Form 20-F
period 2009-11-20
China Ceramics Co., Ltd
filed 2009-12-08
CIK 1470683

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark one)

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ________________.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: November 20, 2009 for the transition period from __________ to ___________

Commission file number 000-52275

China Ceramics Co., Ltd.

(Exact name of the Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
Telephone +86 (595) 8576 5051

(Address of principal executive offices)

Huang Jia Dong
c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
Telephone +86 (595) 8576 5051

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

with a copy to:

Stuart Management Company
33 Riverside Avenue
5th Floor
Westport, CT 06880

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
UNITS, EACH CONSISTING OF ONE ORDINARY SHARE AND ONE WARRANT	NYSE AMEX EQUITIES
ORDINARY SHARES	NYSE AMEX EQUITIES
WARRANTS TO PURCHASE ONE ORDINARY SHARE	NYSE AMEX EQUITIES

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

On November 20, 2009, the registrant had 8,950,171 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ US GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of the securities under a plan confirmed by a court.

Yes ☐ No ☐

CERTAIN INFORMATION

In this Shell Company Report on Form 20-F (the “Report”), unless otherwise indicated, “we,” “us,” “our,” and “China Ceramics” refers to China Ceramics Co., Ltd., a company continued in the British Virgin Islands, and its subsidiaries subsequent to the Business Combination referred to below. Unless the context indicates otherwise, all references to “Hengda” in this Report refer to Success Winner Limited, a subsidiary of China Ceramics and the entity through which the operating business is held, and its consolidated subsidiaries, including Jinjiang Hengda Ceramics Co., Ltd. The “Business Combination” refers to the merger of China Holdings Acquisition Corp. (“China Holdings”) with China Ceramics, resulting in the redomestication of China Holdings to the British Virgin Islands as China Ceramics and the acquisition of all of the outstanding securities of Hengda by China Ceramics, each of which transactions was consummated substantially concurrently on November 20, 2009. Unless the context indicates otherwise, the “Company” refers to China Holdings prior to the Business Combination and China Ceramics following the Business Combination.

Unless the context indicates otherwise, all references to “China” refer to the People’s Republic of China. All references to “provincial-level regions” or “regions” include provinces as well as autonomous regions and directly controlled municipalities in China, which have an administrative status equal to provinces, including Beijing.

All references to “Renminbi,” “RMB” or “yuan” are to the legal currency of the People’s Republic of China and all references to “U.S. dollars,” “dollars,” “$” are to the legal currency of the United States. This Report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On November 20, 2009, the cash buying rate announced by the People’s Bank of China was RMB6.8278 to $1.00.

FORWARD-LOOKING STATEMENTS

This Report contains “forward-looking statements” that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are ``forward-looking statements” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” “Information on our Company” and elsewhere in this Report.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.  Directors and Senior Management

Our directors and executive officers immediately after the consummation of the Business Combination are described in Post-Effective Amendment No. 4 to the Registration Statement on F-4 (No. 333-161557) filed by China Ceramics with the Securities and Exchange Commission (the “F-4”) in the section entitled “Directors and Executive Officers after the Business Combination” beginning on page 135, which is incorporated herein by reference.

B.  Advisers

Information regarding our legal advisers is described in the F-4 on page 161 and is incorporated by reference herein.

C.  Auditors

Information regarding our auditors is described in the F-4 on page 161 and is incorporated by reference herein.

On December 4, 2009, McGladrey & Pullen LLP (“McGladrey”) was dismissed as the Company’s independent registered public accounting firm. The reports of McGladrey on the Company’s financial statements for each of the past two fiscal years contained no adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except with respect to the Company’s ability to continue as a going concern as described therein. The decision to change independent accountants was approved by the Company’s Board of Directors on December 4, 2009.

During the Company’s two most recent fiscal years and through December 4, 2009 there were no disagreements with McGladrey on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of McGladrey would have caused it to make reference to the subject matter of such disagreements in its report on the Company’s financial statements for such periods.

Grant Thornton China (“Grant Thornton”) has been appointed as the Company’s new independent registered public accounting firm effective as of December 4, 2009. During the two most recent fiscal years and through the date of its engagement, the Company did not consult with Grant Thornton regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

Prior to engaging Grant Thornton, Grant Thornton did not provide the Company with either written or oral advice that was an important factor we considered in reaching a decision to change our independent registered public accounting firm from McGladrey to Grant Thornton.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.  KEY INFORMATION

A.  Selected financial data

Financial information regarding Hengda and China Holdings are included in the F-4 in the sections entitled “Success Winner Summary Financial Information” beginning on page 20, “Selected Unaudited Pro Forma Consolidated Financial Information” beginning on page 226, “Comparative Per Share Information” beginning on page 24, “Selected Historical Consolidated/Combined Financial and Operating Data of Success Winner” beginning on page 81, “Unaudited Pro Forma Consolidated Financial Statements” beginning on page 82 and “CHAC Selected Financial Information” beginning on page 124 which are incorporated by reference herein.

B.  Capitalization and Indebtedness

Not required.

C.  Reasons for the Offer and Use of Proceeds

Not required.

D.  Risk factors

The risks associated with Hengda’s business are described in the F-4 in the Section entitled “Risk Factors” beginning on page 29 and are incorporated by reference herein.

ITEM 4.  INFORMATION ON THE COMPANY

A.  History and Development of the Company

China Holdings was a special purpose acquisition company formed for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, an operating business in the People’s Republic of China. China Holdings consummated its initial public offering on November 21, 2007 and generated aggregate gross proceeds of $125 million. On November 20, 2009, China Holdings acquired Success Winner Limited (`Hengda`) by purchasing all of its outstanding shares from existing shareholders in exchange for an aggregate of 5,743,320 newly issued ordinary shares of its corporate successor, China Ceramics Co., Ltd. (“China Ceramics”), the surviving company of the redomestication of China Holdings to the British Virgin Islands. In addition, concurrent with the closing, 8,185,763 of the merger shares were delivered into an escrow account and be subject to release to the pre-Business Combination shareholders upon the attainment of certain financial thresholds as follows:

From escrow at the close of 2009 audit, if certain earnings thresholds are met	1,214,127
From escrow at the close of 2010 audit, if certain earnings thresholds are met	1,794,800
From escrow at the close of 2011 audit, if certain earnings thresholds are met	2,176,836
From escrow if the closing price of China Ceramics’ common stock is at or above $20.00 per share for twenty trading days in a thirty trading day period prior to April 30, 2012	2,000,000
From escrow if the closing price of China Ceramics’ common stock is at or above $25.00 per share for twenty trading days in a thirty trading day period prior to April 30, 2012	1,000,000
Total merger shares held in escrow not considered outstanding at closing	8,185,763

The escrowed shares will be released without regard to continued employment and are only contingent on future earnings and the stock price of China Ceramics. Upon their release from escrow, the shares will be recorded as outstanding, and will be included in the calculations of earnings per share from such date.

The Business Combination followed the favorable vote of the public stockholders of China Holdings in accordance with the SPAC business combination approval procedures established at the time of China Holdings’s IPO. Concurrent with the acquisition, China Holdings purchased an aggregate of 14,398,649 shares of its common stock from its public stockholders for an aggregate purchase price of approximately $74.0 million (in transactions intended to assure the successful completion of the Business Combination). As a result, following the acquisition China Ceramics had a total of 8,950,171 shares outstanding and approximately $11.9 million was available for working capital purposes from China Holdings’s trust account.

B.  Business Overview

The business of Hengda is described in the F-4 in the section entitled “Hengda’s Business” beginning on page 99, and the business of China Holdings is described in the F-4 in the section entitled “CHAC Business” beginning on page 127, which are incorporated herein by reference.

C.  Organizational Structure

The Company’s organizational structure is described in the F-4 in the section entitled “Summary – After the Business Combination” on page 10 and is incorporated by reference herein.

D.  Property, plant and equipment

The facilities of the Company are described in the F-4 in the section entitled “Hengda’s Business—Production Process and Facilities” on page 103 and “Hengda’s Business—Properties” on page 107, which are incorporated by reference herein.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition of Hengda and China Holdings is described in the F-4 in the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Success Winner” beginning on page 109 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CHAC” beginning on beginning on page 125, which are incorporated by reference herein.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and senior management

Our directors and executive officers immediately after the consummation of the Business Combination are described in the F-4 in the section entitled “Directors and Executive Officers after the Business Combination” beginning on page 135, which is incorporated herein by reference.

B.  Compensation

The compensation of the executive officers and directors of Hengda is described in the F-4 in the section entitled “Directors, Executive Officers, Executive Compensation and Corporate Governance — Compensation of Officers and Directors of Success winner” beginning on page 138, which is incorporated herein by reference.

C.  Board Practices

Information about our directors and audit, compensation and nominating and corporate governance committees are described in the F-4 in the sections entitled “Directors, Executive Officers, Executive Compensation and Corporate Governance—Board Committees” beginning on page 136, which is incorporated by reference herein.

D.  Employees

The table below provides information as to the total number of employees at the end of the last three fiscal years and as of June 30, 2009. There is no history of employee disputes or unrest.

	2006	2007	2008	June 30, 2009
Number of Employees	1,505	1,541	1,551	1,692

E.  Share Ownership

See Item 7A.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major shareholders

The following table sets forth certain information regarding our ordinary shares as of November 20, 2009 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;
•	each of our officers and directors; and
•	all of our officers and directors as a group.

As of November 20, 2009 there were a total of 8,950,171 ordinary shares outstanding. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner(1)	Number of Shares of Common Stock Beneficially Owned		Percentage of Ownership
Paul K. Kelly	1,370,100	(2)	13.9%
James D. Dunning, Jr.	1,370,100	(2)	13.9%
Cheng Yan Davis	144,000	(3)	1.6%
Huang Jia Dong	0		—
Su Pei Zhi	0		—
Ding Wei Dong	0		—
Li Shun Qing	0		—
Hen Man Edmund	0		—
All directors and executive officers as a group (7 individuals)	2,884,200		26.4%
Wong Kung Tok	5,743,320		64.2%
Dorset Management Corporation(4)	1,350,000		15.1%
Alan G. Hassenfeld	719,907	(5)	7.6%

*	Less than 1%
(1)	Unless otherwise indicated, the business address of each of the individuals 1000 N. West Street, Suite 1200, Wilmington, DE 19801.
(2)	Includes warrants to purchase 941,875 shares.
(3)	Includes warrants to purchase 99,000 shares.
(4)	The controlling person of Dorset Management Corporation is David M. Knott.
(5)	Includes warrants to purchase 495,000 shares.

B.  Related Party Transactions

Related party transactions of China Holdings and Hengda are described in the F-4 in the section entitled “Related Party Transactions” beginning on page 143, which is incorporated by reference herein.

C.  Interests of Experts and Counsel

Not Applicable.

ITEM 8.  FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information.

See Item 18.

B.  Significant Changes

None.

ITEM 9.  THE OFFER AND LISTING

A.  Offer and Listing Details

Information about the market price of our units, common stock and warrants prior to the Business Combination is described in the F-4 in the section entitled “Market Price Information” on page 28 and incorporated herein by reference. The following table includes information of the high and low market prices for the last six months:

	Units		Common Stock		Warrants

November	$13.00	$8.83	$10.01	$8.40	$1.85	$0.36
October	$10.40	$9.66	$9.76	$9.62	$0.51	$0.12
September	$10.49	$9.75	$9.75	$9.65	$0.50	$0.26
August	$10.05	$9.60	$9.75	$9.55	$0.44	$0.08
July	$9.90	$9.55	$9.68	$9.48	$0.12	$0.07
June	$9.86	$9.30	$9.58	$9.38	$0.12	$0.04

Holders of our ordinary shares, warrants and units (sometimes referred to herein as “securities”) should obtain current market quotations for their securities. There can be no assurance that a trading market will develop for these securities.

B.  Plan of Distribution

Not Applicable.

C.  Markets

Our ordinary shares, warrants and units are quoted on the NYS Amex Equities under the symbols “HOL”, “HOL.WS” and “HOL.U”, respectively.

D.  Selling Shareholders

Not Applicable.

E.  Dilution

Not Applicable.

F.  Expenses of the Issue

Not Applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.  Share Capital

Status of Outstanding Ordinary Shares.  As of November 20, 2009, we had a total of 51,000,000 ordinary shares authorized, of which 8,950,171 ordinary shares were issued and outstanding.

Options and Warrants.  We have issued and outstanding warrants to purchase 15,550,000 ordinary shares and no options to purchase ordinary shares.

B.  Memorandum and Articles of association

The description of certain terms and provisions of our Amended and Restated Memorandum and Articles of Association is included in the F-4 in the section entitled “Differences in Stockholder Rights” beginning on page 74 and incorporated herein by reference.

C.  Material Contracts

All material contracts governing the business of the Company are described elsewhere in this Shell Company Report on Form 20-F or in the information incorporated by reference herein.

D.  Exchange controls

Under British Virgin Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E.  Taxation

The material United States federal income tax consequences of the Business Combination and of owning and disposing of our securities following the Business Combination are described in the F-4 in the Section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 158 and “Material PRC Income Tax Consequences” beginning on page 161, which are incorporated herein by reference.

F.  Dividends and paying agents

Information about our dividend policy is described in the F-4 in the section entitled “Dividend Policy” beginning on page 45 and incorporated by reference herein.

G.  Statement by experts

Not applicable.

H.  Documents on display

Documents concerning us that are referred to in this document may be inspected at Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC.

In addition, we will file annual reports and other information with the Securities and Exchange Commission. We will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I.  Subsidiary Information

Not required.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Information about exchange controls is described in the F-4 in the section entitled “Quantitative and Qualitative Disclosure about Market Risk” beginning on page 121 and incorporated herein by reference.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Information regarding our securities is included in the F-4 in the section entitled “Description of the Combined Company’s Securities Following the Business Combination” beginning on page 147.

PART II

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

See Item 18.

ITEM 18.  FINANCIAL STATEMENTS

The financial statements of China Holdings Acquisition Corp. appear on pages F-2 through F-31 of the F-4 and the financial statements of Success Winner Limited for the six months ended June 30, 2009 appear on pages F-32 through F-64 of the F-4, all of which are incorporated by reference herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Director
Success Winner Limited

We have audited the accompanying combined balance sheets of Success Winner Limited and its subsidiaries as of December 31, 2006, 2007 and 2008, and the related combined statements of income, changes in equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Success Winner Limited and its subsidiaries as of December 31, 2006, 2007 and 2008, and the results of its operations and cash flows for each of the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ GRANT THORNTON

Shanghai, People of Republic of China
December 4, 2009

SUCCESS WINNER LIMITED AND ITS SUBSIDIARIES
FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006, 2007 AND 2008

COMBINED INCOME STATEMENTS
FOR THE FINANCIAL YEARS ENDED 31 DECEMBER 2006, 2007 AND 2008

		Year ended 31 December
	Notes	2006	2007	2008
		RMB’000	RMB’000	RMB’000
Revenue	4	495,820	649,970	776,570
Cost of sales		(346,269)	(441,940)	(533,330)
Gross profit		149,551	208,030	243,240
Other income	4	1,586	2,339	2,685
Selling and distribution expenses		(30,424)	(38,166)	(46,008)
Administrative expenses		(5,333)	(6,158)	(9,932)
Finance costs	5	(301)	(576)	(941)
Foreign exchange gains		—	—	16
Profit before taxation	6	115,079	165,469	189,060
Income tax expense	7	(13,825)	(19,863)	(24,027)
Profit attributable to shareholders		101,254	145,606	165,033
Earnings per share – Basic (RMB cents)	8	N/A	N/A	N/A

The annexed notes form an integral part of and should be read in conjunction with these Combined Financial Statements

SUCCESS WINNER LIMITED AND ITS SUBSIDIARIES
FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006, 2007 AND 2008

COMBINED BALANCE SHEETS
AS AT 31 DECEMBER 2006, 2007 AND 2008

		As at 31 December
	Notes	2006	2007	2008
		RMB’000	RMB’000	RMB’000
ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment	9	90,574	80,766	72,172
Land use rights	10	175	172	168
		90,749	80,938	72,340
Current assets
Inventories	11	115,031	156,244	131,562
Trade receivables	12	140,389	181,236	195,848
Other receivables	13	2,914	3,364	3,364
Cash and bank balances	14	12,593	18,507	51,606
		270,927	359,351	382,380
Current liabilities
Trade payables	15	110,570	137,948	92,888
Accrued liabilities and other payables	16	158,143	56,526	90,948
Interest-bearing bank borrowings	17	4,500	9,500	12,300
Income tax payable		3,197	5,443	5,133
		276,410	209,417	201,269
Net current (liabilities)/assets		(5,483)	149,934	181,111
Net assets		85,266	230,872	253,451
EQUITY
Total shareholder’s equity		85,266	230,872	253,451

The annexed notes form an integral part of and should be read in conjunction with these Combined Financial Statements

SUCCESS WINNER LIMITED AND ITS SUBSIDIARIES
FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006, 2007 AND 2008

COMBINED STATEMENTS OF CHANGES IN EQUITY
FOR THE FINANCIAL YEARS ENDED 31 DECEMBER 2006, 2007 AND 2008

	Share capital	Statutory reserve	Merger reserve	Retained earnings	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Note 18)	(Note 19(a))
Balance at 1 January 2006	27,900	16,161	—	—	44,061
Net profit for the year	—	—	—	101,254	101,254
Total recognised income for the year	—	—	—	101,254	101,254
Transfer to statutory reserve	—	10,125	—	(10,125)	—
Increase in paid-up capital	31,080	—	—	—	31,080
Dividends (Note 20)	—	—	—	(91,129)	(91,129)
Balance at 31 December 2006	58,980	26,286	—	—	85,266
Balance at 1 January 2007	58,980	26,286	—	—	85,266
Net profit for the year	—	—	—	145,606	145,606
Total recognised income for the year	—	—	—	145,606	145,606
Transfer to statutory reserve	—	3,204	—	(3,204)	—
Balance at 31 December 2007	58,980	29,490	—	142,402	230,872
Balance at 1 January 2008	58,980	29,490	—	142,402	230,872
Net profit for the year	—	—	—	165,033	165,033
Total recognised income for the year	—	—	—	165,033	165,033
Arising from Reorganisation	(58,980)	—	58,980	—	—
Dividends (Note 20)	—	—	—	(142,454)	(142,454)
Balance at 31 December 2008	0*	29,490	58,980	164,981	253,451

*	Amount less than RMB1,000

The annexed notes form an integral part of and should be read in conjunction with these Combined Financial Statements

SUCCESS WINNER LIMITED AND ITS SUBSIDIARIES
FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006, 2007 AND 2008

COMBINED CASH FLOW STATEMENTS
FOR THE FINANCIAL YEARS ENDED 31 DECEMBER 2006, 2007 AND 2008

		Year ended 31 December
	Notes	2006	2007	2008
		RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Profit before taxation		115,079	165,469	189,060
Adjustments for
Amortisation of land use rights	10	4	3	4
Bad debts written off	6	112	—	—
Depreciation of property, plant and equipment	6/9	13,728	14,792	15,613
Finance costs	5	301	576	941
Interest income	4	(154)	(168)	(394)
Foreign exchange gains		—	—	(16)
Operating profit before working capital changes		129,070	180,672	205,208
(Increase)/decrease in inventories		(26,217)	(41,213)	24,682
Increase in trade receivables		(20,919)	(40,847)	(14,612)
Increase/(decrease) in trade payables		26,982	27,378	(45,060)
Increase/(decrease) in accrued liabilities and other payables		5,258	(535)	10,290
Cash generated from operations		114,174	125,455	180,508
Interest paid		(301)	(576)	(941)
Income tax paid		(10,628)	(17,617)	(24,337)
Net cash generated from operating activities		103,245	107,262	155,230
Cash flows from investing activities
Acquisition of property, plant and equipment	9	(3,728)	(4,324)	(7,019)
Interest received		154	168	394
Net cash used in investing activities		(3,574)	(4,156)	(6,625)
Cash flows from financing activities
Bank borrowings obtained		9,000	9,500	17,300
Repayments of bank borrowings		(4,500)	(4,500)	(14,500)
Advances to related party		(1)	(450)	—
Advances/(repayments) to a director		(40,100)	(10,500)	1,694
Increase in paid up capital		31,080	—	0*
Dividend paid	20	(87,459)	(91,242)	(120,000)
Net cash used in financing activities		(91,980)	(97,192)	(115,506)
Net increase in cash and cash equivalents		7,691	5,914	33,099
Cash and cash equivalents at 1 January		4,902	12,593	18,507
Cash and cash equivalents at 31 December	14	12,593	18,507	51,606

*	Amount less than RMB1,000

The annexed notes form an integral part of and should be read in conjunction with these Combined Financial Statements

SUCCESS WINNER LIMITED AND ITS SUBSIDIARIES
FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006, 2007 AND 2008

NOTES TO THE COMBINED FINANCIAL STATEMENTS

1.   THE COMPANY

The Company (Registration No. 1533513) was incorporated in British Virgin Islands on 29 May 2009 under the British Virgin Islands Business Companies Act as a limited liability company under the name of Success Winner Limited. At the date of incorporation, the paid-up and issued capital of the Company was US$1 divided into 1 share of US$1.00 each.

The registered office of the Company is located at P. O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The principal place of business of the Company is located at Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, The Peoples’ Republic of China (“PRC”).

The principal activity of the Company is investment holding. The principal activities of the company’s subsidiaries are set out in Note 2 to the Combined Financial Statements.

2.   THE REORGANISATION AND BASIS OF PRESENTATION

A reorganisation exercise was undertaken by the Group to rationalise the corporate structure for an acquisition by the Special Purpose Acquisition Company (the “Reorganisation Exercise”). The following steps were undertaken in the Reorganisation Exercise:

(a)	Acquisition of Jinjiang Hengda Ceramics Co., Ltd (“Jinjiang Hengda”)

Pursuant to an equity transfer agreement dated 1 April 2008 entered into between the former shareholders, Chi Wah Trading Import & Export Co. (“Chi Wah Trading”) and Jinjiang City Anhai Junbing Hengda Construction Material Factory (“Anhai Junbing”) and Stand Best Creation Limited (“Stand Best”), Stand Best acquired 100% of the equity in Jinjiang Hengda for a consideration of RMB58,980,000 based on the paid-up capital of Jinjiang Hengda. The transfer of the equity in Jinjiang Hengda to Stand Best was approved by the Jinjiang Ministry of Commerce on 30 April 2008.

(b)	Capitalisation of amount due from Stand Best to Mr Wong Kung Tok

Pursuant to the capitalisation agreement dated 30 June 2009 entered into between Mr Wong Kung Tok and Stand Best, Stand Best capitalised the sum of HK$67,930,978 (equivalent to approximately RMB58.9 mil) owing to Mr Wong Kung Tok via the issuance of an aggregate of 9,999 ordinary shares of HK$1.00 each as fully paid in its share capital to the Company.

Following the capitalisation, Stand Best’s paid up share capital was increased from HK$1.00 to HK$10,000 divided into 10,000 ordinary shares of HK$1.00 each.

(c)	Incorporation of the Company

On 29 May 2009, the Company was incorporated in British Virgin Islands as the investment holding company of the Group. 1 ordinary share of US$1.00 was issued by the Company to Mr Wong Kung Tok and was fully paid on 30 June 2009.

(d)	Acquisition by the Company

Pursuant to an instrument of transfer dated 30 June 2009 entered into between the Company and Stand Best, the Company acquired the remaining 1 ordinary share at par value of HK$1.00 of Stand Best for a consideration of HK$1.00 from Mr Wong Kung Tok.

Pursuant to the Reorganisation as set out above, the Company will become the holding company of the Group.

SUCCESS WINNER LIMITED AND ITS SUBSIDIARIES
FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006, 2007 AND 2008

NOTES TO THE COMBINED FINANCIAL STATEMENTS

2.   THE REORGANISATION AND BASIS OF PRESENTATION  – (continued)

The Group structure is shown as follows:

As at the date of this report, the Company has direct interests in the following wholly owned subsidiaries and there are no other subsidiaries or associated companies of the Group.

Name of Subsidiaries	Jurisdiction of Incorporation/ Establishment	Principal Activities	Equity Interest Held	Registered Capital and Paid-up Capital
Stand Best Creation Limited	Hong Kong	Investment holding	100%	HK$10,000
Jinjiang Hengda Ceramics Co., Ltd	PRC	Design, development and manufacture of ceramic tiles	100%	RMB58,980,000

The Group is regarded as a continuing entity resulting from the Reorganisation since the management of all the entities which took part in the Reorganisation was controlled by the same directors and under common shareholders before and immediately after the Reorganisation. Consequently, immediately after the Reorganisation, there was a continuation of the control over the entities financial and operating policy decision and risk and benefits to the ultimate shareholders that existed prior to the Reorganisation. The Reorganisation has been accounted for as a Reorganisation under common control in a manner similar to pooling of interests. Accordingly, the Combined Financial Statements for the years ended 31 December 2006, 2007 and 2008 have been prepared on the basis of merger accounting and comprise the financial statements of the subsidiaries which were under common control of the ultimate shareholders and directors that existed prior to the Reorganisation Exercise during the Relevant Periods or since their respective dates of incorporation.

3.   SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The Combined Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) (“including related interpretations issued by the International Accounting Standard Board (“IASB”), and have been consistently applied throughout the years ended 31 December 2006, 2007 and 2008.

Basis of preparation of Combined Financial Statements

The Group has early adopted IFRSs and interpretations which are effective for accounting periods beginning on or after 1 January 2008 for the preparation of these Combined Financial Statements of the Group since 1 January 2005.

SUCCESS WINNER LIMITED AND ITS SUBSIDIARIES
FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006, 2007 AND 2008

NOTES TO THE COMBINED FINANCIAL STATEMENTS

3.   SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The accounting policies set out below have been applied consistently to all periods presented in these Combined Financial Statements and in preparing an opening IFRS balance sheet as at 1 January 2006 for the purpose of the first set of IFRS financial statements. The accounting policies have been applied consistently by the Group.

At the date of this report, the following new and amended IFRSs and interpretations were issued but not yet effective:

IAS 1 (Revised 2008)	Presentation of Financial Statements
IAS 1	Presentation of Financial Statements — Amendments Relating to Disclosure of Puttable Financial Instruments and Obligations Arising on Liquidation
IAS 23 (Revised)	Borrowing Costs — Comprehensive Revision to Prohibit Immediate Expensing
IAS 24 (Amendments)	Related Party Disclosures
IAS 27	Consolidated and Separate Financial Statements — Consequential Amendments Arising from Amendments to IFRS 3
IAS 27 (Amendments)	Cost of An Investment on First-Time Adoption
IAS 28	Investments in Associates — Consequential Amendments Arising from Amendments to IFRS 3
IAS 28 (Amendments)	Cost of An Investment on First-Time Adoption
IAS 31	Interests in Joint Ventures — Consequential Amendments Arising from Amendments to IFRS 3
IAS 32	Financial Instruments: Presentation — Amendments Relating to Puttable Financial Instruments and Obligation Arising on Liquidation
IAS 32 (Amendments)	Classification of right issues
IAS 39	Financial Instruments: Recognition and Measurement — Amendments for Eligible Hedged Items
IFRS (amendments)	Cost of An Investment on First-Time Adoption
IFRS 1 (Revised 2008)	First-time Adoption of IFRS
IFRS 1 (amendments)	Additional exemptions for first time adopters
IFRS 2 (amendments)	Group cash settled share based payment transactions
IFRS 3	Business Combinations — Comprehensive Revision on Applying the Acquisition Method
IFRS 7	Financial Instruments: Disclosures — Amendments Relating to Puttable Financial Instruments and Obligations Arising on Liquidation
IFRS 7 (amendments)	Improving disclosures about financial instruments
IFRS 8	Operating Segments
IFRS 9	Financial instruments
IFRIC 9 (amendments)	Embedded derivatives
IFRIC 13	Customer Loyalty Programmes
IFRIC 15	Agreements for the Construction of Real Estate
IFRIC 16	Hedges of a Net Investment in a Foreign Operation
IFRIC 17	Distributions of Non-Cash Assets to Owners
IFRIC 18	Transfers of assets from customers
Annual Improvement Process	Annual Improvements to IFRS 2009

SUCCESS WINNER LIMITED AND ITS SUBSIDIARIES
FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006, 2007 AND 2008

NOTES TO THE COMBINED FINANCIAL STATEMENTS

3.   SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Management does not anticipate that the adoption of the above IFRSs (including consequential amendments) and interpretations will result in any material impact to the combined financial statements in the period of initial application, except for IAS 1 (Revised) and IFRS 8 as indicated below.

IAS 1 (Revised)

The revised Standard requires:

•	changes in equity arising from transactions with owners in their capacity as owners to be presented separately from components of comprehensive income;
•	components of comprehensive income to be excluded from statement of changes in equity;
•	items of income and expenses and components of other comprehensive income to be presented either in a single statement of comprehensive income with subtotals, or in two separate statements (a separate statement of profit and loss followed by a statement of comprehensive income);
•	presentation of restated balance sheet as at the beginning of the comparative period when entities make restatements or reclassifications of comparative information.

The revisions also include changes in the titles of some of the financial statements primary statements. The Group will apply the revised standard from 1 January 2009 and provide comparative information that conforms to the requirements of the revised standard. The key impact of the application of the revised standard is the presentation of an additional primary statement, that is, the statement of comprehensive income.

IFRS 8

IFRS 8 replaces IAS 14 Segment Reporting. In doing so it extends the scope of segment reporting. It requires the identification of operating segments based on internal reports that are regularly reviewed by the Group’s chief operating decision maker in order to allocate resources to the segment and assess its performance. It requires amongst others, reconciliations of total reportable segment revenues, total profit or loss, total assets, and other amounts disclosed for reportable segments to corresponding amounts in the entity’s Combined Financial Statements and an explanation of how segment profit or loss and segment assets are measured for each reportable segment. The Group will apply IFRS 8 from 1 January 2009 and provide comparative information that conforms to the requirements of IFRS 8. The Group expects operating segments to be disclosed under IFRS 8.

Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

(a)	Key sources of estimation uncertainty

Depreciation of property, plant and equipment

Property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives. Management estimates the useful lives of property, plant and equipment to be within 5 to 40 years. The carrying amounts of the Group’s property, plant and equipment as at 31 December 2006, 2007 and 2008 were RMB90,574,000, RMB80,766,000 and RMB72,172,000 respectively. Changes in the expected level of usage and technological developments could impact the economic useful lives and the residual values of these assets, therefore future depreciation charges could be revised.

SUCCESS WINNER LIMITED AND ITS SUBSIDIARIES
FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006, 2007 AND 2008

NOTES TO THE COMBINED FINANCIAL STATEMENTS

3.   SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Income tax

The Group has exposure to income taxes in the PRC. Significant judgement is required in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognised, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Critical judgement made in applying accounting policies

In the process of applying the Group’s accounting policies as described below, management is of the opinion that there are no instances of application of judgments which are expected to have a significant effect on the amounts recognised in the financial statements.

Impairment of trade receivables

The Group’s management assesses the collectability of trade receivables. This estimate is based on the credit history of the Group’s customers and the current market condition. Management assesses the collectability of trade receivables at the balance sheet date and makes the provision, if any.

Net realizable value of inventories

Net realizable value of inventories is the management’s estimation of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of “similar nature”. It could change significantly as a result of competitors in response to the severe industry’s cycles.

(a)	Basis of preparation under common control business combination

A business combination involving entities under common control is a business combination in which all the combining entities or business are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The reorganisation exercise described in Note 2 to the Combined Financial Statements resulted in a business combination involving common control entities, and accordingly the accounting treatment is outside the scope of IFRS 3 Business Combination. For such common control business combinations, the merger accounting principles are applied to include the assets, liabilities, results, changes in equity and cash flows of the combining entities in the Combined Financial Statements.

In applying merger accounting, components of financial statements of the combining entities or businesses for the reporting periods in which the common control combination occurs are included in the Combined Financial Statements of the combined entity as if the combination had occurred from the date when the combining entities or businesses first came under the control of the controlling party or parties.

A single uniform set of accounting policies is adopted by the combined entity. Therefore, the combined entity recognised the assets, liabilities and equity of the combining entities or businesses at the carrying amounts recognised previously in the Combined Financial Statements of the controlling party or parties prior to the common control combination. The carrying amounts are included as if such Combined Financial Statements had been prepared by the controlling party or parties, including adjustments required to conform to the combined entity’s accounting policies and applying those policies to all periods presented.

There is no recognition of any goodwill or excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of the common control combination. The effects of all transactions between the combining entities or businesses, whether occurring before or after the combination, are eliminated in preparing the Combined Financial Statements of the combined entity.

SUCCESS WINNER LIMITED AND ITS SUBSIDIARIES
FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006, 2007 AND 2008

NOTES TO THE COMBINED FINANCIAL STATEMENTS

3.   SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

For acquisition of subsidiaries under common control, the identifiable assets and liabilities were accounted for at their carrying values, in a manner similar to the pooling-of-interest method of consolidation.

In preparing the Combined Financial Statements, transactions, balances and unrealised gains on transactions between the combining entities are eliminated. Unrealised losses are also eliminated but are considered an impairment indicator of the assets transferred.

(b)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to the working condition and location for its intended use. Expenditure incurred after property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the property, plant and equipment, and the expenditure of the item can be measured reliably, the expenditure is capitalised as an additional cost of that asset.

Depreciation is calculated on the straight-line basis to write off the cost of property, plant and equipment, less any estimated residual values, over the following estimated useful lives:

Buildings	40 years
Renovation	10 years
Plant and machinery	5 – 10 years
Motor vehicles	10 years
Office equipment	5 – 10 years

Depreciation methods, useful lives and residual values are reviewed, and adjusted as appropriate, at each reporting date.

The gain or loss on disposal or retirement of an item of property, plant and equipment recognised in the income statement is the difference between the net sales proceeds and the carrying amount of the relevant asset.

(c)	Land use rights

Land use rights represent up-front payments to acquire long-term interests in the usage of land.

Land use rights are stated at cost less accumulated amortisation and impairment losses. Amortisation is charged so as to write off the cost of land use rights, using the straight-line method, over the period of the grant of 50 years, which is the lease term.

(d)	Impairment of non-financial assets

Assessment is made at each balance sheet date of whether there is any indication of impairment of the Group’s property, plant and equipment and land use rights, or whether there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset’s recoverable amount is estimated.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the combined income statement in the period in which it arises.

SUCCESS WINNER LIMITED AND ITS SUBSIDIARIES
FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006, 2007 AND 2008

NOTES TO THE COMBINED FINANCIAL STATEMENTS

3.   SIGNIFICANT ACCOUNTING POLICIES  – (continued)

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years.

A reversal of an impairment loss is credited to the combined income statement in the period in which it arises.

(e)	Financial assets

Financial assets which are under the scope of IAS 39, other than hedging instruments, can be divided into the following categories: financial assets at fair value through income statement, held-to-maturity investments, loans and receivables, and available-for-sale financial assets. Financial assets are assigned to the different categories by management on initial recognition, depending on the purpose for which the assets were acquired.

The designation of financial assets is re-evaluated and classification may be changed at the reporting date where permitted.

All financial assets are recognised when, and only when, the Group becomes a party to the contractual provisions of the instrument. When financial assets are recognised initially, they are measured at fair value, plus directly attributable transaction costs.

De-recognition of financial assets occurs when the rights to receive cash flows from the instruments expire or are transferred and substantially all of the risks and rewards of ownership have been transferred. Regular way purchases and sales of financial assets are accounted for at trade date, i.e., the date that the Group commits itself to purchase or sell the asset. At each of the balance sheet date, financial assets are reviewed to assess whether there is objective evidence of impairment. If any such evidence exists, impairment loss is determined and recognised.

Receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivables. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets.

Receivables include trade and other receivables. They are subsequently measured at amortised cost using the effective interest method, less provision for impairment. If there is objective evidence that the asset has been impaired, the financial asset is measured at the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset’s recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised. The impairment or writeback is recognised in the income statement.

(f)	Financial liabilities

The Group’s financial liabilities include trade and other payables, accrued liabilities, dividend payable and interest-bearing bank borrowings.

Financial liabilities are recognised when the Group becomes a party to the contractual agreements of the instrument. All interest related charges are recognised as an expense in “finance costs” in the income statement. Financial liabilities are derecognised if the Group’s obligations specified in the contract expire or are discharged or cancelled.

SUCCESS WINNER LIMITED AND ITS SUBSIDIARIES
FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006, 2007 AND 2008

NOTES TO THE COMBINED FINANCIAL STATEMENTS

3.   SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Borrowings are recognised initially at fair value of proceeds received less attributable transaction costs, if any. Borrowings are subsequently stated at amortised cost which is the initial fair value less any principal repayments. Any difference between the proceeds (net of transaction costs) and the redemption value is taken to the income statement over the period of the borrowings using the effective interest method. The interest expense is chargeable on the amortised cost over the period of the borrowings using the effective interest method.

Gains and losses are recognised in the profit and loss account when the liabilities are derecognised as well as through the amortisation process.

Borrowings which are due to be settled within twelve months after the balance sheet are included in current borrowings in the balance sheet even though the original terms was for a period longer than twelve months and an agreement to refinance, or to reschedule payments, on a long-term basis is completed after the balance sheet date. Borrowings to be settled within the Group’s normal operating cycle are classified as current. Other borrowings due to be settled more than twelve months after the balance sheet date are included in non-current borrowings in the balance sheet.

Trade and other payables and accrued liabilities are initially measured at fair value, and subsequently measured at amortised cost, using the effective interest rate method.

Dividend distributions to shareholders are included in current financial liabilities when the dividends are payable.

(g)	Inventories

Inventories are valued at the lower of cost and net realisable value. Cost incurred in bringing each product to its present location and conditions are accounted for as follows:

(a)	Raw materials at purchase cost on a weighted average basis; and
(b)	Finished goods and work in progress at cost of direct materials and labour and a proportion of manufacturing overheads based on normal operating capacity.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

(h)	Cash and cash equivalents

For the purpose of the combined cash flow statements, cash and cash equivalents comprise cash on hand and in banks.

(i)	Provisions

Provisions are recognised when present obligations will probably lead to an outflow of economic resources from the Group which can be estimated reliably. Timing or amount of the outflow may still be uncertain. A present obligation arises from the presence of a legal or constructive commitment that has resulted from past events.

Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the balance sheet date, including the risks and uncertainties associated with the present obligation. Any reimbursement expected to be received in the course of settlement of the present obligation is recognised as a separate asset, not exceeding the amount of the related provision.

Where there are a number of similar obligations, the likelihood that an outflow of economic resources will be required in settlement of the obligations is determined by considering the class of obligations as a whole. In addition, long term provisions are discounted to their present values, where the effect of the time value of money is material.

SUCCESS WINNER LIMITED AND ITS SUBSIDIARIES
FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006, 2007 AND 2008

NOTES TO THE COMBINED FINANCIAL STATEMENTS

3.   SIGNIFICANT ACCOUNTING POLICIES  – (continued)

All provisions are reviewed at the balance sheet date and adjusted to reflect the current best estimates.

In cases where the possible outflow of economic resources as a result of present obligations is considered impossible or remote, or the amount to be provided for cannot be measured reliably, no liability is recognised in the balance sheet, unless assumed in the course of a business combination.

(j)	Recognition of revenue

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of trade discounts, sales rebates and sales related taxes on the following bases:

(i)	Revenue from the sale of goods and scrap materials are recognised when the significant risks and rewards of ownership have passed to customer, which is usually on dispatch, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold; and
(ii)	Interest income is recognised on a time-proportion basis, taking into account the principal outstanding and the effective interest rate applicable.
(k)	Income tax

Current tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. PRC corporate income tax is provided at rates applicable to an enterprise in the PRC on income for financial reporting purpose, adjusted for income and expenses items which are not assessable or deductible for income tax purposes.

Deferred tax

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the Combined Financial Statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of other assets and liabilities in a transaction that is not a business combination and that affects neither the tax profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at the balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Deferred tax assets and liabilities are not discounted. Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Valued-added tax

The Group’s sale of goods in the PRC are subjected to Value-added tax (“VAT”) at the applicable tax rate of 6% for PRC domestic sales. Input VAT on purchases cannot be deducted from output VAT. The amount payable to the taxation authority is included as part of “other payables” in the balance sheet.

SUCCESS WINNER LIMITED AND ITS SUBSIDIARIES
FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006, 2007 AND 2008

NOTES TO THE COMBINED FINANCIAL STATEMENTS

3.   SIGNIFICANT ACCOUNTING POLICIES  – (continued)

(k)	Income tax

Revenues, expenses and assets are recognised net of the amount of VAT except:

•	Where the VAT incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the VAT is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
•	Receivables and payables that are stated with the amount of VAT included.
(l)	Employees benefits

Retirement benefits scheme

Pursuant to the relevant regulations of the PRC government, the Group participates in a local municipal government retirement benefits scheme (the “Scheme”), whereby the subsidiaries of the Company in the PRC are required to contribute a certain percentage of the basic salaries of its employees to the Scheme to fund their retirement benefits. The local municipal government undertakes to assume the retirement benefits obligations of all existing and future retired employees of the subsidiaries of the Company. The only obligation of the Group with respect to the Scheme is to pay the ongoing required contributions under the Scheme mentioned above. Contributions under the Scheme are charged to the income statement as incurred. There are no provisions under the Scheme whereby forfeited contributions may be used to reduce future contributions.

Key management personnel

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the entity. Directors and certain general managers are considered key management personnel.

(m)	Foreign currencies
(i)	Functional and presentation currency

The functional currency of the Company, Stand Best Creation Limited and Jinjiang Hengda Ceramics Co., Ltd is Renminbi, as the Group’s principal operations are predominantly conducted in the People’s Republic of China (PRC) where the group generate most of its revenue and incur most of its expenses. The financial statements are presented in Renminbi (to the nearest thousand), being the currency that best reflects the economic substance of the underlying events and circumstances relevant to the Group.

(ii)	Transactions and balances

Foreign currency transactions are measured and recorded in the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the closing rates ruling at the respective balance sheet dates. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

(iii)	Group companies

The results and financial positions of the Group entities that have functional currencies different from the presentation currency are translated into the presentation currency as follows:

SUCCESS WINNER LIMITED AND ITS SUBSIDIARIES
FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006, 2007 AND 2008

NOTES TO THE COMBINED FINANCIAL STATEMENTS

3.   SIGNIFICANT ACCOUNTING POLICIES  – (continued)

(1)	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
(2)	Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
(3)	All resulting exchange differences are recognized in other comprehensive income and accumulated in equity.
(n)	Related parties

A party is considered to be related to the Group if:

(i)	directly, or indirectly through one or more intermediaries, the party (1) controls, is controlled, or is under common control with, the Company/Group; (2) has an interest in the Company that gives it significant influence over the Company/Group; or (3) has joint control over the Company/Group;
(ii)	the party is an associate;
(iii)	the party is a jointly-controlled entity;
(iv)	the party is a member of the key management personnel of the Company or its parent;
(v)	the party is a close member of the family of any individual referred to in (i) or (iv);
(vi)	the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (iv) or (v); or
(vii)	the party is a post-employment benefit plan for the benefit of employees of the Company/Group, or of any entity that is a related party of the Company/Group.
(o)	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Annual rentals applicable to such operating leases are charged to the combined income statements on a straight-line basis over the lease terms except where an alternative basis is more representative of the pattern of benefits to be derived from the leased assets. Lease incentives received are recognised in the combined income statements as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the combined income statements in the accounting period in which they are incurred.

(p)	Segment reporting

A segment is a distinguishable component of the Group within a particular economic environment (geographical segment) and to a particular industry (business segment) which is subject to risks and rewards that are different from those of other segments.

Business segments

As the Group operates principally in a single business segment which is the manufacture and sale of medium to high-end ceramic tiles, no reporting by business operations is presented.

Geographical segments

As the business of the Group is engaged entirely in the PRC, no reporting by geographical location of operations is presented.

SUCCESS WINNER LIMITED AND ITS SUBSIDIARIES
FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006, 2007 AND 2008

NOTES TO THE COMBINED FINANCIAL STATEMENTS

3.   SIGNIFICANT ACCOUNTING POLICIES  – (continued)

(q)	Share capital

Ordinary shares are classified as equity. Share capital is determined using the nominal value of shares that have been issued. Any transaction costs associated with the issuing of shares are deducted from the proceeds (net of any related income tax benefits) to the extent that they are incidental cost directly attributable to the equity transaction.

Retained earnings include all current and prior period results as determined in the combined income statements.

(r)	Research and development costs

Research costs are expensed as incurred, except for development costs which relates to the design and testing of new or improved materials, products or processes which are recognised as an asset to the extent that it is expected that such assets will generate future economic benefits.

4.   REVENUE AND OTHER INCOME

Revenue represents the net invoiced value of goods sold, after allowances for trade discounts. An analysis of the Group’s revenue and other income is as follows:

	Year ended 31 December
	2006	2007	2008
	RMB’000	RMB’000	RMB’000
Revenue
Sale of goods	495,820	649,970	776,570
Other income
Sale of scrap materials	1,432	2,171	2,291
Interest income	154	168	394
	1,586	2,339	2,685

5.   FINANCE COSTS

	Year ended 31 December
	2006	2007	2008
	RMB’000	RMB’000	RMB’000
Interest on bank borrowings	301	576	941

6.   PROFIT BEFORE TAXATION

The Group’s profit before taxation is arrived at after charging:

	Year ended 31 December
	2006	2007	2008
	RMB’000	RMB’000	RMB’000
Amortisation of land use rights	4	3	4
Bad debts written off	112	—	—
Cost of inventories recognised as expense	213,096	273,532	364,532
Depreciation expense charged to
– cost of sales	13,438	14,385	15,102
– administrative expenses	290	407	511
Directors’ remuneration

SUCCESS WINNER LIMITED AND ITS SUBSIDIARIES
FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006, 2007 AND 2008

NOTES TO THE COMBINED FINANCIAL STATEMENTS

6.   PROFIT BEFORE TAXATION  – (continued)

	Year ended 31 December
	2006	2007	2008
	RMB’000	RMB’000	RMB’000
– salaries and related cost	114	124	142
– retirement scheme contribution	4	3	5
Key management personnel (other than directors)
– salaries and related cost	435	494	596
– retirement scheme contribution	13	13	15
Foreign exchange gains	—	—	(16)
Research and development personnel
– salaries and related cost	1,152	1,523	877
– retirement scheme contribution	17	24	14
Other personnel
– salaries and related cost	26,629	29,553	32,910
– retirement scheme contribution	402	462	526
Operating lease expenses	11,214	13,192	13,192

7.   INCOME TAX EXPENSE

No deferred tax has been provided as the Group did not have any significant temporary differences which gave rise to a deferred tax asset or liability at 31 December 2006, 2007 and 2008.

Reconciliation between tax expense and profit before taxation at applicable tax rates is as follows:

	Year ended 31 December
	2006	2007	2008
	RMB’000	RMB’000	RMB’000
Profit before taxation	115,079	165,469	189,060
Tax calculated at a tax rate of 27%(2008: 25%)	31,071	44,677	47,265
Tax effect of tax exemption and concession	(17,262)	(24,820)	(23,632)
Tax effect on non deductible expenses	16	6	394
	13,825	19,863	24,027

Pursuant to the “Income Tax Law of the PRC for Enterprises with Foreign Investments and Foreign Enterprises”, the provision for PRC income tax for the foreign investment enterprises of production nature established in the Coastal Economic Open Zone is calculated based on statutory income tax at a rate of 27% for the relevant period, which included a 24% enterprise income tax and a 3% local income tax.

Pursuant to the PRC Enterprise Income Tax: Law passed by the Tenth National People’s Congress on 16 March 2007, the new enterprise income tax rates for domestic enterprises and foreign investment enterprises are unified at 25% and was effective from 1 January 2008.

Based on the “Income Tax Law of the PRC for Enterprises with Foreign Investments and Foreign Enterprises”, Jinjiang Hengda Ceramics Co., Ltd is entitled to full exemption from income tax for the first two years and a 50% reduction in income tax for the next three years starting from its first profitable year of operations.

SUCCESS WINNER LIMITED AND ITS SUBSIDIARIES
FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006, 2007 AND 2008

NOTES TO THE COMBINED FINANCIAL STATEMENTS

7.   INCOME TAX EXPENSE  – (continued)

The first profitable year of Jinjiang Hengda Ceramics Co., Ltd is the calendar year ended 31 December 2004 for the purpose of determining the tax holiday period. Jinjiang Hengda Ceramics Co., Ltd has obtained written confirmation from the relevant PRC tax authorities confirming that its 5 year tax holiday period commenced from 1 January 2004 and that the first profit making year was the calendar year ended 31 December 2004.

Any distributions by a PRC entity to an overseas parent made out of profits earned after 1 January 2008 will be subject to a 10% withholding tax. The company has not made and has no current plan to make such distribution.

8.   EARNINGS PER SHARE

Earnings per share information is not presented as its inclusion, for the purpose of this report, is considered by the director of the Company not meaningful due to the Group Reorganisation and the preparation of the results of the Group for the Relevant Periods on the consolidated basis as disclosed in Note 2 to the financial statements.

9.   PROPERTY, PLANT AND EQUIPMENT

	Buildings	Renovation	Plant and machinery	Motor vehicles	Office equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
At 1 January 2006	2,913	—	135,742	3,445	731	142,831
Additions	—	—	11,765	558	245	12,568
At 31 December 2006	2,913	—	147,507	4,003	976	155,399
Additions	—	450	3,750	621	163	4,984
At 31 December 2007	2,913	450	151,257	4,624	1,139	160,383
Additions	—	—	6,281	512	226	7,019
At 31 December 2008	2,913	450	157,538	5,136	1,365	167,402
Accumulated depreciation
At 1 January 2006	496	—	49,826	580	195	51,097
Depreciation charge	69	—	13,183	335	141	13,728
At 31 December 2006	565	—	63,009	915	336	64,825
Depreciation charge	69	—	14,124	407	192	14,792
At 31 December 2007	634	—	77,133	1,322	528	79,617
Depreciation charge	69	43	14,802	472	227	15,613
At 31 December 2008	703	43	91,935	1,794	755	95,230
Net book amount
At 31 December 2006	2,348	—	84,498	3,088	640	90,574
At 31 December 2007	2,279	450	74,124	3,302	611	80,766
At 31 December 2008	2,210	407	65,603	3,342	610	72,172

All property, plant and equipment held by the Group are located in the PRC.

The Group’s building including renovation with a carrying value of approximately RMB2,729,000 and RMB2,617,000 was pledged as securities to secure the Group’s interest-bearing bank borrowings at 31 December 2007 and 2008 respectively (Note 17).

SUCCESS WINNER LIMITED AND ITS SUBSIDIARIES
FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006, 2007 AND 2008

NOTES TO THE COMBINED FINANCIAL STATEMENTS

10.   LAND USE RIGHTS

	2006	2007	2008
	RMB’000	RMB’000	RMB’000
At beginning of the year
Cost	180	180	180
Accumulated amortisation	(1)	(5)	(8)
Net book amount	179	175	172
For the year
Opening net book amount	179	175	172
Addition	—	—	—
Amortisation	(4)	(3)	(4)
Closing net book amount	175	172	168
At end of the year
Cost	180	180	180
Accumulated amortisation	(5)	(8)	(12)
Net book amount	175	172	168

The land use rights of the Group refer to lands located in PRC which were pledged to the banks as securities for interest-bearing bank borrowings granted to the Group in Note 17.

Amortisation expenses of approximately RMB4,000, RMB3,000 and RMB4,000 have been charged in administrative expenses on the face of the Combined Income Statement for the years ended 31 December 2006, 2007 and 2008 respectively.

11.   INVENTORIES

	As at 31 December
	2006	2007	2008
	RMB’000	RMB’000	RMB’000
At cost
Raw materials	23,176	33,408	26,400
Work in progress	5,079	5,431	5,024
Finished goods	86,776	117,405	100,138
	115,031	156,244	131,562

There has been no inventory written off or allowance of inventory obsolescence for the years ended 31 December 2006, 2007, and 2008.

12.   TRADE RECEIVABLES

Trade receivables are non-interest bearing and generally have credit terms ranging from 90 days to 120 days and are denominated in Renminbi.

SUCCESS WINNER LIMITED AND ITS SUBSIDIARIES
FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006, 2007 AND 2008

NOTES TO THE COMBINED FINANCIAL STATEMENTS

12.   TRADE RECEIVABLES  – (continued)

The aging analysis of trade receivables past due is as follows:

	As at 31 December
	2006	2007	2008
	RMB’000	RMB’000	RMB’000
Past due 0 – 3 months	14,741	1,039	—
Past due 3 – 6 months	—	—	—
Past due over 6 months	—	—	—
	14,741	1,039	—

13.   OTHER RECEIVABLES

	As at 31 December
	2006	2007	2008
	RMB’000	RMB’000	RMB’000
Amount due by a former related party	—	—	3,363
Amount due by a related party	2,914	3,363	—
Others	—	1	1
	2,914	3,364	3,364

The amount due by a related party relates to purchase of property, plant and equipment and are denominated in Renminbi. These amounts are interest free, unsecured and repayable on demand. The amount remains outstanding as at the date of this report. The related parties ceased to be a shareholders or related parties of the Company from 23rd April 2008. The amount due by former related party has been subsequently repaid on 3rd August 2009.

14.   CASH AND BANK BALANCES

	As at 31 December
	2006	2007	2008
	RMB’000	RMB’000	RMB’000
Cash on hand	84	97	49
Cash at bank	12,509	18,410	51,557
	12,593	18,507	51,606

Cash and bank balances are denominated in the following currencies:

	As at 31 December
	2006	2007	2008
	RMB’000	RMB’000	RMB’000
Renminbi	12,593	18,507	51,603
Hong Kong dollar	—	—	3
	12,593	18,507	51,606

Bank balances denominated in Renminbi are deposited with banks in the PRC and are not freely convertible to foreign currencies. The conversion of these RMB denominated balances into foreign currencies is subject to the foreign exchange control rules and regulations promulgated by the PRC Government.

The cash at bank bears interest at rates of 0.72%, ranging from 0.72% to 0.81% and ranging from 0.36% to 0.81% per annum during the years ended 31 December 2006, 2007 and 2008 respectively.

SUCCESS WINNER LIMITED AND ITS SUBSIDIARIES
FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006, 2007 AND 2008

NOTES TO THE COMBINED FINANCIAL STATEMENTS

15.   TRADE PAYABLES

	As at 31 December
	2006	2007	2008
	RMB’000	RMB’000	RMB’000
Trade payables	110,570	137,948	92,888

Trade payables are denominated in Renminbi and generally have credit terms ranging from 30 days to 180 days.

16.   ACCRUED LIABILITIES AND OTHER PAYABLES

	As at 31 December
	2006	2007	2008
	RMB’000	RMB’000	RMB’000
Dividend payable	91,243	1	22,455
Amount owing to a director	11,940	1,440	3,118
Accrued liabilities	33,127	40,009	49,527
Deposits payables	11,200	11,200	12,400
Other payables for acquisition of property, plant and equipment	8,383	660	—
VAT payable	2,250	3,216	3,448
	158,143	56,526	90,948

Accrued liabilities and other payables are denominated in the following currencies:

	As at 31 December
	2006	2007	2008
	RMB’000	RMB’000	RMB’000
Renminbi	158,143	56,526	89,270
Hong Kong dollar	—	—	1,678
	158,143	56,526	90,948

Amount owing to a director relates to advances to the Group for working capital purposes and purchase of property, plant and equipment. The amount is interest free, unsecured and repayable on demand. The amount denominated in Hong Kong dollar has been capitalised to equity on 30 June 2009.

Accrued liabilities consist mainly of accrued rental, accrued wages, sales commission, repair and maintenance and electricity expenses.

17.   INTEREST-BEARING BANK BORROWINGS

	As at 31 December
	2006	2007	2008
	RMB’000	RMB’000	RMB’000
Current
Short-term bank borrowings
Secured and repayable within one year	4,500	9,500	12,300

The Group’s interest-bearing bank borrowings are guaranteed by a director and the pledge of the Group’s buildings and land use rights (Note 9 and 10). Short-term bank borrowings bear effective interests rates of 7.605%, ranging from 6.39% to 7.956% and ranging from 9.3375% to 9.711% per annum during the years ended 31 December 2006, 2007 and 2008 respectively.

The carrying amounts of interest-bearing bank borrowings are denominated in Renminbi.

SUCCESS WINNER LIMITED AND ITS SUBSIDIARIES
FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006, 2007 AND 2008

NOTES TO THE COMBINED FINANCIAL STATEMENTS

18.   SHARE CAPITAL

	As at 31 December
	2006	2007	2008
	RMB’000	RMB’000	RMB’000
Combined paid-up share capital	58,980	58,980	*

*	Amount less than RMB1,000

The Company was incorporated in British Virgin Islands on 29 May 2009 under the British Virgin Islands Business Companies Act as a limited liability company. At date of incorporation, the authorised share capital of the Company was US$50,000 comprising 50,000 ordinary shares of US$1.00 each. At the date of this report, the issued share capital of the Company was US$1 comprising 1 fully paid shares of US$1.00 each.

The share capital balances as at 31 December 2006 and 2007 represent the issued share capital of Jinjiang Hengda. The share capital balance as at 31 December 2008 represents the issued share capital of Stand Best Creation Limited as the Reorganisation Exercise as mentioned in Note 2 has not been completed as at 31 December 2008.

19.   RESERVES

a)	Statutory reserve

In accordance with the relevant laws and regulations of the PRC, the subsidiaries of the Company established in the PRC are required to transfer 10% of its profit after taxation prepared in accordance with the accounting regulation of the PRC to the statutory reserve until the reserve balance reaches 50% of the respective registered capital. Such reserve may be used to offset accumulated losses or increase the registered capital of these subsidiaries, subject to the approval of the board of directors, and are not available for dividend distribution to the shareholders.

b)	Currency translation reserve

The reserve comprises all foreign exchange differences arising from the translation of the financial statements of Stand Best Creation Limited whose financial statements for 31 December 2008 were presented in Hong Kong dollar.

c)	Merger reserve

The merger reserve of the Group represents the difference between the nominal value of the shares of the subsidiaries acquired over the nominal value of the shares of the Company issued in exchange thereof.

20.   DIVIDENDS

Dividends disclosed during the Relevant Periods represented dividends declared by Jinjiang Hengda Ceramics Co., Ltd to its equity owners. The rate of dividend and the number of shares ranking for dividends are not presented as such information is not meaningful.

SUCCESS WINNER LIMITED AND ITS SUBSIDIARIES
FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006, 2007 AND 2008

NOTES TO THE COMBINED FINANCIAL STATEMENTS

21.   SIGNIFICANT RELATED PARTY TRANSACTIONS

Other than the related party information disclosed elsewhere in the Combined Financial Statements, the following are significant related party transactions entered into between the Group and former related parties at agreed rates:

	Year ended 31 December
	2006	2007	2008
	RMB’000	RMB’000	RMB’000
Rental paid to a former related party	1,566	1,566	522

The former related party refers to a former shareholder of Jinjiang Hengda, Jinjiang City Anhai Junbing Hengda Construction Material Factory Co., Ltd in which a director of Jinjiang Hengda has an interest in the said company. The former shareholder ceased to be a related party or a shareholder of the Company from 23rd April 2008.

22.   COMMITMENTS

(a)	Operating lease commitments

The Group leases office building from a former related party under non-cancellable operating lease arrangements. The former shareholder ceased to be a related party or a shareholder of the Company from 23rd April 2008. The Group also leases production factories, warehouses and employees’ hostel from non related parties under non-cancellable operating lease arrangements. The leases have varying terms and the total future minimum lease payments of the Group under non-cancellable operating leases for assets are as follows:

	Year ended 31 December
	2006	2007	2008
	RMB’000	RMB’000	RMB’000
Not later than one year	13,192	13,192	13,192
Later than one year and not later than five years	35,118	21,926	8,734
	48,310	35,118	21,926
(b)	Other commitments

	Year ended 31 December
	2006	2007	2008
	RMB’000	RMB’000	RMB’000
Advertising expenditure contracted but not provided for in the financial statements	—	2,700	1,800

23.   FINANCIAL RISK MANAGEMENT OBJECTIVES — POLICIES

The Group’s overall financial risk management program seeks to minimise potential adverse effects of financial performance of the group. Management has in place processes and procedures to monitor the Group’s risk exposures while balancing the costs associated with such monitoring and management against the costs of risk occurrence. The Group’s risk management policies are reviewed periodically for changes in market conditions and the Group’s operations.

The Group is exposed to financial risks arising from its operations and the use of financial instruments. The key financial risks included credit risk, liquidity risk, interest rate risk, foreign currency risk and market price risk.

The Group does not hold or issue derivative financial instruments for trading purposes or to hedge against fluctuations, if any, in interest rates and foreign exchange.

SUCCESS WINNER LIMITED AND ITS SUBSIDIARIES
FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006, 2007 AND 2008

NOTES TO THE COMBINED FINANCIAL STATEMENTS

23.   FINANCIAL RISK MANAGEMENT OBJECTIVES — POLICIES  – (continued)

There has been no change to the Group’s exposure to these financial risks or the manner in which it manages and measures the risk.

(i)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the Group to incur a financial loss. The Group’s exposure to credit risk arises primarily from bank balances and trade receivables. For trade receivables, the Group adopt the policy of dealing only with customers of appropriate credit history to mitigate credit risk. For other financial assets, the Group adopt the policy of dealing only with high credit quality counterparties.

As the Group does not hold any collateral, the maximum exposure to credit risk for each class of financial assets is the carrying amount of that class of financial assets presented on the balance sheet.

Bank balances

The Group’s bank deposits are placed with reputable banks in the PRC.

Trade receivables

The Group’s objective is to seek continual growth while minimising losses incurred due to increased credit risk exposure.

The Group has significant concentration of credit risk as the Group’s top three largest trade receivables represent approximately 38%, 24%, and 20% of the trade receivable balance as at 31 December 2006, 2007 and 2008 respectively.

The Group’s exposure to credit risks is influenced mainly by the individual characteristics of each customer. The Group typically gives the existing customers credit terms ranging from 90 days to 120 days. In deciding whether credit shall be extended, the Group will take into consideration factors such as the relationship with the customer, its payment history and credit worthiness. In relation to new customers, the sales and marketing department will prepare credit proposals for approval by the managing director.

The Group performs ongoing credit evaluation of its customers’ financial condition and requires no collateral from its customers. The provision for impairment loss for doubtful debts is based upon a review of the expected collectibles of all trade and other receivables.

Further details of credit risks on trade receivables are disclosed in Note 12.

(ii)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity risk may result from an inability to sell a financial asset quickly at close to its fair value.

The Group’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of stand-by credit facilities.

The Group’s financial liabilities, including trade payables, accrued liabilities and other payables and bank borrowings, for the years ended 31 December 2006, 2007 and 2008 have maturity period of less than 1 year or on demand from the respective balance sheet date.

The Group ensures that there are adequate funds to meet all its obligations in a timely and cost-effective manner. The Group maintains sufficient level of cash and cash equivalents and has available adequate amount of committed credit facilities from financial institutions to meet its working capital requirements.

SUCCESS WINNER LIMITED AND ITS SUBSIDIARIES
FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006, 2007 AND 2008

NOTES TO THE COMBINED FINANCIAL STATEMENTS

23.   FINANCIAL RISK MANAGEMENT OBJECTIVES — POLICIES  – (continued)

(iii)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Group’s financial instruments will fluctuate because of changes in market interest rates.

The Group’s exposure to interest rate risk arises primarily from short-term bank borrowings. The Group does not have investment in other financial assets. The Group’s policy is to maintain all its borrowings on a fixed rate basis. The interest rates and terms of repayment of the bank borrowings are disclosed in Note 17.

Bank borrowings subject to fixed interest rates are contractually repriced at intervals of 12 months. The other financial instruments of the Group are not subject to significant interest rate risk.

(iv)	Foreign currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk arises when transactions are denominated in foreign currencies.

The Group’s operations are primarily conducted in the PRC. All the sales and purchases transactions are denominated in RMB. As such, the operations are not exposed to exchange rate fluctuation.

As at 31 December 2006, 2007 and 2008, all the monetary assets and monetary liabilities were denominated in RMB except for certain insignificant amount of bank balances (Note 14) and other payables (Note 16) which were denominated in foreign currencies.

In the opinion of the management, the Group does not have any significant currency exposure. Accordingly, the Group has not used any financial instrument to hedge its foreign currency risk as its risk exposure is considered to be minimal.

The management monitors its exposure to currency risk is on an on-going basis and endeavours to keep the net exposure at an acceptable parameter.

(v)	Price risk

Price risk is the risk that the value of a financial instrument will fluctuate due to changes in market prices.

The Group does not hold any quoted or marketable financial instrument, hence is not exposed to any movement in market prices.

24.   CAPITAL MANAGEMENT

The Group’s objectives when managing capital are:

(i)	To safeguard the Group’s ability to continue as a going concern and to be able to service its debts when they are due;
(ii)	To maintain an optimal capital structure so as to maximise shareholder value; and
(iii)	To maintain a strong credit rating and healthy capital ratios in order to support the Group’s stability and growth.

The Group actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholder returns, taking into consideration the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities.

The Group is not subject to externally imposed capital requirements, except for, as disclosed in Note 19(a), the Group’s PRC subsidiary is required by the Foreign Enterprise Law of the PRC to contribute to and

SUCCESS WINNER LIMITED AND ITS SUBSIDIARIES
FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006, 2007 AND 2008

NOTES TO THE COMBINED FINANCIAL STATEMENTS

24.   CAPITAL MANAGEMENT  – (continued)

maintain a non-distributable statutory reserve fund whose utilisation is subject to approval by the relevant PRC authorities. This externally imposed capital requirement has been complied with by the PRC subsidiary for the financial years ended 31 December 2006, 2007 and 2008.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, increase share capital, obtain new borrowings or sell assets to reduce debt.

There were no changes in the Group’s overall approach to capital management during the Relevant Periods.

25.   FINANCIAL INSTRUMENTS

As at 31 December 2006, 2007 and 2008, the Group’s financial instruments mainly consisted of cash and bank balances, trade receivables, other receivables, trade payables, accrued liabilities, other payables and bank borrowings.

Fair value

The carrying amounts of financial assets and financial liabilities with a maturity of less than one year approximate their fair values.

The Group does not anticipate that the carrying amounts recorded at balance sheet date would be significantly different from the values that would eventually be received or settled.

26.   SUBSEQUENT EVENTS

Except for the events disclosed in Note 2, no other item, transaction or event of a material or unusual nature has arisen in the interval between 31 December 2008 and the date of the report from the independent auditors.

SUCCESS WINNER LIMITED AND ITS SUBSIDIARIES
FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006, 2007 AND 2008

Statement by director

The director is responsible for the preparation and fair presentation of these combined financial statements in accordance with the provisions of International Financial Reporting Standards as issued by the International Accounting Standards Board. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances

In the opinion of the director,

(a)	the accompanying combined balance sheets, combined income statement, combined statement of changes in equity and the combined cash flow statement, together with the notes thereon are drawn up so as to give a true and fair view of the state of affairs of the Group as at 31 December 2006, 2007 and 2008 and of the results of the business, changes in equity and cash flows of the Group for the financial years then ended, and
(b)	at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

By Director WONG KUNG TOK

Dated: December 4, 2009

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information has been prepared assuming that the Redomestication and Business Combination have occurred (i) at the beginning of the pro forma statements of operations for the six months ended June 30, 2009 and for the year ended December 31, 2008 and (ii) at June 30, 2009 for the pro forma balance sheet. The financial statements of China Ceramics are not included for the following reasons:

•	The only shareholder of China Ceramics is CHAC.
•	China Ceramics has not opened a bank account and has no assets, liabilities or financial statements.
•	China Ceramics has not engaged in any activity other than this business combination.

The unaudited pro forma condensed combined financial information is provided for illustrative purposes only. The historical financial information in the unaudited pro forma condensed combined balance sheet has been adjusted to give effect to pro forma events that are directly attributable to the Business Combination and are factually supportable. The historical financial information in the unaudited pro forma condensed combined statements of operations has been adjusted to give effect to pro form events that are directly attributable to the Business Combination, are factually supportable, and are expected to have a continuing impact on the combined results.

The historical financial statements of CHAC have been prepared under U.S. GAAP and presented in U.S. Dollars. The historical financial statements of Success Winner have been prepared under IFRS and presented in Chinese Renminbi and for these proformas have been converted into U.S. Dollars and U.S. GAAP. No material adjustments were made to Success Winners’ financial statements prepared under IFRS when converting them to U.S. GAAP. The unaudited pro form condensed combined financial statements included herein are prepared under U.S. GAAP and presented in U.S. dollars. However, following completion of the Redomestication and Business Combination, the combined entity intends to prepare its consolidated financial statements under IFRS and present such consolidated financial statements in Chinese Renminbi (with a convenience conversion to U.S. dollars).

You should not rely on the unaudited pro forma condensed combined balance sheet as being indicative of the historical financial position that would have been achieved had the Business Combination been consummated as of June 30, 2009, or the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2009 or the year ended December 31, 2008, as being indicative of the historical financial results of operations that would have been achieved had the Business Combination been consummated on the first day of such period. See “Risk Factors Relating to the Redomestication and Business Combination” in the F-4.

We are providing the following information to aid you in your analysis of the financial aspects of the Redomestication and Business Combination. We derived the historical financial information of CHAC from the unaudited financial statements of CHAC for the six months ended June 30, 2009 and from the audited financial statements of CHAC for the year ended December 31, 2008 included in the F-4. We derived the historical financial information of Success Winner from the unaudited consolidated/combined financial statements of Success Winner for the six months ended June 30, 2009 and from the audited consolidated/combined financial statements of Success Winner for the year ended December 31, 2008 included elsewhere in this proxy statement/prospectus. This information should be read together with CHAC’s and Success Winner’s audited financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for CHAC and Success Winner, and other information included elsewhere in the F-4.

In order to ensure that the Redomestication and Business Combination are approved by the shareholders, CHAC, Hengda and their respective affiliates entered into transactions to purchase or facilitate the purchase of common stock of CHAC from shareholders who have indicated their intention to vote against the acquisition and seek redemption of their shares for cash. Such transactions were entered into prior to the meeting of shareholders to approve the Redomestication and Business Combination, but were not completed until the Business Combination was consummated. The lack of trust funds to fund Hengda’s business operations could have a material adverse effect on its operations and business prospects. If any of the funds held in CHAC’s trust account were used to purchase common stock of CHAC from holders who would have otherwise voted against the Business Combination, holders of CHAC’s public stock who purchased such shares in CHAC’s initial public offering may have grounds to seek rescission of the purchase of the units the holder acquired in the initial public offering. In such event, CHAC would be required to reclassify those shares subject to rescission rights outside of stockholders’ equity.

The Business Combination is expected to be accounted for as a reverse recapitalization as, immediately following completion of the transaction, the shareholder of Success Winner immediately prior to the Business Combination has effective control of CHAC through (1) their significant shareholder interest in the combined entity and excluding the Escrowed Shares, (2) significant representation on the Board of Directors (initially three out of five members), with two other board members being independent, and (3) being named to all of the senior executive positions. The Seller owns a significant interest (a majority) with no other owner or organized group of owners having a significant voting interest.(1) For accounting purposes, Success Winner will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of Success Winner, i.e., a capital transaction involving the issuance of stock by CHAC for the stock of Success Winner. Accordingly, the combined assets, liabilities and results of operations of Success Winner will become the historical financial statements of CHAC at the closing of the transaction, and CHAC’s assets (primarily cash and cash equivalents), liabilities and results of operations will be consolidated with Success Winner beginning on the Business Combination date. No step-up in basis or intangible assets or goodwill will be recorded in this transaction. All direct costs of the transaction will be charged to operations in the period that such costs are incurred. Neither the Board of Directors nor any employees of CHAC will receive exit packages in connection with the merger or have any equity securities vest except for the founders’ shares and warrants of CHAC. Although China Ceramics was legally formed on July 31, 2009, it had not been capitalized and it had no assets or liabilities. It is intended that China Ceramics will acquire all of the issued and outstanding shares of Success Winner and will become the parent company of the group. Consequently, China Ceramics has not been presented as a separate column in the following pro forma financial statements.

Actual results could differ from the pro forma information presented and depend on several variables, including, pursuant to provisions in the Acquisition Agreement, the release to Success Winner’s current shareholders in the aggregate amount of up to 8,185,763 ordinary shares from an escrow account for achieving certain income thresholds (as defined in the Acquisition Agreement) in each of the three years ending December 31, 2009 through December 31, 2011, and two stock price thresholds (as defined in the Acquisition Agreement) prior to April 30, 2012. Such Escrowed Shares will be recorded as outstanding, and will be included in the calculations of earnings per share from that date.

Note:

(1)	The following summarizes the percentage ownership at closing:

CHAC Current Public Shareholders	CHAC Founders	Seller
21.8%	14.0%	64.2%

CHINA HOLDINGS ACQUISITION CORP. AND SUBSIDIARY AND SUCCESS WINNER LIMITED
(To be known as China Ceramics Co., Ltd.)
Unaudited Pro Forma Condensed Combined Balance Sheet
June 30, 2009
(In thousands of U.S. Dollars, except per share amounts, and in U.S. GAAP, unless otherwise noted)

	China Holdings Acquisition Corp.	Success Winner Limited	Pro Forma Adjustments and Eliminations				Pro Forma Combined Companies
			Debit		Credit
ASSETS
Current assets:
Cash and cash equivalents	$12	$13,623	$125,278	(a)	$1,255	(b)	$13,442
					4,635	(g)
					10,000	(i)
					23,299	(c)
					86,282	(k)
Investments held in Trust	125,278	—			125,278	(a)	—
Accounts receivable, net	—	36,767					36,767
Other receivables	512	491					1,003
Inventories	—	15,756					15,756
Prepaid expenses	18	132					150
Total current assets	125,820	66,769					67,118
Property, plant and equipment, net	1	9,444	40,000	(h)			49,445
Land use rights, net	—	24					24
Deferred income taxes	257	—					257
Total Assets	$126,078	$76,237					$116,844
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$—	$13,857					$13,857
Deferred underwriting fee	4,288	—	4,288	(b)			—
Income tax payable	—	2,100					2,100
Accrued expenses	120	2,217	4,635	(g)	2,219	(e)	2,253
					2,332	(f)
Deposits from distributors	—	1,812					1,812
Short-term loan	—	5,040	10,000	(i)	40,000	(h)	35,040
Accrued commissions	—	2,846					2,846
Due to director	—	210					210
Total current liabilities	4,408	28,082					58,118
Common stock subject to possible redemption	40,364	—	40,364	(c)			—
Stockholders’ equity:
Preferred stock, $.0001 par value	—	—					—
Common stock, $.001 par value(1)	16	—	2	(j)	6	(l)	10
			2	(c)
			8	(k)
Common stock, $1.00 par value(1)	—	—
Additional paid-in capital	80,724	7,825	6	(l)	3,033	(b)	22,937
			86,274	(k)	17,067	(c)
					566	(d)
					2	(j)
Statutory common reserve		3,783					3,783
Retained earnings	566	32,790	566	(d)			28,239
			2,219	(e)
			2,332	(f)
Accumulated other comprehensive income		3,757					3,757
Total stockholders’ equity	81,306	48,155					58,726
Total Liabilities and Stockholders’ Equity	$126,078	$76,237					$116,844

Note (1):

	China Holdings Acquisition Corp.		Success Winner Limited	Pro Forma Combined Companies

Common shares authorized:	40,000,000		50,000	51,000,000
Common shares issued:	16,000,000	(a)	1	8,950,171	(b)
Common shares outstanding:	16,000,000	(a)	1	8,950,171	(b)

Notes:

(a) Including 4,266,239 shares subject to possible redemption.

(b) Excluding 8,185,763 shares held in escrow.

Pro Forma Adjustments and Eliminations (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):

The adjustments assume that reverse acquisition accounting will apply to the business combination transaction.

a)	To liquidate investments held in trust.
b)	To record payment of deferred underwriters’ compensation charge to capital at time of initial public offering but contingently payable until the consummation of a business combination. The amount was reduced to $1,255.
c)	To record redemption of 2,379,849 shares (18.6%) of China Holdings common shares issued in China Holdings’ IPO at June 30, 2009 redemption value of $9.79 per share.
d)	Adjustment reflects the elimination of CHAC’s historical retained earnings as a result of the merger.
e)	To accrue balance of estimated direct transaction costs of CHAC for the preparation and negotiation of the business combination based upon engagement letters, actual invoices and/or currently updated fee estimates as follows:

Legal fees	$600
Forward purchase financing fees	425
Directors and officers insurance	220
Accounting	70
Consulting and other professional fees	820
Registration, printing, listing costs and travel	100
Total estimated costs	2,235
Less, costs incurred as of the balance sheet date	(16)
Balance to accrue	$2,219

Total estimated transaction costs do not include contingent underwriters’ fees that are payable upon consummation of the business combination as these costs were incurred in connection with CHAC’s IPO and have already been provided for on the financial statements of CHAC.

f)	To accrue balance of estimated direct transaction costs of Success Winner for the preparation and negotiation of the business combination based upon engagement letters, actual invoices and/or currently updated fee estimates as follows:

Legal fees	$200
Financial advisors	1,500
Accounting	300
Consulting and other professional fees	200
Roadshow and travel	200
Total estimated costs	2,400
Less, costs incurred as of the balance sheet date	(68)
Balance to accrue	$2,332

Such costs were not recorded as a charge to operations through June 30, 2009 and, will be charged to operations subsequently by Success Winner.

g)	To record the payment of costs related to the business combination.
h)	To record the acquisition of three lines of a new (twelve line maximum) manufacturing facility immediately after closing in exchange for an approximately $40,000 note issued by the developer of the facility. It is a condition of closing that Success Winner have in place a contract for the acquisition of the new manufacturing facility which is expected to commence production of ceramic tiles for Success Winner during the fourth quarter of 2009. Success Winner will purchase the production of the new manufacturing facility “at cost” until Success Winner acquires the manufacturing facility during the fourth quarter of 2009.
i)	To repay a portion of the manufacturing facility note with $10,000 of proceeds from the trust account.
j)	To record the cancellation of 1,600,000 founders’ shares of common stock at closing.
k)	To record repurchase of 8,813,300 shares (68.9%) of China Holdings common shares issued in China Holdings’ IPO at $9.79 per share.
l)	Adjustment reflects the issuance of China Ceramics common stock to the Success Winner shareholder. The following table summarizes the common shares outstanding in each pro forma scenario:

Number of Shares
Actual number of common share outstanding	16,000,000
Pro forma shares:
Number of shares issuable in connection with the Business Combination	13,929,083
Less, Founders’ shares cancelled	(1,600,000)
Less, shares redeemed by public shareholders	(2,379,849)
Less, shares repurchased	(8,813,300)
Pro forma number of common shares issued	17,135,934
Less, escrow shares not considered outstanding (excluding 574,000 shares in escrow available to pay for indemnification claims)	(8,185,763)
Pro forma number of common shares outstanding	8,950,171

CHINA HOLDINGS ACQUISITION CORP. AND SUBSIDIARY AND SUCCESS WINNER LIMITED
(To be known as China Ceramics Co., Ltd.)
Unaudited Pro Forma Condensed Combined Statement of Operations
Year ended December 31, 2008
(In thousands of U.S. Dollars, except per share amounts, and in U.S. GAAP, unless otherwise noted)

	China Holdings Acquisition Corp.	Success Winner Limited	Pro Forma Adjustments and Eliminations				Pro Forma Combined Companies
			Debit		Credit
Revenue, net	$—	$111,473					$111,473
Cost of goods sold	—	76,536					76,536
Gross profit	—	34,937					34,937
Operating expenses:
Selling expenses	—	6,608					6,608
General and administrative expenses	837	1,427					2,264
	837	8,035					8,872
Income (loss) from operations	(837)	26,902					26,065
Other income (expenses):
Interest expense	—	(135)	1,590	(e)			(1,725)
Interest income	2,917	57	29	(a)			425
			536	(b)
			1,984	(c)
Foreign currency exchange gain		2					2
Write-off of deferred acquisition costs related to terminated transaction	(1,586)						(1,586)
Other income	—	329					329
	1,331	253					(2,555)
Income before provision for income taxes	494	27,155					23,510
					168	(d)
Provision for income taxes	168	3,451			252	(f)	3,199
Net income	326	23,704					20,311
Other comprehensive income:
Foreign currency translation	—	2,167					2,167
Comprehensive income	$326	$25,871					$22,478
Net earnings per share:
Basic	$0.02	$23,704,000.00					$2.27
Diluted	$0.02	$23,704,000.00					$1.61
Weighted number of shares outstanding:
Basic	16,000,000	1					8,950,171
Diluted	16,000,000	1					12,587,505

Pro Forma Adjustments and Eliminations (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):

The adjustments assume that reverse acquisition accounting will apply to the business combination transaction.

a)	To record a reduction of interest income due to a reduction of the trust balance resulting from the payment of deferred underwriters compensation charges at the beginning of the period.

Deferred underwriting compensation	$1,255
Average interest rate	2.3%
Reduction of interest income	$29
b)	To record a reduction of interest income due to a reduction of the trust balance resulting from the payment for redeemed shares at the beginning of the period.

Cash remitted for redeemed shares	$23,299
Average interest rate	2.3%
Reduction of interest income	$536
c)	To record a reduction of interest income due to a reduction of the trust balance resulting from the payment for repurchased shares at the beginning of the period.

Cash remitted for repurchased shares	$86,282
Average interest rate	2.3%
Reduction of interest income	$1,984
d)	To adjust U.S. Federal income taxes for adjustments ‘(a, b, c)’ assuming that no federal tax benefit may be realized.
e)	To record interest expense for the manufacturing facility note:

Initial amount of note	$40,000
Less, amount repaid with proceeds from the trust account	(10,000)
Amount of note outstanding	30,000
Interest rate	5.3%
Interest expense	$1,590

Note:

There is no pro forma interest expense for the “No Stock Redemption” and “33.3% Public Stock Redemption” scenarios as the entire manufacturing facility note will be repaid with proceeds from the trust account.

f)	To adjust Chinese income taxes at the effective rate of 12.7% for the interest expense in adjustment (e).

Pro Forma Notes (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):

(1)	Pro forma entries are recorded to the extent that they are a direct result of the Business Combination and are expected to have continuing future impact.
(2)	The following material nonrecurring charges and related tax effects result directly from the business combination and will be reflected in the income of the registrant during 2009. These items are NOT included in the pro forma adjustments:
A)	Estimated direct transaction costs of CHAC for the preparation and negotiation of the business combination based upon engagement letters, actual invoices and/or currently updated fee estimates as follows:

Legal fees	$600
Forward purchase financing fees	425
Directors and officers insurance	220
Accounting	70
Consulting and other professional fees	820
Registration, printing, listing costs and travel	100
Total estimated costs	$2,235

Total estimated transaction costs do not include contingent underwriters’ fees that are payable upon consummation of the business combination as these costs were incurred in connection with CHAC’s IPO and have already been provided for on the financial statements of CHAC.

B)	To adjust U.S. Federal income taxes for adjustment ‘A)’ assuming that no federal tax benefit may be realized.
C)	Estimated direct transaction costs of Success Winner for the preparation and negotiation of the business combination based upon engagement letters, actual invoices and/or currently updated fee estimates as follows:

Legal fees	$200
Financial advisors	1,500
Accounting	300
Consulting and other professional fees	200
Roadshow and travel	200
Total estimated costs	$2,400
D)	To adjust Chinese income taxes at the effective rate of 12.7% for the costs incurred by Success Winner in adjustment ‘C)’.

(3)	As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented. If the maximum numbers of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period. Similarly, if shares are assumed to be repurchased, this calculation is retroactively adjusted to eliminate such shares for the entire period. For purposes of determining common stock equivalents, the trust liquidation value for the Company’s common stock of $9.79 USD on June 30, 2009 was utilized. Basic and diluted weighted average number of common shares outstanding is calculated as follows:

Number of Shares
Actual number of common share outstanding	16,000,000
Pro forma shares:
Number of shares issuable in connection with the Business Combination	13,929,083
Less, Founders’ shares cancelled	(1,600,000)
Less, shares redeemed by public shareholders	(2,379,849)
Less, shares repurchased	(8,813,300)
Pro forma weighted average number of common shares issued	17,135,934
Less, escrow shares not considered outstanding (excluding 574,000 shares in escrow available to pay for indemnification claims)(A)	(8,185,763)
Pro forma weighted average number of common shares outstanding – Basic	8,950,171
Common stock equivalents:
Shares issuable from “in the money” warrants outstanding:
From public offering warrants	12,800,000
From Founders’ warrants	2,750,000
Total shares issuable	15,550,000
Less, number of shares available “on the market” pursuant to the treasury stock method(B)	(11,912,666)
Number of “new” shares to be issued pursuant to the treasury stock method	3,637,334
Pro forma weighted average number of common shares outstanding – Diluted	12,587,505

CHINA HOLDINGS ACQUISITION CORP. AND SUBSIDIARY AND SUCCESS WINNER LIMITED
(To be known as China Ceramics Co., Ltd.)
Unaudited Pro Forma Condensed Combined Statement of Operations
For the six months ended June 30, 2009
(In thousands of U.S. Dollars, except per share amounts, and in U.S. GAAP, unless otherwise noted)

	China Holdings Acquisition Corp.	Success Winner Limited	Pro Forma Adjustments and Eliminations				Pro Forma Combined Companies
			Debit		Credit
Revenue, net	$—	$58,375					$58,375
Cost of goods sold	—	39,986					39,986
Gross profit	—	18,389					18,389
Operating expenses:
Selling expenses	—	3,311					3,311
General and administrative expenses	279	706					985
	279	4,017					4,296
Income (loss) from operations	(279)	14,372					14,093
Other income (expenses):
Interest expense	—	(61)	795	(e)			(856)
Interest income	255	20	3	(a)			52
			47	(b)
			173	(c)
Current acquisition costs	(16)						(16)
Write-off of deferred acquisition costs
related to terminated transaction	(49)						(49)
Other income	—	173					173
	190	132					(696)
Income (loss) before provision for income taxes	(89)	14,504					13,397
Provision (benefit) for income taxes	(30)	3,651	30	(d)	199	(f)	3,452
Net income (loss)	(59)	10,853					9,945
Other comprehensive income:
Foreign currency translation	—	45					45
Comprehensive income (loss)	$(59)	$10,898					$9,990
Net earnings per share:
Basic	$—	$10,853,000.00					$1.11
Diluted	$—	$10,853,000.00					$0.79
Weighted number of shares outstanding:
Basic	16,000,000	1					8,950,171
Diluted	16,000,000	1					12,587,505

Pro Forma Adjustments and Eliminations (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):

The adjustments assume that reverse acquisition accounting will apply to the business combination transaction.

a)	To record a reduction of interest income due to a reduction of the trust balance resulting from the payment of deferred underwriters compensation charges at the beginning of the period.

Deferred underwriting compensation	$1,255
Average annualized interest rate	0.4%
Annual reduction of interest income	5
Pro rata for six months	50.0%
Reduction of interest income	$3
b)	To record a reduction of interest income due to a reduction of the trust balance resulting from the payment for redeemed shares at the beginning of the period.

Cash remitted for redeemed shares	$23,299
Average annualized interest rate	0.4%
Annual reduction of interest income	93
Pro rata for six months	50.0%
Reduction of interest income	$47
c)	To record a reduction of interest income due to a reduction of the trust balance resulting from the payment for repurchased shares at the beginning of the period.

Cash remitted for repurchased shares	$86,282
Average annualized interest rate	0.4%
Annual reduction of interest income	345
Pro rata for six months	50.0%
Reduction of interest income	$173
d)	To adjust U.S. Federal income taxes for adjustments ‘(a, b, c)’ assuming that no federal tax benefit may be realized.
e)	To record interest expense for the manufacturing facility note:

Initial amount of note	$40,000
Less, amount repaid with proceeds from the trust account	(10,000)
Amount of note outstanding	30,000
Interest rate	5.3%
Annual interest expense	$1,590
Pro rata for six months	50.0%
Interest expense	$795

Note:

f)	To adjust Chinese income taxes at the effective rate of 25% for the interest expense in adjustment (d).

Pro Forma Notes (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):

(1)	Pro forma entries are recorded to the extent that they are a direct result of the Business Combination and are expected to have continuing future impact.
(2)	The following material nonrecurring charges and related tax effects result directly from the business combination and will be reflected in the income of the registrant during 2009. These items are NOT included in the pro forma adjustments:
A)	Balance of estimated direct transaction costs of CHAC for the preparation and negotiation of the business combination based upon engagement letters, actual invoices and/or currently updated fee estimates as follows:

Legal fees	$600
Forward purchasing finance fees	425
Directors and officers insurance	220
Accounting	70
Consulting and other professional fees	820
Registration, printing, listing costs and travel	100
Total estimated costs	2,235
Less, costs incurred as of the balance sheet date	(16)
Balance to accrue	$2,219

Total estimated transaction costs do not include contingent underwriters’ fees that are payable upon consummation of the business combination as these costs were incurred in connection with CHAC’s IPO and have already been provided for on the financial statements of CHAC.

B)	To adjust U.S. Federal income taxes for adjustments ‘A)’ assuming that no federal tax benefit may be realized.
C)	Balance of estimated direct transaction costs of Success Winner for the preparation and negotiation of the business combination based upon engagement letters, actual invoices and/or currently updated fee estimates as follows:

Legal fees	$200
Financial advisors	1,500
Accounting	300
Consulting and other professional fees	200
Roadshow and travel	200
Total estimated costs	2,400
Less, costs incurred as of the balance sheet date	(68)
Balance to accrue	$2,332

Such costs were not recorded as a charge to operations through June 30, 2009 and, will be charged to operations subsequently by Success Winner.

D)	To adjust Chinese income taxes at the effective rate of 25% for the costs incurred by Success Winner in adjustment ‘C)’.

(3)	As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented. If the maximum numbers of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period. Similarly, if shares are assumed to be repurchased, this calculation is retroactively adjusted to eliminate such shares for the entire period. For purposes of determining common stock equivalents, the trust liquidation value for the Company’s common stock of $9.79 USD on June 30, 2009 was utilized. Basic and diluted weighted average number of common shares outstanding is calculated as follows:

Number of Shares
Actual number of common share outstanding	16,000,000
Pro forma shares:
Number of shares issuable in connection with the Business Combination	13,929,083
Less, Founders’ shares cancelled	(1,600,000)
Less, shares redeemed by public shareholders	(2,379,849)
Less, shares repurchased	(8,813,300)
Pro forma weighted average number of common shares issued	17,135,934
Less, escrow shares not considered outstanding (excluding 574,000 shares in escrow available to pay for indemnification claims)(A)	(8,185,763)
Pro forma weighted average number of common shares outstanding – Basic	8,950,171
Common stock equivalents:
Shares issuable from “in the money” warrants outstanding:
From public offering warrants	12,800,000
From Founders’ warrants	2,750,000
Total shares issuable	15,550,000
Less, number of shares available “on the market” pursuant to the treasury stock method(B)	(11,912,666)
Number of “new” shares to be issued pursuant to the treasury stock method	3,637,334
Pro forma weighted average number of common shares outstanding – Diluted	12,587,505

COMPARATIVE PER SHARE INFORMATION

The following table sets forth selected historical per share information of Success Winner and CHAC and unaudited pro forma combined per share ownership information of Success Winner and CHAC after giving effect to the Acquisition Agreement in which China Ceramics issued 5,743,320 shares of common stock to all post-Business Combination shareholders in exchange for 100% equity interest in Success Winner. The Business Combination transaction will be accounted for as a recapitalization of Success Winner.

You should read this information in conjunction with the selected historical financial information, included elsewhere in this Form 20-F, and the historical financial statements of Success Winner and CHAC and related notes that are included elsewhere in this Form 20-F. The unaudited Success Winner and CHAC pro forma combined per share information is derived from, and should be read in conjunction with, the Unaudited Pro Forma Combined Financial Information and related notes included elsewhere in this Form 20-F. The historical per share information was derived from the audited financial statements of Success Winner as of, and for, the years ended December 31, 2006, December 31, 2007 and December 31, 2008 and from the unaudited financial statements of Success Winner as of and for the six months ended June 30, 2009.

The unaudited pro forma combined per share information does not purport to represent what the actual results of operations of Success Winner and CHAC would have been had the companies been combined or to project the Success Winner and CHAC results of operations that may be achieved after the Business Combination. Pro forma cash dividend per share information has not been presented as China Ceramics does not intend to pay cash dividends.

	Success Winner	CHAC(1)		Combined Company(2)
Number of Shares of Common Stock Assumed to Be Issued in Business Combination:
Assuming 2,379,849 public shares redeemed and 8,813,300 public shares repurchased	5,743,320	3,206,851		8,950,171
	64.2%	35.8%		100.0%
Net income (loss) per share – historical(3):
Year ended December 31, 2008 – basic	$23,704,000.00	$0.02
Year ended December 31, 2007 – basic	$19,208,000.00	$0.05	(4)
Year ended December 31, 2006 – basic	$12,724,000.00	n/a
Year ended December 31, 2008 – diluted	$23,704,000.00	$0.02
Year ended December 31, 2007 – diluted	$19,208,000.00	$0.05	(4)
Year ended December 31, 2006 – diluted	$12,724,000.00	n/a
Six months ended June 30, 2009, basic	$10,853,000.00	$0.00
Six months ended June 30, 2009, diluted	$10,853,000.00	$0.00
Net income per share – pro forma – basic:
Year ended December 31, 2008(5, 6)				$2.27
Six months ended June 30, 2009(5, 7)				$1.11
Net income per share – pro forma – diluted:
Year ended December 31, 2008(5, 8)				$1.61
Six months ended June 30, 2009(5, 9)				$0.79
Cash dividends per share – historical(3):
Year ended December 31, 2008 – basic and diluted	$17,236,000.00	$0.00
Year ended December 31, 2007 – basic and diluted	$12,036,000.00	$0.00
Year ended December 31, 2006 – basic and diluted	$10,990,000.00	n/a
Six months ended June 30, 2009 – basic and diluted	$3,282,500.00	$0.00
Book value per common share December 31, 2008 – historical(3)	$37,150,000.00	$7.61
Book value per common share June 30, 2009 – historical(3)	$48,155,000.00	$7.60
Book value per common share June 30, 2009 – pro forma(5, 10):				$6.56
Equivalent pro forma per share amounts(11):
Income from continuing operations – pro forma – basic:
Year ended December 31, 2008(5):	$13,037,336.40
Six months ended June 30, 2009(5):	$6,375,085.20
Income from continuing operations – pro forma – diluted:
Year ended December 31, 2008(5):	$9,246,745.20
Six months ended June 30, 2009(5):	$4,537,222.80
Book value per common share June 30, 2009 – pro forma(5):	$37,676,179.20

Pro forma Notes:

(1)	Historical per share amounts for CHAC were determined based upon the shares outstanding as of the periods presented.
(2)	The combined pro forma per share amounts for CHAC and Success Winner were determined based upon the number of shares to be issued under the estimated final closing amounts.
(3)	Historical amounts for Success Winner reflect one share outstanding.
(4)	For the period from June 22, 2007 (inception) to December 31, 2007.
(5)	Share redemptions and buy backs are assumed at the estimated liquidation value of the trust of $9.79 per share.

(6)	Pro forma net income per share – basic for the year ended December 31, 2008, was calculated by dividing the pro forma net income of $20,311,000 by the number of shares outstanding of 8,950,171. The foreign exchange rate utilized was approximately 6.96 Chinese RMB to the U.S. Dollar.
(7)	Pro forma net income per share – basic for the six months ended June 30, 2009, was calculated by dividing the pro forma net income of $9,945,000 by the number of shares outstanding of 8,950,171. The foreign exchange rate utilized was approximately 6.84 Chinese RMB to the U.S. Dollar.
(8)	Pro forma net income per share – diluted for the year ended December 31, 2008, was calculated by dividing the pro forma net income of $20,311,000 by the number of shares outstanding of 12,587,505. The foreign exchange rate utilized was approximately 6.96 Chinese RMB to the U.S. Dollar.
(9)	Pro forma net income per share – diluted for the six months ended June 30, 2009, was calculated by dividing the pro forma net income of $9,945,000 by the number of shares outstanding of 12,587,505. The foreign exchange rate utilized was approximately 6.84 Chinese RMB to the U.S. Dollar.
(10)	Pro forma book value per common share at June 30, 2009 was calculated by dividing the pro forma stockholders’ equity of $58,726,000 by the number of shares outstanding of 8,950,171. The foreign exchange rate utilized was approximately 6.84 Chinese RMB to the U.S. Dollar.
(11)	Equivalent pro forma per share amounts for Success Winner were calculated by multiplying the applicable combined pro forma per share amounts by an exchange ratio of 5,743,320 common shares of China Ceramics for one share of Success Winner.

ITEM 19.  EXHIBITS

Exhibit No.	Description
1.1	Memorandum of Association of China Ceramics Co., Ltd.***
1.2	Articles of Association of China Ceramics Co., Ltd.***
1.3	Memorandum and Articles of Association of Success Winner Limited***
1.4	Memorandum and Articles of Association of Stand Best Creation Limited***
1.5	Charter of Jinjiang Hengda Ceramics Co., Ltd.***
2.1	Specimen Unit Certificate*
2.2	Specimen Common Stock Certificate*
2.3	Specimen Public Warrant Certificate*
2.4	Warrant Agreement, dated as of November 15, 2007, by and between CHAC and Continental Stock Transfer & Trust Company**
3.1	Form of Voting Agreement***
4.1	Merger and Stock Purchase Agreement among CHAC, China Ceramics Co., Ltd., Hengda, Success Winner and the Seller***
4.2	Form of Registration Rights Agreement among CHAC and the founders*
4.3	Form of Earn-Out Escrow Agreement***
4.4	Form of Indemnity Escrow Agreement***
4.6	Form of Lock-Up Agreement for CHAC founders***
4.7	Form of Lock-Up Agreement***
8.1	List of Subsidiaries

*	Incorporated by reference to exhibits of the same number filed with CHAC’s Registration Statement on Form S-1 or amendments thereto (File No. 333-145154)
**	Incorporated by reference to CHAC’s Form 8-K, dated November 21, 2007
***	Incorporated by reference to the registrant’s registration statement on Form F-4 (File Number 333-161557)

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund Name: Hen Man Edmund Title: Chief Financial Officer Date: December 7, 2009

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum of Association of China Ceramics Co., Ltd.***
1.2	Articles of Association of China Ceramics Co., Ltd.***
1.3	Memorandum and Articles of Association of Success Winner Limited***
1.4	Memorandum and Articles of Association of Stand Best Creation Limited***
1.5	Charter of Jinjiang Hengda Ceramics Co., Ltd.***
2.1	Specimen Unit Certificate*
2.2	Specimen Common Stock Certificate*
2.3	Specimen Public Warrant Certificate*
2.4	Warrant Agreement, dated as of November 15, 2007, by and between CHAC and Continental Stock Transfer & Trust Company**
3.1	Form of Voting Agreement***
4.1	Merger and Stock Purchase Agreement among CHAC, China Ceramics Co., Ltd., Hengda, Success Winner and the Seller***
4.2	Form of Registration Rights Agreement among CHAC and the founders*
4.3	Form of Earn-Out Escrow Agreement***
4.4	Form of Indemnity Escrow Agreement***
4.6	Form of Lock-Up Agreement for CHAC founders***
4.7	Form of Lock-Up Agreement***
8.1	List of Subsidiaries

*	Incorporated by reference to exhibits of the same number filed with CHAC’s Registration Statement on Form S-1 or amendments thereto (File No. 333-145154)
**	Incorporated by reference to CHAC’s Form 8-K, dated November 21, 2007
***	Incorporated by reference to the registrant’s registration statement on Form F-4 (File Number 333-161557)