Form 20-F
period 2009-12-31
China Ceramics Co., Ltd
filed 2010-05-17
CIK 1470683

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark one)

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Telephone: +86 (595) 8576 5051
(Address of principal executive offices)

Huang Jia Dong
c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
Telephone: +86 (595) 8576 5051
Facsimile: +86 (595) 8576 5053

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

with a copy to:

Stuart Management Company
33 Riverside Avenue
5th Floor
Westport, CT 06880

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None
Securities registered or to be registered pursuant to Section 12(g) of the Act:

UNITS, EACH CONSISTING OF ONE SHARE AND ONE WARRANT
SHARES, NO PAR VALUE
WARRANTS TO PURCHASE ONE SHARE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

On December 31, 2009, the issuer had 8,950,171 shares outstanding.

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

Yes  ☐     No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of the securities under a plan confirmed by a court.

Yes  ☐     No  ☐

TABLE OF CONTENTS

i

ii

CERTAIN INFORMATION

In this Annual Report on Form 20-F (the “Report”), unless otherwise indicated, “we,” “us,” “our,” and “China Ceramics” refers to China Ceramics Co., Ltd., a British Virgin Islands company, and its subsidiaries, including Success Winner Limited (“Success Winner”), a subsidiary of China Ceramics, Stand Best Creation Limited (“Stand Best”), a wholly owned subsidiary of Success Winner and the entity through which the operating business is held, and Jinjiang Hengda Ceramics Co., Ltd. (“Hengda”).

On November 20, 2009, China Holdings Acquisition Corp. (“CHAC”), our predecessor, merged with and into China Ceramics, its wholly owned British Virgin Islands subsidiary, resulting in the redomestication of CHAC to the British Virgin Islands as “China Ceramics Co., Ltd.” Immediately following the merger and redomestication (the “Redomestication”), China Ceramics acquired all of the outstanding securities of Success Winner (the “Business Combination”). Unless the context indicates otherwise, the “Company” refers to CHAC prior to the Business Combination and China Ceramics following the Business Combination.

Unless the context indicates otherwise, all references to “China” or “PRC” refer to the People’s Republic of China. All references to “provincial-level regions” or “regions” include provinces as well as autonomous regions and directly controlled municipalities in China, which have an administrative status equal to provinces, including Beijing.

All references to “Renminbi,” “RMB” or “yuan” are to the legal currency of the People’s Republic of China and all references to “U.S. dollars,” “dollars,” “$” are to the legal currency of the United States. This Report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On May 7, 2010, the buying rate announced by the Federal Reserve Statistical Release was RMB6.8254 to $1.00.

FORWARD-LOOKING STATEMENTS

This Report contains “forward-looking statements” that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

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

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” “Information on the Company” and elsewhere in this Report.

This Annual Report should be read in conjunction with our audited financial statements and the accompanying notes thereto, which are included in Item 18 of this Annual Report.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A. Selected financial data

The following selected consolidated financial data as of and for the years ended December 31, 2009, 2008 and 2007 have been derived from the audited consolidated financial statements of China Ceramics included in this Annual Report.  The following summary consolidated financial data as of December 31, 2006 and 2005 have been derived from the audited/unaudited combined financial statements of Success Winner and its subsidiaries.  This information is only a summary and should be read together with the consolidated financial statements, the related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of China Ceramics” and other financial information included in this Annual Report.

The consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board ("IASB"). The results of operations of China Ceramics in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this Annual Report.

CHINA CERAMICS CO., LTD. AND SUBSIDIARIES

Selected Consolidated Financial Data
(RMB in Thousands Except per Share and Operating Data)

	As of December 31,
	2009 Audited	2008 Audited	2007 Audited	2006 Audited	2005 Unaudited
Consolidated Statements of Financial Position Data
Cash and cash equivalents	150,121	51,606	18,507	12,593	4,902
Total current assets	684,887	382,380	359,351	270,927	216,211
Total assets	749,236	454,720	440,289	361,676	308,124
Total current liabilities	244,139	201,269	209,417	276,410	264,063
Total liabilities	244,139	201,269	209,417	276,410	264,063
Total equity	505,097	253,451	230,872	85,266	44,061

	For the Years Ended December 31,
	2009 Audited	2008 Audited (Restated)	2007 Audited (Restated)	2006 Audited (Restated)	2005 Unaudited
Consolidated Statement of Comprehensive Income Data

Revenues	835,747	737,182	617,863	470,010	375,439

Gross profit	253,217	203,852	175,923	123,741	93,234

Profit before taxation	212,148	189,060	165,469	115,079	86,718

Profit attributable to shareholders	152,861	165,033	145,606	101,254	86,718

Earnings per share –
Basic	24.47	28.73	25.35	17.63	15.10
Diluted	23.65	28.73	25.35	17.63	15.10

Weighted average shares outstanding –
Basic	6,246,820	5,743,320	5,743,320	5,743,320	5,743,320
Diluted	6,462,424	5,743,320	5,743,320	5,743,320	5,743,320

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On May 7, 2010, the buying rate announced by Federal Reserve Statistical Release was RMB6.8254 to $1.00.

	Spot Exchange Rate
Period	Period Ended	Average (1)	Low	High
	(RMB per US$1.00)
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8295	6.8180	6.8395
October	6.8264	6.8267	6.8292	6.8248
November	6.8265	6.8271	6.8300	6.8255
December	6.8259	6.8275	6.8299	6.8244
2010
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March	6.8258	6.8262	6.8270	6.8254
April	6.8247	6.8256	6.8265	6.8229
May (to May 7)	6.8254	6.8257	6.8265	6.8245

Source: Federal Reserve Statistical Release

(1)	Annual averages, lows, and highs are calculated from month-end rates. Monthly averages, lows, and highs are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not required.

C. Reasons for the Offer and Use of Proceeds

Not required.

D. Risk factors

You should carefully consider the following risk factors, together with all of the other information included in this annual report.

Risk Factors Relating to China Ceramics’ Business

China Ceramics is reliant on its major customers.

China Ceramics’ major customers, namely Foshan City Jundian Ceramics Co., Ltd., Chengdu Dehui Building Material Co., Ltd., Xiamen Tongying Trading Co., Ltd., Liaoning Yatong Logistics Co., Ltd., and Shanxi Guanghe Industry Co., Ltd. accounted for an aggregate of 31.8%, 29.1%, and 25.4% of its sales in fiscal years 2007, 2008, and 2009, respectively. China Ceramics’ agreements with its major customers are general in nature and do not impose legal obligations on its customers to purchase from the Company and do not specify sales volume or price. There is no assurance that China Ceramics will continue to retain these customers or that they will continue to purchase its products at their current levels in the future. If there is any reduction or cancellation of purchase orders by these customers, or a termination of relationship with these customers, China Ceramics’ revenues will be negatively impacted.

China Ceramics provides credit to its customers and defaults of its customers would have a significant impact on its cash flows and results.

China Ceramics’ financial position and profitability is dependent on the creditworthiness of its customers. China Ceramics is exposed to the credit risks of its customers and this risk increases the larger the orders are. China Ceramics usually offers its customers credit terms of approximately 90 days. Although there has not been any material collection problem for trade receivables or bad debts in the last three fiscal years, there is no assurance that China Ceramics will not encounter doubtful or bad debts in the future. Should China Ceramics experience any unexpected delay or difficulty in collecting receivables from its customers, its cash flows and financial results may be adversely affected.

China Ceramics major customers such as Foshan City Jundian Ceramics Co., Ltd., Chengdu Dehui Building Material Co., Ltd., Xiamen Tongying Trading Co., Ltd., Liaoning Yatong Logistics Co., Ltd., and Shanxi Guanghe Industry Co., Ltd. accounted for an aggregate of 31.8%, 29.1%, and 25.4% of its total revenue in fiscal years 2007, 2008, and 2009, respectively. China Ceramics is particularly exposed to the credit risks of these customers, as defaults in payment by its major customers would have a significant impact on its cash flows and financial results.

China Ceramics is dependent on the property and construction sector in the PRC and may experience a decline in business if the demand for construction materials decreases.

China Ceramics businesses are closely related to the property and construction industries in the PRC. China Ceramics’ products are sold to end users of its downstream industries, the property and construction industry. If the property and construction industry falls into a recession in the future, the demand for construction materials, such as ceramic tiles, may consequently decrease and have a significant adverse effect on China Ceramics’ business.

If China Ceramics’ suppliers are unable to fulfill its orders for raw materials, China Ceramics may lose business.

China Ceramics’ suppliers are all located in the PRC. Its purchase of raw materials is based on expected production levels, after taking into consideration, amongst other factors, forecast and actual orders from its customers. To ensure that China Ceramics is able to deliver quality products at competitive prices, China Ceramics needs to secure sufficient quantities of raw materials at acceptable prices and quality on a timely basis. Typically, China Ceramics does not enter into any long-term supply agreements with its suppliers. As such, there is no assurance that these suppliers will continue to supply China Ceramics in the future. In the event China Ceramics’ suppliers are unable to fulfill its orders or meet its requirements, China Ceramics may not be able to find timely replacements at acceptable prices and quality, and this will in turn adversely affect the fulfillment of its customers’ orders. Consequently, China Ceramics reputation may be negatively affected, leading to a loss of business and affecting its ability to attract new businesses.

Increases in the price of raw materials will negatively impact China Ceramics’ profitability.

In fiscal years 2007, 2008, and 2009, China Ceramics’ cost of raw materials, which consist of clay (comprising mainly of kaolin, flint and feldspar), coal (used to heat its kilns), coloring materials and glazing materials, accounted for 68.9%, 59.8%, and 53.7% of its total cost of sales, respectively. The price of clay, coal, coloring materials and glazing materials may fluctuate due to factors such as global demand and supply conditions for such raw materials and changes in global economic conditions. Any shortages or interruptions in the supply of clay, coal, coloring materials or glazing materials will result in an increase in the cost of production, thus increasing the Company’s cost of sales. If China Ceramics is not able to pass on such an increase to its customers or is unable to find alternative sources of clay, coal, coloring materials, or glazing materials or appropriate substitute raw materials at comparable prices, it will have an adverse effect on China Ceramics operations and financial performance.

China Ceramics is dependent on its management team and any loss of China Ceramics’ key management personnel without timely and suitable replacements may reduce its revenues and profits.

China Ceramics attributes its success to the experience, leadership and contributions of its management team and is therefore dependent to a large extent on its ability to retain its key management personnel, in particular its executive directors who are responsible for formulating and implementing growth, corporate development and overall business strategies. China Ceramics’ business is also dependent on its executive officers who are responsible for implementing its business plans and driving growth. Please refer to “Directors, Senior Management and Employees” in this Annual Report for more information. The demand for such experienced personnel is intense and the search for personnel with the relevant skills set can be time consuming. The loss of China Ceramics’ key management personnel without timely and suitable replacements may reduce its revenue and profits.

Failure to compete successfully with its competitors and new entrants to the ceramics industry in the PRC may result in China Ceramics losing market share.

China Ceramics operates in a competitive industry. Given the growth potential of its industry, there is no assurance that China Ceramics will not face competition from its existing competitors and new entrants. China Ceramics competes with a variety of companies, some of which have advantages that include; longer operating history, larger clientele base, superior products, better access to capital, personnel and technology, or are better entrenched. China Ceramics’ competitors may be able to respond more quickly to new and emerging technologies and changes in customer requirements or succeed in developing products that are more effective or less costly than China Ceramics’ products. Any increase in competition could have a negative impact on China Ceramics’ pricing (thus eroding its profit margins) and reduce its market share. If China Ceramics is unable to compete effectively with its existing and future competitors and does not adapt quickly to changing market conditions, it may lose market share.

China Ceramics has not purchased product liability insurance and any product liability claims must be paid by China Ceramics.

Accidents may arise as a result of defects in China Ceramics’ products. If there are any defects in the products designed and/or manufactured by China Ceramics, China Ceramics may face claims from its customers or third parties for the damages suffered as a result of such defects. China Ceramics has not purchased insurance coverage for product liability or third party liability and is therefore not covered or compensated by insurance in respect of losses, damages, claims and liabilities arising from or in connection with product liability or third party liability.

China Ceramics’ production facilities may be affected by power shortages which could result in a loss of business.

China Ceramics’ production facilities consume substantial amounts of electrical power, which is the principal source of energy for its manufacturing operations. Although China Ceramics has a back-up generator at both its production facilities, it may experience occasional temporary power shortages disrupting production due to power rationing activities conducted by the authorities, thunderstorms or other natural events beyond its control. Accordingly, these production disruptions could result in a loss of business.

China Ceramics’ research and development efforts may not result in marketable products.

China Ceramics’ research and development (“R&D”) team develops products which China Ceramics has identified as having good potential in the market. There is no assurance that China Ceramics will not experience delays in future product developments. There is also no assurance that the products which China Ceramics is currently developing or may develop in the future will be successful or that China Ceramics will be able to market these new products to its customers successfully. If its new products are unable to gain the acceptance of its customers or potential customers, China Ceramics will not be able to generate future sales from its investment in R&D.

China Ceramics may not be able to ensure the successful implementation of its future plans and strategies, resulting in reduced financial performance.

China Ceramics intends to expand its production capacity, expand its market presence and explore opportunities in strategic investments or alliances and acquisitions. These initiatives involve various risks including, but not limited to, the investment costs in setting up new production facilities, offices and sales offices and working capital requirements. There is no assurance that any future plan can be successfully implemented as the successful execution could depend on several factors, some of which are not within its control. Failure to successfully implement China Ceramics’ future plans or to effectively manage cost, may lead to a material adverse change in its operating environment or affect its ability to respond to market or industry changes, resulting in reduced financial performance.

China Ceramics may lose revenue if its intellectual property rights are not protected and counterfeit HD or Hengda brand products are sold in the market.

China Ceramics believes its intellectual property rights are important to its success and competitive position. A portion of its products are manufactured and marketed under its “HD” or “Hengda” label. China Ceramics has filed its “HD” and “Hengda” labels as trademarks in the PRC. China Ceramics cannot assure you that there will not be any unauthorized usage or misuse of its trademarks or that its intellectual property rights will be adequately protected as it may be difficult and costly to monitor any infringements of its intellectual property rights in the PRC. If China Ceramics cannot adequately protect its intellectual property, it may lose revenue.

In addition, China Ceramics believes the branding of its products and the brand equity in its “HD” and “Hengda” trademarks is critical to its expansion effort and the continued success of its business. Its efforts to build its brand may be undermined by the sale of counterfeit goods. The counterfeiting of its products may increase if its products become more popular.

In order to preserve and enforce its intellectual property rights, China Ceramics may have to resort to litigation against the infringing or counterfeiting parties. Such litigation could result in substantial costs and diversion of management resources which may have an effect on its financial performance.

China Ceramics may inadvertently infringe third-party intellectual property rights, which could negatively impact its business and financial results.

China Ceramics is not aware of, nor has China Ceramics received any claims from third parties for, any violations or infringements of intellectual property rights of third parties by it. Nevertheless, there can be no assurance that as China Ceramics develops new product designs and production methods, China Ceramics would not inadvertently infringe the intellectual property rights of others or others would not assert infringement claims against China Ceramics or claim that China Ceramics has infringed their intellectual property rights. Claims against China Ceramics, even if untrue or baseless, could result in significant costs, legal or otherwise, cause product shipment delays, require it to develop non-infringing products, enter into licensing agreements or may be a distraction to its management. Licensing agreements, if required, may not be available on terms acceptable to China Ceramics or at all. In the event of a successful claim of intellectual property rights infringement against China Ceramics and its failure or inability to develop non-infringing products or to license the infringed intellectual property rights in a timely or cost-effective basis, its business and/or financial results will be negatively impacted.

China Ceramics may become subject to foreign exchange risk.

China Ceramics currently does not have any foreign exchange exposure as its sales and purchases are predominantly denominated in RMB. However, in the future, a proportion of its sales may be denominated in other currencies as China Ceramics expands into overseas markets. In such circumstances, China Ceramics may be subject to foreign currency fluctuations in the future.

China Ceramics manufacturing activities are dependent upon availability of skilled and unskilled labor, a deficiency of which could result in a reduction in profits.

China Ceramics manufacturing activities are relatively labor intensive and dependent on availability of skilled and unskilled labor in large numbers. Large labor intensive operations call for good monitoring and maintenance of cordial relations. Non-availability of labor and/or any disputes between the labor and management may result in a reduction in profits. Further, China Ceramics relies on contractors who engage on-site laborers for performance of many of its unskilled operations. The scarcity or unavailability of contract laborers may affect China Ceramics’ operations and financial performance.

China Ceramics faces increasing labor costs and other costs of production in the PRC, which could materially adversely affect its profitability.

The ceramic tile manufacturing industry is labor intensive. Labor costs in China have been increasing in recent years and China Ceramics’ labor costs in the PRC could continue to increase in the future. If labor costs in the PRC continue to increase, China Ceramics’ production costs will likely increase which may in turn affect the selling prices of China Ceramics’ products. China Ceramics may not be able to pass on these increased costs to consumers by increasing the selling prices of its products in light of competitive pressure in the markets where it operates. In such circumstances, its profit margin may decrease.

Compliance with Foreign Corrupt Practices Act could subject China Ceramics to penalties and other adverse consequences.

China Ceramics is subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States public companies from engaging in bribery of or other prohibited payments to foreign officials to obtain or retain business. While China Ceramics takes precautions to educate its employees about the Foreign Corrupt Practices Act, there can be no assurance that China Ceramics or the employees or agents of its subsidiaries will not engage in such conduct, for which China Ceramics might be held responsible. If that were to occur, China Ceramics could suffer penalties that may have a material adverse effect on its business, financial condition and results of operations.

Risk Factors Relating to Operations In China

China Ceramics is dependent on political, economic, regulatory and social conditions in the PRC.

Approximately 94% of China Ceramics’ revenue in each of the last three fiscal years was derived from the PRC market and we anticipate that the PRC market will continue to be the major source of revenue for the foreseeable future. Accordingly, any significant slowdown in the PRC economy or decline in demand for its products from its customers in the PRC will have an adverse effect on its business and financial performance. Furthermore, as China Ceramics’ operations and production facilities are located in the PRC, any unfavorable changes in the social and/or political conditions may also adversely affect its business and operations.

While the current policy of the PRC government seems to be one of imposing economic reform policies to encourage foreign investments and greater economic decentralization, there is no assurance that such a policy will continue to prevail in the future. There is no assurance that China Ceramics’ operations will not be adversely affected should there be any policy changes.

China Ceramics is subject to risks related to the laws and regulations of the PRC and the interpretation and implementation thereof.

China Ceramics business and operations, as well as those of its customers and suppliers in the PRC are subject to the laws and regulations promulgated by relevant PRC governmental authorities. The PRC government is still in the process of developing a comprehensive set of laws and regulations in the course of the PRC’s transformation from a centrally planned economy to a more free market oriented economy. As the legal system in the PRC is still in flux, laws and regulations or their interpretation may be subject to change. Furthermore, any change in the political and economic policy of the PRC government may also result in similar changes in the laws and regulations or the interpretation thereof. Such changes may adversely affect China Ceramics’ operations and business in the PRC.

The PRC legal system is a codified legal system comprising written laws, regulations, circulars, administrative directives, and internal guidelines as well as judicial interpretations. Decided cases do not form part of the legal structure of the PRC and thus have no binding effect. As such, the administration of PRC laws and regulations may be subject to a certain degree of discretion by the authorities. This has resulted in the outcome of dispute resolutions not having the level of consistency or predictability as in other countries with more developed legal systems. Due to such inconsistency and unpredictability, if China Ceramics should be involved in any legal dispute in the PRC, China Ceramics may experience difficulties in obtaining legal redress or in enforcing its legal rights.

From time to time, changes in law, registration requirements, and regulations or the implementation thereof may also require China Ceramics to obtain additional approvals and licenses from the PRC authorities for carrying out its operations in the PRC which would incur additional expenses in order to comply with such requirements and in turn affect its financial performance with the increase in its business costs. Furthermore, there can be no assurance that approvals, registrations, or licenses will be granted to China Ceramics promptly or at all. If China Ceramics experiences delays in obtaining or are unable to obtain such required approvals, registrations, or licenses, its operations and business in the PRC, and hence its overall financial performance will be adversely affected.

China Ceramics’ business activities are subject to certain PRC laws and regulations.

As its production and operations are carried out in the PRC, China Ceramics is subject to certain PRC laws and regulations. In addition, being a wholly foreign-owned enterprise, China Ceramics is required to comply with certain laws and regulations. Pursuant to PRC laws and regulations, the breach or non-compliance with such laws and regulations may result in the PRC authorities suspending, withdrawing or terminating its business license, causing China Ceramics to cease production of all or certain of its products, and this would materially and adversely affect its business and financial performance.

The corporate affairs of China Ceramics in the PRC are governed by its articles of association and the corporate and foreign investment laws and regulations of the PRC. The principles of the PRC laws relating to matters such as the fiduciary duties of directors and other corporate governance matters and foreign investment laws in the PRC are relatively new. Hence, the enforcement of investors or shareholders’ rights under the articles of association of a PRC company and the interpretation of the relevant laws relating to corporate governance matters remain largely untested in the PRC.

PRC foreign exchange control may limit its ability to utilize its profits effectively and affect its ability to receive dividends and other payments from its PRC subsidiary.

Jinjiang Hengda Ceramics Co., Ltd. is a foreign investment enterprise (“FIE”) and is subject to the rules and regulations in the PRC on currency conversion. In the PRC, State Administration of Foreign Exchange, or SAFE, regulates the conversion of the RMB into foreign currencies. Currently, FIEs are required to apply to SAFE for “Foreign Exchange Registration Certificates for Foreign Investment Enterprise”. With such registration certifications (which need to be renewed annually), FIEs are allowed to open foreign currency accounts including the “current account” and “capital account”. Currently, conversion of currency within the scope of the “current account” (e.g. remittance of foreign currencies for payment of dividends, etc.) can be effected without requiring the approval of SAFE. However, conversion of currency in the “capital account” (e.g. for capital items such as direct investments, loans, securities, etc.) still requires the approval of SAFE.

On October 21, 2005, SAFE promulgated the “Notice on Issues concerning Foreign Exchange Management in Financing by PRC Residents by Overseas Special Purpose Vehicle and Return Investments” (the “No. 75 Notice”). The No. 75 Notice came into effect on November 1, 2005 and requires the following matters, among others, to be complied with: Every PRC domestic resident who establishes or controls an overseas special purpose vehicle (“SPV”) must apply to the local bureau of SAFE for an “overseas investment foreign exchange registration.”

Every PRC domestic resident of an SPV who has completed the “overseas investment foreign exchange registration” (the “Registrant”) must make an application to the local bureau of SAFE to amend their registration particulars upon (i) the injection of any PRC domestic assets or the equity interests of any PRC domestic company owned by the PRC domestic resident into the SPV, and (ii) the implementation of any overseas equity fund-raising by the SPV following an injection of PRC domestic assets or the equity interests of a PRC domestic company; every Registrant must apply to the local bureau of SAFE for change of registration particulars or recordation within 30 days after the occurrence of any capital increase or reduction, changes in shareholdings or share swap, merger, long-term investment in equities or debentures, guarantee of foreign indebtedness and other major capital changes not involving “return investment”, undertaken by an SPV; and every Registrant must repatriate, within 180 days, dividends or profits which he receives from an SPV and/or income derived from changes in the shareholding of an SPV.

There can be no assurance that SAFE will not continue to issue new rules and regulations and/or further interpretations of the No. 75 Notice that will strengthen the foreign exchange control. As China Ceramics is located in the PRC and a significant portion of China Ceramics’ sales are denominated mainly in RMB, the ability of China Ceramics to pay dividends or make other distributions may be restricted by PRC foreign exchange control restrictions. There can be no assurance that the relevant regulations will not be amended to its detriment and that the ability of China Ceramics to distribute dividends will not be adversely affected.

Introduction of new laws or changes to existing laws by the PRC government may adversely affect its business.

The PRC legal system is based on the PRC Constitution and is made up of written laws, regulations, circulars and directives. With the PRC’s entry into the WTO, the PRC government is in the process of developing its legal system so as to encourage foreign investments and to meet the needs of investors. As the PRC economy is developing at a generally faster rate than its legal system, some degree of uncertainty exists in connection with whether and how existing laws and regulations will apply to certain events or circumstances. Some of the laws and regulations, and the interpretation, implementation and enforcement thereof, are still at the experimental stage and therefore subject to policy changes. This in turn, may have an adverse impact on China Ceramics’ sales and profitability. There is no assurance that the introduction of new laws or regulations, changes to existing laws and regulations and the interpretation or application thereof or the delays in obtaining approvals from the relevant PRC authorities will not have an adverse impact on China Ceramics’ business or prospects.

In particular, on August 8, 2006, the Ministry of Commerce, the China Securities Regulatory Commission, the State-owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration of Industry and Commerce and the State Administration of Foreign Exchange promulgated the “Rules on the Mergers and Acquisition of Domestic Enterprises by Foreign Investors” which came into effect on September 8, 2006 (the “M&A Rules”). Foreign investors should comply with the rules when they purchase shareholding equities of a PRC domestic non-foreign-funded enterprise (“Domestic Company”) or subscribe to the increased capital of a Domestic Company, and thus changing the nature of the Domestic Company into a foreign investment enterprise. The rules stipulate, inter alia, (i) that the acquisition of a Domestic Company by an affiliated foreign enterprise established or controlled by PRC entities or individuals must be approved by the Ministry of Commerce; (ii) that the incorporation of a special purpose vehicle, which is directly or indirectly controlled by PRC entities for the purpose of an overseas listing of the equity interest of a Domestic Company, must be subject to the approval of the Ministry of Commerce; (iii) that the acquisition of a Domestic Company by a special purpose vehicle shall be subject to approval of the Ministry of Commerce and (iv) the offshore listing of a special purpose vehicle shall be subject to the prior approval from China Securities Regulatory Commission.

As Jinjiang Hengda Ceramics Co., Ltd. was incorporated as a FIE and China Ceramics does not fall within the scope of being classified as a special purpose vehicle directly or indirectly established or controlled by PRC entities or individuals, the M&A Rules do not apply to the Business Combination, and China Ceramics will not be required to obtain the approval from the Ministry of Commerce, the approval from the China Securities Regulatory Commission and/or any other approvals from PRC government authorities as stipulated by the M&A Rules. There is however no assurance that the PRC authorities will not issue further directives, regulations, clarifications or implementation rules, which may require China Ceramics or other relevant parties to obtain further approvals with respect to the Business Combination. If new laws are promulgated or the existing laws are reinterpreted, China Ceramics’ structure could be determined to be in violation of such laws and subject to sanction by applicable government authorities.

Environmental, health and safety laws could impose material liabilities on China Ceramics and could require China Ceramics to incur material capital and operational costs.

China Ceramics is subject to environmental, health and safety laws and regulations in the PRC that impose controls on its air, water and waste discharges, on its storage, handling, use, discharge and disposal of chemicals, and on exposure of its employees to hazardous substances. These laws and regulations could require China Ceramics to incur costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. Although China Ceramics does not believe that it has violated any of such laws and regulations and therefore has not incurred any significant liabilities under these laws and regulations in the past, the environmental laws and regulations are constantly evolving and becoming stricter in the PRC. The adoption of new laws or regulations or China Ceramics’ failure to comply with these laws or regulations in the future could cause China Ceramics to incur material liabilities and could require China Ceramics to incur additional expenses, curtail operations and/or restrict China Ceramics’ ability to expand.

Risks to China Ceramics’ Shareholders

If outstanding warrants are exercised, the underlying shares will be eligible for future resale in the public market. “Market overhang” from the warrants results in dilution and could reduce the market price of the shares.

Outstanding warrants to purchase an aggregate of 15,550,000 shares issued in connection with China Ceramics’ initial public offering and the private placement that took place immediately prior to the initial public offering became exercisable after China Ceramics’ acquisition of Success Winner on November 20, 2009. If they are exercised, a substantial number of additional shares of China Ceramics’ shares will be eligible for resale in the public market, which may reduce the market price.

Because China Ceramics does not intend to pay dividends on its shares, shareholders will benefit from an investment in China Ceramics’ shares only if it appreciates in value.

China Ceramics has never declared or paid any cash dividends on its shares. China Ceramics currently intends to retain all future earnings, if any, for use in the operations and expansion of the business. As a result, China Ceramics does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of China Ceramics’ Board of Directors and will depend on factors China Ceramics’ Board of Directors deems relevant, including among others, China Ceramics’ results of operations, financial condition and cash requirements, business prospects, and the terms of China Ceramics’ credit facilities and other financing arrangements. Accordingly, realization of a gain on shareholders’ investments will depend on the appreciation of the price of China Ceramics’ shares. There is no guarantee that China Ceramics’ shares will appreciate in value.

China Ceramics’ securities are quoted on the Over-the-Counter Bulletin Board, which may limit the liquidity and price of its securities more than if the securities were quoted or listed on a national securities exchange.

China Ceramics’ securities are quoted on the Over-the-Counter Bulletin Board, a NASDAQ-sponsored and operated inter-dealer automated quotation system. Quotation of China Ceramics’ securities on the Over-the-Counter Bulletin Board will limit the liquidity and price of its securities more than if the securities were quoted or listed on a national securities exchange.

China Ceramics may choose to redeem its outstanding warrants at a time that is disadvantageous to the warrant holders.

Subject to there being a current prospectus under the Securities Act of 1933, as amended, China Ceramics may redeem all of its outstanding warrants at any time at a price of $0.01 per warrant, upon a minimum of 30 days prior written notice of redemption if, and only if, the last sale price of China Ceramics’ shares equals or exceeds $14.25 per share for any 20 trading days within a 30 trading day period ending three business days before China Ceramics sends the notice of redemption. Calling all of China Ceramics’ outstanding warrants for redemption could force the warrant holders:

•	to exercise the warrants and pay the exercise price for such warrants at a time when it may be disadvantageous for the holders to do so;

•	to sell the warrants at the then current market price when they might otherwise wish to hold the warrants; or

•	to accept the nominal redemption price which, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants.

China Ceramics’ warrant holders may not be able to exercise their warrants, which may create liability for China Ceramics.

Holders of the warrants China Ceramics issued in its initial public offering and private placement will be able to receive shares upon exercise of the warrants only if (i) a current registration statement under the Securities Act of 1933, as amended, relating to the shares of its shares underlying the warrants is then effective and (ii) such shares are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of warrants reside. Although China Ceramics has agreed to use its best efforts to maintain a current registration statement covering the shares underlying the warrants to the extent required by federal securities laws, and China Ceramics intends to comply with such agreement, China Ceramics cannot assure you that it will be able to do so. In addition, some states may not permit China Ceramics to register the shares issuable upon exercise of its warrants for sale. The value of the warrants will be greatly reduced if a registration statement covering the shares issuable upon the exercise of the warrants is not kept current or if the securities are not qualified, or exempt from qualification, in the states in which the holders of warrants reside. Holders of warrants who reside in jurisdictions in which the shares underlying the warrants are not qualified and in which there is no exemption will be unable to exercise their warrants and would either have to sell their warrants in the open market or allow them to expire unexercised. If and when the warrants become redeemable by China Ceramics, China Ceramics may exercise its redemption right even if China Ceramics is unable to qualify the underlying securities for sale under all applicable state securities laws. Since China Ceramics’ obligations in this regard are subject to a “best efforts” standard, it is possible that, even if China Ceramics is able to successfully assert a defense to a claim by warrant holders due to the impossibility of registration, a court may impose monetary damages on China Ceramics to compensate warrant holders due to the change in circumstances that led to China Ceramics being unable to fulfill its obligations.

There is a risk that China Ceramics could be treated as a U.S. domestic corporation for U.S. federal income tax purposes after the Redomestication and Business Combination, which could result in significantly greater U.S. federal income tax liability to China Ceramics.

Section 7874(b) of the Code generally provides that a corporation organized outside the United States that acquires, directly or indirectly, pursuant to a plan or series of related transactions substantially all of the assets of a corporation organized in the United States will be treated as a domestic corporation for U.S. federal income tax purposes if shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% (of either the voting power or the value) of the stock of the acquiring corporation after the acquisition. Under temporary regulations recently promulgated under Section 7874, a warrant holder of either the acquired corporation or the acquiring corporation generally is treated for this purpose as owning stock of the acquired corporation or the acquiring corporation, as the case may be, with a value equal to the excess of the value of the shares underlying the warrant over the exercise price of the warrant. If Section 7874(b) were to apply to the Redomestication, then, among other things, China Ceramics, as the surviving entity, would be subject to U.S. federal income tax on its worldwide taxable income following the Redomestication and Business Combination as if China Ceramics were a domestic corporation.

Although Section 7874(b) should not apply to treat China Ceramics as a domestic corporation for U.S. federal income tax purposes, due to the absence of full guidance on how the rules of Section 7874(b) apply to the transactions completed pursuant to the Redomestication and Business Combination, this result is not entirely free from doubt. Shareholders and warrant holders are urged to consult their own tax advisors on this issue. See the discussion in the section entitled “Taxation—Tax Treatment of China Ceramics After the Redomestication and the Business Combination.” The balance of this discussion assumes that China Ceramics will be treated as a foreign corporation for U.S. federal income tax purposes.

There is a risk that China Ceramics will be classified as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. holders of shares or warrants of China Ceramics.

In general, China Ceramics will be treated as a PFIC for any taxable year of China Ceramics in which either (1) at least 75% of its gross income (including the gross income of certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (including the assets of certain 25% or more-owned corporate subsidiaries) produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If China Ceramics is determined to be a PFIC for any taxable year (or portion thereof) of China Ceramics that is included in the holding period of a U.S. Holder (as defined in the section entitled “Taxation–United States Federal Income Taxation–General”) for China Ceramics’ shares or warrants, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of China Ceramics shares or warrants or the receipt of certain excess distributions from China Ceramics and may be subject to additional reporting requirements. Based on the composition of the assets and income of China Ceramics and its subsidiaries during China Ceramic’s 2009 taxable year, China Ceramics does not believe that it will be treated as a PFIC for such year. However, since China Ceramics has not performed a definitive analysis as to its PFIC status for its 2009 taxable year, there can be no assurance with respect to its PFIC status for its 2009 taxable year. There also can be no assurance with respect to the status of China Ceramics as a PFIC for its current taxable year or any future taxable year. U.S. Holders of China Ceramics shares and warrants are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section entitled “Taxation—United States Federal Income Taxation–U.S. Holders—Passive Foreign Investment Company Rules.”

Under the PRC EIT Law, China Ceramics, Success Winner and/or Stand Best may be classified as a “resident enterprise” of the PRC. Such classification could result in PRC tax consequences to China Ceramics, its non-PRC resident shareholders and warrant holders, Success Winner and/or Stand Best.

           On March 16, 2007, the National People’s Congress approved and promulgated a new tax law, the PRC Enterprise Income Tax Law, or “EIT Law,” which took effect on January 1, 2008. Under the EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. An enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define “de facto management bodies” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise; however, it remains unclear whether the PRC tax authorities would deem China Ceramics’ managing body as being located within China. Due to the short history of the EIT Law and lack of applicable legal precedents, the PRC tax authorities determine the PRC tax resident treatment of a foreign (non-PRC) company on a case-by-case basis.

If the PRC tax authorities determine that China Ceramics, Success Winner and/or Stand Best is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, China Ceramics, Success Winner and/or Stand Best may be subject to the enterprise income tax at a rate of 25% on China Ceramics’, Success Winner’s and/or Stand Best’s worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, under the EIT Law and its implementing rules, dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. As a result, if China Ceramics, Success Winner and Stand Best are treated as “qualified resident enterprises,” all dividends from Hengda to China Ceramics (through Success Winner and Stand Best) should be exempt from PRC tax.

If Stand Best were treated as a PRC “non-resident enterprise” under the EIT Law, then dividends that Stand Best receives from Hengda (assuming such dividends were considered sourced within the PRC) (i) may be subject to a 5% PRC withholding tax, provided that Stand Best owns more than 25% of the registered capital of Hengda continuously within 12 months immediately prior to obtaining such dividend from Hengda, and the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “PRC-Hong Kong Tax Treaty”) were otherwise applicable, or (ii) if such treaty does not apply (i.e., because the PRC tax authorities may deem Stand Best to be a conduit not entitled to treaty benefits), may be subject to a 10% PRC withholding tax. Similarly, if Success Winner were treated as a “non-resident enterprise” under the EIT Law and Stand Best were treated as a “resident enterprise” under the EIT Law, then dividends Success Winner receives from Stand Best (assuming such dividends were considered sourced within the PRC) may be subject to a 10% PRC withholding tax. A similar situation may arise if China Ceramics were treated as a “non-resident enterprise” under the EIT Law, and Success Winner were treated as a “resident enterprise” under the EIT Law. Any such taxes on dividends could materially reduce the amount of dividends, if any, China Ceramics could pay to its shareholders.

Finally, the new “resident enterprise” classification could result in a situation in which a 10% PRC tax is imposed on dividends China Ceramics pays to its enterprise, but not individual, investors that are not tax residents of the PRC (“non-resident investors”) and gains derived by them from transferring China Ceramics’ shares or warrants, if such income is considered PRC-sourced income by the relevant PRC tax authorities. In such event, China Ceramics may be required to withhold a 10% PRC tax on any dividends paid to China Ceramics’ non-resident investors. China Ceramics’ non-resident investors also may be responsible for paying PRC tax at a rate of 10% on any gain realized from the sale or transfer of China Ceramics’ shares or warrants in certain circumstances. China Ceramics would not, however, have an obligation to withhold PRC tax with respect to such gain under the PRC tax laws.

Moreover, the State Administration of Taxation (“SAT”) released Circular Guoshuihan No. 698 (“Circular 698”) on December 10, 2009 that reinforces the taxation of certain equity transfers by non-resident investors through overseas holding vehicles. Circular 698 addresses indirect equity transfers as well as other issues. Circular 698 is retroactively effective from January 1, 2008. According to Circular 698, where a non-resident investor who indirectly holds an equity interest in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers an equity interest in the PRC resident enterprise by selling an equity interest in the offshore holding company, and the latter is located in a country or jurisdiction where the actual tax burden is less than 12.5% or where the offshore income of its residents is not taxable, the non-resident investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days of the transfer. The tax authorities in charge will evaluate the offshore transaction for tax purposes. In the event that the tax authorities determine that such transfer is abusing forms of business organization and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form. A reasonable commercial purpose may be established when the overall international (including U.S.) offshore structure is set up to comply with the requirements of supervising authorities of international (including U.S.) capital markets. If the SAT’s challenge of a transfer is successful, it may deny the existence of the offshore holding company that is used for tax planning purposes and subject the seller to PRC tax on the capital gain from such transfer. Since Circular 698 has a short history, there is uncertainty as to its application. China Ceramics (or a non-resident investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that China Ceramics (or such non-resident investor) should not be taxed under Circular 698, which could have a material adverse effect on China Ceramics’ financial condition and results of operations (or such non-resident investor’s investment in us).

If any PRC tax applies to a non-resident investor, the non-resident investor may be entitled to a reduced rate of PRC tax under an applicable income tax treaty and/or a deduction for such PRC tax against such investor’s domestic taxable income or a foreign tax credit in respect of such PRC tax against such investor’s domestic income tax liability (subject to applicable conditions and limitations). Investors should consult with their own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available deductions or foreign tax credits.

For a further discussion of these issues, see the section of this prospectus captioned “Taxation–PRC Taxation.”

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

China Ceramics’ History

China Ceramics Co., Ltd. is a British Virgin Islands limited liability company operating under the British Virgin Islands Companies Act (2004) whose predecessor, CHAC was incorporated in Delaware on June 22, 2007, and was organized as a blank check company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that has its principal operations in Asia.

On November 20, 2009, CHAC merged with and into China Ceramics, its wholly owned British Virgin Islands subsidiary, and, pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009 (the “acquisition agreement”), China Ceramics acquired all of the outstanding securities of Success Winner.

Pursuant to the agreement, China Ceramics acquired all of the issued and outstanding shares of Success Winner held by Mr. Wong Kung Tok (the “Seller”) in exchange for $10.00 and 5,743,320 shares of China Ceramics shares. In addition, 8,185,763 shares of the China Ceramics shares were placed in escrow (the “Contingent Shares”) and will be released to the Seller in the event certain earnings and stock price thresholds are achieved. Of the Contingent Shares, up to 5,185,763 Contingent Shares will be released based on achieving growth in either net earnings before tax or net earnings after tax, depending on the year, following the completion of an audit in accordance with International Financial Reporting Standards (IFRS). Additionally, 3,000,000 Contingent Shares will be released if China Ceramics shares close at or above certain share price targets for any twenty trading days within a thirty trading day period prior to April 30, 2012.

Concurrent with the Business Combination, China Ceramics redeemed and repurchased an aggregate of 11,193,149 shares of its common stock from its public stockholders for an aggregate purchase price of approximately $109.6 million in transactions intended to assure the successful completion of the Business Combination.

Prior to the Business Combination with Success Winner, neither CHAC nor China Ceramics had an operating business.

Success Winner was incorporated as a company with limited liability under the laws of the British Virgin Islands on May 29, 2009 as the holding company for its business operations in China. Success Winner has one indirect operating subsidiary in China: Hengda. Success Winner holds 100% of the interests in Hengda’s parent, Stand Best, which owns a 100% interest in Hengda.

Hengda was incorporated as a company with limited liability under the laws of the PRC on September 30, 1993.

Hengda is principally engaged in the manufacture and sale of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings.

On November 19, 2009, China Ceramics initiated the acquisition of a new production facility in Gaoan, China (the “Gaoan Facility”). Success Winner had entered into a definitive acquisition agreement for the Gaoan Facility with a group of investors (the “Investors”) prior to the closing of its Business Combination with China Ceramics on November 20, 2009. China Ceramics paid cash of RMB145.4 million (approx. US$21.3 million) to the Investors. The closing of the acquisition of the Gaoan Facility was subject to the Gaoan City Administration for Industry and Commerce transferring the registration and business license for the Gaoan Facility from the Investors to China Ceramics. China Ceramics announced on January 22, 2010 that the Gaoan City Administration for Industry and Commerce had transferred to China Ceramics the registration and business license for the Gaoan Facility on January 8, 2010 and that China Ceramics had made a final cash payment of RMB39 million (US$5.7 million), and assumed loans of RMB60 million (approx. US$8.8 million). China Ceramics expects to spend approximately RMB27 million (US$4.0 million) in the first half of 2010 to complete the first phase of the Gaoan facility. The total cost for the first phase of Gaoan facility was approximately RMB271 million (US$39.7 million).

Currently, the Gaoan Facility has three production lines installed and China Ceramics anticipates adding another four production lines in 2010 and five in 2011. The first three production lines are currently manufacturing finished products and are expected to contribute an additional 10 million square meters of production capacity of exterior ceramics tiles per year. The addition of production lines in 2010 and 2011 are expected to cost approximately US$20 million for each year. Together with the current production capacity at China Ceramics’ Jinjiang, China plant, the expected production capacity in 2010 will be approximately 38 million square meters.

Since December 2009, China Ceramics has also signed agreements with four new exclusive distributors in Guangdong province, Hainan province, Zhejiang province and Anhui province that will begin distributing China Ceramics’ products in January 2010. Including its four newly signed distributors, China Ceramics has a network of 35 exclusive distributors.

China Ceramics’ registered office is c/o Harneys Corporate Services Limited of Craigmuir Chambers, P.O. Box 71, Road-Town, Tortola, British Virgin Islands.

B. Business Overview

History and Current Business

Overview

China Ceramics is a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles, sold under the “HD” or “Hengda” brand are available in over two thousand styles, colors and size combinations. Currently, China Ceramics has five principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, and (v) ultra-thin tiles. Porcelain tiles are China Ceramics’ major products and accounted for over 79.4% of China Ceramics’ total revenue in 2009. The market for China Ceramics’ products has been growing rapidly, due to the increasing demand for construction materials in the PRC attributable to population growth, population urbanization and an increasing standard of living.

China Ceramics’ manufacturing facilities are located in Jinjiang, Fujian Province and Gaoan, Jiangxi Province with an aggregate annual production capacity of approximately 38 million square meters. The company manufactures its five principal product categories using twelve production lines; each production line is optimized to manufacture specific size ranges to maximize efficiency and output.

China Ceramics primarily sells its products through an exclusive distributor network and directly to property developers. The company has long-term relationships with its customers; nine of its top ten customers in 2009 have been purchasing from the company for over ten years. China Ceramics has been in discussions with some large property developers in China to be their exclusive or primary provider of ceramic tiles and, although no arrangements or agreements have been entered into, China Ceramics expects to enter into arrangements of that type in the foreseeable future.

China Ceramics focuses its research and development efforts on developing innovative and environmentally- friendly products. China Ceramics owns or has the exclusive right to use 33 design patents and four utility model patents. China Ceramics’ stringent quality management and marketing efforts have created a strong business reputation and high brand awareness as demonstrated by the company receiving recognition from the Intermediate People’s Court of Xiangtan City of the “Chinese Well-Known Trademark” award.

China Ceramics’ Products

China Ceramics produces five types of ceramic tiles:

Porcelain tiles:  Porcelain tiles are fired at extreme temperatures and are therefore stronger and harder than other types of ceramic tiles. The material and the color is the same throughout and porcelain tiles are extremely wear-resistant. Although porcelain tiles have a matte surface, they absorb less water than other ceramic tiles, and as such, they are a superior solution for exterior tiling where there is frequent exposure to moisture.

Glazed tiles:  Glazed tiles have a glossy finish and color patterns may be added to the exterior surface of the tile. The glaze does not go beyond the exterior surface of the tile and the interior color will show if the tile is chipped. Although glazed tiles are less water-resistant than matte porcelain tiles, they are easier to clean due to their glossy surface.

Glazed porcelain tiles:  Glazed porcelain tiles combine the advantages of porcelain tiles and glazed tiles, thus enabling the tiles to have a porcelain body with a stain-proof and glossy finish.

Rustic tiles:  Rustic tiles have greater versatility in their design as textures and colors can be added to their exterior surfaces and therefore can be used in more decorative situations. In addition to being used on exterior walls, rustic tiles are also used for interior walls and flooring.

Ultra-thin tiles:  Ultra-thin tiles are only 4.0 mm thick, about half the thickness of traditional tiles. Due to their thinness, these tiles are more environmentally-friendly as the production process requires fewer raw materials and less energy. When used in combination with a specialized insulating material, the combination enables greater heat retention in the winter and keeps buildings cool in the summer with less load bearing stress on exterior building walls. Ultra-thin tiles were commercialized in 2008.

Ceramic tiles can be manufactured in differing sizes according to customer specifications, with the largest sized tiles measuring 600 mm by 600 mm. China Ceramics can provide over 2,000 different combinations of products, colors, textures and sizes to meet the various demands of its customers.

China Ceramics’ Competitive Strengths

China Ceramics believes the company can capitalize on the growth in the ceramics tile industry in the PRC because of the following strengths:

Leading exterior ceramic tile manufacturing company in the PRC

China Ceramics is a leading exterior ceramic tile manufacturer in Fujian Province and possesses economies of scale and scope that give the company an advantage over its competitors. China Ceramics has an established track record of more than 15 years in the ceramics industry.

China Ceramics is strategically located in the regions of Jinjiang and Gaoan. The Jinjiang region is a ceramic and construction material hub in the PRC. The Gaoan region is a newly developing ceramic production area supported by the local government and is expected to be a new ceramic and construction material center in the PRC. Both of these areas are strategically located near the raw materials required to produce ceramic tiles.  As distributors and direct customers come to these areas to procure construction materials for sale, construction projects or export, these locations provide a regular flow of customers and demand to China Ceramics. These centralized industry locations allow China Ceramics to respond quickly to customer demands and react rapidly to emerging market trends.  The Jinjiang facility is located approximately 7 miles from the Jinjiang Airport, 40 miles from the Xiamen Airport and Xiamen Railway Station and 4 miles from the Shenhu Port. The Gaoan facility is located approximately 2 miles from the Gaoan railway station and 50 miles from the Nanchang Airport. There are major highways located near both facilities for transportation by truck. The proximity and ease of access to major ports and transportation infrastructure enables China Ceramics to leverage geographical convenience and decrease transportation and logistics costs.

Leading brand with a strong market reputation

China Ceramics’ strong brand recognition allows it to market itself as a leader in the exterior ceramic tile industry to property developers and distributors to the construction industry. The “Hengda” and “HD” brands are well recognized and highly regarded in markets where China Ceramics’ products are sold. In 2005 China Ceramics was certified as a “Famous Brand of Fujian Province,” and was recognized as a “Chinese Well-known Trademark” in 2005.

China Ceramics focuses on strengthening its brands by attending national fairs and promoting its products through inclusion in strategic or high-profile projects. As a result, their products are being used for the 16th Asian Games, the 11th National Chinese Games Village and the Chinese Academy of Sciences. China Ceramics intends to further build on its brand’s market position in the future.

Modern and international-standard manufacturing facilities

To further China Ceramics’ corporate strategy of producing high quality products, the company has invested in modern, international-standard manufacturing facilities. China Ceramics has imported, from Italy and Germany, advanced equipment for its production lines and has implemented an overall stringent cost and quality control management system. Since 2006, China Ceramics has spent over RMB20 million to upgrade its current production lines in Jinjiang and achieved recovery and recycle of waste water, waste dust, exhaust and kiln after-heat, which enabled it to decrease energy costs by 20%. China Ceramics was honored with an Energy Conservation Advance Enterprise in 2008 from the Jinjiang City Government.

In July 2002, China Ceramics was granted an ISO 9001:2000 accreditation, an international standard that acknowledged their quality control process. Quality control procedures begin at the receipt of raw materials and continue throughout the manufacturing process ending with a final quality check prior to packaging. China Ceramics’ employees are required to undergo internal training regarding its quality control policies, targets and procedures, as well as production and processing techniques. To date, China Ceramics has not received material claims for defects against its products.

China Ceramics’ new production facility in Gaoan incorporates the latest ceramic tile manufacturing technology and will allow the company to maintain its leadership position. The new production lines were built using what China Ceramics believes is the most advanced equipment in the industry and incorporates similar recovery and recycle of waste water, waste dust, exhaust and kiln after-heat as the existing lines in Jinjiang, but at a higher efficiency rate. Additionally, the production line architecture optimizes throughput by eliminating conveyer feeds between each step of the production process, helping to reduce production costs. China Ceramics’ management believes that the two facilities will yield economic benefits by allowing China Ceramics to share resources and enable it to optimize its supply and distribution chain thereby enhancing efficiency.

Strong research and development and design capabilities

China Ceramics has devoted substantial resources to establishing research and development capabilities in an effort to improve its products and diversify its product mix. As of December 31, 2009, China Ceramic has obtained 13 design patents and 4 utility model patents. Another 20 design patent applications were submitted and are pending approval. In addition, China Ceramics was awarded a “High-tech Enterprise Certificate” in 2007 from Fujian Provincial Department of Science and Technology, affirming its innovations in the industry.

China Ceramics’ research and development team focuses on new products as well as developing energy and resource efficient production methods. As of December 31, 2009 the team had 81 employees and its supervisor has more than 15 years of experience in the ceramics industry. China Ceramics’ research and development team also works with the Jingdezhen Ceramic Institute in the PRC to innovate and develop new production processes and products.

Through its efforts in research and development, China Ceramics believes that it is well positioned to further expand its market share and widen its customer base by continuing to develop technological advances in anticipation of, or in response to, customer requirements and evolving government standards.

Experienced, professional and dedicated management team

China Ceramics’ experienced, professional and dedicated management team brings a wealth of knowledge to China Ceramics’ day-to-day operations and provides strategic direction to the company. China Ceramics’ Chief Executive Officer and founder, Huang Jia Dong, has more than 20 years of experience in the ceramics industry and is Vice-Chairman of the Fujian Province Ceramic Industry Association. The senior management team comprised of five members has more than 80 combined years of experience in the ceramic industry. China Ceramics believes that the extensive industry related experience among the senior management team allows the company to better anticipate market opportunities.

China Ceramics’ Strategy

China Ceramics intends to continue to build on its competitive strengths to increase its market share and profitability. To achieve this, it plans to implement the following business strategies:

Increase production capacity through the acquisition of a new manufacturing facility

China Ceramics acquired a new facility in Gaoan, Jiangxi Province in January 2010. Currently the Gaoan facility has three production lines installed and China Ceramics anticipates adding another four production lines in 2010 and five in 2011. The first three production lines are currently manufacturing finished products and are expected to contribute an additional 10 million square meters of production capacity of exterior ceramics tiles per year. The capital expenditure is expected to be approximately US$20 million in 2010 and approximately an additional US$20 million in 2011. The 12 production lines in Gaoan are expected to increase China Ceramics’ production capacity by 42 million square meters to a total of 70 million square meters in 2012. In addition to a more efficient manufacturing process, labor and raw materials costs are also expected to be lower.

Further enhance China Ceramics’ brand awareness

China Ceramics plans to further enhance brand awareness of the “Hengda” and “HD” brand in the PRC, in particular, to strengthen the recognition of China Ceramics as a leader in the PRC exterior ceramic tile industry. China Ceramics plans on strengthening its brands by continuing to market its products to property developers and the construction industry, working with distributors on local marketing, attending national fairs and promoting its products through inclusion in strategic high-profile projects.

Expand sales distribution network and increase exports

China Ceramics sells its products mainly to distributors located in major cities such as Shanghai, Beijing, Tianjin, Wuhan, Chengdu and Shenyang and other locations in the PRC. China Ceramics intends to expand its distribution network to cover regions within the PRC where it currently does not have a presence or does not have a strong presence. In particular, China Ceramics plans to increase its distribution network by establishing and increasing its presence in Zhejiang, Anhui, Heilongjiang, Guizhou, Henan, Hebei, Shangdong, Shanxi, Shaanxi, and Yunnan Provinces within the PRC.

China Ceramics believes that its new production facility in Gaoan will better position the company to expand into new markets and reach additional end customers as transportation and logistical costs of delivering products to these areas will be reduced.

Currently China Ceramics exports approximately 6% of its products through PRC trading companies. China Ceramics intends to increase the exported volume of its products by establishing relationships with additional PRC trading companies and by promoting its products in regional and international trade shows.

Develop advanced products that meet evolving building construction requirements

China Ceramics is focusing its research and development initiatives on developing new products that address market demand for advanced building materials that meet or exceed evolving Government policies for energy efficiency. Specifically the research and development effort is focused on tiles which:

•	Reduce raw materials and energy consumption in the production process;

•	Have a density less than half of other tiles;

•	Reduce load bearing stress on exterior walls of buildings and tile shedding; and

•	Utilize a honeycomb structure which optimizes insulation performance.

China Ceramics will continue to invest in research and development to maintain its competitive position in the industry.

Expansion through mergers, acquisitions and strategic alliances

China Ceramics may seek to further increase its market share through select acquisitions. Management believes that it has sufficient expertise to find and acquire suitable ceramic production facilities and/or companies to increase its scale and geographic diversification within the PRC. China Ceramics management intends to only pursue acquisitions where it believes that it will be able to continue to provide cost competitive, high quality ceramic tiles to its customers.

Production Process and Facilities

A typical production line for ceramic tiles is comprised of preparation equipment (which typically includes a miller and a spray dryer), a press (which is used for shaping raw ceramic material), a glazing line (used to supply glazed materials to the pressed tiles), a kiln (used to harden the soft mixture of clay and minerals into a hard ceramic body by subjecting the mixture to high temperature) and packaging.

The following chart sets out the major steps involved in the production process:

The procedures involved in the production of ceramic tiles are summarized below:

(i) Inspecting

Raw materials for ceramic products consist mainly of clay (comprised of inorganic materials such as kaolin, flint and feldspar) obtained mostly from areas adjacent to China Ceramics facilities, such as Dehua county of Quanzhou city. Raw materials are inspected by quality control staff upon receipt. Batch calculations that take into consideration both physical properties and chemical compositions of the raw materials are performed to ensure that the right amounts are mixed.

(ii) Mixing and Grinding

After stringent checks on the quality of the clay and weighing, the raw material department mixes the clay as determined during inspection. The mixture is then sent to a ball mill where water is added to form a slurry for finer grinding. This process takes approximately 12 hours to complete. The slurry is then filtered and metallic particles are removed magnetically. The slurry is inspected at this stage for density, flow speed and water ratio. Compared with many competitors who use stone ball millers, China Ceramics uses aluminum ball millers to grind materials. Aluminum ball millers have a higher initial cost, but have higher grinding speed and can better process stone chips existing in the slurry. The slurry is then moved to a 1,200 ton slurry pool. Based on production scheduled, portions of the slurry may be moved to smaller slurry pools where coloring materials can be added. The mixture in smaller slurry pools are churned for approximately 24 hours to keep quality and color consistent in the end product.

(iii) Spray Drying

A spray dryer is then used to remove most of the water content in the slurry to obtain granules with the required moisture level for processing. The slurry is pumped into an atomizer, consisting of a rapidly rotating disk or nozzle where droplets are formed. The droplets of the slurry spray are then dried by a rising hot air column, forming small free-flowing granules of a standard size and specific moisture content which is used in the next stage. The stream of gases used to dry the slurry can be at temperatures as high as 1,100°C. The granules are then moved to and held in steel containers (“hoppers”) for over 24 hours to ensure consistency and uniformity of granule size and color.

(iv) Molding

The granules flow from a hopper into the mold die where they are compressed by steel plungers and then ejected by the bottom plunger in varying sizes based on specifications. The automated presses used operate at pressures as high as 1,600 tons. The ceramic bisque, a shaped non-fired ceramic tile, is then passed through to the dryer to remove most of the remaining water content present in preparation for the firing and/or glazing stages. The tiles are fed into the dryer and conveyed horizontally on rollers, at temperatures of 250°C for approximately 15 to 25 minutes based on tile type.

(v) Glazing

Glazing involves applying one or more coats of glaze, comprised mainly of silica and other coloring agents such as iron, chromium, cobalt or manganese, onto the tile surface. The dried ceramic bisque is then sent to the glazing station where a design and/or color is added. The glaze concentration and glazing quantity is controlled by computers to avoid chromatic aberration and lack of uniformity. Not all products, such as porcelain tiles, require glazing.

(vi) Firing

After molding and/or glazing, the ceramic bisque is fired in a kiln. Typically, the temperature in a kiln is about 1,200°C and the firing process takes less than one hour. The entire firing process is monitored and controlled by computers. China Ceramics currently has twelve firing lines, nine located in the Jinjiang facility and three located in the Gaoan facility.

(vii) Packaging

After the firing process, tiles are inspected for quality. Tiles which pass inspection are packaged and moved to the storage facility.

Quality Control & Assurance

The quality of China Ceramics’ products is critical to its continued growth and success. In July 2002, China Ceramics received ISO 9001:2000 accreditation, an international certification certificate, acknowledging their quality control process. Quality control procedures begin at the receipt of raw materials and continue throughout the manufacturing process ending with a final quality check prior to packaging. China Ceramics’ employees are required to undergo internal training regarding its quality control policies, targets and procedures, as well as production and processing techniques. As of December 31, 2009, China Ceramics’ quality assurance team consisted of 105 members.

Notable Awards & Certificates

China Ceramics has received numerous awards and certificates for its branding, product quality and R&D achievements. Select awards include:

Year Initially Received	Award & Certificate Name	Issuer
2002	ISO 9001:2000 Quality Management System Certificate	China Certification Center for Quality Mark
2004	China Compulsory Certification	Guojian Lianxin Certification Center

Received	Award & Certificate Name	Issuer
2005	ISO 14001:2004 Environmental Management Standards Certificate	Fujian Branch of Beijing World Standards Certification Centre
2005	Fujian Well-known Trademark	Fujian Well-known Trademark Award Commission
2005	Chinese Well-known Trademark	Intermediate People’s Court of Xiangtan City
2006	Inspection Exempted Products Certificate	National Bureau of Quality and Technical Supervision
2007	High-tech Enterprise Certificate	Fujian Provincial Department of Science and Technology
2008	Energy Conservation Advanced Enterprise	Jinjiang City Government
2009	Fujian 100 Important Industrial Enterprise	Fujian Economic and Trading Commission

Customer, Sales & Marketing

China Ceramics primarily sells its products through an exclusive distributor network and directly to property developers. Distributors are located in major cities such as Shanghai, Beijing, Tianjin, Wuhan, and Shenyang and second and third tier cities such as Chengdu, Hainan, Anhui and other rural areas in the PRC. The company has long-term relationships with its customers; nine of its top ten customers in 2009 have been purchasing from the company for over ten years.

China Ceramics’ major customers accounting for 5% or more of Hengda’s total revenue for the last three years are: Foshan City Jundian Ceramics Co., Ltd., Chengdu Dehui Building Material Co., Ltd., Xiamen Tongying Trading Co., Ltd., Liaoning Yatong Logistics Co. Ltd., Shanxi Guanghe Industry Co., Ltd., Beijing Zhihe Construction Industry Trading Co., Ltd., Fuzhou Yuanteng Construction Decoration Co., Ltd. and Chendu City Dehui Construction Materials Co., Ltd. None of these customers accounted for more than 10% of China Ceramics’ total revenue in 2009.

China Ceramics’ business and profitability is not materially dependent on any industrial, commercial or financial contract with any of its customers. None of China Ceramics’ directors or executive officers or their respective affiliates has any interest, direct or indirect, in any of China Ceramics’ customers.

Sales and Marketing

The sales and marketing department is responsible for formulating sales policies and pricing based on market analysis, surveys and forecasts, developing and implementing China Ceramics’ sales and marketing campaigns, and promoting China Ceramics’ products and brand. Additionally, the sales department is responsible for cultivating new customers and business relationships, as well as servicing existing accounts.

China Ceramics participates in a variety of sales and marketing activities including trade shows, in-house sales and marketing seminars, factory tours, outdoor advertising, B2B catalogs and customer calls. China Ceramics believes that these techniques allow it to gather and better understand customers’ needs and requirements and to obtain feedback on its products and services and intends to continue utilizing these techniques.

In the future China Ceramics intends to participate in international trade fairs and seminars from time to time to promote its brand and products, and to establish a network with industry professionals outside the PRC. To augment its plan to expand its markets internationally, China Ceramics’ products will also be advertised on and available to purchase on the Internet. As of December 31, 2009, China Ceramics’ Sales and Marketing Department had 23 employees whose salaries are commission-based.

Backlog

China Ceramics typically receives orders from customers two months in advance of production on a rolling basis. As of December 31, 2009, China Ceramics’ backlog was RMB156.3 million which represents approximately the next two months of revenue at the time, compared to a backlog of approximately RMB114.8 million on December 31, 2008, a year over year increase of 36.1%.

Major Suppliers

Clay and coal are the two main raw materials required to manufacture ceramic tiles. China Ceramics purchases these raw materials from at least two independent suppliers respectively. Other major sourced materials include coloring and packaging. China Ceramics is not dependent on any one of its PRC based suppliers as it is able to source raw materials from alternative vendors should the need arise.

China Ceramics suppliers are selected by its purchasing department and are assessed on criteria such as the quality of materials supplied, duration of their business relationship with China Ceramics, pricing, delivery reliability and response time to orders placed by China Ceramics. China Ceramics has sufficient raw materials on-hand to support, on average, three weeks of production at any point in time to minimize any potential production delays that could arise due to a delay in raw material delivery.

China Ceramics has not experienced significant production disruptions due to a supply shortage from its suppliers, nor has it had a major dispute with a supplier.

China Ceramics’ major suppliers accounting for 5.0% or more of China Ceramics’ total purchases in fiscal years 2007, 2008, and 2009 are: Fujian Province Dehua County Jiaxin Mining Industry Co., Ltd., Fujian Province Dehua County Shangdi Guoshan Ceramic Mine, Foshan City Nanhai Zhongtai Glaze Production Plant and Quanzhou Furen Trading Co., Ltd.  None of these major suppliers accounted for more than 10% of China Ceramics’ total raw material purchases in 2009. China Ceramics’ business or profitability is not materially dependent on any industrial, commercial or financial contract with any of its suppliers.

None of China Ceramics’ officers or directors or their respective affiliates has any interest, direct or indirect, in any of the above major suppliers. There are no arrangements or understanding with any suppliers pursuant to which any of China Ceramics’ directors and executive officers were appointed.

Research and Development

China Ceramics has devoted substantial resources to establishing research and development capabilities in an effort to improve its products and diversify its product mix. China Ceramics’ research and development (“R&D”) team focuses on new products as well as developing energy and resource efficient production methods.

China Ceramics focuses its research and development efforts on the following:

(a)	Improving and developing new production and processing techniques;

(b)	Improving the use and selection of raw materials to lower costs; and

(c)	Developing new products and designs to address changing market demands.

China Ceramics’ research and development expenses were approximately RMB14.9 million, RMB14.6 million, and RMB14.3 million for fiscal years 2007, 2008, and 2009, respectively. From time to time, China Ceramics may enter into collaboration with other research institutes to develop new products or improve its production process. As of December 31, 2009 the R&D department had 81 employees.

Competition

China Ceramics operates in a competitive environment and it expects to face more intense competition from its existing competitors. Its competitors are privately owned companies that are located mainly in the PRC. China Ceramics’ principal competitors are Guangdong White Rabbit Ceramics, Guangdong New Pearl Ceramics, Foshan Shiwan Yulong Ceramics Co., Ltd, Jiangxi Apollo Ceramics Co., Ltd., Jianjiang Haoyuan Ceramics, Co., Ltd, Jinjiang Wanli Ceramics Co., Ltd, Jinjiang Tengda Ceramics Co., Ltd and Jinjiang Haoshan Construction Materials Co., Ltd.

Intellectual Property

China Ceramics’ brand name distinguishes its products from that of its competitors and increases consumer awareness of its products. China Ceramics has registered the following trademarks in the PRC:

Registered Trademarks

Patents

As of December 31, 2009, China Ceramics owns four utility model patents in the PRC for exterior wall tiles, which were applied for in November of 2007. The terms of such patents are for ten years from the application date.

Pursuant to a Patent Licensing Contract dated May 8, 2009 between China Ceramics and Huang Jia Dong, Huang Jia Dong has licensed to China Ceramics, for no consideration, the exclusive right to use PRC design patents owned by Huang Jia Dong during the terms of each of the patents. There are a total of thirteen design patents for ceramic tiles which were applied for between August 2000 through November 2002. The terms of such patents are for ten years from the application date.

According to a letter issued by Huang Jia Dong on May 10, 2007, China Ceramics is authorized by Huang Jia Dong to use designs for 20 ceramic tiles which have had patent applications submitted by Huang Jia Dong to the State Intellectual Property Office (SIPO) for the granting of design patents on December 7, 2006, on its products under the trademarks No. 669884 and No. 1716827 in the PRC. The applications are currently being processed by SIPO.

Except as disclosed above, as of December 31, 2009, China Ceramics’ business or profitability is not materially dependent on any other trademarks, copyrights, registered designs, patents, grant of licenses from third parties, new manufacturing processes or other intellectual property rights.

Legal Proceedings

There are no material lawsuits currently pending against China Ceramics, Hengda, Success Winner or Stand Best.

Capital Expenditures

China Ceramics’ capital expenditures primarily consist of expenditures on property, plant and equipment. Capital expenditures on property, plant and equipment was RMB8.0 million in fiscal year 2009 and RMB7.0 million in 2008. China Ceramics financed its capital expenditure requirements primarily through its cash flows from operating activities.

In connection with the acquisition of the Gaoan facility, China Ceramics expects to incur capital expenditures in excess of RMB402 million over the next three years. Approximately RMB145 million was incurred during 2009.

Seasonality

The second and third calendar quarters are the peak season of the property developing industry, and, therefore, China Ceramics’ quarterly sales are usually highest from May to September compared to the rest of the year. China Ceramics has lower sales between the months of January and March due to the effects of cold weather and the PRC Spring Festival.

The seasonality information above is based on its turnover trend in the last three years and may slightly vary from year to year depending on the demand by its customers and end customers for its products. However, management believes that the seasonality information for the last three years is representative of the seasonality trend going forward.

Governmental Regulations

Environmental Protection Regulations

In accordance with the PRC Environmental Protection Law adopted on December 26, 1989, the Administration Supervisory Department of Environmental Protection of the State Council sets the national guidelines for the discharge of pollutants. The People’s Governments of provinces, autonomous regions and municipalities may also set their own guidelines for the discharge of pollutants within their own provinces or districts in the event that the national guidelines are inadequate. A company which causes environmental pollution and discharges other polluting materials which endanger the public should implement environmental protection methods and procedures into their business operations. This may be achieved by setting up a system of accountability within the company’s business structure for environmental protection, adopting effective procedures to prevent environmental hazards such as waste gases, water and residues, dust powder, radioactive materials and noise arising from production, construction and other activities from polluting and endangering the environment. The environmental protection system and procedures should be implemented simultaneously with the commencement of and during the operation of construction, production and other activities undertaken by the company. Any company which discharges environmental pollutants should report and register such discharge with the Administration Supervisory Department of Environmental Protection and pay any fines imposed for the discharge. A fee may also be imposed on the company for the cost of any work required to restore the environment to its original state. Companies which have caused severe pollution to the environment are required to restore the environment or remedy the effects of the pollution within a prescribed time limit. If a company fails to report and/or register the environmental pollution it caused, it will receive a warning or be penalized. Companies that fail to restore the environment or remedy the effects of the pollution within the prescribed time will be penalized or have their business licenses terminated. Companies that have polluted and endangered the environment must bear the responsibility for remedying the danger and effects of the pollution, as well as to compensate any losses or damages suffered as a result of such environmental pollution.

Government Regulations Relating to Foreign Exchange Controls

The principal regulation governing foreign exchange in the PRC is the Foreign Currency Administration Rules and a series of implementing rules and regulations, as amended. Under these rules, the Renminbi, the PRC’s currency, is freely convertible for trade and service related foreign exchange transactions (such as normal purchases and sales of goods and services from providers in foreign countries), but not for direct investment, loan or investment in securities outside of China unless the prior approval of the State Administration for Foreign Exchange, or SAFE, of the PRC is obtained. Foreign investment enterprises, or FIEs, are required to apply to the SAFE for Foreign Exchange Registration Certificates for FIEs. With such registration certificates, which need to be renewed annually, FIEs are allowed to open foreign currency accounts including a basic account and capital account. Currency translation within the scope of the basic account, such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of the SAFE. Such transactions are subject to the consent of PRC banks which are authorized by the SAFE to review basic account currency transactions. However, conversion of currency in the capital account, including capital items such as direct investment, loans and securities, still require approval of the SAFE. On November 21, 2005, the SAFE issued Circular No. 75 on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles. Circular No. 75 confirms that the use of offshore special purpose vehicles as holding companies for PRC investments are permitted, but proper foreign exchange registration applications are required to be reviewed and accepted by the SAFE.

Regulation of Foreign Currency Exchange

Foreign currency exchange in the PRC is governed by a series of regulations, including, without limitation, the Foreign Currency Administrative Rules (1996), as amended, and the Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange (1996), as amended. Under these regulations, the Renminbi is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investments in securities outside China without the prior approval of the SAFE. Pursuant to the Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises in China may purchase foreign exchange without the approval of the SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate the ability of foreign-invested enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside China are still subject to limitations and require approvals from the SAFE. On August 29, 2008, SAFE issued Circular No. 142 on Relevant Business Operations Issues Concerning Improving the Administration of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, with respect to the administration of conversion of foreign exchange capital contributions of FIEs into Renminbi, unless otherwise permitted by PRC laws or regulations, Renminbi converted from foreign exchange capital contributions can only be applied to activities within the approved business scope of FIEs and cannot be used for domestic equity investment or acquisitions.

Regulation of Dividend Distribution

The principal laws and regulations in China governing distribution of dividends by foreign-invested companies include:

•	The Sino-foreign Equity Joint Venture Law (1979), as amended;

•	The Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

•	The Sino-foreign Cooperative Enterprise Law (1988), as amended;

•	The Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

•	The Foreign Investment Enterprise Law (1986), as amended; and

•	The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends.

C. Organizational Structure

On November 20, 2009, China Ceramics acquired all of the outstanding securities of Success Winner, as a result of which Success Winner became China Ceramics’ wholly owned subsidiary. The following chart illustrates China Ceramics’ organizational structure as of December 31, 2009:

Corporate Structure and Background

Hengda was established on September 30, 1993 under the laws of PRC. All of the interests in Hengda are 100% owned by Stand Best as of December 31, 2009. Hengda is a wholly foreign-owned enterprise in China.

Stand Best was established on January 17, 2008 under the laws of Hong Kong.  Stand Best acquired the entire shareholding of Hengda on April 1, 2008 for consideration of RMB58,980,000. As a result of this acquisition, Hengda became the wholly owned subsidiary of Stand Best. Success Winner was established on May 29, 2009 under the laws of British Virgin Islands.

On June 30, 2009, pursuant to the capitalization agreement dated June 30, 2009, Success Winner was issued the 9,999 shares allotted by Stand Best as per the capitalization exercise of a shareholder’s loan of HK$ 67.9 million (RMB58.9 million). On the same date, the shareholder of Stand Best, Mr. Wong Kung Tok transferred all his shareholdings in Stand Best to Success Winner. Therefore, Mr. Wong Kung Tok, from June 30, 2009 to November 20, 2009, indirectly owned 100% of Stand Best and in turn, 100% of Hengda.

China Holdings Acquisition Corp. (“CHAC”) was incorporated in Delaware on June 22, 2007 and was organized as a blank check company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business that had its principal operations in Asia, with a focus on potential acquisition target in China.

On November 20, 2009, CHAC merged with and into China Ceramics, its wholly owned British Virgin Islands subsidiary, and, pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, China Ceramics acquired all of the outstanding securities of Success Winner.

Prior to China Ceramics’ acquisition of Success Winner, neither CHAC nor China Ceramics’ had any operations.

D. Property, plant and equipment

China Ceramics owns land-use rights at two locations in Jinjiang, Fujian Province in the PRC for an office building and workshop, and has pre-paid all amounts relating to these properties. The land-use rights for these two locations expire in 2055 and covers approximately 10,023 sq meters.

China Ceramics currently leases 18 properties in Jinjiang, Fujian Province in the PRC for various uses including warehouses, office space, workshops, staff quarters and stock yards. The lease terms range from one to six years.

As of December 31, 2009, China Ceramics’ production facility in Jinjiang City, Fujian Province in the PRC, had a total gross floor area of approximately 120,000 square meters and employed 1,715 production personnel. The Jinjiang facility consists of nine production lines with an annual production capacity of 28 million square meters. Historically, China Ceramics has not experienced any form of disruption in its production facility.

China Ceramics acquired a new facility in Gaoan, Jiangxi Province in January 2010. Currently the Gaoan facility has three production lines producing ceramic tiles and China Ceramics anticipates adding four production lines in 2010 and five in 2011. The first three production lines are currently manufacturing finished products and are expected to contribute an additional 10 million square meters of production capacity of exterior ceramics tiles per year. The capital expenditures in connection with the additional lines are expected to be approximately US$20 million in 2010 and approximately an additional US$20 million in 2011. Once completed, 12 production lines in Gaoan are expected to increase China Ceramics’ production capacity by 42 million square meters to a total of 70 million square meters by the end of 2011.

China Ceramics believes that its current property rights are sufficient for its current operations. However, to continue growth, China Ceramics believes it needs to expand its production capacity at its new facility in Gaoan, Jiangxi Province.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

China Ceramics is a British Virgin Islands limited liability company whose predecessor, CHAC, was incorporated in Delaware on June 22, 2007 and was organized as a blank check company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business that had its principal operations in Asia, with a focus on potential acquisition target in China.

On November 20, 2009, CHAC merged with and into China Ceramics, its wholly owned British Virgin Islands subsidiary, and, pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, China Ceramics acquired all of the outstanding securities of Success Winner.

China Ceramics, through its operating subsidiaries, is a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles, sold under the “HD” or “Hengda” brand are available in over two thousand styles, colors and size combinations. Currently, China Ceramics has five principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, and (v) ultra-thin tiles. Porcelain tiles are China Ceramics’ major products and accounted for over 79.4% of China Ceramics’ total revenue in 2009. The market for China Ceramics’ products has been growing rapidly, due to the increasing demand for construction materials in the PRC attributable to; population growth, population urbanization and an increasing standard of living.

China Ceramics’ manufacturing facilities are located in Jinjiang, Fujian Province and Gaoan, Jiangxi Province. The facilities currently have an aggregate annual production capacity of approximately 38 million square meters including approximately 10 million square meters production capacity of the Gaoan Facility. The company manufactures its five principal product categories using twelve production lines; each production line is optimized to manufacture specific size ranges to maximize efficiency and output. China Ceramics intends to install four new production lines at the Gaoan facility in 2010 and an additional five new production lines in 2011.  Once these additional production lines are installed, China Ceramics expects to have an annual production capacity of 70 million square meters (an increase of 32 million square meters).

Basis of Presentation

The following discussion and analysis of China Ceramics’ financial condition and results of operations is based on the selected financial information at and for the years ended December 31, 2007, 2008, and 2009 and has been prepared based on the consolidated financial statements of China Ceramics Co., Ltd. and its subsidiaries. The consolidated financial statements of China Ceramics Co., Ltd. and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards and Interpretations issued by the International Accounting Standard Board (“IASB”).  The consolidated financial statements have been prepared on the historical cost basis.

The acquisition on November 20, 2009 has been accounted for as a reverse recapitalization. The acquisition agreement resulted in the former owner of Success Winner obtaining effective operating and financial control of the combined entity. Prior to the acquisition, China Ceramics had no operating business. Accordingly, the acquisition does not constitute a business combination for accounting purposes and is accounted for as a capital transaction. That is, the transaction is in substance a reverse recapitalization, equivalent to the issuance of equity interests by Success Winner for the net monetary assets of China Ceramics accompanied by a recapitalization. The consolidated financial statements are a continuation of the financial statements of Success Winner. The assets and liabilities of China Ceramics are recognized at their carrying amounts at the date of acquisition with a corresponding credit to the consolidated equity and no goodwill or other intangible assets are recognized. The equity of the combined entity recognized at the date of acquisition represents the equity balances of Success Winner together with the deemed proceeds from the reverse recapitalization determined as described above. However, the equity structure presented in the consolidated financial statements (number and values of equity instruments issued) reflects the equity structure of the legal parent, China Ceramics. Costs directly attributable to the transaction have been debited to equity to the extent of net monetary assets received.

Consolidation Statement of Comprehensive Income

The following table sets forth China Ceramics’ financial results for the years ended December 31, 2007, 2008, and 2009.

	Year Ended December 31
RMB (‘000)	2007 (Restated)	2008 (Restated)	2009
Revenue	617,863	737,182	835,747
Cost of sales	(441,940)	(533,330)	(582,530)
Gross profit	175,923	203,852	253,217
Other income	2,339	2,701	3,735
Selling and distribution expenses	(6,059)	(6,620)	(6,912)
Administrative expenses	(6,158)	(9,932)	(10,088)
Merger costs	-	-	(26,429)
Finance costs	(576)	(941)	(1,375)
Profit before taxation	165,469	189,060	212,148
Income tax expense	(19,863)	(24,027)	(59,287)
Profit attributable to shareholders	145,606	165,033	152,861

Description of Selected Consolidation Statement of Comprehensive Income Items

Revenue.  China Ceramics generates revenue from the sales of ceramic tiles, including porcelain tiles, glazed porcelain tiles, glazed tiles, rustic tiles and ultra-thin tiles, net of rebates and discounts. For the past three fiscal years, the second and third calendar quarters are the peak season of the property developing industry, and, therefore, China Ceramics’ quarterly sales are usually highest from May to September compared to the rest of the year. In addition, China Ceramics has observed lower sales between the months of January to March. This is because property developing activities are low due to the effects of cold weather and the PRC Spring Festival.

Cost of sales.  Cost of sales consists of costs directly attributable to production, including the cost of clay, color materials, glaze materials, coal, salaries for staff engaged in production activity, electricity, depreciation, packing materials, and related expenses.

The most significant factors that directly or indirectly affect China Ceramics’ cost of sales are as follows:

•	Availability and price of clay; and

•	Availability and price of coal.

Clay is the key materials for making ceramic tiles, which accounted for approximately 22% of China Ceramics’ cost of sales in the fiscal year 2009. The price of clay is relatively stable as it is widely available since Fujian Province, where China Ceramics has one of its production facilities, is one of the largest clay production areas in China. China Ceramics has long-term relationships with its coal suppliers. Prices of coal have experienced fluctuations in the past few years. The average price for coal was approximately RMB922 per ton in fiscal year 2008, compared to approximately RMB917 per ton during fiscal year 2009.

Other income.  Other income consists of sales of waste parts such as the exhausted metals, gears and transportation belts from equipment and moldings.

Selling and distribution expenses.  Selling and distribution expenses consist of payroll, traveling expenses, transportation and advertising expenses incurred by China Ceramics' selling and distribution team.

Administrative expenses.  Administrative expenses consist primarily of employee remuneration, payroll taxes and benefits, general office expenses and depreciation. China Ceramics expects administrative expenses to continue to increase in absolute amounts. China Ceramics also incurs additional expenses related to costs of compliance with securities laws and other regulations, including audit and legal fees and investor relations expenses.

Merger costs. Merger costs of RMB26.4 million refer to the transaction costs incurred by Success Winner Limited during the reverse recapitalization transaction that exceeded the net monetary assets received. For accounting purposes, the Company treats these costs as the costs Success Winner Limited paid to obtain a public listing in the United States.

Finance Costs.  Finance costs consist of interest expense on bank loans. As of December 31, 2009, China Ceramics’ total outstanding bank loans amounted to RMB26.5 million with interest rates in the range of 5.84% to 6.90% per annum and maturity dates in the range of February 18, 2010 to September 4, 2010.

Income taxes.  Income taxes for the years ended December 31, 2009, 2008 and 2007 were RMB59.3 million, RMB24.0 million and RMB19.9 million, respectively. The increase in PRC taxes paid was primarily due to the increase in assessable profits of China Ceramics’ subsidiaries in the PRC as a result of business expansion and revenue growth, and the increase of the applicable income tax rate.

According to the Income Tax Law of the PRC for Foreign Investment Enterprises and Foreign Enterprises and as approved by relevant PRC tax authorities, Hengda, a foreign-invested enterprise, was exempt from the PRC corporate income tax for its first two profitable years, which were 2004 and 2005. Thereafter, it was entitled to a 50% reduction in the PRC corporate income tax for the subsequent three years. Pursuant to the PRC Corporate Income Tax Law and its Implementation Rules effective from January 1, 2008, and the Notice of the State Council on the Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax and its implementation rules, in the fiscal year of 2008, the applicable tax rate for China Ceramics was 12.5%, and the effective tax rate became 25% as of 2009.

Results of Operations

Year ended 2009 compared to the year ended 2008

Revenue.  The following table sets forth the breakdown of revenue, by product segment, for fiscal years 2008 and 2009:

	December 31,
Revenue RMB (‘000)	2008 (Restated)%		2009	%
Porcelain	592,150	80.3%	663,794	79.4%
Glazed Porcelain	19,791	2.7%	32,387	3.9%
Glazed	89,321	12.1%	83,294	10.0%
Rustic	33,135	4.5%	41,993	5.0%
Ultra-thin	2,785	0.4%	14,279	1.7%
Total	737,182	100%	835,747	100%

Revenue grew by RMB98.5 million, or 13.4%, to RMB835.7 million in the year ended December 31, 2009, from RMB737.2 million for the year ended December 31, 2008. Although the average selling price for ceramic tiles decreased by 2.4% to RMB24.9 per square meter for the year ended December 31, 2009 from an average selling price of RMB25.5 per square meter for the year ended December 31, 2008, the sales volume increased by 4.7 million square meters to approximately 33.6 million square meters for the year ended December 31, 2009 from 28.9 million square meters for the same period in 2008. In the second half of 2008, China experienced a slow-down in its construction industry due to the global financial crisis. In order to gain more market share and maintain ceramic tile productions volumes, China Ceramics reduced selling prices during the second half of 2008. Due to the recovery of the PRC construction industry in the second quarter of 2009, China Ceramics increased the average selling price for its ceramic tiles at the beginning of the second half of 2009.

Porcelain tiles.  Revenue from porcelain tiles increased 12.1% from RMB592.2 million for the year ended December 31, 2008 to RMB663.8 million for the same period in 2009. Porcelain tiles have the largest market of all of our tiles.

Glazed porcelain tiles.  Revenue from glazed porcelain tiles increased 63.6% from approximately RMB19.8 million for the year ended December 31, 2008 to RMB32.4 million for the same period in 2009. Glazed porcelain tiles are a relatively new product (introduced in 2006) and the demand for this product has been strong.

Glazed tiles.  Revenue from glazed tiles decreased 6.7% from RMB89.3 million for the year ended December 31, 2008 to RMB83.3 million for the same period in 2009. The selling price decreased in the year ended December 31, 2009 compared to the same period in 2008 though the sales volumes were about at the same levels in both periods. Glazed tiles have a lower selling price than China Ceramics’ other products.

Rustic tiles. Revenue from rustic tiles increased 26.9% from RMB33.1 million for the year ended December 31, 2008 to RMB42.0 million for the same period in 2009 due to an increase in sales volume.

Ultra-thin tiles.  Revenue from ultra-thin tiles increased 410.7% from RMB2.8 million for the year ended December 31, 2008 with 88,818 square meters to RMB14.3 million for the same period in 2009 with 436,762 square meters. Ultra-thin tiles are a new product and were commercialized in June 2008. As the demand for this type of product is strong, ultra-thin tiles are expected to become a larger portion of China Ceramics’ product mix.

Cost of sales.  The following table sets forth the breakdown of cost of sales, by product segment, for December 31, 2008 and 2009:

	December 31,
Cost of sales RMB (‘000)	2008	%	2009	%
Porcelain	415,410	77.9%	454,153	78.0%
Glazed Porcelain	15,367	2.9%	23,654	4.1%
Glazed	79,703	14.9%	71,185	12.2%
Rustic	21,176	4.0%	26,246	4.5%
Ultra-thin	1,674	0.3%	7,292	1.3%
Total	533,330	100%	582,530	100%

Cost of sales was RMB582.5 million for the year ended December 31, 2009 compared to RMB533.3 million for the same period in 2008, representing an increase of RMB49.2 million, or 9.2%. The increase in cost of sales was primarily due to higher sales volume as the price of raw materials such as coal decreased in the fiscal year 2009.

Gross profit.  The following table sets forth the breakdown of China Ceramics’ gross profit and gross profit margin, by product segment, for December 31, 2008 and 2009:

	December 31,
	2008		2009
RMB (‘000)	Gross profit (Restated)	Profit margin	Gross profit	Profit margin
Porcelain	176,740	29.8%	209,641	31.6%
Glazed Porcelain	4,424	22.4%	8,733	27.0%
Glazed	9,618	10.8%	12,109	14.5%
Rustic	11,959	36.1%	15,747	37.5%
Ultra-thin	1,111	39.9%	6,987	48.9%
All products	203,852	27.7%	253,217	30.3%

China Ceramics’ gross profit increased 24.2% from RMB203.9 million for the year ended December 31, 2008 to RMB253.2 million for the same period in 2009. Its gross profit margin increased 2.6% from 27.7% for the year ended December 31, 2008 to 30.3% for the same period in 2009.

Porcelain tiles.  Gross profit for porcelain tiles increased 18.6% from RMB176.7 million for the year ended December 31, 2008 to RMB209.6 million for the same period in 2009. Its gross profit margin was 31.6% for the year ended December 31, 2009 compared to 29.8% for the same period in 2008. The increase in gross margin was due to the decrease in costs resulting from the decline in raw material prices.

Glazed porcelain tiles.  Gross profit for glazed porcelain tiles increased 97.7% from approximately RMB4.4 million for the year ended December 31, 2008 to RMB8.7 million for the same period in 2009. Its gross profit margin was 27.0% for the year ended December 31, 2009 compared to 22.4% for the same period in 2008. The increase in gross margin was due to the decrease in costs resulting from the decline in raw material prices.

Glazed tiles.  Gross profit for glazed tiles increased 26.0% from RMB9.6 million for the year ended December 31, 2008 to RMB12.1 million for the same period in 2009. Its gross profit margin was 14.5% for the year ended December 31, 2009 compared to 10.8% for the same period in 2008. The increase in gross margin was mostly driven by the growth in revenue and the decrease in costs resulting from the decline in raw material prices.

Rustic tiles.  Gross profit for rustic tiles increased 30.8% from RMB12.0 million for the year ended December 31, 2008 to RMB15.7 million for the same period in 2009. Its gross profit margin increased 1.4% from 36.1% for the year ended December 31, 2008 to 37.5% for the same period in 2009. The increase in gross margin was mostly driven by the growth in revenue and the decrease in costs resulting from the decline in raw material prices.

Ultra-thin tiles.  Gross profit for ultra-thin increased 536.4% from RMB1.1 million for the year ended December 31, 2008 to RMB7.0 million for the year ended December 31, 2009. Ultra-thin tiles were a new product line which began production in June 2008.

Other income.  Other income increased 37.0% from RMB2.7 million for the year ended December 31, 2008 to RMB3.7 million for the same period in 2009. Other income mainly consist of the sale of waste parts such as the exhausted metals, gears and transportation belts from equipment and moldings of RMB3.2 million in 2009.

Selling and distribution expenses.  Selling and distribution expenses were RMB6.9 million for the year ended December 31, 2009 compared to RMB6.6 million for the same period in 2008, representing an increase of RMB0.3 million or 4.5%.

Administrative expenses.  Administrative expenses were RMB10.1 million for the year ended December 31, 2009, compared to RMB9.9 million for the same period in 2008, representing an increase of RMB0.2 million, or 2%.

Merger costs. The merger costs of RMB26.4 million were incremental transaction costs directly attributable to the reverse recapitalization transaction which exceeded the net monetary assets received. China Ceramics treats these costs as the costs Success Winner incurred to obtain a public listing in the United States of America.

Finance costs.  Finance costs increased 55.6% from RMB0.9 million for the year ended December 31, 2008 to RMB1.4 million for the same period in 2009. The increase of interest expenses for the year ended December 31, 2009 was mainly due to an increase in bank loans.

Profit before taxation.  Profit before taxation increased 12.2% from RMB189.1 million for the year ended December 31, 2008 to RMB212.1 million for the same period in 2009. The increase of the profit before taxation was mainly due to the increase of sales volume of China Ceramics’ products for the year ended December 31, 2009.

Income taxes.  China Ceramics incurred an income tax expense of RMB59.3 million for the year ended December 31, 2009 compared to RMB24.0 million for the same period in 2008, representing an increase of RMB35.3 million or 147.1%, due to the aforementioned different tax rate applied between the periods. China Ceramics’ effective enterprise income tax rate was 25.0% for the year ended December 31, 2009 compared to a 12.5% effective enterprise income tax rate for the same period in 2008.

Profit attributable to shareholders.  Profit attributable to shareholders decreased by 7.3% from RMB165.0 million for the year ended December 31, 2008 to the RMB152.9 million for the same period in 2009 as a result of the factors described above.

Year ended December 31, 2008 compared to the year ended December 31, 2007

Revenue.  Revenue grew 19.3% from RMB617.9 million for 2007 to RMB737.2 million for 2008. The increase in China Ceramics’ revenue was primarily the result of strong demand created by the continued growth of the real estate construction market in China. Per square meter sales volume increased from approximately 23.9 million square meters for 2007 to approximately 28.9 million square meters for 2008, representing a 20.9% volume growth rate. China Ceramics’ average selling price decreased 2.3% from approximately RMB26.1 for 2007 to RMB25.5 for 2008. China Ceramics proactively decreased its average selling price in the second half of 2008 in response to the global financial crisis.

Cost of sales.  Cost of sales was RMB533.3 million in the year ended December 31, 2008, compared to RMB441.9 million in the year ended December 31, 2007, representing an increase of RMB91.4 million, or 20.7%. The increase in cost of sales was mainly due to the increase in sales volume and a corresponding increase in cost of raw materials to manufacture products. Following an increase in the market price of coal because the demand to coal surpassed the supply in 2008, China Ceramics began paying its coal suppliers in advance in order to have a stable supply of coal.

Gross profit.  China Ceramics gross profit grew 15.9% from RMB175.9 million for 2007 to RMB203.9 million for 2008. Our gross profit margin decreased 0.8% from 27.7% for 2007 to 28.5% for 2008.

Other income.  Other income increased 17.4% from approximately RMB2.3 million for 2007 to RMB2.7 million for 2008. Other income from selling waste parts grew 4.5% from approximately RMB2.2 million for 2007 to RMB2.3 million for 2008. Interest income was RMB394 thousand for 2008 compared to RMB168 thousand for 2007, representing an increase of RMB226 thousand or 134.5%.

Selling and distribution expenses.  Selling and distribution expenses were RMB6.6 million for 2008, compared to RMB6.1 million for 2007, representing an increase of RMB0.5 million or 8.2%.

Administrative expenses.  General and administrative expenses were RMB9.9 million for 2008, compared to RMB6.2 million for 2007, representing an increase of RMB3.7 million, or 59.7%. The increase was mainly attributable to (i) the costs relating to the company preparing to list on a foreign exchange in 2008, which did not continue due to the financial crisis and resulted in expenses of RMB1.7 million in 2008 and (ii) the increase in salaries to RMB3.7 million for 2008 compared to RMB2.3 million for 2007, representing an increase of RMB1.4 million, or 60.9%, due to the increase in the number of employees in the administration department by 30 positions during the year of 2008.

Finance costs.  Finance costs increased RMB0.36 million to RMB0.94 million for 2008 from RMB0.58 million for 2007. The increased interest expense was mainly attributable to an increase in bank loans of RMB2.8 million in the year 2008 and multiples raises of the average interest rates by the Chinese government several times during 2008.

Profit before taxation.  Profit before taxation grew 14.2% from RMB165.5 million for 2007 to RMB189.0 million for 2008. The increase was mainly due to the increase in revenue in 2008.

Income taxes.  China Ceramics incurred an income tax expense of RMB24.0 million for 2008 compared to RMB19.9 million for 2007, representing an increase of RMB4.1 million or 21.0%. China Ceramics was entitled to the effective tax rate of 12% in 2007 and 12.5% in 2008.

Profit attributable to shareholders.  Profit attributable to shareholders grew 13.3% from RMB145.6 million for 2007 to RMB165.0 million in 2008 as a result of the factors described above.

Cash Flow Analysis

The following table presents a summary of China Ceramics’ cash flows and beginning and ending cash balances for the years ended December 31, 2007, 2008, and 2009:

	Year Ended December 31,
RMB (‘000)	2007	2008	2009
Net cash provided by operating activities	107,262	155,230	159,620
Net cash used in investing activities	(4,156)	(6,625)	(152,294)
Net cash provided by (used in) financing activities	(97,192)	(115,506)	91,100
Net cash flow	5,914	33,099	98,426
Cash and cash equivalents at beginning of year	12,593	18,507	51,606
Effect of foreign exchange rate differences	-	-	89
Cash and cash equivalents at end of year	18,507	51,606	150,121

China Ceramics has historically financed its liquidity requirements mainly through operating cash flow and short-term bank loans.

Cash flows from operating activities.  China Ceramics’ net cash inflow provided by operating activities was RMB159.6 million for the year ended December 31, 2009, an increase of RMB4.4 million, or 2.8% from the RMB155.2 million net cash provided by operating activities for the same period in 2008. China Ceramics’ net cash flow provided from operating activities for the year ended December 31, 2009 was primarily attributable to profit before tax of RMB212.1 million, a decrease in inventories of RMB16.9 million due to increased deliveries of China Ceramics’ products and decreased inventory level and an increase in trade payables of RMB32.0 million due to increased procurement from suppliers, and an increase in trade receivables of RMB75.0 million. Trade receivables increased due to an increase in product deliveries to its distributors. Accrued liabilities and other payables decreased by RMB7.7 million because certain sales discount payable from 2008 were paid in the first half of 2009. Income tax paid increased by RMB23.5 million due to China Ceramics starting to pay tax at a 25.0% enterprise income tax rate in 2009, as opposed to 12.5% in 2008.

For the year ended December 31, 2008, China Ceramics’ net cash inflow from operating activities was RMB155.2 million and was primarily attributable to profit before tax of RMB189.1 million, a decrease in inventories of RMB24.7 million due to increased deliveries of China Ceramics’ products during the fourth quarter of 2008 and an increase in accrued liabilities and other payables of RMB10.3 million due to an increase in sales discount payable, partially offset by an increase in trade receivables of RMB14.6 million due to increased deliveries to distributors in the fourth quarter and a decrease in trade payables of RMB45.1 million due to the fact that China Ceramics’ coal suppliers have required payment in advance since the second quarter of 2008, and an adjustment for income tax paid of RMB24.3 million due to the commensurate growth of the business.

For the year ended December 31, 2007, China Ceramics’ net cash inflow from operating activities was RMB107.3 million and was primarily attributable to profit before tax of RMB165.5 million and an increase in trade payables of RMB27.4 million due to increased purchases of raw materials from its suppliers, partially offset by an increase in inventories of RMB41.2 million due to a relative proportional increase in output in 2007, an increase in trade receivables of RMB40.8 million due to sales volume increased in the second half of the year and an adjustment for income tax paid of RMB17.6 million due to the commensurate growth of the business.

Cash flows from investing activities.  China Ceramics’ cash flows provided by/used in investing activities were primarily payments related to the acquisition/sale of property, plant and equipment and interest.

Net cash used in investing activities in the year ended December 31, 2009 was RMB152.3 million, compared to RMB6.6 million of net cash outflow used in investing activities in the same period of 2008. The increase was mainly due to an increase in acquisition of property, plant and equipment to RMB8.0 million and a prepayment of a portion of the acquisition cost of the Gaoan facility of RMB145.4 million during the year ended December 31, 2009.

For the year ended December 31, 2008, China Ceramics’ net cash used in investing activities was RMB6.6 million and was mainly attributable to purchase of property, plant, and equipment of RMB7.0 million, partially offset by RMB0.4 million in interest received.

For the year ended December 31, 2007, China Ceramics’ net cash used in investing activities was RMB4.2 million and was mainly attributable to purchase of property, plant, and equipment of RMB4.3 million, partially offset by RMB0.1 million in interest received.

Cash flows from financing activities.  Net cash generated in financing activities was RMB91.1 million for the year ended December 31, 2009, representing an increase of approximately RMB206.6 million, as compared to approximately RMB115.5 million cash used in financing activities in the same period of 2008. During the year ended December 31, 2009, China Ceramics’ net cash generated in financing activities was primarily attributable to a RMB760.3 million of cash acquired in the reverse recapitalization, which was almost fully offset by the redemption and repurchase of shares subsequent to the closing of the reverse recapitalization of RMB655.8 million.

For the year ended December 31, 2008, China Ceramics’ net cash used in financing activities was RMB115.5 million and was primarily attributable to a RMB120.0 million dividend paid to the shareholders.

For the year ended December 31, 2007, China Ceramics’ net cash used in financing activities was RMB97.2 million and was primarily attributable to a RMB91.2 million dividend paid to the shareholders and a RMB10.5 million repayment to a director.

Inventory and Accounts Receivable.  China Ceramics’ inventory turnover rate grew from 3.26 times in 2007 to 3.70 times in 2008 due to an increase in the delivery of China Ceramics’ products during the fourth quarter of 2008. The annual inventory turnover rate grew to 4.73 times for the year ended December 31, 2009 because the rate of China Ceramics’ delivery of products increased. Based on its historical experience, China Ceramics believes that the value of its current inventories is realizable.

The average number of days in which China Ceramics received payment on its trade receivables was 90 days for the year ended December 31, 2007. The average number of days in which it received payment on its trade receivables was 93 days in 2008 and grew to 102 days for the year ended December 31, 2009 due to the increase in sales to distributors in the second quarter of 2009. Based on its historical experience, China Ceramics believes that its trade receivables are collectable.

Liquidity and Capital Resources.

The major sources of China Ceramics’ liquidity for the fiscal years 2007, 2008 and 2009, were cash generated from operations and short term borrowings. China Ceramics does not use off-balance sheet finance as a source of liquidity or for other financing purposes. In additon, China Ceramics further increased its liquidity in 2009 by obtaining access to RMB104.5 million in cash through the Business Combination.

China Ceramics’ working capital was RMB440.7 million at December 31, 2009 as compared to RMB181.1 million at December 31, 2008, which was primarily due to an increase in trade receivables of RMB75.0 million. China Ceramics’ working capital was RMB181.1 million at December 31, 2008 as compared to RMB149.9 million at December 31, 2007, which was primarily due to a decrease in trade payables of RMB45.1 million.

Cash and bank balances were RMB150.1 million as of December 31, 2009, as compared to RMB51.6 million at December 31, 2008 and RMB18.5 million at December 31, 2007.

As of December 31, 2009, China Ceramics’ total outstanding bank loans amounted to RMB26.5 million with interest rates in the range of 5.84% to 6.90% per annum and maturity dates in the range of February 18, 2010 to September 4, 2010.

Operating lease commitments totaled RMB9.8 million as of December 31, 2009.

In China Ceramics’ opinion, its working capital, including its cash, income and cash flows from operations, and financing from the Investors of the Gaoan facility, is sufficient for its present requirements.

However, China Ceramics may sell additional equity or obtain credit facilities to enhance its liquidity position or to increase its cash reserve for future acquisitions and capital equipment expenditures. The sale of additional equity would result in further dilution to its shareholders. The incurrence in indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict its operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Inventory Management

China Ceramics’ inventory is comprised of raw materials purchased from its suppliers located in Fujian, Guangdong and Jiangxi Provinces. These are comprised mainly of:

(i)	Clay;

(ii)	Coal;

(iii)	Colorings; and

(iv)	Glazing materials.

China Ceramics has sufficient raw materials to support, on average, three weeks of production at any point in time. This helps to minimize any potential delays in its production process which may arise due to insufficient raw materials. China Ceramics’ production of ceramic tiles is based on customers’ orders. In doing so, China Ceramics minimizes storage space and maintains a relatively low inventory level of finished products. Its inventory turnover based on the year end closing inventory balances and allowance for inventory obsolescence charged to the Consolidation Statement of Comprehensive Income for the years ended 2007, 2008 and 2009 are as follows:

	FY2007	FY2008	FY2009
Inventories (RMB ‘000)	156,244	131,562	114,658
Inventory turnover (days)(1)	112	98	77

(1)	The average inventory turnover is computed based on the formula: (simple average of the opening and closing inventories balance in a financial year / cost of goods sold) × 365 days.

There were no provision for inventory obsolescence, inventory written off or inventory written down to net realizable value in the last four years ended December 31, 2009.

Credit Management

Credit terms to its customers

China Ceramics typically extends credit terms of approximately 90 days to its customers; credit terms can vary from customer to customer. China Ceramics will grant credit terms based on the reputation, creditworthiness, size of orders, payment records and number of years China Ceramics has done business with the customer. China Ceramics does not have a goods return policy.

Personnel from China Ceramics’ sales and marketing department typically conduct visits to new customers to evaluate their credit worthiness before entering into any arrangements with them. In addition, China Ceramics will usually request a deposit of RMB400,000 from new distributors upon signing a distributorship agreement.

China Ceramics’ average trade receivables’ turnover days in the last three years ended December 31, 2009 were as follows:

	FY2007	FY2008	FY2009
Trade receivables (RMB ‘000)	181,236	195,848	270,840
Trade receivables turnover (days)(1)	95	93	102

(1)	The average trade receivables’ turnover is computed based on the formula: (simple average of the opening and closing trade receivables balance in a financial year / revenue) × 365 days.

Credit terms from its suppliers

China Ceramics’ suppliers typically extend credit periods of three to five months for China Ceramics purchases of clay while its suppliers for the other materials including: coloring, glazing and packaging generally extend a credit period of approximately three to six months and coal suppliers generally extend China Ceramics credit periods of about one month.

China Ceramics’ average trade and bills payables’ turnover days in the last three years ended December 31, 2009 were as follows:

	FY2007	FY2008	FY2009
Trade payables	137,948	92,888	126,251
Trade payables turnover (days)(1)	118	105	97

(1)
The average trade payables’ turnover is computed based on the formula: (simple average of the opening and closing trade balances in a financial year / purchases of raw materials and outsourcing services) × 365 days.

The fall in trade payables turnover days from 118 days in 2007 to 97 days in 2009 was due primarily to the fact that the price of major raw materials have decreased and that China Ceramics started paying coal suppliers in advance in 2009.

Capital Expenditures

China Ceramics’ capital expenditures primarily consist of expenditures on property, plant and equipment. Capital expenditures on property, plant and equipment was RMB8.0 million for the year ended December 31, 2009 compared to RMB7.0 million for the same period in 2008.

China Ceramics’ capital expenditures on property, plant and equipment were RMB7.0 million in 2008. China Ceramics financed its capital expenditure requirements primarily through its cash flows from operating activities.

In connection with the acquisition of the Gaoan facility, China Ceramics expects to incur capital expenditures in excess of RMB402 million over the next three years. Approximately RMB145 million was incurred during 2009.

Contractual Obligations

China Ceramics’ contractual obligations consist mainly of short-term debt obligations and operating lease obligations. The following table sets forth a breakdown of China Ceramics’ contractual obligations as of December 31, 2009:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB in Thousands)
Short-term debt obligations(1)	26,500	26,500	-	-	-
Operating lease obligations(2)	9,797	7,366	2,431	-	-
Total	36,297	33,866	2,431	-	-

(1)	attributed to bank loans.

(2)	includes lease obligations for China Ceramics’ offices, dormitories, plants, stacks and warehouses.

Off-Balance Sheet Arrangements

China Ceramics does not have any outstanding off-balance arrangements and does not enter into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

Restatement to Prior Year Financial Statements

In the financial years ended December 31, 2006, 2007 and 2008, China Ceramics recognized cash consideration that Hengda gave to its distributors to promote sales and timely collection as selling and distribution expenses. China Ceramics and its independent auditor revisited the contractual relationship between Hengda and its distributors in 2009. It was determined that China Ceramics has incorrectly applied IAS 18, Revenue in recognizing this cash consideration as selling and distribution expenses.

IAS 18 requires revenue be measured at the fair value of the consideration received or receivable, which is normally the price specified in the sales contracts taking into account the amount of any trade discounts and volume rebates allowed by the vendors. China Ceramics now believes that revenue should be reduced since the cash considerations Hengda paid to its distributors are a combination of volume rebates and settlement discounts in substance. As a result, China Ceramics restated the comparative revenue, gross profit, and selling and distribution expense figures in the Statements of Comprehensive Income for the financial years ended December 31, 2007 and 2008, and reclassified RMB32,107,000 and RMB39,388,000 from selling and distribution expenses to sales rebates and discounts (a contra revenue account) to reflect China Ceramics’  revenue at the fair value of the consideration received or receivable for the sales of goods, net of rebates and discounts. This reclassification reduced revenue, gross profit, and selling and distribution expenses by RMB32,107,000 and RMB39,388,000 for the financial years of 2007 and 2008, respectively. There was no effect over the profit attributable to shareholders and earnings per share (basic and diluted).

Critical Accounting Policies and Judgment

China Ceramics consolidated financial statements are prepared in accordance with IFRS including related interpretations as issued by IASB, and have been consistently applied throughout the years ended December 31, 2007, 2008, and 2009. The preparation of these financial statements requires China Ceramics to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates and judgments are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may materially differ from these estimates under different assumptions or conditions.

Critical Accounting Estimates and Assumptions

Depreciation of Property, Plant and Equipment

Changes in expected level of usage and technological developments could impact the economic useful lives and the residual values of property, plants and equipment, therefore future depreciation charges could be revised.

Income Tax

China Ceramics recognizes liabilities for expected taxes based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Impairment of trade receivables

China Ceramics assesses the collectablility of trade receivables, which estimate is based on the credit history of China Ceramics’ customers and the current market condition. Management assesses the collectablility of trade receivables at the balance sheet date and makes provision for non-collectability, if any.

Net realizable value of inventories

Net realization value of inventories is the management’s estimation of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of similar nature. It could change significantly as a result of various market factors.

Critical judgments in applying the entity's accounting policies

Accounting for the Success Winner Acquisition

China Ceramics has accounted for its acquisition of Success Winner as a reverse recapitalization. The management believes the acquisition agreement resulted in the former owner of Success Winner obtaining effective operating and financial control of the combined entity through 1) the owner's majority shareholder interest in the combined entity immediately after the acquisition, 2) his significant representation on the Board of Directors and 3) Success Winner’s management being named to all the senior executive positions.

Prior to the acquisition China Ceramics had no operating business. Accordingly, management believes the acquisition does not constitute a business combination and treats it as a capital transaction for accounting purposes.

Accounting for the equity-settled share-based payment to financial advisors

The management has measured its equity-settled share-based payment to some financial advisors indirectly at the cost of the equity instruments granted as the fair value of the services could not be estimated reliably.

The management believes this equity-settled share-based payment, together with the audit, legal and consulting fees incurred for China Ceramics’ acquisition of Success Winner, were all incremental transaction costs directly related to the reverse recapitalization transaction and has charged these costs directly to equity to the extent of net monetary assets received and charged the incremental transaction costs in excess of the net monetary assets received to expense.

Determining the date when China Ceramics obtained control of the Gaoan Facility

The management has regarded January 8, 2010, the date when the registration and business license was officially transferred from the Gaoan Facility's former shareholders to China Ceramics and when an executive officer was appointed by China Ceramics to take over control over the Gaoan Facility's operating and financing activities, as the date China Ceramics obtained control of the Gaoan Facility. As a result, the acquisition of the facility has been disclosed as a subsequent event.

No known trends, demand, commitments, events or uncertainties that are reasonably likely to occur materially affect the methodology or the assumptions described.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements.

Foreign Currency Fluctuations

China Ceramics currently does not have any foreign exchange exposure as its sales and purchases are predominantly denominated in RMB. However, in the future, a proportion of its sales may be denominated in other currencies as China Ceramics expands into overseas markets. In such circumstances, China Ceramics may be subject to foreign currency fluctuations in the future.

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods, net of rebates and discounts. Provided it is probable that the economic benefits will flow to China Ceramics and the revenue and costs, if applicable, can be measured reliably, revenue is recognized as follows:

(i)
Sales of goods are recognized upon transfer of the significant risks and rewards of ownership to the customer. This is usually taken as the time when the goods are delivered and the customer has accepted the goods.

(ii)	Interest income is recognized on a time-proportion basis using the effective interest method.

Inventories

Inventories are carried at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and applicable selling expenses.

Cost is determined using the weighted average basis, and in the case of work in progress and finished goods, comprises direct materials, direct labor and an appropriate proportion of overhead.

Property, plant and equipment

Buildings held for own use which are situated on leasehold land, where the fair value of the building could be measured separately from the fair value of the leasehold land at the inception of the lease, and other items of plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Buildings held under leasing agreements are depreciated over their expected useful lives of 40 years.

Depreciation on other assets is provided to write off the cost less their residual values over their estimated useful lives, using the straight-line method, at the following rates per annum:

Renovation	10%
Plant and machinery	10%-20%
Motor vehicles	10%
Office equipment	10%-20%

The assets’ residual values, depreciation methods and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

The gain or loss arising on retirement or disposal is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss. Any revaluation surplus remaining in equity is transferred to retained earnings on the disposal of land and building.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to China Ceramics and the cost of the item can be measured reliably. All other costs, such as repairs and maintenance, are charged to profit or loss during the financial period in which they are incurred.

Financial assets

China Ceramics’ accounting policies for financial assets are set out below.

Financial assets are classified into the following category: loans and receivables.

Management determines the classification of its financial assets at initial recognition depending on the purpose for which the financial assets were acquired and where allowed and appropriate, re-evaluates this designation at every reporting date.

All financial assets are recognized when, and only when, China Ceramics becomes a party to the contractual provisions of the instrument. Regular way purchases of financial assets are recognized on trade date. When financial assets are recognized initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

Derecognition of financial assets occurs when the rights to receive cash flows from the investments expire or are transferred and substantially all of the risks and rewards of ownership have been transferred.

At each reporting date, financial assets are reviewed to assess whether there is objective evidence of impairment. If any such evidence exists, impairment loss is determined and recognized based on the classification of the financial asset.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are subsequently measured at amortized cost using the effective interest method, less any impairment losses. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction cost.

Impairment of financial assets

At each reporting date, financial assets are reviewed to determine whether there is any objective evidence of impairment. Objective evidence of impairment of individual financial assets includes observable data that comes to the attention of China Ceramics about one or more of the following loss events:

•	Significant financial difficulty of the debtor;
•	A breach of contract, such as a default or delinquency in interest or principal payments;
•	It becoming probable that the debtor will enter bankruptcy or other financial reorganization;
•	Significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and
•	A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, the impairment loss is measured and recognized as follows:

(i)	Financial assets carried at amortized cost

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition). The amount of the loss is recognized in profit or loss of the period in which the impairment occurs.

If, in subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that it does not result in a carrying amount of the financial asset exceeding what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed. The amount of the reversal is recognized in profit or loss of the period in which the reversal occurs.

For financial assets other than trade receivables that are stated at amortized cost, impairment losses are written off against the corresponding assets directly. Where the recovery of trade receivables is considered doubtful but not remote, the impairment losses for doubtful receivables are recorded using an allowance account. When China Ceramics is satisfied that recovery of trade receivables is remote, the amount considered irrecoverable is written off against trade receivables directly and any amounts held in the allowance account in respect of that receivable are reversed.

Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

Financial liabilities

China Ceramics’ financial liabilities include bank loans, trade and other payables and accrued liabilities. They are included in line items in the statement of financial position as borrowings under current or non-current liabilities, accrued liabilities or trade and other payables.

Financial liabilities are recognized when China Ceramics becomes a party to the contractual provisions of the instrument. All interest related charges are recognized in accordance with China Ceramics’ accounting policy for borrowing costs.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amount is recognized in profit or loss.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

China Ceramics’ current directors and executive officers are:

Name	Age	Position
Huang Jia Dong	52	Director and Chief Executive Officer
Su Pei Zhi	56	Director and Sales Deputy General Manager
Paul K. Kelly (2)(3)	70	Director and Non-Executive Chairman
Cheng Yan Davis(1)(2)(3)	68	Director
Hen Man Edmund	37	Chief Financial Officer
Ding Wei Dong (1)(2)(3)	70	Director
Bill Stulginsky(1)	59	Director
Su Wei Feng	29	Director and Corporate Secretary

(1)	Member of audit committee

(2)	Member of compensation committee

(3)	Member of nominations committee

Huang Jia Dong has served as a director of the Board of China Ceramics since November 20, 2009 and Chief Executive Officer since April 4, 2010. Mr. Huang was Chairman of the Board from November 20, 2005 until April 4, 2010. Mr. Huang founded Jinjiang Hengda Ceramics Co., Ltd. in 1993 and served as the chairman. Mr. Huang was previously involved in the construction material distribution business. Mr. Huang has been appointed as the vice chairman of Fujian Province Ceramic Industry Association since 2006 and the executive director of Jinjiang City Chamber of Import and Export Trade since 2007. Mr. Huang has a diploma in corporate management from Xiamen University. Mr. Huang Jia Dong is a second cousin of Mr. Su Pei Zhi’s wife.

Su Pei Zhi has served as a director of China Ceramics since November 20, 2009. Mr. Su joined Hengda in 1993 and served as the sales deputy general manager. He is the head of China Ceramics’ sales and marketing team. Under the leadership of Mr. Su, China Ceramics has established a nationally covered sales network including both distribution customers and property developer customers. Mr Su Pei Zhi is the father of Mr. Su Wei Feng, a director and the Secretary of the Company and Mr. Su Pei Zhi’s wife is a second cousin of Mr. Huang Jia Dong, the Chief Executive Officer of the Company.

Hen Man Edmund has served as Chief Financial Officer of China Ceramics since November 20, 2009. Mr. Hen joined Hengda in 2008 as the Chief Financial Officer. Prior to joining Hengda, Mr. Hen was a Financial Controller of a switchgear manufacturer in Sichuan PRC. Prior to that, Mr. Hen was the accountant of Dickson Concepts (International) Ltd., a public listed company in Hong Kong. He also worked at a variety of international accountancy firms, including Deloitte Touche Tohmatsu, in assurance and advisory services during the period from 1995 to 2001. Mr. Hen graduated from the University of East Anglia, United Kingdom, with a Bachelor Degree in Science in 1995. He is an associate of the Institute of Chartered Accountants in England and Wales and an associate of the Hong Kong Institute of Certified Public Accountants.

Ding Wei Dong has served as a director of China Ceramics since November 20, 2009. From 1997 to 2008, Mr. Ding served as the president of China Building Ceramics & Sanitaryware Association (CBCSA), the largest industrial association of the building ceramics and sanitaryware industry in China. Mr. Ding is now the honorary president of CBCSA. From 1991 to 2000, Mr. Ding served as the executive vice president of China Building Material Industry Association (CBMIA), a national organization of the building material industry in China. From 1985 to 1991, Mr. Ding was the chief of Manufacturing and Management Department of Building Material Bureau of China where he was responsible for the quality management of building materials. Mr. Ding graduated from Nanjiing University of Science and Technology in 1965 with a Bachelor Degree, and he has the professional title of Senior Engineer of Professor Scale.

Paul K. Kelly has been a director of China Ceramics since August 18, 2009 and its Chairman since April 4, 2010. He was also Chairman of the Board and Chief Executive Officer of China Ceramics’ predecessor, CHAC, from its inception. Since February 1992, Mr. Kelly has been the President and Chief Executive Officer of Knox & Co., an investment banking firm specializing in mergers and acquisitions, corporate restructuring and international financial advisory services for clients in the U.S., Asia, and throughout the world. In 2004, Mr. Kelly formed the Westgate Group, Inc., a strategic advisory firm focusing upon identifying and implementing cross-border business opportunities for clients with an emphasis on Asia and the Pacific Basin, for which he acts as Chairman, CEO, and is the majority shareholder. Mr. Kelly is also the President, Chief Executive Officer and sole shareholder of PH II, Inc., a privately held investment company which has investments in the United States and New Zealand. He has held these positions with PH II since 1988. Mr. Kelly also serves as Chairman and Chief Executive Officer of Knox Enterprises, Inc., successor to THT Inc., a privately held diversified manufacturing company. In 1996, Mr. Kelly founded the Carrington Club, a golf resort and karikari estate and winery in New Zealand for which he is the owner and Edgewater Developers, a real estate development company in New Zealand. From 1985 to 1990 Mr. Kelly served as President and Chief Executive Officer of Peers & Co., an international investment banking firm. From 1984 to 1985 Mr. Kelly was the President and a director of Quadrex Securities Corp. From 1982 to 1984 he was an Executive Vice President and Director of Dean Witter Reynolds, Inc., responsible for all investment banking activities for financial institutions. Mr. Kelly also served as Managing Director and a member of the Management Committee of Merrill Lynch White Weld Capital Markets Group from 1980 to 1982 where he was responsible for all investment banking activities for financial institutions on a worldwide basis, and was also senior banker to Merrill Lynch & Co., the holding company for all Merrill Lynch interests. From 1978 to 1980 Mr. Kelly was Executive Vice President, Director and member of the Executive Committee of Blyth Eastman Dillon, where he was co-head of the Corporate Finance Department. He was responsible for all new business activities for the firm and headed the Financial Institutions Group. Among the other positions held by Mr. Kelly prior to 1978 include his positions from 1968 to 1975 as Vice President of The First Boston Corporation where he established the commercial paper department and was responsible for all corporate finance new business activities and as a partner, member of the management committee and head of investment banking for Prescott, Ball & Turbin from 1975 to 1978. Mr. Kelly is a member of the Board of Trustees of the University of Pennsylvania, a member of the Business School Advisory Board of the University of Auckland (NZ), and a member of the New Zealand Business Roundtable. In addition, he is a member of the Director’s Advisory Board of the Yale Cancer Center. He is a past director of American Life and Health Insurance Company of New York, The Chicago Sun-Times Corporation, Hydrox Corporation, Ltd. (New Zealand), MCR Corporation, and Porta Systems Corporation (ASE). He graduated from the University of Pennsylvania in 1962 and received an MBA in Finance from the Wharton School in 1964.

Cheng Yan Davis has been a director of China Ceramics since November 20, 2009 and was a board member of China Ceramics’ predecessor, CHAC, since its inception. Since 1993, Ms. Davis has been the Vice Dean of International Programs and Development at the University of Pennsylvania Graduate School of Education (GSE International). GSE International was established by Ms. Davis in 1993, and was the first international programs office among Ivy League graduate schools of education in the U.S. Ms. Davis also serves as a Special Advisor to the President of the University of Pennsylvania on internationalization efforts. GSE International has developed many specialized training programs for groups ranging from government officials and university presidents to finance executives and corporate CEOs. Among these programs are training programs for Chief Executive Officers and leading executives in the Chinese securities and mutual fund industries, created in conjunction with the Wharton School. Over the past three years, the Penn-Securities Association of China Program and the Penn-China Mutual Fund CEO Leadership Program have trained over one hundred Chinese executives in the latest theories and practices of the U.S. finance sector. Since 1998, Ms. Davis has worked with Morgan Stanley on the International Conference on Higher Education Management in Shanghai, the establishment of the China Center, which focuses on management training for U.S. — China joint ventures, and the China Pension Program, which works with the state council of China in designing the architecture and training of a senior workforce in comprehensive pension management. Ms. Davis has also worked with CIGNA and Lucent Technologies on various professional education projects since 1997, designing a variety of training and professional development programs. Ms. Davis also serves as an advisor on quality workforce standards for the Shanghai Municipal Government and the Shanghai Foreign Trade Commission. Since 1997, Ms. Davis has been invited to the Shanghai’s Mayor’s International Advisory Council as a special observer and to offer suggestions on Shanghai human resource development and workforce training. Ms. Davis has also been invited to custom design new programs for China Telecom and China Industrial Commercial Bank. These programs were designed in preparation of China’s entry into the World Trade Organization. Ms. Davis initiated former President Jiang Zemin’s visit to the University of Pennsylvania in 1997. Ms. Davis is a board member of the New York Film Academy, Senior Advisor to Motorola and Oracle on international government relations, and Advisor Professor to East China Normal University. In addition, she has served as the Senior Observer for the Shanghai International Business Leaders Advisory Council for the past fifteen years. She has received numerous recognitions for her many contributions, including the first-ever PennGSE Alumni Pioneers Award. Ms. Davis has a degree in Russian and English from Shichuan Foreign Language University in China and an Ed D in Education from the Graduate School of Education at the University of Pennsylvania.

Bill Stulginsky has been a director of China Ceramics since April 1, 2010. Mr. Stulginsky retired as Partner from PricewaterhouseCoopers LLP in September 2009.  He has over thirty six years of public accounting experience and was a partner at PricewaterhouseCoopers and predecessor firms for twenty-four years prior to his retirement.  His background includes serving public and private clients in the higher education, healthcare, electric and gas utilities, pharmaceutical and manufacturing industries.  He has a Bachelor of Science degree in Accounting from LaSalle University.  Mr. Stulginsky is also on the Board of Directors of Fox Chase Cancer Center in Philadelphia and the Visiting Nurse Association of Greater Philadelphia (Board Chairman), both of which are nonprofit organizations.

Su Wei Feng has been a director of China Ceramics since April 1, 2010. Mr. Su joined China Ceramics in March 2007.  He currently acts as general legal counsel and Secretary for the Company.  Prior to working at China Ceramics, Mr. Su worked as a lawyer at Fujian Minrong Law Firm from 2005 to 2007.  He graduated from the School of Law of Xiamen University in 2004. Mr. Su Wei Feng is the son of Mr. Su Pei Zhi, a director of the Company.

The term of each director is until their resignation or removal. For information regarding the term of China Ceramics’ officers, please refer to the section entitled “Directors, Senior Management and Employees–Compensation–China Ceramics’ Executive Officers, Shareholders and Employees–Executive Officers” in this annual report.

Pursuant to the merger and stock purchase agreement dated August 19, 2009, Huang Jia Dong, Sue Pei Zhi, and Ding Wei Dong were nominated as members of China Ceramics’ board of directors by the Seller (as defined in the merger and stock purchase agreement), and Paul K. Kelly and Cheng Yan Davis were nominated as members of China Ceramics’ board of directors by the Purchaser (as defined in the merger and stock purchase agreement).

The Business address of each party described above is c/o Jinjiang Hengda Ceramics Co., Ltd., Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, People’s Republic of China

B. Compensation

China Ceramics Director Compensation

Starting April 1, 2010, China Ceramics’ Board of Directors determined to provide its non-employee members annual compensation of US$40,000. Mr. Bill Stulginsky, as the Chairman of the Audit Committee, received $45,000. Prior to April 1, 2010 there was no compensation provided to any director of China Ceramics.

China Ceramics’ Executive Officers and Employees

Executive Officers

Since the Company did not have an operating business prior to the acquisition on November 20, 2009, its officers did not receive any compensation for their services; and, since it had no other employees, the Company did not have any compensation policies, procedures, objectives or programs in place.

Upon consummation of the acquisition of Success Winner, China Ceramics entered into employment agreements with certain of its executive officers. The following discussion summarizes the material terms of employment agreements entered into between China Ceramics and its executive officers:

•
China Ceramics entered into employment agreements with the following officers: Huang Jia Dong, Chief Executive Officer, Su Pei Zhi, Vice General Manager of Sales, Hen Man Edmund, Chief Financial Officer, and Su Wei Feng, Corporate Secretary.

•	The term of the employment agreements is three years (February 1, 2009 to January 31, 2012 for Su Peizhi, Huang Jia Dong and Su Wei Feng and August 1, 2008 to July 31, 2011 for Hen Man Edmund).

•
Huang Jia Dong will received compensation of RMB10,000 per month, Su Pei Zhi, Hen Man Edmund will receive compensation of RMB8,000 per month, Su Wei Feng will receive compensation of RMB7,000 per month

•
China Ceramics may dismiss any of the above officers if any of the following events occurs with respect to the officer: (1) failure to show up for work, (2) failure to provide required documents, (3) falsification of documents, criminal record, etc., (4) serious violation of such officers’ labor rules and of regulations, (5) serious lapse of duties and responsibilities, (6) traffic law violation if the officer is a vehicle operator, (7) activities that violate regulations, resulting in loss of more than RMB4,000, (8) operation of his own business during the term of his employment, (9) criminal prosecution and labor punishment, (10) request by the officer to resign, (11) causing China Ceramics to sign or change any contract through fraud, coercion and other fraudulent means, or (12) other situations stipulated by law and statutes.

•
Each officer is subject to the non-compete provisions of the agreement for a period of three years following termination of the employment agreement and non-solicitation provisions of the agreement for a period of two years following termination of the employment agreement.

Other Employees

China Ceramics will adopt appropriate compensation policies, procedures, objectives or programs after China Ceramics’ management team has had the opportunity to fully understand the operations of the business. However, it is anticipated that the compensation for senior executives of China Ceramics will be comprised of four elements: a base salary, an annual performance bonus, equity and benefits.

In developing salary ranges, potential bonus payouts, equity awards and benefit plans, it is anticipated that the Compensation Committee will take into account: 1) competitive compensation among comparable companies and for similar positions in the market, 2) relevant ways to incentivize and reward senior management for improving shareholder value while building China Ceramics into a successful company, 3) individual performance, 4) how best to retain key executives, 5) the overall performance of China Ceramics and its various key component entities, 6) China Ceramics’ ability to pay and 7) other factors deemed to be relevant at the time.

China Ceramics’ senior management have discussed China Ceramics’ above mentioned planned process for executive compensation and the four compensation components. Specific compensation plans for China Ceramics’ key executives will be negotiated and established by the Compensation Committee. This will include, but may not be limited to, the four Success Winner executives who currently have employment contracts (which will be modified, if necessary, to reflect any additions to or changes in compensation).

China Ceramics Director and Executive Officer Compensation

The follow chart displays compensation received by Success Winner’s directors and executive officers during fiscal year 2009.
Name and Principal Position	Salary RMB	Bonus RMB	Total RMB
Huang Jia Dong
Chief Executive Officer	120,000	-	120,000

Su Pei Zhi
Sales Deputy General Manager	96,430	-	96,430

Hen Man Edmund(1)
Chief Financial Officer	96,000	1,364,000	1,460,000

Su Wei Feng Corporate Secretary	84,060	-	84,060

(1)	Mr. Hen Man Edmund received a bonus of US$200,000 relating to services rendered in 2009.

Retirement Benefits

As of December 31, 2009, China Ceramics has contributed to the government-mandated employee welfare and retirement benefit plan and provided pension, retirement or similar benefits to its employees. The PRC regulations require China Ceramics to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. Success Winner has no further commitments beyond its monthly contribution.

China Ceramics’ does not accrue pension, retirement or similar benefits.

Compensation Committee Interlocks And Insider Participation

No member of China Ceramics’ compensation committee has at any time been an officer or employee of China Ceramics, or its subsidiaries. No interlocking relationship exists between China Ceramics’ board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

During the last fiscal year, no officer and employee of China Ceramics, and no former officer of China Ceramics participated in deliberations of China Ceramics’ Board of Directors concerning executive officer compensation.

C. Board Practices

China Ceramics’ board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee.  The audit committee consists of Bill Stulginsky, Ding Wei Dong and Cheng Yan Davis. Mr. Stulginsky will be the chair of the audit committee, and the board of directors believe that Mr. Stulginsky qualifies as an “audit committee financial expert”, as such term is defined in the rules of the Securities and Exchange Commission.

The board of directors has adopted an audit committee charter, providing for the following responsibilities of the audit committee:

•	retaining and terminating China Ceramics’ independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	discussing the annual audited financial statements with management and the independent auditors;

•	annually reviewing and reassessing the adequacy of China Ceramics’ audit committee charter;

•	such other matters that are specifically delegated to our audit committee by China Ceramics’ board of directors after the business combination from time to time;

•	meeting separately and periodically with management, the internal auditors and the independent auditors; and

•	reporting regularly to the board of directors.

Compensation Committee.  The compensation committee consists of Ding Wei Dong, Paul K. Kelly and Cheng Yan Davis. Ding Wei Dong is the chair of China Ceramics’ compensation committee. Ding Wei Dong, Paul K. Kelly and Cheng Yan Davis do not have any direct or indirect material relationship with China Ceramics other than as a director.

China Ceramics’ board of directors adopted a compensation committee charter, providing for the following responsibilities of the compensation committee:

•	reviewing and making recommendations to the board regarding China Ceramics’ compensation policies and forms of compensation provided to China Ceramics’ directors and officers;

•	reviewing and making recommendations to the board regarding bonuses for China Ceramics’ officers and other employees;

•	reviewing and making recommendations to the board regarding share-based compensation for China Ceramics’ directors and officers;

•	administering our share option plans, if they are established in the future, in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by China Ceramics’ board of directors after the business combination from time to time.

Nominating and Corporate Governance Committee.  The nominating and corporate governance committee consists of Ding Wei Dong, Paul K. Kelly and Cheng Yan Davis. Ding Wei Dong is the chair of our nominating and corporate governance committee. Ding Wei Dong, Paul K. Kelly and Cheng Yan Davis do not have any direct or indirect material relationship with China Ceramics other than as a director.

China Ceramics’ board of directors adopted a nominating and corporate governance committee charter, providing for the following responsibilities of the nominations committee:

•	overseeing the process by which individuals may be nominated to China Ceramics’ board of directors after the Business Combination;

•	identifying potential directors and making recommendations as to the size, functions and composition of China Ceramics’ board of directors after the Business Combination and its committees;

•	considering nominees proposed by our shareholders;

•	establishing and periodically assessing the criteria for the selection of potential directors; and

•	making recommendations to the board of directors on new candidates for board membership.

In making nominations, the nominating and corporate governance committee is required to submit candidates who have the highest personal and professional integrity, who have demonstrated exceptional ability and judgment and who shall be most effective, in conjunction with the other nominees to the board, in collectively serving the long-term interests of the shareholders. In evaluating nominees, the nominating and corporate governance committee is required to take into consideration the following attributes, which are desirable for a member of the board: leadership, independence, interpersonal skills, financial acumen, business experiences, industry knowledge, and diversity of viewpoints.

Director Independence

China Ceramics’ Board of Directors has determined that Messrs. Bill Stulginsky, Ding Wei Dong and Paul K. Kelly and Ms. Cheng Yan Davis qualify as independent directors under the rules of the Nasdaq Stock Market because they are not currently employed by China Ceramics, and do not fall into any of the enumerated categories of people who cannot be considered independent in the Nasdaq Stock Market Rules.

D. Employees

The table below provides information as to the total number of employees at the end of the last three fiscal years. China Ceramics has no contracts or collective bargaining agreements with labor unions and has never experienced work stoppages. China Ceramics considers its relations with its employees to be good.

	2007	2008	2009
Number of Employees	1,541	1,551	1,715

E. Share Ownership

See Item 7, below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

The following table sets forth, as of May 13, 2010, certain information regarding beneficial ownership of China Ceramics’ shares by each person who is known by China Ceramics to beneficially own more than 5% of China Ceramics’ shares. The table also identifies the share ownership of each of China Ceramics’ directors, each of China Ceramics’ named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. China Ceramics’ major shareholders do not have different voting rights than any other holder of China Ceramics’ shares.

Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Name	Number of Shares Beneficially Owned		Percentage of Ownership
Paul K. Kelly	1,370,100	(2)	13.9%
Cheng Yan Davis	144,000	(3)	1.6%
Huang Jia Dong	0		—
Su Pei Zhi	0		—
Ding Wei Dong	0		—
Hen Man Edmund	0		—
Bill Stulginsky	0		—
Su Wei Feng	0		—
All directors and executive officers as a group (8 individuals)	1,514,100		15.0%
James D. Dunning, Jr.	1,370,100	(2)	13.9%
Wong Kung Tok	4,221,792	(4)	47.2%
Dorset Management Corporation(5)	1,495,425	(6)	16.4%
Alan G. Hassenfeld	719,905	(7)	7.6%
Surmount Investments Group Limited	1,074,020	(8)	12.0%
QVT Financial LP	594,877	(9)	6.2%
Taylor Asset Management, Inc.(10)	642,900		6.7%

*	Less than 1%

(1)	Unless otherwise indicated, the business address of each of the individuals is 1000 N. West Street, Suite 1200, Wilmington, DE 19801.

(2)	Includes warrants to purchase 941,875 shares.

(3)	Includes warrants to purchase 99,000 shares.

(4)
Mr. Wong is entitled to receive 8,185,763 of our shares if certain conditions contained in the merger and stock purchase agreement dated August 19, 2009 (the “acquisition agreement”) are met. Such securities are not beneficially owned because Mr. Wong does not have voting or dispositive power over such shares and it is not yet known if he will be entitled to receive any such shares. Pursuant to the terms of the acquisition agreement, the 8,185,763 shares held in escrow may be issued to Mr. Wong if the following events occur:

Event	Number of Shares
From escrow at the close of 2009 audit, if certain earnings thresholds are met	1,214,127
From escrow at the close of 2010 audit, if certain earnings thresholds are met	1,794,800
From escrow at the close of 2011 audit, if certain earnings thresholds are met	2,176,836
From escrow if the closing price of China Ceramics’ common stock is at or above $20.00 per share for twenty trading days in a thirty trading day period prior to April 30, 2012	2,000,000
From escrow if the closing price of China Ceramics’ common stock is at or above $25.00 per share for twenty trading days in a thirty trading day period prior to April 30, 2012	1,000,000

(5)	The controlling person of Dorset Management Corporation is David M. Knott.

(6)	Includes warrants to purchase 145,425 shares. Based on a Schedule 13G filed on February 5, 2010.

(7)	Includes warrants to purchase 495,000 shares.

(8)	Includes (i) 537,010 shares held by Surmount Investments Group Limited, (ii) 268,505 shares held by Top Plenty International Limited, and (iii) 268,505 shares held by Park Rise Holdings Limited.

(9)
Consists of warrants to purchase 594,877 shares. QVT Financial LP (“QVT Financial”) is the investment manager for QVT Fund LP (the “Fund”), which beneficially owns 536,556 shares underlying warrants, and for Quintessence Fund L.P. (“Quintessence”), which beneficially owns 58,321 shares underlying warrants. QVT Financial has the power to direct the vote and disposition of the Shares held by the Fund and Quintessence. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 594,877 Shares, consisting of the shares owned by the Fund and Quintessence. In addition, QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of Shares reported by QVT Financial. QVT Associates GP LLC, as General Partner of the Fund and Quintessence, may be deemed to beneficially own the aggregate number of Shares owned by the Fund and Quintessence, and accordingly, QVT Associates GP LLC may be deemed to be the beneficial owner of an aggregate amount of 594,877 Shares. Each of QVT Financial and QVT Financial GP LLC disclaims beneficial ownership of the Shares owned by the Fund and Quintessence. QVT Associates GP LLC disclaims beneficial ownership of all Shares owned by the Fund and Quintessence, except to the extent of its pecuniary interest therein. The business address of each of the entities referenced in this footnote is 1177 Avenue of the Americas, 9th Floor; New York, New York 10036. Based on a Schedule 13G/A filed on February 16, 2010.

(10)
Includes 632,900 shares underlying warrants. Based on a Schedule 13G filed on April 8, 2010 by Taylor Asset Management, Inc. (“TAM”) and Mr. Stephen S. Taylor, its President.  TAM is an Illinois corporation located at 714 S. Dearborn Street, 2nd Floor Chicago, IL 60605.  Mr. Taylor has a business address at 714 S. Dearborn Street, 2nd Floor Chicago, IL 60605.

B. Related Party Transactions

Related Party Transactions of CHAC and China Ceramics

CHAC paid Stuart Management Co., an affiliate of Paul K. Kelly, a total of $10,000 per month for administrative services and secretarial support for a period commencing on the date of the closing of the initial public offering and ending on the consummation of the Business Combination. This arrangement was agreed to by Stuart Management Co. for our benefit and was not intended to provide Stuart Management Co. compensation in lieu of a management fee. We believe that such fees were at least as favorable as we could have obtained from an unaffiliated third party.

Pursuant to an administrative services agreement dated as of December 1, 2009 between China Ceramics and Stuart Management Co., an affiliate of Paul K. Kelly, China Ceramics will pay $7,000 a month plus out-of-pocket expenses to Stuart Management Co. for administrative services beginning on December 1, 2009 for a term of one year, and the agreement shall automatically renew for successive one year terms unless either party notifies the other of its intent not to renew. This agreement was agreed to by Stuart Management Co. for our benefit and is not intended to provide Stuart Management Co. compensation in lieu of a management fee. We believe that such fees were at least as favorable as we could have obtained from an unaffiliated third party.

Related Party Transactions of Success Winner

China Ceramics has not had any transactions with any related person in fiscal year 2009.

C. Interests of Experts and Counsel

Not required.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

See Item 18.

B. Significant Changes

None

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The following tables set forth, for the calendar quarter indicated and through March 31, 2010, the quarterly high and low sale prices for China Ceramics’ units, shares and warrants, respectively, as reported on the Over-the-Counter Bulletin Board or the NYSE Amex, as applicable. (See Item 9C for the dates that the securities were traded on each market).

	Units		Shares		Warrants
	High	Low	High	Low	High	Low
Annual Highs and Lows
2007	10.10	9.65	9.00	8.77	0.92	0.84
2008	11.65	6.00	9.40	8.20	1.00	0.01
2009	11.50	7.80	10.01	7.00	3.00	0.02
2010	n/a	n/a	9.95	5.45	1.80	0.60
Quarterly Highs and Lows
2008
First Quarter	9.85	9.17	9.10	8.85	0.95	0.45
Second Quarter	10.00	9.24	9.20	8.86	1.00	0.35
Third Quarter	11.65	8.00	9.40	8.70	0.78	0.18
Fourth Quarter	8.96	6.00	9.00	8.20	0.29	0.01
2009
First Quarter	9.50	8.21	9.34	8.83	0.19	0.02
Second Quarter	9.65	9.20	9.58	9.29	0.14	0.03
Third Quarter	10.15	9.56	9.75	9.52	0.50	0.07
Fourth Quarter	11.50	7.80	10.01	7.00	3.00	0.12
2010
First Quarter	n/a	n/a	9.95	5.50	1.80	0.60
Second Quarter (to May 13)	n/a	n/a	9.20	6.61	1.65	0.85
Monthly Highs and Lows
October 2009	9.81	9.77	9.76	9.62	0.51	0.12
November 2009	11.50	7.80	10.01	8.40	1.85	0.36
December 2009	9.51	9.51	9.95	7.00	3.00	1.00
January 2010	n/a	n/a	8.15	7.00	1.25	1.01
February 2010	n/a	n/a	7.40	5.45	1.03	0.60
March 2010	n/a	n/a	9.95	5.50	1.80	0.66
April 2010	n/a	n/a	9.20	8.02	1.65	1.16
May 2010 (to May 13)	n/a	n/a	9.00	6.61	1.32	0.85

Holders of our shares, warrants and units (sometimes referred to herein as “securities”) should obtain current market quotations for their securities. There can be no assurance that a trading market will develop for these securities.

B. Plan of Distribution

Not Applicable.

C. Markets

China Ceramics’ shares, warrants and units are quoted on the Over-the-Counter Bulletin Board under the symbols CCLTF, CCLWF and CCLUF, respectively. The units have been quoted on the Over-the-Counter Bulletin Board since December 29, 2009. Prior to December 29, 2009, China Ceramics’ shares, warrants and units were traded on NYSE Amex, under the symbols “HOL”, “HOL.WS” and “HOL.U,” respectively. CHAC’s units commenced to trade on NYSE Amex on November 16, 2007. CHAC’s shares and warrants commenced to trade separately from its units on December 17, 2007.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

Registered Office. Under the Company’s Amended and Restated Memorandum of Association, the Registered Office of the Company is at Craigmuir Chambers, Road Town, Tortola, British Virgin Islands, or at such other place as the directors or shareholders may by resolution from time to time decide.

Objects and Purposes. Under Article 5 of the Company’s Amended and Restated Memorandum of Association, there are no limitations on the business that the Company may carry on.

Directors. Under Article 13 of the Company’s Amended and Restated Articles of Association, the Company may not enter into a related party transaction unless the transaction is approved by a majority of the disinterested directors of the board of directors or the audit committee. No interested director may participate in the review or approval of a transaction. However, a transaction which does not satisfy these requirements shall not be set aside only due to it being a related party transaction if (i) the material facts as to the interested director’s relationship with the transaction are disclosed or known to the board of directors or the audit committee, and the board of directors or audit committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum, (ii) the material facts as to the interested director’s relationship with the transaction are disclosed or known to the shareholders, and the shareholders in good faith authorize the contract or transaction by the affirmative votes of a majority of the shareholders, or (iii) if the transaction is fair as to the Company. The board of directors has determined that a transaction involving compensation of the directors is not a related party transaction. The directors may exercise all powers of the Company to incur or incur indebtedness, liabilities or obligations. The Company’s Amended and Restated Articles of Association specify that a director is not required to hold any shares in the Company as a qualification to office. There are no provisions mandating retirement or non-retirement of directors under a certain age limit.

Rights, Preferences and Restrictions Attaching to the Company’s Shares. The Company is authorized to issue 51,000,000 shares of a single class. As of December 31, 2009, 8,950,171 shares were issued and outstanding. Each share has the right to one vote at a meeting of shareholders or on any resolution of shareholders, the right to an equal share in any dividend paid by the Company, and the right to an equal share in the distribution of surplus assets of the Company on its liquidation. All dividends declared but unclaimed for three years after having been declared may be forfeited by resolution of the board of directors for the benefit of the Company. The Company may by a resolution of the board of directors redeem, purchase or otherwise acquire all or any of the shares in the Company subject to Regulation 3 of the Articles of Association.

Alteration of Rights. If at any time the Company’s shares are divided into different classes, the rights attached to any class may only be varied, whether or not the Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50% of the issued shares in that class.

Meetings. Written notice of annual or special meetings stating the place, date and hour of the meeting shall be given to each shareholder entitled to vote at such meeting not less than 10 days nor more than 60 days before the date of the meeting. Written notice of special meetings must also state the purpose of the meeting.

Limitations on the Right to Own Securities. There are no limitations on the rights to own securities of the Company, or limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the Company’s securities, contained in the Company’s Amended and Restated Memorandum and Articles of Association or under British Virgin Islands law.

C. Material Contracts

On August 19, 2009, the Company entered into a merger and stock purchase agreement, pursuant to which, on November 20, 2009, the Company acquired all of the outstanding securities of Success Winner, resulting in Success Winner becoming a wholly owned subsidiary of the Company.

Pursuant to an administrative services agreement dated as of December 1, 2009 between China Ceramics and Stuart Management Co., an affiliate of Paul K. Kelly, China Ceramics will pay $7,000 a month plus out-of-pocket expenses to Stuart Management Co. for administrative services beginning on December 1, 2009 for a term of one year, and the agreement shall automatically renew for successive one year terms unless either party notifies the other of its intent not to renew.

On December 18, 2009, China Ceramics initiated the acquisition of a new production facility in Gaoan, China (the “Gaoan Facility”). Success Winner had entered into a definitive acquisition agreement for the Gaoan Facility with a group of investors (the “Investors”) prior to the closing of the Business Combination. China Ceramics paid cash of RMB145.4 million (approx. US$21.3 million) to the Investors. The closing of the acquisition of the Gaoan Facility was subject to the Gaoan City Administration for Industry and Commerce transferring the registration and business license for the Gaoan Facility from the Investors to China Ceramics. China Ceramics announced on January 22, 2010 that the Gaoan City Administration for Industry and Commerce had transferred to China Ceramics the registration and business license for the Gaoan Facility and that China Ceramics had made a final cash payment of RMB39 million (US$5.7 million), and assumed loans of RMB60 million (approximately US$8.8 million). The Company expects to spend approximately RMB27 million (US$4.0 million) in the first half of 2010 to complete the first phase of the Gaoan facility. The total cost for the first phase of Gaoan facility was approximately RMB271 million (US$39.7 million). The Gaoan Facility is 100% owned by China Ceramics.

Since December 2009, China Ceramics has also signed agreements with four new exclusive distributors in Guangdong province, Hainan province, Zhejiang province and Anhui province that will begin distributing China Ceramics’ products in January 2010.

Except for above, the Company did not enter into any other material contracts during fiscal year 2009.

D. Exchange controls

Under British Virgin Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E. Taxation

The following summary of the material PRC and U.S. federal income tax consequences of the acquisition, ownership and disposition of China Ceramics’ shares and warrants, sometimes referred to collectively as “securities” is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change.  This summary does not deal with all possible tax consequences relating to an investment in China Ceramics’ shares and warrants, such as the tax consequences under state, local and other tax laws. For purposes of this discussion, references to “China Ceramics,” “we” or “our” refer only to China Ceramics Co., Ltd.

PRC Taxation

The following discussion summarizes the material PRC income tax considerations relating to the acquisition, ownership and disposition of China Ceramics’ securities.

You should consult with your own tax adviser regarding the PRC tax consequences of the acquisition, ownership and disposition of China Ceramics’ securities.

Resident Enterprise Treatment

On March 16, 2007, the Fifth Session of the Tenth National People’s Congress passed the Enterprise Income Tax Law of the PRC (“EIT Law”), which became effective on January 1, 2008. Under the EIT Law, enterprises are classified as “resident enterprises” and “non-resident enterprises.” Pursuant to the EIT Law and its implementing rules, enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate on their worldwide taxable income. According to the implementing rules of the EIT Law, “de facto management body” refers to a managing body that in practice exercises substantial and overall management control over the production and operations, personnel, accounting and properties of an enterprise.

On April 22, 2009, the State Administration of Taxation issued the Notice on the Issues Regarding Recognition of Enterprises that are Domestically Controlled as PRC Resident Enterprises Based on the De Facto Management Body Criteria, which was retroactively effective as of January 1, 2008. This notice provides that an overseas incorporated enterprise that is controlled domestically will be recognized as a “tax-resident enterprise” if it satisfies all of the following conditions: (i) the senior management responsible for daily production/business operations are primarily located in the PRC, and the location(s) where such senior management execute their responsibilities are primarily in the PRC; (ii) strategic financial and personnel decisions are made or approved by organizations or personnel located in the PRC; (iii) major properties, accounting ledgers, company seals and minutes of board meetings and stockholder meetings, etc., are maintained in the PRC; and (iv) 50% or more of the board members with voting rights or senior management habitually reside in the PRC.

Given the short history of the EIT Law and lack of applicable legal precedent, it remains unclear how the PRC tax authorities will determine the resident enterprise status of a company organized under the laws of a foreign (non-PRC) jurisdiction, such as China Ceramics, Success Winner and Stand Best. If the PRC tax authorities determine that China Ceramics, Success Winner and/or Stand Best is a “resident enterprise” under the EIT Law, a number of tax consequences could follow. First, China Ceramics, Success Winner and/or Stand Best could be subject to the enterprise income tax at a rate of 25% on their worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, the EIT Law provides that dividend income between “qualified resident enterprises” is exempt from income tax. As a result, if China Ceramics, Success Winner and Stand Best are each treated as a “qualified resident enterprise,” all dividends paid from Hengda to China Ceramics, through Success Winner and Stand Best, should be exempt from PRC tax.

As of the date of this prospectus, there has not been a definitive determination by China Ceramics, Success Winner, Stand Best or the PRC tax authorities as to the “resident enterprise” or “non-resident enterprise” status of China Ceramics, Success Winner and Stand Best. However, since it is not anticipated that China Ceramics, Success Winner and/or Stand Best would receive dividends or generate other income in the near future, China Ceramics, Success Winner and Stand Best are not expected to have any income that would be subject to the 25% enterprise income tax on worldwide taxable income in the near future. China Ceramics, Success Winner and Stand Best will make any necessary tax payment if China Ceramics, Success Winner or Stand Best (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that China Ceramics, Success Winner or Stand Best is a resident enterprise under the EIT Law, and if China Ceramics, Success Winner or Stand Best were to have income in the future.

Dividends From Hengda

If Stand Best is not treated as a resident enterprise under the EIT Law, then dividends that Stand Best receives from Hengda may be subject to PRC withholding tax. The EIT Law and the implementing rules of the EIT Law provide that (A) an income tax rate of 25% will normally be applicable to investors that are “non-resident enterprises” which (i) have an establishment or place of business inside the PRC, and (ii) have income in connection with their establishment or place of business that is sourced from the PRC or is earned outside the PRC but has an actual connection with their establishment or place of business inside the PRC, and (B) a PRC withholding tax at a rate of 10% will normally be applicable to dividends payable to non-resident enterprises that (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC.

As described above, the PRC tax authorities may determine the resident enterprise status of entities organized under the laws of foreign jurisdictions on a case-by-case basis. China Ceramics, Success Winner and Stand Best are holding companies and substantially all of China Ceramics’, Success Winner’s and Stand Best’s income may be derived from dividends. Thus, if China Ceramics, Success Winner and/or Stand Best are considered a “non-resident enterprise” under the EIT Law and the dividends paid to China Ceramics, Success Winner and/or Stand Best are considered income sourced within the PRC, such dividends received may be subject to PRC withholding tax as described in the foregoing paragraph.

The State Council of the PRC or a tax treaty between China and the jurisdiction in which the non-resident enterprise resides may reduce such income or withholding tax, with respect to a non-resident enterprise. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “PRC-Hong Kong Tax Treaty”), if the Hong Kong resident enterprise that is not deemed to be a conduit by the PRC tax authorities owns more than 25% of the equity interest in a PRC resident enterprise, the 10% PRC withholding tax on the dividends the Hong Kong resident enterprise receives from such PRC resident enterprise is reduced to 5%.

China Ceramics is a British Virgin Islands holding company, and it has a British Virgin Islands subsidiary (Success Winner), which owns a 100% equity interest in a subsidiary in Hong Kong (Stand Best), which in turns owns a 100% equity interest in Hengda, a PRC company. As a result, if Stand Best were treated as a “non-resident enterprise” under the EIT Law, then dividends that Stand Best receives from Hengda (assuming such dividends were considered sourced within the PRC) (i) may be subject to a 5% PRC withholding tax, if the PRC-Hong Kong Tax Treaty were applicable, or (ii) if such treaty does not apply (i.e., because the PRC tax authorities may deem Stand Best to be a conduit that is not entitled to treaty benefits), may be subject to a 10% PRC withholding tax.  Similarly, if Success Winner were treated as a PRC “non-resident enterprise” under the EIT Law and Stand Best were treated as a PRC “resident enterprise” under the EIT Law, then dividends that Success Winner receives from Stand Best (assuming such dividends were considered sourced within the PRC) may be subject to a 10% PRC withholding tax. A similar situation may arise if China Ceramics were treated as a “non-resident enterprise” under the EIT Law, and Success Winner were treated as a “resident enterprise” under EIT Law. Any such taxes on dividends could materially reduce the amount of dividends, if any, China Ceramics could pay to its shareholders.

As of the date of this prospectus, there has not been a definitive determination by China Ceramics, Success Winner, Stand Best or the PRC tax authorities as to the “resident enterprise” or “non-resident enterprise” status of China Ceramics, Success Winner and Stand Best. As described above, however, Hengda is not expected to pay any dividends in the near future. China Ceramics, Success Winner and Stand Best will make any necessary tax withholding if, in the future, Hengda were to pay any dividends and China Ceramics, Success Winner or Stand Best (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that China Ceramics, Success Winner or Stand Best is a non-resident enterprise under the EIT Law.

Dividends that Non-PRC Resident Enterprise Investors Receive From China Ceramics; Gain on the Sale or Transfer of China Ceramics’ Securities

If dividends payable to (or gains realized by) China Ceramics’ enterprise, but not individual, investors that are not tax residents of the PRC (“ non-resident investors”) are treated as income derived from sources within the PRC, then the dividends that non-resident investors receive from us and any such gain derived by such investors on the sale or transfer of China Ceramics’ securities may be subject to tax under the PRC tax laws.

Under the PRC tax laws, PRC withholding tax at the rate of 10% is applicable to dividends payable to non-resident investors that (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of China Ceramics’ securities by such investors also is subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC.

The dividends paid by us to non-resident investors with respect to China Ceramics’ securities, or gain non-resident investors may realize from the sale or transfer of China Ceramics’ securities, may be treated as PRC-sourced income and, as a result, may be subject to PRC tax at a rate of 10%. In such event, China Ceramics may be required to withhold a 10% PRC tax on any dividends paid to non-resident investors. In addition, non-resident investors in China Ceramics’ securities may be responsible for paying PRC tax at a rate of 10% on any gain realized from the sale or transfer of China Ceramics’ securities if such non-resident investors and the gain satisfy the requirements under the PRC tax laws. However, under the PRC tax laws, China Ceramics would not have an obligation to withhold PRC income tax in respect of the gains that non-resident investors (including U.S. investors) may realize from the sale or transfer of China Ceramics’ securities.

If China Ceramics were to pay any dividends in the future, and if China Ceramics (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that China Ceramics must withhold PRC tax on any dividends payable by China Ceramics under the PRC tax laws, China Ceramics will make any necessary tax withholding on dividends payable to its non-resident investors. If non-resident investors as described under the PRC tax laws (including U.S. investors) realize any gain from the sale or transfer of China Ceramics’ securities and if such gain were considered as PRC-sourced income, such non-resident investors would be responsible for paying 10% PRC income tax on the gain from the sale or transfer of China Ceramics’ securities. As indicated above, under the PRC tax laws, China Ceramics would not have an obligation to withhold PRC income tax in respect of the gains that non-resident investors (including U.S. investors) may realize from the sale or transfer of China Ceramics’ securities.

On December 10, 2009, the SAT released Circular Guoshuihan No. 698 (“Circular 698”) that reinforces the taxation of certain equity transfers by non-resident investors through overseas holding vehicles. Circular 698 addresses indirect equity transfers as well as other issues. Circular 698 is retroactively effective from January 1 2008. According to Circular 698, where a non-resident investor who indirectly holds an equity interest in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers an equity interest in the PRC resident enterprise by selling an equity interest in the offshore holding company, and the latter is located in a country or jurisdiction where the actual tax burden is less than 12.5% or where the offshore income of its residents is not taxable, the non-resident investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days of the transfer. The tax authorities in charge will evaluate the offshore transaction for tax purposes. In the event that the tax authorities determine that such transfer is abusing forms of business organization and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form. A reasonable commercial purpose may be established when the overall international (including U.S.) offshore structure is set up to comply with the requirements of supervising authorities of international (including U.S.) capital markets. If the SAT’s challenge of a transfer is successful, it may deny the existence of the offshore holding company that is used for tax planning purposes and subject the seller to PRC tax on the capital gain from such transfer. Since Circular 698 has a short history, there is uncertainty as to its application. China Ceramics (or a non-resident investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that China Ceramics (or such non-resident investor) should not be taxed under Circular 698, which could have a material adverse effect on China Ceramics’ financial condition and results of operations (or such non-resident investor’s investment in China Ceramics).

Penalties for Failure to Pay Applicable PRC Income Tax

Non-resident investors in us may be responsible for paying PRC tax at a rate of 10% on any gain realized from the sale or transfer of China Ceramics’ securities if such non-resident investors and the gain satisfy the requirements under the PRC tax laws, as described above.

According to the EIT Law and its implementing rules, the PRC Tax Administration Law (the “Tax Administration Law”) and its implementing rules, the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises (the “Administration Measures”) and other applicable PRC laws or regulations (collectively the “Tax Related Laws”), where any gain derived by a non-resident investor from the sale or transfer of China Ceramics’ securities is subject to any income tax in the PRC, and such non-resident investor fails to file any tax return or pay tax in this regard pursuant to the Tax Related Laws, such investor may be subject to certain fines, penalties or punishments, including without limitation: (1) if a non-resident investor fails to file a tax return and present the relevant information in connection with tax payments, the competent tax authorities shall order it to do so within the prescribed time limit and may impose a fine up to RMB 2,000, and in egregious cases, may impose a fine ranging from RMB 2,000 to RMB 10,000; (2) if a non-resident investor fails to file a tax return or fails to pay all or part of the amount of tax payable, the non-resident investor shall be required to pay the unpaid tax amount payable, a surcharge on overdue tax payments (the daily surcharge is 0.05% of the overdue amount, beginning from the day the deferral begins) and a fine ranging from 50% to 500% of the unpaid amount of the tax payable; (3) if a non-resident investor fails to file a tax return or pay the tax within the prescribed time limit according to the order by the PRC tax authorities, the PRC tax authorities may collect and check information about the income items of the non-resident investor in the PRC and other payers (the “Other Payers”) who will pay amounts to such non-resident investor, and send a “Notice of Tax Issues” to the Other Payers to collect and recover the tax payable and impose overdue fines on such non-resident investor from the amounts otherwise payable to such non-resident investor by the Other Payers; (4) if a non-resident investor fails to pay the tax payable within the prescribed time limit as ordered by the PRC tax authorities, a fine may be imposed on the non-resident investor ranging from 50% to 500% of the unpaid tax payable, and the PRC tax authorities may, upon approval by the director of the tax bureau (or sub-bureau) of, or higher than, the county level, take the following compulsory measures: (i) notify in writing the non-resident investor’s bank or other financial institution to withhold from the account thereof for payment of the amount of tax payable, and (ii) detain, seal off, or sell by auction or on the market the non-resident investor’s commodities, goods or other property in a value equivalent to the amount of tax payable; or (5) if the non-resident investor fails to pay all or part of the amount of tax payable or surcharge for overdue tax payment, and can not provide a guarantee to the tax authorities, the tax authorities may notify the frontier authorities to prevent the non-resident investor or its legal representative from leaving the PRC.

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of China Ceramics’ securities. Because the components of a unit of China Ceramics are separable at the option of the holder, the holder of a unit should be treated, for U.S. federal income tax purposes, as the owner of the underlying share and warrant components of the unit. As a result, the discussion below of the U.S. federal income tax consequences with respect to actual holders of shares and warrants should also apply to holders of units (as the deemed owners of the shares and warrants underlying the units).

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of China Ceramics securities that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of China Ceramics securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders is described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended, or the “Code,” its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder of China Ceramics securities based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold China Ceramics securities as capital assets within the meaning of Section 1221 of the Code. This discussion also does not address the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers who are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of China Ceramics voting shares;

•	persons that acquired China Ceramics securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•	persons that hold China Ceramics securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, state, local or non-U.S. tax laws, or, except as discussed herein, any tax reporting obligations of a holder of China Ceramics' securities. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold China Ceramics securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of China Ceramics securities, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) in respect to the China Ceramics securities and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of such securities will be in U.S. dollars.

China Ceramics has not sought, and will not seek, a ruling from the Internal Revenue Service, or “IRS,” or an opinion of counsel, as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF CHINA CERAMICS’ SECURITIES. EACH HOLDER OF CHINA CERAMICS SECURITIES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF CHINA CERAMICS SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND APPLICABLE TAX TREATIES.

Tax Treatment of China Ceramics After the Redomestication and the Business Combination

Section 7874(b) of the Code generally provides that a corporation organized outside the United States that acquires, directly or indirectly, pursuant to a plan or series of related transactions, substantially all of the assets of a corporation organized in the United States will be treated as a domestic corporation for U.S. federal income tax purposes if shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% of either the voting power or the value of the stock of the acquiring corporation after the acquisition. Under temporary regulations recently promulgated under Section 7874, a warrant holder of either the acquired corporation or the acquiring corporation is treated for this purpose as owning stock of the acquired corporation or the acquiring corporation, as the case may be, with a value equal to the excess of the value of the shares underlying the warrant over the exercise price of the warrant. If Section 7874(b) were to apply to the Redomestication, then, among other things, China Ceramics, as the surviving entity, would be subject to U.S. federal income tax on its worldwide taxable income following the Redomestication and Business Combination as if it were a domestic corporation.

After the completion of the Business Combination, which occurred immediately after and as part of the same plan as the Redomestication, the former stockholders of CHAC (including warrant holders treated as owning stock of CHAC pursuant to the temporary regulations under Section 7874) should be considered as owning, by reason of owning (or being treated as owning) stock of CHAC, less than 80% of the voting power and the value of the shares of China Ceramics (including any warrants treated as shares of China Ceramics pursuant to the temporary regulations promulgated under Section 7874). Accordingly, Section 7874(b) should not apply to treat China Ceramics as a domestic corporation for U.S. federal income tax purposes. However, due to the absence of full guidance on how the rules of Section 7874(b) apply to the transactions completed pursuant to the Redomestication and Business Combination, this result is not entirely free from doubt. If, for example, the Redomestication were ultimately determined for purposes of Section 7874(b) as having occurred prior to, and separate from, the Business Combination for U.S. federal income tax purposes, the share ownership threshold for applicability of Section 7874(b) generally would be satisfied (and China Ceramics would be treated as a domestic corporation for U.S. federal income tax purposes) because the former stockholders of CHAC (including warrant holders treated as owning stock of CHAC), by reason of owning (or being treated as owning) stock of CHAC, would own all of the shares (including any warrants treated as shares) of China Ceramics immediately after the Redomestication. Although normal “step transaction” tax principles support the view that the Redomestication and the Business Combination should be viewed together for purposes of determining whether Section 7874(b) is applicable, because of the absence of guidance under Section 7874(b) directly on point, this result is not entirely free from doubt. The balance of this discussion assumes that China Ceramics will be treated as a foreign corporation for U.S. federal income tax purposes.

U.S. Holders

Taxation of Distributions Paid on Shares

Subject to the passive foreign investment company, or “PFIC,” rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on the shares of China Ceramics. A cash distribution on such shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of current or accumulated earnings and profits of China Ceramics (as determined under U.S. federal income tax principles). Such dividend generally will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Such distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its shares in China Ceramics and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be subject to U.S. federal income tax at the lower applicable long-term capital gains tax rate (see “–Taxation on the Disposition of Shares and Warrants” below) provided that (1) the shares of China Ceramics are readily tradable on an established securities market in the United States or, in the event China Ceramics is deemed to be a Chinese “resident enterprise” under the EIT Law, China Ceramics is eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the “U.S.-PRC Tax Treaty,” (2) China Ceramics is not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently do not include the Over-the-Counter Bulletin Board. Because the shares of China Ceramics currently are quoted only on the Over-the-Counter Bulletin Board and will not, therefore, be treated as readily tradable on an established securities market in the United States, any dividends paid on the shares of China Ceramics currently will not qualify for the lower rate unless China Ceramics is deemed to be a Chinese “resident enterprise” under the EIT Law and is eligible for the benefits of the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to the shares of China Ceramics.

If a PRC tax applies to dividends paid to a U.S. Holder on the shares of China Ceramics, such tax should be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, such U.S. Holder should be entitled to certain benefits under the U.S.-PRC Tax Treaty if such holder is considered a resident of the United States for purposes of the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Possible Constructive Distributions

The terms of a warrant provide for an adjustment to the number of shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. If an adjustment is made to the number of shares for which a warrant may be exercised or to the exercise price of a warrant, the adjustment may, under certain circumstances, result in a constructive distribution that could be taxable as a dividend to the U.S. Holder of the warrant. Conversely, the absence of an appropriate anti-dilution adjustment (e.g., not adjusting the exercise price and number of shares issuable on exercise of the warrant for issuances of shares at a price below the warrant exercise price and below market) may result in a constructive distribution that could be taxable as a dividend to the U.S. Holders of the shares of China Ceramics.

Taxation on the Disposition of Shares and Warrants

Upon a sale or other taxable disposition of the shares or warrants in China Ceramics, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the shares or warrants. See “–Exercise or Lapse of a Warrant” below for a discussion regarding a U.S. Holder’s basis in shares acquired pursuant to the exercise of a warrant.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum regular rate of 15% for taxable years beginning before January 1, 2011 (and 20% thereafter). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the shares or warrants exceeds one year. The deductibility of capital losses is subject to various limitations.

If a PRC tax applies to any gain from the disposition of the shares or warrants in China Ceramics by a U.S. Holder, such tax should be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, such U.S. Holder should be entitled to certain benefits under the U.S.-PRC Tax Treaty if such holder is considered a resident of the United States for purposes of the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Additional Taxes After 2012

For taxable years beginning after December 31, 2012, certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, China Ceramics securities, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of China Ceramics securities.

Exercise or Lapse of a Warrant

Subject to the PFIC rules discussed below, a U.S. Holder generally will not recognize gain or loss upon the exercise of a warrant for cash. Shares acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. The holding period of such shares generally would begin on the day after the date of exercise of the warrant. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Based on the expected composition of the assets and income of China Ceramics and its subsidiaries for China Ceramics’ 2009 taxable year, China Ceramics does not believe that it will be treated as a PFIC for such year. However, since China Ceramics has not performed a definitive analysis as to its PFIC status for its 2009 taxable year, there can be no assurance with respect to its PFIC status for its 2009 taxable year. There also can be no assurance with respect to the status of China Ceramics as a PFIC for its current taxable year or any future taxable year.

If China Ceramics is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of China Ceramics’ shares or warrants and, in the case of China Ceramics’ shares, the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for China Ceramics’ first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) shares, or a mark-to-market election, as described below, such holder generally will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its shares or warrants; and

•
any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the shares of China Ceramics during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the shares).

Under these rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the shares or warrants;

•
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of the first taxable year of China Ceramics in which China Ceramics was a PFIC will be taxed as ordinary income;

•
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect to its shares in China Ceramics by making a timely QEF election to include in income its pro rata share of China Ceramics’ net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which China Ceramics’ taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to its warrants. As a result, if a U.S. Holder sells or otherwise disposes of a warrant to purchase shares of China Ceramics (other than upon exercise of a warrant), any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if China Ceramics were a PFIC at any time during the period the U.S. Holder held the warrants. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired shares in China Ceramics (or has previously made a QEF election with respect to its shares in China Ceramics), the QEF election will apply to the newly acquired shares, but the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired shares (which generally will be deemed to have a holding period for the purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election. The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the shares acquired upon the exercise of the warrants for purposes of the PFIC rules.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from China Ceramics. Upon request from a U.S. Holder, China Ceramics will endeavor to provide to the U.S. Holder, no later than 90 days after the request, such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that China Ceramics will have timely knowledge of its status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to its shares in China Ceramics, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for China Ceramics’ first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the appreciation of such shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to those U.S. Holders who made a QEF election. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to China Ceramics’ PFIC status will be made annually, an initial determination that it is a PFIC generally will apply for subsequent years to a U.S. Holder who held shares or warrants of China Ceramics while it was a PFIC, whether or not it met the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for China Ceramics’ first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) shares in China Ceramics, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year of China Ceramics that ends within or with a taxable year of the U.S. Holder and in which China Ceramics is not a PFIC. On the other hand, if the QEF election is not effective for each of the taxable years of China Ceramics in which China Ceramics is a PFIC and the U.S. Holder holds (or is deemed to hold) shares in China Ceramics, the PFIC rules discussed above will continue to apply to such shares unless such holder makes a purging election, as described above, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) shares in China Ceramics and for which China Ceramics is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its shares at the end of its taxable year over the adjusted basis in its shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its shares over the fair market value of its shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The Over-the-Counter Bulletin Board currently is not considered to be a national securities exchange that would allow a U.S. Holder to make a mark-to-market election. Because the shares of China Ceramics are currently quoted only on the Over-the-Counter Bulletin Board, such shares currently may not qualify as marketable stock for purposes of the election. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to the shares of China Ceramics under their particular circumstances.

If China Ceramics is a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if China Ceramics receives a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC. Upon request, China Ceramics will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower- tier PFIC. However, there is no assurance that China Ceramics will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If a U.S. Holder owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, such holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is made).

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of shares and warrants in China Ceramics should consult their own tax advisors concerning the application of the PFIC rules to such shares and warrants under their particular circumstances.

Tax Consequences to Non-U.S. Holders of Shares and Warrants of China Ceramics

Dividends (including constructive dividends) paid or deemed paid to a Non-U.S. Holder in respect to its securities in China Ceramics generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of shares or warrants in China Ceramics unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax (but not the Medicare contribution tax) at the same regular U.S. federal income tax rates applicable to a U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a warrant, or the lapse of a warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. Holder, as described under “U.S. Holders–Exercise or Lapse of a Warrant,” above.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on the shares of China Ceramics within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of shares or warrants of China Ceramics by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax, currently at a rate of 28%, generally will apply to dividends paid on the shares of China Ceramics to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of shares or warrants of China Ceramics by a non-corporate U.S. Holder, in each case who (a) fails to provide an accurate taxpayer identification number; (b) is notified by the IRS that backup withholding is required; or (c) in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

F. Dividends and paying agents

Not required.

G. Statement by experts

Not required.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

China Ceramics’ exposure to interest rate risk primarily relates to its outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. China Ceramics’ has not used derivative financial instruments in its investment portfolio. Interest-earning instruments carry a degree of interest rate risk. As of December 31, 2009, China Ceramics’ total outstanding loans for the continuing operations amounted to RMB26.5 million with interest rates in the range of 5.84% to 6.90% per annum. China Ceramics has not been exposed, nor does it anticipate being exposed, to material risks due to changes in market interest rates.

Foreign Currency Risk

China Ceramics currently does not have any foreign exchange exposure as its sales and purchases are predominantly denominated in RMB. However, in the future, a proportion of its sales may be denominated in other currencies as China Ceramics expands into overseas markets. In such circumstances, China Ceramics anticipates its primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if the China Ceramics is required to use different currencies for various aspects of its operations.

The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately 8.3 Renminbi per U.S. dollar. On July 21, 2005, the PRC government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Very limited hedging transactions are available in China to reduce China Ceramics’ exposure to exchange rate fluctuations. While China Ceramics may decide to enter into hedging transactions in the future if it is exposed to foreign currency risk, the availability and effectiveness of these hedging transactions may be limited and it may not be able to successfully hedge its exposure at all. In addition, China Ceramics’ currency exchange losses may be magnified by PRC exchange control regulations that restrict its ability to convert Renminbi into foreign currency.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On November 20, 2009, pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, China Holdings Acquisition Corp. (“CHAC”), our predecessor, merged with and into China Ceramics, resulting in the Redomestication of China Holdings to the British Virgin Islands as China Ceramics. At the time of the merger, each outstanding ordinary share of CHAC converted automatically into one ordinary share of China Ceramics, and each right to purchase ordinary shares in CHAC automatically converted into an equivalent right to purchase shares in China Ceramics. Accordingly, the shares and warrants became governed by China Ceramics’ Amended and Restated Memorandum and Articles of Association. The rights and duties attaching to each ordinary share remained substantially equivalent. Immediately following the merger and Redomestication, China Ceramics acquired all of the outstanding securities of Success Winner.

There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the December 31, 2009. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures as of December 31, 2009 were effective.

Disclosure controls and procedures are designed to provide that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Management’s annual report on internal control over financial reporting

Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our board of directors to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our board of directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the criteria established in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was not effective as of December 31, 2009 because of the material weakness in our internal control over financial reporting described below.

A material weakness (within the meaning of PCAOB Auditing Standard No. 5) is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Although we have recently engaged an external accounting advisory company to assist us in handling certain nonroutine transactions and consolidations, management believes that our corporate accounting personnel does not have adequate in-house knowledge and experience of International Financial Reporting Standards (“IFRS”) to identify, handle and review complex accounting and reporting issues, which, in management's view, constitute a material weakness in our internal control over financial reporting.

This material weakness resulted in our inability to detect an accounting error where we incorrectly recorded sales rebates and discounts as selling and distribution expenses in the financial years ended December 31, 2009, 2008 and 2007.  The identification of this error resulted in an adjustment of RMB44,380,000 in revenues for the year ended December 31, 2009 and restatement adjustments of RMB32,107,000 and RMB39,388,000 in revenues for the years ended December 31, 2007 and 2008, respectively.  This error was not detected by our internal control procedures.

We believe that the appointment of Mr. Bill Stulginsky, who has over thirty-six years of public accounting experience and was a partner at PricewaterhouseCoopers and predecessor firms for twenty four years prior to his retirement, as the chairman of China Ceramics' audit committee will help China Ceramics to strengthen its governing controls over financial reporting.

In addition, we plan to remediate the material weakness by providing relevant IFRS trainings to the current corporate accounting team.  The training sessions will be organized to help our corporate accounting team become more cognizant of the differences between IFRS and the generally accepted accounting principles in the PRC, and enhance their awareness of new and emerging IFRS pronouncements with potential impact over our financial reporting.

Furthermore, we plan to strengthen the information-sharing process between us and our external accounting advisory consultants, with the goal of improving the consultants' knowledge of our business and their capability to help us identify accounting issues as they arise and make informed financial reporting decisions.

We will also implement more formal review procedures and documentation standards for the accounting and monitoring of non-routine and complex transactions and will continue to evaluate other measures to enhance the effectiveness of our internal control over financial reporting.

Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this Annual Report.

Changes in Internal Controls over Financial Reporting

Other than the changes described above under the section entitled “–Management’s annual report on internal control over financial reporting,” there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16. [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

The Company’s Board of Directors has determined that Mr. Bill Stulginsky is an audit committee financial expert, and “independent” as that term is defined in the NASDAQ listing standards.

ITEM 16B.  CODE OF ETHICS.

China Ceramics has adopted a Code of Business Conduct and Ethics that applies to its directors, officers and employees, including China Ceramics’ principal executive officer, principal financial officer, and principal accounting officer. A copy of the Code of Business Conduct and Ethics is filed as an exhibit herewith, and the Company expects that the Code of Ethics will be available on its new website, http://www.cceramics.com, in mid-June.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services rendered by Grant Thornton, PRC and Foo Kon Tan Grant Thornton LLP, Singapore and McGladrey & Pullen, LLP for fiscal years ended December 31, 2009 and 2008:

	December 31, 2009	December 31, 2008
	RMB	RMB
Audit Fees	4,311,204	822,070
Audit Related Fees	-	-
Tax Fees	41,045	48,736
All Other Fees	-	-
Total Fees	4,352,249	870,806

Audit Fees

Audit fees paid to Foo Kon Tan Grant Thornton LLP, Singapore, consist of fees for the USGAAS audit of Success Winner and its subsidiaries for the years ended December 31, 2006, 2007 and 2008, and fees for the review of Success Winner and its subsidiaries' interim financial statement for the six-month period ended June 30, 2009.

Audit fees paid to Grant Thornton, PRC, consist of fees for the PCAOB audit of Success Winner and its subsidiaries for the years ended December 31, 2006, 2007 and 2008.

Audit fees paid to McGladrey & Pullen, LLP for 2008 and 2009 consist of fees for the audit for the year ended December 31, 2008 and for the period from June 22, 2007 (inception) to December 31, 2008 and fees for the review of interim financial statements including 10-Q filings for 2008 and 2009.

Audit Related Fees

There were no audit related fees.

Tax Fees

The aggregate fees billed by McGladrey & Pullen, LLP for professional services rendered for tax compliance and tax advice for China Ceramics’ Consolidation of Financial Position at December 31, 2008, and 2009 were $7,000 and $6,000, respectively.

All Other Fees

There were no fees billed by Grant Thornton for other professional services rendered during fiscal years ended December 31, 2009 and 2008.

Pre-Approval of Services

Our audit committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid Per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
November 20, 2009(1)	8,813,300	$9.79	8,813,300	0
November 20, 2009(2)	2,379,849	$9.79	2,379,849	0

(1) On November 20, 2009, in connection with the acquisition by China Ceramics of Success Winner, CHAC closed on certain agreements which had been publicly announced in Current Reports on Form 8-K filed by CHAC on November 17, 2009, November 19, 2009, November 20, 2009 to purchase 8,813,300 shares for a purchase price of $9.97 per share (an aggregate purchase price of approximately $86.3 million) in transactions intended to assure the successful completion of the Business Combination.

(2) On November 20, 2009, in connection with the Business Combination, 2,379,849 shares were redeemed for a pro rata portion of the CHAC’s trust account, as publicly announced in a Proxy Statement/Prospectus dated November 10, 2009 and filed by China Ceramics on November 13, 2009.

ITEM 16F.  CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.  FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of China Ceramics Co., Ltd.(1)
1.2	Memorandum and Articles of Association of Success Winner Limited(2)
1.3	Memorandum and Articles of Association of Stand Best Creation Limited(2)
1.4	Operation Charter of Jinjiang Hengda Ceramics Co., Ltd.(2)
2.1	Specimen Unit Certificate(3)
2.2	Specimen Common Stock Certificate(3)
2.3	Specimen Public Warrant Certificate(3)
2.4	Warrant Agreement, dated as of November 15, 2007, by and between CHAC and Continental Stock Transfer & Trust Company(4)
3.1	Form of Voting Agreement(2)
4.1	Merger and Stock Purchase Agreement among CHAC, China Ceramics Co., Ltd., Hengda, Success Winner and the Seller(2)
4.2	Form of Registration Rights Agreement among CHAC and the founders(3)
4.3	Form of Earn-Out Escrow Agreement(2)
4.4	Form of Indemnity Escrow Agreement(2)
4.6	Form of Lock-Up Agreement for CHAC founders(2)
4.7	Form of Lock-Up Agreement(2)
4.8	Acquisition Agreement dated November 19, 2009
4.9	Administrative Services Agreement by and between China Ceramics Co., Ltd. and Stuart Management Co., dated December 1, 2009
8.1	List of Subsidiaries(5)
11.1	Code of Business Conduct and Ethics
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 80 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Incorporated by reference to Annexes C and D of China Ceramics’ Prospectus on Form 424B3 filed with the SEC on November 13, 2009.

(2)	Incorporated by reference to China Ceramics’ Registration Statement on Form F-4 (File No. 333-161557).

(3)	Incorporated by reference to exhibits of the same number filed with CHAC’s Registration Statement on Form F-1 or amendments thereto (File No. 333-145085).

(4)	Incorporated by reference to CHAC’s Form 8-K, dated November 21, 2007.

(5)	Incorporated by reference to exhibits of the same number filed with China Ceramics’ Registration Statement on Form F-1 (File No. 333-164784).

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA CERAMICS CO., LTD

May 17, 2010	By:	/s/ Huang Jia Dong
Name: Huang Jia Dong
Title: Chief Executive Officer (Principal Executive Officer)

May 17, 2010	By:	/s/ Hen Man Edmund
Name: Hen Man Edmund
Title: Chief Financial Officer (Principal Financial Officer)

China Ceramics Co., Ltd. and Its Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
China Ceramics Co., Ltd.

We have audited the accompanying consolidated statements of financial positions of China Ceramics Co., Ltd and its subsidiaries as of December 31, 2009, 2008 and 2007, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial positions of China Ceramics Co., Ltd. and its subsidiaries as of December 31, 2009, 2008 and 2007, and the results of its operations and cash flows for each of the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 4, the accompanying consolidated statements of comprehensive income for 2008 and 2007 have been restated.

/s/ GRANT THORNTON

Shanghai, PRC
May 17, 2010

China Ceramics Co., Ltd. and Its Subsidiaries

Consolidated Statements of Comprehensive Income

		For the year ended December 31,
		2009	2008	2007
	Notes	RMB’000	RMB’000	RMB’000
			(restated)	(restated)

Revenue	6	835,747	737,182	617,863

Cost of sales		(582,530)	(533,330)	(441,940)

Gross profit		253,217	203,852	175,923

Other income	6	3,735	2,701	2,339
Selling and distribution expenses		(6,912)	(6,620)	(6,059)
Administrative expenses		(10,088)	(9,932)	(6,158)
Merger costs	7	(26,429)	-	-
Finance costs	8	(1,375)	(941)	(576)

Profit before taxation	9	212,148	189,060	165,469

Income tax expense	10	(59,287)	(24,027)	(19,863)

Profit attributable to shareholders		152,861	165,033	145,606

Other comprehensive income
Exchange loss on translation of financial statements of foreign operations		(238)	-	-
Total comprehensive income for the year		152,623	165,033	145,606

Earnings per share for profit attributable to shareholders during the year
- Basic (RMB)	11	24.47	28.73	25.35
- Diluted (RMB)	11	23.65	28.73	25.35

The annexed notes form an integral part of and
should be read in conjunction with these Consolidated Financial Statements

China Ceramics Co., Ltd. and Its Subsidiaries

  Consolidated Statements of Financial Position

		As at December 31,
		2009	2008		2007
	Notes	RMB’000	RMB’000		RMB’000
ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment	12	64,184	72,172		80,766
Land use rights	13	165	168		172

		64,349	72,340		80,938
Current assets
Inventories	14	114,658	131,562		156,244
Trade receivables	15	270,840	195,848		181,236
Other receivables	16	149,268	3,364		3,364
Cash and bank balances	17	150,121	51,606		18,507

		684,887	382,380		359,351

Current liabilities
Trade payables	18	126,251	92,888		137,948
Accrued liabilities and other payables	19	74,749	90,948		56,526
Interest-bearing bank borrowings	20	26,500	12,300		9,500
Income tax payable		16,639	5,133		5,443

		244,139	201,269		209,417

Net current assets		440,748	181,111		149,934

Net assets		505,097	253,451		230,872

EQUITY
Share capital	21	61	0	*	58,980
Reserves	22	505,036	253,451		171,892

Total shareholder’s equity		505,097	253,451		230,872

* Amount less than RMB 1,000

The annexed notes form an integral part of and
should be read in conjunction with these Consolidated Financial Statements

China Ceramics Co., Ltd. and Its Subsidiaries

Consolidated Statements of Changes in Equity

	Share capital	Share premium	Reverse recapitalization reserve	Merger reserve	Share-based payment reserve	Statutory reserve	Retained earnings	Currency translation reserve	Total Equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Note 21)		(Note 22 (e))	(Note 22 (c))	(Note 22 d))	(Note 22 (a))		(Note 22 (b))
Balance at January 1, 2007	58,980	-	-	-	-	26,286	-	-	85,266
Total comprehensive income for the year	-	-	-	-	-	-	145,606	-	145,606
Transfer to statutory reserve	-	-	-	-	-	3,204	(3,204)	-	-
Balance at December 31, 2007	58,980	-	-	-	-	29,490	142,402	-	230,872
Total comprehensive income for the year	-	-	-	-	-	-	165,033	-	165,033
Arising from Reorganisation	(58,980)	-	-	58,980	-	-	-	-	-
Dividends (Note 23)	-	-	-	-	-	-	(142,454)	-	(142,454)
Transactions with owners	(58,980)	-	-	58,980	-	-	(142,454)	-	(142,454)
Balance at December 31, 2008	0 *	-	-	58,980	-	29,490	164,981	-	253,451
Arising from Reorganisation	-	-	-	9	-	-	-	-	9
Recapitalization of Company	61	592,088	(507,235)	-	-	-	-	-	84,914
Equity-settled share-based payment	-	(84,200)	-	-	98,300	-	-	-	14,100
Transactions with owners	61	507,888	(507,235)	9	98,300	-	-	-	99,023
Net profit for the year	-	-	-	-	-	-	152,861	-	152,861
Other comprehensive income
- Exchange loss on translation of financial statements of foreign operations	-	-	-	-	-	-	-	(238)	(238)
Total comprehensive income for the year	-	-	-	-	-	-	152,861	(238)	152,623
Transfer to statutory reserve	-	-	-	-	-	10,242	(10,242)	-	-
Balance at December 31, 2009	61	507,888	(507,235)	58,989	98,300	39,732	307,600	(238)	505,097

* Amount less than RMB 1,000

The annexed notes from an integral part of and
should be read in conjunction with these Consolidated Financial Statements

China Ceramics Co., Ltd. and Its Subsidiaries

Consolidated Statements of Cash Flows

		For the year ended December 31,
		2009	2008	2007
	Notes	RMB’000	RMB’000	RMB’000

Cash flows from operating activities
Profit before taxation		212,148	189,060	165,469
Adjustments for
Amortization of land use rights	9 / 13	3	4	3
Depreciation of property, plant and equipment	9 / 12	15,628	15,613	14,792
Gain on disposal of property, plant and equipment		(328)	-	-
Merger costs by share-based payment		14,100	-	-
Finance costs	8	1,375	941	576
Interest income	6	(402)	(394)	(168)
Foreign exchange gains		-	(16)	-
Operating profit before working capital changes		242,524	205,208	180,672
(Increase)/decrease in inventories		16,904	24,682	(41,213)
Increase in trade receivables		(74,992)	(14,612)	(40,847)
Decrease in other receivables		70	-	-
Increase/(decrease) in trade payables		31,956	(45,060)	27,378
Increase/(decrease) in accrued liabilities and other payables		(7,686)	10,290	(535)
Cash generated from operations		208,776	180,508	125,455
Interest paid		(1,375)	(941)	(576)
Income tax paid		(47,781)	(24,337)	(17,617)
Net cash generated from operating activities		159,620	155,230	107,262

Cash flows from investing activities
Prepayment for the Gaoan facility acquisition	29	(145,384)	-	-
Proceed from disposal of property, plant and equipment		729	-	-
Acquisition of property, plant and equipment	12	(8,041)	(7,019)	(4,324)
Interest received		402	394	168
Net cash used in investing activities		(152,294)	(6,625)	(4,156)

China Ceramics Co., Ltd. and Its Subsidiaries Consolidated Statement of Cash flows
		For the year ended December 31,
		2009	2008	2007
	Notes	RMB’000	RMB’000	RMB’000

Cash flows from financing activities
Bank borrowings obtained		42,300	17,300	9,500
Repayments of bank borrowings		(28,100)	(14,500)	(4,500)
Cash acquired in reverse recapitalization		104,491	-	-
Payment of underwriter fee		(8,500)	-	-
Repayments to a related party		-	-	(450)
Advances from/(repayments to) a director		3,364	1,694	(10,500)
Increase in paid up capital		0 *	0 *	-
Dividend paid	23	(22,455)	(120,000)	(91,242)
Net cash generated / (used) in financing activities		91,100	(115,506)	(97,192)

Net increase in cash and cash equivalents		98,426	33,099	5,914
Cash and cash equivalents at January 1		51,606	18,507	12,593
Effect of foreign exchange rate differences		89	-	-
Cash and cash equivalents at December 31	17	150,121	51,606	18,507

* Amount less than RMB 1,000

The annexed notes form an integral part of and
should be read in conjunction with these Consolidated Financial Statements

China Ceramics Co., Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements

1.	GENERAL INFORMATION

China Ceramics Co., Ltd. (“the Company” or “China Ceramics”) is a British Virgin Islands limited liability company operating under the British Virgin Islands Companies Act (2004). Its predecessor company, China Holdings Acquisition Corp. (“CHAC”) was incorporated in Delaware on June 22, 2007, and was organized as a blank check company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that has its principal operations in Asia.

On November 20, 2009, CHAC merged with and into China Ceramics, its wholly owned British Virgin Islands subsidiary, with China Ceramics surviving the merger (the “Redomestication”). On the same day, pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009 (the “acquisition agreement”), China Ceramics acquired all of the outstanding securities of Success Winner Limited (“Success Winner”) held by Mr. Wong Kung Tok  in exchange for $10.00 and 5,743,320 shares of China Ceramics (the “Success Winner Acquisition”).  The total number of issued and outstanding shares of China Ceramics immediately after the acquisition was 8,950,171 (Note 21).

Prior to the Success Winner Acquisition on November 20, 2009, neither CHAC nor China Ceramics had an operating business.

Jinjiang Hengda Ceramics Co., Ltd. (“Hengda”), who becomes the operating entity of China Ceramics (the “Group”) with the Success Winner Acquisition, was established on September 30, 1993 under the laws of PRC with 15% of its equity interest owned by Fujian Province Jinjiang City Anhai Junbing Hengda Construction Material Factory (“Anhai Hengda”) and 85% owned by Chi Wah Trading Import and Export Company (“Chi Wah”). Chi Wah is a sole proprietor under the laws of Hong Kong with its legal and equitable interest solely owned by Mr. Wong Kung Tok. Anhai Hengda was owned by Mr. Wong Kung Tok’s family, which was considered an act-in-concert party of Mr. Wong Kung Tok.

Hengda is principally engaged in the manufacture and sale of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings.

Hengda’s owners reorganized the corporate structure in 2008 and 2009 (the “Hengda Reorganisation” or the “Reorganisation”), as follows:

Stand Best Creation Limited (“Stand Best”) was established on January 17, 2008 under the laws of Hong Kong with its paid-up share capital being HK$1.00 divided into 1 ordinary share solely owned by Mr. Wong Kung Tok. The company acquired 100% of Hengda’s equity interest from Anhai Hengda and Chi Wah on April 1, 2008 at the consideration of RMB58,980,000.

Success Winner Limited (“Success Winner”) was incorporated in British Virgin Islands on May 29, 2009 as a limited liability company. The paid-up and issued capital of the company is US$1 divided into 1 ordinary share solely owned by Mr. Wong Kung Tok.

On June 30, 2009, through a capitalization agreement between Mr. Wong Kung Tok and Stand Best, Stand Best capitalized a shareholder loan due to Mr. Wong Kung Tok in the amount of HK$67.9 million (equivalent to approximately RMB58.9 million) through the issuance of an aggregate of 9,999 ordinary shares of HK$1.00 par value which Mr. Wong Kung Tok allotted to Success Winner.

On the same date, Mr. Wong Kung Tok transferred his ownership of the remaining 1 ordinary share of Stand Best to Success Winner, thus making Success Winner the sole parent company of Stand Best.

China Ceramics Co., Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements

1.	GENERAL INFORMATION (continued)

China Ceramics’ holding structure immediately after the acquisition and as at December 31, 2009 is as follows:

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1	Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, (“IFRSs”) which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards and Interpretations issued by the International Accounting Standard Board (“IASB”).

The significant accounting policies that have been used in the preparation of these consolidated financial statements are summarised below.  These policies have been consistently applied to all the years presented unless otherwise stated. The adoption of new or amended IFRSs and the impacts on the Group’s financial statements, if any, are disclosed in Note 3.

The consolidated financial statements have been prepared on the historical cost basis. The measurement bases are fully described in the accounting policies below.

It should be noted that accounting estimates and assumptions are used in preparation of the consolidated financial statements.  Although these estimates are based on management’s best knowledge and judgement of current events and actions, actual results may ultimately differ from those estimates.  The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 5.

China Ceramics Co., Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

The consolidated financial statements were approved and authorised for issue by the Board of Directors on May 13, 2010.

2.2	Basis of consolidation

The Success Winner Acquisition has been accounted for as a reverse recapitalisation. The acquisition agreement resulted in the former owner of Success Winner obtaining effective operating and financial control of the combined entity. Prior to the acquisition, China Ceramics had no operating business. Accordingly, the acquisition does not constitute a business combination for accounting purposes and is accounted for as a capital transaction. That is, the transaction is in substance a reverse recapitalisation, equivalent to the issuance of equity interests by Success Winner for the net monetary assets of China Ceramics accompanied by a recapitalisation. The consolidated financial statements are a continuation of the financial statements of Success Winner. The assets and liabilities of China Ceramics are recognised at their carrying amounts at the date of acquisition with a corresponding credit to the consolidated equity and no goodwill or other intangible assets are recognised. The equity of the combined entity recognised at the date of acquisition represents the equity balances of Success Winner together with the deemed proceeds from the reverse recapitalisation determined as described above. However, the equity structure presented in the consolidated financial statements (number and values of equity instruments issued) reflects the equity structure of the legal parent, China Ceramics. Costs directly attributable to the transaction have been debited to equity to the extent of net monetary assets received.

Success Winner and its subsidiaries as a group is regarded as a continuing entity resulting from the Hengda Reorganisation since the management of all the entities which took part in the Reorganisation was controlled by the same director and shareholder before and immediately after the Reorganisation. Consequently, immediately after the Reorganisation, there was a continuation of the control over the entities’ financial and operating policy decision and risk and benefits to the ultimate shareholders that existed prior to the Reorganisation. Accordingly, the reorganization has been accounted for as a reorganization under common control and the financial statements of Success Winner, Stand Best and Hengda have been combined on the basis of merger accounting for all periods presented.

The assets and liabilities of the combining entities or businesses are combined using the existing book values from the controlling party’s perspective. No amount is recognised as consideration for goodwill or excess of the acquirer’s interest in the net fair values of the acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of the common control combination. The consolidated statement of comprehensive income includes the results of each of the combining entities or businesses from the earliest date presented or the date of their incorporation/establishment or since the date when the combining entities or businesses first came under common control, where this is a shorter period, regardless of the date of the common control combination.

China Ceramics Co., Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.3	Foreign currency translation

The functional currency of China Ceramics is the United States dollar (“US dollar” or “US$”). The functional currency of Success Winner, Stand Best and Hengda is Renminbi (“RMB”), as their principal operations are predominantly conducted in the People’s Republic of China (PRC) where the group generate most of its revenue and incur most of expenses. The financial statements are presented in Renminbi (to the nearest thousand), being the currency that best reflects the economic substance of the underlying events and circumstances relevant to the Group.

In the individual financial statements of the consolidated entities, foreign currency transactions are translated into the functional currency of the individual entity using the exchange rates prevailing at the dates of the transactions.  At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at that date.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the reporting date retranslation of monetary assets and liabilities are recognised in profit or loss.

Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined and are reported as part of the fair value gain or loss.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

In the consolidated financial statements, all individual financial statements of foreign operations, originally presented in a currency different from the Group’s presentation currency, have been converted into Renminbi.  Assets and liabilities have been translated into Renminbi at the closing rates at the reporting date.  Income and expenses have been converted into Renminbi at the exchange rates ruling at the transaction dates, or at the average rates over the reporting period provided that the exchange rates do not fluctuate significantly.  Any differences arising from this procedure have been recognised in other comprehensive income and accumulated separately in the translation reserve in equity.

When a foreign operation is sold, such exchange differences are reclassified from equity to profit or loss as part of the gain or loss on sale.

2.4	Property, plant and equipment

Buildings held for own use which are situated on leasehold land, where the fair value of the building could be measured separately from the fair value of the leasehold land at the inception of the lease, and other items of plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Buildings held under leasing agreements are depreciated over their expected useful lives of 40 years.

China Ceramics Co., Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.4	Property, plant and equipment (continued)

Depreciation on other assets is provided to write off the cost less their residual values over their estimated useful lives, using the straight-line method, at the following rates per annum:

Renovation	10%
Plant and machinery	10%-20%
Motor vehicles	10%
Office equipment	10%-20%

The assets’ residual values, depreciation methods and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

The gain or loss arising on retirement or disposal is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in profit or loss.  Any revaluation surplus remaining in equity is transferred to retained earnings on the disposal of land and building.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.  All other costs, such as repairs and maintenance, are charged to profit or loss during the financial period in which they are incurred.

2.5	Land use rights

Upfront payments made to acquire land held under an operating lease are stated at cost less accumulated amortization and any accumulated impairment losses. Amortization is calculated on a straight line basis over the leasing period of 50 years.

2.6	Research and development activities

Costs associated with research activities are expensed in profit or loss as they occur.  Costs that are directly attributable to development activities are recognised as intangible assets provided they meet the following recognition requirements:

(i)	demonstration of technical feasibility of the prospective product for internal use or sale;

(ii)	there is intention to complete the intangible asset and use or sell it;

(iii)	the group’s ability to use or sell the intangible asset is demonstrated;

(iv)	the intangible asset will generate probable economic benefits through internal use or sale;

(v)	sufficient technical, financial and other resources are available for completion; and the expenditure attributable to the intangible asset can be reliably measured.

Direct costs include employee costs incurred on development activities along with an appropriate portion of relevant overheads.  The costs of development of internally generated products or knowhow that meet the above recognition criteria are recognised as intangible assets.  They are subject to the same subsequent measurement method as acquired intangible assets.

China Ceramics Co., Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.7	Financial assets

The Group’s accounting policies for financial assets are set out below.

Financial assets are classified into the following category:

-	loans and receivables

Management determines the classification of its financial assets at initial recognition depending on the purpose for which the financial assets were acquired and where allowed and appropriate, re-evaluates this designation at every reporting date.

All financial assets are recognised when, and only when, the Group becomes a party to the contractual provisions of the instrument.  Regular way purchases of financial assets are recognised on trade date. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

Derecognition of financial assets occurs when the rights to receive cash flows from the investments expire or are transferred and substantially all of the risks and rewards of ownership have been transferred.

At each reporting date, financial assets are reviewed to assess whether there is objective evidence of impairment.  If any such evidence exists, impairment loss is determined and recognised based on the classification of the financial asset.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  Loans and receivables are subsequently measured at amortised cost using the effective interest method, less any impairment losses.  Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction cost.

Impairment of financial assets

At each reporting date, financial assets are reviewed to determine whether there is any objective evidence of impairment.

Objective evidence of impairment of individual financial assets includes observable data that comes to the attention of the Group about one or more of the following loss events:

China Ceramics Co., Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.7	Financial assets (continued)

-	Significant financial difficulty of the debtor;

-	A breach of contract, such as a default or delinquency in interest or principal payments;

-	It becoming probable that the debtor will enter bankruptcy or other financial reorganisation;

-	Significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

-	A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

Loss events in respect of a group of financial assets include observable data indicating that there is a measurable decrease in the estimated future cash flows from the group of financial assets. Such observable data includes but not limited to adverse changes in the payment status of debtors in the group and national or local economic conditions that correlate with defaults on the assets in the group.

If any such evidence exists, the impairment loss is measured and recognised as follows:

(i)	Financial assets carried at amortized cost

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition).  The amount of the loss is recognised in profit or loss of the period in which the impairment occurs.

If, in subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that it does not result in a carrying amount of the financial asset exceeding what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.  The amount of the reversal is recognized in profit or loss of the period in which the reversal occurs.

For financial assets other than trade receivables that are stated at amortized cost, impairment losses are written off against the corresponding assets directly. Where the recovery of trade receivables is considered doubtful but not remote, the impairment losses for doubtful receivables are recorded using an allowance account. When the Group is satisfied that recovery of trade receivables is remote, the amount considered irrecoverable is written off against trade receivables directly and any amounts held in the allowance account in respect of that receivable are reversed.

Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

China Ceramics Co., Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Inventories

Inventories are carried at the lower of cost and net realizable value.  Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and applicable selling expenses.

Cost is determined using the weighted average basis, and in the case of work in progress and finished goods, comprises direct materials, direct labor and an appropriate proportion of overhead.

2.9	Cash and cash equivalents

Cash and cash equivalents include cash at bank and in hand, demand deposits with banks and short term highly liquid investments with original maturities of three months or less that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value. For the purpose of the statement of cash flows presentation, cash and cash equivalents include bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management.

2.10	Financial liabilities

The Group’s financial liabilities include bank loans, trade and other payables and accrued liabilities. They are included in line items in the statement of financial position as borrowings under current or non-current liabilities, accrued liabilities or trade and other payables.

Financial liabilities are recognized when the Group becomes a party to the contractual provisions of the instrument. All interest related charges are recognized in accordance with the Group’s accounting policy for borrowing costs (see Note 2.17).

A financial liability is  derecognized when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amount is  recognized in profit or loss.

Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is  recognized in profit or loss over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

China Ceramics Co., Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.10	Financial liabilities (continued)

Trade and other payables and accrued liabilities

Trade and other payables and accrued liabilities are recognized initially at their fair value and subsequently measured at amortized cost, using the effective interest method.

2.11	Leases

Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

Where the Group has the right to use of assets held under operating leases, payments made under the leases are charged to the income statement on a straight line basis over the lease terms except where an alternative basis is more representative of the time pattern of benefits to be derived from the leased assets. Lease incentives received are recognized in profit or loss as an integral part of the aggregate net lease payments made.  Contingent rental are charged to profit or loss in the accounting period in which they are incurred.

2.12	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.  Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.  Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future uncertain events not wholly within the control of the group are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

2.13	Share capital

Ordinary shares are classified as equity. Share capital is determined using the nominal value of shares that have been issued.

Any transaction costs associated with the issuing of shares are deducted from share premium (net of any related income tax benefit) to the extent they are incremental costs directly attributable to the equity transaction.

China Ceramics Co., Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.14	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods, net of rebates and discounts.  Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is  recognized as follows:

Sales of goods are recognized upon transfer of the significant risks and rewards of ownership to the customer.  This is usually taken as the time when the goods are delivered and the customer has accepted the goods.

Interest income is recognized on a time-proportion basis using the effective interest method.

2.15	Impairment of non-financial assets

Impairment testing is made on the Group’s Property, plant and equipment and land use rights.

An impairment loss is recognized as an expense immediately for the amount by which the asset’s carrying amount exceeds its recoverable amount. Recoverable amount is the higher of fair value, reflecting market conditions less costs to sell, and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of time value of money and the risk specific to the asset.

An impairment loss is reversed if there has been a favorable change in the estimates used to determine the asset’s recoverable amount and only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

2.16	Employee benefits

Retirement benefits

The employees of the Group’s PRC subsidiary are required to participate in a central pension scheme operated by the local municipal government. Contributions are recognized as an expense in profit or loss as employees render services during the year. The Group’s obligation under these plans is limited to the fixed percentage contributions payable.

China Ceramics Co., Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.17	Borrowing costs

Borrowing costs incurred for the acquisition, construction or production of any qualifying asset are recognized during the period of time that is required to complete and prepare the asset for its intended use. A qualifying asset is an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.  Other borrowing costs are expensed when incurred.

Borrowing costs are recognized as part of the cost of a qualifying asset when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are being undertaken. Capitalization of borrowing costs ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are complete.

2.18	Accounting for income taxes

Income tax comprises current tax and deferred tax.

Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting period, that are unpaid at the reporting date.  They are calculated according to the tax rates and tax laws applicable to the fiscal periods to which they relate, based on the taxable profit for the year.  All changes to current tax assets or liabilities are recognized as a component of tax expense in profit or loss.

Deferred tax is calculated using the liability method on temporary differences at the reporting date between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases.  Deferred tax liabilities are generally recognized for all taxable temporary differences.  Deferred tax assets are recognized for all deductible temporary differences, tax losses available to be carried forward as well as other unused tax credits, to the extent that it is probable that taxable profit, including existing taxable temporary differences, will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilized.

Deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither taxable nor accounting profit or loss.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax is calculated, without discounting, at tax rates that are expected to apply in the period the liability is settled or the asset realized, provided they are enacted or substantively enacted at the reporting date.

China Ceramics Co., Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.18	Accounting for income taxes (continued)

Changes in deferred tax assets or liabilities are recognized in profit or loss, or in other comprehensive income or directly in equity if they relate to items that are charged or credited to other comprehensive income or directly in equity.

Current tax assets and current tax liabilities are presented in net if, and only if,

(a)	the Group has the legally enforceable right to set off the recognized amounts; and

(b)	intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The Group presents deferred tax assets and deferred tax liabilities in net if, and only if,

(a)	the entity has a legally enforceable right to set off current tax assets against current tax liabilities; and

(b)	the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either:

(i)	the same taxable entity; or

(ii)
different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to release the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

2.19	Segment reporting

The Group identifies operating segments and prepares segment information based on the regular internal financial information reported to the Chief Executive Officer and executive directors, who are the Company's chief operating decision maker, for their decisions about resources allocation to the Group’s business components and for their review of the performance of those components.

Business segment

The Company operates principally in the manufacture and sale of medium to high-end ceramic tiles. The Chief Executive Officer and executive directors regularly review the Group's business as one business segment.

Geographical segment

The business of the Group is engaged entirely in the PRC. The Chief Executive Officer and executive directors regularly review the Group's business as one geographical segment.

2.20	Related parties

For the purposes of these financial statements, a party is considered to be related to the group if:

(i)
the party has the ability, directly or indirectly through one or more intermediaries, to control the group or exercise significant influence over the group in making financial and operating policy decisions, or has joint control over the group;

(ii)	the group and the party are subject to common control;

China Ceramics Co., Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.20	Related parties (continued)

(iii)	the party is an associate of the group or a joint venture in which the group is a venturer;

(iv)
the party is a member of key management personnel of the group or the group’s parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v)	the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi)	the party is a post-employment benefit plan which is for the benefit of employees of the group or of any entity that is a related party of the group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

2.21	Equity-settled share based payments

The Group has received services from financial advisors related to the Success Winner Acquisition (Note 1) as consideration for transfer of shares by a shareholder. Since financial advisory services are predominantly compensated by contingent shares in the market, the fair value of these service could not be estimated reliably. Therefore, the services were measured indirectly at the cost of the equity instruments granted.

3	ADOPTION OF NEW OR AMENDED IFRSs

In the current year, the Group has applied for the first time the following new standards, amendments and interpretations (the “new IFRSs”)  issued by the IASB, which are relevant to and effective for the Group’s financial statements for the annual period beginning on 1 January 2009:

IAS 1 (Revised 2007)	Presentation of financial statements
IAS 23 (Revised 2007)	Borrowing costs
IFRS 2 (Amendments)	Share-based payment – vesting conditions and cancellations
IFRS 7 (Amendments)	Improving disclosures about financial instruments
IFRS 8	Operating segments

Various – Annual improvements to IFRSs 2008

Other than as noted below, the adoption of the new IFRSs had no material impact on how the results and financial position for the current and prior periods have been prepared and presented.

IAS 1 (Revised 2007) Presentation of financial statements

The adoption of IAS 1 (Revised 2007) makes certain changes to the format and titles of the primary financial statements and to the presentation of some items within these statements. An additional statement of financial position as at the beginning of the earliest comparative period is required when an entity applies an accounting policy retrospectively or makes a retrospective restatement of items in its financial statements or when it reclassifies items in its financial statements. It also gives rise to additional disclosures.

China Ceramics Co., Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements

3	ADOPTION OF NEW OR AMENDED IFRSs (continued)

The measurement and recognition of the Group’s assets, liabilities, income and expenses is unchanged. However, some items that were recognised directly in equity are now recognised in other comprehensive income, for example, exchange loss on translation of financial statements of foreign operations. IAS 1 affects the presentation of owner changes in equity and introduces a ‘Statement of comprehensive income’. Comparatives have been restated to conform with the revised standard. The Group has applied changes to its accounting polices on presentation of financial statements and segment reporting retrospectively. However, the changes to the comparatives have not affected the consolidated statement of financial position at January 1, 2007 and accordingly an additional statement of financial position as at January 1, 2007 is not presented.

IFRS 8 Operating segments

The adoption of IFRS 8 has not affected the identified and reportable operating segments for the Group. However, reported segment information are is now based on internal management reporting information that is regularly reviewed by the chief operating decision maker.  In the previous annual financial statements, segments were identified by reference to the dominant source and nature of the Group’s risks and returns.

Annual improvements to IFRSs 2008

In October 2008, the IASB issued its first Annual improvements to IFRSs which set out amendments to a number of IFRSs. There are separate transitional provisions for each standard.

The management anticipates that all of the pronouncements will be adopted in the Group’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new and amended IFRSs that are expected to have impact on the Group’s accounting policies is provided below. Certain other new and amended IFRSs have been issued but are not expected to have a material impact of the Group’s financial statements.

IFRS 3 Business combinations (Revised 2008)

The standard is applicable in reporting periods beginning on or after July 1, 2009 and will be applied prospectively. The new standard still requires the use of the purchase method (now renamed the acquisition method) but introduces material changes to the recognition and measurement of consideration transferred and the acquiree’s identifiable assets and liabilities, and the measurement of non-controlling interests (previously known as minority interest) in the acquiree. The new standard is expected to have a significant effect on business combinations occurring in reporting periods beginning on or after July 1, 2009.

IFRS 9 Financial instruments

The standard is effective for accounting periods beginning on or after January 1, 2013 and addresses the classification and measurement of financial assets. The new standard reduces the number of measurement categories of financial assets and all financial assets will be measured at either amortised cost or fair value based on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Fair value gains and losses will be recognised in profit or loss except for those on certain equity investments which will be presented in other comprehensive income. The Group do not expect the standard to have a material effect on its consolidated financial statements.

China Ceramics Co., Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements

3	ADOPTION OF NEW OR AMENDED IFRSs (continued)

Annual improvements 2009

The IASB has issued Improvements to International Financial Reporting Standards 2009. Most of the amendments become effective for annual periods beginning on or after January 1, 2010. The Group is currently assessing the possible impact of the amendment on its results and financial position in the first year of application.

4	RESTATEMENT OF PRIOR YEAR FINANICAL STATEMENTS

In the financial years ended December 31, 2006, 2007 and 2008, the Group recognized cash consideration that Hengda gave to its distributors to promote sales and timely collection as selling and distribution expenses. The Group and its independent auditor revisited the contractual relationship between Hengda and its distributors in 2009. It was determined that the Group has incorrectly applied IAS 18, Revenue in recognising this cash consideration as selling and distribution expenses.

IAS 18 requires revenue be measured at the fair value of the consideration received or receivable, which is normally the price specified in the sales contracts taking into account the amount of any trade discounts and volume rebates allowed by the vendors. The Group now believes that revenue should be reduced since the cash considerations Hengda paid to its distributors are a combination of volume rebates and settlement discounts in substance. As a result, the Group restated the comparative revenue, gross profit, and selling and distribution expense figures in the Statements of Comprehensive Income for the financial years ended December 31, 2007 and 2008, and reclassified RMB 32,107,000 and RMB 39,388,000 from selling and distribution expenses to sales rebates and discounts (a contra revenue account) to reflect the company’s revenue at the fair value of the consideration received or receivable for the sales of goods, net of rebates and discounts. This reclassification reduced revenue, gross profit, and selling and distribution expenses by RMB 32,107,000 and RMB 39,388,000 for the financial years of 2007 and 2008 respectively. There was no effect over the profit attributable to shareholders and earnings per share (basic and diluted).

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

5.1	Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future.  The resulting accounting estimates will, by definition, seldom equal the related actual results.  The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

China Ceramics Co., Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

5.1	Critical accounting estimates and assumptions (continued)

Depreciation of property, plant and equipment

Property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives. Management estimates the useful lives of property, plant and equipment to be within 5 to 40 years. The carrying amounts of the Group’s property, plant and equipment as at December 31, 2009, 2008 and 2007 were RMB 64,184,000, RMB 72,172,000 and RMB 80,766,000 respectively. Changes in the expected level of usage and technological developments could impact the economic useful lives and the residual values of these assets, therefore future depreciation charges could be revised.

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

Net realizable value of inventories

Net realizable value of inventories is the management’s estimation of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of similar nature. It could change significantly as a result of various market factors.

5.2	Critical judgements in applying the entity's accounting policies

Accounting for the Success Winner Acquisition

The Company has accounted for the Success Winner Acquisition (Note 1) as a reverse recapitalisation. The management believes the acquisition agreement resulted in the former owner of Success Winner obtaining effective operating and financial control of the combined entity through 1) the owner's majority shareholder interest in the combined entity immediately after the acquisition, 2) his significant representation on the Board of Directors and 3) Success Winner management being named to all the senior executive positions in the combined entity.

Prior to the acquisition, China Ceramics had no operating business. Accordingly, the management believes the acquisition does not constitute a business combination and treats it as a capital transaction for accounting purposes.

China Ceramics Co., Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements

5.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

5.2	Critical judgements in applying the entity's accounting policies (continued)

Accounting for the equity-settled share-based payment to financial advisors

The management has measured its equity-settled share-based payment to some financial advisors indirectly at the cost of the equity instruments granted as the fair value of the services could not be estimated reliably.

The management has determined this equity-settled share-based payment, together with the audit, legal and consulting fees incurred for the Success Winner Acquisition (Note 1), were all incremental transaction costs directly related to the reverse recapitalization transaction and has charged these costs directly to equity to the extent of net monetary assets received and charged the incremental transaction costs in excess of the net monetary assets received to expense.

Determining the date when the Company obtained control of the Gaoan Facility (Note 29)

The management has regarded January 8, 2010, the date when the registration and business license was officially transferred from the Gaoan Facility's former shareholders to the Group and when an executive officer was appointed by the Group to take over controls over the Facility's operating and financing activities, as the date the  Group obtained control of the Gaoan Facility. As a result, the acquisition of the facility has been disclosed as a subsequent event in Note 29.

6.	REVENUE AND OTHER INCOME

Revenue comprises the fair value of the consideration received or receivable for the sale of goods. An analysis of the Group's revenue and other income is as follows:

	Year ended December 31,
	2009	2008	2007
	RMB'000	RMB'000	RMB'000
		(restated)	(restated)
Revenue
Sale of goods	835,747	737,182	617,863

Other income
Sale of scrap materials	3,211	2,291	2,171
Interest income	402	394	168
Foreign exchange gains	122	16	-
	3,735	2,701	2,339

China Ceramics Co., Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements

7.	MERGER COSTS

The merger costs of RMB 26.4 million were legal fees, audit fees, and other professional advisors’ costs directly attributable to the reverse recapitalization transaction which exceeded the net monetary assets received.  The Group treats these incremental transaction costs exceeding the net monetary assets received as the expenses Success Winner incurred to obtain a public listing in the United States of America (Note 5.2).

8.	FINANCE COSTS

Finance costs comprise interest expense on the Group’s short-term bank borrowings:

	Year ended December 31,
	2009	2008	2007
	RMB'000	RMB'000	RMB'000

Interest on bank borrowings	1,375	941	576

9.	PROFIT BEFORE TAXATION

The Group's profit before taxation is arrived at after charging:

	Year ended December 31,
	2009	2008	2007
	RMB'000	RMB'000	RMB'000
Amortisation of land use rights	3	4	3
Cost of inventories recognised as expense	417,191	364,532	273,532
Depreciation expense charged to
- cost of sales	15,119	15,102	14,385
- administrative expenses	509	511	407
Directors' remuneration
- salaries and related cost	216	142	124
- retirement scheme contribution	5	5	3
Key management personnel (other than directors)
- salaries and related cost	1,638	596	494
- retirement scheme contribution	7	15	13
Research and development personnel
- salaries and related cost	851	877	1,523
- retirement scheme contribution	12	14	24
Other personnel
- salaries and related cost	35,557	32,910	29,553
- retirement scheme contribution	597	526	462
Operating lease expenses	12,899	13,192	13,192

China Ceramics Co., Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements

10.	INCOME TAX EXPENSE

	Year ended December 31,
	2009	2008	2007
	RMB'000	RMB'000	RMB'000
Current year provision:
PRC income tax	59,287	24,027	19,863

No deferred tax has been provided as the Group did not have any significant temporary differences which gave rise to a deferred tax asset or liability at December 31, 2007, 2008 and 2009.

Reconciliation between tax expense and profit before taxation at applicable tax rates is as follows:

	Year ended December 31,
	2009	2008	2007
	RMB'000	RMB'000	RMB'000

Profit before taxation	212,148	189,060	165,469

Tax calculated at a tax rate of 25% (2009), 25% (2008) and 27% (2007)	53,037	47,261	44,677
Tax effect of tax exemption and concession	-	(23,631)	(24,820)
Tax effect on non deductible expenses	3,525	397	6
Tax effect on different tax rate of group entities operation in other jurisdictions	2,725	-	-
	59,287	24,027	19,863

British Virgin Islands Profits Tax

The Group has not been subject to any taxation in this jurisdiction for the year ended December 31, 2009 (2007 and 2008: Nil).

Hong Kong Profits Tax

No Hong Kong profits tax has been provided as the Group has no assessable profit arising in Hong Kong for the year ended December 31, 2009 (2007 and 2008: Nil).

PRC Income Tax

In 2007, pursuant to the “Income Tax Law of the PRC for Enterprises with Foreign Investments and Foreign Enterprises”, the provision for PRC income tax for the foreign investment enterprises of production nature established in the Coastal Economic Open Zone is calculated based on a statutory income tax rate of 27% for the relevant period, which included a 24% enterprise income tax and a 3% local income tax.

Pursuant to the “PRC Enterprise Income Tax Law” passed by the Tenth National People’s Congress on  March 16, 2007, the new enterprise income tax rates for domestic enterprises and foreign investment enterprises are unified at 25% and was effective from January 1, 2008.

Based on the “Income Tax Law of the PRC for Enterprises with Foreign Investments and Foreign Enterprises”, Hengda was entitled to full exemption from income tax for the first two years and a 50% reduction in income tax for the next three years starting from its first profitable year of operations. The first profitable year of Hengda was the calendar year ended December 31, 2004 for the purpose of determining the tax holiday period.

China Ceramics Co., Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements

10.	INCOME TAX EXPENSE (continued)

Any dividend paid by a PRC entity to an overseas parent made out of profits earned after January 1, 2008 will be subject to up to 10% withholding tax. Hengda, the Group's PRC subsidiary, has cumulative undistributed earnings of RMB 166,656,000 and RMB  334,275,000 as of December 31, 2008 and 2009, which are included in consolidated retained earnings and will continue to be indefinitely reinvested in the PRC subsidiary's operations.  Accordingly, no provision has been made for deferred taxes related to future repatriation of these earnings. If the Group were to distribute these cumulated earnings in the foreseeable future, the deferred tax liabilities of RMB 16,666,000 and RMB 33,428,000 would be recognised as of December 31, 2008 and 2009, respectively.

11.	EARNINGS PER SHARE (“EPS”)

Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the periods. Diluted EPS is computed similar to basic net income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted net earning per share is based on the assumption that all dilutive warrants were exercised. Dilution is computed by applying the treasury stock method. Under this method, the warrants are assumed to be exercised at the date of the reverse recapitalization, and as if funds obtained thereby were used to purchase common stock at the average market price during the period. The following table presents a reconciliation of basic and diluted earnings per share:

	Years ended December 31,
	2009	2008	2007
Income (numerator):
Income attributable to holders of ordinary shares (RMB):	152,861,000	165,033,000	145,606,000

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic income per share	6,246,820	5,743,320	5,743,320
Plus incremental weighted average ordinary shares from assumed conversions of warrants using treasury stock method	215,604	-	-
Weighted average ordinary shares outstanding used in computing diluted income per share	6,462,424	5,743,320	5,743,320

Earnings per share-basic (RMB)	24.47	28.73	25.35

Earnings per share-diluted (RMB)	23.65	28.73	25.35

China Ceramics Co., Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements

12.	PROPERTY, PLANT AND EQUIPMENT

	Buildings RMB'000	Plant and machinery RMB'000	Motor vehicles RMB'000	Office equipment RMB'000	Total RMB'000
Cost

At January 1, 2007	2,913	147,507	4,003	976	155,399
Additions	450	3,750	621	163	4,984
At December 31, 2007	3,363	151,257	4,624	1,139	160,383
Additions	-	6,281	512	226	7,019

At December 31,2008	3,363	157,538	5,136	1,365	167,402
Additions	-	7,750	-	291	8,041
Disposals	-	(7,767)	-	(248)	(8,015)
At December 31, 2009	3,363	157,521	5,136	1,408	167,428

Accumulated depreciation

At January 1, 2007	565	63,009	915	336	64,825
Depreciation charge	69	14,124	407	192	14,792

At December 31, 2007	634	77,133	1,322	528	79,617
Depreciation charge	112	14,802	472	227	15,613

At December 31, 2008	746	91,935	1,794	755	95,230
Depreciation charge	112	14,805	488	223	15,628
Disposals	-	(7,379)	-	(235)	(7,614)
At December 31, 2009	858	99,361	2,282	743	103,244

Net book amount

At December 31, 2007	2,729	74,124	3,302	611	80,766

At December 31, 2008	2,617	65,603	3,342	610	72,172

At December 31, 2009	2,505	58,160	2,854	665	64,184

All property, plant and equipment held by the Group are located in the PRC.

The Group’s building including renovation with a carrying value of approximately RMB 2,729,000, RMB 2,617,000 and RMB 2,505,000 was pledged as securities to secure the Group’s interest-bearing bank borrowings at December 31, 2007,  2008 and 2009 respectively (Note 20).

China Ceramics Co., Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements

13.	LAND USE RIGHTS

	2009	2008	2007
	RMB'000	RMB'000	RMB'000

At beginning of the year
Cost	180	180	180
Accumulated amortisation	(12)	(8)	(5)
Net book amount	168	172	175

For the year
Opening net book amount	168	172	175
Amortisation	(3)	(4)	(3)
Net book amount	165	168	172

At end of the year
Cost	180	180	180
Accumulated amortisation	(15)	(12)	(8)
Net book amount	165	168	172

The land use rights of the Group refer to lands located in PRC which were pledged to the banks as securities for the Group’s interest-bearing bank borrowings at December 31, 2007, 2008 and 2009 respectively (Note 20).

14.	INVENTORIES

	As at December 31,
	2009	2008	2007
	RMB'000	RMB'000	RMB'000
At cost
Raw materials	15,825	26,400	33,408
Work in progress	5,050	5,024	5,431
Finished goods	93,783	100,138	117,405
	114,658	131,562	156,244

There has been no inventory write-off or allowance for inventory obsolescence for the years ended December 31, 2007, 2008, and 2009.

China Ceramics Co., Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements

15.	TRADE RECEIVABLES

The Group’s trade receivables are denominated in Renminbi and non-interest bearing, and generally have credit terms within 90 days.

The aging analysis of the Group’s trade receivables is as follows:

	As at December 31,
	2009	2008	2007
	RMB'000	RMB'000	RMB'000

Current (within 90 days)	270,840	195,848	180,197
Past due 0-3 months	-	-	1,039
Past due 3-6 months	-	-	-
Past due over 6 months	-	-	-
	270,840	195,848	181,236

As at December 31, 2007, 2008 and 2009, trade receivables of RMB 180,197,000, RMB 195,848,000 and RMB 270,840,000 were neither past due nor impaired. These related to a large number of diversified customers for whom there was no recent history of default.

The RMB 1,039,000 trade receivables that were past due but not impaired as at December 31, 2007 related to customers who had a good track record of credit with the Group. Management believed that no impairment allowance was necessary in respect of these past due balances as there had not been a significant change in credit quality and the balances were still considered to be fully recoverable. All of the past due balances were subsequently received. The Group does not hold any collateral in respect of trade receivables past due but not impaired.

16.	OTHER RECEIVABLES

	As at December 31,
	2009	2008	2007
	RMB'000	RMB'000	RMB'000

Amount due by Anhai Hengda	-	3,364	3,364
Prepayment of acquisition cost for the Gaoan facility	145,384	-	-
Other	3,884	-	-
	149,268	3,364	3,364

The amount due by Anhai Hengda related to purchase of property, plant and equipment that the Group had paid on Anhai Hengda’s behalf and was denominated in Renminbi. These amounts were interest free, unsecured and repayable on demand.  Anhai Hengda ceased to be a related party of the Group from April 23, 2008. The amount has been fully repaid on August 3, 2009.

The prepayment of acquisition cost in the amount of RMB 145.4 million is the payment made by the Group for acquisition of  the Gaoan Facility by December 31, 2009 (Note 29).

As at December 31, 2007, 2008 and 2009, other receivables of RMB 3,364,000, RMB 3,364,000 and RMB 149,268,000 were neither past due nor impaired.

China Ceramics Co., Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements

17.	CASH AND BANK BALANCES

	As at December 31,
	2009	2008	2007
	RMB'000	RMB'000	RMB'000

Cash on hand	38	49	97
Cash at bank	150,083	51,557	18,410
	150,121	51,606	18,507

Cash and bank balances are denominated in the following currencies:

	As at December 31,
	2009	2008	2007
	RMB'000	RMB'000	RMB'000

Renminbi	78,316	51,603	18,507
Hong Kong dollar	13	3	-
US dollar	71,792	-	-
	150,121	51,606	18,507

Bank balances denominated in Renminbi are deposited with banks in the PRC and are not freely convertible to foreign currencies. The conversion of these RMB denominated balances into foreign currencies is subject to the foreign exchange control rules and regulations promulgated by the PRC Government.

As at December 31, 2009, bank balances denominated in US dollars with an amount of RMB equivalent 5,147,000 were deposited with banks in the United States of America, and held by China Ceramics whose functional currency is US dollars.

The cash at bank bears interest ranging from 0.72% to 0.81%, 0.36% to 0.81% and at 0.36% per annum during the years ended December 31, 2007, 2008 and 2009 respectively.

18.	TRADE PAYABLES

	As at December 31,
	2009	2008	2007
	RMB'000	RMB'000	RMB'000

Trade payables	126,251	92,888	137,948

Trade payables are denominated in Renminbi and generally have credit terms ranging from 30 days to 180 days.

China Ceramics Co., Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements

19.	ACCRUED LIABILITIES AND OTHER PAYABLES

	As at December 31,
	2009	2008	2007
	RMB'000	RMB'000	RMB'000
Dividend payable	-	22,455	-
Amount owing to related parties	3,380	3,118	1,439
Sales rebates and discounts payable	44,380	40,891	33,219
Accrued liabilities	10,843	8,636	6,792
Deposits payables	12,400	12,400	11,200
Other payables for acquisition of property, plant and equipment	-	-	660
VAT payable	3,746	3,448	3,216
	74,749	90,948	56,526

Accrued liabilities and other payables are denominated in the following currencies:

	As at December 31,
	2009	2008	2007
	RMB'000	RMB'000	RMB'000
Renminbi	71,117	89,270	56,526
Hong Kong dollar	1,941	1,678	-
US dollar	1,691	-	-
	74,749	90,948	56,526

Amount owing to related parties relate to 1) payments made by a director on Hengda’s behalf for the purchase of motor vehicles used by the Group and 2) advances from a shareholder to the Group for working capital purposes. The amount is interest free, unsecured and repayable on demand.

Accrued liabilities consist mainly of accrued rental, wages, repair, maintenance and utility expenses.

China Ceramics Co., Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements

20.	INTEREST- BEARING BANK BORROWINGS

	As at December 31,
	2009	2008	2007
	RMB'000	RMB'000	RMB'000
Current
Short-term ban borrowings
Secured and repayable within one year	26,500	12,300	9,500

The Group's interest-bearing bank borrowings are pledged by the Group's buildings and land use rights (Note 12 and 13). Short-term bank borrowings bear effective interests rates ranging from approximately 6.39% to 7.96%, 9.34% to 9.71% and 5.84% to 9.71% per annum during the years ended December 31, 2007, 2008 and 2009 respectively.

The carrying amounts of interest-bearing bank borrowings are denominated in Renminbi.

21.	SHARE CAPITAL

As the Success Winner Acquisition (Note 1) was accounted for as a reverse recapitalization transaction, the equity structure (i.e. the number and type of equity interests issued) in the consolidated financial statements as of December 31, 2009 reflects the equity structure of China Ceramics (the legal parent and accounting acquiree), including the equity interests China Ceramics issued to effect the combination.

The movement of the equity structure is as follows:

	2009 (China Ceramics)		2008 (Stand Best)			2007 (Hengda)
	Number of shares	US$ '000	Number of shares	HK$ '000		Number of shares		RMB '000
Authorised
At January 1	41,000,000	41	N/A	N/A		N/A	(1)	58,980
Issuance of ordinary share for Stand Best’s incorporation	-	-	1	0	(2)	-		-
Increase of authorised shares in connection with CHAC’s Redomestication	10,000,000	10	-	-		-		-
At December 31	51,000,000	51	1	0	(2)	N/A	(1)	58,980

(1) Hengda's registered and paid-in capital is not delineated by shares.
(2) Amount less than HK$ and RMB equivalent 1,000

China Ceramics Co., Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements

21.	SHARE CAPITAL (continued)

	2009 (China Ceramics)		2008 (Stand Best)			2007 (Hengda)
	Number of shares	US$ '000	Number of shares	HK$ '000		Number of shares		RMB '000
Issued and fully paid:
At January 1	16,000,000	16.0	N/A	N/A		N/A	(1)	58,980
Issuance of ordinary shares in Stand Best’s incorporation	-	-	1	0	(2)	-		-
Issuance of ordinary shares to Mr. Wong Kung Tok in connection with the reverse recapitalization	5,743,320	5.7	-	-		-		-
Redemption and repurchase of shares in connection with the reverse recapitalization	(11,193,149)	(11.2)	-	-		-		-
Cancellation of CHAC founders' shares in connection with the reverse recapitalization	(1,600,000)	(1.6)	-	-		-		-
At December 31	8,950,171	8.9 (3)	1	0	(2)	N/A	(1)	58,980

(1) Hengda's registered and paid-in capital is not delineated by shares.
(2) Amount less than HK$ and RMB equivalent 1,000
(3) RMB equivalent 61,000

On November 21, 2007, CHAC consummated its initial public offering, or IPO, of 12,800,000 units, including 800,000 units subject to an over-allotment option, with each unit consisting of one ordinary share, US$ 0.001 par value per share, and one warrant to purchase one ordinary share at an exercise price of US$7.50 per share. The units were sold at an offering price of US$10.00 per unit, generating total gross proceeds of US$128,000,000. Simultaneously with the consummation of the IPO, CHAC consummated the private sale of 2,750,000 warrants to CHAC’s founders at a price of US$1.00 per warrant, generating total proceeds of US$2,750,000. CHAC’s founders had 3,200,000 ordinary shares as founding shares.

All ordinary shares are equally eligible to receive dividends and represent one vote at shareholders’ meetings of the Company.

Each warrant entitles the holder to purchase shares at US$7.50 per share, subject to adjustment in the event of stock dividends and splits, reclassifications, combinations and similar events for a period commencing on the later of: (a) completion of the business combination and (b) one year from the closing date of IPO, and ending November 16, 2012. China Ceramics may call the warrants for redemption, in whole and not in part at a price of $0.01 per warrant at any time after the warrants become exercisable, upon not less than 30 days’ prior written notice of redemption to each warrant holder, and if, and only if, the reported last sale price of the shares equals or exceeds $14.25 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders.

China Ceramics Co., Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements

21.	SHARE CAPITAL (continued)

On November 20, 2009, pursuant to the acquisition agreement, China Ceramics acquired all of the issued and outstanding shares of Success Winner held by Mr. Wong Kung Tok in exchange for $10.00 and 5,743,320 shares of China Ceramics shares. In addition, 8,185,763 shares of the China Ceramics shares were placed in escrow (the “Contingent Shares”) and will be released to Mr. Wong Kung Tok in the event certain earnings and stock price thresholds are achieved. Of the Contingent Shares, up to 5,185,763 Contingent Shares will be released based on achieving growth in either net earnings before tax or net earnings after tax, depending on the year, following the completion of an annual audit. Additionally, 3,000,000 Contingent Shares will be released if China Ceramics shares close at or above certain share price targets for any twenty trading days within a thirty trading day period prior to April 30, 2012. The Contingent Shares will be released without regard to continued employment and are only contingent on future earnings and the stock price of China Ceramics.

Also, concurrent with the Success Winner Acquisition, the Company purchased an aggregate of 11,193,149 ordinary shares from the public stockholders for an aggregate purchase price of approximately RMB 752.2 million in transactions intended to assure the successful completion of the business combination. In connection with the closing of the Success Winner Acquisition, the CHAC’s founders forfeited 1,600,000 of their founders’ shares to CHAC for cancellation.

Immediately after the reverse recapitalization and as at December 31, 2009, China Ceramics' issued and outstanding equity instruments included 8,950,171 ordinary shares, US$ 0.001 par value per share, and 15,550,000 warrants with the carrying value of US$8,900 and RMB equivalent 61,000.

22.	RESERVES

a)	Statutory reserve

In accordance with the relevant laws and regulations of the PRC, the Group’s PRC subsidiary is required to transfer 10% of its profit after taxation prepared in accordance with the accounting regulation of the PRC to the statutory reserve until the reserve balance reaches 50% of the respective registered capital. Such reserve may be used to offset accumulated losses or increase the registered capital of these subsidiaries, subject to the approval from the Board of Directors, and are not available for dividend distribution to the shareholders.

b)	Currency translation reserve

The reserve comprises all foreign exchange differences arising from the translation of the financial statements of China Ceramics whose functional currency is US dollars.

China Ceramics Co., Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements

22.	RESERVES (continued)

c)	Merger reserve

The merger reserve of the Group represents the difference between the nominal value of the shares of the subsidiaries acquired in the Hengda Reorganization (Note 1) over the nominal value of the shares of the Group issued in exchange thereof.

d)	Share-based payment reserve

After the successful consummation of the reverse recapitalization, Mr. Wong Kung Tok, the former sole shareholder of Success Winner, allotted a total of 1,521,528 China Ceramics' ordinary shares to two financial advisors for their financial advisory services related to the recapitalization activities. The shared-based payment reserve represents the fair value of these allotted shares measured based on the average market price over the service periods (Note 5.2).

e)	Reverse recapitalization reserve

The reverse recapitalization reserve arises as a result of the method of accounting for the Success Winner Acquisition. In accordance with IFRSs, the acquisition has been accounted for as a reverse recapitalization.

23.	DIVIDENDS

Dividends disclosed during the report periods represented dividends declared by Hengda to its equity owners. The rate of dividend and the number of shares ranking for dividends are not presented as such information is not meaningful.

24.	SIGNIFICANT RELATED PARTY TRANSACTIONS

Other than the related party information disclosed elsewhere in the Consolidated Financial Statements, the following are significant related party transactions entered into between the Group and its related parties at agreed rates:

	Year ended December 31,
	2009	2008	2007
	RMB'000	RMB'000	RMB'000

Rental expense paid to Anhai Hengda	-	522	1,566
Service fee paid to Stuart Management Co.	48	-	-

Hengda has entered into non-cancellable operating lease arrangements to lease plant buildings from Anhai Hengda. Anhai Hengda ceased to be a related party of the Group from April 23, 2008.

Pursuant to an administrative services agreement dated as of December 1, 2009 between China Ceramics and Stuart Management Co,, an affiliate of Paul K. Kelly, Chairman of the board of directors,  China Ceramics will pay US dollar 7,000 a month to Stuart Management Co. for administrative services beginning on December 1, 2009 for a term of one year, and the agreement shall automatically renew for another successive year unless either party notifies the other of its intent not to renew.

China Ceramics Co., Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements

25.	COMMITMENTS

(a)	Operating lease commitments

As mentioned in Note 24, Hengda leases plant buildings from Anhai Hengda under non-cancellable operating lease arrangements. The Group also leases production factories, warehouses and employees’ hostel from non-related parties under non-cancellable operating lease arrangements. The leases have varying terms and the total future minimum lease payments of the Group under non-cancellable operating leases for assets are as follows:

	Year ended December 31,
	2009	2008	2007
	RMB'000	RMB'000	RMB'000

Not later than one year	7,366	13,192	13,192
Later than one year and not later than five years	2,431	8,734	21,926
	9,797	21,926	35,118

(b)	Other commitments

The Group had the following commitments:

	Year ended December 31,
	2009	2008	2007
	RMB'000	RMB'000	RMB'000

Advertising expenditure contracted but not provided for in the financial statements	6,900	1,800	2,700

26.	FINANCIAL RISK MANAGEMENT OBJECTIVES - POLICIES

The Group’s overall financial risk management programme seeks to minimise potential adverse effects of financial performance of the Group. Management has in place processes and procedures to monitor the Group’s risk exposures while balancing the costs associated with such monitoring and management against the costs of risk occurrence. The Group’s risk management policies are reviewed periodically for changes in market conditions and the Group’s operations.

The Group is exposed to financial risks arising from its operations and the use of financial instruments. The key financial risks included credit risk, liquidity risk, interest rate risk, foreign currency risk and market price risk.

The Group does not hold or issue derivative financial instruments for trading purposes or to hedge against fluctuations, if any, in interest rates and foreign exchange rates.

There has been no change to the Group’s exposure to these financial risks or the manner in which it manages and measures the risk.

China Ceramics Co., Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements

26.	FINANCIAL RISK MANAGEMENT OBJECTIVES – POLICIES (continued)

(i)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the Group to incur a financial loss. The Group’s exposure to credit risk arises primarily from bank balances and trade receivables. For trade receivables, the Group adopts the policy of dealing only with customers of appropriate credit history to mitigate credit risk. For other financial assets, the Group adopts the policy of dealing only with high credit quality counterparties.

As the Group does not hold any collateral, the maximum exposure to credit risk for each class of financial assets is the carrying amount of that class of financial assets presented on the consolidated statements of financial position.

Bank balances

The Group’s bank deposits are placed with reputable banks in the PRC, Hong Kong and the United States.

Trade receivables

The Group’s objective is to seek continual growth while minimising losses incurred due to increased credit risk exposure.

The Group has significant concentration of credit risk as the Group’s top three largest trade receivables represent approximately 24%, 20% and 16% of the trade receivable balance as at December 31, 2007, 2008 and 2009 respectively.

The Group’s exposure to credit risks is influenced mainly by the individual characteristics of each customer. The Group typically gives the existing customers credit terms of approximately 90 days. In deciding whether credit shall be extended, the Group will take into consideration factors such as the relationship with the customer, its payment history and credit worthiness. In relation to new customers, the sales and marketing department will prepare credit proposals for approval by the Chief Executive Officer.

The Group performs ongoing credit evaluation of its customers’ financial condition and requires no collateral from its customers. The provision for impairment loss for doubtful debts is based upon a review of the expected collectability of all trade and other receivables.

Further details of credit risks on trade receivables are disclosed in Note 15.

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

The Group’s financial liabilities, including trade payables, accrued liabilities and other payables and bank borrowings, for the years ended December 31, 2007, 2008 and 2009 have maturity period of less than 1 year or on demand from the respective statement of financial position dates.

The Group intends to ensure that there are adequate funds to meet all its obligations in a timely and cost-effective manner. The Group intends to maintain sufficient level of cash and cash equivalents and have available an adequate amount of committed credit facilities from financial institutions to meet its working capital requirements.

China Ceramics Co., Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements

26.	FINANCIAL RISK MANAGEMENT OBJECTIVES – POLICIES (continued)

(iii)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Group’s financial instruments will fluctuate because of changes in market interest rates.

The Group’s exposure to interest rate risk arises primarily from short-term bank borrowings. The Group does not have investment in other financial assets. The Group’s policy is to maintain all its borrowings on a fixed rate basis. The interest rates and terms of repayment of the bank borrowings are disclosed in Note 20.

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

As at December 31, 2007, 2008 and 2009, all of the Group’s monetary assets and monetary liabilities were denominated in RMB except for certain insignificant amount of bank balances (Note 17) and other payables (Note 19) which were denominated in foreign currencies.

In the opinion of the management, the Group does not have any significant currency exposure. Accordingly, the Group has not used any financial instrument to hedge its foreign currency risk as its risk exposure is considered to be minimal.

The management monitors its exposure to currency risk on an on-going basis and endeavors to keep the net exposure at an acceptable parameter.

(v)	Price risk

Price risk is the risk that the value of a financial instrument will fluctuate due to changes in market prices.

The Group does not hold any quoted or marketable financial instrument, hence is not exposed to any movement in market prices.

27.	CAPITAL MANAGEMENT

The Group’s objectives when managing capital are:

(i)	To safeguard the Group’s ability to continue as a going concern and to be able to service its debts when they are due;

(ii)	To maintain an optimal capital structure so as to maximize shareholder value; and

(iii)	To maintain a strong credit rating and healthy capital ratios in order to support the Group’s stability and growth.

China Ceramics Co., Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements

27.	CAPITAL MANAGEMENT (continued)

The Group actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholder returns, taking into consideration the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities.

The Group is not subject to externally imposed capital requirements, except for, as disclosed in Note 22(a), the Group’s PRC subsidiary is required by the Foreign Enterprise Law of the PRC to contribute to and maintain a non-distributable statutory reserve fund whose utilisation is subject to approval by the Board of Directors. This externally imposed capital requirement has been complied with by the PRC subsidiary for the financial years ended December 31, 2007, 2008 and 2009.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, increase share capital, obtain new borrowings or sell assets to reduce debt.

There were no changes in the Group’s overall approach to capital management during the report periods.

28.	FINANCIAL INSTRUMENTS

As at December 31, 2007, 2008 and 2009, the Group's financial instruments mainly consisted of cash and bank balances, trade receivables, other receivables, trade payables, accrued liabilities, other payables and bank borrowings.

Fair value

The carrying amounts of financial assets and financial liabilities with a maturity of less than one year approximate their fair values.

The Group does not anticipate that the carrying amounts recorded at the statement of financial position date would be significantly different from the values that would eventually be received or settled.

As at December 31, 2009, the Group's financial instruments also included the ordinary shares and warrants issued by China Ceramics (Note 21). Both are considered equity instruments and were recorded at the net proceeds from the issuance of these instruments. They are not remeasured after initial recognition.

29.	SUBSEQUENT EVENTS

On November 19, 2009, Hengda entered into a definitive acquisition agreement to acquire a new production facility in Gaoan, Jiangxi Province, PRC (the “Gaoan Facility”). The closing of the acquisition of the Gaoan Facility was subject to the Gaoan City Administration for Industry and Commerce transferring the registration and business license of the Gaoan Facility from the facility's former shareholders to the Group. The transfer occurred on January 8, 2010. The Group appointed an executive officer to take control over the facility's operating and financing activities on the same day.

In total, Hengda assumed loans of RMB 60.0 million and paid cash consideration of RMB185.5 million for the acquisition, of which RMB 145.4 million was advanced to the Gaoan facility's former shareholders by December 31, 2009.  The facility's long-lived assets primarily comprise property, plant and equipment, and land use rights.  The fair value evaluation of these long-lived assets has not been completed as of the report date.