Form 20-F
period 2010-12-31
China Ceramics Co., Ltd
filed 2011-04-04
CIK 1470683

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark one)

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from __________ to ___________
Commission file number 001-34944

China Ceramics Co., Ltd.
(Exact name of the Registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
Telephone: +86 (595) 8576 5053
(Address of principal executive offices)

Huang Jia Dong
c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
Telephone: +86 (595) 8576 5053
Facsimile: +86 (595) 8576 5059
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

with a copy to:
Stuart Management Company
33 Riverside Avenue
5th Floor
Westport, CT 06880

Securities registered or to be registered pursuant to Section 12(b) of the Act:

UNITS, EACH CONSISTING OF ONE SHARE AND ONE WARRANT
SHARES, PAR VALUE $0.001
WARRANTS TO PURCHASE ONE SHARE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

On December 31, 2010, the issuer had 16,459,202 shares outstanding.

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

i

ii

CERTAIN INFORMATION

In this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated, “we,” “us,” “our,” and “China Ceramics” refers to China Ceramics Co., Ltd., a British Virgin Islands company, and its subsidiaries, including Success Winner Limited (“Success Winner”), a British Virgin Islands company and wholly owned subsidiary of China Ceramics, Stand Best Creation Limited (“Stand Best”), a Hong Kong company and wholly owned subsidiary of Success Winner and the entity that wholly owns Jinjiang Hengda Ceramics Co., Ltd. (“Hengda”), a PRC operating company that in turn wholly owns Jiangxi Hengdali Ceramic Materials Co., Ltd. (“Hengdali”), another PRC operating company.

On November 20, 2009, China Holdings Acquisition Corp. (“CHAC”), our predecessor, merged with and into China Ceramics, its wholly owned British Virgin Islands subsidiary, resulting in the redomestication of CHAC to the British Virgin Islands as “China Ceramics Co., Ltd.” Immediately following the merger and redomestication (the “Redomestication”), and as part of the same integrated transaction, China Ceramics acquired all of the outstanding securities of Success Winner (the “Business Combination”). Unless the context indicates otherwise, the “Company” refers to CHAC prior to the Business Combination and China Ceramics following the Business Combination.

Unless the context indicates otherwise, all references to “China” or “PRC” refer to the People’s Republic of China. All references to “provincial-level regions” or “regions” include provinces as well as autonomous regions and directly controlled municipalities in China, which have an administrative status equal to provinces, including Beijing.

All references to “Renminbi,” “RMB” or “yuan” are to the legal currency of the People’s Republic of China, and all references to “U.S. dollars,” “dollars,” “$” are to the legal currency of the United States. This Report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 25, 2011, the buying rate announced by the Federal Reserve Statistical Release was RMB 6.5568 to $1.00.

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

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” “Information on the Company” and elsewhere in this Annual Report.

This Annual Report should be read in conjunction with our audited financial statements and the accompanying notes thereto, which are included in Item 18 of this Annual Report.

PART I

ITEM 1.               IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.               OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.               KEY INFORMATION

A.           Selected financial data

The following selected consolidated financial data as of and for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 have been derived from the audited consolidated financial statements of China Ceramics included in this Annual Report. This information is only a summary and should be read together with the consolidated financial statements, the related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of China Ceramics” and other financial information included in this Annual Report.

The consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (“IASB”). The results of operations of China Ceramics in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this Annual Report.

CHINA CERAMICS CO., LTD. AND SUBSIDIARIES

Selected Consolidated Financial Data

(RMB in Thousands Except per Share and Operating Data)

	As of December 31,
	2010	2009	2008	2007	2006
Consolidated Statements of Financial Position Data
Cash and cash equivalents	263,495	150,121	51,606	18,507	12,593
Total current assets	732,595	684,887	382,380	359,351	270,927
Total assets	1,227,427	749,236	454,720	440,289	361,676
Total current liabilities	319,066	244,139	201,269	209,417	276,410
Long-term obligations	26,122	-	-	-	-
Total liabilities	345,188	244,139	201,269	209,417	276,410
Total equity	882,239	505,097	253,451	230,872	85,266

	For the years ended December 31,
	2010	2009	2008	2007	2006
Consolidated Statement of Comprehensive Income Data
Revenues	1,068,551	835,747	737,182	617,863	470,010

Gross profit	338,975	253,217	203,852	175,923	123,741

Profit before taxation	304,071	212,148	189,060	165,469	115,079

Profit attributable to shareholders	225,474	152,861	165,033	145,606	101,254

Earnings per share –
Basic	16.96	24.47	28.73	25.35	17.63
Diluted	16.96	23.65	28.73	25.35	17.63

Weighted average shares outstanding –
Basic	13,292,189	6,246,820	5,743,320	5,743,320	5,743,320
Diluted	13,292,189	6,462,424	5,743,320	5,743,320	5,743,320

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On March 25, 2011, the buying rate announced by Federal Reserve Statistical Release was RMB 6.5568 to $1.00.

	Spot Exchange Rate
Period	Period Ended	Average (1)	Low	High
	(RMB per US$1.00)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8295	6.8180	6.8395
2010	6.6000	6.7603	6.6000	6.8305
September	6.6905	6.7396	6.6869	6.8102
October	6.6707	6.6678	6.6397	6.6912
November	6.6670	6.6538	6.6330	6.6892
December	6.6000	6.6497	6.6000	6.6745
2011 (through March 25)	6.5568	6.5766	6.5568	6.6017
January	6.6020	6.5964	6.5809	6.6364
February	6.5710	6.5761	6.5520	6.5965
March (through March 25)	6.5568	6.5660	6.5510	6.5743
Source:	Federal Reserve Statistical Release

(1)	Annual averages, lows, and highs are calculated from month-end rates. Monthly averages, lows, and highs are calculated using the average of the daily rates during the relevant period.

B.           Capitalization and Indebtedness

Not required.

C.           Reasons for the Offer and Use of Proceeds

Not required.

D.           Risk factors

You should carefully consider the following risk factors, together with all of the other information included in this annual report.

Risk Factors Relating to Our Business

We generate a large percentage of our revenues from a limited number of customers and our business will suffer if sales to such customers decline.

Our five largest customers, namely Foshan City Jundian Ceramics Co., Ltd., Xiamen Tongying Trading Co., Ltd., Beijing Zhihe Construction Industry Trading Co., Ltd., Liaoning Yatong Logistics Co. Ltd. and Chengdu City Dehui Construction Materials Co., Ltd. accounted for an aggregate of 31.5%, 25.0%, and 18.0% of our total revenue in fiscal years 2008, 2009 and 2010 respectively. We are particularly exposed to the credit risks of these customers as defaults in payment by our major customers would have a significant impact on our cash flows and financial results. Our agreements with our major customers do not specify minimum sales volume. There is no assurance that we will continue to retain these customers or that they will continue to purchase our products at their current levels in the future. If there is any reduction or cancellation of purchase orders by these customers for any reason, including a fall in demand from our customers’ downstream developer clients, or a termination of relationship with these customers, our revenues will be negatively impacted.

Payment defaults by the customers to whom we extend credit would harm our cash flows and results.

Our financial position and profitability is dependent on the creditworthiness of our customers. We are exposed to the credit risks of our customers and this risk increases the larger the orders are. We usually offer our customers credit terms of approximately 90 days. Although there has not been any material collection problem for trade receivables or bad debts in the last three fiscal years, there is no assurance that we will not encounter doubtful or bad debts in the future. We have not established any bad debt reserves to mitigate the financial impact of uncollected accounts receivable. Should we experience any unexpected delay or difficulty in collecting receivables from our customers, our cash flows and financial results may be adversely affected.

If our suppliers are unable to fulfill our orders for raw materials, we may lose business.

Our suppliers are all located in the PRC. Our purchases of raw materials is based on expected production levels, after taking into consideration, amongst other factors, sales forecasts and actual orders from our customers. To ensure that we are able to deliver quality products at competitive prices, we need to secure sufficient quantities of raw materials at acceptable prices and quality on a timely basis. Typically, we do not enter into any long-term supply agreements with our suppliers. There is no assurance that these suppliers will continue to supply us in the future. In the event our suppliers are unable to fulfill our orders or meet our requirements, we may not be able to find timely replacements at acceptable prices and quality, and this will delay the fulfillment of our customers’ orders. Consequently, our reputation may be negatively affected, leading to a loss of business and affecting our ability to attract new businesses.

Increases in the price of raw materials will negatively impact our profitability.

In fiscal years 2008, 2009, and 2010, our cost of raw materials, which consist of clay (comprising mainly of kaolin, flint and feldspar), coal (used to heat our kilns), coloring materials and glazing materials, accounted for approximately 59.8%, 53.7%, and 67.4% of our total cost of sales, respectively. The price of clay, coal, coloring materials and glazing materials may fluctuate due to factors such as global supply and demand for such raw materials and changes in global economic conditions. Coal accounted for approximately 35.1%, 31.5%, and 30.0% of our total raw material costs in fiscal years 2008, 2009, and 2010, respectively. Any shortages or interruptions in the supply of clay, coal, coloring materials or glazing materials will result in an increase in the cost of production, thus increasing our cost of sales. If we are not able to pass on such an increase to our customers or are unable to find alternative sources of clay, coal, coloring materials, or glazing materials or appropriate substitute raw materials at comparable prices, our operations and financial performance will be adversely affected.

We are dependent on our management team and any loss of our key management personnel without timely and suitable replacements may reduce our revenues and profits.

Our chief executive officer, Huang Jia Dong, and our Sales Deputy General Manager, Su Pei Zhi, have worked with our company since founding it over seventeen years ago. Accordingly, our success is dependent to a large extent on our ability to retain Messrs. Huang and Su, who are responsible for formulating and implementing our growth, corporate development and overall business strategies. Neither Mr. Huang nor Mr. Su currently owns any shares or any other equity investment in us. Our business is also dependent on our executive officers who are responsible for implementing our business plans and driving growth. Please refer to “Directors, Senior Management and Employees” herein for more information about our directors and officers.

The demand for such experienced personnel is intense and the search for personnel with the relevant skills set can be time consuming. The loss of our key management personnel without timely and suitable replacements may reduce our revenues and profits.

Failure to compete successfully with our competitors and new entrants to the ceramics industry in the PRC may result in China Ceramics losing market share.

We operate in a competitive and fragmented industry. Given the growth potential of our industry, there is no assurance that we will not face competition from our existing competitors and new entrants. We compete with a variety of companies, some of which have advantages that include: longer operating history, larger clientele base, superior products, better access to capital, personnel and technology, or are better entrenched. Our competitors may be able to respond more quickly to new and emerging technologies and changes in customer requirements or succeed in developing products that are more effective or less costly than our products. Any increase in competition could have a negative impact on our pricing (thus eroding our profit margins) and reduce our market share. If we are unable to compete effectively with our existing and future competitors and do not adapt quickly to changing market conditions, we may lose market share.

We have not purchased product liability insurance and any loss resulting from product liability claims must be paid by us.

Accidents may arise as a result of defects in our products. If there are any defects in the products designed and/or manufactured by us, we may face claims from our customers or third parties for the personal injury or property damage suffered as a result of such defects. We have not purchased insurance coverage for product liability or third party liability and are therefore not covered or compensated by insurance in respect of losses, damages, claims and liabilities arising from or in connection with product liability or third party liability.

Our production facilities may be affected by power shortages which could result in a loss of business.

Our production facilities consume substantial amounts of electrical power, which is the principal source of energy for our manufacturing operations. Although we have a back-up generator at both our production facilities, we may experience occasional temporary power shortages disrupting production due to power rationing activities conducted by the authorities, thunderstorms or other natural events beyond our control. Accordingly, these production disruptions could result in a loss of business.

Our research and development efforts may not result in marketable products.

Our research and development team develops products which we have identified as having good potential in the market. There is no assurance that we will not experience delays in future product developments. There is also no assurance that the products which we are currently developing or may develop in the future will be successful or that we will be able to market these new products to our customers successfully. If our new products are unable to gain the acceptance of our customers or potential customers, we will not be able to generate future sales from our investment in research and development.

We may not be able to ensure the successful implementation of our future plans and strategies, resulting in reduced financial performance.

We intend to expand our production capacity, expand our market presence and explore opportunities in strategic investments or alliances and acquisitions. These initiatives involve various risks including, but not limited to, the investment costs in setting up new production facilities, offices and sales offices and working capital requirements. There is no assurance that any future plan can be successfully implemented as the successful execution could depend on several factors, some of which are not within our control. Failure to successfully implement our future plans or to effectively manage cost, may lead to a material adverse change in our operating environment or affect our ability to respond to market or industry changes, resulting in reduced financial performance.

If we fail to successfully complete and integrate strategic acquisitions, including our recent acquisition of Hengdali, we may not be able to expand our scope of operations or increase our revenues.

In January 2010, we completed the acquisition of Hengdali and are continuing to integrate our operations with the operations of Hengdali. In the future, we may expand our production capacity through strategic acquisitions. Expansion through strategic acquisitions is subject to a number of risks:

·
We may fail to locate suitable acquisition candidates with business operations that are consistent with our growth strategy and at prices and on terms that are satisfactory. Alternatively, we may have to compete with other Chinese ceramic tile producers in bidding to acquire production facilities or companies in regions where we expect demand for production of our products to increase. Some of these competitors may have greater capital resources than us.

·
To finance part or all of our acquisition costs, we may need to issue shares, incur debt and assume contingent liabilities. Such acquisitions may also create additional expenses related to amortizing intangible assets. Any of these factors might harm our financial results and lead to volatility in the price of our shares. Further, any financing we might need for future acquisitions may be available only on terms that restrict our business or impose costs that decrease our profits.

·
Any integration of acquisitions, including the continuing integration of Hengdali, may produce unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business. Among others, we may be unable to discover during due diligence all contingent liabilities and adverse issues, giving rise to unexpected delays or difficulties during integration.

·
Some acquisition targets, due to their limited operating history, may possess different technological standards and operational models than ours. We may need to devote significant time and resources upon completion of an acquisition to amend and transform the acquired target. We may, prior to the implementation of an acquisition, fail to predict the appropriate amount of time and resources required to complete such transformation. It is even possible that we may not be able to rectify the situation at all. Due to the foregoing uncertainties, we may be subject to substantial costs and unexpected delays arising out of an acquisition.

We plan to construct the manufacturing facilities operated by Hengdali in Gaoan, Jiangxi Province (the “Hengdali facility”) in three phases. So far, we have completed the construction of the first phase (with an output capacity of 10 million square meters of tile per year). Currently, we are in the process of applying for acceptance permits from relevant local governmental authorities including, without limitation, the environmental protection authority and the fire administration, for the first phase. However, as the timing and procedures for issuing such permits is under the control of the local governmental authorities, we cannot assure you that we will successfully obtain such permits, or that our operation will not be affected if we fail to obtain such permits for the continuation of the operations of Hengdali. Our applications for such permits are currently being processed. As we are currently operating without the permits, the relevant authorities may suspend our Hengdali operations and may impose fines, though they have not done so to date. We believe our future success depends on our ability to increase our production capacity by expanding our existing facilities and acquiring or developing new production facilities. If we are unable to grow our operations by expanding our facilities or through strategic acquisitions or realize anticipated benefits from past and future acquisitions, we may not be able to achieve the growth we anticipate and our overall business results may be negatively affected.

We may lose revenue if our intellectual property rights are not protected and counterfeit HD, Hengda, HDL, Hengdeli or TOERTO brand products are sold in the market.

We believe our intellectual property rights are important to our success and competitive position. A portion of our products are manufactured and marketed under our “HD” or “Hengda,” “HDL” or “Hengdeli,” “TOERTO” and “WULIQIAO” labels. We have filed our labels as trademarks in the PRC. WULIQIAO is a trademark owned by Fujian Province Jinjiang City Hengda Construction Materials Co., Ltd. Hengda signed a Trademark Licensing Contract with Fujian Province Jinjiang City Hengda Construction Materials Co., Ltd. and has been licensed the exclusive right to use WULIQIAO during the terms of that trademark. In addition, we own four utility model patents, have exclusive licenses to use 11 design patents owned by our CEO, Huang Jia Dong, and have certain trade secrets and unpatented proprietary technology. We cannot assure you that there will not be any unauthorized usage or misuse of our trademarks and patent rights or that our intellectual property rights will be adequately protected as it may be difficult and costly to monitor any infringements of our intellectual property rights in the PRC. If we cannot adequately protect our intellectual property, we may lose revenue.

In addition, we believe the branding of our products and the brand equity in our “HD” or “Hengda,” “HDL or Hengdeli,” “TOERTO” and “WULIQIAO” trademarks is critical to our expansion effort and the continued success of our business. Our efforts to build our brand may be undermined by the sale of counterfeit goods. The counterfeiting of our products may increase if our products become more popular.

In order to preserve and enforce our intellectual property rights, we may have to resort to litigation against the infringing or counterfeiting parties. Such litigation could result in substantial costs and diversion of management resources which may have an effect on our financial performance.

We may lose revenue if Huang Jia Dong does not continue to allow us to use the design patents held in his name.

We use 11 design patents owned by our chief executive officer, Huang Jia Dong pursuant to license agreements of indefinite term and for no consideration. However, we have not registered the license agreements and, in the event Mr. Huang breaches such license agreements and does not continue to allow us to use such design patents, we would not be able to enforce the license agreements and would therefore not be able protect our intellectual property rights and our operations may suffer.

We may inadvertently infringe third-party intellectual property rights, which could negatively impact our business and financial results.

We are not aware of, nor have we received any claims from third parties for, any violations or infringements of intellectual property rights of third parties by us as of the date of this Annual Report. Nevertheless, there can be no assurance that as we develop new product designs and production methods, we would not inadvertently infringe the intellectual property rights of others or others would not assert infringement claims against us or claim that we have infringed their intellectual property rights. Claims against us, even if untrue or baseless, could result in significant costs, legal or otherwise, cause product shipment delays, require us to develop non-infringing products, enter into licensing agreements or may be a distraction to our management. Licensing agreements, if required, may not be available on terms acceptable to us or at all. In the event of a successful claim of intellectual property rights infringement against us and our failure or inability to develop non-infringing products or to license the infringed intellectual property rights in a timely or cost-effective basis, our business and/or financial results will be negatively impacted.

Our manufacturing operations are partially dependent upon outsourcing aspects of our manufacturing operations, making us vulnerable to supply problems and price fluctuations, which could harm our business.

We outsource certain aspects of our manufacturing operations to meet the demand for our products, which, despite the additional production from Hengdali, currently exceeds our current capacity. We currently outsource to the following original equipment manufacturers: Fujian Jinjiang Xinrong Ceramics Co., Ltd. and Jinjiang Jinzhuang Ceramics Co., Ltd., to manufacture and supply basic porcelain ceramics tiles.

There can be no assurance that these third parties will meet their obligations. Our manufacturers and suppliers may encounter problems during manufacturing due to a variety of reasons, including failure to procure their raw material on time, failure to follow specific protocols and procedures, failure to comply with applicable regulations, equipment malfunction and environmental factors, any of which could delay or impede their ability to meet our demand. Our reliance on these outside manufacturers and suppliers also subjects us to other risks that could harm our business, including:

·
third party manufacturers may not manufacture products to our standards, which could cause delays in the shipment of our products or our shipping defective products if we do not catch the defects in a timely fashion;

·	we may not be able to obtain adequate supply in a timely manner or on commercially reasonable terms;

·	we may have difficulty locating and qualifying alternative manufacturers;

·	our third party manufacturers manufacture products for a range of customers, and fluctuations in demand may affect their ability to deliver products to us in a timely manner; and

·	our third party manufacturers may encounter financial hardships unrelated to our orders, which could inhibit their ability to fulfill our orders and meet our requirements.

Any interruption or delay in the supply of materials or products, or our inability to obtain materials or products from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause our customers to cancel orders.

The PRC government has recently introduced certain policy and regulatory measures to control the rapid increase in housing prices and cool down the real estate market and may adopt further measures in the future.

Our business depends on the level of business activity in the property development and construction industries that use our products in their operations in the PRC. Our products are sold to customers in the property development and construction industries. If the property and construction industries fall into a recession in the future, the demand for construction materials, such as ceramic tiles, may consequently decrease and have a significant adverse effect on our business.

The PRC government has committed to taking steps to regulate real estate development, promote the healthy development of the real estate industry in China, and strengthen the supervision over land for real estate development purposes. For example, in his 2010 annual report to the National People’s Congress, Chinese Premier Wen Jiabao pledged to curb the rise of housing prices in certain cities to increase the availability of affordable housing. The full effect of such policies on the real estate industry and our business will depend in large part on the implementation and interpretation of the circulars by governmental agencies, local governments, and banks involved in the real estate industry. We cannot be certain that the PRC government will not issue additional and more stringent regulations or measures or that agencies and banks will not adopt restrictive measures or practices in response to PRC governmental policies and regulations, which could negatively affect the main industries we serve in the PRC, and thereby harm our sales.

Our manufacturing activities are dependent upon availability of skilled and unskilled labor, a deficiency of which could result in a reduction in profits.

Our manufacturing activities are labor intensive and dependent on the availability of skilled and unskilled labor in large numbers. Large labor intensive operations call for good monitoring and maintenance of cordial relations. Non-availability of labor, poor labor management and/or any disputes between the labor and management may result in a reduction in profits. Further, we rely on contractors who engage on-site laborers for performance of many of our unskilled operations. The scarcity or unavailability of contract laborers may affect our operations and financial performance.

We face increasing labor costs and other costs of production in the PRC, which could limit our profitability.

The ceramic tile manufacturing industry is labor intensive. Labor costs in China have been increasing in recent years and our labor costs in the PRC could continue to increase in the future. If labor costs in the PRC continue to increase, our production costs will likely increase which may in turn affect the selling prices of our products. We may not be able to pass on these increased costs to consumers by increasing the selling prices of our products in light of competitive pressure in the markets where we operate. In such circumstances, our profit margin may decrease.

Violation of Foreign Corrupt Practices Act or China anti-corruption law could subject us to penalties and other adverse consequences.

We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States public companies from bribing or making prohibited payments to foreign officials to obtain or retain business. PRC law also strictly prohibits bribery of government officials. While we take precautions to educate our employees about the Foreign Corrupt Practices Act and Chinese anti-corruption law, there can be no assurance that we or the employees or agents of our subsidiaries will not engage in such conduct, for which we may be held responsible. If that were to occur, we could suffer penalties that may have a material adverse effect on our business, financial condition and results of operations.

Risk Factors Relating to Operations In China

We are dependent on political, economic, regulatory and social conditions in the PRC.

Approximately 93.7% of our revenue in each of the last three fiscal years was derived from the PRC market and we anticipate that the PRC market will continue to be the major source of revenue for the foreseeable future. Accordingly, any significant slowdown in the PRC economy or decline in demand for our products from our customers in the PRC will have an adverse effect on our business and financial performance. Furthermore, as our operations and production facilities are located in the PRC, any unfavorable changes in the social and/or political conditions may also adversely affect our business and operations.

While the current policy of the PRC government seems to be one of economic reform to encourage foreign investments and greater economic decentralization, there is no assurance that such a policy will continue to prevail in the future. There is no assurance that our operations will not be adversely affected should there be any policy changes.

We are subject to risks related to the laws and regulations of the PRC and the interpretation and implementation thereof.

Our business and operations, as well as those of our customers and suppliers in the PRC, are subject to the laws and regulations promulgated by relevant PRC governmental authorities. The PRC government is still in the process of developing a comprehensive set of laws and regulations in the course of the PRC’s transformation from a centrally planned economy to a more free market oriented economy. As the legal system in the PRC is still in flux, laws and regulations or their interpretation may be subject to change. Furthermore, any change in the political and economic policy of the PRC government may also result in similar changes in the laws and regulations or the interpretation thereof. Such changes may adversely affect our operations and business in the PRC.

The PRC legal system is a codified legal system comprising written laws, regulations, circulars, administrative directives, and internal guidelines as well as judicial interpretations. Decided cases do not form part of the legal structure of the PRC and thus have no binding effect. As such, the administration of PRC laws and regulations may be subject to a certain degree of discretion by the authorities. This has resulted in the outcome of dispute resolutions not having the level of consistency or predictability as in other countries with more developed legal systems. Due to such inconsistency and unpredictability, if we should be involved in any legal dispute in the PRC, we may experience difficulties in obtaining legal redress or in enforcing our legal rights.

From time to time, changes in law, registration requirements, and regulations or the implementation thereof may also require us to obtain additional approvals and licenses from the PRC authorities for carrying out our operations in the PRC which would incur additional expenses in order to comply with such requirements and in turn affect our financial performance with the increase in our business costs. Furthermore, there can be no assurance that approvals, registrations, or licenses will be granted to us promptly or at all. If we experience delays in obtaining or are unable to obtain such required approvals, registrations, or licenses, our operations and business in the PRC, and hence our overall financial performance will be adversely affected.

Our business activities are subject to certain PRC laws and regulations.

As our production and operations are carried out in the PRC, we are subject to certain PRC laws and regulations. In addition, being a wholly foreign-owned enterprise, we are required to comply with certain laws and regulations. Pursuant to PRC laws and regulations, the breach or non-compliance with such laws and regulations may result in the PRC authorities suspending, withdrawing or terminating our business license, causing us to cease production of all or certain of our products, and this would materially and adversely affect our business and financial performance.

Our corporate affairs in the PRC are governed by our articles of association and the corporate and foreign investment laws and regulations of the PRC. The principles of the PRC laws relating to matters such as the fiduciary duties of directors and other corporate governance matters and foreign investment laws in the PRC are relatively new. Hence, the enforcement of investors or shareholders’ rights under the articles of association of a PRC company and the interpretation of the relevant laws relating to corporate governance matters remain largely untested in the PRC.

PRC foreign exchange control may limit our ability to utilize our profits effectively and affect our ability to receive dividends and other payments from our PRC subsidiaries.

Hengda is a foreign investment enterprise, or “FIE,” and is subject to the rules and regulations in the PRC on currency conversion. In the PRC, State Administration of Foreign Exchange, or SAFE, regulates the conversion of the RMB into foreign currencies. Currently, FIEs are required to apply to SAFE for “Foreign Exchange Registration Certificates for Foreign Investment Enterprise”. With such registration certifications (which need to be renewed annually), FIEs are allowed to open foreign currency accounts including the “current account” and “capital account”. Currently, conversion of currency within the scope of the “current account” (e.g. remittance of foreign currencies for payment of dividends, etc.) can be effected without requiring the approval of SAFE. However, conversion of currency in the “capital account” (e.g. for capital items such as direct investments, loans, securities, etc.) still requires the approval of SAFE.

On October 21, 2005, SAFE promulgated the “Notice on Issues concerning Foreign Exchange Management in Financing by PRC Residents by Overseas Special Purpose Vehicle and Return Investments” (the “No. 75 Notice”).

The No. 75 Notice came into effect on November 1, 2005 and requires the following matters, among others, to be complied with: every PRC domestic resident who establishes or controls an overseas special purpose vehicle, or “SPV,” must apply to the local bureau of SAFE for an “overseas investment foreign exchange registration.”

Every PRC domestic resident of an SPV who has completed the “overseas investment foreign exchange registration”, or “Registrant,” must make an application to the local bureau of SAFE to amend their registration particulars upon (i) the injection of any PRC domestic assets or the equity interests of any PRC domestic company owned by the PRC domestic resident into the SPV, and (ii) the implementation of any overseas equity fund-raising by the SPV following an injection of PRC domestic assets or the equity interests of a PRC domestic company; every Registrant must apply to the local bureau of SAFE for change of registration particulars or recordation within 30 days after the occurrence of any capital increase or reduction, changes in shareholdings or share swap, merger, long-term investment in equities or debentures, guarantee of foreign indebtedness and other major capital changes not involving “return investment”, undertaken by an SPV; and every Registrant must repatriate, within 180 days, dividends or profits which he receives from an SPV and/or income derived from changes in the shareholding of an SPV.

There can be no assurance that SAFE will not continue to issue new rules and regulations and/or further interpretations of the No. 75 Notice that will strengthen the foreign exchange control. As we are located in the PRC and all of our sales are denominated in RMB, our ability to pay dividends or make other distributions may be restricted by PRC foreign exchange control restrictions. There can be no assurance that the relevant regulations will not be amended to our detriment and that our ability to distribute dividends will not be adversely affected.

Introduction of new laws or changes to existing laws by the PRC government may adversely affect our business.

The PRC legal system is based on the Constitution of the People’s Republic of China and is made up of written laws, regulations, circulars and directives. With the PRC’s entry into the WTO, the PRC government is in the process of developing its legal system so as to encourage foreign investments and to meet the needs of investors. As the PRC economy is developing at a generally faster rate than its legal system, some degree of uncertainty exists in connection with whether and how existing laws and regulations will apply to certain events or circumstances. Some of the laws and regulations, and the interpretation, implementation and enforcement thereof, are still at the experimental stage and therefore subject to policy changes. There is no assurance that the introduction of new laws or regulations, changes to existing laws and regulations and the interpretation or application thereof or the delays in obtaining approvals from the relevant PRC authorities will not have an adverse impact on our business or prospects.

In particular, on August 8, 2006, the Ministry of Commerce, the China Securities Regulatory Commission, the State-owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration of Industry and Commerce and the State Administration of Foreign Exchange promulgated the “Rules on the Mergers and Acquisition of Domestic Enterprises by Foreign Investors” which came into effect on September 8, 2006, or “the M&A Rules.” Foreign investors should comply with the rules when they purchase shareholding equities of a PRC domestic non-foreign-funded enterprise, or Domestic Company, or subscribe to the increased capital of a Domestic Company, and thus changing the nature of the Domestic Company into a foreign investment enterprise. The rules stipulate, inter alia, (i) that the acquisition of a Domestic Company by an affiliated foreign enterprise established or controlled by PRC entities or individuals must be approved by the Ministry of Commerce; (ii) that the incorporation of a special purpose vehicle, which is directly or indirectly controlled by PRC entities for the purpose of an overseas listing of the equity interest of a Domestic Company, must be subject to the approval of the Ministry of Commerce; (iii) that the acquisition of a Domestic Company by a special purpose vehicle shall be subject to approval of the Ministry of Commerce and (iv) the offshore listing of a special purpose vehicle shall be subject to the prior approval from China Securities Regulatory Commission.

As Hengda was incorporated as a FIE and China Ceramics does not fall within the scope of being classified as a special purpose vehicle directly or indirectly established or controlled by PRC entities or individuals, the M&A Rules do not apply to the Business Combination, and we were not required to obtain the approval from the Ministry of Commerce, the approval from the China Securities Regulatory Commission and/or any other approvals from PRC government authorities as stipulated by the M&A Rules. There is however no assurance that the PRC authorities will not issue further directives, regulations, clarifications or implementation rules, which may require us or other relevant parties to obtain further approvals with respect to the Business Combination. If new laws are promulgated or the existing laws are reinterpreted, our structure could be determined to be in violation of such laws and subject to sanction by applicable government authorities.

Environmental, health and safety laws could impose material liabilities on us and could require us to incur material capital and operational costs.

We are subject to environmental, health and safety laws and regulations in the PRC that impose controls on our air, water and waste discharges, on our storage, handling, use, discharge and disposal of chemicals, and on exposure of our employees to hazardous substances. These laws and regulations could require us to incur costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. Although we do not believe that we have violated any of such laws and regulations and therefore have not incurred any significant liabilities under these laws and regulations in the past, the environmental laws and regulations are constantly evolving and becoming stricter in the PRC. The adoption of new laws or regulations or our failure to comply with these laws or regulations in the future could cause us to incur material liabilities and could require us to incur additional expenses, curtail operations and/or restrict our ability to expand. Hengdali is currently in the process of applying for a Pollutant Discharge Permit, and the environmental protection agency in Gaoan has accepted Hengdali’s application. If the Pollutant Discharge Permit is not issued and Hengdali discharges pollutants, Hengdali may be warned, ordered to stop discharging pollutants, and/or fined by the environmental protection agency.

Our business will suffer if we lose our land use rights.

There is no private ownership of land in China and all land ownership is held by the government of China, its agencies, and collectives. In the case of land used for business purposes, land use rights can be obtained from the government for a period up to 50 years, and are typically renewable. Land use rights can be granted upon approval by the land administrative authorities of China (State Land Administration Bureau) upon payment of the required land granting fee, the entry into a land use agreement with a competent governmental authority and certain other ministerial procedures. We have received land use certificates for certain parcels of land on which our operations reside, but we may not have followed all procedures required to obtain such certificates or paid all required fees. If the Chinese administrative authorities determine that we have not fully complied with all procedures and requirements needed to hold a land use certificate, we may be forced by the Chinese administrative authorities to retroactively comply with such procedures and requirements, which may be burdensome and require us to make payments, or such Chinese administrative authorities may invalidate or revoke our land use certificate entirely. If the land use right certificates needed for our operations are determined by the government of China to be invalid or if they are not renewed, we may lose production facilities or employee accommodations that would be difficult or even impossible to replace. Should we have to relocate, our workforce may be unable or unwilling to work in the new location and our business operations will be disrupted during the relocation. The relocation or loss of facilities could cause us to lose sales and/or increase our costs of production, which would negatively impact our financial results.

We own certain buildings collectively, which may limit our right to use, renovate or dispose of such buildings.

Together with three other companies, we collectively own several buildings located at the Junbing Industrial Zone in Jinjiang City with a total construction area of 29,120.83 square meters. As a result, our right to use, renovate and dispose of such buildings may be limited.

Risks to China Ceramics’ Shareholders

If outstanding warrants are exercised, the underlying shares will be eligible for future resale in the public market. “Market overhang” from the warrants results in dilution and could reduce the market price of the shares.

Outstanding warrants to purchase an aggregate of 2,774,300 shares issued in connection with CHAC’s initial public offering and the private placement that took place immediately prior to the initial public offering became exercisable after our acquisition of Success Winner on November 20, 2009. If such remaining warrants, which were not tendered during our tender offer in August 2010, are exercised, a substantial number of additional shares will be eligible for resale in the public market, which may reduce the market price.

There has not been an active public market for our shares so the price of our shares could be volatile and could decline at a time when you want to sell your holdings.

Our shares are not actively traded and the price of our shares is volatile, and this volatility may continue. For instance, since the completion of the business combination through April 1, 2011, the closing price of our shares ranged between $9.95 and $5.05. Although our shares began trading on the NASDAQ Capital Market on November 3, 2010 under the symbol “CCCL,” and began trading on the NASDAQ Global Market on January 18, 2011, we cannot assure you that such listing will improve volume, reduce volatility and stabilize our share price.

The NASDAQ Global Market may delist our securities from quotation on its exchange which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our shares are listed on the NASDAQ Global Market, a national securities exchange. However, we cannot assure you that our securities will continue to be listed on the NASDAQ Global Market in the future. In order to continue listing our securities on the NASDAQ Global Market, we must maintain certain financial, distribution and share price levels. Generally, we must (i) maintain a minimum amount in shareholders’ equity (generally above $10,000,000), maintain a minimum market value of listed securities (generally above $50,000,000) or have minimum total assets and total revenue for the prior year of for two of the three preceding years (generally above $50,000,000); and (ii) a minimum number of publicly held shares (generally greater than 750,000) and a minimum number of public shareholders (generally greater than 400 shareholders). Our shares also cannot have a bid price of less than $1.00. Moreover, we must comply with certain listing standards regarding the independence of our board of directors and members of our audit committee. We currently meet these requirements, but there can be no assurance that we will continue to be able to meet these requirements in the future.

If the NASDAQ Global Market delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we could face significant material adverse consequences including:

·	limited availability of market quotations for our securities;

·	reduced liquidity with respect to our securities;

·
a determination that our shares are “penny stocks,” which will require brokers trading in our shares to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our shares;

·	limited amount of news and analyst coverage for our company; and

·	a decreased ability to issue additional securities or obtain additional financing in the future.

There is a risk that China Ceramics could be treated as a U.S. domestic corporation for U.S. federal income tax purposes after the Redomestication and the Business Combination, which, among other things, could result in significantly greater U.S. federal income tax liability to China Ceramics.

Section 7874(b) of the Code generally provides that a corporation organized outside the United States that acquires, directly or indirectly, pursuant to a plan or series of related transactions substantially all of the assets of a corporation organized in the United States will be treated as a domestic corporation for U.S. federal income tax purposes if shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% (of either the voting power or the value) of the stock of the acquiring corporation after the acquisition. Under temporary regulations recently promulgated under Section 7874, a warrant holder of either the acquired corporation or the acquiring corporation generally is treated for this purpose as owning stock of the acquired corporation or the acquiring corporation, as the case may be, with a value equal to the excess of the value of the shares underlying the warrant over the exercise price of the warrant. If Section 7874(b) were to apply to the Redomestication, then, among other things, China Ceramics, as the surviving entity, would be subject to U.S. federal income tax on its worldwide taxable income following the Redomestication and the Business Combination as if China Ceramics were a domestic corporation.

Although Section 7874(b) should not apply to treat China Ceramics as a domestic corporation for U.S. federal income tax purposes, due to the absence of full guidance on how the rules of Section 7874(b) apply to the transactions completed pursuant to the Redomestication and Business Combination, this result is not entirely free from doubt. Securities holders are urged to consult their own tax advisors on this issue. See the discussion in the section entitled “Taxation — United States Federal Income Taxation — Tax Treatment of China Ceramics After the Redomestication and the Business Combination.” The balance of this discussion assumes that China Ceramics will be treated as a foreign corporation for U.S. federal income tax purposes.

There is a risk that China Ceramics will be classified as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. holders of its securities.

In general, China Ceramics will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income (including the gross income of certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (including the assets of certain 25% or more-owned corporate subsidiaries) produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If China Ceramics is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section entitled “Taxation—United States Federal Income Taxation—General”) of its securities, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of securities of China Ceramics or the receipt of certain excess distributions from China Ceramics and may be subject to additional reporting requirements. Based on the expected composition of the assets and income of China Ceramics and its subsidiaries during its current taxable year, China Ceramics does not anticipate that it will be treated as a PFIC for such year. China Ceramics’ actual PFIC status for its current taxable year or any subsequent taxable year, however, will not be determinable until after the end of such taxable year. Accordingly, there also can be no assurance with respect to China Ceramics’ status as a PFIC for its current taxable year or any future taxable year. U.S. Holders of securities of China Ceramics are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section entitled “Taxation—United States Federal Income Taxation—U.S. Holders—Passive Foreign Investment Company Rules.”

Under the EIT Law, China Ceramics, Success Winner and/or Stand Best may be classified as a “resident enterprise” of the PRC. Such classification could result in PRC tax consequences to China Ceramics, our non-PRC resident security holders, Success Winner and/or Stand Best.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law, the PRC Enterprise Income Tax Law, or “EIT Law,” which took effect on January 1, 2008. Under the EIT Law, enterprises are classified as “resident enterprises” and non-resident enterprises. An enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes.

The implementing rules of the EIT Law define “de facto management bodies” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise; however, it remains unclear whether the PRC tax authorities would deem our managing body as being located within China. Due to the short history of the EIT Law and lack of applicable legal precedents, the PRC tax authorities determine the PRC tax resident treatment of a foreign (non-PRC) company on a case-by-case basis.

If the PRC tax authorities determine that China Ceramics, Success Winner and/or Stand Best is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, China Ceramics, Success Winner and/or Stand Best may be subject to the enterprise income tax at a rate of 25% on China Ceramics’, Success Winner’s and/or Stand Best’s worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, under the EIT Law and its implementing rules, dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. As a result, if China Ceramics, Success Winner and Stand Best are each treated as “qualified resident enterprises,” all dividends from Hengda to China Ceramics (through Success Winner and Stand Best) should be exempt from the PRC enterprise income tax.

If Stand Best were treated as a PRC “non-resident enterprise” under the EIT Law, then dividends that Stand Best receives from Hengda (assuming such dividends were considered sourced within the PRC) (i) may be subject to a 5% PRC withholding tax, provided that Stand Best owns more than 25% of the registered capital of Hengda continuously within 12 months immediately prior to obtaining such dividend from Hengda, and the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the “PRC-Hong Kong Tax Treaty,” were otherwise applicable, or (ii) if such treaty does not apply (i.e., because the PRC tax authorities may deem Stand Best to be a conduit not entitled to treaty benefits), may be subject to a 10% PRC withholding tax. Similarly, if Success Winner were treated as a “non-resident enterprise” under the EIT Law and Stand Best were treated as a “resident enterprise” under the EIT Law, then dividends Success Winner receives from Stand Best (assuming such dividends were considered sourced within the PRC) may be subject to a 10% PRC withholding tax. A similar situation may arise if China Ceramics were treated as a “non-resident enterprise” under the EIT Law, and Success Winner were treated as a “resident enterprise” under the EIT Law. Any such taxes on dividends could materially reduce the amount of dividends, if any, we could pay to our shareholders.

Finally, if China Ceramics is determined to be a “resident enterprise” under the EIT Law, this could result in a situation in which a 10% PRC tax is imposed on dividends China Ceramics pays to its investors that are not tax residents of the PRC, or “non-resident investors,” and that are enterprises but not individuals, and gains derived by them from transferring China Ceramics’ securities, if such income is considered PRC-sourced income by the relevant PRC tax authorities. In such event, China Ceramics may be required to withhold a 10% PRC tax on any dividends paid to such non-resident investors. Such non-resident investors also may be responsible for paying PRC tax at a rate of 10% on any gain derived by such investors from the sale or transfer of China Ceramics’ securities in certain circumstances. China Ceramics would not, however, have an obligation to withhold PRC tax with respect to such gain under the PRC tax laws. Also, if China Ceramics is determined to be a “resident enterprise,” its non-resident investors who are individuals may also be subject to potential PRC individual income tax at a rate of 20% with respect to dividends received from China Ceramics and/or gains derived by them from the sale or transfer of China Ceramics’ securities.

Moreover, the State Administration of Taxation, or “SAT,” released Circular Guoshuihan No. 698, or Circular 698, on December 10, 2009 that reinforces the taxation of certain equity transfers by non-resident investors through overseas holding vehicles. Circular 698 addresses indirect equity transfers as well as other issues. Circular 698 is retroactively effective from January 1, 2008. According to Circular 698, where a non-resident investor who indirectly holds an equity interest in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers an equity interest in the PRC resident enterprise by selling an equity interest in the offshore holding company, and the latter is located in a country or jurisdiction where the actual tax burden is less than 12.5% or where the offshore income of its residents is not taxable, the non-resident investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days of the execution of the equity transfer agreement. The tax authorities in charge will evaluate the offshore transaction for tax purposes. In the event that the tax authorities determine that such transfer is abusing forms of business organization and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form. A reasonable commercial purpose may be established when the overall international (including U.S.) offshore structure is set up to comply with the requirements of supervising authorities of international (including U.S.) capital markets. If the SAT’s challenge of a transfer is successful, it may deny the existence of the offshore holding company that is used for tax planning purposes and subject the non-resident investor to PRC tax on the capital gain from such transfer. Since Circular 698 has a short history, there is uncertainty as to its application. We (or a non-resident investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we(or such non-resident investor) should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations (or such non-resident investor’s investment in us).

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

For a further discussion of these issues, see the section herein captioned “Taxation — PRC Taxation.”

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

The value of our shares will be indirectly affected by the foreign exchange rate between U.S. dollars and the Renminbi and between those currencies and other currencies in which our revenue may be denominated. Because all of our earnings and cash assets are denominated in Renminbi and our proceeds from this offering will be denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of these proceeds, as well as our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue after this offering that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

Since July 2005, the Renminbi has not been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future the Chinese authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by Chinese exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.

As the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs will be governed by our memorandum and articles of association, the British Virgin Islands Business Companies Act, 2004 (as amended), or the BVI Act, and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

As a result of all of the above, holders of our shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company. For a discussion of significant differences between the provisions of the BVI Act and the laws applicable to companies incorporated in the United States and their shareholders.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs.

Under the laws of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, the company’s memorandum and articles of association. Shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the British Virgin Islands for business companies is limited. Under the general rule pursuant to English common law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

The market price for our shares and warrants may be volatile.

The market price for our shares and warrants is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

·	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

·	changes in financial estimates by securities research analysts;

·	changes in the economic performance or market valuations of companies specializing in the ceramics business in China;

·	announcements by us and our affiliates or our competitors of new products, acquisitions, strategic relationships, joint ventures or capital commitments;

·	addition or departure of our senior management and key personnel; and

·	fluctuations of exchange rates between the RMB and the U.S. dollar.

Volatility in the price of our shares and warrants  may result in shareholder litigation that could in turn result in substantial costs and a diversion of our management’s attention and resources.

The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and market prices have been and continue to be extremely volatile. Volatility in the price of our shares may be caused by factors outside of our control and may be unrelated or disproportionate to our results of operations. In the past, following periods of volatility in the market price of a public company’s securities, shareholders have frequently instituted securities class action litigation against that company. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources.

Because we do not intend to pay dividends on our shares, shareholders will benefit from an investment in our shares only if those shares appreciate in value.

We currently intend to retain all future earnings, if any, for use in the operations and expansion of our business. As a result, we do not anticipate paying cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of our board of directors and will depend on factors our board of directors deems relevant, including among others, our results of operations, financial condition and cash requirements, business prospects, and the terms of our credit facilities, if any, and any other financing arrangements. Accordingly, realization of a gain on shareholders’ investments will depend on the appreciation of the price of our shares, and there is no guarantee that our shares will appreciate in value.

We may not be able to pay any dividends on our shares.

Under British Virgin Islands law, we may only pay dividends to our shareholders if the value of our assets exceeds our liabilities and we are able to pay our debts as they become due. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. Future dividends, if any, will be at the discretion of our board of directors, and will depend upon our results of operations, cash flows, financial condition, payment to us of cash dividends by our subsidiaries, capital needs, future prospects and other factors that our directors may deem appropriate.

We may need additional capital, and the sale of additional shares or equity or debt securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain one or more additional credit facilities. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

ITEM 4.               INFORMATION ON THE COMPANY

A.           History and Development of the Company

Our principal PRC-based operating subsidiary, Hengda, was established on September 30, 1993 under the laws of the PRC. All of the equity interests in Hengda are 100% owned by Stand Best as of December 31, 2010. Hengda is a wholly foreign-owned enterprise in China.

Our other PRC-based operating subsidiary, Hengdali, was established on June 27, 2008 under the laws of the PRC. All of the equity interests in Hengdali are 100% owned by Hengda as of December 31, 2010.

Stand Best was established on January 17, 2008 under the laws of Hong Kong. Stand Best acquired the entire shareholdings of Hengda on April 1, 2008 for consideration of RMB 58,980,000. As a result of this acquisition, Hengda became the wholly owned subsidiary of Stand Best.

Success Winner was established on May 29, 2009 under the laws of British Virgin Islands with Mr. Wong Kung Tok as its sole shareholder and sole director.

On June 30, 2009, pursuant to the capitalization agreement dated June 30, 2009, Success Winner was issued the 9,999 shares allotted by Stand Best as per the capitalization exercise of a shareholder’s loan of HK$67.9 million (RMB 58.9 million). On the same date, the shareholder of Stand Best, Mr. Wong Kung Tok transferred all his shareholdings in Stand Best to Success Winner. Therefore, Mr. Wong Kung Tok, from June 30, 2009 to November 20, 2009, indirectly owned 100% of Stand Best and in turn, 100% of Hengda.

CHAC was incorporated in Delaware on June 22, 2007 and was organized as a blank check company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business that had its principal operations in Asia, with a focus on potential acquisition targets in China.

Pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, on November 20, 2009, CHAC merged with and into China Ceramics, its wholly owned British Virgin Islands subsidiary, and immediately thereafter, and as part of the same integrated transaction, China Ceramics acquired all of the outstanding securities of Success Winner.

Prior to China Ceramics’ acquisition of Success Winner, neither CHAC nor China Ceramics had any operations.

On November 19, 2009, Hengda entered into a definitive acquisition agreement to acquire a new production facility in Gaoan, Jiangxi Province, PRC by purchasing 100% of the equity interests in Hengdali. The closing of the acquisition was subject to the Gaoan City Administration for Industry and Commerce transferring the registration and business license of Hengdali from Hengdali’s former shareholders to Hengda. The transfer occurred on January 8, 2010. Hengda appointed an executive officer to take control over Hengdali’s operating and financing activities on the same day. In total, Hengda assumed loans of RMB 60.0 million and paid cash consideration of RMB 185.5 million for the acquisition.

Currently, Hengdali has three production lines in operation (phase I of our expansion plan for Hengdali), and we anticipate completing phase II in the second quarter of 2011 which will add an additional 14 million square meters of capacity, and phase III in 2012 which will add an additional 18 million square meters of capacity. The capital expenditures in connection with the additional Hengdali production lines were approximately RMB 91.6 million ($ 13.6 million) in 2010 and are expected to be approximately an additional RMB 198.0 million ($30.0 million) in 2011. Once completed, the Hengdali facility is expected to have production capacity of approximately 24 million square meters per year by the second quarter of 2011 and 42 million square meters per year in 2012.

We are also investing to enhance the Hengda production line. The project is replacing older manufacturing production line equipment with new equipment. The capital expenditure in the Hengda facility enhancement was RMB 100.4 million ($15.0 million) in 2010 and is expected to be approximately RMB 95 million ($14.0 million) in 2011. The Hengda facility currently has a production capacity of 32.2 million square meters per year and is expected to have a production capacity of 36.8 million square meters per year by the end of 2011. Combining the two facilities, China Ceramics’ total production capacity is expected to be 56.2 million square meters of ceramics tiles per year by 2011 and 78.8 million square meters of ceramics tiles per year by the end of 2012.

The following chart reflects our organizational structure as of December 31, 2010:

China Ceramics’ History

China Ceramics is a British Virgin Islands limited liability company whose predecessor, CHAC, incorporated in Delaware on June 22, 2007, was organized as a blank check company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that has its principal operations in Asia.

Pre-IPO Private Placement

On November 21, 2007, CHAC completed a private placement of 2,750,000 warrants to Paul K. Kelly, James D. Dunning, Jr., Alan G. Hassenfeld, Gregory E. Smith, Xiao Feng, Cheng Yan Davis, Soapakij (Chris) Cheavranant and Ruby Bin Kao, collectively referred to as the founding shareholders, as a result of which CHAC received net proceeds of $2,750,000.

The Initial Public Offering

On November 21, 2007, CHAC consummated its initial public offering of 12,000,000 units. On December 14, 2007, the underwriters of CHAC’s initial public offering exercised their over-allotment option for an offering of 800,000 units. Each unit in the offering consisted of one share and one share purchase warrant. Each warrant entitles the holder to purchase from China Ceramics one share in China Ceramics at an exercise price of $7.50. CHAC’s shares and warrants started trading separately as of December 17, 2007.

The Business Combination

Pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, on November 20, 2009, CHAC merged with and into China Ceramics, its wholly owned British Virgin Islands subsidiary, and, immediately thereafter, and as part of the same integrated transaction, China Ceramics acquired all of the issued and outstanding shares of Success Winner held by its former shareholder in exchange for $10.00 and 5,743,320 shares of China Ceramics shares. In addition, 8,185,763 shares of the China Ceramics shares were placed in escrow (the “Contingent Shares”) to be released to the seller in the event certain earnings and stock price thresholds are achieved. Of the Contingent Shares, up to 5,185,763 Contingent Shares will be released based on achieving growth in either net earnings before tax or net earnings after tax, depending on the year, following the completion of an audit in accordance with IFRS. Additionally, 3,000,000 Contingent Shares will be released if China Ceramics shares close at or above certain share price targets for any twenty trading days within a thirty trading day period prior to April 30, 2012 (2,000,000 shares to be released if a $20 per share price target is reached and an additional 1,000,000 shares to be released if a $25 per share price target is reached). On May 26, 2010, pursuant to the terms of the merger and stock purchase agreement, we issued 1,214,127 shares to Mr. Wong Kung Tok. Upon the filing of this Annual Report, we expect to issue 1,794,800 shares to Mr. Wong, bringing the balance of Contingent Shares to be released based on achieving growth in either net earnings before tax or net earnings after tax in 2011 to 2,176,836 shares. After giving effect to the 1,794,800 shares issued to Mr. Wong, we will have 18,254,002 issued and outstanding shares and 2,774,300 issued and outstanding warrants.

Concurrent with the Business Combination, we redeemed and purchased an aggregate of 11,193,149 of our shares from our public stockholders for an aggregate purchase price of approximately $109.6 million (in transactions intended to assure the successful completion of the Business Combination). Such shares were voted in favor of the Business Combination and the other related proposals.

China Ceramics’ registered office is c/o Harneys Corporate Services Limited of Craigmuir Chambers, P.O. Box 71, Road-Town, Tortola, British Virgin Islands.

B.           Business Overview

History and Current Business

Overview

We are a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles, sold under the “HD” or “Hengda,” “HDL” or “Hengdeli”, “TOERTO” and  “WULIQIAO” brands are available in over two thousand styles, colors and size combinations. Currently, we have five principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, and (v) ultra-thin tiles. Porcelain tiles are our major products and accounted for over 74.42% of our total revenue in 2010. The market for our products has been growing rapidly, due to the increasing demand for construction materials in the PRC attributable to population growth, population urbanization and an increasing standard of living.

Ceramic tiles are widely used in the PRC as a construction material for residential and commercial buildings. Ceramic tiles are used for flooring, interior walls for decorative purposes and on exterior siding due to their resistance to temperature, extreme environments, erosion, abrasion and discoloration for extended periods of time. The PRC government has enacted legislation to promote real-estate construction which has had a positive impact on the demand for ceramic tiles. Specifically, the government introduced a RMB4.0 trillion ($585 billion) stimulus package during late 2008 which was devoted to promoting large infrastructure and real-estate investment. Furthermore, according to the master plan issued by the Ministry for Land and Resources on April 15, 2010, the total housing land supply will reach 184,700 hectares in 2010, which according to Citigroup Global Markets is 108,239 more (or 141% more) hectares than the 76,461 hectares of actual land supply reported in 2009. Citigroup Global Markets also reports that the PRC government has actively promoted the construction of affordable housing by ensuring that 77% of the new land made available was allocated to those in the low-income bracket, especially in Tier II and III cities. During the 11th National People’s Congress (NPC) relating to the central government’s draft 12th Five Year Plan (2011 -2015), Premier Wen Jiabao pledged that the government will curb excessive housing price growth and provide enough affordable houses for needy residents. Premier Wen stated that, from 2011 to 2015, the country aims to build 36 million units of affordable housing covering 20 percent of the country’s households.

Our manufacturing facilities operated as Jinjiang Hengda Ceramics Co., Ltd. are located in Jinjiang, Fujian Province, and our manufacturing facilities operated as Jiangxi Hengdali Ceramic Materials Co., Ltd. are located in Gaoan, Jiangxi Province. Combined, these facilities currently provide an aggregate annual production capacity of approximately 42.2 million square meters. We anticipate expanding to approximately 78.8 million square meters in 2012 through improvements and new production line construction at these facilities. We currently have twelve production lines, with each production line optimized to manufacture specific size ranges to maximize efficiency and output.

We primarily sell our products through an exclusive distributor network or directly to property developers. We have long-term relationships with our customers; our top ten customers in 2010 have been purchasing from us for over ten years. We have been in discussions with some large property developers in China to be their exclusive or primary provider of ceramic tiles and, although no arrangements or agreements have been entered into, we expect to enter into arrangements of that type in the forseeable future.

We focus our research and development efforts on developing innovative and environmentally-friendly products. We own four utility model patents. Through our chief executive officer, Huang Jia Dong, we have the exclusive right to use 11 design patents. Our stringent tile management and marketing efforts have created a strong business reputation and high brand awareness as demonstrated by us receiving the “Chinese Well-Known Trademark” award from the Intermediate People’s Court of Xiangtan City and “Asia’s 500 Most Influential Brands 2010” award from the World Brand Laboratory.

Our Industry

We operate in the Chinese ceramic tile industry which is fragmented, highly competitive and closely tied to the PRC economy. Although there is little industry data available, management believes from its knowledge of other manufactures that it is one of the largest PRC-based manufacturers of ceramic tiles.

In 2010, China’s gross domestic product (GDP) totaled approximately $5.87 trillion, making it the world’s second largest economy, second only to the United States. Construction and real estate development continues to be a key driver behind China’s GDP growth with property investment and related industries constituting approximately 20% of its GDP. Demand for ceramic tile product depends upon and directly correlates to activity in the construction and real estate development industries. The ceramic tile industry’s two primary markets in the PRC are residential construction applications and commercial construction applications.

In 2010, the PRC ceramic tile industry (both interior and exterior) manufactured more than 5.3 billion square meters, representing year-over-year growth of approximately 15.4% according to a report published by China Research and Intelligence Co. Ltd. We believe that domestic demand in the PRC accounts for the majority of total demand for ceramic tiles produced in the PRC. China is also the world’s largest exporter of ceramic tiles, now accounting for approximately one-third of total global production of ceramic tiles.

China Research and Intelligence Co. Ltd. estimates that global demand for ceramic tile products will grow by approximately 20% in 2010 driven mostly by continued favorable economic trends and policies in China and the gradual recovery of the global economy. Consequently, the size of the construction materials market in China is forecasted to grow from approximately $180 billion in 2006 to $324 billion by 2013, a 7-year compounded annual growth rate of 8.7%.

Key Factors Affecting the Chinese Ceramic Tile Industry

The overall performance of the ceramic tile industry is influenced by consumer confidence, spending for durable goods, interest rates, turnover in housing, the condition of the residential and commercial construction industries and the overall strength of the economy. Demand for our ceramic tile products in the PRC heavily depends on the following economic factors and government policies designed to drive growth in the construction and real estate development sectors of the PRC economy.

Urbanization

Over the last twenty years, China has experienced rapid urbanization due to the increasingly limited capacity of rural areas to provide adequate economic support for a large agrarian population, the increasing disparity in disposable incomes between rural and urban dwellers and the easing of restrictions which historically limited rural to urban migration from rural areas to towns and cities. The development of an industrial base and service sector in urban areas has also driven large labor pools with a broad range of skills to urban areas. It is estimated that China’s urban population will expand from 572 million in 2005 to 926 million in 2025 and hit the one billion mark by 2030. In 20 years, China’s cities will have added 350 million people to its urban population — more than the entire population of the United States today. As a result of the urbanization trend and the associated need to expand an underdeveloped infrastructure to accommodate and house such growth, we believe that commercial and residential construction will expand measurably in future years thereby creating additional demand for our products.

Potential of Tier II and III cities

Much of the growth in China’s GDP is being driven by economic activity in Tier II and Tier III cities, such as Chengdu, Chongqing, and Tianjin, which commonly have populations that exceed 10 million individuals who often live in dwellings that do not meet modern standards. According to Jones Lang LaSalle, Tier I cities will account for only 10% of China’s commercial real estate activities by 2020, which highlights the attractive commercial development opportunities in Tier II and III cities. The economic impact of this trend is being felt across China’s Tier II and Tier III cities as the upswing in new residential and commercial construction projects and renovations is generating new demand for construction materials.

Government Stimulus

At the height of the global financial crisis in 2008, China launched a $585 billion economic stimulus package with the goal of spurring economic activity through both public and private investment in large infrastructure projects and real estate development. As a result of these measures, development loans and land-reserve loans from state-owned banks were made more accessible to real estate developers for new projects and almost 110,000 hectares of land were made available for residential use in April 2010 by the Ministry of Land and Resources (“MLR”). The PRC stimulus package also focused on the demand side of the real estate industry as credit restrictions for mortgages were eased and real estate sales tax lowered thereby making real estate investment more attractive. As a result, China’s construction and real-estate development sectors have grown since implementation of the policies. This trend is creating an increased demand for construction materials. In addition, over 5 million buildings, representing 40 billion square meters of floor area, are expected to be built between 2008 and 2025 according to the McKinsey Global Institute. The government has also implemented measures to discourage speculation in order to control any rapid rise in housing prices.

Importance of distributors

The majority of the exterior ceramic tile manufacturers do not have sufficient resources to provide their own sales coverage nationwide and rely heavily on local distributors with roughly 73% of total sales pushed through such channels. As competition has intensified, many manufacturers have started to bid directly to real-estate developers for large construction projects. Direct sales represented 25% of the total from 2009 to 2010 and market participants expect this share will continue to increase, placing a premium on a manufacturer’s internal sales force while requiring product lines with greater flexibility to meet direct customer demands.

Low-income / social welfare housing

A central aspect of the government’s housing policy has been to increase the availability of welfare housing inventory. Approximately 77% of the new land supply targets announced in April 2010 by the MLR have been earmarked for low-income, social welfare and small/mid-sized housing, much of this in Tier II and III cities. This plan is expected to produce approximately 3.0 million new social welfare housing units and 2.8 million new public rental housing units. The central government has committed to provide the necessary financial support, budgeting RMB63.2 billion ($9.2 billion) for 2010 towards the construction effort, representing a 15% increase over 2009’s budget, according to Citigroup Capital Markets. Citigroup Capital Markets estimates that roughly 40-50% of the total construction cost is covered by the central government with the other 50-60% of the total construction cost being paid for by the real estate developers. We believe that the increase in low-income and welfare housing will trigger greater demand for our products.

Industry Product Offerings

There are two product segments within the ceramic tile industry: exterior and interior.

Exterior ceramic tiles

Exterior ceramic tile is mainly used as a decorative and protective component on building exteriors. Unlike other types of tiles, exterior ceramic tile must endure harsh environmental conditions and typically is manufactured to be water/dirt-resistant, non-corrosive and energy efficient. In addition, exterior ceramic tiles have other demands that interior ceramic tiles do not always have, including mandatory expansion joints, moisture considerations and thermal demands. Depending on the ultimate use of the ceramic tile and customer preferences, exterior ceramic tiles are often manufactured with customized glazing, coloring and other design and aesthetic features.

Interior ceramic tiles

Interior ceramic tiles are mainly used for decorative purposes on walls and floors in kitchens and bathrooms. Interior ceramic tiles are differentiated by design, style and perceived quality. Within China, interior ceramics tiles are typically purchased by residential owners or renovation contractors rather than property developers.

The manufacturing process is similar for both segments, however the distribution channels are different. Interior ceramic tiles are sold through retail stores and directly to contractors or residential owners. Exterior ceramic tiles are sold through distributors or directly to large property developers. Due to the higher cost distribution chain and typically smaller order sizes, profit margins are generally less within the interior ceramic tile industry.

Future Product Trends

As the ceramic tile industry in the PRC matures, builders are demanding construction materials that reduce building weight, making it possible to use light building structures and accelerate the speed of construction. Government policies meant to address energy efficiency are promoting the use of innovative wall materials, particularly those performing well in heat preservation and insulation and that are light in weight, and manufactured utilizing waste materials, less energy and fewer raw materials. In an effort to differentiate their products and meet government policies, ceramic tile manufacturers are increasingly focusing on research and development efforts.

China Ceramics’ Products

We sell 100% exterior wall ceramic tiles.  We produce five types of ceramic tiles:

Porcelain tiles:  Porcelain tiles are fired at extreme temperatures and are therefore stronger and harder than other types of ceramic tiles. The material and the color is the same throughout and porcelain tiles are extremely durable. Although porcelain tiles have a matte surface, they absorb less water than other ceramic tiles, and as such, they are a superior solution for exterior tiling where there is frequent exposure to moisture.

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

Ultra-thin tiles:  Ultra-thin tiles can be as thin as 4.0 mm, about half the thickness of traditional tiles. Due to their thinness, these tiles are more environmentally-friendly as the production process requires fewer raw materials and less energy. When used in combination with a specialized insulating material, the combination enables greater heat retention in the winter and keeps buildings cool in the summer with less load bearing stress on exterior building walls. Our ultra-thin tiles were commercialized in 2008.

Ceramic tiles can be manufactured in differing sizes according to customer specifications, with the largest sized tiles measuring 600 mm by 600 mm. We can produce over 2,000 different combinations of products, colors, textures and sizes to meet the various demands of our customers.

Our Competitive Strengths

We believe the following competitive strengths will enable us to take advantage of the rapid growth of the ceramic tile industry in China:

Brand Recognition

We believe that the “Hengda,” “HD,” “Hengdeli,” “HDL,”, “TOERTO” and “WULIQIAO” brands are well recognized and highly regarded in markets where our products are sold. WULIQIAO is a trademark owned by Fujian Province Jinjiang City Hengda Construction Materials Co., Ltd. Hengda signed a Trademark Licensing Contract with Fujian Province Jinjiang City Hengda Construction Materials Co., Ltd. and has been licensed the exclusive right to use WULIQIAO during the terms of that trademark. In 2005, the brands “Hengda” and “HD” were each certified as a Fujian Well-Known Trademark by the Fujian Well-Known Trademark Award Commission and recognized as a “Chinese Well-known Trademark” in 2005 by the Intermediate People’s Court of Xiangtan City. In 2010, we were recognized with the “Asia’s 500 Most Influential Brands 2010” award from the World Brand Laboratory. Our products are selected for inclusion in strategic and high-profile projects such as the 16th Asian Games, the 11th National Chinese Games Village and the Chinese Academy of Sciences.

Focus on Tier II and Tier III Cities

Because of recent efforts by the PRC government to tighten monetary policy and constrain real estate prices in the “Tier-I” cities such as Beijing, Shanghai, Shenzhen, and Guangzhou, we believe the outlook for our business has improved, given our concentration in Tier-II and Tier-III cities. Approximately 9.76% of our revenue in the year ended December 31, 2010 was from sales of our products for use in projects in Tier-1 cities, and we expect any weakness in the Tier-1 cities to be offset by continued demand growth in the Tier-2 and Tier-3 cities, driven by urbanization trends as well as by the PRC government’s commitment to low-income housing.

Long-Term Sales Relationships

We have established an extensive distributor network and long term customer relationships, where Hengda’s top ten customers in 2010 have been purchasing from the company for over 10 years each.

Experienced Management Team

Our experienced, professional and dedicated management team brings a wealth of knowledge to our day-to-day operations and provides us with strategic direction. Our Chief Executive Officer and founder, Huang Jia Dong, has more than 20 years of experience in the ceramics industry and is Vice-Chairman of the Fujian Province Ceramic Industry Association. The five other members of the senior management team have more than 80 combined years of experience in the ceramic industry.

Modern, environmentally friendly, and efficient manufacturing capabilities

We have modern manufacturing facilities. Our Hengda facility received an ISO 9001:2000 accreditation, an international standard that acknowledged our quality control process. Our employees are required to undergo internal training regarding quality control policies, targets and procedures, as well as production and processing techniques.

We upgraded our Hengda production lines to recover and/or reuse waste water, waste dust, exhaust and kiln after-heat. This upgrade decreased energy costs by 20% in 2008 as compared to 2007. Our new Hengdali production lines were also built using new equipment that incorporates recovery methods for recycling waste water, waste dust, exhaust and kiln after-heat that operate at a higher efficiency rate. We received an Energy Conservation Advance Enterprise Award in 2008 from the Jinjiang City Government.

Focus on Research and Development

We have devoted substantial resources to establishing research and development capabilities in an effort to improve our products and diversify our product mix. Our R&D team has also focused on environmentally friendly products like the ultra-thin tile, which in addition to using fewer raw materials can reduce load-bearing stress and can provide enhanced insulating capabilities, and developed over 2000 types of different product combinations. As of the date of this Annual Report, we own four utility model patents. We also exclusively license from our chief executive officer, Huang Jia Dong 11 design patents for no consideration. “Utility model patents” means any new technical solution relating to the shape, the structure, or their combination, of a product, which is fit for practical use. In addition, we were awarded a “High-tech Enterprise Certificate” in 2007 from Fujian Provincial Department of Science and Technology, affirming our innovations in the industry. As of December 31, 2010, our research and development team includes 85 employees and focuses on new products as well as developing energy and resource efficient production methods.

Strategic Location within the PRC

We are located in Jinjiang and Gaoan. The Jinjiang region is an established ceramic and construction material hub in the PRC, and the Gaoan region is a developing ceramic production area supported by the local government. Both of these areas are located near the raw materials required to produce ceramic tiles. As distributors and direct customers come to these areas to procure construction materials for sale, construction projects or export, these locations provide us a regular flow of customers and demand. These centralized industry locations allow us to respond quickly to customer demands and react rapidly to emerging market trends. The proximity and ease of access to major ports and transportation infrastructure in both of these regions enables us to decrease transportation and logistics costs.

Our Growth Strategy

We intend to further strengthen our position as a leading manufacturer of ceramic tiles in China by implementing the following strategies:

Expanding Production Capacity

In January 2010, we acquired Hengdali, a new facility in Gaoan, Jiangxi Province, which has three operating production lines with current annual production capacity of 10 million square meters. Our expansion of the Hengdali facility is to be conducted over three phases. Phase I was completed in 2009 and was put into production in early 2010, bringing current production capacity after completion of phase I to 10 million square meters per year. We anticipate completing phase II in the second quarter of 2011, and expect the production capacity to increase by an additional 14 million square meters per year after the completion of phase II. We anticipate completing phase III in 2012, and expect the production capacity to increase by an additional 18 million square meters per year with the completion of phase III. We expect the total capacity of the Hengdali facility to provide 42 million square meters per year starting in 2012. The capital expenditure for phase II was RMB 91.6 million ($13.6 million) in 2010 and an additional RMB 66.0 million ($10.0 million) is expected in 2011, and for phase III approximately RMB 132.0 million ($20.0 million) is expected in 2011.

Expansion of the Hengda facility will also increase its current production capacity from 28 million square meters per year to 36.8 million square meters by the end of 2011. The capital expenditure for the enhancement of Hengda was RMB 100.4 million ($15.0 million) in 2010 and is expected to be approximately RMB 95 million ($14 million) for phase III in 2011.

Combining the two facilities, we expect to have annual production capacity of 78.8 million square meters in 2012 (an increase of 50.8 million square meters since 2009). In addition to a more efficient manufacturing process at both facilities, labor and raw materials costs are also expected to be lower following the capital investments due to the advanced equipment and manufacturing technologies that are being implemented.

Broadening Our Distribution Network

We sell our products mainly to distributors located in major Tier-I cities such as Shanghai and Beijing and Tier-II cities such as Tianjin, Wuhan, Chengdu and Shenyang. We plan to establish and/or increase our presence in Tier-II and Tier-III cities in provinces such as Zhejiang, Anhui, Heilongjiang, Guizhou, Henan, Hebei, Shangdong, Shanxi, Shangxi, and Yunnan.

We believe that our new Hengdali production facility in Gaoan will better position us to expand into new markets and reach additional end customers as transportation and logistical costs of delivering products to these areas will be reduced.

Evaluating Opportunities to Increase Exports

Currently, we export approximately 7% of our products through PRC trading companies. We intend to increase the exported volume of our products with additional PRC trading companies and by promoting our products in regional and international trade shows with a focus on direct selling efforts to property developers in the PRC.

Pursuing Selective Acquisition Opportunities

We will explore business combinations that broaden our product line, expand our customer base and allow us to penetrate new geographic regions. Our management believes that it has sufficient expertise to find and acquire suitable ceramic production facilities and/or companies to increase our scale and geographic diversification within the PRC. Our management intends to only pursue acquisitions where it believes that we will be able to continue to provide cost competitive, high quality ceramic tiles to our customers.

Further Enhancing Our Brand Awareness

We plan to enhance awareness of the “Hengda” or “HD,” “HDL” or “Hengdeli,” “TOERTO” and “WULIQIAO” brands in the PRC exterior ceramic tile industry. Hengda produces our “Hengda” or “HD” brands, which are marketed toward the high-end market. Hengdali produces our “HDL” or “Hengdeli” brands, which are marketed to the mid-level market, “TOERTO” brand, which is a specialized brand for our large-sized rustic tiles and “WULIQIAO” brand, which is a specialized brand for oriental pattern large-sized rustic tiles. WULIQIAO is a trademark owned by Fujian Province Jinjiang City Hengda Construction Materials Co., Ltd. Hengda signed a Trademark Licensing Contract with Fujian Province Jinjiang City Hengda Construction Materials Co., Ltd. and has been licensed the exclusive right to use WULIQIAO during the terms of that trademark. Our branding strategy is to reach a larger customer base with a wide spectrum of product offerings. We plan on strengthening our brands by marketing our products to property developers and the construction industry, partnering with local distributors, attending national fairs and promoting our products through inclusion in strategic high-profile projects.

Developing Advanced Products That Meet Evolving Building Construction Requirements

We strive to develop new products that address market demand for advanced building materials that meet or exceed evolving government policies for energy efficiency. Our research and development efforts are focused on developing tiles which:

·	Reduce raw materials and energy consumption in the production process;

·	Have a density less than half of other tiles;

·	Reduce load bearing stress on exterior walls of buildings and tile shedding;

·	Recycle our by-products and limit waste output in our production process;

·	Utilize a honeycomb structure which optimizes insulation performance for new products, such as our light-weight product lines;

·	Have higher standards for water resistance; and

·	Are easier to attach to exterior walls.

We will continue to invest in research and development to maintain our competitive position in the industry.

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

Raw materials for ceramic products consist mainly of clay (comprised of inorganic materials such as kaolin, flint and feldspar) obtained mostly from areas adjacent to our facilities, such as Dehua county of Quanzhou city and the Fujian province. Raw materials are inspected by quality control staff upon receipt. Batch calculations that take into consideration both physical properties and chemical compositions of the raw materials are performed to ensure that the right amounts are mixed.

(ii)	Mixing and Grinding

After stringent checks on the quality of the clay and weighing, the raw material department mixes the clay as determined during inspection. The mixture is then sent to a ball mill where water is added to form a slurry for finer grinding. This process takes approximately 12 hours to complete. The slurry is then filtered and metallic particles are removed magnetically. The slurry is inspected at this stage for density, flow speed and water ratio. Compared with many competitors who use stone ball millers, we use aluminum ball millers to grind materials. Aluminum ball millers have a higher initial cost, but have higher grinding speed and can better process stone chips existing in the slurry. The slurry is then moved to a large slurry pool. Based on the production schedule, portions of the slurry may be moved to smaller slurry pools where coloring materials can be added. The mixture in smaller slurry pools are churned for approximately 24 hours to keep quality and color consistent in the end product.

(iii)	Spray Drying

A spray dryer is then used to remove most of the water content in the slurry to obtain granules with the required moisture level for processing. The slurry is pumped into an atomizer, consisting of a rapidly rotating disk or nozzle where droplets are formed. The droplets of the slurry spray are then dried by a rising hot air column, forming small free-flowing granules of a standard size and specific moisture content which is used in the next stage. The stream of gases used to dry the slurry can be at temperatures as high as 1,100°C. The granules are then moved to and held in steel containers called hoppers for over 24 hours to ensure consistency and uniformity of granule size and color.

(iv)	Molding

The granules flow from a hopper into the mold die where they are compressed by steel plungers and then ejected by the bottom plunger in varying sizes based on specifications. The automated presses used operate at pressures as high as 1,600 tons per square meter. The ceramic bisque, a shaped non-fired ceramic tile, is then passed through to the dryer to remove most of the remaining water content present in preparation for the firing and/or glazing stages. The tiles are fed into the dryer and conveyed horizontally on rollers, at temperatures of 250°C for approximately 15 to 25 minutes based on tile type.

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

After molding and/or glazing, the ceramic bisque is fired in a kiln. Typically, the temperature in a kiln is about 1,200°C and the firing process takes less than one hour. The entire firing process is monitored and controlled by computers. We currently have twelve firing lines, nine located in the Hengda facility and three located at the Hengdali facility.

(vii)	Packaging

After the firing process, tiles are inspected for quality. Tiles which pass inspection are packaged and moved to the storage facility.

Quality Control & Assurance

The quality of our products is critical to our continued growth and success. In July 2002, our Hengda facility received ISO 9001:2000 accreditation, an international certification certificate, acknowledging our quality control process. Quality control procedures begin at the receipt of raw materials and continue throughout the manufacturing process ending with a final quality check prior to packaging. Our employees are required to undergo internal training regarding our quality control policies, targets and procedures, as well as production and processing techniques. As of December 31, 2010, our quality assurance team consisted of 94 members.

Notable Awards & Certificates

We have received numerous awards and certificates for our branding, product quality and R&D achievements. Select awards include:

Year Initially Received	Award & Certificate Name	Issuer
2002	ISO 9001:2000 Quality Management System Certificate	China Certification Center for Quality Mark

2005	ISO 14001:2004 Environmental Management Standards Certificate	Fujian Branch of Beijing World Standards Certification Centre

2005	Fujian Well-known Trademark	Fujian Well-known Trademark Award Commission

2005	Chinese Well-known Trademark	Intermediate People’s Court of Xiangtan City

2006	Inspection Exempted Products Certificate	National Bureau of Quality and Technical Supervision

2007	High-tech Enterprise Certificate	Fujian Provincial Department of Science and Technology

2008	Energy Conservation Advanced Enterprise	Jinjiang City Government

2009	Fujian 100 Important Industrial Enterprise	Fujian Economic and Trading Commission

2010	Asia’s 500 Most Influential Brands 2010	World Brand Laboratory

2010	Fujian’s Top 300 Enterprises	Fujian Enterprise Evaluation Center and Fujian Enterprise Evaluation Association

2011	Customer Preferred Top 10 Brand	China International Nameplate Development Association

Customers, Sales & Marketing

We primarily sell our products through an exclusive distributor network or directly to property developers. Distributors are located in major cities such as Shanghai, Beijing, and Shenyang and second and third tier cities such as Chengdu, Haikou, Hefei, Tianjin, Wuhan and other rural areas in the PRC. We have long-term relationships with many of our customers; our top ten customers in 2010 have been purchasing from us for over ten years. We pay commissions to our distributors on the cash collected for us. The general commissions are calculated at a progressive rate of sales, with the average commission rate for 2010 being approximately 5.0%.

The following table sets forth revenues by geographic market and the related percentage for the years ended 2008, 2009, and 2010:

	2008		2009		2010
Geographic Market	RMB’000	Percentage	RMB’000	Percentage	RMB’000	Percentage
PRC	696,118	94.4%	782,549	93.6%	994,843	93.1%
Japan	4,525	0.6%	6,224	0.7%	9,088	0.9%
Burma	4,308	0.6%	5,346	0.6%	7,850	0.7%
India	3,675	0.5%	5,251	0.6%	7,253	0.7%
Korea	3,704	0.5%	5,277	0.6%	6,670	0.6%
Thailand	3,815	0.5%	4,889	0.6%	6,501	0.6%
Hong Kong	3,478	0.5%	4,330	0.5%	6,346	0.6%
Spain	2,480	0.3%	3,538	0.4%	5,093	0.5%
Turkey	2,944	0.4%	3,793	0.5%	5,086	0.5%
South Africa	2,480	0.3%	3,362	0.4%	4,843	0.5%
Sierra Leone	2,719	0.4%	2,596	0.3%	3,759	0.4%
Ghana	2,242	0.3%	2,947	0.4%	3,707	0.3%
Russia	2,144	0.3%	2,660	0.3%	2,934	0.3%
Morocco	1,191	0.2%	1,410	0.2%	2,536	0.2%
Great Britain	1,359	0.2%	1,575	0.2%	2,042	0.2%
Total	737,182	100%	835,747	100%	1,068,551	100%

Our major customers that accounted for 3% or more of our total revenue for the last three years are: Foshan City Jundian Ceramics Co., Ltd., Xiamen Tongying Trading Co., Ltd., Beijing Zhihe Construction Industry Trading Co., Ltd., Liaoning Yatong Logistics Co. Ltd., Chengdu City Dehui Construction Materials Co., Ltd., Fuzhou Yuanteng Construction Decoration Co., Ltd. and Jinjiang City Xieli Construction Materials Co., Ltd. None of these customers individually accounted for more than 10% of our total revenue for the year ended December 31, 2010.

The following table sets forth revenue for our major customers and the related percentage of our total revenue for the years ended 2008, 2009, and 2010.

	2008		2009		2010
Customer Name	RMB’000	Percentage	RMB’000	Percentage	RMB’000	Percentage
Foshan City Jundian Ceramics Co., Ltd.	66,163	8.52%	50,718	5.76%	45,103	4.01%
Xiamen Tongying Trading Co., Ltd.	51,862	6.68%	43,890	4.99%	44,548	3.96%
Beijing Zhihe Construction Industry Trading Co., Ltd.	42,344	5.45%	35,805	4.07%	38,111	3.39%
Liaoning Yatong Logistics Co. Ltd.	51,433	6.62%	41,304	4.69%	37,563	3.34%
Chengdu City Dehui Construction Materials Co., Ltd.	32,837	4.23%	48,200	5.48%	37,372	3.32%
Fuzhou Yuanteng Construction Decoration Co., Ltd.	27,843	3.59%	27,793	3.16%	35,157	3.13%
Jinjiang City Xieli Construction Materials Co., Ltd.	26,741	3.44%	27,272	3.10%	34,414	3.06%
Liuzhou City Shengquanda Trading Co., Ltd.	26,855	3.46%	27,119	3.08%	33,487	2.98%
Shanxi Guanghe Industry Co., Ltd.	23,726	3.06%	39,653	4.51%	32,035	2.85%
Chaozhou Chenqiao Jianxing Construction Materials Co., Ltd.	30,689	3.95%	30,112	3.42%	31,250	2.78%

Our business and profitability is not materially dependent on any industrial, commercial or financial contract with any of our customers. None of our directors or executive officers or their respective affiliates has any interest, direct or indirect, in any of our customers.

Sales and Marketing

The sales and marketing department is responsible for formulating sales policies and pricing based on market analysis, surveys and forecasts, developing and implementing our sales and marketing campaigns, and promoting our products and brand. Additionally, our sales department is responsible for cultivating new customers and business relationships, as well as servicing existing accounts.

We participate in a variety of sales and marketing activities including trade shows, in-house sales and marketing seminars, factory tours, outdoor advertising, B2B catalogs and customer calls. We believe that these techniques allow us to gather and better understand customers’ needs and requirements and to obtain feedback on our products and services and intend to continue utilizing these techniques.

In the future, we intend to participate in international trade fairs and seminars from time to time to promote our brand and products, and to establish a network with industry professionals outside the PRC. To augment our plan to expand our markets internationally, our products will also be advertised on and available to purchase on the Internet. As of December 31, 2010, our Sales and Marketing Department had 41 employees.

Backlog

We typically receive orders from customers two months in advance of production on a rolling basis. We enter into a dealership agreement with customers, and a sales or purchase contract each time a customer places an order. If a customer makes any changes to an order after we have used any raw materials in fulfilling the order, the customer bears the losses. Once we have delivered the products to the customer and the customer has examined and accepted the products, we provide no quality guarantees. We confirm amounts payable with each customer on a monthly basis. The products typically must be delivered to customers within 90 days of receipt of the sales order, and the customers typically must pay for the products within 90 days of delivery.

As of December 31, 2010, our backlog was RMB 206.8 million ($31.3 million) which represents approximately the next two months of revenue at the time, compared to a backlog of approximately RMB 156.4 million ($22.9 million) on December 31, 2009, a year over year increase of 32.2%. In the opinion of our management, the amount of backlog is indicative of trends in our business.

Major Suppliers

Our major suppliers will usually deliver raw materials within 1-2 months after they have received our purchase order. The typical credit terms from our major suppliers of clay is from 3 to 4 months and for coal is from 1 to 2 months after the raw materials have been delivered.

Clay and coal are the two main raw materials required to manufacture ceramic tiles. We purchase these raw materials from at least two independent suppliers respectively. Other major sourced materials include coloring and packaging. We are not dependent on any one of our PRC based suppliers as we are able to source raw materials from alternative vendors should the need arise.

Our suppliers are selected by our purchasing department and are assessed on criteria such as the quality of materials supplied, duration of their business relationship with us, pricing, delivery reliability and response time to orders placed by us. We have sufficient raw materials on hand to support, on average, three weeks of production at any point in time to minimize any potential production delays that could arise due to a delay in raw material delivery.

We have not experienced significant production disruptions due to a supply shortage from our suppliers, nor have we had a major dispute with a supplier.

Our major suppliers that accounted for more than 3.0% of our total purchases in fiscal years 2008, and 2009 and 2010 are: Jiangxi Tungsten Industry Group Co., Ltd., Jiangxi Province Jing’an Yuntong Cargo Services Co., Ltd. Jinjiang City Xinglida Paper Products Co., Ltd., Foshan City Nanhai Zhongtai Glaze Production Plant, Foshan City Sanshui Golden Eagle Inorganic Materials Co., Ltd., Fujian Province Dehua County Shangdi Guoshan Ceramic Mine, and Quanzhou Furen Trading Co., Ltd.. No major supplier individually accounted for more than 15% of our total raw material purchases in 2010. Our business or profitability is not materially dependent on any industrial, commercial or financial contract with any of our suppliers.

The following chart lists our major suppliers and the % of total purchases in fiscal years 2008, 2009, and 2010:
		2008		2009		2010
Supplier Name	Type	RMB’000	Percentage	RMB’000	Percentage	RMB’000	Percentage
Jiangxi Tungsten Industry Group Co., Ltd.	Clay	7,726	2.05%	12,296	3.03%	85,198	12.18%
Jiangxi Province Jing’ an Yuntong Cargo Services Co., Ltd.	Coal	17,089	4.54%	18,001	4.37%	58,140	8.31%
Jinjiang City Xinglida Paper Products Co., Ltd.	Packaging	19,427	5.16%	19,896	4.84%	33,714	4.82%
Foshan City Nanhai Zhongtai Glaze Production Plant	Color	21,534	5.72%	22,062	5.36%	32,418	4.63%
Foshan City Sanshui Golden Eagle Inorganic Materials Co., Ltd.	Color	18,492	4.92%	18,727	4.55%	27,229	3.89%
Foshan City Henglixin Diamond Products Co., Ltd.	Clay	-	-	13,610	3.27%	27,194	3.89%
Fujian Province Dehua County Shangdi Guoshan Ceramic Mine	Clay	22,619	6.01%	25,215	6.13%	24,785	3.54%
Foshan City Sanshui Baoligao Inorganic Materials Co., Ltd.	Color	6,160	1.64%	8,200	1.97%	23,012	3.29%
Quanzhou Furen Trading Co., Ltd.	Coal	21,065	5.60%	20,901	5.08%	22,528	3.22%
Foshan Wandao Glaze Industrial Co., Ltd.	Color	3,711	0.99%	6,330	1.52%	21,322	3.05%

 None of our officers or directors or their respective affiliates has any interest, direct or indirect, in any of the above major suppliers. There are no arrangements or understanding with any suppliers pursuant to which any of our directors and executive officers were appointed.

Research and Development

We have devoted substantial resources to establishing research and development capabilities in an effort to improve our products and diversify our product mix. Our research and development team focuses on new products as well as developing energy and resource efficient production methods.

We focus our research and development efforts on the following:

·	Expanding and improving production capacity;

·	Improving and developing new production and processing techniques;

·	Improving the use and selection of raw materials to lower costs; and

·	Developing new products and designs to address changing market demands.

Our research and development efforts resulted in the recent launch of the ultra-thin tiles and rustic tiles. Our research and development expenses were approximately RMB 14.6 million ($1.9 million), and RMB 14.3 million ($2.1 million) and RMB 16.4 million ($2.5 million) for fiscal years 2008, 2009, and 2010. From time to time, we may enter into collaboration with other research institutes to develop new products or improve our production process. As of December 31, 2010, our R&D department had 85 employees.

Competition

We face intense competition from our existing competitors and new market entrants. Our primary competitors are usually privately owned companies that are located mainly in the PRC. Our principal competitors are Guangdong White Rabbit Ceramics, Guangdong New Pearl Ceramics, Foshan Shiwan Yulong Ceramics Co., Ltd, Jiangxi Apollo Ceramics Co., Ltd., Jianjiang Haoyuan Ceramics, Co., Ltd, Jinjiang Wanli Ceramics Co., Ltd, Jinjiang Tengda Ceramics Co., Ltd and Jinjiang Haoshan Construction Materials Co., Ltd. We compete primarily based on product quality, brand recognition, and an extensive distributor network.

Intellectual Property

We protect our intellectual property primarily through a mix of patent and trademark registrations.

Registered Trademarks

Our brand name distinguishes our products and promotes consumer awareness of our products.

We have registered the following trademarks in the PRC:
Trademark	Class/Products	Validity Term	Registration No.

	19/ Red floor tile and ceramic tile	From December 14, 2003 to December 13, 2013	669884

	19/ Tile, ceramic tile and wave pattern tile	From February 21, 2002 to February 20, 2012	1716827

	19/ Tile; non-metallic tile; ceramic tile; non-metallic wall tile for constructional use; wave pattern tile; glass mosaic; non-metallic floor tile	From March 28, 2009 to March 27, 2019	4971248

	19/ Tile; ceramic tile; wave pattern tile; non-metallic tile for constructional use; marble; manual stone; terrazzo; glass mosaic	From September 14, 2006 to September 13, 2016	3893819

	19/ Tile; non-metallic tile; ceramic tile; glass mosaic; non-metallic tile for constructional use; non-metallic construction material; marble; granite; manual stone.	From October 21, 2010 to October 20, 2020	7543650

WULIQIAO is a trademark owned by Fujian Province Jinjiang City Hengda Construction Materials Co., Ltd. Hengda signed a Trademark Licensing Contract with Fujian Province Jinjiang City Hengda Construction Materials Co., Ltd. and has been licensed the exclusive right to use WULIQIAO during the terms of that trademark, which expires on January 27, 2020.

Patents

We currently own four utility model patents in the PRC for exterior wall tiles, which were applied for in November of 2007. A “utility model patent” is a new technical solution relating to the shape, the structure, or their combination, of a product, which is fit for practical use. Utility model patents have a ten year term from the application date.

Pursuant to a Patent Licensing Contract dated May 8, 2009 between us and our director and CEO Huang Jia Dong, Huang Jia Dong has licensed to us, for no consideration, the exclusive right to use PRC design patents owned by Huang Jia Dong during the terms of each of the patents. There are a total of 11 design patents for ceramic tiles which were applied for by Mr. Huang between August 2000 through November 2002. The terms of such patents are for ten years from the application date.

Except as disclosed above, as of December 31, 2010, our business or profitability is not materially dependent on any other trademarks, copyrights, registered designs, patents, grant of licenses from third parties, new manufacturing processes or other intellectual property rights.

Environmental

We are subject to various environmental regulations with respect to noise and air pollution and discharge of hazardous materials. We are also subject to periodic inspection. We have obtained a Temporary Pollution Discharge Permit for our Hengda production facility, which is subject to annual renewal, and we are currently in the process of applying for a Pollution Discharge Permit for our Hengdali production facility. We are not subject to any pending actions of alleged violations of applicable PRC environmental laws.

Legal Proceedings

There are currently no material lawsuits currently pending against China Ceramics, Hengda, Hengdali, Success Winner or Stand Best.

Seasonality

The second and third calendar quarters have been the peak season of the property developing industry, and, therefore, our quarterly sales are usually highest from May to September compared to the rest of the year. We have lower sales between the months of January and March due to the effects of cold weather and the PRC Spring Festival.

The seasonality information above is based on our turnover trend in the last three years and may vary slightly from year to year depending on the demand by our customers and end customers for our products. However, management believes that the seasonality information for the last three years is representative of the seasonality trend going forward.

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

Hengda has obtained Temporary Pollutant Discharge Permit (JH(2010)ZZ No. 677) granted by Jinjiang City Environmental Protection Bureau on December 24, 2010. Hengdali is currently in the process of applying for a Pollutant Discharge Permit, and the environmental protection agency in Gaoan has accepted Hengdali’s application. If the Pollutant Discharge Permit is not issued and Hengdali discharges pollutants, Hengdali may be warned, ordered to stop discharging pollutants, and/or fined by the environmental protection agency.

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

Regulation of Dividend Distribution

The principal laws and regulations in China governing distribution of dividends by foreign-invested companies include:

·	The Sino-foreign Equity Joint Venture Law (1979), as amended;

·	The Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

·	The Sino-foreign Cooperative Enterprise Law (1988), as amended;

·	The Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

·	The Foreign Investment Enterprise Law (1986), as amended; and

·	The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

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

Insurance

We have not purchased insurance coverage for product liability or third party liability and are therefore not covered or compensated by insurance in respect of losses, damages, claims and liabilities arising from or in connection with product liability or third party liability. In addition, we currently do not maintain any property insurance policies covering losses due to fire, flood, earthquake, equipment failure, break-ins, typhoons and similar events, nor do we maintain business interruption insurance. As a result, our business and prospects could be adversely affected in the event of such problems in our operations and may suffer losses that could have a material adverse effect on our business, financial condition, results of operations, or cash flows.

C.           Organizational Structure

The following chart illustrates China Ceramics’ organizational structure as of December 31, 2010:

Corporate Structure and Background

Our principal PRC-based operating subsidiary, Hengda, was established on September 30, 1993 under the laws of PRC. All of the equity interests in Hengda are 100% owned by Stand Best as of December 31, 2010. Hengda is a wholly foreign-owned enterprise in China.

Our other PRC-based operating subsidiary, Hengdali, was established on June 27, 2008 under the laws of PRC. All of the equity interests in Hengdali are 100% owned by Hengda as of December 31, 2010.

Stand Best was established on January 17, 2008 under the laws of Hong Kong. Stand Best acquired the entire shareholdings of Hengda on April 1, 2008 for consideration of RMB 58,980,000. As a result of this acquisition, Hengda became the wholly owned subsidiary of Stand Best.

Success Winner was established on May 29, 2009 under the laws of British Virgin Islands with Mr. Wong Kung Tok as its sole shareholder and sole director.

On June 30, 2009, pursuant to the capitalization agreement dated June 30, 2009, Success Winner was issued the 9,999 shares allotted by Stand Best as per the capitalization exercise of a shareholder’s loan of HK$67.9 million (RMB 58.9 million). On the same date, the shareholder of Stand Best, Mr. Wong Kung Tok transferred all his shareholdings in Stand Best to Success Winner. Therefore, Mr. Wong Kung Tok, from June 30, 2009 to November 20, 2009, indirectly owned 100% of Stand Best and in turn, 100% of Hengda.

CHAC was incorporated in Delaware on June 22, 2007 and was organized as a blank check company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business that had its principal operations in Asia, with a focus on potential acquisition target in China.

Pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, on November 20, 2009, CHAC merged with and into China Ceramics, its wholly owned British Virgin Islands subsidiary, and immediately thereafter, as part of the same integrated transaction, China Ceramics acquired all of the outstanding securities of Success Winner.

Prior to China Ceramics’ acquisition of Success Winner, neither CHAC nor China Ceramics’ had any operations.

On November 19, 2009, Hengda entered into a definitive acquisition agreement to acquire a new production facility in Gaoan, Jiangxi Province, PRC by purchasing 100% of the equity interests in Hengdali. The closing of the acquisition was subject to the Gaoan City Administration for Industry and Commerce transferring the registration and business license of Hengdali from Hengdali’s former shareholders to Hengda. The transfer occurred on January 8, 2010. Hengda appointed an executive officer to take control over Hengdali’s operating and financing activities on the same day. In total, Hengda assumed loans of RMB 60.0 million and paid cash consideration of RMB 185.5 million for the acquisition, of which RMB 145.4 million was advanced to Hengdali’s former shareholders by December 31, 2009.

D.           Property, plant and equipment

Together with three other companies, we collectively own six buildings comprised of one office building and five workshops in Jinjiang, Fujian Province. As co-owners of these six buildings under the relevant Building Ownership Certificate, all co-owners have collective rights and obligations to the jointly-owned property under PRC law, and typically the disposal of such jointly owned property by one owner without the consent of all other owners is prohibited. We also own a workshop in another location in Jinjiang, but have yet to obtain a Building Ownership Certificate for such property. We have pre-paid all amounts relating to these properties. The land-use rights for these locations expires in 2055 and covers approximately 10,023 square meters. We also own land-use rights at two locations and seven buildings in Gaoan for office buildings, workshops, warehouses, and raw material yards and staff quarters. The land-use rights for these two facilities expire in 2058 and cover an aggregate of approximately 244,324 square meters.

We currently lease 18 properties in Jinjiang, Fujian Province in the PRC for various uses including warehouses, office space, workshops, staff quarters and stock yards. The lease terms range from one to six years.

As of December 31, 2010 our Hengda production facility in Jinjiang City, Fujian Province in the PRC, had a total gross floor area of approximately 120,000 square meters and employed 1,703 production personnel and our Hengdali production facility in Gaoan, Jiangxi Province in the PRC, has a total gross floor area of approximately 244,324 square meters and employed 326 production personnel. The Hengda facility consists of nine production lines with an annual production capacity of 32.2 million square meters. The Hengdali facility consists of three production lines with an annual production capacity of 10 million square meters currently. Historically, we have not experienced any form of disruption in our production facility. We are operating at approximately 91.3% of our full capacity and approximately 9.0% of our sales volume was outsourced to other manufacturers for the year ended December 31, 2010.

Currently, Hengdali has three production lines in operation (phase I of our expansion plan for Hengdali), and we anticipate completing phase II in the second quarter of 2011 which will add an additional 14 million square meters of capacity, and phase III in 2012 which will add an additional 18 million square meters of capacity. The capital expenditures in connection with the additional Hengdali production lines were RMB 91.6 million ($13.6 million) in 2010 and are expected to be approximately an additional RMB 198.0 million ($30.0 million) in 2011. Once completed, the Hengdali facility is expected to have production capacity of approximately 42 million square meters per year starting in 2012.

We are also undergoing an enhancement of the Hengda production line. The project is replacing older manufacturing production line equipment with new equipment. The capital expenditure in the Hengda facility enhancement were RMB 100.4 million ($15.0 million) in 2010 and will be RMB 95 million ($14.0 million) in 2011. Once completed, the Hengda facility is expected to have production capacity of 36.8 million square meters per year. Combining the two facilities, our total production capacity will be 56.2 million square meters of ceramics tiles per year by 2011 and will be 78.8 million square meters of ceramics tiles per year in 2012.

We believe that our current property rights are sufficient for our current operations. However, to continue growth, we believe we need to expand our production capacity at our new Hengdali facility in Gaoan, Jiangxi Province and at our existing Hengda facility in Jinjiang, Fujian province.

ITEM 4A.           UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.              OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a British Virgin Islands limited liability company whose predecessor, CHAC, was incorporated in Delaware on June 22, 2007 and was organized as a blank check company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business that had its principal operations in Asia, with a focus on potential acquisition target in China.

Pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, on November 20, 2009, CHAC merged with and into China Ceramics, its wholly owned British Virgin Islands subsidiary, and, immediately thereafter, as part of the same integrated transaction, China Ceramics acquired all of the outstanding securities of Success Winner.

China Ceramics, through our operating subsidiaries, is a leading PRC-based manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles, sold under the “HD” or “Hengda”, “HDL” or “Hengdeli”, “TOERTO” and “WULIQIAO” brands are available in over two thousand styles, colors and size combinations. Currently, we have five principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, and (v) ultra-thin tiles. Porcelain tiles are our major products and accounted for over 74.4% of our total revenue in 2010. The market for our products has been growing rapidly, due to the increasing demand for construction materials in the PRC attributable to population growth, population urbanization and an increasing standard of living.

We currently have an aggregate annual production capacity of approximately 38 million square meters, and manufacture our five principal product categories using twelve production lines. Each production line is optimized to manufacture specific size ranges to maximize efficiency and output.

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of and for the years ended December 31, 2008, 2009, and 2010, and has been prepared based on the consolidated financial statements of China Ceramics Co., Ltd. and its subsidiaries. The consolidated financial statements of China Ceramics Co., Ltd. and its subsidiaries have been prepared in accordance with IFRS which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards and Interpretations issued by the International Accounting Standard Board, or “IASB.” The consolidated financial statements have been prepared on the historical cost basis.

The business combination on November 20, 2009 has been accounted for as a reverse recapitalization. The acquisition agreement resulted in the former owner of Success Winner obtaining effective operating and financial control of the combined entity. Prior to the acquisition, we had no operating business. Accordingly, the acquisition does not constitute a business combination for accounting purposes and is accounted for as a capital transaction. That is, the transaction is in substance a reverse recapitalization, equivalent to the issuance of equity interests by Success Winner for the net monetary assets of China Ceramics accompanied by a recapitalization. The consolidated financial statements are a continuation of the financial statements of Success Winner. The assets and liabilities of China Ceramics are recognized at their carrying amounts at the date of acquisition with a corresponding credit to the consolidated equity and no goodwill or other intangible assets are recognized. The equity of the combined entity recognized at the date of acquisition represents the equity balances of Success Winner together with the deemed proceeds from the reverse recapitalization determined as described above. However, the equity structure presented in the consolidated financial statements (number and values of equity instruments issued) reflects the equity structure of the legal parent, China Ceramics. Costs directly attributable to the transaction have been debited to equity to the extent of net monetary assets received.

Results of Operations

The following table sets forth our financial results for the years ended December 31, 2008, 2009 and 2010.

	Year Ended December 31,
RMB(’000)	2008	2009	2010
Revenue	737,182	835,747	1,068,551
Cost of sales	(533,330)	(582,530)	(729,576)
Gross profit	203,852	253,217	338,975
Other income	2,701	3,735	3,966
Selling and distribution expenses	(6,620)	(6,912)	(7,176)
Administrative expenses	(9,932)	(10,088)	(25,524)
Merger costs	-	(26,429)	-
Finance costs	(941)	(1,375)	(6,170)
Profit before taxation	189,060	212,148	304,071
Income tax expense	(24,027)	(59,287)	(78,597)
Profit attributable to shareholders	165,033	152,861	225,474

Description of Selected Income Statement Items

Revenue.  We generate revenue from the sales of ceramic tiles, including porcelain tiles, glazed porcelain tiles, glazed tiles, rustic tiles and ultra-thin tiles, net of rebates and discounts. For the past three fiscal years, the second and third calendar quarters have been the peak season of the property developing industry, and, therefore, our quarterly sales are usually highest from May to September compared to the rest of the year. In addition, we have observed lower sales between the months of January to March. This is because property developing activities are low due to the effects of cold weather and the PRC Spring Festival.

Cost of sales.  Cost of sales consists of costs directly attributable to production, including the cost of clay, color materials, glaze materials, coal, salaries for staff engaged in production activity, electricity, depreciation, packing materials, and related expenses.

The most significant factors that directly or indirectly affect our cost of sales are as follows:

·	Availability and price of clay; and

·	Availability and price of coal.

Clay is a key material for making ceramic tiles, and accounted for approximately 26.9% of our cost of sales in 2010. The average price of clay increased 7.9% from approximately RMB 171.9 ($25.1) per ton in the year ended December 31, 2009 to approximately RMB185.5 ($28.1) per ton in the year ended December 31, 2010. Fujian and Jiangxi Provinces, where our production facilities are located, are the largest clay production areas in China and clay supply is stable and sufficient for our production and planned production.

Coal is another key material for making ceramic tiles on the natural gas conversion for the firing process. Coal accounted for approximately 20.2% of our cost of sales in the year ended December 31, 2010. We have long-term relationships with our coal suppliers. Prices of coal have experienced fluctuations in the past few years. The average price for coal was approximately RMB 951.4 ($139.2) per ton in the year ended December 31, 2009, compared to approximately RMB 980.4 ($148.6) per ton in the year ended December 31, 2010.

Other income.  Other income consists of sales of waste parts such as the exhausted metals, gears and transportation belts from equipment and moldings and foreign exchange gain/loss.

Selling and distribution expenses.  Selling and distribution expenses consist of payroll, traveling expenses, transportation and advertising expenses incurred by our selling and distribution team.

Administrative expenses.  Administrative expenses consist primarily of employee remuneration, payroll taxes and benefits, general office expenses and depreciation. We expect administrative expenses to continue to increase in absolute amounts. We also incur additional expenses related to costs of compliance with securities laws and other regulations, including audit and legal fees and investor relations expenses.

Merger costs.  Merger costs of RMB 26.4 million ($3.9 million) in November 2009 refer to the transaction costs incurred by Success Winner during the reverse recapitalization transaction that exceeded the net monetary assets received. For accounting purposes, we treat these costs as the costs Success Winner paid to obtain a public listing in the United States.

Finance Costs.  Finance costs consist of interest expense on bank loans.

Income taxes.  Income taxes for the years ended December 31, 2010 and 2009 were RMB 78.6 million ($11.7 million) and RMB 59.3 million ($8.7 million), respectively. The increase in PRC taxes paid was primarily due to the increase in assessable profits of our subsidiaries in the PRC as a result of business expansion and revenue growth.

According to the Income Tax Law of the PRC for Foreign Investment Enterprises and Foreign Enterprises and as approved by relevant PRC tax authorities, Hengda, a foreign-invested enterprise, was exempt from the PRC corporate income tax for its first two profitable years, which were 2004 and 2005. Thereafter, it was entitled to a 50% reduction in the PRC corporate income tax for the subsequent three years. Pursuant to the PRC Corporate Income Tax Law and its Implementation Rules effective from January 1, 2008, and the Notice of the State Council on the Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax and its implementation rules, in the fiscal year of 2008, the applicable tax rate for us was 12.5%, and the effective tax rate became 25% from January 1, 2009. The effective tax rate continued to be 25% in 2010.

Results of Operations

Year ended 2010 compared to the year ended 2009

Revenue.  The following table sets forth the breakdown of revenue, by product segment, for fiscal years 2009 and 2010:

	December 31,
Revenue RMB (’000)	2009	Percentage	2010	Percentage
Porcelain	663,794	79.40%	795,241	74.40%
Glazed Porcelain	32,387	3.90%	53,113	5.00%
Glazed	83,294	10.00%	111,981	10.50%
Rustic	41,993	5.00%	69,759	6.50%
Ultra-thin	14,279	1.70%	38,457	3.60%
Total	835,747	100.00%	1,068,551	100.00%

Revenue grew by RMB 232.8 million ($37.0 million), or 27.9%, to RMB 1,068.6 million ($159.2 million) in the year ended December 31, 2010, from RMB 835.7 million ($122.2 million) for the year ended December 31, 2009. The average selling price for ceramic tiles increased by 4.8% to RMB 26.1 ($3.9) per square meter for the year ended December 31, 2010 from an average selling price of RMB 24.9 ($3.6) per square meter for the year ended December 31, 2009, the sales volume increased by 7.3 million square meters to approximately 40.9 million square meters for the year ended December 31, 2010 from 33.6 million square meters for the same period in 2009. The growth in volume was primarily due to the production capacity of Hengdali, which we acquired in January 2010. Hengdali contributed RMB 243.5 million ($36.3 million) of total revenue in the year ended December 31, 2010. Revenue contributed by Hengda in the same period in 2010 totaled RMB 825.1 million ($122.9 million).

Porcelain tiles.  Revenue from porcelain tiles increased 19.8% from RMB 663.8 million ($97.0 million) for the year ended December 31, 2009 to RMB 795.2 million ($118.5 million) for the same period in 2010. The increase was primarily due to the high demand for porcelain tiles in China and our increased capacity due to the acquisition of Hengdali. The average selling price increased by 4.4% to RMB 26.1 ($3.9) per square meter for the year ended December 31, 2010 from an average selling price of RMB 25.0 ($3.7) per square meter for the year ended December 31, 2009, the sales volume increased by 3.9 million square meters to approximately 30.5 million square meters for the year ended December 31, 2010 from 26.6 million square meters for the same period in 2009. As a result, the increased volume led to RMB 98.3 million ($16.0) of the increase, while increased selling price led to RMB 33.2 million ($5.4 million). The market for our products has been growing rapidly, due to the increasing demand for construction materials in the PRC attributable to population growth, population urbanization and an increasing standard of living in 2010. Porcelain tiles for exterior walls are our most popular product and have the largest market potential of all of our tiles. We expect porcelain tiles to continue to be our key product for the foreseeable future.

Glazed porcelain tiles.  Revenue from glazed porcelain tiles increased 63.9% from approximately RMB 32.4 million ($4.7 million) for the year ended December 31, 2009 to RMB 53.1 million ($7.9 million) for the same period in 2010 mainly due to an increase in sales volume. The sales volume increased by 0.8 million square meters to approximately 2.0 million square meters for the year ended December 31, 2010 from 1.2 million square meters for the same period in 2009. As a result, the increased volume led to RMB 20.2 million ($3.1) of the increase, while increased selling price by RMB 0.3 ($0.04) per square meter led to RMB 0.5 million ($0.08 million). Glazed porcelain tiles are a relatively new product (introduced in 2006) and the demand for this product has been strong. The company has increased the sales effort to promote the product in 2010 due to increase in capacity. The product mix for glazed porcelain tiles were 5% for the year ended December 2010 compared to 3.9% for the year ended December 2009.

Glazed tiles.  Revenue from glazed tiles increased 34.5% from RMB 83.3 million ($12.2 million) for the year ended December 31, 2009 to RMB 112.0 million ($16.7 million) for the same period in 2010 due to the increase in selling price and sales volume. The average selling price increased by 4.1% to RMB 20.4 ($3.0) per square meter for the year ended December 31, 2010 from an average selling price of RMB 19.6 ($2.9) per square meter for the year ended December 31, 2009, the sales volume increased by 1.2 million square meters to approximately 5.5 million square meters for the year ended December 31, 2010 from 4.3 million square meters for the same period in 2009. As a result, the increased volume led to RMB 24.4 million ($3.8) of the increase, while increased selling price led to RMB 4.3 million ($0.7 million). Glazed tiles have a lower selling price than our other products.

Rustic tiles. Revenue from rustic tiles increased 66.7% from RMB 42.0 million ($6.1 million) for the year ended December 31, 2009 to RMB 70.0 million ($10.4 million) for the same period in 2010 due to the increase in selling prices and sales volume. The average selling price increased by 5.5% to RMB 40.0 ($5.9) per square meter for the year ended December 31, 2010 from an average selling price of RMB 37.9 ($5.5) per square meter for the year ended December 31, 2009, the sales volume increased by 0.7 million square meters to approximately 1.8 million square meters for the year ended December 31, 2010 from 1.1 million square meters for the same period in 2009. As a result, the increased volume led to RMB 24.8 million ($3.8) of the increase, while increased selling price led to RMB 2.9 million ($0.4 million). The product mix increased to 6.5% for the year ended December 2010 from 5% for the year ended December 2009. The company has been promoting the rustic tiles since it has been introduced from 2007 and also believes the rustic tile will become a larger portion of our product mix due to its variety of pattern and texture.

Ultra-thin tiles.  Revenue from ultra-thin tiles increased 169.3% from RMB 14.3 million ($2.1 million) for the year ended December 31, 2009 to RMB 38.5 million ($5.7 million) for the same period in 2010 due to the increase in selling prices and sales volume. The average selling price increased by 3.7% to RMB 33.9 ($5.0) per square meter for the year ended December 31, 2010 from an average selling price of RMB 32.7 ($4.8) per square meter for the year ended December 31, 2009, the sales volume increased by 0.7 million square meters to approximately 1.1 million square meters for the year ended December 31, 2010 from 0.4 million square meters for the same period in 2009. As a result, the increased volume led to RMB 22.8 million ($3.4) of the increase, while increased selling price led to RMB 1.3 million ($0.2 million). Ultra-thin tiles are a new product and were commercialized in June 2008. The product mix is 3.6% for the year ended December 2010 compared to 1.7% for the year ended December 2009. As the demand for this type of product is strong, ultra-thin tiles are expected to become a larger portion of our product mix.

Cost of sales.  The following table sets forth the breakdown of cost of sales, by product segment, for December 31, 2009 and 2010:

	December 31,
Cost of sales RMB (’000)	2009	Percentage	2010	Percentage
Porcelain	454,153	78.00%	525,845	72.07%
Glazed Porcelain	23,654	4.10%	41,324	5.66%
Glazed	71,185	12.20%	97,606	13.38%
Rustic	26,246	4.50%	44,470	6.10%
Ultra-thin	7,292	1.30%	20,331	2.79%
Total	582,530	100%	729,576	100%

Cost of sales was RMB 729.6 million ($108.7 million) for the year ended December 31, 2010 compared to RMB 582.5 million ($85.2 million) for the same period in 2009, representing an increase of RMB 147.1 million ($23.5 million), or 25.3%. The increase in cost of sales was primarily due to the increased sales volume by 7.3 million square meters and an increase in the price of raw materials related to the growing demand of the company products. For example, the price of clay increased from approximately RMB 171.9 ($25.1) per ton in the year ended December 31, 2009 to approximately RMB 185.5 ($28.1) per ton in the year ended December 31, 2010, and the price of coal increased from approximately RMB 951.4 ($139.2) per ton in the year ended December 31, 2009 to approximately RMB 980.4 ($148.6) per ton in the year ended December 31, 2010.

Gross profit.  The following table sets forth the breakdown of our gross profit and gross profit margin, by product segment, for December 31, 2009 and 2010:

	December 31,
	2009		2010
	Gross	Profit	Gross	Profit
RMB (’000)	Profit	Margin	Profit	Margin
Porcelain	209,641	31.60%	269,396	33.90%
Glazed Porcelain	8,733	27.00%	11,789	22.20%
Glazed	12,109	14.50%	14,375	12.80%
Rustic	15,747	37.50%	25,289	36.30%
Ultra-thin	6,987	48.90%	18,126	47.10%
All products	253,217	30.30%	338,975	31.70%

Our gross profit increased 33.9% from RMB 253.2 million ($37.0 million) for the year ended December 31, 2009 to RMB 339.0 million ($50.5 million) for the same period in 2010. Our gross profit margin increased 4.6% from 30.3% for the year ended December 31, 2009 to 31.7% for the same period in 2010. The year-over-year increase in gross profit margin was driven by higher gross margin of products manufactured and sold by Hengdali.

Porcelain tiles.  Gross profit for porcelain tiles increased 28.5% from RMB 209.6 million ($30.6 million) for the year ended December 31, 2009 to RMB 269.4 million ($40.1 million) for the same period in 2010. Our gross profit margin was 33.9% for the year ended December 31, 2010 compared to 31.6% for the same period in 2009. The increase in gross margin was due to the higher gross margin of products manufactured and sold by Hengdali. The gross margins of Hengda and Hengdali were 32.4% and 38.2%, respectively, in fiscal year 2010. Porcelain titles was the major product of Hengdali, its revenue totaled 97% of the whole revenue of Hengdali for the year ended December 31, 2010. The higher margin in Hengdali was primarily due to higher automation of equipment, less maintenance cost and expendable supplies as a new factory.

Glazed porcelain tiles.  Gross profit for glazed porcelain tiles increased 35.6% from approximately RMB 8.7 million ($1.3 million) for the year ended December 31, 2009 to RMB 11.8 million ($1.8 million) for the same period in 2010. Our gross profit margin was 22.2% for the year ended December 31, 2010 compared to 27.0% for the same period in 2009. The decrease in gross margin was due to the increase in costs resulting from the increase in raw material prices.

Glazed tiles.  Gross profit for glazed tiles increased 19.0% from RMB 12.1 million ($1.8 million) for the year ended December 31, 2009 to RMB 14.4 million ($2.1 million) for the same period in 2010. Our gross profit margin was 12.8% for the year ended December 31, 2010 compared to 14.5% for the same period in 2009. The decrease in gross margin was mostly driven by the increase in costs resulting from the increase in raw material prices.

Rustic tiles.  Gross profit for rustic tiles increased 61.1% from RMB 15.7 million ($2.3 million) for the year ended December 31, 2009 to RMB 25.3 million ($3.8 million) for the same period in 2010. Our gross profit margin decreased 3.2% from 37.5% for the year ended December 31, 2009 to 36.3% for the same period in 2010. The decrease in gross margin was mostly driven by the increase in costs resulting from the increase in raw material prices.

Ultra-thin tiles.  Gross profit for ultra-thin increased 158.6% from RMB 7.0 million ($1.0 million) for the year ended December 31, 2009 to RMB 18.1 million ($2.7 million) for the year ended December 31, 2010. Ultra-thin tiles were a new product line which began production in June 2008. The year-over-year increase in gross profit was primarily driven by the increase in volume from 0.4 million square meters to 1.1 million square meters for the year ended December 31, 2010 compared with the same period in 2009.

Other income.  Other income increased 6.2% from RMB 3.7 million ($0.5 million) for the year ended December 31, 2009 to RMB 4.0 million ($0.6 million) for the same period in 2010. Other income primarily consists of the sale of waste parts such as the exhausted metals, gears and transportation belts from equipment and moldings, and foreign exchange gain/loss. Waste parts sales amounted to RMB 4.5 million ($0.7 million) in 2010, and the foreign exchange loss amounted to RMB 0.9 million ($0.1 million).

Selling and distribution expenses.  Selling and distribution expenses were RMB 7.2 million ($1.1 million) for the year ended December 31, 2010 compared to RMB 6.9 million ($1.0 million) for the same period in 2009, representing an increase of RMB 0.3 million ($0.1 million) or 4.3%. The year-over-year increase in selling expenses was due to the higher payroll and advertising expenses at the newly acquired Hengdali facility. Compared with 2009, the shipping costs was reduced as customers now collect their goods directly from the Company’s warehouse.

Administrative expenses.  Administrative expenses were RMB 25.5 million ($3.8 million) for the year ended December 31, 2010, compared to RMB 10.1 million ($1.5 million) for the same period in 2009, representing an increase of RMB 15.4 million ($2.3 million), or 152.5%. The year-over-year increase in administrative expenses was primarily due to the additional depreciation and amortization expenses of RMB 2.9 million ($0.4 million) incurred from the acquisition of property, plant and equipment, increased salary expense of RMB 1.2 million ($0.2 million) due to the newly acquired Hengdali, and RMB 8.5 million ($1.3 million) of legal and other expenses related to China Ceramics’ status as a public company.

Merger costs. The merger costs in 2009 of RMB 26.4 million ($3.9 million) were incremental transaction costs directly attributable to the reverse recapitalization transaction which exceeded the net monetary assets received in 2009. We treat these costs as the costs Success Winner incurred to obtain a public listing in the United States of America.

Finance costs.  Finance costs increased 342.9% from RMB 1.4 million ($0.2 million) for the year ended December 31, 2009 to RMB 6.2 million ($0.9 million) for the same period in 2010. The year-over-year increase in finance costs resulted from an increase in bank loans.

Profit before taxation.  Profit before taxation increased 43.4% from RMB 212.1 million ($31.0 million) for the year ended December 31, 2009 to RMB 304.1 million ($45.3 million) for the same period in 2010. The increase of the profit before taxation was mainly due to the higher revenue, partially offset by higher operating costs.

Income taxes.  We incurred an income tax expense of RMB 78.6 million ($11.7 million) for the year ended December 31, 2010 compared to RMB 59.3 million ($8.7 million) for the same period in 2009, representing an increase of RMB 19.3 million ($3.0 million) or 32.5%, due to higher profit before taxation. Our effective enterprise income tax rate was 25.0% for the years ended December 31, 2010 and 2009.

Profit attributable to shareholders.  Profit attributable to shareholders increased by 47.5% from RMB 152.9 million ($22.3 million) for the year ended December 31, 2009 to the RMB 225.5 million ($33.6 million) for the same period in 2010. The year-over-year increase in net profit was primarily driven by strong growth in revenue of Hengdali in 2010 and the absence of one-time merger costs of RMB 26.4 million ($3.9 million) incurred in November 2009 which reduced the net profit for the year ended December 31, 2009.

Year ended 2009 compared to the year ended 2008

Revenue.  Revenue grew by RMB 98.5 million ($16.3 million), or 13.4%, to RMB 835.7 million ($122.2 million) in the year ended December 31, 2009, from RMB 737.2 million ($105.9 million) for the year ended December 31, 2008. Although the average selling price for ceramic tiles decreased by 2.4% to RMB 24.9 ($3.60) per square meter for the year ended December 31, 2009 from an average selling price of RMB 25.5 ($3.70) per square meter for the year ended December 31, 2008, the sales volume increased by 4.7 million square meters to approximately 33.6 million square meters for the year ended December 31, 2009 from 28.9 million square meters for the same period in 2008. In the second half of 2008, China experienced a slow-down in its construction industry due to the global financial crisis. In order to gain more market share and maintain ceramic tile productions volumes, we reduced selling prices during the second half of 2008. Due to the recovery of the PRC construction industry in the second quarter of 2009, we increased the average selling price for our ceramic tiles at the beginning of the second half of 2009.

Cost of sales.  Cost of sales was RMB 582.5 million ($85.1 million) for the year ended December 31, 2009 compared to RMB 533.3 million ($76.6 million) for the same period in 2008, representing an increase of RMB 49.2 million ($8.5 million), or 9.2%. The increase in cost of sales was primarily due to higher sales volume as the price of raw materials such as coal decreased in the fiscal year 2009.

Gross profit.  Our gross profit increased 24.2% from RMB 203.9 million ($29.3 million) for the year ended December 31, 2008 to RMB 253.2 million ($37.0 million)for the same period in 2009, and gross profit margin increased 2.6% from 27.7% for the year ended December 31, 2008 to 30.3% for the same period in 2009.

Other income.  Other income increased 37.0% from RMB 2.7 million ($0.4 million) for the year ended December 31, 2008 to RMB 3.7 million ($0.5 million) for the same period in 2009. Other income mainly consist of the sale of waste parts such as the exhausted metals, gears and transportation belts from equipment and moldings of RMB 3.2 million ($0.5 million) in 2009.

Selling and distribution expenses.  Selling and distribution expenses were RMB 6.9 million ($1.0 million) for the year ended December 31, 2009 compared to RMB 6.6 million ($0.9 million) for the same period in 2008, representing an increase of RMB 0.3 million ($0.04 million) or 4.5%. The increase was mainly attributable to the growth in revenue.

Administrative expenses.  Administrative expenses were RMB 10.1 million ($1.5 million) for the year ended December 31, 2009, compared to RMB 9.9 million ($1.4 million) for the same period in 2008, representing an increase of RMB 0.2 million ($0.1 million), or 2%. The increase was mainly attributable to audit and legal expenses for the transaction between us and Success Winner.

Merger costs.  The merger costs of RMB 26.4 million ($3.9 million) were incremental transaction costs directly attributable to the reverse recapitalization transaction which exceeded the net monetary assets received. We treat these costs as the costs Success Winner incurred to obtain a public listing in the United States.

Finance costs.  Finance costs increased 55.6% from RMB 0.9 million ($0.1 million) for the year ended December 31, 2008 to RMB 1.4 million ($0.2 million) for the same period in 2009. The increase of interest expenses for the year ended December 31, 2009 was mainly due to an increase in bank loans.

Profit before taxation.  Profit before taxation increased 12.2% from RMB 189.1 million ($27.2 million) for the year ended December 31, 2008 to RMB 212.1 million ($31.0 million) for the same period in 2009. Although there was a merger cost of RMB 26.4 million ($3.9 million) incurred in 2009, profit before taxation increased mainly due to the increase of sales volume of our products for the year ended December 31, 2009.

Income taxes.  We incurred an income tax expense of RMB 59.3 million ($8.7 million) for the year ended December 31, 2009 compared to RMB 24.0 million ($3.4 million) for the same period in 2008, representing an increase of RMB 35.3 million ($5.3 million) or 147.1%, due to the aforementioned different tax rates applied between the periods. Our effective enterprise income tax rate was 25.0% for the year ended December 31, 2009 compared to a 12.5% effective enterprise income tax rate for the same period in 2008.

Profit attributable to shareholders.  Profit attributable to shareholders decreased by 7.3% from RMB 165.0 million ($23.7 million) for the year ended December 31, 2008 to the RMB 152.9 million ($22.4 million) for the same period in 2009 mainly as a result of the income tax rate being at a 25% level for the year ended December 31, 2009, as compared to a 12.5% effective enterprise income tax rate for the same period in 2008.

Liquidity and Capital Resources

The following table presents a summary of our cash flows and beginning and ending cash balances for the years ended December 31, 2008, and 2009, and 2010:

	Year Ended December 31,
RMB (’000)	2008	2009	2010
Net cash provided by operating activities	155,230	159,620	204,241
Net cash used in investing activities	(6,625)	(152,294)	(254,088)
Net cash used in (provided by) financing activities	(115,506)	91,100	163,248
Net cash flow	33,099	98,426	113,401
Cash and cash equivalents at beginning of year	18,507	51,606	150,121
Effect of foreign exchange rate differences	-	89	(27)
Cash and cash equivalents at end of year	51,606	150,121	263,495

We have historically financed our liquidity requirements mainly through operating cash flow, short-term bank loans and issuance of new shares.

Cash flows from operating activities. Our net cash inflow provided by operating activities was RMB 204.2 million ($30.4 million) for the year ended December 31, 2010, an increase of RMB 44.6 million ($7.1 million), or 27.9% from the RMB 159.6 million ($23.3 million) net cash provided by operating activities for the same period in 2009. The year-over-year increase was primarily due to the increase in revenue and a decrease in the change in trade receivables of RMB 62.9 million ($9.2 million), primarily offset by an increase in the change in inventories of RMB 68.0 million ($10.1 million) and a decrease in changes in accrued liabilities and other payables of RMB 22.2 million ($3.3 million).

Our net cash inflow provided by operating activities was RMB 159.6 million ($23.3 million) for the year ended December 31, 2009, an increase of RMB 4.4 million ($1.0 million), or 2.8% from the RMB 155.2 million ($22.3 million) net cash provided by operating activities for the same period in 2008. The year-over-year increase was primarily due to the increase in the revenue and the increase in the change in trade payables and accrued liabilities and other payables of RMB 59 million ($8.5 million), primarily offset by the increase in the change in trade receivables of RMB 60.4 million ($8.8 million).

Cash flows from investing activities.  Our cash flows provided by/used in investing activities were primarily payments related to the acquisition/sale of property, plant and equipment and interest.

Net cash used in investing activities in the year ended December 31, 2010 was RMB 254.1 million ($37.8 million), compared to RMB 152.3 million ($22.3 million) of net cash outflow used in investing activities in the same period of 2009. The increase was primarily due to an increase in the acquisition of property, plant and equipment for (i) the completion of phase I construction and expansion of Hengdali (RMB 30.2 million ($4.5 million)) (ii) the initial stage of phase II construction for Hengdali(RMB 91.6 million ($13.6 million)) and (iii) improvements of RMB 100.4 million ($15.0 million) at our Hengda facility, which led to capital expenditures of an aggregate of RMB 222.2 million ($33.1 million) during 2010.

Our net cash outflow used in investing activities in the year ended December 31, 2009 was RMB 152.3 million ($22.3 million), compared to RMB 6.6 million ($1.0 million) of net cash outflow used in investing activities in the same period of 2008. The increase was primarily due to the prepayment of a portion of the acquisition cost of Hengdali of RMB 145.4 million ($21.3 million) in 2009.

Cash flows from financing activities.  Net cash generated in financing activities was RMB 163.2 million ($24.5 million) for the year ended December 31, 2010, as compared to approximately RMB 91.1 million ($13.3 million) cash generated from financing activities in the same period of 2009 and was primarily attributable to RMB 159.6 million ($24.0 million) from the sale of newly issued shares, which was partially offset by the repayment of bank loans of RMB 62.2 million ($9.3 million).

Net cash generated from financing activities was RMB 91.1 million ($13.3 million) for the year ended December 31, 2009, an increase of RMB 206.6 million ($29.9 million) from the RMB 115.5 million ($16.6 million) net cash used in financing activities in the same period of 2008. The increase was primarily attributable to the RMB 104.5 million ($15.3 million) of cash acquired in the reverse recapitalization in 2009, together with a decrease of a dividend payment of RMB 97.5 million ($14.0 million) compared with 2008.

Inventory and Accounts Receivable.  Our inventory turnover rate grew from 3.70 times in 2008 to 4.73 times for the year ended December 31, 2009 and grew to 4.99 times for the year ended December 31, 2010, as the rate of our delivery of products increased in both periods. Based on our historical experience, we believe that the value of our current inventories is realizable.

The average number of days in which we received payment on our trade receivables was 93 days in 2008 and grew to 102 days for the year ended December 31, 2009 due to the increase in sales to distributors in the second quarter of 2009. Trade receivables turnover was 95 days as of December 31, 2010. The year-over-year decrease in the trade receivables turnover compared with 2009 was due to better cash collection in the year ended December 31, 2010. Based on our historical experience, we believe that our trade receivables are collectable.

The major sources of our liquidity for fiscal year 2008, 2009 and 2010 were cash generated from operations, short tem borrowings and issuance of new shares. We do not use off-balance sheet financing as a source of liquidity or for other financing purposes. The increase in the cash and bank balances in 2010 was primary due to the dynamic growth in revenue which led to the increase in cash generated from operating activities of RMB 204.2 million ($30.4 million) and the net proceeds generated from the sale of shares in our November 2010 public offering, with an amount of RMB 159.6 million ($24.0 million), primarily offset by the cash payment of RMB 222.2 million ($33.1 million) for the acquisition of property, plant and equipment for the construction and expansion of Hengdali facility and Hengda facility. The increase in the cash and bank balances in 2009 was primary attributable to the access to RMB 81.2 million ($11.9 million) in cash through the business combination.

We believe that our working capital will be sufficient to meet our present operation needs and the commitments and capital expenditures in the foreseeable future, together with expected cash flows from operations.

Cash and bank balances were RMB 263.5 million ($39.9 million) as of December 31, 2010, as compared to RMB 150.1 million ($22.0 million) at December 31, 2009, and RMB 51.6 million ($7.5 million) at December 31, 2008.

As of December 31, 2010, our total outstanding bank loans (both short-terms loans and long-term loans) amounted to RMB 97.0 million ($14.7 million) with interest rates in the range of 6.107% to 6.624% per annum and maturity dates in the range of May 6, 2011 to September 19, 2013.

Operating lease commitments totaled RMB 40.4 million ($6.1 million) as of December 31, 2010.

Capital commitments and purchase commitments totaled RMB 85.7 million ($13.0 million) and RMB 2.4 ($0.4 million) as of December 31, 2010, respectively.

In our opinion, our working capital, including our cash, income and cash flows from operations, and short-term borrowings, is sufficient for our present requirements.

However, we may sell additional equity or obtain credit facilities to enhance our liquidity position or to increase our cash reserve for future acquisitions and capital equipment expenditures. The sale of additional equity would result in further dilution to our shareholders. The incurrence in indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot provide assurance that financing will be available in amounts or on terms acceptable to us, if at all.

Inventory Management

Our inventory is comprised of raw materials purchased from our suppliers located in Fujian, Guangdong and Jiangxi Provinces. The inventory comprised mainly of clay, coal, colorings, and glazing materials.

We have sufficient raw materials to support, on average, three weeks of production at any point in time. This helps to minimize any potential delays in our production process which may arise due to insufficient raw materials. Our production of ceramic tiles is based on customers’ orders. In doing so, we minimize storage space and maintain a relatively low inventory level of finished products. Our inventory turnover based on the year-end closing inventory balances for the years ended 2008, 2009 and 2010 are as follows:

	FY2008	FY2009	FY2010
Inventories (RMB’000)	131,562	114,658	177,217
Inventory turnover (days)(1)	98	77	73

(1)	The average inventory turnover is computed based on the formula: (simple average of the opening and closing inventories balance in a financial year / cost of goods sold) × 365 days.

There was no provision for inventory obsolescence, inventory written off or inventory written down to net realizable value in the last three years ended December 31, 2010.

Credit Management

Credit terms to our customers

We typically extend credit terms of approximately 90 days to our customers; credit terms can vary from customer to customer. We will grant credit terms based on the reputation, creditworthiness, size of orders, payment records and number of years we have done business with the customer. We do not have a goods return policy.

Personnel from our sales and marketing department typically conduct visits to new customers to evaluate their credit worthiness before entering into any arrangements with them. In addition, we will usually request a deposit of RMB 400,000 from new distributors upon signing a distributorship agreement.

Our average trade receivables’ turnover days in the last three years ended December 31, 2010 were as follows:

	FY2008	FY2009	FY2010
Trade receivables (RMB’000)	195,848	270,840	282,976
Trade receivables turnover (days)(1)	93	102	95

(1)	The average trade receivables’ turnover is computed based on the formula: (simple average of the opening and closing trade receivables balance in a financial year / revenue) × 365 days.

Credit terms from our suppliers

Our suppliers typically extend credit periods of three to five months for our purchases of clay while our suppliers for the other materials including coloring, glazing and packaging generally extend a credit period of approximately three to six months and coal suppliers generally extend us credit periods of about one month.

Our average trade and bills payables’ turnover days in the last three years ended December 31, 2010 were as follows:

	FY2008	FY2009	FY2010
Trade payables (RMB’000)	92,888	126,251	178,382
Trade payables turnover (days)(1)	105	97	101

(1) The average trade payables’ turnover is computed based on the formula: (simple average of the opening and closing trade balances in a financial year / purchases of raw materials and outsourcing services) × 365 days.

In periods where raw material pricing is favorable, we will pay our suppliers in advance. This happened when our trade payables turnover fell from 118 days in 2007 to 97 days in 2009 when the price of coal decreased and we started paying coal suppliers in advance.

Trade payables turnover was 101 days as of December 31, 2010 compared with 97 days as of December 31, 2009. The year-over-year increase in trade payables turnover resulted from the increased balance of raw materials as of December 31, 2010, since the Company built up inventory due to a  backlog of orders.

Capital Expenditures

Our capital expenditures primarily consist of expenditures on property, plant and equipment. Capital expenditures on property, plant and equipment was RMB 222.2 million ($33.1 million) for the year ended December 31, 2010 compared to RMB 8.0 million ($1.2 million) for the same period in 2009. In the year ended December 31, 2010, we invested RMB 100.4 million ($15.0 million) to replace and improve older manufacturing equipment at the Hengda facility. The enhancement of production lines is expected to increase annual capacity at the Hengda facility to 32.2 million square meters of ceramic tiles by the end of 2010 from 28 million square meters per year in 2009. In the year ended December 31, 2010, we invested RMB 30.3 million ($4.5 million) to complete Phase I of the Hengdali facility expansion. The capital expenditures for phase II of the Hengdali facility expansion was RMB 91.6 million ($13.6 million) in 2010. The phase II of the Hengdali facility will be completed in the second quarter of 2011. We had total capacity of 42.2 million square meters by the end of 2010 and incurred total capital expenditure of approximately $33.1 million in 2010.

Our capital expenditures on property, plant and equipment were RMB 8.0 million ($1.2 million) for the year ended December 31, 2009 compared to RMB 7.0 million ($1.0 million) for the same period in 2008. We finance our capital expenditure requirements primarily through cash flows from operating activities and bank loans.

Contractual Obligations

Our contractual obligations consist mainly of debt obligations, operating lease obligations, capital purchase obligations and other purchase obligations and commitments. The following table sets forth a breakdown of our contractual obligations as of December 31, 2010:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB in Thousands)
Short-term debt obligations(1)	74,697	74,697	-	-	-
Long-term debt obligations(1)	28,512	1,656	26,856	-	-
Operating purchase obligations(2)	40,433	10,645	17,727	12,061	-
Capital purchase obligations(3)	85,710	85,710	-	-	-
Other purchase obligations and commitments(4)	2,400	2,400	-	-	-
Total	231,752	175,108	44,583	12,061	-

(1)
Amounts represent principal and interest cash payments over the life of the bank loans, including anticipated interest payments that are not recorded in the financial statements as of December 31, 2010.

(2)	We lease plant buildings, production factories, warehouses and employees’ hostel from non-related parties under non-cancellable operating lease arrangements.
(3)
Includes capital purchase obligations represent commitments for the construction or purchase of property, plant and equipment. They were not recorded as liabilities in the financial statements as of December 31, 2010.

(4)	Represents commitments for advertising services which are not reflected in our financial statements

The following table sets forth further details regarding our loans outstanding as of December 31, 2010:

Short-term debt obligations:	Amount of loans RMB’000	Interest rates (p.a)
Agricultural Bank of China	30,000	6.1065%
China Citic Bank	42,000	6.394%
Long-term debt obligations:	Amount of loans RMB’000)	Interest rates (p.a)
Agricultural Bank of China(1)	25,000	6.624%

(1) The terms of the long-term debt obligation to Agricultural Bank of China are one to three years.

Off-Balance Sheet Arrangements

We do not have any outstanding off-balance arrangements and have not entered into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

Impact of Inflation

Inflation has not historically been a significant factor impacting our results.

Critical Accounting Policies and Judgment

Our consolidated financial statements are prepared in accordance with IFRS including related interpretations as issued by IASB, and have been consistently applied throughout the years ended December 31, 2008, 2009, and 2010. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates and judgments are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may materially differ from these estimates under different assumptions or conditions.

Critical Accounting Estimates and Assumptions

Depreciation of Property, Plant and Equipment

Changes in expected level of usage and technological developments could impact the economic useful lives and the residual values of property, plant and equipment. Therefore, future depreciation charges could be revised.

Income Tax

We recognize liabilities for expected taxes based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made

Impairment of non-financial assets

We make the impairment testing on our property, plant and equipment, land use rights and goodwill for possible impairment on an annual basis as of December 31 of each year and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Impairment of trade receivables

We assess the collectability of trade receivables, which estimate is based on the credit history of our customers and the current market condition. Management assesses the collectability of trade receivables at the balance sheet date and makes provision for non-collectability, if any.

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

Critical judgments in applying the entity’s accounting policies

Accounting for the Success Winner Acquisition

We have accounted for the acquisition of Success Winner as a reverse recapitalization. Our management believes the acquisition agreement resulted in the former owner of Success Winner obtaining effective operating and financial control of the combined entity through 1) the owner’s majority shareholder interest in the combined entity immediately after the acquisition, 2) his significant representation on the Board of Directors and 3) Success Winner’s management being named to all the senior executive positions.

Prior to the acquisition, China Ceramics had no operating business. Accordingly, our management believes the acquisition does not constitute a business combination and treats it as a capital transaction for accounting purposes.

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

Determining the date when China Ceramics obtained control of Hengdali

The management has regarded January 8, 2010, the date when the registration and business license was officially transferred to us from Hengdali’s former shareholders and when we appointed an executive officer to take over control of Hengdali’s operating and financing activities, as the date we obtained control of Hengdali.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements.

Foreign Currency Fluctuations

We currently do not have any foreign exchange exposure as our sales and purchases are predominantly denominated in RMB. However, in the future, a proportion of our sales may be denominated in other currencies as we expand into overseas markets. In such circumstances, we may be subject to foreign currency fluctuations in the future.

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods, net of rebates and discounts. Provided it is probable that the economic benefits will flow to us and the revenue and costs, if applicable, can be measured reliably, revenue is recognized as follows:

·
Sales of goods are recognized upon transfer of the significant risks and rewards of ownership to the customer. This is usually taken as the time when the goods are delivered and the customer has accepted the goods.

·	Interest income is recognized on a time-proportion basis using the effective interest method.

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

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to us and the cost of the item can be measured reliably. All other costs, such as repairs and maintenance, are charged to profit or loss during the financial period in which they are incurred.

Land use rights

Upfront payments made to acquire land held under an operating lease are stated at cost less accumulated amortization and any accumulated impairment losses. Amortization is calculated on a straight line basis over the leasing period of 50 years.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of our share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose identified according to operating segment.

Financial assets

Our accounting policies for financial assets are set out below.

Financial assets are classified into the following category: loans and receivables.

Management determines the classification of our financial assets at initial recognition depending on the purpose for which the financial assets were acquired and where allowed and appropriate, re-evaluates this designation at every reporting date.

All financial assets are recognized when, and only when, we become a party to the contractual provisions of the instrument. Regular way purchases of financial assets are recognized on trade date. When financial assets are recognized initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

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

Impairment of financial assets

At each reporting date, financial assets are reviewed to determine whether there is any objective evidence of impairment. Objective evidence of impairment of individual financial assets includes observable data that comes to our attention about one or more of the following loss events:

·	Significant financial difficulty of the debtor;

·	A breach of contract, such as a default or delinquency in interest or principal payments;

·	It becoming probable that the debtor will enter bankruptcy or other financial reorganization;

·	Significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

·	A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

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

For financial assets other than trade receivables that are stated at amortized cost, impairment losses are written off against the corresponding assets directly. Where the recovery of trade receivables is considered doubtful but not remote, the impairment losses for doubtful receivables are recorded using an allowance account. When we are satisfied that recovery of trade receivables is remote, the amount considered irrecoverable is written off against trade receivables directly and any amounts held in the allowance account in respect of that receivable are reversed.

Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

Financial liabilities

Our financial liabilities include bank loans, trade and other payables and accrued liabilities. They are included in line items in the statement of financial position as borrowings under current or non-current liabilities, accrued liabilities or trade and other payables.

Financial liabilities are recognized when we become a party to the contractual provisions of the instrument. All interest related charges are recognized in accordance with our accounting policy for borrowing costs.

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

ITEM 6.              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and senior management

Our current directors and executive officers are:

Name	Age	Position
Huang Jia Dong	53	Director and Chief Executive Officer
Su Pei Zhi	57	Director and Sales Deputy General Manager
Hen Man Edmund	38	Chief Financial Officer
Ding Wei Dong (1)(2)(3)	71	Director
Paul K. Kelly (2)(3)	71	Director and Non-Executive Chairman
Cheng Yan Davis(1)(2)(3)	69	Director
Bill Stulginsky(1)	60	Director
Su Wei Feng	30	Director and Corporate Secretary

(1)	Member of audit committee
(2)	Member of compensation committee
(3)	Member of nominations committee

Huang Jia Dong founded Hengda in 1993 and has served as our director since November 20, 2009 and Chief Executive Officer since April 4, 2010. Mr. Huang was Chairman of the Board from November 20, 2009 until April 4, 2010. Mr. Huang currently serves as Chairman of Hengda. Mr. Huang was previously involved in the construction material distribution business. Mr. Huang has been appointed as the vice chairman of Fujian Province Ceramic Industry Association since 2006 and the executive director of Jinjiang City Chamber of Import and Export Trade since 2007. Mr. Huang has a diploma in corporate management from Xiamen University. Mr. Huang is a second cousin of Mr. Su Pei Zhi’s wife. We have chosen Mr. Huang to serve as director because of his extensive experience in the ceramic tiles industry and his intimate knowledge of our company.

Su Pei Zhi has served as our director since November 20, 2009. Mr. Su joined Hengda in 1993 and served as the sales deputy general manager. He is the head of our sales and marketing team. Under the leadership of Mr. Su, we have established a nationally covered sales network including both distribution customers and property developer customers. Prior to joining Hengda, Mr. Su was in his family ceramic tile business. Mr. Su Pei Zhi is the father of Mr. Su Wei Feng, our director and Secretary, and Mr. Su Pei Zhi’s wife is a second cousin of Mr. Huang Jia Dong, our Chief Executive Officer. We have chosen Mr. Shu Pei Zhi to serve as director because of his extensive experience in the ceramic tiles industry.

Hen Man Edmund has served as our Chief Financial Officer since November 20, 2009. Mr. Hen joined Hengda in 2008 as the Chief Financial Officer. Mr. Hen is responsible for the corporate finance function and oversees matters relating to compliance and reporting obligation of the company. Prior to joining Hengda, Mr. Hen was a Financial Controller of a switchgear manufacturer in Sichuan PRC and was responsible for the corporate finance function of the company. Prior to that, Mr. Hen was the accountant of Dickson Concepts (International) Ltd., a public listed company in Hong Kong and oversaw the accounting and financial administration of the company. He also worked at a variety of international accountancy firms, including Deloitte Touche Tohmatsu, in assurance and advisory services during the period from 1995 to 2001. Mr. Hen graduated from the University of East Anglia, United Kingdom, with a Bachelor Degree in Science in 1995. He is an associate of the Institute of Chartered Accountants in England and Wales and an associate of the Hong Kong Institute of Certified Public Accountants.

Ding Wei Dong has served as our director since November 20, 2009. From 1997 to 2008, Mr. Ding served as the president of China Building Ceramics & Sanitaryware Association (CBCSA), the largest industrial association of the building ceramics and sanitaryware industry in China. Mr. Ding is now the honorary president of CBCSA. From 1991 to 2000, Mr. Ding served as the executive vice president of China Building Material Industry Association, a national organization of the building material industry in China. From 1985 to 1991, Mr. Ding was the chief of Manufacturing and Management Department of Building Material Bureau of China where he was responsible for the quality management of building materials. Mr. Ding graduated from Nanjiing University of Science and Technology in 1965 with a Bachelor Degree, and he has the professional title of Senior Engineer of Professor Scale in China. We have chosen Mr. Ding to serve as director because of his expertise in the Chinese ceramics industry.

Paul K. Kelly has been our director since August 18, 2009 and our Non-Executive Chairman since April 4, 2010. He was also Chairman of the Board and Chief Executive Officer of our predecessor, CHAC, from its inception. Since February 1992, Mr. Kelly has been the President and Chief Executive Officer of Knox & Co., an investment banking firm specializing in mergers and acquisitions, corporate restructuring and international financial advisory services for clients in the U.S., Asia, and throughout the world. In 2004, Mr. Kelly formed the Westgate Group, Inc., a strategic advisory firm focusing upon identifying and implementing cross-border business opportunities for clients with an emphasis on Asia and the Pacific Basin, for which he acts as Chairman, CEO, and is the majority shareholder. Mr. Kelly is also the President, Chief Executive Officer and sole shareholder of PH II, Inc., a privately held investment company which has investments in the United States and New Zealand. He has held these positions with PH II since 1988. Mr. Kelly also serves as Chairman and Chief Executive Officer of Knox Enterprises, Inc., successor to THT Inc., a privately held diversified manufacturing company. In 1996, Mr. Kelly founded the Carrington Club, a golf resort and karikari estate and winery in New Zealand for which he is the owner and Edgewater Developers, a real estate development company in New Zealand. From 1985 to 1990 Mr. Kelly served as President and Chief Executive Officer of Peers & Co., an international investment banking firm. From 1984 to 1985 Mr. Kelly was the President and a director of Quadrex Securities Corp. From 1982 to 1984 he was an Executive Vice President and Director of Dean Witter Reynolds, Inc., responsible for all investment banking activities for financial institutions. Mr. Kelly also served as Managing Director and a member of the Management Committee of Merrill Lynch White Weld Capital Markets Group from 1980 to 1982 where he was responsible for all investment banking activities for financial institutions on a worldwide basis, and was also senior banker to Merrill Lynch & Co., the holding company for all Merrill Lynch interests. From 1978 to 1980 Mr. Kelly was Executive Vice President, Director and member of the Executive Committee of Blyth Eastman Dillon, where he was co-head of the Corporate Finance Department. He was responsible for all new business activities for the firm and headed the Financial Institutions Group. Among the other positions held by Mr. Kelly prior to 1978 include his positions from 1968 to 1975 as Vice President of The First Boston Corporation where he established the commercial paper department and was responsible for all corporate finance new business activities, and as a partner, member of the management committee and head of investment banking for Prescott, Ball & Turbin from 1975 to 1978. Mr. Kelly is a member of the Board of Trustees of the University of Pennsylvania, a member of the Business School Advisory Board of the University of Auckland (NZ), and a member of the New Zealand Business Roundtable. In addition, he is a member of the Director’s Advisory Board of the Yale Cancer Center. He is a past director of American Life and Health Insurance Company of New York, The Chicago Sun-Times Corporation, Hydrox Corporation, Ltd. (New Zealand), MCR Corporation, and Porta Systems Corporation (ASE). He graduated from the University of Pennsylvania in 1962 and received an MBA in Finance from the Wharton School in 1964. We have chosen Mr. Kelly to serve as a director because of his experience in the US financial industry and he was also the founder of CHAC.

Cheng Yan Davis has been our director since November 20, 2009 and was a board member of our predecessor, CHAC, since its inception. Since September 2010, Ms. Davis has acted as a special advisor to the President of the Teacher’s College of Columbia University. From 1993 until September 2010, Ms. Davis served as the Vice Dean of International Programs and Development at the University of Pennsylvania Graduate School of Education (GSE International). GSE International was established by Ms. Davis in 1993, and was the first international programs office among Ivy League graduate schools of education in the U.S. Since 1993, Ms. Davis has served as a Special Advisor to the President of the University of Pennsylvania on internationalization efforts. GSE International has developed many specialized training programs for groups ranging from government officials and university presidents to finance executives and corporate CEOs. Among these programs are training programs for Chief Executive Officers and leading executives in the Chinese securities and mutual fund industries, created in conjunction with the Wharton School. Over the past three years, the Penn-Securities Association of China Program and the Penn-China Mutual Fund CEO Leadership Program have trained over one hundred Chinese executives in the latest theories and practices of the U.S. finance sector. Since 1998, Ms. Davis has worked with Morgan Stanley on the International Conference on Higher Education Management in Shanghai, the establishment of the China Center, which focuses on management training for U.S.-China joint ventures, and the China Pension Program, which works with the state council of China in designing the architecture and training of a senior workforce in comprehensive pension management. Ms. Davis has also worked with CIGNA and Lucent Technologies on various professional education projects since 1997, designing a variety of training and professional development programs. Ms. Davis also serves as an advisor on quality workforce standards for the Shanghai Municipal Government and the Shanghai Foreign Trade Commission. Since 1997, Ms. Davis has been invited to the Shanghai’s Mayor’s International Advisory Council as a special observer and to offer suggestions on Shanghai human resource development and workforce training. Ms. Davis has also been invited to custom design new programs for China Telecom and China Industrial Commercial Bank. These programs were designed in preparation of China’s entry into the World Trade Organization. Ms. Davis initiated former President Jiang Zemin’s visit to the University of Pennsylvania in 1997. Ms. Davis is a board member of the New York Film Academy, Senior Advisor to Motorola and Oracle on international government relations, and Advisor Professor to East China Normal University. In addition, she has served as the Senior Observer for the Shanghai International Business Leaders Advisory Council for the past fifteen years. She has received numerous recognitions for her many contributions, including the first-ever PennGSE Alumni Pioneers Award. Ms. Davis has a degree in Russian and English from Shichuan Foreign Language University in China and an Ed D in Education from the Graduate School of Education at the University of Pennsylvania. We have chosen Ms. Davis to serve as director because of her history with the Company, as a founder of CHAC.

Bill Stulginsky has been our director since April 1, 2010. Mr. Stulginsky retired as Partner from PricewaterhouseCoopers LLP in September 2009. He has over thirty six years of public accounting experience and was a partner at PricewaterhouseCoopers and predecessor firms for twenty-four years prior to his retirement. His background includes serving public and private clients in the higher education, healthcare, electric and gas utilities, pharmaceutical and manufacturing industries. He has a Bachelor of Science degree in Accounting from LaSalle University. Mr. Stulginsky is also on the Board of Directors of Fox Chase Cancer Center in Philadelphia and the Visiting Nurse Association of Greater Philadelphia (Board Chairman), both of which are nonprofit organizations. We have chosen Mr. Stulginsky to serve as director because of his financial sophistication.

Su Wei Feng has been our director since April 1, 2010. Mr. Su joined us in March 2007. He currently acts as our general legal counsel and Secretary. Prior to working with us, Mr. Su worked as a lawyer at Fujian Minrong Law Firm from 2005 to 2007. He graduated from the School of Law of Xiamen University in 2004. Mr. Su Wei Feng is the son of Mr. Su Pei Zhi, a director of the Company. We have chosen Mr. Feng to serve as director because of his legal background.

Pursuant to the merger and stock purchase agreement dated August 19, 2009, Huang Jia Dong, Sue Pei Zhi, and Ding Wei Dong were nominated as members of our board of directors by the Seller (as defined in the merger and stock purchase agreement), and Paul K. Kelly and Cheng Yan Davis were nominated as members of China Ceramics’ board of directors by the Purchaser (as defined in the merger and stock purchase agreement).

Mr. Huang and Mr. Wong, our majority shareholder, are brothers-in-law.

The business address of each party described above is c/o Jinjiang Hengda Ceramics Co., Ltd., Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, People’s Republic of China.

B.           Compensation

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has at any time been our officer or employee, or our subsidiaries. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

During the last fiscal year, none of our officers and employees, and none of our former officers participated in deliberations of our Board of Directors concerning executive officer compensation.

Director Compensation

Starting April 1, 2010, our Board of Directors determined to provide its non-employee members annual compensation of $40,000. Mr. Bill Stulginsky, as the Chairman of the Audit Committee, received $45,000. Prior to April 1, 2010, there was no compensation provided to any of our directors.

Executive Officers

Since we did not have an operating business prior to the acquisition of Success Winner on November 20, 2009, our officers did not receive any compensation for their services; and since we had no other employees, we did not have any compensation policies, procedures, objectives or programs in place.

Name and Principal Position	Year	Salary RMB(3)	Bonus RMB(3)		Total RMB(3)
Huang Jia Dong, Chief Executive Office	2010	104,244	-		104,244
	2009	120,000	-		120,000
Su Pei Zhi, Sales Deputy General Manager	2010	113,309	-		113,309
	2009	96,430	-		96,430
Li Shun Qing(1), Chief Executive Officer	2010	89,649	-		89,649
	2009	93,499	-		93,499
Hen Man Edmund, Chief Financial Officer	2010	290,050	-		290,050
	2009	96,000	1,364,000	(2)	1,460,000
Su Wei Feng, Corporate Secretary	2010	75,378	-		75,378
	2009	84,060	-		84,060
  ____________
(1)	As of April 4, 2010, Mr. Li ceased to be our Chief Executive Officer. Mr. Li now manages Hengdali. Mr. Li received 3 months of compensation as our Chief Executive Officer in 2010.
(2)	Mr. Hen Man Edmund received a bonus of US$200,000 relating to services rendered in 2009.
(3)	The amounts shown in this table include the amount each executive officer received from Hengda prior to the consummation of the business combination.

Retirement Benefits

As of December 31, 2010, China Ceramics has contributed to the government-mandated employee welfare and retirement benefit plan and provided pension, retirement or similar benefits to its employees. The PRC regulations require China Ceramics to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. Success Winner has no further commitments beyond its monthly contribution.

China Ceramics does not accrue pension, retirement or similar benefits.

Employment Agreements

Upon consummation of the acquisition of Success Winner, we entered into employment agreements with certain of our executive officers. The following discussion summarizes the material terms of employment agreements entered into between us and our executive officers:

We entered into employment agreements with the following officers: Huang Jia Dong, Chief Executive Officer, Su Pei Zhi, Sales Deputy General Manager, Hen Man Edmund, Chief Financial Officer, and Su Wei Feng, Corporate Secretary.

·	The term of the employment agreements is three years (February 1, 2009 to January 31, 2012 for Su Peizhi, Huang Jia Dong and Su Wei Feng and August 1, 2008 to July 31, 2011 for Hen Man Edmund).

·
Huang Jia Dong will receive compensation of RMB 10,000 per month; Su Pei Zhi will receive compensation of RMB 12,000 per month from January 1, 2010; Hen Man Edmund will receive compensation of RMB 30,000 per month from January 1, 2010; and Su Wei Feng will receive compensation of RMB 7,000 per month.

·
We may dismiss any of the above officers if any of the following events occurs with respect to the officer: (1) failure to show up for work, (2) failure to provide required documents, (3) falsification of documents, criminal record, etc., (4) serious violation of such officers’ labor rules and of regulations, (5) serious lapse of duties and responsibilities, (6) activities that violate regulations, resulting in loss of more than RMB 4,000, (7) operation of his own business during the term of his employment, (8) criminal prosecution and labor punishment, (9) request by the officer to resign, (10) causing us to sign or change any contract through fraud, coercion and other fraudulent means, or (11) other situations stipulated by law and statutes.

·
Each officer is subject to the non-compete provisions of the agreement for a period of three years following termination of the employment agreement and non-solicitation provisions of the agreement for a period of two years following termination of the employment agreement.

Other Employees

Compensation for our senior executives is comprised of four elements: a base salary, an annual performance bonus, equity and benefits.

In developing salary ranges, potential bonus payouts, equity awards and benefit plans, it is anticipated that our compensation committee takes into account: 1) competitive compensation among comparable companies and for similar positions in the market, 2) relevant ways to incentivize and reward senior management for improving shareholder value while building a successful company, 3) individual performance, 4) how best to retain key executives, 5) the overall performance of us and our various key component entities, 6) our ability to pay and 7) other factors deemed to be relevant at the time.

Our senior management have discussed our above mentioned planned process for executive compensation and the four compensation components. Specific compensation plans for our key executives are negotiated and established by our compensation committee.

None of our officers, directors or employees are entitled to benefits upon termination of employment.

China Ceramics Co., Ltd. 2010 Incentive Compensation Plan

On December 27, 2010, our shareholders approved the China Ceramics Co., Ltd. 2010 Incentive Compensation Plan (the “2010 Incentive Plan”). The purpose of the 2010 Incentive Plan is to assist us and our subsidiaries in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, and independent contractors by enabling such persons to acquire or increase a proprietary interest in us in order to strengthen the mutuality of interests between such persons and our shareholders, and providing such persons with annual and long-term performance incentives to expand their maximum efforts in the creation of shareholder value.  Awards under the 2010 Incentive Plan will be limited in the aggregate to 1,200,000 shares. The 2010 Incentive Plan shall terminate at such time as no shares remain available for issuance under the 2010 Incentive Plan, when we have no further obligations with respect to outstanding awards under the 2010 Incentive Plan.

Administration. The 2010 Incentive Plan is administered by a committee (the “Committee”) designated by our board of directors (the “Board”), which shall consist of at least two directors, each of whom is (i) a “non-employee director” within the meaning of Rule 16b-3 promulgated under the Exchange Act and (ii) an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto (the “Code”); provided, however, that except as otherwise expressly provided in the 2010 Incentive Plan or in order to comply with Code Section 162(m) or Rule 13b-3 under the Exchange Act, the Board may exercise any power or authority granted to the Committee under the 2010 Incentive Plan. Among other things, the Committee has complete discretion, subject to the express limits of the 2010 Incentive Plan, to determine the officers, directors, employees and independent contractors to be granted an award, the type of award to be granted, the number of shares subject to each award, the terms and conditions of each award, the exercise price of each award which is a stock option (“Option”) and the base price of each award which is a stock appreciation right (“SAR”), the term of each award, the vesting schedule for an award, whether to accelerate award vesting, the value of the Shares underlying an award, and the required withholdings, if any. The Committee is also authorized to construe the award agreements, and may prescribe rules relating to the 2010 Incentive Plan. Notwithstanding the foregoing, neither the Committee nor the Board has any authority to grant or modify an award under the 2010 Incentive Plan with terms or conditions that would cause the award to be considered nonqualified “deferred compensation” subject to Code Section 409A.

Grant of Awards; Shares Available for Awards. The 2010 Incentive Plan provides for the grant of Options (both incentive stock options and non-incentive stock options), SARs (including limited SARs), restricted stock, deferred stock, stock granted as a bonus or in lieu of another award, dividend equivalents, bonus stock, awards in lieu of obligations, and performance or annual incentive awards (each an “award”) to our executive officers, directors and employees, and independent contractors (each a “participant”) (however, solely employees are eligible for awards which are incentive stock options). We have reserved a total of 1,200,000 shares for issuance as or under awards to be made under the 2010 Incentive Plan.  If any award lapses, expires, is cancelled, or terminates unexercised or ceases to be exercisable for any reason, the number of shares subject thereto is again available for grant under the 2010 Incentive Plan. The number of shares for which awards which are Options, SARs, performance awards or annual incentive awards may be granted to a participant under the 2010 Incentive Plan in any fiscal year is limited to 350,000.

The number of awards to be granted to officers, directors, employees and consultants cannot be determined at this time as the grant of awards is dependent upon various factors such as hiring requirements and job performance.

Options. The exercise price per share purchasable under an Option shall be determined by the Committee or the Board, provided that such per share exercise price shall not be less than 100% of the fair market value of a share on the date of grant of the Option and shall not, in any event, be less than the par value of a share on the date of grant of such option. The Committee or the Board shall determine the time or times at which or the circumstances under which an Option may be exercised in whole or in part, the time or times at which Options shall cease to be or become exercisable following termination of employment or upon other conditions, the methods by which such exercise price may be paid or deemed to be paid, the form of such payment, and the methods by or forms in which shares will be delivered or deemed to be delivered to participants who exercise Options.

Options which are incentive stock options (“ISOs”) granted under the 2010 Incentive Plan shall comply in all respects with Code Section 422. In the case of ISOs, if an employee owns or is deemed to own (by reason of the attribution rules applicable under Code Section 424(d)) more than 10% of the combined voting power of all classes of our shares or the shares of any parent or subsidiary (a “ten percent shareholder”) and an ISO is granted to such employee, the per share exercise price under such ISO (to the extent required by the Code at the time of grant) shall be no less than 110% of the fair market value of a share on the date such ISO is granted. The term of an ISO may not exceed 10 years (5 years in the case of an ISO granted to a ten percent shareholder). ISOs may be granted to solely employees. In addition, the aggregate fair market value of the shares subject to an ISO (determined at the time of grant) which are exercisable for the first time by an employee during any calendar year may not exceed $100,000.

Stock Appreciation Rights. A SAR provides the participant to whom it is granted the right to receive, upon its exercise, the excess of (A) the fair market value of the number of shares subject to the SAR on the date of exercise (or, in the case of a “Limited SAR” (as defined in the 2010 Incentive Plan) which may be exercised only in the event of a “change in control” (as defined in the 2010 Incentive Plan), the fair market value determined by reference to the change in control price, as defined in the 2010 Incentive Plan), over (B) the product of the number of shares subject to the SAR multiplied by the grant price under the SAR, as determined by the Committee or the Board. The per share grant price of a SAR shall not be less than the fair market value of a share on the date of grant.

Restricted Stock Awards. A restricted stock award is a grant or sale of shares to the participant, subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee or the Board may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Committee or the Board may determine at the date of grant or purchase or thereafter. Except to the extent restricted under the terms of the 2010 Incentive Plan and any agreement relating to the restricted stock award, a participant who is granted or has purchased restricted stock shall have all of the rights of a shareholder, including the right to vote the restricted stock and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Committee or the Board). During the restricted period applicable to the restricted stock, subject to certain exceptions, the restricted stock may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the participant.

Deferred Stock. A deferred stock award is a right to receive shares, cash, or a combination thereof at the end of a specified deferral period, subject to certain terms and conditions, and in compliance with Code Section 409A. Payment under an award of deferred stock shall occur upon expiration of the deferral period specified for such deferred stock award by the Committee or the Board (or, if permitted by the Committee or the Board, as elected by the participant). In addition, deferred stock awards shall be subject to such restrictions (which may include a risk of forfeiture) as the Committee or the Board may impose, if any, which restrictions may lapse at the expiration of the deferral period or at earlier specified times (including based on achievement of performance goals and/or future service requirements), separately or in combination, in installments or otherwise, as the Committee or the Board may determine. Payments under deferred stock awards may be by delivery of Shares, cash equal to the fair market value of the specified number of shares covered by the deferred stock award, or a combination thereof, as determined by the Committee or the Board at the date of grant or thereafter. Prior to the end of the specified deferral period for a deferred stock award, the award carries no voting or dividend or other rights associated with share ownership.

Bonus Shares and Awards in Lieu of Obligations. The Committee and the Board are each authorized to grant shares as a bonus, or to grant shares or other awards in lieu of our obligations to pay cash or deliver other property under the 2010 Incentive Plan or under other plans or compensatory arrangements, provided that, in the case of participants subject to Section 16 of the Exchange Act, the amount of such grants remains within the discretion of the Committee to the extent necessary to ensure that acquisitions of shares or other awards are exempt from liability under Section 16(b) of the Exchange Act. These bonus shares or awards granted under the 2010 Incentive Plan shall be subject to such other terms as shall be determined by the Committee or the Board.

Dividend Equivalents. The Committee and the Board are each authorized to grant dividend equivalents to a participant, entitling the participant to receive cash, shares, other awards, or other property equal in value to dividends paid with respect to a specified number of Shares, or other periodic payments. Dividend equivalents may be awarded on a free-standing basis or in connection with another award. The Committee or the Board may provide that dividend equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional shares, awards, or other investment vehicles, and subject to such restrictions on transferability and risks of forfeiture, as the Committee or the Board may specify.

Other Stock-Based Awards. The Committee and the Board are each authorized, subject to limitations under applicable law, to grant to participants such other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares, as deemed by the Committee or the Board to be consistent with the purposes of the 2010 Incentive Plan, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into shares, purchase rights for shares, awards with value and payment contingent upon our performance or any other factors designated by the Committee or the Board, and awards valued by reference to the book value of shares or the value of securities of or the performance of our specified subsidiaries or business units.

Performance and Annual Incentive Awards.  The Committee and the Board (except for such awards to be made to participants who are “covered employees” for purposes of Code Section 162(m), which awards must be made by the Committee) are each authorized to grant (i) performance awards, under which participants will receive cash payments, shares or other awards upon the satisfaction of pre-specified (generally, other than annual) performance criteria, and (ii) annual incentive awards, under which participants will receive cash payments, shares or other awards upon the satisfaction of pre-specified annual performance criteria.  The performance criteria which may be used for performance awards or annual incentive awards made to participants who are “covered employees” for purposes of Code Section 162(m) may solely include, for us, on a consolidated basis and/or our specified subsidiaries or business units (except with respect to total shareholder return and earnings per share criteria) - total shareholder return; total shareholder return as compared to total return (on a comparable basis) of a publicly available index such as, but not limited to, the Standard & Poor’s 500 Stock Index or the S&P Specialty Retailer Index; net income; pretax earnings; earnings before interest expense, taxes, depreciation and amortization; pretax operating earnings after interest expense and before bonuses, service fees, and extraordinary or special items; operating margin; earnings per share; return on equity; return on capital; return on investment; operating earnings; working capital or inventory; and ratio of debt to shareholders’ equity.

Change in Control Provisions. In the event of a change in control (as defined in the 2010 Incentive Plan), (i) any award subject to vesting and exercisability requirements that was not previously vested and exercisable shall become fully vested and exercisable as of the occurrence of the change in control, subject to certain restrictions; (ii) Limited SARs (and other SARs if so provided by their terms) shall become exercisable for amounts, in cash, determined by reference to the change in control price; (iii) the restrictions, deferral of settlement, and forfeiture conditions applicable to any other award shall lapse and such awards shall be deemed fully vested as of the occurrence of the change in control, except to the extent of any waiver by the participant and subject to certain restrictions; (iv) with respect to any outstanding award subject to achievement of performance goals and conditions under the 2010 Incentive Plan, such performance goals and other conditions will be deemed to be met if and to the extent so provided by the Committee in the award agreement relating to such award; (v) the Board may in its sole and absolute discretion, provide on a case by case basis that Options shall terminate, provided however, that a participant holding a terminating Option shall have the right, immediately prior to the occurrence of such change in control and during such period as the Board in its sole discretion shall determine and designate, to exercise that Option, to the extent exercisable, in whole or in part; and (vi) the Board may in its sole and absolute discretion, provide on a case by case basis that any award entitled to be settled in shares shall instead be entitled to be settled, during such period as the Board in its sole discretion shall determine and designate, by means of a cash payment equal to the fair market value of such award immediately prior to the occurrence of such change in control, as determined in good faith by the Board.

Amendment and Termination. The Board may amend, alter, suspend, discontinue or terminate the 2010 Incentive Plan, or the Committee’s authority to grant awards under the 2010 Incentive Plan, without the consent of shareholders or participants, except that any amendment or alteration to the 2010 Incentive Plan shall be subject to the approval of the Company’s shareholders not later than the annual meeting next following such Board action if such shareholder approval is required by any federal or state law or regulation (including, without limitation, Rule 16b-3 or Code Section 162(m)) or the rules of any stock exchange or automated quotation system on which the Shares may then be listed or quoted, and the Board may otherwise, in its discretion, determine to submit other such changes to the 2010 Incentive Plan to shareholders for approval; provided that, without the consent of an affected participant, no such Board action may materially and adversely affect the rights of such participant under any previously granted and outstanding award. The Committee or the Board may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate any award theretofore granted and any award agreement relating thereto, except as otherwise provided in the 2010 Incentive Plan; provided that, without the consent of an affected participant, no such Committee or the Board action may materially and adversely affect the rights of such participant under such award.

Compensation Committee. The shareholders of the Company approved the 2010 Incentive Plan at the annual meeting held on December 27, 2010. In accordance with the 2010 Incentive Plan, the Board of Directors of the Company has appointed the Compensation Committee (the “Committee”) to administer the 2010 Incentive Plan. Subsequent to the balance sheet date, the Company granted an aggregate of 1,130,000 stock options to Huang Jia Dong, Su Pei Zhi, Su Wei Feng, Hen Man Edmund, Paul K. Kelly, Cheng Yan Davis, Ding Wei Dong and William L. Stulginsky, upon the approval by the Board of Directors on January 27, 2011, the grant date. The exercise price of the share options granted is $7.65 per share and the share options are valid for a period of 5 years from January 27, 2011 to January 27, 2015. One-fourth of options granted will vest in every year from the grant date. As at the grant date of January 27, 2011, the estimated total fair value of the options granted is approximately $3,286,443.

Certain U.S. Federal Income Tax Consequences of the 2010 Incentive Plan

The following is a general summary of the U.S. federal income tax consequences under current tax law to China Ceramics, were it subject to U.S. federal income taxation, and to participants under the 2010 Incentive Plan who are individual citizens or residents of the United States for U.S. federal income tax purposes (“U.S. participants”) of Options, which include ISOs and Options that are not ISOs, SARs, restricted stock, deferred stock, performance shares, performance units, restricted stock units, dividend equivalent rights and bonus stock. It does not purport to cover all of the special rules that may apply, including special rules relating to limitations on the ability of China Ceramics, were it subject to U.S. federal income taxation, to deduct certain compensation, special rules relating to deferred compensation, golden parachutes, participants subject to Section 16(b) of the Exchange Act and the exercise of an Option with previously-acquired shares. This summary assumes that U.S. participants will hold their shares as capital assets within the meaning of Section 1221 of the Code. This summary does not address the application of the passive foreign investment company rules of the Code to U.S. participants. These rules are discussed generally under the section below entitled “Taxation–United States Federal Income Taxation–U.S. Holders–Passive Foreign Investment Company Rules”. In addition, this summary does not address the foreign, state or local income or other tax consequences, or any U.S. federal non-income tax consequences, inherent in the acquisition, ownership, vesting, exercise, termination or disposition of an award under the 2010 Incentive Plan or shares issued pursuant thereto. Participants are urged to consult their own tax advisors concerning the tax consequences to them of an award under the 2010 Incentive Plan or shares issued pursuant thereto.

A U.S. participant generally does not recognize taxable income upon the grant of an option. Upon the exercise of an Option that is not an ISO, the participant generally recognizes ordinary income in an amount equal to the excess, if any, of the fair market value of the shares acquired on the date of exercise over the exercise price therefor, and China Ceramics, were it subject to U.S. federal income taxation, would be entitled to a deduction for such amount at that time. If the U.S. participant later disposes of the shares acquired under an Option that is not an ISO, the U.S. participant generally recognizes a long-term or short-term gain or loss, depending upon the period for which the shares were held thereby. A long-term capital gain generally is subject to more favorable tax treatment than ordinary income or a short-term capital gain. The deductibility of capital losses is subject to certain limitations.

Upon the exercise of an ISO, a U.S. participant generally does not recognize taxable income. If the U.S. participant disposes of the shares acquired pursuant to the exercise of an ISO more than two years after the date of grant and more than one year after the transfer of the shares to the participant, the U.S. participant generally recognizes a long-term capital gain or loss, and the Company would not be entitled to a deduction. However, if the U.S. participant disposes of such shares prior to the end of the required holding period, all or a portion of the gain is treated as ordinary income, and China Ceramics, were it subject to U.S. federal income taxation, generally would be entitled to deduct such amount.

In addition to the U.S. federal income tax consequences described above, the U.S. participant may be subject to the alternative minimum tax (“AMT”), which is payable to the extent it exceeds the participant’s regular income tax. For this purpose, upon the exercise of an ISO, the excess of the fair market value of the shares for which the ISO is exercised over the exercise price thereunder for such shares is a preference item for purposes of the AMT. In addition, the U.S. participant’s basis in such shares is increased by such excess for purposes of computing the gain or loss on the disposition of the shares for AMT purposes. If a U.S. participant is required to pay any AMT, the amount of such tax which is attributable to deferral preferences (including any ISO adjustment) generally may be allowed as a credit against the participant’s regular income tax liability (and, in certain cases, may be refunded to the participant) in subsequent years. To the extent the credit is not used, it may be carried forward.

A U.S. participant who receives a bonus of restricted stock award or who purchases shares of restricted shares, which shares, in either case, are subject to a substantial risk of forfeiture and certain transfer restrictions, generally does not recognize income on the receipt of the award or the purchased restricted shares and generally recognizes ordinary compensation income at the time the restrictions lapse in an amount equal to the excess, if any, of the fair market value of the shares at such time over any amount paid by the U.S. participant for the shares. Alternatively, the U.S. participant may elect to be taxed upon receipt of the restricted shares based on the value of the shares at the time of receipt. China Ceramics, were it subject to U.S. federal income taxation, generally would be entitled to deduct such amount at the same time as ordinary compensation income is required to be included by the U.S. participant and in the same amount. Dividends received with respect to restricted shares generally are treated as compensation, unless the U.S. participant elects to be taxed on the receipt (rather than the vesting) of the restricted shares.

A U.S. participant generally does not recognize income upon the grant of an SAR. The U.S. participant recognizes ordinary compensation income upon the exercise of the SAR equal to the increase in the value of the underlying shares, and China Ceramics, were it subject to U.S. federal income taxation, generally would be entitled to a deduction for such amount.

A U.S. participant generally does not recognize income on the receipt of a deferred stock award or a bonus stock award and generally recognizes income when the shares are received. At such time, the U.S. participant recognizes ordinary compensation income equal to the excess, if any, of the fair market value of the shares over any amount paid for the shares, and China Ceramics, were it subject to U.S. federal income taxation, generally would be entitled to deduct such amount at such time.

A U.S. participant generally does not recognize income on the receipt of a performance award, annual incentive award or dividend equivalent right award until a payment is received under the award.  At such time, the U.S. participant recognizes ordinary compensation income equal to the amount of any cash payments and the fair market value of any shares received, and the Company generally would be entitled to deduct such amount at such time.

C.           Board Practices

The term of each director is until their resignation or removal.

Our board of directors has established an audit committee, a compensation committee and a governance and nominating committee.

Audit Committee.  The audit committee consists of Bill Stulginsky, Ding Wei Dong and Cheng Yan Davis. Mr. Stulginsky is the chair of the audit committee, and our board of directors believe that Mr. Stulginsky qualifies as an “audit committee financial expert”, as such term is defined in the rules of the Securities and Exchange Commission.

The board of directors has adopted an audit committee charter, providing for the following responsibilities of the audit committee:

·	appointing and replacing our independent auditors and pre-approving all auditing and permitted non-auditing services to be performed by the independent auditors;

·	reviewing and discussing the annual audited financial statements with management and the independent auditors;

·	annually reviewing and reassessing the adequacy of our audit committee charter;

·	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

·	meeting separately and periodically with management, the internal auditors and the independent auditors; and

·	reporting regularly to the board of directors.

Compensation Committee.  Our compensation committee consists of Ding Wei Dong, Paul K. Kelly and Cheng Yan Davis. Ding Wei Dong is the chair of our compensation committee. Ding Wei Dong, Paul K. Kelly and Cheng Yan Davis do not have any direct or indirect material relationship with us other than as a director.

Our board of directors adopted a compensation committee charter, providing for the following responsibilities of the compensation committee:

·	reviewing and making recommendations to the board regarding our compensation policies and forms of compensation provided to our directors and officers;

·	reviewing and making recommendations to the board regarding bonuses for our officers and other employees;

·	administering our incentive-compensation plans for our directors and officers;

·	reviewing and assessing the adequacy of the charter annually;

·	administering our share option plans, if they are established in the future, in accordance with the terms thereof; and

·	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Governance and Nominating Committee.  Our governance and nominating committee consists of Ding Wei Dong, Paul K. Kelly and Cheng Yan Davis. Ding Wei Dong is the chair of our governance and nominating committee. Ding Wei Dong, Paul K. Kelly and Cheng Yan Davis do not have any direct or indirect material relationship with us other than as a director.

Our board of directors adopted a governance and nominating committee charter, providing for the following responsibilities of the governance and nominating committee:

·	overseeing the process by which individuals may be nominated to our board of directors;

·	identifying potential directors and making recommendations as to the size, functions and composition of our board of directors and its committees;

·	reviewing candidates proposed by our shareholders;

·	developing the criteria and qualifications for the selection of potential directors; and

·	making recommendations to the board of directors on new candidates for board membership.

In making nominations, the governance and nominating committee is required to submit candidates who have the highest personal and professional integrity, who have demonstrated exceptional ability and judgment and who shall be most effective, in conjunction with the other nominees to the board, in collectively serving the long-term interests of the shareholders. In evaluating nominees, the governance and nominating committee is required to take into consideration the following attributes, which are desirable for a member of the board: leadership, independence, interpersonal skills, financial acumen, business experiences, industry knowledge, and diversity of viewpoints.

Code of Ethics

In May 2010, our board of directors adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is available on our website at http://cceramics.com/Corporate-Governance.html.

Director Independence

Our board of directors has determined that Messrs. Bill Stulginsky, Ding Wei Dong and Paul K. Kelly and Ms. Cheng Yan Davis qualify as independent directors under the rules of the Nasdaq Marketplace Rules because they are not currently employed by us, and do not fall into any of the enumerated categories of people who cannot be considered independent in the Nasdaq Marketplace Rules.

D.           Employees

The table below provides information as to the total number of employees at the end of the last three fiscal years. We have no contracts or collective bargaining agreements with labor unions and have never experienced work stoppages due to labor dispute. We consider our relations with our employees to be good.

	2008	2009	2010
Number of Employees	1,551	1,715	2,041

E.           Share Ownership

See Item 7, below.

ITEM 7.               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major shareholders

The following table sets forth, as of March 30, 2011, certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

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

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 16,459,202 shares issued and outstanding as of March 31, 2011.

Name(1)	Number of Shares Beneficially Owned		Percentage of Ownership
Paul K. Kelly(2)	663,692		4.0%
Cheng Yan Davis(3)	69,750		*
Huang Jia Dong(4)	-		-
Su Pei Zhi	-		-
Ding Wei Dong	-		-
Bill Stulginsky(5)	-		-
Su Wei Feng	-		-
Hen Man Edmund	-		-
All directors and executive officers as a group (8 individuals)	733,442		4.5%
James D. Dunning, Jr.	663,693		4.0%
Wong Kung Tok(4)	5,377,354	(6)	32.7%
Surmount Investments Group Limited	1,074,020	(7)	6.5%
Dorset Management Corporation(8)	1,350,000	(9)	8.2%

_________
*	Less than 1%

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Jinjiang Hengda Ceramics Co., Ltd.; Junbing Industrial Zone; Anhai, Jinjiang City; Fujian Province, PRC.

(2)	Paul K. Kelly’s business address is c/o Knox & Co.; 33 Riverside Avenue; Westport, CT 06880.

(3)	Cheng Yan Davis’s business address is Teacher’s College, Columbia University; Office of the President; Box 45 525 West 120th Street, New York, NY 10027-6696.

(4)	Mr. Huang and Mr. Wong are brothers-in-law.

(5)	Bill Stulginsky’s address is 209 Wisteria Lane; Media, PA 19063.

(6)
Mr. Wong is entitled to receive 6,971,636 of our shares in the future if certain conditions contained in the merger and stock purchase agreement dated August 19, 2009 are met. Such securities are not beneficially owned because Mr. Wong does not have voting or dispositive power over such shares and it is not yet known if he will be entitled to receive any such shares. Pursuant to the terms of the agreement, the 6,971,636 shares held in escrow may be issued to Mr. Wong if the following events occur:

Event	Number of Shares
From escrow at the close of 2010 audit, if certain earnings thresholds are met	1,794,800
From escrow at the close of 2011 audit, if certain earnings thresholds are met	2,176,836
From escrow if the closing price of China Ceramics’ shares are at or above $20.00 per share for twenty trading days in a thirty trading day period prior to April 30, 2012	2,000,000
From escrow if the closing price of China Ceramics’ shares are at or above $25.00 per share for twenty trading days in a thirty trading day period prior to April 30, 2012	1,000,000
_________
(7)	Includes (i) 537,010 shares held by Surmount Investments Group Limited, (ii) 268,505 shares held by Top Plenty International Limited, and (iii) 268,505 shares held by Park Rise Holdings Limited.

(8)	The controlling person of Dorset Management Corporation is David M. Knott. Dorset Management Corporation’s address is 485 Underhill Boulevard, Suite 205, Syosset, New York 11791.

(9)
Based in part on a Schedule 13G/A filed with the Securities and Exchange Commission on October 14, 2010. Includes (i) 157,700 shares held by Knott Partners, LP, (ii) 109,500 shares held by Knott Partners Offshore Master Fund, LP, (iii) 8,700 shares held by CommonFund Hedged Equity Co., (iv) 54,600 shares held by Shoshone Partners, LP, (v) 4,700 shares held by Knott Partners Offshore (SRI) Fund Ltd., and (vi) 14,800 shares held by Mulsanne Partners, LP.

As of March 31, 2011, we believe that 9,433,227 shares held by 12 holders of record are held in the United States.

Our officers, directors, employees and independent contractors are eligible to receive awards under the 2010 Incentive Plan, as described under the section titled “6.B Compensation–China Ceramics Co., Ltd. 2010 Incentive Compensation Plan.”

B.           Related Party Transactions

Related Party Transactions of CHAC

Pursuant to a registration rights agreement between CHAC and CHAC’s founders and special advisors, CHAC’s founders and special advisors are entitled to certain registration rights. Specifically, (i) the private placement warrants and the underlying shares, are entitled to certain registration rights commencing 90 days after the consummation of a business combination; and (ii) the existing shareholders’ shares will be entitled to certain registration rights six months after the consummation of a business combination. We are only required to use our best efforts to cause a registration statement relating to the resale of such securities to be declared effective and, once effective, only to use our best efforts to maintain the effectiveness of the registration statement. The holders of warrants do not have the rights or privileges of holders of our shares or any voting rights until such holders exercise their respective warrants and receive shares. Permitted transferees that receive any of the above described securities from our founders will, under certain circumstances, be entitled to the registration rights described herein. We will bear the expenses incurred in connection with the filing of any such registration statements.

Related Party Transactions of China Ceramics and Operating predecessor

Mr. Huang Jia Dong, the founder and Chairman of Hengda and the Chief Executive Officer and one of our directors, and Mr. Wong Kung Tok, a holder of approximately 32.7% of our shares as of March 31, 2011, provide working capital loans to us from time to time during the normal course of our business. These loans amounted to RMB 3,118,000 ($455,000), RMB 3,380,000 ($494,000), and RMB 1,327,000 ($201,000) in 2008, 2009 and 2010, respectively. These loans are interest free, unsecured and repayable on demand. They remain outstanding as of December 31, 2010. Mr. Huang and Mr. Wong are brothers-in-law.

Pursuant to an administrative services agreement dated as of December 1, 2009 between China Ceramics and Stuart Management Co., an affiliate of Paul K. Kelly, Chairman of the board of directors, China Ceramics will pay $7,000 a month plus out-of-pocket expenses to Stuart Management Co. for administrative services beginning on December 1, 2009 for a term of one year, and the agreement shall automatically renew for successive one-year terms unless either party notifies the other of its intent not to renew.

As of December 31, 2010, we have the exclusive right to use 11 design patents through our chief executive officer, Huang Jia Dong. Huang Jia Dong has licensed to us, for no consideration, the exclusive right to use PRC design patents owned by him during the terms of each of the patents.

C.           Interests of Experts and Counsel

Not required.

ITEM 8.                FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information.

See Item 18.

B.           Significant Changes

None

ITEM 9.                THE OFFER AND LISTING

A.           Offer and Listing Details

The following tables set forth, for the calendar quarters indicated and through March 30, 2011, the quarterly high and low sale prices for our units, shares and warrants, respectively, as reported on NASDAQ, the OTC Bulletin Board or the NYSE Amex, as applicable. The OTC Bulletin Board market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

	Units		Shares		Warrants
	High	Low	High	Low	High	Low
Annual Highs and Lows
2007	10.10	9.65	9.00	8.77	0.92	0.84
2008	11.65	6.00	9.40	8.20	1.00	0.01
2009	11.50	7.80	10.01	7.00	3.00	0.02
2010	n/a	n/a	10.10	5.05	4.00	0.60
Quarterly Highs and Lows
2009
First Quarter	9.50	8.21	9.34	8.83	0.19	0.02
Second Quarter	9.65	9.20	9.58	9.29	0.14	0.03
Third Quarter	10.15	9.56	9.75	9.52	0.50	0.07
Fourth Quarter	11.50	7.80	10.01	7.00	3.00	0.12
2010
First Quarter	n/a	n/a	8.15	5.45	1.25	0.60
Second Quarter	n/a	n/a	9.20	5.91	1.65	0.75
Third Quarter	n/a	n/a	8.50	5.05	1.70	0.82
Fourth Quarter	n/a	n/a	10.10	5.35	4.00	1.34
2011
First Quarter	n/a	n/a	8.48	5.52	2.16	0.93
Monthly Highs and Lows
July 2010	n/a	n/a	7.00	5.40	1.01	0.82
August 2010	n/a	n/a	8.50	5.20	1.70	1.25
September 2010	n/a	n/a	8.00	5.50	1.39	1.17
October 2010	n/a	n/a	7.79	5.35	1.90	1.34
November 2010	n/a	n/a	10.10	6.65	4.00	1.55
December 2011	n/a	n/a	7.91	6.86	2.28	1.72
January 2011	n/a	n/a	8.48	7.29	2.16	1.67
February 2011	n/a	n/a	7.85	6.70	1.76	1.37
March 2011	n/a	n/a	7.46	5.52	1.56	0.93

B.           Plan of Distribution

Not Applicable.

C.           Markets

Our shares, warrants and units have been listed on the NASDAQ Global Market under the symbols CCCL, CCCLW and CCCLU, respectively, since January 18, 2011. Our shares, warrants and units were listed on the NASDAQ Capital Market from November 3, 2010 through January 17, 2011. The shares, warrants and units were previously quoted on the OTC Bulletin Board from December 29, 2009 through November 2, 2010. Prior to December 29, 2009, our shares, warrants and units were traded on NYSE Amex, under the symbols “HOL,” “HOL.WS” and “HOL.U,” respectively. CHAC’s units commenced to trade on NYSE Amex on November 16, 2007. CHAC’s shares and warrants commenced to trade separately from its units on December 17, 2007.

D.           Selling Shareholders

Not Applicable.

E.           Dilution

Not Applicable.

F.           Expenses of the Issue

Not Applicable.

ITEM 10.              ADDITIONAL INFORMATION

A.           Share Capital

Not Applicable.

B.           Memorandum and Articles of Association

The information required by Item 10.B of Form 20-F is included in the section titled “Description of Securities–Memorandum and Articles of Association” in our Registration Statement on Form F-1 initially filed with the SEC on October 29, 2010 (File No.: 333-170237), which section is incorporated herein by reference.

C.           Material Contracts

Pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, China Ceramics acquired all of the issued and outstanding shares of Success Winner held by its former shareholder in exchange for $10.00 and 5,743,320 shares of China Ceramics shares. In addition, 8,185,763 shares of the China Ceramics shares were placed in escrow (the “Contingent Shares”) to be released to the seller in the event certain earnings and stock price thresholds are achieved. Of the Contingent Shares, up to 5,185,763 Contingent Shares will be released based on achieving growth in either net earnings before tax or net earnings after tax, depending on the year, following the completion of an audit in accordance with IFRS. Additionally, 3,000,000 Contingent Shares will be released if China Ceramics shares close at or above certain share price targets for any twenty trading days within a thirty trading day period prior to April 30, 2012 (2,000,000 shares to be released if a $20 per share price target is reached and an additional 1,000,000 shares to be released if a $25 per share price target is reached). On May 26, 2010, pursuant to the terms of the agreement relating to our acquisition of Success Winner, we issued 1,214,127 shares to Mr. Wong Kung Tok. Upon the filing of this Annual Report, we expect to issue 1,794,800 shares to Mr. Wong, bringing the balance of Contingent Shares to be released based on achieving growth in either net earnings before tax or net earnings after tax in 2011 to 2,176,836 shares. After giving effect to the 1,794,800 shares issued to Mr. Wong, we will have 18,254,002 issued and outstanding shares and 2,774,300 issued and outstanding warrants.

Pursuant to a Patent Licensing Contract dated May 8, 2009 between us and our director and CEO Huang Jia Dong, Huang Jia Dong has licensed to us, for no consideration, the exclusive right to use PRC design patents owned by Huang Jia Dong during the terms of each of the patents. There are a total of 11 design patents for ceramic tiles which were applied for by Mr. Huang between August 2000 through November 2002. The terms of such patents are for ten years from the application date.

Pursuant to an administrative services agreement dated as of December 1, 2009 between us and Stuart Management Co., an affiliate of Paul K. Kelly, Chairman of the board of directors, China Ceramics will pay $7,000 a month plus out-of-pocket expenses to Stuart Management Co. for administrative services beginning on December 1, 2009 for a term of one year, and the agreement shall automatically renew for successive one-year terms unless either party notifies the other of its intent not to renew.

On November 19, 2009, Hengda entered into a definitive acquisition agreement to acquire a new production facility in Gaoan, Jiangxi Province, PRC by purchasing 100% of the equity interests in Hengdali. The closing of the acquisition was subject to the Gaoan City Administration for Industry and Commerce transferring the registration and business license of Hengdali from Hengdali’s former shareholders to Hengda. The transfer occurred on January 8, 2010. Hengda appointed an executive officer to take control over Hengdali’s operating and financing activities on the same day. In total, Hengda assumed loans of RMB 60.0 million and paid cash consideration of RMB 185.5 million for the acquisition.

Since December 2010, we have also signed agreements with four new exclusive distributors in Beijing, Yunnan province and Zhejiang province that will begin distributing our products in 2011.

Except for the above, the Company did not enter into any other material contracts during our fiscal years 2009 and 2010.

D.           Exchange controls

Under British Virgin Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E.           Taxation

The following summary of the material PRC and U.S. federal income tax consequences of the acquisition, ownership and disposition of China Ceramics’ units, shares and warrants, sometimes referred to collectively, or individually, as “securities,” is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in China Ceramics’ securities, such as the tax consequences under state, local and other tax laws. For purposes of this discussion, references to “China Ceramics,” “we,” “us” or “our” refer only to China Ceramics Co., Ltd.

PRC Taxation

The following discussion summarizes the material PRC income tax considerations relating to the acquisition, ownership and disposition of China Ceramics’ securities.

You should consult with your own tax adviser regarding the PRC tax consequences of the acquisition, ownership and disposition of China Ceramics’ securities.

Resident Enterprise Treatment

On March 16, 2007, the Fifth Session of the Tenth National People’s Congress passed the Enterprise Income Tax Law of the PRC (“EIT Law”), which became effective on January 1, 2008. Under the EIT Law, enterprises are classified as “resident enterprises” and “non-resident enterprises.” Pursuant to the EIT Law and its implementing rules, enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate on their worldwide taxable income. According to the implementing rules of the EIT Law, “de facto management body” refers to a managing body that in practice exercises overall management control over the production and business, personnel, accounting and assets of an enterprise.

On April 22, 2009, the State Administration of Taxation issued the Notice on the Issues Regarding Recognition of Enterprises that are Domestically Controlled as PRC Resident Enterprises Based on the De Facto Management Body Criteria, which was retroactively effective as of January 1, 2008. This notice provides that an overseas incorporated enterprise that is controlled by PRC domestic companies will be recognized as a “tax-resident enterprise” if it satisfies all of the following conditions: (i) the senior management responsible for daily production/business operations are primarily located in the PRC, and the location(s) where such senior management execute their responsibilities are primarily in the PRC; (ii) strategic financial and personnel decisions are made or approved by organizations or personnel located in the PRC; (iii) major properties, accounting ledgers, company seals and minutes of board meetings and stockholder meetings, etc., are maintained in the PRC; and (iv) 50% or more of the board members with voting rights or senior management habitually reside in the PRC.

Given the short history of the EIT Law and lack of applicable legal precedent, it remains unclear how the PRC tax authorities will determine the resident enterprise status of a company organized under the laws of a foreign (non-PRC) jurisdiction, such as China Ceramics, Success Winner and Stand Best. If the PRC tax authorities determine that China Ceramics, Success Winner and/or Stand Best is a “resident enterprise” under the EIT Law, a number of tax consequences could follow. First, China Ceramics, Success Winner and/or Stand Best could be subject to the enterprise income tax at a rate of 25% on their worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, the EIT Law provides that dividend income between “qualified resident enterprises” is exempt from income tax. As a result, if China Ceramics, Success Winner and Stand Best are each treated as a “qualified resident enterprise,” all dividends paid from Hengda to China Ceramics, through Success Winner and Stand Best, should be exempt from the PRC enterprise income tax.

As of the date of this Annual Report, there has not been a definitive determination by China Ceramics, Success Winner, Stand Best or the PRC tax authorities as to the “resident enterprise” or “non-resident enterprise” status of China Ceramics, Success Winner and Stand Best. However, since it is not anticipated that China Ceramics, Success Winner and/or Stand Best would receive dividends or generate other income in the near future, China Ceramics, Success Winner and Stand Best are not expected to have any income that would be subject to the 25% enterprise income tax on worldwide taxable income in the near future. China Ceramics, Success Winner and Stand Best will make any necessary tax payment if China Ceramics, Success Winner or Stand Best (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that China Ceramics, Success Winner or Stand Best is a resident enterprise under the EIT Law, and if China Ceramics, Success Winner or Stand Best were to have income in the future.

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

As of the date of this Annual Report, there has not been a definitive determination by China Ceramics, Success Winner, Stand Best or the PRC tax authorities as to the “resident enterprise” or “non-resident enterprise” status of China Ceramics, Success Winner and Stand Best. As described above, however, Hengda, Stand Best and Success Winner are not expected to pay any dividends in the near future. Hengda, Stand Best and Success Winner will make any necessary tax withholding if, in the future, Hengda, Stand Best or Success Winner were to pay any dividends and Hengda, Stand Best or Success Winner (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that Stand Best, Success Winner or China Ceramics is a non-resident enterprise under the EIT Law.

Dividends that Non-PRC Resident Investors Receive From China Ceramics; Gain on the Sale or Transfer of China Ceramics’ Securities

If we are determined to be a resident enterprise under the EIT Law and dividends payable to (or gains realized by) China Ceramics’ investors that are not tax residents of the PRC (“non-resident investors”) are treated as income derived from sources within the PRC, then the dividends that the non-resident investors receive from us and any such gain derived by such investors on the sale or transfer of China Ceramics’ securities may be subject to income tax under the PRC tax laws.

Under the PRC tax laws, PRC withholding tax at the rate of 10% is applicable to dividends payable to non-resident investors that are enterprises, but not individuals, and that (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends are deemed to be sourced within the PRC. Similarly, any gain realized on the transfer of China Ceramics’ securities by such investors also is subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC.

The dividends paid by us to such non-resident investors with respect to China Ceramics’ securities, or gain such non-resident investors may realize from the sale or transfer of China Ceramics’ securities, may be treated as PRC-sourced income and, as a result, may be subject to PRC tax at a rate of 10%. In such event, China Ceramics may be required to withhold a 10% PRC tax on any dividends paid to such non-resident investors. In addition, such non-resident investors in China Ceramics’ securities may be responsible for paying PRC tax at a rate of 10% on any gain realized from the sale or transfer of China Ceramics’ securities if such non-resident investors and the gain satisfy the requirements under the PRC tax laws. However, under the PRC tax laws, China Ceramics would not have an obligation to withhold PRC income tax in respect of the gains that such non-resident investors (including U.S. enterprise investors) may realize from the sale or transfer of China Ceramics’ securities. Also, if China Ceramics is determined to be a “resident enterprise,” its non-resident investors who are individuals may also be subject to potential PRC individual income tax at a rate of 20% with respect to dividends received from China Ceramics and/or gains derived by them from the sale or transfer of China Ceramics’ securities.

If China Ceramics were to pay any dividends in the future, and if China Ceramics (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that China Ceramics must withhold PRC tax on any dividends payable by China Ceramics under the PRC tax laws, China Ceramics will make any necessary tax withholding on dividends payable to its non-resident investors. If non-resident investors as described under the PRC tax laws (including U.S. investors) realize any gain from the sale or transfer of China Ceramics’ securities and if such gain were considered as PRC-sourced income, such non-resident investors would be responsible for paying the applicable PRC income tax on the gain from the sale or transfer of China Ceramics’ securities. As indicated above, under the PRC tax laws, China Ceramics would not have an obligation to withhold PRC income tax in respect of the gains that non-resident investors (including U.S. investors) may realize from the sale or transfer of China Ceramics’ securities.

On December 10, 2009, the SAT released Circular Guoshuihan No. 698 (“Circular 698”) that reinforces the taxation of certain equity transfers by non-resident investors through overseas holding vehicles. Circular 698 addresses indirect equity transfers as well as other issues. Circular 698 is retroactively effective from January 1, 2008. According to Circular 698, where a non-resident investor who indirectly holds an equity interest in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers an equity interest in the PRC resident enterprise by selling an equity interest in the offshore holding company, and the latter is located in a country or jurisdiction where the actual tax burden is less than 12.5% or where the offshore income of its residents is not taxable, the non-resident investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days of the execution of the equity transfer agreement. The tax authorities in charge will evaluate the offshore transaction for tax purposes. In the event that the PRC tax authorities determine that such transfer is abusing forms of business organization and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form. A reasonable commercial purpose may be established when the overall international (including U.S.) offshore structure is set up to comply with the requirements of supervising authorities of international (including U.S.) capital markets. If the SAT’s challenge of a transfer is successful, it may deny the existence of the offshore holding company that is used for tax planning purposes and subject the seller to PRC tax on the capital gain from such transfer. Since Circular 698 has a short history, there is uncertainty as to its application. China Ceramics (or a non-resident investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that China Ceramics (or such non-resident investor) should not be taxed under Circular 698, which could have a material adverse effect on China Ceramics’ financial condition and results of operations (or such non-resident investor’s investment in China Ceramics).

Penalties for Failure to Pay Applicable PRC Income Tax

A non-resident investor in us may be responsible for paying PRC tax on any gain realized from the sale or transfer of China Ceramics’ securities if such non-resident investor and the gain satisfy the requirements under the PRC tax laws, as described above.

According to the EIT Law and its implementing rules, the PRC Tax Administration Law (the “Tax Administration Law”) and its implementing rules, the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises (the “Administration Measures”) and other applicable PRC laws or regulations (collectively the “Tax Related Laws”), where any gain derived by a non-resident investor from the sale or transfer of China Ceramics’ securities is subject to any income tax in the PRC, and such non-resident investor fails to file any tax return or pay tax in this regard pursuant to the Tax Related Laws, such investor may be subject to certain fines, penalties or punishments, including without limitation: (1) if the non-resident investor fails to file a tax return and present the relevant information in connection with tax payments, the competent tax authorities shall order it to do so within the prescribed time limit and may impose a fine up to RMB 2,000, and in egregious cases, may impose a fine ranging from RMB 2,000 to RMB 10,000; (2) if the non-resident investor fails to file a tax return or fails to pay all or part of the amount of tax payable, the non-resident investor shall be required to pay the unpaid tax amount payable, a surcharge on overdue tax payments (the daily surcharge is 0.05% of the overdue amount, beginning from the day the deferral begins) and a fine ranging from 50% to 500% of the unpaid amount of the tax payable; (3) if the non-resident investor fails to file a tax return and to pay the tax within the prescribed time limit according to the order by the PRC tax authorities, the PRC tax authorities may collect and check information about the income receivable by the non-resident investor in the PRC from other payers (the “Other Payers”) who will pay amounts to such non-resident investor, and send a “Notice of Tax Issues” to the Other Payers to collect and recover the tax payable and overdue fines imposed on such non-resident investor from the amounts otherwise payable to such non-resident investor by the Other Payers; (4) if the non-resident investor fails to pay the tax payable within the prescribed time limit as ordered by the PRC tax authorities, a fine may be imposed on the non-resident investor ranging from 50% to 500% of the unpaid tax payable, and the PRC tax authorities may, upon approval by the director of the tax bureau (or sub-bureau) of, or higher than, the county level, take the following compulsory measures: (i) notify in writing the non-resident investor’s bank or other financial institution to withhold from the account thereof for payment of the amount of tax payable, and (ii) detain, seal off, or sell by auction or on the market the non-resident investor’s commodities, goods or other property in a value equivalent to the amount of tax payable; or (5) if the non-resident investor fails to pay all or part of the amount of tax payable or surcharge for overdue tax payment, and can not provide a guarantee to the PRC tax authorities, the tax authorities may notify the frontier authorities to prevent the non-resident investor or its legal representative from leaving the PRC.

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

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of China Ceramics’ securities that is for U.S. federal income tax purposes:

·	an individual citizen or resident of the United States;

·
a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

·	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

·
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A beneficial owner of our securities that is described above is referred to herein as a “U.S. Holder.” If a beneficial owner of China Ceramics’ securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended, or the “Code,” its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder of China Ceramics’ securities based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold China Ceramics’ securities as capital assets within the meaning of Section 1221 of the Code. This discussion also does not address the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

·	financial institutions or financial services entities;

·	broker-dealers;

·	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

·	tax-exempt entities;

·	governments or agencies or instrumentalities thereof;

·	insurance companies;

·	regulated investment companies;

·	real estate investment trusts;

·	certain expatriates or former long-term residents of the United States;

·	persons that actually or constructively own 5% or more of China Ceramics’ voting shares;

·	persons that acquired China Ceramics’ securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

·	persons that hold China Ceramics’ securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

·	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws, or, except as discussed herein, any tax reporting obligations of a holder of China Ceramics’ securities. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold China Ceramics’ securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of China Ceramics’ securities, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) in respect to the China Ceramics’ securities and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of such securities will be in U.S. dollars.

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

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF CHINA CERAMICS’ SECURITIES. EACH HOLDER OF CHINA CERAMICS’ SECURITIES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF CHINA CERAMICS’ SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND APPLICABLE TAX TREATIES.

Tax Treatment of China Ceramics After the Redomestication and the Business Combination

Section 7874(b) of the Code generally provides that a corporation organized outside the United States that acquires, directly or indirectly, pursuant to a plan or series of related transactions, substantially all of the assets of a corporation organized in the United States will be treated as a domestic corporation for U.S. federal income tax purposes if shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% of either the voting power or the value of the stock of the acquiring corporation after the acquisition. Under temporary regulations recently promulgated under Section 7874, a warrant holder of either the acquired corporation or the acquiring corporation is treated for this purpose as owning stock of the acquired corporation or the acquiring corporation, as the case may be, with a value equal to the excess of the value of the shares underlying the warrant over the exercise price of the warrant. If Section 7874(b) were to apply to the Redomestication, then, among other things, China Ceramics, as the surviving entity, would be subject to U.S. federal income tax on its worldwide taxable income following the Redomestication and the Business Combination as if it were a domestic corporation.

After the completion of the Business Combination, which occurred immediately after and as part of the same integrated transaction as the Redomestication, the former stockholders of CHAC (including warrant holders treated as owning stock of CHAC pursuant to the temporary regulations under Section 7874) should be considered as owning, by reason of owning (or being treated as owning) stock of CHAC, less than 80% of the voting power and the value of the shares of China Ceramics (including any warrants treated as shares of China Ceramics pursuant to the temporary regulations promulgated under Section 7874). Accordingly, Section 7874(b) should not apply to treat China Ceramics as a domestic corporation for U.S. federal income tax purposes. However, due to the absence of full guidance on how the rules of Section 7874(b) apply to the transactions completed pursuant to the Redomestication and the Business Combination, this result is not entirely free from doubt. If, for example, the Redomestication were ultimately determined for purposes of Section 7874(b) as having occurred prior to, and separate from, the Business Combination for U.S. federal income tax purposes, the share ownership threshold for applicability of Section 7874(b) generally would be satisfied (and China Ceramics would be treated as a domestic corporation for U.S. federal income tax purposes) because the former stockholders of CHAC (including warrant holders treated as owning stock of CHAC), by reason of owning (or being treated as owning) stock of CHAC, would own all of the shares (including any warrants treated as shares) of China Ceramics immediately after the Redomestication. Although normal “step transaction” tax principles support the view that the Redomestication and the Business Combination should be viewed together for purposes of determining whether Section 7874(b) is applicable, because of the absence of guidance under Section 7874(b) directly on point, this result is not entirely free from doubt. The balance of this discussion assumes that China Ceramics will be treated as a foreign corporation for U.S. federal income tax purposes.

U.S. Holders

Taxation of Distributions Paid on Shares

Subject to the passive foreign investment company, or “PFIC,” rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on the shares of China Ceramics. A cash distribution on such shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of current or accumulated earnings and profits of China Ceramics (as determined under U.S. federal income tax principles). Such dividend generally will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The portion of such distribution, if any, in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its shares in China Ceramics and, to the extent in excess of such basis, will be treated as gain from the sale or other taxable disposition of such shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2013, such dividends may be subject to U.S. federal income tax at the lower applicable regular long-term capital gains tax rate (see “—Taxation on the Disposition of Shares and Warrants” below) provided that (1) the shares of China Ceramics are readily tradable on an established securities market in the United States or, in the event China Ceramics is deemed to be a Chinese “resident enterprise” under the EIT Law, China Ceramics is eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the “U.S.-PRC Tax Treaty,” (2) China Ceramics is not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Global Market. Although China Ceramics’ shares are currently listed on the NASDAQ Global Market, it cannot guarantee that it will continue to be listed on the NASDAQ Global Market. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to the shares of China Ceramics. For taxable years beginning on or after January 1, 2013, the regular U.S. federal income tax rate applicable to such dividends currently is scheduled to return to the regular U.S. federal income tax rate generally applicable to ordinary income.

If a PRC income tax applies to any cash dividends paid to a U.S. Holder on the shares of China Ceramics, such tax should be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to such dividends, such U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

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

Taxation on the Disposition of Securities

Upon a sale or other taxable disposition of the securities in China Ceramics, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the securities. See “— Exercise or Lapse of a Warrant” below for a discussion regarding a U.S. Holder’s basis in shares acquired pursuant to the exercise of a warrant.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum regular rate of 15% for taxable years beginning before January 1, 2013 (but currently scheduled to increase to 20% for taxable years beginning on or after January 1, 2013). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the securities exceeds one year. The deductibility of capital losses is subject to various limitations.

If a PRC income tax applies to any gain from the disposition of the securities in China Ceramics by a U.S. Holder, such tax should be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to any gain, such U.S. Holder should be entitled to certain benefits under the U.S.-PRC Tax Treaty if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Additional Taxes After 2012

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, China Ceramics’ securities, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of China Ceramics’ securities.

Exercise or Lapse of Warrants

Subject to the PFIC rules discussed below, a U.S. Holder generally will not recognize gain or loss upon the acquisition of shares on the exercise of warrants for cash. Shares acquired pursuant to the exercise of warrants for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrants, increased by the amount paid to exercise the warrants. The holding period of such shares generally would begin on the day after the date of exercise of the warrants. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

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

Based on the expected composition of the assets and income of China Ceramics and its subsidiaries for China Ceramics’ current taxable year, China Ceramics does not anticipate that it will be treated as a PFIC for such year. The actual PFIC status of China Ceramics for its current taxable year or any subsequent taxable year, however, will not be determinable until after the end of such taxable year. Accordingly there can be no assurance with respect to the status of China Ceramics as a PFIC for its current taxable year or any future taxable year.

If China Ceramics is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of China Ceramics’ shares or warrants and, in the case of China Ceramics’ shares, the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for China Ceramics’ first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) shares, or a mark-to-market election, as described below, such holder generally will be subject to special rules with respect to:

·	any gain recognized by the U.S. Holder on the sale or other disposition of its shares or warrants; and

·
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

Under these rules:

·	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the shares or warrants;

·
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of the first taxable year of China Ceramics in which China Ceramics qualified as a PFIC will be taxed as ordinary income;

·
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

·	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to its shares in China Ceramics by making a timely QEF election to include in income its pro rata share of China Ceramics’ net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which China Ceramics’ taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to its warrants. As a result, if a U.S. Holder sells or otherwise disposes of a warrant to purchase shares of China Ceramics (other than upon exercise of a warrant), any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if China Ceramics were a PFIC at any time during the period the U.S. Holder held the warrants. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired shares in China Ceramics (or has previously made a QEF election with respect to its shares in China Ceramics), the QEF election will apply to the newly acquired shares, but the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired shares (which generally will be deemed to have a holding period for the purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election. The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its shares acquired upon exercise of the warrants by the gain recognized and also will have a new holding period in such shares for purposes of the PFIC rules.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

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

If a U.S. Holder has made a QEF election with respect to its shares in China Ceramics, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for China Ceramics’ first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale or other taxable disposition of such shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to those U.S. Holders who made a QEF election. The adjusted tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to China Ceramics’ PFIC status will be made annually, an initial determination that it is a PFIC generally will apply for subsequent years to a U.S. Holder who held shares or warrants of China Ceramics while it was a PFIC, whether or not it met the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for China Ceramics’ first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) shares in China Ceramics, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year of China Ceramics that ends within or with a taxable year of the U.S. Holder and in which China Ceramics is not a PFIC. On the other hand, if the QEF election is not effective for each of the taxable years of China Ceramics in which China Ceramics is a PFIC and during which the U.S. Holder holds (or is deemed to hold) shares in China Ceramics, the PFIC rules discussed above will continue to apply to such shares unless such holder makes a purging election, as described above, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) shares in China Ceramics and for which China Ceramics is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its shares at the end of its taxable year over the adjusted tax basis in its shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its shares over the fair market value of its shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NASDAQ Global Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although China Ceramics’ shares are currently listed on the NASDAQ Global Market, it cannot guarantee that it will continue to meet the listing standards of the NASDAQ Global Market. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to the shares of China Ceramics under their particular circumstances.

If China Ceramics is a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if China Ceramics receives a distribution from, or disposes of all or part of its interest in, or the U.S. Holder were otherwise deemed to have disposed of an interest in the lower-tier PFIC. Upon request, China Ceramics will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower- tier PFIC. However, there is no assurance that China Ceramics will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election generally would not be available with respect to such a lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If a U.S. Holder owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, such holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) and any other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of shares and warrants in China Ceramics should consult their own tax advisors concerning the application of the PFIC rules to such shares and warrants under their particular circumstances.

Non-U.S. Holders

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

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of securities in China Ceramics unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other taxable disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax (but not the Medicare contribution tax) at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a warrant, or the lapse of a warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. Holder, as described under “U.S. Holders—Exercise or Lapse of Warrants,” above.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on the securities of China Ceramics within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of securities of China Ceramics by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, pursuant to recently enacted legislation, certain information concerning a U.S. Holder’s adjusted tax basis in its securities and adjustments to that tax basis and whether any gain or loss with respect to such securities is long-term or short-term also may be required to be reported to the IRS.

Moreover, backup withholding of U.S. federal income tax, at a rate of 28% for taxable years beginning before January 1, 2013 (but currently scheduled to increase to 31% for taxable years beginning on or after January 1, 2013), generally will apply to dividends paid on the securities of China Ceramics to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of securities of China Ceramics by a U.S. Holder (other than an exempt recipient), in each case who (a) fails to provide an accurate taxpayer identification number; (b) is notified by the IRS that backup withholding is required; or (c) in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments carry a degree of interest rate risk. As of December 31, 2010, our total outstanding loans for the continuing operations amounted to RMB 97.0 million ($14.7 million) with interest rates in the range of 6.107% to 6.624% per annum. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates.

Foreign Currency Risk

We do not currently have any foreign exchange exposure as our sales and purchases are predominantly denominated in RMB. However, in the future, a proportion of our sales may be denominated in other currencies as we expand into overseas markets. In such circumstances, we anticipate our primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if the we are required to use different currencies for various aspects of its operations.

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

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. While we may decide to enter into hedging transactions in the future if we are exposed to foreign currency risk, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14.            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On November 20, 2009, pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, CHAC merged with and into China Ceramics, resulting in the Redomestication of CHAC to the British Virgin Islands as China Ceramics. At the time of the merger, each outstanding ordinary share of CHAC converted automatically into one share of China Ceramics, and each right to purchase ordinary shares in CHAC automatically converted into an equivalent right to purchase shares in China Ceramics. Accordingly, the shares and warrants became governed by China Ceramics’ Amended and Restated Memorandum and Articles of Association. The rights and duties attaching to each share remained substantially equivalent. Immediately following the merger and Redomestication, and as part of the same integrated transaction, China Ceramics acquired all of the outstanding securities of Success Winner.

There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer, who is our principal executive officer, and Chief Financial Officer, who is our principal financial officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2010 were effective.

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and ii) is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management’s annual report on internal control over financial reporting

Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our management and other personnel to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting purposes in accordance with IFRS. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our board of directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies and procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

Changes in Internal Controls over Financial Reporting

Our management identified a material weakness and concluded that our internal controls over financial reporting were not effective as of December 31, 2009. A material weakness (within the meaning of PCAOB Auditing Standard No. 5) is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In the year 2009, management identified a material weakness in our internal control over financial reporting. The material weakness resulted in our inability to detect an accounting error where we incorrectly recorded sales rebates and discounts as selling and distribution expenses in the fiscal years ended December 31, 2009, 2008 and 2007. The identification of this classification error resulted in an adjustment of RMB 44,380,000 in revenues for the year ended December 31, 2009 and restatement adjustments of RMB 32,107,000 and RMB 39,388,000 in revenues for the years ended December 31, 2007 and 2008, respectively.  The adjustment had no impact on previously reported net income or cash flows.

We have taken steps to resolve this material weakness, including providing relevant IFRS training to the current corporate accounting team, engaging an external consulting company to review our key operational processes and related internal controls for improvement in internal control system, strengthening the information-sharing process between us and our external accounting advisory consultants and implementation of more formal review procedures and documentation standards for the accounting and monitoring of non-routine and complex transactions.

Other than the changes described above, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer. A copy of the Code of Business Conduct and Ethics is available on our website, http://www.cceramics.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Grant Thornton

The following table represents the approximate aggregate fees for services rendered by Grant Thornton for fiscal years ended December 31, 2009 and 2010:

	December 31, 2009	December 31, 2010
	RMB	RMB
Audit Fees	4,311,204	2,409,990
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	4,311,204	2,409,990

Audit Fees

Audit fees paid to Grant Thornton, PRC comprise fees for professional services necessary to perform an audit or review in accordance with the standards of the Public Company Accounting Oversight Board, including services rendered for the audit of the Company's annual financial statements and review of the condensed quarterly financial statements. Also includes fees for services that are normally incurred in connection with statutory and regulatory filings or engagements, such as comfort letters,  consents, and review of documents filed with the SEC.

Audit fees paid to Foo Kon Tan Grant Thornton LLP, Singapore, consist of fees for the USGAAS audit of Success Winner and its subsidiaries for the years ended December 31, 2006, 2007 and 2008, and fees for the review of Success Winner and its subsidiaries' interim financial statement for the six-month period ended June 30, 2009.

Audit Related Fees

There were no audit related fees.

Tax Fees

There were no tax fees.

All Other Fees

There were no fees billed by Grant Thornton for other professional services rendered during our fiscal years ended December 31, 2009 and 2010.

McGladrey & Pullen, LLP

The following table represents the approximate aggregate fees for services rendered by McGladrey & Pullen, LLP for fiscal years ended December 31, 2009 and 2010:

	December 31, 2009	December 31, 2010
	RMB	RMB
Audit Fees	-	-
Audit Related Fees	-	-
Tax Fees	41,045	60,886
All Other Fees	-	-
Total Fees	41,045	60,886

Audit Fees

There were no audit fees.

Audit Related Fees

There were no audit related fees.

Tax Fees

The aggregate fees billed by McGladrey & Pullen, LLP for professional services rendered for tax compliance and tax advice for China Ceramics at December 31, 2009 and 2010 were $6,000 and $9,070, respectively.

The aggregate fees billed by McGladrey & Pullen, LLP for professional services rendered for tax compliance and tax advice for China Ceramics at December 31, 2008, and 2009 were $7,000 and $6,000, respectively.

All Other Fees

There were no fees billed by McGladrey & Pullen, LLP for other professional services rendered during our fiscal years ended December 31, 2009 and 2010.

Pre-Approval of Services

Our audit committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

We commenced a tender offer for our warrants in late July 2010. At the time of the tender offer we filed a Schedule TO with the SEC including the terms and conditions of the tender offer. The tender offer closed on August 30, 2010, and pursuant to the terms of the tender offer, 11,779,649 warrants were exchanged for 2,944,904 of our shares.

Period	(a) Total Number of Shares(or Units) Purchased	b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Program	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
August 30, 2010	11,779,649 warrants	1 share issued for each 4 warrants tendered (2,944,904 total shares issued)	11,779,649 warrants	0

ITEM 16F.  CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

There are no material differences in our corporate governance practices from those of U.S. domestic companies under the listing standards of NASDAQ.

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
4.8
Acquisition Agreement, dated November 19, 2009, by and between Jinjiang Hengda Ceramics Co., Ltd., all of the shareholders of Jiangxi Hengdali Constructional Ceramics Co., Ltd., and Jiangxi Hengdali Constructional Ceramics Co., Ltd(8)

4.9	Administrative Services Agreement by and between China Ceramics Co., Ltd. and Stuart Management Co., dated December 1, 2009(8)
4.10	License Agreement between Huang Jia Dong and Jinjiang Hengda Ceramics Co., Ltd.(6)
4.11	China Ceramics Co., Ltd. 2010 Incentive Compensation Plan(7)
8.1	List of Subsidiaries(5)
11.1	Code of Business Conduct and Ethics(8)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 80 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Grant Thornton, an independent registered public accounting firm

(1)	Incorporated by reference to Annexes C and D of China Ceramics’ Prospectus on Form 424B3 filed with the SEC on November 13, 2009.

(2)	Incorporated by reference to China Ceramics’ Registration Statement on Form F-4 (File No. 333-161557).

(3)	Incorporated by reference to exhibits of the same number filed with CHAC’s Registration Statement on Form F-1 or amendments thereto (File No. 333-145085).

(4)	Incorporated by reference to CHAC’s Form 8-K, dated November 21, 2007.

(5)	Incorporated by reference to exhibits of the same number filed with China Ceramics’ Registration Statement on Form F-1 (File No. 333-164784).

(6)	Incorporated by reference to exhibits of the same number filed with China Ceramics’ Registration Statement on Form F-1 (File No. 333-170237).

(7)	Incorporated by reference to Annex A to Exhibit 99.1 filed with China Ceramics’ Report of Foreign Private Issuer on Form 6-K filed with the SEC on November 20, 2010

(8)	Incorporated by reference to China Ceramics’ Annual Report on Form 20-F filed with the SEC on May 17, 2010.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA CERAMICS CO., LTD.

April 4, 2011	By:	/s/ Huang Jia Dong
Name: Huang Jia Dong
Title: Chief Executive Officer (Principal Executive Officer)

April 4, 2011	By:	/s/ Hen Man Edmund
Name: Hen Man Edmund
Title: Chief Financial Officer (Principal Financial Officer)

China Ceramics Co., Ltd. and Its Subsidiaries

China Ceramics Co., Ltd. and Its Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
China Ceramics Co., Ltd.

   We have audited the accompanying consolidated statements of financial position of China Ceramics Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2010, 2009 and 2008, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial positions of China Ceramics Co., Ltd. and its subsidiaries as of December 31, 2010, 2009 and 2008, and the results of its operations and cash flows for each of the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ GRANT THORNTON

Shanghai, PRC
April 4, 2011

China Ceramics Co., Ltd. and Its Subsidiaries

Consolidated Statements of Comprehensive Income

		For the year ended December 31,
		2010	2009	2008
	Notes	RMB’000	RMB’000	RMB’000
Revenue	5	1,068,551	835,747	737,182

Cost of sales		(729,576)	(582,530)	(533,330)

Gross profit		338,975	253,217	203,852

Other income	5	3,966	3,735	2,701
Selling and distribution expenses		(7,176)	(6,912)	(6,620)
Administrative expenses		(25,524)	(10,088)	(9,932)
Merger costs	6	-	(26,429)	-
Finance costs	7	(6,170)	(1,375)	(941)

Profit before taxation	8	304,071	212,148	189,060

Income tax expense	9	(78,597)	(59,287)	(24,027)

Profit attributable to shareholders		225,474	152,861	165,033

Other comprehensive income
Exchange loss on translation of financial statements of foreign operations		(27)	(238)	-
Total comprehensive income for the year		225,447	152,623	165,033

Earnings per share for profit attributable to shareholders during the year
Basic (RMB)	10	16.96	24.47	28.73
Diluted (RMB)	10	16.96	23.65	28.73

The annexed notes form an integral part of and
should be read in conjunction with these Consolidated Financial Statements

China Ceramics Co., Ltd. and Its Subsidiaries

Consolidated Statements of Financial Position

		As at December 31,
		2010	2009	2008
	Notes	RMB’000	RMB’000	RMB’000

ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment	11	459,161	64,184	72,172
Land use rights	12	31,936	165	168
Goodwill	23	3,735	-	-

		494,832	64,349	72,340

Current assets
Inventories	13	177,217	114,658	131,562
Trade receivables	14	282,976	270,840	195,848
Other receivables & prepayment	15	8,907	149,268	3,364
Cash and bank balances	16	263,495	150,121	51,606

		732,595	684,887	382,380
Non-current liabilities
Deferred tax liabilities		1,122	-	-
Long-term borrowings	19	25,000	-	-
		26,122	-	-

Current liabilities
Trade payables	17	178,382	126,251	92,888
Accrued liabilities and other payables	18	46,108	74,749	90,948
Interest-bearing bank borrowings	19	72,000	26,500	12,300
Income tax payable		22,576	16,639	5,133

		319,066	244,139	201,269

Net current assets		413,529	440,748	181,111

Net assets		882,239	505,097	253,451

EQUITY
Share capital	20	112	61	0	*
Reserves	21	882,127	505,036	253,451

Total shareholder’s equity		882,239	505,097	253,451

* Amount less than RMB 1,000

The annexed notes form an integral part of and
should be read in conjunction with these Consolidated Financial Statements

China Ceramics Co., Ltd. and Its Subsidiaries
Consolidated Statements of Changes in Equity

			Reverse		Share-based			Currency
	Share	Share	recapitalization	Merger	payment	Statutory	Retained	translation	Total
	capital	premium	reserve	reserve	reserve	reserve	earnings	reserve	Equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Note 20)		(Note 21(e))	(Note 21(c))	(Note 21(d))	(Note 21(a))		(Note 21(b))
Balance at January 1, 2008	58,980	-	-	-	-	29,490	142,402	-	230,872
Total comprehensive income for the year	-	-	-	-	-	-	165,033	-	165,033
Arising from Reorganisation	(58,980)	-	-	58,980	-	-	-	-	-
Dividends	-	-	-	-	-	-	(142,454)	-	(142,454)
Transactions with owners	(58,980)	-	-	58,980	-	-	(142,454)	-	(142,454)
Balance at December 31, 2008	0 *	-	-	58,980	-	29,490	164,981	-	253,451
Arising from Reorganisation	-	-	-	9	-	-	-	-	9
Recapitalization of Company	61	592,088	(507,235)	-	-	-	-	-	84,914
Equity-settled share-based payment	-	(84,200)	-	-	98,300	-	-	-	14,100
Transactions with owners	61	507,888	(507,235)	9	98,300	-	-	-	99,023
Net profit for the year	-	-	-	-	-	-	152,861	-	152,861
Other comprehensive income -Exchange loss on translation of financial statements of foreign operations	-	-	-	-	-	-	-	(238)	(238)
Total comprehensive income for the year	-	-	-	-	-	-	152,861	(238)	152,623
Transfer to statutory reserve	-	-	-	-	-	10,242	(10,242)	-	-
Balance at December 31, 2009	61	507,888	(507,235)	58,989	98,300	39,732	307,600	(238)	505,097
Issuance of new shares	31	158,467	-	-	-	-	-	-	158,498
Warrants Exchange	20	(20)	-	-	-	-	-	-	-
Purchase of warrants	-	(6,803)	-	-	-	-	-	-	(6,803)
Transactions with owner	51	151,644	-	-	-	-	-	-	151,695
Net profit for the year	-	-	-	-	-	-	225,474	-	225,474
-Exchange loss on translation of financial statements of foreign operations	-	-	-	-	-	-	-	(27)	(27)
Total comprehensive income for the year	-	-	-	-	-	-	225,474	(27)	225,447
Transfer to statutory reserve	-	-	-	-	-	23,076	(23,076)	-	-
Balance at December 31, 2010	112	659,532	(507,235)	58,989	98,300	62,808	509,998	(265)	882,239

* Amount less than RMB 1,000

The annexed notes form an integral part of and
should be read in conjunction with these Consolidated Financial Statements

China Ceramics Co., Ltd. and Its Subsidiaries

Consolidated Statements of Cash Flows

		For the year ended December 31,
		2010	2009	2008
	Notes	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Profit before taxation		304,071	212,148	189,060
Adjustments for
Amortization of land use rights	8/12	668	3	4
Depreciation of property, plant and equipment	8/11	30,195	15,628	15,613
Gain on disposal of property, plant and equipment		(485)	(328)	-
Merger costs by share-based payment		-	14,100	-
Finance costs	7	6,170	1,375	941
Interest income	5	(377)	(402)	(394)
Foreign exchange gains		-	-	(16)
Operating profit before working capital changes		340,242	242,524	205,208
(Increase)/decrease in inventories		(51,086)	16,904	24,682
Increase in trade receivables		(12,136)	(74,992)	(14,612)
(Increase)/decrease in other receivables and prepayments		(4,623)	70	-
Increase/(decrease) in trade payables		40,578	31,956	(45,060)
Increase/(decrease) in accrued liabilities and other payables		(29,869)	(7,686)	10,290
Cash generated from operations		283,106	208,776	180,508
Interest paid		(6,170)	(1,375)	(941)
Income tax paid		(72,695)	(47,781)	(24,337)
Net cash generated from operating activities		204,241	159,620	155,230
Cash flows from investing activities
Prepayment for the Gaoan facility acquisition	23	-	(145,384)	-
Proceed from disposal of property, plant and equipment		4,092	729	-
Acquisition of property, plant and equipment	11	(222,246)	(8,041)	(7,019)
Interest received		377	402	394
Acquisition of subsidiary, net of cash acquired	23	(36,311)	-	-
Net cash used in investing activities		(254,088)	(152,294)	(6,625)
Cash flows from financing activities
Bank borrowings obtained		72,700	42,300	17,300
Repayment of short-term loans		(62,200)	(28,100)	(14,500)
Cash acquired in reverse recapitalization		-	104,491	-
Payment of underwriting fee		-	(8,500)	-
Advances from a director		-	3,364	1,694
Public offering of new shares	20	159,551	0 *	0 *
Purchase of warrants	20	(6,803)	-	-
Dividend paid	22	-	(22,455)	(120,000)
Net cash generated from/(used in) financing activities		163,248	91,100	(115,506)
Net increase in cash and cash equivalents		113,401	98,426	33,099
Cash and cash equivalents, beginning of year		150,121	51,606	18,507
Effect of foreign exchange rate differences		(27)	89	-
Cash and cash equivalents, end of year	16	263,495	150,121	51,606

* Amount less than RMB 1,000

The annexed notes form an integral part of and
should be read in conjunction with these Consolidated Financial Statements

1.           GENERAL INFORMATION

China Ceramics Co., Ltd. (“the Company” or “China Ceramics”) is a British Virgin Islands company operating under the British Virgin Islands Companies Act (2004). Its predecessor company, China Holdings Acquisition Corp. (“CHAC”), was incorporated in Delaware on June 22, 2007, and was organized as a blank check company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that has its principal operations in Asia.

On November 20, 2009, CHAC merged with and into China Ceramics, its wholly owned British Virgin Islands subsidiary, with China Ceramics surviving the merger (the “Redomestication”). On the same day, pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009 (the “acquisition agreement”), China Ceramics acquired all of the outstanding securities of Success Winner Limited (“Success Winner”) held by Mr. Wong Kung Tok in exchange for $10.00 and 5,743,320 shares of China Ceramics (the “Success Winner Acquisition”). The total number of issued and outstanding shares of China Ceramics immediately after the acquisition was 8,950,171 (Note 20).

Prior to the Success Winner Acquisition on November 20, 2009, neither CHAC nor China Ceramics had an operating business.

Jinjiang Hengda Ceramics Co., Ltd. (“Hengda”), which becomes the operating entity of China Ceramics (the “Group”) in connection with the Success Winner Acquisition, was established on September 30, 1993 under the laws of PRC with 15% of its equity interest owned by Fujian Province Jinjiang City Anhai Junbing Hengda Construction Material Factory (“Anhai Hengda”) and 85% owned by Chi Wah Trading Import and Export Company (“Chi Wah”). Chi Wah is a sole proprietor under the laws of Hong Kong with its legal and equitable interest solely owned by Mr. Wong Kung Tok. Anhai Hengda was owned by Mr. Wong Kung Tok’s family, which was considered an act-in-concert party of Mr. Wong Kung Tok.

Hengda is principally engaged in the manufacture and sale of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings.

Hengda’s owners reorganized the corporate structure in 2008 and 2009 (the “Hengda Reorganisation” or the “Reorganisation”), as follows:

Stand Best Creation Limited (“Stand Best”) was established on January 17, 2008 under the laws of Hong Kong with its paid-up share capital being HK$1.00 divided into 1 ordinary share solely owned by Mr. Wong Kung Tok. The company acquired 100% of Hengda’s equity interest from Anhai Hengda and Chi Wah on April 1, 2008 at the consideration of RMB 58,980,000.

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

1.	GENERAL INFORMATION (continued)

On January 8, 2010, Hengda completed the acquisition of all voting equity interests of Jiangxi Hengdali Ceramic Materials Co., Ltd. (“Hengdali” or the “Gaoan Facility”), located in Gaoan, Jiangxi Province (the “Hengdali Acquisition”). Hengdali manufactures and sells ceramics tiles used for exterior siding and for interior flooring. In total, Hengda assumed loans of RMB 60.0 million and paid cash consideration of RMB185.5 million for the acquisition.

China Ceramics' holding structure as at December 31, 2010 is as follows:

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1         Basis of preparation (continued)

It should be noted that accounting estimates and assumptions are used in preparation of the consolidated financial statements. Although these estimates are based on management’s best knowledge and judgement of current events and actions, actual results may ultimately differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4.

The consolidated financial statements were approved and authorised for issue by the Board of Directors on April 4, 2011.

2.2         Basis of consolidation

The Success Winner Acquisition on November 22, 2009 has been accounted for as a reverse recapitalisation. The acquisition agreement resulted in the former owner of Success Winner obtaining effective operating and financial control of the combined entity. Prior to the acquisition, China Ceramics had no operating business. Accordingly, the acquisition does not constitute a business combination for accounting purposes and is accounted for as a capital transaction. That is, the transaction is in substance a reverse recapitalisation, equivalent to the issuance of equity interests by Success Winner for the net monetary assets of China Ceramics accompanied by a recapitalisation. The consolidated financial statements are a continuation of the financial statements of Success Winner. The assets and liabilities of China Ceramics are recognised at their carrying amounts at the date of acquisition with a corresponding credit to the consolidated equity and no goodwill or other intangible assets are recognised. The equity of the combined entity recognised at the date of acquisition represents the equity balances of Success Winner together with the deemed proceeds from the reverse recapitalisation determined as described above. However, the equity structure presented in the consolidated financial statements (number and values of equity instruments issued) reflects the equity structure of the legal parent, China Ceramics. Costs directly attributable to the transaction have been debited to equity to the extent of net monetary assets received.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2         Basis of consolidation (continued)

The Hengdali Acquisition has been accounted for as a business combination using the acquisition method. On January 8, 2010, the Group obtained the power to govern the financial and operating policies which accompanies its shareholding of 100% of the voting rights in Hengdali. Therefore, Hengdali as a subsidiary is fully consolidated from January 8, 2010, the date on which control was transferred to the Group.

 Accounting for the Hengdali acquisition under the acquisition method, the Group treats the consideration transferred for the acquisition of Hengdali as the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in this business combination are measured initially at their fair values at the acquisition date.

The excess of the consideration transferred over the fair value of the identifiable net assets acquired is recorded as goodwill.

Inter-company transactions, balances and unrealised gains or losses on transactions between group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.3         Foreign currency translation

The functional currency of China Ceramics is the United States dollar (“US dollar” or “US$”). The functional currency of Success Winner, Stand Best and Hengda is Renminbi (“RMB”), as their principal operations are predominantly conducted in the People’s Republic of China (PRC) where the Group generates most of its revenue and incurs most of expenses. The financial statements are presented in Renminbi (to the nearest thousand), being the currency that best reflects the economic substance of the underlying events and circumstances relevant to the Group.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.3         Foreign currency translation (continued)

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.5         Land use rights

Upfront payments made to acquire land held under an operating lease are stated at cost less accumulated amortization and any accumulated impairment losses. Amortization is calculated on a straight line basis over the leasing period of 50 years.

2.6         Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

2.7         Research and development activities

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

2.8         Financial assets

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8         Financial assets (continued)

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8         Financial assets (continued)

If any such evidence exists, the impairment loss is measured and recognised as follows:

(i)	Financial assets carried at amortised cost

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

2.9         Inventories

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

2.10       Cash and cash equivalents

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11       Financial liabilities

The Group’s financial liabilities include bank loans, trade and other payables and accrued liabilities. They are included in line items in the statement of financial position as borrowings under current or non-current liabilities, accrued liabilities or trade and other payables.

Financial liabilities are recognized when the Group becomes a party to the contractual provisions of the instrument. All interest related charges are recognized in accordance with the Group’s accounting policy for borrowing costs (see Note 2.18).

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

2.12       Leases

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.13       Provisions

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

2.14       Share capital

Ordinary shares are classified as equity. Share capital is determined using the nominal value of shares that have been issued.

Any transaction costs associated with the issuing of shares are deducted from share premium (net of any related income tax benefit) to the extent they are incremental costs directly attributable to the equity transaction.

2.15       Revenue recognition

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

2.16       Impairment of non-financial assets

Impairment testing is made on the Group’s Property, plant and equipment, land use rights and goodwill at each reporting date.

For the purpose of assessing impairment, assets are grouped at the lowest level for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at cash-generating unit level. Goodwill is allocated to those cash-generating units that are expected to benefit from synergies of the related business combination and represent the lowest level within the Group at which management monitors goodwill.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.16       Impairment of non-financial assets (continued)

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

Impairment losses for cash-generating units reduce first the carrying amount of any goodwill allocated to that cash-generating unit. Any remaining impairment loss is charged pro rata to the other assets in the cash-generating unit. With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the cash-generating unit’s recoverable amount exceeds its carrying amount.

2.17       Employee benefits

Retirement benefits

The employees of the Group’s PRC subsidiary are required to participate in a central pension scheme operated by the local municipal government. Contributions are recognized as an expense in profit or loss as employees render services during the year. The Group’s obligation under these plans is limited to the fixed percentage contributions payable.

2.18       Borrowing costs

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

2.19       Accounting for income taxes

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.19       Accounting for income taxes (continued)

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

Current tax assets and current tax liabilities are presented in net if, and only if,

a)	the Group has the legally enforceable right to set off the recognized amounts; and

b)	intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The Group presents deferred tax assets and deferred tax liabilities in net if, and only if,

a)	the entity has a legally enforceable right to set off current tax assets against current tax liabilities; and

the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either:

(i)	the same taxable entity; or

(ii)
different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to release the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.20       Segment reporting

The Group identifies operating segments and prepares segment information based on the regular internal financial information reported to the Chief Executive Officer and executive directors, who are the Company's chief operating decision maker, for their decisions about resources allocation to the Group’s business components and for their review of the performance of those components.

Business segment

The Company operates principally in the manufacturing and sale of medium to high-end ceramic tiles. The Chief Executive Officer and executive directors regularly review the Group's business as one business segment.

Geographical segment

The business of the Group is engaged entirely in the PRC. The Chief Executive Officer and executive directors regularly review the Group's business as one geographical segment.

2.21       Related parties

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

2.22       Equity-settled share based payments

The Group has received services from financial advisors related to the Success Winner Acquisition (Note 1) as consideration for transfer of shares by a shareholder. Since financial advisory services are predominantly compensated by contingent shares, the fair value of which could not be estimated reliably, the services were measured indirectly at the cost of the equity instruments granted.

3           CHANGES IN ACCOUNTING POLICIES

3.1        Adoption of new or amended IFRSs

In the current year, the Group has applied for the first time the following new standards, amendments and interpretations (the “new IFRSs”) issued by the IASB, which are relevant to and effective for the Group’s financial statements for the annual period beginning on January 1, 2010:
IFRS 3 (Revised 2008)	Business combinations
IAS 27 (Revised 2008)	Consolidated and separate financial statements

Various – Annual improvements to IFRSs 2009

Other than as noted below, the adoption of the new IFRSs had no material impact on how the results and financial position for the current and prior periods have been prepared and presented.

IFRS 3 (Revised 2008) Business combinations

The revised standard (IFRS 3R) introduced major changes to the accounting requirements for business combinations. It retains the major features of the purchase method of accounting, now referred to as the acquisition method. The most significant changes in IFRS 3R that had an impact on the Group’s acquisitions in 2010 are as follows:

·Acquisition-related costs of the combination are recorded as an expense in the income statement. Previously, these costs would have been accounted for as part of the cost of the acquisition.

·The assets acquired and liabilities assumed are generally measured at their acquisitions-dated fair values unless IFRS 3R provides an exception and provides specific measurement rules.

·Any contingent consideration is measured at fair value at the acquisition-date. If the contingent consideration arrangement gives rise to a financial liability, any subsequent changes are generally recognised in profit or loss. Previously, contingent consideration was recognised at the acquisition date only if its payment was probable.

IFRS 3R is applied prospectively by the Group to business combinations for which the acquisition date is on or after January 1, 2010. For the year ended December 31, 2010, the adoption of IFRS 3R has affected the accounting for the Group’s acquisition of Hengdali by expensing related acquisition costs of RMB 100,000 which was recorded in Administrative expenses. There were no business acquisitions before January 1, 2010 that should be accounted for as business combinations.

3              CHANGES IN ACCOUNTING POLICIES (continued)

3.1        Adoption of new or amended IFRSs (continued)

IAS 27 (Revised 2008) Consolidated and Separate Financial Statements

The adoption of IFRS 3R required that the revised IAS 27 (IAS 27R) is adopted at the same time. IAS 27R introduced changes to the accounting requirements for transactions with non-controlling (formerly called “minority”) interests and the loss of control of a subsidiary. Similar to IFRS 3R, the adoption of IAS 27R is applied prospectively. The Group did not have transactions with non-controlling interests in the current period and did not dispose of any of its equity interests in its subsidiaries. Therefore, the adoption of IAS 27R did not have an impact in the current period financial statements.

Annual Improvements to IFRSs 2009

IAS 17 (Amendments) Lease: The amendment requires that leases of land are classified as finance or operating applying the general principles of IAS 17. Prior to this amendment, IAS 17 generally required a lease of land to be classified as an operating lease. The Group has reassessed the classification of the land elements of its unexpired leases at January 1, 2010 on the basis of information existing at the inception of those leases and has determined that none of its leases require reclassification.

IAS36 (amendment) Impairment of assets is effective for accounting periods beginning on or after January 1, 2010. The amendment clarifies that the largest cash-generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment, as defined by paragraph 5 of IFRS 8, Operating segments (that is, before the aggregation of segments with similar economic characteristics).

3.2        Standards, amendments and interpretations issued but not yet effective and have not been adopted early by the Group

At the date of authorisation of these financial statements, certain new standards, amendments and interpretations have been published but are not yet effective, and have not been adopted early by the Group.

Management anticipates that all of the relevant pronouncements will be adopted in the Group's accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Group’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Group's financial statements.

Annual Improvements 2010 (effective from 1 July 2010 and later)

The IASB has issued Improvements to IFRS 2010 (2010 Improvements). Most of these amendments become effective in annual periods beginning on or after 1 July 2010 or 1 January 2011. The 2010 Improvements amend certain provisions of IFRS 3R, clarify presentation of the reconciliation of each of the components of other comprehensive income and clarify certain disclosure requirements for financial instruments. The Group's preliminary assessments indicate that the 2010 Improvements will not have a material impact on the Group's financial statements.

IFRS 9 Financial Instruments (effective from January 1, 2013)

This standard is the first step in the process to replace IAS 39, Financial instruments: recognition and measurement. Under IFRS 9, all recognized financial assets that are within the scope of IAS 39 are subsequently measured at either amortized cost or fair value.  Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods.  All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

3              CHANGES IN ACCOUNTING POLICIES (continued)

3.2        Standard, amendments and interpretations issued but not yet effective and have not been adopted early by the Group (continued)

In relation to financial liabilities, the significant change relates to financial liabilities that are designated as at fair value through profit or loss.  Specifically, under IFRS 9, for financial liabilities that are designated as at fair value through profit or loss, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the presentation of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss.  Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss.  Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

The management is currently assessing the impact of this new standard but does not consider the adoption of this new standard will have any significant impact on the financial statements.

4              CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1	Critical accounting estimates and assumptions

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

Depreciation of property, plant and equipment

Property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives. Management estimates the useful lives of property, plant and equipment to be within 5 to 40 years. The carrying amounts of the Group’s property, plant and equipment as at December 31, 2010, 2009 and 2008 were RMB 459,161,000, RMB 64,184,000, and RMB 72,172,000, respectively. Changes in the expected level of usage and technological developments could impact the economic useful lives and the residual values of these assets, therefore future depreciation charges could be revised.

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

4              CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

4.1           Critical accounting estimates and assumptions (continued)

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

4.2	Critical judgments in applying the entity's accounting policies

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

5.             REVENUE AND OTHER INCOME

Revenue comprises the fair value of the consideration received or receivable for the sale of goods. An analysis of the Group's revenue and other income is as follows:

	Year ended December 31,
	2010	2009	2008
	RMB'000	RMB'000	RMB'000
Revenue
Sale of goods	1,068,551	835,747	737,182

Other income
Sale of scrap materials	4,475	3,211	2,291
Interest income	377	402	394
Foreign exchange gains/(losses)	(886)	122	16
	3,966	3,735	2,701

6.             MERGER COSTS

The merger costs of RMB 26.4 million in 2009 were legal fees, audit fees, and other professional advisors’ costs directly attributable to the reverse recapitalization transaction on November 22, 2009 which exceeded the net monetary assets received. The Group treats these incremental transaction costs exceeding the net monetary assets received as the expenses Success Winner incurred to obtain a public listing in the United States of America (Note 4.2).

7.             FINANCE COSTS

Finance costs comprise interest expense on the Group’s short-term bank borrowings:

	Year ended December 31,
	2010	2009	2008
	RMB'000	RMB'000	RMB'000
Interest on bank borrowings	6,170	1,375	941

8.             PROFIT BEFORE TAXATION

The Group's profit before taxation is arrived at after charging:

	Year ended December 31,
	2010	2009	2008
	RMB'000	RMB'000	RMB'000
Amortisation of land use rights	668	3	4
Cost of inventories recognised as expense	492,821	417,191	364,532
Depreciation expense charged to
- cost of sales	27,350	15,119	15,102
- administrative expenses	2,845	509	511
Directors' remuneration
- salaries and related cost	1,342	216	142
- retirement scheme contribution	10	5	5
Key management personnel (other than directors)
- salaries and related cost	380	1,638	596
- retirement scheme contribution	7	7	15
Research and development personnel
- salaries and related cost	1,023	851	877
- retirement scheme contribution	68	12	14
Other personnel
- salaries and related cost	45,788	35,557	32,910
- retirement scheme contribution	6,083	597	526
Operating lease expenses	12,526	12,899	13,192

9.           INCOME TAX EXPENSE

	Year ended December 31,
	2010	2009	2008
	RMB'000	RMB'000	RMB'000
Current year provision:
Current tax expense	78,563	59,287	24,027
Deferred tax expense	34	-	-
	78,597	59,287	24,027

No deferred tax has been provided at December 31, 2008 and 2009 as the Group did not have any significant temporary differences which gave rise to a deferred tax asset or liability. As of December 31, 2010, there were RMB 1.1 million deferred tax liabilities, in respect of the temporary timing differences in depreciation expenses arising from the acquisition accounting for the Hengdali Acquisition.

Reconciliation between tax expense and profit before taxation at applicable tax rates is as follows:

	Year ended December 31,
	2010	2009	2008
	RMB'000	RMB'000	RMB'000
Profit before taxation	304,071	212,148	189,060

Tax calculated at a tax rate of 25%	76,018	53,037	47,261
Tax effect of tax exemption and concession	-	-	(23,631)
Tax effect on non-deductible expenses	-	3,525	397
Tax effect on different tax rate of group entities operation in other jurisdictions	2,579	2,725	-
	78,597	59,287	24,027

British Virgin Islands Profits Tax

The Group has not been subject to any taxation in this jurisdiction for the year ended December 31, 2010 (2008 and 2009: Nil).

Hong Kong Profits Tax

No Hong Kong profits tax has been provided as the Group has no assessable profit arising in Hong Kong for the year ended December 31, 2010 (2008 and 2009: Nil).

PRC Income Tax

Hengda and Hengdali determined and paid the corporate income tax in accordance with “PRC Enterprise Income Tax Law”, and the applicable income tax rate in this year is 25%.

Any dividend paid by a PRC entity to an overseas parent made out of profits earned after January 1, 2008 will be subject to up to 10% withholding tax. Hengda, the Group's PRC subsidiary, has cumulative undistributed earnings of RMB 334,275,000 and RMB 541,961,000 as of December 31, 2009 and 2010, which are included in consolidated retained earnings and will continue to be indefinitely reinvested in the PRC subsidiary's operations. Accordingly, no provision has been made for deferred taxes related to future repatriation of these earnings. If the Group were to distribute these cumulated earnings in the foreseeable future, the deferred tax liabilities of RMB 33,428,000 and RMB 54,196,000 would be recognised as of December 31, 2009 and 2010, respectively.

10.           EARNINGS PER SHARE (“EPS”)

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

	Years ended December 31,
	2010	2009	2008
Income (numerator):
Income attributable to holders of ordinary shares (RMB '000):	225,474	152,861	165,033

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic income per share	13,292,189	6,246,820	5,743,320
Plus incremental weighted average ordinary shares from assumed conversions of warrants using treasury stock method	-	215,604	-
Weighted average ordinary shares outstanding used in computing diluted income per share	13,292,189	6,462,424	5,743,320

Earnings per share-basic (RMB)	16.96	24.47	28.73

Earnings per share-diluted (RMB)	16.96	23.65	28.73

For the year ended December 31, 2010, there was no difference in the weighted- average number of ordinary shares used for basic and diluted earnings per ordinary share as the warrants outstanding had no dilutive effect. As of December 31, 2010, there were 2,774,300 warrants outstandings, which could potentially have a dilutive impact in the future. The number of ordinary shares would be 19,233,502 if all of the warrants were exercised.

11.           PROPERTY, PLANT AND EQUIPMENT

	Buildings RMB'000	Plant and machinery RMB'000	Motor vehicles RMB'000	Office equipment RMB'000	Total RMB'000
Cost

At January 1, 2008	3,363	151,257	4,624	1,139	160,383
Additions	-	6,281	512	226	7,019
At December 31, 2008	3,363	157,538	5,136	1,365	167,402
Additions	-	7,750	-	291	8,041
Disposals	-	(7,767)	-	(248)	(8,015)
At December 31, 2009	3,363	157,521	5,136	1,408	167,428
Additions	117,235	103,964	616	432	222,247
Acquisition through business combination	95,226	110,510	796	-	206,532
Disposals	-	(51,506)	-	-	(51,506)
At December 31, 2010	215,824	320,489	6,548	1,840	544,701

Accumulated depreciation

At January 1, 2008	634	77,133	1,322	528	79,617
Depreciation charge	112	14,802	472	227	15,613
At December 31, 2008	746	91,935	1,794	755	95,230
Depreciation charge	112	14,805	488	223	15,628
Disposals	-	(7,379)	-	(235)	(7,614)
At December 31, 2009	858	99,361	2,282	743	103,244
Depreciation charge	3,388	26,055	494	258	30,195
Disposals	-	(47,899)	-	-	(47,899)
At December 31, 2010	4,246	77,517	2,776	1,001	85,540

Net book amount

At December 31, 2008	2,617	65,603	3,342	610	72,172

At December 31, 2009	2,505	58,160	2,854	665	64,184

At December 31, 2010	211,578	242,972	3,772	839	459,161

All property, plant and equipment held by the Group are located in the PRC.

The Group’s building including renovation, with a carrying value of approximately RMB 2,617,000 , RMB 2,505,000 and RMB 2,393,000 was pledged as securities to secure the Group’s interest-bearing bank borrowings at December 31, 2008, 2009 and 2010 respectively (Note 19).

12.           LAND USE RIGHTS

	2010	2009	2008
	RMB'000	RMB'000	RMB'000
At beginning of the year
Cost	180	180	180
Accumulated amortisation	(15)	(12)	(8)
Net book amount	165	168	172

For the year
Opening net book amount	165	168	172
Acquisition through business combination	32,439	-	-
Amortisation	(668)	(3)	(4)
Net book amount	31,936	165	168

At end of the year
Cost	32,619	180	180
Accumulated amortisation	(683)	(15)	(12)
Net book amount	31,936	165	168

The land use rights of the Group refer to lands located in PRC which were pledged to the banks as securities for the Group’s interest-bearing bank borrowings at December 31, 2008, 2009 and 2010 respectively (Note 19).

13.          INVENTORIES

	As at December 31,
	2010	2009	2008
	RMB'000	RMB'000	RMB'000
At cost
Raw materials	33,360	15,825	26,400
Work in progress	6,243	5,050	5,024
Finished goods	137,614	93,783	100,138
	177,217	114,658	131,562

There has been no inventory write-off or allowance for inventory obsolescence for the years ended December 31, 2008, 2009, and 2010.

14.          TRADE RECEIVABLES

The Group’s trade receivables are denominated in Renminbi and non-interest bearing, and generally have credit terms within 90 days.

The aging analysis of the Group’s trade receivables is as follows:
	As at December 31,
	2010	2009	2008
	RMB'000	RMB'000	RMB'000
Current(within 90 days)	282,976	270,840	195,848
Past due 0-3 months	-	-	-
Past due 3-6 months	-	-	-
Past due over 6 months	-	-	-
	282,976	270,840	195,848

14.           TRADE RECEIVABLES (continued)

As at December 31, 2008, 2009 and 2010, trade receivables of RMB 195,848,000, RMB 270,840,000 and RMB 282,976,000 were neither past due nor impaired. These related to a large number of diversified customers for whom there was no recent history of default.

15.           OTHER RECEIVABLES

	As at December 31,
	2010	2009	2008
	RMB'000	RMB'000	RMB'000
Amount due by a related party	-	-	3,364
Prepayment of acquisition cost for the Gaoan facility	-	145,384	-
Prepayment of advertisement	1,471	-	-
Prepayment of insurance	502
Creditable Input VAT	6,934	-	-
Other	-	3,884	-
	8,907	149,268	3,364

As at December 31, 2008, 2009 and 2010, other receivables of RMB 3,364,000, RMB 149,268,000 and RMB 8,907,000 were neither past due nor impaired.

16.          CASH AND BANK BALANCES

	As at December 31,
	2010	2009	2008
	RMB'000	RMB'000	RMB'000
Cash on hand	59	38	49
Cash at bank	263,436	150,083	51,557
	263,495	150,121	51,606

Cash and bank balances are denominated in the following currencies:

	As at December 31,
	2010	2009	2008
	RMB'000	RMB'000	RMB'000
Renminbi	195,710	78,316	51,603
Hong Kong dollar	13	13	3
US dollar	67,772	71,792	-
	263,495	150,121	51,606

Bank balances denominated in Renminbi are deposited with banks in the PRC and are not freely convertible to foreign currencies. The conversion of these RMB denominated balances into foreign currencies is subject to the foreign exchange control rules and regulations promulgated by the PRC Government.

As at December 31, 2010, bank balances denominated in US dollars with an amount of RMB equivalent 7,796,000 were deposited with banks in the United States of America, which are held by China Ceramics whose functional currency is US dollars. Bank balances denominated in US dollars with an amount of RMB equivalent 59,975,000 were deposited with banks in Hong Kong, which are held by Stand Best whose functional currency is Renminbi.

The cash at bank bears interest ranging from 0.36% to 0.81%, at 0.36% and 0.36% per annum during the years ended December 31, 2008, 2009 and 2010 respectively.

17.           TRADE PAYABLES

	As at December 31,
	2010	2009	2008
	RMB'000	RMB'000	RMB'000
Trade payables	178,382	126,251	92,888

Trade payables are denominated in Renminbi and generally have credit terms ranging from 1 day to 120 days.

18.          ACCRUED LIABILITIES AND OTHER PAYABLES

	As at December 31,
	2010	2009	2008
	RMB'000	RMB'000	RMB'000
Dividend payable	-	-	22,455
Amount owing to related parties	1,327	3,380	3,118
Sales discount payable	16,661	44,380	40,891
Accrued liabilities	13,320	10,843	8,636
Deposits payables	14,800	12,400	12,400
VAT payable	-	3,746	3,448
	46,108	74,749	90,948

Accrued liabilities and other payables are denominated in the following currencies:

	As at December 31,
	2010	2009	2008
	RMB'000	RMB'000	RMB'000
Renminbi	44,147	71,117	89,270
Hong Kong dollar	1,327	1,941	1,678
US dollar	634	1,691	-
	46,108	74,749	90,948

Amount owing to related parties relate to 1) payments made by a director on Hengda’s behalf for the purchase of motor vehicles used by the Group and 2) advances from a shareholder to the Group for working capital purposes. The amount is interest free, unsecured and repayable on demand.

Accrued liabilities consist mainly of accrued rental, wages and utility expenses.

Deposits payables represent deposits from Hengda and Hengdali's distributors. The Group will usually request a deposit of RMB 400,000 from new distributors upon signing a distributorship agreement.

19.           INTEREST- BEARING BANK BORROWINGS

	As at December 31,
	2010	2009	2008
	RMB'000	RMB'000	RMB'000
Short-term bank borrowings
secured and repayable within one year	72,000	26,500	12,300
Loan term borrowings
secured and repayable more than one year	25,000	-	-
	97,000	26,500	12,300

The Group's interest-bearing bank borrowings are pledged by the Group's buildings and land use rights (Note 11 and 12). Short-term bank borrowings bear effective interests rates ranging from approximately 9.34% to 9.71%, 5.84% to 9.71% and 6.11% to 6.62% per annum during the years ended December 31, 2008, 2009 and 2010, respectively.

The carrying amounts of interest-bearing bank borrowings are denominated in Renminbi.

20.    SHARE CAPITAL

As the Success Winner Acquisition (Note 1) was accounted for as a reverse recapitalization transaction, the equity structure (i.e. the number and type of equity interests issued) in the consolidated financial statements as of December 31, 2009 and 2010 reflects the equity structure of China Ceramics (the legal parent and accounting acquiree), including the equity interests China Ceramics issued to effect the combination.

The movement of the equity structure is as follows:

	2010		2009		2008
	(China Ceramics)		(China Ceramics)		(Stand Best)
	Number	US$	Number	US$	Number	HK$
	of shares	'000	of shares	'000	of shares	'000
Authorised
At January 1	51,000,000	51	41,000,000	41	N/A	N/A
Issuance of ordinary share for Stand Best’s incorporation	-	-	-	-	1	0	*
Increase of authorised shares in connection with CHAC’s Redomestication	-	-	10,000,000	10	0	-
At December 31	51,000,000	51	51,000,000	51	1	0	*

*Amount less than HK$ equivalent 1,000

20.    SHARE CAPITAL (continued)

	2010			2009		2008
	(China Ceramics)			(China Ceramics)		(Stand Best)
	Number	RMB		Number	US$	Number	HK$
	of shares	'000		of shares	'000	of shares	'000
Issued and fully paid:
At January 1	8,950,171	61		16,000,000	16.0	N/A	N/A
Issuance of ordinary shares in Stand Best’s incorporation	-	-		-	-	1	0	(1)
Issuance of ordinary shares to Mr. Wong Kung Tok for reverse recapitalization	-	-		5,743,320	5.7	-	-
Redemption and repurchase of shares in connection with the closing of the reverse recapitalization	-	-		(11,193,149)	(11.2)	-	-
Cancellation of CHAC founders' shares in connection with the closing of the reverse recapitalization	-	-		(1,600,000)	(1.6)	-	-
Issuance to Mr. Wong Kung Tok for achieving the 2009 performance threshold	1,214,127	8		-	-	-	-
Warrants exchange for ordinary shares	2,944,904	20		-	-	-	-
Issuance of ordinary shares in the new equity offering	3,350,000	23		-	-	-	-
At December 31	16,459,202	112	(3)	8,950,171	8.9 (2)	1	0	(1)
(1)Amount less than HK$ equivalent 1,000
(2)RMB equivalent 61,000
(3)US$ equivalent 17,000

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

Each warrant entitles the holder to purchase shares at US$7.50 per share, subject to adjustment in the event of stock dividends and splits, reclassifications, combinations and similar events for a period commencing on the later of: (a) completion of the business combination and (b) one year from the closing date of the IPO, and ending November 16, 2012. China Ceramics may call the warrants for redemption, in whole and not in part at a price of $0.01 per warrant at any time after the warrants become exercisable, upon not less than 30 days’ prior written notice of redemption to each warrant holder, and if, and only if, the reported last sale price of the shares equals or exceeds $14.25 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders.

20.	SHARE CAPITAL (continued)

On November 20, 2009, pursuant to the acquisition agreement, China Ceramics acquired all of the issued and outstanding shares of Success Winner held by Mr. Wong Kung Tok in exchange for $10.00 and 5,743,320 shares of China Ceramics. In addition, 8,185,763 shares of China Ceramics were placed in escrow (the “Contingent Shares”) and will be released to Mr. Wong Kung Tok in the event certain earnings and stock price thresholds are achieved. Of the Contingent Shares, up to 5,185,763 Contingent Shares would be released based on achieving growth in either net earnings before tax or net earnings after tax, depending on the year, following the completion of an annual audit. Additionally, 3,000,000 Contingent Shares will be released if China Ceramics shares close at or above certain share price targets for any twenty trading days within a thirty trading day period prior to April 30, 2012. The Contingent Shares will be released without regard to continued employment and are only contingent on future earnings and the stock price of China Ceramics.  On May 24, 2010, the Group issued 1,214,127 shares to Mr. Wong Kung Tok based on the audited earnings before tax result for the fiscal year 2009.

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

On May 25, 2010, the Company purchased 996,051 public warrants from four warrant holders (all managed by a single entity) at a price of US$ 1.00 per warrant in a privately negotiated transaction. The total amount paid to purchase the public warrants was US$ 996,000 (RMB equivalent 6,803,000) and has been deducted from shareholders’ equity.

The Company initiated an exchange offer (the “Offer”) pursuant to which holders of all 14,553,949 of the Company’s outstanding warrants (the “Warrants”) had the opportunity to acquire the Company’s shares through a warrant for share exchange. The Company issued one share for every four warrants tendered. On September 1, 2010, pursuant to the terms of the tender offer, 11,779,649 warrants were exchanged for 2,944,904 of the shares, which are freely tradable.

On November 24, 2010, the Company closed an underwritten public offering of 3,350,000 shares at a price of $7.75 per share for an aggregate of approximately RMB 172.7 million gross proceeds. The total net proceeds of the offering to the Company, after deduction of underwriters' commissions and discounts and estimated transaction expenses, was approximately RMB 159.6 million.

As at December 31, 2010, China Ceramics' issued and outstanding equity instruments included 16,459,202 ordinary shares, US$ 0.001 par value per share, and 2,774,300 warrants with the carrying value of US$16,000 and RMB equivalent 112,000.

21.	RESERVES

a           Statutory reserve

In accordance with the relevant laws and regulations of the PRC, the Group’s PRC subsidiaries are required to transfer 10% of its profit after taxation prepared in accordance with the accounting regulation of the PRC to the statutory reserve until the reserve balance reaches 50% of the respective registered capital. Such reserve may be used to offset accumulated losses or increase the registered capital of these subsidiaries, subject to the approval from the Board of Directors, and are not available for dividend distribution to the shareholders.

b           Currency translation reserve

The reserve comprises all foreign exchange differences arising from the translation of the financial statements of China Ceramics whose functional currency is US dollars.

c           Merger reserve

The merger reserve of the Group represents the difference between the nominal value of the shares of the subsidiaries acquired in the Hengda Reorganization (Note 1) over the nominal value of the shares of the Group issued in exchange thereof.

d           Share-based payment reserve

After the successful consummation of the reverse recapitalization, Mr. Wong Kung Tok, the former sole shareholder of Success Winner, allotted a total of 1,521,528 China Ceramics' ordinary shares to two financial advisors for their financial advisory services related to the recapitalization activities. The shared based payment reserve represents the fair value of these allotted shares measured based on the average market price over the service periods (Note 4.2).

e           Reverse recapitalization reserve

The reverse recapitalization reserve arises as a result of the method of accounting for the Success Winner Acquisition. In accordance with IFRS, the acquisition has been accounted for as a reverse recapitalization.

22.	DIVIDENDS

Dividends disclosed during the report periods represented dividends declared by Hengda to its equity owners. The rate of dividend and the number of shares ranking for dividends are not presented as such information is not meaningful.

23.	BUSINESS COMBINATIONS

On January 8, 2010, the Group consummated the acquisition of all voting equity interests of Hengdali, a company that manufactures and sells ceramic tiles used for exterior siding and for interior flooring, for a total cash consideration of RMB 185,517,000. The acquisition is intended to increase the Group’s production capacity and reduce cost through economies of scale.

Details of the purchase consideration, the net assets acquired and goodwill are as follows:

Purchase consideration	RMB'000
- Cash paid	185,517

The assets and liabilities recognised as a result of the acquisition are as follows:
Fair value
RMB'000
Cash and cash equivalents	3,822
Property, plant and equipment	206,532
Land use rights	32,439
Inventories	11,473
Receivables	400
Payables	(11,728)
Borrowings	(60,000)
Deferred tax liability	(1,156)
181,782

Goodwill	3,735
185,517

Outflow of cash to acquire business, net of cash acquired, as at December 31, 2010
- cash consideration	40,133
- cash and cash equivalents in subsidiary acquired	(3,822)
Net cash outflow on acquisition	36,311

The goodwill is attributable to Hengdali’s strong production capacity, foreseeable profitability and synergies expected to arise from the economies of scale after the acquisition. None of the goodwill is expected to be deductible for tax purposes.

The acquired business contributed approximate revenue of RMB 243,495,000 and net profit of RMB 65,802,000 to the Group for the period from January 8, 2010 to December 31, 2010.

The revenue and net profit of the combined group as if the business combination had been completed on January 1, 2010 were approximate RMB 1,068,551,000 and RMB 225,212,000.

24.	SIGNIFICANT RELATED PARTY TRANSACTIONS

Other than the related party information disclosed elsewhere in the Consolidated Financial Statements, the following are significant related party transactions entered into between the Group and its related parties at agreed rates:

	Year ended December 31,
	2010	2009	2008
	RMB'000	RMB'000	RMB'000
Rental expense paid to Anhai Hengda	-	-	522
Service fee paid to Stuart Management Co.	564	48	-

Hengda has entered into non-cancellable operating lease arrangements to lease plant buildings from Anhai Hengda. Anhai Hengda ceased to be a related party of the Group on April 23, 2008.

Pursuant to an administrative services agreement dated as of December 1, 2009 between China Ceramics and Stuart Management Co., an affiliate of Paul K. Kelly, Chairman of the board of directors, China Ceramics will pay US$7,000 a month to Stuart Management Co. for administrative services beginning on December 1, 2009 for a term of one year, and the agreement shall automatically renew for another successive year unless either party notifies the other of its intent not to renew.

25.	COMMITMENTS

a           Operating lease commitments

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

	Year ended December 31,
	2010	2009	2008
	RMB'000	RMB'000	RMB'000
Not later than one year	10,645	7,366	13,192
Longer than one year and not later than five years	29,788	2,431	8,734
	40,433	9,797	21,926

b           Capital commitments

The Group’s capital expenditures primarily consist of expenditures on property, plant and equipment. In the year ended December 31, 2010, the Group complete Phase I of the Hengdali facility expansion and the phase II of the Hengdali facility will be completed in the second quarter of 2011. Capital expenditures contracted for at the balance sheet date but not recognized in the financial statements are as follows:

	Year ended December 31,
	2010	2009	2008
	RMB'000	RMB'000	RMB'000
Property, plant and equipment	85,710	-	-

25.	COMMITMENTS (continued)

c           Other commitments

The Group had the following additional commitments:

	Year ended December 31,
	2010	2009	2008
	RMB'000	RMB'000	RMB'000
Advertising expenditure contracted but not provided for in the financial statements	2,400	6,900	1,800

26.	FINANCIAL RISK MANAGEMENT OBJECTIVES – POLICIES

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

Bank balances

The Group’s bank deposits are placed with reputable banks in the PRC, Hong Kong and the United States.

26.	FINANCIAL RISK MANAGEMENT OBJECTIVES – POLICIES (continued)

Trade receivables

The Group’s objective is to seek continual growth while minimising losses incurred due to increased credit risk exposure.

The Group has significant concentration of credit risk as the Group’s top three largest trade receivables represent approximately 20%, 16% and 10% of the trade receivable balance as at December 31, 2008, 2009 and 2010, respectively.

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

Further details of credit risks on trade receivables are disclosed in Note 14.

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

The Group’s financial liabilities, including trade payables, accrued liabilities and other payables and bank borrowings, for the years ended December 31, 2008, 2009 and 2010, have maturity periods of less than 1 year or on demand from the respective statement of financial position dates.

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

The Group’s exposure to interest rate risk arises primarily from short-term and long-term bank borrowings. The Group does not have investment in other financial assets. The Group’s policy is to maintain all its borrowings on a fixed rate basis. The interest rates and terms of repayment of the bank borrowings are disclosed in Note 19.

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

As at December 31, 2008, 2009 and 2010, all of the Group’s monetary assets and monetary liabilities were denominated in RMB except for certain insignificant amount of bank balances (Note 16) and other payables (Note 18) which were denominated in foreign currencies.

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

(ii)	To maintain an optimal capital structure so as to maximize shareholder value; and

(iii)	To maintain a strong credit rating and healthy capital ratios in order to support the Group’s stability and growth

The Group actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholder returns, taking into consideration the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities.

The Group is not subject to externally imposed capital requirements, except for, as disclosed in Note 21(a), the Group’s PRC subsidiary is required by the Foreign Enterprise Law of the PRC to contribute to and maintain a non-distributable statutory reserve fund whose utilisation is subject to approval by the Board of Directors. This externally imposed capital requirement has been complied with by the PRC subsidiary for the financial years ended December 31, 2008, 2009 and 2010.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, increase share capital, obtain new borrowings or sell assets to reduce debt.

There were no changes in the Group’s overall approach to capital management during the report periods.

28.	FINANCIAL INSTRUMENTS

As at December 31, 2008, 2009 and 2010, the Group's financial instruments mainly consisted of cash and bank balances, trade receivables, other receivables, trade payables, accrued liabilities, other payables and bank borrowings.

Fair value

The carrying amounts of financial assets and financial liabilities with a maturity of less than one year approximate their fair values.

The Group does not anticipate that the carrying amounts recorded at the statement of financial position date would be significantly different from the values that would eventually be received or settled.

As at December 31, 2010, the Group's financial instruments also included the ordinary shares and warrants issued by China Ceramics (Note 20). Both are considered equity instruments and were recorded at the net proceeds from the issuance of these instruments. They are not remeasured after initial recognition.

29.	SUBSEQUENT EVENTS

The shareholders of the Company approved the 2010 Incentive Compensation Plan (“the Plan”) at the annual meeting held on December 27, 2010. In accordance with the Plan, the Board of Directors of the Company has appointed the Compensation Committee to administer the Plan. Subsequent to the balance sheet date, the Company granted an aggregate of 1,130,000 stock options to Huang Jia Dong, Su Pei Zhi, Su Wei Feng, Hen Man Edmund, Paul K. Kelly, Cheng Yan Davis, Ding Wei Dong and William L. Stulginsky, upon the approval by the Board of Directors on January 27, 2011, the grant date. The exercise price of the share options granted is $7.65 per share and the share options are valid for a period of 5 years from January 27, 2011 to January 27, 2015. The options vest 25% per year over a three-year period, with the first 25% vesting on the grant date. As at the grant date of January 27, 2011, the estimated total fair value of the options granted is $3,286,443.