Form 20-F
period 2010-12-31
China Ceramics Co., Ltd
filed 2012-03-30
CIK 1470683

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
830 Post Road East
Suite 205
Westport, CT 06880

Securities registered or to be registered pursuant to Section 12(b) of the Act:

UNITS, EACH CONSISTING OF ONE SHARE AND ONE WARRANT
SHARES, PAR VALUE $0.001
WARRANTS TO PURCHASE ONE SHARE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

On December 31, 2011, the issuer had 18,254,002 shares outstanding.

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

All references to “Renminbi,” “RMB” or “yuan” are to the legal currency of the People’s Republic of China, and all references to “U.S. dollars,” “dollars,” “$” are to the legal currency of the United States. This Report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 23, 2012, the buying rate announced by the Federal Reserve Statistical Release was RMB 6.3021 to $1.00.

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

The following selected consolidated financial data as of and for the years ended December 31, 2011, 2010, 2009, 2008, and 2007 have been derived from the audited consolidated financial statements of China Ceramics included in this Annual Report. This information is only a summary and should be read together with the consolidated financial statements, the related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of China Ceramics” and other financial information included in this Annual Report.

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

CHINA CERAMICS CO., LTD. AND SUBSIDIARIES

Selected Consolidated Financial Data

(RMB in Thousands Except per Share and Operating Data)

	As of December 31
	2011	2010	2009	2008	2007
Consolidated Statements of Financial Position Data
Cash and cash equivalents	42,149	263,495	150,121	51,606	18,507
Total current assets	833,516	732,595	684,887	382,380	359,351
Total assets	1,711,947	1,227,427	749,236	454,720	440,289
Total current liabilities	457,121	319,066	244,139	201,269	209,417
Long-term obligations	61,087	26,122	-	-	-
Total liabilities	518,208	345,188	244,139	201,269	209,417
Total equity	1,193,739	882,239	505,097	253,451	230,872

	For the years ended December 31,
	2011	2010	2009	2008	2007
Consolidated Statement of Comprehensive Income Data
Revenues	1,491,574	1,068,551	835,747	737,182	617,863

Gross profit	467,238	338,975	253,217	203,852	175,923

Profit before taxation	400,504	304,071	212,148	189,060	165,469

Profit attributable to shareholders	294,439	225,474	152,861	165,033	145,606

Earnings per share –
Basic	14.41	16.96	24.47	28.73	25.35
Diluted	14.41	16.96	23.65	28.73	25.35

Weighted average shares outstanding –
Basic	20,430,838	13,292,189	6,246,820	5,743,320	5,743,320
Diluted	20,430,838	13,292,189	6,462,424	5,743,320	5,743,320

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On March 23, 2012, the buying rate announced by Federal Reserve Statistical Release was RMB 6.3021 to $1.00.

	Spot Exchange Rate
Period	Period Ended	Average (1)	Low	High
	(RMB per US$1.00)
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8295	6.8180	6.8395
2010	6.6000	6.7603	6.6000	6.8305
2011	6.2939	6.4475	6.2939	6.6017
September	6.3780	6.3885	6.3780	6.3975
October	6.3547	6.3710	6.3534	6.3825
November	6.3765	6.3564	6.3400	6.3839
December	6.2939	6.3482	6.2939	6.3733
2012 (through March 23)	6.3021	6.3012	6.2935	6.3080
January	6.308	6.3172	6.2940	6.3330
February	6.2935	6.2997	6.2935	6.3120
March (through March 23)	6.3021	6.3145	6.2982	6.3315

Source: Federal Reserve Statistical Release

(1)	Annual averages, lows, and highs are calculated from month-end rates. Monthly averages, lows, and highs are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

You should carefully consider the following risk factors, together with all of the other information included in this annual report.

Risk Factors Relating to Our Business

We generate a large percentage of our revenues from a limited number of customers and our business will suffer if sales to such customers decline.

Our five largest customers, namely Foshan City Jundian Ceramics Co., Ltd., Xiamen Tongying Trading Co., Ltd., Liaoning Yatong Logistics Co. Ltd., Beijing Zhihe Construction Industry Trading Co., Ltd., and Liuzhou City Shengquanda Trading Co., Ltd. accounted for an aggregate of 22.6%, 17.7%, and 14.3% of our total revenue in fiscal years 2009, 2010 and 2011, respectively. We are particularly exposed to the credit risks of these customers as defaults in payment by our major customers would have a significant impact on our cash flows and financial results. Our agreements with our major customers do not specify minimum sales volume. There is no assurance that we will continue to retain these customers or that they will continue to purchase our products at their current levels in the future. If there is any reduction or cancellation of purchase orders by these customers for any reason, including a fall in demand from our customers’ downstream developer clients, or a termination of relationship with these customers, our revenues will be negatively impacted.

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

In fiscal years 2009, 2010, and 2011 our cost of raw materials, which consist of clay (comprising mainly of kaolin, flint and feldspar), coal (used to heat our kilns), coloring materials and glazing materials, accounted for approximately 53.7%, 67.4%, and 71.5% of our total cost of sales, respectively. The price of clay, coal, coloring materials and glazing materials may fluctuate due to factors such as global supply and demand for such raw materials and changes in global economic conditions. Coal accounted for approximately 31.5%, 30.0% and 29.2% of our total raw material costs in fiscal years 2009, 2010, and 2011 respectively. Any shortages or interruptions in the supply of clay, coal, coloring materials or glazing materials will result in an increase in the cost of production, thus increasing our cost of sales. If we are not able to pass on such an increase to our customers or are unable to find alternative sources of clay, coal, coloring materials, or glazing materials or appropriate substitute raw materials at comparable prices, our operations and financial performance will be adversely affected.

We are dependent on our management team and any loss of our key management personnel without timely and suitable replacements may reduce our revenues and profits.

Our chief executive officer, Huang Jia Dong, and our Sales Deputy General Manager, Su Pei Zhi, have worked with our company since founding it over eighteen years ago. Accordingly, our success is dependent to a large extent on our ability to retain Messrs. Huang and Su, who are responsible for formulating and implementing our growth, corporate development and overall business strategies. Mr. Huang currently owns 150,000 shares in us. Mr. Su currently does not own any shares or any other equity investment in us. Our business is also dependent on our executive officers who are responsible for implementing our business plans and driving growth. Please refer to “Directors, Senior Management and Employees” herein for more information about our directors and officers.

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

In January 2010, we completed the acquisition of Hengdali and are continuing to integrate our operations with the operations of Hengdali. In the future, we may expand our production capacity through strategic acquisitions. Expansion through strategic acquisitions is subject to a number of risks:

•	We may fail to locate suitable acquisition candidates with business operations that are consistent with our growth strategy and at prices and on terms that are satisfactory. Alternatively, we may have to compete with other Chinese ceramic tile producers in bidding to acquire production facilities or companies in regions where we expect demand for production of our products to increase. Some of these competitors may have greater capital resources than us.

•	To finance part or all of our acquisition costs, we may need to issue shares, incur debt and assume contingent liabilities. Such acquisitions may also create additional expenses related to amortizing intangible assets. Any of these factors might harm our financial results and lead to volatility in the price of our shares. Further, any financing we might need for future acquisitions may be available only on terms that restrict our business or impose costs that decrease our profits.

•	Any integration of acquisitions, including the continuing integration of Hengdali, may produce unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business. Among others, we may be unable to discover during due diligence all contingent liabilities and adverse issues, giving rise to unexpected delays or difficulties during integration.

•	Some acquisition targets, due to their limited operating history, may possess different technological standards and operational models than ours. We may need to devote significant time and resources upon completion of an acquisition to amend and transform the acquired target. We may, prior to the implementation of an acquisition, fail to predict the appropriate amount of time and resources required to complete such transformation. It is even possible that we may not be able to rectify the situation at all. Due to the foregoing uncertainties, we may be subject to substantial costs and unexpected delays arising out of an acquisition.

We plan to construct the manufacturing facilities operated by Hengdali in Gaoan, Jiangxi Province (the “Hengdali facility”) in three phases. Phase I was completed in 2009 and was put into production in early 2010, bringing annual production capacity after completion of phase I to 10 million square meters. We expect the annual production capacity to increase by an additional 20 million square meters after the completion of phase II. We anticipate completing phase III in 2013, and expect the annual production capacity to increase by an additional 14 million square meters with the completion of phase III. We expect the total annual production capacity of the Hengdali facility to provide 44 million square meters of ceramic tiles in 2013.  Currently, we are in the process of applying for acceptance permits from relevant local governmental authorities including, without limitation, the environmental protection authority and the fire administration, for the first phase. However, as the timing and procedures for issuing such permits is under the control of the local governmental authorities, we cannot assure you that we will successfully obtain such permits, or that our operation will not be affected if we fail to obtain such permits for the continuation of the operations of Hengdali. Our applications for such permits are currently being processed. As we are currently operating without the permits, the relevant authorities may suspend our Hengdali operations and may impose fines, though they have not done so to date. We believe our future success depends on our ability to increase our production capacity by expanding our existing facilities and acquiring or developing new production facilities. If we are unable to grow our operations by expanding our facilities or through strategic acquisitions or realize anticipated benefits from past and future acquisitions, we may not be able to achieve the growth we anticipate and our overall business results may be negatively affected.

We may lose revenue if our intellectual property rights are not protected and counterfeit HD, Hengda, HDL, Hengdeli, WULIQIAO, TOERTO or Pottery Capital of Tang Dynasty brand products are sold in the market.

We believe our intellectual property rights are important to our success and competitive position. A portion of our products are manufactured and marketed under our “HD” or “Hengda,” “HDL” or “Hengdeli,” “Pottery Capital of Tang Dynasty”, “TOERTO” and “WULIQIAO” labels. We have filed our labels as trademarks in the PRC. Before 13 April, 2011, WULIQIAO was a trademark owned by Fujian Province Jinjiang City Hengda Construction Materials Co., Ltd. Hengda signed a Trademark Licensing Contract with Fujian Province Jinjiang City Hengda Construction Materials Co., Ltd. and has been was licensed the exclusive right to use WULIQIAO during the terms of that trademark. Since 13 April, 2011, WULIQIAO has been transferred to Hengdali, according to Certificate of Approved Transference of Trademark issued on 13 April 2011 by Trademark Office of the State Administration for Industry & Commerce of the P.R. China. In addition, we own four utility model patents, have exclusive licenses to use 11 design patents owned by our CEO, Huang Jia Dong, and have certain trade secrets and unpatented proprietary technology. We cannot assure you that there will not be any unauthorized usage or misuse of our trademarks and patent rights or that our intellectual property rights will be adequately protected as it may be difficult and costly to monitor any infringements of our intellectual property rights in the PRC. If we cannot adequately protect our intellectual property, we may lose revenue.

In addition, we believe the branding of our products and the brand equity in our “HD” or “Hengda,” “HDL or Hengdeli,” “Pottery Capital of Tang Dynasty”, “TOERTO” and “WULIQIAO” trademarks is critical to our expansion effort and the continued success of our business. Our efforts to build our brand may be undermined by the sale of counterfeit goods. The counterfeiting of our products may increase if our products become more popular.

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

We outsource certain aspects of our manufacturing operations to meet the demand for our products, which, despite the additional production from Hengdali, currently exceeds our current capacity. We currently outsource to the following original equipment manufacturers: Fujian Jinjiang Xinrong Ceramics Co., Ltd. and Jinjiang Jinzhuang Ceramics Co., Ltd., to manufacture and supply basic porcelain ceramic tiles.

There can be no assurance that these third parties will meet their obligations. Our manufacturers and suppliers may encounter problems during manufacturing due to a variety of reasons, including failure to procure their raw material on time, failure to follow specific protocols and procedures, failure to comply with applicable regulations, equipment malfunction and environmental factors, any of which could delay or impede their ability to meet our demand. Our reliance on these outside manufacturers and suppliers also subjects us to other risks that could harm our business, including:

•	third party manufacturers may not manufacture products to our standards, which could cause delays in the shipment of our products or our shipping defective products if we do not catch the defects in a timely fashion;

•	we may not be able to obtain adequate supply in a timely manner or on commercially reasonable terms;

•	we may have difficulty locating and qualifying alternative manufacturers;

•	our third party manufacturers manufacture products for a range of customers, and fluctuations in demand may affect their ability to deliver products to us in a timely manner; and

•	our third party manufacturers may encounter financial hardships unrelated to our orders, which could inhibit their ability to fulfill our orders and meet our requirements.

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

The PRC government has committed to taking steps to regulate real estate development, promote the healthy development of the real estate industry in China, and strengthen the supervision over land for real estate development purposes. For example, in his 2010 annual report to the National People’s Congress, as part of the 12th Five-Year Plan, Chinese Premier Wen Jiabao pledged to curb the rise of housing prices in certain cities to increase the availability of affordable housing. The program targets 36 million units of new housing by 2015 at a cost of nearly $800 million. The full effect of such policies on the real estate industry and our business will depend in large part on the implementation and interpretation of the circulars by governmental agencies, local governments, and banks involved in the real estate industry. We cannot be certain that the PRC government will not issue additional and more stringent regulations or measures or that agencies and banks will not adopt restrictive measures or practices in response to PRC governmental policies and regulations, which could negatively affect the main industries we serve in the PRC, and thereby harm our sales.

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

Approximately 93.2% of our revenue in each of the last three fiscal years was derived from the PRC market and we anticipate that the PRC market will continue to be the major source of revenue for the foreseeable future. Accordingly, any significant slowdown in the PRC economy or decline in demand for our products from our customers in the PRC will have an adverse effect on our business and financial performance. Furthermore, as our operations and production facilities are located in the PRC, any unfavorable changes in the social and/or political conditions may also adversely affect our business and operations.

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

If we become directly subject to the recent scrutiny involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, stock price and reputation and could result in a complete loss of your investment in us.

Recently, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S. listed China-based companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations. If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend our company. Such investigations or allegations will be costly and time-consuming and distract our management from our business plan and could result in our reputation being harmed and our stock price could decline as a result of such allegations, regardless of the truthfulness of the allegations.

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

Our shares are not actively traded and the price of our shares is volatile, and this volatility may continue. For instance, since the completion of the business combination through March 26, 2012, the closing price of our shares ranged between $9.95 and $2.52. Although our shares began trading on the NASDAQ Capital Market on November 3, 2010 under the symbol “CCCL,” and began trading on the NASDAQ Global Market on January 18, 2011, we cannot assure you that such listing will improve volume, reduce volatility and stabilize our share price.

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

If the NASDAQ Global Market delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we could face significant material adverse consequences including:

•	limited availability of market quotations for our securities;

•	reduced liquidity with respect to our securities;

•	a determination that our shares are “penny stocks,” which will require brokers trading in our shares to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our shares;

•	limited amount of news and analyst coverage for our company; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

There is a risk that China Ceramics could be treated as a U.S. domestic corporation for U.S. federal income tax purposes after the Redomestication and the Business Combination, which, among other things, could result in significantly greater U.S. federal income tax liability to China Ceramics.

Section 7874(b) of the Internal Revenue Code of 1986, as amended (the “Code”) generally provides that a corporation organized outside the United States that acquires, directly or indirectly, pursuant to a plan or series of related transactions substantially all of the assets of a corporation organized in the United States will be treated as a domestic corporation for U.S. federal income tax purposes if shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% (of either the voting power or the value) of the stock of the acquiring corporation after the acquisition. Under temporary regulations promulgated under Section 7874, a warrant holder of either the acquired corporation or the acquiring corporation generally is treated for this purpose as owning stock of the acquired corporation or the acquiring corporation, as the case may be, with a value equal to the excess of the value of the shares underlying the warrant over the exercise price of the warrant. If Section 7874(b) were to apply to the Redomestication, then, among other things, China Ceramics, as the surviving entity, would be subject to U.S. federal income tax on its worldwide taxable income following the Redomestication and the Business Combination as if China Ceramics were a domestic corporation.

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

In general, China Ceramics will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income (including its pro forma share of the gross income of its 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (including its pro forma share of the assets of its 25% or more-owned corporate subsidiaries) produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If China Ceramics is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section entitled “Taxation—United States Federal Income Taxation—General”) of its securities, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of securities of China Ceramics or the receipt of certain excess distributions from China Ceramics and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of China Ceramics and its subsidiaries during its 2011 taxable year, China Ceramics does not believe that it was treated as a PFIC for such year. However, because China Ceramics has not performed a definitive analysis as to its PFIC status for its 2011 taxable year, there can be no assurance in respect to its PFIC status in such year. There also can be no assurance with respect to China Ceramics’ status as a PFIC for its current (2012) taxable year or any future taxable year. U.S. Holders of securities of China Ceramics are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section entitled “Taxation—United States Federal Income Taxation—U.S. Holders—Passive Foreign Investment Company Rules.”

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

For a further discussion of these issues, see the section herein captioned “Taxation—PRC Taxation.”

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

The value of our shares will be indirectly affected by the foreign exchange rate between U.S. dollars and the Renminbi and between those currencies and other currencies in which our revenue may be denominated. Because all of our earnings and cash assets are denominated in Renminbi, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of these proceeds, as well as our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue after this offering that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

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

Our corporate affairs will be governed by our memorandum and articles of association, the BVI Business Companies Act, 2004 (as amended), or the BVI Act, and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

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

Under the laws of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company memorandum and articles of association as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him.

There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the British Virgin Islands for business companies is limited.

The market price for our shares and warrants may be volatile.

The market price for our shares and warrants is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of companies specializing in the ceramics business in China;

•	announcements by us and our affiliates or our competitors of new products, acquisitions, strategic relationships, joint ventures or capital commitments;

•	addition or departure of our senior management and key personnel; and

•	fluctuations of exchange rates between the RMB and the U.S. dollar.

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

Our other PRC-based operating subsidiary, Hengdali, was established on June 27, 2008 under the laws of the PRC. All of the equity interests in Hengdali are 100% owned by Hengda as of December 31, 2011.

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

Currently, Hengdali has three production lines in operation (phase I of our expansion plan for Hengdali), and we anticipate completing phase II by the end of the second quarter of 2012 which will provide an additional 20 million square meters of annual production capacity of ceramic tiles. It is expected that phase III of Hengdali will provide an additional 14 million square meters of annual production capacity of ceramic tiles in 2013. In 2011, we had approximately RMB 220.0 million ($34.1 million) of capital expenditures which related to phase II of the Hengdali facility and RMB 66.3 million ($10.5 million) which related to phase III of the Hengdali facility. We expect that capital expenditures for 2012 will be RMB 243.9 million ($38 million), which will mostly be attributable to phase III of the Hengdali facility. Once completed, the Hengdali facility is expected to have an annual production capacity of approximately 30 million square meters by the end of the second quarter of 2012 and an annual production capacity of 44 million square meters in 2013.

We also enhanced our Hengda facility in 2011 to replace manufacturing production line equipment. Our capital expenditures for the Hengda facility enhancement were RMB 155.3 million ($23.9 million) in 2011. The Hengda facility currently has an annual production capacity of 42.0 million square meters of ceramic tiles. We do not expect to add any additional production capacity to our Hengda facility in 2012 and expect capital expenditures relating to the Hengda facility to be minimal.

Combining the two facilities, our total annual production capacity was 52.0 million square meters of ceramic tiles as of December 31, 2011 and is expected to be 72.0 million square meters of ceramic tiles by the end of the second quarter of 2012.

The following chart reflects our organizational structure as of December 31, 2011:

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

The Business Combination

Pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, on November 20, 2009, CHAC merged with and into China Ceramics, its wholly owned British Virgin Islands subsidiary, and, immediately thereafter, and as part of the same integrated transaction, China Ceramics acquired all of the issued and outstanding shares of Success Winner held by its former shareholder in exchange for $10.00 and 5,743,320 shares of China Ceramics shares. In addition, 8,185,763 shares of the China Ceramics shares were placed in escrow (the “Contingent Shares”) to be released to the seller in the event certain earnings and stock price thresholds are achieved. Of the Contingent Shares, up to 5,185,763 Contingent Shares will be released based on achieving growth in either net earnings before tax or net earnings after tax, depending on the year, following the completion of an audit in accordance with IFRS. Additionally, 3,000,000 Contingent Shares will be released if China Ceramics shares close at or above certain share price targets for any twenty trading days within a thirty trading day period prior to April 30, 2012 (2,000,000 shares to be released if a $20 per share price target is reached and an additional 1,000,000 shares to be released if a $25 per share price target is reached). On May 26, 2010 and April 11, 2011, pursuant to the terms of the merger and stock purchase agreement, we issued 1,214,127 shares and 1,794,800 shares, respectively, to Mr. Wong Kung Tok. Upon the filing of this Annual Report, we expect to issue 2,176,836 shares to Mr. Wong. After giving effect to the 2,176,836 shares issued to Mr. Wong, we will have 20,430,838 issued and outstanding shares and 2,774,300 issued and outstanding warrants.

Concurrent with the Business Combination, we redeemed and purchased an aggregate of 11,193,149 of our shares from our public stockholders for an aggregate purchase price of approximately $109.6 million (in transactions intended to assure the successful completion of the Business Combination). Such shares were voted in favor of the Business Combination and the other related proposals.

China Ceramics’ registered office is c/o Harneys Corporate Services Limited of Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

B.	Business Overview

History and Current Business

Overview

We are a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles, sold under the “HD” or “Hengda,” “HDL” or “Hengdeli”, “Pottery Capital of Tang Dynasty”, “TOERTO” and  ”WULIQIAO” brands are available in over two thousand styles, colors and size combinations. Currently, we have six principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, (v) ultra-thin tiles and (vi) polished glazed tiles. Porcelain tiles are our best-selling products, accounting for over 68.4% of our total revenue in 2011. The market for our products has been growing rapidly, due to the increasing demand for construction materials in the PRC attributable to population growth, population urbanization and an increasing standard of living.

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

Our manufacturing facilities operated as Jinjiang Hengda Ceramics Co., Ltd. are located in Jinjiang, Fujian Province, and our manufacturing facilities operated as Jiangxi Hengdali Ceramic Materials Co., Ltd. are located in Gaoan, Jiangxi Province. Combined, these facilities currently provide an aggregate annual production capacity of approximately 52 million square meters. We anticipate expanding to approximately 72 million square meters by the end of the second quarter of 2012 through improvements and new production line construction at these facilities. We currently have twelve production lines, with each production line optimized to manufacture specific size ranges to maximize efficiency and output.

We primarily sell our products through an exclusive distributor network or directly to property developers. We have long-term relationships with our customers; our top ten customers in 2011 have been purchasing from us for over ten years.We have been in discussions with some large property developers in China to be their exclusive or primary provider of ceramic tiles and, although no arrangements or agreements have been entered into, we expect to enter into arrangements of that type in the forseeable future.

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

In 2011, according to China Daily, China’s gross domestic product (GDP) totaled approximately $7.3 trillion, making it the world’s second largest economy, second only to the United States. Construction and real estate development continues to be a key driver behind China’s GDP growth with property investment and related industries constituting a significant percentage of its GDP. Demand for ceramic tile product depends upon and directly correlates to activity in the construction and real estate development industries. The ceramic tile industry’s two primary markets in the PRC are residential construction applications and commercial construction applications.

The PRC ceramic tile industry (both interior and exterior) manufactured keep growing every year. We believe that domestic demand in the PRC accounts for the majority of total demand for ceramic tiles produced in the PRC. China is also the world’s largest exporter of ceramic tiles.

We believe that global demand for ceramic tile products will grow and will be driven mostly by continued favorable economic trends and policies in China and the gradual recovery of the global economy. According to China Research and Intelligence Co., Ltd., the size of the construction materials market in China is forecasted to grow from approximately $180 billion in 2006 to $324 billion by 2013, a 7-year compounded annual growth rate of 8.7%.

Key Factors Affecting the Chinese Ceramic Tile Industry

The overall performance of the ceramic tile industry is influenced by consumer confidence, spending for durable goods, interest rates, turnover in housing, the condition of the residential and commercial construction industries and the overall strength of the economy and the recent restriction policy on the purchase of property. Demand for our ceramic tile products in the PRC heavily depends on the following economic factors and government policies designed to drive growth in the construction and real estate development sectors of the PRC economy.

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

Importance of distributors

The majority of the exterior ceramic tile manufacturers do not have sufficient resources to provide their own sales coverage nationwide and rely heavily on local distributors with roughly 73% of total sales pushed through such channels. As competition has intensified, many manufacturers have started to bid directly to real-estate developers for large construction projects. Direct sales represented 12% of the total from 2010 to 2011 and market participants expect this share will continue to increase, placing a premium on a manufacturer’s internal sales force while requiring product lines with greater flexibility to meet direct customer demands.

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

Interior ceramic tiles

Interior ceramic tiles are mainly used for decorative purposes on walls and floors in kitchens and bathrooms. Interior ceramic tiles are differentiated by design, style and perceived quality. Within China, interior ceramic tiles are typically purchased by residential owners or renovation contractors rather than property developers.

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

China Ceramics’ Products

We sell 100% exterior wall ceramic tiles.  We produce six types of ceramic tiles:

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

Polished glazed tiles: Ceramic tiles can be manufactured in differing sizes according to customer specifications, with the largest sized tiles measuring 600 mm by 600 mm. We can produce over 2,000 different combinations of products, colors, textures and sizes to meet the various demands of our customers.

Our Competitive Strengths

We believe the following competitive strengths will enable us to take advantage of the rapid growth of the ceramic tile industry in China:

Brand Recognition

We believe that the “Hengda,” “HD,” “Hengdeli,” “HDL,”, “Pottery Capital of Tang Dynasty”, “TOERTO” and “WULIQIAO” brands are well recognized and highly regarded in markets where our products are sold. Before 13 April, 2011, WULIQIAO was a trademark owned by Fujian Province Jinjiang City Hengda Construction Materials Co., Ltd.. Hengda signed a Trademark Licensing Contract with Fujian Province Jinjiang City Hengda Construction Materials Co., Ltd. and was licensed the exclusive right to use WULIQIAO during the terms of that trademark, which expires on January 27, 2020. Since 13 April, 2011, WULIQIAO has been transferred to Hengdali. In 2005, the brands “Hengda” and “HD” were each certified as a Fujian Well-Known Trademark by the Fujian Well-Known Trademark Award Commission and recognized as a “Chinese Well-known Trademark” in 2005 by the Intermediate People’s Court of Xiangtan City. In 2010, we were recognized with the “Asia’s 500 Most Influential Brands 2010” award from the World Brand Laboratory. Our products are selected for inclusion in strategic and high-profile projects such as the 16th Asian Games, the 11th National Chinese Games Village and the Chinese Academy of Sciences.

Focus on Tier II and Tier III Cities

Because of recent efforts by the PRC government to tighten monetary policy and constrain real estate prices in the “Tier-I” cities such as Beijing, Shanghai, Shenzhen, and Guangzhou, we believe the outlook for our business has improved, given our concentration in Tier-II and Tier-III cities. Approximately 10.91% of our revenue in the year ended December 31, 2011 was from sales of our products for use in projects in Tier-1 cities, and we expect any weakness in the Tier-1 cities to be offset by continued demand growth in the Tier-2 and Tier-3 cities, driven by urbanization trends as well as by the PRC government’s commitment to low-income housing.

Long-Term Sales Relationships

We have established an extensive distributor network and long term customer relationships, where Hengda’s top ten customers in 2011 have been purchasing from the company for over 10 years each.

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

Focus on Research and Development

We have devoted substantial resources to establishing research and development capabilities in an effort to improve our products and diversify our product mix. Our R&D team has also focused on environmentally friendly products like the ultra-thin tile, which in addition to using fewer raw materials can reduce load-bearing stress and can provide enhanced insulating capabilities, and developed over 2000 types of different product combinations. As of the date of this Annual Report, we own four utility model patents. We also exclusively license from our chief executive officer, Huang Jia Dong 11 design patents for no consideration. “Utility model patents” means any new technical solution relating to the shape, the structure, or their combination, of a product, which is fit for practical use. In addition, we were awarded a “High-tech Enterprise Certificate” in 2007 from Fujian Provincial Department of Science and Technology, affirming our innovations in the industry. As of December 31, 2011, our research and development team includes 86 employees and focuses on new products as well as developing energy and resource efficient production methods.

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

Our Growth Strategy

We intend to further strengthen our position as a leading manufacturer of ceramic tiles in China by implementing the following strategies:

Expanding Production Capacity

In January 2010, we acquired Hengdali, a new facility in Gaoan, Jiangxi Province, which has three operating production lines with current annual production capacity of 10 million square meters. Our expansion of the Hengdali facility is to be conducted over three phases. Phase I was completed in 2009 and was put into production in early 2010, bringing annual production capacity after completion of phase I to 10 million square meters. We expect the annual production capacity to increase by an additional 20 million square meters after the completion of phase II. We anticipate completing phase III in 2013, and expect the annual production capacity to increase by an additional 14 million square meters with the completion of phase III. We expect the total annual production capacity of the Hengdali facility to provide 44 million square meters of ceramic tiles in 2013. In 2011, our capital expenditures for phase II were RMB 220.0 million ($34.1 million) and were RMB 66.3 million ($10.5 million) for phase III. We expect that our capital expenditures for 2012 will be approximately RMB 243.9 million ($38 million), which will mostly be attributed to phase III of the Hengdali facility.

The Hengda facility currently has as annual production capacity of 42.0 million square meters of ceramic tiles and it is expected that no additional production capacity will be added to this facility in 2012. The capital expenditures associated with Hengda is expected to be minimal in 2012..

Combining the two facilities, we expect to have annual production capacity of 72 million square meters by the end of the second quarter of 2012 (an increase of 34 million square meters since 2009). In addition to a more efficient manufacturing process at both facilities, labor and raw materials costs are also expected to be lower following the capital investments due to the advanced equipment and manufacturing technologies that are being implemented.

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

Developing Advanced Products That Meet Evolving Building Construction Requirements

We strive to develop new products that address market demand for advanced building materials that meet or exceed evolving government policies for energy efficiency. Our research and development efforts are focused on developing tiles which:

•	Reduce raw materials and energy consumption in the production process;

•	Have a density less than half of other tiles;

•	Reduce load bearing stress on exterior walls of buildings and tile shedding;

•	Recycle our by-products and limit waste output in our production process;

•	Utilize a honeycomb structure which optimizes insulation performance for new products, such as our light-weight product lines;

•	Have higher standards for water resistance; and

•	Are easier to attach to exterior walls.

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

Quality Control & Assurance

The quality of our products is critical to our continued growth and success. In July 2002, our Hengda facility received ISO 9001:2000 accreditation, an international certification certificate, acknowledging our quality control process. Quality control procedures begin at the receipt of raw materials and continue throughout the manufacturing process ending with a final quality check prior to packaging. Our employees are required to undergo internal training regarding our quality control policies, targets and procedures, as well as production and processing techniques. As of December 31, 2011, our quality assurance team consisted of 95 members.

Notable Awards & Certificates

We have received numerous awards and certificates for our branding, product quality and R&D achievements. Select awards include:

Year Initially Received	Award & Certificate Name	Issuer
2002	ISO 9001:2000 Quality Management System Certificate	China Certification Center for Quality Mark

2005	ISO 14001:2004 Environmental Management Standards Certificate	Fujian Branch of Beijing World Standards Certification Centre

2005	Fujian Well-known Trademark	Fujian Well-known Trademark Award Commission

2005	Chinese Well-known Trademark	Intermediate People’s Court of Xiangtan City

2006	Inspection Exempted Products Certificate	National Bureau of Quality and Technical Supervision

2007	High-tech Enterprise Certificate	Fujian Provincial Department of Science and Technology

2008	Energy Conservation Advanced Enterprise	Jinjiang City Government

2009	Fujian 100 Important Industrial Enterprise	Fujian Economic and Trading Commission

2010	Asia’s 500 Most Influential Brands 2010	World Brand Laboratory

2010	Fujian’s Top 300 Enterprises	Fujian Enterprise Evaluation Center and Fujian Enterprise Evaluation Association
2011	China’s 500 Most Valuable Brands	World Brand Laboratory

2011	Top 100 Fastest Growing Enterprises for China Building Material	China Building Materials Enterprise Management Association
2011	Top 500 Enterprise in China Building Material	China Building Materials Enterprise Management Association
2011	Customer Preferred Top 10 Brand	China International Nameplate Development Association

Customers, Sales & Marketing

We primarily sell our products through an exclusive distributor network or directly to property developers. Distributors are located in major cities such as Shanghai, Beijing, and Shenyang and second and third tier cities such as Chengdu, Haikou, Hefei, Tianjin, Wuhan and other rural areas in the PRC. We have long-term relationships with many of our customers; our top ten customers in 2011 have been purchasing from us for over ten years. We pay commissions to our distributors on the cash collected for us. The general commissions are calculated at a progressive rate of sales, with the average commission rate for 2011 being approximately 4.7%.

The following table sets forth revenues by geographic market and the related percentage for the years ended 2009, 2010, and 2011:

	2009		2010		2011
Geographic Market	RMB’000	Percentage	RMB’000	Percentage	RMB’000	Percentage
PRC	782,549	93.6%	994,843	93.1%	1,383,619	92.8%
Japan	6,224	0.7%	9,088	0.9%	13,423	0.9%
Burma	5,346	0.6%	7,850	0.7%	11,176	0.7%
India	5,251	0.6%	7,253	0.7%	10,751	0.7%
Korea	5,277	0.6%	6,670	0.6%	10,280	0.7%
Thailand	4,889	0.6%	6,501	0.6%	10,041	0.7%
Hong Kong	4,330	0.5%	6,346	0.6%	9,917	0.7%
Spain	3,538	0.4%	5,093	0.5%	7,029	0.5%
Turkey	3,793	0.5%	5,086	0.5%	7,037	0.5%
South Africa	3,362	0.4%	4,843	0.5%	6,862	0.5%
Sierra Leone	2,596	0.3%	3,759	0.4%	5,008	0.3%
Ghana	2,947	0.4%	3,707	0.3%	4,876	0.3%
Russia	2,660	0.3%	2,934	0.3%	4,198	0.3%
Morocco	1,410	0.2%	2,536	0.2%	4,099	0.3%
Great Britain	1,575	0.2%	2,042	0.2%	3,258	0.2%
Total	835,747	100%	1,068,551	100%	1,491,574	100%

Our major customers that accounted for 2.6% or more of our total revenue for the last three years are: Foshan City Jundian Ceramics Co., Ltd., Xiamen Tongying Trading Co., Ltd., Liaoning Yatong Logistics Co. Ltd., Beijing Zhihe Construction Industry Trading Co., Ltd., and Liuzhou City Shengquanda Trading Co., Ltd. None of these customers individually accounted for more than 10% of our total revenue for the year ended December 31, 2011.

The following table sets forth revenue for our major customers and the related percentage of our total revenue for the years ended 2009, 2010, and 2011.⑴

	2009		2010		2011
Customer Name	RMB’000	Percentage	RMB’000	Percentage	RMB’000	Percentage
Foshan City Jundian Ceramics Co., Ltd.	50,718	5.76%	45,103	4.01%	49,063	3.14%
Xiamen Tongying Trading Co., Ltd.	43,890	4.99%	44,548	3.96%	46,379	2.96%
Liaoning Yatong Logistics Co. Ltd.	41,304	4.69%	37,563	3.34%	44,529	2.85%
Beijing Zhihe Construction Industry Trading Co., Ltd.	35,805	4.07%	38,111	3.39%	43,405	2.77%
Liuzhou City Shengquanda Trading Co., Ltd.	27,119	3.08%	33,487	2.98%	40,642	2.60%
Jiangxi Zhongshi Industry Co., Ltd.	20,511	2.33%	30,374	2.70%	40,412	2.58%
Jingdezhen Nanxing Materials Co., Ltd.	19,437	2.21%	27,434	2.44%	38,744	2.48%
Chaozhou Chenqiao Jianxing Construction Materials Co., Ltd.	30,112	3.42%	31,250	2.78%	38,348	2.45%
Chengdu City Dehui Construction Materials Co., Ltd.	48,200	5.48%	37,372	3.32%	36,985	2.36%
Jinzhou Honghan Real Estate Development Co., Ltd.	15,717	1.79%	24,635	2.19%	36,247	2.32%

(1)The revenue generated was gross revenue, excluding rebate and discount.

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

In the future, we intend to participate in international trade fairs and seminars from time to time to promote our brand and products, and to establish a network with industry professionals outside the PRC. To augment our plan to expand our markets internationally, our products will also be advertised on and available to purchase on the Internet. As of December 31, 2011, our Sales and Marketing Department had 86 employees.

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

As of December 31, 2011, our backlog was RMB 372.6 million ($59.2 million) which represents approximately the next three months of revenue at the time, compared to a backlog of approximately RMB 307.9 million ($46.8 million) on December 31, 2010, a year over year increase of 21.0%. In the opinion of our management, the amount of backlog is indicative of trends in our business.

Major Suppliers & Raw Materials

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

Our major suppliers that accounted for more than 3.0% of our total purchases in fiscal years 2009, 2010 and 2011 are: Foshan City Nanhai Zhongtai Glaze Production Plant, Foshan City Sanshui Golden Eagle Inorganic Materials Co., Ltd., Foshan City Henglixin Diamond Products Co., Ltd., Jiangxi Tungsten Industry Group Co., Ltd., Fujian Province Dehua County Shangdi Guoshan Ceramic Mine, Jiangxi Province Jing’an Yuntong Cargo Services Co., Ltd. and Jinjiang City Xinglida Paper Products Co., Ltd.. No major supplier individually accounted for more than 15% of our total raw material purchases in 2011. Our business or profitability is not materially dependent on any industrial, commercial or financial contract with any of our suppliers.

The following chart lists our major suppliers and the % of total purchases in fiscal years 2009, 2010, and 2011:

		2009		2010		2011
Supplier Name	Type	RMB’000	Percentage	RMB’000	Percentage	RMB’000	Percentage
Fengxin Huafeng Ceramic Co., Ltd.	Clay	-	-	-	-	55,885	5.47
Foshan City Nanhai Zhongtai Glaze Production Plant	Color	22,062	5.36	32,418	4.63	48,969	4.79
Fujian Nanping Minning Mining Exploitation Co., Ltd.	Clay	26,608	6.47	13,083	1.92	47,625	4.66
Foshan City Sanshui Golden Eagle Inorganic Materials Co., Ltd.	Color	18,727	4.55	27,229	3.89	43,611	4.27
Foshan City Henglixin Diamond Products Co., Ltd.	Clay	13,610	3.27	27,194	3.89	43,061	4.21
Jiangxi Tungsten Industry Group Co., Ltd.	Clay	12,296	3.03	85,198	12.18	43,029	4.21
Yongchun Junjie Mining Co., Ltd.	Coal	-	-	-	-	42,424	4.15
Fujian Province Dehua County Shangdi Guoshan Ceramic Mine	Clay	25,215	6.13	24,785	3.54	40,191	3.93
Jiangxi Province Jing’an Yuntong Cargo Services Co., Ltd.	Coal	18,001	4.37	58,140	8.31	39,951	3.91
Jinjiang City Xinglida Paper Products Co., Ltd.	Packaging	19,896	4.84	33,714	4.82	38,043	3.72

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

We focus our research and development efforts on the following:

•	Expanding and improving production capacity;

•	Improving and developing new production and processing techniques;

•	Improving the use and selection of raw materials to lower costs; and

•	Developing new products and designs to address changing market demands.

Our research and development efforts resulted in the recent launch of the polished glazed tiles. Our research and development expenses were approximately RMB 14.3 million ($2.1 million), RMB 16.4 million ($2.5 million) and RMB 18.2 ($2.9 million) for fiscal years 2009, 2010, and 2011. From time to time, we may enter into collaboration with other research institutes to develop new products or improve our production process. As of December 31, 2011, our R&D department had 86 employees.

Competition

We face intense competition from our existing competitors and new market entrants. Our primary competitors are usually privately owned companies that are located mainly in the PRC. Our principal competitors are Guangdong White Rabbit Ceramics, Foshan Shiwan Yulong Ceramics Co., Ltd Jinjiang Haoyuan Ceramics, Co., Ltd, Jinjiang Wanli Ceramics Co., Ltd, Jinjiang Tengda Ceramics Co., Ltd and Jinjiang Haoshan Construction Materials Co., Ltd. We compete primarily based on product quality, brand recognition, and an extensive distributor network.

Intellectual Property

We protect our intellectual property primarily through a mix of patent and trademark registrations.

Registered Trademarks

Our brand name distinguishes our products and promotes consumer awareness of our products.

We have registered the following trademarks in the PRC:

Trademark	Class/Products	Validity Term	Registration No.

	19/ Red floor tile and ceramic tile	From December 14, 2003 to December 13, 2013	669884

	19/ Tile, ceramic tile and wave pattern tile	From February 21, 2002 to February 20, 2012 (The application for the registration renewal is under way)	1716827

	19/ Tile; non-metallic tile; ceramic tile; non-metallic wall tile for constructional use; wave pattern tile; glass mosaic; non-metallic floor tile	From March 28, 2009 to March 27, 2019	4971248

	19/ Tile; ceramic tile; wave pattern tile; non-metallic tile for constructional use; marble; manual stone; terrazzo; glass mosaic	From September 14, 2006 to September 13, 2016	3893819

	19/ Tile; non-metallic tile; ceramic tile; glass mosaic; non-metallic tile for constructional use; non-metallic construction material; marble; granite; manual stone.	From October 21, 2010 to October 20, 2020	7543650

	19/ Tile; non-metallic tile; non-metallic tile for constructional use; non-metallic wall tile for constructional use; non-metallic floor tile; non-metallic ground tile; glass mosaic; plaster; cement; concrete building unit.	From May 14, 2011 to May 13, 2021	8289754

19/ Tile; non-metallic tile; non-metallic tile for constructional use; non-metallic wall tile for constructional use; non-metallic floor tile; non-metallic ground tile; glass mosaic; plaster; cement; concrete building unit.	From May 14, 2011 to May 13, 2021	8289921

19/ Tile, ceramic tile, asbestos cement tile, glass mosaic, non-metallic tile, non-metallic tile for constructional use, fireclay, firebrick, tile, ceramic kiln furniture.	From April 13, 2011 to January 27, 2020	1357830

Before April 13, 2011, WULIQIAO was a trademark owned by Fujian Province Jinjiang City Hengda Construction Materials Co., Ltd. for Class 19 (Products: tile, ceramic tile, asbestos cement tile, glass mosaic, non-metallic tile, non-metallic tile for constructional use, fireclay, firebrick, tile, ceramic kiln furniture). Hengda signed a Trademark Licensing Contract with Fujian Province Jinjiang City Hengda Construction Materials Co., Ltd. and was licensed the exclusive right to use WULIQIAO during the terms of that trademark, which expires on January 27, 2020. Since April 13, 2011, WULIQIAO has been transferred to Hengdali, according to Certificate of Approved Transference of Trademark issued on April 13, 2011 by Trademark Office of the State Administration for Industry & Commerce of the P.R. China.

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

Except as disclosed above, as of December 31, 2011, our business or profitability is not materially dependent on any other trademarks, copyrights, registered designs, patents, grant of licenses from third parties, new manufacturing processes or other intellectual property rights.

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

Insurance

We have not purchased insurance coverage for product liability or third party liability and are therefore not covered or compensated by insurance in respect of losses, damages, claims and liabilities arising from or in connection with product liability or third party liability. In addition, we currently do not maintain business interruption insurance. As a result, our business and prospects could be adversely affected in the event of such problems in our operations and may suffer losses that could have a material adverse effect on our business, financial condition, results of operations, or cash flows.

C.	Organizational Structure

The following chart illustrates China Ceramics’ organizational structure as of December 31, 2011:

Corporate Structure and Background

Our principal PRC-based operating subsidiary, Hengda, was established on September 30, 1993 under the laws of PRC. All of the equity interests in Hengda are 100% owned by Stand Best as of December 31, 2010. Hengda is a wholly foreign-owned enterprise in China.

Our other PRC-based operating subsidiary, Hengdali, was established on June 27, 2008 under the laws of PRC. All of the equity interests in Hengdali are 100% owned by Hengda as of December 31, 2011.

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

Together with three other companies, we collectively own six buildings comprised of one office building and five workshops in Jinjiang, Fujian Province. We recorded the related fixed assets in proportion to the amount we paid for our part of the buildings, which represents our interests in the buildings. As co-owners of these six buildings under the relevant Building Ownership Certificate, all co-owners have collective rights and obligations to the jointly-owned property under PRC law, and typically the disposal of such jointly owned property by one owner without the consent of all other owners is prohibited.

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

We currently lease 18 properties in Jinjiang, Fujian Province in the PRC for various uses including warehouses, office space, workshops, staff quarters and stock yards. The lease terms range from three to five years.

As of December 31, 2011 our Hengda production facility in Jinjiang City, Fujian Province in the PRC, had a total gross floor area of approximately 140,000 square meters and employed 1,722 production personnel and our Hengdali production facility in Gaoan, Jiangxi Province in the PRC, has a total gross floor area of approximately 244,324 square meters and employed 502 production personnel. The Hengda facility consists of nine production lines with an annual production capacity of 42 million square meters. The Hengdali facility consists of three production lines with an annual production capacity of 10 million square meters of ceramic tiles currently. Historically, we have not experienced any form of disruption in our production facility. We are operating at approximately 96.15% of our full capacity and approximately 7.75% of our sales volume was outsourced to other manufacturers for the year ended December 31, 2011.

Currently, Hengdali has three production lines in operation (phase I of our expansion plan for Hengdali), and after completing phase II which will provide an additional 20 million square meters of annual production capacity, and phase III in 2012 which will provide an additional 14 million square meters of capacity. The capital expenditures in connection with the additional Hengdali production lines were RMB 220.0 million ($34.1 million) and RMB 66.3 million (US$ 10.5 million) related to Phase III of the Hengdali facility in 2011 and are expected to be approximately an additional RMB 243.9 million ($38 million) in 2012. Once completed, the Hengdali facility is expected to have an annual production capacity of approximately 44 million square meters of ceramic tiles in 2013.

We also enhanced our Hengda facility in 2011 to replace manufacturing production line equipment. Our capital expenditures for the Hengda facility enhancement were RMB 155.3 million ($23.9 million) in 2011. The Hengda facility currently has an annual production capacity of 42.0 million square meters of ceramic tiles. We do not expect to add any additional production capacity to our Hengda facility in 2012 and expect capital expenditures relating to the Hengda facility to be minimal.

Combining the two facilities, our total annual production capacity was 52.0 million square meters of ceramic tiles as of December 31, 2011 and is expected to be 72.0 million square meters of ceramic tiles by the end of the second quarter of 2012.

We believe that our current property rights are sufficient for our current operations. However, to continue growth, we believe we need to expand our production capacity at our new Hengdali facility in Gaoan, Jiangxi Province and at our existing Hengda facility in Jinjiang, Fujian province.

ITEM 4A UNRESOLVED STAFF COMMENTS

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

China Ceramics, through our operating subsidiaries, is a leading PRC-based manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles, sold under the “HD” or “Hengda”, “HDL” or “Hengdeli”, “TOERTO” and “WULIQIAO” brands are available in over two thousand styles, colors and size combinations. Currently, we have six principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, (v) ultra-thin tiles and (vi) polished glazed tiles. Porcelain tiles are our best-selling products, accounting for over 68.4% of our total revenue in 2011. The market for our products has been growing rapidly, due to the increasing demand for construction materials in the PRC attributable to population growth, population urbanization and an increasing standard of living.

We currently have an aggregate annual production capacity of approximately 52 million square meters, and manufacture our six principal product categories using twelve production lines. Each production line is optimized to manufacture specific size ranges to maximize efficiency and output.

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of and for the years ended December 31, 2009, 2010, and 2011 and has been prepared based on the consolidated financial statements of China Ceramics Co., Ltd. and its subsidiaries. The consolidated financial statements of China Ceramics Co., Ltd. and its subsidiaries have been prepared in accordance with IFRS which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards and Interpretations issued by the International Accounting Standards Board, or “IASB.” The consolidated financial statements have been prepared on the historical cost basis.

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

Results of Operations

The following table sets forth our financial results for the years ended December 31, 2009, 2010 and 2011.

	Year Ended December 31,
RMB(‘000)	2009	2010	2011
Revenue	835,747	1,068,551	1,491,574
Cost of sales	(582,530)	(729,576)	(1,024,336)
Gross profit	253,217	338,975	467,238
Other income	3,735	3,966	5,422
Other expenses	-	-	(3,178)
Selling and distribution expenses	(6,912)	(7,176)	(11,832)
Administrative expenses	(10,088)	(25,524)	(46,079)
Merger costs	(26,429)	-	-
Finance costs	(1,375)	(6,170)	(11,067)
Profit before taxation	212,148	304,071	400,504
Income tax expense	(59,287)	(78,597)	(106,065)
Profit attributable to shareholders	152,861	225,474	294,439

Description of Selected Income Statement Items

Revenue.  We generate revenue from the sales of ceramic tiles, including porcelain tiles, glazed porcelain tiles, glazed tiles, rustic tiles ultra-thin tiles and polished glazed tiles, net of rebates and discounts. For the past three fiscal years, the second and third calendar quarters have been the peak season of the property developing industry, and, therefore, our quarterly sales are usually highest from May to September compared to the rest of the year. In addition, we have observed lower sales between the months of January to March. This is because property developing activities are low due to the effects of cold weather and the PRC Spring Festival.

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

Clay is a key material for making ceramic tiles, and accounted for approximately 27.5% of our cost of sales in 2011. The average price of clay increased 10.3% from approximately RMB185.5 ($28.1) per ton in the year ended December 31, 2010 to approximately RMB204.6 ($32.5) per ton in the year ended December 31, 2011. Fujian and Jiangxi Provinces, where our production facilities are located, are the largest clay production areas in China and clay supply is stable and sufficient for our production and planned production.

Coal is another key material for making ceramic tiles on the natural gas conversion for the firing process. Coal accounted for approximately 20.9% of our cost of sales in the year ended December 31, 2011. We have long-term relationships with our coal suppliers. Prices of coal have experienced fluctuations in the past few years. The average price for coal was approximately RMB RMB 980.4 ($148.6) per ton in the year ended December 31, 2010, compared to approximately RMB 1,127.3 ($179.1) per ton in the year ended December 31, 2011.

Other income and other expenses.  Other income consists of sales of waste parts such as the exhausted metals, gears and transportation belts from equipment and moldings and foreign exchange gain/loss.

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

Income taxes.  Income taxes for the years ended December 31, 2011 and 2010 were RMB 106.1 million ($16.5 million) and RMB 78.6 million ($11.7 million), respectively. The increase in PRC taxes paid was primarily due to the increase in assessable profits of our subsidiaries in the PRC as a result of business expansion and revenue growth.

According to the Income Tax Law of the PRC for Foreign Investment Enterprises and Foreign Enterprises and as approved by relevant PRC tax authorities, Hengda, a foreign-invested enterprise, was exempt from the PRC corporate income tax for its first two profitable years, which were 2004 and 2005. Thereafter, it was entitled to a 50% reduction in the PRC corporate income tax for the subsequent three years. Pursuant to the PRC Enterprise Income Tax Law and its Implementation Rules effective from January 1, 2008, and the Notice of the State Council on the Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax and its implementation rules, in the fiscal year of 2008, the applicable tax rate for us was 12.5%, and the effective tax rate became 25% from January 1, 2009. The effective tax rate continued to be 25% in 2011.

Results of Operations

Year ended 2011 compared to the year ended 2010

Revenue.  The following table sets forth the breakdown of revenue, by product segment, for fiscal years 2010 and 2011:

	December 31,
Revenue RMB (000)	2010	Percentage	2011	Percentage
Porcelain	795,241	74.4%	1,019,737	68.40%
Glazed Porcelain	53,113	5.00%	66,004	4.40%
Glazed	111,981	10.50%	112,262	7.50%
Rustic	69,759	6.50%	208,832	14.00%
Ultra-thin	38,457	3.60%	57,081	3.80%
Polished Glazed	-	-	27,658	1.90%
Total	1,068,551	100.00%	1,491,574	100.00%

Revenue grew by RMB 423.0 million ($72.2 million), or 39.6%, to RMB 1,491.6 million ($231.4 million) in the year ended December 31, 2011, from RMB 1,068.6 million ($159.2 million) for the year ended December 31, 2010, which is mainly due to the increase of sales volume. The sales volume increased by 11.3 million square meters to approximately 52.2 million square meters for the year ended December 31, 2011 from approximately 40.9 million square meters for the same period in 2010. The growth in volume led to the sales increase by RMB 294.3 million ($50.2 million) in the year ended December 31, 2011 compared with 2010. In addition to the increase of sales volume, the 5% price increase of porcelain tiles since February 2011 also led to the sales increase by RMB 38.8 million ($6.9 million).

Porcelain tiles.  Revenue from porcelain tiles increased 28.2% from RMB 795.2 million ($118.5 million) for the year ended December 31, 2010 to RMB 1,019.7 million ($158.2 million) for the same period in 2011. The increase was primarily due to the high demand for porcelain tiles in China and our increased capacity due to the acquisition of Hengdali. The average selling price increased by 3.8% to RMB 27.1 ($4.2) per square meter for the year ended December 31, 2011 from an average selling price of RMB 26.1 ($3.9) per square meter for the year ended December 31, 2010, the sales volume increased by 7.1 million square meters to approximately 37.6 million square meters for the year ended December 31, 2011 from 30.5 million square meters for the same period in 2010. As a result, the increased volume led to RMB 185.7 million ($32.9 million) of the increase, while increased selling price led to RMB 38.8 million ($6.9 million). The market for our products has been growing rapidly, due to the increasing demand for construction materials in the PRC attributable to population growth, population urbanization and an increasing standard of living in 2011. Porcelain tiles for exterior walls are our most popular product and have the largest market potential of all of our tiles. We expect porcelain tiles to continue to be our key product for the foreseeable future.

Glazed porcelain tiles.  Revenue from glazed porcelain tiles increased 24.3% from approximately RMB 53.1 million ($7.9 million) for the year ended December 31, 2010 to RMB 66.0 million ($10.2 million) for the same period in 2011 mainly due to an increase in sales volume. The sales volume increased by 0.6 million square meters to approximately 2.6 million square meters for the year ended December 31, 2011 from 2.0 million square meters for the same period in 2010. Glazed porcelain tiles are a relatively new product (introduced in 2006) and the demand for this product has been strong. The company has increased the sales effort to promote the product in 2011 due to increase in capacity. The product mix for glazed porcelain tiles were 4.4% for the year ended December 2011 compared to 5% for the year ended December 2010.

Glazed tiles.  Revenue from glazed tiles increased 0.3% from RMB 112.0 million ($16.7 million) for the year ended December 31, 2010 to RMB 112.3 million ($17.4 million) for the same period in 2011 mainly due to the increase in sales volume. Glazed tiles have a lower selling price than our other products.

Rustic tiles. Revenue from rustic tiles increased 198.3% from RMB 70.0 million ($10.4 million) for the year ended December 31, 2010 to RMB 208.8 million ($32.4 million) for the same period in 2011which was mainly due to more sales came from higher priced new rustic series ceramic tiles which had been produced from our new Hengdali facility. The sales of Rustic tiles in Hengdali was RMB 125.6 million ($19.5 million) in 2011, compared to RMB 8.2 million ($1.3 million) in 2010. The product mix increased to 14.0% for the year ended December 31, 2011 from 6.5% for the year ended December 31, 2010. The company has been promoting the rustic tiles since it has been introduced from 2007 and also believes the rustic tile will become a larger portion of our product mix due to its variety of pattern and texture.

Ultra-thin tiles.  Revenue from ultra-thin tiles increased 48.3% from RMB 38.5 million ($5.7 million) for the year ended December 31, 2010 to RMB 57.1 million ($8.9 million) for the same period in 2011 mainly due to the increase in sales volume. The sales volume increased by 0.6 million square meters to approximately 1.7 million square meters for the year ended December 31, 2011 from 1.1 million square meters for the same period in 2010. Ultra-thin tiles are a new product and were commercialized in June 2008. The product mix is 3.8% for the year ended December 31, 2011 compared to 3.6% for the year ended December 31, 2010. As the demand for this type of product is strong, ultra-thin tiles are expected to become a larger portion of our product mix.

Polished glazed tile. Revenue from polished glazed tiles was approximately RMB 27.7 million ($4.3 million) for the year ended December 31 2011. We introduced polished glazed in March 2011 and began selling them in the second quarter of 2011. We believe that this new product represents both a functional and cost-effective replacement for actual marble or stone materials. The polished glazed tiles are large size tile and we believe the new series will have a demand for the fine decoration required housing in future.

Cost of sales.  The following table sets forth the breakdown of cost of sales, by product segment, for December 31, 2010 and 2011:

	December 31,
Cost of sales RMB (‘000)	2010	Percentage	2011	Percentage
Porcelain	525,845	72.07%	687,152	67.08%
Glazed Porcelain	41,324	5.66%	57,132	5.58%
Glazed	97,606	13.38%	105,428	10.29%
Rustic	44,470	6.10%	127,608	12.46%
Ultra-thin	20,331	2.79%	30,830	3.01%
Polished glazed	-	-	16,186	1.58%
Total	729,576	100.00%	1,024,336	100.00%

Cost of sales was RMB 1,024.3 million ($158.9 million) for the year ended December 31, 2011 compared to RMB 729.6 million ($108.7 million) for the same period in 2010, representing an increase of RMB 294.7 million ($50.2 million), or 40.4%. The increase in cost of sales was primarily due to the increased sales volume by 11.3 million square meters and an increase in the price of raw materials related to the growing demand of the company products. For example, the price of clay increased from approximately RMB 185.5 ($28.1) per ton in the year ended December 31, 2010 to approximately RMB 204.6 ($32.5) per ton in the year ended December 31, 2011, and the price of coal increased from approximately RMB 980.4 ($148.6) per ton in the year ended December 31, 2010 to approximately RMB 1,127.3 ($179.1) per ton in the year ended December 31, 2011.

Gross profit.  The following table sets forth the breakdown of our gross profit and gross profit margin, by product segment, for December 31, 2010 and 2011:

	December 31,
	2010		2011
RMB(‘000)	Gross Profit	Profit Margin	Gross Profit	Profit Margin
Porcelain	269,396	33.90%	332,585	32.61%
Glazed Porcelain	11,789	22.20%	8,872	13.44%
Glazed	14,375	12.80%	6,834	6.09%
Rustic	25,289	36.30%	81,224	38.89%
Ultra-thin	18,126	47.10%	26,251	45.99%
Polished glazed	-	-	11,472	41.48%
All products	338,975	31.70%	467,238	31.33%

Our gross profit increased 37.8% from RMB 339.0 million ($50.5 million) for the year ended December 31, 2010 to RMB 467.2 million ($74.5 million) for the same period in 2011. Our gross profit margin decreased 1.3% from 31.7% for the year ended December 31, 2010 to 31.3% for the same period in 2011. The year-over-year decrease in gross profit margin was driven by an increase in material cost and labor cost.

Porcelain tiles.  Gross profit for porcelain tiles increased 23.5% from RMB 269.4 million ($40.1 million) for the year ended December 31, 2010 to RMB 332.6 million ($51.6 million) for the same period in 2011. Our gross profit margin was 32.6% for the year ended December 31, 2011 compared to 33.9% for the same period in 2010. The slight decrease in gross margin was due to the increase in material cost and labor cost. For example, the price of clay increased 10.3% in the year ended December 31, 2011 compared to 2010, and the price of coal increased 15%. Although, Hengda had raised the selling prices by 5% in February 2011.

Glazed porcelain tiles.  Gross profit for glazed porcelain tiles decreased 24.6% from approximately RMB 11.8 million ($1.8 million) for the year ended December 31, 2010 to RMB 8.9 million ($1.4 million) for the same period in 2011. Our gross profit margin was 13.44% for the year ended December 31, 2011 compared to 22.2% for the same period in 2010. The decrease in gross margin was due to the change in the sales mix and increase in costs resulting from the increase in raw material prices. In addition to price increase of clay and coal mentioned above, the price of glaze increased 7% in 2011 compared to 2010.

Glazed tiles.  Gross profit for glazed tiles decreased 52.8% from RMB 14.4 million ($2.1 million) for the year ended December 31, 2010 to RMB 6.8 million ($1.1 million) for the same period in 2011. Our gross profit margin was 6.1% for the year ended December 31, 2011 compared to 12.8% for the same period in 2010. The decrease in gross margin was mostly driven by the change in sales mix and increase in costs resulting from the increase in raw material prices.

Rustic tiles.  Gross profit for rustic tiles increased 220.9% from RMB 25.3 million ($3.8 million) for the year ended December 31, 2010 to RMB 81.2 million ($12.6 million) for the same period in 2011. Our gross profit margin increased 7.2% from 36.3% for the year ended December 31, 2010 to 38.9% for the same period in 2011. The increase in gross margin was due to the higher gross margin of products manufactured and sold by Hengdali. The gross margins of Hengda and Hengdali were 30.0% and 44.3%, respectively, in fiscal year 2011. Rustic tiles were Hengdali’s best-selling product during the year ended December 31, 2011, contributing 31.2% of the total revenue. The higher margin in Hengdali was primarily due to higher selling price, and higher automation of equipment, less maintenance cost and expendable supplies as a new factory.

Ultra-thin tiles.  Gross profit for ultra-thin increased 45.3% from RMB 18.1 million ($2.7 million) for the year ended December 31, 2010 to RMB 26.3 million ($4.1 million) for the year ended December 31, 2011. Ultra-thin tiles were a new product line which began production in June 2008. The year-over-year increase in gross profit was primarily driven by the increase in volume from 1.1 million square meters to 1.7 million square meters for the year ended December 31, 2011 compared with the same period in 2010.

Polished Glazed tiles. Gross profit for polished glazed tiles was RMB 11.4 million ($1.8 million) for the year ended December 31, 2011 and gross margin was 41.5%, higher than 31.3%, the average gross margin of all products. This is because the Polished Glazed tiles are the new product that can replace the stone or marble materials and are more technological to produce with more specific raw material and colors.

Other income and other expenses.  Other income increased 35% from RMB 4.0 million ($0.6 million) for the year ended December 31, 2010 to RMB 5.4 million ($0.8 million) for the same period in 2011. Other expenses was RMB 3.2 million ($0.5 million) for the year ended December 31, 2011. Other income mainly consist of foreign exchange gain/loss, interest income and gains on waste parts sales and disposal of fixed assets. Other expenses represent losses on disposal of fixed assets and business tax for interest income from intercompany loan.

Selling and distribution expenses.  Selling and distribution expenses were RMB 11.8 million ($1.8 million) for the year ended December 31, 2011 compared to RMB 7.2 million ($1.1 million) for the same period in 2010, representing an increase of RMB 4.6 million ($0.7 million) or 63.9%. The year-over-year increase in selling expenses was primarily due to increased travel expenses of RMB 1.6 million ($ 0.3 million) and advertising expenses of RMB 1.7 million ($0.3 million) for promotion of our products.

Administrative expenses.  Administrative expenses were RMB 46.1 million ($7.1 million) for the year ended December 31, 2011, compared to RMB 25.5 million ($3.8 million) for the same period in 2010, representing an increase of RMB 20.6 million ($3.3 million), or 80.8%. The year-over-year increase in administrative expenses was primarily due to the additional expenses of RMB 17.3 million ($2.7 million) of non-cash share-based compensation expenses related to the 2010 Incentive Compensation Plan designed to retain directors and senior management. Furthermore, the year-over-year increase resulted from the increased salary expense of RMB 1.4 million ($0.2 million) and other expenses related to China Ceramics’ status as a public company.

Finance costs.  Finance costs increased 79.0% from RMB 6.2 million ($0.9 million) for the year ended December 31, 2010 to RMB 11.1 million ($1.7 million) for the same period in 2011. The year-over-year increase in finance costs resulted from an increase in bank loans.

Profit before taxation.  Profit before taxation increased 31.7% from RMB 304.1 million ($45.3 million) for the year ended December 31, 2010 to RMB 400.5 million ($62.1 million) for the same period in 2011. The increase of the profit before taxation was mainly due to the higher gross profit, partially offset by higher operating costs.

Income taxes.  We incurred an income tax expense of RMB 106.1 million ($16.5 million) for the year ended December 31, 2011 compared to RMB 78.6 million ($11.7 million) for the same period in 2010, representing an increase of RMB 27.5 million ($4.8 million) or 35.0%, due to higher profit before taxation. Our effective enterprise income tax rate was 25.0% for the years ended December 31, 2011 and 2010.

Profit attributable to shareholders.  Profit attributable to shareholders increased by 30.6% from RMB 225.5 million ($33.6 million) for the year ended December 31, 2010 to the RMB 294.4 million ($45.7 million) for the same period in 2011. The year-over-year increase in net profit was primarily driven by higher gross profit, partially offset by higher operating costs and income taxes.

Year ended 2010 compared to the year ended 2009

Revenue.  The following table sets forth the breakdown of revenue, by product segment, for fiscal years 2009 and 2010.

	December 31,
Revenue RMB (‘000)	2009	Percentage	2010	Percentage
Porcelain	663,794	79.40%	795,241	74.40%
Glazed Porcelain	32,387	3.90%	53,113	5.00%
Glazed	83,294	10.00%	111,981	10.50%
Rustic	41,993	5.00%	69,759	6.50%
Ultra-thin	14,279	1.70%	38,457	3.60%
Total	835,747	100.00%	1,068,551	100.00%

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

Cost of sales.  The following table sets forth the breakdown of cost of sales, by product segment, for December 31, 2009 and 2010:

	December 31,
Cost of sales RMB (‘000)	2009	Percentage	2010	Percentage
Porcelain	454,153	78.00%	525,845	72.07%
Glazed Porcelain	23,654	4.10%	41,324	5.66%
Glazed	71,185	12.20%	97,606	13.38%
Rustic	26,246	4.50%	44,470	6.10%
Ultra-thin	7,292	1.30%	20,331	2.79%
Total	582,530	100%	729,576	100%

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

Gross profit.  The following table sets forth the breakdown of our gross profit and gross profit margin, by product segment, for December 31, 2009 and 2010:

	December 31,
	2009		2010
RMB(‘000)	Gross Profit	Profit Margin	Gross Profit	Profit Margin
Porcelain	209,641	31.60	269,396	33.90
Glazed Porcelain	8,733	27.00	11,789	22.20
Glazed	12,109	14.50	14,375	12.80
Rustic	15,747	37.50	25,289	36.30
Ultra-thin	6,987	48.90	18,126	47.10
All products	253,217	30.30	338,975	31.70

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

Porcelain tiles.  Gross profit for porcelain tiles increased 28.5% from RMB 209.6 million ($30.6 million) for the year ended December 31, 2009 to RMB 269.4 million ($40.1 million) for the same period in 2010. Our gross profit margin was 33.9% for the year ended December 31, 2010 compared to 31.6% for the same period in 2009. The increase in gross margin was due to the higher gross margin of products manufactured and sold by Hengdali. The gross margins of Hengda and Hengdali were 32.4% and 38.2%, respectively, in fiscal year 2010. Porcelain titles was the best-selling product of Hengdali, its revenue, contributing 97% of the total revenue of Hengdali for the year ended December 31, 2010. The higher margin in Hengdali was primarily due to higher automation of equipment, less maintenance cost and expendable supplies as a new factory.

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

Liquidity and Capital Resources

The following table presents a summary of our cash flows and beginning and ending cash balances for the years ended December 31 2009, 2010, and 2011:

	Year Ended December 31,
RMB(‘000)	2009	2010	2011
Net cash provided by operating activities	159,620	204,241	124,227
Net cash used in investing activities	(152,294)	(254,088)	(433,339)
Net cash provided by financing activities	91,100	163,248	88,000
Net cash flow	98,426	113,401	(221,112)
Cash and cash equivalents at beginning of year	51,606	150,121	263,495
Effect of foreign exchange rate differences	89	(27)	(234)
Cash and cash equivalents at end of year	150,121	263,495	42,149

We have historically financed our liquidity requirements mainly through operating cash flow, bank loans and issuance of new shares.

Cash flows from operating activities.

Cash flows from operating activities. Our net cash inflow provided by operating activities was RMB 124.2 million ($19.3 million) for the year ended December 31, 2011, a decrease of RMB 80.0 million ($11.1 million), or 39.2% from the RMB 204.2 million ($30.4 million) net cash provided by operating activities for the same period in 2010. The year-over-year decrease was mainly due to the increase in sales rebates, the change in our method of settling sales rebates (as described below) with our distributors, increased income taxes and the increase in inventory purchases. We settled sales rebates from 2010 with our distributor in 2011 with an amount of RMB 55.9 million ($8.7 million), compared to RMB 44.4 million ($6.6 million) of 2009 sales rebates settled in the comparable period of 2010, resulting in a decrease in cash flow of approximately RMB 18.1 million ($2.8 million). Furthermore, the cash from operations was further reduced due to a change in settling rebates with our distributors. We now issue rebates at the time of sale. This change of deducting the sales rebates directly from the accounts receivable as opposed to collecting the full amount and later remitting the sales rebates caused a decrease in cash flow of approximately RMB 65.4 million ($10.1 million) in the year ended December 31, 2011 compared to the same period in 2010. The increase in income tax caused a decrease in cash flow of approximately RMB 20.9 million ($3.7 million) in the year ended December 31, 2011 compared to the same period in 2010. Since the prices of raw materials have been increasing, we stored raw materials for production in the year ended of 2011, resulting in additional cash outflow of RMB 29.8 million ($4.7 million) in the year ended December 31, 2011.

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

Cash flows from investing activities.  Our cash flows used in investing activities were primarily payments related to the acquisition/disposal of property, plant and equipment and interest.

Net cash used in investing activities in the year ended December 31, 2011 was RMB 433.3 million ($67.2 million), compared to RMB 254.1 million ($37.8 million) of net cash outflow used in investing activities in the same period of 2010. The increase was primarily due to an increase in acquisition of property, plant and equipment for the construction of the Hengdali facility and for improvements at the Hengda facility, which led to capital expenditures of RMB 441.6 million ($68.5 million) during the year ended December 31, 2011. Of this amount, approximately RMB 155.3 million (US$ 23.9 million) related to the Hengda facility, RMB 220.0 million (US$ 34.1 million) related to Phase II of the Hengdali facility and RMB 66.3 million (US$ 10.5 million) related to Phase III of the Hengdali facility.

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

Cash flows from financing activities.  Net cash generated in financing activities was RMB 88.0 million ($13.6 million) due to the repayment of bank borrowings for the year ended December 31, 2011, as compared to approximately RMB 163.2 million ($24.5 million) cash generated from financing activities in the same period of 2010, which was primarily attributable to RMB 159.6 million ($24.0 million) generated from the issuance of new shares in 2010.

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

Inventory and Accounts Receivable.  Our inventory turnover rate grew from 4.73 times in 2009 to 4.99 times for the year ended December 31, 2010 and decreased to 4.35 times for the year ended December 31, 2011. Based on our historical experience, we believe that the value of our current inventories is realizable.

The average number of days in which we received payment on our trade receivables was 102 days in 2009 and decreased to 95 days as of December 31, 2010 due to better cash collection in the year ended December 31, 2010. Trade receivables turnover was 93 days as of December 31, 2011. Based on our historical experience, we believe that our trade receivables are collectable.

The major sources of our liquidity for fiscal year 2009, 2010 and 2011 were cash generated from operations, bank borrowings and issuance of new shares. The cash generated in 2011 was primarily due to the cash generated from operating activities of RMB 124.2 million ($19.3 million) and obtained from bank borrowing of RMB 88.0 million ($13.6 million), primarily offset by the cash payment of RMB 441.6 million ($68.5 million) for the acquisition of property, plant and equipment for the construction and expansion of Hengdali facility and Hengda facility. The cash generated in 2010 was primary due to the cash generated from operating activities of RMB 204.2 million ($30.4 million) and the net proceeds generated from the sale of shares in our November 2010 public offering, with an amount of RMB 159.6 million ($24.0 million), primarily offset by the cash payment of RMB 222.2 million ($33.1 million) for the acquisition of property, plant and equipment for the construction and expansion of Hengdali facility and Hengda facility.

Cash and bank balances were RMB 42.1 million ($6.7 million) as of December 31, 2011, as compared to RMB 263.5 million ($39.9 million) at December 31, 2010, and RMB 150.1 million ($22.0 million) at December 31, 2009.

As of December 31, 2011, our total outstanding bank loans (both short-terms loans and long-term loans) amounted to RMB 185.0 million ($29.4 million) with interest rates in the range of 7.216% to 8.528% per annum and maturity dates in the range of April 19, 2012 to August 22, 2014.

Operating lease commitments totaled RMB 35.7 million ($5.7 million) as of December 31, 2011.

Capital commitments and purchase commitments totaled RMB 1.4 million ($0.2 million) and RMB 3.3 ($0.5 million) as of December 31, 2011, respectively.

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

Inventory Management

Our inventory is comprised of raw materials, work in progress and finished goods. Raw materials were purchased from our suppliers located in Fujian, Guangdong and Jiangxi Provinces and comprised mainly of clay, coal, colorings, and glazing materials.

We have sufficient raw materials to support, on average, three weeks of production at any point in time. This helps to minimize any potential delays in our production process which may arise due to insufficient raw materials. Our production of ceramic tiles is based on customers’ orders. In doing so, we minimize storage space and maintain a relatively low inventory level of finished products. The increase in inventory turnover was mainly due to the increased balance of finished goods in Hengdali as of December 31, 2011. The Hengdali facility Phase II expansion had its preliminary production stage testing in November and December of 2011, which caused the increase in inventory. Our inventory turnover based on the year-end closing inventory balances for the years ended 2009, 2010, and 2011 are as follows:

	FY2009	FY2010	FY2011
Inventories (RMB’000)	114,658	177,217	291,781
Inventory turnover (days)(1)	77	73	84

(1)	The average inventory turnover is computed based on the formula: (simple average of the opening and closing inventories balance in a financial year / cost of goods sold) × 365 days.

There was no provision for inventory obsolescence, inventory written off or inventory written down to net realizable value in the last three years ended December 31, 2011.

Credit Management

Credit terms to our customers

We typically extend credit terms of approximately 90 days to our customers. We will grant credit terms based on the reputation, creditworthiness, size of orders, payment records and number of years we have done business with the customer. We do not have a goods return policy.

Personnel from our sales and marketing department typically conduct visits to new customers to evaluate their credit worthiness before entering into any arrangements with them. In addition, as Hengda was awarded the top 500 brand, we increased the deposit required from new distributors from RMB 0.4 million to RMB 1.0 million.

Our average trade receivables’ turnover days in the last three years ended December 31, 2011 were as follows:

	FY2009	FY2010	FY2011
Trade receivables (RMB’000)	270,840	282,976	473,209
Trade receivables turnover (days)(1)	102	95	93

(1)	The average trade receivables’ turnover is computed based on the formula: (simple average of the opening and closing trade receivables balance in a financial year / revenue) × 365 days.

Credit terms from our suppliers

Our suppliers typically extend credit periods of three to five months for our purchases of clay while our suppliers for the other materials including coloring, glazing and packaging generally extend a credit period of approximately three to six months and coal suppliers generally extend us credit periods of about one month.

Our average trade and bills payables’ turnover days in the last three years ended December 31, 2011 were as follows:

	FY2009	FY2010	FY2011
Trade payables (RMB’000)	126,251	178,382	252,682
Trade payables turnover (days)(1)	97	101	94

(1)	The average trade payables’ turnover is computed based on the formula: (simple average of the opening and closing trade balances in a financial year / purchases of raw materials and outsourcing services) × 365 days.

Trade payables turnover was 101 days as of December 31, 2010 compared with 97 days as of December 31, 2009. The year-over-year increase in trade payables turnover resulted from the increased balance of raw materials as of December 31, 2010, since the Company built up inventory due to a backlog of orders.

In periods where raw material pricing is favorable, we will pay our suppliers in advance. This happened when our trade payables turnover fell from 101 days in 2010 to 94 days in 2011 when the price of coal decreased and we started paying coal suppliers in advance.

Capital Expenditures

Our capital expenditures primarily consist of expenditures on property, plant and equipment.

Capital expenditures on property, plant and equipment was RMB 441.6 million ($68.5 million) for the year ended December 31, 2011 compared to RMB 222.2 million ($33.1 million) for the same period in 2010. In the year ended December 31, 2011, we invested RMB 155.3 million ($23.9 million) to replace and improve older manufacturing equipment at the Hengda facility, invested RMB 220.0 million ($34.1 million) to complete Phase II of the Hengdali facility expansion and invested RMB 66.3 million ($10.5 million) to complete Phase III of the Hengdali facility expansion.

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

Contractual Obligations

Our contractual obligations consist mainly of debt obligations, operating lease obligations, capital purchase obligations and other purchase obligations and commitments. The following table sets forth a breakdown of our contractual obligations as of December 31, 2011:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB in Thousands)
Short-term debt obligations(1)	129,719	129,719	-	-	-
Long-term debt obligations(1)	71,242	4,516	66,726	-	-
Operating purchase obligations(2)	35,709	10,581	19,764	5,364	-
Capital purchase obligations(3)	1,392	1,392	-	-	-
Other purchase obligations and commitments(4)	3,270	3,030	240	-	-
Total	241,332	149,238	86,730	5,364	-

(1)	Amounts represent principal and interest cash payments over the life of the bank loans, including anticipated interest payments that are not recorded in the financial statements as of December 31, 2011.

(2)	We lease plant buildings, production factories, warehouses and employees’ hostel from non-related parties under non-cancellable operating lease arrangements.

(3)	Includes capital purchase obligations represent commitments for the construction or purchase of property, plant and equipment. They were not recorded as liabilities in the financial statements as of December 31, 2011.

(4)	Represents commitments for advertising services and insurance which are not reflected in our financial statements

The following table sets forth further details regarding our loans outstanding as of December 31, 2011:

Company to update

Short-term debt obligations:	Amount of loans RMB’000	Interest rates (p.a)
Agricultural Bank of China	75,000	7.216%-7.544%
China Citic Bank	50,000	8.235%-8.528%
Long-term debt obligations:	Amount of loans RMB’000)	Interest rates (p.a)
Agricultural Bank of China(1)	10,000	7.4175%
China Citic Bank(1)	50,000	7.315%-7.6475%

(1)	The terms of the long-term debt obligation are three years.
55

Off-Balance Sheet Arrangements

We do not have any outstanding off-balance arrangements and have not entered into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

Impact of Inflation

Inflation has not historically been a significant factor impacting our results.

Critical Accounting Policies and Judgment

Our consolidated financial statements are prepared in accordance with IFRS including related interpretations as issued by IASB, and have been consistently applied throughout the years ended December 31, 2009, 2010, and 2011. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates and judgments are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may materially differ from these estimates under different assumptions or conditions.

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

Share-based employee remuneration

We operate equity-settled share-based remuneration plans for our employees. None of the plans feature any options for a cash settlement.

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

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods, net of rebates and discounts. Provided it is probable that the economic benefits will flow to us and the revenue and costs, if applicable, can be measured reliably, revenue is recognized as follows:

•	Sales of goods are recognized upon transfer of the significant risks and rewards of ownership to the customer. This is usually taken as the time when the goods are delivered and the customer has accepted the goods.

•	Interest income is recognized on a time-proportion basis using the effective interest method.

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

Buildings	10%
Plant and machinery	10%-20%
Motor vehicles	10%
Office equipment	10%-20%

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

Management reviewed all financial assets at reporting date and there is no objective evidence of impairment. If any such evidence exists, the impairment loss is measured and recognized as follows:

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our current directors and executive officers are:

Name	Age	Position
Huang Jia Dong	54	Director and Chief Executive Officer
Su Pei Zhi	58	Director and Sales Deputy General Manager
Hen Man Edmund	39	Chief Financial Officer
Ding Wei Dong (1)(2)(3)	72	Director
Paul K. Kelly (2)(3)	72	Director and Non-Executive Chairman
Cheng Yan Davis(1)(2)(3)	70	Director
William L. Stulginsky(1)	61	Director
Su Wei Feng	31	Director and Corporate Secretary

(1)	Member of audit committee

(2)	Member of compensation committee

(3)	Member of nominations committee

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

Paul K. Kelly has been our director since August 18, 2009 and our Non-Executive Chairman since April 4, 2010. He was also Chairman of the Board and Chief Executive Officer of our predecessor, CHAC, from its inception. Since February 1992, Mr. Kelly has been the President and Chief Executive Officer of Knox & Co., an investment banking firm specializing in mergers and acquisitions, corporate restructuring and international financial advisory services for clients in the U.S., Asia, and throughout the world. In 2004, Mr. Kelly formed the Westgate Group, Inc., a strategic advisory firm focusing upon identifying and implementing cross-border business opportunities for clients with an emphasis on Asia and the Pacific Basin, for which he acts as Chairman, CEO, and is the majority shareholder. Mr. Kelly is also the President, Chief Executive Officer and sole shareholder of PH II, Inc., a privately held investment company which has investments in the United States and New Zealand. He has held these positions with PH II since 1988. Mr. Kelly also serves as Chairman and Chief Executive Officer of Knox Enterprises, Inc., successor to THT Inc., a privately held diversified manufacturing company. In 1996, Mr. Kelly founded the Carrington Club, a golf resort and karikari estate and winery in New Zealand for which he is the owner and Edgewater Developers, a real estate development company in New Zealand. From 1985 to 1990 Mr. Kelly served as President and Chief Executive Officer of Peers & Co., an international investment banking firm. From 1984 to 1985 Mr. Kelly was the President and a director of Quadrex Securities Corp. From 1982 to 1984 he was an Executive Vice President and Director of Dean Witter Reynolds, Inc., responsible for all investment banking activities for financial institutions. Mr. Kelly also served as Managing Director and a member of the Management Committee of Merrill Lynch White Weld Capital Markets Group from 1980 to 1982 where he was responsible for all investment banking activities for financial institutions on a worldwide basis, and was also senior banker to Merrill Lynch & Co., the holding company for all Merrill Lynch interests. From 1978 to 1980 Mr. Kelly was Executive Vice President, Director and member of the Executive Committee of Blyth Eastman Dillon, where he was co-head of the Corporate Finance Department. He was responsible for all new business activities for the firm and headed the Financial Institutions Group. Among the other positions held by Mr. Kelly prior to 1978 include his positions from 1968 to 1975 as Vice President of The First Boston Corporation where he established the commercial paper department and was responsible for all corporate finance new business activities, and as a partner, member of the management committee and head of investment banking for Prescott, Ball & Turbin from 1975 to 1978. Mr. Kelly is a member of the Board of Trustees of the University of Pennsylvania, a member of the Business School Advisory Board of the University of Auckland (NZ), and a member of the New Zealand Business Roundtable. In addition, he is a member of the Director’s Advisory Board of the Yale Cancer Center. He is a past director of American Life and Health Insurance Company of New York, The Chicago Sun-Times Corporation, Hydrox Corporation, Ltd. (New Zealand), MCR Corporation, and Porta Systems Corporation (ASE). He graduated from the University of Pennsylvania in 1962 and received an MBA in Finance from the Wharton School in 1964 and an LLD (Hon.) from the University of Auckland (NZ) in 2006. We have chosen Mr. Kelly to serve as a director because of his experience in the US financial industry and he was also the founder of CHAC.

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

William L. Stulginsky has been our director since April 1, 2010. Mr. Stulginsky retired as Partner from PricewaterhouseCoopers LLP in September 2009. He has over thirty six years of public accounting experience and was a partner at PricewaterhouseCoopers and predecessor firms for twenty-four years prior to his retirement. His background includes serving public and private clients in the higher education, healthcare, electric and gas utilities, pharmaceutical and manufacturing industries. He has a Bachelor of Science degree in Accounting from LaSalle University. Mr. Stulginsky is also on the Board of Directors of Fox Chase Cancer Center in Philadelphia and the Visiting Nurse Association of Greater Philadelphia (Board Chairman), both of which are nonprofit organizations. We have chosen Mr. Stulginsky to serve as director because of his financial sophistication. Mr. Stulginsky is also on the Board of Hayleysville Mutual Insurance Company.

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

Mr. Huang and Mr. Wong, our majority shareholder, are brothers-in-law. There are no other family relationships among our directors or officers.

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

Director Compensation

Starting April 1, 2010, our Board of Directors determined to provide its non-employee members annual compensation of $40,000. Mr. William L. Stulginsky, as the Chairman of the Audit Committee, received $45,000. Prior to April 1, 2010, there was no compensation provided to any of our directors.

The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2011 to each of our non-employee directors for such person’s service as an director (including contingent or deferred compensation accrued during 2011):

Name and Principal Position	Cash RMB	Value of Options(1) RMB	Total RMB
Ding Wei Dong	262,500	612,200	874,700
Paul K. Kelly	251,756	612,200	863,956
Cheng Yan Davis	251,756	612,200	863,956
William L. Stulginsky	283,226	918,300	1,201,526

(1)	The total fair value of the share options granted under the Plan is RMB 25,643,000 (US$3,978,000). On December 27, 2010, the shareholders of the Company approved the 2010 Incentive Compensation Plan (“the 2010 Incentive Plan”) at the annual meeting, which was designed to retain directors and senior management. In accordance with the Plan, the Company granted an aggregate of 1,130,000 stock options to Huang Jia Dong, Su Pei Zhi, Su Wei Feng, Hen Man Edmund, Paul K. Kelly, Cheng Yan Davis, Ding Wei Dong and William L. Stulginsky, upon the approval by the Board of Directors on January 27, 2011, the grant date. Each option entitles the holder to purchase one ordinary share for an exercise price of 7.65 per share. The share options are valid for a period of 5 years from January 27, 2011 to January 27, 2015. For the year ended December 31, 2011, RMB 17.3 million ($2.7 million) of employee remuneration expense (all of which related to equity-settled share-based payment transactions) has been included in profit or loss and credited to share-based payment reserve.

Executive Officers

The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2011 to each of our officers for such person’s service as an officer (including contingent or deferred compensation accrued during 2011 but not including any amounts paid to such persons for their services as directors):

Name and Principal Position	Salary RMB	Bonus RMB	Value of Options(1) RMB	Total RMB
Huang Jia Dong, Chief Executive Office	126,873	-	4,591,501	4,718,374
Su Pei Zhi, Sales Deputy General Manager	116,241	-	1,530,500	1,646,741
Hen Man Edmund, Chief Financial Officer	293,196	-	5,356,751	5,649,947
Su Wei Feng, Corporate Secretary	84,000	-	3,061,001	3,145,001

(1) The total fair value of the share options granted under the Plan is RMB 25,643,000 (US$3,978,000). On December 27, 2010, the shareholders of the Company approved the 2010 Incentive Plan at the annual meeting, which was designed to retain directors and senior management. In accordance with the Plan, the Company granted an aggregate of 1,130,000 stock options to Huang Jia Dong, Su Pei Zhi, Su Wei Feng, Hen Man Edmund, Paul K. Kelly, Cheng Yan Davis, Ding Wei Dong and William L. Stulginsky, upon the approval by the Board of Directors on January 27, 2011, the grant date. Each option entitles the holder to purchase one ordinary share for an exercise price of 7.65 per share. The share options are valid for a period of 5 years from January 27, 2011 to January 27, 2016. For the year ended December 31, 2011, RMB 17.3 million ($2.7 million) of employee remuneration expense (all of which related to equity-settled share-based payment transactions) has been included in profit or loss and credited to share-based payment reserve.

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

•	The term of the employment agreements is three years (February 1, 2012 to January 31, 2013 for Su Peizhi, Huang Jia Dong and Su Wei Feng and August 1, 2011 to July 31, 2012 for Hen Man Edmund).

•	Huang Jia Dong will receive compensation of RMB 10,000 per month; Su Pei Zhi will receive compensation of RMB 12,000 per month from January 1, 2010; Hen Man Edmund will receive compensation of RMB 30,000 per month from January 1, 2010; and Su Wei Feng will receive compensation of RMB 7,000 per month.

•	We may dismiss any of the above officers if any of the following events occurs with respect to the officer: (1) failure to show up for work, (2) failure to provide required documents, (3) falsification of documents, criminal record, etc., (4) serious violation of such officers’ labor rules and of regulations, (5) serious lapse of duties and responsibilities, (6) activities that violate regulations, resulting in loss of more than RMB 4,000, (7) operation of his own business during the term of his employment, (8) criminal prosecution and labor punishment, (9) request by the officer to resign, (10) causing us to sign or change any contract through fraud, coercion and other fraudulent means, or (11) other situations stipulated by law and statutes.

•	Each officer is subject to the non-compete provisions of the agreement for a period of three years following termination of the employment agreement and non-solicitation provisions of the agreement for a period of two years following termination of the employment agreement.

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

China Ceramics Co., Ltd. 2010 Incentive Compensation Plan

On December 27, 2010, our shareholders approved the 2010 Incentive Plan. The purpose of the 2010 Incentive Plan is to assist us and our subsidiaries in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, and independent contractors by enabling such persons to acquire or increase a proprietary interest in us in order to strengthen the mutuality of interests between such persons and our shareholders, and providing such persons with annual and long-term performance incentives to expand their maximum efforts in the creation of shareholder value.  Awards under the 2010 Incentive Plan will be limited in the aggregate to 1,200,000 shares. The 2010 Incentive Plan shall terminate at such time as no shares remain available for issuance under the 2010 Incentive Plan, when we have no further obligations with respect to outstanding awards under the 2010 Incentive Plan. As of December 31, 2011, 1,130,000 shares underling grants under the 2010 Incentive Plan have been granted.

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

Compensation Committee. The shareholders of the Company approved the 2010 Incentive Plan at the annual meeting held on December 27, 2010. In accordance with the 2010 Incentive Plan, the Board of Directors of the Company has appointed the Compensation Committee (the “Committee”) to administer the 2010 Incentive Plan. Subsequent to the balance sheet date, the Company granted an aggregate of 1,130,000 stock options to Huang Jia Dong, Su Pei Zhi, Su Wei Feng, Hen Man Edmund, Paul K. Kelly, Cheng Yan Davis, Ding Wei Dong and William L. Stulginsky, upon the approval by the Board of Directors on January 27, 2011, the grant date. The exercise price of the share options granted is $7.65 per share and the share options are valid for a period of 5 years from January 27, 2011 to January 27, 2015. One-fourth of options granted will vest in every year from the grant date. As at the grant date of January 27, 2011, the estimated total fair value of the options granted is approximately $3,977,600.

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

Audit Committee.  The audit committee consists of William L. Stulginsky, Ding Wei Dong and Cheng Yan Davis. Mr. Stulginsky is the chair of the audit committee, and our board of directors believe that Mr. Stulginsky qualifies as an “audit committee financial expert”, as such term is defined in the rules of the Securities and Exchange Commission.

The board of directors has adopted an audit committee charter, providing for the following responsibilities of the audit committee:

•	appointing and replacing our independent auditors and pre-approving all auditing and permitted non-auditing services to be performed by the independent auditors;

•	reviewing and discussing the annual audited financial statements with management and the independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management, the internal auditors and the independent auditors; and

•	reporting regularly to the board of directors.

Compensation Committee.  Our compensation committee consists of Ding Wei Dong, Paul K. Kelly and Cheng Yan Davis. Ding Wei Dong is the chair of our compensation committee. Ding Wei Dong, Paul K. Kelly and Cheng Yan Davis do not have any direct or indirect material relationship with us other than as a director.

Our board of directors adopted a compensation committee charter, providing for the following responsibilities of the compensation committee:

•	reviewing and making recommendations to the board regarding our compensation policies and forms of compensation provided to our directors and officers;

•	reviewing and making recommendations to the board regarding bonuses for our officers and other employees;

•	administering our incentive-compensation plans for our directors and officers;

•	reviewing and assessing the adequacy of the charter annually;

•	administering our share option plans, if they are established in the future, in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

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

Our board of directors adopted a governance and nominating committee charter, providing for the following responsibilities of the governance and nominating committee:

•	overseeing the process by which individuals may be nominated to our board of directors;

•	identifying potential directors and making recommendations as to the size, functions and composition of our board of directors and its committees;

•	reviewing candidates proposed by our shareholders;

•	developing the criteria and qualifications for the selection of potential directors; and

•	making recommendations to the board of directors on new candidates for board membership.

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

Director Independence

Our board of directors has determined that Messrs. William L. Stulginsky, Ding Wei Dong and Paul K. Kelly and Ms. Cheng Yan Davis qualify as independent directors under the rules of the Nasdaq Marketplace Rules because they are not currently employed by us, and do not fall into any of the enumerated categories of people who cannot be considered independent in the Nasdaq Marketplace Rules.

D.	Employees

The table below provides information as to the total number of employees at the end of the last three fiscal years. We have no contracts or collective bargaining agreements with labor unions and have never experienced work stoppages due to labor dispute. We consider our relations with our employees to be good.

	2009	2010	2011
Number of Employees	1,715	2,041	2,491

E.	Share Ownership

See Item 7, below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth, as of March 29, 2012, certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

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

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 18,254,002 shares issued and outstanding as of March 29, 2012.

Name(1)	Number of Shares Beneficially Owned		Percentage of Ownership
Paul K. Kelly(2)	727,676	(3)	4.0%
Cheng Yan Davis(4)	109,750	(5)	*
Huang Jia Dong(6)	450,000	(7)	2.4%
Su Pei Zhi	100,000	(8)	*
Ding Wei Dong	40,000	(9)	*
William L. Stulginsky(10)	65,000	(11)	*
Su Wei Feng	200,000	(12)	1.1%
Hen Man Edmund	358,000	(13)	1.9%
All directors and executive officers as a group (8 individuals)	2,050,426		10.6%
James D. Dunning, Jr.	1,101,251	(14)	6.0%
Alan G. Hassenfeld	1,101,251	(14)	6.0%
Gregory E. Smith	1,101,251	(14)	6.0%
Wong Kung Tok(6)	7,083,142	(15)	38.8%
Surmount Investments Group Limited	1,074,020	(16)	5.9%
David Knott	1,259,081	(17)	6.9%
Clean Harbor Asset Management, LLC	1,088,797	(18)	6.0%

*	Less than 1%

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Jinjiang Hengda Ceramics Co., Ltd.; Junbing Industrial Zone; Anhai, Jinjiang City; Fujian Province, PRC.

(2)	Paul K. Kelly’s business address is c/o Knox & Co.; 830 Post Road East, Suite 205; Westport, CT 06880.

(3)	Includes 40,000 shares underlying options. The options are currently exercisable for $7.65 per ordinary share and expire on January 27, 2016.

(4)	Cheng Yan Davis’s business address is Teacher’s College, Columbia University; Office of the President; Box 45 525 West 120th Street, New York, NY 10027-6696.

(5)	Includes 40,000 shares underlying options. The options are currently exercisable for $7.65 per ordinary share and expire on January 27, 2016.

(6)	Mr. Huang and Mr. Wong are brothers-in-law.

(7)	Includes 300,000 shares underlying options. The options are currently exercisable for $7.65 per ordinary share and expire on January 27, 2016.

(8)	Includes 100,000 shares underlying options. The options are currently exercisable for $7.65 per ordinary share and expire on January 27, 2016

(9)	Includes 40,000 shares underlying options. The options are currently exercisable for $7.65 per ordinary share and expire on January 27, 2016.

(10)	William L. Stulginsky’s address is 209 Wisteria Lane; Media, PA 19063.

(11)	Includes 60,000 shares underlying options. The options are currently exercisable for $7.65 per ordinary share and expire on January 27, 2016.

(12)	Includes 200,000 shares underlying options. The options are currently exercisable for $7.65 per ordinary share and expire on January 27, 2016.

(13)	Includes 350,000 shares underlying options. The options are currently exercisable for $7.65 per ordinary share and expire on January 27, 2016.

(14)	Based on a Schedule 13D/A filed with the Securities and Exchange Commission on October 28, 2011 filed by James D. Dunning, Alan G. Hassenfeld, and Gregory E. Smith, who are parties to a voting agreement dated November 20, 2009. Consists of 663,693 shares owned by Mr. Dunning, 348,656 shares owned by Mr. Hassenfeld, and 88,902 shares owned by Mr. Smith. The business address of Mr. Dunning is 2 Sutton Place South, Apt. 17D, New York, NY 10022. The business address of Mr. Hassenfeld is c/o Hassenfeld Family Initiatives; The Owen Building; 101 Dyer Street, Suite 401; Providence, RI 02903. The business address of Mr. Smith is 1401 NE 70th Street; Oklahoma City, OK 73111

(15)	Mr. Wong is entitled to receive 5,176,836 of our shares in the future if certain conditions contained in the merger and stock purchase agreement dated August 19, 2009 are met. Such securities are not beneficially owned because Mr. Wong does not have voting or dispositive power over such shares and it is not yet known if he will be entitled to receive any such shares. Pursuant to the terms of the agreement, the 5,176,836 shares held in escrow may be issued to Mr. Wong if the following events occur:

Event	Number of Shares
From escrow at the close of 2011 audit, if certain earnings thresholds are met	2,176,836
From escrow if the closing price of China Ceramics’ shares are at or above $20.00 per share for twenty trading days in a thirty trading day period prior to April 30, 2012	2,000,000
From escrow if the closing price of China Ceramics’ shares are at or above $25.00 per share for twenty trading days in a thirty trading day period prior to April 30, 2012	1,000,000

(16)	Includes (i) 537,010 shares held by Surmount Investments Group Limited, (ii) 268,505 shares held by Top Plenty International Limited, and (iii) 268,505 shares held by Park Rise Holdings Limited.

(17)	Based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 3, 2012. Includes (i) 1,259,081 shares beneficially owned by Dorset Management Corporation, (ii) 672,400 shares beneficially owned by Knott Partners, L.P., and (iii) 356,681 shares beneficially owned by Knott Partners Offshore Master Fund, L.P. Mr. Knott is the managing member of Knott Partners Management, LLC, a New York limited liability company (“Knott Management”), that is the sole General Partner of Shoshone Partners, L.P., a Delaware limited partnership (“Shoshone”), Mulsanne Partners, L.P., a Delaware limited partnership (“Mulsanne”), and Knott Partners Offshore Master Fund, L.P., a Cayman Islands Exempted Limited Partnership (“Knott Offshore”), and managing general partner of Knott Partners, L.P., a New Jersey limited partnership (“Knott Partners” and together with Shoshone, Mulsanne and Offshore, the “Partnerships”). The Partnerships invest in securities that are sold in public markets. The principal activity of each Partnership is the acquisition of long and short positions in equity securities of publicly traded U.S. and foreign securities. Each Partnership has the authority to employ various trading and hedging techniques and strategies in connection therewith. Mr. Knott is also the sole shareholder, Director and President of Dorset Management Corporation (“DMC”), which provides investment management services to the Partnerships and a limited number of other foreign and domestic individuals and entities. The business address of Mr. Knott, DMC and Knott Partners is 485 Underhill Boulevard, Suite 205; Syosset, New York 11791. The business address of Knott Offshore is c/o Walkers SPV Limited, Walker House; 87 Mary Street, Georgetown, Cayman KY1-9002; Cayman Islands.

(18)	Based on a Schedule 13G filed with the Securities and Exchange Commission on January 30, 2012. Consists of 1,077,597 share and 11,200 warrants. The exercise price of the warrants is $7.50 per share. The warrants will expire at 5:00 p.m., New York City time on November 16, 2012. The principal business address of Clean Harbor Asset Management, LLC is 420 Lexington Avenue, Suite 2006; New York, NY 10170.

       Mr. Knott is also the sole shareholder, Director and President of Dorset Management Corporation, which provides investment management services to the Partnerships and a limited number of other foreign and domestic individuals and entities

As of March 29, 2012, we believe that 9,841,628 shares held by 9 holders of record are held in the United States.

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

Related Party Transactions of China Ceramics and Operating predecessor

Mr. Huang Jia Dong, the founder and Chairman of Hengda and the Chief Executive Officer and one of our directors, and Mr. Wong Kung Tok, a holder of approximately 39% of our shares as of March 30, 2012, provide working capital loans to us from time to time during the normal course of our business. These loans amounted to RMB 3,380,000 ($494,000), RMB 1,327,000 ($201,000), and RMB 1,327,000 ($211,000) in 2009, 2010, and 2011, respectively. These loans are interest free, unsecured and repayable on demand. They remain outstanding as of December 31, 2011. Mr. Huang and Mr. Wong are brothers-in-law.

Pursuant to an administrative services agreement dated as of December 1, 2009 between China Ceramics and Stuart Management Co., an affiliate of Paul K. Kelly, Chairman of the board of directors, China Ceramics will pay $7,000 a month plus out-of-pocket expenses to Stuart Management Co. for administrative services beginning on December 1, 2009 for a term of one year, and the agreement shall automatically renew for successive one-year terms unless either party notifies the other of its intent not to renew. During the term of the agreement, Stuart Management Co. will provide us with general administrative services, including acting as an administrative agent for us in the United States and the British Virgin Islands, and allow us to utilize certain of its office space for meetings.

As of December 31, 2011, we have the exclusive right to use 11 design patents through our chief executive officer, Huang Jia Dong. Huang Jia Dong has licensed to us, for no consideration, the exclusive right to use PRC design patents owned by him during the terms of each of the patents.

Mr. Huang Jia Dong, director and chief executive officer and Su Pei Zhi, director and sales deputy general manager provide the guarantee to the Group for the loans. The guarantee amounted to RMB 30,000,000 ($ 4,388,000), RMB 142,000,000 ($ 21,515,000) and RMB 180,000,000 (US$ 28,599,000) as of December 31, 2009, 2010 and 2011, respectively.

C.	Interests of Experts and Counsel

Not required.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See Item 18.

B.	Significant Changes

None

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The following tables set forth, for the calendar quarters indicated and through March 30, 2012, the quarterly high and low sale prices for our units, shares and warrants, respectively, as reported on NASDAQ, the OTC Bulletin Board or the NYSE Amex, as applicable. The OTC Bulletin Board market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

	Units		Shares		Warrants
	High	Low	High	Low	High	Low
Annual Highs and Lows
2007	10.10	9.65	9.00	8.77	0.92	0.84
2008	11.65	6.00	9.40	8.20	1.00	0.01
2009	11.50	7.80	10.01	7.00	3.00	0.02
2010	29.89	1.00	10.10	5.05	4.00	0.60
2011	24.00	2.82	8.48	2.45	2.16	0.08
Quarterly Highs and Lows
2010
First Quarter	n/a	n/a	8.15	5.45	1.25	0.60
Second Quarter	5.00	1.51	9.20	5.91	1.65	0.75
Third Quarter	6.55	3.11	8.50	5.05	1.70	0.82
Fourth Quarter	29.89	3.25	10.10	5.35	4.00	1.34
2011
First Quarter	24.00	6.23	8.48	5.52	2.16	0.93
Second Quarter	7.04	4.00	6.20	3.80	1.07	0.41
Third Quarter	7.17	3.73	5.45	2.45	0.79	0.13
Fourth Quarter	3.74	2.82	3.09	2.49	0.25	0.08
2012
First Quarter	4.90	2.82	4.75	2.74	0.25	0.13
Monthly Highs and Lows
September 2011	3.08	2.82	3.79	2.45	0.39	0.13
October 2011	3.60	3.20	3.34	2.49	0.25	0.12
November 2011	3.74	3.73	3.09	2.61	0.28	0.13
December 2011	2.82	2.82	2.89	2.60	0.24	0.08
January 2012	2.82	2.82	3.33	2.74	0.25	0.13
February 2012	4.90	3.20	3.61	3.15	0.25	0.15
March 2012	4.45	3.66	4.75	3.41	0.24	0.16

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

Pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, China Ceramics acquired all of the issued and outstanding shares of Success Winner held by its former shareholder in exchange for $10.00 and 5,743,320 shares of China Ceramics shares. In addition, 8,185,763 shares of the China Ceramics shares were placed in escrow (the “Contingent Shares”) to be released to the seller in the event certain earnings and stock price thresholds are achieved. Of the Contingent Shares, up to 5,185,763 Contingent Shares will be released based on achieving growth in either net earnings before tax or net earnings after tax, depending on the year, following the completion of an audit in accordance with IFRS. Additionally, 3,000,000 Contingent Shares will be released if China Ceramics shares close at or above certain share price targets for any twenty trading days within a thirty trading day period prior to April 30, 2012 (2,000,000 shares to be released if a $20 per share price target is reached and an additional 1,000,000 shares to be released if a $25 per share price target is reached). On May 26, 2010 and April 11, 2011, pursuant to the terms of the merger and stock purchase agreement, we issued 1,214,127 shares and 1,794,800 shares, respectively, to Mr. Wong Kung Tok. Upon the filing of this Annual Report, we expect to issue 2,176,836 shares to Mr. Wong. After giving effect to the 2,176,836 shares issued to Mr. Wong, we will have 20,430,838 issued and outstanding shares and 2,774,300 issued and outstanding warrants.

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

Except for the above, the Company did not enter into any other material contracts during our fiscal years 2010 or 2011.

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

According to the EIT Law and its implementing rules, the PRC Individual Income Tax Law and its implementing rules, the PRC Tax Administration Law (the “Tax Administration Law”) and its implementing rules, the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises (the “Administration Measures”) and other applicable PRC laws or regulations (collectively the “Tax Related Laws”), where any gain derived by a non-resident investor from the sale or transfer of China Ceramics’ securities is subject to any income tax in the PRC, and such non-resident investor fails to file any tax return or pay tax in this regard pursuant to the Tax Related Laws, such investor may be subject to certain fines, penalties or punishments, including without limitation: (1) if the non-resident investor fails to file a tax return and present the relevant information in connection with tax payments, the competent tax authorities shall order it to do so within the prescribed time limit and may impose a fine up to RMB 2,000, and in egregious cases, may impose a fine ranging from RMB 2,000 to RMB 10,000; (2) if the non-resident investor fails to file a tax return or fails to pay all or part of the amount of tax payable, the non-resident investor shall be required to pay the unpaid tax amount payable, a surcharge on overdue tax payments (the daily surcharge is 0.05% of the overdue amount, beginning from the day the deferral begins) and a fine ranging from 50% to 500% of the unpaid amount of the tax payable; (3) if the non-resident investor fails to file a tax return and to pay the tax within the prescribed time limit according to the order by the PRC tax authorities, the PRC tax authorities may collect and check information about the income receivable by the non-resident investor in the PRC from other payers (the “Other Payers”) who will pay amounts to such non-resident investor, and send a “Notice of Tax Issues” to the Other Payers to collect and recover the tax payable and overdue fines imposed on such non-resident investor from the amounts otherwise payable to such non-resident investor by the Other Payers; (4) if the non-resident investor fails to pay the tax payable within the prescribed time limit as ordered by the PRC tax authorities, a fine may be imposed on the non-resident investor ranging from 50% to 500% of the unpaid tax payable, and the PRC tax authorities may, upon approval by the director of the tax bureau (or sub-bureau) of, or higher than, the county level, take the following compulsory measures: (i) notify in writing the non-resident investor’s bank or other financial institution to withhold from the account thereof for payment of the amount of tax payable, and (ii) detain, seal off, or sell by auction or on the market the non-resident investor’s commodities, goods or other property in a value equivalent to the amount of tax payable; or (5) if the non-resident investor fails to pay all or part of the amount of tax payable or surcharge for overdue tax payment, and can not provide a guarantee to the PRC tax authorities, the tax authorities may notify the frontier authorities to prevent the non-resident investor or its legal representative from leaving the PRC.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder of China Ceramics’ securities based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold China Ceramics’ securities as capital assets within the meaning of Section 1221 of the Code. This discussion also does not address the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of China Ceramics’ voting shares;

•	persons that acquired China Ceramics’ securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•	persons that hold China Ceramics’ securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

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

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF CHINA CERAMICS’ SECURITIES. EACH HOLDER OF CHINA CERAMICS’ SECURITIES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF CHINA CERAMICS’ SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND APPLICABLE TAX TREATIES.

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

U.S. Holders

Taxation of Cash Distributions Paid on Shares

Subject to the passive foreign investment company, or “PFIC,” rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on the shares of China Ceramics. A cash distribution on such shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of current or accumulated earnings and profits of China Ceramics (as determined for U.S. federal income tax purposes). Such dividend generally will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The portion of such cash distribution, if any, in excess of such earnings and profits will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted basis in its shares in China Ceramics. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2013, such dividends may be subject to U.S. federal income tax at the lower applicable regular long-term capital gains tax rate (see “—Taxation on the Disposition of Shares and Warrants” below) provided that (1) the shares of China Ceramics are readily tradable on an established securities market in the United States or, in the event China Ceramics is deemed to be a Chinese “resident enterprise” under the EIT Law, China Ceramics is eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the “U.S.-PRC Tax Treaty,” (2) China Ceramics is not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Global Market. Although China Ceramics’ shares are currently listed on the NASDAQ Global Market, it cannot guarantee that its shares will continue to be listed on the NASDAQ Global Market. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to the shares of China Ceramics. For taxable years beginning on or after January 1, 2013, the regular U.S. federal income tax rate applicable to such dividends currently is scheduled to return to the regular U.S. federal income tax rate generally applicable to ordinary income.

If a PRC income tax applies to any cash dividends paid to a U.S. Holder on the shares of China Ceramics, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to such dividends, such U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

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

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NASDAQ Global Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although China Ceramics’ shares are currently listed on the NASDAQ Global Market, it cannot guarantee that its shares will continue to be listed on the NASDAQ Global Market. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to the shares of China Ceramics under their particular circumstances.

If China Ceramics is a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC, a U.S. Holder of China Ceramics’ shares generally should be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if China Ceramics receives a distribution from, or disposes of all or part of its interest in, or the U.S. Holder were otherwise deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, China Ceramics will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower- tier PFIC. However, there is no assurance that China Ceramics will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election generally would not be available with respect to such a lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of shares and warrants in China Ceramics should consult their own tax advisors concerning the application of the PFIC rules to such shares and warrants under their particular circumstances.

Non-U.S. Holders

Dividends (including constructive dividends) paid or deemed paid to a Non-U.S. Holder in respect to its securities in China Ceramics generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of securities in China Ceramics unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other taxable disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to U.S. federal income tax (but not the Medicare contribution tax) at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

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

In addition, we file annual reports and other information with the Securities and Exchange Commission. We file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I.	Subsidiary Information

Not required.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments carry a degree of interest rate risk. As of December 31, 2011, our total outstanding loans for the continuing operations amounted to RMB 185.0 million ($29.4 million) with interest rates in the range of 7.216% to 8.528% per annum. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates.

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

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2011. Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2011 were effective.

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

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our management and other personnel to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting purposes in accordance with IFRS. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our board of directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies and procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

Changes in Internal Controls over Financial Reporting

During the year ended December 31, 2011, there were no changes in the company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect our company’s internal control over financial reporting.

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

The Company’s Board of Directors has determined that Mr. William Stulginsky is an audit committee financial expert, and “independent” as that term is defined in Item 16A(b) of Form 20-F and the NASDAQ listing standards.

ITEM 16B.	CODE OF ETHICS.

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer. A copy of the Code of Business Conduct and Ethics is available on our website, http://www.cceramics.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services rendered by Grant Thornton for fiscal years ended December 31, 2010 and 2011:

	December 31, 2010	December 31, 2011
	RMB	RMB
Audit Fees	2,409,990	3,283,602
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	2,409,990	3,283,602

Audit Fees

Audit fees paid to Grant Thornton, PRC comprise fees for professional services necessary to perform an audit or review in accordance with the standards of the Public Company Accounting Oversight Board, including services rendered for the audit of the Company’s annual financial statements and review of the condensed quarterly financial statements. Also includes fees for services that are normally incurred in connection with statutory and regulatory filings or engagements, such as comfort letters,  consents, and review of documents filed with the SEC.

Audit Related Fees

There were no audit related fees.

Tax Fees

There were no tax fees.

All Other Fees

There were no fees billed by Grant Thornton for other professional services rendered during our fiscal years ended December 31, 2010 and 2011.

Pre-Approval of Services

Our audit committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

The following purchases of our securities were made by our affiliates in 2011:

Period	(a) Total Number of Shares(or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Program	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 2011	28,984 shares	$4.47/share	0	-

(1) On April 13, 2011, Paul Kelly purchased 20,000 of the Company’s shares for an aggregate purchase price of $89,020. On April 13, 2011, William Stulginsky purchased 5,000 of the Company’s shares for an aggregate purchase price of $22,750. On April 14, 2011, Paul Kelly purchased 3,984 of the Company’s shares for an aggregate purchase price of $17,848.

ITEM 16F.  CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3), we elected not to hold an annual meeting of shareholders in 2010. Neither our Memorandum and Articles of Association nor the law of the British Virgin Islands require us to hold an annual meeting of shareholders. We did not make use of any other exemptions from the corporate governance standards set forth in the Nasdaq Listing Rules.

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

CHINA CERAMICS CO., LTD.

March 30, 2012	By:	/s/ Huang Jia Dong
Name: Huang Jia Dong
Title: Chief Executive Officer (Principal
Executive Officer)

March 30, 2012	By:	/s/ Hen Man Edmund
Name: Hen Man Edmund
Title: Chief Financial Officer (Principal
Financial Officer)

China Ceramics Co., Ltd. and Its Subsidiaries

China Ceramics Co., Ltd. and Its Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

China Ceramics Co., Ltd.

We have audited the accompanying consolidated statements of financial position of China Ceramics Co., Ltd and its subsidiaries as of December 31, 2011, 2010 and 2009, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Ceramics Co., Ltd. and its subsidiaries as of December 31, 2011, 2010 and 2009, and the results of its operations and cash flows for each of the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ GRANT THORNTON

Shanghai, PRC
March 30, 2012

China Ceramics Co., Ltd. and Its Subsidiaries

Consolidated Statements of Comprehensive Income

		For the year ended December 31,
		2011	2010	2009
	Notes	RMB’000	RMB’000	RMB’000
Revenue	5	1,491,574	1,068,551	835,747

Cost of sales		(1,024,336)	(729,576)	(582,530)

Gross profit		467,238	338,975	253,217

Other income	5	5,422	3,966	3,735
Selling and distribution expenses		(11,832)	(7,176)	(6,912)
Administrative expenses		(46,079)	(25,524)	(10,088)
Merger costs	6	-	-	(26,429)
Finance costs	7	(11,067)	(6,170)	(1,375)
Other expenses		(3,178)	-	-

Profit before taxation	8	400,504	304,071	212,148

Income tax expense	9	(106,065)	(78,597)	(59,287)

Profit attributable to shareholders		294,439	225,474	152,861

Other comprehensive income
Exchange loss on translation of financial statements of foreign operations		(234)	(27)	(238)
Total comprehensive income for the year		294,205	225,447	152,623

Earnings per share for profit attributable to shareholders during the year
Basic (RMB)	10	14.41	16.96	24.47
Diluted (RMB)	10	14.41	16.96	23.65

The annexed notes form an integral part of and

should be read in conjunction with these Consolidated Financial Statements

China Ceramics Co., Ltd. and Its Subsidiaries

Consolidated Statements of Financial Position

		As at December 31,
		2011	2010	2009
	Notes	RMB’000	RMB’000	RMB’000

ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment	11	843,429	459,161	64,184
Land use rights	12	31,267	31,936	165
Goodwill	24	3,735	3,735	-

		878,431	494,832	64,349

Current assets
Inventories	13	291,781	177,217	114,658
Trade receivables	14	473,209	282,976	270,840
Other receivables and prepayment	15	26,377	8,907	149,268
Cash and bank balances	16	42,149	263,495	150,121

		833,516	732,595	684,887
Non-current liabilities
Deferred tax liabilities		1,087	1,122	-
Interest-bearing bank borrowings	19	60,000	25,000	-
		61,087	26,122	-

Current liabilities
Trade payables	17	252,682	178,382	126,251
Accrued liabilities and other payables	18	44,349	46,108	74,749
Interest-bearing bank borrowings	19	125,000	72,000	26,500
Income tax payable		35,090	22,576	16,639

		457,121	319,066	244,139

Net current assets		376,395	413,529	440,748

Net assets		1,193,739	882,239	505,097

EQUITY
Share capital	20	124	112	61
Reserves	21	1,193,615	882,127	505,036

Total shareholder’s equity		1,193,739	882,239	505,097

The annexed notes form an integral part of and

should be read in conjunction with these Consolidated Financial Statements

China Ceramics Co., Ltd. and Its Subsidiaries

Consolidated Statements of Changes in Equity

				Reverse		Share-based			Currency
	Share		Share	recapitalization	Merger	payment	Statutory	Retained	translation	Total
	capital		premium	reserve	reserve	reserve	reserve	earnings	reserve	Equity
	RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Note 20)			(Note 21(e))	(Note 21(c))	(Note 21(d))	(Note 21(a))		(Note 21(b))
Balance at January 1, 2009	0	*	-	-	58,980	-	29,490	164,981	-	253,451
Arising from Reorganisation	-		-	-	9	-	-	-	-	9
Recapitalization of Company	61		592,088	(507,235)	-	-	-	-	-	84,914
Equity-settled share-based payment	-		(84,200)	-	-	98,300	-	-	-	14,100
Transactions with owners	61		507,888	(507,235)	9	98,300	-	-	-	99,023
Net profit for the year	-		-	-	-	-	-	152,861	-	152,861
Other comprehensive income -Exchange loss on translation of financial statements of foreign operations	-		-	-	-	-	-	-	(238)	(238)
Total comprehensive income for the year	-		-	-	-	-	-	152,861	(238)	152,623
Transfer to statutory reserve	-		-	-	-	-	10,242	(10,242)	-	-
Balance at December 31, 2009	61		507,888	(507,235)	58,989	98,300	39,732	307,600	(238)	505,097
Issuance of new shares	31		158,467	-	-	-	-	-	-	158,498
Warrants Exchange	20		(20)	-	-	-	-	-	-	-
Purchase of warrants	-		(6,803)	-	-	-	-	-	-	(6,803)
Transactions with owners	51		151,644	-	-	-	-	-	-	151,695
Net profit for the year	-		-	-	-	-	-	225,474	-	225,474
Other comprehensive income -Exchange loss on translation of financial statements of foreign operations	-		-	-	-	-	-	-	(27)	(27)
Total comprehensive income for the year	-		-	-	-	-	-	225,474	(27)	225,447
Transfer to statutory reserve	-		-	-	-	-	23,076	(23,076)	-	-
Balance at December 31, 2010	112		659,532	(507,235)	58,989	98,300	62,808	509,998	(265)	882,239
Issuance of new shares	12		(12)	-	-	-	-	-	-	-
Employee share-based payment options	-		-	-	-	17,295	-	-	-	17,295
Transactions with owners	12		(12)	-	-	17,295	-	-	-	17,295
Net profit for the year	-		-	-	-	-	-	294,439	-	294,439
Other comprehensive income -Exchange loss on translation of financial statements of foreign operations	-		-	-	-	-	-	-	(234)	(234)
Total comprehensive income for the year	-		-	-	-	-	-	294,439	(234)	294,205
Transfer to statutory reserve	-		-	-	-	-	31,800	(31,800)	-	-
Balance at December 31, 2011	124		659,520	(507,235)	58,989	115,595	94,608	772,637	(499)	1,193,739

* Amount less than RMB 1,000

The annexed notes form an integral part of and

should be read in conjunction with these Consolidated Financial Statements

China Ceramics Co., Ltd. and Its Subsidiaries

Consolidated Statements of Cash Flows

		For the year ended December 31,
		2011	2010	2009
	Notes	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Profit before taxation		400,504	304,071	212,148
Adjustments for
Amortization of land use rights	8/12	669	668	3
Depreciation of property, plant and equipment	8/11	48,410	30,195	15,628
Loss/(gain) on disposal of property, plant and equipment		1,155	(485)	(328)
Merger costs by share-based payment		-	-	14,100
Share-based compensation	23	17,295	-	-
Finance costs	7	11,067	6,170	1,375
Interest income	5	(494)	(377)	(402)
Operating profit before working capital changes		478,606	340,242	242,524
(Increase)/decrease in inventories		(114,564)	(51,086)	16,904
(Increase) in trade receivables		(190,233)	(12,136)	(74,992)
(Increase)/decrease in other receivables and prepayments		(17,470)	(4,623)	70
Increase in trade payables		74,301	40,578	31,956
(Decrease) in accrued liabilities and other payables		(2,381)	(29,869)	(7,686)
Cash generated from operations		228,259	283,106	208,776
Interest paid		(10,446)	(6,170)	(1,375)
Income tax paid		(93,586)	(72,695)	(47,781)
Net cash generated from operating activities		124,227	204,241	159,620
Cash flows from investing activities
Prepayment for the Gaoan facility acquisition	24	-	-	(145,384)
Proceed from disposal of property, plant and equipment		7,772	4,092	729
Acquisition of property, plant and equipment	11	(441,605)	(222,246)	(8,041)
Interest received		494	377	402
Acquisition of subsidiary, net of cash acquired	24	-	(36,311)	-
Net cash used in investing activities		(433,339)	(254,088)	(152,294)
Cash flows from financing activities
Bank borrowings obtained		173,000	72,700	42,300
Repayment of short-term loans		(85,000)	(62,200)	(28,100)
Cash acquired in reverse recapitalization		-	-	104,491
Payment of underwriting fee		-	-	(8,500)
Advances from a director		-	-	3,364
Public offering of new shares	20	-	159,551	0 *
Purchase of warrants	20	-	(6,803)	-
Dividend paid	22	-	-	(22,455)
Net cash generated from financing activities		88,000	163,248	91,100
Net (decrease)/increase in cash and cash equivalents		(221,112)	113,401	98,426
Cash and cash equivalents, beginning of year		263,495	150,121	51,606
Effect of foreign exchange rate differences		(234)	(27)	89
Cash and cash equivalents, end of year	16	42,149	263,495	150,121

* Amount less than RMB 1,000

The annexed notes form an integral part of and

should be read in conjunction with these Consolidated Financial Statements

1.	GENERAL INFORMATION

China Ceramics Co., Ltd. (“the Company” or “China Ceramics”) is a British Virgin Islands company operating under the BVI Business Companies Act (2004). Its predecessor company, China Holdings Acquisition Corp. (“CHAC”), was incorporated in Delaware on June 22, 2007, and was organized as a blank check company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that has its principal operations in Asia. The Company has no operations and has no assets or liabilities of consequence outside its investments in its operating subsidiaries.

On November 20, 2009, CHAC merged with and into China Ceramics, its wholly owned British Virgin Islands subsidiary, with China Ceramics surviving the merger (the “Redomestication”). On the same day, pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009 (the “acquisition agreement”), China Ceramics acquired all of the outstanding securities of Success Winner Limited (“Success Winner”) held by Mr. Wong Kung Tok in exchange for US$ 10.00 and 5,743,320 shares of China Ceramics (the “Success Winner Acquisition”). The total number of issued and outstanding shares of China Ceramics immediately after the acquisition was 8,950,171 (Note 20).

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

China Ceramics' holding structure as at December 31, 2011 is as follows:

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1           Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, (“IFRSs”) which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards and Interpretations issued by the International Accounting Standards Board (“IASB”).

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

The consolidated financial statements were approved and authorised for issue by the Board of Directors on March 30, 2012.

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

2.2           Basis of consolidation (continued)

The Hengdali Acquisition on January 8, 2010 has been accounted for as a business combination using the acquisition method. Hengdali is a subsidiary of the Group, and the Group has the power to govern the financial and operating policies which accompanies its shareholding of 100% of the voting rights in Hengdali. Therefore, Hengdali as a subsidiary is fully consolidated from January 8, 2010, the date on which control was transferred to the Group.

The accounting for the Hengdali Acquisition under the acquisition method, the Group treats the consideration transferred for the acquisition of Hengdali as the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in this business combination are measured initially at their fair values at the acquisition date.

The excess of the consideration transferred over the fair value of the identifiable net assets acquired is recorded as goodwill.

Inter-company transactions, balances and unrealised gains or losses on transactions between group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.3           Foreign currency translation

The functional currency of China Ceramics is the United States dollars (“US dollars” or “US$”). The functional currency of Success Winner, Stand Best, Hengda and Hengdali is Renminbi (“RMB”), as their principal operations are predominantly conducted in the People’s Republic of China (PRC) where the Group generates most of its revenue and incurs most of expenses. The financial statements are presented in Renminbi (to the nearest thousand), being the currency that best reflects the economic substance of the underlying events and circumstances relevant to the Group.

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

For the buildings owned collectively by the Group and other three companies, the cost of buildings are stated according to the amount paid by the Group for its part of buildings, which represents for the Group’s interests in the buildings.

All buildings are depreciated over their expected useful lives of 40 years.

Depreciation on other assets is provided to write off the cost less their residual values over their estimated useful lives, using the straight-line method, at the following rates per annum:

Buildings	10%
Plant and machinery	10%-20%
Motor vehicles	10%
Office equipment	10%-20%

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

2.8           Financial assets (continued)

Management reviewed all financial assets at reporting date and there is no objective evidence of impairment. If any such evidence exists, the impairment loss is measured and recognised as follows:

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

2.13           Provisions

Provisions for product warranties, legal disputes, onerous contracts or other claims are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

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

Share-based employee remuneration

The Group operates equity-settled share-based remuneration plans for its employees. None of the Group’s plans feature any options for a cash settlement.

All goods and services received in exchange for the grant of any share-based payment are measured at their fair values. Where employees are rewarded using share-based payments, the fair values of employees’ services are determined indirectly by reference to the fair value of the equity instruments granted. This fair value is appraised at the grant date and excludes the impact of non-market vesting conditions (for example profitability and sales growth targets and performance conditions).

All share-based remuneration is ultimately recognised as an expense in profit or loss with a corresponding credit to share-based payment reserve. If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest.

Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Estimates are subsequently revised if there is any indication that the number of share options expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognised in the current period. No adjustment is made to any expense recognised in prior periods if share options ultimately exercised are different to that estimated on vesting.

Upon exercise of share options, the proceeds received net of any directly attributable transaction costs up to the nominal value of the shares issued are allocated to share capital with any excess being recorded as share premium.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

2.21           Related parties

(a) A person, or a close member of that person’s family, is related to the group if that person:

(i) has control or joint control over the group;

(ii) has significant influence over the group; or

(iii) is a member of the key management personnel of the group or the group’s parent.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.21           Related parties (continued)

(b) An entity is related to the group if any of the following conditions applies:

(i) The entity and the group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii) Both entities are joint ventures of the same third party.

(iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v) The entity is a post-employment benefit plan for the benefit of employees of either the group or an entity related to the group.

(vi) The entity is controlled or jointly controlled by a person identified in (a).

(vii) A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

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

3.1           Adoption of new or amended IFRSs

In the current year, the Group has applied for the first time the following new standards, amendments and interpretations (the “new IFRSs”) issued by the IASB, which are relevant to and effective for the Group’s financial statements for the annual period beginning on January 1, 2011:

IAS 24	Related Party Disclosure

Various Annual improvements to IFRSs 2010

Other than as noted below, the adoption of the new IFRSs had no material impact on how the results and financial position for the current and prior periods have been prepared and presented.

IAS 24 (Revised 2008) Related Party Disclosure

On November 4, 2009, the IASB issued amendments to IAS 24 Related Party Disclosures. The revised Standard simplifies the disclosure requirements for entities that are controlled, jointly controlled or significantly influenced by a government (referred to as government related entities) and clarifies the definition of a related party. The application of the revised IFRSs in the current period has had no material effect on the amounts reported and disclosures set out in the consolidated financial statements.

3	CHANGES IN ACCOUNTING POLICIES (continued)

3.2     Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Group

At the date of authorisation of these financial statements, certain new standards, amendments and interpretations to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Group.

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

IFRS 9 Financial Instruments (IFRS 9)

The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning 1 January 2013. Further chapters dealing with impairment methodology and hedge accounting are still being developed. The Group’s management have yet to assess the impact of this new standard on the Group’s consolidated financial statements. However, they do not expect to implement IFRS 9 until all of its chapters have been published and they can comprehensively assess the impact of all changes.

Consolidation Standards

A package of consolidation standards are effective for annual periods beginning or after January 1, 2013. Information on these new standards is presented below. The Group’s management have yet to assess the impact of these new and revised standards on the Group’s consolidated financial statements.

IFRS 10 Consolidated Financial Statements (IFRS 10)

IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements (IAS 27) and SIC 12 Consolidation – Special Purpose Entities. It revised the definition of control together with accompanying guidance to identify an interest in a subsidiary. However, the requirements and mechanics of consolidation and the accounting for any non-controlling interests and changes in control remain the same.

IFRS 11 Joint Arrangements (IFRS 11)

IFRS 11 supersedes IAS 31 Interests in Joint Ventures (IAS 31). It aligns more closely the accounting by the investors with their rights and obligations relating to the joint arrangement. In addition, IAS 31’s option of using proportionate consolidation for joint ventures has been eliminated. IFRS 11 now requires the use of the equity accounting method, which is currently used for investments in associates.

IFRS 12 Disclosure of Interests in Other Entities (IFRS 12)

IFRS 12 integrates and makes consistent the disclosure requirements for various types of investments, including unconsolidated structured entities. It introduces new disclosure requirements about the risks to which an entity is exposed from its involvement with structured entities.

Consequential amendments to IAS 27 and IAS 28 Investments in Associates and Joint Ventures (IAS 28)

IAS 27 now only deals with separate financial statements. IAS 28 brings investments in joint ventures into its scope. However, IAS 28’s equity accounting methodology remains unchanged.

3	CHANGES IN ACCOUNTING POLICIES (continued)

3.2      Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Group (continued)

IFRS 13 Fair Value Measurement (IFRS 13)

IFRS 13 does not affect which items are required to be fair-valued, but clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It is applicable for annual periods beginning on or after January 1, 2013. The Group’s management have yet to assess the impact of this new standard.

Amendments to IAS 1 Presentation of Financial Statements (IAS 1 Amendments)

The IAS 1 Amendments require an entity to group items presented in other comprehensive income into those that, in accordance with other IFRSs: (a) will not be reclassified subsequently to profit or loss and (b) will be reclassified subsequently to profit or loss when specific conditions are met. It is applicable for annual periods beginning on or after July 1, 2012. The Group’s management expects this will change the current presentation of items in other comprehensive income; however, it will not affect the measurement or recognition of such items.

Amendments to IAS 19 Employee Benefits (IAS 19 Amendments)

The IAS 19 Amendments include a number of targeted improvements throughout the Standard. The main changes relate to defined benefit plans. They:

• eliminate the ‘corridor method’, requiring entities to recognise all gains and losses arising in the reporting period

• streamline the presentation of changes in plan assets and liabilities

• enhance the disclosure requirements, including information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in them.

The amended version of IAS 19 is effective for financial years beginning on or after January 1, 2013. The Group’s management have yet to assess the impact of this revised standard on the Group’s consolidated financial statements.

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

Depreciation of property, plant and equipment

Property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives. Management estimates the useful lives of property, plant and equipment to be within 5 to 40 years. The carrying amounts of the Group’s property, plant and equipment as at December 31, 2011, 2010 and 2009 were RMB 843,429,000, RMB 459,161,000, and RMB 64,184,000, respectively. Changes in the expected level of usage and technological developments could impact the economic useful lives and the residual values of these assets, therefore future depreciation charges could be revised.

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

Accounting for the equity-settled share-based payment to financial advisors

The management has measured its equity-settled share-based payment to some financial advisors indirectly at the cost of the equity instruments granted as the fair value of the services could not be estimated reliably

The management has determined this equity-settled share-based payment, together with the audit, legal and consulting fees incurred for the Success Winner Acquisition (Note 1), were all incremental transaction costs directly related to the reverse recapitalization transaction and has charged these costs directly to equity to the extent of net monetary assets received and charged the incremental transaction costs in excess of the net monetary assets received to expense.

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

Revenue comprises the fair value of the consideration received or receivable for the sale of goods. An analysis of the Group's revenue and other income is as follows:

	Year ended December 31,
	2011	2010	2009
	RMB'000	RMB'000	RMB'000
Revenue
Sale of goods	1,491,574	1,068,551	835,747

Other income
Sale of scrap materials	4,921	4,475	3,211
Interest income	494	377	402
Net foreign exchange gains/(losses)	7	(886)	122
	5,422	3,966	3,735

6.	MERGER COSTS

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

7.	FINANCE COSTS

Finance costs comprise interest expense on the Group’s bank borrowings:

	Year ended December 31,
	2011	2010	2009
	RMB'000	RMB'000	RMB'000
Interest on bank borrowings	11,067	6,170	1,375

8.	PROFIT BEFORE TAXATION

The Group's profit before taxation is arrived at after charging:

	Year ended December 31,
	2011	2010	2009
	RMB'000	RMB'000	RMB'000
Cost of inventories recognized as expense(1)	1,020,847	727,829	581,925
Depreciation expenses	48,410	30,195	15,628
Amortisation of land use rights	669	668	3
Directors' remuneration
- salaries and related cost	1,376	1,342	216
- retirement scheme contribution	13	10	5
- share-based payments	11,938	-	-
Key management personnel (other than directors)
- salaries and related cost	415	380	1,638
- retirement scheme contribution	9	7	7
- share-based payments	5,357	-	-
Research and development personnel
- salaries and related cost	1,228	1,023	851
- retirement scheme contribution	68	68	12
Other personnel
- salaries and related cost	64,074	45,788	35,557
- retirement scheme contribution	9,022	6,083	597
Operating lease expenses	11,855	12,526	12,899

(1)	Cost of inventories recognised as expense included staff costs, depreciation and amortisation expense, operating lease charges and research and development costs, which amount is also included in the respective total amounts disclosed separately for each of these types of expenses.

9.	INCOME TAX EXPENSE

	Year ended December 31,
	2011	2010	2009
	RMB'000	RMB'000	RMB'000
Current year provision-PRC Income Tax:
Current tax expense	106,100	78,631	59,287
Deferred tax expense	(35)	(34)	-
	106,065	78,597	59,287

No deferred tax has been provided at December 31, 2009 as the Group did not have any significant temporary differences which gave rise to a deferred tax asset or liability. As of December 31, 2011 and 2010, there were RMB 1.09 million and RMB 1.12 million defer tax liabilities, respectively, in respect of the temporary differences in depreciation expenses arising from the acquisition accounting for the Hengdali Acquisition.

Reconciliation between income tax expense and profit before taxation at applicable tax rates is as follows:

	Year ended December 31,
	2011	2010	2009
	RMB'000	RMB'000	RMB'000
Profit before taxation	400,504	304,071	212,148

Tax calculated at a tax rate of 25%	100,126	76,018	53,037
Tax effect on non-deductible expenses	137	-	3,525
Tax effect on different tax rate of group entities operation in other jurisdictions	5,802	2,579	2,725
	106,065	78,597	59,287

British Virgin Islands Profits Tax

The Group has not been subject to any taxation in this jurisdiction for the year ended December 31, 2011 (2009 and 2010: Nil).

Hong Kong Profits Tax

No Hong Kong profits tax has been provided as the Group has no assessable profit arising in Hong Kong for the year ended December 31, 2011 (2009 and 2010: Nil).

PRC Income Tax

Hengda and Hengdali determined and paid the corporate income tax in accordance with “PRC Enterprise Income Tax Law”, and the applicable income tax rate in this year is 25%.

Any dividend paid by a PRC entity to an overseas parent made out of profits earned after January 1, 2008 will be subject to up to 10% withholding tax. Hengda, the Group's PRC subsidiary, has cumulative undistributed earnings of RMB 334,275,000, RMB 541,961,000 and RMB 827,915,000 as of December 31, 2009, 2010 and 2011, which are included in consolidated retained earnings and will continue to be indefinitely reinvested in the PRC subsidiary's operations. Accordingly, no provision has been made for deferred taxes related to future repatriation of these earnings. If the Group were to distribute these cumulated earnings in the foreseeable future, the deferred tax liabilities of RMB 33,428,000, RMB 54,196,000 and RMB 82,792,000 would be recognised as of December 31, 2009, 2010 and 2011, respectively.

10.	EARNINGS PER SHARE (“EPS”)

Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the periods. Diluted EPS is computed similar to basic net income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted net earnings per share is based on the assumption that all dilutive warrants were exercised. Dilution is computed by applying the treasury stock method. Under this method, the warrants are assumed to be exercised at the date of the reverse recapitalization, and as if funds obtained thereby were used to purchase common stock at the average market price during the period. The following table presents a reconciliation of basic and diluted earnings per share:

	Years ended December 31,
	2011	2010	2009
Income (numerator):
Income attributable to holders of ordinary shares (RMB '000):	294,439	225,474	152,861

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic income per share	20,430,838	13,292,189	6,246,820
Plus incremental weighted average ordinary shares from assumed conversions of warrants using treasury stock method	-	-	215,604
Weighted average ordinary shares outstanding used in computing diluted income per share	20,430,838	13,292,189	6,462,424

Earnings per share-basic (RMB)	14.41	16.96	24.47

Earnings per share-diluted (RMB)	14.41	16.96	23.65

For the year ended December 31, 2011, there was no difference in the weighted- average number of ordinary shares used for basic and diluted, earnings per ordinary share as the warrants outstanding had no dilutive effect. As of December 31, 2011, there were 2,774,300 warrants outstandings, which could potentially have a dilutive impact in the future. The number of ordinary shares would be 21,028,302 if all of the warrants were exercised.

11.	PROPERTY, PLANT AND EQUIPMENT

	Buildings RMB'000	Plant and machinery RMB'000	Motor vehicles RMB'000	Office equipment RMB'000	Total RMB'000
Cost

At January 1, 2009	3,363	157,538	5,136	1,365	167,402
Additions	-	7,750	-	291	8,041
Disposals	-	(7,767)	-	(248)	(8,015)
At December 31, 2009	3,363	157,521	5,136	1,408	167,428
Additions	117,235	103,964	616	432	222,247
Acquisition through business combination	95,226	110,510	796	-	206,532
Disposals	-	(51,506)	-	-	(51,506)
At December 31, 2010	215,824	320,489	6,548	1,840	544,701
Additions	116,739	324,866	-	-	441,605
Disposals	-	(32,610)	-	-	(32,610)
At December 31, 2011	332,563	612,745	6,548	1,840	953,696

Accumulated depreciation

At January 1, 2009	746	91,935	1,794	755	95,230
Depreciation charge	112	14,805	488	223	15,628
Disposals	-	(7,379)	-	(235)	(7,614)
At December 31, 2009	858	99,361	2,282	743	103,244
Depreciation charge	3,388	26,055	494	258	30,195
Disposals	-	(47,899)	-	-	(47,899)
At December 31, 2010	4,246	77,517	2,776	1,001	85,540
Depreciation charge	6,462	41,140	608	200	48,410
Disposals	-	(23,683)	-	-	(23,683)
At December 31, 2011	10,708	94,974	3,384	1,201	110,267

Net book amount

At December 31, 2009	2,505	58,160	2,854	665	64,184

At December 31, 2010	211,578	242,972	3,772	839	459,161

At December 31, 2011	321,855	517,771	3,164	639	843,429

All property, plant and equipment held by the Group are located in the PRC.

The Group’s building including renovation, with a carrying value of approximately RMB 2,505,000 , RMB 2,393,000 and RMB 2,281,000 was pledged as securities to secure the Group’s interest-bearing bank borrowings at December 31, 2009, 2010 and 2011 respectively (Note 19).

For the buildings owned collectively by the Group and other three companies, the cost of buildings are stated according to the amount paid by the Group for its part of buildings, which represents for the Group’s interests in the buildings. Buildings are depreciated over their expected useful lives of 40 years. These buildings’ cost was RMB 3,363,000, and accumulated depreciation of these buildings was RMB 858,000, RMB 970,000 and RMB 1,082,000 at December 31, 2009, 2010 and 2011 respectively.

12.	LAND USE RIGHTS

	2011	2010	2009
	RMB'000	RMB'000	RMB'000
At beginning of the year
Cost	32,619	180	180
Accumulated amortisation	(683)	(15)	(12)
Net book amount	31,936	165	168

For the year
Opening net book amount	31,936	165	168
Acquisition through business combination	-	32,439	-
Amortisation	(669)	(668)	(3)
Net book amount	31,267	31,936	165

At end of the year
Cost	32,619	32,619	180
Accumulated amortisation	(1,352)	(683)	(15)
Net book amount	31,267	31,936	165

The land use rights of the Group refer to lands located in PRC which were pledged to the banks as securities for the Group’s interest-bearing bank borrowings at December 31, 2009, 2010 and 2011 respectively (Note 19).

13.	INVENTORIES

	As at December 31,
	2011	2010	2009
	RMB'000	RMB'000	RMB'000
At cost
Raw materials	51,267	33,360	15,825
Work in progress	6,228	6,243	5,050
Finished goods	234,286	137,614	93,783
	291,781	177,217	114,658

There has been no inventory write-off or allowance for inventory obsolescence for the years ended December 31, 2009, 2010, and 2011.

14.	TRADE RECEIVABLES

The Group’s trade receivables are denominated in Renminbi and non-interest bearing, and generally have credit terms within 90 days.

The aging analysis of the Group’s trade receivables is as follows:

	As at December 31,
	2011	2010	2009
	RMB'000	RMB'000	RMB'000
Current(within 90 days)	473,209	282,976	270,840

14.	TRADE RECEIVABLES (continued)

As at December 31, 2009, 2010 and 2011, trade receivables of RMB 270,840,000, RMB 282,976,000 and RMB 473,209,000 were neither past due nor impaired. These related to a large number of diversified customers for whom there was no recent history of default. All amounts are short-term. The net carrying value of trade receivables is considered a reasonable approximation of fair value. The Group does not hold any collateral as security for these receivables.

15.	OTHER RECEIVABLES AND PREPAYMENT

	As at December 31,
	2011	2010	2009
	RMB'000	RMB'000	RMB'000
Prepayment of acquisition cost for the Gaoan facility	-	-	145,384
Prepayments	8,679	1,973	-
Creditable Input VAT	17,698	6,934	-
Other	-	-	3,884
	26,377	8,907	149,268

As at December 31, 2009, 2010 and 2011, other receivables and prepayment of RMB 149,268,000, RMB 8,907,000 and RMB 26,377,000 were neither past due nor impaired. The net carrying value of these receivables is considered a reasonable approximation of fair value. The Group does not hold any collateral as security for these receivables.

16.	CASH AND BANK BALANCES

	As at December 31,
	2011	2010	2009
	RMB'000	RMB'000	RMB'000
Cash on hand	44	59	38
Cash at bank	42,105	263,436	150,083
	42,149	263,495	150,121

Cash and bank balances are denominated in the following currencies:

	As at December 31,
	2011	2009	2008
	RMB'000	RMB'000	RMB'000
Renminbi	40,120	195,710	78,316
Hong Kong dollars	1	13	13
US dollars	2,028	67,772	71,792
	42,149	263,495	150,121

Bank balances denominated in Renminbi are deposited with banks in the PRC and are not freely convertible to foreign currencies. The conversion of these RMB denominated balances into foreign currencies is subject to the foreign exchange control rules and regulations promulgated by the PRC Government.

As at December 31, 2011, bank balances denominated in US dollars with an amount equivalent to RMB 1,140,000 were deposited with banks in the United States of America, which are held by China Ceramics whose functional currency is US dollars. Bank balances denominated in US dollars with an amount equivalent to RMB 888,000 were deposited with banks in Hong Kong, which are held by Stand Best whose functional currency is Renminbi.

17.	TRADE PAYABLES

	As at December 31,
	2011	2010	2009
	RMB'000	RMB'000	RMB'000
Trade payables	252,682	178,382	126,251

Trade payables are denominated in Renminbi and generally have credit terms ranging within 120 days. The carrying values of trade payables is considered to be a reasonable approximation of fair value.

18.	ACCRUED LIABILITIES AND OTHER PAYABLES

	As at December 31,
	2011	2010	2009
	RMB'000	RMB'000	RMB'000
Amount owing to related parties	1,327	1,327	3,380
Sales discount payable	-	16,661	44,380
Accrued liabilities	22,022	13,320	10,843
Deposits payables	21,000	14,800	12,400
VAT payable	-	-	3,746
	44,349	46,108	74,749

Accrued liabilities and other payables are denominated in the following currencies:

	As at December 31,
	2011	2010	2009
	RMB'000	RMB'000	RMB'000
Renminbi	42,951	44,147	71,117
Hong Kong dollars	1,327	1,327	1,941
US dollars	71	634	1,691
	44,349	46,108	74,749

Amount owing to related parties relate to 1) payments made by a director on Hengda’s behalf for the purchase of motor vehicles owned by the Group and 2) advances from a shareholder to the Group for working capital purposes. The amount is interest free, unsecured and repayable on demand.

Accrued liabilities consist mainly of accrued rental, wages and utility expenses.

Deposits payables represent deposits from the Group’s distributors. The Group will usually request a deposit from RMB 400,000 to RMB 1,000,000 from new distributors upon signing a distributorship agreement.

The carrying values of these payables is considered to be a reasonable approximation of fair value.

19.	INTEREST- BEARING BANK BORROWINGS

	As at December 31,
	2011	2010	2009
	RMB'000	RMB'000	RMB'000
Short-term bank borrowings secured and repayable within one year	125,000	72,000	26,500
Long-term bank borrowings secured and repayable more than one year	60,000	25,000	-
	185,000	97,000	26,500

The Group's interest-bearing bank borrowings are pledged by the Group's buildings and land use rights (Note 11 and 12) and guaranteed by related parties (Note 25) and third parties . Short-term bank borrowings bear effective interests rates ranging from approximately 5.84% to 9.71%, 6.11% to 6.62% and 7.22% to 8.53% per annum during the years ended December 31, 2009, 2010 and 2011, respectively. Long-term bank borrowings bear effective interests rates ranging from approximately 6.62% and 7.32% to 7.65% per annum during the years ended December 31, 2010 and 2011, respectively.

The carrying amounts of interest-bearing bank borrowings are denominated in Renminbi.

20.	SHARE CAPITAL

As the Success Winner Acquisition (Note 1) was accounted for as a reverse recapitalization transaction, the equity structure (i.e. the number and type of equity interests issued) in the consolidated financial statements as of December 31, 2009, 2010 and 2011 reflects the equity structure of China Ceramics (the legal parent and accounting acquiree), including the equity interests China Ceramics issued to effect the combination.

The movement of the equity structure is as follows:

	2011		2010		2009
	(China Ceramics)		(China Ceramics)		(China Ceramics)
	Number	US$	Number	US$	Number	US$
	of shares	'000	of shares	'000	of shares	'000
Authorised
At January 1	51,000,000	51	51,000,000	51	41,000,000	41
Increase of authorised shares in connection with CHAC’s Redomestication	-	-	-	-	10,000,000	10
At December 31	51,000,000	51	51,000,000	51	51,000,000	51

20. SHARE CAPITAL (continued)

	2011			2010			2009
	(China Ceramics)			(China Ceramics)			(China Ceramics)
	Number	RMB		Number	RMB		Number	US$
	of shares	'000		of shares	'000		of shares	'000
Issued and fully paid:
At January 1	16,459,202	112		8,950,171	61		16,000,000	16.0
Issuance of ordinary shares to Mr. Wong Kung Tok for reverse recapitalization	-	-		-	-		5,743,320	5.7
Redemption and repurchase of shares in connection with the closing of the reverse recapitalization	-	-		-	-		(11,193,149)	(11.2)
Cancellation of CHAC founders' shares in connection with the closing of the reverse recapitalization	-	-		-	-		(1,600,000)	(1.6)
Issuance to Mr. Wong Kung Tok for achieving the 2009 performance threshold	-	-		1,214,127	8		-	-
Warrants exchange for ordinary shares	-	-		2,944,904	20		-	-
Issuance of ordinary shares in the new equity offering	-	-		3,350,000	23		-	-
Issuance to Mr. Wong Kung Tok for achieving the 2010 performance threshold	1,794,800	12		-	-		-	-
At December 31	18,254,002	124	(3)	16,459,202	112	(2)	8,950,171	8.9 (1)

(1) RMB equivalent 61,000

(2) US$ equivalent 17,000

(3)US$ equivalent 18,000

On November 21, 2007, CHAC consummated its initial public offering, or IPO, of 12,800,000 units, including 800,000 units subject to an over-allotment option, with each unit consisting of one ordinary share, US$ 0.001 par value per share, and one warrant to purchase one ordinary share at an exercise price of US$ 7.50 per share. The units were sold at an offering price of US$ 10.00 per unit, generating total gross proceeds of US$ 128,000,000. Simultaneously with the consummation of the IPO, CHAC consummated the private sale of 2,750,000 warrants to CHAC’s founders at a price of US$ 1.00 per warrant, generating total proceeds of US$ 2,750,000. CHAC’s founders had 3,200,000 ordinary shares as founding shares.

All ordinary shares are equally eligible to receive dividends and represent one vote at shareholders’ meetings of the Company.

Each warrant entitles the holder to purchase shares at US$ 7.50 per share, subject to adjustment in the event of stock dividends and splits, reclassifications, combinations and similar events for a period commencing on the later of: (a) completion of the business combination and (b) one year from the closing date of the IPO, and ending November 16, 2012. China Ceramics may call the warrants for redemption, in whole and not in part at a price of US$ 0.01 per warrant at any time after the warrants become exercisable, upon not less than 30 days’ prior written notice of redemption to each warrant holder, and if, and only if, the reported last sale price of the shares equals or exceeds US$ 14.25 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders.

20.	SHARE CAPITAL (continued)

On November 20, 2009, pursuant to the acquisition agreement, China Ceramics acquired all of the issued and outstanding shares of Success Winner held by Mr. Wong Kung Tok in exchange for US$ 10.00 and 5,743,320 shares of China Ceramics. In addition, 8,185,763 shares of China Ceramics were placed in escrow (the “Contingent Shares”) and will be released to Mr. Wong Kung Tok in the event certain earnings and stock price thresholds are achieved. Of the Contingent Shares, up to 5,185,763 Contingent Shares would be released based on achieving growth in either net earnings before tax or net earnings after tax, depending on the year, following the completion of an annual audit. Additionally, 3,000,000 Contingent Shares will be released if China Ceramics shares close at or above certain share price targets for any twenty trading days within a thirty trading day period prior to April 30, 2012. The Contingent Shares will be released without regard to continued employment and are only contingent on future earnings and the stock price of China Ceramics. On May 24, 2010, the Group issued 1,214,127 shares to Mr. Wong Kung Tok based on the audited earning before tax result for the fiscal year 2009. On April 7, 2011, the Group issued 1,794,800 shares to Mr. Wong Kung Tok based on the audited earning before tax result for the fiscal year 2010. The issuance of the contingent shares is accounted for as a stock dividend.

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

On May 25, 2010, the Company purchased 996,051 public warrants from four warrant holders (all managed by a single entity) at a price of US$ 1.00 per warrant in a privately negotiated transaction. The total amount paid to purchase the public warrants was US$ 996,051 (RMB equivalent 6,803,000) and has been deducted from shareholders’ equity.

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

On November 24, 2010, the Company closed an underwritten public offering of 3,350,000 shares at a price of US$ 7.75 per share for an aggregate of approximately RMB 172.7 million gross proceeds. The total net proceeds of the offering to the Company, after deduction of underwriters' commissions and discounts and estimated transaction expenses, was approximately RMB 159.6 million.

As at December 31, 2011, China Ceramics' issued and outstanding equity instruments included 18,254,002 ordinary shares, US$ 0.001 par value per share, and 2,774,300 warrants with the carrying value of US$ 18,000 and RMB equivalent 124,000.

21.	RESERVES

a)	Statutory reserve

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

Share-based payment reserve also represents the equity-settled share options granted to employees (Note 23). The reserve is made up of the cumulative value of services received from employees recorded over the vesting period commencing from the grant date of equity-settled share options, and is reduced by the expiry or exercise of the share options.

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

23.	SHARE-BASED EMPLOYEE REMUNERATION

On December 27, 2010, the shareholders of the Group approved the 2010 Incentive Compensation Plan (“the Plan”) at the annual meeting, which was designed to retain directors and senior management. In accordance with the Plan, the Group granted an aggregate of 1,130,000 stock options to Huang Jia Dong, Su Pei Zhi, Su Wei Feng, Hen Man Edmund, Paul K. Kelly, Cheng Yan Davis, Ding Wei Dong and William L. Stulginsky, upon the approval by the Board of Directors on January 27, 2011, the grant date. The share options are valid for a period of 5 years from January 27, 2011 to January 27, 2016.

Share options and weighted average exercise prices are as follows for the reporting periods presented:

	Incentive Compensation Plan
	Number of shares	Weighted average exercise price
		US$
Granted	1,130,000	7.65
Forfeited	-	-
Exercised	-	-
Outstanding at December 31, 2011	1,130,000	7.65
Exercisable at December 31, 2011	282,500	7.65

The total fair value of the share options granted under the Plan is RMB 25,643,000 (US$ 3,978,000). The fair values of options granted were determined using a variation of the Black-Scholes Option Pricing Model that takes into account factors specific to the share incentive plans, such as the vesting period. The following principal assumptions were used in the valuation:

Incentive Compensation Plan
Grant date	January 27, 2011
Vesting period ends	January 27, 2014
Share price at date of grant(US$)	7.65
Volatility	65%
Option life	5 years
Dividend yield	0%
Risk-free investment rate	1.98%
Fair value at grant date (US$)	3.52
Exercise price at date of grant (US$)	7.65
Exercisable from / to	January 27, 2011/ January 27, 2016
Weighted average remaining contractual life	3.25 years

The underlying expected volatility was determined by reference to historical data of the Group’s shares over a period of time since its flotation on the Stock Exchange. No special features inherent to the options granted were incorporated into measurement of fair value.

For the year ended December 31, 2011 RMB 17.3 million (US$ 2.7 million) of employee remuneration expense (all of which related to equity-settled share-based payment transactions) has been included in profit or loss and credited to share-based payment reserve.

24.	BUSINESS COMBINATIONS

On January 8, 2010, the Group consummated the acquisition of all voting equity interests of Hengdali, a company that manufactures and sells ceramics tiles used for exterior siding and for interior flooring, for a total cash consideration of RMB 185,517,000. The acquisition is intended to increase the Group’s production capacity and reduce cost through economies of scale.

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

The acquired business contributed approximately revenue of RMB 243,495,000 and net profit of RMB 65,802,000 to the Group for the period from January 8, 2010 to December 31, 2010.

The revenue and net profit of the combined group as if the business combination had been completed on January 1, 2010 were approximately RMB 1,068,551,000 and RMB 225,212,000.

25.	SIGNIFICANT RELATED PARTY TRANSACTIONS

Other than the related party information disclosed elsewhere in the Consolidated Financial Statements, the following are significant related party transactions entered into between the Group and its related parties at agreed rates:

	Year ended December 31,
	2011	2010	2009
	RMB'000	RMB'000	RMB'000
Service fee paid to Stuart Management Co.	542	564	48

Mr. Huang Jia Dong, the founder and Chairman of Hengda and the Chief Executive Officer and one of our directors, and Mr. Wong Kung Tok, a shareholder of the Group, provide working capital loans to the Group from time to time during the normal course of the business. These loans amounted to RMB 3,380,000 (US$ 494,000), RMB 1,327,000 (US$ 201,000) and RMB 1,327,000 (US$ 211,000) in 2009, 2010 and 2011, respectively. These loans are interest free, unsecured and repayable on demand. They remain outstanding as of December 31, 2011. Mr. Huang and Mr. Wong are brothers-in-law.

Pursuant to an administrative services agreement dated as of December 1, 2009 between China Ceramics and Stuart Management Co., an affiliate of Paul K. Kelly, Chairman of the board of directors, China Ceramics will pay US$ 7,000 a month to Stuart Management Co. for administrative services beginning on December 1, 2009 for a term of one year, and the agreement shall automatically renew for another successive year unless either party notifies the other of its intent not to renew.

As of December 31, 2011, the Group has the exclusive right to use 11 design patents through our chief executive officer, Huang Jia Dong. Huang Jia Dong has licensed to the Group, for no consideration, the exclusive right to use PRC design patents owned by him during the terms of each of the patents.

Mr. Huang Jia Dong, director and chief executive officer and Su Pei Zhi, director and sales deputy general manager provide the guarantee to the Group for the loans. The guarantee amounted to RMB 30,000,000 (US$ 4,388,000), RMB 142,000,000 (US$ 21,515,000) and RMB 180,000,000 (US$ 28,599,000) as of December 31, 2009, 2010 and 2011, respectively.

26.	COMMITMENTS

a)	Operating lease commitments

The Group leases production factories, warehouses and employees’ hostel from non-related parties under non-cancellable operating lease arrangements. The leases have varying terms and the total future minimum lease payments of the Group under non-cancellable operating leases for assets are as follows:

	Year ended December 31,
	2011	2010	2009
	RMB'000	RMB'000	RMB'000
Not later than one year	10,581	10,645	7,366
Longer than one year and not later than five years	25,128	29,788	2,431
	35,709	40,433	9,797

26.	COMMITMENTS (continued)

The leases typically run for an initial period of three to five years, with an option to renew the lease when all terms are renegotiated. Lease payments are usually increased every five years to reflect market rentals. None of the leases includes contingent rentals.

b)	Capital commitments

The Group’s capital expenditures primarily consist of expenditures on property, plant and equipment. In the year ended December 31, 2011, the Group complete Phase I and phase II of the Hengdali facility expansion and the phase III of the Hengdali facility will be completed in 2012. Capital expenditures contracted for at the balance sheet date but not recognized in the financial statements are as follows:

	Year ended December 31,
	2011	2010	2009
	RMB'000	RMB'000	RMB'000
Property, plant and equipment	1,392	85,710	-

c)	Other commitments

The Group had the following additional commitments:

	Year ended December 31,
	2011	2010	2009
	RMB'000	RMB'000	RMB'000
Advertising and insurance expenditure contracted but not provided for in the financial statements	3,270	2,400	6,900

27.	FINANCIAL RISK MANAGEMENT OBJECTIVES – POLICIES

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

There has been no change to the Group’s exposure to these financial risks or the manner in which it manages and measures the risk.

27.	FINANCIAL RISK MANAGEMENT OBJECTIVES – POLICIES (continued)

(i)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group’s exposure to credit risk arises primarily from bank balances and trade receivables. For trade receivables, the Group adopts the policy of dealing only with customers of appropriate credit history to mitigate credit risk. For other financial assets, the Group adopts the policy of dealing only with high credit quality counterparties.

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

The Group has significant concentration of credit risk as the Group’s top three largest trade receivables represent approximately 16%, 10% and 8% of the trade receivable balance as at December 31, 2009, 2010 and 2011, respectively.

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

27.	FINANCIAL RISK MANAGEMENT OBJECTIVES – POLICIES (continued)

The Group’s financial liabilities, including trade payables, accrued liabilities and other payables and bank borrowings, for the years ended December 31, 2009, 2010 and 2011, have maturity periods of less than 1 year or on demand from the respective statement of financial position dates.

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

As at December 31, 2009, 2010 and 2011, all of the Group’s monetary assets and monetary liabilities were denominated in RMB except for certain insignificant amount of bank balances (Note 16) and other payables (Note 18) which were denominated in foreign currencies.

In the opinion of the management, the Group does not have any significant currency exposure. Accordingly, the Group has not used any financial instrument to hedge its foreign currency risk as its risk exposure is considered to be minimal.

The management monitors its exposure to currency risk on an on-going basis and endeavors to keep the net exposure at an acceptable parameter.

27.	FINANCIAL RISK MANAGEMENT OBJECTIVES – POLICIES (continued)

(v)	Price risk

Price risk is the risk that the value of a financial instrument will fluctuate due to changes in market prices.

The Group does not hold any quoted or marketable financial instrument, hence is not exposed to any movement in market prices.

28.	CAPITAL MANAGEMENT

The Group’s objectives when managing capital are:

(i)	To safeguard the Group’s ability to continue as a going concern and to be able to service its debts when they are due;

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

The Group is not subject to externally imposed capital requirements, except for, as disclosed in Note 21(a), the Group’s PRC subsidiary is required by the Foreign Enterprise Law of the PRC to contribute to and maintain a non-distributable statutory reserve fund whose utilisation is subject to approval by the Board of Directors. This externally imposed capital requirement has been complied with by the PRC subsidiary for the financial years ended December 31, 2009, 2010 and 2011.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, increase share capital, obtain new borrowings or sell assets to reduce debt.

There were no changes in the Group’s overall approach to capital management during the report periods.

29.	FINANCIAL INSTRUMENTS

As at December 31, 2009, 2010 and 2011, the Group's financial instruments mainly consisted of cash and bank balances, trade receivables, other receivables, trade payables, accrued liabilities, other payables and bank borrowings.

Fair value

The carrying amounts of financial assets and financial liabilities with a maturity of less than one year approximate their fair values.

The Group does not anticipate that the carrying amounts recorded at the statement of financial position date would be significantly different from the values that would eventually be received or settled.

As at December 31, 2011, the Group's financial instruments also included the ordinary shares and warrants issued by China Ceramics (Note 20). Both are considered equity instruments and were recorded at the net proceeds from the issuance of these instruments. They are not remeasured after initial recognition.

