Form 20-F
period 2012-12-31
China Ceramics Co., Ltd
filed 2013-04-24
CIK 1470683

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012.

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

SHARES, PAR VALUE $0.001

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

On December 31, 2012, the issuer had 20,430,838 shares outstanding.

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

Table of Contents continued

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

All references to “Renminbi,” “RMB” or “yuan” are to the legal currency of the People’s Republic of China, and all references to “U.S. dollars,” “dollars,” “$” are to the legal currency of the United States. This Report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 19, 2013, the buying rate announced by the Federal Reserve Statistical Release was RMB 6.1772 to $1.00.

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

The following selected consolidated financial data as of and for the years ended December 31, 2012, 2011, 2010 have been derived from the audited consolidated financial statements of China Ceramics included in this Annual Report and the financial data as of and for the years ended December 31, 2009 and 2008 have been derived from previously filed audited consolidated financial statements. This information is only a summary and should be read together with the consolidated financial statements, the related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of China Ceramics” and other financial information included in this Annual Report.

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

CHINA CERAMICS CO., LTD. AND SUBSIDIARIES

Selected Consolidated Financial Data

(RMB in Thousands Except per Share and Operating Data)

	As of December 31
	2012	2011	2010	2009	2008
Consolidated Statements of Financial Position Data
Cash and cash equivalents	89,448	42,149	263,495	150,121	51,606
Total current assets	840,028	833,516	732,595	684,887	382,380
Total assets	1,671,403	1,711,947	1,227,427	749,236	454,720
Total current liabilities	177,161	457,121	319,066	244,139	201,269
Long-term obligations	51,052	61,087	26,122	-	-
Total liabilities	228,213	518,208	345,188	244,139	201,269
Total equity	1,443,190	1,193,739	882,239	505,097	253,451
Outstanding shares	20,430,838	18,254,002	16,459,202	8,950,165	-

	For the years ended December 31,
	2012	2011	2010	2009	2008
Consolidated Statement of Comprehensive Income Data

Revenues	1,444,891	1,491,574	1,068,551	835,747	737,182

Gross profit	380,999	467,238	338,975	253,217	203,852

Operating income	330,328	398,260	300,105	208,413	186,359

Profit before taxation	328,763	400,504	304,071	212,148	189,060

Profit attributable to shareholders	243,831	294,439	225,474	152,861	165,033

Earnings per share –
Basic	11.93	14.41	16.96	24.47	28.73
Diluted	11.93	14.41	16.96	23.65	28.73

Weighted average shares outstanding –
Basic	20,430,838	20,430,838	13,292,189	6,246,820	5,743,320
Diluted	20,430,838	20,430,838	13,292,189	6,462,424	5,743,320

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On April 19, 2013, the buying rate announced by Federal Reserve Statistical Release was RMB 6.1772 to $1.00.

	Spot Exchange Rate
Period	Period Ended	Average (1)	Low	High
	(RMB per US$1.00)
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8295	6.8180	6.8395
2010	6.6000	6.7603	6.6000	6.8305
2011	6.2939	6.4475	6.2939	6.6017
2012	6.2301	6.3093	6.2221	6.3879
September	6.2848	6.3200	6.2848	6.3465
October	6.2372	6.2627	6.2372	6.2877
November	6.2265	6.2338	6.2221	6.2454
December	6.2301	6.2328	6.2251	6.2358
2012	6.2226	6.2976	6.2221	6.3879
January	6.2186	6.2215	6.2186	6.2303
February	6.2213	6.2323	6.2226	6.2438
March	6.2108	6.2154	6.2105	6.2246

Source: Federal Reserve Statistical Release

(1)	Annual averages, lows, and highs are calculated from month-end rates. Monthly averages, lows, and highs are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

You should carefully consider the following risk factors, together with all of the other information included in this annual report.

Risk Factors Relating to Our Business

We generate a large percentage of our revenues from a limited number of customers and our business will suffer if sales to such customers decline.

Our five largest customers accounted for an aggregate of 13.8%, 13.2%, and 18.4% of our total revenue in fiscal years 2010, 2011 and 2012, respectively. We are particularly exposed to the credit risks of these customers as defaults in payment by our major customers would have a significant impact on our cash flows and financial results. Our agreements with our major customers do not specify minimum sales volume. There is no assurance that we will continue to retain these customers or that they will continue to purchase our products at their current levels in the future. If there is any reduction or cancellation of purchase orders by these customers for any reason, including a fall in demand from our customers’ downstream developer clients, or a termination of relationship with these customers, our revenues will be negatively impacted.

Payment defaults by the customers to whom we extend credit would harm our cash flows and results.

Our financial position and profitability is dependent on the creditworthiness of our customers. We are exposed to the credit risks of our customers and this risk increases the larger the orders are. We usually offer our customers credit terms of approximately 90 to 150 days. Although there has not been any material collection problem for trade receivables or bad debts in the last three fiscal years, there is no assurance that we will not encounter doubtful or bad debts in the future. We have not established any bad debt reserves to mitigate the financial impact of uncollected accounts receivable. Should we experience any unexpected delay or difficulty in collecting receivables from our customers, our cash flows and financial results may be adversely affected.

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

In fiscal years 2010, 2011, and 2012 our cost of raw materials, which consist of clay (comprising mainly of kaolin, flint and feldspar), coal (used to heat our kilns), coloring materials and glazing materials, accounted for approximately 67.4%, 71.5% and 70.9% of our total cost of sales, respectively. The price of clay, coal, coloring materials and glazing materials may fluctuate due to factors such as global supply and demand for such raw materials and changes in global economic conditions. Coal accounted for approximately 30.0%, 29.2% and 27.9% of our total raw material costs in fiscal years 2010, 2011 and 2012 respectively. Any shortages or interruptions in the supply of clay, coal, coloring materials or glazing materials will result in an increase in the cost of production, thus increasing our cost of sales. If we are not able to pass on such an increase to our customers or are unable to find alternative sources of clay, coal, coloring materials, or glazing materials or appropriate substitute raw materials at comparable prices, our operations and financial performance will be adversely affected.

We had a material weakness in our internal control in financial reporting for the year ended December 31, 2012, which could result in our financial statements not being prepared properly.

Our management identified a material weakness and concluded that our internal controls over financial reporting were not effective as of December 31, 2012. A material weakness (within the meaning of PCAOB Auditing Standard No. 5) is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The Company’s management determined that the Company’s oversight of complex transactions is not effective. Specifically, the analysis by management of certain transactions and the supporting documentation generated were not sufficiently detailed to fulfill the requirements of IFRS as issued by the IASB. From time to time the Company will encounter non-routine accounting transactions that require a high level of technical accounting expertise. Non-routine accounting transactions will likely increase in frequency as the Company continues to grow and expand its operations.

A material weakness makes it a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. In the event that the material weakness described above led to our financial statements not being prepared properly (which we currently do not believe to be the case), we would be required to restate our financial statements, which could result in a decline in our stock price.

We are dependent on our management team and any loss of our key management personnel without timely and suitable replacements may reduce our revenues and profits.

Our chief executive officer, Huang Jia Dong, and our Sales Deputy General Manager, Su Pei Zhi, have worked with our company since founding it over eighteen years ago. Accordingly, our success is dependent to a large extent on our ability to retain Messrs. Huang and Su, who are responsible for formulating and implementing our growth, corporate development and overall business strategies. Mr. Huang currently beneficially owns 8,345,308 shares in us. Mr. Su currently does not own any shares or any other equity investment in us. Our business is also dependent on our executive officers who are responsible for implementing our business plans and driving growth. Please refer to “Directors, Senior Management and Employees” herein for more information about our directors and officers.

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

We intend to expand our market presence and explore opportunities in strategic investments or alliances and acquisitions. These initiatives involve various risks including, but not limited to, the investment costs in setting up new offices and sales offices and working capital requirements. There is no assurance that any future plan can be successfully implemented as the successful execution could depend on several factors, some of which are not within our control. Failure to successfully implement our future plans or to effectively manage costs may lead to a material adverse change in our operating environment or affect our ability to respond to market or industry changes, resulting in reduced financial performance.

Due to reduced demand for our products, we are currently operating our facilities at significantly less than our maximum capacity, which could reduce our profitability.

Our facilities currently provide an aggregate annual maximum production capacity of approximately 72 million square meters. However, due to a reduction in demand, we are currently utilizing production facilities capable of producing only 46 million square meters. In addition, we currently have fourteen production lines of which only twelve were utilized in 2012. The fact that a significant portion of our facilities are not being used means that our net income will be significantly less than it would otherwise be because we must maintain those unused facilities even though they are not currently being productive. In addition, if our facilities remain idle for an extended period of time, we may be required to take an impairment charge on our financial statements.

We have recently significantly discounted our products in order to maintain market share, which will reduce our revenues and net income.

In order to maintain our market share, we significantly reduced the selling price of certain of our products at the end of 2012 and the beginning of 2013. Although we anticipate that such reductions were short-term, our revenues and net income for those periods were lower than they would otherwise be due to such reductions. In addition, if clients grow accustomed to such significant reductions, we may need to offer significant discounts in the future, which could reduce our net income and revenues long term.

We may lose revenue if our intellectual property rights are not protected and counterfeit HD, Hengda, HDL, Hengdeli, WULIQIAO, TOERTO or Pottery Capital of Tang Dynasty brand products are sold in the market.

We believe our intellectual property rights are important to our success and competitive position. A portion of our products are manufactured and marketed under our “HD” or “Hengda,” “HDL” or “Hengdeli,” “Pottery Capital of Tang Dynasty”, “TOERTO” and “WULIQIAO” labels. We have filed our labels as trademarks in the PRC. Before 13 April, 2011, WULIQIAO was a trademark owned by Fujian Province Jinjiang City Hengda Construction Materials Co., Ltd. Hengda signed a Trademark Licensing Contract with Fujian Province Jinjiang City Hengda Construction Materials Co., Ltd. and has been was licensed the exclusive right to use WULIQIAO during the terms of that trademark. Since 13 April, 2011, WULIQIAO has been transferred to Hengdali, according to Certificate of Approved Transference of Trademark issued on 13 April 2011 by Trademark Office of the State Administration for Industry & Commerce of the P.R. China. In addition, we own eight utility model patents and have certain trade secrets and unpatented proprietary technology. We cannot assure you that there will not be any unauthorized usage or misuse of our trademarks and patent rights or that our intellectual property rights will be adequately protected as it may be difficult and costly to monitor any infringements of our intellectual property rights in the PRC. If we cannot adequately protect our intellectual property, we may lose revenue.

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

Our independent registered public accounting firm’s audit documentation related to their audit reports included in this annual report may be located in the People’s Republic of China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the applicable laws of the United States and professional standards. Because the audit documentation relating to our auditor’s audit report is located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, such auditor, like other independent registered public accounting firms operating in China, is not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audit documentation located in China and its related quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections. On December 3, 2012, the SEC issued an order instituting administrative proceedings against five of the largest global public accounting firms relating to work performed in the PRC and such firms’ failure to provide audit workpapers to the SEC in this regard. An extension concerning a decision in this matter has been granted until October 2013. We cannot predict the outcome of this matter or the effect it may have on our ability to make timely filings with the SEC.

Risk Factors Relating to Operations In China

We are dependent on political, economic, regulatory and social conditions in the PRC.

Approximately 93.1% of our revenue in each of the last three fiscal years was derived from the PRC market and we anticipate that the PRC market will continue to be the major source of revenue for the foreseeable future. Accordingly, any significant slowdown in the PRC economy or decline in demand for our products from our customers in the PRC will have an adverse effect on our business and financial performance. Furthermore, as our operations and production facilities are located in the PRC, any unfavorable changes in the social and/or political conditions may also adversely affect our business and operations.

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

As our production and operations are carried out in the PRC, we are subject to certain PRC laws and regulations. In addition, being a wholly foreign-owned enterprise, we are required to comply with certain additional laws and regulations. Pursuant to PRC laws and regulations, the breach or non-compliance with such laws and regulations may result in the PRC authorities suspending, withdrawing or terminating our business license, causing us to cease production of all or certain of our products, and this would materially and adversely affect our business and financial performance.

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

Our shares are not actively traded and the price of our shares is volatile, and this volatility may continue. For instance, since the completion of the business combination through March 31, 2013, the closing price of our shares ranged between $9.95 and $1.33. Although our shares began trading on the NASDAQ Capital Market on November 3, 2010 under the symbol “CCCL,” and began trading on the NASDAQ Global Market on January 18, 2011, we cannot assure you that such listing will improve volume, reduce volatility and stabilize our share price.

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

Section 7874(b) of the Internal Revenue Code of 1986, as amended (the “Code”) generally provides that a corporation organized outside the United States that acquires, directly or indirectly, pursuant to a plan or series of related transactions substantially all of the assets of a corporation organized in the United States will be treated as a domestic corporation for U.S. federal income tax purposes if shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% (of either the voting power or the value) of the stock of the acquiring corporation after the acquisition. Under regulations promulgated under Section 7874, a warrant holder of either the acquired corporation or the acquiring corporation generally is treated for this purpose as owning stock of the acquired corporation or the acquiring corporation, as the case may be, with a value equal to the excess of the value of the shares underlying the warrant over the exercise price of the warrant. If Section 7874(b) were to apply to the Redomestication, then, among other things, China Ceramics, as the surviving entity, would be subject to U.S. federal income tax on its worldwide taxable income following the Redomestication and the Business Combination as if China Ceramics were a domestic corporation.

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

In general, China Ceramics will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income (including its pro rata share of the gross income of its 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (including its pro rata share of the assets of its 25% or more-owned corporate subsidiaries) produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If China Ceramics is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section entitled “Taxation—United States Federal Income Taxation—General”) of its securities, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of securities of China Ceramics or the receipt of certain excess distributions from China Ceramics and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of China Ceramics and its subsidiaries during its 2012 taxable year, China Ceramics does not believe that it was treated as a PFIC for such year. However, because China Ceramics has not performed a definitive analysis as to its PFIC status for its 2012 taxable year, there can be no assurance in respect to its PFIC status for such year. There also can be no assurance with respect to China Ceramics’ status as a PFIC for its current (2013) taxable year or any future taxable year. U.S. Holders of securities of China Ceramics are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section entitled “Taxation—United States Federal Income Taxation—U.S. Holders—Passive Foreign Investment Company Rules.”

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

Moreover, the State Administration of Taxation, or “SAT,” released Circular Guoshuihan No. 698, or Circular 698, on December 10, 2009 that reinforces the taxation of certain equity transfers by non-resident investors through overseas holding vehicles. Circular 698 addresses indirect equity transfers as well as other issues. Circular 698 is retroactively effective from January 1, 2008. According to Circular 698, where a non-resident investor who indirectly holds an equity interest in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers an equity interest in the PRC resident enterprise by selling an equity interest in the offshore holding company, and the latter is located in a country or jurisdiction where the actual tax burden is less than 12.5% or where the offshore income of its residents is not taxable, the non-resident investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days of the execution of the equity transfer agreement. The tax authorities in charge will evaluate the offshore transaction for tax purposes. In the event that the tax authorities determine that such transfer is abusing forms of business organization and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form. A reasonable commercial purpose may be established when the overall international (including U.S.) offshore structure is set up to comply with the requirements of supervising authorities of international (including U.S.) capital markets. If the SAT’s challenge of a transfer is successful, it may deny the existence of the offshore holding company that is used for tax planning purposes and subject the non-resident investor to PRC tax on the capital gain from such transfer. Since Circular 698 has a short history, there is uncertainty as to its application. We (or a non-resident investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we (or such non-resident investor) should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations (or such non-resident investor’s investment in us).

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

The market price for our shares has been and may continue to be volatile.

The market price for our shares is has been and is likely to continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

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

Volatility in the price of our shares may result in shareholder litigation that could in turn result in substantial costs and a diversion of our management’s attention and resources.

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

Although we currently plan to pay a dividend in July 2013 and January 2014, we may cancel such dividend or decide not to declare a dividend in future periods, in which case, shareholders will benefit from an investment in our shares only if those share appreciate in value.

Although we currently plan to pay a dividend in July 2013 and January 2014, we may cancel such dividend or decide not to declare a dividend in future periods. The declaration and payment of cash dividends is at the discretion of our board of directors and will depend on factors our board of directors deems relevant, including among others, our results of operations, financial condition and cash requirements, business prospects, and the terms of our credit facilities, if any, and any other financing arrangements. If we choose not to pay out the currently planned dividends or if we choose not to declare dividends in the future, realization of a gain on shareholders’ investments will depend on the appreciation of the price of our shares, and there is no guarantee that our shares will appreciate in value.

We may not be able to pay any dividends on our shares in the future due to British Virgin Islands law.

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

The total maximum annual production capacity from our two facilities is 72 million square meters of ceramic tiles as of December 31, 2012. However, due to current economic conditions, we are currently utilizing production facilities capable of producing 46 million square meters.

The following chart reflects our organizational structure as of December 31, 2012:

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

The Business Combination

Pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, on November 20, 2009, CHAC merged with and into China Ceramics, its wholly owned British Virgin Islands subsidiary, and, immediately thereafter, and as part of the same integrated transaction, China Ceramics acquired all of the issued and outstanding shares of Success Winner held by its former shareholder in exchange for $10.00 and 5,743,320 shares of China Ceramics shares. In addition, 8,185,763 shares of the China Ceramics shares were placed in escrow (the “Contingent Shares”) to be released to the seller in the event certain earnings and stock price thresholds were achieved. Of the Contingent Shares, 5,185,763 Contingent Shares were released based on our achieving growth in either net earnings before tax or net earnings after tax, depending on the year. 3,000,000 Contingent Shares that were eligible to be released if China Ceramics shares closed at or above certain share price targets for any twenty trading days within a thirty trading day period prior to April 30, 2012 were canceled because we did not meet applicable price targets. We currently have 20,430,838 issued and outstanding shares.

Concurrent with the Business Combination, we redeemed and purchased an aggregate of 11,193,149 of our shares from our public stockholders for an aggregate purchase price of approximately $109.6 million (in transactions intended to assure the successful completion of the Business Combination). Such shares were voted in favor of the Business Combination and the other related proposals.

On November 16, 2012 all of our share purchase warrants expired and ceased to trade.

China Ceramics’ registered office is c/o Harneys Corporate Services Limited of Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

B.	Business Overview

History and Current Business

Overview

We are a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles, sold under the “HD” or “Hengda,” “HDL” or “Hengdeli”, “Pottery Capital of Tang Dynasty”, “TOERTO” and  ”WULIQIAO” brands are available in over two thousand styles, colors and size combinations. Currently, we have six principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, (v) ultra-thin tiles and (vi) polished glazed tiles. Porcelain tiles are our best-selling products, accounting for over 68.4% of our total revenue in 2012.

Ceramic tiles are widely used in the PRC as a construction material for residential and commercial buildings. Ceramic tiles are used for flooring, interior walls for decorative purposes and on exterior siding due to their resistance to temperature, extreme environments, erosion, abrasion and discoloration for extended periods of time. Citigroup Global Markets reports that the PRC government has actively promoted the construction of affordable housing by ensuring that 77% of the new land made available was allocated to those in the low-income bracket, especially in Tier II and III cities. During the 11th National People’s Congress (NPC) relating to the central government’s draft 12th Five Year Plan (2011 -2015), Premier Wen Jiabao pledged that the government will curb excessive housing price growth and provide enough affordable houses for needy residents. Premier Wen stated that, from 2011 to 2015, the country aims to build 36 million units of affordable housing covering 20 percent of the country’s households.

Our manufacturing facilities operated as Jinjiang Hengda Ceramics Co., Ltd. are located in Jinjiang, Fujian Province, and our manufacturing facilities operated as Jiangxi Hengdali Ceramic Materials Co., Ltd. are located in Gaoan, Jiangxi Province. Combined, these facilities currently provide an aggregate annual maximum production capacity of approximately 72 million square meters. However, due to current economic conditions, we are currently utilizing production facilities capable of producing 46 million square meters. We currently have fourteen production lines (twelve of which were utilized in 2012), with each production line optimized to manufacture specific size ranges to maximize efficiency and output.

We primarily sell our products through an exclusive distributor network or directly to property developers. We have long-term relationships with our customers; our top ten customers in 2012 have been purchasing from us for over ten years. We have been in discussions with some large property developers in China to be their exclusive or primary provider of ceramic tiles and, although no arrangements or agreements have been entered into, we expect to enter into arrangements of that type in the foreseeable future.

We focus our research and development efforts on developing innovative and environmentally-friendly products. We own eight utility model patents. Our stringent tile management and marketing efforts have created a strong business reputation and high brand awareness as demonstrated by us receiving the “Chinese Well-Known Trademark” award from the Intermediate People’s Court of Xiangtan City and “Asia’s 500 Most Influential Brands 2012” award from the World Brand Laboratory.

Our Industry

We operate in the Chinese ceramic tile industry which is fragmented, highly competitive and closely tied to the PRC economy. Although there is little industry data available, management believes from its knowledge of other manufactures that it is one of the largest PRC-based manufacturers of ceramic tiles.

In 2013, according to China Daily, China’s gross domestic product (GDP) totaled approximately $7.4 trillion, making it the world’s second largest economy after the United States. Although 2012 GDP grew by 7.8% compared to 9.2% growth in 2011, due to a slowdown of the economy, we believe that construction and real estate development will continue to be a key driver behind China’s GDP growth with property investment and related industries constituting a significant percentage of its GDP. Demand for ceramic tile product depends upon and directly correlates to activity in the construction and real estate development industries. The ceramic tile industry’s two primary markets in the PRC are residential construction applications and commercial construction applications.

The Company believes that China’s real estate sector has been under pressure due to speculative activities and government policies that restricted construction with the intent to rein in rising prices. However, the Company sees some positive developments in recent reports that the government is urging local planning authorities to free up land supplies for housing development.

Commencing in the fourth quarter of 2012, we observed challenging market conditions in China’s real estate and construction markets which resulted in a marked decrease in the sales volume of our ceramic tile products for the quarter. Our 4th quarter 2012 revenue was down 39.3% form the fourth quarter of 2011, while our 2012 full year revenue was down 3.1% as compare to full year 2011.

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

Importance of distributors

The majority of exterior ceramic tile manufacturers do not have sufficient resources to provide their own sales coverage nationwide and rely heavily on local distributors with roughly 73% of total sales pushed through such channels. As competition has intensified, many manufacturers have started to bid directly to real-estate developers for large construction projects. Direct sales represented 12% of the total from 2011 to 2012 and market participants expect this share will continue to increase, placing a premium on a manufacturer’s internal sales force while requiring product lines with greater flexibility to meet direct customer demands.

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

Industry and Product Offerings

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

Our Competitive Strengths

We believe the following competitive strengths will enable us to take advantage of the rapid growth of the ceramic tile industry in China:

Brand Recognition

We believe that the “Hengda,” “HD,” “Hengdeli,” “HDL,”, “Pottery Capital of Tang Dynasty”, “TOERTO” and “WULIQIAO” brands are well recognized and highly regarded in markets where our products are sold. Before 13 April, 2011, WULIQIAO was a trademark owned by Fujian Province Jinjiang City Hengda Construction Materials Co., Ltd.. Hengda signed a Trademark Licensing Contract with Fujian Province Jinjiang City Hengda Construction Materials Co., Ltd. and was licensed the exclusive right to use WULIQIAO during the terms of that trademark, which expires on January 27, 2020. Since 13 April, 2011, WULIQIAO has been transferred to Hengdali. In 2005, the brands “Hengda” and “HD” were each certified as a Fujian Well-Known Trademark by the Fujian Well-Known Trademark Award Commission and recognized as a “Chinese Well-known Trademark” in 2005 by the Intermediate People’s Court of Xiangtan City. In 2012, we were recognized with the “Asia’s 500 Most Influential Brands 2012” award from the World Brand Laboratory. Our products are selected for inclusion in strategic and high-profile projects such as the 16th Asian Games, the 11th National Chinese Games Village and the Chinese Academy of Sciences.

Focus on Tier II and Tier III Cities

Because of recent efforts by the PRC government to tighten monetary policy and constrain real estate prices in the “Tier-I” cities such as Beijing, Shanghai, Shenzhen, and Guangzhou, we believe the outlook for our business has improved, given our concentration in Tier-II and Tier-III cities. Approximately 25.97% of our revenue in the year ended December 31, 2012 was from sales of our products for use in projects in Tier-1 cities, and we expect any weakness in the Tier-1 cities to be offset by continued demand growth in the Tier-2 and Tier-3 cities, driven by urbanization trends as well as by the PRC government’s commitment to low-income housing.

Long-Term Sales Relationships

We have established an extensive distributor network and long term customer relationships, where Hengda’s top ten customers in 2012 have been purchasing from the company for over 10 years each.

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

Focus on Research and Development

We have devoted substantial resources to establishing research and development capabilities in an effort to improve our products and diversify our product mix. Our R&D team has also focused on environmentally friendly products like the ultra-thin tile, which in addition to using fewer raw materials can reduce load-bearing stress and can provide enhanced insulating capabilities, and developed over 2000 types of different product combinations. As of the date of this Annual Report, we own eight utility model patents. “Utility model patents” means any new technical solution relating to the shape, the structure, or their combination, of a product, which is fit for practical use. In addition, we were awarded a “High-tech Enterprise Certificate” in 2007 from Fujian Provincial Department of Science and Technology, affirming our innovations in the industry. As of December 31, 2012, our research and development team includes 82 employees and focuses on new products as well as developing energy and resource efficient production methods.

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

Our Growth Strategy

We intend to further strengthen our position as a leading manufacturer of ceramic tiles in China by implementing the following strategies:

Production Capacity

Our manufacturing facilities operated as Jinjiang Hengda Ceramics Co., Ltd. are located in Jinjiang, Fujian Province, and our manufacturing facilities operated as Jiangxi Hengdali Ceramic Materials Co., Ltd. are located in Gaoan, Jiangxi Province. Combined, these facilities currently provide an aggregate annual maximum production capacity of approximately 72 million square meters. However, due to current economic conditions, we are currently utilizing production facilities capable of producing 46 million square meters. We currently have fourteen production lines (twelve of which were utilized in 2012), with each production line optimized to manufacture specific size ranges to maximize efficiency and output. We intend to bring additional production facilities online as market conditions improve.

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

Quality Control & Assurance

The quality of our products is critical to our continued growth and success. In July 2002, our Hengda facility received ISO 9001:2000 accreditation, an international certification certificate, acknowledging our quality control process. Quality control procedures begin at the receipt of raw materials and continue throughout the manufacturing process ending with a final quality check prior to packaging. Our employees are required to undergo internal training regarding our quality control policies, targets and procedures, as well as production and processing techniques. As of December 31, 2012, our quality assurance team consisted of 94 members.

Notable Awards & Certificates

We have received numerous awards and certificates for our branding, product quality and R&D achievements. Select awards include:

Year Initially Received	Award & Certificate Name	Issuer

2002	ISO 9001:2000 Quality Management System Certificate	China Certification Center for Quality Mark

2005	ISO 14001:2004 Environmental Management Standards Certificate	Fujian Branch of Beijing World Standards Certification Centre

2005	Fujian Well-known Trademark	Fujian Well-known Trademark Award Commission

2005	Chinese Well-known Trademark	Intermediate People’s Court of Xiangtan City

2006	Inspection Exempted Products Certificate	National Bureau of Quality and Technical Supervision

2007	High-tech Enterprise Certificate	Fujian Provincial Department of Science and Technology

2008	Energy Conservation Advanced Enterprise	Jinjiang City Government

2009	Fujian 100 Important Industrial Enterprise	Fujian Economic and Trading Commission

2010	Asia’s 500 Most Influential Brands 2010	World Brand Laboratory

2010	Fujian’s Top 300 Enterprises	Fujian Enterprise Evaluation Center and Fujian Enterprise Evaluation Association

2011	China’s 500 Most Valuable Brands	World Brand Laboratory

2011	Top 100 Fastest Growing Enterprises for China Building Material	China Building Materials Enterprise Management Association

2011	Top 500 Enterprise in China Building Material	China Building Materials Enterprise Management Association

2011	Customer Preferred Top 10 Brand	China International Nameplate Development Association

2012	Asia’s 500 Most Influential Brands 2012	World Brand Laboratory

Customers, Sales & Marketing

We primarily sell our products through an exclusive distributor network or directly to property developers. Distributors are located in major cities such as Shanghai, Beijing, and Shenyang and second and third tier cities such as Chengdu, Haikou, Hefei, Tianjin, Wuhan and other rural areas in the PRC. We have long-term relationships with many of our customers; our top ten customers in 2012 have been purchasing from us for over ten years. We pay rebates to our distributors on the cash collected for us. The general rebates are calculated at a progressive rate of sales, with the average rebate rate for 2012 being approximately 4.6%.

The following table sets forth revenues by geographic market and the related percentage for the years ended 2010, 2011 and 2012:

	2010		2011		2012
Geographic Market	RMB’000	Percentage	RMB’000	Percentage	RMB’000	Percentage
PRC	994,843	93.1%	1,383,619	92.8%	1,350,517	93.5%
Japan	9,088	0.9%	13,423	0.9%	10,850	0.8%
Burma	7,850	0.7%	11,176	0.7%	8,453	0.6%
India	7,253	0.7%	10,751	0.7%	9,463	0.7%
Korea	6,670	0.6%	10,280	0.7%	8,201	0.6%
Thailand	6,501	0.6%	10,041	0.7%	8,958	0.6%
Hong Kong	6,346	0.6%	9,917	0.7%	8,706	0.6%
Spain	5,093	0.5%	7,029	0.5%	6,561	0.5%
Turkey	5,086	0.5%	7,037	0.5%	5,678	0.4%
South Africa	4,843	0.5%	6,862	0.5%	6,687	0.5%
Sierra Leone	3,759	0.4%	5,008	0.3%	5,173	0.4%
Ghana	3,707	0.3%	4,876	0.3%	5,299	0.4%
Russia	2,934	0.3%	4,198	0.3%	3,154	0.2%
Morocco	2,536	0.2%	4,099	0.3%	4,037	0.3%
Great Britain	2,042	0.2%	3,258	0.2%	3,154	0.2%
Total	1,068,551	100%	1,491,574	100%	1,44,891	100%

Our major customers that accounted for 2.0% or more of our total revenue for the last three years, and none of these customers individually accounted for more than 10% of our total revenue for the year ended December 31, 2012.

The following table sets forth revenue for our major customers and the related percentage of our total revenue for the years ended 2010, 2011, and 2012. (1)

	2010		2011		2012
Customer Name	RMB’000	Percentage	RMB’000	Percentage	RMB’000	Percentage
Foshan City Jundian Ceramics Co., Ltd.	45,103	4.01%	49,063	3.14%	139,184	9.63%
Xiamen Tongying Trading Co., Ltd.	44,548	3.96%	46,379	2.96%	34,596	2.39%
Beijing Zhihe Construction Industry Trading Co., Ltd.	38,111	3.39%	43,405	2.77%	31,838	2.20%
Fuzhou Chuanpin Materials Co., Ltd.	-	-	29,270	1.87%	30,779	2.13%
Jingdezhen Nanxing Materials Co., Ltd.	27,434	2.44%	38,744	2.48%	29,957	2.07%
Liuzhou City Shengquanda Trading Co., Ltd.	33,487	2.98%	40,642	2.60%	28,994	2.01%
Jiangxi Zhongshi Industry Co., Ltd.	30,374	2.70%	40,412	2.58%	28,599	1.98%
Chengdu City Dehui Construction Materials Co., Ltd.	37,372	3.32%	36,985	2.36%	28,257	1.96%
Shangrao New Fangyuan Materials Co., Ltd.	23,222	2.07%	32,564	2.08%	27,941	1.93%
Chaozhou Chenqiao Jianxing Construction Materials Co., Ltd.	31,250	2.78%	38,348	2.45%	27,392	1.90%

(1)	The revenue generated was gross revenue, excluding rebates and discounts.

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

In the future, we intend to participate in international trade fairs and seminars from time to time to promote our brand and products, and to establish a network with industry professionals outside the PRC. To augment our plan to expand our markets internationally, our products will also be advertised on and available to purchase on the Internet. As of December 31, 2012, our Sales and Marketing Department had 47 employees.

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

As of December 31, 2012, our backlog was RMB 141.9 million ($22.8 million) which represents approximately the next three months of revenue at the time, compared to a backlog of approximately RMB 372.3 million ($59.1 million) on December 31, 2011.

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

Our major suppliers that accounted for more than 2.0% of our total purchases in fiscal years 2010, 2011 and 2012 are: Foshan City Nanhai Zhongtai Glaze Production Plant, Foshan City Sanshui Golden Eagle Inorganic Materials Co., Ltd., Fengxin Huafeng Ceramic Co., Ltd., Yongchun Junjie Mining Co., Ltd., Jiangxi Province Jing’an Yuntong Cargo Services Co., Ltd., Foshan City Henglixin Diamond Products Co., Ltd., Quanzhou Like Ceramic Materials Co., Ltd., Foshan City Sanshui Baoligao Inorganic Materials Co., Ltd., Fujian Nanping Minning Mining Exploitation Co., Ltd. and Foshan Wandao Glaze Industrial Co., Ltd. No major supplier individually accounted for more than 10% of our total raw material purchases in 2012. Our business or profitability is not materially dependent on any industrial, commercial or financial contract with any of our suppliers.

The following chart lists our major suppliers and the % of total purchases in fiscal years 2010, 2011, and 2012:

		2010		2011		2012
Supplier Name	Type	RMB’000	Percentage	RMB’000	Percentage	RMB’000	Percentage
Foshan City Nanhai Zhongtai Glaze Production Plant	Color	32,418	4.6%	48,969	4.79%	52,668	5.29%
Foshan City Sanshui Golden Eagle Inorganic Materials Co., Ltd.	Color	27,229	3.9%	43,611	4.27%	46,867	4.70%
Fengxin Huafeng Ceramic Co., Ltd.	Clay	-	-	55,885	5.47%	43,436	4.36%
Yongchun Junjie Mining Co., Ltd.	Coal	-	-	42,424	4.15%	42,362	4.25%
Jiangxi Province Jing’an Yuntong Cargo Services Co., Ltd.	Coal	58,140	8.3%	39,951	3.91%	41,749	4.19%
Foshan City Henglixin Diamond Products Co., Ltd.	Clay	27,194	3.9%	43,061	4.21%	41,033	4.12%
Quanzhou Like Ceramic Materials Co., Ltd.	Color	-	-	-	-	38,382	3.85%
Foshan City Sanshui Baoligao Inorganic Materials Co., Ltd.	Color	23,012	3.4%	33,906	3.32%	37,913	3.80%
Fujian Nanping Minning Mining Exploitation Co., Ltd.	Clay	13,083	1.9%	47,625	4.66%	37,508	3.76%
Foshan Wandao Glaze Industrial Co., Ltd.	Color	21,322	3.1%	33,366	3.27%	36,433	3.66%

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

Our research and development efforts resulted in the recent launch of the polished glazed tiles. Our research and development expenses were approximately RMB 16.4 million ($2.5 million), RMB 18.2 million ($2.9 million) and RMB 18.6 million ($3.0 million) for fiscal years 2010, 2011, and 2012. From time to time, we may enter into collaboration with other research institutes to develop new products or improve our production process. As of December 31, 2012, our R&D department had 82 employees.

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

As conditions in the real estate market have weakened, certain of our competitors have begun reducing prices for their products, causing us to do the same in order to maintain market share commencing in the fourth quarter of 2012.

Intellectual Property

We protect our intellectual property primarily through a mix of patent and trademark registrations.

Registered Trademarks

Our brand name distinguishes our products and promotes consumer awareness of our products.

We have registered the following trademarks in the PRC:

Trademark	Class/Products	Validity Term	Registration No.
	19/ Red floor tile and ceramic tile	From December 14, 2003 to December 13, 2013	669884

	19/ Tile, ceramic tile and wave pattern tile	From February 21, 2012 to February 20, 2022	1716827

	19/ Tile; non-metallic tile; ceramic tile; non-metallic wall tile for constructional use; wave pattern tile; glass mosaic; non-metallic floor tile	From March 28, 2009 to March 27, 2019	4971248

	19/ Tile; ceramic tile; wave pattern tile; non-metallic tile for constructional use; marble; manual stone; terrazzo; glass mosaic	From September 14, 2006 to September 13, 2016	3893819

	19/ Tile; non-metallic tile; ceramic tile; glass mosaic; non-metallic tile for constructional use; non-metallic construction material; marble; granite; manual stone.	From October 21, 2010 to October 20, 2020	7543650

	19/ Tile; non-metallic tile; non-metallic tile for constructional use; non-metallic wall tile for constructional use; non-metallic floor tile; non-metallic ground tile; glass mosaic; plaster; cement; concrete building unit.	From May 14, 2011 to May 13, 2021	8289754

Trademark	Class/Products	Validity Term	Registration No.
	19/ Tile; non-metallic tile; non-metallic tile for constructional use; non-metallic wall tile for constructional use; non-metallic floor tile; non-metallic ground tile; glass mosaic; plaster; cement; concrete building unit.	From May 14, 2011 to May 13, 2021	8289921

	19/ Tile, ceramic tile, asbestos cement tile, glass mosaic, non-metallic tile, non-metallic tile for constructional use, fireclay, firebrick, tile, ceramic kiln furniture.	From April 13, 2011 to January 27, 2020	1357830

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

Patents

We currently own eight utility model patents in the PRC for exterior wall tiles, which were applied for in November of 2007. A “utility model patent” is a new technical solution relating to the shape, the structure, or their combination, of a product, which is fit for practical use. Utility model patents have a ten year term from the application date.

Except as disclosed above, as of December 31, 2012, our business or profitability is not materially dependent on any other trademarks, copyrights, registered designs, patents, grant of licenses from third parties, new manufacturing processes or other intellectual property rights.

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

The following chart illustrates China Ceramics’ organizational structure as of December 31, 2012:

Corporate Structure and Background

Our principal PRC-based operating subsidiary, Hengda, was established on September 30, 1993 under the laws of PRC. All of the equity interests in Hengda are 100% owned by Stand Best as of December 31, 2012. Hengda is a wholly foreign-owned enterprise in China.

Our other PRC-based operating subsidiary, Hengdali, was established on June 27, 2008 under the laws of PRC. All of the equity interests in Hengdali are 100% owned by Hengda as of December 31, 2012.

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

We also own a workshop in another location in Jinjiang, and while we have applied for a Building Ownership Certificate for such property we have no yet received it. We have pre-paid all amounts relating to these properties. The land-use rights for these locations expires in 2055 and covers approximately 10,023 square meters. We also own land-use rights at two locations and seven buildings in Gaoan for office buildings, workshops, warehouses, and raw material yards and staff quarters. The land-use rights for these two facilities expire in 2058 and cover an aggregate of approximately 244,324 square meters.

We currently lease 18 properties in Jinjiang, Fujian Province in the PRC for various uses including warehouses, office space, workshops, staff quarters and stock yards. The lease terms range from three to five years.

As of December 31, 2012 our Hengda production facility in Jinjiang City, Fujian Province in the PRC, had a total gross floor area of approximately 140,000 square meters and employed 1,621 production personnel and our Hengdali production facility in Gaoan, Jiangxi Province in the PRC, has a total gross floor area of approximately 244,324 square meters and employed 453 production personnel. The Hengda facility consists of nine production lines with an annual production capacity of 42 million square meters. The Hengdali facility consists of five production lines with an annual production capacity of 30 million square meters of ceramic tiles. Historically, we have not experienced any form of disruption in our production facility.

Combined, these facilities currently provide an aggregate annual maximum production capacity of approximately 72 million square meters. However, due to current economic conditions, we are currently utilizing production facilities capable of producing 46 million square meters. We currently have fourteen production lines (twelve of which were utilized in 2012), with each production line optimized to manufacture specific size ranges to maximize efficiency and output.

The Company expended RMB 19.5 million ($3 million) for the replacement of old equipment at its Hengda facility in 2012.

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

China Ceramics, through our operating subsidiaries, is a leading PRC-based manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles, sold under the “HD” or “Hengda”, “HDL” or “Hengdeli”, “TOERTO” and “WULIQIAO” brands are available in over two thousand styles, colors and size combinations. Currently, we have six principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, (v) ultra-thin tiles and (vi) polished glazed tiles. Porcelain tiles are our best-selling products, accounting for over 54.3% of our total revenue in 2012.

Combined, these facilities currently provide an aggregate annual maximum production capacity of approximately 72 million square meters. However, due to current economic conditions, we are currently utilizing production facilities capable of producing 46 million square meters. We currently have fourteen production lines (twelve of which were utilized in 2012), with each production line optimized to manufacture specific size ranges to maximize efficiency and output.

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of and for the years ended December 31, 2010, 2011, and 2012 and has been prepared based on the consolidated financial statements of China Ceramics Co., Ltd. and its subsidiaries. The consolidated financial statements of China Ceramics Co., Ltd. and its subsidiaries have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, or “IASB.” The consolidated financial statements have been prepared on the historical cost basis.

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

Results of Operations

The following table sets forth our financial results for the years ended December 31, 2010, 2011 and 2012.

	Year Ended December 31,
RMB(‘000)	2010	2011	2012
Revenue	1,068,551	1,491,574	1,444,891
Cost of sales	(729,576)	(1,024,336)	(1,063,892)
Gross profit	338,975	467,238	380,999
Other income	3,966	5,422	378
Other expenses	-	(3,178)	(1,943)
Selling and distribution expenses	(7,176)	(11,832)	(11,378)
Administrative expenses	(25,524)	(46,079)	(29,974)
Finance costs	(6,170)	(11,067)	(9,319)
Profit before taxation	304,071	400,504	328,763
Income tax expense	(78,597)	(106,065)	(84,932)
Profit attributable to shareholders	225,474	294,439	243,831

Description of Selected Income Statement Items

Revenue.  We generate revenue from the sales of ceramic tiles, including porcelain tiles, glazed porcelain tiles, glazed tiles, rustic tiles, ultra-thin tiles and polished glazed tiles, net of rebates and discounts. For the past three fiscal years, the second and third calendar quarters have been the peak season of the property developing industry, and, therefore, our quarterly sales are usually highest from May to September compared to the rest of the year. In addition, we have observed lower sales between the months of January to March. This is because property developing activities are low due to the effects of cold weather and the PRC Spring Festival. In 2012, the Company attributes its reduced sales volume to the continued challenging business conditions in China’s real estate sector, especially in the second half of 2012 resulting from the slowing economic expansion in the sector. Beginning in December 2012, the Company began reducing the selling price of its ceramic tile products to be competitive in the market and to maintain market share. The Company believes that the decrease in the pricing of its ceramic tile products is temporary because it believes that smaller competitors will not be able to survive the economic downturn and resulting downward pricing pressures, and the Company believes that product pricing will revert to normal levels once business conditions improve. The company’s utilization of its online productive capacity of its two facilities was 68.3% in the fourth quarter of 2012, a decrease from 86.6% in the third quarter of 2012.

Cost of sales.  Cost of sales consists of costs directly attributable to production, including the cost of clay, color materials, glaze materials, coal, salaries for staff engaged in production activity, electricity, depreciation, packing materials, and related expenses.

The most significant factors that directly or indirectly affect our cost of sales are as follows:

•	Availability and price of clay;

•	Availability and price of coal; and

•	Availability and price of dyes.

Clay is a key material for making ceramic tiles, and accounted for approximately 25.8% of our cost of sales in 2012. Fujian and Jiangxi Provinces, where our production facilities are located, are the largest clay production areas in China and clay supply is stable and sufficient for our production and planned production.

Coal is another key material for making ceramic tiles on the natural gas conversion for the firing process. Coal accounted for approximately 19.8% of our cost of sales in the year ended December 31, 2012. We have long-term relationships with our coal suppliers. Prices of coal have experienced fluctuations in the past few years.

Dyes are another key material for making ceramic tiles, and accounted for approximately 19.8% of our cost of sales in the year ended December 31, 2012. A numbers of dyes are used in ceramic tiles, and the prices of different dyes have experienced fluctuations in the past few years.

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

Income taxes.   The decrease in PRC taxes paid for the year ended December 31, 2012 was primarily due to the decrease in assessable profits of our subsidiaries in the PRC as a result of business reducing and revenue decline.

According to the Income Tax Law of the PRC for Foreign Investment Enterprises and Foreign Enterprises and as approved by relevant PRC tax authorities, Hengda, a foreign-invested enterprise, was exempt from the PRC corporate income tax for its first two profitable years, which were 2004 and 2005. Thereafter, it was entitled to a 50% reduction in the PRC corporate income tax for the subsequent three years. Pursuant to the PRC Enterprise Income Tax Law and its Implementation Rules effective from January 1, 2008, and the Notice of the State Council on the Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax and its implementation rules, in the fiscal year of 2008, the applicable tax rate for us was 12.5%, and the effective tax rate became 25% from January 1, 2009. The effective tax rate continued to be 25% in 2012.

Results of Operations

Year ended 2012 compared to the year ended 2011

Revenue.  The following table sets forth the breakdown of revenue, by product categories, for fiscal years 2011 and 2012:

	December 31,
Revenue RMB (000)	2011	Percentage	2012	Percentage
Porcelain	1,019,737	68.36%	784,383	54.29%
Glazed Porcelain	66,004	4.43%	57,359	3.97%
Glazed	112,262	7.53%	97,411	6.74%
Rustic	208,832	14.00%	374,276	25.90%
Ultra-thin	57,081	3.83%	45,794	3.17%
Polished Glazed	27,658	1.85%	85,668	5.93%
Total	1,491,574	100.00%	1,444,891	100.00%

Revenue decreased by RMB 46.7 million ($0.7 million), or 3.1%, to RMB 1,444.9 million ($230.7 million) in the year ended December 31, 2012, from RMB 1,491.6 million ($231.4 million) for the year ended December 31, 2011, which is mainly due to the decrease of sales volume. The year-over-year decrease in revenue was primarily driven by a 11.5% decrease in the sales volume of ceramic tiles to 46.2 million square meters in the year ended December 31, 2012 from 52.2 million square meters in the same period in 2011. While the company implemented price reductions beginning in December 2012, a change in the sales mix, with more sales coming from the higher-priced rustic and polished glazed series of ceramic tiles that are being produced in the Company’s Hengdali facility, resulted in a 9.4% increase in the average selling price to RMB 31.3 per square meter in 2012, as compared to RMB 28.6 per square meter in the comparable period of 2011. The increase in average selling prices partially offset the decrease in revenue. The full year decrease in revenue also was mainly driven by the decrease in sales volume in fourth quarter of 2012, where we recorded revenue of RMB 245.3million (US$40.0 million), down 39.3% from the fourth quarter of 2011. The year-over-year decrease in revenue was primarily driven by a 29.8% decrease in sales volume of ceramic tiles to 8.7 million square meters in the fourth quarter of 2012 from 12.4 million square meters in the fourth quarter of 2011.

Porcelain tiles.  Revenue from porcelain tiles decreased 23.1% from RMB 1,019.7 million ($158.2 million) for the year ended December 31, 2011 to RMB 784.4 million ($125.3 million) for the same period in 2012. The decrease was primarily due to the marked decrease in the sales volume from customers since the challenging market conditions in China’s real estate in 2012. The average selling price decreased by 0.4% to RMB 27.0 ($4.3) per square meter for the year ended December 31, 2012 from an average selling price of RMB 27.1 ($4.2) per square meter for the year ended December 31, 2011, the sales volume decreased by 8.5 million square meters to approximately 29.1 million square meters for the year ended December 31, 2012 from 37.6 million square meters for the same period in 2011. The decrease was also due to the 22.6% decrease of the sales volume caused by the shift in sales mix to rustic tiles and polished glazed tiles that are higher priced, and higher profit margin products. The company found the economic climate in China to be softening and decided to introduce these new high margin products in order to maintain a reasonable profit margin. Porcelain tiles for exterior walls are still our most popular product and have the largest market potential of all of our tiles. We expect porcelain tiles to continue to be our key product for the foreseeable future.

Glazed porcelain tiles.  Revenue from glazed porcelain tiles decreased 13.0% from approximately RMB 66.0 million ($10.2 million) for the year ended December 31, 2011 to RMB 57.4 million ($9.2 million) for the same period in 2012 mainly due to a decrease in sales volume. The sales volume decreased by 0.5 million square meters to approximately 2.1 million square meters for the year ended December 31, 2012 from 2.6 million square meters for the same period in 2011. The product mix for glazed porcelain tiles were 4.0% for the year ended December 2012 compared to 4.4% for the year ended December 2011.

Glazed tiles.  Revenue from glazed tiles decreased 13.3% from RMB 112.3 million ($17.4 million) for the year ended December 31, 2011 to RMB 97.4 million ($15.6 million) for the same period in 2012 mainly due to the decrease in sales volume. Glazed tiles have a lower selling price than our other products. The product mix for glazed porcelain tiles were 6.7% for the year ended December 2012 compared to 7.5% for the year ended December 2011.

Rustic tiles. Revenue from rustic tiles increased 79.3% from RMB 208.8 million ($32.4 million) for the year ended December 31, 2011 to RMB 374.3 million ($59.8 million) for the same period in 2012 which was mainly due to more sales coming from higher priced varieties produced from our new Hengdali facility. The sales of Rustic tiles in Hengdali was RMB 305.9 million ($48.9 million) in 2012, compared to RMB 125.6 million ($19.5 million) in 2011. The product mix for rustic tiles increased to 25.9% for the year ended December 31, 2012 from 14.0% for the year ended December 31, 2011. The company has been promoting the rustic tiles since it has been introduced from 2007 and also believes the rustic tile will become a larger portion of our product mix due to its variety of pattern and texture.

Ultra-thin tiles.  Revenue from ultra-thin tiles decreased 19.8% from RMB 57.1 million ($8.9 million) for the year ended December 31, 2011 to RMB 45.8 million ($7.3 million) for the same period in 2012 mainly due to a decrease in sales volume. The sales volume decreased by 0.4 million square meters to approximately 1.3 million square meters for the year ended December 31, 2012 from 1.7 million square meters for the same period in 2011. Ultra-thin tiles are a new product and were commercialized in June 2008. The product mix is 3.2% for the year ended December 31, 2012 compared to 3.8% for the year ended December 31, 2011.

Polished glazed tile.  Revenue from polished glazed tiles increased 210% from RMB 27.7 million ($4.3 million) for the year ended December 31, 2011 to RMB 85.7 million ($13.7 million) for the same period in 2012 mainly due to the increase in sales volume. The sales volume increased by 1.0 million square meters to approximately 1.4 million square meters for the year ended December 31, 2012 from 0.4 million square meters for the same period in 2011.We introduced polished glazed tiles in March 2011 and began selling them in the second quarter of 2011. We believe that this new product represents both a functional and cost-effective replacement for actual marble or stone materials used in a decorative fashion inside homes. The polished glazed tiles are larger sized tiles and we believe that demand for this new series will increase in the future.

Cost of sales.  The following table sets forth the breakdown of cost of sales, by product segment, for December 31, 2011 and 2012:

	December 31,
Cost of sales RMB (‘000)	2011	Percentage	2012	Percentage
Porcelain	687,152	67.08%	576,279	54.15%
Glazed Porcelain	57,132	5.58%	49,633	4.67%
Glazed	105,428	10.29%	94,641	8.90%
Rustic	127,608	12.46%	255,933	24.06%
Ultra-thin	30,830	3.01%	29,110	2.74%
Polished glazed	16,186	1.58%	58,296	5.48%
Total	1,024,336	100.00%	1,063,892	100.00%

Cost of sales was RMB 1,063.9 million ($169.9 million) for the year ended December 31, 2012 compared to RMB 1,024.3 million ($158.9 million) for the same period in 2011, representing an increase of RMB 39.6 million ($11.0 million), or 3.9%. The increase in cost of sales was primarily due to the increase in the price of raw materials. For example, the price of clay increased from approximately RMB 204.6 ($32.5) per ton in the year ended December 31, 2011 to approximately RMB 208.3 ($33.4) per ton in the year ended December 31, 2012, and the price of coal increased from approximately RMB 1,021.5 ($162.3) per ton in the year ended December 31, 2011 to approximately RMB 1,047.2 ($150.4) per ton in the year ended December 31, 2012.

Gross profit.  The following table sets forth the breakdown of our gross profit and gross profit margin, by product segment, for December 31, 2011 and 2012:

	December 31,
	2011		2012
RMB(‘000)	Gross Profit	Profit Margin	Gross Profit	Profit Margin
Porcelain	332,585	32.61%	208,104	26.53%
Glazed Porcelain	8,872	13.44%	7,726	13.47%
Glazed	6,834	6.09%	2,770	2.84%
Rustic	81,224	38.89%	118,343	31.62%
Ultra-thin	26,251	45.99%	16,684	36.43%
Polished glazed	11,472	41.48%	27,372	31.95%
All products	467,238	31.33%	380,999	26.37%

Our gross profit decreased 18.5% from RMB 467.2 million ($72.5 million) for the year ended December 31, 2011 to RMB381.0 million ($60.8 million) for the same period in 2012. Our gross profit margin decreased 15.7% from 31.3% for the year ended December 31, 2011 to 26.4% for the same period in 2012. The year-over-year decrease in gross profit margin was primarily driven by a decrease in the selling price and an increase in material cost and labor cost. The decrease in gross profit was mainly driven by the decrease in sales volume and price in the fourth quarter. Gross profit margin was 12.0% for the fourth quarter ended December 31, 2012 compared to 34.5% for the same period in 2011.

Administrative expenses.  Administrative expenses were RMB 30.0 million ($4.8 million) for the year ended December 31, 2012, compared to RMB 46.1 million ($7.1 million) for the same period in 2011, representing a decrease of RMB 16.1 million ($2.3 million), or 34.9%. The year-over-year decrease in administrative expenses was primarily due to a reduction to RMB 5.7 million ($0.9 million) of non-cash share-based compensation expenses related to the 2010 Incentive Compensation Plan, which is designed to retain directors and senior management. The comparable non-cash share-based expenses were RMB 17.3 million ($2.7 million) in the same period in 2011. Furthermore, the year-over-year decrease resulted mainly from decreased training expenses and lawyer expenses of RMB 2.1 million ($0.3 million) in 2012.

Finance costs.  Finance costs decreased 16.2% from RMB 11.1 million ($1.7 million) for the year ended December 31, 2011 to RMB 9.3 million ($1.5 million) for the same period in 2012. The year-over-year decrease in finance costs resulted from a decrease in bank loans. The average debt outstanding was RMB 143,519,000 and RMB 116,582,000 during the year ended December 31, 2012 and 2011, respectively.

Profit before taxation.  Profit before taxation decreased 17.9% from RMB 400.5 million ($62.1 million) for the year ended December 31, 2011 to RMB 328.8 million ($52.5 million) for the same period in 2012. The decrease of the profit before taxation was mainly due to the lower gross profit in 2012.

Income taxes.  We incurred an income tax expense of RMB 84.9 million ($13.6 million) for the year ended December 31, 2012 compared to RMB 106.1 million ($16.5 million) for the same period in 2011, representing a decrease of RMB 21.2 million ($2.9 million) or 20.0%, due to lower profit before taxation. Our effective enterprise income tax rate was 25.0% for the years ended December 31, 2012 and 2011.

Profit attributable to shareholders.  Profit attributable to shareholders decreased by 17.2% from RMB 294.4 million ($45.7 million) for the year ended December 31, 2011 to the RMB243.8 million ($38.9 million) for the same period in 2012. The year-over-year decrease in net profit was primarily driven by lower gross profit.

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

Cost of sales was RMB 1,024.3 million ($158.9 million) for the year ended December 31, 2011 compared to RMB 729.6 million ($108.7 million) for the same period in 2010, representing an increase of RMB 294.7 million ($50.2 million), or 40.4%. The increase in cost of sales was primarily due to the increased sales volume by 11.3 million square meters and an increase in the price of raw materials related to the growing demand of the company products. For example, the price of clay increased from approximately RMB 185.5 ($28.1) per ton in the year ended December 31, 2010 to approximately RMB 204.6 ($32.5) per ton in the year ended December 31, 2011, and the price of coal increased from approximately RMB 980.4 ($148.6) per ton in the year ended December 31, 2010 to approximately RMB 1,021.5 ($162.3) per ton in the year ended December 31, 2011.

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

Our gross profit increased 37.8% from RMB 339.0 million ($50.5 million) for the year ended December 31, 2010 to RMB 467.2 million ($72.5 million) for the same period in 2011. Our gross profit margin decreased 1.3% from 31.7% for the year ended December 31, 2010 to 31.3% for the same period in 2011. The year-over-year decrease in gross profit margin was driven by an increase in material cost and labor cost.

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

Selling and distribution expenses.  Selling and distribution expenses were RMB 11.8 million ($1.8 million) for the year ended December 31, 2011 compared to RMB 7.2 million ($1.1 million) for the same period in 2010, representing an increase of RMB 4.6 million ($0.7 million) or 63.9%. The year-over-year increase in selling expenses was primarily due to increased travel expenses of RMB 1.6 million ($0.3 million) and advertising expenses of RMB 1.7 million ($0.3 million) for promotion of our products.

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

Liquidity and Capital Resources

The following table presents a summary of our cash flows and beginning and ending cash balances for the years ended December 31 2010, 2011, and 2012:

	Year Ended December 31,
RMB(‘000)	2010	2011	2012
Net cash provided by operating activities	204,241	124,227	191,201
Net cash used in investing activities	(254,088)	(433,339)	(18,871)
Net cash provided by/(used in) financing activities	163,248	88,000	(125,000)
Net cash flow	113,401	(221,112)	47,330
Cash and cash equivalents at beginning of year	150,121	263,495	42,149
Effect of foreign exchange rate differences	(27)	(234)	(31)
Cash and cash equivalents at end of year	263,495	42,149	89,448

We have historically financed our liquidity requirements mainly through operating cash flow, bank loans and issuance of new shares.

Cash flows from operating activities.

Cash flows from operating activities. Our net cash inflow provided by operating activities was RMB 191.2 million ($30.5 million) for the year ended December 31, 2012, an increase of RMB 67.0 million ($11.2 million), or 53.5% from RMB 124.2 million ($19.3 million) net cash provided by operating activities for the same period in 2011. The year-over-year increase was driven by the difference in slowdown and growth of revenue in both 2012 and 2011 respectively. The company recorded a 3.1% decrease of revenues in 2012 and had a significant increase in revenues of 39.6% in 2011. These resulted in slower changes in trade receivables and inventory costs level in 2012 and a significant build up in trade receivable and inventory costs level in 2011. We had a cash inflow of trade receivables of RMB17.3 million ($2.8 million) and cash outflow of inventory costs was RMB3.1 million ($0.5 million) in 2012. In 2011, we had a cash outflow for trade receivables of RMB 190.2 million ($29.5 million) and the cash outflow for inventory costs was RMB 114.6 million ($17.8 million). The difference shows a small amount of cash inflow driven by the small decrease in revenues in 2012 and a significant cash outflow in both trade receivables and inventory costs driven by the higher growth of revenue in 2011. These also show the company had a better net cash inflow generated from operating activities even though we had a decrease in revenue in 2012 compared to a significant growth in revenue in 2011. Our net cash inflow provided by operating activities for the year ended December 31, 2012 was close to the net cash inflow provided by operating activities for the same period in 2010 of RMB 204.2 million ($30.4 million).

Our net cash inflow provided by operating activities was RMB 124.2 million ($19.3 million) for the year ended December 31, 2011, a decrease of RMB 80.0 million ($11.1 million), or 39.2% from the RMB 204.2 million ($30.4 million) net cash provided by operating activities for the same period in 2010. The year-over-year decrease was mainly due to the increase in sales rebates, the change in our method of settling sales rebates (as described below) with our distributors, increased income taxes and the increase in inventory purchases. We settled sales rebates from 2010 with our distributors in 2011 with an amount of RMB 55.9 million ($8.7 million), compared to RMB 44.4 million ($6.6 million) of 2009 sales rebates settled in the comparable period of 2010, resulting in a decrease in cash flow of approximately RMB 18.1 million ($2.8 million). Furthermore, the cash from operations was further reduced due to a change in the method of settling rebates with our distributors. We now issue rebates at the time of sale. This change, pursuant to which we deduct the sales rebates directly from the accounts receivable as opposed to collecting the full amount and later remitting the sales rebates, caused a decrease in cash flow of approximately RMB 65.4 million ($10.1 million) in the year ended December 31, 2011 compared to the same period in 2010. The increase in income tax caused a decrease in cash flow of approximately RMB 20.9 million ($3.7 million) in the year ended December 31, 2011 compared to the same period in 2010. Since the prices of raw materials have been increasing, we stored raw materials for production in the year ended of 2011, resulting in additional cash outflow of RMB 29.8 million ($4.7 million) in the year ended December 31, 2011.

Inventory and Accounts Receivable.  Our inventory turnover rate decreased from 4.99 times in 2010 to 4.35 times for the year ended December 31, 2011 and decreased to 3.63 times for the year ended December 31, 2012. Based on our historical experience, except for the RMB 4.2 million ($0.7 million) of inventory that was impaired for the year ended December 31, 2012, we believe that the value of our current inventories is realizable.

The average number of days in which we received payment on our trade receivables was 95 days in 2010 and decreased to 93 days as of December 31, 2011 due to better cash collection in the year ended December 31, 2011. Trade receivables turnover was 117 days as of December 31, 2012 due to the Company having extended the collection period to address funding pressures of some customers in the year ended December 31, 2012. The Company typically gives the existing customers credit terms of approximately 90 days to 150 days. Based on our historical experience and current operation, we believe that all our trade receivables are collectable in full.

Cash flows from investing activities.  Our cash flows used in investing activities were primarily payments related to the acquisition/disposal of property, plant and equipment and interest.

Net cash used in investing activities in the year ended December 31, 2012 was RMB 18.8 million ($3.0 million), compared to RMB 433.3 million ($67.2 million) of net cash outflow used in investing activities in the same period of 2011. The decrease was primary due to a decrease in acquisition of property, plant and equipment.

Net cash used in investing activities in the year ended December 31, 2011 was RMB 433.3 million ($67.2 million), compared to RMB 254.1 million ($37.8 million) of net cash outflow used in investing activities in the same period of 2010. The increase was primarily due to an increase in acquisition of property, plant and equipment for the construction of the Hengdali facility and for improvements at the Hengda facility, which led to capital expenditures of RMB 441.6 million ($68.5 million) during the year ended December 31, 2011. Of this amount, approximately RMB 155.3 million (US$23.9 million) related to the Hengda facility, RMB 220.0 million (US$34.1 million) related to Phase II of the Hengdali facility and RMB 66.3 million (US$10.5 million) related to Phase III of the Hengdali facility.

Cash flows from financing activities.

Net cash used in financing activities was RMB 125.0 million ($19.9 million) due to the repayment of bank borrowings for the year ended December 31, 2012, as compared to RMB 88.0 million ($13.6 million) cash generated from financing activities for the same period of 2011.

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

The major sources of our liquidity for fiscal year 2010, 2011 and 2012 were cash generated from operations, bank borrowings and issuance of new shares. The cash generated in 2012 was primarily due to the cash generated from operating activities of RMB 191.2 million ($30.5 million), primarily offset by the cash payment of RMB 19.5 million ($3.0 million) for the acquisition of property, plant and equipment for the replacement of old equipment at its Hengda facility and repayment of bank borrowing of RMB 125.0 million ($19.9 million). The cash generated in 2011 was primarily due to the cash generated from operating activities of RMB 124.2 million ($19.3 million) and obtained from bank borrowing of RMB 88.0 million ($13.6 million), primarily offset by the cash payment of RMB 441.6 million ($68.5 million) for the acquisition of property, plant and equipment for the construction and expansion of Hengdali facility and Hengda facility. The cash generated in 2010 was primary due to the cash generated from operating activities of RMB 204.2 million ($30.4 million) and the net proceeds generated from the sale of shares in our November 2010 public offering, with an amount of RMB 159.6 million ($24.0 million), primarily offset by the cash payment of RMB 222.2 million ($33.1 million) for the acquisition of property, plant and equipment for the construction and expansion of Hengdali facility and Hengda facility.

Cash and bank balances were RMB 89.4 million ($14.4 million) as of December 31, 2012, as compared to RMB 42.1 million ($6.7 million) at December 31, 2011, and RMB 263.5 million ($39.9 million) at December 31, 2010.

As of December 31, 2012, our total outstanding bank loans (both short-terms loans and long-term loans) amounted to RMB 60.0 million ($9.6 million) with interest rates in the range of 7.315% to 7.6475% per annum and maturity dates in the range of September 19, 2013 to August 22, 2014.

Operating lease commitments totaled RMB 29.2 million ($4.7 million) as of December 31, 2012.

Capital commitments and purchase commitments totaled RMB 1.4 million ($0.2 million) as of December 31, 2012 and 2011.

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

We have sufficient raw materials to support, on average, three weeks of production at any point in time. This helps to minimize any potential delays in our production process which may arise due to insufficient raw materials. Our production of ceramic tiles is based on customers’ orders. In doing so, we minimize storage space and maintain a relatively low inventory level of finished products. The increase in inventory turnover reflected the decrease in sales volume of ceramic titles, which resulted in slower moving of finished goods at year ended December 31, 2012. Our inventory turnover based on the year-end closing inventory balances for the years ended 2010, 2011, and 2012 are as follows:

	FY2010	FY2011	FY2012
Inventories (RMB’000)	177,217	291,781	290,603
Inventory turnover (days)(1)	73	84	101

(1)	The average inventory turnover is computed based on the formula: (simple average of the opening and closing inventories balance in a financial year / cost of goods sold) × 365 days.

In December 2012, the Company launched a sales promotion which decreased some of the selling prices of the products, resulting in the carrying value of some of its inventory being higher than their net realizable value. Provision for the declines in the value of inventory as at December 31, 2012 was RMB 4,237,000 and was charged to Cost of Sales. There has been no inventory write-off or allowance for inventory obsolescence for the years ended December 31, 2010 and 2011.

Credit Management

Credit terms to our customers

We typically extend credit terms of approximately 90 to 150 days to our customers. We will grant credit terms based on the reputation, creditworthiness, size of orders, payment records and number of years we have done business with the customer. We do not have a goods return policy. Considering the challenging market conditions in China’s real estate, the Company extended the collection period to 150 days to address funding pressures of some customers in the year ended December 31, 2012. As at December 31, 2010, 2011 and 2012, trade receivables were neither past due nor impaired.

Personnel from our sales and marketing department typically conduct visits to new customers to evaluate their credit worthiness before entering into any arrangements with them. In addition, as Hengda was awarded the top 500 brand, we increased the deposit required from new distributors from RMB 0.4 million to RMB 1.0 million.

Our average trade receivables’ turnover days in the last three years ended December 31, 2012 were as follows:

	FY2010	FY2011	FY2012
Trade receivables (RMB’000)	282,976	473,209	455,885
Trade receivables turnover (days)(1)	95	93	117

(1)	The average trade receivables’ turnover is computed based on the formula: (simple average of the opening and closing trade receivables balance in a financial year / revenue) × 365 days.

Credit terms from our suppliers

Our suppliers typically extend credit periods of three to five months for our purchases of clay while our suppliers for the other materials including coloring, glazing and packaging generally extend a credit period of approximately three to six months and coal suppliers generally extend us credit periods of about one month.

Our average trade and bills payables’ turnover days in the last three years ended December 31, 2012 were as follows:

	FY2010	FY2011	FY2012
Trade payables (RMB’000)	178,382	252,682	115,123
Trade payables turnover (days)(1)	101	94	91

(1)	The average trade payables’ turnover is computed based on the formula: (simple average of the opening and closing trade balances in a financial year / purchases of raw materials and outsourcing services) × 365 days.

Trade payables turnover was 91 days as of December 31, 2012 compared with 94 days as of December 31, 2011. The year-over-year decrease in trade payables turnover resulted from the lower balance of trade payables as of December 31, 2012.

In periods where raw material pricing is favorable, we will pay our suppliers in advance. This happened when our trade payables turnover fell from 101 days in 2010 to 94 days in 2011 when the price of coal decreased and we started paying coal suppliers in advance.

Capital Expenditures

Our capital expenditures primarily consist of expenditures on property, plant and equipment.

Capital expenditures on property, plant and equipment was RMB 19.5 million ($3.0 million) for the year ended December 31, 2012 compared to RMB 441.6 million ($68.5 million) for the same period in 2011. In the year ended December 31, 2012, we invested RMB 19.5 million ($3.0 million) to replace the old equipment at its Hengda facility.

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

In the year ended December 31, 2010, we invested RMB 100.4 million ($15.0 million) to replace and improve older manufacturing equipment at the Hengda facility

Contractual Obligations

Our contractual obligations consist mainly of debt obligations, operating lease obligations, capital purchase obligations and other purchase obligations and commitments, and will be paid off with our cash flow from operations. The following table sets forth a breakdown of our contractual obligations as of December 31, 2012:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB in Thousands)
Short-term debt obligations(1)	10,532	10,532	-	-	-
Long-term debt obligations(1)	56,193	3,774	52,419	-	-
Operating purchase obligations(2)	29,184	11,560	17,624	-	-
Capital purchase obligations(3)	1,392	1,392	-	-	-
Total	97,301	27,258	70,043	-	-

(1)	Amounts represent principal and interest cash payments over the life of the bank loans, including anticipated interest payments that are not recorded in the financial statements as of December 31, 2012.

(2)	We lease plant buildings, production factories, warehouses and employees’ hostel from non-related parties under non-cancellable operating lease arrangements.

(3)	Includes capital purchase obligations represent commitments for the construction or purchase of property, plant and equipment. They were not recorded as liabilities in the financial statements as of December 31, 2012.

The following table sets forth further details regarding our loans outstanding as of December 31, 2012:

Short-term debt obligations:	Amount of loans RMB’000	Interest rates (p.a)
Agricultural Bank of China	10,000	7.4175%

Long-term debt obligations:	Amount of loans RMB’000	Interest rates (p.a)
China Citic Bank(1)	50,000	7.315%-7.6475%

(1)	The terms of the long-term debt obligation are due to August 22, 2014.

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

Our research and development efforts resulted in the recent launch of the polished glazed tiles. Our research and development expenses were approximately RMB 16.4 million ($2.5 million), RMB 18.2 million ($2.9 million) and RMB 18.6 million ($3.0 million) for fiscal years 2010, 2011, and 2012. From time to time, we may enter into collaboration with other research institutes to develop new products or improve our production process. As of December 31, 2012, our R&D department had 82 employees.

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

As of December 31, 2012, our backlog was RMB 141.9 million ($22.8 million) which represents approximately the next three months of revenue at the time, compared to a backlog of approximately RMB 372.3 million ($59.1 million) on December 31, 2011, a year over year decrease of 61.9%, resulting primarily from decreased demand for our products.

Dividends

The Company announced that it will pay a semi-annual cash dividend of $0.10 per share. The first two cash dividends will be payable on July 13, 2013 and January 14, 2014, with record dates of June 13, 2013 and December 13, 2013, respectively.

Off-Balance Sheet Arrangements

We do not have any outstanding off-balance arrangements and have not entered into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

Impact of Inflation

Inflation has not historically been a significant factor impacting our results.

FINANCIAL RISK MANAGEMENT

The Company is exposed to financial risks arising from its operations and the use of financial instruments. The key financial risks included credit risk, liquidity risk, interest rate risk, foreign currency risk and market price risk.

The Company does not hold or issue derivative financial instruments for trading purposes or to hedge against fluctuations, if any, in interest rates and foreign exchange rates.

There has been no change to the Company’s exposure to these financial risks or the manner in which it manages and measures the risk.

(i)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company’s exposure to credit risk arises primarily from bank balances and trade receivables. For trade receivables, the Company adopts the policy of dealing only with customers of appropriate credit history to mitigate credit risk. For other financial assets, the Company adopts the policy of dealing only with high credit quality counterparties.

As the Company does not hold any collateral, the maximum exposure to credit risk for each class of financial assets is the carrying amount of that class of financial assets presented on the consolidated statements of financial position.

Cash and bank balances

The Company’s bank deposits are placed with reputable banks in the PRC, Hong Kong and the United States. The credit exposure of the Company’s cash and bank as at December 31, 2012, 2011 and 2010 were RMB 89,448,000, RMB 42,149,000 and RMB 263,495,000, respectively

Trade receivables

The Company’s objective is to seek continual growth while minimizing losses incurred due to increased credit risk exposure.

The Company has significant concentration of credit risk as the Company’s top three largest trade receivables represent approximately 10%, 8% and 18% of the trade receivable balance as at December 31, 2010, 2011 and 2012, respectively.

The Company’s exposure to credit risks is influenced mainly by the individual characteristics of each customer. The Company typically gives the existing customers credit terms of approximately 90 days to 150 days. In deciding whether credit shall be extended, the Company will take into consideration factors such as the relationship with the customer, its payment history and credit worthiness. In relation to new customers, the sales and marketing department will prepare credit proposals for approval by the Chief Executive Officer.

The Company performs ongoing credit evaluation of its customers’ financial condition and requires no collateral from its customers. The provision for impairment loss for doubtful debts is based upon a review of the expected collectability of all trade and other receivables.

The credit exposure of the Company’s trade receivables as at December 31, 2012, 2011 and 2010 were RMB 455,885,000, RMB 473,209,000 and RMB 282,976,000, respectively.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity risk may result from an inability to sell a financial asset quickly at close to its fair value.

The Company’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. The Company’s objective is to maintain a balance between continuity of funding and flexibility through the use of stand-by credit facilities.

The table below summarizes the maturity profile of the liabilities based on contractual undiscounted payments:

	Year ended December 31, 2012
	Less than 1 year	Between 1 and 2 years	Total
	RMB’000	RMB’000	RMB’000
Trade payables	115,123	-	115,123
Accrued liabilities and other payables	51,169	-	51,169
Interest-bearing bank borrowings	10,000	50,000	60,000
Total	176,292	50,000	226,292

The Company intends to ensure that there are adequate funds to meet all its obligations in a timely and cost-effective manner. The Company intends to maintain sufficient level of cash and cash equivalents and have available an adequate amount of committed credit facilities from financial institutions to meet its working capital requirements.

(iii)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates.

The Company’s exposure to interest rate risk arises primarily from short-term and long-term bank borrowings. The Company does not have investment in other financial assets. The Company’s policy is to maintain all its borrowings on a fixed rate basis.

Bank borrowings subject to fixed interest rates are contractually repriced at intervals of 12 months. The other financial instruments of the Company are not subject to significant interest rate risk.

At December 31, 2012, if average interest rate on the Company’s bank borrowings, which bear fixed rates, had been 50 basis point higher/lower, loss before tax for the year ended December 31, 2012 would have been decreased/increased by RMB336,000/RMB336,000 (2011: increased/decreased by approximately RMB 798,000 /RMB 798,000, 2010: increased/decreased by approximately RMB 310,000 /RMB 310,000,).

(iv)	Foreign currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk arises when transactions are denominated in foreign currencies.

The Company’s operations are primarily conducted in the PRC. All the sales and purchases transactions are denominated in RMB. As such, the operations are not exposed to exchange rate fluctuation.

As at December 31, 2010, 2011 and 2012, all of the Company’s monetary assets and monetary liabilities were denominated in RMB except for certain insignificant amount of bank balances and other payables which were denominated in foreign currencies such as US dollar and HK dollar.

In the opinion of the management, the Company does not have any significant currency exposure. Accordingly, the Company has not used any financial instrument to hedge its foreign currency risk as its risk exposure is considered to be minimal.

The management monitors its exposure to currency risk on an on-going basis and endeavors to keep the net exposure at an acceptable parameter.

Critical Accounting Policies and Judgment

Our consolidated financial statements are prepared in accordance with IFRS including related interpretations as issued by IASB, and have been consistently applied throughout the years ended December 31, 2010, 2011, and 2012. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates and judgments are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may materially differ from these estimates under different assumptions or conditions.

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

Financial instruments

Recognition, initial measurement and recognition

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument and are measured initially at fair value adjusted by transaction costs, except for those carried at fair value through profit or loss which are measured initially at fair value. Subsequent measurement of financial assets and financial liabilities are described below.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.

Classification and subsequent measurement of financial assets

For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:

-	Loans and receivables

-	Financial assets at fair value through profit or loss (“FVTPL”)

-	Held-to-maturity (“HTM”) investments

-	Available-for-sale (“AFS”) financial assets

All financial assets except for those at FVTPL are subject to review for impairment at least at each reporting date to identify whether there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below.

All income and expenses relating to financial assets are recognized in profit and loss.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue. After initial recognition, these are subsequently measured at amortized cost using the effective interest method, less provision for impairment. Discounting is omitted where the effect of discounting is immaterial. The Group’s cash and trade receivables fall into this category of financial instruments.

Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received..

Financial assets at FVTPL

Financial assets at FVTPL include financial assets that are either classified as held for trading or that meet certain conditions and are designated at FVTPL upon initial recognition. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments, for which the hedge accounting requirements apply.

Assets in this category are measured at fair value with gains or losses recognized in profit or loss. Transaction costs are expensed as incurred. The fair values of financial assets in this category are determined by reference to active market transactions or using a valuation technique where no active market exists. The Company does not have any financial assets classified as FVTPL.

HTM investments

HTM investments are non-derivative financial assets with fixed or determinable payments and fixed maturity other than loans and receivables. Investments are classified as HTM if the Company has the intention and ability to hold them until maturity.

HTM investments are measured subsequently at amortized cost using the effective interest method. The Company does not have any financial assets classified as HTM.

AFS financial assets

AFS financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets. The Company does not have any financial assets classified as AFS.

All AFS financial assets are measured at fair value. Gains and losses are recognized in other comprehensive income for AFS equity investment, all other financial assets except AFS equity investment are recognized in profit or loss. When the asset is disposed of or is determined to be impaired, the cumulative gain or loss recognized in other comprehensive income is reclassified from the equity reserve to profit or loss. On the date of impairment reversal, the carrying amount of the financial asset cannot exceed its amortized cost had the impairment not been recognized. Interest calculated using the effective interest method and dividends are recognized in profit or loss within finance income.

Reversals of impairment losses for AFS financial assets are recognized in profit or loss if the reversal can be objectively related to an event occurring after the impairment loss was recognized. For AFS equity investments, impairment reversals are not recognized in profit loss and any subsequent changes in fair value are recognized in other comprehensive income.

Impairment of financial assets

At each reporting date, financial assets are reviewed to determine whether there is any objective evidence of impairment. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss. On the date of reversal of impairment, the carrying amount of the financial assets cannot exceed its amortized cost had the impairment not been recognized.

Classification and subsequent measurement of financial liabilities

Financial liabilities

Financial liabilities are classified as FVTPL, or other financial liabilities, as appropriate upon initial recognition. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

i	Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequent to the initial recognition, other financial liabilities are measured at amortized cost using the effective interest method. The Company’s other financial liabilities include accounts payable and accrued liabilities.

ii Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments (including separated embedded derivatives) held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the consolidated statement of comprehensive loss. The Company does not have any financial liabilities classified as FVTPL.

Leases

Financial leases refers to the situation that the economic ownership of a leased asset is transferred to the lessee if the lessee bears substantially all the risks and rewards of ownership of the leased asset.

All other leases are treated as operating leases. Where the Company has the right to use of assets held under operating leases, payments made under the leases are charged to the income statement on a straight line basis over the lease terms except where an alternative basis is more representative of the time pattern of benefits to be derived from the leased assets. Lease incentives received are recognized in profit or loss as an integral part of the aggregate net lease payments made. Contingent rental are charged to profit or loss in the accounting period in which they are incurred.

All the leases of the Company are operating leases for the years ended December 31, 2012, 2011 and 2010.

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

Impairment of non-financial assets

Impairment testing is made on the Company’s goodwill at each reporting date. Property, plant and equipment and land use rights are tested for impairment if there is any indication that the assets may be impaired at the balance sheet date.

For the purpose of assessing impairment, assets are grouped at the lowest level for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at cash-generating unit level. Goodwill is allocated to those cash-generating units that are expected to benefit from synergies of the related business combination and represent the lowest level within the Company at which management monitors goodwill.

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

Impairment losses for cash-generating units reduce first the carrying amount of any goodwill allocated to that cash-generating unit. Any remaining impairment loss is charged pro rata to the other assets in the cash-generating unit. With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the cash-generating unit’s recoverable amount exceeds its carrying amount. The Company has not recognized any impairment to date.

Share-based employee remuneration

The Company operates equity-settled share-based remuneration plans for its employees. None of the Company’s plans feature any options for a cash settlement.

All goods and services received in exchange for the grant of any share-based payment are measured at their fair values. If the fair value of the goods and services received can’t be measured reliably, the fair values of employees’ services are determined indirectly by reference to the fair value of the equity instruments granted. This fair value is appraised at the grant date and excludes the impact of non-market vesting conditions (for example profitability and sales growth targets and performance conditions).

All share-based remuneration is ultimately recognized as an expense in profit or loss with a corresponding credit to share-based payment reserve. If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. The number of forfeitures likely to occur is estimated on grant date and is revised as deemed necessary.

Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Estimates are subsequently revised if there is any indication that the number of share options expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior periods if share options ultimately exercised are different to that estimated on vesting.

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

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the Company is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

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

a)	the Company has the legally enforceable right to set off the recognized amounts; and

b)	intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The Company presents deferred tax assets and deferred tax liabilities in net if, and only if,

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

Critical Accounting Estimates and Assumptions

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Depreciation of property, plant and equipment

Property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives. Management estimates the useful lives of property, plant and equipment to be within 5 to 40 years. The carrying amounts of the Company’s property, plant and equipment as at December 31, 2012, 2011 and 2010 were RMB 795,983,000, RMB 843,429,000 and RMB 459,161,000, respectively. Changes in the expected level of usage and technological developments could impact the economic useful lives and the residual values of these assets, therefore future depreciation charges could be revised.

Amortization of land use rights

Land use rights are amortized on a straight-line basis over their estimated useful lives. Management estimates the useful lives of land use rights to be 50 years. The carrying amounts of the Company’s land use rights as at December 31, 2012, 2011 and 2010 were RMB 30,598,000, RMB 31,267,000 and RMB 31,936,000, respectively. Changes in the expected level of usage and technological developments could impact the economic useful lives and the residual values of these assets, therefore future amortization charges could be revised.

Income tax

The Company has exposure to income taxes in the PRC. Significant judgment is required in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The carrying amounts of the Company’s income tax payable as at December 31, 2012, 2011 and 2010 were RMB 869,000, RMB 35,090,000 and RMB 22,576,000, respectively. If our estimates of these taxes are greater or less than actual results, an additional tax benefit or charge will impact our financial results.

Impairment of trade receivables

The Company’s management assesses the collectability of trade receivables. This estimate is based on the credit history of the Company’s customers and the current market condition. Management assesses the collectability of trade receivables at the balance sheet date and makes the provision, if any. The carrying amounts of the Company’s trade receivables as at December 31, 2012, 2011 and 2010 were RMB 455,885,000, RMB 473,209,000 and RMB 282,976,000, respectively. If the financial condition of a customer deteriorates, resulting in an impairment of their ability to make payments, we may be required to make provision for such impairment in our financial statements.

Net realizable value of inventories

Net realizable value of inventories is the management’s estimation of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of similar nature. It could change significantly as a result of various market factors. The carrying amounts of the Company’s inventories as at December 31, 2012, 2011 and 2010 were RMB 290,603,000, RMB 291,781,000 and RMB 177,217,000, respectively. If these estimates or their related assumptions change in the future, we may be required to make provision for such changes in our financial statements.

Impairment of long-lived assets

The Company tests long-lived assets for possible impairment if an event occurs or circumstances change that would more likely than not reduce the fair value of an asset group below its carrying amount. Asset recoverability is an area involving management judgment, requiring assessment as to whether the carrying value of assets can be supported by the discounted future cash flows. In calculating the future cash flows certain assumptions are required to be made in respect of highly uncertain matters such as revenue growth rates, gross margin percentages and terminal growth rates.

In 2010 and 2011, management did not identify any impairment indicator for long-lived assets. In 2012, China’s real estate market has been under pressure due to speculative activities and government policies that restricted construction. Under such circumstances, the Company received less sales orders from its customers and then decreased its production volume, which led to some production lines not being used at the end of 2012. In addition, the Company decreased its sales price in order to increase sales volume in December 2012, which resulted in reduced gross profit margins. In addition, the Company’s stock price suggested that market capitalization was less than the carrying amount of the net assets of the Company. Hence, management deemed these factors as impairment indicators for the long-lived assets. The Company engaged an external appraiser to assess the property, plant, equipment and land use right values as of December 31, 2012. The external appraiser computed the fair value less costs to sell and value in use valuation and issued a valuation report.

For value in use method, the discounted cash flow analysis is based on the Company’s projected cash flow from 2013 through 2017. Net revenue was based on existing and new projected contracts, annual revenue volume growth rates between 0%-8.3% and selling price increases between 0%-5.6%. Gross margin rates were estimated between 25.9% - 30.1% in the projection period based on historical averages. At the end of the five year forecast period, a terminal value based on a long term growth rate is used. The key assumptions employed in arriving at the estimates of future cash flows are subjective and include projected EBITDA, net cash flows, discount rates, capital expenditure, working capital requirement and the duration of the discounted cash flow model. The cash flows were discounted using a weighted average cost of capital of 22%, which was management’s best estimate based on the Company’s capital structure and external industry data. In the assessment of the replacement cost of property, plant, equipment and land use rights, the valuation made reference to comparables sales with appropriate adjustments, and the original or replacement cost depreciated according to economic life, age and land use term. The assumptions and estimates used in the value in use and fair value less cost to sell valuation were derived from a combination of internal and external factors based on historical experience and management’s best estimate.

Based on the appraiser’s report, there was no impairment of long-lived assets as of December 31, 2012. There was no impairment loss for long-lived assets as of December 2011 and 2010.

Shares-based payment transaction

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. As a result, if factors change and we use different assumptions, our share-based compensation expenses could be materially different in the future.

Critical judgments in applying the entity’s accounting policies

Accounting for the Success Winner Acquisition

The Company has accounted for the Success Winner Acquisition as a reverse recapitalization. The management believes the acquisition agreement resulted in the former owner of Success Winner obtaining effective operating and financial control of the combined entity through 1) the owner’s majority shareholder interest in the combined entity immediately after the acquisition, 2) his significant representation on the Board of Directors and 3) Success Winner management being named to all the senior executive positions in the combined entity.

Prior to the acquisition, China Ceramics had no operating business. Accordingly, the management believes the acquisition does not constitute a business combination and treats it as a capital transaction for accounting purposes.

Accounting for the equity-settled share-based payment to financial advisors

The management has measured its equity-settled share-based payment to some financial advisors indirectly at the cost of the equity instruments granted as the fair value of the services could not be estimated reliably

The management has determined this equity-settled share-based payment, together with the audit, legal and consulting fees incurred for the Success Winner Acquisition, were all incremental transaction costs directly related to the reverse recapitalization transaction and has charged these costs directly to equity to the extent of net monetary assets received and charged the incremental transaction costs in excess of the net monetary assets received to expense.

Determining the date when the Company obtained control of the Gaoan Facility

The management has regarded January 8, 2010, the date when the registration and business license was officially transferred from the Gaoan Facility’s former shareholders to the Company and when an executive officer was appointed by the Company to take over controls over the Facility’s operating and financing activities, as the date the Company obtained control of the Gaoan Facility.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         Directors and senior management

Our current directors and executive officers are:

Name	Age	Position
Huang Jia Dong	55	Director and Chief Executive Officer
Su Pei Zhi	59	Director and Sales Deputy General Manager
Hen Man Edmund	40	Chief Financial Officer
Ding Wei Dong (1)(2)(3)	73	Director
Paul K. Kelly (2)(3)	73	Director and Non-Executive Chairman
Cheng Yan Davis(1)(2)(3)	71	Director
William L. Stulginsky(1)	62	Director
Su Wei Feng	32	Director and Corporate Secretary

(1)	Member of audit committee

(2)	Member of compensation committee

(3)	Member of nominations committee

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

Paul K. Kelly has been our director since August 18, 2009 and our Non-Executive Chairman since April 4, 2010. He was also Chairman of the Board and Chief Executive Officer of our predecessor, CHAC, from its inception. Since February 1992, Mr. Kelly has been the President and Chief Executive Officer of Knox & Co., an investment banking firm specializing in mergers and acquisitions, corporate restructuring and international financial advisory services for clients in the U.S., Asia, and throughout the world. In 2004, Mr. Kelly formed the Westgate Group, Inc., a strategic advisory firm focusing upon identifying and implementing cross-border business opportunities for clients with an emphasis on Asia and the Pacific Basin, for which he acts as Chairman, CEO, and is the majority shareholder. Mr. Kelly is also the President, Chief Executive Officer and sole shareholder of PH II, Inc., a privately held investment company which has investments in the United States and New Zealand. He has held these positions with PH II since 1988. Mr. Kelly also serves as Chairman and Chief Executive Officer of Knox Enterprises, Inc., successor to THT Inc., a privately held diversified manufacturing company. In 1996, Mr. Kelly founded the Carrington Club, a golf resort and karikari estate and winery in New Zealand for which he is the owner and Edgewater Developers, a real estate development company in New Zealand. From 1985 to 1990 Mr. Kelly served as President and Chief Executive Officer of Peers & Co., an international investment banking firm. From 1984 to 1985 Mr. Kelly was the President and a director of Quadrex Securities Corp. From 1982 to 1984 he was an Executive Vice President and Director of Dean Witter Reynolds, Inc., responsible for all investment banking activities for financial institutions. Mr. Kelly also served as Managing Director and a member of the Management Committee of Merrill Lynch White Weld Capital Markets Group from 1980 to 1982 where he was responsible for all investment banking activities for financial institutions on a worldwide basis, and was also senior banker to Merrill Lynch & Co., the holding company for all Merrill Lynch interests. From 1978 to 1980 Mr. Kelly was Executive Vice President, Director and member of the Executive Committee of Blyth Eastman Dillon, where he was co-head of the Corporate Finance Department. He was responsible for all new business activities for the firm and headed the Financial Institutions Group. Among the other positions held by Mr. Kelly prior to 1978 include his positions from 1968 to 1975 as Vice President of The First Boston Corporation where he established the commercial paper department and was responsible for all corporate finance new business activities, and as a partner, member of the management committee and head of investment banking for Prescott, Ball & Turbin from 1975 to 1978. Mr. Kelly is a member of the Board of Trustees of the University of Pennsylvania, a member of the Business School Advisory Board of the University of Auckland (NZ), and a past member of the New Zealand Business Roundtable. In addition, he is a member of the Director’s Advisory Board of the Yale Cancer Center. He is a past director of American Life and Health Insurance Company of New York, The Chicago Sun-Times Corporation, Hydrox Corporation, Ltd. (New Zealand), MCR Corporation, and Porta Systems Corporation (ASE). He graduated from the University of Pennsylvania in 1962 and received an MBA in Finance from the Wharton School in 1964 and an LLD (Hon.) from the University of Auckland (NZ) in 2006. We have chosen Mr. Kelly to serve as a director because of his experience in the US financial industry and he was also the founder of CHAC.

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

William L. Stulginsky has been our director since April 1, 2010. Mr. Stulginsky retired as Partner from PricewaterhouseCoopers LLP in September 2009. He has over thirty six years of public accounting experience and was a partner at PricewaterhouseCoopers and predecessor firms for twenty-four years prior to his retirement. His background includes serving public and private clients in the higher education, healthcare, electric and gas utilities, pharmaceutical and manufacturing industries. He has a Bachelor of Science degree in Accounting from LaSalle University. Mr. Stulginsky is also on the Board of Directors of Fox Chase Cancer Center Foundation in Philadelphia, the Visiting Nurse Association of Greater Philadelphia and Main Line Health, all of which are nonprofit organizations. We have chosen Mr. Stulginsky to serve as director because of his financial sophistication. Mr. Stulginsky was also on the Board of Hayleysville Mutual Insurance Company.

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

There are no family relationships among our directors or officers.

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

Director Compensation

Starting April 1, 2010, our Board of Directors determined to provide its non-employee members annual compensation of $40,000, and Mr. William L. Stulginsky, as the Chairman of the Audit Committee, received $45,000. Prior to April 1, 2010, there was no compensation provided to any of our directors.

The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2012 to each of our non-employee directors for such person’s service as an director (including contingent or deferred compensation accrued during 2012):

		Value of
		Options(1)
Name and Principal Position	Cash RMB	RMB	Total RMB
Ding Wei Dong	254,000	-	254,000
Paul K. Kelly	249,204	-	249,204
Cheng Yan Davis	249,204	-	249,204
William L. Stulginsky	280,355	-	280,355

(1)	No options were granted to our directors in 2012.

Executive Officers

The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2012 to each of our officers for such person’s service as an officer (including contingent or deferred compensation accrued during 2012 but not including any amounts paid to such persons for their services as directors):

			Value of
		Bonus	Options(1)
Name and Principal Position	Salary RMB	RMB	RMB	Total RMB
Huang Jia Dong, Chief Executive Office	129,204	-	-	129,204
Su Pei Zhi, Sales Deputy General Manager	136,232	-	-	136,232
Hen Man Edmund, Chief Financial Officer	302,820	-	-	302,820
Su Wei Feng, Corporate Secretary	83,652	-	-	83,652

(1)	No options were granted to our executives in 2012.

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

•	The term of the employment agreements is three years (February 1, 2013 to January 31, 2015 for Su Peizhi, Huang Jia Dong and Su Wei Feng and August 1, 2012 to July 31, 2014 for Hen Man Edmund).

•	Huang Jia Dong will receive compensation of RMB 10,000 per month; Su Pei Zhi will receive compensation of RMB 12,000 per month from January 1, 2010; Hen Man Edmund will receive compensation of RMB 30,000 per month from January 1, 2010; and Su Wei Feng will receive compensation of RMB 7,000 per month.

•	We may dismiss any of the above officers if any of the following events occurs with respect to the officer: (1) failure to show up for work, (2) failure to provide required documents, (3) falsification of documents, criminal record, etc., (4) serious violation of such officers’ labor rules and of regulations, (5) serious lapse of duties and responsibilities, (6) activities that violate regulations, resulting in loss of more than RMB 4,000, (7) operation of his own business during the term of his employment, (8) criminal prosecution and labor punishment, (9) request by the officer to resign, (10) causing us to sign or change any contract through fraud, coercion and other fraudulent means, or (11) other situations stipulated by law and statutes.

•	Each officer is subject to the non-compete provisions of the agreement for a period of three years following termination of the employment agreement and non-solicitation provisions of the agreement for a period of two years following termination of the employment agreement.

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

China Ceramics Co., Ltd. 2010 Incentive Compensation Plan

On December 27, 2010, our shareholders approved the 2010 Incentive Plan. The purpose of the 2010 Incentive Plan is to assist us and our subsidiaries in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, and independent contractors by enabling such persons to acquire or increase a proprietary interest in us in order to strengthen the mutuality of interests between such persons and our shareholders, and providing such persons with annual and long-term performance incentives to expand their maximum efforts in the creation of shareholder value.  Awards under the 2010 Incentive Plan will be limited in the aggregate to 1,200,000 shares. The 2010 Incentive Plan shall terminate at such time as no shares remain available for issuance under the 2010 Incentive Plan, when we have no further obligations with respect to outstanding awards under the 2010 Incentive Plan. As of December 31, 2012, 1,130,000 shares underling grants under the 2010 Incentive Plan have been granted.

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

Certain U.S. Federal Income Tax Consequences of the 2010 Incentive Plan

The following is a general summary of the U.S. federal income tax consequences under current tax law to China Ceramics, were it subject to U.S. federal income taxation on a net income basis, and to participants under the 2010 Incentive Plan who are individual citizens or residents of the United States for U.S. federal income tax purposes (“U.S. participants”) of Options, which include ISOs and Options that are not ISOs, SARs, restricted stock, deferred stock, performance shares, performance units, restricted stock units, dividend equivalent rights and bonus stock. It does not purport to cover all of the special rules that may apply, including special rules relating to limitations on the ability of China Ceramics to deduct certain compensation, special rules relating to deferred compensation, golden parachutes, participants subject to Section 16(b) of the Exchange Act and the exercise of an Option with previously-acquired shares. This summary assumes that U.S. participants will hold their shares as capital assets within the meaning of Section 1221 of the Code. This summary does not address the application of the passive foreign investment company rules of the Code to U.S. participants. These rules are discussed generally under the section below entitled “Taxation–United States Federal Income Taxation–U.S. Holders–Passive Foreign Investment Company Rules”. In addition, this summary does not address the foreign, state or local income or other tax consequences, or any U.S. federal non-income tax consequences, inherent in the acquisition, ownership, vesting, exercise, termination or disposition of an award under the 2010 Incentive Plan or shares issued pursuant thereto. Participants are urged to consult their own tax advisors concerning the tax consequences to them of an award under the 2010 Incentive Plan or shares issued pursuant thereto.

A U.S. participant generally does not recognize taxable income upon the grant of an option. Upon the exercise of an Option that is not an ISO, the participant generally recognizes ordinary income in an amount equal to the excess, if any, of the fair market value of the shares acquired on the date of exercise over the exercise price therefor, and China Ceramics would be entitled to a deduction for such amount at that time. If the U.S. participant later disposes of the shares acquired under an Option that is not an ISO, the U.S. participant generally recognizes a long-term or short-term gain or loss, depending upon the period for which the shares were held thereby. A long-term capital gain generally is subject to more favorable tax treatment than ordinary income or a short-term capital gain. The deductibility of capital losses is subject to certain limitations.

Upon the exercise of an ISO, a U.S. participant generally does not recognize taxable income. If the U.S. participant disposes of the shares acquired pursuant to the exercise of an ISO more than two years after the date of grant and more than one year after the transfer of the shares to the participant, the U.S. participant generally recognizes a long-term capital gain or loss, and China Ceramics would not be entitled to a deduction. However, if the U.S. participant disposes of such shares prior to the end of the required holding period, all or a portion of the gain is treated as ordinary income, and China Ceramics generally would be entitled to deduct such amount.

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

A U.S. participant who receives a restricted stock award or who purchases shares of restricted stock, which shares, in either case, are subject to a substantial risk of forfeiture and certain transfer restrictions, generally does not recognize income on the receipt of the award or the purchased restricted shares and generally recognizes ordinary compensation income at the time the restrictions lapse in an amount equal to the excess, if any, of the fair market value of the shares at such time over any amount paid by the U.S. participant for the shares. Alternatively, the U.S. participant may elect to be taxed upon receipt of the restricted shares based on the value of the shares at the time of receipt. China Ceramics generally would be entitled to deduct such amount at the same time as ordinary compensation income is required to be included by the U.S. participant and in the same amount. Dividends received with respect to restricted shares generally are treated as compensation, unless the U.S. participant elects to be taxed on the receipt (rather than the vesting) of the restricted shares.

A U.S. participant generally does not recognize income upon the grant of an SAR. The U.S. participant recognizes ordinary compensation income upon the exercise of the SAR equal to the increase in the value of the underlying shares, and China Ceramics generally would be entitled to a deduction for such amount.

A U.S. participant generally does not recognize income on the receipt of a deferred stock award or a bonus stock award and generally recognizes income when the shares are received. At such time, the U.S. participant recognizes ordinary compensation income equal to the excess, if any, of the fair market value of the shares over any amount paid for the shares, and China Ceramics generally would be entitled to deduct such amount at such time.

A U.S. participant generally does not recognize income on the receipt of a performance award, annual incentive award or dividend equivalent right award until a payment is received under the award.  At such time, the U.S. participant recognizes ordinary compensation income equal to the amount of any cash payments and the fair market value of any shares received, and China Ceramics generally would be entitled to deduct such amount at such time.

C.	Board Practices

The term of each director is until their resignation or removal.

Our board of directors has established an audit committee, a compensation committee and a governance and nominating committee.

Audit Committee.  The audit committee consists of William L. Stulginsky, Paul K. Kelly, Ding Wei Dong and Cheng Yan Davis. Mr. Stulginsky is the chair of the audit committee, and our board of directors believe that Mr. Stulginsky qualifies as an “audit committee financial expert”, as such term is defined in the rules of the Securities and Exchange Commission.

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

The table below provides information as to the total number of employees at the end of the last three fiscal years. We reduced our employees in 2012 due to the reduction in the facilities that were being operated. We have no contracts or collective bargaining agreements with labor unions and have never experienced work stoppages due to labor dispute. We consider our relations with our employees to be good.

	2010	2011	2012
Number of Employees	2,041	2,491	2,297

E.	Share Ownership

See Item 7, below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth, as of March 31, 2013, certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

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

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 20,430,838 shares issued and outstanding as of March 31, 2013.

Name(1)	Number of Shares Beneficially Owned		Percentage of Ownership
Paul K. Kelly(2)	727,676	(3)	3.6%
Cheng Yan Davis(4)	109,750	(5)	*
Huang Jia Dong	8,345,308	(6)	40.3%
Su Pei Zhi	100,000	(7)	*
Ding Wei Dong	40,000	(8)	*
William L. Stulginsky(9)	70,000	(10)	*
Su Wei Feng	200,000	(11)	*
Hen Man Edmund	358,000	(12)	1.7%
All directors and executive officers as a group (8 individuals)	9,950,734		47.0%
Sound Treasure Limited	5,212,905	(13)	25.5%
Clear Harbor Asset Management, LLC	1,617,948	(14)	7.9%
David Knott	1,259,081	(15)	6.2%
James D. Dunning, Jr.	1,101,251	(16)	5.4%
Alan G. Hassenfeld	1,101,251	(16)	5.4%
Gregory E. Smith	1,101,251	(16)	5.4%

*	Less than 1%

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Jinjiang Hengda Ceramics Co., Ltd.; Junbing Industrial Zone; Anhai, Jinjiang City; Fujian Province, PRC.
(2)	Paul K. Kelly’s business address is c/o Knox & Co.; 830 Post Road East, Suite 205; Westport, CT 06880.
(3)	Includes 40,000 shares underlying options. The options are currently exercisable for $7.65 per ordinary share and expire on January 27, 2016.
(4)	Cheng Yan Davis’s address is 160 Riverside Blvd, New York NY.
(5)	Includes 40,000 shares underlying options. The options are currently exercisable for $7.65 per ordinary share and expire on January 27, 2016.
(6)	Includes (i) an aggregate of 2,682,403 ordinary shares owned by Mr. Huang’s spouse and children for which Mr. Huang may be deemed to be the beneficial owner but for which Mr. Huang disclaims any beneficial ownership, (ii) 5,212,905 shares owned by Sound Treasure Limited, an entity of which Mr. Huang is the sole director and shareholder, and (iii) 300,000 shares underlying options that are currently exercisable for $7.65 per ordinary share and expire on January 27, 2016.
(7)	Consists of 100,000 shares underlying options. The options are currently exercisable for $7.65 per ordinary share and expire on January 27, 2016
(8)	Consists of 40,000 shares underlying options. The options are currently exercisable for $7.65 per ordinary share and expire on January 27, 2016.

(9)	William L. Stulginsky’s address is 209 Wisteria Lane; Media, PA 19063.
(10)	Includes 60,000 shares underlying options. The options are currently exercisable for $7.65 per ordinary share and expire on January 27, 2016.
(11)	Consists of 200,000 shares underlying options. The options are currently exercisable for $7.65 per ordinary share and expire on January 27, 2016.
(12)	Includes 350,000 shares underlying options. The options are currently exercisable for $7.65 per ordinary share and expire on January 27, 2016.
(13)	Huang Jia Dong is the sole director and shareholder of Sound Treasure Limited.
(14)	Based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 2013. The principal business address of Clean Harbor Asset Management, LLC is 420 Lexington Avenue, Suite 2006; New York, NY 10170.
(15)	Based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 23, 2012. Includes (i) 1,259,081 shares beneficially owned by Dorset Management Corporation, (ii) 672,400 shares beneficially owned by Knott Partners, L.P., and (iii) 356,681 shares beneficially owned by Knott Partners Offshore Master Fund, L.P. Mr. Knott is the managing member of Knott Partners Management, LLC, a New York limited liability company (“Knott Management”), that is the sole General Partner of Shoshone Partners, L.P., a Delaware limited partnership (“Shoshone”), Mulsanne Partners, L.P., a Delaware limited partnership (“Mulsanne”), and Knott Partners Offshore Master Fund, L.P., a Cayman Islands Exempted Limited Partnership (“Knott Offshore”), and managing general partner of Knott Partners, L.P., a New Jersey limited partnership (“Knott Partners” and together with Shoshone, Mulsanne and Offshore, the “Partnerships”). The Partnerships invest in securities that are sold in public markets. The principal activity of each Partnership is the acquisition of long and short positions in equity securities of publicly traded U.S. and foreign securities. Each Partnership has the authority to employ various trading and hedging techniques and strategies in connection therewith. Mr. Knott is also the sole shareholder, Director and President of Dorset Management Corporation (“DMC”), which provides investment management services to the Partnerships and a limited number of other foreign and domestic individuals and entities. The business address of Mr. Knott, DMC and Knott Partners is 485 Underhill Boulevard, Suite 205; Syosset, New York 11791. The business address of Knott Offshore is c/o Walkers SPV Limited, Walker House; 87 Mary Street, Georgetown, Cayman KY1-9002; Cayman Islands.
(16)	Based on a Schedule 13D/A filed with the Securities and Exchange Commission on October 28, 2011 filed by James D. Dunning, Alan G. Hassenfeld, and Gregory E. Smith, who are parties to a voting agreement dated November 20, 2009. Consists of 663,693 shares owned by Mr. Dunning, 348,656 shares owned by Mr. Hassenfeld, and 88,902 shares owned by Mr. Smith. The business address of Mr. Dunning is 2 Sutton Place South, Apt. 17D, New York, NY 10022. The business address of Mr. Hassenfeld is c/o Hassenfeld Family Initiatives; The Owen Building; 101 Dyer Street, Suite 401; Providence, RI 02903. The business address of Mr. Smith is 1401 NE 70th Street; Oklahoma City, OK 73111

Our officers, directors, employees and independent contractors are eligible to receive awards under the 2010 Incentive Plan, as described under the section titled “6.B Compensation–China Ceramics Co., Ltd. 2010 Incentive Compensation Plan.”

B.	Related Party Transactions

Related Party Transactions of CHAC

Pursuant to a registration rights agreement between us and certain of our officers and directors, we must use our best efforts to cause a registration statement relating to the resale of certain securities owned by them to be declared effective and, once effective, only to use our best efforts to maintain the effectiveness of the registration statement. A registration statement pursuant to these rights is currently effective.

Related Party Transactions of China Ceramics and Operating predecessor

Mr. Huang Jia Dong, the founder and Chairman of Hengda and our Chief Executive Officer and one of our directors, and a holder of approximately 40.3% of our shares as of April 22, 2013, and Mr. Wong Kung Tok, formerly one of our significant shareholders, provide working capital loans to us from time to time during the normal course of our business. These loans amounted to RMB 1,327,000 ($201,000), RMB 1,327,000 ($211,000), and RMB 4,796,000 ($770,000) in 2010, 2011, and 2012, respectively. These loans are interest free, unsecured and repayable on demand. They remain outstanding as of December 31, 2012. Mr. Huang and Mr. Wong are brothers-in-law.

Pursuant to an administrative services agreement dated as of December 1, 2009 between China Ceramics and Stuart Management Co., an affiliate of Paul K. Kelly, Chairman of the board of directors, China Ceramics pays $7,000 a month plus out-of-pocket expenses to Stuart Management Co. for administrative services. The initial one-year term began on December 1, 2009, and the agreement automatically renews for successive one-year terms unless either party notifies the other of its intent not to renew. During the term of the agreement, Stuart Management Co. will provide us with general administrative services, including acting as an administrative agent for us in the United States and the British Virgin Islands, and allow us to utilize certain of its office space for meetings.

Mr. Huang Jia Dong, director and chief executive officer and Su Pei Zhi, director and sales deputy general manager provide guarantees to the Company for certain bank loans. The guarantees amounted to RMB 142,000,000 ($21,515,000), RMB 180,000,000 ($28,599,000) and RMB 180,000,000 ($28,892,000) as of December 31, 2010, 2011 and 2012, respectively.

C.	Interests of Experts and Counsel

Not required.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See Item 18.

B.	Significant Changes

None

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The following tables set forth, for the calendar quarters indicated and through March 31, 2013, the quarterly high and low sale prices for our shares, as reported on NASDAQ, the OTC Bulletin Board or the NYSE Amex, as applicable. The OTC Bulletin Board market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

	Shares
	High	Low
Annual Highs and Lows
2008	9.40	8.20
2009	10.01	7.00
2010	10.10	5.05
2011	8.48	2.45
2012	4.25	1.50
Quarterly Highs and Lows
2011
First Quarter	8.48	5.52
Second Quarter	6.20	3.80
Third Quarter	5.45	2.45
Fourth Quarter	3.09	2.49
2012
First Quarter	4.25	2.84
Second Quarter	3.99	2.55
Third Quarter	3.09	1.77
Fourth Quarter	2.54	1.50
2013
First Quarter	3.44	2.05
Monthly Highs and Lows
September 2012	2.50	1.77
October 2012	1.61	1.50
November 2012	2.08	1.51
December 2012	2.54	1.89
January 2013	3.44	2.46
February 2013	3.30	2.85
March 2013	3.10	2.05

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our shares have been listed on the NASDAQ Global Market under the symbols CCCL, since January 18, 2011. Our shares were listed on the NASDAQ Capital Market from November 3, 2010 through January 17, 2011. The shares were previously quoted on the OTC Bulletin Board from December 29, 2009 through November 2, 2010. Prior to December 29, 2009, our shares were traded on NYSE Amex, under the symbols “HOL.” CHAC’s shares commenced to trade on December 17, 2007.

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

Except for the above, the Company did not enter into any other material contracts during our fiscal years 2011 or 2012.

D.	Exchange controls

Under British Virgin Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E.	Taxation

The following summary of the material PRC and U.S. federal income tax consequences of the acquisition, ownership and disposition of China Ceramics shares, sometimes referred to as “securities,” is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in China Ceramics’ securities, such as the tax consequences under state, local and other tax laws. For purposes of this discussion, references to “China Ceramics,” “we,” “us” or “our” refer only to China Ceramics Co., Ltd.

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

According to the EIT Law and its implementing rules, the PRC Individual Income Tax Law and its implementing rules, the PRC Tax Administration Law (the “Tax Administration Law”) and its implementing rules, the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises (the “Administration Measures”) and other applicable PRC laws or regulations (collectively the “Tax Related Laws”), where any gain derived by a non-resident investor from the sale or transfer of China Ceramics’ securities is subject to any income tax in the PRC, and such non-resident investor fails to file any tax return or pay tax in this regard pursuant to the Tax Related Laws, such investor may be subject to certain fines, penalties or punishments, including without limitation: (1) if the non-resident investor fails to file a tax return and present the relevant information in connection with tax payments, the competent tax authorities shall order it to do so within the prescribed time limit and may impose a fine up to RMB 2,000, and in egregious cases, may impose a fine ranging from RMB 2,000 to RMB 10,000; (2) if the non-resident investor fails to file a tax return or fails to pay all or part of the amount of tax payable, the non-resident investor shall be required to pay the unpaid tax amount payable, a surcharge on overdue tax payments (the daily surcharge is 0.05% of the overdue amount, beginning from the day the deferral begins) and a fine ranging from 50% to 500% of the unpaid amount of the tax payable; (3) if the non-resident investor fails to file a tax return and to pay the tax within the prescribed time limit according to the order by the PRC tax authorities, the PRC tax authorities may collect and check information about the income receivable by the non-resident investor in the PRC from other payers (the “Other Payers”) who will pay amounts to such non-resident investor, and send a “Notice of Tax Issues” to the Other Payers to collect and recover the tax payable and overdue fines imposed on such non-resident investor from the amounts otherwise payable to such non-resident investor by the Other Payers; (4) if the non-resident investor fails to pay the tax payable within the prescribed time limit as ordered by the PRC tax authorities, a fine may be imposed on the non-resident investor ranging from 50% to 500% of the unpaid tax payable, and the PRC tax authorities may, upon approval by the director of the tax bureau (or sub-bureau) of, or higher than, the county level, take the following compulsory measures: (i) notify in writing the non-resident investor’s bank or other financial institution to withhold from the account thereof for payment of the amount of tax payable, and (ii) detain, seal off, or sell by auction or on the market the non-resident investor’s commodities, goods or other property in a value equivalent to the amount of tax payable; or (5) if the non-resident investor fails to pay all or part of the amount of tax payable or surcharge for overdue tax payment, and cannot provide a guarantee to the PRC tax authorities, the tax authorities may notify the frontier authorities to prevent the non-resident investor or its legal representative from leaving the PRC.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder of China Ceramics’ securities based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold China Ceramics’ securities as capital assets within the meaning of Section 1221 of the Code. This discussion also does not address the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of China Ceramics’ voting shares;

•	persons that acquired China Ceramics’ securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•	persons that hold China Ceramics’ securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar;

•	controlled foreign corporations; or

•	passive foreign investment companies.

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

Tax Treatment of China Ceramics After the Redomestication and the Business Combination

Section 7874(b) of the Code generally provides that a corporation organized outside the United States that acquires, directly or indirectly, pursuant to a plan or series of related transactions, substantially all of the assets of a corporation organized in the United States will be treated as a domestic corporation for U.S. federal income tax purposes if shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% of either the voting power or the value of the stock of the acquiring corporation after the acquisition. Under regulations recently promulgated under Section 7874, a warrant holder of either the acquired corporation or the acquiring corporation generally is treated for this purpose as owning stock of the acquired corporation or the acquiring corporation, as the case may be, with a value equal to the excess of the value of the shares underlying the warrant over the exercise price of the warrant. If Section 7874(b) were to apply to the Redomestication, then, among other things, China Ceramics, as the surviving entity, would be subject to U.S. federal income tax on its worldwide taxable income following the Redomestication and the Business Combination as if it were a domestic corporation.

After the completion of the Business Combination, which occurred immediately after and as part of the same integrated transaction as the Redomestication, the former stockholders of CHAC (including warrant holders treated as owning stock of CHAC pursuant to the regulations under Section 7874) should be considered as owning, by reason of owning (or being treated as owning) stock of CHAC, less than 80% of the voting power and the value of the shares of China Ceramics (including any warrants treated as shares of China Ceramics pursuant to the regulations promulgated under Section 7874). Accordingly, Section 7874(b) should not apply to treat China Ceramics as a domestic corporation for U.S. federal income tax purposes. However, due to the absence of full guidance on how the rules of Section 7874(b) apply to the transactions completed pursuant to the Redomestication and the Business Combination, this result is not entirely free from doubt. If, for example, the Redomestication were ultimately determined for purposes of Section 7874(b) as having occurred prior to, and separate from, the Business Combination for U.S. federal income tax purposes, the share ownership threshold for applicability of Section 7874(b) generally would be satisfied (and China Ceramics would be treated as a domestic corporation for U.S. federal income tax purposes) because the former stockholders of CHAC (including warrant holders treated as owning stock of CHAC), by reason of owning (or being treated as owning) stock of CHAC, would own all of the shares (including any warrants treated as shares) of China Ceramics immediately after the Redomestication. Although normal “step transaction” tax principles support the view that the Redomestication and the Business Combination should be viewed together for purposes of determining whether Section 7874(b) is applicable, because of the absence of guidance under Section 7874(b) directly on point, this result is not entirely free from doubt. The balance of this discussion assumes that China Ceramics will be treated as a foreign corporation for U.S. federal income tax purposes.

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

With respect to non-corporate U.S. Holders such dividends may be subject to U.S. federal income tax at the lower applicable regular long-term capital gains tax rate (see “—Taxation on the Disposition of Securities” below) provided that (1) the shares of China Ceramics are readily tradable on an established securities market in the United States or, in the event China Ceramics is deemed to be a Chinese “resident enterprise” under the EIT Law, China Ceramics is eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the “U.S.-PRC Tax Treaty,” (2) China Ceramics is not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Global Market. Although China Ceramics’ shares are currently listed and traded on the NASDAQ Global Market, it cannot guarantee that its shares will continue to be listed and traded on the NASDAQ Global Market. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to the shares of China Ceramics.

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

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum regular rate of 20%. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the securities exceeds one year. The deductibility of capital losses is subject to various limitations.

If a PRC income tax applies to any gain from the disposition of the securities in China Ceramics by a U.S. Holder, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to any gain, such U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, China Ceramics’ securities, subject to certain limitations and exceptions. Under recently issued proposed regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the qualified electing fund, or QEF, rules discussed below under “ –Passive Foreign Investment Company Rules,” but would include distributions of earnings and profits from a QEF. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of China Ceramics’ securities.

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

Based on the composition (and estimated values) of the assets and the nature of the income of China Ceramics and its subsidiaries during its 2012 taxable year, China Ceramics does not believe that it was treated as a PFIC for such year. However, because China Ceramics has not performed a definitive analysis as to its PFIC status for its 2012 taxable year, there can be no assurance in respect to its PFIC status for such year. There also can be no assurance with respect to China Ceramics’ status as a PFIC for its current (2013) taxable year or any future taxable year.

If China Ceramics is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of China Ceramics’ shares and, the U.S. Holder did not make a timely QEF election for China Ceramics’ first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) shares, a QEF election along with a purging election or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its shares; and

•	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the shares of China Ceramics during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the shares).

Under these rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the shares;

•	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of the first taxable year of China Ceramics in which China Ceramics qualified as a PFIC will be taxed as ordinary income;

•	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to its shares in China Ceramics by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder will be required to include in income its pro rata share of China Ceramics’ net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which China Ceramics’ taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

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

If a U.S. Holder has made a QEF election with respect to its shares in China Ceramics, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for China Ceramics’ first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a QEF election, along with a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of such shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to China Ceramics’ PFIC status will be made annually, an initial determination that it is a PFIC generally will apply for subsequent years to a U.S. Holder who held shares of China Ceramics while it was a PFIC, whether or not it met the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for China Ceramics’ first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) shares in China Ceramics, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year of China Ceramics that ends within or with a taxable year of the U.S. Holder and in which China Ceramics is not a PFIC. On the other hand, if the QEF election is not effective for each of the taxable years of China Ceramics in which China Ceramics is a PFIC and during which the U.S. Holder holds (or is deemed to hold) shares in China Ceramics, the PFIC rules discussed above will continue to apply to such shares unless the holder files on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold shares for their fair market value on the “qualification” date.  The qualification date is the first day of China Ceramics; tax year in which it qualifies as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its shares by the amount of the gain recognized and will also have a new holding period in the shares for purposes of the PFIC rules.

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

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NASDAQ Global Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although China Ceramics’ shares are currently listed and traded on the NASDAQ Global Market, it cannot guarantee that its shares will continue to be listed and traded on the NASDAQ Global Market. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to the shares of China Ceramics under their particular circumstances.

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

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of shares in China Ceramics should consult their own tax advisors concerning the application of the PFIC rules to such shares under their particular circumstances.

Non-U.S. Holders

Cash dividends paid or deemed paid to a Non-U.S. Holder in respect to its securities in China Ceramics generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of securities in China Ceramics unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on the securities of China Ceramics within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of securities of China Ceramics by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its securities and adjustments to that tax basis and whether any gain or loss with respect to such securities is long-term or short-term also may be required to be reported to the IRS and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in our securities.

Moreover, backup withholding of U.S. federal income tax, at a rate of 28% generally will apply to dividends paid on the securities of China Ceramics to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of securities of China Ceramics by a U.S. Holder (other than an exempt recipient), in each case who (a) fails to provide an accurate taxpayer identification number; (b) is notified by the IRS that backup withholding is required; or (c) in certain circumstances, fails to comply with applicable certification requirements.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments carry a degree of interest rate risk. As of December 31, 2012, our total outstanding loans for the continuing operations amounted to RMB 60.0 million ($9.6 million) with interest rates in the range of 7.315% to 7.6475% per annum. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates.

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

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2012. Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2012 were not effective due to the material weakness in internal control described below.

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that our internal control over financial reporting was not effective as of December 31, 2012 due to the material weakness described below.

A material weakness (within the meaning of PCAOB Auditing Standard No. 5) is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The Company’s management determined that Company’s oversight of complex transactions is not effective. Specifically, the analysis by management of certain transactions and the supporting documentation generated were not sufficiently detailed to fulfill the requirements of IFRS as issued by the IASB. From time to time the Company will encounter non-routine accounting transactions that require a high level of technical accounting expertise. Non-routine accounting transactions will likely increase in frequency as the Company continues to grow and expand its operations.

As of the date of this report, we are undertaking steps to correct the aforementioned material weakness by providing relevant IFRS trainings to the current corporate accounting team, engaging an external consulting company to review our key operational processes and related internal controls for improvement in internal control system, strengthening the information-sharing process between us and our external accounting advisory consultants and implementation of more formal review procedures and documentation standards for the accounting and monitoring of non-routine and complex transactions.

Notwithstanding this material weakness, management has concluded that the consolidated financial statements included in this annual report are fairly stated in all material respects for each period presented herein.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

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

The following table represents the approximate aggregate fees for services rendered by Grant Thornton Shanghai, PRC for fiscal years ended December 31, 2011 and 2012:

	December 31, 2011	December 31, 2012
	RMB	RMB
Audit Fees	2,955,316	2,761,732
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	70,180
Total Fees	2,955,316	2,831,912

Audit Fees

Audit fees paid to Grant Thornton Shanghai, PRC comprise fees for professional services necessary to perform an audit or review in accordance with the standards of the Public Company Accounting Oversight Board, including services rendered for the audit of the Company’s annual financial statements and reviews of the quarterly financial results submitted on Form 6-K. Also includes fees for services that are normally incurred in connection with statutory and regulatory filings or engagements, such as comfort letters,  consents, and review of documents filed with the SEC.

Audit Related Fees

There were no audit-related fees.

Tax Fees

There were no tax fees.

All Other Fees

All other fees paid to Grant Thornton Shanghai, PRC during our fiscal year ended December 31, 2012 comprise fees for specific procedures performed as approved by the Audit Committee.

Pre-Approval of Services

Our audit committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

The following purchases of our securities were made by our affiliates in 2012:

Period	(a) Total Number of Shares(or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Program	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
June 2012(1)	9,172,905 shares	$0.00001/share	-	-
December 2012(2)	5,000 shares	$2.36/share	-	-

(1)	On June 15, 2012, Sound Treasure Limited, an entity controlled by our director and Chief Executive Officer, Mr. Huang Jia Dong, purchased 5,212,905 shares of common stock, and certain other individuals related to Mr. Huang purchased an aggregate of 3,960,000 shares of common stock (an aggregate of 9,172,905 shares of common stock) from certain of our stockholders for an aggregate purchase price of $100.00.
(2)	On December 15, 2012, our director, William L. Stulginsky, purchased 5,000 shares of common stock for an aggregate purchase price of $11,800.00.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3), we elected not to hold an annual meeting of shareholders in 2011. Neither our Memorandum and Articles of Association nor the law of the British Virgin Islands require us to hold an annual meeting of shareholders. We held an annual meeting of shareholders in May 2012. We did not make use of any other exemptions from the corporate governance standards set forth in the Nasdaq Listing Rules in 2011 or 2012.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of China Ceramics Co., Ltd.(1)
1.2	Memorandum and Articles of Association of Success Winner Limited(2)
1.3	Memorandum and Articles of Association of Stand Best Creation Limited(2)
1.4	Operation Charter of Jinjiang Hengda Ceramics Co., Ltd.(2)
2.1	Specimen Unit Certificate(3)
2.2	Specimen Common Stock Certificate(3)
3.1	Form of Voting Agreement(2)
4.1	Merger and Stock Purchase Agreement among CHAC, China Ceramics Co., Ltd., Hengda, Success Winner and the Seller(2)
4.2	Form of Registration Rights Agreement among CHAC and the founders(3)
4.3	Form of Earn-Out Escrow Agreement(2)
4.4	Form of Indemnity Escrow Agreement(2)
4.6	Form of Lock-Up Agreement for CHAC founders(2)
4.7	Form of Lock-Up Agreement(2)
4.8	Acquisition Agreement, dated November 19, 2009, by and between Jinjiang Hengda Ceramics Co., Ltd., all of the shareholders of Jiangxi Hengdali Constructional Ceramics Co., Ltd., and Jiangxi Hengdali Constructional Ceramics Co., Ltd(8)
4.9	Administrative Services Agreement by and between China Ceramics Co., Ltd. and Stuart Management Co., dated December 1, 2009(8)
4.10	License Agreement between Huang Jia Dong and Jinjiang Hengda Ceramics Co., Ltd.(6)
4.11	China Ceramics Co., Ltd. 2010 Incentive Compensation Plan(7)
4.12	Employment Agreement, dated as of February 1, 2013, by and between China Ceramics and Huang Jia Dong
4.13	Employment Agreement, dated as of February 1, 2013, by and between China Ceramics and Su Pei Zhi
4.14	Employment Agreement, dated as of February 1, 2013, by and between China Ceramics and Su Wei Feng
4.15	Employment Agreement, dated as of February 1, 2013, by and between China Ceramics and Hen Man Edmund
8.1	List of Subsidiaries(5)
11.1	Code of Business Conduct and Ethics(8)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 80 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Grant Thornton, an independent registered public accounting firm
15.2	Press Release, dated April 24, 2013

(1)	Incorporated by reference to Annexes C and D of China Ceramics’ Prospectus on Form 424B3 filed with the SEC on November 13, 2009.

(2)	Incorporated by reference to China Ceramics’ Registration Statement on Form F-4 (File No. 333-161557).

(3)	Incorporated by reference to exhibits of the same number filed with CHAC’s Registration Statement on Form F-1 or amendments thereto (File No. 333-145085).

(4)	Incorporated by reference to CHAC’s Form 8-K, dated November 21, 2007.

(5)	Incorporated by reference to exhibits of the same number filed with China Ceramics’ Registration Statement on Form F-1 (File No. 333-164784).

(6)	Incorporated by reference to exhibits of the same number filed with China Ceramics’ Registration Statement on Form F-1 (File No. 333-170237).

(7)	Incorporated by reference to Annex A to Exhibit 99.1 filed with China Ceramics’ Report of Foreign Private Issuer on Form 6-K filed with the SEC on November 20, 2010

(8)	Incorporated by reference to China Ceramics’ Annual Report on Form 20-F filed with the SEC on May 17, 2010.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA CERAMICS CO., LTD.

April 24, 2013	By:	/s/ Huang Jia Dong
Name: Huang Jia Dong
Title: Chief Executive Officer (Principal Executive Officer)

CHINA CERAMICS CO., LTD.

April 24, 2013	By:	/s/ Hen Man Edmund
Name: Hen Man Edmund
Title: Chief Financial Officer (Principal Financial Officer)

China Ceramics Co., Ltd. and Its Subsidiaries

China Ceramics Co., Ltd. and Its Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
China Ceramics Co., Ltd.

We have audited the accompanying consolidated statements of financial position of China Ceramics Co., Ltd and its subsidiaries (the “Company”) as of December 31, 2012, 2011 and 2010, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Ceramics Co., Ltd. and its subsidiaries as of December 31, 2012, 2011 and 2010, and the results of their operations and their cash flows for each of the three years ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ GRANT THORNTON

Shanghai, PRC
April 24, 2013

China Ceramics Co., Ltd. and Its Subsidiaries

Consolidated Statements of Comprehensive Income

		For the year ended December 31,
		2012	2011	2010
	Notes	RMB’000	RMB’000	RMB’000
Revenue	5	1,444,891	1,491,574	1,068,551

Cost of sales		(1,063,892)	(1,024,336)	(729,576)

Gross profit		380,999	467,238	338,975

Other income	5	378	5,422	3,966
Selling and distribution expenses		(11,378)	(11,832)	(7,176)
Administrative expenses		(29,974)	(46,079)	(25,524)
Finance costs	6	(9,319)	(11,067)	(6,170)
Other expenses		(1,943)	(3,178)	-

Profit before taxation	7	328,763	400,504	304,071

Income tax expense	8	(84,932)	(106,065)	(78,597)

Profit attributable to shareholders		243,831	294,439	225,474

Other comprehensive income
Exchange loss on translation of financial statements of foreign operations		(31)	(234)	(27)
Total comprehensive income for the year		243,800	294,205	225,447

Earnings per share for profit attributable to shareholders during the year
Basic (RMB)	9	11.93	14.41	16.96
Diluted (RMB)	9	11.93	14.41	16.96

The annexed notes form an integral part of and
should be read in conjunction with these Consolidated Financial Statements

China Ceramics Co., Ltd. and Its Subsidiaries

Consolidated Statements of Financial Position

		As at December 31,
		2012	2011	2010
	Notes	RMB’000	RMB’000	RMB’000
ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment	10	795,983	843,429	459,161
Land use rights	11	30,598	31,267	31,936
Goodwill	23	3,735	3,735	3,735
Deferred tax asset	8	1,059	-	-

		831,375	878,431	494,832

Current assets
Inventories	12	290,603	291,781	177,217
Trade receivables	13	455,885	473,209	282,976
Other receivables and prepayment	14	4,092	26,377	8,907
Cash and bank balances	15	89,448	42,149	263,495

		840,028	833,516	732,595
Non-current liabilities
Deferred tax liabilities	8	1,052	1,087	1,122
Interest-bearing bank borrowings	18	50,000	60,000	25,000
		51,052	61,087	26,122

Current liabilities
Trade payables	16	115,123	252,682	178,382
Accrued liabilities and other payables	17	46,373	43,022	44,781
Amount owed to related parties	24	4,796	1,327	1,327
Interest-bearing bank borrowings	18	10,000	125,000	72,000
Income tax payable		869	35,090	22,576

		177,161	457,121	319,066

Commitments	25
Net current assets		662,867	376,395	413,529

Net assets		1,443,190	1,193,739	882,239

EQUITY
Share capital	19	137	124	112
Reserves	20	1,443,053	1,193,615	882,127

Total shareholder’s equity		1,443,190	1,193,739	882,239

The annexed notes form an integral part of and
should be read in conjunction with these Consolidated Financial Statements

China Ceramics Co., Ltd. and Its Subsidiaries

Consolidated Statements of Changes in Equity

	Share capital	Share premium	Reverse recapitalization reserve	Merger Reserve	Share- based payment reserve	Statutory reserve	Retained earnings	Currency translation reserve	Total Equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Note 19)		(Note 20(e))	(Note 20(c))	(Note 20(d))	(Note 20(a))		(Note 20(b))
Balance at January 1, 2010	61	507,888	(507,235)	58,989	98,300	39,732	307,600	(238)	505,097
Issuance of new shares	31	158,467	-	-	-	-	-	-	158,498
Warrants Exchange	20	(20)	-	-	-	-	-	-	-
Purchase of warrants	-	(6,803)	-	-	-	-	-	-	(6,803)
Transactions with owners	51	151,644	-	-	-	-	-	-	151,695
Net profit for the year	-	-	-	-	-	-	225,474	-	225,474
Other comprehensive income -Exchange loss on translation of financial statements of foreign operations	-	-	-	-	-	-	-	(27)	(27)
Total comprehensive income for the year	-	-	-	-	-	-	225,474	(27)	225,447
Transfer to statutory reserve	-	-	-	-	-	23,076	(23,076)	-	-
Balance at December 31, 2010	112	659,532	(507,235)	58,989	98,300	62,808	509,998	(265)	882,239
Issuance of new shares	12	(12)	-	-	-	-	-	-	-
Employee share-based payment options	-	-	-	-	17,295	-	-	-	17,295
Transactions with owners	12	(12)	-	-	17,295	-	-	-	17,295
Net profit for the year	-	-	-	-	-	-	294,439	-	294,439
Other comprehensive income -Exchange loss on translation of financial statements of foreign operations	-	-	-	-	-	-	-	(234)	(234)
Total comprehensive income for the year	-	-	-	-	-	-	294,439	(234)	294,205
Transfer to statutory reserve	-	-	-	-	-	31,800	(31,800)	-	-
Balance at December 31, 2011	124	659,520	(507,235)	58,989	115,595	94,608	772,637	(499)	1,193,739
Issuance of new shares	13	(13)	-	-	-	-	-	-	-
Employee share-based payment options	-	-	-	-	5,651	-	-	-	5,651
Transactions with owners	13	(13)	-	-	5,651	-	-	-	5,651
Net profit for the year	-	-	-	-	-	-	243,831	-	243,831
Other comprehensive income -Exchange loss on translation of financial statements of foreign operations	-	-	-	-	-	-	-	(31)	(31)
Total comprehensive income for the year	-	-	-	-	-	-	243,831	(31)	243,800
Transfer to statutory reserve	-	-	-	-	-	25,347	(25,347)	-	-
Balance at December 31, 2012	137	659,507	(507,235)	58,989	121,246	119,955	991,121	(530)	1,443,190

The annexed notes form an integral part of and
should be read in conjunction with these Consolidated Financial Statements

China Ceramics Co., Ltd. and Its Subsidiaries

Consolidated Statements of Cash Flows

		For the year ended December 31,
		2012	2011	2010
	Notes	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Profit before taxation		328,763	400,504	304,071
Adjustments for
Amortization of land use rights	7/11	669	669	668
Depreciation of property, plant and equipment	7/10	66,186	48,410	30,195
Loss/(gain) on disposal of property, plant and equipment		512	1,155	(485)
Provision for inventory	12	4,237	-	-
Share-based compensation	22	5,651	17,295	-
Finance costs	6	9,319	11,067	6,170
Interest income	5	(380)	(494)	(377)
Operating profit before working capital changes		414,957	478,606	340,242
(Increase) in inventories		(3,059)	(114,564)	(51,086)
(Increase)/decrease in trade receivables		17,324	(190,233)	(12,136)
(Increase)/decrease in other receivables and prepayments		22,285	(17,470)	(4,623)
Increase/(decrease) in trade payables		(137,559)	74,301	40,578
Increase/(decrease) in accrued liabilities and other payables		6,870	(2,381)	(29,869)
Cash generated from operations		320,818	228,259	283,106
Interest paid		(9,370)	(10,446)	(6,170)
Income tax paid		(120,247)	(93,586)	(72,695)
Net cash generated from operating activities		191,201	124,227	204,241
Cash flows from investing activities
Proceed from disposal of property, plant and equipment		269	7,772	4,092
Acquisition of property, plant and equipment	10	(19,520)	(441,605)	(222,246)
Interest received		380	494	377
Acquisition of subsidiary, net of cash acquired	23	-	-	(36,311)
Net cash used in investing activities		(18,871)	(433,339)	(254,088)
Cash flows from financing activities
Bank borrowings obtained		-	173,000	72,700
Repayment of short-term loans		(125,000)	(85,000)	(62,200)
Public offering of new shares	19	-	-	159,551
Purchase of warrants	19	-	-	(6,803)
Net cash generated from/(used in) financing activities		(125,000)	88,000	163,248
Net increase/(decrease) in cash and cash equivalents		47,330	(221,112)	113,401
Cash and cash equivalents, beginning of year		42,149	263,495	150,121
Effect of foreign exchange rate differences		(31)	(234)	(27)
Cash and cash equivalents, end of year	15	89,448	42,149	263,495

The annexed notes form an integral part of and
should be read in conjunction with these Consolidated Financial Statements

1.	GENERAL INFORMATION

China Ceramics Co., Ltd. (“China Ceramics”) is a British Virgin Islands company operating under the BVI Business Companies Act (2004) with its shares listed on the NASDAQ (“symbol: CCCL”). Its predecessor company, China Holdings Acquisition Corp. (“CHAC”), was incorporated in Delaware on June 22, 2007, and was organized as a blank check company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that has its principal operations in Asia. The Company has no operations and has no assets or liabilities of consequence outside its investments in its operating subsidiaries. The head office of the Company is located at Junbing Industrial Zone, Jinjiang City, Fujian Province, P.R.C.

On November 20, 2009, CHAC merged with and into China Ceramics, its wholly owned British Virgin Islands subsidiary, with China Ceramics surviving the merger (the “Redomestication”). On the same day, pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009 (the “acquisition agreement”), China Ceramics acquired all of the outstanding securities of Success Winner Limited (“Success Winner”) held by Mr. Wong Kung Tok in exchange for US$ 10.00 and 5,743,320 shares of China Ceramics (the “Success Winner Acquisition”). The total number of issued and outstanding shares of China Ceramics immediately after the acquisition was 8,950,171 (Note 19).

Prior to the Success Winner Acquisition on November 20, 2009, neither CHAC nor China Ceramics had an operating business.

Jinjiang Hengda Ceramics Co., Ltd. (“Hengda”), which became the operating entity of China Ceramics in connection with the Success Winner Acquisition, was established on September 30, 1993 under the laws of PRC with 15% of its equity interest owned by Fujian Province Jinjiang City Anhai Junbing Hengda Construction Material Factory (“Anhai Hengda”) and 85% owned by Chi Wah Trading Import and Export Company (“Chi Wah”). Chi Wah is a sole proprietor under the laws of Hong Kong with its legal and equitable interest solely owned by Mr. Wong Kung Tok. Anhai Hengda was owned by Mr. Wong Kung Tok’s family, which was considered an act-in-concert party of Mr. Wong Kung Tok for accounting purposes.

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

China Ceramics and its subsidiaries’ (the “Company”) corporate structure as at December 31, 2012 is as follows:

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

The significant accounting policies that have been used in the preparation of these consolidated financial statements are summarized below. These policies have been consistently applied to all the years presented unless otherwise stated. The adoption of new or amended IFRSs and the impacts on the Company’s financial statements, if any, are disclosed in Note 3.

The consolidated financial statements have been prepared on the historical cost basis. The measurement bases are fully described in the accounting policies below.

It should be noted that accounting estimates and assumptions are used in preparation of the consolidated financial statements. Although these estimates are based on management’s best knowledge and judgment of current events and actions, actual results may ultimately differ from those estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4.

The consolidated financial statements were approved and authorized for issue by the Board of Directors on April 22, 2013.

2.2	Basis of consolidation

The Success Winner Acquisition on November 22, 2009 has been accounted for as a reverse recapitalization. The acquisition agreement resulted in the former owner of Success Winner obtaining effective operating and financial control of the combined entity. Prior to the acquisition, China Ceramics had no operating business. Accordingly, the acquisition does not constitute a business combination for accounting purposes and is accounted for as a capital transaction. That is, the transaction is in substance a reverse recapitalization, equivalent to the issuance of equity interests by Success Winner for the net monetary assets of China Ceramics accompanied by a recapitalization. The consolidated financial statements are a continuation of the financial statements of Success Winner. The assets and liabilities of China Ceramics are recognized at their carrying amounts at the date of acquisition with a corresponding credit to the consolidated equity and no goodwill or other intangible assets are recognized. The equity of the combined entity recognized at the date of acquisition represents the equity balances of Success Winner together with the deemed proceeds from the reverse recapitalization determined as described above. However, the equity structure presented in the consolidated financial statements (number and values of equity instruments issued) reflects the equity structure of the legal parent, China Ceramics. Costs directly attributable to the transaction have been debited to equity to the extent of net monetary assets received.

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

The assets and liabilities of the combining entities or businesses are combined using the existing book values from the controlling party’s perspective. No amount is recognized as consideration for goodwill or excess of the acquirer’s interest in the net fair values of the acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of the common control combination. The consolidated statement of comprehensive income includes the results of each of the combining entities or businesses from the earliest date presented or the date of their incorporation/establishment or since the date when the combining entities or businesses first came under common control, where this is a shorter period, regardless of the date of the common control combination.

The Hengdali Acquisition on January 8, 2010 has been accounted for as a business combination using the acquisition method. Hengdali is a subsidiary of the Company, and the Company has the power to govern the financial and operating policies which accompanies its shareholding of 100% of the voting rights in Hengdali. Therefore, Hengdali as a subsidiary is fully consolidated from January 8, 2010, the date on which control was transferred to the Group.

The accounting for the Hengdali Acquisition under the acquisition method, the Company treats the consideration transferred for the acquisition of Hengdali as the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in this business combination are measured initially at their fair values at the acquisition date.

The excess of the consideration transferred over the fair value of the identifiable net assets acquired is recorded as goodwill.

The Company’s financial statements consolidate those of the Company and all of its subsidiaries as of December 31, 2012. Subsidiaries are all entities over which the Company has the power to control the financial and operating policies. The Company obtains and exercises control through more than half of the voting rights. All subsidiaries have a reporting date of December 31.

Inter-company transactions, balances and unrealized gains or losses on transactions between group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

2.3	Foreign currency translation

The functional currency of China Ceramics is the United States dollars (“US dollars” or “US$”). The functional currency of Success Winner, Stand Best, Hengda and Hengdali is Renminbi (“RMB”), as their principal operations are predominantly conducted in the People’s Republic of China (“PRC”) where the Company generates most of its revenue and incurs most of expenses. The financial statements are presented in RMB (to the nearest thousand), being the currency that best reflects the economic substance of the underlying events and circumstances relevant to the Company.

In the individual financial statements of the consolidated entities, foreign currency transactions are translated into the functional currency of the individual entity using the exchange rates prevailing at the dates of the transactions. At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the reporting date retranslation of monetary assets and liabilities are recognized in profit or loss.

Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined and are reported as part of the fair value gain or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

In the consolidated financial statements, all individual financial statements of foreign operations, originally presented in a currency different from the Company’s presentation currency, have been converted into Renminbi. Assets and liabilities have been translated into Renminbi at the closing rates at the reporting date. Income and expenses have been converted into Renminbi at the exchange rates ruling at the transaction dates, or at the average rates over the reporting period provided that the exchange rates do not fluctuate significantly. Any differences arising from this procedure have been recognized in other comprehensive income and accumulated separately in the translation reserve in equity.

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

For the buildings owned collectively by the Company and other three companies, the cost of buildings are stated according to the amount paid by the Company for its part of buildings, which represents for the Company’s interests in the buildings.

All buildings are depreciated over their expected useful lives of 40 years.

Depreciation on other assets is provided to write off the cost less their residual values over their estimated useful lives, using the straight-line method, at the following rates annually:

Buildings	40 years
Plant and machinery	10 years
Motor vehicles	10 years
Office equipment	5 years

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

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other costs, such as repairs and maintenance, are charged to profit or loss during the financial period in which they are incurred.

2.5	Land use rights

Upfront payments made to acquire land held under an operating lease are stated at cost less accumulated amortization and any accumulated impairment losses. Amortization is calculated on a straight line basis over the leasing period of 50 years.

2.6	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

2.7	Inventories

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

2.8	Cash and cash equivalents

Cash and cash equivalents include cash at bank and in hand, demand deposits with banks and short term highly liquid investments with original maturities of three months or less that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value. For the purpose of the statement of cash flows presentation, cash and cash equivalents include bank overdrafts which are repayable on demand and form an integral part of the Company’s cash management.

2.9	Financial instruments

Recognition, initial measurement and recognition

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument and are measured initially at fair value adjusted by transaction costs, except for those carried at fair value through profit or loss which are measured initially at fair value. Subsequent measurement of financial assets and financial liabilities are described below.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.

Classification and subsequent measurement of financial assets

For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:

-	Loans and receivables

-	Financial assets at fair value through profit or loss (“FVTPL”)

-	Held-to-maturity (“HTM”) investments

-	Available-for-sale (“AFS”) financial assets

All financial assets except for those at FVTPL are subject to review for impairment at least at each reporting date to identify whether there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below.

All income and expenses relating to financial assets are recognized in profit and loss.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue. After initial recognition, these are subsequently measured at amortized cost using the effective interest method, less provision for impairment. Discounting is omitted where the effect of discounting is immaterial. The Company’s cash and trade receivables fall into this category of financial instruments.

Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received..

Financial assets at FVTPL

Financial assets at FVTPL include financial assets that are either classified as held for trading or that meet certain conditions and are designated at FVTPL upon initial recognition. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments, for which the hedge accounting requirements apply.

Assets in this category are measured at fair value with gains or losses recognized in profit or loss. Transaction costs are expensed as incurred. The fair values of financial assets in this category are determined by reference to active market transactions or using a valuation technique where no active market exists. The Company does not have any financial assets classified as FVTPL.

HTM investments

HTM investments are non-derivative financial assets with fixed or determinable payments and fixed maturity other than loans and receivables. Investments are classified as HTM if the Group has the intention and ability to hold them until maturity.

HTM investments are measured subsequently at amortized cost using the effective interest method. The Company does not have any financial assets classified as HTM.

AFS financial assets

AFS financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets. The Company does not have any financial assets classified as AFS.

All AFS financial assets are measured at fair value. Gains and losses are recognized in other comprehensive income for AFS equity investment, all other financial assets except AFS equity investment are recognized in profit or loss. When the asset is disposed of or is determined to be impaired, the cumulative gain or loss recognized in other comprehensive income is reclassified from the equity reserve to profit or loss. On the date of impairment reversal, the carrying amount of the financial asset cannot exceed its amortized cost had the impairment not been recognized. Interest calculated using the effective interest method and dividends are recognized in profit or loss within finance income.

Reversals of impairment losses for AFS financial assets are recognized in profit or loss if the reversal can be objectively related to an event occurring after the impairment loss was recognized. For AFS equity investments, impairment reversals are not recognized in profit loss and any subsequent changes in fair value are recognized in other comprehensive income.

Impairment of financial assets

At each reporting date, financial assets are reviewed to determine whether there is any objective evidence of impairment. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss. On the date of reversal of impairment, the carrying amount of the financial assets cannot exceed its amortized cost had the impairment not been recognized.

Classification and subsequent measurement of financial liabilities

Financial liabilities

Financial liabilities are classified as FVTPL, or other financial liabilities, as appropriate upon initial recognition. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

i	Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequent to the initial recognition, other financial liabilities are measured at amortized cost using the effective interest method. The Company’s other financial liabilities include accounts payable and accrued liabilities.

ii	Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments (including separated embedded derivatives) held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the consolidated statement of comprehensive loss. The Company does not have any financial liabilities classified as FVTPL.

2.10	Leases

Financial leases refers to the situation that the economic ownership of a leased asset is transferred to the lessee if the lessee bears substantially all the risks and rewards of ownership of the leased asset.

All other leases are treated as operating leases. Where the Company has the right to use of assets held under operating leases, payments made under the leases are charged to the income statement on a straight line basis over the lease terms except where an alternative basis is more representative of the time pattern of benefits to be derived from the leased assets. Lease incentives received are recognized in profit or loss as an integral part of the aggregate net lease payments made. Contingent rental are charged to profit or loss in the accounting period in which they are incurred.

All the leases of the Company are operating leases for the years ended December 31, 2012, 2011 and 2010.

2.11	Provisions and contingencies

Provisions for product warranties, legal disputes, onerous contracts or other claims are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future uncertain events not wholly within the control of the Company are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

2.12	Share capital

Ordinary shares are classified as equity. Share capital is determined using the nominal value of shares that have been issued.

Any transaction costs associated with the issuing of shares are deducted from share premium (net of any related income tax benefit) to the extent they are incremental costs directly attributable to the equity transaction.

2.13	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods, net of rebates and discounts. The Company pays rebates to some distributors on their annual cash collections. Provided it is probable that the economic benefits will flow to the Company and the revenue and costs, if applicable, can be measured reliably, revenue is recognized as follows:

Sales of goods are recognized upon transfer of the significant risks and rewards of ownership to the customer. This is usually taken as the time when the goods are delivered and the customer has accepted the goods. Once goods are accepted by a customer, the Company does not have the obligation to accept the return of the goods to the Company from the customer.

Interest income is recognized on a time-proportion basis using the effective interest method.

2.14	Impairment of non-financial assets

Impairment testing is made on the Company’s goodwill at each reporting date. Property, plant and equipment and land use rights are tested for impairment if there is any indication that the assets may be impaired at the balance sheet date.

For the purpose of assessing impairment, assets are grouped at the lowest level for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at cash-generating unit level. Goodwill is allocated to those cash-generating units that are expected to benefit from synergies of the related business combination and represent the lowest level within the Company at which management monitors goodwill.

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

Impairment losses for cash-generating units reduce first the carrying amount of any goodwill allocated to that cash-generating unit. Any remaining impairment loss is charged pro rata to the other assets in the cash-generating unit. With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the cash-generating unit’s recoverable amount exceeds its carrying amount. The Company has not recognized any impairment to date.

2.15	Employee benefits

Retirement benefits

The employees of the Company’s PRC subsidiary are required to participate in a central pension scheme operated by the local municipal government. Contributions are recognized as an expense in profit or loss as employees render services during the year. The Company’s obligation under these plans is limited to the fixed percentage contributions payable.

Share-based employee remuneration

The Company operates equity-settled share-based remuneration plans for its employees. None of the Company’s plans feature any options for a cash settlement.

All goods and services received in exchange for the grant of any share-based payment are measured at their fair values. If the fair value of the goods and services received can’t be measured reliably, the fair values of employees’ services are determined indirectly by reference to the fair value of the equity instruments granted. This fair value is appraised at the grant date and excludes the impact of non-market vesting conditions for example profitability and sales growth targets and performance conditions.

All share-based remuneration is ultimately recognized as an expense in profit or loss with a corresponding credit to share-based payment reserve. If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. The number of forfeitures likely to occur is estimated on grant date and is revised as deemed necessary.

Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Estimates are subsequently revised if there is any indication that the number of share options expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior periods if share options ultimately exercised are different to that estimated on vesting.

Upon exercise of share options, the proceeds received net of any directly attributable transaction costs up to the nominal value of the shares issued are allocated to share capital with any excess being recorded as share premium.

2.16	Borrowing costs

Borrowing costs refers to interest expenses and other cost incurs in correction of fund borrowing. Borrowing costs incurred for the acquisition, construction or production of any qualifying asset are recognized during the period of time that is required to complete and prepare the asset for its intended use. A qualifying asset is an asset which necessarily takes a substantial period of time to get ready for its intended use or sale. Other borrowing costs are expensed when incurred.

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

2.17	Accounting for income taxes

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

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the Company is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

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

a)	the Company has the legally enforceable right to set off the recognized amounts; and

b)	intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The Company presents deferred tax assets and deferred tax liabilities in net if, and only if,

a)	the entity has a legally enforceable right to set off current tax assets against current tax liabilities; and

the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either:

(i)	the same taxable entity; or

(ii)	different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to release the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

2.18	Research and development activities

Costs associated with research activities are expensed in profit or loss as they occur. Costs that are directly attributable to development activities are recognized as intangible assets provided they meet the following recognition requirements:

(i)	demonstration of technical feasibility of the prospective product for internal use or sale;

(ii)	there is intention to complete the intangible asset and use or sell it;

(iii)	the Company’s ability to use or sell the intangible asset is demonstrated;

(iv)	the intangible asset will generate probable economic benefits through internal use or sale;

(v)	sufficient technical, financial and other resources are available for completion; and the expenditure attributable to the intangible asset can be reliably measured.

Direct costs include employee costs incurred on development activities along with an appropriate portion of relevant overheads. The costs of development of internally generated products or knowhow that meet the above recognition criteria are recognized as intangible assets. They are subject to the same subsequent measurement method as acquired intangible assets.

2.19	Segment reporting

The Company identifies operating segments and prepares segment information based on the regular internal financial information reported to the Chief Executive Officer and executive directors, who are the Company’s chief operating decision maker, for their decisions about resources allocation to the Company’s business components and for their review of the performance of those components.

Business segment

The Company operates principally in the manufacturing and sale of medium to high-end ceramic tiles. The Chief Executive Officer and executive directors regularly review the Company’s business as one business segment.

Geographical segment

The business of the Company is engaged entirely in the PRC. The Chief Executive Officer and executive directors regularly review the Company’s business as one geographical segment.

2.20	Related parties

(a)	A person, or a close member of that person’s family, is related to the group if that person:

(i)	has control or joint control over the group;

(ii)	has significant influence over the group; or

(iii)	is a member of the key management personnel of the group or the group’s parent.

(b)	An entity is related to the group if any of the following conditions applies:

(i)	The entity and the group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the group or an entity related to the group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at arm length basis.

2.21	Equity-settled share based payments

The Company has received services from financial advisors related to the Success Winner Acquisition (Note 1) as consideration for transfer of shares by a shareholder. Since financial advisory services are predominantly compensated by contingent shares, the fair value of which could not be estimated reliably, the services were measured indirectly at the cost of the equity instruments granted.

2.22	Earnings per share

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

3.	CHANGES IN ACCOUNTING POLICIES

3.1	Adoption of new or amended IFRSs

In the current year, the Company has applied for the first time the following new standards, amendments and interpretations (the “new IFRSs”) issued by the IASB, which are relevant to and effective for the Company’s financial statements for the annual period beginning on January 1, 2012. None of these standards and interpretations had a significant effect on the consolidated financial statements of the Company. The revised standard and interpretation is as follow:

Amendments to IAS 12 Deferred Tax: Recovery of Underlying Asset

Amendments to IFRS 7 Financial Instruments: Disclosures- Transfers of Financial Assets

3.2	Accounting Standards issued but not yet effective

At the date of authorization of these financial statements, certain new standards, amendments and interpretations to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company.

Management anticipates that all of the relevant pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

IAS 1 Presentation of Items of Other Comprehensive Income

On June 16, 2011, the IASB issued amendments to IAS 1 Presentation of Items of Other Comprehensive Income. The Amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012 and require entities to group items presented in other comprehensive income (OCI) into those that, in accordance with other IFRSs, will not be reclassified subsequently to profit or loss and those that will be reclassified subsequently to profit or loss when specific conditions are met. The existing option to present items of OCI either before tax or net of tax remains unchanged; however, if the items are presented before tax, then the Amendments to IAS 1 require the tax related to each of the two groups of OCI to be shown separately. The amendments affects presentation only and has no impact on our financial position or performance.

IFRS 9 Financial Instruments (IFRS 9)

The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety with IFRS 9. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after 1 January 2015. Chapters dealing with impairment methodology and hedge accounting are still being developed. Further, in November 2011, the IASB tentatively decided to consider making limited modifications to IFRS 9’s financial asset classification model to address application issues. The Company’s management has yet to assess the impact of this new standard on the Company’s consolidated financial statements. However, they dos not expect to implement IFRS 9 until all of its chapters have been published and they can comprehensively assess the impact of all changes.

IFRS 10 Consolidated Financial Statements (IFRS 10)

IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements (IAS 27) and SIC 12 Consolidation – Special Purpose Entities. IFRS 10 revises the definition of control and provides extensive new guidance on its application. These new requirements have the potential to affect which of the Company’s investees are considered to be subsidiaries and therefore change the scope of consolidation. However, the requirements on consolidation procedures, accounting for changes in non-controlling interests and accounting for loss of control of a subsidiary remain the same. It is effective for annual periods on or after January 1, 2013. The Company’s management is in the process of reviewing its valuation methodologies for conformity with the new requirements and has yet to complete its assessment of their impact on the Company’s consolidated financial statements.

IFRS 11 Joint Arrangements (IFRS 11)

IFRS 11 supersedes IAS 31 Interests in Joint Ventures (IAS 31). It aligns more closely the accounting by the investors with their rights and obligations relating to the joint arrangement. In addition, IAS 31’s option of using proportionate consolidation for joint ventures has been eliminated. IFRS 11 now requires the use of the equity accounting method, which is currently used for investments in associates. It is effective for annual periods on or after January 1, 2013. The Company’s management is in the process of reviewing its valuation methodologies for conformity with the new requirements and has yet to complete its assessment of their impact on the Company’s consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities (IFRS 12)

IFRS 12 integrates and makes consistent the disclosure requirements for various types of investments, including unconsolidated structured entities. It introduces new disclosure requirements about the risks to which an entity is exposed from its involvement with structured entities. It is effective for annual periods on or after January 1, 2013. The Company’s management is in the process of reviewing its valuation methodologies for conformity with the new requirements and has yet to complete its assessment of their impact on the Company’s consolidated financial statements.

Transition guidance for IFRS 10, 11, 12

Subsequent to issuing the new standards the IASB made some changes to the transitional provisions in IFRS 10, IFRS 11 and IFRS 12. The guidance confirms that the entity is not required to apply IFRS 10 retrospectively in certain circumstances and clarifies the requirements to present adjusted comparatives. The guidance also makes changes to IFRS 11 and IFRS 12 which provide similar relief from the presentation or adjustment of comparative information for periods prior to the immediately preceding period. Further, it provides additional relief by removing the requirement to present comparatives for the disclosures relating to unconsolidated structured entities for any period before the first annual period for which IFRS 12 is applied.

The new guidance is also effective for annual periods on or after 1 January 2013.

IFRS 13 Fair Value Measurement (IFRS 13)

IFRS 13 clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It does not affect which items are required to be fair-valued. IFRS 13 applies prospectively for annual periods beginning on or after January 1, 2013. The Company’s management is in the process of reviewing its valuation methodologies for conformity with the new requirements and has yet to complete its assessment of their impact on the Company’s consolidated financial statements.

Amendments to IAS 19 Employee Benefits (IAS 19 Amendments)

The IAS 19 Amendments include a number of targeted improvements throughout the Standard. The main changes relate to defined benefit plans. They:

• eliminate the ‘corridor method’, requiring entities to recognize all actuarial gains and losses arising in the reporting period

• changes the measurement and presentation of certain components of defined benefit cost

• enhance the disclosure requirements, including information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in them.

The IAS 19 Amendments are effective for annual periods beginning on or after January 1, 2013 and will apply retrospectively. The Company’s management have yet to assess the impact of this revised standard on the Company’s consolidated financial statements.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

The Amendments to IAS 32 add application guidance to address inconsistencies in applying IAS 32’s criteria for offsetting financial assets and financial liabilities in the following two areas:

• the meaning of ‘currently has a legally enforceable right of set-off’

• that some gross settlement systems may be considered equivalent to net settlement.

The Amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively.

Disclosures – Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)

Qualitative and quantitative disclosures have been added to IFRS 7 Financial Instruments: Disclosures relating to gross and net amounts of recognized financial instruments that are (a) set off in the statement of financial position and (b) subject to enforceable master netting arrangements and similar agreements, even if not set off in the statement of financial position. The Amendments are effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. The required disclosures should be provided retrospectively. The Company does not anticipate a material impact on the Company’s consolidated financial statements from these Amendments.

Annual Improvements 2009-2011 (the Annual Improvements)

The Annual Improvements 2009-2011 (the Annual Improvements) made several minor amendments to a number of IFRSs. The amendments relevant to the Company are summarized below:

Clarification of the requirements for opening statement of financial position:

• clarifies that the appropriate date for the opening statement of financial position is the beginning of the preceding period (related notes are no longer required to be presented)

• addresses comparative requirements for the opening statement of financial position when an entity changes accounting policies or makes retrospective restatements or reclassifications, in accordance with IAS 8.

Clarification of the requirements for comparative information provided beyond minimum requirements:

• clarifies that additional financial statement information need not be presented in the form of a complete set of financial statements for periods beyond the minimum requirements

• requires that any additional information presented should be presented in accordance with IFRS and the entity should present comparative information in the related notes for that additional information.

Tax effect of distribution to holders of equity instruments:

• addresses a perceived inconsistency between IAS 12 ‘Income Taxes’ (IAS 12) and IAS 32 ‘Financial Instruments: Presentation’ (IAS 32) with regards to recognizing the consequences of income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction

• clarifies that the intention of IAS 32 is to follow the requirements in IAS 12 for accounting for income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction.

Segment information for total assets and liabilities:

• clarifies that the total assets and liabilities for a particular reportable segment are required to be disclosed if, and only if: (i) a measure of total assets or of total liabilities (or both) is regularly provided to the chief operating decision maker; (ii) there has been a material change from those measures disclosed in the last annual financial statements for that reportable segment.

The Annual Improvements noted above are effective for annual periods beginning on or after 1 January 2013. Management does not anticipate a material impact on the Company’s consolidated financial statements from these Amendments.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 Critical accounting estimates and assumptions

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Depreciation of property, plant and equipment

Property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives. Management estimates the useful lives of property, plant and equipment to be within 5 to 40 years. The carrying amounts of the Company’s property, plant and equipment as at December 31, 2012, 2011 and 2010 were RMB 795,983,000, RMB 843,429,000 and RMB 459,161,000, respectively. Changes in the expected level of usage and technological developments could impact the economic useful lives and the residual values of these assets, therefore future depreciation charges could be revised.

Amortization of land use rights

Land use rights are amortized on a straight-line basis over their estimated useful lives. Management estimates the useful lives of land use rights to be 50 years. The carrying amounts of the Company’s land use rights as at December 31, 2012, 2011 and 2010 were RMB 30,598,000, RMB 31,267,000 and RMB 31,936,000, respectively. Changes in the expected level of usage and technological developments could impact the economic useful lives and the residual values of these assets, therefore future amortization charges could be revised.

Income tax

The Company has exposure to income taxes in the PRC. Significant judgment is required in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The carrying amounts of the Company’s income tax payable as at December 31, 2012, 2011 and 2010 were RMB 869,000, RMB 35,090,000 and RMB 22,576,000, respectively.

Impairment of trade receivables

The Company’s management assesses the collectability of trade receivables. This estimate is based on the credit history of the Company’s customers and the current market conditions. Management assesses the collectability of trade receivables at the balance sheet date and makes the provision, if any. The carrying amounts of the Company’s trade receivables as at December 31, 2012, 2011 and 2010 were RMB 455,885,000, RMB 473,209,000 and RMB 282,976,000, respectively.

Net realizable value of inventories

Net realizable value of inventories is the management’s estimation of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of similar nature. It could change significantly as a result of various market factors. The carrying amounts of the Company’s inventories as at December 31, 2012, 2011 and 2010 were RMB 290,603,000, RMB 291,781,000 and RMB 177,217,000, respectively.

Impairment of long-lived assets

The Company tests long-lived assets for possible impairment if an event occurs or circumstances change that would more likely than not reduce the fair value of an asset group below its carrying amount. Asset recoverability is an area involving management judgment, requiring assessment as to whether the carrying value of assets can be supported by the discounted future cash flows. In calculating the future cash flows certain assumptions are required to be made in respect of highly uncertain matters such as revenue growth rates, gross margin percentages and terminal growth rates.

In 2010 and 2011, management did not identify any impairment indicator for long-lived assets. In 2012, China’s real estate market has been under pressure due to speculative activities and government policies that restricted construction. Under such circumstances, the Company received less sales orders from its customers and then decreased its production volume, which led to some production lines not being used at the end of 2012. In addition, the Company decreased its sales price in order to increase sales volume in December 2012, which resulted in reduced gross profit margins. In addition, the Company’s stock price suggested that market capitalization was less than the carrying amount of the net assets of the Company. Hence, management deemed these factors as impairment indicators for the long-lived assets. The Company engaged an external appraiser to assess the property, plant, equipment and land use right values as of December 31, 2012. The external appraiser computed the fair value less costs to sell and value in use valuation and issued a valuation report.

For value in use method, the discounted cash flow analysis is based on the Company’s projected cash flow from 2013 through 2017. Net revenue was based on existing and new projected contracts, annual revenue volume growth rates between 0%-8.3% and selling price increases between 0%-5.6%. Gross margin rates were estimated between 25.9% - 30.1% in the projection period based on historical averages. At the end of the five year forecast period, a terminal value based on a long term growth rate is used. The key assumptions employed in arriving at the estimates of future cash flows are subjective and include projected EBITDA, net cash flows, discount rates, capital expenditure, working capital requirement and the duration of the discounted cash flow model. The cash flows were discounted using a weighted average cost of capital of 22%, which was management’s best estimate based on the Company’s capital structure and external industry data. In the assessment of the replacement cost of property, plant, equipment and land use rights, the valuation made reference to comparables sales with appropriate adjustments, and the original or replacement cost depreciated according to economic life, age and land use term. The assumptions and estimates used in the value in use and fair value less cost to sell valuation were derived from a combination of internal and external factors based on historical experience and management’s best estimate.

Based on the appraiser’s report, there was no impairment of long-lived assets as of December 31, 2012. There was no impairment loss for long-lived assets as of December 2011 and 2010.

Shares-based payment transaction

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 21.

4.2	Critical judgments in applying the entity’s accounting policies

Accounting for the Success Winner Acquisition

The Company has accounted for the Success Winner Acquisition (Note 1) as a reverse recapitalization. The management believes the acquisition agreement resulted in the former owner of Success Winner obtaining effective operating and financial control of the combined entity through 1) the owner’s majority shareholder interest in the combined entity immediately after the acquisition, 2) his significant representation on the Board of Directors and 3) Success Winner management being named to all the senior executive positions in the combined entity.

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

Determining the date when the Company obtained control of the Gaoan Facility (Note 23)

The management has regarded January 8, 2010, the date when the registration and business license was officially transferred from the Gaoan Facility’s former shareholders to the Company and when an executive officer was appointed by the Company to take over controls over the Facility’s operating and financing activities, as the date the Company obtained control of the Gaoan Facility.

5.	REVENUE AND OTHER INCOME

Revenue comprises the fair value of the consideration received or receivable for the sale of goods. An analysis of the Company’s revenue and other income is as follows:

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Revenue
Sale of goods	1,444,891	1,491,574	1,068,551

Other income
Sale of scrap materials	-	4,921	4,475
Interest income	380	494	377
Net foreign exchange gains/(losses)	(2)	7	(886)
	378	5,422	3,966

6.	FINANCE COSTS

Finance costs comprise interest expense on the Company’s bank borrowings:

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Interest on bank borrowings	9,319	11,067	6,170

7.	EXPENDITURES BY NATURE

The Company’s profit before taxation is arrived at after charging:

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Cost of inventories recognized as expense(1)	1,056,692	1,020,847	727,829
Provision for inventories	4,237	-	-
Depreciation expenses	66,186	48,410	30,195
Amortization of land use rights	669	669	668
Directors’ remuneration
- salaries and related cost	1,368	1,376	1,342
- retirement scheme contribution	13	13	10
- share-based payments	3,901	11,938	-
Key management personnel (other than directors)
- salaries and related cost	415	415	380
- retirement scheme contribution	9	9	7
- share-based payments	1,750	5,357	-
Research and development personnel
- salaries and related cost	1,228	1,228	1,023
- retirement scheme contribution	68	68	68
Other personnel
- salaries and related cost	62,479	64,074	45,788
- retirement scheme contribution	9,731	9,022	6,083
Other research and development expenses	17,333	16,937	15,304
Operating lease expenses	11,552	11,855	12,526

(1)	Cost of inventories recognized as expense included staff costs, depreciation and amortization expense, operating lease charges and provision for inventories, which amount is also included in the respective total amounts disclosed separately for each of these types of expenses.

8.	INCOME TAX EXPENSE

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Current year provision-PRC Income Tax:
Current tax expense	86,026	106,100	78,631
Deferred tax expense	(1,094)	(35)	(34)
	84,932	106,065	78,597

As of December 31, 2012, the deferred tax asset was RMB 1,059,000, in respect of the temporary inventory provision expenses.

As of December 31, 2012, 2011 and 2010, there were RMB 1,052,000, RMB 1,087,000 and RMB 1,122,000 defer tax liabilities, respectively, in respect of the temporary differences in depreciation expenses arising from the acquisition accounting for the Hengdali Acquisition.

Reconciliation between income tax expense and profit before taxation at applicable tax rates is as follows:

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Profit before taxation	328,763	400,504	304,071

Tax calculated at a tax rate of 25%	82,191	100,126	76,018
Tax effect on non-deductible expenses	95	137	-
Tax effect on different tax rate of group entities operation in other jurisdictions	2,646	5,802	2,579
	84,932	106,065	78,597

British Virgin Islands Profits Tax

The Company has not been subject to any taxation in this jurisdiction for the years ended December 31, 2012 and 2011 (2010: Nil).

Hong Kong Profits Tax

No Hong Kong profits tax has been provided as the Company has no assessable profit arising in Hong Kong for the years ended December 31, 2012 and 2011 (2010: Nil).

PRC Income Tax

Hengda and Hengdali determined and paid the corporate income tax in accordance with “PRC Enterprise Income Tax Law”, and the applicable income tax rate in this year is 25%.

Any dividend paid by a PRC entity to an overseas parent made out of profits earned after January 1, 2008 will be subject to up to 10% withholding tax. Hengda, the Company’s PRC subsidiary, has cumulative undistributed earnings of RMB 1,057,089,000, RMB 827,915,000 and RMB 541,961,000 as of December 31, 2012, 2011 and 2010, which are included in consolidated retained earnings. Accordingly, no provision has been made for deferred taxes related to future repatriation of these earnings. If the Company were to distribute these cumulated earnings in the foreseeable future, the deferred tax liabilities of RMB105,709,000, RMB 82,792,000 and RMB 54,196,000 would be recognized as of December 31, 2012, 2011 and 2010, respectively.

9.	EARNINGS PER SHARE (“EPS”)

	Years ended December 31,
	2012	2011	2010
Income (numerator):
Income attributable to holders of ordinary shares (RMB ‘000):	243,831	294,439	225,474

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic income per share	20,430,838	20,430,838	13,292,189
Plus incremental weighted average ordinary shares from assumed conversions of warrants using treasury stock method	-	-	-
Weighted average ordinary shares outstanding used in computing diluted income per share	20,430,838	20,430,838	13,292,189

Earnings per share-basic (RMB)	11.93	14.41	16.96

Earnings per share-diluted (RMB)	11.93	14.41	16.96

For the year ended December 31, 2012, there was no difference in the weighted- average number of ordinary shares used for basic and diluted, earnings per ordinary share as the warrants outstanding had no dilutive effect. As of December 31, 2011, there were 2,774,300 warrants outstanding, which could potentially have had a dilutive impact in the future. The number of ordinary shares outstanding would be 21,028,302 if all of the warrants had been exercised. On November 16, 2012, all of the share purchase warrants expired and ceased to trade. As of December 31, 2012, there were no warrants outstanding.

10.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Plant and Machinery	Motor Vehicles	Office equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost

At January 1, 2010	3,363	157,521	5,136	1,408	167,428
Additions	117,235	103,964	616	432	222,247
Acquisition through business combination	95,226	110,510	796	-	206,532
Disposals	-	(51,506)	-	-	(51,506)
At December 31, 2010	215,824	320,489	6,548	1,840	544,701
Additions	116,739	324,866	-	-	441,605
Disposals	-	(32,610)	-	-	(32,610)
At December 31, 2011	332,563	612,745	6,548	1,840	953,696
Additions	-	18,542	-	978	19,520
Disposals	-	(14,542)	-	(875)	(15,417)
At December 31, 2012	332,563	616,745	6,548	1,943	957,799

Accumulated depreciation

At January 1, 2010	858	99,361	2,282	743	103,244
Depreciation charge	3,388	26,055	494	258	30,195
Disposals	-	(47,899)	-	-	(47,899)
At December 31, 2010	4,246	77,517	2,776	1,001	85,540
Depreciation charge	6,462	41,140	608	200	48,410
Disposals	-	(23,683)	-	-	(23,683)
At December 31, 2011	10,708	94,974	3,384	1,201	110,267
Depreciation charge	7,830	57,576	569	211	66,186
Disposals	-	(13,806)	-	(831)	(14,637)
At December 31, 2012	18,538	138,744	3,953	581	161,816

Net book amount

At December 31, 2010	211,578	242,972	3,772	839	459,161

At December 31, 2011	321,855	517,771	3,164	639	843,429

At December 31, 2012	314,025	478,001	2,595	1,362	795,983

All property, plant and equipment held by the Company are located in the PRC.

The Company’s building including renovation, with a carrying value of approximately RMB2,169,000, RMB 2,281,000 and RMB 2,393,000 was pledged as securities to secure the Company’s interest-bearing bank borrowings at December 31, 2012, 2011 and 2010 respectively (Note 18).

For the buildings owned collectively by the Company and other three companies, the cost of buildings are stated according to the amount paid by the Company for its part of buildings, which represents for the Company’s interests in the buildings. Buildings are depreciated over their expected useful lives of 40 years. These buildings’ cost was RMB 3,363,000, and accumulated depreciation of these buildings was RMB1,194,000, RMB 1,082,000 and RMB 970,000 at December 31, 2012, 2011 and 2010 respectively.

Loss on disposal of property, plant and equipment in 2012 and 2011 was RMB 1,155,000 and RMB 512,000 respectively, and gain on the disposal of property, plant and equipment in 2010 was RMB 485,000.

11.	LAND USE RIGHTS

	2012	2011	2010
	RMB’000	RMB’000	RMB’000
At beginning of the year
Cost	32,619	32,619	180
Accumulated amortization	(1,352)	(683)	(15)
Net book amount	31,267	31,936	165

For the year
Opening net book amount	31,267	31,936	165
Acquisition through business combination	-	-	32,439
Amortization	(669)	(669)	(668)
Net book amount	30,598	31,267	31,936

At end of the year
Cost	32,619	32,619	32,619
Accumulated amortization	(2,021)	(1,352)	(683)
Net book amount	30,598	31,267	31,936

The land use rights of the Company refer to lands located in PRC which were pledged to the banks as securities for the Company’s interest-bearing bank borrowings at December 31, 2012, 2011 and 2010 respectively (Note 18).

12.	INVENTORIES

	As at December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
At cost
Raw materials	38,154	51,267	33,360
Work in progress	5,315	6,228	6,243
Finished goods	251,371	234,286	137,614
Provision for inventory	(4,237)	-	-
	290,603	291,781	177,217

In December 2012, the Company launched a sales promotion which decreased some of the selling prices of the products, resulting that the carrying value of some inventories was higher than their net realizable value. Provision for such declines in the value of inventories as at December 31, 2012 was RMB 4,237,000 and was charged to Cost of sales. There has been no inventory write-off or allowance for inventory obsolescence for the years ended December 31, 2011 and 2010.

13.	TRADE RECEIVABLES

The Company’s trade receivables are denominated in Renminbi and non-interest bearing, and generally have credit terms from 90 days to 150 days.

The aging analysis of the Company’s trade receivables is as follows:

	As at December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Within 90 days	287,036	473,209	282,976
Between 3 and 6 months	168,849	-	-
	455,885	473,209	282,976

As at December 31, 2011 and 2010, trade receivables of RMB 473,209,000 and RMB 282,976,000 were neither past due nor impaired. As at December 31, 2012, the Company had extended the collection period to 150 days to address funding pressures of some customers. These related to a large number of customers for whom there was no recent history of default. All amounts are short-term. The net carrying value of trade receivables is considered a reasonable approximation of fair value. The Company does not hold any collateral as security for these receivables.

The largest customer with the trade receivable balance 13.0%exceeded 10% of total balance of trade receivables as at December 31, 2012, and its revenue was accounted for 9.63% of our total revenue for the year ended December 31, 2012.

14.	OTHER RECEIVABLES AND PREPAYMENT

	As at December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Prepayments	4,092	8,679	1,973
Creditable Input VAT	-	17,698	6,934
	4,092	26,377	8,907

As at December 31, 2012, 2011 and 2010, other receivables and prepayment of RMB 4,092,000, RMB 26,377,000 and RMB 8,907,000 were neither past due nor impaired. The net carrying value of these receivables is considered a reasonable approximation of fair value. The Company does not hold any collateral as security for these receivables.

15.	CASH AND BANK BALANCES

	As at December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Cash on hand	28	44	59
Cash at bank	89,420	42,105	263,436
	89,448	42,149	263,495

Cash and bank balances are denominated in the following currencies:

	As at December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Renminbi	88,828	40,120	195,710
Hong Kong dollars	41	1	13
US dollars	570	2,028	67,772
	89,439	42,149	263,495

Bank balances denominated in Renminbi are deposited with banks in the PRC and are not freely convertible to foreign currencies. The conversion of these RMB denominated balances into foreign currencies is subject to the foreign exchange control rules and regulations promulgated by the PRC Government.

As at December 31, 2012, bank balances denominated in US dollars with an amount equivalent to RMB 513,000 were deposited with banks in the United States of America, which are held by China Ceramics whose functional currency is US dollars. Bank balances denominated in US dollars with an amount equivalent to RMB 56,000 were deposited with banks in Hong Kong, which are held by Stand Best whose functional currency is Renminbi. Bank balances denominated in US dollars with an amount equivalent to RMB 1,000 were deposited with banks in PRC, which are held by Hengda whose functional currency is Renminbi.

16.	TRADE PAYABLES

	As at December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Trade payables	115,123	252,682	178,382

Trade payables are denominated in Renminbi and generally have credit terms ranging within 120 days. The carrying values of trade payables is considered to be a reasonable approximation of fair value.

17.	ACCRUED LIABILITIES AND OTHER PAYABLES

	As at December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Sales discount payable	-	-	16,661
Accrued liabilities	24,573	22,022	13,320
Deposits payables	21,800	21,000	14,800
	46,373	43,022	44,781

Accrued liabilities and other payables are denominated in the following currencies:

	As at December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Renminbi	46,326	42,951	44,147
US dollars	47	71	634
	46,373	43,022	44,781

Accrued liabilities consist mainly of accrued rental, wages and utility expenses.

Deposits payables represent deposits from the Company’s distributors. The Company will usually request a deposit from RMB 400,000 to RMB 1,000,000 from new distributors upon signing a distributorship agreement.

The carrying values of these payables is considered to be a reasonable approximation of fair value because they are due within 1 year.

18.	INTEREST- BEARING BANK BORROWINGS

	As at December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Short-term bank borrowings secured and repayable within one year	10,000	125,000	72,000
Long-term bank borrowings secured and repayable more than one year	50,000	60,000	25,000
	60,000	185,000	97,000

The Company’s interest-bearing bank borrowings are pledged by the Company’s buildings and land use rights (Note 10 and 11) and guaranteed by related parties (Note 24) and third parties . Short-term bank borrowings bear effective interests rates ranging from approximately 7.42%, 7.22% to 8.53% and 6.11% to 6.62% per annum during the years ended December 31, 2012, 2011 and 2010, respectively. Long-term bank borrowings bear effective interests rates ranging from approximately 7.32% to 7.65%, 7.32% to 7.65% and 6.62%per annum during the years ended December 31, 2012, 2011, and 2010 respectively.

The carrying amounts of interest-bearing bank borrowings are denominated in Renminbi.

The carrying values of the short-term bank borrowings approximate to fair value because they are due within 1 year.

The fair value of the long-term bank borrowings is 46,451,000 with a discount rate of 3.75%, which is in accordance with the two-year bank borrowing rate of People’s bank of China.

19.	SHARE CAPITAL

As the Success Winner Acquisition (Note 1) was accounted for as a reverse recapitalization transaction, the equity structure (i.e. the number and type of equity interests issued) in the consolidated financial statements as of December 31, 2012, 2011 and 2010 reflects the equity structure of China Ceramics (the legal parent and accounting acquiree), including the equity interests China Ceramics issued to effect the combination.

The movement of the equity structure is as follows:

	2012		2011		2010
	Number of shares	US$ ‘000	Number of shares	US$ ‘000	Number of shares	US$ ‘000
Authorized
At January 1 and December 31	51,000,000	51	51,000,000	51	51,000,000	51

	2012			2011			2010
	Number of shares	RMB ‘000		Number of shares	RMB ‘000		Number of shares	RMB ‘000
Issued and fully paid:
At January 1	18,254,002	124		16,459,202	112		8,950,171	61
Issuance to Mr. Wong Kung Tok for achieving the 2009 performance threshold	-	-		-	-		1,214,127	8
Warrants exchange for ordinary shares	-	-		-	-		2,944,904	20
Issuance of ordinary shares in the new equity offering	-	-		-	-		3,350,000	23
Issuance to Mr. Wong Kung Tok for achieving the 2010 performance threshold	-	-		1,794,800	12		-	-
Issuance to Mr. Wong Kung Tok for achieving the 2011 Performance threshold	2,176,836	13		-	-		-	-
At December 31	20,430,838	137	(3)	18,254,002	124	(2)	16,459,202	112	(1)

(1)	US$ equivalent 17,000

(2)	US$ equivalent 18,000

(3)	US$ equivalent 20,000

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

Each warrant entitled the holder to purchase shares at US$ 7.50 per share, subject to adjustment in the event of stock dividends and splits, reclassifications, combinations and similar events for a period commencing on the later of: (a) completion of the business combination and (b) one year from the closing date of the IPO, and ending November 16, 2012. On November 16, 2012, all of the share purchase warrant expired and ceased to trade.

On November 20, 2009, pursuant to the acquisition agreement, China Ceramics acquired all of the issued and outstanding shares of Success Winner held by Mr. Wong Kung Tok in exchange for US$ 10.00 and 5,743,320 shares of China Ceramics. In addition, 8,185,763 shares of China Ceramics were placed in escrow (the “Contingent Shares”) and for release to Mr. Wong Kung Tok in the event certain earnings and stock price thresholds are achieved. Of the Contingent Shares, up to 5,185,763 Contingent Shares could have been released based on achieving growth in either net earnings before tax or net earnings after tax, depending on the year, following the completion of an annual audit. Additionally, 3,000,000 Contingent Shares could have been released if China Ceramics shares closed at or above certain share price targets for any twenty trading days within a thirty trading day period prior to April 30, 2012. The Contingent Shares were to be released without regard to continued employment and were only contingent on future earnings and the stock price of China Ceramics. On May 24, 2010, the Company issued 1,214,127 shares to Mr. Wong Kung Tok based on the audited earning before tax result for the fiscal year 2009. On April 7, 2011, the Company issued 1,794,800 shares to Mr. Wong Kung Tok based on the audited earning before tax result for the fiscal year 2010. On April 3, 2012, the Company issued 2,176,836 shares to Mr. Wong Kung Tok based on the audited earning before tax result for the fiscal year 2011. No further Contingent Shares may be issued to Mr. Wong Kung Tok. The issuance of the Contingent Shares is accounted for as a stock dividend.

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

The Company initiated an exchange offer (the “Offer”) pursuant to which holders of all 14,553,949 of the Company’s outstanding warrants (the “Warrants”) had the opportunity to acquire the Company’s shares through a warrant for share exchange. The Company issued one share for every four warrants tendered. On September 1, 2010, pursuant to the terms of the tender offer, 11,779,649 warrants were exchanged for 2,944,904 shares, which are freely tradable.

On November 24, 2010, the Company closed an underwritten public offering of 3,350,000 shares at a price of US$ 7.75 per share for a gross proceeds of approximately RMB 172.7 million. The total net proceeds of the offering to the Company, after deduction of underwriters’ commissions and discounts and estimated transaction expenses, was approximately RMB 159.6 million.

As at December 31, 2012, China Ceramics’ issued and outstanding equity instruments consisted of 20,430,838 ordinary shares, US$ 0.001 par value per share.

20.	RESERVES

a)	Statutory reserve

In accordance with the relevant laws and regulations of the PRC, the Company’s PRC subsidiaries are required to transfer 10% of its profit after taxation prepared in accordance with the accounting regulation of the PRC to the statutory reserve until the reserve balance reaches 50% of the respective registered capital. Such reserve may be used to offset accumulated losses or increase the registered capital of these subsidiaries, subject to the approval from the Board of Directors, and are not available for dividend distribution to the shareholders.

b)	Currency translation reserve

The reserve comprises all foreign exchange differences arising from the translation of the financial statements of China Ceramics whose functional currency is US dollars.

c)	Merger reserve

The merger reserve of the Company represents the difference between the nominal value of the shares of the subsidiaries acquired in the Hengda Reorganization (Note 1) over the nominal value of the shares of the Company issued in exchange thereof.

d)	Share-based payment reserve

After the successful consummation of the reverse recapitalization, Mr. Wong Kung Tok, the former sole shareholder of Success Winner, allotted a total of 1,521,528 China Ceramics’ ordinary shares to two financial advisors for their financial advisory services related to the recapitalization activities. The shared based payment reserve represents the fair value of these allotted shares measured based on the average market price over the service periods (Note 4.2).

Share-based payment reserve also represents the equity-settled share options granted to employees (Note 22). The reserve is made up of the cumulative value of services received from employees recorded over the vesting period commencing from the grant date of equity-settled share options, and is reduced by the expiry or exercise of the share options.

e)	Reverse recapitalization reserve

The reverse recapitalization reserve arises as a result of the method of accounting for the Success Winner Acquisition. In accordance with IFRS, the acquisition has been accounted for as a reverse recapitalization.

21.	DIVIDENDS

On November 26, 2012, the Company announced that it will pay a semi-annual cash dividend of US$0.10(equivalent as RMB 0.62) per share, the first two cash dividends will be payable on July 15, 2013 and January 14, 2014, with record dates of June 13, 2013 and December 13, 2013, respectively.

22.	SHARE-BASED EMPLOYEE REMUNERATION

On December 27, 2010, the shareholders of the Company approved the 2010 Incentive Compensation Plan (“the Plan”) at the annual meeting, which was designed to retain directors and senior management. In accordance with the Plan, the Company granted an aggregate of 1,130,000 stock options to Huang Jia Dong, Su Pei Zhi, Su Wei Feng, Hen Man Edmund, Paul K. Kelly, Cheng Yan Davis, Ding Wei Dong and William L. Stulginsky, upon the approval by the Board of Directors on January 27, 2011, the grant date. The share options are valid for a period of 5 years from January 27, 2011 to January 27, 2016.

Share options and weighted average exercise prices are as follows for the reporting periods presented:

	Incentive Compensation Plan
	Number of shares	Weighted average exercise price
		US$
Granted	1,130,000	7.65
Forfeited	-	-
Exercised	-	-
Outstanding at December 31, 2011 and 2012	1,130,000	7.65
Exercisable at December 31, 2011	282,500	7.65
Exercisable at December 31, 2012	565,000	7.65

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

The underlying expected volatility was determined by reference to historical data of the Company’s shares over a period of time since its flotation on the Stock Exchange. No special features inherent to the options granted were incorporated into measurement of fair value.

For the year ended December 31, 2011 and 2012 RMB 17,295,000 (US$ 2,683,000) and RMB 5,651,000 (US$ 902,000) of employee remuneration expense (all of which related to equity-settled share-based payment transactions) has been included in profit or loss and credited to share-based payment reserve.

23.	BUSINESS COMBINATIONS

On January 8, 2010, the Company consummated the acquisition of all voting equity interests of Hengdali, a company that manufactures and sells ceramics tiles used for exterior siding and for interior flooring, for a total cash consideration of RMB 185,517,000. The acquisition is intended to increase the Company’s production capacity and reduce costs through economies of scale.

Details of the purchase consideration, the net assets acquired and goodwill are as follows:

Purchase consideration	RMB’000
- Cash paid	185,517

The assets and liabilities recognized as a result of the acquisition are as follows:

Fair value RMB’000
Cash and cash equivalents	3,822
Property, plant and equipment	206,532
Land use rights	32,439
Inventories	11,473
Receivables	400
Payables	(11,728)
Borrowings	(60,000)
Deferred tax liability	(1,156)
181,782

Goodwill	3,735
185,517
Outflow of cash to acquire business, net of cash acquired, as at December 31, 2010
- cash consideration	40,133
- cash and cash equivalents in subsidiary acquired	(3,822)
Net cash outflow on acquisition	36,311

The goodwill is attributable to Hengdali’s strong production capacity, foreseeable profitability and synergies expected to arise from the economies of scale after the acquisition. None of the goodwill is expected to be deductible for tax purposes.

The acquired business contributed approximately revenue of RMB 243,495,000 and net profit of RMB 65,802,000 to the Company for the period from January 8, 2010 to December 31, 2010.

The revenue and net profit of the combined group as if the business combination had been completed on January 1, 2010 were approximately RMB 1,068,551,000 and RMB 225,212,000.

24.	SIGNIFICANT RELATED PARTY TRANSACTIONS

The following are significant related party transactions entered into between the Company and its related parties at agreed rates:

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Service fee paid to Stuart Management Co.	526	542	564
Amount owing to related parties	3,469	-	(2,053)

Mr. Huang Jia Dong, the founder and Chairman of Hengda and the Chief Executive Officer and one of the directors, and a holder of approximately 40.3% of our shares as of April 22, 2013, and Mr. Wong Kung Tok, formerly one of our significant shareholders, provide working capital loans to us from time to time during the normal course of our business. These loans amounted to RMB 1,327,000 (US$201,000), RMB 1,327,000 (US$211,000), and RMB 4,796,000 (US$770,000) in 2010, 2011, and 2012, respectively. These loans are interest free, unsecured and repayable on demand. They remain outstanding as of December 31, 2012. Mr. Huang and Mr. Wong are brothers-in-law.

Pursuant to an administrative services agreement dated as of December 1, 2009 between China Ceramics and Stuart Management Co., an affiliate of Paul K. Kelly, Chairman of the board of directors, China Ceramics pays US$7,000 (equivalent to RMB 44,000) a month plus out-of-pocket expenses to Stuart Management Co. for administrative services. The initial one-year term began on December 1, 2009, and the agreement automatically renews for successive one-year terms unless either party notifies the other of its intent not to renew. During the term of the agreement, Stuart Management Co. will provide us with general administrative services, including acting as an administrative agent for us in the United States and the British Virgin Islands, and allow us to utilize certain of its office space for meetings.

Amount owing to related parties relates to 1) payments made by a director on Hengda’s behalf for the purchase of motor vehicles owned by the Company and 2) advances from a shareholder to the Company for working capital purposes. The amount was loaned interest free, and is unsecured and repayable on demand.

Mr. Huang Jia Dong, director and chief executive officer and Su Pei Zhi, director and sales deputy general manager provide the guarantee to the Company for the loans. The guarantee amounted to RMB 180,000,000 (US$ 28,892,000), RMB 180,000,000 (US$ 28,599,000) and RMB 142,000,000 (US$ 21,515,000) as of December 31, 2012, 2011 and 2010, respectively.

25.	COMMITMENTS

a)	Operating lease commitments

The Company leases production factories, warehouses and employees’ hostel from non-related parties under non-cancellable operating lease arrangements. The leases have varying terms and the total future minimum lease payments of the Company under non-cancellable operating leases for assets are as follows:

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Not later than one year	11,560	10,581	10,645
Longer than one year and not later than five years	17,624	25,128	29,788
	29,184	35,709	40,433

The leases typically run for an initial period of three to five years, with an option to renew the lease when all terms are renegotiated. Lease payments are usually increased every five years to reflect market rentals. None of the leases includes contingent rentals.

b)	Capital commitments

The Company’s capital expenditures primarily consist of expenditures on property, plant and equipment. Capital expenditures contracted for at the balance sheet date but not recognized in the financial statements are as follows:

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Property, plant and equipment	1,392	1,392	85,710

c)	Other commitments

The Company had the following additional commitments:

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Advertising and insurance expenditure contracted but not provided for in the financial statements	-	3,270	2,400

26.	FINANCIAL RISK MANAGEMENT

26.1	Risk management objectives and policies

The Company’s overall financial risk management program seeks to minimize potential adverse effects of financial performance of the Company. Management has in place processes and procedures to monitor the Company’s risk exposures while balancing the costs associated with such monitoring and management against the costs of risk occurrence. The Company’s risk management policies are reviewed periodically for changes in market conditions and the Company’s operations.

26.2	Financial risk factors

The Company is exposed to financial risks arising from its operations and the use of financial instruments. The key financial risks included credit risk, liquidity risk, interest rate risk, foreign currency risk and market price risk.

The Company does not hold or issue derivative financial instruments for trading purposes or to hedge against fluctuations, if any, in interest rates and foreign exchange rates.

There has been no change to the Company’s exposure to these financial risks or the manner in which it manages and measures the risk.

(i)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company’s exposure to credit risk arises primarily from bank balances and trade receivables. For trade receivables, the Company adopts the policy of dealing only with customers of appropriate credit history to mitigate credit risk. For other financial assets, the Company adopts the policy of dealing only with high credit quality counterparties.

As the Company does not hold any collateral, the maximum exposure to credit risk for each class of financial assets is the carrying amount of that class of financial assets presented on the consolidated statements of financial position.

Cash and bank balances

The Company’s bank deposits are placed with reputable banks in the PRC, Hong Kong and the United States. The credit exposure of the Company’s cash and bank as at December 31, 2012, 2011 and 2010 were RMB 89,448,000, RMB 42,149,000 and RMB 263,495,000, respectively

Trade receivables

The Company’s objective is to seek continual growth while minimizing losses incurred due to increased credit risk exposure.

The Company has significant concentration of credit risk as the Company’s top three largest trade receivables represent approximately 18%, 8% and 10% of the trade receivable balance as at December 31, 2012, 2011 and 2010, respectively.

The Company’s exposure to credit risks is influenced mainly by the individual characteristics of each customer. The Company typically gives the existing customers credit terms of approximately 90 days to 150 days. In deciding whether credit shall be extended, the Company will take into consideration factors such as the relationship with the customer, its payment history and credit worthiness. In relation to new customers, the sales and marketing department will prepare credit proposals for approval by the Chief Executive Officer.

The Company performs ongoing credit evaluation of its customers’ financial condition and requires no collateral from its customers. The provision for impairment loss for doubtful debts is based upon a review of the expected collectability of all trade and other receivables.

The credit exposure of the Company’s trade receivables as at December 31, 2012, 2011 and 2010 were RMB 455,885,000, RMB 473,209,000 and RMB 282,976,000, respectively.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity risk may result from an inability to sell a financial asset quickly at close to its fair value.

The Company’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. The Company’s objective is to maintain a balance between continuity of funding and flexibility through the use of stand-by credit facilities.

The table below summarizes the maturity profile of the liabilities based on contractual undiscounted payments:

	Year ended December 31, 2012
	Less than 1 year	Between 1 and 2 years	Total
	RMB’000	RMB’000	RMB’000
Trade payables	115,123	-	115,123
Accrued liabilities and other payables	51,169	-	51,169
Interest-bearing bank borrowings	10,000	50,000	60,000
Total	176,292	50,000	226,292

The Company intends to ensure that there are adequate funds to meet all its obligations in a timely and cost-effective manner. The Company intends to maintain sufficient level of cash and cash equivalents and have available an adequate amount of committed credit facilities from financial institutions to meet its working capital requirements.

(iii)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates.

The Company’s exposure to interest rate risk arises primarily from short-term and long-term bank borrowings. The Company does not have investment in other financial assets. The Company’s policy is to maintain all its borrowings on a fixed rate basis. The interest rates and terms of repayment of the bank borrowings are disclosed in Note 18.

Bank borrowings subject to fixed interest rates are contractually repriced at intervals of 12 months. The other financial instruments of the Company are not subject to significant interest rate risk.

At December 31, 2012, if average interest rate on the Company’s bank borrowings, which bear fixed rates, had been 50 basis point higher/lower, loss before tax for the year ended December 31, 2012 would have been decreased/increased by RMB336,000/RMB336,000 (2011: increased/decreased by approximately RMB 798,000 /RMB 798,000, 2010: increased/decreased by approximately RMB 310,000 /RMB 310,000,).

(iv)	Foreign currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk arises when transactions are denominated in foreign currencies.

The Company’s operations are primarily conducted in the PRC. All the sales and purchases transactions are denominated in RMB. As such, the operations are not exposed to exchange rate fluctuation.

As at December 31, 2012, 2011 and 2010, all of the Company’s monetary assets and monetary liabilities were denominated in RMB except for certain insignificant amount of bank balances (Note 15) and other payables (Note 17) which were denominated in foreign currencies such as US dollar and HK dollar.

In the opinion of the management, the Company does not have any significant currency exposure. Accordingly, the Company has not used any financial instrument to hedge its foreign currency risk as its risk exposure is considered to be minimal.

The management monitors its exposure to currency risk on an on-going basis and endeavors to keep the net exposure at an acceptable parameter.

26.3	Capital management

The Company’s objectives when managing capital are:

(i)          To safeguard the Company’s ability to continue as a going concern and to be able to service its debts when they are due;

(ii)         To maintain an optimal capital structure so as to maximize shareholder value; and

(iii)        To maintain a strong credit rating and healthy capital ratios in order to support the Company’s stability and growth

The Company actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholder returns, taking into consideration the future capital requirements of the Company and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities. The Company manages its common shares and stock options as capital.

The Company is not subject to externally imposed capital requirements, except for, as disclosed in Note 20(a), the Company’s PRC subsidiary is required by the Foreign Enterprise Law of the PRC to contribute to and maintain a non-distributable statutory reserve fund whose utilization is subject to approval by the Board of Directors. This externally imposed capital requirement has been complied with by the PRC subsidiary for the financial years ended December 31, 2012, 2011 and 2010.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, increase share capital, obtain new borrowings or sell assets to reduce debt.

There were no changes in the Company’s overall approach to capital management during the report periods.

The table below summarizes the capital of the Company:

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Share capital	112	124	137
Statutory Reserve	62,808	94,608	119,955
Retained earnings	509,998	772,637	991,121
Total	572,918	867,369	1,111,213

26.4	Fair value estimation

The Company adopted the amendment to IFRS 7 for financial instruments that are measured in the balance sheets at fair value, which requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

■	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

■	Level 2: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)

■	Level 3: inputs for the assets or liability that are not based on observable market data (that is, unobservable inputs).

As at December 31, 2012, 2011 and 2010, the Company’s financial instruments mainly consisted of cash and bank balances, trade receivables, trade payables, accrued liabilities, other payables, which were categorized using the fair value hierarchy level 1. The bank borrowings were categorized using the fair value hierarchy level 2.

Fair value

The carrying amounts of financial assets and financial liabilities at amortized cost with a maturity of less than one year approximate their fair values.

The Company does not anticipate that the carrying amounts recorded at the statement of financial position date would be significantly different from the values that would eventually be received or settled.

