Form 20-F
period 2013-12-31
China Ceramics Co., Ltd
filed 2014-07-31
CIK 1470683

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013.

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

with a copy to:

Stuart Management Company
830 Post Road East
Suite 205
Westport, CT 06880

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

ORDINARY SHARES, PAR VALUE $0.001	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

On December 31, 2013, the issuer had 20,430,838 shares outstanding.

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

Yes ☐    No ☒

i

CERTAIN INFORMATION

In this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated, “we,” “us,” “our,” and “China Ceramics” refers to China Ceramics Co., Ltd., a British Virgin Islands company, and its subsidiaries, including Success Winner Limited (“Success Winner”), a British Virgin Islands company and wholly owned subsidiary of China Ceramics, Stand Best Creation Limited (“Stand Best”), a Hong Kong company and wholly owned subsidiary of Success Winner and the entity that wholly owns Jinjiang Hengda Ceramics Co., Ltd. (“Hengda”), a PRC operating company that in turn wholly owns Jiangxi Hengdali Ceramic Materials Co., Ltd. (“Hengdali”), and Fujian Province Hengdali Building Materials Co., Ltd. each a PRC operating company.

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

All references to “Renminbi,” “RMB” or “yuan” are to the legal currency of the People’s Republic of China, and all references to “U.S. dollars,” “dollars,” “$” are to the legal currency of the United States. This Report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On July 25, 2014, the buying rate announced by the Federal Reserve Statistical Release was RMB 6.1913 to $1.00.

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

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based on the success of our business.

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

The following selected consolidated financial data as of and for the years ended December 31, 2013, 2012, 2011 have been derived from the audited consolidated financial statements of China Ceramics included in this Annual Report and the financial data as of and for the years ended December 31, 2010 and 2009 have been derived from previously filed audited consolidated financial statements. This information is only a summary and should be read together with the consolidated financial statements, the related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of China Ceramics” and other financial information included in this Annual Report.

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

CHINA CERAMICS CO., LTD. AND SUBSIDIARIES

Selected Consolidated Financial Data

(RMB in Thousands Except per Share and Operating Data)

	As of December 31
	2013	2012	2011	2010	2009
Consolidated Statements of Financial Position Data
Cash and cash equivalents	28,848	89,448	42,149	263,495	150,121
Total current assets	880,201	840,028	833,516	732,595	684,887
Total assets	1,726,240	1,671,403	1,711,947	1,227,427	749,236
Total current liabilities	305,423	177,161	457,121	319,066	244,139
Long-term obligations	1,245	51,052	61,087	26,122	-
Total liabilities	306,668	228,213	518,208	345,188	244,139
Total equity	1,419,572	1,443,190	1,193,739	882,239	505,097
Outstanding shares	20,430,838	20,430,838	18,254,002	16,459,202	8,950,165

	For the years ended December 31,
	2013	2012	2011	2010	2009
Consolidated Statements of Profit or Loss and Other Comprehensive Income Data
Revenues	932,894	1,444,891	1,491,574	1,068,551	835,747
Gross profit	54,076	380,999	467,238	338,975	253,217
Operating income	12,496	330,328	398,260	300,105	208,413
(Loss)/profit before taxation	(3,697)	328,763	400,504	304,071	212,148
(Loss)/profit attributable to shareholders	(2,032)	243,831	294,439	225,474	152,861
Earnings per share –
Basic	(0.10)	11.93	16.13	19.61	25.02
Diluted	(0.10)	11.93	14.41	16.96	23.65
Weighted average shares outstanding –
Basic	20,430,838	20,430,838	18,254,002	11,497,389	6,108,544
Diluted	20,430,838	20,430,838	20,430,838	13,292,189	6,462,424
Cash dividends declared per share (RMB)	1.22	-	-	-	-

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On July 25, 2014, the buying rate announced by the Federal Reserve Statistical Release was RMB 6.1913 to $1.00.

	Spot Exchange Rate
Period	Period Ended	Average (1)	Low	High
	(RMB per US$1.00)
2009	6.8259	6.8295	6.8180	6.8395
2010	6.6000	6.7603	6.6000	6.8305
2011	6.2939	6.4475	6.2939	6.6017
2012	6.2301	6.3093	6.2221	6.3879
2013	6.0537	6.1478	6.0537	6.2438
September	6.1200	6.1198	6.1178	6.1213
October	6.0943	6.1032	6.0815	6.1209
November	6.0922	6.0929	6.0903	6.0993
December	6.0537	6.0738	6.0537	6.0927
2014
January	6.0590	6.0509	6.0402	6.0600
February	6.1448	6.0816	6.0591	6.1448
March	6.2164	6.1729	6.1183	6.2273
April	6.2591	6.2264	6.1966	6.2591
May	6.2471	6.2380	6.2255	6.2591
June	6.2036	6.2306	6.2036	6.2536

Source:   Federal Reserve Statistical Release

(1)	Annual averages, lows, and highs are calculated from month-end rates. Monthly averages, lows, and highs are calculated using the average of the daily rates during the relevant period.

A.	Capitalization and Indebtedness

Not required.

B.	Reasons for the Offer and Use of Proceeds

Not required.

C.	Risk factors

You should carefully consider the following risk factors, together with all of the other information included in this annual report.

Risk Factors Relating to Our Business

We generate a large percentage of our revenues from a limited number of customers and our business will suffer if sales to such customers decline.

Our five largest customers accounted for an aggregate of 12.8%, 18.1% and 20.1% of our total revenue in fiscal years 2011, 2012 and 2013, respectively. We are particularly exposed to the credit risks of these customers as defaults in payment by our major customers would have a significant impact on our cash flows and financial results. Our agreements with our major customers do not specify minimum sales volume. There is no assurance that we will continue to retain these customers or that they will continue to purchase our products at their current levels in the future. If there is any reduction or cancellation of purchase orders by these customers for any reason, including a fall in demand from our customers’ downstream developer clients, or a termination of a relationship with these customers, our revenues will be negatively impacted.

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

In fiscal years 2011, 2012 and 2013 our cost of raw materials, which consist of clay (comprising mainly of kaolin, flint and feldspar), coal (used to heat our kilns), coloring materials and glazing materials, accounted for approximately 71.5%, 70.9% and 68.7% of our total cost of sales, respectively. The price of clay, coal, coloring materials and glazing materials may fluctuate due to factors such as global supply and demand for such raw materials and changes in global economic conditions. Coal accounted for approximately 29.2%, 27.9% and 22.6% of our total raw material costs in fiscal years 2011, 2012 and 2013 respectively. Any shortages or interruptions in the supply of clay, coal, coloring materials or glazing materials will result in an increase in the cost of production, thus increasing our cost of sales. If we are not able to pass on such an increase to our customers or are unable to find alternative sources of clay, coal, coloring materials, or glazing materials or appropriate substitute raw materials at comparable prices, our operations and financial performance will be adversely affected.

If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.

Economic growth in China has, in the past, been accompanied by periods of high inflation. In the past, the Chinese government has implemented various policies from time to time to control inflation. For example, the Chinese government has periodically introduced measures in certain sectors to avoid overheating of the economy, including tighter bank lending policies, increases in bank interest rates, and measures to curb inflation, which has resulted in a decrease in the rate of inflation. An increase in inflation could cause our costs for energy, labor costs, raw materials and other operating costs to increase, which would adversely affect our financial condition and results of operations.

We are dependent on our management team and any loss of our key management personnel without timely and suitable replacements may reduce our revenues and profits.

Our chief executive officer, Huang Jia Dong, and our Sales Deputy General Manager, Su Pei Zhi, have worked with our company since founding it over eighteen years ago. Accordingly, our success is dependent to a large extent on our ability to retain Messrs. Huang and Su, who are responsible for formulating and implementing our growth, corporate development and overall business strategies. Mr. Huang currently beneficially owns 8,345,308 shares in us. Our employment agreements with Messrs. Huang and Su end on January 31, 2016, and there is no assurance that we will be able to enter new long-term agreements with Messrs. Huang or Su. Our business is also dependent on our executive officers who are responsible for implementing our business plans and driving growth. Please refer to “Directors, Senior Management and Employees” herein for more information about our directors and officers.

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

Our facilities currently provide an aggregate annual maximum production capacity of approximately 72 million square meters. However, due to a reduction in demand, we are currently utilizing production facilities capable of producing only 35 million square meters. In addition, we currently have fourteen production lines of which only eight were utilized as of the end of 2013 due to challenging macroeconomic conditions that began in the fourth quarter of 2012. The fact that a significant portion of our facilities are not being used means that our net income will be significantly less than it would otherwise be because we must maintain those unused facilities even though they are not currently being productive. In addition, if our facilities remain idle for an extended period of time, we may be required to take an impairment charge on our financial statements. In light of the existence of idle assets at Hengdali, an impairment assessment has been performed by the directors of the Company to determine the recoverable amount of the property, plant and equipment. The directors of the Company engaged an independent appraiser to assist the Company to perform a valuation of the property, plant and equipment for impairment assessment. No impairment loss on property, plant and equipment was recorded for 2013, 2012 and 2011, but further reductions in demand could result in the impairment in the recoverable amount of our property, plant and equipment in the future with a resulting reduction in our net income.

We have recently significantly reduced the selling prices of our products in order to maintain market share, which will reduce our revenues and net income.

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

We believe our intellectual property rights are important to our success and competitive position. A portion of our products are manufactured and marketed under our “HD” or “Hengda,” “HDL” or “Hengdeli,” “Pottery Capital of Tang Dynasty”, “TOERTO” and “WULIQIAO” labels. We have filed our labels as trademarks in the PRC. Before April13, 2011, WULIQIAO was a trademark owned by Fujian Province Jinjiang City Hengda Construction Materials Co., Ltd. Hengda signed a Trademark Licensing Contract with Fujian Province Jinjiang City Hengda Construction Materials Co., Ltd. and was licensed the exclusive right to use WULIQIAO during the terms of that trademark. Since April13, 2011, WULIQIAO has been transferred to Hengdali, according to Certificate of Approved Transference of Trademark issued on April 13, 2011 by the Trademark Office of the State Administration for Industry & Commerce of the PRC. In addition, we own twenty-two utility model patents and have certain trade secrets and unpatented proprietary technology. We cannot assure you that there will not be any unauthorized usage or misuse of our trademarks and patent rights or that our intellectual property rights will be adequately protected as it may be difficult and costly to monitor any infringements of our intellectual property rights in the PRC. If we cannot adequately protect our intellectual property, we may lose revenue.

In addition, we believe the branding of our products and the brand equity in our “HD” or “Hengda”, “HDL or Hengdeli”, “Pottery Capital of Tang Dynasty”, “TOERTO” and “WULIQIAO” trademarks is critical to our expansion effort and the continued success of our business. Our efforts to build our brand may be undermined by the sale of counterfeit goods. The counterfeiting of our products may increase if our products become more popular.

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

The PRC government has recently introduced certain policy and regulatory measures to control the rapid increase in housing prices and cool down the real estate construction market and the government may adopt further measures in the future that may further adversely affect our business.

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

The PRC government has committed to taking steps to regulate real estate development, promote the healthy development of the real estate industry in China, and strengthen the supervision over land for real estate development purposes. For example, in his 2010 annual report to the National People’s Congress, as part of the 12th Five-Year Plan, Chinese Premier Wen Jiabao pledged to curb the rise of housing prices in certain cities to increase the availability of affordable housing. The program targets 36 million units of new housing by 2015 at a cost of nearly $800 million. The full effect of such policies on the real estate industry and our business will depend in large part on the implementation and interpretation of the circulars by governmental agencies, local governments, and banks involved in the real estate industry. We cannot be certain that the PRC government will not issue additional and more stringent regulations or measures or that agencies and banks will not adopt restrictive measures or practices in response to PRC governmental policies and regulations, which could negatively affect the industries we serve in the PRC, and thereby harm our sales.

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

During the year ended December 31, 2013 we entered into foreign currency transaction agreements that resulted in significant losses to us in 2014.

During 2013, we entered into certain foreign currency transaction agreements with a financial institution related to the movement of the Renminbi against the U.S. dollar. We recorded realized and unrealized fair value gains on these agreements totaling RMB3,346,000 for the year ended December 31, 2013. In 2014, as the Renminbi depreciated against the U.S. dollar, we incurred realized and unrealized losses totaling RMB70,312,000 ($11,615,000) for the six months ended June 30, 2014 in connection with these agreements. In July 2014, Sound Treasure Limited, our largest shareholder and an affiliate of our Chief Executive Officer, agreed to assume these agreements~~.~~ As a result, we will not be required to fund any losses related to these agreements, and will neither suffer any future liabilities arising under those agreements nor enjoy any benefits arising under those agreements.

We had a material weakness in our internal control in financial reporting for the years ended December 31, 2013 and 2012, which could result in our financial statements not being prepared properly.

Our management identified material weaknesses and concluded that our internal controls over financial reporting were not effective as of December 31, 2013 and 2012. A material weakness (within the meaning of PCAOB Auditing Standard No. 5) is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The specific material weakness we identified in our internal control over financial reporting for 2013 related to the lack of sufficient qualified accounting personnel with appropriate understanding of IFRS and SEC reporting requirements commensurate with our financial reporting requirements, which resulted in a number of internal control deficiencies that were identified as being significant..

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

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the applicable laws of the United States and professional standards. Because the audit documentation relating to our auditor’s audit report is located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, such auditor, like other independent registered public accounting firms operating in China, is not currently inspected by the PCAOB. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

On December 3, 2012, the SEC issued an order instituting administrative proceedings against five of the largest global public accounting firms relating to work performed in the PRC and such firms’ failure to provide audit workpapers to the SEC in this regard. Our independent registered public accounting firm is not one of the accounting firms referenced in the order. On January 22, 2014, an initial administrative law decision was issued, censuring the five accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. These accounting firms have the ability to appeal and the four firms which are subject to the six-month suspension from practicing before the SEC have filed a petition for review of the decision. The sanction will not become effective until after a full appeal process is concluded and a final decision is issued by the SEC. The accounting firms can also further appeal the final decision of the SEC through the federal appellate courts. We cannot predict the outcome of this matter or the effect it may have on our independent registered public accounting firm or on our ability to make timely filings with the SEC.

Risk Factors Relating to Operations In China

We are dependent on political, economic, regulatory and social conditions in the PRC.

Approximately 93.0% of our revenue in each of the last three fiscal years was derived from the PRC market and we anticipate that the PRC market will continue to be the major source of revenue for the foreseeable future. Accordingly, any significant slowdown in the PRC economy or decline in demand for our products from our customers in the PRC will have an adverse effect on our business and financial performance. Furthermore, as our operations and production facilities are located in the PRC, any unfavorable changes in the social and/or political conditions may also adversely affect our business and operations.

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

From time to time, changes in law, registration requirements, and regulations or the implementation thereof may also require us to obtain additional approvals and licenses from the PRC authorities for carrying out our operations in the PRC which would require us to incur additional expenses in order to comply with such requirements and in turn affect our financial performance with the increase in our business costs. Furthermore, there can be no assurance that approvals, registrations, or licenses will be granted to us promptly or at all. If we experience delays in obtaining or are unable to obtain such required approvals, registrations, or licenses, our operations and business in the PRC, and hence our overall financial performance will be adversely affected.

Our business activities are subject to certain PRC laws and regulations.

As our production and operations are carried out in the PRC, we are subject to certain PRC laws and regulations. In addition, being wholly foreign-owned enterprises, we are required to comply with certain additional laws and regulations. Pursuant to PRC laws and regulations, the breach or non-compliance with such laws and regulations may result in the PRC authorities suspending, withdrawing or terminating our business license, causing us to cease production of all or certain of our products, and this would materially and adversely affect our business and financial performance.

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

On 14 July 2014, China’s State Administration of Foreign Exchange (SAFE), the foreign exchange control authority, released the Notice of the State Administration of Foreign Exchange on Relevant Issues Concerning Foreign Exchange Administration for Overseas Investment, Financing and Round Trip Investment Undertaken by Domestic Residents via Special Purpose Vehicles (Notice 37). The new regulation took effect 4 July 2014. At that time, the old regulation, “Notice on Issues concerning Foreign Exchange Management in Financing by PRC Residents by Overseas Special Purpose Vehicle and Return Investments” (the “No. 75 Notice”), which was issued in 2005, was repealed. Compared with Circular 75, Circular 37 reflects the trend of SAFE’s policy to gradually loosen the restrictions and simplify the procedures for overseas financing and investment by Chinese residents, so as to fully utilize the financial resources in domestic and overseas markets. However, as Circular 37 has only recently been issued, the actual interpretation and enforcement of the above changes by SAFE in practice remain to be seen.

There can be no assurance that SAFE will not continue to issue new rules and regulations and/or further interpretations of the No. 37 Notice that will strengthen the foreign exchange control. As we are located in the PRC and all of our sales are denominated in RMB, our ability to pay dividends or make other distributions may be restricted by PRC foreign exchange control restrictions. There can be no assurance that the relevant regulations will not be amended to our detriment and that our ability to distribute dividends will not be adversely affected.

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

As Hengda was incorporated as a FIE and China Ceramics does not fall within the scope of being classified as a special purpose vehicle directly or indirectly established or controlled by PRC entities or individuals, the M&A Rules did not apply to the Business Combination, and we were not required to obtain the approval from the Ministry of Commerce, the approval from the China Securities Regulatory Commission and/or any other approvals from PRC government authorities as stipulated by the M&A Rules. There is however no assurance that the PRC authorities will not issue further directives, regulations, clarifications or implementation rules, which may require us or other relevant parties to obtain further approvals with respect to the Business Combination. If new laws are promulgated or the existing laws are reinterpreted, our structure could be determined to be in violation of such laws and subject to sanction by applicable government authorities.

Environmental, health and safety laws have in the past and may in the future impose material liabilities on us and require us to incur material capital and operational costs.

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

During 2014, our Hengda facility was required by the local governmental entity to begin using natural gas to operate the facility, as opposed to coal. This mandated change in fuel source is part of a province-wide (and country-wide) effort to reduce pollution. This change resulted in our incurring a one-time charge of approximately RMB5.6 million ($0.9 million) in December 2013, and will increase our cost of goods produced at that facility because natural gas is a more expensive energy source than coal. There is no assurance that in the future our other production facilities will not be required to make similar modifications which could have similar adverse effects on our operations.

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

We own certain buildings jointly, which may limit our right to use, renovate or dispose of such buildings.

Together with three other companies, we jointly own several buildings located at the Junbing Industrial Zone in Jinjiang City with a total construction area of 29,120.83 square meters. As a result, our right to use, renovate and dispose of such buildings may be limited.

Our business will suffer if we fail to comply with Environmental Protection Regulations

Companies which cause severe pollution to the environment are required to restore the environment or remedy the effects of the pollution within a prescribed time limit. If a company fails to report and/or register the environmental pollution it caused, it will receive a warning or be penalized. Companies that fail to restore the environment or remedy the effects of the pollution within the prescribed time will be penalized or have their business licenses terminated. Companies that have polluted and endangered the environment must bear the responsibility for remedying the danger and effects of the pollution, as well as to compensate any losses or damages suffered as a result of such environmental pollution.

Our Hengda facility obtained a Temporary Pollutant Discharge Permit (JH(2013)ZZ No. 320) granted by Jinjiang City Environmental Protection Bureau on October 28, 2013, which expired on April 27, 2014. And Hengda is currently in the process of applying for the renewal of the permit. Hengdali is currently in the process of applying for a Pollutant Discharge Permit, and the environmental protection agency in Gaoan has accepted Hengdali’s application. If the Pollutant Discharge Permit is not issued and Hengdali discharges pollutants, Hengdali may be warned, ordered to stop discharging pollutants, and/or fined by the environmental protection agency. If Hengdali’s application is denied or if the Hengdali facility is ordered to stop discharging pollutants or is fined, that could have a material adverse effect on our results of operations and financial condition.

Our corporate structure together with applicable law impede shareholders from asserting claims against us and our principals.

All of our operations and records, and all of our senior management are located in the People’s Republic of China. Shareholders of companies such as ours have limited ability to assert and collect on claims in litigation against such companies and their principals. In addition, China has very restrictive secrecy laws that prohibit the delivery of many of the financial records maintained by a business located in China to third parties absent Chinese government approval. Since discovery is an important part of proving a claim in litigation, and since most if not all of our records are in China, Chinese secrecy laws could frustrate efforts to prove a claim against us or our management.

In order to commence litigation in the United States against an individual such as an officer or director, that individual must be served. Generally, service requires the cooperation of the country in which a defendant resides. China has a history of failing to cooperate in efforts to affect such service upon Chinese citizens in China.

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

Risks to China Ceramics’ Shareholders

Trading in our ordinary shares was halted by the Nasdaq Stock Market on May 1, 2014 and we received a notice of non-compliance from Nasdaq due to the failure to timely file this Annual Report on Form 20-F, and there is no assurance that trading on Nasdaq will recommence.

On May 1, 2014, the Nasdaq Stock Market (“Nasdaq”) halted trading in our ordinary shares and notified us of our non-compliance with the Nasdaq Marketplace continued listing requirements. We had previously notified Nasdaq (i) of our inability to timely file this Annual Report on Form 20-F, and (ii) of our termination of Grant Thornton Shanghai PRC (“GT”) as our principal independent registered public accountants on April 30, 2014.

Following the trading halt on May 1, 2014, we received a letter from Nasdaq informing us that we no longer complied with the Nasdaq requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1), which requires the timely filing of periodic reports. The non-compliance cited was the result of our failure to timely file this Annual Report on Form 20-F for the year ended December 31, 2013. The letter stated that the Nasdaq Staff pursuant to Nasdaq Listing Rule 5101 was affording us the opportunity to submit a plan prior to June 2, 2014 that addressed the details of our plan to regain compliance with the Nasdaq Marketplace Rules. The letter recited that the Nasdaq Marketplace Rules provide that the Staff can grant us an extension of up to 180 calendar days from the filing's due date to regain compliance if Nasdaq accepts our plan of compliance.

We submitted our plan of compliance on June 2, 2014. The plan anticipated that we would regain compliance with our public reporting obligations by August 15, 2014. On June 11, 2014, we received a notification from the Nasdaq Staff stating that, having reviewed our plan of compliance, the Staff determined to grant a listing exception to enable us to regain compliance with the Nasdaq Rules. Specifically, the Staff noted that in order to comply with the terms of the exception, we must, on or before August 15, 2014, file our Form 20-F for the period ended December 31, 2013.

We believe that with the filing of this Form 20-F prior to the August 15, 2014 deadline we have satisfied the terms of the plan of compliance we submitted to Nasdaq and that we are in compliance with the Nasdaq Marketplace Rules. We await Nasdaq’s determinations whether we have complied with the terms of the exception that was granted by Nasdaq, whether our ordinary shares will continue to be listed and whether trading on Nasdaq will be allowed to recommence. There is no assurance that Nasdaq will allow our ordinary shares to continue to be listed or that it will allow trading to recommence.

If our ordinary shares commence trading on the NASDAQ Global Market again, the price of our shares could be volatile and could decline at a time when you want to sell your holdings.

Even if trading in our ordinary shares on the NASDAQ Global Market recommences, the price of our shares may be volatile, and that volatility may continue for an extended period of time. Since the completion of the business combination through May 1, 2014, the date trading in our ordinary shares was halted by the NASDAQ Stock Market, the closing price of our shares was $1.35 per share.

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

Although Section 7874(b) should not apply to treat China Ceramics as a domestic corporation for U.S. federal income tax purposes, due to the absence of full guidance on how the rules of Section 7874(b) apply to the transactions completed pursuant to the Redomestication and Business Combination, this result is not entirely free from doubt. Shareholders are urged to consult their own tax advisors on this issue. See the discussion in the section entitled “Taxation — United States Federal Income Taxation — Tax Treatment of China Ceramics After the Redomestication and the Business Combination.” The balance of this discussion assumes that China Ceramics will be treated as a foreign corporation for U.S. federal income tax purposes.

There is a risk that China Ceramics will be classified as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. holders of its securities.

In general, China Ceramics will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income (including its pro rata share of the gross income of its 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (including its pro rata share of the assets of its 25% or more-owned corporate subsidiaries) produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If China Ceramics is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section entitled “Taxation—United States Federal Income Taxation—General”) of its shares, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of the shares of China Ceramics or the receipt of certain excess distributions from China Ceramics and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of China Ceramics and its subsidiaries during its 2013 taxable year, China Ceramics does not believe that it would be treated as a PFIC for such year. However, because China Ceramics has not performed a definitive analysis as to its PFIC status for its 2013 taxable year, there can be no assurance in respect to its PFIC status for such year. There also can be no assurance with respect to China Ceramics’ status as a PFIC for its current (2014) taxable year or any future taxable year. U.S. Holders of the shares of China Ceramics are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section entitled “Taxation—United States Federal Income Taxation—U.S. Holders—Passive Foreign Investment Company Rules.”

Under the EIT Law, China Ceramics, Success Winner and/or Stand Best may be classified as a “resident enterprise” of the PRC. Such classification could result in PRC tax consequences to China Ceramics, our non-PRC resident shareholders, Success Winner and/or Stand Best.

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

Finally, if China Ceramics is determined to be a “resident enterprise” under the EIT Law, this could result in a situation in which a 10% PRC tax is imposed on dividends China Ceramics pays to its shareholders that are not tax residents of the PRC, or “non-resident investors,” and that are enterprises but not individuals, and gains derived by them from transferring China Ceramics’ shares, if such income is considered PRC-sourced income by the relevant PRC tax authorities. In such event, China Ceramics may be required to withhold a 10% PRC tax on any dividends paid to such non-resident investors. Such non-resident investors also may be responsible for paying PRC tax at a rate of 10% on any gain derived by such investors from the sale or transfer of China Ceramics’ shares in certain circumstances. China Ceramics would not, however, have an obligation to withhold PRC tax with respect to such gain under the PRC tax laws. Also, if China Ceramics is determined to be a “resident enterprise,” its non-resident investors who are individuals may also be subject to potential PRC individual income tax at a rate of 20% with respect to dividends received from China Ceramics and/or gains derived by them from the sale or transfer of China Ceramics’ shares.

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

If any PRC tax applies to a non-resident investor, the non-resident investor may be entitled to a reduced rate of PRC tax under an applicable income tax treaty and/or a deduction for such PRC tax against such investor’s domestic taxable income or a foreign tax credit in respect of such PRC tax against such investor’s domestic income tax liability (subject to applicable conditions and limitations). Shareholders should consult with their own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available deductions or foreign tax credits.

For a further discussion of these issues, see the section herein captioned “Taxation—PRC Taxation.”

Fluctuations in exchange rates could adversely affect our business and the value of our shares.

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

Since July 2005, the Renminbi has not been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future the Chinese authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market. On March 17, 2014, the People’s Bank of China announced that the RMB exchange rate flexibility increased to 2% in order to proceed further with reform of the RMB exchange rate regime. These could result in a further and more significant fluctuation in the RMB’s value against the U.S. Dollar.

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

During 2013 we entered into certain foreign currency transaction agreements with a financial institution related to the fluctuation of the Renminbi against the U.S. dollar, not for hedging purposes but for investment purposes. We recorded fair value gains on these agreements totaling RMB3,346,000 for the year ended December 31, 2013. However, in 2014, as the Renminbi depreciated against the U.S. dollar, we incurred realized and unrealized losses totaling RMB70,312,000 ($11,615,000) for the six months ended June 30, 2014 in connection with these agreements. We do not intend to enter into similar transactions for investment purposes n the future.

As the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs will be governed by our memorandum and articles of association, the BVI Business Companies Act, 2004 (as amended), or the BVI Act, and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are governed by the BVI Act and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England and the wider Commonwealth, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are largely codified in the BVI Act, but are potentially not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

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

Shareholders of British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States (Shareholders of a British Virgin Islands company could, however, bring a derivative action in the British Virgin Islands courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act). The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

The laws of the British Virgin Islands may provide less protection for minority shareholders than those under US. law, so minority shareholders may have less recourse than they would under US. Law if the shareholders are dissatisfied with the conduct of our affairs.

Under the laws of the British Virgin Islands, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company memorandum and articles of association as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records.

There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the British Virgin Islands for business companies is limited.

The market price for our shares has been and may continue to be volatile.

The market price for our shares has been and is likely to continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

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

Although we already paid a dividend in July 2014 and currently plan to pay a dividend in January 2015, we may cancel such dividend or decide not to declare a dividend in future periods, in which case, shareholders will benefit from an investment in our shares only if those share appreciate in value.

We paid dividends in July 2013, January 2014 and July 2014. Although we currently plan to pay dividend in January 2015, we may cancel such dividend or decide not to declare a dividend in future periods. The declaration and payment of cash dividends is at the discretion of our board of directors and will depend on factors our board of directors deems relevant, including among others, our results of operations, financial condition and cash requirements, business prospects, and the terms of our credit facilities, if any, and any other financing arrangements. If we choose not to pay out the currently planned dividends or if we choose not to declare dividends in the future, realization of a gain on shareholders’ investments will depend on the appreciation of the price of our shares, and there is no guarantee that our shares will appreciate in value.

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

Our other PRC-based operating subsidiary, Hengdali, was established on June 27, 2008 under the laws of the PRC. All of the equity interests in Hengdali are 100% owned by Hengda.

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

On September 17, 2013, Fujian Province Hengdali Building Materials Co., Ltd. (“Fujian Hengdali”) was incorporated in Pingtan, Fujian Province, with 100% owned by Hengda. Fujian Hengdali’s approved scope of business includes sales of building materials and interior and exterior decoration materials.

The total maximum annual production capacity from our two facilities is 72 million square meters of ceramic tiles as of December 31, 2013. However, due to current economic conditions, we are currently utilizing production facilities capable of producing 35 million square meters.

The following chart reflects our organizational structure as of December 31, 2013:

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

The Business Combination

Pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, on November 20, 2009, CHAC merged with and into China Ceramics, its wholly owned British Virgin Islands subsidiary, and, immediately thereafter, and as part of the same integrated transaction, China Ceramics acquired all of the issued and outstanding shares of Success Winner held by its former shareholder in exchange for $10.00 and 5,743,320 shares of China Ceramics shares. In addition, 8,185,763 shares of the China Ceramics shares were placed in escrow (the “Contingent Shares”) to be released to the seller in the event certain earnings and stock price thresholds were achieved. Of the Contingent Shares, 5,185,763 Contingent Shares were released based on our achieving growth in either net earnings before tax or net earnings after tax. 3,000,000 Contingent Shares that were eligible to be released if China Ceramics shares closed at or above certain share price targets for any twenty trading days within a thirty trading day period prior to April 30, 2012 were canceled because we did not meet applicable price targets. We currently have 20,430,838 issued and outstanding shares.

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

A.	Business Overview

Overview

We are a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles, sold under the “HD” or “Hengda,” “HDL” or “Hengdeli”, “Pottery Capital of Tang Dynasty”, “TOERTO” and ”WULIQIAO” brands are available in over two thousand styles, colors and size combinations. Currently, we have six principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, (v) ultra-thin tiles and (vi) polished glazed tiles. Porcelain tiles are our best-selling products, accounting for over 69.0% of our total revenue in 2013.

Ceramic tiles are widely used in the PRC as a construction material for residential and commercial buildings. Ceramic tiles are used for flooring, interior walls for decorative purposes and on exterior siding due to their resistance to temperature, extreme environments, erosion, abrasion and discoloration for extended periods of time. Citigroup Global Markets reports that the PRC government has actively promoted the construction of affordable housing by ensuring that 77% of the new land made available was allocated to those in the low-income bracket, especially in Tier II and III cities. During the 11th National People’s Congress (NPC) relating to the central government’s draft 12th Five Year Plan (2011 -2015), Premier Wen Jiabao pledged that the government will curb excessive housing price growth and provide enough affordable houses for needy residents. Premier Wen stated that, from 2011 to 2015, the country aims to build 36 million units of affordable housing covering 20 percent of the country’s households. In addition, the government recently released a statement stating that the greatest potential for expanding domestic demand and sustaining economic growth lies in urbanization. Since urbanization leads to new property development and construction, this could positively impact the Company’s business.

Our manufacturing facilities operated by Jinjiang Hengda Ceramics Co., Ltd. are located in Jinjiang, Fujian Province, and our manufacturing facilities operated by Jiangxi Hengdali Ceramic Materials Co., Ltd. are located in Gaoan, Jiangxi Province. Combined, these facilities currently provide an aggregate annual maximum production capacity of approximately 72 million square meters. However, due to current economic conditions, we are currently utilizing production facilities capable of producing 35 million square meters. We currently have fourteen production lines (eight of which were utilized as of the end of 2013), with each production line optimized to manufacture specific size ranges to maximize efficiency and output.

We primarily sell our products through an exclusive distributor network or directly to property developers. We have long-term relationships with our customers; most of our top ten customers in 2013 have been purchasing from us for over ten years. We have been in discussions with some large property developers in China to be their exclusive or primary provider of ceramic tiles and, although no arrangements or agreements have been entered into, we expect to enter into arrangements of that type in the foreseeable future.

We focus our research and development efforts on developing innovative and environmentally-friendly products. We own eighteen utility model patents. Our stringent tile management and marketing efforts have created a strong business reputation and high brand awareness as demonstrated by us receiving the “Chinese Well-Known Trademark” award from the Intermediate People’s Court of Xiangtan City and “Asia’s 500 Most Influential Brands 2012” award from the World Brand Laboratory.

Our Industry

We operate in the Chinese ceramic tile industry which is fragmented, highly competitive and closely tied to the PRC economy. Although there is little industry data available, management believes from its knowledge of other manufactures that it is one of the largest PRC-based manufacturers of ceramic tiles.

In 2013, according to China Daily, China’s gross domestic product (GDP) totaled approximately $7.4 trillion, making it the world’s second largest economy after the United States. Although 2013 GDP grew by 7.7% compared to 7.8% growth in 2012, due to a slowdown of the economy, we believe that construction and real estate development will continue to be a key driver behind China’s GDP growth with property investment and related industries constituting a significant percentage of its GDP. Demand for ceramic tile product depends upon and directly correlates to activity in the construction and real estate development industries. The ceramic tile industry’s two primary markets in the PRC are residential construction applications and commercial construction applications.

We believe that China’s real estate sector has been under pressure due to speculative activities and government policies that restricted construction with the intent to rein in rising prices. However, we see some positive developments in recent reports that the government is urging local planning authorities to free up land supplies for housing development. The government recently released a statement stating that the greatest potential for expanding domestic demand and sustaining economic growth lies in urbanization. Since urbanization leads to new property development and construction, this could positively impact our business.

Commencing in the fourth quarter of 2012, we experienced challenging market conditions in China’s real estate and construction markets which resulted in a marked decrease in the sales volume of our ceramic tile products for the quarter. Our fourth quarter 2013 revenue was down 10.2% from the fourth quarter of 2012 and our 2013 full year revenue was down 35.4% as compare to 2012 full year revenue.

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

Importance of distributors

The majority of exterior ceramic tile manufacturers do not have sufficient resources to provide their own sales coverage nationwide and rely heavily on local distributors with roughly 73% of total sales pushed through such channels. As competition has intensified, many manufacturers have started to bid directly to real-estate developers for large construction projects. Direct sales represented 15%, 18% and 20% of total sales in 2013, 2012 and 2011, respectively and market participants expect this share will continue to increase, placing a premium on a manufacturer’s internal sales force while requiring product lines with greater flexibility to meet direct customer demands.

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

Ultra-thin tiles: Ultra-thin tiles can be as thin as 4.0 mm, about half the thickness of traditional tiles. Due to their thinness, these tiles are more environmentally-friendly as the production process requires fewer raw materials and less energy. When used in combination with a specialized insulating material, the combination enables greater heat retention in the winter and keeps buildings cool in the summer with less load bearing stress on exterior building walls. Our ultra-thin tiles were commercialized in 2008. Because no distributors ordered ultra-thin tiles for 2013, we stopped production of ultra-thin tiles in 2013.

Polished glazed tiles: Ceramic tiles can be manufactured in differing sizes according to customer specifications, with the largest sized tiles measuring 800 mm by 800 mm.

We can produce over 2,000 different combinations of products, colors, textures and sizes to meet the various demands of our customers.

Our Competitive Strengths

We believe the following competitive strengths will enable us to take advantage of the rapid growth of the ceramic tile industry in China:

Brand Recognition

We believe that the “Hengda,” “HD,” “Hengdeli,” “HDL,”, “Pottery Capital of Tang Dynasty”, “TOERTO” and “WULIQIAO” brands are well recognized and highly regarded in markets where our products are sold. Before April 13, 2011, WULIQIAO was a trademark owned by Fujian Province Jinjiang City Hengda Construction Materials Co., Ltd. Hengda signed a Trademark Licensing Contract with Fujian Province Jinjiang City Hengda Construction Materials Co., Ltd. and was licensed the exclusive right to use WULIQIAO during the terms of that trademark, which expires on January 27, 2020. Since April 13, 2011, WULIQIAO has been transferred to Hengdali. In 2005, the brands “Hengda” and “HD” were each certified as a Fujian Well-Known Trademark by the Fujian Well-Known Trademark Award Commission and recognized as a “Chinese Well-known Trademark” in 2005 by the Intermediate People’s Court of Xiangtan City. From 2012 to 2014, we were recognized with the “Asia’s 500 Most Influential Brands” award from the World Brand Laboratory. Our products are selected for inclusion in strategic and high-profile projects such as the 16th Asian Games, the 11th National Chinese Games Village and the Chinese Academy of Sciences.

Focus on Tier II and Tier III Cities

Because of recent efforts by the PRC government to tighten monetary policy and constrain real estate prices in the “Tier-I” cities such as Beijing, Shanghai, Shenzhen, and Guangzhou, we believe the outlook for our business has improved, given our concentration in Tier-II and Tier-III cities. Approximately 5.46% of our revenue in the year ended December 31, 2013 was from sales of our products for use in projects in Tier-I cities, and we expect any weakness in the Tier-I cities to be offset by continued demand growth in the Tier-II and Tier-III cities, driven by urbanization trends as well as by the PRC government’s commitment to low-income housing.

Long-Term Sales Relationships

We have established an extensive distributor network and long term customer relationships, where most of Hengda’s top ten customers in 2013 have been purchasing from us for over 10 years each.

Experienced Management Team

Our experienced, professional and dedicated management team brings a wealth of knowledge to our day-to-day operations and provides us with strategic direction. Our Chairman, Chief Executive Officer and founder, Huang Jia Dong, has more than 20 years of experience in the ceramics industry and is Vice-Chairman of the Fujian Province Ceramic Industry Association. The other members of the senior management team have many years of experience in the ceramic industry.

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

We upgraded our Hengda production lines to recover and/or reuse waste water, waste dust, exhaust and kiln after-heat in 2007, which reduced our energy usage and energy costs. Our new Hengdali production lines were also built using new equipment that incorporates recovery methods for recycling waste water, waste dust, exhaust and kiln after-heat that operate at a higher efficiency rate. We received an Energy Conservation Advance Enterprise Award in 2008 from the Jinjiang City Government.

Focus on Research and Development

We have devoted substantial resources to establishing research and development capabilities in an effort to improve our products and diversify our product mix. Our R&D team has also focused on environmentally friendly products like the ultra-thin tile, which in addition to using fewer raw materials can reduce load-bearing stress and can provide enhanced insulating capabilities, and developed over 2000 types of different product combinations. As of the date of this Annual Report, we own eighteen utility model patents. “Utility model patents” means any new technical solution relating to the shape, the structure, or their combination, of a product, which is fit for practical use. In addition, we were awarded a “High-tech Enterprise Certificate” in 2007 from Fujian Provincial Department of Science and Technology, affirming our innovations in the industry. As of December 31, 2013, our research and development team includes 20 employees and focuses on new products as well as developing energy and resource efficient production methods.

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

Our Growth Strategy

We intend to further strengthen our position as a leading manufacturer of ceramic tiles in China by implementing the following strategies:

Broadening Our Distribution Network

We sell our products mainly to distributors located in major Tier-I cities such as Shanghai and Beijing and Tier-II cities such as Tianjin, Wuhan, Chengdu and Shenyang. We plan to establish and/or increase our presence in Tier-II and Tier-III cities in provinces such as Zhejiang, Anhui, Heilongjiang, Guizhou, Henan, Hebei, Shandong, Shanxi, Shaanxi, and Yunnan.

We believe that our new Hengdali production facility in Gaoan will better position us to expand into new markets and reach additional end customers as transportation and logistical costs of delivering products to these areas will be reduced.

Evaluating Opportunities to Increase Exports

Currently, we export approximately 6% of our products through PRC trading companies. We intend to increase the exported volume of our products with additional PRC trading companies and by promoting our products in regional and international trade shows with a focus on direct selling efforts to property developers in the PRC.

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

Quality Control & Assurance

The quality of our products is critical to our continued growth and success. In July 2002, our Hengda facility received ISO 9001:2000 accreditation, an international certification certificate, acknowledging our quality control process. Quality control procedures begin at the receipt of raw materials and continue throughout the manufacturing process ending with a final quality check prior to packaging. Our employees are required to undergo internal training regarding our quality control policies, targets and procedures, as well as production and processing techniques. As of December 31, 2013, our quality assurance team consisted of 84 members.

Notable Awards & Certificates

We have received numerous awards and certificates for our branding, product quality and R&D achievements. Select awards include:

Year Initially Received	Award & Certificate Name	Issuer
2002	ISO 9001:2000 Quality Management System Certificate	China Certification Center for Quality Mark
2005	ISO 14001:2004 Environmental Management Standards Certificate	Fujian Branch of Beijing World Standards Certification Centre
2005	Fujian Well-known Trademark	Fujian Well-known Trademark Award Commission
2005	Chinese Well-known Trademark	Intermediate People’s Court of Xiangtan City
2006	Inspection Exempted Products Certificate	National Bureau of Quality and Technical Supervision
2007	High-tech Enterprise Certificate	Fujian Provincial Department of Science and Technology
2008	Energy Conservation Advanced Enterprise	Jinjiang City Government
2009	Fujian 100 Important Industrial Enterprise	Fujian Economic and Trading Commission
2010	Asia’s 500 Most Influential Brands 2010	World Brand Laboratory
2010	Fujian’s Top 300 Enterprises	Fujian Enterprise Evaluation Center and Fujian Enterprise Evaluation Association
2011	China’s 500 Most Valuable Brands	World Brand Laboratory
2011	Top 100 Fastest Growing Enterprises for China Building Material	China Building Materials Enterprise Management Association
2011	Top 500 Enterprise in China Building Material	China Building Materials Enterprise Management Association
2011	Customer Preferred Top 10 Brand	China International Nameplate Development Association
2012	Asia’s 500 Most Influential Brands 2012	World Brand Laboratory
2013	China’s 500 Most Valuable Brands	World Brand Laboratory
2013	Asia’s 500 Most Influential Brands 2013	World Brand Laboratory
2014	China’s 500 Most Valuable Brands	World Brand Laboratory

Customers, Sales & Marketing

We primarily sell our products through an exclusive distributor network or directly to property developers. Distributors are located in major cities such as Shanghai, Beijing, and Shenyang and second and third tier cities such as Chengdu, Haikou, Hefei, Tianjin, Wuhan and other rural areas in the PRC. We have long-term relationships with many of our customers; most of our top ten customers in 2013 have been purchasing from us for several years.

The following table sets forth revenues by geographic market and the related percentage for the years ended 2011, 2012 and 2013:

31

	2011		2012		2013
Geographic Market	RMB’000	Percentage	RMB’000	Percentage	RMB’000	Percentage
PRC	1,383,619	92.8%	1,350,517	93.5%	873,150	93.6%
Japan	13,423	0.9%	10,850	0.8%	7,421	0.8%
Burma	11,176	0.7%	8,453	0.6%	6,179	0.7%
India	10,751	0.7%	9,463	0.7%	5,944	0.7%
Korea	10,280	0.7%	8,201	0.6%	5,683	0.6%
Thailand	10,041	0.7%	8,958	0.6%	5,552	0.6%
Hong Kong	9,917	0.7%	8,706	0.6%	5,483	0.6%
Spain	7,029	0.5%	6,561	0.5%	3,886	0.4%
Turkey	7,037	0.5%	5,678	0.4%	3,890	0.4%
South Africa	6,862	0.5%	6,687	0.5%	3,794	0.4%
Sierra Leone	5,008	0.3%	5,173	0.3%	2,769	0.3%
Ghana	4,876	0.3%	5,299	0.3%	2,696	0.3%
Russia	4,198	0.3%	3,154	0.2%	2,321	0.2%
Morocco	4,099	0.3%	4,037	0.2%	2,266	0.2%
Great Britain	3,258	0.2%	3,154	0.2%	1,860	0.2%
Total	1,491,574	100%	1,444,891	100%	932,894	100%

Our major customers that accounted for 2.0% or more of our net revenue for the last three years are set forth in the table below, and none of these customers individually accounted for more than 10% of our total revenue for the years ended December 31, 2011, 2012 and 2013.

The following table sets forth revenue for our major customers and the related percentage of our net revenue for the years ended December 31, 2011, 2012 and 2013. (1)

	2011		2012		2013
Customer Name	RMB’000	Percentage	RMB’000	Percentage	RMB’000	Percentage
Foshan City Jundian Ceramics Co., Ltd.	45,607	3.06%	139,184	9.63%	69,113	7.41%
Xiamen Tongying Trading Co., Ltd.	43,232	2.90%	34,596	2.39%	33,560	3.60%
Fuzhou Chuanpin Materials Co., Ltd.	28,178	1.89%	30,779	2.13%	28,487	3.05%
Liuzhou City Shengquanda Trading Co., Ltd.	38,070	2.55%	28,994	2.01%	28,179	3.02%
Jiangxi Zhongshi Industry Co., Ltd.	37,928	2.54%	28,599	1.98%	27,803	2.98%
Chengdu City Dehui Construction Materials Co., Ltd.	34,727	2.33%	28,257	1.96%	26,229	2.81%
Chaozhou Chenqiao Jianxing Construction Materials Co., Ltd.	36,002	2.41%	27,392	1.90%	25,211	2.70%
Shangrao New Fangyuan Materials Co., Ltd.	30,723	2.06%	27,941	1.93%	24,748	2.65%
Xuzhou Haige Material Co., Ltd.	17,025	1.14%	26,739	1.85%	23,686	2.54%
Hubei Wanshi Trading Co., Ltd.	30,082	2.02%	25,308	1.75%	23,136	2.48%

(1)	The revenue generated was net revenue.

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

In the future, we intend to participate in international trade fairs and seminars from time to time to promote our brand and products, and to establish a network with industry professionals outside the PRC. To augment our plan to expand our markets internationally, our products will also be advertised on and available to purchase on the Internet. As of December 31, 2013, our Sales and Marketing Department had 41 employees.

Backlog

We typically receive orders from customers two months in advance of production on a rolling basis. We enter into a dealership agreement with customers, and a sales or purchase contract each time a customer places an order. If a customer makes any changes to an order after we have used any raw materials in fulfilling the order, the customer bears the losses. Once we have delivered the products to the customer and the customer has examined and accepted the products, we provide no quality guarantees. We confirm amounts payable with each customer on a monthly basis. The products typically must be delivered to customers within 90 days of receipt of the sales order, and the customers typically must pay for the products within 90 to 150 days of delivery.

As of December 31, 2013, our backlog was RMB 136.6 million ($ 22.6 million) which represents approximately the next two months of revenue at the time, compared to a backlog of approximately RMB 96.2 million on December 31, 2012.

Major Suppliers & Raw Materials

Our major suppliers will usually deliver raw materials within 1-2 months after they have received our purchase order. The typical credit term from our major suppliers is from 1 to 4 months after the raw materials have been delivered.

Clay and coal are the two main raw materials required to manufacture ceramic tiles. We purchase these raw materials from at least two independent suppliers. Other major sourced materials include coloring and packaging. We are not dependent on any one of our PRC based suppliers as we are able to source raw materials from alternative vendors should the need arise.

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

Our major suppliers that accounted for more than 2.9% of our total purchases in fiscal years 2011, 2012 and 2013 are: Foshan City Sanshui Baoligao Inorganic Materials Co., Ltd., Foshan City Nanhai Zhongtai Glaze Production Plant, Quanzhou Like Ceramic Materials Co., Ltd., Foshan City Nanhai Huaxiong Ceramic Materials Co., Ltd., Xinyu City Yanhua Industrial Co., Ltd., Fengxin Huafeng Ceramic Co., Ltd., Fujian Nanping Minning Mining Exploitation Co., Ltd. , Foshan City Sanshui Golden Eagle Inorganic Materials Co., Ltd., Yongchun Junjie Mining Co., Ltd. and Foshan City Henglixin Diamond Products Co., Ltd. No major supplier except Foshan City Sanshui Baoligao Inorganic Materials Co., Ltd individually accounted for more than 10% of our total raw material purchases in 2013. Our business or profitability is not materially dependent on any industrial, commercial or financial contract with any of our suppliers.

The following chart lists our major suppliers and the percentage of total purchases in fiscal years 2011, 2012 and 2013:

		2011		2012		2013
Supplier Name	Type	RMB’000	Percentage	RMB’000	Percentage	RMB’000	Percentage
Foshan City Sanshui Baoligao Inorganic Materials Co., Ltd.	Color	33,708	4.51%	32,404	4.40%	64,848	10.51%
Foshan City Nanhai Zhongtai Glaze Production Plant	Color	41,854	5.60%	45,015	6.12%	38,323	6.21%
Quanzhou Like Ceramic Materials Co., Ltd.	Color	-	-	32,805	4.46%	36,770	5.96%
Foshan City Nanhai Huaxiong Ceramic Materials Co., Ltd.	Color	-	-	-	-	33,623	5.45%
Xinyu City Yanhua Industrial Co., Ltd.	Clay	27,658	3.70%	24,671	3.35%	32,353	5.24%
Fengxin Huafeng Ceramic Co., Ltd.	Clay	47,765	6.39%	37,125	5.04%	30,116	4.88%
Fujian Nanping Minning Mining Exploitation Co., Ltd.	Clay	40,705	5.44%	32,058	4.35%	27,588	4.47%
Foshan City Sanshui Golden Eagle Inorganic Materials Co., Ltd.	Color	37,275	4.98%	40,058	5.44%	26,325	4.27%
Yongchun Junjie Mining Co., Ltd.	Coal	36,260	4.85%	36,207	4.92%	22,455	3.64%
Foshan City Henglixin Diamond Products Co., Ltd.	Clay	36,804	4.92%	35,071	4.76%	22,394	3.63%

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

Our research and development costs were approximately RMB 1.3 million, RMB 1.2 million and RMB 1.1million ($0.2 million) for fiscal years 2011, 2012 and 2013. From time to time, we may enter into collaboration with other research institutes to develop new products or improve our production process. As of December 31, 2013, our R&D department had 20 employees.

Competition

We face intense competition from our existing competitors and new market entrants. Our primary competitors are usually privately owned companies that are located mainly in the PRC. Our principal competitors are Guangdong White Rabbit Ceramics, Foshan Shiwan Yulong Ceramics Co., Ltd, Jinjiang Haoyuan Ceramics, Co., Ltd, Jinjiang Wanli Ceramics Co., Ltd, Jinjiang Tengda Ceramics Co., Ltd and Jinjiang Haoshan Construction Materials Co., Ltd. We compete primarily based on product quality, brand recognition, and an extensive distributor network.

As conditions in the real estate market have weakened, certain of our competitors have begun reducing prices for their products, causing us to do the same in order to maintain market share since the fourth quarter of 2012.

Intellectual Property

We protect our intellectual property primarily through a mix of patent and trademark registrations.

Registered Trademarks

Our brand name distinguishes our products and promotes consumer awareness of our products.

We have registered the following trademarks in the PRC:

Trademark	Class/Products	Validity Term	Registration No.
	19/ Tile, ceramic tile and wave pattern tile	From February 21, 2012 to February 20, 2022	1716827

	19/ Tile; non-metallic tile; ceramic tile; non-metallic wall tile for constructional use; wave pattern tile; glass mosaic; non-metallic floor tile	From March 28, 2009 to March 27, 2019	4971248

	19/ Tile; ceramic tile; wave pattern tile; non-metallic tile for constructional use; marble; manual stone; terrazzo; glass mosaic	From September 14, 2006 to September 13, 2016	3893819

	19/ Red floor tile and ceramic tile	From 14 December 2013 to 13 December 2023	669884

	19/ Tile; non-metallic tile; ceramic tile; glass mosaic; non-metallic tile for constructional use; non-metallic construction material; marble; granite; manual stone.	From October 21, 2010 to October 20, 2020	7543650

	19/ Tile; non-metallic tile; non-metallic tile for constructional use; non-metallic wall tile for constructional use; non-metallic floor tile; non-metallic ground tile; glass mosaic; plaster; cement; concrete building unit.	From May 14, 2011 to May 13, 2021	8289754

	19/ Tile; non-metallic tile; non-metallic tile for constructional use; non-metallic wall tile for constructional use; non-metallic floor tile; non-metallic ground tile; glass mosaic; plaster; cement; concrete building unit.	From May 14, 2011 to May 13, 2021	8289921

	19/ Tile, ceramic tile, asbestos cement tile, glass mosaic, non-metallic tile, non-metallic tile for constructional use, fireclay, firebrick, tile, ceramic kiln furniture.	From April 13, 2011 to January 27, 2020	1357830

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

Patents

We currently own twenty two utility model patents in the PRC for exterior wall tiles, which were applied for in November of 2007, July of 2011 and November of 2012 respectively. A “utility model patent” is a new technical solution relating to the shape, the structure, or their combination, of a product, which is fit for practical use. Utility model patents have a ten year term from the application date.

Except as disclosed above, as of December 31, 2013, our business or profitability is not materially dependent on any other trademarks, copyrights, registered designs, patents, grant of licenses from third parties, new manufacturing processes or other intellectual property rights.

Environmental

We are subject to various environmental regulations with respect to noise and air pollution and discharge of hazardous materials. We are also subject to periodic inspection. We obtained a Temporary Pollution Discharge Permit for our Hengda production facility, which expired on April 27, 2014, and we are currently in the process of applying for the renewal of the permit. The permit is subject to annual renewal. And we are currently in the process of applying for a Pollution Discharge Permit for our Hengdali production facility. We are not subject to any pending actions of alleged violations of applicable PRC environmental laws. If the Pollutant Discharge Permit is not issued and Hengdali discharges pollutants, Hengdali may be warned, ordered to stop discharging pollutants, and/or fined by the environmental protection agency.

Legal Proceedings

China Ceramics and certain of its current and former officers and directors are defendants in class action cases pending in the United States District Court for the Southern District of New York.

On June 6, 2014, Robert Pollock brought an action styled No. 14-CV-04100, Robert Pollock, et al., v. China Ceramics Co., Ltd., Huang Jia Dong, Su Pei Zhi, Hen Man Edmund, Ding Wei Dong, Paul K. Kelly, Cheng Yan Davis, William L. Stulginsky, Su Wei Feng, Shen Cheng Liang and Jianwei Liu, in the United States District Court for the Southern District of New York. In this action, the plaintiff purports to bring a federal securities fraud class action on behalf of purchasers of the publicly traded securities of China Ceramics between March 30, 2012 and May 1, 2014. The action asserts that the defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 by making certain false and misleading statements and omissions to the investing public regarding the Company’s business operations, management, and future prospects. The complaint also alleges liability against the individual defendants under Section 20(a) of the Exchange Act.

On June 16, 2014, Roger Artinoff brought an action styled 14-CV-04312, Roger Artinoff, et al., v. China Ceramics Co., Ltd., et al., in the United States District Court for the Southern District of New York. On July 2, 2014, Richard Finlayson brought an action styled 14-CV-04997, Richard Finlayson, et al., v. China Ceramics Co., Ltd., et al., in the United States District Court for the Southern District of New York. These actions make allegations against the defendants substantially similar to those made in the Pollack action.

We plan to defend ourselves vigorously in these lawsuits; however, failure by us to obtain a favorable resolution of the claims set forth in the complaint could have a material adverse effect on our business, results of operations and financial condition. Moreover, certain of our officers and directors have been named as defendants in these lawsuits and we are obliged to indemnify them and advance costs to them for their defense. Currently, the amount of such material adverse effect cannot be reasonably estimated, and no provision or liability has been recorded for these claims. The costs associated with defending and resolving the lawsuit and ultimate outcome cannot be predicted. These matters are subject to inherent uncertainties and the actual cost, as well as the distraction from the conduct of our business, will depend upon many unknown factors and management’s view of these may change in the future.

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

B.	Organizational Structure

The following chart illustrates China Ceramics’ organizational structure as of December 31, 2013:

Corporate Structure and Background

Our principal PRC-based operating subsidiary, Hengda, was established on September 30, 1993 under the laws of PRC. All of the equity interests in Hengda are 100% owned by Stand Best as of December 31, 2013. Hengda is a wholly foreign-owned enterprise in China.

Hengdali was established on June 27, 2008 under the laws of PRC. All of the equity interests in Hengdali are 100% owned by Hengda as of December 31, 2013.

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

On September 17, 2013, Fujian Province Hengdali Building Materials Co., Ltd. (“Fujian Hengdali”) was incorporated in Pingtan, Fujian Province, and is 100% owned by Hengda. Fujian Hengdali’s approved scope of business includes sales of building materials and interior and exterior decoration materials.

C.	Property, plant and equipment

Together with three other companies, we jointly own six buildings comprised of one office building and five workshops in Jinjiang, Fujian Province. We recorded the related fixed assets in proportion to the amount we paid for our part of the buildings, which represents our interests in the buildings. As co-owners of these six buildings under the relevant Building Ownership Certificate, all co-owners have collective rights and obligations to the jointly-owned property under PRC law, and typically the disposal of such jointly owned property by one owner without the consent of all other owners is prohibited. The land-use rights of the co-owned six buildings expire in 2055 and cover approximately 10,023 square meters. We also own land-use rights at two locations and seven buildings in Gaoan for office, workshops, warehouses, and raw material yards and staff quarters. The land-use rights for these two facilities expire in 2058 and cover an aggregate of approximately 244,324 square meters.

We currently lease 17 properties in Jinjiang, Fujian Province in the PRC for various uses including warehouses, office space, workshops, staff quarters and stock yards. The lease terms range from three to five years.

As of December 31, 2013 our Hengda production facility in Jinjiang City, Fujian Province in the PRC, had a total gross floor area of approximately 140,000 square meters and employed 1,233 production personnel and our Hengdali production facility in Gaoan, Jiangxi Province in the PRC, has a total gross floor area of approximately 244,324 square meters and employed 332 production personnel. The Hengda facility consists of nine production lines with an annual production capacity of 42 million square meters. The Hengdali facility consists of five production lines with an annual production capacity of 30 million square meters of ceramic tiles. Historically, we have not experienced any form of disruption in our production facility.

Combined, these facilities currently provide an aggregate annual maximum production capacity of approximately 72 million square meters. However, due to current economic conditions, we are currently utilizing production facilities capable of producing 35 million square meters. We currently have sixteen production lines (eight of which were utilized at the end of 2013), with each production line optimized to manufacture specific size ranges to maximize efficiency and output.

In 2013, we expended RMB 51.7 million ($8.5 million) for the acquisition of equipment at our Hengda and Hengdali facility to improve the production line, expended RMB 28.4 million ($4.7 million) to modify an existing production line at the Hengda facility to enable the manufacture of products that are in high demand, expended RMB 5.6 million ($0.9 million) for the acquisition of equipment at Hengda facility that replaced coal with gas as the source of Hengda’s power supply, and expended RMB 11.4 million ($1.9 million) for the interior build-out of the completed office building adjacent to the Hengdali facility.

During 2014, our Hengda facility was required by the local governmental entity to begin using natural gas to operate the facility, as opposed to coal. This mandated change in fuel source is part of a province-wide (and country-wide) effort to reduce pollution. This change resulted in our incurring a one-time charge of approximately RMB5.6 million ($0.9 million) in December 2013, and will increase our cost of goods produced at that facility because natural gas is a more expensive energy source than coal. There is no assurance that in the future our other production facilities will not be required to make similar modifications which could have similar adverse effects on our operations.

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

China Ceramics, through our operating subsidiaries, is a leading PRC-based manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles, sold under the “HD” or “Hengda”, “HDL” or “Hengdeli”, “TOERTO” and “WULIQIAO” brands are available in over two thousand styles, colors and size combinations. Currently, we have six principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, (v) ultra-thin tiles and (vi) polished glazed tiles. Porcelain tiles are our best-selling products, accounting for over 69.0% of our total revenue in 2013.

Combined, these facilities currently provide an aggregate annual maximum production capacity of approximately 72 million square meters. However, due to current economic conditions, we are currently utilizing production facilities capable of producing 35 million square meters. We currently have sixteen production lines (eight of which were utilized at the end of 2013), with each production line optimized to manufacture specific size ranges to maximize efficiency and output.

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of and for the years ended December 31, 2011, 2012 and 2013 and has been prepared based on the consolidated financial statements of China Ceramics Co., Ltd. and its subsidiaries. The consolidated financial statements of China Ceramics Co., Ltd. and its subsidiaries have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, or “IASB.” The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments that have been measured at fair value.

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

Results of Operations

The following table sets forth our financial results for the years ended December 31, 2011, 2012 and 2013.

	Year Ended December 31,
RMB(’000)	2011	2012	2013
Revenue	1,491,574	1,444,891	932,894
Cost of sales	(1,024,336)	(1,063,892)	(878,818)
Gross profit	467,238	380,999	54,076
Other income	5,422	378	4,002
Other expenses	(3,178)	(1,943)	(20,195)
Selling and distribution expenses	(11,832)	(11,378)	(9,814)
Administrative expenses	(46,079)	(29,974)	(27,565)
Finance costs	(11,067)	(9,319)	(4,201)
Profit/(loss) before taxation	400,504	328,763	(3,697)
Income tax (expense)/income	(106,065)	(84,932)	1,665
Profit/(loss) attributable to shareholders	294,439	243,831	(2,032)

Description of Selected Income Statement Items

Revenue. We generate revenue from the sales of ceramic tiles, including porcelain tiles, glazed porcelain tiles, glazed tiles, rustic tiles, ultra-thin tiles and polished glazed tiles, net of rebates and discounts. For the past three fiscal years, the second and third calendar quarters have been the peak season of the property developing industry, and, therefore, our quarterly sales are usually highest from May to September compared to the rest of the year. In addition, we have observed lower sales between the months of January to March. This is because property developing activities are low due to the effects of cold weather and the PRC Spring Festival. In 2013, we attribute our reduced sales volume to the continued challenging business conditions in China’s real estate sector, especially since the second half of 2012 resulting from the slowing economic expansion in the sector. Beginning in December 2012, we began reducing the selling price of our ceramic tile products to be competitive in the market and to maintain market share. We believe that the decrease in the pricing of our ceramic tile products is temporary because we believe that smaller competitors will not be able to survive the economic downturn and resulting downward pricing pressures, and we believe that product pricing will revert to normal levels once business conditions improve.

Cost of sales. Cost of sales consists of costs directly attributable to production, including the cost of clay, color materials, glaze materials, coal, salaries for staff engaged in production activity, electricity, depreciation, packing materials, and related expenses.

The most significant factors that directly or indirectly affect our cost of sales are as follows:

●	Availability and price of clay;

●	Availability and price of coal;

●	Availability and price of dyes; and

●	Price of energy.

Clay is a key material for making ceramic tiles, and accounted for approximately 24.4% of our cost of sales in 2013. Fujian and Jiangxi Provinces, where our production facilities are located, are the largest clay production areas in China and clay supply is stable and sufficient for our production and planned production.

Coal is another key material for making ceramic tiles on the natural gas conversion for the firing process. Coal accounted for approximately 15.8% of our cost of sales in the year ended December 31, 2013. We have long-term relationships with our coal suppliers. Prices of coal have experienced fluctuations in the past few years.

Dyes are another key material for making ceramic tiles, and accounted for approximately 25.4% of our cost of sales in the year ended December 31, 2013. A number of dyes are used in ceramic tiles, and the prices of different dyes have experienced fluctuations in the past few years.

Other income and other expenses. Other income consists of interest income, foreign exchange gain/loss, gain on derivative financial instruments. Other expenses primarily consist of the loss on disposal of equipment.

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

Income taxes. Our subsidiaries in the PRC are subject to the PRC Enterprise Income Tax Law, and the applicable income tax rate pursuant to such law in the years ended December 31, 2011, 2012 and 2013 is 25%.

Previously Disclosed Capital Asset Impairment

On May 1, 2014, we filed a Form 12b-25 with the SEC in which we announced that this Annual Report on Form 20-F would not be filed within the prescribed time period (the “Form 12b-25”). The Form 12b-25 disclosed that during the course of the preparation of our 2013 financial statements, we identified certain adjustments in the fourth quarter of 2013 in connection with a write down of assets resulting from unused capacity at our Hengdali facility. The estimate of the asset write-down for the fourth quarter of 2013 anticipated at the time and therefore disclosed in the Form 12b-25 was approximately $7.5 million. During the course of the 2013 audit by Crowe HK, it was observed that when performing the impairment analysis, we had improperly input certain data into its model which, in turn, resulted in an erroneous result. Once the errors were identified and corrected, there was no capital asset impairment, and, accordingly, this Annual Report does not reflect a write down of assets as anticipated at the time of the Form 12b-25.

Results of Operations

Year ended 2013 compared to the year ended 2012

Revenue. The following table sets forth the breakdown of revenue, by product categories, for fiscal years 2012 and 2013:

	December 31,
Revenue RMB (000)	2012	Percentage	2013	Percentage
Porcelain	784,383	54.29%	643,803	69.01%
Glazed Porcelain	57,359	3.97%	55,116	5.91%
Glazed	97,411	6.74%	44,841	4.81%
Rustic	374,276	25.90%	116,503	12.49%
Ultra-thin	45,794	3.17%	-	-
Polished Glazed	85,668	5.93%	72,631	7.78%
Total	1,444,891	100.00%	932,894	100.00%

Revenue decreased by RMB 512.0 million ($84.6 million), or 35.4%, to RMB 932.9 million ($154.1 million) in the year ended December 31, 2013, from RMB 1,444.9 million for the year ended December 31, 2012. The year-over-year decrease in revenue was primarily driven by a 24.8% decrease in the sales volume of ceramic tiles to 34.7 million square meters in the year ended December 31, 2013 from 46.2 million square meters in the year ended December 31, 2012. In addition, we began price reductions in December 2012 that resulted in a 14.1% decrease in our average selling price in 2013 as compared to 2012 (RMB 26.9 ($4.4) per square meter for the year end 2013 per square meter compared to RMB 31.3 per square meter for 2012). We attribute our reduced sales volume to the continued challenging business conditions in China’s real estate and construction sector. However, we believe that the decrease in the pricing of our ceramic tile products is temporary and that product pricing will revert to normal levels once business conditions improve. Because no distributors ordered ultra-thin tiles for 2013, we stopped production of ultra-thin tiles in 2013.

Porcelain tiles. Revenue from porcelain tiles decreased 17.9% from RMB 784.4 million for the year ended December 31, 2012 to RMB 643.8 million ($106.3 million) for the year ended December 31, 2013. The decrease was primarily attributable to a decrease in the sales volume and the average selling price. The average selling price decreased by 9.6% to RMB 24.4 ($4.0) per square meter for the year ended December 31, 2013 from an average selling price of RMB 27.0 per square meter for the year ended December 31, 2012, the sales volume decreased by 2.7 million square meters to approximately 26.4 million square meters for the year ended December 31, 2013 from 29.1 million square meters for the year ended December 31, 2012. The decrease in volume was caused by reducing market demand. Porcelain tiles for exterior walls are still our most popular product and have the largest market potential of all of our tiles. We expect porcelain tiles to continue to be our key product for the foreseeable future.

Glazed porcelain tiles. Revenue from glazed porcelain tiles decreased 4.0% from approximately RMB 57.4 million for the year ended December 31, 2012 to RMB 55.1 million ($9.1 million) for the year ended December 31, 2013. The decrease was mainly due to a decrease in average selling price. The average selling price decreased 4.1% to RMB 25.7 ($4.2) per square meter for the year ended December 31, 2013 from an average selling price of RMB 26.8 per square meter for the year ended December 31, 2012. Glazed porcelain tiles accounted for 5.9% of total sales for the year ended December 2013 compared to 4.0% for the year ended December 2012.

Glazed tiles. Revenue from glazed tiles decreased by 54.0% from RMB 97.4 million for the year ended December 31, 2012 to RMB 44.8 million ($7.4 million) for the year ended December 31, 2013. The decrease was mainly due to a decrease in sales volume. The sales volume decreased by 2.8 million square meters to approximately 2.1 million square meters for the year ended December 31, 2013 from 4.9 million square meters for the year ended December 31, 2012. Glazed tiles have a lower selling price than our other products. Glazed porcelain tiles accounted for 4.8% of total sales for the year ended December 2013 compared to 6.7% for the year ended December 2012.

Rustic tiles. Revenue from rustic tiles decreased 68.9% from RMB 374.3 million for the year ended December 31, 2012 to RMB 116.5 million ($19.2 million) for the year ended December 31, 2013 which was mainly due to a decrease of sales volume and average selling price. The sales volume decreased by 4.6 million square meters to approximately 2.7 million square meters for the year ended December 31, 2013 from 7.3 million square meters for the year ended December 31, 2012. The average selling price decreased 16.5% to RMB 42.5 ($7.0) per square meter for the year ended December 31, 2013 from an average selling price of RMB 50.9per square meter for the year ended December 31, 2012. Rustic tiles accounted for 12.5% of total sales for the year ended December 31, 2013 from 25.9% for the year ended December 31, 2012.We have been promoting rustic tiles since it was introduced in 2007 and believe that rustic tiles will become a larger portion of our product mix due to its variety of pattern and texture.

Ultra-thin tiles. Revenue from ultra-thin tiles decreased 100% from RMB 45.8 million ($7.3 million) for the year ended December 31, 2012 to nil for the year ended December 31, 2013 as no distributors ordered ultra-thin tiles for the year ended December 31, 2013.

Polished glazed tile. Revenue from polished glazed tiles decreased 15.3% from RMB 85.7 million for the year ended December 31, 2012 to RMB 72.6 million ($12.0 million) for the year ended December 31, 2013, mainly due to the decrease in average selling price. The average selling price decreased by 11.1% to RMB 55.5 ($9.2) per square meter for the year ended December 31, 2013 from an average selling price of RMB 62.4 per square meter for the year ended December 31, 2012. We introduced polished glazed tiles in March 2011 and began selling them in the second quarter of 2011. We believe that this product represents both a functional and cost-effective replacement for actual marble or stone materials used in a decorative fashion inside homes. The polished glazed tiles are of a larger size than our other tiles and we believe that demand for this series will increase in the future.

Cost of sales. The following table sets forth the breakdown of cost of sales, by product segment, for December 31, 2012 and 2013:

	December 31,
Cost of sales RMB (’000)	2012	Percentage	2013	Percentage
Porcelain	576,279	54.15%	598,771	68.13%
Glazed Porcelain	49,633	4.67%	55,787	6.34%
Glazed	94,641	8.90%	42,847	4.88%
Rustic	255,933	24.06%	110,442	12.57%
Ultra-thin	29,110	2.74%	-	-
Polished Glazed	58,296	5.48%	70,971	8.08%
Total	1,063,892	100.00%	878,818	100.00%

Cost of sales was RMB 878.8 million ($145.2 million) for the year ended December 31, 2013 compared to RMB 1,063.9 million for the year ended December 31, 2012, representing a decrease of RMB 185.1 million, or 17.4%. The decrease in cost of sales was primarily due to the decrease in sales volume.

Gross profit. The following table sets forth the breakdown of our gross profit and gross profit margin, by product segment, for December 31, 2012 and 2013:

	December 31,
	2012		2013
RMB (‘000)	Gross Profit	Profit Margin	Gross Profit	Profit Margin
Porcelain	208,104	26.53%	45,032	6.99%
Glazed Porcelain	7,726	13.47%	(671)	(1.22)%
Glazed	2,770	2.84%	1,994	4.45%
Rustic	118,343	31.62%	6,061	5.20%
Ultra-thin	16,684	36.43%	-	-
Polished Glazed	27,372	31.95	1,660	2,.29
All products	380,999	26.37%	54,076	5.80%

Our gross profit decreased 85.8% from RMB 381.0 million for the year ended December 31, 2012 to RMB 54.1 million ($8.9 million) for the year ended December 31, 2013. Our gross profit margin declined from 26.4% for the year ended December 31, 2012 to 5.8% for the year ended December 31, 2013. The year-over-year decrease in gross profit margin was primarily driven by a decrease in the selling price and an increase in material cost and labor cost. The decrease in gross profit in dollar terms was mainly driven by the decrease in sales volume and price since the fourth quarter of 2012.

Administrative expenses. Administrative expenses were RMB 27.6 million ($4.6 million) for the year ended December 31, 2013, compared to RMB 30.0 million for the year ended December 31, 2012, representing a decrease of RMB 2.4 million, or 8.0%. The year-over-year decrease in administrative expenses was primarily due to a reduction to RMB 2.1 million of non-cash share-based compensation expenses in 2013 related to the 2010 Incentive Compensation Plan, which is designed to retain directors and senior management. The comparable non-cash share-based expenses were RMB 5.7 million in the year ended December 31, 2012.

Finance costs. Finance costs decreased 54.8% from RMB 9.3 million for the year ended December 31, 2012 to RMB 4.2 million ($0.7 million) for the year ended December 31, 2013. The year-over-year decrease in finance costs resulted from the decrease in average debt outstanding in 2013. The average debt outstanding was RMB 79,826,000 and RMB 122,500,000 during the years ended December 31, 2013 and 2012, respectively.

Other expenses. Other expenses increased about10 times from RMB1.9 million for the year ended December 31, 2012 to RMB20.2 million ($3.3 million) for the s year ended December 31, 2013. The year-over-year increase was primarily caused by the loss on disposal of property, plant and equipment of RMB18.9 million ($3.1 million). The disposal of property, plant and equipment primarily related to the disposal of old equipment at our Hengda facility during 2013.

Profit/(loss) before taxation. We recorded a profit of RMB 328.8 million ($52.5 million) before taxation for the year ended December 31, 2012 and a loss of RMB 3.7 million ($0.6 million) before taxation for the year ended December 31, 2013. The loss in 2013 was mainly due to the lower gross profit.

Income taxes. We incurred an income tax credit of RMB 1.7 million ($0.3 million) for the year ended December 31, 2013 compared to an income tax expense of RMB 84.9 million for the year ended December 31, 2012, representing a decrease of RMB 86.6 million , due to lower profit before taxation in 2013. Our PRC statutory enterprise income tax rate was 25.0% for the years ended December 31, 2013 and 2012.

Profit/(loss) attributable to shareholders. We recorded a profit of RMB 243.8 million attributable to shareholders for the year ended December 31, 2012 and a loss of RMB 2.0 million ($0.3 million) attributable to shareholders for the year ended December 31, 2013. The year-over-year change from net profit to net loss was primarily driven by lower gross profit in 2013.

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

Revenue decreased RMB 46.7 million, or 3.1%, to RMB 1,444.9 million in the year ended December 31, 2012, from RMB 1,491.6 million for the year ended December 31, 2011, which is mainly due to the decrease of sales volume. The year-over-year decrease in revenue was primarily driven by an 11.5% decrease in the sales volume of ceramic tiles to 46.2 million square meters in the year ended December 31, 2012 from 52.2 million square meters in the year ended December 31, 2011. While we implemented price reductions beginning in December 2012, a change in the sales mix, with more sales coming from the higher-priced rustic and polished glazed series of ceramic tiles that are being produced in our Hengdali facility, resulted in a 9.4% increase in the average selling price to RMB 31.3 per square meter in 2012, as compared to RMB 28.6 per square meter in the comparable period of 2011. The increase in average selling prices partially offset the decrease in sales volume. The full year decrease in revenue also was mainly driven by the decrease in sales volume in fourth quarter of 2012, where we recorded revenue of RMB 245.3 million, down 39.3% from the fourth quarter of 2011. The year-over-year decrease in revenue was primarily driven by a 29.8% decrease in sales volume of ceramic tiles to 8.7 million square meters in the fourth quarter of 2012 from 12.4 million square meters in the fourth quarter of 2011.

Porcelain tiles. Revenue from porcelain tiles decreased 23.1% from RMB 1,019.7 million for the year ended December 31, 2011 to RMB 784.4 million for the year ended December 31,2012. The decrease was primarily due to the marked decrease in the sales volume from customers since the challenging market conditions in China’s real estate in 2012. The average selling price decreased by 0.4% to RMB 27.0 per square meter for the year ended December 31, 2012 from an average selling price of RMB 27.1 per square meter for the year ended December 31, 2011. The sales volume decreased by 8.5 million square meters to approximately 29.1 million square meters for the year ended December 31, 2012 from 37.6 million square meters for the year ended December 31, 2011. In 2012, we sold more rustic tiles and polished glazed tiles that are higher priced, and higher profit margin products. We found the economic climate in China to be softening and decided to introduce these new high margin products in order to maintain a reasonable profit margin. Porcelain tiles for exterior walls are still our most popular product and have the largest market potential of all of our tiles, although its sales volume decreased 22.6% in 2012 as compared to 2011. We expect porcelain tiles to continue to be our key product for the foreseeable future.

Glazed porcelain tiles. Revenue from glazed porcelain tiles decreased 13.0% from approximately RMB 66.0 million for the year ended December 31, 2011 to RMB 57.4 million for the year ended December 31, 2012 mainly due to a decrease in sales volume. The sales volume decreased 0.5 million square meters to approximately 2.1 million square meters for the year ended December 31, 2012 from 2.6 million square meters for the year ended December 31, 2011. Glazed porcelain tiles accounted for 4.0% of the total sales for the year ended December 2012 compared to 4.4% for the year ended December 2011.

Glazed tiles. Revenue from glazed tiles decreased 13.3% from RMB 112.3 million for the year ended December 31, 2011 to RMB 97.4 million for the year ended December 31, 2012 mainly due to the decrease in sales volume. Glazed tiles have a lower selling price than our other products. Glazed porcelain tiles accounted for 6.7% of total sales for the year ended December 2012 compared to 7.5% for the year ended December 2011.

Rustic tiles. Revenue from rustic tiles increased 79.3% from RMB 208.8 million for the year ended December 31, 2011 to RMB 374.3 million for the year ended December 31, 2012 which was mainly due to more sales coming from higher priced varieties produced from our new Hengdali facility. The sales of Rustic tiles in Hengdali was RMB 305.9 million in 2012, compared to RMB 125.6 million in 2011. Rustic tiles accounted for 25.9% of total sales for the year ended December 31, 2012 from 14.0% for the year ended December 31, 2011. We have been promoting the rustic tiles since it has been introduced from 2007 and also believe the rustic tile will become a larger portion of our product mix due to its variety of pattern and texture.

Ultra-thin tiles. Revenue from ultra-thin tiles decreased 19.8% from RMB 57.1 million for the year ended December 31, 2011 to RMB 45.8 million for the year ended December 31, 2012 mainly due to a decrease in sales volume. The sales volume decreased 0.4 million square meters to approximately 1.3 million square meters for the year ended December 31, 2012 from 1.7 million square meters for the year ended December 31, 2011. Ultra-thin tiles are a new product and were commercialized in June 2008. Ultra-thin tiles accounted for 3.2% of total sales for the year ended December 31, 2012 compared to 3.8% for the year ended December 31, 2011.

Polished glazed tile. Revenue from polished glazed tiles increased 209% from RMB 27.7 million for the year ended December 31, 2011 to RMB 85.7 million for the year ended December 31, 2012 mainly due to the increase in sales volume. The sales volume increased by 1.0 million square meters to approximately 1.4 million square meters for the year ended December 31, 2012 from 0.4 million square meters for the year ended December 31, 2011.We introduced polished glazed tiles in March 2011 and began selling them in the second quarter of 2011. We believe that this new product represents both a functional and cost-effective replacement for actual marble or stone materials used in a decorative fashion inside homes. The polished glazed tiles are larger sized tiles and we believe that demand for this new series will increase in the future.

Cost of sales. The following table sets forth the breakdown of cost of sales, by product segment, for year ended December,31, 2011 and 2012:

	December 31,
Cost of sales RMB (‘000)	2011	Percentage	2012	Percentage
Porcelain	687,152	67.08%	576,279	54.15%
Glazed Porcelain	57,132	5.58%	49,633	4.67%
Glazed	105,428	10.29%	94,641	8.90%
Rustic	127,608	12.46%	255,933	24.06%
Ultra-thin	30,830	3.01%	29,110	2.74%
Polished Glazed	16,186	1.58%	58,296	5.48%
Total	1,024,336	100.00%	1,063,892	100.00%

Cost of sales was RMB 1,063.9 million for the year ended December 31, 2012 compared to RMB 1,024.3 million for the year ended December 31, 2011, representing an increase of RMB 39.6 million, or 3.9%. The increase in cost of sales was primarily due to the increase in the price of raw materials. For example, the price of clay increased from approximately RMB 204.6 per ton in the year ended December 31, 2011 to approximately RMB 208.3 per ton in the year ended December 31, 2012, and the price of coal increased from approximately RMB 1,021.5 per ton in the year ended December 31, 2011 to approximately RMB 1,047.2 per ton in the year ended December 31, 2012.

Gross profit. The following table sets forth the breakdown of our gross profit and gross profit margin, by product segment, for the year ended December 31, 2011 and 2012:

	December 31,
	2011		2012
RMB(’000)	Gross Profit	Profit Margin	Gross Profit	Profit Margin
Porcelain	332,585	32.61%	208,104	26.53%
Glazed Porcelain	8,872	13.44%	7,726	13.47%
Glazed	6,834	6.09%	2,770	2.84%
Rustic	81,224	38.89%	118,343	31.62%
Ultra-thin	26,251	45.99%	16,684	36.43%
Polished Glazed	11,472	41.48%	27,372	31.95%
All products	467,238	31.33%	380,999	26.37%

Our gross profit decreased 18.5% from RMB 467.2 million for the year ended December 31, 2011 to RMB381.0 million for the year ended December 31, 2012. Our gross profit margin decreased 4.9% from 31.3% for the year ended December 31, 2011 to 26.4% for the year ended December 31, 2012. The year-over-year decrease in gross profit margin was primarily driven by a decrease in the selling price and an increase in material cost and labor cost. The decrease in gross profit in dollar term was mainly driven by the decrease in sales volume and price in the fourth quarter. Gross profit margin was 12.0% for the fourth quarter ended December 31, 2012 compared to 34.5% for the year ended December 31, 2011.

Administrative expenses. Administrative expenses were RMB 30.0 million for the year ended December 31, 2012, compared to RMB 46.1 million for the year ended December 31, 2011, representing a decrease of RMB 16.1 million, or 34.9%. The year-over-year decrease in administrative expenses was primarily due to a reduction to RMB 5.7 million of non-cash share-based compensation expenses in 2012 related to the 2010 Incentive Compensation Plan, which is designed to retain directors and senior management. The comparable non-cash share-based expenses were RMB 17.3 million in the year ended December 31, 2011. Furthermore, the year-over-year decrease resulted mainly from decreased training expenses and lawyer expenses of RMB 2.1 million in 2012.

Finance costs. Finance costs decreased 16.2% from RMB 11.1 million for the year ended December 31, 2011 to RMB 9.3 million for the year ended December 31, 2012. The year-over-year decrease in finance costs resulted from a decrease in average debt outstanding. The average debt outstanding was RMB 122,500,000 and RMB 141,000,000 during the years ended December 31, 2012 and 2011, respectively.

Profit before taxation. Profit before taxation decreased 17.9% from RMB 400.5 million for the year ended December 31, 2011 to RMB 328.8 million for the year ended December 31, 2012. The decrease of the profit before taxation was mainly due to the lower gross profit in 2012.

Income taxes. We incurred an income tax expense of RMB 84.9 million for the year ended December 31, 2012 compared to RMB 106.1 million for the year ended December 31, 2011, representing a decrease of RMB 21.2 million or 20.0%, due to lower profit before taxation. Our statutory PRC enterprise income tax rate was 25.0% for the years ended December 31, 2012 and 2011.

Profit attributable to shareholders. Profit attributable to shareholders decreased by 17.2% from RMB 294.4 million for the year ended December 31, 2011 to the RMB243.8 million for the year ended December 31, 2012. The year-over-year decrease in net profit was primarily driven by lower gross profit.

Liquidity and Capital Resources

The following table presents a summary of our cash flows and beginning and ending cash balances for the years ended December 31, 2011, 2012 and 2013:

	Year Ended December 31,
RMB(’000)	2011	2012	2013
Net cash generated from operating activities	124,227	191,201	52,115
Net cash used in investing activities	(433,339)	(18,871)	(128,664)
Net cash generated from/(used in) financing activities	88,000	(125,000)	15,990
Net cash flow	(221,112)	47,330	(60,559)
Cash and cash equivalents at beginning of year	263,495	42,149	89,448
Effect of foreign exchange rate differences	(234)	(31)	(41)
Cash and cash equivalents at end of year	42,149	89,448	28,848

We have historically financed our liquidity requirements mainly through operating cash flow, bank loans and issuance of new shares.

Cash flows from operating activities.

Our net cash generated from operating activities was RMB 52.1 million ($8.6 million) for the year ended December 31, 2013, a decrease of RMB 139.1 million, or 72.8%, from RMB 191.2 million net cash generated from operating activities for the year ended December 31, 2012. The year-over-year decrease was driven by the slowdown and decrease of revenue in 2013, resulting in a loss before taxation of RMB3.7 million in 2013 as compared to a profit before taxation of RMB328.8 million in 2012. Also, our trade receivables and inventory level increased in 2013. We had a cash outflow for trade receivables of RMB 35.1 million and cash outflow for inventory of RMB40.2 million in 2013. In 2012, we had a cash inflow for trade receivables of RMB 17.3 million and a cash outflow for inventory of RMB 3.1 million. The decrease in cash inflow in 2013 was offset by (i) an increase in trade payables (we had a cash inflow of trade payables of RMB 37.4 million in 2013 and a cash outflow of trade payables of RMB 137.6 million in 2012); and (ii) a reduced income tax obligation as a result of lower profit in 2013 (we paid income taxes of RMB6.2 million and RMB120.2 million in 2013 and 2012, respectively).

Our net cash generated from operating activities was RMB 191.2 million for the year ended December 31, 2012, an increase of RMB 67.0 million, or 53.9%, from RMB 124.2 million net cash generated from operating activities for the year ended December 31, 2011. The year-over-year increase was primarily driven by (i) the decrease in trade receivables in 2012 (we had cash inflow from trade receivables of RMB17.3 million in 2012 and cash outflow for trade receivables of RMB190.2 million in 2011); and (ii) the decrease in inventories in 2012 (we had cash outflow for inventories of RMB3.1 million and RMB114.6 million in 2012 and 2011, respectively). The increase in cash inflows in 2012 was offset by (i) the decrease in revenue, resulting in a lower profit before taxation of RMB328.8 million in 2012, as compared to RMB400.5 million in 2011; (ii) the decrease in trade payables caused by lower sales and purchases in the fourth quarter of 2012 (we had cash outflow for trade payables of RMB137.6 million in 2012 and a cash inflow of trade payables from RMB 74.3 million in 2011).

Inventory and Accounts Receivable.

Our inventory turnover rate decreased from 4.37 times in 2011 to 3.65 times for the year ended December 31, 2012 and decreased to 2.94 times for the year ended December 31, 2013. Based on our historical experience, except for the RMB 4.2 million and RMB 23.4 million ($3.9 million) of inventory that was impaired for the years ended December 31, 2012 and 2013, respectively, we believe that the value of our current inventories is realizable.

The average number of days in which we received payment on our trade receivables was 93 days in 2011, which increased to 117 days as of December 31, 2012 and increased further to 185 days as of December 31, 2013. The increase in the average number of days in which we receive payment is attributable n part to our extension of the time period for collection to address the funding pressures of some of our customers. We typically give the existing customers credit terms of approximately 90 days to 150 days. Based on our historical experience and current operation, we believe that all our trade receivables are collectable in full.

Cash flows from investing activities. Our cash flows used in investing activities were primarily payments related to the acquisition/disposal of property, plant and equipment and interest, and placement of restricted cash.

Net cash used in investing activities in the year ended December 31, 2013 was RMB 128.7 million ($21.3 million), compared to RMB 18.9 million of net cash used in investing activities in the year ended December 31, 2012. The increase was primary due to i) an increase in acquisition of property, plant and equipment, modification of an existing production line of Hengda, acquisition of equipment at Hengda facility that replaced coal with gas as the source of Hengda’s power supply and the completion and interior build-out of office; and (ii) an increase in restricted cash in relation to the Company’s bank borrowings and foreign currency transactions agreements.

Net cash used in investing activities in the year ended December 31, 2012 was RMB 18.9 million, compared to RMB 433.3 million of net cash used in investing activities in the year ended December 31, 2011. The decrease was primarily due to a decrease in acquisition of property, plant and equipment.

Cash flows from financing activities.

For the year ended December 31, 2013, net cash generated from financing activities was RMB 16.0 million ($2.6 million) due to t new bank borrowings, offset by the payment of dividends, as compared to net cash used in financing activities of RMB125.0 million ($19.9 million) for the year ended December 31, 2012.

Net cash used in financing activities was RMB 125.0 million due to the repayment of bank borrowings for the year ended December 31, 2012, as compared to RMB 88.0 million of cash generated from financing activities for the year ended December 31, 2011.

The major sources of our liquidity for fiscal year 2011, 2012 and 2013 were cash generated from operations and bank borrowings. The cash generated in 2013 was primarily due to the cash generated from operating activities of RMB 52.1 million ($8.6 million) and net new bank borrowing of RMB 40.0 million ($6.6 million), offset primarily by the cash payment of RMB 97.1 million ($16.0 million) for the acquisition of property, plant and equipment for the Hengdali facility and Hengda facility, increase in restricted cash of RMB37.4million ($6.2 million) and deposit to the stock transfer agent for dividend payment RMB11.8 million ($2.0 million) and payment RMB11.8 million ($2.0 million) for dividends. The cash generated in 2012 was primarily due to the cash generated from operating activities of RMB 191.2 million, offset primarily by the cash payment of RMB 19.5 million for the acquisition of property, plant and equipment for the replacement of old equipment at its Hengda facility and repayment of bank borrowing of RMB 125.0 million. The cash generated in 2011 was primarily due to the cash generated from operating activities of RMB 124.2 million and net new bank borrowing of RMB 88.0 million, offset primarily by the cash payment of RMB 441.6 million for the acquisition of property, plant and equipment for the construction and expansion of the Hengdali facility and Hengda facility.

Cash and bank balances were RMB 28.8 million ($ 4.8 million) as of December 31, 2013, as compared to RMB 89.4 million as of December 31, 2012, and RMB 42.1 million as of December 31, 2011.

As of December 31, 2013, our total outstanding bank loans amounted to RMB 99.7 million ($16.5 million) with interest rates in the range of 2.44% to 7.8% per annum and maturity dates in the range of June 13, 2014 to December 15, 2014.

Operating lease commitments totaled RMB 17.6 million ($2.9 million) as of December 31, 2013.

There were capital commitments that totaled RMB14.0 million ($2.3 million) as of December 31, 2013.

There were commitments for advertising expenditure that totaled RMB6.2 million ($1.0 million) as of December 31, 2013.

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

Inventory Management

Our inventory is comprised of raw materials, work in progress and finished goods. Raw materials are purchased from our suppliers located in Fujian, Guangdong and Jiangxi Provinces and comprise mainly of clay, coal, colorings, and glazing materials.

We have sufficient raw materials to support, on average, three weeks of production at any point in time. This helps to minimize any potential delays in our production process which may arise due to insufficient raw materials. Our production of ceramic tiles is based on customers’ orders. In doing so, we minimize storage space and maintain a relatively low inventory level of finished products. The increase in inventory turnover reflected the decrease in sales volume of ceramic titles, which resulted in slower movement of finished goods during year ended December 31, 2013. Our inventory turnover for the years ended 2011, 2012 and 2013 are as follows:

	FY2011	FY2012	FY2013
Inventories (RMB’000)	291,781	290,603	307,436
Inventory turnover (days)(1)	84	100	124

(1)	The average inventory turnover is computed based on the formula: (simple average opening and closing inventories balance in a financial year / cost of sales) × 365 days.

In December 2012, the Company launched a sales promotion which decreased some of the selling prices of the products, resulting in the carrying value of some of its inventory being higher than their net realizable value. Provision for the declines in the value of inventory as at December 31, 2012 and December 31, 2013 was RMB 4,237,000 and RMB 23,414,000 respectively and was charged to Cost of Sales. There was no inventory write-off or allowance for inventory obsolescence for the year ended December 31, 2011.

Credit Management

Credit terms to our customers

We typically extend credit terms of approximately 90 days to our customers. We will grant credit terms based on the reputation, creditworthiness, size of orders, payment records and number of years we have done business with the customer. We do not have a goods return policy. Considering the challenging market conditions in China’s real estate industry, we extended the collection period to 150 days to address funding pressures of some distributors since the year ended December 31, 2012. As at December 31, 2011, 2012 and 2013, trade receivables were neither past due nor impaired.

Personnel from our sales and marketing department typically conduct visits to new customers to evaluate their credit worthiness before entering into any arrangements with them. In addition, as Hengda was awarded the top 500 brand, we increased the deposit required from new distributors from RMB 0.4 million to RMB 1.0 million.

Our average trade receivables’ turnover days in the last three years ended December 31, 2013 were as follows:

	FY2011	FY2012	FY2013
Trade receivables (RMB’000)	473,209	455,885	490,989
Trade receivables turnover (days)(1)	93	117	185

(1)	The average trade receivables’ turnover is computed based on the formula: (simple average opening and closing trade receivables balance in a financial year/ revenue) × 365 days.

Credit terms from our suppliers

Our typical credit terms from our major suppliers are from 1 to 4 months after the raw materials have been delivered.

Our average trade payables’ turnover days in the last three years ended December 31, 2013 were as follows:

	FY2011	FY2012	FY2013
Trade payables (RMB’000)	252,682	115,123	152,572
Trade payables turnover (days)(1)	89	91	79

(1)	The average trade payables’ turnover is computed based on the formula: (simple average opening and closing trade balances in a financial year / purchase of raw materials) × 365 days.

Trade payables turnover was 79 days as of December 31, 2013 compared with 91 days as of December 31, 2012. The year-over-year decrease in trade payables turnover resulted from the lower average quarter-end trade balances in the trailing twelve months in 2013. The average turnover days were within the Company’s normal credit period.

Capital Expenditures

Our capital expenditures primarily consist of expenditures on property, plant and equipment.

Capital expenditures on property, plant and equipment were RMB 97.1 million ($16.0 million) for the year ended December 31, 2013 compared to RMB 19.5 million for the year ended December 31, 2012. In 2013, we expended RMB 51.7 million ($8.5 million) for the acquisition of equipment at our Hengda and Hengdali facilities to improve production lines, expended RMB 28.4 million ($4.7 million) to modify an existing production line at the Hengda facility to enable the manufacture of products that are in high demand, expended RMB 5.6 million ($0.9 million) for the acquisition of equipment at Hengda facility that replaced coal with gas as the source of Hengda’s power supply and expended RMB11.4 million ($1.9 million) for the interior build-out of the completed office building adjacent to the Hengdali facility.

Capital expenditures on property, plant and equipment was RMB 19.5 million for the year ended December 31, 2012, compared to RMB 441.6 million for the year ended December 31, 2011. In the year ended December 31, 2012, we invested RMB 19.5 million to replace old equipment at the Hengda facility.

Contractual Obligations

Our contractual obligations consist mainly of debt obligations, operating lease obligations and other purchase obligations and commitments, and will be paid off with our cash flow from operations. The following table sets forth a breakdown of our contractual obligations (including both interest and principal cash flows) as of December 31, 2013:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB’000)
Short-term debt obligations(1)	103,280	103,280	-	-	-
Operating purchase obligations(2)	17,612	11,552	6,060	-	-
Other obligations(3)	6,200	3,640	2,560	-	-
Total	127,092	118,472	8,620	-	-

(1)	Amounts represent principal and interest cash payments over the life of the bank loans, including anticipated interest payments that are not recorded in the financial statements as of December 31, 2013.

(2)	We lease plant buildings, production factories, warehouses and employees’ hostel from non-related parties under non-cancellable operating lease arrangements.

(3)	Includes advertising expenditure contracted but not provided for in the financial statements as of December 31, 2013

The following table sets forth further details regarding our loans outstanding as of December 31, 2013:

Short-term debt obligations:	Amount of loans RMB’000	Interest rates (p.a)
China Citic Bank	60,000	6.7650%-7.8000%
Taishin International Bank	39,652	2.4400%

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

Our research and development expenses were approximately RMB 1.30 million, RMB 1.2 million and RMB 1.1 million ($0.2 million), for fiscal years 2011, 2012 and 2013. From time to time, we may enter into collaboration with other research institutes to develop new products or improve our production process.

Backlog

We typically receive orders from customers two months in advance of production on a rolling basis. We enter into a dealership agreement with customers, and a sales or purchase contract each time a customer places an order. If a customer makes any changes to an order after we have used any raw materials in fulfilling the order, the customer bears the losses. Once we have delivered the products to the customer and the customer has examined and accepted the products, we provide no quality guarantees. We confirm amounts payable with each customer on a monthly basis. The products typically must be delivered to customers within 90 days of receipt of the sales order, and the customers typically must pay for the products within 90 to 150 days of delivery.

As of December 31, 2013, our backlog was RMB 136.6 million ($22.6 million) which represents approximately the next two months of revenue at the time, compared to a backlog of approximately RMB 96.2 million on December 31, 2012, a year-over-year increase of 42.0%.

Dividends

We paid a cash dividend of $0.10 per share on July 13, 2013 and January 14, 2014 to our shareholders, which totaled $4.1 million (equivalent to RMB 24.9 million gross, RMB23.66 million net of 5% PRC withholding tax). We recently declared a semi-annual cash dividend of $0.0125 (equivalent as RMB 0.08), per share. On July 14, 2014, we paid cash dividends of RMB1.5 million (equivalent to $0.2 million), net of 5% PRC withholding tax, with a record date of June 13, 2014. Another cash dividend will be payable on January 14, 2015, with a record date of December 12, 2014.

Off-Balance Sheet Arrangements

We do not have any outstanding off-balance arrangements and have not entered into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

Impact of Inflation

The general annual inflation rate in China was approximately 5.4% in 2011 and 2.6% in both 2012 and 2013, respectively, according to the National Bureau of Statistics. Our results of operations may be affected by inflation, particularly rising prices for energy, labor costs, raw materials and other operating costs. See “Item 3. Key Information — Risk Factors — Risks relating to our business — If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.”

Financial Risk Management

We are exposed to financial risks arising from our operations and the use of financial instruments. The key financial risks included credit risk, liquidity risk, interest rate risk, foreign currency risk and market price risk.

Apart from the foreign currency forward contracts that we have entered into during 2013, we do not hold or issue derivative financial instruments for trading purposes or to hedge against fluctuations, if any, in interest rates and foreign exchange rates.

Our exposure to these financial risks increased substantially during 2013 due to our execution of the foreign currency forward contracts. However, in July 2014 those contracts were assumed by an affiliate of our Chairman and we were released from the liabilities that we incurred under those contracts. We do not intend to enter into similar contracts in the future.

(i)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss us. Our exposure to credit risk arises primarily from bank balances and trade receivables. For trade receivables, we adopt the policy of dealing only with customers with appropriate credit history to mitigate credit risk. For other financial assets, we adopt the policy of dealing only with high credit quality counterparties.

As we do not hold any collateral, the maximum exposure to credit risk for each class of financial assets is the carrying amount of that class of financial assets presented on the consolidated statements of financial position.

Cash and bank balances

Our bank deposits are placed with reputable banks in the PRC, Hong Kong and the United States. The credit exposure of our cash and bank balances (including restricted cash) as of December 31, 2011, 2012 and 2013 were RMB 42,149,000, RMB 89,448,000 and RMB 66,207,000, respectively.

Trade receivables

Our objective is to seek continual growth while minimizing losses incurred due to increased credit risk exposure.

We have significant concentration of credit risk as our largest trade receivables represent approximately 3%, 13% and 8% of the trade receivable balance as of December 31, 2011, 2012 and 2013, respectively. Our five largest trade receivables represent approximately 13%, 23% and 21% of the trade receivable balance as of December 31, 2011, 2012 and 2013, respectively.

Our exposure to credit risks is influenced mainly by the individual characteristics of each customer. We typically give the existing customers credit terms of approximately 90 days to 150 days. In deciding whether credit shall be extended, we will take into consideration factors such as the relationship with the customer, its payment history and credit worthiness. In relation to new customers, the sales and marketing department will prepare credit proposals for approval by the Chief Executive Officer.

We perform ongoing credit evaluation of our customers’ financial condition and require no collateral from our customers. The provision for impairment loss for doubtful debts is based upon a review of the expected collectability of all trade and other receivables.

The credit exposure of our trade receivables as of December 31, 2011, 2012 and 2013 was RMB473,209,000, RMB455,885,000 and RMB490,989,000, respectively.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity risk may result from an inability to sell a financial asset quickly at close to its fair value.

Our exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. Our objective is to maintain a balance between continuity of funding and flexibility through the use of stand-by credit facilities.

The table below summarizes the maturity profile of the liabilities based on contractual undiscounted payments:

	As of December 31, 2013
	Within 1 year	More than 1 year but less than 3 years	Total
	RMB’000	RMB’000	RMB’000
Trade payables	152,572	-	152,572
Amounts owed to related parties	8,539	-	8,539
Interest-bearing bank borrowings (1)	103,280	-	103,280
Total	264,391	-	264,391
(1)	Includes contractual interest payments

We intend to ensure that there are adequate funds to meet all its obligations in a timely and cost-effective manner. We intend to maintain a sufficient level of cash and cash equivalents and have available an adequate amount of committed credit facilities from financial institutions to meet our liquidity requirements in the short and longer term.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of our financial instruments will fluctuate because of changes in market interest rates.

Our exposure to interest rate risk arises primarily from our interest-bearing bank deposits and borrowings. As of December 31, 2013, RMB10 million ($1.7 million) of our borrowings were on a fixed rate basis and RMB89.65 million ($14.8 million) were on a variable rate basis.

We are exposed to fair value interest rate risk in relation to our fixed-rate bank borrowings. Bank borrowings subject to fixed interest rates are contractually repriced at intervals of 12 months. We currently do not have an interest rate hedging policy. However, the management monitors interest rate exposure and will consider other necessary actions when significant interest rate exposure is anticipated.

We are also exposed to cash flow interest rate risk related to bank balances and cash held at financial institutions carried at prevailing market rate and variable-rate bank borrowings.

At December 31, 2013, if the average interest rate on our variable-rate bank borrowings had been 50 basis point higher/lower, loss before tax for the year ended December 31, 2013 would have been increased/decreased by RMB 448,000/RMB 448,000 (2012: decreased/increased profit before tax by approximately RMB 300,000 /RMB 300,000, 2011: decreased/increased profit before tax by approximately RMB 925,000 /RMB 925,000).

Foreign currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk arises when transactions are denominated in foreign currencies.

Our operations are primarily conducted in the PRC. All the sales and purchases transactions are denominated in RMB. As such, the operations are not exposed to exchange rate fluctuation.

As at December 31, 2011, 2012 and 2013, nearly all of our monetary assets and monetary liabilities were denominated in RMB except that as of December 31, 2013, certain bank balances, bank borrowings and other payables were denominated in US dollars.

During 2013, we entered into foreign currency forward contracts for investment purposes. The net fair value of foreign exchange forward contracts entered into by us at December 31, 2013 was RMB44,000 and have been recognized as derivative financial instruments.

At December 31, 2013, if the RMB had weakened/strengthened by 4 % against the US$ with all other variables held constant, the post-tax loss for the year would have been approximately RMB35,012,000 higher/lower, mainly as a result of fair value (including foreign exchange) losses/gains on these foreign currency forward contracts.

Critical Accounting Policies and Judgment

Our consolidated financial statements are prepared in accordance with IFRS including related interpretations as issued by the IASB, and have been consistently applied throughout the years ended December 31, 2011, 2012, and 2013. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates and judgments are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may materially differ from these estimates under different assumptions or conditions.

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

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

Financial instruments

Recognition, initial measurement and subsequent measurement

Financial assets and financial liabilities are recognized when we become a party to the contractual provisions of the financial instrument and are measured initially at fair value adjusted by transaction costs, except for those carried at fair value through profit or loss which are measured initially at fair value. Subsequent measurement of financial assets and financial liabilities are described below.

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

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue. After initial recognition, these are subsequently measured at amortized cost using the effective interest method, less provision for impairment. Discounting is omitted where the effect of discounting is immaterial. Our cash and trade receivables fall into this category of financial instruments.

Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received.

Financial assets at FVTPL

Financial assets at FVTPL include financial assets that are either classified as held for trading or that meet certain conditions and are designated at FVTPL upon initial recognition. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments, for which the hedge accounting requirements apply.

Assets in this category are measured at fair value with net changes in fair value presented in the statement of profit or loss. Transaction costs are expensed as incurred. The fair values of financial assets in this category are determined by reference to active market transactions or using a valuation technique where no active market exists..

HTM investments

HTM investments are non-derivative financial assets with fixed or determinable payments and fixed maturity other than loans and receivables. Investments are classified as HTM if we have the intention and ability to hold them until maturity.

HTM investments are measured subsequently at amortized cost using the effective interest method. We do not have any financial assets classified as HTM.

AFS financial assets

AFS financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets. We do not have any financial assets classified as AFS.

After initial measurement, AFS financial investments are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income and credited in the AFS reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in other operating income, or the investment is determined to be impaired. Interest is calculated using the effective interest method and dividends are recognized in profit or loss within finance income.

Impairment of financial assets

We assess, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred ‘loss event’), has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

If any such evidence exists, any impairment loss is determined and recognized as follows:

-	For trade and other current receivables and other financial assets carried at amortized cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate, where the effect of discounting is material. This assessment is made collectively where these financial assets share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.

-	For available-for-sale securities which are stated at fair value, when a decline in the fair value has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. The amount of the cumulative loss that is recognized in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that asset previously recognized in profit or loss.

Impairment losses recognized in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognized in other comprehensive income.

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognized in respect of trade debtors included within trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When we are satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

Classification and subsequent measurement of financial liabilities

Financial liabilities

Financial liabilities are classified as FVTPL, or other financial liabilities, as appropriate upon initial recognition. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

i             Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequent to the initial recognition, other financial liabilities are measured at amortized cost using the effective interest method. Our other financial liabilities include trade payables and accrued liabilities.

ii             Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments (including separated embedded derivatives) held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the consolidated statement of profit or loss. We do not have any financial liabilities classified as FVTPL.

Derivative financial instruments

Initial recognition and subsequent measurement

We use derivative financial instruments, such as forward currency contracts, for investment purposes. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss.

Leases

Financial leases refers to the situation that the economic ownership of a leased asset is transferred to the lessee if the lessee bears substantially all the risks and rewards of ownership of the leased asset.

All other leases are treated as operating leases. Where we have the right to use of assets held under operating leases, payments made under the leases are charged to profit or loss on a straight line basis over the lease terms except where an alternative basis is more representative of the time pattern of benefits to be derived from the leased assets. Lease incentives received are recognized in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

All of our leases are operating leases for the years ended December 31, 2013, 2012 and 2011.

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods, net of rebates and discounts. We paid rebates to some distributors on their annual cash collections in 2012 and 2011. Provided it is probable that the economic benefits will flow to us and the revenue and costs, if applicable, can be measured reliably, revenue is recognized as follows:

•	Sales of goods are recognized upon transfer of the significant risks and rewards of ownership to the customer. This is usually taken as the time when the goods are delivered and the customer has accepted the goods. Once goods are accepted by a customer, there is no continuing management involvement with the goods and we do not have the obligation to accept the return of the goods to us from the customer.

•	Interest income is recognized on a time-proportion basis using the effective interest method.

Impairment of non-financial assets

Impairment testing is made on our goodwill at each reporting date. Property, plant and equipment and land use rights are tested for impairment if there is any indication that the assets may be impaired at the balance sheet date.

If any indication exists, or when annual impairment testing for an asset is required, we estimate the asset’s recoverable amount.

Calculation of recoverable amount

An asset’s recoverable amount is the greater of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

Recognition of impairment losses

An impairment loss is recognized in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to that cash-generating unit (or group of units), and then, to reduce on a pro rata basis the carrying amount of the other assets in the unit (or group of units), except that the carrying amount of an asset will not be reduced below its individual fair value less costs of disposal (if measurable) or value in use (if determinable).

Reversal of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

Share-based employee remuneration

We operate equity-settled share-based remuneration plans for its employees. None of our plans feature any options for a cash settlement.

The fair value of share options granted to employees is recognized as an employee cost with a corresponding increase in the share-based payment reserve within equity. The fair value is measured at the grant date using the Black Scholes Option Pricing Model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options expected to vest is reviewed. Any resulting adjustment to the cumulative fair value recognized in prior years is charged/credited to the profit or loss for the year under review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the share-based payment reserve. On the vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the share-based payment reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of our shares. The equity amount is recognized in the share-based payment reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to retained earnings).

Accounting for income taxes

Income tax comprises current tax and deferred tax.

Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to items recognized in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognized in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

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

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures, except where we are able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax is calculated, without discounting, at tax rates that are expected to apply in the period the liability is settled or the asset realized, based on tax rate (and tax laws) that have been enacted or substantively enacted at the reporting date.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Additional income taxes that arise from the distribution of dividends are recognized when the liability to pay the related dividends is recognized.

Current tax assets and current tax liabilities are presented in net if we have the legally enforceable right to set off the recognized amounts and the following additional conditions are met:

a)	in the case of current tax assets and liabilities, we intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

b)	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

(i) the same taxable entity; or

(ii)	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend either to settle current tax liabilities and realize the current tax assets on a net basis, or to settle the liabilities and realize the assets simultaneously.

Critical accounting estimates and assumptions

We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The key sources of estimation uncertainty and key assumptions concerning the future at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Useful lives and impairment assessment of property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and identified impairment losses. The estimation of useful lives impacts the level of annual depreciation expenses recorded. Property, plant and equipment are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires management’s estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the relevant asset’s carrying amount is written down to the recoverable amount and the amount of the write-down is charged against profit or loss.

Impairment loss recognized in respect of property, plant and equipment

As of December 31, 2013, the carrying amount of property, plant and equipment was approximately RMB802,578,000 (2012: RMB795,983,000 ; 2011: RMB843,429,000). There was no impairment loss recognized for the years ended December 31, 2013, 2012 and 2011.Determining whether property, plant and equipment are impaired requires an estimation of the recoverable amount of the property, plant and equipment. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of land use rights

As of 31 December 2013, the carrying amount of land use rights was approximately RMB29,929,000 (2012: RMB30,598,000 ; 2011: RMB31,267,000). There was no impairment loss recognized for the years ended December 31, 2013, 2012 and 2011. Determining whether land use rights are impaired requires an estimation of the recoverable amount of the land use rights. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires us to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. We performed goodwill impairment test annually. No impairment loss was recognized for the year ended December 31, 2013, 2012 and 2011.

Income tax

We have exposure to income taxes in the PRC. Significant judgment is required in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. We recognize liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The carrying amounts of our income tax payable as of December 31, 2013, 2012 and 2011 were RMB 1,520,000, RMB 869,000 and RMB 35,090,000, respectively.

Impairment of trade receivables

We assess the collectability of trade receivables. This estimate is based on the credit history of our customers and the current market condition. We assess the collectability of trade receivables at the balance sheet date and make the provision, if any. The identification of doubtful debts requires the use of judgment and estimates. Judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness, past collection history of each customer and on-going dealings with them. Where the expectation is different from the original estimate, such difference will impact the carrying value of trade and other receivables and doubtful debts expenses in the period in which such estimate has been changed. The carrying amounts of our trade receivables as of December 31, 2013, 2012 and 2011 were RMB 490,989,000, RMB 455,885,000 and RMB 473,209,000, respectively. If the financial condition of a customer deteriorates, resulting in an impairment of their ability to make payments, we may be required to make provision for such impairment in our financial statements.

Net realizable value of inventories

Net realizable value of inventories is the management’s estimation of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of similar nature. It could change significantly as a result of various market factors. The carrying amounts of our inventories as of December 31, 2013, 2012 and 2011 were RMB 307,436,000, RMB 290,603,000, and RMB 291,781,000, respectively.

Shares-based payment transaction

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our current directors and executive officers are:

Name	Age	Position
Huang Jia Dong	56	Director and Chief Executive Officer
Hen Man Edmund	41	Chief Financial Officer
Cheng Yan Davis (1)(2)(3)	72	Director
Jianwei Liu (1)(2)(3)	42	Director
Shen Cheng Liang (2)(3)	58	Director
Su Wei Feng	33	Director and Corporate Secretary

(1)	Member of audit committee

(2)	Member of compensation committee

(3)	Member of nominations committee

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

Hen Man Edmund has served as our Chief Financial Officer since November 20, 2009. Mr. Hen joined Hengda in 2008 as the Chief Financial Officer. Mr. Hen is responsible for the corporate finance function and oversees matters relating to compliance and reporting obligation of our company. Prior to joining Hengda, Mr. Hen was a Financial Controller of a switchgear manufacturer in Sichuan PRC and was responsible for the corporate finance function of the company. Prior to that, Mr. Hen was the accountant of Dickson Concepts (International) Ltd., a public listed company in Hong Kong and oversaw the accounting and financial administration of the company. He also worked at a variety of international accountancy firms, including Deloitte Touche Tohmatsu, in assurance and advisory services during the period from 1995 to 2001. Mr. Hen graduated from the University of East Anglia, United Kingdom, with a Bachelor Degree in Science in 1995. He is a member of the Institute of Chartered Accountants in England and Wales and a member of the Hong Kong Institute of Certified Public Accountants.

Cheng Yan Davis has been our director since November 20, 2009 and was a board member of our predecessor, CHAC, since its inception. Since September 2010, Ms. Davis has acted as a special advisor to the President of the Teacher’s College of Columbia University. From 1993 until September 2010, Ms. Davis served as the Vice Dean of International Programs and Development at the University of Pennsylvania Graduate School of Education (GSE International). GSE International was established by Ms. Davis in 1993, and was the first international programs office among Ivy League graduate schools of education in the U.S. Since 1993, Ms. Davis has served as a Special Advisor to the President of the University of Pennsylvania on internationalization efforts. GSE International has developed many specialized training programs for groups ranging from government officials and university presidents to finance executives and corporate CEOs. Among these programs are training programs for Chief Executive Officers and leading executives in the Chinese securities and mutual fund industries, created in conjunction with the Wharton School. Over the past three years, the Penn-Securities Association of China Program and the Penn-China Mutual Fund CEO Leadership Program have trained over one hundred Chinese executives in the latest theories and practices of the U.S. finance sector. Since 1998, Ms. Davis has worked with Morgan Stanley on the International Conference on Higher Education Management in Shanghai, the establishment of the China Center, which focuses on management training for U.S.-China joint ventures, and the China Pension Program, which works with the state council of China in designing the architecture and training of a senior workforce in comprehensive pension management. Ms. Davis has also worked with CIGNA and Lucent Technologies on various professional education projects since 1997, designing a variety of training and professional development programs. Ms. Davis also serves as an advisor on quality workforce standards for the Shanghai Municipal Government and the Shanghai Foreign Trade Commission. Since 1997, Ms. Davis has been invited to the Shanghai’s Mayor’s International Advisory Council as a special observer and to offer suggestions on Shanghai human resource development and workforce training. Ms. Davis has also been invited to custom design new programs for China Telecom and China Industrial Commercial Bank. These programs were designed in preparation of China’s entry into the World Trade Organization. Ms. Davis initiated former President Jiang Zemin’s visit to the University of Pennsylvania in 1997. Ms. Davis is a board member of the New York Film Academy, Senior Advisor to Motorola and Oracle on international government relations, and Advisor Professor to East China Normal University. In addition, she has served as the Senior Observer for the Shanghai International Business Leaders Advisory Council for the past fifteen years. She has received numerous recognitions for her many contributions, including the first-ever PennGSE Alumni Pioneers Award. Ms. Davis has a degree in Russian and English from Sichuan Foreign Language University in China and an Ed D in Education from the Graduate School of Education at the University of Pennsylvania. We have chosen Ms. Davis to serve as director because of her history with the Company, as a founder of CHAC.

Jianwei Liu has been our director since January 7, 2014. Mr. Jianwei Liu has been a portfolio manager with China-based Bosera Asset Management Co., Ltd. since October 2004. Prior joining to Bosera, Mr. Liu worked at Shanghai AllBright Law Offices and ICBC (Industrial and Commercial Bank of China Ltd.) at their main headquarters beginning in July 1999. Mr. Liu worked with China Holdings Acquisition Corp. (“CHAC”), the Company’s predecessor, prior to its merger with the Company, and participated in the sourcing of targets for CHAC, the performance of due diligence on potential acquisitions and the structuring of the Company’s acquisition of its operating business in 2009. Mr. Liu resides in China and holds an MBA in finance from the Wharton School of the University of Pennsylvania, and an MA degree in English and BA degrees in English and Law from Beijing University.

Shen Cheng Liang has been our director since November 1, 2013. Mr. Shen Cheng Liang is a ceramics production expert with over 30 years of experience in the ceramics industry in China. Prior to his retirement from the industry in 2012, he was a senior production engineer and general manager at Fujian Yiyan Ceramics Ltd. where he worked from 1983 to 2012. Mr. Liang graduated with a Bachelor’s degree in material physics from Jingdezhen Ceramics College in 1983.

Su Wei Feng has been our director since April 1, 2010. Mr. Su joined us in March 2007. He currently acts as our general legal counsel and Secretary. Prior to working with us, Mr. Su worked as a lawyer at Fujian Minrong Law Firm from 2005 to 2007. He graduated from the School of Law of Xiamen University in 2004. We have chosen Mr. Su to serve as director because of his legal background.

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

Director Compensation

Starting April 1, 2010, our Board of Directors determined to provide its non-employee members annual compensation of $40,000, and Mr. William L. Stulginsky, as the Chairman of the Audit Committee, received $45,000. Mr. Stulginsky resigned from the Board of Directors in April 2014. Prior to April 1, 2010, there was no compensation provided to any of our directors.

The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2013 to each of our non-employee directors for such person’s service as an director (including contingent or deferred compensation accrued during 2013):

Name and Principal Position	Compensation RMB	Value of Options(1) RMB	Total RMB
Shen Cheng Liang	-	-	-
Cheng Yan Davis	242,148	-	242,148
William L. Stulginsky (resigned on April 27, 2014)	276,386	-	276,386
Paul K. Kelly (resigned on November 27, 2013)	222,951	-	222,951
Ding Wei Dong (resigned on November 1, 2013)	254,000	-	254,000

(1)	No options were granted to our directors in 2013.

Executive Officers

The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2013 to each of our officers for such person’s service as an officer (including contingent or deferred compensation accrued during 2013 but not including any amounts paid to such persons for their services as directors):

	Salary	Bonus	Value of Options(1)	Total
Name and Principal Position	RMB	RMB	RMB	RMB
Huang Jia Dong, Chief Executive Office	129,144	-	-	129,144
Su Pei Zhi, Sales Deputy General Manager	155,969	-	-	155,969
Hen Man Edmund, Chief Financial Officer	341,014	-	-	341,014
Su Wei Feng, Corporate Secretary	85,745	-	-	85,745

(1)	No options were granted to our executives in 2013.

Retirement Benefits

As of December 31, 2013, we have contributed to the government-mandated employee welfare and retirement benefit plan and provided pension, retirement or similar benefits to its employees. The PRC regulations require us to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. We have no further commitments beyond our monthly contribution.

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

•	The term of the employment agreements is three years (February 1, 2013 to January 31, 2016 for Huang Jia Dong and Su Wei Feng and August 1, 2012 to July 31, 2015 for Hen Man Edmund) and August 1, 2013 to January 31, 2014 for Su Pei Zhi.

•	Since August 1, 2013, Huang Jia Dong received compensation of RMB 12,000 per month; Su Pei Zhi received compensation of RMB 16,000 per month; Hen Man Edmund received compensation of RMB 38,000 per month; and Su Wei Feng received compensation of RMB 8,100 per month.

•	We may dismiss any of the above officers if any of the following events occurs with respect to the officer: (1) failure to show up for work, (2) failure to provide required documents, (3) falsification of documents, criminal record, etc., (4) serious violation of such officers’ labor rules and of regulations, (5) serious lapse of duties and responsibilities, (6) activities that violate regulations, resulting in loss of more than RMB 4,000, (7) operation of his own business during the term of his employment, (8) criminal prosecution and labor punishment, (9) request by the officer to resign, (10) causing us to sign or change any contract through fraud, coercion and other fraudulent means, or (11) other situations stipulated by law and statutes.

•	Each officer is subject to the non-compete provisions of the agreement for a period of three years following termination of the employment agreement and non-solicitation provisions of the agreement for a period of two years following termination of the employment agreement.

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

We have not entered into any service contracts with any of our officers, directors or employees that contain any provisions for benefits upon termination of employment.

China Ceramics Co., Ltd. 2010 Incentive Compensation Plan

On December 27, 2010, our shareholders approved the 2010 Incentive Plan. The purpose of the 2010 Incentive Plan is to assist us and our subsidiaries in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, and independent contractors by enabling such persons to acquire or increase a proprietary interest in us in order to strengthen the mutuality of interests between such persons and our shareholders, and providing such persons with annual and long-term performance incentives to expand their maximum efforts in the creation of shareholder value. Awards under the 2010 Incentive Plan will be limited in the aggregate to 1,200,000 shares. The 2010 Incentive Plan shall terminate at such time as no shares remain available for issuance under the 2010 Incentive Plan, when we have no further obligations with respect to outstanding awards under the 2010 Incentive Plan. As of December 31, 2013, 1,130,000stock options under the 2010 Incentive Plan have been granted.

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

Compensation Committee. The shareholders of the Company approved the 2010 Incentive Plan at the annual meeting held on December 27, 2010. In accordance with the 2010 Incentive Plan, the Board of Directors of the Company has appointed the Compensation Committee (the “Committee”) to administer the 2010 Incentive Plan. The Company granted an aggregate of 1,130,000 stock options to Huang Jia Dong, Su Pei Zhi, Su Wei Feng, Hen Man Edmund, Paul K. Kelly, Cheng Yan Davis, Ding Wei Dong and William L. Stulginsky, upon the approval by the Board of Directors on January 27, 2011, the grant date. The exercise price of the share options granted is $7.65 per share and the share options are valid for a period of 5 years from January 27, 2011 to January 27, 2015. One-fourth of options granted will vest in every year from the grant date. As at the grant date of January 27, 2011, the estimated total fair value of the options granted is $3,977,600.

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

Audit Committee. The audit committee consists of Jianwei Liu, Cheng Yan Davis and Shen Cheng Liang. Mr. Liu is the chair of the audit committee, and our board of directors believes that Mr. Liu qualifies as an “audit committee financial expert”, as such term is defined in the rules of the Securities and Exchange Commission.

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

A copy of the audit committee charter is available on our website at http://cceramics.com/Corporate-Governance.html.

Compensation Committee. Our compensation committee consists of Jianwei Liu, Shen Cheng Liang and Cheng Yan Davis. Shen Cheng Liang is the chair of our compensation committee. Jianwei Liu, Shen Cheng Liang and Cheng Yan Davis do not have any direct or indirect material relationship with us other than as a director.

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

A copy of the compensation committee charter is available on our website at http://cceramics.com/Corporate-Governance.html.

Governance and Nominating Committee. Our governance and nominating committee consists of Jianwei Liu, Shen Cheng Liang and Cheng Yan Davis. Shen Cheng Liang is the chair of our governance and nominating committee. Jianwei Liu, Shen Cheng Liang and Cheng Yan Davis do not have any direct or indirect material relationship with us other than as a director.

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

A copy of the governance and nominating committee charter is available on our website at http://cceramics.com/Corporate-Governance.html.

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

Director Independence

Our board of directors has determined that Messrs. Jianwei Liu, Shen Cheng Liang and Ms. Cheng Yan Davis qualify as independent directors under the rules of the Nasdaq Marketplace Rules because they are not currently employed by us, and do not fall into any of the enumerated categories of people who cannot be considered independent in the Nasdaq Marketplace Rules.

D.	Employees

The table below provides information as to the total number of employees at the end of the last three fiscal years. We reduced our employees in 2013 due to the reduction in the facilities that were being operated. We have no contracts or collective bargaining agreements with labor unions and have never experienced work stoppages due to labor dispute. We consider our relations with our employees to be good.

	2011	2012	2013
Number of Employees	2,491	2,297	1,710

E.	Share Ownership

See Item 7, below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth, as of June 30, 2014, certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

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

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 20,417,945 shares issued and outstanding as of June 30, 2014.

Name(1)	Number of Shares Beneficially Owned		Percentage of Ownership
Shen Cheng Liang	0		0
Cheng Yan Davis(4)	109,750	(3)	*
Huang Jia Dong	8,345,308	(4)	40.28%
Jianwei Liu	0		0
Su Wei Feng	200,000	(5)	*
Hen Man Edmund	358,000	(6)	1.72%
All directors and executive officers as a group (8 individuals)	9,013,058		42.30%
Sound Treasure Limited	5,212,905	(7)	25.53%
Clear Harbor Asset Management, LLC	1,613,557	(8)	7.90%
James D. Dunning, Jr.	1,101,251	(9)	5.39%
Alan G. Hassenfeld	1,101,251	(9)	5.39%
Gregory E. Smith	1,101,251	(9)	5.39%
Prescott Group Capital Management, L.L.C.	1,322,395	(10)	6.48%
Prescott Group Aggressive Small Cap, L.P.	1,322,395	(10)	6.48%
Prescott Group Aggressive Small Cap II, L.P.	1,322,395	(10)	6.48%
Phil Frohlich	1,322,395	(10)	6.48%

*	Less than 1%

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Jinjiang Hengda Ceramics Co., Ltd.; Junbing Industrial Zone; Anhai, Jinjiang City; Fujian Province, PRC.

(2)	Cheng Yan Davis’s address is 160 Riverside Blvd, New York NY.

(3)	Includes 40,000 shares underlying options. The options are currently exercisable for $7.65 per ordinary share and expire on January 27, 2016.

(4)	Includes (i) an aggregate of 2,682,403 ordinary shares owned by Mr. Huang’s spouse and children for which Mr. Huang may be deemed to be the beneficial owner but for which Mr. Huang disclaims any beneficial ownership, (ii) 5,212,905 shares owned by Sound Treasure Limited, an entity of which Mr. Huang is the sole director and shareholder, and (iii) 300,000 shares underlying options that are currently exercisable for $7.65 per ordinary share and expire on January 27, 2016.

(5)	Consists of 200,000 shares underlying options. The options are currently exercisable for $7.65 per ordinary share and expire on January 27, 2016.

(6)	Includes 350,000 shares underlying options. The options are currently exercisable for $7.65 per ordinary share and expire on January 27, 2016.

(7)	Huang Jia Dong is the sole director and shareholder of Sound Treasure Limited.

(8)	Based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2014. The principal business address of Clean Harbor Asset Management, LLC is 420 Lexington Avenue, Suite 2006; New York, NY 10170.

(9)	Based on a Schedule 13D/A filed with the Securities and Exchange Commission on October 28, 2011 filed by James D. Dunning, Alan G. Hassenfeld, and Gregory E. Smith, who are parties to a voting agreement dated November 20, 2009. Consists of 663,693 shares owned by Mr. Dunning, 348,656 shares owned by Mr. Hassenfeld, and 88,902 shares owned by Mr. Smith. The business address of Mr. Dunning is 2 Sutton Place South, Apt. 17D, New York, NY 10022. The business address of Mr. Hassenfeld is c/o Hassenfeld Family Initiatives; The Owen Building; 101 Dyer Street, Suite 401; Providence, RI 02903. The business address of Mr. Smith is 1401 NE 70th Street; Oklahoma City, OK 73111

(10)	Based on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2014 filed Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership (“Prescott Small Cap II” and, together with Prescott Small Cap, the “Small Cap Funds”), and Mr. Phil Frohlich, the principal of Prescott Capital. The Small Cap Funds and Mr. Phil Frohlich are the beneficial owners of 1,322,395 Shares. The business address of each of the beneficial owners is 1924 South Utica, Suite 1120 Tulsa, Oklahoma 74104-6529.

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

Related Party Transactions of China Ceramics and Operating Predecessor

Mr. Huang Jia Dong, the founder and Chairman of Hengda and our Chief Executive Officer and one of our directors, and a holder of approximately 40.3% of our shares as of June 30, 2014, and Mr. Wong Kung Tok, formerly one of our significant shareholders, provide working capital loans to us from time to time during the normal course of our business. These loans amounted to RMB 1,327,000, RMB 4,796,000, and RMB 8,539,000 ($1,411,000) in 2011, 2012, and 2013, respectively. These loans are interest free, unsecured and repayable on demand. Mr. Huang and Mr. Wong are brothers-in-law. In July 2014, an entity affiliated with Mr. Huang assumed RMB20.7 million in loans due from us to Mr. Wong and then forgave those loans. (See below).

Pursuant to an administrative services agreement dated as of December 1, 2009 between us and Stuart Management Co., an affiliate of Paul K. Kelly, an ex-director, we pay US$7,000 (equivalent to RMB44,000) a month plus out-of-pocket expenses to Stuart Management Co. for administrative services. The initial one-year term began on December 1, 2009, and the agreement automatically renews for successive one-year terms unless either party notifies the other of its intent not to renew. During the term of the agreement, Stuart Management Co. will provide us with general administrative services, including acting as the Company’s administrative agent in the United States and the British Virgin Islands, and allow the Company to utilize certain of its office space for meetings. The agreement was renewed to reduce the amount to US$4,900 (equivalent to RMB31,000) a month in December 2013.

Mr. Huang Jia Dong and Su Pei Zhi, a sales deputy general manager whose wife is Mr. Huang’s second cousin, provide guarantees to us for certain bank loans. The guarantees amounted to RMB 180,000,000, RMB 180,000,000 and RMB 102,800,000 ($16,981,000) as of December 31, 2011, 2012 and 2013, respectively.

Other Related Party Transactions

During 2013 we entered into certain foreign currency transaction agreements with an unaffiliated financial institution related to the fluctuation in value of the Renminbi against the U.S. dollar. The Company recorded fair value gains on these agreements totaling RMB3,346,000 for the year ended December 31, 2013. However, in 2014, as the Renminbi depreciated against the U.S. dollar, we incurred realized and unrealized losses totaling RMB70, 312,000 ($11,615,000) for the six months ended June 30, 2014 in connection with these agreements.

In June 2014, we, our Chief Executive Officer and the Audit Committee set out to attempt to terminate the foreign currency transaction agreements; and to reach a resolution that would preclude the depletion of our liquid assets by virtue of our having entered into the foreign currency transaction agreements. Ultimately our Chief Executive Officer agreed to cause an entity controlled by him to assume those agreements. On July 31, 2014, Sound Treasure Limited, our largest shareholder and an affiliate of our Chief Executive Officer, executed an agreement (the “Novation”) with us and the financial institution that originated the foreign currency transaction agreements pursuant to which Sound Treasure Limited assumed the foreign currency transaction agreements and all assets (mainly deposits placed with the financial institution) and all existing and future liabilities arising under these agreements, and we were released from the liabilities arising under the foreign currency transaction agreements. As a result, we will not be required to fund any losses related to these agreements, and will neither suffer any future liabilities arising under those agreements nor enjoy any benefits arising under those agreements.

At the time that each of the foreign currency transaction agreements was established with the financial institution, we were required to deposit monies with the financial institution that was the counterparty to the agreements. RMB6.7 million of a total of RMB15.1 million in deposits that we made were funded on our behalf by Wong Kung Tok (who is the brother-in-law of our Chief Executive Officer), and were included in a total of RMB40.2 million in loans owing by us to Wong Kung Tok as of July 9, 2014. In connection with the Novation discussed above, our Chief Executive Officer, Sound Treasure Limited and Wong Kung Tok executed an agreement with the Company on July 31, 2014 (the “Offset Agreement”) pursuant to which loans totaling RMB20.7 million owed by us to Wong Kung Tok were transferred to Sound Treasure Limited and then were forgiven by Sound Treasure Limited, and in return the Company agreed to forego any claim to RMB15.1 million in Deposits under the foreign currency transaction agreements which were transferred to Sound Treasure Limited pursuant to the Novation.

Except as disclosed above, neither our Chief Executive Officer nor any affiliate of our Chief Executive Officer received any remuneration for agreeing to assume the foreign currency transaction agreements.

The Novation and the Offset Agreement became effective on July 31, 2014. The exact financial impact of these agreements will be determined as of their effective date, and following receipt by us of the July 2014 account statements from the financial institution. The latest statements that the Company received were June 2014 statements. Assuming that the Novation and the Offset Agreement took effect on July 1, 2014 and based on the statements on June 30, 2014, the financial impact of the Novation and Offset Agreements would be as follows: Sound Treasure Limited would release us from liabilities of RMB67.1 million related to unpaid liabilities (fair value) arising under the foreign currency transaction agreements and the loans of RMB20.7 million, and we would transfer ownership of RMB15.1 million in Deposits held at the financial institution to Sound Treasure Limited. As a result of the Novation and the Offset Agreement (and assuming both of those agreements took effect on July 1, 2014), approximately RMB87.8 million in liabilities and RMB15.1 million in assets on our books would be extinguished in the third quarter of 2014 and Additional Paid-In Capital would be increased by approximately RMB72.7 million.

C.	Interests of Experts and Counsel

Not required.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See Item 18. for our audited consolidated financial statements.

Legal Proceedings

China Ceramics and certain of its current and former officers and directors are defendants in class action cases pending in the United States District Court for the Southern District of New York.

On June 6, 2014, Robert Pollock brought an action styled No. 14-CV-04100, Robert Pollock, et al., v. China Ceramics Co., Ltd., Huang Jia Dong, Su Pei Zhi, Hen Man Edmund, Ding Wei Dong, Paul K. Kelly, Cheng Yan Davis, William L. Stulginsky, Su Wei Feng, Shen Cheng Liang and Jianwei Liu, in the United States District Court for the Southern District of New York. In this action, the plaintiff purports to bring a federal securities fraud class action on behalf of purchasers of the publicly traded securities of China Ceramics between March 30, 2012 and May 1, 2014. The action asserts that the defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 by making certain false and misleading statements and omissions to the investing public regarding the Company’s business operations, management, and future prospects. The complaint also alleges liability against the individual defendants under Section 20(a) of the Exchange Act.

On June 16, 2014, Roger Artinoff brought an action styled 14-CV-04312, Roger Artinoff, et al., v. China Ceramics Co., Ltd., et al., in the United States District Court for the Southern District of New York. On July 2, 2014, Richard Finlayson brought an action styled 14-CV-04997, Richard Finlayson, et al., v. China Ceramics Co., Ltd., et al., in the United States District Court for the Southern District of New York. These actions make allegations against the defendants substantially similar to those made in the Pollack action.

We plan to defend ourselves vigorously in these lawsuits; however, failure by us to obtain a favorable resolution of the claims set forth in the complaint could have a material adverse effect on our business, results of operations and financial condition. Moreover, certain of our officers and directors have been named as defendants in these lawsuits and we are obliged to indemnify them and advance costs to them for their defense. Currently, the amount of such material adverse effect cannot be reasonably estimated, and no provision or liability has been recorded for these claims. The costs associated with defending and resolving the lawsuit and ultimate outcome cannot be predicted. These matters are subject to inherent uncertainties and the actual cost, as well as the distraction from the conduct of our business, will depend upon many unknown factors and management’s view of these may change in the future.

Dividend Policy

Our Board of Directors has discretion to pay dividends. The form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant. Although we have paid dividends in the past, there is no assurance that we will continue to pay dividends in the future.

On February 25, 2014, we announced two semi-annual cash dividends of $0.0125 per share. The first dividend was paid on July 14, 2014 and the second will be payable on January 14, 2015, with record dates of June 13, 2014 and December 12, 2014, respectively.

We are a holding company incorporated in the British Virgin Islands. We rely on dividends paid by our Hong Kong and Chinese subsidiaries for our cash needs. The payment of dividends by entities organized in China is subject to limitations. If the Boards of our Chinese subsidiaries decide to pay dividends in the future, these restrictions may impede our ability to pay dividends and/or the amount of dividends we could pay. In addition, if our Chinese subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

B.	Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The following tables set forth, for the calendar quarters indicated and through June 30, 2014, the quarterly high and low sale prices for our shares, as reported on NASDAQ Stock Market, the OTC Bulletin Board or the NYSE Amex, as applicable. The OTC Bulletin Board market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions. On May 1, 2014, the Nasdaq Stock Market (“Nasdaq”) halted trading in our ordinary shares and notified us of our non-compliance with the Nasdaq Marketplace continued listing requirements, as further described below.

	Shares
	High	Low
Annual Highs and Lows
2009	10.01	7.00
2010	10.10	5.05
2011	8.48	2.45
2012	4.25	1.50
2013	4.06	1.98
Quarterly Highs and Lows
2012
First Quarter	4.25	2.84
Second Quarter	3.99	2.55
Third Quarter	3.09	1.77
Fourth Quarter	2.54	1.50
2013
First Quarter	3.44	2.05
Second Quarter	2.53	1.98
Third Quarter	3.34	1.98
Fourth Quarter	4.06	2.08
2014
First Quarter	2.41	1.35
Second Quarter	1.69	1.35
Monthly Highs and Lows
January 2014	2.41	2.14
February 2014	2.21	1.73
March 2014	1.89	1.35
April 2014	1.69	1.35
May 2014*	—	—
June 2014*	—	—

*Trading on the Nasdaq Stock Market was halted at the open of trading on May 1, 2014 and remains halted as of the date of this Annual Report.

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

On May 1, 2014, the Nasdaq Stock Market (“Nasdaq”) halted trading in our ordinary shares and notified us of our non-compliance with the Nasdaq Marketplace continued listing requirements. We had previously notified Nasdaq (i) of our inability to timely file this Annual Report on Form 20-F, and (ii) of our termination of Grant Thornton Shanghai PRC (“GT”) as our principal independent registered public accountants on April 30, 2014.

Following the trading halt on May 1, 2014, we received a letter from Nasdaq informing us that we no longer complied with the Nasdaq requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1), which requires the timely filing of periodic reports. The non-compliance cited was the result of our failure to timely file this Annual Report on Form 20-F for the year ended December 31, 2013. The letter stated that the Nasdaq Staff pursuant to Nasdaq Listing Rule 5101 was affording us the opportunity to submit a plan prior to June 2, 2014 that addressed the details of our plan to regain compliance with the Nasdaq Marketplace Rules. The letter recited that the Nasdaq Marketplace Rules provide that the Staff can grant us an extension of up to 180 calendar days from the filing's due date to regain compliance if Nasdaq accepts our plan of compliance.

We submitted our plan of compliance on June 2, 2014. The plan anticipated that we would regain compliance with our public reporting obligations by August 15, 2014. On June 11, 2014, we received a notification from the Nasdaq Staff stating that, having reviewed our plan of compliance, the Staff determined to grant a listing exception to enable us to regain compliance with the Nasdaq Rules. Specifically, the Staff noted that in order to comply with the terms of the exception, we must, on or before August 15, 2014, file our Form 20-F for the period ended December 31, 2013.

We believe that with the filing of this Form 20-F prior to the August 15, 2014 deadline we have satisfied the terms of the plan of compliance we submitted to Nasdaq, and that we are in compliance with the Nasdaq Marketplace Rules. There can be no assurance that Nasdaq will agree, that Nasdaq will not take action to delist our ordinary shares or that trading on Nasdaq will recommence.

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

Pursuant to an administrative services agreement dated as of December 1, 2009 between us and Stuart Management Co., an affiliate of Paul K. Kelly, former Chairman of the board of directors, China Ceramics paid $7,000 a month plus out-of-pocket expenses to Stuart Management Co. for administrative services. From December 1, 2013, China Ceramics began paying $4,900 a month plus out-of-pocket expenses to Stuart Management Co. for administrative services. The agreement is for a term of one year and shall automatically renew for successive one-year terms unless either party notifies the other of its intent not to renew.

During 2013, we entered into certain foreign currency transaction agreements with an unaffiliated financial institution related to the fluctuation in value of the Renminbi against the U.S. dollar. We recorded fair value gains on these agreements totaling RMB3,346,000 for the year ended December 31, 2013. However, in 2014, as the Renminbi depreciated against the U.S. dollar, we incurred realized and unrealized losses totaling RMB70,312,000 ($11,615,000) for the six months ended June 30, 2014 in connection with these agreements. On July 31, 2014, Sound Treasure Limited, our largest shareholder and an affiliate of our Chief Executive Officer, executed an agreement (the “Novation”) with us and the financial institution that originated the foreign currency transaction agreements pursuant to which Sound Treasure Limited assumed these agreements and all assets (mainly deposits placed with the financial institution) and all existing and future liabilities arising under these agreements, and we were released from the liabilities arising under the foreign currency transaction agreements. As a result, we will not be required to fund any losses related to these agreements, and will neither suffer any future liabilities arising under those agreements nor enjoy any benefits arising under those agreements.

At the time that each of the foreign currency transaction agreements was established with the financial institution, we were required to deposit monies (the “Deposits”) with the financial institution that was the counterparty to the agreements. RMB6.7 million of a total of RMB15.1 million in deposits that we made were funded on our behalf by Wong Kung Tok (who is the brother-in-law of our Chief Executive Officer), and were included in a total of RMB40.2 million in loans owing by us to Wong Kung Tok as of July 9, 2014. In connection with the Novation discussed above, our Chief Executive Officer, Sound Treasure Limited and Wong Kung Tok executed an agreement with the Company on July 31, 2014 (the “Offset Agreement”) pursuant to which loans totaling RMB20.7 million owed by us to Wong Kung Tok were transferred to Sound Treasure Limited and then were forgiven by Sound Treasure Limited, and in return the Company agreed to forego any claim to RMB15.1 million in Deposits under the foreign currency transaction agreements which were transferred to Sound Treasure Limited pursuant to the Novation.

The Novation and the Offset Agreement became effective on July 31, 2014.

Except for the above, we did not enter into any other material contracts during fiscal years 2012 or 2013.

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

With respect to non-corporate U.S. Holders, such dividends may be subject to U.S. federal income tax at the lower applicable regular long-term capital gains tax rate (see “—Taxation on the Disposition of Securities” below) provided that (1) the shares of China Ceramics are readily tradable on an established securities market in the United States or, in the event China Ceramics is deemed to be a Chinese “resident enterprise” under the EIT Law, China Ceramics is eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the “U.S.-PRC Tax Treaty,” (2) China Ceramics is not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Global Market. Although China Ceramics’ shares are currently listed on the NASDAQ Global Market, it cannot guarantee that its shares will continue to be listed or will be traded on the NASDAQ Global Market. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to the shares of China Ceramics.

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

Although a determination as to China Ceramics’ PFIC status will be made annually, an initial determination that it is a PFIC generally will apply for subsequent years to a U.S. Holder who held shares of China Ceramics while it was a PFIC, whether or not it met the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for China Ceramics’ first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) shares in China Ceramics, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year of China Ceramics that ends within or with a taxable year of the U.S. Holder and in which China Ceramics is not a PFIC. On the other hand, if the QEF election is not effective for each of the taxable years of China Ceramics in which China Ceramics is a PFIC and during which the U.S. Holder holds (or is deemed to hold) shares in China Ceramics, the PFIC rules discussed above will continue to apply to such shares unless the holder files on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold its shares for their fair market value on the “qualification” date. The qualification date is the first day of China Ceramics’ tax year in which it qualifies as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its shares by the amount of the gain recognized and will also have a new holding period in the shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) shares in China Ceramics and for which China Ceramics is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its shares. Instead, in general, the U.S. Holder will include as ordinary income for each year that China Ceramics is treated as a PFIC the excess, if any, of the fair market value of its shares at the end of its taxable year over the adjusted tax basis in its shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its shares over the fair market value of its shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NASDAQ Global Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although China Ceramics’ shares are currently listed on the NASDAQ Global Market, it cannot guarantee that its shares will continue to be listed or will be traded on the NASDAQ Global Market. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to the shares of China Ceramics under their particular circumstances.

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

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on the securities of China Ceramics within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of securities of China Ceramics by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its securities and adjustments to that tax basis and whether any gain or loss with respect to such securities is long-term or short-term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in our securities.

Moreover, backup withholding of U.S. federal income tax at a rate of 28% generally will apply to dividends paid on the securities of China Ceramics to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of securities of China Ceramics by a U.S. Holder (other than an exempt recipient), in each case who (a) fails to provide an accurate taxpayer identification number; (b) is notified by the IRS that backup withholding is required; or (c) in certain circumstances, fails to comply with applicable certification requirements.

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

In addition, we file annual reports and other information with the Securities and Exchange Commission. We file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be accessed at http://www.sec.gov.

I.	Subsidiary Information

Not required.

ITEM 11.             QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. As of December 31, 2013, our total outstanding loans for the continuing operations amounted to RMB 99.7 million ($16.5 million) with interest rates in the range of 2.13000% to 7.8000% per annum. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates.

Foreign Currency Risk

During 2013 we entered into certain foreign currency transaction agreements with an unaffiliated financial institution related to the fluctuation in value of the Renminbi against the U.S. dollar, for investment and not hedging purposes. The Company recorded fair value gains on these agreements totaling RMB3,346,000 for the year ended December 31, 2013. However, in 2014, as the Renminbi depreciated against the U.S. dollar, we incurred realized and unrealized losses totaling RMB70,312,000 ($11,615,000) for the six months ended June 30, 2014 in connection with these agreements. We do not intend to enter into similar investment transactions in the future.

In June 2014, we, our Chief Executive Officer and the Audit Committee set out to attempt to terminate the foreign currency transaction agreements; and to reach a resolution that would preclude the depletion of our liquid assets by virtue of its having entered into the foreign currency transaction agreements. Ultimately our Chief Executive Officer agreed to cause an entity controlled by him to assume those agreements. On July 31, 2014, Sound Treasure Limited, our largest shareholder and an affiliate of our Chief Executive Officer, executed an agreement (the “Novation”) with us and the financial institution that originated the foreign currency transaction agreements pursuant to which Sound Treasure Limited assumed these agreements and all assets (mainly deposits placed with the financial institution) and all existing and future liabilities arising under these agreements, and we were released from the liabilities arising under the foreign currency transaction agreements. As a result, we will not be required to fund any losses related to these agreements, and will neither suffer any future liabilities arising under those agreements nor enjoy any benefits arising under those agreements.

At the time that each of the foreign currency transaction agreements was established with the financial institution, we were required to deposit monies (the “Deposits”) with the financial institution that was the counterparty to the agreements. RMB6.7 million of a total of RMB15.1 million in deposits that we made were funded on our behalf by Wong Kung Tok (who is the brother-in-law of our Chief Executive Officer), and were included in a total of RMB40.2 million in loans owing by us to Wong Kung Tok as of July 9, 2014. In connection with the Novation discussed above, our Chief Executive Officer, Sound Treasure Limited and Wong Kung Tok executed an agreement with the Company on July 31, 2014 (the “Offset Agreement”) pursuant to which loans totaling RMB20.7 million owed by us to Wong Kung Tok were transferred to Sound Treasure Limited and then were forgiven by Sound Treasure Limited, and in return the Company agreed to forego any claim to RMB15.1 million in Deposits under the foreign currency transaction agreements which will be transferred to Sound Treasure Limited pursuant to the Novation.

The Novation and the Offset Agreement became effective on July 31, 2014. The exact financial impact of these agreements will be determined as of their effective date, and following receipt by us of the July 2014 statements from the financial institution. The latest statements that the Company received were June 2014 statements. Assuming that the Novation and the Offset Agreement took effect on July 1, 2014 and based on the statements on June 30, 2014, the financial impact of the Novation and Offset Agreements would be as follows: Sound Treasure Limited would release us from liabilities of RMB67.1 million related to unpaid liabilities (fair value) arising under the foreign currency transaction agreements and the loans of RMB20.7 million, and we would transfer ownership of RMB15.1 million in Deposits held at the financial institution to Sound Treasure Limited. As a result of the Novation and the Offset Agreement (and assuming both of those agreements took effect on July 1, 2014), approximately RMB87.8 million in liabilities and RMB15.1 million in assets on our books would be extinguished in the third quarter of 2014 and Additional Paid-In Capital would be increased by approximately RMB72.7 million.

Except as disclosed above, we do not currently have any foreign exchange exposure as our sales and purchases are predominantly denominated in RMB. However, in the future, a proportion of our sales may be denominated in other currencies as we expand into overseas markets. In such circumstances, we anticipate our primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if the we are required to use different currencies for various aspects of its operations.

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

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. While we have no present intention to enter into currency hedging transactions in the future. we may decide to enter into hedging transactions if we are exposed to foreign currency risk. The availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

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

ITEM 15.             CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of December 31, 2013. Based on such evaluation, our management has concluded that our disclosure controls and procedures as of December 31, 2013 were not effective. The conclusion was reached primarily due to the material weakness in our internal control over financial reporting described below.

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and ii) is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosures.

Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2013 were not effective for the reasons set forth in “Reasons For Delay in Filing Form 20-F” below.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our management and other personnel to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting purposes in accordance with IFRS. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our board of directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies and procedures may deteriorate.

Our management, including our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2013. Management has concluded that our internal control over financial reporting was not effective as of December 31, 2013.

The specific material weakness we identified in our internal control over financial reporting related to the lack of sufficient qualified accounting personnel with appropriate understanding of IFRS and SEC reporting requirements commensurate with our financial reporting requirements.

After the material weakness was reported to our audit committee, the audit committee approved an action plan that requires our management to remediate the weakness. In accordance with the action plan, we have set up a timeline for the internal review process and have engaged an additional external consultant to conduct a separate and independent review of our financial reporting.

We believe that the measures described above will improve our ability to prepare financial information and consolidated financial statements. Although we are still in the process of strengthening our controls and procedures in order to eliminate inadvertent errors, deficiencies and deviations that can appear in the normal course of business and achieve full compliance with Section 404 of the Sarbanes-Oxley Act of 2002, our management believes that the controls and procedures implemented to date have already enhanced the reliability of the financial information produced by us.

Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to the rules of the Securities and Exchange Commission.

Changes in Internal Controls over Financial Reporting

During its evaluation of the effectiveness of internal control over financial reporting as of December 31, 2013, management identified that in our internal control over financial reporting there was a lack of sufficient qualified accounting personnel with appropriate understanding of IFRS and SEC reporting requirements commensurate with our financial reporting requirements, and concluded that to meet the requirements of being a U.S. public company, we need to enhance our supervision, monitoring and review of the financial statements preparation processes.

1.	We adopted additional internal review procedures with respect to required disclosures in the reports that we file with, or submit to, the SEC under the Exchange Act.

2.	On July 24, 2014, we contracted with a US internal control consulting firm to act as our consultant to conduct a separate and independent review of our financial reporting.

3.	Our finance and accounting staff members will attend seminars organized by professional accountancy bodies.

Other than as set forth above, there have not been any changes in internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16.             RESERVED

ITEM 16A.          AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Mr. Jianwei Liu is an audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F, and “independent” as that term is defined in the NASDAQ listing standards.

ITEM 16B.          CODE OF ETHICS.

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer. A copy of the Code of Business Conduct and Ethics is available on our website, http://www.cceramics.com /Corporate-Governance.html.

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services rendered by Grant Thornton Shanghai, PRC and Crowe Horwath (HK) CPA Limited for the periods indicated:

	December 31, 2011	December 31, 2012	December 31, 2013
	RMB	RMB	RMB
Audit Fees - Grant Thornton Shanghai, PRC	2,955,316	2,761,732	3,245,739
Audit Fees - Crowe Horwath (HK) CPA Limited	-	-	3,600,000
Audit Related Fees - Grant Thornton Shanghai, PRC	-	-	-
Tax Fees	-	-	-
All Other Fees - Grant Thornton Shanghai, PRC	-	70,180	-
Total Fees	2,955,316	2,831,912	6,845,739

Audit Fees

Crowe Horwath (HK) CPA Limited audit fees for 2013 consisted of fees in relation to the audit of our financial statements for the three years ended December 31, 2011, 2012 and 2013.

Audit fees paid to Grant Thornton Shanghai, PRC comprise fees for professional services necessary to perform an audit or review in accordance with the standards of the Public Company Accounting Oversight Board, including services rendered for the audit of the Company’s annual financial statements and reviews of the quarterly financial results submitted on Form 6-K for the three years ended December 31, 2011, 2012 and 2013. Also includes fees for services that are normally incurred in connection with statutory and regulatory filings or engagements, such as comfort letters, consents, and review of documents filed with the SEC.

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

ITEM 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

No purchase of our securities were made by us or our affiliates in 2013.

ITEM 16F.           CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On May 1, 2014, we announced that the Audit Committee of the Board had terminated the engagement of Grant Thornton (Shanghai, PRC), our principal independent registered public accountants (“GT”), and approved the engagement of Crowe Horwath (HK) CPA Limited (“Crowe HK”), as our principal independent registered public accountant to audit our financial statements for each of the years in the three years period ended December 31, 2013. During our two most recent fiscal years, and any subsequent interim period prior to engaging Crowe HK, neither we nor anyone on our behalf consulted Crowe HK regarding the application of accounting principles, the type of audit opinion that might be rendered on our financial statements, or any matter that was either the subject of a disagreement or a reportable event (each as defined in Item 16F(a)(1)(iv) of Form 20-F).

On June 4, 2014, GT informed us that reliance should no longer be placed on its audit opinions for the years ended December 31, 2010 through 2012.

During the course of its audit of our 2013 financial statements, GT raised certain questions with our management. GT raised questions regarding (i) a discrepancy related to a bank confirmation from one bank, (ii) a difference between the taxation information posted on a local PRC government website and our own records, (iii) what GT perceived to be certain hand writing similarities on envelopes relating to a few confirmations received from our distributors, and (iv) one of our distributors that had an outstanding balance owed to us at year end had ceased operations. We provided explanations in response to each of the questions, and the Audit Committee discussed these questions with GT, but the questions were not resolved to GT’s satisfaction at the time we terminated GT based on what we felt was an absence of effective communication.

With respect to the specific items raised by GT, we believe each item has been addressed as follows:

(i)	Bank Confirmation Received from Pingan Bank. GT informed us that it received a bank confirmation from Pingan Bank, and that the bank’s teller at Pingan Bank made a notation on the confirmation stating that we also had a RMB30 million bank acceptance note issued by us (similar to a post-dated check) outstanding as of December 31, 2013. We responded to GT that this was a clerical error committed by the bank. In turn, GT asked us to request that the bank provide an explanation for the erroneous confirmation and that the bank send that explanation directly to GT. We made a written request that the bank provide an explanation directly to GT, and understand that approximately one week later, GT received a letter from the bank explaining that the previous confirmation was a mistake and that there was no outstanding bank acceptance note. GT has never provided a copy of that correspondence to us, but we understand that the correspondence was duly “chopped” and that it was issued by a different department at the bank. GT questioned the validity of the bank’s correction of its initial confirmation, and informed us that a bank teller at Pingan Bank told a GT representative that she would have been the person at the bank responsible for issuing any such follow-on correspondence and that she did not generate the correspondence that explained that the initial confirmation contained an erroneous reference to an outstanding bank acceptance note.

(ii)	Taxation Information from Local Government Website. GT notified us that it had noticed a posting on a local district government website that indicated that we are is one of the top taxpayers in that district and that we had paid RMB10-20 million in taxes (income tax and VAT) for 2012. However, GT raised the concern that our records and financial statements reflect that we paid in excess of RMB100 million in taxes in 2012. We cautioned GT that the local government’s calculation is different from the tax bureau’s calculation, and also shared our belief that the local government website might only reflect the tax paid to the domestic tax bureau and not the tax paid to the national tax bureau. We thereafter sought and received a certification from the tax bureau that all taxes due and owing by us for the subject periods have been paid.

(iii)	Similar Hand Writing on Three Accounts Receivable Confirmation Envelopes. GT informed us that it noticed that there were accounts receivable confirmations sent to GT from three customers that appeared to have “very similar hand writing” on their envelopes. According to GT, the three confirmations are from three different companies in three different locations in China. When so informed by GT, we checked with our distributors and customers and confirmed that each sent out its own confirmation to GT. We offered to assist GT in obtaining additional comfort regarding the status of the amounts confirmed. We are aware that certain of our employees did assist their customers with the process to assure that the confirmations were received by GT in a timely fashion. That assistance involved the preparation of the return envelopes in which certain customer confirmations were deposited and transmitted. Said employees did not complete the confirmations, and there has been no indication that the confirmations were anything but accurate.

(iv)	Customer Closed Its Business. GT informed us that it noticed in March 2014 that one of our distributors is listed as “de-registered” on the government website. That particular distributor purchased RMB23 million in product from us in 2013 and had a RMB13 million accounts receivable balance at the end of the year. We notified GT that the distributor informed us of its intent to close its business and paid its outstanding balance with us before the distributor closed.

In addition to the foregoing explanations provided by our management, the Audit Committee discussed with GT implementing additional special procedures or conducting an internal investigation in order to address GT’s concerns. GT rejected these suggestions and, instead, insisted that we conduct an independent investigation of the concerns outline above, which, in turn, would have rendered the timely completion of the 2013 audit and timely filing of the 2013 Annual Report all but impossible. The Audit Committee and the Company also believe that GT’s request for an independent investigation was premature and disproportionate given the nature of the concerns raised. In addition, a majority of the Audit Committee believed that communications between GT and our management and the Audit Committee had become significantly impaired. In light of the foregoing, the Audit Committee and the Board voted to dismiss GT and to engage Crowe HK to implement additional procedures in the audit of the Company’s financial statements for the fiscal year ended December 31, 2013 and to re-audit of the prior fiscal years ended December 31, 2012 and 2011 to address the questions raised by GT.

The Company has provided GT with a copy of the foregoing disclosures and has requested that GT review such disclosures and provide a letter addressed to the SEC as specified by Item 16.F of Form 20-F. GT’s letter will be filed by amendment.

We also requested our new independent registered public accountants, Crowe HK, to review the foregoing disclosures regarding them. We offered Crowe HK the opportunity to furnish us with a letter addressed to the SEC containing any new information, clarification of our expression of our views or the respects in which it does not agree with our statements in response to Item 16F of Form 20-F.

Crowe HK informed us that it had no disagreement with the disclosure regarding them. Consequently, it declined the opportunity to furnish us with such a letter.

ITEM 16G:          CORPORATE GOVERNANCE

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3), we elected not to hold an annual meeting of shareholders in 2011. Neither our Memorandum and Articles of Association nor the law of the British Virgin Islands require us to hold an annual meeting of shareholders.

ITEM 16H.          MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.             FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.             FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.             EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of China Ceramics Co., Ltd.(1)
1.2	Memorandum and Articles of Association of Success Winner Limited(2)
1.3	Memorandum and Articles of Association of Stand Best Creation Limited(2)
1.4	Operation Charter of Jinjiang Hengda Ceramics Co., Ltd.(2)
2.1	Specimen Unit Certificate(3)
2.2	Specimen Common Stock Certificate(3)
3.1	Form of Voting Agreement(2)
4.1	Merger and Stock Purchase Agreement among CHAC, China Ceramics Co., Ltd., Hengda, Success Winner and the Seller(2)
4.2	Form of Registration Rights Agreement among CHAC and the founders(3)
4.3	Form of Earn-Out Escrow Agreement(2)
4.4	Form of Indemnity Escrow Agreement(2)
4.6	Form of Lock-Up Agreement for CHAC founders(2)
4.7	Form of Lock-Up Agreement(2)
4.8	Acquisition Agreement, dated November 19, 2009, by and between Jinjiang Hengda Ceramics Co., Ltd., all of the shareholders of Jiangxi Hengdali Constructional Ceramics Co., Ltd., and Jiangxi Hengdali Constructional Ceramics Co., Ltd(8)
4.9	Administrative Services Agreement by and between China Ceramics Co., Ltd. and Stuart Management Co., dated December 1, 2009(8)
amendment to administrative services agreement to be added
4.10	License Agreement between Huang Jia Dong and Jinjiang Hengda Ceramics Co., Ltd.(6)

4.11	China Ceramics Co., Ltd. 2010 Incentive Compensation Plan(7)
4.12	Employment Agreement, dated as of February 1, 2013, by and between China Ceramics and Huang Jia Dong
4.13	Employment Agreement, dated as of February 1, 2013, by and between China Ceramics and Su Pei Zhi
4.14	Employment Agreement, dated as of February 1, 2013, by and between China Ceramics and Su Wei Feng
4.15	Employment Agreement, dated as of August 1, 2012, by and between China Ceramics and Hen Man Edmund
4.16	Term sheets relating to agreemens for derivative instruments
4.17	Agreement between Taishin International Bank, Co., Ltd., Stand Best Creation Limited and Sound Treasure Limited, dated July 31, 2014
4.18	Agreement between Stand Best Creation Limited, Huang Jia Dong, Wong Kung Tok, Mr. Huang’s brother-in-law, and Sound Treasure Limited, dated July 31, 2014
8.1	List of Subsidiaries(5)
11.1	Code of Business Conduct and Ethics(8)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Crowe Horwath (HK) CPA Limited, an independent registered public accounting firm

(1)	Incorporated by reference to Annexes C and D of China Ceramics’ Prospectus on Form 424B3 filed with the SEC on November 13, 2009.

(2)	Incorporated by reference to China Ceramics’ Registration Statement on Form F-4 (File No. 333-161557).

(3)	Incorporated by reference to exhibits of the same number filed with CHAC’s Registration Statement on Form F-1 or amendments thereto (File No. 333-145085).

(4)	Incorporated by reference to CHAC’s Form 8-K, dated November 21, 2007.

(5)	Incorporated by reference to exhibits of the same number filed with China Ceramics’ Registration Statement on Form F-1 (File No. 333-164784).

(6)	Incorporated by reference to exhibits of the same number filed with China Ceramics’ Registration Statement on Form F-1 (File No. 333-170237).

(7)	Incorporated by reference to Annex A to Exhibit 99.1 filed with China Ceramics’ Report of Foreign Private Issuer on Form 6-K filed with the SEC on November 20, 2010

(8)	Incorporated by reference to China Ceramics’ Annual Report on Form 20-F filed with the SEC on May 17, 2010.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA CERAMICS CO., LTD.

July 31, 2014	By:	/s/ Huang Jia Dong

		Name:	Huang Jia Dong

		Title:	Chief Executive Officer (Principal Executive Officer)

CHINA CERAMICS CO., LTD.

July 31, 2014	By:	/s/ Hen Man Edmund

		Name:	Hen Man Edmund

		Title:	Chief Financial Officer (Principal Financial Officer)

China Ceramics Co., Ltd. and Its Subsidiaries

China Ceramics Co., Ltd. and Its Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
China Ceramics Co., Ltd.

We have audited the accompanying consolidated statements of financial position of China Ceramics Co., Ltd and its subsidiaries (the “Company”) as of December 31, 2013, 2012 and 2011, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2013, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Crowe Horwath (HK) CPA Limited

Hong Kong, China

July 31, 2014

China Ceramics Co., Ltd. and Its Subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income

		For the year ended December 31,
		2013	2012	2011
	Notes	RMB’000	RMB’000	RMB’000
Revenue	5	932,894	1,444,891	1,491,574

Cost of sales		(878,818)	(1,063,892)	(1,024,336)

Gross profit		54,076	380,999	467,238

Other income	5	4,002	378	5,422
Selling and distribution expenses		(9,814)	(11,378)	(11,832)
Administrative expenses		(27,565)	(29,974)	(46,079)
Finance costs	6	(4,201)	(9,319)	(11,067)
Other expenses	11	(20,195)	(1,943)	(3,178)

(Loss)/profit before taxation	7	(3,697)	328,763	400,504
Income tax credit/(expense)	8	1,665	(84,932)	(106,065)

(Loss)/profit attributable to shareholders		(2,032)	243,831	294,439

Other comprehensive income for the year, net of tax:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations		(41)	(31)	(234)
Total comprehensive (loss)/income for the year		(2,073)	243,800	294,205

(Loss)/earnings per share
Basic (RMB)	9	(0.10)	11.93	16.13
Diluted (RMB)	9	(0.10)	11.93	14.41

The accompanying notes are an integral part of these consolidated financial statements.

China Ceramics Co., Ltd. and Its Subsidiaries

Consolidated Statements of Financial Position

		As of December 31,
		2013	2012	2011
	Notes	RMB’000	RMB’000	RMB’000
ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment	11	802,578	795,983	843,429
Land use rights	12	29,929	30,598	31,267
Goodwill	10 and 24	3,735	3,735	3,735
Deferred tax assets	8	9,797	1,059	-

		846,039	831,375	878,431

Current assets
Inventories	13	307,436	290,603	291,781
Trade receivables	14	490,989	455,885	473,209
Other receivables and prepayments	15	15,525	4,092	26,377
Derivative financial instruments	27	44	-	-
Restricted cash	16	37,359	-	-
Cash and bank balances	16	28,848	89,448	42,149

		880,201	840,028	833,516

Current liabilities
Trade payables	17	152,572	115,123	252,682
Accrued liabilities and other payables	18	43,140	46,373	43,022
Interest-bearing bank borrowings	19	99,652	10,000	125,000
Amounts owed to related parties	25	8,539	4,796	1,327
Income tax payable		1,520	869	35,090

		305,423	177,161	457,121

Net current assets		574,778	662,867	376,395

Non-current liabilities
Interest-bearing bank borrowings	19	-	50,000	60,000
Deferred tax liabilities	8	1,245	1,052	1,087

		1,245	51,052	61,087

Net assets		1,419,572	1,443,190	1,193,739

EQUITY
Share capital	20	137	137	124
Reserves	21	1,419,435	1,443,053	1,193,615

Total shareholder’s equity		1,419,572	1,443,190	1,193,739

The accompanying notes are an integral part of these consolidated financial statements.

China Ceramics Co., Ltd. and Its Subsidiaries

Consolidated Statements of Changes in Equity

	Outstanding share capital	Share premium	Reverse recapitalization reserve	Merger Reserve	Share- based payment reserve	Statutory reserve	Retained earnings	Currency translation reserve	Total Equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Note 20)		(Note 21(e))	(Note 21(c))	(Note 21(d))	(Note 21(a))		(Note 21(b))
Balance at January 1, 2011	112	659,532	(507,235)	58,989	98,300	62,808	509,998	(265)	882,239
Net profit for the year	-	-	-	-	-	-	294,439	-	294,439
Exchange differences on translation of financial statements of foreign operations	-	-	-	-	-	-	-	(234)	(234)
Total comprehensive income for the year	-	-	-	-	-	-	294,439	(234)	294,205
Issuance of new shares	12	(12)	-	-	-	-	-	-	-
Transfer to statutory reserve				-	-	31,800	(31,800)	-	-
Employee share-based payment options	-	-	-	-	17,295	-	-	-	17,295
Balance at December 31, 2011	124	659,520	(507,235)	58,989	115,595	94,608	772,637	(499)	1,193,739

Net profit for the year	-	-	-	-	-	-	243,831	-	243,831
Exchange differences on translation of financial statements of foreign operations	-	-	-	-	-	-	-	(31)	(31)
Total comprehensive income for the year	-	-	-	-	-	-	243,831	(31)	243,800
Issuance of new shares	13	(13)	-	-	-	-	-	-	-
Transfer to statutory reserve				-	-	25,347	(25,347)	-	-
Employee share-based payment options	-	-	-	-	5,651	-	-	-	5,651
Balance at December 31, 2012	137	659,507	(507,235)	58,989	121,246	119,955	991,121	(530)	1,443,190
Net loss for the year	-	-	-	-	-	-	(2,032)	-	(2,032)
Exchange differences on translation of financial statements of foreign operations	-	-	-	-	-	-	-	(41)	(41)
Total comprehensive loss for the year	-	-	-	-	-	-	(2,032)	(41)	(2,073)
Transfer to statutory reserve	-	-	-	-	-	3,057	(3,057)	-	-
Employee share-based payment options	-	-	-	-	2,117	-	-	-	2,117
Dividends declared and paid (Note 22)	-	-	-	-	-	-	(23,662)	-	(23,662)
Balance at December 31, 2013	137	659,507	(507,235)	58,989	123,363	123,012	962,370	(571)	1,419,572

The accompanying notes are an integral part of these consolidated financial statements.

China Ceramics Co., Ltd. and Its Subsidiaries

Consolidated Statements of Cash Flows

		For the year ended December 31,
		2013	2012	2011
	Notes	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
(Loss)/profit before taxation		(3,697)	328,763	400,504
Adjustments for
Amortization of land use rights	7 and 12	669	669	669
Depreciation of property, plant and equipment	7 and 11	69,553	66,186	48,410
Loss on disposal of property, plant and equipment	11	18,926	512	1,155
Realized gain from derivative financial instruments	5	(3,302)	-	-
Fair value gain on derivative financial instruments	5	(44)	-	-
Write down of inventories	13	23,414	4,237	-
Share-based compensation	23	2,117	5,651	17,295
Finance costs	6	4,201	9,319	11,067
Interest income	5	(467)	(380)	(494)
Operating cash inflow before working capital changes		111,370	414,957	478,606
Increase in inventories		(40,247)	(3,059)	(114,564)
(Increase)/decrease in trade receivables		(35,104)	17,324	(190,233)
Decrease/(increase) in other receivables and prepayments		398	22,285	(17,470)
Increase/(decrease) in trade payables		37,449	(137,559)	74,301
(Decrease)/increase in accrued liabilities, other payables and amounts owed to related parties		(11,114)	6,870	(2,381)
Cash generated from operations		62,752	320,818	228,259
Interest paid		(4,408)	(9,370)	(10,446)
Income tax paid		(6,229)	(120,247)	(93,586)
Net cash generated from operating activities		52,115	191,201	124,227
Cash flows from investing activities
Proceed from derivative financial instruments		3,302	-	-
Proceed from disposal of property, plant and equipment		1,994	269	7,772
Acquisition of property, plant and equipment	11	(97,068)	(19,520)	(441,605)
Increase in restricted cash		(37,359)	-	-
Interest received		467	380	494
Net cash used in investing activities		(128,664)	(18,871)	(433,339)
Cash flows from financing activities
New bank borrowings		49,652	-	173,000
Repayment of short-term loans		(10,000)	(125,000)	(85,000)
Deposit to stock transfer agent for dividend payment		(11,831)	-	-
Dividend paid		(11,831)	-	-
Net cash generated from/(used in) financing activities		15,990	(125,000)	88,000
Net (decrease)/increase in cash and cash equivalents		(60,559)	47,330	(221,112)
Cash and cash equivalents, beginning of year		89,448	42,149	263,495
Effect of foreign exchange rate differences		(41)	(31)	(234)
Cash and cash equivalents, end of year	16	28,848	89,448	42,149

The accompanying notes are an integral part of these consolidated financial statements.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL INFORMATION

China Ceramics Co., Ltd. (“China Ceramics” or the “Company”) is a British Virgin Islands company operating under the BVI Business Companies Act (2004) with its shares listed on the NASDAQ (“symbol: CCCL”). Its predecessor company, China Holdings Acquisition Corp. (“CHAC”), was incorporated in Delaware on June 22, 2007, and was organized as a blank check company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that has its principal operations in Asia. The Company has no operations and has no assets or liabilities of consequence outside its investments in its operating subsidiaries. The head office of the Company is located at Junbing Industrial Zone, Jinjiang City, Fujian Province, the People’s Republic of China (“PRC”).

On November 20, 2009, CHAC merged with and into China Ceramics, its wholly owned British Virgin Islands subsidiary, with China Ceramics surviving the merger (the “Redomestication”). On the same day, pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009 (the “acquisition agreement”), China Ceramics acquired all of the outstanding securities of Success Winner Limited (“Success Winner”) held by Mr. Wong Kung Tok in exchange for US$10.00 and 5,743,320 shares of China Ceramics (the “Success Winner Acquisition”). The total number of issued and outstanding shares of China Ceramics immediately after the acquisition was 8,950,171.

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

Hengda’s owners reorganized the corporate structure in 2008 and 2009 (the “Hengda Reorganization” or the “Reorganization”), as follows:

Stand Best Creation Limited (“Stand Best”) was established on January 17, 2008 under the laws of Hong Kong with its paid-up share capital being HK$1.00 divided into 1 ordinary share solely owned by Mr. Wong Kung Tok. Stand Best acquired 100% of Hengda’s equity interest from Anhai Hengda and Chi Wah on April 1, 2008 at the consideration of RMB58,980,000.

Success Winner Limited (“Success Winner”) was incorporated in the British Virgin Islands on May 29, 2009 as a limited liability company. Its paid-up and issued capital is US$1 divided into 1 ordinary share solely owned by Mr. Wong Kung Tok.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

On September 17, 2013, Fujian Province Hendali Building Materials Co., Ltd. (“Fujian Hengdali”) was incorporated in Pingtan, Fujian Province, 100% owned by Hengda. Fujian Hengdali’s approved scope of business includes sales of building materials and interior and exterior decoration materials.

China Ceramics and its subsidiaries’ (the “Company”) corporate structure as of December 31, 2013 is as follows:

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Place and	Nominal value
	date of	of issued	Percentage
	incorporation or	ordinary share/	of equity
	establishment/	registered	attributable to		Principal
Name	operation	capital	the Company		activities
			Direct	Indirect

Success Winner Limited	British Virgin Islands May 29, 2009	US$1	100	-	Investment holding

Stand Best Creation Limited	Hong Kong January 17, 2008	HK$10,000	-	100	Investment holding

Jinjiang Hengda Ceramics Co., Ltd. (Note (i))	PRC September 30, 1993	RMB288,880,000	-	100	Manufacture and sale of ceramic tiles

Jiangxi Hengdali Ceramic Materials Co., Ltd. (Note (ii))	PRC May 4, 2008	RMB55,880,000	-	100	Manufacture and sale of ceramic tiles

Fujian Province Hendali Building Materials Co., Ltd (Note (iii))	PRC September 17, 2013	RMB1,000,000	-	100	Sale of building and decoration materials

Notes:

(i)	The registered capital of Hengda is RMB288,880,000, of which RMB274,833,000 had been paid up as of December 31, 2013 (Note 26).

(ii)	The registered capital of Hengdali is RMB55,880,000, which had been fully paid up.

(iii)	The registered capital of Fujian Hengdali is RMB1,000,000, of which RMB1,000,000 had been fully paid up.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1	Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards and Interpretations issued by the IASB..

The significant accounting policies that have been used in the preparation of these consolidated financial statements are summarized below. These policies have been consistently applied to all the years presented unless otherwise stated. The adoption of new or amended IFRSs and the impacts on the Company’s financial statements, if any, are disclosed in Note 3.

The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments that have been measured at fair value.

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying amounts of assets and liabilities not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 4.

The consolidated financial statements were approved and authorized for issue by the Board of Directors on July 29, 2014.

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

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Success Winner and its subsidiaries as a group is regarded as a continuing entity resulting from the Hengda Reorganization since the management of all the entities which took part in the Reorganization were controlled by the same director and shareholder before and immediately after the Reorganization. Immediately after the Reorganization, there was a continuation of the control over the entities’ financial and operating policy decision and risk and benefits to the ultimate shareholders that existed prior to the Reorganization. Accordingly, the reorganization has been accounted for as a reorganization under common control and the financial statements of Success Winner, Stand Best and Hengda have been combined on the basis of merger accounting for all periods presented.

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

The Hengdali Acquisition on January 8, 2010 has been accounted for as a business combination using the acquisition method. Hengdali is a subsidiary of the Company, and the Company has the power to govern the financial and operating policies which accompanies its shareholding of 100% of the voting rights in Hengdali. Therefore, Hengdali as a subsidiary is fully consolidated from January 8, 2010, the date on which control was transferred to the Company.

The accounting for the Hengdali Acquisition under the acquisition method, treats the consideration transferred for the acquisition of Hengdali as the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in this business combination are measured initially at their fair values at the acquisition date.

The excess of the consideration transferred over the fair value of the identifiable net assets acquired is recorded as goodwill.

The Company’s financial statements consolidate those of the Company and all of its subsidiaries as of December 31, 2013. Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Company has power, only substantive rights (held by the Company and other parties) are considered. All subsidiaries have a reporting date of December 31.

Inter-company transactions, balances and unrealized gains or losses on transactions between group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

2.3	Foreign currency translation

The financial statements are presented in RMB (to the nearest thousand), being the currency that best reflects the economic substance of the underlying events and circumstances relevant to the Company. The Company’s operations are conducted through the subsidiaries in the People’s Republic of China (“PRC”). The functional currency of these subsidiaries is Renminbi (“RMB”).The functional currency of China Ceramics is the United State dollars (US$)

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In the individual financial statements of the consolidated entities, foreign currency transactions are translated into the functional currency of the individual entity using the exchange rates prevailing at the dates of the transactions. At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the reporting date retranslation of monetary assets and liabilities are recognized in profit or loss.

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

Leasehold land and buildings for own use

When a lease includes both land and building elements, the Company assesses the classification of each element as a finance or an operating lease separately based on the assessment as to whether substantially all the risks and rewards incidental to ownership of each element have been transferred to the Company, unless it is clear that both elements are operating leases in which case the entire lease is classified as an operating lease. Specifically, the minimum lease payments (including any lump sum upfront payments) are allocated between the land and the building elements in proportion to the relative fair values of the leasehold interests in the land element and building element of the lease at the inception of the lease.

To the extent the allocation of the lease payments can be made reliably, interest in leasehold land that is accounted for as an operating lease is presented as "land use rights" in the consolidated statement of financial position and is amortized over the lease term on a straight-line basis.

All buildings are depreciated over their expected useful lives of 40 years.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other property, plant and equipment

Property, plant and equipment are stated in the statement of financial position at cost less any accumulated depreciation and any accumulated impairment losses.

Depreciation is provided to write off the cost less their residual values over their estimated useful lives as follows, using the straight-line method:

Plant and machinery	10 years
Motor vehicles	10 years
Office equipment	5 years

The assets’ residual values, depreciation methods and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other costs, such as repairs and maintenance, are charged to profit or loss during the financial period in which they are incurred.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

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

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

For the purposes of impairment testing, goodwill is allocated to each of the Company’s cash-generating units, or groups of cash-generating units, that is expected to benefit from the synergies of the combination.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently whenever there is indication that the unit may be impaired. If some or all of the goodwill allocated to a cash-generating unit was acquired in a business combination during the current annual period, that unit shall be tested for impairment before the end of the current annual period. If the recoverable amount of the cash-generating unit is less than the carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit on a pro – rata basis based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On disposal of the relevant cash generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

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

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

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

Classification and subsequent measurement of financial assets

The Company’s financial assets include cash and short-term deposits, trade and other receivables, loans and other receivables and derivative financial instruments.

For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:

-	Loans and receivables

-	Financial assets at fair value through profit or loss (“FVTPL”)

-	Held-to-maturity (“HTM”) investments

-	Available-for-sale (“AFS”) financial assets

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Assets in this category are measured at fair value with net changes in fair value presented in the statement of profit or loss. Transaction costs are expensed as incurred. The fair values of financial assets in this category are determined by reference to active market transactions or using a valuation technique where no active market exists.

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

After initial measurement, AFS financial investments are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income and credited in the AFS reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in other operating income, or the investment is determined to be impaired. Interest calculated using the effective interest method and dividends are recognized in profit or loss within finance income.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impairment of financial assets

The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred ‘loss event’), has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

If any such evidence exists, any impairment loss is determined and recognized as follows:

–	For trade and other current receivables and other financial assets carried at amortized cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate, where the effect of discounting is material. This assessment is made collectively where these financial assets share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.

–	For available-for-sale securities which are stated at fair value, when a decline in the fair value has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. The amount of the cumulative loss that is recognized in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that asset previously recognized in profit or loss.

Impairment losses recognized in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognized in other comprehensive income.

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognized in respect of trade debtors included within trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Company is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

Classification and subsequent measurement of financial liabilities

Financial liabilities are classified as FVTPL, or other financial liabilities, as appropriate upon initial recognition. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

i	Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequent to the initial recognition, other financial liabilities are measured at amortized cost using the effective interest method. The Company’s other financial liabilities include trade payables and accrued liabilities.

ii	Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments (including separated embedded derivatives) held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

2.10	Derivative financial instruments

Initial recognition and subsequent measurement

The Company uses derivative financial instruments, such as forward currency contracts, for investment purposes. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss.

2.11	Leases

Finance leases refers to the situation that the economic ownership of a leased asset is transferred to the lessee if the lessee bears substantially all the risks and rewards of ownership of the leased asset.

All other leases are treated as operating leases. Where the Company has the right to use of assets held under operating leases, payments made under the leases are charged to profit or loss on a straight line basis over the lease terms except where an alternative basis is more representative of the time pattern of benefits to be derived from the leased assets. Lease incentives received are recognized in profit or loss as an integral part of the aggregate net lease payments made. Contingent rental are charged to profit or loss in the accounting period in which they are incurred.

All the leases of the Company are operating leases for the years ended December 31, 2013, 2012 and 2011.

2.12	Provisions and contingencies

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

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Revenue comprises the fair value of the consideration received or receivable for the sale of goods, net of rebates and discounts. In 2011 and 2012, the Company paid rebates to some distributors on their annual cash collections. Provided it is probable that the economic benefits will flow to the Company and the revenue and costs, if applicable, can be measured reliably, revenue is recognized as follows:

Sales of goods are recognized upon transfer of the significant risks and rewards of ownership to the customer. This is usually taken as the time when the goods are delivered and the customer has accepted the goods. Once goods are accepted by a customer, there is no continuing management involvement with the goods and the Company does not have the obligation to accept the return of the goods to the Company from the customer.

Interest income is recognized on a time-proportion basis using the effective interest method.

2.15	Impairment of non-financial assets

Impairment testing is made on the Company’s goodwill at each reporting date. Property, plant and equipment and land use rights are tested for impairment if there is any indication that the assets may be impaired at the balance sheet date.

If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount.

Calculation of recoverable amount

An asset’s recoverable amount is the greater of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recognition of impairment losses

An impairment loss is recognized in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to that cash-generating unit (or group of units), and then, to reduce on a pro rata basis the carrying amount of the other assets in the unit (or group of units), except that the carrying amount of an asset will not be reduced below its individual fair value less costs of disposal (if measurable) or value in use (if determinable).

Reversal of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

2.16	Employee benefits

Retirement benefits

The employees of the Company’s PRC subsidiaries are required to participate in a central pension scheme operated by the local municipal government. Contributions are recognized as an expense in profit or loss as employees render services during the year. The Company’s obligation under these plans is limited to the fixed percentage contributions payable.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Share-based employee remuneration

The Company operates equity-settled share-based remuneration plans for its employees. None of the Company’s plans feature any options for a cash settlement.

The fair value of share options granted to employees is recognized as an employee cost with a corresponding increase in the share-based payment reserve within equity. The fair value is measured at the grant date using the Black Scholes Option Pricing Model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options expected to vest is reviewed. Any resulting adjustment to the cumulative fair value recognized in prior years is charged/credited to the profit or loss for the year under review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the share-based payment reserve. On the vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the share-based payment reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company’s shares. The equity amount is recognized in the share-based payment reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to retained earnings).

2.17	Borrowing costs

Borrowing costs consist of interest and other costs incurred in connection with the borrowing of funds. Borrowing costs directly attributable to the acquisition, construction or production of qualifying asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset until such time as the assets are substantially ready for their intended use or sale. Other borrowing costs are expensed when incurred.

2.18	Accounting for income taxes

Income tax comprises current tax and deferred tax.

Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to items recognized in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognized in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Deferred tax is calculated, without discounting, at the tax rates that are expected to apply in the period the liability is settled or the asset realized, based on tax rate (and tax laws) that have been enacted or substantively enacted at the reporting date.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Additional income taxes that arise from the distribution of dividends are recognized when the liability to pay the related dividends is recognized.

Current tax assets and current tax liabilities are presented in net if the Company has the legally enforceable right to set off the recognized amounts and the following additional conditions are met:

a)	in the case of current tax assets and liabilities, the Company intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

b)	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

(i)	the same taxable entity; or

(ii)	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend either to settle current tax liabilities and realize the current tax assets on a net basis, or to settle the liabilities and realize the assets simultaneously.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.19	Research and development activities

Costs associated with research activities are expensed in profit or loss as they incur. Costs that are directly attributable to development activities are recognized as intangible assets if, and only if, all of the following have been demonstrated:

(i)	the technical feasibility of completing the intangible asset so that the asset will be available for use or sale;

(ii)	the intention to complete the intangible asset and use or sell it;

(iii)	the ability to use or sell the intangible asset;

(iv)	how the intangible asset will generate probable future economic benefits;

(v)	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

(vi)	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is recognized in profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

Gains and losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

2.20	Segment reporting

The Company identifies operating segments and prepares segment information based on the regular internal financial information reported to the Chief Executive Officer and executive directors, who are the Company’s chief operating decision maker, for their decisions about the allocation of resources to the Company’s business components and for their review of the performance of those components.

Business segment

The Company operates principally in the manufacturing and sale of medium to high-end ceramic tiles. The Chief Executive Officer and executive directors regularly review the Company’s business as one business segment.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

3.1	Adoption of new or amended IFRSs

In 2013, the Company has applied the following new or revised standards and amendments issued by the International Accounting Standards Board (“IASB”) relevant to the Company’s financial statements:

IFRSs (Amendments) Annual Improvements to IFRSs 2009 – 2011 Cycle

IFRS 7 Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities – Amendments to IFRS 7

IFRS 10 Consolidated Financial Statements and IAS 27 Separate Financial Statements

IFRS 10, IFRS 11 and IFRS 12 Consolidated Financial Statements, Joint Arrangements and Disclosure of Interest in Other Entities: Transition Guidance (Amendments)

IFRS 12 Disclosure of Interests in Other Entities

IFRS 13 Fair Value Measurement

IAS 1 Presentation of Items of Other Comprehensive Income (“OCI”) – Amendments to IAS 1

IAS 27 (Revised in 2011) Separate Financial Statements

The nature and the impact of the new standards and amendments relevant to the Company is described as follows:-

Amendments to IAS 1, Presentation of financial statements – Presentation of items of other comprehensive income

The amendments require entities to present separately the items of other comprehensive income that would be reclassified to profit or loss in the future if certain conditions are met from those that would never be reclassified to profit or loss. The presentation of other comprehensive income in the consolidated statement of profit or loss and other comprehensive income in the financial statements will be modified accordingly.

In addition, the Company has chosen to use the new title “statement of profit or loss and other comprehensive income” as introduced by the amendments in the financial statements.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amendments to IFRS 7, Disclosures – Offsetting Financial Assets and Financial Liabilities

The amendments introduce new disclosures in respect of offsetting financial assets and financial liabilities. Those new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation and those that are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments and transactions, irrespective of whether the financial instruments are set off in accordance with IAS 32. The amendment has no impact on the Company.

IFRS 10 Consolidated Financial Statements, IAS 27 Separate Financial Statements

IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also addresses the issues raised in SIC-12 Consolidation – Special Purpose Entities.

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled and therefore are required to be consolidated by a parent, compared with the requirements that were in IAS 27. This standard was effective for annual periods beginning on or after January 1, 2013. As a result of the adoption of IFRS 10, the Company has changed its accounting policy with respect to determining whether it has control over an investee. The adoption does not change any of the control conclusions reached by the Company in respect of its currently held investments.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. The requirements in IFRS 12 are more comprehensive than the previously existing disclosure requirements for subsidiaries, for example, where a subsidiary is controlled with less than a majority of voting rights. The Company has no subsidiaries with material non-controlling interests. IFRS 12 disclosures are provided in Note 1.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS. IFRS 13 defines fair value as an exit price. As a result of the guidance in IFRS 13, the Company re-assessed its policies for measuring fair values. IFRS 13 also requires additional disclosures.

Application of IFRS 13 has not materially impacted the fair value measurements of the Company. Additional disclosures where required, are provided in the individual notes relating to the assets and liabilities whose fair values were determined. Fair value hierarchy is provided in Note 27.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1

The amendments to IAS 1 introduce a grouping of items presented in OCI. Items that will be reclassified (‘recycled’) to profit or loss at a future point in time (e.g., net loss or gain on AFS financial assets) have to be presented separately from items that will not be reclassified (e.g., revaluation of land and buildings). The amendments affect presentation only and have no impact on the Company’s financial position or performance.

3.2	Accounting standards issued but not yet effective

At the date of authorization of these financial statements, certain new standards, amendments and interpretations to existing standards have been published by the IASB but are not yet effective, and have not been adopted by the Company.

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

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These are effective for annual periods beginning on or after January 1, 2014. These amendments are not expected to have any impact on the financial position or performance of the Company upon adoption.

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)

These amendments remove the unintended consequences of IFRS 13 on the disclosures required under IAS 36 on the recoverable amount of CGU which is not impaired. In addition, these amendments require disclosure of the recoverable amounts for the assets or CGUs for which impairment loss has been recognized or reversed during the period, and expand the disclosure requirements regarding the fair value measurement for these assets or units if their recoverable amounts are based on fair value less costs of disposal. The amendments are to be applied retrospectively for annual periods beginning on or after January 1, 2014 but cannot be applied in periods (including comparative periods) in which IFRS 13 is not applied. The amendments affect disclosures only and will have no impact on the Company’s financial position or performance.

IFRIC 21 Levies

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The Company does not expect that IFRIC 21 will have material financial impact in future financial statements.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

IFRS 9 Financial Instruments (IFRS 9)

The IASB aims to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’ (IAS 39) in its entirety with IFRS 9. To date, the chapters dealing with recognition, classification, measurement and de-recognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2015. Chapters dealing with impairment methodology and hedge accounting are still being developed. Further, in November 2011, the IASB tentatively decided to consider making limited modifications to IFRS 9’s financial asset classification model to address application issues. The Company’s management have yet to assess the impact of this new standard on the Company’s consolidated financial statements. Management does not expect to implement IFRS 9 until it has been completed and its overall impact can be assessed.

Investment Entities – Amendments to IFRS 10, IFRS 12 and IAS 27

These amendments are effective for annual periods beginning on or after January 1, 2014 and provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. It is not expected that this amendment would be relevant to the Company, since none of the entities in the Company would qualify to be an investment entity under IFRS 10.

Annual Improvements to IFRS

These improvements, which are applicable to the Company, include:

IFRS 8 Operating Segments

This improvement clarifies that operating segments may be combined/aggregated if they are consistent with the core principle of the standard, if the segments have similar economic characteristics and if they are similar in other qualitative respects. If they are combined, the entity must disclose the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are ‘similar’. This improvement also clarifies reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities. This improvement is to be applied retrospectively for annual periods beginning on or after July 1, 2014.

IAS 24 Related Party Disclosures

The amendment clarifies that a management entity – an entity that provides key management personnel services – is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services. The amendment is to be applied retrospectively for annual periods beginning on or after July 1, 2014.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The key sources of estimation uncertainty and key assumptions concerning the future at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Useful lives and impairment assessment of property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and identified impairment losses. The estimation of useful lives impacts the level of annual depreciation expenses recorded. Property, plant and equipment are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires management’s estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the relevant asset’s carrying amount is written down to the recoverable amount and the amount of the write-down is charged against profit or loss.

Impairment loss recognized in respect of property, plant and equipment

As of 31 December 2013, the carrying amount of property, plant and equipment was approximately RMB802,578,000 (2012: RMB795,983,000 ; 2011: RMB843,429,000). There was no impairment loss recognized for the years ended December 31, 2013, 2012 and 2011. Determining whether property, plant and equipment are impaired requires an estimation of the recoverable amount of the property, plant and equipment. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of land use rights

As of 31 December 2013, the carrying amount of land use rights was approximately RMB29,929,000 (2012: RMB30,598,000 ; 2011: RMB31,267,000). There was no impairment loss recognized for the years ended December 31, 2013, 2012 and 2011. Determining whether land use rights are impaired requires an estimation of the recoverable amount of the land use rights. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Company to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise.

Income tax

The Company has exposure to income taxes in the PRC. Significant judgment is required in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The carrying amounts of the Company’s income tax payable as of December 31, 2013, 2012 and 2011 were RMB1,520,000, RMB869,000 and RMB35,090,000, respectively.

Impairment of trade receivables

The Company’s management assesses the collectability of trade receivables. This estimate is based on the credit history of the Company’s customers and the current market conditions. Management assesses the collectability of trade receivables at the balance sheet dates and makes the provision, if any. The identification of doubtful debts requires the use of judgment and estimates. Judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness, past collection history of each customer and on-going dealings with them. Where the expectation is different from the original estimate, such difference will impact the carrying value of trade and other receivables and doubtful debts expenses in the period in which such estimate has been changed. The carrying amounts of the Company’s trade receivables as of December 31, 2013, 2012 and 2011 were RMB490,989,000, RMB455,885,000 and RMB473,209,000, respectively.

Net realizable value of inventories

Net realizable value of inventories is the management’s estimation of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of a similar nature. It could change significantly as a result of various market factors. The carrying amounts of the Company’s inventories as of December 31, 2013, 2012 and 2011 were RMB307,436,000, RMB290,603,000 and RMB291,781,000, respectively.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Shares-based payment transaction

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 23.

5.	REVENUE AND OTHER INCOME

Revenue comprises the fair value of the consideration received or receivable for the sale of goods. An analysis of the Company’s revenue and other income is as follows:

	For the year ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Revenue
Sale of goods	932,894	1,444,891	1,491,574

Other income
Sale of scrap materials	-	-	4,921
Interest income	467	380	494
Net foreign exchange gains/(losses)	189	(2)	7
Realized gain from derivative financial instruments	3,302	-	-
Fair value gain on derivative financial instruments	44	-	-
	4,002	378	5,422

6.	FINANCE COSTS

Finance costs comprise interest expense on the Company’s bank borrowings:

	For the year ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Interest on bank borrowings	4,201	9,319	11,067

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	(LOSS)/PROFIT BEFORE TAXATION

The Company’s (loss)/profit before taxation is arrived at after charging:

	For the year ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Cost of inventories recognized as expense(1)	876,869	1,056,692	1,020,847
Depreciation expenses	69,553	66,186	48,410
Amortization of land use rights	669	669	669
Auditors’ remuneration
– Audit fee	3,245	2,762	2,955
– Audit-related fee	-	70	-
	3,245	2,832	2,955
Directors’ remuneration
- salaries and related cost	1,370	1,386	1,395
- retirement scheme contribution	10	10	10
- share-based payments	1,449	3,901	11,938
Key management personnel (other than directors)
- salaries and related cost	488	435	415
- retirement scheme contribution	8	8	8
- share-based payments	668	1,750	5,357
Research and development personnel
- salaries and related cost	1,040	1,169	1,228
- retirement scheme contribution	72	68	68
Other personnel
- salaries and related cost	61,267	63,407	64,806
- retirement scheme contribution	7,659	8,606	8,244
Total employee benefit expenses	74,031	80,740	93,469

(1)	Cost of inventories recognized as expense included staff costs of RMB53,027,000, RMB55,961,000 and RMB57,857,000, depreciation and amortization expense of RMB68,737,000, RMB65,659,000 and RMB47,886,000, operating lease charges of RMB11,552,000, RMB11,552,000 and RMB11,855,000 and write-down of inventories of RMB23,414,000 , RMB4,237,000 and nil for the years ended December 31, 2013, 2012 and 2011, respectively, which amounts are also included in the respective total amounts disclosed separately for each of these types of expenses.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (CREDIT)/EXPENSE

	For the year ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Current year provision-PRC Income Tax:
Current tax expense	9,750	86,026	106,100
Deferred tax expense	(8,545)	(1,094)	(35)
Over-provision of PRC Income Tax in prior year	(2,870)	-	-
	(1,665)	84,932	106,065

Reconciliation between income tax (credit) expense and (loss) profit before taxation at applicable tax rates is as follows:

	For the year ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
(Loss)/profit before taxation	(3,697)	328,763	400,504

Tax calculated at a tax rate of 25%	(924)	82,191	100,126
Tax effect on non-deductible expenses	44	95	137
Tax effect on non-taxable income	(507)	-	-
Tax effect on different tax rates of group entities operating in other jurisdictions	1,347	2,646	5,802
Withholding tax on profits retained by a PRC subsidiary	1,245	-	-
Over-provision of PRC Income Tax in prior year	(2,870)	-	-
	(1,665)	84,932	106,065

British Virgin Islands Profits Tax

The Company has not been subject to any taxation in this jurisdiction for the years ended December 31, 2013, 2012 and 2011.

Hong Kong Profits Tax

The subsidiary in Hong Kong is subject to tax charged on Hong Kong sourced income with a statutory tax rate of 16.5% for the years ended December 31, 2013, 2012 and 2011. No Hong Kong profits tax has been provided as the Company has no assessable profit arising in Hong Kong for the years ended December 31, 2013, 2012 and 2011.

PRC Income Tax

The subsidiaries in the PRC are subject to the enterprise income tax in accordance with “PRC Enterprise Income Tax Law” (“EIT Law”), and the applicable income tax rate for the years ended December 31, 2013, 2012 and 2011 is 25%.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under the prevailing EIT Law and its relevant regulations, any dividends paid by the Company’s PRC subsidiaries to an overseas parent made out of profits earned after January 1, 2008 to non-PRC corporate residents are subject to a 10% PRC dividend withholding tax, unless reduced by tax treaties or arrangements. In addition, under the Sino-Hong Kong Double Tax Arrangement and its relevant regulations, a qualified Hong Kong tax resident will be liable for withholding tax at the rate of 5% for dividend income derived from the PRC if the Hong Kong tax resident is the “beneficial owner” and holds 25% or more of the equity interests of the PRC company. Deferred tax liabilities have been provided for based on the expected dividends to be distributed from these subsidiaries in the foreseeable future in respect of the profits generated since 1 January 2008..

Dividends withholding tax represents tax charged/to be charged by the PRC tax authority on dividends distributed or intended to be distributed by the Group’s subsidiaries in Mainland China during the years.

Deferred tax (assets)/liabilities recognized in the consolidated statements of financial position and the movements during the years are as follows:

Deferred tax arising from:	Dividend withholding tax	Inventory provision	Net operating loss	Depreciation and amortization	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As of January 1, 2011	-	-	-	1,122	1,122
Credits for the year	-	-	-	(35)	(35)
As of December 31, 2011	-	-	-	1,087	1,087
Credits for the year	-	(1,059)	-	(35)	(1,094)
As of December 31, 2012	-	(1,059)	-	1,052	(7)
Charges/(Credits) for the year	1,245	(5,854)	(3,901)	(35)	(8,545)
As of December 31, 2013	1,245	(6,913)	(3,901)	1,017	(8,552)

Hengda and Hengdali, the Company’s PRC subsidiaries, have cumulative undistributed earnings of RMB1,076,028,000, RMB1,056,030,000 and RMB827,915,000 as of December 31, 2013, 2012 and 2011, which are included in consolidated retained earnings. Deferred tax liabilities of RMB1,245,000, nil and nil have been recognized to the extent of distributable profits earned by Hengda for the years ended 31 December 2013, 2012 and 2011. No provision has been made for deferred taxes related to future repatriation of the remaining earnings, as the Company controls the dividend policy of these PRC subsidiaries and it has been determined that it is probable that these profits will not be distributed in the foreseeable future. If the Company were to distribute these cumulated earnings in the foreseeable future, the deferred tax liabilities of RMB53,801,000, RMB52,802,000 and RMB41,396,000 would be recognized as of December 31, 2013, 2012 and 2011, respectively.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	(LOSS)/EARNINGS PER SHARE

	For the year ended December 31,
	2013	2012	2011
(Loss)/profit attributable to holders of ordinary shares (RMB’000):	(2,032)	243,831	294,439

Weighted average number of ordinary shares outstanding used in computing basic (loss)/income per share	20,430,838	20,430,838	18,254,002
Contingent shares (Note 20)	-	-	2,176,836
Weighted average number of ordinary shares outstanding used in computing diluted (loss)/income per share	20,430,838	20,430,838	20,430,838

(Loss)/earnings per share - basic (RMB)	(0.10)	11.93	16.13

(Loss)/earnings per share - diluted (RMB)	(0.10)	11.93	14.41

10.	GOODWILL

	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Carrying amount
At end of the year	3,735	3,735	3,735

On January 8, 2010, the Company consummated the acquisition of all voting equity interests of Hengdali (which is considered to be a CGU), and the excess of the consideration transferred over the fair value of the identifiable net assets acquired is recorded as goodwill (Note 24).

The Company performs a goodwill impairment test annually. No impairment loss was recognized for the years ended December 31, 2013, 2012 and 2011.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Plant and Machinery	Motor Vehicles	Office Equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2011	215,824	320,489	6,548	1,840	544,701
Additions	116,739	324,866	-	-	441,605
Disposals	-	(32,610)	-	-	(32,610)
At December 31, 2011	332,563	612,745	6,548	1,840	953,696
Additions	-	18,542	-	978	19,520
Disposals	-	(14,542)	-	(875)	(15,417)
At December 31, 2012	332,563	616,745	6,548	1,943	957,799
Additions	11,272	85,706	-	90	97,068
Disposals	-	(28,302)	-	-	(28,302)
At December 31, 2013	343,835	674,149	6,548	2,033	1,026,565

Accumulated depreciation
At January 1, 2011	4,246	77,517	2,776	1,001	85,540
Depreciation charge	6,462	41,140	608	200	48,410
Disposals	-	(23,683)	-	-	(23,683)
At December 31, 2011	10,708	94,974	3,384	1,201	110,267
Depreciation charge	7,830	57,576	569	211	66,186
Disposals	-	(13,806)	-	(831)	(14,637)
At December 31, 2012	18,538	138,744	3,953	581	161,816
Depreciation charge	8,014	60,669	562	308	69,553
Disposals	-	(7,382)	-	-	(7,382)
At December 31, 2013	26,552	192,031	4,515	889	223,987

Carrying amount
At December 31, 2011	321,855	517,771	3,164	639	843,429
At December 31, 2012	314,025	478,001	2,595	1,362	795,983
At December 31, 2013	317,283	482,118	2,033	1,144	802,578

All property, plant and equipment held by the Company are located in the PRC.

The Company’s buildings are situated on land under medium-term land use rights.

For the buildings owned collectively by the Company and other three unrelated companies, the cost of buildings are stated according to the amounts paid by the Company for its part of buildings, which represent the Company’s interests in the buildings. Buildings are depreciated over their expected useful lives of 40 years. These buildings’ cost was RMB3,363,000, and accumulated depreciation of these buildings was RMB1,306,000, RMB1,194,000 and RMB1,082,000 at December 31, 2013, 2012 and 2011, respectively. These buildings with a carrying value of approximately RMB2,057,000, RMB2,169,000 and RMB2,281,000 were pledged to secure the Company’s interest-bearing bank borrowings at December 31, 2013, 2012 and 2011, respectively (Note 19).

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

No impairment loss was made to the carrying amounts of the property, plant and equipment for 2013, 2012 and 2011.

Loss on disposal of property, plant and equipment in 2013, 2012 and 2011 was RMB18,926,000, RMB512,000 and RMB1,155,000, respectively.

12.	LAND USE RIGHTS

The Company’s land use rights are under medium-term leases in the PRC, and are analyzed for reporting purposes as follows:

	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2011, December 31, 2011, 2012 and 2013	32,619	32,619	32,619

Accumulated amortization
At beginning of the year	(2,021)	(1,352)	(683)
Amortization	(669)	(669)	(669)
	(2,690)	(2,021)	(1,352)
Carrying amount
At December 31	29,929	30,598	31,267

All the land use rights of the Company were pledged to the banks as securities for the Company’s interest-bearing bank borrowings at December 31, 2013, 2012 and 2011 respectively (Note 19).

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	INVENTORIES

	As of December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Raw materials	52,881	38,154	51,267
Work in progress	5,663	5,315	6,228
Finished goods	248,892	247,134	234,286
	307,436	290,603	291,781

The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	For the year ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Carrying amount of inventories sold	853,455	1,052,455	1,020,847
Write down of inventories	23,414	4,237	-
	876,869	1,056,692	1,020,847

14.	TRADE RECEIVABLES

	As of December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Trade receivables	490,989	455,885	473,209
Less: provision for impairment	-	-	-
	490,989	455,885	473,209

The Company’s trade receivables are denominated in Renminbi and non-interest bearing. In 2011, the credit period granted to distributors was generally for a period within 90 days. Since the end of 2012, the Company had extended the collection period to 150 days to address funding pressures of its distributors. Other customers were granted a credit period of 90 days in the years ended December 31, 2013, 2012 and 2011.

All of the trade receivables are expected to be recovered within one year. An aging analysis of the Company's trade receivables, based on the invoice date, is as follows:

	As of December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Within 90 days	257,707	287,036	473,209
Between 3 and 6 months	233,282	168,849	-
	490,989	455,885	473,209

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

An aging of trade receivables that were neither past due nor impaired or past due but not impaired, is as follows:

		Past due but not impaired
	Neither past
	due nor	Less than	31 to	Over
	impaired	30 days	120 days	120 days	Sub-total	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

December 31, 2011	473,209	-	-	-	-	473,209
December 31, 2012	455,885	-	-	-	-	455,885
December 31, 2013	490,989	-	-	-	-	490,989

Receivables that were neither past due nor impaired relate to a large number of customers for whom there was no recent history of default. All amounts are short-term. The Company does not hold any collateral over these receivables.

The net carrying value of trade receivables is considered a reasonable approximation of fair value.

As of December 31, 2013, the Company is exposed to certain credit risks as 8% and 21% of the total trade receivables were due from the Company's largest and the five largest customers, respectively.

As of December 31, 2012, the Company is exposed to certain credit risks as 13% and 23% of the total trade receivables were due from the Company's largest and the five largest customers, respectively.

As of December 31, 2011, the Company is exposed to certain credit risks as 3% and 13% of the total trade receivables were due from the Company's largest and the five largest customers, respectively.

15.	OTHER RECEIVABLES AND PREPAYMENTS

	As of December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Prepayments	2,160	4,092	8,679
Deposit to stock transfer agent	11,831	-	-
VAT recoverable	1,534	-	17,698
	15,525	4,092	26,377

An amount of RMB11,831,000 was paid to the stock transfer agent to meet dividend obligations declared before December 31, 2013 and paid in January 2014 (note 22).

All of the other receivables and prepayments are expected to be recovered or recognized as expense within one year. The net carrying value of these balances is considered a reasonable approximation of fair value.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	RESTRICED CASH AND CASH AND BANK BALANCES

	As of December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Cash on hand	42	28	44
Cash at banks	28,806	89,420	42,105
Cash and bank balances	28,848	89,448	42,149
Restricted cash	37,359	-	-
	66,207	89,448	42,149

Restricted cash and cash and bank balances are denominated in the following currencies:

	As of December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Renminbi	55,467	88,837	40,120
Hong Kong dollars	2	41	1
US dollars	10,738	570	2,028
	66,207	89,448	42,149

Bank balances denominated in Renminbi are deposited with banks in the PRC and are not freely convertible to foreign currencies. The conversion of these RMB denominated balances into foreign currencies is subject to the foreign exchange control rules and regulations promulgated by the PRC Government.

Bank balances denominated in US dollars are mainly held in bank accounts in Hong Kong and the United States of America.

Cash at banks and bank deposits comprise cash held by the Company and short-term bank deposits with an original maturity of three months or less. The deposits carry interest at prevailing market rates.

As of December 31, 2013, the Company has restricted cash of RMB37,359,000 (2012 and 2011: nil), of which RMB28,872,000 was used as collateral for the Company’s bank borrowings (Note 19) and RMB8,487,000 was used as collateral for the Company’s financial derivatives Note (29(b)). They were temporarily not available for general use by the Company.

17.	TRADE PAYABLES

	As of December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Trade payables	152,572	115,123	252,682

Trade payables are denominated in Renminbi, non-interest bearing and generally settled on 30-day to 120-day terms. All of the trade payables are expected to be settled within one year. The carrying value of trade payables is considered to be a reasonable approximation of fair value.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.	ACCRUED LIABILITIES AND OTHER PAYABLES

	As of December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Accrued liabilities	10,880	12,774	18,235
VAT payables	303	11,799	3,787
Dividend payable (Note 15 and 22)	11,831	-	-
Deposits received	19,800	21,800	21,000
Others	326	-	-
	43,140	46,373	43,022

Accrued liabilities and other payables are denominated in the following currencies:

	As of December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Renminbi	31,170	46,326	42,951
US dollars	11,970	47	71
	43,140	46,373	43,022

Accrued liabilities consist mainly of accrued rental, wages and utility expenses.

Deposits received represent deposits from the Company’s distributors. The Company usually requests a deposit from RMB400,000 to RMB1,000,000 from new distributors upon signing a distributorship agreement as security for the performance of their obligations under the distributorship agreement.

The carrying value of accrued liabilities and other payables is considered to be a reasonable approximation of fair value.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.	INTEREST- BEARING BANK BORROWINGS (SECURED)

	As of December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Short-term bank borrowings - repayable within one year – shown under current liabilities	99,652	10,000	125,000
Long-term bank borrowings - repayable more than one year but not more than 5 years – shown under non-current liabilities	-	50,000	60,000
	99,652	60,000	185,000

Bank borrowings are denominated in the following currencies:

	As of December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Renminbi	60,000	60,000	185,000
US dollars	39,652	-	-
	99,652	60,000	185,000

The exposure of the Company’s loans is as follows:

	As of December 31,
	2013		2012		2011
	Effective interest rates %	RMB’000	Effective interest rates %	RMB’000	Effective interest rates %	RMB’000

Fixed rate borrowings:	7.80%	10,000	-	-	-	-
Variable rate borrowings:	2.44% - 7.07%	89,652	6.62% - 7.34%	60,000	6.63% - 8.57%	185,000
		99,652		60,000		185,000

All of the Company’s bank borrowings are carried at amortized cost. The carrying values of the Company’s bank borrowings approximate to fair value.

The Company’s banking facilities are pledged by bank deposits (Note 16), the Company’s buildings and land use rights (Notes 11 and 12), land use rights of third parties and guaranteed by related parties (Note 25), a subsidiary of the Company and third parties. As of December 31, 2013, 2012 and 2011, such banking facilities were utilized to the extent of RMB99,652,000, RMB60,000,000 and RMB185,000,000, respectively.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of the end of the reporting periods, the Company has the following undrawn bank borrowing facilities:

	As of December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Variable-rate
– expiring within one year	81,154	40,000	-

20.	SHARE CAPITAL

	As of December 31,
	2013		2012		2011
	Number of shares	US$ ‘000	Number of shares	US$ ‘000	Number of shares	US$ ‘000
Authorized:
Ordinary shares of US$0.001 each
At January 1 and December 31	51,000,000	51	51,000,000	51	51,000,000	51

	2013			2012			2011
	Number of shares	RMB ‘000		Number of shares	RMB ‘000		Number of shares	RMB ‘000
Issued:	20,430,838	137		23,430,838	157		23,430,838	157
Outstanding and fully paid: Ordinary shares of US$0.001 each
At January 1	20,430,838	137		18,254,002	124		16,459,202	112
Issuance to Mr. Wong Kung Tok for achieving the 2010 performance threshold	-	-		-	-		1,794,800	12
Issuance to Mr. Wong Kung Tok for achieving the 2011 performance threshold	-	-		2,176,836	13		-	-
At December 31	20,430,838	137	(2)	20,430,838	137	(2)	18,254,002	124	(1)

(1)	Equivalent to US$18,000
(2)	Equivalent to US$20,000

On November 21, 2007, CHAC consummated its initial public offering, or IPO, of 12,800,000 units, including 800,000 units subject to an over-allotment option, with each unit consisting of one ordinary share, US$0.001 par value per share, and one warrant to purchase one ordinary share at an exercise price of US$7.50 per share. The units were sold at an offering price of US$10.00 per unit, generating total gross proceeds of US$ 128,000,000. Simultaneously with the consummation of the IPO, CHAC consummated the private sale of 2,750,000 warrants to CHAC’s founders at a price of US$1.00 per warrant, generating total proceeds of US$2,750,000. CHAC’s founders had 3,200,000 ordinary shares as founding shares.

All ordinary shares are equally eligible to receive dividends and represent one vote at shareholders’ meetings of the Company.

Each warrant entitled the holder to purchase shares at US$7.50 per share, subject to adjustment in the event of stock dividends and splits, reclassifications, combinations and similar events for a period commencing on the later of: (a) completion of the business combination and (b) one year from the closing date of the IPO, and ending November 16, 2012. On November 16, 2012, all of the share purchase warrants expired and ceased to trade.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On November 20, 2009, pursuant to the acquisition agreement, China Ceramics acquired all of the issued and outstanding shares of Success Winner held by Mr. Wong Kung Tok in exchange for US$10.00 and 5,743,320 shares of China Ceramics. In addition, 8,185,763 shares of China Ceramics were placed in escrow (the “Contingent Shares”) and for release to Mr. Wong Kung Tok in the event certain earnings and stock price thresholds are achieved. Of the Contingent Shares, up to 5,185,763 Contingent Shares could have been released based on achieving growth in either net earnings before tax or net earnings after tax, following the completion of an annual audit. Additionally, 3,000,000 Contingent Shares could have been released if China Ceramics shares closed at or above certain share price targets for any twenty trading days within a thirty trading day period prior to April 30, 2012. The Contingent Shares were to be released without regard to continued employment and were only contingent on future earnings and the stock price of China Ceramics. On May 24, 2010, the Company issued 1,214,127 shares to Mr. Wong Kung Tok based on the audited earnings before tax result for the fiscal year 2009. On April 7, 2011, the Company issued 1,794,800 shares to Mr. Wong Kung Tok based on the audited earnings before tax result for the fiscal year 2010. On April 3, 2012, the Company issued 2,176,836 shares to Mr. Wong Kung Tok based on the audited earnings before tax result for the fiscal year 2011. No further Contingent Shares may be issued to Mr. Wong Kung Tok. The issuance of the Contingent Shares is accounted for as a stock dividend.

The share price targets for the issuance of the additional 3,000,000 Contingent Shares were not met by April 30, 2012.

Also, concurrent with the Success Winner Acquisition, the Company purchased an aggregate of 11,193,149 ordinary shares from the public stockholders for an aggregate purchase price of approximately RMB752.2 million in transactions intended to assure the successful completion of the business combination. In connection with the closing of the Success Winner Acquisition, the CHAC’s founders forfeited 1,600,000 of their founders’ shares to CHAC for cancellation.

On May 25, 2010, the Company purchased 996,051 public warrants from four warrant holders (all managed by a single entity) at a price of US$1.00 per warrant in a privately negotiated transaction. The total amount paid to purchase the public warrants was US$996,051 (equivalent to RMB6,803,000) and has been deducted from shareholders’ equity.

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

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On November 24, 2010, the Company closed an underwritten public offering of 3,350,000 shares at a price of US$7.75 per share for gross proceed of approximately RMB172.7 million. The total net proceeds of the offering to the Company, after deduction of underwriters’ commissions and discounts and estimated transaction expenses, were approximately RMB159.6 million.

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

The reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.

c)	Merger reserve

The merger reserve of the Company represents the difference between the nominal value of the shares of the subsidiaries acquired in the Hengda Reorganization (Note 1) over the nominal value of the shares of the Company issued in exchange thereof.

d)	Share-based payment reserve

After the successful consummation of the reverse recapitalization, Mr. Wong Kung Tok, the former sole shareholder of Success Winner, allotted a total of 1,521,528 China Ceramics’ ordinary shares to two financial advisors for their financial advisory services related to the recapitalization activities. The shared based payment reserve represents the fair value of these allotted shares measured based on the average market price over the service periods.

The share-based payment reserve also represents the equity-settled share options granted to employees (Note 23). The reserve is made up of the cumulative value of services received from employees recorded over the vesting period commencing from the grant date of equity-settled share options, and is reduced by the expiry or exercise of the share options.

e)	Reverse recapitalization reserve

The reverse recapitalization reserve arises as a result of the method of accounting for the Success Winner Acquisition. In accordance with IFRS, the acquisition has been accounted for as a reverse recapitalization.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.	DIVIDENDS

The Company paid a cash dividend of US$0.10 (equivalent to RMB0.61) per share each on July 13, 2013 and January 14, 2014, respectively, to its shareholders which totaled in aggregate US$4.1 million (equivalent to RMB24.9 million gross, RMB23.66 million net of 5% PRC withholding tax (Note 8)).

After the end of the reporting period on February 25, 2014, the Company declared two semi-annual cash dividends, each of US$0.0125 per share (equivalent to RMB0.08). The first cash dividend of US$0.0125 per share (equivalent to RMB0.08), totaled US$243,000 (equivalent to RMB1.5 million) (net of 5% PRC withholding tax) was paid on July 14, 2014 based on a record date of June 13, 2014. The second dividend of US$0.0125 per share (equivalent to RMB0.08) will be paid on January 14, 2015 with based on a record date of December 12, 2014. The dividend has not been recognized as a liability as of December 31, 2013.

23.	SHARE-BASED EMPLOYEE REMUNERATION

At the annual meeting on December 27, 2010, the shareholders of the Company approved the 2010 Incentive Compensation Plan (“the Plan”), which was designed to retain directors and senior management. In accordance with the Plan, the Company granted an aggregate of 1,130,000 stock options to the Company’s then directors (Huang Jia Dong, Su Wei Feng, Su Pei Zhi, Paul K. Kelly, Cheng Yan Davis, Ding Wei Dong and William L. Stulginsky) and executives (Hen Man Edmund), upon the approval by the Board of Directors on January 27, 2011, the grant date. The exercise price of the share options granted is US$7.65 per share and the share options are valid for a period of 5 years from January 27, 2011 to January 27, 2016. One-fourth of the options granted vested on the grant date and and additional one-fourth of the options will vest on the one-year anniversary of the grant date.

Share options and weighted average exercise prices are as follows for the reporting periods presented:

	Number of	Weighted average exercise price
	shares	US$
Outstanding at January 1, 2011	-	-
Granted	1,130,000	7.65
Forfeited	-
Exercised	-	-
Outstanding at December 31, 2011 and 2012	1,130,000	7,.65
Forfeited	(20,000)	7.65
Exercised	-	-
Outstanding at December 31, 2013	1,110,000	7.65

Exercisable at December 31, 2011	282,500	7.65
Exercisable at December 31, 2012	565,000	7.65
Exercisable at December 31, 2013	832,500	7.65

The total fair value of the share options granted under the Plan is RMB25,643,000. The fair values of options granted were determined using a variation of the Black-Scholes Option Pricing Model that takes into account factors specific to the share incentive plans, such as the vesting period. The following principal assumptions were used in the valuation:

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Grant date		January 27, 2011
Vesting period ends		January 27, 2014
Share price at date of grant	US$	7.65
Exercise price at date of grant	US$	7.65
Volatility		65%
Option life		5 years
Dividend yield		0%
Risk-free interest rate		1.98%
Fair value at grant date	US$	3.52
Weighted average remaining contractual life		3.25 years

The underlying expected volatility was determined by reference to historical data of the Company’s shares over a period of time, adjusted for any expected changes to future volatility based on publicly available information. Expected dividends are based on historical dividends. Changes in the subjective input assumptions could materially affect the fair value estimate.

For the years ended December 31, 2013, 2012 and 2011, employee remuneration expense (all of which related to equity-settled share-based payment transactions) of RMB2,117,000, RMB5,651,000 and RMB17,295,000, respectively, has been included in profit or loss and credited to the share-based payment reserve.

24.	BUSINESS COMBINATIONS

On January 8, 2010, the Company consummated the acquisition of all voting equity interests of Hengdali, a company that manufactures and sells ceramics tiles used for exterior siding and for interior flooring, for a total cash consideration of RMB185,517,000. The acquisition is intended to increase the Company’s production capacity and reduce costs through economies of scale.

Details of the purchase consideration, the net assets acquired and goodwill are as follows:

Fair value RMB’000
Cash and cash equivalents	3,822
Property, plant and equipment	206,532
Land use rights	32,439
Inventories	11,473
Receivables	400
Payables	(11,728)
Borrowings	(60,000)
Deferred tax liability	(1,156)
Total identified assets	181,782
Goodwill	3,735
Purchase consideration, satisfied in cash	185,517

The goodwill is attributable to Hengdali’s strong production capacity, foreseeable profitability and synergies expected to arise from the economies of scale after the acquisition. None of the goodwill is expected to be deductible for tax purposes.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25.	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	The following are significant related party transactions entered into between the Company and its related parties at agreed rates:

	For the year ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Service fees paid to Stuart Management Co.	503	526	542

	As of December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Amounts owed to related parties	8,539	4,796	1,327

Pursuant to an administrative services agreement dated as of December 1, 2009 between the Company and Stuart Management Co., an affiliate of Paul K. Kelly, an ex-director, the Company pays US$7,000 (equivalent to RMB44,000) a month plus out-of-pocket expenses to Stuart Management Co. for administrative services. The initial one-year term began on December 1, 2009, and the agreement automatically renews for successive one-year terms unless either party notifies the other of its intent not to renew. During the term of the agreement, Stuart Management Co. will provide the Company with general administrative services, including acting as the Company’s administrative agent in the United States and the British Virgin Islands, and allow the Company to utilize certain of its office space for meetings. The agreement was renewed to reduce the amount to US$4,900 (equivalent to RMB31,000) a month in December 2013.

Mr. Huang Jia Dong, the founder and Chairman of Hengda and the Chief Executive Officer and one of the directors of the Company, and a holder of approximately 40.3% equity interests of the Company as of April 22, 2013, and Mr. Wong Kung Tok, formerly one of the Company’s significant shareholders, provide working capital loans to the Company from time to time during the normal course of its business. These loans amounted to RMB8,539,000, RMB4,796,000, and RMB1,327,000 as of December 31, 2013, 2012 and 2011, respectively. These loans are interest free, unsecured and repayable on demand. They remain outstanding as of December 31, 2013. Mr. Huang and Mr. Wong are brothers-in-law.

(b)	Mr. Huang Jia Dong and Su Pei Zhi provide personal guarantees to the Company for the loans. The guarantees amounted to RMB102,800,000, RMB180,000,000 and RMB180,000,000 as of December 31, 2013, 2012 and 2011, respectively. Mr. Su resigned as a director on April 27, 2014 but remains as the Company’s sales deputy general manager.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26.	COMMITMENTS

a)	Operating lease commitments

The Company leases production factories, warehouses and employees’ hostel from unrelated parties under non-cancellable operating lease arrangements. The leases have varying terms and the total future minimum lease payments of the Company under non-cancellable operating leases are payable as follows:

	As of December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Within one year	11,552	11,552	10,573
After one year and within five years	6,060	17,612	25,108
	17,612	29,164	35,681

The leases typically run for an initial period of three to five years, with an option to renew the lease when all terms are renegotiated. Lease payments are usually increased every five years to reflect market rentals. None of the leases includes contingent rentals.

b)	Capital commitments

The Company’s capital expenditures consist of expenditures on property, plant and equipment and capital contribution. Capital expenditures contracted for at the balance sheet date but not recognized in the financial statements are as follows:

	As of December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Contracted for capital commitment in respect of capital contribution to its wholly foreign owned subsidiary in the PRC:
– Hengda (Note)	14,047	22,867	22,867

Property, plant and equipment	-	1,392	1,392

Note:	The Company paid up the remaining capital of Hengda of RMB14,047,000 in 2014.

c)	Other commitments

The Company had the following other commitments:

	Year ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Advertising expenditure contracted but not provided for in the financial statements	6,200	1,260	3,150

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27.	FINANCIAL RISK MANAGEMENT

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

Except as disclosed in (d), the Company does not hold or issue derivative financial instruments for trading purposes or to hedge against fluctuations, if any, in interest rates and foreign exchange rates.

(a)	Credit risk

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

Cash and bank balances

The Company’s bank deposits are placed with reputable banks in the PRC, Hong Kong and the United States, which management believes are of high credit quality. The Company performs periodic evaluations of the relative credit standing of these financial institutions.

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

The Company performs ongoing credit evaluations of its customers’ financial condition and requires no collateral from its customers. The provision for impairment loss for doubtful debts is based upon a review of the expected collectability of all trade and other receivables.

The Company’s concentration of credit risk by geographical location is wholly in the PRC as of December 31, 2013, 2012 and 2011. Further details of the Company’s concentration of credit risk are set out in Note14.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(b)	Liquidity risk

The Company’s policy is to regularly monitor current and expected liquidity requirements and its compliance with loan covenants to ensure that it maintains a sufficient amount of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

The following table details the Company’s remaining contractual maturities for its financial liabilities. The table has been drawn up based on undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay. The table includes both interest and principal cash flows. To the extent that interest flows are at a floating rate, the undiscounted amount is calculated based on interest rate at the end of the reporting periods:

	As of December 31, 2013
	Within 1 year	More than 1 year but less than 3 years	Total contractual undiscounted cash flow	Carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000
Trade payables	152,572	-	152,572	152,572
Amounts owed to related parties	8,539	-	8,539	8,539
Interest-bearing bank borrowings	103,280	-	103,280	99,652
Total	264,391	-	264,391	260,763

	As of December 31, 2012
	Within 1 year	More than 1 year but less than 3 years	Total contractual undiscounted cash flow	Carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000
Trade payables	115,123	-	115,123	115,123
Amounts owed to related parties	4,796	-	4,796	4,796
Interest-bearing bank borrowings	14,096	52,321	66,417	60,000
Total	134,015	52,321	186,336	179,919

	As of December 31, 2011
	Within 1 year	More than 1 year but less than 3 years	Total contractual undiscounted cash flow	Carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000
Trade payables	252,682	-	252,682	252,682
Amounts owed to related parties	1,327	-	1,327	1,327
Interest-bearing bank borrowings	133,886	66,475	200,361	185,000
Total	387,895	66,475	454,370	439,009

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(c)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates.

The Company’s exposure to interest rate risk arises primarily from the Company’s interest-bearing bank deposits and borrowings. As of December 31, 2013, the interest rates and terms of repayment of the bank borrowings are disclosed in Note 19.

The Company is exposed to fair value interest rate risk in relation to its fixed-rate bank borrowings. Bank borrowings subject to fixed interest rates are contractually repriced at intervals of 12 months. The Company currently does not have an interest rate hedging policy. However, the management monitors interest rate exposure and will consider other necessary actions when significant interest rate exposure is anticipated.

The Company is also exposed to cash flow interest rate risk related to bank balances and cash held at financial institutions carried at the prevailing market rate borrowings and variable-rate bank borrowing.

At December 31, 2013, if average interest rate on the Company’s variable-rate bank borrowings had been 50 basis point higher/lower, loss before tax for the year ended December 31, 2013 would have been increased/decreased by RMB448,000/RMB 448,000 (2012: decreased/increased profit before tax by approximately RMB 300,000/RMB 300,000, 2011: decreased/increased profit before tax by approximately RMB 925,000 /RMB 925,000).

(d)	Foreign currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk arises when transactions are denominated in foreign currencies.

The Company is mainly exposed to foreign exchange risk arising from future commercial transactions, recognized assets and liabilities denominated in currencies other than the functional currency of the group entities to which they relate. The Company’s operations are primarily conducted in the PRC. All the sales and purchases transactions are denominated in RMB. As such, the operations are not exposed to exchange rate fluctuation.

As of December 31, 2013, 2012 and 2011, nearly all of the Company’s monetary assets and monetary liabilities were denominated in RMB except that as of December 31, 2013, certain bank balances (Note 16), bank borrowings (Note 19) and other payables (Note 18) were denominated in f US dollars.

The Company entered into foreign currency forward contracts for investment purposes. The net fair value of foreign exchange forward contracts entered into by the Company at December 31, 2013 was RMB44,000 and has been recognized as derivative financial instruments.

At December 31, 2013, if RMB had weakened/strengthened by 4% against US$ with all other variables held constant, post-tax loss for the year would have been approximately RMB35,012,000 higher/lower, mainly as a result of fair value (including foreign exchange) losses/gains on these foreign currency forward contracts.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(e)	Fair value measurements

(i)	Financial instruments carried at fair value

Fair value hierarchy

The following table presents the fair value of the Company’s financial instruments measured at the end of the reporting period on a recurring basis, categorized into the three-level fair value hierarchy as defined in IFRS 13 Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

■	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

■	Level 2: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)

■	Level 3: inputs for the assets or liability that are not based on observable market data (that is, unobservable inputs).

The Company’s directors are responsible to determine the appropriate valuation techniques and inputs for fair value measurements.

The following table shows the fair value measurement hierarchy for assets and liabilities as of December 31, 2013:

Recurring fair value measurements	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Derivative financial instruments – foreign exchange forward contracts	-	44	-	44

There were no transfers between Level 1 and Level 2 during the year ended December 31, 2013.

Derivative financial instruments (Level 2)

During 2013, the Company bought a CHN Target Redemption Forward from Taishin International Bank, a kind of financial product, for investing purpose. The financial product meets the definition of derivative: No initial net investment, value changes in response to the change of exchange rate (US$ vs RMB) and is settled at a future date.

The notional principal amounts of the outstanding foreign exchange forward contracts at December 31, 2013 are US$14,000,000. These foreign exchange forward contracts are expected to mature at various dates within 12 months.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2013, the Company recognized the fair value of the derivative based upon the MTM (Mark to market) report provided by Taishin International Bank, determined using forward exchange market rates at the end of the reporting period.

Subsequent to December 31, 2013, RMB depreciated against US$. According to the MTM report provided by Taishin International Bank as of June 30, 2014, the market value of this product, resulted in a liability, for the Company to unwind (sell) the product of RMB 56,177,000.

(ii)	Financial assets and liabilities measured at other than fair value

The carrying amounts of the Company’s other financial instruments carried at cost or amortized cost approximate their fair values as of December 31, 2013, 2012 and 2011.

28.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are:

(i)         To safeguard the Company’s ability to continue as a going concern and to be able to service its debts when they are due;

(ii)        To maintain an optimal capital structure so as to maximize shareholder value; and

(iii)       To maintain a strong credit rating and healthy capital ratios in order to support the Company’s stability and growth.

The Company actively and regularly reviews and manages its capital structure to ensure optimal shareholder returns, taking into consideration the future capital requirements of the Company and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities. The Company manages its common shares and stock options as capital.

The Company is not subject to externally imposed capital requirements, except for, as disclosed in Note 21(a), the Company’s PRC subsidiary is required by the Foreign Enterprise Law of the PRC to contribute to and maintain a non-distributable statutory reserve fund whose utilization is subject to approval by the Board of Directors. This externally imposed capital requirement has been complied with by the PRC subsidiary for the financial years ended December 31, 2013, 2012 and 2011.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, increase share capital, obtain new borrowings or sell assets to reduce debt.

There were no changes in the Company’s overall approach to capital management during the report periods.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The capital structure of the Company consists of debts (which include borrowings, less cash and cash equivalents) and equity attributable to shareholders of the Company (comprising issued capital and reserves). The Company monitors capital on the basis of the debt to capital ratio, which is calculated as net debts divided by equity attributable to shareholders of the Company

	As of December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Interest-bearing bank borrowings	99,652	60,000	185,000
Amounts owed to related parties	8,539	4,796	1,327
Total debt	108,191	64,796	186,327
Less: Cash and cash equivalents (excluding restricted bank balances)	(28,848)	(89,448)	(42,149)
Net debts	79,343	(24,652)	144,178
Equity attributable to shareholders of the Company	1,419,572	1,443,190	1,193,739
Gearing ratio	5.6%	Not applicable	12.1%

29.	EVENTS AFTER THE REPORTING PERIOD

(a)	On February 25, 2014, the Company announced that the first of its announced two semi-annual cash dividends of $0.0125 per share (equivalent to RMB0.08) will be payable on July 14, 2014 to shareholders of record as of June 13, 2014. The second cash dividend will be paid on January 14, 2015 based on a record date of December 12, 2014. On July 14, 2014, dividends (net of 5% PRC withholding tax) of RMB1,469,000(US$243,000) were paid.

(b)	During 2013, the Company entered into certain foreign currency transaction agreements with a financial institution related to the movement of the Renminbi against the U.S. dollar. The Company recorded realized and unrealized fair value gains on these agreements totaling RMB3,346,000 for the year ended December 31, 2013. In 2014, as the Renminbi depreciated against the U.S. dollar, the Company incurred realized and unrealized losses totaling RMB70,312,000 ($11,615,000) for the six months ended June 30, 2014 in connection with these agreements.

In June 2014, the Company, it’s Chief Executive Officer and its Audit Committee set out to attempt to terminate the foreign currency transaction agreements as to the Company; and to reach a resolution that would deplete the Company’s liquid assets by virtue of the Company having entered into the foreign currency transaction agreements. Ultimately the Chief Executive Officer agreed to cause an entity controlled by him to assume those agreements and the liabilities arising under those agreements. On July 31, 2014, Sound Treasure Limited, the Company’s largest shareholder and an affiliate of the Company’s Chief Executive Officer, entered into a three party agreement (the “Novation”) with the financial institution that originated the foreign currency transaction agreements and the Company. Under the Novation, Sound Treasure Limited assumed these agreements and all assets (mainly deposits placed with the financial institution) and all existing and future liabilities arising under these agreements, and the Company was released from the liabilities arising under the foreign currency transaction agreements. As a result, the Company will not be required to fund any losses related to these agreements, and the Company will neither suffer any future liabilities arising under those agreements nor enjoy any benefit arising under those agreements.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At the time that each of the foreign currency transaction agreements was established with the financial institution, the Company was required to deposit monies with the financial institution. RMB 6.7 million of a total of RMB 15.1 million in deposits were funded on behalf of the Company by Wong Kung Tok (who is the brother-in-law of the Company’s Chief Executive Officer) at the request of our Chief Executive Officer, and were included in a total of RMB 40.2 million in loans owed by the Company to Wong Kung Tok as of July 9, 2014. In connection with the Novation discussed above, our Chief Executive Officer, Sound Treasure Limited and Wong Kung Tok entered into an agreement with the Company (the “Offset Agreement”) pursuant to which loans totaling RMB20.7 million owed by the Company to Wong Kung Tok as of the date of the Offset Agreement (the Loans) were transferred to Sound Treasure Limited and then were forgiven by Sound Treasure Limited; and in return the Company agreed to forego any claim to RMB15.1 million in Deposits under the foreign currency transaction agreements which were transferred to Sound Treasure Limited pursuant to the Novation. As a result of these transactions Sound Treasure Limited released the Company from liabilities aggregating RMB87.8 million and the Company transferred ownership of RMB15.1 million in Deposits held at the financial institution from the Company to Sound Treasure Limited. Except as disclosed above neither the Company’s Chief Executive Officer nor any affiliate of the Chief Executive Officer received any remuneration for agreeing to assume the foreign currency transaction agreements. The material terms of the Novation and the Sound Treasure Agreement were reviewed and approved by the Audit Committee. As a result of the Novation and the Offset Agreement, approximately RMB87.8 million in liabilities on the Company’s books will be extinguished in the third quarter of 2014 and Additional Paid-In Capital will be increased by approximately RMB72.7 million.

(c)	Legal proceedings

The Company and certain of its current and former officers and directors are defendants in class action cases pending in the United States District Court for the Southern District of New York.

On June 6, 2014, Robert Pollock brought an action styled No. 14-CV-04100, Robert Pollock, et al., v. China Ceramics Co., Ltd., Huang Jia Dong, Su Pei Zhi, Hen Man Edmund, Ding Wei Dong, Paul K. Kelly, Cheng Yan Davis, William L. Stulginsky, Su Wei Feng, Shen Cheng Liang and Jianwei Liu, in the United States District Court for the Southern District of New York. In this action, the plaintiff purports to bring a federal securities fraud class action on behalf of purchasers of the publicly traded securities of China Ceramics between March 30, 2012 and May 1, 2014. The action asserts that the defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 by making certain false and misleading statements and omissions to the investing public regarding the Company’s business operations, management, and future prospects. The complaint also alleges liability against the individual defendants under Section 20(a) of the Exchange Act.

On June 16, 2014, Roger Artinoff brought an action styled 14-CV-04312, Roger Artinoff, et al., v. China Ceramics Co., Ltd., et al., in the United States District Court for the Southern District of New York. On July 2, 2014, Richard Finlayson brought an action styled 14-CV-04997, Richard Finlayson, et al., v. China Ceramics Co., Ltd., et al., in the United States District Court for the Southern District of New York. These actions make allegations against the defendants substantially similar to those made in the Pollack action.

The Company plans to defend vigorously in these lawsuits. Although it is unable to predict the final outcome of these proceedings, the Company does not believe that the final results will have a material effect on its consolidated financial condition, results or operations, or cash flows.

