Form 20-F/A
period 2013-12-31
China Ceramics Co., Ltd
filed 2014-08-01
CIK 1470683

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
(Amendment No. 1)

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

Yes ☐ No ☒

EXPLANATORY NOTE

In the Annual Report on Form 20-F of China Ceramics Co., Ltd. (the “Company”) for the year ended December 31, 2013, the Company reported that it had terminated the engagement of Grant Thornton (Shanghai, PRC) (“GT”), our principal independent registered public accountants at the time of their termination, and provided certain disclosures relating to that termination. In connection with such disclosures, the Company was obligated to provide GT with a copy of the disclosures and request that it provide a letter to the SEC responding to such disclosures. Attached as Exhibit 99.1 is a copy of the letter of GT to the SEC. Except for Item 19 (Exhibits), no changes have been made to the previously filed Annual Report.

2

PART II

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of China Ceramics Co., Ltd.(1)
1.2	Memorandum and Articles of Association of Success Winner Limited(2)
1.3	Memorandum and Articles of Association of Stand Best Creation Limited(2)
1.4	Operation Charter of Jinjiang Hengda Ceramics Co., Ltd.(2)
2.1	Specimen Unit Certificate(3)
2.2	Specimen Common Stock Certificate(3)
3.1	Form of Voting Agreement(2)
4.1	Merger and Stock Purchase Agreement among CHAC, China Ceramics Co., Ltd., Hengda, Success Winner and the Seller(2)
4.2	Form of Registration Rights Agreement among CHAC and the founders(3)
4.3	Form of Earn-Out Escrow Agreement(2)
4.4	Form of Indemnity Escrow Agreement(2)
4.6	Form of Lock-Up Agreement for CHAC founders(2)
4.7	Form of Lock-Up Agreement(2)
4.8	Acquisition Agreement, dated November 19, 2009, by and between Jinjiang Hengda Ceramics Co., Ltd., all of the shareholders of Jiangxi Hengdali Constructional Ceramics Co., Ltd., and Jiangxi Hengdali Constructional Ceramics Co., Ltd(8)
4.9	Administrative Services Agreement by and between China Ceramics Co., Ltd. and Stuart Management Co., dated December 1, 2009(8)
amendment to administrative services agreement to be added
4.10	License Agreement between Huang Jia Dong and Jinjiang Hengda Ceramics Co., Ltd.(6)
4.11	China Ceramics Co., Ltd. 2010 Incentive Compensation Plan(7)
4.12	Employment Agreement, dated as of February 1, 2013, by and between China Ceramics and Huang Jia Dong (9)
4.13	Employment Agreement, dated as of February 1, 2013, by and between China Ceramics and Su Pei Zhi (9)
4.14	Employment Agreement, dated as of February 1, 2013, by and between China Ceramics and Su Wei Feng (9)
4.15	Employment Agreement, dated as of February 1, 2013, by and between China Ceramics and Hen Man Edmund (9)
4.16	Term sheets relating to agreemens for derivative instruments*
4.17	Agreement between Taishin International Bank, Co., Ltd., Stand Best Creation Limited and Sound Treasure Limited, dated July 31, 2014*
4.18	Agreement between Stand Best Creation Limited, Huang Jia Dong, Wong Kung Tok, Mr. Huang’s brother-in-law, and Sound Treasure Limited, dated July 31, 2014*
8.1	List of Subsidiaries(5)
11.1	Code of Business Conduct and Ethics(8)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Grant Thornton, an independent registered public accounting firm*
99.1	Letter of Grant Thornton Shanghai PRC to the SEC dated August 1 2014

3

*	Previously Filed

(1)	Incorporated by reference to Annexes C and D of China Ceramics’ Prospectus on Form 424B3 filed with the SEC on November 13, 2009.

(2)	Incorporated by reference to China Ceramics’ Registration Statement on Form F-4 (File No. 333-161557).

(3)	Incorporated by reference to exhibits of the same number filed with CHAC’s Registration Statement on Form F-1 or amendments thereto (File No. 333-145085).

(4)	Incorporated by reference to CHAC’s Form 8-K, dated November 21, 2007.

(5)	Incorporated by reference to exhibits of the same number filed with China Ceramics’ Registration Statement on Form F-1 (File No. 333-164784).

(6)	Incorporated by reference to exhibits of the same number filed with China Ceramics’ Registration Statement on Form F-1 (File No. 333-170237).

(7)	Incorporated by reference to Annex A to Exhibit 99.1 filed with China Ceramics’ Report of Foreign Private Issuer on Form 6-K filed with the SEC on November 20, 2010

(8)	Incorporated by reference to China Ceramics’ Annual Report on Form 20-F filed with the SEC on May 17, 2010.

(9)	Incorporated by reference to China Ceramics’ Annual Report on Form 20-F filed with the SEC on April 24, 2013.

4

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA CERAMICS CO., LTD.

August 1, 2014	By:	/s/ Huang Jia Dong
		Name:	Huang Jia Dong
		Title:	Chief Executive Officer (Principal Executive Officer)

CHINA CERAMICS CO., LTD.

August 1, 2014	By:	/s/ Hen Man Edmund
		Name:	Hen Man Edmund
		Title:	Chief Financial Officer (Principal Financial Officer)

5