Form 20-F
period 2014-12-31
China Ceramics Co., Ltd
filed 2015-04-20
CIK 1470683

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from ________ to _________

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

None.

On April 17, 2015 the issuer had 20,430,838 shares outstanding.

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

2

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

All references to “Renminbi,” “RMB” or “yuan” are to the legal currency of the People’s Republic of China, and all references to “U.S. dollars,” “dollars,” “$” are to the legal currency of the United States. This Report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 10, 2015, the buying rate announced by the Federal Reserve Statistical Release was RMB 6.2082 to $1.00.

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

The following selected consolidated financial data as of and for the years ended December 31, 2014, 2013, 2012 have been derived from the audited consolidated financial statements of China Ceramics included in this Annual Report and the financial data as of and for the years ended December 31, 2011 and 2010 have been derived from previously filed audited consolidated financial statements. This information is only a summary and should be read together with the consolidated financial statements, the related notes, the section entitled “Operating and Financial Review and Prospects” and other financial information included in this Annual Report.

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

CHINA CERAMICS CO., LTD. AND SUBSIDIARIES

Selected Consolidated Financial Data

(RMB in Thousands Except per Share and Operating Data)

	As of December 31
	2014	2013	2012	2011	2010
Consolidated Statements of Financial Position Data
Cash and cash equivalents	61,155	28,848	89,448	42,149	263,495
Total current assets	972,893	880,201	840,028	833,516	732,595
Total assets	1,733,563	1,726,240	1,671,403	1,711,947	1,227,427
Total current liabilities	284,535	305,423	177,161	457,121	319,066
Long-term obligations	1,404	1,245	51,052	61,087	26,122
Total liabilities	285,939	306,668	228,213	518,208	345,188
Total equity	1,447,624	1,419,572	1,443,190	1,193,739	882,239
Outstanding shares	20,430,838	20,430,838	20,430,838	18,254,002	16,459,202

	For the years ended December 31,
	2014	2013	2012	2011	2010
Consolidated Statement of Comprehensive Income Data
Revenues	1,037,651	932,894	1,444,891	1,491,574	1,068,551
Gross profit	104,431	54,076	380,999	467,238	338,975
Operating income	56,095	12,496	330,328	398,260	300,105
(Loss)/profit before taxation	(13,890)	(3,697)	328,763	400,504	304,071
(Loss)/profit attributable to shareholders	(30,353)	(2,032)	243,831	294,439	225,474

Earnings per share –
Basic	(1.49)	(0.10)	11.93	16.13	19.61
Diluted	(1.49)	(0.10)	11.93	14.41	16.96

Weighted average shares outstanding –
Basic	20,430,838	20,430,838	20,430,838	18,254,002	11,497,389
Diluted	20,430,838	20,430,838	20,430,838	20,430,838	13,292,189

Cash dividends declared per share (RMB)	0.16	1.22	-	-	-

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On April 10, 2015, the buying rate announced by Federal Reserve Statistical Release was RMB 6.2082 to $1.00.

	Spot Exchange Rate
Period	Period Ended	Average (1)	Low	High
	(RMB per US$1.00)
2010	6.6000	6.7603	6.6000	6.8305
2011	6.2939	6.4475	6.2939	6.6017
2012	6.2301	6.3093	6.2221	6.3879
2013	6.0537	6.1478	6.0537	6.2438
2014	6.2046	6.1619	6.0402	6.2591
October	6.1124	6.1251	6.1107	6.1385
November	6.1429	6.1249	6.1117	6.1429
December	6.2046	6.1886	6.1490	6.2256
2015
January	6.2495	6.2181	6.1870	6.2535
February	6.2695	6.2518	6.2399	6.2695
March	6.1990	6.2384	6.1955	6.2741

Source:  Federal Reserve Statistical Release

(1)	Annual averages, lows, and highs are calculated from month-end rates. Monthly averages, lows, and highs are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

You should carefully consider the following risk factors, together with all of the other information included in this annual report.

Risk Factors Relating to Our Business

We generate a large percentage of our revenues from a limited number of customers and our business will suffer if sales to such customers decline.

Our five largest customers accounted for an aggregate of 18.4%, 20.1% and 20.0% of our total revenue in fiscal years 2012, 2013 and 2014, respectively. We are particularly exposed to the credit risks of these customers as defaults in payment by our major customers would have a significant impact on our cash flows and financial results. Our agreements with our major customers do not specify minimum sales volume. There is no assurance that we will continue to retain these customers or that they will continue to purchase our products at their current levels in the future. If there is any reduction or cancellation of purchase orders by these customers for any reason, including a fall in demand from our customers’ downstream developer clients, or a termination of a relationship with these customers, our revenues will be negatively impacted.

Payment defaults by the customers to whom we extend credit would harm our cash flows and results.

Our financial position and profitability is dependent on the creditworthiness of our customers. We are exposed to the credit risks of our customers and this risk increases the larger the orders are. We usually offer our customers credit terms of approximately 120 to 150 days. Although there has not been any material collection problem for trade receivables or bad debts in the last three fiscal years, there is no assurance that we will not encounter doubtful or bad debts in the future. We have not established any bad debt reserves to mitigate the financial impact of uncollected accounts receivable. Should we experience any unexpected delay or difficulty in collecting receivables from our customers, our cash flows and financial results may be adversely affected.

If our suppliers are unable to fulfill our orders for raw materials, we may lose business.

Our suppliers are all located in the PRC. Our purchases of raw materials is based on expected production levels, after taking into consideration, amongst other factors, sales forecasts and actual orders from our customers. To ensure that we are able to deliver quality products at competitive prices, we need to secure sufficient quantities of raw materials at acceptable prices and quality on a timely basis. Typically, we do not enter into any long-term supply agreements with our suppliers. There is no assurance that these suppliers will continue to supply us in the future or that they will do so at acceptable prices. In the event our suppliers are unable to fulfill our orders or meet our requirements, we may not be able to find timely replacements at acceptable prices and quality, and this will delay the fulfillment of our customers’ orders. Consequently, our reputation may be negatively affected, leading to a loss of business and affecting our ability to attract new business.

Raw materials and energy sources comprise a substantial portion of our cost of sales and increases in the price of raw materials and energy sources will negatively impact our profitability.

In fiscal years 2012, 2013 and 2014 our cost of raw materials and energy source, which consist of clay (comprising mainly of kaolin, flint and feldspar), coal and natural gas (used to heat our kilns), coloring materials and glazing materials, accounted for approximately 70.9%, 68.7% and 73.8% of our total cost of sales, respectively. The price of clay, coal, natural gas, coloring materials and glazing materials may fluctuate due to factors such as global supply and demand for such raw materials and changes in global economic conditions. Coal and natural gas in aggregate accounted for approximately 27.9%, 22.6% and 22.2% of our total costs of raw materials and energy source in fiscal years 2012, 2013 and 2014, respectively. Any shortages or interruptions in the supply of clay, coal and natural gas, coloring materials or glazing materials will result in an increase in the cost of production, thus increasing our cost of sales. If we are not able to pass on such an increase to our customers or are unable to find alternative sources of clay, coal, coloring materials, or glazing materials or appropriate substitute raw materials at comparable prices, our gross margins and overall financial performance will be adversely affected.

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

Our chief executive officer, Huang Jia Dong, and our Sales Deputy General Manager, Su Pei Zhi, have worked with our company since founding it over nineteen years ago. Accordingly, our success is dependent to a large extent on our ability to retain Messrs. Huang and Su, who are responsible for formulating and implementing our growth, corporate development and overall business strategies. Mr. Huang currently beneficially owns 8,345,308 shares in us. Our employment agreements with Messrs. Huang and Su end on January 31, 2016, and there is no assurance that we will be able to enter new long-term agreements with Messrs. Huang or Su. Our business is also dependent on our executive officers who are responsible for implementing our business plans and driving growth. Please refer to “Directors, Senior Management and Employees” herein for more information about our directors and officers.

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

Our production facilities may be affected by the natural gas supply and power shortages which could result in a loss of business.

Our production facilities consume substantial amounts of natural gas and electrical power, which are the principal source of energy for our manufacturing operations. Although we have a back-up generator at both our production facilities, we may experience occasional temporary power shortages disrupting production due to power rationing activities conducted by the authorities, thunderstorms or other natural events beyond our control. Accordingly, these production disruptions could result in a loss of business.

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

Our facilities currently provide an aggregate annual maximum production capacity of approximately 72 million square meters. However, due to a reduction in demand, we are currently utilizing production facilities capable of producing only 37 million square meters. In addition, we currently have sixteen production lines of which only nine were utilized as of the end of 2014 due to challenging macroeconomic conditions that began in the fourth quarter of 2012. The fact that a significant portion of our facilities are not being used means that our net income will be significantly less than it would otherwise be because we must maintain those unused facilities even though they are not currently being productive. In addition, if our facilities remain idle for an extended period of time, we may be required to take an impairment charge on our financial statements. In light of the existence of idle assets at Hengdali, an impairment assessment has been performed by the directors of the Company to determine the recoverable amount of the property, plant and equipment. The directors of the Company engaged an independent appraiser to assist the Company to perform a valuation of the property, plant and equipment for impairment assessment. No impairment loss on property, plant and equipment was recorded for 2014, 2013 and 2012, but further reductions in demand could result in the impairment in the recoverable amount of our property, plant and equipment in the future with a resulting reduction in our net income.

In late 2012 and early 2013, we significantly reduced the selling prices of our products in order to maintain market share, which reduced our revenues and net income for 2013. However, we raised our selling price on all of our products on July 1, 2014 which increased revenue gains in 2014.

In order to maintain our market share, we significantly reduced the selling price of certain of our products at the end of 2012 and the beginning of 2013. Our revenues and net income for those periods were lower than they would otherwise be due to such reductions. In addition, if clients grow accustomed to such significant reductions, we may need to offer significant discounts in the future, which could reduce our net income and revenues long term. However, we raised our selling price on all of our products on July 1, 2014 by about 5% to 10% attributable to a moderately improved macroeconomic environment. We believe our strong marketing efforts and long-standing reputation for best-in-class products and service will allow us to maintain these increased prices, but there is no assurance that we will not be required in the future to reduce our prices again to maintain market share.

We may lose revenue if our intellectual property rights are not protected and counterfeit HD, Hengda, HDL, Hengdeli, WULIQIAO, TOERTO or Pottery Capital of Tang Dynasty brand products are sold in the market.

We believe our intellectual property rights are important to our success and competitive position. A portion of our products are manufactured and marketed under our “HD” or “Hengda,” “HDL” or “Hengdeli,” “Pottery Capital of Tang Dynasty”, “TOERTO” and “WULIQIAO” labels. We have filed our labels as trademarks in the PRC. Before April13, 2011, WULIQIAO was a trademark owned by Fujian Province Jinjiang City Hengda Construction Materials Co., Ltd. Hengda signed a Trademark Licensing Contract with Fujian Province Jinjiang City Hengda Construction Materials Co., Ltd. and was licensed the exclusive right to use WULIQIAO during the term of that trademark. On April 13, 2011, WULIQIAO was transferred to Hengdali, according to the Certificate of Approved Transference of Trademark issued on April 13, 2011 by the Trademark Office of the State Administration for Industry & Commerce of the PRC. In addition, we own twenty-two utility model patents and have certain trade secrets and unpatented proprietary technology. We cannot assure you that there will not be any unauthorized usage or misuse of our trademarks and patent rights or that our intellectual property rights will be adequately protected as it may be difficult and costly to monitor any infringements of our intellectual property rights in the PRC. If we cannot adequately protect our intellectual property, we may lose revenue.

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

The PRC government has introduced certain policy and regulatory measures to control the rapid increase in housing prices and cool down the real estate construction market and the government may adopt further measures in the future that may further adversely affect our business.

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

Violation of the Foreign Corrupt Practices Act or China anti-corruption law could subject us to penalties and other adverse consequences.

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

During the years ended December 31, 2013 and 2014, we entered into foreign currency transaction agreements that resulted in significant losses to us in 2014.

During 2013 and 2014, we entered into certain foreign currency transaction agreements with a financial institution related to the movement of the Renminbi against the U.S. dollar. We recorded realized and unrealized fair value gains on these agreements totaling RMB 3,346,000 for the year ended December 31, 2013. In 2014, as the Renminbi depreciated against the U.S. dollar, we incurred realized and unrealized losses totaling RMB 59,477,000 ($9,586,000) for the year ended December 31, 2014 in connection with these agreements. In July 2014, Sound Treasure Limited, our largest shareholder and an affiliate of our Chief Executive Officer, agreed to assume these agreements. As a result, we will not be required to fund any losses related to these agreements and will neither suffer any future liabilities arising under those agreements nor enjoy any benefits arising under those agreements.

We had a material weakness in our internal control in financial reporting as of December 31, 2012, 2013 and 2014 and uch material weakness could adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.

Our management identified material weaknesses and concluded that our internal control over financial reporting were not effective as of December 31, 2012, 2013 and 2014. A material weakness (within the meaning of PCAOB Auditing Standard No. 5) is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The specific material weakness we identified in our internal control over financial reporting for 2012, 2013 and 2014 related to the lack of sufficient qualified accounting personnel with appropriate understanding of IFRS and SEC reporting requirements commensurate with our financial reporting requirements, which resulted in a number of internal control deficiencies that were identified as being significant.

We have taken steps to enhance our supervision, monitoring and review of the financial statements preparation processes, including:

1.	We adopted additional internal review procedures with respect to required disclosures in the reports that we file with, or submit to, the SEC under the Exchange Act.

2.	On July 24, 2014, we contracted with a US internal control consulting firm to act as our consultant to conduct a separate and independent review of our financial reporting.

3.	Our finance and accounting staff members have attended seminars organized by professional accountancy bodies.

Until such time we hire sufficient qualified accounting personnel with appropriate understanding of IFRS and SEC reporting requirements, however, the measures we have taken may not be sufficient to mitigate the risks associated with the lack of qualified accounting personnel.

Any failure to maintain internal control could adversely impact our ability to report our financial results on a timely and accurate basis. If our financial statements are not accurate, investors may not have a complete understanding of our operations. Likewise, if our financial statements are not filed on a timely basis as required by the SEC and NASDAQ, we could face severe consequences from those authorities. In either case, there could result a material adverse effect on our business. Inferior internal control could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock. We can give no assurance that additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our consolidated financial statements.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board (“PCAOB”) and, as such, you are deprived of the benefits of such inspection.

Auditors of companies whose shares are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Because we have substantial operations within the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditor. As a result, investors may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against certain PRC-based accounting firms could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

On December 3, 2012, the SEC issued an order instituting administrative proceedings against five of the largest global public accounting firms relating to work performed in the PRC and such firms’ failure to provide audit work papers to the SEC in this regard. Our independent registered public accounting firm is not one of the accounting firms referenced in the order. On January 22, 2014, an initial administrative law decision was issued, censuring the five accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our shares may be adversely affected.

If our independent registered public accounting firm was denied, temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act.

Risk Factors Relating to Operations in China

We are dependent on political, economic, regulatory and social conditions in the PRC.

Approximately 94% of our revenue in each of the last three fiscal years was derived from the PRC market and we anticipate that the PRC market will continue to be the major source of revenue for the foreseeable future. Accordingly, any significant slowdown in the PRC economy or decline in demand for our products from our customers in the PRC will have an adverse effect on our business and financial performance. Furthermore, as our operations and production facilities are located in the PRC, any unfavorable changes in the social and/or political conditions may also adversely affect our business and operations.

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

During 2014, our Hengda facility was required by the local governmental entity to begin using natural gas to operate the facility, as opposed to coal. This mandated change in fuel source is part of a province-wide (and country-wide) effort to reduce pollution. This change resulted in our incurring a one-time charge of approximately RMB 5.6 million ($0.9 million) in December 2013, and has increased our cost of goods produced at that facility because natural gas is a more expensive energy source than coal. There is no assurance that in the future our other production facilities will not be required to make similar modifications which could have similar adverse effects on our operations.

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

Our Hengda facility obtained a Temporary Pollutant Discharge Permit (JH(2013)ZZ No. 320) granted by Jinjiang City Environmental Protection Bureau that will expire on April 27, 2015. Hengda is currently in the process of applying for the renewal of the permit. Hengdali is currently in the process of applying for a Pollutant Discharge Permit, and the environmental protection agency in Gaoan has accepted Hengdali’s application. If the Pollutant Discharge Permit is not issued and Hengdali discharges pollutants, Hengdali may be warned, ordered to stop discharging pollutants, and/or fined by the environmental protection agency. If Hengdali’s application is denied, or if the Hengdali facility is ordered to stop discharging pollutants or is fined, that could have a material adverse effect on our results of operations and financial condition.

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

Risks to China Ceramics’ Shareholders

If our shares again trade below $1.00 per share, we may be required to engage in a reverse sock split of our shares in order to continue to meet Nasdaq listing requirements.

Our sock traded below $1.00 per share from the end of last year to the beginning of this year, which resulted in our falling out of compliance with Nasdaq minimum bid price rules. Since that time, our share price has increased and we are again in compliance with the Nasdaq continued listing requirements. However, if our stock price declines again, we may be required to engage in a reverse split in order to bring our share price above $1.00 in order to comply with Nasdaq continued listing requirements. If a reverse split takes place, our trading volume may decrease, adversely affecting the ability of our shareholders to purchase or sell shares in the open market. In addition, reverse splits sometimes cause the trading price of the resulting security to be lower than the pre-split share price and there is no guarantee that a reverse split will maintain its share price on a post-reverse split adjusted basis above $1.00 to comply with Nasdaq continued listing requirements.

The price of our shares could be volatile and could decline at a time when you want to sell your holdings.

The price of our shares has been and may continue to be volatile, and that volatility may continue for an extended period of time. Since the completion of the business combination through April 10, 2015, the trading price of our shares ranged between $10.10 and $0.71 per share.

There is a risk that China Ceramics could have been treated as a domestic corporation for U.S. federal income tax purposes after the Redomestication and the Business Combination, which, among other things, could have resulted in significantly greater U.S. federal income tax liability to China Ceramics.

Section 7874(b) of the Internal Revenue Code of 1986, as amended (the “Code”) generally provides that a corporation organized outside the United States that acquires, directly or indirectly, pursuant to a plan or series of related transactions substantially all of the assets of a corporation organized in the United States will be treated as a domestic corporation for U.S. federal income tax purposes if shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% (of either the voting power or the value) of the stock of the acquiring corporation after the acquisition. Under regulations promulgated under Section 7874, a warrant holder of either the acquired corporation or the acquiring corporation generally is treated for this purpose as owning stock of the acquired corporation or the acquiring corporation, as the case may be, with a value equal to the excess of the value of the shares underlying the warrant over the exercise price of the warrant. If Section 7874(b) were to have applied to the Redomestication, then, among other things, China Ceramics, as the surviving entity, would have been subject to U.S. federal income tax on its worldwide taxable income following the Redomestication and the Business Combination as if China Ceramics were a domestic corporation.

Although Section 7874(b) should not have applied to treat China Ceramics as a domestic corporation for U.S. federal income tax purposes, due to the absence of full guidance on how the rules of Section 7874(b) applied to the transactions completed pursuant to the Redomestication and Business Combination, this result is not entirely free from doubt. Shareholders are urged to consult their own tax advisors on this issue. See the discussion in the section entitled “Taxation — United States Federal Income Taxation — Tax Treatment of China Ceramics After the Redomestication and the Business Combination.” The balance of this discussion assumes that China Ceramics has been and will be treated as a foreign corporation for U.S. federal income tax purposes.

There is a risk that China Ceramics will be classified as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. holders of its shares.

In general, China Ceramics will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income (including its pro rata share of the gross income of its 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (including its pro rata share of the assets of its 25% or more-owned corporate subsidiaries) produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If China Ceramics is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section entitled “Taxation—United States Federal Income Taxation—General”) of its shares, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of the shares of China Ceramics or the receipt of certain excess distributions from China Ceramics and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of China Ceramics and its subsidiaries during its 2014 taxable year, China Ceramics does not believe that it would be treated as a PFIC for such year. However, because China Ceramics has not performed a definitive analysis as to its PFIC status for its 2014 taxable year, there can be no assurance in respect to its PFIC status for such year. There also can be no assurance with respect to China Ceramics’ status as a PFIC for its current (2015) taxable year or any future taxable year. U.S. Holders of the shares of China Ceramics are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section entitled “Taxation—United States Federal Income Taxation—U.S. Holders—Passive Foreign Investment Company Rules.”

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

Finally, if China Ceramics is determined to be a “resident enterprise” under the EIT Law, this could result in a situation in which a 10% PRC tax is imposed on dividends China Ceramics pays to its shareholders that are not tax residents of the PRC, or “non-resident investors,” and that are enterprises but not individuals, and gains derived by them from transferring China Ceramics’ shares, if such income is considered PRC-sourced income by the relevant PRC tax authorities. In such event, China Ceramics may be required to withhold a 10% PRC tax on any dividends paid to such non-resident investors. Such non-resident investors also may be responsible for paying PRC tax at a rate of 10% on any gain derived by such investors from the sale or transfer of China Ceramics’ shares in certain circumstances. China Ceramics would not, however, have an obligation to withhold PRC tax with respect to such gain under the PRC tax laws. Also, if China Ceramics is determined to be a “resident enterprise,” its nonresident investors who are individuals may also be subject to potential PRC individual income tax at a rate of 20% with respect to dividends received from China Ceramics and/or gains derived by them from the sale or transfer of China Ceramics’ shares.

Moreover, the State Administration of Taxation, or “SAT,” released Circular Guoshuihan No. 698, or Circular 698, on December 10, 2009 that reinforces the taxation of certain equity transfers by non-resident investors through overseas holding vehicles. Circular 698 addresses indirect equity transfers as well as other issues. Circular 698 is retroactively effective from January 1, 2008. According to Circular 698, where a nonresident investor who indirectly holds an equity interest in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers an equity interest in the PRC resident enterprise by selling an equity interest in the offshore holding company, and the latter is located in a country or jurisdiction where the actual tax burden is less than 12.5% or where the offshore income of its residents is not taxable, the non-resident investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days of the execution of the equity transfer agreement. The tax authorities in charge will evaluate the offshore transaction for tax purposes. In the event that the tax authorities determine that such transfer is abusing forms of business organization and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form. A reasonable commercial purpose may be established when the overall international (including U.S.) offshore structure is set up to comply with the requirements of supervising authorities of international (including U.S.) capital markets. If the SAT’s challenge of a transfer is successful, it may deny the existence of the offshore holding company that is used for tax planning purposes and subject the non-resident investor to PRC tax on the capital gain from such transfer. Since Circular 698 has a short history, there is uncertainty as to its application. We (or a nonresident investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we (or such non-resident investor) should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations (or such non-resident investor’s investment in us).

In additional, the PRC resident enterprise may be required to provide necessary assistance to support the enforcement of Circular 698.

On February 3, 2015, the State Administration of Tax issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-tax Resident Enterprise, or Public Notice 7. Public Notice 7 has introduced a new tax regime that is significantly different from that under Circular 698. Public Notice 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Public Notice 7 provides clearer criteria the Circular 698 on how to assesss reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident erterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a dirct transfer of the equity intersts in the PRC tas resident enterprise and other properties in China, As a result, gains derived from such indirect transfer may be subject on PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties with respect to the reporting and consequences of private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assetsby us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions, under Circular 698 and Public Notice 7. For the transfer to shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Circular 698 and Public Notice 7. As a result, we may be required to expend valuable resources to comply with Circular 698 and Public Notice 7 to request the relevant transferors from whom we purchase taxable assets to comply with thiese circulars, or to establish that our company and other non-resdient entreprises in our group should not be taxed under thers circulars, which may have a material adverseeffect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable incomen of the transactions under Circular 698 and Public Notice 7, our income tax costs associated with such potential acquisitions will be increased, which may have an advers effect on our financial condition and results of operations.

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

During 2013 and 2014, we entered into certain foreign currency transaction agreements with a financial institution related to the fluctuation of the Renminbi against the U.S. dollar, not for hedging purposes but for investment purposes. We recorded fair value gains on these agreements totaling RMB 3,346,000 for the year ended December 31, 2013. However, in 2014, as the Renminbi depreciated against the U.S. dollar, we incurred realized and unrealized losses totaling RMB 59,477,000 ($9,586,000) for the year ended December 31, 2014 in connection with these agreements. We do not intend to enter into similar transactions for investment purposes n the future.

As the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs will be governed by our memorandum and articles of association, the BVI Business Companies Act, 2004 (as amended) (the BVI Act), and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which is applied in the British Virgin Islands by virtue of the Common Law (Declaration of Application) Act. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

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

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law which are penal in nature; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction under the common law without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

The laws of the British Virgin Islands provide some protection for minority shareholders, but minority shareholders will not necessarily have recourse in all cases where they may be dissatisfied with our conduct

Under the laws of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company memorandum and articles of association as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminatory or oppressive to him.

There are also common law rights for the protection of shareholders that may be invoked.

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

Although we paid semi-annual dividends in 2013 and 2014, the payment of any dividend is subject to the discretion of our Board of Directors and we may decide not to declare a dividend in future periods, in which case, shareholders will benefit from an investment in our shares only if those share appreciate in value.

We paid dividends in July 2013, January 2014, July 2014 and January 2015. The declaration and payment of cash dividends is at the discretion of our board of directors and will depend on factors our board of directors deems relevant, including among others, our results of operations, financial condition and cash requirements, business prospects, and the terms of our credit facilities, if any, and any other financing arrangements. If we choose not to declare dividends in the future, realization of a gain on shareholders’ investments will depend on the appreciation of the price of our shares, and there is no guarantee that our shares will appreciate in value.

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

Our other PRC-based operating subsidiary, Hengdali, was established on May 4, 2008 under the laws of the PRC. All of the equity interests in Hengdali are 100% owned by Hengda.

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

The total maximum annual production capacity from our two facilities is 72 million square meters of ceramic tiles as of December 31, 2014. However, due to current economic conditions, we are currently utilizing production facilities capable of producing 37 million square meters.

The following chart reflects our organizational structure as of December 31, 2014:

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

The Initial Public Offering

On November 21, 2007, CHAC consummated its initial public offering of 12,000,000 units. On December 14, 2007, the underwriters of CHAC’s initial public offering exercised their over-allotment option for an offering of 800,000 units. Each unit in the offering consisted of one share and one share purchase warrant. Each warrant entitled the holder to purchase from China Ceramics one share in China Ceramics at an exercise price of $7.50. CHAC’s shares and warrants started trading separately as of December 17, 2007.

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

Overview

We are a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles, sold under the “HD” or “Hengda,” “HDL” or “Hengdeli”, “Pottery Capital of Tang Dynasty”, “TOERTO” and  ”WULIQIAO” brands are available in over two thousand styles, colors and size combinations. Currently, we have five principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, and (v) polished glazed tiles. Porcelain tiles are our best-selling products, accounting for over 67.8% of our total revenue in 2014.

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

Our manufacturing facilities operated by Jinjiang Hengda Ceramics Co., Ltd. are located in Jinjiang, Fujian Province, and our manufacturing facilities operated by Jiangxi Hengdali Ceramic Materials Co., Ltd. are located in Gaoan, Jiangxi Province. Combined, these facilities currently provide an aggregate annual maximum production capacity of approximately 72 million square meters. However, due to current economic conditions, we are currently utilizing production facilities capable of producing 37 million square meters. We currently have sixteen production lines (nine of which were utilized as of the end of 2014), with each production line optimized to manufacture specific size ranges to maximize efficiency and output.

We primarily sell our products through an exclusive distributor network or directly to property developers. We have long-term relationships with our customers; most of our top ten customers in 2014 have been purchasing from us for over ten years. We have been in discussions with some large property developers in China to be their exclusive or primary provider of ceramic tiles and, although no arrangements or agreements have been entered into, we expect to enter into arrangements of that type in the foreseeable future.

We focus our research and development efforts on developing innovative and environmentally-friendly products. We own twenty-two utility model patents. Our stringent tile management and marketing efforts have created a strong business reputation and high brand awareness as demonstrated by us receiving numerous awards such as the “Chinese Well-Known Trademark” award from the Intermediate People’s Court of Xiangtan City and “Asia’s 500 Most Influential Brands 2012” award from the World Brand Laboratory.

Our Industry

We operate in the Chinese ceramic tile industry which is fragmented, highly competitive and closely tied to the PRC economy. Although there is little industry data available, management believes from its knowledge of other manufactures that it is one of the largest PRC-based manufacturers of ceramic tiles.

In 2014, China’s gross domestic product (GDP) totaled approximately $10.4 trillion, making it the world’s second largest economy after the United States. Although 2014 GDP grew by 7.4% compared to 7.7% annual GDP growth in 2013, we believe that construction and real estate development will continue to be a key driver behind China’s GDP growth with property investment and related industries constituting a significant percentage of its GDP. Demand for ceramic tile product depends upon and directly correlates to activity in the construction and real estate development industries. The ceramic tile industry’s two primary markets in the PRC are residential construction applications and commercial construction applications.

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

We believe that the real estate and the construction and building materials sectors continue to be vital to sustaining China’s economy growth. In order to address the challenging market environment of 2014, the Chinese government has taken various actions to stimulate real estate development and home purchases. These include the lowering of interest rates by the central bank, including a recent rate cut in late February 2015, and relaxed reserve requirements for small banks to increase lending. We believe that these actions could positively impact our business because they could help real estate developers begin new projects by lowering their cost of borrowing as well as improving mortgage terms for borrowers, which would make home purchases more affordable. Regulatory easing has also included a loosening of home purchase restrictions in second and third tier cities intended to moderate pricing and increase demand. This could be of direct benefit to the Company since its marketing strategies have historically focused on real estate projects in second and third tier cities.

Commencing in the fourth quarter of 2012, we experienced challenging market conditions in China’s real estate and construction markets which resulted in a marked decrease in our sales volume of our ceramic tile products for the quarter. Beginning in December 2012, we began reducing the selling price of our ceramic tile products to be competitive in the market and to maintain market share. For fiscal 2013, our full year revenue was was down 35.4% as compared to fiscal 2012 full year revenue, resulting from a 24.8% decrease in the sales volume of our ceramic tiles and a 14.1% decline in our average selling price. However, in fiscal 2014, we believe that we have begun to emerge from the sector downturn that occurred in late 2012 due to challenging macroeconomic conditions. For fiscal 2014, our full year revenue was up 11.2% as compared to fiscal 2013 resulting from a 1.2% increase in the sales volume of our ceramic tiles and a 9.7% increase in our average selling price.

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

Urbanization

Over the last twenty years, China has experienced rapid urbanization due to the increasingly limited capacity of rural areas to provide adequate economic support for a large agrarian population, the increasing disparity in disposable incomes between rural and urban dwellers and the easing of restrictions which historically limited rural to urban migration from rural areas to towns and cities. The development of an industrial base and service sector in urban areas has also driven large labor pools with a broad range of skills to urban areas. It is estimated that China’s urban population will expand from 572 million in 2005 to 926 million in 2025 and hit the one billion mark by 2030. In 20 years, China’s cities will have added 350 million people to its urban population — more than the entire population of the United States today. As a result of the urbanization trend and the associated need to expand an underdeveloped infrastructure to accommodate and house such growth, we believe that commercial and residential construction will expand measurably in future years, thereby creating additional demand for our products.

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

Importance of distributors

The majority of exterior ceramic tile manufacturers do not have sufficient resources to provide their own sales coverage nationwide and rely heavily on local distributors with roughly 82% of total sales pushed through such channels. As competition has intensified, many manufacturers have started to bid directly to real-estate developers for large construction projects. Direct sales represented 18%, 15% and 18% of total sales in 2014, 2013 and 2012, respectively and market participants expect this share will continue to increase, placing a premium on a manufacturer’s internal sales force while requiring product lines with greater flexibility to meet direct customer demands.

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

Polished glazed tiles: Polished glazed tiles can be manufactured in differing sizes according to customer specifications, with the largest sized tiles measuring 800 mm by 800 mm.

We can produce over 2,000 different combinations of products, colors, textures and sizes to meet the various demands of our customers.

Our Competitive Strengths

We believe the following competitive strengths will enable us to compete in the ceramic tile industry in China:

Brand Recognition

We believe that the “Hengda,” “HD,” “Hengdeli,” “HDL,”, “Pottery Capital of Tang Dynasty”, “TOERTO” and “WULIQIAO” brands are well recognized and highly regarded in markets where our products are sold. Before April 13, 2011, WULIQIAO was a trademark owned by Fujian Province Jinjiang City Hengda Construction Materials Co., Ltd. Hengda signed a Trademark Licensing Contract with Fujian Province Jinjiang City Hengda Construction Materials Co., Ltd. and was licensed the exclusive right to use WULIQIAO during the term of that trademark, which expires on January 27, 2020. On April 13, 2011, WULIQIAO was transferred to Hengdali. In 2005, the brands “Hengda” and “HD” were each certified as a Fujian Well-Known Trademark by the Fujian Well-Known Trademark Award Commission and recognized as a “Chinese Well-known Trademark” in 2005 by the Intermediate People’s Court of Xiangtan City. Since 2012, we have been recognized with the “Asia’s 500 Most Influential Brands” award from the World Brand Laboratory. Our products are selected for inclusion in strategic and high-profile projects such as the 16th Asian Games, the 11th National Chinese Games Village and the Chinese Academy of Sciences.

Focus on Tier II and Tier III Cities

Because of recent efforts by the PRC government to tighten monetary policy and constrain real estate prices in the “Tier-I” cities such as Beijing, Shanghai, Shenzhen, and Guangzhou, we believe the outlook for our business has improved, given our concentration in Tier-II and Tier-III cities. Approximately 5.91% of our revenue in the year ended December 31, 2014 was from sales of our products for use in projects in Tier-I cities, and we expect any weakness in the Tier-I cities to be offset by continued demand growth in the Tier-II and Tier-III cities, driven by urbanization trends as well as by the PRC government’s commitment to low-income housing.

Long-Term Sales Relationships

We have established an extensive distributor network and long term customer relationships, where most of Hengda’s top ten customers in 2014 have been purchasing from us for over 10 years each.

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

Focus on Research and Development

We have devoted substantial resources to establishing research and development capabilities in an effort to improve our products and diversify our product mix. Our R&D team has also focused on environmentally friendly products like the ultra-thin tile, which in addition to using fewer raw materials can reduce load-bearing stress and can provide enhanced insulating capabilities, and developed over 2000 types of different product combinations. As of the date of this Annual Report, we own eighteen utility model patents. “Utility model patents” means any new technical solution relating to the shape, the structure, or their combination, of a product, which is fit for practical use. In addition, we were awarded a “High-tech Enterprise Certificate” in 2007 from Fujian Provincial Department of Science and Technology, affirming our innovations in the industry. As of December 31, 2014, our research and development team includes 20 employees and focuses on new products as well as developing energy and resource efficient production methods.

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

We believe that our Hengdali production facility in Gaoan will better position us to expand into new markets and reach additional end customers as transportation and logistical costs of delivering products to these areas will be reduced.

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

Further Enhancing Our Brand Awareness

We plan to enhance awareness of the “Hengda” or “HD,” “HDL” or “Hengdeli,” “TOERTO” and “WULIQIAO” brands in the PRC exterior ceramic tile industry. Hengda produces our “Hengda” or “HD” brands, which are marketed toward the high-end market. Hengdali produces our “HDL” or “Hengdeli” brands, which are marketed to the mid-level market, “TOERTO” brand, which is a specialized brand for our large-sized rustic tiles and “WULIQIAO” brand, which is a specialized brand for oriental pattern large-sized rustic tiles. WULIQIAO is a trademark owned by Fujian Province Jinjiang City Hengda Construction Materials Co., Ltd. Hengda signed a Trademark Licensing Contract with Fujian Province Jinjiang City Hengda Construction Materials Co., Ltd. and has been licensed the exclusive right to use WULIQIAO during the term of that trademark. Our branding strategy is to reach a larger customer base with a wide spectrum of product offerings. We plan on strengthening our brands by marketing our products to property developers and the construction industry, partnering with local distributors, attending national fairs and promoting our products through inclusion in strategic high-profile projects.

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

Quality Control & Assurance

The quality of our products is critical to our continued growth and success. In July 2002, our Hengda facility received ISO 9001:2000 accreditation, an international certification certificate, acknowledging our quality control process. Quality control procedures begin at the receipt of raw materials and continue throughout the manufacturing process ending with a final quality check prior to packaging. Our employees are required to undergo internal training regarding our quality control policies, targets and procedures, as well as production and processing techniques. As of December 31, 2014, our quality assurance team consisted of 84 members.

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

Customers, Sales & Marketing

We primarily sell our products through an exclusive distributor network or directly to property developers. Distributors are located in major cities such as Shanghai, Beijing, and Shenyang and second and third tier cities such as Chengdu, Haikou, Hefei, Tianjin, Wuhan and other rural areas in the PRC. We have long-term relationships with many of our customers; most of our top ten customers in 2014 have been purchasing from us for several years.

The following table sets forth revenues by geographic market and the related percentage for the years ended 2012, 2013 and 2014:

	2012		2013		2014
Geographic Market	RMB’000	Percentage	RMB’000	Percentage	RMB’000	Percentage
PRC	1,350,517	93.5%	873,150	93.6%	966,255	93.2%
Japan	10,850	0.8%	7,421	0.8%	8,869	0.9%
Burma	8,453	0.6%	6,179	0.7%	7,384	0.7%
India	9,463	0.7%	5,944	0.7%	7,103	0.7%
Korea	8,201	0.6%	5,683	0.6%	6,792	0.7%
Thailand	8,958	0.6%	5,552	0.6%	6,634	0.6%
Hong Kong	8,706	0.6%	5,483	0.6%	6,552	0.6%
Turkey	5,678	0.4%	3,890	0.4%	4,649	0.4%
Spain	6,561	0.5%	3,886	0.4%	4,644	0.4%
South Africa	6,687	0.5%	3,794	0.4%	4,534	0.4%
Sierra Leone	5,173	0.3%	2,769	0.3%	3,309	0.3%
Ghana	5,299	0.3%	2,696	0.3%	3,221	0.3%
Russia	3,154	0.2%	2,321	0.2%	2,774	0.3%
Morocco	4,037	0.2%	2,266	0.2%	2,708	0.3%
Great Britain	3,154	0.2%	1,860	0.2%	2,223	0.2%
Total	1,444,891	100%	932,894	100%	1,037,651	100%

Our top ten customersare set forth in the table below, and none of these customers individually accounted for more than 10% of our total revenue for the years ended December 31, 2012, 2013 and 2014.

The following table sets forth revenue for our major customers and the related percentage of our net revenue for the years 2012, 2013 and 2014.

	2012		2013		2014
Customer Name	RMB’000	Percentage	RMB’000	Percentage	RMB’000	Percentage
Foshan City Jundian Ceramics Co., Ltd.	139,184	9.6%	69,113	7.4%	68,806	6.6%
Fuzhou Chuanpin Materials Co., Ltd.	30,779	2.1%	28,487	3.1%	37,423	3.6%
Chengdu City Dehui Construction Materials Co., Ltd.	28,257	2.0%	26,229	2.8%	34,995	3.4%
Liuzhou City Shengquanda Trading Co., Ltd.	28,994	2.0%	28,179	3.0%	33,040	3.2%
Shangrao New Fangyuan Materials Co., Ltd.	27,941	1.9%	24,748	2.7%	32,980	3.2%
Kunming Minhengda Trading Co., Ltd.	26,032	1.8%	21,992	2.4%	31,767	3.1%
Sichuan Heli Construction Materials Co., Ltd.	-	-	-	-	31,691	3.1%
Shanghai Qisen Construction Materials Co., Ltd.	-	-	-	-	29,758	2.9%
Jiangxi Zhongshi Industry Co., Ltd.	28,599	2.0%	27,803	3.0%	27,989	2.7%
Nanjing Huli Construction Materials Co., Ltd.	-	-	-	-	27,906	2.7%
Chaozhou Chenqiao Jianxing Construction Materials Co., Ltd.	27,392	1.9%	25,211	2.7%	-	-
Xuzhou Haige Material Co., Ltd	26,739	1.9%	23,686	2.5%	-	-
Hubei Wanshi Trading Co., Ltd	25,308	1.8%	23,136	2.5%	-	-

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

In the future, we intend to participate in international trade fairs and seminars from time to time to promote our brand and products, and to establish a network with industry professionals outside the PRC. To augment our plan to expand our markets internationally, our products will also be advertised on and available to purchase on the Internet. As of December 31, 2014, our Sales and Marketing Department had 40 employees.

Backlog

We typically receive orders from customers two months in advance of production on a rolling basis. We enter into a dealership agreement with customers, and a sales or purchase contract each time a customer places an order. If a customer makes any changes to an order after we have used any raw materials in fulfilling the order, the customer bears the losses. Once we have delivered the products to the customer and the customer has examined and accepted the products, we provide no quality guarantees. We confirm amounts payable with each customer on a monthly basis. The products typically must be delivered to customers within 90 days of receipt of the sales order, and the customers typically must pay for the products within 120 to 150 days of delivery.

As of December 31, 2014, our backlog was RMB 137.0 million ($22.1 million) which represents approximately the next two months of revenue at the time, compared to a backlog of approximately RMB 136.6 million as of December 31, 2013.

Major Suppliers & Raw Materials

Our major suppliers will usually deliver raw materials within 1-2 months after they have received our purchase order. The typical credit term from our major suppliers is from 1 to 4 months after the raw materials have been delivered.

Clay, coal and natural gas are the main raw materials and energy sources required to manufacture ceramic tiles. We purchase clay and coal from at least two independent suppliers. Other major sourced materials include coloring and packaging. We are not dependent on any one of our PRC based suppliers as we are able to source raw materials from alternative vendors should the need arise.

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

Our major suppliers for the last three years are set forth in the table below, and except for Jinjiang Xinao Gas Company Limited and Foshan City Sanshui Baoligao Inorganic Materials Co., Ltd., no suppliers accounted for more than 10% of our total purchases of raw materials and energy sources for the years ended December 31, 2012, 2013 and 2014. Our business or profitability is not materially dependent on any industrial, commercial or financial contract with any of our suppliers.

The following chart lists our major suppliers and the related percentage of our total purchases of raw materials and energy sources in fiscal years 2012, 2013 and 2014:

		2012		2013		2014
Supplier Name	Type	RMB’000	Percentage	RMB’000	Percentage	RMB’000	Percentage
Jinjiang Xinao Gas Company Limited	Gas	-	-	-	-	89,493	13.34%
Foshan City Sanshui Baoligao Inorganic Materials Co., Ltd.	Color	32,404	4.40%	64,848	10.51%	82,578	12.31%
Fengxin Huafeng Ceramic Co., Ltd.	Clay	37,125	5.04%	30,116	4.88%	48,465	7.22%
Quanzhou Like Ceramic Materials Co., Ltd.	Color	32,805	4.46%	36,770	5.96%	48,210	7.19%
Foshan City Nanhai Huaxiong Ceramic Materials Co., Ltd.	Color	-	-	33,623	5.45%	44,427	6.62%
Foshan City Sanshui Golden Eagle Inorganic Materials Co., Ltd.	Color	40,058	5.44%	26,325	4.27%	39,090	5.83%
Foshan City Nanhai Zhongtai Glaze Production Plant	Color	45,015	6.12%	38,323	6.21%	35,944	5.36%
Yongchun Junjie Mining Co., Ltd.	Coal	36,207	4.92%	22,455	3.64%	33,942	5.06%
Jiangxi Jinanyuntong Transportation Co., Ltd	Coal	-	-	-	-	29,248	4.36%
Xinyu City Yanhua Industrial Co., Ltd.	Clay	24,671	3.35%	32,353	5.24%	28,868	4.30%

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

Our research and development costs were approximately RMB 1.2 million, RMB 1.1 million and RMB 1.3 million ($0.2 million) for fiscal years 2012, 2013 and 2014. From time to time, we may enter into collaboration with other research institutes to develop new products or improve our production process. As of December 31, 2014, our R&D department had 20 employees.

Competition

We face intense competition from our existing competitors and new market entrants. Our primary competitors are usually privately owned companies that are located mainly in the PRC. Our principal competitors are Zhuhai White Rabbit Ceramics Co., Ltd, Foshan Shiwan Yulong Ceramics Co., Ltd, Jinjiang Haoyuan Ceramics, Co., Ltd, Jinjiang Wanli Ceramics Co., Ltd, Jinjiang Tengda Ceramics Co., Ltd and Jinjiang Haoshan Construction Materials Co., Ltd. We compete primarily based on product quality, brand recognition, and an extensive distributor network.

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

Except as disclosed above, as of December 31, 2014, our business or profitability is not materially dependent on any other trademarks, copyrights, registered designs, patents, grant of licenses from third parties, new manufacturing processes or other intellectual property rights.

Environmental

We are subject to various environmental regulations with respect to noise and air pollution and discharge of hazardous materials. We are also subject to periodic inspection. We obtained a Temporary Pollutant Discharge Permit for our Hengda production facility, which will expire on April 27, 2015, and we are currently in the process of applying for the renewal of the permit. The permit is subject to annual renewal. We are currently in the process of applying for a Pollutant Discharge Permit for our Hengdali production facility. We are not subject to any pending actions of alleged violations of applicable PRC environmental laws. If the Pollutant Discharge Permit is not issued and Hengdali discharges pollutants, Hengdali may be warned, ordered to stop discharging pollutants, and/or fined by the environmental protection agency.

Legal Proceedings

On June 6, 2014, a putative class action complaint (the “Pollock Complaint”) was filed in the United States District Court for the Southern District of New York against us and various current and former directors and officers asserting claims of violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder against all defendants, and asserting claims for violations of Section 20(a) of the Exchange Act against the individual defendants; and pursuing remedies under the Exchange Act. The complaint is captioned Robert Pollock, Individually and On Behalf Of All Others Similarly Situated v. Huang Jia Dong, Su Pei Zhi, Hen Man Edmund, Ding Wei Dong, Paul K. Kelly, Cheng Yan Davis, William L. Stulginsky, Su Wei Feng, Shen Cheng Liang, Jianwei Liu, And China Ceramics Co., Ltd. (Case No. 14-cv-4100).

On June 16, 2014, a putative class action complaint (the “Artinoff Complaint”) was filed in the United States District Court for the Southern District of New York against us and various current and former directors and officers asserting claims of violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder against all defendants, and asserting claims for violations of Section 20(a) of the Exchange Act against the individual defendants; and pursuing remedies under the Exchange Act. The complaint is captioned Roger Artinoff, Individually and On Behalf Of All Others Similarly Situated v. China Ceramics Co. Ltd., Huang Jia Dong, Su Pei Zhi, Hen Man Edmund, Ding Wei Dong, Paul K. Kelly, Cheng Yan Davis, William L. Stulginsky And Su Wei Feng. (Case No. 14-cv-4312).

On July 2, 2014, a putative class action complaint (the “Finlayson Complaint”) was filed in the United States District Court for the Southern District of New York against us and various current and former directors and officers asserting claims for violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder against all defendants, and claims for violations of Section 20(a) of the Exchange Act against the individual defendants; and pursuing remedies under the Exchange Act. The complaint is captioned Richard Finlayson, Individually and On Behalf Of All Others Similarly Situated v. Huang Jia Dong, Su Pei Zhi, Hen Man Edmund, Ding Wei Dong, Paul K. Kelly, Cheng Yan Davis, William L. Stulginsky, Su Wei Feng, Shen Cheng Liang, Jianwei Liu, and China Ceramics Co., Ltd. (Case No. 14-cv-4997).

On February 6, 2015, we and the individual defendants reached an agreement in principle to settle the above-described cases as against all defendants and us in consideration of the payment by us of $850,000, consisting of a combination of cash and our common stock. The settlement is subject to the execution of a mutually acceptable settlement agreement and the approval of the settlement by the Court.

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

Our Hengda facility obtained a Temporary Pollutant Discharge Permit (JH(2013)ZZ No. 320) granted by Jinjiang City Environmental Protection Bureau on October 28, 2013 that will expire on April 27, 2015. Hengda is currently in the process of applying for the renewal of the permit.. Hengdali is currently in the process of applying for a Pollutant Discharge Permit, and the environmental protection agency in Gaoan has accepted Hengdali’s application. If the Pollutant Discharge Permit is not issued and Hengdali discharges pollutants, Hengdali may be warned, ordered to stop discharging pollutants, and/or fined by the environmental protection agency.

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

The following chart illustrates China Ceramics’ organizational structure as of December 31, 2014:

Corporate Structure and Background

Our principal PRC-based operating subsidiary, Hengda, was established on September 30, 1993 under the laws of PRC. All of the equity interests in Hengda are 100% owned by Stand Best. Hengda is a wholly foreign-owned enterprise in China.

Hengdali was established on May 4, 2008 under the laws of PRC. All of the equity interests in Hengdali are 100% owned by Hengda.

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

D.	Property, plant and equipment

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

The land-use rights of the co-owned six buildings are ownd by us, expire in 2055 and cover approximately 10,023 square meters. We also own land-use rights and seven buildings in Gaoan, Jiangxi Province for office buildings, workshops, warehouses, and raw material yards and staff quarters. The land-use rights for these facilities expire on various dates in 2058 through 2060 and cover an aggregate of approximately 344,324 square meters.

We currently lease 17 properties in Jinjiang, Fujian Province in the PRC for various uses including warehouses, office space, workshops, staff quarters and stock yards. The lease terms range from three to five years.

As of December 31, 2014 our Hengda production facility in Jinjiang City, Fujian Province in the PRC, had a total gross floor area of approximately 140,000 square meters and employed 1,077 production personnel and our Hengdali production facility in Gaoan, Jiangxi Province in the PRC, has a total gross floor area of approximately 344,324 square meters and employed 339 production personnel. The Hengda facility consists of eleven production lines with an annual production capacity of 42 million square meters. The Hengdali facility consists of five production lines with an annual production capacity of 30 million square meters of ceramic tiles. Historically, we have not experienced any form of disruption in our production facility.

Combined, these facilities currently provide an aggregate annual maximum production capacity of approximately 72 million square meters. However, due to current economic conditions, we are currently utilizing production facilities capable of producing 37 million square meters. We currently have sixteen production lines (nine of which were utilized at the end of 2014), with each production line optimized to manufacture specific size ranges to maximize efficiency and output.

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

During 2014, our Hengda facility was required by the local governmental entity to begin using natural gas to operate the facility, as opposed to coal. This mandated change in fuel source is part of a province-wide (and country-wide) effort to reduce pollution. This change resulted in our incurring a one-time charge of approximately RMB5.6 million ($0.9 million) in December 2013, and will increase our cost of goods produced at that facility because natural gas is a more expensive energy source than coal. Fuel source (comprising coal and natural gas) accounted for 16.4% and 15.3% of the total cost of sales in 2014 and 2013, respectively. There is no assurance that in the future our other production facilities will not be required to make similar modifications which could have similar adverse effects on our operations.

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

China Ceramics, through our operating subsidiaries, is a leading PRC-based manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles, sold under the “HD” or “Hengda”, “HDL” or “Hengdeli”, “TOERTO” and “WULIQIAO” brands are available in over two thousand styles, colors and size combinations. Currently, we have five principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, and (v) polished glazed tiles. Porcelain tiles are our best-selling products, accounting for over 67.8% of our total revenue in 2014.

Combined, these facilities currently provide an aggregate annual maximum production capacity of approximately 72 million square meters. However, due to current economic conditions, we are currently utilizing production facilities capable of producing 37 million square meters. We currently have sixteen production lines (nine of which were utilized at the end of 2014), with each production line optimized to manufacture specific size ranges to maximize efficiency and output.

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of and for the years ended December 31, 2012, 2013 and 2014 and has been prepared based on the consolidated financial statements of China Ceramics Co., Ltd. and its subsidiaries. The consolidated financial statements of China Ceramics Co., Ltd. and its subsidiaries have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, or “IASB.” The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments that have been measured at fair value.

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

Results of Operations

The following table sets forth our financial results for the years ended December 31, 2012, 2013 and 2014.

	Year Ended December 31,
RMB(‘000)	2012	2013	2014
Revenue	1,444,891	932,894	1,037,651
Cost of sales	(1,063,892)	(878,818)	(933,220)
Gross profit	380,999	54,076	104,431
Other income	378	656	429
Other expenses	(1,943)	(20,195)	(10,937)
Realized and unrealized fair value Gain/(loss) on derivative financial instruments	-	3,346	(59,477)
Selling and distribution expenses	(11,378)	(9,814)	(14,251)
Administrative expenses	(29,974)	(27,565)	(29,529)
Finance costs	(9,319)	(4,201)	(4,556)
Profit/(loss) before taxation	328,763	(3,697)	(13,890)
Income tax (expense)/credit	(84,932)	1,665	(16,463)
Profit/(loss) attributable to shareholders	243,831	(2,032)	(30,353)

Description of Selected Income Statement Items

Revenue.  We generate revenue from the sales of ceramic tiles, including porcelain tiles, glazed porcelain tiles, glazed tiles, rustic tiles and polished glazed tiles, net of rebates and discounts. For the past three fiscal years, the second and third calendar quarters have been the peak season of the property developing industry, and, therefore, our quarterly sales are usually highest from May to September compared to the rest of the year. In addition, we have observed lower sales between the months of January to March. This is because property developing activities are low due to the effects of cold weather and the PRC Spring Festival. For 2014, we attribute our increased revenues and improved gross profit margin to our increased selling prices. Beginning in December 2012, we began reducing the selling price of our ceramic tile products to be competitive in the market and to maintain market share. However, we raised our selling price on all of our products on July 1, 2014.

Cost of sales.  Cost of sales consists of costs directly attributable to production, including the cost of clay, color materials, glaze materials, coal, salaries for staff engaged in production activity, electricity, depreciation, packing materials, and related expenses.

The most significant factors that directly or indirectly affect our cost of sales are as follows:

•	Availability and price of clay;

•	Availability and price of coal; and

•	Availability and price of dyes; and

•	Price of energy.

Clay is a key material for making ceramic tiles, and accounted for approximately 25.0% of our cost of sales in 2014. Fujian and Jiangxi Provinces, where our production facilities are located, are the largest clay production areas in China and clay supply is stable and sufficient for our production and planned production.

Coal and gas are our major fuel sources for making ceramic tiles. Coal and gas accounted for approximately 6.8% and 9.6%, respectively, of our cost of sales in the year ended December 31, 2014. We have long-term relationships with our coal suppliers. Prices of coal have experienced fluctuations in the past few years. During 2014, our Hengda facility was required by the local governmental entity to begin using natural gas to operate the facility. This increased our cost of goods produced at that facility because natural gas is a more expensive energy source than coal.

Dyes are another key material for making ceramic tiles, and accounted for approximately 28.7% of our cost of sales in the year ended December 31, 2014. A number of dyes are used in ceramic tiles, and the prices of different dyes have experienced fluctuations in the past few years.

Other income and other expenses.  Other income consists of interest income. Other expenses primarily consist of the loss on disposal of equipment, foreign exchange loss and provision for litigation.

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

Income taxes. Our subsidiaries in the PRC are subject to the PRC Enterprise Income Tax Law, and the applicable income tax rate pursuant to such law in the years ended December 31, 2012, 2013 and 2014 is 25%.

Results of Operations

Year ended 2014 compared to the year ended 2013

Revenue.  The following table sets forth the breakdown of revenue, by product categories, for fiscal years 2013 and 2014:

	December 31,
Revenue RMB (‘000)	2013	Percentage	2014	Percentage
Porcelain	643,803	69.01%	703,575	67.81%
Glazed Porcelain	55,116	5.91%	44,093	4.25%
Glazed	44,841	4.81%	40,104	3.86%
Rustic	116,503	12.49%	100,512	9.69%
Polished Glazed	72,631	7.78%	149,367	14.39%
Total	932,894	100.00%	1,037,651	100.00%

Revenue increased by RMB 104.8 million, or 11.2%, to RMB 1,037.7 million ($167.2 million) in the year ended December 31, 2014, from RMB 932.9 million for the year ended December 31, 2013. The year-over-year increase in revenue was primarily driven by a 9.7% increase in our average selling price in 2014 as compared to 2013 (RMB 29.5 ($4.8) per square meter for 2014 compared to RMB 26.9 per square meter for 2013), which we view as reflective of our market positioning and the modestly improved macroeconomic conditions during 2014 relative to the downturn in our sector that occurred in late 2012.

Porcelain tiles. Revenue from porcelain tiles increased 9.3% from RMB 643.8 million for the year ended December 31, 2013 to RMB 703.6 million ($113.4 million) for the year ended December 31, 2014. The increase was primarily attributable to an increase in the average selling price. The average selling price increased by 7.4% to RMB 26.2 ($4.2) per square meter for the year ended December 31, 2014 from an average selling price of RMB 24.4 per square meter for the year ended December 31, 2013. Porcelain tiles for exterior walls are still our most popular product and have the largest market potential of all of our tiles. We expect porcelain tiles to continue to be our key product for the foreseeable future.

Glazed porcelain tiles. Revenue from glazed porcelain tiles decreased 20.0% from approximately RMB 55.1 million for the year ended December 31, 2013 to RMB 44.1 million ($7.1 million) for the year ended December 31, 2014. The decrease was mainly due to a decrease in sales volume. The sales volume decreased by 25% or 0.5 million square meters to approximately 1.6 million square meters for the year ended December 31, 2014 from 2.1 million square meters for the year ended December 31, 2013. Glazed porcelain tiles accounted for 4.2% of total sales for the year ended December 2014 compared to 5.9% for the year ended December 2013.

Glazed tiles. Revenue from glazed tiles decreased 10.6% from RMB 44.8 million for the year ended December 31, 2013 to RMB 40.1 million ($6.5 million) for the year ended December 31, 2014. The decrease was mainly due to a decrease in sales volume. The sales volume decreased by 13.7% or 0.3 million square meters to approximately 1.8 million square meters for the year ended December 31, 2014 from 2.1 million square meters for the year ended December 31, 2013. Among our other products, glazed tiles have a lower average selling price of RMB 22.3 in 2014. Glazed porcelain tiles accounted for 3.9% of total sales for the year ended December 2014 compared to 4.8% for the year ended December 2013.

Rustic tiles. Revenue from rustic tiles decreased 13.7% from RMB 116.5 million for the year ended December 31, 2013 to RMB 100.5 million ($16.2 million) for the year ended December 31, 2014 which was mainly due to a decrease of sales volume. The sales volume decreased by 17.4% or 0.5 million square meters to approximately 2.2 million square meters for the year ended December 31, 2014 from 2.7 million square meters for the year ended December 31, 2013. Rustic tiles accounted for 9.7% of total sales for the year ended December 31, 2014 from 12.5% for the year ended December 31, 2013.We have been promoting rustic tiles since we introduced them in 2007 and believe that rustic tiles will become a larger portion of our product mix due to its variety of patterns and textures.

Polished glazed tiles. Revenue from polished glazed tiles increased 105.7% from RMB 72.6 million for the year ended December 31, 2013 to RMB 149.4 million ($24.1 million) for the year ended December 31, 2014, mainly due to an increase in sales volume. The sales volume increased by 100.4% or 1.3 million square meters to approximately 2.6 million square meters for the year ended December 31, 2014 from 1.3 million square meters for the year ended December 31, 2013. We began selling polished glazed tiles in the second quarter of 2011. We believe that this product represents both a functional and cost-effective replacement for actual marble or stone materials used in a decorative fashion inside homes. The polished glazed tiles are of a larger size than our other tiles and we believe that demand for this series will increase in the future.

Cost of sales. The following table sets forth the breakdown of cost of sales, by product segment, for December 31, 2013 and 2014:

Cost of sales RMB (‘000)	2013	Percentage	2014	Percentage
Porcelain	598,771	68.13%	628,185	67.31%
Glazed Porcelain	55,787	6.34%	43,946	4.71%
Glazed	42,847	4.88%	38,011	4.07%
Rustic	110,442	12.57%	90,263	9.68%
Polished Glazed	70,971	8.08%	132,815	14.23%
Total	878,818	100.00%	933,220	100.00%

Cost of sales was RMB 933.2 million ($150.4 million) for the year ended December 31, 2014 compared to RMB 878.8 million for the year ended December 31, 2013, representing an increase of RMB 54.4 million, or 6.2%. The increase in cost of sales was primarily due to the increase in raw material costs and costs of energy source.

Gross profit. The following table sets forth the breakdown of our gross profit and gross profit margin, by product segment, for December 31, 2013 and 2014:

	December 31,
	2013		2014
RMB (‘000)	Gross Profit	Profit Margin	Gross Profit	Profit Margin
Porcelain	45,032	6.99%	75,390	10.72%
Glazed Porcelain	(671)	(1.22)%	147	0.33%
Glazed	1,994	4.45%	2,093	5.22%
Rustic	6,061	5.20%	10,249	10.20%
Polished Glazed	1,660	2.29%	16,552	11.08%
All products	54,076	5.80%	104,431	10.06%

Our gross profit increased 93.1% or RMB 50.3 million from RMB 54.1 million for the year ended December 31, 2013 to RMB 104.4 million ($16.8 million) for the year ended December 31, 2014. Our gross profit margin was increased from 5.8% for the year ended December 31, 2013 to 10.1% for the year ended December 31, 2014. The year-over-year increase in gross profit margin was primarily driven by an increase in the selling prices of our products since the third quarter of 2014.

Administrative expenses. Administrative expenses were RMB 29.5 million ($4.8 million) for the year ended December 31, 2014, compared to RMB 27.6 million for the year ended December 31, 2013, representing an increase of RMB 1.9 million, or 7.1%. The year-over-year increase in administrative expenses was primarily due to the increase in audit fees and lawyer fees related to the regaining of compliance with the Nasdaq requirments and the outstanding class action litigation.

Finance costs. Finance costs increased 8.5% or RMB 0.4 million from RMB 4.2 million for the year ended December 31, 2013 to RMB 4.6 million ($0.7 million) for the year ended December 31, 2014. The year-over-year increase in finance costs was resulted from the increase in interest paid on bank borrowings outstanding in 2014.

Other expenses. Other expenses decreased 45.8% or RMB 9.3 million from RMB 20.2 million for the year ended December 31, 2013 to RMB10.9 million ($1.8 million) for the year ended December 31, 2014. In 2013, we disposed of old equipment at our Hengda facility resulting in an expense of RMB 18.9 million. In 2014, loss on diposal of property, plant and equipment was RMB 3.5 million. Other expenses in 2014 included the provision for a litigation claim of RMB 5.3 million relating to the settlement of the outstanding class action litigation.

Loss before taxation. Loss before taxation increased 275.7% from RMB 3.7 million for the year ended December 31, 2013 to RMB 13.9 million ($2.2 million) for the year ended December 31, 2014. The increase in loss before taxation was mainly due to realized and unrealized fair value loss on derivative financial instruments of RMB 59.5 million ($9.6 million), as opposed to a gain of RMB 3.3 million in 2013. During the second quarter of 2013 and the first quarter of 2014, we entered into certain foreign currency transaction agreements with Taishin International Bank for investment purposes. The agreements meet the definition of a derivative: no initial net investment; value changes in response to the change of exchange rate (US$ versus RMB); and the agreements are settled at a future date. In July 2014, our Chief Executive Officer, the Company’s largest shareholder, and an affiliate of our Chief Executive Officer, agreed to assume these agreements. As a result, after July 31, 2014, we were no longer required to fund any losses related to these agreements, and will neither suffer any future liabilities arising under those agreements nor realize any benefits arising under those agreements.

Income taxes. We incurred an income tax expense of RMB 16.5 million ($2.7 million) for the year ended December 31, 2014 compared to an income tax credit of RMB 1.7 million for the year ended December 31, 2013, representing an increase in expenses of RMB 18.1 million. Our PRC statutory enterprise income tax rate was 25.0% for the years ended December 31, 2014 and 2013. Excluding the loss of our BVI holding company and Hong Kong incorporated subsidiary, our effective tax rates for 2014 were 25.4%. The tax credit in 2013 was related to over-provision of PRC income tax in prior years of RMB2.9 million, offset by withholding tax on profits retained by our PRC subsidiary of RMB1.2 million.

Loss attributable to shareholders. Loss attributable to shareholders increased approximately RMB28.3 million or 14 times from RMB 2.0 million for the year ended December 31, 2013 to RMB 30.3 million ($4.9 million) for the year ended December 31, 2014. The year-over-year increase in loss attributable to shareholders was primarily caused by the increase in fair value loss on derivative financial instruments of RMB 62.8 million in 2014 and the increase in income tax expenses of RMB18.1 million, offset by an increase in gross profit of RMB50.4 million.

Year ended 2013 compared to the year ended 2012

Revenue.  The following table sets forth the breakdown of revenue, by product categories, for fiscal years 2012 and 2013:

	December 31,
Revenue RMB (‘000)	2012	Percentage	2013	Percentage
Porcelain	784,383	54.29%	643,803	69.01%
Glazed Porcelain	57,359	3.97%	55,116	5.91%
Glazed	97,411	6.74%	44,841	4.81%
Rustic	374,276	25.90%	116,503	12.49%
Ultra-thin	45,794	3.17%	-	-
Polished Glazed	85,668	5.93%	72,631	7.78%
Total	1,444,891	100.00%	932,894	100.00%

Revenue decreased by RMB 512.0 million, or 35.4%, to RMB 932.9 million in the year ended December 31, 2013, from RMB 1,444.9 million for the year ended December 31, 2012. The year-over-year decrease in revenue was primarily driven by a 24.8% decrease in the sales volume of ceramic tiles to 34.7 million square meters in the year ended December 31, 2013 from 46.2 million square meters in the year ended December 31, 2012. In addition, we began price reductions in December 2012 that resulted in a 14.1% decrease in our average selling price in 2013 as compared to 2012 (RMB 26.9 per square meter for the year end 2013 per square meter compared to RMB 31.3 per square meter for 2012). We attributed our reduced sales volume to the continued challenging business conditions in China’s real estate and construction sector duiring the period. Because no distributors ordered ultra-thin tiles for 2013, we stopped production of ultra-thin tiles in 2013.

Porcelain tiles. Revenue from porcelain tiles decreased 17.9% from RMB 784.4 million for the year ended December 31, 2012 to RMB 643.8 million for the year ended December 31, 2013. The decrease was primarily attributable to a decrease in the sales volume and the average selling price. The average selling price decreased by 9.6% to RMB 24.4 per square meter for the year ended December 31, 2013 from an average selling price of RMB 27.0 per square meter for the year ended December 31, 2012, the sales volume decreased by 2.7 million square meters to approximately 26.4 million square meters for the year ended December 31, 2013 from 29.1 million square meters for the year ended December 31, 2012. The decrease in volume was caused by a reduction in market demand. Porcelain tiles for exterior walls are still our most popular product and have the largest market potential of all of our tiles. We expect porcelain tiles to continue to be our key product for the foreseeable future.

Glazed porcelain tiles. Revenue from glazed porcelain tiles decreased 4.0% from approximately RMB 57.4 million for the year ended December 31, 2012 to RMB 55.1 million for the year ended December 31, 2013. The decrease was mainly due to a decrease in average selling price. The average selling price decreased 4.1% to RMB 25.7 per square meter for the year ended December 31, 2013 from an average selling price of RMB 26.8 per square meter for the year ended December 31, 2012. Glazed porcelain tiles accounted for 5.9% of total sales for the year ended December 31, 2013 compared to 4.0% for the year ended December 31, 2012.

Glazed tiles. Revenue from glazed tiles decreased by 54.0% from RMB 97.4 million for the year ended December 31, 2012 to RMB 44.8 million for the year ended December 31, 2013. The decrease was mainly due to a decrease in sales volume. The sales volume decreased by 2.8 million square meters to approximately 2.1 million square meters for the year ended December 31, 2013 from 4.9 million square meters for the year ended December 31, 2012. Glazed tiles have a lower selling price than our other products. Glazed porcelain tiles accounted for 4.8% of total sales for the year ended December 31, 2013 compared to 6.7% for the year ended December 31, 2012.

Rustic tiles. Revenue from rustic tiles decreased 68.9% from RMB 374.3 million for the year ended December 31, 2012 to RMB 116.5 million for the year ended December 31, 2013 which was mainly due to a decrease of sales volume and average selling price. The sales volume decreased by 4.6 million square meters to approximately 2.7 million square meters for the year ended December 31, 2013 from 7.3 million square meters for the year ended December 31, 2012. The average selling price decreased 16.5% to RMB 42.5 per square meter for the year ended December 31, 2013 from an average selling price of RMB 50.9 per square meter for the year ended December 31, 2012. Rustic tiles accounted for 12.5% of total sales for the year ended December 31, 2013 from 25.9% for the year ended December 31, 2012.We have been promoting rustic tiles since it was introduced in 2007 and believe that rustic tiles will become a larger portion of our product mix due to its variety of pattern and texture.

Ultra-thin tiles. Revenue from ultra-thin tiles decreased 100% from RMB 45.8 million for the year ended December 31, 2012 to nil for the year ended December 31, 2013 as no distributors ordered ultra-thin tiles for the year ended December 31, 2013.

Polished glazed tile. Revenue from polished glazed tiles decreased 15.3% from RMB 85.7 million for the year ended December 31, 2012 to RMB 72.6 million for the year ended December 31, 2013, mainly due to the decrease in average selling price. The average selling price decreased by 11.1% to RMB 55.5 per square meter for the year ended December 31, 2013 from an average selling price of RMB 62.4 per square meter for the year ended December 31, 2012. We introduced polished glazed tiles in March 2011 and began selling them in the second quarter of 2011. We believe that this product represents both a functional and cost-effective replacement for actual marble or stone materials used in a decorative fashion inside homes. The polished glazed tiles are of a larger size than our other tiles and we believe that demand for this series will increase in the future.

Cost of sales. The following table sets forth the breakdown of cost of sales, by product segment, for December 31, 2012 and 2013:

	December 31,
Cost of sales RMB (‘000)	2012	Percentage	2013	Percentage
Porcelain	576,279	54.15%	598,771	68.13%
Glazed Porcelain	49,633	4.67%	55,787	6.34%
Glazed	94,641	8.90%	42,847	4.88%
Rustic	255,933	24.06%	110,442	12.57%
Ultra-thin	29,110	2.74%	-	-
Polished Glazed	58,296	5.48%	70,971	8.08%
Total	1,063,892	100.00%	878,818	100.00%

Cost of sales was RMB 878.8 million for the year ended December 31, 2013 compared to RMB 1,063.9 million for the year ended December 31, 2012, representing a decrease of RMB 185.1 million, or 17.4%. The decrease in cost of sales was primarily due to the decrease in sales volume.

Gross profit. The following table sets forth the breakdown of our gross profit and gross profit margin, by product segment, for December 31, 2012 and 2013:

	December 31,
	2012		2013
RMB (‘000)	Gross Profit	Profit Margin	Gross Profit	Profit Margin
Porcelain	208,104	26.53%	45,032	6.99%
Glazed Porcelain	7,726	13.47%	(671)	(1.22)%
Glazed	2,770	2.84%	1,994	4.45%
Rustic	118,343	31.62%	6,061	5.20%
Ultra-thin	16,684	36.43%	-	-
Polished Glazed	27,372	31.95%	1,660	2.29%
All products	380,999	26.37%	54,076	5.80%

Our gross profit decreased 85.8% from RMB 381.0 million for the year ended December 31, 2012 to RMB 54.1 million for the year ended December 31, 2013. Our gross profit margin declined from 26.4% for the year ended December 31, 2012 to 5.8% for the year ended December 31, 2013. The year-over-year decrease in gross profit margin was primarily driven by a decrease in the selling price and an increase in material cost and labor cost. The decrease in gross profit during the period in dollar terms was mainly driven by the decrease in sales volume and price since the fourth quarter of 2012.

Administrative expenses. Administrative expenses were RMB 27.6 million for the year ended December 31, 2013, compared to RMB 30.0 million for the year ended December 31, 2012, representing a decrease of RMB 2.4 million, or 8.0%. The year-over-year decrease in administrative expenses was primarily due to a reduction to RMB 2.1 million of non-cash share-based compensation expenses in 2013 related to the 2010 Incentive Compensation Plan, which is designed to retain directors and senior management. The comparable non-cash share-based expenses were RMB 5.7 million in the year ended December 31, 2012.

Finance costs. Finance costs decreased 54.8% from RMB 9.3 million for the year ended December 31, 2012 to RMB 4.2 million for the year ended December 31, 2013. The year-over-year decrease in finance costs resulted from the decrease in average debt outstanding in 2013. The average debt outstanding was RMB 79,826,000 and RMB 122,500,000 during the years ended December 31, 2013 and 2012, respectively.

Other expenses. Other expenses increased about 9.4 times from RMB 1.9 million for the year ended December 31, 2012 to RMB 20.2 million for the s year ended December 31, 2013. The year-over-year increase was primarily caused by the loss on disposal of property, plant and equipment of RMB 18.9 million. The disposal of property, plant and equipment primarily related to the disposal of old equipment at our Hengda facility during 2013.

Profit/(loss) before taxation. We recorded a profit of RMB 328.8 million before taxation for the year ended December 31, 2012 and a loss of RMB 3.7 million before taxation for the year ended December 31, 2013. The loss in 2013 was mainly due to our lower gross profit.

Income taxes. We incurred an income tax credit of RMB 1.7 million for the year ended December 31, 2013 compared to an income tax expense of RMB 84.9 million for the year ended December 31, 2012, representing a decrease in income tax expense of RMB 86.6 million, due to lower profit before taxation in 2013. Our PRC statutory enterprise income tax rate was 25.0% for the years ended December 31, 2013 and 2012. The tax credit in 2013 was related to over-provision of PRC income tax in prior years of RMB 2.9 million, offset by withholding tax on profits retained by our PRC subsidiary of RMB 1.2 million.

Profit/(loss) attributable to shareholders. We recorded a profit of RMB 243.8 million attributable to shareholders for the year ended December 31, 2012 and a loss of RMB 2.0 million attributable to shareholders for the year ended December 31, 2013. The year-over-year change from net profit to net loss was primarily driven by lower gross profit in 2013.

Liquidity and Capital Resources

The following table presents a summary of our cash flows and beginning and ending cash balances for the years ended December 31, 2012, 2013 and 2014:

	Year Ended December 31,
RMB(‘000)	2012	2013	2014
Net cash generated from operating activities	191,201	52,115	22,717
Net cash (used in)/generated from investing activities	(18,871)	(128,664)	12,991
Net cash (used in)/generated from financing activities	(125,000)	15,990	(3,402)
Net cash flow	47,330	(60,559)	32,306
Cash and cash equivalents at beginning of year	42,149	89,448	28,848
Effect of foreign exchange rate differences	(31)	(41)	1
Cash and cash equivalents at end of year	89,448	28,848	61,155

We have historically financed our liquidity requirements mainly through operating cash flow, bank loans and issuance of new shares.

Cash flows from operating activities.

Our net cash generated from operating activities was RMB 22.7 million ($3.7 million) for the year ended December 31, 2014, a decrease of RMB 29.4 million, or 56.4%, from RMB 52.1 million net cash generated from operating activities in 2013. The year-over-year decrease was mainly due to an increased level of trade receivables and a decrease in trade payables in 2014. We had a cash outflow for trade receivables of RMB 58.9 million ($9.5 million) and a cash outflow for trade payables of RMB 30.4 million ($4.9 million) in 2014. In 2013, we had a cash outflow for trade receivables of RMB 35.1 million and a cash inflow for trade payables of RMB 37.4 million. The year over year decrease was offset by an increased level of accrued liabilities, other payables and amounts due to related parties. We have a cash inflow for this liabilities and payables of RMB 28.8 million ($4.6 million) in 2014 compared to a cash outflow of RMB 11.1 million in 2013.

Our net cash generated from operating activities was RMB 52.1 million for the year ended December 31, 2013, a decrease of RMB 139.1 million, or 72.8%, from RMB 191.2 million net cash generated from operating activities for the year ended December 31, 2012. The year-over-year decrease was driven by the slowdown and decrease of revenue in 2013, resulting in a loss before taxation of RMB 3.7 million in 2013 as compared to a profit before taxation of RMB 328.8 million in 2012. Also, our trade receivables and inventory level increased in 2013. We had a cash outflow for trade receivables of RMB 35.1 million and cash outflow for inventory of RMB 40.2 million in 2013. In 2012, we had a cash inflow for trade receivables of RMB 17.3 million and a cash outflow for inventory of RMB 3.1 million. The decrease in cash inflow in 2013 was offset by (i) an increase in trade payables (we had a cash inflow of trade payables of RMB 37.4 million in 2013 and a cash outflow of trade payables of RMB 137.6 million in 2012); and (ii) a reduced income tax obligation as a result of lower profit in 2013 (we paid income taxes of RMB 6.2 million and RMB 120.2 million in 2013 and 2012, respectively).

Inventory and Accounts Receivable.

Our inventory turnover rate decreased from 3.65 times in 2012 to 2.94 times for the year ended December 31, 2013 and further decreased to 2.92 times for the year ended December 31, 2014. Based on our historical experience, except for the RMB 23.4 million and RMB 2.4 million ($0.4 million) of inventory that was impaired for the years ended December 31, 2013 and 2014, respectively, we believe that the value of our current inventories is realizable.

The average number of days in which we received payment on our trade receivables, net of value-added tax, was increased from 100 days in 2012 to 158 days for the year ended December 31, 2013 and decreased to 156 days for the year ended December 31, 2014. Since the end of 2012, we had extended the collection period from 90 days to 150 days to address funding pressures of our distributors. Other customers were granted a credit period of 90 days in 2013 and 2012, and extended to 120 days in 2014. Based on our historical experience and current operation, we believe that all our trade receivables are collectable in full.

Cash flows from investing activities.

Net cash generated from investing activities in the year ended December 31, 2014 was RMB 13.0 million ($2.1 million), compared to RMB 128.7 million of net cash used in investing activities in the same period of 2013. The investing cash inflows in 2014 were primary caused by the proceeds from disposal of property, plant and equipment of Hengda.

Net cash used in investing activities in the year ended December 31, 2013 was RMB 128.7 million, compared to RMB 18.9 million of net cash used in investing activities in the year ended December 31, 2012. The increase in investing cash outflows was primary due to i) an increase in acquisition of property, plant and equipment, modification of an existing production line of Hengda, acquisition of equipment at Hengda facility that replaced coal with gas as the source of Hengda’s power supply and the completion and interior build-out of office; and (ii) an increase in restricted cash in relation to the Company’s bank borrowings and foreign currency transactions agreements.

Cash flows from financing activities.

For the year ended December 31, 2014, net cash used in financing activities was RMB 3.4 million ($0.5 million), primarily due to the net repayment of bank borrowings, compared to net cash generated from financing activities of RMB16.0 million for the same period of 2013.

For the year ended December 31, 2013, net cash generated from financing activities was RMB 16.0 million due to new bank borrowings, offset by the payment of dividends and deposit to the stock transfer agent for dividend payment payment, as compared to net cash used in financing activities of RMB125.0 million for the year ended December 31, 2012 caused by repayment of bank borrowings.

The major sources of our liquidity for fiscal year 2012, 2013 and 2014 were cash generated from operations and bank borrowings. The cash generated in 2014 was primarily due to the cash generated from operating activities of RMB 22.7 million ($3.7 million) and the cash generated from investing activities of RMB 13.0 million ($2.1 million), offset primarily by repayment of bank loans. The cash generated in 2013 was primarily due to the cash generated from operating activities of RMB 52.1 million and net new bank borrowings of RMB 40.0 million, offset primarily by the cash payment of RMB 97.1 million for the acquisition of property, plant and equipment for the Hengdali facility and Hengda facility, increase in restricted cash of RMB 37.4 million, deposit to the stock transfer agent for dividend payment RMB 11.8 million and payment RMB 11.8 million for dividends. The cash generated in 2012 was primarily due to the cash generated from operating activities of RMB 191.2 million, offset primarily by the cash payment of RMB 19.5 million for the acquisition of property, plant and equipment for the replacement of old equipment at its Hengda facility and repayment of bank borrowing of RMB 125.0 million.

Cash and bank balances were RMB 61.2 million ($9.9 million) as of December 31, 2014, as compared to RMB 28.8 million as of December 31, 2013, and RMB 89.4 million at December 31, 2012.

As of December 31, 2014, our total outstanding bank loans amounted to RMB 84.7 million ($13.7 million) with interest rates in the range of 2.48% to 8.16% per annum and maturity dates in the range of January 22, 2015 to November 10, 2015.

Operating lease commitments totaled RMB 6.1 million ($1.0 million) as of December 31, 2014.

There were no capital commitments as of December 31, 2014.

There were commitments for advertising and insurance expenditure totaling RMB 2.4 million ($0.4 million) as of December 31, 2014.

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

We have sufficient raw materials to support, on average, three weeks of production at any point in time. This helps to minimize any potential delays in our production process which may arise due to insufficient raw materials. Our production of ceramic tiles is based on customers’ orders. In doing so, we minimize storage space and maintain a relatively low inventory level of finished products. The inventory turnover in 2014 stayed stable as compared with that in 2013, but increased as compared with 2012. This reflects the decrease in sales volume of ceramic titles in 2013 and 2014 as compared to 2012. Our inventory turnover for the years ended 2012, 2013 and 2014 are as follows:

	FY2012	FY2013	FY2014
Inventories (RMB’000)	290,603	307,436	330,763
Inventory turnover (days)(1)	100	124	125

(1)	The average inventory turnover is computed based on the formula: (simple average opening and closing inventories balance in a financial year / cost of sales) × 365 days.

In December 2012, the Company launched a sales promotion which decreased some of the selling prices of the products, resulting in the carrying value of some of its inventory being higher than their net realizable value. Provision for the declines in the value of inventory for the years ended December 31, 2012, 2013 and 2014 was RMB 4,237,000, RMB 23,414,000 and RMB 2,438,000 ($0.4 million), respectively, and was primarily charged to Cost of Sales.

Credit Management

Credit terms to our customers

We typically extend credit terms of approximately 90 days to our customers. We will grant credit terms based on the reputation, creditworthiness, size of orders, payment records and number of years we have done business with the customer. We do not have a goods return policy. Considering the challenging market conditions in China’s real estate industry, we extended the collection period to 150 days to address funding pressures of our distributors since the year ended December 31, 2012. Other customers were granted a credit period of 90 days in the years ended December 31 2013 and 2012 and extended to 120 days in the year ended December 2014.

Personnel from our sales and marketing department typically conduct visits to new customers to evaluate their credit worthiness before entering into any arrangements with them. In addition, as Hengda was awarded the top 500 brand, we increased the deposit required from new distributors from RMB 0.4 million to RMB 1.0 million.

Our average trade receivables’ turnover days in the three years ended December 31, 2014 were as follows:

	FY2012	FY2013	FY2014
Trade receivables (RMB’000)	455,885	490,989	549,925
Trade receivables turnover (days)(1)	100	158	156

(1)	The average trade receivables’ turnover is computed based on the formula: (simple average opening and closing trade receivables balance, net of value-added tax in a financial year/revenue) × 365 days.

Credit terms from our suppliers

Our typical credit terms from our major suppliers are from 1 to 4 months after the raw materials have been delivered. Our average trade payables’ turnover days in the last three years ended December 31, 2014 were as follows:

	FY2012	FY2013	FY2014
Trade payables (RMB’000)	115,123	152,572	122,168
Trade payables turnover (days)(1)	78	68	64

(1)	The average trade payables’ turnover is computed based on the formula: (simple average opening and closing trade payables balance, net of value-added tax in a financial year / purchases ) × 365 days.

Trade payables turnover, net of value-added tax, was 64 days as of December 31, 2014 compared with 68 days as of December 31, 2013. The year-over-year decrease in trade payables turnover resulted from the lower average quarter-end trade balances in the trailing twelve month in 2014. The average turnover days were within the Company’s normal credit period.

Capital Expenditures

Our capital expenditures primarily consist of expenditures on property, plant and equipment.

We had no capital expenditures on property, plant and equipment for the year ended December 31, 2014 compared to RMB 97.1 million for the same period in 2013.

Capital expenditures on property, plant and equipment was RMB 97.1 million for the year ended December 31, 2013, compared to RMB 19.5 million for the same period in 2012. In 2013, we expended RMB 51.7 million for the acquisition of equipment at our Hengda and Hengdali facilities to improve production lines, expended RMB 28.4 million to modify an existing production line at the Hengda facility to enable the manufacture of products that are in high demand, expended RMB 5.6 million for the acquisition of equipment at Hengda facility that replaced coal with gas as the source of Hengda’s power supply and expended RMB11.4 million for the interior build-out of the completed office building adjacent to the Hengdali facility.

Contractual Obligations

Our contractual obligations consist mainly of debt obligations, operating lease obligations and other purchase obligations and commitments, and will be paid off with our cash flow from operations. The following table sets forth a breakdown of our contractual obligations (including both interest and principal cash flows) as of December 31, 2014:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term debt obligations(1)	85,671	85,671	-	-
Operating purchase obligations(2)	6,060	5,607	453	-	-
Other obligations(3)	2,439	2,439	-	-	-
Total	94,170	93,717	453	-	-

(1)	Amounts represent principal and interest cash payments over the life of the bank loans, including anticipated interest payments that are not recorded in the financial statements as of December 31, 2014.

(2)	We lease plant buildings, production factories, warehouses and employees’ hostel from non-related parties under non-cancellable operating lease arrangements.

(3)	Includes advertising and insurance expenditure contracted but not provided for in the financial statements as of December 31, 2014

The following table sets forth further details regarding our loans outstanding as of December 31, 2014:

Short-term debt obligations:	Amount of loans RMB’000	Interest rates (p.a)
China Citic Bank	45,000	7.80% -8.16%
Taishin International Bank	39,704	2.48%-2.50%

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

Our research and development expenses were approximately RMB 1.2 million, RMB 1.1 million and RMB 1.3 million ($0.2 million), for fiscal years 2012, 2013 and 2014. From time to time, we may enter into collaboration with other research institutes to develop new products or improve our production process.

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

As of December 31, 2014, our backlog was RMB 137.0 million ($22.1 million) which represents approximately the next two months of revenue at the time, compared to a backlog of approximately RMB 136.6 million on December 31, 2013, a year-over-year increase of 0.3%.

Dividends

We paid a cash dividend of $0.10 per share each on July 13, 2013 and January 14, 2014 to our shareholders, which totaled $4.1 million (equivalent to RMB 24.9 million gross, RMB23.66 million net of 5% PRC withholding tax). In 2014, we paid a cash dividend of $0.0125 per share each on July 14, 2014 and January 14, 2015 to our shareholders, which totaled $0.5 million (equivalent to RMB 3.2 million gross, RMB 3.0 million net of 5% PRC withholding tax).

Off-Balance Sheet Arrangements

We do not have any outstanding off-balance arrangements and have not entered into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

Impact of Inflation

The general annual inflation rate in China was approximately 2.6% in both 2012 and 2013 and 2.0% in 2014, according to the National Bureau of Statistics. Our results of operations may be affected by inflation, particularly rising prices for energy, labor costs, raw materials and other operating costs. See “Item 3. Key Information — Risk Factors — Risks relating to our business — If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.”

FINANCIAL RISK MANAGEMENT

We are exposed to financial risks arising from our operations and the use of financial instruments. The key financial risks included credit risk, liquidity risk, interest rate risk, foreign currency risk and market price risk.

Apart from the foreign currency forward contracts that we have entered into during 2013 and 2014, we do not hold or issue derivative financial instruments for trading purposes or to hedge against fluctuations, if any, in interest rates and foreign exchange rates.

Our exposure to these financial risks increased substantially during 2013 and 2014 due to our execution of the foreign currency forward contracts. However, in July 2014 those contracts were assumed by an affiliate of our Chairman and we were released from the liabilities that we incurred under those contracts. We do not intend to enter into similar contracts in the future.

(i)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to us. Our exposure to credit risk arises primarily from bank balances and trade receivables. For trade receivables, we adopt the policy of dealing only with customers of appropriate credit history to mitigate credit risk. For other financial assets, we adopt the policy of dealing only with high credit quality counterparties.

As we do not hold any collateral, the maximum exposure to credit risk for each class of financial assets is the carrying amount of that class of financial assets presented on the consolidated statements of financial position.

Cash and bank balances

Our bank deposits are placed with reputable banks in the PRC, Hong Kong and the United States. The credit exposure of our cash and bank balances (including restricted cash) as of December 31, 2012, 2013 and 2014 were RMB 89,448,000, RMB 66,207,000 and RMB 90,027,000 ($14,510,000), respectively.

Trade receivables

Our objective is to seek continual growth while minimizing losses incurred due to increased credit risk exposure.

We have significant concentration of credit risk as the Company’s top three largest trade receivables represent approximately 18%, 15% and 17% of the trade receivable balance as of December 31, 2012, 2013 and 2014, respectively. Our five largest trade receivables represented approximately 23%, 21% and 25% of the trade receivable balance as of December 31, 2012, 2013 and 2014, respectively.

Our exposure to credit risks is influenced mainly by the individual characteristics of each customer. We typically give our existing customers credit terms of approximately 120 days to 150 days. In deciding whether credit shall be extended, we will take into consideration factors such as the relationship with the customer, its payment history and credit worthiness. In relation to new customers, the sales and marketing department will prepare credit proposals for approval by the Chief Executive Officer.

We perform ongoing credit evaluation of our customers’ financial condition and require no collateral from our customers. The provision for impairment loss for doubtful debts is based upon a review of the expected collectability of all trade and other receivables.

The credit exposure of our trade receivables as of December 31, 2012, 2013 and 2014 was RMB 455,885,000, RMB 490,989,000 and RMB 549,925,000 ($88,632,000), respectively.

(ii)	Liquidity risk

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

The table below summarizes the maturity profile of the liabilities based on contractual undiscounted payments:

	As of December 31, 2014
	Within 1 year	More than 1 year but less than 3 years	Total
	RMB’000	RMB’000	RMB’000
Trade payables	122,168	-	122,168
Amounts owed to related parties	24,902	-	24,902
Interest-bearing bank borrowings (1)	85,671	-	85,671
Total	232,741	-	232,741
(1)	Includes contractual interest payments

We intend to ensure that there are adequate funds to meet all our obligations in a timely and cost-effective manner. We intend to maintain sufficient levels of cash and cash equivalents and have available an adequate amount of committed credit facilities from financial institutions to meet our liquidity requirements in the short and longer term.

(iii)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of our financial instruments will fluctuate because of changes in market interest rates.

Our exposure to interest rate risk arises primarily from our interest-bearing bank deposits and borrowings. As of December 31, 2014, RMB 10.0 million ($1.6 million) of our borrowings were on a fixed rate basis and RMB 74.7 million ($12.0 million) were on a variable rate basis.

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

At December 31, 2014, if average interest rate on our variable-rate bank borrowings had been 50 basis point higher/lower, loss before tax for the year ended December 31, 2014 would have been increased/decreased by RMB 374,000/RMB 374,000 (2013: increased/decreased loss before tax by approximately RMB 448,000 /RMB 448,000, 2012: decreased/increased profit before tax by approximately RMB 300,000 /RMB 300,000).

(iv)	Foreign currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk arises when transactions are denominated in foreign currencies.

Our operations are primarily conducted in the PRC. All the sales and purchases transactions are denominated in RMB. As such, the operations are not exposed to exchange rate fluctuation.

As at December 31, 2012, 2013 and 2014, nearly all of our monetary assets and monetary liabilities were denominated in RMB except that as of December 31, 2014, certain bank balances, bank borrowings and other payables were denominated in US dollars.

During the second quarter of 2013 and the first quarter of 2014, we entered into foreign currency forward contracts for investment purposes. The net fair value of foreign exchange forward contracts entered into by us at December 31, 2013 was RMB 44,000 and have been recognized as derivative financial instruments. On July 31, 2014, Sound Treasure Limited, our largest shareholder and an affiliate of our Chief Executive Officer, entered into a three party agreement (the “Novation”) with the financial institution that originated the foreign currency transaction agreements and us. Under the Novation, Sound Treasure Limited assumed these agreements and all assets (mainly deposits placed with the financial institution) and all existing and future liabilities arising under these agreements, and we were released from the liabilities arising under the foreign currency transaction agreements after July 31, 2014.

The Group’s foreign currency risk is mainly concentrated on the fluctuation of US$ and HK$. The following table details the Group’s sensitivity to a 4% increase and decrease in RMB against the relevant foreign currencies. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the years end for a 4% change. On this basis, if RMB strengthens against foreign currencies by 4%, the Group’s (loss)/profit before taxation for the year would decreased by the following amount, and vice versa.

	As of December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
(Loss) /Profit before taxation	1,855	(322,151)	(21)

1 Mainly as a result of fair value (including foreign exchange) losses/gains on foreign currency forward contracts.

Critical Accounting Policies and Judgment

Our consolidated financial statements are prepared in accordance with IFRS including related interpretations as issued by the IASB, and have been consistently applied throughout the years ended December 31, 2012, 2013, and 2014. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates and judgments are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may materially differ from these estimates under different assumptions or conditions.

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

Impairment of financial assets

We assess, at the end of each reporting period, whether there is objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred ‘loss event’), has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or
•	breach of contract, such as default or delinquency in interest or principal payments; or
•	it becoming probable that the borrower will enter bankruptcy or financial re-organization; or
•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor.

If any such evidence exists, the impairment loss on trade and other financial assets carried at amortized cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate, where the effect of discounting is material. This assessment is made collectively where these financial assets share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

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

Classification and subsequent - measurement of financial liabilities

Financial liabilities are classified as FVTPL, or other financial liabilities, as appropriate upon initial recognition. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

i	Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transactioncosts. Subsequent to the initial recognition, other financial liabilities are measured at amortized cost using the effective interest method. Our other financial liabilities include trade and other payables.

ii	Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated uponinitial recognition as FVTPL. Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments (including separated embedded derivatives) held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in profit or loss. We do not have any financial liabilities classified as FVTPL.

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

All other leases are treated as operating leases. Where we have use of assets under operating leases, payments made under the leases are charged to profit or loss on a straight line basis over the lease terms except where an alternative basis is more representative of the time pattern of benefits to be derived from the leased assets. Lease incentives received are recognized in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

All of our leases are operating leases for the years ended December 31, 2014, 2013 and 2012.

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods, net of rebates and discounts. We paid rebates to some distributors on their annual cash collections in 2012. No such rebates were paid to distributors since year 2013. Provided it is probable that the economic benefits will flow to us and the revenue and costs, if applicable, can be measured reliably, revenue is recognized as follows:

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

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets are offset against deferred tax liabilities, if we have the legally enforceable right to set off the recognized amounts and the following additional conditions are met:

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

Impairment loss recognized in respect of property, plant and equipment

As of December 31, 2014, the carrying amount of property, plant and equipment was approximately RMB 718,418,000 ($115,788,000) (2013: RMB 802,578,000; 2012: RMB 795,983,000). There was no impairment loss recognized for the years ended December 31, 2014, 2013 and 2012. Determining whether property, plant and equipment are impaired requires an estimation of the recoverable amount of the property, plant and equipment. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of land use rights

As of December 31, 2014, the carrying amount of land use rights was approximately RMB 29,259,000 ($4,716,000) (2013: RMB 29,929,000; 2012: RMB 30,598,000). There was no impairment loss recognized for the years ended December 31, 2014, 2013 and 2012. Determining whether land use rights are impaired requires an estimation of the recoverable amount of the land use rights. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires us to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. We performed goodwill impairment test annually. No impairment loss was recognized for the year ended December 31, 2014, 2013 and 2012.

Income tax

We have exposure to income taxes in the PRC. Significant judgment is required in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. We recognize liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The carrying amounts of our income tax payable as of December 31, 2014, 2013 and 2012 were RMB 2,772,000 ($447,000), RMB 1,520,000, and RMB 869,000, respectively.

Impairment of trade receivables

We assess the collectability of trade receivables. This estimate is based on the credit history of our customers and the current market condition. We assess the collectability of trade receivables at the balance sheet date and make the provision, if any. The identification of doubtful debts requires the use of judgment and estimates. Judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness, past collection history of each customer and on-going dealings with them. Where the expectation is different from the original estimate, such difference will impact the carrying value of trade and other receivables and doubtful debts expenses in the period in which such estimate has been changed. The carrying amounts of our trade receivables as of December 31, 2014, 2013 and 2012 were RMB 549,925,000 ($88,632,000), RMB 490,989,000 and RMB 455,885,000, respectively.

Net realizable value of inventories

Net realizable value of inventories is the management’s estimation of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of similar nature. It could change significantly as a result of various market factors. The carrying amounts of our inventories as of December 31, 2014, 2013 and 2012 were RMB 330,763,000($53,309,000), RMB 307,436,000 and RMB 290,603,000, respectively.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our current directors and executive officers are:

Name	Age	Position

Huang Jia Dong	57	Director and Chief Executive Officer

Hen Man Edmund	42	Chief Financial Officer

Cheng Yan Davis (1)(2)(3)	73	Director

Jianwei Liu (1)(2)(3)	43	Director

Shen Chiang Liang (1)(2)(3)	59	Director

Su Wei Feng	34	Director and Corporate Secretary

(1)	Member of audit committee

(2)	Member of compensation committee

(3)	Member of nominations committee

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

Director Compensation

Starting April 1, 2010, our Board of Directors determined to provide its non-employee members annual compensation of $40,000 and to provide the Audit Committee Chair annual compensation of $45,000.

The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2014 to each of our non-employee directors for such person’s service as a director (including contingent or deferred compensation accrued during 2014):

Name and Principal Position	Compensation RMB	Value of Options(1) RMB	Total RMB
Shen Cheng Liang	231,000	-	231,000
Cheng Yan Davis	248,184	-	248,184
William L. Stulginsky (resigned on April 27, 2014)	139,604	-	139,604
Jianwei Liu	268,870	-	268,870

(1)	No options were granted to non-employee directors in 2014.

Executive Officers

The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2014 to each of our officers for such person’s service as an officer (including contingent or deferred compensation accrued during 2014 but not including any amounts paid to such persons for their services as directors):

The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2014 to each of our officers for such person’s service as an officer (including contingent or deferred compensation accrued during 2014 but not including any amounts paid to such persons for their services as directors):

	Salary	Bonus	Value of Options(1)	Total
Name and Principal Position	RMB	RMB	RMB	RMB
Huang Jia Dong, Chief Executive Officer	128,956	-	-	128,956
Su Wei Feng, Director and Corporate Secretary	86,327	-	-	86,327
Hen Man Edmund, Chief Financial Officer	363,337	-	-	363,337
Su Pei Zhi, Sales Deputy General Manager	152,061	-	-	152,061

(1)	No options were granted to our executives in 2014.

Retirement Benefits

As of December 31, 2014, we have contributed to the government-mandated employee welfare and retirement benefit plan and provided pension, retirement or similar benefits to its employees. The PRC regulations require us to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. We have no further commitments beyond our monthly contribution.

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

China Ceramics Co., Ltd. 2010 Incentive Compensation Plan

On December 27, 2010, our shareholders approved the 2010 Incentive Plan. The purpose of the 2010 Incentive Plan is to assist us and our subsidiaries in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, and independent contractors by enabling such persons to acquire or increase a proprietary interest in us in order to strengthen the mutuality of interests between such persons and our shareholders, and providing such persons with annual and long-term performance incentives to expand their maximum efforts in the creation of shareholder value.  Awards under the 2010 Incentive Plan will be limited in the aggregate to 1,200,000 shares. The 2010 Incentive Plan shall terminate at such time as no shares remain available for issuance under the 2010 Incentive Plan, when we have no further obligations with respect to outstanding awards under the 2010 Incentive Plan. As of December 31, 2014, 1,130,000 stock options under the 2010 Incentive Plan have been granted.

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

Audit Committee.  The audit committee consists of Jianwei Liu, Cheng Yan Davis and Shen Chiang Liang. Mr. Liu is the chair of the audit committee, and our board of directors believes that Mr. Liu qualifies as an “audit committee financial expert”, as such term is defined in the rules of the Securities and Exchange Commission.

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

The table below provides information as to the total number of employees at the end of the last three fiscal years. We reduced our employees in 2014 due to the reduction in the facilities that were being operated. We have no contracts or collective bargaining agreements with labor unions and have never experienced work stoppages due to labor dispute. We consider our relations with our employees to be good.

	2012	2013	2014
Number of Employees	2,297	1,710	1,606

E.	Share Ownership

See Item 7 below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth, as of April 17, 2015, certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

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

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 20,430,838 shares issued and outstanding as of April 17, 2015.

Name(1)	Number of Shares Beneficially Owned		Percentage of Ownership
Shen Cheng Liang	0		0
Cheng Yan Davis (2)	109,750	(3)	*
Huang Jia Dong	8,345,308	(4)	40.26%
Jianwei Liu	0		0
Su Wei Feng	200,000	(5)	*
Hen Man Edmund	358,000	(6)	1.72%
All directors and executive officers as a group (8 individuals)	9,013,058		42.27%
Sound Treasure Limited	5,212,905	(7)	25.51%
James D. Dunning, Jr.	1,101,251	(8)	5.39%
Alan G. Hassenfeld	1,101,251	(8)	5.39%
Gregory E. Smith	1,101,251	(8)	5.39%
Prescott Group Capital Management, L.L.C.	1,857,677	(9)	9.09%
Prescott Group Aggressive Small Cap, L.P.	1,857,677	(9)	9.09%
Prescott Group Aggressive Small Cap II, L.P.	1,857,677	(9)	9.09%
Phil Frohlich	1,857,677	(9)	9.09%

*	Less than 1%

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Jinjiang Hengda Ceramics Co., Ltd.; Junbing Industrial Zone; Anhai, Jinjiang City; Fujian Province, PRC.

(2)	Cheng Yan Davis’s address is 160 Riverside Blvd, New York NY.

(3)	Includes 40,000 shares underlying options. The options are currently exercisable for $7.65 per ordinary share and expire on January 27, 2016.

(4)	Includes (i) an aggregate of 2,682,403 ordinary shares owned by Mr. Huang’s spouse and children for which Mr. Huang may be deemed to be the beneficial owner but for which Mr. Huang disclaims any beneficial ownership, (ii) 5,212,905 shares owned by Sound Treasure Limited, an entity of which Mr. Huang is the sole director and shareholder, and (iii) 300,000 shares underlying options that are currently exercisable for $7.65 per ordinary share and expire on January 27, 2016.

(5)	Consists of 200,000 shares underlying options. The options are currently exercisable for $7.65 per ordinary share and expire on January 27, 2016.

(6)	Includes 350,000 shares underlying options. The options are currently exercisable for $7.65 per ordinary share and expire on January 27, 2016.

(7)	Huang Jia Dong is the sole director and shareholder of Sound Treasure Limited.

(8)	Based on a Schedule 13D/A filed with the Securities and Exchange Commission on October 28, 2011 filed by James D. Dunning, Alan G. Hassenfeld, and Gregory E. Smith, who are parties to a voting agreement dated November 20, 2009. Consists of 663,693 shares owned by Mr. Dunning, 348,656 shares owned by Mr. Hassenfeld, and 88,902 shares owned by Mr. Smith. The business address of Mr. Dunning is 2 Sutton Place South, Apt. 17D, New York, NY 10022. The business address of Mr. Hassenfeld is c/o Hassenfeld Family Initiatives; The Owen Building; 101 Dyer Street, Suite 401; Providence, RI 02903. The business address of Mr. Smith is 1401 NE 70th Street; Oklahoma City, OK 73111.

(9)	Based on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2014 filed Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership (“Prescott Small Cap II” and, together with Prescott Small Cap, the “Small Cap Funds”), and Mr. Phil Frohlich, the principal of Prescott Capital. The Small Cap Funds and Mr. Phil Frohlich are the beneficial owners of 1,857,677 Shares. The business address of each of the beneficial owners is 1924 South Utica, Suite 1120 Tulsa, Oklahoma 74104-6529.

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

Related Party Transactions of China Ceramics and Operating Predecessor

Mr. Huang Jia Dong, the founder and Chairman of Hengda and our Chief Executive Officer and one of our directors, and a holder approximately 40.3% of our shares as of April 17, 2015, and Mr. Wong Kung Tok, formerly one of our significant shareholders, provide working capital loans to us from time to time during the normal course of our business. These loans amounted to RMB 4,796,000, RMB 8,539,000, and RMB 24,902,000 ($4,013,000) in 2012, 2013, and 2014, respectively. These loans are interest free, unsecured and repayable on demand. Mr. Huang and Mr. Wong are brothers-in-law. In July 2014, an entity affiliated with Mr. Huang assumed RMB 20.7 million in loans due from us to Mr. Wong and then forgave those loans (see below).

Pursuant to an administrative services agreement dated as of December 1, 2009 between us and Stuart Management Co., an affiliate of Paul K. Kelly, an ex-director who resigned on Nov 27, 2013, we paid $7,000 (equivalent to RMB 44,000) a month plus out-of-pocket expenses to Stuart Management Co. for administrative services. The initial one-year term began on December 1, 2009, and the agreement automatically renews for successive one-year terms unless either party notifies the other of its intent not to renew. During the term of the agreement, Stuart Management Co. will provide us with general administrative services, including acting as our administrative agent in the United States and the British Virgin Islands, and allow us to utilize certain of its office space for meetings. The agreement was renewed to reduce the amount to $4,900 (equivalent to RMB 30,000) a month in December 2013. The amount was further reduced to $1,000 (equivalent to RMB 6,000) a month commencing from October 2014.

Mr. Huang Jia Dong and Su Pei Zhi, a sales deputy general manager whose wife is Mr. Huang’s second cousin, provide guarantees to us for certain bank loans. The guarantees amounted to RMB 180,000,000, RMB 102,800,000 and RMB 102,800,000 ($16,568,000) as of December 31, 2012, 2013 and 2014, respectively.

Other Related Party Transactions

During 2013 and 2014, we entered into certain foreign currency transaction agreements with an unaffiliated financial institution related to the fluctuation in value of the Renminbi against the U.S. dollar. We recorded fair value gains on these agreements totaling RMB 3,346,000 for the year ended December 31, 2013. However, in 2014, as the Renminbi depreciated against the U.S. dollar, we incurred realized and unrealized losses totaling RMB 59,477,000 ($9,586,000) from January 1 to July 31, 2014 in connection with these agreements.

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

At the time that each of the foreign currency transaction agreements was established with the financial institution, we were required to deposit monies with the financial institution that was the counterparty to the agreements. RMB 6.7 million of a total of RMB 15.6 million in deposits that we made were funded on our behalf by Wong Kung Tok (who is the brother-in-law of our Chief Executive Officer), and were included in a total of RMB 40.2 million in loans owing by us to Wong Kung Tok as of July 9, 2014. In connection with the Novation discussed above, our Chief Executive Officer, Sound Treasure Limited and Wong Kung Tok executed an agreement with the Company on July 31, 2014 (the “Offset Agreement”) pursuant to which loans totaling RMB 20.7 million owed by us to Wong Kung Tok were transferred to Sound Treasure Limited and then were forgiven by Sound Treasure Limited, and in return the Company agreed to forego any claim to RMB 15.6 million in deposits under the foreign currency transaction agreements which were transferred to Sound Treasure Limited pursuant to the Novation.

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

Legal Proceedings

On June 6, 2014, a putative class action complaint (the “Pollock Complaint”) was filed in the United States District Court for the Southern District of New York against us and various current and former directors and officers asserting claims of violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder against all defendants, and asserting claims for violations of Section 20(a) of the Exchange Act against the individual defendants; and pursuing remedies under the Exchange Act. The complaint is captioned Robert Pollock, Individually and On Behalf Of All Others Similarly Situated v. Huang Jia Dong, Su Pei Zhi, Hen Man Edmund, Ding Wei Dong, Paul K. Kelly, Cheng Yan Davis, William L. Stulginsky, Su Wei Feng, Shen Cheng Liang, Jianwei Liu, And China Ceramics Co., Ltd. (Case No. 14-cv-4100).

On June 16, 2014, a putative class action complaint (the “Artinoff Complaint”) was filed in the United States District Court for the Southern District of New York against us and various current and former directors and officers asserting claims of violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder against all defendants, and asserting claims for violations of Section 20(a) of the Exchange Act against the individual defendants; and pursuing remedies under the Exchange Act. The complaint is captioned Roger Artinoff, Individually and On Behalf Of All Others Similarly Situated v. China Ceramics Co. Ltd., Huang Jia Dong, Su Pei Zhi, Hen Man Edmund, Ding Wei Dong, Paul K. Kelly, Cheng Yan Davis, William L. Stulginsky And Su Wei Feng. (Case No. 14-cv-4312).

On July 2, 2014, a putative class action complaint (the “Finlayson Complaint”) was filed in the United States District Court for the Southern District of New York against us and various current and former directors and officers asserting claims for violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder against all defendants, and claims for violations of Section 20(a) of the Exchange Act against the individual defendants; and pursuing remedies under the Exchange Act. The complaint is captioned Richard Finlayson, Individually and On Behalf Of All Others Similarly Situated v. Huang Jia Dong, Su Pei Zhi, Hen Man Edmund, Ding Wei Dong, Paul K. Kelly, Cheng Yan Davis, William L. Stulginsky, Su Wei Feng, Shen Cheng Liang, Jianwei Liu, and China Ceramics Co., Ltd. (Case No. 14-cv-4997).

On February 6, 2015, we and the individual defendants reached an agreement in principle to settle the above-described cases as against all defendants in consideration of the payment by us of a combination of cash and our common stock. The settlement is subject to the execution of a mutually acceptable settlement agreement and the approval of the settlement by the Court.

Dividend Policy

Our Board of Directors has the discretion to pay dividends. The form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant. Although we have paid dividends in the past, there is no assurance that we will continue to pay dividends in the future.

On February 25, 2014, we announced two semi-annual cash dividends of $0.0125 per share each. The first dividend of $0.0125 per share was paid on July 14, 2014 and the second of $0.0125 per share was paid on January 14, 2015, with record dates of June 13, 2014 and December 12, 2014, respectively.

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

The following tables set forth, for the calendar quarters indicated and through March 31, 2015, the quarterly high and low sale prices for our shares, as reported on NASDAQ Stock Market, the OTC Bulletin Board or the NYSE Amex, as applicable. The OTC Bulletin Board market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

	Shares
	High	Low
Annual Highs and Lows
2010	10.10	5.05
2011	8.48	2.45
2012	4.25	1.33
2013	4.06	1.90
2014	2.50	0.71
Quarterly Highs and Lows
2013
First Quarter	3.44	2.05
Second Quarter	2.53	1.90
Third Quarter	3.34	1.93
Fourth Quarter	4.06	1.93
2014
First Quarter	2.41	1.60
Second Quarter	1.69	1.30
Third Quarter	1.33	0.76
Fourth Quarter	0.99	0.71
2015
First Quarter	1.24	1.00
Monthly Highs and Lows
September 2014	1.14	0.97
October 2014	0.99	0.71
November 2014	0.94	0.80
December 2014	0.94	0.77
January 2015	0.90	0.75
February 2015	1.04	0.81
March 2015	1.24	1.00

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

During 2013 and 2014, we entered into certain foreign currency transaction agreements with an unaffiliated financial institution related to the fluctuation in value of the Renminbi against the U.S. dollar. We recorded fair value gains on these agreements totaling RMB 3,346,000 for the year ended December 31, 2013. However, in 2014, as the Renminbi depreciated against the U.S. dollar, we incurred realized and unrealized losses totaling RMB 59,477,000 ($9,586,000) from January 1 to July 31, 2014 in connection with these agreements. On July 31, 2014, Sound Treasure Limited, our largest shareholder and an affiliate of our Chief Executive Officer, executed an agreement (the “Novation”) with us and the financial institution that originated the foreign currency transaction agreements pursuant to which Sound Treasure Limited assumed these agreements and all assets (mainly deposits placed with the financial institution) and all existing and future liabilities arising under these agreements, and we were released from the liabilities arising under the foreign currency transaction agreements. As a result, we will not be required to fund any losses related to these agreements, and will neither suffer any future liabilities arising under those agreements nor enjoy any benefits arising under those agreements.

At the time that each of the foreign currency transaction agreements was established with the financial institution, we were required to deposit monies (the “Deposits”) with the financial institution that was the counterparty to the agreements. RMB 6.7 million of a total of RMB 15.6 million in deposits that we made were funded on our behalf by Wong Kung Tok (who is the brother-in-law of our Chief Executive Officer), and were included in a total of RMB 40.2 million in loans owing by us to Wong Kung Tok as of July 9, 2014. In connection with the Novation discussed above, our Chief Executive Officer, Sound Treasure Limited and Wong Kung Tok executed an agreement with the Company on July 31, 2014 (the “Offset Agreement”) pursuant to which loans totaling RMB 20.7 million owed by us to Wong Kung Tok were transferred to Sound Treasure Limited and then were forgiven by Sound Treasure Limited, and in return the Company agreed to forego any claim to RMB 15.6 million in Deposits under the foreign currency transaction agreements which were transferred to Sound Treasure Limited pursuant to the Novation.

The Novation and the Offset Agreement became effective on July 31, 2014.

Except for the above, we did not enter into any other material contracts during fiscal years 2013 or 2014.

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

In additional, the PRC resident enterprise may be required to provide necessary assistance to support the enforcement of Circular 698.

On February 3, 2015, the State Administration of Tax issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-tax Resident Enterprise, or Public Notice 7. Public Notice 7 has introduced a new tax regime that is significantly different from that under Circular 698. Public Notice 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Public Notice 7 provides clearer criteria the Circular 698 on how to assesss reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident erterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a dirct transfer of the equity intersts in the PRC tas resident enterprise and other properties in China, As a result, gains derived from such indirect transfer may be subject on PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties with respect to the reporting and consequences of private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assetsby us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions, under Circular 698 and Public Notice 7. For the transfer to shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Circular 698 and Public Notice 7. As a result, we may be required to expend valuable resources to comply with Circular 698 and Public Notice 7 to request the relevant transferors from whom we purchase taxable assets to comply with thiese circulars, or to establish that our company and other non-resdient entreprises in our group should not be taxed under thers circulars, which may have a material adverseeffect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable incomen of the transactions under Circular 698 and Public Notice 7, our income tax costs associated with such potential acquisitions will be increased, which may have an advers effect on our financial condition and results of operations.

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

Tax Treatment of China Ceramics After the Redomestication and the Business Combination

Section 7874(b) of the Code generally provides that a corporation organized outside the United States that acquires, directly or indirectly, pursuant to a plan or series of related transactions, substantially all of the assets of a corporation organized in the United States will be treated as a domestic corporation for U.S. federal income tax purposes if shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% of either the voting power or the value of the stock of the acquiring corporation after the acquisition. Under regulations promulgated under Section 7874, a warrant holder of either the acquired corporation or the acquiring corporation generally is treated for this purpose as owning stock of the acquired corporation or the acquiring corporation, as the case may be, with a value equal to the excess of the value of the shares underlying the warrant over the exercise price of the warrant. If Section 7874(b) were to have applied to the Redomestication, then, among other things, China Ceramics, as the surviving entity, would have been subject to U.S. federal income tax on its worldwide taxable income following the Redomestication and the Business Combination as if it were a domestic corporation.

After the completion of the Business Combination, which occurred immediately after and as part of the same integrated transaction as the Redomestication, the former stockholders of CHAC (including warrant holders treated as owning stock of CHAC pursuant to the regulations under Section 7874) should have been considered as owning, by reason of owning (or being treated as owning) stock of CHAC, less than 80% of the voting power and the value of the shares of China Ceramics (including any warrants treated as shares of China Ceramics pursuant to the regulations promulgated under Section 7874). Accordingly, Section 7874(b) should not have applied to treat China Ceramics as a domestic corporation for U.S. federal income tax purposes. However, due to the absence of full guidance on how the rules of Section 7874(b) applied to the transactions completed pursuant to the Redomestication and the Business Combination, this result is not entirely free from doubt. If, for example, the Redomestication were ultimately determined for purposes of Section 7874(b) as having occurred prior to, and separate from, the Business Combination for U.S. federal income tax purposes, the share ownership threshold for applicability of Section 7874(b) generally would have been satisfied (and China Ceramics would have been treated as a domestic corporation for U.S. federal income tax purposes) because the former stockholders of CHAC (including warrant holders treated as owning stock of CHAC), by reason of owning (or being treated as owning) stock of CHAC, would have owned all of the shares (including any warrants treated as shares) of China Ceramics immediately after the Redomestication. Although normal “step transaction” tax principles supported the view that the Redomestication and the Business Combination should have been viewed together for purposes of determining whether Section 7874(b) was applicable, because of the absence of guidance under Section 7874(b) directly on point, this result is not entirely free from doubt. The balance of this discussion assumes that China Ceramics has been and will be treated as a foreign corporation for U.S. federal income tax purposes.

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

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, China Ceramics’ securities, subject to certain limitations and exceptions. Under regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the qualified electing fund, or QEF, rules discussed below under “ –Passive Foreign Investment Company Rules,” but would include distributions of earnings and profits from a QEF. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of China Ceramics’ securities.

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

Based on the composition (and estimated values) of the assets and the nature of the income of China Ceramics and its subsidiaries during its 2014 taxable year, China Ceramics does not believe that it was treated as a PFIC for such year. However, because China Ceramics has not performed a definitive analysis as to its PFIC status for its 2014 taxable year, there can be no assurance in respect to its PFIC status for such year. There also can be no assurance with respect to China Ceramics’ status as a PFIC for its current (2015) taxable year or any future taxable year.

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

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to its shares in China Ceramics by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder generally will be required to include in income its pro rata share of China Ceramics’ net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which China Ceramics’ taxable year ends if China Ceramics is treated as a PFIC for that taxable year. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

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

If a U.S. Holder has made a QEF election with respect to its shares in China Ceramics, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for China Ceramics’ first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a QEF election, along with a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of such shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF generally are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to China Ceramics’ PFIC status will be made annually, an initial determination that it is a PFIC generally will apply for subsequent years to a U.S. Holder who held shares of China Ceramics while it was a PFIC, whether or not it met the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for China Ceramics’ first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) shares in China Ceramics, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year of China Ceramics that ends within or with a taxable year of the U.S. Holder and in which China Ceramics is not a PFIC. On the other hand, if the QEF election is not effective for each of the taxable years of China Ceramics in which China Ceramics is a PFIC and during which the U.S. Holder holds (or is deemed to hold) shares in China Ceramics, the PFIC rules discussed above will continue to apply to such shares unless the holder files on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that the U.S. Holder would otherwise recognize if the U.S. Holder had sold its shares for their fair market value on the “qualification” date. The qualification date is the first day of China Ceramics’ tax year in which it qualifies as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its shares by the amount of the gain recognized and will also have a new holding period in the shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) shares in China Ceramics and for which China Ceramics is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its shares as long as such shares continue to be treated as marketable stock. Instead, in general, the U.S. Holder will include as ordinary income for each year that China Ceramics is treated as a PFIC, the excess, if any, of the fair market value of its shares at the end of its taxable year over the adjusted tax basis in its shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its shares over the fair market value of its shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the shares in a taxable year in which China Ceramics is treated as a PFIC generally will be treated as ordinary income. Special tax rules may apply if a U.S. Holder makes a mark-to-market election for a taxable year after the U.S. Holder holds (or is deemed to hold) the shares and for which China Ceramics is determined to be a PFIC.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. As of December 31, 2014, our total outstanding loans for the continuing operations amounted to RMB 84.7 million ($13.7 million) with interest rates in the range of 2.48% to 8.16% per annum. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates.

Foreign Currency Risk

During 2013 and 2014, we entered into certain foreign currency transaction agreements with an unaffiliated financial institution related to the fluctuation in value of the Renminbi against the U.S. dollar, for investment and not hedging purposes. The Company recorded fair value gains on these agreements totaling RMB 3,346,000 for the year ended December 31, 2013. However, in 2014, as the Renminbi depreciated against the U.S. dollar, we incurred realized and unrealized losses totaling RMB 54,977,000 ($9,586,000) for the year ended December 31, 2014 in connection with these agreements. We do not intend to enter into similar investment transactions in the future.

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

At the time that each of the foreign currency transaction agreements was established with the financial institution, we were required to deposit monies (the “Deposits”) with the financial institution that was the counterparty to the agreements. RMB 6.7 million of a total of RMB 15.6 million in deposits that we made were funded on our behalf by Wong Kung Tok (who is the brother-in-law of our Chief Executive Officer), and were included in a total of RMB 40.2 million in loans owing by us to Wong Kung Tok as of July 9, 2014. In connection with the Novation discussed above, our Chief Executive Officer, Sound Treasure Limited and Wong Kung Tok executed an agreement with the Company on July 31, 2014 (the “Offset Agreement”) pursuant to which loans totaling RMB 20.7 million owed by us to Wong Kung Tok were transferred to Sound Treasure Limited and then were forgiven by Sound Treasure Limited, and in return the Company agreed to forego any claim to RMB 15.6 million in Deposits under the foreign currency transaction agreements which will be transferred to Sound Treasure Limited pursuant to the Novation.

The Novation and the Offset Agreement became effective on July 31, 2014. As a result of these transactions, Sound Treasure Limited released us from liabilities aggregating RMB 76.8 million and we transferred ownership of RMB 15.6 million in deposits held at the financial institution from us to Sound Treasure Limited. As a result of the Novation and the Offset Agreement, approximately RMB 76.8 million in liabilities on our books were extinguished in 2014 and the Capital Reserve account was increased by approximately RMB 61.3 million.

Except as disclosed above, we do not currently have any significant foreign exchange exposure as our sales and purchases are predominantly denominated in RMB. As of December 31, 2014, nearly all of our monetary assets and monetary liabilities were denominated in RMB except for certain bank balances, bank borrowings and other payables which were denominated in US dollars. However, in the future, a proportion of our sales may be denominated in other currencies as we expand into overseas markets. In such circumstances, we anticipate our primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if we are required to use different currencies for various aspects of its operations.

The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately 8.3 Renminbi per U.S. dollar. On July 21, 2005, the PRC government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. On March 17, 2014, the People’s Bank of China announced that the RMB exchange rate flexibility increased to 2% in order to proceed further with reform of the RMB exchange rate regime. These could result in a further and more significant floatation in the RMB’s value against the U.S. dollar. The international reaction to the RMB revaluation has generally been positive. But, international pressure continues to be placed on the Chinese government to adopt an even more flexible currency policy, which could result in significant fluctuation of the RMB against the U.S. dollar.

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

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of December 31, 2014. Based on such evaluation, our management has concluded that our disclosure controls and procedures as of December 31, 2014 were not effective. The conclusion was reached primarily due to the material weakness in our internal control over financial reporting described below.

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

Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2014 were not effective for the reasons set forth below.

Notwithstanding the material weakness described below, management has concluded that the consolidated financial statements included in this form 20-F present fairly, in all material respects, the Company’s financial position, results of operations and cash flows for the periods in conformity with IFRS.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2014, based on the updated framework in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013. Management has concluded that our internal control over financial reporting was not effective as of December 31, 2014.

The specific material weakness we identified in our internal control over financial reporting related to the lack of sufficient qualified accounting personnel with appropriate understanding of IFRS and SEC reporting requirements commensurate with our financial reporting requirements.

We have taken, and are taking, certain actions to remediate the material weakness to our lack of IFRS and SEC reporting experience. We plan to hire additional credentialed professional staff and consulting professionals with greater knowledge and experience of IFRS, SEC reporting and other relevant securities laws. In addition, we plan to provide additional training to our accounting personnel on IFRS, SEC reporting and other regulatory requirements regarding the preparation of financial statements.

We are still in the process of strengthening our controls and procedures in order to eliminate inadvertent errors, deficiencies and deviations that can appear in the normal course of business and achieve full compliance with Section 404 of the Sarbanes-Oxley Act of 2002. We believe that the measures described above will remediate the material weakness identified above. As we continue to evaluate and work to improve our internal control over financial reporting, we may determine that additional measures are necessary to address any future control deficiencies.

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

Changes in Internal Controls over Financial Reporting

During its evaluation of the effectiveness of internal control over financial reporting as of December 31, 2013, management identified that in our internal control over financial reporting there was a lack of sufficient qualified accounting personnel with appropriate understanding of IFRS and SEC reporting requirements commensurate with our financial reporting requirements, and concluded that to meet the requirements of being a U.S. public company, we need to enhance our supervision, monitoring and review of the financial statements preparation processes. We did the following in an attempt to remediate the material weaknesses:

1.	We adopted additional internal review procedures with respect to required disclosures in the reports that we file with, or submit to, the SEC under the Exchange Act.

2.	On July 24, 2014, we contracted with a US internal control consulting firm to act as our consultant to conduct a separate and independent review of our financial reporting.

3.	Our finance and accounting staff members have attended seminars organized by professional accountancy bodies.

Notwithstanding the foregoing changes, our management determined that the material weakness still existed as of December 31, 2014.

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

The following table represents the approximate aggregate fees for services rendered by Grant Thornton Shanghai, PRC and Crowe Horwath (HK) CPA Limited for the periods indicated:

	December 31, 2013	December 31, 2014
	RMB’000	RMB’000
Audit Fees - Grant Thornton Shanghai, PRC	3,245	1,452
Audit Fees - Crowe Horwath (HK) CPA Limited	-	4,540
Audit Related Fees	-	-
Tax Fees	-	-
Total Fees	3,245	5,992

Audit Fees

“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our auditors for the audits of our annual financial statements and assistance with and review of documents filed with the SEC, and fees for services that are normally incurred in connection with statutory and regulatory filings or engagements, such as comfort letters, consents, and review of documents filed with the SEC.

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

No purchase of our securities were made by us or our affiliates in 2014

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On May 1, 2014, we announced that the Audit Committee of the Board had terminated the engagement of Grant Thornton (Shanghai, PRC), our principal independent registered public accountants (“GT”), and approved the engagement of Crowe Horwath (HK) CPA Limited (“Crowe HK”), as our principal independent registered public accountant to audit our financial statements for each of the years in the three years period ended December 31, 2013. During fiscal years 2012 and 2013, and any subsequent interim period prior to engaging Crowe HK, neither we nor anyone on our behalf consulted Crowe HK regarding the application of accounting principles, the type of audit opinion that might be rendered on our financial statements, or any matter that was either the subject of a disagreement or a reportable event (each as defined in Item 16F (a)(1)(iv) of Form 20-F).

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

With respect to the specific items raised by GT, we believe each item has been addressed as follows:

(i)	Bank Confirmation Received from Pingan Bank. GT informed us that it received a bank confirmation from Pingan Bank, and that the bank’s teller at Pingan Bank made a notation on the confirmation stating that we also had a RMB30 million bank acceptance note issued by us (similar to a post-dated check) outstanding as of December 31, 2013. We responded to GT that this was a clerical error committed by the bank. In turn, GT asked us to request that the bank provide an explanation for the erroneous confirmation and that the bank send that explanation directly to GT. We made a written request that the bank provide an explanation directly to GT, and understand that approximately one week later, GT received a letter from the bank explaining that the previous confirmation was a mistake and that there was no outstanding bank acceptance note. GT has never provided a copy of that correspondence to us, but we understand that the correspondence was duly “chopped” and that it was issued by a different department at the bank. GT questioned the validity of the bank’s correction of its initial confirmation, and informed us that a bank teller at Pingan Bank told a GT representative that she would have been the person at the bank responsible for issuing any such follow-on correspondence and that she did not generate the correspondence that explained that the initial confirmation contained an erroneous reference to an outstanding bank acceptance note.

(ii)	Taxation Information from Local Government Website. GT notified us that it had noticed a posting on a local district government website that indicated that we are one of the top taxpayers in that district and that we had paid RMB10-20 million in taxes (income tax and VAT) for 2012. However, GT raised the concern that our records and financial statements reflect that we paid in excess of RMB100 million in taxes in 2012. We cautioned GT that the local government’s calculation is different from the tax bureau’s calculation, and also shared our belief that the local government website might only reflect the tax paid to the domestic tax bureau and not the tax paid to the national tax bureau. We thereafter sought and received a certification from the tax bureau that all taxes due and owing by us for the subject periods have been paid.

(iii)	Similar Hand Writing on Three Accounts Receivable Confirmation Envelopes. GT informed us that it noticed that there were accounts receivable confirmations sent to GT from three customers that appeared to have “very similar hand writing” on their envelopes. According to GT, the three confirmations are from three different companies in three different locations in China. When so informed by GT, we checked with our distributors and customers and confirmed that each sent out its own confirmation to GT. We offered to assist GT in obtaining additional comfort regarding the status of the amounts confirmed. We are aware that certain of our employees did assist their customers with the process to assure that the confirmations were received by GT in a timely fashion. That assistance involved the preparation of the return envelopes in which certain customer confirmations were deposited and transmitted. Said employees did not complete the confirmations, and there has been no indication that the confirmations were anything but accurate.

(iv)	Customer Closed Its Business. GT informed us that it noticed in March 2014 that one of our distributors is listed as “de-registered” on the government website. That particular distributor purchased RMB23 million in product from us in 2013 and had a RMB13 million accounts receivable balance at the end of the year. We notified GT that the distributor informed us of its intent to close its business and paid its outstanding balance with us before the distributor closed.

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

The Company previously provided GT with a copy of the foregoing disclosures and requested that GT review such disclosures and provide a letter addressed to the SEC as specified by Item 16.F of Form 20-F. GT’s letter was filed with the Company’s Form 20-F for fiscal year 2013.

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

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3), we are not required to hold an annual meeting because neither our Memorandum and Articles of Association nor the law of the British Virgin Islands require us to hold an annual meeting of shareholders.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of China Ceramics Co., Ltd.(1)
1.2	Memorandum and Articles of Association of Success Winner Limited(2)
1.3	Memorandum and Articles of Association of Stand Best Creation Limited(2)
1.4	Operation Charter of Jinjiang Hengda Ceramics Co., Ltd.(2)
2.1	Specimen Unit Certificate(3)
2.2	Specimen Common Stock Certificate(3)
3.1	Form of Voting Agreement(2)
4.1	Merger and Stock Purchase Agreement among CHAC, China Ceramics Co., Ltd., Hengda, Success Winner and the Seller(2)
4.2	Form of Registration Rights Agreement among CHAC and the founders(3)
4.3	Form of Earn-Out Escrow Agreement(2)
4.4	Form of Indemnity Escrow Agreement(2)
4.6	Form of Lock-Up Agreement for CHAC founders(2)
4.7	Form of Lock-Up Agreement(2)
4.8	Acquisition Agreement, dated November 19, 2009, by and between Jinjiang Hengda Ceramics Co., Ltd., all of the shareholders of Jiangxi Hengdali Constructional Ceramics Co., Ltd., and Jiangxi Hengdali Constructional Ceramics Co., Ltd(8)
4.9	Administrative Services Agreement by and between China Ceramics Co., Ltd. and Stuart Management Co., dated December 1, 2009(8)
4.10	License Agreement between Huang Jia Dong and Jinjiang Hengda Ceramics Co., Ltd.(6)
4.11	China Ceramics Co., Ltd. 2010 Incentive Compensation Plan(7)
4.12	Employment Agreement, dated as of February 1, 2013, by and between China Ceramics and Huang Jia Dong(9)
4.13	Employment Agreement, dated as of February 1, 2013, by and between China Ceramics and Su Pei Zhi(9)
4.14	Employment Agreement, dated as of February 1, 2013, by and between China Ceramics and Su Wei Feng(9)
4.15	Employment Agreement, dated as of August 1, 2012, by and between China Ceramics and Hen Man Edmund(9)
4.16	Term sheets relating to agreemens for derivative instruments(10)
4.17	Agreement between Taishin International Bank, Co., Ltd., Stand Best Creation Limited and Sound Treasure Limited, dated July 31, 2014(10)
4.18	Agreement between Stand Best Creation Limited, Huang Jia Dong, Wong Kung Tok, Mr. Huang’s brother-in-law, and Sound Treasure Limited, dated July 31, 2014(10)
8.1	List of Subsidiaries(5)
11.1	Code of Business Conduct and Ethics(8)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Press Release dated April 14, 2015

(1)	Incorporated by reference to Annexes C and D of China Ceramics’ Prospectus on Form 424B3 filed with the SEC on November 13, 2009.

(2)	Incorporated by reference to China Ceramics’ Registration Statement on Form F-4 (File No. 333-161557).

(3)	Incorporated by reference to exhibits of the same number filed with CHAC’s Registration Statement on Form F-1 or amendments thereto (File No. 333-145085).

(4)	Incorporated by reference to CHAC’s Form 8-K, dated November 21, 2007.

(5)	Incorporated by reference to exhibits of the same number filed with China Ceramics’ Registration Statement on Form F-1 (File No. 333-164784).

(6)	Incorporated by reference to exhibits of the same number filed with China Ceramics’ Registration Statement on Form F-1 (File No. 333-170237).

(7)	Incorporated by reference to Annex A to Exhibit 99.1 filed with China Ceramics’ Report of Foreign Private Issuer on Form 6-K filed with the SEC on November 20, 2010

(8)	Incorporated by reference to China Ceramics’ Annual Report on Form 20-F filed with the SEC on May 17, 2010.

(9)	Incorporated by reference to China Ceramics’ Annual Report on Form 20-F filed with the SEC on April 24, 2013.

(10)	Incorporated by reference to China Ceramics’ Annual Report on Form 20-F filed with the SEC on July 31, 2014.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA CERAMICS CO., LTD.

April 20, 2015	By:	/s/ Huang Jia Dong
		Name:	Huang Jia Dong
		Title:	Chief Executive Officer (Principal Executive Officer)

CHINA CERAMICS CO., LTD.

April 20, 2015	By:	/s/ Hen Man Edmund
		Name:	Hen Man Edmund
		Title:	Chief Financial Officer (Principal Financial Officer)

China Ceramics Co., Ltd. and Its Subsidiaries

China Ceramics Co., Ltd. and Its Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of China Ceramics Co., Ltd.

We have audited the accompanying consolidated statements of financial position of China Ceramics Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2014, 2013 and 2012, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit, of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2014, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Crowe Horwath (HK) CPA Limited

Hong Kong, China

April 20, 2015

China Ceramics Co., Ltd. and Its Subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the Years Ended December 31, 2014, 2013 and 2012

		For the years ended December 31,
	Notes	2014 RMB'000	2013 RMB'000	2012 RMB'000
Revenue	5	1,037,651	932,894	1,444,891

Cost of sales		(933,220)	(878,818)	(1,063,892)

Gross profit		104,431	54,076	380,999

Other income	5	429	656	378
Selling and distribution expenses		(14,251)	(9,814)	(11,378)
Administrative expenses		(29,529)	(27,565)	(29,974)
Finance costs	6	(4,556)	(4,201)	(9,319)
Realized and unrealized fair value (loss)/gain on derivative financial instruments	7	(59,477)	3,346	-
Other expenses		(10,937)	(20,195)	(1,943)

(Loss)/profit before taxation	8	(13,890)	(3,697)	328,763
Income tax (expense)/credit	9	(16,463)	1,665	(84,932)

(Loss)/profit attributable to shareholders		(30,353)	(2,032)	243,831

Other comprehensive income for the year, net of tax:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations		1	(41)	(31)

Total comprehensive (loss)/income for the year		(30,352)	(2,073)	243,800

(Loss)/earnings per share
Basic (RMB)	10	(1.49)	(0.10)	11.93
Diluted (RMB)	10	(1.49)	(0.10)	11.93

The accompanying notes are an integral part of these consolidated financial statements.

China Ceramics Co., Ltd. and Its Subsidiaries

Consolidated Statements of Financial Position

		As of December 31,
	Notes	2014 RMB’000	2013 RMB’000	2012 RMB’000
ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment	12	718,418	802,578	795,983
Land use rights	13	29,259	29,929	30,598
Goodwill	11 and 26	3,735	3,735	3,735
Deferred tax assets	9	7,854	9,797	1,059
Long-term prepaid expenses	14	1,404	-	-

		760,670	846,039	831,375

Current assets
Inventories	15	330,763	307,436	290,603
Trade receivables	16	549,925	490,989	455,885
Other receivables and prepayments	17	2,178	15,525	4,092
Derivative financial instruments	29	-	44	-
Restricted cash	18	28,872	37,359	-
Cash and bank balances	18	61,155	28,848	89,448

		972,893	880,201	840,028

Current liabilities
Trade payables	19	122,168	152,572	115,123
Accrued liabilities and other payables	20	49,989	43,140	46,373
Interest-bearing bank borrowings	21	84,704	99,652	10,000
Amounts owed to related parties	27	24,902	8,539	4,796
Income tax payable		2,772	1,520	869

		284,535	305,423	177,161

Net current assets		688,358	574,778	662,867

Non-current liabilities
Interest-bearing bank borrowings	21	-	-	50,000
Deferred tax liabilities	9	1,404	1,245	1,052

		1,404	1,245	51,052

Net assets		1,447,624	1,419,572	1,443,190

EQUITY
Share capital	22	137	137	137
Reserves	23	1,447,487	1,419,435	1,443,053
Total shareholder’s equity		1,447,624	1,419,572	1,443,190

The accompanying notes are an integral part of these consolidated financial statements.

China Ceramics Co., Ltd. and Its Subsidiaries

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2014, 2013 and 2012

	Outstanding		Reverse		Share-based				Currency
	share	Share	recapitalization	Merger	payment	Statutory	Capital	Retained	translation	Total
	capital	premium	reserve	reserve	reserve	reserve	reserve	earnings	reserve	Equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Note 22)		(Note23(e))	(Note 23(c))	(Note23(d))	(Note23(a))	(Note 23(f))		(Note23(b))
Balance at January 1, 2012	124	659,520	(507,235)	58,989	115,595	94,608	-	772,637	(499)	1,193,739
Net profit for the year	-	-	-	-	-	-	-	243,831	-	243,831
Exchange differences on translation of financial statements of foreign operations	-	-	-	-	-	-	-	-	(31)	(31)
Total comprehensive income for the year	-	-	-	-	-	-	-	243,831	(31)	243,800
Issuance of new shares	13	(13)	-	-	-	-	-	-	-	-
Transfer to statutory reserve				-	-	25,347	-	(25,347)	-	-
Employee share-based payment options	-	-	-	-	5,651	-	-	-	-	5,651
Balance at December 31, 2012	137	659,507	(507,235)	58,989	121,246	119,955	-	991,121	(530)	1,443,190
Net loss for the year	-	-	-	-	-	-	-	(2,032)	-	(2,032)
Exchange differences on translation of financial statements of foreign operations	-	-	-	-	-	-	-	-	(41)	(41)
Total comprehensive loss for the year	-	-	-	-	-	-	-	(2,032)	(41)	(2,073)
Transfer to statutory reserve	-	-	-	-	-	3,057	-	(3,057)	-	-
Employee share-based payment options	-	-	-	-	2,117	-	-	-	-	2,117
Dividends declared and paid (Note 24)	-	-	-	-	-	-	-	(23,662)	-	(23,662)
Balance at December 31, 2013	137	659,507	(507,235)	58,989	123,363	123,012	-	962,370	(571)	1,419,572
Net loss for the year	-	-	-	-	-	-	-	(30,353)	-	(30,353)
Exchange differences on translation of financial statements of foreign operations	-	-	-	-	-	-	-	-	1	1
Total comprehensive loss for the year	-	-	-	-	-	-	-	(30,353)	1	(30,352)
Transfer to statutory reserve	-	-	-	-	-	4,893	-	(4,893)	-	-
Employee share-based payment options	-	-	-	-	150	-	-	-	-	150
Dividends declared and paid (Note 24)	-	-	-	-	-	-	-	(3,012)	-	(3,012)
Contribution from a related party (Note 23(f))	-	-	-	-	-	-	61,266	-	-	61,266
Balance at December 31, 2014	137	659,507	(507,235)	58,989	123,513	127,905	61,266	924,112	(570)	1,447,624

The accompanying notes are an integral part of these consolidated financial statements.

China Ceramics Co., Ltd. and Its Subsidiaries
Consolidated Statements of Cash Flows

For the Years Ended December 31, 2014, 2013 and 2012

		For the years ended December 31,
	Notes	2014 RMB’000	2013 RMB’000	2012 RMB’000
Cash flows from operating activities
(Loss)/profit before taxation		(13,890)	(3,697)	328,763
Adjustments for
Amortization of land use rights	13	670	669	669
Depreciation of property, plant and equipment	12	69,450	69,553	66,186
Loss on disposal of property, plant and equipment	12	3,537	18,926	512
Realized and unrealized loss/(gain) from derivative financial instruments	7	59,477	(3,346)	-
Write down of inventories	15	2,438	23,414	4,237
Share-based compensation	25	150	2,117	5,651
Finance costs	6	4,556	4,201	9,319
Interest income	5	(429)	(467)	(380)
Foreign exchange loss		591	-	-
Operating cash flows before working capital changes		126,550	111,370	414,957
Increase in inventories		(25,765)	(40,247)	(3,059)
(Increase)/decrease in trade receivables		(58,937)	(35,104)	17,324
Decrease in other receivables and prepayments		112	398	22,285
(Decrease)/increase in trade payables		(30,404)	37,449	(137,559)
Increase/(decrease) in accrued liabilities, other payables and amounts owed to related parties		28,845	(11,114)	6,870
Cash generated from operations		40,401	62,752	320,818
Interest paid		(4,576)	(4,408)	(9,370)
PRC income tax paid		(13,108)	(6,229)	(120,247)
Net cash generated from operating activities		22,717	52,115	191,201

Cash flows from investing activities
Proceed from derivative financial instruments		1,390	3,302	-
Proceed from disposal of property, plant and equipment		11,172	1,994	269
Acquisition of property, plant and equipment	12	-	(97,068)	(19,520)
Increase in restricted cash		-	(37,359)	-
Interest received		429	467	380
Net cash generated from/(used in) investing activities		12,991	(128,664)	(18,871)

Cash flows from financing activities
New bank borrowings		57,119	49,652	-
Repayment of short-term loans		(73,064)	(10,000)	(125,000)
Dividend paid		(1,505)	(11,831)	-
Deposit to stock transfer agent for dividend payment		-	(11,831)	-
Advances from related party		14,048	-	-
Net cash (used in)/generated from financing activities		(3,402)	15,990	(125,000)

Net increase/(decrease) in cash and cash equivalents		32,306	(60,559)	47,330
Cash and cash equivalents, beginning of year		28,848	89,448	42,149
Effect of foreign exchange rate differences		1	(41)	(31)
Cash and cash equivalents, end of year		61,155	28,848	89,448
Non-cash transactions:
Payments of dividends funded by deposit to stock transfer agent	17	11,831	-	-
Restricted cash funded by a related party	23(f)	6,659	-	-
Loss on derivative financial instruments funded by a related party	23(f)	4,727	-	-
Transfer of restricted cash to a related party	23(f)	15,552	-	-
Release of liabilities under the Novation Agreement	23(f)	56,095	-	-
Release of liabilities under the Offset Agreement	23(f)	20,723	-	-

The accompanying notes are an integral part of these consolidated financial statements.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

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

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

1.	GENERAL INFORMATION (Continued)

China Ceramics and its subsidiaries’ (the “Company”) corporate structure as of December 31, 2014 is as follows:

Name	Place and date of incorporation or establishment/ operations	Nominal value of issued ordinary share /registered capital	Percentage of equity attributable to the Company		Principal activities
			Direct	Indirect
Success Winner Limited	British Virgin Islands, May 29, 2009	US$1	100	-	Investment holding

Stand Best Creation Limited	Hong Kong, January 17, 2008	HK$10,000	-	100	Investment holding

Jinjiang Hengda Ceramics Co., Ltd. (note)	PRC, September 30, 1993	RMB288,880,000	-	100	Manufacture and sale of ceramic tiles

Jiangxi Hengdali Ceramic Materials Co., Ltd. (Note (note)	PRC, May 4, 2008	RMB55,880,000	-	100	Manufacture and sale of ceramic tiles

Fujian Province Hengdali Building Materials Co., Ltd (note)	PRC, September 17,2013	RMB1,000,000	-	100	Sale of building and decoration materials

Note: All The registered capital of Hengda, Hengdali and Fujian Hengdali had been fully paid up.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1	Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards and Interpretations issued by the IASB.

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

The consolidated financial statements were approved and authorized for issue by the Board of Directors on April 20, 2015.

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

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

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

The Company’s financial statements consolidate those of the Company and all of its subsidiaries as of December 31, 2014. Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Company has power, only substantive rights (held by the Company and other parties) are considered. All subsidiaries have a reporting date of December 31.

An investment in a subsidiary is consolidated into the consolidated financial statements form the date that control commences until the date that control ceases. Inter-company transactions, balances and unrealized gains or losses on transactions between group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

2.3	Foreign currency translation

The financial statements are presented in RMB (to the nearest thousand), being the currency that best reflects the economic substance of the underlying events and circumstances relevant to the Company. The Company’s operations are conducted through the subsidiaries in the People’s Republic of China (“PRC”). The functional currency of these subsidiaries is Renminbi (“RMB”).The functional currency of China Ceramics is the United State dollars (US$).

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

In the consolidated financial statements, all individual financial statements of foreign operations, originally presented in a currency different from the Company’s presentation currency, have been converted into Renminbi. Assets and liabilities have been translated into Renminbi at the closing rates at the reporting date. Income and expenses have been converted into Renminbi at the exchange rates ruling at the transaction dates, or at the average rates over the reporting period provided that the exchange rates do not fluctuate significantly. Any differences arising from this procedure have been recognized in other comprehensive income and accumulated separately in the currency translation reserve in equity.

When a foreign operation is sold, such exchange differences are reclassified from equity to profit or loss as part of the gain or loss on sale.

The translation of certain RMB amounts as of and for the year ended December 31, 2014 into US$ is included in these financial statements solely for the convenience of readers and was made at the rate of RMB6.2046 to US$1.00, which was based on the noon buying rate on December 31, 2014 in The City of New York cable transfers of RMB as certified for customers purposes by the Federal Reserve Bank of New York. Such translation should be construed as representation that RMB amounts could be converted, realized or settled into US$ at the rate stated above or at any other rate.

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

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.4	Property, plant and equipment (Continued)

To the extent the allocation of the lease payments can be made reliably, interest in leasehold land that is accounted for as an operating lease is presented as "land use rights" in the consolidated statements of financial position and is amortized over the lease term on a straight-line basis.

All buildings are depreciated over their expected useful lives of 40 years.

Other property, plant and equipment

Property, plant and equipment are stated in the consolidated statements of financial position at cost less any accumulated depreciation and any accumulated impairment losses.

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

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.7	Inventories

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

Classification and subsequent measurement of financial assets

The Company’s financial assets include cash and short-term deposits, trade receivables and derivative financial instruments.

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

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.9	Financial instruments (Continued)

Financial assets at FVTPL

Financial assets at FVTPL include financial assets that are either classified as held for trading or that meet certain conditions and are designated at FVTPL upon initial recognition. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments, for which the hedge accounting requirements apply.

Assets in this category are measured at fair value with net changes in fair value presented in the consolidated statements of profit or loss and other comprehensive income. Transaction costs are expensed as incurred. The fair values of financial assets in this category are determined by reference to active market transactions or using a valuation technique where no active market exists.

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

Impairment of financial assets

The Company assesses, at the end of each reporting period, whether there is objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred ‘loss event’), has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or
•	breach of contract, such as default or delinquency in interest or principal payments; or
•	it becoming probable that the borrower will enter bankruptcy or financial re-organization; or
•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor.

If any such evidence exists, the impairment loss on trade and other financial assets carried at amortized cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate, where the effect of discounting is material. This assessment is made collectively where these financial assets share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

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

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognized in respect of trade debtors, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Company is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.9	Financial instruments (Continued)

Classification and subsequent measurement of financial liabilities

Financial liabilities are classified as FVTPL, or other financial liabilities, as appropriate upon initial recognition. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

(i)	Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequent to the initial recognition, other financial liabilities are measured at amortized cost using the effective interest method. The Company’s other financial liabilities include trade and other payables and bank borrowings.

(ii)	Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments (including separated embedded derivatives) held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in profit or loss.

2.10	Derivative financial instruments

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

All other leases are treated as operating leases. Where the Company has the use of assets under operating leases, payments made under the leases are charged to profit or loss on a straight line basis over the lease terms except where an alternative basis is more representative of the time pattern of benefits to be derived from the leased assets. Lease incentives received are recognized in profit or loss as an integral part of the aggregate net lease payments made. Contingent rental are charged to profit or loss in the accounting period in which they are incurred.

All the leases of the Company are operating leases for the years ended December 31, 2014, 2013 and 2012.

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

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.13	Share capital

Ordinary shares are classified as equity. Share capital is determined using the nominal value of shares that have been issued.

Any transaction costs associated with the issuing of shares are deducted from share premium (net of any related income tax benefit) to the extent they are incremental costs directly attributable to the equity transaction.

2.14	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods, net of rebates and discounts. In 2012, the Company paid rebates to some distributors on their annual cash collections. No such rebates were paid to distributors since year 2013. Provided it is probable that the economic benefits will flow to the Company and the revenue and costs, if applicable, can be measured reliably, revenue is recognized as follows:

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

Interest income is recognized on a time- proportion basis using the effective interest method.

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

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.16	Employee benefits

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

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

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

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets are offset against deferred tax liabilities, if the Company has the legally enforceable right to set off the recognized amounts and the following additional conditions are met:

(a)	in the case of current tax assets and liabilities, the Company intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

(b)	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

(i)	the same taxable entity; or

(ii)	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend either to settle current tax liabilities and realize the current tax assets on a net basis, or to settle the liabilities and realize the assets simultaneously.

2.19	Research and development activities

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

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.20	Segment reporting

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

2.21	Related parties

(a)	A person, or a close member of that person’s family, is related to the group if that person:

(i)	has control or joint control over the group;

(ii)	has significant influence over the group; or

(iii)	is a member of the key management personnel of the group or the group’s parent.

(b)	An entity is related to the group if any of the following conditions applies:

(iv)	The entity and the group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(v)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(vi)	Both entities are joint ventures of the same third party.

(vii)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(viii)	The entity is a post-employment benefit plan for the benefit of employees of either the group or an entity related to the group.

(ix)	The entity is controlled or jointly controlled by a person identified in (a).

(x)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

3.	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

3.1	Adoption of new or amended IFRSs

In 2014, the Company has applied the following new or revised standards and amendments issued by the International Accounting Standards Board (“IASB”) relevant to the Company’s financial statements:

IFRS 10 and 12 and IAS 27(as revised in 2011)(Amendments) Investment Entities

IAS 32 (Amendments)	Offsetting Financial Assets and Financial Liabilities
IAS 36 (Amendments)	Recoverable Amount Disclosures for Non-Financial Assets
IAS 39 (Amendments)	Novation of Derivatives and Continuation of Hedge Accounting
IFRIC – INT 21	Levies

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

3.	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (Continued)

3.1	Adoption of new or amended IFRSs (Continued)

Except as described below, the application of the new and revised IFRSs in the current year has had no material impact on the Company’s financial performance and positions for the current and prior years and/or disclosures set out in these consolidated financial statements.

(a)	Amendments to IFRS 10, IFRS 12 and IAS 27: Investment entities

These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. These amendments do not have an impact on the Company’s consolidated financial statements, since none of the entities in the Company qualify to be an investment entity under IFRS 10.

(b)	Amendments to IAS 32: Offsetting financial assets and financial liabilities

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. The amendments to IAS32 have no impact on the Company’s consolidated financial statements as they are consistent with the polices already adopted by the Company.

(c)	Amendments to IAS 36: Recoverable amount disclosures for non-financial assets

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

The directors of the Company reviewed and assessed the disclosure requirement in relation to the impairment assessment of the Company’s intangible assets with indefinite useful life in accordance with the requirements of IAS36. No disclosure of the recoverable amount of the CGU to which goodwill or these intangible assets with indefinite useful lives has been made. See Note 11 and Note 13 for details.

(d)	Amendments to IAS 39: Novation of derivatives and continuation of hedge accounting

The amendments to IAS 39 provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. The amendments also clarify that any change to the fair value of the derivative hedging instrument arising from the novation should be included in the assessment of hedge effectiveness. The adoption of these amendments to IAS39 does not have an impact on the Company’s consolidated financial statements as the Company does not have any derivatives that are subject to novation.

(e)	IFRIC 21: Levies

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. The adoption of IFRIC 21 does not have an impact on the Company’s consolidated financial statements as the Company does not have any levy arrangements.

3.2	Accounting standards issued but not yet effective

At the date of authorization of these financial statements, certain new standards, amendments and interpretations to existing standards have been published by the IASB but are not yet effective, and have not been adopted by the Company.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

3.	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (Continued)

3.2	Accounting standards issued but not yet effective (Continued)

IFRS 9	Financial Instruments[3]
IFRS 14	Regulatory Deferral Accounts[4]
IFRS 15	Revenue from Contracts with Customers[6]
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations[5]
Amendments to HKAS 1	Disclosure Initiative[5]
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation[5]
Amendments to IAS 27	Equity Method in Separate Financial Statements[5]
Amendments to IFRS 10,IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception[5]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[5]
Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle[1]
Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle[2]
Amendments to IFRSs	Annual Improvements to IFRSs 2012-2014 Cycle[5]

1 Effective for annual periods beginning on or after July 1, 2014 with limited exceptions

2 Effective for annual periods beginning on or after July 1, 2014

3 Effective for annual periods beginning on or after January 1, 2018

4 Effective for first annual IFRS financial statements beginning on or after January 1, 2016

5 Effective for annual periods beginning on or after January 1, 2016

6 Effective for annual periods beginning on or after January 1, 2017

IFRS 9 Financial Instruments

IFRS 9 issued in 2009 introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and further amended in 2013 to include the new requirements for general hedge accounting. Another revised version of IFRS 9 was issued in 2014 mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a ‘fair value through other comprehensive income’ (FVTOCI) measurement category for certain simple debt instruments.

Key requirements of IFRS 9 are described below:

•	All recognized financial assets that are within the scope of IAS 39 Financial Instruments Recognition and Measurement are subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are measured at FVTOCI. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

•	With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value of financial liabilities attributable to changes in the financial liabilities’ credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss was presented in profit or loss.

•	In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

The directors anticipate that the adoption of IFRS 9 in the future may not have significant impact on amounts reported in respect of the Group’s financial assets and financial liabilities existing as at the end of the current year.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

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

Impairment loss recognized in respect of property, plant and equipment

As of 31 December 2014, the carrying amount of property, plant and equipment was approximately RMB718,418,000 (2013: RMB802,578,000 ; 2012: RMB795,983,000). There was no impairment loss recognized for the years ended December 31, 2014, 2013 and 2012. Determining whether property, plant and equipment are impaired requires an estimation of the recoverable amount of the property, plant and equipment. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of land use rights

As of 31 December 2014, the carrying amount of land use rights was approximately RMB29,259,000 (2013: RMB29,929,000; 2012: RMB30,598,000). There was no impairment loss recognized for the years ended December 31, 2014, 2013 and 2012. Determining whether land use rights are impaired requires an estimation of the recoverable amount of the land use rights. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Company to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. No impairment was made on goodwill for the years ended December 31, 2014, 2013 and 2012.

Income tax

The Company has exposure to income taxes in the PRC. Significant judgment is required in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The carrying amounts of the Company’s income tax payable as of December 31, 2014, 2013 and 2012 were RMB2,772,000, RMB1,520,000 and RMB869,000, respectively.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Impairment of trade receivables

The Company’s management assesses the collectability of trade receivables. This estimate is based on the credit history of the Company’s customers and the current market conditions. Management assesses the collectability of trade receivables at the balance sheet dates and makes the provision, if any. The identification of doubtful debts requires the use of judgment and estimates. Judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness, past collection history of each customer and on-going dealings with them. Where the expectation is different from the original estimate, such difference will impact the carrying value of trade and other receivables and doubtful debts expenses in the period in which such estimate has been changed. The carrying amounts of the Company’s trade receivables as of December 31, 2014, 2013 and 2012 were RMB549,925,000,RMB490,989,000 and RMB455,885,000, respectively.

Net realizable value of inventories

Net realizable value of inventories is the management’s estimation of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of a similar nature. It could change significantly as a result of various market factors. The carrying amounts of the Company’s inventories as of December 31, 2014, 2013 and 2012 were RMB330,763,000, RMB307,436,000 and RMB290,603,000, respectively.

Share-based payment transaction

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 25.

5.	REVENUE AND OTHER INCOME

Revenue comprises the fair value of the consideration received or receivable for the sale of goods. An analysis of the Company’s revenue and other income is as follows:

	For the years ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Revenue
Sale of goods	1,037,651	932,894	1,444,891
Other income
Interest income	429	467	380
Foreign exchange gains/(losses)	-	189	(2)
	429	656	378

6.	FINANCE COSTS

Finance costs comprise interest expense on the Company’s bank borrowings:

	For the years ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Interest on bank borrowings	4,556	4,201	9,319

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

7.	REALIZED AND UNREALIZED FAIR VALUE (LOSS)/GAIN ON DERIVATIVE FINANCIAL INSTRUMENTS

	For the years ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Realized and unrealized fair value (loss)/gain on derivative financial instruments (Note 29(d))	(59,477)	3,346	-

8.	(LOSS)/PROFIT BEFORE TAXATION

The Company’s (loss)/profit before taxation is arrived at after charging:

	For the years ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Cost of inventories recognized as expense(1)	928,823	876,869	1,056,692
Depreciation expenses	69,450	69,553	66,186
Amortization of land use rights	670	669	669
Auditors’ remuneration
– Audit fees	5,992	3,245	2,762
– Audit-related fees	-	-	70
	5,992	3,245	2,832
Directors’ remuneration
– salaries and related cost	888	1,370	1,386
– retirement scheme contribution	-	10	10
– share-based payments	21	1,449	3,901
Key management personnel (other than directors)
– salaries and related cost	731	488	435
– retirement scheme contribution	19	8	8
– share-based payments	129	668	1,750
Research and development personnel
– salaries and related cost	1,302	1,040	1,169
– retirement scheme contribution	55	72	68
Other personnel
– salaries and related cost	65,720	61,267	63,407
– retirement scheme contribution	7,783	7,659	8,606
Total employee benefit expenses	76,648	74,031	80,740

(1)        Cost of inventories recognized as expense included staff costs of RMB57,547,000, RMB53,027,000 and RMB55,961,000, retirement scheme contribution of RMB6,766,000, RMB6,676,000 and RMB7,589,000, depreciation and amortization expense of RMB68,459,000, RMB68,737,000 and RMB65,659,000, operating lease charges of RMB11,552,000, RMB11,552,000 and RMB11,552,000 and write-down of inventories of RMB2,181,000, RMB23,414,000 and RMB4,237,000 for the years ended December 31, 2014, 2013 and 2012, respectively, which amounts are also included in the respective total amounts disclosed separately for each of these types of expenses.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

9.	INCOME TAX EXPENSE/(CREDIT)

	For the years ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Current Tax:
PRC Income Tax	14,403	9,750	86,026
Over-provision of PRC Income Tax in prior year	(42)	(2,870)	-
	14,361	6,880	86,026
Deferred tax expense	2,102	(8,545)	(1,094)
	16,463	(1,665)	84,932

Reconciliation between income tax expense (credit) and (loss) profit before taxation at applicable tax rates is as follows:

	For the years ended December 31,
	2014 RMB’000	2013 RMB’000	2012 RMB’000
(Loss)/profit before taxation	(13,890)	(3,697)	328,763
Tax calculated at a tax rate of 25%	(3,473)	(924)	82,191
Tax effect on non-deductible expenses	11,519	44	95
Tax effect on non-taxable income	-	(507)	-
Tax effect on different tax rates of group entities operating in other jurisdictions	8,300	1,347	2,646
Withholding tax on profits retained by a PRC subsidiary	159	1,245	-
Over-provision of PRC Income Tax in prior year	(42)	(2,870)	-
	16,463	(1,665)	84,932

British Virgin Islands Profits Tax

The Company has not been subject to any taxation in this jurisdiction for the years ended December 31, 2014, 2013 and 2012.

Hong Kong Profits Tax

The subsidiary in Hong Kong is subject to tax charged on Hong Kong sourced income with a statutory tax rate of 16.5% for the years ended December 31, 2014, 2013 and 2012. No Hong Kong profits tax has been provided as the Company has no assessable profit arising in Hong Kong for the years ended December 31, 2014, 2013 and 2012.

PRC Income Tax

The subsidiaries in the PRC are subject to the enterprise income tax in accordance with “PRC Enterprise Income Tax Law” (“EIT Law”), and the applicable income tax rate for the years ended December 31, 2014, 2013 and 2012 is 25%.

Under the prevailing EIT Law and its relevant regulations, any dividends paid by the Company’s PRC subsidiaries to an overseas parent made out of profits earned after January 1, 2008 to non-PRC corporate residents are subject to a 10% PRC dividend withholding tax, unless reduced by tax treaties or arrangements. In addition, under the Sino-Hong Kong Double Tax Arrangement and its relevant regulations, a qualified Hong Kong tax resident will be liable for withholding tax at the rate of 5% for dividend income derived from the PRC if the Hong Kong tax resident is the “beneficial owner” and holds 25% or more of the equity interests of the PRC company. Deferred tax liabilities have been provided for based on the expected dividends to be distributed from these subsidiaries in the foreseeable future in respect of the profits generated since 1 January 2008.

Dividends withholding tax represents tax charged/to be charged by the PRC tax authority on dividends distributed or intended to be distributed by the Group’s subsidiaries in Mainland China during the years.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

9.	INCOME TAX EXPENSE/(CREDIT) (Continued)

Deferred tax (assets)/liabilities recognized in the consolidated statements of financial position and the movements during the years are as follows:

	Dividend withholding	Inventory	Net operating	Depreciation and
Deferred tax arising from:	tax	provision	loss	amortization	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2012	-	-	-	1,087	1,087
Credits for the year	-	(1,059)	-	(35)	(1,094)
As of December 31, 2012	-	(1,059)	-	1,052	(7)
Charges/(credits) for the year	1,245	(5,854)	(3,901)	(35)	(8,545)
As of December 31, 2013	1,245	(6,913)	(3,901)	1,017	(8,552)
Charges/(credits) for the year	159	(546)	2,524	(35)	2,102
As of December 31, 2014	1,404	(7,459)	(1,377)	982	(6,450)

For the purpose of presentation in the consolidated statements of financial position, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances in the consolidated statements of financial position for financial presentation purposes:

	As of December 31,
	2014 RMB’000	2013 RMB’000	2012 RMB’000
Deferred tax assets	(7,854)	(9,797)	(1,059)
Deferred tax liabilities	1,404	1,245	1,052
	(6,450)	(8,552)	(7)

Hengda and Hengdali, the Company’s PRC subsidiaries, have cumulative undistributed earnings of RMB1,126,612,000, RMB1,076,028,000 and RMB1,056,030,000, as of December 31, 2014, 2013 and 2012, which are included in consolidated retained earnings. Deferred tax liabilities of RMB1,404,000, RMB1,245,000 and nil have been recognized to the extent of distributable profits earned by Hengda as of December 31, 2014, 2013 and 2012. No provision has been made for deferred taxes related to future repatriation of the remaining earnings, as the Company controls the dividend policy of these PRC subsidiaries and it has been determined that it is probable that these profits will not be distributed in the foreseeable future. If the Company were to distribute these cumulated earnings in the foreseeable future, the deferred tax liabilities of RMB56,331,000, RMB53,801,000 and RMB52,802,000 would be recognized as of December 31, 2014, 2013 and 2012, respectively.

10.	(LOSS)/EARNINGS PER SHARE

	For the years ended December 31,
	2014	2013	2012
(Loss)/profit attributable to holders of ordinary shares (RMB’000):	(30,353)	(2,032)	243,831

Weighted average number of ordinary shares outstanding used in computing basic and diluted (loss)/earnings per share	20,430,838	20,430,838	20,430,838

(Loss)/earnings per share - basic (RMB)	(1.49)	(0.10)	11.93
(Loss)/earnings per share - diluted (RMB)	(1.49)	(0.10)	11.93

11.	GOODWILL

	As of December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Carrying amount
At end of the year	3,735	3,735	3,735

On January 8, 2010, the Company consummated the acquisition of all voting equity interests of Hengdali (which is considered to be a CGU), and the excess of the consideration transferred over the fair value of the identifiable net assets acquired is recorded as goodwill (Note 26).

The Company performs a goodwill impairment test annually. No impairment loss was recognized for the years ended December 31, 2014, 2013 and 2012.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

12. PROPERTY, PLANT AND EQUIPMENT

	Buildings RMB'000	Plant and machinery RMB'000	Motor vehicles RMB'000	Office equipment RMB'000	Total RMB'000
Cost
At January 1,2012	332,563	612,745	6,548	1,840	953,696
Additions	-	18,542	-	978	19,520
Disposals	-	(14,542)	-	(875)	(15,417)
At December 31,2012	332,563	616,745	6,548	1,943	957,799
Additions	11,272	85,706	-	90	97,068
Disposals	-	(28,302)	-	-	(28,302)
At December 31,2013	343,835	674,149	6,548	2,033	1,026,565
Disposals	-	(21,483)	(197)	-	(21,680)
At December 31,2014	343,835	652,666	6,351	2,033	1,004,885

Accumulated depreciation
At January 1,2012	10,708	94,974	3,384	1,201	110,267
Depreciation charge	7,830	57,576	569	211	66,186
Disposals	-	(13,806)	-	(831)	(14,637)
At December 31, 2012	18,538	138,744	3,953	581	161,816
Depreciation charge	8,014	60,669	562	308	69,553
Disposals	-	(7,382)	-	-	(7,382)
At December 31, 2013	26,552	192,031	4,515	889	223,987
Depreciation charge	8,197	60,433	520	299	69,450
Disposals	-	(6,783)	(186)	-	(6,970)
At December 31, 2014	34,749	245,681	4,849	1,188	286,467

Carrying amount
At December 31, 2012	314,025	478,001	2,595	1,362	795,983
At December 31, 2013	317,283	482,118	2,033	1,144	802,578
At December 31, 2014	309,086	406,985	1,502	845	718,418

All property, plant and equipment held by the Company are located in the PRC. The Company’s buildings are situated on land under medium-term land use rights.

For the buildings owned collectively by the Company and other three unrelated companies, the cost of buildings are stated according to the amounts paid by the Company for its part of buildings, which represent the Company’s interests in the buildings. Buildings are depreciated over their expected useful lives of 40 years. These buildings’ cost was RMB3,363,000, and accumulated depreciation of these buildings was RMB1,418,000, RMB1,306,000 and RMB1,194,000 at December 31, 2014, 2013 and 2012, respectively. These buildings with a carrying value of approximately RMB1,945,000, RMB2,057,000 and RMB2,169,000 were pledged to secure the Company’s interest-bearing bank borrowings at December 31, 2014, 2013 and 2012, respectively (Note 21).

No impairment loss was made to the carrying amounts of the property, plant and equipment for 2014, 2013 and 2012.

Loss on disposal of property, plant and equipment in 2014, 2013 and 2012 was RMB3,537,000, RMB18,926,000 and RMB512,000, respectively.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

13.	LAND USE RIGHTS

The Company’s land use rights are under medium-term leases in the PRC, and are analyzed for reporting purposes as follows:

	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2012, December 31, 2012, 2013 and 2014	32,619	32,619	32,619
Accumulated amortization
At beginning of the year	(2,690)	(2,021)	(1,352)
Amortization	(670)	(669)	(669)
	(3,360)	(2,690)	(2,021)
Carrying amount
At December 31	29,259	29,929	30,598

All the land use rights of the Company were pledged to the banks as securities for the Company’s interest-bearing bank borrowings at December 31, 2014, 2013 and 2012 respectively (Note 21).

14.	LONG-TERM PREPAID EXPENSES

	As of December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Prepaid advertising fees	1,404	-	-

The amount represents the advertising fees paid in advance covering periods over one year.

15.	INVENTORIES

	As of December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Raw materials	38,405	52,881	38,154
Work in progress	5,657	5,663	5,315
Finished goods	286,701	248,892	247,134
	330,763	307,436	290,603

The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	For the years ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Carrying amount of inventories sold	926,642	853,455	1,052,455
Write down of inventories (included in cost of sales)	2,181	23,414	4,237
	928,823	876,869	1,056,692

Write down of inventories (included in administrative expenses)	257	-	-

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

16.	TRADE RECEIVABLES

	As of December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Trade receivables	549,925	490,989	455,885
Less: provision for impairment	-	-	-
	549,925	490,989	455,885

The Company’s trade receivables are denominated in Renminbi and non-interest bearing. In 2011, the credit period granted to distributors was generally for a period within 90 days. Since the end of 2012, the Company had extended the collection period to 150 days to address funding pressures of its distributors. Other customers were granted a credit period of 90 days in the years ended December 31 2013 and 2012 and extended to 120 days in the year ended December 2014.

All of the trade receivables are expected to be recovered within one year. An aging analysis of the Company's trade receivables, based on the invoice date, is as follows:

	As of December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Within 90 days	280,946	257,707	287,036
Between 3 and 6 months	268,979	233,282	168,849
	549,925	490,989	455,885

An aging analysis of trade receivables that were neither past due nor impaired or past due but not impaired, is as follows:

		Past due but not impaired
	Neither past due nor impaired	Less than 30 days	31 to 120 days	Over 120 days	Sub-total	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
December 31, 2012	455,885	-	-	-	-	455,885
December 31, 2013	490,989	-	-	-	-	490,989
December 31, 2014	549,925	-	-	-	-	549,925

Receivables that were neither past due nor impaired relate to a large number of customers for whom there was no recent history of default. All amounts are short-term. The Company does not hold any collateral over these receivables.

The net carrying value of trade receivables is considered a reasonable approximation of fair value.

As of December 31, 2014, the Company is exposed to certain credit risks as 9% and 25% of the total trade receivables were due from the Company's largest and the five largest customers, respectively.

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

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

17.	OTHER RECEIVABLES AND PREPAYMENTS

	As of December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Prepayments	2,178	2,160	4,092
Deposit to stock transfer agent	-	11,831	-
VAT recoverable	-	1,534	-
	2,178	15,525	4,092

An amount of RMB11,831,000 was paid to the stock transfer agent to meet dividend obligations declared before December 31, 2013 and paid in January 2014 (Note 24).

All of the other receivables and prepayments are expected to be recovered or recognized as expense within one year. The net carrying value of these balances is considered a reasonable approximation of fair value.

18.	RESTRICTED CASH AND CASH AND BANK BALANCES

	As of December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Cash on hand	62	42	28
Cash at banks	61,093	28,806	89,420
Cash and bank balances	61,155	28,848	89,448
Restricted cash	28,872	37,359	-
	90,027	66,207	89,448

Restricted cash and cash and bank balances are denominated in the following currencies:

	As of December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Renminbi	89,864	55,467	88,837
Hong Kong dollars	-	2	41
US dollars	163	10,738	570
	90,027	66,207	89,448

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

As of December 31, 2014, the Company has restricted cash of RMB28,872,000 (2013: RMB37,359,000; 2012: nil), of which RMB28,872,000 (2013: RMB28,872,000; 2012: nil) was used as collateral for the Company’s bank borrowings (Note 21) and nil was used as collateral for the Company’s financial derivatives (2013: RMB8,487,000; 2012: nil). They were temporarily not available for general use by the Company.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

19.	TRADE PAYABLES

	As of December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Trade payables	122,168	152,572	115,123

Trade payables are denominated in Renminbi, non-interest bearing and generally settled within 120-day terms. All of the trade payables are expected to be settled within one year. The carrying value of trade payables is considered to be a reasonable approximation of fair value.

20.	ACCRUED LIABILITIES AND OTHER PAYABLES

	As of December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Deposits received from distributors	21,000	19,800	21,800
VAT payables	9,076	303	11,799
Provision for litigation (Note 31)	5,274	-	-
Accrued salary	5,177	4,953	4,649
Accrued rent, electricity and water	4,211	4,051	4,389
Accrued other taxes	1,901	999	2,744
Dividend payable (Notes 17 and 24)	1,505	11,831	-
Others	1,845	1,203	992
	49,989	43,140	46,373

Accrued liabilities and other payables are denominated in the following currencies:

	As of December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Renminbi	43,161	31,170	46,326
US dollars	6,828	11,970	47
	49,989	43,140	46,373

Deposits received represent deposits from the Company’s distributors. The Company usually requests a deposit from RMB400,000 to RMB1,000,000 from new distributors upon signing a distributorship agreement as security for the performance of their obligations under the distributorship agreement.

Accrued liabilities consist mainly of accrued rental, wages and utility expenses.

The carrying value of accrued liabilities and other payables is considered to be a reasonable approximation of fair value.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

21.	INTEREST- BEARING BANK BORROWINGS (SECURED)

	As of December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Short-term bank borrowings - repayable within one year – shown under current liabilities	84,704	99,652	10,000
Long-term bank borrowings - repayable more than one year but not more than 5 years - shown under non-current liabilities	-	-	50,000
	84,704	99,652	60,000

Bank borrowings are denominated in the following currencies:

	As of December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Renminbi	45,000	60,000	60,000
US dollars	39,704	39,652	-
	84,704	99,652	60,000

The exposure of the Company’s loans is as follows:

	As of December 31
	2014		2013		2012
	Effective interest rates %	RMB’000	Effective interest rates %	RMB’000	Effective interest rates %	RMB’000
Fixed rate borrowings:	8.16%	10,000	7.80%	10,000	-	-
Variable rate borrowings:	2.48% - 7.80%	74,704	2.44% - 7.07%	89,652	6.62% - 7.34%	60,000
		84,704		99,652		60,000

All of the Company’s bank borrowings are carried at amortized cost. The carrying values of the Company’s bank borrowings approximate their fair value.

The Company’s banking facilities are pledged by bank deposits (Note 18), the Company’s buildings and land use rights (Notes 12 and 13), land use rights of third parties and guaranteed by related parties (Note 27), a subsidiary of the Company and third parties. As of December 31, 2014, 2013 and 2012, such banking facilities were utilized to the extent of RMB84,704,000, RMB99,652,000 and RMB60,000,000, respectively.

As of the end of the reporting periods, the Company has the following undrawn bank borrowing facilities:

	As of December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Variable-rate - expiring within one year	98,365	81,154	40,000

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

22.	SHARE CAPITAL

	As of December 31,
	2014		2013		2012
	Number	US$	Number	US$	Number	US$
	of shares	‘000	of shares	‘000	of shares	‘000
Authorized:
Ordinary shares of US$0.001 each
At January 1 and December 31	51,000,000	51	51,000,000	51	51,000,000	51

	As of December 31,
	2014			2013			2012
	Number	RMB		Number	RMB		Number	RMB
	of shares	‘000		of shares	‘000		of shares	‘000
Issued:	20,430,838	137		20,430,838	137		23,430,838	157
Outstanding and fully paid:
Ordinary shares of US$0.001 each
At January 1	20,430,838	137		20,430,838	137		18,254,002	124
Issuance to Mr. Wong Kung Tok for achieving the 2011 performance threshold	-	-		-	-		2,176,836	13

At December 31	20,430,838	137	(1)	20,430,838	137	(1)	20,430,838	137	(1)

(1) Equivalent to US$20,000

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

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

22.	SHARE CAPITAL (Continued)

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

23.	RESERVES

(a)	Statutory reserve

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

(b)	Currency translation reserve

The reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.

(c)	Merger reserve

The merger reserve of the Company represents the difference between the nominal value of the shares of the subsidiaries acquired in the Hengda Reorganization (Note 1) over the nominal value of the shares of the Company issued in exchange thereof.

(d)	Share-based payment reserve

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

The share-based payment reserve also represents the equity-settled share options granted to employees (Note 25). The reserve is made up of the cumulative value of services received from employees recorded over the vesting period commencing from the grant date of equity-settled share options, and is reduced by the expiry or exercise of the share options.

(e)	Reverse recapitalization reserve

The reverse recapitalization reserve arises as a result of the method of accounting for the Success Winner Acquisition. In accordance with IFRS, the acquisition has been accounted for as a reverse recapitalization.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

23.	RESERVES (Continued)

(f)	Capital reverse

On July 31, 2014, Sound Treasure Limited, the Company’s largest shareholder and an affiliate of the Company’s Chief Executive Officer, entered into a three party agreement (the “Novation”) with the financial institution that originated the foreign currency transaction agreements and the Company. Under the Novation, Sound Treasure Limited assumed these agreements and all assets (mainly deposits placed with the financial institution) and all existing and future liabilities arising under these agreements, and the Company was released from the liabilities arising under the foreign currency transaction agreements. As a result, after July 31, 2014, the Company is no longer required to fund any losses related to these agreements, and the Company will neither suffer any future liabilities arising under those agreements nor enjoy any benefit arising under those agreements.

At the time that each of the foreign currency transaction agreements was established with the financial institution, the Company was required to deposit monies with the financial institution. RMB6.7 million of a total of RMB15.6 million in deposits were funded on behalf of the Company by Wong Kung Tok (who is the brother-in-law of the Company’s Chief Executive Officer) at the request of the Chief Executive Officer, and were included in a total of RMB40.2 million in loans owed by the Company to Wong Kung Tok as of July 9, 2014. In connection with the Novation discussed above, the Company’s Chief Executive Officer, Sound Treasure Limited and Wong Kung Tok entered into an agreement with the Company (the “Offset Agreement”) pursuant to which loans totaling RMB20.7 million owed by the Company to Wong Kung Tok as of the date of the Offset Agreement were transferred to Sound Treasure Limited and then were forgiven by Sound Treasure Limited; and in return the Company agreed to forego any claim to RMB15.6 million in deposits under the foreign currency transaction agreements which were transferred to Sound Treasure Limited pursuant to the Novation. As a result of these transactions, Sound Treasure Limited released the Company from liabilities aggregating RMB76.8 million and the Company transferred ownership of RMB15.6 million in deposits held at the financial institution from the Company to Sound Treasure Limited. Except as disclosed above, neither the Company’s Chief Executive Officer nor any affiliate of the Chief Executive Officer received any remuneration for agreeing to assume the foreign currency transaction agreements. The material terms of the Novation and the Sound Treasure Agreement were reviewed and approved by the Audit Committee of the Company. As a result of the Novation and the Offset Agreement, approximately RMB76.8 million in liabilities on the Company’s books were extinguished in 2014 and the Capital Reserve account was increased by approximately RMB61.3 million.

24.	DIVIDENDS

The Company paid a cash dividend of US$0.10 (equivalent to RMB0.61) per share each on July 13, 2013 and January 14, 2014, respectively, to its shareholders which totaled in aggregate US$4.1 million (equivalent to RMB24.9 million gross, RMB23.66 million net of 5% PRC withholding tax (Note 9)).

The Company paid a cash dividend of US$0.0125 (equivalent to RMB0.08) per share each on July 14, 2014 and January 14, 2015, respectively, to its shareholders which totaled in aggregate US$0.5 million (equivalent to RMB3.2 million gross, RMB3.01 million net of 5% PRC withholding tax(Note 9)).

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

25.	SHARE-BASED EMPLOYEE REMUNERATION

At the annual meeting on December 27, 2010, the shareholders of the Company approved the 2010 Incentive Compensation Plan (“the Plan”), which was designed to retain directors and senior management. In accordance with the Plan, the Company granted an aggregate of 1,130,000 stock options to the Company’s then directors (Huang Jia Dong, Su Wei Feng, Su Pei Zhi, Paul K. Kelly, Cheng Yan Davis, Ding Wei Dong and William L. Stulginsky) and executives (Hen Man Edmund), upon the approval by the Board of Directors on January 27, 2011, the grant date. The exercise price of the share options granted is US$7.65 per share and the share options are valid for a period of 5 years from January 27, 2011 to January 27, 2016. One-fourth of the options granted vested on the grant date and additional one-fourth of the options will vest on the one-year anniversary of the grant date.

Share options and weighted average exercise prices are as follows for the reporting periods presented:

	Number of shares	Weighted average exercise price US$
Outstanding at January 1 and December 31, 2012	1,130,000	7.65
Granted	-	-
Forfeited	(20,000)	7.65
Exercised	-	-
Outstanding at December 31, 2013 and 2014	1,110,000	7.65

Exercisable at December 31, 2012	565,000	7.65
Exercisable at December 31, 2013	832,500	7.65
Exercisable at December 31, 2014	1,110,000	7.65

The total fair value of the share options granted under the Plan is RMB25,643,000. The fair values of options granted were determined using a variation of the Black-Scholes Option Pricing Model that takes into account factors specific to the share incentive plans, such as the vesting period. The following principal assumptions were used in the valuation:

Grant date	January 27, 2011
Vesting period ends	January 27, 2014
Share price at date of grant	US$7.65
Exercise price at date of grant	US$7.65
Volatility	65%
Option life	5 years
Dividend yield	0%
Risk-free interest rate	1.98%
Fair value at grant date	US$3.52
Weighted average remaining contractual life	3.25 years

The underlying expected volatility was determined by reference to historical data of the Company’s shares over a period of time, adjusted for any expected changes to future volatility based on publicly available information. Expected dividends are based on historical dividends. Changes in the subjective input assumptions could materially affect the fair value estimate.

For the years ended December 31, 2014, 2013 and 2012, employee remuneration expense (all of which related to equity-settled share-based payment transactions) of RMB150,000, RMB2,117,000 and RMB5,651,000, respectively, has been included in profit or loss and credited to the share-based payment reserve.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

26.	BUSINESS COMBINATIONS

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

27.	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Apart from those discussed elsewhere in these financial statements, the following are significant related party transactions entered into between the Company and its related parties at agreed rates:

	For the years ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Service fees paid to Stuart Management Co.	-	503	526

	As of December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Amounts owed to related parties	24,902	8,539	4,796

Pursuant to an administrative services agreement dated as of December 1, 2009 between the Company and Stuart Management Co., an affiliate of Paul K. Kelly, an ex-director who resigned on Nov 27, 2013, the Company paid US$7,000 (equivalent to RMB44,000) a month plus out-of-pocket expenses to Stuart Management Co. for administrative services. The initial one-year term began on December 1, 2009, and the agreement automatically renews for successive one-year terms unless either party notifies the other of its intent not to renew. During the term of the agreement, Stuart Management Co. will provide the Company with general administrative services, including acting as the Company’s administrative agent in the United States and the British Virgin Islands, and allow the Company to utilize certain of its office space for meetings. The agreement was renewed to reduce the amount to US$4,900 (equivalent to RMB30,000) a month in December 2013. The amount was further reduced to US$1,000 (equivalent to RMB6,000) a month commencing from October 2014.

Mr. Huang Jia Dong, the founder and Chairman of Hengda and the Chief Executive Officer and one of the directors of the Company, and a holder of approximately 40.3% equity interests of the Company as of April 17, 2015 and Mr. Wong Kung Tok, formerly one of the Company’s significant shareholders, provide working capital loans to the Company from time to time during the normal course of its business. These loans amounted to RMB24,902,000, RMB8,539,000 and RMB4,796,000 as of December 31, 2014, 2013 and 2012, respectively. These loans are interest free, unsecured and repayable on demand. Mr. Huang and Mr. Wong are brothers-in-law. Mr. Huang and Mr. Wong are brothers-in-law. In July 2014, an entity affiliated with Mr. Huang assumed RMB20.7 million in loans due from the Company to Mr. Wong and then forgave those loans (see Note 23(f)).

(b)	Mr. Huang Jia Dong and Su Pei Zhi provide personal guarantees to the Company for certain bank loans. The guarantees amounted to RMB102,800,000, RMB102,800,000 and RMB180,000,000 as of December 31, 2014, 2013 and 2012, respectively. Mr. Su resigned as a director on April 27, 2014 but remains as the Company’s sales deputy general manager.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

28.	COMMITMENTS

(a)	Operating lease commitments

The Company leases production factories, warehouses and employees’ hostel from unrelated parties under non-cancellable operating lease arrangements. The leases have varying terms and the total future minimum lease payments of the Company under non-cancellable operating leases are payable as follows:

	As of December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Within one year	5,607	11,552	11,552
After one year and within five years	453	6,060	17,612
	6,060	17,612	29,164

The leases typically run for an initial period of three to five years, with an option to renew the lease when all terms are renegotiated. Lease payments are usually increased every five years to reflect market rentals. None of the leases includes contingent rentals.

(b)	Capital commitments

The Company’s capital expenditures consist of expenditures on property, plant and equipment and capital contribution. Capital expenditures contracted for at the balance sheet date but not recognized in the financial statements are as follows:

	As of December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Contracted for capital commitment in respect of capital contribution to its wholly foreign owned subsidiary in the PRC:
– Hengda	-	14,047	22,867
Contracted but not provided for in the financial statements – acquisition of property, plant and equipment	-	-	1,392

The Company paid up the remaining capital of Hengda of RMB14,047,000 in 2014.

(c)	Other commitments

The Company had the following other commitments:

	Year ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Advertising expenditure contracted but not provided for in the financial statements	2,439	6,200	1,260

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

29.	FINANCIAL RISK MANAGEMENT

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

The Company’s exposure to credit risks is influenced mainly by the individual characteristics of each customer. The Company typically gives the existing customers credit terms of approximately 120 days to 150 days. In deciding whether credit shall be extended, the Company will take into consideration factors such as the relationship with the customer, its payment history and credit worthiness. In relation to new customers, the sales and marketing department will prepare credit proposals for approval by the Chief Executive Officer.

The Company performs ongoing credit evaluations of its customers’ financial condition and requires no collateral from its customers. The provision for impairment loss for doubtful debts is based upon a review of the expected collectability of all trade and other receivables.

The Company’s concentration of credit risk by geographical location is wholly in the PRC as of December 31, 2014, 2013 and 2012. Further details of the Company’s concentration of credit risk are set out in Note 16.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

29.	FINANCIAL RISK MANAGEMENT (Continued)

(b)	Liquidity risk

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

	As of December 31,2014
		More than 1	Total contractual
		year but less	undiscounted	Carrying
	Within 1 year	than 3 years	cash flow	amount
	RMB’000	RMB’000	RMB’000	RMB’000
Trade payables	122,168	-	122,168	122,168
Amounts owed to related parties	24,902	-	24,902	24,902
Interest-bearing bank borrowings	85,671	-	85,671	84,704
Total	232,741	-	232,741	231,774

	As of December 31,2013
		More than 1	Total contractual
		year but less	undiscounted	Carrying
	Within 1 year	than 3 years	cash flow	amount
	RMB’000	RMB’000	RMB’000	RMB’000
Trade payables	152,572	-	152,572	152,572
Amounts owed to related parties	8,539	-	8,539	8,539
Interest-bearing bank borrowings	103,280	-	103,280	99,652
Total	264,391	-	264,391	260,763

	As of December 31,2012
		More than 1	Total contractual
		year but less	undiscounted	Carrying
	Within 1 year	than 3 years	cash flow	amount
	RMB’000	RMB’000	RMB’000	RMB’000
Trade payables	115,123	-	115,123	115,123
Amounts owed to related parties	4,796	-	4,796	4,796
Interest-bearing bank borrowings	14,096	52,321	66,417	60,000
Total	134,015	52,321	186,336	179,919

(c)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates.

The Company’s exposure to interest rate risk arises primarily from the Company’s interest-bearing bank deposits and borrowings. The interest rates and terms of repayment of the bank borrowings are disclosed in Note 21.

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

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

29.	FINANCIAL RISK MANAGEMENT (Continued)

(c) Interest rate risk (Continued)

The Company is also exposed to cash flow interest rate risk related to bank balances and cash held at financial institutions carried at the prevailing market rates and variable-rate bank borrowings.

At December 31, 2014, if average interest rate on the Company’s variable-rate bank borrowings had been 50 basis points higher/lower, loss before tax for the year ended December 31, 2014 would have been increased/decreased by RMB374,000/RMB 374,000 (2013: increased/decreased loss before tax by approximately RMB448,000/RMB448,000 2012: decreased/increased profit before tax by approximately RMB300,000/RMB300,000). A 50 basis points (2013 and 2012: 50 basis points) increase or decrease in interest rates is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates. The analysis is performed on the same basis for 2013 and 2012.

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

As of December 31, 2014, 2013 and 2012, nearly all of the Company’s monetary assets and monetary liabilities were denominated in RMB except that as of December 31, 2014 and 2013, certain bank balances (Note 18), bank borrowings (Note 21) and other payables (Note 20) were denominated in US dollars.

The Company entered into foreign currency forward contracts for investment purposes. The net fair value of foreign exchange forward contracts entered into by the Company at December 31, 2013 was RMB44,000 and has been recognized as derivative financial instruments included under current assets on the consolidated statements of financial position. In 2014, as the Renminbi depreciated against the U.S. dollar, the Company incurred realized and unrealized losses totaling RMB59,477,000 from January 1 to July 31, 2014 in connection with these agreements (Note 7).

On July 31, 2014, Sound Treasure Limited, the Company’s largest shareholder and an affiliate of the Company’s Chief Executive Officer, entered into a three party agreement (the “Novation”) with the financial institution that originated the foreign currency transaction agreements and the Company. Under the Novation, Sound Treasure Limited assumed these agreements and all assets (mainly deposits placed with the financial institution) and all existing and future liabilities arising under these agreements, and we were released from the liabilities arising under the foreign currency transaction agreements. As a result, after July 31, 2014, the Company is no longer required to fund any losses related to these agreements, and the Company will neither suffer any future liabilities arising under those agreements nor enjoy any benefit arising under those agreements (Note 23(f)).

Sensitivity analysis

The Group’s foreign currency risk is mainly concentrated on the fluctuation of US$ and HK$. The following table details the Group’s sensitivity to a 4% increase and decrease in RMB against the relevant foreign currencies. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the years end for a 4% change. On this basis, if RMB strengthens against foreign currencies by 4%, the Group’s (loss)/profit before taxation for the year would decrease by the following amount, and vice versa.

	As of December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
(Loss)/profit before taxation	1,855	(32,215)[1]	21

1 Mainly as a result of fair value (including foreign exchange) losses/gains on foreign currency forward contracts.

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Company which expose the Company to foreign currency risk at the end of the reporting period. The stated changes represent management’s assessment of reasonably possible changes in foreign exchange rates over the period until the end of next annual reporting period. The analysis is performed on the same basis for 2013 and 2012.

In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure at the end of the reporting period does not reflect the exposure during the year.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

29.	FINANCIAL RISK MANAGEMENT (Continued)

(e)	Fair value measurements

(i)	Financial instruments carried at fair value Fair value hierarchy

The following table presents the fair value of the Company’s financial instruments measured at the end of the reporting period on a recurring basis, categorized into the three-level fair value hierarchy as defined in IFRS 13 Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)

•	Level 3: inputs for the assets or liability that are not based on observable market data (that is, unobservable inputs). The Company’s directors are responsible to determine the appropriate valuation techniques and inputs for fair value measurements. The following table shows the fair value measurement hierarchy for assets and liabilities as of December 31, 2013:

Recurring fair value measurements	Level 1	Level 2	Level 3	Level 4
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Derivative financial instruments – foreign exchange forward contracts	-	44	-	44

There were no transfers between instrument levels during the years ended December 31, 2014, 2013 and 2012.

As of December 31, 2014, 2013 and 2012, there were no other financial instruments measured on a recurring basis.

Derivative financial instruments (Level 2)

During 2013, the Company bought a CHN Target Redemption Forward from Taishin International Bank, a kind of financial product, for investing purpose. The financial product meets the definition of derivative: No initial net investment, value changes in response to the change of exchange rate (US$ vs RMB) and is settled at a future date.

The notional principal amounts of the outstanding foreign exchange forward contracts at December 31, 2013 are US$14,000,000 and at 2014 are nil.

At December 31, 2013, the Company recognized the fair value of the derivative based upon the MTM (Mark to market) report provided by Taishin International Bank, determined using forward exchange market rates at the end of the reporting period.

(ii)        Financial assets and liabilities measured at other than fair value

The carrying amounts of the Company’s other financial instruments carried at cost or amortized cost approximate their fair values as of December 31, 2014, 2013 and 2012.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2012, 2013 and 2014

30.	CAPITAL MANAGEMENT

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

The Company is not subject to externally imposed capital requirements, except for, as disclosed in Note 23(a), the Company’s PRC subsidiaries are required by the Foreign Enterprise Law of the PRC to contribute to and maintain a non-distributable statutory reserve fund whose utilization is subject to approval by the Board of Directors. This externally imposed capital requirement has been complied with by the PRC subsidiaries for the years ended December 31, 2014, 2013 and 2012.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, increase share capital, obtain new borrowings or sell assets to reduce debt.

There were no changes in the Company’s overall approach to capital management during the report periods.

The capital structure of the Company consists of debts (which include borrowings, less cash and cash equivalents) and equity attributable to shareholders of the Company (comprising issued capital and reserves). The Company monitors capital on the basis of the debt to capital ratio, which is calculated as net debts divided by equity attributable to shareholders of the Company.

	As of December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Interest-bearing bank borrowings	84,704	99,652	60,000
Amounts owed to related parties	24,902	8,539	4,796
Total debt	109,606	108,191	64,796
Less: Cash and cash equivalents (excluding restricted bank balances)	(61,155)	(28,848)	(89,448)
Net debts	48,451	79,343	(24,652)
Equity attributable to shareholders of the Company	1,447,624	1,419,572	1,443,190
Gearing ratio	3.3%	5.6%	Not applicable

31.	LITIGATIONS

During 2014, several putative class action complaints were filed in the United States District Court for the Southern District of New York against the Company and various current and former directors and officers asserting claims of violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder against all defendants, and asserting claims for violations of Section 20(a) of the Exchange Act against the individual defendants; and pursuing remedies under the Exchange Act.

On February 6, 2015, the Company and the individual defendants reached an agreement in principle to settle the above-described cases as against all defendants in consideration of the payment by the Company of US$850,000 (equivalent to approximately RMB5,274,000)(Note 20), consisting of a combination of cash and the Company’s common stock. The settlement is subject to the execution of a mutually acceptable settlement agreement and the approval of the settlement by the Court. A charge for the settlement amount is included as an expense item in the Company’s fiscal 2014 financial statements.

