Form 20-F
period 2015-12-31
China Ceramics Co., Ltd
filed 2016-04-20
CIK 1470683

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from ____________to ____________

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

None.

On April 18, 2016, the issuer had 21,859,409 shares outstanding.

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

All references to “Renminbi,” “RMB” or “yuan” are to the legal currency of the People’s Republic of China, and all references to “U.S. dollars,” “dollars,” “$” are to the legal currency of the United States. This Report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 15, 2016, the buying rate announced by the Federal Reserve Statistical Release was RMB6.4730 to $1.00.

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

iii

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

iv

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION

A.	Selected financial data

The following selected consolidated financial data as of and for the years ended December 31, 2015, 2014 and 2013 have been derived from the audited consolidated financial statements of China Ceramics included in this Annual Report and the financial data as of and for the years ended December 31, 2012 and 2011 have been derived from previously filed audited consolidated financial statements. This information is only a summary and should be read together with the consolidated financial statements, the related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of China Ceramics” and other financial information included in this Annual Report.

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

CHINA CERAMICS CO., LTD. AND SUBSIDIARIES

Selected Consolidated Financial Data

(RMB in Thousands Except per Share and Operating Data)

	As of December 31
	2015	2014	2013	2012	2011
Consolidated Statements of Financial Position Data
Cash and cash equivalents	514	61,155	28,848	89,448	42,149
Total current assets	877,772	972,893	880,201	840,028	833,516
Total assets	1,313,020	1,733,563	1,726,240	1,671,403	1,711,947
Total current liabilities	224,776	284,535	305,423	177,161	457,121
Long-term obligations	1,404	1,404	1,245	51,052	61,087
Total liabilities	226,180	285,939	306,668	228,213	518,208
Total equity	1,086,840	1,447,624	1,419,572	1,443,190	1,193,739
Outstanding shares	20,430,838	20,430,838	20,430,838	20,430,838	18,254,002

1

	For the years ended December 31,
	2015	2014	2013	2012	2011
Consolidated Statement of Comprehensive Income Data
Revenues	1,017,146	1,037,651	932,894	1,444,891	1,491,574
Gross profit	125,426	104,431	54,076	380,999	467,238
Operating income	85,347	56,095	12,496	330,328	398,260
(Loss)/profit before taxation	(339,159)	(13,890)	(3,697)	328,763	400,504
(Loss)/profit attributable to shareholders	(362,412)	(30,353)	(2,032)	243,831	294,439
Earnings per share –
Basic	(17.74)	(1.49)	(0.10)	11.93	16.13
Diluted	(17.74)	(1.49)	(0.10)	11.93	14.41
Weighted average shares outstanding –
Basic	20,430,838	20,430,838	20,430,838	20,430,838	18,254,002
Diluted	20,430,838	20,430,838	20,430,838	20,430,838	20,430,838
Cash dividends declared per share (RMB)	-	0.16	1.22	-	-

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On April 15, 2016, the buying rate announced by Federal Reserve Statistical Release was RMB6.4730 to $1.00.

	Spot Exchange Rate
Period	Period Ended	Average (1)	Low	High
	(RMB per US$1.00)
2011	6.2939	6.4475	6.2939	6.6017
2012	6.2301	6.3093	6.2221	6.3879
2013	6.0537	6.1478	6.0537	6.2438
2014	6.2046	6.1619	6.0402	6.2591
2015	6.4778	6.2827	6.1870	6.4896
September	6.3556	6.3676	6.3544	6.3836
October	6.3180	6.3505	6.3180	6.3591
November	6.3883	6.3640	6.3180	6.3945
December	6.4778	6.4491	6.3883	6.4896
2016
January	6.5752	6.5726	6.5219	6.5932
February	6.5525	6.5501	6.5154	6.5795

Source: Federal Reserve Statistical Release

(1)	Annual averages, lows, and highs are calculated from month-end rates. Monthly averages, lows, and highs are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

You should carefully consider the following risk factors, together with all of the other information included in this annual report.

Risk Factors Relating to Our Business

We generate a large percentage of our revenues from a limited number of customers and our business will suffer if sales to such customers decline.

Our five largest customers accounted for an aggregate of 20.1%, 20.0% and 19.8% of our total revenue in fiscal years 2013, 2014 and 2015, respectively. We are particularly exposed to the credit risks of these customers as defaults in payment by our major customers would have a significant impact on our cash flows and financial results. Our agreements with our major customers do not specify minimum sales volume. There is no assurance that we will continue to retain these customers or that they will continue to purchase our products at their current levels in the future. If there is any reduction or cancellation of purchase orders by these customers for any reason, including a fall in demand from our customers’ downstream developer clients, or a termination of a relationship with these customers, our revenues will be negatively impacted.

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

In fiscal years 2013, 2014 and 2015 our cost of raw materials and energy source, which consist of clay (comprising mainly of kaolin, flint and feldspar), coal and natural gas (used to heat our kilns), coloring materials and glazing materials, accounted for approximately 68.7%, 73.8% and 67.9% of our total cost of sales, respectively. The price of clay, coal, natural gas, coloring materials and glazing materials may fluctuate due to factors such as global supply and demand for such raw materials and changes in global economic conditions. Coal and natural gas in aggregate accounted for approximately 22.6%, 22.2% and 21.33% of our total costs of raw materials and energy source in fiscal years 2013, 2014 and 2015, respectively. Any shortages or interruptions in the supply of clay, coal and natural gas, coloring materials or glazing materials will result in an increase in the cost of production, thus increasing our cost of sales. If we are not able to pass on such an increase to our customers or are unable to find alternative sources of clay, coal, coloring materials, or glazing materials or appropriate substitute raw materials at comparable prices, our gross margins and overall financial performance will be adversely affected.

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

Our chief executive officer, Huang Jia Dong, and our Sales Deputy General Manager, Su Pei Zhi, have worked with our company since founding it over eighteen years ago. Accordingly, our success is dependent to a large extent on our ability to retain Messrs. Huang and Su, who are responsible for formulating and implementing our growth, corporate development and overall business strategies. Mr. Huang currently beneficially owns 7,995,305 shares in us. Our employment agreements with Messrs. Huang and Su end on January 31, 2019, and there is no assurance that we will be able to enter new long-term agreements with Messrs. Huang or Su. Our business is also dependent on our executive officers who are responsible for implementing our business plans and driving growth. Please refer to “Directors, Senior Management and Employees” herein for more information about our directors and officers.

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

Decelerating economic growth in China has caused challenging market conditions in the real estate and construction sectors resulting in a contraction in investment and new housing projects by property developers. The challenging market conditions has resulted in an expected contraction in demand for our products. Due to the reduced demand for our products, we recently recorded an impairment of assets. As we are currently operating our facilities at significantly less than our maximum capacity, this could reduce our profitability.

Our facilities currently provide an aggregate annual maximum production capacity of approximately 72 million square meters. However, due to a reduction in demand, we are currently utilizing production facilities capable of producing only 33 million square meters. In addition, we currently have sixteen production lines of which only nine were utilized as of the end of 2015 due to challenging macroeconomic conditions that began in the fourth quarter of 2012. The fact that a significant portion of our facilities are not being used means that our net income will be significantly less than it would otherwise be because we must maintain those unused facilities even though they are not currently being productive. Because certain of our facilities have remained idle for an extended period of time, the Company recorded an impairment charge of RMB 421.6 million ($ 66.5 million) in its fourth quarter of 2015 related to property, plant and equipment, land use rights and goodwillat its Hengda and Hengdali production facilities. The impairment of the non-current assets is attributable to challenging market conditions in China which are expected to result in a contraction in demand for the Company’s products in 2016. If our facilities continue to remain idle we may be required to take an additional impairment charge on our financial statements.

In order to maintain our market share, we significantly reduced the selling price of certain of our products at the end of 2012 and the beginning of 2013. Our revenues and net income for those periods were lower than they would otherwise be due to such reductions. In addition, if clients grow accustomed to such significant reductions, we may need to offer significant discounts in the future, which could reduce our net income and revenues long term. However, we raised our selling price on all of our products on July 1, 2014 by about 5% to 10% attributable to a moderately improved macroeconomic environment. We believe our strong marketing efforts and long-standing reputation for best-in-class products and service will allow us to maintain these increased prices, but there is no assurance that we will not be required in the future to reduce our prices again to maintain market share. In 2014, we increased our average selling price by 10.4% on a weighted average basis by sales volume as compared to 2013. In 2015, we increased our average selling price by 4.2% on a weighted average basis by sales volume as compared to 2014.

We may lose revenue if our intellectual property rights are not protected and counterfeit HD, Hengda, HDL, Hengdeli, WULIQIAO, TOERTO or Pottery Capital of Tang Dynasty brand products are sold in the market.

We believe our intellectual property rights are important to our success and competitive position. A portion of our products are manufactured and marketed under our “HD” or “Hengda,” “HDL” or “Hengdeli,” “Pottery Capital of Tang Dynasty”, “TOERTO” and “WULIQIAO” labels. We have filed our labels as trademarks in the PRC. Before April13, 2011, WULIQIAO was a trademark owned by Fujian Province Jinjiang City Hengda Construction Materials Co., Ltd. Hengda signed a Trademark Licensing Contract with Fujian Province Jinjiang City Hengda Construction Materials Co., Ltd. and was licensed the exclusive right to use WULIQIAO during the terms of that trademark. Since April13, 2011, WULIQIAO has been transferred to Hengdali, according to Certificate of Approved Transference of Trademark issued on April 13, 2011 by the Trademark Office of the State Administration for Industry & Commerce of the P.R.C. In addition, we own twenty-two utility model patents and have certain trade secrets and unpatented proprietary technology. We cannot assure you that there will not be any unauthorized usage or misuse of our trademarks and patent rights or that our intellectual property rights will be adequately protected as it may be difficult and costly to monitor any infringements of our intellectual property rights in the PRC. If we cannot adequately protect our intellectual property, we may lose revenue.

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

The PRC government has historically introduced certain policy and regulatory measures to control the rapid increase in housing prices and cool down the real estate construction market and has more recently adopted policies to stimulate the real estate sector, and the government in the future may refrain from supporting the sector or adopt measures in the future that may further adversely affect our business.

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

The PRC government has committed to taking steps to regulate real estate development, promote the healthy development of the real estate industry in China, and strengthen the supervision over land for real estate development purposes. For example, in his 2010 annual report to the National People’s Congress, as part of the 12th Five-Year Plan, Chinese Premier Wen Jiabao pledged to curb the rise of housing prices in certain cities to increase the availability of affordable housing. The PRC government has also adopted an array of policies to stimulate the real estate sector which includes cutting benchmark interest rates five times in 2015, a lowering of the reserve requirement ratio for banks, lower first home down payment ratios and a cut in the minimum capital ratio for fixed asset investments which would help property developers. Although the Central Government’s measures have helped to sustain the real estate sector, there has been a substantial slowdown in construction activity, and it is not clear if supportive monetary and regulatory policies will continue in the future. We also cannot be certain that the PRC government will not issue additional and more stringent regulations or measures or that agencies and banks will not adopt restrictive measures or practices in response to PRC governmental policies and regulations, which could negatively affect the industries we serve in the PRC, and thereby harm our sales.

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

Approximately 93% of our revenue in each of the last three fiscal years was derived from the PRC market and we anticipate that the PRC market will continue to be the major source of revenue for the foreseeable future. Accordingly, any significant slowdown in the PRC economy or decline in demand for our products from our customers in the PRC will have an adverse effect on our business and financial performance. Furthermore, as our operations and production facilities are located in the PRC, any unfavorable changes in the social and/or political conditions may also adversely affect our business and operations.

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

On July 14, 2014, China’s State Administration of Foreign Exchange (SAFE), the foreign exchange control authority, released the Notice of the State Administration of Foreign Exchange on Relevant Issues Concerning Foreign Exchange Administration for Overseas Investment, Financing and Round Trip Investment Undertaken by Domestic Residents via Special Purpose Vehicles (Notice 37). The new regulation took effect July 4, 2014. At that time, the old regulation, “Notice on Issues concerning Foreign Exchange Management in Financing by PRC Residents by Overseas Special Purpose Vehicle and Return Investments” (the “No. 75 Notice”), which was issued in 2005, was repealed. Compared with Circular 75, Circular 37 reflects the trend of SAFE’s policy to gradually loosen the restrictions and simplify the procedures for overseas financing and investment by Chinese residents, so as to fully utilize the financial resources in domestic and overseas markets. However, as Circular 37 has only recently been issued, the actual interpretation and enforcement of the above changes by SAFE in practice remain to be seen.

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

Our Hengda facility obtained a Temporary Pollutant Discharge Permit (No.350582-2014-000260) granted by Jinjiang City Environmental Protection Bureau that will expire on May 1, 2016. Hengdali is currently in the process of applying for a Pollutant Discharge Permit, and the environmental protection agency in Gaoan has accepted Hengdali’s application. If the Pollutant Discharge Permit is not issued and Hengdali discharges pollutants, Hengdali may be warned, ordered to stop discharging pollutants, and/or fined by the environmental protection agency. If Hengdali’s application is denied, or if the Hengdali facility is ordered to stop discharging pollutants or is fined, that could have a material adverse effect on our results of operations and financial condition.

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

In recent years, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Although a portion of this scrutiny seems to have abated, this scrutiny has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S. listed China-based companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations. If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend our company. Such investigations or allegations will be costly and time-consuming and distract our management from our business plan and could result in our reputation being harmed and our stock price could decline as a result of such allegations, regardless of the truthfulness of the allegations.

Risks to China Ceramics’ Shareholders

We expect to engage in a reverse split of our ordinary shares, which could reduce the volume of trading in our shares.

Unless our share price increases to above $1.00 and trades above $1.00 consistently, we expect to engage in a reverse split or our ordinary shares in the near future in order to bring our share price above $1.00 in order to comply with Nasdaq requirements. If a reverse split takes place, our trading volume may decrease, adversely affecting the ability of our shareholders to purchase or sell shares in the open market. In addition, reverse splits sometimes cause the trading price of the resulting security to be lower than the pre-split share price and there is no guarantee that a reverse split will maintain its share price on a post-reverse split adjusted basis above $1.00 to comply with Nasdaq continued listing requirements.

The price of our shares could be volatile and could decline at a time when you want to sell your holdings.

The price of our shares has been and may continue to be volatile, and that volatility may continue for an extended period of time. Since the completion of the business combination through April 18, 2016, the trading price of our shares ranged between $10.10 and $0.32 per share.

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

In general, China Ceramics will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income (including its pro rata share of the gross income of its 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (including its pro rata share of the assets of its 25% or more-owned corporate subsidiaries) produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If China Ceramics is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section entitled “Taxation—United States Federal Income Taxation—General”) of its shares, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of the shares of China Ceramics or the receipt of certain excess distributions from China Ceramics and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of China Ceramics and its subsidiaries during its 2015 taxable year, China Ceramics does not believe that it would be treated as a PFIC for such year. However, because China Ceramics has not performed a definitive analysis as to its PFIC status for its 2015 taxable year, there can be no assurance in respect to its PFIC status for such year. There also can be no assurance with respect to China Ceramics’ status as a PFIC for its current (2016) taxable year or any future taxable year. U.S. Holders of the shares of China Ceramics are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section entitled “Taxation—United States Federal Income Taxation—U.S. Holders—Passive Foreign Investment Company Rules.”

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

Since July 2005, the Renminbi has not been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future the Chinese authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.On March 17, 2014, the People’s Bank of China announced that the RMB exchange rate flexibility increased to 2% in order to proceed further with reform of the RMB exchange rate regime. These could result in a further and more significant fluctuation in the RMB’s value against the U.S. Dollar.

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

During the years ended December 31, 2013 and 2014 we entered into foreign currency transaction agreements that resulted in significant losses to us in 2014.

During 2013 and 2014, we entered into certain foreign currency transaction agreements with a financial institution related to the fluctuation of the Renminbi against the U.S. dollar, not for hedging purposes but for investment purposes. We recorded fair value gains on these agreements totaling RMB 3,346,000 for the year ended December 31, 2013. However, in 2014, as the Renminbi depreciated against the U.S. dollar, we incurred realized and unrealized losses totaling RMB 59,477,000 ($9,586,000) for the year ended December 31, 2014 in connection with these agreements. In 2015, we did not have similar foreign currency transactions. We do not intend to enter into similar transactions for investment purposes in the future.

As the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs will be governed by our memorandum and articles of association, the BVI Business Companies Act, 2004 (as amended) (the “BVI Act”), and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which is applied in the British Virgin Islands by virtue of the Common Law (Declaration of Application) Act. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

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

The laws of the British Virgin Islands may provide comparatively limited protection for minority shareholders, so minority shareholders will have limited recourse if the shareholders are dissatisfied with the conduct of our affairs.

Under the laws of the British Virgin Islands, there is limited statutory law for the protection of minority shareholders in the form of the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company, i.e. the memorandum and articles of association as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him.

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

Although we paid semi-annual dividends in July 2013, January 2014, July 2014 and January 2015, we did not pay a dividend after January 2015 and do not currently plan to pay a dividend in the near future. Therefore, shareholders will benefit from an investment in our shares only if those shares appreciate in value

We paid dividends in July 2013, January 2014, July 2014 and January 2015. The declaration and payment of cash dividends is at the discretion of our board of directors and will depend on factors our board of directors deems relevant, including among others, our results of operations, financial condition and cash requirements, business prospects, and the terms of our credit facilities, if any, and any other financing arrangements. We currently do not plan to pay a dividend in the near future. Therefore, the realization of a gain on shareholders’ investments will depend on the appreciation of the price of our shares, and there is no guarantee that our shares will appreciate in value.

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

The following chart reflects our organizational structure as of December 31, 2015:

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

February 2016 Public Offering

On February 4, 2016, we announced the pricing of public offering of its shares (and common stock equivalents) with total gross proceeds of approximately $900,000 (the “Offering”). The net proceeds to the Company from this offering, before deducting the placement agent’s fees and expenses, were approximately $785,000.

In connection with the Offering, the Company issued 1,428,571 shares at the price of $0.63 per share, with each share coupled with a Class A Warrant (1,428,571 Class A Warrants in the aggregate) to purchase one share and a Class B Warrant (1,428,571 Class B Warrants in the aggregate) to purchase one share. The shares, the Class A Warrants and the Class B Warrants were sold as units, but were issued separately. The Class A Warrants have an exercise price of $0.63 per share and the Class B Warrants have an exercise price of $0.78 per share. The Class A Warrants are exercisable on or after the date of issuance and will terminate on the six-month anniversary of the date of issuance. The Class B Warrants are exercisable on or after the date of issuance and will terminate on the five-year anniversary of the date of issuance.

Dawson James Securities, Inc. acted as the Company’s exclusive placement agent, on a best efforts basis, in connection with the Offering. Pursuant to the terms and provisions of the Placement Agency Agreement by and between the Company and the Placement Agent, dated as of February 3, 2016 (the “PAA”), the Company paid the Placement Agent a cash placement fee equal to 8% of the gross proceeds of the Offering, or $71,999, plus a non-accountable expense allowance equal to $25,000. The Placement Agent also received five-year warrants (the “Compensation Warrants”) to purchase up to a number of shares equal to 8% of the aggregate number of shares sold in the Offering, or 114,286 shares. The Compensation Warrants have substantially the same terms as the Class B Warrants in the Offering, except that such Compensation Warrants have an exercise price of $0.78 (125% of the public offering price per share) and terminate on the five year anniversary of the effective date of this offering.

B.	Business Overview

Overview

We are a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles, sold under the “HD” or “Hengda,” “HDL” or “Hengdeli”, “Pottery Capital of Tang Dynasty”, “TOERTO” and  ”WULIQIAO” brands are available in over two thousand styles, colors and size combinations. Currently, we have five principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, and (v) polished glazed tiles. Porcelain tiles are our best-selling products, accounting for over 66.4% of our total revenue in 2015.

Ceramic tiles are widely used in the PRC as a construction material for residential and commercial buildings. Ceramic tiles are used for flooring, interior walls for decorative purposes and on exterior siding due to their resistance to temperature, extreme environments, erosion, abrasion and discoloration for extended periods of time. Citigroup Global Markets reports that the PRC government has actively promoted the construction of affordable housing by ensuring that 77% of the new land made available was allocated to those in the low-income bracket, especially in Tier II and III cities. During the 11th National People’s Congress (NPC) relating to the central government’s draft 12th Five Year Plan (2011 - 2015), Premier Wen Jiabao pledged that the government will curb excessive housing price growth and provide enough affordable houses for needy residents. Premier Wen stated that, from 2011 to 2015, the country aims to build 36 million units of affordable housing covering 20 percent of the country’s households. In addition, the government recently released a statement stating that the greatest potential for expanding domestic demand and sustaining economic growth lies in urbanization. Since urbanization leads to new property development and construction, this could positively impact the Company’s business.

Our manufacturing facilities operated by Jinjiang Hengda Ceramics Co., Ltd. are located in Jinjiang, Fujian Province, and our manufacturing facilities operated by Jiangxi Hengdali Ceramic Materials Co., Ltd. are located in Gaoan, Jiangxi Province. Combined, these facilities currently provide an aggregate annual maximum production capacity of approximately 72 million square meters. However, due to current economic conditions, we are currently utilizing production facilities capable of producing 35 million square meters. We currently have fourteen production lines (7 of which were utilized as of the end of 2015), with each production line optimized to manufacture specific size ranges to maximize efficiency and output.

We primarily sell our products through an exclusive distributor network or directly to property developers. We have long-term relationships with our customers; most of our top ten customers in 2015 have been purchasing from us for over ten years. We have been in discussions with some large property developers in China to be their exclusive or primary provider of ceramic tiles and, although no arrangements or agreements have been entered into, we expect to enter into arrangements of that type in the foreseeable future.

We focus our research and development efforts on developing innovative and environmentally-friendly products. We own eighteen utility model patents. Our stringent tile management and marketing efforts have created a strong business reputation and high brand awareness as demonstrated by us receiving the “Chinese Well-Known Trademark” award from the Intermediate People’s Court of Xiangtan City and “Asia’s 500 Most Influential Brands 2014” award from the World Brand Laboratory.

Our Industry

We operate in the Chinese ceramic tile industry which is fragmented, highly competitive and closely tied to the PRC economy. Although there is little industry data available, management believes from its knowledge of other manufactures that it is one of the largest PRC-based manufacturers of ceramic tiles.

In 2015, China’s gross domestic product (GDP) totaled approximately $11.4 trillion and is the world’s second largest economy after the United States. Although 2015 GDP grew by 6.9% compared to 7.4% annual GDP growth in 2014, we believe that construction and real estate development will continue to be a key driver behind China’s GDP growth with property investment and related industries constituting a significant percentage of its GDP. Demand for ceramic tile product depends upon and directly correlates to activity in the construction and real estate development industries. The ceramic tile industry’s two primary markets in the PRC are residential construction applications and commercial construction applications.

We believe that China’s real estate sector has been under pressure due to speculative activities and government policies that restricted construction with the intent to rein in rising prices. However, the government has issued statements stating that the greatest potential for expanding domestic demand and sustaining economic growth lies in urbanization. Since urbanization leads to new property development and construction, this could positively impact our business.

We believe that the real estate and the construction and building materials sectors continue to be vital to sustaining China’s economy growth. In order to address the challenging market environment of 2015, the Chinese government has taken various actions to stimulate real estate development and home purchases. These include cutting benchmark interest rates five times last year, lowering the reserve requirement ratio for banks, lowering first home down payment ratios and cutting the minimum capital ratio for fixed asset investments to aid property developers. In addition, in early February of 2016, the Central Bank cut the minimum mortgage down payment for first-time buyers from 25% to 20% as a way to increase sales in third and fourth tier cities where inventories of unsold housing remain are at record levels. This is the third lowering of minimum mortgage down payment over the last year, each one of which has led to an increase in new home purchases. In late February of 2016, the Central Bank cut the reserve requirement ratio by 0.5% to 17% to encourage banks to increase their lending activities which could help to spur real estate activity. Although the Central Government’s measures have helped to sustain the real estate sector, there has been a substantial slowdown in construction activity, and it is not clear if supportive monetary and regulatory policies will continue for the remainder of 2016.

Commencing in the fourth quarter of 2012, we experienced challenging market conditions in China’s real estate and construction markets which resulted in a marked decrease in our sales volume of our ceramic tile products for the quarter. Beginning in December 2012, we began reducing the selling price of our ceramic tile products to be competitive in the market and to maintain market share. For fiscal 2013, our full year revenue was was down 35.4% as compared to fiscal 2012 full year revenue, resulting from a 24.8% decrease in the sales volume of our ceramic tiles and a 14.1% decline in our average selling price. In fiscal 2014, we believe that we had begun to emerge from the sector downturn that occurred in late 2012 due to challenging macroeconomic conditions. For fiscal 2014, our full year revenue increased 11.2% as compared to fiscal 2013 resulting from a 1.2% increase in the sales volume of our ceramic tiles and a 9.7% increase in our average selling price. However, for fiscal 2015, our full year revenue decreased 2.0% as compared to fiscal 2014 resulting from a 5.8% decrease in the sales volume of our ceramic tiles somewhat offset by a 4.2% increase in our average selling price. The decrease in revenue in fiscal 2015 as compared to fiscal 2014 was primarily due to a substantial decline in business activity in the fourth quarter of 2015 as compared to the fourth quarter of 2014. The Company’s sales volume of 6.7 million square meters represented a 13.0% reduction in sales volume from the 7.7 million square meters recorded in the fourth quarter of 2014. The average selling price in the fourth quarter of 2015 rose 0.3% as compared to the fourth quarter of 2014 as we have been able to retain our pricing power. The increase in average selling price in the fourth quarter of 2015 represents eight consecutive quarters of period over year-ago period growth in average selling price. However, business conditions have become very challenging since the beginning of 2016 as our backlog, which represents approximately the next two months of revenue as of the end of the fourth quarter, was RMB 66.8 million (US$ 10.3 million). This compares to a backlog of approximately RMB 137.0 million as of December 31, 2014, a year-over-year decrease of 51.2%.

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

Importance of distributors

The majority of exterior ceramic tile manufacturers do not have sufficient resources to provide their own sales coverage nationwide and rely heavily on local distributors with roughly 83% of total sales pushed through such channels. As competition has intensified, many manufacturers have started to bid directly to real-estate developers for large construction projects. Direct sales represented 17%, 18% and 15% of total sales in 2015, 2014 and 2013, respectively and market participants expect this share will continue to increase, placing a premium on a manufacturer’s internal sales force while requiring product lines with greater flexibility to meet direct customer demands.

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

China Ceramics’ Products

Currently, all of our products are exterior wall ceramic tiles.  We produce five types of ceramic tiles:

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

In fiscal 2015, we constructed a new production line to manufacture glazed brick ceramic tiles in our Hengdali facility, which we believe will be an attractive addition to our current product portfolio. This new product is engineered to be competitively-priced and a highly effective roofing solution for both high rise apartment buildings and housing projects, and it complements our existing ceramic tile building siding products.

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

Focus on Tier II and Tier III Cities

Because of recent efforts by the PRC government to tighten monetary policy and constrain real estate prices in the “Tier-I” cities such as Beijing, Shanghai, Shenzhen, and Guangzhou, we believe the outlook for our business has improved, given our concentration in Tier-II and Tier-III cities. Approximately 18.6% of our revenue in the year ended December 31, 2015 was from sales of our products for use in projects in Tier-I cities, and we expect any weakness in the Tier-I cities to be offset by continued demand growth in the Tier-II and Tier-III cities, driven by urbanization trends as well as by the PRC government’s commitment to low-income housing.

Long-Term Sales Relationships

We have established an extensive distributor network and long term customer relationships, where most of Hengda’s top ten customers in 2015 have been purchasing from us for over 10 years each.

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

Focus on Research and Development

We have devoted substantial resources to establishing research and development capabilities in an effort to improve our products and diversify our product mix. Our R&D team has developed over 2000 types of different product combinations. As of the date of this Annual Report, we own eighteen utility model patents. “Utility model patents” means any new technical solution relating to the shape, the structure, or their combination, of a product, which is fit for practical use. In addition, we were awarded a “High-tech Enterprise Certificate” in 2007 from Fujian Provincial Department of Science and Technology, affirming our innovations in the industry. As of December 31, 2015, our research and development team includes 20 employees and focuses on new products as well as developing energy and resource efficient production methods.

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

Quality Control & Assurance

The quality of our products is critical to our continued growth and success. In July 2002, our Hengda facility received ISO 9001:2000 accreditation, an international certification certificate, acknowledging our quality control process. Quality control procedures begin at the receipt of raw materials and continue throughout the manufacturing process ending with a final quality check prior to packaging. Our employees are required to undergo internal training regarding our quality control policies, targets and procedures, as well as production and processing techniques. As of December 31, 2015, our quality assurance team consisted of 72 members.

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

Customers, Sales & Marketing

We primarily sell our products through an exclusive distributor network or directly to property developers. Distributors are located in major cities such as Shanghai, Beijing, and Shenyang and second and third tier cities such as Chengdu, Haikou, Hefei, Tianjin, Wuhan and other rural areas in the PRC. We have long-term relationships with many of our customers; most of our top ten customers in 2015 have been purchasing from us for several years.

The following table sets forth revenues by geographic market and the related percentage for the years ended 2013, 2014 and 2015:

	2013		2014		2015
Geographic Market	RMB’000	Percentage	RMB’000	Percentage	RMB’000	Percentage
PRC	873,150	93.6%	966,255	93.2%	938,663	92.3%
Japan	7,421	0.8%	8,869	0.9%	9,619	0.9%
Burma	6,179	0.7%	7,384	0.7%	8,008	0.8%
India	5,944	0.7%	7,103	0.7%	8,025	0.8%
Korea	5,683	0.6%	6,792	0.7%	7,464	0.7%
Thailand	5,552	0.6%	6,634	0.6%	7,142	0.7%
Hong Kong	5,483	0.6%	6,552	0.6%	7,265	0.7%
Spain	3,886	0.4%	4,644	0.4%	5,024	0.5%
Turkey	3,890	0.4%	4,649	0.4%	5,290	0.5%
South Africa	3,794	0.4%	4,534	0.4%	5,090	0.5%
Sierra Leone	2,769	0.3%	3,309	0.3%	3,492	0.3%
Ghana	2,696	0.3%	3,221	0.3%	3,377	0.3%
Russia	2,321	0.2%	2,774	0.3%	2,939	0.3%
Morocco	2,266	0.2%	2,708	0.3%	3,078	0.3%
Great Britain	1,860	0.2%	2,223	0.2%	2,669	0.3%
Total	932,894	100%	1,037,651	100%	1,017,145	100%

Our top ten customers are set forth in the table below, and none of these customers individually accounted for more than 10% of our total revenue for the years ended December 31, 2013, 2014 and 2015.

The following table sets forth revenue for our major customers and the related percentage of our net revenue for the years 2013, 2014 and 2015.

	2013		2014		2015
Customer Name	RMB’000	Percentage	RMB’000	Percentage	RMB’000	Percentage
Foshan City Jundian Ceramics Co., Ltd.	69,113	7.4%	68,806	6.6%	67,941	6.7%
Liuzhou City Shengquanda Trading Co., Ltd.	28,179	3.0%	33,040	3.2%	30,151	3.0%
Fuzhou Chuanpin Materials Co., Ltd.	28,487	3.1%	37,423	3.6%	38,322	3.8%
Jiangxi Zhongshi Industry Co., Ltd.	27,803	3.0%	27,984	2.7%	30,657	3.0%
Chaozhou Chenqiao Jianxing Construction Materials Co., Ltd.	25,211	2.7%	-	-	29,393	2.9%
Chengdu City Dehui Construction Materials Co., Ltd.	26,229	2.8%	34,995	3.4%	32,646	3.2%
Shangrao New Fangyuan Materials Co., Ltd.	24,748	2.7%	32,980	3.2%	31,221	3.1%
Sichuan Heli Construction Materials Co., Ltd.	-	-	31,691	3.1%	31,760	3.1%
Nanjing Huli Construction Materials Co., Ltd.	-	-	27,906	2.7%	29,513	2.9%
Kunming Minhengda Trading Co. Ltd.	21,992	2.4%	31,767	3.1%	31,089	3.1%

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

In the future, we intend to participate in international trade fairs and seminars from time to time to promote our brand and products, and to establish a network with industry professionals outside the PRC. To augment our plan to expand our markets internationally, our products will also be advertised on and available to purchase on the Internet. As of December 31, 2015, our Sales and Marketing Department had 40 employees.

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

As of December 31, 2015, our backlog was RMB 66.8 million ($ 10.3 million) which represents approximately the next two months of revenue at the time, compared to a backlog of approximately RMB 137.0 million as of December 31, 2014.

Major Suppliers & Raw Materials

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

Our major suppliers for the last three years are set forth in the table below, and except for Jinjiang Xinao Gas Company Limited and Foshan City Sanshui Baoligao Inorganic Materials Co., Ltd., no suppliers accounted for more than 10% of our total purchases of raw materials and energy sources for the years ended December 31, 2013, 2014 and 2015. Our business or profitability is not materially dependent on any industrial, commercial or financial contract with any of our suppliers.

The following chart lists our major suppliers and the related percentage of our total purchases of raw materials and energy sources in fiscal years 2013, 2014 and 2015:

		2013		2014		2015
Supplier Name	Type	RMB’000	Percentage	RMB’000	Percentage	RMB’000	Percentage

Jinjiang Xinao Gas Company Limited	Gas			89,493	13.34%	94,257	10.51%
Foshan City Sanshui Baoligao Inorganic Materials Co., Ltd.	Color	64,848	10.51%	82,578	12.31%	80,644	9.00%
Fengxin Huafeng Ceramic Co., Ltd.	Clay	30,116	4.88%	48,465	7.22%	48,197	5.38%
Quanzhou Like Ceramic Materials Co., Ltd.	Color	36,770	5.96%	48,210	7.19%	50,332	5.61%
Foshan City Nanhai Huaxiong Ceramic Materials Co., Ltd.	Color	33,623	5.45%	44,427	6.62%	49,221	5.49%
Foshan City Sanshui Golden Eagle Inorganic Materials Co., Ltd.	Color	26,325	4.27%	39,090	5.83%	36,832	4.11%
Foshan City Nanhai Zhongtai Glaze Production Plant	Color	38,323	6.21%	35,944	5.36%	38,763	4.32%
Yongchun Junjie Mining Co., Ltd.	Coal	22,455	3.64%	33,942	5.06%	43,051	4.80%
Guangfeng Fangzhengfeikuang Co., Ltd.	Clay	21,622	3.50%	26,751	3.99%	30,292	3.82%
Fujian Nanping Minning Mining Exploitation Co., Ltd.	Clay	27,588	4.47%	18,889	2.82%	24,546	3.10%

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

Ourresearch and development costs were approximately RMB 1.1 million, RMB 1.3 million and RMB 1.1 million ($0.2million) for fiscal years 2013, 2014 and 2015. From time to time, we may enter into collaboration with other research institutes to develop new products or improve our production process. As of December 31, 2015, our R&D department had 20 employees.

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

Except as disclosed above, as of December 31, 2015, our business or profitability is not materially dependent on any other trademarks, copyrights, registered designs, patents, grant of licenses from third parties, new manufacturing processes or other intellectual property rights.

Environmental

We are subject to various environmental regulations with respect to noise and air pollution and discharge of hazardous materials. We are also subject to periodic inspection. Our Hengda facility obtained a Temporary Pollutant Discharge Permit (No.350582-2014-000260) granted by Jinjiang City Environmental Protection Bureau that will expire on May 1, 2016, and we are currently in the process of applying for the renewal of the permit. The permit is subject to annual renewal. We are currently in the process of applying for a Pollutant Discharge Permit for our Hengdali production facility. We are not subject to any pending actions of alleged violations of applicable PRC environmental laws. If the Pollutant Discharge Permit is not issued and Hengdali discharges pollutants, Hengdali may be warned, ordered to stop discharging pollutants, and/or fined by the environmental protection agency.

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

On February 6, 2015, we and the individual defendants reached an agreement in principle to settle the above-described cases as against all defendants and us in consideration of the payment by us of $850,000, consisting of a combination of cash and our common stock. The settlement is subject to the execution of a mutually acceptable settlement agreement and the approval of the settlement by the Court. A Stipulation of Settlement and related documents were subsequently filed with the court, and were revised on July 22, 2015. The settlement is subject to approval by the court. On September 1, 2015, the United States District Court for the Southern District of New York issued a preliminary approval order that among other things preliminarily approved the proposed settlement of the class action litigation. A final hearing was held on January 6, 2016, but the Court has not yet issued a final order approving the settlement.

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

Our Hengda facility obtained a Temporary Pollutant Discharge Permit (No.350582-2014-000260) granted by Jinjiang City Environmental Protection Bureau that will expire on May 1, 2016, and we are currently in the process of applying for the renewal of the permit. Hengdali is currently in the process of applying for a Pollutant Discharge Permit, and the environmental protection agency in Gaoan has accepted Hengdali’s application. If the Pollutant Discharge Permit is not issued and Hengdali discharges pollutants, Hengdali may be warned, ordered to stop discharging pollutants, and/or fined by the environmental protection agency.

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

The following chart illustrates China Ceramics’ organizational structure as of December 31, 2015:

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

The land-use rights of this workshop and the co-owned six buildings expire in 2055 and cover approximately 10,023 square meters. We also own land-use rights at two locations and seven buildings in Gaoan for office buildings, workshops, warehouses, and raw material yards and staff quarters. The land-use rights for these two facilities expire in 2058 and cover an aggregate of approximately 244,324 square meters.

We currently lease 17 properties in Jinjiang, Fujian Province in the PRC for various uses including warehouses, office space, workshops, staff quarters and stock yards. The lease terms range from three to five years.

As of December 31, 2015 our Hengda production facility in Jinjiang City, Fujian Province in the PRC, had a total gross floor area of approximately 140,000 square meters and employed 1,233 production personnel and our Hengdali production facility in Gaoan, Jiangxi Province in the PRC, has a total gross floor area of approximately 244,324 square meters and employed 332 production personnel. The Hengda facility consists of nine production lines with an annual production capacity of 42 million square meters. The Hengdali facility consists of five production lines with an annual production capacity of 30 million square meters of ceramic tiles. Historically, we have not experienced any form of disruption in our production facility.

Combined, these facilities currently provide an aggregate annual maximum production capacity of approximately 72 million square meters. However, due to current economic conditions, we are currently utilizing production facilities capable of producing 33 million square meters. We currently have sixteen production lines (7 of which were utilized at the end of 2015), with each production line optimized to manufacture specific size ranges to maximize efficiency and output.

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

In 2015, we began renovating the showroom in our Hengda facility (the Hengda Exhibition Hall) that is a valuable resource for the marketing and promotion of our extensive line of building material products. We believe that upgrading this showroom will enable us to continue to secure significant new contracts for our products, especially from larger property developers. Capital expenditures for the new renovations to the Hengda Exhibition Hall were RMB 3.9 million (US$ 0.6 million) in the third quarter of 2015 and RMB 6.6 million (US$ 1.0 million) in the fourth quarter of 2015, with no unpaid balances as of December 31, 2015. The total cost of the renovations, which were completed in the fourth quarter, was RMB 10.5 million (US$ 1.6 million).

We also constructed a new production line to manufacture glazed brick ceramic tiles in our Hengdali facility. Capital expenditures for the new line were RMB 18.6 million (US$ 2.9 million) in the third quarter of 2015 and RMB 130.1 million (US$ 20.1 million) in the fourth quarter of 2015, with no unpaid balances as of December 31, 2015. The total cost of the new production line was RMB 148.7 million (US$ 23.0 million).

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

China Ceramics, through our operating subsidiaries, is a leading PRC-based manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles, sold under the “HD” or “Hengda”, “HDL” or “Hengdeli”, “TOERTO” and “WULIQIAO” brands are available in over two thousand styles, colors and size combinations. Currently, we have five principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, and (v) polished glazed tiles. Porcelain tiles are our best-selling products, accounting for over 66.4% of our total revenue in 2015.

Combined, these facilities currently provide an aggregate annual maximum production capacity of approximately 72 million square meters. However, due to current economic conditions, in the fourth quarter of 2015, we utilized production facilities capable of producing 26 million square meters. We currently have sixteen production lines (nine of which were utilized at the end of 2015), with each production line optimized to manufacture specific size ranges to maximize efficiency and output.

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of and for the years ended December 31, 2013, 2014 and 2015 and has been prepared based on the consolidated financial statements of China Ceramics Co., Ltd. and its subsidiaries. The consolidated financial statements of China Ceramics Co., Ltd. and its subsidiaries have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, or “IASB.” The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments that have been measured at fair value.

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

Results of Operations

The following table sets forth our financial results for the years ended December 31, 2013, 2014 and 2015.

	Year Ended December 31,
RMB(‘000)	2013	2014	2015
Revenue	932,894	1,037,651	1,017,146
Cost of sales	(878,818)	(933,220)	(891,720)
Gross profit	54,076	104,431	125,426
Other income	656	429	707
Other expenses	(20,195)	(10,937)	(3,572)
Realized and unrealized fair value Gain/(loss) on derivative financial instruments	3,346	(59,477)	-
Selling and distribution expenses	(9,814)	(14,251)	(14,153)
Administrative expenses	(27,565)	(29,529)	(21,883)
Loss from asset devaluation	-	-	(421,641)
Finance costs	(4,201)	(4,556)	(4,043)
Loss before taxation	(3,697)	(13,890)	(339,159)
Income tax (expense)/income	1,665	(16,463)	(23,253)
Loss attributable to shareholders	(2,032)	(30,353)	(362,412)

Description of Selected Income Statement Items

Revenue .  We generate revenue from the sales of ceramic tiles, including porcelain tiles, glazed porcelain tiles, glazed tiles, rustic tiles and polished glazed tiles, net of rebates and discounts. For the past three fiscal years, the second and third calendar quarters have been the peak season of the property developing industry, and, therefore, our quarterly sales are usually highest from May to September compared to the rest of the year. In addition, we have observed lower sales between the months of January to March. This is because property developing activities are low due to the effects of cold weather and the PRC Spring Festival. For 2014, we attribute our increased revenues and improved gross profit margin to our increased selling prices. Beginning in December 2012, we began reducing the selling price of our ceramic tile products to be competitive in the market and to maintain market share. However, we raised our selling price on all of our products on July 1, 2014. The decrease in revenue in 2015 as compared to 2014 was primarily driven by a 5.7% decrease in our sales volume.

Cost of sales .  Cost of sales consists of costs directly attributable to production, including the cost of clay, color materials, glaze materials, coal, salaries for staff engaged in production activity, electricity, depreciation, packing materials, and related expenses.

The most significant factors that directly or indirectly affect our cost of sales are as follows:

•	Availability and price of clay;

•	Availability and price of coal; and

•	Availability and price of dyes; and

•	Price of energy.

Clay is a key material for making ceramic tiles, and accounted for approximately 23.5% of our cost of sales in 2015. Fujian and Jiangxi Provinces, where our production facilities are located, are the largest clay production areas in China and clay supply is stable and sufficient for our production and planned production.

Coal is another key material for making ceramic tiles on the natural gas conversion for the firing process. Coal accounted for approximately 14.5% of our cost of sales in the year ended December 31, 2015. We have long-term relationships with our coal suppliers. Prices of coal have experienced fluctuations in the past few years.

Dyes are another key material for making ceramic tiles, and accounted for approximately 29.9% of our cost of sales in the year ended December 31, 2015. A number of dyes are used in ceramic tiles, and the prices of different dyes have experienced fluctuations in the past few years.

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

Income taxes. Our subsidiaries in the PRC are subject to the PRC Enterprise Income Tax Law, and the applicable income tax rate pursuant to such law in the years ended December 31, 2013, 2014 and 2015 is 25%.

Results of Operations

Year ended 2015 compared to the year ended 2014

Revenue.  The following table sets forth the breakdown of revenue, by product categories, for fiscal years 2014 and 2015:

	December 31,
Revenue RMB (000)	2014	Percentage	2015	Percentage
Porcelain	703,575	67.81%	675,335	66.40%
Glazed Porcelain	44,093	4.25%	42,538	4.18%
Glazed	40,104	3.86%	47,467	4.67%
Rustic	100,512	9.69%	96,174	9.45%
Polished Glazed	149,367	14.39%	155,632	15.30%
Total	1,037,651	100.00%	1,017,146	100.00%

Revenue decreased by RMB 20.5 million, or 2.0%, to RMB 1,017.1 million ($ 157.0 million) in the year ended December 31, 2015, from RMB 1,037.7 million for the year ended December 31, 2014. The year-over-year decrease in revenue was primarily driven by a 5.7% decrease in our sales volume in 2015 as compared to 2014. Due to challenging market conditions in China, we expect a contraction in demand for the Company’s products in 2016, and expect that our revenue for first quarter of 2016 will experience a decrease of approximately 36% as compared to the first quarter of 2015, with a corresponding decrease in the cost of sales.

Porcelain tiles. Revenue from porcelain tiles decreased 4.0% from RMB 703.6 million for the year ended December 31, 2014 to RMB 675.3 million ($ 104.3 million) for the year ended December 31, 2015. The decrease was primarily attributable to an 8.3% decrease in our sales volume in 2015 as compared to 2014. Porcelain tiles for exterior walls are still our most popular product and have the largest market potential of all of our tiles. We expect porcelain tiles to continue to be our key product for the foreseeable future.

Glazed porcelain tiles. Revenue from glazed porcelain tiles decreased 3.5% from approximately RMB 44.1 million for the year ended December 31, 2014 to RMB 42.5 million ($ 6.6 million) for the year ended December 31, 2015. The decrease was mainly due to a 4.1% decrease in sales volume in 2015 as compared to 2014. Glazed porcelain tiles accounted for 4.2% of total sales for the year ended December 31, 2015 compared to 4.2% for the year ended December 31, 2014.

Glazed tiles. Revenue from glazed tiles increased 18.4% from RMB 40.1 million for the year ended December 31, 2014 to RMB 47.5 million ($ 7.3 million) for the year ended December 31, 2015. The increase was mainly due to a 16.1% increase in sales volume in 2015 as compared to 2014. As compared to our other products, glazed tiles have a lower average selling price (an RMB 22.8 per square meter in 2015). Glazed porcelain tiles accounted for 4.7% of total sales for the year ended December 31, 2015 compared to 3.9% for the year ended December 31, 2014.

Rustic tiles. Revenue from rustic tiles decreased 4.3% from RMB 100.5 million for the year ended December 31, 2014 to RMB 96.2 million ($ 14.8 million) for the year ended December 31, 2015 which was mainly due to a 4.6% decrease in sales volume in 2015 as compared to 2014. Rustic tiles accounted for 9.5% of total sales for the year ended December 31, 2015 from 9.7% for the year ended December 31, 2014. We have been promoting rustic tiles since we introduced them in 2007 and believe that rustic tiles will become a larger portion of our product mix due to its variety of patterns and textures.

Polished glazed tiles. Revenue from polished glazed tiles increased 4.2% from RMB 149.4 million for the year ended December 31, 2014 to RMB 155.6 million ($ 24.0 million) for the year ended December 31, 2015, mainly due to a 2.4% increase in sales volume in 2015 as compared to 2014 and a 1.7% increase in average sales price in 2015 as compared to 2014, to RMB 57.0 per square meter. We began selling polished glazed tiles in the second quarter of 2011. We believe that this product represents both a functional and cost-effective replacement for actual marble or stone materials used in a decorative fashion inside homes. The polished glazed tiles are of a larger size than our other tiles and we believe that demand for this series will increase in the future.

Cost of sales. The following table sets forth the breakdown of cost of sales, by product segment, for December 31, 2014 and 2015:

Cost of sales RMB (‘000)	2014	Percentage	2015	Percentage
Porcelain	628,185	67.31%	586,715	65.80%
Glazed Porcelain	43,946	4.71%	42,397	4.75%
Glazed	38,011	4.07%	45,193	5.07%
Rustic	90,263	9.68%	86,657	9.72%
Polished Glazed	132,815	14.23%	130,758	14.66%
Total	933,220	100.00%	891,720	100.00%

Cost of sales was RMB 891.7 million ($ 137.7 million) for the year ended December 31, 2015 compared to RMB 933.2 million for the year ended December 31, 2014, representing a decrease of RMB 41.5 million, or 4.5%. The decrease in cost of sales was primarily due to a 5.7% decrease in our sales volume in 2015 as compared to 2014.

Gross profit. The following table sets forth the breakdown of our gross profit and gross profit margin, by product segment, for December 31, 2014 and 2015:

	December 31,
	2014		2015
RMB (‘000)	Gross Profit	Profit Margin	Gross Profit	Profit Margin
Porcelain	75,390	10.72%	88,620	13.12%
Glazed Porcelain	147	0.33%	141	0.33%
Glazed	2,093	5.22%	2,274	4.79%
Rustic	10,249	10.20%	9,517	9.90%
Polished Glazed	16,552	11.08%	24,874	15.98%
All products	104,431	10.06%	125,426	12.33%

Our gross profit increased 20.1% or RMB 21.0 million from RMB 104.4 million for the year ended December 31, 2014 to RMB 125.4 million ($ 19.4 million) for the year ended December 31, 2015. Our gross profit margin was increased from 10.1% for the year ended December 31, 2014 to 12.3% for the year ended December 31, 2015. The year-over-year increase in gross profit margin was primarily driven by more effective control of labor costs.

Administrative expenses. Administrative expenses were RMB 21.9 million ($ 3.5 million) for the year ended December 31, 2015, compared to RMB 29.5 million for the year ended December 31, 2014, representing a decrease of RMB 7.6 million, or 25.9%. The year-over-year increase in administrative expenses was primarily due to a decrease in audit fee from RMB 6.2 million for the year ended December 31, 2014 to RMB 0.9 million ($ 0.1 million) for the year ended December 31, 2015 and a decrease in counsel fee from RMB 2.2 million for the year ended December 31, 2014 to RMB 0.3 million ($ 0.1 million) for the year ended December 31, 2015.

Finance costs. Finance costs decreased 11.3% or RMB 0.6 million from RMB 4.6 million for the year ended December 31, 2014 to RMB 4.0 million ($ 0.6 million) for the year ended December 31, 2015. The year-over-year decrease in finance costs resulted from a decrease in interest expenses of RMB 0.6 million from RMB 4.6 million for the year ended December 31, 2014 to RMB 4.0 million ($ 0.6 million) for the year ended December 31, 2015.

Realized and Unrealized Fair Value Loss on Derivative Financial Instruments. The realized and unrealized fair value loss on derivative financial instruments was nil for the year ended December 31, 2015 compared to RMB 59.5 million ($ 9.6 million) for the year ended December 31, 2014. During the second quarter of 2013 and the first quarter of 2014, we entered into certain foreign currency transaction agreements with Taishin International Bank for investment purposes. The agreements meet the definition of a derivative: no initial net investment; value changes in response to the change of exchange rate (US$ versus RMB); and the agreements are settled at a future date. In July 2014, our Chief Executive Officer and the Company’s largest shareholder, and an affiliate of our Chief Executive Officer, agreed to assume these agreements. As a result, after July 31, 2014, we are no longer required to fund any losses related to these agreements, and will neither suffer any future liabilities arising under those agreements nor realize any benefits arising under those agreements.

Loss from Asset Devaluation. The loss from asset devaluation resulting from an impairment of non-current assets was RMB 421.6 million ($66.5 million) for the year ended December 31, 2015 due to decelerating growth in China and an expected contraction in the demand for the Company’s products. A loss from asset devaluation as a result of an impairment of assets did not occur for the year ended December 31, 2014.

Other expenses. Other expenses decreased 67.0% or RMB 7.3 million from RMB 10.9 million for the year ended December 31, 2014 to RMB 3.6 million ($0.6 million) for the year ended December 31, 2015. In 2014, loss on diposal of property, plant and equipment was RMB 3.5 million. Other expenses in 2014 included the provision for a litigation claim of RMB 5.3 million relating to the settlement of the outstanding class action litigation. Other expenses in 2015 mainly included the business tax of RMB 1.7 million for related party loans and exchange loss of RMB 1.7 million.

Loss before taxation. Loss before taxation increased 2,440% from RMB 13.9 million for the year ended December 31, 2014 to RMB 339.2 million ($ 52.4 million) for the year ended December 31, 2015. The increase in loss before taxation was mainly due to the impairment of non-current assets of RMB 421.6 million (US$ 66.5 million) in the fourth quarter of 2015. We had an increase in profit from operations of RMB 95.9 million in 2015 as compared to 2014, from a loss of RMB 9.3 million for the year ended December 31, 2014 to a profit of RMB 86.5 million ($ 13.4 million) for the year ended December 31, 2015.

Income taxes. We incurred an income tax expense of RMB 23.3 million ($ 3.6 million) for the year ended December 31, 2015 compared to an income tax expense of RMB 16.5 million for the year ended December 31, 2014, representing an increase in expenses of RMB 6.8 million. Our PRC statutory enterprise income tax rate was 25% for the years ended December 31, 2015 and 2014. Excluding the loss of our BVI holding company and Hong Kong incorporated subsidiary, our effective tax rates for 2015 were 25.4%.

Loss attributable to shareholders. Loss attributable to shareholders increased approximately RMB 332.1 million or 12 times from RMB 30.3 million for the year ended December 31, 2014 to RMB 362.4 million ($ 56.1 million) for the year ended December 31, 2015. The year-over-year increase in loss attributable to shareholders was primarily caused by the impairment of non-current assets.

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

Revenue increased by RMB 104.8 million, or 11.2%, to RMB 1,037.7 million in the year ended December 31, 2014, from RMB 932.9 million for the year ended December 31, 2013. The year-over-year increase in revenue was primarily driven by a 9.7% increase in our average selling price in 2014 as compared to 2013 (RMB 29.5 per square meter for 2014 compared to RMB 26.9 per square meter for 2013), which we view as reflective of our market positioning and the modestly improved macroeconomic conditions during 2014 relative to the downturn in our sector that occurred in late 2012.

Porcelain tiles. Revenue from porcelain tiles increased 9.3% from RMB 643.8 million for the year ended December 31, 2013 to RMB 703.6 million for the year ended December 31, 2014. The increase was primarily attributable to an increase in the average selling price. The average selling price increased by 7.4% to RMB 26.2 per square meter for the year ended December 31, 2014 from an average selling price of RMB 24.4 per square meter for the year ended December 31, 2013. Porcelain tiles for exterior walls are still our most popular product and have the largest market potential of all of our tiles. We expect porcelain tiles to continue to be our key product for the foreseeable future.

Glazed porcelain tiles. Revenue from glazed porcelain tiles decreased 20.0% from approximately RMB 55.1 million for the year ended December 31, 2013 to RMB 44.1 million for the year ended December 31, 2014. The decrease was mainly due to a decrease in sales volume. The sales volume decreased by 25% or 0.5 million square meters to approximately 1.6 million square meters for the year ended December 31, 2014 from 2.1 million square meters for the year ended December 31, 2013. Glazed porcelain tiles accounted for 4.2% of total sales for the year ended December 31, 2014 compared to 5.9% for the year ended December 2013.

Glazed tiles. Revenue from glazed tiles decreased 10.6% from RMB 44.8 million for the year ended December 31, 2013 to RMB 40.1 million for the year ended December 31, 2014. The decrease was mainly due to a decrease in sales volume. The sales volume decreased by 13.7% or 0.3 million square meters to approximately 1.8 million square meters for the year ended December 31, 2014 from 2.1 million square meters for the year ended December 31, 2013. Among our other products, glazed tiles have a lower average selling price of RMB 22.3 in 2014. Glazed porcelain tiles accounted for 3.9% of total sales for the year ended December 2014 compared to 4.8% for the year ended December 31, 2013.

Rustic tiles. Revenue from rustic tiles decreased 13.7% from RMB 116.5 million for the year ended December 31, 2013 to RMB 100.5 million for the year ended December 31, 2014 which was mainly due to a decrease of sales volume. The sales volume decreased by 17.4% or 0.5 million square meters to approximately 2.2 million square meters for the year ended December 31, 2014 from 2.7 million square meters for the year ended December 31, 2013. Rustic tiles accounted for 9.7% of total sales for the year ended December 31, 2014 from 12.5% for the year ended December 31, 2013. We have been promoting rustic tiles since we introduced them in 2007 and believe that rustic tiles will become a larger portion of our product mix due to its variety of patterns and textures.

Polished glazed tiles. Revenue from polished glazed tiles increased 105.7% from RMB 72.6 million for the year ended December 31, 2013 to RMB 149.4 million for the year ended December 31, 2014, mainly due to an increase in sales volume. The sales volume increased by 100.4% or 1.3 million square meters to approximately 2.6 million square meters for the year ended December 31, 2014 from 1.3 million square meters for the year ended December 31, 2013. We began selling polished glazed tiles in the second quarter of 2011. We believe that this product represents both a functional and cost-effective replacement for actual marble or stone materials used in a decorative fashion inside homes. The polished glazed tiles are of a larger size than our other tiles and we believe that demand for this series will increase in the future.

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

Cost of sales was RMB 933.2 millionfor the year ended December 31, 2014 compared to RMB 878.8 million for the year ended December 31, 2013, representing an increase of RMB 54.4 million, or 6.2%. The increase in cost of sales was primarily due to the increase in raw material costs and costs of energy source.

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

Our gross profit increased 93.1% or RMB 50.3 million from RMB 54.1 million for the year ended December 31, 2013 to RMB 104.4 million for the year ended December 31, 2014. Our gross profit margin was increased from 5.8% for the year ended December 31, 2013 to 10.1% for the year ended December 31, 2014. The year-over-year increase in gross profit margin was primarily driven by an increase in the selling prices of our products since the third quarter of 2014.

Administrative expenses. Administrative expenses were RMB 29.5 million for the year ended December 31, 2014, compared to RMB 27.6 million for the year ended December 31, 2013, representing an increase of RMB 1.9 million, or 7.1%. The year-over-year increase in administrative expenses was primarily due to the increase in audit fees and lawyer fees related to the regaining of compliance with the Nasdaq requirments and the outstanding class action litigation.

Finance costs. Finance costs increased 8.5% or RMB 0.4 million from RMB 4.2 million for the year ended December 31, 2013 to RMB 4.6 million for the year ended December 31, 2014. The year-over-year increase in finance costs was resulted from the increase in interest paid on bank borrowings outstanding in 2014.

Realized and Unrealized Fair Value Loss on Derivative Financial Instruments. The realized and unrealized fair value loss on derivative financial instruments was RMB 59.5 million for the year ended December 31, 2014 as compared to a realized and unrealized fair value gain of RMB 3.3 million for the year ended December 31, 2013. During the second quarter of 2013 and the first quarter of 2014, we entered into certain foreign currency transaction agreements with Taishin International Bank for investment purposes. The agreements meet the definition of a derivative: no initial net investment; value changes in response to the change of exchange rate (US$ versus RMB); and the agreements are settled at a future date. In July 2014, our Chief Executive Officer and the Company’s largest shareholder, and an affiliate of our Chief Executive Officer, agreed to assume these agreements. As a result, after July 31, 2014, we are no longer required to fund any losses related to these agreements, and will neither suffer any future liabilities arising under those agreements nor realize any benefits arising under those agreements.

Other expenses. Other expenses decreased 45.8% or RMB 9.3 million from RMB 20.2 million for the year ended December 31, 2013 to RMB10.9 million for the year ended December 31, 2014. In 2013, we disposed of old equipment at our Hengda facility resulting in an expense of RMB 18.9 million. In 2014, loss on diposal of property, plant and equipment was RMB 3.5 million. Other expenses in 2014 included the provision for a litigation claim of RMB 5.3 million relating to the settlement of the outstanding class action litigation.

Loss before taxation. Loss before taxation increased 275.7% from RMB 3.7 million for the year ended December 31, 2013 to RMB 13.9 million for the year ended December 31, 2014. The increase in loss before taxation was mainly due to realized and unrealized fair value loss on derivative financial instruments of RMB 59.5 million, as opposed to a gain of RMB 3.3 million in 2013. During the second quarter of 2013 and the first quarter of 2014, we entered into certain foreign currency transaction agreements with Taishin International Bank for investment purposes. The agreements meet the definition of a derivative: no initial net investment; value changes in response to the change of exchange rate (US$ versus RMB); and the agreements are settled at a future date. In July 2014, our Chief Executive Officer, the Company’s largest shareholder, and an affiliate of our Chief Executive Officer, agreed to assume these agreements. As a result, after July 31, 2014, we were no longer required to fund any losses related to these agreements, and will neither suffer any future liabilities arising under those agreements nor realize any benefits arising under those agreements.

Income taxes. We incurred an income tax expense of RMB 16.5 million for the year ended December 31, 2014 compared to an income tax credit of RMB 1.7 million for the year ended December 31, 2013, representing an increase in expenses of RMB 18.1 million. Our PRC statutory enterprise income tax rate was 25.0% for the years ended December 31, 2014 and 2013. Excluding the loss of our BVI holding company and Hong Kong incorporated subsidiary, our effective tax rates for 2014 were 25.4%. The tax credit in 2013 was related to over-provision of PRC income tax in prior years of RMB2.9 million, offset by withholding tax on profits retained by our PRC subsidiary of RMB1.2 million.

Loss attributable to shareholders. Loss attributable to shareholders increased approximately RMB28.3 million or 14 times from RMB 2.0 million for the year ended December 31, 2013 to RMB 30.3 million for the year ended December 31, 2014. The year-over-year increase in loss attributable to shareholders was primarily caused by the increase in fair value loss on derivative financial instruments of RMB 62.8 million in 2014 and the increase in income tax expenses of RMB18.1 million, offset by an increase in gross profit of RMB50.4 million.

Liquidity and Capital Resources

The following table presents a summary of our cash flows and beginning and ending cash balances for the years ended December 31, 2013, 2014 and 2015:

	Year Ended December 31,
RMB(‘000)	2013	2014	2015
Net cash generated from operating activities	52,115	22,717	161,982
Net cash used in investing activities	(128,664)	12,991	(176,742)
Net cash (used in)/generated from financing activities	15,990	(3,402)	(47,508)
Net cash flow	(60,559)	32,306	(62,268)
Cash and cash equivalents at beginning of year	89,448	28,848	61,155
Effect of foreign exchange rate differences	(41)	1	1,627
Cash and cash equivalents at end of year	28,848	61,155	514

We have historically financed our liquidity requirements mainly through operating cash flow, bank loans and issuance of new shares. We believe that we will generate sufficient cash from operations to meet our needs for the next twelve months.

Cash flows from operating activities.

Cash flows from operating activities. Our net cash generated from operating activities was RMB 162.0 million ($ 25.0 million) for the year ended December 31, 2015, an increase of RMB 139.3 million, or 613.0%, from RMB 22.7 million net cash generated from operating activities for the same period in 2014. The year-over-year increase was mainly due to an increase in impairment of non-current assets and a decrease in trade receivables in 2015. We had a cash inflow for trade receivables of RMB 40.0 million ($ 6.2 million) and a decrease in inventories of RMB 16.2 million ($ 2.5 million) in 2015. In 2014, we had a cash outflow for trade receivables of RMB 58.9 million and a cash outflow for trade payable of RMB 30.4 million.

Our net cash generated from operating activities was RMB 22.7 million for the year ended December 31, 2014, a decrease of RMB 29.4 million, or 56.4%, from RMB 52.1 million net cash generated from operating activities in 2013. The year-over-year decrease was mainly due to an increased level of trade receivables and a decrease in trade payables from 2014. We had a cash outflow for trade receivables of RMB 58.9 million and a cash outflow for trade payables of RMB 30.4 million in 2014. In 2013, we had a cash outflow for trade receivables of RMB 35.1 million and a cash inflow for trade payables of RMB 37.4 million. The year over year decrease was partially offset by an increase in accrued liabilities, other payables and amounts due to related parties. We have a cash inflow for this liabilities and payables of RMB 28.8 million in 2014 compared to a cash outflow of RMB 11.1 million in 2013.

Inventory and Accounts Receivable.

Our inventory turnover rate decreased from 3.65 times in 2012 to 2.94 times for the year ended December 31, 2013, further decreased to 2.92 times for the year ended December 31, 2014 and was 2.78 for the year ended December 31, 2015. Based on our historical experience, except for the RMB 2.4 million and RMB 7.7 million ($ 1.2 million) of inventory that was impaired for the years ended December 31, 2014 and 2015, respectively, we believe that the value of our current inventories is realizable.

The average number of days in which we received payment on our trade receivables, net of value-added tax, was increased from 100 days in 2012 to 158 days for the year ended December 31, 2013, decreased to 156 days for the year ended December 31, 2014 and was 163 for the year ended December 31, 2015. Since the end of 2012, we had extended the collection period from 90 days to 150 days to address funding pressures of our distributors. Other customers were granted a credit period of 90 days in 2013 and 2012, and extended to 120 days beginning in 2014. Based on our historical experience and current operation, we believe that all our trade receivables are collectable in full.

Cash flows from investing activities.

Net cash used in investing activities in the year ended December 31, 2015 was RMB 176.7 million ($ 27.3 million), compared to RMB 13.0 million of net cash generated from investing activities in the same period of 2014. The investing cash outflows in 2015 were primary caused by the acquisition of property, plant and equipment.

Net cash generated from investing activities in the year ended December 31, 2014 was RMB 13.0 million, compared to RMB 128.7 million of net cash used in investing activities in the same period of 2013. The investing cash inflows in 2014 were primary caused by the proceeds from disposal of property, plant and equipment of Hengda.

Cash flows from financing activities.

For the year ended December 31, 2015, net cash used in financing activities was RMB 47.5 million ($ 7.3 million), primarily due to the net repayment of bank borrowings, compared to net cash used in financing activities of RMB 3.4 million for the same period of 2014.

For the year ended December 31, 2014, net cash used in financing activities was RMB 3.4 million ($0.5 million), primarily due to the net repayment of bank borrowings, compared to net cash generated from financing activities of RMB 16.0 million for the same period of 2013.

The major sources of our liquidity for fiscal year 2013, 2014 and 2015 were cash generated from operations and bank borrowings. The cash generated in 2015 was primarily due to the cash generated from operating activities of RMB 162.0 million ($ 25.0 million), offset primarily by acquisition of property, plant and equipment and repayment of bank loans. The cash generated in 2014 was primarily due to the cash generated from operating activities of RMB 22.7 million and the cash generated from investing activities of RMB 13.0 million, offset primarily by repayment of bank loans. The cash generated in 2013 was primarily due to the cash generated from operating activities of RMB 52.1 million and net new bank borrowings of RMB 40.0 million, offset primarily by the cash payment of RMB 97.1 million for the acquisition of property, plant and equipment for the Hengdali facility and Hengda facility, increase in restricted cash of RMB 37.4 million, a deposit to our transfer agent for dividend payment of RMB 11.8 million and a payment of RMB 11.8 million for dividends.

Cash and bank balances were RMB 0.5 million ($ 0.1 million) as of December 31, 2015, as compared to RMB 61.2 million as of December 31, 2014, and RMB 28.8 million at December 31, 2013.

As of December 31, 2015, our total outstanding bank loans amounted to RMB 40.1 million ($ 6.2 million) with interest rates in the range of 2.57% to 3.17% per annum and maturity dates in the range of January 4, 2016 to January 27, 2016.

Operating lease commitments totaled RMB 61.4 million ($ 10.8 million) as of December 31, 2015.

Operating lease commitments totaled RMB 6.1 million ($1.0 million) as of December 31, 2014.

There were no capital commitments as of December 31, 2015.

There were commitments for advertising and insurance expenditure totaling RMB 5.6 million ($ 0.5 million) as of December 31, 2015.

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

We have sufficient raw materials to support, on average, three weeks of production at any point in time. This helps to minimize any potential delays in our production process which may arise due to insufficient raw materials. Our production of ceramic tiles is based on customers’ orders. In doing so, we minimize storage space and maintain a relatively low inventory level of finished products. The inventory turnover in 2015 stayed stable as compared with that in 2014, but increased as compared with 2013. Our inventory turnover for the years ended 2013, 2014 and 2015 are as follows:

	FY2013	FY2014	FY2015
Inventories (RMB’000)	307,436	330,763	306,853
Inventory turnover (days) (1)	124	125	131

(1)	The average inventory turnover is computed based on the formula: (simple average opening and closing inventories balance in a financial year / cost of sales) × 365 days.

In December 2012, the Company launched a sales promotion which decreased some of the selling prices of the products, resulting in the carrying value of some of its inventory being higher than their net realizable value. Provision for the declines in the value of inventory for the years ended December 31, 2013, 2014 and 2015 was RMB 23,414,000, RMB 2,438,000 and RMB 7,667,000 ($ 1.2 million), respectively, and was primarily charged to Cost of Sales.

Credit Management

Credit terms to our customers

We typically extend credit terms of approximately 90 days to our customers. We will grant credit terms based on the reputation, creditworthiness, size of orders, payment records and number of years we have done business with the customer. We do not have a goods return policy. Considering the challenging market conditions in China’s real estate industry, we extended the collection period to 150 days to address funding pressures of our distributors since the year ended December 31, 2012. Other customers were granted a credit period of 90 days in the years ended December 31, 2013 and 2012 and extended to 120 days in the year ended December 31, 2014.

Personnel from our sales and marketing department typically conduct visits to new customers to evaluate their credit worthiness before entering into any arrangements with them. In addition, as Hengda was awarded the top 500 brand, we increased the deposit required from new distributors from RMB 0.4 million to RMB 1.0 million.

Our average trade receivables’ turnover days in the three years ended December 31, 2015 were as follows:

	FY2013	FY2014	FY2015
Trade receivables (RMB’000)	490,989	549,925	509,903
Trade receivables turnover (days) (1)	158	156	163

(1)	The average trade receivables’ turnover is computed based on the formula: (simple average opening and closing trade receivables balance, net of value-added tax in a financial year/revenue) × 365 days.

Credit terms from our suppliers

Our typical credit terms from our major suppliers are from 1 to 4 months after the raw materials have been delivered. Our average trade payables’ turnover days in the last three years ended December 31, 2015 were as follows:

	FY2013	FY2014	FY2015
Trade payables (RMB’000)	152,572	122,168	110,267
Trade payables turnover (days) (1)	68	64	70

(1)	The average trade payables’ turnover is computed based on the formula: (simple average opening and closing trade payables balance, net of value-added tax in a financial year / purchases ) × 365 days.

Trade payables turnover, net of value-added tax, was 70 days as of December 31, 2015 compared with 64 days as of December 31, 2014. The year-over-year increase in trade payable turnover days resulted from a 9.4% decrease in material purchases from RMB 671.0 million for the year ended December 31, 2014 to RMB 610.0 million ($ 94.2 million) for the year ended December 31, 2015. The average turnover days were within the Company’s normal credit period.

Capital Expenditures

Our capital expenditures primarily consist of expenditures on property, plant and equipment.

Capital expenditures on property, plant and equipment was RMB 164,7 million for the year ended December 31, 2015, compared to no capital expenditures for the same period in 2014. In 2015, we began renovating our showroom in our Hengda facility (the Hengda Exhibition Hall) that is a valuable resource for the marketing and promotion of our extensive line of building material products, of the total cost of which was RMB 10.5 million (US$ 1.6 million). We are also constructing a new production line to manufacture glazed brick ceramic tiles in our Hengdali facility, which we believe will be an attractive addition to our current product portfolio. The total cost of the project was RMB 148.7 million (US$ 23.0 million).

We had no capital expenditures on property, plant and equipment for the year ended December 31, 2014 compared to RMB 97.1 million for the same period in 2013.

Contractual Obligations

Our contractual obligations consist mainly of debt obligations, operating lease obligations and other purchase obligations and commitments, and will be paid off with our cash flow from operations. The following table sets forth a breakdown of our contractual obligations (including both interest and principal cash flows) as of December 31, 2015:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term debt obligations (1)	40,085	40,085	-	-	-
Operating purchase obligations (2)	61,401	13,902	23,750	23,749	-
Other obligations (3)	5,584	2,941	2,643	-	-
Total	107,070	56,928	26,393	23,749	-

(1)	Amounts represent principal and interest cash payments over the life of the bank loans, including anticipated interest payments that are not recorded in the financial statements as of December 31, 2015.

(2)	We lease plant buildings, production factories, warehouses and employees’ hostel from non-related parties under non-cancellable operating lease arrangements.

(3)	Includes advertising and insurance expenditure contracted but not provided for in the financial statements as of December 31, 2015

The following table sets forth further details regarding our loans outstanding as of December 31, 2015:

Short-term debt obligations:	Amount of loans RMB’000	Interest rates (p.a)
China Citic Bank	-	-
Taishin International Bank	40,076	2.57%-3.17%

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

Our research and development expenses were approximately RMB 1.1 million, RMB 1.3 million and RMB 1.1 million ($ 0.2 million), for fiscal years 2013, 2014 and 2015. From time to time, we may enter into collaboration with other research institutes to develop new products or improve our production process.

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

As of December 31, 2015, our backlog was RMB 66.8 million ($10.3 million) which represents approximately the next two months of revenue at the time, compared to a backlog of approximately RMB 137.0 million on December 31, 2014, a year-over-year decrease of 51.2%.

Dividends

We paid a cash dividend of $0.10 per share each on July 13, 2013 and January 14, 2014 to our shareholders, which totaled $4.1 million (equivalent to RMB 24.9 million gross, RMB23.66 million net of 5% PRC withholding tax). In 2014, we paid a cash dividend of $0.0125 per share each on July 14, 2014 and January 14, 2015 to our shareholders, which totaled $0.5 million (equivalent to RMB 3.2 million gross, RMB 3.0 million net of 5% PRC withholding tax). We have not paid any dividends since January 2015.

Off-Balance Sheet Arrangements

We do not have any outstanding off-balance arrangements and have not entered into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

Impact of Inflation

The general annual inflation rate in China was approximately 2.6% in 2013, 2.0% in 2014 and 1.44% in 2015, according to the National Bureau of Statistics. Our results of operations may be affected by inflation, particularly rising prices for energy, labor costs, raw materials and other operating costs. See “Item 3. Key Information — Risk Factors — Risks relating to our business — If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.”

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

Our exposure to these financial risks increased substantially during 2013 and 2014 due to the our execution of the foreign currency forward contracts. However, in July 2014 those contracts were assumed by an affiliate of our Chairman and we was released from the liabilities that it incurred under those contracts. We do not intend to enter into similar contracts in the future.

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

Cash and bank balances

Our bank deposits are placed with reputable banks in the PRC, Hong Kong and the United States. The credit exposure of our cash and bank balances (including restricted cash) as of December 31, 2013, 2014 and 2015 were RMB 66,207,000, RMB 90,027,000 and RMB 42,186,000, respectively.

Trade receivables

Our objective is to seek continual growth while minimizing losses incurred due to increased credit risk exposure.

We have significant concentration of credit risk as the Company’s top three largest trade receivables represent approximately 15%, 17% and 16%of the trade receivable balance as of December 31, 2013, 2014 and 2015, respectively. Our five largest trade receivables represent approximately 21%, 25% and 22% of the trade receivable balance as of December 31, 2013, 2014 and 2015, respectively.

Our exposure to credit risks is influenced mainly by the individual characteristics of each customer. We typically give the existing customers credit terms of approximately 120 days to 150 days. In deciding whether credit shall be extended, we will take into consideration factors such as the relationship with the customer, its payment history and credit worthiness. In relation to new customers, the sales and marketing department will prepare credit proposals for approval by the Chief Executive Officer.

We perform ongoing credit evaluation of our customers’ financial condition and require no collateral from our customers. The provision for impairment loss for doubtful debts is based upon a review of the expected collectability of all trade and other receivables.

The credit exposure of our trade receivables as of December 31, 2013, 2014 and 2015 was RMB 490,989,000, RMB549,925,000 and RMB 509,903,000, respectively.

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

The table below summarizes the maturity profile of the liabilities based on contractual undiscounted payments:

	As of December 31, 2015
	Within 1 year	More than 1 year but less than3 years	Total
	RMB’000	RMB’000	RMB’000
Trade payables	110,267	-	110,267
Amounts owed to related parties	33,963	-	33,963
Interest-bearing bank borrowings(1)	40,085	-	40,085
Total	184,315	-	184,315

(1)	Includes contractual interest payments

We intend to ensure that there are adequate funds to meet all its obligations in a timely and cost-effective manner. We intend to maintain sufficient level of cash and cash equivalents and have available an adequate amount of committed credit facilities from financial institutions to meet our liquidity requirements in the short and longer term.

(iii) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of our financial instruments will fluctuate because of changes in market interest rates.

Our exposure to interest rate risk arises primarily from our interest-bearing bank deposits and borrowings. As of December 31, 2015, RMB 40,076 million ($6,187 million) were on a variable rate basis.

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

At December 31, 2015, if average interest rate on our variable-rate bank borrowings had been 50 basis point higher/lower, loss before tax for the year ended December 31, 2015 would have been increased/decreased by RMB 200,000/RMB 200,000 (2014: decreased/increased loss before tax by approximately RMB 374,000 /RMB 374,000, 2013: decreased/increased loss before tax by approximately RMB 448,000 /RMB 448,000).

(iv)Foreign currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk arises when transactions are denominated in foreign currencies.

Our operations are primarily conducted in the PRC. All the sales and purchases transactions are denominated in RMB. As such, the operations are not exposed to exchange rate fluctuation.

As at December 31, 2013, 2014 and 2015, nearly all of our monetary assets and monetary liabilities were denominated in RMB except that as of December 31, 2015, certain bank balances, bank borrowings and other payables were denominated in US dollars.

During 2013 and 2014, we entered into foreign currency forward contracts for investment purposes. The net fair value of foreign exchange forward contracts entered into by us at December 31, 2013 was RMB44,000 and have been recognized as derivative financial instruments. On July 31, 2014, Sound Treasure Limited, our largest shareholder and an affiliate of our Chief Executive Officer, entered into a three party agreement (the “Novation”) with the financial institution that originated the foreign currency transaction agreements and us. Under the Novation, Sound Treasure Limited assumed these agreements and all assets (mainly deposits placed with the financial institution) and all existing and future liabilities arising under these agreements, and we were released from the liabilities arising under the foreign currency transaction agreements after July 31, 2014.

Critical Accounting Policies and Judgment

Our consolidated financial statements are prepared in accordance with IFRS including related interpretations as issued by the IASB, and have been consistently applied throughout the years ended December 31, 2013, 2014, and 2015. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates and judgments are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may materially differ from these estimates under different assumptions or conditions.

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

All of our leases are operating leases for the years ended December 31, 2015, 2014 and 2013.

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

Impairment loss recognized in respect of property, plant and equipment

As of December 31, 2015, the carrying amount of property, plant and equipment was approximately RMB814,980,000 (2014: RMB718,418,000; 2013: RMB802,578,000). At the end of the reporting period, the Company assessed the recoverable amount of property, plant and equipment, and determined that carrying amount was impaired by RMB 405,125,000 (2014: nil, 2013: nil). Determining whether property, plant and equipment are impaired requires an estimation of the recoverable amount of the property, plant and equipment. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of land use rights

As of December 31, 2015, the carrying amount of land use rights was approximately RMB28,590,000 (2014:RMB29,259,000 ; 2013: RMB29,929,000). At the end of the reporting period, the Company assessed the recoverable amount of land use right, and determined that carrying amount was impaired by RMB 12,781,000 (2014: nil, 2013: nil). Determining whether land use rights are impaired requires an estimation of the recoverable amount of the land use rights. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires us to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. We performed goodwill impairment test annually. The goodwill of the Company was impaired by RMB 3,735,000 (2014: nil, 2013: nil).

Income tax

We have exposure to income taxes in the PRC. Significant judgment is required in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. We recognize liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The carrying amounts of our income tax payable as of December 31, 2015, 2014 and 2013 were RMB 5,293,000, RMB 2,772,000, and RMB 1,520,000, respectively.

Impairment of trade receivables

We assess the collectability of trade receivables. This estimate is based on the credit history of our customers and the current market condition. We assess the collectability of trade receivables at the balance sheet date and make the provision, if any. The identification of doubtful debts requires the use of judgment and estimates. Judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness, past collection history of each customer and on-going dealings with them. Where the expectation is different from the original estimate, such difference will impact the carrying value of trade and other receivables and doubtful debts expenses in the period in which such estimate has been changed. The carrying amounts of our trade receivables as of December 31, 2015, 2014 and 2013 were RMB 509,903,000, RMB 549,925,000 and RMB 490,989,000, respectively. If the financial condition of a customer deteriorates, resulting in an impairment of their ability to make payments, we may be required to make provision for such impairment in our financial statements.

Net realizable value of inventories

Net realizable value of inventories is the management’s estimation of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of similar nature. It could change significantly as a result of various market factors. The carrying amounts of our inventories as of December 31, 2015, 2014 and 2013 were RMB 306,853,000, RMB 330,763,000 and RMB 307,436,000, respectively.

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

ITEM 6.                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our current directors and executive officers are:

Name	Age	Position
Huang Jia Dong	58	Director and Chief Executive Officer
Hen Man Edmund	43	Chief Financial Officer
Cheng Yan Davis	74	Director
Jianwei Liu	44	Director
Shen Cheng Liang	60	Director
Su Wei Feng	35	Director and Corporate Secretary

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

Jianwei Liu has been our director since January 7, 2014. Mr. Jianwei Liu has been the executive director of China-based Shenzhen BYCF Investment Co., Ltd. since April 2016. Previously, Mr. Liu was been a portfolio manager with China-based Bosera Asset Management Co., Ltd. from October 2004 until October 2015. Prior joining to Bosera, Mr. Liu worked at Shanghai AllBright Law Offices and ICBC (Industrial and Commercial Bank of China Ltd.) at their main headquarters beginning in July 1999. Mr. Liu worked with China Holdings Acquisition Corp. (“CHAC”), the Company’s predecessor, prior to its merger with the Company, and participated in the sourcing of targets for CHAC, the performance of due diligence on potential acquisitions and the structuring of the Company’s acquisition of its operating business in 2009. Mr. Liu resides in China and holds an MBA in Finance from the Wharton School of the University of Pennsylvania, and an MA degree in English and BA degrees in English and Law from Beijing University.

Shen Cheng Liang has been our director since November 1, 2013. Mr. Shen Cheng Liang is a ceramics production expert with over 30 years of experience in the ceramics industry in China. Prior to his retirement from the industry in 2012, he was a senior production engineer and general manager at Fujian Yiyan Ceramics Ltd. where he worked from 1983 to 2012. Mr. Liang graduated with a Bachelor’s degree in material physics from Jingdezhen Ceramics College in 1983. We have chosen Mr. Liang to serve as director because of his experience in our industry.

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

The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2015 to each of our non-employee directors for such person’s service as an director (including contingent or deferred compensation accrued during 2015):

Name and Principal Position	Compensation RMB	Value of Options(1) RMB	Total RMB
Shen Cheng Liang	252,000	-	252,000
Cheng Yan Davis	195,000	-	195,000
Jianwei Liu	219,375	-	219,375

(1)            No options were granted to our directors in 2015.

Executive Officers

The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2015 to each of our officers for such person’s service as an officer (including contingent or deferred compensation accrued during 2015 but not including any amounts paid to such persons for their services as directors):

	Salary	Bonus	Value of Options(1)	Total
Name and Principal Position	RMB	RMB	RMB	RMB
Huang Jia Dong, Chief Executive Office	120,477	-	-	120,477
Hen Man Edmund, Chief Financial Officer	361,799	-	-	361,799
Su Wei Feng, Corporate Secretary	84,984	-	-	84,984

(1)	No options were granted to our executives in 2015.

Retirement Benefits

As of December 31, 2015, we have contributed to the government-mandated employee welfare and retirement benefit plan and provided pension, retirement or similar benefits to its employees. The PRC regulations require us to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. We have no further commitments beyond our monthly contribution.

Employment Agreements

Upon consummation of the acquisition of Success Winner, we entered into employment agreements with certain of our executive officers. The following discussion summarizes the material terms of employment agreements entered into between us and our executive officers:

We entered into employment agreements with the following officers: Huang Jia Dong, Chief Executive Officer, Hen Man Edmund, Chief Financial Officer, and Su Wei Feng, Corporate Secretary.

•	The term of the employment agreements is three years (February 1, 2016 to January 31, 2019 for Huang Jia Dong and Su Wei Feng and August 1, 2015 to July 31, 2016 for Hen Man Edmund).

•	Since August 1, 2013, Huang Jia Dong received compensation of RMB 12,000 per month; Hen Man Edmund received compensation of RMB 38,000 per month; and Su Wei Feng received compensation of RMB 8,100 per month.

•	We may dismiss any of the above officers if any of the following events occurs with respect to the officer: (1) failure to show up for work, (2) failure to provide required documents, (3) falsification of documents, criminal record, etc., (4) serious violation of such officers’ labor rules and of regulations, (5) serious lapse of duties and responsibilities, (6) activities that violate regulations, resulting in loss of more than RMB 4,000, (7) operation of his own business during the term of his employment, (8) criminal prosecution and labor punishment, (9) request by the officer to resign, (10) causing us to sign or change any contract through fraud, coercion and other fraudulent means, or (11) other situations stipulated by law and statutes.

•	Each officer is subject to the non-compete provisions of the agreement for a period of three years following termination of the employment agreement and non-solicitation provisions of the agreement for a period of two years following termination of the employment agreement.

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

China Ceramics Co., Ltd. 2010 Incentive Compensation Plan

On December 27, 2010, our shareholders approved the 2010 Incentive Plan. The purpose of the 2010 Incentive Plan is to assist us and our subsidiaries in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, and independent contractors by enabling such persons to acquire or increase a proprietary interest in us in order to strengthen the mutuality of interests between such persons and our shareholders, and providing such persons with annual and long-term performance incentives to expand their maximum efforts in the creation of shareholder value.  Awards under the 2010 Incentive Plan will be limited in the aggregate to 1,200,000 shares. The 2010 Incentive Plan shall terminate at such time as no shares remain available for issuance under the 2010 Incentive Plan, when we have no further obligations with respect to outstanding awards under the 2010 Incentive Plan. As of December 31, 2015, 1,130,000 stock options under the 2010 Incentive Plan have been granted.

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

The table below provides information as to the total number of employees at the end of the last three fiscal years. We reduced our employees in 2015 due to the reduction in the facilities that were being operated. We have no contracts or collective bargaining agreements with labor unions and have never experienced work stoppages due to labor dispute. We consider our relations with our employees to be good.

	2013	2014	2015
Number of Employees	1,710	1,606	1,417

E.	Share Ownership

See Item 7 below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth, as of April 18, 2016, certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

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

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 21,859,409 shares issued and outstanding as of April 18, 2016.

Name(1)	Number of Shares Beneficially Owned		Percentage of Ownership
Shen Cheng Liang	0		0
Cheng Yan Davis (2)	69,750		*
Huang Jia Dong	7,995,308	(3)	36.6%
Jianwei Liu	0		0
Su Wei Feng	0		0
Hen Man Edmund	0		0
All directors and executive officers as a group (8 individuals)	8,065,068		36.9%
Sound Treasure Limited	5,212,905	(4)	23.8%
James D. Dunning, Jr.	1,101,251	(5)	5.0%
Alan G. Hassenfeld	1,101,251	(5)	5.0%
Gregory E. Smith	1,101,251	(5)	5.0%
Prescott Group Capital Management, L.L.C.	1,706,377	(6)	7.8%
Prescott Group Aggressive Small Cap, L.P.	1,706,377	(6)	7.8%
Prescott Group Aggressive Small Cap II, L.P.	1,706,377	(6)	7.8%
Phil Frohlich	1,706,377	(6)	7.8%

*	Less than 1%

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Jinjiang Hengda Ceramics Co., Ltd.; Junbing Industrial Zone; Anhai, Jinjiang City; Fujian Province, PRC.

(2)	Cheng Yan Davis’s address is 160 Riverside Blvd, New York NY.

(3)	Includes (i) an aggregate of 2,682,403 shares owned by Mr. Huang’s spouse and children for which Mr. Huang may be deemed to be the beneficial owner but for which Mr. Huang disclaims any beneficial ownership, and (ii) 5,212,905 shares owned by Sound Treasure Limited, an entity of which Mr. Huang is the sole director and shareholder.

(4)	Huang Jia Dong is the sole director and shareholder of Sound Treasure Limited.

(5)	Based on a Schedule 13D/A filed with the Securities and Exchange Commission on October 28, 2011 filed by James D. Dunning, Alan G. Hassenfeld, and Gregory E. Smith, who are parties to a voting agreement dated November 20, 2009. Consists of 663,693 shares owned by Mr. Dunning, 348,656 shares owned by Mr. Hassenfeld, and 88,902 shares owned by Mr. Smith. The business address of Mr. Dunning is 2 Sutton Place South, Apt. 17D, New York, NY 10022. The business address of Mr. Hassenfeld is c/o Hassenfeld Family Initiatives; The Owen Building; 101 Dyer Street, Suite 401; Providence, RI 02903. The business address of Mr. Smith is 1401 NE 70th Street; Oklahoma City, OK 73111.

(6)	Based on a Schedule 13G filed with the Securities and Exchange Commission on January 29, 2016 filed Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership (“Prescott Small Cap II” and, together with Prescott Small Cap, the “Small Cap Funds”), and Mr. Phil Frohlich, the principal of Prescott Capital. The Small Cap Funds and Mr. Phil Frohlich are the beneficial owners of 1,706,377 shares. The business address of each of the beneficial owners is 1924 South Utica, Suite 1120 Tulsa, Oklahoma 74104-6529.

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

Related Party Transactions of China Ceramics and Operating Predecessor

Mr. Huang Jia Dong, the founder and Chairman of Hengda and the Chief Executive Officer and one of the directors of the Company, and a holder of approximately 36.6% equity interests of the Company as of April 18, 2016 and Mr. Wong Kung Tok, formerly one of the Company’s significant shareholders, provide working capital loans to the Company from time to time during the normal course of its business. These loans amounted to RMB31,974,000, RMB24,902,000 and RMB8,539,000 as of December 31, 2015, 2014 and 2013, respectively. These loans are interest free, unsecured and repayable on demand. Mr. Huang and Mr. Wong are brothers-in-law.In July 2014, an entity affiliated with Mr. Huang assumed RMB20.7 million in loans due from the Company to Mr. Wong and then forgave those loans (see Note 23(f) to the accompanying financial statements). As of December 31, 2015, the Company had a loan of RMB1,989,000 (2014 and 2013: nil) payable to Sound Treasure Limited, an affiliate of Mr. Huang Jia Dong and a shareholder of the Company. This loan is interest free, unsecured and repayable on demand.

Mr. Huang Jia Dong and Su Pei Zhi provide personal guarantees to the Company for certain bank loans. The guarantees amounted to RMB90,000,000, RMB102,800,000 and RMB102,800,000 as of December 31, 2015, 2014 and 2013, respectively. Mr. Su resigned as a director on April 27, 2014 but remains as the Company’s sales deputy general manager.

Other Related Party Transactions

During 2013 and 2014 we entered into certain foreign currency transaction agreements with an unaffiliated financial institution related to the fluctuation in value of the Renminbi against the U.S. dollar. The Company recorded fair value gains on these agreements totaling RMB3,346,000 for the year ended December 31, 2013. However, in 2014, as the Renminbi depreciated against the U.S. dollar, we incurred realized and unrealized losses totaling RMB59,477,000 from January to July 31, 2014 in connection with these agreements.

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

At the time that each of the foreign currency transaction agreements was established with the financial institution, we were required to deposit monies with the financial institution that was the counterparty to the agreements. RMB6.7 million of a total of RMB15.6 million in deposits that we made were funded on our behalf by Wong Kung Tok (who is the brother-in-law of our Chief Executive Officer), and were included in a total of RMB40.2 million in loans owing by us to Wong Kung Tok as of July 9, 2014. In connection with the Novation discussed above, our Chief Executive Officer, Sound Treasure Limited and Wong Kung Tok executed an agreement with the Company on July 31, 2014 (the “Offset Agreement”) pursuant to which loans totaling RMB20.7 million owed by us to Wong Kung Tok were transferred to Sound Treasure Limited and then were forgiven by Sound Treasure Limited, and in return the Company agreed to forego any claim to RMB15.6 million in Deposits under the foreign currency transaction agreements which were transferred to Sound Treasure Limited pursuant to the Novation.

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

On February 6, 2015, we and the individual defendants reached an agreement in principle to settle the above-described cases as against all defendants in consideration of the payment by us of a combination of cash and our common stock. The settlement is subject to the execution of a mutually acceptable settlement agreement and the approval of the settlement by the Court. A Stipulation of Settlement and related documents were subsequently filed with the court, and were revised on July 22, 2015. The settlement is subject to approval by the court. On September 1, 2015, the United States District Court for the Southern District of New York issued a preliminary approval order that among other things preliminarily approved the proposed settlement of the class action litigation. A final hearing was held on January 6, 2016, but the Court has not yet issued a final order approving the settlement.

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

On February 25, 2014, we announced two semi-annual cash dividends of $0.0125 per share. The first dividend of $0.0125 per share was paid on July 14, 2014 and the second of $0.0125 per share was paid on January 14, 2015, with record dates of June 13, 2014 and December 12, 2014, respectively. No dividends were paid subsequent to January 14, 2015. The Company does not anticipate paying dividends in the near future.

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

	Shares
	High	Low
Annual Highs and Lows
2011	8.48	2.45
2012	4.25	1.33
2013	4.06	1.90
2014	2.50	0.71
2015
Quarterly Highs and Lows
2014
First Quarter	2.41	1.60
Second Quarter	1.69	1.30
Third Quarter	1.33	0.76
Fourth Quarter	0.99	0.71
2015
First Quarter	1.29	0.75
Second Quarter	1.94	0.99
Third Quarter	1.18	0.71
Fourth Quarter	1.26	0.75
Monthly Highs and Lows
September 2015	0.91	0.75
October 2015	1.15	0.75
November 2015	1.04	0.85
December 2015	1.26	0.86
January 2016	1.19	0.75
February 2016	0.94	0.32
March 2016	0.45	0.34

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our shares have been listed on the NASDAQ Stock Market under the symbols CCCL, since January 18, 2011. Our shares were listed on the NASDAQ Capital Market from November 3, 2010 through January 17, 2011 and were relisted on the Nasdaq Capital Market on March 23, 2016. Our shares were listed on the NASDAQ Global Market from January 18, 2011 until March 22, 2016. The shares were previously quoted on the OTC Bulletin Board from December 29, 2009 through November 2, 2010. Prior to December 29, 2009, our shares were traded on NYSE Amex, under the symbols “HOL.” CHAC’s shares commenced to trade on December 17, 2007.

Transfer of Listing to the NASDAQ Capital Market

On March 23, 2016, the Company announced that its transfer application to list the Company’s securities on The NASDAQ Capital Market was been approved. The listing of the Company’s securities has been transferred from The NASDAQ Global Market to The NASDAQ Capital Market where each securities trading will continue trading under the same symbol “CCCL.” As previously announced, on September 21, 2015, the Company received a NASDAQ staff notification informing the Company that the bid price for the Company’s common shares had closed below the minimum $1.00 per share continued listing requirement. The Company was provided 180 days, or until March 21, 2016, to regain compliance by maintaining a minimum closing bid price of at least $1.00 for at least ten consecutive business days. Since the Company was not able to regain compliance with this continued listing requirement by the March 21, 2016 compliance deadline, as permitted under the NASDAQ rules, the Company voluntarily applied to transfer the listing of its common shares from the NASDAQ Global Market to The NASDAQ Capital Market. In connection with the transfer of the listing of the Company’s common shares to the NASDAQ Capital Market, the Company was granted an additional 180 day period, or until September 19, 2016 (the “Compliance Date”), to regain compliance with the minimum bid price rule by maintaining a minimum closing bid price of at least $1.00 for ten consecutive business days.

At its upcoming special meeting of its stockholders, the Company intends to recommend for consideration and vote of its shareholders, among other things, a proposal to authorize a charter amendment to effect a reverse stock split of the Company’s issued and outstanding common shares that may be implemented by the Company’s Board at its discretion at any time prior to the Compliance Date to cure the minimum bid price deficiency, if necessary. If this proposal is approved by the Company’s shareholders, the Board could approve and implement a reverse stock split that could allow the closing bid price of the Company’s common shares on NASDAQ to be at least $1.00 per share for at least 10 consecutive business days prior to the Compliance Date, which would allow the Company to maintain the listing of its common shares on the NASDAQ Capital Market. If at any time before the Compliance Date, the closing bid price of the Company's common shares is at least $1.00 per share for the requisite period, the Company will regain compliance and the effecting of a reverse stock split may not be necessary. If the Company cannot demonstrate compliance by the Compliance Date or the Company does not comply with the terms of the extension granted by NASDAQ, the Company's common shares may then be subject to delisting.

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

During 2013 and 2014, we entered into certain foreign currency transaction agreements with an unaffiliated financial institution related to the fluctuation in value of the Renminbi against the U.S. dollar. We recorded fair value gains on these agreements totaling RMB 3,346,000 for the year ended December 31, 2013. However, in 2014, as the Renminbi depreciated against the U.S. dollar, we incurred realized and unrealized losses totaling RMB 59,477,000 from January 1 to July 31, 2014 in connection with these agreements. On July 31, 2014, Sound Treasure Limited, our largest shareholder and an affiliate of our Chief Executive Officer, executed an agreement (the “Novation”) with us and the financial institution that originated the foreign currency transaction agreements pursuant to which Sound Treasure Limited assumed these agreements and all assets (mainly deposits placed with the financial institution) and all existing and future liabilities arising under these agreements, and we were released from the liabilities arising under the foreign currency transaction agreements. As a result, we will not be required to fund any losses related to these agreements, and will neither suffer any future liabilities arising under those agreements nor enjoy any benefits arising under those agreements.

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

The Novation and the Offset Agreement became effective on July 31, 2014.

Except for the above, we did not enter into any other material contracts during fiscal years 2013, 2014 or 2015.

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

In addition, the PRC resident enterprise may be required to provide necessary assistance to support the enforcement of Circular 698.

On February 3, 2015, the State Administration of Tax issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-tax Resident Enterprise, or Public Notice 7. Public Notice 7 has introduced a new tax regime that is significantly different from that under Circular 698. Public Notice 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Public Notice 7 provides clearer criteria the Circular 698 on how to assesss reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident erterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity intersts in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties with respect to the reporting and consequences of private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions, under Circular 698 and Public Notice 7. For the transfer of shares to our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Circular 698 and Public Notice 7. As a result, we may be required to expend valuable resources to comply with Circular 698 and Public Notice 7 to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company and other non-resdient enterprises in our group should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

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

With respect to non-corporate U.S. Holders, such dividends may be subject to U.S. federal income tax at the lower applicable regular long-term capital gains tax rate (see “—Taxation on the Disposition of Securities” below) provided that (1) the shares of China Ceramics are readily tradable on an established securities market in the United States or, in the event China Ceramics is deemed to be a Chinese “resident enterprise” under the EIT Law, China Ceramics is eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the “U.S.-PRC Tax Treaty,” (2) China Ceramics is not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Stock Market. Although China Ceramics’ shares are currently listed and traded on the NASDAQ Stock Market, it cannot guarantee that its shares will continue to be listed or traded on the NASDAQ Stock Market. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to the shares of China Ceramics.

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

Based on the composition (and estimated values) of the assets and the nature of the income of China Ceramics and its subsidiaries during its 2015 taxable year, China Ceramics does not believe that it was treated as a PFIC for such year. However, because China Ceramics has not performed a definitive analysis as to its PFIC status for its 2015 taxable year, there can be no assurance in respect to its PFIC status for such year. There also can be no assurance with respect to China Ceramics’ status as a PFIC for its current (2016) taxable year or any future taxable year.

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

Although a determination as to China Ceramics’ PFIC status will be made annually, an initial determination that it is a PFIC generally will apply for subsequent years to a U.S. Holder who held shares of China Ceramics while it was a PFIC, whether or not it met the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for China Ceramics’ first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) shares in China Ceramics, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year of China Ceramics that ends within or with a taxable year of the U.S. Holder and in which China Ceramics is not a PFIC. On the other hand, if the QEF election is not effective for each of the taxable years of China Ceramics in which China Ceramics is a PFIC and during which the U.S. Holder holds (or is deemed to hold) shares in China Ceramics, the PFIC rules discussed above will continue to apply to such shares unless the holder files on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that the U.S. Holder would otherwise recognize if the U.S. Holder had sold its shares for their fair market value on the “qualification” date. The qualification date is the first day of China Ceramics’ tax year in which it qualifies as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its shares by the amount of the gain recognized and will also have a new holding period in the shares for purposes of the PFIC rules.

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

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NASDAQ Stock Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although China Ceramics’ shares are currently listed and traded on the NASDAQ Stock Market, it cannot guarantee that its shares will continue to be listed or traded on the NASDAQ Stock Market. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to the shares of China Ceramics under their particular circumstances.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. As of December 31, 2015, our total outstanding loans for the continuing operations amounted to RMB 40.1 million ($ 6.2 million) with interest rates in the range of 2.5700% to 3.1700% per annum. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates.

Foreign Currency Risk

During 2013 and 2014, we entered into certain foreign currency transaction agreements with an unaffiliated financial institution related to the fluctuation in value of the Renminbi against the U.S. dollar, for investment and not hedging purposes. The Company recorded fair value gains on these agreements totaling RMB 3,346,000 for the year ended December 31, 2013. However, in 2014, as the Renminbi depreciated against the U.S. dollar, we incurred realized and unrealized losses totaling RMB 54,977,000 for the year ended December 31, 2014 in connection with these agreements. We do not intend to enter into similar investment transactions in the future.

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

Except as disclosed above, we do not currently have any significant foreign exchange exposure as our sales and purchases are predominantly denominated in RMB. As of December 31, 2015, nearly all of our monetary assets and monetary liabilities were denominated in RMB except for certain bank balances, bank borrowings and other payables which were denominated in US dollars. However, in the future, a proportion of our sales may be denominated in other currencies as we expand into overseas markets. In such circumstances, we anticipate our primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if we are required to use different currencies for various aspects of its operations.

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

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2015. Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2015 were effective.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that our internal control over financial reporting was effective as of December 31, 2015.

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

Changes in Internal Controls over Financial Reporting

During its evaluation of the effectiveness of internal control over financial reporting as of December 31, 2014, management identified that in our internal control over financial reporting there was a lack of sufficient qualified accounting personnel with appropriate understanding of IFRS and SEC reporting requirements commensurate with our financial reporting requirements, and concluded that to meet the requirements of being a U.S. public company, we need to enhance our supervision, monitoring and review of the financial statements preparation processes.

1.	We adopted additional internal review procedures with respect to required disclosures in the reports that we file with, or submit to, the SEC under the Exchange Act.

2.	On March 24, 2015, we contracted with a US internal control consulting firm to act as our consultant to conduct a separate and independent review of our financial reporting.

3.	Our finance and accounting staff members have attended seminars organized by professional accountancy bodies.

Other than as set forth above, there have been changes in internal control over financial reporting that occurred during the period covered by this annual report that have not materially affected, or are reasonably not likely to materially affect our internal control over financial reporting.

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

The following table represents the approximate aggregate fees for services rendered by Grant Thornton Shanghai, PRC, Crowe Horwath (HK) CPA Limited and AWC (CPA) Limited for the periods indicated:

	December 31, 2014	December 31, 2015
	RMB’000	RMB’000
Audit Fees - Grant Thornton Shanghai, PRC	1,452	-
Audit Fees - Crowe Horwath (HK) CPA Limited	4,540	905
Audit Fees - AWC (CPA) Limited	-	1,244
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	5,992	2,149

Audit Fees

AWC (CPA) Limited audit fees for 2015 consisted of fees in relation to the audit of our financial statements for the year ended December 31, 2015.

Crowe Horwath (HK) CPA Limited audit fees for 2014 consisted of fees in relation to the audit of our financial statements for the three years ended December 31, 2014.

Audit fees paid to Grant Thornton Shanghai, PRC comprise fees for professional services necessary to perform an audit or review in accordance with the standards of the Public Company Accounting Oversight Board, including services rendered for the audit of the Company’s annual financial statements and reviews of the quarterly financial results submitted on Form 6-K for the three years ended December 31, 2012, 2013 and 2014. Also includes fees for services that are normally incurred in connection with statutory and regulatory filings or engagements, such as comfort letters,  consents, and review of documents filed with the SEC.

Audit Related Fees

There were no audit-related fees.

Tax Fees

There were no tax fees.

All Other Fees

There were no other fees.

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

On March 2, 2016, China Ceramics Co., Ltd. (the "Company"), engaged AWC (CPA) Limited (“AWC”) as its independent registered public accounting firm. Crowe Horwath (HK) CPA Limited (“Crowe”) was dismissed on the same date. The decision to engage AWC and to dismiss Crowe was approved by the Company's Audit Committee.

Crowe’s report on the financial statements of the Company for the fiscal years ended December 31, 2014 and 2013 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the Company's fiscal years ended December 31, 2014 and 2013 and through March 2, 2016, there were no disagreements with Crowe on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Crowe’s satisfaction, would have caused them to make reference to the subject matter in connection with their report on the Company's consolidated financial statements for such period.

During the Company’s years ended December 31, 2014 and 2013 and through March 2, 2016, there were no “reportable events” (defined below) requiring disclosure pursuant to Item 304(a)(1)(v) of Regulation S-K. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 304 of Regulation S-K.

The Company has provided Crowe with a copy of the foregoing disclosures and has requested that Crowe review such disclosures and provide a letter addressed to the Securities and Exchange Commission (“SEC”) as specified by Item 16F(a)(3) of Form 20-F. Incorporated by reference as Exhibit 99.1 is a copy of Crowe’s letter addressed to the SEC relating to the statements made by the Company in this Annual Report on Form 20-F.

During the years ended December 31, 2014 and 2013 and through March 2, 2016, neither the Company nor anyone on its behalf consulted AWC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the consolidated financial statements of the Company, and neither a written report nor oral advice was provided to the Company that AWC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or a reportable event.

ITEM 16G.	CORPORATE GOVERNANCE

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3), we elected not to hold an annual meeting of shareholders in 2011 or 2015. Neither our Memorandum and Articles of Association nor the law of the British Virgin Islands require us to hold an annual meeting of shareholders.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of China Ceramics Co., Ltd.(1)

1.2	Memorandum and Articles of Association of Success Winner Limited(2)

1.3	Memorandum and Articles of Association of Stand Best Creation Limited(2)

1.4	Operation Charter of Jinjiang Hengda Ceramics Co., Ltd.(2)

2.1	Specimen Unit Certificate(3)

2.2	Specimen Common Stock Certificate(3)

3.1	Form of Voting Agreement(2)

4.1	Merger and Stock Purchase Agreement among CHAC, China Ceramics Co., Ltd., Hengda, Success Winner and the Seller(2)

4.2	Form of Registration Rights Agreement among CHAC and the founders(3)

4.3	Form of Earn-Out Escrow Agreement(2)

4.4	Form of Indemnity Escrow Agreement(2)

4.6	Form of Lock-Up Agreement for CHAC founders(2)

4.7	Form of Lock-Up Agreement(2)

4.8	Acquisition Agreement, dated November 19, 2009, by and between Jinjiang Hengda Ceramics Co., Ltd., all of the shareholders of Jiangxi Hengdali Constructional Ceramics Co., Ltd., and Jiangxi Hengdali Constructional Ceramics Co., Ltd(8)

4.9	Administrative Services Agreement by and between China Ceramics Co., Ltd. and Stuart Management Co., dated December 1, 2009(8)

4.10	License Agreement between Huang Jia Dong and Jinjiang Hengda Ceramics Co., Ltd.(6)

4.11	China Ceramics Co., Ltd. 2010 Incentive Compensation Plan(7)

4.12	Employment Agreement, dated as of February 1, 2016, by and between China Ceramics and Huang Jia Dong

4.13	Employment Agreement, dated as of February 1, 2016, by and between China Ceramics and Su Wei Feng

4.14	Employment Agreement, dated as of August 1, 2015, by and between China Ceramics and Hen Man Edmund

4.15	Term sheets relating to agreemens for derivative instruments(10)

4.16	Agreement between Taishin International Bank, Co., Ltd., Stand Best Creation Limited and Sound Treasure Limited, dated July 31, 2014(10)

4.17	Agreement between Stand Best Creation Limited, Huang Jia Dong, Wong Kung Tok, Mr. Huang’s brother-in-law, and Sound Treasure Limited, dated July 31, 2014(10)

4.18	Form of Warrant (11)

8.1	List of Subsidiaries(5)

11.1	Code of Business Conduct and Ethics(8)

12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of AWC (CPA) Limited, an independent registered public accounting firm

15.2	Consent of Crowe Horwath (HK) CPA Limited, an independent registered public accounting firm

99.1	Letter from Crowe Horwath (HK) CPA Limited, dated March 7, 2016 (12)

99.2	Press Release dated April 20, 2016

(1)	Incorporated by reference to Annexes C and D of China Ceramics’ Prospectus on Form 424B3 filed with the SEC on November 13, 2009.

(2)	Incorporated by reference to China Ceramics’ Registration Statement on Form F-4 (File No. 333-161557).

(3)	Incorporated by reference to exhibits of the same number filed with CHAC’s Registration Statement on Form F-1 or amendments thereto (File No. 333-145085).

(4)	Incorporated by reference to CHAC’s Form 8-K, dated November 21, 2007.

(5)	Incorporated by reference to exhibits of the same number filed with China Ceramics’ Registration Statement on Form F-1 (File No. 333-164784).

(6)	Incorporated by reference to exhibits of the same number filed with China Ceramics’ Registration Statement on Form F-1 (File No. 333-170237).

(7)	Incorporated by reference to Annex A to Exhibit 99.1 filed with China Ceramics’ Report of Foreign Private Issuer on Form 6-K filed with the SEC on November 20, 2010

(8)	Incorporated by reference to China Ceramics’ Annual Report on Form 20-F filed with the SEC on May 17, 2010.

(9)	[Intentionally Omitted]

(10)	Incorporated by reference to China Ceramics’ Annual Report on Form 20-F filed with the SEC on July 31, 2014.

(11)	Incorporated by reference to China Ceramics’ Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 8, 2016

(12)	Incorporated by reference to China Ceramics’ Report of Foreign Private Issuer on Form 6-K filed with the SEC on March 8, 2016

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA CERAMICS CO., LTD.

April 20, 2016	By:	/s/ Huang Jia Dong
		Name:	Huang Jia Dong
		Title:	Chief Executive Officer (Principal Executive Officer)

CHINA CERAMICS CO., LTD.

April 20, 2016	By:	/s/ Hen Man Edmund
		Name:	Hen Man Edmund
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

China Ceramics Co., Ltd. and Its Subsidiaries

F-1

China Ceramics Co., Ltd. and Its Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of China Ceramics Co., Ltd.

We have audited the accompanying consolidated statement of financial position of China Ceramics Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2015, and the related consolidated statement of profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

We were not engaged to examine management’s assertion about the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 included in the Company’s Item 15 “Controls and Procedures” in the Annual Report on Form 20-F and, accordingly, we do not express an opinion thereon.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2015, and the consolidated results of their profit or loss and other comprehensive income and their cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ AWC (CPA) Limited

Certified Public Accountants

Hong Kong, China

April 20, 2016

China Ceramics Co., Ltd. and Its Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of China Ceramics Co., Ltd.

We have audited the accompanying consolidated statements of financial position of China Ceramics Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Crowe Horwath (HK) CPA Limited

Hong Kong, China

April 20, 2015

China Ceramics Co., Ltd. and Its Subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the Years Ended December 31, 2015 2014 and 2013

		For the years ended December 31,
	Notes	2015 RMB'000	2014 RMB'000	2013 RMB'000
Revenue	5	1,017,146	1,037,651	932,894

Cost of sales		(891,720)	(933,220)	(878,818)

Gross profit		125,426	104,431	54,076

Other income	5	707	429	656
Selling and distribution expenses		(14,153)	(14,251)	(9,814)
Administrative expenses		(21,883)	(29,529)	(27,565)
Finance costs	6	(4,043)	(4,556)	(4,201)
Realized and unrealized fair value (loss)/gain on derivative financial instruments	7	-	(59,477)	3,346
Loss from asset devaluation		(421,641)	-	-
Other expenses		(3,572)	(10,937)	(20,195)

Loss before taxation	8	(339,159)	(13,890)	(3,697)
Income tax (expense)/credit	9	(23,253)	(16,463)	1,665

Loss attributable to shareholders		(362,412)	(30,353)	(2,032)

Other comprehensive income for the year, net of tax:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations		1,628	1	(41)

Total comprehensive loss for the year		(360,784)	(30,352)	(2,073)

Loss per share
Basic (RMB)	10	(17.74)	(1.49)	(0.10)
Diluted (RMB)	10	(17.74)	(1.49)	(0.10)

The accompanying notes are an integral part of these consolidated financial statements.

China Ceramics Co., Ltd. and Its Subsidiaries

Consolidated Statements of Financial Position

		As of December 31,
	Notes	2015 RMB’000	2014 RMB’000	2013 RMB’000
ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment	12	409,855	718,418	802,578
Land use rights	13	15,809	29,259	29,929
Goodwill	11 and 26	-	3,735	3,735
Deferred tax assets	9	9,584	7,854	9,797
Long-term prepaid expenses	14	-	1,404	-

		435,248	760,670	846,039

Current assets
Inventories	15	306,853	330,763	307,436
Trade receivables	16	509,903	549,925	490,989
Other receivables and prepayments	17	18,830	2,178	15,525
Derivative financial instruments	29	-	-	44
Restricted cash	18	41,672	28,872	37,359
Cash and bank balances	18	514	61,155	28,848

		877,772	972,893	880,201

Current liabilities
Trade payables	19	110,267	122,168	152,572
Accrued liabilities and other payables	20	35,177	49,989	43,140
Interest-bearing bank borrowings	21	40,076	84,704	99,652
Amounts owed to related parties	27	33,963	24,902	8,539
Income tax payable		5,293	2,772	1,520

		224,776	284,535	305,423

Net current assets		652,996	688,358	574,778

Non-current liabilities
Interest-bearing bank borrowings	21	-	-	-
Deferred tax liabilities	9	1,404	1,404	1,245

		1,404	1,404	1,245

Net assets		1,086,840	1,447,624	1,419,572

EQUITY
Share capital	22	137	137	137
Reserves	23	1,086,703	1,447,487	1,419,435
Total shareholder’s equity		1,086,840	1,447,624	1,419,572

The accompanying notes are an integral part of these consolidated financial statements.

China Ceramics Co., Ltd. and Its Subsidiaries

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2015, 2014 and 2013

	Outstanding		Reverse		Share-based				Currency
	share	Share	recapitalization	Merger	payment	Statutory	Capital	Retained	translation	Total
	capital	premium	reserve	reserve	reserve	reserve	reserve	earnings	reserve	Equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Note 22)		(Note23(e))	(Note 23(c))	(Note23(d))	(Note23(a))	(Note 23(f))		(Note23(b))
Balance at January 1, 2013	137	659,507	(507,235)	58,989	121,246	119,955	-	991,121	(530)	1,443,190
Net profit for the year	-	-	-	-	-	-	-	(2,032)	-	(2,032)
Exchange differences on translation of financial statements of foreign operations	-	-	-	-	-	-	-	-	(41)	(41)
Total comprehensive income for the year	-	-	-	-	-	-	-	(2,032)	(41)	(2,073)
Transfer to statutory reserve	-	-	-	-	-	3,057	-	(3,057)	-	-
Employee share-based payment options	-	-	-	-	2,117	-	-	-	-	2,117
Dividends declared and paid (Note 24)	-	-	-	-	-	-	-	(23,662)	-	(23,662)
Balance at December 31, 2013	137	659,507	(507,235)	58,989	123,363	123,012	-	962,370	(571)	1,419,572
Net loss for the year	(30,353)	-	(30,353)
Exchange differences on translation of financial statements of foreign operations	-	-	-	-	-	-	-	-	1	1
Total comprehensive loss for the year	-	-	-	-	-	-	-	(30,353)	1	(30,352)
Transfer to statutory reserve	-	-	-	-	-	4,893	-	(4,893)	-	-
Employee share-based payment options	-	-	-	-	150	-	-	-	-	150
Dividends declared and paid (Note 24)	-	-	-	-	-	-	-	(3,012)	-	(3,012)
Contribution from a related party (Note 23(f))	-	-	-	-	-	-	61,266	-	-	61,266
Balance at December 31, 2014	137	659,507	(507,235)	58,989	123,513	127,905	61,266	924,112	(570)	1,447,624
Net loss for the year	-	-	-	-	-	-	-	(362,412)	-	(362,412)
Exchange differences on translation of financial statements of foreign operations	-	-	-	-	-	-	-	-	1,628	1,628
Total comprehensive loss for the year	-	-	-	-	-	-	-	(362,412)	1,628	(360,784)
Transfer to statutory reserve	-	-	-	-	-	6,783	-	(6,783)	-	-
Employee share-based payment options	-	-	-	-	-	-	-	-	-	-
Dividends declared and paid (Note 24)	-	-	-	-	-	-	-	-	-	-
Contribution from a related party (Note 23(f))	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2015	137	659,507	(507,235)	58,989	123,513	134,688	61,266	554,917	1,058	1,086,840

The accompanying notes are an integral part of these consolidated financial statements.

China Ceramics Co., Ltd. and Its Subsidiaries
Consolidated Statements of Cash Flows

For the Years Ended December 31, 2015, 2014 and 2013

		For the years ended December 31,
	Notes	2015 RMB’000	2014 RMB’000	2013 RMB’000
Cash flows from operating activities
Loss before taxation		(339,159)	(13,890)	(3,697)
Adjustments for
Amortization of land use rights	13	669	670	669
Depreciation of property, plant and equipment	12	67,976	69,450	69,553
Loss on disposal of property, plant and equipment	12	109	3,537	18,926
Realized and unrealized loss/(gain) from derivative financial instruments	7	-	59,477	(3,346)
Write down of inventories	15	7,667	2,438	23,414
Share-based compensation	25	-	150	2,117
Finance costs	6	4,043	4,556	4,201
Impairment of non-current assets		421,641	-	-
Interest income	5	(707)	(429)	(467)
Foreign exchange loss		1,376	591	-
Operating cash flows before working capital changes		163,615	126,550	111,370
Decrease/(Increase) in inventories		16,242	(25,765)	(40,247)
Decrease/(Increase) in trade receivables		40,022	(58,937)	(35,104)
(Increase)/decrease in other receivables and prepayments		(15,248)	112	398
(Decrease)/increase in trade payables		(11,901)	(30,404)	37,449
(Decrease)/increase in accrued liabilities, other payables and amounts owed to related parties		(4,233)	28,845	(11,114)
Cash generated from operations		188,497	40,401	62,752
Interest paid		(4,053)	(4,576)	(4,408)
PRC income tax paid		(22,462)	(13,108)	(6,229)
Net cash generated from operating activities		161,982	22,717	52,115

Cash flows from investing activities
Proceed from derivative financial instruments		-	1,390	3,302
Proceed from disposal of property, plant and equipment		50	11,172	1,994
Acquisition of property, plant and equipment	12	(164,697)	-	(97,068)
Increase in restricted cash		(12,800)	-	(37,359)
Interest received		705	429	467
Net cash (used in)/generated from investing activities		(176,742)	12,991	(128,664)

Cash flows from financing activities
New bank borrowings		48,813	57,119	49,652
Repayment of short-term loans		(94,816)	(73,064)	(10,000)
Dividend paid		(1,505)	(1,505)	(11,831)
Deposit to stock transfer agent for dividend payment		-	-	(11,831)
Advances from related party		-	14,048	-
Net cash (used in)/generated from financing activities		(47,508)	(3,402)	15,990

Net (decrease) increase in cash and cash equivalents		(62,268)	32,306	(60,559)
Cash and cash equivalents, beginning of year		61,155	28,848	89,448
Effect of foreign exchange rate differences		1,627	1	(41)
Cash and cash equivalents, end of year		514	61,155	28,848
Non-cash transactions:
Payments of dividends funded by deposit to stock transfer agent	17	-	11,831	-
Restricted cash funded by a related party	23(f)	-	6,659	-
Loss on derivative financial instruments funded by a related party	23(f)	-	4,727	-
Transfer of restricted cash to a related party	23(f)	-	15,552	-
Release of liabilities under the Novation Agreement	23(f)	-	56,095	-
Release of liabilities under the Offset Agreement	23(f)	-	20,723	-

The accompanying notes are an integral part of these consolidated financial statements.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Years Ended December 31, 2013, 2014 and 2015

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

For the Three Years Ended December 31, 2013, 2014 and 2015

1.	GENERAL INFORMATION (Continued)

China Ceramics and its subsidiaries’ (the “Company”) corporate structure as of December 31, 2015 is as follows:

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

For the Three Years Ended December 31, 2013, 2014 and 2015

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

The consolidated financial statements were approved and authorized for issue by the Board of Directors on April 20, 2016.

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

For the Three Years Ended December 31, 2013, 2014 and 2015

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

The Company’s financial statements consolidate those of the Company and all of its subsidiaries as of December 31, 2015. Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Company has power, only substantive rights (held by the Company and other parties) are considered. All subsidiaries have a reporting date of December 31.

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

The translation of certain RMB amounts as of and for the year ended December 31, 2015 into US$ is included in these financial statements solely for the convenience of readers and was made at the rate of RMB6.4778 to US$1.00, which was based on the noon buying rate on December 31, 2015 in The City of New York cable transfers of RMB as certified for customers purposes by the Federal Reserve Bank of New York. Such translation should be construed as representation that RMB amounts could be converted, realized or settled into US$ at the rate stated above or at any other rate.

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

For the Three Years Ended December 31, 2013, 2014 and 2015

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

For the Three Years Ended December 31, 2013, 2014 and 2015

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

For the Three Years Ended December 31, 2013, 2014 and 2015

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

For the Three Years Ended December 31, 2013, 2014 and 2015

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

All the leases of the Company are operating leases for the years ended December 31, 2015, 2014 and 2013.

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

For the Three Years Ended December 31, 2013, 2014 and 2015

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

For the Three Years Ended December 31, 2013, 2014 and 2015

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

For the Three Years Ended December 31, 2013, 2014 and 2015

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

For the Three Years Ended December 31, 2013, 2014 and 2015

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

In 2015, the Company has applied the following new or revised standards and amendments issued by the International Accounting Standards Board (“IASB”) relevant to the Company’s financial statements:

Amendments to IAS 19     Defined Benefit Plans: Employee Contributions

Amendments to IFRSs     Annual Improvements to IFRSs 2010-2012 Cycle

Amendments to IFRSs     Annual Improvements to IFRSs 2011-2013 Cycle

The application of the amendments to IFRSs in the current year has had no material impact on the Group's financial performance and positions for the current and prior years and/or on the disclosures set out in these consolidated financial statements.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Years Ended December 31, 2013, 2014 and 2015

3.	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (Continued)

3.2	Accounting standards issued but not yet effective

At the date of authorization of these financial statements, certain new standards, amendments and interpretations to existing standards have been published by the IASB but are not yet effective, and have not been adopted by the Company

IFRS 9	Financial Instruments[1]
IFRS 14	Regulatory Deferral Accounts[2]
IFRS 15	Revenue from Contracts with Customers[1]
IFRS 16	Leases[3]
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations[4]
Amendments to IAS 1	Disclosure Initiative[4]
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation[4]
Amendments to IFRSs	Annual Improvements to IFRSs 2012-2014 Cycle[4]
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants[4]
Amendments to IAS 27	Equity Method in Separate Financial Statements[4]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[5]
Amendments to IFRS 10,	Investment Entities: Applying the Consolidation
IFRS 12 and IAS 28	Exception[4]
Amendments to IAS 7	Disclosure Initiative[6]
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealised Losses[6]

1 Effective for annual periods beginning on or after 1 January 2018

2 Effective for first annual IFRS financial statements beginning on or after 1 January 2016

3 Effective for annual periods beginning on or after 1 January 2019

4 Effective for annual periods beginning on or after 1 January 2016

5 Effective for annual periods beginning on or after a date to be determined

6 Effective for annual periods beginning on or after 1 January 2017

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

Key requirements of IFRS 9 are described below:

•	All recognized financial assets that are within the scope of IAS 39 Financial Instruments Recognition and Measurement are subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are measured at FVTOCI. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

•	With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value of financial liabilities attributable to changes in the financial liabilities’ credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss was presented in profit or loss.

•	In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Years Ended December 31, 2013, 2014 and 2015

3.	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (Continued)

•	3.2 Accounting standards issued but not yet effective (Continued)

changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

•	The new general hedge accounting requirements retain the three types of hedge accounting. However, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an 'economic relationship'. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity's risk management activities have also been introduced.

The directors anticipate that the adoption of IFRS 9 in the future may not have significant impact on amounts reported in respect of the Group’s financial assets and financial liabilities existing as at the end of the current year.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity should recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the Standard introduces a 5-step approach to revenue recognition:

• Step 1: Identify the contract(s) with a customer

• Step 2: Identify the performance obligations in the contract

• Step 3: Determine the transaction price

• Step 4: Allocate the transaction price to the performance obligations in the contract

• Step 5: Recognise revenue when (or as) the entity satisfies a performance obligation

Under IFRS 15, an entity recognises revenue when (or as) a performance obligation is satisfied, i.e. when 'control' of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

The directors of the Company anticipate that the application of IFRS 15 in the future may have a material impact on the amounts reported and disclosures made in the Group’s consolidated financial statements. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 15 until the Group performs a detailed review.

Amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations

The amendments to IFRS 11 provide guidance on how to account for the acquisition of a joint operation that constitutes a business as defined in IFRS 3 Business Combinations. Specifically, the amendments state that the relevant principles on accounting for business combinations in IFRS 3 and other standards (e.g. IAS 12 Income Taxes regarding the recognition of deferred taxes at the time of acquisition and IAS 36 Impairment of Assets regarding impairment testing of a cash-generating unit to which goodwill on acquisition of a joint operation has been allocated) should be applied. The same requirements should be applied to the formation of a joint operation if and only if an existing business is contributed to the joint operation by one of the parties that participate in the joint operation

A joint operator is also required to disclose the relevant information required by IFRS 3 and other standards for business combinations.

The amendments should be applied prospectively to acquisitions of interests in joint operations (in which the activities of the joint operations constitute businesses as defined in IFRS 3) occurring from the beginning of annual periods beginning on or after 1 January 2016. The directors of the Company anticipate that the application of these amendments to IFRS 11 may have an impact on the Group's consolidated financial statements in future periods should such transactions arise.

Amendments to IAS 1 Disclosure Initiative

The amendments to IAS 1 Presentation of Financial Statements give some guidance on how to apply the concept of materiality in practice

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Years Ended December 31, 2013, 2014 and 2015

3.	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (Continued)

•	3.2 Accounting standards issued but not yet effective(Continued)

practice

The amendments to IAS 1 are effective for annual periods beginning on or after 1 January 2016. The directors of the Company do not anticipate that the application of these amendments to IAS 1 will have a material impact on the amounts recognised in the Group's consolidated financial statements.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments state that gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognised in the parent's profit or loss only to the extent of the unrelated investors' interests in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognised in the former parent’s profit or loss only to the extent of the unrelated investors’ interests in the new associate or joint venture

The amendments should be applied prospectively to transactions occurring in annual periods beginning on or after 1 January 2016. The directors of the Company anticipate that the application of these amendments to IFRS 10 and IAS 28 may have an impact on the Group's consolidated financial statements in future periods should such transactions arise

Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception

The amendments to IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interests in Other Entities and IAS 28 Investments in Associates and Joint Ventures clarify that the exemption from preparing consolidated financial statements is available to a parent entity that is a subsidiary of an investment entity, even if the investment entity measures all its subsidiaries at fair value in accordance with IFRS 10. The amendments also clarify that the requirement for an investment entity to consolidate a subsidiary, whose main purpose is to provide services and activities that are related to the investment activities of the investment entity parent, applies only to subsidiaries that are not investment entities themselves

The directors of the Company do not anticipate that the application of these amendments to IFRS 10, IFRS 12 and IAS 28 will have a material impact on the Group's consolidated financial statements as the Group is not an investment entity and does not have any subsidiary, associate or joint venture that qualifies as an investment entity

Annual Improvements to IFRSs 2012-2014 Cycle

The Annual Improvements to IFRSs 2012-2014 Cycle include a number of amendments to various IFRSs, which are summarised below

The amendments to IFRS 5 introduce specific guidance in IFRS 5 for when an entity reclassifies an asset (or a disposal group) from held for sale to held for distribution to owners (or vice versa). The amendments clarify that such a change should be considered as a continuation of the original plan of disposal and hence requirements set out in IFRS 5 regarding the change of sale plan do not apply. The amendments also clarify the guidance for when held-for-distribution accounting is discontinued

Annual Improvements to IFRSs 2012-2014 Cycle - continued

The amendments to IFRS 7 provide additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of the disclosures required in relation to transferred assets

The amendments to IAS 19 clarify that the rate used to discount post-employment benefit obligations should be determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The assessment of the depth of a market for high qualify corporate bonds should be at the currency level (i.e. the same currency as the benefits are to be paid). For currencies for which there is no deep market in such high quality corporate bonds, the market yields at the end of the reporting period on government bonds denominated in that currency should be used instead

The directors of the Company do not anticipate that the application of these amendments will have a material effect on the amounts recognised in the Group's consolidated financial statements

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Years Ended December 31, 2013, 2014 and 2015

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

Impairment loss recognized in respect of property, plant and equipment

As of 31 December 2015, the carrying amount of property, plant and equipment was approximately RMB409,855,000 (2014: RMB718,418,000 ; 2013: RMB802,578,000). An impairment loss of approximately RMB405,125,000 recognized against the original carrying amount of property, plant and equipment. There was no impairment loss recognized for the years ended December 31, 2014 and 2013. Determining whether property, plant and equipment are impaired requires an estimation of the recoverable amount of the property, plant and equipment. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of land use rights

As of 31 December 2015, the carrying amount of land use rights was approximately RMB15,809,000 (2014: RMB29,259,000; 2013: RMB29,929,000). An impairment loss of approximately RMB12,781,000 was recognized against the original carrying amount of land use rights. There was no impairment loss recognized for the years ended December 31, 2014 and 2013. Determining whether land use rights are impaired requires an estimation of the recoverable amount of the land use rights. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Company to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. An impairment loss of approximately RMB3,735,000 was recognized to write down the goodwill to zero. No impairment was made on goodwill for the years ended December 31, 2014 and 2013.

Income tax

The Company has exposure to income taxes in the PRC. Significant judgment is required in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The carrying amounts of the Company’s income tax payable as of December 31, 2015, 2014 and 2013 were RMB5,293,000, RMB2,772,000 and RMB1,520,000, respectively.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2013, 2014 and 2015

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Impairment of trade receivables

The Company’s management assesses the collectability of trade receivables. This estimate is based on the credit history of the Company’s customers and the current market conditions. Management assesses the collectability of trade receivables at the balance sheet dates and makes the provision, if any. The identification of doubtful debts requires the use of judgment and estimates. Judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness, past collection history of each customer and on-going dealings with them. Where the expectation is different from the original estimate, such difference will impact the carrying value of trade and other receivables and doubtful debts expenses in the period in which such estimate has been changed. The carrying amounts of the Company’s trade receivables as of December 31, 2015, 2014 and 2013 were RMB509,903,000, RMB549,925,000 andRMB490,989,000, respectively.

Net realizable value of inventories

Net realizable value of inventories is the management’s estimation of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of a similar nature. It could change significantly as a result of various market factors. The carrying amounts of the Company’s inventories as of December 31, 2015, 2014 and 2013 were RMB306,853,000 RMB330,763,000 andRMB307,436,000, respectively.

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

Revenue comprises the fair value of the consideration received or receivable for the sale of goods. An analysis of the Company’s revenue and other income is as follows:

	For the years ended December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Revenue
Sale of goods	1,017,146	1,037,651	932,894
Other income
Interest income	707	429	467
Foreign exchange gains	-	-	189
	707	429	656

6.	FINANCE COSTS

Finance costs comprise interest expense on the Company’s bank borrowings:

	For the years ended December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Interest on bank borrowings	4,043	4,556	4,201

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2013, 2014 and 2015

7.	REALIZED AND UNREALIZED FAIR VALUE (LOSS)/GAIN ON DERIVATIVE FINANCIAL INSTRUMENTS

	For the years ended December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Realized and unrealized fair value (loss)/gain on derivative financial instruments (Note 29(d))	-	(59,477)	3,346

8.	LOSS BEFORE TAXATION

The Company’s loss before taxation is arrived at after charging:

	For the years ended December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Cost of inventories recognized as expense(1)	891,720	928,823	876,869
Depreciation expenses	67,976	69,450	69,553
Amortization of land use rights	669	670	669
Auditors’ remuneration
– Audit fees	905	5,992	3,245
– Audit-related fees	-	-	-
	905	5,992	3,245
Directors’ remuneration
– salaries and related cost	863	888	1,370
– retirement scheme contribution	9	-	10
– share-based payments	-	21	1,449
Key management personnel (other than directors)
– salaries and related cost	502	731	488
– retirement scheme contribution	11	19	8
– share-based payments	-	129	668
Research and development personnel
– salaries and related cost	1,145	1,302	1,040
– retirement scheme contribution	87	55	72
Other personnel
– salaries and related cost	54,839	65,720	61,267
– retirement scheme contribution	8,135	7,783	7,659
Total employee benefit expenses	65,591	76,648	74,031

(1)         Cost of inventories recognized as expense included staff costs of RMB52,685,000, RMB57,547,000 and RMB53,027,000, retirement scheme contribution of RMB7,051,000, RMB6,766,000 and RMB6,676,000, depreciation and amortization expense of RMB 67,732,000, RMB68,459,000 and RMB68,737,000, operating lease charges of RMB12,923,000, RMB11,552,000 and RMB11,552,000 and write-down of inventories of RMB7,667,000, RMB2,181,000 and RMB23,414,000 for the years ended December 31, 2015, 2014 and 2013, respectively, which amounts are also included in the respective total amounts disclosed separately for each of these types of expenses.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2013, 2014 and 2015

9.	INCOME TAX EXPENSE/(CREDIT)

	For the years ended December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Current Tax:
PRC Income Tax	24,983	14,403	9,750
Over-provision of PRC Income Tax in prior year	-	(42)	(2,870)
	24,983	14,361	6,880
Deferred tax expense	(1,730)	2,102	(8,545)
	23,253	16,463	(1,665)

Reconciliation between income tax expense (credit) and (loss) profit before taxation at applicable tax rates is as follows:

	For the years ended December 31,
	2015 RMB’000	2014 RMB’000	2013 RMB’000
Loss before taxation	(339,159)	(13,890)	(3,697)
Tax calculated at a tax rate of 25%	(84,790)	(3,473)	(924)
Tax effect on non-deductible expenses	992	11,519	44
Tax effect on non-taxable income		-	(507)
Tax effect on different tax rates of group entities operating in other jurisdictions	1,641	8,300	1,347
Impairment losses on property, plant and equipment that are not deductible	101,281	-	-
Impairment losses on land use right that are not deductible	3,195	-	-
Impairment losses on goodwill that are not deductible	934	-	-
Withholding tax on profits retained by a PRC subsidiary	-	159	1,245
Over-provision of PRC Income Tax in prior year	-	(42)	(2,870)
	23,253	16,463	(1,665)

British Virgin Islands Profits Tax

The Company has not been subject to any taxation in this jurisdiction for the years ended December 31, 2015, 2014 and 2013.

Hong Kong Profits Tax

The subsidiary in Hong Kong is subject to tax charged on Hong Kong sourced income with a statutory tax rate of 16.5% for the years ended December 31, 2015, 2014 and 2013. No Hong Kong profits tax has been provided as the Company has no assessable profit arising in Hong Kong for the years ended December 31, 2015, 2014 and 2013.

PRC Income Tax

The subsidiaries in the PRC are subject to the enterprise income tax in accordance with “PRC Enterprise Income Tax Law” (“EIT Law”), and the applicable income tax rate for the years ended December 31, 2015, 2014 and 2013 is 25%.

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

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2013, 2014 and 2015

9.	INCOME TAX EXPENSE/(CREDIT) (Continued)

Deferred tax (assets)/liabilities recognized in the consolidated statements of financial position and the movements during the years are as follows:

	Dividend withholding	Inventory	Net operating	Depreciation and
Deferred tax arising from:	tax	provision	loss	amortization	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2013	-	(1,059)	-	1,052	(7)
Credits for the year	1,245	(5,854)	(3,901)	(35)	(8,545)
As of December 31, 2013	1,245	(6,913)	(3,901)	1,017	(8,552)
Charges/(credits) for the year	159	(546)	2,524	(35)	2,102
As of December 31, 2014	1,404	(7,459)	(1,377)	982	(6,450)
Charges/(credits) for the year	-	(1,916)	1,377	(1,191)	(1,730)
As of December 31, 2015	1,404	(9,375)	-	(209)	(8,180)

For the purpose of presentation in the consolidated statements of financial position, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances in the consolidated statements of financial position for financial presentation purposes:

	As of December 31,
	2015 RMB’000	2014 RMB’000	2013 RMB’000
Deferred tax assets	(9,584)	(7,854)	(9,797)
Deferred tax liabilities	1,404	1,404	1,245
	(8,180)	(6,450)	(8,552)

Hengda and Hengdali, the Company’s PRC subsidiaries, have cumulative undistributed earnings of RMB743,900,577, RMB1,126,612,000 and RMB1,076,028,000, as of December 31, 2015, 2014 and 2013, which are included in consolidated retained earnings. Deferred tax liabilities of RMB1,404,000, RMB1,404,000 and RMB1,245,000 have been recognized to the extent of distributable profits earned by Hengda as of December 31, 2015, 2014 and 2013. No provision has been made for deferred taxes related to future repatriation of the remaining earnings, as the Company controls the dividend policy of these PRC subsidiaries and it has been determined that it is probable that these profits will not be distributed in the foreseeable future. If the Company were to distribute these cumulated earnings in the foreseeable future, the deferred tax liabilities of RMB37,195,028.86, RMB56,331,000 and RMB53,801,000 would be recognized as of December 31, 2015, 2014 and 2013, respectively.

10.	LOSS PER SHARE

	For the years ended December 31,
	2015	2014	2013
Loss attributable to holders of ordinary shares (RMB’000):	(362,412)	(30,353)	(2,032)

Weighted average number of ordinary shares outstanding used in computing basic and diluted (loss)/earnings per share	20,430,838	20,430,838	20,430,838

Loss per share - basic (RMB)	(17.74)	(1.49)	(0.10)
Loss per share - diluted (RMB)	(17.74)	(1.49)	(0.10)

11.	GOODWILL

	As of December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000

Carrying amount	3,735	3,735	3,735
Accumulated impairment losses	(3,735)	-	-
	-	3,735	3,735

On January 8, 2010, the Company consummated the acquisition of all voting equity interests of Hengdali (which is considered to be a CGU), and the excess of the consideration transferred over the fair value of the identifiable net assets acquired is recorded as goodwill (Note 26).

The Company performs a goodwill impairment test annually. At the end of the reporting period, the Company assessed the recoverable amount of goodwill, and determined that goodwill of the Company was impaired by RMB 3,735,000 (2014: nil, 2013: nil).

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2013, 2014 and 2015

12.	PROPERTY, PLANT AND EQUIPMENT

	Buildings RMB'000	Plant and machinery RMB'000	Motor vehicles RMB'000	Office equipment RMB'000	Total RMB'000
Cost
At January 1,2013	332,563	616,745	6,548	1,943	957,799
Additions	11,272	85,706	-	90	97,068
Disposals	-	(28,302)	-	-	(28,302)
At December 31,2013	343,835	674,149	6,548	2,033	1,026,565
Disposals	-	(21,483)	(197)	-	(21,680)
At December 31,2014	343,835	652,666	6,351	2,033	1,004,885
Additions	38,659	126,038	-	-	164,697
Disposals	(450)	-	(960)	-	(1,410)
At December 31,2015	382,044	778,704	5,391	2,033	1,168,172

Accumulated depreciation
At January 1,2013	18,538	138,744	3,953	581	161,816
Depreciation charge	8,014	60,669	562	308	69,553
Disposals	-	(7,382)	-	-	(7,382)
At December 31, 2013	26,552	192,031	4,515	889	223,987
Depreciation charge	8,197	60,433	520	299	69,450
Disposals	-	(6,783)	(186)	-	(6,970)
At December 31, 2014	34,749	245,681	4,849	1,188	286,467
Depreciation charge	8,180	59,342	250	204	67,976
Disposals	(338)	-	(913)	-	(1,251)
At December 31, 2015	42,591	305,023	4,186	1,392	353,192

Impairment
At January 1,2013	-	-	-	-	-
Impairment losses recognised in profit or loss	-	-	-	-	-
Disposals	-	-	-	-	-
At December 31, 2013	-	-	-	-	-
Impairment losses recognised in profit or loss	-	-	-	-	-
Disposals	-	-	-	-	-
At December 31, 2014	-	-	-	-	-
Impairment losses recognised in profit or loss	168,741	235,466	599	319	405,125
Disposals	-	-	-	-	-
At December 31, 2015	168,741	235,466	599	319	405,125

Carrying amount
At December 31, 2013	317,283	482,118	2,033	1,144	802,578
At December 31, 2014	309,086	406,985	1,502	845	718,418
At December 31, 2015	170,712	238,215	606	322	409,855

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2013, 2014 and 2015

12.	PROPERTY, PLANT AND EQUIPMENT (Continued)

All property, plant and equipment held by the Company are located in the PRC. The Company’s buildings are situated on land under medium-term land use rights.

For the buildings owned collectively by the Company and other three unrelated companies, the cost of buildings are stated according to the amounts paid by the Company for its part of buildings, which represent the Company’s interests in the buildings. Buildings are depreciated over their expected useful lives of 40 years. These buildings’ cost was RMB3,363,000, and accumulated depreciation of these buildings was RMB1,163,000,RMB1,418,000 and RMB1,306,000 at December 31, 2015, 2014 and 2013, respectively. These buildings with a carrying value of approximately RMB1,749,781, RMB1,945,000 and RMB2,057,000 were pledged to secure the Company’s interest-bearing bank borrowings at December 31, 2015, 2014 and 2013, respectively (Note 21).

At the end of the reporting period, the Company assessed the recoverable amount of property, plant and equipment, and determined that carrying amount was impaired by RMB 405,125,000 (2014: nil, 2013: nil)

Loss on disposal of property, plant and equipment in 2015, 2014 and 2013 was RMB109,000, RMB3,537,000 and RMB18,926,000, respectively

13.	LAND USE RIGHTS

The Company’s land use rights are under medium-term leases in the PRC, and are analyzed for reporting purposes as follows:

	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2013, December 31, 2013, 2014 and 2015	32,619	32,619	32,619
Accumulated amortization
At beginning of the year	(3,360)	(2,690)	(2,021)
Amortization	(669)	(670)	(669)
	(4,029)	(3,360)	(2,690)
Impairment for the year	(12,781)	-	-
Carrying amount
At December 31	15,809	29,259	29,929

All the land use rights of the Company were pledged to the banks as securities for the Company’s interest-bearing bank borrowings at December 31, 2015, 2014 and 2013 respectively (Note 21). At the end of the reporting period, the Company assessed the recoverable amount of land use right, and determined that carrying amount was impaired by RMB 12,781,000 (2014: nil, 2013: nil)

14.	LONG-TERM PREPAID EXPENSES

	As of December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Prepaid advertising fees	-	1,404	-

The amount represents the advertising fees paid in advance covering periods over one year.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2013, 2014 and 2015

15.	INVENTORIES

	As of December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Raw materials	30,226	38,405	52,881
Work in progress	5,657	5,657	5,663
Finished goods	270,970	286,701	248,892
	306,853	330,763	307,436

The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	For the years ended December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Carrying amount of inventories sold	884,053	926,642	853,455
Write down of inventories (included in cost of sales)	7,667	2,181	23,414
	891,720	928,823	876,869

Write down of inventories (included in administrative expenses)	-	257	-

16.	TRADE RECEIVABLES

	As of December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Trade receivables	509,903	549,925	490,989
Less: provision for impairment	-	-	-
	509,903	549,925	490,989

The Company’s trade receivables are denominated in Renminbi and non-interest bearing. In 2011, the credit period granted to distributors was generally for a period within 90 days. Since the end of 2012, the Company had extended the collection period to 150 days to address funding pressures of its distributors. Other customers were granted a credit period of 90 days in the years ended December 31, 2013, and extended to 120 days in the year ended December 2014 and 2015.

All of the trade receivables are expected to be recovered within one year. An aging analysis of the Company's trade receivables, based on the invoice date, is as follows:

	As of December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Within 90 days	243,762	280,946	257,707
Between 3 and 6 months	266,141	268,979	233,282
	509,903	549,925	490,989

An aging analysis of trade receivables that were neither past due nor impaired or past due but not impaired, is as follows:

		Past due but not impaired
	Neither past due nor impaired	Less than 30 days	31 to 120 days	Over 120 days	Sub-total	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
December 31, 2013	490,989	-	-	-	-	490,989
December 31, 2014	549,925	-	-	-	-	549,925
December 31, 2015	509,903	-	-	-	-	509,903

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2013, 2014 and 2015

16.	TRADE RECEIVABLES (Continued)

Receivables that were neither past due nor impaired relate to a large number of customers for whom there was no recent history of default. All amounts are short-term. The Company does not hold any collateral over these receivables.

The net carrying value of trade receivables is considered a reasonable approximation of fair value.

As of December 31, 2015, the Company is exposed to certain credit risks as 8% and 22% of the total trade receivables were due from the Company's largest and the five largest customers, respectively.

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

17.	OTHER RECEIVABLES AND PREPAYMENTS

	As of December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Prepayments	1,528	2,178	2,160
Deposit to stock transfer agent	-	-	11,831
VAT recoverable	17,302	-	1,534
	18,830	2,178	15,525

An amount of RMB11,831,000 was paid to the stock transfer agent to meet dividend obligations declared before December 31, 2013 and paid in January 2014 (Note 24).

All of the other receivables and prepayments are expected to be recovered or recognized as expense within one year. The net carrying value of these balances is considered a reasonable approximation of fair value.

18.	RESTRICTED CASH AND CASH AND BANK BALANCES

	As of December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Cash on hand	46	62	42
Cash at banks	468	61,093	28,806
Cash and bank balances	514	61,155	28,848
Restricted cash	41,672	28,872	37,359
	42,186	90,027	66,207

Restricted cash and cash and bank balances are denominated in the following currencies:

	As of December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Renminbi	42,181	89,864	55,467
Hong Kong dollars	-	-	2
US dollars	5	163	10,738
	42,186	90,027	66,207

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

As of December 31, 2015, the Company has restricted cash of RMB41,672,000 (2014: RMB28,872,000; 2013: RMB37,359,000), of which RMB41,672,000 (2014: RMB28,872,000; 2013: RMB28,872,000) was used as collateral for the Company’s bank borrowings (Note 21) and nil was used as collateral for the Company’s financial derivatives (2014: nil; 2013: RMB8,487,000). They were temporarily not available for general use by the Company.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2013, 2014 and 2015

19.	TRADE PAYABLES

	As of December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Trade payables	110,267	122,168	152,572

Trade payables are denominated in Renminbi, non-interest bearing and generally settled within 120-day terms. All of the trade payables are expected to be settled within one year. The carrying value of trade payables is considered to be a reasonable approximation of fair value.

20.	ACCRUED LIABILITIES AND OTHER PAYABLES

	As of December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Deposits received from distributors	20,200	21,000	19,800
VAT payables	713	9,076	303
Provision for litigation (Note 31)	5,274	5,274	-
Accrued salary	3,469	5,177	4,953
Accrued rent, electricity and water	2,287	4,211	4,051
Accrued other taxes	1,651	1,901	999
Dividend payable (Notes 17 and 24)	-	1,505	11,831
Others	1,583	1,845	1,203
	35,177	49,989	43,140

Accrued liabilities and other payables are denominated in the following currencies:

	As of December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Renminbi	29,903	43,161	31,170
US dollars	5,274	6,828	11,970
	35,177	49,989	43,140

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

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2013, 2014 and 2015

21.	INTEREST- BEARING BANK BORROWINGS (SECURED)

	As of December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Short-term bank borrowings - repayable within one year – shown under current liabilities	40,076	84,704	99,652
Long-term bank borrowings - repayable more than one year but not more than 5 years - shown under non-current liabilities	-	-	-
	40,076	84,704	99,652

Bank borrowings are denominated in the following currencies:

	As of December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Renminbi	-	45,000	60,000
US dollars	40,076	39,704	39,652
	40,076	84,704	99,652

The exposure of the Company’s loans is as follows:

	As of December 31
	2015		2014		2013
	Effective interest rates %	RMB’000	Effective interest rates %	RMB’000	Effective interest rates %	RMB’000
Fixed rate borrowings:		-	8.16%	10,000	7.80%	10,000
Variable rate borrowings:	2.57% - 3.17%	40,076	2.48% - 7.80%	74,704	2.44% - 7.07%	89,652
		40,076		84,704		99,652

All of the Company’s bank borrowings are carried at amortized cost. The carrying values of the Company’s bank borrowings approximate their fair value.

The Company’s banking facilities are pledged by bank deposits (Note 18), the Company’s buildings and land use rights (Notes 12 and 13), land use rights of third parties and guaranteed by related parties (Note 27), a subsidiary of the Company and third parties. As of December 31, 2015, 2014 and 2013, such banking facilities were utilized to the extent of RMB40,076,000, RMB84,704,000 and RMB99,652,000, respectively

As of the end of the reporting periods, the Company has the following undrawn bank borrowing facilities:

	As of December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Variable-rate - expiring within one year	141,124	98,365	81,154

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2013, 2014 and 2015

22.	SHARE CAPITAL

	As of December 31,
	2015		2014		2013
	Number	US$	Number	US$	Number	US$
	of shares	‘000	of shares	‘000	of shares	‘000
Authorized:
Ordinary shares of US$0.001 each
At January 1 and December 31	51,000,000	51	51,000,000	51	51,000,000	51

	As of December 31,
	2015			2014			2013
	Number	RMB		Number	RMB		Number	RMB
	of shares	‘000		of shares	‘000		of shares	‘000
Issued:	20,430,838	137		20,430,838	137		20,430,838	137
Outstanding and fully paid:
Ordinary shares of US$0.001 each
At January 1	20,430,838	137		20,430,838	137		20,430,838	137
Issuance to Mr. Wong Kung Tok for achieving the 2011 performance threshold	-	-		-	-		-	-
At December 31	20,430,838	137	(1)	20,430,838	137	(1)	20,430,838	137	(1)

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
For the Three Years Ended December 31, 2013, 2014 and 2015

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
For the Three Years Ended December 31, 2013, 2014 and 2015

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
For the Three Years Ended December 31, 2013, 2014 and 2015

25.	SHARE-BASED EMPLOYEE REMUNERATION

At the annual meeting on December 27, 2010, the shareholders of the Company approved the 2010 Incentive Compensation Plan (“the Plan”), which was designed to retain directors and senior management. In accordance with the Plan, the Company granted an aggregate of 1,130,000 stock options to the Company’s then directors (Huang Jia Dong, Su Wei Feng, Su Pei Zhi, Paul K. Kelly, Cheng Yan Davis, Ding Wei Dong and William L. Stulginsky) and executives (Hen Man Edmund), upon the approval by the Board of Directors on January 27, 2011, the grant date. The exercise price of the share options granted was US$7.65 per share and the share options were valid for a period of 5 years from January 27, 2011 to January 27, 2016. Such options were fully exercisable as of December 31, 2015. Such options terminated on January 27, 2016.

Share options and weighted average exercise prices are as follows for the reporting periods presented:

	Number of shares	Weighted average exercise price US$
Outstanding at January 1 , 2013	1,130,000	7.65
Granted	-	-
Forfeited	(20,000)	7.65
Exercised	-	-
Outstanding at December 31, 2013 and 2014	1,110,000	7.65
Exercisable at December 31, 2013	832,500	7.65
Exercisable at December 31, 2014	1,110,000	7.65
Exercisable at December 31, 2015	1,110,000	7.65

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

For the years ended December 31, 2015, 2014 and 2013, employee remuneration expense (all of which related to equity-settled share-based payment transactions) of nil, RMB150,000 and RMB2,117,000, respectively, has been included in profit or loss and credited to the share-based payment reserve.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2013, 2014 and 2015

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

27.	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Apart from those discussed elsewhere in these financial statements, the following are significant related party transactions entered into between the Company and its related parties at agreed rates:

	For the years ended December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Service fees paid to Stuart Management Co.	76	-	503

	As of December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Amounts owed to related parties	33,963	24,902	8,539

Pursuant to an administrative services agreement dated as of December 1, 2009 between the Company and Stuart Management Co., an affiliate of Paul K. Kelly, an ex-director who resigned on Nov 27, 2013, the Company paid US$12,000 (equivalent to RMB76,000) during the year ended December 31, 2015 plus out-of-pocket expenses to Stuart Management Co. for administrative services. The initial one-year term began on December 1, 2009, and the agreement automatically renews for successive one-year terms unless either party notifies the other of its intent not to renew. During the term of the agreement, Stuart Management Co. will provide the Company with general administrative services, including acting as the Company’s administrative agent in the United States and the British Virgin Islands, and allow the Company to utilize certain of its office space for meetings. The agreement was renewed to reduce the amount to US$4,900 (equivalent to RMB30,000) a month in December 2013. The amount was further reduced to US$1,000 (equivalent to RMB6,000) a month commencing October 2014.

Mr. Huang Jia Dong, the founder and Chairman of Hengda and the Chief Executive Officer and one of the directors of the Company, and a holder of approximately 36.6% equity interests of the Company as of April 18, 2016 and Mr. Wong Kung Tok, formerly one of the Company’s significant shareholders, provide working capital loans to the Company from time to time during the normal course of its business. These loans amounted to RMB31,974,000, RMB24,902,000 and RMB8,539,000 as of December 31, 2015, 2014 and 2013, respectively. These loans are interest free, unsecured and repayable on demand. Mr. Huang and Mr. Wong are brothers-in-law. Mr. Huang and Mr. Wong are brothers-in-law. In July 2014, an entity affiliated with Mr. Huang assumed RMB20.7 million in loans due from the Company to Mr. Wong and then forgave those loans (see Note 23(f)). As of December 31, 2015, the Company had a loan of RMB1,989,000 (2014 and 2013: nil) payable to Sound Treasure Limited, an affiliate of Mr. Huang Jia Dong and a shareholder of the Company. This loan is interest free, unsecured and repayable on demand.

(b)	Mr. Huang Jia Dong and Su Pei Zhi provide personal guarantees to the Company for certain bank loans. The guarantees amounted to RMB90,000,000, RMB102,800,000 and RMB102,800,000 as of December 31, 2015, 2014 and 2013, respectively. Mr. Su resigned as a director on April 27, 2014 but remains as the Company’s sales deputy general manager.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2013, 2014 and 2015

28.	COMMITMENTS

(a)	Operating lease commitments

The Company leases production factories, warehouses and employees’ hostel from unrelated parties under non-cancellable operating lease arrangements. The leases have varying terms and the total future minimum lease payments of the Company under non-cancellable operating leases are payable as follows:

	As of December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Within one year	13,902	5,607	11,552
After one year and within five years	47,499	453	6,060
	61,401	6,060	17,612

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

The Company’s capital expenditures consist of expenditures on property, plant and equipment and capital contribution. Capital expenditures contracted for at the balance sheet date but not recognized in the financial statements are as follows:

	As of December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Contracted for capital commitment in respect of capital contribution to its wholly foreign owned subsidiary in the PRC:
– Hengda	-	-	14,047
Contracted but not provided for in the financial statements – acquisition of property, plant and equipment	-	-	-

The Company paid up the remaining capital of Hengda of RMB14,047,000 in 2014.

(c)	Other commitments

The Company had the following other commitments:

	Year ended December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Advertising expenditure contracted but not provided for in the financial statements	5,584	2,439	6,200

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2013, 2014 and 2015

29.	FINANCIAL RISK MANAGEMENT

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

The Company’s concentration of credit risk by geographical location is wholly in the PRC as of December 31, 2015, 2014 and 2013. Further details of the Company’s concentration of credit risk are set out in Note 16.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2013, 2014 and 2015

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

	As of December 31,2015
		More than 1	Total contractual
		year but less	undiscounted	Carrying
	Within 1 year	than 3 years	cash flow	amount
	RMB’000	RMB’000	RMB’000	RMB’000
Trade payables	110,267	-	110,267	110,267
Amounts owed to related parties	33,963	-	33,963	33,963
Interest-bearing bank borrowings	40,085	-	40,085	40,076
Total	184,315	-	184,315	184,306

	As of December 31,2014
		More than 1	Total contractual
		year but less	undiscounted	Carrying
	Within 1 year	than 3 years	cash flow	amount
	RMB’000	RMB’000	RMB’000	RMB’000
Trade payables	122,168	-	122,168	122,168
Amounts owed to related parties	24,902	-	24,902	24,902
Interest-bearing bank borrowings	85,671	-	85,671	84,704
Total	232,741	-	232,741	231,774

	As of December 31,2013
		More than 1	Total contractual
		year but less	undiscounted	Carrying
	Within 1 year	than 3 years	cash flow	amount
	RMB’000	RMB’000	RMB’000	RMB’000
Trade payables	152,572	-	152,572	152,572
Amounts owed to related parties	8,539	-	8,539	8,539
Interest-bearing bank borrowings	103,280	-	103,280	99,652
Total	264,391	-	264,391	260,763

(c)	Interest rate risk

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
For the Three Years Ended December 31, 2013, 2014 and 2015

29.	FINANCIAL RISK MANAGEMENT (Continued)

(c)	Interest rate risk (Continued)

The Company is also exposed to cash flow interest rate risk related to bank balances and cash held at financial institutions carried at the prevailing market rates and variable-rate bank borrowings.

At December 31, 2015, if average interest rate on the Company’s variable-rate bank borrowings had been 50 basis points higher/lower, loss before tax for the year ended December 31, 2015 would have been increased/decreased by RMB200,000/RMB 200,000 (2014: increased/decreased loss before tax by approximately 374,000/RMB 374,000 2013: decreased/increased profit before tax by approximately RMB448,000/RMB448,000). A 50 basis points (2014 and 2013: 50 basis points) increase or decrease in interest rates is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates. The analysis is performed on the same basis for 2014 and 2013.

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

As of December 31, 2015, 2014 and 2013, nearly all of the Company’s monetary assets and monetary liabilities were denominated in RMB except that as of December 31,2015, 2014 and 2013, certain bank balances (Note 18), bank borrowings (Note 21) and other payables (Note 20) were denominated in US dollars.

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

Sensitivity analysis

The Group’s foreign currency risk is mainly concentrated on the fluctuation of US$ and HK$. The following table details the Group’s sensitivity to a 4% increase and decrease in RMB against the relevant foreign currencies. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the years end for a 4% change. On this basis, if RMB strengthens against foreign currencies by 4%, the Group’s loss before taxation for the year would decrease by the following amount, and vice versa.

	As of December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Loss before taxation	3	1,855	32,215	[1]

1 Mainly as a result of fair value (including foreign exchange) losses/gains on foreign currency forward contracts.

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Company which expose the Company to foreign currency risk at the end of the reporting period. The stated changes represent management’s assessment of reasonably possible changes in foreign exchange rates over the period until the end of next annual reporting period. The analysis is performed on the same basis for 2014 and 2013.

In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure at the end of the reporting period does not reflect the exposure during the year.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2013, 2014 and 2015

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

There were no transfers between instrument levels during the years ended December 31, 2015, 2014 and 2013.

As of December 31, 2015, 2014 and 2013 there were no other financial instruments measured on a recurring basis.

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

(ii)          Financial assets and liabilities measured at other than fair value

The carrying amounts of the Company’s other financial instruments carried at cost or amortized cost approximate their fair values as of December 31, 2015, 2014 and 2013.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2013, 2014 and 2015

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

The Company is not subject to externally imposed capital requirements, except for, as disclosed in Note 23(a), the Company’s PRC subsidiaries are required by the Foreign Enterprise Law of the PRC to contribute to and maintain a non-distributable statutory reserve fund whose utilization is subject to approval by the Board of Directors. This externally imposed capital requirement has been complied with by the PRC subsidiaries for the years ended December 31, 2015, 2014 and 2013.

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

	As of December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Interest-bearing bank borrowings	40,076	84,704	99,652
Amounts owed to related parties	33,963	24,902	8,539
Total debt	74,039	109,606	108,191
Less: Cash and cash equivalents (excluding restricted bank balances)	(514)	(61,155)	(28,848)
Net debts	73,525	48,451	79,343
Equity attributable to shareholders of the Company	1,086,703	1,447,624	1,419,572
Gearing ratio	6.8%	3.3%	5.6%

31.	LITIGATIONS

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

A Stipulation of Settlement and related documents were subsequently filed with the court, and were revised on July 22, 2015. The settlement is subject to approval by the court.  On September 1, 2015, the United States District Court for the Southern District of New York issued a preliminary approval order that among other things preliminarily approved the proposed settlement of the class action litigation. A final hearing was held on January 6, 2016, but the Court has not yet issued a final order approving the settlement.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2013, 2014 and 2015

32.	EVENTS AFTER THE REPORTING PERIOD

Legal Proceedings

The late filing of the Company’s Annual Report on Form 20-F for fiscal year 2013 caused the Company’s stock to be halted by Nasdaq for the period from May 1, 2013 to August 6, 2013. This occurred due to questions raised by our previous auditors which have since been addressed and are detailed in our 2013 annual report. Following the trading halt, several class action complaints were filed against us and certain individuals associated with the Company. On February 6, 2015, the Company and the individual defendants reached an agreement in principle to settle all the outstanding litigation against the Company and all defendants in consideration for the payment by the Company of US$850,000, consisting of a combination of cash and the Company’s common stock. The settlement is subject to the execution of a mutually acceptable settlement agreement and the approval of the settlement by the Court. A Stipulation of Settlement and related documents were subsequently filed with the court, and were revised on July 22, 2015. The settlement is subject to approval by the court.  On September 1, 2015, the United States District Court for the Southern District of New York issued a preliminary approval order that among other things preliminarily approved the proposed settlement of the class action litigation. A charge for the settlement amount is included as an expense item in our fiscal 2014 financial statements.

A final hearing was held on January 6, 2016, but the Court has not yet issued a final order approving the settlement.

Public Offering

On February 3,2016, the Company sold 1,428,571 ordinary shares at a price of $0.63 per share, 1,428,571 Class A Warrants to purchase one common share and 1,428,571 Class B Warrants to purchase one common share in a public offering. The offering also included up to 2,857,142 common shares issuable upon the exercise of the Class A Warrants and Class B Warrants. The Class A Warrants have an exercise price of $0.63 per share and the Class B Warrants have an exercise price of $0.78 per share. The Class A Warrants are exercisable until the six-month anniversary of the date of issuance. The Class B Warrants are currently exercisable and will terminate on the five-year anniversary of the date of issuance.