Form 20-F
period 2016-12-31
China Ceramics Co., Ltd
filed 2017-05-15
CIK 1470683

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016.

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

None.

On May 10, 2017, the issuer had 3,169,217 shares outstanding.

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

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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

All references to “Renminbi,” “RMB” or “yuan” are to the legal currency of the People’s Republic of China, and all references to “U.S. dollars,” “dollars,” “$” are to the legal currency of the United States. This Report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On May 5, 2017, the buying rate announced by the Federal Reserve Statistical Release was RMB 6.9021 to $1.00.

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

ii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION

A.	Selected financial data

The following selected consolidated financial data as of and for the years ended December 31, 2016, 2015 and 2014 have been derived from the audited consolidated financial statements of China Ceramics included in this Annual Report and the financial data as of and for the years ended December 31, 2013 and 2012 have been derived from previously filed audited consolidated financial statements. This information is only a summary and should be read together with the consolidated financial statements, the related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of China Ceramics” and other financial information included in this Annual Report.

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

CHINA CERAMICS CO., LTD. AND SUBSIDIARIES

Selected Consolidated Financial Data

(RMB in Thousands except per Share and Operating Data)

	As of December 31
	2016	2015	2014	2013	2012
Consolidated Statements of Financial Position Data
Cash and cash equivalents	110	514	61,155	28,848	89,448
Total current assets	781,769	877,772	972,893	880,201	840,028
Total assets	931,281	1,313,020	1,733,563	1,726,240	1,671,403
Total current liabilities	158,832	224,776	284,535	305,423	177,161
Long-term obligations	-	1,404	1,404	1,245	51,052
Total liabilities	158,832	226,180	285,939	306,668	228,213
Total equity	772,449	1,086,840	1,447,624	1,419,572	1,443,190
Outstanding shares	2,820,939	2,565,136	2,565,136	2,565,136	2,565,136

	For the years ended December 31,
	2016	2015	2014	2013	2012
Consolidated Statement of Comprehensive Income Data
Revenues	793,745	1,017,146	1,037,651	932,894	1,444,891
Gross profit	(30,111)	125,426	104,431	54,076	380,999
Operating income	89,714	85,347	56,095	12,496	330,328
(Loss)/profit before taxation	(316,221)	(339,159)	(13,890)	(3,697)	328,763
(Loss)/profit attributable to shareholders	(321,802)	(362,412)	(30,353)	(2,032)	243,831
Earnings per share –
Basic	(116.51)	(141.91)	(11.89)	(0.8)	95.47
Diluted	(116.51)	(141.91)	(11.89)	(0.8)	95.47
Weighted average shares outstanding –
Basic	2,761,998	2,553,855	2,553,855	2,553,855	2,553,855
Diluted	2,761,998	2,553,855	2,553,855	2,553,855	2,553,855
Cash dividends declared per share (RMB)	-	-	1.28	9.76	-

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On May 5, 2017, the buying rate announced by the Federal Reserve Statistical Release was RMB 6.9021 to $1.00.

	Spot Exchange Rate
Period	Period Ended	Average (1)	Low	High
	(RMB per US$1.00)
2011	6.2939	6.4475	6.2939	6.6017
2012	6.2301	6.3093	6.2221	6.3879
2013	6.0537	6.1478	6.0537	6.2438
2014	6.2046	6.1619	6.0402	6.2591
2015	6.4778	6.2827	6.1870	6.4896
2016
January	6.6026	6.5641	6.5219	6.5932
February	6.5552	6.5515	6.4943	6.5795
March	6.4472	6.5079	6.4498	6.5500
April	6.4781	6.4775	6.4580	6.4940
May	6.5807	6.5252	6.4820	6.5778
June	6.6550	6.5879	6.5588	6.6481
July	6.6366	6.6763	6.6371	6.7015
August	6.6795	6.6492	6.6229	6.6776
September	6.6600	6.6748	6.6600	6.6833
October	6.7759	6.7238	6.6685	6.7800
November	6.8884	6.8394	6.7534	6.9195
December	6.9421	6.9311	6.8771	6.9570
2017
January	6.8767	6.9008	6.8360	6.9575
February	6.8665	6.8727	6.8517	6.8821
March	6.8821	6.8940	6.8700	6.9132
April	6.8937	6.888	6.8944	6.9060

Source: Federal Reserve Statistical Release.

(1)	Annual averages, lows, and highs are calculated from month-end rates. Monthly averages, lows, and highs are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report.

Risk Factors Relating to Our Business

We generate a large percentage of our revenues from a limited number of customers and our business will suffer if sales to such customers decline.

Our five largest customers accounted for an aggregate of 20.0%, 19.8% and 26.3% of our total revenue in fiscal years 2014, 2015 and 2016, respectively. We are particularly exposed to the credit risks of these customers as defaults in payment by our major customers would have a significant impact on our cash flows and financial results. Our agreements with our major customers do not specify minimum sales volume. There is no assurance that we will continue to retain these customers or that they will continue to purchase our products at their current levels in the future. If there is any reduction or cancellation of purchase orders by these customers for any reason, including a fall in demand from our customers’ downstream developer clients, or a termination of a relationship with these customers, our revenues will be negatively impacted.

Payment defaults by the customers to whom we extend credit would harm our cash flows and results.

Our financial position and profitability is dependent on the creditworthiness of our customers. We are exposed to the credit risks of our customers and this risk increases the larger the orders are. We usually offer our customers credit terms of approximately 120 to 150 days. During the past two years our trade receivable turnover has increased substantially. In 2015 it was 163 days. In 2016 it increased to 209 days. In 2016 we increased our bad debt reserve by RMB 23.94 (US$ 3.5 million). We may experience increased credit risk from our customers resulting in an increased level of doubtful or bad debts in the future. Should we experience any unexpected delay or difficulty in collecting receivables from our customers, our cash flows and financial results may be adversely affected.

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

In fiscal years 2014, 2015 and 2016 our cost of raw materials and energy source, which consist of clay (comprising mainly of kaolin, flint and feldspar), coal and natural gas (used to heat our kilns), coloring materials and glazing materials, accounted for approximately 73.8%, 67.9% and 62.7% of our total cost of sales, respectively. The price of clay, coal, natural gas, coloring materials and glazing materials may fluctuate due to factors such as global supply and demand for such raw materials and changes in global economic conditions. Coal and natural gas in aggregate accounted for approximately 22.2%, 21.33% and 19.7% of our total costs of raw materials and energy source in fiscal years 2014, 2015 and 2016, respectively. Any shortages or interruptions in the supply of clay, coal and natural gas, coloring materials or glazing materials will result in an increase in the cost of production, thus increasing our cost of sales. If we are not able to pass on such an increase to our customers or are unable to find alternative sources of clay, coal, coloring materials, or glazing materials or appropriate substitute raw materials at comparable prices, our gross margins and overall financial performance will be adversely affected.

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

Our Chief Executive Officer, Huang Jia Dong, and our Sales Deputy General Manager, Su Pei Zhi, have worked with our company since founding it over eighteen years ago. Accordingly, our success is dependent to a large extent on our ability to retain Messrs. Huang and Su, who are responsible for formulating and implementing our growth, corporate development and overall business strategies. Mr. Huang currently beneficially owns 989,257  shares in us. Our employment agreements with Messrs. Huang and Su end on January 31, 2019, and there is no assurance that we will be able to enter new long-term agreements with Messrs. Huang or Su. Our business is also dependent on our executive officers who are responsible for implementing our business plans and driving growth. Please refer to “Directors, Senior Management and Employees” herein for more information about our directors and officers. The demand for such experienced personnel is intense and the search for personnel with the relevant skills set can be time consuming. The loss of our key management personnel without timely and suitable replacements may reduce our revenues and profits.

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

Our facilities currently provide an aggregate annual maximum production capacity of approximately 62 million square meters. However, due to a reduction in demand, we are currently utilizing production facilities capable of producing only 29 million square meters. In addition, we currently have fourteen production lines of which only 8 were utilized as of the end of 2016 due to challenging macroeconomic conditions that began in the fourth quarter of 2012. The fact that a significant portion of our facilities are not being used means that our net income will be significantly less than it would otherwise be because we must maintain those unused facilities even though they are not currently being productive. Because certain of our facilities have remained idle for an extended period of time, the Company recorded an impairment charge of RMB 230.4 million ($ 34.3 million) in its fourth quarter of 2016 related to property, plant and equipment, land use rights and goodwill at its Hengda and Hengdali production facilities. The impairment of the non-current assets is attributable to challenging market conditions in China which are expected to result in a contraction in demand for the Company’s products in 2016. If our facilities continue to remain idle we may be required to take an additional impairment charge on our financial statements.

In order to maintain our market share and move inventory, we reduced the selling price of certain of our slow moving products beginning on July 1, 2016 with the goal to turn some of this inventory into cash. Beginning on October 1, 2016, in order to generate sales and move inventory, we instituted a 20% reduction of our slow-moving products. This price reduction led to a 35% increase in our sales volume in the fourth quarter of 2016 compared to the same period of 2015. The fourth quarter growth in sales volume was the first positive comparison to the previous comparable period after four straight fiscal quarters of period over period decline in this key metric. The discounting of our products in 2016 led to an 11.5% decrease in our average selling price (“ASP”) for fiscal 2016 of RMB 27.5 on a weighted average basis by sales volume, our lowest ASP since fiscal 2013, when our ASP on a weighted average basis by sales volume was RMB 26.9 per square meter of ceramic tile. In the latter period, an industry retrenchment also induced us to offer price reductions in certain of our ceramic tile products. Consequently, our revenues and net income for those periods tend to lower than they would otherwise be due to such reductions. In addition, if customers grow accustomed to such significant reductions, we may need to offer significant discounts in the future, which could reduce our net income and revenues long term. We believe our strong marketing efforts and long-standing reputation for best-in-class products and service will allow us to increase our selling prices, as we did on July 1, 2014 and regain our pricing power, but there is no assurance that we will not be required in the future to reduce our prices again to maintain market share. In 2014, we increased our average selling price by 10.4% on a weighted average basis by sales volume as compared to 2013. In 2015, we increased our average selling price by 4.2% on a weighted average basis by sales volume as compared to 2014.

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

Approximately 94.6% of our revenue in each of the last three fiscal years was derived from the PRC market and we anticipate that the PRC market will continue to be the major source of revenue for the foreseeable future. Accordingly, any significant slowdown in the PRC economy or decline in demand for our products from our customers in the PRC will have an adverse effect on our business and financial performance. Furthermore, as our operations and production facilities are located in the PRC, any unfavorable changes in the social and/or political conditions may also adversely affect our business and operations. While the current policy of the PRC government seems to be one of economic reform to encourage foreign investments and greater economic decentralization, there is no assurance that such a policy will continue to prevail in the future. There is no assurance that our operations will not be adversely affected should there be any policy changes.

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

The price of our shares has been and may continue to be volatile, and that volatility may continue for an extended period of time. Since the completion of the business combination through May 11, 2017, the trading price of our shares ranged between $36.32 and $2.12 per share. In June 2016, following Special Meeting of shareholders held on May 23, 2016, the Company effected a 1-for-8 combination of all of the Company’s outstanding ordinary shares. The Company’s shareholders also authorized an amendment to the Company’s Amended and Restated Memorandum and Articles of Association to increase the par value of the Company’s shares from $0.001 per share to $0.008 per share.

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

On February 3, 2015, the State Administration of Tax issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-tax Resident Enterprise, or Public Notice 7. Public Notice 7 has introduced a new tax regime that is significantly different from that under Circular 698. Public Notice 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Public Notice 7 provides clearer criteria the Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China, As a result, gains derived from such indirect transfer may be subject on PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties with respect to the reporting and consequences of private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions, under Circular 698 and Public Notice 7. For the transfer to shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Circular 698 and Public Notice 7. As a result, we may be required to expend valuable resources to comply with Circular 698 and Public Notice 7 to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company and other non-resident enterprises in our group should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Circular 698 and Public Notice 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

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

The total maximum annual production capacity from our two facilities was 72 million square meters of ceramic tiles as of December 31, 2014. However, due to current economic conditions, we are currently utilizing production facilities capable of producing 35 million square meters.

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

February 2016 Public Offering

On February 4, 2016, we announced the pricing of public offering of our shares (and common stock equivalents) with total gross proceeds of approximately $900,000 (the “Offering”). The net proceeds to the Company from this offering, before deducting the placement agent’s fees and expenses, were approximately $785,000.

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

June 2016 Reverse Stock Split

Effective as of June 28, 2016, the Company implemented a one-for-eight reverse stock split of its ordinary shares. The new CUSIP number for the Company's common stock following the reverse split is G2113X134. The reverse stock split reduced the number of outstanding ordinary shares of the Company from approximately 21.9 million shares to approximately 2.7 million shares and the par value per share will increase from $0.001 to $0.008. In lieu of issuing fractional shares, the Company rounded fractions of shares down to the nearest whole share. All outstanding stock options, warrants and other rights to purchase the Company's ordinary shares was adjusted proportionately as a result of the reverse stock split. The number of total authorized ordinary shares of the Company was not changed as a result of the reverse split.

April 2017 Convertible Note Offering

On April 3, 2017, we completed a registered offering of $631,579 principal amount of our 5% original issue discount convertible promissory note due January 3, 2018 (the “Note”) for the purchase price of $600,000 (the “Offering”). The net proceeds to the Company from this Offering were approximately $530,000 to be used for general corporate and working capital purposes. The Offering also included up to 560,000 shares issuable upon conversion of the Note.

The Note was sold pursuant to the terms of the Purchase Agreement and carried interest at a rate of 5% per year, maturing on the 9-month anniversary of its issuance (the “Maturity Date”) unless earlier converted into our common shares. The amounts due under the Note is payable in weekly payments in the amount of 1/10th of the total principal of the Note, and together with interest outstanding thereon, commencing on the seventh month following the original issue date of the Note. The Company may pay weekly amortization payments under the Note in cash or shares. If the Company elects to make cash payments, such weekly payments must be made in the amounts equal to the then outstanding principal of the Note and accrued interest, multiplied by 115%. If the Company elects to make such weekly payments in shares, it must meet certain equity conditions, as described in this prospectus. The Note is our general unsecured obligation and will rank equally in right of payment with all of our future unsecured indebtedness, senior in right of payment to any of our future indebtedness that is expressly subordinated to the Note, effectively junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness, and structurally junior to all indebtedness and other liabilities of our current or future subsidiaries. The Note may be prepaid by the Company upon advance written notice by making a cash payment in an amount equal to the sum of the then outstanding principal amount of the Note and any accrued and unpaid interest multiplied by 105% if the prepayment takes place within 60 days of the closing, or by 115% if the prepayment takes place at any time after the 60-day period. At its option, the holder of the Note may convert the Note into the right to acquire shares of the Company at any time prior to the Maturity Date at the conversion price which is equal to 85% of the volume weighed average price (VWAP) per share over the five (5) trading day period prior to each conversion of the Note, subject to $1.00 per share floor price and other conversion limitations to ensure compliance with the Nasdaq Stock Exchange and other applicable laws, rules and regulations. The conversion price of the Note will be subject to adjustment in the event of any stock split, stock dividends, subsequent equity sales, subsequent rights offerings, or fundamental transaction. The Company’s is not required to issue more than 560,000 shares pursuant to amortization or conversion provisions of the Note, unless it obtains shareholder approval of any additional issuances in compliance with the Nasdaq continued listing requirements.

A holder will not have the right to convert any portion of a Note, and we will not have the option to pay any weekly installment payment in shares to such holder, if the holder, together with its affiliates, would beneficially own in excess of 4.99% of the number of shares of our shares outstanding immediately after giving effect to such conversion or payment, as applicable, as such percentage ownership is determined in accordance with the terms of the Note. Any holder may increase or decrease such percentage to any other percentage upon written notice to us, provided that in no event shall such percentage be increased above 9.99%, and provided further that any increase of such percentage will not be effective until 61 days after such holder provides us notice of such increase. The Note contains standard and customary events of default, including, but not limited to, failure to provide shares upon conversion of the Note, failure to make payments when due under the Note, and bankruptcy or insolvency of the Company. The Note will become immediately due and payable upon the occurrence of an Event of Default specified in the Note, and interest will accrue at the rate of 18% annually upon the occurrence of an Event of Default.

The Offering was made pursuant to an effective “shelf” registration statement on Form F-3 (File No. 333-206516), as amended, which became effective on October 15, 2015, and a related prospectus supplement dated April 3, 2017 in connection with the Offering.

B.	Business Overview

Overview

We are a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles, sold under the “HD” or “Hengda,” “HDL” or “Hengdeli”, “Pottery Capital of Tang Dynasty”, “TOERTO” and ”WULIQIAO” brands are available in over two thousand styles, colors and size combinations. Currently, we have five principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, and (v) polished glazed tiles. Porcelain tiles are our best-selling products, accounting for over 64.8% of our total revenue in 2016.

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

Our manufacturing facilities operated by Jinjiang Hengda Ceramics Co., Ltd. are located in Jinjiang, Fujian Province, and our manufacturing facilities operated by Jiangxi Hengdali Ceramic Materials Co., Ltd. are located in Gaoan, Jiangxi Province. Combined, these facilities currently provide an aggregate annual maximum production capacity of approximately 62 million square meters. However, due to current economic conditions, we are currently utilizing production facilities capable of producing 37 million square meters. We currently have fourteen production lines (8 of which were utilized as of the end of 2016), with each production line optimized to manufacture specific size ranges to maximize efficiency and output.

We primarily sell our products through an exclusive distributor network or directly to property developers. We have long-term relationships with our customers; most of our top ten customers in 2016 have been purchasing from us for over ten years. We have been in discussions with some large property developers in China to be their exclusive or primary provider of ceramic tiles and, although no arrangements or agreements have been entered into, we expect to enter into arrangements of that type in the foreseeable future.

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

In 2016, China’s gross domestic product (GDP) totaled approximately $10.8 trillion and was the world’s second largest economy after the United States. Although 2016 GDP grew by 6.7% compared to 6.9% annual GDP growth in 2015, we believe that construction and real estate development will continue to be a key driver behind China’s GDP growth with property investment and related industries constituting a significant percentage of its GDP. Demand for ceramic tile product depends upon and directly correlates to activity in the construction and real estate development industries. The ceramic tile industry’s two primary markets in the PRC are residential construction applications and commercial construction applications.

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

We believe that the real estate and the construction and building materials sectors continue to be vital to sustaining China’s economy growth. In order to address the challenging market environment, over the last two years the Chinese government has taken various actions to stimulate real estate development and home purchases. These include cutting benchmark interest rates five times last year, lowering the reserve requirement ratio for banks, lowering first home down payment ratios and cutting the minimum capital ratio for fixed asset investments to aid property developers. In addition, in early February of 2016, the Central Bank cut the minimum mortgage down payment for first-time buyers from 25% to 20% as a way to increase sales in third and fourth tier cities where inventories of unsold housing remain are at record levels. This is the third lowering of minimum mortgage down payment over the last year, each one of which has led to an increase in new home purchases. In late February of 2016, the Central Bank cut the reserve requirement ratio by 0.5% to 17% to encourage banks to increase their lending activities which could help to spur real estate activity. Although the Central Government’s measures have helped to sustain the real estate sector, there has been a substantial slowdown in construction activity.

Commencing in the fourth quarter of 2012, we began experiencing challenging market conditions in China’s real estate and construction markets which resulted in a marked decrease of our sales volume of our ceramic tile products. Beginning in December 2012, we began reducing the selling price of our ceramic tile products to be competitive in the market and to maintain market share. For fiscal 2013, our full year revenue was down 35.4% as compared to fiscal 2012 full year revenue, resulting from a 24.8% decrease in the sales volume of our ceramic tiles and a 14.1% decline in our average selling price. In fiscal 2014, we began emerging from the sector downturn that occurred in late 2012 due to challenging macroeconomic conditions. For fiscal 2014, our full year revenue increased 11.2% as compared to fiscal 2013 resulting from a 1.2% increase in the sales volume of our ceramic tiles and a 9.7% increase in our average selling price. However, for fiscal 2015, our full year revenue decreased by 2.0% as compared to fiscal 2014 resulting from a 5.8% decrease in the sales volume of our ceramic tiles somewhat offset by a 4.2% increase in our average selling price. The decrease in revenue in fiscal 2015 as compared to fiscal 2014 was primarily due to a substantial decline in business activity in the fourth quarter of 2015 as compared to the fourth quarter of 2014. The Company’s sales volume of 6.7 million square meters represented a 13.0% reduction in sales volume from the 7.7 million square meters recorded in the fourth quarter of 2014. The average selling price in the fourth quarter of 2015 rose 0.3% to 31.2 per square meter of ceramic tile as compared to the fourth quarter of 2014 as we have been able to retain our pricing power. The increase in average selling price in the fourth quarter of 2015 represents eight consecutive quarters of period over year-ago period growth in average selling price. However, business conditions have become very challenging since the beginning of 2016. For fiscal 2016, our full year revenue decreased by 22.0% as compared to fiscal 2015 resulting from a 12.9% decrease in the sales volume of our ceramic tiles and an 11.5% decrease in our average selling price (“ASP”). The decrease in revenue in fiscal 2016 as compared to fiscal 2015 was primarily due to continued challenging market conditions and an overall decline in business activity. Beginning on July 1, 2016, we reduced the selling price of certain of our slow- moving products by 10% with the goal to turn some of this inventory into cash. Beginning on October 1, 2016, in order to generate sales and move inventory, we instituted a 20% reduction of our slow-moving products. This further price reduction led to a 35% increase in our sales volume to 9.00 million square meters in the fourth quarter of 2016 compared to 6.68 million square meters for the same period of 2015. However, the ASP in the fourth quarter of 2016 fell 28.2% to RMB 22.4 per square meter of ceramic tile as compared to the fourth quarter of 2015 due to the price discounting instituted at the beginning of the fourth quarter. The decreases in ASP in beginning in the third quarter of 2016 reversed eight consecutive quarters of period over year-ago period growth in ASP. Business conditions have been very challenging in 2016 as our year-over-year backlog comparisons, which represent approximately the next two months of revenue from the end of a fiscal quarter, were negative for all four quarters of the year. For the fourth quarter of 2016, our backlog was RMB 61.4 million (US$ 8.9 million), representing a year-over-year decrease of 8.0%.

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

Importance of distributors

The majority of exterior ceramic tile manufacturers do not have sufficient resources to provide their own sales coverage nationwide and rely heavily on local distributors with roughly 83% of total sales pushed through such channels. As competition has intensified, many manufacturers have started to bid directly to real-estate developers for large construction projects. Direct sales represented 11% 17% and 18% of total sales in 2016, 2015 and 2014, respectively and market participants expect this share will continue to increase, placing a premium on a manufacturer’s internal sales force while requiring product lines with greater flexibility to meet direct customer demands.

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

In fiscal 2015, we constructed a new production line to manufacture glazed brick ceramic tiles in our Hengdali facility, which we believe will be an attractive addition to our current product portfolio. This new product is engineered to be competitively-priced and a highly effective roofing solution for both high rise apartment buildings and housing projects, and it complements our existing ceramic tile building siding products. In fiscal 2016, there was no change under product portfolio.

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

Focus on Tier II and Tier III Cities

Because of recent efforts by the PRC government to tighten monetary policy and constrain real estate prices in the “Tier-I” cities such as Beijing, Shanghai, Shenzhen, and Guangzhou, we believe the outlook for our business has improved, given our concentration in Tier-II and Tier-III cities. Approximately 16.0% of our revenue in the year ended December 31, 2016 was from sales of our products for use in projects in Tier-I cities, and we expect any weakness in the Tier-I cities to be offset by continued demand growth in the Tier-II and Tier-III cities, driven by urbanization trends as well as by the PRC government’s commitment to low-income housing.

Long-Term Sales Relationships

We have established an extensive distributor network and long term customer relationships, where most of Hengda’s top ten customers in 2016 have been purchasing from us for over 10 years each.

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

Quality Control & Assurance

The quality of our products is critical to our continued growth and success. In July 2002, our Hengda facility received ISO 9001:2000 accreditation, an international certification certificate, acknowledging our quality control process. Quality control procedures begin at the receipt of raw materials and continue throughout the manufacturing process ending with a final quality check prior to packaging. Our employees are required to undergo internal training regarding our quality control policies, targets and procedures, as well as production and processing techniques. As of December 31, 2016, our quality assurance team consisted of 56 members.

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

Customers, Sales & Marketing

We primarily sell our products through an exclusive distributor network or directly to property developers. Distributors are located in major cities such as Shanghai, Beijing, and Shenyang and second and third tier cities such as Chengdu, Haikou, Hefei, Tianjin, Wuhan and other rural areas in the PRC. We have long-term relationships with many of our customers; most of our top ten customers in 2016 have been purchasing from us for several years.

The following table sets forth revenues by geographic market and the related percentage for the years ended 2014, 2015 and 2016:

Geographic	2014		2015		2016
Market	RMB’000	Percentage	RMB’000	Percentage	RMB’000	Percentage
PRC	966,255	93.2%	938,663	92.3%	750,966	94.6%
Japan	8,869	0.9%	9,619	0.9%	5,243	0.7%
Burma	7,384	0.7%	8,008	0.8%	4,365	0.5%
India	7,103	0.7%	8,025	0.8%	4,374	0.6%
Korea	6,792	0.7%	7,464	0.7%	4,069	0.5%
Thailand	6,634	0.6%	7,142	0.7%	3,893	0.5%
Hong Kong	6,552	0.6%	7,265	0.7%	3,960	0.5%
Spain	4,644	0.4%	5,024	0.5%	2,739	0.3%
Turkey	4,649	0.4%	5,290	0.5%	2,884	0.4%
South Africa	4,534	0.4%	5,090	0.5%	2,775	0.3%
Sierra Leone	3,309	0.3%	3,492	0.3%	1,903	0.2%
Ghana	3,221	0.3%	3,377	0.3%	1,841	0.2%
Russia	2,774	0.3%	2,939	0.3%	1,602	0.2%
Morocco	2,708	0.3%	3,078	0.3%	1,678	0.2%
Great Britain	2,223	0.2%	2,669	0.3%	1,453	0.2%
Total	1,037,651	100%	1,017,145	100%	793,745	100%

Our top ten customers are set forth in the table below, and none of these customers individually accounted for more than 10% of our total revenue for the years ended December 31, 2014, 2015 and 2016.

The following table sets forth revenue for our major customers and the related percentage of our net revenue for the years 2014, 2015 and 2016.

	2014		2015		2016
Customer Name	RMB’000	Percentage	RMB’000	Percentage	RMB’000	Percentage
Foshan City Jundian Ceramics Co., Ltd.	68,806	7.4%	67,941	6.5%	57,470	7.2%
Fuzhou Chuanpin Materials Co., Ltd.	37,423	4.0%	38,322	3.7%	47,282	6.0%
Xiamen Xinrui Materials Co., Ltd.	9,737	1.0%	21,984	2.1%	40,308	5.1%
Chengdu City Dehui Construction Materials Co., Ltd.	34,995	3.8%	32,646	3.1%	34,770	4.4%
Yangzhou Qiyang Trading Co., Ltd	22,218	2.4%	23,395	2.3%	29,010	3.7%
Kunming Minhengda Trading Co. Ltd.	31,767	3.4%	31,089	3.0%	28,764	3.6%
Nanjing Huli Construction Materials Co., Ltd.	27,906	3.0%	29,513	2.8%	28,242	3.6%
Liuzhou City Shengquanda Trading Co., Ltd	33,040	3.5%	28,785	2.8%	27,791	3.5%
Shangrao New Fangyuan Materials Co., Ltd.	32,980	3.5%	31,221	3.0%	26,739	3.4%
Beihai Jinligao Materials Co., Ltd.	21,648	2.3%	25,625	2.5%	26,591	3.4%

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

In the future, we intend to participate in international trade fairs and seminars from time to time to promote our brand and products, and to establish a network with industry professionals outside the PRC. To augment our plan to expand our markets internationally, our products will also be advertised on and available to purchase on the Internet. As of December 31, 2016, our Sales and Marketing Department had 40 employees.

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

As of December 31, 2016, our backlog was RMB 61.4 million (US$ 8.9 million) which represents approximately the next two months of revenue at the time, compared to a backlog of approximately RMB 66.8 million as of December 31, 2015.

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

Our major suppliers for the last three years are set forth in the table below, and except for Jinjiang Xinao Gas Company Limited and Foshan City Sanshui Baoligao Inorganic Materials Co., Ltd., no suppliers accounted for more than 10% of our total purchases of raw materials and energy sources for the years ended December 31, 2014, 2015 and 2016. Our business or profitability is not materially dependent on any industrial, commercial or financial contract with any of our suppliers.

The following chart lists our major suppliers and the related percentage of our total purchases of raw materials and energy sources in fiscal years 2014, 2015 and 2016:

		2014		2015		2016
Supplier Name	Type	RMB’000	Percentage	RMB’000	Percentage	RMB’000	Percentage

Jinjiang Xinao Gas Company Limited	Gas	101,760	11.37%	94,257	10.51%	61,136	10.56%
Jinjiang Xinao Gas Company Limited	Color	96,616	10.79%	80,644	9.00%	60,153	10.39%
Quanzhou Like Ceramic Materials Co., Ltd.	Color	56,406	6.30%	50,332	5.61%	45,069	7.79%
Foshan City Nanhai Huaxiong Ceramic Materials Co., Ltd.	Color	51,980	5.81%	49,221	5.49%	42,779	7.39%
Fengxin Huafeng Ceramic Co., Ltd.	Clay	56,704	6.33%	48,197	5.38%	54,914	9.49%
Yongchun Junjie Mining Co., Ltd.	Coal	39,712	4.44%	43,051	4.80%	54,962	9.49%
Foshan City Nanhai Zhongtai Glaze Production Plant	Color	42,055	4.70%	38,763	4.32%	35,046	6.05%
Foshan City Sanshui Golden Eagle Inorganic Materials Co., Ltd.	Color	45,735	5.11%	36,832	4.11%	42,821	7.40%
Guangfeng Fangzhengfeikuang Co., Ltd.	Clay	31,299	3.50%	30,292	3.38%	23,835	4.12%
Fujian Nanping Minning Mining Exploitation Co., Ltd.	Clay	22,112	2.47%	24,546	2.74%	16,743	2.89%

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

Our research and development costs were approximately RMB 1.3 million, RMB 1.1 million and RMB 0.8 million (US $0.1 million) for fiscal years 2014, 2015 and 2016. From time to time, we may enter into collaboration agreements with research institutes to develop new products or improve our production process. As of December 31, 2016, our R&D department had 58 employees.

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

Except as disclosed above, as of December 31, 2016, our business or profitability is not materially dependent on any other trademarks, copyrights, registered designs, patents, grant of licenses from third parties, new manufacturing processes or other intellectual property rights.

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

On February 6, 2015, the Company and the individual defendants reached an agreement in principle to settle the class action litigation brought against the Company in consideration of the payment by the Company of $850,000, consisting of $310,000 payable in cash and $540,000 to be issued in the Company’s common shares.  On January 6, 2016, the United States District Court for the Southern District of New York (the “Court”) held a final hearing to consider approval of the settlement, and on April 22, 2016, it issued a final order approving the settlement and ordering that the parties file a stipulation voluntarily dismissing the action on or before May 23, 2016 or, in the alternative, to file a joint letter by the same deadline stating the reasons for the delay in filing such a stipulation. On April 22, 2016, the United States District Court for the Southern District of New York issued a final order approving the settlement. The Company remitted $310,000 in cash and issued 554,415 common shares in full satisfaction of the terms of the settlement. The case was closed on August 2, 2016.

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

The following chart illustrates China Ceramics’ organizational structure as of December 31, 2016:

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

As of December 31, 2016 our Hengda production facility in Jinjiang City, Fujian Province in the PRC, had a total gross floor area of approximately 140,000 square meters and employed 728 production personnel and our Hengdali production facility in Gaoan, Jiangxi Province in the PRC, has a total gross floor area of approximately 244,324 square meters and employed 393 production personnel. The Hengda facility consists of nine production lines with an annual production capacity of 42 million square meters. The Hengdali facility consists of five production lines with an annual production capacity of 30 million square meters of ceramic tiles. Historically, we have not experienced any form of disruption in our production facility.

Combined, these facilities currently provide an aggregate annual maximum effective production capacity of approximately 62 million square meters. However, due to current economic conditions, we are currently utilizing production facilities capable of producing 29 million square meters. We currently have fourteen production lines (8 of which were utilized at the end of 2016), with each production line optimized to manufacture specific size ranges to maximize efficiency and output.

During 2014, our Hengda facility was required by the local governmental entity to begin using natural gas to operate the facility, as opposed to coal. This mandated change in fuel source is part of a province-wide (and country-wide) effort to reduce pollution. This change resulted in our incurring a one-time charge of approximately RMB5.6 million (US$0.9 million) in December 2013, and will increase our cost of goods produced at that facility because natural gas is a more expensive energy source than coal. Fuel source (comprising coal and natural gas) accounted for 16.4% and 15.3% of the total cost of sales in 2014 and 2013, respectively. There is no assurance that in the future our other production facilities will not be required to make similar modifications which could have similar adverse effects on our operations.

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

In March 2016, we entered into an eight-year contract to lease out one of the production lines from our Hengdali facility. The production line has the capacity to produce approximately 10 million square meters of ceramic tiles annually. The term of the contract is from March 1, 2016 to February 29, 2024, and the contract stipulates for the receipt of rental income of RMB 15.0 million (US$ 0.5 million) per year, including 6% value added tax. The purpose of this arrangement was to generate income from the unused production capacity.

Therefore, for the term of the eight-year lease, we may only produce up to 20 million square meters of ceramic tiles from its Hengdali facility, and its maximum annual production capacity has been effectively reduced from 72 million square meters of ceramic tiles to 62 million square meters of ceramic tiles attributable to the lease.

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

China Ceramics, through our operating subsidiaries, is a leading PRC-based manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles, sold under the “HD” or “Hengda”, “HDL” or “Hengdeli”, “TOERTO” and “WULIQIAO” brands are available in over two thousand styles, colors and size combinations. Currently, we have five principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, and (v) polished glazed tiles. Porcelain tiles are our best-selling products, accounting for over 64.8% of our total revenue in 2016.

Combined, these facilities currently provide an aggregate annual maximum production capacity of approximately 62 million square meters. However, in March 2016, the Company entered into an eight-year contract to lease out one of the production lines from its Hengdali facility. The production line has the capacity to produce approximately 10 million square meters of ceramic tiles annually. The term of the contract is from March 1, 2016 to February 29, 2024. The Company believes that it is prudent to generate income from its unused production capacity from a fourth party rather than let it remain idle. Therefore, for the term of the eight-year lease, the Company may only produce up to 20 million square meters of ceramic tiles from its Hengdali facility, and its maximum annual production capacity has been effectively reduced from 72 million square meters of ceramic tiles to 62 million square meters of ceramic tiles attributable to the lease.

Due to currently challenging economic conditions, in fiscal 2016, we utilized production facilities capable of producing 29 million square meters. We currently havefourteen production lines (eight of which were utilized at the end of 2016), with each production line optimized to manufacture specific size ranges to maximize efficiency and output.

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of December 31, 2016 and 2015 and for each of the years in the three-year period ending December 31, 2016 and has been prepared based on the consolidated financial statements of China Ceramics Co., Ltd. and its subsidiaries. The consolidated financial statements of China Ceramics Co., Ltd. and its subsidiaries have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, or “IASB.” The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments that have been measured at fair value.

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

Results of Operations

The following table sets forth our financial results for the years ended December 31, 2014, 2015 and 2016.

	Year Ended December 31,
RMB(‘000)	2014	2015	2016
Revenue	1,037,651	1,017,146	793,745
Cost of sales	(933,220)	(891,720)	(823,856)
Gross profit	104,431	125,426	(30,111)
Other income	429	707	15,233
Other expenses	(10,937)	(3,572)	(11,381)
Realized and unrealized fair value Gain/(loss) on derivative financial instruments	(59,477)	-	-
Selling and distribution expenses	(14,251)	(14,153)	(12,815)
Administrative expenses	(29,529)	(21,883)	(46,704)
Loss from asset devaluation	-	(421,641)	(230,359)
Finance costs	(4,556)	(4,043)	(84)
Loss before taxation	(13,890)	(339,159)	(316,221)
Income tax (expense)/income	(16,463)	(23,253)	(5,581)
Loss attributable to shareholders	(30,353)	(362,412)	(321,802)

Description of Selected Income Statement Items

Revenue.  We generate revenue from the sales of ceramic tiles, including porcelain tiles, glazed porcelain tiles, glazed tiles, rustic tiles and polished glazed tiles, net of rebates and discounts. For the past three fiscal years, the second and third calendar quarters have been the peak season of the property developing industry, and, therefore, our quarterly sales are usually highest from May to September compared to the rest of the year. In addition, we have observed lower sales between the months of January to March. This is because property developing activities are low due to the effects of cold weather and the PRC Spring Festival. For 2014, we attribute our increased revenues and improved gross profit margin to our increased selling prices. Beginning in December 2012, we began reducing the selling price of our ceramic tile products to be competitive in the market and to maintain market share. However, we raised our selling price on all of our products on July 1, 2014. The decrease in revenue in 2015 as compared to 2014 was primarily driven by a 5.7% decrease in our sales volume. The revenue decreased by 22.0% in 2016 as compared to 2015 and it is mainly due to the 10.4% decrease in average selling price.  For fiscal 2016, our full year revenue decreased by 22.0% as compared to fiscal 2015 resulting from a 12.9% decrease in the sales volume of our ceramic tiles and an 11.5% decrease in our average selling price (“ASP”). The decrease in revenue in fiscal 2016 as compared to fiscal 2015 was primarily due to continued challenging market conditions and an overall decline in business activity. Beginning on July 1, 2016, we reduced the selling price of certain of our slow- moving products by 10% with the goal to turn some of this inventory into cash. Beginning on October 1, 2016, in order to generate sales and move inventory, we instituted a 20% reduction of our slow-moving products. This further price reduction led to a 35% increase in our sales volume to 9.00 million square meters in the fourth quarter of 2016 compared to 6.68 million square meters for the same period of 2015. However, the ASP in the fourth quarter of 2016 fell 28.2% to RMB 22.4 per square meter of ceramic tile as compared to the fourth quarter of 2015 due to the price discounting instituted at the beginning of the fourth quarter.

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

Clay is a key material for making ceramic tiles, and accounted for approximately 22.2% of our cost of sales in 2016. Fujian and Jiangxi Provinces, where our production facilities are located, are the largest clay production areas in China and clay supply is stable and sufficient for our production and planned production.

Coal is another key material for making ceramic tiles on the natural gas conversion for the firing process. Coal accounted for approximately 5.7% of our cost of sales in the year ended December 31, 2016. We have long-term relationships with our coal suppliers. Prices of coal have experienced fluctuations in the past few years.

Dyes are another key material for making ceramic tiles, and accounted for approximately 28.2% of our cost of sales in the year ended December 31, 2016. A number of dyes are used in ceramic tiles, and the prices of different dyes have experienced fluctuations in the past few years.

Other income and other expenses.  Other income consists of interest income, foreign exchange gain/loss, and rental income by leasing out one of its production lines. Other expenses primarily consist of the loss on disposal of equipment and the depreciation by leasing out one of its production lines.

Selling and distribution expenses.  Selling and distribution expenses consist of payroll, traveling expenses, transportation and advertising expenses incurred by our selling and distribution team.

Administrative expenses.  Administrative expenses consist primarily of employee remuneration, payroll taxes and benefits, general office expenses, bad debt provision of trade receivable and depreciation. We expect administrative expenses to continue to increase in absolute amounts. We also incur additional expenses related to costs of compliance with securities laws and other regulations, including audit and legal fees and investor relations expenses.

Finance Costs.  Finance costs consist of interest expense on bank loans.

Income taxes. Our subsidiaries in the PRC are subject to the PRC Enterprise Income Tax Law, and the applicable income tax rate pursuant to such law in the years ended December 31, 2014, 2015 and 2016 is 25%.

Results of Operations

Year ended 2016 compared to the year ended 2015

Revenue.  The following table sets forth the breakdown of revenue, by product categories, for fiscal years 2015 and 2016:

	December 31,
Revenue RMB (000)	2015	Percentage	2016	Percentage
Porcelain	675,335	66.40%	514,659	64.84%
Glazed Porcelain	42,538	4.18%	32,298	4.07%
Glazed	47,467	4.67%	37,010	4.66%
Rustic	96,174	9.45%	83,954	10.58%
Polished Glazed	155,632	15.30%	125,824	15.85%
Total	1,017,146	100.00%	793,745	100.00%

Revenue decreased by RMB 223.4 million, or 22.0%, to RMB 793.7 million (US$ 118.3 million) in the year ended December 31, 2016, from RMB 1,017.1 million for the year ended December 31, 2015. The year-over-year decrease in revenue was primarily driven by a 12.9% decrease in our sales volume in 2016 as compared to 2015. Due to challenging market conditions in China, we expect a contraction in demand for the Company’s products in 2017, and expect that our revenue for first quarter of 2017 will decrease by approximately 17% as compared to the first quarter of 2016, with a corresponding decrease in the cost of sales.

Porcelain tiles. Revenue from porcelain tiles decreased 23.8% from RMB 675.3 million for the year ended December 31, 2015 to RMB 514.7 million ($ 76.7 million) for the year ended December 31, 2016. The decrease was primarily attributable to a 13.57% decrease in our sales volume in 2016 as compared to 2015. Porcelain tiles for exterior walls are still our most popular product and have the largest market potential of all of our tiles. We expect porcelain tiles to continue to be our key product for the foreseeable future.

Glazed porcelain tiles. Revenue from glazed porcelain tiles decreased 24.1% from approximately RMB 42.5 million for the year ended December 31, 2015 to RMB 32.3 million ($ 4.81 million) for the year ended December 31, 2016. The decrease was mainly due to a 14.55% decrease in sales volume in 2016 as compared to 2015. Glazed porcelain tiles accounted for 4.1% of total sales for the year ended December 31, 2016 compared to 4.2% for the year ended December 31, 2015.

Glazed tiles. Revenue from glazed tiles increased 22.0% from RMB 47.5 million for the year ended December 31, 2015 to RMB 37.0 million ($ 5.5 million) for the year ended December 31, 2016. The decrease was mainly due to a 15.10% decrease in sales volume in 2016 as compared to 2015. As compared to our other products, glazed tiles have a lower average selling price (an RMB 20.9 per square meter in 2016). Glazed porcelain tiles accounted for 4.7% of total sales for the year ended December 31, 2016 compared to 4.7% for the year ended December 31, 2015.

Rustic tiles. Revenue from rustic tiles decreased 12.7% from RMB 96.2 million for the year ended December 31, 2015 to RMB 84.0 million ($ 12.5 million) for the year ended December 31, 2016 which was mainly due to a 5.94% decrease in sales volume in 2016 as compared to 2015. Rustic tiles accounted for 10.6% of total sales for the year ended December 31, 2016 from 9.5% for the year ended December 31, 2015. We have been promoting rustic tiles since we introduced them in 2007 and believe that rustic tiles will become a larger portion of our product mix due to its variety of patterns and textures.

Polished glazed tiles. Revenue from polished glazed tiles increased 19.2% from RMB155.6 million for the year ended December 31, 2015 to RMB 125.8 million ($ 18.7 million) for the year ended December 31, 2016, mainly due to a 9.74% decrease in sales volume in 2016 as compared to 2015 and a 10.4% decrease in average sales price in 2016 as compared to 2015, to RMB 51.9 per square meter. We began selling polished glazed tiles in the second quarter of 2011. We believe that this product represents both a functional and cost-effective replacement for actual marble or stone materials used in a decorative fashion inside homes. The polished glazed tiles are of a larger size than our other tiles and we believe that demand for this series will increase in the future.

Cost of sales. The following table sets forth the breakdown of cost of sales, by product segment, for December 31, 2015 and 2016:

Cost of sales RMB (‘000)	2015	Percentage	2016	Percentage
Porcelain	586,715	65.80%	533,032	64.70%
Glazed Porcelain	42,397	4.75%	38,957	4.73%
Glazed	45,193	5.07%	40,790	4.95%
Rustic	86,657	9.72%	87,147	10.58%
Polished Glazed	130,758	14.66%	123,930	15.04%
Total	891,720	100.00%	823,856	100.00%

Cost of sales was RMB 823.9 million ($ 122.8million) for the year ended December 31, 2016 compared to RMB 891.7 million for the year ended December 31, 2015, representing a decrease of RMB67.8million, or 7.6%. The decrease in cost of sales was primarily due to a 12.9% decrease in our sales volume in 2016 as compared to 2015.

Gross profit. The following table sets forth the breakdown of our gross profit and gross profit margin, by product segment, for December 31, 2015 and 2016:

	December 31,
	2015		2016
RMB (‘000)	Gross Profit	Profit Margin	Gross Profit	Profit Margin
Porcelain	88,620	13.12%	-18,373	-3.57%
Glazed Porcelain	141	0.33%	-6,659	-20.62%
Glazed	2,274	4.79%	-3,780	-10.21%
Rustic	9,517	9.90%	-3,193	-3.80%
Polished Glazed	24,874	15.98%	1,894	1.51%
All products	125,426	12.33%	-30,111	-3.79%

Our gross profit decreased 124.0% or RMB 155.5 million from RMB 125.4million for the year ended December 31, 2015 to RMB -30.1million ($ -4.5 million) for the year ended December 31, 2016. Our gross profit margin was decreased from 12.3% for the year ended December 31, 2015 to -3.8% for the year ended December 31, 2016. The year-over-year decrease in gross profit margin was primarily driven by reduction in the average selling prices and an increase in inventory provision of RMB 75.1 million ($ 11.3 million).

Administrative expenses. Administrative expenses were RMB 46.7million (US$ 7.0 million) for the year ended December 31, 2016, compared to RMB 21.9 million for the year ended December 31, 2015, representing a increase of RMB 24.8 million, or 113.2%. The year-over-year increase in administrative expenses was primarily due to an increase in bad debt provision of trade receivable from RMB 23.9 million for the year ended December 31, 2016 as compared to nil for the year ended December 31, 2015.

Finance costs. Finance costs decreased 97.9% or RMB 3.9 million from RMB 4.0 million for the year ended December 31, 2015 to RMB 0.1 million (US$ 0.01 million) for the year ended December 31, 2016. The year-over-year decrease in finance costs resulted from a decrease in interest expenses of RMB 3.9 million from RMB 4.0 million for the year ended December 31, 2015 to RMB 0.1 million (US$ 0.01 million) for the year ended December 31, 2016.

Realized and Unrealized Fair Value Loss on Derivative Financial Instruments. The realized and unrealized fair value loss on derivative financial instruments were nil for the year ended December 31, 2016 and 2015.

Loss from Asset Devaluation. The loss from asset devaluation resulting from an impairment of non-current assets was RMB 230.3 million (US$ 34.3 million) for the year ended December 31, 2016 as compared to 421.6 million for the year ended December 31, 2015. The loss from asset devaluation resulting from an impairment of non-current assets due to decelerating growth in China and an expected contraction in the demand for the Company’s products.

Other expenses. Other expenses increased  218.6.0% or RMB 7.8 million from RMB 3.6 million for the year ended December 31, 2015 to RMB 11.4 million (US$1.7 million) for the year ended December 31, 2016. In 2016, loss on disposal of property, plant and equipment was RMB 6.2 million. Other expenses in 2015 mainly included the business tax of RMB 1.7 million for related party loans and exchange loss of RMB 1.7 million.

Loss before taxation. Loss before taxation decreased 6.8% from RMB 339.2 million for the year ended December 31, 2015 to RMB 316.2 million (US$ 47.1 million) for the year ended December 31, 2016. The decrease in loss before taxation was mainly due to the impairment of non-current assets of RMB 230.3 million (US$ 34.3 million) in the fourth quarter of 2016 as compared to RMB 421.6 million in the fourth quarter of 2015. And we had a decrease in profit from operations of RMB 155.5 million in 2016 as compared to 2015, from a loss of RMB 30.1 million for the year ended December 31, 2016 to a profit of RMB 125.4 million for the year ended December 31, 2015.

Income taxes. We incurred an income tax expense of RMB 5.6 million ($  0.8 million) for the year ended December 31, 2016 compared to an income tax expense of RMB 23.3 million for the year ended December 31, 2015, representing a decrease in expenses of RMB 17.7 million. Our PRC statutory enterprise income tax rate was 25% for the years ended December 31, 2015 and 2016.

Loss attributable to shareholders. Loss attributable to shareholders decreased approximately RMB 40.6 million or 11.2% from RMB 362.4 million for the year ended December 31, 2015 to RMB 321.8 million (US$ 48.0 million) for the year ended December 31, 2016. The year-over-year decrease in loss attributable to shareholders was primarily caused by average selling price and the decrease in loss from asset devaluation in 2016 compared with 2015.

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

Revenue decreased by RMB 20.5 million, or 2.0%, to RMB 1,017.1 million (US$ 157.0 million) in the year ended December 31, 2015, from RMB 1,037.7 million for the year ended December 31, 2014. The year-over-year decrease in revenue was primarily driven by a 5.7% decrease in our sales volume in 2015 as compared to 2014. Due to challenging market conditions in China, we expect a contraction in demand for the Company’s products in 2016, and expect that our revenue for first quarter of 2016 will decrease by approximately 36% as compared to the first quarter of 2015, with a corresponding decrease in the cost of sales.

Porcelain tiles. Revenue from porcelain tiles decreased 4.0% from RMB 703.6 million for the year ended December 31, 2014 to RMB 675.3 million (US$ 104.3 million) for the year ended December 31, 2015. The decrease was primarily attributable to an 8.3% decrease in our sales volume in 2015 as compared to 2014. Porcelain tiles for exterior walls are still our most popular product and have the largest market potential of all of our tiles. We expect porcelain tiles to continue to be our key product for the foreseeable future.

Glazed porcelain tiles. Revenue from glazed porcelain tiles decreased 3.5% from approximately RMB 44.1 million for the year ended December 31, 2014 to RMB 42.5 million (US$ 6.6 million) for the year ended December 31, 2015. The decrease was mainly due to a 4.1% decrease in sales volume in 2015 as compared to 2014. Glazed porcelain tiles accounted for 4.2% of total sales for the year ended December 31, 2015 compared to 4.2% for the year ended December 31, 2014.

Glazed tiles. Revenue from glazed tiles increased 18.4% from RMB 40.1 million for the year ended December 31, 2014 to RMB 47.5 million (US$ 7.3 million) for the year ended December 31, 2015. The increase was mainly due to a 16.1% increase in sales volume in 2015 as compared to 2014. As compared to our other products, glazed tiles have a lower average selling price (an RMB 22.8 per square meter in 2015). Glazed porcelain tiles accounted for 4.7% of total sales for the year ended December 31, 2015 compared to 3.9% for the year ended December 31, 2014.

Rustic tiles. Revenue from rustic tiles decreased 4.3% from RMB 100.5 million for the year ended December 31, 2014 to RMB 96.2 million (US$ 14.8 million) for the year ended December 31, 2015 which was mainly due to a 4.6% decrease in sales volume in 2015 as compared to 2014. Rustic tiles accounted for 9.5% of total sales for the year ended December 31, 2015 from 9.7% for the year ended December 31, 2014. We have been promoting rustic tiles since we introduced them in 2007 and believe that rustic tiles will become a larger portion of our product mix due to its variety of patterns and textures.

Polished glazed tiles. Revenue from polished glazed tiles increased 4.2% from RMB 149.4 million for the year ended December 31, 2014 to RMB 155.6 million (US$ 24.0 million) for the year ended December 31, 2015, mainly due to a 2.4% increase in sales volume in 2015 as compared to 2014 and a 1.7% increase in average sales price in 2015 as compared to 2014, to RMB 57.0 per square meter. We began selling polished glazed tiles in the second quarter of 2011. We believe that this product represents both a functional and cost-effective replacement for actual marble or stone materials used in a decorative fashion inside homes. The polished glazed tiles are of a larger size than our other tiles and we believe that demand for this series will increase in the future.

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

Cost of sales was RMB 891.7 million (US$ 137.7 million) for the year ended December 31, 2015 compared to RMB 933.2 million for the year ended December 31, 2014, representing a decrease of RMB 41.5 million, or 4.5%. The decrease in cost of sales was primarily due to a 5.7% decrease in our sales volume in 2015 as compared to 2014.

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

Our gross profit increased 20.1% or RMB 21.0 million from RMB 104.4 million for the year ended December 31, 2014 to RMB 125.4 million (US$ 19.4 million) for the year ended December 31, 2015. Our gross profit margin was increased from 10.1% for the year ended December 31, 2014 to 12.3% for the year ended December 31, 2015. The year-over-year increase in gross profit margin was primarily driven by more effective control of labor costs.

Administrative expenses. Administrative expenses were RMB 21.9 million (US$ 3.5 million) for the year ended December 31, 2015, compared to RMB 29.5 million for the year ended December 31, 2014, representing a decrease of RMB 7.6 million, or 25.9%. The year-over-year increase in administrative expenses was primarily due to a decrease in audit fee from RMB 6.2 million for the year ended December 31, 2014 to RMB 0.9 million (US$ 0.1 million) for the year ended December 31, 2015 and a decrease in counsel fee from RMB 2.2 million for the year ended December 31, 2014 to RMB 0.3 million (US$ 0.1 million) for the year ended December 31, 2015.

Finance costs. Finance costs decreased 11.3% or RMB 0.6 million from RMB 4.6 million for the year ended December 31, 2014 to RMB 4.0 million (US$ 0.6 million) for the year ended December 31, 2015. The year-over-year decrease in finance costs resulted from a decrease in interest expenses of RMB 0.6 million from RMB 4.6 million for the year ended December 31, 2014 to RMB 4.0 million (US$ 0.6 million) for the year ended December 31, 2015.

Realized and Unrealized Fair Value Loss on Derivative Financial Instruments. The realized and unrealized fair value loss on derivative financial instruments was nil for the year ended December 31, 2015 compared to RMB 59.5 million (US$ 9.6 million) for the year ended December 31, 2014. During the second quarter of 2013 and the first quarter of 2014, we entered into certain foreign currency transaction agreements with Taishin International Bank for investment purposes. The agreements meet the definition of a derivative: no initial net investment; value changes in response to the change of exchange rate (US$ versus RMB); and the agreements are settled at a future date. In July 2014, our Chief Executive Officer and the Company’s largest shareholder, and an affiliate of our Chief Executive Officer, agreed to assume these agreements. As a result, after July 31, 2014, we are no longer required to fund any losses related to these agreements, and will neither suffer any future liabilities arising under those agreements nor realize any benefits arising under those agreements.

Loss from Asset Devaluation. The loss from asset devaluation resulting from an impairment of non-current assets was RMB 421.6 million (US$ 66.5 million) for the year ended December 31, 2015 due to decelerating growth in China and an expected contraction in the demand for the Company’s products. A loss from asset devaluation as a result of an impairment of assets did not occur for the year ended December 31, 2014.

Other expenses. Other expenses decreased 67.0% or RMB 7.3 million from RMB 10.9 million for the year ended December 31, 2014 to RMB 3.6 million (US$0.6 million) for the year ended December 31, 2015. In 2014, loss on the disposal of property, plant and equipment was RMB 3.5 million. Other expenses in 2014 included the provision for a litigation claim of RMB 5.3 million relating to the settlement of the outstanding class action litigation. Other expenses in 2015 mainly included the business tax of RMB 1.7 million for related party loans and exchange loss of RMB 1.7 million.

Loss before taxation. Loss before taxation increased 2,440% from RMB 13.9 million for the year ended December 31, 2014 to RMB 339.2 million (US$ 52.4 million) for the year ended December 31, 2015. The increase in loss before taxation was mainly due to the impairment of non-current assets of RMB 421.6 million (US$ 66.5 million) in the fourth quarter of 2015. We had an increase in profit from operations of RMB 95.9 million in 2015 as compared to 2014, from a loss of RMB 9.3 million for the year ended December 31, 2014 to a profit of RMB 86.5 million (US$ 13.4 million) for the year ended December 31, 2015.

Income taxes. We incurred an income tax expense of RMB 23.3 million (US$ 3.6 million) for the year ended December 31, 2015 compared to an income tax expense of RMB 16.5 million for the year ended December 31, 2014, representing an increase in expenses of RMB 6.8 million. Our PRC statutory enterprise income tax rate was 25% for the years ended December 31, 2015 and 2014. Excluding the loss of our BVI holding company and Hong Kong incorporated subsidiary, our effective tax rates for 2015 were 25.4%.

Loss attributable to shareholders. Loss attributable to shareholders increased approximately RMB 332.1 million or 12 times from RMB 30.3 million for the year ended December 31, 2014 to RMB 362.4 million (US$ 56.1 million) for the year ended December 31, 2015. The year-over-year increase in loss attributable to shareholders was primarily caused by the impairment of non-current assets.

Liquidity and Capital Resources

The following table presents a summary of our cash flows and beginning and ending cash balances for the years ended December 31, 2014, 2015 and 2016:

	Year Ended December 31,
RMB(‘000)	2014	2015	2016
Net cash generated from/(used in) operating activities	22,717	161,982	(8,685)
Net cash generated from/(used in) investing activities	12,991	(176,742)	44,463
Net cash (used in)/generated from financing activities	(3,402)	(47,508)	(33,891)
Net cash flow	32,306	(62,268)	1,887
Cash and cash equivalents at beginning of year	28,848	61,155	514
Effect of foreign exchange rate differences	1	1,627	(2,291)
Cash and cash equivalents at end of year	61,155	514	110

We have historically financed our liquidity requirements mainly through operating cash flow, bank loans and issuance of new shares. We believe that we will generate sufficient cash from operations to meet our needs for the next twelve months.

Cash flows from operating activities.

Our net cash used in  operating activities was negative RMB 8.7 million (US$ -1.3 million) for the year ended December 31, 2016, a decrease of RMB 170.7 million, or 105.4%, from RMB 162.0 million net cash generated from operating activities for the same period in 2015. The year-over-year decrease was mainly due to a RMB 223.4 million (US$ 42.1 million) decrease in revenue and by an RMB 43.6 million (US$ 1.0 million) increase in trade receivables in 2016.

Our net cash generated from operating activities was RMB 162.0 million (US$ 25.0 million) for the year ended December 31, 2015, an increase of RMB 139.3 million, or 613.0%, from RMB 22.7 million net cash generated from operating activities for the same period in 2014. The year-over-year increase was mainly due to an increase in impairment of non-current assets and a decrease in trade receivables in 2015. We had a cash inflow for trade receivables of RMB 40.0 million (US$ 6.2 million) and a decrease in inventories of RMB 16.2 million (US$ 2.5 million) in 2015. In 2014, we had a cash outflow for trade receivables of RMB 58.9 million and a cash outflow for trade payable of RMB 30.4 million.

Inventory and Accounts Receivable.

Our inventory turnover increased from 124 days in 2013 to125 days for the year ended December 31, 2014, increased to 131 days for the year ended December 31, 2015 and was 108 days for the year ended December 31, 2016. Based on our historical experience, except for RMB 7.7 million and RMB 75.1 million (US$ 10.8 million) of inventory that was impaired for the years ended December 31, 2015 and 2016, respectively, we believe that the value of our current inventories is realizable

The average number of days in which we received payment on our trade receivables, net of value-added tax, was decreased from 158 days in 2013 to 156 days for the year ended December 31, 2014, increased to 163 days for the year ended December 31, 2015 and was 209 for the year ended December 31, 2016. Since the end of 2012, we had extended the collection period from 90 days to 150 days to address funding pressures of our distributors. Other customers were granted a credit period of 90 days in 2013 and 2012, and extended to 120 days beginning in 2014. The increase in trade receivables turnover days was primarily due to the difficult economic environment which has prompted us to offer extended credit terms to certain customers resulting in a higher trade receivables turnover figure than normal. In the fourth quarter of 2016, the Company accrued RMB 23.9 million (US$ 3.5 million) as a provision for bad debt related to the amount of outstanding trade receivables that did not conform with the Company’s credit policy.

Cash flows from investing activities.

Net cash generated from  investing activities in the year ended December 31, 2016 was RMB 44.5 million (US$ 6.7 million), compared to RMB 176.7 million of net cash used in  investing activities in the same period of 2015. The investing cash inflows in 2016 were primary caused by a decrease in restricted cash.

Net cash used in investing activities in the year ended December 31, 2015 was RMB 176.7 million (US$ 27.3 million), compared to RMB 13.0 million of net cash generated from investing activities in the same period of 2014. The investing cash outflows in 2015 were primary caused by the acquisition of property, plant and equipment.

Cash flows from financing activities.

For the year ended December 31, 2016, net cash used in financing activities was RMB 33.9 million (US$ 5.1 million), primarily due to the decrease of net repayment of short-term loan, compared to net cash used in financing activities of RMB 47.5 million for the same period of 2015.

For the year ended December 31, 2015, net cash used in financing activities was RMB 47.5 million (US$ 7.3 million), primarily due to the net repayment of bank borrowings, compared to net cash used in financing activities of RMB 3.4 million for the same period of 2014.

The major sources of our liquidity for fiscal year 2014, 2015 and 2016 were cash generated from operations and bank borrowings. The cash generated in 2016 was primarily due to the cash generated from investing activities of RMB 44.5million ($6.7 million), offset primarily by repayment of bank loans. The cash generated in 2015 was primarily due to the cash generated from operating activities of RMB 162.0 million (US$ 25.0 million), offset primarily by acquisition of property, plant and equipment and repayment of bank loans. The cash generated in 2014 was primarily due to the cash generated from operating activities of RMB 22.7 million and the cash generated from investing activities of RMB 13.0 million, offset primarily by repayment of bank loans.

Cash and bank balances were RMB 0.1 million (US$ 0.02 million) as of December 31, 2016, as compared to RMB 0.5 million as of December 31, 2015, and RMB 61.2 million at December 31, 2014.

As of December 31, 2016, our total outstanding bank loan amounts were nil.

Operating lease commitments totaled RMB 47.5 million (US$ 7.1million) as of December 31, 2016.

Operating lease commitments totaled RMB 61.4 million (US$ 10.8 million) as of December 31, 2015.

There were no capital commitments as of December 31, 2015.

There were commitments for advertising and insurance expenditure totaling RMB 3.8 million (US$0.5 million ) as of December 31, 2016.

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

We have sufficient raw materials to support, on average, three weeks of production at any point in time. This helps to minimize any potential delays in our production process which may arise due to insufficient raw materials. Our production of ceramic tiles is based on customers’ orders. In doing so, we minimize storage space and maintain a relatively low inventory level of finished products. The inventory turnover in 2016 stayed stable as compared with that in 2015, but increased as compared with 2014. Our inventory turnover for the years ended 2014, 2015 and 2016 are as follows:

	FY2014	FY2015	FY2016
Inventories (RMB’000)	330,763	306,853	212,742
Inventory turnover (days) (1)	125	131	108

(1)	The average inventory turnover is computed based on the formula: (simple average opening and closing inventories balance in a financial year / cost of sales) × 365 days.

In December 2012, the Company launched a sales promotion which decreased some of the selling prices of the products, resulting in the carrying value of some of its inventory being higher than their net realizable value. Provision for the declines in the value of inventory for the years ended December 31, 2014, 2015 and 2016 was RMB 2,438,000, RMB 7,667,000 and RMB 75,077,000 (US$ 10.8 million), respectively, and was primarily charged to Cost of Sales.

Credit Management

Credit terms to our customers

We typically extend credit terms of approximately 90 days to our customers. We will grant credit terms based on the reputation, creditworthiness, size of orders, payment records and number of years we have done business with the customer. We do not have a goods return policy. Considering the challenging market conditions in China’s real estate industry, we extended the collection period to 150 days to address funding pressures of our distributors since the year ended December 31, 2012. Other customers were granted a credit period of 90 days in the years ended December 31, 2013 and 2012 and extended to 120 days in the year ended December 31, 2014. In the fourth quarter of 2016, the Company accrued RMB 23.9 million (US$ 3.5 million) as a provision for bad debt related to the amount of outstanding trade receivables that did not conform with the Company’s credit policy.

Personnel from our sales and marketing department typically conduct visits to new customers to evaluate their credit worthiness before entering into any arrangements with them. In addition, as Hengda was awarded the top 500 brand, we increased the deposit required from new distributors from RMB 0.4 million to RMB 1.0 million.

Our average trade receivables’ turnover days in the three years ended December 31, 2016 were as follows:

	FY2014	FY2015	FY2016
Trade receivables (RMB’000)	549,925	509,903	553,542
Trade receivables turnover (days) (1)	156	163	209

(1)	The average trade receivables’ turnover is computed based on the formula: (simple average opening and closing trade receivables balance, net of value-added tax in a financial year/revenue) × 365 days.

Credit terms from our suppliers

Our typical credit terms from our major suppliers are from 1 to 4 months after the raw materials have been delivered. Our average trade payables’ turnover days in the last three years ended December 31, 2016 were as follows:

	FY2014	FY2015	FY2016
Trade payables (RMB’000)	122,168	110,267	84,257
Trade payables turnover (days) (1)	64	70	51

(1)	The average trade payables’ turnover is computed based on the formula: (simple average opening and closing trade payables balance, net of value-added tax in a financial year / purchases ) × 365 days.

Trade payables turnover, net of value-added tax, was 51 days as of December 31, 2016 compared with 70 days as of December 31, 2015. The year-over-year decrease in trade payable turnover days resulted from a 16.9% decrease in material purchases from RMB 610.0 million for the year ended December 31, 2015 to RMB 507.0 million ($ 73.0 million) for the year ended December 31, 2016. The average turnover days were within the Company’s normal credit period.

Capital Expenditures

Our capital expenditures primarily consist of expenditures on property, plant and equipment.

There were no capital expenditures for the year ended December 31, 2016, compared to Capital expenditures on property, plant and equipment in the amount of RMB 164.7 million for the year ended December 31, 2015. In 2015, we began renovating our showroom in our Hengda facility (the Hengda Exhibition Hall) that is a valuable resource for the marketing and promotion of our extensive line of building material products, of the total cost of which was RMB 10.5 million (US$ 1.6 million). We are also constructing a new production line to manufacture glazed brick ceramic tiles in our Hengdali facility, which we believe will be an attractive addition to our current product portfolio. The total cost of the project was RMB 148.7 million (US$ 23.0 million).

We had RMB 164.7 million in capital expenditures for the year ended December 31, 2015 compared to no capital expenditures for the same period in 2014.

Contractual Obligations

Our contractual obligations consist mainly of debt obligations, operating lease obligations and other purchase obligations and commitments, and will be paid off with our cash flow from operations. The following table sets forth a breakdown of our contractual obligations (including both interest and principal cash flows) as of December 31, 2016:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term debt obligations (1)	-	-	-	-	-
Operating purchase obligations (2)	47,498	13,902	27,804	5,792	-
Other obligations (3)	3,830	3,830	-	-	-
Total	51,328	17,732	27,804	5,792	-

(1)	Amounts represent principal and interest cash payments over the life of the bank loans, including anticipated interest payments that are not recorded in the financial statements as of December 31, 2016.

(2)	We lease plant buildings, production factories, warehouses and employees’ hostel from non-related parties under non-cancellable operating lease arrangements.

(3)	Includes advertising and insurance expenditure contracted but not provided for in the financial statements as of December 31, 2016.

The following table sets forth further details regarding our loans outstanding as of December 31, 2016:

Short-term debt obligations:	Amount of loans RMB’000	Interest rates (p.a)
China Citic Bank	-	-
Taishin International Bank	-	-

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

Our research and development expenses were approximately RMB 1.3 million, RMB 1.1 million and RMB 0.8 million ($ 0.1 million), for fiscal years 2014, 2015 and 2016. From time to time, we may enter into collaboration with other research institutes to develop new products or improve our production process.

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

As of December 31, 2016, our backlog was RMB 61.4 million ($8.9 million) which represents approximately the next two months of revenue, compared to a backlog of approximately RMB 66.8 million on December 31, 2015, a year-over-year decrease of 8.0%.

Dividends

We paid a cash dividend of $0.10 per share each on July 13, 2013 and January 14, 2014 to our shareholders, which totaled $4.1 million (equivalent to RMB 24.9 million gross, RMB 23.66 million net of 5% PRC withholding tax). In 2014, we paid a cash dividend of US$ 0.0125 per share each on July 14, 2014 and January 14, 2015 to our shareholders, which totaled US$0.5 million (equivalent to RMB 3.2 million gross, RMB 3.0 million net of 5% PRC withholding tax). We have not paid any dividends since January 2015.

Off-Balance Sheet Arrangements

We do not have any outstanding off-balance arrangements and have not entered into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

Impact of Inflation

The general annual inflation rate in China was approximately 2.0% in 2014, 1.44% in 2015, and 3.02% in 2016 according to the National Bureau of Statistics. Our results of operations may be affected by inflation, particularly rising prices for energy, labor costs, raw materials and other operating costs. See “Item 3. Key Information — Risk Factors — Risks relating to our business — If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.”

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

Our exposure to these financial risks increased substantially during 2013 and 2014 due to our execution of the foreign currency forward contracts. However, in July 2014 those contracts were assumed by an affiliate of our Chairman and we were released from the liabilities that it incurred under those contracts. We do not intend to enter into similar contracts in the future.

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

Cash and bank balances

Our bank deposits are placed with reputable banks in the PRC, Hong Kong and the United States. The credit exposure of our cash and bank balances (including restricted cash) as of December 31, 2014, 2015 and 2016 were RMB 90,027,000, RMB 42,186,000 and RMB 110,000, respectively.

Trade receivables

Our objective is to seek continual growth while minimizing losses incurred due to increased credit risk exposure.

We have significant concentration of credit risk as the Company’s top three largest trade receivables represent approximately 17%, 16% and 22% of the trade receivable balance as of December 31, 2014, 2015 and 2016, respectively. Our five largest trade receivables represent approximately 25%, 22% and 26%  of the trade receivable balance as of December 31, 2014, 2015 and 2016, respectively.

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

The credit exposure of our trade receivables as of December 31, 2014, 2015 and 2016 was RMB, RMB 549,925,000, RMB 509,903,000 and RMB 553,542,000, respectively.

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

The table below summarizes the maturity profile of the liabilities based on contractual undiscounted payments:

	As of December 31, 2016
	Within 1 year	More than 1 year but less than3 years	Total
	RMB’000	RMB’000	RMB’000
Trade payables	84,257	-	84,257
Amounts owed to related parties	35,626	-	35,626
Interest-bearing bank borrowings(1)	-	-	-
Total	119,883	-	119,883

(1)	Includes contractual interest payments

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

Our interest-bearing bank deposits and borrowings were nil as of December 31, 2016.

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

As at December 31, 2014, 2015 and 2016, nearly all of our monetary assets and monetary liabilities were denominated in RMB except that as of December 31, 2016, certain bank balances, bank borrowings and other payables were denominated in US dollars.

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

Critical Accounting Policies and Judgment

Our consolidated financial statements are prepared in accordance with IFRS including related interpretations as issued by the IASB, and have been consistently applied throughout the years ended December 31, 2014, 2015, and 2016. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates and judgments are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may materially differ from these estimates under different assumptions or conditions.

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

All of our leases are operating leases for the years ended December 31, 2016, 2015 and 2014.

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

Useful lives and impairment assessment of investment property

Investment properties are stated at cost less accumulated depreciation and identified impairment losses. The estimation of useful lives impacts the level of annual depreciation expenses recorded. Investment properties are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires management’s estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the relevant asset’s carrying amount is written down to the recoverable amount and the amount of the write-down is charged against profit or loss.

Impairment loss recognized in respect of property, plant and equipment

As of 31 December 2016, the carrying amount of property, plant and equipment was approximately RMB 130,542,000 (2015: RMB409,855,000). An impairment loss of approximately RMB209,919,000 recognized against the original carrying amount of property, plant and equipment. The impairment loss recognized for the years ended December 31, 2015 was RMB405,125,000 and nil for year 2014. Determining whether property, plant and equipment are impaired requires an estimation of the recoverable amount of the property, plant and equipment. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of investment property

As of 31 December 2016, the carrying amount of investment property was approximately RMB 6,791,000 (2015: NIL). An impairment loss of approximately RMB10,920,000 recognized against the original carrying amount of investment property. The impairment loss recognized for the years ended December 31, 2015 was nil and nil for year 2014. Determining whether investment property are impaired requires an estimation of the recoverable amount of the investment property. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of land use rights

As of 31 December 2016, the carrying amount of land use rights was approximately RMB5,920,000 (2015: RMB15,809,000). An impairment loss of approximately RMB9,520,000 was recognized against the original carrying amount of land use rights. The impairment loss recognized for the years ended December 31, 2015 was RMB12,781,000 and nil for year 2014. Determining whether land use rights are impaired requires an estimation of the recoverable amount of the land use rights. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Company to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. No impairment was made on goodwill for the years ended December 31, 2016. The impairment made on goodwill for the years ended December 31, 2015 and 2014 was RMB3,735,000 and zero.

Income tax

The Company has exposure to income taxes in the PRC. Significant judgment is required in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The carrying amounts of the Company’s income tax payable as of December 31, 2016 and 2015 were RMB1,309,000 and RMB5,293,000, respectively.

Impairment of trade receivables

The Company’s management assesses the collectability of trade receivables. This estimate is based on the credit history of the Company’s customers and the current market conditions. Management assesses the collectability of trade receivables at the balance sheet dates and makes the provision, if any. The identification of doubtful debts requires the use of judgment and estimates. Judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness, past collection history of each customer and on-going dealings with them. Where the expectation is different from the original estimate, such difference will impact the carrying value of trade and other receivables and doubtful debts expenses in the period in which such estimate has been changed. The carrying amounts of the Company’s trade receivables as of December 31, 2016 and 2015 were RMB 553,542,000 and RMB509,903,000, respectively.

Net realizable value of inventories

Net realizable value of inventories is the management’s estimation of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of a similar nature. It could change significantly as a result of various market factors. The carrying amounts of the Company’s inventories as of December 31, 2016 and 2015 were RMB212,742,000 and RMB306,853,000, respectively.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our current directors and executive officers are:

Name	Age	Position
Huang Jia Dong	59	Director and Chief Executive Officer
Hen Man Edmund	44	Chief Financial Officer
Cheng Yan Davis (1)(2)(3)	75	Director
Jianwei Liu (1)(2)(3)(4)	45	Director
Shen Cheng Liang (1)(2)(3)	61	Director
Su Wei Feng	36	Director and Corporate Secretary

(1)	Member of audit committee
(2)	Member of compensation committee
(3)	Member of nominations committee
(4)	Audit committee financial expert

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

Hen Man Edmund has served as our Chief Financial Officer since November 20, 2009. Mr. Hen joined Hengda in 2008 as the Chief Financial Officer. Mr. Hen is responsible for the corporate finance function and oversees matters relating to compliance and reporting obligation of our company. Prior to joining Hengda, Mr. Hen was a Financial Controller of a switchgear manufacturer in Sichuan Province, PRC and was responsible for the corporate finance function of the company. Prior to that, Mr. Hen was the accountant of Dickson Concepts (International) Ltd., a public listed company in Hong Kong and oversaw the accounting and financial administration of the company. He also worked at a variety of international accountancy firms, including Deloitte Touche Tohmatsu, in assurance and advisory services during the period from 1995 to 2001. Mr. Hen graduated from the University of East Anglia, United Kingdom, with a Bachelor Degree in Science in 1995. He is a member of the Institute of Chartered Accountants in England and Wales and a member of the Hong Kong Institute of Certified Public Accountants.

Cheng Yan Davis has been our director since November 20, 2009 and was a board member of our predecessor, CHAC, since its inception. Since September 2010, Ms. Davis has acted as a special advisor to the President of the Teacher’s College of Columbia University. From 1993 until September 2010, Ms. Davis served as the Vice Dean of International Programs and Development at the University of Pennsylvania Graduate School of Education (GSE International). GSE International was established by Ms. Davis in 1993, and was the first international programs office among Ivy League graduate schools of education in the U.S. Since 1993, Ms. Davis has served as a Special Advisor to the President of the University of Pennsylvania on internationalization efforts. GSE International has developed many specialized training programs for groups ranging from government officials and university presidents to finance executives and corporate CEOs. Among these programs are training programs for Chief Executive Officers and leading executives in the Chinese securities and mutual fund industries, created in conjunction with the Wharton School. Over the past three years, the Penn-Securities Association of China Program and the Penn-China Mutual Fund CEO Leadership Program have trained over one hundred Chinese executives in the latest theories and practices of the U.S. finance sector. Since 1998, Ms. Davis has worked with Morgan Stanley on the International Conference on Higher Education Management in Shanghai, the establishment of the China Center, which focuses on management training for U.S.-China joint ventures, and the China Pension Program, which works with the state council of China in designing the architecture and training of a senior workforce in comprehensive pension management. Ms. Davis has also worked with CIGNA and Lucent Technologies on various professional education projects since 1997, designing a variety of training and professional development programs. Ms. Davis also serves as an advisor on quality workforce standards for the Shanghai Municipal Government and the Shanghai Foreign Trade Commission. Since 1997, Ms. Davis has been invited to the Shanghai’s Mayor’s International Advisory Council as a special observer and to offer suggestions on Shanghai human resource development and workforce training. Ms. Davis has also been invited to custom design new programs for China Telecom and China Industrial Commercial Bank. These programs were designed in preparation of China’s entry into the World Trade Organization. Ms. Davis initiated former President Jiang Zemin’s visit to the University of Pennsylvania in 1997. Ms. Davis is a board member of the New York Film Academy, Senior Advisor to Motorola and Oracle on international government relations, and Advisor Professor to East China Normal University. In addition, she has served as the Senior Observer for the Shanghai International Business Leaders Advisory Council for the past fifteen years. She has received numerous recognitions for her many contributions, including the first-ever PennGSE Alumni Pioneers Award. Ms. Davis has a degree in Russian and English from Sichuan Foreign Language University in China and an Ed. D. in Education from the Graduate School of Education at the University of Pennsylvania. We have chosen Ms. Davis to serve as director because of her history with the Company, as a founder of CHAC.

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

Director Compensation

Starting April 1, 2010, our Board determined to provide its non-employee members annual compensation of $40,000.

The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2016 to each of our non-employee directors for such person’s service as a director (including contingent or deferred compensation accrued during 2016):

Name and Principal Position	Compensation RMB	Value of Options(1) RMB	Total RMB
Shen Cheng Liang	252,000	-	252,000
Cheng Yan Davis	268,416	-	268,416
Jianwei Liu	301,968	-	301,968

(1)	No options were granted to our directors in 2016.

Executive Officers

The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2016 to each of our officers for such person’s service as an officer (including contingent or deferred compensation accrued during 2016 but not including any amounts paid to such persons for their services as directors):

	Salary	Bonus	Value of Options(1)	Total
Name and Principal Position	RMB	RMB	RMB	RMB
Huang Jia Dong, Chief Executive Office	128,749	-	-	128,749
Hen Man Edmund, Chief Financial Officer	1,298,990	-	-	1,298,990
Su Wei Feng, Corporate Secretary	87,840	-	-	87,840

(1)	No options were granted to our executives in 2016.

Retirement Benefits

As of December 31, 2016, we have contributed to the government-mandated employee welfare and retirement benefit plan and provided pension, retirement or similar benefits to its employees. The PRC regulations require us to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. We have no further commitments beyond our monthly contribution.

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

•	The term of the employment agreements is three years (February 1, 2016 to January 31, 2019 for Huang Jia Dong and Su Wei Feng and August 1, 2016 to July 31, 2017 for Hen Man Edmund).

•	Since August 1, 2013, Huang Jia Dong received compensation of RMB 12,000 per month; Hen Man Edmund received compensation of RMB 38,000 per month; and Su Wei Feng received compensation of RMB 8,100 per month.

•	We may dismiss any of the above officers if any of the following events occurs with respect to the officer: (1) failure to show up for work, (2) failure to provide required documents, (3) falsification of documents, criminal record, etc., (4) serious violation of such officers’ labor rules and of regulations, (5) serious lapse of duties and responsibilities, (6) activities that violate regulations, resulting in loss of more than RMB 4,000, (7) operation of his own business during the term of his employment, (8) criminal prosecution and labor punishment, (9) request by the officer to resign, (10) causing us to sign or change any contract through fraud, coercion and other fraudulent means, or (11) other situations stipulated by law and statutes.

•	Each officer is subject to the non-compete provisions of the agreement for a period of three years following termination of the employment agreement and non-solicitation provisions of the agreement for a period of two years following termination of the employment agreement.

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

China Ceramics Co., Ltd. 2010 Incentive Compensation Plan

On December 27, 2010, our shareholders approved the 2010 Incentive Plan. The purpose of the 2010 Incentive Plan is to assist us and our subsidiaries in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, and independent contractors by enabling such persons to acquire or increase a proprietary interest in us in order to strengthen the mutuality of interests between such persons and our shareholders, and providing such persons with annual and long-term performance incentives to expand their maximum efforts in the creation of shareholder value.  Awards under the 2010 Incentive Plan will be limited in the aggregate to 1,200,000 shares. The 2010 Incentive Plan shall terminate at such time as no shares remain available for issuance under the 2010 Incentive Plan, when we have no further obligations with respect to outstanding awards under the 2010 Incentive Plan. As of December 31, 2016, no stock options under the 2010 Incentive Plan have been granted.

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

A copy of the audit committee charter is available on our website at http://cceramics.com/Corporate-Governance.html. The information contained on our website is not a part of this Annual Report.

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

A copy of the compensation committee charter is available on our website at http://cceramics.com/Corporate-Governance.html. The information contained on our website is not a part of this Annual Report.

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

A copy of the governance and nominating committee charter is available on our website at http://cceramics.com/Corporate-Governance.html. The information contained on our website is not a part of this Annual Report.

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

Director Independence

Our Board is subject to the independence requirements of the Nasdaq Stock Market (“Nasdaq”). The Board undertakes periodic reviews of director independence. During this review, the Board considers transactions and relationships between each director or any member of his immediate family, the Company and its affiliates to determine whether any such relationships or transactions exist that are inconsistent with a determination that the director is independent. Our Board has determined that all current members of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee (Jianwei Liu, Shen Cheng Liang and Ms. Cheng Yan) are ‘‘independent” in accordance with the Nasdaq independence requirements. Our Chairman and Chief Executive Officer does not serve on any of the Board committees. The majority of the Board is comprised of independent directors. The Board based these determinations primarily on a review of the responses of the directors and executive officers to questions regarding employment and transaction history, affiliations and family and other relationships and on discussions with the directors and the fact that no director previously reported a change in circumstances that could affect his independence.

D.	Employees

The table below provides information as to the total number of employees at the end of the last three fiscal years. We reduced the number of our employees in 2015 due to the reduction in the facilities that were being operated. We have no contracts or collective bargaining agreements with labor unions and have never experienced work stoppages due to labor dispute. We consider our relations with our employees to be good.

	2014	2015	2016
Number of Employees	1,606	1,417	1,275

E.	Share Ownership

See Item 7 below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

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

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 3,169,217 shares issued and outstanding as of May 10, 2017. All figures reported on a post one-for-eight reverse split basis of the Company’s common shares effected in June 2016.

Name(1)	Number of Shares Beneficially Owned		Percentage of Ownership
Shen Cheng Liang	0		0
Cheng Yan Davis (2)	8,719		*
Huang Jia Dong	989,257	(3)	31.2%
Jianwei Liu	0		0
Su Wei Feng	4,357		*
Hen Man Edmund	0		0
All directors and executive officers as a group (6 individuals)	1,002,333		31.6%

Sound Treasure Limited	651,613	(4)	20.6%

*	Less than 1%

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Jinjiang Hengda Ceramics Co., Ltd.; Junbing Industrial Zone; Anhai, Jinjiang City; Fujian Province, PRC.

(2)	Cheng Yan Davis’s address is 160 Riverside Blvd, New York NY.

(3)

Includes (i) an aggregate of 335,300 shares owned by Mr. Huang’s spouse and children for which Mr. Huang may be deemed to be the beneficial owner, which beneficial ownership Mr. Huang disclaims, and (ii) 651,613 shares owned by Sound Treasure Limited, an entity of which Mr. Huang is the sole director and shareholder.

(4)	Huang Jia Dong is the sole director and shareholder of Sound Treasure Limited. The mailing address for Sound Treasure is c/o c/o Jinjiang Hengda Ceramics Co., Ltd.; Junbing Industrial Zone; Anhai, Jinjiang City; Fujian Province, PRC, Attn: Huang Jia Dong.

Our officers, directors, employees and independent contractors are eligible to receive awards under the 2010 Incentive Plan, as described under the section titled “6.B Compensation–China Ceramics Co., Ltd. 2010 Incentive Compensation Plan.”

B.	Related Party Transactions

Related Party Transactions of China Ceramics and Operating Predecessor

Mr. Huang Jia Dong, the founder and Chairman of Hengda and the Chief Executive Officer and one of the directors of the Company, and a holder of approximately 31.2% equity interests of the Company as of May 15, 2017 and Mr. Wong Kung Tok, formerly one of the Company’s significant shareholders, provide working capital loans to the Company from time to time during the normal course of its business. These loans amounted to RMB 34,469,000, RMB 31,974,000 and RMB 24,902,000 and as of December 31, 2016, 2015 and 2014, respectively. These loans are interest free, unsecured and repayable on demand. Mr. Huang and Mr. Wong are brothers-in-law. In July 2014, an entity affiliated with Mr. Huang assumed RMB20.7 million in loans due from the Company to Mr. Wong and then forgave those loans (see Note 23(f) to the accompanying financial statements). As of December 31, 2016, the Company had a loan of RMB 1,157,000 (2015: RMB 1,989,000 and 2014: nil) payable to Sound Treasure Limited, an affiliate of Mr. Huang Jia Dong and a shareholder of the Company. This loan is interest free, unsecured and repayable on demand.

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

See Item 18 for our audited consolidated financial statements.

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

On February 6, 2015, the Company and the individual defendants reached an agreement in principle to settle the class action litigation brought against the Company in consideration of the payment by the Company of $850,000, consisting of $310,000 payable in cash and $540,000 to be issued in the Company’s common shares.  On January 6, 2016, the United States District Court for the Southern District of New York (the “Court”) held a final hearing to consider approval of the settlement, and on April 22, 2016, it issued a final order approving the settlement and ordering that the parties file a stipulation voluntarily dismissing the action on or before May 23, 2016 or, in the alternative, to file a joint letter by the same deadline stating the reasons for the delay in filing such a stipulation.On April 22, 2016, the United States District Court for the Southern District of New York issued a final order approving the settlement. The Company remitted $310,000 in cash and issued 554,415 common shares in full satisfaction of the terms of the settlement. The case was closed on August 2, 2016.

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

The following tables set forth, for the calendar quarters indicated and through March 31, 2017, the quarterly high and low sale prices for our shares, as reported on NASDAQ Stock Market, the OTC Bulletin Board or the NYSE Amex, as applicable. The OTC Bulletin Board market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions. Prior to June 28, 2016, the sale prices of our shares were retroactively restated to reflect the 8:1 reverse split effected on that date.

	Shares
	High	Low
Annual Highs and Lows
2012	36.32	11.76
2013	32.48	15.84
2014	20.48	5.92
2015	11.36	6.00
2016	8.64	2.09

Quarterly Highs and Lows
2015
First Quarter	9.92	6.48
Second Quarter	11.36	8.88
Third Quarter	9.28	6.00
Fourth Quarter	9.60	6.00
2016
First Quarter	8.64	2.80
Second Quarter	4.08	2.09
Third Quarter	5.30	2.19
Fourth Quarter	3.02	2.10
2017
First Quarter	2.53	2.08

Monthly Highs and Lows
September 2016	3.55	2.57
October 2016	3.02	2.25
November 2016	3.00	2.10
December 2016	2.51	2.25
January 2017	2.53	2.08
February 2017	2.47	2.15
March 2017	2.30	2.12

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our shares have been listed on the NASDAQ Stock Market under the symbols CCCL, since January 18, 2011. Our shares were listed on the NASDAQ Capital Market from November 3, 2010 through January 17, 2011 and were relisted on the Nasdaq Capital Market on March 23, 2016 following the listing transfer where it is trading now under the same symbol “CCCL.” Our shares were listed on the NASDAQ Global Market from January 18, 2011 until March 22, 2016. The shares were previously quoted on the OTC Bulletin Board from December 29, 2009 through November 2, 2010. Prior to December 29, 2009, our shares were traded on NYSE Amex, under the symbols “HOL.” CHAC’s shares commenced to trade on December 17, 2007.

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

The Novation and the Offset Agreement became effective on July 31, 2014.

Except for the above, we did not enter into any other material contracts during fiscal years 2014, 2015 or 2016.

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

On February 3, 2015, the State Administration of Tax issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-tax Resident Enterprise, or Public Notice 7. Public Notice 7 has introduced a new tax regime that is significantly different from that under Circular 698. Public Notice 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Public Notice 7 provides clearer criteria the Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties with respect to the reporting and consequences of private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions, under Circular 698 and Public Notice 7. For the transfer of shares to our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Circular 698 and Public Notice 7. As a result, we may be required to expend valuable resources to comply with Circular 698 and Public Notice 7 to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company and other non-resident enterprises in our group should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Circular 698 and Public Notice 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

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

Except as disclosed above, we do not currently have any significant foreign exchange exposure as our sales and purchases are predominantly denominated in RMB. As of December 31, 2016, nearly all of our monetary assets and monetary liabilities were denominated in RMB except for certain bank balances, bank borrowings and other payables which were denominated in US dollars. However, in the future, a proportion of our sales may be denominated in other currencies as we expand into overseas markets. In such circumstances, we anticipate our primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if we are required to use different currencies for various aspects of its operations.

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

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2016. Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2016 were effective.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

Changes in Internal Controls over Financial Reporting

During the year ended December 31, 2016, there were no changes in the company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect our company’s internal control over financial reporting.

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

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer. A copy of the Code of Business Conduct and Ethics is available on our website, http://www.cceramics.com /Corporate-Governance.html. The information on our corporate website is not a part of this Annual Report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services rendered by Crowe Horwath (HK) CPA Limited, AWC (CPA) Limited and Centurion ZD CPA Limited (formerly known as DCAW (CPA) Limited) for the periods indicated:

	December 31, 2015	December 31, 2016
	RMB’000	RMB’000
Audit Fees - Crowe Horwath (HK) CPA Limited	905	-
Audit Fees - AWC (CPA) Limited	1,244	-
Audit Fees – Centurion ZD CPA Limited (formerly known as DCAW (CPA) Limited)	-	1,476
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	2,149	1,476

Audit Fees

Centurion ZD CPA Limited (formerly known as DCAW (CPA) Limited) audit fees for 2016 consisted of fees in relation to the audit of our financial statements for the year ended December 31, 2016.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

No purchase of our securities were made by us or our affiliates in 2016.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On April 30, 2016, China Ceramics Co., Ltd (the “Company”) was notified that, effective April 30, 2016, AWC (CPA) Limited (“AWC”) merged (the “Merger”) with Dominic K.F. Chan & Co (“DKFC”) and formed DCAW (CPA) Limited (“DCAW”).

As a result of the Merger, AWC resigned as the Company’s independent registered public accounting firm on April 30, 2016. On May 4, 2016, the Company engaged DCAW (CPA) Limited as its independent registered public accounting firm. The engagement of DCAW was approved by the Audit Committee of the Company’s board of directors on May 4, 2016.

The audit reports of AWC on the financial statements of the Company as of and for the year ended December 31, 2015 and did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audits of the Company’s financial statements for the fiscal year ended December 31, 2015 and through April 30, 2016, there were: (i) no disagreements with AWC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of AWC, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports, and (ii) no reportable events of the type described in Item 304(a)(1)(v) of Regulation S-K.

During the Company’s three most recent fiscal years and through May 4, 2016, neither the Company nor anyone on its behalf consulted with DCAW regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report nor oral advice was provided that DCAW concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F and its related instructions, or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

On October 25, 2016, DCAW changed its name to Centurion ZD CPA Limited (“Centurion”).

ITEM 16G.	CORPORATE GOVERNANCE

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3), we elected not to hold an annual meeting of shareholders in 2011 or 2015. Neither our Memorandum and Articles of Association nor the law of the British Virgin Islands require us to hold an annual meeting of shareholders.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of China Ceramics Co., Ltd. (1).

1.2	Memorandum and Articles of Association of Success Winner Limited (2).

1.3	Memorandum and Articles of Association of Stand Best Creation Limited (2).

1.4	Operation Charter of Jinjiang Hengda Ceramics Co., Ltd. (2).

2.1	Specimen Unit Certificate (3).

2.2	Specimen Common Stock Certificate (3).

3.1	Form of Voting Agreement (2).

4.1	Merger and Stock Purchase Agreement among CHAC, China Ceramics Co., Ltd., Hengda, Success Winner and the Seller (2).

4.2	Form of Registration Rights Agreement among CHAC and the founders (3).

4.3	Form of Earn-Out Escrow Agreement (2).

4.4	Form of Indemnity Escrow Agreement (2).

4.6	Form of Lock-Up Agreement for CHAC founders (2).

4.7	Form of Lock-Up Agreement (2).

4.8	Acquisition Agreement, dated November 19, 2009, by and between Jinjiang Hengda Ceramics Co., Ltd., all of the shareholders of Jiangxi Hengdali Constructional Ceramics Co., Ltd., and Jiangxi Hengdali Constructional Ceramics Co., Ltd (8).

4.9	Administrative Services Agreement by and between China Ceramics Co., Ltd. and Stuart Management Co., dated December 1, 2009 (8).

4.10	License Agreement between Huang Jia Dong and Jinjiang Hengda Ceramics Co., Ltd. (6).

4.11	China Ceramics Co., Ltd. 2010 Incentive Compensation Plan (7).

4.12	Employment Agreement, dated as of February 1, 2016, by and between China Ceramics and Huang Jia Dong (9).

4.13	Employment Agreement, dated as of February 1, 2016, by and between China Ceramics and Su Wei Feng (9).

4.14	Employment Agreement, dated as of August 1, 2015, by and between China Ceramics and Hen Man Edmund (9).

4.15	Term sheets relating to agreements for derivative instruments (10).

4.16	Agreement between Taishin International Bank, Co., Ltd., Stand Best Creation Limited and Sound Treasure Limited, dated July 31, 2014 (10).

4.17	Agreement between Stand Best Creation Limited, Huang Jia Dong, Wong Kung Tok, Mr. Huang’s brother-in-law, and Sound Treasure Limited, dated July 31, 2014 (10).

4.18	Form of Warrant (11).

4.19	Securities Purchase Agreement dated as of April 3, 2017 (13).

4.20	Convertible Promissory Note dated as of April 3, 2017 (13).

8.1	List of Subsidiaries (5).

11.1	Code of Business Conduct and Ethics (8).

12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Centurion ZD CPA Limited, an independent registered public accounting firm.

99.1	Letter from Crowe Horwath (HK) CPA Limited, dated March 7, 2016 (12).

99.2	Financial Press Release dated May 15, 2017.

(1)	Incorporated by reference to Annexes C and D of China Ceramics’ Prospectus on Form 424B3 filed with the SEC on November 13, 2009.

(2)	Incorporated by reference to China Ceramics’ Registration Statement on Form F-4 (File No. 333-161557).

(3)	Incorporated by reference to exhibits of the same number filed with CHAC’s Registration Statement on Form F-1 or amendments thereto (File No. 333-145085).

(4)	Incorporated by reference to CHAC’s Form 8-K, dated November 21, 2007.

(5)	Incorporated by reference to exhibits of the same number filed with China Ceramics’ Registration Statement on Form F-1 (File No. 333-164784).

(6)	Incorporated by reference to exhibits of the same number filed with China Ceramics’ Registration Statement on Form F-1 (File No. 333-170237).

(7)	Incorporated by reference to Annex A to Exhibit 99.1 filed with China Ceramics’ Report of Foreign Private Issuer on Form 6-K filed with the SEC on November 20, 2010

(8)	Incorporated by reference to China Ceramics’ Annual Report on Form 20-F filed with the SEC on May 17, 2010.

(9)	Incorporated by reference to China Ceramics’ Annual Report on Form 20-F filed with the SEC on April 20, 2016.

(10)	Incorporated by reference to China Ceramics’ Annual Report on Form 20-F filed with the SEC on July 31, 2014.

(11)	Incorporated by reference to China Ceramics’ Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 8, 2016

(12)	Incorporated by reference to China Ceramics’ Report of Foreign Private Issuer on Form 6-K filed with the SEC on March 8, 2016

(13)	Incorporated by reference to China Ceramics’ Report of Foreign Private Issuer on Form 6-K filed with the SEC on April 3, 2017.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA CERAMICS CO., LTD.

May 15, 2017	By:	/s/ Huang Jia Dong
		Name:	Huang Jia Dong
		Title:	Chief Executive Officer (Principal Executive Officer)

CHINA CERAMICS CO., LTD.

May 15, 2017	By:	/s/ Hen Man Edmund
		Name:	Hen Man Edmund
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

China Ceramics Co., Ltd. and Its Subsidiaries

HK office: 7th Floor, Nan Dao Commercial Building, 359-361 Queen’s Road Central, Hong Kong

香港 皇后大道中三五九至三六一號 南島商業大廈七樓

Tel : (852) 2851 7954 Fax: (852) 2545 4086

Kowloon office: Room 2105-06, 21/F., Office Tower, Langham Place, 8 Argyle Street, Mongkok, Kowloon, Hong Kong

九龍 旺角 亞皆老街八號 朗豪坊辦公大樓2105-06室

Tel: (852) 2780 0607 Fax: (852) 2780 0013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of China Ceramics Co., Ltd.

We have audited the accompanying consolidated statements of financial position of China Ceramics Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of China Ceramics Co., Ltd. and subsidiaries as of December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Centurion ZD CPA Limited

Centurion ZD CPA Limited
Hong Kong, China
May 15, 2017

China Ceramics Co., Ltd. and Its Subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the Years Ended December 31, 2016 2015 and 2014

		For the years ended December 31,
	Notes	2016 RMB'000	2015 RMB'000	2014 RMB'000
Revenue	5	793,745	1,017,146	1,037,651

Cost of sales		(823,856)	(891,720)	(933,220)

Gross profit		(30,111)	125,426	104,431

Other income	5	15,233	707	429
Selling and distribution expenses		(12,815)	(14,153)	(14,251)
Administrative expenses		(46,704)	(21,883)	(29,529)
Finance costs	6	(84)	(4,043)	(4,556)
Realized and unrealized fair value (loss)/gain on derivative financial instruments	7	-	-	(59,477)
Loss from asset devaluation		(230,359)	(421,641)	-
Other expenses		(11,381)	(3,572)	(10,937)

Loss before taxation	8	(316,221)	(339,159)	(13,890)
Income tax (expense)/credit	9	(5,581)	(23,253)	(16,463)

Loss attributable to shareholders		(321,802)	(362,412)	(30,353)

Other comprehensive income for the year, net of tax:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations		(2,288)	1,628	1

Total comprehensive loss for the year		(324,090)	(360,784)	(30,352)

Loss per share
Basic (RMB)	10	(116.51)	(141.91)	(11.89)
Diluted (RMB)	10	(116.51)	(141.91)	(11.89)

The accompanying notes are an integral part of these consolidated financial statements.

China Ceramics Co., Ltd. and Its Subsidiaries

Consolidated Statements of Financial Position

		As of December 31,
	Notes	2016 RMB’000	2015 RMB’000
ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment	12	130,542	409,855
Investment property	13	6,791	-
Land use rights	14	5,920	15,809
Goodwill	11 and 27	-	-
Deferred tax assets	9	4,765	9,584
Long-term prepaid expenses	15	1,494	-

		149,512	435,248

Current assets
Inventories	16	212,742	306,853
Trade receivables	17	553,542	509,903
Other receivables and prepayments	18	8,854	18,830
Derivative financial instruments	30	-	-
Income tax refundable		6,521	-
Restricted cash	19	-	41,672
Cash and bank balances	19	110	514

		781,769	877,772

Current liabilities
Trade payables	20	84,257	110,267
Accrued liabilities and other payables	21	37,640	35,177
Interest-bearing bank borrowings	22	-	40,076
Amounts owed to related parties	28	35,626	33,963
Income tax payable		1,309	5,293

		158,832	224,776

Net current assets		622,937	652,996

Non-current liabilities
Interest-bearing bank borrowings	22	-	-
Deferred tax liabilities	9	-	1,404

		-	1,404

Net assets		772,449	1,086,840

EQUITY
Share capital	23	151	137
Reserves	24	772,298	1,086,703
Total shareholder’s equity		772,449	1,086,840

The accompanying notes are an integral part of these consolidated financial statements.

China Ceramics Co., Ltd. and Its Subsidiaries

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2016, 2015 and 2014

	Outstanding		Reverse		Share-based				Currency
	share	Share	recapitalization	Merger	payment	Statutory	Capital	Retained	translation	Total
	capital	premium	reserve	reserve	reserve	reserve	reserve	earnings	reserve	Equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Note 23)		(Note24(e))	(Note 24(c))	(Note24(d))	(Note24(a))	(Note 24(f))		(Note24(b))
Balance at January 1, 2014	137	659,507	(507,235)	58,989	123,363	123,012	-	962,370	(571)	1,419,572
Exchange differences on translation of financial statements of foreign operations	-	-	-	-	-	-	-	-	1	1
Total comprehensive loss for the year	-	-	-	-	-	-	-	(30,353)	1	(30,352)
Transfer to statutory reserve	-	-	-	-	-	4,893	-	(4,893)	-	-
Employee share-based payment options	-	-	-	-	150	-	-	-	-	150
Dividends declared and paid (Note 25)	-	-	-	-	-	-	-	(3,012)	-	(3,012)
Contribution from a related party (Note 24(f))	-	-	-	-	-	-	61,266	-	-	61,266
Balance at December 31, 2014	137	659,507	(507,235)	58,989	123,513	127,905	61,266	924,112	(570)	1,447,624
Net loss for the year	-	-	-	-	-	-	-	(362,412)	-	(362,412)
Exchange differences on translation of financial statements of foreign operations	-	-	-	-	-	-	-	-	1,628	1,628
Total comprehensive loss for the year	-	-	-	-	-	-	-	(362,412)	1,628	(360,784)
Transfer to statutory reserve	-	-	-	-	-	6,783	-	(6,783)	-	-
Employee share-based payment options	-	-	-	-	-	-	-	-	-	-
Dividends declared and paid (Note 25)	-	-	-	-	-	-	-	-	-	-
Contribution from a related party (Note 24(f))	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2015	137	659,507	(507,235)	58,989	123,513	134,688	61,266	554,917	1,058	1,086,840
Net loss for the year	-	-	-	-	-	-	-	(321,802)	-	(321,802)
Exchange differences on translation of financial statements of foreign operations	-	-	-	-	-	-	-	-	(2,288)	(2,288)
Total comprehensive loss for the year	-	-	-	-	-	-	-	(321,802)	(2,288)	(324,090)
Issuance of new shares	14	9,685	-	-	-	-	-	-	-	9,699
Transfer to statutory reserve	-	-	-	-	-	655	-	(655)	-	-
Dividends declared and paid (Note 25)	-	-	-	-	-	-	-	-	-	-
Contribution from a related party (Note 24(f))	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2016	151	669,192	(507,235)	58,989	123,513	135,343	61,266	232,460	(1,230)	772,449

The accompanying notes are an integral part of these consolidated financial statements.

China Ceramics Co., Ltd. and Its Subsidiaries
Consolidated Statements of Cash Flows

For the Years Ended December 31, 2016, 2015 and 2014

		For the years ended December 31,
	Notes	2016 RMB’000	2015 RMB’000	2014 RMB’000
Cash flows from operating activities
Loss before taxation		(316,221)	(339,159)	(13,890)
Adjustments for
Amortization of land use rights	14	369	669	670
Depreciation of property, plant and equipment	12	44,583	67,976	69,450
Loss on disposal of property, plant and equipment	12	6,246	109	3,537
Bad debt provision of trade receivables		23,940
Realized and unrealized loss/(gain) from derivative financial instruments	7	-	-	59,477
Write down of inventories	16	75,078	7,667	2,438
Share-based compensation	26	-	-	150
Finance costs	6	-	4,043	4,556
Impairment of non-current assets		230,359	421,641	-
Interest income	5	(1,791)	(707)	(429)
Foreign exchange loss		84	1,376	591
Operating cash flows before working capital changes		62,647	163,615	126,550
Decrease/(Increase) in inventories		19,034	16,242	(25,765)
Decrease/(Increase) in trade receivables		(67,578)	40,022	(58,937)
(Increase)/decrease in other receivables and prepayments		8,481	(15,248)	112
(Decrease)/increase in trade payables		(26,010)	(11,901)	(30,404)
(Decrease)/increase in accrued liabilities, other payables and amounts owed to related parties		7,641	(4,233)	28,845
Cash generated from operations		4,215	188,497	40,401
Interest paid		(84)	(4,053)	(4,576)
PRC income tax paid		(12,816)	(22,462)	(13,108)
Net cash (used in)/generated from operating activities		(8,685)	161,982	22,717

Cash flows from investing activities
Proceed from derivative financial instruments		-	-	1,390
Proceed from disposal of property, plant and equipment		1,000	50	11,172
Acquisition of property, plant and equipment	12	-	(164,697)	-
Decrease/(Increase) in restricted cash		41,672	(12,800)	-
Interest received		1,791	705	429
Net cash (used in)/generated from investing activities		44,463	(176,742)	12,991

Cash flows from financing activities
Issuance of share capital		6,185	-	-
New bank borrowings		-	48,813	57,119
Repayment of short-term loans		(40,076)	(94,816)	(73,064)
Dividend paid		-	(1,505)	(1,505)
Deposit to stock transfer agent for dividend payment		-	-	-
Advances from related party		-	-	14,048
Net cash used in financing activities		(33,891)	(47,508)	(3,402)

Net (decrease)/increase in cash and cash equivalents		1,887	(62,268)	32,306
Cash and cash equivalents, beginning of year		514	61,155	28,848
Effect of foreign exchange rate differences		(2,291)	1,627	1
Cash and cash equivalents, end of year		110	514	61,155
Non-cash transactions:
Payments of dividends funded by deposit to stock transfer agent	18	-	-	11,831
Restricted cash funded by a related party	24 (f)	-	-	6,659
Loss on derivative financial instruments funded by a related party	24 (f)	-	-	4,727
Transfer of restricted cash to a related party	24 (f)	-	-	15,552
Release of liabilities under the Novation Agreement	24 (f)	-	-	56,095
Release of liabilities under the Offset Agreement	24 (f)	-	-	20,723

The accompanying notes are an integral part of these consolidated financial statements.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

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

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

1.	GENERAL INFORMATION (Continued)

China Ceramics and its subsidiaries’ (the “Company”) corporate structure as of December 31, 2015 is as follows:

Name	Place and date of incorporation or establishment/ operations	Nominal value of issued ordinary share /registered capital		Percentage of equity attributable to the Company		Principal activities
				Direct	Indirect
Success Winner Limited	British Virgin Islands, May 29, 2009	US$	1	100	-	Investment holding

Stand Best Creation Limited	Hong Kong, January 17, 2008	HK$	10,000	-	100	Investment holding

Jinjiang Hengda Ceramics Co., Ltd. (note)	PRC, September 30, 1993	RMB	288,880,000	-	100	Manufacture and sale of ceramic tiles

Jiangxi Hengdali Ceramic Materials Co., Ltd. (Note (note)	PRC, May 4, 2008	RMB	55,880,000	-	100	Manufacture and sale of ceramic tiles

Fujian Province Hengdali Building Materials Co., Ltd (note)	PRC, September 17,2013	RMB	1,000,000	-	100	Sale of building and decoration materials

Note: All The registered capital of Hengda, Hengdali and Fujian Hengdali had been fully paid up.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

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
For the Three Years Ended December 31, 2014, 2015 and 2016

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

The Company’s financial statements consolidate those of the Company and all of its subsidiaries as of December 31, 2016. Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Company has power, only substantive rights (held by the Company and other parties) are considered. All subsidiaries have a reporting date of December 31.

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

The translation of certain RMB amounts as of and for the year ended December 31, 2016 into US$ is included in these financial statements solely for the convenience of readers and was made at the rate of RMB6.9430 to US$1.00, which was based on the noon buying rate on December 31, 2016 in The City of New York cable transfers of RMB as certified for customers purposes by the Federal Reserve Bank of New York. Such translation should be construed as representation that RMB amounts could be converted, realized or settled into US$ at the rate stated above or at any other rate.

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
For the Three Years Ended December 31, 2014, 2015 and 2016

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

2.5	Investment property

Investment properties are properties held to earn rentals or for capital appreciation.

Investment properties are initially measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured at their fair values. Gains or losses arising from changes in the fair value of investment properties are included in profit or loss for the period in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period in which the item is derecognised.

2.6	Land use rights

Upfront payments made to acquire land held under an operating lease are stated at cost less accumulated amortization and any accumulated impairment losses. Amortization is calculated on a straight line basis over the leasing period of 50 years.

2.7	Goodwill

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
For the Three Years Ended December 31, 2014, 2015 and 2016

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

2.10	Financial instruments

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

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.10	Financial instruments (Continued)

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

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.10	Financial instruments (Continued)

Classification and subsequent measurement of financial liabilities

Financial liabilities are classified as FVTPL, or other financial liabilities, as appropriate upon initial recognition. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

(i)	Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequent to the initial recognition, other financial liabilities are measured at amortized cost using the effective interest method. The Company’s other financial liabilities include trade and other payables and bank borrowings.

(ii)	Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments (including separated embedded derivatives) held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in profit or loss.

2.11	Derivative financial instruments

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

Any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss.

2.12	Leases

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

All the leases of the Company are operating leases for the years ended December 31, 2016, 2015 and 2014.

2.13	Provisions and contingencies

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

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.14	Share capital

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

Rental income is recognized based upon our annual rental over the life of the lease under operating lease, using the straight-line method.

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

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.17	Employee benefits

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

2.18	Borrowing costs

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
For the Three Years Ended December 31, 2014, 2015 and 2016

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

(b)	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

(i)	the same taxable entity; or

(ii)	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend either to settle current tax liabilities and realize the current tax assets on a net basis, or to settle the liabilities and realize the assets simultaneously.

2.20	Research and development activities

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

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.21	Segment reporting

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

2.22	Related parties

(a)	A person, or a close member of that person’s family, is related to the group if that person:

(i)	has control or joint control over the group;

(ii)	has significant influence over the group; or

(iii)	is a member of the key management personnel of the group or the group’s parent.

(b)	An entity is related to the group if any of the following conditions applies:

(iv)	The entity and the group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(v)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(vi)	Both entities are joint ventures of the same third party.

(vii)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(viii)	The entity is a post-employment benefit plan for the benefit of employees of either the group or an entity related to the group.

(ix)	The entity is controlled or jointly controlled by a person identified in (a).

(x)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

3.	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

3.1	Adoption of new or amended IFRSs

In 2016, the Company has applied the following new or revised standards and amendments issued by the International Accounting Standards Board (“IASB”) relevant to the Company’s financial statements:

IFRS 14                                                            Regulatory Deferral Accounts

IFRS 14 is not applicable to CCCL since it is not a first-time adopter of IFRS.

Amendments to IFRS 11                              Accounting for Acquisitions of Interests in Joint Operations

The amendments should be applied prospectively to acquisitions of interests in joint operations (in which the activities of the joint operations constitute businesses as defined in IFRS 3) occurring from the beginning of annual periods beginning on or after 1 January 2016. The directors of the Company anticipate that the application of these amendments to IFRS 11 may have an impact on the Group's consolidated financial statements in future periods should such transactions arise. There were no transactions involving IFRS 11 during the year ended December 31, 2016.

Amendments to IAS 1                                  Disclosure Initiative

The amendments to IAS 1 are effective for annual periods beginning on or after 1 January 2016. The directors of the Company do not anticipate that the application of these amendments to IAS 1 will have a material impact on the amounts recognised in the Group's consolidated financial statements.

Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortisation

The requirements of IAS 16 are amended to clarify that a depreciation method that is based on revenue that is generated by an activity that includes the use of an asset is not appropriate. This is because such methods reflects a pattern of generation of economic benefits that arise from the operation of the business of which an asset is part, rather than the pattern of consumption of an asset’s expected future economic benefits.

The requirements of IAS 38 are amended to introduce a rebuttable presumption that a revenue-based amortisation method for intangible assets is inappropriate for the same reasons as in IAS 16. However, the IASB states that there are limited circumstances when the presumption can be overcome:

The intangible asset is expressed as a measure of revenue (the predominant limiting factor inherent in an intangible asset is the achievement of a revenue threshold); and it can be demonstrated that revenue and the consumption of economic benefits of the intangible asset are highly correlated (the consumption of the intangible asset is directly linked to the revenue generated from using the asset).

CCCL does not use revenue-based depreciation or amortization so this amendment has no material impacted on the financial statements for the year ended December 31, 2016.

Amendments to IFRSs                                 Annual Improvements to IFRSs 2012-2014 Cycle4

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

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

3.	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (Continued)

The directors of the Company do not anticipate that the application of these amendments will have a material effect on the amounts recognised in the Group's consolidated financial statements.

Amendments to IAS 16 and IAS 41            Agriculture: Bearer Plants

Not applicable to CCCL.

Amendments to IAS 27                                 Equity Method in Separate Financial Statements

Not applicable to CCCL

Amendments to IFRS 10,                              Investment Entities: Applying the Consolidation

IFRS 12 and IAS 28                                       Exception

The directors of the Company do not anticipate that the application of these amendments to IFRS 10, IFRS 12 and IAS 28 will have a material impact on the Group's consolidated financial statements as the Group is not an investment entity and does not have any subsidiary, associate or joint venture that qualifies as an investment entity.

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

1 Effective for annual periods beginning on or after 1 January 2018

2 Effective for annual periods beginning on or after 1 January 2019

3 Effective for annual periods beginning on or after a date to be determined

4 Effective for annual periods beginning on or after 1 January 2017

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
For the Three Years Ended December 31, 2014, 2015 and 2016

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

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

3.	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (Continued)

3.2	Accounting standards issued but not yet effective(Continued)

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

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Useful lives and impairment assessment of investment property

Investment properties are stated at cost less accumulated depreciation and identified impairment losses. The estimation of useful lives impacts the level of annual depreciation expenses recorded. Investment properties are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires management’s estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the relevant asset’s carrying amount is written down to the recoverable amount and the amount of the write-down is charged against profit or loss.

Impairment loss recognized in respect of property, plant and equipment

As of 31 December 2016, the carrying amount of property, plant and equipment was approximately RMB 130,542,000 (2015: RMB409,855,000). An impairment loss of approximately RMB209,919,000 recognized against the original carrying amount of property, plant and equipment. The impairment loss recognized for the years ended December 31, 2015 was RMB405,125,000 and nil for year 2014. Determining whether property, plant and equipment are impaired requires an estimation of the recoverable amount of the property, plant and equipment. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of investment property

As of 31 December 2016, the carrying amount of investment property was approximately RMB 6,791,000 (2015: NIL). An impairment loss of approximately RMB10,920,000 recognized against the original carrying amount of investment property. The impairment loss recognized for the years ended December 31, 2015 was nil and nil for year 2014. Determining whether investment property are impaired requires an estimation of the recoverable amount of the investment property. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of land use rights

As of 31 December 2016, the carrying amount of land use rights was approximately RMB5,920,000 (2015: RMB15,809,000). An impairment loss of approximately RMB9,520,000 was recognized against the original carrying amount of land use rights. The impairment loss recognized for the years ended December 31, 2015 was RMB12,781,000 and nil for year 2014. Determining whether land use rights are impaired requires an estimation of the recoverable amount of the land use rights. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Company to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. No impairment was made on goodwill for the years ended December 31, 2016. The impairment made on goodwill for the years ended December 31, 2015 and 2014 was RMB3,735,000 and zero.

Income tax

The Company has exposure to income taxes in the PRC. Significant judgment is required in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The carrying amounts of the Company’s income tax payable as of December 31, 2016 and 2015 were RMB1,309,000 and RMB5,293,000, respectively.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Impairment of trade receivables

The Company’s management assesses the collectability of trade receivables. This estimate is based on the credit history of the Company’s customers and the current market conditions. Management assesses the collectability of trade receivables at the balance sheet dates and makes the provision, if any. The identification of doubtful debts requires the use of judgment and estimates. Judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness, past collection history of each customer and on-going dealings with them. Where the expectation is different from the original estimate, such difference will impact the carrying value of trade and other receivables and doubtful debts expenses in the period in which such estimate has been changed. The carrying amounts of the Company’s trade receivables as of December 31, 2016 and 2015 were RMB 553,542,000 and RMB 509,903,000, respectively.

Net realizable value of inventories

Net realizable value of inventories is the management’s estimation of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of a similar nature. It could change significantly as a result of various market factors. The carrying amounts of the Company’s inventories as of December 31, 2016 and 2015 were RMB 212,742,000 and RMB 306,853,000, respectively.

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

Revenue comprises the fair value of the consideration received or receivable for the sale of goods. An analysis of the Company’s revenue and other income is as follows:

	For the years ended December 31,
	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Revenue
Sale of goods	793,745	1,017,146	1,037,651
Other income
Interest income	1,791	707	429
Reversal of provision for litigation claim originally estimated under current liabilities	1,650	-	-
Rental income	11,792	-	-
	15,233	707	429

6.	FINANCE COSTS

Finance costs comprise interest expense on the Company’s bank borrowings:

	For the years ended December 31,
	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Interest on bank borrowings	84	4,043	4,556

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

7.	REALIZED AND UNREALIZED FAIR VALUE (LOSS)/GAIN ON DERIVATIVE FINANCIAL INSTRUMENTS

	For the years ended December 31,
	2016	2015	2014
	RMB’000	RMB’000	RMB’0002
Realized and unrealized fair value (loss)/gain on derivative financial instruments (Note 29(d))	-	-	(59,477)

8.	LOSS BEFORE TAXATION

The Company’s loss before taxation is arrived at after charging:

	For the years ended December 31,
	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Cost of inventories recognized as expense(1)	823,856	891,720	928,823
Depreciation expenses	44,583	67,976	69,450
Amortization of land use rights	369	669	670
Auditors’ remuneration
– Audit fees	2,800	905	5,992
– Audit-related fees	-	-	-
	2,800	905	5,992
Directors’ remuneration
– salaries and related cost	1,039	863	888
– retirement scheme contribution	9	9	-
– share-based payments	-	-	21
Key management personnel (other than directors)
– salaries and related cost	1,644	502	731
– retirement scheme contribution	17	11	19
– share-based payments	-	-	129
Research and development personnel
– salaries and related cost	1,056	1,145	1,302
– retirement scheme contribution	63	87	55
Other personnel
– salaries and related cost	52,247	54,839	65,720
– retirement scheme contribution	6,000	8,135	7,783
Total employee benefit expenses	62,075	65,591	76,648

(1)         Cost of inventories recognized as expense included staff costs of RMB 45,886,000, RMB 52,685,000 and RMB 57,547,000, retirement scheme contribution of RMB 4,845,000, RMB 7,051,000 and RMB 6,766,000, depreciation and amortization expense of RMB 37,545,000, RMB67,732,000 and RMB68,459,000, operating lease charges of RMB13,902,000, RMB 12,923,000 and RMB 11,552,000 and write-down of inventories of RMB 75,078,000, RMB 7,667,000 and RMB 2,181,000 for the years ended December 31, 2016, 2015 and 2014, respectively, which amounts are also included in the respective total amounts disclosed separately for each of these types of expenses.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

9.	INCOME TAX EXPENSE/(CREDIT)

	For the years ended December 31,
	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Current Tax:
PRC Income Tax	2,166	24,983	14,403
Over-provision of PRC Income Tax in prior year	-	-	(42)
	2,166	24,983	14,361
Deferred tax expense	3,415	(1,730)	2,102
	5,581	23,253	16,463

Reconciliation between income tax expense (credit) and (loss) profit before taxation at applicable tax rates is as follows:

	For the years ended December 31,
	2016 RMB’000	2015 RMB’000	2014 RMB’000
Loss before taxation	(316,221)	(339,159)	(13,890)
Tax calculated at a tax rate of 25%	(79,055)	(84,790)	(3,473)
Tax effect on non-deductible expenses	30	992	11,519
Tax effect on non-taxable income			-
Tax effect on different tax rates of group entities operating in other jurisdictions	3,840	1,641	8,300
Impairment losses on property, plant and equipment that are not deductible	55,210	101,281	-
Impairment losses on land use right that are not deductible	2,380	3,195	-
Impairment losses on goodwill that are not deductible	-	934	-
Inventory provision that are not deductible	23,176	-	-
Withholding tax on profits retained by a PRC subsidiary	-	-	159
Over-provision of PRC Income Tax in prior year	-	-	(42)
	5,581	23,253	16,463

British Virgin Islands Profits Tax

The Company has not been subject to any taxation in this jurisdiction for the years ended December 31, 2016, 2015 and 2014.

Hong Kong Profits Tax

The subsidiary in Hong Kong is subject to tax charged on Hong Kong sourced income with a statutory tax rate of 16.5% for the years ended December 31, 2016, 2015 and 2014. No Hong Kong profits tax has been provided as the Company has no assessable profit arising in Hong Kong for the years ended December 31, 2016, 2015 and 2014.

PRC Income Tax

The subsidiaries in the PRC are subject to the enterprise income tax in accordance with “PRC Enterprise Income Tax Law” (“EIT Law”), and the applicable income tax rate for the years ended December 31, 2016, 2015 and 2014 is 25%.

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

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

9.	INCOME TAX EXPENSE/(CREDIT) (Continued)

Deferred tax (assets)/liabilities recognized in the consolidated statements of financial position and the movements during the years are as follows:

	Dividend withholding	Inventory	Net operating	Depreciation and
Deferred tax arising from:	tax	provision	loss	amortization	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2014	1,245	(6,913)	(3,901)	1,017	(8,552)
Charges/(credits) for the year	159	(546)	2,524	(35)	2,102
As of December 31, 2014	1,404	(7,459)	(1,377)	982	(6,450)
Charges/(credits) for the year	-	(1,916)	1,377	(1,191)	(1,730)
As of December 31, 2015	1,404	(9,375)	-	(209)	(8,180)
Charges/(credits) for the year	(1,404)	4,610	-	209	3,415
As of December 31, 2016	-	(4,765)	-	-	(4,765)

For the purpose of presentation in the consolidated statements of financial position, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances in the consolidated statements of financial position for financial presentation purposes:

	As of December 31,
	2016 RMB’000	2015 RMB’000
Deferred tax assets	(4,765)	(9,584)
Deferred tax liabilities	-	1,404
	(4,765)	(8,180)

Hengda and Hengdali, the Company’s PRC subsidiaries, have cumulative undistributed earnings of RMB409,816,000 RMB743,900,577 and RMB1,126,612,000, as of December 31, 2016, 2015 and 2014, which are included in consolidated retained earnings. Deferred tax liabilities of RMB nil, RMB1,404,000 and RMB1,404,000 have been recognized to the extent of distributable profits earned by Hengda as of December 31, 2016, 2015 and 2014. No provision has been made for deferred taxes related to future repatriation of the remaining earnings, as the Company controls the dividend policy of these PRC subsidiaries and it has been determined that it is probable that these profits will not be distributed in the foreseeable future. If the Company were to distribute these cumulated earnings in the foreseeable future, the deferred tax liabilities of RMB20,490,800 RMB37,195,028.86 and RMB56,331,000 would be recognized as of December 31, 2016, 2015 and 2014, respectively.

10.	LOSS PER SHARE

	For the years ended December 31,
	2016	2015	2014
Loss attributable to holders of ordinary shares (RMB’000):	(321,802)	(362,412)	(30,353)

Weighted average number of ordinary shares outstanding used in computing basic and diluted (loss)/earnings per share	2,761,998	2,553,855	2,553,855

Loss per share - basic (RMB)	(116.51)	(141.91)	(11.89)
Loss per share - diluted (RMB)	(116.51)	(141.91)	(11.89)

Warrants to purchase common stock are not included in the diluted loss per share calculations when their effect is antidilutive. For the year ended December 31, 2016, about 1,300,000 of potential common stock related to outstanding stock options were excluded from the calculation of diluted net loss per share as such shares are antidilutive when there is a loss. There were no such warrants for the year ended December 31, 2015 and 2014.

The 2015 and 2014 weighted average shares used to compute basic and diluted EPS were retroactively restated to reflect the 8:1 reverse split made in June 28, 2016.

11.	GOODWILL

	As of December 31,
	2016	2015
	RMB’000	RMB’000

Carrying amount	3,735	3,735
Accumulated impairment losses	(3,735)	(3,735)
	-	-

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

11.	GOODWILL (Continued)

On January 8, 2010, the Company consummated the acquisition of all voting equity interests of Hengdali (which is considered to be a CGU), and the excess of the consideration transferred over the fair value of the identifiable net assets acquired is recorded as goodwill (Note 26).

The Company performs a goodwill impairment test in year 2015 and was fully impaired at that time. At the end of the reporting period, the Company assessed the recoverable amount of goodwill, and determined that no further impairment of goodwill was required for the 2016 year-end because it was written down to zero in 2015 (2015: RMB 3,735,000 ).

12.	PROPERTY, PLANT AND EQUIPMENT

	Buildings RMB'000	Plant and machinery RMB'000	Motor vehicles RMB'000	Office equipment RMB'000	Total RMB'000
Cost
At January 1,2015	343,835	652,666	6,351	2,034	1,004,886
Additions	38,626	126,744	-	-	165,370
Disposals	(450)	-	(1,436)	(205)	(2,091)
At December 31,2015	382,011	779,410	4,915	1,829	1,168,165
Additions	-	-	-	-	-
Disposals	-	(34,052)	-	(5)	(34,057)
Transfer to investment property	(37,253)	-	-	-	(37,253)
At December 31,2016	344,758	745,358	4,915	1,824	1,096,855

Accumulated depreciation
At January 1,2015	34,749	245,681	4,849	1,186	286,465
Depreciation charge	8,198	59,451	125	197	67,971
Disposals	(338)	-	(913)	-	(1,251)
At December 31, 2015	42,609	305,132	4,061	1,383	353,185
Depreciation charge	5,236	39,102	125	120	44,583
Disposals	-	(18,280)	-	(5)	(18,285)
Transfer to investment property	(1,570)	-	-	-	(1,570)
At December 31,2016	46,275	325,954	4,186	1,498	377,913

Impairment
At January 1,2015	-	-	-	-	-
Impairment losses recognized in profit or loss	168,717	235,763	425	220	405,125
Disposals	-	-	-	-	-
At December 31, 2015	168,717	235,763	425	220	405,125
Impairment losses recognized in profit or loss	102,012	118,575	188	65	220,840
Disposals	-	(8,674)	-	-	(8,674)
Transfer to investment property	(28,891)	-	-	-	(28,891)
At December 31,2016	241,838	345,664	613	285	588,400

Carrying amount
At December 31, 2015	170,685	238,515	429	226	409,855
At December 31, 2016	56,645	73,740	116	41	130,542

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

12.	PROPERTY, PLANT AND EQUIPMENT (Continued)

All property, plant and equipment held by the Company are located in the PRC. The Company’s buildings are situated on land under medium-term land use rights.

For the buildings owned collectively by the Company and other three unrelated companies, the cost of buildings are stated according to the amounts paid by the Company for its part of buildings, which represent the Company’s interests in the buildings. Buildings are depreciated over their expected useful lives of 40 years. These buildings’ cost was RMB3,363,000, and accumulated depreciation of these buildings was RMB1,257,000 and RMB1,163,000 at December 31, 2016 and 2015, respectively. These buildings with a carrying value of approximately RMB2,200,000 were pledged to secure the Company’s interest-bearing bank borrowings at December 31, 2015 (Note 22).  No property, plant and equipment was pledged to secure the Company interest-bearing bank borrowings at December 31, 2016.

At the end of the reporting period, the Company assessed the recoverable amount of property, plant and equipment, and determined that carrying amount was impaired by RMB209,919,000 (2015: 405,125,000).

Loss on disposal of property, plant and equipment in 2016 and 2015 was RMB6,246,000 and RMB109,000 respectively.

13.	INVESTMENT PROPERTY

	2016	2015
	RMB’000	RMB’000
Cost
At December 31, 2016 and 2015	37,253	-
Accumulated depreciation
Transfer from property, plant and equipment	(1,101)	-
Depreciation	(469)	-
	(1,570)	-
Impairment for the year
Transfer from property, plant and equipment	(17,972)	-
Impairment losses recognized in profit or loss transferred from property, plant and equipment	(10,920)	-
	(28,892)	-
Carrying amount
At December 31, 2016 and 2015	6,791	-

The fair value of this investment property, which is the estimation of the depreciated replacement cost, as of December 31, 2016 was RMB36,200,000.

At the end of the reporting period, the Company assessed the recoverable amount of investment property, and determined that carrying amount was impaired by RMB10,920,000 (2015: NIL).

14.	LAND USE RIGHTS

The Company’s land use rights are under medium-term leases in the PRC, and are analyzed for reporting purposes as follows:

	2016	2015
	RMB’000	RMB’000
Cost
At December 31, 2016 and 2015	32,619	32,619
Accumulated amortization
At beginning of the year	(4,029)	(3,360)
Amortization	(369)	(669)
	(4,398)	(4,029)
Impairment
At beginning of the year	(12,781)	-
Impairment for the year	(9,520)	(12,781)

	(22,301)	(12,781)
Carrying amount
At December 31, 2016 and 2015	5,920	15,809

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

14.	LAND USE RIGHTS (Continued)

No land use rights of the Company were pledged to the banks as securities for the Company’s interest-bearing bank borrowings at December 31, 2016. All the land use rights of the Company were pledged to the banks as securities for the Company’s interest-bearing bank borrowings at December 31, 2015 (Note 22 ). At the end of the reporting period, the Company assessed the recoverable amount of land use right, and determined that carrying amount was impaired by RMB 9,520,000 (2015:12,781,000)

15.	LONG-TERM PREPAID EXPENSES

	As of December 31,
	2016	2015
	RMB’000	RMB’000
Prepaid advertising fees	1,494	-

The amount represents the advertising fees paid in advance covering periods over one year.

16.	INVENTORIES

	As of December 31,
	2016	2015
	RMB’000	RMB’000
Raw materials	21,909	30,226
Work in progress	5,657	5,657
Finished goods	185,176	270,970
	212,742	306,853

The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	For the years ended December 31,
	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Carrying amount of inventories sold	748,778	884,053	926,642
Write down of inventories (included in cost of sales)	75,078	7,667	2,181
	823,856	891,720	928,823

Write down of inventories (included in administrative expenses)	-	-	257

17.	TRADE RECEIVABLES

	As of December 31,
	2016	2015
	RMB’000	RMB’000
Trade receivables	577,482	509,903
Less: provision for impairment	(23,940)	-
	553,542	509,903

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

17.	TRADE RECEIVABLES (Continued)

The Company’s trade receivables are denominated in Renminbi and non-interest bearing. In 2011, the credit period granted to distributors was generally for a period within 90 days. Since the end of 2012, the Company had extended the collection period to 150 days to address funding pressures of its distributors. Other customers were granted a credit period of 90 days in the years ended December 31, 2013, and extended to 120 days in the year ended December 2015 and 2016. In the fourth quarter of 2016, the Company accrued RMB 23.9 million (US$ 3.5 million) as a provision for bad debt related to the amount of outstanding trade receivables that did not conform with the Company’s credit policy.

All of the trade receivables are expected to be recovered within one year. An aging analysis of the Company's trade receivables, based on the invoice date, is as follows:

	As of December 31,
	2016	2015
	RMB’000	RMB’000
Within 90 days	236,251	243,762
Between 3 and 6 months	268,577	266,141
More than 6 months	48,714	-
	553,542	509,903

An aging analysis of trade receivables that were neither past due nor impaired or past due but not impaired, is as follows:

		Past due but not impaired
	Neither past due nor impaired	Less than 30 days	31 to 120 days	Over 120 days	Sub-total	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
December 31, 2015	509,903	-	-	-	-	509,903
December 31, 2016	504,828	39,289	9,425	-	-	553,542

Receivables that were neither past due nor impaired relate to a large number of customers for whom there was no recent history of default. All amounts are short-term. The Company does not hold any collateral over these receivables.

The net carrying value of trade receivables is considered a reasonable approximation of fair value.

As of December 31, 2016, the Company is exposed to certain credit risks as 8% and 26% of the total trade receivables were due from the Company's largest and the five largest customers, respectively.

As of December 31, 2015, the Company is exposed to certain credit risks as 8% and 22% of the total trade receivables were due from the Company's largest and the five largest customers, respectively.

18.	OTHER RECEIVABLES AND PREPAYMENTS

	As of December 31,
	2016	2015
	RMB’000	RMB’000
Prepayments	2,682	1,528
Deposit to stock transfer agent	-	-
VAT recoverable	6,172	17,302
	8,854	18,830

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

18.	OTHER RECEIVABLES AND PREPAYMENTS (Continued)

All of the other receivables and prepayments are expected to be recovered or recognized as expense within one year. The net carrying value of these balances is considered a reasonable approximation of fair value.

19.	RESTRICTED CASH AND CASH AND BANK BALANCES

	As of December 31,
	2016	2015
	RMB’000	RMB’000
Cash on hand	65	46
Cash at banks	45	468
Cash and bank balances	110	514
Restricted cash	-	41,672
	110	42,186

Restricted cash and cash and bank balances are denominated in the following currencies:

	As of December 31,
	2016	2015
	RMB’000	RMB’000
Renminbi	105	42,181
Hong Kong dollars	-	-
US dollars	5	5
	110	42,186

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

As of December 31, 2016, the Company has restricted cash of nil (2015: RMB41,672,000), of which nil (2015: RMB41,672,000) was used as collateral for the Company’s bank borrowings (Note 22 ) and nil was used as collateral for the Company’s financial derivatives (2015: nil). They were temporarily not available for general use by the Company.

20.	TRADE PAYABLES

	As of December 31,
	2016	2015
	RMB’000	RMB’000
Trade payables	84,257	110,267

Trade payables are denominated in Renminbi, non-interest bearing and generally settled within 120-day terms. All of the trade payables are expected to be settled within one year. The carrying value of trade payables is considered to be a reasonable approximation of fair value.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

21.	ACCRUED LIABILITIES AND OTHER PAYABLES

	As of December 31,
	2016	2015
	RMB’000	RMB’000
Deposits received from distributors	18,600	20,200
VAT payables	1,054	713
Provision for litigation (Note 31)	-	5,274
Accrued salary	5,493	3,469
Accrued rent, electricity and water	4,848	2,287
Accrued other taxes	2,303	1,651
Dividend payable (Notes 18 and 24)	-	-
Others	5,342	1,583
	37,640	35,177

Accrued liabilities and other payables are denominated in the following currencies:

	As of December 31,
	2016	2015
	RMB’000	RMB’000
Renminbi	34,790	29,903
US dollars	2,850	5,274
	37,640	35,177

Deposits received represent deposits from the Company’s distributors. The Company usually requests a deposit from RMB400,000 to RMB1,000,000 from new distributors upon signing a distributorship agreement as security for the performance of their obligations under the distributorship agreement.

Accrued liabilities consist mainly of accrued rental, wages and utility expenses.

The carrying value of accrued liabilities and other payables is considered to be a reasonable approximation of fair value.

22.	INTEREST- BEARING BANK BORROWINGS (SECURED)

	As of December 31,
	2016	2015
	RMB’000	RMB’000
Short-term bank borrowings - repayable within one year – shown under current liabilities	-	40,076
Long-term bank borrowings - repayable more than one year but not more than 5 years - shown under non-current liabilities	-	-
	-	40,076

Bank borrowings are denominated in the following currencies:

	As of December 31,
	2016	2015
	RMB’000	RMB’000
Renminbi	-	-
US dollars	-	40,076
	-	40,076

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

22.	INTEREST- BEARING BANK BORROWINGS (SECURED) (Continued)

The exposure of the Company’s loans is as follows:

	As of December 31
	2016		2015
	Effective interest rates %	RMB’000	Effective interest rates %	RMB’000
Fixed rate borrowings:		-		-
Variable rate borrowings:	-%	-	2.57% - 3.17%	40,076
		-		40,076

All of the Company’s bank borrowings are carried at amortized cost. The carrying values of the Company’s bank borrowings approximate their fair value.

The Company’s banking facilities were pledged by bank deposits (Note 19), the Company’s buildings and land use rights (Notes 12 and 14), land use rights of third parties and guaranteed by related parties (Note 27), a subsidiary of the Company and third parties. As of December 31, 2016 and 2015, such banking facilities were utilized to the extent of nil and RMB40,076,000, respectively.

As of the end of the reporting periods, the Company has the following undrawn bank borrowing facilities:

	As of December 31,
	2016	2015
	RMB’000	RMB’000
Variable-rate - expiring within one year	-	141,124

23.	SHARE CAPITAL

	As of December 31,
	2016		2015
	Number	US$	Number	US$
	of shares	‘000	of shares	‘000
Authorized:
Ordinary shares of US$0.008 each
At January 1 and December 31	50,000,000	400	6,375,000	51

	As of December 31,
	2016			2015
	Number	RMB		Number	RMB
	of shares	‘000		of shares	‘000
Issued:	2,565,136	137		2,565,136	137
Outstanding and fully paid:
Ordinary shares of US$0.001 each
At January 1	2,565,136	137		2,565,136	137
Issuance of new shares	255,803	14		-	-
At December 31	2,820,939	151	(2)	2,565,136	137	(1)

(1) Equivalent to US$20,000

(2) Equivalent to US$22,000

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

23.	SHARE CAPITAL (Continued)

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

On May 25, 2010, the Company purchased 996,051 public warrants from four warrant holders (all managed by a single entity) at a price of US$ 1.00 per warrant in a privately negotiated transaction. The total amount paid to purchase the public warrants was US$ 996,051 (equivalent to RMB 6,803,000) and has been deducted from shareholders’ equity.

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

On November 24, 2010, the Company closed an underwritten public offering of 3,350,000 shares at a price of US$ 7.75 per share for gross proceed of approximately RMB 172.7 million. The total net proceeds of the offering to the Company, after deduction of underwriters’ commissions and discounts and estimated transaction expenses, were approximately RMB 159.6 million.

On February 4, 2016, we announced the pricing of public offering of its shares (and common stock equivalents) with total gross proceeds of approximately $900,000 (the “Offering”). The net proceeds to the Company from this offering, before deducting the placement agent’s fees and expenses, were approximately $785,000.

In connection with the Offering, the Company issued 1,428,571 shares at the price of US$ 0.63 per share, with each share coupled with a Class A Warrant (1,428,571 Class A Warrants in the aggregate) to purchase one share and a Class B Warrant (1,428,571 Class B Warrants in the aggregate) to purchase one share. The shares, the Class A Warrants and the Class B Warrants were sold as units, but were issued separately. The Class A Warrants have an exercise price of US $0.63 per share and the Class B Warrants have an exercise price of $0.78 per share. The Class A Warrants are exercisable on or after the date of issuance and will terminate on the six-month anniversary of the date of issuance. The Class B Warrants are exercisable on or after the date of issuance and will terminate on the five-year anniversary of the date of issuance.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

23.	SHARE CAPITAL (Continued)

Dawson James Securities, Inc. acted as the Company’s exclusive placement agent, on a best efforts basis, in connection with the Offering. Pursuant to the terms and provisions of the Placement Agency Agreement by and between the Company and the Placement Agent, dated as of February 3, 2016 (the “PAA”), the Company paid the Placement Agent a cash placement fee equal to 8% of the gross proceeds of the Offering, or $71,999, plus a non-accountable expense allowance equal to $25,000. The Placement Agent also received five-year warrants (the “Compensation Warrants”) to purchase up to a number of shares equal to 8% of the aggregate number of shares sold in the Offering, or 114,286 shares. The Compensation Warrants have substantially the same terms as the Class B Warrants in the Offering, except that such Compensation Warrants have an exercise price of US$ 0.78 (125% of the public offering price per share) and terminate on the five year anniversary of the effective date of this offering.

Effective as of June 28, 2016, the Company implemented a reverse stock split of its ordinary shares. The new CUSIP number for the Company's common stock following the reverse split is G2113X134. On May 23, 2016, the Company’s Board of Directors approved a one-for-eight reverse stock split intended to increase the per share trading price of the Company's outstanding ordinary shares in order to comply with the minimum bid price requirement of $1.00 per share for continued listing on the NASDAQ Stock Market. In order to maintain the Company's listing on the NASDAQ Capital Market, the Company's common stock must have a closing bid price of $1.00 or more for a minimum of ten consecutive trading days by September 19, 2016. The reverse stock split reduced the number of outstanding ordinary shares of the Company from approximately 21.9 million shares to approximately 2.7 million shares and the par value per share will increase from $0.001 to $0.008. In lieu of issuing fractional shares, the Company rounded fractions of shares down to the nearest whole share. All outstanding stock options, warrants and other rights to purchase the Company's ordinary shares was adjusted proportionately as a result of the reverse stock split. The number of total authorized ordinary shares of the Company was not changed as a result of the reverse split.

The December 31, 2015 number of shares was retroactively restated to reflect the 8:1 reverse split made in June 28, 2016.

24.	RESERVES

(a)	Statutory reserve

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

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

24.	RESERVES (Continued)

(f)	Capital reverse

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

At the time that each of the foreign currency transaction agreements was established with the financial institution, the Company was required to deposit monies with the financial institution. RMB 6.7 million of a total of RMB 15.6 million in deposits were funded on behalf of the Company by Wong Kung Tok (who is the brother-in-law of the Company’s Chief Executive Officer) at the request of the Chief Executive Officer, and were included in a total of RMB40.2 million in loans owed by the Company to Wong Kung Tok as of July 9, 2014. In connection with the Novation discussed above, the Company’s Chief Executive Officer, Sound Treasure Limited and Wong Kung Tok entered into an agreement with the Company (the “Offset Agreement”) pursuant to which loans totaling RMB 20.7 million owed by the Company to Wong Kung Tok as of the date of the Offset Agreement were transferred to Sound Treasure Limited and then were forgiven by Sound Treasure Limited; and in return the Company agreed to forego any claim to RMB15.6 million in deposits under the foreign currency transaction agreements which were transferred to Sound Treasure Limited pursuant to the Novation. As a result of these transactions, Sound Treasure Limited released the Company from liabilities aggregating RMB 76.8 million and the Company transferred ownership of RMB 15.6 million in deposits held at the financial institution from the Company to Sound Treasure Limited. Except as disclosed above, neither the Company’s Chief Executive Officer nor any affiliate of the Chief Executive Officer received any remuneration for agreeing to assume the foreign currency transaction agreements. The material terms of the Novation and the Sound Treasure Agreement were reviewed and approved by the Audit Committee of the Company. As a result of the Novation and the Offset Agreement, approximately RMB 76.8 million in liabilities on the Company’s books were extinguished in 2014 and the Capital Reserve account was increased by approximately RMB 61.3 million.

25.	DIVIDENDS

The Company paid a cash dividend of US$ 0.10 (equivalent to RMB 0.61) per share each on July 13, 2013 and January 14, 2014, respectively, to its shareholders which totaled in aggregate US$ 4.1 million (equivalent to RMB 24.9 million gross, RMB 23.66 million net of 5% PRC withholding tax (Note 9)).

The Company paid a cash dividend of US$ 0.0125 (equivalent to RMB 0.08) per share each on July 14, 2014 and January 14, 2015, respectively, to its shareholders which totaled in aggregate US$ 0.5 million (equivalent to RMB 3.2 million gross, RMB 3.01 million net of 5% PRC withholding tax (Note 9)).

26.	SHARE-BASED EMPLOYEE REMUNERATION

At the annual meeting on December 27, 2010, the shareholders of the Company approved the 2010 Incentive Compensation Plan (“the Plan”), which was designed to retain directors and senior management. In accordance with the Plan, the Company granted an aggregate of 1,130,000 stock options to the Company’s then directors (Huang Jia Dong, Su Wei Feng, Su Pei Zhi, Paul K. Kelly, Cheng Yan Davis, Ding Wei Dong and William L. Stulginsky) and executives (Hen Man Edmund), upon the approval by the Board of Directors on January 27, 2011, the grant date. The exercise price of the share options granted was US$ 7.65 per share and the share options were valid for a period of 5 years from January 27, 2011 to January 27, 2016. Such options were fully exercisable as of December 31, 2015. Such options terminated on January 27, 2016.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

26.	SHARE-BASED EMPLOYEE REMUNERATION (Continued)

Share options and weighted average exercise prices are as follows for the reporting periods presented:

	Number of shares	Weighted average exercise price US$
Outstanding at January 1 , 2013	1,130,000	7.65
Granted	-	-
Forfeited	(20,000)	7.65
Exercised	-	-
Outstanding at December 31, 2013 and 2014	1,110,000	7.65
Exercisable at December 31, 2013	832,500	7.65
Exercisable at December 31, 2014	1,110,000	7.65
Exercisable at December 31, 2015	1,110,000	7.65
Exercisable at December 31, 2016	-	-

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

For the years ended December 31, 2016, 2015 and 2014, employee remuneration expense (all of which related to equity-settled share-based payment transactions) of RMB nil, RMB nil and RMB 150,000, respectively, has been included in profit or loss and credited to the share-based payment reserve.

27.	BUSINESS COMBINATIONS

On January 8, 2010, the Company consummated the acquisition of all voting equity interests of Hengdali, a company that manufactures and sells ceramics tiles used for exterior siding and for interior flooring, for a total cash consideration of RMB185,517,000. The acquisition is intended to increase the Company’s production capacity and reduce costs through economies of scale.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

27.	BUSINESS COMBINATIONS (Continued)

Details of the purchase consideration, the net assets acquired and goodwill are as follows:

Fair value
RMB’000
Cash and cash equivalents	3,822
Property, plant and equipment	206,532
Land use rights	32,439
Inventories	11,473
Receivables	400
Payables	(11,728)
Borrowings	(60,000)
Deferred tax liability	(1,156)
Total identified assets	181,782
Goodwill	3,735
Purchase consideration, satisfied in cash	185,517

The goodwill is attributable to Hengdali’s strong production capacity, foreseeable profitability and synergies expected to arise from the economies of scale after the acquisition. None of the goodwill is expected to be deductible for tax purposes.

28.	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Apart from those discussed elsewhere in these financial statements, the following are significant related party transactions entered into between the Company and its related parties at agreed rates:

	For the years ended December 31,
	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Service fees paid to Stuart Management Co.	81	76	-

	2016	2015
	RMB’000	RMB’000
Amounts owed to related parties	35,626	33,963
Service fees accrued to Stuart Management Co.	7	13
	35,633	33,976

Pursuant to an administrative services agreement dated as of December 1, 2009 between the Company and Stuart Management Co., an affiliate of Paul K. Kelly, an ex-director who resigned on Nov 27, 2013, the Company paid US$ 12,000 (equivalent to RMB 81,000) during the year ended December 31, 2016 plus out-of-pocket expenses to Stuart Management Co. for administrative services. The initial one-year term began on December 1, 2009, and the agreement automatically renews for successive one-year terms unless either party notifies the other of its intent not to renew. During the term of the agreement, Stuart Management Co. will provide the Company with general administrative services, including acting as the Company’s administrative agent in the United States and the British Virgin Islands, and allow the Company to utilize certain of its office space for meetings. The agreement was renewed to reduce the amount to US$ 4,900 (equivalent to RMB 30,000) a month in December 2013. The amount was further reduced to US$ 1,000 (equivalent to RMB 6,000) a month commencing October 2014.

The Company owed Stuart Management Co. US$ 1,000 (equivalent to RMB 7,000) and US$ 2,000 (equivalent to RMB 13,000) as of December 31, 2016 and 2016, respectively.

Mr. Huang Jia Dong, the founder and Chairman of Hengda and the Chief Executive Officer and one of the directors of the Company, and a holder of approximately 31.2 % equity interests of the Company as of May 15, 2017 and Mr. Wong Kung Tok, formerly one of the Company’s significant shareholders, provide working capital loans to the Company from time to time during the normal course of its business. These loans amounted to RMB 34,469,000 and RMB 31,974,000 as of December 31, 2016 and 2015, respectively. These loans are interest free, unsecured and repayable on demand. Mr. Huang and Mr. Wong are brothers-in-law. Mr. Huang and Mr. Wong are brothers-in-law. In July 2014, an entity affiliated with Mr. Huang assumed RMB20.7 million in loans due from the Company to Mr. Wong and then forgave those loans (see Note 23(f)).

As of December 31, 2016, the Company had a loan of US$ 167,000 (equivalent to RMB 1,157,000) (2015: US$ 312,000 (equivalent to RMB 1,989,000)) payable to Sound Treasure Limited, an affiliate of Mr. Huang Jia Dong and a shareholder of the Company. This loan is interest free, unsecured and repayable on demand.

(b)	Mr. Huang Jia Dong and Su Pei Zhi provide personal guarantees to the Company for certain bank loans. The guarantees amounted to RMB nil, RMB 90,000,000 and RMB 102,800,000 as of December 31, 2016, 2015 and 2014, respectively. Mr. Su resigned as a director on April 27, 2014 but remains as the Company’s sales deputy general manager.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

29.	COMMITMENTS

(a)	Operating lease commitments

The Company leases production factories, warehouses and employees’ hostel from unrelated parties under non-cancellable operating lease arrangements. The leases have varying terms and the total future minimum lease payments of the Company under non-cancellable operating leases are payable as follows:

	As of December 31,
	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Within one year	13,902	13,902	5,607
After one year and within five years	33,596	47,499	453
	47,498	61,401	6,060

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

The Company’s capital expenditures consist of expenditures on property, plant and equipment and capital contribution. Capital expenditures contracted for at the balance sheet date but not recognized in the financial statements are as follows:

As of December 31,
	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Contracted for capital commitment in respect of capital contribution to its wholly foreign owned subsidiary in the PRC:
– Hengda	-	-	-
Contracted but not provided for in the financial statements – acquisition of property, plant and equipment	-	-	-

(c)	Other commitments

The Company had the following other commitments:

	Year ended December 31,
	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Advertising expenditure contracted but not provided for in the financial statements	3,830	5,584	2,439

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

30.	FINANCIAL RISK MANAGEMENT

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

The Company’s concentration of credit risk by geographical location is wholly in the PRC as of December 31, 2016 and 2015. Further details of the Company’s concentration of credit risk are set out in Note 17.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

30.	FINANCIAL RISK MANAGEMENT (Continued)

(b)	Liquidity risk

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

	As of December 31,2016
		More than 1	Total contractual
		year but less	undiscounted	Carrying
	Within 1 year	than 3 years	cash flow	amount
	RMB’000	RMB’000	RMB’000	RMB’000
Trade payables	84,257	-	84,257	84,257
Amounts owed to related parties	35,626		35,626	35,626
Interest-bearing bank borrowings	-	-	-	-
Total	119,883	-	119,883	119,883

	As of December 31,2015
		More than 1	Total contractual
		year but less	undiscounted	Carrying
	Within 1 year	than 3 years	cash flow	amount
	RMB’000	RMB’000	RMB’000	RMB’000
Trade payables	110,267	-	110,267	110,267
Amounts owed to related parties	33,963	-	33,963	33,963
Interest-bearing bank borrowings	40,085	-	40,085	40,076
Total	184,315	-	184,315	184,306

(c)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates.

The Company’s exposure to interest rate risk arises primarily from the Company’s interest-bearing bank deposits and borrowings. The interest rates and terms of repayment of the bank borrowings are disclosed in Note 22.

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

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

30.	FINANCIAL RISK MANAGEMENT (Continued)

(c)	Interest rate risk (Continued)

The Company is also exposed to cash flow interest rate risk related to bank balances and cash held at financial institutions carried at the prevailing market rates and variable-rate bank borrowings.

At December 31, 2016, the company has paid off all its loan. Thus was no variable-rate risk. If average interest rate on the Company’s variable-rate bank borrowings had been 50 basis points higher/lower, loss before tax for the year ended December 31, 2015 would have been increased/decreased by RMB 200,000/RMB 200,000 A 50 basis points (2015: 50 basis points) increase or decrease in interest rates is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates. The analysis is performed on the same basis for 2014.

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

As of December 31, 2016 and 2015, nearly all of the Company’s monetary assets and monetary liabilities were denominated in RMB except that as of December 31, 2016 and 2015, certain bank balances (Note 18), bank borrowings (Note 21) and other payables (Note 20) were denominated in US dollars.

The Company entered into foreign currency forward contracts for investment purposes. The net fair value of foreign exchange forward contracts entered into by the Company at December 31, 2013 was RMB 44,000 and has been recognized as derivative financial instruments included under current assets on the consolidated statements of financial position. In 2014, as the Renminbi depreciated against the U.S. dollar, the Company incurred realized and unrealized losses totaling RMB 59,477,000 from January 1 to July 31, 2014 in connection with these agreements (Note 7).

On July 31, 2014, Sound Treasure Limited, the Company’s largest shareholder and an affiliate of the Company’s Chief Executive Officer, entered into a three party agreement (the “Novation”) with the financial institution that originated the foreign currency transaction agreements and the Company. Under the Novation, Sound Treasure Limited assumed these agreements and all assets (mainly deposits placed with the financial institution) and all existing and future liabilities arising under these agreements, and we were released from the liabilities arising under the foreign currency transaction agreements. As a result, after July 31, 2014, the Company is no longer required to fund any losses related to these agreements, and the Company will neither suffer any future liabilities arising under those agreements nor enjoy any benefit arising under those agreements (Note 24(f)).

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

	As of December 31,
	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Loss before taxation	8	3	1,855	[1]

1 Mainly as a result of fair value (including foreign exchange) losses/gains on foreign currency forward contracts.

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Company which expose the Company to foreign currency risk at the end of the reporting period. The stated changes represent management’s assessment of reasonably possible changes in foreign exchange rates over the period until the end of next annual reporting period. The analysis is performed on the same basis for 2015 and 2014.

In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure at the end of the reporting period does not reflect the exposure during the year.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

30.	FINANCIAL RISK MANAGEMENT (Continued)

(e)	Fair value measurements

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

There were no transfers between instrument levels during the years ended December 31, 2016 and 2015.

As of December 31, 2016 and 2015 there were no other financial instruments measured on a recurring basis.

Derivative financial instruments (Level 2)

(ii)	Financial assets and liabilities measured at other than fair value

The carrying amounts of the Company’s other financial instruments carried at cost or amortized cost approximate their fair values as of December 31, 2016 and 2015.

31.	CAPITAL MANAGEMENT

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

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

31.	CAPITAL MANAGEMENT (Continued)

The Company is not subject to externally imposed capital requirements, except for, as disclosed in Note 23(a), the Company’s PRC subsidiaries are required by the Foreign Enterprise Law of the PRC to contribute to and maintain a non-distributable statutory reserve fund whose utilization is subject to approval by the Board of Directors. This externally imposed capital requirement has been complied with by the PRC subsidiaries for the years ended December 31, 2016, 2015 and 2014.

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

	As of December 31,
	2016	2015
	RMB’000	RMB’000
Interest-bearing bank borrowings	-	40,076
Amounts owed to related parties	35,626	33,963
Total debt	35,626	74,039
Less: Cash and cash equivalents (excluding restricted bank balances)	(110)	(514)
Net debts	35,516	73,525
Equity attributable to shareholders of the Company	772,298	1,086,703
Gearing ratio	4.6%	6.8%

32.	LITIGATIONS

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

On February 6, 2015, the Company and the individual defendants reached an agreement in principle to settle the above-described cases as against all defendants in consideration of the payment by the Company of US$ 850,000 (equivalent to approximately RMB 5,274,000) (Note 20), consisting of a combination of cash and the Company’s common stock. The settlement is subject to the execution of a mutually acceptable settlement agreement and the approval of the settlement by the Court. A charge for the settlement amount is included as an expense item in the Company’s fiscal 2014 financial statements.

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

Under the terms of the Order, the number of shares of common shares represented by the US$ 540,000 stock settlement amount is required to be determined based upon the average closing transaction price of the Company’s common shares during the ten trading days preceding the date of the final hearing, or January 4, 2016. Therefore, under the terms of the settlement, the Company was obligated to issue 554,415 shares (which equates to 69,302 shares after the 1 for 8 reverse stock split recently implemented by the Company), which are freely tradeable.

Following the drop in the market value of the Company’s common shares in the time period since January 4, 2016, the counsel for the lead plaintiffs sought to change the date for the determination of the number of shares issuable in the settlement, asking that the Court to substitute the date of the final order approving the settlement for the date of the final hearing currently in the settlement documents over the objection of the defendants. The action suggested by counsel for the lead plaintiff would have resulted in the issuance by the Company of substantial number of additional shares in the Settlement. The Company and the individual defendants objected to the request, and the Court requested submissions from the parties with respect to the issues raised by counsel for the lead plaintiffs. All of the submissions were filed by May 24, 2016.

On June 20, 2016, the Court denied the request by the counsel for the lead plaintiffs to modify the terms of the Settlement. As a result of the Court's order, the terms and provisions of the Settlement remain unchanged. The Company previously delivered the cash and shares payable in the Settlement. The case was closed on August 2, 2016.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2014, 2015 and 2016

33.	SUBSEQUENT EVENTS

Public Offering

On April 3, 2017, China Ceramics Co., Ltd. (the “Company”), pursuant to a securities purchase agreement, dated as of the same date (the “Purchase Agreement”), between the Company and an institutional accredited investor, completed a registered offering of US$ 631,579 principal amount of its 5% original issue discount convertible promissory note due January 3, 2018 (the “Note”) for the purchase price of US $ 600,000 (the “Offering”). The net proceeds to the Company from this Offering are expected to be approximately US$ 530,000. The Company intends to use the net proceeds from the Offering for general corporate and working capital purposes. The Offering also included up to 560,000 shares issuable upon conversion of the Note. In the event that the conversion of the Note requires the Company to issue more than 560,000 shares then the Company is required to use its best efforts to obtain shareholder approval to issue more than 19.99% of its issued and outstanding shares as of the issuance date of the Note.

The Note was sold pursuant to the terms of the Purchase Agreement and will bear interest at a rate of 5% per year and will mature on the 9-month anniversary of its issuance (the “Maturity Date”) unless earlier converted into our shares. The amounts due under the Note will be payable in weekly payments in the amount of 1/10th of the total principal of the Note, and together with interest outstanding thereon, commencing on the seventh month following the original issue date of the Note. The Company may pay weekly amortization payments under the Note in cash or shares. If the Company elects to make cash payments, such weekly payments must be made in the amounts equal to the then outstanding principal of the Note and accrued interest, multiplied by 115%. If the Company elects to make such weekly payments in shares, it must meet certain equity conditions, as described in this prospectus.

The Note will be our general unsecured obligation and will rank equally in right of payment with all of our future unsecured indebtedness, senior in right of payment to any of our future indebtedness that is expressly subordinated to the Note, effectively junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness, and structurally junior to all indebtedness and other liabilities of our current or future subsidiaries. The Note may be prepaid by the Company upon advance written notice by making a cash payment in an amount equal to the sum of the then outstanding principal amount of the Note and any accrued and unpaid interest multiplied by 105% if the prepayment takes place within 60 days of the closing, or by 115% if the prepayment takes place at any time after the 60-day period.

At its option, the holder of the Note may convert the Note into the right to acquire shares of the Company at any time prior to the Maturity Date at the conversion price which is equal to 85% of the volume weighed average price (VWAP) per share over the five (5) trading day period prior to each conversion of the Note, subject to $1.00 per share floor price and other conversion limitations to ensure compliance with the Nasdaq Stock Exchange and other applicable laws, rules and regulations. The conversion price of the Note will be subject to adjustment in the event of any stock split, stock dividends, subsequent equity sales, subsequent rights offerings, or fundamental transaction. The Company’s is not required to issue more than 560,000 shares pursuant to amortization or conversion provisions of the Note, unless it obtains shareholder approval of any additional issuances in compliance with the Nasdaq continued listing requirements.

A holder will not have the right to convert any portion of a Note, and we will not have the option to pay any weekly installment payment in shares to such holder, if the holder, together with its affiliates, would beneficially own in excess of 4.99% of the number of shares of our shares outstanding immediately after giving effect to such conversion or payment, as applicable, as such percentage ownership is determined in accordance with the terms of the Note (the “Beneficial Ownership Limitation”). Any holder may increase or decrease such percentage to any other percentage upon written notice to us, provided that in no event shall such percentage be increased above 9.99%, and provided further that any increase of such percentage will not be effective until 61 days after such holder provides us notice of such increase.

The Note contains standard and customary events of default, including, but not limited to, failure to provide shares upon conversion of the Note, failure to make payments when due under the Note, and bankruptcy or insolvency of the Company. The Note will become immediately due and payable upon the occurrence of an Event of Default specified in the Note, and interest will accrue at the rate of 18% annually upon the occurrence of an Event of Default.

The Offering is being made pursuant to an effective “shelf” registration statement on Form F-3 (File No. 333-206516), as amended, which became effective on October 15, 2015, and a related prospectus supplement dated April 3, 2017 in connection with the Offering.

