Form 20-F
period 2017-12-31
China Ceramics Co., Ltd
filed 2018-05-04
CIK 1470683

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017.

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

Huang Jia Dong
c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
Telephone: +86 (595) 8576 5053
Facsimile: +86 (595) 8576 5059

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

SHARES, PAR VALUE $0.008	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

On April 25, 2018, the issuer had 4,621,793 shares outstanding.

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

All references to “Renminbi,” “RMB” or “yuan” are to the legal currency of the People’s Republic of China, and all references to “U.S. dollars,” “dollars,” “$” are to the legal currency of the United States. This Report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 27, 2018, the buying rate announced by the Federal Reserve Statistical Release was RMB6.3325 to $1.00.

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

The following selected consolidated financial data as of and for the years ended December 31, 2017, 2016, 2015 and 2014 have been derived from the audited consolidated financial statements of China Ceramics included in this Annual Report and the financial data as of and for the year ended December 31, 2013 have been derived from previously filed audited consolidated financial statements. This information is only a summary and should be read together with the consolidated financial statements, the related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of China Ceramics” and other financial information included in this Annual Report.

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

CHINA CERAMICS CO., LTD. AND SUBSIDIARIES

Selected Consolidated Financial Data

(RMB in Thousands except per Share and Operating Data)

	As of December 31
	2017	2016	2015	2014	2013
Consolidated Statements of Financial Position Data
Cash and cash equivalents	2,328	110	514	61,155	28,848
Total current assets	728,535	781,769	877,772	972,893	880,201
Total assets	825,418	931,281	1,313,020	1,733,563	1,726,240
Total current liabilities	130,682	158,832	224,776	284,535	305,423
Long-term obligations	-	-	1,404	1,404	1,245
Total liabilities	130,682	158,832	226,180	285,939	306,668
Total equity	694,736	772,449	1,086,840	1,447,624	1,419,572
Outstanding shares	3,851,485	2,820,939	2,565,136	2,565,136	2,565,136

	For the years ended December 31,
	2017	2016	2015	2014	2013
Consolidated Statement of Comprehensive Income Data
Revenues	821,792	793,745	1,017,146	1,037,651	932,894
Gross profit	50,354	(30,111)	125,426	104,431	54,076
Operating income	(50,635)	(89,714)	85,347	56,095	12,496
(Loss)/profit before taxation	(78,285)	(316,221)	(339,159)	(13,890)	(3,697)
(Loss)/profit attributable to shareholders	(88,026)	(321,802)	(362,412)	(30,353)	(2,032)
Earnings per share –
Basic	(26.36)	(116.51)	(141.91)	(11.89)	(0.8)
Diluted	(26.36)	(116.51)	(141.91)	(11.89)	(0.8)
Weighted average shares outstanding –
Basic	3,339,487	2,761,998	2,553,855	2,553,855	2,553,855
Diluted	3,339,487	2,761,998	2,553,855	2,553,855	2,553,855
Cash dividends declared per share (RMB)	-	-	-	1.28	9.76

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On April 20, 2018, the buying rate announced by the Federal Reserve Statistical Release was RMB 6.2945 to $1.00.

	Spot Exchange Rate
Period	Period Ended	Average (1)	Low	High
	(RMB per US$1.00)
2011	6.2939	6.4475	6.2939	6.6017
2012	6.2301	6.3093	6.2221	6.3879
2013	6.0537	6.1478	6.0537	6.2438
2014	6.2046	6.1619	6.0402	6.2591
2015	6.4778	6.2827	6.1870	6.4896
2016	6.9421	6.6424	6.4498	6.9570
2017
January	6.8767	6.9008	6.8360	6.9575
February	6.8665	6.8727	6.8517	6.8821
March	6.8821	6.8940	6.8700	6.9132
April	6.8937	6.888	6.8944	6.9060
May	6.8098	6.8843	6.8098	6.9060
June	6.7793	6.8066	6.7793	6.8382
July	6.7240	6.7694	6.7240	6.8039
August	6.5888	6.6670	6.5918	6.7272
September	6.6533	6.5690	6.4773	6.6591
October	6.6328	6.6254	6.5712	6.6498
November	6.6090	6.6200	6.5967	6.6385
December	6.5063	6.5932	6.5063	6.6210
2018
January	6.2841	6.4233	6.2841	6.5263
February	6.3280	6.3183	6.2649	6.3471
March	6.2726	6.3174	6.2685	6.3565
April	6.2945	6.2859	6.2722	6.3045

Source: Federal Reserve Statistical Release.

(1)	Annual averages, lows, and highs are calculated from month-end rates. Monthly averages, lows, and highs are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report.

Risk Factors Relating to Our Business

We generate a large percentage of our revenues from a limited number of customers and our business will suffer if sales to such customers decline.

Our five largest customers accounted for an aggregate of 19.8%, 26.3% and 37.4% of our total revenue in fiscal years 2015, 2016 and 2017, respectively. We are particularly exposed to the credit risks of these customers as defaults in payment by our major customers would have a significant impact on our cash flows and financial results. Our agreements with our major customers do not specify minimum sales volume. There is no assurance that we will continue to retain these customers or that they will continue to purchase our products at their current levels in the future. If there is any reduction or cancellation of purchase orders by these customers for any reason, including a fall in demand from our customers’ downstream developer clients, or a termination of a relationship with these customers, our revenues will be negatively impacted.

Payment defaults by the customers to whom we extend credit would harm our cash flows and results.

Our financial position and profitability is dependent on the creditworthiness of our customers. We are exposed to the credit risks of our customers and this risk increases the larger the orders are. We usually offer our customers credit terms of approximately 120 to 150 days. During the past two years our trade receivable turnover has increased substantially. In 2016, it increased to 245 days from 163 days in 2015. In 2017, it increased to 206 days. In 2017, we increased our bad debt reserve by RMB 71.57 million (US$ 10.60 million). We may experience increased credit risk from our customers resulting in an increased level of doubtful or bad debts in the future. Should we experience any unexpected delay or difficulty in collecting receivables from our customers, our cash flows and financial results may be adversely affected.

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

In fiscal years 2015, 2016 and 2017 our cost of raw materials and energy source, which consist of clay (comprising mainly of kaolin, flint and feldspar), coal and natural gas (used to heat our kilns), coloring materials and glazing materials, accounted for approximately 67.9%, 62.7% and 71.7% of our total cost of sales, respectively. The price of clay, coal, natural gas, coloring materials and glazing materials may fluctuate due to factors such as global supply and demand for such raw materials and changes in global economic conditions. Coal and natural gas in aggregate accounted for approximately 21.3%, 19.7% and 20.1% of our total costs of raw materials and energy source in fiscal years 2015, 2016 and 2017, respectively. Any shortages or interruptions in the supply of clay, coal and natural gas, coloring materials or glazing materials will result in an increase in the cost of production, thus increasing our cost of sales. If we are not able to pass on such an increase to our customers or are unable to find alternative sources of clay, coal, coloring materials, or glazing materials or appropriate substitute raw materials at comparable prices, our gross margins and overall financial performance will be adversely affected.

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

Our facilities currently provide an aggregate annual maximum production capacity of approximately 66 million square meters. However, due to a reduction in demand, we are currently utilizing production facilities capable of producing only 31million square meters. In addition, we currently have fourteen production lines of which only 8 were utilized as of the end of 2017 due to challenging macroeconomic conditions that began in the fourth quarter of 2012. The fact that a significant portion of our facilities are not being used means that our net income will be significantly less than it would otherwise be because we must maintain those unused facilities even though they are not currently being productive. Because certain of our facilities have remained idle for an extended period of time, the Company recorded an impairment charge of RMB 36.7 million (US$ 5.4 million) in its fourth quarter of 2017 related to property, plant and equipment, and land use rights at its Hengda and Hengdali production facilities. The impairment of the non-current assets is attributable to challenging market conditions in China which are expected to result in a contraction in demand for the Company’s products in 2017. If our facilities continue to remain idle we may be required to take an additional impairment charge on our financial statements.

In order to maintain our market share and move inventory, we reduced the selling price of certain of our slow moving products beginning on July 1, 2016 with the goal to turn some of this inventory into cash. Beginning on October 1, 2016, in order to generate sales and move inventory, we instituted a 20% reduction of our slow-moving products. This price reduction led to a 35% increase in our sales volume in the fourth quarter of 2016 compared to the same period of 2015. The fourth quarter growth in sales volume was the first positive comparison to the previous comparable period after four straight fiscal quarters of period over period decline in this key metric. The discounting of our products in 2016 led to an 11.5% decrease in our average selling price (“ASP”) for fiscal 2016 of RMB 27.5 on a weighted average basis by sales volume, our lowest ASP since fiscal 2013, when our ASP on a weighted average basis by sales volume was RMB 26.9 per square meter of ceramic tile. In the latter period, an industry retrenchment also induced us to offer price reductions in certain of our ceramic tile products. Consequently, our revenues and net income for those periods tend to lower than they would otherwise be due to such reductions. In addition, if customers grow accustomed to such significant reductions, we may need to offer significant discounts in the future, which could reduce our net income and revenues long term. We believe our strong marketing efforts and long-standing reputation for best-in-class products and service will allow us to increase our selling prices, as we did on July 1, 2014 and regain our pricing power, but there is no assurance that we will not be required in the future to reduce our prices again to maintain market share. In 2014, we increased our average selling price by 10.4% on a weighted average basis by sales volume as compared to 2013. In 2015, we increased our average selling price by 4.2% on a weighted average basis by sales volume as compared to 2014. In 2017, we increased our average selling price twice with 10% increase for each.

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

The price of our shares has been and may continue to be volatile, and that volatility may continue for an extended period of time. Since the completion of the business combination through April 20, 2018, the trading price of our shares ranged between $36.32 and $1.30 per share. In June 2016, following Special Meeting of shareholders held on May 23, 2016, the Company effected a 1-for-8 combination of all of the Company’s outstanding ordinary shares. The Company’s shareholders also authorized an amendment to the Company’s Amended and Restated Memorandum and Articles of Association to increase the par value of the Company’s shares from $0.001 per share to $0.008 per share.

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

On September 17, 2013, Fujian Province Hengdali Building Materials Co., Ltd. (“Fujian Hengdali”) was incorporated in Pingtan, Fujian Province, and is 100% owned by Hengda. Fujian Hengdali’s approved scope of business includes sales of building materials and interior and exterior decoration materials. Fujian Hengdali had no operations since the incorporation date, and in August 2017, the Company disposed Fujian Hengdali for RMB0 to a third-party.

On September 22, 2017, Success Winner incorporated a 100% owned subsidiary Vast Elite Limited (“Vast Elite”) in Hong Kong with an initial registered capital of HKD1. Vast Elite is engaged in the trading of building materials, but had no operations during the year ended December 31, 2017.

The total maximum annual production capacity from our two facilities was 72 million square meters of ceramic tiles as of December 31, 2014. However, our annual production capacity has been effectively reduced from 72 million square meters of ceramic tiles to 66 million square meters of ceramic tiles due to an eight-year contract to lease out one of the production lines from our Hengdali facility that we entered into in March 2016. Further, due to current economic conditions, as of December 31, 2017, we were currently utilizing production facilities capable of producing 31 million square meters.

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

2017 Stock Compensation

From August to December 2017, the Company issued aggregate of 27,394 shares to its Chief Financial Officer  as stock compensation expense. The fair value of 27,394 shares was RMB294,000.

Private Placement of Unregistered Equity Securities of the Company

On July 18, 2017, the Company completed a USD$861,000 private placement of its ordinary shares pursuant to subscription agreements (the “Subscription Agreements”) with certain accredited investors (the “Offering”) at the price of $1.36 per share, the closing price of the Company’s securities on July 17, 2017. The Company agreed to register the shares sold in the Offering for resale no later than 270 days after the closing of the Offering. All respective purchasers in the Offering were “accredited investors” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act ), and the Company sold the securities in the Offering in reliance upon an exemption from registration contained in Section 4(2) and Rule 506 under the Securities Act. There were no discounts or brokerage fees associated with this Offering. The net proceeds of the Offering were used for working capital and general corporate purpose. On April 16, 2018, the Company filed a registration statement on Form F-3 to register its shares sold in the Offering for resale.

Registered Direct Offering of the Company’s Equity Securities

On April 19, 2018, the Company entered into a securities purchase agreement (the “Agreement”) with certain individual investors relating to a registered direct offering, issuance and sale (the “Offering”) of an aggregate of 770,299 of its shares (the “Shares”), at a purchase price of $1.56 per share, the closing price of the Company’s equity securities as reported on Nasdaq on the same date. The Shares were offered pursuant to the Company’s previously filed and effective Registration Statement on Form F-3 that was filed with the Securities and Exchange Commission on August 21, 2015, subsequently amended, and declared effective October 15, 2015 (File No. 333-206516). The Company filed a prospectus supplement related to the Offering dated April 19, 2018. The gross proceeds to the Company from the Offering, before deducting the Company’s estimated offering expenses, were approximately $1.2 million. The Offering closed on April 23, 2018. Proceeds from the Offering will be used for working capital and general corporate purposes. There were no discounts or brokerage fees associated with this Offering.

B.	Business Overview

Overview

We are a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles, sold under the “HD” or “Hengda,” “HDL” or “Hengdeli”, “Pottery Capital of Tang Dynasty”, “TOERTO” and ”WULIQIAO” brands are available in over two thousand styles, colors and size combinations. Currently, we have five principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, and (v) polished glazed tiles. Porcelain tiles are our best-selling products, accounting for over 67.6% of our total revenue in 2017.

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

Our manufacturing facilities operated by Jinjiang Hengda Ceramics Co., Ltd. are located in Jinjiang, Fujian Province, and our manufacturing facilities operated by Jiangxi Hengdali Ceramic Materials Co., Ltd. are located in Gaoan, Jiangxi Province. Combined, these facilities currently provide an aggregate annual maximum production capacity of approximately 72 million square meters. However, our annual production capacity has been effectively reduced from 72 million square meters of ceramic tiles to 66 million square meters of ceramic tiles due to an eight-year contract to lease out one of the production lines from our Hengdali facility that we entered into in March 2016. due to current economic conditions, we are currently utilizing production facilities capable of producing 31 million square meters. We currently have fourteen production lines (6 of which were utilized as of the end of 2017), with each production line optimized to manufacture specific size ranges to maximize efficiency and output.

We primarily sell our products through an exclusive distributor network or directly to property developers. We have long-term relationships with our customers; most of our top ten customers in 2017 have been purchasing from us for over ten years. We have been in discussions with some large property developers in China to be their exclusive or primary provider of ceramic tiles and, although no arrangements or agreements have been entered into, we expect to enter into arrangements of that type in the foreseeable future.

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

In 2017, China’s gross domestic product (GDP) totaled approximately $12.0 trillion and was the world’s second largest economy after the United States. As China’s 2017 GDP grew by 6.9% compared to 6.7% annual GDP growth in 2016, we believe that construction and real estate development will continue to be a key driver behind China’s GDP growth with property investment and related industries constituting a significant percentage of its GDP. Demand for ceramic tile product depends upon and directly correlates to activity in the construction and real estate development industries. The ceramic tile industry’s two primary markets in the PRC are residential construction applications and commercial construction applications.

We believe that China’s real estate sector is likely to be relatively stable as speculative activities have prompted government policies to restrict construction with the intent to rein in rising prices. Further, tighter policy in the sector has occurred as some banks have increased their mortgage lending rates and down payment requirements. However, the government has issued statements stating that the greatest potential for expanding domestic demand and sustaining economic growth lies in urbanization. Since urbanization leads to new property development and construction, this could positively impact our business.

We believe that the real estate and the construction and building materials sectors continue to be vital to sustaining China’s economy growth. The Chinese Government is intent upon curbing real estate speculation and stabilizing prices by pronouncing that real estate is for habitation versus speculation and by promoting affordable housing and inexpensive rental housing. However, the Chinese government has also taken various actions to stimulate real estate development and home purchases which include interest rate cuts, lowering the reserve requirement ratio for banks, lowering first home down payment ratios and cutting the minimum capital ratio for fixed asset investments to aid property developers.

Although the Chinese Government’s measures have helped to sustain the real estate sector, there is an oversupply of building material companies which has exacerbated occasional slowdowns in construction activity.

Commencing in the fourth quarter of 2012, we began experiencing challenging market conditions in China’s real estate and construction markets which resulted in a marked decrease of our sales volume of our ceramic tile products. Beginning in December 2012, we began reducing the selling price of our ceramic tile products to be competitive in the market and to maintain market share. For fiscal 2013, our full year revenue was down 35.4% as compared to fiscal 2012 full year revenue, resulting from a 24.8% decrease in the sales volume of our ceramic tiles and a 14.1% decline in our average selling price. In fiscal 2014, we began emerging from the sector downturn that occurred in late 2012 due to challenging macroeconomic conditions. For fiscal 2014, our full year revenue increased 11.2% as compared to fiscal 2013 resulting from a 1.2% increase in the sales volume of our ceramic tiles and a 9.7% increase in our average selling price. However, for fiscal 2015, our full year revenue decreased by 2.0% as compared to fiscal 2014 resulting from a 5.8% decrease in the sales volume of our ceramic tiles somewhat offset by a 4.2% increase in our average selling price. The decrease in revenue in fiscal 2015 as compared to fiscal 2014 was primarily due to a substantial decline in business activity in the fourth quarter of 2015 as compared to the fourth quarter of 2014. The Company’s sales volume of 6.7 million square meters represented a 13.0% reduction in sales volume from the 7.7 million square meters recorded in the fourth quarter of 2014. The average selling price in the fourth quarter of 2015 rose 0.3% to 31.2 per square meter of ceramic tile as compared to the fourth quarter of 2014 as we had been able to retain our pricing power. The increase in average selling price in the fourth quarter of 2015 represents eight consecutive quarters of period over year-ago period growth in average selling price. However, business conditions became very challenging since the beginning of 2016. For fiscal 2016, our full year revenue decreased by 22.0% as compared to fiscal 2015 resulting from a 12.9% decrease in the sales volume of our ceramic tiles and an 11.5% decrease in our average selling price. The decrease in revenue in fiscal 2016 as compared to fiscal 2015 was primarily due to continued challenging market conditions and an overall decline in business activity. Consequently, beginning on July 1, 2016, we reduced the selling price of certain of our slow- moving products by 10% with the goal to turn some of this inventory into cash. Beginning on October 1, 2016, in order to generate sales and move inventory, we instituted a 20% reduction of our slow-moving products. This further price reduction led to a 35% increase in our sales volume to 9.00 million square meters in the fourth quarter of 2016 compared to 6.68 million square meters for the same period of 2015. However, the average selling price in the fourth quarter of 2016 fell 28.2% to RMB 22.4 per square meter of ceramic tile as compared to the fourth quarter of 2015 due to the price discounting instituted at the beginning of the fourth quarter. The decreases in average selling price in beginning in the third quarter of 2016 reversed eight consecutive quarters of period over year-ago period growth in this metric. Business conditions continued to be challenging in fiscal 2017 as we experienced a year-over-year 6.5% decrease to RMB 25.8 in our average selling price as compared to RMB 27.6 for fiscal 2016. However, due to competitive pricing and the strong sales of our porcelain ceramic tiles, we were able to generate a 10.6% increase in sales volume to 30.8 million square meters of ceramic tiles in 2017 from 28.8 million square meters of ceramic tiles for fiscal 2016.

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

Importance of distributors

The majority of exterior ceramic tile manufacturers do not have sufficient resources to provide their own sales coverage nationwide and rely heavily on local distributors with roughly 83% of total sales pushed through such channels. As competition has intensified, many manufacturers have started to bid directly to real-estate developers for large construction projects. Direct sales represented 6%, 11% and 17% of total sales in 2017, 2016 and 2015, respectively and market participants expect this share will continue to increase, placing a premium on a manufacturer’s internal sales force while requiring product lines with greater flexibility to meet direct customer demands.

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

In fiscal 2015, we constructed a new production line to manufacture glazed brick ceramic tiles in our Hengdali facility, which we believe will be an attractive addition to our current product portfolio. This new product is engineered to be competitively-priced and a highly effective roofing solution for both high rise apartment buildings and housing projects, and it complements our existing ceramic tile building siding products. In fiscal 2017, there was no change under product portfolio.

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

Focus on Tier II and Tier III Cities

Because of recent efforts by the PRC government to tighten monetary policy and constrain real estate prices in the “Tier-I” cities such as Beijing, Shanghai, Shenzhen, and Guangzhou, we believe the outlook for our business has improved, given our concentration in Tier-II and Tier-III cities. Approximately 16% of our revenue in the year ended December 31, 2017 was from sales of our products for use in projects in Tier-I cities, and we expect any weakness in the Tier-I cities to be offset by continued demand growth in the Tier-II and Tier-III cities, driven by urbanization trends as well as by the PRC government’s commitment to low-income housing.

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

Focus on Research and Development

We have devoted substantial resources to establishing research and development capabilities in an effort to improve our products and diversify our product mix. Our R&D team has developed over 2000 types of different product combinations. As of the date of this Annual Report, we own eighteen utility model patents. “Utility model patents” means any new technical solution relating to the shape, the structure, or their combination, of a product, which is fit for practical use. In addition, we were awarded a “High-tech Enterprise Certificate” in 2007 from Fujian Provincial Department of Science and Technology, affirming our innovations in the industry. As of December 31, 2017, our research and development team includes 16 employees and focuses on new products as well as developing energy and resource efficient production methods.

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

Evaluating Opportunities to Increase Exports

Currently, we export approximately 6.9% of our products through PRC trading companies. We intend to increase the exported volume of our products with additional PRC trading companies and by promoting our products in regional and international trade shows with a focus on direct selling efforts to property developers in the PRC.

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

Quality Control & Assurance

The quality of our products is critical to our continued growth and success. In July 2002, our Hengda facility received ISO 9001:2000 accreditation, an international certification certificate, acknowledging our quality control process. Quality control procedures begin at the receipt of raw materials and continue throughout the manufacturing process ending with a final quality check prior to packaging. Our employees are required to undergo internal training regarding our quality control policies, targets and procedures, as well as production and processing techniques. As of December 31, 2017, our quality assurance team consisted of 56 members.

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

The following table sets forth revenues by geographic market and the related percentage for the years ended 2015, 2016 and 2017:

Geographic	2015		2016		2017
Market	RMB’000	Percentage	RMB’000	Percentage	RMB’000	Percentage
PRC	938,663	92.3%	750,966	94.6%	772,221	94%
Japan	9,619	0.9%	5,243	0.7%	7,072	0.9%
Burma	8,008	0.8%	4,365	0.5%	4,519	0.5%
India	8,025	0.8%	4,374	0.6%	6,172	0.8%
Korea	7,464	0.7%	4,069	0.5%	4,213	0.5%
Thailand	7,142	0.7%	3,893	0.5%	4,031	0.5%
Hong Kong	7,265	0.7%	3,960	0.5%	5,743	0.7%
Spain	5,024	0.5%	2,739	0.3%	2,836	0.4%
Turkey	5,290	0.5%	2,884	0.4%	2,786	0.3%
South Africa	5,090	0.5%	2,775	0.3%	2,573	0.3%
Sierra Leone	3,492	0.3%	1,903	0.2%	1,870	0.2%
Ghana	3,377	0.3%	1,841	0.2%	1,906	0.2%
Russia	2,939	0.3%	1,602	0.2%	2,280	0.3%
Morocco	3,078	0.3%	1,678	0.2%	1,737	0.2%
Great Britain	2,669	0.3%	1,453	0.2%	1,833	0.2%
Total	1,017,145	100%	793,745	100%	821,792	100%

Our top ten customers are set forth in the table below, and none of these customers individually accounted for more than 10% of our total revenue for the years ended December 31, 2015 and 2016; just one customer accounted for more than 10% of our total revenue for the year ended December 31, 2017.

The following table sets forth revenue for our major customers and the related percentage of our net revenue for the years 2015, 2016 and 2017.

	2015		2016		2017
Customer Name	RMB’000	Percentage	RMB’000	Percentage	RMB’000	Percentage
Foshan City Jundian Ceramics Co., Ltd.	67,941	6.5%	57,470	7.2%	86,249	10.5%
Fuzhou Chuanpin Materials Co., Ltd.	38,322	3.7%	47,282	6.0%	54,785	6.7%
Xiamen Xinrui Materials Co., Ltd.	21,984	2.1%	40,308	5.1%	64,216	7.8%
Chengdu City Dehui Construction Materials Co., Ltd.	32,646	3.1%	34,770	4.4%	57,005	6.9%
Yangzhou Qiyang Trading Co., Ltd	23,395	2.3%	29,010	3.7%	25,161	3.1%
Kunming Minhengda Trading Co. Ltd.	31,089	3.0%	28,764	3.6%	13,083	1.6%
Nanjing Huli Construction Materials Co., Ltd.	29,513	2.8%	28,242	3.6%	44,946	5.5%
Liuzhou City Shengquanda Trading Co., Ltd	28,785	2.8%	27,791	3.5%	28,906	3.5%
Shangrao New Fangyuan Materials Co., Ltd.	31,221	3.0%	26,739	3.4%	34,377	4.2%
Beihai Jinligao Materials Co., Ltd.	25,625	2.5%	26,591	3.4%	14,619	1.8%

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

As of December 31, 2017, our backlog was RMB 70.7 million (US$10.8 million) which represents approximately the next two months of revenue at the time, compared to a backlog of approximately RMB 61.4 million as of December 31, 2016.

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

Our major suppliers for the last three years are set forth in the table below, and except for Jinjiang Xinao Gas Company Limited and Foshan City Sanshui Baoligao Inorganic Materials Co., Ltd., no suppliers accounted for more than 10% of our total purchases of raw materials and energy sources for the years ended December 31, 2015, 2016 and 2017. Our business or profitability is not materially dependent on any industrial, commercial or financial contract with any of our suppliers.

The following chart lists our major suppliers and the related percentage of our total purchases of raw materials and energy sources in fiscal years 2014, 2015 and 2016:

		2015		2016		2017
Supplier Name	Type	RMB’000	Percentage	RMB’000	Percentage	RMB’000	Percentage

Jinjiang Xinao Gas Company Limited	Gas	94,257	10.51%	61,136	10.56%	69,248	9.4%
Jinjiang Xinao Gas Company Limited	Color	80,644	9.00%	60,153	10.39%
Quanzhou Like Ceramic Materials Co., Ltd.	Color	50,332	5.61%	45,069	7.79%	53,493	7.3%
Foshan City Nanhai Huaxiong Ceramic Materials Co., Ltd.	Color	49,221	5.49%	42,779	7.39%	38,403	5.2%
Fengxin Huafeng Ceramic Co., Ltd.	Clay	48,197	5.38%	54,914	9.49%	52,853	7.2%
Yongchun Junjie Mining Co., Ltd.	Coal	43,051	4.80%	54,962	9.49%	58,893	8.0%
Foshan City Nanhai Zhongtai Glaze Production Plant	Color	38,763	4.32%	35,046	6.05%	14,449	2.0%
Foshan City Sanshui Golden Eagle Inorganic Materials Co., Ltd.	Color	36,832	4.11%	42,821	7.40%	39,922	5.4%
Guangfeng Fangzhengfeikuang Co., Ltd.	Clay	30,292	3.38%	23,835	4.12%
Fujian Nanping Minning Mining Exploitation Co., Ltd.	Clay	24,546	2.74%	16,743	2.89%	30,899	4.2%

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

Our research and development costs were approximately RMB 1.1 million, RMB 0.8 million and RMB 0.94 (US$ 0.14 million) for fiscal years 2015, 2016 and 2017. From time to time, we may enter into collaboration agreements with research institutes to develop new products or improve our production process. As of December 31, 2017, our R&D department had 16 employees.

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

Except as disclosed above, as of December 31, 2017, our business or profitability is not materially dependent on any other trademarks, copyrights, registered designs, patents, grant of licenses from third parties, new manufacturing processes or other intellectual property rights.

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

The following chart illustrates China Ceramics’ organizational structure as of December 31, 2017:

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

On September 17, 2013, Fujian Province Hengdali Building Materials Co., Ltd. (“Fujian Hengdali”) was incorporated in Pingtan, Fujian Province, and is 100% owned by Hengda. Fujian Hengdali’s approved scope of business includes sales of building materials and interior and exterior decoration materials. Fujian Hengdali had no operations since the incorporation date, and in August 2017, the Company disposed Fujian Hengdali for RMB0 to a third-party. A loss on disposal of RMB736,000 was recognized in other expenses for the year ended December 31, 2017 relating to this transaction.

On September 22, 2017, Success Winner incorporated a 100% owned subsidiary Vast Elite Limited (“Vast Elite”) in Hong Kong with initial registered capital of HKD1. Vast Elite is engaged in the trading of building materials but during the year ended December 31, 2017, Vast Elite had no operations.

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

As of December 31, 2016 our Hengda production facility in Jinjiang City, Fujian Province in the PRC, had a total gross floor area of approximately 140,000 square meters and employed 728 production personnel and our Hengdali production facility in Gaoan, Jiangxi Province in the PRC, has a total gross floor area of approximately 244,324 square meters and employed 393 production personnel. The Hengda facility consists of nine production lines with an annual production capacity of 42 million square meters. The Hengdali facility consists of five production lines with an annual production capacity of 30 million square meters of ceramic tiles. Historically, we have not experienced any form of disruption in our production facility. However, our annual production capacity has been effectively reduced from 72 million square meters of ceramic tiles to 66 million square meters of ceramic tiles due to an eight-year contract to lease out one of the production lines from our Hengdali facility that we entered into in March 2016. Due to current economic conditions, we are currently utilizing production facilities capable of producing 29 million square meters. We currently have fourteen production lines (6 of which were utilized at the end of 2017), with each production line optimized to manufacture specific size ranges to maximize efficiency and output.

During 2014, our Hengda facility was required by the local governmental entity to begin using natural gas to operate the facility, as opposed to coal. This mandated change in fuel source is part of a province-wide (and country-wide) effort to reduce pollution. This change resulted in our incurring a one-time charge of approximately RMB5.6 million (US$ 0.9 million) in December 2013, and will increase our cost of goods produced at that facility because natural gas is a more expensive energy source than coal. Fuel source (comprising coal and natural gas) accounted for 16.4% and 15.3% of the total cost of sales in 2014 and 2013, respectively. There is no assurance that in the future our other production facilities will not be required to make similar modifications which could have similar adverse effects on our operations.

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

Therefore, for the term of the eight-year lease, we may only produce up to 29 million square meters of ceramic tiles from its Hengdali facility, and its maximum annual production capacity has been effectively reduced from 72 million square meters of ceramic tiles to 66 million square meters of ceramic tiles attributable to the lease.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a British Virgin Islands limited liability company whose predecessor, CHAC, was incorporated in Delaware on June 22, 2007 and was organized as a “blank check” company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business that had its principal operations in Asia, with a focus on potential acquisition target in China.

Pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, on November 20, 2009, CHAC merged with and into China Ceramics, its wholly owned British Virgin Islands subsidiary, and, immediately thereafter, as part of the same integrated transaction, China Ceramics acquired all of the outstanding securities of Success Winner.

China Ceramics, through its operating subsidiaries, is a leading PRC-based manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles, sold under the “HD” or “Hengda”, “HDL” or “Hengdeli”, “TOERTO” and “WULIQIAO” brands, are available in over two thousand styles, colors and size combinations. Currently, we have five principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, and (v) polished glazed tiles. Porcelain tiles are our best-selling products, accounting for over 67.61% and 64.84% of our total revenue in the years ended December 31, 2017 and 2016, respectively.

Combined, these facilities currently provide an aggregate annual maximum production capacity of approximately 66 million square meters as of December 31, 2017. In March 2016, the Company entered into an eight-year contract to lease out one of the production lines from its Hengdali facility. The production line has the capacity to produce approximately 10 million square meters of ceramic tiles annually. The term of the contract is from March 1, 2016 to February 29, 2024. The Company believes that it is prudent to generate income from its unused production capacity from a third party rather than let it remain idle. Therefore, for the term of the eight-year lease, the Company may only produce up to 29 million square meters of ceramic tiles from its Hengdali facility. In 2017, Hengda retired two old furnaces, which caused Hengda’s annual maximum production capacity to be reduced to approximately 37 million and total effective annual production capacity to 66 million ceramic tiles.

Due to currently challenging economic conditions, in fiscal 2017, we utilized production facilities capable of producing 31 million square meters. We currently have fourteen production lines, six of which are currently in use, with each production line optimized to manufacture specific size ranges to maximize efficiency and output.

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of and for the year ended December 31, 2017 and has been prepared based on the consolidated financial statements of China Ceramics Co., Ltd. and its subsidiaries. The consolidated financial statements of China Ceramics Co., Ltd. and its subsidiaries have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, or “IASB.” The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments that have been measured at fair value.

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

Results of Operations

The following table sets forth our financial results for the years ended December 31, 2017, 2016 and 2015, respectively:

RMB(‘000)	2015	2016	2017
Revenue	1,017,146	793,745	821,792
Cost of sales	(891,720)	(823,856)	(771,438)
Gross profit (loss)	125,426	(30,111)	50,354
Other income	707	15,233	14,253
Other expenses	(3,572)	(11,381)	(5,220)
Selling and distribution expenses	(14,153)	(12,815)	(11,962)
Administrative expenses	(21,883)	(46,704)	(88,814)
Loss from asset devaluation	(421,641)	(230,359)	(36,683)
Finance costs	(4,043)	(84)	(213)
Loss before taxation	(339,159)	(316,221)	(78,285)
Income tax (expenses)/credit	(23,253)	(5,581)	(9,741)
Loss attributable to shareholders	(362,412)	(321,802)	(88,026)

Description of Selected Income Statement Items

Revenue.  We generate revenue from the sales of ceramic tiles, including porcelain tiles, glazed porcelain tiles, glazed tiles, rustic tiles and polished glazed tiles, net of rebates and discounts. For the past three fiscal years, the second and third calendar quarters have been the peak season of the property developing industry, and, therefore, our quarterly sales are usually highest from May to September compared to the rest of the year. Conversely, our sales were lower between the months of January to March. This is because property developing activities tend to be low due to the effects of cold weather and the PRC Spring Festival. Beginning on July 1, 2016, we reduced the selling price of certain of our slow-moving products by 10% with the goal of turning some of this inventory into cash. Beginning on October 1, 2016, in order to generate sales and move inventory, we instituted a 20% reduction in price of our slow-moving products. However, in 2017, we increased the pricing of our ceramic tile products by an average of 20%. Although we increased our average selling price twice with 10% product raises in 2017, but we were not able to return to the price levels achieved prior to 2016. Revenue increased by 3.5% for the year ended December 31, 2017 as compared to the year ended December 31, 2016. This was mainly due to the 10.6% increase in sales volume but offset by a 6.4% decrease in average selling price as compared to 2016; the decrease in average selling price contributed to the increase in sales volume. In 2017, we continued to encounter the challenging market conditions and an overall decline in business activity. Revenue decreased by 22.0% in 2016 as compared to 2015, mainly due to a 12.9% year-over-year decrease in sales volume and a 10.4% year-over-year decrease in average selling price.

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

Clay is a key material for making ceramic tiles, and accounted for approximately 25.3% and 22.2% of our cost of sales in the year ended December 31, 2017 and 2016, respectively. Fujian and Jiangxi Provinces, where our production facilities are located, are the largest clay resources areas in China and clay supply is stable and sufficient for our production and planned production.

Dyes are another key material for making ceramic tiles, and accounted for approximately 28.4% and 28.2% of our cost of sales in the year ended December 31, 2017 and 2016, respectively. A number of dyes are used in ceramic tiles, and the prices of different dyes have experienced fluctuations in the past few years.

Coal is another key material for making ceramic tiles on the natural gas conversion for the firing process. Coal accounted for approximately 2.0% and 5.7% of our cost of sales in the year ended December 31, 2017 and 2016, respectively. We have long-term relationships with our coal suppliers. Prices of coal have experienced fluctuations in the past few years. In 2017, Hengda used natural gas instead of coal for making ceramic tile, and the natural gas accounted for approximately 7.9% of our cost of sales.

Other income and other expenses.  Other income consists of interest income, foreign exchange gain/loss, gain on disposal of equipment  and rental income by leasing out one of its production lines. Other expenses primarily consist of the loss on disposal of equipment and the depreciation by leasing out one of its production lines.

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

Finance Costs.  Finance costs consist of interest expense on bank loans. During the year ended December 31, 2017, the finance costs mainly consisted of the interest expense that we paid on a convertible note.

Income taxes. Our subsidiaries in the PRC are subject to the PRC Enterprise Income Tax Law, and the applicable income tax rate pursuant to such law in the years ended December 31, 2015, 2016 and 2017 is 25%.

Results of Operations

Fiscal Year Ended 2017 Compared to the Fiscal Year Ended 2016

Revenue.  The following table sets forth the breakdown of revenue, by product categories, for years ended December 31, 2017 and 2016:

	December 31
Revenue RMB (000)	2016	Percentage	2017	Percentage
Porcelain	514,659	64.84%	555,642	67.62%
Glazed Porcelain	32,298	4.07%	32,063	3.90%
Glazed	37,010	4.66%	35,021	4.26%
Rustic	83,954	10.58%	81,354	9.90%
Polished Glazed	125,824	15.85%	117,712	14.32%
Total	793,745	100.00%	821,792	100.00%

Revenue increased by RMB 28.0 million, or 3.5%, to RMB 821.8 million ($121.7 million) in the year ended December 31, 2017, from RMB 793.8 million for the year ended December 31, 2016. The increase in revenue was primarily due to the increase in sales volume of 10.6% despite our average sales price was decrease of 6.4%. The year-over-year sales of porcelain tiles increased in 2017 as compared to 2016 due to positive market trends and customers tastes, while the sales for other types of ceramic tiles decreased.

 Porcelain tiles. Revenue from the sales of porcelain tiles increased 8.0%, from RMB 514.7 million ($76.5 million) for the year ended December 31, 2016 to RMB 555.6 million ($82.3 million) for the year ended December 31, 2017. The increase was primarily attributable to an increase in our sales volume in 2017 as compared to 2016. Porcelain tiles for exterior walls are still our most popular product and have the largest market potential of all of our tiles. We expect porcelain tiles to continue to be our key product for the foreseeable future.

Glazed porcelain tiles. Revenue from glazed porcelain tiles decreased 0.7%, from approximately RMB 32.3 million ($4.8 million) for the year ended December 31, 2016 to RMB 32.1 million ($4.8 million) for the year ended December 31, 2017.

Glazed tiles. Revenue from glazed tiles decreased 5.4%, from RMB 37.0 million ($5.5 million) for the year ended December 31, 2016 to RMB 35.0 million ($5.2 million) for the year ended December 31, 2017.

Rustic tiles. Revenue from rustic tiles decreased 3.1%, from RMB 83.9 million ($12.5 million) for the year ended December 31, 2016 to RMB 81.4million ($12.1 million) for the year ended December 31, 2017.

Polished glazed tiles. Revenue from polished glazed tiles decreased 6.5%, from RMB 125.8 million ($18.6 million) for the year ended December 31, 2016 to RMB 117.7 million ($17.4million) for the year ended December 31, 2017. We began selling polished glazed tiles in the second quarter of 2011. We believe that this product represents both a functional and cost-effective replacement for actual marble or stone materials used in a decorative fashion inside homes. The polished glazed tiles are larger than our other tiles and we believe that demand for this series will increase in the future.

Cost of sales. The following table sets forth the breakdown of cost of sales, by product segment, for the years ended December 31, 2017 and 2016:

Cost of sales RMB (‘000)	2016	Percentage	2017	Percentage
Porcelain	533,032	64.7%	519,830	67.38%
Glazed Porcelain	38,957	4.73%	35,345	4.58%
Glazed	40,790	4.95%	34,418	4.46%
Rustic	87,147	10.58%	76,184	9.88%
Polished Glazed	123,930	15.04%	105,661	13.70%
Total	823,856	100.00%	771,438	100.00%

Cost of sales was RMB 771.4 million ($114.3 million) for the year ended December 31, 2017 compared to RMB 823.86 million for the year ended December 31, 2016, representing a decrease of RMB 52.4 million, or 6.4%. The decrease in cost of sales was primarily due to decreased depreciation expense by RMB 29.2 million resulting from the impairment of fixed assets including manufacturing assets, and decreased inventory impairment loss by RMB 77.81 million, despite our actual manufacturing cost increased due to increased sales.

Gross profit (loss). The following table breaks down of our gross profit (loss) and gross profit (loss) margin by product segment for the years ended December 31, 2017 and 2016:

	December 31,
	2016		2017
RMB (‘000)	Gross Profit	Profit Margin	Gross Profit	Profit Margin
Porcelain	(18,373)	(3.57)%	35,812	6.21%
Glazed Porcelain	(6,659)	(20.62)%	(3,282)	(10.52)%
Glazed	(3,780)	(10.21)%	603	1.47%
Rustic	(3,193)	(3.80)%	5,170	6.12%
Polished Glazed	1,894	1.51%	12,051	10.01%
All products	(30,111)	(3.79)%	50,354	5.89%

Our gross profit (loss) increased RMB 80.5 million from a gross loss of RMB 30.1 million for the year ended December 31, 2016 to a gross profit of RMB 50.4 million ($7.5 million) for 2017.

Administrative expenses. Administrative expenses were RMB 88.8 million ($13.2 million) for the year ended December 31, 2017, compared to RMB 46.7 million for the year ended December 31, 2016, representing an increase of RMB 42.1million, or 90.2%. The increase in administrative expenses was mainly due to the increase in provision for doubtful debts on trade receivables amounting to RMB 71.6 million.

Finance costs. Finance costs increased from RMB 84,000 for the year ended December 31, 2016 to RMB 0.2 million ($31,550) for the year ended December 31, 2017. The increase mainly due to the increase in interest expense.

Loss from Asset Devaluation. The loss from asset devaluation resulting from an impairment of non-current assets (fixed assets and land use rights) was RMB 36.7 million ($5.4 million) for the year ended December 31, 2017 as compared to RMB 230.3 million for the year ended December 31, 2016. The loss from asset devaluation resulted from an impairment of non-current assets due to decelerating growth in China and an expected contraction in the demand for the Company’s products.

Other expenses. Other expenses decreased 54.4% or RMB 6.2 million, from RMB 11.4 million for the year ended December 31, 2016 to RMB 5.2 million ($0.8 million) for the year ended December 31, 2017. For the year ended December 31, 2017, loss on disposal of  a subsidiary was RMB 0.7 million. For the year ended December 31, 2016, loss on disposal of property, plant and equipment was RMB 6.2 million.

Income (loss) before taxation. Loss before taxation was RMB 316.2 million for the year ended December 31, 2016 as compared to a loss before taxation of RMB 78.3 million ($11.6 million) for the year ended December 31, 2017. The decrease in loss before taxation was mainly due to increased gross profit and a lower loss from asset devaluation for the year ended December 31, 2017.

Income taxes. We incurred an income tax expense of RMB 9.7 million ($1.4 million) for the year ended December 31, 2017 compared to an income tax expense of RMB 5.6 million for the year ended December 31, 2016, representing an increase in tax expense of RMB 4.1 million. Our PRC statutory enterprise income tax rate was 25% for the year ended December 31, 2017 and 2016.

Income (loss) attributable to shareholders. Loss attributable to shareholders was RMB 321.8 million net for the year ended December 31, 2016 as compared to a loss attributable to shareholders of RMB 88.0  million net ($13.0 million) for year ended December 31, 2017.

Fiscal Year Ended 2016 Compared to Fiscal Year Ended 2015

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

Revenue decreased by RMB 223.4 million, or 22.0%, to RMB 793.7 million (US$ 118.3 million) for the year ended December 31, 2016, from RMB 1,017.1 million for the year ended December 31, 2015. The year-over-year decrease in revenue was primarily driven by a 12.9% decrease in our sales volume in 2016 as compared to 2015. Due to challenging market conditions in China, we experienced a contraction in demand for the Company’s products in 2016.

Porcelain tiles. Revenue from porcelain tiles decreased 23.8% from RMB 675.3 million for the year ended December 31, 2015 to RMB 514.7 million ($76.7 million) for the year ended December 31, 2016. The decrease was primarily attributable to a 13.6% decrease in our sales volume in 2016 as compared to 2015. Porcelain tiles for exterior walls are still our most popular product and have the largest market potential of all of our tiles. We expect porcelain tiles to continue to be our key product for the foreseeable future.

Glazed porcelain tiles. Revenue from glazed porcelain tiles decreased 24.1% from approximately RMB 42.5 million for the year ended December 31, 2015 to RMB 32.3 million ($4.81 million) for the year ended December 31, 2016. The decrease was mainly due to a 14.6% decrease in sales volume in 2016 as compared to 2015. Glazed porcelain tiles accounted for 4.1% of total sales for the year ended December 31, 2016 compared to 4.2% for the year ended December 31, 2015.

Glazed tiles. Revenue from glazed tiles increased 22.0% from RMB 47.5 million for the year ended December 31, 2015 to RMB 37.0 million ($5.5 million) for the year ended December 31, 2016. The decrease was mainly due to a 15.1% decrease in sales volume in 2016 as compared to 2015. As compared to our other products, glazed tiles have a lower average selling price (an RMB price of 20.9 per square meter in 2016). Glazed porcelain tiles accounted for 4.7% of total sales for the year ended December 31, 2016 compared to 4.7% for the year ended December 31, 2015.

Rustic tiles. Revenue from rustic tiles decreased 12.7% from RMB 96.2 million for the year ended December 31, 2015 to RMB 84.0 million ($12.5 million) for the year ended December 31, 2016 which was mainly due to a 5.9% decrease in sales volume in 2016 as compared to 2015. Rustic tiles accounted for 10.6% of total sales for the year ended December 31, 2016 from 9.5% for the year ended December 31, 2015. We have been promoting rustic tiles since we introduced them in 2007 and believe that rustic tiles will eventually become a larger portion of our product mix due to its variety of patterns and textures.

Polished glazed tiles. Revenue from polished glazed tiles increased 19.2% from RMB 155.6 million for the year ended December 31, 2015 to RMB 125.8 million ($18.7 million) for the year ended December 31, 2016, mainly due to a 9.7% decrease in sales volume in 2016 as compared to 2015 and a 10.4% decrease in average sales price in 2016 as compared to 2015, to RMB 51.9 per square meter. We began selling polished glazed tiles in the second quarter of 2011. We believe that this product represents both a functional and cost-effective replacement for actual marble or stone materials used in a decorative fashion inside homes. The polished glazed tiles are of a larger size than our other tiles and we believe that demand for this series will increase in the future.

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

Cost of sales was RMB 823.9 million ($122.8 million) for the year ended December 31, 2016 compared to RMB 891.7 million for the year ended December 31, 2015, representing a decrease of RMB 67.8 million, or 7.6%. The decrease in cost of sales was primarily due to a 12.9% decrease in our sales volume in 2016 as compared to 2015.

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

Our gross profit decreased by RMB 155.5 million from RMB 125.4 million for the year ended December 31, 2015 to a gross loss of RMB 30.1 million ($4.5 million) for the year ended December 31, 2016. Our gross profit margin was decreased from 12.3% for the year ended December 31, 2015 to a negative 3.8% for the year ended December 31, 2016. The year-over-year decrease in gross profit margin was primarily driven by reduction in the average selling prices and an increase in inventory provision of RMB 75.1 million ($11.3 million).

Administrative expenses. Administrative expenses were RMB 46.7 million (US$ 7.0 million) for the year ended December 31, 2016, compared to RMB 21.9 million for the year ended December 31, 2015, representing an increase of RMB 24.8 million, or 113.2%. The year-over-year increase in administrative expenses was primarily due to an increase in bad debt provision of trade receivable from RMB 23.9 million for the year ended December 31, 2016 as compared to nil for the year ended December 31, 2015.

Finance costs. Finance costs decreased 97.9% or RMB 3.9 million from RMB 4.0 million for the year ended December 31, 2015 to RMB 0.1 million ($0.01 million) for the year ended December 31, 2016. The year-over-year decrease in finance costs resulted from a decrease in interest expenses of RMB 3.9 million from RMB 4.0 million for the year ended December 31, 2015 to RMB 0.1 million ($0.01 million) for the year ended December 31, 2016.

Realized and Unrealized Fair Value Loss on Derivative Financial Instruments. The realized and unrealized fair value loss on derivative financial instruments were nil for the year ended December 31, 2016 and 2015.

Loss from Asset Devaluation. The loss from asset devaluation resulting from an impairment of non-current assets was RMB 230.3 million ($34.3 million) for the year ended December 31, 2016 as compared to RMB 421.6 million for the year ended December 31, 2015. The loss from asset devaluation resulting from an impairment of non-current assets due to decelerating growth in China and an expected contraction in the demand for the Company’s products.

Other expenses. Other expenses increased 218.6% or RMB 7.8 million from RMB 3.6 million for the year ended December 31, 2015 to RMB 11.4 million ($1.7 million) for the year ended December 31, 2016. In 2016, loss on disposal of property, plant and equipment was RMB 6.2 million. Other expenses in 2015 mainly included the business tax of RMB 1.7 million for related party loans and exchange loss of RMB 1.7 million.

Loss before taxation. Loss before taxation was RMB 339.2 million for the year ended December 31, 2015 as compared to RMB 316.2 million ($47.1 million) for the year ended December 31, 2016. The decrease in loss before taxation was mainly due to the impairment of non-current assets of RMB 230.3 million ($34.3 million) in the fourth quarter of 2016 as compared to RMB 421.6 million in the fourth quarter of 2015. And we had a decrease in profit from operations of RMB 155.5 million in 2016 as compared to 2015, from a profit of RMB 125.4 million for the year ended December 31, 2015 to a loss of RMB 30.1 million for the year ended December 31, 2016.

Income taxes. We incurred an income tax expense of RMB 5.6 million ($ 0.8 million) for the year ended December 31, 2016 compared to an income tax expense of RMB 23.3 million for the year ended December 31, 2015, representing a decrease in expenses of RMB 17.7 million. Our PRC statutory enterprise income tax rate was 25% for the years ended December 31, 2015 and 2016.

Loss attributable to shareholders. Loss attributable to shareholders decreased approximately RMB 40.6 million from RMB 362.4 million for the year ended December 31, 2015 to RMB 321.8 million ($48.0 million) for the year ended December 31, 2016. The year-over-year decrease in loss attributable to shareholders was primarily caused by average selling price and the decrease in loss from asset devaluation in 2016 compared with 2015.

Liquidity and Capital Resources

The following table presents a summary of our cash flows and beginning and ending cash balances for the years ended December 31, 2015, 2016 and 2017:

RMB (‘000)	2015	2016	2017
Net cash (used in)/generated from operating activities	161,982	(8,685)	(2,046)
Net cash generated from/(used in) investing activities	(176,742)	44,463	(5,548)
Net cash (used in)/generated from financing activities	(47,508)	(33,891)	9,537
Net cash flow	(62,268)	1,887	1,943
Cash and cash equivalents at beginning of year	61,155	514	110
Effect of foreign exchange rate differences	1,627	(2,291)	275
Cash and cash equivalents at end of year	514	110	2,328

We have historically financed our liquidity requirements mainly through operating cash flow, bank loans and issuance of new shares. We believe that we will generate sufficient cash from operations to meet our needs for the next twelve months.

Private Placement of Unregistered Equity Securities of the Company

On July 18, 2017, the Company completed a USD$861,000 private placement of its ordinary shares pursuant to subscription agreements (the “Subscription Agreements”) with certain accredited investors (the “Offering”) at the price of $1.36 per share, the closing price of the Company’s securities on July 17, 2017. The Company agreed to register the shares sold in the Offering for resale no later than 270 days after the closing of the Offering. All respective purchasers in the Offering were “accredited investors” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act ), and the Company sold the securities in the Offering in reliance upon an exemption from registration contained in Section 4(2) and Rule 506 under the Securities Act. There were no discounts or brokerage fees associated with this Offering. The net proceeds of the Offering were used for working capital and general corporate purpose. On April 16, 2018, the Company filed a registration statement on Form F-3 to register its shares sold in the Offering for resale.

Registered Direct Offering of the Company’s Equity Securities

On April 19, 2018, the Company entered into a securities purchase agreement (the “Agreement”) with certain individual investors relating to a registered direct offering, issuance and sale (the “Offering”) of an aggregate of 770,299 of its shares (the “Shares”), at a purchase price of $1.56 per share, the closing price of the Company’s equity securities as reported on Nasdaq on the same date. The Shares were offered pursuant to the Company’s previously filed and effective Registration Statement on Form F-3 that was filed with the Securities and Exchange Commission on August 21, 2015, subsequently amended, and declared effective October 15, 2015 (File No. 333-206516). The Company filed a prospectus supplement related to the Offering dated April 19, 2018. The gross proceeds to the Company from the Offering, before deducting the Company’s estimated offering expenses, were approximately $1.2 million. The Offering closed on April 23, 2018. Proceeds from the Offering will be used for working capital and general corporate purposes. There were no discounts or brokerage fees associated with this Offering.

Cash flows from operating activities.

Our net cash generated from (used in) operating activities was RMB (2.0) million ($(0.3) million) for the year ended December 31, 2017, a decrease of RMB 6.7 million, or 77.0%, from cash outflow of RMB (8.7) million for the same period in 2016. The decrease of cash outflows was mainly due decreased net loss by RMB 237.9 million, increased cash inflow from  inventory by RMB 4.8 million, increased cash inflow form other receivables and tax receivables by RMB 3.5 million, decreased cash outflow on trade receivable by RMB 17.2 million, and no cash payment on income tax due to net loss, despite we had increased cash outflow for accrued liabilities and payable to related party by RMB 15.1 million.

Our net cash used in operating activities was negative RMB 8.7 million ($(1.3) million) for the year ended December 31, 2016, a decrease of RMB 170.7 million, or 105.4%, from RMB 162.0 million net cash generated from operating activities for the same period in 2015. The year-over-year decrease was mainly due to a RMB 223.4 million ($42.1 million) decrease in revenue and by an RMB 43.6 million ($1.0 million) increase in trade receivables in 2016.

Inventory and Accounts Receivable.

Our inventory turnover increased from 125 days in 2014 to 131 days for the year ended December 31, 2015, decrease to 108 days for the year ended December 31, 2016 and was 95 days for the year ended December 31, 2017. Based on our historical experience, except for RMB 75.1 million and reversal of RMB 2.7 million (US$ 0.4 million) of inventory that was impaired for the years ended December 31, 2016 and 2017, respectively, we believe that the value of our current inventories is realizable.

The average number of days in which we received payment on our trade receivables, net of value-added tax, was decreased from 163 days in 2015 to 209 days for the year ended December 31, 2016, and was 206 days for the year ended December 31, 2017. Since the end of 2012, we had extended the collection period from 90 days to 150 days to address funding pressures of our distributors. Other customers were granted a credit period of 90 days in 2013 and 2012, and extended to 120 days beginning in 2014. This high trade receivables turnover days was primarily due to the difficult economic environment which has prompted us to offer extended credit terms to certain customers resulting in a higher trade receivables turnover figure than normal. In the fourth quarter of 2017, the Company accrued RMB 71.6 million ($10.9 million) for provision for bad debt related to the amount of outstanding trade receivables that did not conform with the Company’s credit policy.

Cash flows from investing activities.

Net cash generated from (used in) investing activities for the year ended December 31, 2017 was cash outflow of RMB 5.5 million ($0.8 million), compared to RMB 44.5 million of cash inflow in the same period of 2016. We had RMB 41.7 million cash inflow from restricted cash for the year ended December 31, 2016; while in the same period of 2017, we purchased fixed asset for RMB 5.6 million and received RMB 70,000 from disposal of two vehicles.

Net cash generated from investing activities in the year ended December 31, 2016 was RMB 44.5 million ($6.7 million), compared to RMB 176.7 million of net cash used in investing activities in the same period of 2015. The investing cash inflows in 2016 were primary caused by a decrease in restricted cash.

Cash flows from financing activities.

Net cash generated from (used in) financing activities was RMB 9.5 million ($1.4 million) cash inflow for the year ended December 31, 2017 comparing with cash outflow of RMB 33.9 million for the same period of 2016, primarily due to the decrease of net repayment of short-term loan in 2017.

For the year ended December 31, 2016, net cash used in financing activities was RMB 33.9 million ($5.1 million), primarily due to the decrease of net repayment of short-term loan, compared to net cash used in financing activities of RMB 47.5 million for the same period of 2015.

The major sources of our liquidity for fiscal year 2015, 2016 and 2017 were cash generated from operations, bank borrowings and issuance of our common shares. The cash generated in 2017 was primarily due to the cash generated from financing activities of shares issuance of RMB 9.5 million, offset primarily by acquisition of fixed assets. The cash generated in 2016 was primarily due to the cash generated from investing activities of RMB 44.5 million ($6.7 million), offset primarily by repayment of bank loans. The cash generated in 2015 was primarily due to the cash generated from operating activities of RMB 162.0 million ($25.0 million), offset primarily by acquisition of property, plant and equipment and repayment of bank loans.

Cash and bank balances were RMB 2.3 million ($0.3 million) as of December 31, 2017, as compared to RMB 0.1 million as of December 31, 2016, and RMB 0.5 million as of December 31, 2015.

As of December 31, 2017, our total outstanding bank loan amounts were nil.

Operating lease commitments totaled RMB 33.6 million ($5.1 million) as of December 31, 2017.

Operating lease commitments totaled RMB 47.5 million ($7.1million) as of December 31, 2016.

There were no capital commitments as of December 31, 2017.

There were commitments for advertising and insurance expenditure totaling RMB 1.7 million ($0.3 million) as of December 31, 2017.

There were commitments for advertising and insurance expenditure totaling RMB 3.8 million ($0.5 million) as of December 31, 2016.

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

We have sufficient raw materials to support, on average, three weeks of production at any point in time. This helps to minimize any potential delays in our production process which may arise due to insufficient raw materials. Our production of ceramic tiles is based on customers’ orders. In doing so, we minimize storage space and maintain a relatively low inventory level of finished products. Our inventory turnover for the years ended December 31, 2017, 2016 and 2015 are as follows:

	FY2015	FY2016	FY2017
Inventories (RMB’000)	306,853	212,742	191,667
Inventory turnover (days) (1)	131	108	95

(1)	The average inventory turnover is computed based on the formula: (simple average opening and closing inventories balance in a financial year / cost of sales) × 365 days.

Write down of inventory for the years ended December 31, 2017, 2016 and 2015 was reversal of write-down RMB 2.7 million in 2017, write-down RMB 75.1 million in 2016, and write-down RMB7.7 million in 2015, and was charged to cost of sales.

Credit Management

Credit terms to our customers

We typically extend credit terms of approximately 90 days to our customers. We will grant credit terms based on the reputation, creditworthiness, size of orders, payment records and number of years we have done business with the customer. We do not have a goods return policy. Considering the challenging market conditions in China’s real estate industry, we extended the collection period to 150 days to address funding pressures of our distributors since the year ended December 31, 2012. Other customers were granted a credit period of 90 days in the years ended December 31, 2013 and 2012 and extended to 120 days in the year ended December 31, 2014. In the fourth quarter of 2017, the Company accrued RMB 71.6 million ($10.6 million) for provision for bad debt related to the amount of outstanding trade receivables that did not conform with the Company’s credit policy.

Personnel from our sales and marketing department typically conduct visits to new customers to evaluate their credit worthiness before entering into any arrangements with them. In addition, as Hengda was awarded the top 500 brand, we increased the deposit required from new distributors from RMB 0.4 million to RMB 1.0 million.

Our average trade receivables’ turnover for the years ended December 31, 2017, 2016 and 2015 are as follows:

	FY2015	FY2016	FY 2017
Trade receivables (RMB’000)	509,903	553,542	532,361
Trade receivables turnover (days) (1)	163	209	206

(1)	The average trade receivables’ turnover is computed based on the formula: (simple average opening and closing trade receivables balance, net of value-added tax in fiscal year / revenue) × 365 days.

Credit terms from our suppliers

Our typical credit terms from our major suppliers are from 1 to 4 months after the raw materials have been delivered. Our average trade payables’ turnover days for the years ended December 31, 2017, 2016 and 2015 are as follows:

	FY2015	FY2016	FY2017
Trade payables (RMB’000)	110,267	84,257	61,084
Trade payables turnover (days) (1)	70	51	32

(1)	The average trade payables’ turnover is computed based on the formula: (simple average opening and closing trade payables balance, net of value-added tax in facial year / purchases) × 365 days.

Capital Expenditures

Our capital expenditures primarily consist of expenditures on property, plant and equipment.

We had RMB 5.6 million in capital expenditure attributable to the of purchase of fixed assets for the year ended December 31, 2017. There were no capital expenditures for the year ended December 31, 2016. Capital expenditures on property, plant and equipment were RMB 164.7 million for the year ended December 31, 2015. In 2015, we began renovating our showroom in our Hengda facility (the Hengda Exhibition Hall) that is a valuable resource for the marketing and promotion of our extensive line of building material products, of the total cost of which was RMB 10.5 million ($1.6 million). We are also constructing a new production line to manufacture glazed brick ceramic tiles in our Hengdali facility, which we believe will be an attractive addition to our current product portfolio. The total cost of the project was RMB 148.7 million ($23.0 million).

Contractual Obligations

Our contractual obligations consist mainly of debt obligations, operating lease obligations and other purchase obligations and commitments, and will be paid off with our cash flow from operations. The following table sets forth a breakdown of our contractual obligations (including both interest and principal cash flows) as of December 31, 2017:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term debt obligations (1)	-	-	-	-	-
Operating purchase obligations (2)	33,596	13,902	19,694	-	-
Other obligations (3)	1,670	1,670	-	-	-
Total	35,266	15,572	19,694		-

(1)	Amounts represent principal and interest cash payments over the life of the bank loans, including anticipated interest payments that are not recorded in the financial statements.

(2)	We lease plant buildings, production factories, warehouses and employees’ hostel from non-related parties under non-cancellable operating lease arrangements.

(3)	Includes advertising and insurance expenditure contracted but not provided for in the financial statements.

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

As of December 31, 2017, our backlog was RMB 70.7 million ($10.8 million), which represents approximately next two months of revenue, compared to a backlog of approximately RMB 61.4 million ($8.9 million) on December 31, 2016, a year-over-year increase of 15.1%.

Off-Balance Sheet Arrangements

We do not have any outstanding off-balance arrangements and have not entered into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

Impact of Inflation

The general annual inflation rate in China was approximately 1.44% in 2015, 3.02% in 2016, and 2.0% in 2017 according to the National Bureau of Statistics. Our results of operations may be affected by inflation, particularly rising prices for energy, labor costs, raw materials and other operating costs. See “Item 3. Key Information — Risk Factors — Risks relating to our business — If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.”

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

Cash and bank balances

Our bank deposits are placed with reputable banks in the PRC, Hong Kong and the United States. The credit exposure of our cash and bank balances (including restricted cash) as of December 31, 2015, 2016 and 2017 were RMB 42,186,000, RMB 110,000 and RMB 2,328,000, respectively.

Trade receivables

Our objective is to seek continual growth while minimizing losses incurred due to increased credit risk exposure.

We have significant concentration of credit risk as the Company’s top three largest trade receivables represent approximately 16%, 22% and 29.5% of the trade receivable balance as of December 31, 2015, 2016 and 2017, respectively. Our five largest trade receivables represent approximately 22%, 26% and 43% of the trade receivable balance as of December 31, 2015, 2016 and 2017, respectively.

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

The credit exposure of our trade receivables as of December 31, 2015, 2016 and 2017 was RMB 509,903,000, RMB 553,542,000 and RMB 532,361,000, respectively.

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

The table below summarizes the maturity profile of the liabilities based on contractual undiscounted payments:

	As of December 31, 2017
	Within 1 year	More than 1 year but less than3 years	Total
	RMB’000	RMB’000	RMB’000
Trade payables	61,084	-	61,084
Amounts owed to related parties	36,017	-	36,017
Interest-bearing bank borrowings(1)	-	-	-
Total	97,101	-	97,101

(1)	Includes contractual interest payments

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

Our interest-bearing bank deposits and borrowings were nil as of December 31, 2017.

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

As at December 31, 2015, 2016 and 2017, nearly all of our monetary assets and monetary liabilities were denominated in RMB except that as of December 31, 2017, certain bank balances, bank borrowings and other payables were denominated in US dollars.

Critical Accounting Policies and Judgment

The preparation of the condensed consolidated interim financial statements, which have been prepared in accordance with International Accounting Standard (“IAS”) as issued by the International Accounting Standards Board (“IASB”), requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates and judgments are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may materially differ from these estimates under different assumptions or conditions.

See Note 2 to our condensed consolidated interim financial statements, “Basis of Preparation and Summary of Significant Accounting Policies.” We believe that the following paragraphs reflect the most critical accounting policies that currently affect our financial condition and results of operations:

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

If in a subsequent period the amount of an impairment loss decreases, and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.

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

All of our leases are operating leases for the years ended December 31, 2017, 2016 and 2015.

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

Impairment loss recognized in respect of property, plant and equipment

As of December 31, 2017, the carrying amount of property, plant and equipment was approximately RMB 87,316,000 (2016: RMB130,542,000). An impairment loss of approximately RMB33,653,000 recognized against the original carrying amount of property, plant and equipment in 2017. The impairment loss recognized for the year ended December 31, 2016 was RMB209,919,000 and RMB405,125,000 for year 2015. Determining whether property, plant and equipment are impaired requires an estimation of the recoverable amount of the property, plant and equipment. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of investment property

As of December 31, 2017, the carrying amount of investment property was approximately RMB4,994,000 (2016: RMB6,791,000). An impairment loss of approximately RMB1,617,000 recognized against the original carrying amount of investment property in 2017. The impairment loss recognized for the year ended December 31, 2016 was RMB10, 920,000 and nil for year 2015. Determining whether investment property are impaired requires an estimation of the recoverable amount of the investment property. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of land use rights

As of December 31, 2017, the carrying amount of land use rights was approximately RMB4,364,000 (2016: RMB5,920,000). An impairment loss of approximately RMB1,413,000 was recognized against the original carrying amount of land use rights in 2017. The impairment loss recognized for the year ended December 31, 2016 was RMB9,520,000 and RMB12,781,000 for year 2015. Determining whether land use rights are impaired requires an estimation of the recoverable amount of the land use rights. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our current directors and executive officers are:

Name	Age	Position
Huang Jia Dong	60	Chairman of the Board and Chief Executive Officer
Hen Man Edmund	45	Chief Financial Officer
Liu Jun (1)(2)(3)	49	Director
Roy Tan Choon Kang (1)(2)(3)(4)	46	Director
Shen Cheng Liang (1)(2)(3)	62	Director
Alex Ng Man Shek	48	Director and Corporate Secretary

(1)	Member of audit committee
(2)	Member of compensation committee
(3)	Member of nominations committee
(4)	Audit committee financial expert

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

Liu Jun holds a Bachelor’s degree in Business Administration from Dongbei University of Finance and Economics in China (1990). Mr. Liu’s expertise is in the area of acquisitions, strategic planning and deal structuring. Presently, he serves as a consultant and advisor on various mergers and risk management matters to several companies in the financial industry in China. In addition, Mr. Liu holds the position of a senior manager of Dashang Group Co., Ltd., a large retail chain group in northeast China.

Roy Tan Choon Kang, 45, commenced his career at the Government of Singapore Investment Corporation (GIC) in 1996 at the Economics & Strategy Department handling GIC’s equity and fixed income investments in North America and Latin America. From February 1, 2009 to December 31, 2016, Mr. Tan held the title of Managing Partner of One Tree Partners PTE Ltd., an asset management company. From November 2016 to July 31, 2017, Mr. Tan held the office of the CFO of Fuse Enterprises Inc., a digital marketing and mining company. Mr. Tan holds a joint MBA degree from National University of Singapore and Columbia University, NY (1999).

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

Alex Ng Man Shek has been served as the position of corporate secretary of Nova Lifestyle Inc. (NASDAQ: NVFY) from June 2011 to October 2016 and the chief operating officer of a wholly-owned subsidiary of Nova Lifestyle Inc. in Dongguan, the PRC since 2003. He worked in various companies in Hong Kong, Canada and the PRC. Mr. Ng received his Bachelor’s degree in Economics from York University, Canada in 1994. He has also received a Certificate in Securities Course, a Certificate in Technical Analysis Course and a Certificate in Derivatives Course from The Canadian Securities Institute during the period from 1998 to 2002. There is no arrangement or understanding between Mr. Ng and any other persons pursuant to which he was appointed as discussed above. Nor are there any family relationships between Mr. Ng and any executive officers and directors.

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

The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2017 to each of our non-employee directors for such person’s service as a director (including contingent or deferred compensation accrued during 2017):

Name and Principal Position	Compensation RMB	Value of Options(1) RMB	Total RMB
Shen Cheng Liang	252,000	-	252,000
Cheng Yan Davis	202,554	-	202,554
Jianwei Liu	227,873	-	227,873
Liu Jun	135,036	-	135,036
Roy Tan Choon Kang	117,412	-	117,412
Alex Ng Man Shek	157,203	-	157,203

(1)	No options were granted to our directors in 2017.

Executive Officers

The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2017 to each of our officers for such person’s service as an officer (including contingent or deferred compensation accrued during 2017 but not including any amounts paid to such persons for their services as directors):

	Salary	Bonus	Value of Stock Compensation(2)	Total
Name and Principal Position	RMB	RMB	RMB	RMB
Huang Jia Dong, Chief Executive Office	31,761	-	-	31,761
Hen Man Edmund, Chief Financial Officer	304,291	641,421	303,831	1,249,543
Su Wei Feng, Corporate Secretary (3)	76,003	-	-	76,003

(1)	No options were granted to our executives in 2017.
(2)	Stock Compensation were granted to our Chief Financial Officer in 2017
(3)	Resigned on October 23, 2017.

Retirement Benefits

As of December 31, 2017, we have contributed to the government-mandated employee welfare and retirement benefit plan and provided pension, retirement or similar benefits to its employees. The PRC regulations require us to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. We have no further commitments beyond our monthly contribution.

Employment Agreements

Upon consummation of the acquisition of Success Winner, we entered into employment agreements with certain of our executive officers. The following discussion summarizes the material terms of employment agreements entered into between us and our executive officers:

We entered into employment agreements with the following officers: Huang Jia Dong, Chief Executive Officer, Hen Man Edmund, Chief Financial Officer, and Alex Ng Man Shek, Corporate Secretary.

•	The term of the employment agreements is three years (February 1, 2016 to January 31, 2019 for Huang Jia Dong), one year ( July 1, 2017 to June 30, 2018 for Hen Man Edmund and Alex Ng Man Shek).

•	Since August 1, 2013, Huang Jia Dong received compensation of RMB 12,000 per month. From July 1, 2017, Hen Man Edmund received compensation of RMB 50,715 (HKD58,500) per month. From July 1, 2017, Alex Ng Man Shek received compensation of RMB 69,354 (HKD80,000) per month. Alex became our director starting from October 2017.

•	We may dismiss any of the above officers if any of the following events occurs with respect to the officer: (1) failure to show up for work, (2) failure to provide required documents, (3) falsification of documents, criminal record, etc., (4) serious violation of such officers’ labor rules and of regulations, (5) serious lapse of duties and responsibilities, (6) activities that violate regulations, resulting in loss of more than RMB 4,000, (7) operation of his own business during the term of his employment, (8) criminal prosecution and labor punishment, (9) request by the officer to resign, (10) causing us to sign or change any contract through fraud, coercion and other fraudulent means, or (11) other situations stipulated by law and statutes.

•	Each officer is subject to the non-compete provisions of the agreement for a period of three years following termination of the employment agreement and non-solicitation provisions of the agreement for a period of two years following termination of the employment agreement.

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

China Ceramics Co., Ltd. 2017 Equity Compensation Plan

On May 21, 2017, the Board of Directors of the Company (the “Board”) approved the 2017 Equity Compensation Plan (the “Plan”) is to attract and retain outstanding individuals as employees, directors and consultants of the Company and its subsidiaries, to recognize the contributions made to the Company and its Subsidiaries by such individuals and to provide them with additional incentive to expand and improve the profits and achieve the objectives of the Company

The Plan is administered by the Board. The Board, in its sole discretion, will determine the eligible individuals to whom, and the time or times at which awards will be granted, the form and amount of each award, the expiration date of each award, the time or times within which the awards may be exercised, the cancellation of the awards and the other limitations, restrictions, terms and conditions applicable to the grant of the awards.

The total number of shares that may be issued under the Plan is 280,000, subject to adjustments in the event of any reorganization, recapitalization, share split, distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the Company or any similar corporate transaction. The Board may, in its discretion, (a) grant shares under the Plan to any participant without consideration from such Participant or (b) sell shares under the Plan to any participant for such amount of cash, shares or other consideration as the Board deems appropriate. Notwithstanding any of the provisions of the Plan or any outstanding award agreement, upon a Change in Control of the Company, the Board is authorized and has sole discretion to provide that all restrictions applicable to all awards shall terminate or lapse in order that Participants may fully realize the benefits thereunder. Awards granted under the Plan, and any rights and privileges pertaining thereto, may not be transferred, assigned, pledged or hypothecated in any manner, or be subject to execution, attachment or similar process, by operation of law or otherwise, other than by will or by the laws of descent and distribution. The Board may terminate, suspend, or amend the Plan, in whole or in part, from time to time. The Board also has the authority to amend any award agreement at any time.

C.	Board Practices

The term of each director is until their resignation or removal.

Our board of directors has established an audit committee, a compensation committee and a governance and nominating committee.

Audit Committee.  The audit committee consists of Liu Jun, Roy Tan Choon Kang and Shen Cheng Liang. Mr. Roy Tan Choon Kang is the chair of the audit committee, and he qualifies as an “audit committee financial expert”, as such term is defined in the rules of the Securities and Exchange Commission.

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

Compensation Committee.  Our compensation committee consists of Liu Jun, Roy Tan Choon Kang and Shen Cheng Liang. Shen Cheng Liang is the chair of our compensation committee. Liu Jun, Roy Tan Choon Kang and Shen Cheng Liang do not have any direct or indirect material relationship with us other than as a director.

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

Governance and Nominating Committee.  Our governance and nominating committee consists of Liu Jun, Roy Tan Choon Kang and Shen Cheng Liang. Shen Cheng Liang is the chair of our governance and nominating committee. Liu Jun, Roy Tan Choon Kang and Shen Cheng Liang do not have any direct or indirect material relationship with us other than as a director.

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

	2015	2016	2017
Number of Employees	1,417	1,275	1,265

E.	Share Ownership

See Item 7 below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

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

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 4,621,793 shares issued and outstanding as of April 18, 2018. All figures reported on a post one-for-eight reverse split basis of the Company’s common shares effected in June 2016.

Name(1)	Number of Shares Beneficially Owned		% of Ownership
Shen Cheng Liang	0		0
Huang Jia Dong	989,257	(2)	21.4%
Roy Tan Choon Kang	0		0
Liu Jun	0		0
Alex Ng Man Shek	0		0
Hen Man Edmund	9,446		*
All directors and executive officers as a group (6 individuals)	998,703		21.6%
Sound Treasure Limited	651,613	(3)	14.09%

*	Less than 1%

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Jinjiang Hengda Ceramics Co., Ltd.; Junbing Industrial Zone; Anhai, Jinjiang City; Fujian Province, PRC.

(2)	Includes (i) an aggregate of 335,300 shares owned by Mr. Huang’s spouse and children for which Mr. Huang may be deemed to be the beneficial owner, which beneficial ownership Mr. Huang disclaims, and (ii) 651,613 shares owned by Sound Treasure Limited, an entity of which Mr. Huang is the sole director and shareholder.

(3)

Huang Jia Dong is the sole director and shareholder of Sound Treasure Limited. The mailing address for Sound Treasure is c/o c/o Jinjiang Hengda Ceramics Co., Ltd.; Junbing Industrial Zone; Anhai, Jinjiang City; Fujian Province, PRC, Attn: Huang Jia Dong.

B.	Related Party Transactions

Related Party Transactions of China Ceramics and Operating Predecessor

Mr. Huang Jia Dong, the founder and Chairman of Hengda and the Chief Executive Officer and one of the directors of the Company, and a holder of approximately 21.4% equity interests of the Company as ofApril 18, 2018 and Mr. Wong Kung Tok, formerly one of the Company’s significant shareholders, provide working capital loans to the Company from time to time during the normal course of its business. These loans amounted to RMB 34,928,000, RMB 34,469,000 and RMB 31,974,000 and as of December 31, 2017, 2016 and 2015, respectively. These loans are interest free, unsecured and repayable on demand. Mr. Huang and Mr. Wong are brothers-in-law. In July 2014, an entity affiliated with Mr. Huang assumed RMB20.7 million in loans due from the Company to Mr. Wong and then forgave those loans (see Note 23(f) to the accompanying financial statements). As of December 31, 2017, the Company had a loan of RMB 1,089,000 (2016: RMB 1,157,000 and 2015: RMB 1,989,000) payable to Sound Treasure Limited, an affiliate of Mr. Huang Jia Dong and a shareholder of the Company. This loan is interest free, unsecured and repayable on demand.

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

The Novation and the Offset Agreement became effective on July 31, 2014.

Except for the above, we did not enter into any other material contracts during fiscal years 2015, 2016 or 2017.

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

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, China Ceramics’ securities, subject to certain limitations and exceptions. Under regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the qualified electing fund, or QEF, rules discussed below under “ Passive Foreign Investment Company Rules,” but would include distributions of earnings and profits from a QEF. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of China Ceramics’ securities.

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

Except as disclosed above, we do not currently have any significant foreign exchange exposure as our sales and purchases are predominantly denominated in RMB. As of December 31, 2017, nearly all of our monetary assets and monetary liabilities were denominated in RMB except for certain bank balances, bank borrowings and other payables which were denominated in US dollars. However, in the future, a proportion of our sales may be denominated in other currencies as we expand into overseas markets. In such circumstances, we anticipate our primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if we are required to use different currencies for various aspects of its operations.

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

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2017. Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2017 were effective.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that our internal control over financial reporting was effective as of December 31, 2017.

Changes in Internal Controls over Financial Reporting

During the year ended December 31, 2017, there were no changes in the company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect our company’s internal control over financial reporting.

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

Our Board of Directors has determined that Mr. Roy Tan Choon Kang is an audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F, and “independent” as that term is defined in the NASDAQ listing standards.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services rendered by Centurion ZD CPA Limited for the periods indicated:

	December 31, 2016	December 31, 2017
	RMB’000	RMB’000
Audit Fees – Centurion ZD CPA Limited	1,476	320
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	1,476	320

Audit Fees

Centurion ZD CPA Limited audit fees for 2017 and 2016 consisted of fees in relation to the audit of our financial statements for the year ended December 31, 2017 and 2016.

Audit Related Fees

There were no audit-related fees.

Tax Fees

There were no tax fees.

All Other Fees

There were no other fees.

Pre-Approval of Services

Our audit committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

No purchase of our securities were made by us or our affiliates in 2017.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

There were no changes to our certifying accountants for the year ended December 31, 2017.

ITEM 16G.	CORPORATE GOVERNANCE

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3), we elected not to hold an annual meeting of shareholders in 2011 or 2015. Neither our Memorandum and Articles of Association nor the law of the British Virgin Islands require us to hold an annual meeting of shareholders.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of China Ceramics Co., Ltd. (1).

1.2	Memorandum and Articles of Association of Success Winner Limited (2).

1.3	Memorandum and Articles of Association of Stand Best Creation Limited (2).

1.4	Operation Charter of Jinjiang Hengda Ceramics Co., Ltd. (2).

2.1	Specimen Unit Certificate (3).

2.2	Specimen Common Stock Certificate (3).

3.1	Form of Voting Agreement (2).

10.1	Merger and Stock Purchase Agreement among CHAC, China Ceramics Co., Ltd., Hengda, Success Winner and the Seller (2).

10.2	Form of Registration Rights Agreement among CHAC and the founders (3).

10.3	Form of Earn-Out Escrow Agreement (2).

10.4	Form of Indemnity Escrow Agreement (2).

10.5	Form of Lock-Up Agreement for CHAC founders (2).

10.6	Form of Lock-Up Agreement (2).

10.7	Acquisition Agreement, dated November 19, 2009, by and between Jinjiang Hengda Ceramics Co., Ltd., all of the shareholders of Jiangxi Hengdali Constructional Ceramics Co., Ltd., and Jiangxi Hengdali Constructional Ceramics Co., Ltd (8).

10.8	Administrative Services Agreement by and between China Ceramics Co., Ltd. and Stuart Management Co., dated December 1, 2009 (8).

10.9	License Agreement between Huang Jia Dong and Jinjiang Hengda Ceramics Co., Ltd. (6).

10.10	China Ceramics Co., Ltd. 2010 Incentive Compensation Plan (7).

10.11	Employment Agreement, dated as of February 1, 2016, by and between China Ceramics and Huang Jia Dong (9).

10.12	Employment Agreement, dated as of February 1, 2016, by and between China Ceramics and Su Wei Feng (9).

10.13	Employment Agreement, dated as of August 1, 2015, by and between China Ceramics and Hen Man Edmund (9).

10.14	Term sheets relating to agreements for derivative instruments (10).

10.15	Agreement between Taishin International Bank, Co., Ltd., Stand Best Creation Limited and Sound Treasure Limited, dated July 31, 2014 (10).

10.16	Agreement between Stand Best Creation Limited, Huang Jia Dong, Wong Kung Tok, Mr. Huang’s brother-in-law, and Sound Treasure Limited, dated July 31, 2014 (10).

10.17	Form of Warrant (11).

10.18	Securities Purchase Agreement dated as of April 3, 2017 (13).

10.19	Convertible Promissory Note dated as of April 3, 2017 (13).

10.20	Form of Securities Purchase Agreement (14).

8.1	List of Subsidiaries (5).

11.1	Code of Business Conduct and Ethics (8).

12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Centurion ZD CPA Limited, an independent registered public accounting firm.

99.1	Letter from Crowe Horwath (HK) CPA Limited, dated March 7, 2016 (12).

99.2	Financial Press Release dated May 15, 2017 (15).

99.3	Press Release dated April 30, 2018.

101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Incorporated by reference to Annexes C and D of China Ceramics’ Prospectus on Form 424B3 filed with the SEC on November 13, 2009.

(2)	Incorporated by reference to China Ceramics’ Registration Statement on Form F-4 (File No. 333-161557).

(3)	Incorporated by reference to exhibits of the same number filed with CHAC’s Registration Statement on Form S-1 or amendments thereto (File No. 333-145085).

(4)	Incorporated by reference to CHAC’s Form 8-K, dated November 21, 2007.

(5)	Incorporated by reference to exhibits of the same number filed with China Ceramics’ Registration Statement on Form F-1 (File No. 333-164784).

(6)	Incorporated by reference to exhibits of the same number filed with China Ceramics’ Registration Statement on Form F-1 (File No. 333-170237).

(7)	Incorporated by reference to Annex A to Exhibit 99.1 filed with China Ceramics’ Report on Form 6-K filed with the SEC on November 30, 2010

(8)	Incorporated by reference to China Ceramics’ Annual Report on Form 20-F filed with the SEC on May 17, 2010.

(9)	Incorporated by reference to China Ceramics’ Annual Report on Form 20-F filed with the SEC on April 20, 2016.

(10)	Incorporated by reference to China Ceramics’ Annual Report on Form 20-F filed with the SEC on July 31, 2014.

(11)	Incorporated by reference to China Ceramics’ Report on Form 6-K filed with the SEC on February 8, 2016

(12)	Incorporated by reference to China Ceramics’ Report on Form 6-K filed with the SEC on March 8, 2016

(13)	Incorporated by reference to China Ceramics’ Report on Form 6-K filed with the SEC on April 3, 2017.

(14)	Incorporated by reference to China Ceramics’ Report on Form 6-K filed with the SEC on April 20, 2018.

(15)	Incorporated by reference to China Ceramics’ Annual Report on Form 20-F filed with the SEC on May 15, 2017.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA CERAMICS CO., LTD.

May 4, 2018	By:	/s/ Huang Jia Dong
		Name:	Huang Jia Dong
		Title:	Chief Executive Officer (Principal Executive Officer)

CHINA CERAMICS CO., LTD.

May 4, 2018	By:	/s/ Hen Man Edmund
		Name:	Hen Man Edmund
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

China Ceramics Co., Ltd. and Its Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of China Ceramics Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Ceramics Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2017 and December 31, 2016, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and December 31, 2016, and the results of its operations and its cash flows for each of the years  in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Centurion ZD CPA Limited

Centurion ZD CPA Limited

We have served as the Company’s auditor since 2016.

Hong Kong, China

May 4, 2018

CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		For the years ended December 31,
		2017	2016	2015
	Notes	RMB'000	RMB'000	RMB'000

Net sales	5	821,792	793,745	1,017,146

Cost of goods sold		771,438	823,856	891,720

Gross profit (loss)		50,354	(30,111)	125,426

Other income	5	14,253	15,233	707
Selling and distribution expenses		(11,962)	(12,815)	(14,153)
Administrative expenses		(88,814)	(46,704)	(21,883)
Finance costs	6	(213)	(84)	(4,043)
Loss from asset devaluation		(36,683)	(230,359)	(421,641)
Other expenses		(5,220)	(11,381)	(3,572)

Loss before taxation	8	(78,285)	(316,221)	(339,159)

Income tax (expense) credit	9	(9,741)	(5,581)	(23,253)

Loss attributable to shareholders		(88,026)	(321,802)	(362,412)

Other comprehensive income (loss)
Exchange differences on translation of financial statements of foreign operations		275	(2,288)	1,628

Total comprehensive loss for the period		(87,751)	(324,090)	(360,784)

Loss per share
Basic (RMB)	10	(26.36)	(116.51)	(141.91)
Diluted (RMB)	10	(26.36)	(116.51)	(141.91)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
		2017	2016
	Notes	RMB'000	RMB'000

ASSETS AND LIABILITIES
NONCURRENT ASSETS
Property and equipment, net	12	87,316	130,542
Investment property, net	13	4,994	6,791
Land use rights, net	14	4,364	5,920
Goodwill	11&27	-	-
Deferred tax assets	9	209	4,765
Long-term prepaid expense	15	-	1,494
Total noncurrent assets		96,883	149,512

CURRENT ASSETS
Inventories, net	16	191,667	212,742
Trade receivables, net	17	532,361	553,542
Other receivables and prepayments	18	2,152	8,854
Income tax refundable		27	6,521
Cash and bank balances	19	2,328	110
Total current assets		728,535	781,769

CURRENT LIABILITIES
Trade payables	20	61,084	84,257
Accrued liabilities and other payables	21	29,719	37,640
Amounts owed to related parties	28	36,017	35,626
Income tax payable		3,862	1,309
Total current liabilities		130,682	158,832

NET CURRENT ASSETS		597,853	622,937

NET ASSETS		694,736	772,449

EQUITY
Share capital	23	206	151
Reserves	24	694,530	772,298
Total stockholders' equity		694,736	772,449

The accompanying notes are an integral part of these consolidated financial statements.

CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Reverse recapitalization reserve	Merger reserve	Share-based payment reserves	Statutory reserve	Capital reserve	Retained earnings	Currency translation reserve	Total equity
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Notes	Note 23		Note 24(e)	Note 24(c)	Note 24(d)	Note 24(a)	Note 24(f)		Note 24(b)

Balance at January 1, 2015	137	659,507	(507,235)	58,989	123,513	127,905	61,266	924,112	(570)	1,447,624
Net loss for the year	-	-	-	-	-	-	-	(362,412)	-	(362,412)
Exchange difference on transaction of financial statements of foreign operations	-	-	-	-	-	-	-	-	1,628	1,628
Total comprehensive loss for the year	-	-	-	-	-	-	-	(362,412)	1,628	(360,784)
Transfer to statutory reserves	-	-	-	-	-	6,783	-	(6,783)	-	-
Balance at December 31, 2015	137	659,507	(507,235)	58,989	123,513	134,688	61,266	554,917	1,058	1,086,840
Net loss for the year	-	-	-	-	-	-	-	(321,802)	-	(321,802)
Exchange difference on transaction of financial statements of foreign operations	-	-	-	-	-	-	-	-	(2,288)	(2,288)
Total comprehensive loss for the year	-	-	-	-	-	-	-	(321,802)	(2,288)	(324,090)
Issuance of new shares	14	9,685	-	-	-	-	-	-	-	9,699
Transfer to statutory reserves	-	-	-	-	-	655	-	(655)	-	-
Balance at December 31, 2016	151	669,192	(507,235)	58,989	123,513	135,343	61,266	232,460	(1,230)	772,449
Net loss for the year	-	-	-	-	-	-	-	(88,026)	-	(88,026)
Exchange difference on transaction of financial statements of foreign operations	-	-	-	-	-	-	-	-	275	275
Total comprehensive loss for the year	-	-	-	-	-	-	-	(88,026)	275	(87,751)
Issuance of new shares	53	9,691	-	-	-	-	-	-	-	9,744
Equity compensation	2	-	-	-	292	-	-	-	-	294
Balance at December 31, 2017	206	678,883	(507,235)	58,989	123,805	135,343	61,266	144,434	(955)	694,736

The accompanying notes are an integral part of these consolidated financial statements.

CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the years ended December 31,
		2017	2016	2015
	Notes	RMB'000	RMB'000	RMB'000

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxation		(78,285)	(316,221)	(339,159)
Adjustments for
Amortization of land use rights	14	143	369	669
Depreciation of property, plant and equipment	12	15,371	44,583	67,976
(Gain) loss on disposal of property, plant and equipment	12	(70)	6,246	109
Bad debt provision of trade receivables	17	71,565	23,940	-
Write down of inventories	16	(2,733)	75,078	7,667
Impairment of non-current assets	12&13	36,683	230,359	421,641
Share based compensation	26	294	-	-
Finance costs	6	-	-	4,043
Interest expense (income)		206	(1,791)	(707)
Foreign exchange loss		-	84	1,376
Operating cash flows before working capital changes		43,174	62,647	163,615
Increase in inventories		23,808	19,034	16,242
Decrease (Increase) in trade receivables		(50,384)	(67,578)	40,022
Increase (Decrease) in other receivables, tax receivable and prepayments		12,058	8,481	(15,248)
Decrease in trade payable		(23,173)	(26,010)	(11,901)
Decrease (increase) in accrued liabilities, other payables and amounts owned to related parties		(7,529)	7,641	(4,233)
Cash generated from (used in) operations		(2,046)	4,215	188,497
Interest paid		-	(84)	(4,053)
Income tax paid		-	(12,816)	(22,462)

Net cash generated from (used in) operating activities		(2,046)	(8,685)	161,982

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of fixed assets		(5,618)	-	(164,697)
Proceed from disposal of property, plant and equipment	12	70	1,000	50
Decrease (Increase) in restricted cash		-	41,672	(12,800)
Interest received		-	1,791	705

Net cash generated from (used in) investing activities		(5,548)	44,463	(176,742)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of share capital	23	9,537	6,185	-
Dividend paid		-	-	(1,505)
New bank borrowings		-	-	48,813
Repayment of short-term loans		-	(40,076)	(94,816)

Net cash generated from (used in) financing activities		9,537	(33,891)	(47,508)

NET INCREASE IN CASH & EQUIVALENTS		1,943	1,887	(62,268)
CASH & EQUIVALENTS, BEGINNING OF YEAR		110	514	61,155
EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		275	(2,291)	1,627

CASH & EQUIVALENTS, END OF YEAR		2,328	110	514

The accompanying notes are an integral part of these consolidated financial statements.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2015, 2016 and 2017

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

On September 17, 2013, Fujian Province Hengdali Building Materials Co., Ltd. (“Fujian Hengdali”) was incorporated in Pingtan, Fujian Province, 100% owned by Hengda. Fujian Hengdali’s approved scope of business includes sales of building materials and interior and exterior decoration materials. Fujian Hengdali had no operations since the incorporation date, and in August 2017, the Company disposed of Fujian Hengdali for RMB0 to a third-party. A loss on disposal of RMB736,000 was recognized in other expenses for the year ended December 31, 2017 relating to this transaction.

On September 22, 2017, Success Winner incorporated a 100% owned subsidiary Vast Elite Limited (“Vast Elite”) in Hong Kong with an initial registered capital of HKD1. Vast Elite is engaged in the trading of building materials, but had no operations during the year ended December 31, 2017.

China Ceramics and its subsidiaries’ (the “Company”) corporate structure as of December 31, 2017 is as follows:

Name	Place and date of incorporation or establishment/ operations	Nominal value of issued ordinary share /registered capital		Percentage of equity attributable to the Company		Principal activities
				Direct	Indirect
Success Winner Limited	British Virgin Islands, May 29, 2009	US$	1	100	-	Investment holding

Stand Best Creation Limited	Hong Kong, January 17, 2008	HKD	10,000	-	100	Investment holding

Jinjiang Hengda Ceramics Co., Ltd. (note 1)	PRC, September 30, 1993	RMB	288,880,000	-	100	Manufacture and sale of ceramic tiles

Jiangxi Hengdali Ceramic Materials Co., Ltd. (note 1)	PRC, May 4, 2008	RMB	55,880,000	-	100	Manufacture and sale of ceramic tiles

Fujian Province Hengdali Building Materials Co., Ltd (note 2)	PRC, September 17,2013	RMB	1,000,000	-	100	Sale of building and decoration materials

Vast Elite Limited (note 1)	Hong Kong, September 22, 2017	HKD	1	-	100	Trading of building material

Note:

1. All The registered capital of Hengda, Hengdali, Fujian Hengdali and Vast Elite had been fully paid up.

2. Fujian Henngali was disposed in August 2017.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1	Basis of preparation

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

The consolidated financial statements were approved and authorized for issue by the Board of Directors on May 4, 2018.

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

The Company’s financial statements consolidate those of the Company and all of its subsidiaries as of December 31, 2017. Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Company has power, only substantive rights (held by the Company and other parties) are considered. All subsidiaries have a reporting date of December 31.

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

The financial statements are presented in RMB (to the nearest thousand), being the currency that best reflects the economic substance of the underlying events and circumstances relevant to the Company. The Company’s operations are conducted through the subsidiaries in the People’s Republic of China (“PRC”). The functional currency of these subsidiaries is Renminbi (“RMB”). The functional currency of China Ceramics is the United State dollars (US$).

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

The translation of certain RMB amounts as of and for the year ended December 31, 2017 into US$ is included in these financial statements solely for the convenience of readers and was made at the rate of RMB6.53 to US$1.00, which was based on the noon buying rate on December 31, 2017 in the City of New York cable transfers of RMB as certified for customers purposes by the Federal Reserve Bank of New York. Such translation should be construed as representation that RMB amounts could be converted, realized or settled into US$ at the rate stated above or at any other rate.

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

Investment properties are initially measured at historical cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured at their historical cost less any accumulated depreciation and any accumulated impairment losses.

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

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period in which the item is derecognized.

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

All the leases of the Company are operating leases for the years ended December 31, 2017, 2016 and 2015.

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

The following amendments to standards have been adopted by the Company for the first time for the financial year beginning on 1 January 2017. The application of the amendments to IFRSs in the current year has had no material impact on the Group's financial performance and positions for the current and prior years and/or on the disclosures set out in these consolidated financial statements.

IAS 7 (amendment) Disclosure initiative

IAS 12 (amendment) Recognition of deferred tax assets for unrealized losses

IFRS 12 (amendment) Clarification of disclosure requirement of interests in entities classified as held for sale.

3.2	Accounting standards issued but not yet effective

At the date of authorization of these financial statements, certain new standards, amendments and interpretations to existing standards have been published by the IASB but are not yet effective, and have not been adopted by the Company

IFRS 9	Financial Instruments[1]
IFRS 15	Revenue from Contracts with Customers[1]
IFRS 16	Leases[2]

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

The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the Standard introduces a 5-step approach to revenue recognition:

• Step 1: Identify the contract(s) with a customer

• Step 2: Identify the performance obligations in the contract

• Step 3: Determine the transaction price

• Step 4: Allocate the transaction price to the performance obligations in the contract

• Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e. when 'control' of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

Management has assessed the impact of the new standard on the Company’s financial statements and has concluded that adoption is not expected to have a significant impact on the recognition of the Company’s revenue.

IFRS 16 Lease

IFRS 16 will result in almost all leases being recognized on the statement of financial position, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases. The accounting for lessors will not be significantly changed. The standard will affect primarily the accounting for Company’s operating leases.

Management has just commenced its assessment and have not yet determined to what extent its commitments will result in the recognition of an asset and a liability for future payments and how this will affect the Company’s profit and classification of cash flows.

The new standard is mandatory for financial years commencing on or after 1 January 2019. The Company does not intend to adopt this standard before its effective date.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

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

Impairment loss recognized in respect of property, plant and equipment

As of December 31, 2017, the net carrying amount of property, plant and equipment was approximately RMB 87,316,000 (2016: RMB130,542,000). An impairment loss of approximately RMB33,653,000 recognized against the original carrying amount of property, plant and equipment. The impairment loss recognized for the years ended December 31, 2016 and 2015 was RMB209,919,000 and RMB 405,125,000, respectively. Determining whether property, plant and equipment are impaired requires an estimation of the recoverable amount of the property, plant and equipment. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of investment property

As of December 31, 2017, the net carrying amount of investment property was approximately RMB4,994,000 (2016: RMB6,791,000). An impairment loss of approximately RMB1,617,000 was recognized against the original carrying amount of investment property. The impairment loss recognized for the years ended December 31, 2016 and 2015 was approximately RMB10,920,000 and nil, respectively. Determining whether investment property are impaired requires an estimation of the recoverable amount of the investment property. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of land use rights

As of December 31, 2017, the net carrying amount of land use rights was approximately RMB4,364,000 (2016: RMB5,920,000). An impairment loss of approximately RMB1,413,000 was recognized against the original carrying amount of land use rights. The impairment loss recognized for the years ended December 31, 2016 and 2015 was RMB9,520,000 and RMB12,781,000, respectively. Determining whether land use rights are impaired requires an estimation of the recoverable amount of the land use rights. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Company to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. No impairment was made on goodwill for the year ended December 31, 2017. The impairment made on goodwill for the years ended December 31, 2016 and 2015 was nil and RMB3,735,000.

Income tax

The Company has exposure to income taxes in the PRC. Significant judgment is required in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The carrying amounts of the Company’s income tax payable as of December 31, 2017 and 2016 were RMB3,862,000 and RMB1,309,000, respectively.

Impairment of trade receivables

The Company’s management assesses the collectability of trade receivables. This estimate is based on the credit history of the Company’s customers and the current market conditions. Management assesses the collectability of trade receivables at the balance sheet dates and makes the provision, if any. The identification of doubtful debts requires the use of judgment and estimates. Judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness, past collection history of each customer and on-going dealings with them. Where the expectation is different from the original estimate, such difference will impact the carrying value of trade and other receivables and doubtful debts expenses in the period in which such estimate has been changed. The net carrying amounts of the Company’s trade receivables as of December 31, 2017 and 2016 were RMB 532,361,000 and RMB553,542,000, respectively.

Net realizable value of inventories

Net realizable value of inventories is the management’s estimation of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of a similar nature. It could change significantly as a result of various market factors. The net carrying amounts of the Company’s inventories as of December 31, 2017 and 2016 were RMB191,667,000 and RMB212,742,000, respectively.

Share-based payment transaction

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 26.

5.	REVENUE AND OTHER INCOME

Revenue comprises the fair value of the consideration received or receivable for the sale of goods. An analysis of the Company’s revenue and other income is as follows:

	For the years ended December 31,
	2017	2016	2015
	RMB’000	RMB’000	RMB’000
Revenue
Sale of goods	821,792	793,745	1,017,146
Other income
Interest income	32	1,791	707
Gain on disposal of fixed assets	70	-	-
Reversal of provision for litigation claim originally estimated under current liabilities	-	1,650	-
Rental income	14,151	11,792	-
	14,253	15,233	707

6.	FINANCE COSTS

Finance costs comprise interest expense on the Company’s bank borrowings:

	For the years ended December 31,
	2017	2016	2015
	RMB’000	RMB’000	RMB’000
Interest on bank borrowings	213	84	4,043

7.	REALIZED AND UNREALIZED FAIR VALUE (LOSS)/GAIN ON DERIVATIVE FINANCIAL INSTRUMENTS

	For the years ended December 31,
	2017	2016	2015
	RMB’000	RMB’000	RMB’0002
Realized and unrealized fair value (loss)/gain on derivative financial instruments (Note 29(d))	-	-	-

8.	LOSS BEFORE TAXATION

The Company’s loss before taxation is arrived at after charging:

	For the years ended December 31,
	2017	2016	2015
	RMB’000	RMB’000	RMB’000
Cost of inventories recognized as expense(1)	771,438	823,856	891,720
Depreciation expenses	15,371	44,583	67,976
Amortization of land use rights	143	369	669
Auditors’ remuneration
– Audit fees	320	2,800	905
– Audit-related fees	-	-	-
	320	2,800	905
Directors’ remuneration
– salaries and related cost	1,200	1,039	863
– retirement scheme contribution	9	9	9
– share-based payments	-	-	-
Key management personnel (other than directors)
– salaries and related cost	1,447	1,644	502
– retirement scheme contribution	23	17	11
– share-based payments	304	-	-
Research and development personnel
– salaries and related cost	936	1,056	1,145
– retirement scheme contribution	102	63	87
Other personnel
– salaries and related cost	55,526	52,247	54,839
– retirement scheme contribution	8,478	6,000	8,135
Total employee benefit expenses	68,025	62,075	65,591

(1)         Cost of inventories recognized as expense included staff costs of RMB48,857,000, RMB45,886,000 and RMB52,685,000, retirement scheme contribution of RMB6,984,000, RMB4,845,000 and RMB7,051,000, depreciation and amortization expense of RMB11,203,000, RMB37,545,000 and RMB67,732,000, operating lease charges of RMB13,902,000, RMB13,902,000 and RMB12,923,000, and reversal of write-down of inventories of RMB2,733,000 and write-down of inventories of RMB75,078,000 and RMB7,667,000 for the years ended December 31, 2017, 2016, and 2015, respectively, which amounts are also included in the respective total amounts disclosed separately for each of these types of expenses.

9.	INCOME TAX EXPENSE/(CREDIT)

	For the years ended December 31,
	2017	2016	2015
	RMB’000	RMB’000	RMB’000
Current Tax:
PRC Income Tax	5,185	2,166	24,983
Over-provision of PRC Income Tax in prior year	-	-	-
	5,185	2,166	24,983
Deferred tax expense	4,556	3,415	(1,730)
	9,741	5,581	23,253

Reconciliation between income tax expense (credit) and (loss) profit before taxation at applicable tax rates is as follows:

	For the years ended December 31,
	2017 RMB’000	2016 RMB’000	2015 RMB’000
Loss before taxation	(78,285)	(316,221)	(339,159)
Tax calculated at a tax rate of 25%	(19,571)	(79,055)	(84,790)
Tax effect on non-deductible expenses	-	30	992
Tax effect on non-taxable income	-	-	-
Tax effect on different tax rates of group entities operating in other jurisdictions	218	3,840	1,641
Impairment losses on property, plant and equipment, and investment property that are not tax deductible	8,817	55,210	101,281
Impairment losses on land use right that are not tax deductible	353	2,380	3,195
Impairment losses on goodwill that are not tax deductible	-	-	934
Inventory provision that are not tax deductible	(683)	23,176	-
Bad debt allowance that are not tax deductible	6,232	-	-
Depreciation and amortization adjustments that are not tax deductible	(15,617)	-	-
Income tax refund that are not expected to receive	24,270	-	-
Net operating losses not recognized to deferred tax assets	5,722	-	-
Tax per financial statements	9,741	5,581	23,253

British Virgin Islands Profits Tax

The Company has not been subject to any taxation in this jurisdiction for the years ended December 31, 2017, 2016 and 2015.

Hong Kong Profits Tax

The subsidiary in Hong Kong is subject to tax charged on Hong Kong sourced income with a statutory tax rate of 16.5% for the years ended December 31, 2017, 2016 and 2015. No Hong Kong profits tax has been provided as the Company has no assessable profit arising in Hong Kong for the years ended December 31, 2017, 2016 and 2015.

PRC Income Tax

The subsidiaries in the PRC are subject to the enterprise income tax in accordance with “PRC Enterprise Income Tax Law” (“EIT Law”), and the applicable income tax rate for the years ended December 31, 2017, 2016 and 2015 is 25%.

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

Deferred tax (assets)/liabilities recognized in the consolidated statements of financial position and the movements during the years are as follows:

	Dividend withholding	Inventory	Impairment	Bad debt	Net operating	Depreciation and
Deferred tax arising from:	tax	provision	loss	allowance	loss	amortization	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2015	1,404	(7,459)	-	-	(1,377)	982	(6,450)
Charges/(credits) for the year	-	(1,916)	-	-	1,377	(1,191)	(1,730)
As of December 31, 2015	1,404	(9,375)	-	-	-	(209)	(8,180)
Charges/(credits) for the year	(1,404)	4,610	-	-	-	209	3,415
As of December 31, 2016	-	(4,765)	-	-	-	-	(4,765)
Charges/(credits) for the year	-	4,765	--	-	-	(209)	4,556
As of December 31, 2017	-	-	--	-	-	(209)	(209)

Hengda and Hengdali, the Company’s PRC subsidiaries, have cumulative undistributed earnings of RMB380,109,000, RMB409,816,000 and RMB743,901,000, as of December 31, 2017, 2016 and 2015, which are included in consolidated retained earnings. Deferred tax liabilities of RMB nil, RMB nil and RMB1,404,000 have been recognized to the extent of distributable profits earned by Hengda as of December 31, 2017, 2016 and 2015. No provision has been made for deferred taxes related to future repatriation of the remaining earnings, as the Company controls the dividend policy of these PRC subsidiaries and it has been determined that it is probable that these profits will not be distributed in the foreseeable future. If the Company were to distribute these cumulated earnings in the foreseeable future, the deferred tax liabilities of RMB19,005,000, RMB20,491,000 and RMB37,195,000 would be recognized as of December 31, 2017, 2016 and 2015, respectively.

For the purpose of presentation in the consolidated statements of financial position, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances in the consolidated statements of financial position for financial presentation purposes:

	As of December 31,
	2017 RMB’000	2016 RMB’000
Deferred tax assets	(209)	(4,765)
Deferred tax liabilities	-	-
	(209)	(4,765)

10.	LOSS PER SHARE

	For the years ended December 31,
	2017	2016	2015
Loss attributable to holders of ordinary shares (RMB’000):	(88,026)	(321,802)	(362,412)

Weighted average number of ordinary shares outstanding used in computing basic and diluted (loss)/earnings per share	3,339,487	2,761,998	2,553,855

Loss per share - basic (RMB)	(26.36)	(116.51)	(141.91)
Loss per share - diluted (RMB)	(26.36)	(116.51)	(141.91)

Warrants to purchase common stock are not included in the diluted loss per share calculations when their effect is antidilutive. For the year ended December 31, 2017, about 178,571 of potential common stock related to outstanding warrants and stock options were excluded from the calculation of diluted net loss per share as such shares are antidilutive when there is a loss. There were 178,571  and 0 shares for the years ended December 31, 2016 and 2015.

The 2015 weighted average shares used to compute basic and diluted EPS were retroactively restated to reflect the 8:1 reverse split made in June 28, 2016.

11.	GOODWILL

	As of December 31,
	2017	2016
	RMB’000	RMB’000

Carrying amount	3,735	3,735
Accumulated impairment losses	(3,735)	(3,735)
	-	-

On January 8, 2010, the Company consummated the acquisition of all voting equity interests of Hengdali (which is considered to be a CGU), and the excess of the consideration transferred over the fair value of the identifiable net assets acquired is recorded as goodwill (Note 26).

The Company performs a goodwill impairment test in year 2015 and was fully impaired at that time. At the end of the reporting period, the Company assessed the recoverable amount of goodwill, and determined that no further impairment of goodwill was required for the 2016 year-end because it was written down to zero in 2015. The impairment loss on goodwill recognized during the year ended December 31, 2015 was RMB3,735,000.

12.	PROPERTY, PLANT AND EQUIPMENT

	Buildings RMB'000	Plant and machinery RMB'000	Motor vehicles RMB'000	Office equipment RMB'000	Total RMB'000
Cost
At January 1,2016	382,011	779,410	4,915	1,829	1,168,165
Additions	-	-	-	-	-
Disposals	-	(34,052)	-	(5)	(34,057)
Transfer to investment property	(37,253)	-	-	-	(37,253)
At December 31,2016	344,758	745,358	4,915	1,824	1,096,855
Additions	4,872	684	-	62	5,618
Disposals	-	-	(690)	-	(690)
At December 31, 2017	349,630	746,042	4,225	1,886	1,101,783

Accumulated depreciation
At January 1, 2016	42,609	305,132	4,061	1,383	353,185
Depreciation charge	5,236	39,102	125	120	44,583
Disposals	-	(18,280)	-	(5)	(18,285)
Transfer to investment property	(1,570)	-	-	-	(1,570)
At December 31,2016	46,275	325,954	4,186	1,498	377,913
Depreciation charge	1,759	13,374	38	20	15,191
Disposals	-	-	(504)	-	(504)
At December 31, 2017	48,034	339,328	3,720	1,518	392,600

Impairment
At January 1, 2016	168,717	235,763	425	220	405,125
Impairment losses recognized in profit or loss	102,012	118,575	188	65	220,840
Disposals	-	(8,674)	-	-	(8,674)
Transfer to investment property	(28,891)	-	-	-	(28,891)
At December 31,2016	241,838	345,664	613	285	588,400
Impairment losses recognized in profit or loss	18,230	15,398	19	6	33,653
Disposals	-	-	(186)	-	(186)
At December 31, 2017	260,068	361,062	446	291	621,867

Carrying amount
At December 31, 2016	56,645	73,740	116	41	130,542
At December 31, 2017	41,528	45,652	59	77	87,316

All property, plant and equipment held by the Company are located in the PRC. The Company’s buildings are situated on land under medium-term land use rights.

For the buildings owned collectively by the Company and other three unrelated companies, the cost of buildings are stated according to the amounts paid by the Company for its part of buildings, which represent the Company’s interests in the buildings. Buildings are depreciated over their expected useful lives of 40 years. These buildings’ cost was RMB2,913,000, and accumulated depreciation of RMB1,226,000 and RMB1,226,000 as of December 31, 2017 and 2016, respectively, and an impairment allocation of RMB1,687,000 and RMB1,687,000  as of December 31, 2017 and 2016, respectively. These buildings with a carrying value of approximately RMB2,200,000 were pledged to secure the Company’s interest-bearing bank borrowings at December 31, 2015 (Note 22).  No property, plant and equipment was pledged to secure the Company interest-bearing bank borrowings at December 31, 2017 and 2016.

At the end of the reporting period, the Company assessed the recoverable amount of property, plant and equipment, and determined that carrying amount was impaired by RMB33,653,000 (2016: 209,919,000).

Loss (gain) on disposal of property, plant and equipment in 2017, 2016 and 2015 was RMB(70,000) gain, RMB6,246,000 loss, and RMB109,000 loss, respectively.

13.	INVESTMENT PROPERTY

	2017	2016
	RMB’000	RMB’000
Cost
At December 31, 2017 and 2016	37,253	37,253

Accumulated depreciation
As of beginning of the year	(1,570)	-
Transfer from property, plant and equipment	-	(1,101)
Depreciation for the year	(180)	(469)
As of end of the year	(1,750)	(1,570)

Impairment for the year
As of beginning of the year	(28,892)	-
Transfer from property, plant and equipment	-	(17,972)
Impairment losses recognized in profit or loss transferred from property, plant and equipment	(1,617)	(10,920)
As of end of the year	(30,509)	(28,892)

Carrying amount
At December 31, 2017 and 2016	4,994	6,791

The fair value of this investment property, which is the estimation of the depreciated replacement cost, as of December 31, 2017 was RMB36,300,000.

At the end of the reporting period, the Company assessed the recoverable amount of investment property, and determined that carrying amount was impaired by RMB1,617,000 (2016: 10,920,000).

14.	LAND USE RIGHTS

The Company’s land use rights are under medium-term leases in the PRC, and are analyzed for reporting purposes as follows:

	2017	2016
	RMB’000	RMB’000
Cost
At December 31, 2017 and 2016	32,619	32,619
Accumulated amortization
At beginning of the year	(4,398)	(4,029)
Amortization	(143)	(369)
At end of the year	(4,541)	(4,398)

Impairment
At beginning of the year	(22,301)	(12,781)
Impairment for the year	(1,413)	(9,520)

At end of the year	(23,714)	(22,301)

Carrying amount
At December 31, 2017 and 2016	4,364	5,920

No land use rights of the Company were pledged to the banks as securities for the Company’s interest-bearing bank borrowings at December 31, 2017 and 2016. All the land use rights of the Company were pledged to the banks as securities for the Company’s interest-bearing bank borrowings at December 31, 2015 (Note 22). At the end of the reporting period, the Company assessed the recoverable amount of land use right, and determined that carrying amount was impaired by RMB1,413,000 (2016: 9,520,000).

15.	LONG-TERM PREPAID EXPENSES

	As of December 31,
	2017	2016
	RMB’000	RMB’000
Prepaid advertising fees	-	1,494

The amount represents the advertising fees paid in advance covering periods over one year.

16.	INVENTORIES

	As of December 31,
	2017	2016
	RMB’000	RMB’000
Raw materials	20,896	21,909
Work in progress	5,206	5,657
Finished goods	165,565	185,176
	191,667	212,742

The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	For the years ended December 31,
	2017	2016	2015
	RMB’000	RMB’000	RMB’000
Carrying amount of inventories sold	774,171	748,778	884,053
(Reversal of) write down of inventories (included in cost of sales)	(2,733)	75,078	7,667
	771,438	823,856	891,720

Write down of inventories (included in administrative expenses)	-	-	-

17.	TRADE RECEIVABLES

	As of December 31,
	2017	2016
	RMB’000	RMB’000
Trade receivables	627,865	577,482
Less: provision for bad debt allowance	(95,504)	(23,940)
	532,361	553,542

The Company’s trade receivables are denominated in Renminbi and non-interest bearing. In 2011, the credit period granted to distributors was generally for a period within 90 days. Since the end of 2012, the Company had extended the collection period to 150 days to address funding pressures of its distributors. Other customers were granted a credit period of 90 days in the years ended December 31, 2013, and extended to 120 days in the year ended December 2016 and 2017. As of December 31, 2017 and 2016, the Company accrued RMB95,504,000 and RMB23,940,000, respectively,  as a provision for bad debt related to the amount of outstanding trade receivables that did not conform with the Company’s credit policy.

All of the trade receivables are expected to be recovered within one year. An aging analysis of the Company's trade receivables, based on the invoice date, is as follows:

	As of December 31,
	2017	2016
	RMB’000	RMB’000
Within 90 days	246,441	236,251
Between 3 and 6 months	275,329	268,577
More than 6 months	10,591	48,714
	532,361	553,542

An aging analysis of trade receivables that were neither past due nor impaired or past due but not impaired, is as follows:

		Past due but not impaired
	Neither past due nor impaired	Less than 30 days	31 to 120 days	Over 120 days	Sub-total	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
December 31, 2016	504,828	39,289	9,425	-	-	553,542
December 31, 2017	521,770	10,591	-	-	-	532,361

Receivables that were neither past due nor impaired relate to a large number of customers for whom there was no recent history of default. All amounts are short-term. The Company does not hold any collateral over these receivables.

The net carrying value of trade receivables is considered a reasonable approximation of fair value.

As of December 31, 2017, the Company is exposed to certain credit risks as 13% and 43% of the total trade receivables were due from the Company's largest and the five largest customers, respectively.

As of December 31, 2016, the Company is exposed to certain credit risks as 8% and 26% of the total trade receivables were due from the Company's largest and the five largest customers, respectively.

18.	OTHER RECEIVABLES AND PREPAYMENTS

	As of December 31,
	2017	2016
	RMB’000	RMB’000
Prepayments	2,152	2,682
VAT recoverable	-	6,172
	2,152	8,854

All of the other receivables and prepayments are expected to be recovered or recognized as expense within one year. The net carrying value of these balances is considered a reasonable approximation of fair value.

19.	CASH AND BANK BALANCES

	As of December 31,
	2017	2016
	RMB’000	RMB’000
Cash on hand	42	65
Cash at banks	2,286	45
Cash and bank balances	2,328	110

Cash and bank balances are denominated in the following currencies:

	As of December 31,
	2017	2016
	RMB’000	RMB’000
Renminbi	171	105
Hong Kong dollars	6	-
US dollars	2,151	5
	2,328	110

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

As of December 31, 2017, the Company has restricted cash of nil (2016: nil), of which nil (2016: nil) was used as collateral for the Company’s bank borrowings (Note 22), and nil was used as collateral for the Company’s financial derivatives (2016: nil). They were temporarily not available for general use by the Company.

20.	TRADE PAYABLES

	As of December 31,
	2017	2016
	RMB’000	RMB’000
Trade payables	61,084	84,257

Trade payables are denominated in Renminbi, non-interest bearing and generally settled within 120-day terms. All of the trade payables are expected to be settled within one year. The carrying value of trade payables is considered to be a reasonable approximation of fair value.

21.	ACCRUED LIABILITIES AND OTHER PAYABLES

	As of December 31,
	2017	2016
	RMB’000	RMB’000
Deposits received from distributors	17,200	18,600
VAT payables	-	1,054
Accrued salary	3,804	5,493
Accrued rent, electricity and water	3,641	4,848
Accrued other taxes	1,728	2,303
Others	3,346	5,342
	29,719	37,640

Accrued liabilities and other payables are denominated in the following currencies:

	As of December 31,
	2017	2016
	RMB’000	RMB’000
Renminbi	29,696	34,790
US dollars	23	2,850
	29,719	37,640

Deposits received represent deposits from the Company’s distributors. The Company usually requests a deposit from RMB400,000 to RMB1,000,000 from new distributors upon signing a distributorship agreement as security for the performance of their obligations under the distributorship agreement.

Accrued liabilities consist mainly of accrued rental, wages and utility expenses.

The carrying value of accrued liabilities and other payables is considered to be a reasonable approximation of fair value.

22.	INTEREST- BEARING BANK BORROWINGS (SECURED)

As of December 31,
	2017	2016
	RMB’000	RMB’000
Short-term bank borrowings - repayable within one year – shown under current liabilities	-	-
Long-term bank borrowings - repayable more than one year but not more than 5 years - shown under non-current liabilities	-	-
	-	-

Bank borrowings are denominated in the following currencies:

As of December 31,
	2017	2016
	RMB’000	RMB’000
Renminbi	-	-
US dollars	-	-
	-	-

The exposure of the Company’s loans is as follows:

As of December 31,
	2017		2016
	Effective interest rates %	RMB’000	Effective interest rates %	RMB’000
Fixed rate borrowings:		-		-
Variable rate borrowings:	-%	-	-%	-
		-		-

All of the Company’s bank borrowings are carried at amortized cost. The carrying values of the Company’s bank borrowings approximate their fair value.

The Company’s banking facilities were pledged by bank deposits (Note 19), the Company’s buildings and land use rights (Notes 12 and 14), land use rights of third parties, and guaranteed by related parties (Note 28), a subsidiary of the Company and third parties. As of December 31, 2017 and 2016, such banking facilities were utilized to the extent of nil.

As of the end of the reporting periods, the Company has the following undrawn bank borrowing facilities:

	As of December 31,
	2017	2016
	RMB’000	RMB’000
Variable-rate - expiring within one year	-	-

23.	SHARE CAPITAL

	As of December 31,
	2017		2016
	Number	US$	Number	US$
	of shares	‘000	of shares	‘000
Authorized:
Ordinary shares of US$0.008 each
At January 1 and December 31	51,000,000	400	5,000,000	400

	As of December 31,
	2017			2016
	Number	RMB		Number	RMB
	of shares	‘000		of shares	‘000
Issued:	3,851,485	206		2,820,939	151
Outstanding and fully paid:
Ordinary shares of US$0.008 each
At January 1	2,820,939	151		2,565,136	137
Issuance of new shares	1,003,152	53		255,803	14
Equity compensation	27,394	2		-	-
At December 31	3,851,485	206	(2)	2,820,939	151	(1)

(1) Equivalent to US$22,000

(2) Equivalent to US$31,000

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

In connection with the Offering, the Company issued 1,428,571 shares at the price of US$0.63 per share, with each share coupled with a Class A Warrant (1,428,571 Class A Warrants in the aggregate) to purchase one share and a Class B Warrant (1,428,571 Class B Warrants in the aggregate) to purchase one share. The shares, the Class A Warrants and the Class B Warrants were sold as units, but were issued separately. The Class A Warrants have an exercise price of US $0.63 per share and the Class B Warrants have an exercise price of $0.78 per share. The Class A Warrants are exercisable on or after the date of issuance and will terminate on the six-month anniversary of the date of issuance. The Class B Warrants are exercisable on or after the date of issuance and will terminate on the five-year anniversary of the date of issuance.

Dawson James Securities, Inc. acted as the Company’s exclusive placement agent, on a best efforts basis, in connection with the Offering. Pursuant to the terms and provisions of the Placement Agency Agreement by and between the Company and the Placement Agent, dated as of February 3, 2016 (the “PAA”), the Company paid the Placement Agent a cash placement fee equal to 8% of the gross proceeds of the Offering, or $71,999, plus a non-accountable expense allowance equal to $25,000. The Placement Agent also received five-year warrants (the “Compensation Warrants”) to purchase up to a number of shares equal to 8% of the aggregate number of shares sold in the Offering, or 114,286 shares. The Compensation Warrants have substantially the same terms as the Class B Warrants in the Offering, except that such Compensation Warrants have an exercise price of US$0.78 (125% of the public offering price per share) and terminate on the five year anniversary of the effective date of this offering.

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

On April 3, 2017, the Company, pursuant to a securities purchase agreement, between the Company and an institutional accredited investor, completed a registered offering of US$631,579 principal amount of its 5% original issue discount convertible promissory note due January 3, 2018 for the purchase price of US$600,000. At its option, the holder of the Note may convert the Note into the right to acquire shares of the Company at any time prior to the Maturity Date at the conversion price which is equal to 85% of the volume weighed average price (VWAP) per share over the five (5) trading day period prior to each conversion of the Note, subject to $1.00 per share floor price and other conversion limitations to ensure compliance with the Nasdaq Stock Exchange and other applicable laws, rules and regulations. Right after the issuance of the convertible promissory note, from April 4, 2017 through May 23, 2017, the investors converted this note into 369,626 common shares at the conversion price ranging from US$1.1828 – US$1.9355 per share.

On July 18, 2017, the Company completed a private place for proceeds of US$861,595 by issuing 633,526 shares at US$1.36 per share.

From August to December 2017, the Company issued aggregate of 27,394 shares to its Chief Financial Officer as stock compensation expense. The fair value of 27,394 shares was RMB294,000.

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

The share-based payment reserve also represents the equity-settled share options granted to employees (Note 26). The reserve is made up of the cumulative value of services received from employees recorded over the vesting period commencing from the grant date of equity-settled share options, and is reduced by the expiry or exercise of the share options.

The share-based payment reserve also represents the shares issued to its senior officers as stock compensation expense.

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

At the time that each of the foreign currency transaction agreements was established with the financial institution, the Company was required to deposit monies with the financial institution. RMB6.7 million of a total of RMB 15.6 million in deposits were funded on behalf of the Company by Wong Kung Tok (who is the brother-in-law of the Company’s Chief Executive Officer) at the request of the Chief Executive Officer, and were included in a total of RMB40.2 million in loans owed by the Company to Wong Kung Tok as of July 9, 2014. In connection with the Novation discussed above, the Company’s Chief Executive Officer, Sound Treasure Limited and Wong Kung Tok entered into an agreement with the Company (the “Offset Agreement”) pursuant to which loans totaling RMB 20.7 million owed by the Company to Wong Kung Tok as of the date of the Offset Agreement were transferred to Sound Treasure Limited and then were forgiven by Sound Treasure Limited; and in return the Company agreed to forego any claim to RMB15.6 million in deposits under the foreign currency transaction agreements which were transferred to Sound Treasure Limited pursuant to the Novation. As a result of these transactions, Sound Treasure Limited released the Company from liabilities aggregating RMB76.8 million and the Company transferred ownership of RMB15.6 million in deposits held at the financial institution from the Company to Sound Treasure Limited. Except as disclosed above, neither the Company’s Chief Executive Officer nor any affiliate of the Chief Executive Officer received any remuneration for agreeing to assume the foreign currency transaction agreements. The material terms of the Novation and the Sound Treasure Agreement were reviewed and approved by the Audit Committee of the Company. As a result of the Novation and the Offset Agreement, approximately RMB76.8 million in liabilities on the Company’s books were extinguished in 2014 and the Capital Reserve account was increased by approximately RMB61.3 million.

25.	DIVIDENDS

The Company paid a cash dividend of US$0.10 (equivalent to RMB0.61) per share each on July 13, 2013 and January 14, 2014, respectively, to its shareholders which totaled in aggregate US$ 4.1 million (equivalent to RMB 24.9 million gross, RMB23.66 million net of 5% PRC withholding tax (Note 9)).

The Company paid a cash dividend of US$0.0125 (equivalent to RMB0.08) per share each on July 14, 2014 and January 14, 2015, respectively, to its shareholders which totaled in aggregate US$0.5 million (equivalent to RMB 3.2 million gross, RMB3.01 million net of 5% PRC withholding tax (Note 9)).

26.	SHARE-BASED EMPLOYEE REMUNERATION

(a) Employee option plan

At the annual meeting on December 27, 2010, the shareholders of the Company approved the 2010 Incentive Compensation Plan (“the 2010 Plan”), which was designed to retain directors and senior management. In accordance with the Plan, the Company granted an aggregate of 1,130,000 stock options to the Company’s then directors (Huang Jia Dong, Su Wei Feng, Su Pei Zhi, Paul K. Kelly, Cheng Yan Davis, Ding Wei Dong and William L. Stulginsky) and executives (Hen Man Edmund), upon the approval by the Board of Directors on January 27, 2011, the grant date. The exercise price of the share options granted was US$ 7.65 per share and the share options were valid for a period of 5 years from January 27, 2011 to January 27, 2016. Such options were fully exercisable as of December 31, 2015. Such options terminated on January 27, 2016.

Share options and weighted average exercise prices are as follows for the reporting periods presented:

	Number of shares	Weighted average exercise price US$
Outstanding at January 1, 2013	1,130,000	7.65
Granted	-	-
Forfeited	(20,000)	7.65
Exercised	-	-
Outstanding at December 31, 2013 and 2014	1,110,000	7.65
Exercisable at December 31, 2013	832,500	7.65
Exercisable at December 31, 2014	1,110,000	7.65
Exercisable at December 31, 2015	1,110,000	7.65
Exercisable at December 31, 2016	-	-
Exercisable at December 31, 2017	-	-

The total fair value of the share options granted under the 2010 Plan is RMB25,643,000. The fair values of options granted were determined using a variation of the Black-Scholes Option Pricing Model that takes into account factors specific to the share incentive plans, such as the vesting period. The following principal assumptions were used in the valuation:

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

(b) Employee share scheme

The Board of Directors duly adopted and approved the 2017 Equity Compensation Plan (“the 2017 Plan”) on May 21, 2017. The purpose of the 2017 Plan was to attract and retain outstanding individuals as Employees, Directors and Consultants of the Company and its Subsidiaries, to recognize the contributions made to the Company and its Subsidiaries by Employees, Directors and Consultants, and to provide such Employees, Directors and Consultants with additional incentive to expand and improve the profits and achieve the objectives of the Company and its Subsidiaries, by providing such Employees, Directors and Consultants with the opportunity to acquire or increase their proprietary interest in the Company through receipt of Awards.

The Board, in its sole discretion, shall determine the Employees, Consultants and Directors to whom, and the time or times at which Awards will be granted, the form and amount of each Award, the expiration date of each Award, the time or times within which the Awards may be exercised, the cancellation of the Awards and the other limitations, restrictions, terms and conditions applicable to the grant of the Awards. To the extent permitted by applicable law, regulation, and rules of a stock exchange on which the Ordinary Shares are listed or traded, the Board may delegate its authority to grant Awards to Employees or Consultants and to determine the terms and conditions thereof to its standing committee, e.g., Compensation Committee, as it may determine in its discretion, on such terms and conditions as it may impose.

The total number of shares that may be issued under the 2017 Plan was 280,000. Such shares may be either be authorized but unissued shares or treasury shares. In the event of any reorganization, recapitalization, share split, distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the Company or any similar corporate transaction, the Board shall make such adjustments as it deems appropriate, in its sole discretion, to preserve the benefits or intended benefits of the 2017 Plan and Awards granted under the 2017 Plan.

The number of shares issued to Employees, Directors and Consultants is the offer amount divided by the Fair Market Value, meaning (i) if the principal trading market for the Ordinary Shares is the NASDAQ Capital Market or another national securities exchange, the “closing transaction” price at which shares of Ordinary Shares are traded on such securities exchange on the relevant date or (if there were no trades on that date) the latest preceding date upon which a sale was reported, (ii) if the Ordinary Shares is not principally traded on a national securities exchange, but is quoted on the NASD OTC Bulletin Board (“OTCBB”) or the Pink Sheets, the last reported “closing transaction” price of Ordinary Shares on the relevant date, as reported by the OTCBB or Pink Sheets, or, if not so reported, as reported in a customary financial reporting service, as the Committee determines, or (iii) if the Ordinary Shares is not publicly traded or, if publicly traded, is not subject to reported closing transaction prices as set forth above, the Fair Market Value per share shall be as determined by the Board.

From August to December 2017, the Company issued aggregate of 27,394 shares to its Chief Financial Officer as stock compensation expense. The fair value of 27,394 shares was RMB294,000.

For the years ended December 31, 2017, 2016 and 2015, employee remuneration expense (all of which related to equity-settled share-based payment transactions) of RMB294,000, RMB nil and RMB nil, respectively, has been included in profit or loss and credited to the share-based payment reserve.

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

28.	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Apart from those discussed elsewhere in these financial statements, the following are significant related party transactions entered into between the Company and its related parties at agreed rates:

	For the years ended December 31,
	2017	2016	2015
	RMB’000	RMB’000	RMB’000
Service fees paid to Stuart Management Co.	81	81	76

	2017	2016
	RMB’000	RMB’000
Amounts owed to related parties	36,017	35,626
Service fees accrued to Stuart Management Co.	-	7
	36,017	35,633

Pursuant to an administrative services agreement dated as of December 1, 2009 between the Company and Stuart Management Co., an affiliate of Paul K. Kelly, an ex-director who resigned on Nov 27, 2013, the Company paid US$ 12,000 (equivalent to RMB 81,000) during the year ended December 31, 2017 and 2016 plus out-of-pocket expenses to Stuart Management Co. for administrative services. The initial one-year term began on December 1, 2009, and the agreement automatically renews for successive one-year terms unless either party notifies the other of its intent not to renew. During the term of the agreement, Stuart Management Co. will provide the Company with general administrative services, including acting as the Company’s administrative agent in the United States and the British Virgin Islands, and allow the Company to utilize certain of its office space for meetings. The agreement was renewed to reduce the amount to US$ 4,900 (equivalent to RMB 30,000) a month in December 2013. The amount was further reduced to US$ 1,000 (equivalent to RMB 6,000) a month commencing October 2014.

The Company owed Stuart Management Co. US$0 and US$1,000 (equivalent to RMB7,000) as of December 31, 2017 and 2016, respectively.

Mr. Huang Jia Dong, the founder and Chairman of Hengda and the Chief Executive Officer and one of the directors of the Company and Mr. Wong Kung Tok, formerly one of the Company’s significant shareholders, provide working capital loans to the Company from time to time during the normal course of its business. These loans amounted to RMB34,928,000 and RMB34,469,000 as of December 31, 2017 and 2016, respectively. These loans are interest free, unsecured and repayable on demand. Mr. Huang and Mr. Wong are brothers-in-law. Mr. Huang and Mr. Wong are brothers-in-law.

As of December 31, 2017, the Company had a loan of US$167,000 (equivalent to RMB 1,089,000) (2016: US$ 167,000 (equivalent to RMB 1,157,000)) payable to Sound Treasure Limited, an affiliate of Mr. Huang Jia Dong and a shareholder of the Company. This loan is interest free, unsecured and repayable on demand.

(b)	Mr. Huang Jia Dong and Su Pei Zhi provide personal guarantees to the Company for certain bank loans. The guarantees amounted to RMB nil, RMB nil and RMB90,000,000 as of December 31, 2017, 2016 and 2015, respectively. Mr. Su resigned as a director on April 27, 2014 but remains as the Company’s sales deputy general manager.

29.	COMMITMENTS

(a)	Operating lease commitments

The Company leases production factories, warehouses and employees’ hostel from unrelated parties under non-cancellable operating lease arrangements. The leases have varying terms and the total future minimum lease payments of the Company under non-cancellable operating leases are payable as follows:

	As of December 31,
	2017	2016	2015
	RMB’000	RMB’000	RMB’000
Within one year	13,902	13,902	13,902
After one year and within five years	19,694	33,596	47,499
	33,596	47,498	61,401

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

The Company’s capital expenditures consist of expenditures on property, plant and equipment and capital contribution. Capital expenditures contracted for at the balance sheet date but not recognized in the financial statements are as follows:

As of December 31,
	2017	2016	2015
	RMB’000	RMB’000	RMB’000
Contracted for capital commitment in respect of capital contribution to its wholly foreign owned subsidiary in the PRC:
– Hengda	-	-	-
Contracted but not provided for in the financial statements – acquisition of property, plant and equipment	-	-	-

(c)	Other commitments

The Company had the following other commitments:

	Year ended December 31,
	2017	2016	2015
	RMB’000	RMB’000	RMB’000
Advertising expenditure contracted but not provided for in the financial statements	1,670	3,830	5,584

30.	FINANCIAL RISK MANAGEMENT

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

The Company’s concentration of credit risk by geographical location is wholly in the PRC as of December 31, 2017 and 2016. Further details of the Company’s concentration of credit risk are set out in Note 17.

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

	As of December 31, 2017
		More than 1	Total contractual
		year but less	undiscounted	Carrying
	Within 1 year	than 3 years	cash flow	amount
	RMB’000	RMB’000	RMB’000	RMB’000
Trade payables	61,084	-	61,084	61,084
Amounts owed to related parties	36,017		36,017	36,017
Interest-bearing bank borrowings	-	-	-	-
Total	97,101	-	97,101	97,101

	As of December 31, 2016
		More than 1	Total contractual
		year but less	undiscounted	Carrying
	Within 1 year	than 3 years	cash flow	amount
	RMB’000	RMB’000	RMB’000	RMB’000
Trade payables	84,257	-	84,257	84,257
Amounts owed to related parties	35,626		35,626	35,626
Interest-bearing bank borrowings	-	-	-	-
Total	119,883	-	119,883	119,883

(c)	Interest rate risk

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

At December 31, 2017 and 2016, the company has paid off all its loan. Thus was no variable-rate risk.

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

As of December 31, 2017 and 2016, nearly all of the Company’s monetary assets and monetary liabilities were denominated in RMB except that as of December 31, 2017 and 2016, certain bank balances (Note 19), bank borrowings (Note 22) and other payables (Note 21) were denominated in US dollars.

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

	As of December 31,
	2017	2016	2015
	RMB’000	RMB’000	RMB’000
Loss before taxation	86	8	3

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Company which expose the Company to foreign currency risk at the end of the reporting period. The stated changes represent management’s assessment of reasonably possible changes in foreign exchange rates over the period until the end of next annual reporting period. The analysis is performed on the same basis for 2016 and 2015.

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

There were no transfers between instrument levels during the years ended December 31, 2017 and 2016.

As of December 31, 2017 and 2016 there were no other financial instruments measured on a recurring basis.

(ii) Financial assets and liabilities measured at other than fair value

The carrying amounts of the Company’s other financial instruments carried at cost or amortized cost approximate their fair values as of December 31, 2017 and 2016.

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

The Company is not subject to externally imposed capital requirements, except for, as disclosed in Note 23(a), the Company’s PRC subsidiaries are required by the Foreign Enterprise Law of the PRC to contribute to and maintain a non-distributable statutory reserve fund whose utilization is subject to approval by the Board of Directors. This externally imposed capital requirement has been complied with by the PRC subsidiaries for the years ended December 31, 2017, 2016 and 2015.

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

	As of December 31,
	2017	2016
	RMB’000	RMB’000
Interest-bearing bank borrowings	-	-
Amounts owed to related parties	36,017	35,626
Total debt	36,017	35,626
Less: Cash and cash equivalents (excluding restricted bank balances)	(2,328)	(110)
Net debts	33,689	35,516
Equity attributable to shareholders of the Company	694,530	772,298
Gearing ratio	4.9%	4.6%

32.	SUBSEQUENT EVENTS

On April 19, 2018, the Company entered into a security agreement with certain individual investors relating to a registered direct offering of an aggregate of 770,299 shares, at a purchase price of $1.56 per share. The gross proceeds from the offering, before deducting estimated offering expense, are expected to be approximately $1.2 million. The proceeds from the offering will be used for working capital and general corporate purpose. There were no discounts or brokerage fees associated with this offering. Please also refer to the Form 6-K filed to the SEC on April 20, 2018.

