Form 20-F
period 2018-12-31
China Ceramics Co., Ltd
filed 2019-04-30
CIK 1470683

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018.

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

None.

On April 25, 2019, the issuer had 6,011,885 shares outstanding.

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

Yes ☒             No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☐             No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

All references to “Renminbi,” “RMB” or “yuan” are to the legal currency of the People’s Republic of China, and all references to “U.S. dollars,” “dollars,” “$” are to the legal currency of the United States. This Report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 26, 2019, the buying rate announced by the Federal Reserve Statistical Release was RMB 6.7282 to $1.00.

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

The following selected consolidated financial data as of and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 have been derived from the audited consolidated financial statements of China Ceramics included in this Annual Report. This information is only a summary and should be read together with the consolidated financial statements, the related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of China Ceramics” and other financial information included in this Annual Report.

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

CHINA CERAMICS CO., LTD. AND SUBSIDIARIES

Selected Consolidated Financial Data

(RMB in Thousands except per Share and Operating Data)

	As of December 31
	2018	2017	2016	2015	2014
Consolidated Statements of Financial Position Data
Cash and cash equivalents	9,016	2,328	110	514	61,155
Total current assets	366,895	728,535	781,769	877,772	972,893
Total assets	366,941	825,418	931,281	1,313,020	1,733,563
Total current liabilities	90,923	130,682	158,832	224,776	284,535
Long-term obligations	-	-	-	1,404	1,404
Total liabilities	90,923	130,682	158,832	226,180	285,939
Total equity	276,018	694,736	772,449	1,086,840	1,447,624
Outstanding shares	5,678,703	3,851,485	2,820,939	2,565,136	2,565,136

	For the years ended December 31,
	2018	2017	2016	2015	2014
Consolidated Statement of Comprehensive Income Data
Revenues	498,189	821,792	793,745	1,017,146	1,037,651
Gross profit (loss)	(1,166)	50,354	(30,111)	125,426	104,431
Operating income (loss)	(346,620)	(50,635)	(89,714)	85,347	56,095
Loss before taxation	(418,465)	(78,285)	(316,221)	(339,159)	(13,890)
Loss attributable to shareholders	(418,674)	(88,026)	(321,802)	(362,412)	(30,353)
Earnings per share –
Basic	(93.18)	(26.36)	(116.51)	(141.91)	(11.89)
Diluted	(93.18)	(26.36)	(116.51)	(141.91)	(11.89)
Weighted average shares outstanding –
Basic	4,493,036	3,339,487	2,761,998	2,553,855	2,553,855
Diluted	4,493,036	3,339,487	2,761,998	2,553,855	2,553,855
Cash dividends declared per share (RMB)		-	-	-	1.28

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On April 19, 2019, the buying rate announced by the Federal Reserve Statistical Release was RMB 6.7032 to $1.00.

	Spot Exchange Rate
Period	Period Ended	Average (1)	Low	High
	(RMB per US$1.00)
2011	6.2939	6.4475	6.2939	6.6017
2012	6.2301	6.3093	6.2221	6.3879
2013	6.0537	6.1478	6.0537	6.2438
2014	6.2046	6.1619	6.0402	6.2591
2015	6.4778	6.2827	6.1870	6.4896
2016	6.9421	6.6424	6.4498	6.9570
2017	6.5063	6.7568	6.4773	6.9575
2018
January	6.2841	6.4233	6.2841	6.5263
February	6.3280	6.3183	6.2649	6.3471
March	6.2726	6.3174	6.2685	6.3565
April	6.3325	6.2967	6.2655	6.3325
May	6.4096	6.3701	6.3325	6.4175
June	6.6171	6.4626	6.3850	6.6235
July	6.8038	6.7119	6.6123	6.8102
August	6.8300	6.8453	6.8018	6.9330
September	6.8680	6.8550	6.8322	6.8880
October	6.9737	6.9191	6.9102	6.9737
November	6.9558	6.9367	6.9248	6.9558
December	6.8755	6.8842	6.8649	6.9077

January	6.6958	6.7863	6.6958	6.8708
February	6.6912	6.7367	6.6822	6.7907
March	6.7112	6.7119	6.6916	6.7381
April	6.7032	6.7123	6.7032	6.7223

Source: Federal Reserve Statistical Release.

(1)	Annual averages, lows, and highs are calculated from month-end rates. Monthly averages, lows, and highs are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report.

Risk Factors Relating to Our Business

We generate a large percentage of our revenues from a limited number of customers and our business will suffer if sales to such customers decline.

Our five largest customers accounted for an aggregate of 26.3%, 37.4% and 96.7% of our total revenue in fiscal years 2016, 2017 and 2018, respectively. We are particularly exposed to the credit risks of these customers as defaults in payment by our major customers would have a significant impact on our cash flows and financial results. Our agreements with our major customers do not specify minimum sales volume. There is no assurance that we will continue to retain these customers or that they will continue to purchase our products at their current levels in the future. If there is any reduction or cancellation of purchase orders by these customers for any reason, including a fall in demand from our customers’ downstream developer clients, or a termination of a relationship with these customers, our revenues will be negatively impacted.

Payment defaults by the customers to whom we extend credit would harm our cash flows and results.

Our financial position and profitability is dependent on the creditworthiness of our customers. We are exposed to the credit risks of our customers and this risk increases the larger the orders are. We usually offer our customers credit terms of approximately 120 to 150 days. During the past two years our trade receivable turnover has increased substantially. In 2017, it increased to 206 days. In 2018, we have trade receivable turnover of 233 days. We may experience increased credit risk from our customers resulting in an increased level of doubtful or bad debts in the future. Should we experience any unexpected delay or difficulty in collecting receivables from our customers, our cash flows and financial results may be adversely affected.

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

In fiscal years 2016, 2017 and 2018 our cost of raw materials and energy source, which consist of clay (comprising mainly of kaolin, flint and feldspar), coal and natural gas (used to heat our kilns), coloring materials and glazing materials, accounted for approximately 62.7%, 71.7% and 61.6% of our total cost of sales, respectively. The price of clay, coal, natural gas, coloring materials and glazing materials may fluctuate due to factors such as global supply and demand for such raw materials and changes in global economic conditions. Coal and natural gas in aggregate accounted for approximately 19.7%, 20.1% and 12.9% of our total costs of raw materials and energy source in fiscal years 2016, 2017 and 2018, respectively. Any shortages or interruptions in the supply of clay, coal and natural gas, coloring materials or glazing materials will result in an increase in the cost of production, thus increasing our cost of sales. If we are not able to pass on such an increase to our customers or are unable to find alternative sources of clay, coal, coloring materials, or glazing materials or appropriate substitute raw materials at comparable prices, our gross margins and overall financial performance will be adversely affected.

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

Our Chief Executive Officer, Huang Jia Dong, has worked with our company since founding it over twenty years ago. Accordingly, our success is dependent to a large extent on our ability to retain Messrs. Huang, who are responsible for formulating and implementing our growth, corporate development and overall business strategies. Mr. Huang currently beneficially owns 1,001,913 shares in the Company. Our employment agreements with Mr. Huang ended on January 31, 2012, and there is no assurance that we will be able to enter new long-term agreements with Mr. Huang. Our business is also dependent on our executive officers who are responsible for implementing our business plans and driving growth. Please refer to “Directors, Senior Management and Employees” herein for more information about our directors and officers. The demand for such experienced personnel is intense and the search for personnel with the relevant skills set can be time consuming. The loss of our key management personnel without timely and suitable replacements may reduce our revenues and profits.

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

Our facilities currently provide an aggregate annual maximum production capacity of approximately 56.5 million square meters. However, due to a reduction in demand, we are currently utilizing production facilities capable of producing only 16.9 million square meters. In addition, we currently have 12 production lines of which only 3 were utilized as of the end of 2018 due to challenging macroeconomic conditions that began in the fourth quarter of 2012. The fact that a significant portion of our facilities are not being used means that our net income will be significantly less than it would otherwise be because we must maintain those unused facilities even though they are not currently being productive. Because certain of our facilities have remained idle for an extended period of time, the Company recorded an impairment charge of RMB 85.0 million (US$ 12.9 million) in the second half of 2018 related to property, plant and equipment, and land use rights at its Hengda and Hengdali production facilities. The impairment of the non-current assets is attributable to challenging market conditions in China which resulted in a contraction in demand for the Company’s products in 2018. If our facilities continue to remain idle, we may be required to take an additional impairment charge on our financial statements.

In order to maintain our market share and move inventory, in July of 2018, we decreased the pricing of our ceramic tile products by an average of 10%, but this decrease did not offset the fall in our sales volume due to deteriorating market conditions that persisted through the second half of 2018, and we do not believe that further price decreases would have had a beneficial effect upon sales volume for this period. In past periods, we also decreased the pricing of our products in order to increase sales. On July 1, 2016, we reduced the selling price of certain of our slow moving products beginning on July 1, 2016 with the goal to turn some of this inventory into cash. Beginning on October 1, 2016, in order to generate sales and move inventory, we instituted a 20% reduction of our slow-moving products. This price reduction led to a 35% increase in our sales volume in the fourth quarter of 2016 compared to the same period of 2015. The fourth quarter of 2016 growth in sales volume was the first positive comparison to the previous comparable period after four straight fiscal quarters of period over period decline in this key metric. Our strategy of decreasing the pricing of our products may or may not result in an increase in our sales volume during differing periods . In addition, if customers grow accustomed to such significant reductions, we may need to offer significant discounts in the future, which could reduce our net income and revenues long term.

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

The PRC government has committed to taking steps to regulate real estate development, promote the healthy development of the real estate industry in China, and strengthen the supervision over land for real estate development purposes. For example, in his 2010 annual report to the National People’s Congress, as part of the 12th Five-Year Plan, Chinese Premier Wen Jiabao pledged to curb the rise of housing prices in certain cities to increase the availability of affordable housing. The PRC government has also enacted measures to cool down the real estate construction market and imposed lending curbs, higher mortgage rates, higher down payments, a price cap on new developments and restrictions on the number of homes each family can buy. This offered some incentive for property developers to develop new residential housing due to continued uncertainty, resulting in the recent slowing construction sector. The PRC government has also adopted an array of policies to stimulate the real estate sector which includes cutting benchmark interest rates five times in 2015, a lowering of the reserve requirement ratio for banks, lower first home down payment ratios and a cut in the minimum capital ratio for fixed asset investments which would help property developers. Although the Central Government’s measures have helped to sustain the real estate sector from time to time, there has been a substantial slowdown in construction activity, and it is not clear if supportive monetary and regulatory policies will continue in the future. We also cannot be certain that the PRC government will not issue additional and more stringent regulations or measures or that agencies and banks will not adopt restrictive measures or practices in response to PRC governmental policies and regulations, which could negatively affect the industries we serve in the PRC, and thereby harm our sales.

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

Approximately 95% of our revenue in each of the last three fiscal years was derived from the PRC market and we anticipate that the PRC market will continue to be the major source of revenue for the foreseeable future. Accordingly, any significant slowdown in the PRC economy or decline in demand for our products from our customers in the PRC will have an adverse effect on our business and financial performance. Furthermore, as our operations and production facilities are located in the PRC, any unfavorable changes in the social and/or political conditions may also adversely affect our business and operations. While the current policy of the PRC government seems to be one of economic reform to encourage foreign investments and greater economic decentralization, there is no assurance that such a policy will continue to prevail in the future. There is no assurance that our operations will not be adversely affected should there be any policy changes.

We are subject to risks related to the laws and regulations of the PRC and the interpretation and implementation thereof.

Our business and operations, as well as those of our customers and suppliers in the PRC, are subject to the laws and regulations promulgated by relevant PRC governmental authorities. The PRC government is still in the process of developing a comprehensive set of laws and regulations in the course of the PRC’s transformation from a centrally planned economy to a freer market oriented economy. As the legal system in the PRC is still in flux, laws and regulations or their interpretation may be subject to change. Furthermore, any change in the political and economic policy of the PRC government may also result in similar changes in the laws and regulations or the interpretation thereof. Such changes may adversely affect our operations and business in the PRC.

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

Hengda is a foreign investment enterprise, or “FIE,” and is subject to the rules and regulations in the PRC on currency conversion. In the PRC, State Administration of Foreign Exchange, or SAFE, regulates the conversion of the RMB into foreign currencies. Currently, FIEs are required to apply to SAFE for “Foreign Exchange Registration Certificates for Foreign Investment Enterprise”. With such registration certifications (which need to be renewed annually), FIEs are allowed to open foreign currency accounts including the “current account” and “capital account”. Currently, conversion of currency within the scope of the “current account” (e.g. remittance of foreign currencies for payment of dividends, etc.) can be affected without requiring the approval of SAFE. However, conversion of currency in the “capital account” (e.g. for capital items such as direct investments, loans, securities, etc.) still requires the approval of SAFE.

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

Our Hengda facility obtained a Temporary Pollutant Discharge Permit (No.350582-2014-000260) granted by Jinjiang City Environmental Protection Bureau expired on May 1, 2016. Hengdali is currently in the process of applying for a Pollutant Discharge Permit, and the environmental protection agency in Gaoan has accepted Hengdali’s application. If the Pollutant Discharge Permit is not issued and Hengdali discharges pollutants, Hengdali may be warned, ordered to stop discharging pollutants, and/or fined by the environmental protection agency. If Hengdali’s application is denied, or if the Hengdali facility is ordered to stop discharging pollutants or is fined, that could have a material adverse effect on our results of operations and financial condition.

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

The price of our shares has been and may continue to be volatile, and that volatility may continue for an extended period of time. Since the completion of the business combination through April 20, 2019, the trading price of our shares ranged between $36.32 and $0.80 per share. In June 2016, following Special Meeting of shareholders held on May 23, 2016, the Company effected a 1-for-8 combination of all of the Company’s outstanding ordinary shares. The Company’s shareholders also authorized an amendment to the Company’s Amended and Restated Memorandum and Articles of Association to increase the par value of the Company’s shares from $0.001 per share to $0.008 per share.

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

On September 22, 2017, Success Winner incorporated a 100% owned subsidiary Vast Elite Limited (“Vast Elite”) in Hong Kong with an initial registered capital of HKD1. Vast Elite is engaged in the trading of building materials, but had no operations during the year ended December 31, 2018.

The total maximum annual production capacity from our two facilities was 72 million square meters of ceramic tiles as of December 31, 2014. However, our annual production capacity has been effectively reduced from 72 million square meters of ceramic tiles to 66 million square meters of ceramic tiles due to an eight-year contract to lease out one of the production lines from our Hengdali facility that we entered into in March 2016. Our annual production capacity was further reduced to 56.5 million square meters of ceramic tiles due to our having retired two old furnaces at the Hengda facility in July of 2018.

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

November 2018 Registered Offering of the Company’s Securities

On November 29, 2018, the Company announced the pricing of public offering of its common shares (and common stock warrants) with total gross proceeds of approximately $1.27 million (the “Offering”). The net proceeds to the Company from this offering, after deducting the placement agent’s fees and expenses, are expected to be approximately $1.13 million. The Company intends to use the net proceeds from the offering to fund inventory, distribution expenses, vendor obligations outside of the PRC, as well as for general corporate and working capital purposes. In connection with the Offering, the Company issued 1,000,000 common shares at the price of $1.27 per share, with each common share coupled with a warrant (500,000 warrants in the aggregate) to purchase one common share. The common shares and the warrants were sold as units, but are immediately separable and will be issued separately. The warrants will have an exercise price of $1.27 per share. The warrants will be exercisable on or after the date of issuance and will terminate on the five-year anniversary of the date of issuance. In connection with the Offering, the Company executed a Placement Agency Agreement (the “PAA”). Dawson James Securities, Inc. acted as the Company’s exclusive placement agent, on a best efforts basis, in connection with the Offering. Pursuant to the terms and provisions of the Placement Agency Agreement by and between the Company and the Placement Agent, dated as of November 30, 2018 (the “PAA”), the Company will pay the Placement Agent a cash placement fee equal to 8% of the gross proceeds of the Offering, or $101,600 (assuming the maximum offering is completed), plus road show, diligence, legal and other expenses of the Placement Agent not to exceed $45,000. The Placement Agent will also receive five-year warrants (the “Compensation Warrants”) to purchase up to a number of common shares equal to 5% of the aggregate number of common shares sold in the Offering, or 50,000 common shares (assuming the maximum offering is completed), which such Compensation Warrants will have substantially the same terms as the warrants sold in the Offering, except that such Compensation Warrants will have an exercise price of $1.5875 per share or 125% of the public offering price and will terminate on the five year anniversary of the effective date of this offering. This offering is being made pursuant to an effective “shelf” registration statement on Form F-3 (File No. 333-228182), as amended, which became effective on November 19, 2018, and a related prospectus supplement dated November 30, 2018 in connection with the Offering.

2018 Stock Compensation

From January to December 31, 2018, the Company issued aggregate of 56,919 shares to its Chief Financial Officer as stock compensation expense. The fair value of 56,919 shares was RMB619,000.

B.	Business Overview

Overview

We are a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles, sold under the “HD” or “Hengda,” “HDL” or “Hengdeli”, “Pottery Capital of Tang Dynasty”, “TOERTO” and ”WULIQIAO” brands are available in over two thousand styles, colors and size combinations. Currently, we have five principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, and (v) polished glazed tiles. Porcelain tiles are our best-selling products, accounting for 70.4% of our total revenue in 2018.

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

Our manufacturing facilities operated by Jinjiang Hengda Ceramics Co., Ltd. are located in Jinjiang, Fujian Province, and our manufacturing facilities operated by Jiangxi Hengdali Ceramic Materials Co., Ltd. are located in Gaoan, Jiangxi Province. Combined, these facilities currently provide an aggregate annual maximum production capacity of approximately 72 million square meters. However, our annual production capacity has been effectively reduced from 72 million square meters of ceramic tiles to 66 million square meters of ceramic tiles due to an eight-year contract to lease out one of the production lines from our Hengdali facility that we entered into in March 2016. due to current economic conditions, we are currently utilizing production facilities capable of producing 56.5 million square meters. We currently have twelve production lines, three of which were in production as of the end of fiscal 2018, with each production line optimized to manufacture specific size ranges to maximize efficiency and output.

We primarily sell our products through an exclusive distributor network or directly to property developers. We have long-term relationships with our customers; most of our top ten customers in 2018 have been purchasing from us for over ten years. We have been in discussions with some large property developers in China to be their exclusive or primary provider of ceramic tiles and, although no arrangements or agreements have been entered into, we expect to enter into arrangements of that type in the foreseeable future.

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

In 2018, China’s gross domestic product (GDP) totaled approximately $13.4 trillion and was the world’s second largest economy after the United States. As China’s GDP grew by 6.6%, we believe that construction and real estate development will continue to be a key driver behind China’s GDP growth with property investment and related industries constituting a significant percentage of its GDP. Demand for ceramic tile product depends upon and directly correlates to activity in the construction and real estate development industries. The ceramic tile industry’s two primary markets in the PRC are residential construction applications and commercial construction applications.

We believe that China’s real estate sector is likely to be relatively stable over the long-term, although speculative activities have prompted government policies to restrict construction with the intent to rein in rising prices. Further, tighter policy in the sector has occurred as some banks have increased their mortgage lending rates and down payment requirements. However, the government has issued statements stating that the greatest potential for expanding domestic demand and sustaining economic growth lies in urbanization. Since urbanization leads to new property development and construction, this could positively impact our business.

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

Commencing in the fourth quarter of 2012, we began experiencing challenging market conditions in China’s real estate and construction markets which resulted in a marked decrease of our sales volume of our ceramic tile products. Beginning in December 2012, we began reducing the selling price of our ceramic tile products to be competitive in the market and to maintain market share. For fiscal 2013, our full year revenue was down 35.4% as compared to fiscal 2012 full year revenue, resulting from a 24.8% decrease in the sales volume of our ceramic tiles and a 14.1% decline in our average selling price. In fiscal 2014, we began emerging from the sector downturn that occurred in late 2012 due to challenging macroeconomic conditions. For fiscal 2014, our full year revenue increased 11.2% as compared to fiscal 2013 resulting from a 1.2% increase in the sales volume of our ceramic tiles and a 9.7% increase in our average selling price. However, for fiscal 2015, our full year revenue decreased by 2.0% as compared to fiscal 2014 resulting from a 5.8% decrease in the sales volume of our ceramic tiles somewhat offset by a 4.2% increase in our average selling price. The decrease in revenue in fiscal 2015 as compared to fiscal 2014 was primarily due to a substantial decline in business activity in the fourth quarter of 2015 as compared to the fourth quarter of 2014. The Company’s sales volume of 6.7 million square meters represented a 13.0% reduction in sales volume from the 7.7 million square meters recorded in the fourth quarter of 2014. The average selling price in the fourth quarter of 2015 rose 0.3% to 31.2 per square meter of ceramic tile as compared to the fourth quarter of 2014 as we had been able to retain our pricing power. However, business conditions became very challenging since the beginning of 2016. For fiscal 2016, our full year revenue decreased by 22.0% as compared to fiscal 2015 resulting from a 12.9% decrease in the sales volume of our ceramic tiles and an 11.5% decrease in our average selling price. The decrease in revenue in fiscal 2016 as compared to fiscal 2015 was primarily due to continued challenging market conditions and an overall decline in business activity. Consequently, beginning on July 1, 2016, we reduced the selling price of certain of our slow-moving products by 10% with the goal to turn some of this inventory into cash. Beginning on October 1, 2016, in order to generate sales and move inventory, we instituted a 20% reduction of our slow-moving products. This further price reduction led to a 35% increase in our sales volume to 9.00 million square meters in the fourth quarter of 2016 compared to 6.68 million square meters for the same period of 2015. However, the average selling price in the fourth quarter of 2016 fell 28.2% to RMB 22.4 per square meter of ceramic tile as compared to the fourth quarter of 2015 due to the price discounting instituted at the beginning of the fourth quarter. Business conditions continued to be challenging in fiscal 2017 as we experienced a year-over-year 6.5% decrease to RMB 25.8 in our average selling price as compared to RMB 27.6 for fiscal 2016. However, due to competitive pricing and the strong sales of our porcelain ceramic tiles, we were able to generate a 10.6% increase in sales volume to 30.8 million square meters of ceramic tiles in 2017 from 28.8 million square meters of ceramic tiles for fiscal 2016. In fiscal 2018, we experienced difficult market conditions, especially in the second half of the year, which resulted in a 44.6% decline in sales volume as compared to fiscal 2017. In an effort to bolster sales, in July of 2018, we decreased the pricing of our ceramic tile products by an average of 10%, but certain core products maintained their pricing levels which resulted in a 9.4% increase to RMB 28.2 in our average selling price as compared to RMB 25.8 for fiscal 2017.

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

Importance of distributors

The majority of exterior ceramic tile manufacturers do not have sufficient resources to provide their own sales coverage nationwide and rely heavily on local distributors with roughly 83% of total sales pushed through such channels. As competition has intensified, many manufacturers have started to bid directly to real estate developers for large construction projects. Direct sales represented 4%, 6% and 11% of total sales in 2018, 2017 and 2016, respectively, and market participants expect this share will continue to increase, placing a premium on a manufacturer’s internal sales force while requiring product lines with greater flexibility to meet direct customer demands.

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

In fiscal 2015, we constructed a new production line to manufacture glazed brick ceramic tiles in our Hengdali facility, which we believe will be an attractive addition to our current product portfolio. This new product is engineered to be competitively-priced and a highly effective roofing solution for both high rise apartment buildings and housing projects, and it complements our existing ceramic tile building siding products. In fiscal 2018, there was no change under product portfolio.

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

Focus on Tier II and Tier III Cities

Because of recent efforts by the PRC government to tighten monetary policy and constrain real estate prices in the “Tier-I” cities such as Beijing, Shanghai, Shenzhen, and Guangzhou, we believe the outlook for our business has improved, given our concentration in Tier-II and Tier-III cities. Approximately 19% of our revenue in the year ended December 31, 2018 was from sales of our products for use in projects in Tier-I cities, and we expect any weakness in the Tier-I cities to be offset by continued demand growth in the Tier-II and Tier-III cities, driven by urbanization trends as well as by the PRC government’s commitment to low-income housing.

Long-Term Sales Relationships

We have established an extensive distributor network and long term customer relationships, where most of Hengda’s top ten customers in 2018 have been purchasing from us for over 10 years each.

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

Focus on Research and Development

We have devoted substantial resources to establishing research and development capabilities in an effort to improve our products and diversify our product mix. Our R&D team has developed over 2,000 types of different product combinations. As of the date of this Annual Report, we own eighteen utility model patents. “Utility model patents” means any new technical solution relating to the shape, the structure, or their combination, of a product, which is fit for practical use. In addition, we were awarded a “High-tech Enterprise Certificate” in 2007 from Fujian Provincial Department of Science and Technology, affirming our innovations in the industry. As of December 31, 2018, our research and development team includes 16 employees and focuses on new products as well as developing energy and resource efficient production methods.

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

Quality Control & Assurance

The quality of our products is critical to our continued growth and success. In July 2002, our Hengda facility received ISO 9001:2000 accreditation, an international certification certificate, acknowledging our quality control process. Quality control procedures begin at the receipt of raw materials and continue throughout the manufacturing process ending with a final quality check prior to packaging. Our employees are required to undergo internal training regarding our quality control policies, targets and procedures, as well as production and processing techniques. As of December 31, 2018, our quality assurance team consisted of 8 members.

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

The following table sets forth revenues by geographic market and the related percentage for the years ended 2016, 2017 and 2018:

Geographic	2016		2017		2018
Market	RMB’000	Percentage	RMB’000	Percentage	RMB’000	Percentage
PRC	750,966	94.6%	772,221	94%	475,413	95%
Japan	5,243	0.7%	7,072	0.9%	3,113	0.6%
Burma	4,365	0.5%	4,519	0.5%	2,840	0.6%
India	4,374	0.6%	6,172	0.8%	2,393	0.5%
Korea	4,069	0.5%	4,213	0.5%	2,673	0.5%
Thailand	3,893	0.5%	4,031	0.5%	2,122	0.4%
Hong Kong	3,960	0.5%	5,743	0.7%	1,661	0.3%
Spain	2,739	0.3%	2,836	0.4%	1,013	0.2%
Turkey	2,884	0.4%	2,786	0.3%	1,358	0.3%
South Africa	2,775	0.3%	2,573	0.3%	1,495	0.3%
Sierra Leone	1,903	0.2%	1,870	0.2%	935	0.2%
Ghana	1,841	0.2%	1,906	0.2%	866	0.2%
Russia	1,602	0.2%	2,280	0.3%	709	0.1%
Morocco	1,678	0.2%	1,737	0.2%	773	0.2%
Great Britain	1,453	0.2%	1,833	0.2%	825	0.2%
Total	793,745	100%	821,792	100%	498,189	100%

Our top ten customers are set forth in the table below, and none of these customers individually accounted for more than 10% of our total revenue for the year ended December 31, 2016; just one customer accounted for more than 10% of our total revenue for the year ended December 31, 2017 and 1 customer(s) accounted for more than 10% of our total revenue for the year ended December 31, 2018.

The following table sets forth revenue for our major customers and the related percentage of our net revenue for the years 2016, 2017 and 2018.

	2016		2017		2018
Customer Name	RMB’000	Percentage	RMB’000	Percentage	RMB’000	Percentage
Foshan City Jundian Ceramics Co., Ltd.	57,470	7.2%	86,249	10.5%	65,815	13.2%
Fuzhou Chuanpin Materials Co., Ltd.	47,282	6.0%	54,785	6.7%
Xiamen Xinrui Materials Co., Ltd.	40,308	5.1%	64,216	7.8%	45,971	9.2%
Chengdu City Dehui Construction Materials Co., Ltd.	34,770	4.4%	57,005	6.9%	42,285	8.5%
Yangzhou Qiyang Trading Co., Ltd	29,010	3.7%	25,161	3.1%	20,079	4.0%
Kunming Minhengda Trading Co. Ltd.	28,764	3.6%	13,083	1.6%	-	-%
Nanjing Huli Construction Materials Co., Ltd.	28,242	3.6%	44,946	5.5%	22,770	4.6%
Liuzhou City Shengquanda Trading Co., Ltd	27,791	3.5%	28,906	3.5%	23,084	6%
Shangrao New Fangyuan Materials Co., Ltd.	26,739	3.4%	34,377	4.2%	8,022	1.6%
Beihai Jinligao Materials Co., Ltd.	26,591	3.4%	14,619	1.8%	-	-%

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

As of December 31, 2018, our backlog was nil, compared to a backlog of approximately RMB 70.7 million as of December 31, 2017, which represents approximately the next two months of revenue at the time.

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

Our major suppliers for the last three years are set forth in the table below, and except for Jinjiang Xinao Gas Company Limited and Foshan City Sanshui Baoligao Inorganic Materials Co., Ltd., no suppliers accounted for more than 10% of our total purchases of raw materials and energy sources for the years ended December 31, 2016, 2017 and 2018. Our business or profitability is not materially dependent on any industrial, commercial or financial contract with any of our suppliers.

The following chart lists our major suppliers and the related percentage of our total purchases of raw materials and energy sources in fiscal years 2016, 2017 and 2018:

		2016		2017		2018
Supplier Name	Type	RMB’000	Percentage	RMB’000	Percentage	RMB’000	Percentage

Jinjiang Xinao Gas Company Limited	Gas	61,136	10.56%	69,248	9.4%	36,050	10.9%
Jinjiang Xinao Gas Company Limited	Color	60,153	10.39%
Quanzhou Like Ceramic Materials Co., Ltd.	Color	45,069	7.79%	53,493	7.3%	10,573	3.1%
Foshan City Nanhai Huaxiong Ceramic Materials Co., Ltd.	Color	42,779	7.39%	38,403	5.2%	30,843	9.2%
Fengxin Huafeng Ceramic Co., Ltd.	Clay	54,914	9.49%	52,853	7.2%	31,275	9.4%
Yongchun Junjie Mining Co., Ltd.	Coal	54,962	9.49%	58,893	8.0%	34,351	10.3%
Foshan City Nanhai Zhongtai Glaze Production Plant	Color	35,046	6.05%	14,449	2.0%	30,843	9.3%
Foshan City Sanshui Golden Eagle Inorganic Materials Co., Ltd.	Color	42,821	7.40%	39,922	5.4%	25,975	7.8%
Guangfeng Fangzhengfeikuang Co., Ltd.	Clay	23,835	4.12%
Fujian Nanping Minning Mining Exploitation Co., Ltd.	Clay	16,473	2.89%	30,899	4.2%	18,023	5.4%

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

Our research and development costs were approximately RMB 0.8 million, RMB 0.94 million and RMB 0.76 million for fiscal years 2016, 2017 and 2018. From time to time, we may enter into collaboration agreements with research institutes to develop new products or improve our production process. As of December 31, 2018, our R&D department had 7 employees.

Competition

We face intense competition from our existing competitors and new market entrants. Our primary competitors are usually privately-owned companies that are located mainly in the PRC. Our principal competitors are Guangdong White Rabbit Ceramics, Foshan Shiwan Yulong Ceramics Co., Ltd, Jinjiang Haoyuan Ceramics, Co., Ltd, Jinjiang Wanli Ceramics Co., Ltd, Jinjiang Tengda Ceramics Co., Ltd and Jinjiang Haoshan Construction Materials Co., Ltd. We compete primarily based on product quality, brand recognition, and an extensive distributor network.

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

Except as disclosed above, as of December 31, 2018, our business or profitability is not materially dependent on any other trademarks, copyrights, registered designs, patents, grant of licenses from third parties, new manufacturing processes or other intellectual property rights.

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

The following chart illustrates China Ceramics’ organizational structure as of December 31, 2018:

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

As of December 31, 2016 our Hengda production facility in Jinjiang City, Fujian Province in the PRC, had a total gross floor area of approximately 140,000 square meters and employed 728 production personnel and our Hengdali production facility in Gaoan, Jiangxi Province in the PRC, has a total gross floor area of approximately 244,324 square meters and employed 393 production personnel. The Hengda facility consists of nine production lines with an annual production capacity of 42 million square meters. The Hengdali facility consists of five production lines with an annual production capacity of 30 million square meters of ceramic tiles. Historically, we have not experienced any form of disruption in our production facility. However, our annual production capacity has been effectively reduced from 72 million square meters of ceramic tiles to 66 million square meters of ceramic tiles due to an eight-year contract to lease out one of the production lines from our Hengdali facility that we entered into in March 2016. Our annual production capacity was further reduced to 56.5 million square meters of ceramic tiles due to our having retired two old furnaces at the Hengda facility in July of 2018. Due to current economic conditions, we are currently utilizing production facilities capable of producing 16.9 million square meters. We currently have twelve production lines (three of which were utilized at the end of 2018), with each production line optimized to manufacture specific size ranges to maximize efficiency and output.

During 2014, our Hengda facility was required by the local governmental entity to begin using natural gas to operate the facility, as opposed to coal. This mandated change in fuel source is part of a province-wide (and country-wide) effort to reduce pollution. This change resulted in our incurring a one-time charge of approximately RMB 5.6 million (US$ 0.9 million) in December 2013, and will increase our cost of goods produced at that facility because natural gas is a more expensive energy source than coal. Fuel source (comprising coal and natural gas) accounted for 12.9% and 20.1% of the total cost of sales in 2018 and 2017, respectively. There is no assurance that in the future our other production facilities will not be required to make similar modifications which could have similar adverse effects on our operations.

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

Therefore, for the term of the eight-year lease, and as a result of two old furnaces having been put out of use at the facility, we may only produce up to 28.8 million square meters of ceramic tiles from our Hengdali facility. Consequently, the Company’s maximum annual production capacity has been effectively reduced from 72 million square meters of ceramic tiles to 56.5 million square meters of ceramic tiles.

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

China Ceramics, through its operating subsidiaries, is a leading PRC-based manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles, sold under the “HD” or “Hengda”, “HDL” or “Hengdeli”, “TOERTO” and “WULIQIAO” brands, are available in over two thousand styles, colors and size combinations. Currently, we have five principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, and (v) polished glazed tiles. Porcelain tiles are our best-selling products, accounting for over 70.40% and 67.61% of our total revenue in the years ended December 31, 2018 and 2017, respectively.

Combined, these facilities currently provide an aggregate annual maximum production capacity of approximately 56.5 million square meters (excluding 10 million square meters that is leased out) as of December 31, 2018. In March 2016, the Company entered into an eight-year contract to lease out one of the production lines from its Hengdali facility. The production line has the capacity to produce approximately 10 million square meters of ceramic tiles annually. The term of the contract is from March 1, 2016 to February 29, 2024. The Company believes that it is prudent to generate income from its unused production capacity from a third party rather than let it remain idle. Therefore, for the term of the eight-year lease, the Company may only produce up to 28.8 million square meters of ceramic tiles from its Hengdali facility. In 2017, Hengda retired two old furnaces; in July of 2018, Hengda retired two more old furnaces, which caused Hengda’s annual maximum production capacity to be reduced to approximately 27.7 million, and total effective annual production capacity to 56.5 million ceramic tiles for Hengda and Hengdali at December 31, 2018.

Due to currently challenging economic conditions, in fiscal 2018, we utilized production facilities capable of producing 16.9 million square meters ceramic tiles. During 2018, before retiring two old furnaces, we had 14 productions line and utilized 12 productions lines during the peak season. As of December 31, 2018, we had twelve production lines available for production, three of which are in use at the end of fiscal 2018, with each production line optimized to manufacture specific size ranges to maximize efficiency and output.

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of and for the year ended December 31, 2018 and has been prepared based on the consolidated financial statements of China Ceramics Co., Ltd. and its subsidiaries. The consolidated financial statements of China Ceramics Co., Ltd. and its subsidiaries have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, or “IASB.” The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments that have been measured at fair value.

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

Results of Operations

The following table sets forth our financial results for the years ended December 31, 2018, 2017 and 2016, respectively:

RMB(‘000)	2016	2017	2018
Revenue	793,745	821,792	498,189
Cost of sales	(823,856)	(771,438)	(499,355)
Gross profit (loss)	(30,111)	50,354	(1,166)
Other income	15,233	14,253	14,637
Other expenses	(11,381)	(5,220)	(1,461)
Selling and distribution expenses	(12,815)	(11,962)	(11,026)
Administrative expenses	(22,764)	(17,249)	(17,990)
Bad debt Expense	(23,940)	(71,565)	(316,438)
Loss from asset devaluation	(230,359)	(36,683)	(85,021)
Finance costs	(84)	(213)	-
Loss before taxation	(316,221)	(78,285)	(418,465)
Income tax (expenses)/credit	(5,581)	(9,741)	(209)
Loss attributable to shareholders	(321,802)	(88,026)	(418,674)

Description of Selected Income Statement Items

Revenue.  We generate revenue from the sales of ceramic tiles, including porcelain tiles, glazed porcelain tiles, glazed tiles, rustic tiles and polished glazed tiles, net of rebates and discounts. For the past three fiscal years, the second and third calendar quarters have been the peak season of the property developing industry, and, therefore, our quarterly sales are usually highest from May to September compared to the rest of the year. Conversely, our sales were lower between the months of January to March. This is because property developing activities tend to be low due to the effects of cold weather and the PRC Spring Festival. Beginning on July 1, 2016, we reduced the selling price of certain of our slow-moving products by 10% with the goal of turning some of this inventory into cash. Beginning on October 1, 2016, in order to generate sales and move inventory, we instituted a 20% reduction in price of our slow-moving products. However, in 2017, we increased the pricing of our ceramic tile products by an average of 20%. Although we increased our average selling price twice with 10% product raises in 2017, we were not able to return to the price levels achieved prior to 2016. Revenue increased by 3.5% for the year ended December 31, 2017 as compared to the year ended December 31, 2016. This was mainly due to the 10.6% increase in sales volume but offset by a 6.4% decrease in average selling price as compared to 2016; the decrease in average selling price contributed to the increase in sales volume.  In April of 2018, we increased the pricing of our ceramic tile products by an average of 5%, but the sales did not improve as we expected, but decreased sharply due to a slowdown of the real estate industry, especially in the second half of the year. Therefore, we decreased the pricing of our ceramic tile products by an average of 10% in July 2018 to respond to the difficult market conditions. Revenue decreased by 39.4% for the year ended December 31, 2018, as compared to the year ended December 31, 2017 mainly due to the 44.6% decrease in sales volume. However,  certain core products maintained their pricing levels despite our having decreased the pricing of our ceramic tile products by an average of 10%, which the result that our average selling price increased by 9.4% in fiscal 2018 compared to 2017.

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

Clay is a key material for making ceramic tiles, and accounted for approximately 21.3% and 25.3% of our cost of sales in the years ended December 31,2018 and 2017, respectively. Fujian and Jiangxi Provinces, where our production facilities are located, are the largest clay resources areas in China and clay supply is stable and sufficient for our production and planned production.

Dyes are another key material for making ceramic tiles, and accounted for approximately 27.4% and 28.4% of our cost of sales in the years ended December 31, 2018 and 2017, respectively. A number of dyes are used in ceramic tiles, and the prices of different dyes have experienced fluctuations in the past few years.

Coal is another key material for making ceramic tiles on the natural gas conversion for the firing process. Coal accounted for approximately 6.2% and 2.0% of our cost of sales in the years ended December 31, 2018 and 2017, respectively. We have long-term relationships with our coal suppliers. Prices of coal have experienced fluctuations in the past few years. In 2018, Hengda used natural gas instead of coal for making ceramic tile, and the natural gas accounted for approximately 6.6% of our cost of sales.

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

Administrative expenses.  Administrative expenses consist primarily of employee remuneration, payroll taxes and benefits, general office expenses, depreciation. We expect administrative expenses to remain constant comparing with the prior year.

Finance Costs.  Finance costs consist of interest expense on bank loans. During the year ended December 31, 2017, the finance costs mainly consisted of the interest expense that we paid on a convertible note.

Income taxes. Our subsidiaries in the PRC are subject to the PRC Enterprise Income Tax Law, and the applicable income tax rate pursuant to such law in the years ended December 31, 2016, 2017 and 2018 is 25%.

Results of Operations

Fiscal Year Ended 2018 Compared to the Fiscal Year Ended 2017

Revenue.  The following table sets forth the breakdown of revenue, by product categories, for years ended December 31, 2018 and 2017:

Revenue RMB (000)	2017	Percentage	2018	Percentage
Porcelain	555,642	67.6%	350,749	70.4%
Glazed Porcelain	32,063	3.9%	11,031	2.2%
Glazed	35,021	4.3%	9,973	2.1%
Rustic	81,354	9.9%	56,264	11.2%
Polished Glazed	117,712	14.3%	70,172	14.1%
Total	821,792	100.0%	498,189	100.0%

Revenue decreased by RMB 323.6 million, or 39.4%, to RMB 498.2 million ($75.4 million) in the year ended December 31, 2018, from RMB 821.8 million for the year ended December 31, 2017. The decrease in revenue was primarily due to the decrease in sales volume of 44.6% despite our average sales price increase of 9.4%.

 Porcelain tiles. Revenue from the sales of porcelain tiles decreased 36.9%, from RMB 555.6 million ($82.3 million) for the year ended December 31, 2017 to RMB 350.7 million ($53.1 million) for the year ended December 31, 2018. The decrease was primarily attributable to a decrease in our sales volume in 2018 as compared to 2017. Porcelain tiles for exterior walls are still our most popular product and have the largest market potential of all of our tiles. We expect porcelain tiles to continue to be our key product for the foreseeable future.

Glazed porcelain tiles. Revenue from glazed porcelain tiles decreased 65.6%, from approximately RMB 32.1 million ($4.8 million) for the year ended December 31, 2017 to RMB 11.0 million ($1.7 million) for the year ended December 31, 2018.

Glazed tiles. Revenue from glazed tiles decreased 71.6%, from RMB 35.0 million ($5.2 million) for the year ended December 31, 2017 to RMB 10.0 million ($1.5 million) for the year ended December 31, 2018.

Rustic tiles. Revenue from rustic tiles decreased 30.8%, from RMB 81.4 million ($12.1 million) for the year ended December 31, 2017 to RMB 56.3 million ($8.5 million) for the year ended December 31, 2018.

Polished glazed tiles. Revenue from polished glazed tiles decreased 40.4%, from RMB 117.7 million ($17.4 million) for the year ended December 31, 2017 to RMB 70.2 million ($10.6 million) for the year ended December 31, 2018. We began selling polished glazed tiles in the second quarter of 2011. We believe that this product represents both a functional and cost-effective replacement for actual marble or stone materials used in a decorative fashion inside homes. The polished glazed tiles are larger than our other tiles and we believe that demand for this series will increase in the future.

Cost of sales. The following table sets forth the breakdown of cost of sales, by product segment, for the years ended December 31, 2018 and 2017:

Cost of sales RMB (‘000)	2017	Percentage	2018	Percentage
Porcelain	519,830	67.4%	350,644	70.2%
Glazed Porcelain	35,345	4.6%	12,285	2.5%
Glazed	34,418	4.4%	10,368	2.1%
Rustic	76,184	9.9%	55,093	11.0%
Polished Glazed	105,661	13.7%	70,965	14.2%
Total	771,438	100.0%	499,355	100.0%

Cost of sales was RMB 499.4 million ($75.6 million) for the year ended December 31, 2018 compared to RMB 771.4 million for the year ended December 31, 2017, representing a decrease of RMB 272.1 million, or 35.3%. The decrease in cost of sales was primarily due to decreased sales.

Gross profit (loss). The following table breaks down of our gross profit (loss) and gross profit (loss) margin by product segment for the years ended December 31, 2018 and 2017:

	December 31,
	2017		2018
RMB (‘000)	Gross Profit	Profit Margin	Gross Profit	Profit Margin
Porcelain	35,812	6.2%	105	0.0%
Glazed Porcelain	(3,282)	(10.5)%	(1,254)	(11.4)%
Glazed	603	1.5%	(395)	(4.0)%
Rustic	5,170	6.1%	1,171	2.1%
Polished Glazed	12,051	10.0%	(793)	(1.1)%
All products	50,354	5.9%	(1,166)	(0.2)%

Our gross profit (loss) decreased RMB 51.5 million from a gross profit of RMB 50.4 million for the year ended December 31, 2017 to a gross loss of RMB 1.2 million ($0.2 million) for 2018.

Other income. Other income for the year ended December 31, 2018 was RMB 14.6 million ($2.2 million), as compared to RMB 14.3 million for the same period of 2017. For both 2018 and 2017, other income was mainly the leasing income from leasing out one of the production lines from its Hengdali facility pursuant to an eight-year lease contract.

 Selling and distribution expenses. Selling and distribution expenses were RMB 11.0 million ($1.7 million) for the year ended December 31, 2018, compared to RMB 12.0 million for the year ended December 31, 2017, representing a decrease of RMB 936,000, or 7.8%. The decrease in selling and distribution expenses was primarily due to decreased sales.

Administrative expenses. Administrative expenses were RMB 18.0 million ($2.7 million) for the year ended December 31, 2018, compared to RMB 17.2 million for the year ended December 31, 2017, representing an increase of RMB 741,000, or 4.2%. The increase in administrative expenses was mainly due to the increased audit and consulting fees of RMB 724,116 for the year ended December 31, 2018.

Bad debt expense. Bad debt expense was RMB 316.4 million ($47.9 million) for the year ended December 31, 2018, compared to RMB 71.6 million for the year ended December 31, 2017, representing an increase of RMB 244.9 million, or 342.2%. We recognize a loss allowance for expected credit loss on our financial assets, primarily on trade receivables, which are subject to impairment under IFRS 9, Financial Instruments, first effective for the current accounting period. We believe that we have undertaken appropriate measures to resolve the bad debt expense. We will continue to review each of our customers for credit quality as well as assiduously test their accounts receivables balances in each upcoming fiscal period.

Loss from Asset Devaluation. The loss from asset devaluation resulting from an impairment of non-current assets (fixed assets and land use rights) was RMB 85.0 million ($12.7 million) for the year ended December 31, 2018 as compared to RMB 36.7 million for the year ended December 31, 2017. The loss from asset devaluation resulted from an impairment of non-current assets due to decelerating growth in China and an expected contraction in the demand for the Company’s products.

Finance costs. Finance costs decreased from RMB 0.2 million for the year ended December 31, 2017 to nil for the year ended December 31, 2018. The decrease mainly due to the decrease in interest expense.

Other expenses. Other expenses decreased 72.0% or RMB 3.8 million, from RMB 5.2 million for the year ended December 31, 2017 to RMB 1.5 million ($0.2 million) for the year ended December 31, 2018. For the year ended December 31, 2018, loss on disposal of a subsidiary was nil. For the year ended December 31, 2017, loss on disposal of a subsidiary was RMB 0.7 million.

Loss before taxation. Loss before taxation was RMB 78.3 million for the year ended December 31, 2017 as compared to a loss before taxation of RMB 418.5 million ($63.3 million) for the year ended December 31, 2018. The increase in loss before taxation was mainly due to increased bad debt expense and increased loss from assets devaluation for the year ended December 31, 2018.

Income taxes. We incurred an income tax expense of RMB 209,000 ($31,000) for the year ended December 31, 2018 compared to an income tax expense of RMB 9.7 million for the year ended December 31, 2017, representing a decrease in tax expense of RMB 9.5 million. Our PRC statutory enterprise income tax rate was 25% for the year ended December 31, 2018 and 2017.

Loss attributable to shareholders. Loss attributable to shareholders was RMB 88.0 million for the year ended December 31, 2017 as compared to a loss attributable to shareholders of RMB 418.7 million ($63.4 million) for year ended December 31, 2018. The increase in net loss attributable to shareholders in 2018 was for the reasons described above.

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

Rustic tiles. Revenue from rustic tiles decreased 3.1%, from RMB 83.9 million ($12.5 million) for the year ended December 31, 2016 to RMB 81.4 million ($12.1 million) for the year ended December 31, 2017.

Polished glazed tiles. Revenue from polished glazed tiles decreased 6.5%, from RMB 125.8 million ($18.6 million) for the year ended December 31, 2016 to RMB 117.7 million ($17.4 million) for the year ended December 31, 2017. We began selling polished glazed tiles in the second quarter of 2011. We believe that this product represents both a functional and cost-effective replacement for actual marble or stone materials used in a decorative fashion inside homes. The polished glazed tiles are larger than our other tiles and we believe that demand for this series will increase in the future.

Cost of sales. The following table sets forth the breakdown of cost of sales, by product segment, for the years ended December 31, 2017 and 2016:

Cost of sales RMB (‘000)	2016	Percentage	2017	Percentage
Porcelain	533,032	64.07%	519,830	67.38%
Glazed Porcelain	38,957	4.73%	35,345	4.58%
Glazed	40,790	4.95%	34,418	4.46%
Rustic	87,147	10.58%	76,184	9.88%
Polished Glazed	123,930	15.04%	105,661	13.70%
Total	823,856	100.00%	771,438	100.00%

Cost of sales was RMB 771.4 million ($114.3 million) for the year ended December 31, 2017 compared to RMB 823.9 million for the year ended December 31, 2016, representing a decrease of RMB 52.4 million, or 6.4%. The decrease in cost of sales was primarily due to decreased depreciation expense by RMB 29.2 million resulting from the impairment of fixed assets including manufacturing assets, and decreased inventory impairment loss by RMB 77.8 million, despite our actual manufacturing cost increased due to increased sales.

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

Liquidity and Capital Resources

The following table presents a summary of our cash flows and beginning and ending cash balances for the years ended December 31, 2016, 2017 and 2018:

RMB (‘000)	2016	2017	2018
Net cash used in operating activities	(8,685)	(2,046)	(6,234)
Net cash generated from/(used in) investing activities	44,463	(5,548)	(1,719)
Net cash (used in)/generated from financing activities	(33,891)	9,537	15,448
Net cash flow	1,887	1,943	7,495
Cash and cash equivalents at beginning of year	514	110	2,328
Effect of foreign exchange rate differences	(2,291)	275	(807)
Cash and cash equivalents at end of year	110	2,328	9,016

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

Registered Direct Offering of the Company’s Equity Securities

On April 19, 2018, the Company entered into a securities purchase agreement (the “Agreement”) with certain individual investors relating to a registered direct offering, issuance and sale (the “Offering”) of an aggregate of 770,299 of its shares (the “Shares”), at a purchase price of $1.56 per share, the closing price of the Company’s equity securities as reported on Nasdaq on the same date. The Shares were offered pursuant to the Company’s previously filed and effective Registration Statement on Form F-3 that was filed with the Securities and Exchange Commission on August 21, 2015, subsequently amended, and declared effective October 15, 2015 (File No. 333-206516). The Company filed a prospectus supplement related to the Offering dated April 19, 2018. The gross proceeds to the Company from the Offering, before deducting the Company’s estimated offering expenses, were approximately $1.2 million. The Offering closed on April 23, 2018. Proceeds from the Offering will be used for working capital and general corporate purposes. There were no discounts or brokerage fees associated with this Offering

On November 29, 2018, the Company announced and on December 4, 2018, the Company closed a public offering of its common shares (and common stock warrants) with net proceeds of RMB7,332,000 (US$1.07 million). The gross proceeds was RMB8,732,000 (US$1.27 million) and related commission and legal expense was RMB1,400,000 (US$203,600). The Company intends to use the net proceeds from the offering to fund inventory, distribution expenses, vendor obligations outside of the PRC, as well as for general corporate and working capital purposes.

In connection with the Offering, the Company issued 1,000,000 common shares at the price of $1.27 per share, with each common share coupled with a warrant (500,000 warrants in the aggregate) to purchase one common share. The common shares and the warrants were sold as units, but are immediately separable and will be issued separately. The warrants have an exercise price of $1.27 per share. The warrants will be exercisable on or after the date of issuance and will terminate on the five-year anniversary of the date of issuance.

In connection with the Offering, the Company executed a Placement Agency Agreement, to pay the Placement Agent a cash placement fee equal to 8% of the gross proceeds of the Offering, plus road show, diligence, legal and other expenses of the Placement Agent of $45,000. The Placement Agent also receive five-year warrants to purchase up to 50,000 common shares, which such Compensation Warrants will have substantially the same terms as the warrants sold in the Offering, except that such Compensation Warrants will have an exercise price of $1.5875 per share or 125% of the public offering price and will terminate on the five year anniversary of the effective date of this offering.

Cash flows from operating activities.

Our net cash used in operating activities was RMB 6.2 million ($0.9 million) for the year ended December 31, 2018, an increase of RMB 4.2 million, or 205%, from cash outflow of RMB 2.0 million in 2017. The increase of cash outflows was mainly due decreased cash inflow from inventory by RMB 15.5 million, increased cash outflow on other receivables by RMB 14.6 million and increased cash outflow from trade payables by RMB 13.6 million, which was partly offset by decreased cash outflow on trade receivable by RMB 27.1 million, decreased cash outflow on other payables by 3.7 million, and increased operating cash inflows before working capital by RMB 8.0 million.

Our net cash used in operating activities was RMB 2.0 million ($0.3 million) for the year ended December 31, 2017, a decrease of RMB 6.7 million, or 77.0%, from cash outflow of RMB 8.7 million in 2016. The decrease of cash outflows was mainly due decreased net loss by RMB 237.9 million, increased cash inflow from  inventory by RMB 4.8 million, increased cash inflow form other receivables and tax receivables by RMB 3.5 million, decreased cash outflow on trade receivable by RMB 17.2 million, and no cash payment on income tax due to net loss, despite we had increased cash outflow for accrued liabilities and payable to related party by RMB 15.1 million.

Inventory and Accounts Receivable.

Our inventory turnover was 108 days for the year ended December 31, 2016 and was 95 days for the year ended December 31, 2017, and was 117 days for the years ended December 31, 2018. Based on our historical experience, except for reversal of RMB 2.7 million and RMB 56.0 million ($ 8.5 million) of inventory that was impaired for the years ended December 31, 2017 and 2018, respectively, we believe that the value of our current inventories is realizable.

The average number of days in which we received payment on our trade receivables, net of value-added tax, was decreased from 209 days in 2016 to 206 days for the year ended December 31, 2017, and was 233 days for the year ended December 31, 2018. Since the end of 2012, we had extended the collection period from 90 days to 150 days to address funding pressures of our distributors. Other customers were granted a credit period of 90 days in 2013 and 2012, and extended to 120 days beginning in 2014. This high trade receivables turnover days was primarily due to the difficult economic environment which has prompted us to offer extended credit terms to certain customers resulting in a higher trade receivables turnover figure than normal. In 2018, the Company recorded RMB 316.4 million ($47.9 million) for provision for bad debt related to the amount of outstanding trade receivables that did not conform with the Company’s credit policy.

Cash flows from investing activities.

Net cash used in investing activities for the year ended December 31, 2018 was RMB1.7 million ($0.26 million), compare to RMB 5.5 million cash outflow for 2017. In the year ended December 31, 2018, we have increased in restricted cash of RMB 1.7 million. In 2017, we purchased fixed asset for RMB 5.6 million and received RMB 70,000 from disposal of two vehicles.

Net cash generated from (used in) investing activities for the year ended December 31, 2017 was cash outflow of RMB 5.5 million ($0.8 million), compared to RMB 44.5 million of cash inflow in 2016. We had RMB 41.7 million cash inflow from restricted cash for the year ended December 31, 2016; while in 2017, we purchased fixed asset for RMB 5.6 million and received RMB 70,000 from disposal of two vehicles.

Cash flows from financing activities.

Net cash generated from financing activities was RMB 15.4 million ($2.3 million) for the year ended December 31, 2018, comparing with cash inflow of RMB 9.5 million for 2017, primarily due to the increase insurance of share capital by RMB 5.7 million in 2018.

Net cash generated from (used in) financing activities was RMB 9.5 million ($1.4 million) cash inflow for the year ended December 31, 2017, comparing with cash outflow of RMB 33.9 million for 2016, primarily due to the decrease of net repayment of short-term loan in 2017.

The major sources of our liquidity for fiscal year 2016, 2017 and 2018 were cash generated from operations, bank borrowings and issuance of our common shares. The cash generated in 2018 was primarily due to the cash generated from financing activities of shares issuance of RMB 15.3 million. The cash generated in 2017 was primarily due to the cash generated from financing activities of shares issuance of RMB 9.5 million, offset primarily by acquisition of fixed assets for RMB 5.6 million. The cash generated in 2016 was primarily due to the cash generated from investing activities of RMB 44.5 million, offset primarily by repayment of bank loans for RMB 40.1 million.

Cash and bank balances were RMB 9.0 million ($1.4 million) as of December 31, 2018, as compared to RMB 2.3 million as of December 31, 2017, and RMB 0.1 million as of December 31, 2016.

As of December 31, 2018, our total outstanding bank loan amounts were nil.

Operating lease commitments totaled RMB 19.7 million ($3.0 million) as of December 31, 2018.

Operating lease commitments totaled RMB 33.6 million ($5.1million) as of December 31, 2017.

There were no capital commitments as of December 31, 2018.

There were no commitments for advertising and insurance expenditure as of December 31, 2018.

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

We have sufficient raw materials to support, on average, three weeks of production at any point in time. This helps to minimize any potential delays in our production process which may arise due to insufficient raw materials. Our production of ceramic tiles is based on customers’ orders. In doing so, we minimize storage space and maintain a relatively low inventory level of finished products. Our inventory turnover for the years ended December 31, 2018, 2017 and 2016 are as follows:

	FY2016	FY2017	FY2018
Inventories (RMB’000)	212,742	191,667	127,346
Inventory turnover (days) (1)	108	95	117

(1)	The average inventory turnover is computed based on the formula: (simple average opening and closing inventories balance in a financial year / cost of sales) × 365 days.

Write down of inventory for the years ended December 31, 2018, 2017 and 2016 was write down RMB 56.0 million in 2018, reversal of write-down RMB 2.7 million in 2017, and write-down RMB 75.1 million in 2016, and was charged to cost of sales.

Credit Management

Credit terms to our customers

We typically extend credit terms of approximately 90 days to our customers. We will grant credit terms based on the reputation, creditworthiness, size of orders, payment records and number of years we have done business with the customer. We do not have a products return policy. Considering the challenging market conditions in China’s real estate industry, we extended the collection period to 150 days to address funding pressures of our distributors since the year ended December 31, 2012. Other customers were granted a credit period of 90 days in the years ended December 31, 2013 and 2012 and extended to 120 days in the year ended December 31, 2014. In 2018, we recorded RMB 316.4 million ($47.9 million) for provision for bad debt related to the amount of outstanding trade receivables that did not conform with the Company’s credit policy.

Personnel from our sales and marketing department typically conduct visits to new customers to evaluate their credit worthiness before entering into any arrangements with them. In addition, as Hengda was awarded a Top 500 Brand award, we increased the deposit required from new distributors from RMB 0.4 million to RMB 1.0 million.

Our average trade receivables’ turnover for the years ended December 31, 2018, 2017 and 2016 are as follows:

	FY2016	FY2017	FY 2018
Trade receivables (RMB’000)	553,542	532,361	224,114
Trade receivables turnover (days) (1)	209	206	233

(1)	The average trade receivables’ turnover is computed based on the formula: (simple average opening and closing trade receivables balance, net of value-added tax in fiscal year / revenue) × 365 days.

Credit terms from our suppliers

Our typical credit terms from our major suppliers are from 1 to 4 months after the raw materials have been delivered. Our average trade payables’ turnover days for the years ended December 31, 2018, 2017 and 2016 are as follows:

	FY2016	FY2017	FY2018
Trade payables (RMB’000)	84,257	61,084	24,329
Trade payables turnover (days) (1)	51	32	26

(1)	The average trade payables’ turnover is computed based on the formula: (simple average opening and closing trade payables balance, net of value-added tax in facial year / purchases) × 365 days.

Capital Expenditures

Our capital expenditures primarily consist of expenditures on property, plant and equipment.

There were no capital expenditures for the year ended December 31, 2018. We had RMB 5.6 million (US$ 0.9 million) in capital expenditures attributable to the purchase of fixed assets for the year ended December 31, 2017. There were no capital expenditures for the year ended December 31, 2016.

Contractual Obligations

Our contractual obligations consist mainly of debt obligations, operating lease obligations and other purchase obligations and commitments, and will be paid off with our cash flow from operations. The following table sets forth a breakdown of our contractual obligations (including both interest and principal cash flows) as of December 31, 2018:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term debt obligations (1)	-	-	-	-	-
Operating purchase obligations (2)	19,694	13,902	5,792	-	-
Other obligations (3)	-	-	-	-	-
Total	19,694	13,902	5,792	-	-

(1)	Amounts represent principal and interest cash payments over the life of the bank loans, including anticipated interest payments that are not recorded in the financial statements.

(2)	We lease plant buildings, production factories, warehouses and employees’ hostel from non-related parties under non-cancellable operating lease arrangements.

(3)	Includes advertising and insurance expenditure contracted but not provided for in the financial statements.

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

As of December 31, 2018, our backlog was nil.

Off-Balance Sheet Arrangements

We do not have any outstanding off-balance arrangements and have not entered into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

Impact of Inflation

The general annual inflation rate in China was approximately 3.0% in 2016, 2.0% in 2017, and 1.5% in 2018 according to the National Bureau of Statistics. Our results of operations may be affected by inflation, particularly rising prices for energy, labor costs, raw materials and other operating costs. See “Item 3. Key Information — Risk Factors — Risks relating to our business — If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.”

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

Cash and bank balances

Our bank deposits are placed with reputable banks in the PRC, Hong Kong and the United States. The credit exposure of our cash and bank balances (including restricted cash) as of December 31, 2016, 2017 and 2018 were RMB 110,000, RMB 2,328,000 and RMB 10,735,000, respectively.

Trade receivables

Our objective is to seek continual growth while minimizing losses incurred due to increased credit risk exposure.

We have significant concentration of credit risk as the Company’s top three largest trade receivables represent approximately 22%, 29.5% and 30% of the trade receivable balance as of December 31, 2016, 2017 and 2018, respectively. Our five largest trade receivables represent approximately 26%, 43% and 97% of the trade receivable balance as of December 31, 2016, 2017 and 2018, respectively.

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

The credit exposure of our trade receivables as of December 31, 2016, 2017 and 2018 was RMB 553,542,000 and RMB 532,361,000, RMB 224,114,000, respectively.

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

The table below summarizes the maturity profile of the liabilities based on contractual undiscounted payments:

	As of December 31, 2018
	Within 1 year	More than 1 year but less than3 years	Total
	RMB’000	RMB’000	RMB’000
Trade payables	24,329	-	24,329
Amounts owed to related parties	36,023	-	36,023
Interest-bearing bank borrowings(1)	-	-	-
Total	60,532	-	60,532

(1)	Includes contractual interest payments

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

Our interest-bearing bank deposits and borrowings were nil as of December 31, 2018.

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

As at December 31, 2016, 2017 and 2018, nearly all of our monetary assets and monetary liabilities were denominated in RMB except that as of December 31, 2018, certain bank balances and other payables were denominated in US dollars.

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

Financial instruments

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value except for trade debtors arising from contracts with customers which are initially measured in accordance with HKFRS 15 since 1 January 2018. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets or liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Interest income which are derived from the Company’s ordinary course of business are presented as revenue.

Financial assets

Classification and subsequent measurement of financial assets (upon application of IFRS 9)

Financial assets that meet the following conditions are subsequently measured at amortized cost:

•        the financial asset is held within a business model whose objective is to collect contractual cash flows; and

•        the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All other financial assets are subsequently measured at fair value through profit or loss (“FVTPL”).

A financial asset is classified as held for trading if:

•        it has been acquired principally for the purpose of selling in the near term; or

•        on initial recognition it is a part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or

•        it is a derivative that is not designated and effective as a hedging instrument.

In addition, the Company may irrevocably designate a financial asset that are required to be measured at the amortized cost as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.

(i)       Amortized cost and interest income

Interest income is recognized using the effective interest method for financial assets measured subsequently at amortized cost. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired. For financial assets that have subsequently become credit-impaired, interest income is recognized by applying the effective interest rate to the amortized cost of the financial asset from the next reporting period. If the credit risk on the credit-impaired financial instrument improves so that the financial asset is no longer credit-impaired, interest income is recognized by applying the effective interest rate to the gross carrying amount of the financial asset from the beginning of the reporting period following the determination that the asset is no longer credit impaired.

(ii)       Financial assets at FVTPL

Financial assets that do not meet the criteria for being measured at amortized cost are measured at FVTPL.

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss. The net gain or loss recognized in profit or loss includes any dividend or interest earned on the financial asset and is included in the “other gains and losses” line item.

Impairment of financial assets (upon application IFRS 9)

The Company recognizes a loss allowance for expected credit loss (“ECL”) on financial assets which are subject to impairment under IFRS 9 (including trade and other reeivables, bank deposits and bank balances). ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

General approach

ECLs are recognized in two measurement bases. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

At each reporting date, the Company assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Company compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forwardlooking information.

The Company considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Financial assets at amortized cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for trade receivables which apply the simplified approach as detailed below.

Stage 1 — Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs

Stage 2 — Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs

Stage 3 — Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs

Simplified approach

For trade receivables that do not contain a significant financing component or when the Company applies the practical expedient of not adjusting the effect of a significant financing component, the Company applies the simplified approach in calculating ECLs. Under the simplified approach, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

The Company assesses at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that occurred after the initial recognition of the asset have an impact on the estimated future cash flows of the financial asset or the Company of financial assets that can be reliably estimated. Evidence of impairment may include indications that a debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Company first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition).

The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in profit or loss. Interest income continues to be accrued on the reduced carrying amount using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realised or has been transferred to the Company.

If, in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to other expenses in the statement of profit or loss.

Classification and subsequent measurement of financial assets (before application of IFRS 9 on January 1, 2018)

The Company’s financial assets are loans and receivables. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are initially recognized at fair value. Subsequent to initial recognition, loans and receivables (including trade and other receivables, pledged bank deposits, fixed bank deposits with maturity periods over three months and bank balances) are measured at amortized cost using the effective interest method, less any identified impairment losses).

Impairment of financial assets

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been affected.

Objective evidence of impairment could include:

•        significant financial difficulty of the issuer or counterparty; or

•        breach of contract, such as a default or delinquency in interest or principal payments; or

•        it becoming probable that the borrower will enter bankruptcy or financial re-organisation; or disappearance of an active market for that financial asset because of financial difficulties.

If any such evidence exists, the impairment loss on trade receivables and other current receivables and other financial assets carried at amortized cost is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where these financial assets share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

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

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognized in respect of trade receivables included within trade and other receivables and prepayments, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Company is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

Financial liabilities and equity instruments

Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Interest expense is recognized on an effective interest basis.

Financial liabilities

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. They are subsequently stated at amortized cost with any difference between the amount initially recognized and redemption value being recognized in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

Trade and other payables are initially recognized at fair value. Theys are subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

Derecognition

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

The Company derecognizes a financial liability when, and only when, the Company’s obligations are discharged, cancelled or expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

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

All of our leases are operating leases for the years ended December 31, 2018, 2017 and 2016.

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

Impairment loss recognized in respect of property, plant and equipment

As of December 31, 2018, the carrying amount of property, plant and equipment was approximately RMB 46,000 (2017: RMB87,316,000). An impairment loss of approximately RMB75,906,000 recognized against the original carrying amount of property, plant and equipment in 2017. The impairment loss recognized for the year ended December 31, 2017 was RMB33,653,000 and RMB209,919,000 for year 2016. Determining whether property, plant and equipment are impaired requires an estimation of the recoverable amount of the property, plant and equipment. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of investment property

As of December 31, 2018, the carrying amount of investment property was nil, (2017: RMB4,994,000). An impairment loss of approximately RMB4,858,000 recognized against the original carrying amount of investment property in 2018. The impairment loss recognized for the year ended December 31, 2017 was RMB1,617,000 and RMB10,920,000 for year 2016. Determining whether investment property is impaired requires an estimation of the recoverable amount of the investment property. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of land use rights

As of December 31, 2018, the carrying amount of land use rights was nil, (2017: RMB4,364,000). An impairment loss of approximately RMB4,257,000 was recognized against the original carrying amount of land use rights in 2018. The impairment loss recognized for the year ended December 31, 2017 was RMB1,413,000 and RMB9,520,000 for year 2016. Determining whether land use rights are impaired requires an estimation of the recoverable amount of the land use rights. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

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

Impairment of trade receivables

The Company’s management assesses the collectability of trade receivables. This estimate is based on the credit history of the Company’s customers and the current market conditions. Management assesses the collectability of trade receivables at the balance sheet dates and makes the provision, if any. The identification of doubtful debts requires the use of judgment and estimates. Judgment is required in assessing the ultimate realization of these receivables, including the current credit worthiness, past collection history of each customer and on-going dealings with them. Where the expectation is different from the original estimate, such difference will impact the carrying value of trade and other receivables and doubtful debts expenses in the period in which such estimate has been changed.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our current directors and executive officers are:

Name	Age	Position
Huang Jia Dong	61	Chairman of the Board and Chief Executive Officer
Hen Man Edmund	46	Chief Financial Officer
Liu Jun (1)(2)(3)	50	Director
Roy Tan Choon Kang (1)(2)(3)(4)	47	Director
Shen Cheng Liang (1)(2)(3)	63	Director
Alex Ng Man Shek	49	Director and Corporate Secretary

(1)	Member of audit committee

(2)	Member of compensation committee

(3)	Member of nominations committee

(4)	Audit committee financial expert

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

Roy Tan Choon Kang commenced his career at the Government of Singapore Investment Corporation (GIC) in 1996 at the Economics & Strategy Department handling GIC’s equity and fixed income investments in North America and Latin America. From February 1, 2009 to December 31, 2016, Mr. Tan held the title of Managing Partner of One Tree Partners PTE Ltd., an asset management company. From November 2016 to July 31, 2017, Mr. Tan held the office of the CFO of Fuse Enterprises Inc., a digital marketing and mining company. Mr. Tan holds a joint MBA degree from National University of Singapore and Columbia University, NY (1999).

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

The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2018 to each of our non-employee directors for such person’s service as a director (including contingent or deferred compensation accrued during 2018):

Name and Principal Position	Compensation RMB	Value of Options(1) RMB	Total RMB
Liu Jun	264,320	-	264,320
Roy Tan Choon Kang	297,360	-	297,360
Shen Cheng Liang	252,000		252,000
Alex Ng Man Shek	855,867	-	855,867

Executive Officers

The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2017 to each of our officers for such person’s service as an officer (including contingent or deferred compensation accrued during 2018 but not including any amounts paid to such persons for their services as directors):

	Salary	Bonus	Value of Stock Compensation(2)	Total
Name and Principal Position	RMB	RMB	RMB	RMB
Huang Jia Dong, Chief Executive Office	-	-	-	-
Hen Man Edmund, Chief Financial Officer	614,334	-	618,795	1,233,129

(1)	No options were granted to our executives in 2018.
(2)	Stock Compensation were granted to our Chief Financial Officer in 2017 and 2018.

Retirement Benefits

As of December 31, 2018, we have contributed to the government-mandated employee welfare and retirement benefit plan and provided pension, retirement or similar benefits to its employees. The PRC regulations require us to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. We have no further commitments beyond our monthly contribution.

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

•	The term of the employment agreements is three years (February 1, 2019 to January 31, 2022 for Huang Jia Dong), one year ( July 1, 2018 to June 30, 2019 for Hen Man Edmund and Alex Ng Man Shek).

•	Since August 1, 2013, Huang Jia Dong received compensation of RMB 12,000 per month. From July 1, 2017, Hen Man Edmund received compensation of RMB 50,715 (HKD58,500) per month. From July 1, 2017, Alex Ng Man Shek received compensation of RMB 69,354 (HKD80,000) per month. Alex became our director starting from October 2017.

•	We may dismiss any of the above officers if any of the following events occurs with respect to the officer: (1) failure to show up for work, (2) failure to provide required documents, (3) falsification of documents, criminal record, etc., (4) serious violation of such officers’ labor rules and of regulations, (5) serious lapse of duties and responsibilities, (6) activities that violate regulations, resulting in loss of more than RMB 4,000, (7) operation of his own business during the term of his employment, (8) criminal prosecution and labor punishment, (9) request by the officer to resign, (10) causing us to sign or change any contract through fraud, coercion and other fraudulent means, or (11) other situations stipulated by law and statutes.

•	Each officer is subject to the non-compete provisions of the agreement for a period of three years following termination of the employment agreement and non-solicitation provisions of the agreement for a period of two years following termination of the employment agreement.

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

	2016	2017	2018
Number of Employees	1,275	1,265	579

E.	Share Ownership

See Item 7 below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

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

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 6,011,885  shares issued and outstanding as of April 18, 2018. All figures reported on a post one-for-eight reverse split basis of the Company’s common shares effected in June 2016.

Name(1)	Number of Shares Beneficially Owned		% of Ownership
Shen Cheng Liang	0		0%
Huang Jia Dong	1,001,913	(2)	16.7%
Roy Tan Choon Kang	0		0%
Liu Jun	0		0%
Alex Ng Man Shek	0		0%
Hen Man Edmund	37,884		*
All directors and executive officers as a group (6 individuals)	1,039,797		17.3%
Sound Treasure Limited	1,001,913	(3)	16.7%
Sun Cuixia (4)	491,338		8.17%
Zhao E (5)	421,149		7%
Cheh Chau Ho (6)	491,338		8.17%

*	Less than 1%

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Jinjiang Hengda Ceramics Co., Ltd.; Junbing Industrial Zone; Anhai, Jinjiang City; Fujian Province, PRC.

(2)	Includes (i) an aggregate of 335,300 shares owned by Mr. Huang’s spouse and children for which Mr. Huang may be deemed to be the beneficial owner, which beneficial ownership Mr. Huang disclaims, and (ii) 651,613 shares owned by Sound Treasure Limited, an entity of which Mr. Huang is the sole director and shareholder.

(3)	Huang Jia Dong is the sole director and shareholder of Sound Treasure Limited. The mailing address for Sound Treasure is c/o c/o Jinjiang Hengda Ceramics Co., Ltd.; Junbing Industrial Zone; Anhai, Jinjiang City; Fujian Province, PRC, Attn: Huang Jia Dong.

(4)	The mailing address of this shareholder is 335 W Norman Ave. Arcadia. CA 91007.

(5)	The mailing address of this selling shareholder is 32 S. Almansor St., Alhambra. CA 91803.

(6)	The mailing address of this shareholder is 12/F, No. 23, Lane 236, Sec. 5, Chung Hsiao E. Rd., Taipei, Taiwan.

B.	Related Party Transactions

Pursuant to an administrative services agreement dated as of December 1, 2009 between the Company and Stuart Management Co., an affiliate of Paul K. Kelly, an ex-director who resigned on Nov 27, 2013, the Company paid US$ 6,000 (equivalent to RMB 40,000) and US$ 12,000 (equivalent to RMB 81,000) during the years ended December 31, 2018 and 2017 plus out-of-pocket expenses to Stuart Management Co. for administrative services. The initial one-year term began on December 1, 2009, and the agreement automatically renews for successive one-year terms unless either party notifies the other of its intent not to renew. During the term of the agreement, Stuart Management Co. provided the Company with general administrative services, including acting as the Company’s administrative agent in the United States and the British Virgin Islands, and allow the Company to utilize certain of its office space for meetings. The agreement was renewed to reduce the amount to US$ 4,900 (equivalent to RMB 30,000) a month in December 2013. The amount was further reduced to US$ 1,000 (equivalent to RMB 6,000) a month commencing October 2014. The Company terminated service with Stuart Management starting from July 1, 2018.

Mr. Huang Jia Dong, the founder and Chairman of Hengda and the Chief Executive Officer and one of the directors of the Company and Mr. Wong Kung Tok, formerly one of the Company’s significant shareholders, provide working capital loans to the Company from time to time during the normal course of its business. These loans amounted to RMB35,055,000 and RMB34,928,000 as of December 31, 2018 and 2017, respectively. These loans are interest free, unsecured and repayable on demand. Mr. Huang and Mr. Wong are brothers-in-law. Mr. Huang and Mr. Wong are brothers-in-law.

As of December 31, 2018, the Company had a loan of US$167,000 (equivalent to RMB1,148,000) (2017: US$167,000 (equivalent to RMB1,089,000)) payable to Sound Treasure Limited, an affiliate of Mr. Huang Jia Dong and a shareholder of the Company. This loan is interest free, unsecured and repayable on demand.

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
2017
2018
Quarterly Highs and Lows
2016
First Quarter	8.64	2.80
Second Quarter	4.08	2.09
Third Quarter	5.30	2.19
Fourth Quarter	3.02	2.10
2017
First Quarter	2.53	2.08
Second Quarter	2.26	1.32
Third Quarter	1.68	1.31
Fourth Quarter	2.39	1.32
2018
First Quarter	2.69	1.43
Second Quarter	1.76	1.37
Third Quarter	1.87	1.32
Fourth Quarter	3.67	0.8
2019
First Quarter	2.08	1.38

Monthly Highs and Lows
September 2018	1.45	1.28
October 2018	3.67	1.3
November 2018	2.47	1.23
December 2018	1.18	0.8
January 2019	2.08	1.38
February 2019	1.99	1.72
March 2019	1.92	1.52

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

The Novation and the Offset Agreement became effective on July 31, 2014.

Except for the above, we did not enter into any other material contracts during fiscal years 2016, 2017 or 2018.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. As of December 31, 2015, our total outstanding loans for the continuing operations amounted to RMB 40.1 million ($6.2 million) with interest rates in the range of 2.5700% to 3.1700% per annum. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates.

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

Except as disclosed above, we do not currently have any significant foreign exchange exposure as our sales and purchases are predominantly denominated in RMB. As of December 31, 2018, nearly all of our monetary assets and monetary liabilities were denominated in RMB except for certain bank balances, bank borrowings and other payables which were denominated in US dollars. However, in the future, a proportion of our sales may be denominated in other currencies as we expand into overseas markets. In such circumstances, we anticipate our primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if we are required to use different currencies for various aspects of its operations.

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

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2018. Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2018 were effective.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

Changes in Internal Controls over Financial Reporting

During the year ended December 31, 2018, there were no changes in the company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect our company’s internal control over financial reporting.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services rendered by Centurion ZD CPA & Co.  for the periods indicated:

	December 31, 2017	December 31, 2018
	RMB’000	RMB’000
Audit Fees – Centurion ZD CPA & Co.	320	1,628
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	320	1,628

Audit Fees

Centurion ZD CPA & Co. audit fees for 2018 and 2017 consisted of fees in relation to the audit of our financial statements for the year ended December 31, 2018 and 2017.

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

No purchase of our securities were made by us or our affiliates in 2018.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

There were no changes to our certifying accountants for the year ended December 31, 2018.

ITEM 16G.	CORPORATE GOVERNANCE

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3), we elected not to hold an annual meeting of shareholders in 2011 or 2015. Neither our Memorandum and Articles of Association nor the law of the British Virgin Islands require us to hold an annual meeting of shareholders.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of China Ceramics Co., Ltd. (1).

1.2	Memorandum and Articles of Association of Success Winner Limited (2).

1.3	Memorandum and Articles of Association of Stand Best Creation Limited (2).

1.4	Operation Charter of Jinjiang Hengda Ceramics Co., Ltd. (2).

2.1	Specimen Unit Certificate (3).

2.2	Specimen Common Stock Certificate (3).

3.1	Form of Voting Agreement (2).

4.1	Form Warrant (16).

10.1	Merger and Stock Purchase Agreement among CHAC, China Ceramics Co., Ltd., Hengda, Success Winner and the Seller (2).

10.2	Form of Registration Rights Agreement among CHAC and the founders (3).

10.3	Form of Earn-Out Escrow Agreement (2).

10.4	Form of Indemnity Escrow Agreement (2).

10.5	Form of Lock-Up Agreement for CHAC founders (2).

10.6	Form of Lock-Up Agreement (2).

10.7	Acquisition Agreement, dated November 19, 2009, by and between Jinjiang Hengda Ceramics Co., Ltd., all of the shareholders of Jiangxi Hengdali Constructional Ceramics Co., Ltd., and Jiangxi Hengdali Constructional Ceramics Co., Ltd (8).

10.8	License Agreement between Huang Jia Dong and Jinjiang Hengda Ceramics Co., Ltd. (6).

10.9	China Ceramics Co., Ltd. 2010 Incentive Compensation Plan (7).

10.10	Employment Agreement, dated as of February 1, 2016, by and between China Ceramics and Huang Jia Dong (9).

10.11	Employment Agreement, dated as of February 1, 2016, by and between China Ceramics and Su Wei Feng (9).

10.12	Employment Agreement, dated as of August 1, 2015, by and between China Ceramics and Hen Man Edmund (9).

10.13	Term sheets relating to agreements for derivative instruments (10).

10.14	Agreement between Taishin International Bank, Co., Ltd., Stand Best Creation Limited and Sound Treasure Limited, dated July 31, 2014 (10).

10.15	Agreement between Stand Best Creation Limited, Huang Jia Dong, Wong Kung Tok, Mr. Huang’s brother-in-law, and Sound Treasure Limited, dated July 31, 2014 (10).

10.16	Form of Warrant (11).

10.17	Securities Purchase Agreement dated as of April 3, 2017 (13).

10.18	Convertible Promissory Note dated as of April 3, 2017 (13).

10.19	Form of Securities Purchase Agreement (14).

10.20	Placement Agent Agreement dated as of November 29, 2018 (16).

8.1	List of Subsidiaries (5).

11.1	Code of Business Conduct and Ethics (8).

12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Centurion ZD CPA & Co., an independent registered public accounting firm.

99.1	Letter from Crowe Horwath (HK) CPA Limited, dated March 7, 2016 (12).

99.2	Financial Press Release dated May 15, 2017 (15).

99.3	Press Release dated April 30, 2019.

101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Incorporated by reference to Annexes C and D of China Ceramics’ Prospectus on Form 424B3 filed with the SEC on November 13, 2009.

(2)	Incorporated by reference to China Ceramics’ Registration Statement on Form F-4 (File No. 333-161557).

(3)	Incorporated by reference to exhibits of the same number filed with CHAC’s Registration Statement on Form S-1 or amendments thereto (File No. 333-145085).

(4)	Incorporated by reference to CHAC’s Form 8-K, dated November 21, 2007.

(5)	Incorporated by reference to exhibits of the same number filed with China Ceramics’ Registration Statement on Form F-1 (File No. 333-164784).

(6)	Incorporated by reference to exhibits of the same number filed with China Ceramics’ Registration Statement on Form F-1 (File No. 333-170237).

(7)	Incorporated by reference to Annex A to Exhibit 99.1 filed with China Ceramics’ Report on Form 6-K filed with the SEC on November 30, 2010

(8)	Incorporated by reference to China Ceramics’ Annual Report on Form 20-F filed with the SEC on May 17, 2010.

(9)	Incorporated by reference to China Ceramics’ Annual Report on Form 20-F filed with the SEC on April 20, 2016.

(10)	Incorporated by reference to China Ceramics’ Annual Report on Form 20-F filed with the SEC on July 31, 2014.

(11)	Incorporated by reference to China Ceramics’ Report on Form 6-K filed with the SEC on February 8, 2016

(12)	Incorporated by reference to China Ceramics’ Report on Form 6-K filed with the SEC on March 8, 2016

(13)	Incorporated by reference to China Ceramics’ Report on Form 6-K filed with the SEC on April 3, 2017.

(14)	Incorporated by reference to China Ceramics’ Report on Form 6-K filed with the SEC on April 20, 2018.

(15)	Incorporated by reference to China Ceramics’ Annual Report on Form 20-F filed with the SEC on May 15, 2017.

(16)	Incorporated by reference to China Ceramics’ Report on Form 6-K filed with the SEC on December 3, 2018.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA CERAMICS CO., LTD.

April 30, 2019	By:	/s/ Huang Jia Dong
		Name:	Huang Jia Dong
		Title:	Chief Executive Officer (Principal Executive Officer)

CHINA CERAMICS CO., LTD.

April 30, 2019	By:	/s/ Hen Man Edmund
		Name:	Hen Man Edmund
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

China Ceramics Co., Ltd. and Its Subsidiaries

Index to Consolidated Financial Statements

中正達會計師事務所 Centurion ZD CPA & Co. Certified Public Accountants (Practising)

Unit 1304, 13/F., Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong 香港紅磡德豐街22號海濱廣場二期13樓1304室 Tel : (852) 2126 2388 Fax: (852) 2122 9078

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of China Ceramics Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Ceramics Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2018 and December 31, 2017, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and December 31, 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ Centurion ZD CPA & Co.

Centurion ZD CPA & Co.
(successor to Centurion ZD CPA Limited)

We have served as the Company’s auditor since 2016.

Hong Kong, China

April 30, 2019

CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Years ended December 31,
		2018	2017	2016
	Notes	RMB'000	RMB'000	RMB'000

Net sales	5	498,189	821,792	793,745

Cost of goods sold		499,355	771,438	823,856

Gross profit (loss)		(1,166)	50,354	(30,111)

Other income	5	14,637	14,253	15,233
Selling and distribution expenses		(11,026)	(11,962)	(12,815)
Administrative expenses		(17,990)	(17,249)	(22,764)
Bad debt expense		(316,438)	(71,565)	(23,940)
Loss from assets devaluation	12-14	(85,021)	(36,683)	(230,359)
Finance costs	6	-	(213)	(84)
Other expenses		(1,461)	(5,220)	(11,381)

Loss before taxation	8	(418,465)	(78,285)	(316,221)

Income tax expense	9	209	9,741	5,581

Loss attributable to shareholders		(418,674)	(88,026)	(321,802)

Other comprehensive income (loss)
Exchange differences on translation of financial statements of foreign operations		(807)	275	(2,288)

Total comprehensive loss for the period		(419,481)	(87,751)	(324,090)

Loss per share
Basic (RMB)	10	(93.18)	(26.36)	(116.51)
Diluted (RMB)	10	(93.18)	(26.36)	(116.51)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31, 2018	As of December 31, 2017
	Notes	RMB'000	RMB'000

ASSETS AND LIABILITIES
NONCURRENT ASSETS
Property and equipment, net	12	46	87,316
Investment property, net	13	-	4,994
Land use rights, net	14	-	4,364
Deferred tax assets	9	-	209
Total noncurrent assets		46	96,883

CURRENT ASSETS
Inventories, net	16	127,346	191,667
Trade receivables, net	17	224,114	532,361
Other receivables and prepayments	18	4,673	2,152
Income tax refundable		27	27
Restricted Cash	19	1,719	-
Cash and bank balances	19	9,016	2,328
Total current assets		366,895	728,535

CURRENT LIABILITIES
Trade payables	20	24,329	61,084
Accrued liabilities and other payables	21	25,894	29,719
Amounts owed to related parties	28	36,203	36,017
Taxes payable		4,497	3,862
Total current liabilities		90,923	130,682

NET CURRENT ASSETS		275,972	597,853

NET ASSETS		276,018	694,736

EQUITY
Share capital	23	306	206
Reserves	24	275,712	694,530
Total stockholders' equity		276,018	694,736

The accompanying notes are an integral part of these consolidate financial statements.

CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Reverse recapitalization reserve	Merger reserve	Share-based payment reserves	Statutory reserve	Capital reserve	Retained earnings	Currency translation reserve	Total equity
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Notes	Note 23		Note 24(e)	Note 24©	Note 24(d)	Note 24(a)	Note 24(f)		Note 24(b)

Balance at January 1, 2016	137	659,507	(507,235)	58,989	123,513	134,688	61,266	554,917	1,058	1,086,840

Net loss for the year	-	-	-	-	-	-	-	(321,802)	-	(321,802)
Exchange difference on transaction of financial statements of foreign operations	-	-	-	-	-	-	-	-	(2,288)	(2,288)
Total comprehensive loss for the year	-	-	-	-	-	-	-	(321,802)	(2,288)	(324,090)
Issuance of new shares	14	9,685	-	-	-	-	-	-	-	9,699
Transfer to statutory reserves	-	-	-	-	-	655	-	(655)	-	-
Balance at December 31, 2016	151	669,192	(507,235)	58,989	123,513	135,343	61,266	232,460	(1,230)	772,449

Net loss for the year	-	-	-	-	-	-	-	(88,026)	-	(88,026)
Exchange difference on transaction of financial statements of foreign operations	-	-	-	-	-	-	-	-	275	275
Total comprehensive loss for the year	-	-	-	-	-	-	-	(88,026)	275	(87,751)
Issuance of new shares	53	9,691	-	-	-	-	-	-	-	9,744
Equity compensation	2	-	-	-	292	-	-	-	-	294
Transfer to statutory reserves	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2017	206	678,883	(507,235)	58,989	123,805	135,343	61,266	144,434	(955)	694,736

Initial application of IFRS 9 (Note 3)	-	-	-	-	-	-	-	(15,118)	-	(15,118)
Restated balance at January 1, 2018	206	678,883	(507,235)	58,989	123,805	135,343	61,266	129,316	(955)	679,618
Net loss for the year	-	-	-	-	-	-	-	(418,674)	-	(418,674)
Exchange difference on transaction of financial statements of foreign operations	-	-	-	-	-	-	-	-	(807)	(807)
Total comprehensive loss for the year	-	-	-	-	-	-	-	(418,674)	(807)	(419,481)
Issuance of new shares	97	15,165	-	-	-	-	-	-	-	15,262
Equity compensation	3	-	-	-	616	-	-	-	-	619
Transfer to statutory reserves	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2018	306	694,048	(507,235)	58,989	124,421	135,343	61,266	(289,358)	(1,762)	276,018

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
		2018	2017	2016
	Notes	RMB'000	RMB'000	RMB'000

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxation		(418,465)	(78,285)	(316,221)
Adjustments for
Amortization of land use rights	14	108	143	369
Depreciation of property, plant and equipment	12	11,500	15,371	44,583
(Gain) loss on disposal of property, plant and equipment	12	-	(70)	6,246
Write down of inventories	16	55,973	(2,733)	75,078
Bad debt provision of trade receivables		316,438	71,565	23,940
Loss from assets devaluation	12-14	85,021	36,683	230,359
Share based compensation	26	619	294	-
Interest expense (income)		-	206	(1,791)
Foreign exchange loss		-	-	84
Operating cash flows before working capital changes		51,194	43,174	62,647
Decrease in inventories		8,347	23,808	19,034
Increase in trade receivables		(23,309)	(50,384)	(67,578)
Decrease (Increase) in other receivables and prepayments		(2,521)	12,058	8,481
Decrease in trade payables		(36,755)	(23,173)	(26,010)
Increase in taxes payable		635	-	-
Increase (decrease) in accrued liabilities, other payables, and amounts owed to related parties		(3,825)	(7,529)	7,641
Cash generated from (used in) operations		(6,234)	(2,046)	4,215
Interest paid		-	-	(84)
Income tax paid		-	-	(12,816)

Net cash used in operating activities		(6,234)	(2,046)	(8,685)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of fixed assets		-	(5,618)	-
Proceed from disposal of property, plant and equipment		-	70	1,000
Decrease (increase) in restricted cash		(1,719)	-	41,672
Interest received		-	-	1,791

Net cash used in (generated from) investing activities		(1,719)	(5,548)	44,463

CASH FLOWS FROM FINANCING ACTIVITIES:
Insurance of share capital for equity financing	23	15,262	9,537	6,185
Repayment of short-term loans		-	-	(40,076)
Advance from related parties		186	-	-

Net cash generated from (used in) financing activities		15,448	9,537	(33,891)

NET INCREASE IN CASH & EQUIVALENTS		7,495	1,943	1,887
CASH & EQUIVALENTS, BEGINNING OF YEAR		2,328	110	514
EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		(807)	275	(2,291)

CASH & EQUIVALENTS, END OF YEAR		9,016	2,328	110

The accompanying notes are an integral part of these consolidated financial statements.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2016, 2017 and 2018

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

On September 17, 2013, Fujian Province Hengdali Building Materials Co., Ltd. (“Fujian Hengdali”) was incorporated in Pingtan, Fujian Province, 100% owned by Hengda. Fujian Hengdali’s approved scope of business includes sales of building materials and interior and exterior decoration materials. Fujian Hengdali had no operations since the incorporation date, and in August 2017, the Company disposed of Fujian Hengdali for RMB 0 to a third-party. A loss on disposal of RMB 736,000 was recognized in other expenses for the year ended December 31, 2017 relating to this transaction.

On September 22, 2017, Success Winner incorporated a 100% owned subsidiary Vast Elite Limited (“Vast Elite”) in Hong Kong with an initial registered capital of HKD1. Vast Elite is engaged in the trading of building materials, but had no operations during the year ended December 31, 2018.

China Ceramics and its subsidiaries’ (the “Company”) corporate structure as of December 31, 2018 is as follows:

China Ceramics Co., Ltd
(BVI Company)
100%
Success Winner Limited
(BVI Company)
100%
100%
Vast Elite Limited
(Hong Kong Company)
Stand Best Creation Limited
(Hong Kong Company)
100%
Jinjiang Hengda Ceramics Co., Ltd
(PRC Company)
100%
Jiangxi Hengdali Ceramic Materials Co., Ltd
(PRC Company)

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

The Company’s financial statements consolidate those of the Company and all of its subsidiaries as of December 31, 2018. Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Company has power, only substantive rights (held by the Company and other parties) are considered. All subsidiaries have a reporting date of December 31.

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

The translation of certain RMB amounts as of and for the year ended December 31, 2018 into US$ is included in these financial statements solely for the convenience of readers and was made at the rate of RMB6.86 to US$1.00, which was based on the noon buying rate on December 31, 2018 in the City of New York cable transfers of RMB as certified for customers purposes by the Federal Reserve Bank of New York. Such translation should be construed as representation that RMB amounts could be converted, realized or settled into US$ at the rate stated above or at any other rate.

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

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value except for trade debtors arising from contracts with customers which are initially measured in accordance with HKFRS 15 since 1 January 2018. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets or liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Interest income which are derived from the Company’s ordinary course of business are presented as revenue.

Financial assets

Classification and subsequent measurement of financial assets (upon application of IFRS 9)

Financial assets that meet the following conditions are subsequently measured at amortized cost:

•         the financial asset is held within a business model whose objective is to collect contractual cash flows; and

•         the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All other financial assets are subsequently measured at fair value through profit or loss (“FVTPL”).

A financial asset is classified as held for trading if:

•         it has been acquired principally for the purpose of selling in the near term; or

•         on initial recognition it is a part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or

•         it is a derivative that is not designated and effective as a hedging instrument.

In addition, the Company may irrevocably designate a financial asset that are required to be measured at the amortized cost as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.

(i)       Amortized cost and interest income

Interest income is recognized using the effective interest method for financial assets measured subsequently at amortized cost. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired. For financial assets that have subsequently become credit-impaired, interest income is recognized by applying the effective interest rate to the amortized cost of the financial asset from the next reporting period. If the credit risk on the credit-impaired financial instrument improves so that the financial asset is no longer credit-impaired, interest income is recognized by applying the effective interest rate to the gross carrying amount of the financial asset from the beginning of the reporting period following the determination that the asset is no longer credit impaired.

(ii)       Financial assets at FVTPL

Financial assets that do not meet the criteria for being measured at amortized cost are measured at FVTPL.

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss. The net gain or loss recognized in profit or loss includes any dividend or interest earned on the financial asset and is included in the “other gains and losses” line item.

Impairment of financial assets (upon application IFRS 9)

The Company recognizes a loss allowance for expected credit loss (“ECL”) on financial assets which are subject to impairment under IFRS 9 (including trade and other receivables, bank deposits and bank balances). ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

General approach

ECLs are recognized in two measurement bases. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

At each reporting date, the Company assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Company compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward looking information.

The Company considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Financial assets at amortized cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for trade receivables which apply the simplified approach as detailed below.

Stage 1 — Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs

Stage 2 — Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs

Stage 3 — Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs

Simplified approach

For trade receivables that do not contain a significant financing component or when the Company applies the practical expedient of not adjusting the effect of a significant financing component, the Company applies the simplified approach in calculating ECLs. Under the simplified approach, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

The Company assesses at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that occurred after the initial recognition of the asset have an impact on the estimated future cash flows of the financial asset or the Company of financial assets that can be reliably estimated. Evidence of impairment may include indications that a debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Company first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition).

The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in profit or loss. Interest income continues to be accrued on the reduced carrying amount using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realised or has been transferred to the Company.

If, in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to other expenses in the statement of profit or loss.

Classification and subsequent measurement of financial assets (before application of IFRS 9 on January 1, 2018)

The Company’s financial assets are loans and receivables. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are initially recognized at fair value. Subsequent to initial recognition, loans and receivables (including trade and other receivables, pledged bank deposits, fixed bank deposits with maturity periods over three months and bank balances) are measured at amortized cost using the effective interest method, less any identified impairment losses).

Impairment of financial assets

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been affected.

Objective evidence of impairment could include:

•         significant financial difficulty of the issuer or counterparty; or

•         breach of contract, such as a default or delinquency in interest or principal payments; or

•         it becoming probable that the borrower will enter bankruptcy or financial re-organisation; or disappearance of an active market for that financial asset because of financial difficulties.

If any such evidence exists, the impairment loss on trade receivables and other current receivables and other financial assets carried at amortized cost is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where these financial assets share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

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

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognized in respect of trade receivables included within trade and other receivables and prepayments, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Company is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

Financial liabilities and equity instruments

Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Interest expense is recognized on an effective interest basis.

Financial liabilities

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. They are subsequently stated at amortized cost with any difference between the amount initially recognized and redemption value being recognized in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

Trade and other payables are initially recognized at fair value. Theys are subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

Derecognition

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

The Company derecognizes a financial liability when, and only when, the Company’s obligations are discharged, cancelled or expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

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

All the leases of the Company are operating leases for the years ended December 31, 2018, 2017 and 2016.

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

2.22	Related parties

(a)	A person, or a close member of that person’s family, is related to the Company if that person:

(i)	has control or joint control over the Company;

(ii)	has significant influence over the Company; or

(iii)	is a member of the key management personnel of the Company or the Company’s parent.

(b)	An entity is related to the Company if any of the following conditions applies:

(iv)	The entity and the Company are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(v)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(vi)	Both entities are joint ventures of the same third party.

(vii)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(viii)	The entity is a post-employment benefit plan for the benefit of employees of either the Company or an entity related to the Company.

(ix)	The entity is controlled or jointly controlled by a person identified in (a).

(x)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

3.	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

3.1	Adoption of new or amended IFRSs

The following amendments to standards have been adopted by the Company for the first time for the financial year beginning on 1 January 2018. The application of the amendments to IFRSs in the current year has had no material impact on the Company's financial performance and positions for the current and prior years and/or on the disclosures set out in these consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers

Amendments to IAS 40 Transfer to Investment Property

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

The measurement categories for all financial liabilities as of January 1, 2018 have not been impacted by the initial application of IFRS 9.

Key changes in the Company’s accounting policies resulting from application of IFRS 9

 Impairment under ECL model

The Company recognizes a loss allowance for ECL on financial assets which are subject to impairment under IFRS 9 (including trade and other receivables, amounts due from related parties, restricted cash, bank balances and cash). The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessment are done based on the Company’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Company always recognizes lifetime ECL for its trade receivables. The ECL on these assets are assessed individually for debtors with significant balances and/or collectively using a provision matrix with appropriate groupings.

For all other instruments, the Company measures the loss allowance equal to 12m ECL, unless when there has been a significant increase in credit risk since initial recognition, the Company recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Company compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Company considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

•	an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;

•	significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor;

•	existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;

•	an actual or expected significant deterioration in the operating results of the debtor;

•	an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

Irrespective of the outcome of the above assessment, the Company presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 30 days past due, unless the Company has reasonable and supportable information that demonstrates otherwise.

The Company considers that default has occurred when the instrument is more than 90 days past due unless the Company has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.

Measurement and recognition of ECL

The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information.

Generally, the ECL is estimated as the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the effective interest rate determined at initial recognition.

Interest income is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit impaired, in which case interest income is calculated based on amortized cost of the financial asset.

As of January 1, 2018, the management of the Company reviewed and assessed the Company’s existing financial assets for impairment using reasonable and supportable information that is available without undue cost or effort in accordance with the requirements of IFRS 9. The results of the assessment and the impact thereof are detailed below.

Summary of effects arising from initial application of IFRS 9

Impairment under ECL model

The Company applies the IFRS 9 simplified approach to measure ECL which uses a lifetime ECL for all trade receivables. To measure the ECL, trade receivables have been grouped based on shared credit risk characteristics.

Loss allowances for other financial assets at amortized cost mainly comprise of bank balances and cash, other receivables, amounts due from related parties are measured on 12m ECL basis and there had been no significant increase in credit risk since initial recognition.

No additional impairment for other financial assets at amortized cost as at January 1, 2018 is recognized as the amount of additional impairment measured under the ECL model is immaterial.

Transition

The Company has applied the transitional provision in IFRS 9 such that IFRS 9 was generally adopted without restating comparative information. The reclassifications and the adjustments arising from the new ECL rules are therefore not reflected in the statement of financial position as at 31 December 2017, but are recognized in the statement of financial position on January 1, 2018. This means that differences in the carrying amounts of financial assets resulting from the adoption of IFRS 9 are recognized in reserves as at January 1, 2018. Accordingly, the information presented for 2017 does not reflect the requirements of IFRS 9 but rather those of IAS 39.

The following tables summarized the impact, net of tax, of transition to IFRS 9 on the opening balance of retained earnings as of January 1, 2018:

RMB’000

Retained earnings as of December 31, 2017	144,434
Recognition of expected credit losses (“ECLs”) on trade receivables as of January 1, 2018	(15,118)
Restated retained earnings as of January 1, 2018 (unaudited)	129,316

3.2	Accounting standards issued but not yet effective

At the date of authorization of these financial statements, certain new standards, amendments and interpretations to existing standards have been published by the IASB but are not yet effective, and have not been adopted by the Company

IFRS 16	Leases[1]

1 Effective for annual periods beginning on or after 1 January 2019

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

Impairment loss recognized in respect of property, plant and equipment

As of December 31, 2018, the net carrying amount of property, plant and equipment was approximately RMB 46,000 (2017: RMB 87,316,000). An impairment loss of approximately RMB 75,907 ,000 recognized against the original carrying amount of property, plant and equipment. The impairment loss recognized for the years ended December 31, 2017 and 2016 was RMB 33,653,000 and RMB 209,919,000, respectively. Determining whether property, plant and equipment are impaired requires an estimation of the recoverable amount of the property, plant and equipment. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of investment property

As of December 31, 2018, the net carrying amount of investment property was nil (2017: RMB4,994,000). An impairment loss of approximately RMB4,858,000 was recognized against the original carrying amount of investment property. The impairment loss recognized for the years ended December 31, 2017 and 2016 was approximately RMB1,617,000 and RMB10,920,000, respectively. Determining whether investment property are impaired requires an estimation of the recoverable amount of the investment property. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of land use rights

As of December 31, 2018, the net carrying amount of land use rights was nil (2017: RMB 4,364,000). An impairment loss of approximately RMB 4,256 ,000 was recognized against the original carrying amount of land use rights. The impairment loss recognized for the years ended December 31, 2017 and 2016 was RMB 1,413,000 and RMB 9,520,000, respectively. Determining whether land use rights are impaired requires an estimation of the recoverable amount of the land use rights. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Company to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. No impairment was made on goodwill for the year ended December 31, 2018. The impairment made on goodwill for the years ended December 31, 2017 and 2016 was nil.

Income tax

The Company has exposure to income taxes in the PRC. Significant judgment is required in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The carrying amounts of the Company’s income tax payable as of December 31, 2018 and 2017 were nil.

Impairment of trade receivables

The Company’s management assesses the collectability of trade receivables. This estimate is based on the credit history of the Company’s customers and the current market conditions. Management assesses the collectability of trade receivables at the balance sheet dates and makes the provision, if any. The identification of doubtful debts requires the use of judgment and estimates. Judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness, past collection history of each customer and on-going dealings with them. Where the expectation is different from the original estimate, such difference will impact the carrying value of trade and other receivables and doubtful debts expenses in the period in which such estimate has been changed. The net carrying amounts of the Company’s trade receivables as of December 31, 2018 and 2017 were RMB 224,114,000 and RMB 532,361,000, respectively.

Net realizable value of inventories

Net realizable value of inventories is the management’s estimation of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of a similar nature. It could change significantly as a result of various market factors. The net carrying amounts of the Company’s inventories as of December 31, 2018 and 2017 were RMB127,346,000 and RMB 191,667,000, respectively.

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

Revenue comprises the fair value of the consideration received or receivable for the sale of goods. An analysis of the Company’s revenue and other income is as follows:

	For the years ended December 31,
	2018	2017	2016
	RMB’000	RMB’000	RMB’000
Revenue
Sale of goods	498,189	821,792	793,745
Other income
Interest income	36	32	1,791
Foreign exchange gain	450	-	-
Gain on disposal of fixed assets	-	70	-
Reversal of provision for litigation claim originally estimated under current liabilities	-	-	1,650
Rental income	14,151	14,151	11,792
	14,637	14,253	15,233

6.	FINANCE COSTS

Finance costs comprise interest expense on the Company’s bank borrowings:

	For the years ended December 31,
	2018	2017	2016
	RMB’000	RMB’000	RMB’000
Interest on bank borrowings	-	213	84

7.	REALIZED AND UNREALIZED FAIR VALUE (LOSS)/GAIN ON DERIVATIVE FINANCIAL INSTRUMENTS

	For the years ended December 31,
	2018	2017	2016
	RMB’000	RMB’000	RMB’000
Realized and unrealized fair value (loss)/gain on derivative financial instruments	-	-	-

8.	LOSS BEFORE TAXATION

The Company’s loss before taxation is arrived at after charging:

	For the years ended December 31,
	2018	2017	2016
	RMB’000	RMB’000	RMB’000
Cost of inventories recognized as expense(1)	499,355	771,438	823,856
Depreciation expenses	11,500	15,371	44,583
Amortization of land use rights	108	143	369
Auditors’ remuneration
– Audit fees	1,628	320	2,800
– Audit-related fees	-	-	-
	1,628	320	2,800
Directors’ remuneration
– salaries and related cost	1,418	1,200	1,039
– retirement scheme contribution	16	9	9
– share-based payments	-	-	-
Key management personnel (other than directors)
– salaries and related cost	753	1,447	1,644
– retirement scheme contribution	24	23	17
– share-based payments	619	304	-
Research and development personnel
– salaries and related cost	789	936	1,056
– retirement scheme contribution	78	102	63
Other personnel
– salaries and related cost	33,023	55,526	52,247
– retirement scheme contribution	5,526	8,478	6,000
Total employee benefit expenses	42,246	68,025	62,075

(1)         Cost of inventories recognized as expense included staff costs of RMB 27,087,000, RMB 48,857,000 and RMB 45,886,000, retirement scheme contribution of RMB 4,135,000, RMB 6,984,000 and RMB 4,845,000, depreciation and amortization expense of RMB 8,457,000, RMB 11,203,000 and RMB 37,545,000, operating lease charges of RMB 13,902,000, RMB 13,902,000 and RMB 13,902,000, and (reversal of ) / write-down of inventories of RMB 55,973,000, RMB (2,733,000) and RMB 75,078,000 for the years ended December 31, 2018, 2017, and 2016, respectively, which amounts are also included in the respective total amounts disclosed separately for each of these types of expenses.

9.	INCOME TAX EXPENSE/(CREDIT)

	For the years ended December 31,
	2018	2017	2016
	RMB’000	RMB’000	RMB’000
Current Tax:
PRC Income Tax	-	5,185	2,166
Over-provision of PRC Income Tax in prior year	-	-	-
	-	5,185	2,166
Deferred tax expense	209	4,556	3,415
	209	9,741	5,581

Reconciliation between income tax expense (credit) and (loss) profit before taxation at applicable tax rates is as follows:

	For the years ended December 31,
	2018 RMB’000	2017 RMB’000	2016 RMB’000
Loss before taxation	(418,465)	(78,285)	(316,221)
Tax calculated at a tax rate of 25%	(104,616)	(19,571)	(79,055)
Tax effect on non-deductible expenses	-	-	30
Tax effect on different tax rates of group entities operating in other jurisdictions	588	218	3,840
Impairment losses on property, plant and equipment, and investment property that are not tax deductible	20,191	8,817	55,210
Impairment losses on land use right that are not tax deductible	1,064	353	2,380
Inventory provision that are not tax deductible	13,993	(683)	23,176
Bad debts expense that are not tax deductible	79,057	6,232	-
Depreciation and amortization adjustments that are not tax deductible	(15,890)	(15,617)	-
Income tax refund that are not expected to receive	-	24,270	-
Net operating losses not recognized to deferred tax assets	5,822	5,722	-
Tax per financial statements	209	9,741	5,581

British Virgin Islands Profits Tax

The Company has not been subject to any taxation in this jurisdiction for the years ended December 31, 2018, 2017 and 2016.

Hong Kong Profits Tax

The subsidiary in Hong Kong is subject to tax charged on Hong Kong sourced income with a statutory tax rate of 16.5% for the years ended December 31, 2018, 2017 and 2016. No Hong Kong profits tax has been provided as the Company has no assessable profit arising in Hong Kong for the years ended December 31, 2018, 2017 and 2016.

PRC Income Tax

The subsidiaries in the PRC are subject to the enterprise income tax in accordance with “PRC Enterprise Income Tax Law” (“EIT Law”), and the applicable income tax rate for the years ended December 31, 2018, 2017 and 2016 is 25%.

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

Dividends withholding tax represents tax charged/to be charged by the PRC tax authority on dividends distributed or intended to be distributed by the Company’s subsidiaries in Mainland China during the years.

Deferred tax (assets)/liabilities recognized in the consolidated statements of financial position and the movements during the years are as follows:

	Dividend withholding	Inventory	Impairment	Bad debt	Net operating	Depreciation and
Deferred tax arising from:	tax	provision	loss	allowance	loss	amortization	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2016	1,404	(9,375)	-	-	-	(209)	(8,180)
Charges/(credits) for the year	(1,404)	4,610	-	-	-	209	3,415
As of December 31, 2016	-	(4,765)	-	-	-	-	(4,765)
Charges/(credits) for the year	-	4,765	-	-	-	(209)	4,556
As of December 31, 2017	-	-	-	-	-	(209)	(209)
Charges/(credits) for the year	-	-	-	-	-	209	209
As of December 31, 2018	-	-	-	-	-	-	-

Hengda and Hengdali, the Company’s PRC subsidiaries, have cumulative undistributed earnings of RMB329,503,000, RMB 380,109,000 and RMB 409,816,000, as of December 31, 2018, 2017 and 2016, which are included in consolidated retained earnings. Deferred tax liabilities of RMB nil has been recognized to the extent of distributable profits earned by Hengda as of December 31, 2018, 2017 and 2016. No provision has been made for deferred taxes related to future repatriation of the remaining earnings, as the Company controls the dividend policy of these PRC subsidiaries and it has been determined that it is probable that these profits will not be distributed in the foreseeable future. If the Company were to distribute these cumulated earnings in the foreseeable future, the deferred tax liabilities of RMB 16,475,000, RMB 19,005,000 and RMB 20,491,000 would be recognized as of December 31, 2018, 2017 and 2016, respectively.

For the purpose of presentation in the consolidated statements of financial position, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances in the consolidated statements of financial position for financial presentation purposes:

	As of December 31,
	2018 RMB’000	2017 RMB’000
Deferred tax assets	-	(209)
Deferred tax liabilities	-	-
	-	(209)

10.	LOSS PER SHARE

	For the years ended December 31,
	2018	2017	2016
Loss attributable to holders of ordinary shares (RMB’000):	(418,674)	(88,026)	(321,802)

Weighted average number of ordinary shares outstanding used in computing basic and diluted (loss)/earnings per share	4,493,036	3,339,487	2,761,998

Loss per share - basic (RMB)	(93.18)	(26.36)	(116.51)
Loss per share - diluted (RMB)	(93.18)	(26.36)	(116.51)

Warrants to purchase common stock are not included in the diluted loss per share calculations when their effect is antidilutive. For the year ended December 31, 2018, about 728,571 of potential common stock related to outstanding warrants and stock options were excluded from the calculation of diluted net loss per share as such shares are antidilutive when there is a loss. There were 178,571 shares for the years ended December 31, 2017 and 2016.

The 2015 weighted average shares used to compute basic and diluted EPS were retroactively restated to reflect the 8:1 reverse split made in June 28, 2016.

11.	GOODWILL

	As of December 31,
	2018	2017
	RMB’000	RMB’000

Carrying amount	3,735	3,735
Accumulated impairment losses	(3,735)	(3,735)
	-	-

On January 8, 2010, the Company consummated the acquisition of all voting equity interests of Hengdali (which is considered to be a CGU), and the excess of the consideration transferred over the fair value of the identifiable net assets acquired is recorded as goodwill (Note 27).

The Company performs a goodwill impairment test in year 2015 and was fully impaired at that time. At the end of the reporting period, the Company assessed the recoverable amount of goodwill, and determined that no further impairment of goodwill was required for the 2016 year-end because it was written down to zero in 2015. The impairment loss on goodwill recognized during the year ended December 31, 2015 was RMB 3,735,000.

12.	PROPERTY, PLANT AND EQUIPMENT

	Buildings RMB'000	Plant and machinery RMB'000	Motor vehicles RMB'000	Office equipment RMB'000	Total RMB'000
Cost
At January 1,2017	344,758	745,358	4,915	1,824	1,096,855
Additions	4,872	684	-	62	5,618
Disposals	-	-	(690)	-	(690)
At December 31, 2017	349,630	746,042	4,225	1,886	1,101,783
Additions	-	-	-	-	-
Disposals	-	-	-	-	-
At December 31,2018	349,630	746,042	4,225	1,886	1,101,783

Accumulated depreciation
At January 1,2017	46,275	325,954	4,186	1,498	377,913
Depreciation charge	1,759	13,374	38	20	15,191
Disposals	-	-	(504)	-	(504)
At December 31, 2017	48,034	339,328	3,720	1,518	392,600
Depreciation charge	1,263	10,054	28	18	11,363
At December 31, 2018	49,297	349,382	3,748	1,536	403,963

Impairment
At January 1,2017	241,838	345,664	613	285	588,400
Impairment losses recognized in profit or loss	18,230	15,398	19	6	33,653
Disposals	-	-	(186)	-	(186)
At December 31, 2017	260,068	361,062	446	291	621,867
Impairment losses recognized in profit or loss	40,265	35,598	31	13	75,907
At December 31, 2018	300,333	396,660	477	304	697,774

Carrying amount
At December 31, 2017	41,528	45,652	59	77	87,316
At December 31, 2018	-	-	-	46	46

All property, plant and equipment held by the Company are located in the PRC. The Company’s buildings are situated on land under medium-term land use rights.

For the buildings owned collectively by the Company and other three unrelated companies, the cost of buildings are stated according to the amounts paid by the Company for its part of buildings, which represent the Company’s interests in the buildings. Buildings are depreciated over their expected useful lives of 40 years. These buildings’ cost was RMB 2,913,000, and accumulated depreciation of RMB 1,226,000 and RMB 1,226,000 as of December 31, 2018 and 2017, respectively, and an impairment allocation of RMB 1,687,000 and RMB 1,687,000  as of December 31, 2018 and 2017, respectively.  No property, plant and equipment was pledged to secure the Company interest-bearing bank borrowings at December 31, 2018 and 2017.

At the end of the reporting period, the Company assessed the recoverable amount of property, plant and equipment, and determined that carrying amount was impaired by RMB75,907,000  (2017: RMB33,653,000).

Loss (gain) on disposal of property, plant and equipment in 2018, 2017 and 2016 was nil, RMB 70,000 gain, and RMB6,246,000 loss, respectively.

13.	INVESTMENT PROPERTY

	2018	2017
	RMB’000	RMB’000
Cost
At December 31, 2018 and 2017	37,253	37,253

Accumulated depreciation
As of beginning of the year	(1,750)	(1,570)
Depreciation for the year	(136)	(180)
As of end of the year	(1,886)	(1,750)

Impairment for the year
As of beginning of the year	(30,509)	(28,892)
Impairment losses recognized in profit or loss transferred from property, plant and equipment	(4,858)	(1,617)
As of end of the year	(35,367)	(30,509)

Carrying amount
At December 31, 2018 and 2017	-	4,994

The fair value of this investment property, which is the estimation of the depreciated replacement cost, as of December 31, 2018 was RMB35,400,000.

At the end of the reporting period, the Company assessed the recoverable amount of investment property, and determined that carrying amount was impaired by RMB4,858,000 (2017: 1,617,000).

14.	LAND USE RIGHTS

The Company’s land use rights are under medium-term leases in the PRC, and are analyzed for reporting purposes as follows:

	2018	2017
	RMB’000	RMB’000
Cost
At December 31, 2018 and 2017	32,619	32,619
Accumulated amortization
At beginning of the year	(4,541)	(4,398)
Amortization	(108)	(143)
At end of the year	(4,649)	(4,541)

Impairment
At beginning of the year	(23,714)	(22,301)
Impairment for the year	(4,256)	(1,413)

At end of the year	(27,970)	(23,714)

Carrying amount
At December 31, 2018 and 2017	-	4,364

No land use rights of the Company were pledged to the banks as securities for the Company’s interest-bearing bank borrowings at December 31, 2018 and 2017. At the end of the reporting period, the Company assessed the recoverable amount of land use right, and determined that carrying amount was impaired by RMB 4,256,000 (2017: 1,413,000).

15.	LONG-TERM PREPAID EXPENSES

	As of December 31,
	2018	2017
	RMB’000	RMB’000
Prepaid advertising fees	-	-

The amount represents the advertising fees paid in advance covering periods over one year.

16.	INVENTORIES

	As of December 31,
	2018	2017
	RMB’000	RMB’000
Raw materials	15,738	20,896
Work in progress	1,526	5,206
Finished goods	110,082	165,565
	127,346	191,667

The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	For the years ended December 31,
	2018	2017	2016
	RMB’000	RMB’000	RMB’000
Carrying amount of inventories sold	443,382	774,171	748,778
Write down (reversal) of inventories (included in cost of sales)	55,973	(2,733)	75,078
	499,355	771,438	823,856

17.	TRADE RECEIVABLES

	As of December 31,
	2018	2017
	RMB’000	RMB’000
Trade receivables	650,963	627,865
Less: provision for bad debt allowance	(426,849)	(95,504)
	224,114	532,361

The Company’s trade receivables are denominated in Renminbi and non-interest bearing. In 2011, the credit period granted to distributors was generally for a period within 90 days. Since the end of 2012, the Company had extended the collection period to 150 days to address funding pressures of its distributors. Other customers were granted a credit period of 90 days in the year ended December 31, 2013, and extended to 120 days in the year ended December 2016 and 2017. As of December 31, 2018 and 2017, the Company accrued RMB 426,849,000 and RMB 95,504,000, respectively, as a provision for bad debt related to the amount of outstanding trade receivables that did not conform with the Company’s credit policy.

All of the trade receivables are expected to be recovered within one year. An aging analysis of the Company's trade receivables, based on the invoice date, is as follows:

	As of December 31,
	2018	2017
	RMB’000	RMB’000
Within 90 days	57,785	246,441
Between 3 and 6 months	69,037	275,329
More than 6 months	97,292	10,591
	224,114	532,361

An aging analysis of trade receivables that were neither past due nor impaired or past due but not impaired, is as follows:

		Past due but not impaired
	Neither past due nor impaired	Less than 30 days	31 to 120 days	Over 120 days	Sub-total	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
December 31, 2017	521,770	10,591	-	-	-	532,361
December 31, 2018	126,823	97,291	-	-	-	224,114

Receivables that were neither past due nor impaired relate to a large number of customers for whom there was no recent history of default. All amounts are short-term. The Company does not hold any collateral over these receivables.

The net carrying value of trade receivables is considered a reasonable approximation of fair value. As of December 31, 2018, the Company is exposed to certain credit risks as 30% and 97% of the total trade receivables were due from the Company's largest and the five largest customers, respectively. As of December 31, 2017, the Company is exposed to certain credit risks as 13% and 43% of the total trade receivables were due from the Company's largest and the five largest customers, respectively.

18.	OTHER RECEIVABLES AND PREPAYMENTS

	As of December 31,
	2018	2017
	RMB’000	RMB’000
Prepayments for advertising	4,673	2,152
VAT recoverable	-	-
	4,912	2,152

All of the other receivables and prepayments are expected to be recovered or recognized as expense within one year. The net carrying value of these balances is considered a reasonable approximation of fair value.

19.	CASH AND BANK BALANCES

	As of December 31,
	2018	2017
	RMB’000	RMB’000
Cash on hand	35	42
Cash at banks	8,981	2,286
Cash and bank balances	9,016	2,328

Cash and bank balances are denominated in the following currencies:

	As of December 31,
	2018	2017
	RMB’000	RMB’000
Renminbi	203	171
Hong Kong dollars	6	6
US dollars	8,807	2,151
	9,016	2,328

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

As of December 31, 2018, the Company has restricted cash of RMB 1,719,000 (2017: nil), of which nil (2017: nil) was used as collateral for the Company’s bank borrowings, and nil was used as collateral for the Company’s financial derivatives (2017: nil). They were temporarily not available for general use by the Company.

20.	TRADE PAYABLES

	As of December 31,
	2018	2017
	RMB’000	RMB’000
Trade payables	24,329	61,084

Trade payables are denominated in Renminbi, non-interest bearing and generally settled within 120-day terms. All of the trade payables are expected to be settled within one year. The carrying value of trade payables is considered to be a reasonable approximation of fair value.

21.	ACCRUED LIABILITIES AND OTHER PAYABLES

	As of December 31,
	2018	2017
	RMB’000	RMB’000
Deposits received from distributors	16,200	17,200
Accrued salary	2,331	3,804
Accrued rent, electricity and water	2,500	3,641
Accrued other taxes	1,541	1,728
Others	3,322	3,346
	25,894	29,719

Accrued liabilities and other payables are denominated in the following currencies:

	As of December 31,
	2018	2017
	RMB’000	RMB’000
Renminbi	25,859	29,696
US dollars	35	23
	25,894	29,719

Deposits received represent deposits from the Company’s distributors. The Company usually requests a deposit from RMB 400,000 to RMB 1,000,000 from new distributors upon signing a distributorship agreement as security for the performance of their obligations under the distributorship agreement.

Accrued liabilities consist mainly of accrued rental, wages and utility expenses.

The carrying value of accrued liabilities and other payables is considered to be a reasonable approximation of fair value.

22.	INTEREST- BEARING BANK BORROWINGS (SECURED)

As of December 31,
	2018	2017
	RMB’000	RMB’000
Short-term bank borrowings - repayable within one year – shown under current liabilities	-	-
Long-term bank borrowings - repayable more than one year but not more than 5 years - shown under non-current liabilities	-	-
	-	-

Bank borrowings are denominated in the following currencies:

As of December 31,
	2018	2017
	RMB’000	RMB’000
Renminbi	-	-
US dollars	-	-
	-	-

The exposure of the Company’s loans is as follows:

As of December 31,
	2018		2017
	Effective interest rates %	RMB’000	Effective interest rates %	RMB’000
Fixed rate borrowings:		-		-
Variable rate borrowings:	-%	-	-%	-
		-		-

All of the Company’s bank borrowings are carried at amortized cost. The carrying values of the Company’s bank borrowings approximate their fair value.

The Company’s banking facilities were pledged by bank deposits, the Company’s buildings and land use rights, land use rights of third parties, and guaranteed by related parties, a subsidiary of the Company and third parties. As of December 31, 2018 and 2017, such banking facilities were utilized to the extent of nil.

As of the end of the reporting periods, the Company has the following undrawn bank borrowing facilities:

	As of December 31,
	2018	2017
	RMB’000	RMB’000
Variable-rate - expiring within one year	-	-

23.	SHARE CAPITAL

	As of December 31,
	2018		2017
	Number	US$	Number	US$
	of shares	‘000	of shares	‘000
Authorized:
Ordinary shares of US$0.008 each
At January 1 and December 31	51,000,000	400	51,000,000	400

	As of December 31,
	2018			2017
	Number	RMB		Number	RMB
	of shares	‘000		of shares	‘000
Issued:	5,678,703	306		3,851,485	206
Outstanding and fully paid:
Ordinary shares of US$0.008 each
At January 1	3,851,485	206		2,820,939	151
Issuance of new shares	1,770,299	97		1,003,152	53
Equity compensation	56,919	3		27,394	2
At December 31	5,678,703	306	(2)	3,851,485	206	(1)

(1) Equivalent to US$31,000

(2) Equivalent to US$45,000

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

On April 3, 2017, the Company, pursuant to a securities purchase agreement, between the Company and an institutional accredited investor, completed a registered offering of US$631,579 principal amount of its 5% original issue discount convertible promissory note due January 3, 2018 for the purchase price of US$ 600,000. At its option, the holder of the Note may convert the Note into the right to acquire shares of the Company at any time prior to the Maturity Date at the conversion price which is equal to 85% of the volume weighed average price (VWAP) per share over the five (5) trading day period prior to each conversion of the Note, subject to $1.00 per share floor price and other conversion limitations to ensure compliance with the Nasdaq Stock Exchange and other applicable laws, rules and regulations. Right after the issuance of the convertible promissory note, from April 4, 2017 through May 23, 2017, the investors converted this note into 369,626 common shares at the conversion price ranging from US$1.1828 – US$1.9355 per share.

On July 18, 2017, the Company completed a private place for proceeds of US$861,595 by issuing 633,526 shares at US$ 1.36 per share.

From August to December 2017, the Company issued aggregate of 27,394 shares to its Chief Financial Officer as stock compensation expense. The fair value of 27,394 shares was RMB 294,000.

On April 19, 2018, the Company entered into a securities purchase agreement with certain individual investors relating to a registered direct offering, issuance and sale of an aggregate of 770,299 of its shares, at a purchase price of US$1.56 per share. The net proceeds to the Company from the Offering were RMB 7,952,000 (US$1.2 million). The Offering closed on April 23, 2018. Proceeds from the Offering is used for working capital and general corporate purposes. There were no discounts or brokerage fees associated with this Offering.

On November 29, 2018, the Company announced and on December 4, 2018, the Company closed a public offering of its common shares (and common stock warrants) with net proceeds of RMB 7,332,000 (US$ 1.07 million). The gross proceeds was RMB 8,732,000 (US$ 1.27 million) and related commission and legal expense was RMB 1,400,000 (US$ 203,600). The Company intends to use the net proceeds from the offering to fund inventory, distribution expenses, vendor obligations outside of the PRC, as well as for general corporate and working capital purposes.

In connection with the Offering, the Company issued 1,000,000 common shares at the price of $1.27 per share, with each common share coupled with a warrant (500,000 warrants in the aggregate) to purchase one common share. The common shares and the warrants were sold as units, but are immediately separable and will be issued separately. The warrants have an exercise price of $1.27 per share. The warrants will be exercisable on or after the date of issuance and will terminate on the five-year anniversary of the date of issuance.

In connection with the Offering, the Company executed a Placement Agency Agreement, to pay the Placement Agent a cash placement fee equal to 8% of the gross proceeds of the Offering, plus road show, diligence, legal and other expenses of the Placement Agent of $45,000. The Placement Agent also receive five-year warrants to purchase up to 50,000 common shares, which such Compensation Warrants will have substantially the same terms as the warrants sold in the Offering, except that such Compensation Warrants will have an exercise price of $1.5875 per share or 125% of the public offering price and will terminate on the five year anniversary of the effective date of this offering.

The total fair value of the warrants granted to investors and placement agent is RMB4,955,000. The fair values of warrants granted were determined using a variation of the Black-Scholes Option Pricing Model that takes into account factors specific to the share incentive plans, such as the vesting period. The following principal assumptions were used in the valuation:

Grant date	December 4, 2018
Share price at date of grant	US$	1.18
Exercise price at date of grant (investors and placement agent, respectively)	US$	1.27 & US$ 1.5875
Volatility		168%
Warrant life		5 years
Dividend yield		0%
Risk-free interest rate		2.63%
Fair value at grant date	US$	1.45

Following is a summary of the warrant activity for the year ended December 31, 2018:

	Number of Warrants	Average Exercise Price	Weighted Average Remaining Contractual Term in Years
Granted	500,000	$1.30	5
Exercised	-	-	-
Forfeited	-	-	-
Expired	-	-	-
Outstanding at December 31, 2018	500,000	$1.30	4.93
Exercisable at December 31, 2018	500,000	$1.30	4.93

From January to December 31, 2018, the Company issued aggregate of 56,919 shares to its Chief Financial Officer as stock compensation expense. The fair value of 56,919 shares was RMB619,000.

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

(a) Employee option plan

At the annual meeting on December 27, 2010, the shareholders of the Company approved the 2010 Incentive Compensation Plan (“the 2010 Plan”), which was designed to retain directors and senior management. In accordance with the Plan, the Company granted an aggregate of 1,130,000 stock options to the Company’s then directors (Huang Jia Dong, Su Wei Feng, Su Pei Zhi, Paul K. Kelly, Cheng Yan Davis, Ding Wei Dong and William L. Stulginsky) and executives (Hen Man Edmund), upon the approval by the Board of Directors on January 27, 2011, the grant date. The exercise price of the share options granted was US$7.65 per share and the share options were valid for a period of 5 years from January 27, 2011 to January 27, 2016. Such options were fully exercisable as of December 31, 2015. Such options were expired unexcised on January 27, 2016.

Share options and weighted average exercise prices are as follows for the reporting periods presented:

	Number of shares	Weighted average exercise price US$
Outstanding at January 1, 2013	1,130,000	7.65
Granted	-	-
Forfeited	(20,000)	7.65
Exercised	-	-
Outstanding at December 31, 2013	1,110,000	7.65
Exercisable at December 31, 2013	832,500	7.65
Exercisable at December 31, 2014	1,110,000	7.65
Exercisable at December 31, 2015	1,110,000	7.65
Expired	(1,110,000)	7.65
Exercisable at December 31, 2016	-	-

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

From August to December 2017, the Company issued aggregate of 27,394 shares to its Chief Financial Officer as stock compensation expense. The fair value of 27,394 shares was RMB 294,000.

From January to December 31, 2018, the Company issued aggregate of 56,919 shares to its Chief Financial Officer as stock compensation expense. The fair value of 56,919 shares was RMB 619,000.

For the years ended December 31, 2018, 2017 and 2016, employee remuneration expense (all of which related to equity-settled share-based payment transactions) of RMB 619,000, RMB 294,000 and RMB nil, respectively, has been included in profit or loss and credited to the share-based payment reserve.

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

28.	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Apart from those discussed elsewhere in these financial statements, the following are significant related party transactions entered into between the Company and its related parties at agreed rates:

	For the years ended December 31,
	2018	2017	2016
	RMB’000	RMB’000	RMB’000
Service fees paid to Stuart Management Co.	40	81	81

	2018	2017
	RMB’000	RMB’000
Amounts owed to related parties	36,203	36,017
Service fees accrued to Stuart Management Co.	-	-
	36,203	36,017

Pursuant to an administrative services agreement dated as of December 1, 2009 between the Company and Stuart Management Co., an affiliate of Paul K. Kelly, an ex-director who resigned on Nov 27, 2013, the Company paid US$ 6,000 (equivalent to RMB 40,000) and US$ 12,000 (equivalent to RMB 81,000) during the years ended December 31, 2018 and 2017 plus out-of-pocket expenses to Stuart Management Co. for administrative services. The initial one-year term began on December 1, 2009, and the agreement automatically renews for successive one-year terms unless either party notifies the other of its intent not to renew. During the term of the agreement, Stuart Management Co. provided the Company with general administrative services, including acting as the Company’s administrative agent in the United States and the British Virgin Islands, and allow the Company to utilize certain of its office space for meetings. The agreement was renewed to reduce the amount to US$ 4,900 (equivalent to RMB 30,000) a month in December 2013. The amount was further reduced to US$ 1,000 (equivalent to RMB 6,000) a month commencing October 2014. The Company terminated service with Stuart Management starting from July 1, 2018.

Mr. Huang Jia Dong, the founder and Chairman of Hengda and the Chief Executive Officer and one of the directors of the Company and Mr. Wong Kung Tok, formerly one of the Company’s significant shareholders, provide working capital loans to the Company from time to time during the normal course of its business. These loans amounted to RMB 35,057,000 and RMB 34,928,000 as of December 31, 2018 and 2017, respectively. These loans are interest free, unsecured and repayable on demand. Mr. Huang and Mr. Wong are brothers-in-law. Mr. Huang and Mr. Wong are brothers-in-law.

As of December 31, 2018, the Company had a loan of US$ 167,000 (equivalent to RMB1,146,000) (2017: US$ 167,000 (equivalent to RMB 1,089,000)) payable to Sound Treasure Limited, an affiliate of Mr. Huang Jia Dong and a shareholder of the Company. This loan is interest free, unsecured and repayable on demand.

29.	COMMITMENTS

(a)	Operating lease commitments

The Company leases production factories, warehouses and employees’ hostel from unrelated parties under non-cancellable operating lease arrangements. The leases have varying terms and the total future minimum lease payments of the Company under non-cancellable operating leases are payable as follows:

	As of December 31,
	2018	2017	2016
	RMB’000	RMB’000	RMB’000
Within one year	13,902	13,902	13,902
After one year and within five years	5,792	19,694	33,596
	19,694	33,596	47,498

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

The Company’s capital expenditures consist of expenditures on property, plant and equipment and capital contribution. Capital expenditures contracted for at the balance sheet date but not recognized in the financial statements are as follows:

As of December 31,
	2018	2017	2016
	RMB’000	RMB’000	RMB’000
Contracted for capital commitment in respect of capital contribution to its wholly foreign owned subsidiary in the PRC:
– Hengda	-	-	-
Contracted but not provided for in the financial statements – acquisition of property, plant and equipment	-	-	-

(c)	Other commitments

The Company had the following other commitments:

	Year ended December 31,
	2018	2017	2016
	RMB’000	RMB’000	RMB’000
Advertising expenditure contracted but not provided for in the financial statements	-	1,670	3,830

30.	FINANCIAL RISK MANAGEMENT

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

The Company’s concentration of credit risk by geographical location is wholly in the PRC as of December 31, 2018 and 2017. Further details of the Company’s concentration of credit risk are set out in Note 17.

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

	As of December 31, 2018
		More than 1	Total contractual
		year but less	undiscounted	Carrying
	Within 1 year	than 3 years	cash flow	amount
	RMB’000	RMB’000	RMB’000	RMB’000
Trade payables	24,329	-	24,329	24,329
Amounts owed to related parties	36,203		36,203	36,023
Interest-bearing bank borrowings	-	-	-	-
Total	60,532	-	60,532	60,532

	As of December 31, 2017
		More than 1	Total contractual
		year but less	undiscounted	Carrying
	Within 1 year	than 3 years	cash flow	amount
	RMB’000	RMB’000	RMB’000	RMB’000
Trade payables	61,084	-	61,084	61,084
Amounts owed to related parties	36,017		36,017	36,017
Interest-bearing bank borrowings	-	-	-	-
Total	97,101	-	97,101	97,101

(c)	Interest rate risk

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

At December 31, 2018 and 2017, the company has paid off all its loan. Thus was no variable-rate risk.

(d)	Foreign currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk arises when transactions are denominated in foreign currencies.

The Company is mainly exposed to foreign exchange risk arising from future commercial transactions, recognized assets and liabilities denominated in currencies other than the functional currency of the Company entities to which they relate. The Company’s operations are primarily conducted in the PRC. All the sales and purchases transactions are denominated in RMB. As such, the operations are not exposed to exchange rate fluctuation.

As of December 31, 2018 and 2017, nearly all of the Company’s monetary assets and monetary liabilities were denominated in RMB except that as of December 31, 2018 and 2017, certain bank balances (Note 19), bank borrowings (Note 22) and other payables (Note 21) were denominated in US dollars.

Sensitivity analysis

The Company’s foreign currency risk is mainly concentrated on the fluctuation of US$ and HK$. The following table details the Company’s sensitivity to a 4% increase and decrease in RMB against the relevant foreign currencies. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the years end for a 4% change. On this basis, if RMB strengthens against foreign currencies by 4%, the Company’s loss before taxation for the year would decrease by the following amount, and vice versa.

	As of December 31,
	2018	2017	2016
	RMB’000	RMB’000	RMB’000
Loss before taxation	353	86	8

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Company which expose the Company to foreign currency risk at the end of the reporting period. The stated changes represent management’s assessment of reasonably possible changes in foreign exchange rates over the period until the end of next annual reporting period. The analysis is performed on the same basis for 2018, 2017 and 2016.

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

As of December 31, 2018 and 2017 there were no other financial instruments measured on a recurring basis.

(ii)	Financial assets and liabilities measured at other than fair value

The carrying amounts of the Company’s other financial instruments carried at cost or amortized cost approximate their fair values as of December 31, 2018 and 2017.

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

The Company is not subject to externally imposed capital requirements, except for, as disclosed in Note 23(a), the Company’s PRC subsidiaries are required by the Foreign Enterprise Law of the PRC to contribute to and maintain a non-distributable statutory reserve fund whose utilization is subject to approval by the Board of Directors. This externally imposed capital requirement has been complied with by the PRC subsidiaries for the years ended December 31, 2018, 2017 and 2016.

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

	As of December 31,
	2018	2017
	RMB’000	RMB’000
Interest-bearing bank borrowings	-	-
Amounts owed to related parties	36,203	36,017
Total debts	36,203	36,017
Less: Cash and cash equivalents (excluding restricted bank balances)	(9,016)	(2,328)
Net debts	27,187	33,689
Equity attributable to shareholders of the Company	275,712	694,530
Gearing ratio	9.9%	4.9%

32.	SUBSEQUENT EVENTS

The Company has evaluated all events that have occurred subsequent to December 31, 2018 through the date that the consolidated financial statements were issued. Management has concluded that no subsequent events required disclosure in these financial statements.

