Form 20-F
period 2019-12-31
China Ceramics Co., Ltd
filed 2020-05-20
CIK 1470683

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

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

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC
Telephone: +86 (595) 8576 5053

(Address of principal executive offices)

Huang Meishuang
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

On May 12, 2020, the issuer had 8,015,084 shares outstanding.

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

All references to “Renminbi,” “RMB” or “yuan” are to the legal currency of the People’s Republic of China, and all references to “U.S. dollars,” “dollars,” “$” are to the legal currency of the United States. This Report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On May 8, 2020, the buying rate announced by the Federal Reserve Statistical Release was RMB7.0732 to $1.00.

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

RELIANCE ON RELIEF ORDER

On March 24, 2020, the Company filed a Report on Form 6-K (the “6-K”) in compliance with and in reliance upon the SEC Order issued pursuant to Section 36 of the Securities Exchange Act of 1934, as amended, granting Exemptions from Specified Provisions of the Exchange Act and Certain Rules thereunder (SEC Release No. 34-88465 on March 25, 2020) (Relief Order) for the purpose of, among other things, extending the time of filing of our Annual Report on Form 20-F for the fiscal year ended December 31, 2019 in reliance on the Relief Order.

This Annual Report is being filed within the timeframe permitted by and in reliance upon the Relief Order.

The 6-K provided, among things, operational and audit timeline updates as well as updates on the impact of the coronavirus (COVID-19) outbreak in China on the Company, its operations and filing of the Annual Report. Namely, the Company noted that the principal office of the Company’s auditors is located in Hong Kong Special Administrative Region of PRC (“HKSAR”). In order to prevent the COVID-19 disease outbreak in HKSAR, the government of HKSAR announced that (i) beginning on February 4, 2020, individuals, including Hong Kong residents, travelling between Hong Kong and the Mainland or between Hong Kong and other places will have to use control points at the Hong Kong International Airport, Shenzhen Bay and the Hong Kong-Zhuhai-Macao Bridge, and closed other land and water ports between mainland and HKSAR, and (ii) beginning on February 8, 2020, the Department of Health of the HKSAR issued quarantine orders to all people entering Hong Kong from the Mainland, including Hong Kong residents, Mainland residents and visitors from other places. People concerned are required to stay at home or another accommodation to complete a fourteen-day compulsory quarantine. The Chief Executive of the government of the HKSAR under section 8 of the Prevention and Control of Disease Ordinance (Cap. 599) enacted the Compulsory Quarantine of Certain Persons Arriving at Hong Kong Regulation (“the Regulation”) to enforce the quarantine measure describe in item (ii) above. The updated expiry date of the Regulation is midnight June 7, 2020. These measures had or will have adverse impacts on the timeliness to the Company’s annual audit, i.e., adversely affect the auditors’ overall on-site audit schedules as well as the timeliness of express delivery service of documents (such as audit confirmations) between mainland and HKSAR. As a standard audit procedure, the auditors are required to control the confirmation procedures to ensure the effectiveness of this audit procedure, i.e. to issue confirmations to bank, customers and suppliers directly, and required the counterparties to mail back the confirmations directly to the auditors’ office. However, in light of the limited operation of the commercial banks and other business entities (especially small and medium sized entities), and the extended processing period of the express delivery service during the outbreak and subsequent recovery periods, the issuing time and related response period of audit confirmations was delayed. The recovery rate of the audit confirmations distributed (especially for those to customers and suppliers) was lower than in previous years, as a result, additional alternative procedures were required, such measures delayed the overall audit process and filing of the Annual Report.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION

A.	Selected financial data

The following selected consolidated financial data as of and for the years ended December 31, 2019, 2018, 2017, 2016, and 2015 have been derived from the audited consolidated financial statements of China Ceramics included in this Annual Report. This information is only a summary and should be read together with the consolidated financial statements, the related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of China Ceramics” and other financial information included in this Annual Report.

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

CHINA CERAMICS CO., LTD. AND SUBSIDIARIES

Selected Consolidated Financial Data

(RMB in Thousands except per Share and Operating Data)

	As of December 31
	2019	2018	2017	2016	2015
Consolidated Statements of Financial Position Data
Cash and cash equivalents	8,212	9,016	2,328	110	514
Total current assets	362,248	366,895	728,535	781,769	877,772
Total assets	362,283	366,941	825,418	931,281	1,313,020
Total current liabilities	89,390	90,923	130,682	158,832	224,776
Long-term obligations	-	-	-	-	1,404
Total liabilities	89,390	90,923	130,682	158,832	226,180
Total equity	272,893	276,018	694,736	772,449	1,086,840
Outstanding shares	7,306,985	5,678,703	3,851,485	2,820,939	2,565,136

	As of December 31
	2019	2018	2017	2016	2015
Consolidated Statement of Comprehensive Income Data
Revenues	327,581	498,189	821,792	793,745	1,017,146
Gross profit (loss)	81,326	(1,166)	50,354	(30,111)	125,426
Operating income (loss)	(24,081)	(346,620)	(50,635)	(89,714)	85,347
Loss before taxation	(9,445)	(418,465)	(78,285)	(316,221)	(339,159)
Loss attributable to shareholders	(9,501)	(418,674)	(88,026)	(321,802)	(362,412)
Earnings per share –
Basic	(1.56)	(93.18)	(26.36)	(116.51)	(141.91)
Diluted	(1.56)	(93.18)	(26.36)	(116.51)	(141.91)
Weighted average shares outstanding –
Basic	6,075,667	4,493,036	3,339,487	2,761,998	2,553,855
Diluted	6,075,667	4,493,036	3,339,487	2,761,998	2,553,855
Cash dividends declared per share (RMB)			-	-	-

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On May 8, 2020, the buying rate announced by the Federal Reserve Statistical Release was RMB 7.0732 to $1.00.

		Spot Exchange Rate
Period		Period Ended	Average (1)	Low	High
		(RMB per US$1.00)
2011		6.2939	6.4475	6.2939	6.6017
2012		6.2301	6.3093	6.2221	6.3879
2013		6.0537	6.1478	6.0537	6.2438
2014		6.2046	6.1619	6.0402	6.2591
2015		6.4778	6.2827	6.1870	6.4896
2016		6.9421	6.6424	6.4498	6.9570
2017		6.5063	6.7568	6.4773	6.9575
2018		6.8755	6.6896	6.2649	6.9737
2019
	January	6.6958	6.7863	6.6958	6.8708
	February	6.6912	6.7367	6.6822	6.7907
	March	6.7112	67119	6.6916	6.7381
	April	6.7347	6.7161	6.6870	6.7418
	May	6.9027	6.8519	6.7319	6.9182
	June	6.8650	6.8977	6.8510	6.9298
	July	6.8833	6.8775	6.8487	6.8927
	August	7.1543	7.0629	6.8972	7.1628
	September	7.1477	7.1137	7.0659	7.1786
	October	7.0379	7.0961	7.0379	7.1473
	November	7.0308	7.0199	6.9766	7.0389
	December	6.9618	7.0137	6.9618	7.0609
2020
	January	6.9161	6.9184	6.8589	6.9749
	February	6.9906	6.9967	6.9650	7.0286
	March	7.0808	7.0205	6.9244	7.1099
	April	7.0622	7.0708	7.0341	7.0989

Source: Federal Reserve Statistical Release.

(1)	Annual averages, lows, and highs are calculated from month-end rates. Monthly averages, lows, and highs are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report.

Risk Factors Relating to Our Business

We generate a large percentage of our revenues from a limited number of customers and our business will suffer if sales to such customers decline.

Our five largest customers accounted for an aggregate of 37.4%, 96.7% and 43.3% of our total revenue in fiscal years 2017, 2018 and 2019, respectively. We are particularly exposed to the credit risks of these customers as defaults in payment by our major customers would have a significant impact on our cash flows and financial results. Our agreements with our major customers do not specify minimum sales volume. There is no assurance that we will continue to retain these customers or that they will continue to purchase our products at their current levels in the future. If there is any reduction or cancellation of purchase orders by these customers for any reason, including a fall in demand from our customers’ downstream developer clients, or a termination of a relationship with these customers, our revenues will be negatively impacted.

Payment defaults by the customers to whom we extend credit would harm our cash flows and results.

Our financial position and profitability are dependent on the creditworthiness of our customers. We are exposed to the credit risks of our customers and this risk increases the larger the orders are. We usually offer our customers credit terms of approximately 120 to 150 days. During the past two years our trade receivable turnover has increased substantially. As of fiscal year end 2019, it was 194 days. We may experience increased credit risk from our customers resulting in an increased level of doubtful or bad debts in the future. Should we experience any unexpected delay or difficulty in collecting receivables from our customers, our cash flows and financial results may be adversely affected.

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

In fiscal years 2017, 2018 and 2019 our cost of raw materials and energy source, which consist of clay (comprising mainly of kaolin, flint and feldspar), coal and natural gas (used to heat our kilns), coloring materials and glazing materials, accounted for approximately 71.7%, 61.6% and 56.7% of our total cost of sales, respectively. The price of clay, coal, natural gas, coloring materials and glazing materials may fluctuate due to factors such as global supply and demand for such raw materials and changes in global economic conditions. Coal and natural gas in aggregate accounted for approximately 20.1%, 12.9% and 12.1% of our total costs of raw materials and energy source in fiscal years 2017, 2018 and 2019, respectively. Any shortages or interruptions in the supply of clay, coal and natural gas, coloring materials or glazing materials will result in an increase in the cost of production, thus increasing our cost of sales. If we are not able to pass on such an increase to our customers or are unable to find alternative sources of clay, coal, coloring materials, or glazing materials or appropriate substitute raw materials at comparable prices, our gross margins and overall financial performance will be adversely affected.

The Company may incur significant delays and/or expenses relating to the COVID-19 (coronavirus) outbreak in China and beyond

Beginning in late 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China. The World Health Organization has declared the outbreak to constitute a “Public Health Emergency of International Concern.” This has prompted government-imposed quarantines, closures of certain travel and businesses. Following this outbreak, in February 2020, the Company temporarily shut down its operations in Jinjiang City, Fujian Province, and Gao’An City, Jiangxi Province, as mandated by the local authorities. In March 2020, the Company gradually resumed its operations in these cities and continues to operate such production facilities. It is presently unknown whether and to what extent the Company’s supply chains may be affected if the pandemic persists for an extended period of time. The Company may incur significant delays or expenses relating to such events outside of its control, which could have a material adverse impact on its business, operating results and financial condition.

If do not regain compliance with the Nasdaq continued listing requirements, our securities will be subject to delisting

On July 12, 2019, the Company announced that it received a written notice (the “Notice) from the Listing Qualifications department of The Nasdaq Stock Market (“Nasdaq Staff”) advising the Company that based upon the closing bid price for the Company’s shares for the past 30 consecutive business days, the Company no longer met the minimum $1.00 per share Nasdaq continued listing requirement set forth in Nasdaq Listing Rules. The notification also stated that the Company would be provided 180 calendar days, or until January 8, 2020, to regain compliance with the foregoing listing requirement. To do so, the bid price of the Company’s shares must close at or above $1.00 per share for a minimum of 10 consecutive business days prior to that date. In December 2019, the Company requested additional 180 calendar days to regain compliance with the listing requirement in compliance with the Nasdaq Listing Rule 5810(c)(3)(A)(ii)). If it appears to the Nasdaq staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, the staff will provide notice that its securities will be subject to delisting. In addition, if our common shares are delisted at some later date, our common shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our common shares might decline. If our common shares are delisted from the Nasdaq Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our shares would decline and that our shareholders would find it difficult to sell their shares.

On January 10, 2020, the Company announced that it has received a notification letter from the NASDAQ Listing Qualification Staff stating that the Staff has determined to grant the Company an additional 180 days, or until July 6, 2020 (the “Compliance Date”) to regain compliance with the minimum bid price rule by maintaining a minimum closing bid price of at least $1.00 for ten consecutive days. If the Company is not be able to regain compliance, its securities will be subject to delisting. At the February 21, 2020 Annual Meeting, the Company’s shareholders approved, among others, a proposal to amend the Company's Memorandum of Association to effect a reverse stock split of the outstanding the Company’s common shares, at one of several split ratios, to be determined by the Board of Directors in its sole discretion, prior to the one-year anniversary of this Annual Meeting, for the purposes of regaining compliance with the NASDAQ continued listing requirements. The Company continues to monitor market conditions to determine if, when or how to exercise such authority. On April 17, 2020, the Company received a notification from the Nasdaq Staff informing the Company that as a part of and in compliance with the most recently implemented NASDAQ initiative (effective as of April 16, 2020) to mitigate current instability of world financial markets, the Staff has determined to toll the compliance periods for bid price and market value of publicly held shares continued listing requirements (together, the “Price-based Requirements”) through June 30, 2020. As a result, for the duration of the tolling period, the Company will remain at the same stage of the compliance process and will not be subject to delisting for these concerns. Starting on July 1, 2020, the Company will receive the balance of the remaining compliance period in effect at the start of the tolling period to regain compliance. Specifically, following this tolling relief, the Company will have 81 calendar days from July 1, 2020, or until September 21, 2020, to regain compliance with the Price-based Requirements. This can be accomplished in the event the bid price of the Company’s shares close at or above $1.00 per share for a minimum of 10 consecutive business days prior to that date. At the February 21, 2020 Annual Meeting, the Company’s shareholders approved, among others, a proposal to amend the Company's Memorandum of Association to effect a reverse stock split of the outstanding the Company’s common shares, at one of several split ratios, to be determined by the Board of Directors in its sole discretion, prior to the one-year anniversary of this Annual Meeting, for the purposes of regaining compliance with the NASDAQ continued listing requirements. The Company continues to monitor market conditions to determine if, when or how to exercise such authority. In the event the Company does not regain compliance with the Nasdaq continued listing requirements, its securities may be subject to delisting which would have a material adverse effect on the value and liquidity of such securities.

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

Our facilities currently provide an aggregate annual maximum production capacity of approximately 51.6 million square meters. However, due to a reduction in demand, as of fiscal year end 2019, we are utilizing production facilities capable of producing only 12.42 million square meters. In addition, we currently have 12 production lines of which only 3 were utilized as of fiscal year end of 2019 due to challenging macroeconomic conditions that began in the fourth quarter of 2012. The fact that a significant portion of our facilities are not being used means that our net income will be significantly less than it would otherwise be because we must maintain those unused facilities even though they are not currently being productive. Because certain of our facilities have remained idle for an extended period of time, the Company recorded an impairment charge of RMB 85.0 million (US$ 12.9 million) in the second half of 2018 related to property, plant and equipment, and land use rights at its Hengda and Hengdali production facilities. The impairment of the non-current assets is attributable to challenging market conditions in China which resulted in a contraction in demand for the Company’s products in 2018. If our facilities continue to remain idle, we may be required to take an additional impairment charge on our financial statements.

In order to maintain our market share and move inventory, in October 2019, we decreased the pricing of our ceramic tile products by an average of 15%. This resulted in a 26% increase in our sales volume for the second half of 2019 as compared to the same period of 2018. For the full fiscal year 2019 revenue decreased by 34.2% as compared to fiscal 2018 mainly due to the 27.0% decrease in sales volume resulting from the continued slowdown of China’s economy, especially in the manufacturing sector and the real estate industry. However, in July of 2018, we decreased the pricing of our ceramic tile products by an average of 10%, but this decrease did not offset the fall in our sales volume due to deteriorating market conditions that persisted through the second half of 2018, and we do not believe that further price decreases would have had a beneficial effect upon sales volume for this period. In past periods, we also decreased the pricing of our products in order to increase sales. On July 1, 2016, we reduced the selling price of certain of our slow-moving products beginning on July 1, 2016 with the goal to turn some of this inventory into cash. Beginning on October 1, 2016, in order to generate sales and move inventory, we instituted a 20% reduction of our slow-moving products. This price reduction led to a 35% increase in our sales volume in the fourth quarter of 2016 compared to the same period of 2015. The fourth quarter of 2016 growth in sales volume was the first positive comparison to the previous comparable period after four straight fiscal quarters of period over period decline in this key metric. Our strategy of decreasing the pricing of our products may or may not result in an increase in our sales volume during differing periods. In addition, if customers grow accustomed to such significant reductions, we may need to offer significant discounts in the future, which could reduce our net income and revenues long term.

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

Our business and operations, as well as those of our customers and suppliers in the PRC, are subject to the laws and regulations promulgated by relevant PRC governmental authorities. The PRC government is still in the process of developing a comprehensive set of laws and regulations in the course of the PRC’s transformation from a centrally planned economy to a market oriented economy. As the legal system in the PRC is still in flux, laws and regulations or their interpretation may be subject to change. Furthermore, any change in the political and economic policy of the PRC government may also result in similar changes in the laws and regulations or the interpretation thereof. Such changes may adversely affect our operations and business in the PRC.

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

The price of our shares has been and may continue to be volatile, and that volatility may continue for an extended period of time. Since the completion of the business combination through May 12, 2020, the trading price of our shares ranged between $36.32 and $0.27 per share. In June 2016, following a Special Meeting of Shareholders held on May 23, 2016, the Company effected a 1-for-8 combination of all of the Company’s outstanding ordinary shares. The Company’s shareholders also authorized an amendment to the Company’s Amended and Restated Memorandum and Articles of Association to increase the par value of the Company’s shares from $0.001 per share to $0.008 per share.

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

On November 20, 2019, Vast Elite incorporated a 100% owned subsidiary Chengdu Future Talented Management and Consulting Co, Ltd (“Chengdu Future”) in China. Chengdu Future is engaged in the business management and consulting services.

On December 3, 2019, Success Winner incorporated a 100% owned subsidiary Antelope Enterprise Holdings Limited (“Antelope Holdings”) in Hong Kong. Antelope Holdings only serves the purpose as a holding company.

The total maximum annual production capacity from our two facilities was 51.6 million square meters of ceramic tiles as of December 31, 2019.

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

December 2019 Registered Offering

On December 16, 2019, the Company entered into a Securities Purchase Agreement with certain institutional investors for the sale by the Company of 1,200,000 common shares at a purchase price of $0.75 per share. Concurrently with the sale of the Common Shares, pursuant to the Purchase Agreement the Company also sold warrants to purchase 1,200,000 common shares. The Company sold the Common Shares and Warrants for aggregate gross proceeds of $900,000. Subject to certain beneficial ownership limitations, the five-year Warrants will be initially exercisable on the six-month anniversary of the issuance date at an exercise price equal to $0.82 per share, subject to adjustments as provided under the terms of the Warrants, and will terminate on the five-year anniversary of the initial exercise date of the Warrants. The closing of the sales of these securities under the Purchase Agreement took place on December 18, 2019. The Company received net proceeds from the transactions of approximately $748,000, after deducting certain fees due to the placement agent and the Company’s estimated transaction expenses. The net proceeds received by the Company from the transactions will be used for working capital and general corporate purposes. The Warrants and the shares issuable upon exercise of the Warrants were sold without registration under the Securities Act of 1933 in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and Rule 506 promulgated under the Securities Act as sales to accredited investors, and in reliance on similar exemptions under applicable state laws.

Dawson James Securities, Inc. acted as the Company’s exclusive placement agent on a best efforts basis, in connection with the Offering. Pursuant to the terms and provisions of the engagement letter between the Company and the Placement Agent, the Company agreed to pay the Placement Agent a cash placement fee equal to 8% of the gross proceeds of the Offering, or $72,000, plus other expenses of the Placement Agent not to exceed $45,000. The Placement Agent also received five-year warrants to purchase up to a number of common shares equal to 5% of the aggregate number of shares sold in the Offering, including the warrant shares issuable upon exercise of the Warrants, which such Compensation Warrants have substantially the same terms as the Warrants sold in the Offering, except that such Compensation Warrants have an exercise price of $0.9375 per share and will terminate on the five year anniversary of the effective date of this offering.

January 2020 Private Placement

On January 8, 2020, the Company executed subscription agreements (each, a “Subscription Agreement”) in connection with a $500,000 private placement of its ordinary shares with three accredited investors (the “Offering”) at the price of $0.75 per share. The Company agreed to register the shares sold in the Offering for resale no later than 270 days after the closing of the Offering. All respective purchasers in the Offering were “accredited investors” (as such term is defined under rules and regulations promulgated under the Securities Act), and the Company sold the securities in the Offering in reliance upon an exemption from registration contained in Section 4(2) and Rule 506 under the Securities Act. There were no discounts or brokerage fees associated with this Offering. The net proceeds of the Offering will be used for working capital and general corporate purposes.

Nasdaq Compliance Update

On July 12, 2019, the Company announced that it received a written notice (the “Notice) from the Listing Qualifications department of The Nasdaq Stock Market (“Nasdaq Staff”) advising the Company that based upon the closing bid price for the Company’s shares for the past 30 consecutive business days, the Company no longer met the minimum $1.00 per share Nasdaq continued listing requirement set forth in Nasdaq Listing Rules. The notification also stated that the Company would be provided 180 calendar days, or until January 8, 2020, to regain compliance with the foregoing listing requirement. To do so, the bid price of the Company’s shares must close at or above $1.00 per share for a minimum of 10 consecutive business days prior to that date. In December 2019, the Company requested additional 180 calendar days to regain compliance with the listing requirement in compliance with the Nasdaq Listing Rule 5810(c)(3)(A)(ii)). If it appears to the Nasdaq staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, the staff will provide notice that its securities will be subject to delisting. In addition, if our common shares are delisted at some later date, our common shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our common shares might decline. If our common shares are delisted from the Nasdaq Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our shares would decline and that our shareholders would find it difficult to sell their shares.

On January 10, 2020, the Company announced that it has received a notification letter from the NASDAQ Listing Qualification Staff stating that the Staff has determined to grant the Company an additional 180 days, or until July 6, 2020 (the “Compliance Date”) to regain compliance with the minimum bid price rule by maintaining a minimum closing bid price of at least $1.00 for ten consecutive days. If the Company is not be able to regain compliance, its securities will be subject to delisting.

At the February 21, 2020 Annual Meeting, the Company’s shareholders approved, among others, a proposal to amend the Company's Memorandum of Association to effect a reverse stock split of the outstanding the Company’s common shares, at one of several split ratios, to be determined by the Board of Directors in its sole discretion, prior to the one-year anniversary of this Annual Meeting, for the purposes of regaining compliance with the NASDAQ continued listing requirements. The Company continues to monitor market conditions to determine if, when or how to exercise such authority.

On April 17, 2020, the Company received a notification from the Nasdaq Staff informing the Company that as a part of and in compliance with the most recently implemented NASDAQ initiative (effective as of April 16, 2020) to mitigate current instability of world financial markets, the Staff has determined to toll the compliance periods for bid price and market value of publicly held shares continued listing requirements (together, the “Price-based Requirements”) through June 30, 2020. As a result, for the duration of the tolling period, the Company will remain at the same stage of the compliance process and will not be subject to delisting for these concerns. Starting on July 1, 2020, the Company will receive the balance of the remaining compliance period in effect at the start of the tolling period to regain compliance. Specifically, following this tolling relief, the Company will have 81 calendar days from July 1, 2020, or until September 21, 2020, to regain compliance with the Price-based Requirements. This can be accomplished in the event the bid price of the Company’s shares close at or above $1.00 per share for a minimum of 10 consecutive business days prior to that date. At the February 21, 2020 Annual Meeting, the Company’s shareholders approved, among others, a proposal to amend the Company's Memorandum of Association to effect a reverse stock split of the outstanding the Company’s common shares, at one of several split ratios, to be determined by the Board of Directors in its sole discretion, prior to the one-year anniversary of this Annual Meeting, for the purposes of regaining compliance with the NASDAQ continued listing requirements. The Company continues to monitor market conditions to determine if, when or how to exercise such authority.

Operational Updates

The Company primarily conducts its mainland China business operations in two cities: Jinjiang City, Fujian Province, and Gao’An City, Jiangxi Province. This business is conducted through the Company’s two subsidiaries: Jinjiang Hengda Ceramics Co., Ltd. and Jiangxi Hengdali Ceramic Materials Co., Ltd. Following the COVID-19 outbreak in China, both companies were required by the local authorities to cease their operations in February 2020; the respective operations gradually resumed beginning on March 1, 2020.

•         Jinjiang Hengda Ceramics Co., Ltd. (Jinjiang City, Fujian Province) – there is a total of 280 employees at this location; no employee has been affected by the novel coronavirus. The local government maintains daily control and monitoring of traffic to Fujian province from more severely affected provinces. In general, business entities in Jinjiang province resumed their operations, with some restrictions on operations of commercial banks and municipal entities.

•         Jiangxi Hengdali Ceramic Materials Co. Ltd. (Gao’An City, Jiangxi Province) – there is a total 190 employees at this location; no employee has been affected by the novel coronavirus. As a general matter, the municipal authorities require travel registration, routine self-checks for elevated body temperature and other symptoms, with periodic reporting to such authorities.

In addition to the foregoing:

•         Most of the branches of Fujian and Jianxi commercial banks where the Company maintains bank accounts have not fully resumed their operation or otherwise have refused to perform bank confirmations for fear of contacting contaminated items.

•         Cities and municipalities where the Company’s key customers and suppliers operate maintain monitoring and compulsory quarantine policies adopted during the outbreak; a number of the Company’s key customers and suppliers are unable to provide confirmations on time.

•         The express delivery companies have not fully resumed their operations in most cities. The delivery periods have significantly extended as compared with those prior to the outbreak due to shortage of active staff. Additional disinfection and sterilization requirements are in place to prevent the potential virus transmission through courier packages.

The principle office of the Company’s auditors is located in Hong Kong Special Administrative Region of PRC (“HKSAR”). In order to prevent the COVID-19 disease outbreak in HKSAR, the government of HKSAR announced that (i) beginning on February 4, 2020, individuals, including Hong Kong residents, travelling between Hong Kong and the Mainland or between Hong Kong and other places will have to use control points at the Hong Kong International Airport, Shenzhen Bay and the Hong Kong-Zhuhai-Macao Bridge, and closed other land and water ports between mainland and HKSAR, and (ii) beginning on February 8, 2020, the Department of Health of the HKSAR issued quarantine orders to all people entering Hong Kong from the Mainland, including Hong Kong residents, Mainland residents and visitors from other places. People involved are required to stay at home or are required to find other accommodations to complete a fourteen-day compulsory quarantine. The Chief Executive of the government of the HKSAR under section 8 of the Prevention and Control of Disease Ordinance (Cap. 599) enacted the Compulsory Quarantine of Certain Persons Arriving at Hong Kong Regulation (“the Regulation”) to enforce the quarantine measure described in item (ii) above. The updated expiry date of the Regulation is midnight June 7, 2020.

The Company files this Annual Report in compliance with and reliance upon the SEC Order under Section 36 of the Securities Exchange Act of 1934, as amended, granting Exemptions from Specified Provisions of the Exchange Act and Certain Rules thereunder (SEC Release No. 34-88318/March 4, 2020). As a standard audit procedure, the auditors are required to control the confirmation procedures to ensure the effectiveness of this audit procedure, i.e. to issue confirmations to bank, customers and suppliers directly, and required the counterparties to mail back the confirmations directly to the auditors’ office. However, in light of the limited operation of the commercial banks and other business entities (especially small and medium sized entities), and the extended processing period of the express delivery service during the outbreak and subsequent recovery periods, the issuing time and related response period of audit confirmations was delayed. The recovery rate of the audit confirmations distributed (especially for those to customers and suppliers) is also expected to be lower than in previous years, as a result, additional alternative procedures would be required, such measures would also in return delay the overall audit process. The above-referenced measures had or will have adverse impacts on the timeliness to the Company’s annual audit, i.e., adversely affect the auditors’ overall on-site audit schedules as well as the timeliness of express delivery service of documents (such as audit confirmations) between mainland and HKSAR, and the filing of this Annual Report.

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

Our manufacturing facilities operated by Jinjiang Hengda Ceramics Co., Ltd. are located in Jinjiang, Fujian Province, and our manufacturing facilities operated by Jiangxi Hengdali Ceramic Materials Co., Ltd. are located in Gaoan, Jiangxi Province. Combined, these facilities currently provide an aggregate annual maximum production capacity of approximately 72 million square meters. However, our annual production capacity has been effectively reduced from 72 million square meters of ceramic tiles to 66 million square meters of ceramic tiles due to an eight-year contract to lease out one of the production lines from our Hengdali facility that we entered into in March 2016. Therefore, for the term of the eight-year lease, and as a result of two old furnaces having been put out of use at the facility, we may only produce up to 28.8 million square meters of ceramic tiles from our Hengdali facility. In 2017, Hengda retired two old furnaces; in July of 2018, Hengda retired two more old furnaces, which caused Hengda’s annual maximum production capacity to be reduced to approximately 22.8 million. Therefore, the Company’s effective annual production capacity has been effectively reduced from 72 million square meters of ceramic tiles, to 51.6 million ceramic tiles as of fiscal year end 2019. Due to a reduction in demand, as of fiscal year end 2019, we are utilizing production facilities capable of producing only 9.3 million square meters. In addition, we currently have 12 production lines of which only 3 were utilized as of fiscal year end of 2019 due to challenging macroeconomic conditions that began in the fourth quarter of 2012. Each production line is optimized to manufacture specific size ranges to maximize efficiency and output.

We primarily sell our products through an exclusive distributor network or directly to property developers. We have long-term relationships with our customers; most of our top ten customers in 2019 have been purchasing from us for over ten years. We have been in discussions with some large property developers in China to be their exclusive or primary provider of ceramic tiles and, although no arrangements or agreements have been entered into, we expect to enter into arrangements of that type in the foreseeable future.

We focus our research and development efforts on developing innovative and environmentally friendly products. We own eighteen utility model patents. Our stringent tile management and marketing efforts have created a strong business reputation and high brand awareness as demonstrated by us receiving the “Chinese Well-Known Trademark” award from the Intermediate People’s Court of Xiangtan City and “Asia’s 500 Most Influential Brands 2014” award from the World Brand Laboratory.

Our Industry

We operate in the Chinese ceramic tile industry which is fragmented, highly competitive and closely tied to the PRC economy. Although there is little industry data available, management believes from its knowledge of other manufactures that it is one of the largest PRC-based manufacturers of ceramic tiles.

In 2019, China’s gross domestic product (GDP) totaled approximately $14.1 trillion and was the world’s second largest economy after the United States. China’s 2019 GDP grew by 6.1% compared to 6.6% annual GDP growth in 2018, and we believe that construction and real estate development will continue to be a key driver behind China’s GDP growth with property investment and related industries constituting a significant percentage of its GDP. Demand for ceramic tile product depends upon and directly correlates to activity in the construction and real estate development industries. The ceramic tile industry’s two primary markets in the PRC are residential construction applications and commercial construction applications.

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

We believe that the real estate and the construction and building materials sectors continue to be vital to sustaining China’s economy growth. The Chinese Government is intent upon curbing real estate speculation and stabilizing prices by pronouncing that real estate is for habitation versus speculation and by promoting affordable housing and inexpensive rental housing. However, from time to time the Chinese government has also taken various actions to stimulate real estate development and home purchases which include interest rate cuts, lowering the reserve requirement ratio for banks, lowering first home down payment ratios and cutting the minimum capital ratio for fixed asset investments to aid property developers.

Although the Chinese Government’s measures have helped to sustain the real estate sector, there is an oversupply of building material companies which has exacerbated occasional slowdowns in construction activity.

Commencing in the fourth quarter of 2012, we began experiencing challenging market conditions in China’s real estate and construction markets which resulted in a marked decrease of our sales volume of our ceramic tile products. Beginning in December 2012, we began reducing the selling price of our ceramic tile products to be competitive in the market and to maintain market share. For fiscal 2013, our full year revenue was down 35.4% as compared to fiscal 2012 full year revenue, resulting from a 24.8% decrease in the sales volume of our ceramic tiles and a 14.1% decline in our average selling price. In fiscal 2014, we began emerging from the sector downturn that occurred in late 2012 due to challenging macroeconomic conditions. For fiscal 2014, our full year revenue increased 11.2% as compared to fiscal 2013 resulting from a 1.2% increase in the sales volume of our ceramic tiles and a 9.7% increase in our average selling price. However, for fiscal 2015, our full year revenue decreased by 2.0% as compared to fiscal 2014 resulting from a 5.8% decrease in the sales volume of our ceramic tiles somewhat offset by a 4.2% increase in our average selling price. The decrease in revenue in fiscal 2015 as compared to fiscal 2014 was primarily due to a substantial decline in business activity in the fourth quarter of 2015 as compared to the fourth quarter of 2014. The Company’s sales volume of 6.7 million square meters represented a 13.0% reduction in sales volume from the 7.7 million square meters recorded in the fourth quarter of 2014. The average selling price in the fourth quarter of 2015 rose 0.3% to 31.2 per square meter of ceramic tile as compared to the fourth quarter of 2014 as we had been able to retain our pricing power. The increase in average selling price in the fourth quarter of 2015 represents eight consecutive quarters of period over year-ago period growth in average selling price. However, business conditions became very challenging since the beginning of 2016. For fiscal 2016, our full year revenue decreased by 22.0% as compared to fiscal 2015 resulting from a 12.9% decrease in the sales volume of our ceramic tiles and an 11.5% decrease in our average selling price. The decrease in revenue in fiscal 2016 as compared to fiscal 2015 was primarily due to continued challenging market conditions and an overall decline in business activity. Consequently, beginning on July 1, 2016, we reduced the selling price of certain of our slow- moving products by 10% with the goal to turn some of this inventory into cash. Beginning on October 1, 2016, in order to generate sales and move inventory, we instituted a 20% reduction of our slow-moving products. This further price reduction led to a 35% increase in our sales volume to 9.00 million square meters in the fourth quarter of 2016 compared to 6.68 million square meters for the same period of 2015. However, the average selling price in the fourth quarter of 2016 fell 28.2% to RMB 22.4 per square meter of ceramic tile as compared to the fourth quarter of 2015 due to the price discounting instituted at the beginning of the fourth quarter. The decreases in average selling price in beginning in the third quarter of 2016 reversed eight consecutive quarters of period over year-ago period growth in this metric. Business conditions continued to be challenging in fiscal 2017 as we experienced a year-over-year 6.5% decrease to RMB 25.8 in our average selling price as compared to RMB 27.6 for fiscal 2016. However, due to competitive pricing and the strong sales of our porcelain ceramic tiles, we were able to generate a 10.6% increase in sales volume to 30.8 million square meters of ceramic tiles in 2017 from 28.8 million square meters of ceramic tiles for fiscal 2016. In fiscal 2018, we experienced difficult market conditions, especially in the second half of the year, which resulted in a 44.6% decline in sales volume as compared to fiscal 2017. In an effort to bolster sales, in July of 2018, we decreased the pricing of our ceramic tile products by an average of 10%, but certain core products maintained their pricing levels which resulted in a 9.4% increase to RMB 28.2 in our average selling price as compared to RMB 25.8 for fiscal 2017. In October 2019, we decreased the pricing of our ceramic tile products by an average of 15%. This resulted in a 26% increase in our sales volume for the second half of 2019 as compared to the same period of 2018. For the full fiscal year 2019 revenue decreased by 34.2% as compared to fiscal 2018 mainly due to the 27.0% decrease in sales volume resulting from the continued slowdown of China’s economy, especially in the manufacturing sector and the real estate industry.

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

Importance of distributors

The majority of exterior ceramic tile manufacturers do not have sufficient resources to provide their own sales coverage nationwide and rely heavily on local distributors. As competition has intensified, many manufacturers have started to bid directly to real-estate developers for large construction projects. Our direct sales represented 0%, 4% and 11% of total sales in 2019, 2018 and 2017, respectively and market participants expect that this share could increase, placing a premium on a manufacturer’s internal sales force while requiring product lines with greater flexibility to meet customer demands.

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

China Ceramics’ Products

Currently, all of our products are exterior wall ceramic tiles.  We produce five types of ceramic tiles:

Porcelain tiles:  Porcelain tiles are fired at extreme temperatures and are therefore stronger and harder than other types of ceramic tiles. The material and the color are the same throughout and porcelain tiles are extremely durable. Although porcelain tiles have a matte surface, they absorb less water than other ceramic tiles, and as such, they are a superior solution for exterior tiling where there is frequent exposure to moisture.

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

In fiscal 2015, we constructed a new production line to manufacture glazed brick ceramic tiles in our Hengdali facility, which we believe will be an attractive addition to our current product portfolio. This new product is engineered to be competitively priced and a highly effective roofing solution for both high rise apartment buildings and housing projects, and it complements our existing ceramic tile building siding products. In fiscal 2019, the Company today announced that it has developed a new type of exterior ceramic tile designed to cool indoor temperatures of buildings. The Company intends for this new product, when fully tested and receives its certification, to target the Southeast Asia market due to the region’s generally hot and wet climate. The Company anticipates utilizing existing production lines in its Hengdali facility to manufacture the new ceramic tiles. The new ceramic tiles are designed to allow air to pass through its surface which the Company believes that this makes this product a well-suited material for designing evaporative cooling systems and an energy efficient building materials solution for both high rise apartment buildings and general housing.

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

Focus on Tier II and Tier III Cities

Because of recent efforts by the PRC government to tighten monetary policy and constrain real estate prices in the “Tier-I” cities such as Beijing, Shanghai, Shenzhen, and Guangzhou, we believe the outlook for our business has improved, given our concentration in Tier-II and Tier-III cities. Approximately 0% of our revenue in the year ended December 31, 2019 was from sales of our products for use in projects in Tier-I cities, and we expect any weakness in the Tier-I cities to be offset by continued demand growth in the Tier-II and Tier-III cities, driven by urbanization trends as well as by the PRC government’s commitment to low-income housing.

Long-Term Sales Relationships

We have established an extensive distributor network and long-term customer relationships, where most of Hengda’s top ten customers in 2019 have been purchasing from us for over 10 years each.

Experienced Management Team

Our experienced, professional and dedicated management team brings a wealth of knowledge to our day-to-day operations and provides us with strategic direction and many years of experience in the ceramic industry.

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

Focus on Research and Development

We have devoted substantial resources to establishing research and development capabilities in an effort to improve our products and diversify our product mix. Our R&D team has developed over 2000 types of different product combinations. As of the date of this Annual Report, we own eighteen utility model patents. “Utility model patents” means any new technical solution relating to the shape, the structure, or their combination, of a product, which is fit for practical use. In addition, we were awarded a “High-tech Enterprise Certificate” in 2007 from Fujian Provincial Department of Science and Technology, affirming our innovations in the industry. As of December 31, 2019, our research and development team includes 7 employees and focuses on new products as well as developing energy and resource efficient production methods.

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

Evaluating Opportunities to Increase Exports

Currently, we export approximately 0.63% of our products through PRC trading companies. We intend to increase the exported volume of our products with additional PRC trading companies and by promoting our products in regional and international trade shows with a focus on direct selling efforts to property developers in the PRC.

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

Quality Control & Assurance

The quality of our products is critical to our continued growth and success. In July 2002, our Hengda facility received ISO 9001:2000 accreditation, an international certification certificate, acknowledging our quality control process. Quality control procedures begin at the receipt of raw materials and continue throughout the manufacturing process ending with a final quality check prior to packaging. Our employees are required to undergo internal training regarding our quality control policies, targets and procedures, as well as production and processing techniques. As of December 31, 2019, our quality assurance team consisted of 13 members.

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

Customers, Sales & Marketing

We primarily sell our products through an exclusive distributor network or directly to property developers. Distributors are located in major cities such as Shanghai, Beijing, and Shenyang and second and third tier cities such as Chengdu, Haikou, Hefei, Tianjin, Wuhan and other rural areas in the PRC. We have long-term relationships with many of our customers; most of our top ten customers in 2019 have been purchasing from us for several years.

The following table sets forth revenues by geographic market and the related percentage for the years ended 2017, 2018 and 2019:

Geographic	2017		2018		2019
Market	RMB’000	Percentage	RMB’000	Percentage	RMB’000	Percentage
PRC	772,221	94.0%	475,413	95.0%	326,561	99.7%
Japan	7,072	0.9%	3,113	0.6%	1,020	0.3%
Burma	4,519	0.5%	2,840	0.6%	-	-%
India	6,172	0.8%	2,393	0.5%	-	-%
Korea	4,213	0.5%	2,673	0.5%	-	-%
Thailand	4,031	0.5%	2,122	0.4%	-	-%
Hong Kong	5,743	0.7%	1,661	0.3%	-	-%
Spain	2,836	0.4%	1,013	0.2%	-	-%
Turkey	2,786	0.3%	1,358	0.3%	-	-%
South Africa	2,573	0.3%	1,495	0.3%	-	-%
Sierra Leone	1,870	0.2%	935	0.2%	-	-%
Ghana	1,906	0.2%	866	0.2%	-	-%
Russia	2,280	0.3%	709	0.1%	-	-%
Morocco	1,737	0.2%	773	0.2%	-	-%
Great Britain	1,833	0.2%	825	0.2%	-	-%
Total	821,792	100%	498,189	100%	327,581	100%

The following table sets forth revenue for our major customers and the related percentage of our net revenue for the years 2017, 2018 and 2019:

	2017
Customer Name	RMB’000	Percentage
Foshan City Jundian Ceramics Co., Ltd.	86,249	10.5%
Fuzhou Chuanpin Materials Co., Ltd.	54,785	6.7%
Xiamen Xinrui Materials Co., Ltd.	64,216	7.8%
Chengdu City Dehui Construction Materials Co., Ltd.	57,005	6.9%
Yangzhou Qiyang Trading Co., Ltd	25,161	3.1%
Kunming Minhengda Trading Co. Ltd.	13,083	1.6%
Nanjing Huli Construction Materials Co., Ltd.	44,946	5.5%
Liuzhou City Shengquanda Trading Co., Ltd	28,906	3.5%
Shangrao New Fangyuan Materials Co., Ltd.	34,377	4.2%
Beihai Jinligao Materials Co., Ltd.	14,619	1.8%

	2018
Customer Name	RMB’000	Percentage
Foshan City Jundian Ceramics Co., Ltd.	65,815	13.2%
Gaoan Hechang Trading Co., Ltd.	33,065	6.6%
Xiamen Xinrui Materials Co., Ltd.	45,971	9.2%
Chengdu City Dehui Construction Materials Co., Ltd.	42,285	8.5%
Yangzhou Qiyang Trading Co., Ltd	20,079	4.0%
Gaoan JinfaTrading Co. Ltd..	29,884	6.0%
Nanjing Huli Construction Materials Co., Ltd.	22,770	4.6%
Liuzhou City Shengquanda Trading Co., Ltd	23,084	6.0%
Shangrao New Fangyuan Materials Co., Ltd.	8,022	1.6%
Wuhan Dashunkai Materials Co., Ltd.	19,613	3.9%

	2019
Customer Name	RMB’000	Percentage
Foshan City Jundian Ceramics Co., Ltd.	56,128	17.1%
Xiamen Xinrui Materials Co., Ltd.	40,189	12.3%
Chengdu City Dehui Construction Materials Co., Ltd.	36,056	11.0%
Gaoan Hechang Trading Co., Ltd	25,383	7.7%
Gaoan Jinfa Trading Co. Ltd.	23,781	7.3%
Wuhan Dashunkai Materials Co., Ltd.	18,123	5.5%
Liuzhou City Shengquanda Trading Co., Ltd	17,837	5.4%
Zhengzhou Qiyang Trading Co.,Ltd	17,190	5.2%
Kunming Wuye Trading Co., Ltd.	14,586	4.5%
Xieli (Fujian) Co., Ltd.	11,312	3.5%

Our business and profitability are not materially dependent on any industrial, commercial or financial contract with any of our customers. None of our directors or executive officers or their respective affiliates has any interest, direct or indirect, in any of our customers.

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

In the future, we intend to participate in international trade fairs and seminars from time to time to promote our brand and products, and to establish a network with industry professionals outside the PRC. To augment our plan to expand our markets internationally, our products will also be advertised on and available to purchase on the Internet. As of December 31, 2019, our Sales and Marketing Department had 52 employees.

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

As of December 31, 2019, our backlog was nil attributable to the novel coronavirus pandemic and the disruption of normal business activities.

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

Our major suppliers for the last three years are set forth in the table below, and except for Jinjiang Xinao Gas Company Limited and Foshan City Sanshui Baoligao Inorganic Materials Co., Ltd., no suppliers accounted for more than 10% of our total purchases of raw materials and energy sources for the years ended December 31, 2017, 2018 and 2019. Our business or profitability is not materially dependent on any industrial, commercial or financial contract with any of our suppliers.

The following chart lists our major suppliers and the related percentage of our total purchases of raw materials and energy sources in fiscal years 2017, 2018 and 2019:

		2017		2018		2019
Supplier Name	Type	RMB’000	Percentage	RMB’000	Percentage	RMB’000	Percentage

Jinjiang Xinao Gas Company Limited	Gas	69,248	9.4%	36,050	10.9%	21,970	10.5%
Quanzhou Like Ceramic Materials Co., Ltd.	Color	53,493	7.3%	10,573	3.1%	9,920	4.7%
Foshan City Nanhai Huaxiong Ceramic Materials Co., Ltd.	Color	38,403	5.2%	30,843	9.2%	24,443	11.7%
Fengxin Huafeng Ceramic Co., Ltd.	Clay	52,853	7.2%	31,275	9.4%	28,419	13.6%
Yongchun Junjie Mining Co., Ltd.	Coal	58,893	8.0%	34,351	10.3%	26,551	10.3%
Foshan City Nanhai Zhongtai Glaze Production Plant	Color	14,449	2.0%	30,843	9.3%	-	-%
Foshan City Sanshui Golden Eagle Inorganic Materials Co., Ltd.	Color	39,922	5.4%	25,975	7.8%	29,088	13.9%
Fujian Nanping Minning Mining Exploitation Co., Ltd.	Clay	30,899	4.2%	18,023	5.4%	10,524	5.0%

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

Our research and development costs were approximately RMB 0.94 million, RMB 0.76 million, and RMB 6.38 million for fiscal years 2017, 2018 and 2019. From time to time, we may enter into collaboration agreements with research institutes to develop new products or improve our production process. As of December 31, 2019, our R&D department had 7 employees.

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

Patents

We currently own twenty-two utility model patents in the PRC for exterior wall tiles, which were applied for in November of 2007, July of 2011 and November of 2012 respectively. A “utility model patent” is a new technical solution relating to the shape, the structure, or their combination, of a product, which is fit for practical use. Utility model patents have a ten-year term from the application date.

Except as disclosed above, as of December 31, 2019, our business or profitability is not materially dependent on any other trademarks, copyrights, registered designs, patents, grant of licenses from third parties, new manufacturing processes or other intellectual property rights.

Environmental

We are subject to various environmental regulations with respect to noise and air pollution and discharge of hazardous materials. We are also subject to periodic inspection. Our Hengda facility obtained a Temporary Pollutant Discharge Permit (No.350582-2014-000260) granted by Jinjiang City Environmental Protection Bureau that expired on May 1, 2016, and we are currently in the process of applying for the renewal of the permit. The permit is subject to annual renewal. We are currently in the process of applying for a Pollutant Discharge Permit for our Hengdali production facility. We are not subject to any pending actions of alleged violations of applicable PRC environmental laws. If the Pollutant Discharge Permit is not issued and Hengdali discharges pollutants, Hengdali may be warned, ordered to stop discharging pollutants, and/or fined by the environmental protection agency.

Legal Proceedings

We are currently not involved in any legal proceedings; nor are we aware of any claims that could have a material adverse effect on our business, financial condition, results of operations or cash flows.

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

The following chart illustrates China Ceramics’ organizational structure as of December 31, 2019:

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

On November 20, 2019, Vast Elite incorporated a 100% owned subsidiary Chengdu Future Talented Management and Consulting Co, Ltd (“Chengdu Future”) in China. Chengdu Future is engaged in the business management and consulting services.

On December 3, 2019, Success Winner incorporated a 100% owned subsidiary Antelope Enterprise Holdings Limited (“Antelope Holdings”) in Hong Kong. Antelope Holdings only serves the purpose as a holding company.

At the February 21, 2020 Annual Meeting, the Company’s shareholders approved, among others, a proposal to amend the Company's Memorandum of Association to effect a reverse stock split of the outstanding the Company’s common shares, at one of several split ratios, to be determined by the Board of Directors in its sole discretion, prior to the one-year anniversary of this Annual Meeting, for the purposes of regaining compliance with the NASDAQ continued listing requirements. The Company continues to monitor market conditions to determine if, when or how to exercise such authority.

D.	Property, plant and equipment

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

During 2014, our Hengda facility was required by the local governmental entity to begin using natural gas to operate the facility, as opposed to coal. This mandated change in fuel source is part of a province-wide (and country-wide) effort to reduce pollution. This change resulted in our incurring a one-time charge of approximately RMB 5.6 million (US$ 0.9 million) in December 2013, and will increase our cost of goods produced at that facility because natural gas is a more expensive energy source than coal. Fuel source (comprising coal and natural gas) accounted for 12.9% and 12.1% of the total cost of sales in 2018 and 2019, respectively. There is no assurance that in the future our other production facilities will not be required to make similar modifications which could have similar adverse effects on our operations.

In 2015, we began renovating the showroom in our Hengda facility (the Hengda Exhibition Hall) that is a valuable resource for the marketing and promotion of our extensive line of building material products. We believe that upgrading this showroom will enable us to continue to secure significant new contracts for our products, especially from larger property developers. Capital expenditures for the new renovations to the Hengda Exhibition Hall were RMB 3.9 million (US$ 0.6 million) in the third quarter of 2015 and RMB 6.6 million (US$ 1.0 million) in the fourth quarter of 2015, with no unpaid balances as of December 31, 2015. The total cost of the renovations, which were completed in the fourth quarter, was RMB 10.5 million (US$ 1.6 million). We also constructed a new production line to manufacture glazed brick ceramic tiles in our Hengdali facility. Capital expenditures for the new line were RMB 18.6 million (US$ 2.9 million) in the third quarter of 2015 and RMB 130.1 million (US$ 20.1 million) in the fourth quarter of 2015, with no unpaid balances as of December 31, 2015. The total cost of the new production line was RMB 148.7 million (US$ 23.0 million). In March 2016, we entered into an eight-year contract to lease out one of the production lines from our Hengdali facility. The production line has the capacity to produce approximately 10 million square meters of ceramic tiles annually. The term of the contract is from March 1, 2016 to February 29, 2024, and the contract stipulates for the receipt of rental income of RMB 15.0 million (US$ 0.5 million) per year, including 6% value added tax. The purpose of this arrangement was to generate income from the unused production capacity. Therefore, for the term of the eight-year lease, and as a result of two old furnaces having been put out of use at the facility, we may only produce up to 28.8 million square meters of ceramic tiles from our Hengdali facility. In 2017, Hengda retired two old furnaces; in July of 2018, Hengda retired two more old furnaces, which caused Hengda’s annual maximum production capacity to be reduced to approximately 22.8 million. Therefore, the Company’s effective annual production capacity has been effectively reduced from 72 million square meters of ceramic tiles, to 51.6 million ceramic tiles as of fiscal year end 2019.

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

China Ceramics, through its operating subsidiaries, is a leading PRC-based manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles sold under the “HD” or “Hengda”, “HDL” or “Hengdali”, “TOERTO” and “WULIQIAO” brands, are available in over two thousand styles, colors and size combinations. Currently, we have five principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, and (v) polished glazed tiles. Porcelain tiles are our best-selling products, accounting for 76.12% and 70.40% of our total revenue for the years ended December 31, 2019 and 2018, respectively.

The Company’s combined facilities currently provide an aggregate annual maximum production capacity of approximately 51.6 million square meters (excluding 10 million square meters that is leased out) as of December 31, 2019. In March 2016, the Company entered into an eight-year contract to lease out one of the production lines from its Hengdali facility. The production line has the capacity to produce approximately 10 million square meters of ceramic tiles annually. The term of the contract is from March 1, 2016 to February 29, 2024. The Company believes that it is prudent to generate income from its unused production capacity from a third party rather than let it remain idle. Therefore, for the term of the eight-year lease, the Company may only produce up to 28.8 million square meters of ceramic tiles from its Hengdali facility. In 2017, Hengda retired two old furnaces; in July of 2018, Hengda retired two more old furnaces, which caused Hengda’s annual maximum production capacity to be reduced to approximately 22.8 million, and total effective annual production capacity to 51.6 million ceramic tiles for both Hengda and Hengdali at December 31, 2019.

Due to currently challenging economic conditions, for the year ended December 31, 2019, we utilized production facilities capable of producing 12.42 million square meters ceramic tiles, as compared with the year ended December 31, 2018, when we utilized production facilities capable of producing 16.9 million square meters, During the year ended December 31, 2019, we had 12 production lines available for production and utilized seven production lines during the peak season. As of December 31, 2019, we had twelve production lines available for production, two of which were in use as of December 31, 2019. When in operation, each production line is optimized to manufacture specific size ranges to maximize efficiency and output.

On November 20, 2019, we incorporated a 100% owned operating subsidiary Chengdu Future Talented Management and Consulting Co, Ltd (“Chengdu Future”) in China. Chengdu Future is engaged in the business management and consulting services.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China. The World Health Organization has declared the outbreak to constitute a “Public Health Emergency of International Concern” and a global pandemic. We experienced (and continue to experience) significant adverse impacts resulting from COVID-19 pandemic and the related public health orders. The COVID-19 pandemic is disrupting supply chains and affecting production and sales across a range of industries as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. Our factories were closed from the beginning of the Lunar New Year Holiday through the end of February. We are also experiencing reduced demand for our products and an increased level of purchase order cancellations as a result of the COVID-19 pandemic. We expect that the impact of the COVID-19 outbreak will have a material adverse impact on the demand of our products. Because of the significant uncertainties surrounding the COVID-19 pandemic, the related financial impact cannot be reasonably estimated at this time.

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of and for the year ended December 31, 2019 and has been prepared based on the consolidated financial statements of China Ceramics Co., Ltd. and its subsidiaries. The consolidated financial statements of China Ceramics Co., Ltd. and its subsidiaries have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, or “IASB.” The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments that have been measured at fair value.

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

Results of Operations

The following table sets forth our financial results for the years ended December 31, 2017, 2018 and 2019, respectively:

RMB(‘000)	2017	2018	2019
Revenue	821,792	498,189	327,581
Cost of sales	(771,438)	(499,355)	(246,255)
Gross profit	50,354	(1,166)	81,326
Other income	14,253	14,637	14,636
Other expenses	(5,220)	(1,461)	-
Selling and distribution expenses	(11,962)	(11,026)	(11,321)
Administrative expenses	(17,249)	(17,990)	(25,111)
Bad debt expense	(71,565)	(316,438)	(68,660)
Loss from asset devaluation	(36,683)	(85,021)
Finance costs	(213)	-	(315)
Loss before taxation	(78,285)	(418,465)	(9,445)
Income tax expenses	(9,741)	(209)	(56)
Loss attributable to shareholders	(88,026)	(418,674)	(9,501)

Description of Selected Income Statement Items

Revenue.  We generate revenue from the sales of ceramic tiles, including porcelain tiles, glazed porcelain tiles, glazed tiles, rustic tiles and polished glazed tiles, net of rebates and discounts. For the past three fiscal years, the second and third calendar quarters have been the peak season of the property developing industry, and, therefore, our quarterly sales are usually highest from May to September compared to the rest of the year. Conversely, our sales were lower between the months of January to March. This is because property developing activities tend to be low due to the effects of cold weather and the PRC Spring Festival. Beginning on July 1, 2016, we reduced the selling price of certain of our slow-moving products by 10% with the goal of turning some of this inventory into cash. Beginning on October 1, 2016, in order to generate sales and move inventory, we instituted a 20% reduction in price of our slow-moving products. However, in 2017, we increased the pricing of our ceramic tile products by an average of 20%. Although we increased our average selling price twice with 10% product raises in 2017, we were not able to return to the price levels achieved prior to 2016. In April of 2018, we increased the pricing of our ceramic tile products by an average of 5%, but the sales did not improve as we expected, but decreased sharply due to a slowdown of the real estate industry. Therefore, we decreased the pricing of our ceramic tile products by an average of 10% in July 2018 to respond to the difficult market conditions. In October 2019, we further decreased the pricing of our ceramic tile products by an average of 15%. However, while the 15% price decrease in October 2019 helped boost sales volume in the latter half of the fiscal year, it did not offset the fall in our sales volume due to deteriorating market conditions that persisted through the entire year 2019. Revenue decreased by 34.2% for the year ended December 31, 2019, as compared to the year ended December 31, 2018, mainly due to the 27.0% decrease in sales volume resulting from the continued slowdown of China’s economy, especially in the manufacturing sector and the real estate industry.

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

Clay is a key material for making ceramic tiles, and accounted for approximately 22.4% and 21.3% of our cost of sales for the years ended December 31, 2019 and 2018, respectively. Fujian and Jiangxi Provinces, where our production facilities are located, are the largest clay resources areas in China and clay supply is stable and sufficient for our production and planned production.

Dyes are another key material for making ceramic tiles, and accounted for approximately 22.2% and 27.4% of our cost of sales for the years ended December 31, 2019 and 2018, respectively. A number of dyes are used in ceramic tiles, and the prices of different dyes have experienced fluctuations over the past few years.

Coal is another key material for making ceramic tiles during the firing stage. Coal accounted for approximately 6.5% and 6.2% of our cost of sales for the years ended December 31, 2019 and 2018, respectively. We have long-term relationships with our coal suppliers. The price of coal has experienced fluctuations over the past few years. The Company’s Hengda facility used natural gas instead of coal for manufacturing ceramic tiles, and natural gas accounted for approximately 5.6% and 6.6% of our cost of sales for the years ended December 31, 2019 and 2018.

Other income and other expenses.  Other income consists of interest income, foreign exchange gain/loss, gain on disposal of equipment and rental income by leasing out one of its production lines. Other expenses primarily consist of the loss on disposal of equipment and the depreciation by leasing out one of our production lines. In addition, we had RMB 109,000 technology consulting income from our newly incorporated subsidiary Chengdu Future during the year ended December 31, 2019.

Selling and distribution expenses.  Selling and distribution expenses consist of payroll, traveling expenses, transportation and advertising expenses incurred by our selling and distribution team.

Administrative expenses.  Administrative expenses consist primarily of R&D expense, employee remuneration, payroll taxes and benefits, general office expenses, depreciation. We expect administrative expenses to remain constant as compared to the prior year; however, we had increased R&D expenses for developing new products in 2019.

Income taxes. Our subsidiaries in the PRC are subject to the PRC Enterprise Income Tax Law, and the applicable income tax rate pursuant to such law for the years ended December 31, 2019 and 2018 is 25%.

Results of Operations

Fiscal Year Ended 2019 Compared to the Fiscal Year Ended 2018

Revenue.  The following table sets forth the breakdown of revenue, by product categories, for the years ended December 31, 2019 and 2018

Revenue RMB (000)	2018	Percentage	2019	Percentage
Porcelain	350,749	70.4%	249,355	76.1%
Glazed Porcelain	11,031	2.2%	5,975	1.8%
Glazed	9,973	2.1%	6,323	1.9%
Rustic	56,264	11.2%	40,507	12.4%
Polished Glazed	70,172	14.1%	25,421	7.8%
Total	498,189	100.0%	327,581	100.0%

Revenue was to RMB 327.6 million (US$ 47.4 million) for the year ended December 31, 2019, compared to RMB 498.2 million (US$ 75.4 million) for the year ended December 31, 2018, representing a decrease of RMB 170.6 million, or 34.2%. The decrease in revenue was primarily due to the decrease in sales volume of 27.0% and a decrease in average selling price of 9.9%. The decrease in sales resulted from the continued slowdown of China’s economy as China’s GDP growth rate decreased to 6.1% in 2019, the lowest figure since 1990, and both the manufacturing sector and the real estate industry were affected by the weaker economy.

Porcelain tiles. Revenue from the sales of porcelain tiles decreased 28.9%, from RMB 350.7 million (US$ 53.1 million) for the year ended December 31, 2018 to RMB 249.4 million (US$ 36.1 million) for the year ended December 31, 2019. The decrease was primarily attributable to a decrease in our sales volume for the year of 2019 as compared to the same period of 2018. Porcelain tiles for exterior walls are still our most popular product and have the largest market potential of all of our tiles. We expect porcelain tiles to continue to be our key product for the foreseeable future.

Glazed porcelain tiles. Revenue from glazed porcelain tiles decreased 45.8%, from approximately RMB 11.0 million (US$ 1.7 million) for the year ended December 31, 2018 to RMB 6.0 million (US$ 0.9 million) for the year ended December 31, 2019.

Glazed tiles. Revenue from glazed tiles decreased 36.6%, from RMB 10.0 million (US$ 1.5 million) for the year ended December 31, 2018 to RMB 6.3 million (US$ 0.9 million) for the year ended December 31, 2019.

Rustic tiles. Revenue from rustic tiles decreased 28.0%, from RMB 56.3 million (US$ 8.5 million) for the year ended December 31, 2018 to RMB 40.5 million (US$ 5.9 million) for the year ended December 31, 2019.

Polished glazed tiles. Revenue from polished glazed tiles decreased 63.8%, from RMB 70.2 million (US$ 10.6 million) for the year ended December 31, 2018 to RMB 25.4 million (US$ 3.7 million) for the year ended December 31, 2019. We began selling polished glazed tiles in the second quarter of 2011. We believe that this product represents both a functional and cost-effective replacement for actual marble or stone materials used in a decorative fashion inside homes. The polished glazed tiles are larger than our other tiles and we believe that demand for this series will increase in the future.

Cost of sales. The following table sets forth the breakdown of cost of sales, by product segment, for the years ended December 31, 2019 and 2018:

Cost of sales RMB (‘000)	2018	Percentage	2019	Percentage
Porcelain	350,644	70.2%	187,176	76.0%
Glazed Porcelain	12,285	2.5%	5,379	2.2%
Glazed	10,368	2.1%	4,711	1.9%
Rustic	55,093	11.0%	29,293	11.9%
Polished Glazed	70,965	14.2%	19,696	8.0%
Total	499,355	100.00%	246,255	100.00%

Cost of sales was RMB 246.3 million (US$ 35.6 million) for the year ended December 31, 2019 compared to RMB 499.4 million (US$ 75.6 million) for the year ended December 31, 2018, representing a decrease of RMB 253.1 million, or 50.7%. The decrease in cost of sales was primarily due to decreased sales and production, and the decrease in inventory provision.

Gross profit. The following table breaks down of our gross profit (loss) and gross profit (loss) margin by product segment for the years ended December 31, 2019 and 2018:

	2018		2019
RMB (‘000)	Gross Profit (Loss)	Profit (Loss) Margin	Gross Profit	Profit Margin
Porcelain	105	0.0%	62,179	24.9%
Glazed Porcelain	(1,254)	(11.4)%	596	10.0%
Glazed	(395)	(4.0)%	1,612	25.5%
Rustic	1,171	2.1%	11,214	27.7%
Polished Glazed	(793)	(1.1)%	5,725	22.5%
All products	(1,166)	(0.2)%	81,326	24.8%

Gross profit was RMB 81.3 million (US$ 11.8 million) for the year ended December 31, 2019, as compared to a gross loss of RMB 1.2 million (US$ 0.2 million) for the year ended December 31, 2018, a decrease of RMB 82.5 million.

Other income. Other income for the year ended December 31, 2019 was RMB 14.6 million (US$ 2.1 million), as compared to RMB 14.6 million (US$ 2.2 million) for the same period of 2018. For both 2019 and 2018, other income was mainly the leasing income from leasing out one of the production lines from our Hengdali facility pursuant to an eight-year lease contract. In addition, we had RMB 109,000 technology consulting income from our newly incorporated subsidiary Chengdu Future during the year ended December 31, 2019.

Selling and distribution expenses. Selling and distribution expenses were RMB 11.3 million (US$ 1.6 million) for the year ended December 31, 2019, compared to RMB 11.0 million (US$ 1.7 million) for the year ended December 31, 2018, representing an increase of RMB 295,000, or 2.7%.

Administrative expenses. Administrative expenses were RMB 25.1 million (US$ 3.6 million) for the year ended December 31, 2019, compared to RMB 18.0 million (US$ 2.7 million) for the year ended December 31, 2018, representing an increase of RMB 7.1 million, or 39.6%. The increase in administrative expenses was primarily due to increased research and development expenses of RMB 6.4 million and increased consultant fee of RMB 0.8 million. which was partly offset by an RMB 0.1 million decrease in meal and entertainment expenses.

Bad debt expense. Bad debt expense was RMB 68.7 million (US$ 10.0 million) for the year ended December 31, 2019, compared to RMB 316.4 million (US$ 47.9 million) for the year ended December 31, 2018. We recognize a loss allowance for expected credit loss on our financial assets, primarily on trade receivables, which are subject to impairment under IFRS 9, Financial Instruments, first effective for year 2018. We believe that we have undertaken appropriate measures to resolve the bad debt expense. We will continue to review each of our customers for credit quality as well as assiduously test their accounts receivables balances in each upcoming fiscal period.

Finance costs. Finance costs were RMB 315,000 (US$ 0.05 million) for the year ended December 31, 2019, compared to nil for the year ended December 31, 2018. The increase was mainly due to the interest expense on lease liabilities. We adopted IFRS 16 during the year ended December 31, 2019, and recognized lease liabilities in relation to leases which had previously been classified as “operating leases”. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The difference between the actual payment and lease liabilities was the interest expense.

Other expenses. Other expenses were RMB nil (US$ nil) for the year ended December 31, 2019, as compared to RMB 1.5 million (US $0.2 million) for the year ended December 31, 2018, representing a decrease of RMB 1.5 million or 100.0%. The decreased other expenses were mainly due to decreased depreciation expense resulting from the fixed asset write-off due to impairment that occurred in the year ended December 31, 2018.

Loss before taxation. Loss before taxation was RMB 9.4 million (US$ 1.4 million) for the year ended December 31, 2019, as compared to a loss before taxation of RMB 418.5 million (US$ 63.3 million) for the year ended December 31, 2018. The decrease in loss before taxation was mainly due to decreased bad debt expense and decreased loss from assets devaluation for the year ended December 31, 2019.

Income taxes. We incurred an income tax expense of RMB 56,000 (US$ 8,000) for the year ended December 31, 2019 compared to an income tax expense of RMB 209,000 (US$ 31,000) for the year ended December 31, 2018. Our PRC statutory enterprise income tax rate was 25% for the year ended December 31, 2019 and 2018.

Loss attributable to shareholders. Loss attributable to shareholders was RMB 9.5 million (US$ 1.4 million) for the year ended December 31, 2019, as compared to a loss attributable to shareholders of RMB 418.7 million (US$ 63.4 million) for the year ended December 31, 2018. The decrease in net loss attributable to shareholders in 2019 was for the reasons described above.

 Fiscal Year Ended 2018 Compared to the Fiscal Year Ended 2017

Revenue.  The following table sets forth the breakdown of revenue, by product categories, for the years ended December 31, 2018 and 2017:

Revenue RMB (000)	2017	Percentage	2018	Percentage
Porcelain	555,642	67.6%	350,749	70.4%
Glazed Porcelain	32,063	3.9%	11,031	2.2%
Glazed	35,021	4.3%	9,973	2.1%
Rustic	81,354	9.9%	56,264	11.2%
Polished Glazed	117,712	14.3%	70,172	14.1%
Total	821,792	100.0%	498,189	100.0%

Revenue decreased by RMB 323.6 million, or 39.4%, to RMB 498.2 million ($75.4 million) in the year ended December 31, 2018, from RMB 821.8 million (US$ 121.7 million) for the year ended December 31, 2017. The decrease in revenue was primarily due to the decrease in sales volume of 44.6% despite our average sales price increase of 9.4%.

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

Cost of sales was RMB 499.4 million ($75.6 million) for the year ended December 31, 2018 compared to RMB 771.4 million (US$ 114.3 million) for the year ended December 31, 2017, representing a decrease of RMB 272.1 million, or 35.3%. The decrease in cost of sales was primarily due to decreased sales.

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

Our gross profit (loss) decreased RMB 51.5 million from a gross profit of RMB 50.4 million (US$ 7.5 million) for the year ended December 31, 2017 to a gross loss of RMB 1.2 million ($0.2 million) for 2018.

Other income. Other income for the year ended December 31, 2018 was RMB 14.6 million ($2.2 million), as compared to RMB 14.3 million ($2.1 million) for the same period of 2017. For both 2018 and 2017, other income was mainly the leasing income from leasing out one of the production lines from its Hengdali facility pursuant to an eight-year lease contract.

 Selling and distribution expenses. Selling and distribution expenses were RMB 11.0 million ($1.7 million) for the year ended December 31, 2018, compared to RMB 12.0 million ($1.8 million) for the year ended December 31, 2017, representing a decrease of RMB 936,000, or 7.8%. The decrease in selling and distribution expenses was primarily due to decreased sales.

Administrative expenses. Administrative expenses were RMB 18.0 million ($2.7 million) for the year ended December 31, 2018, compared to RMB 17.2 million for the year ended December 31, 2017, representing an increase of RMB 741,000, or 4.2%. The increase in administrative expenses was mainly due to the increased audit and consulting fees of RMB 724,116 for the year ended December 31, 2018.

Bad debt expense. Bad debt expense was RMB 316.4 million ($47.9 million) for the year ended December 31, 2018, compared to RMB 71.6 million ($10.6 million) for the year ended December 31, 2017, representing an increase of RMB 244.9 million, or 342.2%. We recognize a loss allowance for expected credit loss on our financial assets, primarily on trade receivables, which are subject to impairment under IFRS 9, Financial Instruments, first effective for the current accounting period. We believe that we have undertaken appropriate measures to resolve the bad debt expense. We will continue to review each of our customers for credit quality as well as assiduously test their accounts receivables balances in each upcoming fiscal period.

Loss from Asset Devaluation. The loss from asset devaluation resulting from an impairment of non-current assets (fixed assets and land use rights) was RMB 85.0 million ($12.7 million) for the year ended December 31, 2018 as compared to RMB 36.7 million ($5.4 million) for the year ended December 31, 2017. The loss from asset devaluation resulted from an impairment of non-current assets due to decelerating growth in China and an expected contraction in the demand for the Company’s products.

Finance costs. Finance costs decreased from RMB 0.2 million for the year ended December 31, 2017 to nil for the year ended December 31, 2018. The decrease mainly due to the decrease in interest expense.

Other expenses. Other expenses decreased 72.0% or RMB 3.8 million, from RMB 5.2 million ($0.8 million) for the year ended December 31, 2017 to RMB 1.5 million ($0.2 million) for the year ended December 31, 2018. For the year ended December 31, 2018, loss on disposal of a subsidiary was nil. For the year ended December 31, 2017, loss on disposal of a subsidiary was RMB 0.7 million.

Loss before taxation. Loss before taxation was RMB 78.3 million for the year ($11.6 million) ended December 31, 2017 as compared to a loss before taxation of RMB 418.5 million ($63.3 million) for the year ended December 31, 2018. The increase in loss before taxation was mainly due to increased bad debt expense and increased loss from assets devaluation for the year ended December 31, 2018.

Income taxes. We incurred an income tax expense of RMB 209,000 ($31,000) for the year ended December 31, 2018 compared to an income tax expense of RMB 9.7 million ($1.4 million) for the year ended December 31, 2017, representing a decrease in tax expense of RMB 9.5 million. Our PRC statutory enterprise income tax rate was 25% for the year ended December 31, 2018 and 2017.

Loss attributable to shareholders. Loss attributable to shareholders was RMB 88.0 million ($13.0 million) for the year ended December 31, 2017 as compared to a loss attributable to shareholders of RMB 418.7 million ($63.4 million) for year ended December 31, 2018. The increase in net loss attributable to shareholders in 2018 was for the reasons described above.

Liquidity and Capital Resources

The following table presents a summary of our cash flows and beginning and ending cash balances for the years ended December 31, 2019, 2018 and 2017:

RMB (‘000)	2017	2018	2019
Net cash generated from / (used in) operating activities	(2,046)	(6,234)	6,287
Net cash used in investing activities	(5,548)	(1,719)	(1,066)
Net cash generated from / (used in) financing activities	9,537	15,448	(5,907)
Net cash flow	1,943	7,495	(686)
Cash and cash equivalents at beginning of year	110	2,328	9,016
Effect of foreign exchange rate differences	275	(807)	(118)
Cash and cash equivalents at end of year	2,328	9,016	8,212

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

On April 3, 2017, the Company, pursuant to a securities purchase agreement, between the Company and an institutional accredited investor, completed a registered offering of US$ 631,579 principal amount of its 5% original issue discount convertible promissory note due January 3, 2018 for the purchase price of US$ 600,000. At its option, the holder of the Note may convert the Note into the right to acquire shares of the Company at any time prior to the Maturity Date at the conversion price which is equal to 85% of the volume weighed average price (VWAP) per share over the five (5) trading day period prior to each conversion of the note, subject to US$ 1.00 per share floor price and other conversion limitations to ensure compliance with the Nasdaq Stock Exchange and other applicable laws, rules and regulations. Right after the issuance of the convertible promissory note, from April 4, 2017 through May 23, 2017, the investors converted this note into 369,626 common shares at the conversion price ranging from US$ 1.1828 – US$ 1.9355 per share.

On July 18, 2017, the Company completed a US$ 861,000 private placement of its ordinary shares pursuant to subscription agreements (the “Subscription Agreements”) with certain accredited investors (the “Offering”) at the price of US$ 1.36 per share, the closing price of the Company’s securities on July 17, 2017. The Company agreed to register the shares sold in the Offering for resale no later than 270 days after the closing of the Offering. All respective purchasers in the Offering were “accredited investors” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act ), and the Company sold the securities in the Offering in reliance upon an exemption from registration contained in Section 4(2) and Rule 506 under the Securities Act. There were no discounts or brokerage fees associated with this Offering. The net proceeds of the Offering were used for working capital and general corporate purpose. On April 16, 2018, the Company filed a registration statement on Form F-3 to register its shares sold in the Offering for resale.

On April 19, 2018, the Company entered into a securities purchase agreement (the “Agreement”) with certain individual investors relating to a registered direct offering, issuance and sale (the “Offering”) of an aggregate of 770,299 of its shares (the “Shares”), at a purchase price of $1.56 per share, the closing price of the Company’s equity securities as reported on Nasdaq on the same date. The Shares were offered pursuant to the Company’s previously filed and effective Registration Statement on Form F-3 that was filed with the Securities and Exchange Commission on August 21, 2015, subsequently amended, and declared effective October 15, 2015 (File No. 333-206516). The Company filed a prospectus supplement related to the Offering dated April 19, 2018. The gross proceeds to the Company from the Offering, before deducting the Company’s estimated offering expenses, were approximately US$ 1.2 million. The Offering closed on April 23, 2018. Proceeds from the Offering were used for working capital and general corporate purposes. There were no discounts or brokerage fees associated with this Offering.

On November 29, 2018, the Company announced and on December 4, 2018, the Company closed a public offering of its common shares (and common stock warrants) with net proceeds of RMB 7,332,000 (US$ 1.07 million). The gross proceeds were RMB 8,732,000 (US$ 1.27 million) and related commission and legal expense was RMB 1,400,000 (US $203,600). The Company intends to use the net proceeds from the offering to fund inventory, distribution expenses, vendor obligations outside of the PRC, as well as for general corporate and working capital purposes.

In connection with the offering, the Company issued 1,000,000 common shares at the price of US$ 1.27 per share, with each common share coupled with a warrant (500,000 warrants in the aggregate) to purchase one common share. The common shares and the warrants were sold as units, but are immediately separable and will be issued separately. The warrants have an exercise price of US$ 1.27 per share. The warrants will be exercisable on or after the date of issuance and will terminate on the five-year anniversary of the date of issuance.

In connection with the offering, the Company executed a Placement Agency Agreement, to pay the Placement Agent a cash placement fee equal to 8% of the gross proceeds of the offering, plus road show, diligence, legal and other expenses incurred by the Placement Agent of US$ 45,000. The Placement Agent also receive five-year warrants to purchase up to 50,000 common shares, which such Compensation Warrants will have substantially the same terms as the warrants sold in the offering, except that such Compensation Warrants will have an exercise price of US$ 1.5875 per share or 125% of the public offering price and will terminate on the five year anniversary of the effective date of this offering.

On December 16, 2019, the Company entered into a Securities Purchase Agreement with certain institutional investors for the sale by the Company of 1,200,000 common shares, at a purchase price of $0.75 per share. Concurrently with the sale of the Common Shares, the Company also sold warrants to purchase 1,200,000 common shares. The Company sold the Common Shares and Warrants for aggregate gross proceeds of $900,000 (the “Offering”). Subject to certain beneficial ownership limitations, the five-year Warrants will be initially exercisable on the six-month anniversary of the issuance date at an exercise price equal to $0.82 per share, subject to adjustments as provided under the terms of the Warrants, and will terminate on the five-year anniversary of the initial exercise date of the Warrants. The closing of the sales of these securities under the Purchase Agreement took place on December 18, 2019. The Company received net proceeds from the transactions of approximately $748,000, after deducting certain fees due to the placement agent and the Company’s estimated transaction expenses. The net proceeds received by the Company from the transactions will be used for working capital and general corporate purposes.

Pursuant to the terms and provisions of the engagement letter between the Company and the Placement Agent, the Company agreed to pay the Placement Agent a cash placement fee equal to 8% of the gross proceeds of the Offering, or $72,000, plus other expenses of the Placement Agent not to exceed $45,000. The Placement Agent also received five-year warrants to purchase up to a number of common shares equal to 5% of the aggregate number of shares sold in the Offering, including the warrant shares issuable upon exercise of the Warrants, which such Compensation Warrants have substantially the same terms as the Warrants sold in the Offering, except that such Compensation Warrants have an exercise price of $0.9375 per share and will terminate on the five year anniversary of the effective date of this offering.

On January 8, 2020, the Company executed subscription agreements (each, a “Subscription Agreement”) in connection with a $500,000 private placement of its ordinary shares with three accredited investors (the “Offering”) at the price of $0.75 per share. The Company agreed to register the shares sold in the Offering for resale no later than 270 days after the closing of the Offering. All respective purchasers in the Offering were “accredited investors” (as such term is defined under rules and regulations promulgated under the Securities Act), and the Company sold the securities in the Offering in reliance upon an exemption from registration contained in Section 4(2) and Rule 506 under the Securities Act. There were no discounts or brokerage fees associated with this Offering. The net proceeds of the Offering will be used for working capital and general corporate purposes.

Cash flows from operating activities.

Our net cash provided by operating activities was RMB 6.3 million (US$ 0.9 million) for the year ended December 31, 2019, an increase of RMB 12.5 million as compared to a cash outflow of RMB 6.2 million for the year ended December 31, 2018. The increase of cash inflow was mainly due to an increase in cash inflow from inventory of RMB 10.5 million and a decrease in cash outflow on trade payables of RMB 35.0 million, both of which were partly offset by a decrease in operating cash inflow before working capital of RMB 32.9 million.

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

Cash flows from investing activities.

Net cash used in investing activities for the year ended December 31, 2019 was RMB 1.1 million (US$ 0.2 million), compared to RMB 1.7 million for the year ended December 31, 2018. The decrease of cash outflow was mainly due to increase in restricted cash.

Net cash used in investing activities for the year ended December 31, 2018 was RMB 1.7 million ($0.26 million), compare to RMB 5.5 million cash outflow for 2017. In the year ended December 31, 2018, we have increased in restricted cash of RMB 1.7 million. In 2017, we purchased fixed asset for RMB 5.6 million and received RMB 70,000 from disposal of two vehicles.

Cash flows from financing activities.

Net cash used in financing activities was RMB 5.9 million (US$ 0.9 million) for the year ended December 31, 2019, compared to a cash inflow of RMB 15.4 million for the year ended December 31, 2018, primarily due to a decrease in the issuance of share capital of RMB 7.3 million and a payment for lease liabilities of RMB 13.9 million for the year ended December 31, 2019.

Net cash generated from financing activities was RMB 15.4 million ($2.3 million) for the year ended December 31, 2018, comparing with cash inflow of RMB 9.5 million for 2017, primarily due to the increase insurance of share capital by RMB 5.7 million in 2018.

Cash and bank balances were RMB 8.2 million (US$ 1.2 million) as of December 31, 2019, as compared to RMB 9.0 million as of December 31, 2018.

As of December 31, 2019, our total outstanding bank loan amounts were nil.

Operating lease commitments totaled RMB 5.8 million ($0.8 million) as of December 31, 2019.

Operating lease commitments totaled RMB 19.7 million ($3.0 million) as of December 31, 2018.

There were no commitments for advertising and insurance expenditure as of December 31, 2019.

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

We have sufficient raw materials to support, on average, three weeks of production at any point in time. This helps to minimize any potential delays in our production process which may arise due to insufficient raw materials. Our production of ceramic tiles is based on customers’ orders. In doing so, we minimize storage space and maintain a relatively low inventory level of finished products. Our inventory turnover for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2017	2018	2019
Inventories (RMB’000)	191,667	127,346	165,296
Inventory turnover (days) (1)	95	117	217

(1)	The average inventory turnover is computed based on the formula: (simple average opening and closing inventories balance in a financial year / cost of sales) × 365 days.

The write-down of inventory for the years ended December 31, 2019, 2018 and 2017 was a reversal of write-down RMB 56.8 million in 2019, a write-down RMB of 56.0 million in 2018, and a reversal of a write-down of RMB 2.7 million in 2017, and was charged to Cost of Sales.

Credit Management

Credit terms to our customers

We typically extend credit terms of approximately 90 days to our customers. We will grant credit terms based on the reputation, creditworthiness, size of orders, payment records and number of years we have done business with the customer. We do not have a products’ return policy. Considering the challenging market conditions in China’s real estate industry, we extended the collection period to 150 days to address funding pressures of our distributors since the year ended December 31, 2012. Other customers were granted a credit period of 90 days in the years ended December 31, 2013 and 2012 and extended to 120 days in the year ended December 31, 2014. In the year ended December 31, 2019 and December 31, 2018, we recorded RMB 68.7 million (US$ 9.9 million) and RMB 316.4 million, respectively, for provision for bad debt related to the amount of outstanding trade receivables that did not conform with the Company’s credit policy.

Personnel from our sales and marketing department typically conduct visits to new customers to evaluate their credit worthiness before entering into any arrangements with them. In addition, as Hengda was awarded a Top 500 Brand award, we increased the deposit required from new distributors from RMB 0.4 million to RMB 1.0 million.

Our average trade receivables’ turnover for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2017	2018	2019
Trade receivables (RMB’000)	532,361	224,114	177,023
Trade receivables turnover (days) (1)	206	233	194

(1)	The average trade receivables’ turnover is computed based on the formula: (simple average opening and closing trade receivables balance, net of value-added tax in fiscal year / revenue) × 365 days.

 Credit terms from our suppliers

Our typical credit terms from our major suppliers are from 1 to 4 months after the raw materials have been delivered. Our average trade payables’ turnover days for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2017	2018	2019
Trade payables (RMB’000)	61,084	24,329	22,577
Trade payables turnover (days) (1)	32	26	30

(1)	The average trade payables’ turnover is computed based on the formula: (simple average opening and closing trade payables balance, net of value-added tax in facial year / purchases) × 365 days.

Capital Expenditures

Our capital expenditures primarily consist of expenditures on property, plant and equipment.

There were no capital expenditures for the fiscal year ended December 31, 2019.

Contractual Obligations

Our contractual obligations consist mainly of debt obligations, operating lease obligations and other purchase obligations and commitments, and will be paid off with our cash flow from operations. The following table sets forth a breakdown of our contractual obligations (including both interest and principal cash flows) as of December 31, 2019:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term debt obligations (1)	-	-	-	-	-
Operating purchase obligations (2)	5,792	5,792	-	-	-
Other obligations (3)	-	-	-	-	-
Total	5,792	5,792	-	-	-

(1)	Amounts represent principal and interest cash payments over the life of the bank loans, including anticipated interest payments that are not recorded in the financial statements.

(2)	We lease plant buildings, production factories, warehouses and employees’ hostel from non-related parties under non-cancellable operating lease arrangements.

(3)	Includes advertising and insurance expenditure contracted but not provided for in the financial statements.

Off-Balance Sheet Arrangements

We do not have any outstanding off-balance arrangements and have not entered into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

Impact of Inflation

The general annual inflation rate in China was approximately 1.5% in 2018, and 2.9% in 2019 according to the National Bureau of Statistics. Our results of operations may be affected by inflation, particularly rising prices for energy, labor costs, raw materials and other operating costs. See “Item 3. Key Information — Risk Factors — Risks relating to our business. If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.”

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

Cash and bank balances

Our bank deposits are placed with reputable banks in the PRC, Hong Kong and the United States. The credit exposure of our cash and bank balances (excluding restricted cash) as of December 31, 2017, 2018 and 2019 were RMB 2,328,000 and RMB 9,016,000 and RMB 8,212,000, respectively.

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

The table below summarizes the maturity profile of the liabilities based on contractual undiscounted payments:

	As of December 31, 2019
	Within 1 year	More than 1 year but less than 3 years	Total
	RMB’000	RMB’000	RMB’000
Trade payables	22,577	-	22,577
Amounts owed to related parties	36,217	-	36,217
Interest-bearing bank borrowings(1)	-	-	-
Total	58,794	-	58,794

(1)	Includes contractual interest payments

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

Our interest-bearing bank deposits and borrowings were nil as of December 31, 2019.

(iv)	Foreign currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk arises when transactions are denominated in foreign currencies.

Our operations are primarily conducted in the PRC. All the sales and purchases transactions are denominated in RMB. As such, our operations are not exposed to exchange rate fluctuation.

As at December 31, 2017, 2018 and 2019, nearly all of our monetary assets and monetary liabilities were denominated in RMB except certain bank balances and other payables which were denominated in US dollars.

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

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognized in respect of trade receivables included within trade and other receivables and prepayments, whose recovery is considered doubtful, but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Company is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

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

Trade and other payables are initially recognized at fair value. They are subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

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

All other leases are treated as operating leases. Where we have the right to use of assets held under operating leases, payments made under the leases are charged to profit or loss on a straight line basis over the lease terms except where an alternative basis is more representative of the time pattern of benefits to be derived from the leased assets. Lease incentives received are recognized in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred. Operating leases were treated in accordance to IFRS 16 commencing January 1, 2019.

All of our leases are operating leases for the years ended December 31, 2019, 2018 and 2017.

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

Reversal of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. An impairment loss in respect to goodwill is not reversed.

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

Impairment loss recognized in respect of property, plant and equipment

As of December 31, 2019, the carrying amount of property, plant and equipment was approximately RMB 35,000 (2018: RMB 46,000). No impairment loss was recognized in 2019. An impairment loss of approximately RMB 75,906,000 and RMB 33,653,000 were recognized against the original carrying amount of property, plant and equipment in fiscal 2018 and 2017, respectively. Determining whether property, plant and equipment are impaired requires an estimation of the recoverable amount of the property, plant and equipment. Such an estimate was based on certain assumptions which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of investment property

As of December 31, 2019, the carrying amount of investment property was nil (2018: nil). No impairment loss was recognized in 2019. An impairment loss of approximately RMB 4,858,000 and RMB 1,617,000 were recognized against the original carrying amount of investment property in fiscal 2018 and 2017, respectively. Determining whether an investment property is impaired requires an estimate of the recoverable amount of the investment property. Such an estimate was based on certain assumptions which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of land use rights

As of December 31, 2019, the carrying amount of land use rights was nil (2018: nil). No impairment loss was recognized in 2019. The carrying amounts of land used rights were reclassified to right-of-use assets to conform to IFRS 16 during the year ended December 31, 2019. An impairment loss of approximately RMB 4,257,000 and RMB 1,413,000 were recognized against the original carrying amount of land use rights in fiscal 2018 and 2017, respectively. Determining whether land use rights are impaired requires an estimate of the recoverable amount of the land use rights. Such an estimate was based on certain assumptions which are subject to uncertainty and might materially differ from the actual results.

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

Impairment of financial assets (trade receivables)

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

The Company recognized bad debts of RMB 68.7 million and RMB 316.4 million in the years ended December 31, 2019 and 2018, respectively.

Net realizable value of inventories

Net realizable value of inventories is management’s estimate of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on current market conditions and the historical experience of selling products of a similar nature and could change significantly as a result of various market factors.

Share-based payment transaction

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield, and the assumptions as to these components.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our current directors and executive officers are:

Name	Age	Position
Huang Meishuang	35	Chair of the Board and Chief Executive Officer
Hen Man Edmund	47	Chief Financial Officer
Roy Tan Choon Kang (1)(2)(3)(4)	48	Director
Shen Cheng Liang (1)(2)(3) Song Chungen (1)(2)(3)	64 43	Director Director
Alex Ng Man Shek	50	Executive Director and Corporate Secretary

(1)	Member of audit committee
(2)	Member of compensation committee
(3)	Member of nominations committee
(4)	Audit committee financial expert

Huang Meishuang was appointed the Chairman of the Board effective as of June 17, 2019, following Huang Jia Dong’s resignation. Ms. Huang is Mr. Huang’s daughter. She has been employed at the Company’s Treasury Department from August 2008 to August 2013. From September 2013 to present, she has been employed as CEO’s Assistant. Ms. Huang holds a Bachelor’s degree in Business Administration from JiMei University, Xiamen (2008). She also holds a postgraduate diploma of the Executive Development Program from Xiamen University (2009).

Hen Man Edmund has served as our Chief Financial Officer since November 20, 2009. Mr. Hen joined Hengda in 2008 as the Chief Financial Officer. Mr. Hen is responsible for the corporate finance function and oversees matters relating to compliance and reporting obligation of our company. Prior to joining Hengda, Mr. Hen was a Financial Controller of a switchgear manufacturer in Sichuan PRC and was responsible for the corporate finance function of the company. Prior to that, Mr. Hen was the accountant of Dickson Concepts (International) Ltd., a public listed company in Hong Kong and oversaw the accounting and financial administration of the company. He also worked at a variety of international accountancy firms, including Deloitte Touche Tohmatsu, in assurance and advisory services during the period from 1995 to 2001. Mr. Hen graduated from the University of East Anglia, United Kingdom, with a Bachelor’s Degree in Science in 1995. He is a member of the Institute of Chartered Accountants in England and Wales and a member of the Hong Kong Institute of Certified Public Accountants.

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

Song Chungen was appointed effective as of November 1, 2019 as an independent member of the Board as well as a member of Audit, Compensation and Nominating Committees, to fill the vacancy following Liu Jun’s resignation. From 2009 to present, Song Chungen has been a practicing lawyer at Guangdong Weihao Law firm. He obtained his law license in May 2003, and in November 2009, he obtained Securities Qualification in China. Song Chungen holds a Bachelor’s degree in Law from Sun Yat Sen University (2007).

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

The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2019 to each of our non-employee directors for such person’s service as a director (including contingent or deferred compensation accrued during 2019):

Name and Principal Position	Compensation RMB	Value of Options(1) RMB	Total RMB
Liu Jun(2)	276,296	-	276,296
Song Chungen	46,056	-	46,056
Roy Tan Choon Kang	310,864	-	310,864
Alex Ng Man Shek	862,130		862,130
Shen Cheng Liang	252,000		252,000

(1)	No options were granted to our directors in 2019.

(2)	Liu Jun was resigned on November 1, 2019

Executive Officers

The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2019 to each of our officers for such person’s service as an officer (including contingent or deferred compensation accrued during 2019, but not including any amounts paid to such persons for their services as directors):

	Salary	Bonus	Value of Stock Compensation (2)	Total
Name and Principal Position (1)	RMB	RMB	RMB	RMB
Huang Meishuang, CEO	50,916	-	-	50,916
Hen Man Edmund, CFO	618,829	-	621,729	1,240,558

(1)	No options were granted to our executives in 2019.
(2)	Stock Compensation were granted to our Chief Financial Officer in 2019.

Retirement Benefits

As of December 31, 2019, we have contributed to the government-mandated employee welfare and retirement benefit plan and provided pension, retirement or similar benefits to its employees. The PRC regulations require us to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. We have no further commitments beyond our monthly contribution.

Employment Agreements

Upon consummation of the acquisition of Success Winner, we entered into employment agreements with certain of our executive officers. The following discussion summarizes the material terms of employment agreements entered into between us and our executive officers:

We entered into employment agreements with the following officers: Huang Meishuang, CEO, Hen Man Edmund, CFO, and Alex Ng Man Shek, Executive Director and Corporate Secretary.

•	The term of the employment agreements is three years (June 19, 2019 to June 18, 2022 for Huang Meishuang), one year (July 1, 2019 to June 30, 2020 for Hen Man Edmund and Alex Ng Man Shek).
•	From July 1, 2017, Hen Man Edmund received compensation of RMB 50,715 (HKD 58,500) per month. From July 1, 2017, Alex Ng Man Shek received compensation of RMB 69,354 (HKD 80,000) per month. Alex became our director starting from October 2017.
•	We may dismiss any of the above officers if any of the following events occurs with respect to the officer: (1) failure to show up for work, (2) failure to provide required documents, (3) falsification of documents, criminal record, etc., (4) serious violation of such officers’ labor rules and of regulations, (5) serious lapse of duties and responsibilities, (6) activities that violate regulations, resulting in loss of more than RMB 4,000, (7) operation of his own business during the term of his employment, (8) criminal prosecution and labor punishment, (9) request by the officer to resign, (10) causing us to sign or change any contract through fraud, coercion and other fraudulent means, or (11) other situations stipulated by law and statutes.
•	Each officer is subject to the non-compete provisions of the agreement for a period of three years following termination of the employment agreement and non-solicitation provisions of the agreement for a period of two years following termination of the employment agreement.

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

Our senior management have discussed our above-mentioned planned process for executive compensation and the four compensation components. Specific compensation plans for our key executives are negotiated and established by our compensation committee.

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

2019 Equity Incentive Plan

At the 2019 Annual Meeting the Company’s shareholders approved the 2019 Equity Incentive Plan. In December 2019, our Board approved the 2019 Equity Incentive Plan, subject to shareholder approval. All of our employees, officers, and directors, and consultants are eligible to be granted options or restricted stock awards (each, an “Award”) under the Plan. The Plan is currently administered by the Board, which has all the power to administer the Plan according to its terms, including the power to grant Awards, determine who may be granted Awards and the types and amounts of Awards to be granted, prescribe Award agreements, and establish programs for granting Awards. Awards may be made under the Plan for up to 1,000,000 of our common shares. No awards have been granted under the Plan as of today. The Plan is a stock-based compensation plan that provides for discretionary grants of, among others, stock options, stock awards and stock unit awards to employees and directors of the Company. The purpose of the Plan is to recognize contributions made to our company and its subsidiaries by such individuals and to provide them with additional incentive to achieve the objectives of our Company.

Administration. The Plan will be administered by our board of directors, or, once constituted, the Compensation Committee of the board of directors (we refer to body administering the Plan as the “Committee”).

Number of Shares of Common Shares. The number of common shares that may be issued under the Plan is 1,000,000. Shares issuable under the Plan may be authorized but unissued shares or treasury shares. If there is a lapse, forfeiture, expiration, termination or cancellation of any award made under the Plan for any reason, the shares subject to the award will again be available for issuance. Any shares subject to an award that are delivered to us by a participant, or withheld by us on behalf of a participant, as payment for an award or payment of withholding taxes due in connection with an award will not again be available for issuance, and all such shares will count toward the number of shares issued under the Plan. The number of common shares issuable under the Plan is subject to adjustment, in the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the company or any similar corporate transaction. In each case, the Committee has the discretion to make adjustments it deems necessary to preserve the intended benefits under the Plan. No award granted under the Plan may be transferred, except by will, the laws of descent and distribution.

Eligibility. All employees, directors, and consultants of the Company are eligible to receive awards under the Plan.

Awards to Participants. The Plan provides for discretionary awards of, among others, stock options, stock awards and stock unit awards to participants. Each award made under the Plan will be evidenced by a written award agreement specifying the terms and conditions of the award as determined by the Committee in its sole discretion, consistent with the terms of the Plan.

Stock Options. The Committee has the discretion to grant non-qualified stock options or incentive stock options to participants and to set the terms and conditions applicable to the options, including the type of option, the number of shares subject to the option and the vesting schedule; each option will expire ten years from the date of grant and no dividend equivalents may be paid with respect to stock options.

Stock Awards. The Committee has the discretion to grant stock awards to participants. Shares granted under the Plan will be effective and exercisable as of the Company’s completion of our initial public offering of its securities and other terms, restrictions and qualifications that may be set forth in the individual grant agreements. Stock awards will consist of common shares granted without any consideration from the participant or shares sold to the participant for appropriate consideration as determined by the Board. The number of shares awarded to each participant, and the restrictions, terms and conditions of the award, will be at the discretion of the Committee. Subject to the restrictions, a participant will be a shareholder with respect to the shares awarded to him or her and will have the rights of a shareholder with respect to the shares, including the right to vote the shares and receive dividends on the shares; provided that dividends otherwise payable on any performance-based stock award will be held by us and will be paid to the holder of the stock award only to the extent the restrictions on such stock award lapse, and the Committee in its discretion can accumulate and hold such amounts payable on any other stock awards until the restrictions on the stock award lapse.

Payment for Stock Options and Withholding Taxes. The Committee may make one or more of the following methods available for payment of any award, including the exercise price of a stock option, and for payment of the minimum required tax obligation associated with an award: (i) cash; (ii) cash received from a broker-dealer to whom the holder has submitted an exercise notice together with irrevocable instructions to deliver promptly to us the amount of sales proceeds from the sale of the shares subject to the award to pay the exercise price or withholding tax; (iii) by directing us to withhold common shares otherwise issuable in connection with the award having a fair market value equal to the amount required to be withheld; and (iv) by delivery of previously acquired common shares that are acceptable to the Committee and that have an aggregate fair market value on the date of exercise equal to the exercise price or withholding tax, or certification of ownership by attestation of such previously acquired shares.

Amendment of Award Agreements; Amendment and Termination of the Plan; Term of the Plan. The Committee may amend any award agreement at any time, provided that no amendment may adversely affect the right of any participant under any agreement in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or stock exchange rule. The Board may terminate, suspend or amend the Plan, in whole or in part, from time to time, without the approval of the shareholders, unless such approval is required by applicable law, regulation or stock exchange rule, and provided that no amendment may adversely affect the right of any participant under any outstanding award in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or rule of any stock exchange on which the shares are listed. Notwithstanding the foregoing, neither the Plan nor any outstanding award agreement can be amended in a way that results in the repricing of a stock option. Repricing is broadly defined to include reducing the exercise price of a stock option or cancelling a stock option in exchange for cash, other stock options with a lower exercise price or other stock awards. No awards may be granted under the Plan on or after the tenth anniversary of the effective date of the Plan.

C.	Board Practices

The term of each director is until their resignation or removal.

Our board of directors has established an audit committee, a compensation committee and a governance and nominating committee.

Audit Committee.  The audit committee consists of Roy Tan Choon Kang (Chair and the Audit Committee financial expert), Shen Cheng Liang and Song Chungen.

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

Compensation Committee. Our compensation committee consists of Shen Cheng Liang (Chair), Song Chungen and Roy Tan. Our board of directors adopted a compensation committee charter, providing for the following responsibilities of the compensation committee:

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

Governance and Nominating Committee.  Our governance and nominating committee consists Shen Cheng Liang (Chair), Song Chungen and Roy Tan. Our board of directors adopted a governance and nominating committee charter, providing for the following responsibilities of the governance and nominating committee:

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

Director Independence

Our Board is subject to the independence requirements of the Nasdaq Stock Market (“Nasdaq”). The Board undertakes periodic reviews of director independence. During this review, the Board considers transactions and relationships between each director or any member of his immediate family, the Company and its affiliates to determine whether any such relationships or transactions exist that are inconsistent with a determination that the director is independent. Our Board has determined that all current members of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee (Song Chungen, Roy Tan Choon Kang, and Shen Cheng Liang) are ‘‘independent” in accordance with the Nasdaq independence requirements. Our Chairman and Chief Executive Officer does not serve on any of the Board committees. The majority of the Board is comprised of independent directors. The Board based these determinations primarily on a review of the responses of the directors and executive officers to questions regarding employment and transaction history, affiliations and family and other relationships and on discussions with the directors and the fact that no director previously reported a change in circumstances that could affect his independence.

D.	Employees

The table below provides information as to the total number of employees at the end of the last three fiscal years. We reduced the number of our employees in 2019 due to the reduction in the facilities that were being operated. We have no contracts or collective bargaining agreements with labor unions and have never experienced work stoppages due to labor dispute. We consider our relations with our employees to be good.

	2017	2018	2019
Number of Employees	1,265	579	431

E.	Share Ownership

See Item 7 below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

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

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 8,015,084 shares issued and outstanding as of May 12, 2020.

Name (1)	Number of Shares Beneficially Owned		% of Ownership
Huang Meishuang	41,250		*
Hen Man Edmund	10,135		*
Song Chungen	-		-
Roy Tan Choon Kang	-		-
Shen Cheng Liang	-		-
Alex Ng Man Shek	-		-

All directors and executive officers as a group (6 individuals)	51,385		*

Sound Treasure Limited	651,613	(2)	8.12%
Wang Quguo	421,149	(3)	5.25%
Huang Shipu	624,671	(4)	7.79%
Zhang Weilai	491,338	(5)	6.13%

* Less than 1%

(1)            Unless otherwise indicated, the business address of each of the individuals is c/o Jinjiang Hengda Ceramics Co., Ltd.; Junbing Industrial Zone; Anhai, Jinjiang City; Fujian Province, PRC.

(2)            Huang Jia Dong is the sole director and shareholder of Sound Treasure Limited. The mailing address for Sound Treasure is c/o c/o Jinjiang Hengda Ceramics Co., Ltd.; Junbing Industrial Zone; Anhai, Jinjiang City; Fujian Province, PRC, Attn: Huang Jia Dong. Includes (i) an aggregate of 335,300 shares owned by Mr. Huang’s spouse and children for which Mr. Huang may be deemed to be the beneficial owner, which beneficial ownership Mr. Huang disclaims, and (ii) 651,613 shares owned by Sound Treasure Limited, an entity of which Mr. Huang is the sole director and shareholder.

(3)            The mailing address for this individual is 2601 Bldg. 2 Renheng, Binhewan No. 88, Jinjiang District, Chengdu, China.

(4)            The mailing address for this individual is No. 3001 Bldg. 1 Tazizhau 1 No. 66, Erlang Mountain Road, Dongda Road, Jinjiang District, Chengdu, China.

(5)            The mailing address for this individual is 2302 Bldg. 2 Renheng, Binhewan No. 88, Jinjiang District, Chengdu, China.

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

Mr. Huang Jia Dong, the founder and Chairman of Hengda and the Chief Executive Officer and one of the directors of the Company and Mr. Wong Kung Tok, formerly one of the Company’s significant shareholders, provide working capital loans to the Company from time to time during the normal course of its business. These loans amounted to RMB 35,057,000 and RMB 35,057,000 as of December 31, 2019 and 2018, respectively. These loans are interest free, unsecured and repayable on demand. Mr. Huang and Mr. Wong are brothers-in-law. Mr. Huang and Mr. Wong are brothers-in-law.

As of December 31, 2019, the Company had a loan of US$167,000 (equivalent to RMB 1,160,000) (2018: US$167,000 (equivalent to RMB 1,146,000)) payable to Sound Treasure Limited, an affiliate of Mr. Huang Jia Dong and a shareholder of the Company. This loan is interest free, unsecured and repayable on demand.

C.	Interests of Experts and Counsel

Not required.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See Item 18 for our audited consolidated financial statements.

Legal Proceedings

From time to time in the ordinary course of our business, we may be involved in legal proceedings, the outcomes of which may not be determinable. The results of litigation are inherently unpredictable. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time and result in diversion of significant resources. We are not able to estimate an aggregate amount or range of reasonably possible losses for those legal matters for which losses are not probable and estimable, primarily for the following reasons: (i) many of the relevant legal proceedings are in preliminary stages, and until such proceedings develop further, there is often uncertainty regarding the relevant facts and circumstances at issue and potential liability; and (ii) many of these proceedings involve matters of which the outcomes are inherently difficult to predict. We have insurance policies covering potential losses where such coverage is cost effective.

We are not at this time involved in any legal proceedings.

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

The following tables set forth, for the calendar quarters indicated and through April 2020, the quarterly high and low sale prices for our shares, as reported on NASDAQ Stock Market, the OTC Bulletin Board or the NYSE Amex, as applicable. The OTC Bulletin Board market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

	Shares
	High	Low
Annual Highs and Lows
2012	36.32	11.76
2013	32.48	15.84
2014	20.48	5.92
2015	11.36	6.00
2016	8.64	2.09

Quarterly Highs and Lows
2017
First Quarter	2.53	2.08
Second Quarter	2.26	1.32
Third Quarter	1.68	1.31
Fourth Quarter	2.39	1.32

2018
First Quarter	2.69	1.43
Second Quarter	1.76	1.37
Third Quarter	1.87	1.32
Fourth Quarter	3.67	0.80

2019
First Quarter	2.08	1.38
Second Quarter	1.76	0.80
Third Quarter	0.93	0.73
Fourth	1.06	0.67

2020
January	0.90	0.67
February	0.73	0.51
March	0.55	0.27
April	0.75	0.38

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. As of December 31, 2019, our total outstanding loans for the continuing operations amounted to RMB nil_ ($ nil) with interest rates in the range of -% to -% per annum. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates.

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

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2019. Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2019 were effective.

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

Changes in Internal Controls over Financial Reporting

During the year ended December 31, 2019, there were no changes in the company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect our company’s internal control over financial reporting.

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

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer. A copy of the Code of Business Conduct and Ethics is available on our website, http://www.cceramics.com/Corporate-Governance.html. The information on our corporate website is not a part of this Annual Report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services rendered by Centurion ZD CPA & Co. for the periods indicated:

	December 31, 2018	December 31, 2019
	RMB’000	RMB’000
Audit Fees – Centurion ZD CPA & Co.	1,628	1,689
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	1,628	1,689

Audit Fees

Centurion ZD CPA & Co. audit fees for 2019 and 2018 consisted of fees in relation to the audit of our financial statements for the year ended December 31, 2019 and 2018.

Audit Related Fees

There were no audit-related fees.

Tax Fees

There were no tax fees.

All Other Fees

There were no other fees.

Pre-Approval of Services

Our audit committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

No purchase of our securities were made by us or our affiliates in 2019.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

There were no changes to our certifying accountants for the year ended December 31, 2019.

ITEM 16G.	CORPORATE GOVERNANCE

There is no significant difference in corporate governance between the Company and domestic companies under the listing rules of NASDAQ.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of China Ceramics Co., Ltd. (1).

1.2	Memorandum and Articles of Association of Success Winner Limited (2).

1.3	Memorandum and Articles of Association of Stand Best Creation Limited (2).

1.4	Operation Charter of Jinjiang Hengda Ceramics Co., Ltd. (2).

2.1	Specimen Unit Certificate (3).

2.2	Specimen Common Stock Certificate (3).

3.1	Form of Voting Agreement (2).

4.1	Common Stock Warrant (14).

10.1	Merger and Stock Purchase Agreement among CHAC, China Ceramics Co., Ltd., Hengda, Success Winner and the Seller (2).

10.2	Form of Registration Rights Agreement among CHAC and the founders (3).

10.3	Form of Earn-Out Escrow Agreement (2).

10.4	Form of Indemnity Escrow Agreement (2).

10.5	Form of Lock-Up Agreement for CHAC founders (2).

10.6	Form of Lock-Up Agreement (2).

10.7	Acquisition Agreement, dated November 19, 2009, by and between Jinjiang Hengda Ceramics Co., Ltd., all of the shareholders of Jiangxi Hengdali Constructional Ceramics Co., Ltd., and Jiangxi Hengdali Constructional Ceramics Co., Ltd (8).

10.9	License Agreement between Huang Jia Dong and Jinjiang Hengda Ceramics Co., Ltd. (6).

10.10	China Ceramics Co., Ltd. 2010 Incentive Compensation Plan (7).

10.11	Employment Agreement, dated as of February 1, 2016, by and between China Ceramics and Huang Jia Dong (9).

10.12	Employment Agreement, dated as of February 1, 2016, by and between China Ceramics and Su Wei Feng (9).

10.13	Employment Agreement, dated as of August 1, 2015, by and between China Ceramics and Hen Man Edmund (9).

10.14	Term sheets relating to agreements for derivative instruments (10).

10.15	Agreement between Taishin International Bank, Co., Ltd., Stand Best Creation Limited and Sound Treasure Limited, dated July 31, 2014 (10).

10.16	Agreement between Stand Best Creation Limited, Huang Jia Dong, Wong Kung Tok, Mr. Huang’s brother-in-law, and Sound Treasure Limited, dated July 31, 2014 (10).

10.17	Form of Warrant (11).

10.18	Securities Purchase Agreement dated as of April 3, 2017 (13).

10.19	Convertible Promissory Note dated as of April 3, 2017 (13).

10.20	Form of Securities Purchase Agreement (14).

8.1	List of Subsidiaries (5).

11.1	Code of Business Conduct and Ethics (8).

12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Centurion ZD CPA & Co., an independent registered public accounting firm.

99.1	Press release.

(1)	Incorporated by reference to Annexes C and D of China Ceramics’ Prospectus on Form 424B3 filed with the SEC on November 13, 2009.

(2)	Incorporated by reference to China Ceramics’ Registration Statement on Form F-4 (File No. 333-161557).

(3)	Incorporated by reference to exhibits of the same number filed with CHAC’s Registration Statement on Form F-1 or amendments thereto (File No. 333-145085).

(4)	Incorporated by reference to CHAC’s Form 8-K, dated November 21, 2007.

(5)	Incorporated by reference to exhibits of the same number filed with China Ceramics’ Registration Statement on Form F-1 (File No. 333-164784).

(6)	Incorporated by reference to exhibits of the same number filed with China Ceramics’ Registration Statement on Form F-1 (File No. 333-170237).

(7)	Incorporated by reference to Annex A to Exhibit 99.1 filed with China Ceramics’ Report on Form 6-K filed with the SEC on November 20, 2010

(8)	Incorporated by reference to China Ceramics’ Annual Report on Form 20-F filed with the SEC on May 17, 2010.

(9)	Incorporated by reference to China Ceramics’ Annual Report on Form 20-F filed with the SEC on April 20, 2016.

(10)	Incorporated by reference to China Ceramics’ Annual Report on Form 20-F filed with the SEC on July 31, 2014.

(11)	Incorporated by reference to China Ceramics’ Report on Form 6-K filed with the SEC on February 8, 2016

(12)	Incorporated by reference to China Ceramics’ Report on Form 6-K filed with the SEC on April 3, 2017.

(13)	Incorporated by reference to China Ceramics’ Report on Form 6-K filed with the SEC on April 20, 2018.

(14)	Incorporated by reference to China Ceramics’ Report on Form 6-K filed with the SEC on December 20, 2019.

(15)	Incorporated by reference to China Ceramics’ Annual Report on Form 20-F filed with the SEC on May 15, 2017.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA CERAMICS CO., LTD.

May 20, 2020	By:	/s/ Huang Meishuang
		Name:	Huang Meishuang
		Title:	Chief Executive Officer (Principal Executive Officer)

CHINA CERAMICS CO., LTD.

May 20, 2020	By:	/s/ Hen Man Edmund
		Name:	Hen Man Edmund
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature		Title	Date

By:	/s/ Huang Meishuang	Chief Executive Officer (Principal Executive Officer)	May 20, 2020
Huang Meishuang

By:	/s/ Hen Man Edmund	Chief Financial Officer (Principal Financial and Accounting Officer)	May 20, 2020
Hen Man Edmund

By:	/s/ Song Chungen	Director	May 20, 2020
Song Chungen

By:	/s/ Roy Tan Choon Kang	Director	May 20, 2020
Roy Tan Choon Kang

By:	/s/ Shen Cheng Liang	Director	May 20, 2020
Shen Cheng Liang

By:	/s/ Alex Ng Man Shek	Director	May 20, 2020
Alex Ng Man Shek

China Ceramics Co., Ltd. and Its Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of China Ceramics Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of China Ceramics Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Centurion ZD CPA & Co.

Centurion ZD CPA & Co.
We have served as the Company’s auditor since 2016. Hong Kong, China
May 20, 2020

F-1

CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Years ended December 31,
		2019	2018	2017
	Notes	RMB'000	RMB'000	RMB'000
Net sales	5	327,581	498,189	821,792

Cost of goods sold		246,255	499,355	771,438

Gross profit (loss)		81,326	(1,166)	50,354

Other income	5	14,636	14,637	14,253
Selling and distribution expenses		(11,321)	(11,026)	(11,962)
Administrative expenses		(25,111)	(17,990)	(17,249)
Bad debt expense		(68,660)	(316,438)	(71,565)
Loss from assets devaluation	12-14	-	(85,021)	(36,683)
Finance costs	6	(315)	-	(213)
Other expenses		-	(1,461)	(5,220)

Loss before taxation	8	(9,445)	(418,465)	(78,285)

Income tax expense	9	56	209	9,741

Loss attributable to shareholders		(9,501)	(418,674)	(88,026)

Other comprehensive loss
Exchange differences on translation of financial statements of foreign operations		118	(807)	275

Total comprehensive loss for the year		(9,383)	(419,481)	(87,751)

Loss per share
Basic (RMB)	10	(1.56)	(93.18)	(26.36)
Diluted (RMB)	10	(1.56)	(93.18)	(26.36)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31, 2019	As of December 31, 2018
	Notes	RMB'000	RMB'000
ASSETS AND LIABILITIES
NONCURRENT ASSETS
Property and equipment, net	12	35	46
Investment property, net	13	-	-
Land use rights, net	14	-	-
Deferred tax assets	9	-	-
Total noncurrent assets		35	46

CURRENT ASSETS
Right-of-use assets, net	22	5,078	-
Inventories, net	16	165,296	127,346
Trade receivables, net	17	177,023	224,114
Other receivables and prepayments	18	2,036	4,673
VAT recoverable		1,818	27
Restricted Cash	19	2,785	1,719
Cash and bank balances	19	8,212	9,016
Total current assets		362,248	366,895

CURRENT LIABILITIES
Trade payables	20	22,577	24,329
Unearned revenue		619	-
Accrued liabilities and other payables	21	23,342	25,894
Amounts owed to related parties	28	36,217	36,203
Lease liabilities	22	5,793	-
Taxes payable		842	4,497
Total current liabilities		89,390	90,923

NET CURRENT ASSETS		272,858	275,972

NET ASSETS		272,893	276,018

EQUITY
Share capital	24	397	306
Reserves	25	272,496	275,712
Total stockholders' equity		272,893	276,018

The accompanying notes are an integral part of these consolidated financial statements.

CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Reverse recapitalization reserve	Merger reserve	Share-based payment reserves	Statutory reserve	Capital reserve	Retained earnings	Currency translation reserve	Total equity
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Notes	Note 24		Note 25(e)	Note 25©	Note 25(d)	Note 25(a)	Note 25(f)		Note 25(b)
Balance at January 1, 2017	151	669,192	(507,235)	58,989	123,513	135,343	61,266	232,460	(1,230)	772,449
Net loss for the year	-	-	-	-	-	-	-	(88,026)	-	(88,026)
Exchange difference on transaction of financial statements of foreign operations	-	-	-	-	-	-	-	-	275	275
Total comprehensive loss for the year	-	-	-	-	-	-	-	(88,026)	275	(87,751)
Issuance of new shares	53	9,691	-	-	-	-	-	-	-	9,744
Equity compensation	2	-	-	-	292	-	-	-	-	294
Transfer to statutory reserves	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2017	206	678,883	(507,235)	58,989	123,805	135,343	61,266	144,434	(955)	694,736
Initial application of IFRS 9 (Note 3)	-	-	-	-	-	-	-	(15,118)	-	(15,118)
Restated balance at January 1, 2018	206	678,883	(507,235)	58,989	123,805	135,343	61,266	129,316	(955)	679,618
Net loss for the year	-	-	-	-	-	-	-	(418,674)	-	(418,674)
Exchange difference on transaction of financial statements of foreign operations	-	-	-	-	-	-	-	-	(807)	(807)
Total comprehensive loss for the year	-	-	-	-	-	-	-	(418,674)	(807)	(419,481)
Issuance of new shares	97	15,165	-	-	-	-	-	-	-	15,262
Equity compensation	3	-	-	-	616	-	-	-	-	619
Transfer to statutory reserves	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2018	306	694,048	(507,235)	58,989	124,421	135,343	61,266	(289,358)	(1,762)	276,018
Initial application of IFRS 16 (Note 3)	-	-	-	-	-	-	-	(2,114)	-	(2,114)
Restated balance at January 1, 2019	306	694,048	(507,235)	58,989	124,421	135,343	61,266	(291,472)	(1,762)	273,904
Net loss for the year	-	-	-	-	-	-	-	(9,501)	-	(9,501)
Exchange difference on transaction of financial statements of foreign operations	-	-	-	-	-	-	-	-	(118)	(118)
Total comprehensive loss for the year	-	-	-	-	-	-	-	(9,501)	(118)	(9,619)
Issuance of new shares for equity financing	67	6,199	-	-		-	-	-	-	6,266
Warrants exercised	19	1,697	-	-		-	-	-	-	1,716
Equity compensation - employee share-based compensation	5	-	-		621	-	-	-	-	626
Transfer to statutory reserves	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2019	397	701,944	(507,235)	58,989	125,042	135,343	61,266	(300,973)	(1,880)	272,893

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
		2019	2018	2017
	Notes	RMB'000	RMB'000	RMB'000
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxation		(9,445)	(418,465)	(78,285)
Adjustments for
Amortization of land use rights	14	-	108	143
Operating lease charge	22	12,187	-	-
Depreciation of property, plant and equipment	12	12	11,500	15,371
Amortization of prepaid expenses		2,677	-	-
Gain on disposal of property, plant and equipment	12	-	-	(70)
Write down of inventories ( reversal of inventory provision)	16	(56,766)	55,973	(2,733)
Bad debt provision of trade receivables		68,661	316,438	71,565
Loss from assets devaluation	12-14	-	85,021	36,683
Share based compensation	26	627	619	294
Interest expense		315	-	206
Operating cash flows before working capital changes		18,268	51,194	43,174
Decrease in inventories		18,817	8,347	23,808
Increase in trade receivables		(21,570)	(23,309)	(50,384)
Decrease (Increase) in other receivables and prepayments		(40)	(2,521)	12,058
Decrease in trade payables		(1,753)	(36,755)	(23,173)
Increase in unearned revenue		619	-	-
Increase (decrease) in taxes payable		(5,502)	635	-
Decrease in accrued liabilities, other payables, and amounts owed to related parties		(2,552)	(3,825)	(7,529)
Cash generated from (used in) operations		6,287	(6,234)	(2,046)
Interest paid		-	-	-
Income tax paid		-	-	-

Net cash generated from (used in) operating activities		6,287	(6,234)	(2,046)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of fixed assets		-	-	(5,618)
Proceed from disposal of property, plant and equipment		-	-	70
Decrease (increase) in restricted cash		(1,066)	(1,719)	-

Net cash used in investing activities		(1,066)	(1,719)	(5,548)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment for lease liabilities		(13,902)	-	-
Insurance of share capital for equity financing	24	5,033	15,262	9,537
Warrants exercised	24	2,948	-	-
Advance from related parties		14	186	-

Net cash generated from (used in) financing activities		(5,907)	15,448	9,537

NET INCREASE (DECREASE) IN CASH & EQUIVALENTS		(686)	7,495	1,943
CASH & EQUIVALENTS, BEGINNING OF YEAR		9,016	2,328	110
EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		(118)	(807)	275

CASH & EQUIVALENTS, END OF YEAR		8,212	9,016	2,328

The accompanying notes are an integral part of these consolidated financial statements.

CHINA CERAMICS CO. LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2017, 2018 and 2019

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

On June 30, 2009, through a capitalization agreement between Mr. Wong Kung Tok and Stand Best, Stand Best capitalized a shareholder loan due to Mr. Wong Kung Tok in the amount of HK$67.9 million (equivalent to approximately RMB 58.9 million) through the issuance of an aggregate of 9,999 ordinary shares of HK$1.00 par value which Mr. Wong Kung Tok allotted to Success Winner.

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

On September 22, 2017, Success Winner incorporated a 100% owned subsidiary Vast Elite Limited (“Vast Elite”) in Hong Kong with an initial registered capital of HKD1. Vast Elite is engaged in the trading of building materials, but had no operations during the year ended December 31, 2019.

On November 20, 2019, Vast Elite incorporated a 100% owned subsidiary Chengdu Future Talented Management and Consulting Co, Ltd (“Chengdu Future”) in China. Chengdu Future is engaged in the business management and consulting services.

On December 3, 2019, Success Winner incorporated a 100% owned subsidiary Antelope Enterprise Holdings Limited (“Antelope Holdings”) in Hong Kong. Antelope Holdings only serves the purpose as a holding company.

China Ceramics and its subsidiaries’ (the “Company”) corporate structure as of December 31, 2019 is as follows:

Name	Place and date of incorporation or establishment/ operations	Nominal value of issued ordinary share /registered capital		Percentage of equity attributable to the Company		Principal activities
				Direct	Indirect
Success Winner Limited	British Virgin Islands, May 29, 2009	US$	1	100	-	Investment holding

Stand Best Creation Limited	Hong Kong, January 17, 2008	HKD	10,000	-	100	Investment holding

Jinjiang Hengda Ceramics Co., Ltd. (note 1)	PRC, September 30, 1993	RMB	288,880,000	-	100	Manufacture and sale of ceramic tiles

Jiangxi Hengdali Ceramic Materials Co., Ltd. (note 1)	PRC, May 4, 2008	RMB	55,880,000	-	100	Manufacture and sale of ceramic tiles

Fujian Province Hengdali Building Materials Co., Ltd (note 2)	PRC, September 17,2013	RMB	1,000,000	-	100	Sale of building and decoration materials

Vast Elite Limited (note 1)	Hong Kong, September 22, 2017	HKD	1	-	100	Trading of building material

Chengdu Future (note 3)	PRC, November 20, 2019	RMB	30,000,000	-	100	Business management and consulting services

Antelope Enterprise Holdings Limited	Hong Kong, December 3, 2019	HKD	10,000	-	100	Investment holding

Note:

1. The registered capital of Hengda, Hengdali, Fujian Hengdali, Vast Elite and Antelope Holdings had been fully paid up.

2. Fujian Hengdali was disposed in August 2017.

3. Chengdu Future is allowed to pay the registered capital in full before November 12, 2049.

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

The consolidated financial statements were approved and authorized for issue by the Board of Directors on May 20, 2020.

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

The Company’s financial statements consolidate those of the Company and all of its subsidiaries as of December 31, 2019. Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Company has power, only substantive rights (held by the Company and other parties) are considered. All subsidiaries have a reporting date of December 31.

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

The translation of certain RMB amounts as of and for the year ended December 31, 2019 into US$ is included in these financial statements solely for the convenience of readers and was made at the rate of RMB 6.96 to US$1.00, which was based on the noon buying rate on December 31, 2019 in the City of New York cable transfers of RMB as certified for customers purposes by the Federal Reserve Bank of New York. Such translation should be construed as representation that RMB amounts could be converted, realized or settled into US$ at the rate stated above or at any other rate.

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

Upfront payments made to acquire land held under an operating lease are stated at cost less accumulated amortization and any accumulated impairment losses. Amortization is calculated on a straight line basis over the leasing period of 50 years. The carrying amounts of land used rights were reclassified to right-of-use assets to conform to IFRS 16.

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

Financial assets and financial liabilities are initially measured at fair value except for trade debtors arising from contracts with customers which are initially measured in accordance with HKFRS 15 since 1 January 2019. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets or liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

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

Trade and other payables are initially recognized at fair value. They are subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

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

All other leases are treated as operating leases. Where the Company has the use of assets under operating leases, payments made under the leases are charged to profit or loss on a straight line basis over the lease terms except where an alternative basis is more representative of the time pattern of benefits to be derived from the leased assets. Lease incentives received are recognized in profit or loss as an integral part of the aggregate net lease payments made. Contingent rental are charged to profit or loss in the accounting period in which they are incurred. Operating leases were treated in accordance to IFRS 16 commencing January 1, 2019.

All the leases of the Company are operating leases for the years ended December 31, 2019, 2018 and 2017.

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

The following amendments to standards have been adopted by the Company for the first time for the financial year beginning on 1 January 2019. The application of the amendments to IFRSs in the current year has had no material impact on the Company's financial performance and positions for the current and prior years and/or on the disclosures set out in these consolidated financial statements.

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

The Company adopted IFRS 16 Leases retrospectively from January 1, 2019. In accordance with the transitional provision under IFRS 16, the Company applied the simplified transition approach, and all right-of-use assets were measured at the amount of the lease liabilities on adoption (adjusted for any prepaid or accrued lease expenses). Comparative figures for the 2018 financial year have not been restated.

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as “operating leases” under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 5.75% (Note 22).

RMB’000
Operating lease commitments disclosed as at December 31, 2018	19,695
Discounted using weighted average incremental borrowing rate of 5.75%	15,496
Lease liabilities recognized as at January 1, 2019	19,380

All right-of-use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the consolidated statement of financial position as at December 31, 2018. The impact on transition of IFRS 16 is summarized as below:

January 1, 2019
RMB’000
Right-of-use assets	17,266
Lease liability	(19,380)
Retained earnings	2,114

3.2	Accounting standards issued but not yet effective

At the date of authorization of these financial statements, there was no new standards, amendments and interpretations to existing standards that were relevant to the Company have been published by the IASB but are not yet effective, and have not been adopted by the Company.

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

Impairment loss recognized in respect of property, plant and equipment

As of December 31, 2019, the net carrying amount of property, plant and equipment was approximately RMB 35,000 (2018: RMB 46,000). No impairment loss was recognized against the original carrying amount of property, plant and equipment for the year ended December 31, 2019. The impairment loss recognized for the years ended December 31, 2018 and 2017 was RMB 75,907,000 and RMB 33,653,000, respectively. Determining whether property, plant and equipment are impaired requires an estimation of the recoverable amount of the property, plant and equipment. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of investment property

As of December 31, 2019, the net carrying amount of investment property was nil (2018: nil). No impairment loss was recognized against the original carrying amount of investment property for the year ended December 31, 2019. The impairment loss recognized for the years ended December 31, 2018 and 2017 was approximately RMB 4,858,000 and RMB 1,617,000, respectively. Determining whether investment property are impaired requires an estimation of the recoverable amount of the investment property. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of land use rights

As of December 31, 2019, the net carrying amount of land use rights was nil (2018: nil). No impairment loss was recognized against the original carrying amount of land use rights for the year ended December 31, 2019. The carrying amounts of land used rights were reclassified to right-of-use assets to conform to IFRS 16 during the year ended December 31, 2019. The impairment loss recognized for the years ended December 31, 2018 and 2017 was RMB 4,256,000 and RMB 1,413,000, respectively. Determining whether land use rights are impaired requires an estimation of the recoverable amount of the land use rights. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Company to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. No impairment was made on goodwill for the year ended December 31, 2019. The impairment made on goodwill for the years ended December 31, 2018 and 2017 was nil.

Income tax

The Company has exposure to income taxes in the PRC. Significant judgment is required in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The carrying amounts of the Company’s income tax payable as of December 31, 2019 and 2018 were nil.

Impairment of trade receivables

The Company’s management assesses the collectability of trade receivables. This estimate is based on the credit history of the Company’s customers and the current market conditions. Management assesses the collectability of trade receivables at the balance sheet dates and makes the provision, if any. The identification of doubtful debts requires the use of judgment and estimates. Judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness, past collection history of each customer and on-going dealings with them. Where the expectation is different from the original estimate, such difference will impact the carrying value of trade and other receivables and doubtful debts expenses in the period in which such estimate has been changed. The net carrying amounts of the Company’s trade receivables as of December 31, 2019 and 2018 were RMB 177,023,000 and RMB 224,114,000, respectively.

Net realizable value of inventories

Net realizable value of inventories is the management’s estimation of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of a similar nature. It could change significantly as a result of various market factors. The net carrying amounts of the Company’s inventories as of December 31, 2019 and 2018 were RMB 165,296,000 and RMB 127,346,000, respectively.

Share-based payment transaction

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 27.

5.	REVENUE AND OTHER INCOME

Revenue comprises the fair value of the consideration received or receivable for the sale of goods. An analysis of the Company’s revenue and other income is as follows:

	For the years ended December 31,
	2019	2018	2017
	RMB’000	RMB’000	RMB’000
Revenue
Sale of goods	327,581	498,189	821,792
Other income
Interest income	73	36	32
Foreign exchange gain	74	450	-
Consulting income	109	-	-
Rent deposit refund	88	-	-
Other income	96	-	-
Gain on disposal of fixed assets	-	-	70
Rental income	14,196	14,151	14,151
	14,636	14,637	14,253

6.	FINANCE COSTS

Finance costs comprise interest expense on the Company’s bank borrowings:

	For the years ended December 31,
	2019	2018	2017
	RMB’000	RMB’000	RMB’000
Interest on lease liability	315	-	-
Interest on bank borrowings	-	-	213

7.	REALIZED AND UNREALIZED FAIR VALUE (LOSS)/GAIN ON DERIVATIVE FINANCIAL INSTRUMENTS

	For the years ended December 31,
	2019	2018	2017
	RMB’000	RMB’000	RMB’000
Realized and unrealized fair value (loss)/gain on derivative financial instruments	-	-	-

8.	LOSS BEFORE TAXATION

The Company’s loss before taxation is arrived at after charging:

	For the years ended December 31,
	2019	2018	2017
	RMB’000	RMB’000	RMB’000
Cost of inventories recognized as expense(1)	246,255	499,355	771,438
Depreciation expenses	12	11,500	15,371
Amortization of land use rights	-	108	143
Right-of-use asset depreciation charge	12,187	-	-
Auditors’ remuneration
– Audit fees	1,689	1,628	320
– Audit-related fees	-	-	-
	1,689	1,628	320
Directors’ remuneration
– salaries and related cost	1,747	1,418	1,200
– retirement scheme contribution	16	16	9
– share-based payments	-	-	-
Key management personnel (other than directors)
– salaries and related cost	671	753	1,447
– retirement scheme contribution	20	24	23
– share-based payments	622	619	304
Research and development personnel
– salaries and related cost	313	789	936
– retirement scheme contribution	45	78	102
Other personnel
– salaries and related cost	26,001	33,023	55,526
– retirement scheme contribution	3,867	5,526	5,526
Total employee benefit expenses	33,302	42,246	68,025

(1)         Cost of inventories recognized as expense included staff costs of RMB 19,867,000, RMB 27,087,000 and RMB 48,857,000, retirement scheme contribution of RMB 2,734,411, RMB 4,135,000 and RMB 6,984,000, depreciation and amortization expense of RMB nil, RMB 8,457,000 and RMB 11,203,000, right-of-use asset depreciation/operating lease charges of RMB 12,503,000, RMB 13,902,000 and RMB 13,902,000, and (reversal of ) / (reversal) write-down of inventories of RMB (56,766,000), RMB 55,973,000 and RMB (2,733,000) for the years ended December 31, 2019, 2018, and 2017, respectively, which amounts are also included in the respective total amounts disclosed separately for each of these types of expenses.

9.	INCOME TAX EXPENSE/(CREDIT)

	For the years ended December 31,
	2019	2018	2017
	RMB’000	RMB’000	RMB’000
Current Tax:
PRC Income Tax	29	-	5,185
Reversal of income tax refundable	27	-	-
	-	-	5,185
Deferred tax expense	-	209	4,556
	56	209	9,741

Reconciliation between income tax expense (credit) and (loss) profit before taxation at applicable tax rates is as follows:

	For the years ended December 31,
	2019 RMB’000	2018 RMB’000	2017 RMB’000
Loss before taxation	(9,445)	(418,465)	(78,285)
Tax calculated at a tax rate of 25%	(2,361)	(104,616)	(19,571)
Tax effect on non-deductible expenses	-	-	-
Tax effect on different tax rates of group entities operating in other jurisdictions	842	588	218
Impairment losses on property, plant and equipment, and investment property that are not tax deductible	-	20,191	8,817
Impairment losses on land use right that are not tax deductible	-	1,064	353
Inventory provision (reversal) that are not tax deductible (taxable)	(14,192)	13,993	(683)
Bad debts expense that are not tax deductible	17,165	79,057	6,232
Depreciation and amortization adjustments that are not tax deductible	(18,050)	(15,890)	(15,617)
Other	29	-	-
Income tax refund that are not expected to receive	-	-	24,270
Net operating losses not recognized to deferred tax assets	16,623	5,822	5,722
Tax per financial statements	56	209	9,741

British Virgin Islands Profits Tax

The Company has not been subject to any taxation in this jurisdiction for the years ended December 31, 2019, 2018 and 2017.

Hong Kong Profits Tax

The subsidiary in Hong Kong is subject to tax charged on Hong Kong sourced income with a statutory tax rate of 16.5% for the years ended December 31, 2019, 2018 and 2017. No Hong Kong profits tax has been provided as the Company has no assessable profit arising in Hong Kong for the years ended December 31, 2019, 2018 and 2017.

PRC Income Tax

The subsidiaries in the PRC are subject to the enterprise income tax in accordance with “PRC Enterprise Income Tax Law” (“EIT Law”), and the applicable income tax rate for the years ended December 31, 2019, 2018 and 2017 is 25%.

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

Deferred tax (assets)/liabilities recognized in the consolidated statements of financial position and the movements during the years are as follows:

	Dividend withholding	Inventory	Impairment	Bad debt	Net operating	Depreciation and
Deferred tax arising from:	tax	provision	loss	allowance	loss	amortization	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2017	-	(4,765)	-	-	-	-	(4,765)
Charges/(credits) for the year	-	4,765	-	-	-	(209)	4,556
As of December 31, 2017	-	-	-	-	-	(209)	(209)
Charges/(credits) for the year	-	-	-	-	-	209	209
As of December 31, 2018	-	-	-	-	-	-	-
Charges/(credits) for the year
As of December 31, 2019	-	-	-	-	-	-	-

Hengda and Hengdali, the Company’s PRC subsidiaries, have cumulative undistributed earnings of RMB 267,193,000, RMB 329,503,000 and RMB 380,109,000, as of December 31, 2019, 2018 and 2017, which are included in consolidated retained earnings. Deferred tax liabilities of RMB nil has been recognized to the extent of distributable profits earned by Hengda as of December 31, 2019, 2018and 2017. No provision has been made for deferred taxes related to future repatriation of the remaining earnings, as the Company controls the dividend policy of these PRC subsidiaries and it has been determined that it is probable that these profits will not be distributed in the foreseeable future. If the Company were to distribute these cumulated earnings in the foreseeable future, the deferred tax liabilities of RMB 13,360,000, RMB 16,475,000 and RMB 19,005,000 would be recognized as of December 31, 2019, 2018 and 2017, respectively.

For the purpose of presentation in the consolidated statements of financial position, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances in the consolidated statements of financial position for financial presentation purposes:

As of December 31,
	2019 RMB’000	2018 RMB’000
Deferred tax assets	-	-
Deferred tax liabilities	-	-
	-	-

10.	LOSS PER SHARE

	For the years ended December 31,
	2019	2018	2017
Loss attributable to holders of ordinary shares (RMB’000):	(9,501)	(418,674)	(88,026)

Weighted average number of ordinary shares outstanding used in computing basic and diluted (loss)/earnings per share	6,075,667	4,493,036	3,339,487

Loss per share - basic (RMB)	(1.56)	(93.18)	(26.36)
Loss per share - diluted (RMB)	(1.56)	(93.18)	(26.36)

Warrants to purchase common stock are not included in the diluted loss per share calculations when their effect is antidilutive. For the year ended December 31, 2019, about 1,669,437 of potential common stock related to outstanding warrants and stock options were excluded from the calculation of diluted net loss per share as such shares are antidilutive when there is a loss. There were 728,571 and 178,571 shares for the years ended December 31, 2018 and 2017.

11.	GOODWILL

	As of December 31,
	2019	2018
	RMB’000	RMB’000
Carrying amount	3,735	3,735
Accumulated impairment losses	(3,735)	(3,735)
	-	-

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

12.	PROPERTY, PLANT AND EQUIPMENT

	Buildings RMB'000	Plant and machinery RMB'000	Motor vehicles RMB'000	Office equipment RMB'000	Total RMB'000
Cost
At January 1, 2018	349,630	746,042	4,225	1,886	1,101,783
Additions	-	-	-	-	-
Disposals	-	-	-	-	-
At December 31,2018	349,630	746,042	4,225	1,886	1,101,783
Additions	-	-	-	-	-
Disposals	-	-	-	-	-
At December 31, 2019	349,630	746,042	4,225	1,886	1,101,783

Accumulated depreciation
At January 1, 2018	48,034	339,328	3,720	1,518	392,600
Depreciation charge	1,263	10,054	28	18	11,363
At December 31, 2018	49,297	349,382	3,748	1,536	403,963
Depreciation charge	-	-	-	11	11
At December 31, 2019	49,297	349,382	3,748	1,547	403,974

Impairment
At January1, 2018	260,068	361,062	446	291	621,867
Impairment losses recognized in profit or loss	40,265	35,598	31	13	75,907
At December 31, 2018	300,333	396,660	477	304	697,774
Impairment losses recognized in profit or loss	-	-	-	-	-
At December 31, 2019	300,333	396,660	477	304	697,774

Carrying amount
At December 31, 2018	-	-	-	46	46
At December 31, 2019	-	-	-	35	35

All property, plant and equipment held by the Company are located in the PRC. The Company’s buildings are situated on land under medium-term land use rights.

For the buildings owned collectively by the Company and other three unrelated companies, the cost of buildings are stated according to the amounts paid by the Company for its part of buildings, which represent the Company’s interests in the buildings. Buildings are depreciated over their expected useful lives of 40 years. These buildings’ cost was RMB 2,913,000, and accumulated depreciation of RMB 1,226,000 and RMB 1,226,000 as of December 31, 2019 and 2018, respectively, and an impairment allocation of RMB 1,687,000 and RMB 1,687,000 as of December 31, 2019 and 2018, respectively.  No property, plant and equipment was pledged to secure the Company interest-bearing bank borrowings at December 31, 2019 and 2018.

At the end of the reporting period, the Company assessed the recoverable amount of property, plant and equipment, and determined that carrying amount was impaired by RMB nil (2018: RMB 75,907,000).

Loss (gain) on disposal of property, plant and equipment in 2019, 2018 and 2017 was nil, nil, and RMB 70,000 gain, respectively.

13.	INVESTMENT PROPERTY

	2019	2018
	RMB’000	RMB’000
Cost
At December 31, 2019 and 2018	37,253	37,253

Accumulated depreciation
As of beginning of the year	(1,886)	(1,750)
Depreciation for the year	-	(136)
As of end of the year	(1,886)	(1,886)

Impairment for the year
As of beginning of the year	(35,367)	(30,509)
Impairment losses recognized in profit or loss transferred from property, plant and equipment	-	(4,858)
As of end of the year	(35,367)	(35,367)

Carrying amount
At December 31, 2019 and 2018	-	-

The fair value of this investment property, which is the estimation of the depreciated replacement cost, as of December 31, 2019 was RMB 35,400,000.

At the end of the reporting period, the Company assessed the recoverable amount of investment property, and determined that carrying amount was impaired by RMB nil (2018: 4,858,000).

14.	LAND USE RIGHTS

The Company’s land use rights are under medium-term leases in the PRC, and are analyzed for reporting purposes as follows:

	2019	2018
	RMB’000	RMB’000
Cost
At the beginning of the year	32,619	32,619
Impact on initial application of HKFRS 16 (Note 2.6)	(32,619)	-
At end of the year	-	32,619

Accumulated amortization
At beginning of the year	(4,649)	(4,541)
Amortization	-	(108)
Impact on initial application of HKFRS 16 (Note 2.6)	4,649	-
At end of the year	-	(4,649)

Impairment
At beginning of the year	(27,970)	(23,714)
Impairment for the year	-	(4,256)
Impact on initial application of HKFRS 16 (Note 2.6)	27,970	-

At end of the year	-	(27,970)

Carrying amount
At December 31, 2019 and 2018	-	-

No land use rights of the Company were pledged to the banks as securities for the Company’s interest-bearing bank borrowings at December 31, 2019 and 2018. At the end of the reporting period, the Company assessed the recoverable amount of land use right, and determined that carrying amount was impaired by RMB nil (2018: 4,256,000). The carrying amounts of land used rights were reclassified to right-of-use assets to conform to IFRS 16.

15.	LONG-TERM PREPAID EXPENSES

	As of December 31,
	2019	2018
	RMB’000	RMB’000
Prepaid advertising fees	-	-

The amount represents the advertising fees paid in advance covering periods over one year.

16.	INVENTORIES

	As of December 31,
	2019	2018
	RMB’000	RMB’000
Raw materials	14,776	15,738
Work in progress	1,103	1,526
Finished goods	149,417	110,082
	165,296	127,346

The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	For the years ended December 31,
	2019	2018	2017
	RMB’000	RMB’000	RMB’000
Carrying amount of inventories sold	303,021	443,382	774,171
Write down (reversal) of inventories (included in cost of sales)	(56,766)	55,973	(2,733)
	246,255	499,355	771,438

17.	TRADE RECEIVABLES

	As of December 31,
	2019	2018
	RMB’000	RMB’000
Trade receivables	672,533	650,963
Less: provision for bad debt allowance	(495,510)	(426,849)
	177,023	224,114

The Company’s trade receivables are denominated in Renminbi and non-interest bearing. In 2011, the credit period granted to distributors was generally for a period within 90 days. Since the end of 2012, the Company had extended the collection period to 150 days to address funding pressures of its distributors. Other customers were granted a credit period of 90 days in the year ended December 31, 2013, and extended to 120 days in the year ended December 2016 and 2017. As of December 31, 2019 and 2018, the Company accrued RMB 495,510,000 and RMB 426,849,000, respectively, as a provision for bad debt related to the amount of outstanding trade receivables that did not conform with the Company’s credit policy.

All of the trade receivables are expected to be recovered within one year. An aging analysis of the Company's trade receivables, based on the invoice date, is as follows:

	As of December 31,
	2019	2018
	RMB’000	RMB’000
Within 90 days	35,846	57,785
Between 3 and 6 months	72,241	69,037
More than 6 months	68,936	97,292
	177,023	224,114

An aging analysis of trade receivables that were neither past due nor impaired or past due but not impaired, is as follows:

		Past due but not impaired
	Neither past due nor impaired	Less than 30 days	31 to 120 days	Over 120 days	Sub-total	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
December 31, 2018	126,823	97,291	-	-	-	224,114
December 31, 2019	141,177	35,846	-	-	-	177,023

Receivables that were neither past due nor impaired relate to a large number of customers for whom there was no recent history of default. All amounts are short-term. The Company does not hold any collateral over these receivables.

The net carrying value of trade receivables is considered a reasonable approximation of fair value. As of December 31, 2019, the Company is exposed to certain credit risks as 13% and 42% of the total trade receivables were due from the Company's largest and the five largest customers, respectively. As of December 31, 2018, the Company is exposed to certain credit risks as 30% and 97% of the total trade receivables were due from the Company's largest and the five largest customers, respectively.

18.	OTHER RECEIVABLES AND PREPAYMENTS

	As of December 31,
	2019	2018
	RMB’000	RMB’000
Prepayments for advertising and legal fee	2,036	4,673
	2,036	4,673

All of the other receivables and prepayments are expected to be recovered or recognized as expense within one year. The net carrying value of these balances is considered a reasonable approximation of fair value.

19.	CASH AND BANK BALANCES

	As of December 31,
	2019	2018
	RMB’000	RMB’000
Cash on hand	18	35
Cash at banks	8,194	8,981
Cash and bank balances	8,212	9,016

Cash and bank balances are denominated in the following currencies:

	As of December 31,
	2019	2018
	RMB’000	RMB’000
Renminbi	784	203
Hong Kong dollars	6	6
US dollars	7,422	8,807
	8,212	9,016

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

As of December 31, 2019, the Company has restricted cash of RMB 2,785,000 (2018: 1,719,000), of which nil (2018: nil) was used as collateral for the Company’s bank borrowings, and nil was used as collateral for the Company’s financial derivatives (2018: nil). They were temporarily not available for general use by the Company.

20.	TRADE PAYABLES

	As of December 31,
	2019	2018
	RMB’000	RMB’000
Trade payables	22,577	24,329

Trade payables are denominated in Renminbi, non-interest bearing and generally settled within 120-day terms. All of the trade payables are expected to be settled within one year. The carrying value of trade payables is considered to be a reasonable approximation of fair value.

21.	ACCRUED LIABILITIES AND OTHER PAYABLES

	As of December 31,
	2019	2018
	RMB’000	RMB’000
Deposits received from distributors	16,200	16,200
Accrued salary	1,208	2,331
Accrued rent, electricity and water	1,563	2,500
Accrued other taxes	1,027	1,541
Others	3,344	3,322
	23,342	25,894

Accrued liabilities and other payables are denominated in the following currencies:

	As of December 31,
	2019	2018
	‘000	‘000
In Renminbi	23,342	25,894
In US dollars	35	35

Deposits received represent deposits from the Company’s distributors. The Company usually requests a deposit from RMB 400,000 to RMB 1,000,000 from new distributors upon signing a distributorship agreement as security for the performance of their obligations under the distributorship agreement.

Accrued liabilities consist mainly of accrued rental, wages and utility expenses.

The carrying value of accrued liabilities and other payables is considered to be a reasonable approximation of fair value.

22.	RIGHT-OF-USE ASSETS AND LEASES LIABILITIES

(a)	Amounts recognized in the consolidated statement of financial position

Except recognition of lease liabilities, the carrying amounts of right-of-use assets for lease are as below:

Net book amount at January 1, 2019	RMB17,266

Net book amount at December 31, 2019	RMB5,078

(b)  Amounts recognized in the consolidated income statement

The consolidated income statement shows the following amounts relating to leases:

Year ended December 31, 2019
Depreciation charge of right-of-use assets	12,187
Interest expense	315

The total cash outflow in financing activities for leases during the year ended December 31, 2019 was RMB 13,902,000.

23.	INTEREST- BEARING BANK BORROWINGS (SECURED)

As of December 31,
	2019	2018
	RMB’000	RMB’000
Short-term bank borrowings - repayable within one year – shown under current liabilities	-	-
Long-term bank borrowings - repayable more than one year but not more than 5 years - shown under non-current liabilities	-	-
	-	-

Bank borrowings are denominated in the following currencies:

As of December 31,
	2019	2018
	RMB’000	RMB’000
Renminbi	-	-
US dollars	-	-
	-	-

The exposure of the Company’s loans is as follows:

As of December 31,
	2019		2018
	Effective interest rates %	RMB’000	Effective interest rates %	RMB’000
Fixed rate borrowings:		-		-
Variable rate borrowings:	-%	-	-%	-
		-		-

All of the Company’s bank borrowings are carried at amortized cost. The carrying values of the Company’s bank borrowings approximate their fair value.

The Company’s banking facilities were pledged by bank deposits, the Company’s buildings and land use rights, land use rights of third parties, and guaranteed by related parties, a subsidiary of the Company and third parties. As of December 31, 2019 and 2018, such banking facilities were utilized to the extent of nil.

As of the end of the reporting periods, the Company has the following undrawn bank borrowing facilities:

	As of December 31,
	2019	2018
	RMB’000	RMB’000
Variable-rate - expiring within one year	-	-

24.	SHARE CAPITAL

	As of December 31,
	2019		2018
	Number	US$	Number	US$
	of shares	‘000	of shares	‘000
Authorized:
Ordinary shares of US$0.008 each
At January 1 and December 31	51,000,000	400	51,000,000	400

	As of December 31,
	2019			2018
	Number	RMB		Number	RMB
	of shares	‘000		of shares	‘000
Issued:	7,306,985	397		5,678,703	306
Outstanding and fully paid:
Ordinary shares of US$0.008 each
At January 1	5,678,703	306		3,851,485	206
Issuance of new shares	1,200,000	67		1,770,299	97
Warrants exercised into shares	333,420	19		-	-
Equity compensation	94,862	5		56,919	3
At December 31	7,306,985	397	(2)	5,678,703	306	(1)

(1) Equivalent to US$45,000

(2) Equivalent to US$58,000

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

On May 25, 2010, the Company purchased 996,051 public warrants from four warrant holders (all managed by a single entity) at a price of US$1.00 per warrant in a privately negotiated transaction. The total amount paid to purchase the public warrants was US$996,051 (equivalent to RMB 6,803,000) and has been deducted from shareholders’ equity.

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

On November 24, 2010, the Company closed an underwritten public offering of 3,350,000 shares at a price of US$7.75 per share for gross proceed of approximately RMB 172.7 million. The total net proceeds of the offering to the Company, after deduction of underwriters’ commissions and discounts and estimated transaction expenses, were approximately RMB 159.6 million.

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

On November 29, 2018, the Company announced and on December 4, 2018, the Company closed a public offering of its common shares (and common stock warrants) with net proceeds of RMB 7,332,000 (US$1.07 million). The gross proceeds was RMB 8,732,000 (US$1.27 million) and related commission and legal expense was RMB 1,400,000 (US$203,600). The Company intends to use the net proceeds from the offering to fund inventory, distribution expenses, vendor obligations outside of the PRC, as well as for general corporate and working capital purposes.

In connection with the Offering, the Company issued 1,000,000 common shares at the price of $1.27 per share, with each common share coupled with a warrant (500,000 warrants in the aggregate) to purchase one common share. The common shares and the warrants were sold as units, but are immediately separable and will be issued separately. The warrants have an exercise price of $1.27 per share. The warrants will be exercisable on or after the date of issuance and will terminate on the five-year anniversary of the date of issuance. In January and February 2019, the investors exercised 333,420 shares of warrants.

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

The total fair value of the warrants granted to investors and placement agent is RMB 4,955,000. The fair values of warrants granted were determined using a variation of the Black-Scholes Option Pricing Model that takes into account factors specific to the share incentive plans, such as the vesting period. The following principal assumptions were used in the valuation:

Grant date	December 4, 2018
Share price at date of grant	US$	1.18
Exercise price at date of grant (investors and placement agent, respectively)	US$	1.27 & US$ 1.5875
Volatility		168%
Warrant life		5 years
Dividend yield		0%
Risk-free interest rate		2.63%
Fair value at grant date	US$	1.45

On December 16, 2019, the Company entered into a Securities Purchase Agreement with certain institutional investors for the sale by the Company of 1,200,000 common shares, at a purchase price of $0.75 per share. Concurrently with the sale of the Common Shares, the Company also sold warrants to purchase 1,200,000 common shares. The Company sold the Common Shares and Warrants for aggregate gross proceeds of $900,000 (the “Offering”). Subject to certain beneficial ownership limitations, the five-year Warrants will be initially exercisable on the six-month anniversary of the issuance date at an exercise price equal to $0.82 per share, subject to adjustments as provided under the terms of the Warrants, and will terminate on the five-year anniversary of the initial exercise date of the Warrants. The closing of the sales of these securities under the Purchase Agreement took place on December 18, 2019. The Company received net proceeds from the transactions of approximately $748,000, after deducting certain fees due to the placement agent and the Company’s estimated transaction expenses. The net proceeds received by the Company from the transactions will be used for working capital and general corporate purposes.

Pursuant to the terms and provisions of the engagement letter between the Company and the Placement Agent, the Company agreed to pay the Placement Agent a cash placement fee equal to 8% of the gross proceeds of the Offering, or $72,000, plus other expenses of the Placement Agent not to exceed $45,000. The Placement Agent also received five-year warrants to purchase up to a number of common shares equal to 5% of the aggregate number of shares sold in the Offering, including the warrant shares issuable upon exercise of the Warrants, which such Compensation Warrants have substantially the same terms as the Warrants sold in the Offering, except that such Compensation Warrants have an exercise price of $0.9375 per share and will terminate on the five year anniversary of the effective date of this offering.

The total fair value of the warrants granted to investors and placement agent is RMB 5,250,000. The fair values of warrants granted were determined using a variation of the Black-Scholes Option Pricing Model that takes into account factors specific to the share incentive plans, such as the vesting period. The following principal assumptions were used in the valuation:

Grant date	December 18, 2019
Share price at date of grant	US$	0.68
Exercise price at date of grant (investors and placement agent, respectively)	US$	0.82 & US$ 0.9375
Volatility		141%
Warrant life		5 years
Dividend yield		0%
Risk-free interest rate		1.74%
Average fair value at grant date	US$	0.598

Following is a summary of the warrant activity for the years ended December 31, 2019 and 2018:

	Number of Warrants	Average Exercise Price	Weighted Average Remaining Contractual Term in Years
Outstanding at January 1, 2018	192,857	$6.24	3.09

Exercisable at January 1, 2018	192,857	6.24	3.09
Granted	550,000	1.30	5
Exercised	-	-	-
Forfeited	-	-	-
Expired	-	-	-
Outstanding at December 31, 2018	742,857	2.58	4.19
Exercisable at December 31, 2018	742,857	2.58	4.19
Granted	1,260,000	0.83	5
Exercised	(333,420)	1.30	-
Forfeited	-	-	-
Expired	-	-	-
Outstanding at December 31, 2019	1,669,437	$1.52	4.38
Exercisable at December 31, 2019	1,669,437	$1.52	4.38

From January to December 31, 2018, the Company issued aggregate of 56,919 shares to its Chief Financial Officer as stock compensation expense. The fair value of 56,919 shares was RMB 619,000.

From January to December 31, 2019, the Company issued aggregate of 94,862 shares to its Chief Financial Officer as stock compensation expense. The fair value of 94,862 shares was RMB 627,000.

25.	RESERVES

(a)	Statutory reserve

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

The share-based payment reserve also represents the equity-settled share options granted to employees (Note 27). The reserve is made up of the cumulative value of services received from employees recorded over the vesting period commencing from the grant date of equity-settled share options, and is reduced by the expiry or exercise of the share options.

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

At the time that each of the foreign currency transaction agreements was established with the financial institution, the Company was required to deposit monies with the financial institution. RMB 6.7 million of a total of RMB 15.6 million in deposits were funded on behalf of the Company by Wong Kung Tok (who is the brother-in-law of the Company’s Chief Executive Officer) at the request of the Chief Executive Officer, and were included in a total of RMB 40.2 million in loans owed by the Company to Wong Kung Tok as of July 9, 2014. In connection with the Novation discussed above, the Company’s Chief Executive Officer, Sound Treasure Limited and Wong Kung Tok entered into an agreement with the Company (the “Offset Agreement”) pursuant to which loans totaling RMB 20.7 million owed by the Company to Wong Kung Tok as of the date of the Offset Agreement were transferred to Sound Treasure Limited and then were forgiven by Sound Treasure Limited; and in return the Company agreed to forego any claim to RMB 15.6 million in deposits under the foreign currency transaction agreements which were transferred to Sound Treasure Limited pursuant to the Novation. As a result of these transactions, Sound Treasure Limited released the Company from liabilities aggregating RMB 76.8 million and the Company transferred ownership of RMB 15.6 million in deposits held at the financial institution from the Company to Sound Treasure Limited. Except as disclosed above, neither the Company’s Chief Executive Officer nor any affiliate of the Chief Executive Officer received any remuneration for agreeing to assume the foreign currency transaction agreements. The material terms of the Novation and the Sound Treasure Agreement were reviewed and approved by the Audit Committee of the Company. As a result of the Novation and the Offset Agreement, approximately RMB 76.8 million in liabilities on the Company’s books were extinguished in 2014 and the Capital Reserve account was increased by approximately RMB 61.3 million.

26.	DIVIDENDS

The Company paid a cash dividend of US$0.10 (equivalent to RMB 0.61) per share each on July 13, 2013 and January 14, 2014, respectively, to its shareholders which totaled in aggregate US$4.1 million (equivalent to RMB 24.9 million gross, RMB 23.66 million net of 5% PRC withholding tax (Note 9)).

The Company paid a cash dividend of US$0.0125 (equivalent to RMB 0.08) per share each on July 14, 2014 and January 14, 2015, respectively, to its shareholders which totaled in aggregate US$0.5 million (equivalent to RMB 3.2 million gross, RMB 3.01 million net of 5% PRC withholding tax (Note 9)).

27.	SHARE-BASED EMPLOYEE REMUNERATION

(a) Employee share scheme

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

From August to December 2017, the Company issued aggregate of 27,394 shares to its Chief Financial Officer as stock compensation expense. From January to December 31, 2018, the Company issued aggregate of 56,919 shares to its Chief Financial Officer as stock compensation expense. From January to December 31, 2019, the Company issued aggregate of 94,862 shares to its Chief Financial Officer as stock compensation expense.

For the years ended December 31, 2019, 2018 and 2017, employee remuneration expense (all of which related to equity-settled share-based payment transactions) of RMB 627,000, RMB 619,000 and RMB 294,000, respectively, has been included in profit or loss and credited to the share-based payment reserve.

28.	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Apart from those discussed elsewhere in these financial statements, the following are significant related party transactions entered into between the Company and its related parties at agreed rates:

	For the years ended December 31,
	2019	2018	2017
	RMB’000	RMB’000	RMB’000
Service fees paid to Stuart Management Co.	-	40	81

	2019	2018
	RMB’000	RMB’000
Amounts owed to related parties	36,217	36,203
Service fees accrued to Stuart Management Co.	-	-
	36,217	36,203

Pursuant to an administrative services agreement dated as of December 1, 2009 between the Company and Stuart Management Co., an affiliate of Paul K. Kelly, an ex-director who resigned on Nov 27, 2013, the Company paid US$6,000 (equivalent to RMB 40,000) and US$12,000 (equivalent to RMB 81,000) during the years ended December 31, 2018 and 2017 plus out-of-pocket expenses to Stuart Management Co. for administrative services. The initial one-year term began on December 1, 2009, and the agreement automatically renews for successive one-year terms unless either party notifies the other of its intent not to renew. During the term of the agreement, Stuart Management Co. provided the Company with general administrative services, including acting as the Company’s administrative agent in the United States and the British Virgin Islands, and allow the Company to utilize certain of its office space for meetings. The agreement was renewed to reduce the amount to US$4,900 (equivalent to RMB 30,000) a month in December 2013. The amount was further reduced to US$1,000 (equivalent to RMB 6,000) a month commencing October 2014. The Company terminated service with Stuart Management starting from July 1, 2018.

Mr. Huang Jia Dong, the founder and Chairman of Hengda and the Chief Executive Officer and one of the directors of the Company and Mr. Wong Kung Tok, formerly one of the Company’s significant shareholders, provide working capital loans to the Company from time to time during the normal course of its business. These loans amounted to RMB 35,057,000 and RMB 35,057,000 as of December 31, 2019 and 2018, respectively. These loans are interest free, unsecured and repayable on demand. Mr. Huang and Mr. Wong are brothers-in-law. Mr. Huang and Mr. Wong are brothers-in-law.

As of December 31, 2019, the Company had a loan of US$167,000 (equivalent to RMB 1,160,000) (2018: US$167,000 (equivalent to RMB 1,146,000)) payable to Sound Treasure Limited, an affiliate of Mr. Huang Jia Dong and a shareholder of the Company. This loan is interest free, unsecured and repayable on demand.

29.	COMMITMENTS

(a)	Operating lease commitments

The Company leases production factories, warehouses and employees’ hostel from unrelated parties under non-cancellable operating lease arrangements. The leases have varying terms and the total future minimum lease payments of the Company under non-cancellable operating leases are payable as follows:

	As of December 31,
	2019	2018	2017
	RMB’000	RMB’000	RMB’000
Within one year	5,792	13,902	13,902
After one year and within five years	-	5,792	19,694
	5,792	19,694	33,596

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

The Company’s capital expenditures consist of expenditures on property, plant and equipment and capital contribution. Capital expenditures contracted for at the balance sheet date but not recognized in the financial statements are as follows:

	As of December 31,
	2019	2018	2017
	RMB’000	RMB’000	RMB’000
Contracted for capital commitment in respect of capital contribution to its wholly foreign owned subsidiary in the PRC:
Chengdu Future	30,000,000	-	-
Contracted but not provided for in the financial statements – acquisition of property, plant and equipment	-	-	-

(c)	Other commitments

The Company had the following other commitments:

	Year ended December 31,
	2019	2018	2017
	RMB’000	RMB’000	RMB’000
Advertising expenditure contracted but not provided for in the financial statements	-	-	1,670

30.	FINANCIAL RISK MANAGEMENT

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

	As of December 31, 2019
		More than 1	Total contractual
		year but less	undiscounted	Carrying
	Within 1 year	than 3 years	cash flow	amount
	RMB’000	RMB’000	RMB’000	RMB’000
Trade payables	22,577	-	22,577	22,577
Amounts owed to related parties	36,217		36,217	36,217
Interest-bearing bank borrowings	-	-	-	-
Total	58,794	-	58,794	58,794

	As of December 31, 2018
		More than 1	Total contractual
		year but less	undiscounted	Carrying
	Within 1 year	than 3 years	cash flow	amount
	RMB’000	RMB’000	RMB’000	RMB’000
Trade payables	24,329	-	24,329	24,329
Amounts owed to related parties	36,203		36,203	36,023
Interest-bearing bank borrowings	-	-	-	-
Total	60,532	-	60,532	60,532

(c)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates.

The Company’s exposure to interest rate risk arises primarily from the Company’s interest-bearing bank deposits and borrowings. The interest rates and terms of repayment of the bank borrowings are disclosed in Note 23.

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

At December 31, 2019 and 2018, the company has paid off all its loan. Thus was no variable-rate risk.

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

As of December 31, 2019 and 2018, nearly all of the Company’s monetary assets and monetary liabilities were denominated in RMB except that as of December 31, 2019 and 2018, certain bank balances (Note 19), bank borrowings (Note 23) and other payables (Note 21) were denominated in US dollars.

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

	As of December 31,
	2019	2018	2017
	RMB’000	RMB’000	RMB’000
Loss before taxation	414	353	86

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Company which expose the Company to foreign currency risk at the end of the reporting period. The stated changes represent management’s assessment of reasonably possible changes in foreign exchange rates over the period until the end of next annual reporting period. The analysis is performed on the same basis for 2019, 2018 and 2017.

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

There were no transfers between instrument levels during the years ended December 31, 2019 and 2018.

As of December 31, 2019 and 2018 there were no other financial instruments measured on a recurring basis.

(ii)	Financial assets and liabilities measured at other than fair value

The carrying amounts of the Company’s other financial instruments carried at cost or amortized cost approximate their fair values as of December 31, 2019 and 2018.

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

The Company is not subject to externally imposed capital requirements, except for, as disclosed in Note 25(a), the Company’s PRC subsidiaries are required by the Foreign Enterprise Law of the PRC to contribute to and maintain a non-distributable statutory reserve fund whose utilization is subject to approval by the Board of Directors. This externally imposed capital requirement has been complied with by the PRC subsidiaries for the years ended December 31, 2019, 2018 and 2017.

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

	As of December 31,
	2019	2018
	RMB’000	RMB’000
Interest-bearing bank borrowings	-	-
Amounts owed to related parties	36,217	36,203
Total debts	36,217	36,203
Less: Cash and cash equivalents (excluding restricted bank balances)	(8,212)	(9,016)
Net debts	28,005	27,187
Equity attributable to shareholders of the Company	272,496	275,712
Gearing ratio	10.3%	9.9%

32.	SUBSEQUENT EVENTS

The Company has evaluated all events that have occurred subsequent to December 31, 2019 through the date that the consolidated financial statements were issued. Management has concluded that the following subsequent events required disclosure in these financial statements:

On January 8, 2020, the “Company executed subscription agreements in connection with a $500,000 private placement of its ordinary shares with three accredited investors at the price of $0.75 per share. The Company agreed to register the shares sold in the Offering for resale no later than 270 days after the closing of the Offering. There were no discounts or brokerage fees associated with this Offering. The net proceeds of the Offering will be used for working capital and general corporate purposes.

Beginning in late 2019, there have been reports of the COVID-19 (coronavirus) outbreak originating in China, prompting government-imposed quarantines, closures of certain travel and businesses. Following this outbreak, in February 2020, the Company temporarily shut down its operations in Jinjiang City, Fujian Province, and Gao’An City, Jiangxi Province, as mandated by the local authorities. In March 2020, the Company gradually resumed its operations in these cities and continues to operate such production facilities. It is presently unknown whether and to what extent the Company’s supply chains may be affected if the pandemic persists for an extended period of time. The Company may incur significant delays or expenses relating to such events outside of its control, which could have a material adverse impact on its business, operating results and financial condition.