Form 20-F
period 2020-12-31
Antelope Enterprise Holdings Ltd
filed 2021-04-29
CIK 1470683

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from ____________to ____________

Commission file number 001-34944

Antelope Enterprise Holdings Limited

(Exact name of the Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

Telephone: +86 (595) 8576 5053

(Address of principal executive offices)

Huang Meishuang

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone

Anhai, Jinjiang City

Fujian Province, PRC

Telephone: +86 (595) 8576 5053

Facsimile: +86 (595) 8576 5059

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
SHARES, PAR VALUE $0.024	AEHL	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

On April 20, 2021, the issuer had 4,405,854 shares outstanding.

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

Yes ☐             No ☒

CERTAIN INFORMATION

In this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated, “we,” “us,” “our,” and “Antelope Enterprises” refers to Antelope Enterprise Holdings Limited (formerly China Ceramics Co., Ltd.), a British Virgin Islands company, and its subsidiaries, including Success Winner Limited (“Success Winner”), a British Virgin Islands company and wholly owned subsidiary of Antelope Enterprises, Stand Best Creation Limited (“Stand Best”), a Hong Kong company and wholly owned subsidiary of Success Winner and the entity that wholly owns Jinjiang Hengda Ceramics Co., Ltd. (“Hengda”), a PRC operating company that in turn wholly owns Jiangxi Hengdali Ceramic Materials Co., Ltd. (“Hengdali”), a PRC operating company, Vast Elite Limited (“Vast Elite”), a Hong Kong company and wholly owned Subsidiary of Success Winner and the entity that wholly owns Chengdu Future Talented Management and Consulting Co., Ltd, (“Chengdu Future”) a PRC operating company, Antelope Enterprise (HK) Holdings Limited (“Antelope HK”), a Hong Kong company and wholly owned subsidiary of Success Winner and the entity that wholly owns Antelope Holdings (Chengdu) Co., Ltd (“Antelope Chengdu”), a PRC operating company.

On November 20, 2009, China Holdings Acquisition Corp. (“CHAC”), our predecessor, merged with and into Antelope Enterprise Holdings Limited, its wholly owned British Virgin Islands subsidiary, resulting in the redomestication of CHAC to the British Virgin Islands as “Antelope Enterprise Holdings Limited ” Immediately following the merger and redomestication (the “Redomestication”), and as part of the same integrated transaction, Antelope Enterprises acquired all of the outstanding securities of Success Winner (the “Business Combination”). Unless the context indicates otherwise, the “Company” refers to CHAC prior to the Business Combination and Antelope Enterprises following the Business Combination.

Unless the context indicates otherwise, all references to “China” or “PRC” refer to the People’s Republic of China. All references to “provincial-level regions” or “regions” include provinces as well as autonomous regions and directly controlled municipalities in China, which have an administrative status equal to provinces, including Beijing.

All references to “Renminbi,” “RMB” or “yuan” are to the legal currency of the People’s Republic of China, and all references to “U.S. dollars,” “dollars,” “$” are to the legal currency of the United States. This Report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 23, 2021, the buying rate announced by the Federal Reserve Statistical Release was RMB 6.4945 to $1.00.

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

The following selected consolidated financial data as of and for the years ended December 31, 2020, 2019, 2018, 2017, and 2016 have been derived from the audited consolidated financial statements of Antelope Enterprises included in this Annual Report. This information is only a summary and should be read together with the consolidated financial statements, the related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Antelope Enterprises” and other financial information included in this Annual Report.

The consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (“IASB”). The results of operations of Antelope Enterprises in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this Annual Report.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

Selected Consolidated Financial Data

(RMB in Thousands except per Share and Operating Data)

	As of December 31
	2020	2019	2018	2017	2016
Consolidated Statements of Financial Position Data
Cash and cash equivalents	12,344	8,212	9,016	2,328	110
Total current assets	166,860	362,248	366,895	728,535	781,769
Total assets	225,386	362,283	366,941	825,418	931,281
Total current liabilities	81,309	89,390	90,923	130,682	158,832
Long-term obligations	46,728	-	-	-	-
Total liabilities	128,037	89,390	90,923	130,682	158,832
Total equity	97,349	272,893	276,018	694,736	772,449
Outstanding shares *	3,674,370	2,435,662	1,892,901	1,283,828	940,313

•	Reflects 3:1 reverse stock split effected on September 3, 2020

	As of December 31
	2020	2019	2018	2017	2016
Consolidated Statement of Comprehensive Income Data
Revenues	182,989	327,581	498,189	821,792	793,745
Gross profit (loss)	(26,002)	81,326	(1,166)	50,354	(30,111)
Operating income (loss)	(214,993)	(24,081)	(346,620)	(50,635)	(89,714)
Loss before taxation	(193,062)	(9,445)	(418,465)	(78,285)	(316,221)
Loss attributable to shareholders	(193,095)	(9,501)	(418,674)	(88,026)	(321,802)
Earnings per share – *
Basic	(65.67)	(4.68)	(279.54)	(79.08)	(349.53)
Diluted	(65.67)	(4.68)	(279.54)	(79.08)	(349.53)
Weighted average shares outstanding – *
Basic	2,940,265	2,025,222	1,497,679	1,113,162	920,666
Diluted	2,940,265	2,025,222	1,497,679	1,113,162	920,666
Cash dividends declared per share (RMB)	-	-	-	-	-

•	Reflect 3:1 reverse stock split effected on September 3, 2020
5

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On April 23, 2021, the buying rate announced by the Federal Reserve Statistical Release was RMB 6.4945 to $1.00 .

		Spot Exchange Rate
Period		Period Ended	Average (1)	Low	High

		(RMB per US$1.00)
2016		6.9421	6.6424	6.4498	6.9570
2017		6.5063	6.7568	6.4773	6.9575
2018		6.8755	6.6896	6.2649	6.9737
2019		6.9618	6.9081	6.6822	7.1786
2020		6.5250	6.9042	6.5208	7.1681
2021	January	6.4282	6.4678	6.4282	6.4822
	February	6.4730	6.4601	6.4344	6.4869
	March	6.5518	6.5109	6.4648	6.5716

Source: Federal Reserve Statistical Release.

(1)	Annual averages, lows, and highs are calculated from month-end rates. Monthly averages, lows, and highs are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report.

Risk Factors Relating to Our Business

We generate a large percentage of our revenues from a limited number of customers and our business will suffer if sales to such customers decline.

Our five largest customers accounted for an aggregate of 96.7%, 43.3% and 76.0% of our total revenue in fiscal years 2018, 2019 and 2020. We are particularly exposed to the credit risks of these customers as defaults in payment by our major customers would have a significant impact on our cash flows and financial results. Our agreements with our major customers do not specify minimum sales volume. There is no assurance that we will continue to retain these customers or that they will continue to purchase our products at their current levels in the future. If there is any reduction or cancellation of purchase orders by these customers for any reason, including a fall in demand from our customers’ downstream developer clients, or a termination of a relationship with these customers, our revenues will be negatively impacted.

Payment defaults by the customers to whom we extend credit would harm our cash flows and results.

Our financial position and profitability are dependent on the creditworthiness of our customers. We are exposed to the credit risks of our customers and this risk increases the larger the orders are. We usually offer our customers credit terms of approximately 120 to 150 days. During the past two years our trade receivable turnover has increased substantially. As of fiscal year end 2020, it was 242 days. We may experience increased credit risk from our customers resulting in an increased level of doubtful or bad debts in the future. Should we experience any unexpected delay or difficulty in collecting receivables from our customers, our cash flows and financial results may be adversely affected.

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

In fiscal years 2018, 2019 and 2020 our cost of raw materials and energy source, which consist of clay (comprising mainly of kaolin, flint and feldspar), coal and natural gas (used to heat our kilns), coloring materials and glazing materials, accounted for approximately 61.6%, 56.7% and 25.1% of our total cost of sales in fiscal years 2018, 2019 and 2020. The price of clay, coal, natural gas, coloring materials and glazing materials may fluctuate due to factors such as global supply and demand for such raw materials and changes in global economic conditions. Coal and natural gas in aggregate accounted for approximately 12.9%, 12.1% and 5.2% of our total costs of raw materials as an energy source in fiscal years 2018, 2019 and 2020. Any shortages or interruptions in the supply of clay, coal and natural gas, coloring materials or glazing materials will result in an increase in the cost of production, thus increasing our cost of sales. If we are not able to pass on such an increase to our customers or are unable to find alternative sources of clay, coal, coloring materials, or glazing materials or appropriate substitute raw materials at comparable prices, our gross margins and overall financial performance will be adversely affected.

The Company may incur significant delays and/or expenses relating to the COVID-19 (coronavirus) outbreak in China and beyond

Beginning in late 2019, a novel strain of coronavirus (COVID-19) was reported and the World Health Organization has declared the outbreak to constitute a “Public Health Emergency of International Concern.” This has prompted government-imposed quarantines, closures of certain travel and businesses. Following this outbreak, in February 2020, the Company temporarily shut down its operations in Jinjiang City, Fujian Province, and Gao’An City, Jiangxi Province, as mandated by the local authorities. In March 2020, the Company gradually resumed its operations in these cities and continues to operate such production facilities. It is presently unknown whether and to what extent the Company’s supply chains may be affected if the pandemic persists for an extended period of time. The Company may incur significant delays or expenses relating to such events outside of its control, which could have a material adverse impact on its business, operating results and financial condition.

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

Failure to compete successfully with our competitors and new entrants to the ceramics industry in the PRC may result in Antelope Enterprises losing market share.

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

Our facilities currently provide an aggregate annual maximum production capacity of approximately 51.6 million square meters of ceramic tiles. However, due to a reduction in demand, as of fiscal year end 2020, we are utilizing production facilities capable of producing only 4.19 million square meters of ceramic tiles. In addition, we currently have 12 production lines of which only one was utilized as of fiscal year end 2020 due to challenging macroeconomic conditions that began in the fourth quarter of 2012 and which was recently exacerbated by the COVID-19 pandemic. The fact that a significant portion of our facilities are not being used means that our net income will be significantly less than it would otherwise be because we need to maintain those unused facilities even though they are not currently being productive. Because certain of our facilities have remained idle for an extended period of time, the Company recorded an impairment charge of RMB 85.0 million (US$ 12.9 million) in the second half of 2018 related to property, plant and equipment, and land use rights at its Hengda and Hengdali production facilities. The impairment of the non-current assets is attributable to challenging market conditions in China which resulted in a contraction in demand for the Company’s products in 2018. If our facilities continue to remain idle, we may be required to take an additional impairment charge on our financial statements.

For the full fiscal year 2020, revenue decreased by 44.1% as compared to fiscal 2019 mainly due to the 35.4% decrease in sales volume and a decrease in our average selling price of 13.6% resulting from a contraction in business from our customers which was primarily caused by the COVID-19 pandemic. In order to maintain our market share and move inventory, in October 2019, we decreased the pricing of our ceramic tile products by an average of 15%. This resulted in a 26% increase in our sales volume for the second half of 2019 as compared to the same period of 2018. For the full fiscal year 2019, revenue decreased by 34.2% as compared to fiscal 2018 mainly due to the 27.0% decrease in sales volume resulting from the continued slowdown of China’s economy, especially in the manufacturing sector and the real estate industry. However, in July of 2018, we decreased the pricing of our ceramic tile products by an average of 10%, but this decrease did not offset the fall in our sales volume due to deteriorating market conditions that persisted through the second half of 2018, and we do not believe that further price decreases would have had a beneficial effect upon sales volume for this period. In past periods, we also decreased the pricing of our products in order to increase sales. On July 1, 2016, we reduced the selling price of certain of our slow-moving products beginning on July 1, 2016 with the goal to turn some of this inventory into cash. Beginning on October 1, 2016, in order to generate sales and move inventory, we instituted a 20% reduction of our slow-moving products. This price reduction led to a 35% increase in our sales volume in the fourth quarter of 2016 compared to the same period of 2015. The fourth quarter of 2016 growth in sales volume was the first positive comparison to the previous comparable period after four straight fiscal quarters of period over period decline in this key metric. Our strategy of decreasing the pricing of our products may or may not result in an increase in our sales volume during differing periods. In addition, if customers grow accustomed to such significant reductions, we may need to offer significant discounts in the future, which could reduce our net income and revenues long term.

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

Auditors of companies whose shares are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Because we have substantial operations within the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditor. As a result, investors may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

Approximately 100%, 99.7% and 95.4% of our revenue in each of the last three fiscal years was derived from the PRC market and we anticipate that the PRC market will continue to be the major source of revenue for the foreseeable future. Accordingly, any significant slowdown in the PRC economy or decline in demand for our products from our customers in the PRC will have an adverse effect on our business and financial performance. Furthermore, as our operations and production facilities are located in the PRC, any unfavorable changes in the social and/or political conditions may also adversely affect our business and operations. While the current policy of the PRC government seems to be one of economic reform to encourage foreign investments and greater economic decentralization, there is no assurance that such a policy will continue to prevail in the future. There is no assurance that our operations will not be adversely affected should there be any policy changes.

We are subject to risks related to the laws and regulations of the PRC and the interpretation and implementation thereof.

Our business and operations, as well as those of our customers and suppliers in the PRC, are subject to the laws and regulations promulgated by relevant PRC governmental authorities. The PRC government is still in the process of developing a comprehensive set of laws and regulations in the course of the PRC’s transformation from a centrally planned economy to a market-oriented economy. As the legal system in the PRC is still in flux, laws and regulations or their interpretation may be subject to change. Furthermore, any change in the political and economic policy of the PRC government may also result in similar changes in the laws and regulations or the interpretation thereof. Such changes may adversely affect our operations and business in the PRC. The PRC legal system is a codified legal system comprising written laws, regulations, circulars, administrative directives, and internal guidelines as well as judicial interpretations. Decided cases do not form part of the legal structure of the PRC and thus have no binding effect. As such, the administration of PRC laws and regulations may be subject to a certain degree of discretion by the authorities. This has resulted in the outcome of dispute resolutions not having the level of consistency or predictability as in other countries with more developed legal systems. Due to such inconsistency and unpredictability, if we should be involved in any legal dispute in the PRC, we may experience difficulties in obtaining legal redress or in enforcing our legal rights. From time to time, changes in law, registration requirements, and regulations or the implementation thereof may also require us to obtain additional approvals and licenses from the PRC authorities for carrying out our operations in the PRC which would require us to incur additional expenses in order to comply with such requirements and in turn affect our financial performance with the increase in our business costs. Furthermore, there can be no assurance that approvals, registrations, or licenses will be granted to us promptly or at all. If we experience delays in obtaining or are unable to obtain such required approvals, registrations, or licenses, our operations and business in the PRC, and hence our overall financial performance will be adversely affected.

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

The PRC legal system is based on the Constitution of the People’s Republic of China and is made up of written laws, regulations, circulars and directives. With the PRC’s entry into the WTO, the PRC government is in the process of developing its legal system so as to encourage foreign investments and to meet the needs of investors. As the PRC economy is developing at a generally faster rate than its legal system, some degree of uncertainty exists in connection with whether and how existing laws and regulations will apply to certain events or circumstances. Some of the laws and regulations, and the interpretation, implementation and enforcement thereof, are still at the experimental stage and therefore subject to policy changes. There is no assurance that the introduction of new laws or regulations, changes to existing laws and regulations and the interpretation or application thereof or the delays in obtaining approvals from the relevant PRC authorities will not have an adverse impact on our business or prospects. In particular, on August 8, 2006, the Ministry of Commerce, the China Securities Regulatory Commission, the State-owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration of Industry and Commerce and the State Administration of Foreign Exchange promulgated the “Rules on the Mergers and Acquisition of Domestic Enterprises by Foreign Investors” which came into effect on September 8, 2006, or “the M&A Rules.” Foreign investors should comply with the rules when they purchase shareholding equities of a PRC domestic non-foreign-funded enterprise, or Domestic Company, or subscribe to the increased capital of a Domestic Company, and thus changing the nature of the Domestic Company into a foreign investment enterprise. The rules stipulate, inter alia, (i) that the acquisition of a Domestic Company by an affiliated foreign enterprise established or controlled by PRC entities or individuals must be approved by the Ministry of Commerce; (ii) that the incorporation of a special purpose vehicle, which is directly or indirectly controlled by PRC entities for the purpose of an overseas listing of the equity interest of a Domestic Company, must be subject to the approval of the Ministry of Commerce; (iii) that the acquisition of a Domestic Company by a special purpose vehicle shall be subject to approval of the Ministry of Commerce and (iv) the offshore listing of a special purpose vehicle shall be subject to the prior approval from China Securities Regulatory Commission. As Hengda was incorporated as a FIE and Antelope Enterprises does not fall within the scope of being classified as a special purpose vehicle directly or indirectly established or controlled by PRC entities or individuals, the M&A Rules did not apply to the Business Combination, and we were not required to obtain the approval from the Ministry of Commerce, the approval from the China Securities Regulatory Commission and/or any other approvals from PRC government authorities as stipulated by the M&A Rules. There is however no assurance that the PRC authorities will not issue further directives, regulations, clarifications or implementation rules, which may require us or other relevant parties to obtain further approvals with respect to the Business Combination. If new laws are promulgated or the existing laws are reinterpreted, our structure could be determined to be in violation of such laws and subject to sanction by applicable government authorities.

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

Risks to Antelope Enterprises’ Shareholders

The price of our shares could be volatile and could decline at a time when you want to sell your holdings.

The price of our shares has been and may continue to be volatile, and that volatility may continue for an extended period of time.

There is a risk that Antelope Enterprises could be treated as a U.S. domestic corporation for U.S. federal income tax purposes after the Redomestication and the Business Combination, which, among other things, could result in significantly greater U.S. federal income tax liability to Antelope Enterprises.

Section 7874(b) of the Internal Revenue Code of 1986, as amended (the “Code”) generally provides that a corporation organized outside the United States that acquires, directly or indirectly, pursuant to a plan or series of related transactions substantially all of the assets of a corporation organized in the United States will be treated as a domestic corporation for U.S. federal income tax purposes if shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% (of either the voting power or the value) of the stock of the acquiring corporation after the acquisition. Under regulations promulgated under Section 7874, a warrant holder of either the acquired corporation or the acquiring corporation generally is treated for this purpose as owning stock of the acquired corporation or the acquiring corporation, as the case may be, with a value equal to the excess of the value of the shares underlying the warrant over the exercise price of the warrant. If Section 7874(b) were to have applied to the Redomestication, then, among other things, Antelope Enterprises, as the surviving entity, would have been subject to U.S. federal income tax on its worldwide taxable income following the Redomestication and the Business Combination as if Antelope Enterprises were a domestic corporation. Although Section 7874(b) should not have applied to treat Antelope Enterprises as a domestic corporation for U.S. federal income tax purposes, due to the absence of full guidance on how the rules of Section 7874(b) applied to the transactions completed pursuant to the Redomestication and Business Combination, this result is not entirely free from doubt. Shareholders are urged to consult their own tax advisors on this issue. See the discussion in the section entitled “Taxation — United States Federal Income Taxation — Tax Treatment of Antelope Enterprises After the Redomestication and the Business Combination.” The balance of this discussion assumes that Antelope Enterprises has been and will be treated as a foreign corporation for U.S. federal income tax purposes.

There is a risk that Antelope Enterprises will be classified as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. holders of its securities.

In general, Antelope Enterprises will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income (including its pro rata share of the gross income of its 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (including its pro rata share of the assets of its 25% or more-owned corporate subsidiaries) produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If Antelope Enterprises is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section entitled “Taxation—United States Federal Income Taxation—General”) of its shares, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of the shares of Antelope Enterprises or the receipt of certain excess distributions from Antelope Enterprises and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of Antelope Enterprises and its subsidiaries during its 2015 taxable year, Antelope Enterprises does not believe that it would be treated as a PFIC for such year. However, because Antelope Enterprises has not performed a definitive analysis as to its PFIC status for its 2015 taxable year, there can be no assurance in respect to its PFIC status for such year. There also can be no assurance with respect to Antelope Enterprises’ status as a PFIC for its current (2016) taxable year or any future taxable year. U.S. Holders of the shares of Antelope Enterprises are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section entitled “Taxation—United States Federal Income Taxation—U.S. Holders—Passive Foreign Investment Company Rules.”

Under the EIT Law, Antelope Enterprises, Success Winner and/or Stand Best may be classified as a “resident enterprise” of the PRC. Such classification could result in PRC tax consequences to Antelope Enterprises, our non-PRC resident shareholders, Success Winner and/or Stand Best.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law, the PRC Enterprise Income Tax Law, or “EIT Law,” which took effect on January 1, 2008. Under the EIT Law, enterprises are classified as “resident enterprises” and non-resident enterprises. An enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define “de facto management bodies” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise; however, it remains unclear whether the PRC tax authorities would deem our managing body as being located within China. Due to the short history of the EIT Law and lack of applicable legal precedents, the PRC tax authorities determine the PRC tax resident treatment of a foreign (non-PRC) company on a case-by-case basis. If the PRC tax authorities determine that Antelope Enterprises, Success Winner and/or Stand Best is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, Antelope Enterprises, Success Winner and/or Stand Best may be subject to the enterprise income tax at a rate of 25% on Antelope Enterprises’, Success Winner’s and/or Stand Best’s worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, under the EIT Law and its implementing rules, dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. As a result, if Antelope Enterprises, Success Winner and Stand Best are each treated as “qualified resident enterprises,” all dividends from Hengda to Antelope Enterprises (through Success Winner and Stand Best) should be exempt from the PRC enterprise income tax.

If Stand Best were treated as a PRC “non-resident enterprise” under the EIT Law, then dividends that Stand Best receives from Hengda (assuming such dividends were considered sourced within the PRC) (i) may be subject to a 5% PRC withholding tax, provided that Stand Best owns more than 25% of the registered capital of Hengda continuously within 12 months immediately prior to obtaining such dividend from Hengda, and the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the “PRC-Hong Kong Tax Treaty,” were otherwise applicable, or (ii) if such treaty does not apply (i.e., because the PRC tax authorities may deem Stand Best to be a conduit not entitled to treaty benefits), may be subject to a 10% PRC withholding tax. Similarly, if Success Winner were treated as a “non-resident enterprise” under the EIT Law and Stand Best were treated as a “resident enterprise” under the EIT Law, then dividends Success Winner receives from Stand Best (assuming such dividends were considered sourced within the PRC) may be subject to a 10% PRC withholding tax. A similar situation may arise if Antelope Enterprises were treated as a “non-resident enterprise” under the EIT Law, and Success Winner were treated as a “resident enterprise” under the EIT Law. Any such taxes on dividends could materially reduce the amount of dividends, if any, we could pay to our shareholders. Finally, if Antelope Enterprises is determined to be a “resident enterprise” under the EIT Law, this could result in a situation in which a 10% PRC tax is imposed on dividends Antelope Enterprises pays to its shareholders that are not tax residents of the PRC, or “non-resident investors,” and that are enterprises but not individuals, and gains derived by them from transferring Antelope Enterprises’ shares, if such income is considered PRC-sourced income by the relevant PRC tax authorities. In such event, Antelope Enterprises may be required to withhold a 10% PRC tax on any dividends paid to such non-resident investors. Such non-resident investors also may be responsible for paying PRC tax at a rate of 10% on any gain derived by such investors from the sale or transfer of Antelope Enterprises’ shares in certain circumstances. Antelope Enterprises would not, however, have an obligation to withhold PRC tax with respect to such gain under the PRC tax laws. Also, if Antelope Enterprises is determined to be a “resident enterprise,” its nonresident investors who are individuals may also be subject to potential PRC individual income tax at a rate of 20% with respect to dividends received from Antelope Enterprises and/or gains derived by them from the sale or transfer of Antelope Enterprises’ shares. Moreover, the State Administration of Taxation, or “SAT,” released Circular Guoshuihan No. 698, or Circular 698, on December 10, 2009 that reinforces the taxation of certain equity transfers by non-resident investors through overseas holding vehicles. Circular 698 addresses indirect equity transfers as well as other issues. Circular 698 is retroactively effective from January 1, 2008. According to Circular 698, where a nonresident investor who indirectly holds an equity interest in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers an equity interest in the PRC resident enterprise by selling an equity interest in the offshore holding company, and the latter is located in a country or jurisdiction where the actual tax burden is less than 12.5% or where the offshore income of its residents is not taxable, the non-resident investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days of the execution of the equity transfer agreement. The tax authorities in charge will evaluate the offshore transaction for tax purposes. In the event that the tax authorities determine that such transfer is abusing forms of business organization and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form. A reasonable commercial purpose may be established when the overall international (including U.S.) offshore structure is set up to comply with the requirements of supervising authorities of international (including U.S.) capital markets. If the SAT’s challenge of a transfer is successful, it may deny the existence of the offshore holding company that is used for tax planning purposes and subject the non-resident investor to PRC tax on the capital gain from such transfer. Since Circular 698 has a short history, there is uncertainty as to its application. We (or a nonresident investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we (or such non-resident investor) should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations (or such non-resident investor’s investment in us). In additional, the PRC resident enterprise may be required to provide necessary assistance to support the enforcement of Circular 698. On February 3, 2015, the State Administration of Tax issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-tax Resident Enterprise, or Public Notice 7. Public Notice 7 has introduced a new tax regime that is significantly different from that under Circular 698. Public Notice 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Public Notice 7 provides clearer criteria the Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China, As a result, gains derived from such indirect transfer may be subject on PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if transferee fails to withhold the taxes and the transferor fails to pay the taxes.

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
21

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

The third PRC-based operating subsidiary, Chengdu Future, was established on November 20, 2019 under the law of PRC. Chengdu Future is a wholly foreign-owned enterprise in China. All of the equity interests in Future Talented are 100% owned by Vast Elite.

The fourth of our PRC- based operating subsidiary, Antelope Chengdu, was established on May 9, 2020 under the law of PRC. Antelope Chengdu is a wolly foreign-owned enterprise in China. All of the equity interest in Antelope Chengdu are 100% owned by Antelope HK.

Vast Elited Limited was established on September 22, 2017 under the laws of Hong Kong. Vast Elite is 100% owned by Success Winner.

Antelope Enterprise (HK) Holdings Limited was established on December 3, 2019 under the laws of Hong Kong. Antelope HK is 100% owned by Success Winner

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

Pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, on November 20, 2009, CHAC merged with and into Antelope Enterprises, its wholly owned British Virgin Islands subsidiary, and immediately thereafter, and as part of the same integrated transaction, Antelope Enterprises acquired all of the outstanding securities of Success Winner.

Prior to Antelope Enterprises’ acquisition of Success Winner, neither CHAC nor Antelope Enterprises had any operations.

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

The total maximum annual production capacity from our two facilities was 51.6 million square meters of ceramic tiles as of December 31, 2020.

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

On December 3, 2019, Success Winner incorporated a 100% owned subsidiary Antelope Enterprise (HK) Holdings Limited (“Antelope HK”) in Hong Kong. Antelope HK only serves the purpose as a holding company.

On May 9, 2020, Antelope HK incorporate a 100% owned subsidiary Antelope Holdings (Chengdu) Co., Ltd (Antelope Chengdu) in China. Antelope Chengduis engaged in computer consulting and software development.

Antelope Enterprise Holdings Limited and its subsidiaries’ (the “Company”) corporate structure as of December 31, 2020 is as follows:

Antelope Enterprise Holdings Limited
(BVI Company)
100%
Success Winner Limited
(BVI Company)
100%
100%
100%
Antelope Enterprise (HK) Holdings Limited
(Hong Kong Company)
Stand Best Creation Limted
(Hong Kong Company)
Vast Elite Limited
(Hong Kong Company)
100%
100%
100%
Antelope Holdings (Chengdu) Co., Ltd
(PRC WOFE Company)
Jinjiang Hengda Ceramics Co Ltd
(PRC WOFE Company)
Chengdu Future Talented Management and Consulting Co., Ltd
(PRC WOFE Company)
100%
Jinagxi Hengdali Ceramic Materials Co Ltd
(PRC Company)

Antelope Enterprises’ History

Antelope Enterprises is a British Virgin Islands limited liability company whose predecessor, CHAC, incorporated in Delaware on June 22, 2007, was organized as a blank check company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that has its principal operations in Asia.

The Initial Public Offering

On November 21, 2007, CHAC consummated its initial public offering of 12,000,000 units. On December 14, 2007, the underwriters of CHAC’s initial public offering exercised their over-allotment option for an offering of 800,000 units. Each unit in the offering consisted of one share and one share purchase warrant. Each warrant entitled the holder to purchase from Antelope Enterprises one share in Antelope Enterprises at an exercise price of $7.50. CHAC’s shares and warrants started trading separately as of December 17, 2007.

The Business Combination

Pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, on November 20, 2009, CHAC merged with and into Antelope Enterprises, its wholly owned British Virgin Islands subsidiary, and, immediately thereafter, and as part of the same integrated transaction, Antelope Enterprises acquired all of the issued and outstanding shares of Success Winner held by its former shareholder in exchange for $10.00 and 5,743,320 shares of Antelope Enterprises shares. In addition, 8,185,763 shares of the Antelope Enterprises shares were placed in escrow (the “Contingent Shares”) to be released to the seller in the event certain earnings and stock price thresholds were achieved. Of the Contingent Shares, 5,185,763 Contingent Shares were released based on our achieving growth in either net earnings before tax or net earnings after tax. 3,000,000 Contingent Shares that were eligible to be released if Antelope Enterprises shares closed at or above certain share price targets for any twenty trading days within a thirty trading day period prior to April 30, 2012 were canceled because we did not meet applicable price targets. Concurrent with the Business Combination, we redeemed and purchased an aggregate of 11,193,149 of our shares from our public stockholders for an aggregate purchase price of approximately $109.6 million (in transactions intended to assure the successful completion of the Business Combination). Such shares were voted in favor of the Business Combination and the other related proposals. On November 16, 2012 all of our share purchase warrants expired and ceased to trade. Antelope Enterprises’ registered office is c/o Harneys Corporate Services Limited of Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

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

May 2020 Registered Direct Offering

On May 22, 2020, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors (the “Investors”) for the sale by the Company of 1,102,950 common shares (the “Common Shares”), at a purchase price of $0.68 per share. Concurrently with the sale of the Common Shares, pursuant to the Purchase Agreement the Company also sold warrants to purchase 1,102,950 common shares (the “Warrants”). The Company sold the Common Shares and Warrants for aggregate gross proceeds of $750,006 (the “Offering”). Subject to certain beneficial ownership limitations, the five-year Warrants will be initially exercisable on the six-month anniversary of the issuance date at an exercise price equal to $0.79 per share, subject to adjustments as provided under the terms of the Warrants, and will terminate on the five-year anniversary of the initial exercise date of the Warrants. The closing of the sales of these securities under the Purchase Agreement will take place on May 27, 2020. The net proceeds from the transactions will be approximately $595,000, after deducting certain fees due to the placement agent and the Company’s estimated transaction expenses, and will be used for working capital and general corporate purposes. The Warrants and the shares issuable upon exercise of the Warrants were sold without registration under the Securities Act of 1933 (the “Securities Act”) in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and Rule 506 promulgated under the Securities Act as sales to accredited investors, and in reliance on similar exemptions under applicable state laws. Dawson James Securities, Inc. acted as the Company’s exclusive placement agent (the “Placement Agent”), on a best-efforts basis, in connection with the Offering. Pursuant to the terms and provisions of the engagement letter between the Company and the Placement Agent, the Company agreed to pay the Placement Agent a cash placement fee equal to 8% of the gross proceeds of the Offering, or $60,000, plus other expenses of the Placement Agent not to exceed $45,000. The Placement Agent also received five-year warrants (the “Compensation Warrants”) to purchase up to a number of common shares equal to 5% of the aggregate number of shares sold in the Offering, including the warrant shares issuable upon exercise of the Warrants, which such Compensation Warrants have substantially the same terms as the Warrants sold in the Offering, except that such Compensation Warrants have an exercise price of $0.85 per share and will terminate on the five year anniversary of the effective date of this offering.

December 2020 Private Offering

On December 7, 2020, the Company executed subscription agreements with three individual accredited investors to offer and sell in a private placement 566,379 of the Company’s common shares at the per share price of $2.32 (which was the closing price for the Company’s common shares on December 4, 2020) for the gross proceeds of approximately $1.3 million. The shares were sold without registration under the Securities Act of 1933 in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and Rule 506 promulgated under the Securities Act as sales to accredited investors. The proceeds of the transaction will be used for working capital and general working purposes. There were no discounts or brokerage fees associated with this offering.

Corporate Name Change

In October 2020, the Company announced its corporate name change to “Antelope Enterprise Holdings Limited”. Commencing on October 15, 2020, the Company’s shares will continue traded on the Nasdaq Stock Market under a new ticker symbol “AEHL”; the new CUSIP number associated with the name change is G041JN106. The Company’s shareholders approved the name change proposal at its February 2020 Annual Meeting.

Reverse Stock Split

Following the September 3, 2020 record date, the Company’s ordinary shares began trading on the NASDAQ Stock Market on a split-adjusted basis. The new CUSIP number for the Company’s common stock following the reverse split is G2113X159. The Board approved a reverse stock split so as to regain compliance with the minimum bid price requirement of $1.00 per share for continued listing on the NASDAQ Stock Market. As a result of the reverse stock split, every three issued and outstanding ordinary shares as of the effective date were combined into one issued and outstanding share. The reverse stock split reduced the number of outstanding ordinary shares of the Company from approximately 9.2 million shares to approximately 3.1 million shares, and the par value per share increased from $0.008 to $0.024. In lieu of issuing fractional shares, the Company issued one full share of the post-reverse stock split common share to any stockholder who would have been entitled to receive a fractional share. All outstanding stock options, warrants and other rights to purchase the Company’s ordinary shares were adjusted proportionately as a result of the reverse stock split. Following the split, the Company regained its compliance with NASDAQ’s minimum bid requirements for continued listing requirements on the NASDAQ Stock Market on September 18, 2020.

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

•         Jinjiang Hengda Ceramics Co., Ltd. (Jinjiang City, Fujian Province) – there is a total of 223 employees at this location; no employee has been affected by the novel coronavirus. The local government maintains daily control and monitoring of traffic to Fujian province from more severely affected provinces. In general, business entities in Jinjiang province resumed their operations, with some restrictions on operations of commercial banks and municipal entities.

•         Jiangxi Hengdali Ceramic Materials Co. Ltd. (Gao’An City, Jiangxi Province) – there is a total 64 employees at this location; no employee has been affected by the novel coronavirus. As a general matter, the municipal authorities require travel registration, routine self-checks for elevated body temperature and other symptoms, with periodic reporting to such authorities.

In addition to the foregoing:

•         Most of the branches of Fujian and Jianxi commercial banks where the Company maintains bank accounts have not fully resumed their operation or otherwise have refused to perform bank confirmations for fear of contacting contaminated items.

•         Cities and municipalities where the Company’s key customers and suppliers operate maintain monitoring and compulsory quarantine policies adopted during the COVID-19 outbreak; a number of the Company’s key customers and suppliers are unable to provide confirmations on time.

•         The express delivery companies have not fully resumed their operations in most cities. The delivery periods have significantly extended as compared with those prior to the COVID-19 outbreak due to shortage of active staff. Additional disinfection and sterilization requirements are in place to prevent the potential virus transmission through courier packages.

•         We have also begun to implement a diversification strategy into computer consulting and software development to broaden our business operations and fuel our growth. In August 2020, we announced several contracts related to fintech that were entered into by our newly-formed wholly-owned subsidiary which focuses on software development, Antelope Holdings (Chengdu), Co., Ltd. Although this business is currently operating on a small scale and is not currently an important contributor to revenue or earnings, we are intent upon growing this business over time.

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

Overview

We are a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles, sold under the “HD” or “Hengda,” “HDL” or “Hengdeli”, “Pottery Capital of Tang Dynasty”, “TOERTO” and ”WULIQIAO” brands are available in over two thousand styles, colors and size combinations. Currently, we have five principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, and (v) polished glazed tiles. Porcelain tiles are our best-selling products, accounting for over 77.7% of our total revenue in 2020.

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

Our manufacturing facilities operated by Jinjiang Hengda Ceramics Co., Ltd. are located in Jinjiang, Fujian Province, and our manufacturing facilities operated by Jiangxi Hengdali Ceramic Materials Co., Ltd. are located in Gaoan, Jiangxi Province. Combined, these facilities currently provide an aggregate annual maximum production capacity of approximately 72 million square meters. However, our annual production capacity has been effectively reduced from 72 million square meters of ceramic tiles to 66 million square meters of ceramic tiles due to an eight-year contract to lease out one of the production lines from our Hengdali facility that we entered into in March 2016. Therefore, for the term of the eight-year lease, and as a result of two old furnaces having been put out of use at the facility, we may only produce up to 28.8 million square meters of ceramic tiles from our Hengdali facility. In 2017, Hengda retired two old furnaces; in July of 2018, Hengda retired two more old furnaces, which caused Hengda’s annual maximum production capacity to be reduced to approximately 22.8 million. Therefore, the Company’s effective annual production capacity has been effectively reduced from 72 million square meters of ceramic tiles, to 51.6 million ceramic tiles as of fiscal year end 2019. Due to a reduction in demand, as of fiscal year end 2020, we are utilizing production facilities capable of producing only 4.19 million square meters of ceramic tiles. In addition, we currently have 12 production lines of which only one was utilized as of fiscal year end of 2020 due to challenging macroeconomic conditions that began in the fourth quarter of 2012 and which was exacerbated by the COVID-19 pandemic. Each production line is optimized to manufacture specific size ranges to maximize efficiency and output.

We primarily sell our products through an exclusive distributor network or directly to property developers. We have long-term relationships with our customers; most of our top ten customers in 2020 have been purchasing from us for over ten years. We have been in discussions with some large property developers in China to be their exclusive or primary provider of ceramic tiles and, although no arrangements or agreements have been entered into, we expect to enter into arrangements of that type in the foreseeable future.

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

In 2020, China’s gross domestic product (GDP) totaled approximately $14.7 trillion and was the world’s second largest economy after the United States. China’s annual 2020 GDP grew by 2.3% compared to 6.1% annual GDP growth in 2019, with the year-to-year slowdown attributable to the outbreak of the COVID-19 pandemic. However, once business conditions normalize, we believe that construction and real estate development will continue to be a key driver behind China’s GDP growth with property investment and related industries constituting a significant percentage of its GDP. Demand for ceramic tile product depends upon and directly correlates to activity in the construction and real estate development industries. The ceramic tile industry’s two primary markets in the PRC are residential construction applications and commercial construction applications.

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

Although the Chinese Government’s measures have helped to sustain the real estate sector, there is an oversupply of building materials companies which, in combination with occasional slowdowns in construction and real estate activities, has hindered our operating results.

Commencing in the fourth quarter of 2012, we began experiencing challenging market conditions in China’s real estate and construction markets which resulted in a marked decrease of our sales volume of our ceramic tile products. Beginning in December 2012, we began reducing the selling price of our ceramic tile products to be competitive in the market and to maintain market share. For fiscal 2013, our full year revenue was down 35.4% as compared to fiscal 2012 full year revenue, resulting from a 24.8% decrease in the sales volume of our ceramic tiles and a 14.1% decline in our average selling price. In fiscal 2014, we began emerging from the sector downturn that occurred in late 2012 due to challenging macroeconomic conditions. For fiscal 2014, our full year revenue increased 11.2% as compared to fiscal 2013 resulting from a 1.2% increase in the sales volume of our ceramic tiles and a 9.7% increase in our average selling price. However, for fiscal 2015, our full year revenue decreased by 2.0% as compared to fiscal 2014 resulting from a 5.8% decrease in the sales volume of our ceramic tiles somewhat offset by a 4.2% increase in our average selling price. The decrease in revenue in fiscal 2015 as compared to fiscal 2014 was primarily due to a substantial decline in business activity in the fourth quarter of 2015 as compared to the fourth quarter of 2014. The Company’s sales volume of 6.7 million square meters represented a 13.0% reduction in sales volume from the 7.7 million square meters recorded in the fourth quarter of 2014. The average selling price in the fourth quarter of 2015 rose 0.3% to 31.2 per square meter of ceramic tile as compared to the fourth quarter of 2014 as we had been able to retain our pricing power. The increase in average selling price in the fourth quarter of 2015 represents eight consecutive quarters of period over year-ago period growth in average selling price. However, business conditions became very challenging since the beginning of 2016. For fiscal 2016, our full year revenue decreased by 22.0% as compared to fiscal 2015 resulting from a 12.9% decrease in the sales volume of our ceramic tiles and an 11.5% decrease in our average selling price. The decrease in revenue in fiscal 2016 as compared to fiscal 2015 was primarily due to continued challenging market conditions and an overall decline in business activity. Consequently, beginning on July 1, 2016, we reduced the selling price of certain of our slow- moving products by 10% with the goal to turn some of this inventory into cash. Beginning on October 1, 2016, in order to generate sales and move inventory, we instituted a 20% reduction of our slow-moving products. This further price reduction led to a 35% increase in our sales volume to 9.00 million square meters in the fourth quarter of 2016 compared to 6.68 million square meters for the same period of 2015. However, the average selling price in the fourth quarter of 2016 fell 28.2% to RMB 22.4 per square meter of ceramic tile as compared to the fourth quarter of 2015 due to the price discounting instituted at the beginning of the fourth quarter. The decreases in average selling price in beginning in the third quarter of 2016 reversed eight consecutive quarters of period over year-ago period growth in this metric. Business conditions continued to be challenging in fiscal 2017 as we experienced a year-over-year 6.5% decrease to RMB 25.8 in our average selling price as compared to RMB 27.6 for fiscal 2016. However, due to competitive pricing and the strong sales of our porcelain ceramic tiles, we were able to generate a 10.6% increase in sales volume to 30.8 million square meters of ceramic tiles in 2017 from 28.8 million square meters of ceramic tiles for fiscal 2016. In fiscal 2018, we experienced difficult market conditions, especially in the second half of the year, which resulted in a 44.6% decline in sales volume as compared to fiscal 2017. In an effort to bolster sales, in July of 2018, we decreased the pricing of our ceramic tile products by an average of 10%, but certain core products maintained their pricing levels which resulted in a 9.4% increase to RMB 28.2 in our average selling price as compared to RMB 25.8 for fiscal 2017. In October 2019, we decreased the pricing of our ceramic tile products by an average of 15%. This resulted in a 26% increase in our sales volume for the second half of 2019 as compared to the same period of 2018. For the full fiscal year 2019 revenue decreased by 34.2% as compared to fiscal 2018 mainly due to the 27.0% decrease in sales volume resulting from the continued slowdown of China’s economy, especially in the manufacturing sector and the real estate industry. For the full fiscal year 2020, revenue decreased by 44.1% as compared to fiscal 2019 mainly due to the 35.4% decrease in sales volume resulting from a contraction in business from our customers which was primarily caused by the COVID-19 pandemic.

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

Importance of distributors

The majority of exterior ceramic tile manufacturers do not have sufficient resources to provide their own sales coverage nationwide and rely heavily on local distributors. As competition has intensified, many manufacturers have started to bid directly to real-estate developers for large construction projects. Our direct sales represented 0%, 0% and 4% of total sales in 2020, 2019 and 2018, and market participants expect that this share could increase, placing a premium on a manufacturer’s internal sales force while requiring product lines with greater flexibility to meet customer demands.

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

Antelope Enterprises’ Products

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

In fiscal 2015, we constructed a new production line to manufacture glazed brick ceramic tiles in our Hengdali facility, which we believe will be an attractive addition to our current product portfolio. This new product is engineered to be competitively priced and a highly effective roofing solution for both high rise apartment buildings and housing projects, and it complements our existing ceramic tile building siding products. In fiscal 2019, the Company announced that it has developed a new type of exterior ceramic tile designed to cool indoor temperatures of buildings. The Company intends for this new product, when fully tested and receives its certification, to target the Southeast Asia market due to the region’s generally hot and wet climate. The Company anticipates utilizing existing production lines in its Hengdali facility to manufacture the new ceramic tiles. The new ceramic tiles are designed to allow air to pass through its surface which the Company believes that this makes this product a well-suited material for designing evaporative cooling systems and an energy efficient building materials solution for both high rise apartment buildings and general housing.

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

Focus on Tier II and Tier III Cities

Because of recent efforts by the PRC government to tighten monetary policy and constrain real estate prices in the “Tier-I” cities such as Beijing, Shanghai, Shenzhen, and Guangzhou, we believe the outlook for our business has improved, given our concentration in Tier-II and Tier-III cities. We expect continued demand growth in the Tier-II and Tier-III cities, driven by urbanization trends as well as by the PRC government’s commitment to low-income housing.

Long-Term Sales Relationships

We have established an extensive distributor network and long-term customer relationships, where most of Hengda’s top ten customers in 2020 have been purchasing from us for over 10 years each.

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

Focus on Research and Development

We have devoted substantial resources to establishing research and development capabilities in an effort to improve our products and diversify our product mix. Our R&D team has developed over 2000 types of different product combinations. As of the date of this Annual Report, we own eighteen utility model patents. “Utility model patents” means any new technical solution relating to the shape, the structure, or their combination, of a product, which is fit for practical use. In addition, we were awarded a “High-tech Enterprise Certificate” in 2007 from Fujian Provincial Department of Science and Technology, affirming our innovations in the industry. As of December 31, 2020, our research and development team includes 7 employees and focuses on new products as well as developing energy and resource efficient production methods.

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

Our Growth Strategy

We intend to further strengthen our position as a leading manufacturer of ceramic tiles in China by implementing the following strategies:

Broadening Our Distribution Network

We sell our products mainly to distributors located in major Tier-II cities such as Tianjin, Wuhan, Chengdu and Shenyang. We plan to establish and/or increase our presence in Tier-II and Tier-III cities in provinces such as Zhejiang, Anhui, Heilongjiang, Guizhou, Henan, Hebei, Shandong, Shanxi, Shaanxi, and Yunnan.

We believe that our new Hengdali production facility in Gaoan will better position us to expand into new markets and reach additional end customers as transportation and logistical costs of delivering products to these areas will be reduced.

Evaluating Opportunities to Increase Exports

We intend to increase the exported volume of our products with additional PRC trading companies and by promoting our products in regional and international trade shows with a focus on direct selling efforts to property developers in the PRC. While we are in its early stages, we also plan upon increasing our currently modest levels of exports to the Southeast Asia market due to a potential rise in construction in the region and its climate conditions which make it an ideal fit for certain of our ceramic tile products.

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

Developing Advanced Products That Meet Evolving Building Construction Requirements

We strive to develop new products that address market demand for advanced building materials that meet or exceed evolving government policies for energy efficiency. Further, we will continue to invest in research and development to maintain our competitive position in the industry. Our research and development efforts are focused on developing tiles which:

•	Reduce raw materials and energy consumption in the production process;

•	Have a density less than half of other tiles;

•	Reduce load bearing stress on exterior walls of buildings and tile shedding;

•	Recycle our by-products and limit waste output in our production process;

•	Utilize a honeycomb structure which optimizes insulation performance for new products, such as our light-weight product lines;
34

•	Have higher standards for water resistance; and

•	Are easier to attach to exterior walls.

•	Are designed to cool indoor temperatures of buildings and are sustainable energy efficient solution for both high rise apartment buildings and general housing.

Ceramic Tile Production Process and Facilities

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

Quality Control & Assurance

The quality of our products is critical to our continued growth and success. In July 2002, our Hengda facility received ISO 9001:2000 accreditation, an international certification certificate, acknowledging our quality control process. Quality control procedures begin at the receipt of raw materials and continue throughout the manufacturing process ending with a final quality check prior to packaging. Our employees are required to undergo internal training regarding our quality control policies, targets and procedures, as well as production and processing techniques. As of December 31, 2020, our quality assurance team consisted of 13 members.

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
37

Customers, Sales & Marketing

We primarily sell our products through an exclusive distributor network or directly to property developers. Distributors are located in major cities such as Shanghai, Beijing, and Shenyang and second and third tier cities such as Chengdu, Haikou, Hefei, Tianjin, Wuhan and other rural areas in the PRC. We have long-term relationships with many of our customers; most of our top ten customers in 2020 have been purchasing from us for several years.

The following table sets forth revenues by geographic market and the related percentage for the years ended 2018, 2019 and 2020:

Geographic	2018		2019		2020
Market	RMB’000	Percentage	RMB’000	Percentage	RMB’000	Percentage
PRC	475,413	95.0%	326,561	99.7%	182,989	100%
Japan	3,113	0.6%	1,020	0.3%	-	-%
Burma	2,840	0.6%	-	-%	-	-%
India	2,393	0.5%	-	-%	-	-%
Korea	2,673	0.5%	-	-%	-	-%
Thailand	2,122	0.4%	-	-%	-	-%
Hong Kong	1,661	0.3%	-	-%	-	-%
Spain	1,013	0.2%	-	-%	-	-%
Turkey	1,358	0.3%	-	-%	-	-%
South Africa	1,495	0.3%	-	-%	-	-%
Sierra Leone	935	0.2%	-	-%	-	-%
Ghana	866	0.2%	-	-%	-	-%
Russia	709	0.1%	-	-%	-	-%
Morocco	773	0.2%	-	-%	-	-%
Great Britain	825	0.2%	-	-%	-	-%
Total	498,189	100%	327,581	100%	182,989	100%

The following table sets forth revenue for our major customers and the related percentage of our net revenue for the years 2018, 2019 and 2020:

	2018
Customer Name	RMB’000	Percentage
Foshan City Jundian Ceramics Co., Ltd.	65,815	13.2%
Gaoan Hechang Trading Co., Ltd.	33,065	6.6%
Xiamen Xinrui Materials Co., Ltd.	45,971	9.2%
Chengdu City Dehui Construction Materials Co., Ltd.	42,285	8.5%
Yangzhou Qiyang Trading Co., Ltd	20,079	4.0%
Gaoan JinfaTrading Co. Ltd..	29,884	6.0%
Nanjing Huli Construction Materials Co., Ltd.	22,770	4.6%
Liuzhou City Shengquanda Trading Co., Ltd	23,084	6.0%
Shangrao New Fangyuan Materials Co., Ltd.	8,022	1.6%
Wuhan Dashunkai Materials Co., Ltd.	19,613	3.9%

	2019
Customer Name	RMB’000	Percentage
Foshan City Jundian Ceramics Co., Ltd.	56,128	17.1%
Xiamen Xinrui Materials Co., Ltd.	40,189	12.3%
Chengdu City Dehui Construction Materials Co., Ltd.	36,056	11.0%
Gaoan Hechang Trading Co., Ltd	25,383	7.7%
Gaoan Jinfa Trading Co. Ltd.	23,781	7.3%
Wuhan Dashunkai Materials Co., Ltd.	18,123	5.5%
Liuzhou City Shengquanda Trading Co., Ltd	17,837	5.4%
Zhengzhou Qiyang Trading Co.,Ltd	17,190	5.2%
Kunming Wuye Trading Co., Ltd.	14,586	4.5%
Xieli (Fujian) Co., Ltd.	11,312	3.5%
38

	2020
Customer Name	RMB’000	Percentage
Foshan City Jundian Ceramics Co., Ltd.	49,702	27.2%
Xiamen Xinrui Materials Co., Ltd.	34,938	19.1%
Chengdu City Dehui Construction Materials Co., Ltd.	29,868	16.3%
Liuzhou City Shengquanda Trading Co., Ltd	14,930	8.2%
Zhengzhou Qiyang Trading Co., Ltd	9,542	5.2%
Sichuan Heli Construction Materials Co., Ltd	8,837	4.8%
Nanning Guchen Trading Co. Ltd.	8,078	4.4%
Wuhan Dashunka Construction Materials Co., Ltd.	8,019	4.4%
Xieli Fujian Trading Co., Ltd	7,135	3.9%
Hubei Wanshi Trading Co., Ltd.	6,001	3.3%
Fushan Yirui Materials Co., Ltd.	5,939	3.3%

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

In the future, we intend to participate in international trade fairs and seminars from time to time to promote our brand and products, and to establish a network with industry professionals outside the PRC. To augment our plan to expand our markets internationally, our products will also be advertised on and available to purchase on the Internet. As of December 31, 2020, our Sales and Marketing Department had 46 employees.

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

As of December 31, 2020, our backlog was nil attributable to the novel coronavirus pandemic and the disruption of normal business activities.

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

Our major suppliers for the last three years are set forth in the table below, and except for Jinjiang Xinao Gas Company Limited and Foshan City Sanshui Baoligao Inorganic Materials Co., Ltd., no suppliers accounted for more than 15% of our total purchases of raw materials and energy sources for the years ended December 31, 2018, 2019 and 2020. Our business or profitability is not materially dependent on any industrial, commercial or financial contract with any of our suppliers.

The following chart lists our major suppliers and the related percentage of our total purchases of raw materials and energy sources in fiscal years 2018, 2019 and 2020:

		2018
Supplier Name	Type	RMB’000	Percentage
Jinjiang Xinao Gas Company Limited	Gas	36,050	10.9%
Quanzhou Like Ceramic Materials Co., Ltd.	Color	10,573	3.1%
Foshan City Nanhai Huaxiong Ceramic Materials Co., Ltd.	Color	30,843	9.2%
Fengxin Huafeng Ceramic Co., Ltd.	Clay	31,275	9.4%
Yongchun Junjie Mining Co., Ltd.	Coal	34,351	10.3%
Foshan City Nanhai Zhongtai Glaze Production Plant	Color	30,843	9.3%
Foshan City Sanshui Golden Eagle Inorganic Materials Co., Ltd.	Color	25,975	7.8%
Fujian Nanping Minning Mining Exploitation Co., Ltd.	Clay	18,023	5.4%

		2019
Supplier Name	Type	RMB’000	Percentage
Jinjiang Xinao Gas Company Limited	Gas	21,970	10.5%
Quanzhou Like Ceramic Materials Co., Ltd.	Color	9,920	4.7%
Foshan City Nanhai Huaxiong Ceramic Materials Co., Ltd.	Color	24,443	11.7%
Fengxin Huafeng Ceramic Co., Ltd.	Clay	28,419	13.6%
Yongchun Junjie Mining Co., Ltd.	Coal	26,551	10.3%
Foshan City Nanhai Zhongtai Glaze Production Plant	Color	-	-%
Foshan City Sanshui Golden Eagle Inorganic Materials Co., Ltd.	Color	29,088	13.9%
Fujian Nanping Minning Mining Exploitation Co., Ltd.	Clay	10,524	5.0%
40

		2020
Supplier Name	Type	RMB’000	Percentage
Jinjiang Xinao Gas Company Limited	Gas	7,846	12.2%
Quanzhou Like Ceramic Materials Co., Ltd.	Color	8,324	13.0%
Foshan City Nanhai Huaxiong Ceramic Materials Co., Ltd.	Color	8,676	13.5%
Quanzhou City Like Ceramic Co., Ltd.	Clay	8,710	13.6%
Foshan City Sanshui Golden Eagle Inorganic Materials Co., Ltd.	Color	9,451	14.8%
Yongchun Junjie Mining Co., Ltd	Coal	6,870	10.7%

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

Our research and development costs were approximately RMB 0.76 million, RMB 6.38 million, and RMB 1.21 million for fiscal years 2018, 2019 and 2020. From time to time, we may enter into collaboration agreements with research institutes to develop new products or improve our production process. As of December 31, 2020, our R&D department had 7 employees.

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

Except as disclosed above, as of December 31, 2020, our business or profitability is not materially dependent on any other trademarks, copyrights, registered designs, patents, grant of licenses from third parties, new manufacturing processes or other intellectual property rights.

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
44

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

The following chart illustrates Antelope Enterprises’ organizational structure as of December 31, 2020:

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

Pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, on November 20, 2009, CHAC merged with and into Antelope Enterprises, its wholly owned British Virgin Islands subsidiary, and immediately thereafter, as part of the same integrated transaction, Antelope Enterprises acquired all of the outstanding securities of Success Winner.

Prior to Antelope Enterprises’ acquisition of Success Winner, neither CHAC nor Antelope Enterprises had any operations.

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

On September 22, 2017, Success Winner incorporated a 100% owned subsidiary Vast Elite Limited (“Vast Elite”) in Hong Kong with initial registered capital of HKD1. Vast Elite is engaged in the trading of building materials but during the year ended December 31, 2020, Vast Elite had no operations.

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

On May 9, 2020, Antelope HK incorporated a 100% owned subsidiary Antelope Holdings (Chengdu) Co., Ltd in China, Antelope Chengdu is engaged in computer consulting and software development.

At the February 21, 2020 Annual Meeting, the Company’s shareholders approved, among others, a proposal to amend the Company’s Memorandum of Association to effect a reverse stock split of the outstanding the Company’s common shares, at one of several split ratios, to be determined by the Board of Directors in its sole discretion, prior to the one-year anniversary of this Annual Meeting, for the purposes of regaining compliance with the NASDAQ continued listing requirements. On September 3, 2020, the Company effected a reverse stock split, where every three issued and outstanding ordinary shares as of the effective date were automatically be combined into one issued and outstanding share. Consequently, the reverse stock split reduced the number of outstanding ordinary shares of the Company from approximately 9.2 million shares to approximately 3.1 million shares, and the par value per share increased from $0.008 to $0.024. All outstanding stock options, warrants and other rights to purchase the Company’s ordinary shares were adjusted proportionately as a result of the reverse stock split. Following the split, the Company regained its compliance with NASDAQ’s minimum bid requirements for continued listing requirements on the NASDAQ Stock Market on September 18, 2020.

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

During 2014, our Hengda facility was required by the local governmental entity to begin using natural gas to operate the facility, as opposed to coal. This mandated change in fuel source is part of a province-wide (and country-wide) effort to reduce pollution. This change resulted in our incurring a one-time charge of approximately RMB 5.6 million (US$ 0.9 million) in December 2013, and will increase our cost of goods produced at that facility because natural gas is a more expensive energy source than coal. Fuel source (comprising coal and natural gas) accounted for 12.1% and 5.20% of the total cost of sales in 2019 and 2020, respectively. There is no assurance that in the future our other production facilities will not be required to make similar modifications which could have similar adverse effects on our operations.

In 2015, we began renovating the showroom in our Hengda facility (the Hengda Exhibition Hall) that is a valuable resource for the marketing and promotion of our extensive line of building material products. We believe that upgrading this showroom will enable us to continue to secure significant new contracts for our products, especially from larger property developers. Capital expenditures for the new renovations to the Hengda Exhibition Hall were RMB 3.9 million (US$ 0.6 million) in the third quarter of 2015 and RMB 6.6 million (US$ 1.0 million) in the fourth quarter of 2015, with no unpaid balances as of December 31, 2015. The total cost of the renovations, which were completed in the fourth quarter, was RMB 10.5 million (US$ 1.6 million). We also constructed a new production line to manufacture glazed brick ceramic tiles in our Hengdali facility. Capital expenditures for the new line were RMB 18.6 million (US$ 2.9 million) in the third quarter of 2015 and RMB 130.1 million (US$ 20.1 million) in the fourth quarter of 2015, with no unpaid balances as of December 31, 2015. The total cost of the new production line was RMB 148.7 million (US$ 23.0 million). In March 2016, we entered into an eight-year contract to lease out one of the production lines from our Hengdali facility. The production line has the capacity to produce approximately 10 million square meters of ceramic tiles annually. The term of the contract is from March 1, 2016 to February 29, 2024, and the contract stipulates for the receipt of rental income of RMB 15.0 million (US$ 0.5 million) per year, including 6% value added tax. The purpose of this arrangement was to generate income from the unused production capacity. Therefore, for the term of the eight-year lease, and as a result of two old furnaces having been put out of use at the facility, we may only produce up to 28.8 million square meters of ceramic tiles from our Hengdali facility. In 2017, Hengda retired two old furnaces; in July of 2018, Hengda retired two more old furnaces, which caused Hengda’s annual maximum production capacity to be reduced to approximately 22.8 million. Therefore, the Company’s effective annual production capacity has been effectively reduced from 72 million square meters of ceramic tiles, to 51.6 million ceramic tiles as of fiscal year end 2020.

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

Pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, on November 20, 2009, CHAC merged with and into Antelope Enterprise Holdings Limited (“Antelope Enterprise”, formerly known as China Ceramics Co., Ltd), its wholly owned British Virgin Islands subsidiary, and, immediately thereafter, as part of the same integrated transaction, Antelope Enterprise acquired all of the outstanding securities of Success Winner.

Antelope Enterprise, through its operating subsidiaries, is a leading PRC-based manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles sold under the “HD” or “Hengda”, “HDL” or “Hengdali”, “TOERTO” and “WULIQIAO” brands, are available in over two thousand styles, colors and size combinations. Currently, we have five principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, and (v) polished glazed tiles. Porcelain tiles are our best-selling products, accounting for 77.73% and 76.12% of our total revenue for the years ended December 31, 2020 and 2019, respectively.

The Company’s combined facilities currently provide an aggregate annual maximum production capacity of approximately 51.6 million square meters (excluding 10 million square meters that is leased out) as of December 31, 2020. In March 2016, the Company entered into an eight-year contract to lease out one of the production lines from its Hengdali facility. The production line has the capacity to produce approximately 10 million square meters of ceramic tiles annually. The term of the contract is from March 1, 2016 to February 29, 2024. The Company believes that it is prudent to generate income from its unused production capacity from a third party rather than let it remain idle. Therefore, for the term of the eight-year lease, the Company may only produce up to 28.8 million square meters of ceramic tiles from its Hengdali facility. In 2017, Hengda retired two old furnaces; in July of 2018, Hengda retired two more old furnaces, which caused Hengda’s annual maximum production capacity to be reduced to approximately 22.8 million, and total effective annual production capacity to 51.6 million ceramic tiles for both Hengda and Hengdali at December 31, 2020.

Due to currently challenging economic conditions, for the year ended December 31, 2020, we utilized production facilities capable of producing 4.19 million square meters ceramic tiles, as compared with the year ended December 31, 2019, when we utilized production facilities capable of producing 12.42 million square meters, During the year ended December 31, 2020, we had 12 production lines available for production and utilized two production lines during the peak season. As of December 31, 2020, we had twelve production lines available for production, one of which were in use as of December 31, 2020. When in operation, each production line is optimized to manufacture specific size ranges to maximize efficiency and output.

On November 20, 2019, we incorporated a 100% owned operating subsidiary Chengdu Future Talented Management and Consulting Co, Ltd (“Chengdu Future”) in China. Chengdu Future is engaged in business management and consulting services.

On May 5, 2020, Antelope Enterprise (HK) Holdings Limited incorporated a 100% owned subsidiary Antelope Holdings (Chengdu) Co., Ltd (“Antelope Chengdu”) in China. Antelope Chengdu is engaged in computer consulting and software development.

In December 2019, a novel strain of coronavirus (COVID-19) was reported and the World Health Organization has declared the outbreak to constitute a “Public Health Emergency of International Concern” and a global pandemic. We experienced (and continue to experience) significant adverse impacts resulting from COVID-19 pandemic and the related public health orders. The COVID-19 pandemic is disrupting supply chains and affecting production and sales across a range of industries as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. Our factories were closed from the beginning of the Lunar New Year Holiday through the end of February. We are also experiencing reduced demand for our products both internationally and domestically and an increased level of purchase order cancellations as a result of the COVID-19 pandemic. The impact of the COVID-19 outbreak had a material adverse impact on our operations and financial results.

On September 3, 2020, the Company effected a reverse stock split, where every three issued and outstanding ordinary shares as of the effective date were automatically be combined into one issued and outstanding share. Consequently, the reverse stock split reduced the number of outstanding ordinary shares of the Company from approximately 9.2 million shares to approximately 3.1 million shares, and the par value per share increased from $0.008 to $0.024. All outstanding stock options, warrants and other rights to purchase the Company’s ordinary shares were adjusted proportionately as a result of the reverse stock split. The consolidated financial statements as of December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019 and 2018 were retroactively restated to reflect this reverse stock split.

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of and for the year ended December 31, 2020 and has been prepared based on the consolidated financial statements of Antelope Enterprise Holdings Limited and its subsidiaries. The consolidated financial statements of Antelope Enterprise Holdings Limited and its subsidiaries have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, or “IASB.” The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments that have been measured at fair value.

The business combination on November 20, 2009 has been accounted for as a reverse recapitalization. The acquisition agreement resulted in the former owner of Success Winner obtaining effective operating and financial control of the combined entity. Prior to the acquisition, we had no operating business. Accordingly, the acquisition does not constitute a business combination for accounting purposes and is accounted for as a capital transaction. That is, the transaction is in substance a reverse recapitalization, equivalent to the issuance of equity interests by Success Winner for the net monetary assets of Antelope Enterprise accompanied by a recapitalization. The consolidated financial statements are a continuation of the financial statements of Success Winner. The assets and liabilities of Antelope Enterprise are recognized at their carrying amounts at the date of acquisition with a corresponding credit to the consolidated equity and no goodwill or other intangible assets are recognized. The equity of the combined entity recognized at the date of acquisition represents the equity balances of Success Winner together with the deemed proceeds from the reverse recapitalization determined as described above. However, the equity structure presented in the consolidated financial statements (number and values of equity instruments issued) reflects the equity structure of the legal parent, Antelope Enterprise. Costs directly attributable to the transaction have been debited to equity to the extent of net monetary assets received.

Results of Operations

The following table sets forth our financial results for the years ended December 31, 2018, 2019 and 2020, respectively:

RMB(‘000)	2018	2019	2020
Revenue	498,189	327,581	182,989
Cost of sales	(499,355)	(246,255)	(208,991)
Gross profit (loss)	(1,166)	81,326	(26,002)
Other income	14,637	14,636	21,931
Other expenses	(1,461)	-	-
Selling and distribution expenses	(11,026)	(11,321)	(9,356)
Administrative expenses	(17,990)	(25,111)	(26,619)
Bad debt expense	(316,438)	(68,660)	(150,268)
Loss from asset devaluation	(85,021)	-
Finance costs	-	(315)	(2,748)
Loss before taxation	(418,465)	(9,445)	(193,062)
Income tax expenses	209	56	33
Loss attributable to shareholders	(418,674)	(9,501)	(193,095)
49

Description of Selected Income Statement Items

Revenue.  We generate revenue from the sales of ceramic tiles, including porcelain tiles, glazed porcelain tiles, glazed tiles, rustic tiles and polished glazed tiles, net of rebates and discounts. For the past three fiscal years, the second and third calendar quarters have been the peak season of the property developing industry, and, therefore, our quarterly sales are usually highest from May to September compared to the rest of the year. Conversely, our sales were lower between the months of January to March. This is because property developing activities tend to be low due to the effects of cold weather and the PRC Spring Festival. Beginning on July 1, 2016, we reduced the selling price of certain of our slow-moving products by 10% with the goal of turning some of this inventory into cash. Beginning on October 1, 2016, in order to generate sales and move inventory, we instituted a 20% reduction in price of our slow-moving products. However, in 2017, we increased the pricing of our ceramic tile products by an average of 20%. Although we increased our average selling price twice with 10% product raises in 2017, we were not able to return to the price levels achieved prior to 2016. In April of 2018, we increased the pricing of our ceramic tile products by an average of 5%, but the sales did not improve as we expected, but decreased sharply due to a slowdown of the real estate industry. Therefore, we decreased the pricing of our ceramic tile products by an average of 10% in July 2018 to respond to the difficult market conditions. In October 2019, we further decreased the pricing of our ceramic tile products by an average of 15%. However, while the 15% price decrease in October 2019 helped boost sales volume in the latter half of the fiscal year, it did not offset the fall in our sales volume due to deteriorating market conditions that persisted through the entire year 2019. We did not have any price adjustment in 2020, and our sales was significantly impacted by the COVID-19 pandemic. Revenue decreased by 44.1% for the year ended December 31, 2020, as compared to the year ended December 31, 2019, mainly due to the 35.4% decrease in sales volume and a decrease in our average selling price of 13.6% resulting from a contraction in business from our customers which was primarily caused by the COVID-19 pandemic.

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

Clay is a key material for making ceramic tiles, and accounted for approximately 8.8% and 22.4% of our cost of sales for the years ended December 31, 2020 and 2019, respectively. Fujian and Jiangxi Provinces, where our production facilities are located, are the largest clay resources areas in China and clay supply is stable and sufficient for our production and planned production.

Dyes are another key material for making ceramic tiles, and accounted for approximately 10.5% and 22.2% of our cost of sales for the years ended December 31, 2020 and 2019, respectively. A number of dyes are used in ceramic tiles, and the prices of different dyes have experienced fluctuations over the past few years.

Coal is another key material for making ceramic tiles during the firing stage. Coal accounted for approximately 2.4% and 6.5% of our cost of sales for the years ended December 31, 2020 and 2019, respectively. We have long-term relationships with our coal suppliers. The price of coal has experienced fluctuations over the past few years. The Company’s Hengda facility used natural gas instead of coal for manufacturing ceramic tiles, and natural gas accounted for approximately 2.8% and 5.6% of our cost of sales for the years ended December 31, 2020 and 2019.

Other income and other expenses.  Other income consists of interest income, foreign exchange gain/loss, gain on disposal of equipment and rental income by leasing out one of its production lines. Other expenses primarily consist of the loss on disposal of equipment and the depreciation by leasing out one of our production lines. In addition, we had RMB 7.2 million and RMB 109,000 in technology consulting income from our newly incorporated subsidiaries Chengdu Future and Antelope Chengdu during the years ended December 31, 2020 and 2019.

Selling and distribution expenses.  Selling and distribution expenses consist of payroll, traveling expenses, transportation and advertising expenses incurred by our selling and distribution team.

Administrative expenses.  Administrative expenses consist primarily of R&D expense, employee remuneration, payroll taxes and benefits, general office expenses, depreciation. We expect administrative expenses to remain constant as compared to the prior year.

Income taxes. Our subsidiaries in the PRC are subject to the PRC Enterprise Income Tax Law, and the applicable income tax rate pursuant to such law for the years ended December 31, 2020 and 2019 is 25% for Hengda and Hengdali, 5% for Chengdu Future and Antelope Chengdu.

Results of Operations

Fiscal Year Ended 2020 Compared to the Fiscal Year Ended 2019

Revenue.  The following table sets forth the breakdown of revenue, by product categories, for the years ended December 31, 2020 and 2019:

Revenue RMB (000)	2019	Percentage	2020	Percentage
Porcelain	249,355	76.1%	142,230	77.7%
Glazed Porcelain	5,975	1.8%	1,624	0.9%
Glazed	6,323	1.9%	2,736	1.5%
Rustic	40,507	12.4%	24,461	13.4%
Polished Glazed	25,421	7.8%	11,938	6.5%
Total	327,581	100.0%	182,989	100.0%

Revenue decreased by RMB 144.6 million, or 44.1%, to RMB 183.0 million ($26.5 million) in the year ended December 31, 2020, from RMB 327.6 million (US$ 47.4 million) for the year ended December 31, 2019. The decrease in revenue was primarily due to the decrease in sales volume of 35.4% and a decrease in average sales price of 13.6%.

 Porcelain tiles. Revenue from the sales of porcelain tiles decreased 43.0%, from RMB 249.4 million ($36.1 million) for the year ended December 31, 2019 to RMB 142.2 million ($20.6 million) for the year ended December 31, 2020. The decrease was primarily attributable to a decrease in our sales volume in 2020 as compared to 2019. Porcelain tiles for exterior walls are still our most popular product and have the largest market potential of all of our tiles. We expect porcelain tiles to continue to be our key product for the foreseeable future.

Glazed porcelain tiles. Revenue from glazed porcelain tiles decreased 72.8%, from RMB 6.0 million ($0.9 million) for the year ended December 31, 2019 to RMB 1.6 million ($0.2 million) for the year ended December 31, 2020.

Glazed tiles. Revenue from glazed tiles decreased 56.7%, from RMB 6.3 million ($0.9 million) for the year ended December 31, 2019 to RMB 2.7 million ($0.4 million) for the year ended December 31, 2020.

Rustic tiles. Revenue from rustic tiles decreased 39.6%, from RMB 40.5 million ($5.9 million) for the year ended December 31, 2019 to RMB 24.5 million ($3.5 million) for the year ended December 31, 2020.

Polished glazed tiles. Revenue from polished glazed tiles decreased 53.0%, from RMB 25.4 million ($3.7 million) for the year ended December 31, 2019 to RMB 11.9 million ($1.7 million) for the year ended December 31, 2020. We began selling polished glazed tiles in the second quarter of 2011. We believe that this product represents both a functional and cost-effective replacement for actual marble or stone materials used in a decorative fashion inside homes. The polished glazed tiles are larger than our other tiles and we believe that demand for this series will increase in the future.

Cost of sales. The following table sets forth the breakdown of cost of sales, by product segment, for the years ended December 31, 2020 and 2019:

Cost of sales RMB (‘000)	2019	Percentage	2020	Percentage
Porcelain	187,176	76.0%	164,247	78.6%
Glazed Porcelain	5,379	2.2%	2,334	1.1%
Glazed	4,711	1.9%	3,132	1.5%
Rustic	29,293	11.9%	25,538	12.2%
Polished Glazed	19,696	8.0%	13,740	6.6%
Total	246,255	100.0%	208,991	100.0%

Cost of sales was RMB 209.0 million ($30.3 million) for the year ended December 31, 2020 compared to RMB 246.3 million (US$ 35.6 million) for the year ended December 31, 2019, representing a decrease of RMB 37.3 million, or 15.1%. The decrease in cost of sales was primarily due to decreased sales and production.

Gross profit (loss). The following table breaks down of our gross profit (loss) and gross profit (loss) margin by product segment for the years ended December 31, 2020 and 2019:

	December 31,
	2019		2020
RMB (‘000)	Gross Profit	Profit Margin	Gross Profit	Profit Margin
Porcelain	62,179	24.9%	(22,017)	(15.5)%
Glazed Porcelain	596	10.0%	(710)	(43.8)%
Glazed	1,612	25.5%	(396)	(14.5)%
Rustic	11,214	27.7%	(1,077)	(4.4)%
Polished Glazed	5,725	22.5%	(1,802)	(15.1)%
All products	81,326	24.8%	(26,002)	(14.2)%

Our gross profit (loss) decreased RMB 107.3 million from a gross profit of RMB 81.3 million (US$ 11.8 million) for the year ended December 31, 2019 to a gross loss of RMB 26.0 million ($3.8 million) for 2020.

Other income. Other income for the year ended December 31, 2020 was RMB 21.9 million ($3.2 million), as compared to RMB 14.6 million ($2.1 million) for the same period of 2019. For both 2020 and 2019, other income was mainly the leasing income from leasing out one of the production lines from its Hengdali facility pursuant to an eight-year lease contract. In addition, we generated consulting income from our new incorporated subsidiary of Chengdu Future and Antelope Chengdu in 2019 and 2020.

 Selling and distribution expenses. Selling and distribution expenses were RMB 9.4 million ($1.4 million) for the year ended December 31, 2020, as compared to RMB 11.3 million ($1.6 million) for the year ended December 31, 2019, representing a decrease of RMB 1,965,000, or 17.4%. The decrease in selling and distribution expenses was primarily due to a decrease in payroll expense of RMB 630,000; a decreased in travel expenses of RMB 268,000 and a decrease in advertising expense of RMB 1,060,000.

Administrative expenses. Administrative expenses were RMB 26.6 million ($3.9 million) for the year ended December 31, 2020, as compared to RMB 25.1 million ($3.6 million) for the year ended December 31, 2019, representing an increase of RMB 1,508,000, or 6.0%. The increase in administrative expenses was mainly due to the increase in consulting fees of RMB 1,440,000 for the year ended December 31, 2020.

Bad debt expense. Bad debt expense was RMB 150.3 million ($21.8 million) for the year ended December 31, 2020, as compared to RMB 68.7 million ($10.0 million) for the year ended December 31, 2019, representing an increase of RMB 81.6 million, or 118.9%. We recognize a loss allowance for expected credit loss on our financial assets, primarily on trade receivables, which are subject to impairment under IFRS 9, Financial Instruments, first effective for the current accounting period. We believe that we have undertaken appropriate measures to resolve the bad debt expense. We will continue to review each of our customers for credit quality as well as assiduously test their accounts receivables balances in each upcoming fiscal period.

Finance costs. Finance costs increased from RMB 315,000 (US$ 0.05 million) for the year ended December 31, 2019 to RMB 2.7 million (US $0.4 million) for the year ended December 31, 2020. The increase was mainly due to an increase in interest expense associated with our lease liability.

Loss before taxation. Loss before taxation was RMB 193.1 million ($28.0 million) for the year ended December 31, 2020, as compared to a loss before taxation of RMB 9.4 million ($1.4 million) for the year ended December 31, 2019 . The increase in loss before taxation was mainly due to the gross loss and an increase in bad debt expense for the year ended December 31, 2020.

Income taxes. We incurred an income tax expense of RMB 33,000 ($5,000) for the year ended December 31, 2020, as compared to an income tax expense of RMB 56,000 ($8,000) for the year ended December 31, 2019, representing a decrease in tax expense of RMB 23,000. Our PRC statutory enterprise income tax rate was 25% for Hengda and Hengdali, and 5% for Chengdu Future and Antelope Chengdu for the years ended December 31, 2020 and 2019.

Loss attributable to shareholders. Loss attributable to shareholders was RMB 193.1 million ($28.0 million) for the year ended December 31, 2020, as compared to a loss attributable to shareholders of RMB 9.5 million ($1.4 million) for year ended December 31, 2019. The increase in net loss attributable to shareholders in 2020 was for the reasons described above.

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

Other income. Other income for the year ended December 31, 2019 was RMB 14.6 million (US$ 2.1 million), as compared to RMB 14.6 million (US$ 2.2 million) for the same period of 2018. For both 2019 and 2018, other income was mainly the leasing income from leasing out one of the production lines from our Hengdali facility pursuant to an eight-year lease contract. In addition, RMB 109,000 in technology consulting income was generated from our newly incorporated subsidiary Chengdu Future during the year ended December 31, 2019.

Selling and distribution expenses. Selling and distribution expenses were RMB 11.3 million (US$ 1.6 million) for the year ended December 31, 2019, compared to RMB 11.0 million (US$ 1.7 million) for the year ended December 31, 2018, representing an increase of RMB 295,000, or 2.7%.

Administrative expenses. Administrative expenses were RMB 25.1 million (US$ 3.6 million) for the year ended December 31, 2019, compared to RMB 18.0 million (US$ 2.7 million) for the year ended December 31, 2018, representing an increase of RMB 7.1 million, or 39.6%. The increase in administrative expenses was primarily due to increased research and development expenses of RMB 6.4 million and increase in consultant fees of RMB 0.8 million. which was partly offset by an RMB 0.1 million decrease in meal and entertainment expenses.

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

Liquidity and Capital Resources

The following table presents a summary of our cash flows and beginning and ending cash balances for the years ended December 31, 2018, 2019 and 2020:

RMB (‘000)	2018	2019	2020
Net cash generated from / (used in) operating activities	(6,234)	6,287	(313)
Net cash used in investing activities	(1,719)	(1,066)	2,739
Net cash generated from / (used in) financing activities	15,448	(5,907)	1,335
Net cash flow	7,495	(686)	3,761
Cash and cash equivalents at beginning of year	2,328	9,016	8,212
Effect of foreign exchange rate differences	(807)	(118)	371
Cash and cash equivalents at end of year	9,016	8,212	12,344

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

On April 19, 2018, the Company entered into a securities purchase agreement (the “Agreement”) with certain individual investors relating to a registered direct offering, issuance and sale (the “Offering”) of an aggregate of 770,299 of its pre-reverse stock split shares (the “Shares”), at a purchase price of $1.56 per share (pre-reverse stock split), the closing price of the Company’s equity securities as reported on Nasdaq on the same date. The gross proceeds to the Company from the Offering, before deducting the Company’s estimated offering expenses, were approximately US$ 1.2 million. The Offering closed on April 23, 2018. Proceeds from the Offering were used for working capital and general corporate purposes. There were no discounts or brokerage fees associated with this Offering.

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

In connection with the offering, the Company issued 1,000,000 pre-reverse stock split common shares at the price of US$ 1.27 per share (pre-reverse stock split), with each common share coupled with a warrant (500,000 pre-reverse split warrants in the aggregate) to purchase one common share. The common shares and the warrants were sold as units, but are immediately separable and will be issued separately. The warrants have an exercise price of US$ 1.27 per share (pre-reverse stock split). The warrants will be exercisable on or after the date of issuance and will terminate on the five-year anniversary of the date of issuance.

In connection with the offering, the Company executed a Placement Agency Agreement, to pay the Placement Agent a cash placement fee equal to 8% of the gross proceeds of the offering, plus road show, diligence, legal and other expenses incurred by the Placement Agent of US$ 45,000. The Placement Agent also receive five-year warrants to purchase up to 50,000 pre-reverse stock split common shares, which such Compensation Warrants will have substantially the same terms as the warrants sold in the offering, except that such Compensation Warrants will have an exercise price of US$ 1.5875 per share (pre-reverse stock split) or 125% of the public offering price and will terminate on the five year anniversary of the effective date of this offering.

On December 16, 2019, the Company entered into a Securities Purchase Agreement with certain institutional investors for the sale by the Company of 1,200,000 pre-reverse stock split common shares, at a purchase price of $0.75 per share (pre-reverse stock split). Concurrently with the sale of the Common Shares, the Company also sold warrants to purchase 1,200,000 pre-reverse stock split common shares. The Company sold the Common Shares and Warrants for aggregate gross proceeds of $900,000 (the “Offering”). Subject to certain beneficial ownership limitations, the five-year Warrants will be initially exercisable on the six-month anniversary of the issuance date at an exercise price equal to $0.82 per share (pre-reverse stock split), subject to adjustments as provided under the terms of the Warrants, and will terminate on the five-year anniversary of the initial exercise date of the Warrants. The closing of the sales of these securities under the Purchase Agreement took place on December 18, 2019. The Company received net proceeds from the transactions of approximately $748,000, after deducting certain fees due to the placement agent and the Company’s estimated transaction expenses. The net proceeds received by the Company from the transactions will be used for working capital and general corporate purposes.

Pursuant to the terms and provisions of the engagement letter between the Company and the Placement Agent, the Company agreed to pay the Placement Agent a cash placement fee equal to 8% of the gross proceeds of the Offering, or $72,000, plus other expenses of the Placement Agent not to exceed $45,000. The Placement Agent also received five-year warrants to purchase up to a number of common shares equal to 5% of the aggregate number of shares sold in the Offering, including the warrant shares issuable upon exercise of the Warrants, which such Compensation Warrants have substantially the same terms as the Warrants sold in the Offering, except that such Compensation Warrants have an exercise price of $0.9375 per share (pre-reverse stock split) and will terminate on the five year anniversary of the effective date of this offering.

On January 8, 2020, the Company executed subscription agreements (each, a “Subscription Agreement”) in connection with a $500,000 private placement of its ordinary shares with three accredited investors (the “Offering”) at the price of $0.75 per share (pre-reverse stock split). The Company agreed to register the shares sold in the Offering for resale no later than 270 days after the closing of the Offering. There were no discounts or brokerage fees associated with this Offering. The net proceeds of the Offering will be used for working capital and general corporate purposes.

 On May 22, 2020, the Company entered into a Securities Purchase Agreement with certain institutional investors for the sale by the Company of 1,102,950 common shares (pre-reverse stock split), at a purchase price of $0.68 per share (pre-reverse stock split). Concurrently with the sale of the Common Shares, pursuant to the Purchase Agreement the Company also sold Warrants to purchase 1,102,950 Common Shares (pre-reverse stock split). The Company sold the Common Shares and Warrants for aggregate gross proceeds of $750,006. Subject to certain beneficial ownership limitations, the five-year Warrants will be initially exercisable on the six-month anniversary of the issuance date at an exercise price equal to $0.79 per share (pre-reverse stock split), and will terminate on the five-year anniversary of the initial exercise date of the Warrants. The closing of the sales of these securities under the Purchase Agreement will take place on May 27, 2020. The net proceeds from the transactions will be approximately $595,000, after deducting certain fees due to the placement agent and the Company’s estimated transaction expenses, and will be used for working capital and general corporate purposes.

The Placement Agent also received five-year Warrants to purchase up to a number of common shares equal to 5% of the aggregate number of shares sold in the offering, including the warrant shares issuable upon exercise of the Warrants, which such Compensation Warrants having substantially the same terms as the Warrants sold in the Offering, except that such Compensation Warrants have an exercise price of $0.85 per share (pre-reverse stock split) and will terminate on the five year anniversary of the effective date of this offering.

On December 7, 2020, Company executed subscription agreements with three individual accredited investors to offer and sell in a private placement 566,379 of the Company’s common shares at the per share price of $2.32 (which was the closing price for the Company’s common shares on December 4, 2020) for the gross proceeds of approximately $1.3 million. The proceeds of the transaction will be used for working capital and general working purposes. There were no discounts or brokerage fees associated with this offering.

Cash flows from operating activities.

Our net cash used in operating activities was RMB 0.3 million (US$ 45,000) for the year ended December 31, 2020, a decrease of RMB 6.6 million as compared to a cash inflow of RMB 6.3 million for the year ended December 31, 2019. The decrease of cash inflow was mainly due to a decrease in operating cash inflow before working capital changes of RMB 46.4 million, an increase in cash outflow on trade receivables of RMB 53.1 million and an increase in cash outflow on trade payables of RMB 14.1 million, which were partly offset by an increase of cash inflow from inventories of RMB 96.6 million and decreased cash outflow from taxes payable of RMB 8.4 million and decreased cash outflow from other payables of RMB 2.1 million.

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

Cash flows from investing activities.

Net cash generated from investing activities for the year ended December 31, 2020 was RMB 2.7 million (US$ 0.4 million), compared to cash outflow of RMB 1.1 million for the year ended December 31, 2019. The increase of cash inflow was mainly due to decrease in restricted cash.

 Net cash used in investing activities for the year ended December 31, 2019 was RMB 1.1 million (US$ 0.2 million), compared to RMB 1.7 million for the year ended December 31, 2018. The decrease of cash outflow was mainly due to decrease in restricted cash.

Cash flows from financing activities.

Net cash generated from financing activities was RMB 1.3 million (US$ 0.2 million) for the year ended December 31, 2020, compared to a cash outflow of RMB 5.9 million for the year ended December 31, 2019, primarily due to an increase in the issuance of share capital by RMB 11.0 million and an increase in advance from related parties by RMB 117,000 for the year ended December 31, 2020, which was partly offset by increased payment for lease liability by RMB 0.9 million and decreased proceeds from warrants exercised by RMB 2.9 million.

Net cash used in financing activities was RMB 5.9 million (US$ 0.9 million) for the year ended December 31, 2019, compared to a cash inflow of RMB 15.4 million for the year ended December 31, 2018, primarily due to a decrease in the issuance of share capital of RMB 7.3 million and a payment for lease liabilities of RMB 13.9 million for the year ended December 31, 2019.

Cash and bank balances were RMB 12.3 million (US$ 1.9 million) as of December 31, 2020, as compared to RMB 8.2 million as of December 31, 2019.

As of December 31, 2020, our total outstanding bank loan amounts were nil.

Operating lease commitments totaled RMB 60.2 million ($9.2 million) as of December 31, 2020. Operating lease commitments totaled RMB 5.8 million ($0.8 million) as of December 31, 2019.

There were no commitments for advertising and insurance expenditure as of December 31, 2020.

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

We have sufficient raw materials to support, on average, three weeks of production at any point in time. This helps to minimize any potential delays in our production process which may arise due to insufficient raw materials. Our production of ceramic tiles is based on customers’ orders. In doing so, we minimize storage space and maintain a relatively low inventory level of finished products. Our inventory turnover for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2018	2019	2020
Inventories (RMB’000)	127,346	165,296	52,201
Inventory turnover (days) (1)	117	217	190

(1)	The average inventory turnover is computed based on the formula: (simple average opening and closing inventories balance in a financial year / cost of sales) × 365 days.

 The write-down of inventory for the years ended December 31, 2020, 2019 and 2018 was a reversal of write-down RMB 2.3 million in 2020, a reversal of write-down RMB 56.8 million in 2019, and a write-down RMB of 56.0 million in 2018, and was charged to Cost of Sales.

Credit Management

Credit terms to our customers

We typically extend credit terms of approximately 90 days to our customers. We grant credit terms based on the reputation, creditworthiness, size of orders, payment records and number of years we have done business with the customer. We do not have a products’ return policy. In the year ended December 31, 2020 and December 31, 2019, we recorded RMB 150.3 million (US$ 21.8 million) and RMB 68.7 million (US$ 9.9 million), respectively, for provision for bad debt related to the amount of outstanding trade receivables that did not conform with the Company’s credit policy.

Personnel from our sales and marketing department typically conduct visits to new customers to evaluate their credit worthiness before entering into any arrangements with them. In addition, as Hengda was awarded a Top 500 Brand award, we increased the deposit required from new distributors from RMB 0.4 million to RMB 1.0 million.

Our average trade receivables’ turnover for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2018	2019	2020
Trade receivables (RMB’000)	224,114	177,023	101,470
Trade receivables turnover (days) (1)	233	194	242

(1)	The average trade receivables’ turnover is computed based on the formula: (simple average opening and closing trade receivables balance, net of value-added tax in fiscal year / revenue) × 365 days.

 Credit terms from our suppliers

Our typical credit terms from our major suppliers are from 1 to 4 months after the raw materials have been delivered. Our average trade payables’ turnover days for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2018	2019	2020
Trade payables (RMB’000)	24,329	22,577	6,750
Trade payables turnover (days) (1)	26	30	22

(1)	The average trade payables’ turnover is computed based on the formula: (simple average opening and closing trade payables balance, net of value-added tax in facial year / purchases) × 365 days.
59

Capital Expenditures

Our capital expenditures primarily consist of expenditures on property, plant and equipment.

There were no capital expenditures for the fiscal year ended December 31, 2020.

Contractual Obligations

Our contractual obligations consist mainly of debt obligations, operating lease obligations and other purchase obligations and commitments, and will be paid off with our cash flow from operations. The following table sets forth a breakdown of our contractual obligations (including both interest and principal cash flows) as of December 31, 2020:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term debt obligations (1)	-	-	-	-	-
Operating purchase obligations (2)	60,159	13,431	40,769	5,959	-
Other obligations (3)	-	-	-	-	-
Total	60,159	13,431	40,769	5,959	-

(1)	Amounts represent principal and interest cash payments over the life of the bank loans, including anticipated interest payments that are not recorded in the financial statements.

(2)	We lease plant buildings, production factories, warehouses and employees’ hostel from non-related parties under non-cancellable operating lease arrangements.

(3)	Includes advertising and insurance expenditure contracted but not provided for in the financial statements.

Off-Balance Sheet Arrangements

We do not have any outstanding off-balance arrangements and have not entered into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

Impact of Inflation

The general annual inflation rate in China was approximately 2.9% in 2019, and 2.5% in 2020 according to the National Bureau of Statistics. Our results of operations may be affected by inflation, particularly rising prices for energy, labor costs, raw materials and other operating costs. See “Item 3. Key Information — Risk Factors — Risks relating to our business. If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.”

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

Cash and bank balances

Our bank deposits are placed with reputable banks in the PRC, Hong Kong and the United States. The credit exposure of our cash and bank balances (excluding restricted cash) as of December 31, 2018, 2019 and 2020 were RMB 9,016,000 and RMB 8,212,000 and RMB 12,344,000, respectively.

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

The table below summarizes the maturity profile of the liabilities based on contractual undiscounted payments:

	As of December 31, 2020
	Within 1 year	More than 1 year but less than 5 years	Total
	RMB’000	RMB’000	RMB’000
Trade payables	6,750	-	6,750
Amounts owed to related parties	36,348	-	36,348
Lease liabilities	15,478	49,469	64,947
Total	58,576	49,469	108,045

(iii)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of our financial instruments will fluctuate because of changes in market interest rates.

Our interest-bearing bank deposits and borrowings were nil as of December 31, 2020.

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

As at December 31, 2018, 2019 and 2020, nearly all of our monetary assets and monetary liabilities were denominated in RMB except certain bank balances and other payables which were denominated in US dollars and HKD.

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

The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in profit or loss. Interest income continues to be accrued on the reduced carrying amount using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Company.

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

All of our leases are operating leases for the years ended December 31, 2020, 2019 and 2018.

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods, net of rebates and discounts. No such rebates were paid to distributors since year 2013. Provided it is probable that the economic benefits will flow to us and the revenue and costs, if applicable, can be measured reliably, revenue is recognized as follows:

•	Sales of goods are recognized upon transfer of the significant risks and rewards of ownership to the customer. This is usually taken as the time when the goods are delivered and the customer has accepted the goods. Once goods are accepted by a customer, there is no continuing management involvement with the goods and we do not have the obligation to accept the return of the goods to us from the customer.

•	Rental income is recognized based upon our annual rental over the life of the lease under operating lease, using the straight-line method.

•	Interest income is recognized on a time-proportion basis using the effective interest method.

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

Impairment loss recognized in respect of property, plant and equipment

As of December 31, 2020, the carrying amount of property, plant and equipment was approximately RMB 68,000 (2019: RMB 35,000). No impairment loss was recognized in 2020. An impairment loss of approximately RMB nil and RMB 75,906,000 were recognized against the original carrying amount of property, plant and equipment in fiscal 2019 and 2018, respectively. Determining whether property, plant and equipment are impaired requires an estimation of the recoverable amount of the property, plant and equipment. Such an estimate was based on certain assumptions which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of investment property

As of December 31, 2020, the carrying amount of investment property was nil (2019: nil). No impairment loss was recognized in 2020. An impairment loss of approximately RMB nil and RMB 4,858,000 were recognized against the original carrying amount of investment property in fiscal 2019 and 2018, respectively. Determining whether an investment property is impaired requires an estimate of the recoverable amount of the investment property. Such an estimate was based on certain assumptions which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of land use rights

As of December 31, 2020, the carrying amounts of land used rights was nil (2019: nil). An impairment loss of approximately RMB nil and RMB 4,257,000 were recognized against the original carrying amount of land use rights in fiscal 2019 and 2018, respectively. Determining whether land use rights are impaired requires an estimate of the recoverable amount of the land use rights. Such an estimate was based on certain assumptions which are subject to uncertainty and might materially differ from the actual results.

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

The Company recognized bad debts of RMB 150.3 million and RMB 68.7 million in the years ended December 31, 2020 and 2019, respectively.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our current directors and executive officers are:

Name	Age	Position
Huang Meishuang	36	Chair of the Board and Chief Executive Officer
Hen Man Edmund	48	Chief Financial Officer
Roy Tan Choon Kang (1)(2)(3)(4)	49	Director
Shen Cheng Liang (1)(2)(3)	65	Director
Song Chungen (1)(2)(3)	44	Director
Alex Ng Man Shek	51	Executive Director and Corporate Secretary

(1)	Member of audit committee
(2)	Member of compensation committee
(3)	Member of nominations committee
(4)	Audit committee financial expert

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

Director Compensation

Starting April 1, 2010, our Board determined to provide its non-employee members annual compensation of $40,000. The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2020 to each of our non-employee directors for such person’s service as a director (including contingent or deferred compensation accrued during 2020):

Name and Principal Position	Compensation RMB	Value of Options(1) RMB	Total RMB
Song Chungen	276,168	-	276,168
Roy Tan Choon Kang	310,689	-	310,689
Alex Ng Man Shek	978,000	-	978,000
Shen Cheng Liang	-	-	-

(1)	No options were granted to our directors in 2020.

Executive Officers

The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2020 to each of our officers for such person’s service as an officer (including contingent or deferred compensation accrued during 2020, but not including any amounts paid to such persons for their services as directors):

	Salary	Bonus	Value of Stock Compensation (2)	Total
Name and Principal Position (1)	RMB	RMB	RMB	RMB
Huang Meishuang, CEO	65,274	-	548,000	613,274
Hen Man Edmund, CFO	624,277	-	587,000	1,211,277

(1)	No options were granted to our executives in 2020.
(2)	Stock Compensation were granted to our Chief Executive Officer and Chief Financial Officer in 2020.

Retirement Benefits

As of December 31, 2020, we have contributed to the government-mandated employee welfare and retirement benefit plan and provided pension, retirement or similar benefits to its employees. The PRC regulations require us to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. We have no further commitments beyond our monthly contribution.

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

•	The term of the employment agreements is three years (June 19, 2019 to June 18, 2022 for Huang Meishuang), one year (July 1, 2020 to June 30, 2021 for Hen Man Edmund and Alex Ng Man Shek).
•	From July 1, 2017, Hen Man Edmund received compensation of RMB 50,715 (HKD 58,500) per month. From July 1, 2017, Alex Ng Man Shek received compensation of RMB 69,354 (HKD 80,000) per month. Alex became our director starting from October 2017.
•	We may dismiss any of the above officers if any of the following events occurs with respect to the officer: (1) failure to show up for work, (2) failure to provide required documents, (3) falsification of documents, criminal record, etc., (4) serious violation of such officers’ labor rules and of regulations, (5) serious lapse of duties and responsibilities, (6) activities that violate regulations, resulting in loss of more than RMB 4,000, (7) operation of his own business during the term of his employment, (8) criminal prosecution and labor punishment, (9) request by the officer to resign, (10) causing us to sign or change any contract through fraud, coercion and other fraudulent means, or (11) other situations stipulated by law and statutes.
•	Each officer is subject to the non-compete provisions of the agreement for a period of three years following termination of the employment agreement and non-solicitation provisions of the agreement for a period of two years following termination of the employment agreement.

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

Antelope Enterprise Holdings Limited 2010 Incentive Compensation Plan

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

Certain U.S. Federal Income Tax Consequences of the 2010 Incentive Plan

The following is a general summary of the U.S. federal income tax consequences under current tax law to Antelope Enterprises, were it subject to U.S. federal income taxation on a net income basis, and to participants under the 2010 Incentive Plan who are individual citizens or residents of the United States for U.S. federal income tax purposes (“U.S. participants”) of Options, which include ISOs and Options that are not ISOs, SARs, restricted stock, deferred stock, performance shares, performance units, restricted stock units, dividend equivalent rights and bonus stock. It does not purport to cover all of the special rules that may apply, including special rules relating to limitations on the ability of Antelope Enterprises to deduct certain compensation, special rules relating to deferred compensation, golden parachutes, participants subject to Section 16(b) of the Exchange Act and the exercise of an Option with previously-acquired shares. This summary assumes that U.S. participants will hold their shares as capital assets within the meaning of Section 1221 of the Code. This summary does not address the application of the passive foreign investment company rules of the Code to U.S. participants. These rules are discussed generally under the section below entitled “Taxation–United States Federal Income Taxation–U.S. Holders–Passive Foreign Investment Company Rules”. In addition, this summary does not address the foreign, state or local income or other tax consequences, or any U.S. federal non-income tax consequences, inherent in the acquisition, ownership, vesting, exercise, termination or disposition of an award under the 2010 Incentive Plan or shares issued pursuant thereto. Participants are urged to consult their own tax advisors concerning the tax consequences to them of an award under the 2010 Incentive Plan or shares issued pursuant thereto.

A U.S. participant generally does not recognize taxable income upon the grant of an Option. Upon the exercise of an Option that is not an ISO, the participant generally recognizes ordinary income in an amount equal to the excess, if any, of the fair market value of the shares acquired on the date of exercise over the exercise price therefor, and Antelope Enterprises would be entitled to a deduction for such amount at that time. If the U.S. participant later disposes of the shares acquired under an Option that is not an ISO, the U.S. participant generally recognizes a long-term or short-term gain or loss, depending upon the period for which the shares were held thereby. A long-term capital gain generally is subject to more favorable tax treatment than ordinary income or a short-term capital gain. The deductibility of capital losses is subject to certain limitations.

Upon the exercise of an ISO, a U.S. participant generally does not recognize taxable income. If the U.S. participant disposes of the shares acquired pursuant to the exercise of an ISO more than two years after the date of grant and more than one year after the transfer of the shares to the participant, the U.S. participant generally recognizes a long-term capital gain or loss, and Antelope Enterprises would not be entitled to a deduction. However, if the U.S. participant disposes of such shares prior to the end of the required holding period, all or a portion of the gain is treated as ordinary income, and Antelope Enterprises generally would be entitled to deduct such amount.

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

A U.S. participant who receives a restricted stock award or who purchases shares of restricted stock, which shares, in either case, are subject to a substantial risk of forfeiture and certain transfer restrictions, generally does not recognize income on the receipt of the award or the purchased restricted shares and generally recognizes ordinary compensation income at the time the restrictions lapse in an amount equal to the excess, if any, of the fair market value of the shares at such time over any amount paid by the U.S. participant for the shares. Alternatively, the U.S. participant may elect to be taxed upon receipt of the restricted shares based on the value of the shares at the time of receipt. Antelope Enterprises generally would be entitled to deduct such amount at the same time as ordinary compensation income is required to be included by the U.S. participant and in the same amount. Dividends received with respect to restricted shares generally are treated as compensation, unless the U.S. participant elects to be taxed on the receipt (rather than the vesting) of the restricted shares.

A U.S. participant generally does not recognize income upon the grant of an SAR. The U.S. participant recognizes ordinary compensation income upon the exercise of the SAR equal to the increase in the value of the underlying shares, and Antelope Enterprises generally would be entitled to a deduction for such amount.

A U.S. participant generally does not recognize income on the receipt of a deferred stock award or a bonus stock award and generally recognizes income when the shares are received. At such time, the U.S. participant recognizes ordinary compensation income equal to the excess, if any, of the fair market value of the shares over any amount paid for the shares, and Antelope Enterprises generally would be entitled to deduct such amount at such time.

A U.S. participant generally does not recognize income on the receipt of a performance award, annual incentive award or dividend equivalent right award until a payment is received under the award.  At such time, the U.S. participant recognizes ordinary compensation income equal to the amount of any cash payments and the fair market value of any shares received, and Antelope Enterprises generally would be entitled to deduct such amount at such time.

Antelope Enterprise Holdings Limited 2017 Equity Compensation Plan

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

A copy of the audit committee charter is available on our website at http://aehltd.com/Corporate-Governance.html. The information contained on our website is not a part of this Annual Report.

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
82

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

A copy of the compensation committee charter is available on our website at http://aehltd.com/Corporate-Governance.html. The information contained on our website is not a part of this Annual Report.

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

A copy of the governance and nominating committee charter is available on our website at http://aehltd.com/Corporate-Governance.html. The information contained on our website is not a part of this Annual Report.

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

Code of Ethics

In May 2010, our board of directors adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is available on our website at http://aehltd.com/Corporate-Governance.html.

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

The table below provides information as to the total number of employees at the end of the last three fiscal years. We reduced the number of our employees in 2020 due to the reduction in the facilities that were being operated. We have no contracts or collective bargaining agreements with labor unions and have never experienced work stoppages due to labor dispute. We consider our relations with our employees to be good.

	2018	2019	2020
Number of Employees	579	431	297

E.	Share Ownership

See Item 7 below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

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

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 4,4405,854 shares issued and outstanding as of April 20, 2021.

Name (1)	Number of Shares Beneficially Owned		% of Ownership
Huang Meishuang	13,750			*
Hen Man Edmund	2,411			*
Song Chungen	-		-
Roy Tan Choon Kang	-		-
Shen Cheng Liang	-		-
Alex Ng Man Shek	-		-
All directors and executive officers as a group (6 individuals)	16,161			*
Sound Treasure Limited	344,887	(2)	7.83%
Weilai Zhang	977,755	(3)	22.19%

* Less than 1%

(1)            Unless otherwise indicated, the business address of each of the individuals is c/o Jinjiang Hengda Ceramics Co., Ltd.; Junbing Industrial Zone; Anhai, Jinjiang City; Fujian Province, PRC.

(2)            Huang Jia Dong is the sole director and shareholder of Sound Treasure Limited. The mailing address for Sound Treasure is c/o c/o Jinjiang Hengda Ceramics Co., Ltd.; Junbing Industrial Zone; Anhai, Jinjiang City; Fujian Province, PRC, Attn: Huang Jia Dong. Includes (i) an aggregate of 344,887 shares owned by Mr. Huang’s spouse and children for which Mr. Huang may be deemed to be the beneficial owner, which beneficial ownership Mr. Huang disclaims, and (ii) 217,204 shares owned by Sound Treasure Limited, an entity of which Mr. Huang is the sole director and shareholder.

(3)            The mailing address for this individual is 2302 Bldg. 2 Renheng, Binhewan No. 88, Jinjiang District, Chengdu, China.

B.	Related Party Transactions

Mr. Huang Jia Dong, the founder of Hengda and former Chairman and the former Chief Executive Officer and former director of the Company and Mr. Wong Kung Tok, formerly one of the Company’s significant shareholders, provide working capital loans to the Company from time to time during the normal course of its business. These loans amounted to RMB 35,057,000 and RMB 35,057,000 as of December 31, 2020 and 2019, respectively. These loans are interest free, unsecured and repayable on demand. Mr. Huang and Mr. Wong are brothers-in-law. Mr. Huang and Mr. Wong are brothers-in-law.

As of December 31, 2020, the Company had a loan of US$167,000 (equivalent to RMB 1,160,000) (2019: US$167,000 (equivalent to RMB 1,146,000)) payable to Sound Treasure Limited, an affiliate of Mr. Huang Jia Dong and a shareholder of the Company. This loan is interest free, unsecured and repayable on demand.

As of December 31, 2020, the Company had a loan of US $20,000 (equivalent to RMB 131,000) (2019: nil) payable to Alex Ng Man Shek, a director and corporate secretary of the Company. This loan is interest free, unsecured and repayable on demand.

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

	Shares
	High	Low
Annual Highs and Lows
2012	36.32	11.76
2013	32.48	15.84
2014	20.48	5.92
2015	11.36	6.00
2016	8.64	2.09

Quarterly Highs and Lows
2017
First Quarter	2.53	2.08
Second Quarter	2.26	1.32
Third Quarter	1.68	1.31
Fourth Quarter	2.39	1.32

2018
First Quarter	2.69	1.43
Second Quarter	1.76	1.37
Third Quarter	1.87	1.32
Fourth Quarter	3.67	0.80

2019
First Quarter	2.08	1.38
Second Quarter	1.76	0.80
Third Quarter	0.93	0.73
Fourth	1.06	0.67

2020
First Quarter	0.90	0.27
Second Quarter	0.94	0.38
Third Quarter	3.12	1.83
Fourth	2.64	1.97

2021
January	3.33	2.42
February	4.90	2.75
March	3.90	2.54

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our shares have been listed on the Nasdaq Capital Market beginning on October 15, 2020 under the symbol “AEHL” subsequent to our publicly announced corporate name change to Antelope Enterprise Holdings Limited from China Ceramics Co., Ltd. Previously, our shares have been listed on the NASDAQ Stock Market under the symbol “CCCL” since January 18, 2011. Our shares were listed on the NASDAQ Capital Market from November 3, 2010 through January 17, 2011 and were relisted on the NASDAQ Capital Market on March 23, 2016 following the listing transfer where it is trading now under the same symbol “CCCL.” Our shares were listed on the NASDAQ Global Market from January 18, 2011 until March 22, 2016. The shares were previously quoted on the OTC Bulletin Board from December 29, 2009 through November 2, 2010. Prior to December 29, 2009, our shares were traded on NYSE Amex, under the symbols “HOL.” CHAC’s shares commenced to trade on December 17, 2007.

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

The Company did not enter into any other material contracts during our fiscal years 2019 or 2020.

D.	Exchange controls

Under British Virgin Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E.	Taxation

The following summary of the material PRC and U.S. federal income tax consequences of the acquisition, ownership and disposition of Antelope Enterprises shares, sometimes referred to as “securities,” is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in Antelope Enterprises’ securities, such as the tax consequences under state, local and other tax laws. For purposes of this discussion, references to “Antelope Enterprises,” “we,” “us” or “our” refer only to Antelope Enterprises Co., Ltd.

PRC Taxation

The following discussion summarizes the material PRC income tax considerations relating to the acquisition, ownership and disposition of Antelope Enterprises’ securities. You should consult with your own tax adviser regarding the PRC tax consequences of the acquisition, ownership and disposition of Antelope Enterprises’ securities.

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

Given the short history of the EIT Law and lack of applicable legal precedent, it remains unclear how the PRC tax authorities will determine the resident enterprise status of a company organized under the laws of a foreign (non-PRC) jurisdiction, such as Antelope Enterprises, Success Winner and Stand Best. If the PRC tax authorities determine that Antelope Enterprises, Success Winner and/or Stand Best is a “resident enterprise” under the EIT Law, a number of tax consequences could follow. First, Antelope Enterprises, Success Winner and/or Stand Best could be subject to the enterprise income tax at a rate of 25% on their worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, the EIT Law provides that dividend income between “qualified resident enterprises” is exempt from income tax. As a result, if Antelope Enterprises, Success Winner and Stand Best are each treated as a “qualified resident enterprise,” all dividends paid from Hengda to Antelope Enterprises, through Success Winner and Stand Best, should be exempt from the PRC enterprise income tax.

As of the date of this Annual Report, there has not been a definitive determination by Antelope Enterprises, Success Winner, Stand Best or the PRC tax authorities as to the “resident enterprise” or “non-resident enterprise” status of Antelope Enterprises, Success Winner and Stand Best. However, since it is not anticipated that Antelope Enterprises, Success Winner and/or Stand Best would receive dividends or generate other income in the near future, Antelope Enterprises, Success Winner and Stand Best are not expected to have any income that would be subject to the 25% enterprise income tax on worldwide taxable income in the near future. Antelope Enterprises, Success Winner and Stand Best will make any necessary tax payment if Antelope Enterprises, Success Winner or Stand Best (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that Antelope Enterprises, Success Winner or Stand Best is a resident enterprise under the EIT Law, and if Antelope Enterprises, Success Winner or Stand Best were to have income in the future.

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

As described above, the PRC tax authorities may determine the resident enterprise status of entities organized under the laws of foreign jurisdictions on a case-by-case basis. Antelope Enterprises, Success Winner and Stand Best are holding companies and substantially all of Antelope Enterprises’, Success Winner’s and Stand Best’s income may be derived from dividends. Thus, if Antelope Enterprises, Success Winner and/or Stand Best are considered a “non-resident enterprise” under the EIT Law and the dividends paid to Antelope Enterprises, Success Winner and/or Stand Best are considered income sourced within the PRC, such dividends received may be subject to PRC withholding tax as described in the foregoing paragraph.

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

Antelope Enterprises is a British Virgin Islands holding company, and it has a British Virgin Islands subsidiary (Success Winner), which owns a 100% equity interest in a subsidiary in Hong Kong (Stand Best), which in turns owns a 100% equity interest in Hengda, a PRC company. As a result, if Stand Best were treated as a “non-resident enterprise” under the EIT Law, then dividends that Stand Best receives from Hengda (assuming such dividends were considered sourced within the PRC) (i) may be subject to a 5% PRC withholding tax, if the PRC-Hong Kong Tax Treaty were applicable, or (ii) if such treaty does not apply (i.e., because the PRC tax authorities may deem Stand Best to be a conduit that is not entitled to treaty benefits), may be subject to a 10% PRC withholding tax. Similarly, if Success Winner were treated as a PRC “non-resident enterprise” under the EIT Law and Stand Best were treated as a PRC “resident enterprise” under the EIT Law, then dividends that Success Winner receives from Stand Best (assuming such dividends were considered sourced within the PRC) may be subject to a 10% PRC withholding tax. A similar situation may arise if Antelope Enterprises were treated as a “non-resident enterprise” under the EIT Law, and Success Winner were treated as a “resident enterprise” under EIT Law. Any such taxes on dividends could materially reduce the amount of dividends, if any, Antelope Enterprises could pay to its shareholders.

As of the date of this Annual Report, there has not been a definitive determination by Antelope Enterprises, Success Winner, Stand Best or the PRC tax authorities as to the “resident enterprise” or “non-resident enterprise” status of Antelope Enterprises, Success Winner and Stand Best. As described above, however, Hengda, Stand Best and Success Winner are not expected to pay any dividends in the near future. Hengda, Stand Best and Success Winner will make any necessary tax withholding if, in the future, Hengda, Stand Best or Success Winner were to pay any dividends and Hengda, Stand Best or Success Winner (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that Stand Best, Success Winner or Antelope Enterprises is a non-resident enterprise under the EIT Law.

Dividends that Non-PRC Resident Investors Receive From Antelope Enterprises; Gain on the Sale or Transfer of Antelope Enterprises’ Securities

If we are determined to be a resident enterprise under the EIT Law and dividends payable to (or gains realized by) Antelope Enterprises’ investors that are not tax residents of the PRC (“non-resident investors”) are treated as income derived from sources within the PRC, then the dividends that the non-resident investors receive from us and any such gain derived by such investors on the sale or transfer of Antelope Enterprises’ securities may be subject to income tax under the PRC tax laws.

Under the PRC tax laws, PRC withholding tax at the rate of 10% is applicable to dividends payable to non-resident investors that are enterprises, but not individuals, and that (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends are deemed to be sourced within the PRC. Similarly, any gain realized on the transfer of Antelope Enterprises’ securities by such investors also is subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC.

The dividends paid by us to such non-resident investors with respect to Antelope Enterprises’ securities, or gain such non-resident investors may realize from the sale or transfer of Antelope Enterprises’ securities, may be treated as PRC-sourced income and, as a result, may be subject to PRC tax at a rate of 10%. In such event, Antelope Enterprises may be required to withhold a 10% PRC tax on any dividends paid to such non-resident investors. In addition, such non-resident investors in Antelope Enterprises’ securities may be responsible for paying PRC tax at a rate of 10% on any gain realized from the sale or transfer of Antelope Enterprises’ securities if such non-resident investors and the gain satisfy the requirements under the PRC tax laws. However, under the PRC tax laws, Antelope Enterprises would not have an obligation to withhold PRC income tax in respect of the gains that such non-resident investors (including U.S. enterprise investors) may realize from the sale or transfer of Antelope Enterprises’ securities. Also, if Antelope Enterprises is determined to be a “resident enterprise,” its non-resident investors who are individuals may also be subject to potential PRC individual income tax at a rate of 20% with respect to dividends received from Antelope Enterprises and/or gains derived by them from the sale or transfer of Antelope Enterprises’ securities.

If Antelope Enterprises were to pay any dividends in the future, and if Antelope Enterprises (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that Antelope Enterprises must withhold PRC tax on any dividends payable by Antelope Enterprises under the PRC tax laws, Antelope Enterprises will make any necessary tax withholding on dividends payable to its non-resident investors. If non-resident investors as described under the PRC tax laws (including U.S. investors) realize any gain from the sale or transfer of Antelope Enterprises’ securities and if such gain were considered as PRC-sourced income, such non-resident investors would be responsible for paying the applicable PRC income tax on the gain from the sale or transfer of Antelope Enterprises’ securities. As indicated above, under the PRC tax laws, Antelope Enterprises would not have an obligation to withhold PRC income tax in respect of the gains that non-resident investors (including U.S. investors) may realize from the sale or transfer of Antelope Enterprises’ securities.

On December 10, 2009, the SAT released Circular Guoshuihan No. 698 (“Circular 698”) that reinforces the taxation of certain equity transfers by non-resident investors through overseas holding vehicles. Circular 698 addresses indirect equity transfers as well as other issues. Circular 698 is retroactively effective from January 1, 2008. According to Circular 698, where a non-resident investor who indirectly holds an equity interest in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers an equity interest in the PRC resident enterprise by selling an equity interest in the offshore holding company, and the latter is located in a country or jurisdiction where the actual tax burden is less than 12.5% or where the offshore income of its residents is not taxable, the non-resident investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days of the execution of the equity transfer agreement. The tax authorities in charge will evaluate the offshore transaction for tax purposes. In the event that the PRC tax authorities determine that such transfer is abusing forms of business organization and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form. A reasonable commercial purpose may be established when the overall international (including U.S.) offshore structure is set up to comply with the requirements of supervising authorities of international (including U.S.) capital markets. If the SAT’s challenge of a transfer is successful, it may deny the existence of the offshore holding company that is used for tax planning purposes and subject the seller to PRC tax on the capital gain from such transfer. Since Circular 698 has a short history, there is uncertainty as to its application. Antelope Enterprises (or a non-resident investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that Antelope Enterprises (or such non-resident investor) should not be taxed under Circular 698, which could have a material adverse effect on Antelope Enterprises’ financial condition and results of operations (or such non-resident investor’s investment in Antelope Enterprises).

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

Penalties for Failure to Pay Applicable PRC Income Tax

A non-resident investor in us may be responsible for paying PRC tax on any gain realized from the sale or transfer of Antelope Enterprises’ securities if such non-resident investor and the gain satisfy the requirements under the PRC tax laws, as described above.

According to the EIT Law and its implementing rules, the PRC Individual Income Tax Law and its implementing rules, the PRC Tax Administration Law (the “Tax Administration Law”) and its implementing rules, the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises (the “Administration Measures”) and other applicable PRC laws or regulations (collectively the “Tax Related Laws”), where any gain derived by a non-resident investor from the sale or transfer of Antelope Enterprises’ securities is subject to any income tax in the PRC, and such non-resident investor fails to file any tax return or pay tax in this regard pursuant to the Tax Related Laws, such investor may be subject to certain fines, penalties or punishments, including without limitation: (1) if the non-resident investor fails to file a tax return and present the relevant information in connection with tax payments, the competent tax authorities shall order it to do so within the prescribed time limit and may impose a fine up to RMB 2,000, and in egregious cases, may impose a fine ranging from RMB 2,000 to RMB 10,000; (2) if the non-resident investor fails to file a tax return or fails to pay all or part of the amount of tax payable, the non-resident investor shall be required to pay the unpaid tax amount payable, a surcharge on overdue tax payments (the daily surcharge is 0.05% of the overdue amount, beginning from the day the deferral begins) and a fine ranging from 50% to 500% of the unpaid amount of the tax payable; (3) if the non-resident investor fails to file a tax return and to pay the tax within the prescribed time limit according to the order by the PRC tax authorities, the PRC tax authorities may collect and check information about the income receivable by the non-resident investor in the PRC from other payers (the “Other Payers”) who will pay amounts to such non-resident investor, and send a “Notice of Tax Issues” to the Other Payers to collect and recover the tax payable and overdue fines imposed on such non-resident investor from the amounts otherwise payable to such non-resident investor by the Other Payers; (4) if the non-resident investor fails to pay the tax payable within the prescribed time limit as ordered by the PRC tax authorities, a fine may be imposed on the non-resident investor ranging from 50% to 500% of the unpaid tax payable, and the PRC tax authorities may, upon approval by the director of the tax bureau (or sub-bureau) of, or higher than, the county level, take the following compulsory measures: (i) notify in writing the non-resident investor’s bank or other financial institution to withhold from the account thereof for payment of the amount of tax payable, and (ii) detain, seal off, or sell by auction or on the market the non-resident investor’s commodities, goods or other property in a value equivalent to the amount of tax payable; or (5) if the non-resident investor fails to pay all or part of the amount of tax payable or surcharge for overdue tax payment, and cannot provide a guarantee to the PRC tax authorities, the tax authorities may notify the frontier authorities to prevent the non-resident investor or its legal representative from leaving the PRC.

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of Antelope Enterprises’ securities.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of Antelope Enterprises’ securities that is for U.S. federal income tax purposes:

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
93

A beneficial owner of our securities that is described above is referred to herein as a “U.S. Holder.” If a beneficial owner of Antelope Enterprises’ securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended, or the “Code,” its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder of Antelope Enterprises’ securities based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold Antelope Enterprises’ securities as capital assets within the meaning of Section 1221 of the Code. This discussion also does not address the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of Antelope Enterprises’ voting shares;

•	persons that acquired Antelope Enterprises’ securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•	persons that hold Antelope Enterprises’ securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	controlled foreign corporations; or

•	passive foreign investment companies.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws, or, except as discussed herein, any tax reporting obligations of a holder of Antelope Enterprises’ securities. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold Antelope Enterprises’ securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of Antelope Enterprises’ securities, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) in respect to the Antelope Enterprises’ securities and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of such securities will be in U.S. dollars.

Antelope Enterprises has not sought, and will not seek, a ruling from the Internal Revenue Service, or “IRS,” or an opinion of counsel, as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF ANTELOPE ENTERPRISES’ SECURITIES. EACH HOLDER OF ANTELOPE ENTERPRISES’ SECURITIES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF ANTELOPE ENTERPRISES’ SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND APPLICABLE TAX TREATIES.

Tax Treatment of Antelope Enterprises After the Redomestication and the Business Combination

Section 7874(b) of the Code generally provides that a corporation organized outside the United States that acquires, directly or indirectly, pursuant to a plan or series of related transactions, substantially all of the assets of a corporation organized in the United States will be treated as a domestic corporation for U.S. federal income tax purposes if shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% of either the voting power or the value of the stock of the acquiring corporation after the acquisition. Under regulations promulgated under Section 7874, a warrant holder of either the acquired corporation or the acquiring corporation generally is treated for this purpose as owning stock of the acquired corporation or the acquiring corporation, as the case may be, with a value equal to the excess of the value of the shares underlying the warrant over the exercise price of the warrant. If Section 7874(b) were to have applied to the Redomestication, then, among other things, Antelope Enterprises, as the surviving entity, would have been subject to U.S. federal income tax on its worldwide taxable income following the Redomestication and the Business Combination as if it were a domestic corporation.

After the completion of the Business Combination, which occurred immediately after and as part of the same integrated transaction as the Redomestication, the former stockholders of CHAC (including warrant holders treated as owning stock of CHAC pursuant to the regulations under Section 7874) should have been considered as owning, by reason of owning (or being treated as owning) stock of CHAC, less than 80% of the voting power and the value of the shares of Antelope Enterprises (including any warrants treated as shares of Antelope Enterprises pursuant to the regulations promulgated under Section 7874). Accordingly, Section 7874(b) should not have applied to treat Antelope Enterprises as a domestic corporation for U.S. federal income tax purposes. However, due to the absence of full guidance on how the rules of Section 7874(b) applied to the transactions completed pursuant to the Redomestication and the Business Combination, this result is not entirely free from doubt. If, for example, the Redomestication were ultimately determined for purposes of Section 7874(b) as having occurred prior to, and separate from, the Business Combination for U.S. federal income tax purposes, the share ownership threshold for applicability of Section 7874(b) generally would have been satisfied (and Antelope Enterprises would have been treated as a domestic corporation for U.S. federal income tax purposes) because the former stockholders of CHAC (including warrant holders treated as owning stock of CHAC), by reason of owning (or being treated as owning) stock of CHAC, would have owned all of the shares (including any warrants treated as shares) of Antelope Enterprises immediately after the Redomestication. Although normal “step transaction” tax principles supported the view that the Redomestication and the Business Combination should have been viewed together for purposes of determining whether Section 7874(b) was applicable, because of the absence of guidance under Section 7874(b) directly on point, this result is not entirely free from doubt. The balance of this discussion assumes that Antelope Enterprises has been and will be treated as a foreign corporation for U.S. federal income tax purposes.

U.S. Holders

Taxation of Cash Distributions Paid on Shares

Subject to the passive foreign investment company, or “PFIC,” rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on the shares of Antelope Enterprises. A cash distribution on such shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of current or accumulated earnings and profits of Antelope Enterprises (as determined for U.S. federal income tax purposes). Such dividend generally will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The portion of such cash distribution, if any, in excess of such earnings and profits will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted basis in its shares in Antelope Enterprises. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such shares.

With respect to non-corporate U.S. Holders, such dividends may be subject to U.S. federal income tax at the lower applicable regular long-term capital gains tax rate (see “—Taxation on the Disposition of Securities” below) provided that (1) the shares of Antelope Enterprises are readily tradable on an established securities market in the United States or, in the event Antelope Enterprises is deemed to be a Chinese “resident enterprise” under the EIT Law, Antelope Enterprises is eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the “U.S.-PRC Tax Treaty,” (2) Antelope Enterprises is not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Stock Market. Although Antelope Enterprises’ shares are currently listed and traded on the NASDAQ Stock Market, it cannot guarantee that its shares will continue to be listed or traded on the NASDAQ Stock Market. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to the shares of Antelope Enterprises.

If a PRC income tax applies to any cash dividends paid to a U.S. Holder on the shares of Antelope Enterprises, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to such dividends, such U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Taxation on the Disposition of Securities

Upon a sale or other taxable disposition of the securities in Antelope Enterprises, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the securities.

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

If a PRC income tax applies to any gain from the disposition of the securities in Antelope Enterprises by a U.S. Holder, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to any gain, such U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, Antelope Enterprises’ securities, subject to certain limitations and exceptions. Under regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the qualified electing fund, or QEF, rules discussed below under “ Passive Foreign Investment Company Rules,” but would include distributions of earnings and profits from a QEF. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of Antelope Enterprises’ securities.

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

Based on the composition (and estimated values) of the assets and the nature of the income of Antelope Enterprises and its subsidiaries during its 2015 taxable year, Antelope Enterprises does not believe that it was treated as a PFIC for such year. However, because Antelope Enterprises has not performed a definitive analysis as to its PFIC status for its 2015 taxable year, there can be no assurance in respect to its PFIC status for such year. There also can be no assurance with respect to Antelope Enterprises’ status as a PFIC for its current (2016) taxable year or any future taxable year.

If Antelope Enterprises is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Antelope Enterprises’ shares and, the U.S. Holder did not make a timely QEF election for Antelope Enterprises’ first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) shares, a QEF election along with a purging election or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its shares; and

•	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the shares of Antelope Enterprises during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the shares).

Under these rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the shares;
97

•	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of the first taxable year of Antelope Enterprises in which Antelope Enterprises qualified as a PFIC will be taxed as ordinary income;

•	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to its shares in Antelope Enterprises by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder generally will be required to include in income its pro rata share of Antelope Enterprises’ net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which Antelope Enterprises’ taxable year ends if Antelope Enterprises is treated as a PFIC for that taxable year. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

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

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from Antelope Enterprises. Upon request from a U.S. Holder, Antelope Enterprises will endeavor to provide to the U.S. Holder, no later than 90 days after the request, such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that Antelope Enterprises will have timely knowledge of its status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to its shares in Antelope Enterprises, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for Antelope Enterprises’ first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a QEF election, along with a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of such shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF generally are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to Antelope Enterprises’ PFIC status will be made annually, an initial determination that it is a PFIC generally will apply for subsequent years to a U.S. Holder who held shares of Antelope Enterprises while it was a PFIC, whether or not it met the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for Antelope Enterprises’ first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) shares in Antelope Enterprises, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year of Antelope Enterprises that ends within or with a taxable year of the U.S. Holder and in which Antelope Enterprises is not a PFIC. On the other hand, if the QEF election is not effective for each of the taxable years of Antelope Enterprises in which Antelope Enterprises is a PFIC and during which the U.S. Holder holds (or is deemed to hold) shares in Antelope Enterprises, the PFIC rules discussed above will continue to apply to such shares unless the holder files on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that the U.S. Holder would otherwise recognize if the U.S. Holder had sold its shares for their fair market value on the “qualification” date. The qualification date is the first day of Antelope Enterprises’ tax year in which it qualifies as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its shares by the amount of the gain recognized and will also have a new holding period in the shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) shares in Antelope Enterprises and for which Antelope Enterprises is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its shares as long as such shares continue to be treated as marketable stock. Instead, in general, the U.S. Holder will include as ordinary income for each year that Antelope Enterprises is treated as a PFIC, the excess, if any, of the fair market value of its shares at the end of its taxable year over the adjusted tax basis in its shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its shares over the fair market value of its shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the shares in a taxable year in which Antelope Enterprises is treated as a PFIC generally will be treated as ordinary income. Special tax rules may apply if a U.S. Holder makes a mark-to-market election for a taxable year after the U.S. Holder holds (or is deemed to hold) the shares and for which Antelope Enterprises is determined to be a PFIC.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NASDAQ Stock Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although Antelope Enterprises’ shares are currently listed and traded on the NASDAQ Stock Market, it cannot guarantee that its shares will continue to be listed or traded on the NASDAQ Stock Market. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to the shares of Antelope Enterprises under their particular circumstances.

If Antelope Enterprises is a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC, a U.S. Holder of Antelope Enterprises’ shares generally should be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if Antelope Enterprises receives a distribution from, or disposes of all or part of its interest in, or the U.S. Holder were otherwise deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, Antelope Enterprises will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower- tier PFIC. However, there is no assurance that Antelope Enterprises will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election generally would not be available with respect to such a lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of shares in Antelope Enterprises should consult their own tax advisors concerning the application of the PFIC rules to such shares under their particular circumstances.

Non-U.S. Holders

Cash dividends paid or deemed paid to a Non-U.S. Holder in respect to its securities in Antelope Enterprises generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of securities in Antelope Enterprises unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

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

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on the securities of Antelope Enterprises within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of securities of Antelope Enterprises by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its securities and adjustments to that tax basis and whether any gain or loss with respect to such securities is long-term or short-term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in our securities.

Moreover, backup withholding of U.S. federal income tax at a rate of 28% generally will apply to dividends paid on the securities of Antelope Enterprises to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of securities of Antelope Enterprises by a U.S. Holder (other than an exempt recipient), in each case who (a) fails to provide an accurate taxpayer identification number; (b) is notified by the IRS that backup withholding is required; or (c) in certain circumstances, fails to comply with applicable certification requirements.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. As of December 31, 2020, our total outstanding loans for the continuing operations amounted to RMB nil_ ($ nil) with interest rates in the range of -% to -% per annum. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates.

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

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2020. Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2019 were effective.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

Changes in Internal Controls over Financial Reporting

During the year ended December 31, 2020, there were no changes in the company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect our company’s internal control over financial reporting.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services rendered by Centurion ZD CPA & Co. for the periods indicated:

	December 31, 2020	December 31, 2019
	RMB’000	RMB’000
Audit Fees – Centurion ZD CPA & Co.	1,951	1,689
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	1,951	1,689

Audit Fees

Centurion ZD CPA & Co. audit fees for 2020 and 2019 consisted of fees in relation to the audit of our financial statements for the year ended December 31, 2020 and 2019.

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

No purchase of our securities were made by us or our affiliates in 2020.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

There were no changes to our certifying accountants for the year ended December 31, 2020.

ITEM 16G.	CORPORATE GOVERNANCE

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615, we elected to be exempt from the requirement under NASDAQ Listing Rule 5635 to obtain shareholder approval for (i) certain acquisitions of stock or assets of another company; (ii) an issuance of shares that will result in a change of control of the company; (iii) the establishment or amendment of certain equity based compensation plans and arrangements; and (iv) certain transactions (other than a public offering) involving issuances of a 20% or more of our outstanding shares. Our shares are listed on the NASDAQ Capital Market (“NASDAQ”). As such, we are subject to corporate governance requirements imposed by NASDAQ. Under NASDAQ rules, listed non-US companies may, in general, follow their home country corporate governance practices in lieu of some of the NASDAQ corporate governance requirements. Except for the foregoing, we endeavor to comply with the NASDAQ corporate governance practices and except for the foregoing, there is no significant difference between our corporate governance practices and what the NASDAQ requires of domestic U.S. companies.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of Antelope Enterprise Holdings Limited. (1).

1.2	Memorandum and Articles of Association of Success Winner Limited (2).

1.3	Memorandum and Articles of Association of Stand Best Creation Limited (2).

1.4	Operation Charter of Jinjiang Hengda Ceramics Co., Ltd. (2).

2.1	Specimen Unit Certificate (3).

2.2	Specimen Common Stock Certificate (3).

3.1	Form of Voting Agreement (2).

4.1	Common Stock Warrant (14).

10.1	Merger and Stock Purchase Agreement among CHAC, Antelope Enterprise Holdings Limited, Hengda, Success Winner and the Seller (2).

10.2	Form of Registration Rights Agreement among CHAC and the founders (3).

10.3	Form of Earn-Out Escrow Agreement (2).

10.4	Form of Indemnity Escrow Agreement (2).

10.5	Form of Lock-Up Agreement for CHAC founders (2).

10.6	Form of Lock-Up Agreement (2).

10.7	Acquisition Agreement, dated November 19, 2009, by and between Jinjiang Hengda Ceramics Co., Ltd., all of the shareholders of Jiangxi Hengdali Constructional Ceramics Co., Ltd., and Jiangxi Hengdali Constructional Ceramics Co., Ltd (8).

10.9	License Agreement between Huang Jia Dong and Jinjiang Hengda Ceramics Co., Ltd. (6).

10.10	Antelope Enterprise Holdings Limited 2010 Incentive Compensation Plan (7).

10.11	Employment Agreement, dated as of February 1, 2016, by and between Antelope Enterprises and Huang Jia Dong (9).

10.12	Employment Agreement, dated as of February 1, 2016, by and between Antelope Enterprises and Su Wei Feng (9).

10.13	Employment Agreement, dated as of August 1, 2015, by and between Antelope Enterprises and Hen Man Edmund (9).

10.14	Term sheets relating to agreements for derivative instruments (10).

10.15	Agreement between Taishin International Bank, Co., Ltd., Stand Best Creation Limited and Sound Treasure Limited, dated July 31, 2014 (10).

10.16	Agreement between Stand Best Creation Limited, Huang Jia Dong, Wong Kung Tok, Mr. Huang’s brother-in-law, and Sound Treasure Limited, dated July 31, 2014 (10).

10.17	Form of Warrant (11).

10.18	Securities Purchase Agreement dated as of April 3, 2017 (13).
106

10.19	Convertible Promissory Note dated as of April 3, 2017 (13).

10.20	Form of Securities Purchase Agreement (14).

8.1	List of Subsidiaries (5).

11.1	Code of Business Conduct and Ethics (8).

12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Centurion ZD CPA & Co., an independent registered public accounting firm.

99.1	Press release, dated April 28, 2021.

101.1NS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to Annexes C and D of Antelope Enterprises’ Prospectus on Form 424B3 filed with the SEC on November 13, 2009.

(2)	Incorporated by reference to Antelope Enterprises’ Registration Statement on Form F-4 (File No. 333-161557).

(3)	Incorporated by reference to exhibits of the same number filed with CHAC’s Registration Statement on Form F-1 or amendments thereto (File No. 333-145085).

(4)	Incorporated by reference to CHAC’s Form 8-K, dated November 21, 2007.

(5)	Incorporated by reference to exhibits of the same number filed with Antelope Enterprises’ Registration Statement on Form F-1 (File No. 333-164784).

(6)	Incorporated by reference to exhibits of the same number filed with Antelope Enterprises’ Registration Statement on Form F-1 (File No. 333-170237).

(7)	Incorporated by reference to Annex A to Exhibit 99.1 filed with Antelope Enterprises’ Report on Form 6-K filed with the SEC on November 20, 2010

(8)	Incorporated by reference to Antelope Enterprises’ Annual Report on Form 20-F filed with the SEC on May 17, 2010.

(9)	Incorporated by reference to Antelope Enterprises’ Annual Report on Form 20-F filed with the SEC on April 20, 2016.

(10)	Incorporated by reference to Antelope Enterprises’ Annual Report on Form 20-F filed with the SEC on July 31, 2014.

(11)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on February 8, 2016

(12)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on April 3, 2017.

(13)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on April 20, 2018.

(14)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on December 20, 2019.

(15)	Incorporated by reference to Antelope Enterprises’ Annual Report on Form 20-F filed with the SEC on May 15, 2017.
107

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ANTELOPE ENTERPRISE HOLDINGS LIMITED

April 28, 2021	By:	/s/ Huang Meishuang
		Name:	Huang Meishuang
		Title:	Chief Executive Officer (Principal Executive Officer)

ANTELOPE ENTERPRISE HOLDINGS LIMITED

April 28, 2021	By:	/s/ Hen Man Edmund
		Name:	Hen Man Edmund
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature		Title	Date

By:	/s/ Huang Meishuang	Chief Executive Officer (Principal Executive Officer)	April 28, 2021
Huang Meishuang

By:	/s/ Hen Man Edmund	Chief Financial Officer (Principal Financial and Accounting Officer)	April 28, 2021
Hen Man Edmund

By:	/s/ Song Chungen	Director	April 28, 2021
Song Chungen

By:	/s/ Roy Tan Choon Kang	Director	April 28, 2021
Roy Tan Choon Kang

By:	/s/ Shen Cheng Liang	Director	April 28, 2021
Shen Cheng Liang

By:	/s/ Alex Ng Man Shek	Director	April 28, 2021
Alex Ng Man Shek
108

中正達會計師事務所 Centurion ZD CPA & Co. Certified Public Accountants (Practising)

Unit 1304, 13/F, Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong.

香港 紅磡 德豐街22號 海濱廣場二期 13樓1304室

Tel 電話: (852) 2126 2388 Fax 傳真: (852) 2122 9078

Email 電郵: info@czdcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Antelope Enterprise Holdings Limited (Formerly known as China Ceramics Co., Ltd.)

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Antelope Enterprise Holdings Limited (Formerly known as China Ceramics Co., Ltd.) and subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Inventory write-down

As described in Note 2.8 of the consolidated financial statements, inventories are stated at the lower of cost and net realizable value, with cost determined on a weighted-average basis. Write-down of potential obsolete or slow moving inventories is recorded based on management’s assumptions about future demands, product trends and market conditions. For the year ended December 31, 2020, the Company recorded a reverse of inventory impairment charges of RMB 2.3 million. Inventories include items that have been written down to the Company’s best estimate of their realizable value, which includes consideration of various factors.

We identified the inventory write-down as a critical audit matter. The Company’s determination of future markdowns is subjective. Specifically, there was a high degree of subjective auditor judgment in evaluating how the Company’s merchandising strategy considerations and related inventory markdown assumptions affected the realizable value of inventory.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included the following, among others: (i) observing the physical condition of inventories during inventory counts; (ii) evaluating the appropriateness of management's process for developing the estimates of net realizable value; (iii) testing the reliability of reports used by management by agreeing to underlying records; (iv) testing the reasonableness of the assumptions about quality, damages, future demand, selling prices and market conditions by considering with historical trends and consistency with evidence obtained in other areas of the audit; and corroborating the assumptions with individuals within the product team; (v) assessing the Company’s adjustments of inventory costs to net realizable value for slow-moving and obsolete inventories by (1) comparing the historical estimate for net realizable value adjustments to actual adjustments of inventory costs, and (2) analyzing sales subsequent to the measurement date.

Measurement of expected credit losses on trade receivables

As described in Note 15 to the consolidated financial statements, gross trade receivables amounted to RMB 747 million (net – RMB 101 million). The valuation of trade receivables requires management judgement due to the credit risks associated with each individual trade receivable account. Management assesses the recoverability of trade receivables by reviewing customers’ aging profile, credit history, collection period and status of subsequent settlement, and determines whether an impairment provision is required.

We identified the expected credit loss (“ECL”) as a critical audit matter. The Company’s determination of future credit loss is subjective. Specifically, there was a high degree of subjective auditor judgment in evaluating how the Company’s credit granting policies and related accounts receivable written down assumptions affected the net accounts receivable balance.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included the following, among others: (i) obtaining an understanding of the Company’s credit control procedures and assessing the design, implementation and operating effectiveness of key internal controls over granting of credit to customers; (ii) evaluating the appropriateness of management's process for developing the ECL model, related assumptions and considerations; (iii) testing a sample of the data used in the ECL model to the underlying records; (iv) evaluating the ECL model calculations, agreeing the data inputs and checking the mathematical accuracy of the calculations; (v) comparing the Company’s definition of default, as outlined in the accounting policy against the definition that Company uses for credit risk management; (vi) assessing the Company’s adjustments of provision for credit loss to net accounts receivable collection period for slow-collecting and aging outstanding accounts receivable balance by (1) comparing the historical estimate for net provision value adjustments to actual adjustments of accounts receivable balance, (2) analyzing accounts receivable collection and recovery time subsequent to the measurement date; and (3) assessing the disclosures in the consolidated financial statements are appropriate and adequate.

/s/ Centurion ZD CPA & Co.

Centurion ZD CPA & Co.
We have served as the Company’s auditor since 2016. Hong Kong, China
April 28, 2021

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Years ended December 31,
		2020	2019	2018
	Notes	RMB’000	RMB’000	RMB’000
Net sales	5	182,989	327,581	498,189

Cost of goods sold		208,991	246,255	499,355

Gross profit (loss)		(26,002)	81,326	(1,166)

Other income	5	21,931	14,636	14,637
Selling and distribution expenses		(9,356)	(11,321)	(11,026)
Administrative expenses		(26,619)	(25,111)	(17,990)
Bad debt expense		(150,268)	(68,660)	(316,438)
Loss from assets devaluation	11-13	-	-	(85,021)
Finance costs	6	(2,748)	(315)	-
Other expenses		-	-	(1,461)

Loss before taxation	7	(193,062)	(9,445)	(418,465)

Income tax expense	8	33	56	209

Loss attributable to shareholders		(193,095)	(9,501)	(418,674)

Other comprehensive loss
Exchange differences on translation of financial statements of foreign operations		371	(118)	(807)

Total comprehensive loss for the year		(192,724)	(9,619)	(419,481)

Loss per share
Basic (RMB)	9	(65.67)	(4.68)	(279.54)
Diluted (RMB)	9	(65.67)	(4.68)	(279.54)

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31, 2020	As of December 31, 2019
	Notes	RMB’000	RMB’000
ASSETS AND LIABILITIES
NONCURRENT ASSETS
Property and equipment, net	11	68	35
Investment property, net	12	-	-
Land use rights, net	13	-	-
Right-of-use assets, net	21	58,458	-
Total noncurrent assets		58,526	35

CURRENT ASSETS
Right-of-use assets, net	21	-	5,078
Inventories, net	14	52,201	165,296
Trade receivables, net	15	101,470	177,023
Other receivables and prepayments	16	845	2,036
VAT recoverable		-	1,818
Restricted Cash	17	-	2,785
Cash and bank balances	17	12,344	8,212
Total current assets		166,860	362,248

CURRENT LIABILITIES
Trade payables	18	6,750	22,577
Unearned revenue		-	619
Accrued liabilities and other payables	19	22,846	23,342
Amounts owed to related parties	25	36,348	36,217
Lease liabilities	21	13,431	5,793
Taxes payable	20	1,934	842
Total current liabilities		81,309	89,390

NET CURRENT ASSETS		85,551	272,858

NONCURRENT LIABILITIES
Lease liabilities	21	46,728	-
Total noncurrent liabilities		46,728	-

NET ASSETS		97,349	272,893

EQUITY
Share capital	24	591	397
Reserves	25	96,758	272,496
Total stockholders’ equity		97,349	272,893
		-	-

The accompanying notes are an integral part of these consolidate  financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Reverse recapitalization reserve	Merger reserve		Share-based payment reserves		Statutory reserve		Capital reserve		Retained earnings	Currency translation reserve	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000		RMB’000		RMB’000		RMB’000	RMB’000	RMB’000
Notes	Note 22		Note 23 (e)	Note 23	©	Note 23	(d)	Note 23	(a)	Note 23	(f)		Note 23 (b)

Initial application of IFRS 9		-	-	-		-		-		-		(15,118)	-	(15,118)
Restated balance at January 1, 2018	206	678,883	(507,235)	58,989		123,805		135,343		61,266		129,316	(955)	679,618
Net loss for the year	-	-	-	-		-		-		-		(418,674)	-	(418,674)
Exchange difference on transaction of financial statements of foreign operations		-	-	-		-		-		-		-	(807)	(807)
Total comprehensive loss for the year	-	-	-	-		-		-		-		(418,674)	(807)	(419,481)
Issuance of new shares	97	15,165	-	-		-		-		-		-	-	15,262
Equity compensation	3	-	-	-		616		-		-		-	-	619
Transfer to statutory reserves	-	-	-	-		-		-		-		-	-	-
Balance at December 31, 2018	306	694,048	(507,235)	58,989		124,421		135,343		61,266		(289,358)	(1,762)	276,018

Initial application of IFRS 16 (Note 3)	-	-	-	-		-		-		-		(2,114)	-	(2,114)
Restated balance at January 1, 2019	306	694,048	(507,235)	58,989		124,421		135,343		61,266		(291,472)	(1,762)	273,904
Net loss for the year	-	-	-	-		-		-		-		(9,501)	-	(9,501)
Exchange difference on transaction of financial statements of foreign operations	-	-	-	-		-		-		-		-	(118)	(118)
Total comprehensive loss for the year	-	-	-	-		-		-		-		(9,501)	(118)	(9,619)
Issuance of new shares for equity financing	67	6,199	-	-				-		-		-	-	6,266
Warrants exercised	19	1,697	-	-				-		-		-	-	1,716
Equity compensation - employee share-based compensation	5	-	-	-		621		-		-		-	-	626
Transfer to statutory reserves	-	-	-	-		-		-		-		-	-	-
Balance at December 31, 2019	397	701,944	(507,235)	58,989		125,042		135,343		61,266		(300,973)	(1,880)	272,893

Net loss for the year	-	-	-	-		-		-		-		(193,095)	-	(193,095)
Exchange difference on transaction of financial statements of foreign operations	-	-	-	-		-		-		-		-	371	371
Total comprehensive loss for the year	-	-	-	-		-		-		-		(193,095)	371	(192,724)
Issuance of new shares for equity financing	181	15,864	-	-		-		-		-		-	-	16,045
Equity compensation - employee share-based compensation	13	-	-	-		1,122		-		-		-	-	1,135
Transfer to statutory reserves	-	-	-	-		-		-		-		-	-	-
Balance at December 31, 2020	591	717,808	(507,235)	58,989		126,164		135,343		61,266		(494,068)	(1,509)	97,349

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
		2020	2019	2018
	Notes	RMB’000	RMB’000	RMB’000
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxation		(193,062)	(9,445)	(418,465)
Adjustments for
Amortization of land use rights	13	-		108
Operating lease charge	21	13,082	12,187	-
Depreciation of property, plant and equipment	11	12	12	11,500
Amortization of prepaid expenses		-	2,677	-
Write down of inventories ( reversal of inventory provision)	14	(2,301)	(56,766)	55,973
Bad debt provision of trade receivables		150,268	68,661	316,438
Loss from assets devaluation	11 - 13	-	-	85,021
Share based compensation	24	1,135	627	619
Interest expense on lease liability	21	2,746	315	-
Operating cash flows before working capital changes		(28,120)	18,268	51,194
Decrease in inventories		115,395	18,817	8,347
Increase in trade receivables		(74,714)	(21,570)	(23,309)
Decrease (Increase) in other receivables and prepayments		1,191	(40)	(2,521)
Decrease in trade payables		(15,826)	(1,753)	(36,755)
Decrease in unearned revenue		(619)	619	-
Increase (decrease) in taxes payable		2,922	(5,502)	635
Decrease in accrued liabilities, other payables, and amounts owed to related parties		(497)	(2,552)	(3,825)
Cash generated from (used in) operations		(268)	6,287	(6,234)
Interest paid		-	-	-
Income tax paid		(45)	-	-

Net cash generated from (used in) operating activities		(313)	6,287	(6,234)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of fixed assets		(46)	-	-
Decrease (increase) in restricted cash		2,785	(1,066)	(1,719)

Net cash generated from (used in) investing activities		2,739	(1,066)	(1,719)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment for lease liabilities		(14,841)	(13,902)	-
Insurance of share capital for equity financing	22	16,045	5,033	15,262
Warrants exercised	22	-	2,948	-
Advance from related parties		131	14	186

Net cash generated from (used in) financing activities		1,335	(5,907)	15,448

NET INCREASE (DECREASE) IN CASH & EQUIVALENTS		3,761	(686)	7,495
CASH & EQUIVALENTS, BEGINNING OF YEAR		8,212	9,016	2,328
EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		371	(118)	(807)

CASH & EQUIVALENTS, END OF YEAR		12,344	8,212	9,016

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Years Ended December 31, 2018, 2019 and 2020

1.	GENERAL INFORMATION

Antelope Enterprise Holdings Limited (“Antelope Enterprise” or the “Company”), formerly known as China Ceramics Co., Ltd (“CCCL”), is a British Virgin Islands company operating under the BVI Business Companies Act (2004) with its shares listed on the NASDAQ (“symbol: AEHL”). Its predecessor company, China Holdings Acquisition Corp. (“CHAC”), was incorporated in Delaware on June 22, 2007, and was organized as a blank check company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that has its principal operations in Asia. The Company has no operations and has no assets or liabilities of consequence outside its investments in its operating subsidiaries. The head office of the Company is located at Junbing Industrial Zone, Jinjiang City, Fujian Province, the People’s Republic of China (“PRC”).

On November 20, 2009, CHAC merged with and into Antelope Enterprise, its wholly owned British Virgin Islands subsidiary, with Antelope Enterprise surviving the merger (the “Redomestication”). On the same day, pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009 (the “acquisition agreement”), Antelope Enterprise acquired all of the outstanding securities of Success Winner Limited (“Success Winner”) held by Mr. Wong Kung Tok in exchange for US$10.00 and 5,743,320 shares of Antelope Enterprise (the “Success Winner Acquisition”). The total number of issued and outstanding shares of Antelope Enterprise immediately after the acquisition was 8,950,171.

Prior to the Success Winner Acquisition on November 20, 2009, neither CHAC nor Antelope Enterprise had an operating business.

Jinjiang Hengda Ceramics Co., Ltd. (“Hengda”), which became the operating entity of Antelope Enterprise in connection with the Success Winner Acquisition, was established on September 30, 1993 under the laws of PRC with 15% of its equity interest owned by Fujian Province Jinjiang City Anhai Junbing Hengda Construction Material Factory (“Anhai Hengda”) and 85% owned by Chi Wah Trading Import and Export Company (“Chi Wah”). Chi Wah is a sole proprietor under the laws of Hong Kong with its legal and equitable interest solely owned by Mr. Wong Kung Tok. Anhai Hengda was owned by Mr. Wong Kung Tok’s family, which was considered an act-in-concert party of Mr. Wong Kung Tok for accounting purposes.

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

On September 22, 2017, Success Winner incorporated a 100% owned subsidiary Vast Elite Limited (“Vast Elite”) in Hong Kong with an initial registered capital of HKD1. Vast Elite is a holding company and had no material operations during the year ended December 31, 2019.

On November 20, 2019, Vast Elite incorporated a 100% owned subsidiary Chengdu Future Talented Management and Consulting Co, Ltd (“Chengdu Future”) in China. Chengdu Future is engaged in the business management and consulting services.

On December 3, 2019, Success Winner incorporated a 100% owned subsidiary Antelope Enterprise (HK) Holdings Limited (“Antelope HK”) in Hong Kong. Antelope HK only serves the purpose as a holding company.

On May 5, 2020, Antelope HK incorporated a 100% owned subsidiary Antelope Holdings (Chengdu) Co., Ltd (“Antelope Chengdu”) in China. Antelope Chengdu is engaged in the business management and consulting services.

Antelope Enterprise Holdings Limited and its subsidiaries’ (the “Company”) corporate structure as of December 31, 2020 is as follows:

Name	Place and date of incorporation or establishment/ operations	Nominal value of issued ordinary share /registered capital		Percentage of equity attributable to the Company		Principal activities
				Direct	Indirect
Success Winner Limited	British Virgin Islands, May 29, 2009	US$	1	100	-	Investment holding

Stand Best Creation Limited	Hong Kong, January 17, 2008	HKD	10,000	-	100	Investment holding

Jinjiang Hengda Ceramics Co., Ltd.	PRC, September 30, 1993	RMB	288,880,000	-	100	Manufacture and sale of ceramic tiles

Jiangxi Hengdali Ceramic Materials Co., Ltd.	PRC, May 4, 2008	RMB	55,880,000	-	100	Manufacture and sale of ceramic tiles

Vast Elite Limited	Hong Kong, September 22, 2017	HKD	1	-	100	Trading of building material

Chengdu Future Talented Management and Consulting Co, Ltd (note 2)	PRC, November 20, 2019	RMB	30,000,000	-	100	Business management and consulting services

Antelope Enterprise (HK) Holdings Limited	Hong Kong, December 3, 2019	HKD	10,000	-	100	Investment holding
Antelope Holdings (Chengdu) Co., Ltd (note 3)	PRC, May 9, 2020	USD	10,000,000	-	100	Business management and consulting services

Note:

1. The registered capital of Hengda, Hengdali, Vast Elite and Antelope HK had been fully paid up.

2. Chengdu Future is allowed to pay the registered capital in full before November 12, 2049.

3. Antelope Chengdu is allowed to pay the registered capital in full before April 13, 2060.

On September 3, 2020, the Company effected a reverse stock split, every three issued and outstanding ordinary shares as of the effective date will automatically be combined into one issued and outstanding share. Consequently, the reverse stock split will reduce the number of outstanding ordinary shares of the Company from approximately 9.2 million shares to approximately 3.1 million shares, and the par value per share will increase from $0.008 to $0.024. All outstanding stock options, warrants and other rights to purchase the Company’s ordinary shares will be adjusted proportionately as a result of the reverse stock split. The consolidated financial statements as of December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019 and 2018 were retroactively restated to reflect this reverse stock split.

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

The COVID-19 pandemic has created and may continue to create significant uncertainty in macroeconomic conditions, which may cause further business slowdowns or shutdowns, depress demand for the Company’s business, and adversely impact its results of operations. During the year ended December 31, 2020, the Company faced increasing uncertainties around its estimates of revenue collectability, accounts receivable credit losses, impairment of inventory and long-lived assets. The Company expects uncertainties around its key accounting estimates to continue to evolve depending on the duration and degree of impact associated with the COVID-19 pandemic. Its estimates may change as new events occur and additional information emerges, and such changes are recognized or disclosed in its consolidated financial statements. Judgments made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 4.

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

The consolidated financial statements were approved and authorized for issue by the Board of Directors on April 28, 2021.

2.2	Basis of consolidation

The Success Winner Acquisition on November 22, 2009 has been accounted for as a reverse recapitalization. The acquisition agreement resulted in the former owner of Success Winner obtaining effective operating and financial control of the combined entity. Prior to the acquisition, Antelope Enterprise had no operating business. Accordingly, the acquisition does not constitute a business combination for accounting purposes and is accounted for as a capital transaction. That is, the transaction is in substance a reverse recapitalization, equivalent to the issuance of equity interests by Success Winner for the net monetary assets of Antelope Enterprise accompanied by a recapitalization. The consolidated financial statements are a continuation of the financial statements of Success Winner. The assets and liabilities of Antelope Enterprise are recognized at their carrying amounts at the date of acquisition with a corresponding credit to the consolidated equity and no goodwill or other intangible assets are recognized. The equity of the combined entity recognized at the date of acquisition represents the equity balances of Success Winner together with the deemed proceeds from the reverse recapitalization determined as described above. However, the equity structure presented in the consolidated financial statements (number and values of equity instruments issued) reflects the equity structure of the legal parent, Antelope Enterprise. Costs directly attributable to the transaction have been debited to equity to the extent of net monetary assets received.

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

The Company’s financial statements consolidate those of the Company and all of its subsidiaries as of December 31, 2020. Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Company has power, only substantive rights (held by the Company and other parties) are considered. All subsidiaries have a reporting date of December 31.

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

The financial statements are presented in RMB (to the nearest thousand), being the currency that best reflects the economic substance of the underlying events and circumstances relevant to the Company. The Company’s operations are conducted through the subsidiaries in the People’s Republic of China (“PRC”). The functional currency of these subsidiaries in China is Renminbi (“RMB”). The functional currency of Antelope Enterprise and Antelope HK is the United State dollars (US$). The functional currency of Vast Elite is Hong Kong dollar.

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

The translation of certain RMB amounts as of and for the year ended December 31, 2020 into US$ is included in these financial statements solely for the convenience of readers and was made at the rate of RMB 6.53 to US$1.00, which was based on the noon buying rate on December 31, 2020 in the City of New York cable transfers of RMB as certified for customers purposes by the Federal Reserve Bank of New York. Such translation should be construed as representation that RMB amounts could be converted, realized or settled into US$ at the rate stated above or at any other rate.

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

To the extent the allocation of the lease payments can be made reliably, interest in leasehold land that is accounted for as an operating lease is presented as “land use rights” in the consolidated statements of financial position and is amortized over the lease term on a straight-line basis.

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
F-11

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

The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in profit or loss. Interest income continues to be accrued on the reduced carrying amount using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Company.

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

All the leases of the Company are operating leases for the years ended December 31, 2020, 2019 and 2018.

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
F-22

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

Business segment

The Company operates principally in the manufacturing and sale of medium to high-end ceramic tiles. The Chief Executive Officer and executive directors regularly review the Company’s business as one business segment. The Company started business management and consulting business in 2020, but this segment of business was insignificant in 2020.

Geographical segment

The business of the Company is engaged entirely in the PRC. The Chief Executive Officer and executive directors regularly review the Company’s business as one geographical segment.

2.22	Related parties

(a)	A person, or a close member of that person’s family, is related to the Company if that person:

(i)	has control or joint control over the Company;

(ii)	has significant influence over the Company; or

(iii)	is a member of the key management personnel of the Company.

(b)	An entity is related to the Company if any of the following conditions applies:

(iv)	The entity and the Company are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(v)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(vi)	Both entities are joint ventures of the same third party.

(vii)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(viii)	The entity is a post-employment benefit plan for the benefit of employees of either the Company or an entity related to the Company.

(ix)	The entity is controlled or jointly controlled by a person identified in (a).

(x)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

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

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as “operating leases” under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 5.75% (Note 21).

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

The IASB has issued a number of new IFRSs and amendments to IFRSs that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s financial statements:

(i)	Amendments to IFRS3, Definition of a Business

(ii)	Amendments to the Conceptual Framework for Financial Reporting, Amendments to references to the Conceptual Framework in IFRS Standards

(iii)	Amendments to IAS1 and IAS8, Definition of Material

(iv)	Amendments to IFRS7, IAS39 and IFRS9, Interest Rate Benchmark Reform (Phase 1)

The application of the above new and amendments to IFRSs in the current year has had no material effect on the Group’s financial performance and positions for the current and prior years and/or on the disclosures set out in these consolidated financial statements.

3.2	Accounting standards issued but not yet effective

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2020 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group:

IFRS 17	Insurance Contracts (3)

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (4)

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	Interest Rate Benchmark Reform – Phase 2 (1)

Amendments to IFRS 3	Reference to the Conceptual Framework (2)

Amendments to IAS 16	Property, Plant and Equipment—Proceeds before Intended Use (2)

Amendments to IAS 37	Onerous Contracts—Cost of Fulfilling a Contract (2)

Amendments to IAS 1	Classification of Liabilities as Current or Non-current (3)

Amendments to IFRS 4	Extension of the Temporary Exemption from Applying IFRS 9 (3)

Annual Improvements to IFRS Standards 2018-2020 Cycle	Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IFRS 16 Leases, and IAS 41 Agriculture (2)

1.	Effective for annual periods beginning on or after January 1, 2021
2.	Effective for annual periods beginning on or after January 1, 2022
3.	Effective for annual periods beginning on or after January 1, 2023
4.	The effective date of the amendments has yet to be set by the IASB; however, earlier application of the amendments is permitted

The management of the Company anticipate that the application of all the new and amendments to IFRSs will have no material impact on the consolidated financial statements in the foreseeable future.

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

Impairment loss recognized in respect of property, plant and equipment

As of December 31, 2020, the net carrying amount of property, plant and equipment was approximately RMB 68,000 (2019: RMB 35,000). No impairment loss was recognized against the original carrying amount of property, plant and equipment for the year ended December 31, 2020. The impairment loss recognized for the years ended December 31, 2019 and 2018 was nil and RMB 75,907,000, respectively. Determining whether property, plant and equipment are impaired requires an estimation of the recoverable amount of the property, plant and equipment. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of investment property

As of December 31, 2020, the net carrying amount of investment property was nil (2019: nil). No impairment loss was recognized against the original carrying amount of investment property for the year ended December 31, 2020. The impairment loss recognized for the years ended December 31, 2019 and 2018 was approximately nil and RMB 4,858,000, respectively. Determining whether investment property are impaired requires an estimation of the recoverable amount of the investment property. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of land use rights

As of December 31, 2020, the net carrying amount of land use rights was nil (2019: nil). No impairment loss was recognized against the original carrying amount of land use rights for the year ended December 31, 2020. The carrying amounts of land used rights were reclassified to right-of-use assets to conform to IFRS 16 during the year ended December 31, 2020. The impairment loss recognized for the years ended December 31, 2019 and 2018 was nil and RMB 4,256,000, respectively. Determining whether land use rights are impaired requires an estimation of the recoverable amount of the land use rights. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Company to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. No impairment was made on goodwill for the year ended December 31, 2020. The impairment made on goodwill for the years ended December 31, 2019 and 2018 was nil.

Income tax

The Company has exposure to income taxes in the PRC. Significant judgment is required in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The carrying amounts of the Company’s income tax payable as of December 31, 2020 and 2019 were nil.

Provision for deferred tax

Determining income tax provisions involves judgement on the future tax treatment of certain transactions. The management evaluates tax implications of transactions and tax provisions are set up accordingly. The tax treatment of such transactions is reconsidered periodically to take into account all changes in tax legislation. Deferred tax assets are recognized for tax losses not yet used and temporary deductible differences. As those deferred tax assets can only be recognized to the extent that it is probable that future taxable profit will be available against which the unused tax credits can be utilized, management’s judgement is required to assess the probability of future taxable profits. Management’s assessment is constantly reviewed and additional deferred tax assets are recognized if it becomes probable that future taxable profits will allow the deferred tax asset to be recovered.

Impairment of trade receivables

The Company’s management assesses the collectability of trade receivables. This estimate is based on the credit history of the Company’s customers and the current market conditions. Management assesses the collectability of trade receivables at the balance sheet dates and makes the provision, if any. The identification of doubtful debts requires the use of judgment and estimates. Judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness, past collection history of each customer and on-going dealings with them. Where the expectation is different from the original estimate, such difference will impact the carrying value of trade and other receivables and doubtful debts expenses in the period in which such estimate has been changed. The net carrying amounts of the Company’s trade receivables as of December 31, 2020 and 2019 were RMB 101,470,000 and RMB 177,023,000, respectively.

Net realizable value of inventories

Net realizable value of inventories is the management’s estimation of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of a similar nature. It could change significantly as a result of various market factors. The net carrying amounts of the Company’s inventories as of December 31, 2020 and 2019 were RMB 52,201,000 and RMB 165,296,000, respectively.

Share-based payment transaction

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 24.

5.	REVENUE AND OTHER INCOME

Revenue comprises the fair value of the consideration received or receivable for the sale of goods. An analysis of the Company’s revenue and other income is as follows:

	For the years ended December 31,
	2020	2019	2018
	RMB’000	RMB’000	RMB’000
Revenue
Sale of goods	182,989	327,581	498,189
Other income
Interest income	49	73	36
Foreign exchange gain	124	74	450
Consulting income	7,249	109	-
Rent deposit refund	-	88	-
Other income	223	96	-
Gain on disposal of fixed assets	-	-	-
Rental income	14,286	14,196	14,151
	21,931	14,636	14,637

6.	FINANCE COSTS

Finance costs comprise interest expense on the Company’s bank borrowings:

	For the years ended December 31,
	2020	2019	2018
	RMB’000	RMB’000	RMB’000
Interest on lease liability	2,748	315	-
Interest on bank borrowings	-	-	-

7.	LOSS BEFORE TAXATION

The Company’s loss before taxation is arrived at after charging:

	For the years ended December 31,
	2020	2019	2018
	RMB’000	RMB’000	RMB’000
Cost of inventories recognized as expense(1)	208,991	246,255	499,355
Depreciation expenses	12	12	11,500
Amortization of land use rights	-	-	108
Right-of-use asset depreciation charge	13,082	12,187	-
Auditors’ remuneration
– Audit fees	1,951	1,689	1,628
– Audit-related fees	-	-	-
	1,951	1,689	1,628
Directors’ remuneration
– salaries and related cost	1,457	1,747	1,418
– retirement scheme contribution	16	16	16
– share-based payments	-	-	-
Key management personnel (other than directors)
– salaries and related cost	693	671	753
– retirement scheme contribution	25	20	24
– share-based payments	1,135	622	619
Research and development personnel
– salaries and related cost	240	313	789
– retirement scheme contribution	44	45	78
Other personnel
– salaries and related cost	13,351	26,001	33,023
– retirement scheme contribution	2,466	3,867	5,526
Total employee benefit expenses	19,427	33,302	42,246

(1)     Cost of inventories recognized as expense included staff costs of RMB 7,554,000, RMB 19,867,000 and RMB 27,087,000, retirement scheme contribution of RMB 1,590,660, RMB 2,734,411 and RMB 4,135,000, depreciation and amortization expense of RMB nil, RMB nil and RMB 8,457,000, right-of-use asset depreciation/operating lease charges of RMB 13,082,071, RMB 12,503,000 and RMB 13,902,000, and (reversal of ) / (reversal) write-down of inventories of RMB (2,301,000), RMB (56,766,000) and RMB 55,973,000 for the years ended December 31, 2020, 2019, and 2018, which amounts are also included in the respective total amounts disclosed separately for each of these types of expenses.

8.	INCOME TAX EXPENSE/(CREDIT)

	For the years ended December 31,
	2020	2019	2018
	RMB’000	RMB’000	RMB’000
Current Tax:
PRC Income Tax	33	29	-
Reversal of income tax refundable	-	27	-
	-	-	-
Deferred tax expense	-	-	209
	33	56	209

Reconciliation between income tax expense (credit) and (loss) profit before taxation at applicable tax rates is as follows:

	For the years ended December 31,
	2020 RMB’000	2019 RMB’000	2018 RMB’000
Loss before taxation	(193,062)	(9,445)	(418,465)
Tax calculated at a tax rate of 25%	(48,266)	(2,361)	(104,616)
Tax effect on non-deductible expenses	-	-	-
Tax effect on different tax rates of group entities operating in other jurisdictions	1,607	842	588
Impairment losses on property, plant and equipment, and investment property that are not tax deductible	-	-	20,191
Impairment losses on land use right that are not tax deductible	-	-	1,064
Inventory provision (reversal) that are not tax deductible (taxable)	(575)	(14,192)	13,993
Bad debts expense that are not tax deductible	37,567	17,165	79,057
Depreciation and amortization adjustments that are not tax deductible	(14,757)	(18,050)	(15,890)
Other	-	29	-
Lease charge under IFRS 16	282	-	-
Net operating losses not recognized to deferred tax assets	24,175	16,623	5,822
Tax per financial statements	33	56	209
F-29

British Virgin Islands Profits Tax

The Company has not been subject to any taxation in this jurisdiction for the years ended December 31, 2020, 2019 and 2018.

Hong Kong Profits Tax

The subsidiary in Hong Kong is subject to tax charged on Hong Kong sourced income with a statutory tax rate of 8.25% for the years ended December 31, 2020, 2019 and 2018. No Hong Kong profits tax has been provided as the Company has no assessable profit arising in Hong Kong for the years ended December 31, 2020, 2019 and 2018.

PRC Income Tax

The subsidiaries in the PRC are subject to the enterprise income tax in accordance with “PRC Enterprise Income Tax Law” (“EIT Law”), and the applicable income tax rate for the years ended December 31, 2020, 2019 and 2018 is 25%.

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

Deferred tax (assets)/liabilities recognized in the consolidated statements of financial position and the movements during the years are as follows:

	Dividend withholding	Inventory	Impairment	Bad debt	Net operating	Depreciation and
	tax	provision	loss	allowance	loss	amortization	Total
Deferred tax arising from:	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2018	-	-	-	-	-	(209)	(209)
Charges/(credits) for the year	-	-	-	-	-	209	209
As of December 31, 2018	-	-	-	-	-	-	-
Charges/(credits) for the year
As of December 31, 2019	-	-	-	-	-	-	-
Charges/(credits) for the year	-	-	-	-	-	-	-
As of December 31, 2020	-	-	-	-	-	-	-
F-30

Hengda and Hengdali, the Company’s PRC subsidiaries, have cumulative undistributed earnings of RMB 241,065,000, RMB 267,193,000 and RMB 329,503,000, as of December 31, 2020, 2019 and 2018, which are included in consolidated retained earnings. Deferred tax liabilities of RMB nil has been recognized to the extent of distributable profits earned by Hengda as of December 31, 2020, 2019 and 2018. No provision has been made for deferred taxes related to future repatriation of the remaining earnings, as the Company controls the dividend policy of these PRC subsidiaries and it has been determined that it is probable that these profits will not be distributed in the foreseeable future. If the Company were to distribute these cumulated earnings in the foreseeable future, the deferred tax liabilities of RMB 8,704,000, RMB 13,360,000 and RMB 16,475,000 would be recognized as of December 31, 2020, 2019 and 2018.

For the purpose of presentation in the consolidated statements of financial position, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances in the consolidated statements of financial position for financial presentation purposes:

As of December 31,
	2020 RMB’000	2019 RMB’000
Deferred tax assets	-	-
Deferred tax liabilities	-	-
	-	-

9.	LOSS PER SHARE

	For the years ended December 31,
	2020	2019	2018
Loss attributable to holders of ordinary shares (RMB’000):	(193,095)	(9,501)	(418,674)

Weighted average number of ordinary shares outstanding used in computing basic (loss)/earnings per share	2,940,265	2,025,222	1,497,679
Weighted average number of ordinary shares outstanding used in computing basic and diluted (loss)/earnings per share	2,940,265	2,025,222	1,497,679

Loss per share - basic (RMB)	(65.67)	(4.68)*	(279.54)*
Loss per share – diluted (RMB)	(65.67)	(4.68)	(279.54)

•	Reflect 3 : 1 reverse stock split

Warrants to purchase common stock are not included in the diluted loss per share calculations when their effect is antidilutive. For the year ended December 31, 2020, about 960,894 of potential shares of common stock related to outstanding warrants and stock options were excluded from the calculation of diluted net loss per share as such shares are antidilutive when there is a loss. There were 556,479 and 242,857 post-reverse split shares for the years ended December 31, 2019 and 2018.

10.	GOODWILL

	As of December 31,
	2020	2019
	RMB’000	RMB’000
Carrying amount	3,735	3,735
Accumulated impairment losses	(3,735)	(3,735)
	-	-
F-31

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

11.	PROPERTY, PLANT AND EQUIPMENT

	Buildings RMB’000	Plant and machinery RMB’000	Motor vehicles RMB’000	Office equipment RMB’000	Total RMB’000
Cost
At January 1, 2019	349,630	746,042	4,225	1,886	1,101,783
Additions	-	-	-	-	-
Disposals	-	-	-	-	-
At December 31,2019	349,630	746,042	4,225	1,886	1,101,783
Additions	-	-	-	46	-
Disposals	-	-	-	-	-
At December 31, 2020	349,630	746,042	4,225	1,932	1,101,783

Accumulated depreciation
At January 1, 2019	49,297	349,382	3,748	1,536	403,963
Depreciation charge	-	-	-	11	11
At December 31, 2019	49,297	349,382	3,748	1,547	403,974
Depreciation charge	-	-	-	12	12
At December 31, 2020	49,297	349,382	3,748	1,559	403,986

Impairment
At January1, 2019	300,333	396,660	477	304	697,774
Impairment losses recognized in profit or loss	-	-	-	-	-
At December 31, 2019	300,333	396,660	477	304	697,774
Impairment losses recognized in profit or loss	-	-	-	-	-
At December 31, 2020	300,333	396,660	477	304	697,774

Carrying amount
At December 31, 2019	-	-	-	35	35
At December 31, 2020	-	-	-	68	68

All property, plant and equipment held by the Company are located in the PRC. The Company’s buildings are situated on land under medium-term land use rights.

For the buildings owned collectively by the Company and other three unrelated companies, the cost of buildings are stated according to the amounts paid by the Company for its part of buildings, which represent the Company’s interests in the buildings. Buildings are depreciated over their expected useful lives of 40 years. These buildings’ cost was RMB 2,913,000, and accumulated depreciation of RMB 1,226,000 and RMB 1,226,000 as of December 31, 2020 and 2019, respectively, and an impairment allocation of RMB 1,687,000 and RMB 1,687,000 as of December 31, 2020 and 2019, respectively. No property, plant and equipment was pledged to secure the Company interest-bearing bank borrowings at December 31, 2020 and 2019.

F-32

At the end of the reporting period, the Company assessed the recoverable amount of property, plant and equipment, and determined that carrying amount was RMB nil (2019: RMB nil).

Loss (gain) on disposal of property, plant and equipment in 2020, 2019 and 2018 was nil, nil, and nil.

12.	INVESTMENT PROPERTY

	2020 RMB’000	2019 RMB’000
Cost
At December 31, 2020 and 2019	37,253	37,253

Accumulated depreciation
As of beginning of the year	(1,886)	(1,886)
Depreciation for the year	-	-
As of end of the year	(1,886)	(1,886)

Impairment for the year
As of beginning of the year	(35,367)	(35,367)
Impairment losses recognized in profit or loss transferred from property, plant and equipment	-	-
As of end of the year	(35,367)	(35,367)

Carrying amount
At December 31, 2020 and 2019	-	-

The fair value of this investment property, which is the estimation of the depreciated replacement cost, as of December 31, 2020 was RMB 31,800,000. However, due to the absence of the real estate ownership certificate, the Company assessed the recoverable amount of investment property, and determined that carrying amount was RMB nil at December 31, 2020 and 2019.

13.	LAND USE RIGHTS

The Company’s land use rights are under medium-term leases in the PRC, and are analyzed for reporting purposes as follows:

	2020 RMB’000	2019 RMB’000
Cost
At the beginning of the year	32,619	32,619
Impact on initial application of HKFRS 16 (Note 2.6)	(32,619)	(32,619)
At end of the year	-	-

Accumulated amortization
At beginning of the year	(4,649)	(4,649)
Amortization	-	-
Impact on initial application of HKFRS 16 (Note 2.6)	4,649	4,649
At end of the year	-	(4,649)

Impairment
At beginning of the year	(27,970)	(27,970)
Impairment for the year	-	-
Impact on initial application of HKFRS 16 (Note 2.6)	27,970	27,970

At end of the year	-	-

Carrying amount
At December 31, 2020 and 2019	-	-
F-33

No land use rights of the Company were pledged to the banks as securities for the Company’s interest-bearing bank borrowings at December 31, 2020 and 2019. At the end of the reporting period, the Company assessed the recoverable amount of land use right, and determined that carrying amount was RMB nil (2019: nil). The carrying amounts of land used rights were reclassified to right-of-use assets to conform to IFRS 16.

14.	INVENTORIES

	As of December 31,
	2020 RMB’000	2019 RMB’000
Raw materials	6,281	14,776
Work in progress	1,040	1,103
Finished goods	44,880	149,417
	52,201	165,296

The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	For the years ended December 31,
	2020 RMB’000	2019 RMB’000	2018 RMB’000
Carrying amount of inventories sold	211,292	303,021	443,382
Write down (reversal) of inventories (included in cost of sales)	(2,301)	(56,766)	55,973
	208,991	246,255	499,355

15.	TRADE RECEIVABLES

	As of December 31,
	2020 RMB’000	2019 RMB’000
Trade receivables	747,247	672,533
Less: provision for bad debt allowance	(645,777)	(495,510)
	101,470	177,023
F-34

The Company’s trade receivables are denominated in Renminbi and non-interest bearing. As of December 31, 2020 and 2019, the Company accrued RMB 645,777,000 and RMB 495,510,000, respectively, as a provision for bad debt related to the amount of outstanding trade receivables that did not conform with the Company’s credit policy.

All of the trade receivables are expected to be recovered within one year. An aging analysis of the Company’s trade receivables, based on the invoice date, is as follows:

	As of December 31,
	2020 RMB’000	2019 RMB’000
Within 90 days	34,309	35,846
Between 3 and 6 months	52,477	72,241
More than 6 months	14,684	68,936
	101,470	177,023

An aging analysis of trade receivables that were neither past due nor impaired or past due but not impaired, is as follows:

		Past due but not impaired
	Neither past due nor impaired RMB’000	Less than 30 days RMB’000	31 to 120 days RMB’000	Over 120 days RMB’000	Sub-total RMB’000	Total RMB’000
December 31, 2019	141,177	35,846	-	-	-	177,023
December 31, 2020	67,161	34,309	-	-	-	101,470

Receivables that were neither past due nor impaired relate to a large number of customers for whom there was no recent history of default. All amounts are short-term. The Company does not hold any collateral over these receivables.

The net carrying value of trade receivables is considered a reasonable approximation of fair value. As of December 31, 2020, the Company is exposed to certain credit risks as 15% and 45% of the total trade receivables were due from the Company’s largest and the five largest customers, respectively. As of December 31, 2019, the Company is exposed to certain credit risks as 13% and 42% of the total trade receivables were due from the Company’s largest and the five largest customers, respectively.

16.	OTHER RECEIVABLES AND PREPAYMENTS

	As of December 31,
	2020 RMB’000	2019 RMB’000
Prepaid expense	640	2,036
Security deposit	121	-
Other receivable	84	-
	845	2,036
F-35

All of the other receivables and prepayments are expected to be recovered or recognized as expense within one year. The net carrying value of these balances is considered a reasonable approximation of fair value.

17.	CASH AND BANK BALANCES

	As of December 31,
	2020 RMB’000	2019 RMB’000
Cash on hand	8	18
Cash at banks	12,336	8,194
Cash and bank balances	12,344	8,212

Cash and bank balances are denominated in the following currencies:

	As of December 31,
	2020 RMB’000	2019 RMB’000
Renminbi	1,067	784
Hong Kong dollars	77	6
US dollars	11,200	7,422
	12,344	8,212

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

As of December 31, 2020, the Company has restricted cash of RMB nil (2019: 2,785,000), of which nil (2019: nil) was used as collateral for the Company’s bank borrowings, and nil was used as collateral for the Company’s financial derivatives (2019: nil). They were temporarily not available for general use by the Company.

18.	TRADE PAYABLES

	As of December 31,
	2020 RMB’000	2019 RMB’000
Trade payables	6,750	22,577

Trade payables are denominated in Renminbi, non-interest bearing and generally settled within 120-day terms. All of the trade payables are expected to be settled within one year. The carrying value of trade payables is considered to be a reasonable approximation of fair value.

F-36

19.	ACCRUED LIABILITIES AND OTHER PAYABLES

	As of December 31,
	2020 RMB’000	2019 RMB’000
Deposits received from distributors	16,200	16,200
Accrued salary	871	1,208
Accrued rent, electricity and water	1,352	1,563
Accrued other taxes	1,042	1,027
Others	3,381	3,344
	22,846	23,342

Accrued liabilities and other payables are denominated in the following currencies:

	As of December 31,
	2020 ‘000	2019 ‘000
In Renminbi	22,846	23,342
In US dollars	-	-

Deposits received represent deposits from the Company’s distributors. The Company usually requests a deposit from RMB 400,000 to RMB 1,000,000 from new distributors upon signing a distributorship agreement as security for the performance of their obligations under the distributorship agreement.

Accrued liabilities consist mainly of accrued rental, wages and utility expenses.

The carrying value of accrued liabilities and other payables is considered to be a reasonable approximation of fair value.

20.	TAXES PAYABLE

	As of December 31,
	2020 RMB’000	2019 RMB’000
VAT	1,188	92
Income tax	18	29
Property tax	718	719
Other	10	2
	1,934	842

21.	RIGHT-OF-USE ASSETS AND LEASES LIABILITIES

(a)	Amounts recognized in the consolidated statement of financial position

The carrying amounts of right-of-use assets for lease are as below:

Net book amount at January 1, 2019	RMB 17,266

Net book amount at December 31, 2019	RMB 5,078

Net book amount at January 1, 2020	RMB 5,078

Net book amount at December 31, 2020	RMB 58,458
F-37

The lease liabilities are as below:

	As of December 31,
	2020 RMB’000	2019 RMB’000
Lease liabilities - current	13,431	5,793
Lease liabilities – noncurrent	46,728	-
	60,159	5,793

Contractual undiscounted cash flows for the leases:

As of December 31, 2020
Within one year RMB’000	One to five years RMB’000	Total contractual undiscounted cash flow RMB’000
15,478	49,469	64,947

(b) Amounts recognized in the consolidated income statement

The consolidated income statement shows the following amounts relating to leases:

Year ended December 31, 2020
Depreciation charge of right-of-use assets	13,082
Interest expense	2,746

Year ended December 31, 2019
Depreciation charge of right-of-use assets	12,187
Interest expense	315

The total cash outflow in financing activities for leases during the year ended December 31, 2020 and 2019 was RMB 14,841,000 and RMB 13,902,000.

22.	SHARE CAPITAL

	As of December 31,
	2020		2019
	Number of shares	US$ ‘000	Number of shares	US$ ‘000
Authorized:
Ordinary shares of US$0.008 each
At January 1 and December 31	50,000,000	1,200	50,000,000	1,200
F-38

	As of December 31,
	2020			2019
	Number of shares	RMB ‘000		Number of shares		RMB ‘000
Issued:	3,674,370	591		2,435,662	*	397
Outstanding and fully paid:
Ordinary shares of US$0.008 each
At January 1	2,435,662	397		5,678,703		306
Issuance of new shares for equity financing	1,156,251	181		1,200,000		67
Warrants exercised into shares	-	-		333,420		19
Equity compensation	82,457	13		94,862		5
At December 31	3,674,370	591	(2)	2,435,662	*	397	(1)

(1) Equivalent to US$58,000

(2) Equivalent to US$91,000

* reflect 3:1 reverse stock split

On September 3, 2020, the Company effected a reverse stock split, every three issued and outstanding ordinary shares as of the effective date will automatically be combined into one issued and outstanding share. Consequently, the reverse stock split will reduce the number of outstanding ordinary shares of the Company from approximately 9.2 million shares to approximately 3.1 million shares, and the par value per share will increase from $0.008 to $0.024. All outstanding stock options, warrants and other rights to purchase the Company’s ordinary shares will be adjusted proportionately as a result of the reverse stock split.

On April 19, 2018, the Company entered into a securities purchase agreement with certain individual investors relating to a registered direct offering, issuance and sale of an aggregate of 770,299 pre-reverse split of its shares, at a purchase price of US$1.56 per share (pre-reverse split). The net proceeds to the Company from the Offering were RMB 7,952,000 (US$1.2 million). The Offering closed on April 23, 2018. Proceeds from the Offering is used for working capital and general corporate purposes. There were no discounts or brokerage fees associated with this Offering.

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

In connection with the Offering, the Company issued 1,000,000 pre-reverse split common shares at the price of $1.27 per share, with each common share coupled with a warrant (500,000 pre-reverse split warrants in the aggregate) to purchase one common share. The common shares and the warrants were sold as units, but are immediately separable and will be issued separately. The warrants have an exercise price of $1.27 per share (pre-reverse split). The warrants will be exercisable on or after the date of issuance and will terminate on the five-year anniversary of the date of issuance. In January and February 2019, the investors exercised 333,420 pre-reverse split shares of warrants.

In connection with the Offering, the Company executed a Placement Agency Agreement, to pay the Placement Agent a cash placement fee equal to 8% of the gross proceeds of the Offering, plus road show, diligence, legal and other expenses of the Placement Agent of $45,000. The Placement Agent also receive five-year warrants to purchase up to 50,000 pre-reverse split common shares, which such Compensation Warrants will have substantially the same terms as the warrants sold in the Offering, except that such Compensation Warrants will have an exercise price of $1.5875 per share (pre-reverse split) or 125% of the public offering price and will terminate on the five year anniversary of the effective date of this offering.

F-39

The total fair value of the warrants granted to investors and placement agent is RMB 4,955,000. The fair values of warrants granted were determined using a variation of the Black-Scholes Option Pricing Model that takes into account factors specific to the share incentive plans, such as the vesting period. The following principal assumptions were used in the valuation:

Grant date	December 4, 2018
Share price at date of grant (pre-reverse split)	US$	1.18
Exercise price at date of grant (investors and placement agent, respectively) (pre-reverse split)	US$	1.27 & 1.5875
Volatility		168%
Warrant life		5 years
Dividend yield		0%
Risk-free interest rate		2.63%
Fair value at grant date	US$	1.45

On December 16, 2019, the Company entered into a Securities Purchase Agreement with certain institutional investors for the sale by the Company of 1,200,000 pre-reverse split common shares, at a purchase price of $0.75 per share (pre-reverse split). Concurrently with the sale of the Common Shares, the Company also sold warrants to purchase 1,200,000 pre-reverse split common shares. The Company sold the Common Shares and Warrants for aggregate gross proceeds of $900,000 (the “Offering”). Subject to certain beneficial ownership limitations, the five-year Warrants will be initially exercisable on the six-month anniversary of the issuance date at an exercise price equal to $0.82 per share (pre-reverse split), subject to adjustments as provided under the terms of the Warrants, and will terminate on the five-year anniversary of the initial exercise date of the Warrants. The closing of the sales of these securities under the Purchase Agreement took place on December 18, 2019. The Company received net proceeds from the transactions of approximately $748,000, after deducting certain fees due to the placement agent and the Company’s estimated transaction expenses. The net proceeds received by the Company from the transactions will be used for working capital and general corporate purposes.

Pursuant to the terms and provisions of the engagement letter between the Company and the Placement Agent, the Company agreed to pay the Placement Agent a cash placement fee equal to 8% of the gross proceeds of the Offering, or $72,000, plus other expenses of the Placement Agent not to exceed $45,000. The Placement Agent also received five-year warrants to purchase up to a number of common shares equal to 5% of the aggregate number of shares sold in the Offering, including the warrant shares issuable upon exercise of the Warrants, which such Compensation Warrants have substantially the same terms as the Warrants sold in the Offering, except that such Compensation Warrants have an exercise price of $0.9375 per share (pre-reverse split) and will terminate on the five year anniversary of the effective date of this offering.

The total fair value of the warrants granted to investors and placement agent is RMB 5,250,000. The fair values of warrants granted were determined using a variation of the Black-Scholes Option Pricing Model that takes into account factors specific to the share incentive plans, such as the vesting period. The following principal assumptions were used in the valuation:

Grant date	December 18, 2019
Share price at date of grant (pre-reverse split)	US$	0.68
Exercise price at date of grant (investors and placement agent, respectively) (pre-reverse split)	US$	0.82 & 0.9375
Volatility		141%
Warrant life		5 years
Dividend yield		0%
Risk-free interest rate		1.74%
Average fair value at grant date	US$	0.598
F-40

On January 8, 2020, the Company executed a subscription agreement in connection with a $500,000 private placement of its 666,666 pre-reverse stock split ordinary shares with three accredited investors at the price of $0.75 per share (pre-reverse stock split). The Company agreed to register the shares sold in the Offering for resale no later than 270 days after the closing of the Offering. There were no discounts or brokerage fees associated with this Offering. The net proceeds of the Offering will be used for working capital and general corporate purposes.

On May 22, 2020, the Company entered into a Securities Purchase Agreement with certain institutional investors for the sale by the Company of 1,102,950 common shares (pre-reverse stock split), at a purchase price of $0.68 per share (pre-reverse stock split). Concurrently with the sale of the Common Shares, pursuant to the Purchase Agreement the Company also sold Warrants to purchase 1,102,950 Common Shares (pre-reverse stock split). The Company sold the Common Shares and Warrants for aggregate gross proceeds of $750,006. Subject to certain beneficial ownership limitations, the five-year Warrants will be initially exercisable on the six-month anniversary of the issuance date at an exercise price equal to $0.79 per share (pre-reverse stock split), and will terminate on the five-year anniversary of the initial exercise date of the Warrants. The closing of the sales of these securities under the Purchase Agreement will take place on May 27, 2020. The net proceeds from the transactions will be approximately $595,000, after deducting certain fees due to the placement agent and the Company’s estimated transaction expenses, and will be used for working capital and general corporate purposes.

The Placement Agent also received five-year Warrants to purchase up to a number of common shares equal to 5% of the aggregate number of shares sold in the offering, including the warrant shares issuable upon exercise of the Warrants, which such Compensation Warrants having substantially the same terms as the Warrants sold in the Offering, except that such Compensation Warrants have an exercise price of $0.85 per share (pre-reverse stock split) and will terminate on the five year anniversary of the effective date of this offering.

The total fair value of the Warrants granted to investors and the Placement Agent is RMB 3,552,000. The fair value of the Warrants granted were determined using a variation of the Black-Scholes Option Pricing Model that takes into account factors specific to the share incentive plans, such as the vesting period. The following principal assumptions were used in the valuation:

Grant date (investors and placement agent, respectively)	May 27 and May 25, 2020
Share price at date of grant (investors and placement agent, respectively) (pre-reverse stock split)	US$	0.59 & 0.64
Exercise price at date of grant (investors and placement agent, respectively) (pre-reverse stock split)	US$	0.79 & 0.85
Volatility		100%
Warrant life		5 years
Dividend yield		0%
Risk-free interest rate		0.34%
Average fair value at grant date	US$	0.416
F-41

Following is a summary of the warrant activity (post-reverse stock split) for the years ended December 31, 2020 and 2019:

	Number of Warrants	Average Exercise Price	Weighted Average Remaining Contractual Term in Years
Outstanding at January 1, 2019	247,619	$7.74	4.19
Exercisable at January 1, 2019	247,619	$7.74	4.19
Granted	420,000	2.49	5
Exercised	(111,140)	3.90	-
Forfeited	-	-	-
Expired	-	-	-
Outstanding at December 31, 2019	556,479	4.56	4.38
Exercisable at December 31, 2019	556,479	4.56	4.38
Granted	404,415	0.80	5.00
Exercised
Forfeited
Expired
Outstanding at December 31, 2020	960,894	$1.21	3.85
Exercisable at December 31, 2020	960,894	$1.21	3.85

On December 7, 2020, Company executed subscription agreements with three individual accredited investors to offer and sell in a private placement 566,379 of the Company’s common shares at the per share price of $2.32 (which was the closing price for the Company’s common shares on December 4, 2020) for the gross proceeds of approximately $1.3 million. The proceeds of the transaction will be used for working capital and general working purposes. There were no discounts or brokerage fees associated with this offering.

From January to December 31, 2019, the Company issued aggregate of 94,862 shares to its Chief Financial Officer as stock compensation expense. The fair value of 94,862 shares was RMB 627,000.

From January to December 31, 2020, the Company issued aggregate of 46,256 shares to its Chief Financial Officer as stock compensation expense. The fair value of 46,256 shares was RMB 587,000. From January to December 31, 2020, the Company issued aggregate of 36,201 shares to its Chief Executive Officer as stock compensation expense. The fair value of 36,201 shares was RMB 548,000.

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

After the successful consummation of the reverse recapitalization, Mr. Wong Kung Tok, the former sole shareholder of Success Winner, allotted a total of 1,521,528 the Company’s ordinary shares (pre-reverse stock split) to two financial advisors for their financial advisory services related to the recapitalization activities. The shared based payment reserve represents the fair value of these allotted shares measured based on the average market price over the service periods.

The share-based payment reserve also represents the equity-settled share options granted to employees (Note 24). The reserve is made up of the cumulative value of services received from employees recorded over the vesting period commencing from the grant date of equity-settled share options, and is reduced by the expiry or exercise of the share options.

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

24.	SHARE-BASED EMPLOYEE REMUNERATION

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

The total number of shares that may be issued under the 2017 Plan was 280,000 (pre-reverse split). Such shares may be either be authorized but unissued shares or treasury shares. In the event of any reorganization, recapitalization, share split, distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the Company or any similar corporate transaction, the Board shall make such adjustments as it deems appropriate, in its sole discretion, to preserve the benefits or intended benefits of the 2017 Plan and Awards granted under the 2017 Plan.

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

From January to December 31, 2018, the Company issued aggregate of 56,919 (pre-reverse split) shares to its Chief Financial Officer as stock compensation expense. From January to December 31, 2019, the Company issued aggregate of 94,862 (pre-reverse split) shares to its Chief Financial Officer as stock compensation expense.

From January to December 31, 2020, the Company issued aggregate of 46,256 shares to its Chief Financial Officer as stock compensation expense. From January to December 31, 2020, the Company issued aggregate of 36,201 shares to its Chief Executive Officer as stock compensation expense.

For the years ended December 31, 2020, 2019 and 2018, employee remuneration expense (all of which related to equity-settled share-based payment transactions) of RMB 1,135,000, RMB 626,000 and RMB 619,000, respectively, has been included in profit or loss and credited to the share-based payment reserve.

25.	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Apart from those discussed elsewhere in these financial statements, the following are significant related party transactions entered into between the Company and its related parties at agreed rates:

	For the years ended December 31,
	2020 RMB’000	2019 RMB’000	2018 RMB’000
Service fees paid to Stuart Management Co.	-	-	40

	2020 RMB’000	2019 RMB’000
Amounts owed to related parties	36,348	36,217
Service fees accrued to Stuart Management Co.	-	-
	36,348	36,217

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

Mr. Huang Jia Dong, the founder and Chairman of Hengda and the Chief Executive Officer and one of the directors of the Company and Mr. Wong Kung Tok, formerly one of the Company’s significant shareholders, provide working capital loans to the Company from time to time during the normal course of its business. These loans amounted to RMB 35,057,000 and RMB 35,057,000 as of December 31, 2020 and 2019, respectively. These loans are interest free, unsecured and repayable on demand. Mr. Huang and Mr. Wong are brothers-in-law. Mr. Huang and Mr. Wong are brothers-in-law.

As of December 31, 2020, the Company had a loan of US$167,000 (equivalent to RMB 1,160,000) (2019: US$167,000 (equivalent to RMB 1,160,000)) payable to Sound Treasure Limited, an affiliate of Mr. Huang Jia Dong and a shareholder of the Company. This loan is interest free, unsecured and repayable on demand.

As of December 31, 2020, the Company had a loan of US $20,000 (equivalent to RMB 131,000) (2019: nil) payable to Alex Ng Man Shek, a director and corporate secretary of the Company. This loan is interest free, unsecured and repayable on demand.

26.	COMMITMENTS

(a)	Operating lease commitments

The Company leases production factories, warehouses and employees’ hostel from unrelated parties under non-cancellable operating lease arrangements. The leases have varying terms and the total future minimum lease payments of the Company under non-cancellable operating leases are payable as follows:

	As of December 31,
	2020 RMB’000	2019 RMB’000	2018 RMB’000
Within one year	13,431	5,793	13,902
After one year and within five years	46,728	-	5,792
	60,159	5,793	19,694

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

The Company’s capital expenditures consist of expenditures on property, plant and equipment and capital contribution. Capital expenditures contracted for at the balance sheet date but not recognized in the financial statements are as follows:

	As of December 31,
	2020 RMB’000	2019 RMB’000	2018 RMB’000
Contracted for capital commitment in respect of capital contribution to its wholly foreign owned subsidiary in the PRC:
Chengdu Future	30,000,000	30,000,000	-
Antelope Chengdu	65,250,000	-	-
Contracted but not provided for in the financial statements – acquisition of property, plant and equipment	-	-	-

27.	FINANCIAL RISK MANAGEMENT

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

The Company’s concentration of credit risk by geographical location is wholly in the PRC as of December 31, 2020 and 2019. Further details of the Company’s concentration of credit risk are set out in Note 15.

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

	As of December 31, 2020
	Within 1 year RMB’000	More than 1 year but less than 5 years RMB’000	Total contractual undiscounted cash flow RMB’000	Carrying amount RMB’000
Trade payables	6,750	-	6,750	6,750
Amounts owed to related parties	36,348	-	36,348	36,348
Lease liabilities	15,478	49,469	64,947	64,947
Interest-bearing bank borrowings	-	-	-	-
Total	58,576	49,469	108,045	108,045
F-47

	As of December 31, 2019
	Within 1 year RMB’000	More than 1 year but less than 5 years RMB’000	Total contractual undiscounted cash flow RMB’000	Carrying amount RMB’000
Trade payables	22,577	-	22,577	22,577
Amounts owed to related parties	36,217		36,217	36,217
Interest-bearing bank borrowings	-	-	-	-
Total	58,794	-	58,794	58,794

(c)	Interest rate risk

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

At December 31, 2020 and 2019, the company has paid off all its loan. Thus was no variable-rate risk.

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

As of December 31, 2020 and 2019, nearly all of the Company’s monetary assets and monetary liabilities were denominated in RMB except that as of December 31, 2020 and 2019, certain bank balances (Note 17) were denominated in US dollars and HKD.

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

	As of December 31,
	2020 RMB’000	2019 RMB’000	2018 RMB’000
Loss before taxation	421	414	353

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Company which expose the Company to foreign currency risk at the end of the reporting period. The stated changes represent management’s assessment of reasonably possible changes in foreign exchange rates over the period until the end of next annual reporting period. The analysis is performed on the same basis for 2020, 2019 and 2018.

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

There were no transfers between instrument levels during the years ended December 31, 2020 and 2019.

As of December 31, 2020 and 2019 there were no other financial instruments measured on a recurring basis.

(ii)	Financial assets and liabilities measured at other than fair value

The carrying amounts of the Company’s other financial instruments carried at cost or amortized cost approximate their fair values as of December 31, 2020 and 2019.

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

The Company is not subject to externally imposed capital requirements, except for, as disclosed in Note 23(a), the Company’s PRC subsidiaries are required by the Foreign Enterprise Law of the PRC to contribute to and maintain a non-distributable statutory reserve fund whose utilization is subject to approval by the Board of Directors. This externally imposed capital requirement has been complied with by the PRC subsidiaries for the years ended December 31, 2020, 2019 and 2018.

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

	As of December 31,
	2020 RMB’000	2019 RMB’000
Interest-bearing bank borrowings	-	-
Amounts owed to related parties	36,348	36,217
Total debts	36,348	36,217
Less: Cash and cash equivalents (excluding restricted bank balances)	(12,344)	(8,212)
Net debts	24,004	28,005
Equity attributable to shareholders of the Company	96,758	272,496
Gearing ratio	24.8%	10.3%

29.	SUBSEQUENT EVENTS

The Company has evaluated all events that have occurred subsequent to December 31, 2020 through the date that the consolidated financial statements were issued. Management has concluded that the following subsequent events required disclosure in these financial statements:

On February 12, 2021, the Company entered into a Securities Purchase Agreement with certain institutional investors for the sale of 588,236 common shares, at a purchase price of $3.57 per share. Concurrently with the sale of the Common Shares, pursuant to the Purchase Agreement the Company also sold warrants to purchase 588,236 common shares. The Company sold the Common Shares and Warrants for aggregate gross proceeds of approximately US$2.1 million, before commissions and expenses. The five-year Warrants will be immediately exercisable at an exercise price equal to $3.57 per share, and will terminate on the five-year anniversary of the initial exercise date of the Warrants. The net proceeds from the transactions will be approximately US$1.86 million, after deducting certain fees due to the placement agent and the Company’s estimated transaction expenses, and will be used for working capital and general corporate purposes.

In addition, the Placement Agent of this offering also received five-year warrants (the “Compensation Warrants”) to purchase up to a number of common shares equal to 5% of the aggregate number of shares sold in the Offering, including the warrant shares issuable upon exercise of the Warrants, which such Compensation Warrants have substantially the same terms as the Warrants sold in the Offering, except that such Compensation Warrants have an exercise price of $4.46 per share and will be exercisable six months from the effective date of this offering and will terminate on the five year anniversary of the effective date of this offering.

On March 2, 2021, one investor exercised 122,550 warrants (post-reverse split) at $2.37 per share for total proceeds of US$290,443; these exercised warrants were issued from the May 22, 2020 offering.

