Form 20-F
period 2021-12-31
Antelope Enterprise Holdings Ltd
filed 2022-05-02
CIK 1470683

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

◻           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

OR

◻          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

◻          SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Huang Meishuang

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone

Anhai, Jinjiang City

Fujian Province, PRC

Telephone: +86 (595) 8576 5053

Facsimile: +86 (595) 8576 5059

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

SHARES, PAR VALUE $0.024	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

On April 25, 2020, the issuer had 6,031,604 shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ◻             No ⌧

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ◻             No ⌧

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ⌧             No ◻

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ⌧             No ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

◻ Large Accelerated filer	◻ Accelerated filer	⌧ Non-accelerated filer

Emerging growth company ◻

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ◻

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

◻ US GAAP	⌧ International Financial Reporting Standards as issued by the International Accounting Standards Board	◻ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

◻        Item 17            ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ◻             No ⌧

CERTAIN INFORMATION

In this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated, “we,” “us,” “our,” and “Antelope Enterprises” refers to Antelope Enterprise Holdings Limited (formerly China Ceramics Co., Ltd.), a British Virgin Islands company, and its subsidiaries, including Success Winner Limited (“Success Winner”), a British Virgin Islands company and wholly owned subsidiary of Antelope Enterprises, Stand Best Creation Limited (“Stand Best”), a Hong Kong company and wholly owned subsidiary of Success Winner and the entity that wholly owns Jinjiang Hengda Ceramics Co., Ltd. (“Hengda”), a PRC operating company that in turn wholly owns Jiangxi Hengdali Ceramic Materials Co., Ltd. (“Hengdali”), a PRC operating company, Vast Elite Limited (“Vast Elite”), a Hong Kong company and wholly owned Subsidiary of Success Winner and the entity that wholly owns Chengdu Future Talented Management and Consulting Co., Ltd, (“Chengdu Future”) a PRC operating company, Antelope Enterprise (HK) Holdings Limited (“Antelope HK”), a Hong Kong company and wholly owned subsidiary of Success Winner and the entity that wholly owns Antelope Holdings (Chengdu) Co., Ltd (“Antelope Chengdu”), a PRC operating company, and the entity that wholly owns Antelope Future (Yangpu) Investment Co., Ltd (“Antelope Yangpu”), a PRC operating company that in turn wholly owns Antelope Ruicheng Investment (Hainan) Co., Ltd (“Antelope Ruicheng”) that in turn owns 51% of Hainan Kylin Cloud Services Technology Co., Ltd (“Hainan Kylin”), and the entity that wholly owns Hainan Antelope Holdings Co., Ltd (“Hainan Antelope”), a PRC operating company that in turn wholly owns Antelope Investment (Hainan) Co., Ltd (“Antelope Investment”).

On November 20, 2009, China Holdings Acquisition Corp. (“CHAC”), our predecessor, merged with and into Antelope Enterprise Holdings Limited, its wholly owned British Virgin Islands subsidiary, resulting in the redomestication of CHAC to the British Virgin Islands as “Antelope Enterprise Holdings Limited” Immediately following the merger and redomestication (the “Redomestication”), and as part of the same integrated transaction, Antelope Enterprises acquired all of the outstanding securities of Success Winner (the “Business Combination”). Unless the context indicates otherwise, the “Company” refers to CHAC prior to the Business Combination and Antelope Enterprises following the Business Combination.

Unless the context indicates otherwise, all references to “China” or “PRC” refer to the People’s Republic of China. All references to “provincial-level regions” or “regions” include provinces as well as autonomous regions and directly controlled municipalities in China, which have an administrative status equal to provinces, including Beijing.

All references to “Renminbi,” “RMB” or “yuan” are to the legal currency of the People’s Republic of China, and all references to “U.S. dollars,” “dollars,” “$” are to the legal currency of the United States. This Report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 20, 2022, the buying rate announced by the Federal Reserve Statistical Release was RMB 6.3705 to $1.00.

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

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.KEY INFORMATION

A.Selected financial data

The following selected consolidated financial data as of and for the years ended December 31, 2021, 2020, 2019, 2018 and 2017, have been derived from the audited consolidated financial statements of Antelope Enterprises included in this Annual Report. This information is only a summary and should be read together with the consolidated financial statements, the related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Antelope Enterprises” and other financial information included in this Annual Report.

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

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

Selected Consolidated Financial Data

(RMB in Thousands except per Share and Operating Data)

	As of December 31,
	2021	2020	2019	2018	2017
Consolidated Statements of Financial Position Data
Cash and cash equivalents	27,880	12,344	8,212	9,016	2,328
Total current assets	132,329	166,860	362,248	366,895	728,535
Total assets	177,867	225,386	362,283	366,941	825,418
Total current liabilities	94,986	81,309	89,390	90,923	130,682
Long-term obligations	33,325	46,728	—	—	—
Total liabilities	128,311	128,037	89,390	90,923	130,682
Total equity	49,556	97,349	272,893	276,018	694,736
Outstanding shares *	5,976,098	3,674,370	2,435,662	1,892,901	1,283,828

•	Reflects 3:1 reverse stock split effected on September 3, 2020

	For the years ended December 31,
	2021	2020	2019	2018	2017
Consolidated Statement of Comprehensive Income Data
Revenues	216,270	182,989	327,581	498,189	821,792
Gross profit (loss)	67,341	(26,002)	81,326	(1,166)	50,354
Operating income (loss)	(99,137)	(214,993)	(24,081)	(346,620)	(50,635)
Loss before taxation	(89,841)	(193,062)	(9,445)	(418,465)	(78,285)
Loss attributable to shareholders	(88,752)	(193,095)	(9,501)	(418,674)	(88,026)
Earnings per share – *
Basic	(17.24)	(65.67)	(4.68)	(279.54)	(79.08)
Diluted	(17.24)	(65.67)	(4.68)	(279.54)	(79.08)
Weighted average shares outstanding – *
Basic	5,147,737	2,940,265	2,025,222	1,497,679	1,113,162
Diluted	5,147,737	2,940,265	2,025,222	1,497,679	1,113,162
Cash dividends declared per share (RMB)		—	—	—	—
•	Reflects 3:1 reverse stock split effected on September 3, 2020

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On April 20, 2022, the buying rate announced by the Federal Reserve Statistical Release was RMB 6.3705 to $1.00.

		Spot Exchange Rate
		Period	Average
Period		Ended	(1)	Low	High

		(RMB per US$1.00)
2016		6.9421	6.6424	6.4498	6.9570
2017		6.5063	6.7568	6.4773	6.9575
2018		6.8755	6.6896	6.2649	6.9737
2019		6.9618	6.9081	6.6822	7.1786
2020		6.5250	6.9042	6.5208	7.1681
2021		6.3726	6.3726	6.4508	6.3435
	January	6.3610	6.3556	6.3206	6.3822
	February	6.3084	6.3436	6.3084	6.3660
	March	6.3393	6.3446	6.3116	6.3720

Source: Federal Reserve Statistical Release.

(1)	Annual averages, lows, and highs are calculated from month-end rates. Monthly averages, lows, and highs are calculated using the average of the daily rates during the relevant period.

B.Capitalization and Indebtedness

Not required.

C.Reasons for the Offer and Use of Proceeds

Not required.

D.Risk factors

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report.

Risk Factors Relating to Our Ceramic Tile Business

We generate a large percentage of our revenues from a limited number of ceramic customers and our business will suffer if sales to such customers decline.

Our five largest customers accounted for an aggregate of 43.3%, 76.0% and 47.0% of our total revenue in fiscal years 2019, 2020 and 2021. We are particularly exposed to the credit risks of these customers as defaults in payment by our major customers would have a significant impact on our cash flows and financial results. Our agreements with our major customers do not specify minimum sales volume. There is no assurance that we will continue to retain these customers or that they will continue to purchase our products at their current levels in the future. If there is any reduction or cancellation of purchase orders by these customers for any reason, including a fall in demand from our customers’ downstream developer clients, or a termination of a relationship with these customers, our revenues will be negatively impacted.

Payment defaults by the customers to whom we extend credit would harm our cash flows and results.

Our financial position and profitability are dependent on the creditworthiness of our customers. We are exposed to the credit risks of our customers and this risk increases the larger the orders are. We usually offer our customers credit terms of approximately 120 to 150 days. During the past two years our trade receivable turnover has increased substantially. As of fiscal year end 2021, it was 168 days for tile products sales. We may experience increased credit risk from our customers resulting in an increased level of doubtful or bad debts in the future. Should we experience any unexpected delay or difficulty in collecting receivables from our customers, our cash flows and financial results may be adversely affected.

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

In fiscal years 2019, 2020 and 2021 our cost of raw materials and energy source, which consist of clay (comprising mainly of kaolin, flint and feldspar), coal and natural gas (used to heat our kilns), coloring materials and glazing materials, accounted for approximately 56.7%, 25.1% and 16.0% of our total cost of sales in fiscal years 2019, 2020 and 2021. The price of clay, coal, natural gas, coloring materials and glazing materials may fluctuate due to factors such as global supply and demand for such raw materials and changes in global economic conditions. Coal and natural gas in aggregate accounted for approximately 12.1%, 5.2% and 3.7% of our total costs of raw materials as an energy source in fiscal years 2019, 2020 and 2021. Any shortages or interruptions in the supply of clay, coal and natural gas, coloring materials or glazing materials will result in an increase in the cost of production, thus increasing our cost of sales. If we are not able to pass on such an increase to our customers or are unable to find alternative sources of clay, coal, coloring materials, or glazing materials or appropriate substitute raw materials at comparable prices, our gross margins and overall financial performance will be adversely affected.

The Company may incur significant delays and/or expenses relating to the COVID-19 (coronavirus) outbreak in China and beyond

Beginning in late 2019, a novel strain of coronavirus (COVID-19) was reported and the World Health Organization has declared the outbreak to constitute a “Public Health Emergency of International Concern.” This has prompted government-imposed quarantines, closures of certain travel and businesses. Following this outbreak, in March 2022, the Company temporarily shut down its operations in Jinjiang City, Fujian Province, as mandated by the local authorities. In April 2022, the Company gradually resumed its operations in these cities and continues to operate such production facilities. It is presently unknown whether and to what extent the Company’s supply chains may be affected if the pandemic persists for an extended period of time. The Company may incur significant delays or expenses relating to such events outside of its control, which could have a material adverse impact on its business, operating results and financial condition.

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

The Company’s total annual production capacity is 22.8 million square meters of ceramic tiles which is solely attributable to its Hengda facility. Effective November 1, 2021, we entered into a new lease agreement with the same lessee who had been leasing one of the production lines with the capacity to produce approximately 10 million square meters of ceramic tiles annually at the Hengdali facility. The new lease agreement replaces the eight-year contract entered into on March 1, 2016, and is for the Hengdali facility in its entirety, which includes building, plant and facilities, and which contains all of its machinery, equipment and production lines. The new lease has a term of five years, from November 1, 2021 through October 31, 2026, for an annual rent of RMB 18.0 million. The leased Hengdali facility has an annual production capacity of 22.4 million square meters of ceramic tiles, a reduction from its annual production capacity of 27.7 million square meters of ceramic tiles, resulting from the Company having retired two old furnaces at Hengdali in fiscal 2021. Due to a reduction in demand, as of fiscal year end 2021, we are utilizing production facilities capable of producing only 2.38 million square meters of ceramic tiles from our Hengda facility and of our 10 production lines at the plant, only one was utilized as of fiscal year end 2021 due to challenging macroeconomic conditions that began in the fourth quarter of 2012 and which was recently exacerbated by the COVID 19 pandemic. The fact that a significant portion of our facilities are not being used means that our net income will be significantly less than it would otherwise be because we need to maintain those unused facilities even though they are not currently being productive. Because certain of our facilities have remained idle for an extended period of time, the Company recorded an impairment charge of RMB 85.0 million (US$ 12.9 million) in the second half of 2018 related to property, plant and equipment, and land use rights at its Hengda and Hengdali production facilities. The impairment of the non-current assets is attributable to challenging market conditions in China which resulted in a contraction in demand for the Company’s products in 2018. If our Hengda facility continue to remain idle, we may be required to take an additional impairment charge on our financial statements.

For the full fiscal year 2021, ceramic tile revenue decreased by 20.9% as compared to fiscal 2020 mainly due to the 14.0% decrease in sales volume and a decrease in our average selling price of 8.0% resulting from a contraction in business from our customers which was primarily caused by the COVID 19 pandemic. In order to maintain our market share and move inventory, in October 2019, we decreased the pricing of our ceramic tile products by an average of 15%. This resulted in a 26% increase in our sales volume for the second half of 2019 as compared to the same period of 2018. For the full fiscal year 2020, revenue decreased by 44.1% as compared to fiscal 2019 mainly due to the 35.4% decrease in sales volume and a decrease in our average selling price of 13.6% resulting from the continued slowdown of China’s economy, especially in the manufacturing sector and the real estate industry. However, in July 2021, Hengda increased the pricing of its ceramic tile products by an average of 15% and Hengdali decreased the pricing of its ceramic tile products by an average of 5%, but the price change did not offset the fall in our sales volume due to COVID-19 pandemic. In July of 2018, we decreased the pricing of our ceramic tile products by an average of 10%, but this decrease did not offset the fall in our sales volume due to deteriorating market conditions that persisted through the second half of 2018, and we do not believe that further price decreases would have had a beneficial effect upon sales volume for this period. In past periods, we also decreased the pricing of our products in order to increase sales. On July 1, 2016, we reduced the selling price of certain of our slow-moving products beginning on July 1, 2016 with the goal to turn some of this inventory into cash. Beginning on October 1, 2016, in order to generate sales and move inventory, we instituted a 20% reduction of our slow-moving products. This price reduction led to a 35% increase in our sales volume in the fourth quarter of 2016 compared to the same period of 2015. The fourth quarter of 2016 growth in sales volume was the first positive comparison to the previous comparable period after four straight fiscal quarters of period over period decline in this key metric. Our strategy of decreasing the pricing of our products may or may not result in an increase in our sales volume during differing periods. In addition, if customers grow accustomed to such significant reductions, we may need to offer significant discounts in the future, which could reduce our net income and revenues long term.

We may lose revenue if our intellectual property rights are not protected and counterfeit HD, Hengda, brand products are sold in the market.

We believe our intellectual property rights are important to our success and competitive position. A portion of our products are manufactured and marketed under our “HD” or “Hengda,” labels. We have filed our labels as trademarks in the PRC. We cannot assure you that there will not be any unauthorized usage or misuse of our trademarks or that our intellectual property rights will be adequately protected as it may be difficult and costly to monitor any infringements of our intellectual property rights in the PRC. If we cannot adequately protect our intellectual property, we may lose revenue. In addition, we believe the branding of our products and the brand equity in our “HD” or “Hengda” trademarks is critical to our expansion effort and the continued success of our business. Our efforts to build our brand may be undermined by the sale of counterfeit goods. The counterfeiting of our products may increase if our products become more popular. In order to preserve and enforce our intellectual property rights, we may have to resort to litigation against the infringing or counterfeiting parties. Such litigation could result in substantial costs and diversion of management resources which may have an effect on our financial performance.

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

Our business depends on the level of business activity in the property development and construction industries that use our products in their operations in the PRC. Our products are sold to customers in the property development and construction industries. If the property and construction industries fall into a recession in the future, the demand for construction materials, such as ceramic tiles, may consequently decrease and have a significant adverse effect on our business. The PRC government has committed to taking steps to regulate real estate development, promote the healthy development of the real estate industry in China, and strengthen the supervision over land for real estate development purposes. The PRC government has also enacted measures to cool down the real estate construction market and imposed lending curbs, higher mortgage rates, higher down payments, a price cap on new developments and restrictions on the number of homes each family can buy. This offered less incentive for property developers to develop new residential housing due to continued uncertainty, resulting in the recent slowing construction sector. In 2021, China's central government reined in real estate developers with stricter financial rules for property development resulting in a cooling of its property market. Consequently, investment in China's property sector resulted in 4.4% annual growth in 2021 down from the 7.0% growth rate recorded in 2020. In addition, the number of new construction projects was reasonably sound in the first half of 2021, but decreased 11.4% year-over-year by the end of the year due to constraints attributable to regulatory measures that affected property developers. However, the PRC government has also adopted an array of policies to stimulate the real estate sector from time to time which includes cutting benchmark interest rates, a lowering of the reserve requirement ratio for banks, lower first home down payment ratios and a cut in the minimum capital ratio for fixed asset investments which would help property developers. Although the PRC government’s measures have helped to sustain the real estate sector from time to time, there has been a substantial slowdown in construction activity, and it is not clear if supportive monetary and regulatory policies will continue in the future. We also cannot be certain that the PRC government will not issue additional and more stringent regulations or measures or that agencies and banks will not adopt restrictive measures or practices in response to PRC governmental policies and regulations, which could negatively affect the industries we serve in the PRC, and thereby harm our sales.

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

Risk Factors Relating to Our Technology Sector Businesses

We have a limited operating history in highly competitive technology segments.

We have a limited operating history in technology segments which are competitive and subject to transformation. We may have limited information into trends that could affect the demand for our business services. Our financial results and growth to date may not be indicative of our future performance. We may not be able to effectively manage our growth and experience operational, financial and human resource constraints. Our current procedures and controls may not be adequate to support our future operations, and if we are not able to manage our growth effectively, our business may be materially and adversely affected.

If certain technology market segments in China do not develop as anticipated, our operating results will be adversely affected

Our future financial performance is dependent on certain economic and social trends and we may have overestimated factors such as the market size of certain technology market segments as well as our successful positioning in such markets. We are subject to both business and consumer activities in our targeted technology segments as well as trends in specific demographics which are often difficult to ascertain and which can change quickly.

We are entering highly competitive technology market segments

The technology market segments in which we plan to participate have highly seasoned and well capitalized competitors which could inhibit our success. We will need to promote and develop brand awareness as a competitive advantage and there can be no assurance that such branding will be successful or sustainable. We expect to continue to expend financial resources on the expansion of our businesses including our business consulting, software development and on-line streaming platforms, and there can be assurance that we will be able to compete with larger, better capitalized firms. This may also affect our ability to scale our operations and successful execute potential partnerships.

We are subject to rapid technology change and certain of our technology business segments could have significant barriers to entry

Some of our businesses will depend on the growth and evolution of the Internet and we cannot be certain how Internet access or trends for our services will evolve over time. Also, certain technology sectors that have significant barriers to entry based on strong competitors, entry costs, competitive pricing, geographical constraints, and various affiliations and partnerships.

We rely on existing technology systems, networks and platforms that we do not control

Our technology businesses rely on existing technology systems, networks and platforms that we do not control and changes to any of these technology formats could cause us our change our business model and operations. We may not be successful in developing relationships with industry participants that advance our business efforts or to engage customers to buy or use our services. Further, changes in technology can occur quickly and unpredictably and our ability to adapt to such changes could be constrained by our limited experience in certain segments.

Risk Factors Relating to Operations in China

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

Auditors of companies whose shares are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our financial statements contained in this annual report on Form 20-F for the year ended December 31, 2021 have been audited by Centurion ZD CPA & Co., an independent registered public accounting firm that is headquartered in Hong Kong. Centurion ZD CPA & Co., is a firm registered with the PCAOB, and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. However, because our auditor is based in Hong Kong, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval, our auditor and its audit work are not currently able to be inspected independently and fully by the PCAOB.   The PCAOB announced on December 16, 2021 that it had determined that it was unable to inspect Centurion ZD CPA & Co., which audited the Company’s financial statements included in this Annual Report on Form 20-F.  This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditor. As a result, investors may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

Our shares may be delisted under the HFCA Act as the PCAOB is unable to inspect our auditor with presence in Hong Kong, and the delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over the counter trading market in the United States. Our financial statements contained in this annual report on Form 20-F for the year ended December 31, 2021 have been audited by Centurion ZD CPA & Co., an independent registered public accounting firm that is headquartered in Hong Kong. Centurion ZD CPA & Co., is a firm registered with the PCAOB, and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. However, because our auditor is based in Hong Kong, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval, our auditor and its audit work are not currently able to be inspected independently and fully by the PCAOB.  The PCAOB announced on December 16, 2021 that it had determined that it was unable to inspect Centurion ZD CPA & Co., which audited the Company’s financial statements included in the 2021 Form 20-F. We expect that following the filing of this annual report on Form 20-F, the SEC likely will provisionally identified the Company as a Commission-Identified Issuer on the SEC’s website at www.sec.gov/HFCAA.

The Company understands that if the SEC makes such a determination in each of 2022 2023 and 2024 due to the PCAOB’s continued inability to inspect or investigate completely the Company’s independent auditor, the SEC could prohibit trading of the shares of common stock of the company on the NASDAQ Capital Market, any other U.S. securities exchange, and in the over-the-counter market as early as 2024. Such a trading prohibition would substantially impair, if not preclude your ability to sell or purchase our securities, and the risks and uncertainties associated with a potential trading prohibition could have a negative impact on the price of our shares of Common Stock in the near term. Further, new laws and regulations or changes in laws and regulations could affect our ability to continue to have our securities listed on Nasdaq, which could materially impair the market for, and market price of, our securities.  In addition, if certain legislation pending in the U.S. Congress, as previously disclosed in the Company’s 2021 Form 10-K, becomes law, such a prohibition could take effect as early as 2023. The Company and the Audit Committee will continue to monitor developments of these legislations and evaluate all options.

The Company has determined to engage Centurion ZD CPA & Co. to audit its financial statements for the year ending December 31, 2022; however as a result of the the restrictions and uncertainties presented by the HFCAA, at the present time the Company does not intend to engage Centurion ZD CPA & Co. thereafter, unless circumstances change such that the PCAOB is able to conduct a full inspection of Centurion ZD CPA & Co. during the required timeframe.

We are dependent on political, economic, regulatory and social conditions in the PRC.

Approximately 100%, 100% and 99.7% of our revenue in each of the last three fiscal years was derived from the PRC market and we anticipate that the PRC market will continue to be the major source of revenue for the foreseeable future. Accordingly, any significant slowdown in the PRC economy or decline in demand for our products from our customers in the PRC will have an adverse effect on our business and financial performance. Furthermore, as our operations and production facilities are located in the PRC, any unfavorable changes in the social and/or political conditions may also adversely affect our business and operations. While the current policy of the PRC government seems to be one of economic reform to encourage foreign investments and greater economic decentralization, there is no assurance that such a policy will continue to prevail in the future. There is no assurance that our operations will not be adversely affected should there be any policy changes.

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

Hengda, Chengdu Future, Antelope Yangpu, Hainan Antelope, Antelope Chengdu are foreign investment enterprise, or “FIE,” and are subject to the rules and regulations in the PRC on currency conversion. In the PRC, State Administration of Foreign Exchange, or SAFE, regulates the conversion of the RMB into foreign currencies. Currently, FIEs are required to apply to SAFE for “Foreign Exchange Registration Certificates for Foreign Investment Enterprise”. With such registration certifications (which need to be renewed annually), FIEs are allowed to open foreign currency accounts including the “current account” and “capital account”. Currently, conversion of currency within the scope of the “current account” (e.g. remittance of foreign currencies for payment of dividends, etc.) can be effected without requiring the approval of SAFE. However, conversion of currency in the “capital account” (e.g. for capital items such as direct investments, loans, securities, etc.) still requires the approval of SAFE. On October 21, 2005, SAFE promulgated the “Notice on Issues concerning Foreign Exchange Management in Financing by PRC Residents by Overseas Special Purpose Vehicle and Return Investments” (the “No. 75 Notice”). The No. 75 Notice came into effect on November 1, 2005 and requires the following matters, among others, to be complied with: every PRC domestic resident who establishes or controls an overseas special purpose vehicle, or “SPV,” must apply to the local bureau of SAFE for an “overseas investment foreign exchange registration.” Every PRC domestic resident of an SPV who has completed the “overseas investment foreign exchange registration”, or “Registrant,” must make an application to the local bureau of SAFE to amend their registration particulars upon (i) the injection of any PRC domestic assets or the equity interests of any PRC domestic company owned by the PRC domestic resident into the SPV, and (ii) the implementation of any overseas equity fund-raising by the SPV following an injection of PRC domestic assets or the equity interests of a PRC domestic company; every Registrant must apply to the local bureau of SAFE for change of registration particulars or recordation within 30 days after the occurrence of any capital increase or reduction, changes in shareholdings or share swap, merger, long-term investment in equities or debentures, guarantee of foreign indebtedness and other major capital changes not involving “return investment”, undertaken by an SPV; and every Registrant must repatriate, within 180 days, dividends or profits which he receives from an SPV and/or income derived from changes in the shareholding of an SPV. On July 14, 2014, China’s State Administration of Foreign Exchange (SAFE), the foreign exchange control authority, released the Notice of the State Administration of Foreign Exchange on Relevant Issues Concerning Foreign Exchange Administration for Overseas Investment, Financing and Round Trip Investment Undertaken by Domestic Residents via Special Purpose Vehicles (Notice 37). The new regulation took effect July 4, 2014. At that time, the old regulation, “Notice on Issues concerning Foreign Exchange Management in Financing by PRC Residents by Overseas Special Purpose Vehicle and Return Investments” (the “No. 75 Notice”), which was issued in 2005, was repealed. Compared with Circular 75, Circular 37 reflects the trend of SAFE’s policy to gradually loosen the restrictions and simplify the procedures for overseas financing and investment by Chinese residents, so as to fully utilize the financial resources in domestic and overseas markets. However, as Circular 37 has only recently been issued, the actual interpretation and enforcement of the above changes by SAFE in practice remain to be seen. There can be no assurance that SAFE will not continue to issue new rules and regulations and/or further interpretations of the No. 37 Notice that will strengthen the foreign exchange control. As we are located in the PRC and all of our sales are denominated in RMB, our ability to pay dividends or make other distributions may be restricted by PRC foreign exchange control restrictions. There can be no assurance that the relevant regulations will not be amended to our detriment and that our ability to distribute dividends will not be adversely affected.

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

Under the EIT Law, Antelope Enterprises, Success Winner and/or Stand Best, Vast Elite and Antelope HK may be classified as a “resident enterprise” of the PRC. Such classification could result in PRC tax consequences to Antelope Enterprises, our non-PRC resident shareholders, Success Winner and/or Stand Best, Vast Elite and Antelope HK.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law, the PRC Enterprise Income Tax Law, or “EIT Law,” which took effect on January 1, 2008. Under the EIT Law, enterprises are classified as “resident enterprises” and non-resident enterprises. An enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define “de facto management bodies” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise; however, it remains unclear whether the PRC tax authorities would deem our managing body as being located within China. Due to the short history of the EIT Law and lack of applicable legal precedents, the PRC tax authorities determine the PRC tax resident treatment of a foreign (non-PRC) company on a case-by-case basis. If the PRC tax authorities determine that Antelope Enterprises, Success Winner and/or Stand Best, Vast Elite, Antelope HK are a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, Antelope Enterprises, Success Winner and/or Stand Best may be subject to the enterprise income tax at a rate of 25% on Antelope Enterprises’, Success Winner’s and/or Stand Best’s worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, under the EIT Law and its implementing rules, dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. As a result, if Antelope Enterprises, Success Winner and Stand Best are each treated as “qualified resident enterprises,” all dividends from Hengda to Antelope Enterprises (through Success Winner and Stand Best) should be exempt from the PRC enterprise income tax.

If Stand Best, Antelope HK and Vast Elite were treated as a PRC “non-resident enterprise” under the EIT Law, then dividends that Stand Best receives from Hengda, Vast Elite receives from Chengdu Future, Antelope HK receives from Antelope Yangpu, Hainan Antelope and Antelope Chengdu (assuming such dividends were considered sourced within the PRC) (i) may be subject to a 5% PRC withholding tax, provided that Stand Best owns more than 25% of the registered capital of Hengda, continuously within 12 months immediately prior to obtaining such dividend from Hengda, Vast Elite owns more than 25% of the registered capital of Chengdu Future, continuously within 12 months immediately prior to obtaining such dividend from Chengdu Future, and Antelope HK owns more than 25% of the registered capital of Antelope Yangpu, Hainan Antelope and Antelope Chengdu, continuously within 12 months immediately prior to obtaining such dividend from Antelope Yangpu, Hainan Antelope and Antelope Chengdu and the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the “PRC-Hong Kong Tax Treaty,” were otherwise applicable, or (ii) if such treaty does not apply (i.e., because the PRC tax authorities may deem Stand Best to be a conduit not entitled to treaty benefits), may be subject to a 10% PRC withholding tax. Similarly, if Success Winner were treated as a “non-resident enterprise” under the EIT Law and Stand Best were treated as a “resident enterprise” under the EIT Law, then dividends Success Winner receives from Stand Best (assuming such dividends were considered sourced within the PRC) may be subject to a 10% PRC withholding tax. A similar situation may arise if Antelope Enterprises were treated as a “non-resident enterprise” under the EIT Law, and Success Winner were treated as a “resident enterprise” under the EIT Law. Any such taxes on dividends could materially reduce the amount of dividends, if any, we could pay to our shareholders. Finally, if Antelope Enterprises is determined to be a “resident enterprise” under the EIT Law, this could result in a situation in which a 10% PRC tax is imposed on dividends Antelope Enterprises pays to its shareholders that are not tax residents of the PRC, or “non-resident investors,” and that are enterprises but not individuals, and gains derived by them from transferring Antelope Enterprises’ shares, if such income is considered PRC-sourced income by the relevant PRC tax authorities. In such event, Antelope Enterprises may be required to withhold a 10% PRC tax on any dividends paid to such non-resident investors. Such non-resident investors also may be responsible for paying PRC tax at a rate of 10% on any gain derived by such investors from the sale or transfer of Antelope Enterprises’ shares in certain circumstances. Antelope Enterprises would not, however, have an obligation to withhold PRC tax with respect to such gain under the PRC tax laws. Also, if Antelope Enterprises is determined to be a “resident enterprise,” its nonresident investors who are individuals may also be subject to potential PRC individual income tax at a rate of 20% with respect to dividends received from Antelope Enterprises and/or gains derived by them from the sale or transfer of Antelope Enterprises’ shares. Moreover, the State Administration of Taxation, or “SAT,” released Circular Guoshuihan No. 698, or Circular 698, on December 10, 2009 that reinforces the taxation of certain equity transfers by non-resident investors through overseas holding vehicles. Circular 698 addresses indirect equity transfers as well as other issues. Circular 698 is retroactively effective from January 1, 2008. According to Circular 698, where a nonresident investor who indirectly holds an equity interest in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers an equity interest in the PRC resident enterprise by selling an equity interest in the offshore holding company, and the latter is located in a country or jurisdiction where the actual tax burden is less than 12.5% or where the offshore income of its residents is not taxable, the non-resident investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days of the execution of the equity transfer agreement. The tax authorities in charge will evaluate the offshore transaction for tax purposes. In the event that the tax authorities determine that such transfer is abusing forms of business organization and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form. A reasonable commercial purpose may be established when the overall international (including U.S.) offshore structure is set up to comply with the requirements of supervising authorities of international (including U.S.) capital markets. If the SAT’s challenge of a transfer is successful, it may deny the existence of the offshore holding company that is used for tax planning purposes and subject the non-resident investor to PRC tax on the capital gain from such transfer. Since Circular 698 has a short history, there is uncertainty as to its application. We (or a nonresident investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we (or such non-resident investor) should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations (or such non-resident investor’s investment in us). In additional, the PRC resident enterprise may be required to provide necessary assistance to support the enforcement of Circular 698. On February 3, 2015, the State Administration of Tax issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-tax Resident Enterprise, or Public Notice 7. Public Notice 7 has introduced a new tax regime that is significantly different from that under Circular 698. Public Notice 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Public Notice 7 provides clearer criteria the Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China, As a result, gains derived from such indirect transfer may be subject on PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if transferee fails to withhold the taxes and the transferor fails to pay the taxes.

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

The value of our shares will be indirectly affected by the foreign exchange rate between U.S. dollars and the Renminbi and between those currencies and other currencies in which our revenue may be denominated. Because all of our earnings and cash assets are denominated in Renminbi, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of these proceeds, as well as our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue after this offering that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future. Since July 2005, the Renminbi has not been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future the Chinese authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market. On March 17, 2014, the People’s Bank of China, China’s central bank, announced that the RMB exchange rate flexibility increased to 2% in order to proceed further with reform of the RMB exchange rate regime. On August 11, 2015, the People’s Bank of China, announced it was revamping the official central parity of the RMB of the U.S. dollar to better reflect market developments in the exchange rate. Therefore, the RMB exchange rate has become more flexible and the exchange rate regime more transparent and in line with changes in market supply and demand. However, significant fluctuations in the RMB’s value against the U.S. dollar could occur. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by Chinese exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.

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

The market price for our shares has been and is likely to continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	changes in the economic performance or market valuations of companies specializing in the ceramics business in China;
●	announcements by us and our affiliates or our competitors of new products, acquisitions, strategic relationships, joint ventures or capital commitments;
●	addition or departure of our senior management and key personnel; and

●	fluctuations of exchange rates between the RMB and the U.S. dollar.

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

ITEM 4.INFORMATION ON THE COMPANY

A.History and Development of the Company

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

On August 10, 2021, Antelope HK incorporated a 100% owned subsidiary Hainan Antelope Holdings Co., Ltd ("Antelope Hainan") in China. Antelope Hainan is engaged in the business management and consulting services. Antelope Hainan does not have any operations as of this report date.

On August 11, 2021, Antelope HK incorporated a 100% owned subsidiary Antelope Future (Yangpu) Investment Co., Ltd ("Antelope Yangpu") in China.  Antelope Yangpu is engaged in the business management and consulting services. Antelope Yangpu does not have any operations as of this report date.

On August 23, 2021, Antelope Hainan incorporated a 100% owned subsidiary Antelope Investment (Hainan) Co., Ltd ("Antelope Investment") in China.

Antelope Investment is engaged in the business management and consulting services. Antelope Investment does not have any operations as of this report date.

On September 9, 2021, Antelope Future incorporated a 100% owned subsidiary Antelope Ruicheng Investment (Hainan) Co., Ltd ("Antelope Ruicheng") in China. Antelope Ruicheng is engaged in the business management and consulting services. Antelope Ruicheng does not have any operations as of this report date.

On September 18, 2021, Antelope Ruicheng incorporated a 51% owned subsidiary Hainan Kylin Cloud Services Technology Co., Ltd ("Hainan Kylin") in China. Hainan Kylin is engaged in the business management and consulting services for online social commerce and live streaming industry.

Antelope Enterprise Holdings Limited and its subsidiaries’ (the “Company”) corporate structure as of December 31, 2021 is as follows:

Antelope Enterprise Holdings Limited
(BVI Company)
100%
Success Winner Limited
(BVI Company)
100%
Antelope Enterprise (HK) Holdings Limited
(Hong Kong Company)
100%
Stand Best Creation Limted
(Hong Kong Company)
100%
Vast Elite Limited
(Hong Kong Company)
100%
Antelope Future (Yangpu) Investment Co., Ltd
(PRC WOFE Company)
100%
Hainan Antelope Holdings Co., Ltd
(PRC WOFE Company)
100%
Antelope Holdings (Chengdu) Co., Ltd
(PRC WOFE Company)
100%
Jinjiang Hengda Ceramics Co Ltd
(PRC WOFE Company)
100%
Chengdu Future Talented Management and Consulting Co., Ltd
(PRC WOFE Company)
100%
Antelope Ruicheng Investment (Hainan) Co., Ltd
(PRC Company)
100%
Antelope Investment (Hainan) Co., Ltd
(PRC Company)
100%
Jinagxi Hengdali Ceramic Materials Co Ltd
(PRC Company)
51%
Hainan Kylin Cloud Services Technology Co., Ltd
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

February 2021 Registered Direct Offering

On February 12, 2021, the Company entered into a Securities Purchase Agreement with certain institutional investors for the sale of 588,235 common shares, at a purchase price of $3.57 per share. Concurrently with the sale of the Common Shares, pursuant to the Purchase Agreement the Company also sold warrants to purchase 588,235 common shares. The Company sold the Common Shares and Warrants for aggregate gross proceeds of approximately US$2.1 million, before commissions and expenses. The five-year Warrants will be immediately exercisable at an exercise price equal to $3.57 per share, and will terminate on the five-year anniversary of the initial exercise date of the Warrants. The net proceeds from the transactions will be approximately US$1.86 million, after deducting certain fees due to the placement agent and the Company’s estimated transaction expenses, and will be used for working capital and general corporate purposes.

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

June 2021 Registered Direct Offering

On June 10, 2021, the Company commenced a registered direct offering of securities, and executed a Securities Purchase Agreement (the “SPA”) with three institutional accredited investors pursuant to which it sold 913,875 of the Company’s common shares at the per share price of $3.48 (which was priced in excess of the average of the five-day closing price for the Company’s common shares preceding execution of the SPA, which was $3.42). In a concurrent private placement, the Company sold to such investors warrants to purchase 913,875 common shares (the “Investor Warrants”). The Investor Warrants have an exercise price per share of $3.42, subject to adjustment, and have a term of five years. The transactions yielded gross proceeds to the Company of $3,180,285, before the payment of commissions and expenses.

In addition, the Company issued warrants (the “Placement Agent Warrants”) to the Placement Agent to purchase a number of common shares equal to 5.0% of the aggregate number of shares sold to the investors in this offering, as well as the warrant shares issuable upon exercise of the Warrants issued in the concurrent private placement, as additional placement agency compensation. The Placement Agent Warrants have substantially the same terms as the Investor Warrants, except that the Placement Agent Warrants will have an exercise price of $4.35.

CASH TRANSFERS WITHIN OUR ORGANIZATION

During each of the fiscal years ended December 31, 2019, 2020 and 2021, the only transfer of assets among Antelope Enterprises and its subsidiaries have consisted of cash. During that same period, there have been no distributions, dividends or loans extended by any of our direct or indirectly held subsidiaries to Antelope Enterprises. During that same period Antelope Enterprises has not declared any dividends or made any distributions to its shareholders.

Antelope Enterprises routinely provides cash to its subsidiaries either by way of capital contribution or by way of loan.

Antelope Enterprises is a holding company incorporated in the British Virgin Islands, and we do not have any substantive operations other than indirectly holding the equity interest in our operating subsidiaries in China. Antelope Enterprises relies on dividends paid by our Hong Kong and Chinese subsidiaries and capital raised from the sale of our securities to satisfy our cash needs. The payment of dividends to Antelope Enterprises by our Chinese subsidiaries is affected by means of dividends by those entities to their Hong Kong direct parent and a redividend by that Hong Kong entity to Antelope Enterprises. Such dividends are effected by resolution of the board of directors of each such entity (after provision for applicable tax obligations).

China is a foreign exchange administration country. Capital injections, cross-border trade and services transactions settled in foreign exchange, overseas financing and profit repatriations are subject to the foreign exchange administration regulations. A Chinese subsidiary owned by foreign company must apply for registration of foreign exchange with the SAFE after the issuance of a business license and obtain a foreign exchange registration certificate. When the Chinese subsidiaries apply for repatriating dividends to foreign shareholders, it must submit the application form to SAFE with the proof that such dividends have been subjected to all applicable tax withholding. A Chinese subsidiary can only distribute dividends out of its accumulated profits, which means that any accumulated losses must be more than offset by its profits in other years, including the current year.

The cash transfers within the organization during the years ended December 31, 2019, 2020 and 2021 were as follows:

For the year 2019
			Equivalent
		Amount	to amount		Asset
Company (Wire transfer from)	Company (Wire transfer to)	(RMB)	(USD)	Purpose	type
Antelope Enterprise Holdings Limited	Stand Best Creation Limited	7,919,743	1,146,443	Working capital loan to subsidiary	Cash
Stand Best Creation Limited	Success Winner Limited	3,476,371	503,231	Working capital loan to direct holding company	Cash
Success Winner Limited	Vast Elite Limited	2,764,622	400,200	Working capital loan to direct subsidiary	Cash

For the year 2020
			Equivalent to
		Amount	amount		Asset
Company (Wire transfer from)	Company (Wire transfer to)	(RMB)	(USD)	Purpose	type
Antelope Enterprise Holdings Limited	Success Winner Limited	7,028,476	1,018,000	Working capital loan to direct subsidiary	Cash
	Vast Elite Limited	10,013,161	1,450,300	Working capital loan to direct subsidiary	Cash
Success Winner Limited	Antelope Enterprise (HK) Holdings Limited	3,455,552	500,500	Working capital loan to direct subsidiary	Cash
	Stand Best Creation Limited	3,935,394	570,000	Working capital loan to direct subsidiary	Cash
Antelope Enterprise (HK) Holdings Limited	Success Winner Limited	3,452,100	500,000	Return excessed working capital to direct holding company	Cash
Vast Elite Limited	Chengdu Future Talented Management and consulting Co., Ltd	696,752	100,917	Capital contribution to direct subsidiary	Cash

For the year 2021
			Equivalent to
		Amount	amount		Asset
Company (Wire transfer from)	Company (Wire transfer to)	(RMB)	(USD)	Purpose	Type
Antelope Enterprise Holdings Limited	Success Winner Limited	48,304,308	7,580,000	Working capital loan to direct subsidiary	Cash
	Vast Elite Limited	12,244,951	1,921,500	Working capital loan to direct subsidiary	Cash
Success Winner Limited	Antelope Enterprise (HK) Holdings Limited	6,691,230	1,050,000	Working capital loan to direct subsidiary	Cash
	Stand Best Creation Limited	12,936,378	2,030,000	Working capital loan to direct subsidiary	Cash
Antelope Enterprise (HK) Holdings Limited	Antelope Holdings (Chengdu) Co., Ltd	4,779,450	750,000	Capital injection to direct subsidiary	Cash
Vast Elite Limited	Chengdu Future Talented Management and Consulting Co., Ltd	3,186,300	500,000	Capital contribution to direct subsidiary	Cash
Jiangxi Hengdali Ceramics Materials Co., Ltd	Jinjiang Hengda Ceramics Co, Ltd	7,000,000	1,098,453	Loan repayment to direct holding company	Cash

Corporate Name Change

In October 2020, the Company announced its corporate name change to “Antelope Enterprise Holdings Limited”. Commencing on October 15, 2020, the Company’s shares continued to trade on the Nasdaq Stock Market but under a new ticker symbol “AEHL”; the new CUSIP number associated with the name change is G041JN106. The Company’s shareholders approved the name change proposal at its February 2020 Annual Meeting.

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

Operational Updates

The Company primarily conducts its mainland China business operations in two cities: Jinjiang City, Fujian Province, and Gao’An City, Jiangxi Province. This business is conducted through the Company’s two subsidiaries: Jinjiang Hengda Ceramics Co., Ltd. and Jiangxi Hengdali Ceramic Materials Co., Ltd. Following the new wave of COVID-19 outbreak in China, Hengda were required by the local authorities to cease their operations in March 2022; the respective operations gradually resumed beginning on April 20, 2022.

•Jinjiang Hengda Ceramics Co., Ltd. (Jinjiang City, Fujian Province) – there is a total of 223 employees at this location; no employee has been affected by the novel coronavirus. The local government maintains daily control and monitoring of traffic to Fujian province from more severely affected provinces. In general, business entities in Jinjiang province resumed their operations, with some restrictions on operations of commercial banks and municipal entities.

•Jiangxi Hengdali Ceramic Materials Co. Ltd. (Gao’An City, Jiangxi Province) – there is a total of zero employees at this location attributable to our having entered into a new lease for the Hengdali facility in its entirety.

In addition to the foregoing:

•Most of the branches of Fujian and Jianxi commercial banks where the Company maintains bank accounts have not fully resumed their operation or otherwise have refused to perform bank confirmations for fear of contacting contaminated items.

•Cities and municipalities where the Company’s key customers and suppliers operate maintain monitoring and compulsory quarantine policies adopted during the COVID-19 outbreak; a number of the Company’s key customers and suppliers are unable to provide confirmations on time.

•The express delivery companies have not fully resumed their operations in most cities. The delivery periods have significantly extended as compared with those prior to the COVID-19 outbreak due to shortage of active staff. Additional disinfection and sterilization requirements are in place to prevent the potential virus transmission through courier packages.

●Effective November 1, 2021, we entered into a new lease agreement with the same lessee who had been leasing one of the production lines with the capacity to produce approximately 10 million square meters of ceramic tiles annually at the Hengdali facility. The new lease agreement replaces the eight-year contract entered into on March 1, 2016 and is for the Hengdali facility in its entirety which includes building, plant and facilities, and which contains all of its machinery, equipment and production lines. The new lease has a term of five years, from November 1, 2021 through October 31, 2026, for an annual rent of RMB 18.0 million. The leased Hengdali facility has an annual production capacity of 22.4 million square meters of ceramic tiles. Due to the lease agreement, the Company’s total annual production capacity of ceramic tiles is 22.8 million square meters which is solely attributable to its Hengda facility.

•We have also begun to implement a diversification strategy into certain trending technology businesses in China to broaden our business operations and to fuel our growth. These include business management and consulting including human resource restructuring and optimization, information system technology consulting services including the sales of software use rights for digital data deposit platforms and asset management systems, and an online social media platform including live streaming and e-commence platform development and consulting. Two of our newly incorporated subsidiaries, Chengdu Future Talented Management and Consulting Co, Ltd (“Chengdu Future”) and Antelope Holdings (Chengdu) Co., Ltd (“Antelope Chengdu”), who engage in computer consulting and software development, respectively, contributed 3.9% of the Company’s total revenue in fiscal 2020. In fiscal 2021, Chengdu Future, Antelope Chengdu and Hainan Kylin Cloud Services Technology Co., Ltd (“Hainan Kylin”), which engages in business management and consulting services for the online social commerce and live streaming industry, accounted for 33.1% of the Company’s total revenue. We are intent upon growing our technology businesses over time.

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

B.Business Overview

Overview

We are a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles, sold under the “HD” or “Hengda,” brands are available in over two thousand styles, colors and size combinations. Currently, we have five principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, and (v) polished glazed tiles. Porcelain tiles are our best-selling products, accounting for over 83.9% of our total revenue in 2021.

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

Our Hengda manufacturing facilities are operated by Jinjiang Hengda Ceramics Co., Ltd., and are located in Jinjiang, Fujian Province, and our Hengdali manufacturing facilities have historically been operated by Jiangxi Hengdali Ceramic Materials Co., Ltd., and are located in Gaoan, Jiangxi Province. The Company’s total annual production capacity is currently 22.8 million square meters of ceramic tiles which is solely attributable to its Hengda facility. Effective November 1, 2021, we entered into a new lease agreement with the same lessee who had been leasing one of the production lines with the capacity to produce approximately 10 million square meters of ceramic tiles annually at the Hengdali facility. The new lease agreement replaces the eight-year contract entered into on March 1, 2016 and is for the Hengdali facility in its entirety which includes building, plant and facilities, and which contains all of its machinery, equipment and production lines. The new lease has a term of five years, from November 1, 2021 through October 31, 2026, for an annual rent of RMB 18.0 million. The leased Hengdali facility has an annual production capacity of 22.4 million square meters of ceramic tiles, a reduction from its annual production capacity of 27.7 million square meters of ceramic tiles, resulting from the Company having retired two old furnaces at Hengdali in fiscal 2021. The Company believes that it is prudent to generate income from its unused production capacity from a third party rather than let it remain idle. In 2017, the Company retired two old furnaces at the Hengda facility and in July of 2018, it retired two more old furnaces. This resulted in the annual production capacity at Hengda being reduced to 22.8 million square meters of ceramic tiles which, due to the new third-party lease agreement for Hengdali, represents the Company’s total current production capacity. The Company’s strategy is to implement a diversification strategy into certain trending technology businesses in China to broaden its business operations and to fuel its growth. Therefore, it may not be likely that it will utilize the manufacturing capabilities at the leased Hengdali facility in the future for its own production purposes.

Due to currently challenging economic conditions, for the year ended December 31, 2021, we utilized production facilities capable of producing 2.38 million square meters ceramic tiles, as compared with the year ended December 31, 2020, when we utilized production facilities capable of producing 4.19 million square meters. During the year ended December 31, 2021, we had 10 production lines available for production and utilized two production lines during the peak season. As of December 31, 2021, we had seven production lines available for production (all were from Hengda), one of which was in use as of December 31, 2021. When in operation, each production line is optimized to manufacture specific size ranges to maximize efficiency and output.

We primarily sell our ceramic tile products through an exclusive distributor network. We have long-term relationships with our customers; most of our top ten customers in 2021 have been purchasing from us for over ten years. We have been in discussions with some large property developers in China to be their exclusive or primary provider of ceramic tiles and, although no arrangements or agreements have been entered into, we expect to enter into arrangements of that type in the foreseeable future.

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

To mitigate the challenging conditions in the real estate market in China and associated industries like our existing tile manufacturing business, we have incorporated new subsidiaries which are mainly engaged in trending technology businesses in China such as business management and consulting including human resource restructuring and optimization, information system technology consulting services including the sales of software use rights for digital data deposit platforms and asset management systems, and an online social media platform including live streaming and e-commence platform development and consulting.

China’s Ceramic Tile Industry

We operate in the Chinese ceramic tile industry which is fragmented, highly competitive and closely tied to the PRC economy. Although there is little industry data available, management believes from its knowledge of other manufactures that it is one of the largest PRC-based manufacturers of ceramic tiles.

In 2021, China’s gross domestic product (GDP) totaled approximately $17.7 trillion and was the world’s second largest economy after the United States. China’s annual 2021 GDP grew by 8.1% compared to 2.3% annual GDP growth in 2020, with the year-to-year increase attributable to an economic rebound from the outbreak of the COVID 19 pandemic in December 2019. We believe that construction and real estate development will continue to be a key driver behind China’s GDP growth with property investment and related industries constituting a significant percentage of its GDP. Demand for ceramic tile product depends upon and directly correlates to activity in the construction and real estate development industries. The ceramic tile industry’s two primary markets in the PRC are residential construction applications and commercial construction applications.

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

Commencing in the fourth quarter of 2012, we began experiencing challenging market conditions in China’s real estate and construction markets which resulted in a marked decrease in the sales volume of our ceramic tile products. Therefore, from that period forward, we have from time to time implemented a strategy of reducing the selling price of our ceramic tile products to be competitive in the market and to maintain market share. Further, over the last three fiscal years, challenging market conditions have become relatively more challenging due to the COVID-19 pandemic. In October 2019 we decreased the pricing of our ceramic tile products by an average of 15%. This resulted in a 26% increase in our sales volume for the second half of 2019 as compared to the same period of 2018. For the full fiscal year 2019, revenue decreased by 34.2% as compared to fiscal 2018 mainly due to the 27.0% decrease in sales volume resulting from the continued slowdown of China’s economy, especially in the manufacturing sector and the real estate industry. For the full fiscal year 2020, revenue decreased by 44.1% as compared to fiscal 2019 mainly due to the 35.4% decrease in sales volume resulting from a contraction in business from our customers which was primarily caused by the COVID-19 pandemic. For the full fiscal year 2021, ceramic tile revenue decreased by 20.9% as compared to fiscal 2020 mainly due to the 14.0% decrease in sales volume and 7.3% decrease in average sales price resulting from a contraction in business from our customers which was primarily caused by the COVID-19 pandemic.

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

Potential of Tier II and III cities

Much of the growth in China’s GDP is being driven by economic activity in Tier II and Tier III cities, such as Chengdu, Chongqing, and Tianjin, which commonly have populations that exceed 10 million individuals who often live in dwellings that do not meet modern standards. According to Jones Lang LaSalle, Tier I cities will account for only 10% of China’s commercial real estate activities by 2021, which highlights the attractive commercial development opportunities in Tier II and III cities. The economic impact of this trend is being felt across China’s Tier II and Tier III cities as the upswing in new residential and commercial construction projects and renovations is generating new demand for construction materials.

Importance of distributors

The majority of exterior ceramic tile manufacturers do not have sufficient resources to provide their own sales coverage nationwide and rely heavily on local distributors. As competition has intensified, many manufacturers have started to bid directly to real-estate developers for large construction projects. We have continued to rely on local distributors as our direct sales did not record any sales for the last three fiscal years. However, competitive forces could induce an increase in direct sales over time, placing a premium on a manufacturer’s internal sales force while requiring product lines with greater flexibility to meet customer demands.

Ceramic Tile Industry Products

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

Antelope Enterprises’ Ceramic Tile Products

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

Our Competitive Strengths

We believe the following competitive strengths will enable us to take advantage of the rapid growth of the ceramic tile industry in China:

Brand Recognition

We believe that the “Hengda” “HD” brands are well recognized and highly regarded in markets where our products are sold. In 2005, the brands “Hengda” and “HD” were each certified as a Fujian Well-Known Trademark by the Fujian Well-Known Trademark Award Commission and recognized as a “Chinese Well-known Trademark” in 2005 by the Intermediate People’s Court of Xiangtan City. Since 2012, we have been recognized with the “Asia’s 500 Most Influential Brands” award from the World Brand Laboratory. Our products are selected for inclusion in strategic and high-profile projects such as the 16th Asian Games, the 11th National Chinese Games Village and the Chinese Academy of Sciences.

Focus on Tier II and Tier III Cities

Because of recent efforts by the PRC government to tighten monetary policy and constrain real estate prices in the “Tier-I” cities such as Beijing, Shanghai, Shenzhen, and Guangzhou, we believe the outlook for our business has improved somewhat, given our concentration in Tier-II and Tier-III cities. We expect continued demand growth in the Tier-II and Tier-III cities, driven by urbanization trends as well as by the PRC government’s commitment to low-income housing.

Long-Term Sales Relationships

We have established an extensive distributor network and long-term customer relationships, where most of Hengda’s top ten customers in 2021 have been purchasing from us for over 10 years each.

Experienced Management Team

Our experienced, professional and dedicated management team brings a wealth of knowledge to our day-to-day operations and provides us with strategic direction and many years of experience in the ceramic industry.

Modern, environmentally friendly, and efficient manufacturing capabilities

We operate a modern manufacturing facility. Our Hengda facility received an ISO 9001:2000 accreditation, an international standard that acknowledged our quality control process. Our employees are required to undergo internal training regarding quality control policies, targets and procedures, as well as production and processing techniques.

We upgraded our Hengda production lines to recover and/or reuse wastewater, waste dust, exhaust and kiln after-heat in 2007, which reduced our energy usage and energy costs. Our leased Hengdali production lines were also built using new equipment that incorporates recovery methods for recycling waste water, waste dust, exhaust and kiln after-heat that operate at a higher efficiency rate. We received an Energy Conservation Advance Enterprise Award in 2008 from the Jinjiang City Government.

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

Our Ceramic Tile Growth Strategy

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

Further Enhancing Our Brand Awareness

We plan to enhance awareness of the “Hengda” or “HD” brands in the PRC exterior ceramic tile industry. Hengda produces our “Hengda” or “HD” brands, which are marketed toward the high-end market. Our branding strategy is to reach a larger customer base with a wide spectrum of product offerings. We plan on strengthening our brands by marketing our products to property developers and the construction industry, partnering with local distributors, attending national fairs and promoting our products through inclusion in strategic high-profile projects.

Developing Advanced Products That Meet Evolving Building Construction Requirements

We strive to develop new products that address market demand for advanced building materials that meet or exceed evolving government policies for energy efficiency. Further, we will continue to invest in research and development to maintain our competitive position in the industry. Our research and development efforts are focused on developing tiles which:

●	Reduce raw materials and energy consumption in the production process;
●	Have a density less than half of other tiles;
●	Reduce load bearing stress on exterior walls of buildings and tile shedding;
●	Recycle our by-products and limit waste output in our production process;
●	Utilize a honeycomb structure which optimizes insulation performance for new products, such as our light-weight product lines;
●	Have higher standards for water resistance; and
●	Are easier to attach to exterior walls.
●	Are designed to cool indoor temperatures of buildings and are sustainable energy efficient solution for both high rise apartment buildings and general housing.

Diversification into Trending Business Management and Consulting Technology Sectors in China

To mitigate the challenging conditions in the real estate market in China and associated industries like our ceramic tile manufacturing business, we incorporated new subsidiaries which are mainly engaged in trending technology businesses in China such as business management and consulting including human resource restructuring and optimization, information system technology consulting services including the sales of software use rights for digital data deposit platforms and asset management systems, and an online social media platform including live streaming and e-commence platform development and consulting.

Ceramic Tile Production Processes

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

(i)Inspecting

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

(ii)Mixing and Grinding

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

(iii)Spray Drying

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

(iv)Molding

The granules flow from a hopper into the mold die where they are compressed by steel plungers and then ejected by the bottom plunger in varying sizes based on specifications. The automated presses used operate at pressures as high as 1,600 tons per square meter. The ceramic bisque, a shaped non-fired ceramic tile, is then passed through to the dryer to remove most of the remaining water content present in preparation for the firing and/or glazing stages. The ceramic tiles are fed into the dryer and conveyed horizontally on rollers, at temperatures of 250°C for approximately 15 to 25 minutes based on tile type.

(v)Glazing

Glazing involves applying one or more coats of glaze, comprised mainly of silica and other coloring agents such as iron, chromium, cobalt or manganese, onto the ceramic tile surface. The dried ceramic bisque is then sent to the glazing station where a design and/or color is added. The glaze concentration and glazing quantity is controlled by computers to avoid chromatic aberration and lack of uniformity. Not all products, such as porcelain tiles, require glazing.

(vi)Firing

After molding and/or glazing, the ceramic bisque is fired in a kiln. Typically, the temperature in a kiln is about 1,200°C and the firing process takes less than one hour. The entire firing process is monitored and controlled by computers. We currently have twelve firing lines, nine located in the Hengda facility and three located at the leased Hengdali facility.

(vii)Packaging

After the firing process, tiles are inspected for quality. Ceramic tiles which pass inspection are packaged and moved to the storage facility.

Quality Control & Assurance

The quality of our products is critical to our continued growth and success. In July 2002, our Hengda facility received ISO 9001:2000 accreditation, an international certification certificate, acknowledging our quality control process. Quality control procedures begin at the receipt of raw materials and continue throughout the manufacturing process ending with a final quality check prior to packaging. Our employees are required to undergo internal training regarding our quality control policies, targets and procedures, as well as production and processing techniques. As of December 31, 2021, our quality assurance team consisted of 3 members.

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

Customers, Sales & Marketing

We primarily sell our products through an exclusive distributor network or directly to property developers. Distributors are located in major cities such as Shanghai, Beijing, and Shenyang and second and third tier cities such as Chengdu, Haikou, Hefei, Tianjin, Wuhan and other rural areas in the PRC. We have long-term relationships with many of our customers; most of our top ten customers in 2021 have been purchasing from us for several years.

The following table sets forth ceramic tile revenue by geographic market and the related percentage for the years ended 2019, 2020 and 2021:

Geographic	2019		2020		2021
Market	RMB’000	Percentage	RMB’000	Percentage	RMB’000	Percentage
PRC	326,561	99.7%	182,989	100%	144,743	100%
Japan	1,020	0.3%	—	—%	—	—%
Burma	2,840	0.6%	—	—%	—	—%
India	2,393	0.5%	—	—%	—	—%
Korea	2,673	0.5%	—	—%	—	—%
Thailand	2,122	0.4%	—	—%	—	—%
Hong Kong	1,661	0.3%	—	—%	—	—%
Spain	1,013	0.2%	—	—%	—	—%
Turkey	1,358	0.3%	—	—%	—	—%
South Africa	1,495	0.3%	—	—%	—	—%
Sierra Leone	935	0.2%	—	—%	—	—%
Ghana	866	0.2%	—	—%	—	—%
Russia	709	0.1%	—	—%	—	—%
Morocco	773	0.2%	—	—%	—	—%
Great Britain	825	0.2%	—	—%	—	—%
Total	327,581	100%	182,989	100%	144,743	100%

The following table sets forth ceramic tile revenue for our major customers and the related percentage of our net revenue for the years 2019, 2020 and 2021:

	2019
Customer Name	RMB’000	Percentage
Foshan City Jundian Ceramics Co., Ltd.	56,128	17.1%
Xiamen Xinrui Materials Co., Ltd.	40,189	12.3%
Chengdu City Dehui Construction Materials Co., Ltd.	36,056	11.0%
Gaoan Hechang Trading Co., Ltd	25,383	7.7%
Gaoan Jinfa Trading Co. Ltd.	23,781	7.3%
Wuhan Dashunkai Materials Co., Ltd.	18,123	5.5%
Liuzhou City Shengquanda Trading Co., Ltd	17,837	5.4%
Zhengzhou Qiyang Trading Co.,Ltd	17,190	5.2%
Kunming Wuye Trading Co., Ltd.	14,586	4.5%
Xieli (Fujian) Co., Ltd.	11,312	3.5%

	2020
Customer Name	RMB’000	Percentage
Foshan City Jundian Ceramics Co., Ltd.	49,702	27.2%
Xiamen Xinrui Materials Co., Ltd.	34,938	19.1%
Chengdu City Dehui Construction Materials Co., Ltd.	29,868	16.3%
Liuzhou City Shengquanda Trading Co., Ltd	14,930	8.2%
Zhengzhou Qiyang Trading Co., Ltd	9,542	5.2%
Sichuan Heli Construction Materials Co., Ltd	8,837	4.8%
Nanning Guchen Trading Co. Ltd.	8,078	4.4%
Wuhan Dashunka Construction Materials Co., Ltd.	8,019	4.4%
Xieli Fujian Trading Co., Ltd	7,135	3.9%
Hubei Wanshi Trading Co., Ltd.	6,001	3.3%
Fushan Yirui Materials Co., Ltd.	5,939	3.3%

	2021
Customer Name	RMB’000	Percentage
Foshan City Jundian Ceramics Co., Ltd.	12,790	8.8%
Xiamen Xinrui Materials Co., Ltd.	9,109	6.3%
Chengdu City Dehui Construction Materials Co., Ltd.	7,970	5.5%
Liuzhou City Shengquanda Trading Co., Ltd	3,608	2.5%
Wuhan Dashunkai Construction Materials Co.,Ltd	2,848	2.0%
Zhengzhou Qiyang Trading Co., Ltd	2,324	1.6%
Hubei Wanshi Trading Co., Ltd.	2,165	1.5%
Sichuan Heli Construction Materials Co., Ltd	1,742	1.2%
Xieli Fujian Trading Co., Ltd	1,599	1.1%
Nanning Guchen Trading Co. Ltd	1,367	0.9%

Our business and profitability of our ceramic tile business segment is not materially dependent on any industrial, commercial or financial contract with any of our customers. None of our directors or executive officers or their respective affiliates has any interest, direct or indirect, in any of our customers.

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

In the future, we intend to participate in international trade fairs and seminars from time to time to promote our brand and products, and to establish a network with industry professionals outside the PRC. To augment our plan to expand our markets internationally, our products will also be advertised on and available to purchase on the Internet. As of December 31, 2021, our sales and marketing department had 15 employees.

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

As of December 31, 2021, our backlog was nil attributable to the novel coronavirus pandemic and the disruption of normal business activities.

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

Our major suppliers for the last three years are set forth in the table below, and except for Jinjiang Xinao Gas Company Limited and Foshan City Sanshui Baoligao Inorganic Materials Co., Ltd., no suppliers accounted for more than 15% of our total purchases of raw materials and energy sources for the years ended December 31, 2019, 2020 and 2021. Our business or profitability is not materially dependent on any industrial, commercial or financial contract with any of our suppliers.

The following chart lists our major suppliers and the related percentage of our total purchases of raw materials and energy sources in fiscal years 2019, 2020 and 2021:

		2019
Supplier Name	Type	RMB’000	Percentage
Jinjiang Xinao Gas Company Limited	Gas	21,970	10.5%
Quanzhou Like Ceramic Materials Co., Ltd.	Color	9,920	4.7%
Foshan City Nanhai Huaxiong Ceramic Materials Co., Ltd.	Color	24,443	11.7%
Fengxin Huafeng Ceramic Co., Ltd.	Clay	28,419	13.6%
Yongchun Junjie Mining Co., Ltd.	Coal	26,551	10.3%
Foshan City Nanhai Zhongtai Glaze Production Plant	Color	—	—%
Foshan City Sanshui Golden Eagle Inorganic Materials Co., Ltd.	Color	29,088	13.9%
Fujian Nanping Minning Mining Exploitation Co., Ltd.	Clay	10,524	5.0%

		2020
Supplier Name	Type	RMB’000	Percentage
Jinjiang Xinao Gas Company Limited	Gas	7,846	12.2%
Quanzhou Like Ceramic Materials Co., Ltd.	Color	8,324	13.0%
Foshan City Nanhai Huaxiong Ceramic Materials Co., Ltd.	Color	8,676	13.5%
Quanzhou City Like Ceramic Co., Ltd.	Clay	8,710	13.6%
Foshan City Sanshui Golden Eagle Inorganic Materials Co., Ltd.	Color	9,451	14.8%
Yongchun Junjie Mining Co., Ltd	Coal	6,870	10.7%

		2021
Supplier Name	Type	RMB’000	Percentage
Jinjiang Xinao Gas Company Ltd.	Gas	8,488	15.3%
Quanzhou Like Ceramic Materials Co., Ltd.	Color	6,827	12.4%
Foshan City Nanhai Huaxiong Ceramic Materials Co., Ltd.	Color	7,473	13.5%

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

We focus our research and development efforts on the following:

●	Expanding and improving production capacity;
●	Improving and developing new production and processing techniques;
●	Improving the use and selection of raw materials to lower costs; and
●	Developing new products and designs to address changing market demands.

Our research and development costs were approximately RMB 6.38 million, RMB 1.21 million, and RMB 0.14 million for fiscal years 2019, 2020 and 2021. From time to time, we may enter into collaboration agreements with research institutes to develop new products or improve our production process. As of December 31, 2021, our R&D department had 7 employees.

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

Registered Trademarks

Our brand name distinguishes our products and promotes consumer awareness of our products.

We have registered the following trademarks in the PRC:

Trademark	Class/Products	Validity Term	Registration No.
	19/ Tile, ceramic tile and wave pattern tile	From April 27, 2019 to April 27, 2029	4971249

Except as disclosed above, as of December 31, 2021, our business or profitability is not materially dependent on any other trademarks, copyrights, registered designs, patents, grant of licenses from third parties, new manufacturing processes or other intellectual property rights.

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

Our Business Management and Consulting Segment

We have begun to execute on a corporate diversification strategy by incorporating new subsidiaries which are mainly engaged in trending technology businesses in China. These include business management and consulting including human resource restructuring and optimization, information system technology consulting services including the sales of software use rights for digital data deposit platforms and asset management systems, and an online social media platform including live streaming and e-commence platform development and consulting. Two of our new subsidiaries, Chengdu Future and Antelope Chengdu, made a modest contribution to our financial performance for the year ended December 31, 2020, and Hainan Kylin Cloud Services, Antelope Chengdu and Chengdu Future jointly made a significant contribution to our financial performance for the year ended December 31, 2021.

Chengdu Future Talented Management and Consulting Co., Ltd

Chengdu Future Talented Management and Consulting Co., Ltd (“Chengdu Future”), located in Chengdu, Sichuan Province, engages in a wide range of business consultancy services. Its main focus is to provide comprehensive consulting services in the areas of enterprise management, information systems, human resource management and operations engineering. It helps enterprises to develop and implement innovative solutions to enable their growth, improve their performance and efficiency and to resolve technical pain points to ensure their financial and operational stability. Chengdu Future plans to continue to expand the scope of its services and penetrate new markets across China.

Antelope Holdings (Chengdu) Co., Ltd.

Antelope Holdings (Chengdu) Co., Ltd., (“Antelope Chengdu”), located in Chengdu, Sichuan Province, engages in management consulting services including system process consulting, project analysis, financial analysis, and software products and services. It diagnoses difficulties in infrastructure and enterprise systems and addresses business challenges that enterprises confront by developing strategies to surmount such hurdles to ensure the healthy growth and development of its client companies. Its consulting teams have advanced technological knowledge and capabilities to implement workflow solutions via proprietary software products and services to help its enterprise clients with customized solutions to solve complex problems. Antelope Chengdu plans to continue to expand the scope of its services and penetrate new markets across China.

Hainan Kylin Cloud Services Technology Co., Ltd.

Hainan Kylin Cloud Services Technology Co., Ltd (“Hainan Kylin”), headquartered in Hainan Province, is an SAAS service platform that engages in online social media platforms including live streaming and e-commence platform development and consulting. Its online presence includes a human resources platform that matches enterprises with a wide range of freelance workers and entrepreneurs. It is a leader in online employment, includes technical, professional and the industrial supply chain job candidates, and replaces the traditional human resource structure. Its online platform also provides entrepreneurial business consulting, skills training, resources for self-employment, counseling, compensation payment system services and other financial services. The Hainan Kylin online employment platform is designed to save enterprises significant costs in recruiting and hiring and covers 32 provinces nationwide.

Hainan Kylin also operates social e-commerce platforms such as Yunji E-Commerce, Leke Unicorn, Douyin Live, KK Live, and others. It currently operates as a multi-channel network, or influencer network, that works with live streaming video platforms to make their programming, partnerships digital rights, revenue and monetization effective. It plans to expand its live streaming online platforms by developing an array of professional anchor broadcasters, as well as discover and provide amateur anchors with training services, who would provide value-added content and services. Hainin Kylin integrates hundreds of Internet, blockchain and financial institutions on to its online platforms. Its growth plans include entry into digital entertainment such as video games, computer hardware digital products and e-sports.

The following table sets forth business management and consulting revenue for our major customers and the related percentage of our net revenue for fiscal year 2021:

	2021
Customer Name	RMB'000	Percentage
Hangzhou Yajie Electronic Commerce Co., Ltd.	16,894	23.6%
Shanghai Pufei Investment Management Co., Ltd	9,233	12.9%
Wuhan Tianguzhiji Network Technology Co.,Ltd	8,058	11.3%
Ningbo Qinzhouyanzhi Network Technology Co.,Ltd	6,573	9.2%
Hangzhou Jitang Technology Co.,Ltd	3,891	5.4%
Shanghai Zhihuizhiyun Information Technology Co., Ltd	3,724	5.2%
Zhejiang Jilian Technology Co., Ltd	3,250	4.5%
Ningbo Ximu Network Technology Co., Ltd	3,117	4.4%
Hangzhou Daoxian Technology Co.,Ltd	3,011	4.2%
Hangzhou Jiayu Technology Co.,Ltd	2,140	3.0%

Our business and profitability of our business management and consulting segment is not materially dependent on any industrial, commercial or financial contract with any of our customers. None of our directors or executive officers or their respective affiliates has any interest, direct or indirect, in any of our customers.

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

Regulation of Dividend Distribution

The principal laws and regulations in China governing distribution of dividends by foreign-invested companies include:

●	The Sino-foreign Equity Joint Venture Law (1979), as amended;
●	The Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;
●	The Sino-foreign Cooperative Enterprise Law (1988), as amended;
●	The Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;
●	The Foreign Investment Enterprise Law (1986), as amended; and
●	The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

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

C.Organizational Structure

The following chart illustrates Antelope Enterprises’ organizational structure as of December 31, 2021:

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

On August 10, 2021, Antelope HK incorporated a 100% owned subsidiary Hainan Antelope Holdings Co., Ltd ("Antelope Hainan") in China. Antelope Hainan is engaged in the business management and consulting services. Antelope Hainan does not have any operations as of this report date.

On August 11, 2021, Antelope HK incorporated a 100% owned subsidiary Antelope Future (Yangpu) Investment Co., Ltd ("Antelope Yangpu") in China.  Antelope Yangpu is engaged in the business management and consulting services. Antelope Yangpu does not have any operations as of this report date.

On August 23, 2021, Antelope Hainan incorporated a 100% owned subsidiary Antelope Investment (Hainan) Co., Ltd ("Antelope Investment") in China.

Antelope Investment is engaged in the business management and consulting services. Antelope Investment does not have any operations as of this report date.

On September 9, 2021, Antelope Future incorporated a 100% owned subsidiary Antelope Ruicheng Investment (Hainan) Co., Ltd ("Antelope Ruicheng") in China. Antelope Ruicheng is engaged in the business management and consulting services. Antelope Ruicheng does not have any operations as of this report date.

On September 18, 2021, Antelope Ruicheng incorporated a 51% owned subsidiary Hainan Kylin Cloud Services Technology Co., Ltd (("Hainan Kylin") in China. Hainan Kylin is engaged in the business management and consulting services for online social commerce and live streaming industry.

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

D.Property, plant and equipment

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

We currently lease 17 properties in Jinjiang, Fujian Province in the PRC for various uses including warehouses, office space, workshops, staff quarters and stock yards. The lease terms range from three to five years. As of December 31, 2016 our Hengda production facility in Jinjiang City, Fujian Province in the PRC, had a total gross floor area of approximately 140,000 square meters and employed 728 production personnel and our Hengdali production facility in Gaoan, Jiangxi Province in the PRC, has a total gross floor area of approximately 244,324 square meters and employed 393 production personnel. The Hengda facility consists of nine production lines with an annual production capacity of 42 million square meters. The Hengdali facility consists of five production lines with an annual production capacity of 30 million square meters of ceramic tiles. Historically, we have not experienced any form of disruption in our production facility. However, our annual production capacity has been effectively reduced from 72 million square meters of ceramic tiles to 66 million square meters of ceramic tiles due to an eight-year contract to lease out one of the production lines from our Hengdali facility that we entered into in March 2016. Our annual production capacity was further reduced to 56.5 million square meters of ceramic tiles due to our having retired two old furnaces at the Hengda facility in July of 2018. Our annual production capacity was further reduced to 45.2 million square meters of ceramic tiles due to our having retired two old furnaces at the Hengdali facility in 2021. Due to current economic conditions, we are currently utilizing production facilities capable of producing 2.38 million square meters. We currently have 10 production lines (two of which were utilized at the end of 2021), with each production line optimized to manufacture specific size ranges to maximize efficiency and output. In addition, effective November 1, 2021, Hengdali cancelled the eight-year lease with lessee, and entered a new lease agreement with the same lessee to lease out the building, plant and facilities, and all the machinery and equipment, instead of just the production lines, for a term of five years from November 1, 2021 through October 31, 2026 for an annual rent of RMB 18 million. The leased Hengdali facility has an annual production capacity of 22.4 million square meters of ceramic tiles. Therefore, the Company’s total annual production capacity is currently 22.8 million square meters of ceramic tiles which is solely attributable to its Hengda facility.

During 2014, our Hengda facility was required by the local governmental entity to begin using natural gas to operate the facility, as opposed to coal. This mandated change in fuel source is part of a province-wide (and country-wide) effort to reduce pollution. This change resulted in our incurring a one-time charge of approximately RMB 5.6 million (US$ 0.9 million) in December 2013, and will increase our cost of goods produced at that facility because natural gas is a more expensive energy source than coal. Fuel source (comprising coal and natural gas) accounted for 5.2% and 3.7% of the total cost of sales in 2020 and 2021, respectively. There is no assurance that in the future our other production facilities will not be required to make similar modifications which could have similar adverse effects on our operations.

In 2015, we began renovating the showroom in our Hengda facility (the Hengda Exhibition Hall) that is a valuable resource for the marketing and promotion of our extensive line of building material products. We believe that upgrading this showroom will enable us to continue to secure significant new contracts for our products, especially from larger property developers. Capital expenditures for the new renovations to the Hengda Exhibition Hall were RMB 3.9 million (US$ 0.6 million) in the third quarter of 2015 and RMB 6.6 million (US$ 1.0 million) in the fourth quarter of 2015, with no unpaid balances as of December 31, 2015. The total cost of the renovations, which were completed in the fourth quarter, was RMB 10.5 million (US$ 1.6 million). We also constructed a new production line to manufacture glazed brick ceramic tiles in our Hengdali facility. Capital expenditures for the new line were RMB 18.6 million (US$ 2.9 million) in the third quarter of 2015 and RMB 130.1 million (US$ 20.1 million) in the fourth quarter of 2015, with no unpaid balances as of December 31, 2015. The total cost of the new production line was RMB 148.7 million (US$ 23.0 million). In March 2016, we entered into an eight-year contract to lease out one of the production lines from our Hengdali facility. The production line has the capacity to produce approximately 10 million square meters of ceramic tiles annually. The term of the contract is from March 1, 2016 to February 29, 2024, and the contract stipulates for the receipt of rental income of RMB 15.0 million (US$ 0.5 million) per year, including 6% value added tax. The purpose of this arrangement was to generate income from the unused production capacity. In 2021, Hengdali retired two old furnaces. Therefore, for the term of the eight-year lease, and as a result of two old furnaces having been put out of use at the facility, we may only produce up to 22.4 million square meters of ceramic tiles from our Hengdali facility. In 2017, Hengda retired two old furnaces; in July of 2018, Hengda retired two more old furnaces, which caused Hengda’s annual maximum production capacity to be reduced to approximately 22.8 million. Therefore, the Company’s annual production capacity has been effectively reduced from 72 million square meters of ceramic tiles, to 45.2 million ceramic tiles as of fiscal year end 2021. In addition, effective November 1, 2021, Hengdali cancelled the eight-year lease with lessee, and entered a new lease agreement with the same lessee to lease out the building, plant and facilities, and all the machinery and equipment, instead of just the production lines, for a term of five years from November 1, 2021 through October 31, 2026 for an annual rent of RMB 18 million. The leased Hengdali facility has an annual production capacity of 22.4 million square meters of ceramic tiles. Due to the lease agreement, the Company’s total annual production capacity of ceramic tiles is 22.8 million square meters which is solely attributable to its Hengda facility.

ITEM 4A.UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, on November 20, 2009, CHAC merged with and into Antelope Enterprise Holdings Limited (“Antelope Enterprises”), formerly known as China Ceramics Co., Ltd.), its wholly owned British Virgin Islands subsidiary, and, immediately thereafter, as part of the same integrated transaction, Antelope Enterprises acquired all of the outstanding securities of Success Winner.

Antelope Enterprises, through its operating subsidiaries, is a leading PRC-based manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles sold under the “HD” or “Hengda” brands, are available in over two thousand styles, colors and size combinations. Currently, we have five principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, and (v) polished glazed tiles. Porcelain tiles are our best-selling products, accounting for 83.9% and 77.7% of our total tiles products sales revenue for the years ended December 31, 2021 and 2020, respectively. Antelope Enterprises also engages in business management and consulting which consists of computer consulting services, software development, and operations in the online commerce and live streaming industry which are relatively new sectors for the Company, and these sectors accounted for 33.1% of total revenue for the year ended December 31, 2021.

The Company’s total annual production capacity is 22.8 million square meters of ceramic tiles which is solely attributable to its Hengda facility. Effective November 1, 2021, as a result of the Company’s intention not to use the Hengdali facility for its own production purposes, we entered into a new lease agreement with the same lessee who had been leasing one of the production lines with the capacity to produce approximately 10 million square meters of ceramic tiles annually at the Hengdali facility. The new lease agreement replaces the eight-year contract entered into on March 1, 2016 and is for the Hengdali facility in its entirety which includes building, plant and facilities, and which contains all of its machinery, equipment and production lines. The new lease has a term of five years, from November 1, 2021 through October 31, 2026, for an annual rent of RMB 18.0 million. The leased Hendali facility has an annual production capacity of 22.4 million square meters of ceramic tiles, a reduction from its annual production capacity of 27.7 million square meters of ceramic tiles, resulting from the Company having retired two old furnaces at Hengdali in fiscal 2021. The Company believes that it is prudent to generate income from its unused production capacity from a third party rather than let it remain idle. In 2017, the Company retired two old furnaces at the Hengda facility and in July of 2018, it retired two more old furnaces. This resulted in the annual production capacity at Hengda being reduced to 22.8 million square meters of ceramic tiles which, due to the new third-party lease agreement for Hengdali, represents the Company’s total current production capacity.

Due to currently challenging economic conditions, for the year ended December 31, 2021, we utilized production facilities capable of producing 2.38 million square meters ceramic tiles, as compared with the year ended December 31, 2020, when we utilized production facilities capable of producing 4.19 million square meters. During the year ended December 31, 2021, we had 10 production lines available for production and utilized two production lines during the peak season. As of December 31, 2021, we had seven production lines available for production (all were from Hengda), one of which was in use as of December 31, 2021. When in operation, each production line is optimized to manufacture specific size ranges to maximize efficiency and output.

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

On August 10, 2021, Antelope HK incorporated a 100% owned subsidiary Hainan Antelope Holdings Co., Ltd (“Antelope Hainan”) in China. Antelope Hainan is engaged in business management and consulting services. Antelope Hainan does not have any operations as of this report date.

On August 11, 2021, Antelope HK incorporated a 100% owned subsidiary Antelope Future (Yangpu) Investment Co., Ltd (“Antelope Yangpu”) in China. Antelope Yangpu is engaged in business management and consulting services. Antelope Yangpu does not have any operations as of this report date.

On August 23, 2021, Antelope Hainan incorporated a 100% owned subsidiary Antelope Investment (Hainan) Co., Ltd (“Antelope Investment”) in China. Antelope Investment is engaged in business management and consulting services. Antelope Investment does not have any operations as of this report date.

On September 9, 2021, Antelope Future incorporated a 100% owned subsidiary Antelope Ruicheng Investment (Hainan) Co., Ltd (“Antelope Ruicheng”) in China. Antelope Ruicheng is engaged in business management and consulting services. Antelope Ruicheng does not have any operations as of this report date.

On September 18, 2021, Antelope Ruicheng incorporated a 51% owned subsidiary Hainan Kylin Cloud Services Technology Co., Ltd (“Hainan Kylin”) in China. Hainan Kylin is engaged in business management and consulting services for the online social commerce and live streaming industry.

To mitigate the challenging conditions in the real estate market in China and associated industries like our existing tile manufacture business, we incorporated new subsidiaries which are mainly engaged in trending technology business in China such as business management and consulting including human resource restructuring and optimization, information system technology consulting services including the sales of software use rights for digital data deposit platforms and asset management systems, and an online social media platform including live streaming and e-commence platform development and consulting.

In December 2019, a novel strain of coronavirus (COVID-19) was reported and the World Health Organization has declared the outbreak to constitute a “Public Health Emergency of International Concern” and a global pandemic. We experienced (and continue to experience) significant adverse impacts resulting from COVID-19 pandemic and the related public health orders. The COVID-19 pandemic is disrupting supply chains and affecting production and sales across a range of industries as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. We are experiencing reduced demand for our products both internationally and domestically and an increased level of purchase order cancellations as a result of the COVID-19 pandemic. We also continue facing increasing uncertainties around our estimates of revenue collectability and accounts receivable credit losses. The impact of the COVID-19 outbreak had a material adverse impact on our operations and financial results.

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

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of and for the year ended December 31, 2021 and has been prepared based on the consolidated financial statements of Antelope Enterprise Holdings Limited and its subsidiaries. The consolidated financial statements of Antelope Enterprise Holdings Limited and its subsidiaries have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, or “IASB.” The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments that have been measured at fair value.

The business combination on November 20, 2009 has been accounted for as a reverse recapitalization. The acquisition agreement resulted in the former owner of Success Winner obtaining effective operating and financial control of the combined entity. Prior to the acquisition, we had no operating business. Accordingly, the acquisition does not constitute a business combination for accounting purposes and is accounted for as a capital transaction. That is, the transaction is in substance a reverse recapitalization, equivalent to the issuance of equity interests by Success Winner for the net monetary assets of Antelope Enterprise accompanied by a recapitalization. The consolidated financial statements are a continuation of the financial statements of Success Winner. The assets and liabilities of Antelope Enterprises are recognized at their carrying amounts at the date of acquisition with a corresponding credit to the consolidated equity and no goodwill or other intangible assets are recognized. The equity of the combined entity recognized at the date of acquisition represents the equity balances of Success Winner together with the deemed proceeds from the reverse recapitalization determined as described above. However, the equity structure presented in the consolidated financial statements (number and values of equity instruments issued) reflects the equity structure of the legal parent, Antelope Enterprises. Costs directly attributable to the transaction have been debited to equity to the extent of net monetary assets received.

Results of Operations

The following table sets forth our financial results for the years ended December 31, 2019, 2020 and 2021, respectively:

RMB(‘000)	2019	2020	2021
Revenues	327,581	182,989	216,270
Cost of revenues	(246,255)	(208,991)	(148,929)
Gross profit (loss)	81,326	(26,002)	67,341
Other income	14,636	21,931	9,420
Other expenses	—	—	(124)
Selling and distribution expenses	(11,321)	(9,356)	(6,322)
Administrative expenses	(25,111)	(26,619)	(32,436)
Bad debt expense	(68,660)	(150,268)	(125,554)
Finance costs	(315)	(2,748)	(2,166)
Loss before taxation	(9,445)	(193,062)	(89,841)
Income tax expenses	(56)	(33)	(217)
Net loss	(9,501)	(193,095)	(90,058)
Net loss attributable to:
Equity holders of the Company	(9,501)	(193,095)	(88,752)
Non-controlling interest	—	—	(1,306)
Net loss	(9,501)	(193,095)	(90,058)

The following table shows the Company’s operations by business segment for the years ended December 31, 2019, 2020 and 2021, respectively:

	For the years Ended December 31,
	2019	2020	2021
	RMB'000	RMB'000	RMB'000
Revenues
Sales of tile products	327,581	182,989	144,743
Business management and consulting	—	—	71,527
Total revenues	327,581	182,989	216,270

Cost of revenues
Sales of tile products	246,255	208,991	83,436
Business management and consulting	—	—	65,493
Total cost of revenues	246,255	208,991	148,929

Operating costs and expenses
Sales of tile products	36,747	38,723	20,292
Business management and consulting	—	—	9,955
Other	—	—	10,677
Total operating costs and expenses	36,747	38,723	40,924

Bad debt expense
Sales of tile products	68,660	150,268	115,407
Business management and consulting	—	—	10,147
Total bad debt expense	68,660	150,268	125,554

Other expenses
Sales of tile products	—	—	90
Business management and consulting	—	—	34
Total other expenses	—	—	124

Other income
Sales of tile products	7,436	14,682	9,389
Business management and consulting	7,200	7,249	29
Other	—	—	2
Total other income	14,636	21,931	9,420

Loss from operations
Sales of tile products	(9,445)	(193,062)	(65,093)
Business management and consulting	—	—	(14,073)
Other	—	—	(10,675)
Loss from operations	(9,445)	(193,062)	(89,841)

Description of Selected Income Statement Items

Revenue from sales of ceramic tile products.  We generate revenue from the sales of ceramic tiles, including porcelain tiles, glazed porcelain tiles, glazed tiles, rustic tiles and polished glazed tiles, net of rebates and discounts. For the past three fiscal years, the second and third calendar quarters have been the peak season of the property developing industry, and, therefore, our quarterly sales are usually highest from May to September compared to the rest of the year. Conversely, our sales were lower between the months of January to March. This is because property developing activities tend to be low due to the effects of cold weather and the PRC Spring Festival. Beginning on July 1, 2016, we reduced the selling price of certain of our slow-moving products by 10% with the goal of turning some of this inventory into cash. Beginning on October 1, 2016, in order to generate sales and move inventory, we instituted a 20% reduction in price of our slow-moving products. However, in 2017, we increased the pricing of our ceramic tile products by an average of 20%. Although we increased our average selling price twice with 10% product raises in 2017, we were not able to return to the price levels achieved prior to 2016. In April of 2018, we increased the pricing of our ceramic tile products by an average of 5%, but the sales did not improve as we expected, but decreased sharply due to a slowdown of the real estate industry. Therefore, we decreased the pricing of our ceramic tile products by an average of 10% in July 2018 to respond to the difficult market conditions. In October 2019, we further decreased the pricing of our ceramic tile products by an average of 15%. However, while the 15% price decrease in October 2019 helped boost sales volume in the latter half of the fiscal year, it did not offset the fall in our sales volume due to deteriorating market conditions that persisted through the entire year 2019. In 2020, we did not have any price adjustments of our ceramic tile products. In July 2021, Hengda increased the pricing of its ceramic tile products by an average of 15% and Hengdali decreased the pricing of its ceramic tile products by an average of 5%, and our total sales of ceramic tiles was significantly impacted by the COVID-19 pandemic. Revenue from the sale of ceramic tile products decreased by 20.9% for the year ended December 31, 2021 as compared to the year ended December 31, 2020, mainly due to the 14.0% decrease in sales volume and a decrease in average selling price of 7.0% resulting from a contraction in business from our customers primarily caused by the COVID-19 pandemic.

We also generated revenue from business management consulting, information system technology consulting services including the sales of software use rights for digital data deposit platforms and asset management systems, and social media platform development and consulting. For the year ended December 31, 2021, we generated RMB 71.5 million from Antelope Chengdu, Chengdu Future and Hainan Kylin Cloud Services who are engaged in these sectors.

Cost of revenues. Cost of revenues for tile products consists of costs directly attributable to production, including the cost of clay, color materials, glaze materials, coal, salaries for staff engaged in production activity, electricity, depreciation, packing materials, and related expenses.

The most significant factors that directly or indirectly affect our cost of sales are as follows:

●	Availability and price of clay;
●	Availability and price of coal; and
●	Availability and price of dyes; and
●	Price of energy.

Clay is a key material for making ceramic tiles, and accounted for approximately 5.7% and 8.8% of our cost of sales for the years ended December 31, 2021 and 2020, respectively. Fujian and Jiangxi Provinces, where our production facilities are located, are the largest clay resources areas in China and clay supply is stable and sufficient for our production and planned production.

Dyes are another key material for making ceramic tiles, and accounted for approximately 6.6% and 10.5% of our cost of sales for the years ended December 31, 2021 and 2020, respectively. A number of dyes are used in ceramic tiles, and the prices of different dyes have experienced fluctuations over the past few years.

Coal is another key material for making ceramic tiles during the firing stage. Coal accounted for approximately 0.1% and 2.4% of our cost of sales for the years ended December 31, 2021 and 2020, respectively. We have long-term relationships with our coal suppliers. The price of coal has experienced fluctuations over the past few years. The Company’s Hengda facility used natural gas instead of coal for manufacturing ceramic tiles, and natural gas accounted for approximately 3.6% and 2.8% of our cost of sales for the years ended December 31, 2021 and 2020, respectively.

For the year ended December 31, 2021, we had cost of revenues related to business management and consulting income of RMB 65.5 million, mainly consisted of professional costs for outsourcing technology services.

Other income and other expenses.  Other income consists of interest income, foreign exchange gain/loss, gain on disposal of equipment and rental income by leasing out one of its production lines. Other expenses primarily consist of the loss on disposal of equipment and the depreciation by leasing out one of our production lines. In addition, we had RMB 7.2 million in technology consulting income from our newly incorporated subsidiaries Chengdu Future and Antelope Chengdu during the year ended December 31, 2020.

Selling and distribution expenses.  Selling and distribution expenses consist of payroll, traveling expenses, transportation and advertising expenses incurred by our selling and distribution team.

Administrative expenses.  Administrative expenses consist primarily of R&D expense, employee remuneration, payroll taxes and benefits, general office expenses and depreciation. We expect administrative expenses to remain constant as compared to the prior year.

Income taxes. Our subsidiaries in the PRC are subject to the PRC Enterprise Income Tax Law, and the applicable income tax rate pursuant to such law for the years ended December 31, 2021 and 2020 is 25% for Hengda, Hengdali and Hainan Kylin Cloud Services Technology, 5% for Chengdu Future and Antelope Chengdu.

Results of Operations

Fiscal Year Ended 2021 Compared to the Fiscal Year Ended 2020

Revenue from sales of tile products.  The following table sets forth the breakdown of revenue, by product categories, for the years ended December 31, 2021 and 2020.

Revenue RMB (000)	2020	Percentage	2021	Percentage
Porcelain	142,230	77.7%	121,502	83.9%
Glazed Porcelain	1,624	0.9%	387	0.3%
Glazed	2,736	1.5%	202	0.1%
Rustic	24,461	13.4%	22,449	15.6%
Polished Glazed	11,938	6.5%	203	0.1%
Total	182,989	100.0%	144,743	100.0%

Revenue from sales of tile products was RMB 144.7 million (US$ 22.4 million) for the year ended December 31, 2021, compared to RMB 183.0 million (US$ 26.5 million) for the year ended December 31, 2020, representing a decrease of RMB 38.3 million, or 20.9%. The decrease in revenue was primarily due to the decrease in sales volume of 14.0% and a decrease in average selling price of 7.3%. The decrease in sales resulted from the continued slowdown of China’s economy, and both the manufacturing sector and the real estate industry were affected by the weaker economy and the adverse impact of the COVID-19 outbreak.

Porcelain tiles. Revenue from the sales of porcelain tiles decreased 14.6%, from RMB 142.2 million (US$ 20.6 million) for the year ended December 31, 2020 to RMB 121.5 million (US$ 18.8 million) for the year ended December 31, 2021. The decrease was primarily attributable to a decrease in our sales volume for the year of 2021 as compared to the same period of 2020. Porcelain tiles for exterior walls are still our most popular product and have the largest market potential of all of our tiles. We expect porcelain tiles to continue to be our key tile product for the foreseeable future.

Glazed porcelain tiles. Revenue from glazed porcelain tiles decreased 76.2%, from approximately RMB 1.6 million (US$ 0.2 million) for the year ended December 31, 2020 to RMB 0.4 million (US$ 59,960) for the year ended December 31, 2021.

Glazed tiles. Revenue from glazed tiles decreased 92.6%, from RMB 2.7 million (US$ 0.4 million) for the year ended December 31, 2020 to RMB 0.2 million (US$ 31,370) for the year ended December 31, 2021.

Rustic tiles. Revenue from rustic tiles decreased 8.2%, from RMB 24.5 million (US$ 3.5 million) for the year ended December 31, 2020 to RMB 22.4 million (US$ 3.5 million) for the year ended December 31, 2021.

Polished glazed tiles. Revenue from polished glazed tiles decreased 98.3%, from RMB 11.9 million (US$ 1.7 million) for the year ended December 31, 2020 to RMB 0.2 million (US$ 31,460) for the year ended December 31, 2021. We believe that this product represents both a functional and cost-effective replacement for actual marble or stone materials used in a decorative fashion inside homes. However, the demand for this type of tile decreased significantly due to the impact of the continued effects of the Covid-19 pandemic.

Revenue from business management and consulting.

For the year ended December 31, revenue from our new sector of business management and consulting income was RMB 71.5 million (US$ 11.1 million).

Cost of sales for sales of tile products. The following table sets forth the breakdown of cost of sales, by product segment, for the years ended December 31, 2021 and 2020:

Cost of sales RMB (‘000)	2020	Percentage	2021	Percentage
Porcelain	164,247	78.6%	71,002	85.1%
Glazed Porcelain	2,334	1.1%	237	0.3%
Glazed	3,132	1.5%	111	0.1%
Rustic	25,538	12.2%	11,983	14.4%
Polished Glazed	13,740	6.6%	103	0.1%
Total	208,991	100.00%	83,436	100.00%

Cost of sales for sales of tile products was RMB 83.4 million (US$ 12.9 million) for the year ended December 31, 2021 compared to RMB 209.0 million (US$ 30.3 million) for the year ended December 31, 2020, representing a decrease of RMB 125.6 million, or 60.0%. The decrease in cost of sales was primarily due to decreased sales and production, and the substantial increase in the reversal of an inventory impairment provision.

Cost of sales for business management and consulting.

Cost of sales for business management and consulting services was RMB 65.5 million (US$ 10.2million) for the year ended December 31, 2021.

Gross profit for sales of tile products. The following table sets forth the breakdown of our gross profit (loss) and gross profit (loss) margin by product segment for the years ended December 31, 2021 and 2020:

	2020		2021
	Gross
	Profit	Profit (Loss)	Gross	Profit
RMB (‘000)	(Loss)	Margin	Profit	Margin
Porcelain	(22,017)	(15.5)%	50,500	41.6%
Glazed Porcelain	(710)	(43.8)%	150	38.8%
Glazed	(396)	(14.5)%	91	45.0%
Rustic	(1,077)	(4.4)%	10,466	46.6%
Polished Glazed	(1,802)	(15.1)%	100	49.3%
All products	(26,002)	(14.2)%	61,307	42.4%

Gross profit was RMB 61.3 million (US$ 9.5 million) for the year ended December 31, 2021, as compared to a gross loss of RMB 26.0 million (US$ 3.8 million) for the year ended December 31, 2020, an increase of RMB 87.3 million.

Gross profit for business management and consulting,

Gross profit for the business management and consulting services was RMB 6.0 million (US$ 0.9 million) for the year ended December 31, 2021.

Other income. Other income for the year ended December 31, 2021 was RMB 9.4 million (US$ 1.5 million), as compared to RMB 21.9 million (US$ 3.2 million) for the same period of 2020. For both 2021 and 2020, other income was mainly attributable to the income from leasing out one of the production lines from our Hengdali facility pursuant to an eight-year lease contract. In addition, we generated RMB 7.2 million from computer consulting and software development during the year ended December 31, 2020. Since these new businesses had just launched and their income was fairly modest, it was included in this reporting line item for fiscal 2020.

Selling and distribution expenses. Selling and distribution expenses were RMB 6.3 million (US$ 1.0 million) for the year ended December 31, 2021, compared to RMB 9.4 million (US$ 1.4 million) for the year ended December 31, 2020, representing a decrease of RMB 3.0 million, or 32.4%. The decrease in selling and distribution expenses was primarily due to decreased advertising expense by RMB 2.0 million and decreased salary expense of salesperson by RMB 1.0 million.

Administrative expenses. Administrative expenses were RMB 32.4 million (US$ 5.0 million) for the year ended December 31, 2021, compared to RMB 26.6 million (US$ 3.9 million) for the year ended December 31, 2020, representing an increase of RMB 5.8 million, or 21.9%. The increase in administrative expenses was primarily due to an increase in consultant fees of RMB 8.5 million which was partly offset by (i) an RMB 1.1 million decrease in research and development expenses, (ii) an RMB 1.4 million decrease in professional fees, and (iii) an RMB 0.2 million decrease in directors’ fees.

Bad debt expense. Bad debt expense was RMB 125.6 million (US$ 19.5 million) for the year ended December 31, 2021, compared to RMB 150.3 million (US$ 21.8 million) for the year ended December 31, 2020. We recognize a loss allowance for expected credit loss on our financial assets, primarily on trade receivables, which are subject to impairment under IFRS 9, Financial Instruments, first effective for year 2018. We believe that we have undertaken appropriate measures to resolve the bad debt expense. We will continue to review each of our customers for credit quality as well as assiduously test their accounts receivables balances in each upcoming fiscal period.

Finance costs. Finance costs were RMB 2.2 million (US$ 0.3 million) for the year ended December 31, 2021, compared to RMB 2.7 million (US$ 0.4 million) for the year ended December 31, 2020. The decrease was mainly due to the decrease of interest expense on lease liabilities. We adopted IFRS 16 during the year ended December 31, 2019, and recognized lease liabilities in relation to leases which had previously been classified as “operating leases”. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The difference between the actual payment and lease liabilities was the interest expense.

Other expenses. Other expenses were RMB 124,000 (US$ 19,000) for the year ended December 31, 2021, as compared to RMB nil (US$ nil) for the year ended December 31, 2020, representing an increase of RMB 124 or 100.0%. The increased other expenses were mainly due to an increase in the foreign currency transaction exchange loss.

Loss before taxation. Loss before taxation was RMB 89.8 million (US$ 13.9 million) for the year ended December 31, 2021, as compared to a loss before taxation of RMB 193.1 million (US$ 28.0 million) for the year ended December 31, 2020. The decrease in loss before taxation was mainly due to an increased reversal of the inventory provision, decreased bad debt expense and increased gross profit for the year ended December 31, 2021 as described above.

Income taxes. We incurred an income tax expense of RMB 0.2 million (US$ 34,000) for the year ended December 31, 2021 compared to an income tax expense of RMB 33,000 (US$ 5,000) for the year ended December 31, 2020. Our PRC statutory enterprise income tax rate was 25% for the year ended December 31, 2021 and 2020.

Net loss attributable to equity holders of the Company. Net loss attribute to equity holders of the Company was RMB 88.8 million (US$ 13.8 million) for the year ended December 31, 2021, as compared to a loss attributable to the Company’s shareholders of RMB 193.1 million (US$ 28.0 million) for the year ended December 31, 2020. The decrease in net loss attributable to shareholders in 2021 was attributable to the reasons described above.

Net loss attributed to non-controlling interest. Net loss attributed to non-controlling interest was RMB 1.3 million (US$ 0.2 million) and RMB nil (US$ nil) for the years ended December 31, 2021 and 2020. Non-controlling interest represented the 49% ownership of Hainan Kylin.

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

Revenue decreased by RMB 144.6 million, or 44.1%, to RMB 183.0 million ($26.5 million) in the year ended December 31, 2020, from RMB 327.6 million ($47.4 million) for the year ended December 31, 2019. The decrease in revenue was primarily due to the decrease in sales volume of 35.4% and a decrease in average sales price of 13.6%.

Porcelain tiles. Revenue from the sales of porcelain tiles decreased 43.0%, from RMB 249.4 million ($36.1 million) for the year ended December 31, 2019 to RMB 142.2 million ($20.6 million) for the year ended December 31, 2020. The decrease was primarily attributable to a decrease in our sales volume in 2020 as compared to 2019. Porcelain tiles for exterior walls are still our most popular product and have the largest market potential of all of our tiles. We expect porcelain tiles to continue to be our key tile product for the foreseeable future.

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

Polished glazed tiles. Revenue from polished glazed tiles decreased 53.0%, from RMB 25.4 million ($3.7 million) for the year ended December 31, 2019 to RMB 11.9 million ($1.7 million) for the year ended December 31, 2020. We began selling polished glazed tiles in the second quarter of 2011. We believe that this product represents both a functional and cost-effective replacement for actual marble or stone materials used in a decorative fashion inside homes. The polished glazed tiles are larger than our other tiles and we believe that demand for this series could increase in the future.

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

Cost of sales was RMB 209.0 million ($30.3 million) for the year ended December 31, 2020 compared to RMB 246.3 million ($ 35.6 million) for the year ended December 31, 2019, representing a decrease of RMB 37.3 million, or 15.1%. The decrease in cost of sales was primarily due to decreased sales and production.

Gross profit (loss). The following table sets forth the breakdown of our gross profit (loss) and gross profit (loss) margin by product segment for the years ended December 31, 2020 and 2019:

	December 31,
	2019		2020
	Gross	Profit	Gross	Profit
RMB (‘000)	Profit	Margin	Profit	Margin
Porcelain	62,179	24.9%	(22,017)	(15.5)%
Glazed Porcelain	596	10.0%	(710)	(43.8)%
Glazed	1,612	25.5%	(396)	(14.5)%
Rustic	11,214	27.7%	(1,077)	(4.4)%
Polished Glazed	5,725	22.5%	(1,802)	(15.1)%
All products	81,326	24.8%	(26,002)	(14.2)%

Our gross profit (loss) decreased RMB 107.3 million from a gross profit of RMB 81.3 million ($11.8 million) for the year ended December 31, 2019 to a gross loss of RMB 26.0 million ($3.8 million) for 2020.

Other income. Other income for the year ended December 31, 2020 was RMB 21.9 million ($3.2 million), as compared to RMB 14.6 million ($2.1 million) for the same period of 2019. For both 2020 and 2019, other income was mainly the leasing income from leasing out one of the production lines from its Hengdali facility pursuant to an eight-year lease contract. In addition, we generated RMB 7.2 million from our newly incorporated subsidiaries, Chengdu Future and Antelope Chengdu, who engage in computer consulting and software development, respectively.

Selling and distribution expenses. Selling and distribution expenses were RMB 9.4 million ($1.4 million) for the year ended December 31, 2020, as compared to RMB 11.3 million ($1.6 million) for the year ended December 31, 2019, representing a decrease of RMB 1,965,000, or 17.4%. The decrease in selling and distribution expenses was primarily due to a decrease in payroll expenses of RMB 630,000, a decrease in travel expenses of RMB 268,000 and a decrease in advertising expenses of RMB 1,060,000.

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

Finance costs. Finance costs increased from RMB 315,000 ($ 0.05 million) for the year ended December 31, 2019 to RMB 2.7 million ($0.4 million) for the year ended December 31, 2020. The increase was mainly due to an increase in interest expense associated with our lease liability.

Loss before taxation. Loss before taxation was RMB 193.1 million ($28.0 million) for the year ended December 31, 2020, as compared to a loss before taxation of RMB 9.4 million ($1.4 million) for the year ended December 31, 2019. The increase in loss before taxation was mainly due to the gross loss and an increase in bad debt expense for the year ended December 31, 2020.

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

Liquidity and Capital Resources

The following table presents a summary of our cash flows and beginning and ending cash balances for the years ended December 31, 2019, 2020 and 2021:

RMB (‘000)	2019	2020	2021
Net cash generated from / (used in) operating activities	6,287	(313)	(8,123)
Net cash used in investing activities	(1,066)	2,739	(1,279)
Net cash generated from / (used in) financing activities	(5,907)	1,335	24,397
Net cash flow	(686)	3,761	14,995
Cash and cash equivalents at beginning of year	9,016	8,212	12,344
Effect of foreign exchange rate differences	(118)	371	541
Cash and cash equivalents at end of year	8,212	12,344	27,880

We have historically financed our liquidity requirements mainly through operating cash flow, bank loans and issuance of new shares. We believe that we will generate sufficient cash from operations to meet our needs for the next twelve months.

However, we may sell additional equity or obtain credit facilities to enhance our liquidity position or to increase our cash reserve for future acquisitions and capital equipment expenditures. The sale of additional equity would result in further dilution of our equity to our shareholders. The incurrence in indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot provide assurance that financing will be available in amounts or on terms acceptable to us, if at all.

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

On January 8, 2020, the Company executed subscription agreements (each, a “Subscription Agreement”) in connection with a $500,000 private placement of its ordinary shares with three accredited investors (the “Private Placement”) at the price of $0.75 per share (pre-reverse stock split). The Company agreed to register the shares sold in the Private Placement for resale no later than 270 days after the closing of the Private Placement. There were no discounts or brokerage fees associated with this Offering. The net proceeds of the Private Placement will be used for working capital and general corporate purposes.

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

On December 7, 2020, the Company executed subscription agreements with three individual accredited investors to offer and sell in a private placement 566,379 of the Company’s common shares at the per share price of $2.32 (which was the closing price for the Company’s common shares on December 4, 2020) for gross proceeds of approximately $1.3 million. The proceeds of the transaction will be used for working capital and general working purposes. There were no discounts or brokerage fees associated with this offering.

On February 12, 2021, the Company entered into a Securities Purchase Agreement with certain institutional investors for the sale of 588,235 common shares, at a purchase price of $3.57 per share. Concurrently with the sale of the Common Shares, pursuant to the Purchase Agreement the Company also sold warrants to purchase 588,235 common shares. The Company sold the Common Shares and Warrants for aggregate gross proceeds of approximately $2.1 million, before commissions and expenses. The five-year Warrants will be immediately exercisable at an exercise price equal to $3.57 per share, and will terminate on the five-year anniversary of the initial exercise date of the Warrants. The net proceeds from the transactions will be approximately $1.86 million, after deducting certain fees due to the placement agent and the Company’s estimated transaction expenses, and will be used for working capital and general corporate purposes.

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

On June 10, 2021, the Company commenced a registered direct offering of securities, and executed a Securities Purchase Agreement (the “SPA”) with three institutional accredited investors pursuant to which it sold 913,875 of the Company’s common shares at the per share price of $3.48 (which was priced in excess of the average of the five-day closing price for the Company’s common shares preceding execution of the SPA, which was $3.42). In a concurrent private placement, the Company sold to such investors warrants to purchase 913,875 common shares. The Investor Warrants have an exercise price per share of $3.42, subject to adjustment and have a term of five years; the transaction yielded gross proceeds to the Company of $3,180,285, before payment of commissions and expenses.

In addition, the Company issued warrants to the Placement Agent to purchase a number of common shares equal to 5.0% of the aggregate number of shares sold to the investors in this offering, as well as the warrant shares issuable upon exercise of the Warrants issued in the concurrent private placement, as additional placement agency compensation. The Placement Agent Warrants have substantially the same terms as the Investor Warrants, except that the Placement Agent Warrants will have an exercise price of $4.35.

Cash flows from operating activities.

Our net cash used in operating activities was RMB 8.1 million ($1.3 million) for the year ended December 31, 2021, an increase of RMB 7.8 million as compared to a cash outflow of RMB 0.3 million for the year ended December 31, 2020. The increase in cash outflow was mainly due to an increase in operating cash outflow before working capital changes of RMB 17.2 million, an increase in cash outflow on trade receivables of RMB 0.8 million, an increase in cash outflow on other receivables and prepayments of RMB 21.1 million and increased cash outflow on taxes payable of RMB 4.7 million, which was partly offset by an increase in cash inflow from inventories of RMB 4.5 million, a decrease in cash out flow on unearned revenue of RMB 16.2 million and a decrease in cash outflow from trade payable of RMB 15.4 million.

Our net cash used in operating activities was RMB 0.3 million ($45,000) for the year ended December 31, 2020, a decrease of RMB 6.6 million as compared to a cash inflow of RMB 6.3 million for the year ended December 31, 2019. The decrease of cash inflow was mainly due to a decrease in operating cash inflow before working capital changes of RMB 46.4 million, an increase in cash outflow on trade receivables of RMB 53.1 million and an increase in cash outflow on trade payables of RMB 14.1 million, which were partly offset by an increase of cash inflow from inventories of RMB 96.6 million, a decrease in cash outflow from taxes payable of RMB 8.4 million and a decrease in cash outflow from other payables of RMB 2.1 million.

Cash flows from investing activities.

Net cash used in investing activities for the year ended December 31, 2021 was RMB 1.3 million (US$ 0.2 million), compared to cash inflow of RMB 2.7 million for the year ended December 31, 2020. The increase of cash outflow was mainly due to the purchase of fixed assets in 2021, while we had cash inflow from the release of restricted cash in 2020.

Net cash generated from investing activities for the year ended December 31, 2020 was RMB 2.7 million (US$ 0.4 million), compared to a cash outflow of RMB 1.1 million for the year ended December 31, 2019. The increase of cash inflow was mainly due to the decrease in restricted cash.

Cash flows from financing activities.

Net cash generated from financing activities was RMB 24.4 million (US$ 3.8 million) for the year ended December 31, 2021, compared to a cash inflow of RMB 1.3 million for the year ended December 31, 2020, primarily due to an increase in the issuance of share capital of RMB 13.5 million and proceeds from warrants exercised of RMB 10.3 million for the year ended December 31, 2021, which was partly offset by an increase in a payment for a lease liability by RMB 0.6 million and a decrease in an advance from related parties by RMB 0.1 million.

Net cash generated from financing activities was RMB 1.3 million (US$ 0.2 million) for the year ended December 31, 2020, compared to a cash outflow of RMB 5.9 million for the year ended December 31, 2019, primarily due to an increase in the issuance of share capital by RMB 11.0 million and an increase in advance from related parties by RMB 117,000 for the year ended December 31, 2020, which was partly offset by an increase in a payment for a lease liability by RMB 0.9 million and a decrease in proceeds from warrants exercised of RMB 2.9 million.

Cash and bank balances were RMB 27.9 million (US$ 4.4 million) as of December 31, 2021, as compared to RMB 12.3 million as of December 31, 2020.

As of December 31, 2021, our total outstanding bank loan amounts were nil.

Operating lease commitments totaled RMB 46.7 million (US$ 7.3 million) as of December 31, 2021. Operating lease commitments totaled RMB 60.2 million (US$ 9.2 million) as of December 31, 2020.

There were no commitments for advertising and insurance expenditure as of December 31, 2021.

In our opinion, our working capital, including our cash, income and cash flows from operations, and short-term borrowings, is sufficient for our present requirements.

However, we may sell additional equity or obtain credit facilities to enhance our liquidity position or to increase our cash reserve for future acquisitions and capital equipment expenditures. The sale of additional equity would result in further dilution of our equity to our shareholders. The incurrence in indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot provide assurance that financing will be available in amounts or on terms acceptable to us, if at all.

Inventory Management

Our inventory is comprised of raw materials, work in progress and finished goods. Raw materials are purchased from our suppliers located in Fujian, Guangdong and Jiangxi Provinces and comprise mainly of clay, coal, colorings and glazing materials.

We have sufficient raw materials to support, on average, three weeks of production at any point in time. This helps to minimize any potential delays in our production process which may arise due to insufficient raw materials. Our production of ceramic tiles is based on customers’ orders. In doing so, we minimize storage space and maintain a relatively low inventory level of finished products. Our inventory turnover for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2019	2020	2021
Inventories (RMB’000)	165,296	52,201	31,589
Inventory turnover (days) (1)	217	190	183
(1)	The average inventory turnover is computed based on the formula: (simple average opening and closing inventories balance in a financial year / cost of sales) × 365 days.

The write-down of inventory for the years ended December 31, 2021, 2020 and 2019 was a reversal of write-down RMB 99.2 million in 2021, a reversal of write-down RMB 2.3 million in 2020, and a reversal of write-down RMB of 56.8 million in 2019, and was charged to Cost of Sales.

Credit Management

Credit terms to our customers

We typically extend credit terms of approximately 90 days to our customers. We grant credit terms based on the reputation, creditworthiness, size of orders, payment records and number of years we have done business with the customer. We do not have a products’ return policy. In the year ended December 31, 2021 and December 31, 2020, we recorded RMB 125.6 million (US$ 19.5 million) and RMB 150.3 million (US$ 21.8 million), respectively, for provision for bad debt related to the amount of outstanding trade receivables that did not conform with the Company’s credit policy.

Personnel from our sales and marketing department typically conduct visits to new customers to evaluate their credit worthiness before entering into any arrangements with them. In addition, as Hengda was awarded a Top 500 Brand award, we increased the deposit required from new distributors from RMB 0.4 million to RMB 1.0 million.

Our average trade receivables’ turnover for sales of tile products for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2019	2020	2021
Trade receivables (RMB’000)	177,023	101,470	51,335
Trade receivables turnover (days) (1)	194	242	168

Our average trade receivables’ turnover for business management and consulting for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2019	2020	2021
Trade receivables (RMB’000)	—	—	81
Trade receivables turnover (days) (1)	—	—	11
(1)	The average trade payables’ turnover is computed based on the formula: (simple average opening and closing trade payables balance, net of value-added tax in facial year / purchases) × 365 days.

Credit terms from our suppliers

Our typical credit terms from our major suppliers are from 1 to 4 months after the raw materials have been delivered. Our average trade payables’ turnover for sales of tile products for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2019	2020	2021
Trade payables (RMB’000)	22,577	6,750	3,673
Trade payables turnover (days) (1)	30	22	20

Our average trade payables’ turnover for business management and consulting for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2019	2020	2021
Trade payables (RMB’000)	—	—	2,617
Trade payables turnover (days) (1)	—	—	7
(1)	The average trade payables’ turnover is computed based on the formula: (simple average opening and closing trade payables balance, net of value-added tax in facial year / purchases) × 365 days.

Capital Expenditures

Our capital expenditures primarily consist of expenditures on property, plant and equipment.

There were no capital expenditures for the fiscal year ended December 31, 2021.

Contractual Obligations

Our contractual obligations consist mainly of debt obligations, operating lease obligations and other purchase obligations and commitments, and will be paid off with our cash flow from operations. The following table sets forth a breakdown of our contractual obligations (including both interest and principal cash flows) as of December 31, 2021:

	Payment Due by Period
		Less than 1	1-3	3-5	More than 5
	Total	year	years	years	years
Short-term debt obligations (1)	—	—	—	—	—
Operating lease obligations (2)	49,448	14,883	34,565	—	—
Other obligations (3)	—	—	—	—	—
Total	49,448	14,883	34,565	—	—
(1)	Amounts represent principal and interest cash payments over the life of the bank loans, including anticipated interest payments that are not recorded in the financial statements.
(2)	We lease plant buildings, production factories, warehouses and employees’ hostel from non-related parties under non-cancellable operating lease arrangements.
(3)	Includes advertising and insurance expenditure contracted but not provided for in the financial statements.

Off-Balance Sheet Arrangements

We do not have any outstanding off-balance arrangements and have not entered into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

Impact of Inflation

The general annual inflation rate in China was approximately 2.5% in 2020, and 0.9% in 2021 according to the National Bureau of Statistics. Our results of operations may be affected by inflation, particularly rising prices for energy, labor costs, raw materials and other operating costs. See “Item 3. Key Information — Risk Factors — Risks relating to our business. If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.”

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

(i)Credit risk

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

Cash and bank balances

Our bank deposits are placed with reputable banks in the PRC, Hong Kong and the United States. The credit exposure of our cash and bank balances (excluding restricted cash) as of December 31, 2019, 2020 and 2021 were RMB 8,212,000 and RMB 12,344,000 and RMB 27,880,000, respectively.

(ii)Liquidity risk

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

The table below summarizes the maturity profile of the liabilities based on contractual undiscounted payments:

	As of December 31, 2021
		More than 1
		year but less
	Within 1 year	than 5 years	Total
	RMB’000	RMB’000	RMB’000
Trade payables	6,290	—	6,290
Amounts owed to related parties	36,348	—	36,348
Lease liabilities	14,883	34,565	49,448
Total	57,521	34,565	92,086

(iii)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of our financial instruments will fluctuate because of changes in market interest rates.

Our interest-bearing bank deposits and borrowings were nil as of December 31, 2021.

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

As at December 31, 2019, 2020 and 2021, nearly all of our monetary assets and monetary liabilities were denominated in RMB except certain bank balances and other payables which were denominated in US dollars and HKD.

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

All of our leases are operating leases for the years ended December 31, 2021, 2020 and 2019.

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods, net of rebates and discounts. No such rebates were paid to distributors since year 2013. Provided it is probable that the economic benefits will flow to us and the revenue and costs, if applicable, can be measured reliably, revenue is recognized as follows:

●	Sales of goods are recognized upon transfer of the significant risks and rewards of ownership to the customer. This is usually taken as the time when the goods are delivered and the customer has accepted the goods. Once goods are accepted by a customer, there is no continuing management involvement with the goods and we do not have the obligation to accept the return of the goods to us from the customer.
●	Rental income is recognized based upon our annual rental over the life of the lease under operating lease, using the straight-line method.
●	Interest income is recognized on a time-proportion basis using the effective interest method.

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

Impairment loss recognized in respect of property, plant and equipment

As of December 31, 2021, the carrying amount of property, plant and equipment was approximately RMB 1,250,000 (2020: RMB 68,000). No impairment loss was recognized in 2021 and 2020. Determining whether property, plant and equipment are impaired requires an estimation of the recoverable amount of the property, plant and equipment. Such an estimate was based on certain assumptions which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of investment property

As of December 31, 2021, the carrying amount of investment property was nil (2020: nil). No impairment loss was recognized in 2021 and 2020. Determining whether an investment property is impaired requires an estimate of the recoverable amount of the investment property. Such an estimate was based on certain assumptions which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of land use rights

As of December 31, 2021, the carrying amounts of land used rights was nil (2020: nil). No impairment loss were recognized against the original carrying amount of land use rights in fiscal 2021 and 2020, respectively. Determining whether land use rights are impaired requires an estimate of the recoverable amount of the land use rights. Such an estimate was based on certain assumptions which are subject to uncertainty and might materially differ from the actual results.

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

The Company recognized bad debts of RMB 125.6 million and RMB 150.3 million in the years ended December 31, 2021 and 2020, respectively.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and senior management

Our current directors and executive officers are:

Name	Age	Position
Huang Meishuang	37	Chair of the Board and Chief Executive Officer
Hen Man Edmund	49	Chief Financial Officer
Roy Tan Choon Kang (1)(2)(3)(4)	50	Director
Shen Cheng Liang (1)(2)(3)	66	Director
Song Chungen (1)(2)(3)	45	Director
Alex Ng Man Shek	52	Executive Director and Corporate Secretary
(1)	Member of audit committee
(2)	Member of compensation committee
(3)	Member of nominations committee
(4)	Audit committee financial expert

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

B.Compensation

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

Director Compensation

Starting April 1, 2010, our Board determined to provide its non-employee members annual compensation of $40,000. The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2021 to each of our non-employee directors for such person’s service as a director (including contingent or deferred compensation accrued during 2020):

		Value of
	Compensation	Options(1)
Name and Principal Position	RMB	RMB	Total RMB
Song Chungen	559,071	—	559,071
Roy Tan Choon Kang	290,286	—	290,286
Alex Ng Man Shek	978,000	—	978,000
Shen Cheng Liang	—	—	—
(1)	No options were granted to our directors in 2021.

Executive Officers

The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2021 to each of our officers for such person’s service as an officer (including contingent or deferred compensation accrued during 2021, but not including any amounts paid to such persons for their services as directors):

			Value of Stock
	Salary	Bonus	Compensation (2)	Total
Name and Principal Position (1)	RMB	RMB	RMB	RMB
Huang Meishuang, CEO	56,917	—	1,261,775	1,318,692
Hen Man Edmund, CFO	579,208	—	573,534	1,152,742
(1)	No options were granted to our executives in 2021.
(2)	Stock Compensation were granted to our Chief Executive Officer and Chief Financial Officer in 2021.

Retirement Benefits

As of December 31, 2021, we have contributed to the government-mandated employee welfare and retirement benefit plan and provided pension, retirement or similar benefits to its employees. The PRC regulations require us to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. We have no further commitments beyond our monthly contribution.

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

●	The term of the employment agreements is three years (June 19, 2019 to June 18, 2022 for Huang Meishuang), one year (July 1, 2021 to June 30, 2022 for Hen Man Edmund and Alex Ng Man Shek).
●	From July 1, 2017, Hen Man Edmund received compensation of RMB 50,715 (HKD 58,500) per month. From July 1, 2017, Alex Ng Man Shek received compensation of RMB 69,354 (HKD 80,000) per month. Alex became our director starting from October 2017.
●	We may dismiss any of the above officers if any of the following events occurs with respect to the officer: (1) failure to show up for work, (2) failure to provide required documents, (3) falsification of documents, criminal record, etc., (4) serious violation of such officers’ labor rules and of regulations, (5) serious lapse of duties and responsibilities, (6) activities that violate regulations, resulting in loss of more than RMB 4,000, (7) operation of his own business during the term of his employment, (8) criminal prosecution and labor punishment, (9) request by the officer to resign, (10) causing us to sign or change any contract through fraud, coercion and other fraudulent means, or (11) other situations stipulated by law and statutes.
●	Each officer is subject to the non-compete provisions of the agreement for a period of three years following termination of the employment agreement and non-solicitation provisions of the agreement for a period of two years following termination of the employment agreement.

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

C.Board Practices

The term of each director is until their resignation or removal.

Our board of directors has established an audit committee, a compensation committee and a governance and nominating committee.

Audit Committee. The audit committee consists of Roy Tan Choon Kang (Chair and the Audit Committee financial expert), Shen Cheng Liang and Song Chungen.

The board of directors has adopted an audit committee charter, providing for the following responsibilities of the audit committee:

●	appointing and replacing our independent auditors and pre-approving all auditing and permitted non-auditing services to be performed by the independent auditors;
●	reviewing and discussing the annual audited financial statements with management and the independent auditors;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;
●	meeting separately and periodically with management, the internal auditors and the independent auditors; and
●	reporting regularly to the board of directors.

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

Compensation Committee. Our compensation committee consists of Shen Cheng Liang (Chair), Song Chungen and Roy Tan. Our board of directors adopted a compensation committee charter, providing for the following responsibilities of the compensation committee:

●	reviewing and making recommendations to the board regarding our compensation policies and forms of compensation provided to our directors and officers;
●	reviewing and making recommendations to the board regarding bonuses for our officers and other employees;
●	administering our incentive-compensation plans for our directors and officers;
●	reviewing and assessing the adequacy of the charter annually;
●	administering our share option plans, if they are established in the future, in accordance with the terms thereof; and
●	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

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

Governance and Nominating Committee. Our governance and nominating committee consists Shen Cheng Liang (Chair), Song Chungen and Roy Tan. Our board of directors adopted a governance and nominating committee charter, providing for the following responsibilities of the governance and nominating committee:

●	overseeing the process by which individuals may be nominated to our board of directors;
●	identifying potential directors and making recommendations as to the size, functions and composition of our board of directors and its committees;
●	reviewing candidates proposed by our shareholders;
●	developing the criteria and qualifications for the selection of potential directors; and
●	making recommendations to the board of directors on new candidates for board membership.

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

D.Employees

The table below provides information as to the total number of employees at the end of the last three fiscal years. We reduced the number of our employees in 2021 due to the reduction in the facilities that were being operated. We have no contracts or collective bargaining agreements with labor unions and have never experienced work stoppages due to labor dispute. We consider our relations with our employees to be good.

	2019	2020	2021
Number of Employees	431	297	236

E.Share Ownership

See Item 7 below.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major shareholders

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

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 6,031,604 shares issued and outstanding as of April 25, 2022.

	Number of
	Shares
	Beneficially		% of
Name (1)	Owned		Ownership
Huang Meishuang	13,750		*
Hen Man Edmund	12,112		*
Song Chungen	—		—
Roy Tan Choon Kang	—		—
Shen Cheng Liang	—		—
Alex Ng Man Shek	—		—
All directors and executive officers as a group (6 individuals)	25,862		*
Sound Treasure Limited	368,388	(2)	6.11%
Weilai Zhang	977,755	(3)	16.21%
*	Less than 1%

(1)Unless otherwise indicated, the business address of each of the individuals is c/o Jinjiang Hengda Ceramics Co., Ltd.; Junbing Industrial Zone; Anhai, Jinjiang City; Fujian Province, PRC.

(2)Huang Jia Dong is the sole director and shareholder of Sound Treasure Limited. The mailing address for Sound Treasure is c/o Jinjiang Hengda Ceramics Co., Ltd.; Junbing Industrial Zone; Anhai, Jinjiang City; Fujian Province, PRC, Attn: Huang Jia Dong. Includes (i) an aggregate of 368,388 shares owned by Mr. Huang’s spouse and Children for which Mr. Huang may be deemed to be the beneficial owner, which beneficial ownership Mr. Huang disclaims, and (ii) 217,205 shares owned by Sound Treasure Limited, an entity of which Mr. Huang is the sole director and shareholder.

(3)The mailing address for this individual is 2302 Bldg. 2 Renheng, Binhewan No. 88, Jinjiang District, Chengdu, China.

B.Related Party Transactions

Mr. Huang Jia Dong, the founder of Hengda and former Chairman and the former Chief Executive Officer and former director of the Company and Mr. Wong Kung Tok, formerly one of the Company’s significant shareholders, provide working capital loans to the Company from time to time during the normal course of its business. These loans amounted to RMB 35,057,000 and RMB 35,057,000 as of December 31, 2021 and 2020, respectively. These loans are interest free, unsecured and repayable on demand. Mr. Huang and Mr. Wong are brothers-in-law. Mr. Huang and Mr. Wong are brothers-in-law.

As of December 31, 2021, the Company had a loan of US$167,000 (equivalent to RMB 1,160,000) (2019: US$167,000 (equivalent to RMB 1,146,000)) payable to Sound Treasure Limited, an affiliate of Mr. Huang Jia Dong and a shareholder of the Company. This loan is interest free, unsecured and repayable on demand.

As of December 31, 2021, the Company had a loan of US $20,000 (equivalent to RMB 131,000) (2019: nil) payable to Alex Ng Man Shek, a director and corporate secretary of the Company. This loan is interest free, unsecured and repayable on demand.

During the year ended December 31, 2021, the Company paid a total of RMB 8,840,000 in consultancy fees to Anhui Zhongjun Enterprise Management Co., Ltd. (“Anhui Zhongjun”); of the RMB 8,840,000 total consultancy fees, RMB 5,993,000 were expensed during the year. The remaining RMB 2,847,000 was recorded under prepayments under current assets as of December 31, 2021. During the year ended December 31, 2021, the Company received a total of RMB 1,460,000 from Anhui Zhongjun for the provision of business management services. The Company completed all performance obligations pertaining to the RMB 1,460,000 received and recognized revenue of RMB 1,378,000, net of PRC value-added tax of RMB 82,000. The director of Anhui Zhongjun, Zhang Yonghong is also a director of the Company's subsidiary, Chengdu Future Talented Management and Consulting Co., Ltd.

During the year ended December 31, 2021, the Company incurred a total of RMB 36,929,000 in cost of revenue to Lianjie (Hainan)Technology Co., Ltd. (“Lianjie”). The Company paid RMB 34,464,000 to Lianjie for the cost of revenue incurred. As of December 31, 2021, the Company had trade accounts payable of RMB 2,565,000 due to Lianjie. Lin Yufeng, a director of the Company’s subsidiary, Hainan KylinCloud Services Technology Co., Ltd., was a significant shareholder of Lianjie from September 22, 2021 until November 19, 2021.

C.Interests of Experts and Counsel

Not required.

ITEM 8.FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information.

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

B.Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9.THE OFFER AND LISTING

A.Offer and Listing Details

The following tables set forth, for the calendar quarters indicated and through March 2021, the quarterly high and low sale prices for our shares, as reported on NASDAQ Stock Market, the OTC Bulletin Board or the NYSE Amex, as applicable. The OTC Bulletin Board market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

	Shares
	High	Low
Annual Highs and Lows
2012	36.32	11.76
2013	32.48	15.84
2014	20.48	5.92
2015	11.36	6.00
2016	8.64	2.09

Quarterly Highs and Lows
2017
First Quarter	2.53	2.08
Second Quarter	2.26	1.32
Third Quarter	1.68	1.31
Fourth Quarter	2.39	1.32

2018
First Quarter	2.69	1.43
Second Quarter	1.76	1.37
Third Quarter	1.87	1.32
Fourth Quarter	3.67	0.80

2019
First Quarter	2.08	1.38
Second Quarter	1.76	0.80
Third Quarter	0.93	0.73
Fourth	1.06	0.67

2020
First Quarter	0.90	0.27
Second Quarter	0.94	0.38
Third Quarter	3.12	1.83
Fourth	2.64	1.97

2021
First Quarter	4.90	2.42
Second Quarter	4.55	2.50
Third Quarter	4.08	2.53
Fourth Quarter	3.14	1.50

2022
January	1.79	1.08
February	1.40	1.07
March	1.48	1.02

B.Plan of Distribution

Not Applicable.

C.Markets

Our shares have been listed on the NASDAQ Capital Market beginning on October 15, 2020 under the symbol “AEHL” subsequent to our publicly announced corporate name change to Antelope Enterprise Holdings Limited from China Ceramics Co., Ltd. Previously, our shares have been listed on the NASDAQ Stock Market under the symbol “CCCL” since January 18, 2011. Our shares were listed on the NASDAQ Capital Market from November 3, 2010 through January 17, 2011 and were relisted on the NASDAQ Capital Market on March 23, 2016 following the listing transfer where it is trading now under the same symbol “CCCL.” Our shares were listed on the NASDAQ Global Market from January 18, 2011 until March 22, 2016. The shares were previously quoted on the OTC Bulletin Board from December 29, 2009 through November 2, 2010. Prior to December 29, 2009, our shares were traded on NYSE Amex, under the symbols “HOL and CHAC; CHAC’s shares commenced to trade on December 17, 2007.

D.Selling Shareholders

Not Applicable.

E.Dilution

Not Applicable.

F.Expenses of the Issue

Not Applicable.

ITEM 10.ADDITIONAL INFORMATION

A.Share Capital

Not Applicable.

B.Memorandum and Articles of Association

The information required by Item 10.B of Form 20-F is included in the section titled “Description of Securities–Memorandum and Articles of Association” in our Registration Statement on Form F-1 initially filed with the SEC on October 29, 2010 (File No.: 333-170237), which section is incorporated herein by reference.

C.Material Contracts

The Company did not enter into any other material contracts during our fiscal years 2019 or 2020.

D.Exchange controls

Under British Virgin Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E.Taxation

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

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of Antelope Enterprises’ securities that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder of Antelope Enterprises’ securities based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold Antelope Enterprises’ securities as capital assets within the meaning of Section 1221 of the Code. This discussion also does not address the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or financial services entities;
●	broker-dealers;
●	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;
●	tax-exempt entities;
●	governments or agencies or instrumentalities thereof;
●	insurance companies;
●	regulated investment companies;
●	real estate investment trusts;
●	certain expatriates or former long-term residents of the United States;
●	persons that actually or constructively own 5% or more of Antelope Enterprises’ voting shares;
●	persons that acquired Antelope Enterprises’ securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;
●	persons that hold Antelope Enterprises’ securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;
●	persons whose functional currency is not the U.S. dollar;
●	controlled foreign corporations; or
●	passive foreign investment companies.

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

If Antelope Enterprises is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Antelope Enterprises’ shares and, the U.S. Holder did not make a timely QEF election for Antelope Enterprises’ first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) shares, a QEF election along with a purging election or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition of its shares; and
●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the shares of Antelope Enterprises during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the shares).

Under these rules:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the shares;
●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of the first taxable year of Antelope Enterprises in which Antelope Enterprises qualified as a PFIC will be taxed as ordinary income;
●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

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

F.Dividends and paying agents

Not required.

G.Statement by experts

Not required.

H.Documents on display

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

I.Subsidiary Information

Not required.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. As of December 31, 2021, our total outstanding loans for the continuing operations amounted to RMB nil ($ nil). We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates.

Foreign Currency Risk

As of December 31, 2021, nearly all of our monetary assets and monetary liabilities were denominated in RMB except for certain bank balances, bank borrowings and other payables which were denominated in US dollars. However, in the future, a proportion of our sales may be denominated in other currencies as we expand into overseas markets. In such circumstances, we anticipate our primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if we are required to use different currencies for various aspects of its operations.

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

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2021 were effective.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that our internal control over financial reporting was effective as of December 31, 2021.

Changes in Internal Controls over Financial Reporting

During the year ended December 31, 2021, there were no changes in the company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect our company’s internal control over financial reporting.

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

ITEM 16.RESERVED

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Mr. Roy Tan Choon Kang is an audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F, and “independent” as that term is defined in the NASDAQ listing standards.

ITEM 16B.CODE OF ETHICS.

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services rendered by Centurion ZD CPA & Co. for the periods indicated:

	December 31,	December 31,
	2021	2020
	RMB’000	RMB’000
Audit Fees – Centurion ZD CPA & Co.	1,898	1,951
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees	1,898	1,951

Audit Fees

Centurion ZD CPA & Co. audit fees for 2021 and 2020 consisted of fees in relation to the audit of our financial statements for the year ended December 31, 2021 and 2020.

Audit Related Fees

There were no audit-related fees.

Tax Fees

There were no tax fees.

All Other Fees

There were no other fees.

Pre-Approval of Services

Our audit committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

No purchase of our securities were made by us or our affiliates in 2021.

ITEM 16F.CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

There were no changes to our certifying accountants for the year ended December 31, 2021.

ITEM 16G.CORPORATE GOVERNANCE

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

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENUE INSPECTION

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19.EXHIBITS

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

10.9	License Agreement between Huang Jia Dong and Jinjiang Hengda Ceramics Co., Ltd. (6).

10.10	Antelope Enterprise Holdings Limited 2010 Incentive Compensation Plan (7).

10.11	Employment Agreement, dated as of February 1, 2016, by and between Antelope Enterprises and Huang Jia Dong (9).

10.12	Employment Agreement, dated as of February 1, 2016, by and between Antelope Enterprises and Su Wei Feng (9).

10.13	Employment Agreement, dated as of August 1, 2015, by and between Antelope Enterprises and Hen Man Edmund (9).

10.14	Term sheets relating to agreements for derivative instruments (10).

10.15	Agreement between Taishin International Bank, Co., Ltd., Stand Best Creation Limited and Sound Treasure Limited, dated July 31, 2014 (10).

10.16	Agreement between Stand Best Creation Limited, Huang Jia Dong, Wong Kung Tok, Mr. Huang’s brother-in-law, and Sound Treasure Limited, dated July 31, 2014 (10).

10.17	Form of Warrant (11).

10.18	Securities Purchase Agreement dated as of April 3, 2017 (13).

10.19	Convertible Promissory Note dated as of April 3, 2017 (13).

10.20	Form of Securities Purchase Agreement (14).

8.1	List of Subsidiaries (5).

11.1	Code of Business Conduct and Ethics (8).

12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Centurion ZD CPA & Co., an independent registered public accounting firm.

99.1	Press release, dated April 29, 2022.

101.1NS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to Annexes C and D of Antelope Enterprises’ Prospectus on Form 424B3 filed with the SEC on November 13, 2009.
(2)	Incorporated by reference to Antelope Enterprises’ Registration Statement on Form F-4 (File No. 333-161557).
(3)	Incorporated by reference to exhibits of the same number filed with CHAC’s Registration Statement on Form F-1 or amendments thereto (File No. 333-145085).
(4)	Incorporated by reference to CHAC’s Form 8-K, dated November 21, 2007.
(5)	Incorporated by reference to exhibits of the same number filed with Antelope Enterprises’ Registration Statement on Form F-1 (File No. 333-164784).
(6)	Incorporated by reference to exhibits of the same number filed with Antelope Enterprises’ Registration Statement on Form F-1 (File No. 333-170237).
(7)	Incorporated by reference to Annex A to Exhibit 99.1 filed with Antelope Enterprises’ Report on Form 6-K filed with the SEC on November 20, 2010
(8)	Incorporated by reference to Antelope Enterprises’ Annual Report on Form 20-F filed with the SEC on May 17, 2010.

(9)	Incorporated by reference to Antelope Enterprises’ Annual Report on Form 20-F filed with the SEC on April 20, 2016.
(10)	Incorporated by reference to Antelope Enterprises’ Annual Report on Form 20-F filed with the SEC on July 31, 2014.
(11)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on February 8, 2016
(12)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on April 3, 2017.
(13)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on April 20, 2018.
(14)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on December 20, 2019.
(15)	Incorporated by reference to Antelope Enterprises’ Annual Report on Form 20-F filed with the SEC on May 15, 2017.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ANTELOPE ENTERPRISE HOLDINGS LIMITED

April 29, 2022	By:	/s/ Huang Meishuang
		Name:	Huang Meishuang
		Title:	Chief Executive Officer (Principal Executive Officer)

ANTELOPE ENTERPRISE HOLDINGS LIMITED

April 29, 2022	By:	/s/ Hen Man Edmund
		Name:	Hen Man Edmund
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature		Title	Date

By:	/s/ Huang Meishuang	Chief Executive Officer (Principal Executive Officer)	April 29, 2022
Huang Meishuang

By:	/s/ Hen Man Edmund	Chief Financial Officer (Principal Financial and Accounting Officer)	April 29, 2022
Hen Man Edmund

By:	/s/ Song Chungen	Director	April 29, 2022
Song Chungen

By:	/s/ Roy Tan Choon Kang	Director	April 29, 2022
Roy Tan Choon Kang

By:	/s/ Shen Cheng Liang	Director	April 29, 2022
Shen Cheng Liang

By:	/s/ Alex Ng Man Shek	Director	April 29, 2022
Alex Ng Man Shek

會計師事務所 & Co. 13/F, Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong. 紅磡 德豐街22號 海濱廣場二期 13樓1304室 電話: (852) 2126 2388 Fax 傳真: (852) 2122 9078 mail 電郵: info@czdcpa.com

中正達會計師事務所

Centurion ZD CPA & Co.

Certified Public Accountants (Practising)

Unit 1304, 13/F, Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong.

香港 紅磡 德豐街22號 海濱廣場二期 13樓1304室

Tel 電話: (852) 2126 2388 Fax 傳真: (852) 2122 9078

Email 電郵: info@czdcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Antelope Enterprises Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Antelope Enterprises Holdings Limited and subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board.

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

Inventory write-down

As described in Note 2.8 of the consolidated financial statements, inventories are stated at the lower of cost and net realizable value, with cost determined on a weighted-average basis.  Write-down of potential obsolete or slow moving inventories is recorded based on management’s assumptions about future demands, product trends and market conditions.   For the year ended December 31, 2021, the Company recorded a reverse of inventory impairment charges of RMB 99.2 million. Inventories include items that have been written down to the Company’s best estimate of their realizable value, which includes consideration of various factors. The significant increase in reversal of inventory impairment charges was due to the Company’s subsidiary, Jiangxi Hengdali Ceramic Materials Co., Ltd., no longer having inventory balances as of December 31, 2021, with RMB100.1 million of its opening inventory impairment balance charged off as a credit to cost of revenue.

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

Measurement of expected credit losses on trade receivables

As described in Note 15 to the consolidated financial statements, gross trade receivables amounted to RMB 822.7 million (net – RMB 51.4 million). The valuation of trade receivables requires management judgement due to the credit risks associated with each individual trade receivable account. Management assesses the recoverability of trade receivables by reviewing customers’ aging profile, credit history, collection period and status of subsequent settlement, and determines whether an impairment provision is required.

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

Hong Kong, China

April 29, 2022

PCAOB ID: 2769

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Years ended December 31,
		2021	2020	2019
	Notes	RMB’000	RMB’000	RMB’000

Net sales	5	216,270	182,989	327,581

Cost of goods sold		148,929	208,991	246,255

Gross profit (loss)		67,341	(26,002)	81,326

Other income	5	9,420	21,931	14,636
Selling and distribution expenses		(6,322)	(9,356)	(11,321)
Administrative expenses		(32,436)	(26,619)	(25,111)
Bad debt expense		(125,554)	(150,268)	(68,660)
Finance costs	6	(2,166)	(2,748)	(315)
Other expenses		(124)	—	—

Loss before taxation	7	(89,841)	(193,062)	(9,445)

Income tax expense	8	(217)	(33)	(56)

Net loss		(90,058)	(193,095)	(9,501)

Net income (loss) attributable to :
Equity holders of the Company		(88,752)	(193,095)	(9,501)
Non-controlling interest		(1,306)	—	—
Net loss		(90,058)	(193,095)	(9,501)

Other comprehensive income (loss)
Exchange differences on translation of financial statements of foreign operations		585	371	(118)

Total comprehensive loss for the year		(89,473)	(192,724)	(9,619)

Total comprehensive loss attributable to:
Equity holders of the Company		(88,167)	(192,724)	(9,619)
Non-controlling interest		(1,306)	—	—
Total comprehensive loss		(89,473)	(192,724)	(9,619)

Loss per share attributable to the equity holders of the Company
Basic (RMB)	9	(17.24)	(65.67)	(4.68)
Diluted (RMB)	9	(17.24)	(65.67)	(4.68)

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31, 2021	As of December 31, 2020
	Notes	RMB’000	RMB’000
ASSETS AND LIABILITIES
NONCURRENT ASSETS
Property and equipment, net	11	1,250	68
Right-of-use assets, net	21	44,288	58,458
Total noncurrent assets		45,538	58,526

CURRENT ASSETS
Inventories, net	14	31,589	52,201
Trade receivables, net	15	51,416	101,470
VAT recoverable		663	—
Other receivables and prepayments	16	20,781	845
Cash and bank balances	17	27,880	12,344
Total current assets		132,329	166,860

CURRENT LIABILITIES
Trade payables	18	6,290	6,750
Accrued liabilities and other payables	19	22,381	22,846
Unearned revenue		15,545	—
Amounts owed to related parties	25	36,348	36,348
Lease liabilities	21	13,404	13,431
Taxes payable	20	1,018	1,934
Total current liabilities		94,986	81,309

NET CURRENT ASSETS		37,343	85,551

NONCURRENT LIABILITIES
Lease liabilities	21	33,325	46,728
Total noncurrent liabilities		33,325	46,728

NET ASSETS		49,556	97,349

EQUITY
Share capital	22	943	591
Reserves	23	49,919	96,758
Noncontrolling interest		(1,306)	—

Total equity	—	49,556	97,349

The accompanying notes are an integral part of these consolidate financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Reverse		Share-based					Currency
		Share	recapitalization	Merger	payment		Statutory	Capital	Retained	translation		Non-controlling
	Share capital	premium	reserve	reserve	reserves		reserve	reserve	earnings	reserve	Total	Interest	Total Equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB'000	RMB'000	RMB’000
Notes	Note 22

Initial application of IFRS 16 (Note 3)	—	—	—	—	—		—	—	(2,114)	—	(2,114)	—	(2,114)
Restated balance at January 1, 2019	306	694,048	(507,235)	58,989	124,421		135,343	61,266	(291,472)	(1,762)	273,904	—	273,904
Net loss for the year	—	—	—	—	—		—	—	(9,501)	—	(9,501)	—	(9,501)
Exchange difference on transaction of financial statements of foreign operations	—	—	—	—	—		—	—	—	(118)	(118)	—	(118)
Total comprehensive loss for the year	—	—	—	—	—		—	—	(9,501)	(118)	(9,619)	—	(9,619)
Issuance of new shares for equity financing	67	6,199	—	—	—		—	—	—	—	6,266	—	6,266
Warrants exercised	19	1,697	—	—	—		—	—	—	—	1,716	—	1,716
Equity compensation - employee share-based compensation	5	—	—	—	621		—	—	—	—	626	—	626
Transfer to statutory reserves	—	—	—	—	—		—	—	—	—	—	—	—
Balance at December 31, 2019	397	701,944	(507,235)	58,989	125,042	0	135,343	61,266	(300,973)	(1,880)	272,893	—	272,893

Net loss for the year	—	—	—	—	—		—	—	(193,095)	—	(193,095)	—	(193,095)
Exchange difference on transaction of financial statements of foreign operations	—	—	—	—	—		—	—	—	371	371	—	371
Total comprehensive loss for the year	—	—	—	—	—		—	—	(193,095)	371	(192,724)	—	(192,724)
Issuance of new shares for equity financing	181	15,864	—	—	—		—	—	—	—	16,045	—	16,045
Equity compensation - employee share-based compensation	13	—	—	—	1,122		—	—	—	—	1,135	—	1,135
Transfer to statutory reserves	—	—	—	—	—		—	—	—	—	—	—	—
Balance at December 31, 2020	591	717,808	(507,235)	58,989	126,164		135,343	61,266	(494,068)	(1,509)	97,349	—	97,349

Net income (loss) for the year	—	—	—	—	—		—	—	(88,752)	—	(88,752)	(1,306)	(90,058)
Exchange difference on transaction of financial statements of foreign operations	—	—	—	—	—		—	—	—	585	585	—	585
Total comprehensive loss for the year	—	—	—	—	—		—	—	(88,752)	585	(88,167)	(1,306)	(89,473)
Issuance of new shares for equity financing	230	29,357	—	—	—		—	—	—	—	29,587	—	29,587
Warrants exercised	105	10,153	—	—	—		—	—	—	—	10,258	—	10,258
Equity compensation - employee share-based compensation	17	—	—	—	1,818		—	—	—	—	1,835	—	1,835
Transfer to statutory reserves	—	—	—	—	—		—	—	—	—	—	—	—
Balance at December 31, 2021	943	757,318	(507,235)	58,989	127,982		135,343	61,266	(582,820)	(924)	50,862	(1,306)	49,556

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
		2021	2020	2019
	Notes	RMB’000	RMB’000	RMB’000
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxation		(89,841)	(193,062)	(9,445)
Adjustments for
Operating lease charge	21	14,067	13,082	12,187
Depreciation of property, plant and equipment	11	96	12	12
Amortization of prepaid expenses		—	—	2,677
Write down of inventories ( reversal of inventory provision)	14	(99,237)	(2,301)	(56,766)
Bad debt provision of trade receivables		125,554	150,268	68,661
Share based compensation	14	1,835	1,135	627
Interest expense on lease liability	6	2,166	2,746	315
Operating cash flows before working capital changes		(45,360)	(28,120)	18,268
Increase in inventories		119,850	115,395	18,817
Increase in trade receivables		(75,499)	(74,714)	(21,570)
Decrease (Increase) in other receivables and prepayments		(19,936)	1,191	(40)
Decrease in trade payables		(461)	(15,826)	(1,753)
Decrease(Increase) in unearned revenue		15,545	(619)	619
Decrease (Increase) in taxes payable		(1,756)	2,922	(5,502)
Decrease (Increase) in accrued liabilities and other payables		(465)	(497)	(2,552)
Cash generated from (used in) operations		(8,082)	(268)	6,287
Interest paid		—	—	—
Income tax paid		(41)	(45)	—
Net cash generated from (used in) operating activities		(8,123)	(313)	6,287

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of fixed assets		(1,279)	(46)	—
Decrease in restricted cash		—	2,785	(1,066)
Net cash generated from (used in) investing activities		(1,279)	2,739	(1,066)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment for lease liabilities	21	(15,447)	(14,841)	(13,902)
Insurance of share capital for equity financing	22	29,586	16,045	5,033
Warrants exercised	22	10,258	—	2,948
Advance from related parties	25	—	131	14
Net cash generated from (used in) financing activities		24,397	1,335	(5,907)

NET INCREASE IN CASH & EQUIVALENTS		14,995	3,761	(686)
CASH & EQUIVALENTS, BEGINNING OF YEAR		12,344	8,212	9,016
EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		541	371	(118)
CASH & EQUIVALENTS, END OF YEAR		27,880	12,344	8,212

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Years Ended December 31, 2019, 2020 and 2021

1.           GENERAL INFORMATION

Antelope Enterprise Holdings Limited (“Antelope Enterprises” or the “Company”), formerly known as China Ceramics Co., Ltd (“CCCL”), is a British Virgin Islands company operating under the BVI Business Companies Act (2004) with its shares listed on the NASDAQ (“symbol: AEHL”). Its predecessor company, China Holdings Acquisition Corp. (“CHAC”), was incorporated in Delaware on June 22, 2007, and was organized as a blank check company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that has its principal operations in Asia. The Company has no operations and has no assets or liabilities of consequence outside its investments in its operating subsidiaries. The head office of the Company is located at Junbing Industrial Zone, Jinjiang City, Fujian Province, the People’s Republic of China (“PRC”).

On November 20, 2009, CHAC merged with and into Antelope Enterprises, its wholly owned British Virgin Islands subsidiary, with Antelope Enterprise surviving the merger (the “Redomestication”). On the same day, pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009 (the “acquisition agreement”), Antelope Enterprise acquired all of the outstanding securities of Success Winner Limited (“Success Winner”) held by Mr. Wong Kung Tok in exchange for US$10.00 and 5,743,320 shares of Antelope Enterprise (the “Success Winner Acquisition”). The total number of issued and outstanding shares of Antelope Enterprise immediately after the acquisition was 8,950,171.

Prior to the Success Winner Acquisition on November 20, 2009, neither CHAC nor Antelope Enterprises had an operating business.

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

On June 30, 2009, through a capitalization agreement between Mr. Wong Kung Tok and Stand Best, Stand Best capitalized a shareholder loan due to Mr. Wong Kung Tok in the amount of HK$ 67.9 million (equivalent to approximately RMB 58.9 million) through the issuance of an aggregate of 9,999 ordinary shares of HK$ 1.00 par value which Mr. Wong Kung Tok allotted to Success Winner.

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

On November 20, 2019, Vast Elite incorporated a 100% owned subsidiary Chengdu Future Talented Management and Consulting Co, Ltd ("Chengdu Future") in China. Chengdu Future is engaged in the business management and consulting services.

On December 3, 2019, Success Winner incorporated a 100% owned subsidiary Antelope Enterprise (HK) Holdings Limited ("Antelope HK") in Hong Kong. Antelope HK only serves the purpose as a holding company.

On May 5, 2020, Antelope HK incorporated a 100% owned subsidiary Antelope Holdings (Chengdu) Co., Ltd (“Antelope Chengdu”) in China. Antelope Chengdu is engaged in the business management and consulting services.

On August 10, 2021, Antelope HK incorporated a 100% owned subsidiary Hainan Antelope Holdings Co., Ltd ("Antelope Hainan") in China. Antelope Hainan is engaged in the business management and consulting services. Antelope Hainan does not have any operations as of this report date.

On August 11, 2021, Antelope HK incorporated a 100% owned subsidiary Antelope Future (Yangpu) Investment Co., Ltd ("Antelope Yangpu") in China. Antelope Yangpu is engaged in the business management and consulting services. Antelope Yangpu does not have any operations as of this report date.

On August 23, 2021, Antelope Hainan incorporated a 100% owned subsidiary Antelope Investment (Hainan) Co., Ltd ("Antelope Investment") in China. Antelope Investment is engaged in the business management and consulting services. Antelope Investment does not have any operations as of this report date.

On September 9, 2021, Antelope Future incorporated a 100% owned subsidiary Antelope Ruicheng Investment (Hainan) Co., Ltd ("Antelope Ruicheng") in China. Antelope Ruicheng is engaged in the business management and consulting services. Antelope Ruicheng does not have any operations as of this report date.

On September 18, 2021, Antelope Ruicheng incorporated a 51% owned subsidiary Hainan Kylin Cloud Services Technology Co., Ltd (("Hainan Kylin") in China. Hainan Kylin is engaged in the business management and consulting services for online social commerce and live streaming industry.

Antelope Enterprise Holdings Limited and its subsidiaries’ (the “Company”) corporate structure as of December 31, 2021 is as follows:

		Nominal value of
	Place and date of	issued ordinary		Percentage of
	incorporation or	share		equity
	establishment/	/registered		attributable to the
Name	operations	capital		Company		Principal activities
				Direct	Indirect

Success Winner Limited	British Virgin Islands, May 29, 2009	US$	1	100	—	Investment holding

Stand Best Creation Limited	Hong Kong, January 17, 2008	HKD	10,000	—	100	Investment holding

Jinjiang Hengda Ceramics Co., Ltd.	PRC, September 30, 1993	RMB	288,880,000	—	100	Manufacture and sale of ceramic tiles

Jiangxi Hengdali Ceramic Materials Co., Ltd.	PRC, May 4, 2008	RMB	55,880,000	—	100	Manufacture and sale of ceramic tiles

Vast Elite Limited	Hong Kong, September 22, 2017	HKD	1	—	100	Trading of building material

Chengdu Future Talented Management and Consulting Co, Ltd (note 2)	PRC, November 20, 2019	RMB	30,000,000	—	100	Business management and consulting services

Antelope Enterprise (HK) Holdings Limited	Hong Kong, December 3, 2019	HKD	10,000	—	100	Investment holding

Antelope Holdings (Chengdu) Co., Ltd (note 3)	PRC, May 9, 2020	USD	10,000,000	—	100	Business management and consulting services

Hainan Antelope Holdings Co., Ltd (note 4)	PRC, August 10, 2021	USD	10,000,000	—	100	Business management and consulting services

Antelope Future (Yangpu) Investment Co., Ltd (note 5)	PRC, August 11, 2021	USD	10,000,000	—	100	Business management and consulting services

Antelope Investment (Hainan) Co., Ltd (note 6)	PRC, August 23, 2021	RMB	50,000,000	—	100	Business management and consulting services

Antelope Ruicheng Investment (Hainan) Co., Ltd (note 7)	PRC, September 9, 2021	RMB	50,000,000	—	100	Business management and consulting services

Hainan Kylin Cloud Services Technology Co., Ltd (note 8)	PRC, September 18, 2021	RMB	5,000,000	—	51	Business management and consulting services

Note:

1.	The registered capital of Hengda, Hengdali, Vast Elite and Antelope HK had been fully paid up.
2.	Chengdu Future is allowed to pay the registered capital in full before November 12, 2049.
3.	Antelope Chengdu is allowed to pay the registered capital in full before April 13, 2060.
4.	Hainan Antelope is allowed to pay the registered capital in full before December 31, 2041.
5.	Antelope Future is allowed to pay the registered capital in full before December 31, 2051.
6.	Antelope Investment is allowed to pay the registered capital in full before December 31, 2041.
7.	Antelope Ruicheng is allowed to pay the registered capital in full before December 31, 2051.

8.	Hainan Kylin is allowed to pay the registered capital in full before September 16, 2050.

On September 3, 2020, the Company effected a reverse stock split, every three issued and outstanding ordinary shares as of the effective date will automatically be combined into one issued and outstanding share. Consequently, the reverse stock split will reduce the number of outstanding ordinary shares of the Company from approximately 9.2 million shares to approximately 3.1 million shares, and the par value per share will increase from $0.008 to $0.024. All outstanding stock options, warrants and other rights to purchase the Company's ordinary shares will be adjusted proportionately as a result of the reverse stock split.

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

The COVID-19 pandemic has created and may continue to create significant uncertainty in macroeconomic conditions, which may cause further business slowdowns or shutdowns, depress demand for the Company’s business, and adversely impact its results of operations. During the year ended December 31, 2021 and 2020, the Company faced increasing uncertainties around its estimates of revenue collectability, accounts receivable credit losses, impairment of inventory and long-lived assets. The Company expects uncertainties around its key accounting estimates to continue to evolve depending on the duration and degree of impact associated with the COVID-19 pandemic. Its estimates may change as new events occur and additional information emerges, and such changes are recognized or disclosed in its consolidated financial statements. Judgments made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 4.

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

(i) 100% owned Subsidiaries

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

The Company’s financial statements consolidate those of the Company and all of its subsidiaries as of December 31, 2021. Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Company has power, only substantive rights (held by the Company and other parties) are considered. All subsidiaries have a reporting date of December 31.

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

(ii) Non-controlling interests

Antelope Ruicheng owns 51% of Hainan Kylin, while non-controlling interest owns 49% of Hainan Kylin. Non-controlling interests in the financial results and equity of subsidiaries are shown separately in the Consolidated Statements of Comprehensive Income (Loss), Consolidated Statements of Financial Position and Consolidated Statements of Changes in Equity respectively.

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

The translation of certain RMB amounts as of and for the year ended December 31, 2021 into US$ is included in these financial statements solely for the convenience of readers and was made at the rate of RMB 6.37 to US$1.00, which was based on the noon buying rate on December 31, 2021 in the City of New York cable transfers of RMB as certified for customers purposes by the Federal Reserve Bank of New York. Such translation should be construed as representation that RMB amounts could be converted, realized or settled into US$ at the rate stated above or at any other rate.

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

Financial assets

Classification and subsequent measurement of financial assets (upon application of IFRS 9)

Financial assets that meet the following conditions are subsequently measured at amortized cost:

●	the financial asset is held within a business model whose objective is to collect contractual cash flows; and
●	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All other financial assets are subsequently measured at fair value through profit or loss (“FVTPL”).

A financial asset is classified as held for trading if:

●	it has been acquired principally for the purpose of selling in the near term; or
●	on initial recognition it is a part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or
●	it is a derivative that is not designated and effective as a hedging instrument.

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

Objective evidence of impairment could include:

●	significant financial difficulty of the issuer or counterparty; or
●	breach of contract, such as a default or delinquency in interest or principal payments; or
●	it becoming probable that the borrower will enter bankruptcy or financial re-organization; or disappearance of an active market for that financial asset because of financial difficulties.

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

All the leases of the Company are operating leases for the years ended December 31, 2021, 2020 and 2019.

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

Business segment

The Company operates principally in the 1) manufacturing and sale of medium to high-end ceramic tiles and 2) providing business management consulting, information system technology consulting services including the sales of software use rights for digital data deposit platforms and asset management systems, and online social media platform development and consulting. The Chief Executive Officer and executive directors regularly review the Company's business as two business segments.

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

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as “operating leases” under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 5.75%.

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

3.2        Accounting standards issued but not yet effective

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2021 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group:

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

Impairment loss recognized in respect of property, plant and equipment

As of December 31, 2021, the net carrying amount of property, plant and equipment was approximately RMB 1,250,000 (2020: RMB 68,000). No impairment loss was recognized against the original carrying amount of property, plant and equipment for the year ended December 31, 2021, 2020 and 2019. Determining whether property, plant and equipment are impaired requires an estimation of the recoverable amount of the property, plant and equipment. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of investment property

As of December 31, 2021, the net carrying amount of investment property was nil (2020: nil). No impairment loss was recognized against the original carrying amount of investment property for the year ended December 31, 2021, 2020 and 2019, respectively. Determining whether investment property are impaired requires an estimation of the recoverable amount of the investment property. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of land use rights

As of December 31, 2021, the net carrying amount of land use rights was nil (2020: nil). No impairment loss was recognized against the original carrying amount of land use rights for the year ended December 31, 2021, 2020 and 2019. The carrying amounts of land used rights were reclassified to right-of-use assets to conform to IFRS 16 during the year ended December 31, 2021. Determining whether land use rights are impaired requires an estimation of the recoverable amount of the land use rights. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Company to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. No impairment was made on goodwill for the year ended December 31, 2021, 2020 and 2019.

Income tax

The Company has exposure to income taxes in the PRC. Significant judgment is required in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The carrying amounts of the Company’s income tax payable as of December 31, 2021 and 2020 were RMB 209,000 and nil, respectively.

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

The Company recognized bad debts of RMB 125.6 million and RMB 150.3 million in the years ended December 31, 2021 and 2020, respectively. The net carrying amounts of the Company’s trade receivables as of December 31, 2021 and 2020 were RMB 51,416,000 and RMB 101,470,000, respectively.

Net realizable value of inventories

Net realizable value of inventories is the management’s estimation of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of a similar nature. It could change significantly as a result of various market factors. The net carrying amounts of the Company’s inventories as of December 31, 2021 and 2020 were RMB 31,589,000 and RMB 52,201,000, respectively.

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

5.           REVENUE AND OTHER INCOME

Revenue comprises the fair value of the consideration received or receivable for the sale of goods. An analysis of the Company’s revenue and other income is as follows:

	For the years ended December 31,
	2021	2020	2019
	RMB’000	RMB’000	RMB’000
Revenue
Sale of goods	144,743	182,989	327,581
Business management and consulting	71,527	—	—
Total income	216,270	182,989	327,581
Other income
Interest income	16	49	73
Foreign exchange gain	—	124	74
Consulting income	—	7,249	109
Rent deposit refund	—	—	88
Other income	21	223	96
Rental income	9,383	14,286	14,196
	9,420	21,931	14,636

b)Segment reporting

The Company identifies operating segments and prepares segment information based on the regular internal financial information reported to the Chief Executive Officer and executive directors, who are the Company’s chief operating decision makers for their decisions about the allocation of resources to the Company’s business components and for their review of the performance of those components.

All of the Company’s operations are considered by the chief operating decision makers to be aggregated into two reportable operating segments: 1) the manufacture and sale of standard to high-end ceramic tiles, 2) the business management consulting, information system technology consulting services including the sales of software use rights for digital data deposit platforms and asset management systems, and online social media platform development and consulting. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the Company’s chief operating decision makers in deciding how to allocate resources and in assessing performance.

The business of the Company is engaged entirely in the PRC. The Chief Executive Officer and executive directors regularly review the Company’s business as one geographical segment.

The following table shows the Company's operations by business segment for the years ended December 31, 2021, 2020 and 2019.

	For the years Ended December 31,
	2021	2020	2019
	RMB'000	RMB'000	RMB'000
Revenues
Sales of tile products	144,743	182,989	327,581
Business management and consulting	71,527	—	—
Total revenues	216,270	182,989	327,581

Cost of revenues
Sales of tile products	83,436	208,991	246,255
Business management and consulting	65,493	—	—
Total cost of revenues	148,929	208,991	246,255

Operating costs and expenses
Sales of tile products	20,292	38,723	36,747
Business management and consulting	9,955	—	—
Other	10,677	—	—
Total operating costs and expenses	40,924	38,723	36,747

Bad debt expense
Sales of tile products	115,407	150,268	68,660
Business management and consulting	10,147	—	—
Total bad debt expense	125,554	150,268	68,660

Other -expenses
Sales of tile products	90	—	—
Business management and consulting	34	—	—
Total other expenses	124	—	—

Other income
Sales of tile products	9,389	14,682	7,436
Business management and consulting	29	7,249	7,200
Other	2	—	—
Total other income	9,420	21,931	14,636

Loss from operations
Sales of tile products	(65,093)	(193,062)	(9,445)
Business management and consulting	(14,073)	—	—
Other	(10,675)	—	—
Loss from operations	(89,841)	(193,062)	(9,445)

	As of	As of
	December 31,	December 31,
	2021	2020
Segment assets
Sale of tile products	147,890	225,386
Business management and consulting	27,222	—
Others	2,755	—
Total assets	177,867	225,386

6.           FINANCE COSTS

Finance costs comprise interest expense recognized from lease liabilities upon application of IFRS 16:

	For the years ended December 31,
	2021	2020	2019
	RMB’000	RMB’000	RMB’000
Interest on lease liability	2,166	2,746	315
Other	—	2	—

7.           LOSS BEFORE TAXATION

The Company’s loss before taxation is arrived at after charging:

	For the years ended December 31,
	2021	2020	2019
	RMB’000	RMB’000	RMB’000
Cost of inventories recognized as expense(1)	148,929	208,991	246,255
Depreciation expenses	96	12	12
Amortization of land use rights	—	—	—
Right-of-use asset amortization charge	14,067	13,082	12,187
Auditors’ remuneration
– Audit fees	1,898	1,951	1,689
– Audit-related fees	—	—	—
	1,898	1,951	1,689
Directors’ remuneration
– salaries and related cost	1,656	1,457	1,747
– retirement scheme contribution	16	16	16
– share-based payments	—	—	—
Key management personnel (other than directors)
– salaries and related cost	639	693	671
– retirement scheme contribution	23	25	20
– share-based payments	1,835	1,135	622
Research and development personnel
– salaries and related cost	644	240	313
– retirement scheme contribution	111	44	45
Other personnel
– salaries and related cost	7,493	13,351	26,001
– retirement scheme contribution	1,318	2,466	3,867
Total employee benefit expenses	13,735	19,427	33,302

(1)Cost of inventories recognized as expense included staff costs of RMB 4,065,000, RMB 7,554,000 and RMB 19,867,000, retirement scheme contributions of RMB 756,704, RMB 1,590,660 and RMB 2,734,411, depreciation and amortization expense of RMB nil, RMB nil and RMB nil, right-of-use asset depreciation/operating lease charges of RMB 12,801,485, RMB 13,082,071 and RMB 12,503,000, and (reversal of ) / write-down of inventories of RMB (99,237,173), RMB (2,301,000) and RMB (56,766,000) for the years ended December 31, 2021, 2020, and 2019, which amounts are also included in the respective total amounts disclosed separately for each of these types of expenses.

8.           INCOME TAX EXPENSE/(CREDIT)

	For the years ended December 31,
	2021	2020	2019
	RMB’000	RMB’000	RMB’000
Current Tax:
PRC Income Tax	217	33	29
Reversal of income tax refundable	—	—	27
	—	—	—
Deferred tax expense	—	—	—
	217	33	56

Reconciliation between income tax expense (credit) and (loss) profit before taxation at applicable tax rates is as follows:

	For the years ended December 31,
	2021	2020	2019
	RMB’000	RMB’000	RMB’000
Loss before taxation	(89,841)	(193,062)	(9,445)
Tax calculated at a tax rate of 25%	(22,460)	(48,266)	(2,361)
Tax effect on non-deductible expenses	—	—	—
Tax effect on different tax rates of group entities operating in other jurisdictions	5,163	1,607	842
Inventory provision (reversal) that are not tax deductible (taxable)	(24,809)	(575)	(14,192)
Bad debts expense that are not tax deductible	30,417	37,567	17,165
Depreciation and amortization adjustments that are not tax deductible	(11,337)	(14,757)	(18,050)
Other	—	—	29
Lease charge under IFRS 16	(193)	282	—
Net operating losses not recognized to deferred tax assets	23,436	24,175	16,623
Tax per financial statements	217	33	56

British Virgin Islands Profits Tax

The Company has not been subject to any taxation in this jurisdiction for the years ended December 31, 2021, 2020 and 2019.

Hong Kong Profits Tax

The subsidiary in Hong Kong is subject to tax charged on Hong Kong sourced income with a statutory tax rate of 8.25% for the years ended December 31, 2021, 2020 and 2019. No Hong Kong profits tax has been provided as the Company has no assessable profit arising in Hong Kong for the years ended December 31, 2021, 2020 and 2019.

PRC Income Tax

The subsidiaries in the PRC are subject to the enterprise income tax in accordance with “PRC Enterprise Income Tax Law” (“EIT Law”), and the applicable income tax rate for the years ended December 31, 2021, 2020 and 2019 is 25%.

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

The Company did not recognize any deferred tax (assets)/liabilities in the consolidated statements of financial position as of December 31, 2021, 2020 and 2019.

The Company’s PRC subsidiaries, have cumulative undistributed earnings of RMB 88,164,000, RMB 174,072,000 and RMB 267,193,000, as of December 31, 2021, 2020 and 2019, which are included in consolidated retained earnings. No provision has been made for deferred taxes related to future repatriation of the remaining earnings, as the Company controls the dividend policy of these PRC subsidiaries and it has been determined that it is probable that these profits will not be distributed in the foreseeable future. If the Company were to distribute these cumulated earnings in the foreseeable future, the deferred tax liabilities of RMB 4,408,000, RMB 8,704,000 and RMB 13,360,000 would be recognized as of December 31, 2021, 2020 and 2019.

9.           LOSS PER SHARE

	For the years ended December 31,
	2021	2020		2019
Loss attributable to holders of ordinary shares (RMB’000):	(88,752)	(193,095)		(9,501)
Weighted average number of ordinary shares outstanding used in computing basic (loss)/earnings per share	5,147,737	2,940,265		2,025,222
Weighted average number of ordinary shares outstanding used in computing basic and diluted (loss)/earnings per share	5,147,737	2,940,265		2,025,222
Loss per share - basic (RMB)	(17.24)	(65.67)	*	(4.68)	*
Loss per share - diluted (RMB)	(17.24)	(65.67)		(4.68)

●	Reflect 3 : 1 reverse stock split

Warrants to purchase common stock are not included in the diluted loss per share calculations when their effect is antidilutive. For the year ended December 31, 2021, about 1,868,414 of potential shares of common stock related to outstanding warrants and stock options were excluded from the calculation of diluted net loss per share as such shares are antidilutive when there is a loss. There were 968,894 and 576,479 post-reverse split outstanding warrants and stock options were excluded from the calculation of diluted net loss per share as such shares are antidilutive for the years ended December 31, 2020 and 2019, respectively.

10.           GOODWILL

	As of December 31,
	2021	2020
	RMB’000	RMB’000
Carrying amount	3,735	3,735
Accumulated impairment losses	(3,735)	(3,735)
	—	—

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

11.           PROPERTY, PLANT AND EQUIPMENT

		Plant and	Motor	Office
	Buildings	machinery	vehicles	equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2020	349,630	746,042	4,225	1,886	1,101,783
Additions	—	—	—	46	46
Disposals	—	—	—	—	—
At December 31,2020	349,630	746,042	4,225	1,932	1,101,829
Additions	—	—	1,144	133	1,277
Transferred to investment property	(331,359)	—	—	—	(331,359)
Disposals	—	—	—	—	—
At December 31, 2021	18,271	746,042	5,369	2,065	771,747

Accumulated depreciation
At January 1, 2020	49,297	349,382	3,748	1,547	403,974
Depreciation charge	—	—	—	12	12
At December 31, 2020	49,297	349,382	3,748	1,559	403,986
Depreciation charge	—	—	54	42	96
Transferred to investment property	(47,452)	—	—	—	(47,452)
At December 31, 2021	1,845	349,382	3,802	1,601	356,630

Impairment
At January1, 2020	300,333	396,660	477	304	697,774
Impairment losses recognized in profit or loss	—	—	—	—	—
At December 31, 2020	300,333	396,660	477	304	697,774
Impairment losses recognized in profit or loss	—	—	—	—	—
Transferred to investment property	(283,907)	—	—	—	(283,907)
At December 31, 2021	16,426	396,660	477	304	413,867

Carrying amount
At December 31, 2020	—	—	—	68	68
At December 31, 2021	—	—	1,090	160	1,250

All property, plant and equipment held by the Company are located in the PRC. The Company’s buildings are situated on land under medium-term land use rights.

For the buildings owned collectively by the Company and other three unrelated companies, the cost of buildings are stated according to the amounts paid by the Company for its part of buildings, which represent the Company’s interests in the buildings. Buildings are depreciated over their expected useful lives of 40 years. These buildings’ cost was RMB 2,913,000, and accumulated depreciation of RMB 1,226,000 and RMB 1,226,000 as of December 31, 2021 and 2020, respectively, and an impairment allocation of RMB 1,687,000 and RMB 1,687,000 as of December 31, 2021 and 2020, respectively. No property, plant and equipment was pledged to secure the Company interest-bearing bank borrowings at December 31, 2021 and 2020.

At the end of the reporting period, the Company assessed the recoverable amount of property, plant and equipment, and determined that carrying amount was nil (2020: nil).

During the year ended December 31, 2021, Hengdali subleased all its land and buildings. The cost, accumulated depreciation and impairment of land and buildings were reclassified to investment property. The net effect on the consolidated balance sheet was nil.

Loss (gain) on disposal of property, plant and equipment in fiscal years 2021, 2020 and 2019 was nil.

12.           INVESTMENT PROPERTY

	2021	2020
	RMB’000	RMB’000
Cost
As of beginning of the year	37,253	37,253
Transferred from property, plant and equipment	331,359	—
Transferred from right-of-use assets	32,619	—
As of end of the year	401,231	37,253

Accumulated depreciation
As of beginning of the year	(1,886)	(1,886)
Depreciation for the year	—	—
Transferred from property, plant and equipment	(47,452)	—
Transferred from right-of-use assets	(4,649)	—
As of end of the year	(53,987)	(1,886)

Impairment for the year
As of beginning of the year	(35,367)	(35,367)
Transferred from property, plant and equipment	(283,907)	—
Transferred from right-of-use assets	(27,970)	—
As of end of the year	(347,244)	(35,367)

Carrying amount
At December 31, 2021 and 2020	—	—

The fair value of this investment property, which is the estimation of the depreciated replacement cost, as of December 31, 2021 was RMB 269,900,000.

However, due to the absence of the real estate ownership certificate, the Company assessed the recoverable amount of investment property, and determined that carrying amount was nil at December 31, 2021 and 2020.

During the year ended December 31, 2021, Hengdali subleased all its land and buildings. The cost, accumulated depreciation and impairment of land and buildings were reclassified to investment property. The net effect on the consolidated balance sheet was nil.

13.         LAND USE RIGHTS

The Company’s land use rights are under medium-term leases in the PRC, and are analyzed for reporting purposes as follows:

	2021	2020
	RMB’000	RMB’000
Cost
At the beginning of the year	—	32,619
Impact on initial application of HKFRS 16 (Note 2.6)	—	(32,619)
At end of the year	—	—

Accumulated amortization
At beginning of the year	—	(4,649)
Amortization	—	—
Impact on initial application of HKFRS 16 (Note 2.6)	—	4,649
At end of the year	—	—

Impairment
At beginning of the year	—	(27,970)
Impact on initial application of HKFRS 16 (Note 2.6)	—	27,970
At end of the year	—	—

Carrying amount
At December 31, 2021 and 2020	—	—

No land use rights of the Company were pledged to the banks as securities for the Company’s interest-bearing bank borrowings at December 31, 2021 and 2020. At the end of the reporting period, the Company assessed the recoverable amount of land use right, and determined that carrying amount was nil (2020: nil). The carrying amounts of land used rights were reclassified to right-of-use assets to conform to IFRS 16.

During the year ended December 31, 2021, Hengdali subleased all its land and buildings. The cost, accumulated depreciation and impairment of land and buildings were reclassified to investment property. The net effect on the consolidated balance sheet was nil.

14.        INVENTORIES

	As of December 31,
	2021	2020
	RMB’000	RMB’000
Raw materials	4,659	6,281
Work in progress	244	1,040
Finished goods	26,686	44,880
	31,589	52,201

The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	For the years ended December 31,
	2021	2020	2019
	RMB’000	RMB’000	RMB’000
Carrying amount of inventories sold	248,166	211,292	303,021
Write down (reversal) of inventories (included in cost of sales)	(99,237)	(2,301)	(56,766)
	148,929	208,991	246,255

15.        TRADE RECEIVABLES

	As of December 31,
	2021	2020
	RMB’000	RMB’000
Trade receivables	822,747	747,247
Less: provision for bad debt allowance	(771,331)	(645,777)
	51,416	101,470

The Company’s trade receivables are denominated in Renminbi and non-interest bearing. As of December 31, 2021 and 2020, the Company accrued RMB 771,331,000 and RMB 645,777,000, respectively, as a provision for bad debt related to the amount of outstanding trade receivables that did not conform with the Company’s credit policy.

All of the trade receivables are expected to be recovered within one year. An aging analysis of the Company’s trade receivables, based on the invoice date, is as follows:

	As of December 31,
	2021	2020
	RMB’000	RMB’000
Within 90 days	81	34,309
Between 3 and 6 months	—	52,477
More than 6 months	51,335	14,684
	51,416	101,470

An aging analysis of trade receivables that were neither past due nor impaired or past due but not impaired, is as follows:

		Past due but not impaired
	Neither past due nor	Less than		Over 120
	impaired	30 days	31 to 120 days	days	Sub-total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
December 31, 2020	67,161	34,309	—	—	—	101,470
December 31, 2021	81	—	—	51,335	—	51,416

Receivables that were neither past due nor impaired relate to a large number of customers for whom there was no recent history of default. All amounts are short-term. The Company does not hold any collateral over these receivables.

The net carrying value of trade receivables is considered a reasonable approximation of fair value. As of December 31, 2021, the Company is exposed to certain credit risks as 16% and 47% of the total trade receivables were due from the Company’s largest and the five largest customers, respectively. As of December 31, 2020, the Company is exposed to certain credit risks as 15% and 45% of the total trade receivables were due from the Company’s largest and the five largest customers, respectively.

16.        OTHER RECEIVABLES AND PREPAYMENTS

	As of December 31,
	2021	2020
	RMB’000	RMB’000
Prepaid expense and prepayments*	20,264	640
Security deposit	105	121
Other receivable	412	84
	20,781	845

All of the other receivables and prepayments are expected to be recovered or recognized as expense within one year. The net carrying value of these balances is considered a reasonable approximation of fair value. Prepaid expense mainly consisted of advance payment to the vendors as of December 31, 2021.

*Refer to note 25 on prepayments made by the Company to a related party.

17.        CASH AND BANK BALANCES

	As of December 31,
	2021	2020
	RMB’000	RMB’000
Cash on hand	1,709	8
Cash at banks	26,171	12,336
Cash and bank balances	27,880	12,344

Cash and bank balances are denominated in the following currencies:

	As of December 31,
	2021	2020
	RMB’000	RMB’000
Renminbi	4,594	1,067
Hong Kong dollars	74	77
US dollars	23,212	11,200
	27,880	12,344

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

As of December 31, 2021, the Company has restricted cash of nil (2020: nil), of which nil (2020: nil) was used as collateral for the Company’s bank borrowings, and nil was used as collateral for the Company’s financial derivatives (2020: nil). They were temporarily not available for general use by the Company.

18.        TRADE PAYABLES

	As of December 31,
	2021	2020
	RMB’000	RMB’000
Trade payables*	6,290	6,750

Trade payables are denominated in Renminbi, non-interest bearing and generally settled within 120-day terms. All of the trade payables are expected to be settled within one year. The carrying value of trade payables is considered to be a reasonable approximation of fair value.

*Refer to note 25 on trade payables due by the Company to a related party.

19.        ACCRUED LIABILITIES AND OTHER PAYABLES

	As of December 31,
	2021	2020
	RMB’000	RMB’000
Deposits received from distributors	16,200	16,200
Accrued salary	514	871
Accrued rent, electricity and water	1,156	1,352
Accrued other taxes	866	1,042
Rental income received in advance	—	2,358
Others	3,645	1,023
	22,381	22,846

Accrued liabilities and other payables are denominated in the following currencies:

	As of December 31,
	2021	2020
	‘000	‘000
In Renminbi	22,381	22,846
In US dollars	—	—

Deposits received represent deposits from the Company’s distributors. The Company usually requests a deposit from RMB 400,000 to RMB 1,000,000 from new distributors upon signing a distributorship agreement as security for the performance of their obligations under the distributorship agreement.

Accrued liabilities consist mainly of accrued rental, wages and utility expenses. Others consist mainly of advance from third-party individuals and companies, which bear no interest and payable upon demand.

The carrying value of accrued liabilities and other payables is considered to be a reasonable approximation of fair value.

20.        TAXES  PAYABLE

	As of December 31,
	2021	2020
	RMB’000	RMB’000
VAT	44	1,188
Income tax	209	18
Property tax	718	718
Other	47	10
	1,018	1,934

21.        RIGHT-OF-USE ASSETS AND LEASES LIABILITIES

(a)    Amounts recognized in the consolidated statement of financial position

The carrying amounts of right-of-use assets for lease are as below:

Net book amount at January 1, 2020	RMB 5,078,000
Net book amount at December 31, 2020	RMB 58,458,000
Net book amount at January 1, 2021	RMB 58,458,000
Net book amount at December 31, 2021	RMB 44,288,000

During the year ended December 31, 2021, Hengdali subleased all its land and buildings. The cost, accumulated depreciation and impairment of land and buildings were reclassified to investment property. The net effect on the consolidated balance sheet was nil.

The lease liabilities are as below:

	As of December 31,
	2021	2020
	RMB’000	RMB’000
Lease liabilities - current	13,404	13,431
Lease liabilities – noncurrent	33,325	46,728
	46,729	60,159

Contractual undiscounted cash flows for the leases:

As of December 31, 2021
		Total contractual
		undiscounted
Within one year	One to five years	cash flow
RMB’000	RMB’000	RMB’000
14,883	34,565	49,448

(b)    Amounts recognized in the consolidated income statement

The consolidated income statement shows the following amounts relating to leases:

Year ended
December 31, 2021
Amortization charge of right-of-use assets	14,067
Interest expense	2,166

Year ended
December 31, 2020
Amortization charge of right-of-use assets	13,082
Interest expense	2,746

The total cash outflow in financing activities for leases during the year ended December 31, 2021 and 2020 was RMB 15,447,000 and RMB 14,841,000.

22.        SHARE CAPITAL

	As of December 31,
	2021		2020
	Number	US$	Number	US$
	of shares	‘000	of shares	‘000
Authorized:
Ordinary shares of US$0.024 each
At January 1 and December 31	50,000,000	1,200	50,000,000	1,200

	As of December 31,
	2021			2020
	Number	RMB		Number		RMB
	of shares	‘000		of shares		‘000
Issued:	5,976,098	943		3,674,370	*	591
Outstanding and fully paid:
Ordinary shares of US$0.024 each
At January 1	3,674,370	591		2,435,662		397
Issuance of new shares for equity financing	1,502,110	230		1,156,251		181
Warrants exercised into shares	685,339	105		—		—
Equity compensation	114,279	17		82,457		13
At December 31	5,976,098	943	(2)	3,674,370	*	591	(1)

(1) Equivalent to US$91,000

(2) Equivalent to US$143,000

* reflect 3:1 reverse stock split

On September 3, 2020, the Company effected a reverse stock split, every three issued and outstanding ordinary shares as of the effective date will automatically be combined into one issued and outstanding share. Consequently, the reverse stock split will reduce the number of outstanding ordinary shares of the Company from approximately 9.2 million shares to approximately 3.1 million shares, and the par value per share will increase from $0.008 to $0.024. All outstanding stock options, warrants and other rights to purchase the Company's ordinary shares will be adjusted proportionately as a result of the reverse stock split.

Equity Financing

On December 16, 2019, the Company entered into a Securities Purchase Agreement with certain institutional investors for the sale by the Company of 1,200,000 pre-reverse split common shares, at a purchase price of $0.75 per share (pre-reverse split). Concurrently with the sale of the Common Shares, the Company also sold warrants to purchase 1,200,000 pre-reverse split common shares. The Company sold the Common Shares and Warrants for aggregate gross proceeds of $900,000 (the "Offering"). Subject to certain beneficial ownership limitations, the five-year Warrants will be initially exercisable on the six-month anniversary of the issuance date at an exercise price equal to $0.82 per share (pre-reverse split), subject to adjustments as provided under the terms of the Warrants, and will terminate on the five-year anniversary of the initial exercise date of the Warrants. The closing of the sales of these securities under the Purchase Agreement took place on December 18, 2019. The Company received net proceeds from the transactions of approximately $748,000, after deducting certain fees due to the placement agent and the Company's estimated transaction expenses. The net proceeds received by the Company from the transactions will be used for working capital and general corporate purposes.

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

On January 8, 2020, the Company executed a subscription agreement (each, a “Subscription Agreement”) in connection with a $500,000 private placement (the “Private Placement”) of its 666,666 pre-reverse stock split ordinary shares with three accredited investors at the price of $0.75 per share (pre-reverse stock split). The Company agreed to register the shares sold in the Private Placement for resale no later than 270 days after the closing of the Private Placement. There were no discounts or brokerage fees associated with this Offering. The net proceeds of the Private Placement will be used for working capital and general corporate purposes.

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

On December 7, 2020, the Company executed subscription agreements with three individual accredited investors to offer and sell in a private placement 566,379 of the Company’s common shares at the per share price of $2.32 (which was the closing price for the Company’s common shares on December 4, 2020) for gross proceeds of approximately $1.3 million. The proceeds of the transaction will be used for working capital and general working purposes. There were no discounts or brokerage fees associated with this offering.

On February 12, 2021, the Company entered into a Securities Purchase Agreement with certain institutional investors for the sale of 588,235 common shares, at a purchase price of $3.57 per share. Concurrently with the sale of the Common Shares, pursuant to the Purchase Agreement the Company also sold warrants to purchase 588,235 common shares. The Company sold the Common Shares and Warrants for aggregate gross proceeds of approximately US$2.1 million, before commissions and expenses. The five-year Warrants will be immediately exercisable at an exercise price equal to $3.57 per share, and will terminate on the five-year anniversary of the initial exercise date of the Warrants. The net proceeds from the transactions will be approximately US$1.86 million, after deducting certain fees due to the placement agent and the Company’s estimated transaction expenses, and will be used for working capital and general corporate purposes.

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

Grant date (investors and placement agent, respectively)		February 17, 2021
Share price at date of grant (investors and placement agent, respectively)	US$	4.45
Exercise price at date of grant (investors and placement agent, respectively)	US$	3.57 & 4.46
Volatility		107%
Warrant life		5 years
Dividend yield		0%
Risk-free interest rate		0.57%
Average fair value at grant date	US$	3.54

On June 10, 2021, the Company commenced a registered direct offering of securities, and executed a Securities Purchase Agreement (the “SPA”) with three institutional accredited investors pursuant to which it sold 913,875 of the Company’s common shares at the per share price of $3.48 (which was priced in excess of the average of the five-day closing price for the Company’s common shares preceding execution of the SPA, which was $3.42). In a concurrent private placement, the Company sold to such investors warrants to purchase 913,875 common shares (the “Investor Warrants”). The Investor Warrants have an exercise price per share of $3.42, subject to adjustment, and have a term of five years. The transactions yielded gross proceeds to the Company of $3,180,285, before the payment of commissions and expenses.

In addition, the Company issued warrants (the “Placement Agent Warrants”) to the Placement Agent to purchase a number of common shares equal to 5.0% of the aggregate number of shares sold to the investors in this offering, as well as the warrant shares issuable upon exercise of the Warrants issued in the concurrent private placement, as additional placement agency compensation. The Placement Agent Warrants have substantially the same terms as the Investor Warrants, except that the Placement Agent Warrants will have an exercise price of $4.35.

Grant date (investors and placement agent, respectively)		June 14, 2021
Share price at date of grant (investors and placement agent, respectively)	US$	3.15
Exercise price at date of grant (investors and placement agent, respectively)	US$	3.42 & 4.35
Volatility		115%
Warrant life		5 years
Dividend yield		0%
Risk-free interest rate		0.80%
Average fair value at grant date	US$	2.50

Following is a summary of the warrant activity (post-reverse stock split) for the years ended December 31, 2021 and 2020:

			Weighted
			Average
			Remaining
		Average	Contractual
	Number of	Exercise	Term in
	Warrants	Price	Years
Outstanding at January 1, 2020	576,479	$4.56	4.38
Exercisable at January 1, 2020	576,479	$4.56	4.38
Granted	404,415	0.80	5.00
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—
Outstanding at December 31, 2020	980,894	1.21	3.85
Exercisable at December 31, 2020	980,894	1.21	3.85
Granted	1,652,322	3.56	5.00
Exercised	700,516	2.43	—
Forfeited	—	—	—
Expired	64,286	18.72	—
Outstanding at December 31, 2021	1,868,414	$3.50	4.14
Exercisable at December 31, 2021	1,868,414	$3.50	4.14

During the year ended December 31, 2021, a total of 700,516 shares of warrants were exercised into 685,339 shares of the Company’s common stock (of which, 32,677 shares of warrants were exercised cashless into 17,500 common shares) for total proceeds of RMB 10,258,000.

Share-based Compensation

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

From January to December 31, 2021, the Company issued aggregate of 33,269 shares to its Chief Financial Officer as stock compensation expense. The fair value of 33,269 shares was RMB 573,000. From January to December 31, 2021, the Company issued aggregate of 81,010 shares to its Chief Executive Officer as stock compensation expense. The fair value of 81,010 shares was RMB 1,262,000.

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

After the successful consummation of the reverse recapitalization, Mr. Wong Kung Tok, the former sole shareholder of Success Winner, allotted a total of 1,521,528 the Company's ordinary shares (pre-reverse stock split) to two financial advisors for their financial advisory services related to the recapitalization activities. The shared based payment reserve represents the fair value of these allotted shares measured based on the average market price over the service periods.

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

The Board of Directors duly adopted and approved the 2019 Equity Compensation Plan (“the 2019 Plan”) on December 20, 2019. The purpose of the 2019 Plan was to attract and retain outstanding individuals as Employees, Directors and Consultants of the Company and its Subsidiaries, to recognize the contributions made to the Company and its Subsidiaries by Employees, Directors and Consultants, and to provide such Employees, Directors and Consultants with additional incentive to expand and improve the profits and achieve the objectives of the Company and its Subsidiaries, by providing such Employees, Directors and Consultants with the opportunity to acquire or increase their proprietary interest in the Company through receipt of Awards.

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

The total number of shares that may be issued under the 2019 Plan was 333,333. Such shares may be either be authorized but unissued shares or treasury shares. In the event of any reorganization, recapitalization, share split, distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the Company or any similar corporate transaction, the Board shall make such adjustments as it deems appropriate, in its sole discretion, to preserve the benefits or intended benefits of the 2019 Plan and Awards granted under the 2019 Plan.

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

From January to December 31, 2020, the Company issued aggregate of 46,256 shares to its Chief Financial Officer as stock compensation expense, and issued aggregate of 36,201 shares to its Chief Executive Officer as stock compensation expense.

From January to December 31, 2021, the Company issued aggregate of 33,269 shares to its Chief Financial Officer as stock compensation expense, and issued aggregate of 81,010 shares to its Chief Executive Officer as stock compensation expense.

For the years ended December 31, 2021, 2020 and 2019, employee remuneration expense (all of which related to equity-settled share-based payment transactions) of RMB 1,835,000, RMB 1,135,000 and RMB 626,000, respectively, has been included in profit or loss and credited to the share-based payment reserve.

25.        SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)        Apart from those discussed elsewhere in these financial statements, the following are significant related party transactions entered into between the Company and its related parties at agreed rates:

	2021	2020
	RMB’000	RMB’000
Amounts owed to related parties	36,348	36,348

	36,348	36,348

Mr. Huang Jia Dong, the prior Chief Executive Officer and a prior director of the company, and Mr. Wong Kung Tok, formerly one of the Company’s significant shareholders, provide working capital loans to the Company from time to time during the normal course of its business. These loans amounted to RMB 35,057,000 and RMB 35,057,000 as of December 31, 2021 and 2020, respectively. These loans are interest free, unsecured and repayable on demand. Mr. Huang and Mr. Wong are brothers-in-law.

As of December 31, 2021, the Company had a loan of US$167,000 (equivalent to RMB 1,160,000) (2020: US$167,000 (equivalent to RMB 1,160,000)) payable to Sound Treasure Limited, an affiliate of Mr. Huang Jia Dong and a shareholder of the Company. This loan is interest free, unsecured and repayable on demand.

As of December 31, 2021, the Company had a loan of US $20,000 (equivalent to RMB 131,000) (2020: US$20,000 (equivalent to RMB131,000)) payable to Alex Ng Man Shek, a director and corporate secretary of the Company. This loan is interest free, unsecured and repayable on demand.

During the year ended December 31, 2021, the Company paid a total of RMB 8,840,000 in consultancy fees to Anhui Zhongjun Enterprise Management Co., Ltd. (“Anhui Zhongjun”); of the RMB 8,840,000 total consultancy fees, RMB 5,993,000 were expensed during the year. The remaining RMB 2,847,000 was recorded under prepayments under current assets as of December 31, 2021. During the year ended December 31, 2021, the Company received a total of RMB 1,460,000 from Anhui Zhongjun for the provision of business management services. The Company completed all performance obligations pertaining to the RMB 1,460,000 received and recognized revenue of RMB 1,378,000, net of PRC value-added tax of RMB 82,000. The director of Anhui Zhongjun, Zhang Yonghong is also a director of the Company's subsidiary, Chengdu Future Talented Management and Consulting Co., Ltd.

During the year ended December 31, 2021, the Company incurred a total of RMB 36,929,000 in cost of revenue to Lianjie (Hainan)Technology Co., Ltd. (“Lianjie”). The Company paid RMB 34,364,000 to Lianjie for the cost of revenue incurred. As of December 31, 2021, the Company had trade accounts payable of RMB 2,565,000 due to Lianjie. Lin Yufeng, a director of the Company’s subsidiary, Hainan KylinCloud Services Technology Co., Ltd., was a significant shareholder of Lianjie from September 22, 2021 until November 19, 2021.

26.         COMMITMENTS

(a)          Operating lease commitments

The Company leases production factories, warehouses and employees’ hostel from unrelated parties under non-cancellable operating lease arrangements. The leases have varying terms and the total future minimum lease payments of the Company under non-cancellable operating leases are payable as follows:

	As of December 31,
	2021	2020	2019
	RMB’000	RMB’000	RMB’000
Within one year	13,404	13,431	5,793
After one year and within five years	33,325	46,728	—
	46,729	60,159	5,793

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

(b)         Capital commitments

The Company’s capital expenditures consist of expenditures on property, plant and equipment and capital contribution. Capital expenditures contracted for at the balance sheet date but not recognized in the financial statements are as follows:

	As of December 31,
	2021	2020	2019
	RMB’000	RMB’000	RMB’000
Contracted for capital commitment in respect of capital contribution to its wholly foreign owned subsidiary in the PRC:
Chengdu Future	30,000,000	30,000,000	30,000,000
Antelope Chengdu	65,250,000	65,250,000	—
Hainan Antelope Holding	63,726,000	—	—
Antelope Future (Yangpu)	63,726,000	—	—
Antelope Investment (Hainan)	50,000,000	—	—
Antelope Ruicheng Investment	50,000,000	—	—
Hainan Kylin Cloud Service Technology	5,000,000	—	—

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

The Company’s concentration of credit risk by geographical location is wholly in the PRC as of December 31, 2021 and 2020. Further details of the Company’s concentration of credit risk are set out in Note 15.

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

	As of December 31, 2021
		More than 1	Total contractual
		year but less	undiscounted	Carrying
	Within 1 year	than 5 years	cash flow	amount
	RMB’000	RMB’000	RMB’000	RMB’000
Trade payables	6,290	—	6,290	6,290
Amounts owed to related parties	36,348	—	36,348	36,348
Lease liabilities	14,883	34,565	49,448	49,448
Total	57,521	34,565	92,086	92,086

	As of December 31, 2020
		More than 1	Total contractual
		year but less	undiscounted	Carrying
	Within 1 year	than 5 years	cash flow	amount
	RMB’000	RMB’000	RMB’000	RMB’000
Trade payables	6,750	—	6,750	6,750
Amounts owed to related parties	36,348	—	36,348	36,348
Lease liabilities	15,478	—	49,469	64,947
Total	58,576	49,469	108,045	108,045

(c)	Interest rate risk

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

At December 31, 2021 and 2020, the company has paid off all its loan. Thus was no variable-rate risk.

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

As of December 31, 2021 and 2020, nearly all of the Company’s monetary assets and monetary liabilities were denominated in RMB except certain bank balances (Note 17) were denominated in US dollars and HKD.

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

	As of December 31,
	2021	2020	2019
	RMB’000	RMB’000	RMB’000
Loss before taxation	895	421	414

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Company which expose the Company to foreign currency risk at the end of the reporting period. The stated changes represent management’s assessment of reasonably possible changes in foreign exchange rates over the period until the end of next annual reporting period. The analysis is performed on the same basis for 2021, 2020 and 2019.

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
(i)	Financial instruments carried at fair value

Fair value hierarchy

The following table presents the fair value of the Company’s financial instruments measured at the end of the reporting period on a recurring basis, categorized into the three-level fair value hierarchy as defined in IFRS 13 Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
●	Level 2: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)
●	Level 3: inputs for the assets or liability that are not based on observable market data (that is, unobservable inputs). The Company’s directors are responsible to determine the appropriate valuation techniques and inputs for fair value measurements.

There were no transfers between instrument levels during the years ended December 31, 2021 and 2020.

As of December 31, 2021 and 2020 there were no other financial instruments measured on a recurring basis.

(ii)	Financial assets and liabilities measured at other than fair value

The carrying amounts of the Company’s other financial instruments carried at cost or amortized cost approximate their fair values as of December 31, 2021 and 2020.

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

The Company is not subject to externally imposed capital requirements, except for, as disclosed in Note 23(a), the Company’s PRC subsidiaries are required by the Foreign Enterprise Law of the PRC to contribute to and maintain a non-distributable statutory reserve fund whose utilization is subject to approval by the Board of Directors. This externally imposed capital requirement has been complied with by the PRC subsidiaries for the years ended December 31, 2021, 2020 and 2019.

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

	As of December 31,
	2021	2020
	RMB’000	RMB’000
Interest-bearing bank borrowings	—	—
Amounts owed to related parties	36,348	36,348
Total debts	36,348	36,348
Less: Cash and cash equivalents (excluding restricted bank balances)	(27,880)	(12,344)
Net debts	8,548	24,004
Equity attributable to shareholders of the Company	61,943	97,349
Gearing ratio	13.8%	24.7%

29.         SUBSEQUENT EVENTS

The Company has evaluated all events that have occurred subsequent to December 31, 2021 through the date that the consolidated financial statements were issued. Management has concluded that there is no material subsequent event required disclosure in these financial statements.