Form 20-F
period 2022-12-31
Antelope Enterprise Holdings Ltd
filed 2023-05-01
CIK 1470683

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

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

Room 1802, Block D, Zhonghai International Center,

Hi-Tech Zone, Chengdu,

Sichuan Province, PRC

Telephone: +86 (28) 8532 4355

(Address of principal executive offices)

Weilai (Will) Zhang

Room 1802, Block D, Zhonghai International Center,

Hi-Tech Zone, Chengdu,

Sichuan Province, PRC

Telephone: +86 (28) 8532 4355

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	AEHL	The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 8,055,188 ordinary shares, par value $0.024 each were issued and outstanding as of December 31, 2022. (On February 21, 2023, the Company amended its authorized share capital, as result, the ordinary share, par value $0.024 each, of the company were re-designated into Class A ordinary shares, no par value, and Class B ordinary shares, no par value.)

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

Yes ☒           No ☐

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

☐Item 17           ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐           No ☒

CERTAIN INFORMATION

In this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated, “we,” “us,” “our,” and “Antelope Enterprises” refers to Antelope Enterprise Holdings Limited (formerly China Ceramics Co., Ltd.), a British Virgin Islands company, and its subsidiaries, including Success Winner Limited (“Success Winner”), a British Virgin Islands company and wholly owned subsidiary of Antelope Enterprises, Stand Best Creation Limited (“Stand Best”), a Hong Kong company and wholly owned subsidiary of Success Winner and the entity that wholly owns Jinjiang Hengda Ceramics Co., Ltd. (“Hengda”), a PRC operating company that in turn wholly owns Jiangxi Hengdali Ceramic Materials Co., Ltd. (“Hengdali”), a PRC operating company, Vast Elite Limited (“Vast Elite”), a Hong Kong company and wholly owned Subsidiary of Success Winner and the entity that wholly owns Chengdu Future Talented Management and Consulting Co., Ltd, (“Chengdu Future”) a PRC operating company, Antelope Enterprise (HK) Holdings Limited (“Antelope HK”), a Hong Kong company and wholly owned subsidiary of Success Winner and the entity that wholly owns Antelope Holdings (Chengdu) Co., Ltd (“Antelope Chengdu”), a PRC operating company, and the entity that wholly owns Antelope Future (Yangpu) Investment Co., Ltd (“Antelope Yangpu”), a PRC operating company that in turn wholly owns Antelope Ruicheng Investment (Hainan) Co., Ltd (“Antelope Ruicheng”) that in turn owns 51% of Hainan Kylin Cloud Services Technology Co., Ltd (“Hainan Kylin”), and the entity that wholly owns Hainan Antelope Holdings Co., Ltd (“Hainan Antelope”), a PRC operating company that in turn wholly owns Antelope Investment (Hainan) Co., Ltd (“Antelope Investment”), Hainan Kylin Cloud Services Technology Co., Ltd (“Hainan Kylin”) that in turrn owns 100% of Hangzhou Kylin Cloud Services Technology Co., Ltd (“Hangzhou Kylin”) and Anhui Kylin Cloud Services Technology Co., Ltd (“Anhui Kylin”) ..

On November 20, 2009, China Holdings Acquisition Corp. (“CHAC”), our predecessor, merged with and into Antelope Enterprise Holdings Limited, its wholly owned British Virgin Islands subsidiary, resulting in the redomestication of CHAC to the British Virgin Islands as “Antelope Enterprise Holdings Limited”. Immediately following the merger and redomestication (the “Redomestication”), and as part of the same integrated transaction, Antelope Enterprises acquired all of the outstanding securities of Success Winner (the “Business Combination”). Unless the context indicates otherwise, the “Company” refers to CHAC prior to the Business Combination and Antelope Enterprises following the Business Combination.

Unless the context indicates otherwise, all references to “China” or “PRC” refer to the People’s Republic of China. All references to “provincial-level regions” or “regions” include provinces as well as autonomous regions and directly controlled municipalities in China, which have an administrative status equal to provinces, including Beijing.

All references to “Renminbi,” “RMB” or “yuan” are to the legal currency of the People’s Republic of China, and all references to “U.S. dollars,” “dollars,” “$” are to the legal currency of the United States. This Report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

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

Our Corporate Structure

We are an offshore holding company incorporated in the British Virgin Islands. As a holding company with no material operations, our operations were conducted by our subsidiaries in China.

The following diagram illustrates our corporate structure as of the date of this annual report:

We are subject to certain legal and operational risks associated with our operation in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in our subsidiaries’ operations, significant depreciation of the value of our Class A ordinary shares, or a complete hindrance of our ability to offer our securities to investors in the future. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

Pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the Cyberspace Administration of China (“CAC”). Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear. On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “CAC Revised Measures”) to replace the original Cybersecurity Review Measures. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than one million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas. As advised by our PRC counsel, Allbright Law Offices, we are not subject to cybersecurity review with the CAC in accordance with the CAC Revised Measures, because (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; (ii) as of the date of this annual report, our data processing activities (including the collection, storage, usage, transmission and publicity of data) do not damage national security; and (iii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator. However, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a PRC company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. In addition, on February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. As advised by Allbright Law Offices, our PRC counsel, we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect our listing on the Nasdaq Capital Market.  However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless.

Furthermore, the audit report included in this Form 20-F for the year ended December 31, 2022, was issued by our auditors, Centurion ZD CPA & Co. (“CZD CPA”), an audit firm headquartered in Hong Kong. CZD CPA are among those audit firms listed by the PCAOB Hong Kong Determination, a determination announced by the PCAOB on December 16, 2021, that the it was unable to inspect or investigate completely registered public accounting firms headquartered in Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. The PCAOB made this determination pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the Holding Foreign Companies Accountable Act (“HFCA Act”). On August 26, 2022, the China Securities Regulatory Commission (“CSRC”), the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden, which amended the HFCA Act by reducing the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. In the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act, as amended, and ultimately result in a determination by the Nasdaq Capital Market to delist our securities.

Our management monitors the cash position of each entity within our organization regularly and prepare budgets on a monthly basis to ensure each entity has the necessary funds to fulfill its obligation for the foreseeable future and to ensure adequate liquidity. As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiary in Hong Kong, and the subsidiaries in China, for our cash and financing requirements. The payment of dividends to Antelope Enterprises by our Chinese subsidiaries is affected by means of dividends by those entities to their Hong Kong direct parent and a redividend by that Hong Kong entity to Antelope Enterprises. Such dividends are effected by resolution of the board of directors of each such entity (after provision for applicable tax obligations). China is a foreign exchange administration country. Capital injections, cross-border trade and services transactions settled in foreign exchange, overseas financing and profit repatriations are subject to the foreign exchange administration regulations. A Chinese subsidiary owned by foreign company must apply for registration of foreign exchange with the SAFE after the issuance of a business license and obtain a foreign exchange registration certificate. When the Chinese subsidiaries apply for repatriating dividends to foreign shareholders, it must submit the application form to SAFE with the proof that such dividends have been subjected to all applicable tax withholding. A Chinese subsidiary can only distribute dividends out of its accumulated profits, which means that any accumulated losses must be more than offset by its profits in other years, including the current year. Please refer to “Item 4 Information on the Company – History and Development of the Company - Cash Transfers Within Our Organization” for more information.

Permission or Approval Required from the PRC Authorities for Our PRC Subsidiaries’ Operation

To operate the general business activities currently conducted in China, each of our subsidiaries in China is required to obtain a business license from the State Administration for Market Regulation (“SAMR”). All of our PRC subsidiaries have obtained their valid business licenses from the SAMR, and no application for any such license has been denied.

We are aware, however, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. Given the current regulatory environment in the PRC, we are still subject to the uncertainty of different interpretation and enforcement of the rules and regulations in the PRC adverse to us, which may take place quickly with little advance notice.

On December 28, 2021, the CAC published the CAC Revised Measures, which further restates and expands the applicable scope of the cybersecurity review. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review. In addition, operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities. Although the CAC Revised Measures provides no further explanation on the extent of “network platform operator” and “foreign” listing, we do not believe we are obligated to apply for a cybersecurity review pursuant to the CAC Revised Measures, considering that (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that we will reach such threshold in the near future; (ii) as of the date of this this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator.

That being said, the CAC Revised Measures empowers the cybersecurity review office to initiate cybersecurity review when they believe any particular data processing activities “affect or may affect national security”. In addition, on November 14, 2021, the CAC promulgated the Regulations on the Administration of Cyber Data Security (Draft for Comments) (the “Draft CAC Regulations”), and according to the Draft CAC Regulations, any data processors shall, in accordance with relevant state provisions, apply for a cybersecurity review when carrying out, among other things, “other data processing activities that affect or may affect national security”. However, neither the CAC Revised Measures nor the Draft CAC Regulations provides for any further explanation or interpretation over what constitutes activities that “affect or may affect national security”. Therefore, if any competent government authorities deem that our PRC subsidiaries’ data processing activities may affect national security, we may be subject cybersecurity review, and in that scenario, failure to pass such cybersecurity review and/or to comply with the data privacy and data security requirements raised during such cybersecurity review could subject our PRC subsidiaries to penalties, damage its reputation and brand, and harm its business and results of operations.

In summary, we and our PRC subsidiaries are not required to obtain permission or approval from the PRC authorities including CSRC or CAC for our PRC subsidiaries, nor have we or our PRC subsidiaries, received any denial for our PRC subsidiaries’ operation. We are subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that we inadvertently conclude that the permission or approvals discussed here are not required, that applicable laws, regulations or interpretations change such that we or any of our PRC subsidiaries are required to obtain approvals in the future, or that the PRC government could disallow our holding company structure, which would likely result in a material change in our operations, including our ability to continue our existing holding company structure, carry on our current business, accept foreign investments, and continue to offer securities to our investors. These adverse actions could cause the value of our Class A ordinary shares to significantly decline or become worthless. We may also be subject to penalties and sanctions imposed by the PRC regulatory agencies, including the CSRC, if we fail to comply with such rules and regulations, which would likely adversely affect the ability of our securities to be listed on the U.S. exchange, which would likely cause the value of our Class A ordinary shares to significantly decline or become worthless.

A.	[Reserved]

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report.

Risk Factors Relating to Our Livestreaming Ecommerce Business

We have a limited operating history in a highly competitive technology segment.

We started operating our livestreaming ecommerce business through our indirect subsidiary, Hainan Kylin, in September 2021. Therefore, we have a limited operating history in the livestreaming ecommerce sector, which is competitive and subject to transformation. We may have limited information into trends that could affect the demand for our services. Our financial results and growth to date may not be indicative of our future performance. We may not be able to effectively manage our growth and experience operational, financial and human resource constraints. Our current procedures and controls may not be adequate to support our future operations, and if we are not able to manage our growth effectively, our business may be materially and adversely affected.

If certain consumer behavior trends do not continue develop as anticipated, our operating results will be adversely affected.

Our future financial performance is dependent on certain consumer and social trends and we may have overestimated factors attributable to its growth as well as our successful positioning in such markets. We are subject to both business and consumer activities in the livestreaming ecommerce industry as well as trends in specific demographics which are often difficult to ascertain and which can change quickly.

We have entered a potentially competitive market segment.

The livestreaming ecommerce industry in which we are participating may attract highly seasoned and better capitalized competitors, which could inhibit our success. The relatively low entry threshold and the rapid growth of livestreaming ecommerce in China could make this market become crowded which would decrease our existing and potential market share. We will need to promote and develop brand awareness as a competitive advantage and there can be no assurance that such branding will be successful or sustainable. We expect to continue to expend financial resources on the expansion of our livestreaming ecommerce business, and there can be assurance that we will be able to compete with larger, better capitalized firms. This may also affect our ability to scale our operations and successful execute our strategic growth plan.

We are subject to rapid technology change and certain of our livestreaming ecommerce business could have significant barriers to entry.

Some of our businesses will depend on the growth and evolution of the livestreaming ecommerce and technologies associated with the Internet, and we cannot be certain how Internet access or trends for our services will evolve over time. Also, the barriers to entry to our livestreaming ecommerce sector could erode due to strong competitors, low entry costs, competitive pricing, geographical advantages, and other parties’ affiliations and partnerships.

Our business depends on our ability to maintain and grow our network of high-quality suppliers of hosts and influencers. If we are unable to do so, our future growth would be limited and our business, financial condition and results of operations would be harmed.

Our success is dependent upon our continued ability to maintain and grow our credentialed network of high-quality suppliers of hosts and influencers. We have entered into contracts with different suppliers, usually staffing agencies, which have a growing and diverse pool of hosts and influencers. In addition, the perceived value of our solutions and our reputation may be negatively impacted if the services provided by the hosts or influencers from our suppliers are not satisfactory to customers and their members. The failure to maintain or grow our selective network of suppliers or the failure of those suppliers to meet and exceed our customers’ expectations, may result in a loss of or inability to grow or maintain our customer base, which could adversely affect our business, financial condition and results of operations.

We rely on existing technology systems, networks and platforms that are outside of our control.

Our livestreaming ecommerce business relies on existing technology systems, networks and platforms that we do not control, and changes to any of these technology formats could cause us our change our business model and operations. We may not be successful in developing relationships with industry participants that advance our business efforts or to engage customers to buy or use our services. A large or sudden increase in the cost of the technologies that we utilize may cause us to risk operational viability. Further, changes in technology can occur quickly and unpredictably, and our ability to adapt to such changes could be constrained by our limited experience in our new livestreaming social ecommerce business segment.

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

Risk Factors Relating to Our Ceramic Tile Business

We have entered into a share purchase agreement with a buyer to purchase the ceramic tile business. We expect the divestiture of this business segment to occur but it is possible that this will not happen. If the sale of this business is not consummated, this operating segment could continue to experience challenging market conditions attributable to the slowdown in China’s real estate sector.

In December 2022 the Company’s Board of Directors unanimously agreed to divest of its legacy ceramic tile building materials business. A special meeting of the Company’s shareholders was held on February 21, 2023, and the shareholders approved the divestiture of this business, which is expected to close pending satisfaction of customary closing conditions. However, if the sale of this business is not consummated, this operating segment could continue to experience challenging market conditions attributable to the slowdown in China’s real estate sector. Further, the following risk factors should continue to be considered should this divestiture not be consummated.

The Company may incur significant delays and/or expenses relating to the COVID-19 (coronavirus) pandemic in China and beyond.

Beginning in late 2019, a novel strain of coronavirus (COVID-19) was reported and the World Health Organization has declared the outbreak to constitute a “Public Health Emergency of International Concern.” This has prompted government-imposed quarantines, closures of certain travel and businesses. In March 2022, the Company temporarily shut down its operations in Jinjiang City, Fujian Province, as mandated by the local authorities. In April 2022, the Company gradually resumed its operations in these cities and continues to operate such production facilities.   For the year ended December 31, 2022, revenue generated by the ceramic tile business decreased by RMB107.1 million as compared to fiscal 2021 mainly due to the 5.6 million decrease in sales volume because our customers’ business were declining due to the COVID 19 pandemic. For the full fiscal year 2021, revenue generated by the ceramic tile business decreased by 20.9% as compared to fiscal 2020 mainly due to the 14.0% decrease in sales volume and a decrease in our average selling price of 8.0% resulting from a contraction in business from our customers which was primarily caused by the COVID 19 pandemic. In early December 2022, China announced a nationwide loosening of its zero-COVID policy. However, the extent of the impact of the COVID-19 pandemic on our business and financial results will depend largely on future developments, including the duration and extent of the spread of COVID-19 both globally and within our operating markets, the impact on our operating markets’ and global economies, and governmental or regulatory orders that impact our business, all of which are highly uncertain and cannot be predicted. To the extent that COVID-19 or any health epidemic harms our operating markets’ and global economies in general, our results of operations could be adversely affected.

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

We operate in a competitive and fragmented industry of ceramic tile manufacturing. There is no assurance that we will not face competition from our existing competitors and new entrants. We compete with a variety of companies, some of which have advantages that include: longer operating history, larger clientele base, superior products, better access to capital, personnel and technology, or are better entrenched. Our competitors may be able to respond more quickly to new and emerging technologies and changes in customer requirements or succeed in developing products that are more effective or less costly than our products. Any increase in competition could have a negative impact on our pricing (thus eroding our profit margins) and reduce our market share. If we are unable to compete effectively with our existing and future competitors and do not adapt quickly to changing market conditions, we may lose market share.

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

We intend to expand our market presence and explore opportunities in strategic investments or alliances and acquisitions. These initiatives involve various risks including, but not limited to, the investment costs in setting up new offices and sales offices and working capital requirements. There is no assurance that any future plan can be successfully implemented as the successful execution could depend on several factors, some of which are not within our control. Failure to successfully implement our future plans or to effectively manage costs may lead to a material adverse change in our operating environment or affect our ability to respond to market or industry changes, resulting in reduced financial performance. Decelerating economic growth in China has caused challenging market conditions in the real estate and construction sectors resulting in a contraction in investment and new housing projects by property developers. The challenging market conditions has resulted in an expected contraction in demand for our products. Due to the reduced demand for our products, we have, from time to time, recorded an impairment of assets. As we are currently operating our Hengda facility at significantly less than our maximum capacity, this could reduce our profitability.

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

Risk Factors Relating to Our Operations in China

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

Auditors of companies whose shares are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. PCAOB and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our financial statements contained in this annual report on Form 20-F for the year ended December 31, 2022 have been audited by CZD CPA, an independent registered public accounting firm that is headquartered in Hong Kong. CZD CPA were among those audit firms listed by the PCAOB Hong Kong Determination, a determination announced by the PCAOB on December 16, 2021, that it was unable to inspect or investigate completely registered public accounting firms headquartered in Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. The PCAOB made this determination pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act. On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden, which amended the HFCA Act by reducing the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. In the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, it would make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China and Hong Kong that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements. In addition, our securities may be prohibited from trading under the HFCA Act, as amended, and ultimately result in a determination by the Nasdaq Capital Market to delist our securities.

Our shares may be delisted under the HFCA Act as the PCAOB is unable to inspect our auditor with presence in Hong Kong, and the delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The HFCA Act was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over the counter trading market in the United States. Our financial statements contained in this annual report on Form 20-F for the year ended December 31, 2022 have been audited by CZD CPA, an independent registered public accounting firm that is headquartered in Hong Kong. CZD CPA were among those audit firms listed by the PCAOB Hong Kong Determination, a determination announced by the PCAOB on December 16, 2021, that it was unable to inspect or investigate completely registered public accounting firms headquartered in Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. The PCAOB made this determination pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act. On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden, which amended the HFCA Act by reducing the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

The Company understands that in the event that the PCAOB is unable to inspect or investigate completely the Company’s independent auditor for consecutive two years, the SEC could prohibit trading of our Class A ordinary shares on the NASDAQ Capital Market, any other U.S. securities exchange, and in the over-the-counter market. Such a trading prohibition would substantially impair, if not preclude your ability to sell or purchase our securities, and the risks and uncertainties associated with a potential trading prohibition could have a negative impact on the price of our Class A ordinary shares.

We are dependent on political, economic, regulatory and social conditions in the PRC.

Approximately 100%, 100% and 100%  of our revenue in each of the years ended December 31, 2022, 2021 and 2020, respectively, was derived from the PRC market and we anticipate that the PRC market will continue to be the major source of revenue for the foreseeable future. Accordingly, any significant slowdown in the PRC economy or decline in demand for our products from our customers in the PRC will have an adverse effect on our business and financial performance. Furthermore, as our operations and production facilities are located in the PRC, any unfavorable changes in the social and/or political conditions may also adversely affect our business and operations. While the current policy of the PRC government seems to be one of economic reform to encourage foreign investments and greater economic decentralization, there is no assurance that such a policy will continue to prevail in the future. There is no assurance that our operations will not be adversely affected should there be any policy changes.

In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list or listed on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on Nasdaq, financial condition, results of operations, and the offering.

We are subject to various risks and costs associated with to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. This data is wide ranging and relates to our investors, employees, contractors and other counterparties and third parties. Our compliance obligations include those relating to the relevant PRC laws in this regard. These PRC laws apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries in China, and among us, our PRC subsidiaries, and other parties with which we have commercial relations. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

Pursuant to the PRC Cybersecurity Law, promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the CAC. Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear. On December 28, 2021, the CAC published the CAC Revised Measures which further restates and expands the applicable scope of the cybersecurity review. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review. In addition, operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities. Although the CAC Revised Measures provides no further explanation on the extent of “network platform operator” and “foreign” listing, as confirmed by our PRC counsel, Allbright Law Offices, we are not subject to cybersecurity review with the CAC , because (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; (ii) as of the date of this annual report, our data processing activities (including the collection, storage, usage, transmission and publicity of data) do not damage national security; and (iii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator.  However, we cannot guarantee that we will not be subject to cybersecurity review in the future. During such review, we may be required to suspend our operation experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources.

Furthermore, if we were found to be in violation of applicable laws and regulations in China during such review, we could be subject to administrative penalties, such as warnings, fines, or service suspension. Therefore, cybersecurity review could materially and adversely affect our business, financial condition, and results of operations.

In addition, the PRC Data Security Law, promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. As the Data Security Law was recently promulgated, we may be required to make further adjustments to our business practices to comply with this law. If our data processing activities were found to be not in compliance with this law, we could be ordered to make corrections, and under certain serious circumstances, such as severe data divulgence, we could be subject to penalties, including the revocation of our business licenses or other permits. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. As there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, we cannot assure you that we will be compliant such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and other sanctions. As a result, we may be required to suspend our relevant businesses, shut down our website, take down our operating applications, or face other penalties, which may materially and adversely affect our business, financial condition, and results of operations.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law of the PRC, or the PIPL, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the PIPL provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court. As uncertainties remain regarding the interpretation and implementation of the PIPL, we cannot assure you that we will comply with the PIPL in all respects, we may become subject to fines and/or other penalties which may have material adverse effect on our business, operations and financial condition.

While we take measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and our business partners. However, compliance with any additional laws could be expensive, and may place restrictions on our business operations and the manner in which we interact with our users. In addition, any failure to comply with applicable cybersecurity, privacy, and data protection laws and regulations could result in proceedings against us by government authorities or others, including notification for rectification, confiscation of illegal earnings, fines, or other penalties and legal liabilities against us, which could materially and adversely affect our business, financial condition, results of operations and the value of our Ordinary Shares. In addition, any negative publicity on our website or platform’s safety or privacy protection mechanism and policy could harm our public image and reputation and materially and adversely affect our business, financial condition, and results of operations.

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

Hengda, Chengdu Future, Antelope Yangpu, Hainan Antelope, Antelope Chengdu are foreign investment enterprise, or “FIE,” and are subject to the rules and regulations in the PRC on currency conversion. In the PRC, State Administration of Foreign Exchange, or SAFE, regulates the conversion of the RMB into foreign currencies. Currently, FIEs are required to apply to SAFE for “Foreign Exchange Registration Certificates for Foreign Investment Enterprise”. With such registration certifications (which need to be renewed annually), FIEs are allowed to open foreign currency accounts including the “current account” and “capital account”. Currently, conversion of currency within the scope of the “current account” (e.g. remittance of foreign currencies for payment of dividends, etc.) can be effected without requiring the approval of SAFE. However, conversion of currency in the “capital account” (e.g. for capital items such as direct investments, loans, securities, etc.) still requires the approval of SAFE. On October 21, 2005, SAFE promulgated the “Notice on Issues concerning Foreign Exchange Management in Financing by PRC Residents by Overseas Special Purpose Vehicle and Return Investments” (the “No. 75 Notice”). The No. 75 Notice came into effect on November 1, 2005 and requires the following matters, among others, to be complied with: every PRC domestic resident who establishes or controls an overseas special purpose vehicle, or “SPV,” must apply to the local bureau of SAFE for an “overseas investment foreign exchange registration.” Every PRC domestic resident of an SPV who has completed the “overseas investment foreign exchange registration”, or “Registrant,” must make an application to the local bureau of SAFE to amend their registration particulars upon (i) the injection of any PRC domestic assets or the equity interests of any PRC domestic company owned by the PRC domestic resident into the SPV, and (ii) the implementation of any overseas equity fund-raising by the SPV following an injection of PRC domestic assets or the equity interests of a PRC domestic company; every Registrant must apply to the local bureau of SAFE for change of registration particulars or recordation within 30 days after the occurrence of any capital increase or reduction, changes in shareholdings or share swap, merger, long-term investment in equities or debentures, guarantee of foreign indebtedness and other major capital changes not involving “return investment”, undertaken by an SPV; and every Registrant must repatriate, within 180 days, dividends or profits which he receives from an SPV and/or income derived from changes in the shareholding of an SPV. On July 14, 2014, China’s State Administration of Foreign Exchange (SAFE), the foreign exchange control authority, released the Notice of the State Administration of Foreign Exchange on Relevant Issues Concerning Foreign Exchange Administration for Overseas Investment, Financing and Round Trip Investment Undertaken by Domestic Residents via Special Purpose Vehicles (Notice 37). The regulation took effect July 4, 2014. At that time, the old regulation, “Notice on Issues concerning Foreign Exchange Management in Financing by PRC Residents by Overseas Special Purpose Vehicle and Return Investments” (the “No. 75 Notice”), which was issued in 2005, was repealed. Compared with Circular 75, Circular 37 reflects the trend of SAFE’s policy to gradually loosen the restrictions and simplify the procedures for overseas financing and investment by Chinese residents, so as to fully utilize the financial resources in domestic and overseas markets. However, as Circular 37 has only recently been issued, the actual interpretation and enforcement of the above changes by SAFE in practice remain to be seen. There can be no assurance that SAFE will not continue to issue new rules and regulations and/or further interpretations of the No. 37 Notice that will strengthen the foreign exchange control. As our operating entities are located in the PRC and all of our sales are denominated in RMB, our ability to pay dividends or make other distributions may be restricted by PRC foreign exchange control restrictions. There can be no assurance that the relevant regulations will not be amended to our detriment and that our ability to distribute dividends will not be adversely affected.

Introduction of new laws or changes to existing laws by the PRC government may adversely affect our business.

With the regulations concerning data privacy and cybersecurity are developing in China, we may be subject to new laws and regulations when we operate our business.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law of the PRC, which took effect on September 1, 2021. The Data Security Law clarifies the scope of data to cover a wide range of information records generated from all aspects of production, operation and management of government affairs and enterprises in the process of the gradual transformation of digitalization and requires that data collection shall be conducted in a legitimate and proper manner, and theft or illegal collection of data is not permitted. Data processors shall establish and improve the whole-process data security management rules, organize and implement data security trainings as well as take appropriate technical measures and other necessary measures to protect data security. In addition, data processing activities shall be conducted on the basis of the graded protection system for cybersecurity.

On July 30, 2021, the State Council promulgated the Regulations on Protection of Security of Critical Information Infrastructure, effective on September 1, 2021, under which, a “critical information infrastructure” refers to critical network facilities and information systems involved in important industries and sectors, such as public communication and information services, energy, transportation, water conservancy, finance, public services, governmental digital services, science and technology related to national defense industry, as well as those which may seriously endanger national security, national economy and citizen’s livelihood or public interests if damaged or malfunctioned, or if any leakage of data in relation thereto occurs. The competent governmental departments and supervision and management departments of the aforementioned important industries will be responsible for (i) organizing the identification of critical information infrastructures in their respective industries in accordance with relevant identification rules, and (ii) promptly notifying the identified operators and the public security department of the State Council of the identification results. In the event of occurrence of any major cybersecurity incident or discovery of any major cybersecurity threat for the critical information infrastructure, the operator shall report to the protection authorities and the public security authorities as required.

On July 7, 2022, the CAC promulgated the Measures on Security Assessment of Cross-border Data Transfer which has become effective on September 1, 2022. Such data export measures requires that any data processor which processes or exports personal information exceeding certain volume threshold under such measures shall apply for security assessment by the CAC before transferring any personal information abroad, including the following circumstances: (i) important data will be provided overseas by any data processor; (ii) personal information will be provided overseas by any operator of critical information infrastructure or any data processor who processes the personal information of more than 1,000,000 individuals; (iii) personal information will be provided overseas by any data processor who has provided the personal information of more than 100,000 individuals in aggregate or has provided the sensitive personal information of more than 10,000 individuals in aggregate since January 1 of last year; and (iv) other circumstances where the security assessment is required as prescribed by the CAC. A data processor shall, before applying for the security assessment of an outbound data transfer, conduct a self-assessment of the risks in the outbound data transfer. The security assessment of a cross-border data transfer shall focus on assessing risks that may be brought about by the cross-border data transfer to national security, public interests, or the lawful rights and interests of individuals or organizations.

On December 28, 2021, the CAC, the NDRC, the MIIT and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced the Measures for Cybersecurity Review published on April 13, 2020. Pursuant to Cybersecurity Review Measures, critical information infrastructure operators that purchase network products and services and network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity review under the Cybersecurity Review Measures. According to the Cybersecurity Review Measures, before purchasing any network products or services, a critical information infrastructure operator shall assess potential national security risks that may arise from the launch or use of such products or services, and apply for a cybersecurity review with the cybersecurity review office of CAC if national security will or may be affected. In addition, network platform operators who possess personal information of more than one million users and intend to be listed at a foreign stock exchange shall go through the cybersecurity review. As advised by our PRC counsel, Allbright Law Offices, we are not subject to cybersecurity review with the CAC in accordance with the CAC Revised Measures, because (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; (ii) as of the date of this annual report, our data processing activities (including the collection, storage, usage, transmission and publicity of data) do not damage national security; and (iii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator. However, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange.

In addition, given the lack of oversight of many offshore issuers with China-based operating companies, CSRC promulgated a package of rules and regulations to enhance the regulations on such companies.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. The Trial Measures clarified that enterprises that have been listed overseas prior to March 31, 2023 constitute “Existing Issuers” and are not required to conduct the overseas listing filing procedure immediately, but shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances required by CSRC.

On February 24, 2023, the CSRC and certain other PRC regulatory authorities jointly published the revised Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises, or the Confidentiality and Archives Administration Provisions, which came into effect on March 31, 2023. The Confidentiality and Archives Administration Provisions, among other things, (i) require PRC enterprises to comply with confidentiality obligations under applicable PRC rules and regulations when providing documents and materials to securities companies and securities service institutions; (ii) mandate that working papers created within the PRC by securities companies and securities service institutions in connection with their services for overseas securities offerings and listing of PRC enterprises shall be retained within the territory of the PRC; and (iii) prohibit the cross-border transfer of the aforementioned working papers outside the PRC absent prior examination and approval from competent PRC regulatory authorities. The Confidentiality and Archives Administration Provisions, together with Trial Measures, also emphasize that the investigation and evidence collection in relation to the overseas securities offering and listing by the domestic companies conducted by overseas securities regulator and the relevant competent authorities shall go through the cross-border regulatory cooperation mechanism and the CSRC or the relevant authorities shall provide the requisite assistance pursuant to the bilateral and multilateral cooperation mechanism.

The PRC legal system is based on the Constitution of the People’s Republic of China and is made up of written laws, regulations, circulars and directives. With the PRC’s entry into the WTO, the PRC government is in the process of developing its legal system so as to encourage foreign investments and to meet the needs of investors. As the PRC economy is developing at a generally faster rate than its legal system, some degree of uncertainty exists in connection with whether and how existing laws and regulations will apply to certain events or circumstances. Some of the laws and regulations, and the interpretation, implementation and enforcement thereof, are still at the experimental stage and therefore subject to policy changes. There is no assurance that the introduction of new laws or regulations, changes to existing laws and regulations and the interpretation or application thereof or the delays in obtaining approvals from the relevant PRC authorities will not have an adverse impact on our business or prospects. In particular, on August 8, 2006, the Ministry of Commerce, the CSRC, the State-owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration of Industry and Commerce and the State Administration of Foreign Exchange promulgated the “Rules on the Mergers and Acquisition of Domestic Enterprises by Foreign Investors” which came into effect on September 8, 2006, or “the M&A Rules.” Foreign investors should comply with the rules when they purchase shareholding equities of a PRC domestic non-foreign-funded enterprise, or Domestic Company, or subscribe to the increased capital of a Domestic Company, and thus changing the nature of the Domestic Company into a foreign investment enterprise. The rules stipulate, inter alia, (i) that the acquisition of a Domestic Company by an affiliated foreign enterprise established or controlled by PRC entities or individuals must be approved by the Ministry of Commerce; (ii) that the incorporation of a special purpose vehicle, which is directly or indirectly controlled by PRC entities for the purpose of an overseas listing of the equity interest of a Domestic Company, must be subject to the approval of the Ministry of Commerce; (iii) that the acquisition of a Domestic Company by a special purpose vehicle shall be subject to approval of the Ministry of Commerce and (iv) the offshore listing of a special purpose vehicle shall be subject to the prior approval from China Securities Regulatory Commission. As Hengda was incorporated as a FIE and Antelope Enterprises does not fall within the scope of being classified as a special purpose vehicle directly or indirectly established or controlled by PRC entities or individuals, the M&A Rules did not apply to the Business Combination, and we were not required to obtain the approval from the Ministry of Commerce, the approval from the China Securities Regulatory Commission and/or any other approvals from PRC government authorities as stipulated by the M&A Rules. There is however no assurance that the PRC authorities will not issue further directives, regulations, clarifications or implementation rules, which may require us or other relevant parties to obtain further approvals with respect to the Business Combination. If new laws are promulgated or the existing laws are reinterpreted, our structure could be determined to be in violation of such laws and subject to sanction by applicable government authorities.

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

We own several buildings located at the Junbing Industrial Zone in Jinjiang City with a total construction area of 29,120.83 square meters. As a result, our right to use, renovate and dispose of such buildings may be limited.

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

It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the U.S. may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Our principal business operation is conducted in the PRC. If U.S. regulators carry out an investigation of us and there is a need to conduct investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC.

Fluctuations in exchange rates could adversely affect our business and the value of our shares.

The value of our shares will be indirectly affected by the foreign exchange rate between U.S. dollars and the Renminbi and between those currencies and other currencies in which our revenue may be denominated. Because all of our earnings and cash assets are denominated in Renminbi, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of these proceeds, as well as our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future. Since July 2005, the Renminbi has not been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future the Chinese authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market. Therefore, the RMB exchange rate has become more flexible and the exchange rate regime more transparent and in line with changes in market supply and demand. However, significant fluctuations in the RMB’s value against the U.S. dollar could occur. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by Chinese exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.

Under the EIT Law, Antelope Enterprises, Success Winner and/or Stand Best, Vast Elite and Antelope HK may be classified as a “resident enterprise” of the PRC. Such classification could result in PRC tax consequences to Antelope Enterprises, our non-PRC resident shareholders, Success Winner and/or Stand Best, Vast Elite and Antelope HK.

The EIT Law and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules promulgated under the EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. In April 2009, the State Administration of Taxation, or SAT, issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management bodies” of a PRC-controlled enterprise that is incorporated offshore is located in China. However, there are no further detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.” If the PRC tax authorities determine that Antelope Enterprises, Success Winner and/or Stand Best, Vast Elite, Antelope HK are a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, Antelope Enterprises, Success Winner and/or Stand Best may be subject to the enterprise income tax at a rate of 25% on Antelope Enterprises’, Success Winner’s and/or Stand Best’s worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, under the EIT Law and its implementing rules, dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. As a result, if Antelope Enterprises, Success Winner and Stand Best are each treated as “qualified resident enterprises,” all dividends from Hengda to Antelope Enterprises (through Success Winner and Stand Best) should be exempt from the PRC enterprise income tax. If Stand Best, Antelope HK and Vast Elite were treated as a PRC “non-resident enterprise” under the EIT Law, then dividends that Stand Best receives from Hengda, Vast Elite receives from Chengdu Future, Antelope HK receives from Antelope Yangpu, Hainan Antelope and Antelope Chengdu (assuming such dividends were considered sourced within the PRC) (i) may be subject to a 5% PRC withholding tax, provided that Stand Best owns more than 25% of the registered capital of Hengda, continuously within 12 months immediately prior to obtaining such dividend from Hengda, Vast Elite owns more than 25% of the registered capital of Chengdu Future, continuously within 12 months immediately prior to obtaining such dividend from Chengdu Future, and Antelope HK owns more than 25% of the registered capital of Antelope Yangpu, Hainan Antelope and Antelope Chengdu, continuously within 12 months immediately prior to obtaining such dividend from Antelope Yangpu, Hainan Antelope and Antelope Chengdu and the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the “PRC-Hong Kong Tax Treaty,” were otherwise applicable, or (ii) if such treaty does not apply (i.e., because the PRC tax authorities may deem Stand Best to be a conduit not entitled to treaty benefits), may be subject to a 10% PRC withholding tax. Similarly, if Success Winner were treated as a “non-resident enterprise” under the EIT Law and Stand Best were treated as a “resident enterprise” under the EIT Law, then dividends Success Winner receives from Stand Best (assuming such dividends were considered sourced within the PRC) may be subject to a 10% PRC withholding tax. A similar situation may arise if Antelope Enterprises were treated as a “non-resident enterprise” under the EIT Law, and Success Winner were treated as a “resident enterprise” under the EIT Law. Any such taxes on dividends could materially reduce the amount of dividends, if any, we could pay to our shareholders. Finally, if Antelope Enterprises is determined to be a “resident enterprise” under the EIT Law, this could result in a situation in which a 10% PRC tax is imposed on dividends Antelope Enterprises pays to its shareholders that are not tax residents of the PRC, or “non-resident investors,” and that are enterprises but not individuals, and gains derived by them from transferring Antelope Enterprises’ shares, if such income is considered PRC-sourced income by the relevant PRC tax authorities. In such event, Antelope Enterprises may be required to withhold a 10% PRC tax on any dividends paid to such non-resident investors. Such non-resident investors also may be responsible for paying PRC tax at a rate of 10% on any gain derived by such investors from the sale or transfer of Antelope Enterprises’ shares in certain circumstances. Antelope Enterprises would not, however, have an obligation to withhold PRC tax with respect to such gain under the PRC tax laws. Also, if Antelope Enterprises is determined to be a “resident enterprise,” its nonresident investors who are individuals may also be subject to potential PRC individual income tax at a rate of 20% with respect to dividends received from Antelope Enterprises and/or gains derived by them from the sale or transfer of Antelope Enterprises’ shares. Moreover, the State Administration of Taxation, or “SAT,” released Circular Guoshuihan No. 698, or Circular 698, on December 10, 2009 that reinforces the taxation of certain equity transfers by non-resident investors through overseas holding vehicles. Circular 698 addresses indirect equity transfers as well as other issues. Circular 698 is retroactively effective from January 1, 2008. According to Circular 698, where a nonresident investor who indirectly holds an equity interest in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers an equity interest in the PRC resident enterprise by selling an equity interest in the offshore holding company, and the latter is located in a country or jurisdiction where the actual tax burden is less than 12.5% or where the offshore income of its residents is not taxable, the non-resident investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days of the execution of the equity transfer agreement. The tax authorities in charge will evaluate the offshore transaction for tax purposes. In the event that the tax authorities determine that such transfer is abusing forms of business organization and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form. A reasonable commercial purpose may be established when the overall international (including U.S.) offshore structure is set up to comply with the requirements of supervising authorities of international (including U.S.) capital markets. If the SAT’s challenge of a transfer is successful, it may deny the existence of the offshore holding company that is used for tax planning purposes and subject the non-resident investor to PRC tax on the capital gain from such transfer. Since Circular 698 has a short history, there is uncertainty as to its application. We (or a nonresident investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we (or such non-resident investor) should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations (or such non-resident investor’s investment in us). In additional, the PRC resident enterprise may be required to provide necessary assistance to support the enforcement of Circular 698. On February 3, 2015, the State Administration of Tax issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-tax Resident Enterprise, or Public Notice 7. Public Notice 7 has introduced a new tax regime that is significantly different from that under Circular 698. Public Notice 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Public Notice 7 provides clearer criteria the Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China, As a result, gains derived from such indirect transfer may be subject on PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if transferee fails to withhold the taxes and the transferor fails to pay the taxes.

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

Risks Factors Relating to Our Class A Ordinary Shares

The price of our shares could be volatile and could decline at a time when you want to sell your holdings.

The price of our shares has been and may continue to be volatile, and that volatility may continue for an extended period of time.

We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the NASDAQ Stock Market Rules because our CEO and chairman, Mr. Weilai (Will) Zhang, beneficially owns more than 50% of voting power for the election of directors. As of the date of this annual report, Mr. Zhang holds all the issued and outstanding 977,755 Class B ordinary shares, each of which is entitled to twenty (20) votes. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, if we elect to rely on the exemptions available for the controlled companies, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future.

There is a risk that Antelope Enterprises will be classified as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. holders of its securities.

In general, Antelope Enterprises will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income (including its pro rata share of the gross income of its 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (including its pro rata share of the assets of its 25% or more-owned corporate subsidiaries) produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If Antelope Enterprises is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section entitled “Taxation—United States Federal Income Taxation—General”) of its shares, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of the shares of Antelope Enterprises or the receipt of certain excess distributions from Antelope Enterprises and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of Antelope Enterprises and its subsidiaries during its 2022 taxable year, Antelope Enterprises does not believe that it would be treated as a PFIC for such year.  However, because Antelope Enterprises has not performed a definitive analysis as to its PFIC status for its 2022 taxable year, there can be no assurance in respect to its PFIC status for such year.  There also can be no assurance with respect to Antelope Enterprises’ status as a PFIC for its current (2023) taxable year or any future taxable year. U.S. Holders of the shares of Antelope Enterprises are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section entitled “Taxation—United States Federal Income Taxation—U.S. Holders—Passive Foreign Investment Company Rules.”

As the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs will be governed by our memorandum and articles of association, the BVI Business Companies Act, 2022 (as amended) (the “BVI Act”), and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which is applied in the British Virgin Islands by virtue of the Common Law (Declaration of Application) Act. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of all of the above, holders of our shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company.

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

On December 3, 2019, Success Winner incorporated a 100% owned subsidiary Antelope Enterprise Holdings Limited (“Antelope Holdings”) in Hong Kong. Antelope Holdings only serves the purpose of a holding company.

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

On September 18, 2021, Antelope Ruicheng incorporated a 51% owned subsidiary Hainan Kylin Cloud Services Technology Co., Ltd (“Hainan Kylin”) in China. Hainan Kylin is engaged in the livestreaming ecommerce business.

On October 28, 2022, Hainan Kylin incorporated a 100% owned subsidiary Hangzhou Kylin Cloud Services Technoligy Co., Ltd (“Hangzhou Kylin”) in China. Hangzhou Kylin is engaged in business management and consulting services for the livestreaming ecommerce industry.

On November 2, 2022, Hainan Kylin incorporated a 100% owned subsidiary Anhui Kylin Cloud Sevices Technology Co., Ltd (“Anhui Kylin”) in China. Anhui Kylin is engaged in the business of management and consulting services for the livestreaming ecommerce industry.

On December 30, 2022, Stand Best and an unaffiliated entity, New Stonehenge Limited, entered into a purchase agreement, pursuant to which, Stand Best agreed to sell 100% equity interests in Hengda to New Stonehenge Limited, in exchange for a 5% unsecured promissory note with a principal amount of US$8.5 million. The promissory note will mature in four years and the 5% interest and principal amount on the note is to be paid in four annual installments. On February 21, 2023, the Company’s shareholders approved this transaction. On April 28, 2023, this transaction was closed. The has transferred its ownership of the ceramic tile manufacturing business to the New Stonehenge Limited, and New Stonehenge Limited has become the 100% owner of Hengda, which is the 100% owner of Hengdali.

On February 21, 2023, the shareholders of the Company approved and adopted an amended and restated memorandum and articles of association (the “Amended M&A”), which changed the authorized issued share capital of the Company from US$4,800,000 divided into 200,000,000 ordinary shares with a par value of US$0.024 each, to (i) 250,000,000 ordinary shares re-designated as (a) 200,000,000 Class A ordinary shares with no par value each, and (b) 50,000,000 Class B ordinary shares with no par value each, and (ii) 50,000,000 preferred shares with no par value each, (the “Re-Designation of the Authorized Capital”). Each Class A ordinary share is entitled to one (1) vote and each Class B ordinary share is entitled to twenty (20) votes. In connection with the Re-Designation of the Authorized Capital, 977,755 ordinary shares owned by Mr. Weilai (Will) Zhang then were converted into 977,755 Class B ordinary shares, and the rest of the then outstanding and issued outstanding ordinary shares were converted into Class A ordinary shares on a one-for-one basis.

Antelope Enterprise Holdings Limited and its subsidiaries’ corporate structure as of December 31, 2022 is as follows:

Antelope Enterprise’s registered office is c/o Harneys Corporate Services Limited of Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

Recent Development

September 2022 Registered Direct Offering

On September 30, 2022, the Company commenced a registered direct offering of securities, and executed a Securities Purchase Agreement (the “SPA”) with two institutional accredited investors pursuant to which it sold 1,666,667 of the Company’s common shares at the per share price of $0.60 In a concurrent private placement, the Company sold to such investors warrants to purchase 1,666,667 common shares (the “Investor Warrants”). The Investor Warrants have an exercise price per share of $0.80, subject to adjustment, contain variable pricing features, and have a term of five years. The Investor Warrants were sold without registration under the Securities Act of 1933 (the “Securities Act”) in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and Rule 506 promulgated under the Securities Act as sales to accredited investors. The proceeds of the transaction will be used for working capital and general working purposes. The Investor Warrants issued in the concurrent private placement are not listed on any securities exchange, and the Company does not expect to list the Investor Warrants. The transactions yielded gross proceeds to the Company of approximately $1,000,000, before payment of commissions and expenses.

In addition, the Company issued warrants (the “Placement Agent Warrants”) to the Placement Agent to purchase a number of common shares equal to 5.0% of the aggregate number of shares sold to the investors in this offering, as well as the warrant shares issuable upon exercise of the Investor Warrants issued in the concurrent private placement, as additional placement agency compensation. The Placement Agent Warrants have substantially the same terms as the Investor Warrants, except that the Placement Agent Warrants will have an exercise price of $0.75. The Placement Agent received customary indemnification in connection with the offering.

December 2022 Private Placement Offering

On December 12, 2022, the Company entered into a note purchase agreement with Atlas Sciences, LLC, a Utah limited liability company (“Atlas”), pursuant to which the Company issued Atlas an unsecured promissory note in the original principal amount of $1,332,500.00 (the “Note”), for $1,250,000.00 in gross proceeds.

The Note bears interest at a rate of eight percent (8%) per annum compounding daily. All outstanding principal and accrued interest on the Note becomes due and payable eighteen (18) months after the closing date, when the purchase price of the Note is delivered by Atlas to the Company. The Note includes an original issue discount of $62,500.00 along with $20,000.00 for Atlas’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note at any time by paying 120% of the outstanding balance elected for pre-payment. Atlas has the right to redeem the Note at any time six (6) months after the closing date (the “Redemption Start Date”), subject to maximum monthly redemption amount of $200,000. At the end of each month following the Redemption Start Date, if the Company has not reduced the Outstanding Balance (as defined in the Note) by at least $200,000, then by the fifth (5th) day of the following month, the Company must pay in cash to the Investor the difference between $200,000 and the amount actually redeemed in such month or the Outstanding Balance will automatically increase by one percent (1%) as of such fifth (5th) day.

Under the purchase agreement, while the Note is outstanding, the Company agreed to keep adequate public information available and maintain its Nasdaq listing. Upon the occurrence of a Trigger Event (as defined in the Note), the Investor shall have the right to increase the balance of the Note by fifteen percent (15%) for Major Trigger Event (as defined in the Note) and five percent (5%) for Minor Trigger Event (as defined in the Note). In addition, the Note provides that upon occurrence of an Event of Default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of twenty-two percent (22%) per annum or the maximum rate permitted under applicable law.

January 2023 Private Placement Offerings

On January 10, 2023, the Company entered into a certain securities purchase agreement with Mr. Weilai (Will) Zhang, the Chief Executive Officer of the Company, Mr. Ishak Han, a director of the Company, and another sophisticated purchaser, pursuant to which the Company sold 1,625,000 ordinary shares, par value $0.024 per share at a per share purchase price of $0.80. This transaction was unanimously approved by the disinterested directors and the board of directors of the Company. The gross proceeds to the Company were $1.3 million, before deducting any fees or expenses. The Company intends to use the net proceeds from this transaction for the expansion of its livestreaming ecommerce business and for general corporate purposes.

On January 13, 2023, the Company entered into a certain securities purchase agreement with a certain purchaser, pursuant to which the Company sold 1,234,568 ordinary shares, par value $0.024 per share, at a per share purchase price of $0.81, the closing price of the Company’s ordinary shares reported on the Nasdaq Capital Market as of January 10, 2023. The gross proceeds to the Company from this transaction were approximately $1.0 million, before deducting any fees or expenses. The Company intends to use the net proceeds from this transaction for the expansion of its livestreaming ecommerce business and for general corporate purposes.

March 2023 Private Placement Offering

On March 30, 2023, the Company entered into a certain securities purchase agreement with five sophisticated investors, pursuant to which the Company sold 5,681,820 Class A ordinary shares, no par value, at a per share purchase price of $0.88. On April 12, 2023, the transaction was closed. Upon closing, the beneficial owner of the five investors had approximately 15.15% of the total voting power of the Company, and the Company’s CEO and Chairman, Weilai (Will) Zhang, had about 52.13% of the total voting power of the Company. The gross proceeds to the Company from this transaction were approximately $5 million, before deducting any fees or expenses. The Company plans to use the net proceeds for general corporate purposes.

Cash Transfers Within Our Organization

During each of the fiscal years ended December 31, 2020, 2021 and 2022, the only transfer of assets among Antelope Enterprises and its subsidiaries have consisted of cash.  During that same period, there have been no distributions, dividends or loans extended by any of our direct or indirectly held subsidiaries to Antelope Enterprises. During that same period Antelope Enterprises has not declared any dividends or made any distributions to its shareholders.

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

The cash transfers within the organization during the years ended December 31, 2020, 2021 and 2022 were as follows:

For the year 2020
			Equivalent to
Company	Company	Amount	amount
(Wire transfer from)	(Wire transfer to)	(RMB)	(USD)	Purpose	Asset type
Antelope Enterprise Holdings Limited	Success Winner Limited	7,028,476	1,018,000	Working capital loan to direct subsidiary	Cash
	Vast Elite Limited	10,013,161	1,450,300	Working capital loan to direct subsidiary	Cash
Success Winner Limited	Antelope Enterprise (HK) Holdings Limited	3,455,552	500,500	Working capital loan to direct subsidiary	Cash
	Stand Best Creation Limited	3,935,394	570,000	Working capital loan to direct subsidiary	Cash
Antelope Enterprise (HK) Holdings Limited	Success Winner Limited	3,452,100	500,000	Return excessed working capital to direct holding company	Cash
Vast Elite Limited	Chengdu Future Talented Management and consulting Co., Ltd	696,752	100,917	Capital contribution to direct subsidiary	Cash

For the year 2021
			Equivalent to
Company	Company	Amount	amount
(Wire transfer from)	(Wire transfer to)	(RMB)	(USD)	Purpose	Asset Type
Antelope Enterprise Holdings Limited	Success Winner Limited	48,304,308	7,580,000	Working capital loan to direct subsidiary	Cash
	Vast Elite Limited	12,244,951	1,921,500	Working capital loan to direct subsidiary	Cash
Success Winner Limited	Antelope Enterprise (HK) Holdings Limited	6,691,230	1,050,000	Working capital loan to direct subsidiary	Cash
	Stand Best Creation Limited	12,936,378	2,030,000	Working capital loan to direct subsidiary	Cash
Antelope Enterprise (HK) Holdings Limited	Antelope Holdings (Chengdu) Co., Ltd	4,779,450	750,000	Capital injection to direct subsidiary	Cash
Vast Elite Limited	Chengdu Future Talented Management and Consulting Co., Ltd	3,186,300	500,000	Capital contribution to direct subsidiary	Cash
Jiangxi Hengdali Ceramics Materials Co., Ltd	Jinjiang Hengda Ceramics Co, Ltd	7,000,000	1,098,453	Loan repayment to direct holding company	Cash

For the year 2022

Company (Wire transfer from)	Company(Wire transfer to)	Amount (RMB)	Equivalent to amount (USD)	Purpose	Asset Type
Antelope Enterprise (HK) Holdings Limited	Antelope Holdings (Chengdu) Co., Ltd	12,759,820	1,850,000	Working capital loan to direct subsidiary	Cash
Antelope Enterprise (HK) Holdings Limited	Antelope Ruicheng Investment (Hainan) Co., Ltd	1,456,045	406,153	Working capital loan to direct subsidiary
Antelope Enterprise (HK) Holdings Limited	Stand Best Creation Limited	13,436	1,948	Loan payback	Cash
Success Winner Limited	Antelope Enterprise (HK) Holdings Limited	14,587,578	2,115,000	Working capital loan to direct subsidiary	Cash
Success Winner Limited	Antelope Enterprise Holdings Limited	2,414,020	350,000	Loan payback	Cash
Success Winner Limited	Vast Elite Limited	555,840	80,589	Working capital loan to direct subsidiary	Cash
Antelope Enterprise Holdings Limited	Success Winner Limited	10,690,660	1,550,000	Working capital loan to direct subsidiary	Cash
Antelope Ruicheng Investment (Hainan) Co., Ltd	Hainan Kylin Cloud Services Technology Co., Ltd	2,550,000	369,715	Working capital loan to direct subsidiary	Cash
Hainan Kylin Cloud Services Technology Co., Ltd	Anhui Kylin Cloud Services Technology Co., Ltd	100,000	14,499	Working capital loan to direct subsidiary	Cash
Hainan Kylin Cloud Services Technology Co., Ltd	Hangzhou Kylin Cloud Services Technology Co., Ltd	500,000	72,493	Working capital loan to direct subsidiary	Cash
Antelope Future (Yangpu) Investment Co., Ltd	Antelope Ruicheng Investment (Hainan) Co., Ltd	2,755,000	399,437	Working capital loan to direct subsidiary	Cash
Vast Elite Limited	Stand Best Creation Limited	7,150	1,037	Loan payback	Cash

B.	Business Overview

Overview

We are a British Virgin Islands limited liability company with no material operations. Our operations were conducted in China by our subsidiaries. We provide livestream e-commerce services, business management and information systems consulting services, with a legacy ceramic tile manufacturing business.

Livestreaming Ecommerce Business

Our livestreaming ecommerce business is operated in China through our 51% subsidiary, Hainan Kylin and its subsidiaries, Hangzhou Kylin and Anhui Kylin.  We aim to provide one-stop solutions for our customers to adopt the emerging sales channel of livestreaming ecommerce. We believe that livestreaming ecommerce is an important growth engine for consumer good brands as it leverages the content of livestreaming to boost customers engagement and sales as it combines instant purchasing of a featured product and audience participation through a chat function or reaction buttons. Our customers usually include consumer goods brands, merchants, and small-scale ecommerce platforms. Our product management office assesses and selects the products from our customers. Then, we connect with different suppliers, usually staffing agencies that have a growing and diverse pool of hosts and influencers. The hosts and influencers register and claim the jobs for livestreaming for our customers’ products via Hainan Kylin’s SaaS platform. We track the sales of products of each host on this SaaS platform and report the sales results to our customers. We are currently expanding our reach to second and third tiers cities in China where livestreaming ecommerce has a high conversion rate.

Hainan Kylin’s SaaS platform also includes a job-listing page designed especially for our enterprise customers to retain and engage freelancers and independent contractors in a cost effective manner. We expect to further develop this function of the SaaS platform to provide value-added services to our livestreaming ecommerce customers.

Hainan Kylin has a limited operating history as it started its business in September 2021. For fiscal year 2022, Hainan Kylin comprised virtually all of our ongoing business operations and accounted for 84.5% of our total revenue.

Ceramic Tile Business

We have historically operated a ceramic tile business which are used for exterior siding and for interior flooring and design in residential and commercial buildings. We are manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings in China. The ceramic tiles, sold under the “HD” or “Hengda,” brands are available in over two thousand styles, colors and size combinations. Currently, we have five principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, and (v) polished glazed tiles. Porcelain tiles are our best-selling products, accounting for over 96.9% of our total revenue of ceramic tile business in fiscal 2022.

For the year ended December 31, 2022, we utilized production facilities capable of producing 1.40 million square meters ceramic tiles, as compared with the year ended December 31, 2021, when we utilized production facilities capable of producing 2.38 million square meters. During the year ended December 31, 2022, we had 10 production lines available for production and utilized two production lines during the peak season. As of December 31, 2022, we had seven production lines available for production (all were from Hengda), one of which was in use as of December 31, 2022.

We primarily sell our ceramic tile products through an exclusive distributor network. We have long-term relationships with our customers; most of our top ten customers in 2022 have been purchasing from us for over ten years.  We have been in discussions with some large property developers in China to be their exclusive or primary provider of ceramic tiles and, although no arrangements or agreements have been entered into, we expect to enter into arrangements of that type in the foreseeable future.

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

Since the ceramic tiles manufacturing business has experienced significant hurdles due to the significant slowdown of the real estate sector and the impacts of COVID-19 in China, we decided to divest the ceramic tiles manufacturing business, which is conducted through our two subsidiaries, Hengda and Hengdali. On December 30, 2022, our operating entities for the ceramic tile business entered into an agreement with an unaffiliated buyer to sell 100% equity interests of our ceramic tile business. On February 21, 2023, our shareholders approved the sale. On April 28, 2023, this transaction was closed. The buyer is now the 100% owner of Hengda, which is the 100% owner of Hengdali.

Business Management and Consulting Business

We also provide business management and consulting services which consists of computer consulting services and software development through our subsidiaries in China, including Chengdu Future and Antelope Chengdu. We diagnose difficulties in infrastructure and enterprise systems and addresses business challenges that enterprises confront by developing strategies to surmount such hurdles to ensure the healthy growth and development of our customers. Our consulting teams have advanced technological knowledge and capabilities to implement workflow solutions via proprietary software products and services to help our customers with customized solutions to solve complex problems.

Impacts of COVID-19

We experienced significant adverse impacts in our legacy ceramic tile business resulting from the COVID-19 pandemic and the related public health orders. The COVID-19 pandemic disrupted supply chains and affected production and sales across a range of industries as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. We experienced reduced demand for our ceramic tile products and an increased level of purchase order cancellations as a result of the COVID-19 pandemic. The impact of the COVID-19 outbreak had a material adverse impact on our operations and financial results for our legacy ceramic tile business. Our consulting income also decreased significantly due to the impact of Covid-19 pandemic. However, our livestreaming ecommerce was not impacted by Covid-19 pandemic but instead realized a significant growth due to its nature of internet-based business without in-person interaction. In early December 2022, China announced a nationwide loosening of its zero-COVID policy. However, the impact of COVID-19 pandemic still depends on the future mutations of the virus, including new information concerning the global severity of and actions taken to contain the pandemic, or the appearance of new or more severe strains of the virus, which are highly uncertain and unpredictable. Therefore, while we do not expect the COVID-19 pandemic to negatively impact our business, results of operations, and financial position, the related financial impact cannot be reasonably estimated at this time.

Competitive Advantages

We believe we have a unique business model in the livestreaming ecommerce business in China and our competitors include multi-channel networks (“MCNs”), studios of hosts and influencers, We may also compete with other digital service platforms for enterprises for some or all of the services we offer. We believe that we have the following competitive advantages:

We offer a cost-efficient turnkey solution with less risks exposure to our customers. We have connections with many suppliers through which we can offer competitive pricing packages and a diverse group of hosts and influencers to our customers comparing to MCNs. We make sure that all the suppliers we work with have all the required licenses and permission to operate, to reduce compliance risks that our customers are exposed to.

We provide better benefits to our suppliers as well as the hosts and influencers. We provide more stable and reliable services in terms of qualifications, cash flow, and resources. Our standardized management process ensures the smooth progress of the service and can handle emergencies in the process in a timely manner Hosts and Influencers usually experience issues like arrears of service fees and long settlement cycles with their clients or MCNs. However, we pay the hosts and the influencers the next business days following the completion of their work. All of our customers deposit the service fee into an escrow account upon signing contracts with us. Once the services are delivered, we and our customers will authorize the release of the funds. Therefore, the suppliers, as well as the hosts and influencers, are more willing to work with us than dealing directly with the consumer goods brands.

Growth Strategies

We will continue to leverage on our competitive advantages to execute our growth plan in the following manners.

We will continue to strengthen our business by increasing our sales and marketing efforts. We plan to continue our marketing efforts to further enhance our brand awareness and recognition and to promote our campaigns, services and initiatives. This may include social media marketing, placement of advertisements, as well as search engine marketing and search engine optimization. We plan to allocate resources to enhance our brand image, to boost customer and user spending and to further extend our customers. We plan on investing in content and campaign ideation and production, brand positioning and communication, brand awareness campaigns and digital and performance marketing, as well as other forms of marketing and promotional tactics to expand and broaden our customer base.

We may expand by opportunistic and strategic acquisitions of business and/or companies. Although we will continue to focus on the organic growth of our business, should opportunities arise for the strategic growth through acquisition of other players in the livestreaming ecommerce industry, we would consider consolidating their business with us. In identifying suitable acquisition targets, we will take into account factors including their reputation, popularity, statistics on MUVs, Information technology, revenue and customer base, our financial capability and whether the target company’s business is complementary to our business.

We will invest to enhance our services. We will invest to improve our data analytics capabilities through upgrading our database and IT systems to analyze the preferences and therefore the demand of our customers so as to select the best suitable suppliers of hosts and influencers for them. We are also building and planning to provide our training program to empower the hosts and influencers, or anyone who wants to work as a host and influencer, teaching them how to gain and grow their followers and conversion rate.

Customers

Livestreaming Ecommerce Business

For the year ended December 31, 2022, we had two customers which accounted for 17.7% and 16.2% of the total revenue generated from the livestreaming ecommerce business. We expect to scale and add more new customers as we operate in a dynamic and competitive industry. With the addition of new customers, we believe customer concentration will decline over time even as we expect to continue to grow our relationships with existing large customers.

Business Management Consulting Services

Our business and profitability of our business management and consulting business is not materially dependent on any industrial, commercial or financial contract with any of our business management consulting customers. Our business management and consulting revenue accounted for 4.4% of our total revenue for the year ended December 31, 2022. None of our directors or executive officers or their respective affiliates has any interest, direct or indirect, in any of our customers.

Ceramic Tile Business

We primarily sell our ceramic tiles products through an exclusive distributor network or directly to property developers. Distributors are located in major cities such as Shanghai, Beijing, and Shenyang and second and third tier cities such as Chengdu, Haikou, Hefei, Tianjin, Wuhan and other rural areas in the PRC. We have long-term relationships with many of our customers; most of our top ten customers in 2022 have been purchasing from us for several years. There were three customers which accounted for 34.9%, 23.6%, and 18.5% of the total revenue generated from the ceramic tile business for the year ended December 31, 2022. There were no customer which generated more than 10% of the total revenue of our ceramic tile business for the year ended December 31, 2021. There were three customers which accounted for 27.2%, 19.1, and 16.3% of the total revenue generated from the ceramic tile business for the year ended December 31, 2020.

Our business and profitability of our ceramic tile business segment is not materially dependent on any industrial, commercial or financial contract with any of our ceramic tile customers. None of our directors or executive officers or their respective affiliates has any interest, direct or indirect, in any of our customers.

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

Major Suppliers & Raw Materials

Ceramic Tile Business

Our suppliers of ceramic tile business are selected by our purchasing department and are assessed on criteria such as the quality of materials supplied, duration of their business relationship with us, pricing, delivery reliability and response time to orders placed by us. We have sufficient raw materials on hand to support, on average, three weeks of production at any point in time to minimize any potential production delays that could arise due to a delay in raw material delivery.

We have not experienced significant production disruptions due to a supply shortage from our suppliers, nor have we had a major dispute with a supplier.

For the year ended December 31, 2022, the Company did not have any large suppliers. Except for Jinjiang Xinao Gas Company Limited and Foshan City Sanshui Baoligao Inorganic Materials Co., Ltd., no suppliers accounted for more than 15% of our total purchases of raw materials and energy sources for the years ended December 31, 2020 and 2021.

Our business or profitability is not materially dependent on any industrial, commercial or financial contract with any of our suppliers of ceramic tile business.

Livestreaming Ecommerce Business

For the year ended December 31, 2022, there were four vendors that accounted for 31.5%, 20.1%, 18.9%, and 15.1%, respectively, for the total purchase of the livestreaming ecommerce business. Our business or profitability is not materially dependent on any industrial, commercial or financial contract with any of our suppliers of livestreaming ecommerce business.

Business Management and Consulting Business

For the year ended December 31, 2022, there were three vendors that accounted for 39.6%, 38.7%, and 21.7%, respectively, for the total purchases of the business management consulting business. Our business or profitability is not materially dependent on any industrial, commercial or financial contract with any of our suppliers of business management and consulting business.

None of our officers or directors or their respective affiliates has any interest, direct or indirect, in any of the above major suppliers. There are no arrangements or understanding with any suppliers pursuant to which any of our directors and executive officers were appointed.

Research and Development

Livestreaming Ecommerce Business

Our research and development team for the livestreaming ecommerce business focus on developing the SaaS platform to provide comprehensive services to our consumer goods brands customers, including refining our search algorithm for a compatible group of hosts and influencers based on the products feature of our customers. We also hired an outside consultant to help upgrade the SaaS platform. As of December 31, 2022, our research and development team for livestreaming ecommerce business had 3 employees and 25 independent contractors.

Business Management and Information System Business

We currently do not have a designated team of research and development for this business line.

Ceramic Tile Business

We had devoted substantial resources to establishing research and development capabilities in an effort to improve our products and diversify our product mix. Our research and development team focused on new products as well as developing energy and resource efficient production methods.

We focused our research and development efforts on the following:

●	Expanding and improving production capacity;

●	Improving and developing new production and processing techniques;

●	Improving the use and selection of raw materials to lower costs; and

●	Developing new products and designs to address changing market demands.

Our research and development costs were approximately RMB 1.21 million, RMB 0.14 million, and RMB 1.27 million for fiscal years 2020, 2021 and 2022.

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

Registered Trademarks

Our brand name distinguishes our products and promotes consumer awareness of our products.

We have registered the following trademarks in the PRC:

Trademark	Class/Products	Validity Term	Registration No.
	19/ Tile, ceramic tile and wave pattern tile	From April 27, 2019 to April 27, 2029	4971249

Registered Software Copyrights

We have registered the following software copyrights in the PRC:

No.	Name	First Publication Date	Registration No.
1	Internet-based archives intelligent management system V1.0	February 25, 2022	2022SR0943948
2	Accurate Acquisition Platform V1.0 of Human Resources Big Data Acquisition Platform for New Business Forms	January 10, 2022	2022SR0363211
3	Approval System V1.0 for Leave Application for Employees in New Business Format	January 19, 2022	2022SR0363597
4	New business employment online recruitment service platform V1.0	July 5, 2022	2022SR1351138
5	Kylin Cloud Contract Management System V1.0	February 14, 2022	2022SR0700870
6	Kylin Cloud Recruitment Function Management System V1.0	January 25, 2022	2022SR0700872
7	Kirin cloud service personnel file digital processing management system V1.0	July 4, 2022	2022SR1351139
8	Kylin Cloud Service Enterprise Current Assets Statistical Analysis Platform V1.0	July 2, 2022	2022SR1351140
9	Kirin Cloud Service’s Financial Procurement System V1.0 Based on Blockchain Technology Application	December 23, 2022	2022SR0242169
10	Kylin Cloud Settlement Management System V1.0	March 1, 2022	2022SR0700871
11	Kirin Company Financial Payroll Settlement Management System V1.0	November 11, 2022	2022SR0014900
12	Kirin company financial reimbursement review system V1.0	November 28, 2022	2022SR0014288
13	Kirin Financial Assets Integrated Management System V1.0	October 14, 2022	2022SR0013595
14	Kirin Financial Procurement Internal Management Platform System V1.0	November 6, 2022	2022SR0014391
15	Kylin Financial Accounting Management System V1.0	June 28, 2022	2022SR1351141

Except as disclosed above, as of December 31, 2022, our business or profitability is not materially dependent on any other trademarks, copyrights, registered designs, patents, grant of licenses from third parties, new manufacturing processes or other intellectual property rights.

Legal Proceedings

We are currently not involved in any legal proceedings; nor are we aware of any claims that could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Seasonality

The second and third calendar quarters have been the peak season for the real estate development industry, and, therefore, our quarterly sales are usually highest from May to September compared to the rest of the year. We have lower sales between the months of January and March due to the effects of cold weather and the Chinese New Year. The seasonality information above is based on our turnover trend in the last three years and may vary slightly from year to year depending on the demand from our customers and end customers for our products. However, management believes that the seasonality information for the last three years is representative of the seasonality trend going forward.

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

Livestreaming Ecommerce Regulations

The PRC government extensively regulates the telecommunications industry, and we may be subject to new laws and regulations revised or promogulated from time to time that will require us to obtain additional licenses and permits.

The Telecommunications Regulations of the PRC (2016 Revision) amended on February 6, 2016 distinguished “basic telecommunication services” from “value-added telecommunications services.” The value-added telecommunications service provider shall obtain an operating license from provincial Ministry of Industry and Information Technology (“MIIT”) offices prior to its commencement of operations. The Administrative Measures for Telecommunication Business Operating License, promulgated by the MIIT with latest amendments becoming effective in September 2017, set forth the types of licenses required for value-added telecommunication services and the qualifications and procedures for obtaining such licenses. Moreover, the Administrative Measures on Internet Information Services (2011 Revision), amended on January 8, 2011 by the State Council, further provided that commercial internet information services providers shall obtain an Internet Content Provider License (“ICP”) License, from competent government authorities before providing any commercial internet content services within the PRC. The Catalog of Classification of Telecommunications Services (2015 Edition) amended in June 2019 further defined internet information services, which includes information publication platform and delivery services, information search and inquiry services, information community’s platform services, instant message services, and information security and management services. As a SaaS provider, we cooperated with dozens of livestreaming platforms. As of the date of this annual report, we are not required to hold a valid ICP License.

Besides, the Ministry of Culture (replaced by the Ministry of Culture and Tourism of PRC) promulgated Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, on May 10, 2003, and amended on December 15, 2017 which stipulates that providers of internet cultural products or services including but not limited internet entertainment, internet games, internet shows or programs and internet animations shall obtain operating permit on internet culture. If any entity engages in commercial internet culture activities without approval, the cultural administration authorities may order such entity to cease to operate internet culture activities as well as levying penalties including administrative warning and fines up to RMB30,000 depending on the severity of cases. As a SaaS provider, we cooperated with dozens of livestreaming platforms. As of the date of this annual report, we are not required to hold a valid operating permit on internet culture activities.

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

The following chart illustrates Antelope Enterprises’ organizational structure as of December 31, 2022:

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

On December 3, 2019, Success Winner incorporated a 100% owned subsidiary Antelope Enterprise Holdings Limited (“Antelope Holdings”) in Hong Kong. Antelope Holdings only serves the purpose of a holding company.

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

On September 18, 2021, Antelope Ruicheng incorporated a 51% owned subsidiary Hainan Kylin Cloud Services Technology Co., Ltd (“Hainan Kylin”) in China. Hainan Kylin is engaged in the livestreaming ecommerce industry.

On October 28, 2022, Hainan Kylin incorporated a 100% owned subsidiary Hangzhou Kylin Cloud Services Technology Co., Ltd (“Hangzhou Kylin”) in China. Hangzhou Kylin is engaged in the livestreaming ecommerce industry.

On November 2, 2022, Hainan Kylin incorporated a 100% owned subsidiary Anhui Kylin Cloud Sevices Technology Co., Ltd (“Anhui Kylin”) in China. Anhui Kylin is engaged in the livestreaming ecommerce industry.

On December 30, 2022, Stand Best and an unaffiliated entity, New Stonehenge Limited, entered into a purchase agreement, pursuant to which, Stand Best agreed to sell 100% equity interests in Hengda to New Stonehenge Limited, in exchange for a 5% unsecured promissory note with a principal amount of US$8.5 million. The promissory note will mature in four years and the 5% interest and principal amount on the note is to be paid in four annual installments. On February 21, 2023, the Company’s shareholders approved this transaction. On April 28, 2023, this transaction was closed. The has transferred its ownership of the ceramic tile manufacturing business to New Stonehenge Limited, and New Stonehenge Limited has become the 100% owner of Hengda, which is the 100% owner of Hengdali.

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

The land-use rights of the workshop and the co-owned six buildings expire in 2055 and cover approximately 10,023 square meters. We also own land-use rights at two locations and seven buildings in Gaoan for office buildings, workshops, warehouses, and raw material yards and staff quarters. The land-use rights for these two facilities expire in 2058 and cover an aggregate of approximately 244,324 square meters.

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

Since 2014, our Hengda facility has been required by the local governmental agency to use natural gas to operate the facility, as opposed to coal. Fuel source (comprising coal and natural gas) accounted for 5.2%, 3.7% and 8.9% of the total cost of sales in 2020 2021, and 2022 respectively.  There is no assurance that in the future our other production facilities will not be required to make similar modifications which could have similar adverse effects on our operations.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes thereto.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain statements that may be deemed “forward-looking statements” within the meaning of United States of America securities laws. All statements, other than statements of historical fact, that address activities, events or developments that we intend, expect, project, believe or anticipate and similar expressions or future conditional verbs such as will, should, would, could or may occur in the future are forward-looking statements. Such statements are based upon certain assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

These statements include, without limitation, statements about our anticipated expenditures, including those related to general and administrative expenses; the potential size of the market for our services, future development and/or expansion of our services in our markets, our ability to generate revenues, our ability to obtain regulatory clearance and expectations as to our future financial performance. Our actual results will likely differ, perhaps materially, from those anticipated in these forward-looking statements as a result of various factors, including: our need and ability to raise additional cash. The forward-looking statements included in this report are subject to a number of additional material risks and uncertainties, including but not limited to the risks described in our filings with the Securities and Exchange Commission.

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and the related notes to those statements included in this filing. In addition to historical financial information, this discussion may contain forward-looking statements reflecting our current plans, estimates, beliefs and expectations that involve risks and uncertainties. As a result of many important factors, our actual results and the timing of events may differ materially from those anticipated in these forward-looking statements.

Overview

We are a British Virgin Islands limited liability company with no material operations. Our operations were conducted in China by our subsidiaries. We provide livestreaming ecommerce services, business management and information systems consulting services, with a legacy ceramic tile manufacturing business.

Livestreaming ecommerce Business

Our livestreaming ecommerce business is operated in China through our 51% subsidiary, Hainan Kylin and its subsidiaries, Hangzhou Kylin and Anhui Kylin.  We aim to provide one-stop solutions for our customers to adopt the emerging sales channel of livestreaming ecommerce. We believe that livestreaming ecommerce is an important growth engine for consumer good brands as it leverages the content of livestreaming to boost customers engagement and sales as it combines instant purchasing of a featured product and audience participation through a chat function or reaction buttons. Our customers usually include consumer goods brands, merchants, and small-scale ecommerce platforms. Our product management office assesses and selects the products from our customers. Then, we connect with different suppliers, usually staffing agencies that have a growing and diverse pool of hosts and influencers. The hosts and influencers register and claim the tasks for livestreaming for our customers’ products via Hainan Kylin’s SaaS platform. We track the sales of products of each host on this SaaS platform and report the sales results to our customers. We expand our reach to the second and third tiers cities in China where the livestreaming ecommerce has high conversion rate.

Hainan Kylin’s SaaS platform also includes a job-listing page designed especially for our enterprises customers to retain and engage freelancers and independent contractors at a cost-efficient way. We expect to further develop this function of the SaaS platform to provide value-added services to our livestreaming ecommerce customers.

Hainan Kylin has a limited operating history as it started its business in September 2021. For fiscal year 2022, Hainan Kylin comprised virtually all of our ongoing business operations and accounted for 84.5% of our total revenue.

Ceramic Tile Business

We have historically operated a ceramic tile business which are used for exterior siding and for interior flooring and design in residential and commercial buildings. We are manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings in China. The ceramic tiles, sold under the “HD” or “Hengda,” brands are available in over two thousand styles, colors and size combinations. Currently, we have five principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, and (v) polished glazed tiles. Porcelain tiles are our best-selling products, accounting for over 96.9% of our total revenue of ceramic tile business in 2022.

For the year ended December 31, 2022, we utilized production facilities capable of producing 1.40 million square meters ceramic tiles, as compared with the year ended December 31, 2021, when we utilized production facilities capable of producing 2.38 million square meters. During the year ended December 31, 2022, we had 7 production lines available for production and utilized two production lines during the peak season. As of December 31, 2022, we had seven production lines available for production (all were from Hengda), one of which was in use as of December 31, 2022.

We primarily sell our ceramic tile products through an exclusive distributor network. We have long-term relationships with our customers; most of our top ten customers in 2022 have been purchasing from us for over ten years.  We have been in discussions with some large property developers in China to be their exclusive or primary provider of ceramic tiles and, although no arrangements or agreements have been entered into, we expect to enter into arrangements of that type in the foreseeable future.

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

Business Management and Consulting Business

We also provide business management and consulting services which consists of computer consulting services and software development through our subsidiaries in China, including Chengdu Future and Antelope Chengdu. We diagnose difficulties in infrastructure and enterprise systems and addresses business challenges that enterprises confront by developing strategies to surmount such hurdles to ensure the healthy growth and development of our customers. Our consulting teams have advanced technological knowledge and capabilities to implement workflow solutions via proprietary software products and services to help our customers with customized solutions to solve complex problems.

Impacts of COVID-19

We experienced significant adverse impacts in our legacy ceramic tile business resulting from the COVID-19 pandemic and the related public health orders. The COVID-19 pandemic disrupted supply chains and affected production and sales across a range of industries as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. We experienced reduced demand for our ceramic tile products and an increased level of purchase order cancellations as a result of the COVID-19 pandemic. The impact of the COVID-19 outbreak had a material adverse impact on our operations and financial results for our legacy ceramic tile business. Our consulting income also decreased significantly due to the impact of Covid-19 pandemic. However, our livestreaming ecommerce was not impacted by Covid-19 pandemic but realized a significant growth due to its nature of internet-based business without in-person interaction. In early December 2022, China announced a nationwide loosening of its zero-COVID policy. However, the impact of COVID-19 pandemic still depends on the future developments of the virus, including new information concerning the global severity of and actions taken to contain the pandemic, or the appearance of new or more severe strains of the virus, which are highly uncertain and unpredictable. Therefore, while we do not expect the COVID-19 pandemic to negatively impact our business, results of operations, and financial position, the related financial impact cannot be reasonably estimated at this time.

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of and for the year ended December 31, 2022 and has been prepared based on the consolidated financial statements of Antelope Enterprise Holdings Limited and its subsidiaries. The consolidated financial statements of Antelope Enterprise Holdings Limited and its subsidiaries have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, or “IASB.” The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments that have been measured at fair value.

A.	Operating Results

The following table sets forth our financial results for the years ended December 31, 2022, 2021 and 2020, respectively:

RMB’000	2022	2021	2020

Net sales	286,347	71,527	-

Cost of goods sold	258,431	65,493	-

Gross profit (loss)	27,916	6,034	-
			-
Other income	2,966	32	7,400
Fair value unrealized gain of unlisted financial assets	130	-	-
Selling and distribution expenses	(16,380)	(24)	-
Administrative expenses	(22,757)	(15,975)	(7,551)
Bad debt Reversal (expense)	2,751	(10,148)	-
Finance costs	(25)	(51)	(75)
Other expenses	(42)	(34)	-

Loss before taxation	(5,441)	(20,166)	(226)

Income tax expense	209	217	33

Net loss for the year from continuing operations	(5,650)	(20,383)	(259)

Discontinued operations
Loss for the year from discontinued operations	(47,994)	(69,675)	(192,836)

Net loss for the year	(53,644)	(90,058)	(193,095)

Net income (loss) attributable to:
Equity holders of the Company	(57,918)	(88,752)	(193,095)
Non-controlling interest	4,274	(1,306)	-
Net loss for the year	(53,644)	(90,058)	(193,095)

Net income (loss) attributable to the equity holders of the Company arise from:
Continuing operations	(9,924)	(19,077)	(259)
Discontinued operations	(47,994)	(69,675)	(192,836)

The following table shows the Company’s operations by business lines for the years ended December 31, 2022, 2021 and 2020, respectively:

	For the year Ended December 31,
	2022	2021	2020
	RMB’000	RMB’000	RMB’000
Revenues
Discontinued operations
Sales of tile products	37,696	144,743	182,989
Continuing operations
Consulting income / software	12,662	13,026	-
Livestreaming ecommerce	273,685	58,501	-
Total revenues	324,043	216,270	182,989

Cost of revenues
Discontinued operations
Sales of tile products	41,245	83,436	208,991
Continuing operations
Consulting income / software	12,819	10,002	-
Livestreaming ecommerce	245,612	55,491	-
Total cost of revenues	299,676	148,929	208,991

Operating costs and expenses
Discontinued operations
Sales of tile products	25,324	20,292	38,723
Continuing operations
Consulting income / software	4,613	9,760	-
Livestreaming ecommerce	25,167	195	-
Other	9,380	10,677	-
Total operating costs and expenses	64,484	40,924	38,723

Bad debt expense (reversal)
Discontinued operations
Sales of tile products	33,365	115,407	150,268
Continuing operations
Consulting income / software	1,000	4,854	-
Livestreaming ecommerce	(3,751)	5,293	-

Total bad debt expense (reversal)	(30,614)	125,554	150,268

Other expense
Discontinued operations
Sales of tile products	-	90	-
Continuing operations
Consulting income / software	36	34	-
Livestreaming ecommerce	6	-	-

Total other expense	42	124	-

Other income
Discontinued operations
Sales of tile products	14,244	9,389	14,682
Continuing operations
Consulting income / software	115	29	7,249
Livestreaming ecommerce	2,148	-	-
Other	703	2	-
Total other income	17,210	9,420	21,931

Loss from operations
Discontinued operations
Sales of tile products	(47,994)	(65,093)	(193,062)
Continuing operations
Consulting income / software	(5,691)	(11,595)	-
Livestreaming ecommerce	8,929	(2,478)	-
Other	(8,677)	(10,675)	-
Loss from operations	(53,433)	(89,841)	(193,062)

Description of Selected Income Statement Items

Revenue from sales of livestreaming ecommerce business. Beginning in 2021, we started to generate revenue from our livestreaming ecommerce business which is operated by Hainan Kylin. For the years ended December 31, 2022 and 2021, respectively, we generated RMB 273.7 million and RMB 58.5 million in revenue from this sector.

Revenue from sales of ceramic tile products. We generate revenue from the sales of ceramic tiles, including porcelain tiles, glazed porcelain tiles, glazed tiles, rustic tiles and polished glazed tiles, net of rebates and discounts. For the past three fiscal years, the second and third calendar quarters have been the peak season of the property developing industry, and, therefore, our quarterly sales are usually highest from May to September compared to the rest of the year. Conversely, our sales were lower between the months of January to March. This is because property developing activities tend to be low due to the effects of cold weather and the PRC Spring Festival. While we adjusted the pricing of our products in previous years, in 2020 we did not have any price adjustments of our ceramic tile products. In July 2021, Hengda increased the pricing of its ceramic tile products by an average of 15% and Hengdali decreased the pricing of its ceramic tile products by an average of 5%, and our total sales of ceramic tiles was significantly impacted by the COVID-19 pandemic. Revenue from the sale of ceramic tile products decreased by 74.0% for the year ended December 31, 2022 as compared to the year ended December 31, 2021, mainly due to the 78.5% decrease in sales volume which was only partially offset by the increase in the average selling price of 20.1%.

Revenue from business management and information system consulting services. We also generated revenue from business management consulting, information system technology consulting services, including the sales of software use rights for digital data deposit platforms and asset management systems. For the year ended December 31, 2022 and 2021, we generated RMB 12.7 million and RMB 13.0 million from Antelope Chengdu and Chengdu Future who are engaged in these sectors.

Cost of revenues.

Cost of revenues for livestreaming ecommerce. Cost of sales for the livestreaming ecommerce was RMB 245.6 million (US$ 36.5 million) and RMB 55.5 million (US$ 8.6 million) for the years ended December 31, 2022 and 2021. For the year ended December 31, 2022, we had cost of sales related to livestreaming ecommerce of RMB 245.6 million, mainly consisting of professional costs for outsourcing technology services.

Cost of revenues for tile products. Cost of revenues for tile products consists of costs directly attributable to production, including the cost of clay, color materials, glaze materials, coal, salaries for staff engaged in production activity, electricity, depreciation, packing materials and related expenses.

Clay is a key material for making ceramic tiles, and accounted for approximately 13.0% and 5.7% of our cost of sales for the years ended December 31, 2022 and 2021, respectively. Fujian and Jiangxi Provinces, where our production facilities are located, are the largest clay resources areas in China.

Dyes are another key material for making ceramic tiles, and accounted for approximately 17.0% and 6.6% of our cost of sales for the years ended December 31, 2022 and 2021, respectively. A number of dyes are used in ceramic tiles, and the prices of different dyes have experienced fluctuations over the past few years.

Our Hengda facility used natural gas instead of coal for manufacturing ceramic tiles, and natural gas accounted for approximately 8.9% and 3.6% of our cost of sales for the years ended December 31, 2022 and 2021, respectively.

Cost of revenues for business management and information system consulting services. For the year ended December 31, 2022, we had cost of revenues related to business management and consulting income of RMB 12.8 million, which mainly consisted of professional costs for outsourcing technology services.

Other income and other expenses. Other income consists of interest income, foreign exchange gain/loss, gain on disposal of equipment and rental income by leasing out one of its production lines. Other expenses primarily consist of the loss on disposal of equipment and the depreciation by leasing out one of our production lines.

Selling and distribution expenses. Selling and distribution expenses consist of payroll, travel expenses, transportation and advertising expenses incurred by our selling and distribution team.

Administrative expenses. Administrative expenses consist primarily of R&D expense, employee remuneration, payroll taxes and benefits, general office expenses and depreciation. We expect administrative expenses to remain constant as compared to the prior year.

Income taxes. Our subsidiaries in the PRC are subject to the PRC Enterprise Income Tax Law, and the applicable income tax rate pursuant to such law for the years ended December 31, 2022 and 2021 is 25% for Hengda, Hengdali and Hainan Kylin Cloud Services Technology, and 5% for Chengdu Future, Antelope Chengdu, Anhui Kylin Cloud Services Technology and Hangzhou Kylin Cloud Services Technology.

Results of Operations

Fiscal Year Ended 2022 Compared to the Fiscal Year Ended 2021

Revenue from livestreaming ecommerce. For the years ended December 31, 2022 and 2021, revenue from the livestreaming ecommerce was RMB 273.7 million (US$ 40.7 million) and RMB 58.5 million (US$ 9.1 million), representing an increase of RMB 215.2 million, or 368%. The significant increase was because we started operating the livestreaming ecommerce business in September 2021. The revenue generated from livestreaming ecommerce business increased significantly as a result of the rapid growth of e-commence livestreaming industry in China.

Revenue from sales of tile products. The following table sets forth the breakdown of revenue, by product categories, for the years ended December 31, 2022 and 2021.

Revenue RMB (000)	2022	Percentage	2021	Percentage
Porcelain	36,541	96.9%	121,502	83.9%
Glazed Porcelain	745	2.0%	387	0.3%
Glazed	410	1.1%	202	0.1%
Rustic	-	-%	22,449	15.6%
Polished Glazed	-	-%	203	0.1%
Total	37,696	100.0%	144,743	100.0%

Revenue from sales of tile products was RMB 37.7 million (US$ 5.6 million) for the year ended December 31, 2022, compared to RMB 144.7 million (US$ 22.4 million) for the year ended December 31, 2021, representing a decrease of RMB 107.0 million, or 74.0%. The decrease in revenue was primarily due to the decrease in sales volume of 78.5% and which was only partially offset by an increase in the average selling price of 20.8%. The decrease in sales resulted from the continued slowdown of China’s economy, and both the manufacturing sector and the real estate industry were affected by the weaker economy and the adverse impact of the COVID-19 outbreak. Moreover, the Company leased out its Hengdali facility beginning in November 2021.

Cost of revenues for livestreaming ecommerce. Cost of sales for the livestreaming ecommerce was RMB 245.6 million (US$ 36.5 million) and RMB 55.5 million (US$ 8.6 million) for the years ended December 31, 2022 and 2021. For the years ended December 31, 2022 and 2021, our cost of sales mainly consisted of professional costs for outsourcing technology services. The increase in the cost of revenues for our livestreaming ecommerce resulted from the rapid growth of this business.

Cost of revenues for sales of tile products. The following table sets forth the breakdown of cost of sales, by product segment, for the years ended December 31, 2022 and 2021:

Cost of sales RMB (‘000)	2022	Percentage	2021	Percentage
Porcelain	39,792	96.5%	71,002	85.1%
Glazed Porcelain	946	2.2%	237	0.3%
Glazed	507	1.3%	111	0.1%
Rustic	-	-%	11,983	14.4%
Polished Glazed	-	-%	103	0.1%
Total	41,245	100.00%	83,436	100.00%

Cost of revenues for sales of tile products was RMB 41.3 million (US$ 6.1 million) for the year ended December 31, 2022 compared to RMB 83.4 million (US$ 12.9 million) for the year ended December 31, 2021, representing a decrease of RMB 42.2 million, or 50.6%. The decrease in cost of sales was primarily due to decreased sales and production, which was partly offset by the decrease in the reversal of an inventory impairment provision.

Cost of sales for business management and information system consulting services. Cost of sales for business management and consulting services was RMB 12.8 million (US$ 1.9 million) and RMB 10.0 million (US$ 1.6 million) for the years ended December 31, 2022 and 2021.

Gross profit for livestreaming ecommerce. Gross profit for the livestreaming ecommerce was RMB 28.1 million (US$ 4.2 million) and RMB 3.0 million (US$ 0.5 million) for the years ended December 31, 2022 and 2021.

Gross profit (loss) for sales of tile products. The following table sets forth the breakdown of our gross profit (loss) and gross profit (loss) margin by product segment for the years ended December 31, 2022 and 2021:

	2022		2021
	Gross Profit	Profit (Loss)	Gross	Profit
RMB (‘000)	(Loss)	Margin	Profit	Margin
Porcelain	(3,251)	(8.9)%	50,500	41.6%
Glazed Porcelain	(201)	(27.0)%	150	38.8%
Glazed	(97)	(23.5)%	91	45.0%
Rustic	-	-%	10,466	46.6%
Polished Glazed	-	-%	100	49.3%
All products	(3,549)	(9.4)%	61,307	42.4%

Gross loss was RMB 3.5 million (US$ 0.5 million) for the year ended December 31, 2022, as compared to a gross profit of RMB 61.3 million (US$ 9.5 million) for the year ended December 31, 2021, an increase loss of RMB 64.9 million.

Gross profit (loss) for business management and consulting. Gross profit (loss) for the business management and consulting services was RMB (157,000) (US$ (23,331)) and RMB 3.0 million (US$ 0.5 million) for the years ended December 31, 2022 and 2021.

Other income. Other income for the year ended December 31, 2022 was RMB 3.0 million (US$ 0.4 million), as compared to RMB 32,000 (US$ 4,500) for the same period of 2021. For the year ended December 31, 2022, other income mainly consists of a government grant of RMB 0.8 million and VAT receivable of 1.4 million from Hainan Kylin, and exchange gain of RMB 73,203.

For both 2022 and 2021, we had other income from discontinued operation of RMB 14.2 million (US$ 2.1million) and RMB 9.4 million (US$1.5 million) was mainly attributable to the income from leasing out one of the production lines from our Hengdali facility pursuant to an eight-year lease contract.

Selling and distribution expenses. Selling and distribution expenses were RMB 16.4 million (US$ 2.4 million) for the year ended December 31, 2022, compared to RMB 24,000 (US$ 4,000) for the year ended December 31, 2021, representing an increase of RMB 16.4 million. The increase in selling and distribution expenses was primarily due to an increased advertising expense of RMB 7.0 million and the increased commission expense of RMB 9.3 million due to the significant growth of our livestreaming ecommerce business. For the years ended December 31, 2022 and 2021, we had selling and distribution expenses RMB 5.9 million (US$ 0.9 million) and RMB 6.3 million (US$ 1.0 million) from discontinued operations.

Administrative expenses. Administrative expenses were RMB 22.8 million (US$ 3.4 million) for the year ended December 31, 2022, compared to RMB 16.0 million (US$ 2.5 million) for the year ended December 31, 2021, representing an increase of RMB 6.8 million, or 42.5%. The increase in administrative expenses was primarily due to an increase in (i) insurance expense of RMB 2.1 million, (ii) an RMB 1.3 million increase in research and development expenses, (iii) an RMB 1.4 million increase in payroll expenses, (iv) an RMB 1.3 million increase in other compensation expense, (v) an RMB 71,000 increase in auto expense, (vi) an RMB 0.2 million increase in depreciation expense and an RMB 0.5 million increase in other G&A expenses due to the increased expense resulting from our new subsidiaries. For the years ended December 31, 2022 and 2021, we have administrative expenses of RMB 51.3 million (US$ 7.6 million) and RMB 131.9 million (US$ 20.8 million) from discontinued operations.

Bad debt expense (reversal). Bad debt reversal was RMB 2.8 million (US$ 0.4 million) for the year ended December 31, 2022, compared to bad debt expense of RMB 10.1 million (US$ 1.6 million) for the year ended December 31, 2021. We recognize a loss allowance for expected credit loss on our financial assets, primarily on trade receivables, which are subject to impairment under IFRS 9, Financial Instruments, first effective for year 2018. We believe that we have undertaken appropriate measures to resolve the bad debt expense. We will continue to review each of our customers for credit quality as well as assiduously test their accounts receivables balances in each upcoming fiscal period. For the years ended December 31, 2022 and 2021, we have bad debt reversal of RMB 33.4 million (US$ 4.95 million) and bad debt expense of RMB 115.4 million (US$ 17.9 million) from discontinued operations.

Finance costs. Finance costs were RMB 25,000 (US$ 3,715) for the year ended December 31, 2022, compared to RMB 51,000 (US$ 7,906) for the year ended December 31, 2021. The decrease was mainly due to the decrease of interest expense on lease liabilities. We adopted IFRS 16 during the year ended December 31, 2019, and recognized lease liabilities in relation to leases which had previously been classified as “operating leases”. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The difference between the actual payment and lease liabilities was the interest expense. For the years ended December 31, 2022 and 2021, we have financial cost of RMB 1.5 million (US$ 0.2 million) and RMB 2.2 million (US$ 0.3 million) from discontinued operations.

Other expenses. Other expenses were RMB 42,000 (US$ 6,000) for the year ended December 31, 2022, as compared to RMB 33,000 (US$ 5,000) for the year ended December 31, 2021, representing an increase of RMB 9,000 or 27.3%. The increased other expenses were mainly due to an increase in the foreign currency transaction exchange loss. For the years ended December 31, 2022 and 2021, we had a financial cost of RMB nil (US $nil) and RMB 90,000 (US $13,952) from discontinued operations.

Loss before taxation. Loss before taxation was RMB 5.4 million (US$ 0.8 million) for the year ended December 31, 2022, as compared to a loss before taxation of RMB 20.2 million (US$ 3.1 million) for the year ended December 31, 2021. The decrease in loss before taxation was mainly due to an increased reversal of the bad debt expense and increased gross profit for the year ended December 31, 2022 which was partly offset by increased selling and distribution expense and increased administrative expenses as described above. For the years ended December 31, 2022 and 2021, we had a loss before taxation of RMB 48.0 million (US$ 7.1 million) and RMB 69.7 million (US$ 10.8 million) from discontinued operations.

Income taxes. We incurred an income tax expense of RMB 0.2 million (US$ 31,000) for the year ended December 31, 2022 compared to an income tax expense of RMB 0.2 million (US$ 34,000) for the year ended December 31, 2021. Our PRC statutory enterprise income tax rate was 25% for the year ended December 31, 2022 and 2021.

Net loss attributable to equity holders of the Company. Net loss attribute to equity holders of the Company from continue operation was RMB 5.7 million (US$ 0.8 million) for the year ended December 31, 2022, as compared to a loss attributable to the Company’s shareholders of RMB 20.4 million (US$ 3.2 million) for the year ended December 31, 2021. The decrease in net loss attributable to shareholders in 2021 was attributable to the reasons described above. For the years ended December 31, 2022 and 2021, we had a loss attributable to equity holders of the Company of RMB 48.0 million (US$ 7.1 million) and RMB 69.7 million (US$ 10.8 million) from discontinued operations.

Net income (loss) attributed to non-controlling interest. Net income attributed to non-controlling interest was RMB 4.3 million (US$ 0.6 million) and net loss of RMB 1.3 million (US$ 0.2 million) for the years ended December 31, 2022 and 2021. Non-controlling interest represented the 49% ownership of Hainan Kylin and its subsidiaries.

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

Revenue from sales of tile products was RMB 144.7 million (US$ 22.4 million) for the year ended December 31, 2021, compared to RMB 183.0 million (US$ 26.5 million) for the year ended December 31, 2020, representing a decrease of RMB 38.3 million, or 20.9%. The decrease in revenue was primarily due to the decrease in sales volume of 14.0% and a decrease in average selling price of 7.3%. The decrease in sales resulted from the continued slowdown of China’s economy, and both the manufacturing sector and the real estate industry were affected by the weaker economy and the adverse impact of the COVID-19 pandemic.

Porcelain tiles. Revenue from the sales of porcelain tiles decreased 14.6%, from RMB 142.2 million (US$ 20.6 million) for the year ended December 31, 2020 to RMB 121.5 million (US$ 18.8 million) for the year ended December 31, 2021. The decrease was primarily attributable to a decrease in our sales volume for the year 2021 as compared to the same period of 2020. Porcelain tiles for exterior walls are still our most popular product and have the largest market potential of all of our tiles.

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

Revenue from business management and consulting. For the year ended December 31, 2021, revenue from our new sector of business management and consulting income was RMB 13.0 million (US$ 1.9 million).

Revenue from the livestreaming ecommerce. For the year ended December 31, 2021, revenue from our new livestreaming ecommerce was RMB 58.5 million (US$ 9.1 million).

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

Cost of sales for business management and consulting. Cost of sales for business management and consulting services was RMB 10.0 million (US$ 1.9 million) for the year ended December 31, 2021.

Cost of sales for the livestreaming ecommerce. Cost of sales for the livestreaming ecommerce was RMB 55.5 million (US$ 8.6 million) for the year ended December 31, 2021.

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

Gross profit for business management and information system consulting services. Gross profit for the business management and consulting services was RMB 3.0 million (US$ 0.5 million) for the year ended December 31, 2021.

Gross profit for the livestreaming ecommerce. Gross profit for the livestreaming ecommerce was RMB 3.0 million (US$ 0.5 million) for the year ended December 31, 2021.

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

Selling and distribution expenses. Selling and distribution expenses were RMB 6.3 million (US$ 1.0 million) for the year ended December 31, 2021, compared to RMB 9.4 million (US$ 1.4 million) for the year ended December 31, 2020, representing a decrease of RMB 3.0 million, or 32.4%. The decrease in selling and distribution expenses was primarily due to the decreased advertising expense of RMB 2.0 million and the decreased salary expense for salespersons of RMB 1.0 million.

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

Other expenses. Other expenses were RMB 124,000 (US$ 19,000) for the year ended December 31, 2021, as compared to RMB nil (US$ nil) for the year ended December 31, 2020. The increased other expenses were mainly due to an increase in the foreign currency transaction exchange loss.

Loss before taxation. Loss before taxation was RMB 89.8 million (US$ 13.9 million) for the year ended December 31, 2021, as compared to a loss before taxation of RMB 193.1 million (US$ 28.0 million) for the year ended December 31, 2020. The decrease in loss before taxation was mainly due to an increase in the reversal of the inventory provision, decreased bad debt expense and increased gross profit for the year ended December 31, 2021 as described above.

Income taxes. We incurred an income tax expense of RMB 0.2 million (US$ 34,000) for the year ended December 31, 2021 compared to an income tax expense of RMB 33,000 (US$ 5,000) for the year ended December 31, 2020. Our PRC statutory enterprise income tax rate was 25% for the year ended December 31, 2021 and 2020.

Net loss attributable to equity holders of the Company. Net loss attributable to equity holders of the Company was RMB 88.8 million (US$ 13.8 million) for the year ended December 31, 2021, as compared to a loss attributable to the Company’s shareholders of RMB 193.1 million (US$ 28.0 million) for the year ended December 31, 2020. The decrease in net loss attributable to shareholders in 2021 was due to the reasons described above.

Net loss attributed to non-controlling interest. Net loss attributable to non-controlling interest was RMB 1.3 million (US$ 0.2 million) and RMB nil (US$ nil) for the years ended December 31, 2021 and 2020. Non-controlling interest represented the 49% ownership of Hainan Kylin.

B.	Liquidity and Capital Resources

The following table presents a summary of our cash flows and beginning and ending cash balances for the years ended December 31, 2020, 2021 and 2022:

RMB (‘000)	2020	2021	2022
Net cash used in operating activities	(313)	(8,123)	(15,452)
Net cash generated from / (used in) investing activities	2,739	(1,279)	(10,490)
Net cash generated from financing activities	1,335	24,397	2,272
Net cash flow	3,761	14,995	(23,670)
Cash and cash equivalents at beginning of year	8,212	12,344	27,880
Effect of foreign exchange rate differences	371	541	32
Cash and cash equivalents at end of year	12,344	27,880	4,242

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

 Cash flows from operating activities.

Our net cash used in operating activities was RMB 15.5 million (US$ 2.3 million) for the year ended December 31, 2022, an increase of RMB 7.3 million as compared to a cash outflow of RMB 8.1 million for the year ended December 31, 2021. The increase of cash outflow was mainly due to an increase in cash outflow on unearned revenue of RMB 31.1 million, an increase in cash outflow on accrued liabilities and other payable of RMB 4.8 million and decreased cash inflow from trade payables of RMB 2.1million, which were partly offset by an increase of cash inflow from inventories of RMB 9.7 million, a decrease in cash outflow from other receivable and prepayments of RMB 19.0 million, and a decrease in operating cash outflow before working capital changes of RMB 1.4 million. Also, there was cash inflow from operating activities of RMB 5.0 million and RMB 3.3 million from our discontinued operations.

Our net cash used in operating activities was RMB 8.1 million (US$ 1.3 million) for the year ended December 31, 2021, an increase of RMB 7.8 million as compared to a cash outflow of RMB 0.3 million for the year ended December 31, 2020. The increase in cash outflow was mainly due to an increase in operating cash outflow before working capital changes of RMB 17.2 million, an increase in cash outflow on trade receivables of RMB 0.8 million, an increase in cash outflow on other receivables and prepayments of RMB 21.1 million and increased cash outflow on taxes payable of RMB 4.7 million, which was partly offset by an increase in cash inflow from inventories of RMB 4.5 million, a decrease in cash out flow on unearned revenue of RMB 16.2 million and a decrease in cash outflow from trade payables of RMB 15.4 million.

Cash flows from investing activities.

Net cash used in investing activities for the year ended December 31, 2022 was RMB 10.5 million (US$ 1.6 million), compared to a cash outflow of RMB 1.3 million for the year ended December 31, 2021. The increase in cash outflow was mainly due to the increase in restricted cash and increase in available-for-sale financial asset.

Net cash used in investing activities for the year ended December 31, 2021 was RMB 1.3 million (US$ 0.2 million), compared to cash inflow of RMB 2.7 million for the year ended December 31, 2020. The increase of cash outflow was mainly due to the purchase of fixed assets in 2021, while we had cash inflow from the release of restricted cash in 2020.

Cash flows from financing activities.

Net cash generated from financing activities was RMB 2.3 million (US$ 0.3 million) for the year ended December 31, 2022, compared to RMB 24.4 million for the year ended December 31, 2021, primarily due to a decrease in the issuance of share capital by RMB 23.9 million and the decrease in proceeds from warrants exercised of RMB 10.3 million for the year ended December 31, 2022, which was partly offset by an increase in capital contribution from noncontrolling interest of RMB 2.5 million and an increase in proceeds from a promissory note of RMB 8.8 million. For the years ended December 31, 2022 and 2021, net cash used in financing activities includes a cash outflow of RMB 14.3 million (US$ 2.1 million) and RMB 14.3 million from our discontinued operations.

Net cash generated from financing activities was RMB 24.4 million (US$ 3.8 million) for the year ended December 31, 2021, compared to a cash inflow of RMB 1.3 million for the year ended December 31, 2020, primarily due to an increase in the issuance of share capital of RMB 13.5 million and proceeds from warrants exercised of RMB 10.3 million for the year ended December 31, 2021, which was partly offset by an increase in a payment for a lease liability by RMB 0.6 million and a decrease in an advance from related parties of RMB 0.1 million.

Cash and bank balances were RMB 3.9 million (US$ 0.6 million) as of December 31, 2022, as compared to RMB 27.9 million as of December 31, 2021.

As of December 31, 2022, our total outstanding bank loan amounts were nil.

Operating lease commitments totaled RMB 485,000 (US$ 70,318) as of December 31, 2022. Operating lease commitments totaled RMB 46.7 million (US$ 7.3 million) as of December 31, 2021.

There were no commitments for advertising and insurance expenditure as of December 31, 2022.

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

We have sufficient raw materials to support, on average, three weeks of production at any point in time. This helps to minimize any potential delays in our production process which may arise due to insufficient raw materials. Our production of ceramic tiles is based on customers’ orders. In doing so, we minimize storage space and maintain a relatively low inventory level of finished products. Our inventory turnover of discontinue operations for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2020	2021	2022
Inventories (RMB’000)	52,201	31,589	28,749
Inventory turnover (days) (1)	190	183	267

(1)	The average inventory turnover is computed based on the formula: (simple average opening and closing inventories balance in a financial year / cost of sales) × 365 days.

The write-down of inventory of discontinue operations for the years ended December 31, 2022, 2021 and 2020 was a reversal of write-down RMB 4.0 million, a reversal of write-down RMB 99.2 million in 2021 and a reversal of write-down RMB 2.3 million in 2020, and was charged to Cost of Sales.

Credit Management

Credit terms to our customers

We typically extend credit terms of approximately 90 days to our customers. We grant credit terms based on the reputation, creditworthiness, size of orders, payment records and number of years we have done business with the customer. We do not have a products’ return policy. In the year ended December 31, 2022 and 2021, we recorded a reversal of RMB 2.8 million (US$ 0.4 million) and RMB 10.1 million (US$1.6 million), respectively, for provision for bad debt related to the amount of outstanding trade receivables that did not conform with the Company’s credit policy. For the years ended December 31, 2022 and 2021, the Company recorded a reversal of RMB 74.9 million (US$ 11.1 million) and bad debt expense of RMB 115.4 million (US$ 17.9 million) from our discontinue operations.

Personnel from our sales and marketing department typically conduct visits to new customers to evaluate their credit worthiness before entering into any arrangements with them. In addition, as Hengda was awarded a Top 500 Brand award, we increased the deposit required from new distributors from RMB 0.4 million to RMB 1.0 million.

Our average trade receivables’ turnover for sales of tile products in discontinued operations for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2020	2021	2022
Trade receivables (RMB’000)	101,470	51,335	11,683
Trade receivables turnover (days) (1)	242	168	265

Our average trade receivables’ turnover for livestreaming ecommerce for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2020	2021	2022
Trade receivables (RMB’000)	—	81	—
Trade receivables turnover (days) (1)	—	11	—

(1)	The average trade payables’ turnover is computed based on the formula: (simple average opening and closing trade payables balance, net of value-added tax in facial year / purchases) × 365 days.

Credit terms from our suppliers

Our typical credit terms from our major suppliers are from 1 to 4 months after the raw materials have been delivered. Our average trade payables’ turnover for sales of tile products in discontinued operations for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2020	2021	2022
Trade payables (RMB’000)	6,750	3,673	—
Trade payables turnover (days) (1)	22	20	—

Our average trade payables’ turnover for our livestreaming ecommerce for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2020	2021	2022
Trade payables (RMB’000)	—	2,617	3,079
Trade payables turnover (days) (1)	—	7	3

(1)	The average trade payables’ turnover is computed based on the formula: (simple average opening and closing trade payables balance, net of value-added tax in facial year / purchases) × 365 days.

Capital Expenditures

Historically, our capital expenditures primarily consist of expenditures on property, plant and equipment. The capital expenditures for the fiscal year ended December 31, 2022 was RMB 22,000.

Contractual Obligations

Our contractual obligations consist mainly of debt obligations, operating lease obligations and other purchase obligations and commitments, and will be paid off with our cash flow from operations. The following table sets forth a breakdown of our contractual obligations (including both interest and principal cash flows) as of December 31, 2022:

	Payment Due by Period
		Less than 1	1-3	3-5	More than 5
	Total	year	years	years	years
Short-term debt obligations	—	—	—	—	—
Operating lease obligations (2)	495	350	145	—	—
Promissory note (3)	8,775	—	8,775	—	—
Total	9,270	350	8,920	—	—

Off-Balance Sheet Arrangements

We do not have any outstanding off-balance arrangements and have not entered into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

Impact of Inflation

The general annual inflation rate in China was approximately 0.9% in 2021, and 2.0% in 2022 according to the National Bureau of Statistics. Our results of operations may be affected by inflation, particularly rising prices for energy, labor costs, raw materials and other operating costs. See “Item 3. Key Information — Risk Factors — Risks relating to our business. If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.”

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

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to us. Our exposure to credit risk arises primarily from bank balances and trade receivables. For trade receivables, we adopt the policy of dealing only with customers of appropriate credit history to mitigate credit risk. For other financial assets, we adopt the policy of dealing only with high credit quality counterparties.

As we do not hold any collateral, the maximum exposure to credit risk for each class of financial assets is the carrying amount of that class of financial assets presented on the consolidated statements of financial position.

Cash and bank balances

Our bank deposits are placed with reputable banks in the PRC, Hong Kong and the United States. The credit exposure of our cash and bank balances (excluding restricted cash) as of December 31, 2020, 2021 and 2022 were RMB 12,344,000 and RMB 27,880,000 and RMB 3,936,000, respectively.

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

The table below summarizes the maturity profile of the liabilities based on contractual undiscounted payments:

	As of December 31, 2022
		More than 1
		year but less
	Within 1 year	than 5 years	Total
	RMB’000	RMB’000	RMB’000
Trade payables	3,079	—	3,079
Amounts owed to related parties	1,291	—	1,291
Note payable	—	8,775	8,775
Lease liabilities	349	146	496
Total	4,719	8,921	13,641

(iii)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of our financial instruments will fluctuate because of changes in market interest rates.

Our interest-bearing bank deposits and borrowings were nil as of December 31, 2022.

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

As of December 31, 2020, 2021 and 2022, nearly all of our monetary assets and monetary liabilities were denominated in RMB except certain bank balances and other payables which were denominated in US dollars and HKD.

C.	Research and development, patents and licenses, etc.

We focus our research and development efforts on developing innovative Kylin-Cloud service platform.

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

The amount initially recognized for internally generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally generated intangible asset can be recognized, development expenditure is recognized in profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

Gains and losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

D.	Trend information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the reported financial information not necessarily to be indicative of future operating results or financial conditions.

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

See Note 2 to our consolidated financial statements, “Basis of Preparation and Summary of Significant Accounting Policies.”

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

All of our leases are operating leases for the years ended December 31, 2022, 2021 and 2020.

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods, net of rebates and discounts. No such rebates were paid to distributors since year 2013. Provided it is probable that the economic benefits will flow to us and the revenue and costs, if applicable, can be measured reliably, revenue is recognized as follows:

●	Sales of goods are recognized upon transfer of the significant risks and rewards of ownership to the customer. This is usually taken as the time when the goods are delivered and the customer has accepted the goods. Once goods are accepted by a customer, there is no continuing management involvement with the goods and we do not have the obligation to accept the return of the goods to us from the customer. Consulting service and livestreaming ecommerce service are recognized upon providing of the services to customers.

●	Rental income is recognized based upon our annual rental over the life of the lease under operating lease, using the straight-line method.

●	Interest income is recognized on a time-proportion basis using the effective interest method.

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

E.	Critical accounting estimates and assumptions

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

Impairment loss recognized in respect of property, plant and equipment

As of December 31, 2022, the carrying amount of property, plant and equipment was approximately RMB 1,006,000 (2021: RMB 1,250,000). No impairment loss was recognized in 2022 and 2021. Determining whether property, plant and equipment are impaired requires an estimation of the recoverable amount of the property, plant and equipment. Such an estimate was based on certain assumptions which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of investment property

As of December 31, 2022, the carrying amount of investment property was nil (2021: nil). No impairment loss was recognized in 2022 and 2021. Determining whether an investment property is impaired requires an estimate of the recoverable amount of the investment property. Such an estimate was based on certain assumptions which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of land use rights

As of December 31, 2022, the carrying amounts of land used rights was nil (2021: nil). No impairment loss were recognized against the original carrying amount of land use rights in fiscal 2022 and 2021, respectively. Determining whether land use rights are impaired requires an estimate of the recoverable amount of the land use rights. Such an estimate was based on certain assumptions which are subject to uncertainty and might materially differ from the actual results.

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

The Company recognized bad debts reversal of RMB 4.3 million and bad debts expense of RMB 10.4 million in the years ended December 31, 2022 and 2021, respectively. The Company’s discontinued operation recognized bad debts reversal of RMB 74.9 million and bad debts expense of RMB 115.4 million for the years ended December 31, 2022 and 2021.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our current directors and executive officers are:

Name	Age	Position
Weilai (Will) Zhang	49	Chair of the Board and Chief Executive Officer
Hen Man Edmund	49	Chief Financial Officer
Dian Zhang (1)(2)(3)(4)	38	Director
Ishak Han(1)(2)(3)	35	Director
Huashu Yuan (1)(2)(3)	26	Director
Song Chungen (1)(2)(3)	46	Director
Tingting Zhang	28	Executive Director and Corporate Secretary
Qiguo Wang	45	Executive Director

(1)	Member of audit committee

(2)	Member of compensation committee

(3)	Member of nominations committee

(4)	Audit committee financial expert

Mr. Zhang has served as our Chief Executive Officer since January 2023 and joined our Board in February 2023. From 2011 to 2020, he acted as the Chairman of Huitong Tianxia Investment Ltd., an investment company. Since 2020, Mr. Zhang has acted as the chariman of Jinke Yulv Technology Co., Ltd., which is an International Technology firm in China. Mr. Zhang completed the course and obtained a Diploma in Capital and M&A Entrepreneurship from Fudan University in 2021, and a Diploma in Finance and Capital Investment from Southwest University in Finance and Economics in 2014.

Hen Man Edmund has served as our Chief Financial Officer since November 20, 2009. Mr. Hen is responsible for the corporate finance function and oversees matters relating to compliance and reporting obligation of our company. Prior to joining us, Mr. Hen was a Financial Controller of a switchgear manufacturer in Sichuan PRC and was responsible for the corporate finance function of the company. Prior to that, Mr. Hen was the accountant of Dickson Concepts (International) Ltd., a public listed company in Hong Kong and oversaw the accounting and financial administration of the company. He also worked at a variety of international accountancy firms, including Deloitte Touche Tohmatsu, in assurance and advisory services during the period from 1995 to 2001. Mr. Hen graduated from the University of East Anglia, United Kingdom, with a Bachelor’s Degree in Science in 1995. He is a member of the Institute of Chartered Accountants in England and Wales and a member of the Hong Kong Institute of Certified Public Accountants.

Mr. Dian Zhang joined our Board in November 2022. Mr. Dian Zhang is currently Chief Financial Officer of Baiya International Group Inc., an SaaS (software as a service) platform company in China. Previously, Mr. Zhang worked at Eaton Square from 2014 to 2020, an M&A advisory firm, where he was responsible for investments in new ventures and their financing in the Chinese market. Previous to that, Mr. Zhang worked at the Chengdu branch of ShineWing Certified Public Accountants from 2009 to 2013 where his responsibilities included the auditing of annual reports of publicly listed companies and due diligence for IPO projects. Mr. Zhang holds a Bachelor’s degree in Management Accounting from Aston University, a Master’s degree in Banking and Finance from Monash University, and a Master’s degree in Financial Management from the Australian National University.

Mr. Ishak Han joined our Board in November 2022. Mr. Han is the General Manager of Shenzhen Baisifu Industrial Co., Ltd., which engages in property management and leasing, management services for catering businesses, and enterprise management consulting. Having founded the firm in 2017, Mr. Han developed Shenzhen Baisifu Industrial Co., Ltd.’s marketing strategy, management policies, financial budgeting, and corporate planning activities. From 2011 to 2016, Mr. Han was the General Manager of Shenzhen Baisi Technology Co., Ltd. which engages in the development of self-service website application systems, the training and development of online ventures, online marketing training, and e-commerce product consignments. As the founder of Shenzhen Baisi Technology Co., Ltd., Mr. Han oversaw its financial budgeting and corporate planning functions, and was responsible for its overall marketing strategy. Mr. Han graduated with a higher degree diploma in marketing from Guangdong Open University in 2021.

Song Chungen joined our Board in November 2019 as an independent member of the Board as well as a member of Audit, Compensation and Nominating Committees, to fill the vacancy following Liu Jun’s resignation. From 2009 to present, Song Chungen has been a practicing lawyer at Guangdong Weihao Law firm. He obtained his law license in May 2003, and in November 2009, he obtained Securities Qualification in China. Song Chungen holds a Bachelor’s degree in Law from Sun Yat Sen University (2007).

Ms. Huashu Yuan joined our Board in March 2023. Ms. Yuan has been the marketing specialist of Vesta living corp. since March 2022. Ms. Yuan served as an outside consultant providing marketing advice to the Company from June 2021 to February 2023. Ms. Yuan served as the marketing manager for American Tianfu-Wenhui Publishing Company from March 2021 to February 2022. Ms. Yuan worked at Strands Haircare Inc. as a social media intern from October 2020 to February 2021. Ms. Yuan obtained her Master’s degree in Emerging Media Studies from Boston University in 2020 and obtained her Bachelor’s degree in Communication Science and Rhetoric Studies from University of Wisconsin-Madison in 2019.

Ms. Tingting Zhang joined our Board in October 2022. Ms. Zhang joined China Mobile’s digital content subsidiary Migo Co Ltd in 2021 at its Xiamen headquarters as the manager of its post-production department. Her current responsibilities include video production of programs including the 2022 Winter Olympics, the Golden Rooster Award and other large-scale China award productions. Previous to that, from 2018 to 2021, Ms. Zhang worked as a multimedia designer at 4399 Networks Ltd., where she was responsible for media productions. Ms. Zhang graduated with a Bachelor’s degree in Design from Asia University Taiwan.

Mr. Qiguo Wang joined our Board in November 2022. Mr. Wang is currently General Manager of Chengdu Zhongbo Industry Research Technology Development Co., Ltd., having joined the institute in 2018, where he is focused on the promotion of scientific and technological products and commercial transformations, as well as investment planning services for the industrial park. Previously, Mr. Wang was Executive Director of Chengdu Zhongbo Future Technology Research Institute Co., Ltd. from 2018 to 2020, where he led the investment team to fund projects through the company’s incubation platform. Previous to that, Mr. Wang was General Manager of Shanghai Shenghui Performing Arts Development Co., Ltd. from 2007 to 2015, where he managed large-scale conferences, volunteer activities and other events. Mr. Wang graduated with a Bachelor’s degree in Information Security and Network Management from PLA Institute of Electronic Engineering.

There are no family relationships among our directors or officers.

The business address of each party described above is Room 1802, Block D, Zhonghai International Center, Hi-Tech Zone, Chengdu, Sichuan Province, PRC.

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

Director Compensation

The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2022 to each of our non-employee directors for such person’s service as a director (including contingent or deferred compensation accrued during 2022):

		Value of
	Compensation	Options (1)
Name and Principal Position	RMB	RMB	Total RMB
Song Chungen	559,071	—	559,071
Roy Tan Choon Kang	290,286	—	290,286
Alex Ng Man Shek	978,000	—	978,000
Shen Cheng Liang	—	—	—

(1)	No options were granted to our directors in 2021.

Executive Officers

The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2022 to each of our officers for such person’s service as an officer (including contingent or deferred compensation accrued during 2022, but not including any amounts paid to such persons for their services as directors):

			Value of Stock
	Salary	Bonus	Compensation (2)	Total
Name and Principal Position (1)	RMB	RMB	RMB	RMB
Huang Meishuang, CEO	56,917	—	1,261,775	1,318,692
Hen Man Edmund, CFO	579,208	—	573,534	1,152,742

(1)	No options were granted to our executives in 2021.

(2)	Stock Compensation were granted to our Chief Executive Officer and Chief Financial Officer in 2021.

Retirement Benefits

As of December 31, 2022, we have contributed to the government-mandated employee welfare and retirement benefit plan and provided pension, retirement or similar benefits to its employees. The PRC regulations require us to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. We have no further commitments beyond our monthly contribution.

Employment Agreements

We entered into employment agreements with the following officers: Weilai Zhang, CEO and Hen Man Edmund, CFO,

●	The term of the employment agreements is three years (January 5, 2023 to January 4, 2026 for Weilai Zhang), three years (October 1, 2022 to September 30, 2025 for Hen Man Edmund).

●	From October 1, 2022, Hen Man Edmund received compensation of RMB 61,074 (HKD 70,200) per month.

●	We may dismiss any of the above officers if any of the following events occurs with respect to the officer: (1) failure to show up for work, (2) failure to provide required documents, (3) falsification of documents, criminal record, etc., (4) serious violation of such officers’ labor rules and of regulations, (5) serious lapse of duties and responsibilities, (6) activities that violate regulations, resulting in loss of more than RMB 4,000, (7) operation of his own business during the term of his employment, (8) criminal prosecution and labor punishment, (9) request by the officer to resign, (10) causing us to sign or change any contract through fraud, coercion and other fraudulent means, or (11) other situations stipulated by law and statutes.

●	Each officer is subject to the non-compete provisions of the agreement for a period of three years following termination of the employment agreement and non-solicitation provisions of the agreement for a period of two years following termination of the employment agreement.

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

Antelope Enterprise Holdings Limited 2022 Equity Compensation Plan

On September 29, 2022, the Board of Directors of the Company (the “Board”) approved the 2022 Equity Compensation Plan (the “Plan”) is to attract and retain outstanding individuals as employees, directors and consultants of the Company and its subsidiaries, to recognize the contributions made to the Company and its Subsidiaries by such individuals and to provide them with additional incentive to expand and improve the profits and achieve the objectives of the Company

The Plan is administered by the Board. The Board, in its sole discretion, will determine the eligible individuals to whom, and the time or times at which awards will be granted, the form and amount of each award, the expiration date of each award, the time or times within which the awards may be exercised, the cancellation of the awards and the other limitations, restrictions, terms and conditions applicable to the grant of the awards.

The total number of shares that may be issued under the Plan is (i) initially 600,000 Class A ordinary shares; and (ii) will increase annually on the first day of each calendar year beginning January 1, 2023 and ending on and including January 1, 2031, equal to the lesser of (A) 3% of the aggregate number of shares of Common Stock outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of Shares as is determined by the Board., subject to adjustments in the event of any reorganization, recapitalization, share split, distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the Company or any similar corporate transaction. The Board may, in its discretion, (a) grant shares under the Plan to any participant without consideration from such Participant or (b) sell shares under the Plan to any participant for such amount of cash, shares or other consideration as the Board deems appropriate. Notwithstanding any of the provisions of the Plan or any outstanding award agreement, upon a Change in Control of the Company, the Board is authorized and has sole discretion to provide that all restrictions applicable to all awards shall terminate or lapse in order that Participants may fully realize the benefits thereunder. Awards granted under the Plan, and any rights and privileges pertaining thereto, may not be transferred, assigned, pledged or hypothecated in any manner, or be subject to execution, attachment or similar process, by operation of law or otherwise, other than by will or by the laws of descent and distribution. The Board may terminate, suspend, or amend the Plan, in whole or in part, from time to time. The Board also has the authority to amend any award agreement at any time.

The Company has filed a Form S-8 (File No. 333-267671) to register the 2022 Equity Compensation Plan and has issued 444,837 Class A ordinary shares pursuant to this S-8 as of the date of this annual report.

C. Board Practices

The term of each director is until their resignation or removal.

Our board of directors has established an audit committee, a compensation committee and a governance and nominating committee.

Audit Committee. The audit committee consists of Dian Zhang (Chair and the Audit Committee financial expert), Huashu Yuan and Song Chungen.

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

Compensation Committee. Our compensation committee consists of Huashu Yuan (Chair), Ishak Han, Song Chungen and Dian Zhang. Our board of directors adopted a compensation committee charter, providing for the following responsibilities of the compensation committee:

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

Governance and Nominating Committee. Our governance and nominating committee consists Huashu Yuan (Chair), Ishak Han, Song Chungen and Dian Zhang. Our board of directors adopted a governance and nominating committee charter, providing for the following responsibilities of the governance and nominating committee:

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

A copy of the governance and nominating committee charter is available on our website at http://www.aehl-kylin.com/. The information contained on our website is not a part of this Annual Report.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

D.	Employees

The table below provides information as to the total number of employees at the end of the last three fiscal years. We have no contracts or collective bargaining agreements with labor unions and have never experienced work stoppages due to labor dispute. We consider our relations with our employees to be good.

	2020	2021	2022
Number of Employees	297	236	63

E.	Share Ownership

See Item 7 below.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

None.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

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

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 17,992,693 Class A ordinary shares and 977,755 Class B ordinary shares issued and outstanding as of April 27, 2023.

	Class A Ordinary Shares	%	Class B Ordinary Shares	%	% of Total Voting Power (1)
Directors and Executive Officers:
Weilai (Will) Zhang (2)	461,739	2.57%	977,755	100.00%	53.31%
Hen Man Edmund	37,355	*	-	-	*
Ishak Han	1,325,000	7.36%	-	-	3.53%
Song Chungen	-	-	-	-	-
Dian Zhang	10,000	*	-	-	*
Huashu Yuan	-	-	-	-	-
Tingting Zhang	-	-	-	-	-
Qiguo Wang	-	-	-	-	-
All directors and executive officers as a group (8 individuals)	1,798,851	10.19%	977,755	100.00%	56.97%
5% Shareholders
Wisdom Asset Management Inc. (3)	1,234,568	6.86%	-	-	3.29%
Invine Indeed LLC (4)	1,136,364	6.32%	-	-	3.03%
Multiplying Hundreds LLC(4)	1,136,364	6.32%	-	-	3.03%
Mustard Seeding LLC(4)	1,136,364	6.32%	-	-	3.03%
The Beatitudes In All LLC(4)	1,136,364	6.32%	-	-	3.03%
Zion Rock LLC(4)	1,136,364	6.32%	-	-	3.03%

*	Less than 1%

Unless otherwise indicated, the business address of each of the individuals is Room 1802, Block D, Zhonghai International Center, Hi-Tech Zone, Chengdu, Sichuan Province, PRC.

(1) Each Class A ordinary share is entitled to one (1) vote, and each Class B ordinary share is entitled to twenty (20) votes.

(2) The mailing address for this individual is 2302 Bldg. 2 Renheng, Binhewan No. 88, Jinjiang District, Chengdu, China.

(3) The business address for Wisdom Asset Management Inc. is 1600 Broadway, APT 6G, New York, NY 10019/

(4) The business address for Invine Indeed LLC, Multiplying Hundreds LLC, Mustard Seeding LLC, The Beatitudes In All LLC, Zion Rock LLC is 7901 4th St N Ste 300, St Petersburg, FL 33702. These five entities are under common control of one beneficial owner, Mr. Gordon Hu.

B.	Related Party Transactions

During the year ended December 31, 2022, the Company incurred a total of RMB 2,847,000 in consultancy fees to Anhui Zhongjun Enterprise Management Co., Ltd. (“Anhui Zhongjun”), of which the whole amount were expensed during the year. During the year ended December 31, 2022, the Company received a total of RMB 2,635,000 in cash from Anhui Zhongjun for the provision of business management services. The Company completed all performance obligations pertaining to the RMB 2,635,000 received and recognized revenue of RMB 2,486,000, net of PRC value-added tax of RMB 149,000. The director of Anhui Zhongjun, Zhang Yonghong is also a director of the Company’s subsidiary, Chengdu Future Talented Management and Consulting Co., Ltd.

During the year ended December 31, 2021, the Company paid a total of RMB 8,840,000 in consultancy fees to Anhui Zhongjun Enterprise Management Co., Ltd. (“Anhui Zhongjun”); of the RMB 8,840,000 total consultancy fees, RMB 5,993,000 were expensed during the year. The remaining RMB 2,847,000 was recorded under prepayments under current assets as of December 31, 2021. During the year ended December 31, 2022, the Company expensed the remaining RMB 2,847,000 prepayment. During the year ended December 31, 2022, the Company received a total of RMB 2,486,000 from Anhui Zhongjun for the provision of business management services. The Company completed all performance obligations pertaining to the RMB 2,635,000 received and recognized revenue of RMB 2,486,000, net of PRC value-added tax of RMB 149,000. During the year ended December 31, 2021, the Company received a total of RMB 1,460,000 from Anhui Zhongjun for the provision of business management services. The Company completed all performance obligations pertaining to the RMB 1,460,000 received and recognized revenue of RMB 1,378,000, net of PRC value-added tax of RMB 82,000.

The director of Anhui Zhongjun, Zhang Yonghong, is also a director of the Company’s subsidiary, Chengdu Future Talented Management and Consulting Co., Ltd.

During the year ended December 31, 2021, the Company incurred a total of RMB 36,929,000 in cost of revenue to Lianjie (Hainan)Technology Co., Ltd. (“Lianjie”). The Company paid RMB 34,364,000 to Lianjie for the cost of revenue incurred. As of December 31, 2021, the Company had trade accounts payable of RMB nil due to Lianjie. Lin Yufeng, a director of the Company’s subsidiary, Hainan Kylin Cloud Services Technology Co., Ltd., was a significant shareholder of Lianjie from September 22, 2021 until November 19, 2021. Lin Yufeng was no longer a significant shareholder of Lianjie during the year ended December 31, 2022, and thus Lianjie was no longer a related party of the Company.

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

We are a holding company incorporated in the British Virgin Islands operating our business through our subsidiaries in China. As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiary in Hong Kong, and the subsidiaries in China, for our cash and financing requirements. The payment of dividends to Antelope Enterprises by our Chinese subsidiaries is affected by means of dividends by those entities to their Hong Kong direct parent and a redividend by that Hong Kong entity to Antelope Enterprises. Such dividends are effected by resolution of the board of directors of each such entity (after provision for applicable tax obligations). China is a foreign exchange administration country. Capital injections, cross-border trade and services transactions settled in foreign exchange, overseas financing and profit repatriations are subject to the foreign exchange administration regulations. A Chinese subsidiary owned by foreign company must apply for registration of foreign exchange with the SAFE after the issuance of a business license and obtain a foreign exchange registration certificate. When the Chinese subsidiaries apply for repatriating dividends to foreign shareholders, it must submit the application form to SAFE with the proof that such dividends have been subjected to all applicable tax withholding. A Chinese subsidiary can only distribute dividends out of its accumulated profits, which means that any accumulated losses must be more than offset by its profits in other years, including the current year. Please refer to “Item 4 Information on the Company – History and Development of the Company - Cash Transfers Within Our Organization” for more information.

B.	Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our Class A ordinary shares are listed on the Nasdaq Capital Market under the symbol “AEHL”.

B. Plan of Distribution

Not Applicable.

C.	Markets

Our Class A ordinary shares are listed on the NASDAQ Capital Market since October 15, 2020 under the symbol “AEHL”.

Previously, our shares had been listed on the NASDAQ Stock Market under the symbol “CCCL” since January 18, 2011. Our shares were listed on the NASDAQ Capital Market from November 3, 2010 through January 17, 2011 and were relisted on the NASDAQ Capital Market on March 23, 2016 following the listing transfer where it is trading now under the same symbol “CCCL.” Our shares were listed on the NASDAQ Global Market from January 18, 2011 until March 22, 2016.

Our shares were previously quoted on the OTC Bulletin Board from December 29, 2009 through November 2, 2010. Prior to December 29, 2009, our shares were traded on NYSE Amex, under the symbols “HOL” and “CHAC”. CHAC’s shares commenced to trade on December 17, 2007.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association and the description of differences in corporate laws, Exhibits 1.1 and 2.3.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

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

Based on the composition (and estimated values) of the assets and the nature of the income of Antelope Enterprises and its subsidiaries during its 2022 taxable year, Antelope Enterprises does not believe that it was treated as a PFIC for such year. However, because Antelope Enterprises has not performed a definitive analysis as to its PFIC status for its 2015 taxable year, there can be no assurance in respect to its PFIC status for such year. There also can be no assurance with respect to Antelope Enterprises’ status as a PFIC for its current (2023) taxable year or any future taxable year.

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

I.	Subsidiary Information

Not required.

J.	Annual Report to Security Holders

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

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

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2022 were effective.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

Changes in Internal Controls over Financial Reporting

During the year ended December 31, 2022, there were no changes in the company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect our company’s internal control over financial reporting.

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

Our Board of Directors has determined that Mr. Dian Zhang is an audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F, and “independent” as that term is defined in the NASDAQ listing standards.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services rendered by Centurion ZD CPA & Co. for the periods indicated:

	December 31,	December 31,
	2022	2021
	RMB’000	RMB’000
Audit Fees – Centurion ZD CPA & Co.	1,787	1,898
Audit Related Fees– Centurion ZD CPA & Co.	216	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees	2,003	1,898

Audit Fees

Centurion ZD CPA & Co. audit fees for 2022 and 2021 consisted of fees in relation to the audit of our financial statements for the year ended December 31, 2022 and 2021.

Audit Related Fees

Centurion ZD CPA & Co. audited related fees for 2022 consisted of fees in relation to the reviews and consents for Form 6-K filings for the year ended December 31, 2022.

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

There were no changes to our certifying accountants for the year ended December 31, 2022.

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

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the British Virgin Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, if we change our board composition such that independent directors do not constitute a majority of our board of directors, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers.

Except for the foregoing, we endeavor to comply with the NASDAQ corporate governance practices and except for the foregoing, there is no significant difference between our corporate governance practices and what the NASDAQ requires of domestic U.S. companies.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENUE INSPECTION

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of Antelope Enterprise Holdings Limited, effective on February 23, 2023*

1.2	Memorandum and Articles of Association of Success Winner Limited (2).

1.3	Memorandum and Articles of Association of Stand Best Creation Limited (2).

1.4	Operation Charter of Jinjiang Hengda Ceramics Co., Ltd. (2).

2.1	Specimen Unit Certificate (3).

2.2	Specimen of Class A Ordinary Shares*

2.3	Description of Securities*

3.1	Form of Voting Agreement (2).

4.1	Common Stock Warrant (14).

4.2	Merger and Stock Purchase Agreement among CHAC, Antelope Enterprise Holdings Limited, Hengda, Success Winner and the Seller (2).

4.3	Form of Registration Rights Agreement among CHAC and the founders (3).

4.4	Form of Earn-Out Escrow Agreement (2).

4.5	Form of Indemnity Escrow Agreement (2).

4.6	Form of Lock-Up Agreement for CHAC founders (2).

4.7	Form of Lock-Up Agreement (2).

4.8	Acquisition Agreement, dated November 19, 2009, by and between Jinjiang Hengda Ceramics Co., Ltd., all of the shareholders of Jiangxi Hengdali Constructional Ceramics Co., Ltd., and Jiangxi Hengdali Constructional Ceramics Co., Ltd (8).

4.9	License Agreement between Huang Jia Dong and Jinjiang Hengda Ceramics Co., Ltd. (6).

4.10	Antelope Enterprise Holdings Limited 2010 Incentive Compensation Plan (7).

4.11	Employment Agreement, dated as of February 1, 2016, by and between Antelope Enterprises and Huang Jia Dong (9).

4.12	Employment Agreement, dated as of February 1, 2016, by and between Antelope Enterprises and Su Wei Feng (9).

4.13	Employment Agreement, dated as of August 1, 2015, by and between Antelope Enterprises and Hen Man Edmund (9).

4.14	Term sheets relating to agreements for derivative instruments (10).

4.15	Agreement between Taishin International Bank, Co., Ltd., Stand Best Creation Limited and Sound Treasure Limited, dated July 31, 2014 (10).

4.16	Agreement between Stand Best Creation Limited, Huang Jia Dong, Wong Kung Tok, Mr. Huang’s brother-in-law, and Sound Treasure Limited, dated July 31, 2014 (10).

4.17	Form of Securities Purchase Agreement (10).

4.18	2022 Incentive Award Plan (11)

4.19	Form of Securities Purchase Agreement dated September 30, 2022 (12)

4.20	Form of Investor Warrant dated September 30, 2022 (12)

4.21	Form of Placement Agent Warrant dated September 30, 2022 (12)

4.22	Director Offer Letter dated December 1, 2022 (13)

4.23	Purchase Agreement, dated December 12, 2022 (14)

4.23	Form of Promissory Note, dated December 12, 2022 (14)

4.24	Employment agreement with Weilai (Will) Zhang, dated January 5, 2023 (15)

4.25	Share Purchase Agreement, dated December 30, 2022 (15)

4.26	Form of Promissory Note (15)

4.27	Form of Securities Purchase Agreement, dated January 10, 2023 (16)

4.28	Form of Securities Purchase Agreement, dated January 13, 2023 (17)

4.29	Director Offer Letter to Weilai (Will) Zhang, dated February 24, 2023 (18)

4.30	Director Offer Letter to Ms. Huashu Yuan, dated March 30, 2023 (19)

4.31	Form of Securities Purchase Agreement, dated March 30, 2023 (20)

8.1	List of Subsidiaries*

11.1	Code of Business Conduct and Ethics (8).

12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended. **

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended. **

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *

15.1	Consent of Centurion ZD CPA & Co., an independent registered public accounting firm.*

101.1NS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to Annexes C and D of Antelope Enterprises’ Prospectus on Form 424B3 filed with the SEC on November 13, 2009.

(2)	Incorporated by reference to Antelope Enterprises’ Registration Statement on Form F-4 (File No. 333-161557).

(3)	Incorporated by reference to exhibits of the same number filed with CHAC’s Registration Statement on Form F-1 or amendments thereto (File No. 333-145085).

(4)	Incorporated by reference to CHAC’s Form 8-K, dated November 21, 2007.

(5)	Incorporated by reference to exhibits of the same number filed with Antelope Enterprises’ Registration Statement on Form F-1 (File No. 333-170237).

(8)	Incorporated by reference to Annex A to Exhibit 99.1 filed with Antelope Enterprises’ Report on Form 6-K filed with the SEC on November 20, 2010

(7)	Incorporated by reference to Antelope Enterprises’ Annual Report on Form 20-F filed with the SEC on May 17, 2010.

(8)	Incorporated by reference to Antelope Enterprises’ Annual Report on Form 20-F filed with the SEC on April 20, 2016.

(9)	Incorporated by reference to Antelope Enterprises’ Annual Report on Form 20-F filed with the SEC on July 31, 2014.

(10)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on December 20, 2019.

(11)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on September 26, 2022.

(12)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on October 5, 2022.

(13)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on December 1, 2022.

(14)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on December 13, 2022.

(15)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on January 5, 2023.

(16)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on January 12, 2023.

(17)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on January 17, 2023.

(18)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on February 27, 2023.
(19)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on March 31, 2023.

(20)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on April 5, 2023.

*	Filed herein
**	Furnished herein

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ANTELOPE ENTERPRISE HOLDINGS LIMITED

May 1, 2023	By:	/s/ Weilai (Will) Zhang
	Name:	Weilai (Will) Zhang
	Title:	Chief Executive Officer (Principal Executive Officer) and Chairman

ANTELOPE ENTERPRISE HOLDINGS LIMITED

May 1, 2023	By:	/s/ Hen Man Edmund
	Name:	Hen Man Edmund
	Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature		Title	Date

By:	/s/ Weilai (Will) Zhang	Chief Executive Officer (Principal Executive Officer) and	May 1, 2023
	Weilai (Will) Zhang	Chairman

By:	/s/ Hen Man Edmund	Chief Financial Officer (Principal Financial and Accounting Officer)	May 1, 2023
Hen Man Edmund

By:	/s/ Song Chungen	Director	May 1, 2023
Song Chungen

By:	/s/ Ishak Han	Director	May 1, 2023
Ishak Han

By:	/s/ Dian Zhang	Director	May 1, 2023
Dian Zhang

By:	/s/ Tingting Zhang	Director	May 1, 2023
Tingting Zhang

By:	/s/ Qiguo Wang	Director	May 1, 2023
Qiguo Wang

By:	/s/ Huashu Yuan	Director	May 1, 2023
Huashu Yuan

中正達會計師事務所 Centurion ZD CPA & Co. Certified Public Accountants (Practising)

Unit 1304, 13/F, Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong.

香港 紅磡 德豐街22號 海濱廣場二期 13樓1304室

Tel 電話: (852) 2126 2388 Fax 傳真: (852) 2122 9078

Email 電郵: info@czdcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Antelope Enterprise Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Antelope Enterprises Holdings Limited and subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Inventory write-down in discontinued operations

As described in Note 2.8 of the consolidated financial statements, inventories are stated at the lower of cost and net realizable value, with cost determined on a weighted-average basis. Write-down of potential obsolete or slow moving inventories is recorded based on management’s assumptions about future demands, product trends and market conditions. As described in Note 15 of the consolidated financial statements, the Company recorded a reversal of inventory impairment charges on inventories held by discontinued operations of RMB 4.0 million for the year ended December 31, 2022. Inventories include items that have been written down to the Company’s best estimate of their realizable value, which includes consideration of various factors. The net inventories amounting to RMB 28.7 million were held by Jinjiang Hengda Ceramics Co., Limited, a subsidiary of a disposal group whose assets were classified as held for sale as of December 31, 2022, as described in Note 29.

We identified the inventory write-down in discontinued operations as a critical audit matter. The Company’s determination of future markdowns is subjective. Specifically, there was a high degree of subjective auditor judgment in evaluating how the Company’s merchandising strategy considerations and related inventory markdown assumptions affected the realizable value of inventory.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included the following, among others: (i) observing the physical condition of inventories during inventory counts; (ii) evaluating the appropriateness of management’s process for developing the estimates of net realizable value; (iii) testing the reliability of reports used by management by agreeing to underlying records; (iv) testing the reasonableness of the assumptions about quality, damages, future demand, selling prices and market conditions by considering with historical trends and consistency with evidence obtained in other areas of the audit; and corroborating the assumptions with individuals within the product team; (v) assessing the Company’s adjustments of inventory costs to net realizable value for slow-moving and obsolete inventories by (1) comparing the historical estimate for net realizable value adjustments to actual adjustments of inventory costs, and (2) analyzing sales subsequent to the measurement date.

Measurement of expected credit losses on trade receivables in discontinued operations

As described in Note 16 and 29 to the consolidated financial statements, net trade receivables in discontinued operations of disposal group classified as held for sale amounted to RMB 11.7 million. The valuation of trade receivables requires management judgement due to the credit risks associated with each individual trade receivable account. Management assesses the recoverability of trade receivables by reviewing customers’ aging profile, credit history, collection period and status of subsequent settlement, and determines whether an impairment provision is required.

We identified the expected credit loss (“ECL”) as a critical audit matter. The Company’s determination of future credit loss is subjective. Specifically, there was a high degree of subjective auditor judgment in evaluating how the Company’s credit granting policies and related accounts receivable written down assumptions affected the net accounts receivable balance.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included the following, among others: (i) obtaining an understanding of the Company’s credit control procedures and assessing the design, implementation and operating effectiveness of key internal controls over granting of credit to customers; (ii) evaluating the appropriateness of management’s process for developing the ECL model, related assumptions and considerations; (iii) testing a sample of the data used in the ECL model to the underlying records; (iv) evaluating the ECL model calculations, agreeing the data inputs and checking the mathematical accuracy of the calculations; (v) comparing the Company’s definition of default, as outlined in the accounting policy against the definition that Company uses for credit risk management; (vi) assessing the Company’s adjustments of provision for credit loss to net accounts receivable collection period for slow-collecting and aging outstanding accounts receivable balance by (1) comparing the historical estimate for net provision value adjustments to actual adjustments of accounts receivable balance, (2) analyzing accounts receivable collection and recovery time subsequent to the measurement date; and (3) assessing the disclosures in the consolidated financial statements are appropriate and adequate.

/s/ Centurion ZD CPA & Co.

Centurion ZD CPA & Co.
We have served as the Company’s auditor since 2016. Hong Kong, China
May 1, 2023

PCAOB ID: 2769

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Years ended December 31,
		2022	2021	2020
	Notes	RMB’000	RMB’000	RMB’000

Net sales	5	286,347	71,527	-
				-
Cost of goods sold		258,431	65,493	-

Gross profit (loss)		27,916	6,034	-

Other income	5	2,966	32	7,400
Fair value unrealized gain of unlisted financial assets	14	130	-	-
Selling and distribution expenses		(16,380)	(24)	-
Administrative expenses		(22,757)	(15,975)	(7,551)
Bad debt Reversal (expense)		2,751	(10,148)	-
Finance costs	6	(25)	(51)	(75)
Other expenses		(42)	(34)	-

Loss before taxation	7	(5,441)	(20,166)	(226)

Income tax expense	8	(209)	(217)	(33)

Net loss for the year from continuing operations		(5,650)	(20,383)	(259)

Discontinued operations
Loss for the year from discontinued operations	29	(47,994)	(69,675)	(192,836)

Net loss for the year		(53,644)	(90,058)	(193,095)

Net loss attributable to :
Equity holders of the Company		(57,918)	(88,752)	(193,095)
Non-controlling interest		4,274	(1,306)	-
Net loss for the year		(53,644)	(90,058)	(193,095)

Net loss attributable to the equity holders of the Company arise from:
Continuing operations		(9,924)	(19,077)	(259)
Discontinued operations	29	(47,994)	(69,675)	(192,836)

Other comprehensive loss
Exchange differences on translation of financial statements of foreign operations		198	585	371

Total comprehensive loss for the year		(53,446)	(89,473)	(192,724)

Total comprehensive loss attributable to:
Equity holders of the Company		(57,720)	(88,167)	(192,724)
Non-controlling interest		4,274	(1,306)	-
Total comprehensive loss for the year		(53,446)	(89,473)	(192,724)

Total comprehensive loss attributable to the equity holders of the Company arise from:
Continuing operations		(5,452)	(19,798)	112
Discontinued operations	29	(47,994)	(69,675)	(192,836)

Loss per share attributable to the equity holders of the Company
Basic (RMB)	9
— from continuing operations		(1.19)	(3.71)	(0.09)
— from discontinued operations		(5.73)	(13.54)	(65.58)
Diluted (RMB)	9
— from continuing operations		(1.19)	(3.71)	(0.09)
— from discontinued operations		(5.73)	(13.54)	(65.58)

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31, 2022	As of December 31, 2021
	Notes	RMB’000	RMB’000

ASSETS AND LIABILITIES
NONCURRENT ASSETS
Property and equipment, net	11	1,006	1,250
Intangible assets, net	13	6	-
Right-of-use assets, net	22	469	44,288
Total noncurrent assets		1,481	45,538

CURRENT ASSETS
Inventories, net	15	-	31,589
Trade receivables, net	16	-	51,416
VAT receivables		142	663
Other receivables and prepayments	17	19,180	20,781
Financial assets	14	8,523	-
Restricted cash	18	2,069	-
Cash and bank balances	18	3,936	27,880
Total current assets		33,850	132,329

Assets classified as held for sale	29	74,675	-

Total assets		110,006	177,867

CURRENT LIABILITIES
Trade payables	19	3,079	6,290
Accrued liabilities and other payables	20	799	22,381
Unearned revenue		-	15,545
Amounts owed to related parties	27	1,291	36,348
Lease liabilities	22	328	13,404
Taxes payable	21	582	1,018
Total current liabilities		6,079	94,986

NET CURRENT ASSETS		27,771	37,343

NONCURRENT LIABILITIES
Lease liabilities	22	157	33,325
Note payable	23	8,775	-
Total noncurrent liabilities		8,932	33,325

Liabilities directly associated with assets classified as held for sale	29	88,530	-

Total liabilities		103,541	128,311

NET ASSETS		6,465	49,556

EQUITY
Share capital	24	1,288	943
Reserves	25	(241)	49,919
Non-controlling interest		5,418	(1,306)

Total equity		6,465	49,556

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Reverse recapitalization reserve	Merger reserve	Share-based payment reserves	Statutory reserve	Capital reserve	Retained earnings	Currency translation reserve	Total	Non-controlling Interest	Total Equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Notes	Note 24

Balance at January 1, 2020	397	701,944	(507,235)	58,989	125,042	135,343	61,266	(300,973)	(1,880)	272,893	-	272,893

Net loss for the year	-	-	-	-	-	-	-	(193,095)	-	(193,095)	-	(193,095)
Exchange difference on transaction of financial statements of foreign operations	-	-	-	-	-	-	-	-	371	371	-	371
Total comprehensive loss for the year	-	-	-	-	-	-	-	(193,095)	371	(192,724)	-	(192,724)
Issuance of new shares for equity financing	181	15,864	-	-	-	-	-	-	-	16,045	-	16,045
Equity compensation - employee share-based compensation	13	-	-	-	1,122	-	-	-	-	1,135	-	1,135
Transfer to statutory reserves	-	-	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2020	591	717,808	(507,235)	58,989	126,164	135,343	61,266	(494,068)	(1,509)	97,349	-	97,349

Net loss for the year	-	-	-	-	-	-	-	(88,752)	-	(88,752)	(1,306)	(90,058)
Exchange difference on transaction of financial statements of foreign operations	-	-	-	-	-	-	-	-	585	585	-	585
Total comprehensive loss for the year	-	-	-	-	-	-	-	(88,752)	585	(88,167)	(1,306)	(89,473)
Issuance of new shares for equity financing	230	29,357	-	-	-	-	-	-	-	29,587	-	29,587
Warrants exercised	105	10,153	-	-	-	-	-	-	-	10,258	-	10,258
Equity compensation - employee share-based compensation	17	-	-	-	1,818	-	-	-	-	1,835	-	1,835
Transfer to statutory reserves		-	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2021	943	757,318	(507,235)	58,989	127,982	135,343	61,266	(582,820)	(924)	50,862	(1,306)	49,556

Net income (loss) for the year	-	-	-	-	-	-	-	(57,918)	-	(57,918)	4,274	(53,644)
Exchange difference on transaction of financial statements of foreign operations	-	-	-	-	-	-	-	-	198	198	-	198
Total comprehensive loss for the year	-	-	-	-	-	-	-	(57,918)	198	(57,720)	4,274	(53,446)
Issuance of new shares for equity financing	276	5,449	-	-	-	-	-	-	-	5,725	-	5,725
Capital contribution	-	-	-	-	-	-	-	-	-	-	2,450	2,450
Equity compensation - employee share-based compensation	69	-	-	-	2,111	-	-	-	-	2,180	-	2,180
Transfer to statutory reserves	-	-	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2022	1,288	762,767	(507,235)	58,989	130,093	135,343	61,266	(640,738)	(726)	1,047	5,418	6,465

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
		2022	2021	2020
	Notes	RMB’000	RMB’000	RMB’000

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxation		(5,441)	(20,166)	(226)
Adjustments for
Operating lease charge	22	484	1,266	536
Depreciation of property, plant and equipment	11	255	84	-
Fair value gain on unlisted financial assets	14	(130)	-	-
Write down of inventories ( reversal of inventory provision)	15	-	-	-
Bad debt provision of trade receivables (reversal of bad debt )		(2,751)	10,148	-
Share based compensation	26	2,180	1,835	1,135
Interest expense on lease liability	6	25	51	73
Amortization of OID of convertible note		15	-	-
Operating cash flows before working capital changes		(5,363)	(6,782)	1,518
(Decrease)/Increase in trade receivables		4,292	(5,374)	(4,855)
Decrease (Increase) in other receivables and prepayments		(898)	(19,936)	(812)
Decrease (Increase) in trade payables		464	2,602	14
Decrease(Increase) in unearned revenue		(15,545)	15,545	(619)
Decrease (Increase) in taxes payable		(958)	(163)	-
Decrease (Increase) in accrued liabilities and other payables		(2,100)	2,712	86
Cash generated from (used in) operations		(20,108)	(11,396)	(4,668)
Interest paid		-	-	-
Income tax paid		(326)	(41)	(45)
Net cash generated from operating activities from discontinued operations	29	4,982	3,314	4,400

Net cash used in operating activities		(15,452)	(8,123)	(313)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of fixed assets		(22)	(1,279)	(46)
Acquisition of intangible assets		(6)	-	-
Increase in unlisted financial assets	14	(8,393)	-	-
Increase in restricted cash	18	(2,069)	-	2,785
Net cash used in investing activities from discontinued operations	29	-	-	-

Net cash generated from (used in) investing activities		(10,490)	(1,279)	2,739

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment for lease liabilities	22	(358)	(1,144)	(705)
Insurance of share capital for equity financing	24	5,724	29,586	16,045
Warrants exercised	24	-	10,258	-
Capital contribution from noncontrolling interest		2,450	-	-
Proceeds from promissory note	23	8,759	-	-
Advance from related parties	27	-	-	131
Net cash used in financing activities from discontinued operations	29	(14,303)	(14,303)	(14,136)

Net cash generated from financing activities		2,272	24,397	1,335

NET (DECREASE) INCREASE IN CASH & EQUIVALENTS		(23,670)	14,995	3,761
CASH & EQUIVALENTS, BEGINNING OF YEAR		27,880	12,344	8,212
EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		32	541	371

CASH & EQUIVALENTS, END OF YEAR		4,242	27,880	12,344

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS:
Cash and cash equivalents		3,936	27,880	12,344
Cash and cash equivalents included in assets classified as held for sale		306	-	-
		4,242	27,880	12,344

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Years Ended December 31, 2020, 2021 and 2022

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

On December 3, 2019, Success Winner incorporated a 100% owned subsidiary Antelope Enterprise (HK) Holdings Limited (“Antelope HK”) in Hong Kong. Antelope HK only serves the purpose of a holding company.

On May 5, 2020, Antelope HK incorporated a 100% owned subsidiary Antelope Holdings (Chengdu) Co., Ltd (“Antelope Chengdu”) in China. Antelope Chengdu is engaged in business management and consulting services.

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

On September 18, 2021, Antelope Ruicheng incorporated a 51% owned subsidiary Hainan Kylin Cloud Services Technology Co., Ltd ((“Hainan Kylin”) in China. Hainan Kylin is engaged in the business management and consulting services for livestreaming ecommerce industry.

On October 28, 2022, Hainan Kylin incorporated a 100% owned subsidiary Hangzhou Kylin Cloud Services Technology Co., Ltd (“Hangzhou Kylin”) in China. Hangzhou Kylin is engaged in business management and consulting services for the livestreaming ecommerce industry.

On November 2, 2022, Hainan Kylin incorporated a 100% owned subsidiary Anhui Kylin Cloud Services Technology Co., Ltd (“Anhui Kylin”) in China. Anhui Kylin is engaged in business management and consulting services for the livestreaming ecommerce industry.

Since the ceramic tiles manufacturing business of the Company has experienced significant hurdles due to the significant slowdown of the real estate sector and the impacts of COVID-19 in China, the Company plans to divest its ceramic tiles manufacturing business, which is conducted through the Company’s subsidiaries, Stand Best, Hengda and Hengdali (the “Target”).

On December 30, 2022, Stand Best and an unaffiliated entity, New Stonehenge Limited, entered into a purchase agreement, pursuant to which, Stand Best agreed to sell 100% equity interests in Hengda to New Stonehenge Limited, in exchange for a 5% unsecured promissory note with a principal amount of US$8.5 million. The promissory note will mature in four years and the 5% interest and principal amount on the note is to be paid in four annual installments. On February 21, 2023, the Company’s shareholders approved this transaction. On April 28, 2023, this transaction was closed. The has transferred its ownership of the ceramic tile manufacturing business to the New Stonehenge Limited, and New Stonehenge Limited has become the 100% owner of Hengda, which is the 100% owner of Hengdali.

On February 21, 2023, the shareholders of the Company approved and adopted an amended and restated memorandum and articles of association (the “Amended M&A”), which changed the authorized issued share capital of the Company from US$4,800,000 divided into 200,000,000 ordinary shares with a par value of US$0.024 each, to (i) 250,000,000 ordinary shares re-designated as (a) 200,000,000 Class A ordinary shares with no par value each, and (b) 50,000,000 Class B ordinary shares with no par value each, and (ii) 50,000,000 preferred shares with no par value each, (the “Re-Designation of the Authorized Capital”). Each Class A ordinary share is entitled to one (1) vote and each Class B ordinary share is entitled to twenty (20) votes. In connection with the Re-Designation of the Authorized Capital, 977,755 ordinary shares owned by Mr. Weilai (Will) Zhang then were converted into 977,755 Class B ordinary shares, and the rest of the then outstanding and issued outstanding ordinary shares were converted into Class A ordinary shares on an one-for-one basis.

Antelope Enterprise Holdings Limited and its subsidiaries’ (the “Company”) corporate structure as of December 31, 2022 is as follows:

Name	Place and date of incorporation or establishment/ operations	Nominal value of issued ordinary share /registered capital		Percentage of equity attributable to the Company		Principal activities
				Direct	Indirect

Success Winner Limited	British Virgin Islands, May 29, 2009	US$	1	100	—	Investment holding

Stand Best Creation Limited	Hong Kong, January 17, 2008	HKD	10,000	—	100	Investment holding

Jinjiang Hengda Ceramics Co., Ltd.	PRC, September 30, 1993	RMB	288,880,000	—	100	Manufacture and sale of ceramic tiles

Jiangxi Hengdali Ceramic Materials Co., Ltd.	PRC, May 4, 2008	RMB	55,880,000	—	100	Manufacture and sale of ceramic tiles

Vast Elite Limited	Hong Kong, September 22, 2017	HKD	1	—	100	Trading of building material

Chengdu Future Talented Management and Consulting Co, Ltd (note 2)	PRC, November 20, 2019	RMB	30,000,000	—	100	Business management and consulting services

Antelope Enterprise (HK) Holdings Limited	Hong Kong, December 3, 2019	HKD	10,000	—	100	Investment holding

Antelope Holdings (Chengdu) Co., Ltd (note 3)	PRC, May 9, 2020	USD	10,000,000	—	100	Business management and consulting services

Hainan Antelope Holdings Co., Ltd (note 4)	PRC, August 10, 2021	USD	10,000,000	—	100	Business management and consulting services

Antelope Future (Yangpu) Investment Co., Ltd (note 5)	PRC, August 11, 2021	USD	10,000,000	—	100	Business management and consulting services

Antelope Investment (Hainan) Co., Ltd (note 6)	PRC, August 23, 2021	RMB	50,000,000	—	100	Business management and consulting services

Antelope Ruicheng Investment (Hainan) Co., Ltd (note 7)	PRC, September 9, 2021	RMB	50,000,000	—	100	Business management and consulting services

Hainan Kylin Cloud Services Technology Co., Ltd (note 8)	PRC, September 18, 2021	RMB	5,000,000	—	51	Business management and consulting services
Hangzhou Kylin Cloud Services Technology Co., Ltd (note 9)	PRC, October 28, 2022	RMB	5,000,000	—	51	Business management and consulting services
Anhui Kylin Cloud Services Technology Co., Ltd (note 10)	PRC, November 2, 2022	RMB	5,000,000	—	51	Business management and consulting services

Note:

1.	The registered capital of Hengda, Hengdali, Vast Elite and Antelope HK had been fully paid up.
2.	Chengdu Future is allowed to pay the registered capital in full before November 12, 2049.
3.	Antelope Chengdu is allowed to pay the registered capital in full before April 13, 2060.
4.	Hainan Antelope is allowed to pay the registered capital in full before December 31, 2041.
5.	Antelope Future is allowed to pay the registered capital in full before December 31, 2051.
6.	Antelope Investment is allowed to pay the registered capital in full before December 31, 2041.
7.	Antelope Ruicheng is allowed to pay the registered capital in full before December 31, 2051.
8.	Hainan Kylin is allowed to pay the registered capital in full before September 16, 2050.
9.	Hangzhou Kylin is allowed to pay the registered capital in full before October 21, 2042.
10.	Anhui Kylin is allowed to pay the registered capital in full before October 31, 2042.

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

The COVID-19 pandemic has created and may continue to create significant uncertainty in macroeconomic conditions, which may cause further business slowdowns or shutdowns, depress demand for the Company’s business, and adversely impact its results of operations. During the years ended December 31, 2022 and 2021, the Company faced increasing uncertainties around its estimates of revenue collectability, accounts receivable credit losses, impairment of inventory and long-lived assets. The Company expects uncertainties around its key accounting estimates to continue to evolve depending on the duration and degree of impact associated with the COVID-19 pandemic. Its estimates may change as new events occur and additional information emerges, and such changes are recognized or disclosed in its consolidated financial statements. Judgments made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 4. However, Since January 2023, China has dropped all COVID restrictions.

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

The consolidated financial statements were approved and authorized for issue by the Board of Directors on April 28, 2023.

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

The Company’s financial statements consolidate those of the Company and all of its subsidiaries as of December 31, 2022. Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Company has power, only substantive rights (held by the Company and other parties) are considered. All subsidiaries have a reporting date of December 31.

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

(ii) Non-controlling interests

Antelope Ruicheng owns 51% of Hainan Kylin, while non-controlling interest owns 49% of Hainan Kylin. Hainan Kylin 100% owns Hangzhou Kylin and Anhui Kylin. Non-controlling interests in the financial results and equity of subsidiaries are shown separately in the Consolidated Statements of Comprehensive Income (Loss), Consolidated Statements of Financial Position and Consolidated Statements of Changes in Equity respectively.

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

The translation of certain RMB amounts as of and for the year ended December 31, 2022 into US$ is included in these financial statements solely for the convenience of readers and was made at the rate of RMB 6.90 to US$1.00, which was based on the noon buying rate on December 31, 2022 in the City of New York cable transfers of RMB as certified for customers purposes by the Federal Reserve Bank of New York. Such translation should be construed as representation that RMB amounts could be converted, realized or settled into US$ at the rate stated above or at any other rate.

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

All the leases of the Company are operating leases for the years ended December 31, 2022, 2021 and 2020.

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

Consulting service and livestreaming ecommerce service are recognized upon service is provided to customers.

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

Business segment

The Company operates principally in the 1) manufacturing and sale of medium to high-end ceramic tiles and 2) providing business management consulting, information system technology consulting services including the sales of software use rights for digital data deposit platforms and asset management systems, and online social media platform development and consulting. The Chief Executive Officer and executive directors regularly review the Company’s business as two business segments.

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

2.21 Non-current assets (or disposal groups) held for sale and discontinued operations

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights under insurance contracts, which are specifically exempt from this requirement.

An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the consolidated statement of financial position. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the consolidated statement of financial position.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the consolidated statement of comprehensive income.

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

3.2 Accounting standards issued but not yet effective

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2022 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group:

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

Impairment loss recognized in respect of property, plant and equipment

As of December 31, 2022, the net carrying amount of property, plant and equipment was approximately RMB 1,006,000 (2021: RMB 1,250,000). No impairment loss was recognized against the original carrying amount of property, plant and equipment for the years ended December 31, 2022, 2021 and 2020. Determining whether property, plant and equipment are impaired requires an estimation of the recoverable amount of the property, plant and equipment. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of investment property

As of December 31, 2022, the net carrying amount of investment property was nil (2021: nil). No impairment loss was recognized against the original carrying amount of investment property for the years ended December 31, 2022, 2021 and 2020, respectively. Determining whether investment property are impaired requires an estimation of the recoverable amount of the investment property. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of land use rights

As of December 31, 2022, the net carrying amount of land use rights was nil (2021: nil). No impairment loss was recognized against the original carrying amount of land use rights for the years ended December 31, 2022, 2021 and 2020. The carrying amounts of land used rights were reclassified to right-of-use assets to conform to IFRS 16 during the year ended December 31, 2022. Determining whether land use rights are impaired requires an estimation of the recoverable amount of the land use rights. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Company to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. No impairment was made on goodwill for the years ended December 31, 2022, 2021 and 2020.

Income tax

The Company has exposure to income taxes in the PRC. Significant judgment is required in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The carrying amounts of the Company’s income tax payable as of December 31, 2022 and 2021 were RMB 93,000 and 209,000, respectively.

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

The Company recognized provision for bad debt (reversal) expense of RMB (2,751,000) and RMB 10,148,000 from continuing operations during the years ended December 31, 2022 and 2021, respectively. The Company recognized provision for bad debt expense of RMB 33,365,000 and RMB 115,406,000 million from discontinued operation during the years ended December 31, 2022 and 2021, respectively. The net carrying amounts of the Company’s trade receivables as of December 31, 2022 and 2021 were RMB nil and RMB 51,416,000, respectively.

Net realizable value of inventories

Net realizable value of inventories is the management’s estimation of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of a similar nature. It could change significantly as a result of various market factors. The net carrying amounts of the Company’s inventories as of December 31, 2022 and 2021 were RMB 0 and RMB 31,589,000, respectively.

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

5. REVENUE AND OTHER INCOME

Revenue comprises the fair value of the consideration received or receivable for the sale of goods. An analysis of the Company’s revenue and other income is as follows:

	For the years ended December 31,
	2022	2021	2020
	RMB’000	RMB’000	RMB’000
Revenue
Continuing operations
Business management and consulting	12,662	13,026	—
Livestreaming ecommerce	273,685	58,501	—

Discontinued operations
Sale of goods (Note 29)	37,696	144,743	182,989

Total revenue	324,043	216,270	182,989

Other income
Continuing operations
Interest income	10	10	23
Foreign exchange gain	73	—	—
Consulting income	—	—	7,249
Other income	2,883	22	128

Discontinued operations
Other income (Note 29)	14,244	9,388	14,531
Total other income	17,210	9,420	21,931

b) Segment reporting

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

The following table shows the Company’s operations by business segment for the years ended December 31, 2022, 2021 and 2020.

	For the year Ended December 31,
	2022	2021	2020
	RMB’000	RMB’000	RMB’000
Revenues
Discontinued operations
Sales of tile products	37,696	144,743	182,989
Continuing operations
Consulting income / software	12,662	13,026	-
Livestreaming ecommerce	273,685	58,501	-
Total revenues	324,043	216,270	182,989

Cost of revenues
Discontinued operations
Sales of tile products	41,245	83,436	208,991
Continuing operations
Consulting income / software	12,819	10,002	-
Livestreaming ecommerce	245,612	55,491	-
Total cost of revenues	299,676	148,929	208,991

Operating costs and expenses
Discontinued operations
Sales of tile products	25,324	20,292	38,723
Continuing operations
Consulting income / software	4,613	9,760	-
Livestreaming ecommerce	25,167	195	-
Other	9,380	10,677	-
Total operating costs and expenses	64,484	40,924	38,723

Bad debt expense (reversal)
Discontinued operations
Sales of tile products	33,365	115,407	150,268
Continuing operations
Consulting income / software	1,000	4,854	-
Livestreaming ecommerce	(3,751)	5,293	-

Total bad debt expense (reversal)	(30,614)	125,554	150,268

Other expense
Discontinued operations
Sales of tile products	-	90	-
Continuing operations
Consulting income / software	36	34	-
Livestreaming ecommerce	6	-	-

Total other expense	42	124	-

Other income
Discontinued operations
Sales of tile products	14,244	9,389	14,682
Continuing operations
Consulting income / software	115	29	7,249
Livestreaming ecommerce	2,148	-	-
Other	703	2	-
Total other income	17,210	9,420	21,931

Loss from operations
Discontinued operations
Sales of tile products	(47,994)	(65,093)	(193,062)
Continuing operations
Consulting income / software	(5,691)	(11,595)	-
Livestreaming ecommerce	8,929	(2,478)	-
Other	(8,677)	(10,675)	-
Loss from operations	(53,433)	(89,841)	(193,062)

	As of	As of
	December 31,	December 31,
	2022	2021
Segment assets
Discontinued operations
Sale of tile products	74,675	147,890
Continuing operations
Business management and consulting	15,924	21,255
Livestreaming ecommerce	15,004	5,967
Others	4,403	2,755
Total assets	110,006	177,867

6. FINANCE COSTS

Finance costs comprise interest expense recognized from lease liabilities upon application of IFRS 16:

	For the years ended December 31,
	2022	2021	2020
	RMB’000	RMB’000	RMB’000
Interest on lease liability– continuing operations	25	51	75
Interest on lease liability - discontinued operations (Note 29)	1,479	2,115	2,673

7. LOSS BEFORE TAXATION

The Company’s loss before taxation is arrived at after charging:

	For the years ended December 31,
	2022	2021	2020
	RMB’000	RMB’000	RMB’000
Cost of inventories recognized as expense(1)	41,245	148,929	208,991
Depreciation expenses	266	96	12
Amortization of land use rights	—	—	—
Right-of-use asset amortization charge	13,285	14,067	13,082
Auditors’ remuneration
– Audit fees	2,003	1,898	1,951
– Audit-related fees	—	—	—
	2,003	1,898	1,951
Directors’ remuneration
– salaries and related cost	1,619	1,656	1,457
– retirement scheme contribution	13	16	16
– share-based payments	—	—	—
Key management personnel (other than directors)
– salaries and related cost	712	639	693
– retirement scheme contribution	16	23	25
– share-based payments	2,050	1,835	1,135
Research and development personnel
– salaries and related cost	439	644	240
– retirement scheme contribution	81	111	44
Other personnel
– salaries and related cost	6,093	7,493	13,351
– retirement scheme contribution	1,262	1,318	2,466
Total employee benefit expenses	12,285	13,735	19,427

(1)	Cost of inventories recognized as expense included staff costs of RMB 2,539,000, RMB 4,065,000 and RMB 7,554,000, retirement scheme contributions of RMB 556,108, RMB 756,704 and RMB 1,590,660, depreciation and amortization expense of RMB nil, RMB nil and RMB nil, right-of-use asset depreciation/operating lease charges of RMB 12,801,485, RMB 12,801,485 and RMB 13,082,071, and (reversal of ) / write-down of inventories of RMB (4,045,000), RMB (99,237,173) and RMB (2,301,000) for the years ended December 31, 2022, 2021, and 2020, which amounts are also included in the respective total amounts disclosed separately for each of these types of expenses.

8. INCOME TAX EXPENSE / (CREDIT)

	For the years ended December 31,
	2022	2021	2020
	RMB’000	RMB’000	RMB’000
Continuing operations
Current Tax:
PRC Income Tax	209	217	33
Reversal of income tax refundable	—	—	-

Deferred tax expense	—	—	—
	209	217	33

Discontinued operations did not incur any income tax expense for the years ended December 31, 2022, 2021 and 2020.

Reconciliation between income tax expense (credit) and (loss) profit before taxation at applicable tax rates is as follows:

	For the years ended December 31,
	2022	2021	2020
	RMB’000	RMB’000	RMB’000
Loss before taxation	(53,435)	(89,841)	(193,062)
Tax calculated at a tax rate of 25%	(13,359)	(22,460)	(48,266)
Tax effect on non-deductible expenses	—	—	—
Tax effect on different tax rates of group entities operating in other jurisdictions	4,705	5,163	1,607
Inventory provision (reversal) that are not tax deductible (taxable)	(1,011)	(24,809)	(575)
Bad debts expense (reversal) that are not tax deductible	(19,613)	30,417	37,567
Depreciation and amortization adjustments that are not tax deductible	(7,584)	(11,337)	(14,757)
Other	—	—	-
Lease charge under IFRS 16	(42)	(193)	282
Net operating losses not recognized to deferred tax assets	37,113	23,436	24,175
Tax per financial statements	209	217	33

British Virgin Islands Profits Tax

The Company has not been subject to any taxation in this jurisdiction for the years ended December 31, 2022, 2021 and 2020.

Hong Kong Profits Tax

The subsidiary in Hong Kong is subject to tax charged on Hong Kong sourced income with a statutory tax rate of 8.25% for the years ended December 31, 2022, 2021 and 2020. No Hong Kong profits tax has been provided as the Company has no assessable profit arising in Hong Kong for the years ended December 31, 2022, 2021 and 2020.

PRC Income Tax

The subsidiaries in the PRC are subject to the enterprise income tax in accordance with “PRC Enterprise Income Tax Law” (“EIT Law”), and the applicable income tax rate for the years ended December 31, 2022, 2021 and 2020 is 25%.

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

The Company did not recognize any deferred tax (assets)/liabilities in the consolidated statements of financial position as of December 31, 2022, 2021 and 2020.

The Company’s PRC subsidiaries, have cumulative undistributed earnings of RMB 75,114,000, RMB 88,164,000 and RMB 174,072,000, as of December 31, 2022, 2021 and 2020, which are included in consolidated retained earnings. No provision has been made for deferred taxes related to future repatriation of the remaining earnings, as the Company controls the dividend policy of these PRC subsidiaries and it has been determined that it is probable that these profits will not be distributed in the foreseeable future. If the Company were to distribute these cumulated earnings in the foreseeable future, the deferred tax liabilities of RMB 3,266,000, RMB 4,408,000 and RMB 8,704,000 would be recognized as of December 31, 2022, 2021 and 2020.

9. LOSS PER SHARE

	For the years ended December 31,
	2022	2021	2020
Loss attributable to holders of ordinary shares (RMB’000):
Net loss from continuing operations	(9,924)	(19,077)	(259)
Net loss from discontinued operations	(47,994)	(69,675)	(192,836)
Weighted average number of ordinary shares outstanding used in computing basic (loss)/earnings per share	8,368,803	5,147,737	2,940,265
Weighted average number of ordinary shares outstanding used in computing basic and diluted (loss)/earnings per share	8,368,803	5,147,737	2,940,265
Loss per share - basic (RMB)
- From continuing operations	(1.19)	(3.71)	(0.09)
- From discontinued operations	(5.73)	(13.54)	(65.58)
Loss per share - diluted (RMB)
- From continuing operations	(1.19)	(3.71)	(0.09)
- From discontinued operations	(5.73)	(13.54)	(65.58)

Warrants to purchase common stock are not included in the diluted loss per share calculations when their effect is antidilutive. For the year ended December 31, 2022, about 3,701,748 of potential shares of common stock related to outstanding warrants and stock options were excluded from the calculation of diluted net loss per share as such shares are antidilutive when there is a loss. There were 1,868,414 and 968,894 post-reverse split outstanding warrants and stock options were excluded from the calculation of diluted net loss per share as such shares are antidilutive for the years ended December 31, 2021 and 2020, respectively.

10. GOODWILL

	As of December 31,
	2022	2021
	RMB’000	RMB’000
Discontinued operations
Carrying amount	3,735	3,735
Accumulated impairment losses	(3,735)	(3,735)
	—	—

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

11. PROPERTY, PLANT AND EQUIPMENT

		Plant and	Motor	Office
	Buildings	machinery	vehicles	equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2021	349,630	746,042	4,225	1,932	1,101,829
Additions	—	—	1,144	133	1,277
Transferred to investment property	(331,359)	—	—	—	(331,359)
At December 31,2021	18,271	746,042	5,369	2,065	771,747
Additions	—	—	—	22	22
Transferred to assets classified as held for sale	(18,271)	(746,042)	(4,225)	(1,886)	(770,424)
Disposals	—	—	—	—	—
At December 31, 2022	—	—	1,144	201	1,345

Accumulated depreciation
At January 1, 2021	49,297	349,382	3,748	1,559	403,986
Depreciation charge	—	—	54	42	96
Transferred to investment property	(47,452)	—	—	—	(47,452)
At December 31, 2021	1,845	349,382	3,802	1,601	356,630
Depreciation charge	—	—	217	49	266
Transferred to assets classified as held for sale	(1,845)	(349,382)	(3,748)	(1,582)	(356,557)
At December 31, 2022	—	—	271	68	339

Impairment
At January1, 2021	300,333	396,660	477	304	697,774
Transferred to investment property	(283,907)	—	—	—	(283,907)
At December 31, 2021	16,426	396,660	477	304	413,867
Impairment losses recognized in profit or loss	—	—	—	—	—
Transferred to assets classified as held for sale	(16,426)	(396,660)	(477)	(304)	(413,867)
At December 31, 2022	—	—	—	—	—

Carrying amount
At December 31, 2021	—	—	1,090	160	1,250
At December 31, 2022	—	—	873	133	1,006

All property, plant and equipment held by the Company are located in the PRC. The Company’s buildings are situated on land under medium-term land use rights and were reclassified as assets held for sale as of December 31, 2022.

For the buildings owned collectively by the Company and other three unrelated companies, the cost of buildings are stated according to the amounts paid by the Company for its part of buildings, which represent the Company’s interests in the buildings. Buildings are depreciated over their expected useful lives of 40 years. These buildings’ cost was RMB 2,913,000, and accumulated depreciation of RMB 1,226,000 and RMB 1,226,000 as of December 31, 2022 and 2021, respectively, and an impairment allocation of RMB 1,687,000 and RMB 1,687,000 as of December 31, 2022 and 2021, respectively. No property, plant and equipment was pledged to secure the Company interest-bearing bank borrowings at December 31, 2022 and 2021. As of December 31, 2022, all buildings were reclassified as assets held for sale.

During the year ended December 31, 2021, Hengdali subleased all its land and buildings. The cost, accumulated depreciation and impairment of land and buildings were reclassified to investment property, which in turn was reclassified to assets held for sale as of December 31, 2022. The net effect on the consolidated balance sheet was nil.

Loss (gain) on disposal of property, plant and equipment in fiscal years 2022, 2021 and 2020 was nil.

12. INVESTMENT PROPERTY

	2022	2021
	RMB’000	RMB’000
Cost
As of beginning of the year	401,231	37,253
Transferred from property, plant and equipment	—	331,359
Transferred from right-of-use assets	—	32,619
Transferred to assets classified as held for sale	(401,231)
As of end of the year	—	401,231

Accumulated depreciation
As of beginning of the year	(53,987)	(1,886)
Depreciation for the year	—	—
Transferred from property, plant and equipment	—	(47,452)
Transferred from right-of-use assets	—	(4,649)
Transferred to assets classified as held for sale	53,987
As of end of the year	—	(53,987)

Impairment for the year
As of beginning of the year	(347,244)	(35,367)
Transferred from property, plant and equipment	—	(283,907)
Transferred from right-of-use assets	—	(27,970)
Transferred to assets classified as held for sale	347,244
As of end of the year	—	(347,244)

Carrying amount
At December 31, 2022 and 2021	—	—

The Company’s investment property was reclassified as an asset held for sale as of December 31, 2022 and thus has no fair value. The fair value of this investment property, which is the estimation of the depreciated replacement cost, as of December 31, 2021 was RMB 269,900,000.

However, due to the absence of the real estate ownership certificate, the Company assessed the recoverable amount of investment property, and determined that carrying amount was nil at December 31, 2022 and 2021.

During the year ended December 31, 2021, Hengdali subleased all its land and buildings. The cost, accumulated depreciation and impairment of land and buildings were reclassified to investment property. The net effect on the consolidated balance sheet was nil.

13. INTANGIBLE ASSETS

	As of December 31,
	2022	2021
	RMB’000	RMB’000
Cost
As of beginning of the year	—	—
Addition	7	—
As of end of the year	7	—

Accumulated amortization
As of beginning of the year	—	—
Amortization for the year	(1)	—
As of end of the year	(1)	—

Carrying amount
At December 31, 2022 and 2021	6	—

Intangible assets consisted of a purchased software license as of December 31, 2022. The Company had no intangible assets as of December 31, 2021. The amortization expense for the years ended December 31, 2022 and 2021 were RMB 1,000 and RMB nil.

14. FINANCIAL ASSETS

The following is an analysis of financial assets:

	As of December 31,
	2022	2021
	RMB’000	RMB’000
Unlisted financial assets	8,523	—

As of December 31, 2022, the fair value of unlisted securities in three accounts owned by the Company held in Ping An Bank Co., Limited (“Ping An Bank”) amounted to RMB 8,523,000 is determined based on the valuation determined by Ping An Bank using inputs that are not observable in active market.

During the year ended December 31, 2022, fair value unrealized gain of unlisted financial assets was RMB 130,000.

15. INVENTORIES

	As of December 31,
	2022	2021
	RMB’000	RMB’000
Raw materials	—	4,659
Work in progress	—	244
Finished goods	—	26,686
	—	31,589

As of December 31, 2022, total inventory held by discontinued operations was RMB 28,749,000 (Note 29).

The analysis of the amount of inventories recognized from discontinued operations as an expense and included in profit or loss is as follows:

	For the years ended December 31,
	2022	2021	2020
	RMB’000	RMB’000	RMB’000
Discontinued operations
Carrying amount of inventories sold	45,290	248,166	211,292
Write down (reversal) of inventories (included in cost of sales)	(4,045)	(99,237)	(2,301)
	41,245	148,929	208,991

16. TRADE RECEIVABLES

	As of December 31,
	2022	2021
	RMB’000	RMB’000
Trade receivables	—	822,747
Less: provision for bad debt allowance	—	(771,331)
	—	51,416

As of December 31, 2022, total trade receivables of discontinued operations were RMB 11,683,000 (Note 29).

The Company’s trade receivables are denominated in Renminbi and non-interest bearing. As of December 31, 2022 and 2021, the Company accrued RMB 795,000,000 and RMB 771,331,000, respectively, as a provision for bad debt related to the amount of outstanding trade receivables that did not conform with the Company’s credit policy. As of December 31, 2022, the Company had an increase in bad debts of RMB 33,365,000 in discontinued operations due slower collection of trade receivables.

All of the trade receivables are expected to be recovered within one year. An aging analysis of the Company’s trade receivables, based on the invoice date, is as follows:

	As of December 31,
	2022	2021
	RMB’000	RMB’000
Within 90 days	—	81
Between 3 and 6 months	—	—
More than 6 months	—	51,335
	—	51,416

An aging analysis of trade receivables that were neither past due nor impaired or past due but not impaired, is as follows:

Past due but not impaired
	Neither past due nor	Less than	31 to 120	Over 120
	impaired	30 days	days	days	Sub-total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
December 31, 2021	81	—	—	51,335	—	51,416
December 31, 2022	—	—	—	—	—	—

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

17. OTHER RECEIVABLES AND PREPAYMENTS

	As of December 31,
	2022	2021
	RMB’000	RMB’000
Prepaid expense and prepayments	13,269	20,264
Security deposit	109	105
Other receivable	5,802	412
	19,180	20,781

As of December 31, 2022, total other receivables and prepayments of discontinued operations was RMB 3,000,000 (Note 29).

All of the other receivables and prepayments are expected to be recovered or recognized as expense within one year. The net carrying value of these balances is considered a reasonable approximation of fair value. Prepaid expense mainly consisted of advance payment to the vendors as of December 31, 2022.

18. CASH AND BANK BALANCES

	As of December 31,
	2022	2021
	RMB’000	RMB’000
Cash on hand	—	1,709
Cash at banks	3,936	26,171
Cash and bank balances	3,936	27,880

Cash and bank balances are denominated in the following currencies:

	As of December 31,
	2022	2021
	RMB’000	RMB’000
Renminbi	3,104	4,594
Hong Kong dollars	2	74
US dollars	830	23,212
	3,936	27,880

As of December 31, 2022, total cash and bank balances held by discontinued operations was RMB 306,000 (Note 29).

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

Restricted cash

As of December 31, 2022, the Company had restricted cash of RMB 2,069,000 (2021: nil), of which nil (2021: nil) was used as collateral for the Company’s bank borrowings, and nil was used as collateral for the Company’s financial derivatives (2021: nil). The nature of restricted cash is that of a term deposit maturing on January 15, 2023. They were temporarily not available for general use by the Company as of December 31, 2022.

19. TRADE PAYABLES

	As of December 31,
	2022	2021
	RMB’000	RMB’000
Trade payables	3,079	6,290

Trade payables are denominated in Renminbi, non-interest bearing and generally settled within 120-day terms. All of the trade payables are expected to be settled within one year. The carrying value of trade payables is considered to be a reasonable approximation of fair value. There was no trade payables held by discontinued operations.

20. ACCRUED LIABILITIES AND OTHER PAYABLES

	As of December 31,
	2022	2021
	RMB’000	RMB’000
Deposits received from distributors	—	16,200
Accrued salary	402	514
Accrued rent, electricity and water	—	1,156
Accrued other taxes	—	866
Rental income received in advance	—	-
Others	397	3,645
	799	22,381

Accrued liabilities and other payables are denominated in the following currencies:

	As of December 31,
	2022	2021
	‘000	‘000
In Renminbi	799	22,381
In US dollars	—	—

As of December 31, 2022, total accrued liabilities and other payables of discontinued operations was RMB 19,197,000 (Note 29).

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

The carrying value of accrued liabilities and other payables is considered to be a reasonable approximation of fair value.

21. TAXES PAYABLE

	As of December 31,
	2022	2021
	RMB’000	RMB’000
VAT	436	44
Income tax	93	209
Property tax	—	718
Other	53	47
	582	1,018

As of December 31, 2022, total taxes payable of discontinued operations was RMB 951,000 (Note 29).

22. RIGHT-OF-USE ASSETS AND LEASES LIABILITIES

(a) Amounts recognized in the consolidated statement of financial position

The carrying amounts of right-of-use assets for lease are as below:

Net book amount at January 1, 2021	RMB 58,458,000
Net book amount at December 31, 2021	RMB 44,288,000
Net book amount at January 1, 2022	RMB 44,288,000
Net book amount at December 31, 2022	RMB 469,000

As of December 31, 2022, total net book amount of right-of-use assets of discontinued operations amounts was RMB 30,937,000.

During the year ended December 31, 2022, Hengdali subleased all its land and buildings. The cost, accumulated depreciation and impairment of land and buildings were reclassified to investment property. The net effect on the consolidated balance sheet was nil.

The lease liabilities for continuing operations are as below:

	As of December 31,
	2022	2021
	RMB’000	RMB’000
Lease liabilities - current	328	13,404
Lease liabilities – noncurrent	157	33,325
	485	46,729

As of December 31, 2022, total lease liabilities of discontinued operations was RMB 33,325,000 (Note 29).

Contractual undiscounted cash flows for the leases:

As of December 31, 2022
		Total contractual
		undiscounted
Within one year	One to five years	cash flow
RMB’000	RMB’000	RMB’000
350	145	495

(b) Amounts recognized in the consolidated income statement

The consolidated income statement shows the following amounts from continuing operations relating to leases:

Year ended
December 31, 2022
Amortization charge of right-of-use assets	484
Interest expense	25

Year ended
December 31, 2021
Amortization charge of right-of-use assets	1,266
Interest expense	51

Year ended
December 31, 2020
Amortization charge of right-of-use assets	536
Interest expense	75

The consolidated income statement shows the following amounts from discontinued operations relating to leases:

Year ended
December 31, 2022
Amortization charge of right-of-use assets	12,801
Interest expense	1,479

Year ended
December 31, 2021
Amortization charge of right-of-use assets	12,801
Interest expense	2,115

Year ended
December 31, 2020
Amortization charge of right-of-use assets	12,546
Interest expense	2,673

The total cash outflow in financing activities for leases during the years ended December 31, 2022, 2021 and 2020 was RMB 358,000, RMB 1,144,000 and RMB 706,000, respectively.

The total cash outflow in financing activities from discontinued operations for leases during the years ended December 31, 2022, 2021 and 2020 was RMB 14,303,000, RMB 14,303,000 and RMB 14,136,000, respectively.

23. NOTE PAYABLE

Unsecured Promissory Note in December 2022

On December 12, 2022, the Company entered into a Note Purchase Agreement with an investor, pursuant to which the Company issued to the Purchaser an unsecured Promissory Note of $1,332,500, for $1,250,000 in gross proceeds. The Note included an original issue discount (“OID”) of $62,500 along with $20,000 for investor’s fees, costs and other transaction expenses in connection with the issuance of the note. The OID was recognized as a debt discount is amortized over the life of the note. The Note bears interest at 8% per annum compounding daily, and has a term of 18 months. All outstanding principal and accrued interest on the Note will become due and payable eighteen (18) months after the purchase price of the Note is delivered by Purchaser to the Company (the “Purchase Price Date”). The Company may prepay all or a portion of the Note at any time by paying 120% of the outstanding balance elected for pre-payment. The Investor has the right to redeem the Note at any time six (6) months after the Purchase Price Date (the “Redemption Start Date”), subject to maximum monthly redemption amount of $200,000. The Company should pay the applicable redemption amount in cash to the Investor within three (3) Trading Days following the investor’s delivery of a redemption notice. At the end of each month following the Redemption Start Date, if the Company has not reduced the Outstanding Balance by at least $200,000, then by the fifth (5th) day of the following month, the Company must pay in cash to the Investor the difference between $200,000 and the amount actually redeemed in such month or the Outstanding Balance will automatically increase by one percent (1%) as of such fifth (5th) day. Under the Note Purchase Agreement, while the Note is outstanding, the Company agreed to keep adequate public information available and maintain its Nasdaq listing. Upon the occurrence of a Trigger Event (as defined in the Note), the Investor shall have the right to increase the balance of the Note by fifteen percent (15%) for Major Trigger Event (as defined in the Note) and five percent (5%) for Minor Trigger Event (as defined in the Note). In addition, the Note provides that upon occurrence of an Event of Default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of twenty-two percent (22%) per annum or the maximum rate permitted under applicable law.

During the year ended December 31, 2022, the Company amortized OID of RMB 415,624 (US: $60,260) and recorded RMB 39,851 (US: $5,922) interest expense on this Note. As of December 31, 2022, the outstanding principal balance of this note was RMB 8,775,000 (US: $1,272,240, net of unamortized OID of $60,260).

24. SHARE CAPITAL

	As of December 31,
	2022		2021
	Number	US$	Number	US$
	of shares	‘000	of shares	‘000
Authorized:
Ordinary shares of US$0.024 each
	50,000,000	1,200	50,000,000	1,200

	As of December 31,
	2022			2021
	Number	RMB		Number	RMB
	of shares	‘000		of shares	‘000
Issued:	8,057,847	1,288		5,976,098	943
Outstanding and fully paid:
Ordinary shares of US$0.024 each
At January 1	5,976,098	943		3,674,370	591
Issuance of new shares for equity financing	1,666,667	276		1,502,110	230
Warrants exercised into shares	-	-		685,339	105
Equity compensation	415,082	69		114,279	17
At December 31	8,057,847	1,288	(2)	5,976,098	943	(1)

(1)	Equivalent to US$143,000
(2)	Equivalent to US$193,000

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

On September 30, 2022, the Company commenced a registered direct offering of securities, and executed a Securities Purchase Agreement (the “SPA”) with two institutional accredited investors pursuant to which it sold 1,666,667 of the Company’s common shares at the per share price of $0.60. In a concurrent private placement, the Company sold to such investors warrants to purchase 1,666,667 common shares (the “Investor Warrants”). The Investor Warrants have an exercise price per share of $0.82, subject to adjustment, and have a term of five years. The transactions yielded gross proceeds to the Company of $1,000,000, before the payment of commissions and expenses. The offering was closed on October 4, 2022.

In addition, the Company issued warrants (the “Placement Agent Warrants”) to the Placement Agent to purchase a number of common shares equal to 5.0% of the aggregate number of shares sold to the investors in this offering, as well as the warrant shares issuable upon exercise of the Warrants issued in the concurrent private placement, as additional placement agency compensation. The Placement Agent Warrants have substantially the same terms as the Investor Warrants, except that the Placement Agent Warrants will have an exercise price of $0.75.

Grant date (investors and placement agent, respectively)	October 4, 2022
Share price at date of grant (investors and placement agent, respectively)	US$	0.58
Exercise price at date of grant (investors and placement agent, respectively)	US$	0.82 & 0.75
Volatility		104%
Warrant life		5 years
Dividend yield		0%
Risk-free interest rate		3.96%
Average fair value at grant date	US$	0.43

Following is a summary of the warrant activity (post-reverse stock split) for the years ended December 31, 2022 and 2021:

			Weighted
			Average
			Remaining
		Average	Contractual
	Number of	Exercise	Term in
	Warrants	Price	Years
Outstanding at January 1, 2021	980,894	$1.21	3.85
Exercisable at January 1, 2021	980,894	$1.21	3.85
Granted	1,652,322	3.56	5.00
Exercised	700,516	2.43	—
Forfeited	—	—	—
Expired	64,286	18.72	—
Outstanding at December 31, 2021	1,868,414	3.50	4.14
Exercisable at December 31, 2021	1,868,414	3.50	4.14
Granted	1,833,334	0.81	5.00
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—
Outstanding at December 31, 2022	3,701,748	$2.17	4.02
Exercisable at December 31, 2022	3,701,748	$2.17	4.02

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

From January to December 31, 2022, the Company issued aggregate of 110,343 shares to its Chief Financial Officer as stock compensation expense. The fair value of 110,343 shares was RMB 621,000. From January to December 31, 2022, the Company issued aggregate of 268,331 shares to its Chief Executive Officer as stock compensation expense. The fair value of 268,331 shares was RMB 1,490,000. From January to December 31, 2022, the Company issued aggregate of 36,408 shares to its employee as stock compensation expense. The fair value of 36,408 shares was RMB 69,000.

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

From January to December 31, 2022, the Company issued aggregate of 110,343 shares to its Chief Financial Officer as stock compensation expense, and issued aggregate of 268,331 shares to its Chief Executive Officer as stock compensation expense.

For the years ended December 31, 2022, 2021 and 2020, employee remuneration expense (all of which related to equity-settled share-based payment transactions) of RMB 2,180,000, RMB 1,835,000 and RMB 1,135,000, respectively, has been included in profit or loss and credited to the share capital and share-based payment reserve.

27. SIGNIFICANT RELATED PARTY TRANSACTIONS

Apart from those discussed elsewhere in these financial statements, the following are significant related party transactions entered into between the Company and its related parties at agreed rates:

	2022	2021
	RMB’000	RMB’000
Amounts owed to related parties	1,291	36,348

	1,291	36,348

As of December 31, 2022, total of amounts owed to related parties held by discontinued operations was RMB 35,057,000.

Mr. Huang Jia Dong, the prior Chief Executive Officer and a prior director of the company, and Mr. Wong Kung Tok, formerly one of the Company’s significant shareholders, provide working capital loans to the Company from time to time during the normal course of its business. These loans amounted to RMB 35,057,000 and RMB 35,057,000 as of December 31, 2022 and 2021, respectively. These loans are interest free, unsecured and repayable on demand. Mr. Huang and Mr. Wong are brothers-in-law. The whole of this amount was held by discontinued operations.

As of December 31, 2022, the Company had a loan of US$167,000 (equivalent to RMB 1,160,000) (2021: US$167,000 (equivalent to RMB 1,160,000)) payable to Sound Treasure Limited, an affiliate of Mr. Huang Jia Dong and a shareholder of the Company. This loan is interest free, unsecured and repayable on demand.

As of December 31, 2022, the Company had a loan of US $20,000 (equivalent to RMB 131,000) (2021: US$20,000 (equivalent to RMB131,000)) payable to Alex Ng Man Shek, a director and corporate secretary of the Company. This loan is interest free, unsecured and repayable on demand.

During the year ended December 31, 2022, the Company incurred a total of RMB 2,847,000 in consultancy fees to Anhui Zhongjun Enterprise Management Co., Ltd. (“Anhui Zhongjun”), of which the whole amount were expensed during the year. During the year ended December 31, 2022, the Company received a total of RMB 2,635,000 in cash from Anhui Zhongjun for the provision of business management services. The Company completed all performance obligations pertaining to the RMB 2,635,000 received and recognized revenue of RMB 2,486,000, net of PRC value-added tax of RMB 149,000. The director of Anhui Zhongjun, Zhang Yonghong is also a director of the Company’s subsidiary, Chengdu Future Talented Management and Consulting Co., Ltd.

During the year ended December 31, 2021, the Company paid a total of RMB 8,840,000 in consultancy fees to Anhui Zhongjun Enterprise Management Co., Ltd. (“Anhui Zhongjun”); of the RMB 8,840,000 total consultancy fees, RMB 5,993,000 were expensed during the year. The remaining RMB 2,847,000 was recorded under prepayments under current assets as of December 31, 2021. During the year ended December 31, 2022, the Company expensed the remaining RMB 2,847,000 prepayment. During the year ended December 31, 2022, the Company received a total of RMB 2,486,000 from Anhui Zhongjun for the provision of business management services. The Company completed all performance obligations pertaining to the RMB 2,635,000 received and recognized revenue of RMB 2,486,000, net of PRC value-added tax of RMB 149,000. During the year ended December 31, 2021, the Company received a total of RMB 1,460,000 from Anhui Zhongjun for the provision of business management services. The Company completed all performance obligations pertaining to the RMB 1,460,000 received and recognized revenue of RMB 1,378,000, net of PRC value-added tax of RMB 82,000.

The director of Anhui Zhongjun, Zhang Yonghong, is also a director of the Company’s subsidiary, Chengdu Future Talented Management and Consulting Co., Ltd.

During the year ended December 31, 2021, the Company incurred a total of RMB 36,929,000 in cost of revenue to Lianjie (Hainan)Technology Co., Ltd. (“Lianjie”). The Company paid RMB 34,364,000 to Lianjie for the cost of revenue incurred. As of December 31, 2021, the Company had trade accounts payable of RMB nil due to Lianjie. Lin Yufeng, a director of the Company’s subsidiary, Hainan Kylin Cloud Services Technology Co., Ltd., was a significant shareholder of Lianjie from September 22, 2021 until November 19, 2021. Lin Yufeng was no longer a significant shareholder of Lianjie during the year ended December 31, 2022, and thus Lianjie was no longer a related party of the Company.

28. COMMITMENTS

(a) Operating lease commitments

The Company leases production factories, warehouses and employees’ hostel from unrelated parties under non-cancellable operating lease arrangements. The leases have varying terms and the total future minimum lease payments of the Company under non-cancellable operating leases are payable as follows:

	As of December 31,
	2022	2021	2020
	RMB’000	RMB’000	RMB’000
Within one year	328	13,404	13,431
After one year and within five years	157	33,325	46,728
	485	46,729	60,159

As of December 31, 2022, total operating lease liabilities payable of discontinued operations amounts of RMB 33,325,000 (Note 29).

The leases typically run for an initial period of three years, with an option to renew the lease when all terms are renegotiated. Lease payments are usually increased every three years to reflect market rentals. None of the leases includes contingent rentals.

(b) Capital commitments

The Company’s capital expenditures consist of expenditures on property, plant and equipment and capital contribution. Capital expenditures contracted for at the balance sheet date but not recognized in the financial statements are as follows:

	As of December 31,
	2022	2021	2020
	RMB’000	RMB’000	RMB’000
Contracted for capital commitment in respect of capital contribution to its wholly foreign owned subsidiary in the PRC:
Chengdu Future	30,000,000	30,000,000	30,000,000
Antelope Chengdu	47,365,376	65,250,000	62,250,000
Hainan Antelope Holding	63,726,000	63,726,000	—
Antelope Future (Yangpu)	60,970,159	63,726,000	—
Antelope Investment (Hainan)	50,000,000	50,000,000	—
Antelope Ruicheng Investment	47,245,000	50,000,000	—
Hangzhou Kylin Cloud Service Technology	4,500,000	—	—
Anhui Kylin Cloud Service Technology	4,900,000	—	—

29. ASSETS AND LIABILITIES OF DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Since the ceramic tiles manufacturing business of the Company has experienced significant hurdles due to the significant slowdown of the real estate sector and the impacts of COVID-19 in China, the Company plans to divest its ceramic tiles manufacturing business, which is conducted through the Company’s two subsidiaries, Jinjiang Hengda Ceramics Co., Ltd. and Jiangxi Hengdali Ceramic Materials Co., Ltd.

Jiangxi Hengdali Ceramics is wholly owned by Jinjiang Hengda Ceramics, which is a wholly owned subsidiary of Stand Best Creation Limited, a Hong Kong company (the “Target”). The Target is Stand Best Creation Limited, a wholly owned subsidiary of Success Winner Limited which is 100% owned by the Company (“the Disposition Group”).

On December 30, 2022, the Seller, the Target and New Stonehenge Limited, a British Virgin Islands exempt company which is not affiliate of the Company or any of its directors or officers, (the “Buyer”), entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Buyer agreed to purchase the Target, and in exchange the Buyer will issue a 5% unsecured promissory note to the Seller with principal amount of $8.5 million with a maturity date on the fourth anniversary of its issuance (the “Note”). Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Buyer will become the sole shareholder of the Target and as a result, assume all assets and liabilities of the Target and subsidiaries owned or controlled by the Target.

The Closing of the Disposition is subject to the satisfaction or waiver of certain closing conditions including the receipt of a fairness opinion from an independent firm, approval of a majority of the Company’s shareholders, and all consents required to be obtained from or made with any governmental authorities.

The Company held an extraordinary meeting of shareholders at on February 21, 2023, 8:30 A.M. ET. at Junbing Industrial Area, Anhai, Jinjiang, Fujian, China. There were 5,678,430 ordinary shares voted, representing approximately 56.58% of the total 10,035,188 outstanding ordinary shares and therefore constituting a quorum of more than fifty percent (50%) of the shares outstanding and entitled to vote at the meeting as of the record date of January 5, 2023. The final voting results submitted to a vote of shareholders at the meeting were that the following constitutes the number of votes voted with respect to the proposal of the approval of the proposed sale of the Company’s subsidiaries (the “Disposition Transaction”), Stand Best Creation Limited, Jinjiang Hengda Ceramics Co., Ltd., and Jiangxi Hengdali Ceramic Materials Co., Ltd. to New Stonehenge Limited, a business company incorporated in the British Virgin Islands with limited liability, in exchange for an unsecured promissory note with a principal amount of US$8.5 million, which will be mature in four years after its issuance. Accordingly, the Disposition Transaction has been approved.

Assets and liabilities of the Disposal Group were classified as “Assets classified as held for sale” and “Liabilities directly associated with assets classified as held for sale” respectively in accordance with IFRS 5 as at December 31, 2022.

As of December 31, 2022
RMB’000

ASSETS CLASSIFIED AS HELD FOR SALE

Right-of-use assets, net	30,937
Inventories, net	28,749
Trade receivables, net	11,683
Other receivables and prepayments	3,000
Cash and bank balances	306
Total assets of the Disposal Group held for sale	74,675

As of December 31, 2022
RMB’000

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE

Accrued liabilities and other payables	19,197
Amounts owed to related parties	35,057
Lease liabilities	33,325
Taxes payable	951
Total liabilities of the Disposal Group directly associated with assets classified as held for sale	88,530

Discontinued operations

Upon the classification of the assets and liabilities of the Disposal Group as ‘Assets classified as held for sale’ and ‘Liabilities directly associated with assets classified as held for sale’ respectively, the Disposal Group is reported in the current period as a discontinued operations. Financial information relating to the discontinued operations for the year is set out below.

The financial performance and cash flow information presented are for the years ended December 31, 2022, 2021 and 2022.

	Years ended December 31,
	2022	2021	2020
	RMB’000	RMB’000	RMB’000
Financial performance
Net sales	37,696	144,743	182,989

Cost of goods sold	41,245	83,436	209,705

Gross profit (loss)	(3,549)	61,307	(26,716)

Other income	14,244	9,388	14,531
Selling and distribution expenses	(5,913)	(6,298)	(9,356)
Administrative expenses	(51,297)	(131,867)	(168,622)
Finance costs	(1,479)	(2,115)	(2,673)
Other expenses	-	(90)	-

Loss before taxation	(47,994)	(69,675)	(192,836)

Income tax expense	-	-	-

Loss for the year from discontinued operations	(47,994)	(69,675)	(192,836)

Total comprehensive loss from discontinued operations	(47,994)	(69,675)	(192,836)

Cash flow information

Net cash generated from operating activities from discontinued operations	4,982	3,314	4,400

Net cash used in investing activities from discontinued operations	-	-	-

Net cash used in financing activities from discontinued operations	(14,303)	(14,303)	(14,136)

Net (decrease) increase in cash and cash equivalents from discontinued operations	(9,321)	(10,989)	(9,736)

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

The Company’s concentration of credit risk by geographical location is wholly in the PRC as of December 31, 2022 and 2021. Further details of the Company’s concentration of credit risk are set out in Note 16.

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

	As of December 31, 2022
		More than 1	Total contractual
		year but less	undiscounted	Carrying
	Within 1 year	than 5 years	cash flow	amount
	RMB’000	RMB’000	RMB’000	RMB’000
Trade payables	3,079	—	3,079	3,079
Amounts owed to related parties	1,291	—	1,291	1,291
Note payable	—	8,775	8,775	8,775
Lease liabilities	349	146	495	495
Total	4,719	8,921	13,640	13,640

	As of December 31, 2021
		More than 1	Total contractual
		year but less	undiscounted	Carrying
	Within 1 year	than 5 years	cash flow	amount
	RMB’000	RMB’000	RMB’000	RMB’000
Trade payables	6,290	—	6,290	6,290
Amounts owed to related parties	36,348	—	36,348	36,348
Lease liabilities	14,883	34,565	49,448	49,448
Total	57,521	34,565	92,086	92,086

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

At December 31, 2022 and 2021, the company had no variable-rate risk.

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

As of December 31, 2022 and 2021, nearly all of the Company’s monetary assets and monetary liabilities were denominated in RMB except certain bank balances (Note 18) were denominated in US dollars and HKD.

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

	As of December 31,
	2022	2021	2020
	RMB’000	RMB’000	RMB’000
Loss before taxation	39	895	421

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Company which expose the Company to foreign currency risk at the end of the reporting period. The stated changes represent management’s assessment of reasonably possible changes in foreign exchange rates over the period until the end of next annual reporting period. The analysis is performed on the same basis for 2022, 2021 and 2020.

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

There were no transfers between instrument levels during the years ended December 31, 2022 and 2021.

As of December 31, 2022 and 2021 there were no other financial instruments measured on a recurring basis.

(ii)	Financial assets and liabilities measured at other than fair value

The carrying amounts of the Company’s other financial instruments carried at cost or amortized cost approximate their fair values as of December 31, 2022 and 2021.

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

The Company is not subject to externally imposed capital requirements, except for, as disclosed in Note 25(a), the Company’s PRC subsidiaries are required by the Foreign Enterprise Law of the PRC to contribute to and maintain a non-distributable statutory reserve fund whose utilization is subject to approval by the Board of Directors. This externally imposed capital requirement has been complied with by the PRC subsidiaries for the years ended December 31, 2022, 2021 and 2020.

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

	As of December 31,
	2022	2021
	RMB’000	RMB’000
Interest-bearing bank borrowings	—	—
Note payable	8,775	—
Amounts owed to related parties	1,291	36,348
Total debts	10,066	36,348
Less: Cash and cash equivalents (excluding restricted bank balances)	(3,936)	(27,880)
Net debts	6,130	8,548
Equity attributable to shareholders of the Company	1,047	61,943
Gearing ratio	585%	13.8%

32. SUBSEQUENT EVENTS

The Company has evaluated all events that have occurred subsequent to December 31, 2022 through the date that the consolidated financial statements were issued. Management has concluded that the following material subsequent events required disclosure in the consolidated financial statements.

On December 30, 2022, the Company (the “Seller”), the Target (includes Stand Best, Hengda and Hengdali) and New Stonehenge Limited, a British Virgin Islands exempt company which is not affiliate of the Company or any of its directors or officers, (the “Buyer”), entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Buyer agreed to purchase the Target for $8.5 million, and in exchange the Buyer will issue a 5% unsecured promissory note to the Seller with principal amount of $8.5 million with a maturity date on the fourth anniversary of its issuance (the “Note”). The Note has an interest rate of five percent (5%) per annum from the Effective Date until the same is paid in full. All interest calculations shall be simple interest and shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months and shall be payable in accordance with the terms of this Note. Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Buyer will become the sole shareholder of the Target and as a result, assume all assets and liabilities of the Target and subsidiaries owned or controlled by the Target. The Closing of the Disposition is subject to the satisfaction or waiver of certain closing conditions including the receipt of a fairness opinion from an independent firm, approval of a majority of the Company’s shareholders, and all consents required to be obtained from or made with any governmental authorities. The disposition was approved during the extraordinary meeting of shareholders held on February 21, 2023. The disposition was consummated on April 28, 2023.

During the same shareholder meeting, the shareholders also approved the alteration of the authorized issued share capital of the Company from US$4,800,000 divided into 200,000,000 ordinary shares with a par value of US$0.024 each, to (i) 250,000,000 ordinary shares re- designated as (a) 200,000,000 Class A ordinary shares with no par value each, and (b) 50,000,000 Class B ordinary shares with no par value each, and (ii) 50,000,000 preferred shares with no par value each.

On January 10, 2023, the Company entered into a certain securities purchase agreement (the “SPA”) with Mr. Weilai (Will) Zhang, the Chief Executive Officer of the Company, Mr. Ishak Han, a director of the Company, and another sophisticated purchaser (collectively, the “Purchasers”), pursuant to which the Company agreed to sell 1,625,000 ordinary shares, (the “Shares”) par value $0.024 per share (the “Ordinary Shares”), at a per share purchase price of $0.80 (the “Offering”). This Offering was unanimously approved by the disinterested directors and the board of directors of the Company. The gross proceeds to the Company from this Offering are $1.3 million, before deducting any fees or expenses. The Company plans to use the net proceeds from this Offering for the expansion of its social ecommerce business and the general corporate purpose. The Offering closed on January 12, 2023.

On January 13, 2023, the Company entered into a certain securities purchase agreement (the “SPA”) with a certain purchaser (collectively, the “Purchasers”), pursuant to which the Company agreed to sell 1,234,568 ordinary shares, (the “Shares”) par value $0.024 per share (the “Ordinary Shares”), at a per share purchase price of $0.81 (the “Offering”), the closing price of the Ordinary Shares on the Nasdaq Capital Market as of January 10, 2023. The gross proceeds to the Company from this Offering are approximately $1 million, before deducting any fees or expenses. The Company plans to use the net proceeds from this Offering for the expansion of its social ecommerce business and the general corporate purpose.

On March 30, 2023, the Company entered into a certain securities purchase agreement (the “SPA”) with five sophisticated investors (collectively, the “Purchasers”), pursuant to which the Company agreed to sell 5,681,820 Class A ordinary shares, (the “Shares”), no par value (the “Ordinary Shares”), at a per share purchase price of $0.88 (the “Offering”). Upon closing of this offering, these two beneficial owners of the Purchasers will have approximately 15.15% of the total voting power of the Company, and the Company’s CEO and Chairman, Weilai (Will) Zhang, will have about 52.13% of the total voting power of the Company. The gross proceeds to the Company from this Offering are approximately $5 million, before deducting any fees or expenses. The Company has issued the Shares on April 12, 2023 and the Offering was closed on the same day as all closing conditions were satisfied. The Company plans to use the net proceeds from this Offering for the general corporate purpose.

