Form 20-F/A
period 2022-12-31
Antelope Enterprise Holdings Ltd
filed 2024-02-02
CIK 1470683

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO.1 TO

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

Explanatory Note

Antelope Enterprise Holdings Ltd. (the “Company”) filing this Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to amend its annual report on Form 20-F for the fiscal year ended December 31, 2022 as filed with the Securities and Exchange Commission (the “SEC”) on May 1, 2023 (the “Original Filing”), to address certain comments from the Staff of the SEC in relation to the Original Filing. Accordingly, the Company is restating in their entirety the following sections of the Original Filing: (i) “Part II - Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections” and (ii) “Part III - Item 19. Exhibits” in this Amendment No. 1.

This Amendment No. 1 speaks as of the filing date of the Original Filing, or May 1, 2023. No attempt has been made in this Amendment No. 1 to modify or update in any way the financial statements or any other items or disclosures in the Original Filing. Except as specifically noted herein, this Amendment No. 1 does not amend, update or restate any of the information previously included in the Original Filing, nor does this Amendment No. 1 reflect any event that has occurred after the date of the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the Company’s other filings with the SEC subsequent to May 1, 2023.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is also filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENUE INSPECTION

(a) Please see the Supplemental Submission pursuant to Item 16I(a) of Form 20-F, attached as Exhibit 99.1 to this Amendment No.1.

(b) During our fiscal year 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the HFCA Act following the filing of our Annual Report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor for the years ended December 31, 2022, 2021 and 2020, a registered public accounting firm that the PCAOB was not able to inspect or investigate completely in 2021 according to the PCAOB’s December 16, 2021 determinations, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a HFCA Act determination report that vacated its December 16, 2021 determinations and removed mainland China and Hong Kong from the list of jurisdictions where it had been unable to completely inspect or investigate the registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this Amendment No.1.

The jurisdictions in which our consolidated foreign operating entities are incorporated include mainland China, Hong Kong, and British Virgin Islands. We hold 100% equity interests in its consolidated operating entities, except for Hainan Kylin Cloud Services Technology Co., Ltd., in which the Company indirectly holds 51% equity interest. We reviewed (i) the shareholder register provided by Transhare Corporation, our transfer agent, and (ii) Schedules 13D and 13G filed by the shareholders, the absence of any Schedule 13D or 13G filing made by any foreign governmental entity with respect to the Company’s securities, and the absence of foreign government representation on its board of directors, we have no awareness or belief that we are owned or controlled by a government entity in mainland China.

We received written confirmations from the directors of the Company and its consolidated foreign operating entities and each of them represented that he/she is not an official of the Chinese Communist Party. The currently effective memorandum and articles of association of our Company and equivalent organizing documents of our consolidated foreign operating entities do not contain any charter of the Chinese Communist Party.

Therefore, to the best of our knowledge, no governmental entity in mainland China, Hong Kong, or the British Virgin Islands owns shares of our significant consolidated foreign operating entities.

PART III

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of Antelope Enterprise Holdings Limited, effective on February 23, 2023 (21)

1.2	Memorandum and Articles of Association of Success Winner Limited (2).

1.3	Memorandum and Articles of Association of Stand Best Creation Limited (2).

1.4	Operation Charter of Jinjiang Hengda Ceramics Co., Ltd. (2).

2.1	Specimen Unit Certificate (3).

2.2	Specimen of Class A Ordinary Shares (21)

2.3	Description of Securities (21)

3.1	Form of Voting Agreement (2).

4.1	Common Stock Warrant (14).

4.2	Merger and Stock Purchase Agreement among CHAC, Antelope Enterprise Holdings Limited, Hengda, Success Winner and the Seller (2).

4.3	Form of Registration Rights Agreement among CHAC and the founders (3).

4.4	Form of Earn-Out Escrow Agreement (2).

4.5	Form of Indemnity Escrow Agreement (2).

4.6	Form of Lock-Up Agreement for CHAC founders (2).

4.7	Form of Lock-Up Agreement (2).

4.8	Acquisition Agreement, dated November 19, 2009, by and between Jinjiang Hengda Ceramics Co., Ltd., all of the shareholders of Jiangxi Hengdali Constructional Ceramics Co., Ltd., and Jiangxi Hengdali Constructional Ceramics Co., Ltd (8).

4.9	License Agreement between Huang Jia Dong and Jinjiang Hengda Ceramics Co., Ltd. (6).

4.10	Antelope Enterprise Holdings Limited 2010 Incentive Compensation Plan (7).

4.11	Employment Agreement, dated as of February 1, 2016, by and between Antelope Enterprises and Huang Jia Dong (9).

4.12	Employment Agreement, dated as of February 1, 2016, by and between Antelope Enterprises and Su Wei Feng (9).

4.13	Employment Agreement, dated as of August 1, 2015, by and between Antelope Enterprises and Hen Man Edmund (9).

4.14	Term sheets relating to agreements for derivative instruments (10).

4.15	Agreement between Taishin International Bank, Co., Ltd., Stand Best Creation Limited and Sound Treasure Limited, dated July 31, 2014 (10).

4.16	Agreement between Stand Best Creation Limited, Huang Jia Dong, Wong Kung Tok, Mr. Huang’s brother-in-law, and Sound Treasure Limited, dated July 31, 2014 (10).

4.17	Form of Securities Purchase Agreement (10).

4.18	2022 Incentive Award Plan (11)

4.19	Form of Securities Purchase Agreement dated September 30, 2022 (12)

4.20	Form of Investor Warrant dated September 30, 2022 (12)

4.21	Form of Placement Agent Warrant dated September 30, 2022 (12)

4.22	Director Offer Letter dated December 1, 2022 (13)

4.23	Purchase Agreement, dated December 12, 2022 (14)

4.23	Form of Promissory Note, dated December 12, 2022 (14)

4.24	Employment agreement with Weilai (Will) Zhang, dated January 5, 2023 (15)

4.25	Share Purchase Agreement, dated December 30, 2022 (15)

4.26	Form of Promissory Note (15)

4.27	Form of Securities Purchase Agreement, dated January 10, 2023 (16)

4.28	Form of Securities Purchase Agreement, dated January 13, 2023 (17)

4.29	Director Offer Letter to Weilai (Will) Zhang, dated February 24, 2023 (18)

4.30	Director Offer Letter to Ms. Huashu Yuan, dated March 30, 2023 (19)

4.31	Form of Securities Purchase Agreement, dated March 30, 2023 (20)

8.1	List of Subsidiaries (21)

11.1	Code of Business Conduct and Ethics (8).

12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended. *

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended. *

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **

15.1	Consent of Centurion ZD CPA & Co., an independent registered public accounting firm.*

99.1	Supplemental Submission Pursuant to Item 16I(a) of Form 20-F*

101.1NS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to Annexes C and D of Antelope Enterprises’ Prospectus on Form 424B3 filed with the SEC on November 13, 2009.

(2)	Incorporated by reference to Antelope Enterprises’ Registration Statement on Form F-4 (File No. 333-161557).

(3)	Incorporated by reference to exhibits of the same number filed with CHAC’s Registration Statement on Form F-1 or amendments thereto (File No. 333-145085).

(4)	Incorporated by reference to CHAC’s Form 8-K, dated November 21, 2007.

(5)	Incorporated by reference to exhibits of the same number filed with Antelope Enterprises’ Registration Statement on Form F-1 (File No. 333-170237).

(8)	Incorporated by reference to Annex A to Exhibit 99.1 filed with Antelope Enterprises’ Report on Form 6-K filed with the SEC on November 20, 2010

(7)	Incorporated by reference to Antelope Enterprises’ Annual Report on Form 20-F filed with the SEC on May 17, 2010.

(8)	Incorporated by reference to Antelope Enterprises’ Annual Report on Form 20-F filed with the SEC on April 20, 2016.

(9)	Incorporated by reference to Antelope Enterprises’ Annual Report on Form 20-F filed with the SEC on July 31, 2014.

(10)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on December 20, 2019.

(11)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on September 26, 2022.

(12)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on October 5, 2022.

(13)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on December 1, 2022.

(14)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on December 13, 2022.

(15)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on January 5, 2023.

(16)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on January 12, 2023.

(17)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on January 17, 2023.

(18)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on February 27, 2023.
(19)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on March 31, 2023.

(20)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on April 5, 2023.

(21)	Incorporated by reference to Antelope Enterprises’ Annual Report on Form 20-F filed with the SEC on May 1, 2023.

*	Filed herein
**	Furnished herein

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ANTELOPE ENTERPRISE HOLDINGS LIMITED

February 2, 2024	By:	/s/ Weilai (Will) Zhang
	Name:	Weilai (Will) Zhang
	Title:	Chief Executive Officer (Principal Executive Officer) and Chairman

ANTELOPE ENTERPRISE HOLDINGS LIMITED

February 2, 2024	By:	/s/ Hen Man Edmund
	Name:	Hen Man Edmund
	Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature		Title	Date

By:	/s/ Weilai (Will) Zhang	Chief Executive Officer (Principal Executive Officer) and	February 2, 2024
	Weilai (Will) Zhang	Chairman

By:	/s/ Hen Man Edmund	Chief Financial Officer (Principal Financial and Accounting Officer)	February 2, 2024
Hen Man Edmund

By:	/s/ Song Chungen	Director	February 2, 2024
Song Chungen

By:	/s/ Ishak Han	Director	February 2, 2024
Ishak Han

By:	/s/ Dian Zhang	Director	February 2, 2024
Dian Zhang

By:	/s/ Tingting Zhang	Director	February 2, 2024
Tingting Zhang

By:	/s/ Qiguo Wang	Director	February 2, 2024
Qiguo Wang

By:	/s/ Huashu Yuan	Director	February 2, 2024
Huashu Yuan

By:	/s/ Junjie Dong	Director	February 2, 2024
Junjie Dong

By:	/s/ Xiaoying Song	Director	February 2, 2024
Xiaoying Song

