Form 20-F
period 2023-12-31
Antelope Enterprise Holdings Ltd
filed 2024-05-10
CIK 1470683

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

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

Suite 7540, The Empire State Building,

350 Fifth Avenue

New York, New York 10118

Telephone: +1 (838) 500 8888

(Address of principal executive offices)

Weilai (Will) Zhang

Suite 7540, The Empire State Building,

350 Fifth Avenue

New York, New York 10118

Telephone: +1 (838) 500 8888

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

An aggregate of 3,077,981 Class A ordinary shares, no par value each, and 205,497 Class B ordinary shares, no par value each, were issued and outstanding as of December 31, 2023.

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

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐ No ☒

CERTAIN INFORMATION

In this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated, “we,” “us,” “our,” and “Antelope Enterprises” refers to Antelope Enterprise Holdings Limited (formerly China Ceramics Co., Ltd.), a British Virgin Islands company, and its subsidiaries, including Antelope Enterprise Holdings USA(“Antelope USA”), a Delaware incorporated company and wholly owned subsidiary of Antelope Enterprises, which in turn wholly owns AEHL US LLC (“AEHL US”, formerly known as Million Stars US Inc.), a California limited liability company, Success Winner Limited (“Success Winner”), a British Virgin Islands company and wholly owned subsidiary of Antelope Enterprises, Vast Elite Limited (“Vast Elite”), a Hong Kong company and wholly owned subsidiary of Success Winner and the entity that wholly owns Chengdu Future Talented Management and Consulting Co., Ltd, (“Chengdu Future”) a PRC operating company, Antelope Enterprise (HK) Holdings Limited (“Antelope HK”), a Hong Kong company and wholly owned subsidiary of Success Winner and the entity that wholly owns Antelope Holdings (Chengdu) Co., Ltd (“Antelope Chengdu”), a PRC operating company, and the entity that wholly owns Antelope Future (Yangpu) Investment Co., Ltd (“Antelope Yangpu”), a PRC operating company that in turn wholly owns Antelope Ruicheng Investment (Hainan) Co., Ltd (“Antelope Ruicheng”) that in turn owns 51% of Hainan Kylin Cloud Services Technology Co., Ltd (“Hainan Kylin”), and the entity that wholly owns Hainan Antelope Holdings Co., Ltd (“Hainan Antelope”), a PRC operating company that in turn wholly owns Antelope Investment (Hainan) Co., Ltd (“Antelope Investment”), Hainan Kylin Cloud Services Technology Co., Ltd (“Hainan Kylin”) that in turrn owns 100% of Hangzhou Kylin Cloud Services Technology Co., Ltd (“Hangzhou Kylin”), Anhui Kylin Cloud Services Technology Co., Ltd (“Anhui Kylin”), WenzhouKylin Cloud Services Technology Co., Ltd. (“Wenzhou Kylin”), Hubei Kylin Cloud Services Technology Co., Ltd. (“Hubei Kylin”), and Jiangxi Kylin Cloud Services Technology Co., Ltd. (“Jiangxi Kylin”).

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

The following diagram illustrates our corporate structure as of the date of this annual report:

Antelope Enterprise Holdings Limited
(BVI Company)
100%
100%
Anteope Enterprise Holdings USA Inc
(State of Delaware)
Formed Jan 4, 2023
100%
AEHL US LLC
(Formerly known as
Mllion Stars US Inc.)
(acquired on Feb 27, 2024)
Success Winner Limited
(BVI Company)
100%
100%
Antelope Enterprise (HK) Holdings Limited
(Hong Kong Company)
Vast Elite Limited
(Hong Kong Company)
100%
100%
100%
100%
Antelope Future (Yangpu) Investment Co., Ltd
羚羊未来（洋浦）投资有限公司
(PRC WOFE Company)
Formed: Aug 11, 2021
Hainan Antelope Holdings Co., Ltd
海南羚羊产业控股有限公司
(PRC WOFE Company)
Formed: Aug 10, 2021
Antelope Holdings (Chengdu) Co., Ltd
(PRC WOFE Company)
Chengdu Future Talented Management and Consulting Co., Ltd
(PRC WOFE Company)
100%
100%
Antelope Ruicheng Investment (Hainan) Co., Ltd
羚羊瑞晨投资（海南）有限公司
(PRC Company)
Formed: Sept 9, 2021
Antelope Investment (Hainan) Co., Ltd
羚羊投资（海南）有限公司
(PRC Company)
Formed: Aug 23, 2021
51%
Hainan Kylin Cloud Services Technology Co., Ltd
海南麒麟云服科技有限公司
(PRC Company)
Formed: Sept 18, 2021
100%
100%
100%
100%
100%
Wenzhou Kylin Cloud Services Technology Co., Ltd.
温州麒麟云服科技有限公司
(PRC Company)
Formed: Feb 15, 2023
Hangzhou Kylin Cloud Services Technology Co., Ltd
杭州麒麟云服务科技有限公司
(PRC Company)
Formed: Oct 28, 2022
Anhui Kylin Cloud Services Technology Co., Ltd
安徽麒麟云服务科技有限公司
(PRC Company )
Formed: Nov 2, 2022
Hubei Kylin Clould Services Technology Co., Ltd
湖北麒麟云服科技有限公司
(PRC Company)
Formed: Aug 15, 2023
Jiangxi Kylin Cloud Services Technology Co., Ltd.
江西麒麟云服科技有限公司
(PRC Company)
Formed: Aug 18, 2023

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

Pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the Cyberspace Administration of China (“CAC”). Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear. On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “CAC Revised Measures”) to replace the original Cybersecurity Review Measures. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than one million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas. As advised by our PRC counsel, Sichuan Jindouyun Law Firm, we are not subject to cybersecurity review with the CAC in accordance with the CAC Revised Measures, because (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; (ii) as of the date of this annual report, our data processing activities (including the collection, storage, usage, transmission and publicity of data) do not damage national security; and (iii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator. However, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a PRC company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. In addition, on February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. As advised by Sichuan Jindouyun Law Firm, our PRC counsel, we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect our listing on the Nasdaq Capital Market.  However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless.

Furthermore, the audit report included in this Form 20-F for the year ended December 31, 2023, was issued by our auditors, ARK PRO CPA & CO (“ARK”), an audit firm headquartered in Hong Kong. ARK is not among those audit firms listed by the PCAOB Hong Kong Determination, a determination announced by the PCAOB on December 16, 2021, that the it was unable to inspect or investigate completely registered public accounting firms headquartered in Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Our former auditor Centurion ZD CPA & Co. for the years ended 2022 and 2021, is a registered public accounting firm that the PCAOB was not able to inspect or investigate completely in 2021 according to the PCAOB’s December 16, 2021 determinations. The PCAOB made this determination pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the Holding Foreign Companies Accountable Act (“HFCA Act”). On August 26, 2022, the China Securities Regulatory Commission (“CSRC”), the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden, which amended the HFCA Act by reducing the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. In the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act, as amended, and ultimately result in a determination by the Nasdaq Capital Market to delist our securities.

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

Risk Factors Relating to the Planned Energy Supply Business

We might not be able to launch the energy supply business as planned or at all, or generate revenue as planned.

Our plan is subject to many factors that are beyond of our control such as fluctuation of the natural gas price, business negotiation with the natural gas provider(s), fluctuation of the crypto price, competition of various electricity suppliers in the region where we plan to operate etc. As a new player in the energy industry, we might not be able to secure natural gas at the price point as we desire and manage the business as planned.

Our financial performance in this planned business will be affected by commodity price fluctuations in the wholesale and retail power and natural gas markets and other market factors that are beyond our control.

We will use natural gas as the source to generate electricity. Market prices for power, generation capacity, ancillary services, and natural gas are unpredictable. Depending upon price risk management activity undertaken by us, a decline in market prices for power, generation capacity, and ancillary services may adversely affect our financial performance. Long- and short-term power and natural gas prices may also fluctuate substantially due to other factors outside of our control, including:

● increases and decreases in generation capacity in our markets;

● changes in power transmission capacity constraints or inefficiencies;

● volatile weather conditions, particularly unusually hot or mild summers or unusually cold or warm winters in our market areas;

● an economic downturn which could negatively affect demand for power;

● changes in the supply of commodities utilized as fuel sources for power generation, including but not limited to coal, natural gas and fuel oil;

● technological shifts resulting in changes in the demand for power or in patterns of power usage, including the potential development of demand-side management tools, expansion and technological advancements in power storage capability and the development of new fuels or new technologies for the production or storage of power;

● federal and state power, market and environmental regulation and legislation, including mandating a renewable portfolio standards or creating financial incentives, each resulting in new renewable energy generation capacity creating oversupply; and

● changes in capacity prices and capacity markets.

These factors may cause our operating results of the energy supply business to fluctuate in the future.

Extensive competition in power generation industry could adversely affect our performance.

The power generation industry is characterized by intense competition, and we will encounter competition from utilities, industrial companies, marketing and trading companies and other independent power producers. This competition has put pressure on power utilities to lower their costs, including the cost of purchased power, and increasing competition in the supply of power in the future could increase this pressure. In addition, construction during the last decade has created excess power supply and higher reserve margins in the power trading markets, putting downward pressure on prices.

Other companies we are going to compete with may have greater liquidity, greater access to credit and other financial resources, lower cost structures, greater ability to incur losses, longer-standing relationships with customers, greater potential for profitability from ancillary services or greater flexibility in the timing of their sale of generation capacity and ancillary services than we do.

Additionally, there is extensive competition in the retail power markets. Competitors may offer lower prices or other incentives which may attract customers away from our retail subsidiaries. We may also face competition from a number of other energy service providers, other energy industry participants, or nationally branded providers of consumer products and services who may develop businesses that will compete with our retail subsidiaries.

We will rely on power transmission and fuel distribution facilities owned and operated by other companies.

We will depend on facilities and assets that we do not own or control for the transmission to our customers of the power produced by our generators and the distribution of natural gas to our generators. If these transmission and distribution systems are disrupted or capacity on those systems is inadequate, our ability to sell and deliver power products or obtain fuel may be hindered. Independent system operators that oversee transmission systems in regional power markets have imposed price limitations and other mechanisms to address volatility in their power markets. Existing congestion, as well as expansion of transmission systems, could affect our performance, which in turn could adversely affect our business.

We may be unable to obtain an adequate supply of fuel in the future.

We aim to obtain substantially all of our physical natural gas supply from third parties pursuant to arrangements that may vary in term, pricing structure, firmness and delivery flexibility.

We are exposed to increases in the price of natural gas, and it is possible that sufficient supplies to operate our portfolio profitably may not continue to be available to us. In addition, we will face risks with regard to the delivery to and the use of natural gas by our electricity generators including the following:

● third-party suppliers may default on natural gas supply obligations, and we may be unable to replace supplies currently under contract;

● market liquidity for physical natural gas and fuel oil or availability of natural gas services (e.g. storage) may be insufficient or available only at prices that are not acceptable to us;

● natural gas quality variation may adversely affect our electricity generator;

● our natural gas and operations capability may be compromised due to various events such as natural disaster, loss of key personnel or loss of critical infrastructure;

● fuel supplies diverted to residential heating for humanitarian reasons; and

● any other reasons.

Our electricity generators will be subject to impairments.

If we were to experience a significant reduction in our expected revenues and operating cash flows for our energy supply business for an extended period of time from a prolonged economic downturn or from advances or changes in technologies, we could experience future impairments of our electricity generators as a result. There can be no assurance that any such losses or impairments to the carrying value of our financial assets would not have a material adverse effect on our financial condition, results of operations and cash flows.

State legislative and regulatory action could adversely affect our competitive position and business.

Certain states have taken or are considering taking anticompetitive actions by subsidizing or otherwise providing economic support to existing, uneconomic power plants in a manner that could have an adverse effect on the deregulated power markets. If these anticompetitive actions are ultimately upheld and implemented, they could adversely affect capacity and energy prices in the deregulated electricity markets or impede our ability to maintain or expand our retail operations which in turn could have a material adverse effect on our business prospects and financial results.

Existing and future anticipated environmental regulations could cause us to incur significant costs and adversely affect our operations generally or in a particular quarter when such costs are incurred.

Environmental laws and regulations have generally become more stringent over time, and this trend is likely to continue. We will continue to monitor and actively participate in initiatives where we anticipate a material effect on our business.

Environmental regulations could also affect the availability and price of natural gas to be used in our generation facilities.

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

Auditors of companies whose shares are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. PCAOB and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our financial statements contained in this annual report on Form 20-F for the year ended December 31, 2023 have been audited by ARK, an independent registered public accounting firm that is headquartered in Hong Kong. ARK were among those audit firms listed by the PCAOB Hong Kong Determination, a determination announced by the PCAOB on December 16, 2021, that it was unable to inspect or investigate completely registered public accounting firms headquartered in Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. T he PCAOB made this determination pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act. On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden, which amended the HFCA Act by reducing the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. In the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, it would make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China and Hong Kong that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements. In addition, our securities may be prohibited from trading under the HFCA Act, as amended, and ultimately result in a determination by the Nasdaq Capital Market to delist our securities.

Our shares may be delisted under the HFCA Act as the PCAOB is unable to inspect our auditor with presence in Hong Kong, and the delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The HFCA Act was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over the counter trading market in the United States. Our financial statements contained in this annual report on Form 20-F for the year ended December 31, 2023 have been audited by ARK, an independent registered public accounting firm that is headquartered in Hong Kong. ARK were among those audit firms listed by the PCAOB Hong Kong Determination, a determination announced by the PCAOB on December 16, 2021, that it was unable to inspect or investigate completely registered public accounting firms headquartered in Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. T he PCAOB made this determination pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act. On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden, which amended the HFCA Act by reducing the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

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

Approximately 100%, 100% and 100% of our revenue in each of the years ended December 31, 2023, 2022 and 2021, respectively, was derived from the PRC market and we anticipate that the PRC market will continue to be the major source of revenue for the foreseeable future. Accordingly, any significant slowdown in the PRC economy or decline in demand for our products from our customers in the PRC will have an adverse effect on our business and financial performance. Furthermore, as our operations and production facilities are located in the PRC, any unfavorable changes in the social and/or political conditions may also adversely affect our business and operations. While the current policy of the PRC government seems to be one of economic reform to encourage foreign investments and greater economic decentralization, there is no assurance that such a policy will continue to prevail in the future. There is no assurance that our operations will not be adversely affected should there be any policy changes.

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

Pursuant to the PRC Cybersecurity Law, promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the CAC. Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear. On December 28, 2021, the CAC published the CAC Revised Measures which further restates and expands the applicable scope of the cybersecurity review. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review. In addition, operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities. Although the CAC Revised Measures provides no further explanation on the extent of “network platform operator” and “foreign” listing, as confirmed by our PRC counsel, Sichuan Jindouyun Law Firm, we are not subject to cybersecurity review with the CAC , because (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; (ii) as of the date of this annual report, our data processing activities (including the collection, storage, usage, transmission and publicity of data) do not damage national security; and (iii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator.  However, we cannot guarantee that we will not be subject to cybersecurity review in the future. During such review, we may be required to suspend our operation experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources.

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

On December 28, 2021, the CAC, the NDRC, the MIIT and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced the Measures for Cybersecurity Review published on April 13, 2020. Pursuant to Cybersecurity Review Measures, critical information infrastructure operators that purchase network products and services and network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity review under the Cybersecurity Review Measures. According to the Cybersecurity Review Measures, before purchasing any network products or services, a critical information infrastructure operator shall assess potential national security risks that may arise from the launch or use of such products or services, and apply for a cybersecurity review with the cybersecurity review office of CAC if national security will or may be affected. In addition, network platform operators who possess personal information of more than one million users and intend to be listed at a foreign stock exchange shall go through the cybersecurity review. As advised by our PRC counsel, Sichuan Jindouyun Law Firm, we are not subject to cybersecurity review with the CAC in accordance with the CAC Revised Measures, because (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; (ii) as of the date of this annual report, our data processing activities (including the collection, storage, usage, transmission and publicity of data) do not damage national security; and (iii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator. However, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange.

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

The PRC legal system is based on the Constitution of the People’s Republic of China and is made up of written laws, regulations, circulars and directives. With the PRC’s entry into the WTO, the PRC government is in the process of developing its legal system so as to encourage foreign investments and to meet the needs of investors. As the PRC economy is developing at a generally faster rate than its legal system, some degree of uncertainty exists in connection with whether and how existing laws and regulations will apply to certain events or circumstances. Some of the laws and regulations, and the interpretation, implementation and enforcement thereof, are still at the experimental stage and therefore subject to policy changes. There is no assurance that the introduction of new laws or regulations, changes to existing laws and regulations and the interpretation or application thereof or the delays in obtaining approvals from the relevant PRC authorities will not have an adverse impact on our business or prospects. In particular, on August 8, 2006, the Ministry of Commerce, the CSRC, the State-owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration of Industry and Commerce and the State Administration of Foreign Exchange promulgated the “Rules on the Mergers and Acquisition of Domestic Enterprises by Foreign Investors” which came into effect on September 8, 2006, or “the M&A Rules.” Foreign investors should comply with the rules when they purchase shareholding equities of a PRC domestic non-foreign-funded enterprise, or Domestic Company, or subscribe to the increased capital of a Domestic Company, and thus changing the nature of the Domestic Company into a foreign investment enterprise. The rules stipulate, inter alia, (i) that the acquisition of a Domestic Company by an affiliated foreign enterprise established or controlled by PRC entities or individuals must be approved by the Ministry of Commerce; (ii) that the incorporation of a special purpose vehicle, which is directly or indirectly controlled by PRC entities for the purpose of an overseas listing of the equity interest of a Domestic Company, must be subject to the approval of the Ministry of Commerce; (iii) that the acquisition of a Domestic Company by a special purpose vehicle shall be subject to approval of the Ministry of Commerce and (iv) the offshore listing of a special purpose vehicle shall be subject to the prior approval from China Securities Regulatory Commission. As Antelope Enterprises does not fall within the scope of being classified as a special purpose vehicle directly or indirectly established or controlled by PRC entities or individuals, the M&A Rules did not apply to the Business Combination, and we were not required to obtain the approval from the Ministry of Commerce, the approval from the China Securities Regulatory Commission and/or any other approvals from PRC government authorities as stipulated by the M&A Rules. There is however no assurance that the PRC authorities will not issue further directives, regulations, clarifications or implementation rules, which may require us or other relevant parties to obtain further approvals with respect to the Business Combination. If new laws are promulgated or the existing laws are reinterpreted, our structure could be determined to be in violation of such laws and subject to sanction by applicable government authorities.

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

Under the EIT Law, Antelope Enterprises, Success Winner and/or Vast Elite and Antelope HK may be classified as a “resident enterprise” of the PRC. Such classification could result in PRC tax consequences to Antelope Enterprises, our non-PRC resident shareholders, Success Winner and/or Vast Elite and Antelope HK.

The EIT Law and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules promulgated under the EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. In April 2009, the State Administration of Taxation, or SAT, issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management bodies” of a PRC-controlled enterprise that is incorporated offshore is located in China. However, there are no further detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.” If the PRC tax authorities determine that Antelope Enterprises, Success Winner and/or Vast Elite, Antelope HK are a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, Antelope Enterprises, Success Winner may be subject to the enterprise income tax at a rate of 25% on Antelope Enterprises’ and Success Winner’s worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, under the EIT Law and its implementing rules, dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. As a result, if Antelope Enterprises and Success Winner are each treated as “qualified resident enterprises,” all dividends from subsidiaries to Antelope Enterprises (through Success Winner) should be exempt from the PRC enterprise income tax.    If Antelope HK and Vast Elite were treated as a PRC “non-resident enterprise” under the EIT Law, then dividends that, Vast Elite receives from Chengdu Future, Antelope HK receives from Antelope Yangpu, Hainan Antelope and Antelope Chengdu (assuming such dividends were considered sourced within the PRC) (i) may be subject to a 5% PRC withholding tax, Vast Elite owns more than 25% of the registered capital of Chengdu Future, continuously within 12 months immediately prior to obtaining such dividend from Chengdu Future, and Antelope HK owns more than 25% of the registered capital of Antelope Yangpu, Hainan Antelope and Antelope Chengdu, continuously within 12 months immediately prior to obtaining such dividend from Antelope Yangpu, Hainan Antelope and Antelope Chengdu and the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the “PRC-Hong Kong Tax Treaty,” were otherwise applicable, or (ii) if such treaty does not apply, may be subject to a 10% PRC withholding tax. A similar situation may arise if Antelope Enterprises were treated as a “non-resident enterprise” under the EIT Law, and Success Winner were treated as a “resident enterprise” under the EIT Law. Any such taxes on dividends could materially reduce the amount of dividends, if any, we could pay to our shareholders. Finally, if Antelope Enterprises is determined to be a “resident enterprise” under the EIT Law, this could result in a situation in which a 10% PRC tax is imposed on dividends Antelope Enterprises pays to its shareholders that are not tax residents of the PRC, or “non-resident investors,” and that are enterprises but not individuals, and gains derived by them from transferring Antelope Enterprises’ shares, if such income is considered PRC-sourced income by the relevant PRC tax authorities. In such event, Antelope Enterprises may be required to withhold a 10% PRC tax on any dividends paid to such non-resident investors. Such non-resident investors also may be responsible for paying PRC tax at a rate of 10% on any gain derived by such investors from the sale or transfer of Antelope Enterprises’ shares in certain circumstances. Antelope Enterprises would not, however, have an obligation to withhold PRC tax with respect to such gain under the PRC tax laws. Also, if Antelope Enterprises is determined to be a “resident enterprise,” its nonresident investors who are individuals may also be subject to potential PRC individual income tax at a rate of 20% with respect to dividends received from Antelope Enterprises and/or gains derived by them from the sale or transfer of Antelope Enterprises’ shares. Moreover, the State Administration of Taxation, or “SAT,” released Circular Guoshuihan No. 698, or Circular 698, on December 10, 2009 that reinforces the taxation of certain equity transfers by non-resident investors through overseas holding vehicles. Circular 698 addresses indirect equity transfers as well as other issues. Circular 698 is retroactively effective from January 1, 2008. According to Circular 698, where a nonresident investor who indirectly holds an equity interest in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers an equity interest in the PRC resident enterprise by selling an equity interest in the offshore holding company, and the latter is located in a country or jurisdiction where the actual tax burden is less than 12.5% or where the offshore income of its residents is not taxable, the non-resident investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days of the execution of the equity transfer agreement. The tax authorities in charge will evaluate the offshore transaction for tax purposes. In the event that the tax authorities determine that such transfer is abusing forms of business organization and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form. A reasonable commercial purpose may be established when the overall international (including U.S.) offshore structure is set up to comply with the requirements of supervising authorities of international (including U.S.) capital markets. If the SAT’s challenge of a transfer is successful, it may deny the existence of the offshore holding company that is used for tax planning purposes and subject the non-resident investor to PRC tax on the capital gain from such transfer. Since Circular 698 has a short history, there is uncertainty as to its application. We (or a nonresident investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we (or such non-resident investor) should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations (or such non-resident investor’s investment in us). In additional, the PRC resident enterprise may be required to provide necessary assistance to support the enforcement of Circular 698. On February 3, 2015, the State Administration of Tax issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-tax Resident Enterprise, or Public Notice 7. Public Notice 7 has introduced a new tax regime that is significantly different from that under Circular 698. Public Notice 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Public Notice 7 provides clearer criteria the Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China, As a result, gains derived from such indirect transfer may be subject on PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if transferee fails to withhold the taxes and the transferor fails to pay the taxes.

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

We are a “controlled company” as defined under the NASDAQ Stock Market Rules because our CEO and chairman, Mr. Weilai (Will) Zhang, beneficially owns more than 50% of voting power for the election of directors. As of the date of this annual report, Mr. Zhang holds all the issued and outstanding 2,005,497 Class B ordinary shares, each of which is entitled to twenty (20) votes. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

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

Our corporate affairs will be governed by our memorandum and articles of association, the BVI Business Companies Act, 2023 (as amended) (the “BVI Act”), and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which is applied in the British Virgin Islands by virtue of the Common Law (Declaration of Application) Act. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of all of the above, holders of our shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company.

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

Our previous principal PRC-based operating subsidiary, Hengda, was established on September 30, 1993 under the laws of PRC. All of the equity interests in Hengda are 100% owned by Stand Best. Hengda is a wholly foreign-owned enterprise in China.

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

On August 15, 2023, Hainan Kylin incorporated a 100% owned subsidiary Hubei Kylin Cloud Sevices Technology Co., Ltd (“Hubei Kylin”) in China. Hubei Kylin is engaged in the business of livestreaming ecommerce industry.

On August 18, 2023, Hainan Kylin incorporated a 100% owned subsidiary Jiangxi Kylin Cloud Sevices Technology Co., Ltd (“Jiangxi Kylin”) in China. Jiangxi Kylin is engaged in the business of management and consulting services for the livestreaming ecommerce industry.

On September 18, 2023 the Company effected the one-for-ten reverse stock split of its issued and outstanding ordinary shares.

On February 27, 2024, Antelope USA, has acquired 100% equity interests of AEHL US at a nominal price. The Company is planning to launch its energy supply business through AEHL US.

Antelope Enterprise Holdings Limited and its subsidiaries’ corporate structure as of the date of this annual report is as follows:

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

August 2023 Private Placement Offering

On August 2, 2023, the Company entered into a certain securities purchase agreement with a certain investor pursuant to which the Company agreed to sell 2,083,333 Class A ordinary shares, no par value (at a per share purchase price of $0.48. The gross proceeds to the Company from this offering are approximately $1 million, before deducting any fees or expenses. The Company plans to use the net proceeds from this Offering for the general corporate purpose.

February 2024 Warrant Exchange Agreement

On February 15, 2024, the Company entered into warrant exchange agreements with each of several holders of warrants to purchase Class A ordinary shares, no par value each, of the Company, pursuant to which the Holders agreed to surrender the warrants for cancellation and the Company agreed, in exchange, to issue 0.5 restricted Class A ordinary shares and $1.0 in cash for each warrant. The holders, collectively, owned 202,030 warrants at the time of entering into the warrant exchange agreement, and received 101,018 restricted Class A ordinary shares and $202,030 in cash upon closing of the transaction as contemplated in the warrant exchange agreements.

March 2024 Private Placement Offering

On March 15, 2024, the Company entered into a certain securities purchase agreement with certain investors, pursuant to which the Company agreed to sell 1,727,941 Class A ordinary shares, no par value each, at a per share purchase price of $1.36. The gross proceeds to the Company from this offering are approximately $2.35 million, before deducting any fees or expenses. The Company plans to use the net proceeds from this offering for the expansion of the Company’s business in the U.S., for the recruitment of personnel in the U.S. and for general corporate purpose.

On March 25, 2024, the Company entered into standby equity subscription agreements with three investors, pursuant to which, the Company shall have the right, but not the obligation, to issue to the Investors, and Investors shall have the obligation to subscribe for, each up to 10,000,000 the Class A ordinary shares of the Company, no par value each at the subscription price, which equals to the lesser of (i) the average closing price of the Class A ordinary shares during the for the three consecutive trading days commencing on the applicable Advance Notice Date (as defined in the Subscription Agreement), or (ii) $1.12. Any proceeds that the Company receives under the subscription agreements are expected to be used for the repayment of three promissory notes of the Company with an aggregate outstanding balance of approximately $6.75 million, the expansion of the Company’s business in the U.S., for the recruitment of personnel in the U.S. and for general corporate purpose.

April 2024 Warrant Exchange Agreement

On April 2, 2024, the Company entered into a warrant exchange agreement with certain holder of warrants to purchase Class A ordinary shares, no par value each, (of the Company, pursuant to which the Holder agreed to surrender the Warrants for cancellation and the Company agreed, in exchange, to issue 0.5 restricted Class A ordinary shares for each Warrant. The holder owned 60,052 warrants at the time of entering into the warrant exchange agreement, and received 30,026 restricted Class A ordinary shares upon closing of the transaction as contemplated in the warrant exchange agreement.

On April 15, 2024, the Company entered into a warrant exchange agreement with certain holder of warrants to purchase Class A ordinary shares, no par value each, (of the Company, pursuant to which the Holder agreed to surrender the Warrants for cancellation and the Company agreed, in exchange, to issue 0.5 restricted Class A ordinary shares for each Warrant. The holder owned 50,071 warrants at the time of entering into the warrant exchange agreement, and received 25,036 restricted Class A ordinary shares upon closing of the transaction as contemplated in the warrant exchange agreement.

Cash Transfers Within Our Organization

During each of the fiscal years ended December 31, 2021, 2022 and 2023, the only transfer of assets among Antelope Enterprises and its subsidiaries have consisted of cash. During that same period, there have been no distributions, dividends or loans extended by any of our direct or indirectly held subsidiaries to Antelope Enterprises. During that same period Antelope Enterprises has not declared any dividends or made any distributions to its shareholders.

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

The cash transfers within the organization during the years ended December 31, 2021, 2022 and 2023 were as follows:

For the year 2021
Company (Wire transfer from)	Company (Wire transfer to)	Amount (RMB)	Equivalent to amount (USD)	Purpose	Asset Type
Antelope Enterprise Holdings Limited	Success Winner Limited	48,304,308	7,580,000	Working capital loan to direct subsidiary	Cash
	Vast Elite Limited	12,244,951	1,921,500	Working capital loan to direct subsidiary	Cash
Success Winner Limited	Antelope Enterprise (HK) Holdings Limited	6,691,230	1,050,000	Working capital loan to direct subsidiary	Cash
	Stand Best Creation Limited	12,936,378	2,030,000	Working capital loan to direct subsidiary	Cash
Antelope Enterprise (HK) Holdings Limited	Antelope Holdings (Chengdu) Co., Ltd	4,779,450	750,000	Capital injection to direct subsidiary	Cash
Vast Elite Limited	Chengdu Future Talented Management and Consulting Co., Ltd	3,186,300	500,000	Capital contribution to direct subsidiary	Cash
Jiangxi Hengdali Ceramics Materials Co., Ltd	Jinjiang Hengda Ceramics Co, Ltd	7,000,000	1,098,453	Loan repayment to direct holding company	Cash

For the year 2022

Company (Wire transfer from)	Company(Wire transfer to)	Amount (RMB)	Equivalent to amount (USD)	Purpose	Asset Type
Antelope Enterprise (HK) Holdings Limited	Antelope Holdings (Chengdu) Co., Ltd	12,759,820	1,850,000	Working capital loan to direct subsidiary	Cash
Antelope Enterprise (HK) Holdings Limited	Antelope Ruicheng Investment (Hainan) Co., Ltd	1,456,045	406,153	Working capital loan to direct subsidiary
Antelope Enterprise (HK) Holdings Limited	Stand Best Creation Limited	13,436	1,948	Loan payback	Cash
Success Winner Limited	Antelope Enterprise (HK) Holdings Limited	14,587,578	2,115,000	Working capital loan to direct subsidiary	Cash
Success Winner Limited	Antelope Enterprise Holdings Limited	2,414,020	350,000	Loan payback	Cash
Success Winner Limited	Vast Elite Limited	555,840	80,589	Working capital loan to direct subsidiary	Cash
Antelope Enterprise Holdings Limited	Success Winner Limited	10,690,660	1,550,000	Working capital loan to direct subsidiary	Cash
Antelope Ruicheng Investment (Hainan) Co., Ltd	Hainan Kylin Cloud Services Technology Co., Ltd	2,550,000	369,715	Working capital loan to direct subsidiary	Cash
Hainan Kylin Cloud Services Technology Co., Ltd	Anhui Kylin Cloud Services Technology Co., Ltd	100,000	14,499	Working capital loan to direct subsidiary	Cash
Hainan Kylin Cloud Services Technology Co., Ltd	Hangzhou Kylin Cloud Services Technology Co., Ltd	500,000	72,493	Working capital loan to direct subsidiary	Cash
Antelope Future (Yangpu) Investment Co., Ltd	Antelope Ruicheng Investment (Hainan) Co., Ltd	2,755,000	399,437	Working capital loan to direct subsidiary	Cash
Vast Elite Limited	Stand Best Creation Limited	7,150	1,037	Loan payback	Cash

For the year 2023
Company (Wire transfer from)	Company (Wire transfer to)	Amount (RMB)	Equivalent to amount (USD)	Purpose	Asset type

Company (Wire transfer from)	Company(Wire transfer to)	Amount (RMB)	Equivalent to amount (USD)	Purpose	Asset Type
Antelope Enterprise (HK) Holdings Limited	Antelope Holdings (Chengdu) Co., Ltd	6,372,810	900,000	Working capital loan to direct subsidiary	Cash
Success Winner Limited	Antelope Enterprise (HK) Holdings Limited	7,199,300	1,016,721	Working capital loan to direct subsidiary	Cash
Success Winner Limited	Antelope Enterprise Holdings Limited	1,316,339	185,900	Loan payback	Cash
Success Winner Limited	Stand Best Creation Limited	137,432	20,000
Success Winner Limited	Vast Elite Limited	2,924	413	Working capital loan to direct subsidiary	Cash
Antelope Enterprise USA Inc	Antelope Enterprise Holdings Limited	3,540,450	500,000	Working capital loan to direct subsidiary	Cash
Antelope Enterprise (Chengdu) Co., Ltd	Chengdu Future Talented Company	110,000	15,535	Working capital loan to direct subsidiary	Cash
Hainan Kylin Cloud Services Technology Co., Ltd	Anhui Kylin Cloud Services Technology Co., Ltd	2,000,000	282,450	Working capital investment to direct subsidiary	Cash
Hainan Kylin Cloud Services Technology Co., Ltd	Hangzhou Kylin Cloud Services Technology Co., Ltd	3,500,000	494,287	Working capital investment to direct subsidiary	Cash
Hainan Kylin Cloud Services Technology Co., Ltd	Wenzhou Kylin Cloud Services Technology Co., Ltd	100	14	Working capital loan to direct subsidiary	Cash
Antelope Future (Yangpu) Investment Co., Ltd	Antelope Ruicheng Investment (Hainan) Co., Ltd	1,000	141	Working capital loan to direct subsidiary	Cash

B.	Business Overview

Overview

We are a British Virgin Islands limited liability company with no material operations. Our operations were conducted in China by our subsidiaries. We provide livestream e-commerce services, business management and information systems consulting services. In addition, we are planning to launch energy supply business in around the third quarter of 2024. We used to operate a ceramic tile manufacturing business and have divested it in 2023.

Livestreaming Ecommerce Business

Our livestreaming ecommerce business is operated in China through our 51% subsidiary, Hainan Kylin and its subsidiaries, Hangzhou Kylin and Anhui Kylin. We aim to provide one-stop solutions for our customers to adopt the emerging sales channel of livestreaming ecommerce. We believe that livestreaming ecommerce is an important growth engine for consumer good brands as it leverages the content of livestreaming to boost customers engagement and sales as it combines instant purchasing of a featured product and audience participation through a chat function or reaction buttons. Our customers usually include consumer goods brands, merchants, and small-scale ecommerce platforms. Our product management office assesses and selects the products from our customers. Then, we connect with different suppliers, usually staffing agencies that have a growing and diverse pool of hosts and influencers. We work with our suppliers to retain, grow and train the pool of hosts and influencers to provide engaging content in livestream. The hosts and influencers promote our customers’ products on various platform through livestreaming after they register and claim the jobs for livestreaming for our customers’ products via Hainan Kylin’s SaaS platform. We track the sales of products of each host on this SaaS platform and report the sales results to our customers. We charge our commissions based on the final sales results.

In addition, services and promotion fees paid to social media and e-commerce platforms are a material part of the costs of livestreaming ecommerce business in China. By leveraging our network and resources in the e-commerce industry, we provide cost-efficient promotion and placement services to our customers by offering a discounted price of DUO+, which is an advertising option available to users of Douyin, China’s most downloaded video-sharing platform (the mainland Chinese counterpart of TikTok). DOU+ is a content promotion and targeting tool developed by Douyin and available for purchase by users to boost the reach and engagement for any videos or livestreaming on its platform. We also customize the timing and target audience of the promotion placed through DOU+ for our customers to realize the optimal engagement and retention based on our industry experience. We bring even more traffic to customers which purchased DOU+ through us by engaging our own community of viewers to further boost the exposure.

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

Planned Energy Supply Business

The Company is aiming to launch energy supply business through AEHL US, formerly known as Million Star US Inc. AEHL US has taken preliminary steps in developing this business including engaging a broker to source natural gas from natural gas provider in Texas and the procurement of electricity generators. AEHL US plans to supply power to a data center in Midland, Texas. The Company anticipates that its energy supply business will start operation in the third quarter of 2024.

AEHL US also plans to generate revenue by securing hosting sites for cryptocurrency mining operators as it leverages anticipated cost-effective electricity costs.

Ceramic Tile Business

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

Customers

Livestreaming Ecommerce Business

For the year ended December 31, 2023, we had one customer which accounted 36.5% of the total revenue generated from the livestreaming ecommerce business . We expect to scale and add more new customers as we operate in a dynamic and competitive industry. With the addition of new customers, we believe customer concentration will decline over time even as we expect to continue to grow our relationships with existing large customers.

Business Management Consulting Services

Our business and profitability of our business management and consulting business is not materially dependent on any industrial, commercial or financial contract with any of our business management consulting customers. Our business management and consulting revenue accounted for 1.4% of our total revenue for the year ended December 31, 2023. None of our directors or executive officers or their respective affiliates has any interest, direct or indirect, in any of our customers.

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

Major Suppliers & Raw Materials

Livestreaming Ecommerce Business

For the year ended December 31, 2023, there was one vendor that accounted for 16.1%, for the total purchase of the livestreaming ecommerce business. Our business or profitability is not materially dependent on any industrial, commercial or financial contract with any of our suppliers of livestreaming ecommerce business.

Business Management and Consulting Business

For the year ended December 31, 2023, there was one vendor accounted for 100%, for the total purchases of the business management consulting business. Our business or profitability is not materially dependent on any industrial, commercial or financial contract with any of our suppliers of business management and consulting business.

None of our officers or directors or their respective affiliates has any interest, direct or indirect, in any of the above major suppliers. There are no arrangements or understanding with any suppliers pursuant to which any of our directors and executive officers were appointed.

Research and Development

Livestreaming Ecommerce Business

Our research and development team for the livestreaming ecommerce business focus on developing the SaaS platform to provide comprehensive services to our consumer goods brands customers, including refining our search algorithm for a compatible group of hosts and influencers based on the products feature of our customers. We also hired an outside consultant to help upgrade the SaaS platform. As of December 31, 2023, our research and development team for livestreaming ecommerce business had 8 employees and 42 independent contractors.

Business Management and Information System Business

We currently do not have a designated team of research and development for this business line.

Our research and development costs were approximately RMB 0.14 million, RMB 1.27 million and RMB 1.43 million for fiscal years 2021, 2022 and 2023.

Competition

Our livestreaming ecommerce business face intense competition from our existing competitors and new market entrants.

Our major competitors primarily fall into two categories: established players in the livestreaming space and traditional retail giants who have made significant investments in this emerging sector.

We distinguish our products and services by specializing in providing engaging livestreaming experiences, establishing strong relationships with our suppliers, and leveraging data and analytics to optimize our operations and marketing strategies.

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

Except as disclosed above, as of December 31, 2023, our business or profitability is not materially dependent on any other trademarks, copyrights, registered designs, patents, grant of licenses from third parties, new manufacturing processes or other intellectual property rights.

Legal Proceedings

We are currently not involved in any legal proceedings; nor are we aware of any claims that could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Seasonality

Seasonality plays a significant role in the operation and strategic planning of our business in the live streaming e-commerce industry. We observe close patterns between consumer demand, sales volume, marketing activities, and seasonal variations.

During peak seasons such as holidays, major shopping festivals, and special occasions, consumer demand and engagement tend to surge. This is a crucial time for us to ramp up our live streaming activities, offering attractive promotions, discounts, and unique content to capture the attention of our audience and drive sales. We collaborate closely with our suppliers to ensure a diverse range of products that cater to seasonal demands, and our influencer team strives to create engaging events that resonate with our target audience.

During the quieter seasons, however, we focus on optimizing the product offerings, enhancing our live streaming technology, and strengthening our relationships with creators and suppliers. This enables us to prepare for the upcoming busy periods and ensures that we are well-positioned to seize any opportunities that arise.

To mitigate the risks associated with seasonality, we also leverage data analysis to monitor consumer trends and adjust our strategies accordingly. We analyze sales data, user engagement metrics, and market feedback to identify patterns and insights that inform our decision-making.

By adapting our operations and strategies to the seasonal changes in the market, we can maximize sales and build long-term relationships with our customers.

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

The following chart illustrates Antelope Enterprises’ organizational structure as of December 31, 2023:

Corporate Structure and Background

Our previous principal PRC-based operating subsidiary, Hengda, was established on September 30, 1993 under the laws of PRC. All of the equity interests in Hengda are 100% owned by Stand Best. Hengda is a wholly foreign-owned enterprise in China.

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

On August 23, 2021, Antelope Hainan incorporated a 100% owned subsidiary Antelope Investment (Hainan) Co., Ltd (“Antelope Investment”) in China.

Antelope Investment is engaged in business management and consulting services. Antelope Investment does not have any operations as of the date of this annual report.

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

On January 4, 2023, Antelope USA was incorporated under the laws of Delaware.

On August 15, 2023, Hainan Kylin incorporated a 100% owned subsidiary Hubei Kylin Cloud Sevices Technology Co., Ltd (“Hubei Kylin”) in China. Hubei Kylin is engaged in the livestreaming ecommerce industry.

On August 18, 2023, Hainan Kylin incorporated a 100% owned subsidiary Jiangxi Kylin Cloud Sevices Technology Co., Ltd (“Jiangxi Kylin”) in China. Jiangxi Kylin is engaged in the livestreaming ecommerce industry.

On February 27, 2024, Antelope USA has acquired 100% equity interests of AEHL US at a nominal price. The Company is planning to launch its energy supply business through AEHL US.

D.	Property, plant and equipment

On March 25, 2024, we entered into a lease agreement for an office space of four thousand fifty-seven (4,057) rentable square feet in Manhattan, New York. for sixty-three (63) months, unless terminated earlier pursuant to the terms thereof. The annual fixed rent is (i) $300,218 for the first year ending on June 24, 2025, (ii) $308,474 for the second year ending on June 24, 2026, (iii) $316,957 for the third year ending on June 24, 2027, (iv) $325,673 for the fourth year ending on June 24, 2028, and (v) $334,629 for the fifth year ending on June 24, 2029.

On March 25, 2024, AEHL US purchased two used Waukesha 1450 KW generators and two chillers for a total of $594,150. On April 8, 2024, AEHL US purchased two additional used Fairbanks Morse 3MW generators for a total of $690,000. On April 17, 2024, AEHL US purchased two D Volt transformers each with capacity of 2,600 KVA for $94,000. The generators, chillers and the transformers will be used in the operation of our energy supply business.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a British Virgin Islands limited liability company with no material operations. Our operations were conducted in China by our subsidiaries. We provide livestreaming ecommerce services, business management and information systems consulting services. In April 2023, we disposed of our legacy ceramic tile manufacturing business.

Livestreaming Ecommerce Business

Our livestreaming ecommerce business is operated in China through our 51% owned subsidiary, Hainan Kylin and its subsidiaries, Hangzhou Kylin and Anhui Kylin. We aim to provide a one-stop solution for our customers to enable them to utilize the growing sales channel of livestreaming ecommerce. We believe that livestreaming ecommerce is an important growth engine for consumer good brands as it leverages the content of livestreaming to boost customer engagement and sales as it combines instant purchasing of a featured product and audience participation through a chat function or reaction buttons. Our customers usually include consumer brand goods, merchants, and small-scale ecommerce platforms. Our product management office assesses and selects the products from our customers. We then connect with different suppliers, usually staffing agencies that have a growing and diverse pool of hosts and influencers. We work with our suppliers to retain, grow and train the pool of hosts and influencers to provide engaging content in livestream. The hosts and influencers promote our customers’ products on various platform through livestreaming after they register and claim the tasks for livestreaming for our customers’ products via Hainan Kylin’s SaaS platform. We track the sales of products of each host on the SaaS platform and report the sales results to our customers. We charge our commissions based on the final sales results.

In addition, services and promotion fees paid to social media and e-commerce platforms are a material part of the costs of livestreaming ecommerce business in China. By leveraging our network and resources in the e-commerce industry, we provide cost-efficient promotion and placement services to our customers by offering a discounted price of DUO+, which is an advertising option available to users of Douyin, China’s most downloaded video-sharing platform (the mainland Chinese counterpart of TikTok). DOU+ is a content promotion and targeting tool developed by Douyin and available for purchase by users to boost the reach and engagement for any videos or livestreaming on its platform. We also customize the timing and target audience of the promotion placed through DOU+ for our customers to realize the optimal engagement and retention based on our industry experience. We bring even more traffic to customers which purchased DOU+ through us by engaging our own community of viewers to further boost the exposure.

Hainan Kylin’s SaaS platform also includes a job-listing page designed especially for our enterprise customers to retain and engage freelancers and independent contractors at a cost-efficient way. We expect to further develop this function of the SaaS platform to provide value-added services to our livestreaming ecommerce customers.

Hainan Kylin started its business in September 2021. For the year ended December 31, 2023, Hainan Kylin comprised most of our ongoing business operations and accounted for 98.1% of our total revenue.

Ceramic Tile Business

We historically operated a ceramic tile business which are used for exterior siding and for interior flooring and design in residential and commercial buildings. We are manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings in China. The ceramic tiles, sold under the “HD” or “Hengda,” brands are available in over two thousand styles, colors and size combinations. Currently, we have five principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, and (v) polished glazed tiles.

For the year ended December 31, 2023, we did not produce any ceramic tiles and only had sales from our existing inventory, as compared with the year ended December 31, 2022, when we utilized production facilities capable of producing 1.4 million square meters and generated sales from newly manufactured products.

Over the last two years, the Company enacted a strategic transition to pivot towards high growth technology areas which included the acquisition of a livestreaming ecommerce business. In December 2022, the Company’s Board of Directors unanimously agreed to divest its ceramic tile building materials business. A special meeting of the Company’s shareholders was held on February 21, 2023, and the shareholders approved the sale of this business. On April 28, 2023, this transaction closed, and the Company transferred its ownership of the ceramic tile manufacturing business to New Stonehenge Limited, which, as a result, assumed all of its assets and liabilities.

Business Management and Consulting Business

We also provide business management and consulting services which consists of computer consulting services and software development through our subsidiaries in China, including Hubei Kylin, Wenzhou Kylin, Chengdu Future and Antelope Chengdu. We diagnose difficulties in infrastructure and enterprise systems and addresses business challenges that enterprises confront by developing strategies to surmount such hurdles to ensure the healthy growth and development of our customers’ businesses. Our consulting teams have advanced technological knowledge and capabilities to implement workflow solutions via proprietary software products and services to provide our customers with customized solutions to help them solve complex business problems.

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of and for the year ended December 31, 2023 and has been prepared based on the consolidated financial statements of Antelope Enterprise Holdings Limited and its subsidiaries. The consolidated financial statements of Antelope Enterprise Holdings Limited and its subsidiaries have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, or “IASB.” The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments that have been measured at fair value.

A.	Operating Results

The following table sets forth our financial results for the years ended December 31, 2023, 2022 and 2021, respectively:

RMB’000	2023	2022	2021

Net sales	510,546	286,347	71,527

Cost of goods sold	457,493	258,431	65,493

Gross profit	53,053	27,916	6,034
			-
Other income	3,728	2,966	32
Fair value unrealized gain of unlisted financial assets	-	130	-
Selling and distribution expenses	(52,392)	(16,380)	(24)
Administrative expenses	(89,047)	(22,757)	(15,975)
Bad debt reversal (expense)	-	2,751	(10,148)
Finance costs	(975)	(25)	(51)
Other expenses	(1,204)	(42)	(34)

Loss before taxation	(86,837)	(5,441)	(20,166)

Income tax expense	83	209	217

Net loss for the year from continuing operations	(86,920)	(5,650)	(20,383)

Discontinued operations
Income (loss) for the year from discontinued operations	72,461	(47,994)	(69,675)

Net loss for the year	(14,459)	(53,644)	(90,058)

Net income (loss) attributable to:
Equity holders of the Company	(14,340)	(57,918)	(88,752)
Non-controlling interest	(119)	4,274	(1,306)
Net loss for the year	(14,459)	(53,644)	(90,058)

Net income (loss) attributable to the equity holders of the Company arise from:
Continuing operations	(86,801)	(9,924)	(19,077)
Discontinued operations	72,461	(47,994)	(69,675)

The following table shows the Company’s operations by business lines for the years ended December 31, 2023, 2022 and 2021, respectively:

	For the year Ended December 31,
	2023	2022	2021
	RMB’000	RMB’000	RMB’000
Revenues
Discontinued operations
Sales of tile products	2,701	37,696	144,743
Continuing operations
Consulting income / software	7,142	12,662	13,026
Livestreaming ecommerce	503,404	273,685	58,501
Total revenues	513,247	324,043	216,270

Cost of revenues
Discontinued operations
Sales of tile products	7,557	41,245	83,436
Continuing operations
Consulting income / software	13,860	12,819	10,002
Livestreaming ecommerce	443,633	245,612	55,491
Total cost of revenues	465,050	299,676	148,929

Operating costs and expenses
Discontinued operations
Sales of tile products	3,245	25,324	20,292
Continuing operations
Consulting income / software	7,330	4,613	9,760
Livestreaming ecommerce	60,285	25,167	195
Other	74,799	9,380	10,677
Total operating costs and expenses	145,659	64,484	40,924

Bad debt expense (reversal)
Discontinued operations
Sales of tile products	(1,000)	33,365	115,407
Continuing operations
Consulting income / software	-	1,000	4,854
Livestreaming ecommerce	-	(3,751)	5,293

Total bad debt expense (reversal)	(1,000)	(30,614)	125,554

Other expenses
Discontinued operations
Sales of tile products	-	-	90
Continuing operations
Consulting income / software	-	36	34
Livestreaming ecommerce	-	6	-
Other	1,204	-	-

Total other expenses	1,204	42	124

Other income
Discontinued operations
Sales of tile products	5,716	14,244	9,389
Continuing operations
Consulting income / software	87	115	29
Livestreaming ecommerce	354	2,148	-
Other	3,287	703	2
Total other income	9,444	17,210	9,420

Loss from operations
Discontinued operations
Sales of tile products	(1,385)	(47,994)	(65,093)
Continuing operations
Consulting income / software	(13,961)	(5,691)	(11,595)
Livestreaming ecommerce	(160)	8,929	(2,478)
Other	(72,716)	(8,677)	(10,675)
Loss from operations	(88,222)	(53,433)	(89,841)

Description of Selected Income Statement Items

Revenues

Revenue from sales of livestreaming ecommerce business. Beginning in September 2021, we started to generate revenue from our livestreaming ecommerce business which is operated by Hainan Kylin and its subsidiaries. For the years ended December 31, 2023 and 2022, respectively, we generated RMB 503.4 million (US$ 71.1 million) and RMB 273.7 million (US$ 40.7 million) in revenue from this business.

Revenue from sales of ceramic tile products. We historically generated revenue from the sales of ceramic tiles, including porcelain tiles, glazed porcelain tiles, glazed tiles, rustic tiles and polished glazed tiles, net of rebates and discounts. For the years ended December 31, 2023 and 2022, respectively, we generated RMB 2.7 million (US$ 0.4 million) and RMB 37.7 million (US$ 5.6 million) in revenue from this business.

Revenue from business management and information system consulting services. We also generated revenue from business management consulting, information system technology consulting services, including the sales of software use rights for digital data deposit platforms and asset management systems. For the years ended December 31, 2023 and 2022, we generated RMB 7.1 million (US$ 1.0 million) and RMB 12.7 million (US$ 1.9 million).

Cost of revenues

Cost of revenues for livestreaming ecommerce. Cost of sales for the livestreaming ecommerce was RMB 443.6 million (US$ 62.7 million) and RMB 245.6 million (US$ 36.5 million) for the years ended December 31, 2023 and 2022, mainly consisting of professional costs for outsourcing technology services.

Cost of revenues for tile products. Cost of revenues for tile products consists of costs directly attributable to production, including the cost of clay, color materials, glaze materials, coal, salaries for staff engaged in production activity, electricity, depreciation, packing materials and related expenses. For the years ended December 31, 2023 and 2022, we had cost of revenues related to tile products of RMB 7.6 million (US$ 1.1 million) and RMB 41.2 million (US$ 6.1 million), respectively.

Cost of revenues for business management and information system consulting services. For the years ended December 31, 2023 and 2022, we had cost of revenues related to business management and consulting income of RMB 13.9 million (US$ 2.0 million) and RMB 12.8 million (US$ 1.9 million), which mainly consisted of professional costs for outsourcing technology services.

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

Income taxes. Our subsidiaries in the PRC are subject to the PRC Enterprise Income Tax Law, from January 1, 2021 to December 31, 2021, small and low-profit enterprises with annual taxable income not exceeding RMB 1 million, the actual income to be taxed was further lowered to 12.5% of annual taxable income, and the tax rate will be 20%; From January 1, 2022 to December 31, 2024, small and low-profit enterprises with annual taxable income exceeding RMB 1 million but not more than RMB 3 million, the actual income to be taxed will be further lowered at 25% of annual taxable income, and the corporate income tax is paid at the rate of 20%.

Results of Operations

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

Revenue from livestreaming ecommerce.

For the year ended December 31, 2023 and 2022, revenue from the livestreaming ecommerce was RMB 503.4 million (US$ 71.1 million) and RMB 273.7 million (US$ 40.7 million), representing an increase of RMB 229.7 million, or 84%. The significant increase was because the rapid growth of livestreaming industry ecommerce in China, and increase of our clientele base. In the year of 2023, the Company had business engagements with more than 70 clients, which represented an increase of nearly 13 clients compared to the same period in 2022. Among these clients, the top five major clients generated revenue of RMB 389 million in the year of 2023. Additionally, the sales of customized DOU+ services to the Company’s customers contributed revenue of over RMB 38.2 million (US$ 5.4 million).

Revenue from sales of tile products.

Revenue from sales of tile products was RMB 2.7 million (US$ 0.4 million) for the year ended December 31, 2023, compared to RMB 37.7 million (US$ 5.6 million) for the year ended December 31, 2022, representing a decrease of RMB 35.0 million, or 92.8%. The decrease in revenue was primarily due to the continued slow real estate and construction industry in China, as a result, we discontinued operation of this segment in April 2023.

Revenue from business management and information system consulting services.

Revenue from business management and information system consulting services was RMB 7.1 million (US$ 1.0 million) for the year ended December 31, 2023, compare to RMB 12.7 million (US$ 1.9 million) for the year ended December 31, 2022, representing a decrease of RMB 5.5 million or 44%. The decrease in revenue was mainly from Chengdu Future. Due to intense market competition and lack of efficient marketing and promotional efforts, Chengdu Future was unable to attract and obtain new customers for the year ended December 31, 2023, and this segment only generated revenue from the service contracts that were previously entered into; we recorded consulting revenue over the service term, however, there were a few service agreements that were early terminated. In addition, management focused more attention and allocated more resources to the livestreaming ecommerce segment.

Cost of revenues for livestreaming ecommerce.

Cost of sales for the livestreaming ecommerce was RMB 443.6 million (US$ 62.7 million) and RMB 245.6 million (US$ 36.5 million) for the years ended December 31, 2023 and 2022. For the year ended December 31, 2023 and 2022, our cost of sales mainly consisted of professional costs for outsourcing technology services. The increase in the cost of revenues for our livestreaming ecommerce resulted from the rapid growth of this business. In addition, the cost for the sales of customized DOU+ was RMB 37.9 million (US$ 5.3 million).

Cost of revenues for sales of tile products.

Cost of revenues for sales of tile products was RMB 7.6 million (US$ 1.1 million) for the year ended December 31, 2023 compared to RMB 41.3 million (US$ 6.1 million) for the year ended December 31, 2022, representing a decrease of RMB 33.7 million, or 82%. The decrease in cost of sales was primarily due to discontinued operations of this segment.

Cost of revenues for business management and information system consulting services.

Cost of revenues for business management and consulting services was RMB 13.9 million (US$ 2.0 million) and RMB 12.8 million (US$ 1.9 million) for the year ended December 31, 2023 and 2022. We amortized prepaid consulting expenses to our service provider over the service term.

Gross profit for livestreaming ecommerce. Gross profit for the livestreaming ecommerce was RMB 59.8 million (US$ 8.4 million) and RMB 28.1 million (US$ 4.2 million) for the years ended December 31, 2023 and 2022.

Gross loss for sales of tile products. Gross loss for the tile products was RMB 4.9 million (US$ 0.7 million) and RMB 3.5 million (US$ 0.5 million) for the years ended December 31, 2023 and 2022.

Gross loss for business management and consulting. Gross loss for the business management and consulting services was RMB 6.7 million (US$ 0.9 million) and RMB 0.2 million (US$ 23,331) for the year ended December 31, 2023 and 2022.

Other income. Other income for the year ended December 31, 2023 was RMB 3.7 million (US$ 0.5 million), as compared to RMB 3.0 million (US$ 0.4 million) for the same period of 2022. For the year ended December 31, 2023, other income mainly consisted of a government grant of RMB 303,000, interest income of RMB 2.1 million, loan forgiveness of RMB 1.2 million and other income RMB 127,000. For the year ended December 31, 2022, other income mainly consisted of a government grant of RMB 0.8 million and waiver of payment for VAT receivable of 1.4 million from Hainan Kylin, interest income of RMB 0.7 million and exchange gain of RMB 73,203.

For both 2023 and 2022, we had other income from the discontinued operation of RMB 5.7 million (US$ 0.8 million) and RMB 14.2 million (US$2.1 million), which were mainly attributable to the income from leasing out one of the production lines from our Hengdali facility pursuant to an eight-year lease contract.

Selling and distribution expenses. Selling and distribution expenses were RMB 52.4 million (US$ 7.4 million) for the year ended December 31, 2023, compared to RMB 16.4 million (US$ 2.4 million) for the year ended December 31, 2022, representing an increase of RMB 36.0 million, or 220%. The increase in selling and distribution expenses was primarily due to an increased advertising and promotion expense of RMB 38.0 million, an increased payroll expense of RMB 0.2 million, and an increased travel expense of RMB 0.2 million, due to the significant growth of our livestreaming ecommerce business which was partly offset by decreased commission expense of RMB 2.6 million. For the years ended December 31, 2023 and 2022, we had selling and distribution expenses RMB 1.5 million (US$ 0.2 million) and RMB 5.9 million (US$ 0.9 million) from our discontinued operations.

Administrative expenses. Administrative expenses were RMB 89.0 million (US$ 12.6 million) for the year ended December 31, 2023, compared to RMB 22.8 million (US$ 3.4 million) for the year ended December 31, 2022, representing an increase of RMB 66.3 million, or 291%. The increase in administrative expenses was primarily due to an increase in (i) stock compensation expense of RMB 30.5 million, (ii) an RMB 0.2 million increase in research and development expenses, (iii) an RMB 4.9 million increase in payroll expenses, (iv) an RMB 1.2 million increase in legal fee, (v) an RMB 15.2 million increase in professional fee, (vi) an RMB 0.2 million increase in business appraisal fee, (vii) an RMB 10.5 million increase in business entertainment and promotion expense resulting from our new subsidiaries and increased sales, (ix) an RMB 0.3 million increase in office expenses, (x) an RMB 0.3 million increase in Nasdaq listing fee, (xi) an RMB 0.6 million increase in rent expense, (xii) an RMB 0.3 million increase in the annual meeting fee, (xiii) an RMB 0.7 million increase in standstill fee on note, (xv) an RMB 0.4 million increase in amortization of OID expense, and (xvi) an RMB 1.0 million increase in other G&A expenses due to the increased expense resulting from our new subsidiaries. For the years ended December 31, 2023 and 2022, we had administrative expenses of RMB 1.4 million (US$ 0.2 million) and RMB 51.3 million (US$ 7.6 million) from discontinued operations.

Bad debt expense (reversal). Bad debt reversal was RMB nil (US$ nil) for the year ended December 31, 2023, compared to RMB 2.8 million (US$ 0.4 million) for the year ended December 31, 2022. We recognize a loss allowance for expected credit loss on our financial assets, primarily on trade receivables, which are subject to impairment under IFRS 9, Financial Instruments, first effective for year 2018. We believe that we have undertaken appropriate measures to resolve the bad debt expense. For the year ended December 31, 2023 and 2022, we have bad debt reversal of RMB 1.0 million (US$ 0.1 million) and bad debt expense of RMB 33.4 million (US$ 5.0 million) from discontinued operations.

Finance costs. Finance costs were RMB 1.0 million (US$ 0.1 million) for the year ended December 31, 2023, compared to RMB 25,000 (US$ 3,715) for the year ended December 31, 2022. The increase was mainly due to the increase of interest expense on convertible note. For the years ended December 31, 2023 and 2022, we had a financial cost of RMB 0.3 million (US$ 42,290) and RMB 1.5 million (US$ 0.2 million) from discontinued operations.

Other expenses. Other expenses were RMB 1.2 million (US$ 0.2 million) for the year ended December 31, 2023, as compared to RMB 42,000 (US$ 6,000) for the year ended December 31, 2022, representing an increase of RMB 1.2 million or 2,767%. The increased other expenses were mainly due to a loss from conversion of note payable in 2023.

Income (loss) before taxation. Loss before taxation was RMB 86.8 million (US$ 12.3 million) for the year ended December 31, 2023, as compared to RMB 5.4 million (US$ 0.8 million) for the year ended December 31, 2022. The increase in loss before taxation was mainly due to an increase in selling and distribution expense, increased administrative expenses, and a decrease in the reversal of the bad debt expense of our continued operations, which was partly offset by increased gross profit as described above. For the years ended December 31, 2023 and 2022, we had a loss before taxation of RMB 1.4 million (US$ 0.2 million) and RMB 48.0 million (US$ 7.1 million) from discontinued operations. In addition, we had a RMB 73.8 million (US$ 10.6 million) gain from disposal of our tile subsidiaries.

Income taxes. We incurred an income tax expense of RMB 83,000 (US$ 12,000) for the year ended December 31, 2023 compared to an income tax expense of RMB 209,000 (US$ 31,000) for the year ended December 31, 2022.

Net loss attributable to equity holders of the Company. Net loss attribute to equity holders of the Company was RMB 14.3 million (US$ 2.0 million) for the year ended December 31, 2023, as compared to a loss attributable to the Company’s shareholders of RMB 57.9 million (US$ 8.1 million) for the year ended December 31, 2022. The decrease in net loss attributable to shareholders in 2023 was attributable to the gain on disposal of discontinued operations of RMB 73.8 million (US$ 10.4 million).

Net income (loss) attributed to non-controlling interest. Net loss attributed to non-controlling interest was RMB 119,000 (US$ 17,000) and net income of RMB 4.3 million (US$ 0.6 million) for the years ended December 31, 2023 and 2022. The non-controlling interest represents the 49% ownership of Hainan Kylin and its subsidiaries.

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

Cost of revenues for business management and information system consulting services. Cost of sales for business management and consulting services was RMB 12.8 million (US$ 1.9 million) and RMB 10.0 million (US$ 1.6 million) for the years ended December 31, 2022 and 2021.

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

Net loss attributable to equity holders of the Company. Net loss attribute to equity holders of the Company from continue operation was RMB 57.9 million (US$ 8.1 million) for the year ended December 31, 2022, as compared to a loss attributable to the Company’s shareholders of RMB 88.8 million (US$ 13.9 million) for the year ended December 31, 2021. The decrease in net loss attributable to shareholders in 2022 was attributable to the reasons described above.

Net income (loss) attributed to non-controlling interest. Net income attributed to non-controlling interest was RMB 4.3 million (US$ 0.6 million) and net loss of RMB 1.3 million (US$ 0.2 million) for the years ended December 31, 2022 and 2021, respectively. Non-controlling interest represented the 49% ownership of Hainan Kylin and its subsidiaries.

B.	Liquidity and Capital Resources

The following table presents a summary of our cash flows and beginning and ending cash balances for the years ended December 31, 2023, 2022 and 2021:

RMB (‘000)	2023	2022	2021
Net cash used in operating activities	(60,346)	(15,452)	(8,123)
Net cash generated from / (used in) investing activities	18,540	(10,490)	(1,279)
Net cash generated from financing activities	42,805	2,272	24,397
Net cash flow	999	(23,670)	14,995
Cash and cash equivalents at beginning of year	4,242	27,880	12,344
Effect of foreign exchange rate differences	(1,433)	32	541
Cash and cash equivalents at end of year	3,808	4,242	27,880

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

On January 10, 2023, the Company entered into a certain securities purchase agreement with Mr. Weilai (Will) Zhang, the Chief Executive Officer of the Company, Mr. Ishak Han, a director of the Company, and another sophisticated purchaser, pursuant to which the Company agreed to sell 1,625,000 ordinary shares (pre-reverse split), at a per share purchase price of $0.80. The offering was unanimously approved by the disinterested directors and the board of directors of the Company. The gross proceeds to the Company from this offering are $1.3 million, before deducting any fees or expenses. The Company plans to use the net proceeds from this offering for the expansion of its social ecommerce business and general corporate purposes. The offering closed on January 12, 2023.

On January 13, 2023, the Company entered into a certain securities purchase agreement with a certain purchaser, pursuant to which the Company agreed to sell 1,234,568 ordinary shares (pre-reverse split), at a per share purchase price of $0.81, the closing price of the Ordinary Shares on the Nasdaq Capital Market as of January 10, 2023. The gross proceeds to the Company from this Offering are approximately $1 million, before deducting any fees or expenses. The Company plans to use the net proceeds from this offering for the expansion of its social ecommerce business and for general corporate purposes.

On March 30, 2023, the Company entered into a certain securities purchase agreement with five sophisticated investors, pursuant to which the Company agreed to sell 5,681,820 Class A ordinary shares (pre-reverse split), at a per share purchase price of $0.88. The gross proceeds to the Company from this offering are approximately $5 million, before deducting any fees or expenses. The Company has issued the Shares on April 12, 2023 and the Offering was closed on the same day as all closing conditions were satisfied. The Company plans to use the net proceeds from this offering for general corporate purposes.

On August 2, 2023, Antelope Enterprise Holdings Limited entered into a certain securities purchase agreement with a certain investor, pursuant to which the Company agreed to sell 2,083,333 Class A ordinary shares (pre-reverse split), at a per share purchase price of $0.48 (the “Offering”). The gross proceeds to the Company from this Offering are approximately $1 million, before deducting any fees or expenses. The Company has issued the Class A ordinary shares on August 2, 2023 and the Offering was closed on the same day as all closing conditions were satisfied. The Company plans to use the net proceeds from this Offering for general corporate purposes.

On July 26, 2023, the Company entered into a Note Purchase Agreement with an investor, pursuant to which the Company issued to the Purchaser an unsecured Promissory Note of $1,070,000, for $1,000,000 in gross proceeds. The Note included an original issue discount (“OID”) of $50,000 along with $20,000 for investor’s fees, costs and other transaction expenses in connection with the issuance of the note. The OID was recognized as a debt discount is amortized over the life of the note. The Note bears interest at 8% per annum compounding daily, and has a term of 18 months. All outstanding principal and accrued interest on the Note will become due and payable eighteen (18) months after the purchase price of the Note is delivered by Purchaser to the Company (the “Purchase Price Date”). The Company may prepay all or a portion of the Note at any time by paying 120% of the outstanding balance elected for pre-payment. The Investor has the right to redeem the Note at any time six (6) months after the Purchase Price Date (the “Redemption Start Date”), subject to maximum monthly redemption amount of $200,000. The Company should pay the applicable redemption amount in cash to the Investor within three (3) Trading Days following the investor’s delivery of a redemption notice. Under the Note Purchase Agreement, while the Note is outstanding, the Company agreed to keep adequate public information available and maintain its Nasdaq listing.

Cash flows from operating activities.

Our net cash used in operating activities was RMB 60.3 million (US$ 8.5 million) for the year ended December 31, 2023, an increase of RMB 45.0 million as compared to a cash inflow of RMB 15.5 million for the year ended December 31, 2022. The increase of cash outflow was mainly due to an increase in cash outflow on loan receivable of RMB 36.8 million, an increase in cash outflow on other receivables and prepayments of RMB 0.3 million, decreased cash inflow on trade receivables of RMB 4.3 million, increased cash outflow from trade payables of RMB 3.5 million, and an increase in operating cash outflow before working capital changes of RMB 30.4 million, which were partly offset by a decrease in cash outflow from unearned revenue of RMB 15.7 million, a decrease in cash outflow on accrued liabilities and other payables of 2.8 million, and a decrease in cash outflow on taxes payable of $2.6 million. Also, there was cash inflow from operating activities of RMB 14.1 million and RMB 5.0 million from our discontinued operations for the years ended December 31, 2023 and 2022, respectively.

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

Cash flows from investing activities.

Net cash generated from investing activities for the year ended December 31, 2023 was RMB 18.5 million (US$ 2.6 million), compared to a cash outflow of RMB 10.5 million for the year ended December 31, 2022. The decrease in cash outflow was mainly due to the decrease in restricted cash of RMB 4.1 million, decrease in available-for-sale financial asset of RMB 16.2 million and increase cash inflow on notes receivable of RMB 9.4 million, which was partly offset by increased cash outflow on acquisition of fixed assets of RMB 0.5 million and increased cash outflow from cash disposed as a result of disposal of subsidiaries of RMB 0.3 million.

Net cash used in investing activities for the year ended December 31, 2022 was RMB 10.5 million (US$ 1.6 million), compared to a cash outflow of RMB 1.3 million for the year ended December 31, 2021. The increase in cash outflow was mainly due to the increase in restricted cash and increase in available-for-sale financial asset.

Cash flows from financing activities.

Net cash generated from financing activities was RMB 42.8 million (US$ 6.0 million) for the year ended December 31, 2023, compared to net cash generated from financing activities of RMB 2.3 million for the year ended December 31, 2022, primarily due to an increase in the issuance of share capital by RMB 53.2 million for the year ended December 31, 2023, which was partly offset by a decrease in capital contribution from noncontrolling interest of RMB 2.5 million, increase of due from related parties of RMB 9.3 million, decrease in proceeds from promissory note of RMB 1.7 million and decrease in payment of lease liabilities of RMB 0.4 million. For the year ended December 31, 2023 and 2022, net cash used in financing activities includes a cash outflow of RMB 14.3 million (US$ 2.1 million) and RMB 14.3 million from our discontinued operations, respectively.

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

Cash and bank balances from continuing operations were RMB 3.8 million (US$ 0.5 million) as of December 31, 2023, as compared to RMB 3.9 million as of December 31, 2022.

As of December 31, 2023, our total outstanding bank loan amounts were nil.

There were no commitments for advertising and insurance expenditure as of December 31, 2023.

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

Credit Management

Credit terms from our suppliers

Our typical credit terms from our major vendors are from 1 to 4 months after the service have been delivered.

Our average trade payables’ turnover for our livestreaming ecommerce for the year ended December 31, 2023 and 2022 are as follows:

	2023	2022
Trade payables (RMB’000)	-	3,079
Trade payables turnover (days) (1)	1	3

(1)	The average trade payables’ turnover is computed based on the formula: (simple average opening and closing trade payables balance, net of value-added tax in facial year / purchases) × 365days.

Capital Expenditures

Historically, our capital expenditures primarily consist of expenditures on property, plant and equipment. The capital expenditures for the years ended December 31, 2023 and 2022 were RMB 500,000 and RMB 22,000, respectively.

Contractual Obligations

Our contractual obligations consist mainly of debt obligations, operating lease obligations and other purchase obligations and commitments, and will be paid off with our cash flow from operations. The following table sets forth a breakdown of our contractual obligations (including both interest and principal cash flows) as of December 31, 2023:

	Payment Due by Period
		Less than 1	1-3	3-5	More than 5
	Total	year	years	years	years
Short-term debt obligations	—	—	—	—	—
Promissory note	14,991	7,597	7,394	—	—
Total	14,991	7,597	7,394	—	—

Off-Balance Sheet Arrangements

We do not have any outstanding off-balance arrangements and have not entered into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

Impact of Inflation

The general annual inflation rate in China was approximately 2.0% in 2022, and 2.1% in 2023 according to the National Bureau of Statistics. Our results of operations may be affected by inflation, particularly rising prices for energy, labor costs, raw materials and other operating costs. See “Item 3. Key Information — Risk Factors — Risks relating to our business. If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.”

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

Cash and bank balances

Our bank deposits are placed with reputable banks in the PRC, Hong Kong and the United States. The credit exposure of our cash and bank balances (excluding restricted cash) as of December 31, 2023 and 2022 were RMB 3,808,000 and RMB 3,936,000, respectively.

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

The table below summarizes the maturity profile of the liabilities based on contractual undiscounted payments:

	As of December 31, 2023
		More than 1
		year but less
	Within 1 year	than 5 years	Total
	RMB’000	RMB’000	RMB’000
Trade payables	—	—	—
Amounts owed to related parties	553	—	553
Note payable	7,597	7,394	14,991
Total	8,150	7,394	15,544

(iii)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of our financial instruments will fluctuate because of changes in market interest rates.

Our interest-bearing bank deposits and borrowings were nil as of December 31, 2023.

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

As of December 31, 2023 and 2022, nearly all of our monetary assets and monetary liabilities were denominated in RMB except certain bank balances, other payables and note payables which were denominated in US dollars and HKD.

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

D.	Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Critical Accounting Policies and Judgment

The preparation of the consolidated interim financial statements, which have been prepared in accordance with International Accounting Standard (“IAS”) as issued by the International Accounting Standards Board (“IASB”), requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates and judgments are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may materially differ from these estimates under different assumptions or conditions.

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

All of our leases are operating leases for the years ended December 31, 2023, 2022 and 2021.

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

F.	Critical accounting estimates and assumptions

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

Impairment loss recognized in respect of property, plant and equipment

As of December 31, 2023, the net carrying amount of property, plant and equipment was approximately RMB 1,146,000 (2022: RMB 1,006,000). No impairment loss was recognized for the years ended December 31, 2023 and 2022. Determining whether property, plant and equipment are impaired requires an estimation of the recoverable amount of the property, plant and equipment. Such an estimate was based on certain assumptions which are subject to uncertainty and might materially differ from the actual results.

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

The Company recognized bad debts reversal of RMB nil and RMB 2.8 million for the years ended December 31, 2023 and 2022, respectively. The Company’s discontinued operation recognized bad debts reversal of RMB 1.0 million and RMB 74.9 million for the years ended December 31, 2023 and 2022.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our current directors and executive officers are:

Name	Age	Position
Weilai (Will) Zhang	50	Chair of the Board and Chief Executive Officer
Hen Man Edmund	50	Chief Financial Officer
Dian Zhang (1)(2)(3)(4)	39	Director
Ishak Han(1)(2)(3)	36	Director
Huashu Yuan (1)(2)(3)	27	Director
Song Chungen (1)(2)(3)	47	Director
Tingting Zhang	29	Executive Director and Corporate Secretary
Xiaoying Song	33	Director
Junjie Dong	37	Executive Director
Houyou Zhang	45	Executive Director

(1)	Member of audit committee

(2)	Member of compensation committee

(3)	Member of nominations committee

(4)	Audit committee financial expert

Mr. Weilai Zhang has served as our Chief Executive Officer since January 2023 and joined our Board in February 2023. From 2011 to 2020, he acted as the chairman of Huitong Tianxia Investment Ltd., an investment company. Since 2020, Mr. Zhang has acted as the chairman of Jinke Yulv Technology Co., Ltd., which is an International Technology firm in China. Mr. Zhang completed the course and obtained a Diploma in Capital and M&A Entrepreneurship from Fudan University in 2021, and a Diploma in Finance and Capital Investment from Southwest University in Finance and Economics in 2014.

Mr. Hen Man Edmund has served as our Chief Financial Officer since November 20, 2009. Mr. Hen is responsible for the corporate finance function and oversees matters relating to compliance and reporting obligation of our company. Prior to joining us, Mr. Hen was a Financial Controller of a switchgear manufacturer in Sichuan PRC and was responsible for the corporate finance function of the company. Prior to that, Mr. Hen was the accountant of Dickson Concepts (International) Ltd., a public listed company in Hong Kong and oversaw the accounting and financial administration of the company. He also worked at a variety of international accountancy firms, including Deloitte Touche Tohmatsu, in assurance and advisory services during the period from 1995 to 2001. Mr. Hen obtained his Bachelor’s Degree in Science from the University of East Anglia, United Kingdom in 1995, and a Master’s Degree in Professional Accounting from University College London in 2022. He is a member of the Institute of Chartered Accountants in England and Wales and a member of the Hong Kong Institute of Certified Public Accountants.

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

Mr. Song Chungen joined our Board in November 2019 as an independent member of the Board as well as a member of Audit, Compensation and Nominating Committees, to fill the vacancy following Liu Jun’s resignation. From 2009 to present, Song Chungen has been a practicing lawyer at Guangdong Weihao Law firm. He obtained his law license in May 2003, and in November 2009, he obtained Securities Qualification in China. Song Chungen holds a Bachelor’s degree in Law from Sun Yat Sen University (2007).

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

Ms. Xiaoying Song has extensive experience in business administration and operations as well as investment management, and has been a co-founder of several companies. From 2020 to 2023, she has acted as the chief executive officer and the co-founder of Sichuan Huanyu Interchange Group Co., Ltd, which operates as a bidding agency for contracts, and engages in engineering supervision, construction labor subcontracting and other related businesses. From 2016 to 2019, Ms. Song has acted as the chief executive officer and the co-founder of Chengdu Houshi Technology Co., Ltd, which engages in technology development, technical services and information technology consulting service. From 2013 to 2016, Ms. Song has acted as the chief executive officer and the co-founder of Chengdu Huaxin Wealth Management Co., Ltd, an investment management, investment consulting, and business services firm. Ms. Song obtained an Associate’s Degree in Air Crew from Nanchang Institute of Technology in 2013.

Mr. Junjie Dong is currently the Chief Technology Officer of Antelope Holdings (Chengdu) Co., Ltd., a wholly owned subsidiary of the Company that is engaged in computer consulting and software development. Mr. Dong is responsible for its strategic direction and overseeing its technological advancements, and he has held this position since July 2023. From February 2018 to July 2023, Mr. Dong was the Chief Executive Officer (“CEO”) of Shenzhen Hongtaiju Technology Development Co., Ltd., an information technology company, where he was mainly responsible for the company’s strategic planning and operational management. From August 2015 to December 2018, Mr. Dong was CEO of Shenzhen Weidai Yingxing Financial Services Co., Ltd, a company that provides financial services. From May 2013 to July 2015, he was the CEO of Shenzhen Hongtaiju Investment Consulting Co., Ltd., a company that provides financial services. Mr. Dong attended Hainan Vocational College of Science and Technology from March 2015 to December 2018, and received the junior college degree.

Mr. Houyou Zhang has been a director of YiXiang International LLC since March 2023, where he secures projects for investment and conducted due diligence. From May 2017 to October 2022, Mr. Zhang was the chairman of Shanghai KKM Asset Management Cok., Ltd., a firm that he founded and where he was engaged in investment and asset management. Mr. Zhang is experienced in quantitative trading in China with 20 years of experience in the finance industry, and he has published widely on finance and investments. Mr. Zhang received a Bachelor’s degree in Engineering from Sichuan University in 2002.

There are no family relationships among our directors or officers.

The business address of each party described above is Suite 7540, The Empire State Building, 350 Fifth Avenue, New York, New York 10118.

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

Director Compensation

The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2023 to each of our non-employee directors for such person’s service as a director (including contingent or deferred compensation accrued during 2023):

		Value of
	Compensation	Options (1)
Name and Principal Position	RMB	RMB	Total RMB
Song Chungen	1,005,346		1,005,346
Dian Zhang	1,508,019		1,508,019
Huashu Yuan	153,334		153,334
Tingting Zhang	1,256,682		1,256,682
Ishak Han	2,725,341		2,725,341
Xiaoying Song	0	-	0

Executive Officers

The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2023 to each of our officers for such person’s service as an officer (including contingent or deferred compensation accrued during 2023, but not including any amounts paid to such persons for their services as directors):

			Value of Stock
	Salary	Bonus	Compensation		Total
Name and Principal Position	RMB	RMB	RMB		RMB
Weilai Zhang, CEO	602,218		5,431,424	(1)	6,033,641
Hen Man Edmund, CFO	744,038		638,991	(2)	1,383,029

(1)	Weilai Zhang received 27,080 Class A ordinary shares and 107,721 Class B ordinary shares as his compensation for the year ended on December 31, 2023.
(2)	Hen Man Edmund received 28,378 Class A ordinary shares as his compensation for the year ended on December 31, 2023.

Retirement Benefits

As of December 31, 2023, we have contributed to the government-mandated employee welfare and retirement benefit plan and provided pension, retirement or similar benefits to its employees. The PRC regulations require us to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. We have no further commitments beyond our monthly contribution.

Employment Agreements

We entered into employment agreements with the following officers: Weilai Zhang, CEO and Hen Man Edmund, CFO,

●	The term of the employment agreements is three years (January 5, 2023 to January 4, 2026 for Weilai Zhang), three years (October 1, 2022 to September 30, 2025 for Hen Man Edmund).

●	From October 1, 2022, Hen Man Edmund received compensation of RMB 61,074 (HKD 70,200) per month.

●	Weilai Zhang’s employment agreement was amended on April 1 to reflect that he shall receive 500,000 Class B Ordinary Shares per year, starting from January 1, 2024. The board of directors of the Company approved to issue 1,500,000 Class B ordinary shares in advance, to Mr. Zhang, as the compensation for his services for the three years commencing on January 1, 2024 and ending on December 31, 2026, provided that, in the event Mr. Zhang’s employment is terminated earlier than December 31, 2026, Mr. Zhang shall return the Class B ordinary shares proportionately.

●	We may dismiss any of the above officers if any of the following events occurs with respect to the officer: (1) failure to show up for work, (2) failure to provide required documents, (3) falsification of documents, criminal record, etc., (4) serious violation of such officers’ labor rules and of regulations, (5) serious lapse of duties and responsibilities, (6) activities that violate regulations, resulting in loss of more than RMB 4,000, (7) operation of his own business during the term of his employment, (8) criminal prosecution and labor punishment, (9) request by the officer to resign, (10) causing us to sign or change any contract through fraud, coercion and other fraudulent means, or (11) other situations stipulated by law and statutes.

●	Each officer is subject to the non-compete provisions of the agreement for a period of three years following termination of the employment agreement and non-solicitation provisions of the agreement for a period of two years following termination of the employment agreement.

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

Antelope Enterprise Holdings Limited 2024 Equity Compensation Plan

On March 26, 2024, the Board of Directors of the Company (the “Board”) approved the 2024 Equity Compensation Plan (the “Plan”) is to attract and retain outstanding individuals as employees, directors and consultants of the Company and its subsidiaries, to recognize the contributions made to the Company and its Subsidiaries by such individuals and to provide them with additional incentive to expand and improve the profits and achieve the objectives of the Company

The 2024 Plan is administered by the Board. The Board, in its sole discretion, will determine the eligible individuals to whom, and the time or times at which awards will be granted, the form and amount of each award, the expiration date of each award, the time or times within which the awards may be exercised, the cancellation of the awards and the other limitations, restrictions, terms and conditions applicable to the grant of the awards.

The total number of shares that may be issued under the 2024 Plan is (i) initially 1,000,506 Class A ordinary shares. The Board may, in its discretion, (a) grant shares under the 2024 Plan to any participant without consideration from such Participant or (b) sell shares under the 2024 Plan to any participant for such amount of cash, shares or other consideration as the Board deems appropriate. Notwithstanding any of the provisions of the 2024 Plan or any outstanding award agreement, upon a Change in Control of the Company, the Board is authorized and has sole discretion to provide that all restrictions applicable to all awards shall terminate or lapse in order that Participants may fully realize the benefits thereunder. Awards granted under the 2024 Plan, and any rights and privileges pertaining thereto, may not be transferred, assigned, pledged or hypothecated in any manner, or be subject to execution, attachment or similar process, by operation of law or otherwise, other than by will or by the laws of descent and distribution. The Board may terminate, suspend, or amend the Plan, in whole or in part, from time to time. The Board also has the authority to amend any award agreement at any time.

The Company has filed a Form S-8 (File No. 333-278348) to register the 2024 Equity Incentive Plan and has issued 131,650 Class A ordinary shares pursuant to this S-8 as of the date of this annual report.

Antelope Enterprise Holdings Limited 2023 Equity Compensation Plan

On May 2, 2023, the Board of Directors of the Company (the “Board”) approved the 2023 Equity Compensation Plan (the “2023 Plan”) is to attract and retain outstanding individuals as employees, directors and consultants of the Company and its subsidiaries, to recognize the contributions made to the Company and its Subsidiaries by such individuals and to provide them with additional incentive to expand and improve the profits and achieve the objectives of the Company

The 2023 Plan is administered by the Board. The Board, in its sole discretion, will determine the eligible individuals to whom, and the time or times at which awards will be granted, the form and amount of each award, the expiration date of each award, the time or times within which the awards may be exercised, the cancellation of the awards and the other limitations, restrictions, terms and conditions applicable to the grant of the awards.

The total number of shares that may be issued under the 2023 Plan is (i) initially 2,700,000 Class A ordinary shares (pre-reverse split). The Board may, in its discretion, (a) grant shares under the Plan to any participant without consideration from such Participant or (b) sell shares under the 2023 Plan to any participant for such amount of cash, shares or other consideration as the Board deems appropriate. Notwithstanding any of the provisions of the 2023 Plan or any outstanding award agreement, upon a Change in Control of the Company, the Board is authorized and has sole discretion to provide that all restrictions applicable to all awards shall terminate or lapse in order that Participants may fully realize the benefits thereunder. Awards granted under the 2023 Plan, and any rights and privileges pertaining thereto, may not be transferred, assigned, pledged or hypothecated in any manner, or be subject to execution, attachment or similar process, by operation of law or otherwise, other than by will or by the laws of descent and distribution. The Board may terminate, suspend, or amend the Plan, in whole or in part, from time to time. The Board also has the authority to amend any award agreement at any time.

The Company has filed a Form S-8 (File No. 333-272024) to register the 2023 Equity Compensation Plan and has issued 2,700,000 Class A ordinary shares (pre-reverse split) pursuant to this S-8 as of the date of this annual report.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	10
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	7	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

D.	Employees

The table below provides information as to the total number of employees at the end of the last three fiscal years. We have no contracts or collective bargaining agreements with labor unions and have never experienced work stoppages due to labor dispute. We consider our relations with our employees to be good.

	2021	2022	2023
Number of Employees	236	63	43

E.	Share Ownership

See Item 7 below.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

None.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

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

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 6,865,124 Class A ordinary shares and 2,005,497 Class B ordinary shares issued and outstanding as of May 6, 2024.

	Class A Ordinary Shares	%	Class B Ordinary Shares	%	% of Total Voting Power (1)
Directors and Executive Officers:
Weilai (Will) Zhang (2)	48,907	*	2,005,497	100%	85.49%
Hen Man Edmund	6,579	*	-	-	*
Ishak Han	132,500	1.93%	-	-	*
Song Chungen	-	-	-	-	-
Dian Zhang	1,016	*	-	-	*
Huashu Yuan	-	-	-	-	-
Tingting Zhang	-	-	-	-	-
Houyou Zhang	5,263	*	-	-	*
Xiaoying Song	-	-	-	-	-
Junjie Dong	37,500	*	-	-	*
All directors and executive officers as a group (10 individuals)	231,765	3.38%	2,005,497	100%	85.88%
5% Shareholders
Lucia Hu (3)	473,457	6.90%	-	-	1.01%
Seener Enterprise Limited (4)	955,882	13.92%	-	-	2.03%

*	Less than 1%

Unless otherwise indicated, the business address of each of the individuals The business address of each party described above is Suite 7540, The Empire State Building, 350 Fifth Avenue, New York, New York 10118.

(1) Each Class A ordinary share is entitled to one (1) vote, and each Class B ordinary share is entitled to twenty (20) votes.

(2) The mailing address for this individual is 2302 Bldg. 2 Renheng, Binhewan No. 88, Jinjiang District, Chengdu, China.

(3) The mailing address for this individual is 3950 Mahaila Ave C12, San Diego, CA 92122.

(4) The business address for Seener Enterprise Limited is 3rd Floor, Johnson`s Ghut, Tortola, British Virgin Islands. The sole director and shareholder of Seener Enterprise Limited is Di Wu, an employee and director of AEHL US, a wholly owned subsidiary of our company.

B.	Related Party Transactions

Apart from those discussed elsewhere in these financial statements, the following are significant related party transactions entered into between the Company and its related parties at agreed rates:

Due from related parties

	2023	2022
	RMB’000	RMB’000
Liping Huang (CEO’s spouse)	3,550	-
Lei Deng (legal representative of one of the subsidiaries)	1,964	-
Xiaorong Yang (legal representative of one of the subsidiaries)	3,830	-

Total	9,344	-

On December 31, 2023, the Company assessed whether the credit risk on a financial instrument has increased significantly since initial recognition, and concluded no loss allowance for ECL needs to be recorded for due from related parties under IFRS 9 as a result of the guaranteed repayment from the Company’s senior officers.

As of December 31, 2023, the Company had due to Weilai Zhang, (the Company’s CEO) of RMB 553,000 ($78,000), no interest, unsecured, and payable upon demand.

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

Given the short history of the EIT Law and lack of applicable legal precedent, it remains unclear how the PRC tax authorities will determine the resident enterprise status of a company organized under the laws of a foreign (non-PRC) jurisdiction. If the PRC tax authorities determine that a certain company is a “resident enterprise” under the EIT Law, a number of tax consequences could follow. First, that company could be subject to the enterprise income tax at a rate of 25% on its worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, the EIT Law provides that dividend income between “qualified resident enterprises” is exempt from income tax. As a result, if that company is treated as a “qualified resident enterprise,” all dividends paid from its PRC subsidiaries, should be exempt from the PRC enterprise income tax.

As of the date of this Annual Report, there has not been a definitive determination by Antelope Enterprises, Success Winner or the PRC tax authorities as to the “resident enterprise” or “non-resident enterprise” status of Antelope Enterprises and Success Winner. However, since it is not anticipated that Antelope Enterprises and Success Winner would receive dividends or generate other income in the near future, Antelope Enterprises and Success Winner are not expected to have any income that would be subject to the 25% enterprise income tax on worldwide taxable income in the near future. Antelope Enterprises and Success Winner will make any necessary tax payment if Antelope Enterprises or Success Winner (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that Antelope Enterprises or Success Winner is a resident enterprise under the EIT Law, and if Antelope Enterprises or Success Winner were to have income in the future.

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

We file annual reports and other information with the U.S. Securities and Exchange Commission. We file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I.	Subsidiary Information

Not required.

J.	Annual Report to Security Holders

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. As of December 31, 2023, our total outstanding loans for the continuing operations amounted to RMB nil. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates.

Foreign Currency Risk

As of December 31, 2023, nearly all of our monetary assets and monetary liabilities were denominated in RMB except for certain bank balances, bank borrowings and other payables which were denominated in US dollars. However, in the future, a proportion of our sales may be denominated in other currencies as we expand into overseas markets. In such circumstances, we anticipate our primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if we are required to use different currencies for various aspects of its operations.

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

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2023 were effective.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

Changes in Internal Controls over Financial Reporting

During the year ended December 31, 2023, there were no changes in the company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect our company’s internal control over financial reporting.

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

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer. A copy of the Code of Business Conduct and Ethics is available on our website, http://aehltd.com/Corporate-Governance.html . The information on our corporate website is not a part of this Annual Report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate billed fees for services rendered by ARK, for the periods indicated:

	December 31,	December 31,
	2023	2022
	RMB’000	RMB’000
Audit Fees – ARK PRO CPA & CO	361	-
Audit Related Fees– ARK PRO CPA & CO	-	-
Audit Fees – Centurion ZD CPA & Co.	1,780	1,787
Audit Related Fees– Centurion ZD CPA & Co.	-	216
Tax Fees	-	-
All Other Fees	-	-
Total Fees	2,141	2,003

Audit Fees

ARK PRO CPA & CO’s audit fees for 2023 consisted of fees in relation to the audit of our financial statements for the year ended December 31, 2023.

Centurion ZD CPA & Co.’s audit fees for 2022 consisted of fees in relation to the audit of our financial statements for the year ended December 31, 2022.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

No purchase of our securities were made by us or our affiliates in 2023.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On July 27, 2023, the Company dismissed its independent registered public accounting firm, Centurion ZD CPA & Co., and appointed ARK PRO CPA & CO as its new independent registered public accounting firm to audit and review the Company’s financial statements for the fiscal year ended December 31, 2023. Centurion ZD CPA & Co.’s report on the Company’s consolidated financial statements as of and for either of the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. See the Form 6-K filed with the SEC on August 1, 2023 for more details.

ITEM 16G.	CORPORATE GOVERNANCE

Home Country Practice Exemption as a Foreign Private Issuer

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

Please see the supplemental basis documentation pursuant to Item 16I(a) of Form 20-F, attached as Exhibit 99.1 to this annual report, to establish that the Company, organized in British Virgin Islands, is not owned or controlled by a governmental entity in the British Virgin Islands.

During our fiscal year 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the HFCA Act following the filing of our Annual Report on Form 20-F for the fiscal year ended December 31, 2022. Our former auditor Centurion ZD CPA & Co. for the years ended 2022 and 2021, is a registered public accounting firm that the PCAOB was not able to inspect or investigate completely in 2021 according to the PCAOB’s December 16, 2021 determinations. Centurion ZD CPA & Co. issued the audit report for us for the fiscal year ended December 31, 2021. Our current auditor ARK PRO CPA & CO for the years ended December 31, 2023 is not on such list of the firms that PCAOB was not able to inspect or investigate.

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

Therefore, as of the date of this annual report, to the best of our knowledge, (i) no governmental entities in the British Virgina Islands (BVI) or in China own shares of our Company or any of our subsidiaries, (ii) the governmental entities in China or in the BVI do not have a controlling financial interest in our Company or any of our subsidiaries, (iii) none of the members of the board of directors of our Company or any of our subsidiaries is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of our Company or any of our subsidiaries contains any charter of the Chinese Communist Party.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable. We will be required to comply with disclosure requirements under this Item 16J for the fiscal year ending on December 31, 2024.

ITEM 16K.	CYBERSECURITY

Risk Management and Strategy

We recognize the importance of safeguarding the security of our computer systems, software, networks, and other technology assets. We have implemented cybersecurity measures and protocols for assessing, identifying, and managing material risks from cybersecurity threats, which are integrated into our overall risk management framework. We aim to ensure a comprehensive and proactive approach to safeguarding our assets and operations.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing risks related to cybersecurity. Our board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, presented by our management on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our management.

At the management level, our CEO, CFO and the head of the departments in connection with cybersecurity-related matters are responsible for assessing, identifying and managing cybersecurity risks and monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our CEO and CFO report to our board of directors (i) timely updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, and (ii) in connection with disclosure concerning cybersecurity matters in our annual report on Form 20-F.

If a cybersecurity incident occurs, our cybersecurity-related departments will promptly organize personnel for internal assessment. If it is further determined that the incident could potentially be a material cybersecurity event, the cybersecurity-related departments will promptly report the incident and assessment results to our CEO and CFO, and, to the extent appropriate, seek advice from external experts and legal counsels. If it is determined that the incident could potentially be a material cybersecurity event, our CEO and CFO will decide on relevant response measures and management shall promptly prepare disclosure material on the cybersecurity incident for review and approval by our board of directors before it is disseminated to the public.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of Antelope Enterprise Holdings Limited, effective on February 23, 2023 (1)

2.1	Specimen of Class A Ordinary Shares (2)

2.3	Description of Securities (3)

4.1	Form of Securities Purchase Agreement (5).

4.2	2024 Incentive Award Plan (6)

4.3	Form of Securities Purchase Agreement dated September 30, 2022 (7)

4.4	Form of Investor Warrant dated September 30, 2022 (7)

4.5	Form of Placement Agent Warrant dated September 30, 2022 (7)

4.6	Director Offer Letter dated December 1, 2022 (8)

4.7	Purchase Agreement, dated December 12, 2022 (9)

4.8	Form of Promissory Note, dated December 12, 2022 (9)

4.9	Share Purchase Agreement, dated December 30, 2022 (10)

4.10	Form of Promissory Note (10)

4.11	Form of Securities Purchase Agreement, dated January 10, 2023 (11)

4.12	Form of Securities Purchase Agreement, dated January 13, 2023 (12)

4.13	Director Offer Letter to Weilai (Will) Zhang, dated February 24, 2023 (13)

4.14	Director Offer Letter to Ms. Huashu Yuan, dated March 30, 2023 (14)

4.15	Form of Securities Purchase Agreement, dated March 30, 2023 (15)

4.16	Form of Promissory Note (16)

4.17	Note Purchase Agreement, dated July 26, 2023 (16)

4.18	Form of Securities Purchase Agreement (17)

4.19	Director Offer Letter to Ms. Xiaoying Song (18)

4.20	Director Offer Letter to Mr. Boyu Zhang (19)

4.21	Director Offer Letter to Mr. Junjie Dong (20)

4.22	The Note, dated January 29, 2024 (21)

4.23	The Purchase Agreement, dated January 25, 2024 (21)

4.24	The Pledge Agreement, dated January 25, 2024 (21)

4.25	Form of Warrant Exchange Agreement (22)

4.26	Form of Securities Purchase Agreement (23)

4.27	Form of Standby Equity Subscription Agreement (24)

4.28	Amended Employment Agreement with Weilai (Will) Zhang, dated April 3, 2023 (25)

4.29	Form of Warrant Exchange Agreement (26)

4.30	Form of Warrant Exchange Agreement (27)

8.1	List of Subsidiaries*

11.1	Code of Business Conduct and Ethics (4).

12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended. **

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended. **

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *

15.1	Consent of Centurion ZD CPA & Co., an independent registered public accounting firm.*

15.2	Consent of ARK PRO CPA & CO., an independent registered public accounting firm.*

15.3	Consent of Sichuan Jindouyun Law Firm*

97	Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1

99.1	Supplemental Submission Pursuant to Item 16I(a) of Form 20-F*

101.1NS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to Exhibit 1.1 of Antelope Enterprises’ Annual Report on Form 20-F filed with the SEC on May 1, 2023.

(2)	Incorporated by reference to Exhibit 2.2 of Antelope Enterprises’ Annual Report on Form 20-F filed with the SEC on May 1, 2023.

(3)	Incorporated by reference to Exhibit 2.3 of Antelope Enterprises’ Annual Report on Form 20-F filed with the SEC on May 1, 2023.

(4)	Incorporated by reference to Exhibit 11.1 of Antelope Enterprises’ Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 17, 2010.

(5)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on December 20, 2019.

(6)	Incorporated by reference to Antelope Enterprises’ Report on Form S-8 filed with the SEC on March 28, 2024

(7)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on October 5, 2022.

(8)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on December 1, 2022.

(9)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on December 13, 2022.

(10)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on January 5, 2023.

(11)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on January 12, 2023.

(12)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on January 17, 2023.

(13)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on February 27, 2023.

(14)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on March 31, 2023.

(15)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on April 5, 2023.

(16)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on July 31, 2023.

(17)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on August 7, 2023.

(18)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on September 1, 2023.
(19)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on September 8, 2023.

(20)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on December 1, 2023.

(21)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on January 29, 2024.

(22)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on February 21, 2024.

(23)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on March 21, 2024.

(24)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on March 29, 2024.

(25)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on April 3, 2024.

(26)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on April 5, 2024.

(27)	Incorporated by reference to Antelope Enterprises’ Report on Form 6-K filed with the SEC on April 18, 2024.

*	Filed herein
**	Furnished herein

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ANTELOPE ENTERPRISE HOLDINGS LIMITED

May 10, 2024	By:	/s/ Weilai (Will) Zhang
	Name:	Weilai (Will) Zhang
	Title:	Chief Executive Officer (Principal Executive Officer) and Chairman

ANTELOPE ENTERPRISE HOLDINGS LIMITED

May 10, 2024	By:	/s/ Hen Man Edmund
	Name:	Hen Man Edmund
	Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant in the capacities on May 10, 2024.

Name	Title

/s/ Weilai (Will) Zhang	Chief Executive Officer and Director
Weilai (Will) Zhang	(Principal Executive Officer)

/s/ Hen Man Edmund	Chief Financial Offer
Hen Man Edmund	(Principal Accounting Officer and Principal Financial Officer)

/s/ Tingting Zhang	Director
Tingting Zhang

/s/ Song Chungen	Independent Director
Song Chungen

/s/ Dian Zhang	Independent Director
Dian Zhang

/s/ Houyou Zhang	Director
Houyou Zhang

/s/ Ishak Han	Independent Director
Ishak Han

/s/ Huashu Yuan	Independent Director
Huashu Yuan

/s/ Junjie Dong	Director
Junjie Dong

/s/ Xiaoying Song	Independent Director
Xiaoying Song

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Antelope Enterprise Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Antelope Enterprises Holdings Limited and subsidiaries (the “Company”) as of December 31, 2023, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board.

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

Critical Audit Matters

The critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ ARK Pro CPA & Co
ARK Pro CPA & Co
We have served as the Company’s auditor since 2023.

Hong Kong, China

May 10, 2024

PCAOB Firm ID: 3299

中正達會計師事務所 Centurion ZD CPA & Co. Certified Public Accountants (Practising)

Unit 1304, 13/F, Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong.

香港 紅磡 德豐街22號 海濱廣場二期 13樓1304室

Tel 電話: (852) 2126 2388 Fax 傳真: (852) 2122 9078

Email 電郵: info@czdcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Antelope Enterprise Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Antelope Enterprises Holdings Limited and subsidiaries (the “Company”) as of December 31, 2022, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board.

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

Inventory write-down in discontinued operations

As described in Note 2.8 of the consolidated financial statements, inventories are stated at the lower of cost and net realizable value, with cost determined on a weighted-average basis. Write-down of potential obsolete or slow moving inventories is recorded based on management’s assumptions about future demands, product trends and market conditions. As described in Note 16 of the consolidated financial statements, the Company recorded a reversal of inventory impairment charges on inventories held by discontinued operations of RMB 4.0 million for the year ended December 31, 2022. Inventories include items that have been written down to the Company’s best estimate of their realizable value, which includes consideration of various factors. The net inventories amounting to RMB 28.7 million were held by Jinjiang Hengda Ceramics Co., Limited, a subsidiary of a disposal group whose assets were classified as held for sale as of December 31, 2022, as described in Note 30.

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

Measurement of expected credit losses on trade receivables in discontinued operations

As described in Note 17 and 30 to the consolidated financial statements, net trade receivables in discontinued operations of disposal group classified as held for sale amounted to RMB 11.7 million. The valuation of trade receivables requires management judgement due to the credit risks associated with each individual trade receivable account. Management assesses the recoverability of trade receivables by reviewing customers’ aging profile, credit history, collection period and status of subsequent settlement, and determines whether an impairment provision is required.

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

PCAOB ID: 2769

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31, 2023	As of December 31, 2022
	Notes	RMB’000	RMB’000

ASSETS AND LIABILITIES
NONCURRENT ASSETS
Property and equipment, net	12	1,146	1,006
Intangible assets, net	14	4	6
Right-of-use assets, net	23	-	469
Loan receivable	10	36,780	-
Note receivable	11	49,340	-
Total noncurrent assets		87,270	1,481

CURRENT ASSETS
VAT receivables		-	142
Other receivables and prepayments	18	20,380	19,180
Available-for-sale financial assets	15	700	8,523
Due from related parties		9,344	-
Restricted cash	19	-	2,069
Cash and bank balances	19	3,808	3,936
Total current assets		34,232	33,850

Assets classified as held for sale		-	74,675

Total assets		121,502	110,006

CURRENT LIABILITIES
Trade payables	20	-	3,079
Accrued liabilities and other payables	21	1,532	799
Unearned revenue		192	-
Amounts owed to related parties	28	553	1,291
Note payable	24	7,597	-
Lease liabilities	23	-	328
Taxes payable	22	1,993	582
Total current liabilities		11,867	6,079

NET CURRENT ASSETS		22,365	27,771

NONCURRENT LIABILITIES
Lease liabilities	23	-	157
Note payable	24	7,394	8,775
Total noncurrent liabilities		7,394	8,932

Liabilities directly associated with assets classified as held for sale		-	88,530

Total liabilities		19,261	103,541

NET ASSETS		102,241	6,465

EQUITY
Reserves	26	96,942	1,047
Noncontrolling interest	2	5,299	5,418

Total equity		102,241	6,465

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	YEARS ENDED DECEMBER 31,
	2023	2022	2021
	RMB’000	RMB’000	RMB’000

Net sales	510,546	286,347	71,527

Cost of goods sold	457,493	258,431	65,493

Gross profit	53,053	27,916	6,034

Other income	3,728	2,966	32
Fair value unrealized gain of unlisted financial assets	-	130	-
Selling and distribution expenses	(52,392)	(16,380)	(24)
Administrative expenses	(89,047)	(22,757)	(15,975)
Bad debt reversal (expense)	-	2,751	(10,148)
Finance costs	(975)	(25)	(51)
Other expenses	(1,204)	(42)	(34)

Loss before taxation	(86,837)	(5,441)	(20,166)

Income tax expense	83	209	217

Net loss for the period from continuing operations	(86,920)	(5,650)	(20,383)

Discontinued operations
Gain on disposal of discontinued operations	73,846	-	-
Los from discontinued operations	(1,385)	(47,994)	(69,675)
Net loss	(14,459)	(53,644)	(90,058)

Net income (loss) attributable to :
Equity holders of the Company	(14,340)	(57,918)	(88,752)
Non-controlling interest	(119)	4,274	(1,306)
Net loss	(14,459)	(53,644)	(90,058)

Net income (loss) attributable to the equity holders of the Company arise from:
Continuing operations	(86,801)	(9,924)	(19,077)
Discontinued operations	72,461	(47,994)	(69,675)

Other comprehensive loss
Exchange differences on translation of financial statements of foreign operations	(1,838)	198	585

Total comprehensive loss	(16,297)	(53,446)	(89,473)

Total comprehensive income (loss) attributable to:
Equity holders of the Company	(16,178)	(57,720)	(88,167)
Non-controlling interest	(119)	4,274	(1,306)
Total comprehensive income (loss)	(16,297)	(53,446)	(89,473)

Total comprehensive income (loss) arise from:
Continuing operations	(88,758)	(5,452)	(19,798)
Discontinued operations	72,461	(47,994)	(69,675)

Income (loss) per share attributable to the equity holders of the Company
Basic (RMB)
-- from continuing operations	(39.10)	(11.90)	(37.10)
-- from discontinued operations	32.64	(57.30)	(135.40)
Diluted (RMB)
-- from continuing operations	(39.10)	(11.90)	(37.10)
-- from discontinued operations	27.98	(57.30)	(135.40)

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share premium	Reverse recapitalization reserve	Merger reserve	Share-based payment reserves	Statutory reserve	Capital reserve	Retained earnings	Currency translation reserve	Total	Noncontrolling Interest	Total Equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Notes				26

Balance at January 1, 2021	718,399	(507,235)	58,989	126,164	135,343	61,266	(494,068)	(1,509)	97,349	-	97,349

Net loss for the period	-	-	-	-	-	-	(88,752)	-	(88,752)	(1,306)	(90,058)
Exchange difference on transaction of financial statements of foreign operations	-	-	-	-	-	-	-	585	585	-	585
Total comprehensive income for the period	-	-	-	-	-	-	(88,752)	585	(88,167)	(1,306)	(89,473)
Issuance of new shares for equity financing	29,587	-	-		-	-	-	-	29,587	-	29,587
Warrants exercised	10,258	-	-	-	-	-	-	-	10,258	-	10,258
Equity compensation - employee share-based compensation	17	-	-	1,818	-	-	-	-	1,835	-	1,835
Balance at December 31, 2021	758,261	(507,235)	58,989	127,982	135,343	61,266	(582,820)	(924)	50,862	(1,306)	49,556

Net income (loss) for the period	-	-	-	-	-	-	(57,918)	-	(57,918)	4,274	(53,644)
Exchange difference on transaction of financial statements of foreign operations	-	-	-	-	-	-	-	198	198	-	198
Total comprehensive loss for the period	-	-	-	-	-	-	(57,918)	198	(57,720)	4,274	(53,446)
Issuance of new shares for equity financing	5,725	-	-	-	-	-	-	-	5,725	-	5,725
Additional paid in capital	-	-	-	-	-	-	-	-	-	2,450	2,450
Equity compensation - employee share-based compensation	69	-	-	2,111	-	-	-	-	2,180	-	2,180
Balance at December 31, 2022	764,055	(507,235)	58,989	130,093	135,343	61,266	(640,738)	(726)	1,047	5,418	6,465

Net loss for the period	-	-	-	-	-	-	(14,340)	-	(14,340)	(119)	(14,459)
Exchange difference on transaction of financial statements of foreign operations	-	-	-	-	-	-	-	(1,838)	(1,838)	-	(1,838)
Total comprehensive loss for the period	-	-	-	-	-	-	(14,340)	(1,838)	(16,178)	(119)	(16,297)
Issuance of new shares for equity financing	58,929	-	-	-	-	-	-	-	58,929	-	58,929
Conversion of long-term notes into common shares	3,684	-	-	-	-	-	-	-	3,684	-	3,684
Share-based compensation expense	738	-	-	48,722	-	-	-	-	49,460	-	49,460
Balance at December 31, 2023	827,406	(507,235)	58,989	178,815	135,343	61,266	(655,078)	(2,564)	96,942	5,299	102,241

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
		2023	2022	2021
	Notes	RMB’000	RMB’000	RMB’000

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxation (including 73,846,000 gain on disposal of subsidiaries in 2023)		(12,991)	(5,441)	(20,166)
Adjustments for
Operating lease charge		-	484	1,266
Depreciation of property, plant and equipment		361	255	84
Fair value gain on unlisted financial assets		-	(130)	-
Gain on disposal of subsidiaries	30	(73,846)	-	-
Loan forgiveness by related party	28	(1,160)	-	-
Loss on convertible note	24	1,267	-	-
Standstill fee on note payable		682	-	-
Reversal of bad debt of trade receivables		-	(2,751)	10,148
Share based compensation	25	49,459	2,180	1,835
Interest expense on lease liability	6	-	25	51
Amortization of OID of convertible note	24	446	15	-
Operating cash flows before working capital changes		(35,782)	(5,363)	(6,782)
Decrease in trade receivables		-	4,292	(5,374)
Decrease (Increase) in other receivables and prepayments		(1,216)	(898)	(19,936)
Increase in loan receivable		(36,780)	-	-
Increase (Decrease) in trade payables		(3,079)	464	2,602
Increase (Decrease) in unearned revenue		192	(15,545)	15,545
Decrease in taxes payable		1,614	(958)	(163)
Increase (Decrease) in accrued liabilities and other payables		731	(2,100)	2,712
Cash used in operations		(74,320)	(20,108)	(11,396)
Interest paid		-	-	-
Income tax paid		(144)	(326)	(41)
Net cash generated from operating activities from discontinued operations		14,118	4,982	3,314

Net cash used in operating activities		(60,346)	(15,452)	(8,123)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of fixed assets		(500)	(22)	(1,279)
Acquisition of intangible assets		-	(6)	-
Decrease in notes receivable		9,404	-	-
Decrease in available-for-sale financial asset		7,823	(8,393)	-
Decrease (Increase) in restricted cash		2,069	(2,069)	-
Cash disposed as a result of disposal of subsidiaries	30	(256)	-	-
Net cash used in investing activities from discontinued operations		-	-	-

Net cash generated from (used in) investing activities		18,540	(10,490)	(1,279)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment for lease liabilities		-	(358)	(1,144)
Insurance of share capital for equity financing	25	58,929	5,724	29,586
Warrants exercised		-	-	10,258
Capital contribution from noncontrolling interest		-	2,450	-
Proceeds from promissory note		7,100	8,759	-
Due from related parties	28	(9,344)	-	-
Advance from related parties	28	423	-	-
Net cash used in financing activities from discontinued operations		(14,303)	(14,303)	(14,303)

Net cash generated from financing activities		42,805	2,272	24,397

NET INCREASE (DECREASE) IN CASH & EQUIVALENTS		999	(23,670)	14,995
CASH & EQUIVALENTS (INCLUDING CASH CLASSIFIED AS HELD FOR SALE OF RMB 306,000), BEGINNING OF YEAR		4,242	27,880	12,344
EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		(1,433)	32	541

CASH & EQUIVALENTS, END OF YEAR		3,808	4,242	27,880

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS:
Cash and cash equivalents		3,808	3,936	27,880
Cash and cash equivalents included in assets classified as held for sale		-	306	-
		3,808	4,242	27,880

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Years Ended December 31, 2021, 2022 and 2023

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

On January 4, 2023, Antelope Enterprise Holdings Limited incorporated a 100% owned subsidiary Antelope Enterprise Holding USA Inc (Antelope USA) in Delaware. Antelope USA is a holding company with no material operations.

On February 15, 2023, Hainan Kylin incorporated a 100% owned subsidiary Wenzhou Kylin Cloud Services Technology Co., Ltd (“Wenzhou Kylin”) in China. Wenzhou Kylin is engaged in business management and consulting services for the livestreaming ecommerce industry.

On August 15, 2023, Hainan Kylin incorporated a 100% owned subsidiary Hubei Kylin Cloud Services Technology Co., Ltd (“Hubei Kylin”) in China. Hubei Kylin is engaged in business management and consulting services for the livestreaming ecommerce industry.

On August 18, 2023, Hainan Kylin incorporated a 100% owned subsidiary Jiangxi Kylin Cloud Services Technology Co., Ltd (“Jiangxi Kylin”) in China. Jianxi Kylin is engaged in business management and consulting services for the livestreaming ecommerce industry.

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

Antelope Enterprise Holdings Limited and its subsidiaries’ (the “Company”) corporate structure as of December 31, 2023 is as follows:

Name	Place and date of incorporation or establishment/ operations		Nominal value of issued ordinary share /registered capital	Percentage of equity attributable to the Company		Principal activities
				Direct	Indirect

Antelope USA	Delaware, USA, January 4, 2023	US$	1,000	100	—	Holding company
Success Winner Limited	British Virgin Islands, May 29, 2009	US$	1	100	—	Investment holding

Vast Elite Limited	Hong Kong, September 22, 2017	HKD	1	—	100	Trading of building material

Chengdu Future Talented Management and Consulting Co, Ltd (note 2)	PRC, November 20, 2019	RMB	30,000,000	—	100	Business management and consulting services

Antelope Enterprise (HK) Holdings Limited	Hong Kong, December 3, 2019	HKD	10,000	—	100	Investment holding

Antelope Holdings (Chengdu) Co., Ltd (note 3)	PRC, May 9, 2020	USD	10,000,000	—	100	Business management and consulting services

Hainan Antelope Holdings Co., Ltd (note 4)	PRC, August 10, 2021	USD	10,000,000	—	100	Business management and consulting services

Antelope Future (Yangpu) Investment Co., Ltd (note 5)	PRC, August 11, 2021	USD	10,000,000	—	100	Business management and consulting services

Antelope Investment (Hainan) Co., Ltd (note 6)	PRC, August 23, 2021	RMB	50,000,000	—	100	Business management and consulting services

Antelope Ruicheng Investment (Hainan) Co., Ltd (note 7)	PRC, September 9, 2021	RMB	50,000,000	—	100	Business management and consulting services

Hainan Kylin Cloud Services Technology Co., Ltd (note 8)	PRC, September 18, 2021	RMB	5,000,000	—	51	Business management and consulting services
Hangzhou Kylin Cloud Services Technology Co., Ltd (note 9)	PRC, October 28, 2022	RMB	5,000,000	—	51	Business management and consulting services
Anhui Kylin Cloud Services Technology Co., Ltd (note 10)	PRC, November 2, 2022	RMB	5,000,000	—	51	Business management and consulting services
Wenzhou Kylin Cloud Services (note 11)	PRC, February 15, 2023	RMB	5,000,000	-	51	Business management and consulting services
Hubei Kylin Cloud Services Technology Co., Ltd (note 12)	PRC, August 15, 2023	RMB	5,000,000	—	51	Business management and consulting services
Jiangxi Kylin Cloud Services Technology Co., Ltd (note 13)	PRC, August 18, 2023	RMB	5,000,000	—	51	Business management and consulting services

Note:

1.	The registered capital of Hengda, Hengdali, Vast Elite and Antelope HK had been fully paid up.
2.	Chengdu Future is allowed to pay the registered capital in full before November 12, 2049.
3.	Antelope Chengdu is allowed to pay the registered capital in full before April 13, 2060.
4.	Hainan Antelope is allowed to pay the registered capital in full before December 31, 2041.
5.	Antelope Future is allowed to pay the registered capital in full before December 31, 2051.
6.	Antelope Investment is allowed to pay the registered capital in full before December 31, 2041.
7.	Antelope Ruicheng is allowed to pay the registered capital in full before December 31, 2051.
8.	Hainan Kylin is allowed to pay the registered capital in full before September 16, 2050.
9.	Hangzhou Kylin is allowed to pay the registered capital in full before October 21, 2042.
10.	Anhui Kylin is allowed to pay the registered capital in full before October 31, 2042.
11.	Wenzhou Kylin is allowed to pay the registered capital in full before February 15, 2043.
12.	Hubei Kylin is allowed to pay the registered capital in full before August 15, 2045.
13.	Jiangxi Kylin is allowed to pay the registered capital in full before August 15, 2053.

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

On September 18, 2023, the Company effected a one-for-ten reverse split of its issued and outstanding Class A ordinary shares. The consolidated statements of financial position as of December 31, 2023 and 2022, and consolidated statements of comprehensive loss for the years ended December 31, 2023, 2022 and 2021 were retroactively restated to reflect this reverse split.

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

The consolidated financial statements were approved and authorized for issue by the Board of Directors on April XX, 2024.

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

The Company’s financial statements consolidate those of the Company and all of its subsidiaries as of December 31, 2023. Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Company has power, only substantive rights (held by the Company and other parties) are considered. All subsidiaries have a reporting date of December 31.

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

(ii) Non-controlling interests

Antelope Ruicheng owns 51% of Hainan Kylin, while non-controlling interest owns 49% of Hainan Kylin. Hainan Kylin 100% owns Hangzhou Kylin, Anhui Kylin, Wenzhou Kylin, Hubei Kylin and Jiangxi Kylin. Non-controlling interests in the financial results and equity of subsidiaries are shown separately in the Consolidated Statements of Comprehensive Income (Loss), Consolidated Statements of Financial Position and Consolidated Statements of Changes in Equity respectively.

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

The translation of certain RMB amounts as of and for the year ended December 31, 2023 into US$ is included in these financial statements solely for the convenience of readers and was made at the rate of RMB 7.10 to US$1.00, which was based on the noon buying rate on December 31, 2023 in the City of New York cable transfers of RMB as certified for customers purposes by the Federal Reserve Bank of New York. Such translation should be construed as representation that RMB amounts could be converted, realized or settled into US$ at the rate stated above or at any other rate.

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

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period in which the item is derecognized. As a result of disposal subsidiaries, the investment property balance on the balance sheet date became zero.

2.6 Land use rights

Upfront payments made to acquire land held under an operating lease are stated at cost less accumulated amortization and any accumulated impairment losses. Amortization is calculated on a straight line basis over the leasing period of 50 years. The carrying amounts of land used rights were reclassified to right-of-use assets to conform to IFRS 16. As a result of disposal subsidiaries, the land use rights balance on the balance sheet date became zero.

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

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs. As a result of disposal subsidiaries, the inventory balance on the balance sheet date became zero.

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

All the leases of the Company are operating leases for the years ended December 31, 2023, 2022 and 2021.

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

2.14 Share capital

Ordinary shares are classified as equity. Share capital is determined using the nominal value of shares that have been issued. The Company’s Class A ordinary shares, Class B ordinary shares and Preferred share have no par value as a result of amended and restated memorandum and articles of association effective on February 21, 2023.

Any transaction costs associated with the issuing of shares are deducted from share premium (net of any related income tax benefit) to the extent they are incremental costs directly attributable to the equity transaction.

2.15 Revenue recognition

The Company follows IFRS 15 for revenue recognition, recognises revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

To recognise revenue under IFRS 15, an entity applies the following five steps:

●	identify the contract(s) with a customer.
●	identify the performance obligations in the contract. Performance obligations are promises in a contract to transfer to a customer goods or services that are distinct.
●	determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. If the consideration promised in a contract includes a variable amount, an entity must estimate the amount of consideration to which it expects to be entitled in exchange for transferring the promised goods or services to a customer.
●	allocate the transaction price to each performance obligation on the basis of the relative stand-alone selling prices of each distinct good or service promised in the contract.
●	recognise revenue when a performance obligation is satisfied by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer services to a customer). For a performance obligation satisfied over time, an entity would select an appropriate measure of progress to determine how much revenue should be recognised as the performance obligation is satisfied.

Consulting service and livestreaming ecommerce service are recognized when performance obligation is satisfied by providing the service to customers, usually at a point in time, the transaction price for each performance obligation is determined.

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

2.22 Non-current assets (or disposal groups) held for sale and discontinued operations

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

3. CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

3.1 Accounting standards issued but not yet effective

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2023 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group:

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (2)

Amendments to IAS 1	Classification of Liabilities as Current or Non- current and Non-current Liabilities with Covenants (1)

Amendments to IFRS 16	Lease Liability in a Sale and Leaseback (1)

1. Effective for annual periods beginning on or after January 1, 2024

2. The effective date of the amendments has yet to be set by the IASB; however, earlier application of the amendments is permitted

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

Impairment loss recognized in respect of property, plant and equipment

As of December 31, 2023, the net carrying amount of property, plant and equipment was approximately RMB 1,146,000 (2022: RMB 1,006,000). No impairment loss was recognized against the original carrying amount of property, plant and equipment for the years ended December 31, 2023, 2022 and 2021. Determining whether property, plant and equipment are impaired requires an estimation of the recoverable amount of the property, plant and equipment. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of investment property

As of December 31, 2023, the net carrying amount of investment property was nil (2022: nil). No impairment loss was recognized against the original carrying amount of investment property for the years ended December 31, 2023, 2022 and 2021, respectively. Determining whether investment property are impaired requires an estimation of the recoverable amount of the investment property. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of land use rights

As of December 31, 2023, the net carrying amount of land use rights was nil (2022: nil). No impairment loss was recognized against the original carrying amount of land use rights for the years ended December 31, 2023, 2022 and 2021. The carrying amounts of land used rights were reclassified to right-of-use assets to conform to IFRS 16 during the year ended December 31, 2023. Determining whether land use rights are impaired requires an estimation of the recoverable amount of the land use rights. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Company to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. No impairment was made on goodwill for the years ended December 31, 2023, 2022 and 2021.

Income tax

The Company has exposure to income taxes in the PRC. Significant judgment is required in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The carrying amounts of the Company’s income tax payable as of December 31, 2023 and 2022 were RMB 40,000 and 93,000, respectively.

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

The Company recognized provision for bad debt (reversal) expense of RMB nil and RMB (2,751,000) from continuing operations during the years ended December 31, 2023 and 2022, respectively. The Company recognized provision for bad debt (reversal) expense of RMB (1,000,000) and RMB 33,365,000 from discontinued operation during the years ended December 31, 2023 and 2022, respectively. The net carrying amounts of the Company’s trade receivables as of December 31, 2023 and 2022 were RMB nil and RMB nil, respectively.

Net realizable value of inventories

Net realizable value of inventories is the management’s estimation of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of a similar nature. It could change significantly as a result of various market factors. The net carrying amounts of the Company’s inventories as of December 31, 2023 and 2022 were RMB nil and RMB nil, respectively.

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

5. REVENUE AND OTHER INCOME

Revenue comprises the fair value of the consideration received or receivable for the sale of goods. An analysis of the Company’s revenue and other income is as follows:

	For the years ended December 31,
	2023	2022	2021
	RMB’000	RMB’000	RMB’000
Revenue
Continuing operations
Business management and consulting	7,142	12,662	13,026
Livestreaming ecommerce	503,404	273,685	58,501

Discontinued operations
Sale of goods (Note 30)	2,701	37,696	144,743

Total revenue	513,247	324,043	216,270

Other income
Continuing operations
Interest income	2,138	10	10
Foreign exchange gain	—	73	—
Government grant	302	—	-
Other	1,288	2,883	22

Discontinued operations
Other income (Note 30)	5,716	14,244	9,388
Total other income	9,444	17,210	9,420

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

The following table shows the Company’s operations by business segment for the years ended December 31, 2023, 2022 and 2021.

	For the year Ended December 31,
	2023	2022	2021
	RMB’000	RMB’000	RMB’000
Revenues
Discontinued operations
Sales of tile products	2,701	37,696	144,743
Continuing operations
Consulting income / software	7,142	12,662	13,026
Livestreaming ecommerce	503,404	273,685	58,501
Total revenues	513,247	324,043	216,270

Cost of revenues
Discontinued operations
Sales of tile products	7,557	41,245	83,436
Continuing operations
Consulting income / software	13,860	12,819	10,002
Livestreaming ecommerce	443,633	245,612	55,491
Total cost of revenues	465,050	299,676	148,929

Operating costs and expenses
Discontinued operations
Sales of tile products	3,245	25,324	20,292
Continuing operations
Consulting income / software	7,330	4,613	9,760
Livestreaming ecommerce	60,285	25,167	195
Other	74,799	9,380	10,677
Total operating costs and expenses	145,659	64,484	40,924

Bad debt expense (reversal)
Discontinued operations
Sales of tile products	(1,000)	33,365	115,407
Continuing operations
Consulting income / software	—	1,000	4,854
Livestreaming ecommerce	—	(3,751)	5,293

Total bad debt expense (reversal)	(1,000)	(30,614)	125,554

Other expense
Discontinued operations
Sales of tile products	—	—	90
Continuing operations
Consulting income / software	—	36	34
Livestreaming ecommerce	—	6	—
Other	1,204	—	—
Total other expense	1,204	42	124

Other income
Discontinued operations
Sales of tile products	5,716	14,244	9,389
Continuing operations
Consulting income / software	87	115	29
Livestreaming ecommerce	354	2,148	—
Other	3,287	703	2
Total other income	9,444	17,210	9,420

Loss from operations
Discontinued operations
Sales of tile products	(1,385)	(47,994)	(65,093)
Continuing operations
Consulting income / software	(13,961)	(5,691)	(11,595)
Livestreaming ecommerce	(160)	8,929	(2,478)
Other	(72,716)	(8,677)	(10,675)
Loss from operations	(88,222)	(53,433)	(89,841)

	As of	As of
	December 31,	December 31,
	2023	2022
Segment assets
Discontinued operations
Sale of tile products	—	74,675
Continuing operations
Business management and consulting	51,336	15,924
Livestreaming ecommerce	13,513	15,004
Others	56,653	4,403
Total assets	121,502	110,006

6. FINANCE COSTS

Finance costs comprise interest expense recognized from lease liabilities upon application of IFRS 16 and interest expense on convertible note:

	For the years ended December 31,
	2023	2022	2021
	RMB’000	RMB’000	RMB’000
Interest on lease liability– continuing operations	—	25	51
Interest on lease liability - discontinued operations (Note 30)	293	1,479	2,115
Interest expense on convertible note	975	—	—

7. LOSS BEFORE TAXATION

The Company’s loss before taxation is arrived at after charging:

	For the years ended December 31,
	2023	2022	2021
	RMB’000	RMB’000	RMB’000
Cost of inventories recognized as expense(1)	7,557	41,245	148,929
Depreciation expenses	361	266	96
Amortization of land use rights	—	—	—
Right-of-use asset amortization charge	4,267	13,285	14,067
Auditors’ remuneration
– Audit fees	2,070	2,003	1,898
– Audit-related fees	—	—	—
	2,070	2,003	1,898
Directors’ remuneration
– salaries and related cost	425	1,619	1,656
– retirement scheme contribution	19	13	16
– share-based payments	7,037	—	—
Key management personnel (other than directors)
– salaries and related cost	1,360	712	639
– retirement scheme contribution	125	16	23
– share-based payments	6,070	2,050	1,835
Research and development personnel
– salaries and related cost	422	439	644
– retirement scheme contribution	—	81	111
Other personnel
– salaries and related cost	5,246	6,093	7,493
– retirement scheme contribution	610	1,262	1,318
Total employee benefit expenses	21,314	12,285	13,735

(1)	Cost of inventories recognized as expense for discontinued operation included staff costs of RMB 159,000, RMB 2,539,000 and RMB 4,065,000, retirement scheme contributions of RMB 32,000, RMB 556,108 and RMB 756,704, depreciation and amortization expense of RMB nil, RMB nil and RMB nil, right-of-use asset depreciation/operating lease charges of RMB 4,267,000, RMB 12,801,485 and RMB 12,801,485, and (reversal of ) / write-down of inventories of RMB nil, RMB (4,045,000) and RMB (99,237,173) for the years ended December 31, 2023, 2022, and 2021, which amounts are also included in the respective total amounts disclosed separately for each of these types of expenses.

8. INCOME TAX EXPENSE

	For the years ended December 31,
	2023	2022	2021
	RMB’000	RMB’000	RMB’000
Continuing operations
Current Tax:
PRC Income Tax	83	209	217
Reversal of income tax refundable	—	—	—

Deferred tax expense	—	—	—
	83	209	217

Discontinued operations did not incur any income tax expense for the years ended December 31, 2023, 2022 and 2021.

Reconciliation between income tax expense and loss before taxation at applicable tax rates is as follows:

	For the years ended December 31,
	2023	2022	2021
	RMB’000	RMB’000	RMB’000
Loss before taxation including discontinued entities	(14,375)	(53,435)	(89,841)
Tax calculated at a tax rate of 25%	(3,445)	(13,359)	(22,460)
Tax effect on different tax rates of group entities operating in other jurisdictions	21,125	4,705	5,163
Change in net operating losses	(17,597)	8,863	17,514
Tax per financial statements	83	209	217

British Virgin Islands Profits Tax

The Company has not been subject to any taxation in this jurisdiction for the years ended December 31, 2023, 2022 and 2021.

Hong Kong Profits Tax

The subsidiary in Hong Kong is subject to tax charged on Hong Kong sourced income with a statutory tax rate of 8.25% for taxable income up to HKD 2,000,000, and a statutory tax rate of 16.5% for taxable income over HKD 2,000,000. No Hong Kong profits tax has been provided as the Company has no assessable profit arising in Hong Kong for the years ended December 31, 2023, 2022 and 2021.

PRC Income Tax

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemption may be granted on case-by-case basis. From January 1, 2021 to December 31, 2021, small and low-profit enterprises with annual taxable income not exceeding RMB 1 million, the actual income to be taxed was further lowered to 12.5% of annual taxable income, and the tax rate will be 20%; From January 1, 2022 to December 31, 2024, small and low-profit enterprises with annual taxable income exceeding RMB 1 million but not more than RMB 3 million, the actual income to be taxed will be further lowered at 25% of annual taxable income, and the corporate income tax is paid at the rate of 20%.

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

The Company did not recognize any deferred tax (assets)/liabilities in the consolidated statements of financial position as of December 31, 2023, 2022 and 2021.

The Company’s PRC subsidiaries, have cumulative undistributed earnings of RMB 22,420,000, RMB 75,114,000 and RMB 88,164,000, as of December 31, 2023, 2022 and 2021, which are included in consolidated retained earnings. No provision has been made for deferred taxes related to future repatriation of the remaining earnings, as the Company controls the dividend policy of these PRC subsidiaries and it has been determined that it is probable that these profits will not be distributed in the foreseeable future. If the Company were to distribute these cumulated earnings in the foreseeable future, the deferred tax liabilities of RMB 1,121,003, RMB 3,266,000 and RMB 4,408,000 would be recognized as of December 31, 2023, 2022 and 2021.

US Income Tax

The Company’s U.S. subsidiary is subject to U.S. income tax rate of 21% and files U.S. federal income tax return. No US income tax has been provided due to the Company has no assessable profit arising in US for the years ended December 31, 2023.

9. LOSS PER SHARE

	For the years ended December 31,
	2023	2022	2021
Loss attributable to holders of ordinary shares (RMB’000):
Net loss from continuing operations	(86,801)	(9,924)	(19,077)
Net loss from discontinued operations	72,461	(47,994)	(69,675)
Weighted average number of ordinary shares outstanding used in computing basic (loss)/earnings per share	2,220,209	836,880	514,774
Weighted average number of ordinary shares outstanding used in computing diluted (loss)/earnings per share	2,589,731	836,880	514,774
Loss per share - basic (RMB)
- From continuing operations	(39.10)	(11.90)	(37.10)
- From discontinued operations	32.64	(57.30)	(135.40)
Loss per share - diluted (RMB)
- From continuing operations	(39.10)	(11.90)	(37.10)
- From discontinued operations	27.98	(57.30)	(135.40)

Warrants to purchase common stock are not included in the diluted loss per share calculations when their effect is antidilutive. For the year ended December 31, 2023, about 369,522 of potential shares of common stock related to outstanding warrants and stock options were excluded from the calculation of diluted net loss per share from continuing operations as such shares are antidilutive when there is a loss. There were 370,175 and 186,841 post-reverse split outstanding warrants and stock options were excluded from the calculation of diluted net loss per share as such shares are antidilutive for the years ended December 31, 2022 and 2021, respectively.

10. LOAN RECEIVABLE

From March 31, 2023 to June 27, 2023, Anhui Zhongjun Enterprise Management Co., Ltd (“Anhui Zhongjun”) borrowed a total of RMB 36,780,000 from Antelope Enterprise Holdings (Chengdu) Co., Ltd with annual interest rate of 4.35%. This loan and related interest will be repaid on January 2, 2025.

At December 31, 2023, the Company assessed whether the credit risk on a financial instrument has increased significantly since initial recognition, and concluded no loss allowance for expected credit loss (“ECL”) needs to be recorded for loan receivable as a result of the repayment date is not due yet.

11. NOTE RECEIVABLE

On April 28, 2023, the Company completed the sale of Stand Best Creation Limited and its subsidiaries, Hengda and Hengdali, to New Stonehenge Limited for a total of RMB 58,744,000 (equivalent to USD $8,500,000). New Stonehenge Limited has agreed to make the payment in four equal installments on a date that falls 48 months after the effective date of the transaction, with an annual interest rate of 5%. For the year ended December 31, 2023, the Company received repayment of RMB 9,404,000 from the buyer and record interest income of RMB 2,006,000.

At December 31, 2023, the Company assessed whether the credit risk on a financial instrument has increased significantly since initial recognition, and concluded no loss allowance for ECL needs to be recorded for note receivable under IFRS 9 as a result of continuous timely repayment from the lender, and no indication of default for future repayment from the lender.

12. PROPERTY, PLANT AND EQUIPMENT

		Plant and	Motor	Office
	Buildings	machinery	vehicles	equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2022	18,271	746,042	5,369	2,065	771,747
Additions	—	—	—	22	22
Transferred to assets classified as held for sale	(18,271)	(746,042)	(4,225)	(1,886)	(770,424)
At December 31,2022	—	—	1,144	201	1,345
Additions	—	—	446	53	499
Disposals	—	—	—	—	—
At December 31, 2023	—	—	1,590	254	1,844

Accumulated depreciation
At January 1, 2022	1,845	349,382	3,802	1,601	356,630
Depreciation charge	—	—	217	49	266
Transferred to assets classified as held for sale	(1,845)	(349,382)	(3,748)	(1,582)	(356,557)
At December 31, 2022	—	—	271	68	339
Depreciation charge	—	—	306	53	359
At December 31, 2023	—	—	577	121	698

Impairment
At January1, 2022	16,426	396,660	477	304	413,867

Transferred to assets classified as held for sale	(16,426)	(396,660)	(477)	(304)	(413,867)
At December 31, 2022	—	—	—	—	—
Impairment losses recognized in loss	—	—	—	—	—
At December 31, 2023	—	—	—	—	—

Carrying amount, net
At December 31, 2022	—	—	873	133	1,006
At December 31, 2023	—	—	1,013	133	1,146

All property, plant and equipment held by the Company are located in the PRC. The Company’s buildings are situated on land under medium-term land use rights and were reclassified as assets held for sale as of December 31, 2022.

For the buildings owned collectively by the Company and other three unrelated companies, the cost of buildings are stated according to the amounts paid by the Company for its part of buildings, which represent the Company’s interests in the buildings. Buildings are depreciated over their expected useful lives of 40 years. These buildings’ cost was RMB 2,913,000, and accumulated depreciation of RMB 1,226,000 and RMB 1,226,000 as of December 31, 2023 and 2022, respectively, and an impairment allocation of RMB 1,687,000 and RMB 1,687,000 as of December 31, 2023 and 2022, respectively. No property, plant and equipment was pledged to secure the Company interest-bearing bank borrowings at December 31, 2023 and 2022. As of December 31, 2022, all buildings were reclassified as assets held for sale.

During the year ended December 31, 2021, Hengdali subleased all its land and buildings. The cost, accumulated depreciation and impairment of land and buildings were reclassified to investment property, which in turn was reclassified to assets held for sale as of December 31, 2022. The net effect on the consolidated balance sheet was nil.

13. INVESTMENT PROPERTY

	2023	2022
	RMB’000	RMB’000
Cost
As of beginning of the year	—	401,231
Transferred from property, plant and equipment	—	—
Transferred from right-of-use assets	—	—
Transferred to assets classified as held for sale	—	(401,231)
As of end of the year	—	—

Accumulated depreciation
As of beginning of the year	—	(53,987)
Depreciation for the year	—	—
Transferred from property, plant and equipment	—
Transferred from right-of-use assets	—
Transferred to assets classified as held for sale	—	53,987
As of end of the year	—	—

Impairment for the year
As of beginning of the year	—	(347,244)
Transferred from property, plant and equipment	—	—
Transferred from right-of-use assets	—	—
Transferred to assets classified as held for sale	—	347,244
As of end of the year	—

Carrying amount, net
At December 31, 2023 and 2022	—	—

The Company’s investment property was reclassified as an asset held for sale as of December 31, 2022 and thus has no fair value. The fair value of this investment property, which is the estimation of the depreciated replacement cost, as of December 31, 2021 was RMB 269,900,000.

However, due to the absence of the real estate ownership certificate, the Company assessed the recoverable amount of investment property, and determined that carrying amount was $ nil at December 31, 2023 and 2022.

During the year ended December 31, 2021, Hengdali subleased all its land and buildings. The cost, accumulated depreciation and impairment of land and buildings were reclassified to investment property. The net effect on the consolidated balance sheet was nil.

14. INTANGIBLE ASSETS

	As of December 31,
	2023	2022
	RMB’000	RMB’000
Cost
As of beginning of the year	7	—
Addition	—	7
As of end of the year	7	7

Accumulated amortization
As of beginning of the year	(1)	—
Amortization for the year	(2)	(1)
As of end of the year	(2)	(1)

Carrying amount
At December 31, 2023 and 2022	4	6

Intangible assets consisted of a purchased software license as of December 31, 2023 and 2022. The amortization expense for the years ended December 31, 2023 and 2022 were RMB 2,000 and RMB 1,000.

15. FINANCIAL ASSETS

The following is an analysis of financial assets:

	As of December 31,
	2023	2022
	RMB’000	RMB’000
Unlisted financial assets	700	8,523

As of December 31, 2023 and 2022, the fair value of unlisted securities owned by the Company held in the bank amounted to RMB 700,000 and RMB 8,523,000 is determined based on the valuation determined by the Bank using inputs that are not observable in active market.

During the year ended December 31, 2022, fair value unrealized gain of unlisted financial assets was RMB 130,000.

16. INVENTORIES

As of December 31,
	2023	2022
	RMB’000	RMB’000
Raw materials	—	—
Work in progress	—	—
Finished goods	—	—
	—	—

As of December 31, 2022, total inventory held by discontinued operations was RMB 28,749,000 (Note 30).

The analysis of the amount of inventories recognized from discontinued operations as an expense and included in profit or loss is as follows:

	For the years ended December 31,
	2023	2022	2021
	RMB’000	RMB’000	RMB’000
Discontinued operations
Carrying amount of inventories sold	—	45,290	248,166
Write down (reversal) of inventories (included in cost of sales)	—	(4,045)	(99,237)
	—	41,245	148,929

17. TRADE RECEIVABLES

As of December 31,
	2023	2022
	RMB’000	RMB’000
Trade receivables	—	—
Less: provision for bad debt allowance	—	—
	—	—

As of December 31, 2022, total trade receivables of discontinued operations were RMB 11,683,000 (Note 30).

The Company’s trade receivables are denominated in Renminbi and non-interest bearing. As of December 31, 2023 and 2022, the Company accrued RMB nil and RMB 795,000,000 , respectively, as a provision for bad debt related to the amount of outstanding trade receivables that did not conform with the Company’s credit policy. As of December 31, 2022, the Company had an increase in bad debts of RMB 33,365,000 in discontinued operations due slower collection of trade receivables.

18. OTHER RECEIVABLES AND PREPAYMENTS

	As of December 31,
	2023	2022
	RMB’000	RMB’000
Prepaid expense and prepayments	14,485	13,269
Security deposit	—	109
Other receivables	5,895	5,802
	20,380	19,180

As of December 31, 2022, total other receivables and prepayments of discontinued operations was RMB 3,000,000 (Note 30).

All of the other receivables and prepayments are expected to be recovered or recognized as expense within one year. The net carrying value of these balances is considered a reasonable approximation of fair value. Prepaid expense mainly consisted of advance payment to the vendors as of December 31, 2023 and 2022.

19. CASH AND BANK BALANCES

	As of December 31,
	2023	2022
	RMB’000	RMB’000
Cash on hand	—	—
Cash at banks	3,808	3,936
Cash and bank balances	3,808	3,936

Cash and bank balances are denominated in the following currencies:

	As of December 31,
	2023	2022
	RMB’000	RMB’000
Renminbi	3,619	3,104
Hong Kong dollars	1	2
US dollars	188	830
	3,808	3,936

As of December 31, 2022, total cash and bank balances held by discontinued operations was RMB 306,000 (Note 30).

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

Restricted cash

As of December 31, 2023, the Company had restricted cash of RMB nil (2022: RMB 2,069,000), of which nil (2022: nil) was used as collateral for the Company’s bank borrowings, and nil was used as collateral for the Company’s financial derivatives (2022: nil). The nature of restricted cash is that of a term deposit maturing on January 15, 2023. They were temporarily not available for general use by the Company as of December 31, 2022.

20. TRADE PAYABLES

	As of December 31,
	2023	2022
	RMB’000	RMB’000
Trade payables	—	3,079

Trade payables are denominated in Renminbi, non-interest bearing and generally settled within 120-day terms. All of the trade payables are expected to be settled within one year. The carrying value of trade payables is considered to be a reasonable approximation of fair value. There was no trade payables held by discontinued operations.

21. ACCRUED LIABILITIES AND OTHER PAYABLES

	As of December 31,
	2023	2022
	RMB’000	RMB’000
Deposits received from distributors	—	—
Accrued salary	488	402
Others	1,044	397
	1,532	799

Accrued liabilities and other payables are denominated in the following currencies:

	As of December 31,
	2023	2022
	‘000	‘000
In Renminbi	1,532	799
In US dollars	—	—

As of December 31, 2022, total accrued liabilities and other payables of discontinued operations was RMB 19,197,000 (Note 30).

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

The carrying value of accrued liabilities and other payables is considered to be a reasonable approximation of fair value.

22. TAXES PAYABLE

	As of December 31,
	2023	2022
	RMB’000	RMB’000
VAT	1,902	436
Income tax	40	93
Property tax	—	—
Other	51	53
	1,993	582

As of December 31, 2022, total taxes payable of discontinued operations was RMB 951,000 (Note 30).

23. RIGHT-OF-USE ASSETS AND LEASES LIABILITIES

(a) Amounts recognized in the consolidated statement of financial position

The carrying amounts of right-of-use assets for lease are as below:

Net book amount at January 1, 2022	RMB 44,288,000
Net book amount at December 31, 2022	RMB 469,000

Net book amount at January 1, 2023	RMB 469,000
Net book amount at December 31, 2023	RMB nil

As of December 31, 2022, total net book amount of right-of-use assets of discontinued operations amounts was RMB 30,937,000.

During the year ended December 31, 2022, Hengdali subleased all its land and buildings. The cost, accumulated depreciation and impairment of land and buildings were reclassified to investment property. The net effect on the consolidated balance sheet was nil.

The lease liabilities for continuing operations are as below:

	As of December 31,
	2023	2022
	RMB’000	RMB’000
Lease liabilities - current	—	328
Lease liabilities – noncurrent	—	157
	—	485

As of December 31, 2022, total lease liabilities of discontinued operations was RMB 33,325,000 (Note 30).

Contractual undiscounted cash flows for the leases:

As of December 31, 2023
Within one year	One to five years	Total contractual undiscounted cash flow
RMB’000	RMB’000	RMB’000
—	—	—

(b) Amounts recognized in the consolidated income statement

The consolidated income statement shows the following amounts from continuing operations relating to leases:

Year ended
December 31, 2023
Amortization charge of right-of-use assets	—
Interest expense	—

Year ended
December 31, 2022
Amortization charge of right-of-use assets	484
Interest expense	25

Year ended
December 31, 2021
Amortization charge of right-of-use assets	1,266
Interest expense	51

The consolidated income statement shows the following amounts from discontinued operations relating to leases:

Year ended
December 31, 2023
Amortization charge of right-of-use assets	4,267
Interest expense	293

Year ended
December 31, 2022
Amortization charge of right-of-use assets	12,801
Interest expense	1,479

Year ended
December 31, 2021
Amortization charge of right-of-use assets	12,801
Interest expense	2,115

The total cash outflow in financing activities for leases during the years ended December 31, 2023, 2022 and 2021 was RMB nil, RMB 358,000 and RMB 1,144,000, respectively.

The total cash outflow in financing activities from discontinued operations for leases during the years ended December 31, 2023, 2022 and 2021 was RMB 14,303,000, RMB 14,303,000 and RMB 14,303,000, respectively.

24. NOTE PAYABLE

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

During the year ended December 31, 2023, the Company amortized OID of RMB (US: $20,833) and recorded RMB 750,932 (US: $106,050) interest expense on this Note, and the Company and Lender exchanged these Partitioned Notes of $340,000 for the delivery of 70,867 shares of the Company’s common stock. During the year ended December 31, 2022, the Company amortized OID of RMB 415,624 (US: $60,260) and recorded RMB 39,851 (US: $5,922) interest expense on this Note. The Company recorded RMB1,204,000 (US: $178,863) loss on note conversion in 2023. On September 1, 2023, the Company and the Investor entered into a standstill agreement with regard to the certain promissory note issued to the Investor dated December 12, 2022. Pursuant to the standstill agreement, the Investor agreed not to redeem any portion of such promissory note until November 30, 2023. The Company, in return, agreed to increase the Outstanding Balance of such note by $96,091 (the “Standstill Fee”) as of the date thereof. Following the application of the Standstill Fee, as of December 31, 2023, the outstanding principal balance of this note was RMB 7,596,883 (US: $1,069,999, net of unamortized OID of $18,593).

Unsecured Promissory Note in July 2023

On July 26, 2023, the Company entered into a Note Purchase Agreement with an investor, pursuant to which the Company issued to the Purchaser an unsecured Promissory Note of $1,070,000, for $1,000,000 in gross proceeds. The Note included an original issue discount (“OID”) of $50,000 along with $20,000 for investor’s fees, costs and other transaction expenses in connection with the issuance of the note. The OID was recognized as a debt discount is amortized over the life of the note. The Note bears interest at 8% per annum compounding daily, and has a term of 18 months. All outstanding principal and accrued interest on the Note will become due and payable eighteen (18) months after the purchase price of the Note is delivered by Purchaser to the Company (the “Purchase Price Date”). The Company may prepay all or a portion of the Note at any time by paying 120% of the outstanding balance elected for pre-payment. The Investor has the right to redeem the Note at any time six (6) months after the Purchase Price Date (the “Redemption Start Date”), subject to maximum monthly redemption amount of $200,000. The Company should pay the applicable redemption amount in cash to the Investor within three (3) Trading Days following the investor’s delivery of a redemption notice. At the end of each month following the Redemption Start Date, if the Company has not reduced the Outstanding Balance by at least $160,000, then by the fifth (5th) day of the following month, the Company must pay in cash to the Investor the difference between $160,000 and the amount actually redeemed in such month or the Outstanding Balance will automatically increase by one percent (1%) as of such fifth (5th) day. Under the Note Purchase Agreement, while the Note is outstanding, the Company agreed to keep adequate public information available and maintain its Nasdaq listing.

During the year ended December 31, 2023, the Company amortized OID of RMB 151,326 (US: $21,371) and recorded RMB 266,021 (US: $37,569) interest expense on this Note. As of December 31, 2023, the outstanding principal balance of this note was RMB 7,393,630 (US: $1,041,371, net of unamortized OID of $28,629).

25. SHARE CAPITAL

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

	December 31, 2023	December 31, 2022
	Number	Number
	of shares	of shares
Authorized:
Preferred shares, no par value	50,000,000	50,000,000
Class A Ordinary shares, no par value	200,000,000	200,000,000
Class B Ordinary shares, no par value	50,000,000	50,000,000

	December 31, 2023	December 31, 2022
	Number	Number
	of shares	of shares
Issued:	3,251,917	805,785
Outstanding and fully paid:
Ordinary shares, no par value
At January 1	805,785	597,610
Issuance of new shares for equity financing	1,062,472	166,667
Note conversion into shares	70,867	—
Equity compensation	1,312,793	41,508
At December 31	3,251,917	805,785

On September 3, 2020, the Company effected a reverse stock split, every three issued and outstanding ordinary shares as of the effective date will automatically be combined into one issued and outstanding share.

On September 18, 2023, the Company effected a one-for-ten reverse split of its issued and outstanding Class A ordinary shares.

Equity Financing

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

On January 10, 2023, the Company entered into a certain securities purchase agreement (the “SPA”) with Mr. Weilai (Will) Zhang, the Chief Executive Officer of the Company, Mr. Ishak Han, a director of the Company, and another sophisticated purchaser (collectively, the “Purchasers”), pursuant to which the Company agreed to sell 1,625,000 ordinary shares (pre-reverse split), par value $0.024 per share (the “Ordinary Shares”), at a per share purchase price of $0.80 (the “Offering”). This Offering was unanimously approved by the disinterested directors and the board of directors of the Company. The gross proceeds to the Company from this Offering are $1.3 million, before deducting any fees or expenses. The Company plans to use the net proceeds from this Offering for the expansion of its social ecommerce business and for general corporate purposes. The Offering closed on January 12, 2023.

On January 13, 2023, the Company entered into a certain securities purchase agreement (the “SPA”) with a certain purchaser (collectively, the “Purchasers”), pursuant to which the Company agreed to sell 1,234,568 Class A ordinary shares (pre-reverse split), par value $0.024 per share (the “Ordinary Shares”), at a per share purchase price of $0.81 (the “Offering”), the closing price of the Ordinary Shares on the Nasdaq Capital Market as of January 10, 2023. The gross proceeds to the Company from this Offering are approximately $1 million, before deducting any fees or expenses. The Company plans to use the net proceeds from this Offering for the expansion of its social ecommerce business and for general corporate purposes.

On March 30, 2023, the Company entered into a certain securities purchase agreement (the “SPA”) with five sophisticated investors (collectively, the “Purchasers”), pursuant to which the Company agreed to sell 5,681,820 Class A ordinary shares (pre-reverse split), no par value (the “Ordinary Shares”), at a per share purchase price of $0.88 (the “Offering”). Upon closing of this offering, these two beneficial owners of the Purchasers will have approximately 15.15% of the total voting power of the Company, and the Company’s CEO and Chairman, Weilai (Will) Zhang, will have about 52.13% of the total voting power of the Company. The gross proceeds to the Company from this Offering are approximately $5 million, before deducting any fees or expenses. The Company has issued the Class A ordinary shares on April 12, 2023 and the Offering was closed on the same day as all closing conditions were satisfied. The Company plans to use the net proceeds from this Offering for general corporate purposes.

On August 2, 2023, the Company entered into a certain securities purchase agreement with an investor, pursuant to which the Company agreed to sell 2,083,333 Class A ordinary shares (pre-reverse split), at a per share purchase price of $0.48 (the “Offering”). The gross proceeds to the Company from this Offering are approximately $1 million, before deducting any fees or expenses. The Company has issued the Class A ordinary shares on August 2, 2023 and the Offering was closed on the same day as all closing conditions were satisfied. The Company plans to use the net proceeds from this Offering for general corporate purposes.

Following is a summary of the warrant activity (post-reverse stock split) for the years ended December 31, 2023 and 2022:

			Weighted
			Average
			Remaining
		Average	Contractual
	Number of	Exercise	Term in
	Warrants	Price	Years
Outstanding at January 1, 2022	186,841	$35.0	4.14
Exercisable at January 1, 2022	186,841	$35.0	4.14
Granted	183,333	8.1	5.00
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—
Outstanding at December 31, 2022	370,174	21.7	4.02
Exercisable at December 31, 2022	370,174	21.7	4.02
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Expired	7,219	38.1	—
Outstanding at December 31, 2023	362,955	$21.32	2.24
Exercisable at December 31, 2023	362,955	$21.32	2.24

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

From January to December 31, 2023, the Company issued aggregate of 29,234 shares to its Chief Financial Officer as stock compensation expense. The fair value of 29,234 shares was RMB 639,000. From January to December 31, 2023, the Company issued aggregate of 171,338 shares to its Chief Executive Officer as stock compensation expense. The fair value of 171,338 shares was RMB 5,432,000. From January to December 31, 2023, the Company issued aggregate of 168,000 shares to its directors as stock compensation expense. The fair value of 168,000 shares was RMB 7,037,000. From January to December 31, 2023, the Company issued aggregate of 224,793 shares to its employees as stock compensation expense. The fair value of 224,793 shares was RMB 17,282,000. From January to December 31, 2023, the Company issued aggregate of 719,428 shares to its consultants or consulting firms as stock compensation expense. The fair value of 719,428 shares was RMB 19,070,000.

26. RESERVES

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

From January to December 31, 2023, the Company issued aggregate of 29,234 shares to its Chief Financial Officer as stock compensation expense, and issued aggregate of 171,338 shares to its Chief Executive Officer as stock compensation expense.

From January to December 31, 2023, the Company issued aggregate of 168,000 shares to its directors as stock compensation expense. From January to December 31, 2023, the Company issued aggregate of 224,793 shares to its employees as stock compensation expense.

From January to December 31, 2023, the Company issued aggregate of 719,428 shares to its consultants or consulting firms as stock compensation expense.

For the years ended December 31, 2023, 2022 and 2021, employee remuneration expense for senior officers, employees and directors (all of which related to equity-settled share-based payment transactions) of RMB 30,390,000, RMB 2,180,000 and RMB 1,835,000, respectively, has been included in profit or loss and credited to the share capital and share-based payment reserve.

For the years ended December 31, 2023, 2022 and 2021, consulting expense (all of which related to equity-settled share-based payment transactions) of RMB 19,070,000, RMB nil and RMB nil.

28. SIGNIFICANT RELATED PARTY TRANSACTIONS

Apart from those discussed elsewhere in these financial statements, the following are significant related party transactions entered into between the Company and its related parties at agreed rates:

Due from related parties

	2023	2022
	RMB’000	RMB’000
Liping Huang (CEO’s spouse)	3,550	-
Lei Deng (legal representative of one of the subsidiaries)	1,964	-
Xiaorong Yang (legal representative of one of the subsidiaries)	3,830	-

Total	9,344	-

At December 31, 2023, the Company assessed whether the credit risk on a financial instrument has increased significantly since initial recognition, and concluded no loss allowance for ECL needs to be recorded for due from related parties under IFRS 9 as a result of the guaranteed repayment from the Company’s senior officers.

Amount owned to related parties

	2023	2022
	RMB’000	RMB’000
Amounts owed to related parties	553	1,291

	553	1,291

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

As of December 31, 2022, the Company had a loan of US$167,000 (equivalent to RMB 1,160,000) (2021: US$167,000 (equivalent to RMB 1,160,000)) payable to Sound Treasure Limited, an affiliate of Mr. Huang Jia Dong and a shareholder of the Company. This loan is interest free, unsecured and repayable on demand. As a result of the sale of subsidiaries, the loan was forgiven on the disposal date, and the company recognize other income totaling US$ 167,000 (equivalent to RMB 1,160,000).

As of December 31, 2022, the Company had a loan of US$20,000 (equivalent to RMB 131,000) (2021: US$20,000 (equivalent to RMB131,000)) payable to Alex Ng Man Shek, a former director and corporate secretary of the Company. This loan is interest free, unsecured and repayable on demand.

As of December 31, 2023, the Company had due to Weilai Zhang, (the Company’s CEO) of US$ 78,000 (equivalent to RMB 553,000), no interest, unsecured and payable upon demand.

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

29. COMMITMENTS

(a) Operating lease commitments

The Company leases production factories, warehouses and employees’ hostel from unrelated parties under non-cancellable operating lease arrangements. The leases have varying terms and the total future minimum lease payments of the Company under non-cancellable operating leases are payable as follows:

	As of December 31,
	2023	2022	2021
	RMB’000	RMB’000	RMB’000
Within one year	—	328	13,404
After one year and within five years	—	157	33,325
	—	485	46,729

As of December 31, 2022, total operating lease liabilities payable of discontinued operations amounts of RMB 33,325,000 (Note 30).

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

(b) Capital commitments

The Company’s capital expenditures consist of expenditures on property, plant and equipment and capital contribution. Capital expenditures contracted for at the balance sheet date but not recognized in the financial statements are as follows:

	As of December 31,
	2023	2022	2021
	RMB’000	RMB’000	RMB’000
Contracted for capital commitment in respect of capital contribution to its wholly foreign owned subsidiary in the PRC:
Chengdu Future	26,074	30,000	30,000
Antelope Chengdu	46,889	65,250	62,250
Hainan Antelope Holding	63,726	63,726	63,726
Antelope Future (Yangpu)	60,970	63,726	63,726
Antelope Investment (Hainan)	50,000	50,000	50,000
Antelope Ruicheng Investment	47,245	50,000	50,000
Hangzhou Kylin Cloud Service Technology	—	4,500	—
Anhui Kylin Cloud Service Technology	2,900	4,900	—
Wenzhou Kylin Cloud Service Technology	5,000	—	—
Hubei Kylin Cloud Service Technology	5,000	—	—
Jiangxi Kylin Cloud Service Technology	5,000	—	—

30. DISPOSAL OF SUBSIDIARIES

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

The Company held an extraordinary meeting of shareholders on February 21, 2023, at 8:30 AM ET, at Junbing Industrial Area, Anhai, Jinjiang, Fujian, China. There were 5,678,430 ordinary shares voted, representing approximately 56.58% of the total 10,035,188 outstanding ordinary shares and therefore constituting a quorum of more than fifty percent (50%) of the shares outstanding and entitled to vote at the meeting as of the record date of January 5, 2023. The final voting results submitted to a vote of shareholders at the meeting were that the following constitutes the number of votes voted with respect to the proposal of the approval of the proposed sale of the Company’s subsidiaries (the “Disposition Transaction”), Stand Best Creation Limited, Jinjiang Hengda Ceramics Co., Ltd., and Jiangxi Hengdali Ceramic Materials Co., Ltd. to New Stonehenge Limited, a business company incorporated in the British Virgin Islands with limited liability, in exchange for an unsecured promissory note with a principal amount of US$8.5 million, which will be mature in four years after its issuance. Accordingly, the Disposition Transaction has been approved. The disposal of the subsidiaries for the ceramic tile manufacturing business were completed on April 28, 2023.

The following table summarizes the carrying value of the assets and liabilities of disposal group at the closing date of disposal. The Company recorded RMB 73.8 million gain on disposal of the subsidiaries, which was the difference between the selling price of US$8.5 million and the carrying value of the net assets of the disposal group.

As of April 28, 2023
RMB’000

Right-of-use assets, net	26,670
Inventories, net	25,798
Trade receivables, net	2,875
Other receivables and prepayments	2,890
Cash and bank balances	256
Accrued liabilities and other payables	(19,143)
Amounts owed to related parties	(35,057)
Lease liabilities	(19,315)
Taxes payable	(77)

Assets and liabilities of the Disposal Group were classified as “Assets classified as held for sale” and “Liabilities directly associated with assets classified as held for sale” respectively, in accordance with IFRS 5 as at December 31, 2022, is summarized in the following table.

As of December 31, 2022
RMB’000

ASSETS CLASSIFIED AS HELD FOR SALE

Right-of-use assets, net	30,937
Inventories, net	28,749
Trade receivables, net	11,683
Other receivables and prepayments	3,000
Cash and bank balances	306
Total assets of the Disposal Group held for sale	74,675

As of December 31, 2022
RMB’000

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE

Accrued liabilities and other payables	19,197
Amounts owed to related parties	35,057
Lease liabilities	33,325
Taxes payable	951
Total liabilities of the Disposal Group directly associated with assets classified as held for sale	88,530

The financial performance and cash flow information presented are for the years ended December 31, 2023, 2022 and 2021.

	Years ended December 31,
	2023	2022	2021
	RMB’000	RMB’000	RMB’000
Financial performance
Net sales	2,701	37,696	144,743

Cost of goods sold	7,557	41,245	83,436

Gross profit (loss)	(4,856)	(3,549)	61,307

Other income	5,716	14,244	9,388
Selling and distribution expenses	(1,517)	(5,913)	(6,298)
Administrative expenses	(434)	(51,297)	(131,867)
Finance costs	(293)	(1,479)	(2,115)
Other expenses	—	—	(90)

Loss before taxation	(1,384)	(47,994)	(69,675)

Gain on disposal of discontinued operations	73,846	—	—

Net income (loss) for the year from discontinued operations	72,461	(47,994)	(69,675)

Cash flow information

Net cash generated from operating activities from discontinued operations	14,118	4,982	3,314

Net cash used in investing activities from discontinued operations	—	—	—

Net cash used in financing activities from discontinued operations	(14,303)	(14,303)	(14,303)

Net (decrease) increase in cash and cash equivalents from discontinued operations	(185)	(9,321)	(10,989)

31. FINANCIAL RISK MANAGEMENT

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

The Company’s concentration of credit risk by geographical location is wholly in the PRC as of December 31, 2023 and 2022.

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

	As of December 31, 2023
			Total
	Within 1 year	More than 1 year but less than 5 years	contractual undiscounted cash flow	Carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000
Amounts owed to related parties	553	—	553	553
Note payable	7,597	7,394	14,991	14,991
Total	8,150	7,394	15,544	15,544

	As of December 31, 2022
		More than 1	Total contractual
	Within 1 year	year but less than 5 years	undiscounted cash flow	Carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000
Trade payables	3,079	—	3,079	3,079
Amounts owed to related parties	1,291	—	1,291	1,291
Note payable	—	8,775	8,775	8,775
Lease liabilities	349	146	495	495
Total	4,719	8,921	13,640	13,640

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

At December 31, 2023 and 2022, the company had no variable-rate risk.

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

As of December 31, 2023 and 2022, nearly all of the Company’s monetary assets and monetary liabilities were denominated in RMB except certain bank balances (Note 19) were denominated in US dollars and HKD.

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

	As of December 31,
	2023	2022	2021
	RMB’000	RMB’000	RMB’000
Loss before taxation	8	39	895

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Company which expose the Company to foreign currency risk at the end of the reporting period. The stated changes represent management’s assessment of reasonably possible changes in foreign exchange rates over the period until the end of next annual reporting period. The analysis is performed on the same basis for 2023, 2022 and 2021.

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

There were no transfers between instrument levels during the years ended December 31, 2023 and 2022.

As of December 31, 2023 and 2021 there were no other financial instruments measured on a recurring basis.

(ii)	Financial assets and liabilities measured at other than fair value

The carrying amounts of the Company’s other financial instruments carried at cost or amortized cost approximate their fair values as of December 31, 2023 and 2022.

32. CAPITAL MANAGEMENT

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

The Company is not subject to externally imposed capital requirements, except for, as disclosed in Note 26(a), the Company’s PRC subsidiaries are required by the Foreign Enterprise Law of the PRC to contribute to and maintain a non-distributable statutory reserve fund whose utilization is subject to approval by the Board of Directors. This externally imposed capital requirement has been complied with by the PRC subsidiaries for the years ended December 31, 2023, 2022 and 2021.

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

	As of December 31,
	2023	2022
	RMB’000	RMB’000
Interest-bearing bank borrowings	—	—
Note payable	14,991	8,775
Amounts owed to related parties	553	1,291
Total debts	15,544	10,066
Less: Cash and cash equivalents (excluding restricted bank balances)	(3,808)	(3,936)
Net debts	11,736	6,130
Equity attributable to shareholders of the Company	96,942	1,047
Gearing ratio	12%	585%

33. SUBSEQUENT EVENTS

The Company has evaluated all events that have occurred subsequent to December 31, 2023 through the date that the consolidated financial statements were issued. Management has concluded that the following material subsequent events required disclosure in the consolidated financial statements.

1)	On January 9, 2024, the Company entered a service agreement with a consultant, for performing accounting and financial services to the Company. Pursuant to the service agreement, the Company issued 100,000 restricted Class A ordinary shares, no par value as the share compensation expense. The fair value of 100,000 shares was $190,000.

2)	On January 25, 2024, the Company entered into a note purchase agreement with Guoxiang Hu (the “Investor”), pursuant to which the Company issued the Investor an unsecured promissory note in the principal amount of $4,630,000 (the “Note”). The Note bears interest at a rate of 16% per annum. All outstanding principal and accrued interest on the Note will become due and 9 months after the purchase price of the Note is delivered by Investor to the Company (the “Purchase Price Date”). The Company may prepay all or a portion of the outstanding balance of the Note prior to its maturity date.

Global Pacific Securities US Inc. (“Global Pacific”) has acted as the lead advisor of the Company for the transaction contemplated in the Purchase Agreement, and the Company agreed to pay Global Pacific a cash fee equal to three percent (3%) of the gross proceeds and to reimburse Global Pacific for its accountable expenses up to $30,000 (“Cash Compensation”) and to issue to Global Pacific restricted Class A ordinary shares of the Company (“Share Compensation”), in an amount equal to 7.5% of the gross proceeds. On February 2, 2024, the Company issued 193,994 restricted Class A ordinary shares to Global Pacific.

In addition, the Company may not assign the Note without prior written consent of the Investor. The Investor may be sold, assigned or transferred by the Investor without the Company’s prior written consent. However, in the event that the Company has identified any individual(s) or entity(ies) that is satisfactory to the Company, to purchase the Note from the Investor, the Investor agreed to use his best efforts to sell, transfer and assign the Note to such individual or entity identified by the Company within ten (10) calendar days following receipt of a written notice from the Company, at a price that equal to the outstanding balance of the Note.

Under the Purchase Agreement, Weilai Zhang, our CEO and Chairman of the board (the “Pledgor”), agreed to enter into a share pledge agreement with the Investor, on January 25, 2024 (the “Pledge Agreement”), to pledge all Class B ordinary shares of the Company, no par value (“Class B ordinary shares”) owned by him, including any additional Class B ordinary shares issued to him while the Note is outstanding, and any proceeds thereof (collectively, the “Pledged Collateral”), to secure the Company’s payment and performance of any and all obligations, liabilities and indebtedness of the Company to the Investor pursuant to the terms of the Purchase Agreement (“Secured Obligations”)

3)	On January 29, 2024, the Compensation Committee of the Board approved, based on the Company’s 2023 operating results and performance, to issue 300,000 Class B ordinary shares of the Company, no par value, as a one-time bonus to the Company’s CEO.

4)	On February 12, 2024, the Company enter into certain exchange agreements with each of certain warrant holders (the “Holders”) pursuant to which, each Holder agreed to surrender the existing warrants held by itself to purchase Class A ordinary shares, no par value, of the Company (“Class A ordinary shares for cancellation, in exchange for the Company’s payment of an aggregate of $202,033 in cash (“Cash Consideration”) and an issuance of 101,016 restricted Class A ordinary shares (the “Exchanged Shares”).

5)	On February 15, 2024, the Company enter into certain exchange agreements with warrant holders (the “Holders”) pursuant to which, Holder agreed to surrender the existing warrants held by itself to purchase Class A ordinary shares, no par value, of the Company (“Class A ordinary shares for cancellation, in exchange for the Company’s payment of an aggregate of $55,556 in cash (“Cash Consideration”) and an issuance of 27,778 restricted Class A ordinary shares (the “Exchanged Shares”).

6)	On February 27, 2024, the Company entered into a stock transfer agreement with Right Fortress Limited (the “transferor”), through which Right Fortress Limited transferred all its equity in Million Stars US Inc (“Million Star”) to Antelope Enterprise Holdings USA Inc. for $1. As of the report date, Million Stars doesn’t have any operations.

7)	On February 23, 2024, the Company entered into a certain securities purchase agreement (the “SPA”) with certain investors (the “Purchasers”), pursuant to which the Company agreed to sell 1,300,000 Class A ordinary shares, (the “Shares”), no par value each (the “Ordinary Shares”), at a per share purchase price of $1.00 (the “Offering”). The gross proceeds to the Company from this Offering are approximately $1.30 million, before deducting any fees or expenses. In a concurrent private placement, the Company also issued the investors warrants to purchase up to 1,300,000 Shares (the “Warrants”). Each Warrant is exercisable for one Class A ordinary share. The Warrants will have an initial exercise price of $1.10 per share and will be exercisable at any time on or after the date of issuance and will expire on the fifth anniversary of the issuance date. The Company plans to use the net proceeds from this Offering for the expansion of the Company’s business in the U.S., and for general corporate purpose.

8)	On February 28, 2024, the Company entered into a consulting service agreement with a consultant to provide marketing consulting services to the Company. The Company agreed to issue 75,000 restricted Class A ordinary shares, no par value, (the “Class A Ordinary Shares”) to the consultant, subject to cancellation in the event that the Service Agreement is terminated earlier than June 30, 2023 (the “share Compensation”).

9)	On March 15, 2024, the Company entered into certain securities purchase agreement (the “SPA”) with certain investors (the “Purchasers”), pursuant to which the Company agreed to sell 1,727,941 Class A ordinary shares, (the “Shares”), no par value each (the “Ordinary Shares”), at a per share purchase price of $1.36 (the “Offering”). The gross proceeds to the Company from this Offering are approximately $2.35 million, before deducting any fees or expenses. The Company plans to use the net proceeds from this Offering for the expansion of the Company’s business in the U.S., including the recruitment of personnel in the U.S. and for general corporate purpose.

10)	On March 25, 2024, the Company entered into a consulting service agreement with a consultant to provide marketing consulting services of e-commence environment to the Company. The Company agreed to issue 51,471 restricted Class A ordinary shares, no par value, (the “Class A Ordinary Shares”) to the consultant, subject to cancellation in the event that the Service Agreement is terminated earlier than June 30, 2023 (the “share Compensation”).

11)	On April 1, 2024, the board of directors approved to amend employment agreement of Mr. Weilai Zhang, the CEO and Chairman of the Company. Pursuant to the Amended Employment Agreement, Mr. Zhang’s monthly compensation as the CEO of the Company was changed from $10,000 in cash and $20,000 in Class B ordinary shares, no par value (the “Class B Ordinary Shares”), calculated based on the closing price of the Class A ordinary shares, no par value (the “Class A Ordinary Shares”) on the last trading day of such month, to be 500,000 Class B Ordinary Shares per year, starting on January 1, 2024. Except for the changes expressly described above, the Amended Employment Agreement does not amend, supplement or update any information contained in the employment agreement of Mr. Zhang dated October 24, 2023. The Board approved, as recommended by the Committee, to issue 1,500,000 Class B Ordinary Shares, to Mr. Zhang, as the compensation for his services for the three years commencing on January 1, 2024 and ending on December 31, 2026, provided that, in the event Mr. Zhang’s employment is terminated earlier than December 31, 2026, Mr. Zhang shall return the Class B Ordinary Shares proportionately.

12)	On April 2, 2024, the Company entered into a warrant exchange agreement (the “Exchange Agreement”) with certain holder (the “Holder”) of warrants (the “Warrants”) to purchase Class A ordinary shares, no par value each, (the “Class A Ordinary Shares”) of the Company, pursuant to which the Holder agreed to surrender the Warrants for cancellation and the Company agreed, in exchange, to issue 0.5 restricted Class A Ordinary Shares for each Warrant. The Holder owned 60,052 Warrants at the time of entering into the Exchange Agreement and received 30,026 restricted Class A Ordinary Shares (the “Exchanged Shares”) upon closing of the transaction as contemplated in the Exchange Agreement.

13)	On April 15, 2024, the Company entered into a warrant exchange agreement (the “Exchange Agreement”) with certain holder (the “Holder”) of warrants (the “Warrants”) to purchase Class A ordinary shares, no par value each, (the “Class A Ordinary Shares”) of the Company, pursuant to which the Holder agreed to surrender the Warrants for cancellation and the Company agreed, in exchange, to issue 0.5 restricted Class A Ordinary Shares for each Warrant. The Holder owned 50,071 Warrants at the time of entering into the Exchange Agreement and received 25,036 restricted Class A Ordinary Shares (the “Exchanged Shares”) upon closing of the transaction as contemplated in the Exchange Agreement.

14)	As of this report date, the Company is preparing a prospectus relates to the offer and resale, from time to time, by the five selling shareholders identified in the prospectus (the “Selling Shareholders”, each individually, the “Selling Shareholder”), of up to 31,300,000 Class A ordinary shares, no par value each (the “Class A Ordinary Shares”), of the Company, consisting of (i) up to 30,000,000 Class A Ordinary Shares issuable pursuant to the Subscription Agreements (as defined below) from time to time after the date of the prospectus and; (ii) 1,300,000 Class A Ordinary Shares issuable upon exercise of certain outstanding warrants issued on February 27, 2024 (the “Warrants”, the holders of such Warrants, the “Warrant Holders”).

On March 25, 2024, the Company entered into three standby equity subscription agreements (the “Subscription Agreements”) with Dafu International Group Ltd., Baisheng International Group Ltd. and Dongsheng International Group Ltd. (each, an “Investor”, collectively, the “Investors”), respectively. Each Subscription Agreements provided for the sale of up to 10,000,000 of the Class A Ordinary Shares. Under the Subscription Agreements, the Company has the right, but not the obligation, to issue to the Investors, and each Investor has the obligation to subscribe for, up to 10,000,000 Class A Ordinary Shares. Each Class A Ordinary Share issuable from time to time under the Subscription Agreements will be issued at a per share purchase price equal to the lesser of (i) the average closing price of the Class A Ordinary Shares during the three consecutive trading days commencing on the applicable advance notice date, as set forth in the Subscription Agreements, or (ii) $1.12.

On February 23, 2024, the Company entered into a securities purchase agreement with the Warrant Holders (the “Securities Purchase Agreement”), pursuant to which, the Company issued to the Warrant Holders the Warrants to purchase up to an aggregate of 1,300,000 Class A Ordinary Shares, at an initial exercise price equal to $1.10 per share. The Warrants were issued on February 27, 2024. They are exercisable at any time on or after the date of issuance and will expire on the fifth anniversary of the issuance date.

