Form 20-F/A
period 2023-12-31
Antelope Enterprise Holdings Ltd
filed 2024-12-09
CIK 1470683

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

Tingting Zhang

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

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F (this “Amendment”) of Antelope Enterprise Holdings Limited. (the “Company”) amends the Annual Report of the Company on Form 20-F for the year ended December 31, 2023, which was originally filed with the U.S. Securities and Exchange Commission on May 1, 2024 (the “Original Report”).

The Company is filing this Amendment for the primary purpose of amending and supplementing certain descriptions of the Company’s operations and certain disclosures about related party loans (collectively, the “Amendments”).

This Form 20-F/A presents the Original Report, amended with modifications as necessary to reflect the Amendments. The following items have been amended:

●	Part I, Item 4	Information on the Company

	Part I, Item 5	Management’s Discussion and Analysis of Financial Condition and Results of Operations/

Overview

	Part I, Item 7.	Major Shareholders and Related Party Transactions

B. Related Party Transactions

In addition, in connection with this Form 20-F/A, the Company’s Chief Executive Officer and Chief Financial Officer have provided new certifications dated as of the date of this filing (Exhibits 31.1, 31.2, 32.1 and 32.2). Except as described above, this Form 20-F/A does not amend, update or change any other items or disclosures in the Original Report and does not purport to reflect any information or events subsequent to the filing thereof. As such, this Form 20-F/A speaks only as of the date the Original Report was filed, and we have not undertaken herein to amend, supplement or update any information contained in the Original Report to give effect to any subsequent events. Accordingly, this Form 20-F/A should be read in conjunction with our Original Report and our other filings made with the SEC subsequent to the filing of the Original Report, including any amendments to those filings.

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

Livestreaming Ecommerce Business

Our livestreaming ecommerce business is operated in China through our 51% subsidiary, Hainan Kylin and its wholly-owned subsidiaries, Hangzhou Kylin and Anhui Kylin. We aim to provide one-stop solutions for our customers who seek to sell their products utilizing the emerging sales channel of livestreaming ecommerce. Our customers usually include consumer goods brands, merchants, and small-scale ecommerce platforms. We believe that livestreaming ecommerce is an important growth engine for consumer good brands as it leverages the content of livestreaming to boost consumer engagement and sales as it combines instant purchasing of a featured product and audience participation through a chat function or reaction buttons. Our typical business model involves the promotion of our customers’ goods by our hosts. Our product management office assesses and selects the products from our customers. We then connect with different suppliers of hosts and influencers, usually staffing agencies that have a growing and diverse pool of such individuals.  We also work with freelance hosts and influencers. These hosts and influencers register on Hainan Kylin’s SaaS platform and are matched with the specific products that our customers have engaged us to promote.  The hosts and influencers then promote our customers’ products on social media and various e-commerce platforms through livestreaming where a unique link is provided for each product.  The consumer is able to place an order for a product by clicking on the provided link. The purchase orders are either directed to the sales sites of our customers where the consumer is able to pay for the product directly to the customer and the purchaser receives delivery of the product directly from the vendor, or directed to third party sites (such as Douyin, China’s most downloaded video-sharing platform and the mainland Chinese counterpart of TikTok, and Xiaohongshu and Kuaishou (very popular third party e-commerce platforms), where the participating vendors ship the products to the purchaser upon the purchaser’s payment to the third party ecommerce site.  The third-partye-commerce sites forward the purchase price to our customers after deducting the applicable costs.

Each of vendors that engage us for our promotion services are required pay us a service fee in advance, the amount of which is approximately 15% to 30% of the retail price of the product to be promoted by our hosts and influencers. Upon each sale, which is marked by the consumer’s payment for the product (either to our customer directly or to the third-party site), the corresponding advance payment is recognized by us as revenue after deducting the commission payable to the host of the livestreaming site. We generally do not have any accounts receivable or accounts payable in this type of sales cycle.  Our service fees are not refundable in the event of a product return by a consumer.

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

Livestreaming Ecommerce Business

Our livestreaming ecommerce business is operated in China through our 51% subsidiary, Hainan Kylin and its wholly-owned subsidiaries, Hangzhou Kylin and Anhui Kylin. We aim to provide one-stop solutions for our customers who seek to sell their products utilizing the emerging sales channel of livestreaming ecommerce. Our customers usually include consumer goods brands, merchants, and small-scale ecommerce platforms. We believe that livestreaming ecommerce is an important growth engine for consumer good brands as it leverages the content of livestreaming to boost consumer engagement and sales as it combines instant purchasing of a featured product and audience participation through a chat function or reaction buttons. Our typical business model involves the promotion of our customers’ goods by our hosts. Our product management office assesses and selects the products from our customers. We then connect with different suppliers of hosts and influencers, usually staffing agencies that have a growing and diverse pool of such individuals.  We also work with freelance hosts and influencers. These hosts and influencers register on Hainan Kylin’s SaaS platform and are matched with the specific products that our customers have engaged us to promote.  The hosts and influencers then promote our customers’ products on social media and various e-commerce platforms through livestreaming where a unique link is provided for each product.  The consumer is able to place an order for a product by clicking on the provided link. The purchase orders are either directed to the sales sites of our customers where the consumer is able to pay for the product directly to the customer and the purchaser receives delivery of the product directly from the vendor, or directed to third party sites (such as Douyin, China’s most downloaded video-sharing platform and the mainland Chinese counterpart of TikTok, and Xiaohongshu and Kuaishou (very popular third party e-commerce platforms), where the participating vendors ship the products to the purchaser upon the purchaser’s payment to the third party e-commerce site.  The third-party e-commerce sites forward the purchase price to our customers after deducting the applicable costs.

Each of vendors that engage us for our promotion services are required pay us a service fee in advance, the amount of which is approximately 15% to 30% of the retail price of the product to be promoted by our hosts and influencers. Upon each sale, which is marked by the consumer’s payment for the product (either to our customer directly or to the third-party site), the corresponding advance payment is recognized by us as revenue after deducting the commission payable to the host of the livestreaming site. We generally do not have any accounts receivable or accounts payable in this type of sales cycle. Our service fees are not refundable in the event of a product return by a consumer.

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

From March 31, 2023 to June 27, 2023, Anhui Zhongjun Enterprise Management Co., Ltd (“Anhui Zhongjun”) borrowed RMB 36,780,000 from our subsidiary, Antelope Enterprise Holdings (Chengdu) Co., Ltd., pursuant to a loan agreement that provided for annual interest of 4.35%. The loan agreement was subsequently replaced by supplemental agreements.  Mr. Zhang Yonghong, a former director of our subsidiary, Chengdu Future Talented Management and Consulting Co., Ltd.(“Chengdu”), was a director of Anhui Zhongjun at the time the loan was entered into. He subsequently resigned from his position as a director of Chengdu as well as his directorship with Anhui Zhongiun. Anhui Zhongjun’s shareholder is an unrelated third party .

We entered into the loan agreement with Anhui Zhongjun with the understanding that it would make these funds available to the customers of our livestreaming ecommerce business.  These customers, while selling products on popular third party sales platforms such as Douyin, Xiaohongshu and Kuaishou, do not immediately receive payment for their sales to consumers. With the popular “7-day unconditional return policy” adopted by most of the third-party sales platforms our customers are not paid for a period of two weeks to two months, resulting in negative cash flows. Following a popular model in China, we enter into this loan arrangement so that our customers use the borrowed funds to relieve the negative cash flows. The understanding of all parties is that upon receipt of funds from Anhui Zhongjun, our customers will prioritize the dispatch and delivery of their products to the consumers who purchase these products on the livestreaming sites hosted by our influencers and hosts. By providing these funds, we seek to ensure the availability and ample supply of the products sold on our livestreaming sites. If, and when, customers approach us for potential financing support, which is common in the e-commerce industry in China, we refer them to Anhui Zhongjun.  Anhui Zhongjun’s loans to our customers typically carry annual interest of 6.35% and the terms of such loans range from 3 months up to two years.  We utilize this third-party financing mechanism, instead of providing direct financing to our customers, to avoid potential disputes with our customers, such as attempts to offset the repayment of loans against service fees payable to us.

In the third quarter of 2023, we also lent funds to three related parties, Liping Huang (“Huang”), the spouse of then CEO of our holding company Antelope Enterprise Holdings Limited, Lei Deng (“Deng”), the legal representative of our subsidiary Antelope Holdings (Chengdu) Co., Ltd. (“Antelope Chengdu”) and Xiaorong Yang (“Yang”), the Supervisor of Antelope Chengdu, in the aggregate amount of $1.316 million. These loans were of the same nature as the loans we made to Anhui Zhongjun and these funds were made available to the customers of our livestreaming ecommerce business through these individuals. The loan to Ms. Huang of $500,000 was repaid in full in the third quarter of 2024. The loans to Messrs. Deng and Yang, in the aggregate amount of $797,000, are expected to be assigned to Anhui Zhongjun by the end of 2024. Accordingly, Anhui Zhongjun will assume the liability of $797,000 and the customers who previously borrowedfuns from Messrs. Deng and Yang will be required to repay their loans to Anhui Zhongjun.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of Antelope Enterprise Holdings Limited, effective on February 23, 2023 (1)*

2.1	Specimen of Class A Ordinary Shares (2)*

2.3	Description of Securities (3)*

4.1	Form of Securities Purchase Agreement (5).*

4.2	2024 Incentive Award Plan (6)*

4.3	Form of Securities Purchase Agreement dated September 30, 2022 (7)*

4.4	Form of Investor Warrant dated September 30, 2022 (7)*

4.5	Form of Placement Agent Warrant dated September 30, 2022 (7)*

4.6	Director Offer Letter dated December 1, 2022 (8)*

4.7	Purchase Agreement, dated December 12, 2022 (9)*

4.8	Form of Promissory Note, dated December 12, 2022 (9)*

4.9	Share Purchase Agreement, dated December 30, 2022 (10)*

4.10	Form of Promissory Note (10)*

4.11	Form of Securities Purchase Agreement, dated January 10, 2023 (11)*

4.12	Form of Securities Purchase Agreement, dated January 13, 2023 (12)*

4.13	Director Offer Letter to Weilai (Will) Zhang, dated February 24, 2023 (13)*

4.14	Director Offer Letter to Ms. Huashu Yuan, dated March 30, 2023 (14)*

4.15	Form of Securities Purchase Agreement, dated March 30, 2023 (15)*

4.16	Form of Promissory Note (16)*

4.17	Note Purchase Agreement, dated July 26, 2023 (16)*

4.18	Form of Securities Purchase Agreement (17)*

4.19	Director Offer Letter to Ms. Xiaoying Song (18)*

4.20	Director Offer Letter to Mr. Boyu Zhang (19)*

4.21	Director Offer Letter to Mr. Junjie Dong (20)*

4.22	The Note, dated January 29, 2024 (21)*

4.23	The Purchase Agreement, dated January 25, 2024 (21)*

4.24	The Pledge Agreement, dated January 25, 2024 (21)*

4.25	Form of Warrant Exchange Agreement (22)*

4.26	Form of Securities Purchase Agreement (23)*

4.27	Form of Standby Equity Subscription Agreement (24)*

4.28	Amended Employment Agreement with Weilai (Will) Zhang, dated April 3, 2023 (25)*

4.29	Form of Warrant Exchange Agreement (26)*

4.30	Form of Warrant Exchange Agreement (27)*

4.31	English translation of Loan Agreement**

4.32	English translation of Supplemental Agreement to Loan Agreement**

4.33	English translation of Supplemental Agreement to Loan Agreement**

8.1	List of Subsidiaries*

11.1	Code of Business Conduct and Ethics (4).*

12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended. ***

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended. ***

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **

15.1	Consent of Centurion ZD CPA & Co., an independent registered public accounting firm.*

15.2	Consent of ARK PRO CPA & CO., an independent registered public accounting firm.*

15.3	Consent of Sichuan Jindouyun Law Firm*

97.1	Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1*

99.1	Supplemental Submission Pursuant to Item 16I(a) of Form 20-F*

101.1NS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed
**	Filed herein
***	Furnished herein

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ANTELOPE ENTERPRISE HOLDINGS LIMITED

December 9, 2024	By:	/s/ Tingting Zhang
	Name:	Tingting Zhang
	Title:	Chief Executive Officer (Principal Executive Officer)

ANTELOPE ENTERPRISE HOLDINGS LIMITED

December 9, 2024	By:	/s/ Hen Man Edmund
	Name:	Hen Man Edmund
	Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant in the capacities on December 9, 2024.

Name	Title

/s/ Tingting Zhang	Chief Executive Officer and Director
Ting Zhang	(Principal Executive Officer)

/s/ Hen Man Edmund	Chief Financial Offer
Hen Man Edmund	(Principal Accounting Officer and Principal Financial Officer)

/s/ Song Chungen	Director
Song Chungen

/s/ Dian Zhang	Director
Dian Zhang

/s/ Ishak Han	Director
Ishak Han

/s/ Huashu Yuan	Director
Huashu Yuan

/s/ Junjie Dong	Director
Junjie Dong

/s/ Xiaoying Song	Director
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

