Form 20-F
period 2024-12-31
Antelope Enterprise Holdings Ltd
filed 2025-05-01
CIK 1470683

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

An aggregate of 35,809,942 Class A ordinary shares, no par value each, and 2,305,497 Class B ordinary shares, no par value each, were issued and outstanding as of December 31, 2024.

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

Yes ☐ No ☒

CERTAIN INFORMATION

In this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated, “we,” “us,” “our,” and “Antelope Enterprises” refers to Antelope Enterprise Holdings Limited (formerly China Ceramics Co., Ltd.), a British Virgin Islands company, and its subsidiaries, including Antelope Enterprise Holdings USA(“Antelope USA”), a Delaware incorporated company and wholly owned subsidiary of Antelope Enterprises, which wholly owns AEHL US LLC (“AEHL US”, formerly known as Million Stars US Inc.), a California limited liability company, BTC Universal Media USA Inc. a Delaware incorporated company and wholly owned subsidiary of Antelope Enterprise, Success Winner Limited (“Success Winner”), a British Virgin Islands company and wholly owned subsidiary of Antelope Enterprises, Vast Elite Limited (“Vast Elite”), a Hong Kong company and wholly owned subsidiary of Success Winner and the entity that wholly owns Chengdu Future Talented Management and Consulting Co., Ltd, (“Chengdu Future”) a PRC operating company and was dissolved on November 7, 2024, Antelope Enterprise (HK) Holdings Limited (“Antelope HK”), a Hong Kong company and wholly owned subsidiary of Success Winner and the entity that wholly owns Antelope Holdings (Chengdu) Co., Ltd (“Antelope Chengdu”), a PRC operating company, and the entity that wholly owns Antelope Future (Yangpu) Investment Co., Ltd (“Antelope Yangpu”), a PRC operating company that in turn wholly owns Antelope Ruicheng Investment (Hainan) Co., Ltd (“Antelope Ruicheng”) that in turn owns 51% of Hainan Kylin Cloud Services Technology Co., Ltd (“Hainan Kylin”), and the entity that wholly owns Hainan Antelope Holdings Co., Ltd (“Hainan Antelope”), a PRC operating company (was dissolved on July 26, 2024) that in turn wholly owns Antelope Investment (Hainan) Co., Ltd (“Antelope Investment”) was dissolved on July 25, 2024) , Hainan Kylin owns 100% of Hangzhou Kylin Cloud Services Technology Co., Ltd (“Hangzhou Kylin”), Anhui Kylin Cloud Services Technology Co., Ltd (“Anhui Kylin”), WenzhouKylin Cloud Services Technology Co., Ltd. (“Wenzhou Kylin”), Hubei Kylin Cloud Services Technology Co., Ltd. (“Hubei Kylin”), and Jiangxi Kylin Cloud Services Technology Co., Ltd. (“Jiangxi Kylin”).

On November 20, 2009, China Holdings Acquisition Corp. (“CHAC”), our predecessor, merged with and into Antelope Enterprise Holdings Limited, its wholly owned British Virgin Islands subsidiary, resulting in the redomestication of CHAC to the British Virgin Islands as “Antelope Enterprise Holdings Limited”. Immediately following the merger and redomestication, and as part of the same integrated transaction, Antelope Enterprises acquired all of the outstanding securities of Success Winner.

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

Our Corporate Structure

We are an offshore holding company incorporated in the British Virgin Islands. As a holding company with no material operations, our operations were conducted by our subsidiaries in China and in the US.

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

Pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the Cyberspace Administration of China (“CAC”). On July 30, 2021, the State Council issued Regulation on Protecting the Security of Critical Information Infrastructure, clarifying the definition of critical information infrastructure as “any of network facilities and information systems in important industries and fields-such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, and science, technology and industry for national defense-that may seriously endanger national security, national economy and people’s livelihood, and public interests in the event that they are damaged or lose their functions or their data are leaked.” On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “CAC Revised Measures”) to replace the original Cybersecurity Review Measures. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than one million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas. As advised by our PRC counsel, Sichuan Jindouyun Law Firm, we are not subject to cybersecurity review with the CAC in accordance with the CAC Revised Measures, because (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; (ii) as of the date of this annual report, our data processing activities (including the collection, storage, usage, transmission and publicity of data) do not damage national security; and (iii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator. However, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange.

Furthermore, the PRC government initiated a series of regulatory actions and statements to regulate activities in the overseas securities listing in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure. On February 17, 2023, the China Securities Regulatory Commission (“CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023.

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

Furthermore, the audit report included in this Form 20-F for the year ended December 31, 2024, was issued by our auditors, AssentSure PAC, an audit firm headquartered in Singapore. AssentSure is not among those audit firms listed by the PCAOB Hong Kong Determination, a determination announced by the PCAOB on December 16, 2021, that the it was unable to inspect or investigate completely registered public accounting firms headquartered in Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Our former auditor ARK PRO CPA & CO (ARK), for the years ended 2023, is a registered public accounting firm that the PCAOB was not able to inspect or investigate completely in 2021 according to the PCAOB’s December 16, 2021 determinations. The PCAOB made this determination pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the Holding Foreign Companies Accountable Act (“HFCA Act”). On August 26, 2022, the China Securities Regulatory Commission (“CSRC”), the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden, which amended the HFCA Act by reducing the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. In the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act, as amended, and ultimately result in a determination by the Nasdaq Capital Market to delist our securities.

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

We are aware, however, recently, that the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

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

Summary Risk Factors

Risks Related to Our Business Operations

Risks and uncertainties related to our business include, but are not limited to, the following:

We have a limited operating history in a highly competitive technology segment.

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

Extensive competition in power generation industry could adversely affect our performance.

We will rely on power transmission and fuel distribution facilities owned and operated by other companies.

We may be unable to obtain an adequate supply of fuel in the future.

Our electricity generators will be subject to impairments.

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

Our shares may be delisted under the HFCA Act

We are dependent on political, economic, regulatory and social conditions in the PRC.

In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list or listed on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection,

Our business activities are subject to certain PRC laws and regulations.

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

Our business will suffer if we lose our land use rights.

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

Risks Factors Relating to Our Class A Ordinary Shares

We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules

NASDAQ may Delist US

There is a risk that Antelope Enterprises will be classified as a passive foreign investment company, or “PFIC

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

Risk Factors Relating to Our Business

We have a limited operating history in a highly competitive technology segment. Furthermore, if certain consumer behavior trends do not continue develop as anticipated, our operating results will be adversely affected.

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

In addition, the barriers to entry to our livestreaming ecommerce sector could erode due to strong competitors, low entry costs, competitive pricing, geographical advantages, and other parties’ affiliations and partnerships.

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

Certain states such as the state of Texas ave taken or are considering taking anticompetitive actions by subsidizing or otherwise providing economic support to existing, uneconomic power plants in a manner that could have an adverse effect on the deregulated power markets. If these anticompetitive actions are ultimately upheld and implemented, they could adversely affect capacity and energy prices in the deregulated electricity markets or impede our ability to maintain or expand our retail operations which in turn could have a material adverse effect on our business prospects and financial results.

Existing and future anticipated environmental regulations could cause us to incur significant costs and adversely affect our operations generally or in a particular quarter when such costs are incurred.

Our planned power generation business might be subject to environmental laws and regulations. Environmental laws and regulations have generally become more stringent over time, and this trend is likely to continue. We will continue to monitor and actively participate in initiatives where we anticipate a material effect on our business.

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

Changes in government trade and other policies could limit the demand for our equipment and increase the cost of our equipment.

General trade tensions between the United States and China escalated beginning in 2018. Since 2018, the U.S. government imposed new or higher tariffs on specified imported products originating from China in response to what the U.S. government characterizes as unfair trade practices. The Chinese government responded to each of these rounds of U.S. tariff changes by imposing new or higher tariffs on specified products imported from the United States. On April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective on April 5, 2025, and individualized higher tariff rates on countries with which the United States has proportionately large trade deficits in goods, including, among others, a 34% additional tariff on goods imported from China that brings the total additional tariff rate levied on China since 2025 to 54%. Following that announcement, China and the United States sequentially imposed additional tariffs on each other, bringing the cumulative tariffs imposed on each other to over 100%. Other economies that are affected by increased tariffs by the United States are also considering imposing or increasing tariffs on goods from the United States. On April 9, 2025, President Trump announced a 90-day pause on the additional tariffs to other countries with the exception of China. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

On February 21, 2025, the White House released the “America First Investment Policy” memorandum, or the Investment Policy, which outlined several initiatives to restrict investments involving China. While legislative and regulatory actions are required to effect these proposed changes, the Investment Policy may expand enforcement against inbound investment from China to the United States by potentially implementing broader, sector-based restriction on PRC investments in the U.S., expanding CFIUS’ jurisdiction over greenfield investment by Chinese companies, and replacing open-ended mitigation agreements with mitigation agreements prescribing specific timeframes and concrete actions. Additionally, the Investment Policy proposes to create restrictions on U.S. investments in China additional to those already imposed under the Outbound Investment Rule, by potentially expanding industry sectors covered in sectors by existing U.S. outbound investment regulations, supplementing outbound investment restrictions with sanctions, and directing a review to suspend or terminate the 1984 United States-The People’s Republic of China Income Tax Convention. As the Investment Policy and its related legislative and regulatory proposals are still relatively new, it is unclear how these policies, and any future policies concerning investments between the U.S. and China, will be interpreted, amended and implemented by U.S. government authorities. These policies may restrict our ability to implement our investment strategy and could adversely affect our business and prospects.

imposition of tariffs by the U.S. and Chinese governments and the surrounding economic uncertainty may have a negative impact on our industries. Depending upon their duration and implementation, as well as our ability and available alternatives to mitigate their impact, these tariffs could materially affect our business, including in the form of increased cost of goods sold, increased pricing for customers, and reduced sales. In addition, any changes in trade policies between China and certain trading partners could trigger retaliatory actions by affected countries, resulting in further cost escalations and reduced demand for our products. Our access to parts and ability to sell our products could also be impacted by other trade-related factors, such as restrictions on the sale of certain parts into China, or government-promoted “buy local” campaigns.

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

Approximately 100%, 100% and 100% of our revenue in each of the years ended December 31, 2024, 2023 and 2022, respectively, was derived from the PRC market and we anticipate that the PRC market will continue to be the major source of revenue for the foreseeable future. Accordingly, any significant slowdown in the PRC economy or decline in demand for our products from our customers in the PRC will have an adverse effect on our business and financial performance. Furthermore, as our operations and production facilities are located in the PRC, any unfavorable changes in the social and/or political conditions may also adversely affect our business and operations. While the current policy of the PRC government seems to be one of economic reform to encourage foreign investments and greater economic decentralization, there is no assurance that such a policy will continue to prevail in the future. There is no assurance that our operations will not be adversely affected should there be any policy changes.

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

NASDAQ May Delist us due to Deficiencies

We received deficiency notices from Nasdaq in the past, and effected reverse splits to deal with some of the issues.

For example, on November 1, 2024, we received a deficiency letter from the Listing Qualifications Department. The deficiency letter advised that for the last 30 consecutive business days the bid price for the Company’s Class A ordinary shares had closed below the minimum $1.00 per share requirement for continued inclusion on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). The deficiency letter did not result in the immediate delisting of the Company’s Class A ordinary shares from the Nasdaq Capital Market.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A) (the “Compliance Period Rule”), the Company has been provided an initial period of 180 calendar days, or until January 22, 2024 (the “Compliance Date”), to regain compliance with the Bid Price Rule. If, at any time before the Compliance Date, the bid price for the Company’s Class A ordinary shares closes at $1.00 or more for a minimum of 10 consecutive business days as required under the Compliance Period Rule, the Staff will provide written notification to the Company that it complies with the Bid Price Rule, unless the Staff exercises its discretion to extend this 10 day period pursuant to Nasdaq Listing Rule 5810(c)(3)(H). If the Company is not in compliance with the Bid Price Rule by April 30, 2025, the Company may be afforded a second 180 calendar day period to regain compliance. To qualify, the Company would be required to meet the continued listing requirement for the market value of its publicly held shares and all other initial listing standards for The Nasdaq Capital Market, except for the minimum bid price requirement. In addition, the Company would be required to notify Nasdaq of its intent to cure the minimum bid price deficiency, which may include, if necessary, implementing a reverse stock split.

There is a risk that Antelope Enterprises will be classified as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. holders of its securities.

In general, Antelope Enterprises will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income (including its pro rata share of the gross income of its 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (including its pro rata share of the assets of its 25% or more-owned corporate subsidiaries) produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If Antelope Enterprises is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section entitled “Taxation—United States Federal Income Taxation—General”) of its shares, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of the shares of Antelope Enterprises or the receipt of certain excess distributions from Antelope Enterprises and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of Antelope Enterprises and its subsidiaries during its 2024 taxable year, Antelope Enterprises does not believe that it would be treated as a PFIC for such year. However, because Antelope Enterprises has not performed a definitive analysis as to its PFIC status for its 2024 taxable year, there can be no assurance in respect to its PFIC status for such year. There also can be no assurance with respect to Antelope Enterprises’ status as a PFIC for its current (2025) taxable year or any future taxable year. U.S. Holders of the shares of Antelope Enterprises are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section entitled “Taxation—United States Federal Income Taxation—U.S. Holders—Passive Foreign Investment Company Rules.”

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

Potential class action litigation as a result of volatility could result in substantial costs and a diversion of our management’s attention and resources.

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

On December 30, 2022, Stand Best and an unaffiliated entity, New Stonehenge Limited, entered into a purchase agreement, pursuant to which, Stand Best agreed to sell 100% equity interests in Hengda to New Stonehenge Limited, in exchange for a 5% unsecured promissory note with a principal amount of US$8.5 million. The promissory note will mature in four years and the 5% interest and principal amount on the note is to be paid in four annual installments. On February 21, 2023, the Company’s shareholders approved this transaction. /On April 28, 2023, this transaction was closed. The has transferred its ownership of the ceramic tile manufacturing business to the New Stonehenge Limited, and New Stonehenge Limited has become the 100% owner of Hengda, which is the 100% owner of Hengdali.

On February 21, 2023, our shareholders approved and adopted an amended and restated memorandum and articles of association (the “Amended M&A”), which changed the authorized issued share capital of the Company from US$4,800,000 divided into 200,000,000 ordinary shares with a par value of US$0.024 each, to (i) 250,000,000 ordinary shares re-designated as (a) 200,000,000 Class A ordinary shares with no par value each, and (b) 50,000,000 Class B ordinary shares with no par value each, and (ii) 50,000,000 preferred shares with no par value each, (the “Re-Designation of the Authorized Capital”). Each Class A ordinary share is entitled to one (1) vote and each Class B ordinary share is entitled to twenty (20) votes. In connection with the Re-Designation of the Authorized Capital, 977,755 ordinary shares owned by Mr. Weilai (Will) Zhang then were converted into 977,755 Class B ordinary shares, and the rest of the then outstanding and issued outstanding ordinary shares were converted into Class A ordinary shares on a one-for-one basis.

On August 15, 2023, Hainan Kylin incorporated a 100% owned subsidiary Hubei Kylin Cloud Sevices Technology Co., Ltd in China. Hubei Kylin is engaged in the business of livestreaming ecommerce industry.

On August 18, 2023, Hainan Kylin incorporated a 100% owned subsidiary Jiangxi Kylin Cloud Sevices Technology Co., Ltd in China. Jiangxi Kylin is engaged in the business of management and consulting services for the livestreaming ecommerce industry.

On February 27, 2024, Antelope USA, has acquired 100% equity interests of AEHL US at a nominal price. We are planning to launch our energy supply business through AEHL US

On October 31, 2024, we incorporated BTC Universal Media USA Inc. (BTC) in the US. BTC does not have any operations as of this report date, and is kept for future business development.

Antelope Enterprise Holdings Limited and its subsidiaries’ corporate structure as of the date of this annual report is as follows:

Antelope Enterprise’s registered office is c/o Harneys Corporate Services Limited of Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

Recent Financings

On February 15, 2024, we entered into warrant exchange agreements with holders of warrants to purchase Class A ordinary shares pursuant to which the holders agreed to surrender the warrants for cancellation and weCompany agreed, in exchange, to issue 0.5 restricted Class A ordinary shares and $1.0 in cash for each warrant. The holders, collectively, owned 202,030 warrants at the time of entering into the warrant exchange agreement, and received 101,018 restricted Class A ordinary shares and $202,030 in cash upon closing of the transaction.

On March 15, 2024, we entered into a securities purchase agreement with investors, pursuant to which we agreed to sell 1,727,941 Class A ordinary shares at a per share purchase price of $1.36. The gross proceeds were approximately $2.35 million, before deducting any fees or expenses. The net proceeds from this offering are used for the expansion of the business in the U.S., for the recruitment of personnel in the U.S. and for general corporate purpose.

On March 25, 2024, we entered into standby equity subscription agreements with three investors, pursuant to which, we investors have the obligation to subscribe for, each up to 10,000,000 the Class A ordinary shares of the company, each at the subscription price, which equals to the lesser of (i) the average closing price of the Class A ordinary shares during the for the three consecutive trading days commencing on the applicable Advance Notice Date (as defined in the Subscription Agreement), or (ii) $1.12. Any proceeds that the company receives under the subscription agreements are expected to be used for the repayment of three promissory notes with an aggregate outstanding balance of approximately $6.75 million, the expansion of the business in the U.S., for the recruitment of personnel in the U.S. and for general corporate purpose.

On April 2, 2024, we entered into a warrant exchange agreement with certain holder of warrants to purchase Class A ordinary shares, no par value each, (of the Company, pursuant to which the Holder agreed to surrender the Warrants for cancellation and the Company agreed, in exchange, to issue 0.5 restricted Class A ordinary shares for each Warrant. The holder owned 60,052 warrants at the time of entering into the warrant exchange agreement, and received 30,026 restricted Class A ordinary shares upon closing of the transaction as contemplated in the warrant exchange agreement.

On April 15, 2024, we entered into a warrant exchange agreement with a holder of warrants to purchase Class A ordinary shares, pursuant to which the holder agreed to surrender the Warrants for cancellation and we agreed, in exchange, to issue 0.5 restricted Class A ordinary shares for each Warrant. The holder owned 50,071 warrants at the time of entering into the warrant exchange agreement, and received 25,036 restricted Class A ordinary shares upon closing.

On July 31, 2024, we entered into a securities purchase agreement with an investor to sell in a registered direct offering an aggregate of 500,000 Class A ordinary shares of the company. The gross proceeds from the offering were approximately $1.25 million, before offering expenses. We intend to use the net proceeds received from the Offering for general working capital purposes.

On September 25, 2024, we entered into a convertible promissory note purchase agreement with an institutional investor to purchase $990,000 of its convertible note (to purchase its class A ordinary shares in a registered direct offering.

On November 14, 2024, we closed a private placement transaction pursuant to a securities purchase agreement with an investor whereby the investor purchased an aggregate of 2,040,816 class A ordinary shares at $0.49 per share for an aggregate consideration of $1,000,000. we intends to use the proceeds from this financing for general working capital purposes.

On November 19, 2024, we entered into a convertible promissory note purchase agreement with an institutional investor to purchase $990,000 of its convertible note to purchase its class A ordinary shares in a registered direct offering.

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

The cash transfers within the organization during the years ended December 31, 2022, 2023 and 2024 were as follows:

For the year 2022

Company (Wire transfer from)	Company(Wire transfer to)	Amount (RMB)	Equivalent to amount (USD)	Purpose	Asset Type
Antelope Enterprise (HK) Holdings Limited	Antelope Holdings (Chengdu) Co., Ltd	12,759,820	1,850,000	Working capital loan to direct subsidiary	Cash
Antelope Enterprise (HK) Holdings Limited	Antelope Ruicheng Investment (Hainan) Co., Ltd	1,456,045	406,153	Working capital loan to direct subsidiary
Antelope Enterprise (HK) Holdings Limited	Stand Best Creation Limited	13,436	1,948	Loan payback	Cash
Success Winner Limited	Antelope Enterprise (HK) Holdings Limited	14,587,578	2,115,000	Working capital loan to direct subsidiary	Cash
Success Winner Limited	Antelope Enterprise Holdings Limited	2,414,020	350,000	Loan payback	Cash
Success Winner Limited	Vast Elite Limited	555,840	80,589	Working capital loan to direct subsidiary	Cash
Antelope Enterprise Holdings Limited	Success Winner Limited	10,690,660	1,550,000	Working capital loan to direct subsidiary	Cash
Antelope Ruicheng Investment (Hainan) Co., Ltd	Hainan Kylin Cloud Services Technology Co., Ltd	2,550,000	369,715	Working capital loan to direct subsidiary	Cash
Hainan Kylin Cloud Services Technology Co., Ltd	Anhui Kylin Cloud Services Technology Co., Ltd	100,000	14,499	Working capital loan to direct subsidiary	Cash
Hainan Kylin Cloud Services Technology Co., Ltd	Hangzhou Kylin Cloud Services Technology Co., Ltd	500,000	72,493	Working capital loan to direct subsidiary	Cash
Antelope Future (Yangpu) Investment Co., Ltd	Antelope Ruicheng Investment (Hainan) Co., Ltd	2,755,000	399,437	Working capital loan to direct subsidiary	Cash
Vast Elite Limited	Stand Best Creation Limited	7,150	1,037	Loan payback	Cash

For the year 2023

Company (Wire transfer from)	Company(Wire transfer to)	Amount (RMB)	Equivalent to amount (USD)	Purpose	Asset Type
Antelope Enterprise (HK) Holdings Limited	Antelope Holdings (Chengdu) Co., Ltd	6,372,810	900,000	Working capital loan to direct subsidiary	Cash
Success Winner Limited	Antelope Enterprise (HK) Holdings Limited	7,199,300	1,016,721	Working capital loan to direct subsidiary	Cash
Success Winner Limited	Antelope Enterprise Holdings Limited	1,316,339	185,900	Loan payback	Cash
Success Winner Limited	Stand Best Creation Limited	137,432	20,000
Success Winner Limited	Vast Elite Limited	2,924	413	Working capital loan to direct subsidiary	Cash
Antelope Enterprise USA Inc	Antelope Enterprise Holdings Limited	3,540,450	500,000	Working capital loan to direct subsidiary	Cash
Antelope Enterprise (Chengdu) Co., Ltd	Chengdu Future Talented Company	110,000	15,535	Working capital loan to direct subsidiary	Cash
Hainan Kylin Cloud Services Technology Co., Ltd	Anhui Kylin Cloud Services Technology Co., Ltd	2,000,000	282,450	Working capital investment to direct subsidiary	Cash
Hainan Kylin Cloud Services Technology Co., Ltd	Hangzhou Kylin Cloud Services Technology Co., Ltd	3,500,000	494,287	Working capital investment to direct subsidiary	Cash
Hainan Kylin Cloud Services Technology Co., Ltd	Wenzhou Kylin Cloud Services Technology Co., Ltd	100	14	Working capital loan to direct subsidiary	Cash
Antelope Future (Yangpu) Investment Co., Ltd	Antelope Ruicheng Investment (Hainan) Co., Ltd	1,000	141	Working capital loan to direct subsidiary	Cash

For the year 2024
Company (Wire transfer from)	Company (Wire transfer to)	Amount	Equivalent to amount	Purpose	Asset Type
		(USD)	RMB
	Antelope Holdings (Chengdu) Co., Ltd	12,404,000	90,540,517	Working capital loan	Cash
Antelope Enterprise Holdings Limited	AEHL US LLC	4,950,000	36,131,535	Working capital loan to direct subsidiary	Cash
	AEHL US INC	1,982,000	14,467,213	Working capital loan to direct subsidiary	Cash
Vast Elite Limited	Success Winner Limited	904	7,023	Working capital loan to direct subsidiary	Cash
Success Winner Limited	Antelope Enterprise (HK) Holdings Limited	530,219	3,870,228	Working capital loan	Cash
Success Winner Limited	Antelope Enterprise Holdings Limited	944,100	6,891,269	Loan payback	Cash
AEHL US LLC	AEHL US INC	193,000	1,408,765	Working capital loan	Cash
Hainan Kylin Cloud Services Technology Co., Ltd	Anhui Kylin Cloud Services Technology Co., Ltd	526,526	3,843,273	Working capital loan	Cash
Hangzhou Kylin Cloud Services Technology Co., Ltd	Anhui Kylin Cloud Services Technology Co., Ltd	178,298	1,301,452	Working capital loan to direct subsidiary	Cash
Antelope Enterprise (HK) Holdings Limited	Antelope Holdings (Chengdu) Co., Ltd	380,000	2,773,734	Working capital contribution	Cash

B.	Business Overview

Overview

We are a British Virgin Islands limited liability company with no material operations. Our operations were conducted in China by our subsidiaries. We provide livestream e-commerce services, business management and information systems consulting services. In addition, we planned to launch energy supply business in the third quarter of 2024. The power generation business was progressing slower than expected because it took more time than expected for the company to procure, install and learn to operate the equipment. We used to operate a ceramic tile manufacturing business and have divested it in 2023.

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

Planned Energy Supply Business

The Company is aiming to launch energy supply business through AEHL US, formerly known as Million Star US Inc. AEHL US has taken preliminary steps in developing this business including engaging a broker to source natural gas from natural gas provider in Texas and the procurement of electricity generators. AEHL US plans to supply power to a data center in Midland, Texas. The Company originally anticipated that its energy supply business would start operation in the third quarter of 2024. The power generation business was progressing slower than expected because it took more time than expected for the company to procure, install and learn to operate the equipment.

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

Major Suppliers

Livestreaming Ecommerce Business

For the year ended December 31, 2024, there were four vendor that accounted for 25%, 15%, 12% and 10%, of the total purchase of the livestreaming ecommerce business. Our business or profitability is not materially dependent on any industrial, commercial or financial contract with any of our suppliers of livestreaming ecommerce business.

Business Management and Consulting Business

For the year ended December 31, 2024, there was one vendor accounted for 100%, for the total purchases of the business management consulting business. Our business or profitability is not materially dependent on any industrial, commercial or financial contract with any of our suppliers of business management and consulting business.

None of our officers or directors or their respective affiliates has any interest, direct or indirect, in any of the above major suppliers. There are no arrangements or understanding with any suppliers pursuant to which any of our directors and executive officers were appointed.

Research and Development

Livestreaming Ecommerce Business

Our research and development team for the livestreaming ecommerce business focus on developing the SaaS platform to provide comprehensive services to our consumer goods brands customers, including refining our search algorithm for a compatible group of hosts and influencers based on the products feature of our customers. We also hired an outside consultant to help upgrade the SaaS platform. As of December 31, 2024, our research and development team for livestreaming ecommerce business had 8 employees and 42 independent contractors.

Business Management and Information System Business

We currently do not have a designated team of research and development for this business line.

Our research and development costs were approximately USD 189,000, USD 202,000 and USD 13,100 for fiscal years 2022, 2023 and 2024.

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

Except as disclosed above, as of December 31, 2024, our business or profitability is not materially dependent on any other trademarks, copyrights, registered designs, patents, grant of licenses from third parties, new manufacturing processes or other intellectual property rights.

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

The following chart illustrates Antelope Enterprises’ organizational structure as of December 31, 2024:

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

On September 22, 2017, Success Winner incorporated a 100% owned subsidiary Vast Elite Limited in Hong Kong with initial registered capital of HKD1. Vast Elite is engaged in the trading of building materials but during the year ended December 31, 2020, Vast Elite had no operations.

On November 20, 2019, Vast Elite incorporated a 100% owned subsidiary Chengdu Future Talented Management and Consulting Co, Ltd in China. Chengdu Future is engaged in business management and consulting services. On November 7, 2024, Chengdu Future was dissolved.

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

On August 10, 2021, Antelope HK incorporated a 100% owned subsidiary Hainan Antelope Holdings Co., Ltd (“Antelope Hainan”) in China. Antelope Hainan is engaged in business management and consulting services. Antelope Hainan does not have any operations as of this report date. On July 26, 2024, Antelope Hainan was dissolved.

On August 11, 2021, Antelope HK incorporated a 100% owned subsidiary Antelope Future (Yangpu) Investment Co., Ltd in China. Antelope Yangpu is engaged in business management and consulting services. Antelope Yangpu does not have any operations as of this report date.

On August 23, 2021, Antelope Hainan incorporated a 100% owned subsidiary Antelope Investment (Hainan) Co., Ltd (“Antelope Investment”) in China.

Antelope Investment is engaged in business management and consulting services. Antelope Investment does not have any operations as of the date of this annual report. On July 25, 2024, Antelope Investment was dissolved.

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

On January 4, 2023, Antelope USA was incorporated under the laws of Delaware.

On August 15, 2023, Hainan Kylin incorporated a 100% owned subsidiary Hubei Kylin Cloud Sevices Technology Co., Ltd in China. Hubei Kylin is engaged in the livestreaming ecommerce industry.

On August 18, 2023, Hainan Kylin incorporated a 100% owned subsidiary Jiangxi Kylin Cloud Sevices Technology Co., Ltd in China. Jiangxi Kylin is engaged in the livestreaming ecommerce industry.

On February 27, 2024, Antelope USA has acquired 100% equity interests of AEHL US at a nominal price. The Company is planning to launch its energy supply business through AEHL US.

On October 31, 2024, the company incorporated a 100% owned subsidiary BTC Universal Media USA Inc. (BTC) in the US. BTC does not have any operations as of this report date.

D.	Property, plant and equipment

On March 1, 2024, we entered into a Mine lease agreement in Texas for 2.5 years, unless terminated earlier pursuant to the terms thereof. The annual fixed rent is (i) $150,000 for the first year ending on December 31,2025, (ii) $150,000 for the second year ending on December 31, 2026, and (iii) $25,000 for the third year ending on February 27,2027.

On March 25, 2024, we entered into a lease agreement for an office space of four thousand fifty-seven (4,057) rentable square feet in Manhattan, New York. for sixty-three (63) months, unless terminated earlier pursuant to the terms thereof. The annual fixed rent is (i) $307,098 for the first year ending on December 31, 2025, (ii) $315,543 for the second year ending on December 31, 2026, (iii) $324,221 for the third year ending on December 31, 2027, (iv) $333,137 for the fourth year ending on December 31, 2028, and (v) $139,429 for the fifth year ending on June 24, 2029.

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

Livestreaming Ecommerce Business

Our livestreaming ecommerce business is operated in China through our 51% owned subsidiary, Hainan Kylin Cloud Services Technology Co., Ltd (“Hainan Kylin”) and its subsidiaries, Hangzhou Kylin Cloud Services Technology Co., Ltd (“Hangzhou Kylin”), Anhui Kylin Cloud Services Technology Co., Ltd (“Anhui Kylin”), and Wenzhou Kylin. We aim to provide a one-stop solution for our customers to enable them to utilize the growing sales channel of livestreaming ecommerce. We believe that livestreaming ecommerce is an important growth engine for consumer good brands as it leverages the content of livestreaming to boost customer engagement and sales as it combines instant purchasing of a featured product and audience participation through a chat function or reaction buttons. Our customers usually include consumer brand goods, merchants, and small-scale ecommerce platforms. Our product management office assesses and selects the products from our customers. We then connect with different suppliers, usually staffing agencies that have a growing and diverse pool of hosts and influencers. The hosts and influencers register and claim the tasks for livestreaming for our customers’ products via Hainan Kylin’s SaaS platform. We track the sales of products of each host on the SaaS platform and report the sales results to our customers. We have expanded our reach to second and third tier cities in China where livestreaming ecommerce has a high conversion rate.

Hainan Kylin’s SaaS platform also includes a job-listing page designed especially for our enterprise customers to retain and engage freelancers and independent contractors at a cost-efficient way. We expect to further develop this function of the SaaS platform to provide value-added services to our livestreaming ecommerce customers.

Hainan Kylin started its business in September 2021. For the years ended December 31, 2024, Hainan Kylin comprised most of our ongoing business operations and accounted for 99.83% of our total revenue.

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

For the year ended December 31, 2023, we did not produce any ceramic tiles and only had sales from our existing inventory.

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

Business Management and Consulting Business

We provide business management and consulting services which consists of computer consulting services and software development through our subsidiaries in China, including Chengdu Future and Antelope Chengdu. We diagnose difficulties in infrastructure and enterprise systems and addresses business challenges that enterprises confront by developing strategies to surmount such hurdles to ensure the healthy growth and development of our customers’ businesses. Our consulting teams have advanced technological knowledge and capabilities to implement workflow solutions via proprietary software products and services to provide our customers with customized solutions to help them solve complex business problems.

Natural gas power generation business

We also focus on developing natural gas power generation to provide efficient and stable power output to the energy supply market by purchasing advanced natural gas generators and implementing modern power generation technologies. This ensures that power generation efficiency while reducing environmental pollution, in line with the trend of global energy transformation and environmentally sustainable development. However, we did not generate any revenue yet from natural gas power generation business as of this report date.

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of and for the year ended December 31, 2024 and has been prepared based on the consolidated financial statements of Antelope Enterprise Holdings Limited and its subsidiaries. The consolidated financial statements of Antelope Enterprise Holdings Limited and its subsidiaries have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, or “IASB.” The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments that have been measured at fair value.

A.	Operating Results

The following table sets forth our financial results for the years ended December 31, 2024, 2023 and 2022, respectively:

	YEARS ENDED DECEMBER 31,
	2024	2023	2022
USD’000

Net sales	$98,773	$72,102	$42,554

Cost of goods sold	98,899	64,609	38,406

Gross profit (loss)	(126)	7,493	4,148

Other income	2,102	526	441
Fair value unrealized gain of unlisted financial assets	-	-	19
Selling and distribution expenses	(548)	(7,399)	(2,434)
Administrative expenses	(10,755)	(12,576)	(3,382)
Bad debt reversal	-	-	409
Finance costs	(1,240)	(138)	(4)
Other expenses	(9)	(170)	(6)

Loss before taxation	(10,576)	(12,264)	(809)

Income tax expense	11	12	31

Net loss for the period from continuing operations	(10,587)	(12,276)	(840)

Discontinued operations
Gain on disposal of discontinued operations	-	10,430	-
Loss from discontinued operations	-	(196)	(7,132)
Net loss	(10,587)	(2,042)	(7,972)

Net income (loss) attributable to :
Equity holders of the Company	(10,544)	(2,025)	(8,607)
Non-controlling interest	(43)	(17)	635
Net income	(10,587)	(2,042)	(7,972)

The following table shows the Company’s operations by business lines for the years ended December 31, 2024, 2023 and 2022, respectively:

	For the years ended December 31,
	2024	2023	2022
	USD’000	USD’000	USD’000
Revenues
Discontinued operations
Sales of tile products	-	381	5,602
Continuing operations
Consulting income / software	164	1,009	1,882
Livestreaming ecommerce	98,609	71,093	40,672
Total revenues	98,773	72,483	48,156

Cost of revenues
Discontinued operations
Sales of tile products	-	1,068	6,129
Continuing operations
Consulting income / software	189	1,958	1,905
Livestreaming ecommerce	98,710	62,651	36,501
Total cost of revenues	98,899	65,677	44,535

Other income
Discontinued operations	-	-	-
Sales of tile products		808	2,117
Continuing operations	-	-	-
Consulting income / software	545	12	18
Livestreaming ecommerce	1,256	50	338
Other	301	464	104
Total other income	2,102	1,334	2,577

Operating costs and expenses
Discontinued operations
Sales of tile products	-	458	3,763
Continuing operations
Consulting income / software	303	1,035	686
Livestreaming ecommerce	1,236	8,514	3,740
Other	11,004	10,564	1,394
Total operating costs and expenses	12,543	20,571	9,583

Bad debt expense (reversal)
Discontinued operations
Sales of tile products	-	(141)	4,959
Continuing operations
Consulting income / software	-	-	148
Livestreaming ecommerce	-	-	(557)

Total bad debt expense (reversal)	-	(141)	4,550

Other expense
Discontinued operations
Sales of tile products	-	-	-
Continuing operations
Consulting income / software	9	-	5
Livestreaming ecommerce	-	-	1
Other	-	170	-
Total other expense	9	170	6

Loss from operations
Discontinued operations
Sales of tile products	-	(196)	(7,132)
Continuing operations
Consulting income / software	208	(1,972)	(847)
Livestreaming ecommerce	(80)	(23)	1,327
Other	(10,704)	(10,269)	(1,289)
Loss from operations	(10,576)	(12,460)	(7,940)

Description of Selected Income Statement Items

Revenue from sales of livestreaming ecommerce business. Beginning in September 2021, we started to generate revenue from our livestreaming ecommerce business which is operated by Hainan Kylin and its subsidiaries. For the years ended December 31, 2024 and 2023, we generated approximately $98.6 million and $ 71.1 million in revenue from this business.

Revenue from sales of ceramic tile products. We historically generated revenue from the sales of ceramic tiles, including porcelain tiles, glazed porcelain tiles, glazed tiles, rustic tiles and polished glazed tiles, net of rebates and discounts. For the years ended December 31, 2024 and 2023, we generated $ nil and $ 0.4 million in revenue from this business.

Revenue from business management and information system consulting services. We also generated revenue from business management consulting, information system technology consulting services, including the sales of software use rights for digital data deposit platforms and asset management systems. For the years ended December 31, 2024 and 2023, we generated $ 0.2 million and $ 1.0 million.

Cost of revenues.

Cost of revenues for livestreaming ecommerce. Cost of sales for the livestreaming ecommerce was $ 98.7 million and $ 62.7 million for the years ended December 31, 2024 and 2023, mainly consisting of professional costs for outsourcing technology services.

Cost of revenues for tile products. Cost of revenues for tile products consists of costs directly attributable to production, including the cost of clay, color materials, glaze materials, coal, salaries for staff engaged in production activity, electricity, depreciation, packing materials and related expenses. For the years ended December 31, 2024 and 2023, we had cost of revenues related to tile products of $ nil and $ 1.1 million.

Cost of revenues for business management and information system consulting services. For the years ended December 31, 2024 and 2023, we had cost of revenues related to business management and consulting income of $ 0.2 million and $ 2.0 million, which mainly consisted of professional costs for outsourcing technology services.

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

Income taxes. Our subsidiaries in the PRC are subject to the PRC Enterprise Income Tax Law, and the applicable income tax rate pursuant to such law for the years ended December 31, 2024 and 2023 is 25% for Hainan Kylin Cloud Services Technology, and 5% for Chengdu Future, Antelope Chengdu, Anhui Kylin Cloud Services Technology, Wenzhou Kylin Cloud Services Technology and Hangzhou Kylin Cloud Services Technology. The Company’s U.S. subsidiaries is subject to U.S. income tax rate of 21% and New York state corporate income tax with rates ranging from 6.5% to 7.25%.

Results of Operations

Years Ended December 31, 2024 Compared to the Years Ended December 31, 2023

Revenue from livestreaming ecommerce.

For the years ended December 31, 2024 and 2023, revenue from the livestreaming ecommerce was $ 98.6 million and $ 71.1 million, representing an increase of $ 27.5 million, or 38.7%. The increase was mainly due to a) our adjustment of our business strategy and focus on expanding new consumers in order to minimize the customer concentration risk, b) business recovery and growth of certain customers. For the year ended December 31, 2024, we have added new clients to compensate for fluctuations with our major clients. For the year 2024, we’ve expanded our portfolio to include a range of mid-tier clients. While their individual sales volumes may not be as good as those of our top clients, this diversification helps to mitigate our market and customer concentration risk. Additionally, some of these clients’ business volume started to grow, and gradually develop from those mid-tier clients to increase the sales volume they can create. In the year of 2024, we had business engagements with more than 256 clients, which represented an increase of nearly 140 clients compared to the same period in 2023. Among these clients, the top five major clients generated revenue of $ 53.1 million in 2024. DOU+ is a live broadcast room targeting tool that has been designed by Douyin, the short-video platform that currently has largest number of users in China (the mainland Chinese counterpart of TikTok). DOU+ is a tool provided to anchors on Douyin that can effectively increase the exposure, interaction and popularity of the live broadcast room, which helps merchants solve the problem of having only a small number of people in the live broadcast room. We sell customized DOU+ applications to our customers that specifically fit their needs at a preferential price. DOU+ revenue for the years ended December 31, 2024 and 2023 was $ 25.3 million and $ 5.4 million.

Revenue from sales of tile products.

Revenue from sales of tile products was $ 0.4 million for the year ended December 31, 2023. We disposed our tile segment in April 2023.

Revenue from business management and information system consulting services.

Revenue from business management and information system consulting services was $ 0.2 million for the year ended December 31, 2024, compare to $ 1.0 million for the year ended December 31, 2023, representing a decrease of $ 0.8 million or 83.7%. The decrease in revenue was primarily due to intense market competition and lack of efficient marketing and promotional efforts, the Company was unable to attract and obtain new customers for the year ended December 31, 2024. In addition, management focused more attention and allocated more resources to the livestreaming ecommerce segment.

Cost of revenues for livestreaming ecommerce.

Cost of revenues for the livestreaming ecommerce was $ 98.7 million and $ 62.7 million for the years ended December 31, 2024 and 2023. For the years ended December 31, 2024 and 2023, our cost of revenues mainly consisted of professional costs for outsourcing technology services. The increase in the cost of revenues for our livestreaming ecommerce resulted from increased revenues for livestreaming ecommerce, and the changes with our major clients’ type, we adjusted our business strategy and focus on expanding new customers. However, there is a certain adaptation and training period for the new customers, which directly led to increased costs such as increased training costs, additional management and support costs. In addition, the cost for customized DUO+ application sales were $ 24.6 million and $ 5.3 million for the years ended December 31, 2024 and 2023.

Cost of revenues for sales of tile products.

Cost of revenues for sales of tile products was $ nil and $ 1.1 million for the years ended December 31, 2024 and 2023.

Cost of sales for business management and information system consulting services.

Cost of sales for business management and consulting services was $ 0.2 million and $ 2.0 million for the years ended December 31, 2024 and 2023.

Gross profit (loss) for livestreaming ecommerce. Gross loss for the livestreaming ecommerce was $ 0.1 million and gross profit of $ 8.4 million for the years ended December 31, 2024 and 2023. The gross loss for the year ended December 31, 2024 was due to fierce competition in this industry; in order to cope with the market competition, we have temporarily lowered our service rates for our customers to maintain the existing customers and attract new customers. We plan to first seize the market with low prices, and after establishing relationships with customers, we will create competitive barriers by continuously improving our diversified value-added services, and slowly increase customer prices to ensure profits. We will strengthen our cooperation with public domain traffic such as Douyin, to promote our diversified value-added services which will bring us more profitability.

Gross loss for sales of tile products. Gross loss for the tile products was $ nil and $ 0.7 million for the years ended December 31, 2024 and 2023.

Gross loss for business management and consulting. Gross loss for the business management and consulting services was $ 25,000 and $ 0.9 million for the years ended December 31, 2024 and 2023.

Other income. Other income for the year ended December 31, 2024 was $ 2.1 million, as compared to $ 0.5 million for the same period of 2023. For the year ended December 31, 2024, other income mainly consisted of interest income of $ 844,000, government grant of $ 1,250,000 and other income of $8,000. For the year ended December 31, 2023, other income mainly consisted of a government grant of $ 42,000, interest income of $ 302,000, loan forgiveness of $ 167,000 and other income $ 15,000.

For year ended December 31, 2023, we had other income from the discontinued operation of $ 0.8 million, which were mainly attributable to the income from leasing out one of the production lines from our Hengdali facility pursuant to an eight-year lease contract.

Selling and distribution expenses. Selling and distribution expenses were $ 0.5 million for the year ended December 31, 2024, compared to $ 7.4 million for the year ended December 31, 2023, representing a decrease of $ 6.9 million, or 92.6%. The decrease in selling and distribution expenses was primarily due to a decreased advertising and promotion expense of $ 6.1 million, and decreased commission expense of $ 0.8 million. For the year ended December 31, 2023, we had selling and distribution expenses $ 0.2 million from our discontinued operations.

Administrative expenses. Administrative expenses were $ 10.8 million for the year ended December 31, 2024, compared to $ 12.6 million for the year ended December 31, 2023, representing a decrease of $ 1.8 million, or 14.5%. The decrease in administrative expenses was primarily due to a decrease in (i) professional expenses of $ 1.3 million, (ii) a $ 0.4 million decrease in stock compensation expenses, (iii) a $ 0.1 million decrease in insurance, (iv) a $ 0.2 million decrease in R&D expense, which was partly offset by an $ 0.2 million increase in delivery and shipping expense. For the year ended December 31, 2023, we had administrative expenses of $ 0.2 million from discontinued operations.

Finance costs. Finance costs were $ 1.2 million for the year ended December 31, 2024, compared to $ 0.1 million for the year ended December 31, 2023, representing an increase of $ 1.1 million, or 798.6%. The increase was mainly due to the increase of interest expense on lease liabilities and increase of interest expense on note payable.

Loss before taxation. Loss before taxation was $ 10.6 million for the year ended December 31, 2024, compared to loss before taxation of $ 12.3 million for the year ended December 31, 2023, representing a decrease of $ 1.7 million, or 13.8%. The decrease in loss before taxation was mainly due to a decrease in administrative expenses and decreased in selling and distribution expense which was partly offset by decreased gross profit as described above. For the year ended December 31, 2023, we had a loss before taxation of $ 0.2 million from discontinued operations. In addition, we had a $ 10.4 million gain from disposal of our tile subsidiaries.

Income taxes. We incurred an income tax expense of $ 11,000 for the year ended December 31, 2024 compared to an income tax expense of $ 12,000 for the year ended December 31, 2023. Our PRC statutory enterprise income tax rate was 25% for the year ended December 31, 2024 and 2023. Our U.S. federal corporate income tax rate was 21% and New York state corporate income tax was ranging from 6.5% to 7.25%.

Net loss attributable to equity holders of the Company. Net loss attribute to equity holders of the Company from continued operations was $ 10.5 million for the year ended December 31, 2024, as compared to a loss attributable to the Company’s shareholders of $ 2.0 million for the year ended December 31, 2023. The increase in net loss attributable to shareholders in 2024 was attributable to the reasons described above. For the year ended December 31, 2023, we had income attributable to equity holders of the Company of $ 10.2 million from discontinued operations.

Net loss attributed to non-controlling interest. Net loss attributed to non-controlling interest was $ 43,000 and $ 17,000 for the years ended December 31, 2024 and 2023. The non-controlling interest represents the 49% ownership of Hainan Kylin and its subsidiaries.

Results of Operations

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

Revenue from livestreaming ecommerce.

For the year ended December 31, 2023 and 2022, revenue from the livestreaming ecommerce was$ 71.1 million and $ 40.7 million, representing an increase of $ 30.4 million, or 74.8%. The significant increase was because the rapid growth of livestreaming industry ecommerce in China and increase of our clientele base. In the year of 2023, the Company had business engagements with more than 70 clients, which represented an increase of nearly 13 clients compared to the same period in 2022. Among these clients, the top five major clients generated revenue of $ 54.9 million in the year of 2023. Additionally, the sales of customized DOU+ services to the Company’s customers contributed revenue of over $ 5.4 million.

Revenue from sales of tile products.

Revenue from sales of tile products was $ 0.4 million for the year ended December 31, 2023, compared to $ 5.6 million for the year ended December 31, 2022, representing a decrease of $ 5.2 million, or 93.2%. The decrease in revenue was primarily due to the continued slow real estate and construction industry in China, as a result, we discontinued operation of this segment in April 2023.

Revenue from business management and information system consulting services.

Revenue from business management and information system consulting services was $ 1.0 million for the year ended December 31, 2023, compare to $ 1.9 million for the year ended December 31, 2022, representing a decrease of $ 0.9 million or 46.4%. The decrease in revenue was mainly from Chengdu Future. Due to intense market competition and lack of efficient marketing and promotional efforts, Chengdu Future was unable to attract and obtain new customers for the year ended December 31, 2023, and this segment only generated revenue from the service contracts that were previously entered into; we recorded consulting revenue over the service term, however, there were a few service agreements that were early terminated. In addition, management focused more attention and allocated more resources to the livestreaming ecommerce segment.

Cost of revenues for livestreaming ecommerce.

Cost of sales for the livestreaming ecommerce was $ 62.7 million and $ 36.5 million for the years ended December 31, 2023 and 2022. For the year ended December 31, 2023 and 2022, our cost of sales mainly consisted of professional costs for outsourcing technology services. The increase in the cost of revenues for our livestreaming ecommerce resulted from the rapid growth of this business. In addition, the cost for the sales of customized DOU+ was $ 5.3 million.

Cost of revenues for sales of tile products.

Cost of revenues for sales of tile products was $ 1.1 million for the year ended December 31, 2023 compared to $ 6.1 million for the year ended December 31, 2022, representing a decrease of $ 5.0 million, or 82.6%. The decrease in cost of sales was primarily due to discontinued operations of this segment.

Cost of revenues for business management and information system consulting services.

Cost of revenues for business management and consulting services was $ 2.0 million and $ 1.9 million for the year ended December 31, 2023 and 2022. We amortized prepaid consulting expenses to our service provider over the service term.

Gross profit for livestreaming ecommerce. Gross profit for the livestreaming ecommerce was $ 8.4 million and $ 4.2 million for the years ended December 31, 2023 and 2022.

Gross loss for sales of tile products. Gross loss for the tile products was $ 0.7 million and $ 0.5 million for the years ended December 31, 2023 and 2022.

Gross loss for business management and consulting. Gross loss for the business management and consulting services was $ 0.9 million and $ 23,000 for the year ended December 31, 2023 and 2022.

Other income. Other income for the year ended December 31, 2023 was $ 0.5 million, as compared to $ 0.4 million for the same period of 2022. For the year ended December 31, 2023, other income mainly consisted of a government grant of $ 42,000, interest income of $302,000, loan forgiveness of $167,000 and other income $ 15,000. For the year ended December 31, 2022, other income mainly consisted of a waiver of payment for VAT receivable of $ 0.4 million from Hainan Kylin, interest income of $ 2,000 and exchange gain of $ 11,000.

For both 2023 and 2022, we had other income from the discontinued operation of $ 0.8 million and $ 2.1 million, which were mainly attributable to the income from leasing out one of the production lines from our Hengdali facility pursuant to an eight-year lease contract.

Selling and distribution expenses. Selling and distribution expenses were $ 7.4 million for the year ended December 31, 2023, compared to $ 2.4 million for the year ended December 31, 2022, representing an increase of $ 5.0 million, or 204.0%. The increase in selling and distribution expenses was primarily due to an increased advertising and promotion expense of $ 5.3 million, an increased payroll expense of $ 27,457, and an increased travel expense of $ 25,153, due to the significant growth of our livestreaming ecommerce business which was partly offset by decreased commission expense of $ 0.4 million. For the years ended December 31, 2023 and 2022, we had selling and distribution expenses $ 0.2 million and $ 0.9 million from our discontinued operations.

Administrative expenses. Administrative expenses were $ 12.6 million for the year ended December 31, 2023, compared to $ 3.4 million for the year ended December 31, 2022, representing an increase of $ 9.2 million, or 271.9%. The increase in administrative expenses was primarily due to an increase in (i) stock compensation expense of $ 4.3 million, (ii) an $ 0.8 million increase in payroll expenses, (ii) an $ 0.2 million increase in legal fee, (iv) an $ 2.0 million increase in professional fee, (vi) an $ 1.5 million increase in business entertainment and promotion expense resulting from our new subsidiaries and increased sales, (v) an $ 0.1 million increase in rent expense, (x) an $ 0.1 million increase in standstill fee on note, (and (xi) an $ 0.2 million increase in other G&A expenses due to the increased expense resulting from our new subsidiaries. For the years ended December 31, 2023 and 2022, we had administrative expenses of$ 0.2 million and $ 7.6 million from discontinued operations.

Bad debt expense (reversal). Bad debt reversal was $ nil for the year ended December 31, 2023, compared to $ 0.4 million for the year ended December 31, 2022. We recognize a loss allowance for expected credit loss on our financial assets, primarily on trade receivables, which are subject to impairment under IFRS 9, Financial Instruments, first effective for year 2018. We believe that we have undertaken appropriate measures to resolve the bad debt expense. For the year ended December 31, 2023 and 2022, we have bad debt reversal of $ 0.1 million and bad debt expense of $ 5.0 million from discontinued operations.

Finance costs. Finance costs were $ 0.1 million for the year ended December 31, 2023, compared to $ 4,000 for the year ended December 31, 2022. The increase was mainly due to the increase of interest expense on convertible note. For the years ended December 31, 2023 and 2022, we had a financial cost of $ 42,000 and $ 0.2 million from discontinued operations.

Other expenses. Other expenses were $ 0.2 million for the year ended December 31, 2023, as compared to $ 6,000 for the year ended December 31, 2022, representing an increase of $ 164,000 or 2,733.3%. The increased other expenses were mainly due to a loss from conversion of note payable in 2023.

Income (loss) before taxation. Loss before taxation was $ 12.3 million for the year ended December 31, 2023, as compared to $ 0.8 million for the year ended December 31, 2022, representing an increase of $ 11.5 million, or 1,415.9%. The increase in loss before taxation was mainly due to an increase in selling and distribution expense, increased administrative expenses, and a decrease in the reversal of the bad debt expense of our continued operations, which was partly offset by increased gross profit as described above. For the years ended December 31, 2023 and 2022, we had a loss before taxation of $ 0.2 million and $ 7.1 million from discontinued operations. In addition, we had a $ 10.6 million gain from disposal of our tile subsidiaries.

Income taxes. We incurred an income tax expense of $ 12,000 for the year ended December 31, 2023 compared to an income tax expense of $ 31,000 for the year ended December 31, 2022.

Net loss attributable to equity holders of the Company. Net loss attribute to equity holders of the Company was $ 2.0 million for the year ended December 31, 2023, as compared to a loss attributable to the Company’s shareholders of $ 8.6 million for the year ended December 31, 2022. The decrease in net loss attributable to shareholders in 2023 was attributable to the gain on disposal of discontinued operations of $ 10.4 million.

Net income (loss) attributed to non-controlling interest. Net loss attributed to non-controlling interest was $ 17,000 and net income of $ 0.6 million for the years ended December 31, 2023 and 2022. The non-controlling interest represents the 49% ownership of Hainan Kylin and its subsidiaries.

B.	Liquidity and Capital Resources

The following table presents a summary of our cash flows and beginning and ending cash balances for the years ended December 31, 2024, 2023 and 2022:

USD (‘000)	2024	2023	2022
Net cash used in operating activities	$(15,483)	$(8,522)	$(2,296)
Net cash (used in) /generated from investing activities	(2,589)	2,618	(1,558)
Net cash generated from financing activities	18,978	6,045	338
Net cash inflow (outflow)	906	141	(3,516)
Cash and cash equivalents at beginning of year	538	615	4,375
Effect of foreign exchange rate differences	(397)	(218)	(244)
Cash and cash equivalents at end of year	$1,047	$538	$615

On February 15, 2024, we entered into warrant exchange agreements with holders of warrants to purchase Class A ordinary shares pursuant to which the holders agreed to surrender the warrants for cancellation and weCompany agreed, in exchange, to issue 0.5 restricted Class A ordinary shares and $1.0 in cash for each warrant. The holders, collectively, owned 202,030 warrants at the time of entering into the warrant exchange agreement, and received 101,018 restricted Class A ordinary shares and $202,030 in cash upon closing of the transaction.

On March 15, 2024, we entered into a securities purchase agreement with investors, pursuant to which we agreed to sell 1,727,941 Class A ordinary shares at a per share purchase price of $1.36. The gross proceeds were approximately $2.35 million, before deducting any fees or expenses. The net proceeds from this offering are used for the expansion of the business in the U.S., for the recruitment of personnel in the U.S. and for general corporate purpose.

On March 25, 2024, we entered into standby equity subscription agreements with three investors, pursuant to which, we investors have the obligation to subscribe for, each up to 10,000,000 the Class A ordinary shares of the company, each at the subscription price, which equals to the lesser of (i) the average closing price of the Class A ordinary shares during the for the three consecutive trading days commencing on the applicable Advance Notice Date (as defined in the Subscription Agreement), or (ii) $1.12. Any proceeds that the company receives under the subscription agreements are expected to be used for the repayment of three promissory notes with an aggregate outstanding balance of approximately $6.75 million, the expansion of the business in the U.S., for the recruitment of personnel in the U.S. and for general corporate purpose.

On April 2, 2024, we entered into a warrant exchange agreement with certain holder of warrants to purchase Class A ordinary shares, no par value each, (of the Company, pursuant to which the Holder agreed to surrender the Warrants for cancellation and the Company agreed, in exchange, to issue 0.5 restricted Class A ordinary shares for each Warrant. The holder owned 60,052 warrants at the time of entering into the warrant exchange agreement, and received 30,026 restricted Class A ordinary shares upon closing of the transaction as contemplated in the warrant exchange agreement.

On April 15, 2024, we entered into a warrant exchange agreement with a holder of warrants to purchase Class A ordinary shares, pursuant to which the holder agreed to surrender the Warrants for cancellation and we agreed, in exchange, to issue 0.5 restricted Class A ordinary shares for each Warrant. The holder owned 50,071 warrants at the time of entering into the warrant exchange agreement, and received 25,036 restricted Class A ordinary shares upon closing.

On July 31, 2024, we entered into a securities purchase agreement with an investor to sell in a registered direct offering an aggregate of 500,000 Class A ordinary shares of the company. The gross proceeds from the offering were approximately $1.25 million, before offering expenses. We intend to use the net proceeds received from the Offering for general working capital purposes.

On September 25, 2024, we entered into a convertible promissory note purchase agreement with an institutional investor to purchase $990,000 of its convertible note (to purchase its class A ordinary shares in a registered direct offering.

On November 19, 2024, we entered into a convertible promissory note purchase agreement with an institutional investor to purchase $990,000 of its convertible note to purchase its class A ordinary shares in a registered direct offering.

Cash flows from operating activities.

Our net cash used in operating activities was $ 15.5 million for the year ended December 31, 2024, an increase of $ 7.0 million as compared to $ 8.5 million for the year ended December 31, 2023. The increase of cash outflow was mainly due to an increase in cash outflow on loan receivables of $ 7.2 million, an increase in cash outflow on other receivables and prepayments of $ 4.3 million, and decreased cash inflow on taxes payable of $ 0.2 million, which were partly offset by a decrease in operating cash outflow before working capital changes of $ 2.0 million, increased cash inflow on trade payables of $ 1.3 million, increased cash inflow on accrued liabilities and other payables of $0.8 million and increased cash inflow on unearned revenue of $ 2.6 million. Also, there was cash inflow from operating activities of $ 2.0 million from our discontinued operations for the year ended December 31, 2023.

Our net cash used in operating activities was $ 8.5 million for the year ended December 31, 2023, an increase of $ 6.2 million as compared to a cash outflow of $ 2.3 million for the year ended December 31, 2022. The increase of cash outflow was mainly due to an increase in cash outflow on loan receivable of $ 5.2 million, an increase in operating cash outflow before working capital changes of $ 4.3 million, an increase cash outflow on trade payables of $ 0.5 million and a decrease in cash inflow from trade receivables of $ 0.6 million, which were partly offset by a decrease in cash outflow from unearned revenue of $ 2.3 million, a decrease in cash outflow on accrued liabilities and other payables of $ 0.4 million, and a decrease in cash outflow on taxes payable of $ 0.4 million. Also, there was cash inflow from operating activities of $ 2.0 million and $ 0.8 million from our discontinued operations for the years ended December 31, 2023 and 2022, respectively.

Cash flows from investing activities.

Net cash used in investing activities for the year ended December 31, 2024 was $ 2.6 million, compared to a cash inflow of $ 2.6 million for the year ended December 31, 2023. The increase in cash outflow was mainly due to the acquisition of fixed assets of $ 4.2 million, which was partly offset by collection of note receivable of $ 1.5 million and decrease in restricted cash of $ 0.3 million.

Net cash generated from investing activities for the year ended December 31, 2023 was $ 2.6 million, compared to a cash outflow of $ 1.6 million for the year ended December 31, 2022. The decrease in cash outflow was mainly due to the decrease in restricted cash of $ 0.6 million, decrease in available-for-sale financial asset of $ 2.4 million and increase cash inflow on notes receivable of $ 1.3 million, which was partly offset by increased cash outflow on acquisition of fixed assets of $ 68,000 and increased cash outflow from cash disposed as a result of disposal of subsidiaries of $ 36,000.

Cash flows from financing activities.

Net cash generated from financing activities was $ 19.0 million for the year ended December 31, 2024, compared to $6.0 million for the year ended December 31, 2023. The increase in cash inflow was primarily due to an increase in the proceeds from warrants exercised by $ 1.2 million, an increase in the equity financing by $ 4.7 million, increase in proceeds from promissory note by $ 4.6 million and decrease in cash outflow on due from related party by $1.3 million, which was partly offset by increase in payment for lease liabilities by $ 0.3 million and repayment of promissory note by $0.8 million. For the year ended December 31, 2023, net cash used in financing activities includes a cash outflow of $ 2.0 million from our discontinued operations, respectively.

Net cash generated from financing activities was $ 6.0 million for the year ended December 31, 2023, compared to net cash generated from financing activities of $ 0.3 million for the year ended December 31, 2022. The increase in cash inflow was primarily due to an increase in the issuance of share capital by $ 7.5 million for the year ended December 31, 2023, which was partly offset by a decrease in capital contribution from noncontrolling interest of $ 0.4 million, increase of advance from related parties of $ 60,000, decrease in proceeds from promissory note of $ 0.3 million, increase cash outflow on due from related parties by $1.3 million and decrease in payment of lease liabilities of $ 53,000. For the year ended December 31, 2023 and 2022, net cash used in financing activities includes a cash outflow of $ 2.0 million and $ 2.1 million from our discontinued operations, respectively.

Cash and bank balances were $ 1.0 million as of December 31, 2024, compared to $ 0.5 million as of December 31, 2023.

As of December 31, 2024, our total outstanding note payable amounts were $ 5.2 million.

There were no commitments for advertising and insurance expenditure as of December 31, 2024.

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

Credit Management

Capital Expenditures

Historically, our capital expenditures primarily consist of expenditures on property, plant and equipment. The capital expenditures for the year ended December 31, 2024, 2023 and 2022 were $ 4.2 million, $ 71,000 and $ 3,000, respectively.

Contractual Obligations

Our contractual obligations consist mainly of debt obligations, operating lease obligations and other purchase obligations and commitments, and will be paid off with our cash flow from operations. The following table sets forth a breakdown of our contractual obligations (including both interest and principal cash flows) as of December 31, 2024:

	Payment Due by Period
		Less than 1	1-3	3-5	More than 5
	Total	year	years	years	years
Lease liabilities	1,744	457	815	472	—
Promissory note	5,187	5,187	—	—	—
Total	6,931	5,644	815	472	—

Off-Balance Sheet Arrangements

We do not have any outstanding off-balance arrangements and have not entered into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

Impact of Inflation

The general annual inflation rate in China was approximately 3.2% in 2024, and 2.1% in 2023 according to the National Bureau of Statistics. Our results of operations may be affected by inflation, particularly rising prices for energy, labor costs, raw materials and other operating costs. If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.”

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

Cash and bank balances

Our bank deposits are placed with reputable banks in the PRC, Hong Kong and the United States. The credit exposure of our cash and bank balances (excluding restricted cash) as of December 31, 2024 and 2023 were $ nil and $ nil, respectively.

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

The table below summarizes the maturity profile of the liabilities based on contractual undiscounted payments:

	As of December 31, 2024
		More than 1
		year but less
	Within 1 year	than 5 years	Total
	USD’000	USD’000	USD’000
Trade payables	831	—	831
Amounts owed to related parties	272	—	272
Lease liabilities	457	1,287	1,744
Note payable	5,187	—	5,187
Total	6,747	1,287	8,034

(iii)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of our financial instruments will fluctuate because of changes in market interest rates.

Our interest-bearing bank deposits and borrowings were nil as of December 31, 2024.

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

As of December 31, 2024 and 2023, nearly all of our monetary assets and monetary liabilities were denominated in RMB except certain bank balances and other payables which were denominated in US dollars and HKD.

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

Impairment loss recognized in respect of property, plant and equipment

As of December 31, 2024, the net carrying amount of property, plant and equipment was approximately $ 4,138,000 (2023: $ 161,000). No impairment loss was recognized for the years ended December 31, 2024 and 2023. Determining whether property, plant and equipment are impaired requires an estimation of the recoverable amount of the property, plant and equipment. Such an estimate was based on certain assumptions which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of land use rights

As of December 31, 2024, the net carrying amount of land use rights was nil (2023: nil). No impairment loss was recognized against the original carrying amount of land use rights for the years ended December 31, 2024, 2023 and 2022. The carrying amounts of land used rights were reclassified to right-of-use assets to conform to IFRS 16 during the year ended December 31, 2024. Determining whether land use rights are impaired requires an estimation of the recoverable amount of the land use rights. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Company to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. No impairment was made on goodwill for the years ended December 31, 2024, 2023 and 2022.

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

The Company recognized bad debts reversal of $ nil and $ nil for the years ended December 31, 2024 and 2023, respectively. The Company’s discontinued operation recognized bad debts reversal of $ 141,000 for the year ended December 31, 2023.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our current directors and executive officers are:

Name	Age	Position
Tingting Zhang	30	Director and Chief Executive Officer
Xiaoying Song	34	Director and Chief Financial Officer
Ze Yang (1)(2)(3)(4)	38	Director
Ishak Han(1)(2)(3)	37	Chair of the Board
Huashu Yuan (1)(2)(3)	28	Director
Song Chungen (1)(2)(3)	48	Director
Junjie Dong	38	Executive Director, Chief Compliance Officer and Corporate Secretary

(1)	Member of audit committee

(2)	Member of compensation committee

(3)	Member of nominations committee

(4)	Audit committee financial expert

Effective December 31, 2024, Mr. Hen Man Edmund resigned as the Chief Financial Officer and Ms. Xiaoying Song, an existing director, was appointed to serve as the new Chief Financial Officer and the new executive director of the company, by the affirmative vote of the members of the Board

Effective December 8, 2024, Mr. Houyou Zhang resigned as a director. The resignation of Mr. Houyou Zhang was not a result of any disagreement.

Effective November 3, 2024, Mr. Weilai Zhang resigned as the Chief Executive Officer and Ms. Tingting Zhang, an existing director, was appointed to serve as the new Chief Executive Officer and the executive director of the company, by the affirmative vote of the members of the Board.

Effective March 24, 2025, Mr. Dian Zhang resigned as a director and the chair of the audit committee (the “Audit Committee”) of the board of directors (the “Board”) of Antelope Enterprise Holdings Limited (the “Company” or the “Registrant”). The resignation of Mr. Zhang was not a result of any disagreement.

Effective March 24, 2025, Ms. Ze Yang was appointed as a director by the remaining members of the Board to fill the vacancy resulting from the resignation of Mr. Zhang. Ms. Yang also serves as the chair of the Audit Committee, a member of the compensation committee and the nominating committee, respectively, of the Board.

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

Ms. Ze Yang was the Finance Director and Chief Operating Officer of Sichuan Yixiaobao Network Technology Co., Ltd, an investment company engaged in cross-border e-commerce businesses, where she manages a team of over 50 people, develops growth strategies and optimizes business operations. Ms. Yang has held this position since March 2021to 2024. From December 2016 to January 2021, Ms. Yang served as the Marketing Director of at Top Guagua Technology Group Co., Ltd, a platform that provides one-stop services for enterprises, covering areas such as business registration, financial and tax agency, intellectual property, legal services, qualification processing and entrepreneurial incubation. From March 2011 to November 2016, Ms. Yang worked as a manager at Chengdu Yidai Network Financial Information Service Co., Ltd, an online lending information intermediary service company. From March 2009 to February 2011, Ms. Yang worked as a store manager at Chengdu Orchid Grass Co., Ltd, a flower store. Ms. Yang has an associate degree in computerized auditing from Sichuan Tianyi College.

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

Director Compensation

The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2024 to each of our non-employee directors for such person’s service as a director (including contingent or deferred compensation accrued during 2024):

		Value of
	Compensation	Options (1)
Name and Principal Position	USD	USD	Total USD
Junjie Dong	465,982		465,982
Dian Zhang	-		-
Huashu Yuan	19,456		19,456
Tingting Zhang	80,000		80,000
Chungen Song	-		-
Ishak Han	474,757		474,757
Xiaoying Song	-	-	-
Ze Yang	-		-

Executive Officers

The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2024 to each of our officers for such person’s service as an officer (including contingent or deferred compensation accrued during 2024, but not including any amounts paid to such persons for their services as directors):

Value of Stock
	Salary	Bonus	Compensation		Total
Name and Principal Position	USD	USD	USD		USD
Tingting Zhang, CEO	80,000		80,000	(1)	80,000
Xiaoying Song, CFO	-		-		-

(1)	Tingting Zhang received 6,410 Class A ordinary as her compensation for the year ended on December 31, 2024.

Retirement Benefits

As of December 31, 2024, we have contributed to the government-mandated employee welfare and retirement benefit plan and provided pension, retirement or similar benefits to its employees. The PRC regulations require us to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. We have no further commitments beyond our monthly contribution.

Employment Agreements

We entered into employment agreements with the following officers: Tingting Zhang, CEO and Xiaoying Song, CFO,

●	The term of the employment agreements is three years (November 3, 2024 to November 2, 2027 for Tingting Zhang), three years (December 31, 2024 to December 30, 2027 for Xiaoying Song).

●	From November 3, 2024, Tingting Zhang received compensation of USD 20,000 compensation shares per month.

●	From December 31, 2024 Xiaoying Song received compensation of USD10,000 compensation shares per month.

●	We may dismiss any of the above officers if any of the following events occurs with respect to the officer: (1) failure to show up for work, (2) failure to provide required documents, (3) falsification of documents, criminal record, etc., (4) serious violation of such officers’ labor rules and of regulations, (5) serious lapse of duties and responsibilities, (6) activities that violate regulations, resulting in loss of more than RMB 4,000, (7) operation of his own business during the term of his employment, (8) criminal prosecution and labor punishment, (9) request by the officer to resign, (10) causing us to sign or change any contract through fraud, coercion and other fraudulent means, or (11) other situations stipulated by law and statutes.

●	Each officer is subject to the non-compete provisions of the agreement for a period of three years following termination of the employment agreement and non-solicitation provisions of the agreement for a period of two years following termination of the employment agreement.

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

The Company has filed a Form S-8 (File No. 333-278348) to register the 2024 Equity Incentive Plan and has issued 66,908 Class A ordinary shares pursuant to this S-8 as of the date of this annual report.

C. Board Practices

The term of each director is until their resignation or removal.

Our board of directors has established an audit committee, a compensation committee and a governance and nominating committee.

Audit Committee. The audit committee consists of Ze Yang (Chair and the Audit Committee financial expert), Huashu Yuan, Song Chungen and Ishak Han.

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

Compensation Committee. Our compensation committee consists of Huashu Yuan (Chair), Ishak Han, Song Chungen and Ze yang. Our board of directors adopted a compensation committee charter, providing for the following responsibilities of the compensation committee:

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

Governance and Nominating Committee. Our governance and nominating committee consists Huashu Yuan (Chair), Ishak Han, Song Chungen and Ze Yang. Our board of directors adopted a governance and nominating committee charter, providing for the following responsibilities of the governance and nominating committee:

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

	2022	2023	2024
Number of Employees	63	43	66

E.	Share Ownership

See Item 7 below.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

None.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

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

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 1,113,291 Class A ordinary shares and 2,305,497 Class B ordinary shares issued and outstanding as of April 30, 2025.

	Class A Ordinary Shares	%	Class B Ordinary Shares	%	% of Total Voting Power (1)
Directors and Executive Officers:
Ishak Han	3,313	0.30%	-	-	*
Song Chungen	-	-	-	-	-
Tingting Zhang	20,199	1.81%	-	-	-
Huashu Yuan	-	-	-	-	-
Xiaoying Song	-	-	-	-	-
Ze Yang	-	-	-	-	-
Junjie Dong	-	-	-	-	* -
All directors and executive officers as a group (7 individuals)	23,332	2.11%	-	-	2.11%
5% Shareholders
Weilai (Will) Zhang (2)	1,336	*	2,305,497	100%	85.49%
Seener Enterprise Limited (4)	3,026,305.00	9.8%	-	-	2.03%
Atlas Sciences, LLC(5)
	866,997	7.04%
Baoyi Zhu (56)	59,292	5.33%	-	-	2.03%

*	Less than 1%

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

(2) The mailing address for this individual is 2302 Bldg. 2 Renheng, Binhewan No. 88, Jinjiang District, Chengdu, China.

(3) The mailing address for this individual is 3950 Mahaila Ave C12, San Diego, CA 92122.

(4) The business address for Seener Enterprise Limited is 3rd Floor, Johnson`s Ghut, Tortola, British Virgin Islands. The sole director and shareholder of Seener Enterprise Limited is Di Wu, an employee and director of AEHL US, a wholly owned subsidiary of our company. Number of shaeres based on Schedule 13D/A filed on December 31, 2024 by Seener Enterprise reporting that on September 24, 2024, it purchased 2,070,423 Class A ordinary shares.

(5) Based on a Schedule 13G filed on November 7, 2024. The report was filed by Atlas Sciences, LLC, Iliad Research and Trading, LP,Iliad Management LLC, Fife Trading, LP, and John M. Fife . Address of the Principal Office is 303 East Wacker Drive, Suite 1040 Chicago, IL 60601. Atlas Sciences LLC is a Utah limited liability company. Iliad Research and Trading, LP is a Utah limited partnership. Iliad Management, LLC is a Delaware limited liability company. Fife Trading, Inc. is an Illinois corporation. John M. Fife is a United States citizen.

(c)

Citizenship

Atlas Sciences LLC is a Utah limited liability company.

(6)The mailing address for this individual is No. 204, Unit 2, Building 1 Douban Hutong Dongcheng District Beijing.

B.	Related Party Transactions

The following are significant related party transactions entered into between the Company and its related parties at agreed rates:

Amounts outstanding from related parties

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

In the third quarter of 2023, we also lent funds to three related parties, Liping Huang (“Huang”), the spouse of the former CEO of our holding company Antelope Enterprise Holdings Limited, Lei Deng (“Deng”), the legal representative of our subsidiary Antelope Holdings (Chengdu) Co., Ltd. and Xiaorong Yang (“Yang”), the Supervisor of Antelope Chengdu, in the aggregate amount of $1.316 million. These loans were of the same nature as the loans we made to Anhui Zhongjun and these funds were made available to the customers of our livestreaming ecommerce business through these individuals. The loan to Ms. Huang of $500,000 was repaid in full in the third quarter of 2024. The loans to Messrs. Deng and Yang, in the aggregate amount of $797,000, has assigned to Anhui Zhongjun by the end of 2024. Accordingly, Anhui Zhongjun will assume the liability of $797,000 and the customers who previously borrowed funs from Messrs. Deng and Yang will be required to repay their loans to Anhui Zhongjun.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

Changes in Internal Controls over Financial Reporting

During the year ended December 31, 2024, there were no changes in the company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect our company’s internal control over financial reporting.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate billed fees for services rendered by ARK, for the periods indicated:

	December 31,	December 31,
	2024	2023
	USD’000	USD’000
Audit Fees – ARK PRO CPA & CO	237	51
Audit Related Fees– ARK PRO CPA & CO		-
Audit Fees – Centurion ZD CPA & Co.	25	241
Audit Related Fees– Centurion ZD CPA & Co.	10	-
Audit Fees-AssentSure PAC	160	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	432	292

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

No purchase of our securities were made by us or our affiliates in 2024.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Effective February 17, 2025, we dismissed our independent auditors, ARK PRO CPA & Co. (“ARK”), which action was approved by our Board of Directors on February 17, 2025.

ARK was engaged on July 27, 2023 and rendered a report on our financial statements for the year ended December 31, 2023. For the year ended December 31, 2023 and through the date of this report, ARK has neither provided any adverse opinion or qualifications on our financial statements nor had a disagreement with the Company since their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements that, if not resolved to ARK’s satisfaction, would have caused ARK to make reference to the subject matter of the disagreement in connection with the audit of the Company’s financial statements.

None of the reportable events described under Item 304(a)(1)(v)(A)-(D) of Regulation S-K occurred within period of the engagement of ARK up to the date of dismissal.

ARK has provided a letter to us, dated February 20, 2025 and addressed to the SEC, which was attached as Exhibit 16.1 to Form 6-K/A dated February 24, 2025.

On February 17, 2025, we engaged AssentSure PAC (“AssentSure”) as our independent auditors for the fiscal year ended December 31, 2024.

During the two most recent fiscal years and in the subsequent period through the date of this report, we have not consulted with AssentSure with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the our consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

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

Our insider trading policy applies to our personnel and personnel of our subsidiaries worldwide and provides guidelines relating to improper conduct by anyone that is employed by the company or otherwise associated with our company with respect to transactions in the securities of and non-disclosure of information regarding our company and its business. A copy of our insider trading policy is filed as exhibit 11.2 to this Annual Report.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of Antelope Enterprise Holdings Limited, effective on February 23, 2023 (1)*

2.1	Specimen of Class A Ordinary Shares (2)*

2.3	Description of Securities (3)*

4.1	Form of Securities Purchase Agreement (5).*

4.2	2024 Incentive Award Plan (6)*

4.1	Note, dated January 29, 2024 *

4.2	Purchase Agreement, dated January 25, 2024 *

4.3	Pledge Agreement, dated January 25, 2024 *

4.4	Form of Warrant Exchange Agreement *

4.5	Form of Securities Purchase Agreement *

4.6	Form of Standby Equity Subscription Agreement *

4.7	Amended Employment Agreement with Weilai (Will) Zhang, dated April 3, 2023 *

4.8	Form of Warrant Exchange Agreement *

4.9	Form of Warrant Exchange Agreement *

4.10	English translation of Loan Agreement*

4.11	English translation of Supplemental Agreement to Loan Agreement*

4.12	English translation of Supplemental Agreement to Loan Agreement*

8.1	List of Subsidiaries*

11.1	Code of Business Conduct and Ethics*

11.2	Insider Trading Policy **

12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended. **

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended. **

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ***

15.1	Consent of Centurion ZD CPA & Co., an independent registered public accounting firm.*

15.2	Consent of ARK PRO CPA & CO., an independent registered public accounting firm.**

15.3	Consent of Sichuan Jindouyun Law Firm*

15.4	Consent of Assentsure PAC**

97.1	Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1*

99.1	Supplemental Submission Pursuant to Item 16I(a) of Form 20-F*

101.1NS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed
**	Filed herein
***	Furnished herein

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ANTELOPE ENTERPRISE HOLDINGS LIMITED

April 30, 2025	By:	/s/ Tingting Zhang
	Name:	Tingting Zhang
	Title:	Chief Executive Officer (Principal Executive Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of
Antelope Enterprise Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Antelope Enterprise Holdings Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2024, and the related statements of operations, changes in shareholders’ deficits and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2024, and the results of its operations and its cash flows for the period ended December 31, 2024, in conformity with International Financial Reporting Standards.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ AssentSure PAC
We have served as the Company’s auditor since 2025.
Singapore
April 30, 2025
PCAOB ID Number 6783

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31, 2024	As of December 31, 2023
	Notes	USD’000	USD’000

ASSETS AND LIABILITIES
NONCURRENT ASSETS
Property and equipment, net	12	4,138	161
Intangible assets, net		-	1
Right-of-use assets, net	19	1,326	-
Security deposit		198	-
Loan receivable	10	-	5,181
Note Receivable	11	5,435	6,949
Total noncurrent assets		11,097	12,292

CURRENT ASSETS
Other receivables and prepayments	14	6,989	2,871
Available-for-sale financial assets	13	-	97
Loan receivable	10	18,873	-
Due from related parties	24	-	1,316
Cash and bank balances	15	1,047	538
Total current assets		26,909	4,822

Total assets		38,006	17,114

CURRENT LIABILITIES
Trade payables	16	831	-
Accrued liabilities and other payables	17	1,128	216
Note payable	20	5,187	1,070
Unearned revenue		2,612	27
Amounts owed to related parties	24	272	78
Lease liabilities	19	348	-
Taxes payable	18	315	281
Total current liabilities		10,693	1,672

NET CURRENT ASSETS		16,216	3,150

NONCURRENT LIABILITIES
Lease liabilities	19	1,072	-
Note payable	20	-	1,041
Total noncurrent liabilities		1,072	1,041

Total liabilities		11,765	2,713

NET ASSETS		26,241	14,401

EQUITY
Reserves	22	25,553	13,621
Noncontrolling interest		688	780

Total equity		26,241	14,401

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		YEARS ENDED DECEMBER 31,
		2024	2023	2022
	Notes	USD’000	USD’000	USD’000

Net sales	5	$98,773	$72,102	$42,554

Cost of goods sold		98,899	64,609	38,406

Gross (loss) profit		(126)	7,493	4,148

Other income	5	2,102	526	441
Fair value unrealized gain of unlisted financial assets		-	-	19
Selling and distribution expenses		(548)	(7,399)	(2,434)
Administrative expenses		(10,755)	(12,576)	(3,382)
Bad debt reversal		-	-	409
Finance costs	6	(1,240)	(138)	(4)
Other expenses		(9)	(170)	(6)

Loss before taxation	7	(10,576)	(12,264)	(809)

Income tax expense	8	11	12	31

Net loss for the period from continuing operations		(10,587)	(12,276)	(840)

Discontinued operations
Gain on disposal of discontinued operations	26	-	10,430	-
Loss from discontinued operations	26	-	(196)	(7,132)
Net loss		(10,587)	(2,042)	(7,972)

Net income (loss) attributable to :
Equity holders of the Company		(10,544)	(2,025)	(8,607)
Non-controlling interest		(43)	(17)	635
Net loss		(10,587)	(2,042)	(7,972)

Net income (loss) attributable to the equity holders of the Company arising from:
Continuing operations		(10,544)	(12,258)	(1,475)
Discontinued operations		-	10,233	(7,132)

Other comprehensive income (loss)
Exchange differences on translation of financial statements of foreign operations		(348)	(260)	29
Exchange differences on translation of financial statements of foreign operations - non-controlling interest		(49)	-	-

Total comprehensive loss		(10,984)	(2,302)	(7,943)

Total comprehensive income (loss) attributable to:
Equity holders of the Company		(10,892)	(2,285)	(8,578)
Non-controlling interest		(92)	(17)	635
Total comprehensive income (loss)		(10,984)	(2,302)	(7,943)

Total comprehensive loss arising from:
Continuing operations		(10,984)	(12,535)	(811)
Discontinued operations		-	10,233	(7,132)

Income (loss) per share attributable to the equity holders of the Company*
Basic (USD)	9
— from continuing operations		(31.81)	(220.84)	(70.50)
— from discontinued operations		-	184.36	(340.89)
Diluted (USD)	9
— from continuing operations**		(31.81)	(220.84)	(70.50)
— from discontinued operations		-	158.06	(340.89)

•	* Reflected the 1-for-40 reverse split effective on April 3, 2025
•	** Earnings per share for basic and diluted weighted average shares outstanding from continuing operations are the same due to anti-dilutive feature resulting from the net loss from continuing operations for the year

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share premium	Reverse recapitalization reserve	Merger reserve	Share-based payment reserves	Statutory reserve	Capital reserve	Retained earnings	Currency translation reserve	Total	Noncontrolling Interest	Total Equity
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Notes				26

Balance at December 31, 2021	111,960	(79,596)	9,257	20,034	21,238	9,614	(87,465)	2,439	7,481	(202)	7,279

Net income (loss) for the period	-	-	-	-	-	-	(8,607)	-	(8,607)	635	(7,972)
Exchange difference on transaction of financial statements of foreign operations	-	-	-	-	-	-	-	29	29	-	29
Total comprehensive income (loss) for the period	-	-	-	-	-	-	(8,607)	29	(8,578)	635	(7,943)
Issuance of new shares for equity financing	851	-	-	-	-	-	-	-	851	-	851
Additional paid in capital	-	-	-	-	-	-	-	-	-	364	364
Equity compensation - employee share-based compensation	10	-	-	314	-	-	-	-	324	-	324
Balance at December 31, 2022	112,821	(79,596)	9,257	20,348	21,238	9,614	(96,072)	2,468	78	797	875

Net loss for the period	-	-	-	-	-	-	(2,025)	-	(2,025)	(17)	(2,042)
Exchange difference on transaction of financial statements of foreign operations	-	-	-	-	-	-	-	(260)	(260)	-	(260)
Total comprehensive loss for the period	-	-	-	-	-	-	(2,025)	(260)	(2,285)	(17)	(2,302)
Issuance of new shares for equity financing	8,323	-	-	-	-	-	-	-	8,323	-	8,323
Conversion of long-term notes into common shares	520	-	-	-	-	-	-	-	520	-	520
Equity compensation - employee share-based compensation	104	-	-	6,881	-	-	-	-	6,985	-	6,985
Balance at December 31, 2023	121,768	(79,596)	9,257	27,229	21,238	9,614	(98,097)	2,208	13,621	780	14,401
								-
Net loss for the period	-	-	-	-	-	-	(10,544)	-	(10,544)	(43)	(10,587)
Exchange difference on transaction of financial statements of foreign operations	-	-	-	-	-	-	-	(348)	(348)	(49)	(397)
Total comprehensive loss for the period	-		-	-	-	-	(10,544)	(348)	(10,892)	(92)	(10,984)
Issuance of new shares for equity financing	12,639	-	-	-	-	-	-	-	12,639	-	12,639
Warrants exercised	1,228	-	-	-	-	-	-	-	1,228	-	1,228
Conversion of long-term notes into common shares	2,618	-	-	-	-	-	-	-	2,618	-	2,618
Equity compensation - employee share-based compensation	348	-	-	5,991	-	-	-	-	6,339	-	6,339
Balance at December 31, 2024	138,601	(79,596)	9,257	33,220	21,238	9,614	(108,641)	1,860	25,553	688	26,241

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years Ended December 31,
		2024	2023	2022
	Notes	USD’000	USD’000	USD’000

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxation		$(10,576)	$(1,834)	$(809)
Adjustments for
Operating lease charge		235	-	72
Depreciation of property, plant and equipment		178	51	38
Fair value gain on unlisted financial assets		-	-	(19)
Gain on disposal of subsidiaries	26	-	(10,430)	-
Loan forgiveness by related party		-	(164)	-
Loan on disposal of PPE		48	-	-
Loss on convertible note conversion	20	488	179	-
Interest expense on convertible note		157	-	-
Bad debt reversal		-	-	(409)
Standstill fee on note payable		185	96	-
Share based compensation	21	5,991	6,985	324
Interest expense on lease liabilities	19	147	-	4
Amortization of OID of convertible note	20	44	63	2
Operating cash flows before working capital changes		(3,103)	(5,054)	(797)
Decrease in trade receivables		-	-	638
Increase in other receivables and prepayments		(4,317)	(172)	(133)
Increase in loan receivable		(12,377)	(5,193)	-
Increase (decrease) in trade payables		831	(435)	69
Increase (decrease) in unearned revenue		2,585	27	(2,311)
Increase (decrease) in taxes payable		26	228	(142)
Increase (decrease) in accrued liabilities and other payables		875	103	(312)
Cash used in operations		(15,480)	(10,496)	(2,988)
Interest paid		-	-	-
Income tax paid		(3)	(20)	(48)
Net cash (used in) generated from operating activities from discontinued operations		-	1,994	740

Net cash used in operating activities		(15,483)	(8,522)	(2,296)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of fixed assets		(4,202)	(71)	(3)
Acquisition of intangible assets		-	-	(1)
Decrease in notes receivable		1,514	1,328	-
Decrease (increase) in available-for-sale financial asset		99	1,105	(1,247)
Decrease (increase) in restricted cash		-	292	(307)
Cash disposed as a result of disposal of subsidiaries		-	(36)	-
Net cash used in investing activities from discontinued operations		-	-	-

Net cash (used in) generated from investing activities		(2,589)	2,618	(1,558)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment for lease liabilities		(250)	-	(53)
Insurance of share capital for equity financing	21	12,986	8,322	851
Warrants exercised		1,228	-	-
Capital contribution from noncontrolling interest		-	-	364
Proceeds from promissory note		5,620	1,003	1,302
Repayment of promissory note		(800)	-	-
Due from related parties		-	(1,320)	-
Advance from related parties	24	194	60	-
Net cash used in financing activities from discontinued operations		-	(2,020)	(2,126)

Net cash generated from financing activities		18,978	6,045	338

NET INCREASE (DECREASE) IN CASH AND BANK BALANCES		906	141	(3,516)
CASH AND BANK BALANCES BEGINNING OF YEAR		538	615	4,375
EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		(397)	(218)	(244)

CASH AND BANK BALANCES, END OF YEAR		$1,047	$538	$615

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Years Ended December 31, 2022, 2023 and 2024

1. GENERAL INFORMATION

Antelope Enterprise Holdings Limited (“Antelope Enterprises” or the “Company”), formerly known as China Ceramics Co., Ltd (“CCCL”), is a British Virgin Islands company operating under the BVI Business Companies Act (2004) with its shares listed on the NASDAQ (“symbol: AEHL”). Its predecessor company, China Holdings Acquisition Corp., was incorporated in Delaware on June 22, 2007, and was organized as a blank check company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that has its principal operations in Asia. The Company has no operations and has no assets or liabilities of consequence outside its investments in its operating subsidiaries. The head office of the Company is located at Junbing Industrial Zone, Jinjiang City, Fujian Province, the People’s Republic of China (“PRC”).

On November 20, 2009, CHAC merged with and into Antelope Enterprises, its wholly owned British Virgin Islands subsidiary, with Antelope Enterprise surviving the merger. On the same day, pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009 (the “acquisition agreement”), Antelope Enterprise acquired all of the outstanding securities of Success Winner Limited (“Success Winner”) held by Mr. Wong Kung Tok in exchange for US$10.00 and 5,743,320 (pre-reverse split) shares of Antelope Enterprise (the “Success Winner Acquisition”). The total number of issued and outstanding shares of Antelope Enterprise immediately after the acquisition was 8,950,171(pre-reverse split) shares.

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

On June 30, 2009, through a capitalization agreement between Mr. Wong Kung Tok and Stand Best, Stand Best capitalized a shareholder loan due to Mr. Wong Kung Tok in the amount of HK$ 67.9 million (equivalent to approximately RMB 58.9 million) through the issuance of an aggregate of 9,999 (pre-reverse split) ordinary shares of HK$ 1.00 par value which Mr. Wong Kung Tok allotted to Success Winner.

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

On November 20, 2019, Vast Elite incorporated a 100% owned subsidiary Chengdu Future Talented Management and Consulting Co, Ltd (“Chengdu Future”) in China. Chengdu Future is engaged in business management and consulting services. On November 7, 2024, Chengdu Future was dissolved.

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

On August 10, 2021, Antelope HK incorporated a 100% owned subsidiary Hainan Antelope Holdings Co., Ltd (“Antelope Hainan”) in China. Antelope Hainan is engaged in business management and consulting services. Antelope Hainan does not have any operations as of this report date. On July 26, 2024, Antelope Hainan was dissolved.

On August 11, 2021, Antelope HK incorporated a 100% owned subsidiary Antelope Future (Yangpu) Investment Co., Ltd (“Antelope Yangpu”) in China. Antelope Yangpu is engaged in business management and consulting services. Antelope Yangpu does not have any operations as of this report date.

On August 23, 2021, Antelope Hainan incorporated a 100% owned subsidiary Antelope Investment (Hainan) Co., Ltd (“Antelope Investment”) in China. Antelope Investment is engaged in business management and consulting services. Antelope Investment does not have any operations as of this report date. On July 25, 2024, Antelope Investment was dissolved

On September 9, 2021, Antelope Future incorporated a 100% owned subsidiary Antelope Ruicheng Investment (Hainan) Co., Ltd (“Antelope Ruicheng”) in China. Antelope Ruicheng is engaged in business management and consulting services. Antelope Ruicheng does not have any operations as of this report date.

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

On August 18, 2023, Hainan Kylin incorporated a 100% owned subsidiary Jiangxi Kylin Cloud Services Technology Co., Ltd (“Jiangxi Kylin”) in China. Jiangxi Kylin is engaged in business management and consulting services for the livestreaming ecommerce industry.

On February 27, 2024, Antelope USA acquired 100% ownership of AEHL US LLC ( “AEHL US LLC”) for $0. AEHL US LLC is a Texas state LLC engaging in natural gas power generation and power station acquisitions and investments business. AEHL US LLC did not have material business activities prior to the acquisition by Antelope USA.

On October 10, 2024, Antelope Enterprise Holdings Limited incorporated a 100% owned subsidiary BTC Universal Media USA Inc (“BTC”) in Delaware. BTC is a holding company with no material operations yet.

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

On February 21, 2023, the shareholders of the Company approved and adopted an amended and restated memorandum and articles of association (the “Amended M&A”), which changed the authorized issued share capital of the Company from US$4,800,000 divided into 200,000,000 ordinary shares with a par value of US$0.024 each, to (i) 250,000,000 ordinary shares re-designated as (a) 200,000,000 Class A ordinary shares with no par value each, and (b) 50,000,000 Class B ordinary shares with no par value each, and (ii) 50,000,000 preferred shares with no par value each, (the “Re-Designation of the Authorized Capital”). Each Class A ordinary share is entitled to one (1) vote and each Class B ordinary share is entitled to twenty (20) votes. In connection with the Re-Designation of the Authorized Capital, 977,755 ordinary shares (pre-reverse split) owned by Mr. Weilai (Will) Zhang then were converted into 977,755 Class B ordinary shares (pre-reverse split), and the rest of the then outstanding and issued outstanding ordinary shares were converted into Class A ordinary shares on an one-for-one basis.

On September 18, 2023, the Company effected a one-for-ten reverse split of its issued and outstanding Class A ordinary shares.

On April 3, 2025, the Company effected a 1-for-40 reverse split of its issued and outstanding Class A ordinary shares. The consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022 were retroactively restated to reflect this reverse split.

Antelope Enterprise Holdings Limited and its subsidiaries’ (the “Company”) corporate structure as of December 31, 2024 is as follows:

	Place and date of incorporation or establishment/	Nominal value of issued ordinary share /registered		Percentage of equity attributable to the Company
Name	operations	capital		Direct	Indirect	Principal activities

Antelope USA	Delaware, USA, January 4, 2023	US$	1,000	100	—	Holding company

BTC Universal Media USA Inc	Delaware, USA, October 31, 2024	US$	10,000	100	—	Film and television entertainment, internet celebrity economy, live streaming, e-commerce, games

Antelope US LLC	February 27, 2024	US$	1,000		100	Natural gas power generation and power station acquisitions and investments business

Success Winner Limited	British Virgin Islands, May 29, 2009	US$	1	100	—	Investment holding

Vast Elite Limited (note 1)	Hong Kong, September 22, 2017	HKD	1	—	100	Trading of building material

Antelope Enterprise (HK) Holdings Limited (note 1)	Hong Kong, December 3, 2019	HKD	10,000	—	100	Investment holding

Antelope Holdings (Chengdu) Co., Ltd (note 2)	PRC, May 9, 2020	USD	10,000,000	—	100	Business management and consulting services

Antelope Future (Yangpu) Investment Co., Ltd (note 3)	PRC, August 11, 2021	USD	10,000,000	—	100	Business management and consulting services

Antelope Ruicheng Investment (Hainan) Co., Ltd (note 4)	PRC, September 9, 2021	RMB	50,000,000	—	100	Business management and consulting services

Hainan Kylin Cloud Services Technology Co., Ltd (note 5)	PRC, September 18, 2021	RMB	5,000,000	—	51	Business management and consulting services

Hangzhou Kylin Cloud Services Technology Co., Ltd (note 6)	PRC, October 28, 2022	RMB	5,000,000	—	51	Business management and consulting services

Anhui Kylin Cloud Services Technology Co., Ltd (note 7)	PRC, November 2, 2022	RMB	5,000,000	—	51	Business management and consulting services

Wenzhou Kylin Cloud Services Technology Co., Ltd (note 8)	PRC, February 15, 2023	RMB	5,000,000	—	51	Business management and consulting services

Hubei Kylin Cloud Services Technology Co., Ltd (note 9)	PRC, August 15, 2023	RMB	5,000,000	—	51	Business management and consulting services

Jiangxi Kylin Cloud Services Technology Co., Ltd (note 1)	PRC, August 18, 2023	RMB	5,000,000	—	51	Business management and consulting services

Note:

1.	The registered capital of Vast Elite and Antelope HK had been fully paid up.
2.	Antelope Chengdu is allowed to pay the registered capital in full before April 13, 2060.

3.	Antelope Future is allowed to pay the registered capital in full before December 31, 2051.
4.	Antelope Ruicheng is allowed to pay the registered capital in full before December 31, 2051.
5.	Hainan Kylin is allowed to pay the registered capital in full before September 16, 2050.
6.	Hangzhou Kylin is allowed to pay the registered capital in full before October 21, 2042.
7.	Anhui Kylin is allowed to pay the registered capital in full before October 31, 2042.
8.	Wenzhou Kylin is allowed to pay the registered capital in full before February 15, 2043.
9.	Hubei Kylin is allowed to pay the registered capital in full before August 15, 2045.
10.	Jiangxi Kylin is allowed to pay the registered capital in full before August 15, 2053.

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

The consolidated financial statements were approved and authorized for issue by the Board of Directors on April 30, 2025.

2.2 Basis of consolidation

(i) 100% owned Subsidiaries

The Company’s financial statements consolidate those of the Company and all of its subsidiaries as of December 31, 2024. Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Company has power, only substantive rights (held by the Company and other parties) are considered. All subsidiaries have a reporting date of December 31.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Inter-company transactions, balances and unrealized gains or losses on transactions between group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

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

2.3 Foreign currency translation

The financial statements are presented in USD (to the nearest thousand), being the currency that best reflects the economic substance of the underlying events and circumstances relevant to the Company. The Company’s operations are conducted through the subsidiaries in the People’s Republic of China (“PRC”). The functional currency of these subsidiaries in China is Renminbi (“RMB”). The functional currency of Antelope Enterprise and Antelope HK is the United State dollars (US$). The functional currency of Vast Elite is Hong Kong dollar.

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

In the consolidated financial statements, all individual financial statements of foreign operations, originally presented in a currency different from the Company’s presentation currency, have been converted into USD. Assets and liabilities have been translated into USD at the closing rates at the reporting date. Income and expenses have been converted into USD at the exchange rates ruling at the transaction dates, or at the average rates over the reporting period provided that the exchange rates do not fluctuate significantly. Any differences arising from this procedure have been recognized in other comprehensive income and accumulated separately in the currency translation reserve in equity.

When a foreign operation is sold, such exchange differences are reclassified from equity to profit or loss as part of the gain or loss on sale.

Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translations adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive income included in the consolidated statements of changes in equity. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

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

All the leases of the Company are operating leases for the years ended December 31, 2024, 2023 and 2022.

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

2.15 Revenue recognition

The Company follows IFRS 15 for revenue recognition, recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

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

2.16 Unearned revenue

The Company records payments received in advance from its customers for the services to be provided by the Company as unearned revenue, the Company will recognize it as revenue when the services are provided to the customers. The balance of unearned revenue was USD 2,612,000 and USD 27,000 as of December 31, 2024 and 2023, respectively.

2.17 Impairment of non-financial assets

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

2.18 Employee benefits

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

2.19 Borrowing costs

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

2.20 Accounting for income taxes

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

2.21 Research and development activities

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

2.22 Segment reporting

The Company identifies operating segments and prepares segment information based on the regular internal financial information reported to the Chief Executive Officer and executive directors, who are the Company’s chief operating decision maker, for their decisions about the allocation of resources to the Company’s business components and for their review of the performance of those components.

Business segment

The Company operates principally in the 1) providing business management consulting, information system technology consulting services including the sales of software use rights for digital data deposit platforms and asset management systems, and online social media platform development and consulting, and 2) natural gas power generation, which was in the initial development stage and did not generate any revenue yet as of this report date. The Chief Executive Officer and executive directors regularly review the Company’s business as two business segments.

Geographical segment

The business of the Company is engaged in the PRC and U.S. The Chief Executive Officer and executive directors regularly review the Company’s business as two geographical segments.

2.23 Related parties

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

2.24 Non-current assets (or disposal groups) held for sale and discontinued operations

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

3. CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

3.1 Change in reporting currency

Effective January 1, 2024, the Company changed its presentation currency from RMB to USD to be more relevant to users.

Prior to January 1, 2024, the Company reported its annual and interim consolidated financial statements in RMB. In making this change in presentation currency, the Company followed the recommendations set out in IAS 21, the Effects of Change in Foreign Exchange Rates. In accordance with IAS 21, comparable financial statements for the years ended December 31, 2023 and 2022 have been restated retrospectively in the new presentation currency of USD using the current rate method.

The consolidated financial statements as of December 31, 2023 of the Company have been prepared in RMB and translated into the new presentation currency of USD using the current rate method.

The procedure under the current rate method as applied in these consolidated financial statements is outlined as below:

●	balances for the years ended December 31, 2023 and 2022 reported in the Consolidated Statement of Comprehensive Income (Loss) and Consolidated Statements of Cash Flows have been translated into USD using average foreign currency rates prevailing for the period;

●	balances as at and for the years ended December 31, 2023 and 2022 reported in the Consolidated Statement of Change in Equity, including share-based payment reserve, foreign currency translation reserve, deficit and share capital, have been translated into USD using historical rates; and

●	basic and diluted loss per share for the years ended December 31, 2023 and 2022 have been restated to USD to reflect the change in presentation currency.

All resulting exchange differences arising from the translation are included as separate component of other comprehensive income (loss).

The effect of the change in functional currency to USD was applied prospectively in the financial statements effective January 1, 2024. The financial position of the Company as at January 1, 2024 has been translated from RMB to USD at an exchange rate of 7.10.

All transactions for the Company are recorded in USD from January 1, 2024 and onwards. Transactions denominated in currencies other than USD are considered foreign currency transactions. Foreign currency transactions are translated into USD using the foreign currency rates prevailing at the date of the transaction. Period-end balances of monetary assets and liabilities in foreign currency are translated to USD using period-end foreign currency rates. Foreign currency gains and losses arising from the settlement of foreign currency transactions are recognized in profit or loss.

3.2 Accounting standards issued but not yet effective

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2024 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group:

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (1)

(1) The effective date of the amendments has yet to be set by the IASB; however, earlier application of the amendments is permitted.

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

Impairment loss recognized in respect of property, plant and equipment

As of December 31, 2024, the net carrying amount of property, plant and equipment was approximately USD 4,138,000 (2023: USD 161,000). No impairment loss was recognized against the original carrying amount of property, plant and equipment for the years ended December 31, 2024, 2023 and 2022. Determining whether property, plant and equipment are impaired requires an estimation of the recoverable amount of the property, plant and equipment. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of investment property

As of December 31, 2024, the net carrying amount of investment property was nil (2023: nil). No impairment loss was recognized against the original carrying amount of investment property for the years ended December 31, 2024, 2023 and 2022, respectively. Determining whether investment property are impaired requires an estimation of the recoverable amount of the investment property. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of land use rights

As of December 31, 2024, the net carrying amount of land use rights was nil (2023: nil). No impairment loss was recognized against the original carrying amount of land use rights for the years ended December 31, 2024, 2023 and 2022. The carrying amounts of land used rights were reclassified to right-of-use assets to conform to IFRS 16 during the year ended December 31, 2024. Determining whether land use rights are impaired requires an estimation of the recoverable amount of the land use rights. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Company to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. No impairment was made on goodwill for the years ended December 31, 2024, 2023 and 2022.

Income tax

The Company has exposure to income taxes in the PRC. Significant judgment is required in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The carrying amounts of the Company’s income tax payable as of December 31, 2024 and 2023 were USD 7,000 and USD 6,000, respectively.

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

The Company recognized provision for bad debt expense of USD nil and USD nil from continuing operations during the years ended December 31, 2024 and 2023, respectively. The Company recognized provision for bad debt expense of USD nil and USD 141,000 from discontinued operation during the years ended December 31, 2024 and 2023, respectively. The net carrying amounts of the Company’s trade receivables as of December 31, 2024 and 2023 were USD nil and USD nil, respectively.

Net realizable value of inventories

Net realizable value of inventories is the management’s estimation of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of a similar nature. It could change significantly as a result of various market factors. The net carrying amounts of the Company’s inventories as of December 31, 2024 and 2023 were USD nil and USD nil, respectively.

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

5. REVENUE AND OTHER INCOME

Revenue comprises the fair value of the consideration received or receivable for the sale of goods. An analysis of the Company’s revenue and other income is as follows:

	For the years ended December 31,
	2024	2023	2022
	USD’000	USD’000	USD’000
Revenue
Continuing operations
Business management and consulting	164	1,009	1,882
Livestreaming ecommerce	98,609	71,093	40,672

Discontinued operations
Sale of goods (Note 26)	-	381	5,602

Total revenue	98,773	72,483	48,156

Other income
Continuing operations
Interest income	844	302	2
Foreign exchange gain	-	-	11
Government grant	1,250	42	-
Other	8	182	428

Discontinued operations
Other income (Note 26)	-	808	2,117
Total other income	2,102	1,334	2,558

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

All of the Company’s operations are considered by the chief operating decision makers to be aggregated into two reportable operating segments: 1) business management consulting, information system technology consulting services including the sales of software use rights for digital data deposit platforms and asset management systems, and online social media platform development and consulting, and 2) natural gas power generation, which was in the initial development stage and did not generate any revenue yet as of this report date.. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the Company’s chief operating decision makers in deciding how to allocate resources and in assessing performance.

The business of the Company is engaged in the PRC and U.S. The Chief Executive Officer and executive directors regularly review the Company’s business as two geographical segments.

The following table shows the Company’s operations by business segment for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,
	2024	2023	2022
	USD’000	USD’000	USD’000
Revenues
Discontinued operations
Sales of tile products	-	381	5,602
Continuing operations
Consulting income / software	164	1,009	1,882
Livestreaming ecommerce	98,609	71,093	40,672
Total revenues	98,773	72,483	48,156

Cost of revenues
Discontinued operations
Sales of tile products	-	1,068	6,129
Continuing operations
Consulting income / software	189	1,958	1,905
Livestreaming ecommerce	98,710	62,651	36,501
Total cost of revenues	98,899	65,677	44,535

Other income
Discontinued operations
Sales of tile products	-	808	2,117
Continuing operations
Consulting income / software	545	12	18
Livestreaming ecommerce	1,256	50	338
Other	301	464	104
Total other income	2,102	1,334	2,577

Operating costs and expenses
Discontinued operations
Sales of tile products	-	458	3,763
Continuing operations
Consulting income / software	303	1,035	686
Livestreaming ecommerce	1,236	8,514	3,740
Other	11,004	10,564	1,394
Total operating costs and expenses	12,543	20,571	9,583

Bad debt (reversal) expense
Discontinued operations
Sales of tile products	-	(141)	4,959
Continuing operations
Consulting income / software	-	-	148
Livestreaming ecommerce	-	-	(557)

Total bad debt (reversal) expense	-	(141)	4,550

Other expense
Discontinued operations
Sales of tile products	-	-	-
Continuing operations
Consulting income / software	9	-	5
Livestreaming ecommerce	-	-	1
Other	-	170	-
Total other expense	9	170	6

Loss from operations
Discontinued operations
Sales of tile products	-	(196)	(7,132)
Continuing operations
Consulting income / software	208	(1,972)	(847)
Livestreaming ecommerce	(80)	(23)	1,327
Other	(10,704)	(10,269)	(1,289)
Loss from operations	(10,576)	(12,460)	(7,940)

	As of	As of
	December 31,	December 31,
	2024	2023
Segment assets
Discontinued operations
Sale of tile products	-	-
Continuing operations
Business management and consulting	19,544	7,231
Livestreaming ecommerce	4,514	1,903
Others	13,948	7,980
Total assets	38,006	17,114

6. FINANCE COSTS

Finance costs comprise interest expense recognized from lease liabilities upon application of IFRS 16 and interest expense on convertible note:

	For the years ended December 31,
	2024	2023	2022
	USD’000	USD’000	USD’000
Interest on lease liabilities– continuing operations	147	-	4
Interest on lease liabilities - discontinued operations (Note 26)	-	41	220
Interest expense on convertible note	1,093	138	—

7. LOSS BEFORE TAXATION

The Company’s loss before taxation is arrived at after charging:

	For the years ended December 31,
	2024	2023	2022
	USD’000	USD’000	USD’000
Cost of inventories recognized as expense(1)	-	1,067	6,129
Depreciation expenses	178	51	40
Amortization of land use rights	—	—	—
Right-of-use asset amortization charge	235	603	1,970
Auditors’ remuneration
– Audit fees	432	292	298
Directors’ remuneration
– salaries and related cost	48	60	241
– retirement scheme contribution	5	3	2
– share-based payments	888	994	—
Key management personnel (other than directors)
– salaries and related cost	443	192	106
– retirement scheme contribution	59	18	2
– share-based payments	3,248	857	305
Research and development personnel
– salaries and related cost	84	60	65
– retirement scheme contribution	—	-	12
Other personnel
– salaries and related cost	904	741	905
– retirement scheme contribution	75	85	188
Total employee benefit expenses	5,754	3,010	1,826

(1)	Cost of inventories recognized as expense for discontinued operation included staff costs of USD nil, USD 23,000 and USD 377,000, retirement scheme contributions of USD nil, USD 5,000 and USD 82,643, depreciation and amortization expense of USD nil, USD nil and USD nil, right-of-use asset depreciation/operating lease charges of USD nil, USD 603,000 and USD 1,902,000, and (reversal of ) / write-down of inventories of USD nil, USD nil and USD (601,000) for the years ended December 31, 2024, 2023, and 2022, respectively, which amounts were also included in the respective total amounts disclosed separately for each of these types of expenses.

8. INCOME TAX EXPENSE

	For the years ended December 31,
	2024	2023	2022
	USD’000	USD’000	USD’000
Continuing operations
Current Tax:
PRC Income Tax	8	12	31
U.S. Income tax	3	—	—

Deferred tax expense	—	—	—
	11	12	31

Discontinued operations did not incur any income tax expense for the years ended December 31, 2023, and 2022.

Reconciliation between income tax expense and loss before taxation at applicable tax rates is as follows:

	For the years ended December 31,
	2024	2023	2022
	USD’000	USD’000	USD’000
Loss before taxation including discontinued entities	(10,576)	(2,031)	(7,941)
Tax calculated at a tax rate of 25%	(2,644)	(508)	(1,985)
Tax effect on different tax rates of group entities operating in other jurisdictions	2,149	2,984	699
Change in net operating losses	506	(2,464)	1,317
Tax per financial statements	11	12	31

British Virgin Islands Profits Tax

The Company has not been subject to any taxation in this jurisdiction for the years ended December 31, 2024, 2023 and 2022.

Hong Kong Profits Tax

The subsidiary in Hong Kong is subject to tax charged on Hong Kong sourced income with a statutory tax rate of 8.25% for taxable income up to HKD 2,000,000, and a statutory tax rate of 16.5% for taxable income over HKD 2,000,000. No Hong Kong profits tax has been provided as the Company has no assessable profit arising in Hong Kong for the years ended December 31, 2024, 2023 and 2022.

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

The Company did not recognize any deferred tax (assets)/liabilities in the consolidated statements of financial position as of December 31, 2024, 2023 and 2022.

The Company’s PRC subsidiaries, have cumulative undistributed earnings of USD 3,039,000, USD 3,166,000 and USD 11,163,000, as of December 31, 2024, 2023 and 2022, which are included in consolidated retained earnings. No provision has been made for deferred taxes related to future repatriation of the remaining earnings, as the Company controls the dividend policy of these PRC subsidiaries and it has been determined that it is probable that these profits will not be distributed in the foreseeable future. If the Company were to distribute these cumulated earnings in the foreseeable future, the deferred tax liabilities of USD 152,000, USD 158,000 and USD 485,000 would be recognized as of December 31, 2024, 2023 and 2022.

US Income Tax

The Company’s U.S. subsidiary is subject to U.S. income tax rate of 21% and files U.S. federal income tax return. No US income tax has been provided due to the Company has no assessable profit arising in US for the years ended December 31, 2024 and 2023.

9. LOSS PER SHARE

	For the years ended December 31,
	2024	2023	2022
Loss attributable to holders of ordinary shares (USD’000):
Net loss from continuing operations	(10,544)	(12,258)	(1,475)
Net loss from discontinued operations	-	10,233	(7,132)
Weighted average number of ordinary shares outstanding used in computing basic (loss)/earnings per share*	331,480	55,505	20,922
Weighted average number of ordinary shares outstanding used in computing diluted (loss)/earnings per share*	345,008	64,743	20,922
Loss per share - basic (USD)
- From continuing operations	(31.81)	(220.84)	(70.50)
- From discontinued operations	-	184.36	(340.89)
Loss per share - diluted (USD)
- From continuing operations**	(31.81)	(220.84)	(70.50)
- From discontinued operations	-	158.06	(340.89)

*	The number of shares reflected the 1-for-40 reverse split effective on April 3, 2025.
**	Earnings per share for basic and diluted weighted average shares outstanding from continuing operations are the same due to anti-dilutive feature resulting from the net loss from continuing operations for the year

Warrants to purchase common stock are not included in the diluted loss per share calculations when their effect is antidilutive. For the year ended December 31, 2024, about 50,070 potential shares of common stock (pre-reverse split) related to outstanding warrants and stock options were excluded from the calculation of diluted net loss per share from continuing operations as such shares are antidilutive when there is a loss. There were 369,522 and 370,175 pre-reverse splits, outstanding warrants and stock options were excluded from the calculation of diluted net loss per share as such shares are antidilutive for the years ended December 31, 2023 and 2022, respectively.

10. LOAN RECEIVABLE

From March 31, 2023 to December 31, 2024, Anhui Zhongjun Enterprise Management Co., Ltd (“Anhui Zhongjun”) borrowed a total of USD 17,539,000 from Antelope Enterprise Holdings (Chengdu) Co., Ltd with annual interest rate of 4.35%. On December 31, 2024, AEHL Chengdu signed a debt transfer agreement with Lei Deng, Xiaorong Yang and Anhui Zhongjun, wherein Lei Deng and Xiaorong Yang transferred total debt of USD 799,000 that AEHL Chengdu owed them to Anhui Zhongjun. For the year ended December 31, 2024, the Company recorded $543,000 interest income for this loan. As of December 31, 2024 and 2023, the balance of this loan receivable was USD 18,873,000 and USD 5,181,000, respectively. This loan and related interest will be repaid on December 31, 2025.

At December 31, 2024, the Company assessed whether the credit risk on a financial instrument has increased significantly since initial recognition, and concluded no loss allowance for expected credit loss (“ECL”) needs to be recorded for loan receivable as a result of the repayment date is not due yet.

11. NOTE RECEIVABLE

On April 28, 2023, the Company completed the sale of Stand Best Creation Limited and its subsidiaries, Hengda and Hengdali, to New Stonehenge Limited for a total of USD 8,500,000. New Stonehenge Limited has agreed to make the payment in four equal installments on a date that falls 48 months after the effective date of the transaction, with an annual interest rate of 5%. For the year ended December 31, 2024, the Company received repayment of USD 1,737,000 from the buyer and record interest income of USD 300,000. For the year ended December 31, 2023, the Company received repayment of USD 1,328,000 from the buyer and record interest income of USD 425,000.

At December 31, 2024, the Company assessed whether the credit risk on a financial instrument has increased significantly since initial recognition, and concluded no loss allowance for ECL needs to be recorded for note receivable under IFRS 9 as a result of continuous timely repayment from the lender, and no indication of default for future repayment from the lender. As of December 31, 2024 and 2023, the balance of note receivable was USD 5,435,000 and USD 6,949,000.

12. PROPERTY, PLANT AND EQUIPMENT

	Buildings	Plant and machinery	Motor vehicles	Office equipment	Work-in- progress	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Cost
At January 1, 2023	-	-	166	29	-	195
Additions	-	-	58	7	-	65
Disposals	-	-	-	-	-	-
At December 31, 2023	-	-	224	36	-	260
Additions	-	3,223	45	269	666	4,203
Disposals	-	-	(63)	-	-	(63)
At December 31, 2024	-	3,223	206	305	666	4,400

Accumulated depreciation
At January 1, 2023	-	-	39	10	-	49
Depreciation charge	-	-	43	7	-	50
At December 31, 2023	-	-	82	17	-	99
Depreciation charge	-	119	4	52	-	175
Disposals	-		(12)	-	-	(12)
At December 31, 2024	-	119	74	69	-	262

Carrying amount, net
At December 31, 2023	-	-	142	19	-	161
At December 31, 2024	-	3,104	132	236	666	4,138

13. AVAILABLE-FOR-SALE FINANCIAL ASSETS

The following is an analysis of financial assets:

	As of December 31,
	2024	2023
	USD’000	USD’000
Unlisted financial assets	-	99

As of December 31, 2024 and 2023, the fair value of unlisted securities owned by the Company held in the bank amounted to USD nil and USD 99,000 is determined based on the valuation determined by the Bank using inputs that are not observable in active market.

During the year ended December 31, 2022, fair value unrealized gain of unlisted financial assets was USD 19,000.

14. OTHER RECEIVABLES AND PREPAYMENTS

	As of December 31,
	2024	2023
	USD’000	USD’000
Prepaid expense and prepayments	5,671	2,040
Security deposit	6	-
Other receivables	1,312	831
	6,989	2,871

All of the other receivables and prepayments are expected to be recovered or recognized as expense within one year. The net carrying value of these balances is considered a reasonable approximation of fair value. Prepaid expense mainly consisted of advance payment to the vendors as of December 31, 2024 and 2023.

15. CASH AND BANK BALANCES

	As of December 31,
	2024	2023
	USD’000	USD’000
Cash at banks	1,047	538
Cash and bank balances	1,047	538

Cash and bank balances are denominated in the following currencies:

	As of December 31,
	2024	2023
	USD’000	USD’000
Renminbi	700	511
Hong Kong dollar	*	*
US dollars	347	27
	1,047	538

*	Amount is less than USD1,000.

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

16. TRADE PAYABLES

	As of December 31,
	2024	2023
	USD’000	USD’000
Trade payables	831	-

Trade payables are denominated in Renminbi, non-interest bearing and generally settled within 120-day terms. All of the trade payables are expected to be settled within one year. The carrying value of trade payables is considered to be a reasonable approximation of fair value. There was no trade payables held by discontinued operations.

17. ACCRUED LIABILITIES AND OTHER PAYABLES

	As of December 31,
	2024	2023
	USD’000	USD’000
Accrued salary	59	69
Others	1,069	147
	1,128	216

Accrued liabilities consist mainly of accrued wages. Others consist mainly of accrued interests on note payable.

The carrying value of accrued liabilities and other payables is considered to be a reasonable approximation of fair value.

18. TAXES PAYABLE

	As of December 31,
	2024	2023
	USD’000	USD’000
VAT	281	268
Income tax	7	6
Property tax	—	—
Other	27	7
	315	281

19. RIGHT-OF-USE ASSETS AND LEASES LIABILITIES

(a) Amounts recognized in the consolidated statement of financial position

The carrying amounts of right-of-use assets for lease are as below:

Net book amount at January 1, 2023	USD 66,000
Net book amount at December 31, 2023	USD nil

Net book amount at January 1, 2024	USD nil
Net book amount at December 31, 2024	USD 1,326,000

The lease liabilities for continuing operations are as below:

	As of December 31,
	2024	2023
	USD’000	USD’000
Lease liabilities - current	348	-
Lease liabilities – noncurrent	1,072	-
	1,420	-

Contractual undiscounted cash flows for the leases:

As of December 31, 2024
Within one year	One to five years	Total contractual undiscounted cash flow
USD’000	USD’000	USD’000
457	1,287	1,744

(b) Amounts recognized in the consolidated income statement

The consolidated income statement shows the following amounts from continuing operations relating to leases:

Year ended
December 31, 2024
Amortization charge of right-of-use assets	235
Interest expense	147

Year ended
December 31, 2023
Amortization charge of right-of-use assets	-
Interest expense	-

Year ended
December 31, 2022
Amortization charge of right-of-use assets	68
Interest expense	4

The consolidated income statement shows the following amounts from discontinued operations relating to leases:

Year ended
December 31, 2024
Amortization charge of right-of-use assets	-
Interest expense	-

Year ended
December 31, 2023
Amortization charge of right-of-use assets	603
Interest expense	41

Year ended
December 31, 2022
Amortization charge of right-of-use assets	1,902
Interest expense	220

The total cash outflow in financing activities for leases during the years ended December 31, 2024, 2023 and 2022 was USD 250,000, USD nil and USD 53,000, respectively.

The total cash outflow in financing activities from discontinued operations for leases during the years ended December 31, 2024, 2023 and 2022 was USD nil, USD 2,020,000 and USD 2,126,000, respectively.

20. NOTE PAYABLE

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

During the year ended December 31, 2024, the Company amortized OID of $18,593 and recorded $44,988 interest expense on this Note, and the Company and Lender exchanges these Partitioned notes of $403,202 for the delivery of 1,603,747 (pre-reverse split) shares of the Company’s common stock. The Company recorded $77,201 loss on conversion of these notes in the year ended December 31, 2024 and made repayment of $750,000 by cash to this note. During the year ended December 31, 2023, the Company amortized OID of $20,833 and recorded $106,050 interest expense on this Note, and the Company and Lender exchanged these Partitioned Notes of $340,000 for the delivery of 70,867 (pre-reverse split) shares of the Company’s common stock. During the year ended December 31, 2022, the Company amortized OID of $60,260 and recorded $5,922 interest expense on this Note. The Company recorded $178,863 loss on note conversion in 2023. On September 1, 2023, the Company and the Investor entered into a standstill agreement with regard to the certain promissory note issued to the Investor dated December 12, 2022. Pursuant to the standstill agreement, the Investor agreed not to redeem any portion of such promissory note until November 30, 2023. The Company, in return, agreed to increase the Outstanding Balance of such note by $96,091 (the “Standstill Fee”) as of the date thereof. Following the application of the Standstill Fee, as of December 31, 2024, the Company repaid in full of this note.

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

During the year ended December 31, 2024, the Company amortized OID of $25,134 and recorded $89,462 interest expense on this Note and the Company and Lender exchanges these Partitioned notes of $580,000 for the delivery of 3,351,070 (pre-reverse split) shares of the Company’s common stock. The Company recorded $268,806 loss on conversion of these notes in the year ended December 31, 2024 and made repayment of $50,000 by cash to this note. As of December 31, 2024, the outstanding principal balance of this note was $560,366, net of unamortized OID of $3,495. During the year ended December 31, 2023, the Company amortized OID of $21,371 and recorded $37,569 interest expense on this Note.

Unsecured Promissory Note in January 2024

On January 25, 2024, the Company entered into a note purchase agreement (the “2024 Note Purchase Agreement”) with Guoxiang Hu (the “Investor”), pursuant to which the Company issued the Investor an unsecured promissory note in the principal amount of $4,630,000 (the “Note”). The Note bears interest at a rate of 16% per annum. All outstanding principal and accrued interest on the Note will become due and 9 months after the purchase price of the Note is delivered by Investor to the Company (the “Purchase Price Date”). The Company may prepay all or a portion of the outstanding balance of the Note prior to its maturity date.

Global Pacific Securities US Inc. (“Global Pacific”) has acted as the lead advisor of the Company for the transaction contemplated in the 2024 Note Purchase Agreement, and the Company agreed to pay Global Pacific a cash fee equal to three percent (3%) of the gross proceeds and to reimburse Global Pacific for its accountable expenses up to $30,000 and to issue to Global Pacific restricted Class A ordinary shares of the Company (“Share Compensation”), in an amount equal to 7.5% of the gross proceeds. On February 2, 2024, the Company issued 193,994 restricted Class A ordinary shares (pre-reverse split) to Global Pacific. The fair value of 193,994 Class A shares (pre-reverse split) was $347,250.

Under the 2024 Note Purchase Agreement, Weilai Zhang, our CEO and Chairman of the board, agreed to enter into a share pledge agreement with the Investor, on January 25, 2024 (the “Pledge Agreement”), to pledge all Class B ordinary shares of the Company, no par value (“Class B ordinary shares”) owned by him, including any additional Class B ordinary shares issued to him while the Note is outstanding, and any proceeds thereof to secure the Company’s payment and performance of any and all obligations, liabilities and indebtedness of the Company to the Investor pursuant to the terms of the 2024 Note Purchase Agreement.

During the year ended December 31, 2024, the Company recorded $767,922 interest expense on this Note. As of December 31, 2024, the outstanding principal balance of this note was $4,630,000.

Unsecured Promissory Note in September 2024

On September 25, 2024, the Company entered into a Note Purchase Agreement with an investor, pursuant to which the Company issued to the Purchaser an unsecured Promissory Note of $990,000, for $886,000 in gross proceeds. The Note included an original issue discount (“OID”) of $99,000 along with $5,000 for investor’s fees, costs and other transaction expenses in connection with the issuance of the note. The OID was recognized as a debt discount is amortized over the life of the note. The Note is due on March 25, 2025.

During the year ended December 31, 2024, the Company amortized OID of $99,000 on this Note and the Company and Lender exchanges these Partitioned notes of $990,000 for the delivery of 2,169,353 shares of the Company’s common stock (pre-reverse split). The Company recorded $142,055 loss on conversion of these notes in the year ended December 31, 2024. As of December 31, 2024, the Company repaid in full of this note.

21. SHARE CAPITAL

On February 21, 2023, our shareholders approved and adopted an amended and restated memorandum and articles of association (the “Amended M&A”), which changed the authorized issued share capital of the Company from US$4,800,000 divided into 200,000,000 ordinary shares with a par value of US$0.024 each, to (i) 250,000,000 ordinary shares re-designated as (a) 200,000,000 Class A ordinary shares with no par value each, and (b) 50,000,000 Class B ordinary shares with no par value each, and (ii) 50,000,000 preferred shares with no par value each, (the “Re-Designation of the Authorized Capital”). Each Class A ordinary share is entitled to one (1) vote and each Class B ordinary share is entitled to twenty (20) votes. In connection with the Re-Designation of the Authorized Capital, 977,755 ) ordinary shares (pre-reverse split) owned by Mr. Weilai (Will) Zhang then were converted into 977,755 ) Class B ordinary shares (pre-reverse split), and the rest of the then outstanding and issued outstanding ordinary shares were converted into Class A ordinary shares on an one-for-one basis.

	December 31, 2024	December 31, 2023
	Number	Number
	of shares	of shares
Authorized:
Preferred shares, no par value	50,000,000	50,000,000
Class A Ordinary shares, no par value	200,000,000	200,000,000
Class B Ordinary shares, no par value	50,000,000	50,000,000

	December 31, 2024	December 31, 2023
	Number	Number
	of shares	of shares
Issued:	952,079	82,087
Outstanding and fully paid:
Ordinary shares, no par value
At January 1	82,087	20,933
Issuance of new shares for equity financing	526,090	26,562
Warrants exercised and buy-back	36,402	-
Note conversion into shares	178,104	1,772
Equity compensation	130,185	32,820
At December 31	952,868	82,087

 On April 3, 2025, we effected a 1-for-40 reverse split of its issued and outstanding Class A ordinary shares. The table above reflected the effect of 1-for-40 reverse split.

Equity Financing

On February 12, 2021, we entered into a Securities Purchase Agreement with certain institutional investors for the sale of 588,235 (pre-reverse split) common shares, at a purchase price of $3.57 per share. Concurrently with the sale of the Common Shares, pursuant to the Purchase Agreement the Company also sold warrants to purchase 588,235 (pre-reverse split) common shares. The Company sold the Common Shares and Warrants for aggregate gross proceeds of approximately US$2.1 million, before commissions and expenses. The five-year Warrants will be immediately exercisable at an exercise price equal to $3.57 per share, and will terminate on the five-year anniversary of the initial exercise date of the Warrants. The net proceeds from the transactions will be approximately US$1.86 million, after deducting certain fees due to the placement agent and the Company’s estimated transaction expenses, and will be used for working capital and general corporate purposes.

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

On June 10, 2021, we commenced a registered direct offering of securities, and executed a Securities Purchase Agreement (the “SPA”) with three institutional accredited investors pursuant to which it sold 913,875of the Company’s common shares (pre-reverse split) at the per share price of $3.48 (which was priced in excess of the average of the five-day closing price for the Company’s common shares preceding execution of the SPA, which was $3.42). In a concurrent private placement, the Company sold to such investors warrants to purchase 913,875 ((pre-reverse split)) common shares (the “Investor Warrants”). The Investor Warrants have an exercise price per share of $3.42, subject to adjustment, and have a term of five years. The transactions yielded gross proceeds to the Company of $3,180,285, before the payment of commissions and expenses.

In addition, we issued warrants (the “Placement Agent Warrants”) to the Placement Agent to purchase a number of common shares equal to 5.0% of the aggregate number of shares sold to the investors in this offering, as well as the warrant shares issuable upon exercise of the Warrants issued in the concurrent private placement, as additional placement agency compensation. The Placement Agent Warrants have substantially the same terms as the Investor Warrants, except that the Placement Agent Warrants will have an exercise price of $4.35.

Grant date (investors and placement agent, respectively)	June 14, 2021
Share price at date of grant (investors and placement agent, respectively)	US$	3.15
Exercise price at date of grant (investors and placement agent, respectively)	US$	3.42 & 4.35
Volatility		115%
Warrant life		5 years
Dividend yield		0%
Risk-free interest rate		0.80%
Average fair value at grant date	US$	2.50

On September 30, 2022, we commenced a registered direct offering of securities, and executed a Securities Purchase Agreement (the “SPA”) with two institutional accredited investors pursuant to which it sold 1,666,667 of the Company’s common shares (pre-reverse split) at the per share price of $0.60. In a concurrent private placement, the Company sold to such investors warrants to purchase 1,666,667 (pre-reverse split) common shares (the “Investor Warrants”). The Investor Warrants have an exercise price per share of $0.82, subject to adjustment, and have a term of five years. The transactions yielded gross proceeds to the Company of $1,000,000, before the payment of commissions and expenses. The offering was closed on October 4, 2022.

In addition, we issued warrants (the “Placement Agent Warrants”) to the Placement Agent to purchase a number of common shares equal to 5.0% of the aggregate number of shares sold to the investors in this offering, as well as the warrant shares issuable upon exercise of the Warrants issued in the concurrent private placement, as additional placement agency compensation. The Placement Agent Warrants have substantially the same terms as the Investor Warrants, except that the Placement Agent Warrants will have an exercise price of $0.75.

Grant date (investors and placement agent, respectively)	October 4, 2022
Share price at date of grant (investors and placement agent, respectively)	US$	0.58
Exercise price at date of grant (investors and placement agent, respectively)	US$	0.82 & 0.75
Volatility		104%
Warrant life		5 years
Dividend yield		0%
Risk-free interest rate		3.96%
Average fair value at grant date	US$	0.43

On January 10, 2023, we entered into a certain securities purchase agreement (the “SPA”) with Mr. Weilai (Will) Zhang, the Chief Executive Officer of the Company, Mr. Ishak Han, a director of the Company, and another sophisticated purchaser (collectively, the “Purchasers”), pursuant to which the Company agreed to sell 162,500 ordinary shares (pre-reverse split), at a per share purchase price of $8.0 (the “Offering”). This Offering was unanimously approved by the disinterested directors and the board of directors of the Company. The gross proceeds to the Company from this Offering are $1.3 million, before deducting any fees or expenses. The Company plans to use the net proceeds from this Offering for the expansion of its social ecommerce business and for general corporate purposes. The Offering closed on January 12, 2023.

On January 13, 2023, we entered into a certain securities purchase agreement (the “SPA”) with a certain purchaser (collectively, the “Purchasers”), pursuant to which the Company agreed to sell 123,457 Class A ordinary shares (pre-reverse split), at a per share purchase price of $8.1 (the “Offering”), the closing price of the Ordinary Shares on the Nasdaq Capital Market as of January 10, 2023. The gross proceeds to the Company from this Offering are approximately $1 million, before deducting any fees or expenses. The Company plans to use the net proceeds from this Offering for the expansion of its social ecommerce business and for general corporate purposes.

On March 30, 2023, we entered into a certain securities purchase agreement (the “SPA”) with five sophisticated investors (collectively, the “Purchasers”), pursuant to which the Company agreed to sell 568,182 Class A ordinary shares (pre-reverse split), at a per share purchase price of $8.8 (the “Offering”). Upon closing of this offering, these two beneficial owners of the Purchasers will have approximately 15.15% of the total voting power of the Company, and the Company’s CEO and Chairman, Weilai (Will) Zhang, will have about 52.13% of the total voting power of the Company. The gross proceeds to the Company from this Offering are approximately $5 million, before deducting any fees or expenses. The Company has issued the Class A ordinary shares on April 12, 2023 and the Offering was closed on the same day as all closing conditions were satisfied. The Company plans to use the net proceeds from this Offering for general corporate purposes.

On August 2, 2023, we entered into a certain securities purchase agreement with an investor, pursuant to which the Company agreed to sell 208,333 Class A ordinary shares (pre-reverse split), at a per share purchase price of $4.8 (the “Offering”). The gross proceeds to the Company from this Offering are approximately $1 million, before deducting any fees or expenses. The Company has issued the Class A ordinary shares on August 2, 2023 and the Offering was closed on the same day as all closing conditions were satisfied. The Company plans to use the net proceeds from this Offering for general corporate purposes.

On February 23, 2024, we entered into a securities purchase agreement with several investors, pursuant to which the Company agreed to sell 1,300,000 Class A ordinary shares (pre-reverse split), at a per share purchase price of $1.00. The gross proceeds to the Company from this offering are approximately $1.30 million, before deducting any fees or expenses. In a concurrent private placement, the Company also issued the investors warrants to purchase up to 1,300,000 (pre-reverse split) shares. Each warrant was exercisable for one Class A ordinary share. The warrants had an initial exercise price of $1.10 per share and are exercisable at any time on or after the date of issuance and will expire on the fifth anniversary of the issuance date. The 1,300,000 (pre-reverse split) warrants were fully exercised on June 28, 2024.

On March 15, 2024, we entered into a securities purchase agreement (with several investors, pursuant to which we agreed to sell 1,727,941 Class A ordinary shares (pre-reverse split), at a per share purchase price of $1.36. The gross proceeds to the Company from this offering are approximately $2.35 million, before deducting any fees or expenses.

On May 28, 2024, we entered into securities purchase agreement (with certain investors pursuant to which we agreed to sell 102,041 Class A ordinary shares (pre-reverse split), (at a per share purchase price of $0.98. The gross proceeds to the Company from this offering are approximately $100,000, before deducting any fees or expenses.

On June 28, 2024, the Company entered into a securities purchase agreement with several investors, pursuant to which the Company agreed to sell 108,085 Class A ordinary shares (pre-reverse split), (the “Shares”), at a per share purchase price of $1.602. The gross proceeds to the Company from this offering are approximately $250,000, before deducting any fees or expenses.

On July 31, 2024, we entered into a securities purchase agreement with several investors, pursuant to which we agreed to sell 500,000 Class A ordinary shares (pre-reverse split), (the “Shares”), at a per share purchase price of $2.5. The gross proceeds to the Company from this offering are approximately $1,250,000, before deducting any fees or expenses.

On September 30, 2024, we entered into a securities purchase agreement with several investors, pursuant to which we agreed to sell 2,323,945 Class A ordinary shares (pre-reverse split), (the “Shares”), at a per share purchase price of $0.71. The gross proceeds to the Company from this offering are approximately $1,650,000, before deducting any fees or expenses.

On October 16, 2024, we entered into a securities purchase agreement with several investors, pursuant to which the Company agreed to sell 310,592 Class A ordinary shares (pre-reverse split), (the “Shares”), at a per share purchase price of $0.48. The gross proceeds to the Company from this offering are approximately $150,000, before deducting any fees or expenses.

On October 30, 2024, the Company entered into a securities purchase agreement with several investors, pursuant to which the Company agreed to sell 10,500,000 Class A ordinary shares (pre-reverse split), (the “Shares”), at a per share purchase price of $0.38. The gross proceeds to the Company from this offering are approximately $3,990,000, before deducting any fees or expenses.

On November 14, 2024, the Company entered into a securities purchase agreement with several investors, pursuant to which the Company agreed to sell 2,040,816 Class A ordinary shares (pre-reverse split), (the “Shares”), at a per share purchase price of $0.49. The gross proceeds to the Company from this offering are approximately $1,000,000, before deducting any fees or expenses.

On December 30, 2024, the Company entered into a securities purchase agreement with several investors, pursuant to which the Company agreed to sell 2,130,177 Class A ordinary shares (pre-reverse split), (the “Shares”), at a per share purchase price of $0.17. The gross proceeds to the Company from this offering are approximately $360,000, before deducting any fees or expenses.

Following is a summary of the warrant activity (post-reverse stock split effective on April 3, 2025) for the years ended December 31, 2024 and 2023:

			Weighted
			Average
			Remaining
		Average	Contractual
	Number of	Exercise	Term in
	Warrants	Price	Years
Outstanding at January 1, 2023	9,254	$868.00	4.02
Exercisable at January 1, 2023	9,254	$868.00	4.02
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Expired	180	1,524	—
Outstanding at December 31, 2023	9,074	852.80	2.24
Exercisable at December 31, 2023	9,074	852.80	2.24
Granted	32,500	44.00	—
Exercised	35,271	42.00	—
Warrants buy-back	5,051
Forfeited	—	—	—
Expired	—	—	—
Outstanding at December 31, 2024	1,252	$1,391.60	1.24
Exercisable at December 31, 2024	1,252	$1,391.60	1.24

During the year ended December 31, 2024, a total of 35,271 shares of warrants were exercised into 36,402 shares of the Company’s common stock of which, 32,500 shares of warrants were exercised cashless into 32,500 common shares for total proceeds of USD 1,430,000: however, the company paid $202,000 for buyback of 5,051 shares.

Share-based Compensation

From January to December 31, 2022, the Company issued aggregate of 110,343 (pre-reverse split) shares to its Chief Financial Officer as stock compensation expense. The fair value of 110,343 (pre-reverse split) shares was USD 87,000. From January to December 31, 2022, the Company issued aggregate of 268,331 (pre-reverse split) shares to its Chief Executive Officer as stock compensation expense. The fair value of 268,331 (pre-reverse split) shares was USD 210,000. From January to December 31, 2022, the Company issued aggregate of 36,408 (pre-reverse split) shares to its employee as stock compensation expense. The fair value of 36,408 (pre-reverse split) shares was USD 9,000.

From January to December 31, 2023, the Company issued aggregate of 29,234 (pre-reverse split) shares to its Chief Financial Officer as stock compensation expense. The fair value of 29,234 (pre-reverse split) shares was USD 90,000. From January to December 31, 2023, the Company issued aggregate of 171,338 (pre-reverse split) shares to its Chief Executive Officer as stock compensation expense. The fair value of 171,338  (pre-reverse split) shares was USD 765,000. From January to December 31, 2023, the Company issued aggregate of 168,000 (pre-reverse split) shares to its directors as stock compensation expense. The fair value of 168,000 (pre-reverse split) shares was USD 991,000. From January to December 31, 2023, the Company issued aggregate of 224,793 (pre-reverse split) shares to its employees as stock compensation expense. The fair value of 224,793 (pre-reverse split) shares was USD 2,434,000. From January to December 31, 2023, the Company issued aggregate of 719,428 (pre-reverse split) shares to its consultants or consulting firms as stock compensation expense. The fair value of 719,428 (pre-reverse split) shares was USD 2,686,000.

From January 1 to December 31, 2024, the Company issued an aggregate of 463,205 (pre-reverse split) shares to its Chief Financial Officer as Share Compensation expense. The fair value of 463,205 (pre-reverse split) shares was $245,600.

From January 1 to December 31, 2024, the Company issued an aggregate of 256,410 class B shares (pre-reverse split) to its Chief Executive Officer as a Share Compensation expense. The fair value of 256,410 (pre-reverse split) shares was $80,000.

From January 1 to December 31, 2024, the Company issued an aggregate of 2,100,000 class B shares (pre-reverse split) to its Chief Executive Officer as a Share Compensation expense. The fair value of 2,100,000 (pre-reverse split) shares was $3,366,000.

From January 1 to December 31, 2024, the Company issued an aggregate of 886,000 (pre-reverse split) shares to its directors as a Share Compensation expense. The fair value of 886,000 (pre-reverse split) shares was $1,311,280.

From January 1 to December 31, 2024, the Company issued an aggregate of 910,490 (pre-reverse split) shares to its employees as a Share Compensation expense. The fair value of 910,490 (pre-reverse split) shares was $540,340.

From January 1 to December 31, 2024, the Company issued aggregate of 591,278 (pre-reverse split) shares to its consultants or consulting firms as Share Compensation expense. The fair value of 591,728 (pre-reverse split) shares was $795,097.

22. RESERVES

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

23. SHARE-BASED EMPLOYEE REMUNERATION

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

The total number of shares that may be issued under the 2019 Plan was 333,333 (pre-reverse split) shares. Such shares may be either be authorized but unissued shares or treasury shares. In the event of any reorganization, recapitalization, share split, distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the Company or any similar corporate transaction, the Board shall make such adjustments as it deems appropriate, in its sole discretion, to preserve the benefits or intended benefits of the 2019 Plan and Awards granted under the 2019 Plan.

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

From January to December 31, 2022, the Company issued aggregate of 110,343 (pre-reverse split) shares to its Chief Financial Officer as stock compensation expense, and issued aggregate of 268,331(pre-reverse split) shares to its Chief Executive Officer as stock compensation expense.

From January to December 31, 2023, the Company issued aggregate of 29,234 (pre-reverse split) shares to its Chief Financial Officer as stock compensation expense, and issued aggregate of 171,338 (pre-reverse split) shares to its Chief Executive Officer as stock compensation expense.

From January to December 31, 2023, the Company issued aggregate of 168,000 (pre-reverse split) shares to its directors as stock compensation expense. From January to December 31, 2023, the Company issued aggregate of 224,793 (pre-reverse split) shares to its employees as stock compensation expense.

From January to December 31, 2023, the Company issued aggregate of 719,428(pre-reverse split) shares to its consultants or consulting firms as stock compensation expense.

From January to December 31, 2024, the Company issued aggregate of 463,205 (pre-reverse split) shares to its Chief Financial Officer as stock compensation expense, and issued aggregate of 2,356,410 (pre-reverse split) shares to its Chief Executive Officer as stock compensation expense.

From January to December 31, 2024, the Company issued aggregate of 886,000 (pre-reverse split) shares to its directors as stock compensation expense. From January to December 31, 2024, the Company issued aggregate of 910,490 (pre-reverse split) shares to its employees as stock compensation expense.

From January to December 31, 2024, the Company issued aggregate of 591,278 (pre-reverse split) shares to its consultants or consulting firms as stock compensation expense.

For the years ended December 31, 2024, 2023 and 2022, employee remuneration expense for senior officers, employees and directors (all of which related to equity-settled share-based payment transactions) of USD 5,644,000, USD 4,292,000 and USD 314,000, respectively, has been included in profit or loss and credited to the share capital and share-based payment reserve.

For the years ended December 31, 2024, 2023 and 2022, consulting expense (all of which related to equity-settled share-based payment transactions) of USD 347,000, USD 2,589,000 and USD nil.

24. SIGNIFICANT RELATED PARTY TRANSACTIONS

Apart from those discussed elsewhere in these financial statements, the following are significant related party transactions entered into between the Company and its related parties at agreed rates:

Due from related parties

	2024	2023
	USD’000	USD’000
Liping Huang (CEO’s spouse)	-	500
Lei Deng (legal representative of one of the subsidiaries)	-	277
Xiaorong Yang (legal representative of one of the subsidiaries)	-	539

Total	-	1,316

At December 31, 2024, the Company assessed whether the credit risk on a financial instrument has increased significantly since initial recognition, and concluded no loss allowance for ECL needs to be recorded for due from related parties under IFRS 9 as a result of the guaranteed repayment from the Company’s senior officers.

Amount owed to related parties

	2024	2023
	USD’000	USD’000
Amounts owed to related parties	272	78

	272	78

As of December 31, 2024 and 2023, the Company had a loan of $20,000  payable to Alex Ng Man Shek, a former director and corporate secretary of the Company. This loan is interest free, unsecured and repayable on demand.

As of December 31, 2024 and 2023, the Company had due to Weilai Zhang, (the Company’s CEO) of $252,000 and $58,000 no interest, unsecured and payable upon demand.

The director of Anhui Zhongjun, Zhang Yonghong, is also a director of the Company’s subsidiary, Chengdu Future Talented Management and Consulting Co., Ltd.

25. COMMITMENTS

(a) Operating lease commitments

The Company leases production factories, warehouses and employees’ hostel from unrelated parties under non-cancellable operating lease arrangements. The leases have varying terms and the total future minimum lease payments of the Company under non-cancellable operating leases are payable as follows:

	As of December 31,
	2024	2023	2022
	USD’000	USD’000	USD’000
Within one year	348	-	48
After one year and within five years	1,072	-	22
	1,420	-	70

As of December 31, 2022, total operating lease liabilities payable of discontinued operations amounts of USD 4,832,000 (Note 26).

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

(b) Capital commitments

The Company’s capital expenditures consist of expenditures on property, plant and equipment and capital contribution. Capital expenditures contracted for at the balance sheet date but not recognized in the financial statements are as follows:

	As of December 31,
	2024	2023	2022
	USD’000	USD’000	USD’000
Contracted for capital commitment in respect of capital contribution to its wholly foreign owned subsidiary in the PRC:
Antelope Chengdu	6,043	6,422	7,301
Hainan Antelope Holding	10,000	10,000	10,000
Antelope Future (Yangpu)	7,244	7,244	10,000
Antelope Investment (Hainan)	7,249	7,249	7,249
Antelope Ruicheng Investment	6,850	6,850	7,249
Hangzhou Kylin Cloud Service Technology	—	—	652
Anhui Kylin Cloud Service Technology	428	428	710
Wenzhou Kylin Cloud Service Technology	704	704	—
Hubei Kylin Cloud Service Technology	704	704	—
Jiangxi Kylin Cloud Service Technology	704	704	—

26. DISPOSAL OF SUBSIDIARIES

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

The Company held an extraordinary meeting of shareholders on February 21, 2023, at 8:30 AM ET, at Junbing Industrial Area, Anhai, Jinjiang, Fujian, China. There were 5,678,430 (pre-reverse split) ordinary shares voted, representing approximately 56.58% of the total 10,035,188 outstanding ordinary shares and therefore constituting a quorum of more than fifty percent (50%) of the shares outstanding and entitled to vote at the meeting as of the record date of January 5, 2023. The final voting results submitted to a vote of shareholders at the meeting were that the following constitutes the number of votes voted with respect to the proposal of the approval of the proposed sale of the Company’s subsidiaries (the “Disposition Transaction”), Stand Best Creation Limited, Jinjiang Hengda Ceramics Co., Ltd., and Jiangxi Hengdali Ceramic Materials Co., Ltd. to New Stonehenge Limited, a business company incorporated in the British Virgin Islands with limited liability, in exchange for an unsecured promissory note with a principal amount of US$8.5 million, which will be mature in four years after its issuance. Accordingly, the Disposition Transaction has been approved. The disposal of the subsidiaries for the ceramic tile manufacturing business were completed on April 28, 2023.

The following table summarizes the carrying value of the assets and liabilities of disposal group at the closing date of disposal. The Company recorded US$ 10.4 million gain on disposal of the subsidiaries, which was the difference between the selling price of US$8.5 million and the carrying value of the net assets of the disposal group.

As of April 28, 2023
USD’000

Right-of-use assets, net	3,756
Inventories, net	3,634
Trade receivables, net	405
Other receivables and prepayments	407
Cash and bank balances	36
Accrued liabilities and other payables	(2,696)
Amounts owed to related parties	(4,938)
Lease liabilities	(2,720)
Taxes payable	(11)

Assets and liabilities of the Disposal Group were classified as “Assets classified as held for sale” and “Liabilities directly associated with assets classified as held for sale” respectively, in accordance with IFRS 5 as at December 31, 2022, is summarized in the following table.

As of December 31, 2022
USD’000

ASSETS CLASSIFIED AS HELD FOR SALE

Right-of-use assets, net	4,485
Inventories, net	4,168
Trade receivables, net	1,694
Other receivables and prepayments	435
Cash and bank balances	44
Total assets of the Disposal Group held for sale	10,826

As of December 31, 2022
USD’000

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE

Accrued liabilities and other payables	2,783
Amounts owed to related parties	5,083
Lease liabilities	4,832
Taxes payable	138
Total liabilities of the Disposal Group directly associated with assets classified as held for sale	12,836

The financial performance and cash flow information presented are for the years ended December 31, 2024, 2023 and 2022.

	Years ended December 31,
	2024	2023	2022
	USD’000	USD’000	USD’000
Financial performance
Net sales	-	381	5,602

Cost of goods sold	-	1,067	6,129

Gross profit (loss)	-	(686)	(527)

Other income	-	807	2,117
Selling and distribution expenses	-	(215)	(879)
Administrative expenses	-	(61)	(7,623)
Finance costs	-	(41)	(220)

Loss before taxation	-	(196)	(7,132)

Gain on disposal of discontinued operations	-	10,430	-

Net income (loss) for the year from discontinued operations	-	10,233	(7,132)

Cash flow information

Net cash generated from operating activities from discontinued operations	-	1,994	740

Net cash used in investing activities from discontinued operations	-	-	-

Net cash used in financing activities from discontinued operations	-	(2,020)	(2,126)

Net (decrease) increase in cash and cash equivalents from discontinued operations	-	(26)	(1,386)

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

	As of December 31, 2024
			Total
	Within 1 year	More than 1 year but less than 5 years	contractual undiscounted cash flow	Carrying amount
	USD’000	USD’000	USD’000	USD’000
Trade payables	831		831	831
Amounts owed to related parties	272	—	272	272
Note payable	5,187	—	5,187	5,187
Total	6,290	—	6,290	6,290

	As of December 31, 2023
		More than 1	Total contractual
	Within 1 year	year but less than 5 years	undiscounted cash flow	Carrying amount
	USD’000	USD’000	USD’000	USD’000
Amounts owed to related parties	78	—	78	78
Note payable	1,070	1,041	2,111	2,111
Total	1,148	1,041	2,189	2,189

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

At December 31, 2024 and 2023, the company had no variable-rate risk.

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

Sensitivity analysis

The Company’s foreign currency risk is mainly concentrated on the fluctuation of RMB and HK$. The following table details the Company’s sensitivity to a 4% increase and decrease in US$ against the relevant foreign currencies. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the years end for a 4% change. On this basis, if US$ strengthens against foreign currencies by 4%, the Company’s loss before taxation for the year would decrease by the following amount, and vice versa.

	As of December 31,
	2024	2023	2022
	USD’000	USD’000	USD’000
Loss before taxation	29	1	6

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

There were no transfers between instrument levels during the years ended December 31, 2024 and 2023.

As of December 31, 2024 and 2023 there were no other financial instruments measured on a recurring basis.

(ii)	Financial assets and liabilities measured at other than fair value

The carrying amounts of the Company’s other financial instruments carried at cost or amortized cost approximate their fair values as of December 31, 2024 and 2023.

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

The Company is not subject to externally imposed capital requirements, except for, as disclosed in Note 22(a), the Company’s PRC subsidiaries are required by the Foreign Enterprise Law of the PRC to contribute to and maintain a non-distributable statutory reserve fund whose utilization is subject to approval by the Board of Directors. This externally imposed capital requirement has been complied with by the PRC subsidiaries for the years ended December 31, 2024, 2023 and 2022.

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

	As of December 31,
	2024	2023
	USD’000	USD’000
Interest-bearing bank borrowings	—	—
Note payable	5,187	2,111
Amounts owed to related parties	272	78
Total debts	5,459	2,189
Less: Cash and cash equivalents (excluding restricted bank balances)	(1,047)	(538)
Net debts	4,412	1,651
Equity attributable to shareholders of the Company	25,553	13,985
Gearing ratio	17%	12%

29. SUBSEQUENT EVENTS

The Company has evaluated all events that have occurred subsequent to December 31, 2024 through the date that the consolidated financial statements were issued. Management has concluded that the following material subsequent events required disclosure in the consolidated financial statements.

On February 13, 2025, the Company (“Borrower”) signed a Standstill agreement with Altas Sciences, LLC. (“Lender”) for a promissory note dated July 26, 2023 in the amount of $1,070,000. Pursuant to the agreement, the Company agrees to pay to Lender a standstill fee equal to three percent (3%) of the Outstanding balance of the Note (the “Standstill Fee”). The Standstill Fee is hereby added to the Outstanding Balance as of the Effective Date. Borrower represents and warrants that as of the date hereof the Outstanding Balance of the Note, following the application of the Standstill Fee, is $699,345.39.

On April 4, 2025, board of directors (the “Board”) approved a reverse stock split (the “Reverse Stock Split”) of the Company’s Class A ordinary shares, no par value (the “Ordinary Shares”), at a ratio of 1-for-40 (the “Reverse Split Ratio”). As a result of the Reverse Stock Split, every 40 Ordinary Shares held as of the Record Date will be automatically combined into one Ordinary Share. The number of outstanding Ordinary Shares will be reduced from approximately 41,430,051 Ordinary Shares to approximately 1,035,752 Ordinary Shares. No fractional shares will be created or issued in connection with the reverse stock split. The Reverse Stock Split was effective at 04:01 p.m. (ET) on Thursday, April 3, 2025 (the “Record Date”).

