Form 20-F/A
period 2024-12-31
Antelope Enterprise Holdings Ltd
filed 2025-08-05
CIK 1470683

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

Yes ☐ No ☒

EXPLANATORY NOTE

Antelope Enterprise Holdings Limited (the “Company”) is filing this Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 20-F for the year ended December 31, 2024 (the “Original Form 20-F”), as filed with the United States Securities and Exchange Commission (the “SEC”) on May 1, 2025 (the “Original Filing Date”), to address a clerical error that the report of independent registered public accounting firm, ARK Pro CPA & Co, who audited the consolidated statements of financial position of the Company and subsidiaries as of December 31, 2023, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for the year ended December 31, 2023, and the related notes, was inadvertently omitted.

This Amendment No. 1 is being filed solely to address the error as set out above. This Amendment No. 1 speaks as of the Original Filing Date, or May 1, 2025. Except as required to reflect the amendment, this Amendment No. 1 does not amend, update or restate any of the information previously included in the Original Form 20-F, nor does this Amendment No. 1 reflect any event that has occurred after the date of the Original Form 20-F.

Accordingly, this Amendment No. 1 should be read in conjunction with the Original Form 20-F and the Company’s other filings with the SEC subsequent to May 1, 2025.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), this Amendment No. 1 also includes as exhibits the certifications of the Chief Executive Officer and Chief Financial Officer of the Company pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

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

ANTELOPE ENTERPRISE HOLDINGS LIMITED

August 5, 2025	By:	/s/ Tingting Zhang
	Name:	Tingting Zhang
	Title:	Chief Executive Officer (Principal Executive Officer)

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

/s/ ARK Pro CPA & Co
ARK Pro CPA & Co
We have served as the Company’s auditor from 2023 to 2024. In 2025, we became the predecessor auditor.

Hong Kong, China

August 5, 2025

PCAOB Firm ID: 3299

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

