Form 20-F
period 2025-09-30
Antelope Enterprise Holdings Ltd
filed 2026-01-29
CIK 1470683

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from January 1, 2025 to September 30, 2025

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

Telephone: +86 (28) 65770918

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

None.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the transition report.

An aggregate of 4,580,547 Class A ordinary shares, no par value each, and 2,555,497 Class B ordinary shares, no par value each, were issued and outstanding as of September 30, 2025.

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

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐ No ☒

Explanatory Note Regarding the Change in Fiscal Year End

On December 17, 2025, the board of directors of Antelope Enterprise Holdings Limited approved a change of fiscal year end from December 31 to September 30 in September 2025, effective from the period ended September 30, 2025. The primary purpose of this change is to streamline the Company’s financial reporting with certain industry practices, enhancing comparability with such practices. This adjustment also allows the Company to better synchronize operational planning and reporting cycles with market trends and customer demands, ensuring more effective communication with stakeholders and investors.

This transition report on Form 20-F covers the nine-month periods from January 1, 2025 through September 30, 2025 (the “Transition Period”) and reflects our financial results thereof. Unless otherwise noted, all references to years are to the calendar year from October 1 to September 30 and references to our fiscal year or years are to the fiscal year or years which, prior to the Transition Period, ended December 31, and from and after the Transition Period, ended September 30. For the avoidance of doubt, “fiscal year of 2024” refers to the year ended December 31, 2024, and “period of 2025” refers to the period ended September 30, 2025.

As a result of the change of fiscal year end, we are required to file this transition report on Form 20-F for the nine-months transition period from January 1, 2025 to September 30, 2025. After filing this transition report, our next full fiscal year will be the fiscal year ended September 30, 2026. Unless otherwise noted, all references to “fiscal year” in this transition report refer to the fiscal year which, prior to the Transition Period, ended on December 31, and after the Transition Period, ended on September 30. Our audited consolidated financial statements for the transition period from January 1, 2025 to September 30, 2025 are included in this transition report.

FORWARD-LOOKING STATEMENTS

This transition report contains “forward-looking statements” that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

Forward-looking statements contained in this report include, but are not limited to, statements about our ability to:

●	Grow or expand our existing business segments, including our livestreaming ecommerce business and our business management and consulting business;
●	Expand into new business segments, such as our planned natural gas power generation business,
●	Execute on our business strategy;
●	Attract, train and retain effective officers, key employees and directors;
●	Identify, evaluate and consummate strategic opportunities in ways that maximize stockholder value;
●	Anticipate and react to regulatory changes and uncertainty;
●	Anticipate the impact of, and respond to applicable new accounting standards;
●	Respond to fluctuations in commodity prices and foreign currency exchange rates and political unrest and regulatory changes in international markets from various events;
●	Navigate volatile interest rate environments; and
●	Maintain our listing on the Nasdaq stock exchange.

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

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” “Information on the Company” and elsewhere in this transition report.

This transition report should be read in conjunction with our audited financial statements and the accompanying notes thereto, which are included in Item 18 of this transition report.

CERTAIN INFORMATION

In this transition report, unless otherwise indicated, “we,” “us,” “our,” and “Antelope Enterprise” refers to Antelope Enterprise Holdings Limited (formerly China Ceramics Co., Ltd.), a British Virgin Islands company, and its subsidiaries, including Antelope Enterprise Holdings USA (“Antelope USA”), a Delaware incorporated company and wholly owned subsidiary of Antelope Enterprise, which wholly owns AEHL US LLC (“AEHL US”, formerly known as Million Stars US Inc.), a California limited liability company, BTC Universal Media USA Inc. a Delaware incorporated company and wholly owned subsidiary of Antelope Enterprise, Success Winner Limited (“Success Winner”), a British Virgin Islands company and wholly owned subsidiary of Antelope Enterprise, Vast Elite Limited (“Vast Elite”), a Hong Kong company and wholly owned subsidiary of Success Winner and the entity that wholly owns Chengdu Future Talented Management and Consulting Co., Ltd, (“Chengdu Future”) a PRC operating company and was dissolved on November 7, 2024, Antelope Enterprise (HK) Holdings Limited (“Antelope HK”), a Hong Kong company and wholly owned subsidiary of Success Winner and the entity that wholly owns Antelope Holdings (Chengdu) Co., Ltd (“Antelope Chengdu”), a PRC operating company, and the entity that wholly owns Antelope Future (Yangpu) Investment Co., Ltd (“Antelope Yangpu”), a PRC operating company that in turn wholly owns Antelope Ruicheng Investment (Hainan) Co., Ltd (“Antelope Ruicheng”) that in turn owns 51% of Hainan Kylin Cloud Services Technology Co., Ltd (“Hainan Kylin”), and the entity that wholly owns Hainan Antelope Holdings Co., Ltd (“Hainan Antelope”), a PRC operating company (was dissolved on July 26, 2024) that in turn wholly owns Antelope Investment (Hainan) Co., Ltd (“Antelope Investment”) was dissolved on July 25, 2024) , Hainan Kylin owns 100% of Hangzhou Kylin Cloud Services Technology Co., Ltd (“Hangzhou Kylin”), Anhui Kylin Cloud Services Technology Co., Ltd (“Anhui Kylin”), Wenzhou Kylin Cloud Services Technology Co., Ltd. (“Wenzhou Kylin”), Hubei Kylin Cloud Services Technology Co., Ltd. (“Hubei Kylin”), and Jiangxi Kylin Cloud Services Technology Co., Ltd. (“Jiangxi Kylin”).

On November 20, 2009, China Holdings Acquisition Corp. (“CHAC”), our predecessor, merged with and into Antelope Enterprise Holdings Limited, its wholly owned British Virgin Islands subsidiary, resulting in the redomestication of CHAC to the British Virgin Islands as “Antelope Enterprise Holdings Limited”. Immediately following the merger and redomestication, and as part of the same integrated transaction, Antelope Enterprise acquired all of the outstanding securities of Success Winner.

All references to “China” or “PRC” refer to the People’s Republic of China. All references to “provincial-level regions” or “regions” include provinces as well as autonomous regions and directly controlled municipalities in China, which have an administrative status equal to provinces, including Beijing.

All references to “Renminbi,” “RMB” or “yuan” are to the legal currency of the People’s Republic of China, and all references to “U.S. dollars,” “dollars,” “$” are to the legal currency of the United States. This Report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this transition report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

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

The following diagram illustrates our corporate structure as of the date of this transition report:

We are subject to certain legal and operational risks associated with our operations in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in our subsidiaries’ operations, significant depreciation of the value of our Class A ordinary shares, or a complete hindrance of our ability to offer our securities to investors in the future. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

Pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the Cyberspace Administration of China (“CAC”). Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear. On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “CAC Revised Measures”) to replace the original Cybersecurity Review Measures. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than one million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas. As advised by our PRC counsel, Sichuan Jindouyun Law Firm, we are not subject to cybersecurity review with the CAC in accordance with the CAC Revised Measures, because (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; (ii) as of the date of this transition report, our data processing activities (including the collection, storage, usage, transmission and publicity of data) do not damage national security; and (iii) as of the date of this transition report, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator. However, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a PRC company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. In addition, on February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. As advised by Sichuan Jindouyun Law Firm, our PRC counsel, we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect to our listing on the Nasdaq Capital Market. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless.

Furthermore, our former auditor ARK PRO CPA & CO, for the year ended 2023, is a registered public accounting firm that the PCAOB was not able to inspect or investigate completely in 2021 according to the PCAOB’s December 16, 2021 determinations (a determination announced by the PCAOB on December 16, 2021, that it was unable to inspect or investigate completely registered public accounting firms headquartered in Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong). The PCAOB made this determination pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the Holding Foreign Companies Accountable Act (“HFCA Act”). On August 26, 2022, the China Securities Regulatory Commission (“CSRC”), the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden, which amended the HFCA Act by reducing the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

The audit report included in this transition report on Form 20-F for the period ended September 30, 2025, was issued by our auditors, AssentSure PAC, an audit firm headquartered in Singapore (“AssentSure”). The audit report included in our annual report on Form 20-F for the year ended December 31, 2024 was issued by AssentSure. AssentSure is not among those audit firms listed by the PCAOB Hong Kong Determination.

In the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act, as amended, and ultimately result in a determination by the Nasdaq Capital Market to delist our securities.

Our management monitors the cash position of each entity within our organization regularly and prepare budgets on a monthly basis to ensure each entity has the necessary funds to fulfill its obligation for the foreseeable future and to ensure adequate liquidity. As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiary in Hong Kong, and the subsidiaries in China, for our cash and financing requirements. The payment of dividends to Antelope Enterprise by our Chinese subsidiaries is affected by means of dividends by those entities to their Hong Kong direct parent and a redividend by that Hong Kong entity to Antelope Enterprise. Such dividends are affected by resolution of the board of directors of each such entity (after provision for applicable tax obligations). China is a foreign exchange administration country. Capital injections, cross-border trade and services transactions settled in foreign exchange, overseas financing and profit repatriations are subject to the foreign exchange administration regulations. A Chinese subsidiary owned by foreign company must apply for registration of foreign exchange with the SAFE after the issuance of a business license and obtain a foreign exchange registration certificate. When the Chinese subsidiaries apply for repatriating dividends to foreign shareholders, it must submit the application form to SAFE with the proof that such dividends have been subjected to all applicable tax withholding. A Chinese subsidiary can only distribute dividends out of its accumulated profits, which means that any accumulated losses must be more than offset by its profits in other years, including the current year. Please refer to “Item 4 Information on the Company – History and Development of the Company - Cash Transfers Within Our Organization” for more information.

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

On December 28, 2021, the CAC published the CAC Revised Measures, which further restates and expands the applicable scope of the cybersecurity review. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review. In addition, operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities. Although the CAC Revised Measures provides no further explanation on the extent of “network platform operator” and “foreign” listing, we do not believe we are obligated to apply for a cybersecurity review pursuant to the CAC Revised Measures, considering that (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that we will reach such threshold in the near future; (ii) as of the date of this this transition report, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator.

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

A.	[Reserved]

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

You should carefully consider the following risk factors, together with all of the other information included in this transition report.

Summary of Principal Risk Factors

Risk Factors Relating to Our Business

●	We have a limited operating history in a highly competitive technology segment.
●	If certain consumer behavior trends do not continue developing as anticipated, our operating results will be adversely affected.
●	We have entered a potentially competitive market segment.
●	We are subject to rapid technology change and certain of our livestreaming ecommerce business could have significant barriers to entry.
●	Our business depends on our ability to maintain and grow our network of high-quality suppliers of hosts and influencers. If we are unable to do so, our future growth would be limited and our business, financial condition and results of operations would be harmed.
●	We rely on existing technology systems, networks and platforms that are outside of our control.
●	If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.
●	We are dependent on our management team and any loss of our key management personnel without timely and suitable replacements may reduce our revenues and profits.
●	We may not be able to ensure the successful implementation of our future plans and strategies, resulting in reduced financial performance.
●	We may inadvertently infringe third-party intellectual property rights, which could negatively impact on our business and financial results.

Risk Factors Relating to the Planned Energy Supply Business

●	We might not be able to launch the energy supply business as planned or at all, or generate revenue as planned.
●	Our financial performance in this planned business will be affected by commodity price fluctuations in the wholesale and retail power and natural gas markets and other market factors that are beyond our control.
●	Extensive competition in power generation industry could adversely affect our performance.
●	We will rely on power transmission and fuel distribution facilities owned and operated by other companies
●	We may be unable to obtain an adequate supply of fuel in the future.
●	Our electricity generators will be subject to impairments.
●	State legislative and regulatory action could adversely affect our competitive position and business.
●	Existing and future anticipated environmental regulations could cause us to incur significant costs and adversely affect our operations generally or in a particular quarter when such costs are incurred.

Risk Factors Relating to Our Discontinued Operations

●	We face risks associated with the divestiture of our ceramic tile manufacturing business.

Risk Factors Relating to Our Operations in China

●	Violation of Foreign Corrupt Practices Act or China anti-corruption law could subject us to penalties and other adverse consequences.
●	We are dependent on political, economic, regulatory and social conditions in the PRC.
●	In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list or listed on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on Nasdaq, financial condition, results of operations.
●	We are subject to risks related to the laws and regulations of the PRC and the interpretation and implementation thereof.
●	Our business activities are subject to certain PRC laws and regulations.
●	PRC foreign exchange control may limit our ability to utilize our profits effectively and affect our ability to receive dividends and other payments from our PRC subsidiaries.
●	Introduction of new laws or changes to existing laws by the PRC government may adversely affect our business.
●	It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.
●	Fluctuations in exchange rates could adversely affect our business and the value of our shares.
●	Under the EIT Law, Antelope Enterprise, Success Winner and/or Vast Elite and Antelope HK may be classified as a “resident enterprise” of the PRC. Such classification could result in PRC tax consequences to Antelope Enterprise, our non-PRC resident shareholders, Success Winner and/or Vast Elite and Antelope HK.

Risks Factors Relating to Our Class A Ordinary Shares

●	The price of our shares could be volatile and could decline at a time when you want to sell your holdings.
●	We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.
●	If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.
●	There is a risk that Antelope Enterprise will be classified as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. holders of its securities.
●	As the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.
●	British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.
●	The laws of the British Virgin Islands may provide comparatively limited protection for minority shareholders, so minority shareholders will have limited recourse if the shareholders are dissatisfied with the conduct of our affairs.
●	The market price for our shares has been and may continue to be volatile.
●	Volatility in the price of our shares may result in shareholder litigation that could in turn result in substantial costs and a diversion of our management’s attention and resources.
●	Although we paid semi-annual dividends in July 2013, January 2014, July 2014 and January 2015, we did not pay a dividend after January 2015 and do not currently plan to pay a dividend in the near future. Therefore, shareholders will benefit from an investment in our shares only if those shares appreciate in value.
●	We may not be able to pay any dividends on our shares in the future due to British Virgin Islands law.
●	We may need additional capital, and the sale of additional shares or equity or debt securities could result in additional dilution to our shareholders.
●	We cannot assure you that our Class A Ordinary Shares will always trade in an active and liquid public market.

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

If certain consumer behavior trends do not continue developing as anticipated, our operating results will be adversely affected.

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

Our livestreaming ecommerce business relies on existing technology systems, networks and platforms that we do not control, and changes to any of these technology formats could cause us to change our business model and operations. We may not be successful in developing relationships with industry participants that advance our business efforts or to engage customers to buy or use our services. A large or sudden increase in the cost of the technologies that we utilize may cause us to risk operational viability. Further, changes in technology can occur quickly and unpredictably, and our ability to adapt to such changes could be constrained by our limited experience in our new livestreaming social ecommerce business segment.

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

We are not aware of, nor have we received any claims from third parties for, any violations or infringements of intellectual property rights of third parties by us as of the date of this transition report. Nevertheless, there can be no assurance that as we develop new product designs and production methods, we would not inadvertently infringe the intellectual property rights of others or others would not assert infringement claims against us or claim that we have infringed their intellectual property rights. Claims against us, even if untrue or baseless, could result in significant costs, legal or otherwise, cause product shipment delays, require us to develop non-infringing products, enter into licensing agreements or may be a distraction to our management. Licensing agreements, if required, may not be available on terms acceptable to us or at all. In the event of a successful claim of intellectual property rights infringement against us and our failure or inability to develop non-infringing products or to license the infringed intellectual property rights in a timely or cost-effective basis, our business and/or financial results will be negatively impacted.

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

Risk Factors Relating to Our Discontinued Operations

We face risks associated with the divestiture of our ceramic tile manufacturing business.

We historically operated a ceramic tile business which are used for exterior siding and for interior flooring and design in residential and commercial buildings. On December 30, 2022, Success Winner and an unaffiliated entity, New Stonehenge Limited, entered into a purchase agreement, pursuant to which, Success Winner agreed to sell 100% equity interests in Stand Best to New Stonehenge Limited, in exchange for a 5% unsecured promissory note with a principal amount of US$8.5 million. The promissory note will mature in four years and the 5% interest and principal amount on the note is to be paid in four annual installments. On February 21, 2023, the Company’s shareholders approved this transaction. On April 28, 2023, this transaction was closed. Success Winner has transferred its ownership of the ceramic tile manufacturing business to the New Stonehenge Limited, and New Stonehenge Limited has become the 100% owner of Stand Best, which is the 100% owner of Hengda, and Hengda is the 100% owner of Hengdali.

This divestiture may adversely affect our business, results of operations or financial condition if we are unable to offset the dilutive impacts from the loss of revenue associated with the divested ceramic tile business, or otherwise achieve the anticipated benefits or cost savings from the divestiture. In addition, we may divest in the future businesses as part of ongoing efforts to refine our portfolio and redefine our strategic priorities. We may not be able to successfully achieve the expected benefits of such divestitures and such divestitures may not have the desired effect of enhancing the status of our portfolio of businesses. Our divestitures could result in exposure to contingent or unexpected liabilities, such as litigation, indemnification claims, regulatory claims and earn-out obligations. Furthermore, businesses under consideration for, or otherwise subject to, divestiture may be adversely impacted prior to completion of the divestiture, which could adversely affect our business, results of operations or financial condition.

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

Approximately 100% of our revenue during the Transition Period and in each of the fiscal period ended September 30, 2025 and the fiscal year ended 2024, respectively, was derived from the PRC market and we anticipate that the PRC market will continue to be the major source of revenue for the foreseeable future. Accordingly, any significant slowdown in the PRC economy or decline in demand for our products from our customers in the PRC will have an adverse effect on our business and financial performance. Furthermore, as our operations and production facilities are located in the PRC, any unfavorable changes in the social and/or political conditions may also adversely affect our business and operations. While the current policy of the PRC government seems to be one of economic reform to encourage foreign investments and greater economic decentralization, there is no assurance that such a policy will continue to prevail in the future. There is no assurance that our operations will not be adversely affected should there be any policy changes.

In 2025, the State Administration for Market Regulation issued enforcement guidelines on the application of the Advertising Law, which clarified that DOU+ advertising spending constitutes advertising expenses. Previously, these advertising costs were generally considered fully deductible as business operating expenses. Now, according to the new regulations, only 15% of the advertising costs can be deducted from operating income. Based on this policy, e-commerce advertising strategies across the entire industry have undergone significant changes, due to the low return and high cost on investment on DOU+, many businesses have suspended their advertising activities in DOU+. We also had to cease our DOU+ sector entirely in 2025 due to lack of users of DOU+, negatively affecting our results of operations.

In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list or listed on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on Nasdaq, financial condition, results of operations.

We are subject to various risks and costs associated with the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. This data is wide ranging and relates to our investors, employees, contractors and other counterparties and third parties. Our compliance obligations include those relating to the relevant PRC laws in this regard. These PRC laws apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries in China, and among us, our PRC subsidiaries, and other parties with which we have commercial relations. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

Pursuant to the PRC Cybersecurity Law, promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the CAC. Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear. On December 28, 2021, the CAC published the CAC Revised Measures which further restates and expands the applicable scope of the cybersecurity review. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review. In addition, operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities. Although the CAC Revised Measures provides no further explanation on the extent of “network platform operator” and “foreign” listing, as confirmed by our PRC counsel, Sichuan Jindouyun Law Firm, we are not subject to cybersecurity review with the CAC , because (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; (ii) as of the date of this transition report, our data processing activities (including the collection, storage, usage, transmission and publicity of data) do not damage national security; and (iii) as of the date of this transition report, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator. However, we cannot guarantee that we will not be subject to cybersecurity review in the future. During such review, we may be required to suspend our operation experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources.

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

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law of the PRC, which took effect on September 1, 2021. The Data Security Law clarifies the scope of data to cover a wide range of information records generated from all aspects of production, operation and management of government affairs and Enterprise in the process of the gradual transformation of digitalization and requires that data collection shall be conducted in a legitimate and proper manner, and theft or illegal collection of data is not permitted. Data processors shall establish and improve the whole-process data security management rules, organize and implement data security trainings as well as take appropriate technical measures and other necessary measures to protect data security. In addition, data processing activities shall be conducted on the basis of the graded protection system for cybersecurity.

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

On December 28, 2021, the CAC, the NDRC, the MIIT and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced the Measures for Cybersecurity Review published on April 13, 2020. Pursuant to Cybersecurity Review Measures, critical information infrastructure operators that purchase network products and services and network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity review under the Cybersecurity Review Measures. According to the Cybersecurity Review Measures, before purchasing any network products or services, a critical information infrastructure operator shall assess potential national security risks that may arise from the launch or use of such products or services, and apply for a cybersecurity review with the cybersecurity review office of CAC if national security will or may be affected. In addition, network platform operators who possess personal information of more than one million users and intend to be listed at a foreign stock exchange shall go through the cybersecurity review. As advised by our PRC counsel, Sichuan Jindouyun Law Firm, we are not subject to cybersecurity review with the CAC in accordance with the CAC Revised Measures, because (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; (ii) as of the date of this transition report, our data processing activities (including the collection, storage, usage, transmission and publicity of data) do not damage national security; and (iii) as of the date of this transition report, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator. However, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange.

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

The PRC legal system is based on the Constitution of the People’s Republic of China and is made up of written laws, regulations, circulars and directives. With the PRC’s entry into the WTO, the PRC government is in the process of developing its legal system so as to encourage foreign investments and to meet the needs of investors. As the PRC economy is developing at a generally faster rate than its legal system, some degree of uncertainty exists in connection with whether and how existing laws and regulations will apply to certain events or circumstances. Some of the laws and regulations, and the interpretation, implementation and enforcement thereof, are still at the experimental stage and therefore subject to policy changes. There is no assurance that the introduction of new laws or regulations, changes to existing laws and regulations and the interpretation or application thereof or the delays in obtaining approvals from the relevant PRC authorities will not have an adverse impact on our business or prospects. In particular, on August 8, 2006, the Ministry of Commerce, the CSRC, the State-owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration of Industry and Commerce and the State Administration of Foreign Exchange promulgated the “Rules on the Mergers and Acquisition of Domestic Enterprises by Foreign Investors” which came into effect on September 8, 2006, or “the M&A Rules.” Foreign investors should comply with the rules when they purchase shareholding equities of a PRC domestic non-foreign-funded enterprise, or Domestic Company, or subscribe to the increased capital of a Domestic Company, and thus changing the nature of the Domestic Company into a foreign investment enterprise. The rules stipulate, inter alia, (i) that the acquisition of a Domestic Company by an affiliated foreign enterprise established or controlled by PRC entities or individuals must be approved by the Ministry of Commerce; (ii) that the incorporation of a special purpose vehicle, which is directly or indirectly controlled by PRC entities for the purpose of an overseas listing of the equity interest of a Domestic Company, must be subject to the approval of the Ministry of Commerce; (iii) that the acquisition of a Domestic Company by a special purpose vehicle shall be subject to approval of the Ministry of Commerce and (iv) the offshore listing of a special purpose vehicle shall be subject to the prior approval from China Securities Regulatory Commission. As Antelope Enterprise does not fall within the scope of being classified as a special purpose vehicle directly or indirectly established or controlled by PRC entities or individuals, the M&A Rules did not apply to the Business Combination, and we were not required to obtain the approval from the Ministry of Commerce, the approval from the China Securities Regulatory Commission and/or any other approvals from PRC government authorities as stipulated by the M&A Rules. There is however no assurance that the PRC authorities will not issue further directives, regulations, clarifications or implementation rules, which may require us or other relevant parties to obtain further approvals with respect to the Business Combination. If new laws are promulgated or the existing laws are reinterpreted, our structure could be determined to be in violation of such laws and subject to sanction by applicable government authorities.

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

Under the EIT Law, Antelope Enterprise, Success Winner and/or Vast Elite and Antelope HK may be classified as a “resident enterprise” of the PRC. Such classification could result in PRC tax consequences to Antelope Enterprise, our non-PRC resident shareholders, Success Winner and/or Vast Elite and Antelope HK.

The EIT Law and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules promulgated under the EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. In April 2009, the State Administration of Taxation, or SAT, issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management bodies” of a PRC-controlled enterprise that is incorporated offshore is located in China. However, there are no further detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.” If the PRC tax authorities determine that Antelope Enterprise, Success Winner and/or Vast Elite, Antelope HK are a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, Antelope Enterprise, Success Winner may be subject to the enterprise income tax at a rate of 25% on Antelope Enterprise’ and Success Winner’s worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, under the EIT Law and its implementing rules, dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. As a result, if Antelope Enterprise and Success Winner are each treated as “qualified resident enterprises,” all dividends from subsidiaries to Antelope Enterprise (through Success Winner) should be exempt from the PRC enterprise income tax. If Antelope HK and Vast Elite were treated as a PRC “non-resident enterprise” under the EIT Law, then dividends that, Vast Elite receives from Chengdu Future, Antelope HK receives from Antelope Yangpu, Hainan Antelope and Antelope Chengdu (assuming such dividends were considered sourced within the PRC) (i) may be subject to a 5% PRC withholding tax, Vast Elite owns more than 25% of the registered capital of Chengdu Future, continuously within 12 months immediately prior to obtaining such dividend from Chengdu Future, and Antelope HK owns more than 25% of the registered capital of Antelope Yangpu, Hainan Antelope and Antelope Chengdu, continuously within 12 months immediately prior to obtaining such dividend from Antelope Yangpu, Hainan Antelope and Antelope Chengdu and the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the “PRC-Hong Kong Tax Treaty,” were otherwise applicable, or (ii) if such treaty does not apply, may be subject to a 10% PRC withholding tax. A similar situation may arise if Antelope Enterprise were treated as a “non-resident enterprise” under the EIT Law, and Success Winner were treated as a “resident enterprise” under the EIT Law. Any such taxes on dividends could materially reduce the amount of dividends, if any, we could pay to our shareholders. Finally, if Antelope Enterprise is determined to be a “resident enterprise” under the EIT Law, this could result in a situation in which a 10% PRC tax is imposed on dividends Antelope Enterprise pays to its shareholders that are not tax residents of the PRC, or “non-resident investors,” and that are enterprises but not individuals, and gains derived by them from transferring Antelope Enterprise’ shares, if such income is considered PRC-sourced income by the relevant PRC tax authorities. In such event, Antelope Enterprise may be required to withhold a 10% PRC tax on any dividends paid to such non-resident investors. Such non-resident investors also may be responsible for paying PRC tax at a rate of 10% on any gain derived by such investors from the sale or transfer of Antelope Enterprise’ shares in certain circumstances. Antelope Enterprise would not, however, have an obligation to withhold PRC tax with respect to such gain under the PRC tax laws. Also, if Antelope Enterprise is determined to be a “resident enterprise,” its nonresident investors who are individuals may also be subject to potential PRC individual income tax at a rate of 20% with respect to dividends received from Antelope Enterprise and/or gains derived by them from the sale or transfer of Antelope Enterprise’ shares. Moreover, the State Administration of Taxation, or “SAT,” released Circular Guoshuihan No. 698, or Circular 698, on December 10, 2009 that reinforces the taxation of certain equity transfers by non-resident investors through overseas holding vehicles. Circular 698 addresses indirect equity transfers as well as other issues. Circular 698 is retroactively effective from January 1, 2008. According to Circular 698, where a nonresident investor who indirectly holds an equity interest in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers an equity interest in the PRC resident enterprise by selling an equity interest in the offshore holding company, and the latter is located in a country or jurisdiction where the actual tax burden is less than 12.5% or where the offshore income of its residents is not taxable, the non-resident investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days of the execution of the equity transfer agreement. The tax authorities in charge will evaluate the offshore transaction for tax purposes. In the event that the tax authorities determine that such transfer is abusing forms of business organization and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form. A reasonable commercial purpose may be established when the overall international (including U.S.) offshore structure is set up to comply with the requirements of supervising authorities of international (including U.S.) capital markets. If the SAT’s challenge of a transfer is successful, it may deny the existence of the offshore holding company that is used for tax planning purposes and subject the non-resident investor to PRC tax on the capital gain from such transfer. Since Circular 698 has a short history, there is uncertainty as to its application. We (or a nonresident investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we (or such non-resident investor) should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations (or such non-resident investor’s investment in us). In additional, the PRC resident enterprise may be required to provide necessary assistance to support the enforcement of Circular 698. On February 3, 2015, the State Administration of Tax issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-tax Resident Enterprise, or Public Notice 7. Public Notice 7 has introduced a new tax regime that is significantly different from that under Circular 698. Public Notice 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Public Notice 7 provides clearer criteria the Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China, As a result, gains derived from such indirect transfer may be subject on PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if transferee fails to withhold the taxes and the transferor fails to pay the taxes.

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

We are a “controlled company” as defined under the NASDAQ Stock Market Rules because our previous CEO and Chairman Mr. Weilai (Will) Zhang, beneficially owns more than 50% of voting power for the election of directors. As of the date of this transition report, Mr. Zhang holds all the issued and outstanding 2,305,497 Class B ordinary shares, each of which is entitled to twenty (20) votes. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

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

There is a risk that Antelope Enterprise will be classified as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. holders of its securities.

In general, Antelope Enterprise will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income (including its pro rata share of the gross income of its 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (including its pro rata share of the assets of its 25% or more-owned corporate subsidiaries) produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If Antelope Enterprise is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section entitled “Taxation—United States Federal Income Taxation—General”) of its shares, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of the shares of Antelope Enterprise or the receipt of certain excess distributions from Antelope Enterprise and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of Antelope Enterprise and its subsidiaries during its 2022 taxable year, Antelope Enterprise does not believe that it would be treated as a PFIC for such year. However, because Antelope Enterprise has not performed a definitive analysis as to its PFIC status for its 2022 taxable year, there can be no assurance in respect to its PFIC status for such year. There also can be no assurance with respect to Antelope Enterprise’s status as a PFIC for its current (2023) taxable year or any future taxable year. U.S. Holders of the shares of Antelope Enterprise are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section entitled “Taxation—United States Federal Income Taxation—U.S. Holders—Passive Foreign Investment Company Rules.”

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

We cannot assure you that our Class A Ordinary Shares will always trade in an active and liquid public market.

At times trading in our Class A Ordinary Shares on Nasdaq has been highly volatile with significant fluctuations in price and trading volume, and such volatility and fluctuations may continue to occur in the future. Low liquidity, high volatility, declines in our stock price or a potential delisting of our Class A Ordinary Shares may have a negative effect on our ability to raise capital on attractive terms or at all and may have a material adverse effect on our operations.

At a certain point during the Transition Period, the trading price of our Class A Ordinary Shares on Nasdaq fell below the minimum bid price requirement of $1.00 per share (the “Minimum Bid Price Requirement”). On April 1, 2025, we announced a one-for-forty (1-40) reverse stock split of our Class A Ordinary Shares (the “2025 Reverse Stock Split”). The 2025 Reverse Stock Split was effective at 4:01 p.m. (ET) on Thursday, April 3, 2025, and our Class A Ordinary Shares began trading on a split-adjusted basis on April 4, 2025. There can be no assurance that we will be able to maintain compliance with the Minimum Bid Price Requirement or that, if the Company receives a delisting notice and appeals the delisting determination by Nasdaq, such appeal would be successful.

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

Pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, on November 20, 2009, CHAC merged with and into Antelope Enterprise, its wholly owned British Virgin Islands subsidiary, and immediately thereafter, as part of the same integrated transaction, Antelope Enterprise acquired all of the outstanding securities of Success Winner. Prior to Antelope Enterprise’s acquisition of Success Winner, neither CHAC nor Antelope Enterprise had any operations.

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

On August 23, 2021, Antelope Hainan incorporated a 100% owned subsidiary Antelope Investment (Hainan) Co., Ltd (“Antelope Investment”) in China.

Antelope Investment is engaged in business management and consulting services. Antelope Investment does not have any operations as of this report date. On July 26, 2024, Antelope Investment as dissolved.

On September 9, 2021, Antelope Future incorporated a 100% owned subsidiary Antelope Ruicheng Investment (Hainan) Co., Ltd (“Antelope Ruicheng”) in China. Antelope Ruicheng is engaged in business management and consulting services. Antelope Ruicheng does not have any operations as of this report date.

On September 18, 2021, Antelope Ruicheng incorporated a 51% owned subsidiary Hainan Kylin Cloud Services Technology Co., Ltd in China. Hainan Kylin is engaged in the livestreaming ecommerce business.

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

On August 15, 2023, Hainan Kylin incorporated a 100% owned subsidiary Hubei Kylin Cloud Services Technology Co., Ltd in China. Hubei Kylin is engaged in the business of livestreaming ecommerce industry. Hubei Kylin was deregistrated at September 10, 2025.

On August 18, 2023, Hainan Kylin incorporated a 100% owned subsidiary Jiangxi Kylin Cloud Services Technology Co., Ltd in China. Jiangxi Kylin is engaged in the business of management and consulting services for the livestreaming ecommerce industry.

On September 18, 2023 the Company effected the one-for-ten reverse stock split of its issued and outstanding ordinary shares.

On February 27, 2024, Antelope USA, has acquired 100% equity interests of AEHL US at a nominal price. The Company is planning to launch its energy supply business through AEHL US.\

On October 29, 2024, the company incorporated a 100% owned subsidiary BTC Universal Media USA Inc. (BTC) in the US. BTC does not have any operations as of this report date.

On April 3, 2025 the Company effected the one-for-forty reverse stock split of its issued and outstanding Class A ordinary shares.

On Jun 10, 2025, the company incorporated a 100% owned subsidiary AEHL BTC Inc. in the US. AEHL BTC Inc. does not have operations as of this report date.

On June 15, 2025, Antelope Enterprise Holdings Limited incorporated a 100% owned subsidiary AEHL PTE Ltd (“AEHL PTE”) in Singapore. AEHL PTE is a holding company with no material operations yet.

Antelope Enterprise Holdings Limited and its subsidiaries’ corporate structure as of the date of this transition report is as follows:

Antelope Enterprise’s registered office is c/o Harneys Corporate Services Limited of Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. We maintain a website at www.aehltd.com/.

Recent Developments

On December 17, 2025, the Company’s Board of Directors has approved a change of the Company’s fiscal year end from December 31 to September 30. The Company plans to file a transition report on Form 20-F for the transition period of January 1, 2025 through September 30, 2025. The Company’s 2026 fiscal year will begin on October 1, 2025 and end on September 30, 2026.

On October 22, 2025, the Company incorporated a new subsidiary, AEHL Group Limited, in the British Virgin Islands, as a holding company.

On December 15, 2025, Hainan Kylin incorporated a 100% owned subsidiary Chuzhou Kylin Cloud Services Technology Co., Ltd (“Chuzhou Kylin”) in China. Chuzhou Kylin is engaged in business management and consulting services for the livestreaming ecommerce industry.

History of Share Capital

September 2022 Registered Direct Offering

On September 30, 2022, the Company commenced a registered direct offering of securities, and executed a Securities Purchase Agreement (the “September 2022 SPA”) with two institutional accredited investors pursuant to which it sold 1,666,667 of the Company’s common shares at the per share price of $0.60 In a concurrent private placement, the Company sold to such investors warrants to purchase 1,666,667 common shares (the “September 2022 Investor Warrants”). The Investor Warrants have an exercise price per share of $0.80, subject to adjustment, contain variable pricing features, and have a term of five years. The Investor Warrants were sold without registration under the Securities Act in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and Rule 506 promulgated under the Securities Act as sales to accredited investors. The proceeds of the transaction will be used for working capital and general working purposes. The September 2022 Investor Warrants issued in the concurrent private placement are not listed on any securities exchange, and the Company does not expect to list the September 2022 Investor Warrants. The transactions yielded gross proceeds to the Company of approximately $1,000,000, before payment of commissions and expenses.

In addition, the Company issued warrants (the “September 2022 Placement Agent Warrants”) to the Placement Agent to purchase a number of common shares equal to 5.0% of the aggregate number of shares sold to the investors in this offering, as well as the warrant shares issuable upon exercise of the September 2022 Investor Warrants issued in the concurrent private placement, as additional placement agency compensation. The September 2022 Placement Agent Warrants have substantially the same terms as the September 2022 Investor Warrants, except that the Placement Agent Warrants have an exercise price of $0.75. The September 2022 Placement Agent received customary indemnification in connection with the offering.

December 2022 Private Placement Offering

On December 12, 2022, the Company entered into a note purchase agreement with Atlas Sciences, LLC, a Utah limited liability company (“Atlas”), pursuant to which the Company issued Atlas an unsecured promissory note in the original principal amount of $1,332,500.00 (the “December 2022 Note”), for $1,250,000.00 in gross proceeds.

The December 2022 Note bears interest at a rate of eight percent (8%) per annum compounding daily. All outstanding principal and accrued interest on the December 2022 Note becomes due and payable eighteen (18) months after the closing date, when the purchase price of the Note is delivered by Atlas to the Company. The December 2022 Note includes an original issue discount of $62,500.00 along with $20,000.00 for Atlas’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the December 2022 Note. The Company may prepay all or a portion of the Note at any time by paying 120% of the outstanding balance elected for pre-payment. Atlas has the right to redeem the Note at any time six (6) months after the closing date (the “Redemption Start Date”), subject to maximum monthly redemption amount of $200,000. At the end of each month following the Redemption Start Date, if the Company has not reduced the Outstanding Balance (as defined in the Note) by at least $200,000, then by the fifth (5th) day of the following month, the Company must pay in cash to the Investor the difference between $200,000 and the amount actually redeemed in such month or the Outstanding Balance will automatically increase by one percent (1%) as of such fifth (5th) day.

Under the purchase agreement, while the December 2022 Note is outstanding, the Company agreed to keep adequate public information available and maintain its Nasdaq listing. Upon the occurrence of a Trigger Event (as defined in the December 2022 Note), the Investor shall have the right to increase the balance of the Note by fifteen percent (15%) for Major Trigger Event (as defined in the Note) and five percent (5%) for Minor Trigger Event (as defined in the December 2022 Note). In addition, the Note provides that upon occurrence of an Event of Default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of twenty-two percent (22%) per annum or the maximum rate permitted under applicable law.

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

June 2024 Termination of a Standby Equity Subscription Agreement

On June 25, 2024, the Company entered into a certain termination agreement with Dongsheng (the “Termination Agreement”), pursuant to which, the parties mutually agreed to terminate the Standby Equity Subscription Agreement dated March 25, 2024 and the transaction as contemplated therein, effective immediately.

June 2024 Entry into a Standby Equity Subscription Agreement

On June 25, 2024, the Company entered into a Subscription Agreement with Hongfeng. The Subscription Agreement provide that, upon the terms and subject to the conditions set forth therein, Hongfeng is committed to purchase up to 10,000,000 of our Class A Ordinary Shares over an approximately 33-month commitment period. From time to time, and at our sole discretion, we may present the Hongfeng with advance notices to purchase our Class A Ordinary Shares. The shares would be purchased pursuant to the Subscription Agreements at a per share purchase price equal to the lesser of (i) the average closing price of the Class A Ordinary Shares during the for the three consecutive trading days commencing on the applicable advance notice date, as set forth in the Subscription Agreement, or (ii) $1.12.

The maximum principal amount available under this Subscription Agreement is $11,200,000. The Subscription Agreement is effective upon the date thereof and will expire on the date when it is terminated in accordance with the terms and conditions set forth therein.

The Subscription Agreements will be terminated automatically on the earliest of (i) April 1, 2027 or (ii) the date on which the Investor shall have made payment for all 10,000,000 Class A Ordinary Shares. The Subscription Agreements may be also terminated at any time by the mutual written consent of the parties, effective as of the date of such mutual written consent unless otherwise provided in such written consent.

June 2024 Securities Purchase Agreement

On June 28, 2024, the Company entered into two certain securities purchase agreements (the “SPAs”) for a private placement transaction with two certain investors (the “Purchasers”), pursuant to which the Company agreed to sell the two Purchasers 21,617 Class A ordinary shares, no par value each (the “Class A Ordinary Shares”), and 86,468 Class A Ordinary Shares (collectively the 108,085 Class A Ordinary Shares, the “Shares”), respectively, at a per share purchase price of $2.313 (the “Offering”). The gross proceeds to the Company from this Offering are approximately $250,000, before deducting any fees or expenses. The Company plans to use the net proceeds from this Offering for repayment of the Company’s outstanding loan of $100,000, the expansion of the Company’s business in the U.S., for the recruitment of personnel in the U.S. and for general corporate purpose.

The parties to the SPAs have each made customary representations, warranties and covenants. The Shares were issued to Purchasers on July 2, 2024, upon satisfaction of all closing conditions.

The issuance of the Shares was in reliance on exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

On July 31, 2024,we entered into a securities purchase agreement (the “July 2024 SPA”) with a certain investor to sell in a registered direct offering, an aggregate of 500,000 Class A ordinary shares, no par value each, of the Company. The gross proceeds from the offering were approximately $1.25 million, before offering expenses. The Company used the net proceeds received from the offering for general working capital purposes.

The Class A Ordinary Shares were offered and sold pursuant to a prospectus included in the registration statement on Form F-3 (File No. 333-260958), which was declared effective on July 12, 2022, and a prospectus supplement, dated July 31, 2024. The offering closed on August 2, 2024, upon satisfaction of all closing conditions.

On September 24, 2024, Antelope Enterprise Holdings Ltd. (the “Company” or the “Registrant”) closed a private placement transaction pursuant to a securities purchase Agreement (the “September 2024 Securities Purchase Agreement”) with each of three investors whereby the investors purchased an aggregate of 2,323,945 class A ordinary shares at 0.71 per share for an aggregate consideration of $1,650,000. Under the September 2024 Securities Purchase Agreement, the Company does not have an obligation to register any of the securities issued in the placement. The Company intends to use the proceeds from this financing for general working capital purposes. This private placement transaction was approved unanimously by the board of directors and the audit committee of the board of directors of the Company.

On September 25, 2024, Antelope Enterprise Holdings Ltd. (the “Company” or the “Registrant”) entered into a convertible promissory note purchase agreement (the “September 2024 Note Purchase Agreement”) with an institutional investor to purchase $990,000 of its convertible note (the “Note”) to purchase its class A ordinary shares in a registered direct offering. The closing of the sale of the Note will occur on the date to be mutually agreed upon by the Company and the investor.

November 2024 Private Placement Transaction

On November 14, 2024, we closed a private placement transaction pursuant to a securities purchase agreement (the “November 2024 Securities Purchase Agreement”) with an investor whereby the investor purchased an aggregate of 2,040,816 class A ordinary shares at $0.49 per share for an aggregate consideration of $1,000,000. Under the November 2024 Securities Purchase Agreement, the Company does not have an obligation to register any of the securities issued in the placement. The Company intends to use the proceeds from this financing for general working capital purposes.

On November 19, 2024, we entered into a convertible promissory note purchase agreement (the “November 2024 Notes Purchase Agreement”) with an institutional investor to purchase $990,000 of its convertible note to purchase its class A ordinary shares in a registered direct offering.

July 2025 Private Placement Transaction

On July 24, 2025, we entered into a Securities Purchase Agreement (the “July 2025 Securities Agreement”) with Streeterville Capital, LLC, for a total financing amount of up to $50 million over 24 months. The proceeds from this financing were and will be used exclusively to purchase Bitcoin.

Cash Transfers Within Our Organization

During each of the fiscal years ended December 31, 2022 and 2023, and the Transition Period ending on September 30, 2025, the only transfer of assets among Antelope Enterprise and its subsidiaries have consisted of cash. During that same period, there have been no distributions, dividends or loans extended by any of our direct or indirectly held subsidiaries to Antelope Enterprise. During that same period Antelope Enterprise has not declared any dividends or made any distributions to its shareholders.

Antelope Enterprise routinely provides cash to its subsidiaries either by way of capital contribution or by way of loan.

Antelope Enterprise is a holding company incorporated in the British Virgin Islands, and we do not have any substantive operations other than indirectly holding the equity interest in our operating subsidiaries in China. Antelope Enterprise relies on dividends paid by our Hong Kong and Chinese subsidiaries and capital raised from the sale of our securities to satisfy our cash needs. The payment of dividends to Antelope Enterprise by our Chinese subsidiaries is affected by means of dividends by those entities to their Hong Kong direct parent and a redividend by that Hong Kong entity to Antelope Enterprise. Such dividends are effected by resolution of the board of directors of each such entity (after provision for applicable tax obligations).

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

The cash transfers within the organization during the years ended December 31, 2023 and 2024 and the Transition Period ended September 30, 2025 were as follows:

For the year 2023

Company (Wire transfer from)	Company (Wire transfer to)	Amount (RMB)	Equivalent to amount (USD)	Purpose	Asset Type
Antelope Enterprise (HK) Holdings Limited	Antelope Holdings (Chengdu) Co., Ltd	6,372,810	900,000	Working capital loan to direct subsidiary	Cash
Success Winner Limited	Antelope Enterprise (HK) Holdings Limited	7,199,300	1,016,721	Working capital loan to direct subsidiary	Cash
Success Winner Limited	Antelope Enterprise Holdings Limited	1,316,339	185,900	Loan payback	Cash
Success Winner Limited	Stand Best Creation Limited	137,432	20,000
Success Winner Limited	Vast Elite Limited	2,924	413	Working capital loan to direct subsidiary	Cash
Antelope Enterprise USA Inc	Antelope Enterprise Holdings Limited	3,540,450	500,000	Working capital loan to direct subsidiary	Cash
Antelope Enterprise (Chengdu) Co., Ltd	Chengdu Future Talented Company	110,000	15,535	Working capital loan to direct subsidiary	Cash
Hainan Kylin Cloud Services Technology Co., Ltd	Anhui Kylin Cloud Services Technology Co., Ltd	2,000,000	282,450	Working capital investment to direct subsidiary	Cash
Hainan Kylin Cloud Services Technology Co., Ltd	Hangzhou Kylin Cloud Services Technology Co., Ltd	3,500,000	494,287	Working capital investment to direct subsidiary	Cash
Hainan Kylin Cloud Services Technology Co., Ltd	Wenzhou Kylin Cloud Services Technology Co., Ltd	100	14	Working capital loan to direct subsidiary	Cash
Antelope Future (Yangpu) Investment Co., Ltd	Antelope Ruicheng Investment (Hainan) Co., Ltd	1,000	141	Working capital loan to direct subsidiary	Cash

For fiscal year 2024

Company (Wire transfer from)	Company (Wire transfer to)	Amount (USD)	Equivalent to amount RMB	Purpose	Asset Type
	Antelope Holdings (Chengdu) Co., Ltd	12,404,000	90,540,517	Working capital loan	Cash
Antelope Enterprise Holdings Limited	AEHL US LLC	4,950,000	36,131,535	Working capital loan to direct subsidiary	Cash
	AEHL US INC	1,982,000	14,467,213	Working capital loan to direct subsidiary	Cash
Vast Elite Limited	Success Winner Limited	904	7,023	Working capital loan to direct subsidiary	Cash
Success Winner Limited	Antelope Enterprise (HK) Holdings Limited	530,219	3,870,228	Working capital loan	Cash
Success Winner Limited	Antelope Enterprise Holdings Limited	944,100	6,891,269	Loan payback	Cash
AEHL US LLC	AEHL US INC	193,000	1,408,765	Working capital loan	Cash
Hainan Kylin Cloud Services Technology Co., Ltd	Anhui Kylin Cloud Services Technology Co., Ltd	526,526	3,843,273	Working capital loan	Cash
Hangzhou Kylin Cloud Services Technology Co., Ltd	Anhui Kylin Cloud Services Technology Co., Ltd	178,298	1,301,452	Working capital loan to direct subsidiary	Cash
Antelope Enterprise (HK) Holdings Limited	Antelope Holdings (Chengdu) Co., Ltd	380,000	2,773,734	Working capital contribution	Cash

For the Transition Period ended September 30, 2025

Company (Wire transfer from)	Company (Wire transfer to)	Amount (USD)	Equivalent to amount RMB	Purpose	Asset Type
Antelope Enterprise Holdings Limited	AEHL US INC	1,482,750	10,555,697	Working capital loan to direct subsidiary	Cash
AEHL US INC	BTC Universal Media USA Inc	1,332	9,483	Working capital loan	Cash
	AEHL BTC Inc	100	712	Working capital loan	Cash
Vast Elite Limited	Success Winner Limited			Working capital loan to direct subsidiary	Cash
Success Winner Limited	Antelope Enterprise (HK) Holdings Limited	454,000	3,232,026	Working capital loan	Cash
Success Winner Limited	Antelope Enterprise Holdings Limited	334,000	2,377,746	Loan payback	Cash
Success Winner Limited	Vast Elite Limited	1,000	7,119	Working capital loan	Cash
AEHL US LLC	AEHL US INC	285,000	2,028,915	Working capital loan	Cash
Antelope Enterprise (HK) Holdings Limited	Antelope Holdings (Chengdu) Co., Ltd	340,000	2,420,460	Investment into subsidiary	Cash
Antelope Holdings (Chengdu) Co., Ltd	BTC Universal Media USA Inc	5,645	40,187	Working capital loan	Cash
Antelope Future (Yangpu) Investment Co., Ltd	Antelope Ruicheng Investment (Hainan) Co., Ltd	14	100	Working capital loan to direct subsidiary	Cash
Anhui Kylin Cloud Services Technology Co., Ltd	Wenzhou Kylin Cloud Services Technology Co., Ltd	702	5,000	Working capital loan	Cash

B.	Business Overview

Overview

We are a British Virgin Islands limited liability company with no material operations. Our operations were conducted in China by our subsidiaries. We provide livestream e-commerce services, business management and information systems consulting services. In addition, we are planning to launch energy supply business in around the third quarter of 2026.

Livestreaming Ecommerce Business

Our livestreaming ecommerce business is operated in China through our 51% subsidiary, Hainan Kylin and its wholly-owned subsidiaries, Hangzhou Kylin and Anhui Kylin. We aim to provide one-stop solutions for our customers who seek to sell their products utilizing the emerging sales channel of livestreaming ecommerce. Our customers usually include consumer goods brands, merchants, and small-scale ecommerce platforms. We believe that livestreaming ecommerce is an important growth engine for consumer good brands as it leverages the content of livestreaming to boost consumer engagement and sales as it combines instant purchasing of a featured product and audience participation through a chat function or reaction buttons. Our typical business model involves the promotion of our customers’ goods by our hosts. Our product management office assesses and selects the products from our customers. We then connect with different suppliers of hosts and influencers, usually staffing agencies that have a growing and diverse pool of such individuals. We also work with freelance hosts and influencers. These hosts and influencers register on Hainan Kylin’s SaaS platform and are matched with the specific products that our customers have engaged us to promote. The hosts and influencers then promote our customers’ products on social media and various e-commerce platforms through livestreaming where a unique link is provided for each product. The consumer is able to place an order for a product by clicking on the provided link. The purchase orders are either directed to the sales sites of our customers where the consumer is able to pay for the product directly to the customer and the purchaser receives delivery of the product directly from the vendor, or directed to third party sites (such as Douyin, China’s most downloaded video-sharing platform and the mainland Chinese counterpart of TikTok, and Xiaohongshu and Kuaishou (very popular third party e-commerce platforms), where the participating vendors ship the products to the purchaser upon the purchaser’s payment to the third party ecommerce site. The third party e-commerce sites forward the purchase price to our customers after deducting the applicable costs.

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

Business Management and Consulting Business

We also provide business management and consulting services through our subsidiary in China, Antelope Chengdu. We diagnose difficulties in infrastructure and enterprise systems and addresses business challenges that enterprises confront by developing strategies to surmount such hurdles to ensure the healthy growth and development of our customers. Our consulting teams have advanced technological knowledge and capabilities to implement workflow solutions via proprietary software products and services to help our customers with customized solutions to solve complex problems.

Planned Energy Supply Business

The Company is aiming to launch energy supply business through AEHL US, formerly known as Million Star US Inc. AEHL US has taken preliminary steps in developing this business including engaging a broker to source natural gas from natural gas provider in Texas and the procurement of electricity generators. AEHL US plans to supply power to a data center in Midland, Texas. The Company anticipates that its energy supply business will start operation in the first quarter of 2026.

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

Customers

Livestreaming Ecommerce Business

For the nine months ended September 30, 2025, we had two customers which accounted 18.9% and 17.2% of the total revenue generated from the livestreaming ecommerce business. We expect to scale and add more new customers as we operate in a dynamic and competitive industry. With the addition of new customers, we believe customer concentration will decline over time even as we expect to continue to grow our relationships with existing large customers.

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

Major Suppliers

Livestreaming Ecommerce Business

For the nine months ended September 30, 2025, there was one vendor that accounted for 83.19%, for the total purchase of the livestreaming ecommerce business. Our business or profitability is not materially dependent on any industrial, commercial or financial contract with any of our suppliers of livestreaming ecommerce business.

Business Management and Consulting Business

For the period ended September 30, 2025, there was one vendor accounted for 100%, for the total purchases of the business management consulting business. Our business or profitability is not materially dependent on any industrial, commercial or financial contract with any of our suppliers of business management and consulting business.

None of our officers or directors or their respective affiliates has any interest, direct or indirect, in any of the above major suppliers. There are no arrangements or understanding with any suppliers pursuant to which any of our directors and executive officers were appointed.

Research and Development

Livestreaming Ecommerce Business

Our research and development team for the livestreaming ecommerce business focus on developing the SaaS platform to provide comprehensive services to our consumer goods brands customers, including refining our search algorithm for a compatible group of hosts and influencers based on the products feature of our customers. We also hired an outside consultant to help upgrade the SaaS platform. As of September 30, 2025, our research and development team for livestreaming ecommerce business had 4 employees.

Business Management and Information System Business

We currently do not have a designated team of research and development for this business line.

Our research and development costs were approximately USD202,000, USD 13,100 and USD 8,000 for fiscal years 2023, 2024 and for the Transition Period ending September 30, 2025.

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

Intellectual Property

We protect our intellectual property primarily through a mix of patent and trademark registrations.

Registered Software Copyrights

We have registered the following software copyrights in the PRC:

No.	Name	First Publication Date	Registration No.
1	Internet-based archives intelligent management system V1.0	February 25, 2022	2022SR0943948
2	Accurate Acquisition Platform V1.0 of Human Resources Big Data Acquisition Platform for New Business Forms	January 10, 2022	2022SR0363211
3	Approval System V1.0 for Leave Application for Employees in New Business Format	January 19, 2022	2022SR0363597
4	New business employment online recruitment service platform V1.0	July 5, 2022	2022SR1351138
5	Kylin Cloud Contract Management System V1.0	February 14, 2022	2022SR0700870
6	Kylin Cloud Recruitment Function Management System V1.0	January 25, 2022	2022SR0700872
7	Kirin cloud service personnel file digital processing management system V1.0	July 4, 2022	2022SR1351139
8	Kylin Cloud Service Enterprise Current Assets Statistical Analysis Platform V1.0	July 2, 2022	2022SR1351140
9	Kirin Cloud Service’s Financial Procurement System V1.0 Based on Blockchain Technology Application	December 23, 2022	2022SR0242169
10	Kylin Cloud Settlement Management System V1.0	March 1, 2022	2022SR0700871
11	Kirin Company Financial Payroll Settlement Management System V1.0	November 11, 2022	2022SR0014900
12	Kirin company financial reimbursement review system V1.0	November 28, 2022	2022SR0014288
13	Kirin Financial Assets Integrated Management System V1.0	October 14, 2022	2022SR0013595
14	Kirin Financial Procurement Internal Management Platform System V1.0	November 6, 2022	2022SR0014391
15	Kylin Financial Accounting Management System V1.0	June 28, 2022	2022SR1351141
16	Kylin Cloud Service XYK Platform User Contract Signing System V1.0	March 20, 2023	2023SR0362321
17	Kylin Crowdsourcing Talent Database with Intelligent Matching System V1.0	June 17, 2024	2024SR0813437
18	Kylin Cloud Service Crowdsourcing Risk Warning and Prevention System V1.0	June 17, 2024	2024SR0813434
19	Kylin AI Intelligent Financial Analysis Management System V1.0	August 8, 2024	2024SR1146991
20	Kylin Project Risk Management Intelligent Early Warning System V1.0	August 8, 2024	2024SR1147217
21	Kylin Data Storage Equipment Real-time Detection and Automation Solution System V1.0	January 10, 2025	2025SR0061256

Except as disclosed above, as of September 30, 2025, our business or profitability is not materially dependent on any other trademarks, copyrights, registered designs, patents, grant of licenses from third parties, new manufacturing processes or other intellectual property rights.

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

The Telecommunications Regulations of the PRC (2016 Revision) amended on February 6, 2016 distinguished “basic telecommunication services” from “value-added telecommunications services.” The value-added telecommunications service provider shall obtain an operating license from provincial Ministry of Industry and Information Technology (“MIIT”) offices prior to its commencement of operations. The Administrative Measures for Telecommunication Business Operating License, promulgated by the MIIT with latest amendments becoming effective in September 2017, set forth the types of licenses required for value-added telecommunication services and the qualifications and procedures for obtaining such licenses. Moreover, the Administrative Measures on Internet Information Services (2011 Revision), amended on January 8, 2011 by the State Council, further provided that commercial internet information services providers shall obtain an Internet Content Provider License (“ICP”) License, from competent government authorities before providing any commercial internet content services within the PRC. The Catalog of Classification of Telecommunications Services (2015 Edition) amended in June 2019 further defined internet information services, which includes information publication platform and delivery services, information search and inquiry services, information community’s platform services, instant message services, and information security and management services. As a SaaS provider, we cooperated with dozens of livestreaming platforms. As of the date of this transition report, we are not required to hold a valid ICP License.

Besides, the Ministry of Culture (replaced by the Ministry of Culture and Tourism of PRC) promulgated Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, on May 10, 2003, and amended on December 15, 2017 which stipulates that providers of internet cultural products or services including but not limited internet entertainment, internet games, internet shows or programs and internet animations shall obtain operating permit on internet culture. If any entity engages in commercial internet culture activities without approval, the cultural administration authorities may order such entity to cease to operate internet culture activities as well as levying penalties including administrative warning and fines up to RMB30,000 depending on the severity of cases. As a SaaS provider, we cooperated with dozens of livestreaming platforms. As of the date of this transition report, we are not required to hold a valid operating permit on internet culture activities.

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

The following chart illustrates Antelope Enterprise’s organizational structure as of September 30, 2025:

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

Pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, on November 20, 2009, CHAC merged with and into Antelope Enterprise, its wholly owned British Virgin Islands subsidiary, and immediately thereafter, as part of the same integrated transaction, Antelope Enterprise acquired all of the outstanding securities of Success Winner.

Prior to Antelope Enterprise’s acquisition of Success Winner, neither CHAC nor Antelope Enterprise had any operations.

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

On August 23, 2021, Antelope Hainan incorporated a 100% owned subsidiary Antelope Investment (Hainan) Co., Ltd (“Antelope Investment”) in China.

Antelope Investment is engaged in business management and consulting services. Antelope Investment does not have any operations as of the date of this transition report. On July 25, 2024, Antelope Investment was dissolved.

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

On January 4, 2023, Antelope USA was incorporated under the laws of Delaware.

On August 15, 2023, Hainan Kylin incorporated a 100% owned subsidiary Hubei Kylin Cloud Services Technology Co., Ltd in China. Hubei Kylin is engaged in the livestreaming ecommerce industry. Hubei Kylin was deregistrated at September 10, 2025.

On August 18, 2023, Hainan Kylin incorporated a 100% owned subsidiary Jiangxi Kylin Cloud Services Technology Co., Ltd in China. Jiangxi Kylin is engaged in the livestreaming ecommerce industry.

On February 27, 2024, Antelope USA has acquired 100% equity interests of AEHL US at a nominal price. The Company is planning to launch its energy supply business through AEHL US.

On October 29, 2024, the company incorporated a 100% owned subsidiary BTC Universal Media USA Inc. (BTC) in the US. BTC does not have any operations as of this report date.

On April 3, 2025 the Company effected the one-for-forty reverse stock split of its issued and outstanding Class A ordinary shares.

On Jun 10, 2025, the company incorporated a 100% owned subsidiary AEHL BTC Inc. in the US. AEHL BTC Inc. does not have operations as of this report date.

D.	Plant and Equipment

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

Hainan Kylin’s SaaS platform also includes a job-listing page designed especially for our enterprise customers to retain and engage freelancers and independent contractors at a cost-efficient way. We expect to further develop this function of the SaaS platform to provide value-added services to our livestreaming ecommerce customers. From a technical standpoint, the preliminary setup has been completed. However, in China, ongoing labor market regulations and new requirements from authorities — covering data security, individual income tax, and other compliance matters — are pending clarification. We will await further guidance on implementation before officially launching the platform. While any unforeseen factors that prevent the platform’s launch would not affect our current operations, they could have a negative impact on future business growth.

Hainan Kylin started its business in September 2021. For the nine months ended September 30, 2025, Hainan Kylin comprised most of our ongoing business operations and accounted for 99.61% of our total revenue.

We did not have any revenue from DOU+ in 2025 while we had $ 25.3 million DOU+ revenue for the nine months ended September 30, 2024. This was the result of a policy change in the PRC in 2025, resulting in e-commerce advertising strategies across the entire industry undergoing significant changes. Due to the low return and high cost on investment on DOU+, many businesses have suspended their advertising activities in DOU+, we also had to cease our DOU+ sector entirely in 2025 due to lack of users of DOU+. This resulted in a decrease in revenues. The DOU+ business was originally operated directly by Douyin. In response to market demand, the Company obtained agency qualifications and provided services to clients, generating favorable returns. Subsequent amendments to Douyin’s agency rules materially reduced the available profit margins and imposed more stringent operational requirements. As a result, the Company assessed that continued participation in this business segment would entail increased operational and financial risk and therefore discontinued its involvement in the segment.

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

Ceramic Tile Business (discontinued)

We historically operated a ceramic tile business which are used for exterior siding and for interior flooring and design in residential and commercial buildings. We were a manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings in China. The ceramic tiles, sold under the “HD” or “Hengda,” brands are available in over two thousand styles, colors and size combinations. For the year ended December 31, 2023, we did not produce any ceramic tiles and only had sales from our existing inventory.

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

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of and for the nine months ended September 30, 2025 and has been prepared based on the consolidated financial statements of Antelope Enterprise Holdings Limited and its subsidiaries. The consolidated financial statements of Antelope Enterprise Holdings Limited and its subsidiaries have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, or “IASB.” The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments that have been measured at fair value.

KEY FACTORS AFECTING OUR RESULTS OF OPERATIONS

Key Factors Affecting Business

We believe that the growth and future success of our business depends on many factors. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth and improve our operating results.

In 2025, revisions to industry regulatory policies and platform agency cooperation models shifted the economics of advertising deployment, altering the return profile of marketing investments. DOU+ ROI weakened while customer acquisition costs trended higher, pressuring margins and constraining companies’ cost-optimization initiatives. Concurrently, a cyclical slowdown in the e-commerce sector drove reductions in marketing budgets. In addition, incremental spend was reallocated toward alternative demand-generation channels — such as private-domain operations and influencer partnerships — diluting share for traditional advertising formats.

Cost of Revenues

These costs primarily comprise professional fees, including consulting services, project management, and development and implementation expenses associated with outsourced technology services. Total cost of revenues slightly decreased from $ 68.5 million to $ 60.7 million for the nine months ended September 30, 2025 and 2024.

Key Business Metrics

The Company assesses operational performance through a multi-dimensional KPI framework. Core performance indicators include Gross Merchandise Value (GMV); Revenue and Revenue Growth; Cost-to-Revenue Ratio; New Customer Additions; Customer Repeat Purchase Rate; Customer Return on Investment (ROI); Registered Users and Daily Active Users (DAU) on the SaaS Platform; Livestream Host Task Acceptance and Conversion Metrics; and Revenue Contribution from Tier-2 and Tier-3 Cities.

A. Operating Results

The following table sets forth our financial results for the nine months ended September 30, 2025 and 2024 (unaudited), and for the years ended December 31, 2024 and 2023, respectively:

	NINE MONTHS ENDED SEPTEMBER 30,		YEARS ENDED DECEMBER 31,
	2025	2024 (Unaudited)	2024	2023
USD’000
Net sales	$60,822	$70,894	$98,773	$72,102

Cost of goods sold	(60,691)	(68,467)	(98,899)	(64,609)

Gross profit (loss)	131	2,427	(126)	7,493

Other income	1,016	1,547	2,102	526
Selling and distribution expenses	(1,121)	(3,403)	(548)	(7,399)
Administrative expenses	(7,159)	(8,370)	(10,755)	(12,576)
Finance costs	(1,185)	(895)	(1,240)	(138)
Other expenses	(2,897)	(117)	(9)	(170)

Loss before taxation	(11,215)	(8,811)	(10,576)	(12,264)

Income tax expense	(9)	(4)	(11)	(12)

Net loss for the period/year from continuing operations	(11,224)	(8,815)	(10,587)	(12,276)

Discontinued operations
Gain on disposal of discontinued operations	-	-	-	10,430
Loss from discontinued operations	-	-	-	(196)
Net loss for the period/year	(11,224)	(8,815)	(10,587)	(2,042)

Net loss attributable to:
Equity holders of the Company	(10,759)	(8,502)	(10,544)	(2,025)
Non-controlling interest	(465)	(313)	(43)	(17)
Net loss	(11,224)	(8,815)	(10,587)	(2,042)

Continuing operations	(10,759)	(8,502)	(10,544)	(12,258)
Discontinued operations	-	-	-	10,233

The following table shows the Company’s operations by business for the nine months ended September 30, 2025 and 2024 (unaudited), and for the years ended December 31, 2024 and 2023, respectively:

	For the Nine Months ended September 30,		For the years ended December 31,
	2025	2024 (Unaudited)	2024	2023
	USD’000	USD’000	USD’000	USD’000
Revenues
Discontinued operations
Sales of tile products	-	-	-	381
Continuing operations
Business management and consulting	238	44	164	1,009
Livestreaming ecommerce	60,584	70,850	98,609	71,093

Total revenues	60,822	70,894	98,773	72,483

Cost of revenues
Discontinued operations
Sales of tile operations	-	-	-	1,068
Continuing operations
Business management and consulting	-	128	189	1,958
Livestreaming ecommerce	60,691	68,338	98,710	62,651

Total cost of revenues	60,691	68,466	98,899	65,677

Other income
Discontinued operations
Sales of tile products	-	-	-	808
Continuing operations
Business management and consulting	6	363	545	12
Livestreaming ecommerce	755	884	1,257	50
Other	255	300	300	464

Total other income	1,016	1,547	2,102	1,334

Operating costs and expenses
Discontinued operations
Sales of tile products	-	-	-	458
Continuing operations
Business management and consulting	264	251	303	1,035
Livestreaming ecommerce	1,589	3,895	1,236	8,514
Other	7,437	8,523	11,004	10,564

Total operating costs and expenses	9,290	12,669	12,543	20,571

Bad debt expense (reversal)
Discontinued operations
Sales of tile products	-	-	-	(141)
Continuing operations
Business management and consulting	170	-	-	-
Other	5

Total bad debt expense (reversal)	175	-	-	(141)

Other expense
Continuing operations
Business management and consulting	-	9	9	-
Livestreaming ecommerce	-	108	-	-
Other	2,897	-	-	170

Total other expense	2,897	117	9	170

(Loss) income from operations
Discontinued operations
Sales of tile products	-	-	-	(196)
Continuing operations
Business management and consulting	(190)	19	208	(1,972)
Livestreaming ecommerce	(941)	(607)	(80)	(22)
Other	(10,084)	(8,223)	(10,704)	(10,270)

Loss from operations	(11,215)	(8,811)	(10,576)	(12,460)

Description of Selected Income Statement Items

Revenues

Revenue from sales of livestreaming ecommerce business. Beginning in September 2021, we started to generate revenue from our livestreaming ecommerce business which is operated by Hainan Kylin and its subsidiaries. For the nine months ended September 30, 2025 and 2024, we generated approximately $ 60.6 million and $ 70.9 million in revenue from this business.

Revenue from business management and information system consulting services. We also generated revenue from business management consulting, information system technology consulting services, including the sales of software use rights for digital data deposit platforms and asset management systems. For the nine months ended September 30, 2025 and 2024, we generated $ 0.2 million and $ 44,000.

Cost of revenues

Cost of revenues for the livestreaming e-commerce. Cost of revenues for the livestreaming e-commerce segment was $ 60.7 million and $ 68.3 million for the nine months ended September 30, 2025 and 2024, respectively. These costs primarily comprise professional fees, including consulting services, project management, and development and implementation expenses associated with outsourced technology services.

The unusually high cost-to-revenue ratio is primarily attributable to:

1) Sustained margin compression, which has tightened cash flows and limited capital allocation toward key initiatives such as R&D and market expansion; and

Reduced pricing flexibility and weakened competitive positioning, which have negatively impacted both retention of existing customers and acquisition in incremental markets.

Cost of revenues for business management and information system consulting services. For the nine months ended September 30, 2025 and 2024, we had cost of revenues related to business management and consulting income of nil million and $ 0.1 million, which mainly consisted of professional costs for outsourcing technology services.

Other income and other expenses. Other income consists of interest income, foreign exchange gain/loss, gain on disposal of equipment and government grant. Other expenses primarily consist of the loss of notes payables.

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

Income taxes. Our subsidiaries in the PRC are subject to the PRC Enterprise Income Tax Law, and the applicable income tax rate pursuant to such law for the nine months ended September 30, 2025 and 2024 is 25% for Hainan Kylin Cloud Services Technology, and 5% for Chengdu Future, Antelope Chengdu, Anhui Kylin Cloud Services Technology, Wenzhou Kylin Cloud Services Technology and Hangzhou Kylin Cloud Services Technology. The Company’s U.S. subsidiaries is subject to U.S. income tax rate of 21% and New York state corporate income tax with rates ranging from 6.5% to 7.25%.

Results of Operations

Nine Months Ended September 30, 2025 Compared to the Nine Months Ended September 30, 2024

Revenue from livestreaming ecommerce.

For the nine months ended September 30, 2025 and 2024, revenue from the livestreaming ecommerce was $ 60.6 million and $ 70.9 million, representing a decrease of $ 10.3 million, or 14.5%. The decrease was mainly due to the Company’s decision to centralize its E-commerce traffic acquisition of users under Anhui Kylin entity in order to improve group management efficiency; however, this business movement of shifting users to the Company’s another subsidiary resulted in the loss of certain customers. Hainan Kylin is currently preparing to relaunch the business for gaining back the customers in that area. In the nine months of 2025, we had business engagements with more than 164 clients, which represented a decrease of nearly 25 clients compared to the same period in 2024. Among these clients, the top five major clients generated revenue of $ 31.9 million in 2025.

We did not have any revenue from DOU+ in 2025 while we had $ 25.3 million DOU+ revenue for the nine months ended September 30, 2024. DOU+ is a tool provided to anchors on Douyin that can effectively increase the exposure, interaction and popularity of the live broadcast room. However, in 2025, the State Administration for Market Regulation issued enforcement guidelines on the application of the Advertising Law, which clarified that DOU+ advertising spending constitutes advertising expenses. Previously, these advertising costs were generally considered fully deductible as business operating expenses. Now, according to the new regulations, only 15% of the advertising costs can be deducted from operating income. Based on this policy, e-commerce advertising strategies across the entire industry have undergone significant changes, due to the low return and high cost on investment on DOU+, many businesses have suspended their advertising activities in DOU+, we also had to cease our DOU+ sector entirely in 2025 due to lack of users of DOU+.

Revenue from business management and information system consulting services.

Revenue from business management and information system consulting services was $ 0.2 million for the nine months ended September 30, 2025, compare to $ 44,000 for the nine months ended September 30, 2024, representing an increase of $ 0.2 million or 440.9%. The increase in revenue was primarily due to the resumption of previously executed contracts that had been suspended. These contracts, which were placed on hold prior to 2025, have now recommenced.

Cost of revenues for livestreaming ecommerce.

Cost of revenues for the livestreaming ecommerce was $ 60.7 million and $ 68.3 million for the nine months ended September 30, 2025 and 2024. For the nine months ended September 30, 2025 and 2024, our cost of revenues mainly consisted of professional costs for outsourcing technology services. The decrease in the cost of revenues for our livestreaming ecommerce resulted from decreased revenues for livestreaming ecommerce, and the changes with our major clients’ type, we adjusted our business strategy and focus on expanding new customers. However, there is a certain adaptation and training period for the new customers, which directly led to increased costs such as increased training costs, additional management and support costs. In addition, the cost for customized DOU+ application sales were nil and $ 24.6 million for the nine months ended September 30, 2025 and 2024. We ceased our DOU+ sector entirely in 2025 due to lack of users of DOU+ as a result of regulatory changes in 2025.

Cost of sales for business management and information system consulting services.

Cost of sales for business management and consulting services was nil and $ 0.1 million for the nine months ended September 30, 2025 and 2024.

Gross (loss) profit for livestreaming ecommerce. Gross loss for the livestreaming ecommerce was $ 0.1 million compared to gross profit of $ 2.5 million for the nine months ended September 30, 2025 and 2024. The gross loss for the nine months ended September 30, 2025 was due to fierce competition in this industry; in order to cope with the market competition, we have temporarily lowered our service rates for our customers to maintain the existing customers and attract new customers. We plan to first seize the market with low prices, and after establishing relationships with customers, we will create competitive barriers by continuously improving our diversified value-added services, and slowly increase customer prices to ensure profits. We will strengthen our cooperation with public domain traffic such as Douyin, to promote our diversified value-added services which will bring us more profitability.

Gross profit (loss) for business management and consulting. Gross profit for the business management and consulting services was $ 0.2 million for the nine months ended September 30, 2025 and the gross loss for the business management and consulting services was $ 84,000 for the nine months ended September 30, 2024.

Other income. Other income for the nine months ended September 30, 2025 was $ 1.0 million, as compared to $ 1.5 million for the same period of 2024. For the nine months ended September 30, 2025, other income mainly consisted of interest income of $ 41,000, government grant of $ 720,000 and other income of $ 255,000. For the nine months ended September 30, 2024, other income mainly consisted of a government grant of $ 882,000, and interest income of $ 665,000.

Selling and distribution expenses. Selling and distribution expenses were $ 1.1 million for the nine months ended September 30, 2025, compared to $ 3.4 million for the nine months ended September 30, 2024, representing a decrease of $ 2.3 million, or 67.1%. The decrease in selling and distribution expenses was primarily due to decreased revenues, which resulted a decreased advertising and promotion expense of $ 2.7 million, and decreased commission expense of $ 0.3 million, which was partly offset by increased office expense by $ 0.7 million.

Administrative expenses. Administrative expenses were $ 7.2 million for the nine months ended September 30, 2025, compared to $ 8.4 million for the nine months ended September 30, 2024, representing a decrease of $ 1.2 million, or 14.5%. The decrease in administrative expenses was primarily due to a decrease in (i) outside service of $ 0.5 million, (ii) $ 1.1 million decrease in stock compensation expenses, and (iii) $ 0.7 million decrease in profession expense, which was partly offset by (iv) $ 0.5 million increase in commitment fee, $ 0.2 million increase in bad debt expense and $ 0.3 million increase in payroll expense. We put our effort to decrease our expenses to respond the aggressive industry competition and our decreased revenue.

Finance costs. Finance costs were $ 1.2 million for the nine months ended September 30, 2025, compared to $ 0.9 million for the nine months ended September 30, 2024, representing an increase of $ 0.3 million, or 32.4%. The increase was mainly due to the increase of interest expense on note payables.

Loss before taxation. Loss before taxation was $ 11.2 million for the nine months ended September 30, 2025, compared to loss before taxation of $ 8.8 million for the nine months ended September 30, 2024, representing an increase of $ 2.4 million, or 27.3%. The increase in loss before taxation was mainly due to a decreased gross profit and increased other expenses, which was partly offset by decrease in administrative expenses, decrease in selling and distribution expenses as described above.

Income taxes. We incurred an income tax expense of $ 9,000 for the nine months ended September 30, 2025 compared to an income tax expense of $ 4,000 for the nine months ended September 30, 2024. Our PRC statutory enterprise income tax rate was 25% for the nine months ended September 30, 2025 and 2024. Our U.S. federal corporate income tax rate was 21% and New York state corporate income tax was ranging from 6.5% to 7.25%.

Net loss attributable to equity holders of the Company. Net loss attribute to equity holders of the Company from continued operations was $ 10.8 million for the nine months ended September 30, 2025, as compared to $ 8.5 million for the nine months ended September 30, 2024. The increase in net loss attributable to shareholders in 2025 was attributable to the reasons described above.

Net loss attributed to non-controlling interest. Net loss attributed to non-controlling interest was $ 0.5 million and $ 0.3 million for the nine months ended September 30, 2025 and 2024. The non-controlling interest represents the 49% ownership of Hainan Kylin and its subsidiaries.

Results of Operations

Years Ended December 31, 2024 Compared to the Years Ended December 31, 2023

Revenue from livestreaming ecommerce.

For the years ended December 31, 2024 and 2023, revenue from the livestreaming ecommerce was $ 98.6 million and $ 71.1 million, representing an increase of $ 27.5 million, or 38.7%. The increase was mainly due to a) our adjustment of our business strategy and focus on expanding new consumers in order to minimize the customer concentration risk, b) business recovery and growth of certain customers. For the year ended December 31, 2024, we added new clients to compensate for fluctuations with our major clients. For the year 2024, we expanded our portfolio to include a range of mid-tier clients. While their individual sales volumes may not be as good as those of our top clients, this diversification helps to mitigate our market and customer concentration risk. Additionally, some of these clients’ business volume started to grow, and gradually develop from those mid-tier clients to increase the sales volume they can create. In the year of 2024, we had business engagements with more than 256 clients, which represented an increase of nearly 140 clients compared to the same period in 2023. Among these clients, the top five major clients generated revenue of $ 53.1 million in 2024.

We previously sold customized DOU+ applications to our customers that specifically fit their needs at a preferential price. DOU+ is a live broadcast room targeting tool that has been designed by Douyin, the short-video platform that currently has largest number of users in China (the mainland Chinese counterpart of TikTok). DOU+ revenue for the years ended December 31, 2024 and 2023 was $ 25.3 million and $ 5.4 million. We ceased our DOU+ sector entirely in 2025 due to lack of users of DOU+ as a result of regulatory changes in 2025.

Revenue from sales of tile products (discontinued operations).

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

Cost of revenues for the livestreaming ecommerce was $ 98.7 million and $ 62.7 million for the years ended December 31, 2024 and 2023. For the years ended December 31, 2024 and 2023, our cost of revenues mainly consisted of professional costs for outsourcing technology services. The increase in the cost of revenues for our livestreaming ecommerce resulted from increased revenues for livestreaming ecommerce, and the changes with our major clients’ type, we adjusted our business strategy and focus on expanding new customers. However, there is a certain adaptation and training period for the new customers, which directly led to increased costs such as increased training costs, additional management and support costs. In addition, the cost for customized DOU+ application sales were $ 24.6 million and $ 5.3 million for the years ended December 31, 2024 and 2023.

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

Finance costs. Finance costs were $ 1.2 million for the year ended December 31, 2024, compared to $ 0.1 million for the year ended December 31, 2023, representing an increase of $ 1.1 million, or 798.6%. The increase was mainly due to the increase of interest expense on lease liabilities and increase of interest expense on note payables.

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

B. Liquidity and Capital Resources

The following table presents a summary of our cash flows and beginning and ending cash balances for the nine months ended September 30, 2025 and 2024 (unaudited), and for the years ended December 2024 and 2023:

	Nine Months Ended September 30,		Years Ended December 31,
USD’000	2025	2024 (Unaudited)	2024	2023
Net cash used in operating activities	(1,733)	(10,954)	(15,483)	(8,522)
Net cash generated from (used in) investing activities	31	(740)	(2,589)	2,618
Net cash generated from financing activities	3,341	12,385	18,978	6,045
Net cash inflow	1,639	691	906	141
Cash and cash equivalents at beginning of period/year	1,047	536	538	615
Effect of foreign exchange rate differences	(759)	328	(397)	(218)
Cash and cash equivalents at end of period/year	1,927	1,555	1,047	538

On February 15, 2024, we entered into warrant exchange agreements with holders of warrants to purchase Class A ordinary shares pursuant to which the holders agreed to surrender the warrants for cancellation and we agreed, in exchange, to issue 0.5 restricted Class A ordinary shares (pre-2025 Reverse Stock Split) and $1.0 in cash for each warrant. The holders, collectively, owned 202,030 warrants at the time of entering into the warrant exchange agreement, and received 101,018 restricted Class A ordinary shares (pre-2025 Reverse Stock Split) and $202,030 in cash upon closing of the transaction.

On March 15, 2024, we entered into a securities purchase agreement with investors, pursuant to which we agreed to sell 1,727,941 Class A ordinary shares (pre-2025 Reverse Stock Split) at a per share purchase price of $1.36. The gross proceeds were approximately $2.35 million, before deducting any fees or expenses. The net proceeds from this offering are used for the expansion of the business in the U.S., for the recruitment of personnel in the U.S. and for general corporate purpose.

On March 25, 2024, we entered into standby equity subscription agreements with three investors, pursuant to which, we investors have the obligation to subscribe for, each up to 10,000,000 the Class A ordinary shares (pre-reverse split) of the company, each at the subscription price, which equals to the lesser of (i) the average closing price of the Class A ordinary shares during the for the three consecutive trading days commencing on the applicable Advance Notice Date (as defined in the Subscription Agreement), or (ii) $1.12. Any proceeds that the company receives under the subscription agreements are expected to be used for the repayment of three promissory notes with an aggregate outstanding balance of approximately $6.75 million, the expansion of the business in the U.S., for the recruitment of personnel in the U.S. and for general corporate purpose.

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

On April 15, 2024, we entered into a warrant exchange agreement with a holder of warrants to purchase Class A ordinary shares, pursuant to which the holder agreed to surrender the Warrants for cancellation and we agreed, in exchange, to issue 0.5 restricted Class A ordinary shares for each Warrant. The holder owned 50,071 warrants at the time of entering into the warrant exchange agreement, and received 25,036 restricted Class A ordinary shares (pre-reverse split) upon closing.

On July 31, 2024, we entered into a securities purchase agreement with an investor to sell in a registered direct offering an aggregate of 500,000 Class A ordinary shares (pre-2025 Reverse Stock Split) of the company. The gross proceeds from the offering were approximately $1.25 million, before offering expenses. We intend to use the net proceeds received from the Offering for general working capital purposes.

On September 25, 2024, we entered into a convertible promissory note purchase agreement with an institutional investor to purchase $990,000 of its convertible note (to purchase its class A ordinary shares (pre-2025 Reverse Stock Split) in a registered direct offering.

On October 16, 2024, we entered into a securities purchase agreement with several investors, pursuant to which the Company agreed to sell 310,592 Class A ordinary shares (pre-reverse split), at a per share purchase price of $0.48. The gross proceeds to the Company from this offering are approximately $150,000, before deducting any fees or expenses.

On November 14, 2024, the Company entered into a securities purchase agreement with several investors, pursuant to which the Company agreed to sell 2,040,816 Class A ordinary shares (pre-reverse split), at a per share purchase price of $0.49. The gross proceeds to the Company from this offering are approximately $1,000,000, before deducting any fees or expenses.

On November 19, 2024, we entered into a convertible promissory note purchase agreement with an institutional investor to purchase $990,000 of its convertible note to purchase Class A ordinary shares in a registered direct offering.

On December 30, 2024, the Company entered into a securities purchase agreement with several investors, pursuant to which the Company agreed to sell 2,130,177 Class A ordinary shares (pre-2025 Reverse Stock Split), at a per share purchase price of $0.17. The gross proceeds to the Company from this offering are approximately $360,000, before deducting any fees or expenses.

On January 8, 2025, the Company entered into a securities purchase agreement with several investors, pursuant to which the Company agreed to sell 1,656,805 Class A ordinary shares (pre-2025 Reverse Stock Split), at a per share purchase price of $0.17. The gross proceeds to the Company from this offering are approximately $135,000, before deducting any fees or expenses.

On January 15, 2025, the Company entered into a securities purchase agreement with several investors, pursuant to which the Company agreed to sell 1,301,775 Class A ordinary shares (pre-2025 Reverse Stock Split), at a per share purchase price of $0.17. The gross proceeds to the Company from this offering are approximately $96,000, before deducting any fees or expenses.

On April 1, 2025, we announced the 2025 Reverse Stock Split (a one-for-forty (1-40) reverse stock split of our Class A Ordinary Shares). The 2025 Reverse Stock Split was effective at 4:01 p.m. (ET) on Thursday, April 3, 2025, and our Class A Ordinary Shares began trading on a split-adjusted basis on April 4, 2025. On July 8, 2025, the Company entered into a securities purchase agreement with several investors, pursuant to which the Company agreed to sell 360,000 Class A ordinary shares, at a per share purchase price of $3.06. The gross proceeds to the Company from this offering are approximately $1,100,000, before deducting any fees or expenses.

On July 24, 2025, the Company entered into a Note Purchase Agreement with an investor, pursuant to which the Company issued an unsecured promissory note with an aggregate commitment of up to $50,000,000 (the “Commitment Amount”). On July 24, 2025, the investor funded an initial pre-paid purchase in the principal amount of $2,427,500, which included an original issue discount of $157,500, and bears interest at a rate of 8% per annum. In addition, the Company agreed to pay the investor $20,000 to reimburse legal fees, accounting expenses, due diligence, monitoring, and other transaction-related costs.

Cash flows from operating activities.

Our net cash used in operating activities was $ 1.7 million for the nine months ended September 30, 2025, a decrease of $ 9.2 million, as compared to $ 11.0 million for the nine months ended September 30, 2024. The decrease of cash outflow was mainly due to a decrease in cash outflow on loan receivables of $ 11.9 million, decrease in cash outflow on other receivables and prepayments of $ 7.1 million, and increase in cash inflow on taxes payables of $ 0.5 million, which were partly offset by an increase in operating cash outflow before working capital changes of $ 1.9 million, increased cash outflow on deferred revenue of $ 6.3 million, decreased cash inflow on accruals liabilities and other payables of $ 1.2 million and decreased cash inflow on trade payables of $ 0.9 million.

Our net cash used in operating activities was $ 15.5 million for the year ended December 31, 2024, an increase of $ 7.0 million as compared to $ 8.5 million for the year ended December 31, 2023. The increase of cash outflow was mainly due to an increase in cash outflow on loan receivables by $ 7.2 million, an increase in cash outflow on other receivables and prepayments by $ 4.3 million, and decreased cash inflow on taxes payables by $ 0.2 million, which were partly offset by a decrease in operating cash outflow before working capital changes by $ 2.0 million, increased cash inflow on trade payables by $ 1.3 million, increased cash inflow on accrued liabilities and other payables by $ 0.8 million and increased cash inflow on deferred revenue by $ 2.6 million. Also, there was cash inflow from operating activities of $ 2.0 million from our discontinued operations for the year ended December 31, 2023.

Cash flows from investing activities.

Net cash generated from investing activities for the nine months ended September 30, 2025 was $ 31,000, compared to net cash outflow of $ 0.7 million for the nine months ended September 30, 2024. The increase in cash inflow was mainly due to the increase in cash received from disposal of fixed assets by $ 0.3 million and decrease payment on acquisition of fixed assets by $ 2.0 million, which was partly offset by decreased collection of note receivable by $ 1.4 million and decreased restricted cash by $ 99,000.

Net cash used in investing activities for the year ended December 31, 2024 was $ 2.6 million, compared to a cash inflow of $ 2.6 million for the year ended December 31, 2023. The increase in cash outflow was mainly due to the acquisition of fixed assets by $ 4.2 million, which was partly offset by collection of note receivable by $ 1.5 million and decrease in restricted cash by $ 0.3 million.

Cash flows from financing activities.

Net cash generated from financing activities was $ 3.3 million for the nine months ended September 30, 2025, compared to $ 12.4 million for the nine months ended September 30, 2024. The decrease in cash inflow was primarily due to decreased cash inflow on equity finance of $ 5.5 million, decreased cash inflow on warrants exercised of $ 1.2 million, decreased cash inflow on proceeds from promissory note by $ 2.4 million, decreased cash inflow on advance from related parties by $ 0.2 million, and decreased cash inflow on additional paid in capital by $ 0.3 million, which was partly offset by decreased cash outflow on repayment of promissory note by $ 0.8 million.

Net cash generated from financing activities was $ 19.0 million for the year ended December 31, 2024, compared to $ 6.0 million for the year ended December 31, 2023. The increase in cash inflow was primarily due to an increase in the proceeds from warrants exercised by $ 1.2 million, an increase in the equity financing by $ 4.7 million, increase in proceeds from promissory note by $ 4.6 million and decrease in cash outflow on due from related party by $ 1.3 million, which was partly offset by increase in payment for lease liabilities by $ 0.3 million and repayment of promissory note by $ 0.8 million. For the year ended December 31, 2023, net cash used in financing activities includes a cash outflow of $ 2.0 million from our discontinued operations, respectively.

Cash and bank balances were $ 1.9 million as of September 30, 2025, compared to $ 1.0 million as of December 31, 2024.

As of September 30, 2025, our total outstanding note payables amounts were $ 2.4 million.

There were no commitments for advertising and insurance expenditure as of September 30, 2025.

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

Credit Management

Capital Expenditures

Historically, our capital expenditures primarily consist of expenditures on plant and equipment. The capital expenditures for the nine months ended September 30, 2025 and for the years ended December 31, 2024 and 2023 were $ 0.4 million, $ 4.2 million, and $ 71,000, respectively.

Contractual Obligations

Our contractual obligations consist mainly of debt obligations, operating lease obligations and other purchase obligations and commitments, and will be paid off with our cash flow from operations. The following table sets forth a breakdown of our contractual obligations (including both interest and principal cash flows) as of September 30, 2025:

	Payment Due by Period
		Less than 1	1-3	3-5	More than 5
	Total	year	years	years	years
Lease liabilities	1,402	463	715	224	—
Promissory note	2,428	2,428	—	—	—
Total	3,830	2,891	715	224	—

Off-Balance Sheet Arrangements

We do not have any outstanding off-balance arrangements and have not entered into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

Impact of Inflation

The general annual inflation rate in China was approximately 2.0% annualized over the Transition Period in 2025, and 3.2% in 2024 according to the National Bureau of Statistics. Our results of operations may be affected by inflation, particularly rising prices for energy, labor costs, raw materials and other operating costs. If China’s inflation increases, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.

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

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company’s exposure to credit risk arises primarily from cash and bank balances, trade receivables, other receivables, note receivables and loan receivables. For all receivables, the Company adopts the policy of dealing only with customers of appropriate credit history to mitigate credit risk. For other financial assets, the Company adopts the policy of dealing only with high credit quality counterparties .

As the Company does not hold any collateral, the maximum exposure to credit risk for each class of financial assets is the carrying amount of that class of financial assets presented on the consolidated statements of financial position.

Cash and bank balances

Our bank deposits are placed with reputable banks in the PRC, Hong Kong and the United States. The credit exposure of our cash and bank balances (excluding restricted cash) as of September 30, 2025 and 2024 were nil and nil, respectively.

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

Other receivables

Other receivables mainly comprise interest receivables, refundable prepaid expenses, and advances to employees. The Company’s exposure to credit risk in respect of these balances is limited. The Company monitors credit risk by performing periodic assessments of the creditworthiness of the relevant counterparties.

Loan receivables

Loan receivables mainly comprise loan to third party. The Company’s exposure to credit risk in respect of these balances is limited. The Company monitors credit risk by performing periodic assessments of the creditworthiness of the relevant counterparties.

Note receivables

Note receivables mainly consist of balances due from the sale of subsidiaries. The Company is exposed to credit risk arising from these balances, which is managed through periodic evaluations of the credit standing of the relevant counterparties.

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

The table below summarizes the maturity profile of the liabilities based on contractual undiscounted payments:

	As of September 30, 2025
		More than 1
		year but less
	Within 1 year	than 5 years	Total
	USD’000	USD’000	USD’000
Trade payables	1,930	—	1,930
Amounts owed to related parties	391	—	391
Lease liabilities	463	939	1,402
Note payables	2,428	—	2,428
Total	5,212	939	6,151

(iii)	Foreign currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk arises when transactions are denominated in foreign currencies.

Majority of our operations are conducted in the PRC. As such, our operations are not exposed to exchange rate fluctuation.

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

Useful lives and impairment assessment of plant and equipment

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

Impairment loss recognized in respect of plant and equipment

As of September 30, 2025, the net carrying amount of plant and equipment was approximately $ 3,295,000 (2024: $ 4,138,000). No impairment loss was recognized for the nine months ended September 30, 2025 and for the years ended December 31, 2024 and 2023. Determining whether plant and equipment are impaired requires an estimation of the recoverable amount of the plant and equipment. Such an estimate was based on certain assumptions which are subject to uncertainty and might materially differ from the actual results.

Income tax

The Company has exposure to income taxes in the PRC, HK and United State of American. Significant judgment is required in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The carrying amounts of the Company’s income tax payables (Note 17) as of September 30, 2025 and December 31, 2024 were nil and USD 7,000, respectively.

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

Impairment of trade and other receivables

The Company recognizes a loss allowance for expected credit loss (“ECL”) on financial assets which are subject to impairment under IFRS 9 (including trade and other receivables, note receivables and loan receivables, cash and bank balances). The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessment is done based on the Company’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

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

The Company recognized allowance of credit losses for other receivables of USD 175,000 for the nine months ended September 30, 2025, and USD nil and USD nil during the years ended December 31, 2024 and 2023, respectively. The net carrying amounts of the Company’s other receivables and prepayments as of September 30, 2025 and December 31, 2024 were USD 5,287,000 and USD 6,989,000, respectively.

Net realizable value of inventories

Net realizable value of inventories is the management’s estimation of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of a similar nature. It could change significantly as a result of various market factors. The net carrying amounts of the Company’s inventories as of September 30, 2025 and December 31, 2024 were USD 5,000 and USD nil, respectively.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our current directors and executive officers are:

Name	Age	Position
Tingting Zhang	30	Director and Chief Executive Officer
Xiaoying Song	34	Director and Chief Financial Officer
Ze Yang (1)(2)(3)(4)	38	Director
Ishak Han(1)(2)(3)	37	Chair of the Board
Song Chungen (1)(2)(3)	48	Director
Junjie Dong	38	Executive Director and Corporate Secretary
Cong Zhang	31	Director

(1)	Member of audit committee

(2)	Member of compensation committee

(3)	Member of nominations committee

(4)	Audit committee financial expert

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

Mr. Cong Zhang has been serving as the vice president of business at Sichuan Jindouyun Law Firm, a legal service provider, from 2023 till now, where he oversees the firm’s business development and client management. From 2019 to 2022, he worked as the project director at Anhui Fengtai Environmental Technology Co., Ltd., an environmental technology company. From 2016 to 2018, he served as operations supervisor at Chongqing Huaxun Business Information Consulting Co., Ltd., a business consulting firm. Mr. Zhang holds a bachelor’s degree in Engineering Management from Chongqing Technology and Business University Rongzhi College.

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

Director Compensation

The following table sets forth all of the compensation paid by us or our significant subsidiaries during the Transition Period 2025 to each of our non-employee directors for such person’s service as a director (including contingent or deferred compensation accrued during the Transition Period in 2025):

		Value of
	Compensation	Stock (1)
Name and Principal Position	USD	USD	Total USD
Junjie Dong	-	130,000	130,000
Tingting Zhang		130,000	130,000
Chungen Song	-	130,000	130,000
Ishak Han		130,000	130,000
Xiaoying Song		130,000	130,000
Ze Yang	-		-
Cong Zhang		-	-

(1)	The company issued 50,000 Class B ordinary shares to the directors each, Junjin Dong, Tingting Zhang, Chungen Song, Ishak Han and Xiaoying Song as compensation.

Executive Officers

The following table sets forth all of the compensation paid by us or our significant subsidiaries during the Transition Period to each of our officers for such person’s service as an officer (including contingent or deferred compensation accrued during the Transition Period, but not including any amounts paid to such persons for their services as directors):

			Value of Stock
	Salary	Bonus	Compensation		Total
Name and Principal Position	USD	USD	USD		USD
Tingting Zhang, CEO	6,644		180,000	(1)	186,644
Xiaoying Song, CFO			180,000	(2)	180,000

(1)	Tingting Zhang received 41,711 Class A Ordinary Shares as her compensation during the Transition Period ended on September 30, 2025.

(2)	Xiaoying Song received 64,877 Class A Ordinary Shares as her compensation during the Transition Period ended on September 30, 2025.

Retirement Benefits

As of September 30, 2025, we have contributed to the government-mandated employee welfare and retirement benefit plan and provided pension, retirement or similar benefits to its employees. The PRC regulations require us to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. We have no further commitments beyond our monthly contribution.

Employment Agreements

We entered into employment agreements with the following officers: Tingting Zhang, CEO and Xiaoying Song, CFO,

●	The term of the employment agreements is three years (November 3, 2024 to November 2, 2027 for Tingting Zhang), three years (December 31, 2024 to December 30, 2027 for Xiaoying Song).

●	From November 3, 2024, Tingting Zhang received compensation of USD 20,000 compensation shares per month.

●	From December 31, 2024 Xiaoying Song received compensation of USD20,000 compensation shares per month.

●	We may dismiss any of the above officers if any of the following events occurs with respect to the officer: (1) failure to show up for work, (2) failure to provide required documents, (3) falsification of documents, criminal record, etc., (4) serious violation of such officers’ labor rules and of regulations, (5) serious lapse of duties and responsibilities, (6) activities that violate regulations, resulting in loss of more than RMB 4,000, (7) operation of his own business during the term of his employment, (8) criminal prosecution and labor punishment, (9) request by the officer to resign, (10) causing us to sign or change any contract through fraud, coercion and other fraudulent means, or (11) other situations stipulated by law and statutes.

●	Each officer is subject to the non-compete provisions of the agreement for a period of three years following termination of the employment agreement and non-solicitation provisions of the agreement for a period of two years following termination of the employment agreement.

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

Antelope Enterprise Holdings Limited 2025 Equity Compensation Plan

On May 14, 2025, the Board of Directors of the Company (the “Board”) approved the 2025 Equity Compensation Plan (the “Plan”) is to attract and retain outstanding individuals as employees, directors and consultants of the Company and its subsidiaries, to recognize the contributions made to the Company and its Subsidiaries by such individuals and to provide them with additional incentive to expand and improve the profits and achieve the objectives of the Company

The 2025 Plan is administered by the Board. The Board, in its sole discretion, will determine the eligible individuals to whom, and the time or times at which awards will be granted, the form and amount of each award, the expiration date of each award, the time or times within which the awards may be exercised, the cancellation of the awards and the other limitations, restrictions, terms and conditions applicable to the grant of the awards.

The total number of shares that may be issued under the 2025 Plan is (i) initially 280,000Class A ordinary shares. The Board may, in its discretion, (a) grant shares under the 2025 Plan to any participant without consideration from such Participant or (b) sell shares under the 2025 Plan to any participant for such amount of cash, shares or other consideration as the Board deems appropriate. Notwithstanding any of the provisions of the 2025 Plan or any outstanding award agreement, upon a Change in Control of the Company, the Board is authorized and has sole discretion to provide that all restrictions applicable to all awards shall terminate or lapse in order that Participants may fully realize the benefits thereunder. Awards granted under the 2025 Plan, and any rights and privileges pertaining thereto, may not be transferred, assigned, pledged or hypothecated in any manner, or be subject to execution, attachment or similar process, by operation of law or otherwise, other than by will or by the laws of descent and distribution. The Board may terminate, suspend, or amend the Plan, in whole or in part, from time to time. The Board also has the authority to amend any award agreement at any time.

The Company has filed a Form S-8 (File No. 333-287282) to register the 2025 Equity Incentive Plan and has issued 265,602 Class A ordinary shares pursuant to this S-8 as of the date of this transition report.

Clawback Policy

We have adopted a policy, effective from December 1, 2023, for the recovery of erroneously awarded incentive-based compensation (the “Clawback Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers in the event of material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. A copy of the Clawback Policy is filed as Exhibit 97.1 to this Transition Report on Form 20-F.

C. Board Practices

The term of each director is until their resignation or removal.

Our board of directors has established an audit committee, a compensation committee and a governance and nominating committee.

Audit Committee. The audit committee consists of Ze Yang (Chair and the Audit Committee financial expert), Song Chungen and Ishak Han.

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

A copy of the audit committee charter is available on our website at http://aehltd.com/Corporate-Governance.html. The information contained on our website is not a part of this transition report.

Compensation Committee. Our compensation committee consists of Ishak Han (Chair), Song Chungen and Ze yang. Our board of directors adopted a compensation committee charter, providing for the following responsibilities of the compensation committee:

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

A copy of the compensation committee charter is available on our website at http://aehltd.com/Corporate-Governance.html. The information contained on our website is not a part of this transition report.

Governance and Nominating Committee. Our governance and nominating committee consists Ishak Han (Chair), Song Chungen and Ze Yang. Our board of directors adopted a governance and nominating committee charter, providing for the following responsibilities of the governance and nominating committee:

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

A copy of the governance and nominating committee charter is available on our website at http://aehltd.com/Corporate-Governance.html. The information contained on our website is not a part of this transition report.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this transition report.

Board Diversity Matrix
Country of Principal Executive Offices:	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

D.	Employees

The table below provides information as to the total number of employees at the end of the Transition Period and the prior two fiscal years. We have no contracts or collective bargaining agreements with labor unions and have never experienced work stoppages due to labor dispute. We consider our relations with our employees to be good.

	2023	2024	2025*
Number of Employees	43	66	40

* Transition Period ended September 30, 2025.

E.	Share Ownership

See Item 7 below.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

None.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

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

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 6,693,381 Class A ordinary shares and 2,555,497 Class B ordinary shares issued and outstanding as of December 15, 2025.

	Class A Ordinary Shares	%	Class B Ordinary Shares	%	% of Total Voting Power (1)
Directors and Executive Officers:
Ishak Han	3,313	0.05%	50,000	1.96%	1.74%
Song Chungen	-	0.32%	50,000	1.96%	1.73%
Tingting Zhang	21,326	0.32%	50,000	1.96%	1.77%
Xiaoying Song	21,326	-	50,000	1.96%	1.77%
Ze Yang	-	-	-	-	-
Junjie Dong	-	-	50,000	1.96%	1.73%
Cong Zhang	-	-	-	-	-
All directors and executive officers as a group (6 individuals)	45,965	2.11%	250,000	9.78%	8.73%
5% Shareholders
Weilai (Will) Zhang (2)			2,305,497	90.22%	79.77%

*	Less than 1% of our total outstanding shares.

Unless otherwise indicated, the business address of each of the individuals The business address of each party described above is Suite 7540, The Empire State Building, 350 Fifth Avenue, New York, New York 10118.

(1) Each Class A ordinary share is entitled to one (1) vote, and each Class B ordinary share is entitled to twenty (20) votes. For the purpose of calculating the voting power of each beneficial owner, Class A ordinary shares subject to options that are exercisable as of December 15, 2025 or are exercisable within 60 days of December 15, 2025 are deemed to be outstanding and to be beneficially owned by the person holding such options (but are not treated as outstanding for the purpose of calculating the voting power of any other person) and Class B ordinary shares are included on a non-converted basis only.

(2) The mailing address for this individual is 2302 Bldg. 2 Renheng, Binhewan No. 88, Jinjiang District, Chengdu, China.

B.	Related Party Transactions

Apart from those discussed elsewhere in these financial statements, the following are significant related party transactions entered into between the Company and its related parties at agreed rates:

Due from related parties

	Transition Period ending on September 30, 2025	Fiscal Year ending on December 31, 2024
	USD’000	USD’000
Liping Huang (CEO’s spouse)	-	-
Lei Deng (legal representative of one of the subsidiaries)	-	-
Xiaorong Yang (legal representative of one of the subsidiaries)	-	-

Total	-	-

From March 31, 2023 to June 27, 2023, Anhui Zhongjun Enterprise Management Co., Ltd (“Anhui Zhongjun”) borrowed RMB 36,780,000 from our subsidiary, Antelope Enterprise Holdings (Chengdu) Co., Ltd., pursuant to a loan agreement that provided for annual interest of 4.35%. The loan agreement was subsequently replaced by supplemental agreements. Mr. Zhang Yonghong, a former director of our subsidiary, Chengdu Future Talented Management and Consulting Co., Ltd.(“Chengdu”), was a director of Anhui Zhongjun at the time the loan was entered into. He subsequently resigned from his position as a director of Chengdu as well as his directorship with Anhui Zhongjun. Anhui Zhongjun’s shareholder is an unrelated third party.

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

On December 31, 2024, the Company assessed whether the credit risk on a financial instrument has increased significantly since initial recognition, and concluded no loss allowance for ECL needs to be recorded for due from related parties under IFRS 9 as a result of the guaranteed repayment from the Company’s senior officers.

Due to related parties

	September 30,2025	December 31, 2024
	USD’000	USD’000
Amounts owed to related parties	391	272

	391	272

As of September 30, 2025 and December 31, 2024, the Company had a loan of nil and $20,000 payable to Alex Ng Man Shek, a former director and corporate secretary of the Company. This loan is interest free, unsecured and repayable on demand.

As of September 30, 2025 and December 31, 2024, the Company had due to Weilai Zhang, (the Company’s former CEO) of $100,000 and $252,000, respectively, which bore no interest, unsecured and payable upon demand.

As of September 30, 2025 and December 31, 2024, the Company had due to Senner Enterprise Limited (shareholder of the Company) of $200,000 and nil, which bore no interest, unsecured and payable upon demand.

As of September 30, 2025 and December 31, 2024, the Company had due to Baiya international Group Inc (major shareholder of the Company also controls this Company) of $290,000 and nil, which bore no interest, unsecured and payable upon demand.

As of September 30, 2025 and December 31, 2024, the Company had due to Lei Deng (senior officer of the Company) of $1,270 and nil, which bore no interest, unsecured and payable upon demand.

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

We are a holding company incorporated in the British Virgin Islands operating our business through our subsidiaries in China. As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiary in Hong Kong, and the subsidiaries in China, for our cash and financing requirements. The payment of dividends to Antelope Enterprise by our Chinese subsidiaries is affected by means of dividends by those entities to their Hong Kong direct parent and a dividend by that Hong Kong entity to Antelope Enterprise. Such dividends are effected by resolution of the board of directors of each such entity (after provision for applicable tax obligations). China is a foreign exchange administration country. Capital injections, cross-border trade and services transactions settled in foreign exchange, overseas financing and profit repatriations are subject to the foreign exchange administration regulations. A Chinese subsidiary owned by foreign company must apply for registration of foreign exchange with the SAFE after the issuance of a business license and obtain a foreign exchange registration certificate. When the Chinese subsidiaries apply for repatriating dividends to foreign shareholders, it must submit the application form to SAFE with the proof that such dividends have been subjected to all applicable tax withholding. A Chinese subsidiary can only distribute dividends out of its accumulated profits, which means that any accumulated losses must be more than offset by its profits in other years, including the current year. Please refer to “Item 4 Information on the Company – History and Development of the Company - Cash Transfers Within Our Organization” for more information.

B.	Significant Changes

Except as disclosed elsewhere in this transition report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this transition report.

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

We incorporate by reference into this transition report the description of our amended and restated memorandum and articles of association and the description of differences in corporate laws, Exhibits 1.1 and 2.3.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this transition report on Form 20-F.

D.	Exchange controls

Under British Virgin Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E.	Taxation

The following summary of the material PRC and U.S. federal income tax consequences of the acquisition, ownership and disposition of Antelope Enterprise shares, sometimes referred to as “securities,” is based upon laws and relevant interpretations thereof in effect as of the date of this transition report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in Antelope Enterprise’ securities, such as the tax consequences under state, local and other tax laws. For purposes of this discussion, references to “Antelope Enterprise,” “we,” “us” or “our” refer only to Antelope Enterprise Co., Ltd.

PRC Taxation

The following discussion summarizes the material PRC income tax considerations relating to the acquisition, ownership and disposition of Antelope Enterprise’ securities. You should consult with your own tax adviser regarding the PRC tax consequences of the acquisition, ownership and disposition of Antelope Enterprise’ securities.

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

As of the date of this transition report, there has not been a definitive determination by Antelope Enterprise, Success Winner or the PRC tax authorities as to the “resident enterprise” or “non-resident enterprise” status of Antelope Enterprise and Success Winner. However, since it is not anticipated that Antelope Enterprise and Success Winner would receive dividends or generate other income in the near future, Antelope Enterprise and Success Winner are not expected to have any income that would be subject to the 25% enterprise income tax on worldwide taxable income in the near future. Antelope Enterprise and Success Winner will make any necessary tax payment if Antelope Enterprise or Success Winner (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that Antelope Enterprise or Success Winner is a resident enterprise under the EIT Law, and if Antelope Enterprise or Success Winner were to have income in the future.

Dividends that Non-PRC Resident Investors Receive From Antelope Enterprise; Gain on the Sale or Transfer of Antelope Enterprise’ Securities

If we are determined to be a resident enterprise under the EIT Law and dividends payable to (or gains realized by) Antelope Enterprise’ investors that are not tax residents of the PRC (“non-resident investors”) are treated as income derived from sources within the PRC, then the dividends that the non-resident investors receive from us and any such gain derived by such investors on the sale or transfer of Antelope Enterprise’ securities may be subject to income tax under the PRC tax laws.

Under the PRC tax laws, PRC withholding tax at the rate of 10% is applicable to dividends payable to non-resident investors that are enterprises, but not individuals, and that (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends are deemed to be sourced within the PRC. Similarly, any gain realized on the transfer of Antelope Enterprise’ securities by such investors also is subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC.

The dividends paid by us to such non-resident investors with respect to Antelope Enterprise’ securities, or gain such non-resident investors may realize from the sale or transfer of Antelope Enterprise’ securities, may be treated as PRC-sourced income and, as a result, may be subject to PRC tax at a rate of 10%. In such event, Antelope Enterprise may be required to withhold a 10% PRC tax on any dividends paid to such non-resident investors. In addition, such non-resident investors in Antelope Enterprise’ securities may be responsible for paying PRC tax at a rate of 10% on any gain realized from the sale or transfer of Antelope Enterprise’ securities if such non-resident investors and the gain satisfy the requirements under the PRC tax laws. However, under the PRC tax laws, Antelope Enterprise would not have an obligation to withhold PRC income tax in respect of the gains that such non-resident investors (including U.S. enterprise investors) may realize from the sale or transfer of Antelope Enterprise’ securities. Also, if Antelope Enterprise is determined to be a “resident enterprise,” its non-resident investors who are individuals may also be subject to potential PRC individual income tax at a rate of 20% with respect to dividends received from Antelope Enterprise and/or gains derived by them from the sale or transfer of Antelope Enterprise’ securities.

If Antelope Enterprise were to pay any dividends in the future, and if Antelope Enterprise (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that Antelope Enterprise must withhold PRC tax on any dividends payable by Antelope Enterprise under the PRC tax laws, Antelope Enterprise will make any necessary tax withholding on dividends payable to its non-resident investors. If non-resident investors as described under the PRC tax laws (including U.S. investors) realize any gain from the sale or transfer of Antelope Enterprise’ securities and if such gain were considered as PRC-sourced income, such non-resident investors would be responsible for paying the applicable PRC income tax on the gain from the sale or transfer of Antelope Enterprise’ securities. As indicated above, under the PRC tax laws, Antelope Enterprise would not have an obligation to withhold PRC income tax in respect of the gains that non-resident investors (including U.S. investors) may realize from the sale or transfer of Antelope Enterprise’ securities.

On December 10, 2009, the SAT released Circular Guoshuihan No. 698 (“Circular 698”) that reinforces the taxation of certain equity transfers by non-resident investors through overseas holding vehicles. Circular 698 addresses indirect equity transfers as well as other issues. Circular 698 is retroactively effective from January 1, 2008. According to Circular 698, where a non-resident investor who indirectly holds an equity interest in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers an equity interest in the PRC resident enterprise by selling an equity interest in the offshore holding company, and the latter is located in a country or jurisdiction where the actual tax burden is less than 12.5% or where the offshore income of its residents is not taxable, the non-resident investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days of the execution of the equity transfer agreement. The tax authorities in charge will evaluate the offshore transaction for tax purposes. In the event that the PRC tax authorities determine that such transfer is abusing forms of business organization and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form. A reasonable commercial purpose may be established when the overall international (including U.S.) offshore structure is set up to comply with the requirements of supervising authorities of international (including U.S.) capital markets. If the SAT’s challenge of a transfer is successful, it may deny the existence of the offshore holding company that is used for tax planning purposes and subject the seller to PRC tax on the capital gain from such transfer. Since Circular 698 has a short history, there is uncertainty as to its application. Antelope Enterprise (or a non-resident investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that Antelope Enterprise (or such non-resident investor) should not be taxed under Circular 698, which could have a material adverse effect on Antelope Enterprise’ financial condition and results of operations (or such non-resident investor’s investment in Antelope Enterprise).

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

Penalties for Failure to Pay Applicable PRC Income Tax

A non-resident investor in us may be responsible for paying PRC tax on any gain realized from the sale or transfer of Antelope Enterprise’ securities if such non-resident investor and the gain satisfy the requirements under the PRC tax laws, as described above.

According to the EIT Law and its implementing rules, the PRC Individual Income Tax Law and its implementing rules, the PRC Tax Administration Law (the “Tax Administration Law”) and its implementing rules, the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprise (the “Administration Measures”) and other applicable PRC laws or regulations (collectively the “Tax Related Laws”), where any gain derived by a non-resident investor from the sale or transfer of Antelope Enterprise’ securities is subject to any income tax in the PRC, and such non-resident investor fails to file any tax return or pay tax in this regard pursuant to the Tax Related Laws, such investor may be subject to certain fines, penalties or punishments, including without limitation: (1) if the non-resident investor fails to file a tax return and present the relevant information in connection with tax payments, the competent tax authorities shall order it to do so within the prescribed time limit and may impose a fine up to RMB 2,000, and in egregious cases, may impose a fine ranging from RMB 2,000 to RMB 10,000; (2) if the non-resident investor fails to file a tax return or fails to pay all or part of the amount of tax payable, the non-resident investor shall be required to pay the unpaid tax amount payable, a surcharge on overdue tax payments (the daily surcharge is 0.05% of the overdue amount, beginning from the day the deferral begins) and a fine ranging from 50% to 500% of the unpaid amount of the tax payable; (3) if the non-resident investor fails to file a tax return and to pay the tax within the prescribed time limit according to the order by the PRC tax authorities, the PRC tax authorities may collect and check information about the income receivable by the non-resident investor in the PRC from other payers (the “Other Payers”) who will pay amounts to such non-resident investor, and send a “Notice of Tax Issues” to the Other Payers to collect and recover the tax payable and overdue fines imposed on such non-resident investor from the amounts otherwise payable to such non-resident investor by the Other Payers; (4) if the non-resident investor fails to pay the tax payable within the prescribed time limit as ordered by the PRC tax authorities, a fine may be imposed on the non-resident investor ranging from 50% to 500% of the unpaid tax payable, and the PRC tax authorities may, upon approval by the director of the tax bureau (or sub-bureau) of, or higher than, the county level, take the following compulsory measures: (i) notify in writing the non-resident investor’s bank or other financial institution to withhold from the account thereof for payment of the amount of tax payable, and (ii) detain, seal off, or sell by auction or on the market the non-resident investor’s commodities, goods or other property in a value equivalent to the amount of tax payable; or (5) if the non-resident investor fails to pay all or part of the amount of tax payable or surcharge for overdue tax payment, and cannot provide a guarantee to the PRC tax authorities, the tax authorities may notify the frontier authorities to prevent the non-resident investor or its legal representative from leaving the PRC.

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of Antelope Enterprise’ securities.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of Antelope Enterprise’ securities that is for U.S. federal income tax purposes:

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

A beneficial owner of our securities that is described above is referred to herein as a “U.S. Holder.” If a beneficial owner of Antelope Enterprise’ securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended, or the “Code,” its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder of Antelope Enterprise’ securities based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold Antelope Enterprise’ securities as capital assets within the meaning of Section 1221 of the Code. This discussion also does not address the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or financial services entities;

●	broker-dealers;

●	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	certain expatriates or former long-term residents of the United States;

●	persons that actually or constructively own 5% or more of Antelope Enterprise’ voting shares;

●	persons that acquired Antelope Enterprise’ securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

●	persons that hold Antelope Enterprise’ securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	controlled foreign corporations; or

●	passive foreign investment companies.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws, or, except as discussed herein, any tax reporting obligations of a holder of Antelope Enterprise’ securities. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold Antelope Enterprise’ securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of Antelope Enterprise’ securities, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) in respect to the Antelope Enterprise’ securities and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of such securities will be in U.S. dollars.

Antelope Enterprise has not sought, and will not seek, a ruling from the Internal Revenue Service, or “IRS,” or an opinion of counsel, as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

U.S. Holders

Taxation of Cash Distributions Paid on Shares

Subject to the passive foreign investment company, or “PFIC,” rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on the shares of Antelope Enterprise. A cash distribution on such shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of current or accumulated earnings and profits of Antelope Enterprise (as determined for U.S. federal income tax purposes). Such dividend generally will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The portion of such cash distribution, if any, in excess of such earnings and profits will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted basis in its shares in Antelope Enterprise. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such shares.

With respect to non-corporate U.S. Holders, such dividends may be subject to U.S. federal income tax at the lower applicable regular long-term capital gains tax rate (see “—Taxation on the Disposition of Securities” below) provided that (1) the shares of Antelope Enterprise are readily tradable on an established securities market in the United States or, in the event Antelope Enterprise is deemed to be a Chinese “resident enterprise” under the EIT Law, Antelope Enterprise is eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the “U.S.-PRC Tax Treaty,” (2) Antelope Enterprise is not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Stock Market. Although Antelope Enterprise’ shares are currently listed and traded on the NASDAQ Stock Market, it cannot guarantee that its shares will continue to be listed or traded on the NASDAQ Stock Market. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to the shares of Antelope Enterprise.

If a PRC income tax applies to any cash dividends paid to a U.S. Holder on the shares of Antelope Enterprise, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to such dividends, such U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Taxation on the Disposition of Securities

Upon a sale or other taxable disposition of the securities in Antelope Enterprise, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the securities.

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

If a PRC income tax applies to any gain from the disposition of the securities in Antelope Enterprise by a U.S. Holder, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to any gain, such U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, Antelope Enterprise’ securities, subject to certain limitations and exceptions. Under regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the qualified electing fund, or QEF, rules discussed below under “ Passive Foreign Investment Company Rules,” but would include distributions of earnings and profits from a QEF. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of Antelope Enterprise’ securities.

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

Based on the composition (and estimated values) of the assets and the nature of the income of Antelope Enterprise and its subsidiaries during its 2022 taxable year, Antelope Enterprise does not believe that it was treated as a PFIC for such year. However, because Antelope Enterprise has not performed a definitive analysis as to its PFIC status for its 2015 taxable year, there can be no assurance in respect to its PFIC status for such year. There also can be no assurance with respect to Antelope Enterprise’ status as a PFIC for its current (2023) taxable year or any future taxable year.

If Antelope Enterprise is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Antelope Enterprise’ shares and, the U.S. Holder did not make a timely QEF election for Antelope Enterprise’ first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) shares, a QEF election along with a purging election or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition of its shares; and

●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the shares of Antelope Enterprise during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the shares).

Under these rules:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the shares;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of the first taxable year of Antelope Enterprise in which Antelope Enterprise qualified as a PFIC will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to its shares in Antelope Enterprise by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder generally will be required to include in income its pro rata share of Antelope Enterprise’ net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which Antelope Enterprise’ taxable year ends if Antelope Enterprise is treated as a PFIC for that taxable year. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

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

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from Antelope Enterprise. Upon request from a U.S. Holder, Antelope Enterprise will endeavor to provide to the U.S. Holder, no later than 90 days after the request, such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that Antelope Enterprise will have timely knowledge of its status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to its shares in Antelope Enterprise, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for Antelope Enterprise’ first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a QEF election, along with a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of such shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF generally are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to Antelope Enterprise’ PFIC status will be made annually, an initial determination that it is a PFIC generally will apply for subsequent years to a U.S. Holder who held shares of Antelope Enterprise while it was a PFIC, whether or not it met the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for Antelope Enterprise’ first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) shares in Antelope Enterprise, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year of Antelope Enterprise that ends within or with a taxable year of the U.S. Holder and in which Antelope Enterprise is not a PFIC. On the other hand, if the QEF election is not effective for each of the taxable years of Antelope Enterprise in which Antelope Enterprise is a PFIC and during which the U.S. Holder holds (or is deemed to hold) shares in Antelope Enterprise, the PFIC rules discussed above will continue to apply to such shares unless the holder files on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that the U.S. Holder would otherwise recognize if the U.S. Holder had sold its shares for their fair market value on the “qualification” date. The qualification date is the first day of Antelope Enterprise’ tax year in which it qualifies as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its shares by the amount of the gain recognized and will also have a new holding period in the shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) shares in Antelope Enterprise and for which Antelope Enterprise is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its shares as long as such shares continue to be treated as marketable stock. Instead, in general, the U.S. Holder will include as ordinary income for each year that Antelope Enterprise is treated as a PFIC, the excess, if any, of the fair market value of its shares at the end of its taxable year over the adjusted tax basis in its shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its shares over the fair market value of its shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the shares in a taxable year in which Antelope Enterprise is treated as a PFIC generally will be treated as ordinary income. Special tax rules may apply if a U.S. Holder makes a mark-to-market election for a taxable year after the U.S. Holder holds (or is deemed to hold) the shares and for which Antelope Enterprise is determined to be a PFIC.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NASDAQ Stock Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although Antelope Enterprise’ shares are currently listed and traded on the NASDAQ Stock Market, it cannot guarantee that its shares will continue to be listed or traded on the NASDAQ Stock Market. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to the shares of Antelope Enterprise under their particular circumstances.

If Antelope Enterprise is a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC, a U.S. Holder of Antelope Enterprise’ shares generally should be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if Antelope Enterprise receives a distribution from, or disposes of all or part of its interest in, or the U.S. Holder were otherwise deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, Antelope Enterprise will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower- tier PFIC. However, there is no assurance that Antelope Enterprise will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election generally would not be available with respect to such a lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of shares in Antelope Enterprise should consult their own tax advisors concerning the application of the PFIC rules to such shares under their particular circumstances.

Non-U.S. Holders

Cash dividends paid or deemed paid to a Non-U.S. Holder in respect to its securities in Antelope Enterprise generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of securities in Antelope Enterprise unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

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

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on the securities of Antelope Enterprise within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of securities of Antelope Enterprise by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its securities and adjustments to that tax basis and whether any gain or loss with respect to such securities is long-term or short-term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in our securities.

Moreover, backup withholding of U.S. federal income tax at a rate of 28% generally will apply to dividends paid on the securities of Antelope Enterprise to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of securities of Antelope Enterprise by a U.S. Holder (other than an exempt recipient), in each case who (a) fails to provide an accurate taxpayer identification number; (b) is notified by the IRS that backup withholding is required; or (c) in certain circumstances, fails to comply with applicable certification requirements.

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

Foreign Currency Risk

As of September 30, 2025  nearly all of our monetary assets and monetary liabilities were denominated in RMB except for certain bank balances, bank borrowings and other payables which were denominated in US dollars. However, in the future, a proportion of our sales may be denominated in other currencies as we expand into overseas markets. In such circumstances, we anticipate our primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if we are required to use different currencies for various aspects of its operations.

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

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2025. Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of September 30, 2025were effective.

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

Material Weakness Identified During the evaluation and in connection with the audit process, management identified a material weakness in our internal control over financial reporting related to the controls over bank deposits (cash and cash equivalents). Specifically, the Company did not maintain effective controls to ensure timely reconciliation of bank accounts, and account opening and closing documentation was not consistently or adequately maintained and retained. These deficiencies in the design and operation of controls over cash management processes created a reasonable possibility that a material misstatement of the Company’s financial statements, particularly related to cash balances, bank reconciliations, and related disclosures, would not be prevented or detected on a timely basis.

Remediation Plan Management has developed and begun implementing a remediation plan to address this material weakness. The planned and ongoing actions include:

●	Implementing a standardized monthly bank reconciliation process with defined timelines, responsibilities, and supervisory review requirements to ensure all bank accounts are reconciled promptly and discrepancies are investigated and resolved.
●	Establishing enhanced policies and procedures for documenting and retaining all bank account opening and closing information, including approval authorizations, supporting documentation, and secure archiving in accordance with retention requirements.
●	Providing targeted training to relevant finance and treasury personnel on the updated cash control procedures.
●	Introducing additional monitoring and oversight, such as periodic independent reviews of reconciliations and account documentation by internal audit or designated personnel.
●	Enhancing system controls (where applicable) to automate certain reconciliation steps and flag exceptions for timely resolution.

Management expects to complete the design and implementation of these remedial controls during the current fiscal year and to test their operating effectiveness over subsequent periods. Until the remediation is complete and the controls are determined to be effective through testing, the material weakness will remain. Management, with oversight from the board of directors and audit committee, will continue to monitor the progress of the remediation efforts and report on updates as appropriate in future filings.

Management has concluded that, as of September 30, 2025, our internal control over financial reporting was not effective due to the material weakness described above.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, AssentSure PAC, has audited the effectiveness of our company’s internal control over financial reporting as of September 30, 2025, as stated in its report, which appears on page F-1 of this transition report on Form 20-F.

Changes in Internal Controls over Financial Reporting

During the nine months ended September 30, 2025, there were no changes in the company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect our company’s internal control over financial reporting.

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

Our Board of Directors has determined that Ms. Ze Yang is an audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F, and “independent” as that term is defined in the NASDAQ listing standards.

ITEM 16B.	CODE OF ETHICS.

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer. A copy of the Code of Business Conduct and Ethics is available on our website, http://aehltd.com/Corporate-Governance.html. The information on our corporate website is not a part of this transition report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate billed fees, for the periods indicated:

	Transition Period ending September 30,	Fiscal Year ending December 31,	Fiscal Year ending December 31,
	2025	2024	2023
	USD’000	USD’000	USD’000
Audit Fees – AssentSure PAC	168	-	-
Audit Related Fees– AssentSure PAC	13	-	-
Audit Fees – ARK PRO CPA & CO	-	237	51
Audit Related Fees– ARK PRO CPA & CO	47	-	-
Audit Fees – Centurion ZD CPA & Co.	-	25	241
Audit Related Fees– Centurion ZD CPA & Co.	-	10	-
Tax Fees	-	-	-
All Other Fees	-	-	-
Total Fees	228	272	292

Audit Fees

AssentSure PAC’s audit fees for 2024 consisted of fees in relation to the audit of our financial statements for the year ended December 31, 2024.

ARK PRO CPA & CO’s audit fees for 2023 and 2024 consisted of fees in relation to the audit of our financial statements for the year ended December 31, 2023.

Centurion ZD CPA & Co.’s audit fees for 2023 and 2024 consisted of fees in relation to the audit of our financial statements for the year ended December 31, 2022.

Audit Related Fees

AssentSure PAC’s audit related fees for 2024 consisted of fees in relation to the audit of our financial statements for the year ended December 31, 2024.

ARK PRO CPA & CO’s audit related fees for 2025 consisted of fees in relation to the audit of our financial statements for the fiscal year ended year ended December 31, 2023.

Centurion ZD CPA & Co. audited related fees for 2024 consisted of fees in relation to the audit of our financial statements for the year ended December 31, 2022.

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

On February 17, 2025, the Company dismissed its independent registered public accounting firm, ARK PRO CPA & CO, and appointed AssentSure PAC as its new independent registered public accounting firm to audit and review the Company’s financial statements for the fiscal year ended December 31, 2024. ARK PRO CPA & CO’s report on the Company’s consolidated financial statements as of and for either of the past fiscal years did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

The change of our independent registered public accounting firm had been approved by our Board and the Audit Committee, and the decision was not made due to any disagreements between us and ARK PRO CPA & CO.

During the fiscal years ended December 31, 2023 and December 31, 2022 and the subsequent interim period through December 31, 2024, there have been no (i) disagreements between us and ARK PRO CPA & CO on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of ARK PRO CPA & CO would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.

We have also provided ARK PRO CPA & CO with a copy of the disclosures in Form 6-K filed with the Commission on February 20, 2025, as amended by the Form 6-K/A filed with the Commission on February 24, 2025, and here under this Item 16F as required under Item 16F of Form 20-F and requested from ARK PRO CPA & CO a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of ARK’s letter dated February 20, 2025 was attached as Exhibit 16.1 in the Form 6-K/A filed with the Commission on February 24, 2025, and is filed as Exhibit 15.8 to this transition report on Form 20-F.

See the Form 6-K filed with the Commission on February 20, 2025 and the Form 6-K/A filed with the Commission on February 24, 2025 for more details.

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

Our insider trading policy applies to our personnel and personnel of our subsidiaries worldwide and provides guidelines relating to improper conduct by anyone that is employed by the company or otherwise associated with our company with respect to transactions in the securities of and non-disclosure of information regarding our company and its business. A copy of our insider trading policy is filed as exhibit 11.2 to this transition report, and is incorporated by reference herein.

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

As of the date of this transition report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this transition report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of Antelope Enterprise Holdings Limited, effective on February 23, 2023*

2.1	Specimen of Class A Ordinary Shares*

2.3	Description of Securities*

4.1	Form of Securities Purchase Agreement.*

4.2	2024 Incentive Award Plan*

4.3	Form of Securities Purchase Agreement dated September 30, 2022*

4.4	Form of Investor Warrant dated September 30, 2022*

4.5	Form of Placement Agent Warrant dated September 30, 2022*

4.6	Director Offer Letter dated December 1, 2022 *

4.7	Purchase Agreement, dated December 12, 2022*

4.8	Form of Promissory Note, dated December 12, 2022*

4.9	Share Purchase Agreement, dated December 30, 2022*

4.10	Form of Promissory Note*

4.11	Form of Securities Purchase Agreement, dated January 10, 2023*

4.12	Form of Securities Purchase Agreement, dated January 13, 2023*

4.13	Director Offer Letter to Weilai (Will) Zhang, dated February 24, 2023*

4.14	Form of Securities Purchase Agreement, dated March 30, 2023*

4.15	Form of Promissory Note*

4.16	Note Purchase Agreement, dated July 26, 2023*

4.17	Form of Securities Purchase Agreement*

4.18	Director Offer Letter to Ms. Xiaoying Song*

4.19	Director Offer Letter to Mr. Boyu Zhang*

4.20	Director Offer Letter to Mr. Junjie Dong*

4.21	The Note, dated January 29, 2024*

4.22	The Purchase Agreement, dated January 25, 2024*

4.23	The Pledge Agreement, dated January 25, 2024*

4.24	Form of Warrant Exchange Agreement*

4.25	Form of Securities Purchase Agreement*

4.26	Amended Employment Agreement with Weilai (Will) Zhang, dated April 3, 2023*

4.27	Form of Warrant Exchange Agreement*

4.28	Form of Warrant Exchange Agreement*

4.29	Securities Purchase Agreement, dated July 24, 2025 (incorporated by reference to Exhibit 99.1 furnished on Form 6-K filed with the Commission on July 29, 2025)*

8.1	List of Subsidiaries**

11.1	Code of Business Conduct and Ethics*

11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to the Registrant’s Annual Report on Form 20-F/A filed with the Commission on August 5, 2025).*

12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended. ***

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended. ***

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **

15.1	Consent of Assentsure PAC, an independent registered public accounting firm.**

15.2	Consent of ARK PRO CPA & CO., an independent registered public accounting firm.**

15.3	Consent of Sichuan Jindouyun Law Firm*

15.8	Letter of ARK PRO CPA & Co. dated February 20, 2025, regarding change in independent registered public accounting firm (incorporated by reference to Exhibit 16.1 of our form 6-K/A filed with the Commission on February 24, 2025).*

97.1	Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1*

101.1NS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed
**	Filed herein
***	Furnished herein

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transition report on its behalf.

ANTELOPE ENTERPRISE HOLDINGS LIMITED

January 29, 2026	By:	/s/ Tingting Zhang
	Name:	Tingting Zhang
	Title:	Chief Executive Officer (Principal Executive Officer)

ANTELOPE ENTERPRISE HOLDINGS LIMITED

January 29, 2026	By:	/s/ Xiaoying Song
	Name:	Xiaoying Song
	Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant in the capacities on January 29, 2026.

Name	Title

/s/ Tingting Zhang	Chief Executive Officer and Director
Tingting Zhang	(Principal Executive Officer)

/s/ Xiaoying Song	Chief Financial Offer and Director
Xiaoying Song	(Principal Accounting Officer and Principal Financial Officer)

/s/ Song Chungen	Director
Song Chungen

/s/ Ze Yang	Director
Ze Yang

/s/ Ishak Han	Director
Ishak Han

/s/ Junjie Dong	Director
Junjie Dong
/s/ Cong Zhang	Director
Cong Zhang

Assentsure PAC UEN – 201816648N 180B Bencoolen Street #03-01 The Bencoolen Singapore 189648 http://www.assentsure.com.sg

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of

Antelope Enterprise Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Antelope Enterprise Holdings Limited and its subsidiaries (collectively, the “Company”) as of September 30, 2025 and December 31, 2024, and the related consolidated statements of comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for nine months ended September 30, 2025 and year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of September 30, 2025 and December 31, 2024, and the consolidated results of its operations and its cash flows for the period ended September 30, 2025 and year ended December 31, 2024, in conformity with International Financial Reporting Standards.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ AssentSure PAC
Singapore
January 29, 2026
PCAOB ID Number 6783

We have served as the Company’s auditor since 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Antelope Enterprise Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Antelope Enterprise Holdings Limited and subsidiaries (the “Company”) as of December 31, 2023, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board.

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

Hong Kong, China

May 10, 2024

PCAOB Firm ID: 3299

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of September 30, 2025	As of December 31, 2024
	Notes	USD’000	USD’000

ASSETS AND LIABILITIES
NON-CURRENT ASSETS
Plant and equipment, net	12	3,295	4,138
Right-of-use assets, net	18	1,095	1,326
Security deposits		198	198
Note receivable	11	5,305	5,435
Total non-current assets		9,893	11,097

CURRENT ASSETS
Loan receivables	10	19,895	18,873
Inventories		5	-
Other receivables and prepayments	13	5,287	6,989
VAT receivable		10	-
Trade receivables		91	-
Cash and bank balances	14	1,927	1,047
Total current assets		27,215	26,909

Total assets		37,108	38,006

CURRENT LIABILITIES
Note payables	19	2,428	5,187
Amounts owed to related parties		391	272
Lease liabilities	18	346	348
Accrued liabilities and other payables	16	2,026	1,128
Taxes payables	17	827	315
Deferred revenue		1,459	2,612
Trade payables	15	1,930	831
Total current liabilities		9,407	10,693

NET CURRENT ASSETS		17,808	16,216

NON-CURRENT LIABILITY
Lease liabilities	18	808	1,072
Total non-current liability		808	1,072

Total liabilities		10,215	11,765

NET ASSETS		26,893	26,241

EQUITY
Reserves	21	26,657	25,553
Non-controlling interest		236	688

Total equity		26,893	26,241

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		NINE MONTHS ENDED SEPTEMBER 30,	YEARS ENDED DECEMBER 31,
		2025	2024	2023
	Notes	USD’000	USD’000	USD’000

Net sales	5	60,822	98,773	72,102

Cost of goods sold		(60,691)	(98,899)	(64,609)

Gross profit (loss)		131	(126)	7,493

Other income	5	1,016	2,102	526
Selling and distribution expenses		(1,121)	(548)	(7,399)
Administrative expenses		(7,159)	(10,755)	(12,576)
Finance costs	6	(1,185)	(1,240)	(138)
Other expenses		(2,897)	(9)	(170)

Loss before taxation	7	(11,215)	(10,576)	(12,264)

Income tax expense	8	(9)	(11)	(12)

Net loss for the period/year from continuing operations		(11,224)	(10,587)	(12,276)

Discontinued operations
Gain on disposal of discontinued operations		-	-	10,430
Loss from discontinued operations		-	-	(196)
Net loss for the period/year		(11,224)	(10,587)	(2,042)

Net loss attributable to:
Equity holders of the Company		(10,759)	(10,544)	(2,025)
Non-controlling interest		(465)	(43)	(17)
Net loss		(11,224)	(10,587)	(2,042)

Net loss attributable to the equity holders of the Company arising from:
Continuing operations		(10,759)	(10,544)	(12,258)
Discontinued operations		-	-	10,233

Other comprehensive loss
Exchange differences on translation of financial statements of foreign operations		(768)	(348)	(260)
Exchange differences on translation of financial statements of foreign operations - non-controlling interest		13	(49)	-

Total comprehensive loss		(11,979)	(10,984)	(2,302)

Total comprehensive loss attributable to:
Equity holders of the Company		(11,527)	(10,892)	(2,285)
Non-controlling interest		(452)	(92)	(17)
Total comprehensive loss		(11,979)	(10,984)	(2,302)

Total comprehensive (loss) income arising from:
Continuing operations		(11,979)	(10,984)	(12,535)
Discontinued operations		-	-	10,233
Weighted average number of ordinary shares outstanding used in computing basic loss per share*		4,350,566	2,057,331	55,505
Weighted average number of ordinary shares outstanding used in computing diluted loss per share*		4,351,817	2,070,859	64,743

(Loss) income per share attributable to the equity holders of the Company
Basic (USD)	9
— from continuing operations		(2.47)	(5.13)	(220.84)
— from discontinued operations		-	-	184.36
Diluted (USD)
— from continuing operations**		(2.47)	(5.13)	(220.84)
— from discontinued operations		-	-	158.06

*	reflected the 1-for-40 reverse split effective on April 3, 2025.
**	earnings per share for basic and diluted weighted average shares outstanding from continuing operations are the same due to anti-dilutive feature resulting from the net loss from continuing operations for the year

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Reverse recapitalization reserve	Merger reserve	Share-based payment reserves	Statutory reserve	Capital reserve	Retained earnings	Currency translation reserve	Total	Noncontrolling Interest	Total Equity
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Notes	20			22

Balance at January 1, 2023	112,821	(79,596)	9,257	20,348	21,238	9,614	(96,072)	2,468	78	797	875
Net loss for the year	-	-	-	-	-	-	(2,025)	-	(2,025)	(17)	(2,042)
Exchange difference on transaction of financial statements of foreign operations	-	-	-	-	-	-	-	(260)	(260)	-	(260)
Total comprehensive loss for the year	-	-	-	-	-	-	(2,025)	(260)	(2,285)	(17)	(2,302)
Issuance of new shares for equity financing	8,323	-	-	-	-	-	-	-	8,323	-	8,323
Conversion of long-term notes into common shares	520	-	-	-	-	-	-	-	520	-	520
Equity compensation - employee share-based compensation	104	-	-	6,881	-	-	-	-	6,985	-	6,985
Balance at December 31, 2023	121,768	(79,596)	9,257	27,229	21,238	9,614	(98,097)	2,208	13,621	780	14,401

Net loss for the year	-	-	-	-	-	-	(10,544)	-	(10,544)	(43)	(10,587)
Exchange difference on transaction of financial statements of foreign operations	-	-	-	-	-	-	-	(348)	(348)	(49)	(397)
Total comprehensive loss for the year	-	-	-	-	-	-	(10,544)	(348)	(10,892)	(92)	(10,984)
Issuance of new shares for equity financing	12,639	-	-	-	-	-	-	-	12,639	-	12,639
Warrants exercised	1,228	-	-	-	-	-	-	-	1,228	-	1,228
Conversion of long-term notes into common shares	2,618	-	-	-	-	-	-	-	2,618	-	2,618
Equity compensation - employee share-based compensation	348	-	-	5,991	-	-	-	-	6,339	-	6,339
Balance at December 31, 2024	138,601	(79,596)	9,257	33,220	21,238	9,614	(108,641)	1,860	25,553	688	26,241

Net loss for the period	-	-	-	-	-	-	(10,759)	-	(10,759)	(465)	(11,224)
Exchange difference on transaction of financial statements of foreign operations	-	-	-	-	-	-	-	(768)	(768)	13	(755)
Total comprehensive loss for the period	-	-	-	-	-	-	(10,759)	(768)	(11,527)	(452)	(11,979)
Issuance of new shares for equity financing	1,840	-	-	-	-	-	-	-	1,840	-	1,840
Conversion of long-term notes into common shares	8,612	-	-	-	-	-	-	-	8,612	-	8,612
Equity compensation - employee share-based compensation	-	-	-	2,179	-	-	-	-	2,179	-	2,179
Balance at September 30, 2025	149,053	(79,596)	9,257	35,399	21,238	9,614	(119,400)	1,092	26,657	236	26,893

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Nine Months Ended September 30,	Years Ended December 31,
		2025	2024	2023
	Notes	USD’000	USD’000	USD’000

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxation		(11,215)	(10,576)	(1,834)
Adjustments for
Amortization charge of right-of-use assets	18	231	235	-
Depreciation of plant and equipment		224	178	51
Gain on disposal of subsidiaries		-	-	(10,430)
Loan forgiveness by related party		-	-	(164)
Gain (loss) on disposal of plant and equipment		(250)	48	-
Loss on note payables	19	2,897	488	179
Interest expense on note payables	19	535	157	-
Standstill fee on note payables	19	9	185	96
Share based compensation	22	2,709	5,991	6,985
Interest expense on lease liabilities	18	113	147	-
Amortization of OID of convertible note	19	161	44	63
Operating cash flows before working capital changes		(4,586)	(3,103)	(5,054)
Increase in loan receivables		(1,022)	(12,377)	(5,193)
Increase in inventory		(5)	-	-
Increase (decrease) in other receivables and prepayments		2,643	(4,317)	(172)
Increase in trade receivables		(91)	-	-
Increase in taxes payables		502	26	228
(Decrease) increase in deferred revenue		(1,155)	2,585	27
Increase in accruals liabilities and other payables		861	875	103
Increase (decrease) in trade payables	15	1,129	831	(435)
Cash used in operations		(1,724)	(15,480)	(10,496)
Income tax paid	8	(9)	(3)	(20)
Net cash generated from operating activities from discontinued operations		-	-	1,994

Net cash used in operating activities		(1,733)	(15,483)	(8,522)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of plant and equipment	12	(381)	(4,202)	(71)
Decrease in notes receivables	11	130	1,514	1,328
Decrease in available-for-sale financial assets		-	99	1,105
Cash received from disposal of plant and equipment		282	-	-
Decrease in restricted cash		-	-	292
Net cash disposed as a result of disposal of subsidiaries		-	-	(36)

Net cash generated from (used in) investing activities		31	(2,589)	2,618

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment for lease liabilities	18	(342)	(250)	-
Insurance of share capital for equity financing	20	1,311	12,986	8,322
Warrants exercised	20	-	1,228	-
Proceeds from promissory note	19	2,250	5,620	1,003
Repayment of promissory note	19	-	(800)	-
Repayment to related parties	23	-	-	(1,320)
Advance from related parties	23	122	194	60
Net cash used in financing activities from discontinued operations		-	-	(2,020)

Net cash generated from financing activities		3,341	18,978	6,045

NET INCREASE IN CASH & CASH EQUIVALENTS		1,639	906	141
CASH & CASH EQUIVALENTS, BEGINNING OF PERIOD/YEAR		1,047	538	615
EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		(759)	(397)	(218)

CASH & CASH EQUIVALENTS, END OF PERIOD/YEAR		1,927	1,047	538

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

1. GENERAL INFORMATION

Antelope Enterprise Holdings Limited (“Antelope Enterprise” or the “Company”), formerly known as China Ceramics Co., Ltd (“CCCL”), is a British Virgin Islands company operating under the BVI Business Companies Act (2004) with its shares listed on the NASDAQ (“symbol: AEHL”). Its predecessor company, China Holdings Acquisition Corp (“CHAC”), was incorporated in Delaware on June 22, 2007, and was organized as a blank check company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that has its principal operations in Asia. The Company has no operations and has no assets or liabilities of consequence outside its investments in its operating subsidiaries. The head office of the Company is located at Junbing Industrial Zone, Jinjiang City, Fujian Province, the People’s Republic of China (“PRC”).

On November 20, 2009, CHAC merged with and into Antelope Enterprise, its wholly owned British Virgin Islands subsidiary, with Antelope Enterprise surviving the merger. On the same day, pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009 (the “acquisition agreement”), Antelope Enterprise acquired all of the outstanding securities of Success Winner Limited (“Success Winner”) held by Mr. Wong Kung Tok in exchange for US$10.00 and 5,743,320 (pre-reverse split) shares of Antelope Enterprise (the “Success Winner Acquisition”). The total number of issued and outstanding shares of Antelope Enterprise immediately after the acquisition was 8,950,171 (pre-reverse split) shares.

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

On February 27, 2024, Antelope USA acquired 100% ownership of AEHL US LLC (“AEHL US LLC”) for $0. AEHL US LLC is a Texas state LLC engaging in natural gas power generation and power station acquisitions and investments business. AEHL US LLC did not have material business activities prior to the acquisition by Antelope USA.

On October 10, 2024, Antelope Enterprise Holdings Limited incorporated a 100% owned subsidiary BTC Universal Media USA Inc (“BTC”) in Delaware. BTC is a holding company with no material operations yet.

On June 10, 2025, Antelope Enterprise Holdings Limited incorporated a 100% owned subsidiary AEHL BTC Inc (“AEHL BTC”) in Delaware. AEHL BTC is a holding company with no material operations yet.

On June 15, 2025, Antelope Enterprise Holdings Limited incorporated a 100% owned subsidiary AEHL Pte. Ltd. (“AEHL PTE”) in Singapore. AEHL PTE is a holding company with no material operations yet.

Since the ceramic tiles manufacturing business of the Company has experienced significant hurdles due to the significant slowdown of the real estate sector and the impacts of COVID-19 in China, the Company plans to divest its ceramic tiles manufacturing business, which is conducted through the Company’s subsidiaries, Stand Best, Hengda and Hengdali (the “Target”).

On December 30, 2022, Success Winner and an unaffiliated entity, New Stonehenge Limited, entered into a purchase agreement, pursuant to which, Success Winner agreed to sell 100% equity interests in Stand Best to New Stonehenge Limited, in exchange for a 5% unsecured promissory note with a principal amount of US$8.5 million. The promissory note will mature in four years and the 5% interest and principal amount on the note is to be paid in four annual installments. On February 21, 2023, the Company’s shareholders approved this transaction. On April 28, 2023, this transaction was closed. The Success Winner has transferred its ownership of the ceramic tile manufacturing business to the New Stonehenge Limited, and New Stonehenge Limited has become the 100% owner of Stand Best, which is 100% owner of Hengda, and Hengda is the 100% owner of Hengdali.

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

On April 3, 2025, the Company effected a 1-for-40 reverse split of its issued and outstanding Class A ordinary shares. The consolidated financial statements as of September 30, 2025 and December 31, 2024, and for the nine months ended September 30, 2025 and for the years ended December 31, 2024 and 2023 were retroactively restated to reflect this reverse split.

Antelope Enterprise Holdings Limited and its subsidiaries’ (the “Company”) corporate structure as of September 30, 2025 is as follows:

	Place and date of incorporation or establishment	Nominal value of issued ordinary share /registered		Percentage of equity attributable to the Company
Name	operations	capital		Direct	Indirect	Principal activities

Antelope Enterprise Holdings USA Inc	Delaware, USA, January 4, 2023	US$	1,000	100	—	Holding company

AEHL BTC Inc	Delaware, USA, June 10, 2025	US$	10	100	—	Holding company

AEHL Pte. Ltd.	Singapore, June 15, 2025	SGD	10,000	100	—	Holding company

BTC Universal Media USA Inc	Delaware, USA, October 31, 2024	US$	10,000	100	—	Film and television entertainment, internet celebrity economy, live streaming, e-commerce, games

Antelope US LLC	February 27, 2024	US$	1,000	—	100	Natural gas power generation and power station acquisitions and investments business

Success Winner Limited	British Virgin Islands, May 29, 2009	US$	1	100	—	Investment holding

Vast Elite Limited (note 1)	Hong Kong, September 22, 2017	HKD	1	—	100	Trading of building material

Antelope Enterprise (HK) Holdings Limited (note 1)	Hong Kong, December 3, 2019	HKD	10,000	—	100	Investment holding

Antelope Holdings (Chengdu) Co., Ltd (note 2)	PRC, May 9, 2020	USD	10,000,000	—	100	Business management and consulting services

Antelope Future (Yangpu) Investment Co., Ltd (note 3)	PRC, August 11, 2021	USD	10,000,000	—	100	Business management and consulting services

Antelope Ruicheng Investment (Hainan) Co., Ltd (note 4)	PRC, September 9, 2021	RMB	50,000,000	—	100	Business management and consulting services

Hainan Kylin Cloud Services Technology Co., Ltd (note 5)	PRC, September 18, 2021	RMB	5,000,000	—	51	Business management and consulting services

Hangzhou Kylin Cloud Services Technology Co., Ltd (note 6)	PRC, October 28, 2022	RMB	5,000,000	—	51	Business management and consulting services

Anhui Kylin Cloud Services Technology Co., Ltd (note 7)	PRC, November 2, 2022	RMB	5,000,000	—	51	Business management and consulting services

Wenzhou Kylin Cloud Services Technology Co., Ltd (note 8)	PRC, February 15, 2023	RMB	5,000,000	—	51	Business management and consulting services

Hubei Kylin Cloud Services Technology Co., Ltd (note 9)	PRC, August 15, 2023	RMB	5,000,000	—	51	Business management and consulting services

Jiangxi Kylin Cloud Services Technology Co., Ltd (note 10)	PRC, August 18, 2023	RMB	5,000,000	—	51	Business management and consulting services

Note:

1.	The registered capital of Vast Elite and Antelope HK had been fully paid up.
2.	Antelope Chengdu is allowed to pay the registered capital in full before April 13, 2060.

3.	Antelope Future is allowed to pay the registered capital in full before December 31, 2051.
4.	Antelope Ruicheng is allowed to pay the registered capital in full before December 31, 2051.
5.	Hainan Kylin is allowed to pay the registered capital in full before September 16, 2050.
6.	Hangzhou Kylin is allowed to pay the registered capital in full before October 21, 2042.
7.	Anhui Kylin is allowed to pay the registered capital in full before October 31, 2042.
8.	Wenzhou Kylin is allowed to pay the registered capital in full before February 15, 2043.
9.	Hubei Kylin is allowed to pay the registered capital in full before August 15, 2045.
10.	Jiangxi Kylin is allowed to pay the registered capital in full before August 15, 2053.

On December 17, 2025, the Board of Directors of the Company approved changing of the fiscal year-end of the Company from December 31 to September 30, effective September 30, 2025. Management believes this change aligns the Company’s reporting cycle with key operational milestones and performance and facilitates more timely business planning and preparation of its periodic reports required to be filed with the Securities and Exchange Commission. Accordingly, a transition report included in this form 20-F includes audited statements of comprehensive loss, cash flows, and shareholders’ equity for the nine-months ended September 30, 2025 and for each of the two years ended December 31, 2024 and 2023, as well as audited balance sheets as of September 30, 2025 and December 31, 2024.

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

The consolidated financial statements were approved and authorized for issue by the Board of Directors on January 29, 2026.

2.2 Basis of consolidation

(i) 100% owned Subsidiaries

The Company’s financial statements consolidate those of the Company and all of its subsidiaries as of September 30, 2025. Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Company has power, only substantive rights (held by the Company and other parties) are considered.

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

(ii) Non-controlling interests

Antelope Ruicheng owns 51% of Hainan Kylin, while non-controlling interest owns 49% of Hainan Kylin. Hainan Kylin 100% owns Hangzhou Kylin, Anhui Kylin, Wenzhou Kylin, Hubei Kylin and Jiangxi Kylin. Non-controlling interests in the financial results and equity of subsidiaries are shown separately in the Consolidated Statements of Comprehensive Income (Loss), Consolidated Statements of Financial Position and Consolidated Statements of Changes in Shareholders’ Equity respectively.

2.3 Foreign currency translation

The financial statements are presented in USD (to the nearest thousand), being the currency that best reflects the economic substance of the underlying events and circumstances relevant to the Company. The Company’s operations are conducted through the subsidiaries in the People’s Republic of China (“PRC”). The functional currency of these subsidiaries in China is Renminbi (“RMB”). The functional currency of Antelope Enterprise and Antelope HK is the United State dollars (US$). The functional currency of Vast Elite is Hong Kong dollar (“HKD”).

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

Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translations adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive income included in the consolidated statements of changes in shareholders’ equity. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

2.4 Plant and equipment

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

Other plant and equipment

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

2.5 Inventories

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

2.6 Cash and cash equivalents

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

2.7 Financial instruments

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value except for trade debtors arising from contracts with customers which are initially measured in accordance with IFRS 15 since 1 January 2019. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets or liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

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

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognized in respect of trade receivables included within trade and other receivables and prepayments, whose recovery is considered doubtful but not remote. In this case, the allowance of credit losses are recorded using an allowance account. When the Company is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

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

2.8 Derivative financial instruments

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

2.9 Leases

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

All the leases of the Company are operating leases as of September 30, 2025 and December 31, 2024.

2.10 Provisions and contingencies

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

2.11 Share capital

Ordinary shares are classified as equity. Share capital is determined using the nominal value of shares that have been issued. The Company’s Class A ordinary shares, Class B ordinary shares and preferred shares have no par value as a result of amended and restated memorandum and articles of association effective on February 21, 2023.

Any transaction costs associated with the issuing of shares are deducted from share premium (net of any related income tax benefit) to the extent they are incremental costs directly attributable to the equity transaction.

2.12 Revenue recognition

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

2.13 Deferred revenue

The Company records payments received in advance from its customers for the services to be provided by the Company as deferred revenue, the Company will recognize it as revenue when the services are provided to the customers. The balance of deferred revenue was USD 1,459,000 and USD 2,612,000 as of September 30, 2025 and December 31, 2024, respectively.

2.14 Impairment of non-financial assets

Impairment testing is made on the Company’s goodwill at each reporting date. Plant and equipment are tested for impairment if there is any indication that the assets may be impaired at the balance sheet date.

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

2.15 Employee benefits

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

2.16 Borrowing costs

Borrowing costs consist of interest and other costs incurred in connection with the borrowing of funds. Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset until such time as the assets are substantially ready for their intended use or sale. Other borrowing costs are expensed when incurred.

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

Current tax is the expected tax payables on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

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

2.19 Segment reporting

The Company identifies operating segments and prepares segment information based on the regular internal financial information reported to the Chief Executive Officer, who is the Company’s chief operating decision maker, for his decisions about the allocation of resources to the Company’s business components and for his review of the performance of those components.

Business segment

The Company operates principally in the 1) live-streaming e-commerce segment, providing a one-stop solution for our customers to enable them to utilize the growing sales channel of livestreaming ecommerce. 2) providing business management consulting, information system technology consulting services including the sales of software use rights for digital data deposit platforms and asset management systems, and online social media platform development and consulting, and 3) natural gas power generation, which was in the initial development stage and did not generate any revenue yet as of this report date. The Chief Executive Officer regularly reviews the Company’s business as two business segments.

Geographical segment

The business of the Company is engaged in the PRC and U.S. The Chief Executive Officer regularly review the Company’s business as two geographical segments.

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

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the consolidated statement of comprehensive income.

3. CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

3.1 Change in reporting currency

Effective January 1, 2024, the Company changed its presentation currency from RMB to USD to be more relevant to users.

Prior to January 1, 2024, the Company reported its annual and interim consolidated financial statements in RMB. In making this change in presentation currency, the Company followed the recommendations set out in IAS 21, the Effects of Change in Foreign Exchange Rates. In accordance with IAS 21, comparable financial statements for the years ended December 31, 2023 have been restated retrospectively in the new presentation currency of USD using the current rate method.

The consolidated financial statements as of December 31, 2023 of the Company have been prepared in RMB and translated into the new presentation currency of USD using the current rate method.

The procedure under the current rate method as applied in these consolidated financial statements is outlined as below:

●	balances for the year ended December 31, 2023 reported in the Consolidated Statement of Comprehensive Loss and Consolidated Statements of Cash Flows have been translated into USD using average foreign currency rates prevailing for the period;

●	balances as at and for the year ended December 31, 2023 reported in the Consolidated Statement of Change in Equity, including share-based payment reserve, foreign currency translation reserve, deficit and share capital, have been translated into USD using historical rates; and

●	basic and diluted loss per share for the year ended December 31, 2023 have been restated to USD to reflect the change in presentation currency.

All resulting exchange differences arising from the translation are included as separate component of other comprehensive loss.

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

3.2 Accounting standards issued but not yet effective

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the period ended September 30, 2025 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group:

Standards	Standards names	Mandatory adoption (from fiscal years beginning on or after)	Overview of new or amended standards and interpretations
IFRS 18	Presentation and disclosure in financial statements	October 1, 2027	Improved comparability in the statement of profit or loss (income statement) Enhanced transparency of management-defined performance measures More useful grouping of information
Amendments to IFRS 9 and IFRS 7	Regarding the classification and measurement of financial instruments	October 1, 2026	Derecognition of a financial liability settled through electronic transfer Classification of financial assets Disclosures

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

Useful lives and impairment assessment of plant and equipment

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

Impairment loss recognized in respect of plant and equipment

As of September 30, 2025, the net carrying amount of plant and equipment was approximately USD 3,295,000 (2024: USD 4,138,000). No impairment loss was recognized against the original carrying amount of plant and equipment for the nine months ended September 30, 2025 and for the years ended December 31, 2024 and 2023. Determining whether plant and equipment are impaired requires an estimation of the recoverable amount of the plant and equipment. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Income tax

The Company has exposure to income taxes in the PRC, HK and United State of American. Significant judgment is required in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The carrying amounts of the Company’s income tax payables (Note 17) as of September 30, 2025 and December 31, 2024 were nil and USD 7,000, respectively.

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

Impairment of trade and other receivables

The Company recognizes a loss allowance for expected credit loss (“ECL”) on financial assets which are subject to impairment under IFRS 9 (including trade and other receivables, note receivables and loan receivables, cash and bank balances). The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessment is done based on the Company’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

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

The Company recognized allowance of credit losses for other receivables of USD 175,000 for the nine months ended September 30, 2025, and USD nil and USD nil during the years ended December 31, 2024 and 2023, respectively. The net carrying amounts of the Company’s other receivables and prepayments as of September 30, 2025 and December 31, 2024 were USD 5,287,000 and USD 6,989,000, respectively.

Net realizable value of inventories

Net realizable value of inventories is the management’s estimation of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of a similar nature. It could change significantly as a result of various market factors. The net carrying amounts of the Company’s inventories as of September 30, 2025 and December 31, 2024 were USD 5,000 and USD nil, respectively.

Share-based payment transaction

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 22.

5. REVENUE AND OTHER INCOME

Revenue comprises the fair value of the consideration received or receivables for the sale of goods and services. An analysis of the Company’s revenue and other income is as follows:

	For the Nine Months ended September 30,		For the Years ended December 31,
	2025	2024 (Unaudited)	2024	2023
	USD’000	USD’000	USD’000	USD’000
Revenue
Continuing operations
Business management and consulting	238	44	164	1,009
Livestreaming ecommerce	60,583	70,850	98,609	71,093
Other	1	-	-	-

Discontinued operations
Sale of goods (Note 25)	-	-	-	381

Total revenue	60,822	70,894	98,773	72,483

Other income
Continuing operations
Interest income	41	665	844	302
Government Grant	720	882	1,250	42
Other	255	-	8	182

Discontinued operations
Other income (Note 25)	-	-	-	808
Total other income	1,016	1,547	2,102	1,334

Segment reporting

The Company identifies operating segments and prepares segment information based on the regular internal financial information reported to the Chief Executive Officer, who is the Company’s chief operating decision maker for his decisions about the allocation of resources to the Company’s business components and for his review of the performance of those components.

All of the Company’s operations are considered by the chief operating decision maker to be aggregated into three reportable operating segments: 1) live-streaming e-commerce segment, providing a one-stop solution for our customers to enable them to utilize the growing sales channel of livestreaming ecommerce, 2) business management consulting, information system technology consulting services including the sales of software use rights for digital data deposit platforms and asset management systems, and online social media platform development and consulting, and 3) natural gas power generation, which was in the initial development stage and did not generate any revenue yet as of this report date. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the Company’s chief operating decision makers in deciding how to allocate resources and in assessing performance.

The business of the Company is engaged in the PRC and U.S. The Chief Executive Officer regularly reviews the Company’s business as two geographical segments.

The following table shows the Company’s operations by business segment for the nine months ended September 30, 2025 and 2024 (unaudited), and for the years ended December 31, 2024 and 2023.

	For the Nine Months ended September 30,		For the Years ended December 31,
	2025	2024 (Unaudited)	2024	2023
	USD’000	USD’000	USD’000	USD’000
Revenues
Discontinued operations
Sales of tile products	-	-	-	381
Continuing operations
Business management and consulting	238	44	164	1,009
Livestreaming ecommerce	60,584	70,850	98,609	71,093

Total revenues	60,822	70,894	98,773	72,483

Cost of revenues
Discontinued operations
Sales of tile operations	-	-	-	1,068
Continuing operations
Business management and consulting	-	128	189	1,958
Livestreaming ecommerce	60,691	68,338	98,710	62,651

Total cost of revenues	60,691	68,466	98,899	65,677

Other income
Discontinued operations
Sales of tile products	-	-	-	808
Continuing operations
Business management and consulting	6	363	545	12
Livestreaming ecommerce	755	884	1,257	50
Other	255	300	300	464

Total other income	1,016	1,547	2,102	1,334

Operating costs and expenses
Discontinued operations
Sales of tile products	-	-	-	458
Continuing operations	-	-	-	-
Business management and consulting	264	251	303	1,035
Livestreaming ecommerce	1,589	3,895	1,236	8,514
Other	7,437	8,523	11,004	10,564

Total operating costs and expenses	9,290	12,669	12,543	20,571

Bad debt expense (reversal)
Discontinued operations
Sales of tile products	-	-	-	(141)
Continuing operations
Business management and consulting	170	-	-	-
Other	5	-	-

Total bad debt expense (reversal)	175	-	-	(141)

Other expense
Continuing operations
Business management and consulting	-	9	9	-
Livestreaming ecommerce	-	108	-	-
Other	2,897	-	-	170

Total other expense	2,897	117	9	170

(Loss) income from operations
Discontinued operations
Sales of tile products	-	-	-	(196)
Continuing operations
Business management and consulting	(190)	19	208	(1,972)
Livestreaming ecommerce	(941)	(607)	(80)	(22)
Other	(10,084)	(8,223)	(10,704)	(10,270)

Loss from operations	(11,215)	(8,811)	(10,576)	(12,460)

	As of	As of
	September 30,	December 31,
	2025	2024
Segment assets
Discontinued operations
Sale of tile products	-	-
Continuing operations
Business management and consulting	20,205	19,544
Livestreaming ecommerce	4,004	4,514
Others	12,899	13,948
Total assets	37,108	38,006

The business of the Company is primarily in the PRC. The Chief Executive Officer regularly reviews the Company’s business as one geographical segment.

6. FINANCE COSTS

Finance costs comprise interest expense recognized from lease liabilities upon application of IFRS 16 and interest expense on convertible note:

	For the Nine Months ended September 30,		For the Years ended December 31,
	2025	2024 (Unaudited)	2024	2023
	USD’000	USD’000	USD’000	USD’000
Interest on lease liabilities– continuing operations	113	105	147	-
Interest on lease liabilities - discontinued operations (Note 25)	-	-	-	41
Interest expense on convertible note	1,072	782	1,093	138

7. LOSS BEFORE TAXATION

The Company’s loss before taxation is arrived at after charging:

	For the Nine Months ended September 30,		For the years ended December 31,
	2025	2024 (Unaudited)	2024	2023
	USD’000	USD’000	USD’000	USD’000
Cost of inventories recognized as expense	-	-	-	1,067
Depreciation expenses	224	95	178	51
Right-of-use asset amortization charge	231	163	235	603
Auditors’ remuneration
– Audit fees	228	267	432	292
Directors’ remuneration
– salaries and related cost	36	36	48	60
– retirement scheme contribution	3	6	5	3
– share-based payments	650	663	888	994
Key management personnel (other than directors)
– salaries and related cost	369	218	443	192
– retirement scheme contribution	38	3	59	18
– share-based payments	360	1,873	3,248	857
Research and development personnel
– salaries and related cost	4	144	84	60
– retirement scheme contribution	-	3	-	-
Other personnel
– salaries and related cost	723	464	904	741
– retirement scheme contribution	72	50	75	85
Total employee benefit expenses	2,255	3,460	5,754	3,010

8. INCOME TAX EXPENSE

	For the Nine Months ended September 30,		For the Years ended December 31,
	2025	2024 (Unaudited)	2024	2023
	USD’000	USD’000	USD’000	USD’000
Continuing operations
Current Tax:
PRC Income Tax	8	1	8	12
U.S. Income Tax	1	3	3	-

Deferred tax expense	-	-	-	-
Total income tax expense	9	4	11	12

Discontinued operations did not incur any income tax expense for the year ended December 31, 2023.

Reconciliation between income tax expense and loss before taxation at applicable tax rates is as follows:

	For the Nine Months ended September 30,		For the Years ended December 31,
	2025	2024 (Unaudited)	2024	2023
	USD’000	USD’000	USD’000	USD’000
Loss before taxation including discontinued entities	(11,215)	(8,812)	(10,576)	(2,031)
Tax calculated at a tax rate of 25%	(2,803)	(2,203)	(2,644)	(508)
Tax effect on different tax rates of group entities operating in other jurisdictions	2,397	1,734	2,149	2,984
Change in net operating losses	415	473	506	(2,464)
Tax per financial statements	9	4	11	12

British Virgin Islands Profits Tax

The Company has not been subject to any taxation in this jurisdiction for the nine months ended September 30, 2025, and for the years ended December 31, 2024 and 2023.

Hong Kong Profits Tax

The subsidiary in Hong Kong is subject to tax charged on Hong Kong sourced income with a statutory tax rate of 8.25% for taxable income up to HKD 2,000,000, and a statutory tax rate of 16.5% for taxable income over HKD 2,000,000. No Hong Kong profits tax has been provided as the Company has no assessable profit arising in Hong Kong for the nine months ended September 30, 2025, and for the years ended December 31, 2024 and 2023.

PRC Income Tax

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemption may be granted on case-by-case basis. From January 1, 2021 to December 31, 2021, small and low-profit enterprises with annual taxable income not exceeding RMB 1 million, the actual income to be taxed was further lowered to 12.5% of annual taxable income, and the tax rate will be 20%. From January 1, 2022 to December 31, 2024, small and low-profit enterprises with annual taxable income exceeding RMB 1 million but not more than RMB 3 million, the actual income to be taxed will be further lowered at 25% of annual taxable income, and the corporate income tax is paid at the rate of 20%.

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

The Company did not recognize any deferred tax (assets) / liabilities in the consolidated statements of financial position as of September 30, 2025 and December 31, 2024.

The Company’s PRC subsidiaries have cumulative undistributed earnings of USD 4,170,000, USD 3,039,000 and USD 3,166,000, as of September 30, 2025, December 31, 2024 and 2023, which are included in consolidated retained earnings. No provision has been made for deferred taxes related to future repatriation of the remaining earnings, as the Company controls the dividend policy of these PRC subsidiaries and it has been determined that it is probable that these profits will not be distributed in the foreseeable future. If the Company were to distribute these cumulated earnings in the foreseeable future, the deferred tax liabilities of USD 209,000, USD 152,000 and USD 158,000 would be recognized as of September 30, 2025, December 31, 2024 and 2023.

US Income Tax

The Company’s U.S. subsidiary is subject to U.S. income tax rate of 21% and files U.S. federal income tax return. No US income tax has been provided due to the Company has no assessable profit arising in US for the nine months ended September 30, 2025 and for the years ended December 31, 2024 and 2023.

9. LOSS PER SHARE

	For the Nine Months ended September 30,		For the Years ended December 31,
	2025	2024 (Unaudited)	2024	2023
Loss attributable to holders of ordinary shares (USD’000):
Net loss from continuing operations	(10,759)	(8,502)	(10,544)	(12,258)
Net gain from discontinued operations	-	-	-	10,233
Weighted average number of ordinary shares outstanding used in computing basic loss per share*	4,350,566	1,766,437	2,057,331	55,505
Weighted average number of ordinary shares outstanding used in computing diluted loss per share*	4,351,817	1,800,472	2,070,859	64,743
Loss per share - basic (USD)
- From continuing operations	(2.47)	(4.81)	(5.13)	(220.84)
- From discontinued operations	-	-	-	184.36
Loss per share - diluted (USD)
- From continuing operations**	(2.47)	(4.81)	(5.13)	(220.84)
- From discontinued operations	-	-	-	158.06

*	The number of shares reflected the 1-for-40 reverse split effective on April 3, 2025.
**	Earnings per share for basic and diluted weighted average shares outstanding from continuing operations are the same due to anti-dilutive feature resulting from the net loss from continuing operations for the year.

Warrants to purchase common stock are not included in the diluted loss per share calculations when their effect is antidilutive. For the nine months ended September 30, 2025 and 2024, about 1,252 and 34,036 potential shares of common stock related to outstanding warrants and stock options were excluded from the calculation of diluted net loss per share from continuing operations as such shares are antidilutive when there is a loss. There were 13,528 and 9,238 outstanding warrants and stock options were excluded from the calculation of diluted net loss per share as such shares are antidilutive for the years ended December 31, 2024 and 2023, respectively.

10. LOAN RECEIVABLES

From March 31, 2023 to September 30, 2025, Anhui Zhongjun Enterprise Management Co., Ltd (“Anhui Zhongjun”) borrowed a total of USD 17,539,000 from Antelope Enterprise Holdings (Chengdu) Co., Ltd with annual interest rate of 4.35%. On December 31, 2024, AEHL Chengdu signed a debt transfer agreement with Lei Deng, Xiaorong Yang and Anhui Zhongjun, wherein Lei Deng and Xiaorong Yang transferred total debt of USD 799,000 that AEHL Chengdu owed them to Anhui Zhongjun. For the year ended December 31, 2024, the Company recorded $543,000 interest income for this loan. As of September 30, 2025 and December 31, 2024, the balance of this loan receivables was USD 19,895,000 and USD 18,873,000, respectively. This loan and related interest will be repaid in 2026.

At September 30, 2025, the Company assessed whether the credit risk on a financial instrument has increased significantly since initial recognition, and concluded no loss allowance for expected credit loss (“ECL”) needs to be recorded for loan receivables as a result of the repayment date is not due yet.

11. NOTE RECEIVABLES

On April 28, 2023, the Company completed the sale of Stand Best Creation Limited and its subsidiaries, Hengda and Hengdali, to New Stonehenge Limited for a total of USD 8,500,000. New Stonehenge Limited has agreed to make the payment in four equal installments on a date that falls 48 months after the effective date of the transaction, with an annual interest rate of 5%. For the nine months ended September 30, 2025, the Company received repayment of USD 130,000. For the year ended December 31, 2024, the Company received repayment of USD 1,737,000 from the buyer and record interest income of USD 300,000. For the year ended December 31, 2023, the Company received repayment of USD 1,328,000 from the buyer and record interest income of USD 425,000.

At September 30, 2025, the Company assessed whether the credit risk on a financial instrument has increased significantly since initial recognition, and concluded no loss allowance for ECL needs to be recorded for note receivables under IFRS 9 as a result of continuous timely repayment from the lender, and no indication of default for future repayment from the lender. As of September 30, 2025 and December 31, 2024, the balance of note receivables was USD 5,305,000 and USD 5,435,000, respectively.

12. PLANT AND EQUIPMENT

	Plant and machineries	Motor vehicles	Office equipment	Work-in- progress	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Cost
At January 1, 2024	-	224	36	-	260
Additions	3,223	45	269	666	4,203
Disposals	-	(63)	-	-	(63)
At December 31, 2024	3,223	206	305	666	4,400
Additions	33	-	-	348	381
Disposals	(1,088)	-	-	-	(1,088)
At September 30, 2025	2,168	206	305	1,014	3,693

Accumulated depreciation
At January 1, 2024	-	82	17	-	99
Depreciation charge	119	4	52	-	175
Disposals	-	(12)	-	-	(12)
At December 31, 2024	119	74	69	-	262
Depreciation charge	166	29	36	-	231
Disposals	(95)	-	-	-	(95)
At September 30, 2025	190	103	105	-	398

Carrying amount, net
At December 31, 2024	3,104	132	236	666	4,138
At September 30, 2025	1,978	103	200	1,014	3,295

13. OTHER RECEIVABLES AND PREPAYMENTS

	As of September 30, 2025	As of December 31, 2024
	USD’000	USD’000
Prepayments	3,180	5,671
Security deposits	58	6
Other receivables	2,226	1,312
Total other receivables and prepayments	5,464	6,989
Allowance for credit loss	(177)	-
	5,287	6,989

All of the other receivables and prepayments are expected to be recovered or recognized as expense within one year. The net carrying value of these balances is considered a reasonable approximation of fair value. Prepaid expense mainly consisted of advance payment to the vendors as of September 30, 2025 and December 31, 2024.

14. CASH AND BANK BALANCES

	As of September 30, 2025	As of December 31, 2024
	USD’000	USD’000
Cash at banks	1,927	1,047

Cash and bank balances are denominated in the following currencies:

	As of September 30, 2025	As of December 31, 2024
	USD’000	USD’000
Renminbi	1,317	700
Hong Kong dollar	1	*
US dollars	609	347
Total	1,927	1,047

*	Amount is less than USD1,000.

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

Cash at banks comprise cash held by the Company with an original maturity of three months or less. The deposits carry interest at prevailing market rates.

15. TRADE PAYABLES

	As of September 30, 2025	As of December 31, 2024
	USD’000	USD’000
Trade payables	1,930	831

Trade payables are denominated in Renminbi, non-interest bearing and generally settled within 120-day terms. All of the trade payables are expected to be settled within one year. The carrying value of trade payables is considered to be a reasonable approximation of fair value.

16. ACCRUED LIABILITIES AND OTHER PAYABLES

	As of September 30, 2025	As of December 31, 2024
	USD’000	USD’000
Accrued salaries	100	59
Others	1,926	1,069
Total	2,026	1,128

Accrued liabilities consist mainly of accrued salaries. Others consist mainly of accrued interests on note payables which due in 2026.

The carrying value of accrued liabilities and other payables is considered to be a reasonable approximation of fair value.

17. TAXES PAYABLES

	As of September 30, 2025	As of December 31, 2024
	USD’000	USD’000
VAT	774	281
Income tax	-	7
Other	53	27
Total	827	315

18. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

(a) Amounts recognized in the consolidated statement of financial position

The carrying amounts of right-of-use assets for lease are as below:

USD
Net book amount at January 1, 2024	-
New additions	1,561,000
Amortization for the year ended December 31, 2024	(235,000)
Net book amount at December 31, 2024	1,326,000
New additions	-
Amortization for the period ended September 30, 2025	(231,000)
Net book amount at September 30, 2025	1,095,000

The lease liabilities for continuing operations are as below:

	As of September 30, 2025	As of December 31, 2024
	USD’000	USD’000
Lease liabilities - current	346	348
Lease liabilities – non-current	808	1,072
Total	1,154	1,420

Contractual undiscounted cash flows for the leases:

	As of September 30, 2025
	Within one year	One to five years	Total contractual undiscounted cash flow
	USD’000	USD’000	USD’000
Undiscounted cash flows for the leases:	463	939	1,402

	As of December 31, 2024
	Within one year	One to five years	Total contractual undiscounted cash flow
	USD’000	USD’000	USD’000
Undiscounted cash flows for the leases:	457	1,287	1,744

(b) Amounts recognized in the consolidated income statement

The consolidated income statement shows the following amounts from continuing operations relating to leases:

Nine Months ended
September 30, 2025
Amortization charge of right-of-use assets	231
Interest expense	113

Nine Months ended
September 30, 2024 (Unaudited)
Amortization charge of right-of-use assets	163
Interest expense	105

Year ended
December 31, 2024
Amortization charge of right-of-use assets	235
Interest expense	147

Year ended
December 31, 2023
Amortization charge of right-of-use assets	-
Interest expense	-

The consolidated income statement shows the following amounts from discontinued operations relating to leases:

Year ended
December 31, 2023
Amortization charge of right-of-use assets	603
Interest expense	41

The total cash outflow in financing activities for leases during the nine months ended September 30, 2025 and for the years ended December 31, 2024 and 2023 was USD 342,000, USD 250,000 and USD nil, respectively.

The total cash outflow in financing activities from discontinued operations for leases during the year ended December 31, 2023 was USD 2,020,000.

19. NOTES PAYABLE

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

During the nine months ended September 30, 2025, the Company amortized OID of $3,495 and recorded $24,251 interest expense on this Note include $8,979 stand still fee, and the Company and Lender exchanged Partitioned notes of $569,345 for the delivery of 300,476 shares of the Company’s common stock. The Company recorded $197,369 loss on conversion of these notes in the nine months ended September 30, 2025. On May 12, 2025, the Company repaid in full of this note. During the year ended December 31, 2024, the Company amortized OID of $25,134 and recorded $89,462 interest expense on this Note and the Company and Lender exchanges these Partitioned notes of $580,000 for the delivery of 3,351,070 (pre-reverse split) shares of the Company’s common stock. The Company recorded $268,806 loss on conversion of these notes in the year ended December 31, 2024 and made repayment of $50,000 by cash to this note. As of December 31, 2024, the outstanding principal balance of this note was $560,366, net of unamortized OID of $3,495. During the year ended December 31, 2023, the Company amortized OID of $21,371 and recorded $37,569 interest expense on this Note.

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

For the nine months ended September 30, 2025, the Company record $ 1,021,008 interest expense on this promissory note, and the Company and Lender exchanged Partitioned notes of $4,630,000 for the delivery of 2,330,088 shares of the Company’s common stock. The Company recorded $2,699,698 loss on conversion of these notes in the nine months ended September 30, 2025. On September 15, 2025, the Company repaid in full of this note. During the year ended December 31, 2024, the Company recorded $767,922 interest expense on this Note. As of September 30, 2025 and December 31, 2024, the outstanding principal balance of this note was nil and $4,630,000.

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

Unsecured Promissory Note in July 2025

On July 24, 2025, the Company entered into a Note Purchase Agreement with an investor, pursuant to which the Company issued an unsecured promissory note with an aggregate commitment of up to $50,000,000 (the “Commitment Amount”). On July 24, 2025, the investor funded an initial pre-paid purchase in the principal amount of $2,427,500, which included an original issue discount of $157,500, and bears interest at a rate of 8% per annum. In addition, the Company agreed to pay the investor $20,000 to reimburse legal fees, accounting expenses, due diligence, monitoring, and other transaction-related costs (the “Transaction Expense Amount”). The issuance was subject to the terms, limitations, and conditions set forth in the Pre-Paid Purchase agreement. Additionally, at closing, the Company agreed to issue 130,500 ordinary shares to the investor as a commitment fee in connection with the pre-paid purchase facility (the “Commitment Shares”).

During the nine months ended September 30, 2025, the Company amortized OID of $157,500 and recorded $36,143 interest expense on this Note. As of September 30, 2025, the outstanding principal balance of this note was $2,427,500.

20. SHARE CAPITAL

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

	September 30, 2025	December 31, 2024
	Number	Number
	of shares	of shares
Authorized:
Preferred shares, no par value	50,000,000	50,000,000
Class A Ordinary shares, no par value	200,000,000	200,000,000
Class B Ordinary shares, no par value	50,000,000	50,000,000

	September 30, 2025	December 31, 2024
	Number	Number
	of shares	of shares
Issued:	7,136,044	3,200,728
Class A	4,580,547	895,231
Class B	2,555,497	2,305,497
Outstanding and fully paid:
Ordinary shares, no par value
At January 1	3,200,728	282,447
Class A	895,231	76,950
Class B	2,305,497	205,497
Issuance of new shares for equity financing	433,965	526,090
Rounding resulting from reverse split	6	-
Warrants exercised and buy-back	-	36,402
Note conversion into shares	2,630,564	178,104
Equity compensation, Class A	620,781	77,685
Equity compensation, Class B	250,000	2,100,000
At September 30, 2025 and December 31, 2024	7,136,044	3,200,728

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

On January 8, 2025, the Company entered into a securities purchase agreement with several investors, pursuant to which the Company agreed to sell 1,656,805 Class A ordinary shares (pre-reverse split), at a per share purchase price of $0.17. The gross proceeds to the Company from this offering are approximately $135,000, before deducting any fees or expenses.

On January 15, 2025, the Company entered into a securities purchase agreement with several investors, pursuant to which the Company agreed to sell 1,301,775 Class A ordinary shares (pre-reverse split), at a per share purchase price of $0.17. The gross proceeds to the Company from this offering are approximately $96,000, before deducting any fees or expenses.

On July 8, 2025, the Company entered into a securities purchase agreement with several investors, pursuant to which the Company agreed to sell 360,000 Class A ordinary shares, at a per share purchase price of $3.06. The gross proceeds to the Company from this offering are approximately $1,100,000, before deducting any fees or expenses.

Following is a summary of the warrant activity (post-reverse stock split effective on April 3, 2025) for the nine months ended September 30, 2025 and for the years ended December 31, 2024:

			Weighted
			Average
			Remaining
		Average	Contractual
	Number of	Exercise	Term in
	Warrants	Price	Years
Outstanding at January 1, 2023	9,254	$868.00	4.02
Exercisable at January 1, 2023	9,254	$868.00	4.02
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Expired	180	1,524	—
Outstanding at December 31, 2023,	9,074	852.80	2.24
Exercisable at December 31,2023	9,074	852.80	2.24
Granted	32,500	44.00	—
Exercised	35,271	42.00	—
Warrants buy-back	5,051	—	—
Forfeited	—	—	—
Expired	—	—	—
Outstanding at December 31, 2024	1,252	1,391.60	1.24
Exercisable at December 31, 2024	1,252	1,391.60	1.24
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—
Outstanding at September 30, 2025	1,252	$1,391.60	0.49
Exercisable at September 30, 2025	1,252	$1,391.60	0.49

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

From January 1 to December 31, 2024, the Company issued an aggregate of 463,205 (pre-reverse split) shares to its Chief Financial Officer as stock compensation expense. The fair value of 463,205 (pre-reverse split) shares was $245,600.

From January 1 to December 31, 2024, the Company issued an aggregate of 256,410 class B shares (pre-reverse split) to its Chief Executive Officer as stock compensation expense. The fair value of 256,410 (pre-reverse split) shares was $80,000.

From January 1 to December 31, 2024, the Company issued an aggregate of 2,100,000 class B shares (pre-reverse split) to its Chief Executive Officer as stock compensation expense. The fair value of 2,100,000 (pre-reverse split) shares was $3,366,000.

From January 1 to December 31, 2024, the Company issued an aggregate of 886,000 (pre-reverse split) shares to its directors as stock compensation expense. The fair value of 886,000 (pre-reverse split) shares was $1,311,280.

From January 1 to December 31, 2024, the Company issued an aggregate of 910,490 (pre-reverse split) shares to its employees as stock compensation expense. The fair value of 910,490 (pre-reverse split) shares was $540,340.

From January 1 to December 31, 2024, the Company issued aggregate of 591,278 (pre-reverse split) shares to its consultants or consulting firms as stock compensation expense. The fair value of 591,728 (pre-reverse split) shares was $795,097.

From January 1 to September 30, 2025, the Company issued an aggregate of 64,877 shares to its CFO as stock compensation expense. The fair value of 64,877 shares was $180,000.

From January 1 to September 30, 2025, the Company issued an aggregate of 55,500 shares to its CEO as stock compensation expense. The fair value of 55,500 shares was $180,000.

From January 1 to September 30, 2025, the Company issued an aggregate of 269,905 shares to its employees as stock compensation expense. The fair value of 269,905 shares was $821,600.

From January 1 to September 30, 2025, the Company issued aggregate of 230,500 shares to its consultants or consulting firms as stock compensation expense. The fair value of 230,500 shares was $348,000.

From January 1 to September 30, 2025, the Company issued aggregate of 250,000 class B shares to its directors as stock compensation expense. The fair value of 250,000 shares was $650,000.

21. RESERVES

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

On July 31, 2014, Sound Treasure Limited, the Company’s largest shareholder and an affiliate of the Company’s Chief Executive Officer, entered into a three parties agreement (the “Novation”) with the financial institution that originated the foreign currency transaction agreements and the Company. Under the Novation, Sound Treasure Limited assumed these agreements and all assets (mainly deposits placed with the financial institution) and all existing and future liabilities arising under these agreements, and the Company was released from the liabilities arising under the foreign currency transaction agreements. As a result, after July 31, 2014, the Company is no longer required to fund any losses related to these agreements, and the Company will neither suffer any future liabilities arising under those agreements nor enjoy any benefit arising under those agreements.

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

22. SHARE-BASED EMPLOYEE REMUNERATION

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

The total number of shares that may be issued under the 2019 Plan was 333,333 (pre-reverse split) shares. Such shares may either be authorized but unissued shares or treasury shares. In the event of any reorganization, recapitalization, share split, distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the Company or any similar corporate transaction, the Board shall make such adjustments as it deems appropriate, in its sole discretion, to preserve the benefits or intended benefits of the 2019 Plan and Awards granted under the 2019 Plan.

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

From January 1 to December 31, 2023, the Company issued aggregate of 29,234 (pre-reverse split) shares to its Chief Financial Officer as stock compensation expense, and issued aggregate of 171,338 (pre-reverse split) shares to its Chief Executive Officer as stock compensation expense.

From January 1 to December 31, 2023, the Company issued aggregate of 168,000 (pre-reverse split) shares to its directors as stock compensation expense. From January to December 31, 2023, the Company issued aggregate of 224,793 (pre-reverse split) shares to its employees as stock compensation expense.

From January 1 to December 31, 2023, the Company issued aggregate of 719,428 (pre-reverse split) shares to its consultants or consulting firms as stock compensation expense.

From January 1 to December 31, 2024, the Company issued aggregate of 463,205 (pre-reverse split) shares to its Chief Financial Officer as stock compensation expense, and issued aggregate of 2,356,410 class B shares (pre-reverse split) shares to its Chief Executive Officer as stock compensation expense.

From January 1 to December 31, 2024, the Company issued aggregate of 886,000 (pre-reverse split) shares to its directors as stock compensation expense. From January to December 31, 2024, the Company issued aggregate of 910,490 (pre-reverse split) shares to its employees as stock compensation expense.

From January 1 to December 31, 2024, the Company issued aggregate of 591,278 (pre-reverse split) shares to its consultants or consulting firms as stock compensation expense.

From January 1 to September 30, 2025, the Company issued an aggregate of 64,877 shares to its CFO as a stock compensation expense.

From January 1 to September 30, 2025, the Company issued an aggregate of 55,500 shares to its CEO as a stock compensation expense.

From January 1 to September 30, 2025, the Company issued aggregate of 250,000 class B shares to its directors as stock compensation expense.

From January 1 to September 30, 2025, the Company issued an aggregate of 269,905 shares to its employees as stock compensation expense.

From January 1 to September 30, 2025, the Company issued aggregate of 230,500 shares to its consultants or consulting firms as stock compensation expense.

For the nine months ended September 30, 2025, employee remuneration expense for senior officers, employees and directors (all of which related to equity-settled share-based payment transactions) was USD 18,361,000. For the years ended December 31, 2024 and 2023, employee remuneration expense for senior officers, employees and directors (all of which related to equity-settled share-based payment transactions) was USD 5,644,000 and USD 4,292,000, respectively, has been included in profit or loss and credited to the share capital and share-based payment reserve.

For the nine months ended September 30, 2025, consulting expense (all of which related to equity-settled share-based payment transactions) was USD 348,000. For the years ended December 31, 2024 and 2023, consulting expense (all of which related to equity-settled share-based payment transactions) was USD 347,000 and USD 2,589,000, respectively.

23. SIGNIFICANT RELATED PARTY TRANSACTIONS

Apart from those discussed elsewhere in these financial statements, the following are significant related party transactions entered into between the Company and its related parties at agreed rates:

Amounts owing to related parties

	September 30, 2025	December 31, 2024
	USD’000	USD’000
Amounts owing to related parties	391	272

As of September 30, 2025 and December 31, 2024, the Company had a loan of nil and $20,000 payable to Alex Ng Man Shek, a former director and corporate secretary of the Company. This loan is interest free, unsecured and repayable on demand.

As of September 30, 2025 and December 31, 2024, the Company had amount due to Weilai Zhang, (the Company’s former CEO) of $100,000 and $252,000, respectively, which bore no interest, unsecured and payable upon demand.

As of September 30, 2025 and December 31, 2024, the Company had amount due to Baiya International Group Inc (major shareholder of the Company also controls this Company) of $290,000 and nil, which bore no interest, unsecured and payable upon demand.

As of September 30, 2025 and December 31, 2024, the Company had amount due to Lei Deng (senior officer of the Company) of $1,271 and nil, which bore no interest, unsecured and payable upon demand.

24. COMMITMENTS

(a) Operating lease commitments

The Company leases production factories, warehouses and employees’ hostel from unrelated parties under non-cancellable operating lease arrangements. The leases have varying terms and the total future minimum lease payments of the Company under non-cancellable operating leases are payable as follows:

	As of September 30, 2025	As of December 31, 2024
	USD’000	USD’000
Within one year	463	348
After one year and within five years	939	1,072
Total	1,402	1,420

The leases typically run for an initial period of three years, with an option to renew the lease when all terms are renegotiated. Lease payments are usually increased every three years to reflect market rentals. None of the leases includes contingent rentals.

(b) Capital commitments

The Company’s capital expenditures consist of expenditures on plant and equipment and capital contribution. Capital expenditures contracted for at the balance sheet date but not recognized in the financial statements are as follows:

	As of September 30, 2025	As of December 31, 2024
	USD’000	USD’000
Contracted for capital commitment in respect of capital contribution to its wholly foreign owned subsidiary in the PRC:
Antelope Chengdu	6,120	6,120
Antelope Future (Yangpu)	7,244	7,244
Antelope Ruicheng Investment	6,850	6,850
Anhui Kylin Cloud Service Technology	428	428
Wenzhou Kylin Cloud Service Technology	704	704
Jiangxi Kylin Cloud Service Technology	704	704

25. DISPOSAL OF SUBSIDIARIES

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

The following table summarizes the carrying value of the assets and liabilities of disposal group at the closing date of disposal. The Company recorded US$10.4 million gain on disposal of the subsidiaries, which was the difference between the selling price of US$8.5 million and the carrying value of the net assets of the disposal group.

As of April 28, 2023
USD’000

Right-of-use assets, net	3,756
Inventories, net	3,634
Trade receivables, net	405
Other receivables and prepayments	407
Cash and bank balances	36
Accrued liabilities and other payables	(2,696)
Amounts owed to related parties	(4,938)
Lease liabilities	(2,720)
Taxes payables	(11)

The financial performance and cash flow information presented are for the year ended December 31, 2023.

Year ended December 31, 2023
USD’000
Financial performance
Net sales	381

Cost of goods sold	1,067

Gross loss	(686)

Other income	807
Selling and distribution expenses	(215)
Administrative expenses	(61)
Finance costs	(41)

Loss before taxation	(196)

Gain on disposal of discontinued operations	10,430

Net income for the year from discontinued operations	10,233

Cash flow information

Net cash generated from operating activities from discontinued operations	1,994

Net cash used in investing activities from discontinued operations	-

Net cash used in financing activities from discontinued operations	(2,020)

Net decrease in cash and cash equivalents from discontinued operations	(26)

26. FINANCIAL RISK MANAGEMENT

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

(a) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company’s exposure to credit risk arises primarily from cash and bank balances, trade receivables, other receivables, note receivables and loan receivables. For all receivables, the Company adopts the policy of dealing only with customers of appropriate credit history to mitigate credit risk. For other financial assets, the Company adopts the policy of dealing only with high credit quality counterparties.

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

Other receivables

Other receivables mainly comprise interest receivables, refundable prepaid expenses, and advances to employees. The Company’s exposure to credit risk in respect of these balances is limited. The Company monitors credit risk by performing periodic assessments of the creditworthiness of the relevant counterparties.

Loan receivables

Loan receivables mainly comprise loan to third party. The Company’s exposure to credit risk in respect of these balances is limited. The Company monitors credit risk by performing periodic assessments of the creditworthiness of the relevant counterparties.

Note receivables

Note receivables mainly consist of balances due from the sale of subsidiaries. The Company is exposed to credit risk arising from these balances, which is managed through periodic evaluations of the credit standing of the relevant counterparties.

The Company performs ongoing credit evaluations of its customers’ financial condition and requires no collateral from its customers. The allowance of credit losses is based upon a review of the expected collectability of all trade and other receivables.

(b) Liquidity risk

The Company’s policy is to regularly monitor current and expected liquidity requirements to ensure that it maintains a sufficient amount of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

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

	As of September 30, 2025
		More than 1	Total contractual
	Within 1 year	year but less than 5 years	undiscounted cash flow	Carrying amount
	USD’000	USD’000	USD’000	USD’000
Trade payables	1,930	—	1,930	1,930
Amounts owed to related parties	391	—	391	391
Lease liabilities	463	939	1,402	1,402
Note payables	2,428	—	2,428	2,428
Total	5,212	939	6,151	6,151

	As of December 31, 2024
		More than 1	Total contractual
	Within 1 year	year but less than 5 years	undiscounted cash flow	Carrying amount
	USD’000	USD’000	USD’000	USD’000
Trade payables	831	—	831	831
Amounts owed to related parties	272	—	272	272
Lease liabilities	457	1,287	1,744	1,744
Note payables	5,187	—	5,187	5,187
Total	6,747	1,287	8,034	8,034

(c) Foreign currency risk

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

	As of September 30, 2025	As of December 31, 2024
	USD’000	USD’000
Loss before taxation	55	29

(d) Fair value measurements

(i)	Financial instruments carried at fair value

Fair value hierarchy

The following table presents the fair value of the Company’s financial instruments measured at the end of the reporting period on a recurring basis, categorized into the three-level fair value hierarchy as defined in IFRS 13 Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

●	Level 2: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

●	Level 3: inputs for the assets or liability that are not based on observable market data (that is, unobservable inputs). The Company’s directors are responsible to determine the appropriate valuation techniques and inputs for fair value measurements.

There were no transfers between instrument levels during the nine months ended September 30, 2025 and for the years ended December 31, 2024 and 2023.

As of September 30, 2025 and December 31, 2024 there were no other financial instruments measured on a recurring basis.

(ii)	Financial assets and liabilities measured at other than fair value

The carrying amounts of the Company’s other financial instruments carried at cost or amortized cost approximate their fair values as of September 30, 2025 and December 31, 2024.

27. CAPITAL MANAGEMENT

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

The Company is not subject to externally imposed capital requirements, except for, as disclosed in Note 21(a), the Company’s PRC subsidiaries are required by the Foreign Enterprise Law of the PRC to contribute to and maintain a non-distributable statutory reserve fund whose utilization is subject to approval by the Board of Directors. This externally imposed capital requirement has been complied with by the PRC subsidiaries for the nine months ended September 30, 2025 and for the years ended December 31, 2024 and 2023.

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

	As of September 30, 2025	As of December 31, 2024
	USD’000	USD’000
Note payable	2,428	5,187
Amounts owed to related parties	391	272
Total debts	2,819	5,459
Less: Cash and cash equivalents	(1,927)	(1,047)
Net debts	892	4,412
Equity attributable to shareholders of the Company	26,657	25,553
Gearing ratio	3%	17%

28. SUBSEQUENT EVENTS

The Company has evaluated all events that have occurred subsequent to September 30, 2025 through the date that the consolidated financial statements were issued. Management has concluded that the following material subsequent events required disclosure in the consolidated financial statements.

On October 22, 2025, the Company incorporated a new subsidiary, AEHL Group Limited, in the British Virgin Islands, as a holding company.

On December 15, 2025, Hainan Kylin incorporated a 100% owned subsidiary Chuzhou Kylin Cloud Services Technology Co., Ltd (“Chuzhou Kylin”) in China. Chuzhou Kylin is engaged in business management and consulting services for the livestreaming ecommerce industry.

On December 17, 2025, the Company’s Board of Directors has approved a change of the Company’s fiscal year end from December 31 to September 30. The Company plans to file a transition report on Form 20-F for the transition period of January 1, 2025 through September 30, 2025. The Company’s 2026 fiscal year will begin on October 1, 2025 and end on September 30, 2026.

